Form 20-F
period 1999-03-31
KOMATSU LTD
filed 1999-09-14
CIK 56594

                      SECURITIES AND EXCHANGE COMMISSION

                              ____________________

                                   FORM 20-F

(Mark One)

              (  )REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                   OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       or
              (XX)ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 1999

                        COMMISSION FILE NUMBER:  1-7239

                      KABUSHIKI KAISHA KOMATSU SEISAKUSHO
             (Exact name of registrant as specified in its charter)

                                  KOMATSU LTD.
                (Translation of registrant's name into English)

                                     JAPAN
                (Jurisdiction of incorporation or organization)

                2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan
                    (Address of principal executive offices)


Securities registered pursuant to Section 12(b) of the Act:

                                    Name of each exchange
Title of each class                 on which registered
-------------------                 ----------------------

None                                     N/A



Securities registered or to be registered pursuant to Section 12(g) of the Act:

                           None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                           Common Stock

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                  968,921,701

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   XX    ,   No
   ---------       --------

     Indicate by check mark which financial statement item the registrant has
elected to follow.  Item 17      Item 18  XX .
                           ----          ----


                                     PART I

Item 1.  Description of Business
         -----------------------

General
-------

     KOMATSU LTD. (hereinafter referred to as the "Company," and together with its consolidated subsidiaries, "Komatsu") was incorporated in 1921 under the laws of Japan. Shortly after its formation, the Company commenced the production and marketing of sheet-forming presses and, in the 1940's, the Company began producing and marketing bulldozers. Komatsu is a worldwide, integrated manufacturing and sales organization engaged in the manufacture, development, marketing and sale of industrial equipment and products. For fiscal 1999, Komatsu recorded worldwide net sales of (Yen)1,061,597 million (US$8,997 million) and net loss of (Yen)12,378 million (US$105 million).

     For purposes of this report, Komatsu's business activities are divided into five categories: construction and mining equipment, electronics, industrial machinery, civil engineering and construction, and other operations.


     Construction and Mining Equipment Segment
     -----------------------------------------

     The construction and mining equipment segment is Komatsu's largest operating segment. Net sales of construction and mining equipment totaled
(Yen)731,077 million (US$6, 196 million) for fiscal 1999, a 1.3% increase from the previous year, and represented 68.9% of Komatsu's total net sales. While sales to customers in Japan declined 15.0%, to (Yen)247,102 million (US$2, 094 million), sales to customers outside Japan grew by 12.3% to (Yen)483,975 million (US$4,101 million) in fiscal 1999, offsetting the sharp decline in domestic sales. Sales to customers in Japan represented 33.8% of total sales of construction and mining equipment, down 6.5% from the previous year, while the proportion of sales to customers outside Japan increased 66.2% in spite of a significant drop of 65.0% in sales to customers in Southeast Asia.

     Komatsu's construction and mining equipment segment consists of two broad categories: construction equipment (including utility products) and mining equipment.

     Construction Equipment. Komatsu's construction equipment business operates worldwide with its primary headquarters located in Tokyo, Japan and three regional headquarters in each of the United States, Europe and Southeast Asia. This global strategy permits Komatsu to diversify its sourcing of raw materials, components and finished products to maximize economic and production efficiencies. This global strategy also permits Komatsu to ameliorate the effects on the construction equipment segment of downturns in general economic conditions and reductions in construction activity in any single geographic segment and protect against exchange rate risks.

     Komatsu's line of construction equipment includes large earthmoving, excavating and transportation equipment, including bulldozers, dozer shovels, hydraulic excavators, wheel-type hydraulic excavators, wheel loaders, reach loaders, motor graders, dump trucks, articulated dump trucks, rough-terrain cranes, compactors, vibratory rollers, pipelayers, various types of mini-sized construction equipment, coal haulers, slag dump trucks, road stabilizers, tunnel boring machines, shield machines, small-diameter pipe jacking machines, amphibious bulldozers, underwater rubble leveling robots, mobile debris crushers and construction robots. The construction equipment product line also includes a variety of "utility" equipment - mini to small machines (e.g., mini hydraulic excavators, mini wheel loaders, compact bulldozers, and other similar products) for landscaping and general construction.

     In 1993, Komatsu formed a joint venture company in each of Japan and the United States with Cummins Engine Co., Inc. ("Cummins") to produce engines for use in construction equipment. Cummins also sells the engines produced by these joint venture companies to third parties as loose engines. In 1998 Komatsu and Cummins formed a third alliance, the 50/50 joint venture Industrial Power Alliance, Ltd. ("IPA"), in order to perform research and development of industrial engines.

     JAPAN. Demand for construction equipment in Japan fell substantially from the previous year, reflecting the prolonged economic recession, sluggish private-sector capital outlays and a credit crunch.

     In November 1998, Komatsu began consolidating and restructuring production in response to the slowdown in the Japanese market and intensified global competition. The Company completed a take-over bid for Komatsu Zenoah Co. ("Komatsu Zenoah") in November 1998, increasing its equity share on the Japanese stock market from 30.4% to 51.7%, to make Komatsu Zenoah a subsidiary of the Company. Also, on April 1, 1999, Komatsu MEC Corp., a wholly owned, unlisted manufacturer of wheel loaders and other construction machines, and Komatsu EST Corp., a majority owned manufacturer of motor graders, were merged with the Company. These entities are now known as the MEC and EST divisions, respectively.

     The Company is still in the process of consolidating production of wheeled equipment at the MEC Division's Mooka Plant, notably large wheel loaders from the Kawagoe plant, and motor graders and other equipment from the EST Division's Kashiwazaki Plant. Production of rough terrain cranes and dump trucks will continue at the Mooka Plant. Production of small and medium-sized wheel loaders will be transferred from the Kawagoe

Plant to the Company's Awazu Plant. Full-scale production of the transferred equipment at the Mooka and Awazu plants started in August 1999.

     The Company's Awazu Plant is slated as an exclusive production center for small and medium-sized models of wheel loaders, in addition to hydraulic excavators and bulldozers.

     Komatsu Zenoah will become Japan's core production unit for Komatsu-brand mini hydraulic excavators by transferring production of selected models from the Company's Awazu Plant, and all models from Komatsu Zenoah's Saitama Plant to the Kawagoe Plant, the future site of Komatsu Zenoah. With this move, Komatsu expects to strengthen its position in the mini equipment market where demand for rental equipment is expanding. Full-scale production by Komatsu Zenoah is scheduled for June 2000.

     Three plants will close following the restructuring: Komatsu Zenoah's Tachikawa and Saitama plants, and the EST Division's Kashiwazaki Plant. From 1993 to 1995, the Company engaged in its first major restructuring of production in Japan, reducing 13 assembly lines to 10. With the current restructuring plan, these 10 assembly lines will be cut to 7, and as a result the Company expects to save approximately (Yen)5 billion (US$42 million) in fiscal 2001.

     In fiscal 1999, Komatsu continued to introduce hydraulic and mini hydraulic excavators with a small rear-swing radius, capitalizing on the growing preference of customers for such machines in the Japanese market. For the MR series, Komatsu introduced five new models with a bucket capacity ranging from 0.066m/3/ to 0.16m/3/ in September 1998, following one earlier introduction with a bucket capacity of 0.09m/3/. Responding to customers' needs, the new series features safety and superior maneuverability in confined spaces, in addition to the powerful performance of standard mini hydraulic excavators.



     For the US series, Komatsu introduced the upgraded 128US (bucket capacity:
0.4m/3/), 75US (0.25m/3/) and 228US (0.7m/3/) models during the year. With the MR and US series, Komatsu has further reinforced its market leadership with the industry's most extensive range of small rear-swing radius models.

     Because customers in Japan face a highly competitive market environment, rental equipment is an attractive option for stimulating business growth. Specifically, the Japanese rental market is driven mainly by hydraulic and mini hydraulic excavators, and recently by small rear-swing radius models. As the leader in this product line, Komatsu is positioned to expand its presence in the growing rental equipment market in Japan.

     In the used equipment market, Komatsu expanded its resale network in collaboration with Komatsu Used Equipment Corp. ("KUEC") to improve the value of trade-ins for Komatsu customers and distributors. In addition to holding three regular auctions in Japan, KUEC offered on-line bidding on its G-URECA Web site for one week during the year. Encouraged by the success of this Internet sale, Komatsu is planning to support KUEC's efforts to hold full-scale virtual auctions in the near future.

     Since Komatsu's market introduction of Japan's first mobile debris crusher in 1993, Komatsu has steadily expanded the series to respond to a wider range of tasks while continuing to promote cost savings and on-site environmental protection. During the year,

Komatsu introduced the BZ120 mobile soil stabilizer to recycle all grades of excavated soil for reuse as backfill on the job site.

     In March 1999, Komatsu unveiled the new BR200T mobile tub grinder, developed to offer both environment-friendly and cost-effective solutions to customers who engage in land clearing. Equipped with a hydraulics-driven hammer mill for powerful crushing, the BR200T is capable of chipping 20m/3//h to 100m/3//h, depending on the type and shape of trees and size of screens for sorting. The chipped material is recycled on-site into fertilizer or other products such as fuel. Komatsu now offers 17 models of this mobile crusher series, covering all five areas of on-site construction waste, including rubble and natural rock; concrete and asphalt debris; mixed waste such as panels, furniture and home electric appliances; excavated soil; and uprooted trees and other wood waste.



     With particular emphasis on the speed of post-excavation processing, the Company has made concerted efforts in the past two years to improve the total efficiency of its underground construction systems. The Company has collaborated with its customers and general contractors to develop new construction methods for higher productivity, safety and environmental friendliness.

     During the year, the Company delivered a high-speed, fully automatic carrier for transporting shield segments for tunnel construction. Equipped with tires, this battery-powered carrier can travel at a top speed of 16km/h for a distance of more than 10km. It can also travel on slopes of up to 10 degrees. Compared with conventional carriers, this Komatsu model is twice as fast and covers at least three times the distance.

     The Company also developed a new system consisting of a shield machine and a series of carts with a power unit, transformer and pneumatic pressure pump. This system is used with the BZ200 mobile soil stabilizer to recycle sludge into reusable soil. Deployed in tunnel construction for electric power cables, the Company's system proved very cost effective.

     Komatsu continued to devote attention to customer needs by offering solutions through new machines. Since the Company's establishment of the Bulldozer Business Division in June 1998, Komatsu introduced the upgraded D155AX-5 (blade capacity: 11.7m/3/), D375A-3 (24m/3/) and D475A-3 (35.9m/3/),
all built to enhance customers' productivity with more power, maneuverability, durability and operator comfort. The D475 Super Dozer (45m/3/) was exported for full-scale sales in North America, Australia and other regions of the world.

     Komatsu also introduced the upgraded WA700 (engine flywheel horsepower:
641 hp) and the new WA1200 (over 1,500 hp) wheel loaders to the mining and quarrying industries. Equipped with such technological advantages as the multistage hydraulic system, modulation clutch, user-friendly joystick steering and tire slip controls, the new WA1200 wheel loader offers high productivity, reliability and durability in addition to power.

     In the area of large dump trucks, during the year the Company made its third import to Japan of the 530M mechanical off-highway truck (maximum payload:
150 US tons) from Komatsu Mining Systems, Inc. ("KMS") of the United States.

     ASIA. Demand for construction and mining equipment in Southeast Asia has been stagnant since July 1997. Against this backdrop, Komatsu Asia & Pacific Pte. Ltd.,

Komatsu's regional headquarters and marketing center based in Singapore, played a key role in sustaining profitability of its operation in Southeast Asia.

     With respect to production bases in Indonesia and Thailand, Komatsu expanded exports outside the region through its global sales network. The Company is determined to keep these plants running in preparation for a market recovery in the near future. In fiscal 1999 the Company increased the capital of its Indonesian unit, P.T. Komatsu Indonesia Tbk to 55.1%.

     The Chinese construction equipment market was brisk, with large-scale infrastructure investment by the Chinese government during the year. Since its establishment in 1995, Komatsu Shantui Construction Machinery Co., Ltd. ("Komatsu Shantui"), has successfully expanded production of its PC200 (bucket capacity: 0.8m/3/) and PC220 (bucket capacity: 1.0m/3/) hydraulic excavators. Demonstrating its solid growth, Komatsu Shantui posted profits during the year. In November 1998, Komatsu Shantui accomplished production and sales of its 1,000/th/ machine. Komatsu Shantui also opened a training center at its plant for customers and distributors.

     In India, L&T-Komatsu Limited, a joint venture established in February in 1998 with Larsen & Toubro Limited, delivered its first PC200 hydraulic excavator after one year of teamwork by engineers from both joint venture partners.

     THE AMERICAS. Komatsu America International Company ("KA") continued to expand sales and profits as it enlarged its presence in the robust North American construction equipment market fueled by the strong U.S. economy. By expanding sales of hydraulic excavators and wheel loaders, the company posted record-high sales and profits in 1998.

     KA closed its Gallion Plant in Ohio and completed the production transfer of motor graders to the Chattanooga Plant in Tennessee in December 1998. In addition to investing US$8 million for this transfer, KA streamlined the production of medium-sized hydraulic excavators at the Chattanooga Plant and small and medium-sized wheel loaders at the Candiac Plant. KA also established the Komatsu Remarketing Group to accelerate sales of used equipment through Komatsu's global network.

     EUROPE. Overall European demand for construction equipment was strong, fueled by a recovery in demand in Germany throughout the year.

     Komatsu UK Ltd. ("KUK") continued to advance sales of both wheeled and crawler hydraulic excavators in Europe, and recorded record-high sales and profits in 1998. In Germany, Komatsu Hanomag AG ("Komatsu Hanomag") also expanded sales of wheel loaders. In 1998, Komatsu Hanomag formed the Dealer Advisory Board to strengthen collaborative relations with its German dealers. As Komatsu's European business unit for utility equipment, FKI FAI Komatsu Industries S.p.A., a wholly owned subsidiary of the Company in Italy ("FKI") continued to boost sales of their equipment by introducing 12 new and upgraded models in 1998. In Russia, KRANEKS International Company Limited, a joint venture with KRANEKS Machinery Co., Ltd., began initial production and shipment of metal parts to KUK.

     In 1998, Komatsu Europe International N.V. also expanded sales. As Komatsu's European headquarters, Komatsu Europe International N.V. is working closely with the

Company to develop new strategies in view of the changes in the business environment resulting from the transition to a single currency.

     Utility Equipment. As part of its marketing strategy, in July 1997 the Company established Komatsu Utility Corporation ("KUC") in Illinois, United States, to develop sales and rental networks in the North American utility equipment market. In the United States, the largest market for utility equipment, with an estimated annual demand of 90,000 units, KUC achieved strong results in its first full year of operations. While continuing to expand its rental and sales networks with dealers in North America, KUC aggressively marketed new compact hydraulic excavators from the Company and North American-version backhoe loaders from FKI. In particular, test marketing of the backhoe loader from FKI was greeted with wide acclaim for its versatility, maneuverability and control.

     As part of Komatsu's global strategy for utility equipment, FKI completed investment in facilities to expand production with a new flexible manufacturing system (FMS) line in March 1999. While FKI has the most comprehensive line of utility equipment in Europe, it plans to add 24 new models to its existing line by the year 2000 to secure the leadership position in the European utility equipment market. FKI has already introduced two compact hydraulic excavators, four backhoe loaders and six European-version mini excavators, and has been producing backhoe loaders at full capacity to meet the surge in orders from KUC and European distributors.

     In Japan, the Company and Komatsu Zenoah produce mini hydraulic excavators and wheel loaders. Komatsu Hanomag in Germany also manufactures mini wheel loaders. By effectively coordinating production and taking into account logistics and foreign exchange rate fluctuations, Komatsu is determined to become a global leader in the mini hydraulic excavator market.

     Mining Equipment. Komatsu's mining equipment sales are concentrated outside Japan, in North America, Latin America, Africa and Australia. In recognition of the different geographic scope and customer base of the mining business in April 1997, the Company established KMS in Illinois, United States as the worldwide headquarters of Komatsu's mining equipment business. With the centralization of its mining equipment manufacturing and marketing operations under KMS, Komatsu believes it is able to better focus on developing specific operating and marketing strategies targeted to the particular needs of its customers in the mining equipment segment.

     The mining equipment division manufactures and markets "super large" sized equipment including, bulldozers, wheel loaders dump trucks, hydraulic excavators and motor graders. Komatsu's expanding product line of mining equipment includes some of the world's largest machines, such as the D575-A bulldozer (blade capacity: 90.0 cubic yards), the 930E dump truck (maximum payload: 320 U.S. tons) and the H685SP hydraulic excavator (bucket capacity: 46.0 cubic yards).

     KMS provides a complete line of equipment, product support programs and computer-based mine management systems developed by Modular Mining Systems, Inc., a systems and software developer subsidiary of KMS.

     Demand for mining equipment slowed considerably, adversely affected by the fall in prices of commodities worldwide during the year. While gold and bauxite prices appear to have bottomed out, those for coal, copper and iron remained depressed.

     KMS experienced a sharp drop in demand for dump trucks, notably after July 1998. As a result, KMS implemented a restructuring program in 1998.

     In February 1999, the Company acquired Demag Komatsu GmbH, a 50-50 joint venture manufacturer of superlarge hydraulic excavators in Germany, from its partner Mannesmann Demag AG. The entity was renamed as Komatsu Mining Germany GmbH ("KMG"). Through KMS, Komatsu is now positioned to draw on its worldwide sourcing to deliver individually tailored hardware and software packages to mining operators. These solutions include a full range of equipment and services, such as off-highway dump trucks from KMS, superlarge hydraulic excavators from KMG, wheel loaders and bulldozers from the Company of Japan, and mining operation software developed by Modular Mining Systems, Inc. of the United States.

     Electronics Segment
     -------------------

     The core business of Komatsu's electronics segment consists of its semiconductor materials operations, which includes the production of silicon wafers for the semiconductor industry; polycrystalline silicon, the raw material used in the production of silicon wafers; and silane gas, which is used in the manufacture of polycrystalline silicon. The electronics segment also produces LCD manufacturing equipment, excimer lasers and various electronic equipment and devices.

     In the electronics business, Komatsu launched shipment of mass-produced Excimer lasers during the year and achieved strong sales of peripheral LAN equipment. However, the silicon wafer business was hit by a reduction in global demand and marked declines in product prices, mainly attributable to sluggish semiconductor markets. Demand for polycrystalline silicon as the material for silicon wafers was also lackluster.

     Komatsu's electronics segment accounted for (Yen)86,608 million (US$734 million), or 8.2%, of total net sales for fiscal 1999, representing a 16.9% decrease in these sales over the prior fiscal year. Komatsu invested heavily in these businesses, with capital expenditures in fiscal 1999 of approximately
(Yen)61,854 million (US$524 million), representing 53.8% of total capital expenditures.

     Silicon Business. A substantial majority of Komatsu's silicon wafers are manufactured in Japan by Komatsu Electronic Metals Co., Ltd. ("KEM"), a 63.5% owned subsidiary of the Company that was established in 1960. KEM also operates in Taiwan, through Formosa Komatsu Silicon Corporation ("FKS"), a 51.0% owned subsidiary of KEM that was established in 1995. Polycrystalline silicon and silane gas are produced by Advanced Silicon Materials Inc. ("ASiMI"), a 95.4% owned subsidiary of the Company that was established in 1984 and has operations in Washington and Montana in the United States.

     In March 1999, the Company acquired Komatsu Silicon America, Inc. ("KSA"), a wholly owned silicon wafer manufacturing and marketing subsidiary of KEM established in the United States in 1995. As a result of this acquisition, KEM may now focus exclusively on production in Japan and Taiwan. KEM exports finished wafers to the U.S. market.

     KSA, which started production in July 1997, was forced to minimize production in the latter half of 1998 by the worldwide drop in demand. With the workforce now reduced to less than half, KSA is reducing costs wherever possible in preparation for a recovery in demand. Komatsu is considering making KSA its U.S. electronics business service center.

     Worldwide demand for silicon wafers in millions of square inches declined approximately 8% in 1998, with a 9% drop in demand in Japan. Demand plummeted in the summer of 1998 on a global scale. In addition, the silicon manufacturing industry was hard hit by a collapse in the price of silicon wafers. As a result, KEM registered sales of (Yen)62,277 million (US$528 million) for fiscal 1999, down 17.5% from the previous year.



     To counter such a severe downturn, KEM reassessed its plan to invest in production facilities for 300mm wafers and 200mm epitaxial wafers and reduced its inventories and workforce.

     To capitalize on the stable demand in Taiwan, FKS launched sample shipments of 200mm silicon wafers in March 1999. With a full production capacity of 200,000 wafers a month, FKS is prepared to meet local demand in this fast-growing semiconductor market.

     In Japan, while reducing investment in facilities, KEM is strengthening its research and development program for next-generation silicon wafers, including silicon-on-insulator (SOI) wafers which provide faster processing speed and lower power consumption.

     ASiMI operates a polycrystalline silicon manufacturing unit in Washington and Montana, United States. Polycrystalline silicon (also referred to as "polysilicon") is the principal raw material used in the production of silicon wafers. KEM purchases approximately 40% of its total polysilicon requirements from ASiMI and purchases the remainder of its requirements from third parties. Deteriorated market conditions worldwide in the semiconductor industry have affected ASiMI, which recorded a substantial drop in sales in 1998.

     In response to the current business environment, ASiMI has implemented fixed cost reductions, including freezing the second phase of investment in facilities for its new plant in Butte, Montana, and cutting the number of employees by 15%. The Company also increased its capital in ASiMI by US$100 million ((Yen)11.8 billion) in early 1999.

     ASiMI is also taking aggressive action to expand its proprietary silane gas business. In addition to its use in the production of polysilicon, silane gas has other applications in high-technology industries. For example, the photovoltaic industry employs silane gas for amorphous films and photoconductive layers. It is also a key material for amorphous and polycrystalline thin-film transistors (TFTs) and barrier layer coatings in LCDs. Furthermore, new applications include selective epitaxial films and layers for advanced integrated circuit designs, fiber optics, advanced ceramic materials and other new silicon compound layers.

     Electronics Manufacturing Equipment and Devices. Komatsu inaugurated its LCD manufacturing systems business in 1993 by establishing Applied Komatsu Technology, Inc. ("AKT"), a 50/50 joint venture in Japan with Applied Materials, Inc., of the United States. In 1998, AKT also faced a drastic fall in demand, coupled with cancellations of orders. This was compounded by a sharp drop in sales in its fiscal year ended October 31, 1998. AKT has taken a number of steps to meet these challenges. AKT is now specializing in its original plasma enhanced chemical vapor deposition (PECVD) systems for use in production of active matrix flat panel displays, which represents approximately 70% of sales. As a result, AKT is no longer accepting new orders for plasma etching and physical vapor deposition (PVD) product lines. In line with this change to one product line, AKT reduced proportionally the number of employees. AKT expects to return to profitability in its current fiscal year; however, the medium-and long-term outlooks remains unclear.

     Despite the sluggish semiconductor market, the Company launched full-scale commercial shipments and expanded sales of the KrF (Krypton Fluorine) Excimer laser for steppers, the G10K series. In fiscal 1999, the Company launched the G20K model, which combines the widely acclaimed reliability and low running costs of the G10K series with high productivity. Recent follow-up research on the G20K model yielded an operating efficiency of 99.6%. The Company also remained committed to the development of the next-generation ArF (Argon Fluorine) Excimer laser. In addition, the Company developed the high-power 200W (1J/200 Hz) KrF Excimer laser unit and delivered it to the Institute for Solid State Physics in Japan in April 1999 for use in research into high-power lasers with ultrashort pulse.

     In fiscal 1999, Komatsu enjoyed expanded sales of its LAN A series of multi-protocol print servers and steady sales of factory automation (FA) intelligent panels. Komatsu's multi-protocol print servers are supplied to leading Japan-based international printer manufactures on an OEM (original equipment manufacturer) basis. Komatsu is also increasing exports of these products. In the FA market, Komatsu continued to capitalize on the development and production of easy-to-use, rigid FA terminals. During the year, Komatsu introduced the next-generation WebLight touch panel computer, which enables easy access to intranet and Internet networks.


     Industrial Machinery Segment
     ----------------------------

     In its industrial machinery segment, Komatsu manufactures a variety of metal forging and stamping presses, machine tools, sheet-metal machines and industrial robots. Except for large metal forging and stamping presses, Komatsu's industrial machinery, which are presently manufactured by the Company's operating subsidiaries located principally in Japan, are marketed and sold to a variety of customers worldwide. In addition, Komatsu's industrial machinery operations include a number of foreign affiliates, for example, in the United States, Komatsu Cutting Technologies, Inc., a Massachusetts-based manufacturing and distributor of fine plasma cutting systems, and Komatsu America Industries LLC, an Illinois-based distributor of industrial machinery.

     The industrial machinery segment accounted for approximately 4.0% of Komatsu's total revenues for fiscal 1999.

     Large, technologically advanced, mechanical metal forming presses, including the world's largest and the first 5,600 ton modular press, comprise the principal products in this segment. The primary customers for such large presses are in the automotive manufacturing industry. This is expected to continue for the foreseeable future. Medium and small presses, press brakes and shearing machines are sold worldwide by Komatsu to a number of smaller companies, many of which are suppliers of parts and components to the automobile manufacturing industry.

     Komatsu also manufactures and markets various other industrial machinery, including perpendicular articulated robots, multiplex machine tools, plasma welding and cutting machines, crankshaft millers and camshaft millers.

     As part of its engineering business strategy, Komatsu focuses on the peripheral systems and services associated with large presses for the automobile industry. By working in close cooperation with customers, Komatsu delivers engineering solutions designed to improve customers' productivity, safety and other needs.

     Komatsu has been exploring a niche market within the automobile industry. In fiscal 1999, Komatsu developed and delivered to Toyota Motor Corp. the industry's first compact low-cost equipment for measuring crankshaft size at high speeds on the production line.

     The automobile industry provides some promising indications for future expansion of Komatsu's engineering business such as the turnkey business of machine tools for manufacturing engine parts, which offers the best possible combination in terms of client's cost, quality and delivery requirements. Komatsu will also capitalize on the growing need to retrofit equipment to take advantage of engineering solutions.

     Preventive maintenance will be a future point of emphasis in the parts business. In North America, Komatsu has been providing preventive maintenance through Komatsu America Industries LLC since April 1997. This company expanded its service to press peripherals in September 1998.

     Worldwide demand for large presses contracted by approximately 10% in fiscal 1999. Nevertheless, Komatsu captured market share with its proprietary modular transfer presses. The Company won orders from Toyota for plants in France, the United States and Japan.

     During the year, Komatsu introduced the PAS80 press brake system equipped with a high precision AC servomotor. Komatsu is working to expand sales to the electronics parts and computer manufacturing industries. Komatsu also strengthened the OBS small press series by introducing its original Presence Sensing Device Initiation (PSDI) which improves customer safety and productivity. PSDI can be installed in presses already in operation.

     In response to the prolonged market slump, Komatsu will restructure the sheet metal forming machinery and small and medium-sized press business. Specifically, the Company will focus on selected product lines and allocate its workforce according to the size and business potential.

     Komatsu America Industries LLC continued to expand sales in 1998. Komatsu Mexicana S.A. de C.V. ("Komatsu Mexicana"), a wholly owned manufacturer of small presses and attachments for construction and mining equipment in Mexico, accounted for by the equity method, boosted sales of small presses. Komatsu Mexicana also commenced production of medium-sized presses.




     Civil Engineering and Construction Segment
     ------------------------------------------

     Komatsu's civil engineering and construction operations are conducted exclusively within Japan. Komatsu's operations in this segment are conducted primarily through Komatsu Construction Ltd. ("Komatsu Construction"), a 53.4% owned subsidiary of Komatsu, which was established in Japan in 1950. Komatsu Construction operates principally as a subcontractor for the construction of condominiums and public sector civil engineering projects. Public sector civil engineering projects and condominium construction generate virtually all of Komatsu Construction's revenues.

     While public works projects advanced in the latter half of the year, Komatsu Construction and Komatsu House Co. Ltd. ("Komatsu House"), an 85.2% owned Japanese subsidiary of the Company, were adversely affected by the protracted stagnation in private-senior investments and housing starts.

     In April 1998, Komatsu Construction initiated a three-year program to improve its financial position. Specific measures include repayment of (Yen)4.7 billion (US$40 million) in bank loans over three years, reduction of building material costs by concentrating all purchases through the head office, and curbing SG&A expenses. Komatsu Construction also wrote off a lump sum of delinquent receivables of (Yen)4.6 billion (US$39 million) for the year.

     In addition to these specific measures to improve profitability, Komatsu Construction will continue to prioritize business expansion in specialized fields, including underwater excavation, coastal infrastructure development, environmental reclamation and unmanned civil engineering projects at hazardous sites.

     During the year, one branch of Komatsu Construction achieved ISO 9001 certification for quality management, and one branch attained ISO 9002. The company is working to earn ISO 9002 certification for seven more offices in fiscal 2000.

     Komatsu House manufactures commercial-use prefabricated buildings in Japan. During fiscal 1999, Komatsu House led the Japanese industry by introducing a new series of environment-friendly, assembly-type prefabricated office structures designed for reuse. Featuring panels with built-in electric fixtures and prefabricated interior walls, ceilings and partitions, the new series achieves a 90% reduction in the waste typically generated when conventional prefabricated structures are dismantled and reduces on-site assembly time by 40%.

     Sales in the civil engineering and construction segment declined 18.8% to
(Yen)77,020 million (US$653 million) (or 7.2% of Komatsu's total net sales) in fiscal 1999.

     Other Operations Segment
     ------------------------

     This segment includes a variety of other activities conducted within Komatsu, consisting primarily of the manufacture and sale of a wide range of products and services, including ammunition, logistics, computer software, diesel engines, metal casting, hydraulic equipment, armored vehicles, compressors and diesel generators. Komatsu engages in the design of manufacturing and distribution logistics solutions and the production of business systems and software packages through separate subsidiaries and affiliates.

     Although sales of ammunition, armored vehicles and miscellaneous other products to Japan's Defense Agency continued to advance, fiscal 1999 overall sales from other operations declined 5.8% from the previous year, to
(Yen)124,216 million (US$1,053 million) due to, among other causes, decreased sales of engines, steel and iron castings and logistics services. Software development sales remained steady.

     Komatsu Soft Ltd. ("Komatsu Soft") continued to perform well with sales of
(Yen)20,860 million (US$177 million) for fiscal 1999, approximately level with sales in the previous year.

     Komatsu Soft released a series of original applications software designed for use by targeted industries, including manufacturing and retail. In the manufacturing industry,

Komatsu introduced the Deming-Light which facilitates response to changes in delivery and size of orders through an EDI (electronic data interchange) link to core systems of its customers and suppliers.

     For specialty shops in the retail industry, Komatsu Soft commercialized the e-POSWIN, which features a highly user-friendly and immediately accessible touch-panel point-of-sale (POS) terminal. Other advantages include an open platform compatible with OLE-POS and ODBS databases, a flexible architecture enabling systems to run Windows/TM*/ NT as the server and a toll-free help desk open daily.



     In certain instances the Company holds a minority interest in entities that function in the other operations segment. For example, Komatsu Forklift Co., Ltd., which principally manufactures lift trucks, is a 40.9% owned affiliate of the Company and has manufacturing operations in Japan.

     Certain of the businesses in the "other operations" segment, such as Komatsu Soft and Komatsu Logistics Corp., were originally established by the Company to service the manufacturing and operational requirements of Komatsu's principal operating segments. Businesses in Komatsu's principal operating segments continue to be substantial customers of such businesses in the "other operations" segment.


Net Sales Information
---------------------

     Financial information (other than net sales figures by geographic segment) is produced and discussed in this report as such information is presented in Komatsu's audited consolidated financial statements. Net sales figures by geographic region presented and discussed herein reflect sales of Komatsu's products by the geographic location of the purchasers, rather than the geographic location of the Komatsu entity generating such sales. Net sales data by the geographic location of the Komatsu entity generating the sale is set forth in Note 20 to Komatsu's audited consolidated financial statements included elsewhere in this report. Operating income by business segment is presented before corporate overhead and inter-segment eliminations.

     The following table sets forth Komatsu's net sales by category of activity for the years ended March 31, 1999, 1998 and 1997 :


                       Net Sales by Category of Activity
                       ---------------------------------

===================================================================================================================
                            Fiscal Year                      Fiscal Year                     Fiscal Year
                          ended 3/31/1999                  ended 3/31/1998                 ended 3/31/1997
                          ---------------                  ---------------                 ---------------
-------------------------------------------------------------------------------------------------------------------
                                                         (Millions of Yen)
-------------------------------------------------------------------------------------------------------------------

Construction       (Yen)731,077            (68.9%)   (Yen)721,875          (65.4%)   (Yen)716,932          (65.2%)
and Mining
Equipment
-------------------------------------------------------------------------------------------------------------------

/*/ *Windows/TM/ NT is a registered trademark of Microsoft Corporation.

-------------------------------------------------------------------------------------------------------------------
Electronics               86,608            (8.2%)         104,265          (9.4%)          90,553          (8.2%)
-------------------------------------------------------------------------------------------------------------------
Civil                     77,020            (7.2%)          94,889          (8.6%)          99,801          (9.1%)
Engineering
and
Construction
-------------------------------------------------------------------------------------------------------------------
Industrial                42,676            (4.0%)          51,231          (4.7%)          47,967          (4.4%)
Machinery
-------------------------------------------------------------------------------------------------------------------
Other                    124,216           (11.7%)         131,817         (11.9%)         143,663         (13.1%)
-------------------------------------------------------------------------------------------------------------------
Total             (Yen)1,061,597          (100.0%)  (Yen)1,104,077        (100.0%)  (Yen)1,098,916        (100.0%)
===================================================================================================================

     * Operating income (loss) for the fiscal year ended March 31, 1999, 1998, and 1997 was also organized according to the same five categories, as follows:

                                    (Millions of Yen)

                                                                              1999           1998           1997
                                                                              ----           ----           ----
               Construction and
               Mining Equipment                                            (Yen)30,963    (Yen)36,976   (Yen)34,027

               Electronics                                                     (18,074)         4,043        12,083

               Civil Engineering and
                Construction                                                    (2,984)           338           341

               Industrial Machinery                                             (1,961)            88            62

               Others                                                            1,133          4,907         7,627

               Corporate expenses and
                Elimination                                                     (4,796)        (3,254)       (4,237)
              -----------------------------------------------------------------------------------------------------
               TOTAL                                                        (Yen)4,281    (Yen)43,098   (Yen)49,903
                                                                                 =====         ======        ======


     The following table sets forth the Komatsu's net sales by geographic markets for the years ended March 31, 1999, 1998 and 1997:

                        Net Sales by Geographic Markets
                        -------------------------------

===================================================================================================================
                            Fiscal Year                      Fiscal Year                      Fiscal Year
                          ended 3/31/1999                  ended 3/31/1998                  ended 3/31/1997
                          ===============                  ===============                  ===============
-------------------------------------------------------------------------------------------------------------------
                                                 (Millions of Yen)
-------------------------------------------------------------------------------------------------------------------
Japan               (Yen)523,946           (49.4%)    (Yen)605,901         (54.9%)    (Yen)687,459          (62.6%)
-------------------------------------------------------------------------------------------------------------------
Americas                 272,091           (25.6%)         230,824         (20.9%)         170,683          (15.5%)
-------------------------------------------------------------------------------------------------------------------
Europe                   119,270           (11.2%)         113,427         (10.3%)          87,047           (7.9%)
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Asia (excluding           96,853            (9.1%)         109,572          (9.9%)         126,812          (11.5%)
Japan) &
Oceania
-------------------------------------------------------------------------------------------------------------------
Middle East &             49,437            (4.7%)          44,353          (4.0%)          26,915           (2.4%)
Africa
-------------------------------------------------------------------------------------------------------------------
Total             (Yen)1,061,597          (100.0%)  (Yen)1,104,077        (100.0%)  (Yen)1,098,916         (100.0%)
===================================================================================================================


Sales and Distribution
----------------------

     Komatsu's domestic and international sales and distribution functions in its construction and mining equipment segment, its principal and largest business segment, are conducted primarily through a network of subsidiaries, affiliates and independent distributors, and to a lesser extent by joint venture partners. While Komatsu's construction and mining equipment sales and distribution operations in Japan focus principally on retail sales to customers, Komatsu utilizes its extensive Japanese sales distributor network to offer rental programs to its customers, especially within its construction and utility equipment businesses.

     Domestic Market:

     Komatsu used to sell construction and mining equipment throughout Japan through its direct sales system. Komatsu has, however, shifted away from a direct sales system to an indirect system of authorized distributors. At the beginning of fiscal 1999, Komatsu established a sales network of authorized distributors for its construction and mining equipment throughout Japan, and substantially all of Komatsu's sales are now made by such distributors. Distributors perform comprehensive sales and service functions mainly at each prefecture. Six of the 43 companies that compose Komatsu's authorized distributor network in Japan are independent companies, 20 are affiliates of the Company and 17 are consolidated subsidiaries of the Company.

     In order to support its sales and to improve its sales network and competitive position, Komatsu has directed its efforts towards expanding its after-sales services and maintaining adequate inventories of products and spare parts to ensure prompt deliveries.

     During fiscal 1999, Komatsu also worked to link distributors and plants directly by redefining the roles of the Company's Japanese Sales Division, regional sales offices and distributors. The Company closed four distribution centers to curb indirect costs, the volume of inventories in transit and the inventories of finished goods and attachments. As a result, all regional sales offices are now better positioned to focus on distributor support in their areas.

     To shorten lead time from the placement of an order to shipment, Komatsu is proceeding rapidly with the installation of information network systems for all distributors. Linked by the ASKA network, all distributor sales personnel will soon have direct access to a variety of databases, including real-time inventory, production progress, attachments and trade-in values. Other information networks being introduced include the intranet-based network called SMAP, which can be used by distributors to relay market information to production, and the LARGE software, specifically designed for use by rental operation sales personnel.

     Overseas Markets:

     Komatsu's construction and mining equipment are sold worldwide in approximately 160 countries. Komatsu believes that global marketing and sales of its products are important to its continued growth.

     Komatsu's overseas sales of construction and mining equipment are made through a sales and service network consisting of approximately 180 distributors. The distributors are supplied through trading companies and 39 of the Company's subsidiaries and affiliated companies and are supported by Komatsu's liaison offices in major cities around the world. The subsidiaries and affiliated companies are located in Australia, Belgium, Brazil, the Federal Republic of Germany, Hong Kong, India, Indonesia, Italy, Mexico, the Republic of China, the Republic of South Africa, Singapore, Thailand, United Arab Emirates, United Kingdom, the United States of America, and Vietnam. The subsidiaries and affiliated companies provide additional inventory and technical assistance to the distributors and facilitate delivery of emergency spare parts.

Research and Development
------------------------

     Komatsu places a high priority on research and development in order to maintain a competitive advantage in all of its existing lines of products, as well as to develop new business ventures.

     Research and development ("R&D") expenses for fiscal 1999 increased 3.8% from the previous year, to (Yen)45,712 million (US$387 million), representing 4.3% of net sales. Komatsu's consolidated R&D expenditures for the years ended March 31, 1998 and 1997 amounted to (Yen)44,058 million and (Yen)40,952 million, respectively. The construction and mining equipment segment accounted for R&D expenses of (Yen)26,595 million in fiscal 1999 compared to (Yen)24,884 million in fiscal 1998. The electronics segment recorded R&D expenses of (Yen)9,861 million in fiscal 1999 compared to (Yen)9,860 million in fiscal 1998.

     Major R&D activities are conducted at the Research Division which is comprised of the Advanced Research Laboratory and five research and development departments (the "R&D Departments"). The R&D Departments provide technology support for new businesses and promotion that strengthens the existing products throughout Komatsu. In addition, the R&D Departments play an important role in the development of technological innovations that are vital for Komatsu's long-term product offerings. The Development Division's Construction Equipment Research Center, which supports the technical growth and advancement of construction and mining equipment, contributes to sustaining Komatsu's construction equipment business. Also, research groups and development teams have been formed at each business division to oversee the development of each division's individual projects.

     Komatsu will focus on the following technical issues as part of its mid-to long-term R&D goals:


(1)    Information Technology (IT)

     Equipping Komatsu's products and machines with IT will be one of the top priorities in the coming years. Komatsu plans to offer system-integrated products and services, including interfacing with machines in the field. Some examples of IT applications include:

        .  Unmanned hauling system for mining
        .  Automated dispatch and fleet control of a construction site
        . Remote diagnosis/support system for machines working in the field to allow for more accurate preventive maintenance

(2)  Environmental Control Assessment and Development

     Komatsu will work to produce low emission, low energy consumption vehicles and to use more recycled parts and material/components, longer-life coolant, and biodegradable hydraulic oil. All of Komatsu's product designs will be based on life cycle assessment. Komatsu will develop core technologies to further reduce noise and vibration of the equipment. Komatsu is also devoted to using its engineering resources to develop recycling equipment and services, such as mobile crushers and recycling plants.

(3)  Supporting Geometry-shrink of Semiconductor Circuits

     As geometry-shrink of semiconductor circuits has accelerated from a three year cycle to a two year cycle, the role of the materials and equipment industry in this area is becoming increasingly important. On the materials side, Komatsu will focus on developing high purity poly-silicon and wafers with improved crystal quality and super-flatness, as well as advanced surface treatment of the wafers such as EPI, SOI, and annealing. On the equipment side, Komatsu will continue to develop components essential for advanced lithography and wafer cleaning, such as:

        .  High throughput, high-NA KrF lasers
        .  ArF and F2 lasers for next geometry generations
        . Photo-resist temperature controller for wafer tracks and spin coaters . DI water and/or chemical temperature controller for wet process

Competition
-----------

     Substantially all of the products manufactured by Komatsu face highly competitive conditions both in domestic and overseas markets. Competitors include a large number of companies in and outside Japan which vary in size, area of distribution and range of products. To address such intense competition, Komatsu places great emphasis on the high quality and performance of its products and related services.

     While industry sales statistics for many of Komatsu's products are not available, either for Japan alone or on a worldwide basis, Komatsu believes that, on the basis of both sales and production, it is the largest manufacturer of construction and mining equipment in Japan and the second largest in the world after Caterpillar Inc., a United States corporation, and that it is the largest manufacturer of large-sized presses in Japan.

     No material part of Komatsu's construction and mining or industrial equipment businesses is dependent upon one or a few suppliers or customers. The silicon wafer business is, however, very concentrated with, according to the Company's estimates, fewer than 25 silicon wafer manufacturers worldwide and approximately 90% of the market shared by the seven largest manufacturers. The market for excimer lasers is also highly concentrated. Komatsu believes that one commercial producer dominates the market for excimer lasers for use in Lithography Tools. In addition, the customer base of the excimer laser market is composed of a small number of manufacturers of Lithography Tools. Komatsu believes that three large firms, ASM Lithography B.V., Canon Inc. and Nikon Corp. account for approximately 90% of the worldwide production of Lithography Tools.


Patents and Licenses
--------------------

     Komatsu owns a substantial number of patents and utility model registrations and applications for patents and utility model registrations in Japan and patents and applications for patents in other countries where its products are marketed.

     Komatsu also manufactures a variety of products under licensing agreements with other companies.

     While Komatsu considers its patents and licenses, collectively, to be important in the operation of its business, it does not consider any one of its patents or licenses or any related group of them to be of such importance that their expiration or termination would materially affect its business as a whole, nor does it believe that any category of its activities is materially dependent upon patents or licenses, or patent or license protection. Komatsu also owns and maintains a substantial number of trademarks and trade names that are registered or otherwise protected under the laws of various jurisdictions.


Regulation
----------

     Komatsu's business segments are subject to various regulations throughout the world, which include restrictions on noise and emissions from construction and mining equipment and various environmental controls regulating manufacturing processes. Komatsu's operations and products are designed to comply with all applicable environmental regulations currently in effect in the relevant jurisdictions.

     Komatsu believes that it is in substantial compliance with existing applicable environmental control regulations and does not expect that the cost of complying with foreseeable requirements will have a material effect upon its financial position and results of operations. In 1992 Komatsu issued the Earth Environment Charter, a comprehensive corporate policy statement representing Komatsu's commitment to compliance with all applicable regulations and industry standards for the protection of the environment. Komatsu annually reviews its compliance with applicable environmental regulations governing its operations.


Employee Relations
------------------

     At March 31, 1999, Komatsu had 31,785 full-time employees in Japan and overseas. Komatsu considers its labor relations to be satisfactory.

     The Company has a labor contract with the Komatsu Labor Union ("KLU") covering conditions of employment. This contract, which provides that all employees except management and certain other enumerated personnel must become union members, has been renegotiated every two years and its present term runs to July 31, 2001. The employees of the Company's principal Japanese subsidiaries are covered by separate labor contracts between such subsidiaries and the unions representing their employees. These contracts contain provisions generally similar to those in the Company's contract with KLU. Certain overseas employees of the Company and subsidiaries are also covered by labor contracts between the employer and unions in the relevant locale representing the employees.

     In Japan, wages, benefits and other remuneration of the Company's employees are negotiated annually and amounts so negotiated are effective with respect to such employees and employees dispatched to certain other of the Company's subsidiaries and affiliates (as of March 31, 1999, an aggregate of 11,286 of the total of 31,785 full-time employees of Komatsu). In April 1999, the Company agreed to grant such employees a 2.26% increase in basic wages.


Item 2.  Description of Property
         -----------------------

     Komatsu's manufacturing operations are conducted in 26 principal plants, 13 of which are located in Japan. As of March 31, 1999, the 26 plants had aggregate manufacturing floor space of 1,369 thousand square meters (14,732 thousand square feet). In addition, Komatsu utilizes additional floor space at such plants and elsewhere for laboratories, office buildings, and employee housing and welfare facilities. Komatsu's plants are currently operating regularly, on a year-round basis, based upon at least one full shift per plant. Komatsu could increase its production by, among other methods, requesting that its employees work overtime or by increasing the number of shifts working at its plants.

     Almost all of Komatsu's manufacturing facilities and the land on which they are located are owned by Komatsu. A portion of the property owned by Komatsu is subject to mortgages or other types of liens which have been established on separate items of property. At March 31, 1999, the net book value of the property owned by Komatsu was (Yen)440,706 million, of which (Yen)45,783 million was subject to encumbrances.

     The name and location of Komatsu's principal plants, their approximate aggregate floor space, and the principal products manufactured therein as of March 31, 1999, are as follows:



 Name of
  Plant         Operator            Location            Floor Space               Principal Products
------------   ---------------     ----------         --------------------  ----------------------------------
                                                       Square meters
                                                      (thousand sq ft)
Awazu Plant    Komatsu Ltd.         Komatsu                       291,545   Medium and small-sized bulldozers,
                                    (Jpn)                          (3,137)  mini and small-sized hydraulic
                                                                            excavators, mini-sized wheel
                                                                            loaders, machine tools, presses,
                                                                            tunnel boring machines, armed
                                                                            vehicles and ammunition


 Name of
  Plant         Operator            Location            Floor Space               Principal Products
------------   ---------------     ----------         --------------------  ----------------------------------
                                                       Square meters
                                                      (thousand sq ft)
Osaka Plant    Komatsu Ltd.         Hirakata                      146,332   Large-sized bulldozers, large and
                                    (Jpn)                          (1,575)  medium-sized hydraulic excavators
                                                                            and construction robots

Oyama Plant    Komatsu Ltd.         Oyama                         184,155   Diesel engines, diesel generators,
                                    (Jpn)                          (1,982)  diesel compressors, industrial
                                                                            robots, marine engines, hydraulic
                                                                            components and excimer laser

Kawagoe Plant  Komatsu MEC Corp.    Kawagoe                        33,006   Wheel loaders
                                    (Jpn)                            (355)

Mooka Plant    Komatsu MEC Corp.    Mooka                          47,411   Rough-terrain cranes and dump
                                    (Jpn)                            (510)  trucks

Kashiwazaki    Komatsu Est Corp.    Kashiwazaki                    16,691   Motor graders and road
Plant                               (Jpn)                            (180)  construction machinery

Himi Plant     Komatsu Castex Ltd.  Himi                           43,516   Cast steel, cast iron and casting
                                    (Jpn)                            (468)  patterns

Hiratsuka      Komatsu Electronic   Hiratsuka                      19,845   High purity single crystalline
Plant          Metals Co., Ltd.     (Jpn)                            (214)  silicon

Nagasaki       Komatsu Electronic   Nagasaki                       66,852   High purity single crystalline
Plant          Metals Co., Ltd.     (Jpn)                            (719)  silicon and high purity single
                                                                            crystalline silicon wafers

Miyazaki       Komatsu Electronic   Miyazaki                       23,452   High purity silicon wafers
Plant          Metals Co., Ltd.     (Jpn)                            (252)

Tachikawa      Komatsu Zenoah Co.   Higashi-yamato                 22,007   Mini-sized construction equipment,
Plant                               (Jpn)                            (237)  mini-sized agricultural and
                                                                            forestry equipment, general
                                                                            purpose engines, hydraulic
                                                                            equipment

Saitama        Komatsu Zenoah Co.   Kazo                           13,313   Mini-sized construction equipment,
Plant                               (Jpn)                            (143)  mini-sized agricultural and
                                                                            forestry equipment, general
                                                                            purpose engines, hydraulic
                                                                            equipment

Koriyama       Komatsu Zenoah Co.   Koriyama                       19,474   Mini-sized construction equipment,
Plant                               (Jpn)                            (210)  mini-sized agricultural and
                                                                            forestry equipment, general
                                                                            purpose engines, hydraulic
                                                                            equipment


 Name of
  Plant         Operator            Location            Floor Space               Principal Products
------------   ---------------     ----------         --------------------  ----------------------------------
                                                       Square meters
                                                      (thousand sq ft)
Chattanooga    Komatsu America      Chattanooga                    29,730   Hydraulic excavators, wheel
Plant          International        (U.S.A.)                         (320)  loaders and graders
               Company

Peoria Plant   Komatsu Mining       Illinois                       66,000   Large-sized wheel loaders and dump
               Systems, Inc.        (U.S.A.)                         (710)  trucks

Candiac Plant  Komatsu America      Quebec (Can.)                  16,702   Wheel loaders
               International                                         (180)
               Company

Suzano Plant   Komatsu do Brasil    Suzano (Brazil)                52,336   Bulldozers and hydraulic excavators
               Ltda.                                                 (563)

Birtley Plant  Komatsu UK Ltd.      Birtley (U.K.)                 51,400   Medium and large sized hydraulic
                                                                     (553)  excavators and medium-sized wheel
                                                                            loaders

Este Plant     FKI FAI Komatsu      Padova (Italy)                 33,876   Mini and small-sized hydraulic
               Industries S.p.A.                                     (365)  excavators, backhoe loaders and
                                                                            skid-steer loaders

Changlin       Komatsu Shantui      Jiangsu (China)                13,089   Wheel loaders
Plant          Construction                                          (141)
               Machinery Co., Ltd.

Hanomag Plant  Komatsu Hanomag AG   Hannover                       37,000   Wheel loaders and compactors
                                    (F.R.G.)                         (398)

Jakarta        P.T. Komatsu         Jakarta                        42,990   Hydraulic excavators, wheel
Plant          Indonesia Tbk        (Indonesia)                      (463)  loaders, bulldozers, motor
                                                                            graders, dump trucks, sheet metal
                                                                            parts for construction equipment

Dusseldorf     Komatsu Mining       Dusseldorf                     23,269   Super-large-sized hydraulic
Plant          Germany GmbH         (F.R.G.)                         (250)  excavators

Moses Lake     Advanced Silicon     Moses Lake                     27,092   Polycrystal silicon and silane gas
Plant          Materials Inc.       (U.S.A.)                         (292)

Butte Plant    Advanced Silicon     Montana (U.S.A.)               31,399   Polycrystal silicon and silane gas
               Materials Inc.                                        (338)

Oregon Plant   Komatsu Silicon      Oregon (U.S.A.)                16,671   Semiconductor silicon wafers
               America, Inc.                                         (179)


     The head office of the Company is located in a ten-story office building in Tokyo which is leased from Komatsu Building Co., Ltd., a 100%-owned consolidated subsidiary of the Company.

     The Company entered into an agreement to sell an unutilized part of its Osaka Plant (approximately 165,000 square meters of undeveloped land) at an estimated price of (Yen)26,000 million, which property is currently expected to be conveyed to the purchaser in the year ending March 31, 2000.


Item 3.  Legal Proceedings
         -----------------

     Komatsu is involved in or subject to various ordinary, routine litigation and legal proceedings incidental to the normal conduct of its business, including with respect to regulatory matters. The outcome of these matters is not expected to have a material adverse effect on Komatsu's financial condition, liquidity or results of operations.


Item 4.  Control of Registrant
         ---------------------

(a) To the best knowledge of the Company, the Company is not, directly or indirectly, controlled by another corporation or other entity, by the Government of Japan or by any foreign government, nor to its best knowledge does any person own more than ten percent of the Company's Common Stock.

(b)  (1)  No person owns more than ten percent of the Company's common stock.

     (2) The total amount of the Company's voting securities owned by the officers, directors and statutory auditors as a group (29 persons) as of June 30, 1999 was as follows:


    Class of Stock        Identity of Person or Group        Amount Owned of Class      Percent
    ------------------    ---------------------------        ---------------------      -------

    Common Stock        officers, directors and                     616,136              0.064%
                        statutory                                   shares
                        auditors as a group

(c) The Company is not aware of any arrangement, the operation of which might at a subsequent date, result in the acquisition of or a change in the control of the Company.


Item 5.  Nature of Trading Market
         ------------------------

     The shares of common stock of the Company are principally listed on the Tokyo Stock Exchange, on which 399 million shares of common stock were traded in fiscal 1999.

     ADSs, each representing 4 shares of common stock, have been issued by Citibank N.A. of New York, as Depositary for the American Depositary Receipts
(ADRs) evidencing the ADSs, and are traded in the US in the over-the-counter market.

     As of July 31, 1999, 968,921,701 shares of common stock were outstanding. On the same date, 9,572,805 ADSs (equivalent to 38,291,220 shares of common stock, or approximately 4.0% of the total number of shares of common stock outstanding on that date) were outstanding and were held by 16 record holders of ADRs.

Item 6.  Exchange Controls and Other Limitations
         Affecting Security Holders
         ---------------------------------------


A.   Foreign Exchange and Foreign Trade Law
     --------------------------------------

     The Foreign Exchange and Foreign Trade Law of Japan, as amended ("Foreign Exchange Law"), and the cabinet orders and ministerial ordinances thereunder regulate certain transactions involving a "non-resident of Japan" or a "foreign investor," including a portfolio on foreign ownership of debt or equity securities of Japanese companies.

     "Non-residents of Japan" include individuals who are not resident in Japan and corporations whose principal offices are located outside of Japan. Generally, branches and other offices of Japanese corporations located outside of Japan are regarded as non-residents of Japan, but branches and other offices of non-resident corporations located within Japan are regarded as residents of Japan. "Foreign investors" are defined to be: (i) individuals not resident in Japan; (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan; (iii) corporations of which not less than 50 percent of the shares are held directly or indirectly by
(i) or (ii) above; and (iv) any corporation in which: (a) a majority of the officers are non-resident individuals; or (b) a majority of the officers having the power to represent the corporation are non-resident individuals.

     The following is a summary of the pertinent regulations under the Foreign Exchange Law insofar as they affect debt securities of the Company, shares of the Company's Common Stock or Depositary Receipts representing such shares.

Debt Securities
---------------

     The Foreign Exchange Law requires that a resident of Japan whose debt securities are being issued outside of Japan file a post facto report of
                                                    ---- -----
"capital transaction" with the Minister of Finance. Under the Foreign Exchange Law, payment of the principal of and interest on the debt securities (including any additional amounts payable pursuant to the terms of the securities) may in general be made by the issuer without any restrictions.

     On March 28, 1996, the Company, Komatsu Finance America Inc., and Komatsu Finance (Netherlands) B.V. (the "Issuers") established and registered the US$1 billion Euro Medium-Term Note Program on the London Stock Exchange. Under this program, each of the Issuers may from time to time issue notes denominated in any currency.


Acquisition of Shares
---------------------

     In general, the acquisition of shares in a Japanese company listed on any stock exchange in Japan or traded on the over-the-counter market in Japan (the "listed shares") from a resident of Japan by a non-resident of Japan requires the resident of Japan to file a post facto report with the Minister of Finance
                                ---- -----
of the transaction. The Foreign Exchange Law gives the Minister of Finance the power in certain limited and exceptional circumstances to require prior approval for any such acquisition.

     If a foreign investor intends to acquire the listed shares and as a result of such acquisition the aggregate of the shares in the relevant company already held by that foreign investor and certain related parties (as specified under the Foreign Exchange Law) and the number of such shares proposed to be acquired by that foreign investor would be 10 percent or more of the total issued shares, such foreign investor will generally be subject to a post facto reporting
                                                     ---- -----
requirement to the Minister of Finance and any other competent Minister. In certain exceptional cases, a prior notification is required in respect of such an acquisition.

     Under the Foreign Exchange Law and the regulations thereunder currently in effect, a holder of convertible bonds or warrants to subscribe for new shares which were issued or offered outside of Japan may acquire the listed shares upon the conversion or exercise of such convertible bonds or warrants without being subject to any of the aforesaid prior notification and/or post facto reporting
                                                          ---- -----
requirements.


Dividends and Proceeds of Sale
------------------------------

     Under the Foreign Exchange Law and regulations thereunder, dividends paid on the shares of a Japanese corporation (including those in the form of Depository Receipts) held by non-residents of Japan and the proceeds of any sale of such shares within Japan may in general be converted into any foreign currency and repatriated abroad. The acquisition of shares by non-resident shareholders by way of stock splits is not subject to any of the prior notification and/or post facto reporting requirements.
                    ---- -----


Exercise or Transfer of Subscription Rights
-------------------------------------------

     The acquisition by a foreign investor of shares in a Japanese company upon the exercise of subscription rights is subject to the formalities and restrictions described in the second paragraph under "Acquisitions of Shares" above. However, if a foreign investor wishes to dispose of, rather than exercise, any subscription rights, he may sell the rights inside or outside of Japan without restriction. (See "B. Commercial Code - Subscription Rights" below.)

Depositary Receipts
-------------------

     When shares are deposited with a Depositary located outside of Japan and Depositary Receipts are issued in exchange therefor, the Depositary is treated like any other foreign investor acquiring Shares.


B.   Commercial Code
     ---------------

     A brief description of certain material provisions of the Commercial Code of Japan (the "Commercial Code") relevant to shares of common stock of companies, such as the Company, whose shares are listed on any Japanese stock exchange are set forth below:


Transfer of Shares
------------------

     Under the Commercial Code, the transfer of shares is effected by delivery of share certificates, but in order to assert shareholders' rights against the company, the transferee must, in general, have its name and address registered on the company's register of shareholders, through a transfer agent of the company. Non-resident shareholders are required to appoint a standing proxy in Japan or to designate a mailing address in Japan.


"Unit" Share
------------

     A company whose shares are listed on any Japanese stock exchange is generally required to adopt as one "unit" of shares either: (i) the number of shares obtainable by dividing (Yen)50,000 by the par value of such company's shares; or (ii) such other number as the company determines in its Articles of Incorporation, if the portion of the net assets of the company shown in the latest balance sheet attributable to such number of shares is not less than
(Yen)50,000. If the company does not provide for a different number of shares as a unit, it is deemed to have adopted as one unit the number of shares set forth in (i) above.

(Transferability of Shares Representing Less Than One Unit)

     Certificates for shares representing less than one unit are allowed to be issued only in certain limited circumstances. Since the transfer of shares normally requires delivery of the certificates therefor, fractions of a unit for which no share certificates are issued may not be transferable. Shares representing less than one unit for which share certificates have been issued prior to adoption of the unit share system in 1982 continue to be transferable, but the transfer may only be registered on the company's register of shareholders if the transferee is already a registered shareholder (whether in respect of units or of shares representing less than one unit).

(Rights of a Holder of Shares Representing Less Than
 One Unit to Require the Company to Purchase Such Shares)

     A holder of shares representing less than one unit may at any time require the company to purchase such shares at their last reported sale price on the Japanese stock exchange on which the shares are listed (or, if the shares are listed on more than one stock exchange, the stock exchange which is provided by law) on the day when such requirement is made or, if no sale takes place on such stock exchange on such day, the price at which the first sale of the shares is effected on such stock exchange thereafter, less applicable brokerage commission. The usual securities transfer tax is applicable to such a purchase.

(Other Rights of a Holder of Shares Representing Less Than One Unit)

     A holder of shares representing less than one unit continues to enjoy in respect of such shares: (i) the right to receive cash dividends; (ii)the right to receive shares issuable upon stock splits; (iii) the right to be allotted subscription rights with respect to new shares, convertible bonds and bonds with warrants to subscribe for shares when such rights are granted to shareholders;
(iv) the right to participate in the distribution of surplus assets in the event of the liquidation of the company; and (v) certain other rights, including the right to require the company to issue replacement share certificates for lost, stolen and destroyed share certificates. All other rights, including voting rights, the right to institute derivative actions and the right to examine the company's books and records, cannot be exercised with respect to shares representing less than one unit.

Voting Rights
-------------

     A holder of shares representing less than one unit is not able to exercise any voting rights with respect to such shares. In calculating the quorum for various voting purposes, the aggregate number of such shares representing less than one unit is excluded from the number of outstanding shares. A holder of shares representing one or more whole units has one vote for each such share, except that a corporate shareholder one-quarter or more of whose outstanding shares are directly or indirectly owned by the company may not exercise its voting rights. In the case of a company (regardless of whether or not listed on any stock exchange) whose stated capital is not less than (Yen)500 million or whose total debt as appearing on its latest balance sheet is not less than
(Yen)20 billion and the number of holders of whose voting shares is not less than 1,000, shareholders having voting rights may cast their votes in writing unless, for the time being, the company is listed on a stock exchange in Japan and solicits proxies from all shareholders.


Stock Splits
------------

     The entire amount of the issue price of new shares is required to be accounted for as stated capital, although the company may account for an amount not exceeding one-half of such issue price as capital surplus (subject to the remainder being not less than the total par value of the new shares being issued). The company may at any time transfer the whole or any part of its capital surplus and legal reserve to stated capital by resolution of the Board of Directors. The whole or any part of retained earnings which are distributable as annual dividends may also be transferred to stated capital by resolution of an ordinary general meeting of shareholders.

     The company may at any time split the shares in issue into a greater number of shares by resolution of the Board of Directors if: (i) the total par value of the shares in issue after the stock split does not exceed the stated capital; and (ii) the net assets of the company (as appearing in the latest balance sheet) divided by the number of the shares in issue after the stock split is at least (Yen)50. Generally, unless a stock split involves a change in the par value of the shares (which would be subject to shareholders' approval), shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders subject to the limitations of the unit share system as described above. If the exchange of share certificates is not required, the company must give public notice of the stock split, specifying a record date therefor, not less than two weeks prior to such record date and, in addition, promptly after the stock split takes effect, give notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split. If exchange of share certificates is required, the company must give public notice (and, in addition, notice to each shareholder) that, within a period of not less than one month specified in such notice, share certificates must be submitted to the company for exchange.


Subscription Rights
-------------------

     Holders of shares of the Company have no pre-emptive rights. The authorized but unissued shares may be issued generally at such times and upon such terms as the Board of Directors shall determine. The Board of Directors may, however, determine that all shareholders as of a record date be given rights to subscribe to new shares of the company on uniform terms. Such subscription rights may be made generally transferable by the Board of Directors in its discretion, however, an active market in subscription rights has not yet been developed in Japan.


Repurchase by a Company of Its Own Shares
-----------------------------------------

     Except as otherwise permitted by the Commercial Code as set out below, a company may not, in general, acquire its own shares except by means of a reduction in capital in the manner provided for in the Commercial Code. However, a company shall acquire its own shares in response to a shareholder's request for purchase of his shares representing less than one unit. Shares so purchased must be sold or otherwise transferred to a third party within a reasonable time thereafter.

     The amendments to the Commercial Code which took effect in June 1997, as well as those which took effect on October 1, 1994, enable the company to acquire its own shares (i) for the purpose of transferring such shares to its employees and/or directors if there is any justifiable reason or (ii) for the purpose of cancellation. In either case, the acquisition is subject to authorization granted by resolution (in the case of a company whose shares are not listed on any stock exchange in Japan or traded on the over-the-counter market in Japan, by special resolution) of an ordinary general meeting of shareholders. Acquisition by a company of its shares for the purpose of transfer to its employees and/or directors is subject to, among other things, the following restrictions: (a) the purchase shall be made for due cause, such as for the purpose of a transfer to its employees' shareholding association or for the purpose of sale to specific directors and/or employees based on stock option arrangements; (b) the number of shares held by the company as a result of such acquisition may not at any time exceed ten percent of the total number of shares in issue; (c) the number of shares to be purchased by the company for such purpose during the period from the time of the relevant resolution of the ordinary general meeting of shareholders to the time of conclusion of the immediately following ordinary general meeting of shareholders may not exceed ten percent of the total number of shares in issue; (d) the total amount of the purchase price of the shares purchased by the company for such purpose during the period referred to in (c) above may not exceed the amount of profits distributable by the company as year-end dividends, less the aggregate of any amount to be paid out by the company by way of appropriation of retained earnings and any amount of retained earnings transferred to stated capital, if any such appropriation and transfer is authorized pursuant to resolution of the ordinary general meeting of the shareholders at which such purchase of shares is also authorized; and (e) (in the case of a listed company such as the Company) the purchase shall be effected only on any of the stock exchanges on which the shares are then listed or by way of tender offer in the manner prescribed by the Securities and Exchange Law (as amended). Purchase by a company of its shares for the purpose of cancellation is subject to the restrictions referred to in
(d) and (e) above shares purchased by the company for the purpose of transfer to its employees and/or directors must be transferred to them within six months after such purchase, or (if purchased for stock option arrangements) within the option exercise period, and shares purchased by the company for the purpose of cancellation must be canceled without delay after such purchase.

     However, a special law to the Commercial Code, which was introduced on 1 June 1997, enables the Company to acquire shares in order to cancel the same without the authorization of shareholders, provided that the Articles of Incorporation authorize the Board of Directors to do so. With respect to such acquisition, the restrictions referred to in (c) and (e) are applicable, together with the additional restriction that the total amount of the purchase price must not exceed 1/2 of the amount of the retained earnings available for dividend payments as of the latest fiscal year end, minus the amount (to be) paid by way of appropriation of earnings and transferred to capital, the aggregate total purchase price of shares to be acquired under (1) and (2) above, and other certain amounts.

     In addition, an amendment to the special law to the Commercial Code, which was introduced on March 30, 1998, enables the Company to acquire shares by way of appropriation of capital surplus in order to cancel the same without the authorization of shareholders, provided that the Articles of Incorporation authorizes the Board to do so. With respect to such acquisition, the restriction referred to in (e) is applicable together with the additional restrictions that (i) the total amount of the purchase price must not exceed the aggregate amount of capital surplus and legal reserve less 1/4 of stated capital, provided that such repurchase cannot be done in cases where the Company does not have retained earnings available for dividend payments as of the latest fiscal year end because of deductions of the amount (to be) paid by way of appropriation of earnings and transfer to capital, the aggregate total purchase price of shares to be acquired under (1) and (2) above, and other certain amounts; (ii) the resource of such acquisition must be capital reserve; and
(iii) public notice to the creditors of the Company must be done during the two weeks after the board resolution.

     By a resolution adopted at the annual shareholders' meeting on June 27, 1997, the Company's Articles of Incorporation were amended to enable the Company to acquire its shares for cancellation by appropriation of retained earnings, up to a maximum of ninety million (90,000,000) shares, pursuant to a resolution of the Board of Directors. The Company completed such acquisition at the total acquisition price of (Yen)9,773 million by April 12, 1998 and canceled the shares.

     Also, by a resolution adopted at the annual shareholders' meeting on June 26, 1998, the Company was authorized to acquire up to one million (1,000,000) shares at a maximum total acquisition price of (Yen)1 billion for transfer to certain of its directors and employees. As of August 3, 1998, the Company completed the acquisition of one million (1,000,000) shares at the total acquisition price of (Yen)696 million.

     Also, by a resolution adopted at the annual shareholders' meeting on June 29, 1999, the Company was authorized to acquire up to 1.2 million (1,200,000) shares at a maximum total acquisition price of (Yen)1.2 billion for transfer to certain of its directors and employees. As of July 23, 1999, the Company completed the acquisition of 1.2 million (1,200,000) shares at the total acquisition price of 925 million.

     The Commercial Code generally prohibits any subsidiary from acquiring shares in its parent company.



C.   Other Regulations
     -----------------

     The Securities and Exchange Law of Japan, as amended, requires any person who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued voting shares of a company listed on any Japanese stock exchange or traded on the over-the-counter market in Japan, to file with the Director of the appropriate Local Finance Bureau of the Ministry of Finance of Japan, within five business days, a report concerning such shareholdings. A similar report must also be made if the ratio of such holding subsequently changes by one percent or more. Copies of any such report must also be furnished to the issuer of such shares and to all Japanese stock exchanges on which the shares are listed or the Japan Securities Dealers Association in the case of over-the-counter shares. For this purpose, shares issuable to such person upon conversion of convertible bonds or exercise of warrants (and similar shares) are taken into account in determining both the number of shares held by such holder and the issuer's total number of issued shares.


Item 7.  Taxation
         --------

Debt Securities
---------------

     Except as mentioned below, under the Japanese tax laws currently in effect, the interest on debt securities or corporate bonds (shasai) issued by a Japanese
                                                    ------
corporation is generally subject to the withholding of Japanese income tax and, in the case of a corporation (other than a non-Japanese corporation having no permanent establishment in Japan), to corporation tax, and premium (if any) on such debt securities is generally subject to Japanese income or corporation tax, depending on the status of the recipient.

     Under Japanese tax laws currently in effect, the payment of interest on debt securities issued outside Japan by a Japanese company (on or after April 1, 1998 and on or before March 31, 2000) and the difference, if any, between the issue price and the amount payable upon redemption of such debt securities will not be subject to the withholding of Japanese income tax, if such interest or difference is payable outside of Japan to a non-resident of Japan or non-Japanese corporation which (in the case of interest) has submitted documents certifying its non-Japanese residency in accordance with the requirements set out in Japanese tax laws. Furthermore, such payment will not be subject to any other Japanese income or corporation tax, unless such non-resident or non-Japanese corporation has a permanent establishment in Japan and the payment is attributable to the business of such non-resident or non-Japanese corporation carried on in Japan through such permanent establishment. The Convention Between Japan and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income of March 1, 1971, as presently in effect (the "Tax Convention"), provides that the interest income of a United States resident or corporation from debt securities may be taxable by Japan if and to the extent that interest is paid by a resident of Japan or otherwise is from sources within Japan.

     Under the Tax Convention, the maximum rate of Japanese tax on interest income of United States residents or corporations is 10 percent unless the recipient has a permanent establishment in Japan and the debt securities in respect of which such interest is paid are effectively connected with such permanent establishment, in which case such income will be taxed at the normal rates provided by the Japanese income or corporate tax laws.

     There are no Japanese taxes payable on conversion of convertible bonds into shares of Common Stock or Depository Receipts.

     Gains derived from the sales of debt securities of the Company outside of Japan by non-residents (including individuals and non-Japanese corporations), will not be subject to Japanese income or corporation taxes, except in limited circumstances. Gains derived by non-residents (including individuals and non-Japanese corporations) from the sale in Japan of debt securities of the Company will be exempt from Japanese taxes on income if the non-resident does not have a permanent establishment in Japan.

     Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired debt securities of the Company as legatee, heir or donee.


Common Stock and Depositary Receipts
------------------------------------

     Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. However, a transfer of retained earnings or legal reserve (but, in general, not capital surplus) to stated capital (whether made in connection with a stock split or otherwise) is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income tax. No such transfer would be necessary in connection with a stock split if the total par value of the shares in issue after the stock split does not exceed the stated capital.

     Pursuant to the Tax Convention the maximum rate of Japanese withholding tax that may be imposed on dividends paid by a Japanese corporation to a United States resident individual or, subject to certain limited exceptions, a United States corporation is 15 percent unless such United States resident individual or United States corporation has a permanent establishment in Japan and the shares with respect to which the dividends are paid are effectively connected with the permanent establishment.

     Gains derived from the sale outside of Japan of Common Stock or Depositary Receipts by non-residents of Japan, including non-Japanese corporations, will not be in general subject to Japanese taxes on income.

     Gains derived from the sale in Japan of Common Stock or Depositary Receipts by a non-resident (including a non-Japanese corporation) are in general exempt from Japanese income or corporation taxes, unless the non-resident has a permanent establishment in Japan.

     Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who acquires Common Stock or Depositary Receipts as a legatee, heir or donee.


Item 8.  Selected Financial Data
         -----------------------

     Attached hereto and incorporated in full by reference is pages 40 and 41 of the Company's 1999 Annual Report to Shareholders pertaining to the "Ten-year Summary", which pages comprise part of the Consolidated Financial Statements attached hereto.

     (The most recent practicable exchange rate into United States dollars of Japanese yen was (Yen)115.85=U.S.$1 as of July 30, 1999.)

Item 9.  Management's Discussion and Analysis of the
         Financial Conditions and Results of Operations
         ----------------------------------------------

Outlook

     The statements contained in this Outlook section are based on management's current expectations. With the exception of the historical information contained herein, the statements presented in this Outlook section are forward-looking statements that involve numerous risks and uncertainties that could significantly affect expected results. Actual results may differ materially.

     Construction and Mining Equipment. With the government's economic stimulus measures beginning to take some effect, industry demand in certain segments of the market, such as public and housing investments, began to show signs of improvement for the Company's mainstay construction equipment business. Following a 26-month decline since March 1997, shipment of construction equipment to the Japanese market increased in May 1999 compared to May 1998. There can, however, be no assurance of continued growth. To prepare for positive development in the market, the Company plans to steadily restructure its manufacturing operations in Japan and respond to the market shift toward rental equipment.

     While it is difficult to forecast recovery in the Southeast Asian market, Komatsu has seen some encouraging signs of an upturn in demand from the lumber industry in Malaysia and Indonesia. In addition, the Japanese government's financial assistance program, namely the New Miyazawa Initiative announced at the last APEC Finance Ministers meeting, include a boost to infrastructure investments in Southeast Asia which is expected to trigger increased demand for Komatsu's equipment. Komatsu is prepared to take full advantage of economic recovery in the region. Komatsu's plants in Southeast Asia have maintained operations through the recession without losing their standards of quality and reliability.

     In response to the current economic conditions, Komatsu will exploit the advantages of its global manufacturing network. In the stable markets of United States and Europe, Komatsu will strive to expand sales, focusing its effort on the utility equipment and bulldozer businesses. In the mining equipment business, Komatsu will strive to reduce fixed cost, to complete a full line of its machines and to strengthen packaged sales of machines and mine management systems.

     Electronics. In the electronics field, Komatsu expects to capitalize on medium-to long-range growth in semi-conductor related business. In the silicon wafer business, the Company will make strategic use of the recent acquisition from KEM of KSA as the North American center of production, sales and service for the electronics business of Komatsu, while also preparing for market recovery and next generation investments. KEM will continue to sell silicon wafers in the United States using products imported from Japan and will capitalize on its new joint venture operation in Taiwan.

     In the Excimer laser business, the Company's engineers will focus on staying ahead of the rapid advances in the semiconductor industry. While this business has not generated profits, it is well positioned for future growth and management expects to see gains in the latter half of fiscal 2000. The Company's recent delivery of its high powered laser unit to Japan's top government research institute demonstrates the Company's technological strength in this area.

     Komatsu anticipates increased demand for products from its specialized manufacturer of thermoelectric modules, Komatsu Electronics, Inc. Its thermoelectric semiconductor devices can cool or heat by switching polarity, thus enabling precise temperature control. Management anticipates solid expansion of applications for these products, particularly in telecommunications.

     Industrial Machinery. Komatsu's industrial machinery business comprises large presses for the automobile industry, sheet metal forming machines, small and medium-sized presses and machine tools. Komatsu has completed the restructuring program for its large press business, which emphasizes close cooperation between design engineers and customers. Komatsu's innovative modular transfer presses demonstrate the success of this relationship. Even considering the fluctuations in capital expenditure in the automobile industry, management is confident that Komatsu's large press business will remain profitable through innovation, differentiation and cost competitiveness.

     The sheet metal forming machine and small and medium-sized press business, handled by Komatsu Industries, had a negative impact on the performance of the industrial machinery business. To revitalize this business, Komatsu will seek to implement substantial reforms under a new management team during the next two years.

     Civil Engineering and Construction. Within the Japanese market, the civil engineering and construction segment is expected to continue to experience flat demand and negative or slow revenue growth in fiscal 2000 due to the ongoing sluggishness in the Japanese economy. Komatsu has undertaken initiatives to maintain or increase net revenues by reducing costs, streamlining production and developing innovative products. Management expects that industry demand in fiscal 2000 will continue to be stagnant, characterized by declining private sector project expenditure in Japan partially offset by modest increases in public sector project expenditure from new government fiscal stimulus initiatives.

     Foreign Exchange Rate Fluctuations. Sales to customers located outside Japan represented approximately 45% and 51% of Komatsu's net revenues in fiscal 1998 and fiscal 1999, respectively. Komatsu expects that a significant portion of its revenues will continue to be from sales to customers outside of Japan. A significant proportion of Komatsu's international sales have been denominated in United States dollars. An appreciation in the value of the yen against the dollar could generally have an adverse effect on Komatsu's results of operations although Komatsu has reduced its exposure to changes in the exchange rate between the yen and the dollar by increasing significantly the local content of its products manufactured in the United States and elsewhere outside Japan. To further reduce foreign exchange risks, Komatsu executes forward exchange contracts as described in Item 9A below. The devaluation of the yen against the dollar generally results in an increase in Komatsu's operating profit.

Results of Operations

Comparison of Fiscal 1999 with Fiscal 1998

     Net Sales


     Komatsu's net sales decreased 3.8% in fiscal 1999 to (Yen)1,061,597 million (US$8,997 million) from (Yen)1,104,077 million in fiscal 1998. While the increase in overseas net sales, in construction and mining equipment operation, offset a decline in domestic net sales, both domestic and overseas net sales of other operations decreased. Overseas net sales increased 7.9% to (Yen)537,651 million (US$4,556 million) in fiscal 1999 from (Yen)498,176 million in fiscal 1998 due to construction and mining equipment operation. Domestic net sales decreased 13.5% to (Yen)523,946 million (US$4,440 million) in fiscal 1999 from (Yen)605,901 million in fiscal 1998 due primarily to depressed domestic demand for construction and mining equipment which resulted from the sluggish Japanese economy.

     While net sales in Asia (other than Japan) and in Oceania decreased 11.6% to (Yen)96,853 million (US$821 million) in fiscal 1999 due to economic crises experienced by certain countries in the region, this decline was outweighed by increased sales in other regions, including the Americas, Europe, the Middle East and Africa. Overseas business expansion in fiscal 1999 was particularly strong in the Americas and Europe, with net sales in the Americas increasing 17.9% to (Yen)272,091 million (US$2,306 million) in fiscal 1999 from
(Yen)230,824 million in fiscal 1998 and net sales in Europe increasing 5.2% to
(Yen)119,270 million (US$1,011 million) in fiscal 1999 from (Yen)113,427 million in fiscal 1998. Net sales in the Middle East and Africa increased 11.5% to
(Yen)49,437 million (US$419 million) in fiscal 1999.

     Earnings



     Cost of sales for fiscal 1999 declined 2.3% to (Yen)807,255 million (US$6,841 million) from (Yen)826,627 million in fiscal 1998. The cost of sales to net sales ratio grew 1.1% to 76.0% in fiscal 1999 from 74.9% in fiscal 1998.

     SG&A expenses for fiscal 1999 increased 6.7% to (Yen)250,061 million (US$2,119 million). The ratio of SG&A expenses to net sales in fiscal 1999 was 23.6%, up 2.4% over 21.2% in fiscal 1998.

     As a result, operating income for fiscal 1999 declined 90.1% compared to the previous fiscal year to (Yen)4,281 million (US$36 million). Major contributing factors were weak silicon wafer prices, one-time expenses resulting from the restructuring of manufacturing operations and a substantial operating loss incurred in the civil engineering and construction business.

     Net interest and other income and expenses for fiscal 1999 generated a loss of (Yen)13,885 million (US$118 million), compared to a loss of (Yen)2,846 million in fiscal 1998, including a large write-down of (Yen)14,214 million (US$120 million) due to the devaluation of domestic marketable and investment securities precipitated by the weak stock market and economy in Japan. Interest and other income for fiscal 1999 also included a gain of (Yen)7,206 million (US$61 million) from the sales of property at Machida in Japan. As a result of this loss and the increase in selling, general and administrative expenses described above, income (loss) before income taxes, minority interests and equity in earnings shrank in fiscal 1999, resulting in a net loss of (Yen)9,604 million (US$81 million), compared with income of (Yen)40,252 million in fiscal 1998, and declined 4.5% to minus 0.9% as a percentage of net sales.

     Minority interests in income (loss) of consolidated subsidiaries raised income after income tax by (Yen)6,862 million (US$58 million) in fiscal 1999, a reverse from the reduction in income after income tax of (Yen)933 million in fiscal 1998, reflecting losses of such consolidated subsidiaries due primarily to KEM. In fiscal 1999, equity in earnings (losses) of affiliated companies fell to a loss of (Yen)7,575 million (US$64 million), from a gain of (Yen)763 million in fiscal 1998 due primarily to one-time expenses resulting from the restructuring of the operating base of AKT.

     As a result, and for the first time since the introduction of consolidated financial statements in 1964, Komatsu experienced a net loss in fiscal 1999 of
(Yen)12,378 million (US$105 million).

     On a per share basis, net loss for fiscal 1999 amounted to (Yen)12.77 (US$0.11), while cash dividends per share were reduced by (Yen)1.00, to
(Yen)7.00 (US$0.06) for the year. Cash dividends per share were (Yen)8.00 in fiscal 1998.

Comparison of Fiscal 1998 with Fiscal 1997
------------------------------------------

     Net Sales


     Komatsu's net sales increased 0.5% to (Yen)1,104,077 million in fiscal 1998 from (Yen)1,098,916 million in fiscal 1997. This increase was due to the increase in overseas net sales described below which more than offset a decline in domestic net sales. Overseas net sales increased 21.1% to (Yen)498,176 million in fiscal 1998 from (Yen)411,457 million in fiscal 1997. Domestic net sales decreased 11.9% to (Yen)605,901 million in fiscal 1998 from (Yen)687,459 million in fiscal 1997 due primarily to depressed domestic demand for construction and mining equipment which resulted from the sluggish Japanese economy and reduced public spending in Japan.

     While net sales in Asia (other than Japan) and in Oceania decreased 13.6% to (Yen)109,572 million in fiscal 1998 due to currency devaluations and economic crises experienced by certain countries in the region, this decline was outweighed by increased sales in other regions, including the Americas, Europe, the Middle East and Africa. Business expansion in fiscal 1998 was particularly strong in the Americas and Europe, with net sales in the Americas increasing 35.2% to (Yen)230,824 million in fiscal 1998 from (Yen)170,683 million in fiscal 1997 and net sales in Europe increasing 30.3% to (Yen)113,427 million in fiscal 1998 from (Yen)87,047 million in fiscal 1997. Net sales in the Middle East and Africa increased 64.8% to (Yen)44,353 million in fiscal 1998 due to significant increases in sales of large bulldozers in the Middle East and Africa.

     Earnings


     Cost of sales for fiscal 1998 declined 0.1% to (Yen)826,627 million from
(Yen)827,665 million in fiscal 1997. The cost of sales to net sales ratio improved 0.4% to 74.9% in fiscal 1998 from 75.3% in fiscal 1997.

     SG&A expenses for fiscal 1998 increased 5.9% to (Yen)234,352 million. The increase was primarily due to the increase in variable costs related to the Company commencing in fiscal 1998 to incorporate the results of KSA and FKI in the Company's consolidated results of operations. In addition, the increase in SG&A expenses generally reflects the increase in variable costs related to increased sales compared to the previous fiscal year. The ratio of SG&A expenses to net sales was 21.2%, up 1.1% over 20.1% in fiscal 1997.

     Operating income for fiscal 1998 declined 13.6% compared to the previous fiscal year to (Yen)43,098 million due primarily to the decline in the operating income from Komatsu's electronics segment from (Yen)12,083 million in fiscal 1997 to (Yen)4,043 million in fiscal 1998.

     Net interest and other income and expenses for fiscal 1998 generated a loss of (Yen)2,846 million, compared to a loss of (Yen)4,134 million in fiscal 1997, reflecting a gain of (Yen)5,556 million on the sale of the Company's minority interest in KEM, a consolidated subsidiary, in connection with a public offering of the company's shares and the listing of its shares on the Tokyo Stock Exchange during the year. Interest and other expenses for fiscal 1998 also included a loss of (Yen)1,076 million resulting from the liquidation of Unizon Corporation, a consolidated subsidiary. As a result of this loss and the increase in selling, general and administrative expenses described above, income before income taxes, minority interests and equity in earnings declined 12.1% to (Yen)40,252 million in fiscal 1998 from
(Yen)45,769 million in fiscal 1997 and declined 0.6% to 3.6% as a percentage of net sales.

     Minority interests in income of consolidated subsidiaries reduced income after income tax by (Yen)933 million in fiscal 1998, a slight decrease from the reduction in income after income tax of (Yen)995 million in fiscal 1997, reflecting lower income of such consolidated subsidiaries. In fiscal 1998, equity in earnings of affiliated companies was (Yen)763 million, compared with a loss of (Yen)1,052 million in fiscal 1997 due primarily to improved profitability recorded by AKT during fiscal 1998 (a net gain of (Yen)809 million) compared to fiscal 1997 (a net loss of (Yen)531 million).

     Net income for fiscal 1998 increased 6.0% to (Yen)19,241 million from
(Yen)18,160 million in fiscal 1997 due to the increase in equity in earnings of affiliated companies.

     On a per share basis, net income for fiscal 1998 increased 7.3% to
(Yen)19.60 from (Yen)18.26 in fiscal 1997, while cash dividends per share were
(Yen)8.00 for the year.  Cash dividends per share were (Yen)8.00 in fiscal 1997.

Performance by Segment

     Komatsu operates in five business segments: Construction and mining equipment, electronics, industrial machinery, civil engineering and construction, and other operations.

     Construction and Mining Equipment. Fiscal 1999 net sales of construction and mining equipment totaled (Yen)731,077 million (US$6,196 million), an increase of 1.3% over (Yen)721,875 million in fiscal 1998 which in turn represented an increase of 0.7% over (Yen)716,932 million in fiscal 1997. Construction and mining equipment net sales accounted for 68.9% of Komatsu's worldwide net sales in fiscal 1999. While sales in Japan decreased 15.0%, to
(Yen)247,102 million (US$2,094 million) in fiscal 1999 from (Yen)290,869 million in fiscal 1998, sales outside Japan increased 12.3% to (Yen)483,975 million (US$4,101 million) in fiscal 1999 offsetting the sharp decline in domestic sales. Sales in Japan represented 33.8% of total sales of construction and mining equipment, down 6.5% from the previous fiscal year, while the proportion of sales outside Japan increased to 66.2% despite a significant drop of 65.0% in sales to customers in Southeast Asia. Overall, net sales of construction and mining equipment comprised 68.9% of Komatsu's total net sales in fiscal 1999, up from 65.4% in the previous fiscal year and 65.2% in fiscal 1997.

     Operating income from the construction and mining equipment segment for fiscal 1999 decreased 16.3% compared to the previous fiscal year to (Yen)30,963 million (US$262 million) due primarily to a decrease in domestic sales and one-time expenses resulting from restructuring. In fiscal 1998 operating income increased 8.7% to (Yen)36,976 million from (Yen)34,027 million in fiscal 1997 due to an increase in overseas sales outside Asia, particularly in the Americas and Europe.

     Electronics. In the electronics business, Komatsu launched shipment of mass-produced Excimer lasers and achieved strong sales of peripheral LAN equipment. However, the silicon wafer business was hit by a reduction in global demand and marked declines in product prices, mainly attributable to sluggish semiconductor markets. Demand for polycrystalline silicon as the material for silicon wafers was also lackluster. Fiscal 1999 net sales from electronics operations decreased 16.9% to (Yen)86,608 million (US$734 million) from
(Yen)104,265 million in fiscal 1998, as sales in Japan decreased 14.6% to
(Yen)56,903 million (US$482 million), and sales outside Japan decreased 21.0% to
(Yen)29,705 million (US$252 million).  Fiscal 1998 net sales increased 15.1% to
(Yen)104,265 million from (Yen)90,553 million in fiscal 1997. Electronics accounted for 8.2% of Komatsu's net sales in fiscal 1999, compared with 9.4% in fiscal 1998 and 8.2% in fiscal 1997.

     KEM, a 63.5% owned subsidiary of the Company engaged in the manufacture of silicon wafers, had sales of (Yen)62,277 million (US$528 million) for fiscal 1999, a decrease of 17.5% over sales of (Yen)75,507 million the previous fiscal year.

     Operating income (loss) from the electronics segment for fiscal 1999 fell to an operating loss of (Yen)18,074 million (US$153 million). This was due to decreased sales resulting from sharp declines in product prices and global reduction in demand for silicon wafer and polycrystalline silicon as the material for silicon wafers. In fiscal 1998, operating income decreased 66.5% compared to the previous fiscal year to (Yen)4,043 million, primarily due to a decline in sales in fiscal 1998 and an increase in depreciation related to increased capital expenditures in Komatsu's electronics segment during fiscal 1997.

     Industrial Machinery. Fiscal 1999 sales of industrial machinery decreased 16.7% to (Yen)42,676 million (US$362 million) from (Yen)51,231 million in fiscal 1998. Fiscal 1998 sales of industrial machinery of (Yen)51,231 million represented an increase of 6.8% over sales of (Yen)47,967 million in fiscal 1997. This sales growth was due primarily to strong sales of Komatsu's modular presses, including the sale of the world's largest (5,600 ton) modular press to General Motors' Brazilian plant, and a large number of sales of crankshaft millers to the automobile industry. Sales in Japan decreased 23.6%, to
(Yen)23,549 million (US$200 million), in fiscal 1999 from (Yen)30,836 million in fiscal 1998, and sales outside Japan decreased 6.2% to (Yen)19,127 million (US$162 million). Industrial machinery comprised 4.0% of sales of Komatsu's fiscal 1999 sales, compared to 4.7% in the previous fiscal year and 4.4% in fiscal 1997.

     Operating income (loss) from the industrial machinery segment for fiscal 1999 totaled an operating loss of (Yen)1,961 million (US$17 million), compared to operating income of (Yen)88 million in fiscal 1998 and (Yen)62 million in fiscal 1997.

     Civil Engineering and Construction. In the Japanese market, sales for Komatsu's civil engineering and construction operations decreased 18.8% to
(Yen)77,020 million (US$653 million) in fiscal 1999 from (Yen)94,889 million in fiscal 1998, which in turn represented a 4.9% decrease from (Yen)99,801 million in fiscal 1997. The reduction was due to stagnant market conditions in Japan reflecting sharp declines in private-sector construction and housing investment during both fiscal 1998 and fiscal 1999. Civil engineering and construction amounted to 7.2% of sales of Komatsu in fiscal 1999, compared to 8.6% in the previous fiscal year.

     Komatsu Construction, the major business unit of Komatsu's civil engineering and construction operations, had sales of (Yen)64,679 million (US$548 million) for fiscal 1999, down 12.9% over (Yen)74,244 million in fiscal 1998.

     Sales of Komatsu House, which is engaged in the sale of commercial-use prefabricated buildings, decreased 23.4% to (Yen)18,274 million (US$155 million) in fiscal 1999 from the level of the previous fiscal year.

     Operating income (loss) from the civil engineering and construction segment for fiscal 1999 amounted to an operating loss of (Yen)2,984 million (US$25 million) due primarily to a lump sum write off of delinquent receivables. In fiscal 1998 operating income decreased 0.9% to (Yen)338 million from (Yen)341 million in fiscal 1997.

     Other Operations. Fiscal 1999 sales from Komatsu's other operations declined 5.8% to (Yen)124,216 million (US$1,053 million) from (Yen)131,817 million in fiscal 1998. Sales of diesel engines, steel and iron castings and logistics services decreased.

     Sales of Komatsu Logistics Corp. decreased 17.4% to (Yen)37,798 million (US$320 million) in fiscal 1999, reflecting decreased sales Komatsu, owing to reduced production of construction and other equipment.

     Sales of Komatsu Soft decreased 5.9% to (Yen)20,860 million (US$177 million) for fiscal 1999.

     Operating income from other operating segments for fiscal 1999 decreased 76.9% compared to the previous fiscal year to (Yen)1,133 million (US$10 million) due to decreased sales of products such as diesel engines and logistics packages due to a stagnant domestic market for construction equipment. In fiscal 1998 operating income decreased by 35.7% to (Yen)4,907 million from (Yen)7,627 million in fiscal 1997.

Performance by Region


     Japan. Net sales to customers in Japan decreased 13.5% from (Yen)605,901 million in fiscal 1998 to (Yen)523,946 million (US$4,440 million) in fiscal 1999. Operating income (loss) for Komatsu's operations in Japan fell from
(Yen)27,650 million in fiscal 1998 to a loss of (Yen)10,052 million (US$85 million) in fiscal 1999. The decrease in sales resulted in large part from the sluggish Japanese economy and the decrease in operating income resulted from reduced sales. Compared to fiscal 1997, net sales to customers in Japan and operating income recorded by Komatsu's operations in Japan in fiscal 1998 decreased by 11.9% (from (Yen)687,459 million) and 41.1% (from (Yen)46,936 million), respectively.

     Asia (Excluding Japan) and Oceania. Net sales to customers in the rest of Asia and Oceania decreased 11.6% to (Yen)96,853 million (US$821 million) in fiscal 1999 compared to (Yen)109,572 million in fiscal 1998. Net sales in fiscal 1998 decreased 13.6% from (Yen)126,812 million in fiscal 1997. The decrease in net sales in fiscal 1999 and 1998 was due to reduced market demand in Asia for Komatsu's products. Net sales to customers in Asia (excluding Japan) and Oceania comprised 9.1% of Komatsu's worldwide net sales in fiscal 1999, which represented a decrease from 9.9% in fiscal 1998 which represented a decrease from 11.5% in fiscal 1997.

     Americas. Net sales to customers in North America, Central America and South America, increased 17.9% in fiscal 1999 to (Yen)272,091 million (US$2,306 million) from (Yen)230,824 million in fiscal 1998. Fiscal 1998 net sales increased 35.2% over net sales of (Yen)170,683 million in fiscal 1997. The increase in net sales in fiscal 1999 and 1998 was due, among other factors, to increased sales in this region by KA of medium-sized hydraulic excavators and wheel loaders. North American, Central American and South American net sales accounted for 25.6% of Komatsu's net sales worldwide in fiscal 1999, up from 20.9% in fiscal 1998 and 15.5% in fiscal 1997. In general, Komatsu increases production volume of its products to meet increased market demand for such products. Balancing the goals of maximizing revenues and profits with the goal of increasing market share of its products, Komatsu has gradually raised the price of its products in response to increased demand for such products.

     Operating income generated by Komatsu's operations in the Americas decreased 46.0% during fiscal 1999 to (Yen)7,594 million (US$64 million) from
(Yen)14,064 million in fiscal 1998 due to the substantial operating losses of KSA and ASiMI. Compared to fiscal 1997, operating income recorded in fiscal 1998 increased by 51.3% from (Yen)9,298 million.

     Europe.  Net sales to customers in Europe in fiscal 1999 increased 5.2% to
(Yen)119,270 million (US$1,011 million) from (Yen)113,427 million in fiscal 1998, which in turn represented an increase of 30.3% over (Yen)87,047 million in fiscal 1997. Increased sales in fiscal 1999 and 1998 were due primarily to increased sales of hydraulic excavators, wheel loaders and utility equipment. Net sales to customers in Europe comprised 11.2% of Komatsu's net sales worldwide in fiscal 1999, up from 10.3% in fiscal 1998 and 7.9% in fiscal 1997.

     In fiscal 1999, operating income from Komatsu's operations in Europe increased to (Yen)9,253 million (US$78 million) from (Yen)4,390 million in fiscal 1998. Compared to fiscal 1997, operating income recorded in fiscal 1998 increased by (Yen)4,048 million from (Yen)342 million.

     Middle East and Africa. In the Middle East and Africa, Komatsu's net sales increased 11.5% to (Yen)49,437 million (US$419 million) in fiscal 1999 compared to (Yen)44,353 million in fiscal 1998, which in turn represented an 64.8% increase from net sales of (Yen)26,915 million in fiscal 1997. Komatsu's sales growth in the region was led by significant increases in sales of large bulldozers in the Middle East and Africa. In fiscal 1999, net sales to customers in the Middle East and Africa comprised 4.7% of Komatsu's net sales worldwide in fiscal 1999, up from 4.0% in fiscal 1998 and 2.4% in fiscal 1997.

Liquidity and Capital Resources

     Cash and cash equivalents at March 31, 1999 were (Yen)87,301 million (US$740 million), a decrease of (Yen)21,961 million from the previous fiscal year end. Net cash provided by operating activities was (Yen)34,346 million (US$291 million) for fiscal 1999, a decline of (Yen)33,100 million from the previous fiscal year.

     Net cash used in investing activities in fiscal 1999 decreased to
(Yen)64,003 million (US$542 million) from (Yen)88,285 million in fiscal 1998. This decrease was principally due to a decrease in time deposits of (Yen)26,198 million (US$222 million) during fiscal 1999 compared to fiscal 1998. Net cash provided by financing activities decreased to (Yen)6,614 million (US$56 million) in fiscal 1999, a decrease of (Yen)35,781 million over (Yen)42,395 million provided by financing activities in fiscal 1998. Such decrease was principally attributable to a decrease in short term indebtedness of (Yen)93,493 million (US$792 million) during fiscal 1999 compared to fiscal 1998.

     Working capital at March 31, 1999 increased 20.7% from the previous fiscal year, to (Yen)256,039 million (US$2,170 million), due mainly to reduced short-term debt.

     The current ratio (current assets divided by current liabilities) for fiscal 1999 increased 12.7% from the previous fiscal year, to 142.1%, compared with a 3.5% decrease in fiscal 1998.

     Capital expenditures in fiscal 1999 decreased 6.6% over the previous fiscal year, to (Yen)114,874 million (US$974 million), consisting mainly of investments in the electronics business and the rationalization of production facilities. Capital expenditures in fiscal 1998 increased 74.2% over the amount in fiscal 1997. Commitments for capital expenditures outstanding as of March 31, 1999, totaled approximately (Yen)2,123 million (US$18 million). At the beginning of fiscal 1999, Komatsu projected approximately (Yen)54,000 million in capital expenditures during fiscal 2000, with less than 30% of such capital expenditures to be devoted to the electronics segment, compared to 53.8% of total capital expenditures to be devoted to the electronics business during fiscal 1999 and 64.7% during fiscal 1998.

     In the construction and mining equipment segment, which is a mature industry, Komatsu has already developed worldwide production and distribution capabilities. Accordingly, Komatsu does not anticipate that it would need to incur significant capital expenditures or other investments to expand its production in this segment.

     At March 31, 1999, Komatsu had a cash balance of (Yen)87,301 million (US$740 million). At that date, Komatsu's consolidated total debt was
(Yen)565,239 million (US$4,790 million), (Yen)272,989 million (US$2,313 million) of which was short-term debt (including current portions of long-term debt). As of March 31, 1999, (Yen)37,605 million of Komatsu's long-term debt was scheduled to mature in fiscal 2000, (Yen)64,196 million in fiscal 2001, and (Yen)228,054 million in fiscal 2002 and thereafter.

     Komatsu intends to meet its future capital expenditure, debt service and working capital requirements from cash flow from operations; borrowings, including under new lines of credit; securitization of accounts receivable; sales of real property; and capital markets funding, including commercial paper.

     Komatsu has implemented an accounts receivable securitization program and such securitizations are expected to become an important source of funds for Komatsu in the future. As of March 31, 1999, Komatsu had securitized accounts receivable totaling (Yen)63,714 million (US$540 million) (or 14.6% of total accounts receivable at that date). Of this amount, (Yen)23,219 million related to receivables generated by Komatsu's Japanese operations and (Yen)40,495 million related to receivables generated by Komatsu's North American operations. As of March 31, 1998, Komatsu had securitized accounts receivable totaling
(Yen)65,670 million (or 13.4% of total accounts receivable at that date). Of this amount, (Yen)23,420 million related to receivables generated by Komatsu's Japanese operations and (Yen)42,250 million related to receivables generated by Komatsu's North American operations.

     Komatsu has recently begun implementing a plan to dispose of its idle real property. Komatsu entered into an agreement to sell certain real property in Osaka, Japan for (Yen)26,000 million. The Company expects the proceeds of the sale of the Osaka property to be received in installments of (Yen)2,600 million in fiscal 1999 and (Yen)23,400 million in fiscal 2000. The Company has also contracted for the sale of real property owned by Komatsu in Machida, Japan for (Yen)9,000 million. The sale of the Machida property is expected to generate revenue of (Yen)3,800 million in fiscal 1999 and (Yen)4,300 million in fiscal 2000.

     As of July 31, 1999, the Company had outstanding (Yen)8,000 million of commercial paper issued under its (Yen)50,000 million commercial paper program, scheduled to mature on various dates in September 1999. As of March 31, 1999, KEM had outstanding (Yen)7,000 million of commercial paper issued under its
(Yen)10,000 million commercial paper program, which matured in April 1999. As of July 31, 1999, Komatsu Finance America Inc. ("KFA") had outstanding US$153 million of commercial paper issued under its US$600 million commercial paper program (the "CP Program") and US$881 million of notes issued under its US$1,200 million Euro Medium Term Note Program ("EMTN Program"). Under EMTN Program, the Company, KFA and Komatsu Finance (Netherlands) B.V. ("KFN") may from time to time issue notes denominated in any currency. The commercial paper issued under the CP Program have scheduled maturities during August, September and December of 1999 and January and March of 2000 and the notes issued under the EMTN Program are scheduled to mature on various dates through November 2008. As of July 31, 1999, Komatsu Europe Coordination Center N.V. had outstanding EUR69 million of commercial paper issued under its EUR150 million commercial paper program, which have scheduled maturities during August, September, October and November of 1999 and January of 2000. As of July 31, 1999, KFN had EUR30 million of notes issued under its EMTN program, which are scheduled to mature on various dates through April 2004.

     In December 1998, KFA issued US$188 million of senior notes, of which US$117 million is scheduled to mature in December 2003 and US$71 million is scheduled to mature in December 2005. KFA used the net proceeds from the sale of the notes for working capital and other general corporate purposes of KFA and its U.S. affiliates (including, without limitation, the repayment of certain short-term indebtedness.)

     In March 1999, the Company issued (Yen)35,000 million of unsecured bonds, scheduled to mature in March 2006. The Company used the net proceeds from the sale of the bonds for an acquisition of KSA, previously a wholly owned subsidiary of KEM, and additional investment in KSA and ASiMI. They repaid bank loans using the paid-in capital.

Dividend Policy

     The Company has sought to develop a sound and stable financial culture. With regard to shareholder dividends, the Company traditionally has followed a basic policy of stable dividend payment. However, from now on, the Company will emphasize returns on shareholders' equity while striving to secure internal funds for reinvestment. Thus, the Company expects the payout ratios to range from about 40 to 60 percent, with 50 percent as a median. There can be no assurance, however, that actual dividend payments will match these forecasted levels.

     In fiscal 1999, the Company achieved a surplus on a non-consolidated basis although it was far below the last fiscal year's profit level. Thus, the Company plans to reduce its year-end dividend for fiscal 1999 to (Yen)3 (annual dividend to be (Yen)7 per share). In effect, this dividend reduction will translate to a payout ratio of 311.8% for fiscal 1999, which will be funded by the disposition of reserve for dividend.

     While the Company has engaged in substantial restructuring efforts, given the prevailing economic conditions, the Company is likely to experience continued uncertainty in the next fiscal year. Considering such an outlook, the Company forecasts the interim and year-end dividends for fiscal 2000 to be
(Yen)3 per share and (Yen)6 per share, respectively.

     In fiscal 1997 and 1998, the Company implemented acquisition and writeoff of its outstanding common shares. In its endeavor to increase returns on shareholders' equity, the Company will continue to take such actions on a continual in the years ahead, taking into account stock market trends, cash flows and other relevant financial conditions.

Environmental Policy

     As Japan's top manufacturer and an international leader in construction and mining equipment, the Company is aware of its social responsibility toward the environment. Komatsu regards the protection of the environment as an important goal of business and seeks to lead the industry in setting environmental protection standards.

Energy Saving

     The Company is working to reduce energy consumption at its plants by 15% from the 1990 level by the end of March 2011, which would surpass the rate of 10% set by the Japan Construction Equipment Manufacturers Association. As of the end of March 1999, the Company attained a reduction of approximately 10% from 1990 levels.

Protecting the Ozone Layer

     The Company had virtually discontinued use of ozone-depleting chemicals by the end of March 1993, and completely discontinued their use by the end of March 1996.

Efficient Use of Resources

     The Company plans to reduce industrial waste to near-zero levels by the end of March 2011. As of the end of March 1999, the Company had reduced levels by 55%.

Soil and Underground Water Pollution Prevention Measures

     By the end of March 1997, the Company had completely discontinued the use of organic chlorine-based solvents.

     In its life cycle assessment (LCA) of its construction equipment, the Company focuses on the following four goals: curbing owning and operating (O&O) costs, reducing CO\2\ emissions, cutting toxic matter and improving recyclability.

     In the area of recyclability, its PC200-6 hydraulic excavators and WA100-3 wheel loaders currently stand at 81% and 92%, respectively. For all its construction equipment, Komatsu is working to improve this percentage to over 97% in 2005 and 99.5% in 2010.

     The Company has made a priority of promoting the recycling of rubber shoes for the undercarriage, as well as recycling of oil filters, used oil, batteries, hoses, antifreeze and sludge from the cleaning of equipment.

     The Company has also been working to promote remanufacturing of components through design modifications and advances in engineering technologies.

     The Company committed to reducing CO\\2\\ emissions from its diesel engines. The Company will strive to reduce emissions by 5% in 2005 and 10% in 2010 from the 1998 level.

     In January 1998, the Company teamed up with Cummins, the world's top manufacturer of engines, to establish IPA at the Company's Oyama Plant. IPA is engaged specifically in the research and development of next-generation diesel engines with reduced CO\\2\\ emissions, enhanced cost competitiveness and durability, and low noise. As a partner and international engine development center to both Cummins and the Company, IPA is poised to be a leader in next-generation engines.


Year 2000 Readiness Disclosure

Management Commitment

     The Y2K issue is a top priority of management. The Company instituted a Companywide program in late 1996, and has supported its subsidiaries, affiliated companies and suppliers in their efforts to deal with the issue.

Progress

     The Information Systems Division at Tokyo Head Office, charged with managing Komatsu's response to the Y2K issue, initiated an investigation into the problem in late 1996. The results have been reported to the management every two months.

     The first phase of the program, which began in April 1997 in collaboration with Komatsu Soft, involved evaluation and remediation of systems in Japan relating to core functions of the Company such as production, sales and services, and finance and accounting. This phase was essentially completed in March 1998. Action taken to evaluate and remedy other systems was completed in June 1999.

     Komatsu companies in Europe, the United States and Brazil have completed Y2K preparation in the course of replacing their local systems with new enterprise resource planning (ERP) software as part of Komatsu's global information technology (IT) strategy.

     Komatsu ran most of its comprehensive tests in August 1999 to verify whether its systems will function normally after December 31, 1999.

     Komatsu recognizes the risk that external computers of third parties, such as suppliers and financial institutions, connected to Komatsu systems may fail to adequately address Y2K issues. Therefore, Komatsu is also monitoring the Y2K activities of such parties.

     The Company has also undertaken the upgrading of the microcomputers and built-in-software programs found in its plants and equipment. This process is near completion and no major problems have been found.

Products

     Komatsu has completed its evaluation of the vulnerability of the microcomputers and software programs incorporated into its products, and has found virtually all products to be free of any Y2K-related problem. Certain relatively minor problems, such as failure to display dates accurately, have been detected; however, such problems appear to have no serious impact on the quality and performance of the products involved. In response to these minor problems, the Sales Division is taking appropriate action, including providing precautionary information to customers.

     The Company has been disclosing Y2K-related information on its web site and the relevant departments have been responding swiftly to customer inquiries.

Expenditure

     For its Y2K project, Komatsu projects a total expenditure of (Yen)6.0 billion (US$51 million), consisting of (Yen)5.5 billion (US$47 million) by the end of March 1999 and an additional (Yen)500 million (US$4 million) by the end of March 2000. Komatsu does not expect this expenditure to have material impact on its future business performance or cash flows.

     As of April 1997, the Company had exhaustively tested approximately 36,000 programs that had been used in the previous 13 months to identify potential problems for operations in Japan. Although the Company and Komatsu Soft developed and ran original software for this testing process, each program was also tested individually by staff.

Crisis Management

     In February 1999, the Company established the Y2K Crisis Management Committee to enhance Komatsu's organizational ability to react quickly and efficiently to Y2K emergencies.

The above statement concerning the Year 2000 Readiness Disclosure does not constitute a statement of warranty and may not be interpreted to expand any warranty provided with any Komatsu product.

     Financial Review
     ----------------

     Attached hereto and incorporated in full by reference are pages 34, 35, 36, 37, 38 and 39 of the Company's 1999 Annual Report to Shareholders pertaining to "Financial Review", which pages comprise part of the Consolidated Financial Statements attached hereto.


Item 9A.  Quantitative and Qualitative Disclosures About Market Risk
          ----------------------------------------------------------

Market Risk Exposure

     Komatsu is exposed to market risk primarily from changes in foreign currency rates and interest rates with respect to international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, Komatsu enters into various hedging transactions pursuant to its policies and procedures. Komatsu does not hold or issue derivative financial instruments for non-hedging or speculation purposes.

     Komatsu is exposed to risk of credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. However, because of the counterparties' high credit ratings, none are expected to default on their obligations.

Foreign Exchange Risk

     To reduce foreign exchange risks relating to foreign currency denominated assets and liabilities, Komatsu executes forward exchange contracts ranging from 50% to 100% based on its projection of use of time deposits in foreign currencies. Furthermore, to reduce foreign exchange risks in relation to medium-term and long-term foreign currency denominated assets and liabilities and to fix related costs, Komatsu has executed such forward contracts for a portion of its bonds and loans.

     The following table provides information concerning derivative financial instruments of Komatsu in relation to foreign currency exchange transactions existing as of March 31, 1999, which are translated into yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 1999.

                                                                      Millions of yen
                                                            (except average contractual rates)
                                       ----------------------------------------------------------------------------
Forwards to sell foreign currencies:       US$/Yen      DM/GBP       DM/BFr     EUR/Yen      Others       Total
-------------------------------------------------------------------------------------------------------------------
Contract amounts                         (Yen)19,370  (Yen)11,922  (Yen)6,754  (Yen)3,442  (Yen)9,175  (Yen)50,663
Average contractual rates                     115.32         0.36       20.63      129.47
-------------------------------------------------------------------------------------------------------------------


Forwards to buy foreign currencies:           Yen/A$       DM/GBP       DM/FFr      US$/A$      Others      Total
-------------------------------------------------------------------------------------------------------------------
Contract amounts                          (Yen)3,395   (Yen)3,104   (Yen)1,801  (Yen)1,145  (Yen)1,134  (Yen)10,579
Average contractual rates                       0.01         0.36         3.35        1.57
-------------------------------------------------------------------------------------------------------------------


                                                                 Thousands of U.S. dollars
                                       ----------------------------------------------------------------------------

 Forwards to sell foreign currencies:    US$/Yen      DM/GBP       DM/BFr      EUR/Yen     Others      Total

 ------------------------------------------------------------------------------------------------------------------
 Contract amounts                        $164,153     $101,034     $57,237     $29,169     $77,754     $429,347
 ------------------------------------------------------------------------------------------------------------------

 Forwards to buy foreign currencies:      Yen/A$       DM/GBP       DM/FFr      US$/A$      Others      Total
 ------------------------------------------------------------------------------------------------------------------
 Contract amounts                        $ 28,771     $ 26,305      $15,263     $ 9,703     $ 9,611     $ 89,653
 ------------------------------------------------------------------------------------------------------------------

Interest Rate Risk

     To reduce risks and hedge the cash flow, Komatsu engages in interest rate swaps and cap option transactions for payment of certain floating rate liabilities.

     The tables on the following page provide information concerning derivatives and other financial instruments of Komatsu that are sensitive to changes in interest rates, mainly including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate and cross-currency swaps, the tables on the following page present notional amounts and weighted average receive and pay interest rates. As of March 31, 1999, the notional amount of interest cap transactions is (Yen)58,217 million (US$493 million) and the average strike rate is 6.30%, respectively.

                                                           Millions of yen
                                               Long-term debt (including due within one year)
------------------------------------------------------------------------------------------------------------------------------------

                                Average                                            Expected maturity date
                               Interest                  ---------------------------------------------------------------------------
                                 rate        Total             2000         2001         2002         2003         2004   Thereafter




U.S. dollar bonds                  7.37%   (Yen)25,694   (Yen)3,942   (Yen)   --   (Yen)   --    (Yen)  --  (Yen)13,537   (Yen)8,215
Japanese yen convertible           1.86%        60,741           --           --           --           --       25,741       35,000
debentures/debentured bonds
Euro medium-term notes             1.30%        82,984       11,424       43,107       14,059        3,153        2,355        8,886
Loans, principally from banks      3.72%       160,436       22,239       21,089       18,660       15,561       29,596       53,291
    Total                                 (Yen)329,855  (Yen)37,605  (Yen)64,196  (Yen)32,719  (Yen)18,714  (Yen)71,229 (Yen)105,392
------------------------------------------------------------------------------------------------------------------------------------

                                                        Millions of yen
                                            Interest rate and cross-currency swaps
-------------------------------------------------------------------------------------------------------------------------------

                         Average
                      Interest rate                                                  Expected maturity date
                   -------------------                      -------------------------------------------------------------------

                       Receive   Pay       Total             2000         2001         2002         2003        2004  Thereafter
 ------------------------------------------------------------------------------------------------------------------------------
Japanese yen            2.21%   2.68%    (Yen)7,288   (Yen)2,139     (Yen)306   (Yen)1,006   (Yen)2,306    (Yen)366   (Yen)1,165
 interest rate swap

U.S. dollar             5.23%   5.47%        58,417        6,368        3,305       13,043       34,731          --          970
  interest rate swap

Australia dollar        8.28%   4.74%         2,270          757        1,513           --           --          --           --
  interest rate swap

Japanese yen            5.82%   5.01%         2,200           --           --           --           --       2,000          200
  cross-currency
swap

U.S. dollar             1.50%  5.52%        96,061       26,723       43,106       12,765        3,153       1,428        8,886
  cross-currency
swap

-------------------------------------------------------------------------------------------------------------------------------
    Total                             (Yen)166,236  (Yen)35,987  (Yen)48,230  (Yen)26,814  (Yen)40,190  (Yen)3,794  (Yen)11,221
-------------------------------------------------------------------------------------------------------------------------------


                                               Thousands of U.S. dollars
                                    Long-term debt (including due within one year)
-----------------------------------------------------------------------------------------------------------

                                                                  Expected maturity date
                                             --------------------------------------------------------------

                        Average
                        Interest
                        rate          Total      2000      2001      2002      2003      2004  Thereafter
-----------------------------------------------------------------------------------------------------------


U.S. dollar bonds           7.37%  $  217,746  $ 33,407  $   --    $   --    $  --     $114,720    $ 69,619
Japanese yen                1.86%     514,754  --        --        --        --         218,144     296,610
 convertible
debentures/debentured
 bonds
Euro medium-term notes      1.30%     703,254    96,814   365,314   119,144    26,720    19,958      75,304
Loans, principally          3.72%   1,359,627   188,465   178,720   158,136   131,873   250,814     451,619
 from banks
-----------------------------------------------------------------------------------------------------------
 Total                             $2,795,381  $318,686  $544,034  $277,280  $158,593  $603,636    $893,152
-----------------------------------------------------------------------------------------------------------

                                             Thousands of U.S. dollars
                                      Interest rate and cross-currency swaps
-----------------------------------------------------------------------------------------------------------

                        Average
                     interest rate                                Expected maturity date
                --------------------------        ---------------------------------------------------------
                    Receive    Pay     Total        2000      2001      2002      2003     2004  Thereafter
-----------------------------------------------------------------------------------------------------------

Japanese yen         2.21%   2.68%  $ 61,763  $ 18,127  $  2,593  $  8,525  $ 19,542  $ 3,102     $ 9,874
  interest rate
   swap
U.S. dollar          5.23%   5.47%   495,059    53,966    28,008   110,534   294,331       --       8,220
  interest rate
   swap
Australia dollar     8.28%   4.74%    19,237     6,415    12,822        --        --       --          --
  interest rate
   swap
Japanese yen         5.82%   5.01%    18,644        --        --        --        --   16,949       1,695
  cross-currency
   swap
U.S. dollar          1.50%   5.52%   814,077   226,466   365,305   108,178    26,721   12,102      75,305
  cross-currency
   swap
-----------------------------------------------------------------------------------------------------------
    Total                        $ 1,408,780  $304,974  $408,728  $227,237  $340,594  $32,153     $95,094
-----------------------------------------------------------------------------------------------------------

Southeast Asian Economic Crisis

     During the last fiscal year, the countries of Southeast Asia continued to be affected by the instability of their currencies and interest rates. The Company has sales and manufacturing affiliates and subsidiaries in the region. While these companies experienced adverse effects in production and sales as the direct result of reduced market demand, such effects were not significant enough to affect the consolidated business results of the companies.

Euro Conversion

     On January 1, 1999, 11 of 15 member countries of the European Union established fixed conversion rates between their existing currencies (the "legacy currencies") and adopted the euro as their new common currency. The euro trades on currency exchanges and the legacy currencies remain legal tender in the participating countries for a transition period until January 1, 2002. Beginning on January 1, 2002, euro denominated bills and coins will be issued and legacy currencies will be withdrawn from circulation.

     The introduction of the euro has increased the pace of price harmonization throughout Europe. Komatsu is analyzing its pricing strategy to minimize any potential risk of this pricing harmonization.

     The introduction of the euro reduces Komatsu's exposure to changes in multiple foreign exchange rates, as assets and liabilities previously denominated in legacy currencies are now denominated in a single currency.

     Komatsu believes that the euro conversion will not have an adverse material impact on its financial position or results of operations.

Item 10.  Directors and Officers of Registrant
          ------------------------------------

     All Directors and Statutory Auditors are elected by a general meeting of shareholders to serve terms of approximately two years and three years, respectively, the statutory maximum. However, a Director or a Statutory Auditor may serve any number of consecutive terms.

     The Board of Directors elects from its members a number of Representative Directors, who have the power severally to represent the Company in all matters and from among them elects a President. At its discretion, the Board of Directors may also elect a Chairman, Executive Vice Presidents, Executive Managing Directors and Managing Directors from among its members. At the present time, the President and Executive Vice Presidents are Representative Directors.

     The Statutory Auditors of the Company are not required to be, and are not, certified public accountants. Each Statutory Auditor audits the performance of duties of Directors, may at any time request the directors to report on the business activities of the Company and may investigate the business as well as the financial situation of the Company. Certain powers are provided under the Commercial Code of Japan to enable the Statutory Auditors to carry out these functions. Further, each Statutory Auditor continues to perform the function of examining the annual financial documents and the rendering of an opinion thereon for the general meeting of shareholders. The Statutory Auditors may not at the same time be Directors, managers or employees of the Company or of any of its subsidiaries.

     Set forth below are the names of the Company's Directors and Statutory Auditors (who constituted the Directors and Statutory Auditors as of June 29,
1999), their positions and offices with the Company and the dates when they assumed such positions.

        Name                 Current Positions                             Date of Office
                              with the Company
Tetsuya Katada         Chairman of the Board             Mar.   1978         Director
                                                         Mar.   1983         Managing Director
                                                         Mar.   1987         Executive Managing Director
                                                         Jun.   1988         Executive Vice President
                                                         Jun.   1988         Rep. Director
                                                         Jun.   1989         President (Rep. Director)
                                                         Jun.   1995         Chairman of the Board
                                                                             (Rep.Director)
                                                         Jun.   1999         Chairman of the Board
Satoru Anzaki          President (Representative         Mar.   1985         Director
                       Director)                         Nov.   1988         Managing Director
                                                         Jun.   1991         Executive Managing Director
                                                         Jun.   1995         President
                                                         Jun.   1995         Rep. Director



Masahiro Sakane        Executive Vice President          Jun.   1989         Director
                       (Representative Director)         Jun.   1994         Managing Director
                                                         Jun.   1997         Executive Managing Director
                                                         Jun.   1999         Executive Vice President
                                                         Jun.   1999         Rep. Director
Toshitaka Hagiwara     Executive Vice President          Jun.   1990         Director
                       (Representative Director)         Jun.   1995         Managing Director
                                                         Jun.   1997         Executive Managing Director
                                                         Jun.   1999         Executive Vice President
                                                         Jun.   1999         Rep. Director
Koji Ogaki             Executive Managing Director       Jun.   1991         Director
                                                         Jun.   1996         Managing Director
                                                         Jun.   1999         Executive Managing Director
Norimichi Kitagawa     Executive Managing Director       Jun.   1993         Director
                                                         Jun.   1997         Managing Director
                                                         Jun.   1999         Executive Managing Director
Arlie G. Tucker        Director                          Jun.   1997         Director
Toshio Morikawa        Director                          Jun.   1999         Director
Toshiro Nakaya         Statutory Auditor                 Mar.   1987         Director
                                                         Jun.   1989         Managing Director
                                                         Jun.   1993         Executive Managing Director
                                                         Jun.   1996         Statutory Auditor
Hiroyuki Watanabe      Statutory Auditor                 Jun.   1997         Statutory Auditor
Masahiro Yoshiike      Statutory Auditor                 Jun.   1997         Statutory Auditor
Takaharu Dohi          Statutory Auditor                 Jun.   1999         Statutory Auditor

     There are no family relationships between any Director or Statutory Auditor and any other Director or Statutory Auditor of the Company.

     In order to strengthen its corporate governance as a global enterprise and facilitate response to the changing business environment, the Company has reorganized its management as follows:

1.  Stronger Board of Directors

    o To facilitate efficient deliberation and quick decision-making, the members of Board were reduced from the current 26 to 8. The management decision-making and supervisory functions were separated from the executive functions.

    o New external board directors were appointed in order to strengthen the transparency and objectivity of management.

2.  Introduction of Executive Officer System
    o A total of 22 Executive Officers were appointed out of the Company's operating and functional divisions, with five of them concurrently assuming directorship.
    o  Executive Officers were given clearly defined responsibilities.

3.  Introduction of the Global Officer System
    o In order to strengthen global management, a total of 18 Global Officers were appointed from among the leaders of key subsidiaries.
    o Global Officers will participate in a global meeting once or twice a year to formulate policies for Komatsu's businesses.

4.  Establishment of Committee on Reward

    o The Company plans to establish an advisory Committee on Reward, which will include external members, in order to ensure transparency, validity and objectivity of executive rewards.

    o The committee will make recommendations to the Board of Directors regarding policies for rewards, including levels of awards and performance evaluations of directors and officers.

    o Membership will be based initially on the current Stock Option Committee and will include internal personnel, representatives of shareholders, external auditors, consultants and licensed attorneys.

Item 11.  Compensation of Directors and Officers
          --------------------------------------

Aggregate Compensation
----------------------

     The aggregate compensation, including bonuses but excluding retirement allowances, paid by the Company in fiscal 1999, to all Directors and Statutory Auditors as a group for services in all capacities was (Yen)708 million.

Bonuses
-------

     In accordance with customary Japanese business practices, annual bonuses are paid to Directors and Statutory Auditors of the Company out of the "profit" of the Company available for dividends, as such "profit" is determined in accordance with the Japanese Commercial Code. Such bonuses are approved by the shareholders of the Company at a meeting thereof customarily held in June each year. Bonuses so paid are not deductible by the Company for tax purposes and for financial reporting purposes are not reported under selling, general and administrative expenses as a charge against income for the year in which paid. Included in the figure for aggregate compensation set forth above is a total of
(Yen)95 million in bonuses paid to Directors and Statutory Auditors as a group in their capacities as such (excluding bonuses for their services as employees) in respect of the 1998 fiscal year as approved by the Company's Shareholders at the General Meeting of Shareholders held on June 26, 1998.

Retirement Allowance
--------------------

     The Company has a severance payment plan for directors and statutory auditors. The plan provides for lump-sum severance payments based on pertinent rules of the Company. The amount of the provision made for such severance payments, as charged to operating income, for the year ended March 31, 1999 was
(Yen)230 million.

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries
          --------------------------------------------------------------

     On June 29, 1999, the shareholders of the Company authorized the acquisition by the Company of 1,200,000 shares of its common stock, for a total consideration of up to (Yen)1,200 million (US$10 million), through the period ending on the date of the Company's next annual general meeting of shareholders. The Company intends to transfer such treasury shares to Directors and certain employees under agreements granting the Directors or such employees the right to acquire a certain number of the treasury shares at a contractually fixed price. The purchase price will be equal to the amount obtained by multiplying by 1.05 the average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange during the month immediately preceding the month in which the date of grant of the rights occurs; provided that the exercise price shall not be less than the closing price of shares of the Company on the Tokyo Stock Exchange at the date of the grant. According to the agreement, the option price is (Yen)700 per share and the option exercise period is from July 1, 2000 to June 30, 2005.

     The following table sets forth the number of shares of the Company's common stock allocated to each of the Company's directors under the Company's stock option plan.

                         Number of                                    Number of
                         ---------                                    ---------
      Name                shares              Name                      shares
      ----                ------              ----                      ------

Tetsuya Katada            80,000        Satoru Anzaki                     80,000
Masahiro Sakane           70,000        Toshitaka Hagiwara                70,000
Koji Ogaki                60,000        Norimichi Kitagawa                60,000
Toshio Morikawa           20,000        Arlie G. Tucker                   20,000

Item 13.    Interest of Management in Certain Transactions
            ----------------------------------------------
            None

                                    PART II

Item 14.  Description of Securities to be Registered
          ------------------------------------------

          Not applicable.


                                   PART III

Item 15.  Defaults Upon Senior Securities
          -------------------------------

          None

Item 16.  Changes in Securities and Changes in Security for Registered
          ------------------------------------------------------------
          Securities and Use of Proceeds
          ------------------------------

     (a)  Not applicable.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.


                                    PART IV

Item 17.  Financial Statements
          --------------------

          Not applicable.

Item 18.  Financial Statements
          --------------------

          See Consolidated Financial Statements and Schedules attached hereto.

Item 19.  Financial Statements and Exhibits
          ---------------------------------

     (a) See Index to Consolidated Financial Statements and Schedules attached hereto.

     (b)  None.

                              S I G N A T U R E S

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   KOMATSU LTD.
                                             -------------------------
                                                  (Registrant)




                                             By:   /s/ Masaru Fukase
                                                -----------------------
                                                   Masaru Fukase
                                                   Senior Executive Officer


Date:  September 10, 1999

                                 KOMATSU LTD.
                                ==============



                                  CONSOLIDATED
                       FINANCIAL STATEMENTS AND SCHEDULES
                FOR THE YEARS ENDED MARCH 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------



                         PREPARED FOR FILING AS PART OF
                            ANNUAL REPORT (FORM 20-F)
                    TO THE SECURITIES AND EXCHANGE COMMISSION

                               * * * * * * * * * *

                   KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES


                                     INDEX TO
                 CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES



                                                                                    Page in
                                                                                 Shareholders
                                                                                    Report
                                                                               ----------------
      Consolidated Financial Statements and Report of Independent
        Public Accountants Included in the Company's Financial Report
         to Shareholders for the Year Ended March 31, 1999
        Attached Hereto and Incorporated Herein by Reference:

        Consolidated Balance Sheets, March 31, 1999 and 1998.....................  42 and 43

        Consolidated Statements of Income for the
           Years Ended March 31, 1999, 1998 and 1997.............................     44

        Consolidated Statements of Shareholders' Equity for the
           Years Ended March 31, 1999, 1998 and 1997.............................     45

        Consolidated Statements of Cash Flows for the
           Years Ended March 31, 1999, 1998 and 1997.............................     46

        Notes to Consolidated Financial Statements...............................  47 to 67

        Report of Independent Public Accountants.................................     68

                                                                                    Page in
                                                                                 Annual Report
                                                                                  (Form 20-F)
                                                                               ----------------

    Supplemental Information to Conform with Regulation S-X:

        Supplemental Notes to Consolidated Financial Statements
           to Conform with Regulation S-X ................................        A-1 to A-3

        Schedule for the Years Ended March 31, 1999, 1998 and 1997:

           II  -  Valuation and Qualifying Accounts ......................            A-4


           (Note - Schedules other than one listed above are omitted because of the absence of the conditions under which they are required or because the information called for is included in the consolidated financial statements or notes thereto.)


    Report of Independent Public Accountants ..............................        B-1 and B-2

                                Financial Review

Return on Net Sales
(%)

[GRAPHIC]


R&D Expenses as a
Percentage of Net Sales
(%)

[GRAPHIC]


Capital Expenditures
as a Percentage of
Net Sales
(%)

[GRAPHIC]


Sales

Net sales for fiscal 1999, ended March 31, 1999, decreased 3.8% from the previous year, to (yen)1,061,597 million (US$8,997 million at US$1=(yen)118).

      Although sales in Japan dipped 13.5 %, to (yen)523,946 million (US$4,440 million), overseas sales advanced 7.9%, to (yen)537,651 million (US$4,556 million). As a result, the ratio of overseas sales to consolidated net sales for the year rose from 45.1% in the previous year, to 50.6%.

      Domestic demand for construction and mining equipment suffered a setback, owing primarily to the adverse effect of a dwindling market in Japan, while the market in Southeast Asia and the global mining equipment market remained extremely difficult. Despite such an environment, continued globalization of business deployment produced positive results, leading to a substantial sales gain in the United States and Europe. This resulted in an increase of 1.3% in the construction and mining equipment business, to (yen)731,077 million (US$6,196 million).

      In the electronics business, shipment of mass-produced Excimer lasers commenced during the year, while sales of peripheral LAN equipment also remained robust. However, the silicon wafer business was hit by a reduction in global demand and marked declines in product prices, mainly attributable to sluggish semiconductor markets. Demand for polycrystalline silicon as the material for silicon wafers was also lackluster. Fiscal 1999 sales in the electronics business slumped 16.9%, to (yen)86,608 million (US$734 million).

      The civil engineering and construction business also encountered extremely severe market conditions as the private sector remained listless, despite an upturn generated by government stimulus measures. Sales in the civil engineering and construction business plunged 18.8% from the previous year, to (yen)77,020 million (US$653 million).

      In the industrial machinery business, healthy sales of modular transfer presses centered on the demand for investment in equipment by the automotive industry, led by U.S. auto makers. However, sales of small and medium-sized presses and sheet metal forming machines suffered a major decline due to substantially curtailed domestic investments in equipment. As a result, sales of industrial machinery during the year dropped 16.7%, to (yen)42,676 million (US$362 million).

      Elsewhere in other operations, sales of diesel engines, steel castings and logistics services slipped, resulting in an overall sales decrease of 5.8%, to
(yen)124,216 million (US$1,053 million) during the year.

      Overseas sales by region in fiscal 1999 are as follows: sales in the Americas amounted to (yen)272,091 million (US$2,306 million), up 17.9%; sales in Europe advanced 5.2%, to (yen)119,270 million (US$1,011 million); sales in Asia and Oceania dipped 11.6%, to (yen)96,853 million (US$821 million); and sales in the Middle East and Africa rose 11.5%, to (yen)49,437 million (US$419 million).

Earnings

Cost of sales for fiscal 1999 edged down 2.3% from the previous year, to
(yen)807,255 million (US$6,841 million). The ratio of cost of sales to net sales grew 1.1 percentage points, to 76.0%. Selling, general and administrative (SG&A) expenses for the year increased 6.7%, to (yen)250,061 million (US$2,119 million), causing the ratio of SG&A expenses to net sales to increase 2.4 percentage points over the previous year, to 23.6%.

      As a result, operating income (loss) for fiscal 1999 plummeted 90.1% from the previous year, to (yen)4,281 million (US$36 million). Major contributing factors to this erosion include weak silicon wafer prices, one-time expenses resulting from the restructuring of manufacturing operations and a substantial operating loss incurred in the civil engineering and construction business.

      Net interest and other income and expenses in fiscal 1999 generated a loss of (yen)13,885 million (US$118 million), compared with a loss of (yen)2,846 million in fiscal 1998. This loss includes a large write-down due to the devaluation of domestic marketable and investment securities, precipitated by

Current Ratio
(%)

[GRAPHIC]


Shareholders'
Equity Ratio
(%)

[GRAPHIC]


the weak stock market and economy in Japan. As a result, income (loss) before income taxes, minority interests and equity in earnings shrank in fiscal 1999, resulting in a net loss of (yen)9,604 million (US$81 million), compared with income of (yen)40,252 in the previous year. The percentage of income (loss) before income taxes, minority interests and equity in earnings to net sales declined 4.5 percentage points, to minus 0.9%.

      Fiscal 1999 equity in earnings (losses) of affiliated companies fell to a loss of (yen)7,575 million (US$64 million), from a gain of (yen)763 million in the previous year. The decline was primarily derived from one-time expenses resulting from the restructuring of the operating base of Applied Komatsu Technology, Inc., a manufacturer of liquid crystal display (LCD) panel manufacturing equipment.

      As a result, and for the first time, the Company experienced a net loss in fiscal 1999 of (yen)12,378 million (US$105 million).

      On a per share basis, net loss amounted to (yen)12.77 (US10.82(cent)). Dividend per share was reduced by (yen)1.00, to (yen)7.00 (US5.93(cent)) for the year.

Liquidity and Capital Resources

Working capital in fiscal 1999 increased 20.7% from the previous year, to
(yen)256,039 million (US$2,170 million), owing primarily to reduced short-term debt.

      The current ratio for fiscal 1999 increased 12.7 percentage points from the previous year, to 142.1%. The current ratio for fiscal 1998 was down 3.5 percentage points from the previous year.

      Capital expenditures in fiscal 1999 decreased 6.6%, to (yen)114,874 million (US$974 million). This amount was mainly used for investments in the electronics business and renovation of manufacturing facilities. In contrast, capital expenditures in fiscal 1998 increased 74.2% over the previous year. Commitments for capital expenditures outstanding as of March 31, 1999, totaled
(yen)2,123 million (US$18 million), which were significantly lower than in the previous year.

      R&D expenses for fiscal 1999 rose 3.8% over the previous year, to
(yen)45,712 million (US$387 million), mainly due to the development of new products, accounting for 4.3% of net sales. Fiscal 1999 expenses for advertising and public relations activities jumped 18.9%, to (yen)5,579 million (US$47 million), or 0.5% of net sales.

Financial Condition

Although certain Komatsu companies sold and securitized their accounts receivable during the year, cash and cash equivalents for fiscal 1999 amounted to (yen)87,301 million (US$740 million), a decrease of (yen)21,961 million from the previous year. Net cash provided by operating activities was (yen)34,346 million (US$291 million) in fiscal 1999, a decline of (yen)33,100 million from the previous year. Net cash used in investing activities in fiscal 1999 totaled
(yen)64,003 million (US$542 million), while that used in fiscal 1998 was
(yen)88,285 million. Net cash provided by financing activities reached
(yen)6,614 million (US$56 million) in fiscal 1999, a plunge of (yen)35,781 million from the previous year.

Market Risk Exposure

The companies are exposed to market risk primarily from changes in foreign currency exchange rates and interest rates with respect to international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, the companies enter into various hedging transactions pursuant to their policies and procedures. The companies do not hold or issue derivative financial instruments for non-hedging or speculation purposes.

      The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. However, because of the counterparties' high credit ratings, none are expected to fail to meet their obligations.

Foreign Exchange Risk

To reduce foreign exchange risks against foreign currency denominated assets and liabilities, the companies execute forward exchange contracts in a range of 50% to 100% based on their projection for use of time deposits in foreign currencies. Furthermore, to reduce foreign exchange risks in relation to medium-term and long-term foreign currency denominated assets and liabilities and to fix related costs, the companies have executed such forwards for part of their bonds and loans.

      The following table provides information concerning derivative financial instruments of the companies in relation to foreign currency exchange transactions existing as of March 31, 1999, which are translated into yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 1999.

                                                                                                     Millions of yen
                                                                                  (except average contractual rates)
                                          --------------------------------------------------------------------------
Forwards to sell foreign currencies:          US$/Yen        DM/GBP      DM/BFr     EUR/Yen      Others        Total
--------------------------------------------------------------------------------------------------------------------
Contract amounts                          (yen)19,370   (yen)11,922  (yen)6,754  (yen)3,442  (yen)9,175  (yen)50,663
Average contractual rates                      115.32          0.36       20.63      129.47
====================================================================================================================

Forwards to buy foreign currencies:            Yen/A$        DM/GBP      DM/FFr      US$/A$      Others        Total
--------------------------------------------------------------------------------------------------------------------
Contract amounts                          (yen) 3,395   (yen) 3,104  (yen)1,801  (yen)1,145  (yen)1,134  (yen)10,579
Average contractual rates                        0.01          0.36        3.35        1.57
====================================================================================================================

                                                                                           Thousands of U.S. dollars
                                          --------------------------------------------------------------------------
Forwards to sell foreign currencies:          US$/Yen        DM/GBP      DM/BFr     EUR/Yen      Others        Total
--------------------------------------------------------------------------------------------------------------------
Contract amounts                             $164,153      $101,034     $57,237     $29,169     $77,754     $429,347
====================================================================================================================

Forwards to buy foreign currencies:            Yen/A$        DM/GBP      DM/FFr      US$/A$      Others        Total
--------------------------------------------------------------------------------------------------------------------
Contract amounts                              $28,771       $26,305     $15,263      $9,703      $9,611      $89,653
====================================================================================================================

Interest Rate Risk

To reduce risks and hedge the cash flow, the companies engage in interest rate swaps and cap option transactions for payment of certain floating rate liabilities.

      The tables on the following page provide information concerning derivatives and other financial instruments of the companies that are sensitive to changes in interest rates, mainly including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate and cross-currency swaps, the tables on the following page present notional amounts and weighted average receive and pay interest rates. As of March 31, 1999, the notional amount and its average strike rate of interest cap transactions are (yen)58,217 million ($493,364 thousand) and 6.30%, respectively.

Long-term debt (including due within one year)                          Millions of yen
---------------------------------------------------------------------------------------
                                                               Expected maturity date
                                  Average                    --------------------------
                               interest rate      Total          2000           2001
---------------------------------------------------------------------------------------
U.S. dollar bonds                   7.37%     (yen) 25,694   (yen) 3,942    (yen)    --
Japanese yen convertible
  debentures/debentured bonds       1.86%           60,741            --             --
Euro medium-term notes              1.30%           82,984        11,424         43,107
Loans, principally from banks       3.72%          160,436        22,239         21,089
---------------------------------------------------------------------------------------
    Total                                     (yen)329,855   (yen)37,605    (yen)64,196
=======================================================================================

Long-term debt (including due within one year)                          Millions of yen
---------------------------------------------------------------------------------------
                                                Expected maturity date
                               --------------------------------------------------------
                                   2002           2003           2004       Thereafter
---------------------------------------------------------------------------------------
U.S. dollar bonds              (yen)    --    (yen)    --    (yen)13,537   (yen)  8,215
Japanese yen convertible
  debentures/debentured bonds           --             --         25,741         35,000
Euro medium-term notes              14,059          3,153          2,355          8,886
Loans, principally from banks       18,660         15,561         29,596         53,291
---------------------------------------------------------------------------------------
    Total                      (yen)32,719    (yen)18,714    (yen)71,229   (yen)105,392
=======================================================================================

Interest rate and cross-currency swaps                                            Millions of yen
-------------------------------------------------------------------------------------------------
                                  Average interest rate                   Expected maturity date
                                  ---------------------                  ------------------------
                                      Receive     Pay         Total          2000         2001
-------------------------------------------------------------------------------------------------
Japanese yen interest rate swap        2.21%     2.68%    (yen)  7,288   (yen) 2,139  (yen)   306
U.S. dollar interest rate swap         5.23%     5.47%          58,417         6,368        3,305
Australia dollar interest rate swap    8.28%     4.74%           2,270           757        1,513
Japanese yen cross-currency swap       5.82%     5.01%           2,200            --           --
U.S. dollar cross-currency swap        1.50%     5.52%          96,061        26,723       43,106
-------------------------------------------------------------------------------------------------
    Total                                                 (yen)166,236   (yen)35,987  (yen)48,230
=================================================================================================

Interest rate and cross-currency swaps                                        Millions of yen
---------------------------------------------------------------------------------------------
                                                        Expected maturity date
                                         ----------------------------------------------------
                                             2002          2003         2004       Thereafter
---------------------------------------------------------------------------------------------
Japanese yen interest rate swap          (yen) 1,006   (yen) 2,306   (yen)  366   (yen) 1,165
U.S. dollar interest rate swap                13,043        34,731           --           970
Australia dollar interest rate swap               --            --           --            --
Japanese yen cross-currency swap                  --            --        2,000           200
U.S. dollar cross-currency swap               12,765         3,153        1,428         8,886
---------------------------------------------------------------------------------------------
    Total                                (yen)26,814   (yen)40,190   (yen)3,794   (yen)11,221
=============================================================================================

Long-term debt (including due within one year)                                                             Thousands of U.S. dollars
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          Expected maturity date
                                            Average                  ---------------------------------------------------------------
                                         interest rate     Total       2000       2001       2002       2003       2004   Thereafter
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollar bonds                             7.37%     $  217,746   $ 33,407   $     --   $     --   $     --   $114,720   $ 69,619
Japanese yen convertible debentures/
  debentured bonds                            1.86%        514,754         --         --         --         --    218,144    296,610
Euro medium-term notes                        1.30%        703,254     96,814    365,314    119,144     26,720     19,958     75,304
Loans, principally from banks                 3.72%      1,359,627    188,465    178,720    158,136    131,873    250,814    451,619
------------------------------------------------------------------------------------------------------------------------------------
    Total                                               $2,795,381   $318,686   $544,034   $277,280   $158,593   $603,636   $893,152
====================================================================================================================================

Interest rate and cross-currency swaps                                                                     Thousands of U.S. dollars
------------------------------------------------------------------------------------------------------------------------------------
                                  Average interest rate                                   Expected maturity date
                                  ---------------------              ---------------------------------------------------------------
                                     Receive     Pay      Total        2000       2001       2002       2003       2004   Thereafter
------------------------------------------------------------------------------------------------------------------------------------
Japanese yen interest rate swap        2.21%    2.68%   $   61,763   $ 18,127   $  2,593   $  8,525   $ 19,542   $  3,102   $  9,874
U.S. dollar interest rate swap         5.23%    5.47%      495,059     53,966     28,008    110,534    294,331         --      8,220
Australia dollar interest rate swap    8.28%    4.74%       19,237      6,415     12,822         --         --         --         --
Japanese yen cross-currency swap       5.82%    5.01%       18,644         --         --         --         --     16,949      1,695
U.S. dollar cross-currency swap        1.50%    5.52%      814,077    226,466    365,305    108,178     26,721     12,102     75,305
------------------------------------------------------------------------------------------------------------------------------------
    Total                                               $1,408,780   $304,974   $408,728   $227,237   $340,594   $ 32,153   $ 95,094
====================================================================================================================================

Southeast Asian Economic Crisis

During the year under review, the countries of Southeast Asia continued to be affected by the instability of their currencies and interest rates. Komatsu Ltd. has sales and manufacturing affiliates and subsidiaries in the region. While these companies experienced adverse effects in production and sales as the direct result of reduced market demand, such effects were not significant enough to affect the consolidated business results of the companies.

Euro Conversion

On January 1, 1999, 11 of 15 member countries of the European Union established fixed conversion rates between their existing currencies (the "legacy currencies") and adopted the euro as their new common currency. The euro trades on currency exchanges and the legacy currencies remain legal tender in the participating countries for a transition period until January 1, 2002. Beginning on January 1, 2002, euro denominated bills and coins will be issued and legacy currencies will be withdrawn from circulation.

      The introduction of the euro has increased the pace of price harmonization throughout Europe. Komatsu is analyzing all aspects of its pricing strategy to minimize any potential risk of this pricing harmonization.

      The introduction of the euro reduces the amount of Komatsu's exposure to changes in multiple foreign exchange rates, owing to the net effect of having assets and liabilities denominated in a single currency as opposed to the various legacy currencies.

      Komatsu believes that the euro conversion will not have an adverse material impact on its financial position or results of operations.

Year 2000 Readiness Disclosure

Management Commitment

Komatsu has been addressing the Y2K issue as one of the most important management tasks to assure continuation of the Quality and Reliability of its management. We instituted a Companywide program in late 1996. As leader of the worldwide Komatsu Group, Komatsu has also been supporting its Group companies and suppliers in their efforts to deal with the issue.

Progress

The Information Systems Division at Tokyo Head Office, charged with managing Komatsu's Groupwide response to the Y2K issue and all related progress, initiated an investigation into the problem in late 1996. The results have been reported to the management every two months.

      The first phase of the program, which began in April 1997 in collaboration with Komatsu Soft Ltd., involved evaluation and remediation of systems in Japan relating to core functions of the Company, such as production, sales and services, and finance and accounting. This phase was essentially completed in March 1998. Action taken to evaluate and remedy other systems was completed in June 1999.

      Meantime, Komatsu companies in Europe, the United States and Brazil have been replacing their local systems with new enterprise resource planning (ERP) software as part of Komatsu's global information technology (IT) strategy. In the process, they have completed countermeasures to the Y2K issue.

      Komatsu is preparing to run comprehensive tests in August 1999 to verify whether the systems referred to above will function normally around and after December 31, 1999. Komatsu recognizes the risk that external computers of third parties such as suppliers and financial institutions connected to Komatsu systems may fail to adequately address Y2K issues, and is therefore monitoring the Y2K activities of the companies responsible for such external computers.

      As for the microcomputers and software programs installed in Komatsu's plants or equipment, the Company has undertaken the upgrading of these microcomputers and built-in software programs. This process is near completion and to date, no major problems have been found.

Products

Komatsu has completed its evaluation of the vulnerability of the microcomputers and software programs incorporated into its products, and has found virtually all products to be free of any Y2K-related problem. Certain relatively minor problems, such as failure to display dates accurately, have been detected; however, the problems discovered to date appear to have no serious impact on the quality and performance of the products involved. With respect to such problems, the Sales Division is taking appropriate action, including providing precautionary information to customers.

      Komatsu has been disclosing Y2K-related information on its web site and relevant individual departments have been responding swiftly to customer inquiries.

Expenditure and Manpower

For its Y2K project, Komatsu projects a total expenditure of (yen)6.0 billion (US$51 million), consisting of (yen)5.5 billion (US$47 million) by the end of March 1999 and an additional (yen)500 million (US$4 million) by the end of March 2000. The Company does not expect this expenditure to have material impact on its future business performance or cash flows.

      As of April 1997, Komatsu had exhaustively tested some 36,000 programs that had been used in the previous 16 months to isolate and modify areas that could cause problems for operations in Japan. Although Komatsu and Komatsu Soft developed and ran original software for this testing process, each program was also tested individually by staff to ensure all discernable and potential problems were completely resolved. During the most intensive period of testing from July 1997 to March 1998, more than 250 employees worked around the clock in two shifts.

Crisis Management

In February 1999, Komatsu established the Y2K Crisis Management Committee specifically to respond to every contingency for Y2K issues. This committee is drawing up a Crisis Management Plan, to be completed by the end of July 1999 to enhance Komatsu's organizational ability to react quickly and efficiently to every eventuality.

The above statement concerning the Year 2000 Readiness Disclosure does not constitute a statement of warranty and may not be interpreted to expand any warranty provided with any Komatsu product.

                                Ten-Year Summary

                   Komatsu Ltd. and Consolidated Subsidiaries

                                                                                                                   Millions of yen
                                                                                                        (except per share amounts)
                                                          ------------------------------------------------------------------------

                                                                                     Years ended March 31
----------------------------------------------------------------------------------------------------------------------------------
                                                                1999                1998               1997               1996
----------------------------------------------------------------------------------------------------------------------------------
For the fiscal period
Net sales                                                 (yen)1,061,597      (yen)1,104,077     (yen)1,098,916     (yen)  999,327
Cost of sales                                                    807,255             826,627            827,665            763,045
Income (loss) before income taxes, minority interests,
   equity in earnings and cumulative effect of
   accounting changes                                             (9,604)             40,252             45,769             32,431
Net income (loss)                                                (12,378)             19,241             18,160             14,291
      As percentage of sales                                        (1.2%)               1.7%               1.7%               1.4%
Net income (loss) per share--Basic                        (yen)    (12.8)     (yen)     19.6     (yen)     18.3     (yen)     14.2
Cash dividends paid                                                7,751               7,872              7,992              8,031
Cash dividends per share                                             7.0                 8.0                8.0                8.0
Capital expenditures                                             114,874             123,026             70,604             47,499
----------------------------------------------------------------------------------------------------------------------------------

At fiscal period-end
Total assets                                              (yen)1,524,600      (yen)1,561,662     (yen)1,512,730     (yen)1,593,003
Working capital                                                  256,039             212,096            228,404            260,296
Property, plant and equipment                                    440,706             393,603            299,098            264,842
Long-term debt--Less current maturities                          292,250             196,898            163,590            140,208
Shareholders' equity                                             495,643             524,201            541,933            606,444
      As percentage of total assets                                 32.5%               33.6%              35.8%              38.1%
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                               Yen per U.S. dollar
                                                                ------------------------------------------------------------------
                                                                  1999                1998               1997               1996
----------------------------------------------------------------------------------------------------------------------------------
Other information
Exchange rate into U.S. dollars
   (per the Federal Reserve Bank of New York):
      At fiscal period-end                                      (yen)118            (yen)133           (yen)124           (yen)107
      Average for the fiscal period                                  128                 124                113                 96
      Range:
         High                                                        145                 133                124                107
         Low                                                         113                 115                105                 84
----------------------------------------------------------------------------------------------------------------------------------

1 Net income in 1994 includes the cumulative effect of accounting changes for postretirement benefits other than pensions and income taxes.
2 Total assets and shareholders' equity after 1995 include the effect of adopting SFAS No. 115.
3 In fiscal 1994, Komatsu America International Company, formerly Komatsu Dresser Company, was consolidated.

                                                                                         Millions of yen
                                                                              (except per share amounts)
--------------------------------------------------------------------------------------------------------

                                                                      Years ended March 31
--------------------------------------------------------------------------------------------------------
                                                             1995             1994              1993
--------------------------------------------------------------------------------------------------------
For the fiscal period
Net sales                                               (yen)  918,910   (yen)  845,853   (yen)  869,928
Cost of sales                                                  702,416          649,512          662,408
Income (loss) before income taxes, minority interests,
   equity in earnings and cumulative effect of
   accounting changes                                           24,482           13,933           30,757
Net income (loss)                                               10,225            1,303            3,037
      As percentage of sales                                       1.1%             0.2%             0.3%
Net income (loss) per share--Basic                      (yen)     10.2   (yen)      1.3   (yen)      3.0
Cash dividends paid                                              8,028            8,022            8,019
Cash dividends per share                                           8.0              8.0              8.0
Capital expenditures                                            41,492           30,032           47,156
--------------------------------------------------------------------------------------------------------

At fiscal period-end
Total assets                                            (yen)1,541,972   (yen)1,375,966   (yen)1,323,960
Working capital                                                254,992          221,274          249,419
Property, plant and equipment                                  257,219          260,720          260,999
Long-term debt--Less current maturities                        140,550          142,578          207,027
Shareholders' equity                                           575,534          505,871          516,409
      As percentage of total assets                               37.3%            36.8%            39.0%
--------------------------------------------------------------------------------------------------------

                                                                                         Millions of yen
                                                                              (except per share amounts)
--------------------------------------------------------------------------------------------------------

                                                                      Years ended March 31
--------------------------------------------------------------------------------------------------------
                                                             1992             1991              1990
--------------------------------------------------------------------------------------------------------
For the fiscal period
Net sales                                               (yen)  919,753   (yen)  988,897   (yen)  887,108
Cost of sales                                                  689,039          718,714          657,554
Income (loss) before income taxes, minority interests,
   equity in earnings and cumulative effect of
   accounting changes                                           41,911           85,015           60,272
Net income (loss)                                               10,898           31,258           27,282
      As percentage of sales                                       1.2%             3.2%             3.1%
Net income (loss) per share--Basic                      (yen)     10.8   (yen)     30.5   (yen)     26.6
Cash dividends paid                                              8,017            7,960            7,557
Cash dividends per share                                           8.0              8.0              7.8
Capital expenditures                                            73,771           75,700           45,263
--------------------------------------------------------------------------------------------------------

At fiscal period-end
Total assets                                            (yen)1,452,818   (yen)1,319,189   (yen)1,230,636
Working capital                                                230,751          340,614          299,324
Property, plant and equipment                                  261,211          217,896          178,494
Long-term debt--Less current maturities                        222,088          171,899          109,900
Shareholders' equity                                           523,387          524,790          490,596
      As percentage of total assets                               36.0%            39.8%            39.9%
--------------------------------------------------------------------------------------------------------

                                                                                                          Yen per U.S. dollar
-----------------------------------------------------------------------------------------------------------------------------
                                                     1995         1994         1993          1992         1991         1990
-----------------------------------------------------------------------------------------------------------------------------
Other information
Exchange rate into U.S. dollars
   (per the Federal Reserve Bank of New York):
      At fiscal period-end                         (yen) 87     (yen)102     (yen)115      (yen)133     (yen)141     (yen)158
      Average for the fiscal period                      99          107          124           133          141          143
      Range:
         High                                           105          114          135           142          160          159
         Low                                             87          101          115           123          125          131
-----------------------------------------------------------------------------------------------------------------------------

                           Consolidated Balance Sheets

                   Komatsu Ltd. and Consolidated Subsidiaries
                             March 31, 1999 and 1998

                                                                                                                   Thousands of
                                                                                                                   U.S. dollars
                                                                                         Millions of yen               (Note 1)
                                                                     -----------------------------------        ---------------
Assets                                                                      1999                 1998                    1999
--------------------------------------------------------------------------------------------------------        ---------------
Current assets
Cash and cash equivalents (Note 1)                                   (yen)   87,301       (yen)  109,262            $   739,839
Time deposits (Note 8)                                                          844               16,064                  7,153
Marketable securities (Notes 1, 5 and 19)                                    54,434               74,623                461,305
Trade notes and accounts receivable, less allowance
   for doubtful receivables of (yen)12,535 million
   ($106,229 thousand) in 1999 and (yen)11,644 million
   in 1998 (Notes 3 and 8)                                                  374,157              422,633              3,170,822
Inventories (Notes 1 and 4)                                                 244,868              216,567              2,075,153
Deferred income taxes and other current assets (Notes 1 and 13)             101,944               93,802                863,931
--------------------------------------------------------------------------------------------------------        ---------------
Total current assets                                                        863,548              932,951              7,318,203
--------------------------------------------------------------------------------------------------------        ---------------

Investments
Investments in and advances to affiliated companies (Notes 1 and 6)          31,516               42,514                267,085
Investment securities (Notes 1, 5 and 19)                                    88,447               99,115                749,551
Other                                                                         6,612               10,995                 56,033
--------------------------------------------------------------------------------------------------------        ---------------
Total investments                                                           126,575              152,624              1,072,669
--------------------------------------------------------------------------------------------------------        ---------------

Land and buildings held for sale--At the lower of
   cost or market (including projects in progress)                           18,720               20,633                158,644
--------------------------------------------------------------------------------------------------------        ---------------

Property, plant and equipment--Less accumulated
   depreciation (Notes 1, 7 and 8)                                          440,706              393,603              3,734,797
--------------------------------------------------------------------------------------------------------        ---------------

Deferred income taxes (Notes 1 and 13)                                       20,207               12,989                171,246
--------------------------------------------------------------------------------------------------------        ---------------

Other assets (Note 10)                                                       54,844               48,862                464,780
--------------------------------------------------------------------------------------------------------        ---------------
                                                                     (yen)1,524,600       (yen)1,561,662            $12,920,339
========================================================================================================        ===============

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                                                                                                                   Thousands of
                                                                                                                   U.S. dollars
                                                                                         Millions of yen               (Note 1)
--------------------------------------------------------------------------------------------------------        ---------------
Liabilities and Shareholders' Equity                                        1999                 1998                    1999
--------------------------------------------------------------------------------------------------------        ---------------
Current liabilities
Short-term debt (Notes 8 and 9)                                      (yen)  235,384       (yen)  309,133            $ 1,994,780
Current maturities of long-term debt (Notes 8, 9 and 19)                     37,605               55,769                318,686
Trade notes and accounts payable                                            193,167              220,654              1,637,008
Income taxes payable (Note 13)                                               15,007                9,059                127,178
Deferred income taxes and other current liabilities (Notes 1 and 13)        126,346              126,240              1,070,729
--------------------------------------------------------------------------------------------------------        ---------------
Total current liabilities                                                   607,509              720,855              5,148,381
--------------------------------------------------------------------------------------------------------        ---------------

Long-term debt (Notes 8, 9 and 19)                                          292,250              196,898              2,476,695
--------------------------------------------------------------------------------------------------------        ---------------

Liability for postretirement benefits (Notes 1 and 10)                       78,551               80,294                665,686
--------------------------------------------------------------------------------------------------------        ---------------

Deferred income taxes (Notes 1 and 13)                                       17,052               14,189                144,510
--------------------------------------------------------------------------------------------------------        ---------------

Minority interests                                                           33,595               25,225                284,703
--------------------------------------------------------------------------------------------------------        ---------------

Commitments and contingent liabilities (Note 17)


Shareholders' equity (Notes 1 and 11)
Common stock, (yen)50 par value--
   Authorized, 3,965,000,000 shares in 1999 and 3,965,921,000 shares in 1998;
   Issued and outstanding, 968,921,701 shares in 1999 and
   969,842,701 shares in 1998                                                68,370               68,416                579,407
Capital surplus                                                             117,083              116,981                992,229
Retained earnings:
   Appropriated for legal reserve                                            20,200               19,921                171,186
   Unappropriated                                                           298,122              319,054              2,526,457
Accumulated other comprehensive income (loss) (Notes 1, 5, 10 and 12)        (7,436)                (171)               (63,017)
Treasury stock at cost, 1,000,000 shares in 1999                               (696)                  --                 (5,898)
--------------------------------------------------------------------------------------------------------        ---------------
Total shareholders' equity                                                  495,643              524,201              4,200,364
--------------------------------------------------------------------------------------------------------        ---------------
                                                                     (yen)1,524,600       (yen)1,561,662            $12,920,339
========================================================================================================        ===============

                        Consolidated Statements of Income

                   Komatsu Ltd. and Consolidated Subsidiaries
                    Years ended March 31, 1999, 1998 and 1997

                                                                                                                Thousands of
                                                                                                                U.S. dollars
                                                                                               Millions of yen       (Note 1)
--------------------------------------------------------------------------------------------------------------  ------------
                                                                1999              1998               1997            1999
--------------------------------------------------------------------------------------------------------------  ------------
Revenues
Net sales                                                 (yen)1,061,597     (yen)1,104,077     (yen)1,098,916    $8,996,585
Interest and other income                                         25,655             24,319             18,919       217,415
--------------------------------------------------------------------------------------------------------------  ------------
Total                                                          1,087,252          1,128,396          1,117,835     9,214,000
--------------------------------------------------------------------------------------------------------------  ------------

Costs and expenses (Notes 14 and 15)
Cost of sales                                                    807,255            826,627            827,665     6,841,144
Selling, general and administrative                              250,061            234,352            221,348     2,119,161
Interest                                                          21,219             17,138             17,584       179,822
Other                                                             18,321             10,027              5,469       155,263
--------------------------------------------------------------------------------------------------------------  ------------
Total                                                          1,096,856          1,088,144          1,072,066     9,295,390
--------------------------------------------------------------------------------------------------------------  ------------

Income (loss) before income taxes, minority interests
   and equity in earnings                                         (9,604)            40,252             45,769       (81,390)
--------------------------------------------------------------------------------------------------------------  ------------

Income taxes (Notes 1 and 13)
Current                                                           19,083             21,436             24,957       161,720
Deferred                                                         (17,022)              (595)               605      (144,254)
--------------------------------------------------------------------------------------------------------------  ------------
Total                                                              2,061             20,841             25,562        17,466
--------------------------------------------------------------------------------------------------------------  ------------

Income (loss) before minority interests and equity
   in earnings                                                   (11,665)            19,411             20,207       (98,856)

Minority interests in income (loss) of consolidated
   subsidiaries                                                    6,862               (933)              (995)       58,153

Equity in earnings (losses) of affiliated companies               (7,575)               763             (1,052)      (64,195)
--------------------------------------------------------------------------------------------------------------  ------------

Net income (loss)                                         (yen)  (12,378)    (yen)   19,241     (yen)   18,160    $ (104,898)
==============================================================================================================  ============

                                                                                                           Yen    U.S. cents
--------------------------------------------------------------------------------------------------------------  ------------
Net income (loss) per share (Notes 1 and 16):
   Basic                                                     (yen)(12.77)        (yen)19.60         (yen)18.26         (10.8)(cent)
   Diluted                                                   (yen)(12.77)        (yen)19.32         (yen)18.02         (10.8)(cent)
Dividends per share (Note 1)                                 (yen)  7.00         (yen) 8.00         (yen) 8.00           5.9(cent)
==============================================================================================================  ============

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                 Consolidated Statements of Shareholders' Equity

                   Komatsu Ltd. and Consolidated Subsidiaries
                    Years ended March 31, 1999, 1998 and 1997

                                                                                                              Thousands of
                                                                                                              U.S. dollars
                                                                                          Millions of yen         (Note 1)
                                                               ------------------------------------------   --------------
                                                                   1999           1998           1997              1999
---------------------------------------------------------------------------------------------------------   --------------
Common stock
Balance, beginning of year                                     (yen) 68,416   (yen) 69,120   (yen) 70,120       $  579,797
Purchase and retirement of common stock:
   921,000 shares in 1999, 14,079,000 shares in 1998
   and 20,000,000 shares in 1997                                        (46)          (704)        (1,000)            (390)
---------------------------------------------------------------------------------------------------------   --------------
Balance, end of year                                           (yen) 68,370   (yen) 68,416   (yen) 69,120       $  579,407
=========================================================================================================   ==============

Capital surplus
Balance, beginning of year                                     (yen)116,981   (yen)116,981   (yen)116,981       $  991,365
Sales of treasury stock held by a subsidiary                            102             --             --              864
---------------------------------------------------------------------------------------------------------   --------------
Balance, end of year                                           (yen)117,083   (yen)116,981   (yen)116,981       $  992,229
=========================================================================================================   ==============

Retained earnings
Appropriated for legal reserve
Balance, beginning of year                                     (yen) 19,921   (yen) 19,846   (yen) 19,761       $  168,822
Transfer from unappropriated retained earnings                          279             75             85            2,364
---------------------------------------------------------------------------------------------------------   --------------
Balance, end of year                                           (yen) 20,200   (yen) 19,921   (yen) 19,846       $  171,186
=========================================================================================================   ==============

Unappropriated retained earnings
Balance, beginning of year                                     (yen)319,054   (yen)316,259   (yen)324,494       $2,703,846
Net income (loss)                                                   (12,378)        19,241         18,160         (104,898)
Cash dividends paid                                                  (7,751)        (7,872)        (7,992)         (65,686)
Transfer to retained earnings appropriated for legal reserve           (279)           (75)           (85)          (2,364)
Purchase and retirement of common stock                                (524)        (8,499)       (18,318)          (4,441)
---------------------------------------------------------------------------------------------------------   --------------
Balance, end of year                                           (yen)298,122   (yen)319,054   (yen)316,259       $2,526,457
=========================================================================================================   ==============

Accumulated other comprehensive income (loss)
Balance, beginning of year                                     (yen)   (171)  (yen) 19,727   (yen) 75,088       $   (1,449)
Other comprehensive income (loss) for the year, net of tax           (7,265)       (19,898)       (55,361)         (61,568)
---------------------------------------------------------------------------------------------------------   --------------
Balance, end of year                                           (yen) (7,436)  (yen)   (171)  (yen) 19,727       $  (63,017)
=========================================================================================================   ==============

Treasury stock
Balance, beginning of year                                     (yen)     --   (yen)     --   (yen)     --       $       --
Purchase of treasury stock                                           (1,175)            --             --           (9,957)
Sales of treasury stock held by a subsidiary                            479             --             --            4,059
---------------------------------------------------------------------------------------------------------   --------------
Balance, end of year                                           (yen)   (696)  (yen)     --   (yen)     --       $   (5,898)
=========================================================================================================   ==============
Total shareholders' equity                                     (yen)495,643   (yen)524,201   (yen)541,933       $4,200,364
=========================================================================================================   ==============

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                                                                                                Thousands of
                                                                                                                U.S. dollars
                                                                                           Millions of yen          (Note 1)
                                                              --------------------------------------------   ---------------
                                                                  1999             1998           1997                1999
----------------------------------------------------------------------------------------------------------   ---------------
Disclosure of comprehensive income (loss)
Net income (loss) for the year                                (yen)(12,378)    (yen)19,241    (yen) 18,160         $(104,898)
Other comprehensive income (loss) for the year, net of tax          (7,265)        (19,898)        (55,361)          (61,568)
----------------------------------------------------------------------------------------------------------   ---------------
Comprehensive income (loss) for the year                      (yen)(19,643)    (yen)  (657)   (yen)(37,201)        $(166,466)
==========================================================================================================   ===============

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                      Consolidated Statements of Cash Flows

                   Komatsu Ltd. and Consolidated Subsidiaries
                    Years ended March 31, 1999, 1998 and 1997

                                                                                                                     Thousands of
                                                                                                                     U.S. dollars
                                                                                            Millions of yen              (Note 1)
                                                               --------------------------------------------     -----------------
                                                                    1999            1998            1997                  1999
-----------------------------------------------------------------------------------------------------------     -----------------
Operating activities
Net income (loss)                                              (yen)(12,378)   (yen) 19,241     (yen)18,160            $ (104,898)
Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
      Depreciation and amortization                                  55,376          49,410          46,572               469,288
      Provision (reversal) for deferred income taxes                (17,022)           (595)            605              (144,254)
      Net loss (gain) from marketable securities
         and investments                                              4,679          (8,285)         (1,847)               39,652
      Gain on sale of minority interest in subsidiaries                  --          (5,556)             --                    --
      Provision (reversal) for postretirement benefits, net          (9,282)           (725)          2,209               (78,661)
Changes in assets and liabilities:
      Decrease (increase) in trade receivables                       60,293          60,424         (13,159)              510,958
      Decrease (increase) in inventories                             (2,803)         (9,970)          4,874               (23,754)
      Increase (decrease) in trade payables                         (47,541)        (24,612)          5,811              (402,890)
      Increase (decrease) in income taxes payable                     5,304          (8,972)          3,031                44,949
Other, net                                                           (2,280)         (2,914)          1,663               (19,322)
-----------------------------------------------------------------------------------------------------------     -----------------
Net cash provided by operating activities                            34,346          67,446          67,919               291,068
-----------------------------------------------------------------------------------------------------------     -----------------

Investing activities
Capital expenditures                                               (114,874)       (123,026)        (70,604)             (973,508)
Proceeds from sales of property                                      14,069           7,178           6,812               119,229
Proceeds from sales of marketable securities and investments         50,929          70,584          73,374               431,602
Purchases of marketable securities and investments                  (25,062)        (27,362)        (49,294)             (212,390)
Proceeds from sale of minority interest                                  --          13,065              --                    --
Collection of loan receivables                                       13,441          10,162          12,150               113,907
Disbursement of loan receivables                                    (17,731)        (27,913)        (18,416)             (150,263)
Decrease (increase) in time deposits                                 15,225         (10,973)         31,107               129,025
-----------------------------------------------------------------------------------------------------------     -----------------
Net cash used in investing activities                               (64,003)        (88,285)        (14,871)             (542,398)
-----------------------------------------------------------------------------------------------------------     -----------------

Financing activities
Proceeds from long-term debt                                        140,708          78,859          49,020             1,192,441
Repayments on long-term debt                                        (47,638)        (35,192)        (28,880)             (403,712)
Increase (decrease) in short-term debt                              (77,690)         15,803         (40,020)             (658,390)
Sales (Repurchase) of common stock, net                              (1,015)         (9,203)        (19,318)               (8,602)
Dividends paid                                                       (7,751)         (7,872)         (7,992)              (65,686)
-----------------------------------------------------------------------------------------------------------     -----------------
Net cash provided by (used in) financing activities                   6,614          42,395         (47,190)               56,051
-----------------------------------------------------------------------------------------------------------     -----------------
Effect of exchange rate change on cash and cash equivalents           1,082            (121)           (584)                9,169
-----------------------------------------------------------------------------------------------------------     -----------------
Net increase (decrease) in cash and cash equivalents                (21,961)         21,435           5,274              (186,110)
Cash and cash equivalents, beginning of year                        109,262          87,827          82,553               925,949
-----------------------------------------------------------------------------------------------------------     -----------------
Cash and cash equivalents, end of year                         (yen) 87,301    (yen)109,262     (yen)87,827            $  739,839
===========================================================================================================     =================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                   Notes to Consolidated Financial Statements

                   Komatsu Ltd. and Consolidated Subsidiaries

--------------------------------------------------------------------------------

1. Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies

Description of Business

Komatsu Ltd. ("the Company") and consolidated subsidiaries (together "the companies") manufacture and market primarily heavy equipment, consisting of various types of construction and mining equipment and industrial machinery throughout the world, and also engage in electronics, civil engineering and construction, and other activities.

      The consolidated net sales of the Company and consolidated subsidiaries for the year ended March 31, 1999, consisted of the following:

      Construction and mining equipment--68.9%, Electronics--8.2%, Civil engineering and construction--7.2%, Industrial machinery--4.0%, Others--11.7%.

      Sales are made principally under the Komatsu brand name, and are almost entirely through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales in 1999, 50.6% were generated outside Japan, with 25.6% in America, 11.2% in Europe, 9.1% in Asia (excluding Japan) and Oceania, and 4.7% in the Middle East and Africa.

      The manufacturing operations of the Company and consolidated subsidiaries are conducted primarily at plants in Japan, the United States of America, Germany, the United Kingdom, Brazil, Italy and China.

Basis of Financial Statements

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts for the year ended March 31, 1999, is included solely for the convenience of readers outside Japan and has been made at the rate of (yen)118 to $1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 1999. Such translation should not be construed as a representation that Japanese yen amounts could be converted into United States dollars at the above or any other rate.

      The Company has adopted the provision of Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" effective April 1, 1998, and has made retroactive restatement of the segment information for the years ended March 31, 1998 and 1997, which had applied SFAS No. 14 in 1998.

      The accompanying consolidated financial statements reflect certain adjustments, not recorded in the companies' books, to present them in conformity with accounting principles generally accepted in the United States of America, modified for accounting for stock splits (Note 11). The major adjustments include those relating to accounting for foreign currency translation, postretirement benefits, investments in debt and equity securities, and accruals of certain expenses.

Summary of Significant Accounting Policies

(1) Consolidation and Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and, except for certain minor subsidiaries, all of its majority-owned domestic and foreign subsidiaries.

      In September 1997, Komatsu Electronics Metals Co., Ltd. (KEM), a consolidated manufacturing subsidiary of silicon wafers, completed an initial public offering and listed its shares on the Tokyo Stock Exchange. The public offering generated net proceeds to the companies of (yen)13,065 million and a gain of (yen)5,556 million, reducing the companies' ownership interest in KEM from 76.4% to 60.0%.

      In 1999, the Company increased of the ownership of certain affiliated companies namely Komatsu Zenoah Co., Komatsu Mining Germany GmbH, formerly Demag Komatsu GmbH, and three other companies and those companies have become consolidated subsidiaries as of March 31, 1999.

      Investments in 20% to 50%-owned affiliated companies and certain minor subsidiaries not consolidated are, with minor exceptions, accounted for by the equity method. All significant intercompany transactions have been eliminated. The excess cost of investments in the subsidiaries and affiliated companies over their equity in the net assets at the dates of acquisition is generally being amortized over periods of 10 years.

(2) Translation of Foreign Currency Accounts

Under the provisions of SFAS No. 52, "Foreign Currency Transaction," assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year in translating the financial statements of overseas subsidiaries. The resulting translation adjustments are accumulated in a separate component of the accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

(3) Marketable Securities and Investment Securities

In compliance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has categorized current and noncurrent marketable equity securities and debt securities as securities available for sale and as a result are stated at fair value.

(4) Inventories

Inventories, consisting of finished products including finished parts held for sale, work in process, and materials and supplies, are stated at the lower of cost or market. In general, cost represents average cost except for finished products and work in process. Cost is determined by the last-in, first-out method for finished parts held for sale and by using actual costs accumulated under a job-order-cost system for other finished products and work in process.

(5) Property, Plant and Equipment, and Related Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets. Effective rates of depreciation for buildings, machinery and equipment for the years ended March 31, 1999, 1998 and 1997, are as follows:

                                                           1999    1998     1997
--------------------------------------------------------------------------------
Buildings                                                    8%      9%       8%
Machinery and equipment                                     23%     26%      25%
--------------------------------------------------------------------------------

      Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in other income or expenses.

(6) Construction Contracts

Certain domestic subsidiaries operate in construction operations in Japan, which include the construction of buildings and of public works projects, such as bridges and roads. Income from short-term construction contracts is recorded under the completed-contract method of accounting. Income from long-term construction contracts is recorded generally under the percentage-of-completion method of accounting.

(7) Income Taxes

In accordance with SFAS No. 109, "Accounting for Income Taxes," the deferred tax provision is determined by the liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between financial statement and tax basis of assets and liabilities using enacted tax rates as of each balance-sheet date. On March 31, 1999 and 1998, new income tax rates, effective April 1, 1999 and 1998, were enacted. The effect on deferred tax assets and liabilities of changes in tax rates were recognized in income in each year that included each enactment date.

      The companies compute and record income taxes currently payable based on their separate determinations of taxable income which may be different from accounting income.

      Provision for income taxes is not made on undistributed earnings of foreign subsidiaries and affiliated companies because the Company considers that such earnings are permanently invested and/or would not have material additional taxation should they be distributed to the Company under current circumstances.

(8) Postretirement Benefits

The defined benefit plans are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions," except for certain subsidiaries' pension plans which in the aggregate are not significant. Certain domestic subsidiaries also have local severance payment plans under which accrued severance liabilities are stated on the vested benefits obligation basis, which is the amount required to be paid if all eligible employees voluntarily terminated their employment as of the balance-sheet date.

      The Company has adopted SFAS No. 132 "Employers' Disclosure about Pensions and Other Postretirement Benefits" in the year ended March 31, 1999. SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. SFAS No. 132 does not change the recognition or measurement of those plans and does not affect the Companies' consolidated financial position and results of operations. All prior years disclosures have been restated to conform with the provisions of SFAS No. 132.

(9) Free Share Distribution

The Commercial Code of Japan permits Japanese companies, upon approval by the Board of Directors, to issue shares, in the form of a stock split, to shareholders to the extent that the aggregate par value of the shares to be distributed does not exceed the excess of the common stock account over the par value of shares issued and outstanding (Note 11).

(10) Per Share Data

Basic net income (loss) per share has been computed by dividing net income
(loss) by the weighted-average number of common shares outstanding during each fiscal year. Diluted net income (loss) per share reflects the potential dilution and has been computed on the basis that all convertible bonds were converted at the beginning of the year to the extent, it is not antidilutive.

      Dividends per share shown in the Consolidated Statements of Income have been presented on an accrual basis and include, in each fiscal year ended March 31, dividends approved or to be approved by shareholders after such date, but applicable to the year then ended.

(11) Consolidated Statements of Cash Flows

For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include highly liquid investments with an original maturity of three months or less to be cash equivalents.

(12) Derivative Financial Instruments

The companies use various derivative financial instruments, which serve as hedges, to manage their interest rate and foreign currency exchange exposure.

      The companies enter into interest rate swap and cap agreements as a means of managing their rate exposures. Interest differentials on the interest rate swaps are accrued as interest rate change over the contract period. Premiums paid for interest rate caps are amortized over the life of contracts and expensed as a part of interest expense.

      The companies also enter into forward exchange contracts and swaps as a hedge to foreign currency exposure against foreign currency assets and liabilities and sales commitments.

      Gains and losses on the foreign exchange contracts are recognized based on changes in exchange rates, as are offsetting foreign exchange gains or losses on such assets and liabilities.

      Gains and losses on the forward exchange contracts to hedge foreign currency commitments are deferred and included in the measurement of the related transactions, unless it is estimated that deferral would lead to recognizing losses in later periods.

(13) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the long-lived assets and certain identifiable intangibles to be held and used by an entity are reviewed for impairment based on a cash flow analysis of related operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell.

      On November 9, 1998, the Company announced plans to restructure the domestic manufacturing plants for construction equipment, which also covered some of the group companies. Under such plans, the Company will combine the manufacturing facilities of certain manufacturing plants of Komatsu and certain consolidated subsidiaries in order to achieve optimal manufacturing operations by improving the productibity of manufacturing through disposal of certain properties on a consolidated basis. This restructuring plan will be completed in the first half of the fiscal year ending March 31, 2001.

      As part of this restructuring plan, specified manufacturing facilities of certain consolidated subsidiaries are planned to be disposed of within the near future, so the Company has accrued expected disposal losses of those manufacturing facilities of approximately (yen)1,000 million ($8,475 thousand) in the accompanying consolidated financial statements as of March 31, 1999.

(14) Comprehensive Income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income" in the year ended March 31, 1999. Comprehensive income consists of net income, changes in foreign currency translation adjustments, net unrealized holding gains on securities available for sale, and pension liability adjustments, and is included in the consolidated statements of shareholders' equity. SFAS No. 130 requires only additional disclosures in the consolidated financial statements and does not affect the Companies' consolidated financial position and results of operations. Prior year consolidated financial statements have been reclassified to conform with the provisions of SFAS No. 130.

(15) Use of Estimates

Company management has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from the estimates and assumptions.

(16) New Accounting Standards

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. The Company will adopt SFAS No. 133 for the year beginning April 1, 2001. Currently, the effect on the Company's consolidated financial statements of adopting SFAS No. 133 has not been determined.

      In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position No. 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on when costs for internal use computer software should be capitalized or expensed as incurred and is effective for fiscal years beginning after December 15, 1998. The Company is in the process of evaluating SOP 98-1.

      In April 1998, the AICPA also issued SOP 98-5 "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires that costs of start-up activities, including organization costs, should be expensed as incurred. This is effective for fiscal years beginning after December 15, 1998. Adoption of this statement is expected to be immaterial on the companies' financial positions and results of operations.

--------------------------------------------------------------------------------
2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the years ended March 31, 1999, 1998 and 1997, are as follows:

                                                                                                                Thousands of
                                                                                        Millions of yen         U.S. dollars
                                                                 --------------------------------------         ------------
                                                                      1999         1998         1997                  1999
-------------------------------------------------------------------------------------------------------         ------------
Additional cash flow information:
    Interest paid                                                (yen) 21,235  (yen)16,774  (yen)17,265             $179,958
    Income taxes paid                                                  14,172       30,286       21,474              120,102
-------------------------------------------------------------------------------------------------------         ------------
Noncash investing and financing activities:
    Assets and liabilities of certain companies consolidated
       commencing in fiscal 1999, 1998 and 1997 (Note 6):
       Total assets                                              (yen)100,716  (yen)50,392  (yen)14,486             $853,525
       Total liabilities                                               67,746       32,056       11,007              574,119
-------------------------------------------------------------------------------------------------------         ------------

--------------------------------------------------------------------------------
3. Trade Notes and Accounts Receivable

The Company and certain of its subsidiaries follow the practice of including installment receivables due after one year (less unearned interest) in current assets. Receivables due after one year (less unearned interest) amounted to
(yen)37,196 million ($315,220 thousand) and (yen)51,934 million at March 31, 1999 and 1998, respectively.

--------------------------------------------------------------------------------
4. Inventories

At March 31, 1999 and 1998, inventories comprised the following:

                                                                    Thousands of
                                            Millions of yen         U.S. dollars
                                ---------------------------     ----------------
                                    1999            1998                 1999
-----------------------------------------------------------     ----------------
Finished products               (yen)155,096   (yen)134,716           $1,314,373
Work in process                       59,259         57,090              502,195
Materials and supplies                30,513         24,761              258,585
-----------------------------------------------------------     ----------------
Total                           (yen)244,868   (yen)216,567           $2,075,153
===========================================================     ================

--------------------------------------------------------------------------------
5. Marketable Securities and Investment Securities

Marketable securities and investment securities at March 31, 1999 and 1998, primarily consisted of securities available for sale.

      The cost, gross unrealized holding gains and losses, and fair value for such securities by major security types at March 31, 1999 and 1998, are as follows:

                                                                                                    Millions of yen
                                                              -----------------------------------------------------
                                                                             Gross unrealized holding
                                                                             ------------------------
                                                                  Cost         Gains         Losses      Fair value
-------------------------------------------------------------------------------------------------------------------
At March 31, 1999
Marketable securities available for sale:
    Marketable debt securities                                (yen) 2,851   (yen)    12    (yen)   --   (yen) 2,863
    Marketable equity securities                                   35,357        18,933         2,719        51,571
-------------------------------------------------------------------------------------------------------------------
                                                              (yen)38,208   (yen)18,945    (yen)2,719   (yen)54,434
-------------------------------------------------------------------------------------------------------------------

Investment securities available for sale:
    Marketable debt securities                                (yen)    30   (yen)    --    (yen)   --   (yen)    30
    Marketable equity securities                                   40,395        33,858         1,442        72,811
    Other investment securities                                    15,606            --            --        15,606
-------------------------------------------------------------------------------------------------------------------
                                                              (yen)56,031   (yen)33,858    (yen)1,442   (yen)88,447
===================================================================================================================

At March 31, 1998
Marketable securities available for sale:
    Marketable debt securities                                (yen) 7,691   (yen)     2    (yen)  261   (yen) 7,432
    Marketable equity securities                                   44,407        27,307         4,523        67,191
-------------------------------------------------------------------------------------------------------------------
                                                              (yen)52,098   (yen)27,309    (yen)4,784   (yen)74,623
-------------------------------------------------------------------------------------------------------------------

Investment securities available for sale:
    Marketable debt securities                                (yen) 1,727   (yen)    --    (yen)   18   (yen) 1,709
    Marketable equity securities                                   58,169        24,279         3,134        79,314
    Other investment securities                                    18,092            --            --        18,092
-------------------------------------------------------------------------------------------------------------------
                                                              (yen)77,988   (yen)24,279    (yen)3,152   (yen)99,115
===================================================================================================================

                                                                                 Thousands of U.S. dollars
                                                 ---------------------------------------------------------
                                                                 Gross unrealized holding
                                                                 ------------------------
                                                   Cost           Gains           Losses        Fair value
----------------------------------------------------------------------------------------------------------
At March 31, 1999
Marketable securities available for sale:
    Marketable debt securities                   $ 24,161        $    101        $     --        $ 24,262
    Marketable equity securities                  299,636         160,449          23,042         437,043
----------------------------------------------------------------------------------------------------------
                                                 $323,797        $160,550        $ 23,042        $461,305
----------------------------------------------------------------------------------------------------------

Investment securities available for sale:
    Marketable debt securities                   $    254        $     --        $     --        $    254
    Marketable equity securities                  342,331         286,932          12,220         617,043
    Other investment securities                   132,254              --              --         132,254
----------------------------------------------------------------------------------------------------------
                                                 $474,839        $286,932        $ 12,220        $749,551
==========================================================================================================

      Maturities of marketable debt securities at March 31, 1999 and 1998 are primarily through five years.

      Unrealized holding gains and losses are included as a component of shareholders' equity until realized. An analysis of the changes in net unrealized holding gains on securities available for sale for the years ended March 31, 1999, 1998 and 1997, is as follows:

                                                                                                                  Thousands of
                                                                                            Millions of yen       U.S. dollars
                                                                      -------------------------------------    ---------------
                                                                          1999         1998         1997               1999
-----------------------------------------------------------------------------------------------------------    ---------------
Beginning balance                                                     (yen)20,803  (yen)40,964  (yen)94,775          $ 176,296

Net increase (decrease) in carrying amounts of securities available for sale held by:
    The companies                                                           4,990      (40,047)    (107,503)            42,289
    Affiliated companies                                                      222         (466)      (1,314)             1,881
    Minority interests                                                         38           16           48                322
-----------------------------------------------------------------------------------------------------------    ---------------
                                                                            5,250      (40,497)    (108,769)            44,492
Net decrease (increase) in deferred tax liabilities                          (403)      20,336       54,958             (3,415)
-----------------------------------------------------------------------------------------------------------    ---------------
Ending balance                                                        (yen)25,650  (yen)20,803  (yen)40,964          $ 217,373
===========================================================================================================    ===============

      Proceeds from the sales of securities available for sale were (yen)50,929 million ($431,602 thousand), (yen)70,584 million and (yen)73,374 million for the years ended March 31, 1999, 1998 and 1997, respectively.

      Net realized gains (losses) on the sales of securities available for sale during the years ended March 31, 1999, 1998 and 1997, amounted to (yen)(4,679) million ($(39,652) thousand), (yen)8,285 million and (yen)1,847 million, respectively. They were included in the determination of net income. The cost of the securities sold was computed based on the average-cost method.

--------------------------------------------------------------------------------
6. Investments in and Advances to Affiliated Companies

At March 31, 1999 and 1998, investments in and advances to affiliated companies comprised the following:

                                                                    Thousands of
                                            Millions of yen         U.S. dollars
                                 --------------------------      ---------------
                                    1999            1998                  1999
-----------------------------------------------------------      ---------------
Investments in capital stock     (yen)24,308    (yen)39,251             $206,000
Advances                               7,208          3,263               61,085
-----------------------------------------------------------      ---------------
Total                            (yen)31,516    (yen)42,514             $267,085
===========================================================      ===============

      The carrying value of investments in the affiliated companies at March 31, 1999 and 1998, includes (yen)908 million ($7,695 thousand) and (yen)1,457 million, respectively, representing the unamortized balance of the excess of the cost of investments over the companies' equity in the net assets, at date of acquisition.

      The companies own a 27.2% (26.7% in 1998) interest in Komatsu Forklift Co., Ltd., which manufactures and distributes forklift products. The common stock of the above affiliated company is publicly traded. The carrying values of this investment at March 31, 1999 and 1998, were (yen)9,003 million ($76,297 thousand) and (yen)11,277 million, respectively, with corresponding quoted market values of (yen)3,826 million ($32,424 thousand) and (yen)6,648 million, respectively. On May 18, 1999, the Company acquired additional shares of Komatsu Forklift Co., Ltd. and the ownership interest has been increased to 40.9%.

      In the latter part of the fiscal year ended March 31, 1999, the Company increased its ownership percentage in Komatsu Zenoah Co., to 51.2% (33.2% in 1998). As a result, Komatsu Zenoah Co. has been reflected as a consolidated subsidiary of the Company effective March 31, 1999.

      Dividends received from affiliated companies were (yen)25 million ($212 thousand), (yen)485 million and (yen)565 million during the years ended March 31, 1999, 1998 and 1997, respectively.

      Trade notes and accounts receivable from affiliated companies at March 31, 1999 and 1998, were (yen)47,537 million ($402,856 thousand) and (yen)43,845 million, respectively.

      Short-term loans receivable from affiliated companies at March 31, 1999 and 1998, were (yen)21,146 million ($179,203 thousand) and (yen)28,043 million, respectively.

      Trade notes and accounts payable to affiliated companies at March 31, 1999 and 1998, were (yen)7,300 million ($61,864 thousand) and (yen)17,214 million, respectively.

      Net sales for the years ended March 31, 1999, 1998 and 1997, included net sales to affiliated companies in the amounts of (yen)87,643 million ($742,737 thousand), (yen)96,829 million and (yen)118,849 million, respectively.

      Summarized financial information for affiliated companies at March 31, 1999 and 1998, and for the years ended March 31, 1999, 1998 and 1997, is as follows:

                                                                   Thousands of
                                                Millions of yen    U.S. dollars
                                      -------------------------    ------------
                                          1999         1998             1999
---------------------------------------------------------------    ------------
Current assets                        (yen)172,767 (yen)268,937      $1,464,127
Net property, plant and equipment           61,183       80,840         518,500
Other assets                                36,862       39,631         312,390
---------------------------------------------------------------    ------------
Total assets                          (yen)270,812 (yen)389,408      $2,295,017
===============================================================    ============

Current liabilities                   (yen)187,504 (yen)243,161      $1,589,017
Noncurrent liabilities                      23,724       43,266         201,051
Shareholders' equity                        59,584      102,981         504,949
---------------------------------------------------------------    ------------
Total liabilities and shareholders'
equity                                (yen)270,812 (yen)389,408      $2,295,017
===============================================================    ============

                                                                   Thousands of
                                                Millions of yen    U.S. dollars
                   --------------------------------------------    ------------
                        1999            1998           1997             1999
---------------------------------------------------------------    ------------
Net sales          (yen)259,870     (yen)420,989   (yen)419,346      $2,202,288
---------------------------------------------------------------    ------------
Net income (loss)  (yen)(15,873)    (yen)  6,486   (yen)  3,261      $ (134,517)
===============================================================    ============

      The summarized financial information includes the accounts of Komatsu Zenoah Co., Komatsu Mining Germany GmbH, formerly Demag Komatsu GmbH, and three other companies, which were newly consolidated in fiscal 1999 as of March 31, 1998 and for the years ended March 31, 1998 and 1997, respectively. As of March 31, 1998, the aggregated assets and net assets of those companies amounted to
(yen)92,685 million and (yen)30,798 million, respectively, and the aggregated net sales of those companies for the years ended March 31, 1998 and 1997 amounted to (yen)124,324 million and (yen)132,319 million, respectively, and the aggregated net income of those companies amounted to (yen)2,739 million and
(yen)990 million, respectively.

      The following information presents the aggregated results of operations as if those companies were consolidated subsidiaries at the beginning of fiscal 1999 presented in the accompanying consolidated statements of income. The aggregate net sales and net losses of those consolidated companies for the year ended March 31, 1999 would have amounted to (yen)79,385 million ($672,754 thousand) and (yen)717 million ($6,076 thousand), respectively.

      The impact on net loss per share would not have been material if those companies were consolidated at the beginning of the year.

--------------------------------------------------------------------------------
7. Property, Plant and Equipment

The major classes of property, plant and equipment at March 31, 1999 and 1998, are as follows:

                                                                   Thousands of
                                               Millions of yen     U.S. dollars
                                  ----------------------------    -------------
                                       1999           1998              1999
--------------------------------------------------------------    -------------
Land                              (yen) 59,745    (yen) 52,468      $   506,314
Buildings                              272,279         252,080        2,307,449
Machinery and equipment                527,026         479,396        4,466,322
Construction in progress                91,687          80,362          777,008
--------------------------------------------------------------    -------------
Total                                  950,737         864,306        8,057,093
Less accumulated depreciation         (510,031)       (470,703)      (4,322,296)
--------------------------------------------------------------    -------------
Net property, plant and equipment (yen)440,706    (yen)393,603      $ 3,734,797
==============================================================    =============

--------------------------------------------------------------------------------
8. Pledged Assets

At March 31, 1999, assets pledged as collateral for short-term debt and long-term debt are as follows:

                                                                                                            Thousands of
                                                                                    Millions of yen         U.S. dollars
---------------------------------------------------------------------------------------------------     ----------------
Time deposits                                                                           (yen)   266             $  2,254
Trade notes and accounts receivable                                                           2,023               17,144
Property, plant and equipment--Less accumulated depreciation                                 45,783              387,992
---------------------------------------------------------------------------------------------------     ----------------
Total                                                                                   (yen)48,072             $407,390
===================================================================================================     ================

      The above pledged assets were classified by type of liabilities to which they relate as follows:

                                                                                                            Thousands of
                                                                                    Millions of yen         U.S. dollars
---------------------------------------------------------------------------------------------------     ----------------
Liabilities appearing in the Consolidated Balance Sheets as:
    Short-term debt                                                                     (yen) 2,100             $ 17,797
    Long-term debt                                                                           45,972              389,593
---------------------------------------------------------------------------------------------------     ----------------
Total                                                                                   (yen)48,072             $407,390
===================================================================================================     ================

--------------------------------------------------------------------------------
9. Short-Term and Long-Term Debt

Short-term debt primarily consisted of short-term bank loans. The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 1999 and 1998, were 3.9% and 3.4%, respectively. The company and a certain consolidated subsidiary have unused lines of credit amounting to
(yen)32,502 million ($275,441 thousand) at the end of fiscal 1999.

      Long-term debt at March 31, 1999 and 1998, consisted of the following:

                                                                                                                 Thousands of
                                                                                        Millions of yen          U.S. dollars
                                                                            ---------------------------    ------------------
                                                                                1999           1998                   1999
-------------------------------------------------------------------------------------------------------    ------------------
Long-term debt with collateral (Note 8):
    Banks, insurance companies and other financial institutions, maturing serially through 1999-2029, weighted-average rate 5.5%
       Government-owned banks and government agencies                       (yen) 23,658   (yen) 21,345            $  200,492
       Other                                                                       8,136          7,452                68,949
Long-term debt without collateral:
    Banks, insurance companies and other financial institutions,
      maturing serially through 1999-2022, weighted-average rate 3.6%            127,494        104,611             1,080,458
    Euro Medium-Term Notes with various interest rates maturing serially
      through 1999-2008                                                           82,984         64,974               703,254
    6.8% Extendible Bonds due 1998 (payable in U.S. dollars)                          --         15,143                    --
    9.0% Bonds due 1998 (payable in U.S. dollars)                                     --          8,545                    --
    9.6% Bonds due 1999 (payable in U.S. dollars)                                  3,942          4,410                33,407
    6.9% Senior Notes due 2003 (payable in U.S. dollars)                          13,537             --               114,720
    1.8% Convertible Unsecured Bonds due 2004                                     25,741         25,279               218,144
    7.0% Senior Notes due 2005 (payable in U.S. dollars)                           8,215             --                69,618
    1.9% Unsecured Bonds due 2006                                                 35,000             --               296,610
    Other                                                                          1,148            908                 9,729
-------------------------------------------------------------------------------------------------------    ------------------
Total                                                                            329,855        252,667             2,795,381
Less current maturities                                                          (37,605)       (55,769)             (318,686)
-------------------------------------------------------------------------------------------------------    ------------------
Long-term debt                                                              (yen)292,250   (yen)196,898            $2,476,695
=======================================================================================================    ==================

      The conversion price per share of the 1.8% convertible unsecured bonds at March 31, 1999, was (yen)971.2, which is subject to adjustments under certain conditions.

      The 1.8% convertible unsecured bonds are redeemable anytime before maturity at the option of the Company, at the initial redemption price of 105% of the principal.

      On March 28, 1996, the Company, Komatsu Finance America Inc., and Komatsu Finance (Netherlands) B.V. (the "Issuers") registered the US$1 billion Euro Medium-Term Note Program on the London Stock Exchange. On April 1, 1999, the registered amounts of Euro Medium-Term Notes Program were increased to US$1.2 billion. Under the Program, each of the issuers may from time to time issue notes denominated in any currency (including ECU). Komatsu Finance America Inc. issued (yen)50,900 million and $39 million during fiscal 1999 and (yen)36,000 million and $0 million during fiscal 1998 of Euro Medium-Term Notes with various interest rates and maturity dates. To offset market risk exposure arising from changes in foreign exchange rates and interest rates on debts under the Program, cross-currency interest rate swap and interest rate swap contracts are utilized. The cross-currency interest rate swap contracts effectively convert yen-denominated debts and related interest into U.S. dollar obligations. U.S. dollar interest rates are based on three month LIBOR with borrowing spreads of LIBOR minus 0.10% to LIBOR flat, and LIBOR minus 0.15% to LIBOR plus 0.07% for the years ended March 31, 1999 and 1998, respectively, depending upon the contract. The floating interest rates for fiscal 1999 and 1998 ranged from 5.10% to 6.00% and 5.35% to 5.98%, respectively.

      The companies have also entered into interest rate and currency swap agreements for certain long-term debts (Note 18).

      As is customary in Japan, substantially all bank loans are made under agreements which provide that the banks may require, under certain conditions, the borrower to provide collateral, additional collateral or guarantors for its loans.

      Lending banks have a right to offset cash deposited with them against any debt or obligation that becomes due and, in the case of default and certain other specified events, against all other debt payable to the banks.

      Under certain loan agreements, the lender may require the borrower to submit proposals for the payment of dividends and other appropriations of earnings for the lender's review and approval before presentation to the shareholders. The companies have never received such a request.

   Annual maturities of long-term debt subsequent to March 31, 1999, are as follows:

Year ending                                                         Thousands of
March 31                                      Millions of yen       U.S. dollars
-------------------------------------------------------------    ---------------
2000                                             (yen) 37,605         $  318,686
2001                                                   64,196            544,034
2002                                                   32,719            277,280
2003                                                   18,714            158,593
2004                                                   71,229            603,636
2005 and thereafter                                   105,392            893,152
-------------------------------------------------------------    ---------------
Total                                            (yen)329,855         $2,795,381
=============================================================    ===============

--------------------------------------------------------------------------------
10. Liability for Pension and Other Postretirement Benefits

The Company's employees, with certain minor exceptions, are covered by a severance payment and pension plan. The plan provides that 70% of the employee benefits are payable as a pension payment, commencing upon retirement at age 60 (mandatory retirement age) and that the remaining benefits are payable as a lump-sum severance payment based on remuneration, years of service and certain other factors at the time of retirement. The plan also provides for lump-sum severance payments, payable upon earlier termination of employment. The Company's funding policy is to contribute semiannually the amounts to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

      Net periodic cost of the Company's plan for the years ended March 31, 1999, 1998 and 1997, included the following components:

                                                                                                  Thousands of
                                                                          Millions of yen         U.S. dollars
                                                -----------------------------------------     ----------------
                                                    1999          1998           1997                   1999
-----------------------------------------------------------------------------------------     ----------------
Service cost--Benefits earned during the year   (yen) 4,828    (yen) 4,909    (yen) 4,423              $40,915
Interest cost on projected benefit obligation         4,428          4,448          5,144               37,525
Expected return on plan assets                       (1,147)        (1,404)        (1,779)              (9,720)
Net amortization and deferral                         1,726          1,648          1,141               14,627
-----------------------------------------------------------------------------------------     ----------------
Net periodic cost                               (yen) 9,835    (yen) 9,601    (yen) 8,929              $83,347
=========================================================================================     ================

      The reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the Company's plan are as follows:

                                                                                         Thousands of
                                                               Millions of yen           U.S. dollars
                                                   ---------------------------      -----------------
                                                       1999           1998                    1999
------------------------------------------------------------------------------      -----------------
Change in benefit obligation:
    Benefit obligation, beginning of year          (yen)126,538   (yen)127,109             $1,072,356
    Service cost                                          4,828          4,909                 40,915
    Interest cost                                         4,428          4,448                 37,525
    Actuarial loss                                        7,208            966                 61,085
    Benefits paid                                       (16,951)       (10,894)              (143,652)
------------------------------------------------------------------------------      -----------------
Benefit obligation, end of year                    (yen)126,051   (yen)126,538             $1,068,229
==============================================================================      =================

Change in plan assets:
    Fair value of plan assets, beginning of year   (yen) 54,365   (yen) 52,266             $  460,720
    Actual return on plan assets                            499            668                  4,229
    Employer contribution                                10,692          6,332                 90,610
    Benefit paid                                         (5,244)        (4,901)               (44,440)
------------------------------------------------------------------------------      -----------------
Fair value of plan assets, end of year             (yen) 60,312   (yen) 54,365             $  511,119
==============================================================================      =================

                                                                                                                      Thousands of
                                                                                                  Millions of yen     U.S. dollars
                                                                                     ----------------------------   --------------
                                                                                         1999            1998               1999
-----------------------------------------------------------------------------------------------------------------   --------------
Funded status                                                                        (yen)(65,739)   (yen)(72,173)       $(557,110)
Unrecognized net loss                                                                      32,032          25,184          271,458
Unrecognized net obligation at transition being recognized over 15 years                    3,915           4,697           33,178
Unrecognized prior service cost being recognized over 15 years                              5,264           5,637           44,610
-----------------------------------------------------------------------------------------------------------------   --------------
Net amount recognized                                                                (yen)(24,528)   (yen)(36,655)       $(207,864)
=================================================================================================================   ==============

Net amounts recognized in the consolidated balance sheets consist of:
    Liability for postretirement benefits                                            (yen)(50,550)   (yen)(56,928)       $(428,389)
    Intangible assets included in other assets                                              9,179          10,334           77,788
    Amount included in accumulated other comprehensive income (loss), gross of tax         16,843           9,939          142,737
-----------------------------------------------------------------------------------------------------------------   --------------
Net amount recognized                                                                (yen)(24,528)   (yen)(36,655)       $(207,864)
=================================================================================================================   ==============

      Assumptions used in determining costs of the Company's plan and the funded status information shown above are as follows:

                                                    1999        1998        1997
--------------------------------------------------------------------------------
Weighted-average discount rate                      3.1%        3.5%        3.5%
Rate of increase in future
   compensation levels                              2.4%        2.4%        2.5%
Expected long-term rate of
   return on plan assets                            2.1%        2.6%        3.4%
--------------------------------------------------------------------------------

      As a result of the changes in the discount rate in fiscal 1999, the benefit obligation as of March 31, 1999, was approximately (yen)3,749 million ($31,771 thousand) more than it would have been using the previous 3.5% discount rate. The effect of those changes had no material impact on the net periodic costs.

      Certain foreign subsidiaries have various funded pension plans, which the plan assets, and the projected benefit obligations were calculated under the provisions of SFAS No. 87. The aggregated fair value of plan assets as of March 31, 1999 and 1998, was approximately (yen)8,195 million ($69,449 thousand) and
(yen)9,077 million, respectively, and the aggregated benefit obligations as of March 31, 1999 and 1998, were approximately (yen)9,063 million ($76,805 thousand) and (yen)8,760 million, respectively. Discount rates of 6.5% to 7.5% and expected long-term rates of return on plan assets of 7.5% to 9.0% were used as assumptions in determining the actuarial value of benefit obligations for the years ended March 31, 1999, 1998 and 1997. The amounts of net periodic costs of foreign pension plans for the years ended March 31, 1999, 1998 and 1997, were not material.

      Certain domestic subsidiaries also have unfunded severance payment plans and/or pension plans similar to those of the Company for their employees.

      Directors of the companies are primarily covered by unfunded retirement allowances plans.

      Under the unfunded plans described in the preceding paragraphs, the amounts required if all employees and directors had voluntarily terminated their employment at each balance-sheet date are fully accrued. The payments to directors are subject to shareholders' approval.

      During fiscal 1999, the Company and certain consolidated subsidiaries have offered retirement incentive programs to employees and have already paid or accrued severance payments for the employees who have accepted to entitle such programs up to March 31, 1999. Accrual for those employees as of March 31, 1999 was included in liability for postretirement benefits in the accompanying consolidated balance, which amounted to (yen)2,765 million ($23,432 thousand).

      Total expenses of all severance-payment and pension plan premiums charged to income for the years ended March 31, 1999, 1998 and 1997, were (yen)17,015 million ($144,195 thousand), (yen)13,297 million and (yen)12,449 million, respectively.

      Total expenses of all severance payments for the year ended March 31,1999 included the additional severance payment under the retirement incentive programs, which amounted to (yen)6,476 million ($54,881 thousand).

      Certain foreign subsidiaries have postretirement benefit plans other than pensions, which are primarily not funded. The accumulated postretirement benefit obligation at March 31, 1999, and 1998, was (yen)4,869 million ($41,263 thousand) and (yen)4,818 million, respectively, and the accrued postretirement benefit obligation at March 31, 1999 and 1998, was (yen)3,229 million ($27,364 thousand) and (yen)3,579 million, respectively. The amounts of net periodic postretirement benefits other than pensions for the years ended March 31, 1999, 1998 and 1997, were not material.

--------------------------------------------------------------------------------
11. Shareholders' Equity

(1) Common Stock and Capital Surplus

Under the Commercial Code of Japan ("the Code"), certain issuance of common shares, including conversions of debt issued and exercises of warrants, are required to be credited to the common stock account for at least the greater of par value or 50% of the proceeds.

      The Code permits, upon approval of the Board of Directors, transfer of amounts from capital surplus to the common stock.

      Pursuant to resolutions of the Board of Directors, the Company from time to time has made free share distributions (Note 1). Such free share distributions have been accounted for by a transfer from capital surplus to common stock of the aggregate par value of share issued or no change in common stock and capital surplus. Publicly owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders' record date by reducing retained earnings and increasing appropriate capital accounts by an amount equal to the fair value of the shares issued.

      If such United States practice had been applied to the cumulative free distributions made by the Company, capital surplus at March 31, 1999, would have been increased by (yen)103,189 million ($874,483 thousand) with a corresponding decrease in unappropriated retained earnings.

      If all convertible bonds were converted at March 31, 1999, 26,504,325 shares of the Company's common stock would be issuable.

      At March 31, 1999 and 1998, affiliated companies owned 7,179,857 and 9,601,123 shares of the Company's common stock, respectively.

(2) Retirement of the Company's Outstanding Shares

The Commercial Code of Japan allows a company to retire a portion of its outstanding shares upon approval of the shareholders at the annual general shareholders' meeting or of the Board of Directors if stipulated in the Articles of Corporation. In fiscal 1997, the Company had purchased and retired 20,000,000 shares having a market value of (yen)19,318 million. On November 10, 1997, the Board of Directors passed a resolution approving the purchase and the retirement of the outstanding shares of the Company up to a maximum aggregate acquisition cost of (yen)10,000 million or up to a maximum of 15,000,000 shares before the close of the next general shareholders' meeting as allowed by the Company's Articles of Corporation. By March 31, 1999, the Company purchased 15,000,000 shares based on the resolution of the Board of Directors on November 10, 1997, and had retired shares totaling (yen)9,203 million in 1998 and (yen)570 million ($4,831 thousand) in 1999.

(3) Appropriated for Legal Reserve

The Code provides that an amount at least equal to 10% of all cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated as a legal reserve until such reserve equals 25% of the stated amount of capital stock. Legal reserve may be used to eliminate or reduce a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors.

(4) Unappropriated Retained Earnings and Dividends

The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company's general books of account maintained in accordance with generally accepted Japanese accounting practices. The adjustments included in the accompanying financial statements but not recorded in the general books of account, as explained under "Basis of Financial Statements" in Note 1, have no effect on the determination of retained earnings available for dividends under the Code. In addition to the Code provision requiring an appropriation for legal reserve as discussed above, the Code imposes certain limitations on the amount of retained earnings available for dividends. Retained earnings of (yen)253,440 million ($2,147,797 thousand), shown by the Company's general books of account as of March 31, 1999, is not restricted by the limitations under the Code.

      The Code permits transfers, upon approval of shareholders, of a portion of unappropriated retained earnings available for dividends to capital stock account without issuance of any shares.

      Dividends are approved by the shareholders at the meeting held subsequent to the statutory fiscal period to which the dividends are applicable. A semiannual interim dividend payment may be made by resolution of the Board of Directors. Such dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period.

      On June 29, 1999, the shareholders authorized payment of a cash dividend totaling (yen)2,903 million ($24,602 thousand) to shareholders of record on March 31, 1999. In accordance with the Code, the declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 1999. Dividends are reported in the Consolidated Statements of Shareholders' Equity when paid.

(5) Stock Option Plan

On June 26, 1998, the shareholders authorized the acquisition of 1,000,000 shares of the Company's common stock for the total consideration not exceeding
(yen)1,000 million during the period up to the close of the following annual general shareholders' meeting. The Company intends to transfer such treasury shares to directors and certain employees under an agreement granting the right to request transfer from the treasury shares of the Company at a price previously fixed. The purchase price will be equal to an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange at the date of the grant. The options vest 100% on the grant date and will be exercisable from July 1, 1999. Based on the resolution of the shareholders' meeting on June 26, 1998, the Company acquired 1,000,000 shares of its common stock from the market for the plan during the year ended March 31, 1999.

      SFAS No. 123, "Accounting for Stock-Based Compensation" defines a fair value based method of accounting for a stock option. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25 ("Accounting for Stock Issued to Employees"), the former standard. The Company chose to use the measurement prescribed by APB Opinion No. 25 and no additional compensation cost has been incurred in fiscal 1999. Had compensation cost for the Company's stock option plans been determined consistent with SFAS No. 123, the Company's net loss and net loss per share would have been (yen)12,648 million ($107,186 thousand) and (yen)13.05 (11.1(cent)), respectively.

      The following table summarizes information about stock option activity for the year ended March 31, 1999:

                                                                  Weighted average
                                                                   exercise price          Weighted          Exercise price
                                                Number of     -----------------------       average        -------------------
                                                 shares          Yen     U.S. dollars   Remaining life       Low        High
------------------------------------------------------------------------------------------------------------------------------
Outstanding at March 31, 1998                          --           --          --
Granted                                         1,000,000     (yen)700       $5.93
Exercised                                              --           --          --
Forfeited or Expired                                   --           --          --
Outstanding at March 31, 1999                   1,000,000          700        5.93         5.25 years      (yen)700   (yen)700
[Exercisable at March 31, 1999]                         0           --          --
------------------------------------------------------------------------------------------------------------------------------

      The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumtions:

                                                                      1999
--------------------------------------------------------------------------------
Grant-date fair value                                           (yen)270 ($2.29)
Expected life                                                          6 years
Risk-free rate                                                      1.35%
Expected volatility                                                44.00%
Expected dividend yield                                             1.14%
--------------------------------------------------------------------------------

      On June 29, 1999, the shareholders authorized the acquisition of 1,200,000 shares of the Company's common stock for the total consideration not exceeding
(yen)1,200 million ($10,169 thousand), with the same conditions as the previous acquisition of 1,000,000 shares of the Company's common stock based on the resolution of the shareholders' meeting on June 26, 1998. The options vest 100% on the grant date and will be excercisable from July 1, 2000.

--------------------------------------------------------------------------------
12. Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at March 31, 1999, 1998 and 1997, is as follows

                                                                                                                      Thousands of
                                                                                                 Millions of yen      U.S. dollars
                                                                    --------------------------------------------      ------------
                                                                        1999            1998            1997               1999
----------------------------------------------------------------------------------------------------------------      ------------
Foreign currency translation adjustments:
    Balance, beginning of year                                      (yen)(15,706)   (yen)(17,147)   (yen)(18,938)        $(133,102)
    Aggregate adjustment for the year resulting from
      translation of foreign currency financial statements                (8,453)          1,441           1,791           (71,635)
----------------------------------------------------------------------------------------------------------------      ------------
Balance, end of year                                                (yen)(24,159)   (yen)(15,706)   (yen)(17,147)        $(204,737)
================================================================================================================      ============

Net unrealized holding gains on securities available for sale:
    Balance, beginning of year                                      (yen) 20,803    (yen) 40,964    (yen) 94,775         $ 176,297
    Net increase (decrease)                                                4,847         (20,161)        (53,811)           41,076
----------------------------------------------------------------------------------------------------------------      ------------
Balance, end of year                                                (yen) 25,650    (yen) 20,803    (yen) 40,964         $ 217,373
================================================================================================================      ============

                                                                                                   Thousands of
                                                                            Millions of yen        U.S. dollars
                                                  -----------------------------------------        ------------
                                                      1999           1998          1997                  1999
-------------------------------------------------------------------------------------------        ------------
Pension liability adjustments:
    Balance, beginning of year                    (yen)(5,268)   (yen)(4,090)   (yen)  (749)           $(44,644)
    Adjustment for the year                            (3,659)        (1,178)        (3,341)            (31,009)
-------------------------------------------------------------------------------------------        ------------
Balance, end of year                              (yen)(8,927)   (yen)(5,268)   (yen)(4,090)           $(75,653)
===========================================================================================        ============

Total accumulated comprehensive income (loss)
    Balance, beginning of year                    (yen)  (171)   (yen)19,727    (yen)75,088            $ (1,449)
    Adjustment for the year                            (7,265)       (19,898)       (55,361)            (61,568)
-------------------------------------------------------------------------------------------        ------------
Balance, end of year                              (yen)(7,436)   (yen)  (171)   (yen)19,727            $(63,017)
===========================================================================================        ============

      Tax effects allocated to each component of other comprehensive income
(loss) and adjustments are as follows:

                                                                                                                    Millions of yen
                                                                                         ------------------------------------------
                                                                                                        Tax (expense)   Net of tax
                                                                                         Pretax amount    or benefit      amount
-----------------------------------------------------------------------------------------------------------------------------------
1999:
Foreign currency translation adjustments                                                 (yen)  (8,453)  (yen)    --   (yen) (8,453)
Net unrealized holding gains on securities available for sale:
   Unrealized holding gains or (losses) arising during the year                                 (3,932)        1,723         (2,209)
   Less: reclassification adjustment for (gains) or losses included in net income (loss)         9,182        (2,126)         7,056
-----------------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses)                                                                    5,250          (403)         4,847
Pension liability adjustments                                                                   (6,904)        3,245         (3,659)
-----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                                        (yen) (10,107)  (yen) 2,842   (yen) (7,265)
===================================================================================================================================

1998:
Foreign currency translation adjustments                                                 (yen)   1,441   (yen)    --   (yen)  1,441
Net unrealized holding gains on securities available for sale:
   Unrealized holding gains or (losses) arising during the year                                (34,589)       17,559        (17,030)
   Less: reclassification adjustment for (gains) or losses included in net income (loss)        (5,908)        2,777         (3,131)
-----------------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses)                                                                  (40,497)       20,336        (20,161)
Pension liability adjustments                                                                   (1,593)          415         (1,178)
-----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                                        (yen) (40,649)  (yen)20,751   (yen)(19,898)
===================================================================================================================================

1997:
Foreign currency translation adjustments                                                 (yen)   1,791   (yen)    --   (yen)  1,791
Net unrealized holding gains on securities available for sale:
   Unrealized holding gains or (losses) arising during the year                               (106,922)       54,016        (52,906)
   Less: reclassification adjustment for (gains) or losses included in net income (loss)        (1,847)          942           (905)
-----------------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses)                                                                 (108,769)       54,958        (53,811)
Pension liability adjustments                                                                   (6,817)        3,476         (3,341)
-----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                                        (yen)(113,795)  (yen)58,434   (yen)(55,361)
===================================================================================================================================

                                                                                                          Thousands of U.S. dollars
                                                                                           ----------------------------------------
                                                                                                          Tax (expense)  Net of tax
                                                                                           Pretax amount   or benefit      amount
-----------------------------------------------------------------------------------------------------------------------------------
1999:
Foreign currency translation adjustments                                                      $(71,635)     $     --       $(71,635)
Net unrealized holding gains on securities available for sale:
   Unrealized holding gains or (losses) arising during the year                                (33,322)       14,602        (18,720)
   Less: reclassification adjustment for (gains) or losses included in net income (loss)        77,813       (18,017)        59,796
-----------------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses)                                                                   44,491        (3,415)        41,076
Pension liability adjustments                                                                  (58,509)       27,500        (31,009)
-----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                                             $(85,653)     $ 24,085       $(61,568)
===================================================================================================================================

--------------------------------------------------------------------------------
13. Income Taxes

Income (loss) before income taxes, minority interests and equity in earnings for the years ended March 31, 1999, 1998 and 1997, is as follows:

                                                                                                      Thousands of
                                                                              Millions of yen         U.S. dollars
                                        -----------------------------------------------------         ------------
                                             1999                1998                1997                  1999
---------------------------------------------------------------------------------------------         ------------
Income (loss) before income taxes:
    Domestic                            (yen) (20,598)      (yen)  26,929       (yen)  40,774           $(174,559)
    Foreign                                    10,994              13,323               4,995              93,169
---------------------------------------------------------------------------------------------         ------------
                                        (yen)  (9,604)      (yen)  40,252       (yen)  45,769           $ (81,390)
=============================================================================================         ============
Income taxes:
    Current--
       Domestic                         (yen)  11,108       (yen)  15,144       (yen)  20,577           $  94,135
       Foreign                                  7,975               6,292               4,380              67,585
---------------------------------------------------------------------------------------------         ------------
                                               19,083              21,436              24,957             161,720
---------------------------------------------------------------------------------------------         ------------

    Deferred--
       Domestic                               (15,105)                227               1,780            (128,008)
       Foreign                                 (1,917)               (822)             (1,175)            (16,246)
---------------------------------------------------------------------------------------------         ------------
                                              (17,022)               (595)                605            (144,254)
---------------------------------------------------------------------------------------------         ------------
Total                                   (yen)   2,061       (yen)  20,841       (yen)  25,562           $  17,466
=============================================================================================         ============

      Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 1999 and 1998, are as follows:

                                                                                                             Thousands of
                                                                                     Millions of yen         U.S. dollars
                                                                   ---------------------------------         ------------
                                                                        1999               1998                  1999
----------------------------------------------------------------------------------------------------         ------------
Deferred tax assets:
    Unrealized intercompany profit                                 (yen)  18,622       (yen)  16,844           $ 157,814
    Allowances provided, not yet recognized for tax                        5,829               4,307              49,398
    Accrued expenses                                                      15,881              11,465             134,585
    Inventories                                                            6,004               4,710              50,881
    Net operating loss carryforwards                                      16,603              11,295             140,703
    Research and development expenses                                      6,004               4,130              50,881
    Other                                                                  8,078               6,345              68,458
    Less--Valuation allowance                                            (20,412)            (18,417)           (172,983)
----------------------------------------------------------------------------------------------------         ------------
                                                                   (yen)  56,609       (yen)  40,679           $ 479,737
====================================================================================================         ============

Deferred tax liabilities:
    Unrealized holding gains on securities available for sale      (yen)  23,641       (yen)  23,763           $ 200,347
    Deferral of profit from installment sales                              6,154               9,136              52,153
    Deferred gains on sales of property for tax purposes                   9,899               8,586              83,890
    Other                                                                  3,531               4,411              29,924
----------------------------------------------------------------------------------------------------         ------------
                                                                   (yen)  43,225       (yen)  45,896           $ 366,314
====================================================================================================         ============

      The net change in the total valuation allowance for the years ended March 31, 1999 and 1998, was an increase of (yen)1,995 million ($16,907 thousand) and
(yen)517 million, respectively.

      Income taxes in Japan applicable to the companies, imposed by the national, prefecture and municipal governments, in the aggregate result in a normal statutory tax rate of approximately 47% for the year ended March 31, 1999 and approximately 51% for the years ended March 31, 1998 and 1997. However, due to a change in Japanese income tax regulations, effective April 1, 1999 the normal statutory tax rate was reduced to approximately 41.7% and such a rate has been used in calculating the future expected tax effects of significant temporary differences.

      The overall effective tax rates reflected in the Consolidated Statements of Income (income taxes as a percentage of income (loss) before income taxes, minority interests and equity in earnings) for the years ended March 31, 1999, 1998 and 1997, were 21.5%, 51.8% and 55.9%, respectively.

      The differences between the normal tax rates and the effective tax rates for the years ended March 31, 1999, 1998 and 1997, are summarized as follows:

                                                                                      1999          1998           1997
------------------------------------------------------------------------------------------------------------------------
Normal tax rate                                                                      (47.0)%        51.0%          51.0%

Increase (decrease) in tax rates resulting from:
    Operating losses of subsidiaries                                                  70.5          12.1            6.9
    Expenses not deductible for tax purposes                                          11.6           3.5            4.1
    Gain on sale of minority interest                                                   --          (5.4)            --
    Realization of tax benefits on operating losses of subsidiaries                   (1.0)         (8.6)          (0.9)
    Income of foreign subsidiaries taxed at lower than Japanese normal rate          (17.5)         (2.8)          (5.8)
    Effect of tax rate change                                                          3.8           0.9             --
    Other, net                                                                         1.1           1.1            0.6
------------------------------------------------------------------------------------------------------------------------
Effective tax rate                                                                    21.5%         51.8%          55.9%
========================================================================================================================

      Foreign subsidiaries are subject to income taxes of the countries in which they operate.

      At March 31, 1999 and 1998, no deferred tax liabilities were recognized for income taxes on undistributed earnings of foreign subsidiaries and affiliated companies aggregating to (yen)27,219 million ($230,669 thousand) and
(yen)15,478 million, respectively, because the Company currently does not expect those earnings to be distributed and/or believes that no material additional taxation would be incurred should they be distributed to the Company under the current circumstances.

      At March 31, 1999, certain subsidiaries had operating loss carryforwards aggregating to approximately (yen)43,578 million ($369,305 thousand) which may be used as a deduction in determining taxable income in future periods. The operating loss carryforwards of (yen)27,028 million ($229,051 thousand) expire through December 31, 2018, while the remainder have an indefinite carryforward period.

--------------------------------------------------------------------------------
14. Rent Expenses

The companies lease office space and equipment, employees' housing, etc., under cancelable and noncancelable operating lease agreements. Rent expenses under such leases amounted to (yen)10,680 million ($90,508 thousand), (yen)12,059 million and (yen)13,409 million, respectively, for the years ended March 31, 1999, 1998 and 1997. Certain leased contracts for equipment were classified as capital lease in conformity with SFAS No. 13 "Accounting for Leases" but were not capitalized because of immateriality.

      At March 31, 1999, the future minimum lease payments under these operating leases are as follows:

Year ending                                   Thousands of
March 31                Millions of yen       U.S. dollars
---------------------------------------       ------------
2000                       (yen)  5,079           $ 43,042
2001                              4,309             36,517
2002                              3,646             30,898
2003                              3,233             27,398
2004                              3,517             29,805
Thereafter                        6,573             55,704
---------------------------------------       ------------
Total                      (yen) 26,357           $223,364
=======================================       ============

--------------------------------------------------------------------------------
15. Research and Development and Advertising Expenses

Research and development expenses charged to costs and expenses for the years ended March 31, 1999, 1998 and 1997, amounted to (yen)45,712 million ($387,390 thousand), (yen)44,058 million and (yen)40,952 million, respectively.

      Advertising expenses charged to costs and expenses as incurred for the years ended March 31, 1999, 1998 and 1997, amounted to (yen)5,579 million ($47,280 thousand), (yen)4,691 million and (yen)4,526 million, respectively.

--------------------------------------------------------------------------------
16. Net Income (Loss) per Share

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations is as follows:

                                                                                                                 Thousands of
                                                                                           Millions of yen       U.S. dollars
                                                             ---------------------------------------------       ------------
                                                                  1999           1998              1997               1999
----------------------------------------------------------------------------------------------------------       ------------
Net income (loss)                                            (yen)(12,378)    (yen)19,241      (yen)18,160         $(104,898)
Effect of dilutive securities:
    1.8% Japanese yen convertible bonds, due 2004                      --             237              234                --
----------------------------------------------------------------------------------------------------------       ------------
Diluted net income (loss)                                    (yen)(12,378)    (yen)19,478      (yen)18,394         $(104,898)
==========================================================================================================       ============

                                                                                          Number of shares
                                                             ---------------------------------------------
                                                                  1999           1998              1997
----------------------------------------------------------------------------------------------------------
Average common shares outstanding                             968,941,887     981,508,534      994,275,463
Dilutive effect of:
   1.8% Japanese yen convertible bonds, due 2004                       --      26,504,325       26,092,462
----------------------------------------------------------------------------------------------------------
Diluted common shares outstanding                             968,941,887   1,008,012,859    1,020,367,925
==========================================================================================================

                                                                                                       Yen         U.S. cents
                                                             ---------------------------------------------       ------------
                                                                  1999           1998              1997               1999
----------------------------------------------------------------------------------------------------------       ------------
Net income (loss) per share:
    Basic                                                     (yen)(12.77)     (yen)19.60       (yen)18.26             (10.8)(cent)
    Diluted                                                        (12.77)          19.32            18.02             (10.8)(cent)
----------------------------------------------------------------------------------------------------------       ------------

      1.8% Japanese yen convertible bonds, due 2004 was excluded from the net loss per share calculation for fiscal 1999 because the effect would be antidilutive.

--------------------------------------------------------------------------------
17. Commitments and Contingent Liabilities

At March 31, 1999, the companies were contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of
(yen)8,170 million ($69,237 thousand) and also as guarantors of indebtedness of others, including letter of awareness and keep well agreement, aggregating
(yen)25,493 million ($216,042 thousand), including (yen)3,688 million ($31,254 thousand) relating to affiliated companies.

      Commitments for capital expenditures outstanding at March 31, 1999, aggregated approximately (yen)2,123 million ($17,992 thousand).

      The companies are involved in certain legal actions and claims arising in the ordinary course of their business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on the companies' financial position.

      The companies have business activities with customers, dealers and associates around the world and their trade receivables from and guarantees to such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on their trade receivables in excess of established allowances.

--------------------------------------------------------------------------------
18. Derivative Financial Instruments

The companies utilize derivative financial instruments such as interest rate swap agreements and foreign exchange contracts to reduce market risks of changes in interest rates on debts and changes in currency exchange rates on assets and liabilities. The companies do not hold or issue derivative financial instruments for non-hedging or speculation purposes.

      The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but it does not expect any counterparties to fail to meet their obligations because of the high credit rating of the counterparties. The primary derivative instruments used by the companies are as follows:

(1) Interest Rate Swap and Cap Agreements

The companies have entered into interest rate swap and cap agreements, partly concurrent with currency swap agreements which were made to manage their interest rate and foreign currency exposure for certain short-term and long-term debts and investment securities in an aggregate notional amount of (yen)224,453 million ($1,902,144 thousand) and (yen)151,776 million at March 31, 1999 and 1998, respectively.

(2) Foreign Exchange Contracts

Notional principal amounts of foreign exchange contracts outstanding at March 31, 1999 and 1998, are set forth below.

                                                                 Thousands of
                                            Millions of yen      U.S. dollars
                             ------------------------------      ------------
                                  1999             1998               1999
-----------------------------------------------------------      ------------
Forwards and swaps:
    To sell foreign
      currencies             (yen) 50,663      (yen) 46,640          $429,347
    To purchase foreign
      currencies                   10,579             4,816            89,653
-----------------------------------------------------------      ------------

      The companies enter into forward exchange contracts and swaps to hedge existing assets and liabilities and certain sale commitments denominated in foreign currencies (principally U.S. dollar and Deutsche mark). The terms of these foreign exchange contracts rarely extend beyond three months except for those related to long-term debts denominated in foreign currencies which have the same terms as underlying debts.

      Net foreign currency transaction losses of (yen)2,596 million ($22,000 thousand), gains of (yen)529 million, and losses of (yen)855 million for the years ended March 31, 1999, 1998 and 1997, respectively, were included in the determination of net income (loss).

--------------------------------------------------------------------------------
19. The Fair Value of Financial Instruments

(1) Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivables, Other Current Assets, Short-Term Debt, Trade Notes and Accounts Payables, and Other Current Liabilities

The carrying amount approximates fair value because of the short maturity of these instruments.

(2) Marketable Securities and Investment Securities

The fair values of marketable securities and investment securities available for sale are based on quoted market prices.

(3) Installment Receivables

The fair values of installment receivables are based on the present value of future cash flows through estimated interests and maturity, discounted using estimated current interest rates. As the result of computing such fair value, the carrying amounts approximate fair values (Note 3).

(4) Long-Term Debt

The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.

(5) Derivative Financial Instruments

The fair values of derivative financial instruments, consisting principally of foreign currency contracts and interest swap agreements, are estimated by obtaining quotes from brokers.

      The carrying amounts and the estimated fair values of the financial instruments as of March 31, 1999 and 1998, are summarized as follows:

                                                                                          Millions of yen  Thousands of U.S. dollars
                                          ---------------------------------------------------------------  -------------------------
                                                        1999                            1998                         1999
                                          ---------------------------------------------------------------  -------------------------
                                              Carrying       Estimated        Carrying        Estimated       Carrying     Estimated
                                               amount       fair value         amount        fair value        amount     fair value
---------------------------------------------------------------------------------------------------------  -------------------------
Marketable securities                     (yen)   54,434  (yen)   54,434   (yen)   74,623  (yen)   74,623    $  461,305   $  461,305
Investment securities                             88,447          88,447           99,115          99,115       749,551      749,551
Long-term debt, including current portion        329,855         339,636          252,667         246,683     2,795,381    2,878,271
Derivatives:
Foreign exchange contracts
   Assets                                            234             604              393             207         1,983        5,119
   Liabilities                                       453             735              687             964         3,839        6,229
Interest rate swap and cap agreements
   Assets                                            186           4,559            7,253           7,104         1,576       38,636
   Liabilities                                        --           1,199               --           4,297            --       10,161
---------------------------------------------------------------------------------------------------------  -------------------------

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

--------------------------------------------------------------------------------
20. Business Segment Information

Under SFAS No. 131, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services.

      The Company operates on a worldwide basis principally within five operating segments: 1) Construction and mining equipment, 2) Electronics, 3) Civil engineering and construction, 4) Industrial machinery, and 5) Others.

      The following tables present certain information regarding the companies' operating segments and geographic information at March 31, 1999, 1998 and 1997, and for the years then ended:

Operating segments:

                                                                                                                       Thousands of
                                                                                             Millions of yen           U.S. dollars
                                                    --------------------------------------------------------           ------------
                                                         1999                1998                 1997                     1999
------------------------------------------------------------------------------------------------------------           ------------
Net sales:
    Construction and mining equipment--
       Customers                                    (yen)  731,077       (yen)  721,875       (yen)  716,932           $ 6,195,568
       Intersegment                                          1,693                  320                  796                14,347
------------------------------------------------------------------------------------------------------------           ------------
          Total                                            732,770              722,195              717,728             6,209,915
    Electronics--
       Customers                                            86,608              104,265               90,553               733,966
       Intersegment                                            102                  154                  115                   865
------------------------------------------------------------------------------------------------------------           ------------
          Total                                             86,710              104,419               90,668               734,831
    Civil engineering and construction--
       Customers                                            77,020               94,889               99,801               652,712
       Intersegment                                         13,695                9,554                6,310               116,059
------------------------------------------------------------------------------------------------------------           ------------
          Total                                             90,715              104,443              106,111               768,771
    Industrial machinery--
       Customers                                            42,676               51,231               47,967               361,661
       Intersegment                                          1,499                1,891                3,434                12,703
------------------------------------------------------------------------------------------------------------           ------------
          Total                                             44,175               53,122               51,401               374,364
    Others--
       Customers                                           124,216              131,817              143,663             1,052,678
       Intersegment                                         60,815               55,465               49,020               515,381
------------------------------------------------------------------------------------------------------------           ------------
          Total                                            185,031              187,282              192,683             1,568,059
    Elimination                                            (77,804)             (67,384)             (59,675)             (659,355)
------------------------------------------------------------------------------------------------------------           ------------
Consolidated                                        (yen)1,061,597       (yen)1,104,077       (yen)1,098,916           $ 8,996,585
============================================================================================================           ============

                                                                                                                       Thousands of
                                                                                             Millions of yen           U.S. dollars
                                                    --------------------------------------------------------           ------------
                                                         1999                1998                 1997                     1999
------------------------------------------------------------------------------------------------------------           ------------
Operating income (loss):
    Construction and mining equipment               (yen)   30,963       (yen)   36,976       (yen)   34,027           $   262,398
    Electronics                                            (18,074)               4,043               12,083              (153,169)
    Civil engineering and construction                      (2,984)                 338                  341               (25,288)
    Industrial machinery                                    (1,961)                  88                   62               (16,619)
    Others                                                   1,133                4,907                7,627                 9,602
------------------------------------------------------------------------------------------------------------           ------------
       Total                                                 9,077               46,352               54,140                76,924
    Corporate expenses and elimination                      (4,796)              (3,254)              (4,237)              (40,644)
------------------------------------------------------------------------------------------------------------           ------------
    Consolidated operating income (loss)                     4,281               43,098               49,903                36,280
    Interest and other income                               25,655               24,319               18,919               217,415
    Interest expense                                        21,219               17,138               17,584               179,822
    Other expenses                                          18,321               10,027                5,469               155,263
------------------------------------------------------------------------------------------------------------           ------------
Consolidated income (loss) before income taxes      (yen)   (9,604)      (yen)   40,252       (yen)   45,769           $   (81,390)
============================================================================================================           ============

Identifiable assets:
    Construction and mining equipment               (yen)  837,637       (yen)  801,875       (yen)  777,323           $ 7,098,619
    Electronics                                            263,951              235,456              146,131             2,236,873
    Civil engineering and construction                      82,506               98,629              101,224               699,203
    Industrial machinery                                    41,463               50,761               50,430               351,381
    Others                                                 218,495              255,199              247,748             1,851,653
    Corporate assets and elimination                        80,548              119,742              189,874               682,610
------------------------------------------------------------------------------------------------------------           ------------
Consolidated                                        (yen)1,524,600       (yen)1,561,662       (yen)1,512,730           $12,920,339
============================================================================================================           ============

Depreciation and amortization:
    Construction and mining equipment               (yen)   26,511       (yen)   23,401       (yen)   22,101           $   224,669
    Electronics                                             16,328               16,891               12,603               138,373
    Civil engineering and construction                       2,547                2,540                2,177                21,585
    Industrial machinery                                     1,119                  943                  841                 9,483
    Others                                                   5,645                4,854                4,626                47,839
------------------------------------------------------------------------------------------------------------           ------------
Consolidated                                        (yen)   52,150       (yen)   48,629       (yen)   42,348           $   441,949
============================================================================================================           ============

Capital expenditures:
    Construction and mining equipment               (yen)   45,531       (yen)   32,845       (yen)   30,568           $   385,856
    Electronics                                             61,854               79,557               31,361               524,186
    Civil engineering and construction                       1,656                4,157                3,052                14,034
    Industrial machinery                                       862                  994                1,089                 7,305
    Others                                                   4,971                5,473                4,861                42,127
------------------------------------------------------------------------------------------------------------           ------------
Consolidated                                        (yen)  114,874       (yen)  123,026       (yen)   70,931           $   973,508
============================================================================================================           ============

      Transfer between segments are made at arm's-length prices. Operating income (loss) is sales less costs and operating expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

Geographic information:

Net sales recognized by sales destination for the years ended March 31, 1999, 1998 and 1997 are as follows:

                                                                                                      Thousands of
                                                                               Millions of yen        U.S. dollars
                                        ------------------------------------------------------        ------------
                                             1999               1998                1997                  1999
----------------------------------------------------------------------------------------------        ------------
Japan                                   (yen)  523,946      (yen)  605,901      (yen)  687,459          $4,440,220
Americas                                       272,091             230,824             170,683           2,305,856
Europe                                         119,270             113,427              87,047           1,010,763
Asia (excluding Japan) and Oceania              96,853             109,572             126,812             820,788
Middle East and Africa                          49,437              44,353              26,915             418,958
----------------------------------------------------------------------------------------------        ------------
Net sales                               (yen)1,061,597      (yen)1,104,077      (yen)1,098,916          $8,996,585
==============================================================================================        ============

      Net sales recognized by geographic origin and long-lived assets at March 31, 1999, 1998 and 1997, and for the years then ended are as follows:


                                                                                                      Thousands of
                                                                               Millions of yen        U.S. dollars
                                        ------------------------------------------------------        ------------
                                             1999               1998                1997                  1999
----------------------------------------------------------------------------------------------        ------------
Net sales:
    Japan                               (yen)  601,583      (yen)  740,313      (yen)  834,355          $5,098,161
    U.S.A                                      281,337             242,275             168,439           2,384,212
    Europe                                     114,247              91,335              61,475             968,195
    Other                                       64,430              30,154              34,647             546,017
----------------------------------------------------------------------------------------------        ------------
       Total                            (yen)1,061,597      (yen)1,104,077      (yen)1,098,916          $8,996,585
==============================================================================================        ============

Long-lived assets:
    Japan                               (yen)  310,412      (yen)  296,590      (yen)  296,307          $2,630,610
    U.S.A                                      159,899             137,360              44,399           1,355,076
    Europe                                      17,997              15,101              17,096             152,517
    Other                                       25,962              14,047               6,825             220,017
----------------------------------------------------------------------------------------------        ------------
       Total                            (yen)  514,270      (yen)  463,098      (yen)  364,627          $4,358,220
==============================================================================================        ============

No individual country within Europe or other areas had a material impact on net sales or long-lived assets. There were no sales to a single major external customer for the years ended March 31, 1999, 1998 and 1997.

      The following information shows net sales and operating income (loss) recognized by geographic origin for the years ended March 31, 1999, 1998 and 1997. In addition to the disclosure requirements under SFAS No. 131, the company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

                                                                                                                   Thousands of
                                                                                         Millions of yen           U.S. dollars
                                          --------------------------------------------------------------           ------------
                                                1999                  1998                   1997                      1999
--------------------------------------------------------------------------------------------------------           ------------
Net sales:
    Japan--
       Customers                          (yen)    601,583       (yen)    740,313       (yen)    834,355           $  5,098,161
       Intersegment                                152,148                124,740                 83,779              1,289,390
--------------------------------------------------------------------------------------------------------           ------------
          Total                                    753,731                865,053                918,134              6,387,551
    Americas--
       Customers                                   287,006                251,745                174,573              2,432,254
       Intersegment                                 12,778                  7,403                  6,176                108,288
--------------------------------------------------------------------------------------------------------           ------------
          Total                                    299,784                259,148                180,749              2,540,542
    Europe--
       Customers                                   114,247                 91,335                 61,475                968,195
       Intersegment                                  7,267                  5,223                  1,730                 61,585
--------------------------------------------------------------------------------------------------------           ------------
          Total                                    121,514                 96,558                 63,205              1,029,780
    Other--
       Customers                                    58,761                 20,684                 28,513                497,975
       Intersegment                                  4,174                  2,269                    381                 35,372
--------------------------------------------------------------------------------------------------------           ------------
          Total                                     62,935                 22,953                 28,894                533,347
    Elimination                                   (176,367)              (139,635)               (92,066)            (1,494,635)
--------------------------------------------------------------------------------------------------------           ------------
Consolidated                              (yen)  1,061,597       (yen)  1,104,077       (yen)  1,098,916           $  8,996,585
========================================================================================================           ============
Operating income (loss):
    Japan                                 (yen)    (10,052)      (yen)     27,650       (yen)     46,936           $    (85,186)
    Americas                                         7,594                 14,064                  9,298                 64,356
    Europe                                           9,253                  4,390                    342                 78,415
    Other                                              534                    126                    (57)                 4,525
    Corporate and elimination                       (3,048)                (3,132)                (6,616)               (25,830)
--------------------------------------------------------------------------------------------------------           ------------
Consolidated                              (yen)      4,281       (yen)     43,098       (yen)     49,903           $     36,280
========================================================================================================           ============
Identifiable assets:
    Japan                                 (yen)  1,008,678       (yen)  1,012,279       (yen)  1,035,581           $  8,548,119
    Americas                                       341,414                319,577                186,626              2,893,339
    Europe                                          93,482                 93,467                100,802                792,220
    Other                                           89,151                 35,655                 20,294                755,517
    Corporate assets and elimination                (8,125)               100,684                169,427                (68,856)
--------------------------------------------------------------------------------------------------------           ------------
Consolidated                              (yen)  1,524,600       (yen)  1,561,662       (yen)  1,512,730           $ 12,920,339
========================================================================================================           ============
Export sales                              (yen)     80,081       (yen)    137,936       (yen)    149,050           $    678,653
========================================================================================================           ============

      Transfer between segments are made at arm's-length prices. Operating income (loss) is sales less costs and operating expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

                    Report of Independent Public Accountants

To the Shareholders and the Board of Directors of Komatsu Ltd.:

We have audited the accompanying consolidated balance sheets of KOMATSU LTD. (a Japanese corporation) and consolidated subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1999, expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and consolidated subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with accounting principles generally accepted in the United States of America (see Note 1).

In our opinion, the amounts translated into U.S. dollars in the accompanying consolidated financial statements have been computed on the basis set forth in
Note 1.


/s/ Arthur Andersen

Tokyo, Japan
June 30, 1999

                   KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES


             SUPPLEMENTAL NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         TO CONFORM WITH REGULATION S-X


A.   TRADE NOTES AND ACCOUNTS RECEIVABLE

     Interest charged on installment receivables ranges principally from 3.8% to 6.0% annually.

     At March 31, 1999 and 1998 trade notes and accounts receivable were comprised of the following:


                                                                                                    Thousands of
                                                                       Millions of Yen              U.S. dollars
                                                                -------------------------------   -----------------
                                                                    1999             1998               1999
                                                                -------------    --------------   -----------------
     Notes:
         Affiliated companies                                  (Yen)    1,805    (Yen)   2,333        $     15,297
         Other                                                        173,292          190,243           1,468,576
                                                                -------------    --------------   -----------------
               Total                                                  175,097          192,576           1,483,873
                                                                -------------    --------------   -----------------
     Accounts:
         Affiliated companies                                          45,732           41,512             387,559
         Other                                                        170,001          205,043           1,440,687
                                                                -------------    --------------   -----------------
               Total                                                  215,733          246,555           1,828,246
                                                                -------------    --------------   -----------------

     Unearned interest                                                 (4,138)          (4,854)            (35,068)
     Allowance for doubtful receivables                               (12,535)         (11,644)           (106,229)
                                                                =============    ==============   =================
               Total                                             (Yen)374,157     (Yen)422,633          $3,170,822
                                                                =============    ==============   =================


B.   DEFERRED INCOME TAXES AND OTHER CURRENT ASSETS

     At March 31, 1999 and 1998 deferred income taxes and other current assets were comprised of the following:

                                                                                                    Thousands of
                                                                       Millions of Yen              U.S. dollars
                                                                -------------------------------   -----------------
                                                                    1999             1998               1999
                                                                -------------    --------------   -----------------
     Prepaid expenses                                            (Yen)  3,807     (Yen)  5,799           $  32,263
     Short-term loans receivable:
         Affiliated companies                                          21,146           28,043             179,203
         Other                                                         32,813           30,376             278,077
                                                                -------------    --------------   -----------------
               Total                                                   53,959           58,419             457,280
                                                                -------------    --------------   -----------------

     Deferred income taxes                                             18,503            9,290             156,805
     Other                                                             25,675           20,294             217,583
                                                                =============    ==============   =================
               Total                                             (Yen)101,944      (Yen)93,802            $863,931
                                                                =============    ==============   =================

C.   DEFERRED INCOME TAXES AND OTHER CURRENT LIABILITIES

     At March 31, 1999 and 1998 deferred income taxes and other current liabilities comprised of the following:

                                                                                                    Thousands of
                                                                       Millions of Yen              U.S. dollars
                                                                -------------------------------   -----------------
                                                                    1999             1998               1999
                                                                -------------    --------------   -----------------
     Accrued expenses                                            (Yen)100,300    (Yen)  93,434         $   850,000
     Customers' advances and employees' deposits                       17,772           19,499             150,610
     Deferred income taxes                                              8,274           13,307              70,119
                                                                =============    ==============   =================
               Total                                             (Yen)126,346     (Yen)126,240          $1,070,729
                                                                =============    ==============   =================

D.   UNAPPROPRIATED RETAINED EARNINGS

     At March 31, 1999 consolidated unappropriated retained earnings included the companies' share of undistributed earnings of 50% or less owned companies accounted for by the equity method amounting to(Yen)4,802 million ($40,695 thousand).

E.   INTEREST AND OTHER INCOME

     Interest and other income for the years ended March 31, 1999, 1998 and 1997 were comprised of the following:


                                                                                                    Thousands of
                                                                Millions of Yen                     U.S. dollars
                                                  ---------------------------------------------   -----------------
                                                      1999            1998            1997              1999
                                                  -------------   -------------   -------------   -----------------
     Interest and other income:
         Interest-
            Installment receivables               (Yen)  7,521    (Yen)  7,224    (Yen)  6,593           $  63,737
            Other                                        6,020           4,215           4,749              51,017
         Dividends                                       1,880           1,590           1,754              15,932
         Net gain on sales of marketable
            securities and investments                       -           8,285           1,847                   -
         Net gain on sales of properties                 7,912           1,740           2,636              67,051
         Insurance commission                              613             269             609               5,195
         Miscellaneous                                   1,709             996             731              14,483
                                                  =============   =============   =============   =================
               Total                               (Yen)25,655     (Yen)24,319     (Yen)18,919            $217,415
                                                  =============   =============   =============   =================


F.   OTHER EXPENSE

     Other expense for the years ended March 31, 1999, 1998 and 1997 were comprised of the following:

                                                                                                    Thousands of
                                                                Millions of Yen                     U.S. dollars
                                                  ---------------------------------------------   -----------------
                                                      1999            1998            1997              1999
                                                  -------------   -------------   -------------   -----------------
     Other expense:
         Loss on marketable securities            (Yen)  4,679      (Yen)    -      (Yen)    -           $  39,653
         Loss on fixed assets                            6,418           4,524           2,571              54,390
         Amortization of Goodwill                        1,726           2,127           1,561              14,627
         Exchange loss, net                              2,596               -             855              22,000
         Other                                           2,902           3,376             482              24,593
                                                  =============   =============   =============   =================
                       Total                       (Yen)18,321     (Yen)10,027      (Yen)5,469            $155,263
                                                  =============   =============   =============   =================


                                                                     SCHEDULE II
                   KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

                        VALUATION AND QUALIFYING ACCOUNTS

                                                                                  Millions of Yen
                                                              -----------------------------------------------------
                        Column A                              Column B                    Column C
---------------------------------------------------------     --------                    ---------
                                                                                          Additions
                                                                                          ---------
                                                              Balance at
                                                             beginning of     Charged to costs       Charged to
                      Description                            fiscal period      and expenses       other accounts
---------------------------------------------------------   ---------------  ------------------  ------------------
Valuation and qualifying accounts deducted from assets
   to which they apply:

   Allowance for doubtful receivables
      Year ended March 31, 1999                             (Yen)11,644         (Yen) 1,571                 -
                                                            ===========         ===========          ==========
      Year ended March 31, 1998                             (Yen)11,282         (Yen)   460                 -
                                                            ===========         ===========          ==========
      Year ended March 31, 1997                             (Yen)10,810         (Yen)   815                 -
                                                            ===========         ===========          ==========

   Valuation allowance of deferred tax assets
      Year ended March 31, 1999                             (Yen)18,417         (Yen) 6,466                 -
                                                            ===========         ===========          ==========
      Year ended March 31, 1998                             (Yen)17,900         (Yen) 4,016                 -
                                                            ===========         ===========          ==========
      Year ended March 31, 1997                             (Yen)17,975         (Yen) 3,404                 -
                                                            ===========         ===========          ==========

   Liability for post-retirement benefits
      Year ended March 31, 1999                             (Yen)80,294         (Yen) 5,378          (Yen)7,642  (c)
                                                            ===========         ===========          ==========
      Year ended March 31, 1998                             (Yen)81,140         (Yen) 6,757          (Yen)  325  (c)
                                                            ===========         ===========          ==========
      Year ended March 31, 1997                             (Yen)69,137         (Yen)13,531          (Yen)9,741  (c)
                                                            ===========         ===========          ==========

                                                                                                     Thousands of U.S.
                                                                      Millions of Yen                    dollars
                                                              ---------------------------------       ----------------
                        Column A                                Column D            Column E              Column E
---------------------------------------------------------       --------            --------              --------

                                                                                 Balance at end      Balance at end of
                      Description                             Deductions        of fiscal period       fiscal period
---------------------------------------------------------   ---------------     ----------------     -----------------
Valuation and qualifying accounts deducted from assets
   to which they apply:

   Allowance for doubtful receivables
      Year ended March 31, 1999                            (Yen)   680 (a)         (Yen)12,535           $106,229
                                                           ===========             ===========           ========
      Year ended March 31, 1998                            (Yen)    98 (a)         (Yen)11,644
                                                           ===========             ===========           ========
      Year ended March 31, 1997                            (Yen)   343 (a)         (Yen)11,282
                                                           ===========             ===========           ========


   Valuation allowance of deferred tax assets
      Year ended March 31, 1999                            (Yen) 4,471 (b)         (Yen)20,412           $172,983
                                                           ===========             ===========           ========
      Year ended March 31, 1998                            (Yen) 3,499 (b)         (Yen)18,417
                                                           ===========             ===========           ========
      Year ended March 31, 1997                            (Yen) 3,479 (b)         (Yen)17,900
                                                           ===========             ===========           ========

   Liability for post-retirement benefits
      Year ended March 31, 1999                            (Yen)14,763 (d)         (Yen)78,551           $665,686
                                                           ===========             ===========           ========
      Year ended March 31, 1998                            (Yen) 7,928 (d)         (Yen)80,294
                                                           ===========             ===========           ========
      Year ended March 31, 1997                            (Yen)11,269 (d)         (Yen)81,140
                                                           ===========             ===========           ========

(a)   Principally uncollectible accounts and notes charged to the allowance
(b)   Realization or expiration of net operating loss carryforwards
(c) Charged to other assets, deferred income taxes and pension liability adjustments
(d) Principally reversal due to retirement and termination of employees and directors

                                                                      EXHIBIT 23


                    Report of Independent Public Accountants


To the Shareholders and the Board of Directors of Komatsu Ltd.:

We have audited the accompanying consolidated balance sheets of KOMATSU LTD. (a Japanese corporation) and consolidated subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1999, expressed in yen. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and consolidated subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with accounting principles generally accepted in the United States of America (see Note 1).

In our opinion, the translated amounts in the accompanying consolidated financial statements translated into U.S. dollars have been computed on the basis set forth in Note 1.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the supplemental notes and a schedule listed in the index to consolidated financial statements are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These supplemental notes and the schedule have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, fairly state, in all material respects, the financial data required to be set forth therein, in relation to the basic financial statements taken as a whole.



/s/ Arthur Andersen

Tokyo, Japan
June 30, 1999