Form 20-F
KOMATSU LTD
filed 2000-09-28
CIK 56594

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

                   For the fiscal year ended March 31, 2000

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


Securities registered pursuant to Section 12(b) of the Act:

                                                  Name of each exchange
Title of each class                               on which registered
-------------------                               ---------------------

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

Yes   XX    ,   No ________
   ---------

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17____ Item 18 XX .
                                         ----

In this document, KOMATSU LTD. is hereinafter referred to as the "Company," and together with its consolidated subsidiaries, as "Komatsu."

Cautionary Statement with respect to forward-looking statements:
 Statements in this annual report contain forward-looking statements which reflect management's current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can sometimes be identified by the use of forward-looking words such as "will," "believes," "should," "projects," and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected and the achievement of such forward-looking statements cannot be assured.

 Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include unanticipated changes in the demand for Komatsu's principal products which may come about by changes in economic conditions in Komatsu's principal markets, changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving Komatsu's objectives with respect to globalized production sourcing and new Information Technology tools; uncertainties as to the results of Komatsu's research and development efforts and its ability to access and protect certain intellectual property rights; and the impact of regulatory changes and accounting principle and practice.

                                    PART I

Item 1.  Description of Business
         -----------------------

General
-------

     The Company was incorporated in 1921 under the laws of Japan. Shortly after its formation, the Company commenced the production and marketing of sheet-forming presses and, in the 1940's, the Company began producing and marketing bulldozers.

     Komatsu is a worldwide, integrated manufacturing and sales organization engaged in the manufacture, development, marketing and sale of industrial equipment and products. For fiscal 2000, Komatsu recorded worldwide net sales of
(Yen)1,055,654 million (US$10,249 million) and net income of (Yen)13,395 million (US$130 million).

     For purposes of this report, Komatsu's business activities are divided into five categories: construction and mining equipment, electronics, industrial machinery, civil engineering and construction, and other operations.


     Construction and Mining Equipment Segment
     -----------------------------------------

     The construction and mining equipment segment is Komatsu's largest operating segment. Net sales of construction and mining equipment totaled
(Yen)713,529 million (US$6,927 million) for fiscal 2000, a 2.4% decrease from the previous year, and represented 67.6% of Komatsu's total net sales.

     While sales to customers in Japan increased 8.8%, to (Yen)268,867 million (US$2,610 million), sales to customers outside Japan decreased by 8.1% to
(Yen)444,662 million (US$4,317 million) in fiscal 2000. Sales to customers in Japan represented 37.7% of total sales of construction and mining equipment, up 3.9% from the previous year, while the proportion of sales to customers outside Japan decreased by 3.9% to 62.3% of total sales of construction and mining equipment.

     Komatsu's construction and mining equipment segment consists of two broad categories: construction equipment (including utility products) and mining equipment.

     Construction Equipment. Komatsu's construction equipment business operates worldwide with its primary headquarters located in Tokyo, Japan and three regional headquarters in each of the United States, Europe and Southeast Asia. This global strategy permits Komatsu to diversify its sourcing of raw materials, components and finished products to maximize economic and production efficiencies. This global strategy also permits Komatsu to mitigate the effects on the construction equipment segment of downturns in general economic conditions and reductions in construction activity in any single geographic segment and protect against exchange rate risks.

     Komatsu's line of construction equipment includes large earthmoving, excavating and transportation equipment, including bulldozers, dozer shovels, hydraulic excavators, wheel-type hydraulic excavators, wheel loaders, reach loaders, motor graders, dump trucks, articulated dump trucks, rough-terrain cranes, compactors, vibratory rollers, pipelayers, various types of mini-sized construction equipment, coal haulers, slag dump trucks, road stabilizers, tunnel boring machines, shield machines, small-diameter pipe jacking machines, amphibious bulldozers, underwater rubble leveling robots, mobile debris crushers and construction robots. The construction equipment product line also includes a variety of "utility" equipment - mini to small machines (e.g., mini hydraulic excavators, mini wheel loaders, backhoe loaders, skid steer loaders, and other similar products) for landscaping and general construction.

     In 1993, Komatsu formed a joint venture company in each of Japan and the United States with Cummins Engine Co., Inc. ("Cummins") to produce engines for use in construction equipment. Cummins also sells the engines produced by these joint venture companies to third parties as loose engines. In 1998 Komatsu and Cummins formed a third alliance, the 50/50 joint venture Industrial Power Alliance, Ltd., in order to perform research and development of industrial engines.

     JAPAN. While demand for construction equipment had been deteriorating since April 1997, it began to recover in the beginning of fiscal 2000, supported by the positive effects of the government's comprehensive economic stimulus package and improved housing investment. Recovery of demand in Japan centered on hydraulic excavators.

     In November 1998, Komatsu began consolidating and restructuring production in response to the slowdown in the Japanese market and intensified global competition, and the restructuring of production in Japan was completed in August 2000, all plans for the year were carried out on time, including the transfer of motor graders from the Kashiwazaki Plant and large wheel loaders from the Kawagoe Plant to the Mooka Plant, and of small and medium-sized wheel loaders from the Kawagoe Plant to the Awazu Plant with these 10 assemble line cut to 7, and as a result Komatsu expects the cost saving from fiscal 2001.


Coupled with streamlined sales, service and logistics already in place, Komatsu has solidified its position and ability to generate stable earnings even at the current level of demand in Japan.

Komatsu has joined forces across the country, reinforcing sales, rental and service capabilities by focusing its efforts on high-growth products and market segments. Since the introduction of the AVANCE NRO series in 1998,which serves the dual functions of working in confined spaces and general use, Komatsu has strengthened its leading market position for its mainstay hydraulic excavators with small, rear-swing radius for extensive use from urban civil engineering and demolition to forestry. During the year, Komatsu introduced nine additional models to this line and boosted sales of mini and hydraulic excavators with small, rear-swing radius. Komatsu also continued to expand sales of large equipment, notably the D475A bulldozer to the quarrying and mining industries.

The innovative line of construction equipment specifically designed for use in environmental conservation--namely the mobile debris crusher, mobile soil stabilizer and mobile tub grinder--continued to win enthusiastic customer response for its part in eliminating waste disposal costs. Sales of mobile tub grinders, introduced in March 1999, were particularly strong against the backdrop of the Waste Disposal Act revised in 1992, which bans field burning of foliage, stumps and tree roots felled for the purpose of land development, as well as driftwood and other wood-related materials in dams and reservoirs.

Today, rental equipment accounts for approximately half of all machines working on-site in Japan. In addition to a greater awareness of cost, a rapid shift to rental use also reflects the need for a wider diversity of machines resulting from changes in construction methods, as well as an increased awareness of the environment as a result of more stringent regulations concerning emissions. During the year, Komatsu remained committed to strengthening its rental business. As part of this strategy, Komatsu introduced the GPS (global positioning system)-incorporated Tele-Management System for efficient allocation of rental equipment and management of machine operation information. This system also ensures prompt maintenance service, while improving profitability in the rental business.

In the used equipment business during the year, Komatsu reinforced global marketing of the G-URECA network system for sales of Komatsu used equipment on the Web. As the Internet is making rapid headway as a tool for the marketing of used equipment, the G-URECA network system offers valuable real-time search and negotiation for all registered used machines to potential buyers around the world.

This system provides speedy information and has strengthened Komatsu's sales capacity for used equipment globally. Komatsu Used Equipment Corp., the central unit of Komatsu specializing in sales of used equipment, held three regular auctions during the year. At the 39th auction held in March 2000, which attracted about 400 Japanese and foreign customers, Komatsu Used Equipment Corp recorded cumulative sales of 10,000 units since its first auction in November 1994.

     ASIA. Demand for construction and mining equipment began to show encouraging signs of recovery in the logging and mining industries in Southeast Asia, where economies have remained depressed since the currency crisis of 1997. A significant increase in the sales of supply parts also indicates a growing use of construction equipment. In China, demand for construction equipment remained strong, reflecting infrastructure development investments started in the latter half of 1998.

In September 1999, Komatsu acquired part of the shares held by Thai partner, Bangkok Motor Works Co., Ltd., becoming the majority shareholder of Bangkok Komatsu.

In Singapore, Komatsu Asia & Pacific Pte Ltd, the regional headquarters and marketing center for Southeast Asia, advanced both sales and earnings in fiscal 2000, mainly attributable to an upsurge in demand for supply parts from the logging industry in Indonesia and Malaysia. In China, Komatsu Shantui Construction Machinery Co., Ltd., continued to boost sales of hydraulic excavators by capitalizing on expanded market demand in fiscal 2000 and successfully established a solid position in the Chinese market. Komatsu Changlin Construction Machinery Corp., also established in 1995 as a production base for wheel loaders, added hydraulic excavators and motor graders to its production. With a new molding line in operation during the year, Komatsu Changlin Foundry Corporation supplied high-quality, cost-competitive foundry products to Komatsu Castex Ltd. in Japan. Komatsu Changlin Foundry Corporation also increased sales of foundry products outside Komatsu.

     THE AMERICAS. North American demand for construction equipment dropped 8% from the previous year, despite eight consecutive years of growth in the U.S. economy. Having anticipated the decline in demand, Komatsu America International Company was well prepared with improved efficiency in both production and sales. As a result, Komatsu America International generated both sales and profits comparable to the record-high figures a year ago and continued to enhance its position in the North American market.

In May 1999, Komatsu Reman North America, Inc., was established to remanufacture, sell and market key components for construction and mining equipment, such as engines, transmissions and hydraulic equipment. Through remanufacturing, Komatsu Reman North America, Inc., is better prepared to meet a wide range of customer needs, offering a level of quality comparable to that of new components but at a lower cost, quick delivery and a reduction of waste. By reusing and recycling parts and components, this business also saves resources and reduces waste.

     EUROPE. In Europe, demand remained brisk throughout the year under review. Each business unit ( Komatsu UK Ltd. for hydraulic excavators, Komatsu Hanomag AG for wheel loaders, and Komatsu Utility Europe S.p.A. for utility equipment ) reinforced its sales operations, expanded respective market-driven product mix and advanced sales in fiscal 2000. Komatsu UK continued to increase sales of hydraulic excavators designed for the European market, surpassing the record-high sales set last year. In fiscal 2000, Komatsu UK introduced its third wheeled type hydraulic excavator, a 15-ton model positioned between its existing 13-
and 17-ton models. Komatsu UK also delivered the 20,000th machine since its establishment. In Germany, Komatsu Hanomag boosted both sales and earnings from the previous year, particularly with expanded sales and market share of mini wheel loaders. In Italy, Komatsu Utility Europe continued to enjoy rising sales and profits in fiscal 2000. In addition to an outstanding growth in demand in Europe of over 20% from the previous year, Komatsu Utility Europe capitalized on the positive outcome of their sales efforts outside Europe, notably in North America, achieving an annual production of 7,000 units in fiscal 2000.
Komatsu Europe International N.V., Komatsu's European head-quarters in Belgium, also continued to expand sales and earnings in fiscal 2000, with increased sales and market share of large construction and mining equipment. As the regional headquarters, Komatsu Europe International N.V introduced the cash management system to European operations to optimize the use of available funds and reduce costs, by centralizing the settlement of funds at Komatsu Europe Coordination Centre N.V., a financial service company also based in Belgium.

     Utility Equipment. Demand for utility equipment remained strong in North America and Europe throughout the year under review, exemplified by the North American market topping the 100,000 mark. Meanwhile, the Japanese market appeared to have bottomed out, beginning to show some signs of recovery. In the United States, the largest market in the world, Komatsu Utility Corporation continued to boost sales by about 110% from the previous year, posting US$54 million in sales of over 1,300 units in fiscal 2000, after two full years of operation since its establishment in July 1997. This outstanding result was further driven by full-scale import sales of backhoe loaders from Komatsu Utility Europe in Italy. Komatsu utility equipment business now boasts sales operations in three major world markets, and will further reinforce global teamwork by building a development and production setup designed to respond flexibly to market changes and foreign exchange rate fluctuations.

     Mining Equipment. Komatsu's mining equipment business continued to suffer from cautious investment by the mining industry, which was hit by sluggish prices for gold, copper, coal and other commodities. As a result, sales of mining equipment fell from the previous year. In preparation for the recovery of demand, during the year under review Komatsu introduced the superlarge WA1200 wheel loader and the remodeled version of the large D475 bulldozer. To strengthen the business foundation in preparation for a recovery in demand, Komatsu also facilitated the integration of product development, production and product support operations. Komatsu Mining Systems, Inc. won an order for 25 units of the world's largest-class 930E dump trucks for a copper mine in Chile, completing shipment by March 2000. Komatsu Mining Germany GmbH, in charge of hydraulic mining excavators, recorded shipment of six units of the superlarge PC8000 hydraulic excavator in fiscal 2000. In March of the same year, Komatsu Mining Germany GmbH successfully launched production of the PC1100, shipping 10 units to the European market, and has secured an additional order backlog of more than 20 units for production in 2000. In technology development, Modular Mining Systems, Inc., specializing in computer-controlled mine management systems, together with Komatsu Mining Systems and the Company, are diligently working on applying the latest advanced technologies to the mining industry. Combining Modular Mining Systems' strength with Komatsu's product development know-how, the team is in the final stages of development of the world's first driverless truck system. Designed to provide significant returns to customers, especially in large-scale operations, which has been confirmed by recent trials, this system offers a technological edge over any competitor in the mining equipment business. More-over, bringing together engineering talent from different parts of the world, this joint development highlights Komatsu's commitment to globalization.

Underground Construction Machinery   To help customers reduce construction costs
and improve safety, Komatsu continued the efforts in technological development of the underground construction machinery. For example, Komatsu worked to reduce the number of shafts required in high-speed and long-distance excavation. Thanks to their technological superiority, sales of small-diameter shield machines, large-diameter rock shield machines and tunnel boring machines (TBM) were strong. As a result, fiscal 2000 sales of underground machinery improved from the previous year.

     Electronics Segment
     -------------------

     The core business of Komatsu's electronics segment consists of its semiconductor materials operations, which includes the production of silicon wafers for the semiconductor industry; polycrystalline silicon, the raw material used in the production of silicon wafers; and silane gas, which is used in the manufacture of polycrystalline silicon. The electronics segment also produces LCD manufacturing equipment, excimer lasers and various electronic equipment and devices. Komatsu's electronics segment accounted for (Yen)90,335 million (US$877 million), or 8.5%, of total net sales for fiscal 2000, representing a 4.3% increase in these sales over the prior fiscal year. Sales in Japan rose 9.9%, to
(Yen)62,530 million (US$607 million); however, sales outside Japan dropped 6.4%, to 27,805 million (US$270 million).

     Silicon Wafers   Reflecting improved conditions in the semi-conductor
market, worldwide demand for silicon wafers recovered and prices began to rebound during the year. Komatsu Electronic Metals Co., Ltd., a 63.4% owned subsidiary of the Company and the core unit of the electronics business, worked to improve earnings by concentrating production of silicon wafers exclusively in Japan and Taiwan, increasing productivity, reducing costs across the board and shortening lead-time for delivery. In fiscal 2000, Komatsu Electronic Metals increased sales 2.5% from the previous year, to (Yen)63.8 billion (US$620 million). Of this, domestic sales accounted for (Yen)39.9 billion (US$388 million), up 7.3%, while sales outside Japan totaled (Yen)23.9 billion (US$233 million), a drop of 4.6%. To further enhance production efficiency, Komatsu Electronic Metals Co., Ltd. will transfer production of discrete wafers from the Hiratsuka Manufacturing Department to the Nagasaki and Miyazaki plants over the next two years. In March 1999 in the fast-growing Taiwan market, which is expected to become the hub of semiconductor production based exclusively on orders, Formosa Komatsu Silicon Corporation, a subsidiary of Komatsu Electronic Metals, opened its new integrated facility handling single crystal pulling to polishing. In the second half of fiscal 2000, the Mailiao Plant commenced mass production of 200mm silicon wafers at an initial monthly capacity of 50,000 wafers. Current plans call for a monthly output of 100,000 wafers in June 2000, ultimately rising to 200,000 depending on future market demand. In December 1999, Formosa Komatsu Silicon attained ISO 9002 for quality assurance.

     Polycrystalline Silicon   Advanced Silicon Materials LLC., a 100% owned
subsidiary of the Company, reorganized and changed its name from Advanced Silicon Materials Inc. in April 2000, continued to face a sluggish market environment for polycrystalline silicon, the raw material for silicon wafers, during the year, adversely affected by inventory adjustments in the silicon wafer manufacturing industry. Advanced Silicon Materials LLC. was further challenged by significant increases in depreciation at its Butte Plant in Montana, which raised production in fiscal 2000. To overcome such adverse conditions, Advanced Silicon Materials focused on sales of differentiated products based on monosilane gas, such as Float Zone and

Charge Replenishment rods, as well as monosilane gas for use in semiconductor production. Advanced Silicon Materials LLC. anticipates a strong recovery of demand for polycrystalline silicon in the summer of 2000 or soon after.

Electronic Equipment and Devices   In fiscal 2000 Komatsu Electronics, Inc.,
Japan's leading manufacturer of thermoelectric modules and temperature control equipment, boosted sales, particularly of micromodules, which have recorded an average annual growth rate of approximately 70% over the last three years. This outstanding rate of growth has been reinforced by the recent full-scale shift to the new Wavelength Division Multiplexing (WDM) method in response to skyrocketing communications, propelled largely by the huge dispersal of the Internet. Allowing for a dramatic increase in data transmission volume and significant cuts in installation costs for fiber optic circuits, the WDM method requires extensive use of semiconductor lasers as the light source and light amplifier. As micro modules are essential for controlling the temperature of these lasers, it is projected that demand will accelerate in line with the future proliferation of fiber optic communication networks. Komatsu Electronics, Inc. is a 100% owned subsidiary of the Company.
During the year, the Company continued to expand sales of our Excimer lasers as the light source for lithographic tools, commonly known as steppers, for semiconductor manufacturing, by aggressively implementing service and marketing activities in Japan and overseas. During the year, the Company also introduced the G20K and G21K models of the KrF (Krypton Fluorine) Excimer laser for use in
0.15 micron and 0.13 micron designing, respectively. In December 1999, the Company led the industry by commercializing the G20A model, the world's first ArF (Argon Fluorine) Excimer laser for mass production of steppers.
The Company reached a basic agreement with Ushio Inc., Japan's leading manufacturer of industrial lamps, to form a 50-50 joint venture to undertake R&D, production, sales, service and all other aspects of business related to Excimer lasers for steppers. In addition to the two companies' technological expertise in Excimer lasers, Gigaphoton Inc., the joint venture established in August 2000, is expected to expand on a global scale by maximizing the combined strengths of Ushio's extensive domestic and international sales and service networks, and Komatsu's advanced Excimer laser technologies and production know-how.

Sales of LAN-related peripheral devices, such as multi-protocol print servers, increased. Sales of touch panel computers also increased with the introduction of new models during the year.

Applied Komatsu Technology, Inc., a joint venture manufacturer of liquid crystal display (LCD) manufacturing systems, accounted for by the equity method, significantly improved sales and earnings for the year ended October 31,1999, reflecting the positive results of large-scale restructuring implemented in 1998. Increased demand for flat panel displays in Taiwan and other Asian countries also made a positive contribution to improved results.
While the market is expected to continue growing on a long-term basis, the percentage of the company's sales in Japan is sliding. The market is also highly unpredictable, with the cycle of fluctuations getting shorter each year. In such market conditions, there are limitations to making speedy, accurate management decisions as a joint venture. With such considerations in mind, the Company transferred full management control of Applied Komatsu Technology to U.S. partner, Applied Materials Inc., selling its 50% stake in the joint venture as of the end of October 1999.


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

     The industrial machinery segment accounted for approximately 2.9% of Komatsu's total revenues for fiscal 2000.

Restructuring of the automotive parts manufacturing industry is progressing, accompanied by global mergers and acquisitions by automakers. However, this reorganization effort has not yet generated sufficient demand to lift the entire market for large presses, although it has stimulated. Despite such a challenging environment, the Company won an order for a 3,250-ton transfer press for the first time from PSA Peugeot Citroen of France as a result of the active sales promotion efforts in Europe during the year. At the same time, the Company continued to reinforce the engineering businesses, centering on large presses for the automobile industry, including preventive maintenance service and retrofitting peripheral equipment. The Company works closely with the customers and provide engineering solutions designed to improve their productivity and safety. During the year, to better serve local customers, Komatsu America Industries LLC. opened its third office, this one in Kentucky,to provide preventive maintenance service for large presses.
In the retrofitting equipment business, the Company won a large-scale order from a leading automaker.

In July 1999, the Industrial Machinery Division implemented thorough organizational reform in the sheet metal forming machine and small and medium-sized press business. As a result, under a new, younger management team, Komatsu Industries Corporation is now responsible for the entire operation, from planning, development and production to sales and service. Within this framework, Komatsu Industries Corporation was divided into four business units: sheet metal forming machines, small and medium-sized presses, service and international business, each with clearly defined roles and responsibilities. After selecting and focusing on strategic products with technological advantages for timely market introduction, as well as restructuring distribution channels, Komatsu Industries Corporation increased the value of about 40% from July 1999 to the present, over the corresponding months of the previous year.

Strategic products introduced during the year by Komatsu Industries Corporation include the HCP press equipped with an AC servomotor, featuring high-precision and value-added processing, and which successfully captured new customers from a variety of industries that are new to Komatsu Industries Corporation.

During the year, Komatsu Industries further strengthened its current alliance with TRUMPF GmbH + Co. KG of Germany, originally entered into in 1995. Under the new agreement, the two partners will take full advantage of their service net-works, customer support and other management resources, in addition to mutually supplying competitive machines to reinforce the complementary relationship.

As a first step, Komatsu Industries will supply its PAS18x40 and PAS35x125 AC servomotor-driven press brake models to TRUMPF. Utilizing the trademarks of both Komatsu Industries and TRUMPF, the two will commence marketing of these models in North America and Europe.

At the same time, Komatsu Industries and TRUMPF will introduce the new TRUMATIC L 2530 laser cutting machine to the Japanese market and undertake sales and service.

     Civil Engineering and Construction Segment
     ------------------------------------------

     Komatsu's civil engineering and construction operations are conducted exclusively within Japan. Komatsu's operations in this segment are conducted primarily through Komatsu Construction Ltd. ("Komatsu Construction"), a 68.5% owned subsidiary of Komatsu, which was established in Japan in 1950. Komatsu Construction operates principally as a subcontractor for the construction of condominiums and public sector civil engineering projects. Public sector civil engineering projects and condominium construction generate virtually all of Komatsu Construction's revenues.

     While public works projects advanced in the latter half of the year, Komatsu Construction and Komatsu House Co. Ltd. ("Komatsu House"), an 85.2% owned Japanese subsidiary of the Company, were adversely affected by the protracted stagnation in private-sector investments and housing starts.

Fiscal 2000 sales by Komatsu Construction fell 7.9% from the previous year to
(Yen)63.0 billion (US$612 million). In the year under review, Komatsu Construction reduced its interest-bearing debt by (Yen)4.0 billion (US$39 million). In February 2000, Komatsu Construction issued new shares in the form of a third-party allotment to the Company, which now owns 68.5%, thus increasing its shareholders' equity.

Komatsu Construction will reorganize its management structure and introduce an executive officer system to effectively meet changes in the business environment, including intensified market competition. On the business front, Komatsu Construction continued to emphasize specialized fields of construction by capitalizing on 29 years of engineering expertise with the radio-controlled amphibious bulldozer D155W-1 and other specialized equipment for over 800 coastal projects.

Sales by Komatsu House, specializing in the manufacture, sales, and lease and rental of commercial-use prefabricated structures, rose 3.6% from the previous year, to (Yen)18.9 billion (US$184 million). Komatsu House registered profits for the year, in contrast to a loss in the previous fiscal year.

In the market for prefabricated office structures, Komatsu House introduced a new series of units with a construction time of only a third of that of conventional models. This outstanding reduction in construction time results from the fact that approximately 80% of all components are manufactured in the factory, which has the added advantage of ensuring better uniformity of quality at the time of construction.

Also during the year, Komatsu House attained ISO9001, demonstrating the advanced level of its quality assurance system for design and manufacturing of prefabricated structures and their components.

Sales in the civil engineering and construction segment increased 2.1% to
(Yen)78,653million

(US$764 million) (or 7.5% of Komatsu's total net sales) in fiscal 2000.

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

     Komatsu Diesel Co., Ltd. has been strengthening sales of diesel engines for both stationary and portable generators to leading manufacturers in the industry. As a result, Komatsu Diesel increased sales and profits for the year. They are also emphasizing solutions-based business expansion through promptly and astutely meeting customer needs by supporting their overseas business expansion and reducing maintenance costs .

Komatsu Zenoah, a manufacturer of mini agricultural and forestry equipment, mini construction equipment, general-purpose two-stroke engines and hydraulic equipment, advanced sales 7.5% from the previous year, to (Yen)43.5 billion (US$423 million). Komatsu Zenoah recorded buoyant sales of agricultural and forestry equipment, centering on eco-friendly systems such as the mobile chipper-shredder, launched in April 1999. Komatsu Zenoah expanded overseas sales, notably in the United States with the introduction of a new, eco-friendly strat-charged engine and increased orders for hobby engines. Komatsu Zenoah also boosted export sales of hydraulic equipment.

Fiscal 2000 sales by Komatsu Forklift Co.,Ltd., a subsidiary accounted for by the equity method, amounted to (Yen)88.3 billion (US$858million), a decrease of 6.6% from the previous year, against the backdrop of sluggish demand for forklift trucks in Japan. By continuing to cut fixed and other costs, however, Komatsu Forklift generated profits, making a good recovery from substantial loss.

In May 2000, the Company and Komatsu Forklift entered a basic agreement with Linde AG, a German manufacturer of forklift trucks with a leading international market share, to build a global collaborative relationship for production and sales.

Under this agreement, Komatsu Forklift acquired 10% of Linde subsidiary, Fiat OM Carrelli Elevatori S.p.A. shares, while Linde obtained 10% of Komatsu Forklift's shares.

Komatsu purchased new shares through third-party allotment and shares from the open market, increasing its equity holding in Komatsu Forklift to 50.8%. As a result, Komatsu Forklift is now a consolidated subsidiary of the Company.

Sales by Komatsu Soft Ltd. amounted to (Yen)21.2 billion (US$206 million) in fiscal 2000, up 1.7% from the previous year. The software development market was overshadowed by restrained corporate investment in large-scale IT due to concerns about the Y2K issue.

Meanwhile, Komatsu Soft's service revenues posted healthy gains, thanks to the rapid proliferation of the Internet among individuals and solid growth of outsourcing by companies.

In March 2000, the Company established an alliance with Toyo Information Systems Co., Ltd., to accelerate its involvement in IT, transferring 65% of Komatsu Soft's outstanding shares to Toyo Information Systems in April 2000, whereupon the former became a subsidiary of the latter.

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

     The following table sets forth Komatsu's net sales by category of activity for the years ended March 31, 2000, 1999, and 1998:


                       Net Sales by Category of Activity
                       ---------------------------------

===========================================================================================================
                           Fiscal Year                     Fiscal Year                    Fiscal Year
                         Ended 3/31/2000                 ended 3/31/1999                ended 3/31/1998
                         ---------------                 ---------------                ---------------
                                                                                     (Millions of Yen)
-----------------------------------------------------------------------------------------------------------
Construction   (Yen)713,529            67.6%    (Yen)731,077          68.9%    (Yen)721,875          65.4%
and Mining
Equipment
-----------------------------------------------------------------------------------------------------------
Electronics           90,335             8.5%          86,608           8.2%         104,265           9.4%
-----------------------------------------------------------------------------------------------------------
Civil                 78,653             7.5%          77,020           7.2%          94,889           8.6%
Engineering
and
Construction
-----------------------------------------------------------------------------------------------------------
Industrial            30,856             2.9%          42,676           4.0%          51,231           4.7%
Machinery
-----------------------------------------------------------------------------------------------------------
Other                142,281            13.5%         124,216          11.7%         131,817          11.9%
-----------------------------------------------------------------------------------------------------------
Total         (Yen)1,055,654           100.0%  (Yen)1,061,597         100.0%  (Yen)1,104,077         100.0%
===========================================================================================================

     * Operating income (loss) for the fiscal year ended March 31, 2000, 1999, and 1998 was also organized according to the same five categories, as follows:

                                             (Millions of Yen)

                                                                                   2000             1999       1998
                                                                                   ----             ----       ----
                    Construction and
                    Mining Equipment                                           (Yen)28,445    (Yen)30,963    (Yen)36,976

                    Electronics                                                     (9,839)       (18,074)        4,043

                    Civil Engineering and
                     Construction                                                      801         (2,984)          338

                    Industrial Machinery                                            (1,719)        (1,961)           88
                    Others

                    Corporate expenses and
                     Elimination                                                     (4,158)        (4,796)       (3,254)

                    -----------------------------------------------------------------------------------------------------
                    TOTAL                                                      (Yen)17,318     (Yen)4,281    (Yen)43,098
                                                                                    ======          =====    ===========

  The following table sets forth Komatsu's net sales by geographic markets for the years ended March 31, 2000, 1999, and 1998 :

                              Net Sales by Geographic Markets
                              -------------------------------

============================================================================================================
                        Fiscal Year                     Fiscal Year                    Fiscal Year
                      Ended 3/31/2000                 Ended 3/31/1999                ended 3/31/1998
              -------------------------------  -----------------------------  ------------------------------
------------------------------------------------------------------------------------------------------------
                                                  (Millions of Yen)
Japan          (Yen)553,822             52.5%   (Yen)523,946           49.4%   (Yen)605,901            54.9%
------------------------------------------------------------------------------------------------------------
Americas             242,609            23.0%         272,091          25.6%         230,824           20.9%
------------------------------------------------------------------------------------------------------------
Europe               123,633            11.7%         119,270          11.2%         113,427           10.3%
------------------------------------------------------------------------------------------------------------
Asia (excluding)      99,558             9.4%          96,853           9.1%         109,572            9.9%
Japan) &
Oceania
------------------------------------------------------------------------------------------------------------
Middle East           36,032             3.4%          49,437           4.7%          44,353            4.0%
& Africa
------------------------------------------------------------------------------------------------------------
Total         (Yen)1,055,654           100.0%  (Yen)1,061,597         100.0%  (Yen)1,104,077          100.0%
============================================================================================================


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

     Komatsu's overseas sales of construction and mining equipment are made through a sales and service network consisting of approximately 180 distributors. The distributors are supplied through trading companies and the Company's subsidiaries and affiliated companies and are supported by Komatsu's liaison offices in major cities around the world. The subsidiaries and affiliated companies are located in Australia, Belgium, Brazil, the Federal Republic of Germany, Hong Kong, India, Indonesia, Italy, Mexico, the Republic of China, the Republic of South Africa, Singapore, Thailand, United Arab Emirates, United Kingdom, the United States of America, and Vietnam. The subsidiaries and affiliated companies provide additional inventory and technical assistance to the distributors and facilitate delivery of emergency spare parts.

     Komatsu launched the SMAP network system in 1998,directly linking distributors and plants in Japan with product quality information. During the year under review, Komatsu launched the system, known as the G-SMAP, globally. With this network system, Komatsu is now able to transmit prompt information worldwide on its construction and mining equipment to the distributors and production bases around the world.

All such information is simultaneously stored in the main database of the G-SMAP and is available to all users of the network, including distributors. Komatsu's development, production, sales and service personnel around the world can utilize the G-SMAP system to reduce the time needed for troubleshooting, to keep abreast of quality issues, and incorporate relevant information in new product development. In this way, the G-SMAP improves product quality and helps customers reduce costs. In addition, the G-SMAP is designed to improve total customer support through processing, utilizing and mutually sharing all information concerning sales, service and parts supply.

Research and Development
------------------------

     Komatsu places a high priority on research and development in order to maintain a competitive advantage in all of its existing lines of products, as well as to develop new business ventures.

     Research and development ("R&D") expenses for fiscal 2000 decreased 7.1% from the previous year, to (Yen)42,460 million (US$412 million), representing 4.0% of net sales. Komatsu's consolidated R&D expenditures for the years ended March 31, 1999 and 1998 amounted to (Yen)45,712 million and (Yen)44,058 million, respectively. The construction and mining equipment segment accounted for R&D expenses of (Yen)23,757 million in fiscal 2000 compared to (Yen)26,595 million in fiscal 1999. The electronics segment recorded R&D expenses of (Yen)8,857 million in fiscal 2000 compared to (Yen)9,861 million in fiscal 1999.

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

(3)  Supporting Geometry-shrink of Semiconductor Circuits

     The acceleration of semiconductor geometry shrink has brought 0.13 micron generation right around the corner. This is requiring new process technology, and the role of material and equipment industry to support this move is becoming increasingly important. On the material (polycrystal silicon, silane gas and wafers) side, R&D effort to silicon material and wafer manufacturing technology is made to improve crystal quality and flatness of wafers. Substantial progress has been made on semiconductor processes and the progress in equipment technology is also on-the-way. Years of experience in R&D of diesel engines and construction equipment awarded Komatsu excellence in technology areas such as optics/laser technology, and heat technology.

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

     Komatsu believes that it is in substantial compliance with existing applicable environmental control regulations and does not expect that the cost of complying with foreseeable requirements will have a material effect upon its financial position and results of operations. In 1992, Komatsu issued the Earth Environment Charter, a comprehensive corporate policy statement representing Komatsu's commitment to compliance with all applicable regulations and industry standards for the protection of the environment. Komatsu annually reviews its compliance with applicable environmental regulations governing its operations.

Employee Relations
------------------

     At March 31, 2000, Komatsu had 28,522 full-time employees in Japan and overseas. Komatsu considers its labor relations to be satisfactory.

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


Item 2.  Description of Property
         -----------------------

     Komatsu's manufacturing operations are conducted in 22 principal plants, 10 of which are located in Japan. As of March 31, 2000, the 22 plants had aggregate manufacturing floor space of 1,299 thousand square meters (13,970 thousand square feet). In addition, Komatsu utilizes additional floor space at such plants and elsewhere for laboratories, office buildings, and employee housing and welfare facilities. Komatsu's plants are currently operating regularly, on a year-round basis, based upon at least one full shift per plant. Komatsu could increase its production by, among other methods, requesting that its employees work overtime or by increasing the number of shifts working at its plants.

     Almost all of Komatsu's manufacturing facilities and the land on which they are located are owned by Komatsu. A portion of the property owned by Komatsu is subject to mortgages or other types of liens which have been established on separate items of property. At March 31, 2000, the net book value of the property owned by Komatsu was (Yen)397,534 million, of which (Yen)45,809 million was subject to encumbrances.

     The name and location of Komatsu's principal plants, their approximate aggregate floor space, and the principal products manufactured therein as of March 31, 2000, are as follows:

  Name of                                                 Approximate
   Plant            Operator            Location          Floor Space              Principal Products
-----------    -------------------  ----------------   ------------------  -----------------------------------
                                                          Square meters
                                                         (thousand sq ft)
Awazu          Komatsu Ltd.         Komatsu            286,000             Small and mediuml-sized
Plant                               (Jpn)               (3,077)            bulldozers, mini and small-sized
                                                                           hydraulic excavators,
                                                                           mini,small,and medium-sized
                                                                           wheel loaders, machine tools,
                                                                           presses, tunnel boring machines,
                                                                           armed vehicles and ammunition

Osaka Plant    Komatsu Ltd.         Hirakata           138,000             Large-sized bulldozers, large and
                                    (Jpn)               (1,485)            medium-sized hydraulic excavators,
                                                                           mobile crushers, mobile soil
                                                                           improving equipment, and mobile wood
                                                                           crushers

Oyama Plant    Komatsu Ltd.         Oyama              184,000             Diesel engines, diesel generators,
                                    (Jpn)               (1,980)            diesel compressors, marine engines,
                                                                           hydraulic components and excimer laser

Mooka          Komatsu Ltd.         Mooka               65,000             Rough-terrain cranes and dump trucks,
Plant                               (Jpn)                 (699)            large sized wheel loaders, motor
                                                                           graders, road construction machinery,
                                                                           trash compactors, and towing tractors

Himi Plant     Komatsu Castex       Himi                56,000             Cast steel, cast iron and casting
               Ltd.                 (Jpn)                 (603)            patterns

Hiratsuka      Komatsu              Hiratsuka           14,000             High purity single crystalline
Plant          Electronic Metals    (Jpn)                 (151)            silicon
               Co., Ltd.

Nagasaki       Komatsu              Nagasaki            23,000             High purity single crystalline
Plant          Electronic Metals    (Jpn)                 (247)            silicon and high purity single
               Co., Ltd.                                                   crystalline silicon wafers

Miyazaki       Komatsu              Miyazaki            23,000             High purity silicon wafers
Plant          Electronic Metals    (Jpn)                 (247)
               Co., Ltd.

Tachikawa      Komatsu Zenoah Co.   Higashi-            22,007             Mini-sized construction equipment,
Plant                               yamato                (237)            mini-sized agricultural and forestry
                                    (Jpn)                                  equipment, general purpose engines,
                                                                           hydraulic equipment


Koriyama       Komatsu Zenoah Co.   Koriyama            14,900             Mini-sized construction equipment,
Plant                               (Jpn)                 (160)            mini-sized agricultural and forestry
                                                                           equipment, general purpose engines,
                                                                           hydraulic equipment

  Name of                                                 Approximate
   Plant            Operator            Location          Floor Space              Principal Products
-----------    -------------------  ----------------   ------------------  -----------------------------------
                                                          Square meters
                                                         (thousand sq ft)
Chattanooga    Komatsu America      Chattanooga           29,730           Hydraulic excavators, wheel loaders,
Plant          International        (U.S.A.)                (320)          graders and cranes
               Company

Peoria Plant   Komatsu Mining       Illinois             108,000           Large-sized wheel loaders and
               Systems, Inc.        (U.S.A.)              (1,162)          dump trucks

Candiac        Komatsu America      Quebec (Can.)          8,280           Wheel loaders
Plant          International                                 (89)
               Company

Suzano Plant   Komatsu do Brasil    Suzano (Brazil)       57,000           Bulldozers and hydraulic excavators
               Ltda.                                        (613)

Birtley        Komatsu UK Ltd.      Birtley               59,700           Medium and large sized hydraulic
Plant                               (U.K.)                  (642)          excavators

Este Plant     Komatsu Utility      Padova                33,876           Mini and small-sized hydraulic
               Europe S.p.A.        (Italy)                 (365)          excavators, backhoe loaders and
                                                                           skid-steer loaders

Changlin       Komatsu Shantui      Jiangsu               14,240           Wheel loaders, motor gradors, and
Plant          Construction         (China)                 (153)          hydraulic excavators
               Machinery Co.,
               Ltd.

Hanomag        Komatsu              Hannover              37,000           Wheel loaders and compactors
Plant          Hanomag AG           (F.R.G.)                (398)

Jakarta        P.T. Komatsu         Jakarta               43,066           Hydraulic excavators, wheel loaders,
Plant          Indonesia Tbk        (Indonesia)             (463)          bulldozers, motor graders, dump
                                                                           trucks, sheet metal parts for
                                                                           construction equipment

Dusseldorf     Komatsu Mining       Dusseldorf            23,269           Super-large-sized hydraulic excavators
Plant          Germany GmbH         (F.R.G.)                (250)

Moses Lake     Advanced Silicon     Moses Lake            27,078           Polycrystal silicon and silane gas
Plant          Materials LLC.       (U.S.A.)                (291)

Butte Plant    Advanced Silicon     Montana               31,383           Polycrystal silicon and silane gas
               Materials LLC.       (U.S.A.)                (338)

               The head office of the Company is located in a ten-story office building in Tokyo which is leased from Komatsu Building Co., Ltd., a 100%- owned consolidated subsidiary of the Company.


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
               stock.

     (2) The total amount of the Company's voting securities owned by the officers, directors and statutory auditors as a group (31 persons) as of June 30, 2000 was as follows:


    Class of Stock           Identity of Person or Group      Amount Owned of Class    Percent
    --------------           ---------------------------      ---------------------    -------
  Common Stock           officers, directors and statutory           686,069            0.072%
                         auditors as a group                         shares

(c) The Company is not aware of any arrangement, the operation of which might at a subsequent date, result in the acquisition of or a change in the control of the Company.


Item 5.   Nature of Trading Market
          ------------------------

     The shares of common stock of the Company are principally listed on the Tokyo Stock Exchange.

     ADSs, each representing 4 shares of common stock, have been issued by Citibank N.A. of New York, as Depositary for the American Depositary Receipts
(ADRs) evidencing the ADSs, and are traded in the US in the over-the-counter market.

     As of July 31, 2000, 958,921,701 shares of common stock were outstanding. On the same date, 12,218,305 ADSs (equivalent to 48,873,220 shares of common stock, or approximately 5.1% of the total number of shares of common stock outstanding on that date) were outstanding and were held by 14 record holders of ADRs.

The following table sets forth for the periods indicated the reported high and low sales prices of the Company's stock on Tokyo Stock Exchange and the the reported high and low sales prices of ADSs.

                                    Tokyo Stock Exchange              ADS's Prices in the
                                           Price                      over-the-counter
                               Per Share of Common Stock market

                                    high        Low                     High          Low
The fiscal year ended March 31,2000
     1st quarter                        820        605  Yen                 27 3/4    20 3/8  US$
     2nd quarter                        793        606                      27 1/2    23 1/2
     3rd quarter                        742        460                      27 1/2        18
     4th quarter                        574        444                      20 5/8    16 3/4
The fiscal year ended March 31,1999
     1st quarter                        703        526  Yen                 21 3/8        16  US$
     2nd quarter                        745        575                      20 1/4    16 1/2
     3rd quarter                        691        548                      23 5/8        16
     4th quarter                        655        505                          23    18 1/4


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

     On March 28, 1996, the Company, Komatsu Finance America Inc., and Komatsu Finance (Netherlands) B.V. (the "Issuers") established and registered the US$1 billion Euro Medium-Term Note Program on the London Stock Exchange. The aggregate nominal amount of the Notes under the Program was increased to US$1.2 billion on April 1, 1999, and Komatsu Australia Pty. Ltd. joined the Program as an additional Issuer on March 31, 2000. Under this program, each of the Issuers may from time to time issue notes denominated in any currency.


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

  By a resolution adopted at the annual shareholders' meeting on June 27, 1997, the Company's Articles of Incorporation were amended to enable the Company to acquire its shares for cancellation by appropriation of retained earnings, up to a maximum of ninety million (90,000,000) shares, pursuant to a resolution of the Board of Directors. The Company completed such acquisition at the total acquisition price of (Yen)9,773 million by April 12, 1998 and canceled the 15,000,000 shares, and at the total acquisition price of (Yen)6,340 million in May, 2000 and canceled the 10,000,000 shares.

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

  Also, by a resolution adopted at the annual shareholders' meeting on June 29, 1999, the Company was authorized to acquire up to 1.2 million (1,200,000) shares at a maximum total acquisition price of (Yen)1.2 billion for transfer to certain of its directors and employees. As of July 23, 1999, the Company completed the acquisition of 1.2 million (1,200,000) shares at the total acquisition price of 925 million. On December 7,1999, the Company sold 20,000 of the 1,200,000 shares on the market.

  Also, by a resolution adopted at the annual shareholders' meeting on June 28, 2000, the Company was authorized to acquire up to 1.2 million (1,200,000) shares at a maximum total acquisition price of (Yen)1 billion for transfer to certain of its directors and employees.

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

  Under Japanese tax laws currently in effect, the payment of interest on debt securities issued outside Japan by a Japanese company (on or after April 1, 1998 and on or before March 31, 2002) and the difference, if any, between the issue price and the amount payable upon redemption of such debt securities will not be subject to the withholding of Japanese income tax, if such interest or difference is payable outside of Japan to a non-resident of Japan or non-Japanese corporation which (in the case of interest) has submitted documents certifying its non-Japanese residency in accordance with the requirements set out in Japanese tax laws.

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


Item 8.  Selected Financial Data
         -----------------------

  Attached hereto and incorporated in full by reference are pages 38 and 39 of the Company's 2000 Annual Report to Shareholders pertaining to the "Ten-year Summary", which pages comprise part of the Consolidated Financial Statements attached hereto.

(The most recent practicable exchange rate into United States dollars of Japanese yen was (Yen)109.65=U.S.$1 as of July 31, 2000.)


Item 9.  Management's Discussion and Analysis of
         Financial Condition and Results of Operations
         ---------------------------------------------

Outlook

     The statements contained in this Outlook section are based on management's current expectations. With the exception of the historical information contained herein, the statements presented in this Outlook section are forward-looking statements that involve numerous risks and uncertainties that could significantly affect expected results. Actual results may differ materially.

Construction and Mining Equipment. In current past, the highest priority of Komatsu's Japanese construction equipment business has been to restructure the production system. The Company launched measures for this purpose in the fall of 1998, and completed all the plans for the subject fiscal year on schedule. The entire restructuring program was completed in August 2000 with consolidation of Tachikawa and Saitama plants of Komatsu Zenoah Co. in Kawagoe.

Preceding this restructuring program Komatsu had streamlined sales and logistics operations. With the completion of the restructuring program, Management believes that Komatsu's construction and mining equipment is in a position to generate stable earning over the foreseeable future even when total demand in the Japanese market remains at about the current level.

Komatsu's construction and mining equipment business already enjoys the advantage of our global networks for sales, service and production; brand power and predominant use of our equipment; and in-house production of key components. By adding IT to these advantages, Komatsu will facilitate growth in this business. The Company has defined the following four directions as the hub of the growth strategy:

(1) Globalization

Komatsu astutely anticipated globalization of markets and appropriately established the sales, service and production bases. Komatsu will now press ahead with the creation of customer-driven organizations to enhance the market presence through finely tuned marketing strategies. At the same time, by reinforcing and tailoring our marketing and globalizing the R&D, Komatsu will enhance its globalization with original features.

(2) Full-line offering

Komatsu is ready to consider and implement aggressive investments in high-growth products and business areas, including strategic alliances to complement the products and expertise.

(3) Environmental business

Komatsu is convinced of the vast business potential afforded by environmental protection for the construction and mining equipment business, and is confident of the success in this area.

(4) Solutions to different stages of the product life cycle of construction and mining equipment

Komatsu will take active steps to expand the solutions-centered business in the areas of after-sales, ranging from lease and rental, parts and service, and sales of used equipment to logistics, and non-life insurance, all of which will expand sales and profits. In these after-sales markets, Komatsu is confident of differentiating its products and technologies, notably through IT utilization. Komatsu also believes IT will have a major positive impact on changing the way of doing business and the business models.

Electronics. Management believes Komatsu's electronics business is now on track for recovery, with prospects for mid- and long-range growth.

Operating loss from the electronics segment improved to (Yen)9,839 million (US$96 million) in fiscal 2000 from a loss of (Yen)18,074 million in fiscal 1999. This year, further improvement in this segment is expected to continue to reduce the level of losses. Management believes, however, that improvement in the silicon wafer business will likely depend on the rebound and normalization of price.

Komatsu Electronic Metals Co., Ltd., having successfully concentrated production in Japan and Taiwan, is working to differentiate its technologies and business to gain the top global market position for 200mm wafers in terms of quality, cost and delivery.

Komatsu Silicon America, Inc. is planning to transfer its processing equipment to other group companies, which could effectively utilize the same, with a view to reducing the costs of maintaining unused equipment, which was one of the major reasons for the loss Komatsu Silicon America, Inc. suffered in fiscal 2000.

Sales of polycrystalline silicon by Advanced Silicon Materials LLC. were slow during fiscal 2000, reflecting an overall weak demand for the product. To overcome such adverse conditions, Advanced Silicon Materials focused on sales of differentiated products from monosilane gas, such as float zone and charge replenishment rods, as well as monosilane gas itself for use in semiconductor production.

Management believes the Excimer laser business will be further strengthened in the global market by capitalizing on an alliance with Ushio Inc. In thermoelectric modules and other products with established technological superiority, the Company is reinforcing the business bases with the goal of achieving substantial gains in both sales and profits. Committed to securing a reputation for total reliability, the Company is making strong efforts to support its customers in improving their quality, cost and delivery, as well as productivity, through the constant innovation of technology.

     Industrial Machinery. Komatsu's industrial machinery business comprises large presses for the automobile industry, sheet metal forming machines, small and medium-sized presses and machine tools. Based on the results in fiscal 2000, Komatsu is significantly increasing its efforts to reform our financial position in the sheet metal forming machine and small and medium-sized press business. In other industrial machinery businesses, to secure profitability, Komatsu will restructure relevant organizations and reallocate the workforce to maximize the strengths and match respective market sizes.

Civil Engineering and Construction. Under the flat demand and negative or slow revenue growth of civil engineering and construction business in Japan, Komatsu will continue to emphasize the specialized field of coastal construction projects, such as coastal infrastructure development, environmental reclamation, unmanned civil engineering projects at hazardous sites and other works, using amphibious bulldozer D155W and other specialized equipment, Komatsu will also continue to reinforce proposal-based sales of its prefabricated structures that feature advantages in terms of quality, cost and delivery.

     Foreign Exchange Rate Fluctuations. Sales to customers located outside Japan represented approximately 48% and 51% of Komatsu's net revenues in fiscal 2000 and fiscal 1999, respectively. Komatsu expects that a significant portion of its revenues will continue to be from sales to customers outside of Japan. A significant proportion of Komatsu's international sales has been denominated in United States dollars. An appreciation in the value of the yen against the dollar could generally have an adverse effect on Komatsu's results of operations although Komatsu has reduced its exposure to changes in the exchange rate between the yen and the dollar by increasing the local content of its products manufactured in the United States and elsewhere outside Japan. To further reduce foreign exchange risks, Komatsu executes forward exchange contracts as described in Item 9A below. The devaluation of the yen against the dollar generally results in an increase in Komatsu's operating profit.

Results of Operations

Comparison of Fiscal 2000 with Fiscal 1999
------------------------------------------

     Net Sales

Komatsu's net sales decreased 0.6% in fiscal 2000 to (Yen)1,055,654 million (US$10,249 million) from (Yen)1,061,597 million in fiscal 1999. Domestic net sales increased 5.7% to (Yen)553,822 million (US$5,377 million) in fiscal 2000 from (Yen)523,946 million in fiscal 1999 owing primarily to the positive effect of the government's economic stimulus measures and improved housing investments in Japan.

Overseas net sales decreased 6.7% to (Yen)501,832 million (US$4,872 million) in fiscal 2000 from (Yen)537,651 million in fiscal 1999 due to construction and mining equipment operation mainly attributable to the adverse effect of foreign exchange translations.

Net sales in the Americas decreased 10.8% to (Yen)242,609 million (US$2,355 million) mainly attributable to the adverse effect of foreign exchange translations, as well as dwindling demand for construction and mining equipment.

Net sales in Europe increased 3.7% to (Yen)123,633 million (US$1,200 million) due to the brisk demand remaining for construction and mining equipment throughout the year under review.

Net sales in Asia (other than Japan) and in Oceania increased 2.8% to
(Yen)99,558 million (US$967 million) in fiscal 2000 due to the sign of the demand recovery in the logging and mining industries in Southeast Asia and the continued growth of demand for construction and mining equipment China.

Net sales in the Middle East and Africa decreased 27.1% to (Yen)36,032 million (US$350 million) due to the market demand falling of the construction and mining equipment.

     Earnings

     Cost of sales for fiscal 2000 declined 1.3% to (Yen)796,820 million (US$7,736 million) from (Yen)807,255 million in fiscal 1999. The cost of sales to net sales ratio decreased 0.5% to 75.5% in fiscal 2000 from 76.0% in fiscal 1999.

     SG&A expenses for fiscal 1999 decreased 3.4% to (Yen)241,516 million (US$2,345 million). The ratio of SG&A expenses to net sales in fiscal 2000 was 22.9%, down 0.7% from 23.6% in fiscal 1999.

As a result, operating income for fiscal 2000 was (Yen)17,318 million (US$178 million), an increase by (Yen)13,037 million from (Yen)4,281 million in fiscal 1999. This improvement was brought about primarily by improved earnings in the electronics business, owing to the recovery of demand for silicon wafers, and improved finances in the civil engineering and construction business, attributable to a substantial operating loss in the previous year.

Net interest and other income and expenses for fiscal 2000 contributed
(Yen)2,077 million (US$20 million), compared to a loss of (Yen)13,885 million in fiscal 1999. This resulted from the fact that other expenses in fiscal 1999included a large write-down due to the devaluation of domestic marketable and investment securities, while net other income in fiscal 2000 included large gains on gain on sales of assets such as an equity stake in Applied Komatsu Technology, Inc., gain on sale of idle properties of the Osaka Plant in Nakamiya district.

     Interest and other income for fiscal 2000 also included a gain of
(Yen)23,103 million (US$224 million) from the sales of idle property at the Osaka Plant in Nakamiya district. As a result of this profit and the decrease in selling, general and administrative expenses described above, income (loss) before income taxes, minority interests and equity in earnings increased in fiscal 2000, resulting in a net income of (Yen)19,395 million (US$188 million), compared with a loss of (Yen)9,604 million in fiscal 1999.

     Minority interests in income (loss) of consolidated subsidiaries was loss after income tax of (Yen)88 million (US$0.9 million) in fiscal 2000, representing a reduction by (Yen)6,950 million from income after income tax of
(Yen)6,862 million in fiscal 1999. In fiscal 2000, equity in earnings (losses) of affiliated companies increased to a gain of (Yen)4,038 million (US$39 million), from a loss of (Yen)7,575 million in fiscal 1999 due primarily to gain on sales of assets such as an equity stake in Applied Komatsu Technology, Inc.

As a result, the Company's net income in fiscal 2000 totaled (Yen)13,395 million (US$130 million), firmly moving back into profitability.

     On a per share basis, net income for fiscal 2000 amounted to (Yen)13.85 (US$0.13), while cash dividends per share were to (Yen)6.00 (US$0.06) for the year. Cash dividends per share were (Yen)7.00 in fiscal 1999.

Comparison of Fiscal 1999 with Fiscal 1998
------------------------------------------

     Net Sales Komatsu's net sales decreased 3.8% in fiscal 1999 to
(Yen)1,061,597 million(US$8,997 million) from (Yen)1,104,077 million in fiscal 1998. While the increase in overseas net sales, in construction and mining equipment operation, offset a decline in domestic net sales, both domestic and overseas net sales of other operations decreased. Overseas net sales increased 7.9% to (Yen)537,651 million (US$4,556 million) in fiscal 1999 from (Yen)498,176 million in fiscal 1998 due to construction and mining equipment operation. Domestic net sales decreased 13.5% to (Yen)523,946 million (US$4,440 million) in fiscal 1999 from (Yen)605,901 million in fiscal 1998 due primarily to depressed domestic demand for construction and mining equipment which resulted from the sluggish Japanese economy. While net sales in Asia (other than Japan) and in Oceania decreased 11.6% to (Yen)96,853 million (US$821 million) in fiscal 1999 due to economic crises experienced by certain countries in the region, this decline was outweighed by increased sales in other regions, including the Americas, Europe, the Middle East and Africa. Overseas business expansion in fiscal 1999 was particularly strong in the Americas and Europe, with net sales in the Americas increasing 17.9% to (Yen)272,091 million (US$2,306 million) in fiscal 1999 from (Yen)230,824 million in fiscal 1998 and net sales in Europe increasing 5.2% to (Yen)119,270 million (US$1,011 million) in fiscal 1999 from
(Yen)113,427 million in fiscal 1998. Net sales in the Middle East and Africa increased 11.5% to (Yen)49,437 million (US$419 million) in fiscal 1999.

     Earnings Cost of sales for fiscal 1999 declined 2.3% to (Yen)807,255 million (US$6,841 million) from (Yen)826,627 million in fiscal 1998. The cost of salesto net sales ratio grew 1.1% to 76.0% in fiscal 1999 from 74.9% in fiscal 1998. SG&A expenses for fiscal 1999 increased 6.7% to (Yen)250,061 million (US$2,119 million). The ratio of SG&A expenses to net sales in fiscal 1999 was 23.6%, up 2.4% over 21.2% in fiscal 1998. As a result, operating income for fiscal 1999 declined 90.1% compared to the previous fiscal year to (Yen)4,281 million (US$36 million). Major contributing factors were weak silicon wafer prices, one-time expenses resulting from the restructuring of manufacturing operations and a substantial operating loss incurred in the civil engineering and construction business. Net interest and other income and expenses for fiscal 1999 generated a loss of (Yen)13,885 million (US$118 million), compared to a loss of (Yen)2,846 million in fiscal 1998, including a large write-down of
(Yen)14,214 million (US$120 million) due to the devaluation of domestic marketable and investment securities precipitated by the weak stock market and economy in Japan. Interest and other income for fiscal 1999 also included a gain of (Yen)7,206 million (US$61 million) from the sales of property at Machida in Japan. As a result of this loss and the increase in selling, general and administrative expenses described above, income (loss) before income taxes, minority interests and equity in earnings shrank in fiscal 1999, resulting in a net loss of (Yen)9,604 million (US$81 million), compared with income of
(Yen)40,252 million in fiscal 1998, and declined 4.5% to minus 0.9% as a percentage of net sales. Minority interests in income (loss) of consolidated subsidiaries raised income after income tax by (Yen)6,862 million (US$58 million) in fiscal 1999, a reverse from the reduction in income after income tax of (Yen)933 million in fiscal 1998, reflecting losses of such consolidated subsidiaries due primarily to KEM. In fiscal 1999, equity in earnings (losses) of affiliated companies fell to a loss of (Yen)7,575 million (US$64 million), from a gain of
(Yen)763 million in fiscal 1998 due primarily to one-time expenses resulting from the restructuring of the operating base of AKT. As a result, and for the first time since the introduction of consolidated financial statements in 1964, Komatsu experienced a net loss in fiscal 1999 of (Yen)12,378 million (US$105 million). On a per share basis, net loss for fiscal 1999 amounted to (Yen)12.77 (US$0.11), while cash dividends per share were reduced by (Yen)1.00, to
(Yen)7.00 (US$0.06) for the year. Cash dividends per share were (Yen)8.00 in fiscal 1998.

Performance by Segment

     Komatsu operates in five business segments: Construction and mining equipment, electronics, industrial machinery, civil engineering and construction, and other operations.

     Construction and Mining Equipment. Fiscal 2000 net sales of construction and mining equipment totaled (Yen)713,529 million (US$6,927 million), a decrease of 2.4% compared to (Yen)731,077 million in fiscal 1999 which represented an increase of 1.3% compared to (Yen)721,875 million in fiscal 1998. Construction and mining equipment net sales accounted for 67.6% of Komatsu's worldwide net sales in fiscal 2000. While sales in Japan increased 8.8%, to (Yen)268,867 million (US$2,610 million) in fiscal 2000 from (Yen)247,102 million in fiscal 1999, sales outside Japan decreased 8.1% to (Yen)444,662 million (US$4,317 million) in fiscal 2000. Sales in Japan represented 37.7% of total sales of construction and mining equipment, up 3.9% from the previous fiscal year, while the proportion of sales outside Japan decreased to 62.3%. Overall, net sales of construction and mining equipment comprised 67.6% of Komatsu's total net sales in fiscal 2000, down 1.3% from 68.9% in fiscal 1999 and up 2.3% from 65.3% in fiscal 1998.

     Operating income from the construction and mining equipment segment for fiscal 2000 decreased 8.1% compared to the previous fiscal year to (Yen)28,445 million (US$276 million). In fiscal 1999 operating income decreased 16.2% to
(Yen)30,963 million from (Yen)36,976 million in fiscal 1998 due primarily to a decrease in domestic sales and one-time expenses resulting from restructuring.

     Electronics. In the electronics business, fiscal 2000 net sales from electronics operations increased 4.3% to (Yen)90,335 million (US$877 million) from (Yen)86,608 million in fiscal 1999, as sales in Japan increased 9.9% to
(Yen)62,530 million (US$607 million), and sales outside Japan decreased 6.4% to
(Yen)27,805 million (US$270 million).  Fiscal 1999 net sales decreased 16.9% to
(Yen)86,608 million from (Yen)104,265 million in fiscal 1998. Electronics accounted for 8.5% of Komatsu's net sales in fiscal 2000, compared with 8.2% in fiscal 1999 and 9.4% in fiscal 1998.

     KEM, a 63.4% owned subsidiary of the Company engaged in the manufacture of silicon wafers, had sales of (Yen)63,862 million (US$620 million) for fiscal 2000, a increase of 2.5% over sales of (Yen)62,277 million the previous fiscal year.

     Operating income (loss) from the electronics segment for fiscal 2000 was an operating loss of (Yen)9,839 million (US$96 million), which was an improvement that cut the operating loss of (Yen)18,074 million in fiscal 1999, by almost one half. This was due to improved conditions in semiconductor market, the recovery of worldwide demand for silicon wafers and prices beginning to rebound during the year.

In fiscal 2000, the Company recorded impairment losses on long-lived assets at its wholly owned subsidiary in the electronics segment. Such impairment losses were calculated using the best estimate of discounted future cash flows based on the assumption to continue its operation.

     Industrial Machinery. Fiscal 2000 sales of industrial machinery decreased 27.7% to (Yen)30,856 million (US$300 million) from (Yen)42,676 million in fiscal 1999. Fiscal 1999 sales of industrial machinery of (Yen)42,676 million represented a decrease of 16.7% over sales of (Yen)51,231 million in fiscal 1998. This sales decline was due to primarily depressed demand in Japan and sales of large presses as well as a decline in sales of modular transfer presses, reflecting restrained investments by the automobile manufacturing industry. Sales in Japan decreased 22.3%, to (Yen)18,301 million (US$178 million), in fiscal 2000 from (Yen)23,549 million in fiscal 1999, and sales outside Japan decreased 34.4% to (Yen)12,555 million (US$122 million). Industrial machinery comprised 2.9% of sales of Komatsu's fiscal 2000 sales, compared to 4.0% in the previous fiscal year and 4.7% in fiscal 1998.

     Operating income (loss) from the industrial machinery segment for fiscal 2000 totaled an operating loss of (Yen)1,719 million (US$17 million), compared to operating loss of (Yen)1,961 million in fiscal 1999 and operating profit of
(Yen)88 million in fiscal 1998.

     Civil Engineering and Construction. Limited to the Japanese market, sales for Komatsu's civil engineering and construction operations increased 2.1% to
(Yen)78,653 million (US$764 million) in fiscal 2000 from (Yen)77,020 million in fiscal 1999, which represented a 18.8% decrease from (Yen)94,889 million in fiscal 1998. Civil engineering and construction amounted to 7.5% of sales of Komatsu in fiscal 2000, compared to 7.2% in the previous fiscal year.

     Komatsu Construction, the major business unit of Komatsu's civil engineering and construction operations, had sales of (Yen)63,020 million (US$612 million) for fiscal 2000, down 7.9% over (Yen)68,400 million in fiscal 1999.

     Sales of Komatsu House, which is engaged in the sale of commercial-use prefabricated buildings, increased 3.6% to (Yen)18,927 million (US$184 million) in fiscal 2000 from the level of the previous fiscal year.

     Operating income (loss) from the civil engineering and construction segment for fiscal 2000 amounted to an operating income of (Yen)801 million (US$8 million). In fiscal 1999 operating loss amounted to (Yen)2,984 million due primarily to a lump sum write off of delinquent receivables. Operating income was (Yen)338 million in fiscal 1998.

     Other Operations. Fiscal 2000 sales from Komatsu's other operations increased 14.5% to (Yen)142,281 million (US$1,381 million) from (Yen)124,216 million in fiscal 1999.

     Operating income from other operating segments for fiscal 2000 increased 234.3% compared to the previous fiscal year to (Yen)3,788 million (US$37 million) due to increased sales of products of agricultural and forestry equipment, centering on eco-friendly systems such as the mobile chipper-shredder. In fiscal 1999 operating income decreased by 76.9% to
(Yen)1,133million from (Yen)4,907 million in the previous fiscal year due to decreased sales of products such as diesel engines and logistics packages due to a stagnant domestic market for construction equipment.

Performance by Region

     Japan. Net sales to customers in Japan increased 5.7% from (Yen)523,946 million in fiscal 1999 to (Yen)553,822 million (US$5,377 million) in fiscal 2000. Operating income (loss) for Komatsu's operations in Japan increased from a loss of (Yen)10,052 million in fiscal 1999 to a income of (Yen)955 million (US$9 million) in fiscal 2000. The increase in sales came from the recovery of the demand for construction equipment demand in Japan and the increase of the sales domestic electronics operation. Compared to fiscal 1998, net sales to customers in Japan and operating income (loss) recorded by Komatsu's operations in Japan in fiscal 1999 decreased by 13.5% (from (Yen)605,901 million) and decreased by 37,702 million from operating income of (Yen)27,650 million, respectively.

     Asia (Excluding Japan) and Oceania. Net sales to customers in the rest of Asia and Oceania increased 2.8% to (Yen)99,558 million (US$967 million) in fiscal 2000 compared to (Yen)96,853 million in fiscal 1999. Net sales in fiscal 1999 decreased 11.6% from (Yen)109,572 million in fiscal 1998. The increase in net sales in fiscal 2000 was due to the recovery of the market demand in Asia for Komatsu's products. Net sales to customers in Asia (excluding Japan) and Oceania comprised 9.4% of Komatsu's worldwide net sales in fiscal 2000, up from 9.1% in fiscal 1999 and down from 9.9% in fiscal 1998.

     Americas. Net sales to customers in North America, Central America and South America, decreased 10.8% in fiscal 2000 to (Yen)242,609 million (US$2,355 million) from (Yen)272,091 million in fiscal 1999. Fiscal 1999 net sales increased 17.9% over net sales of (Yen)230,824 million in fiscal 1998. The decrease in net sales in fiscal 2000 was due to decreased demand for construction equipment in North America. North American, Central American and South American net sales accounted for 23.0% of Komatsu's net sales worldwide in fiscal 2000, down from 25.6% in fiscal 1999 and up from 20.9% in fiscal 1998.

     Operating income generated by Komatsu's operations in the Americas increased 62.7% during fiscal 2000 to (Yen)12,354 million (US$120 million) from
(Yen)7,594 million in fiscal 1999. Compared to fiscal 1998, operating income recorded in fiscal 1999 decreased by 46.0% from (Yen)14,064 million due to the substantial operating losses of KSA and ASiMI.

     Europe.  Net sales to customers in Europe in fiscal 2000 increased 3.7% to
(Yen)123,633 million (US$1,200 million) from (Yen)119,270 million in fiscal 1999. Fiscal 1999 net sales increased 5.2% over (Yen)113,427 million in fiscal 1998. Increased sales in fiscal 2000 and 1999 were due primarily to increased sales of hydraulic excavators, wheel loaders and utility equipment. Net sales to customers in Europe comprised 11.7% of Komatsu's net sales worldwide in fiscal 2000, up from 11.2% in fiscal 1999 and 10.3% in fiscal 1998.

     In fiscal 2000, operating income from Komatsu's operations in Europe decreased to (Yen)4,284 million (US$42 million) from (Yen)9,253 million in fiscal 1999 due to the depreciation of Euro currency. Compared to fiscal 1998, operating income recorded in fiscal 1999 increased by (Yen)4,863 million from
(Yen)4,390 million.

     Middle East and Africa. In the Middle East and Africa, Komatsu's net sales decreased 27.1% to (Yen)36,032 million (US$350 million) in fiscal 2000 compared to (Yen)49,437 million in fiscal 1999, which in turn represented an 11.5% increase from net sales of (Yen)44,353 million in fiscal 1998. The sales decline came from the decrease of the demand for the equipment in the Middle East and Africa. Net sales to customers in the Middle East and Africa comprised 3.4% of Komatsu's net sales worldwide in fiscal 2000, down from 4.7% in fiscal 1999 and 4.0% in fiscal 1998.

Liquidity and Capital Resources

     Cash and cash equivalents at March 31, 2000 were (Yen)80,476 million (US$781 million), a decrease of (Yen)6,825 million from the previous fiscal year end. Net cash provided by operating activities was (Yen)34,224 million (US$332 million) for fiscal 2000, approximately the same level as (Yen)34,346 million in the previous fiscal year.

     Net cash provided by investing activities in fiscal 2000 was (Yen)18,880 million (US$183 million) and increased by (Yen)82,883 million from (Yen)64,003 million used in fiscal 1999. This increase was principally due to the decrease of capital expenditures by (Yen)57,146 million and the increase in the proceeds from sales of property by (Yen)23,515 million in fiscal 2000 compared to fiscal 1999. Net cash used in financing activities increased to (Yen)61,565 million (US$598 million) in fiscal 2000, an increase of (Yen)68,179 million over
(Yen)6,614 million provided by financing activities in fiscal 1999, principally reflecting the repayment of the debt during fiscal 2000.

Working capital in fiscal 2000 increased 2.2% from the previous year, to
(Yen)261,736 million (US$2,541 million).

     The current ratio (current assets divided by current liabilities) in fiscal 2000 increased by 7.2% over the previous year to 149.3%, compared with 142.1% in fiscal 1999.

Capital expenditures in fiscal 2000 decreased 49.7% over the previous fiscal year, to (Yen)57,728 million (US$560 million), caused primarily by the completion of an investment cycle in the electronics business, which resulted in reduced capital expenditures of (Yen)48,765 million (US$473 million) in the electronics business segment. Capital expenditures in fiscal 1999 decreased 6.6% over the amount in fiscal 1998. Commitments for capital expenditures outstanding as of March 31, 2000, totaled approximately (Yen)599 million (US$6 million).

     In the construction and mining equipment segment, which is a mature industry, Komatsu has already developed worldwide production and distribution capabilities. Accordingly, Komatsu does not anticipate that it would need to incur significant capital expenditures or other investments to expand its production in this segment.

     At March 31, 2000, Komatsu had a cash balance of (Yen)80,476 million (US$781 million). At that date, Komatsu's consolidated total debt was
(Yen)460,259 million (US$4,469 million), (Yen)214,970 million (US$2,087 million) of which was short-term debt (including current portions of long-term debt). As of March 31, 2000, (Yen)54,306 million of Komatsu's long-term debt was scheduled to mature in fiscal 2001, (Yen)40,147 million in fiscal 2002, and (Yen)205,142 million in fiscal 2003 and thereafter.

     Komatsu intends to meet its future capital expenditures, debt service and working capital requirements from cash flow from operations; borrowings, including under new lines of credit; securitization of accounts receivable; sales of real property; and capital markets funding, including commercial paper.

     Komatsu has implemented an accounts receivable securitization program and such securitizations are expected to become an important source of funds for Komatsu in the future. As of March 31, 2000, Komatsu had securitized accounts receivable totaling (Yen)72,320 million (US$702 million) (or 16.4% of total accounts receivable at that date). Of this amount, (Yen)31,360 million related to receivables generated by Komatsu's Japanese operations and (Yen)40,960 million related to receivables generated by Komatsu's North American operations. As of March 31, 1999, Komatsu had securitized accounts receivable totaling
(Yen)63,714 million (or 14.6% of total accounts receivable at that date). Of this amount, (Yen)23,219 million related to receivables generated by Komatsu's Japanese operations and (Yen)40,495 million related to receivables generated by Komatsu's North American operations.

     Komatsu sold idle properties of the Osaka Plant in Nakamiya district for
(Yen)26.0 billion in fiscal 2000.

     As of July 31, 2000, the Company had outstanding (Yen)19,000 million of commercial paper issued under its (Yen)50,000 million commercial paper program, scheduled to mature in September 2000 and October 2000. As of July 31, 2000, Komatsu Finance America Inc. ("KFA") had outstanding US$200 million of commercial paper issued under its US$400 million commercial paper program (the "CP Program") and US$764 million of notes issued under its US$1,200 million Euro Medium Term Note Program ("EMTN Program"). Under EMTN Program, the Company, KFA, Komatsu Finance (Netherlands) B.V. ("KFN") and Komatsu Australia Pty., Ltd. may from time to time issue notes denominated in any currency. The commercial paper issued under the CP Program have scheduled maturities during August and September of 2000 and the notes issued under the EMTN Program are scheduled to mature on various dates through November 2008. As of July 31, 2000, Komatsu Europe Coordination Center N.V. had outstanding EUR81 million of commercial paper issued under its EUR150 million commercial paper program, which have scheduled maturities during August, September, and October of 2000 and April of 2001. As of July 31, 2000, Komatsu Finance (Netherlands) B.V. had EUR74 million of notes issued under its EMTN program, which are scheduled to mature on various dates through April 2004.

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

Dividend Policy

     The Company maintains returns on shareholders' equity while striving to secure internal funds for reinvestment. In fiscal 2000, the Company paid its year-end dividend for fiscal 2000 to (Yen)3 (annual dividend to be (Yen)6 per share) based on the policy as above, and payout ratio of fiscal 2000 was 42.6%. In fiscal 1997, 1998 and 2000, the Company implemented acquisition and writeoff of its outstanding common shares. In its endeavor to increase returns on shareholders' equity, the Company will continue to take such actions on a continual basis in the years ahead, taking into account stock market trends, cash flows and other relevant financial conditions.

Environmental Policy

     As Japan's top manufacturer and an international leader in construction and mining equipment, the Company is aware of its social responsibility toward the environment. Komatsu regards the protection of the environment as an important goal of business and seeks to lead the industry in setting environmental protection standards.

Energy Saving

     The Company is working to reduce energy consumption at its plants by 15% from the 1990 level by the end of March 2011, which would surpass the rate of 10% set by the Japan Construction Equipment Manufacturers Association. As of the end of March 2000, the Company attained a reduction of approximately 12.5% from 1990 levels.

Protecting the Ozone Layer

     The Company had virtually discontinued use of ozone-depleting chemicals by the end of March 1993, and completely discontinued their use by the end of March 1996.

Efficient Use of Resources

     The Company plans to reduce industrial waste to near-zero levels by the end of March 2011. As of the end of March 2000, the Company had reduced levels by 68%.

Soil and Underground Water Pollution Prevention Measures

     By the end of March 1997, the Company had completely discontinued the use of organic chlorine-based solvents.

     In its life cycle assessment (LCA) of its construction equipment, the Company focuses on the following four goals: curbing owning and operating (O&O) costs, reducing CO2 emissions, cutting toxic matter and improving recyclability.

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

     The Company committed to reducing CO//2// emissions from its diesel engines. The Company will strive to reduce emissions by 5% in 2005 and 10% in 2010 from the 1998 level.

     In January 1998, the Company teamed up with Cummins, the world's top manufacturer of engines, to establish Industrial Power Alliance, Ltd. ("IPA"), a 50-50 joint venture based at the Company's Oyama Plant. IPA is engaged specifically in the research and development of next-generation diesel engines with reduced CO2 emissions, enhanced cost competitiveness and durability, and low noise. As a partner and international engine development center to both Cummins and the Company, IPA is poised to be a leader in next-generation engines.


Year 2000 Issues

Defining the Y2K issue as one of the most important management tasks to assure the Quality and Reliability of its management, Komatsu has been addressing the problem since late 1996, when it instituted a Companywide program. As a result, no problems worthy of note have occurred within the Group. Although Komatsu will continue to monitor the issue, Komatsu does not anticipate any serious problems in the future.

Komatsu expenditures for the counter-Y2K activities totaled approximately
(Yen)6.0 billion, of which about (Yen)5.5 billion was expended by the end of March 31, 1999, while the balance of about (Yen)0.5 billion (US$5 million) was used in fiscal 2000. These expenditures did not have any serious impact on the business and cash flows of the Company.

The above statement concerning the Year 2000 Readiness Disclosure does not constitute a statement of warranty and may not be interpreted to expand any warranty provided with any Komatsu product.

  Financial Review
  ----------------

  Attached hereto and incorporated in full by reference are pages 34, 35, 36 and 37 of the Company's 2000 Annual Report to Shareholders pertaining to "Financial Review", which pages comprise part of the Consolidated Financial Statements attached hereto.


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

  The following table provides information concerning derivative financial instruments of Komatsu in relation to foreign currency exchange transactions existing as of March 31, 2000, which are translated into yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2000.

                                                                       Millions of yen
                                                             (except average contractual rates)
                                   ----------------------------------------------------------------------------------------
Forwards to sell foreign
 currencies:                         US$/Yen         GBP/EUR       EUR/Yen        US$/EUR        Others          Total
---------------------------------------------------------------------------------------------------------------------------
Contract amounts                   (Yen)14,3915    (Yen)6,568     (Yen)3,330    (Yen)3,007      (Yen)935      (Yen)28,755
Average contractual rates                105.92          1.57         102.22          0.95
---------------------------------------------------------------------------------------------------------------------------

Forwards to buy foreign
 currencies:                          GBP/EUR         US$/Yen       Yen/ZAR       GBP/US$        Others         Total
---------------------------------------------------------------------------------------------------------------------------
Contract amounts                   (Yen)10,854     (Yen)2,155     (Yen)2,133    (Yen)907        (Yen)3,147    (Yen)19,196
Average contractual rates                 0.64           0.01          16.05        0.62
---------------------------------------------------------------------------------------------------------------------------

                                                                  Thousands of U.S. dollars
                                -------------------------------------------------------------------------------------------
Forwards to sell foreign
 currencies:                          US$/Yen         GBP/EUR        EUR/Yen       US$/EUR        Others         Total
---------------------------------------------------------------------------------------------------------------------------
Contract amounts                     $144,806          $63,767       $32,330        $29,194        $ 9,098        $279,175
---------------------------------------------------------------------------------------------------------------------------

Forwards to buy foreign
 currencies:                          GBP/EUR         US$/Yen        Yen/ZAR       GBP/US$        Others         Total
---------------------------------------------------------------------------------------------------------------------------
Contract amounts                     $105,379          $20,922       $20,709        $ 8,806        $30,553        $186,369
---------------------------------------------------------------------------------------------------------------------------

Interest Rate Risk

  To reduce risks and hedge the cash flow, Komatsu engages in interest rate swaps and cap option transactions for payment of certain floating rate liabilities.

  Certain interest rate swap contracts are not qualified as hedge and are recorded at the fair value and the resultant gains are recognized as income.

The following tables provide information concerning derivatives and other financial instruments of Komatsu that are sensitive to changes in interest rates, mainly including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate and cross-currency swaps, the following tables present notional amounts and weighted average receive and pay interest rates. As of March 31, 2000, the notional amount of interest cap transactions is (Yen)35,026 million (US$340 million) and the average strike rate is 5.83%, respectively.

                                                      Millions of yen
                                       Long-term debt (including due within one year)
---------------------------------------------------------------------------------------------------------------------------------
                            Average                                            Expected maturity date
                           Interest               -------------------------------------------------------------------------------
                             rate        Total             2001         2002         2003         2004         2005   Thereafter
---------------------------------------------------------------------------------------------------------------------------------
U.S. dollar bonds            6.97%     (Yen)19,251   (Yen)   --   (Yen)   --   (Yen)   --  (Yen)11,981   (Yen)   --    (Yen)7,270

Japanese yen
convertible                  1.86%          62,447           --           --           --       27,447           --        35,000

Debentures/debentured bonds

Euro medium-term
notes                        1.50%          90,959       40,139       12,289       20,012        2,702        6,480         9,337

Loans, principally
from banks                   3.49%         126,938       14,167       27,858       22,062       28,296        5,438        29,117
---------------------------------------------------------------------------------------------------------------------------------
Total                                 (Yen)299,595  (Yen)54,306  (Yen)40,147  (Yen)42,074  (Yen)70,426  (Yen)11,918   (Yen)80,724
=================================================================================================================================

                                                          Millions of yen
                                              Interest rate and cross-currency swaps

------------------------------------------------------------------------------------------------------------------------------------
                            Average
                         Interest rate                                          Expected maturity date
                       -----------------                 ---------------------------------------------------------------------------
                        Receive    Pay       Total         2001         2002         2003         2004         2005      Thereafter
------------------------------------------------------------------------------------------------------------------------------------
Japanese yen              0.87%   2.12%  (Yen)21,710      (Yen)350      (Yen)374   (Yen)1,074   (Yen)3,874   (Yen)8,865   (Yen)7,173
 Interest rate swap
U.S. dollar               5.49%   5.65%       62,368         3,736         7,043       17,991       33,086           --          512
 Interest rate swap
Australia dollar          5.61%   7.31%          138           138            --           --           --           --           --
 Interest rate swap
Japanese yen              5.03%   4.52%       10,339         4,139         1,000        1,000        3,000        1,200           --
 cross-currency swap
U.S. dollar               5.84%   6.09%       79,798        33,048        10,355       19,220        1,799        6,197        9,179
 cross-currency swap
Singapore dollar          3.35%   3.37%        1,236           618           618           --           --           --           --
 Interest rate swap
------------------------------------------------------------------------------------------------------------------------------------
  Total                                 (Yen)175,589   (Yen)42,029   (Yen)19,390  (Yen)39,285  (Yen)41,759  (Yen)16,262  (Yen)16,864
------------------------------------------------------------------------------------------------------------------------------------

                                                     Thousands of U.S. dollars
                                          Long-term debt (including due within one year)

------------------------------------------------------------------------------------------------------------------------------------

                                                                                  Expected maturity date
                                                            ------------------------------------------------------------------------
                                   Average
                                   Interest
                                     rate          Total       2001       2002         2003        2004        2005     Thereafter
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollar bonds                        6.97%   $  186,903  $     --    $     --    $     --    $116,320    $     --   $  70,583
Japanese yen convertible                 1.86%      606,282        --          --          --     266,476          --     339,806
Debentures/debentured bonds
Euro medium-term notes                   1.50%      883,097   389,699     119,311     194,291      26,233     62,9138      90,650
Loans, principally from banks            3.49%    1,232,408   137,544     270,466     214,194     274,719      52,796     282,689
------------------------------------------------------------------------------------------------------------------------------------
   Total                                         $2,908,690  $527,243    $389,777    $408,485    $683,748    $115,709   $ 783,728
------------------------------------------------------------------------------------------------------------------------------------

                                                     Thousands of U.S. dollars
                                              Interest rate and cross-currency swaps


------------------------------------------------------------------------------------------------------------------------------------
                            Average
                         Interest rate                                          Expected maturity date
                       -----------------                 ---------------------------------------------------------------------------
                        Receive   Pay        Total         2001         2002         2003         2004         2005      Thereafter
------------------------------------------------------------------------------------------------------------------------------------
Japanese yen               0.87%  2.12%  $  210,777    $  3,398      $  3,631     $ 10,427     $ 37,612     $ 86,068     $  69641
 interest rate swap
U.S. dollar                5.49%  5.65%     605,515      36,272        68,379      174,670      321,223           --        4,971
 interest rate swap
Australia dollar           5.61%  7.31%       1,340       1,340            --           --           --           --           --
 interest rate swap
Japanese yen               5.03%  4.52%     100,378      40,184         9,709        9,709       29,126       11,650           --
 cross-currency swap
U.S. dollar                5.84%  6.09%     774,738     320,854       100,534      186,602       17,466       60,165       89,117
 cross-currency swap
Singapore dollar           3.35%  3.37%      12,000       6,000         6,000           --           --           --           --
 Interest rate swap
------------------------------------------------------------------------------------------------------------------------------------
   Total                                 $1,704,748    $408,048      $188,253     $381,408     $405,427     $157,883     $163,729
------------------------------------------------------------------------------------------------------------------------------------

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

     Set forth below are the names of the Company's Directors and Statutory Auditors (who constituted the Directors and Statutory Auditors as of June 28,
2000), their positions and offices with the Company and the dates when they assumed such positions.

                              Current Positions
        Name                  with the Company                   Date of Office
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

     In order to strengthen its corporate governance as a global enterprise and facilitate response to the changing business environment, the Company has reorganized its management as follows in 1999:

1.   Stronger Board of Directors

     . To facilitate efficient deliberation and quick decision-making, the members of Board were reduced from the current 26 to 8. The management decision-making and supervisory functions were separated from the executive functions.

     . New external board directors were appointed in order to strengthen the transparency and objectivity of management.

2.   Introduction of Executive Officer System

     . A total of 22 Executive Officers were appointed out of the Company's operating and functional divisions, with five of them concurrently assuming directorship.

     .    Executive Officers were given clearly defined responsibilities.

3.   Introduction of the Global Officer System

     . In order to strengthen global management, a total of 18 Global Officers were appointed from among the leaders of key subsidiaries.

     . Global Officers will participate in a global meeting once or twice a year to formulate policies for the Group's businesses.

4.   Establishment of Committee on Reward

     . The Company plans to establish an advisory Committee on Reward, which will include external members, in order to ensure transparency, validity and objectivity of executive rewards.

     . The committee will make recommendations to the Board of Directors regarding policies for rewards, including levels of awards and performance evaluations of directors and officers.

     . Membership will be based initially on the current Stock Option Committee and will include internal personnel, representatives of shareholders, external auditors, consultants and licensed attorneys.

Item 11.  Compensation of Directors and Officers
          --------------------------------------

Aggregate Compensation
----------------------

     The aggregate compensation, including bonuses but excluding retirement allowances, paid by the Company in fiscal 2000, to all Directors and Statutory Auditors as a group for services in all capacities was (Yen)463 million.

Bonuses
-------

     In accordance with customary Japanese business practices, annual bonuses are paid to Directors and Statutory Auditors of the Company out of the "profit" of the Company available for dividends, as such "profit" is determined in accordance with the Japanese Commercial Code. Such bonuses are approved by the shareholders of the Company at a meeting thereof customarily held in June each year. Bonuses so paid are not deductible by the Company for tax purposes and for financial reporting purposes are not reported under selling, general and administrative expenses as a charge against income for the year in which paid. Included in the figure for aggregate compensation set forth above is a total of
(Yen)76 million in bonuses paid to Directors and Statutory Auditors as a group in their capacities as such (excluding bonuses for their services as employees) in respect of the 1999 fiscal year as approved by the Company's Shareholders at the General Meeting of Shareholders held on June 29, 1999.

Retirement Allowance
--------------------

     The Company has a severance payment plan for directors and statutory auditors. The plan provides for lump-sum severance payments based on pertinent rules of the Company. The amount of the provision made for such severance payments, as charged to operating income, for the year ended March 31, 2000 was
(Yen)184 million.

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries
          --------------------------------------------------------------

     On June 28, 2000, the shareholders of the Company authorized the acquisition by the Company of 1,200,000 shares of its common stock, for a total consideration of up to (Yen)1,000 million, through the period ending on the date of the Company's next annual general meeting of shareholders. The Company intends to transfer such treasury shares to Directors and certain employees under agreements granting the Directors or such employees the right to acquire a certain number of the treasury shares at a contractually fixed price. The purchase price will be equal to the amount obtained by multiplying by 1.05 the average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange during the month immediately preceding the month in which the date of grant of the rights occurs; provided that the exercise price shall not be less than the closing price of shares of the Company on the Tokyo Stock Exchange at the date of the grant. According to the agreement, the option price is (Yen)758 per share and the option exercise period is from July 1, 2001 to June 30, 2006.

     The following table sets forth the number of shares of the Company's common stock allocated to each of the Company's directors under the Company's stock option plan.

                         Number of                               Number of
                         ---------                               ---------
      Name                 shares              Name                shares
      ----                 ------              ----                ------
Tetsuya Katada             80,000       Satoru Anzaki              80,000
Masahiro Sakane            70,000       Toshitaka Hagiwara         70,000
Koji Ogaki                 60,000       Norimichi Kitagawa         60,000
Arlie G. Tucker            20,000

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

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                            KOMATSU LTD.
                                                  ------------------------------
                                                            (Registrant)



                                                  By: /s/ Masaru Fukase
                                                     ---------------------------
                                                      Masaru Fukase
                                                      Senior Executive Officer

Date: September 28, 2000

                                 KOMATSU  LTD.
                              ===================







                                  CONSOLIDATED
                       FINANCIAL STATEMENTS AND SCHEDULES
               FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998
             -----------------------------------------------------






                         PREPARED FOR FILING AS PART OF
                           ANNUAL REPORT (FORM 20-F)
                   TO THE SECURITIES AND EXCHANGE COMMISSION

                              * * * * * * * * * *

                   KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES
                   ------------------------------------------


                                    INDEX TO
                CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES
                -----------------------------------------------



                                                                                      Page in
                                                                                    Shareholders
                                                                                       Report
                                                                                 -------------------
Consolidated Financial Statements and Report of Independent Public Accountants
  Included in the Company's Financial Report to Shareholders for the Year Ended
  March 31, 2000 Attached Hereto and Incorporated Herein by Reference:

  Consolidated Balance Sheets, March 31, 2000 and 1999...........................    40 and 41

  Consolidated Statements of Income for the
    Years Ended March 31, 2000, 1999 and 1998....................................       42

  Consolidated Statements of Shareholders' Equity for the
    Years Ended March 31, 2000, 1999 and 1998....................................       43

  Consolidated Statements of Cash Flows for the
    Years Ended March 31, 2000, 1999 and 1998....................................       44

  Notes to Consolidated Financial Statements.....................................    45 to 65

 Report of Independent Public Accountants........................................       66

                                                                                        Page in
                                                                                     Annual Report
                                                                                      (Form 20-F)
                                                                                 --------------------
Supplemental Information to Conform with Regulation S-X:

  Supplemental Notes to Consolidated Financial Statements
    to Conform with Regulation S-X..............................................     A-1 to A-3

  Schedule for the Years Ended March 31, 2000, 1999 and 1998:

    II  -  Valuation and Qualifying Accounts....................................        A-4


    (Note - Schedules other than one listed above are omitted because of the absence of the conditions under which they are required or because the information called for is included in the consolidated financial statements or notes thereto.)

Report of Independent Public Accountants........................................        B-1

Financial Review



Sales
-----
Net sales in fiscal 2000, ended March 31, 2000, decreased 0.6% from the previous year, to (Yen)1,055,654 million (US$10,249 million at US$1=(Yen)103).

  Although sales in Japan rose 5.7%, to (Yen)553,822 million (US$5,377 million), overseas sales fell 6.7%, to (Yen)501,832 million (US$4,872 million). As a result, the ratio of overseas sales to consolidated net sales for the year dipped from 50.6% in the previous year, to 47.5%.

  Domestic sales of construction and mining equipment were up from the previous year, owing primarily to the positive effect of the government's economic stimulus measures and improved housing investments in Japan. Overseas, demand for construction and mining equipment in Southeast Asia began to show signs of recovery from the depressed conditions brought on by the economic crisis of 1997, while sales in Europe climbed in line with robust demand. However, sales in the United States dropped, mainly attributable to the adverse effect of foreign exchange translations, as well as dwindling demand for construction and mining equipment. Overall, sales of construction and mining equipment slid 2.4%, to (Yen)713,529 million (US$6,927 million).

  In the electronics business, domestic demand for silicon wafers significantly improved in terms of quantity, and our operation in Taiwan commenced shipments of silicon wafers. Although demand for polycrystalline silicon as the raw material for silicon wafers remained sluggish, that for IT-related equipment and thermoelectric modules continued to expand. As a result, sales in the electronics business for the year grew 4.3%, to (Yen)90,335 million (US$877 million).

  Sales by the civil engineering and construction business also rose, up 2.1% from the previous year, to (Yen)78,653 million (US$764 million), reflecting successful efforts to improve earnings in a market where both public works and private-sector projects remained stagnant.

  In the meantime, the industrial machinery business continued to suffer from weak domestic demand for industrial machinery, and sales of large presses dipped from the previous year as automobile manufacturers curbed their equipment investment programs. As a result, sales of industrial machinery for the year decreased 27.7%, to (Yen)30,856 million (US$300 million).

  Elsewhere in other operations, although sales from the logistics business and iron and steel castings declined from the previous year, sales rose for components, including engines, and agricultural and forestry equipment, centering on environment-related products. As a result, sales of other operations expanded 14.5%, to (Yen)142,281 million (US$1,381 million).

  Overseas sales by region in fiscal 2000 were as follows: sales in the Americas accounted for (Yen)242,609 million (US$2,355 million), down 10.8%; sales in Europe advanced 3.7%, to (Yen)123,633 million (US$1,200 million); sales in Asia (excluding Japan) and Oceania increased 2.8%, to (Yen)99,558 million (US$967 million); and sales in the Middle East and Africa fell 27.1%, to (Yen)36,032 million (US$350 million).

Earnings
--------
Cost of sales in fiscal 2000 decreased 1.3% from the previous year, to
(Yen)796,820 million (US$7,736 million). Standing at 75.5%, the ratio of cost of sales to net sales dropped 0.5 percentage point. Selling, general and administrative (SG&A) expenses for the year were down 3.4%, to (Yen)241,516 million (US$2,345 million), while the ratio of SG&A to net sales dipped 0.7 percentage point from the previous year, to 22.9%.

  As a result, operating income for fiscal 2000 soared 304.5% over the previous year, to (Yen)17,318 million (US$168 million). This improvement was brought about primarily by improved earnings in the electronics business, owing to the recovery of demand for silicon wafers, and improved finances in the civil engineering and construction business, attributable to a substantial operating loss in the previous year.

  Net interest and other income and expenses in fiscal 2000 generated a profit of (Yen)2,077 million (US$20 million), compared with a loss of (Yen)13,885 million in the previous year. This resulted from the fact that other expenses in fiscal 1999

                             [GRAPHS APPEARS HERE]
included a large write-down due to the devaluation of domestic marketable and investment securities, while net other income in fiscal 2000 included large gains on gain on sales of assets such as an equity stake in Applied Komatsu Technology, Inc., gain on sale of idle properties of the Osaka Plant in Nakamiya district. As a result, income (loss) before income taxes, minority interests and equity in earnings for the year increased to (Yen)19,395 million (US$188 million), from a net loss of (Yen)9,604 million in fiscal 1999. The percentage of income (loss) before income taxes, minority interests and equity in earnings to net sales rose 2.7 percentage points, to 1.8%.

  Fiscal 2000 equity in earnings (losses) of affiliated companies increased to
(Yen)4,038 million (US$39 million), from a loss of (Yen)7,575 million in fiscal 1999. This improvement was chiefly accounted for by the increased earnings of Applied Komatsu Technology, Inc., a manufacturer of liquid crystal display (LCD) panel manufacturing equipment, which suffered a major loss in the previous year.

  As a result, the Company's net income in fiscal 2000 totaled (Yen)13,395 million (US$130 million), firmly moving back into profitability.

  On a per share basis, net income for the year amounted to (Yen)13.85 (US13.4c). Dividends per share were reduced by (Yen)1.00, to (Yen)6.00 (US5.8c).

Liquidity and Capital Resources
-------------------------------
Working capital in fiscal 2000 increased 2.2% from the previous year, to
(Yen)261,736 million (US$2,541 million).

  The current ratio in fiscal 2000 rose 7.2 percentage points over the previous year, to 149.3%. The current ratio in fiscal 1999 was up 12.7 percentage points from the previous year.

  Capital expenditures in fiscal 2000 decreased 49.7% from the previous year, to
(Yen)57,728 million (US$560 million). The drop was caused primarily by the completion of an investment cycle in the electronics business, which resulted in reduced capital expenditures of (Yen)48,765 million (US$473 million), compared with the previous year. Capital expenditures in fiscal 1999 declined 6.6% from the previous year. Commitments for capital expenditures outstanding as of March 31, 2000, totaled (Yen)1,151 million (US$11 million), which were significantly lower than in the previous year.

  R&D expenses in fiscal 2000 dropped 7.1% from the previous year, to
(Yen)42,460 million (US$412 million), and accounted for 4.0% of net sales. Fiscal 2000 expenses for advertising and public relations activities dropped 22.4% from the previous year, to (Yen)4,327 million (US$42 million), or 0.4% of net sales.

Financial Condition
-------------------
The Company is striving to reduce interest-bearing debt to increase the soundness of its finances. To that end, in addition to increased securitization of notes and accounts receivable, along with the establishment of commitments on lines of credit for the United States and Europe, it also introduced a cash management system in Japan and Europe for the effective utilization of funds within the Group. Elsewhere, the Company also disposed of non-urgent assets. As a result, short- and long-term debt as of March 31, 2000, decreased (Yen)104,980 million from the previous year, to (Yen)460,259 million (US$4,469 million), which translates to DER (debt-equity ratio) of 0.94 to 1.

  Cash and cash equivalents at the end of the year amounted to (Yen)80,476 million (US$781 million), a decrease of (Yen)6,825 million from the previous year. Net cash provided by operating activities in fiscal 2000 totaled
(Yen)34,224 million (US$332 million), a decrease of (Yen)122 million from the previous year. Net cash provided by investing activities for the year amounted to (Yen)18,880 million (US$183 million), an increase of (Yen)82,883 million from the previous year. Primary factors behind this improvement include a decrease in the purchase of tangible fixed assets owing to restrained capital expenditures, a decline of (Yen)57,146 million from the previous year, and an increase in the proceeds from the sales of property of (Yen)23,515 million from the previous year. Net cash used in financing activities for the year came to (Yen)61,565 million (US$598 million), a decline of (Yen)68,179 million from the previous year, mainly attributable to a significant drop in proceeds from long-term debt totaling (Yen)19,798 million, in comparison with (Yen)140,708 million in the previous year.

Market Risk Exposure
--------------------
The companies are exposed to market risk primarily from changes in foreign currency exchange rates and interest rates with respect to international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, the companies enter into various derivative transactions pursuant to their policies and procedures. The companies do not enter into derivative financial transactions for trading or speculative purposes.

  The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. However, because of the counterparties' high credit ratings, none are expected to fail to meet their obligations.

Foreign Exchange Risk
---------------------
To reduce foreign exchange risks against foreign currency denominated assets and liabilities, the companies execute forward exchange contracts in a range of 50% to 100% based on their projected cash flow in foreign currencies. Furthermore, to reduce foreign exchange risks in relation to medium-term and long-term foreign currency denominated assets and liabilities and to fix related costs, the companies have executed such forwards for part of their bonds and loans.

  The following table provides information concerning derivative financial instruments of the companies in relation to foreign currency exchange transactions existing as of March 31, 2000, which are translated into yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2000.

                                                                Millions of yen (except average contractual rates)
                                               -------------------------------------------------------------------------------------
Forwards to sell foreign currencies:              US$/Yen     GBP/EUR          EUR/Yen        US$/EUR       Others        Total
------------------------------------------------------------------------------------------------------------------------------------
Contract amounts............................   (Yen)14,915  (Yen)6,568      (Yen) 3,330    (Yen)3,007    (Yen)   935  (Yen)28,755
Average contractual rates...................        105.92        1.57           102.22          0.95
====================================================================================================================================

Forwards to buy foreign currencies:               GBP/EUR      US$/Yen         Yen/ZAR        GBP/US$       Others        Total
------------------------------------------------------------------------------------------------------------------------------------
Contract amounts............................   (Yen)10,854  (Yen)2,155       (Yen)2,133      (Yen)907     (Yen)3,147  (Yen)19,196
Average contractual rates...................          0.64        0.01            16.05          0.62
====================================================================================================================================

                                                                             Thousands of U.S. dollars
                                               -------------------------------------------------------------------------------------
Forwards to sell foreign currencies:               US$/Yen     GBP/EUR          EUR/Yen        US$/EUR       Others        Total
------------------------------------------------------------------------------------------------------------------------------------
Contract amounts............................   $   144,806  $   63,767      $    32,330    $   29,194    $   9,078   $  279,175
====================================================================================================================================

Forwards to buy foreign currencies:               GBP/EUR      US$/Yen          Yen/ZAR        GBP/US$       Others        Total
------------------------------------------------------------------------------------------------------------------------------------
Contract amounts............................   $   105,379  $   20,922      $    20,709    $    8,806    $  30,553   $  186,369
====================================================================================================================================

Interest Rate Risk
------------------
To reduce risks and hedge the cash flow, the companies engage in certain interest rate swaps and cap option transactions for payment of certain floating rate liabilities. Certain interest rate swap contracts are not qualified as hedge and are recorded at the fair value and the resultant gains are recognized as income.

  The following tables provide information concerning derivatives and other financial instruments of the companies that are sensitive to changes in interest rates, mainly including interest rate swaps and debt obligations. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate and cross-currency swaps, the tables on the following page present notional amounts and weighted average receive and pay interest rates. As of March 31, 2000, the notional amount and its average strike rate of interest cap transactions are
(Yen)35,026 million (US$340 million) and 5.83%, respectively.

Long-term debt (including due within one year)                                         Millions of yen
------------------------------------------------------------------------------------------------------------------------------------
                                    Average                                            Expected maturity date
                                                             -----------------------------------------------------------------------
                                  interest rate      Total        2001         2002       2003       2004         2005    Thereafter
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollar bonds................     6.97%     (Yen) 19,251 (Yen)    -- (Yen)    -- (Yen)    -- (Yen)11,981 (Yen)    -- (Yen) 7,270
Japanese yen convertible
 debentures /debentured bonds....     1.86%           62,447          --          --          --      27,447          --      35,000
Euro medium-term notes...........     1.50%           90,959      40,139      12,289      20,012       2,702       6,480       9,337
Loans, principally from banks....     3.49%          126,938      14,167      27,858      22,062      28,296       5,438      29,117
------------------------------------------------------------------------------------------------------------------------------------
Total............................               (Yen)299,595 (Yen)54,306 (Yen)40,147 (Yen)42,074 (Yen)70,426 (Yen)11,918 (Yen)80,724
====================================================================================================================================

Interest rate and cross-currency swaps                                                           Millions of yen
------------------------------------------------------------------------------------------------------------------------------------
                                     Average interest rate                                       Expected maturity date
                                     ---------------------           ---------------------------------------------------------------
                                     Receive    Pay         Total          2001          2002          2003        2004         2005
------------------------------------------------------------------------------------------------------------------------------------
Japanese yen interest rate swap......  0.87%    2.12%  (Yen) 21,710  (Yen)   350  (Yen)   374  (Yen)  1,074 (Yen) 3,874  (Yen) 8,865
U.S. dollar interest rate swap.......  5.49%    5.65%        62,368        3,736        7,043        17,991      33,086           --
Australian dollar interest rate swap.  5.61%    7.31%           138          138           --            --          --           --
Japanese yen cross-currency swap.....  5.03%    4.52%        10,339        4,139        1,000         1,000       3,000        1,200
U.S. dollar cross-currency swap......  5.84%    6.09%        79,798       33,048       10,355        19,220       1,799        6,197
Singapore dollar interest rate swap..  3.35%    3.37%         1,236          618          618            --          --           --
------------------------------------------------------------------------------------------------------------------------------------
Total................................                  (Yen)175,589  (Yen)42,029  (Yen)19,390  (Yen)39,285  (Yen)41,759  (Yen)16,262
====================================================================================================================================

                                       Thereafter
--------------------------------------------------
Japanese yen interest rate swap....... (Yen) 7,173
U.S. dollar interest rate swap........         512
Australian dollar interest rate swap..          --
Japanese yen cross-currency swap......          --
U.S. dollar cross-currency swap.......       9,179
Singapore dollar interest rate swap...          --
--------------------------------------------------
Total................................. (Yen)16,864
==================================================

Long-term debt (including due within one year)                                   Thousands of U.S. dollars
-----------------------------------------------------------------------------------------------------------------------------
                                                 Average                               Expected maturity date
                                                                       ------------------------------------------------------
                                              interest rate   Total      2001     2002     2003     2004     2005  Thereafter
-----------------------------------------------------------------------------------------------------------------------------
U.S. dollar bonds............................     6.97%    $  186,903       --       --       --  116,320       --  $  70,583
Japanese yen convertible
  debentures/debentured bonds................     1.86%       606,282       --       --       --  266,476       --    339,806
Euro medium-term notes.......................     1.50%       883,097  389,699  119,311  194,291   26,233   62,913     90,650
Loans, principally from banks................     3.49%     1,232,408  137,544  270,466  214,194  274,719   52,796    282,689
-----------------------------------------------------------------------------------------------------------------------------
Total........................................              $2,908,690 $527,243 $389,777 $408,485 $683,748 $115,709  $ 783,728
=============================================================================================================================

Interest rate and cross-currency swaps                                                   Thousands of U.S. dollars
------------------------------------------------------------------------------------------------------------------------------------
                                        Average interest rate                                   Expected maturity date
                                        ---------------------           ------------------------------------------------------------
                                        Receive    Pay        Total        2001      2002       2003     2004       2005  Thereafter
------------------------------------------------------------------------------------------------------------------------------------
Japanese yen interest rate swap........   0.87%    2.12%   $  210,777   $  3,398  $  3,631   $ 10,427  $ 37,612  $ 86,068  $ 69,641
U.S. dollar interest rate swap.........   5.49%    5.65%      605,515     36,272    68,379    174,670   321,223        --     4,971
Australian dollar interest rate swap...   5.61%    7.31%        1,340      1,340        --         --        --        --        --
Japanese yen cross-currency swap.......   5.03%    4.52%      100,378     40,184     9,709      9,709    29,126    11,650        --
U.S. dollar cross-currency swap........   5.84%    6.09%      774,738    320,854   100,534    186,602    17,466    60,165    89,117
Singapore dollar interest rate swap....   3.35%    3.37%       12,000      6,000     6,000         --        --        --        --
-----------------------------------------------------------------------------------------------------------------------------------
Total..................................                    $1,704,748   $408,048  $188,253   $381,408  $405,427  $157,883  $163,729
===================================================================================================================================

Euro Conversion
================================================================================

On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing currencies (the "legacy currencies") and adopted the euro as their new common currency. The euro trades on currency exchanges and the legacy currencies remain legal tender in the participating countries for a transi tion period ending January 1, 2002. Beginning on January 1, 2002, euro denominated bills and coins will be issued and legacy currencies will be withdrawn from circulation.

  Introduction of the euro has increased the pace of price harmonization throughout Europe. Komatsu is analyzing all aspects of its pricing strategy to minimize any potential risk of this price harmonization.

  The introduction of the euro reduces the amount of Komatsu's exposure to changes in multiple foreign exchange rates, owing to the net effect of having assets and liabilities denominated in a single currency as opposed to the various legacy currencies.

  The euro conversion did not have an adverse material impact on Komatsu's consolidated financial position or results of consolidated operations.

Year 2000 Issues
================================================================================

Defining the Y2K issue as one of the most important management tasks to assure the Quality and Reliability of its management, Komatsu has been addressing the problem since late 1996, when it instituted a Companywide program. As a result, no problems worthy of note have occurred within the Group. Although we will continue to monitor the issue, we do not anticipate any serious problems in the future.

  Groupwide expenditures for the counter-Y2K activities totaled approximately
(Yen)6.0 billion, of which about (Yen)5.5 billion was expended by the end of March 31, 1999, while the balance of about (Yen)0.5 billion (US$5 million) was used in fiscal 2000. These expenditures did not have any serious impact on the business and cash flows of the Company.

Ten-Year Summary
Komatsu Ltd. and Consolidated Subsidiaries

                                                                                                Millions of yen
                                                                                           (except per share amounts)
                                                                     ---------------------------------------------------------------
                                                                                              Years ended March 31
                                                                     ---------------------------------------------------------------
                                                                            2000                    1999                  1998
------------------------------------------------------------------------------------------------------------------------------------
For the fiscal period
Net sales...........................................................  (Yen)1,055,654         (Yen)1,061,597          (Yen)1,104,077
Cost of sales.......................................................         796,820                807,255                 826,627
Income (loss) before income taxes, minority interests, equity
  in earnings and cumulative effect of accounting changes...........          19,395                 (9,604)                 40,252
Net income (loss)...................................................          13,395                (12,378)                 19,241
    As percentage of sales..........................................             1.3%                  (1.2)%                   1.7%
Net income (loss) per share--Basic..................................  (Yen)     13.9         (Yen)    (12.8)         (Yen)     19.6
Cash dividends paid.................................................           5,803                  7,751                   7,872
Cash dividends per share............................................             6.0                    7.0                     8.0
Capital expenditures................................................          57,728                114,874                 123,026
------------------------------------------------------------------------------------------------------------------------------------

At fiscal period-end
Total assets........................................................  (Yen)1,375,280         (Yen)1,524,600          (Yen)1,561,662
Working capital.....................................................         261,736                256,039                 212,096
Property, plant and equipment.......................................         397,534                440,706                 393,603
Long-term debt--Less current maturities.............................         245,289                292,250                 196,898
Shareholders' equity................................................         490,454                495,643                 524,201
    As percentage of total assets...................................            35.7%                  32.5%                   33.6%
------------------------------------------------------------------------------------------------------------------------------------

                                                                                         Yen per U.S. dollar
                                                                      -------------------------------------------------------
                                                                        2000                   1999                   1998
-----------------------------------------------------------------------------------------------------------------------------
Other information
Exchange rate into U.S. dollars
    (per the Federal Reserve Bank of New York):
    At fiscal period-end..........................................    (Yen)103               (Yen)118                (Yen)133
    Average for the fiscal period.................................         110                    128                     124
    Range:
      High........................................................         121                    145                     133
      Low.........................................................         102                    113                     115
------------------------------------------------------------------------------------------------------------------------------

1 Net income in 1994 includes the cumulative effect of accounting changes for postretirement benefits other than pensions and income taxes.
2 Total assets and shareholders' equity after 1995 include the effect of adopting SFAS No. 115.
3 In fiscal 1994, Komatsu America International Company, formerly Komatsu
  Dresser Company, was consolidated.

                                                         Millions of yen
                                                  (except per share amounts)
        ------------------------------------------------------------------------------------------------------------------------
                                                     Years ended March 31
        ------------------------------------------------------------------------------------------------------------------------
                  1997             1996            1995           1994           1993            1992           1991
        ------------------------------------------------------------------------------------------------------------------------
        (Yen)1,098,916   (Yen)  999,327     (Yen)  918,910   (Yen)  845,853    (Yen)  869,928   (Yen)) 919,753    (Yen)  988,897
               827,665          763,045            702,416          649,512           662,408          689,039           718,714

                45,769           32,431             24,482           13,933            30,757           41,911            85,015
                18,160           14,291             10,225            1,303             3,037           10,898            31,258
                   1.7%             1.4%               1.1%             0.2%              0.3%             1.2%              3.2%
        (Yen)     18.3   (Yen)     14.2     (Yen)     10.2   (Yen)      1.3    (Yen)      3.0   (Yen)     10.8    (Yen)     30.5
                 7,992            8,031              8,028            8,022             8,019            8,017             7,960
                   8.0              8.0                8.0              8.0               8.0              8.0               8.0
                70,604           47,499             41,492           30,032            47,156           73,771            75,700
        ------------------------------------------------------------------------------------------------------------------------

        (Yen)1,512,730   (Yen)1,593,003     (Yen)1,541,972   (Yen)1,375,966    (Yen)1,323,960   (Yen)1,452,818    (Yen)1,319,189
               228,404          260,296            254,992          221,274           249,419          230,751           340,614
               299,098          264,842            257,219          260,720           260,999          261,211           217,896
               163,590          140,208            140,550          142,578           207,027          222,088           171,899
               541,933          606,444            575,534          505,871           516,409          523,387           524,790
                  35.8%            38.1%              37.3%            36.8%             39.0%            36.0%             39.8%

                                                         Yen per U.S. dollar
           ------------------------------------------------------------------------------------------------------------------------
                    1997              1996               1995             1994              1993              1992             1991
           ------------------------------------------------------------------------------------------------------------------------
                 (Yen)124         (Yen)107           (Yen) 87         (Yen)102          (Yen)115          (Yen)133         (Yen)141
                      113               96                 99              107               124               133              141

                      124              107                105              114               135               142              160
                      105               84                 87              101               115               123              125
           ------------------------------------------------------------------------------------------------------------------------

Consolidated Balance Sheets
Komatsu Ltd. and Consolidated Subsidiaries
March 31, 2000 and 1999

                                                                                                   Thousands of
                                                                                                   U.S. dollars
                                                                      Millions of yen                (Note 1)
                                                                 ----------------------------      -----------
Assets                                                                 2000             1999            2000
--------------------------------------------------------------------------------------------------------------
Current assets
Cash and cash equivalents (Note 1)..........................  (Yen)   80,476   (Yen)   87,301     $   781,320
Time deposits (Note 8)......................................             915              844           8,883
Marketable securities (Notes 1, 5 and 19)...................          40,219           54,434         390,476
Trade notes and accounts receivable, less allowance
 for doubtful receivables of (Yen)12,208 million
 ($118,524 thousand) in 2000 and (Yen)12,535 million
 in 1999 (Notes 3 and 8)....................................         368,452          374,157       3,577,204
Inventories (Notes 1 and 4).................................         209,089          244,868       2,029,990
Deferred income taxes and other current assets
 (Notes 1 and 13)...........................................          93,347          101,944         906,282
--------------------------------------------------------------------------------------------------------------
Total current assets........................................         792,498          863,548       7,694,155
--------------------------------------------------------------------------------------------------------------

Investments
Investments in and advances to affiliated companies
 (Notes 1 and 6)............................................          26,846           31,516         260,641
Investment securities (Notes 1, 5 and 19)...................          75,935           88,447         737,233
Other.......................................................           7,982            6,612          77,495
--------------------------------------------------------------------------------------------------------------
Total investments...........................................         110,763          126,575       1,075,369
--------------------------------------------------------------------------------------------------------------

Land and buildings held for sale--At the lower of cost
 or market (including projects in progress).................          17,503           18,720         169,932
--------------------------------------------------------------------------------------------------------------
Property, plant and equipment--Less accumulated
 depreciation (Notes 1, 7 and 8)............................         397,534          440,706       3,859,553
--------------------------------------------------------------------------------------------------------------
Deferred income taxes (Notes 1 and 13)......................          17,495           20,207         169,854
--------------------------------------------------------------------------------------------------------------
Other assets (Note 10)......................................          39,487           54,844         383,370
--------------------------------------------------------------------------------------------------------------
                                                              (Yen)1,375,280   (Yen)1,524,600     $13,352,233
==============================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                                                                                                  Thousands of
                                                                                                  U.S. dollars
                                                                    Millions of yen                 (Note 1)
                                                               -------------------------------   ---------------
Liabilities and Shareholders' Equity                                 2000             1999             2000
----------------------------------------------------------------------------------------------------------------
Current liabilities
Short-term debt (Notes 8 and 9) .............................   (Yen)160,664      (Yen)235,384       $ 1,559,845
Current maturities of long-term debt (Notes 8, 9 and 19).....         54,306            37,605           527,243
Trade notes and accounts payable ............................        184,624           193,167         1,792,466
Income taxes payable (Note 13) ..............................         12,792            15,007           124,194
Deferred income taxes and other current liabilities
  (Notes 1 and 13) ..........................................        118,376           126,346         1,149,281
----------------------------------------------------------------------------------------------------------------
Total current liabilities ...................................        530,762           607,509         5,153,029
----------------------------------------------------------------------------------------------------------------

Long-term debt (Notes 8, 9 and 19) ..........................        245,289           292,250         2,381,447
----------------------------------------------------------------------------------------------------------------
Liability for postretirement benefits (Notes 1 and 10) ......         55,406            78,551           537,922
----------------------------------------------------------------------------------------------------------------
Deferred income taxes (Notes 1 and 13) ......................         23,500            17,052           228,156
----------------------------------------------------------------------------------------------------------------
Minority interests ..........................................         29,869            33,595           289,990
----------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities (Note 17)

Shareholders' equity (Notes 1 and 11)
Common stock, (Yen)50 par value--
  Authorized, 3,965,000,000 shares in 2000 and 1999;
  Issued and outstanding, 968,921,701 shares
    in 2000 and 1999 ........................................         68,370            68,370           663,786
Capital surplus .............................................        117,366           117,083         1,139,476
Retained earnings:
  Appropriated for legal reserve ............................         20,431            20,200           198,359
  Unappropriated ............................................        305,483           298,122         2,965,854
Accumulated other comprehensive income (loss)
  (Notes 1, 5, 10 and 12) ...................................        (19,590)           (7,436)         (190,194)
Treasury stock at cost, 2,180,000 shares in 2000
  and 1,000,000 shares in 1999 (Note 11) ....................         (1,606)             (696)          (15,592)
----------------------------------------------------------------------------------------------------------------
Total shareholders' equity ..................................        490,454           495,643         4,761,689
----------------------------------------------------------------------------------------------------------------
                                                              (Yen)1,375,280    (Yen)1,524,600       $13,352,233
================================================================================================================

Consolidated Statements of Income
Komatsu Ltd. and Consolidated Subsidiaries
Years ended March 31, 2000, 1999 and 1998

                                                                                                 Thousands of
                                                                                                 U.S. dollars
                                                                  Millions of yen                   (Note 1)
                                                ---------------------------------------------     ----------
                                                      2000            1999            1998            2000
------------------------------------------------------------------------------------------------------------
Revenues
Net sales (Note 6) ..........................   (Yen)1,055,654  (Yen)1,061,597  (Yen)1,104,077   $10,249,068
Interest and other income ...................           55,857          25,655          24,319       542,301
------------------------------------------------------------------------------------------------------------
Total .......................................        1,111,511       1,087,252       1,128,396    10,791,369
------------------------------------------------------------------------------------------------------------

Costs and expenses (Notes 14 and 15)
Cost of sales ...............................          796,820         807,255         826,627     7,736,116
Selling, general and administrative .........          241,516         250,061         234,352     2,344,816
Interest ....................................           24,392          21,219          17,138       236,816
Other .......................................           29,388          18,321          10,027       285,320
------------------------------------------------------------------------------------------------------------
Total .......................................        1,092,116       1,096,856       1,088,144    10,603,068
------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes, minority
  interests and equity in earnings ..........           19,395          (9,604)         40,252       188,301
------------------------------------------------------------------------------------------------------------
Income taxes (Notes 1 and 13)
Current .....................................           18,158          19,083          21,436       176,291
Deferred ....................................           (8,208)        (17,022)           (595)      (79,689)
------------------------------------------------------------------------------------------------------------
Total .......................................            9,950           2,061          20,841        96,602
------------------------------------------------------------------------------------------------------------
Income (loss) before minority interests
  and equity in earnings ....................            9,445         (11,665)         19,411        91,699

Minority interests in income (loss) of
  consolidated subsidiaries .................              (88)          6,862            (933)         (854)

Equity in earnings (losses) of affiliated
  companies .................................            4,038          (7,575)            763        39,204
------------------------------------------------------------------------------------------------------------
Net income (loss) ...........................    (Yen)  13,395    (Yen)(12,378)    (Yen)19,241   $   130,049
============================================================================================================

                                                                Yen                                 U.S. cents
                                                  ------------------------------------------       ------------
Net income (loss) per share (Notes 1 and 16):
  Basic .....................................     (Yen)13.85    (Yen)(12.77)      (Yen)19.60        13.4(cent)
  Diluted ...................................          13.76         (12.77)           19.32        13.4
Dividends per share (Note 1) ................           6.00           7.00             8.00         5.8
=============================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity
Komatsu Ltd. and Consolidated Subsidiaries
Years ended March 31, 2000, 1999 and 1998

                                                                                                              Thousands of
                                                                                                              U.S. dollars
                                                                            Millions of yen                     (Note 1)
                                                              ---------------------------------------------   ------------
                                                                 2000           1999              1998             2000
--------------------------------------------------------------------------------------------------------------------------
Common stock
Balance, beginning of year .................................  (Yen) 68,370     (Yen) 68,416    (Yen) 69,120    $   663,786
Purchase and retirement of common stock:
 921,000 shares in 1999 and
 14,079,000 shares in 1998 ..................................           --              (46)           (704)            --
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year .......................................  (Yen) 68,370     (Yen) 68,370    (Yen) 68,416    $   663,786
==========================================================================================================================
Capital surplus
Balance, beginning of year .................................  (Yen)117,083     (Yen)116,981    (Yen)116,981    $ 1,136,728
Sales of treasury stock ....................................           283              102              --          2,748
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year .......................................  (Yen)117,366     (Yen)117,083    (Yen)116,981    $ 1,139,476
==========================================================================================================================
Retained earnings
Appropriated for legal reserve
Balance, beginning of year .................................  (Yen) 20,200     (Yen) 19,921    (Yen) 19,846    $   196,116
Transfer from unappropriated retained earnings .............           231              279              75          2,243
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year .......................................  (Yen) 20,431     (Yen) 20,200    (Yen) 19,921    $   198,359
==========================================================================================================================
Unappropriated retained earnings
Balance, beginning of year .................................  (Yen)298,122    (Yen) 319,054    (Yen)316,259   $  2,894,388
Net income (loss) ..........................................        13,395          (12,378)         19,241        130,049
Cash dividends paid ........................................        (5,803)          (7,751)         (7,872)       (56,340)
Transfer to retained earnings appropriated for legal reserve          (231)            (279)            (75)        (2,243)
Purchase and retirement of common stock ....................            --             (524)         (8,499)            --
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year .......................................  (Yen)305,483    (Yen) 298,122    (Yen)319,054   $  2,965,854
==========================================================================================================================
Accumulated other comprehensive income (loss)
Balance, beginning of year .................................  (Yen) (7,436)   (Yen)    (171)   (Yen) 19,727    $   (72,194)
Other comprehensive income (loss) for the year, net of tax .       (12,154)          (7,265)        (19,898}      (118,000)
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year .......................................  (Yen)(19,590)   (Yen)  (7,436)   (Yen)   (171)   $  (190,194)
==========================================================================================================================
Treasury stock
Balance, beginning of year .................................  (Yen)   (696)   (Yen)      --    (Yen)     --    $    (6,757)
Purchase of treasury stock .................................          (925)          (1,175)             --         (8,981)
Sales of treasury stock ....................................            15              479              --            146
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year .......................................  (Yen) (1,606)   (Yen)    (696)   (Yen)     --    $   (15,592)
==========================================================================================================================
Total shareholders' equity .................................  (Yen)490,454    (Yen) 495,643    (Yen)524,201      4,761,689
==========================================================================================================================
Disclosure of comprehensive income (loss)
Net income (loss) for the year .............................  (Yen) 13,395    (Yen) (12,378)   (Yen) 19,241    $   130,049
Other comprehensive income (loss) for the year, net of tax .       (12,154)          (7,265)        (19,898)      (118,000)
--------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss) for the year ...................  (Yen)  1,241    (Yen) (19,643)   (Yen)   (657)   $    12,049
==========================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows
Komatsu Ltd. and Consolidated Subsidiaries
Years ended March 31, 2000, 1999 and 1998

                                                                                                                       Thousands of
                                                                                                                       U.S. dollars
                                                                                    Millions of yen                       (Note 1)
                                                                    ------------------------------------------------   ------------
                                                                          2000              1999             1998           2000
-----------------------------------------------------------------------------------------------------------------------------------
Operating activities
Net income (loss)..................................................  (Yen)13,395        (Yen)(12,378)   (Yen) 19,241    $   130,049
Adjustments to reconcile net income (loss) to net
 cash provided by (used in) operating activities:
  Depreciation and amortization....................................       63,690              55,376          49,410        618,349
  Provision (reversal) for deferred income taxes...................       (8,208)            (17,022)           (595)       (79,689)
  Net loss (gain) from marketable securities and investments.......      (16,993)              4,679          (8,285)      (164,981)
  Gain on sale of property.........................................      (23,777)             (7,912)         (1,740)      (230,845)
  Loss on disposal or sale of fixed assets.........................       14,367               6,418           4,524        139,485
  Impairment loss on long-lived assets.............................        4,474                   -               -         43,437
  Gain on sale of minority interest in subsidiaries................            -                   -          (5,556)             -
  Provision (reversal) for postretirement benefits, net............      (10,920)             (9,282)           (725)      (106,019)
Changes in assets and liabilities:
  Decrease (increase) in trade receivables.........................      (13,448)             60,293          60,424       (130,563)
  Decrease (increase) in inventories...............................       13,683              (2,803)         (9,970)       132,845
  Increase (decrease) in trade payables............................        4,065             (47,541)        (24,612)        39,466
  Increase (decrease) in income taxes payable......................       (1,075)              5,304          (8,972)       (10,437)
Other, net.........................................................       (5,029)               (786)         (5,698)       (48,825)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities..........................       34,224              34,346          67,446        332,272
-----------------------------------------------------------------------------------------------------------------------------------
Investing activities
Capital expenditures...............................................      (57,728)           (114,874)       (123,026)      (560,466)
Proceeds from sales of property....................................       37,584              14,069           7,178        364,893
Proceeds from sales of marketable securities and investments.......      137,278              50,929          70,584      1,332,796
Purchases of marketable securities and investments.................      (98,218)            (25,062)        (27,362)      (953,573)
Proceeds from sale of minority interest............................            -                   -          13,065              -
Collection of loan receivables.....................................        5,066              13,441          10,162         49,185
Disbursement of loan receivables...................................       (4,930)            (17,731)        (27,913)       (47,864)
Decrease (increase) in time deposits...............................         (172)             15,225         (10,973)        (1,670)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities................       18,880             (64,003)        (88,285)       183,301
-----------------------------------------------------------------------------------------------------------------------------------
Financing activities
Proceeds from long-term debt.......................................       19,798             140,708          78,859        192,214
Repayments on long-term debt.......................................      (21,663)            (47,638)        (35,192)      (210,320)
Increase (decrease) in short-term debt.............................      (52,987)            (77,690)         15,803       (514,437)
Sales (repurchase) of common stock, net............................         (910)             (1,015)         (9,203)        (8,835)
Dividends paid.....................................................       (5,803)             (7,751)         (7,872)       (56,340)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities................      (61,565)              6,614          42,395       (597,718)
-----------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate change on cash and
 cash equivalents..................................................        1,636               1,082            (121)        15,883
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents...............       (6,825)            (21,961)         21,435        (66,262)
Cash and cash equivalents, beginning of year.......................       87,301             109,262          87,827        847,582
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year.............................  (Yen)80,476        (Yen) 87,301    (Yen)109,262    $   781,320
===================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements
KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

1. Description of Business, Basis of Financial Statements and Summary of
===============================================================================
Significant Accounting Policies
-------------------------------
Description of Business

Komatsu Ltd. ("the Company") and consolidated subsidiaries (together "the companies") manufacture and market primarily heavy equipment, consisting of various types of construction and mining equipment and industrial machinery throughout the world, and also engage in manufacturing and sales of electronics including semiconductor products, civil engineering and construction, and other activities. The semiconductor industry has historically been cyclical and has experienced periodic downturns, which have had a material adverse effect on the semiconductor industry's demand for semiconductor products manufactured and marketed by the Company and certain subsidiaries.

     The consolidated net sales of the Company and consolidated subsidiaries for the year ended March 31, 2000, consisted of the following:

     Construction and mining equipment--67.6%, Electronics--8.5%, Civil engineering and construction--7.5%, Industrial machinery--2.9%, Others--13.5%.

     Sales are made principally under the Komatsu brand name, and are almost entirely through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales in 2000, 47.5% were generated outside Japan, with 23.0% in the Americas, 11.7% in Europe, 9.4% in Asia (excluding Japan) and Oceania, and 3.4% in the Middle East and Africa.

     The manufacturing operations of the Company and consolidated subsidiaries are conducted primarily at plants in Japan, the United States of America, Germany, the United Kingdom, Brazil, Italy, China and Taiwan.

Basis of Financial Statements

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts for the year ended March 31, 2000, is included solely for the convenience of readers outside Japan and has been made at the rate of (Yen)103 to $1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2000. Such translation should not be construed as a representation that Japanese yen amounts could be converted into United States dollars at the above or any other rate.

     The Company adopted the provision of Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" effective April 1, 1998, and made retroactive restatement of the segment information for the year ended March 31, 1998, for which SFAS No. 14 was applied.

     The accompanying consolidated financial statements reflect certain adjustments, not recorded in the companies' books, to present them in conformity with accounting principles generally accepted in the United States of America, modified for accounting for stock splits (Note 11). The major adjustments include those relating to accounting for foreign currency translation, postretirement benefits, investments in debt and equity securities, valuation losses of long-lived assets and accruals of certain expenses.

Summary of Significant Accounting Policies

(1) Consolidation and Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and all of its majority-owned domestic and foreign subsidiaries, except for certain minor subsidiaries.

     In September 1997, Komatsu Electronic Metals Co., Ltd. (KEM), a consolidated manufacturing subsidiary of silicon wafers, completed an initial public offering and listed its shares on the Tokyo Stock Exchange. The public offering generated net proceeds to the companies of (Yen)13,065 million and a gain of (Yen)5,556 million, reducing the companies' ownership interest in KEM from 76.4% to 60.0%.

     In 1999, the Company increased its ownership in certain affiliated companies namely Komatsu Zenoah Co., Komatsu Mining Germany GmbH, formerly Demag Komatsu GmbH, and three other companies and those companies became consolidated subsidiaries as of March 31, 1999.

     Investments in 20% to 50%-owned affiliated companies and certain minor subsidiaries not consolidated are, with minor exceptions, accounted for by the equity method. All significant intercompany transactions have been eliminated. The excess cost of investments in the subsidiaries and affiliated companies over their equity in the net assets at the dates of acquisition is generally being amortized on a straight-line method over the estimated periods benefited, not exceeding periods of 10 years.

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

(4) Inventories

Inventories, consisting of finished products including finished parts held for sale, work in process, and materials and supplies, are stated at the lower of cost or market. Cost is determined by the last-in, first-out method for finished parts held for sale and by using actual costs accumulated under a job-order-cost system for other finished products and work in process. Cost of materials and supplies represents average cost.

(5) Property, Plant and Equipment, and Related Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets. Effective rates of depreciation for buildings, machinery and equipment for the years ended March 31, 2000, 1999 and 1998, are as follows:

                                                   2000      1999        1998
-------------------------------------------------------------------------------
Buildings.....................................        8%        8%          9%
Machinery and equipment.......................       25%       23%         26%
-------------------------------------------------------------------------------

     Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in other income or expenses.

(6) Construction Contracts

Certain domestic subsidiaries engage in construction operations in Japan, which include the construction of buildings and public works projects, such as bridges and roads. Income from short-term construction contracts is recorded under the completed-contract method of accounting. Income from long-term construction contracts is generally recorded under the percentage-of-completion method of accounting.

(7) Income Taxes

In accordance with SFAS No. 109, "Accounting for Income Taxes," the deferred tax provision is determined by the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between financial statement and tax bases of assets and liabilities using enacted tax rates as of each balance-sheet date. On March 31, 1999 and 1998, new income tax rates, effective April 1, 1999 and 1998, were enacted. The effect on deferred tax assets and liabilities of changes in tax rates were recognized in income in each year that included each enactment date.

     The companies compute and record income taxes currently payable based on their separate determinations of taxable income which may be different from accounting income.

     Provision for income taxes is not recorded for undistributed earnings of foreign subsidiaries and affiliated companies because the Company considers that such earnings are permanently reinvested and/or would not result in material additional taxation should they be distributed to the Company under current circumstances.

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

     The Company adopted SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," in the year ended March 31, 1999. SFAS No. 132 revised employers' disclosures about pension and other postretire-ment benefit plans. SFAS No. 132 did not change the recognition or measurement of those plans and did not affect the Company's consolidated financial position and results of operations. All prior-year disclosures had been restated to conform with the provisions of SFAS No. 132.

(9) Free Share Distribution

The Commercial Code of Japan permits Japanese companies, upon approval by the Board of Directors, to issue shares, in the form of a stock split, to shareholders to the extent that the aggregate par value of the shares to be distributed does not exceed the excess of the common stock account over the par value of shares issued and outstanding (Note 11).

(10) Per Share Data

Basic net income (loss) per share has been computed by dividing net income
(loss) by the weighted-average number of common shares outstanding during each fiscal year, after deducting treasury shares. Diluted net income (loss) per share reflects the potential dilution and has been computed on the basis that all convertible bonds were converted at the beginning of the year to the extent that it is not antidilutive.

     Dividends per share shown in the accompanying consolidated statements of income have been presented on an accrual basis and include, in each fiscal year ended March 31, dividends approved or to be approved by shareholders after such date, but applicable to the year then ended.

(11) Consolidated Statements of Cash Flows

For the purposes of the consolidated statements of cash flows, cash and cash equivalents include highly liquid investments with an original maturity of three months or less to be cash equivalents.

(12) Derivative Financial Instruments

The companies use various derivative financial instruments to manage their interest rate and foreign currency exchange exposure. In determining whether these instruments qualify as a hedge, the companies use hedge criteria that include their effectiveness to reduce risk, specific identification of the asset or liability being hedged and the time horizon being hedged.

Financial Instruments Qualifying as Hedge

The companies enter into interest rate swap and cap agreements as a means of managing their rate exposures. Interest differentials on those interest rate swaps are accrued as interest rate change over the contract period. Premiums paid for interest rate caps are amortized over the life of contracts and are expensed as a part of interest expense.

     The companies also enter into forward exchange contracts and swaps to hedge foreign currency exposure arising from foreign currency assets and liabilities and sales commitments.

     Gains and losses on the foreign exchange contracts are recognized based on changes in exchange rates, and are offset by corresponding foreign exchange gains or losses on such assets and liabilities being hedged.

     Gains and losses on the forward exchange contracts to hedge foreign currency commitments are deferred and included in the measurement of the related transactions, unless it is estimated that such deferral would lead to recognizing losses in later periods.

Financial Instruments Not Qualifying as Hedge

In May 1999, the Company entered into interest rate swap contracts with the notional amount of (Yen)40,000 million ($388,350 thousand) as a means of managing the Company and its group companies' interest rate exposures. Those contracts did not meet the hedge criteria. Accordingly, those interest rate swaps were recorded in the accompanying consolidated balance sheets at their fair value as of March 31, 2000, and the resultant gains from those interest rate swaps of (Yen)401 million ($3,893 thousand) were recognized in "Interest and other income" in the accompanying consolidated statements of income for the year ended March 31, 2000.

(13) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the long-lived assets and certain identifiable intangibles to be held and used by the companies are reviewed for impairment based on a cash flow analysis of related operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

     On November 9, 1998, the Company announced its plans to restructure the domestic manufacturing plants for construction equipment, which also covered some of the group companies. Under such plans, the Company has been combining the manufacturing facilities of certain manufacturing plants of Komatsu and certain consolidated subsidiaries in order to achieve optimal manufacturing operations by improving the productivity of manufacturing through disposal of certain properties on a consolidated basis. This restructuring plan will be completed in the first half of the fiscal year ending March 31, 2001.

     As part of this restructuring plan, specified manufacturing facilities of certain consolidated subsidiaries were disposed of during fiscal 2000. Disposal losses of (Yen)196 million ($1,903 thousand) and (Yen)1,000 million were charged to income in fiscal 2000 and 1999, respectively. Expected disposal losses on those manufacturing facilities of approximately (Yen)1,000 million as of March 31, 1999 were accrued and included in other current liabilities in the accompanying consolidated financial statements.

     In fiscal 2000, the Company recorded impairment losses on long-lived assets at its wholly owned subsidiary in the electronics segment. Such impairment losses were calculated using the best estimate of discounted future cash flows based on the assumption to continue its operation. However, because of uncertainties in management's best estimate of future cash flows based on the assumption to continue its operation, the actual result with regard to losses of long-lived assets may have a materially unfavorable impact on the Company if the assumption of cash flow projection is changed in future.

(14) Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," in the year ended March 31, 1999. Comprehensive income consists of net income, changes in foreign currency translation adjustments, net unrealized holding gains on securities available for sale and pension liability adjustments, and is included in the consolidated statements of shareholders' equity. SFAS No. 130 requires only additional disclosures in the consolidated financial statements and does not affect the Company's consolidated financial position and results of operations. Consolidated financial statements for fiscal 1998 have been reclassified to conform with the provisions of SFAS No. 130.

(15) Use of Estimates

The Company's management has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from the estimates and assumptions.

(16) New Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS No. 133." This statement defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company will adopt SFAS No. 133 for the year beginning April 1, 2001. Currently, the effect on the Company's consolidated financial statements of adopting SFAS No. 133 has not been determined.

     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position No. 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on when costs for internal-use computer software should be capitalized or expensed as incurred and is effective for fiscal years beginning after December 15, 1998. The effect of adopting this statement was immaterial on the companies' financial positions and results of operations as of and for the year ended March 31, 2000.

     In April 1998, the AICPA also issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires that costs of start-up activities, including organization costs, should be expensed as incurred. This is effective for fiscal years beginning after December 15, 1998. The effect of adopting this statement was immaterial on the companies' financial positions and results of operations as of and for the year ended March 31, 2000.

2. Supplemental Cash Flow Information
===============================================================================

Additional cash flow information and noncash investing and financing activities for the years ended March 31, 2000, 1999 and 1998, are as follows:
                                                                                                               Thousands of
                                                                           Millions of yen                     U.S. dollars
                                                                   ---------------------------------------  -------------------
                                                                     2000             1999           1998            2000
-------------------------------------------------------------------------------------------------------------------------------
Additional cash flow information:
  Interest paid.......................................               (Yen)25,007    (Yen)21,235     (Yen)16,774   $  242,786
  Income taxes paid...................................                    20,922         14,172          30,286      203,126
-------------------------------------------------------------------------------------------------------------------------------
Noncash investing and financing activities:
  Assets and liabilities of certain companies consolidated
   commencing in fiscal 2000, 1999 and 1998 (Note 6):
   Total assets......................................                (Yen)9,021    (Yen)100,716     (Yen)50,392   $  87,583
   Total liabilities.................................                     6,478          67,746          32,056      62,893
-------------------------------------------------------------------------------------------------------------------------------

3. Trade Notes and Accounts Receivable
===============================================================================
The Company and certain of its subsidiaries follow the practice of including installment receivables due after one year (less unearned interest) in current assets. Receivables due after one year (less unearned interest) amounted to
(Yen)56,874 million ($552,175 thousand) and (Yen)37,196 million at March 31, 2000 and 1999, respectively.

4. Inventories
================================================================================

At March 31, 2000 and 1999, inventories comprised the following:

                                                                                                  Thousands of
                                                                           Millions of yen        U.S. dollars
                                                                      --------------------------  ------------
                                                                          2000         1999            2000
--------------------------------------------------------------------------------------------------------------
Finished products, including finished parts held for sale.......      (Yen)138,230  (Yen)155,096    1,342,039
Work in process.................................................            45,376        59,259      440,544
Materials and supplies..........................................            25,483        30,513      247,407
--------------------------------------------------------------------------------------------------------------
Total...........................................................      (Yen)209,089  (Yen)244,868    2,029,990
==============================================================================================================

5. Marketable Securities and Investment Securities
================================================================================

Marketable securities and investment securities at March 31, 2000 and 1999, primarily consisted of securities available for sale.

The cost, gross unrealized holding gains and losses, and fair value for such securities by major security types at March 31, 2000 and 1999, are as follows:

                                                                              Millions of yen
                                                       -------------------------------------------------------------
                                                                          Gross unrealized holding
                                                                     ----------------------------------
                                                           Cost            Gains          Losses         Fair value
--------------------------------------------------------------------------------------------------------------------
At March 31, 2000
Marketable securities available for sale:
  Marketable debt securities.....................      (Yen)   107     (Yen)     -       (Yen)  -        (Yen)   107
  Marketable equity securities...................           27,712          13,149            749             40,112
--------------------------------------------------------------------------------------------------------------------
                                                       (Yen)27,819     (Yen)13,149       (Yen)749        (Yen)40,219
--------------------------------------------------------------------------------------------------------------------
Investment securities available for sale:
  Marketable debt securities.....................      (Yen)     3     (Yen)     8       (Yen)  -        (Yen)    11
  Marketable equity securities...................           33,527          32,021            267             65,281
  Other investment securities....................           10,643               -              -             10,643
--------------------------------------------------------------------------------------------------------------------
                                                       (Yen)44,173     (Yen)32,029       (Yen)267        (Yen)75,935
====================================================================================================================

                                                                              Millions of yen
                                                       -------------------------------------------------------------
                                                                          Gross unrealized holding
                                                                     ----------------------------------
                                                           Cost            Gains          Losses         Fair value
--------------------------------------------------------------------------------------------------------------------
At March 31, 1999
Marketable securities available for sale:
  Marketable debt securities......................     (Yen) 2,851     (Yen)    12      (Yen)    -       (Yen) 2,863
  Marketable equity securities....................          35,357          18,933           2,719            51,571
--------------------------------------------------------------------------------------------------------------------
                                                       (Yen)38,208     (Yen)18,945      (Yen)2,719       (Yen)54,434
--------------------------------------------------------------------------------------------------------------------
Investment securities available for sale:
  Marketable debt securities
  Marketable equity securities....................     (Yen)    30     (Yen)     -      (Yen)    -       (Yen)    30
  Other investment securities.....................          40,395          33,858           1,442            72,811
                                                            15,606               -               -            15,606
--------------------------------------------------------------------------------------------------------------------
                                                       (Yen)56,031     (Yen)33,858      (Yen)1,442       (Yen)88,447
====================================================================================================================

                                                                              Millions of yen
                                                       -------------------------------------------------------------
                                                                          Gross unrealized holding
                                                                     ----------------------------------
                                                           Cost            Gains          Losses         Fair value
--------------------------------------------------------------------------------------------------------------------
At March 31, 2000
Marketable securities available for sale:
  Marketable debt securities......................     $    1,039      $        -        $     -          $    1,039
  Marketable equity securities....................        269,049         127,660          7,272             389,437
--------------------------------------------------------------------------------------------------------------------
                                                       $  270,088      $  127,660        $ 7,272          $  390,476
--------------------------------------------------------------------------------------------------------------------
Investment securities available for sale:
  Marketable debt securities......................     $       29      $       78        $     -          $      107
  Marketable equity securities....................        325,505         310,883          2,592             633,796
  Other investment securities.....................        103,330               -              -             103,330
--------------------------------------------------------------------------------------------------------------------
                                                       $  428,864      $  310,961        $ 2,592          $  737,233
====================================================================================================================

     Maturities of marketable debt securities at March 31, 2000 and 1999 primarily fall within five years.

     Unrealized holding gains and losses are included as a component of shareholders' equity until realized.

     Proceeds from the sales of securities available for sale were (Yen)137,278 million ($1,332,796 thousand), (Yen)50,929 million and (Yen)70,584 million for the years ended March 31, 2000, 1999 and 1998, respectively.

     Net realized gains (losses) on the sales of securities available for sale during the years ended March 31, 2000, 1999 and 1998, amounted to (Yen)16,993 million ($164,981 thousand), (Yen)(4,679) million and (Yen)8,285 million, respectively. They were included in the determination of net income. The cost of the securities sold was computed based on the average-cost method.

6. Investments in and Advances to Affiliated Companies
================================================================================

At March 31, 2000 and 1999, investments in and advances to affiliated companies comprised the following:

                                                                                                  Thousands of
                                                                           Millions of yen        U.S. dollars
                                                                      --------------------------  ------------
                                                                          2000         1999            2000
--------------------------------------------------------------------------------------------------------------
Investments in capital stock...................................       (Yen)26,635    (Yen)24,308    $ 258,592
Advances.......................................................               211          7,208        2,049
--------------------------------------------------------------------------------------------------------------
Total..........................................................       (Yen)26,846    (Yen)31,516    $ 260,641
==============================================================================================================

     The carrying value of investments in the affiliated companies at March 31, 1999 included (Yen)908 million, representing the unamortized balance of the excess of the cost of investments over the companies' equity in the net assets, at date of acquisition.

     The companies own a 39.2% (27.2% in 1999) interest in Komatsu Forklift Co., Ltd., which manufactures and distributes forklift products. The common stock of the above affiliated company is publicly traded. The carrying values of this investment at March 31, 2000 and 1999, were (Yen)14,903 million ($144,689 thousand) and (Yen)9,003 million, respectively, with corresponding quoted market values of (Yen)5,228 million ($50,757 thousand) and (Yen)3,826 million, respectively.

     In the late part of the fiscal year ended March 31, 1999, the Company increased its ownership percentage in Komatsu Zenoah Co., to 51.2% (33.2% in 1998). As a result, Komatsu Zenoah Co. has been reflected as a consolidated subsidiary of the Company effective March 31, 1999.

     Dividends received from affiliated companies were (Yen)324 million ($3,146 thousand), (Yen)25 million and (Yen)485 million during the years ended March 31, 2000, 1999 and 1998, respectively.

     Trade notes and accounts receivable from affiliated companies at March 31, 2000 and 1999, were (Yen)44,050 million ($427,670 thousand) and (Yen)47,537 million, respectively.

     Short-term loans receivable from affiliated companies at March 31, 2000 and 1999, were (Yen)19,200 million ($186,408 thousand) and (Yen)21,146 million, respectively.

     Trade notes and accounts payable to affiliated companies at March 31, 2000 and 1999, were (Yen)5,506 million ($53,456 thousand) and (Yen)7,300 million, respectively.

     Net sales for the years ended March 31, 2000, 1999 and 1998, included net sales to affiliated companies in the amounts of (Yen)83,001 million ($805,835 thousand), (Yen)87,643 million and (Yen)96,829 million, respectively.

     Summarized financial information for affiliated companies at March 31, 2000 and 1999, and for the years ended March 31, 2000, 1999 and 1998, is as follows:

                                                                                                  Thousands of
                                                                           Millions of yen        U.S. dollars
                                                                      --------------------------  ------------
                                                                          2000         1999            2000
--------------------------------------------------------------------------------------------------------------
Current assets..................................................      (Yen)155,703  (Yen)172,767   $ 1,511,680
Net property, plant and equipment...............................            60,649        61,183       588,825
Other assets....................................................            32,792        36,862       318,369
--------------------------------------------------------------------------------------------------------------
Total assets....................................................      (Yen)249,144  (Yen)270,812   $ 2,418,874
==============================================================================================================
Current liabilities.............................................      (Yen)153,662  (Yen)187,504   $ 1,491,864
Noncurrent liabilities..........................................            21,256        23,724       206,369
Shareholders' equity............................................            74,226        59,584       720,641
--------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity......................      (Yen)249,144  (Yen)270,812   $ 2,418,874
==============================================================================================================

                                                                                                                  Thousands of
                                                                                   Millions of yen                U.S. dollars
                                                                      ----------------------------------------    ------------
                                                                          2000         1999            1998            2000
------------------------------------------------------------------------------------------------------------------------------
Net sales.....................................................        (Yen)271,831  (Yen)259,870  (Yen)420,989    $  2,639,136
==============================================================================================================================
Net income (loss).............................................        (Yen)  8,259  (Yen)(15,873) (Yen)  6,486    $     80,184
==============================================================================================================================

     The summarized financial information as of and for the year ended March 31, 1998 included the accounts of Komatsu Zenoah Co., Komatsu Mining Germany GmbH, formerly Demag Komatsu GmbH, and three other companies, which were newly consolidated in fiscal 1999. The aggregated net sales of those companies for the year ended March 31, 1998 amounted to (Yen)124,324 million and the aggregated net income of those companies amounted to (Yen)2,739 million.

     The aggregate net sales and net losses of those consolidated companies for the year ended March 31, 1999 would have amounted to (Yen)79,385 million and
(Yen)717 million, respectively, if those companies were consolidated subsidiaries at the beginning of fiscal 1999.

     The impact on net loss per share would not have been material if those companies were consolidated at the beginning of fiscal 1999.

7. Property, Plant and Equipment
================================================================================

The major classes of property, plant and equipment at March 31, 2000 and 1999, are as follows:

                                                                                                     Thousands of
                                                                             Millions of yen         U.S. dollars
                                                                      ----------------------------   ------------
                                                                          2000           1999             2000
-----------------------------------------------------------------------------------------------------------------
Land..............................................................    (Yen)  58,856   (Yen)  59,745   $   571,417
Buildings.........................................................          270,961         272,279     2,630,689
Machinery and equipment...........................................          533,075         527,026     5,175,486
Construction in progress..........................................           56,252          91,687       546,136
-----------------------------------------------------------------------------------------------------------------
Total.............................................................          919,144         950,737     8,923,728
Less: accumulated depreciation....................................         (521,610)       (510,031)   (5,064,175)
-----------------------------------------------------------------------------------------------------------------
Net property, plant and equipment.................................    (Yen) 397,534   (Yen) 440,706   $ 3,859,553
=================================================================================================================

8. Pledged Assets

At March 31, 2000, assets pledged as collateral for short-term debt and long-term debt are as follows:

                                                                                              Thousands of
                                                                       Millions of yen        U.S. dollars
--------------------------------------------------------------------------------------        ------------
Time deposits........................................................      (Yen)   707           $   6,864
Trade notes and accounts receivable..................................              671               6,514
Property, plant and equipment-Less accumulated depreciation..........           45,809             444,748
----------------------------------------------------------------------------------------------------------
Total................................................................      (Yen)47,187           $ 458,126
==========================================================================================================

     The above pledged assets were classified by type of liabilities to which they relate as follows:

                                                                                              Thousands of
                                                                       Millions of yen        U.S. dollars
--------------------------------------------------------------------------------------        ------------
Liabilities appearing in the consolidated balance sheets as:
     Short-term debt.................................................      (Yen) 1,428           $  13,864
     Long-term debt..................................................           45,759             444,262
----------------------------------------------------------------------------------------------------------
Total................................................................      (Yen)47,187           $ 458,126
==========================================================================================================

9. Short-Term and Long-Term Debt
================================

Short-term debt primarily consisted of short-term bank loans. The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 2000 and 1999, were 2.4% and 3.9%, respectively. The Company and certain consolidated subsidiaries have unused committed lines of credit amounting to
(Yen)49,282 million ($478,466 thousand) with certain financial institutions at the end of fiscal 2000.

     Long-term debt at March 31, 2000 and 1999, consisted of the following:

                                                                                                               Thousands of
                                                                                   Millions of yen             U.S. dollars
                                                                            -------------------------------  ----------------
                                                                                 2000            1999               2000
-----------------------------------------------------------------------------------------------------------------------------
Long-term debt with collateral (Note 8):
   Banks, insurance companies and other financial institutions, maturing serially through 2000-2029, weighted-average rate 4.3%
        Government-owned banks and government agencies.....................   (Yen) 14,608    (Yen) 23,658        $  141,825
        Other..............................................................          6,459           8,136            62,709
Long-term debt without collateral:
   Banks, insurance companies and other financial institutions,
     maturing serially through 2000-2022, weighted-average rate 3.3%.......        104,818         127,494         1,017,650
   Euro Medium-Term Notes with various interest rates maturing serially
     through 2000-2009.....................................................         90,959          82,984           883,097
   9.6% Bonds due 1999 (payable in U.S. dollars)...........................             --           3,942                --
   6.9% Senior Notes due 2003 (payable in U.S. dollars)....................         11,981          13,537           116,320
   1.8% Convertible Unsecured Bonds due 2004...............................         27,447          25,741           266,476
   7.0% Senior Notes due 2005 (payable in U.S. dollars)....................          7,270           8,215            70,583
   1.9% Unsecured Bonds due 2006...........................................         35,000          35,000           339,806
   Other...................................................................          1,053           1,148            10,224
----------------------------------------------------------------------------------------------------------------------------
Total......................................................................        299,595         329,855         2,908,690
Less: current maturities...................................................        (54,306)        (37,605)         (527,243)
----------------------------------------------------------------------------------------------------------------------------
Long-term debt.............................................................   (Yen)245,289    (Yen)292,250        $2,381,447
============================================================================================================================

     The conversion price per share of the 1.8% convertible unsecured bonds at March 31, 2000, was (Yen)971.2, which is subject to adjustments under certain conditions. These bonds are redeemable anytime before maturity at the option of the Company, at the initial redemption price of 104% of the principal.

     In 1996, the Company, Komatsu Finance America Inc., and Komatsu Finance (Netherlands) B.V. (the "Issuers") registered the US$1.0 billion Euro Medium-Term Note Program on the London Stock Exchange. On April 1, 1999, the registered amounts of Euro Medium-Term Notes Program were increased to US$1.2 billion. On March 31, 2000, Komatsu Australia Pty. Ltd. was added as an issuer under the Program. Under the Program, each of the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuers and dealers. Komatsu Finance America Inc. issued (Yen)29,800 million ($289,320 thousand) and US$0 million during fiscal 2000, and (Yen)50,900 million and US$39 million during fiscal 1999 of Euro Medium-Term Notes with various interest rates and maturity dates. Komatsu Finance (Netherlands) B.V. issued (Yen)8,139 million ($79,019 thousand) during fiscal 2000 of Euro Medium-Term Notes with various interest rates and maturity dates. To offset market risk exposure arising from changes in foreign exchange rates and interest rates on debts under the Program, cross-currency interest rate swap and interest rate swap contracts are utilized. The cross-currency interest rate swap contracts effectively convert yen-denominated debts and related interest into U.S. dollar obligations. U.S. dollar interest rates are based on three month LIBOR with borrowing spreads of LIBOR minus 0.10% to LIBOR plus 0.59%, and LIBOR minus 0.10% to LIBOR flat for the years ended March 31, 2000 and 1999, respectively, depending upon the contract. The floating interest rates for fiscal 2000 and 1999 ranged from 4.87% to 6.69% and 5.10% to 6.00%, respectively.

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

Annual maturities of long-term debt subsequent to March 31, 2000, are as follows:

                                                  Thousands of
Year ending March 31           Millions of yen    U.S. dollars
----------------------------------------------   --------------
2001..........................  (Yen)  54,306      $   527,243
2002..........................         40,147          389,777
2003..........................         42,074          408,485
2004..........................         70,426          683,748
2005..........................         11,918          115,709
2006 and thereafter...........         80,724          783,728
--------------------------------------------------------------
Total.........................  (Yen) 299,595      $ 2,908,690
==============================================================

10.  Liability for Pension and Other Postretirement Benefits
============================================================

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

     Net periodic cost of the Company's plan for the years ended March 31, 2000, 1999 and 1998, included the following components:

                                                                                                      Thousands of
                                                                     Millions of yen                  U.S. dollars
                                                     ---------------------------------------------    ------------
                                                        2000               1999            1998            2000
------------------------------------------------------------------------------------------------------------------
Service cost--Benefits earned during the year....... (Yen) 5,122       (Yen) 4,828      (Yen) 4,909      $ 49,728
Interest cost on projected benefit obligation.......       3,907             4,428            4,448        37,932
Expected return on plan assets......................      (1,294)           (1,147)          (1,404)      (12,563)
Net amortization and deferral.......................       2,834             1,726            1,648        27,515
-----------------------------------------------------------------------------------------------------------------
Net periodic cost................................... (Yen)10,569       (Yen) 9,835      (Yen) 9,601      $102,612
=================================================================================================================

     The reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the Company's plan are as follows:

                                                                                                               Thousands of
                                                                                   Millions of yen             U.S. dollars
                                                                            -------------------------------  ----------------
                                                                                 2000            1999               2000
-----------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
   Benefit obligation, beginning of year.................................   (Yen)126,051     (Yen)126,538        $1,223,797
   Service cost..........................................................          5,122            4,828            49,728
   Interest cost.........................................................          3,907            4,428            37,932
   Actuarial loss........................................................          3,460            7,208            33,592
   Benefits paid.........................................................        (15,111)         (16,951)         (146,709)
---------------------------------------------------------------------------------------------------------------------------
   Benefit obligation, end of year.......................................   (Yen)123,429     (Yen)126,051        $1,198,340
===========================================================================================================================

Change in plan assets:
   Fair value of plan assets, beginning of year..........................   (Yen) 60,312     (Yen) 54,365        $  585,552
   Actual return on plan assets..........................................          4,045              499            39,272
   Employer contribution.................................................         13,192           10,692           128,078
   Benefits paid.........................................................         (5,114)          (5,244)          (49,650)
---------------------------------------------------------------------------------------------------------------------------
   Fair value of plan assets, end of year................................   (Yen) 72,435     (Yen) 60,312        $  703,252
===========================================================================================================================

                                                                                                                    Thousands of
                                                                                          Millions of yen           U.S. dollars
                                                                                   ------------------------------   ------------
                                                                                         2000           1999              2000
--------------------------------------------------------------------------------------------------------------------------------
Funded status..................................................................    (Yen)(50,994)     (Yen)(65,739)    $ (495,087)
Unrecognized net loss..........................................................          21,251            32,032        206,320
Unrecognized net obligation at transition being recognized over 15 years.......           3,133             3,915         30,417
Unrecognized prior service cost being recognized over 15 years.................           4,718             5,264         45,806
--------------------------------------------------------------------------------------------------------------------------------
Net amount recognized..........................................................    (Yen)(21,892)     (Yen)(24,528)    $ (212,544)
================================================================================================================================
Net amounts recognized in the consolidated balance sheets consist of:
  Liability for postretirement benefits........................................    (Yen)(36,031)     (Yen)(50,550)    $ (349,816)
  Intangible assets included in other assets...................................           7,851             9,179         76,223
  Amount included in accumulated other comprehensive
   income (loss), gross of tax.................................................           6,288            16,843         61,049
--------------------------------------------------------------------------------------------------------------------------------
Net amount recognized..........................................................    (Yen)(21,892)     (Yen)(24,528)    $ (212,544)
================================================================================================================================

  Assumptions used in determining costs of the Company's plan and the funded status information shown above are as follows:

                                          2000      1999         1998
---------------------------------------------------------------------
Weighted-average discount rate.........   3.1%      3.1%         3.5%
Rate of increase in future
  compensation levels..................   2.1%      2.4%         2.4%
Expected long-term rate of
  return on plan assets................   2.3%      2.1%         2.6%
---------------------------------------------------------------------

  As a result of the changes in the discount rate in fiscal 1999, the benefit obligation as of March 31, 1999, was approximately (Yen)3,749 million more than it would have been using the previous 3.5% discount rate. The effect of those changes had no material impact on the net periodic costs.

  Certain foreign subsidiaries have various funded pension plans, of which the plan assets and the projected benefit obligations were calculated under the provisions of SFAS No. 87. The aggregated fair value of plan assets as of March 31, 2000 and 1999, was approximately (Yen)8,297 million ($80,553 thousand) and
(Yen)8,195 million, respectively, and the aggregated benefit obligations as of March 31, 2000 and 1999, were approximately (Yen)7,865 million ($76,359 thousand) and (Yen)9,063 million, respectively. Discount rates of 6.5% to 7.5% and expected long-term rates of return on plan assets of 7.5% to 9.0% were used as assumptions in determining the actuarial value of benefit obligations for the years ended March 31, 2000, 1999 and 1998.

  Certain domestic subsidiaries also have unfunded severance payment plans and/or pension plans similar to those of the Company for their employees with estimated accumulated benefit obligations of approximately (Yen)11,000 million ($106,796 thousand) as of March 31, 2000, which were approximately equal to the aggregated fair value of plan assets and accruals. The amounts of net periodic costs of certain foreign and domestic subsidiaries for the years ended March 31, 2000, 1999 and 1998, were (Yen)2,945 million ($28,592 thousand), (Yen)2,901 million and (Yen)3,110 million, respectively.

  Directors of the Company and domestic subsidiaries are primarily covered by unfunded retirement allowances plans.

  Under the unfunded plans described in the preceding paragraphs, the amounts required if all employees and directors had voluntarily terminated their employment at each balance-sheet date are fully accrued. The payments to directors are subject to shareholders' approval.

  During fiscal 1999, the Company and certain consolidated subsidiaries offered retirement incentive programs to employees. Expenses of (Yen)215 million ($2,087 thousand) and (Yen)6,476 million under this program were charged to income in fiscal 2000 and 1999, respectively, and paid or accrued severance payments for the employees who had accepted their entitlement to such programs up to March 31, 1999. Accrual for those employees as of March 31, 1999 was included in liability for postretirement benefits in the accompanying consolidated balance sheets, which amounted to (Yen)2,765 million.

  Total expenses of all severance-payment and pension plan premiums charged to income for the years ended March 31, 2000, 1999 and 1998, were (Yen)14,140 million ($137,282 thousand), (Yen)17,015 million and (Yen)13,297 million, respectively. Total expenses of all severance payments for the years ended March 31, 2000 and 1999 included the additional severance payment under the retirement incentive programs paid up to March 31, 2000.

  Certain foreign subsidiaries have postretirement benefit plans other than pensions, which are primarily not funded. The accumulated postretirement benefit obligation at March 31, 2000 and 1999, was (Yen)3,714 million ($36,058 thousand) and (Yen)4,869 million, respectively, and the accrued postretirement benefit obligation at March 31, 2000 and 1999, was (Yen)2,955 million ($28,689 thousand) and (Yen)3,229 million, respectively. The amounts of net periodic postretirement benefits other than pensions for the years ended March 31, 2000, 1999 and 1998, were not material.

11. Shareholders' Equity
================================================================================

(1) Common Stock and Capital Surplus

Under the Commercial Code of Japan ("the Code"), certain issuance of common shares, including conversions of debt issued and exercises of warrants, are required to be credited to the common stock account for at least the greater of par value or 50% of the proceeds.

  The Code permits, upon approval of the Board of Directors, transfer of amounts from capital surplus to the common stock. Pursuant to resolutions of the Board of Directors, the Company from time to time has made free share distributions (Note 1). Such free share distributions have been accounted for by a transfer from capital surplus to common stock of the aggregate par value of shares issued or no change in common stock and capital surplus. Publicly owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders' record date by reducing retained earnings and increasing appropriate capital accounts by an amount equal to the fair value of the shares issued.

  If such United States practice had been applied to the cumulative free distributions made by the Company, capital surplus at March 31, 2000, would have been increased by (Yen)103,189 million ($1,001,835 thousand) with a corresponding decrease in unappropriated retained earnings. If all convertible bonds were converted at March 31, 2000, 28,260,914 shares of the Company's common stock would be issuable. At March 31, 2000 and 1999, affiliated companies owned 4,368,021 and 7,179,857 shares of the Company's common stock, respectively.

(2) Retirement of the Company's Outstanding Shares

The Commercial Code of Japan permits a company to retire a portion of its outstanding shares upon approval of the shareholders at the annual general shareholders' meeting or of the Board of Directors if stipulated in the Articles of Corporation. On November 10, 1997, the Board of Directors passed a resolution approving the purchase and the retirement of the outstanding shares of the Company up to a maximum aggregate acquisition cost of (Yen)10,000 million and up to a maximum of 15,000,000 shares.

  By March 31, 1999, the Company purchased 15,000,000 shares based on the resolution of the Board of Directors on November 10, 1997, and had retired shares totaling (Yen)9,203 million in 1998 and (Yen)570 million in 1999.

  On May 2, 2000, the Board of Directors passed a resolution approving the purchase and retirement of outstanding shares of the Company up to a maximum aggregate acquisition cost of (Yen)7,000 million ($67,961 thousand) and up to a maximum of 10,000,000 shares before the close of the next general shareholders' meeting in 2001 as permitted by the Company's Articles of Corporation.

  By May 17, 2000, the Company purchased and retired 10,000,000 shares having a market value of (Yen)6,340 million
($61,553 thousand) based on the resolution of the Board of Directors on May 2, 2000.

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

(4) Unappropriated Retained Earnings and Dividends

The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company's general books of account maintained in accordance with generally accepted Japanese accounting practices. The adjustments included in the accompanying financial statements but not recorded in the general books of account, as explained under "Basis of Financial Statements" in Note 1, have no effect on the determination of retained earnings available for dividends under the Code. In addition to the Code provision requiring an appropriation for legal reserve as discussed above, the Code imposes certain limitations on the amount of retained earnings available for dividends. Retained earnings of (Yen)271,680 million ($2,637,670 thousand), shown by the Company's general books of account as of March 31, 2000, is not restricted by the limitations under the Code.

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

  On June 28, 2000, the shareholders authorized payment of a cash dividend totaling (Yen)2,900 million ($28,155 thousand) to shareholders of record on March 31, 2000. In accordance with the Code, the declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2000. Dividends are reported in the Consolidated Statements of Shareholders' Equity when paid.

(5) Stock Option Plan

On June 26, 1998, the shareholders authorized the acquisition of 1,000,000 shares of the Company's common stock for the total consideration not exceeding
(Yen)1,000 million during the period up to the close of the following annual general shareholders' meeting in fiscal 1999.

  On June 29, 1999, the shareholders authorized the acquisition of 1,200,000 shares of the Company's common stock for the total consideration not exceeding
(Yen)1,200 million ($11,650 thousand) during the period up to the close of the following annual general shareholders' meeting in fiscal 2000. The Company intends to transfer such treasury shares to directors and certain employees under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is set to equal an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange at the date of the grant. Based on the resolutions of the shareholders' meeting on June 26, 1998, and June 29, 1999, the Company acquired 1,000,000 shares and 1,200,000 shares of its common stock from the market for the plan during the years ended March 31, 1999 and 2000, respectively. The options vest 100% on each of the grant dates and were and will be exercisable from July 1, 1999 and 2000, respectively.

  SFAS No. 123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for a stock option. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25 ("Accounting for Stock Issued to Employees"), the former standard. The Company chose to use the measurement prescribed by APB Opinion No. 25 and no additional compensation cost was incurred in fiscal 2000 and 1999. Had compensation cost for the Company's stock option plans been determined consistent with SFAS No. 123, the Company's net income (loss) and net income (loss) per share for the years ended March 31, 2000 and 1999 would have been as follows:

                                                                                                              Thousands of
                                                                               Millions of yen                U.S. dollars
                                                                       -----------------------------          ------------
                                                                             2000            1999                  2000
--------------------------------------------------------------------------------------------------------------------------
Net income (loss)................................................       (Yen)13,451  (Yen)(12,648)              $ 130,592

                                                                                      Yen                       U.S. cents
                                                                       -----------------------------            ----------
                                                                              2000         1999                    2000
-------------------------------------------------------------------    -----------------------------            ----------
Net income (loss) per share
  Basic............................................................        (Yen)13.60   (Yen)(13.05)               13.2c
  Diluted..........................................................             13.51        (13.05)               13.1

The following table summarizes information about stock option activity for fiscal 2000 and 1999:

                                                                Weighted average                Weighted
                                            Number of            exercise price                  average           Exercise price
                                                          --------------------------------                       ------------------
                                             shares           Yen          U.S. dollars       remaining Life       Low       High
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at March 31, 1998...........           --             --
Granted.................................    1,000,000       (Yen)700
Exercised...............................           --             --
Cancelled or Expired....................           --             --
----------------------------------------   ----------------------------------------------------------------------------------------
Outstanding at March 31, 1999...........    1,000,000       (Yen)700
Granted.................................    1,200,000       (Yen)820                7.96
Exercised...............................           --             --                 --
Cancelled or Expired....................      (20,000)      (Yen)820                7.96
----------------------------------------   ----------------------------------------------------------------------------------------
Outstanding at March 31, 2000...........    2,180,000       (Yen)765                7.43      4.79 years         (Yen)700  (Yen)820

[Exercisable at March 31, 1999].........           --             --
[Exercisable at March 31, 2000].........    1,000,000       (Yen)700                6.80
-----------------------------------------------------------------------------------------------------------------------------------

  The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

                                         2000               1999
--------------------------------------------------------------------
Grant-date fair value............  (Yen)207 (2.01)        (Yen)270
Expected life....................      6 years             6 years
Risk-free rate...................       1.23%              1.35%
Expected volatility..............      29.00%             44.00%
Expected dividend yield..........       0.63%              1.14%
--------------------------------------------------------------------

  On June 28, 2000, the shareholders authorized the acquisition of 1,200,000 shares of the Company's common stock for the total consideration not exceeding
(Yen)1,000 million ($9,709 thousand), with the same conditions as the aggregated acquisition of 2,200,000 shares made prior to March 31, 2000.

12. Other Comprehensive Income (Loss)
--------------------------------------------------------------------------------

Accumulated other comprehensive income (loss) at March 31, 2000, 1999 and 1998, is as follows:

                                                                                                                      Thousands of
                                                                               Millions of Yen                         U.S. dollars
                                                            ------------------------------------------------------    -------------
                                                                    2000               1999               1998              2000
-----------------------------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments:
  Balance, beginning of year...............................    (Yen)(24,159)       (Yen)(15,706)      (Yen)(17,147)     $  (234,553)
  Aggregate adjustment for the year resulting from
   translation of foreign currency financial statements....         (15,565)             (8,453)             1,441         (151,117)
-----------------------------------------------------------------------------------------------------------------------------------
  Balance, end of year.....................................    (Yen)(39,724)       (Yen)(24,159)      (Yen)(15,706)     $  (385,670)
===================================================================================================================================
Net unrealized holding gains on securities available for sale:
  Balance, beginning of year...............................    (Yen) 25,650        (Yen) 20,803       (Yen) 40,964      $   249,029
  Net increase (decrease)..................................          (2,183)              4,847            (20,161)         (21,194)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year.......................................    (Yen) 23,467        (Yen) 25,650       (Yen) 20,803      $   227,835
===================================================================================================================================
Pension liability adjustments:
  Balance, beginning of year...............................    (Yen) (8,927)       (Yen) (5,268)      (Yen) (4,090)     $   (86,670)
  Adjustment for the year..................................           5,594              (3,659)            (1,178)          54,311
-----------------------------------------------------------------------------------------------------------------------------------
  Balance, end of year.....................................    (Yen) (3,333)       (Yen) (8,927)      (Yen) (5,268)     $   (32,359)
===================================================================================================================================

Total accumulated comprehensive income (loss)
  Balance, beginning of year...............................    (Yen) (7,436)       (Yen)   (171)      (Yen) 19,727      $   (72,194)
  Adjustment for the year..................................         (12,154)             (7,265)           (19,898)        (118,000)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year.......................................    (Yen)(19,590)       (Yen) (7,436)      (Yen)   (171)     $  (190,194)
===================================================================================================================================

  Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

                                                                                          Millions of Yen
                                                                         -------------------------------------------------
                                                                                          Tax (expense)     Net of tax
                                                                          Pretax amount    or benefit         amount
--------------------------------------------------------------------------------------------------------------------------
2000:
Foreign currency translation adjustments................................   (Yen)(15,565)      (Yen)    --     (Yen)(15,565)
Net unrealized holding gains on securities available for sale:
  Unrealized holding gains or (losses) arising during the year..........          2,585            (1,079)           1,506
  Less: reclassification adjustment for (gains) or losses
   included in net income (loss)........................................         (6,848)            3,159           (3,689)
--------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses)...........................................         (4,263)            2,080           (2,183)
Pension liability adjustments...........................................         10,555            (4,961)           5,594
--------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss).......................................   (Yen) (9,273)      (Yen)(2,881)    (Yen)(12,154)
==========================================================================================================================
1999:
Foreign currency translation adjustments................................   (Yen) (8,453)      (Yen)    --     (Yen) (8,453)
Net unrealized holding gains on securities available for sale:
  Unrealized holding gains or (losses) arising during the year..........         (3,932)            1,723           (2,209)
  Less: reclassification adjustment for (gains) or losses
   included in net income (loss)........................................          9,182            (2,126)           7,056
--------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses)...........................................          5,250              (403)           4,847
Pension liability adjustments...........................................         (6,904)            3,245           (3,659)
--------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss).......................................   (Yen)(10,107)      (Yen) 2,842     (Yen) (7,265)
==========================================================================================================================
1998:
Foreign currency translation adjustments................................   (Yen)  1,441       (Yen)    --     (Yen)  1,441
Net unrealized holding gains on securities available for sale:
  Unrealized holding gains or (losses) arising during the year..........        (34,589)           17,559          (17,030)
  Less: reclassification adjustment for (gains) or losses
   included in net income (loss)........................................         (5,908)            2,777           (3,131)
--------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses)...........................................        (40,497)           20,336          (20,161)
Pension liability adjustments...........................................         (1,593)              415           (1,178)
--------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss).......................................   (Yen)(40,649)      (Yen)20,751     (Yen)(19,898)
==========================================================================================================================

                                                                                    Thousands of U.S. dollars
                                                                           --------------------------------------------------
                                                                                              Tax (expense)     Net of tax
                                                                             Pretax amount     or benefit         amount
-----------------------------------------------------------------------------------------------------------------------------
2000:
Foreign currency translation adjustments.................................    $  (151,117)       $        --       $  (151,117)
Net unrealized holding gains on securities available for sale:
  Unrealized holding gains or (losses) arising during the year...........         25,097            (10,476)           14,621
  Less: reclassification adjustment for (gains) or losses
   included in net income (loss).........................................        (66,485)            30,670           (35,815)
-----------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses)............................................        (41,388)            20,194           (21,194)
Pension liability adjustments............................................        102,476            (48,165)           54,311
-----------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)........................................    $   (90,029)       $   (27,971)      $  (118,000)
=============================================================================================================================

13. Income Taxes
================================================================================

Income (loss) before income taxes, minority interests and equity in earnings for the years ended March 31, 2000, 1999 and 1998, is as follows:

                                                                                                         Thousands of
                                                                             Millions of Yen             U.S. dollars
                                                                 -----------------------------------   ----------------
                                                                    2000         1999        1998             2000
-----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes:
  Domestic.....................................................  (Yen)13,431   (Yen)(20,598)  (Yen)26,929     $ 130,398
  Foreign......................................................        5,964         10,994        13,323        57,903
-----------------------------------------------------------------------------------------------------------------------
                                                                 (Yen)19,395   (Yen) (9,604)  (Yen)40,252     $ 188,301
=======================================================================================================================
Income taxes:
  Current-
    Domestic...................................................  (Yen)11,542   (Yen)(11,108   (Yen)15,144     $ 112,058
    Foreign....................................................        6,616          7,975         6,292        64,233
-----------------------------------------------------------------------------------------------------------------------
                                                                      18,158         19,083        21,436       176,291
-----------------------------------------------------------------------------------------------------------------------
  Deferred-
    Domestic...................................................       (9,403)       (15,105)          227       (91,291)
    Foreign....................................................        1,195         (1,917)         (822)       11,602
-----------------------------------------------------------------------------------------------------------------------
                                                                      (8,208)       (17,022)         (595)      (79,689)
-----------------------------------------------------------------------------------------------------------------------
Total..........................................................  (Yen) 9,950   (Yen)  2,061   (Yen)20,841     $  96,602
=======================================================================================================================

   Total income taxes recognized for the years ended March 31, 2000, 1999 and 1998 were applicable to the following:

                                                                                                                Thousands of
                                                                                Millions of Yen                U.S. dollars
                                                                         --------------------------------     ---------------
                                                                                20000        1999        1998         2000
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes, minority interests and equity in
 earnings...............................................................  (Yen) 9,950  (Yen)(2,061  (Yen) 20,841   $   96,602
Other comprehensive income (loss):
  Net unrealized holding gains (losses) on securities available for sale       (2,080)         403       (20,336)     (20,194)
  Pension liability adjustments.........................................        4,961       (3,245)         (415)      48,165
-----------------------------------------------------------------------------------------------------------------------------
Total income taxes......................................................  (Yen)12,831  (Yen)  (781) (Yen)     90   $  124,573
=============================================================================================================================

   Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 2000 and 1999, are as follows:

                                                                                                                Thousands of
                                                                                Millions of Yen                U.S. dollars
                                                                         --------------------------------     ---------------
                                                                                    2000            1999            2000
-----------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Unrealized intercompany profit.......................................        (Yen) 29,734   (Yen) 18,622       $  288,680
  Allowances provided, not yet recognized for tax......................               6,923          5,829           67,214
  Accrued expenses.....................................................               5,099         15,881           49,505
  Inventories..........................................................               7,823          6,004           75,951
  Net operating loss carryforwards.....................................              30,608         16,603          297,165
  Research and development expenses....................................              10,712          6,004          104,000
  Other................................................................               6,133          8,078           59,543
  Less valuation allowance.............................................             (20,551)       (20,412)        (199,524)
-----------------------------------------------------------------------------------------------------------------------------
                                                                               (Yen) 76,481     (Yen) 56,609       $  742,534
=============================================================================================================================

                                                                                             Thousands of
                                                                   Millions of Yen           U.S. dollars
                                                              -------------------------     --------------
                                                               2000              1999           2000
----------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Unrealized holding gains on securities available for
    sale..................................................... (Yen)23,088      (Yen)23,641   $224,155
   Deferral of profit from installment sales.................       5,664            6,154     54,990
   Deferred gains on sales of property for tax purposes......      26,828            9,899    260,466
   Other.....................................................       2,543            3,531     24,690
----------------------------------------------------------------------------------------------------------
                                                              (Yen)58,123      (Yen)43,225   $564,301
==========================================================================================================

     The net change in the total valuation allowance for the years ended March 31, 2000 and 1999, was an increase of (Yen)139 million ($1,350 thousand) and
(Yen)1,995 million, respectively.

     Income taxes in Japan applicable to the companies, imposed by the national, prefecture and municipal governments, in the aggregate result in a normal statutory tax rate of approximately 41.7% for the year ended March 31, 2000, 47.0% for the year ended March 31, 1999, and 51.0% for the year ended March 31, 1998. However, due to a change in Japanese income tax regulations, effective April 1, 1999, the normal statutory tax rate was reduced to approximately 41.7% and such a rate was used in calculating the deferred taxes for the years ended March 31, 2000 and 1999.

     The overall effective tax rates reflected in the consolidated statements of income (income taxes as a percentage of income (loss) before income taxes, minority interests and equity in earnings) for the years ended March 31, 2000, 1999 and 1998, were 51.3%, 21.5% and 51.8%, respectively.

     The differences between the normal tax rates and the effective tax rates for the years ended March 31, 2000, 1999 and 1998, are summarized as follows:

                                                                                   2000     1999     1998
------------------------------------------------------------------------------------------------------------
Normal tax rate................................................................... 41.7%   (47.0)%   51.0%
Increase (decrease) in tax rates resulting from:
   Operating losses of subsidiaries...............................................  6.1     70.5     12.1
   Expenses not deductible for tax purposes....................................... 11.1     11.6      3.5
   Gain on sale of minority interest..............................................   --       --     (5.4)
   Realization of tax benefits on operating losses of subsidiaries................ (0.4)    (1.0)    (8.6)
   Income of foreign subsidiaries taxed at lower than Japanese normal rate........ (5.9)   (17.5)    (2.8)
   Effect of tax rate change......................................................   --      3.8      0.9
   Other, net..................................................................... (1.3)     1.1      1.1
------------------------------------------------------------------------------------------------------------
Effective tax rate................................................................ 51.3%    21.5%    51.8%
============================================================================================================

     Foreign subsidiaries are subject to income taxes of the countries in which they operate.

     At March 31, 2000 and 1999, no deferred tax liabilities were recognized for undistributed earnings of foreign subsidiaries and affiliated companies aggregating (Yen)40,063 million ($388,961 thousand) and (Yen)27,219 million, respectively, because the Company currently does not expect those earnings to be distributed and/or believes that no material additional taxation would result should they be distributed to the Company under the current circumstances.

     At March 31, 2000, certain subsidiaries had operating loss carryforwards aggregating approximately (Yen)77,116 million ($748,699 thousand), which may be used as a deduction in determining taxable income in future periods. The operating loss carryforwards of (Yen)63,798 million ($619,398 thousand) expire through December 31, 2019, while the remainder have an indefinite carryforward period.

14. Rent Expenses
================================================================================

The companies lease office space and equipment, employees' housing, etc., under cancelable and noncancelable operating lease agreements. Rent expenses under such leases amounted to (Yen)13,468 million ($130,757 thousand), (Yen)10,680 million and (Yen)12,059 million, respectively, for the years ended March 31, 2000, 1999 and 1998. Certain lease contracts for equipment that would be classified as capital lease in conformity with SFAS No. 13 "Accounting for Leases," were not capitalized because of immateriality.

     At March 31, 2000, the future minimum lease payments under these operating leases are as follows:

                                    Thousands of
Year ending       Millions of Yen   U.S. dollars
--------------------------------------------------
2001............... (Yen) 5,300      $ 51,456
2002...............       4,381        42,534
2003...............       3,626        35,204
2004...............       3,491        33,893
2005...............       2,758        26,777
Thereafter.........       4,030        39,126
--------------------------------------------------
Total.............. (Yen)23,586      $228,990
==================================================

15. Research and Development and Advertising Expenses
================================================================================

Research and development expenses charged to costs and expenses for the years ended March 31, 2000, 1999 and 1998, amounted to (Yen)42,460 million ($412,233 thousand), (Yen)45,712 million and (Yen)44,058 million, respectively.

     Advertising expenses charged to costs and expenses as incurred for the years ended March 31, 2000, 1999 and 1998, amounted to (Yen)4,327 million ($42,010 thousand), (Yen)5,579 million and (Yen)4,691 million, respectively.

16. Net Income (Loss) per Share
================================================================================

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations is as follows:

                                                                                                  Thousands of
                                                            Millions of yen                       U.S. dollars
                                                  -------------------------------------------    -------------
                                                    2000           1999            1998              2000
--------------------------------------------------------------------------------------------------------------
Net income (loss)................................ (Yen)13,395    (Yen)(12,378)    (Yen)19,241      $ 130,049
Effect of dilutive securities:
  1.8% Japanese yen convertible bonds, due 2004..         300              --             237          2,912
--------------------------------------------------------------------------------------------------------------
Diluted net income (loss)........................ (Yen)13,695    (Yen)(12,378)    (Yen)19,478      $ 132,961
==============================================================================================================

                                                                               Number of shares
                                                               ---------------------------------------------
                                                                   2000              1999            1998
------------------------------------------------------------------------------------------------------------
Average common shares outstanding, less treasury stocks.....  967,057,543       968,941,887      981,508,534
Dilutive effect of:
  1.8% Japanese yen convertible bonds, due 2004.............   28,260,914                --       26,504,325
------------------------------------------------------------------------------------------------------------
Diluted common shares outstanding...........................  995,318,457       968,941,887    1,008,012,859
============================================================================================================

                                                                Yen                               U.S. cents
                                                    ------------------------------------------   -----------
                                                     2000                1999        1998             2000
------------------------------------------------------------------------------------------------------------
Net income (loss) per share:
   Basic............................................(Yen)13.85     (Yen)(12.77)    (Yen)19.60     13.4(cent)
   Diluted..........................................     13.76          (12.77)         19.32     13.4
------------------------------------------------------------------------------------------------------------

     1.8% Japanese yen convertible bonds, due 2004, was excluded from the net loss per share calculation for fiscal 1999 because the effect would have been antidilutive.

17. Commitments and Contingent Liabilities
================================================================================

At March 31, 2000, the companies were contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of
(Yen)7,424 million ($72,078 thousand) and also as guarantors of indebtedness of others, including letter of awareness and keep-well agreement aggregating
(Yen)23,665 million ($229,757 thousand), including (Yen)4,007 million ($38,903 thousand) relating to affiliated companies.

     Commitments for capital expenditures outstanding at March 31, 2000, aggregated approximately (Yen)599 million ($ 5,816 thousand).

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

18. Derivative Financial Instruments
================================================================================

The companies utilize derivative financial instruments such as interest rate swap agreements and foreign exchange contracts to reduce market risks of changes in interest rates on debts and changes in currency exchange rates on assets and liabilities. The companies do not enter into derivative financial transactions for trading or speculation purposes.

     The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative finan cial instruments, but they do not expect any counterparties to fail to meet their obligations because of the high credit rating of the counterparties. The primary derivative instruments used by the companies are as follows:

(1) Interest Rate Swap and Cap Agreements Financial Instruments Qualifying as Hedge

The companies have entered into interest rate swap and cap agreements, partly concurrent with currency swap agreements for the purpose of managing their interest rate and foreign currency exposure for certain short-term and long-term debts and investment securities in an aggregate notional amount of
(Yen)210,615 million ($2,044,806 thousand) and (Yen)224,453 million at March 31, 2000 and 1999, respectively.

Financial Instruments Not Qualifying as Hedge

The Company has entered into interest rate swap contracts as a means of managing the Company and its group companies' interest rate exposures for short-term and long-term debts in a notional amount of (Yen)40,000 million ($388,350 thousand) at March 31, 2000. These contracts do not qualify as a hedge and are accounted for accordingly as more fully explained in Note 1 (12).

(2) Foreign Exchange Contracts

Notional principal amounts of foreign exchange contracts outstanding at March 31, 2000 and 1999, are set forth below.

                                                              Thousands of
                                   Millions of Yen            U.S. dollars
                               ------------------------     ----------------
                                  2000          1999               2000
----------------------------------------------------------------------------
Forwards and swaps:
    To sell foreign
       currencies............  (Yen)28,755   (Yen)50,663        $ 279,175
    To purchase foreign
       currencies............       19,196        10,579          186,369
----------------------------------------------------------------------------

     The companies enter into forward exchange contracts and swaps to hedge existing assets and liabilities and certain sale commitments denominated in foreign currencies (principally U.S. dollar and euro). The terms of these foreign exchange contracts rarely extend beyond three months except for those related to long-term debts denominated in foreign currencies which have the same terms as the underlying debts.

     Net foreign currency transaction losses of (Yen)4,323 million ($41,971 thousand), losses of (Yen)2,596 million, and gains of (Yen)529 million for the years ended March 31, 2000, 1999 and 1998, respectively, were included in the determination of net income (loss).

19. The Fair Value of Financial Instruments
================================================================================

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

(3) Installment Receivables

The fair values of installment receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts (Note 3).

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

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, as of March 31, 2000 and 1999, are summarized as follows:

                                                                                                                  Thousands of
                                                    Millions of Yen                                               U.S. dollars
                                             ---------------------------------------------------------
                                                          2000                         1999                         2000
----------------------------------------------------------------------------------------------------------------------------------
                                                 Carrying     Estimated       Carrying      Estimated       Carrying    Estimated
                                                   amount     fair value        amount       fair value       amount    fair value
----------------------------------------------------------------------------------------------------------------------------------
Marketable securities....................... (Yen) 40,219   (Yen) 40,219   (Yen)54,434     (Yen) 54,434    $  390,476   $  390,476
Investment securities.......................       75,935         75,935        88,447           88,447       737,233      737,233
Long-term debt, including current portion...      299,595        299,622       329,855          339,636     2,908,690    2,908,951
Derivatives:
  Foreign exchange contracts
      Assets................................          190            466           234              604         1,845        4,525
      Liabilities...........................           94            333           453              735           913        3,232
  Interest rate swap and cap agreements
      Assets................................           45         15,333           186            4,559           437      148,864
      Liabilities...........................           --            629            --            1,199            --        6,107
----------------------------------------------------------------------------------------------------------------------------------

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

20. Business Segment Information
================================================================================

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

     The Company operates on a worldwide basis principally with five operating segments: 1) Construction and mining equipment, 2) Electronics, 3) Civil engineering and construction, 4) Industrial machinery, and 5) Others.

     The following tables present certain information regarding the companies' operating segments and geographic information at March 31, 2000, 1999 and 1998, and for the years then ended:

Operating segments:                                                                                 Thousands of
                                                                  Millions of Yen                   U.S. dollars
                                                -------------------------------------------------   ------------
                                                        2000             1999            1998           2000
----------------------------------------------------------------------------------------------------------------
Net sales:
   Construction and mining equipment--
      Customers................................ (Yen)  713,529    (Yen)  731,077   (Yen)  721,875   $ 6,927,466
      Intersegment.............................          3,271             1,693              320        31,757
----------------------------------------------------------------------------------------------------------------
          Total................................        716,800           732,770          722,195     6,959,223
   Electronics--
      Customers................................         90,335            86,608          104,265       877,039
      Intersegment.............................             80               102              154           777
----------------------------------------------------------------------------------------------------------------
          Total................................         90,415            86,710          104,419       877,816
   Civil engineering and construction--
      Customers................................         78,653            77,020           94,889       763,621
      Intersegment.............................          6,599            13,695            9,554        64,068
----------------------------------------------------------------------------------------------------------------
          Total................................         85,252            90,715          104,443       827,689
   Industrial machinery--
      Customers................................         30,856            42,676           51,231       299,573
      Intersegment.............................          2,929             1,499            1,891        28,437
----------------------------------------------------------------------------------------------------------------
          Total................................         33,785            44,175           53,122       328,010
   Others--
      Customers................................        142,281           124,216          131,817     1,381,369
      Intersegment.............................         89,465            60,815           55,465       868,592
----------------------------------------------------------------------------------------------------------------
          Total................................        231,746           185,031          187,282     2,249,961
   Elimination.................................       (102,344)          (77,804)         (67,384)     (993,631)
----------------------------------------------------------------------------------------------------------------
   Consolidated................................ (Yen)1,055,654    (Yen)1,061,597   (Yen)1,104,077   $10,249,068
================================================================================================================

                                                                                                            Thousands of
                                                                           Millions of yen                   U.S. dollars
                                                        -------------------------------------------------   -------------
                                                               2000              1999            1998            2000
-------------------------------------------------------------------------------------------------------------------------
Operating income (loss):
   Construction and mining equipment..................  (Yen)   28,445    (Yen)   30,963   (Yen)   36,976   $   276,165
   Electronics........................................          (9,839)          (18,074)           4,043       (95,524)
   Civil engineering and construction.................             801            (2,984)             338         7,777
   Industrial machinery...............................          (1,719)           (1,961)              88       (16,689)
   Others.............................................           3,788             1,133            4,907        36,776
-------------------------------------------------------------------------------------------------------------------------
      Total...........................................          21,476             9,077           46,352       208,505
   Corporate expenses and elimination.................          (4,158)           (4,796)          (3,254)      (40,369)
-------------------------------------------------------------------------------------------------------------------------
   Consolidated operating income......................          17,318             4,281           43,098       168,136
   Interest and other income..........................          55,857            25,655           24,319       542,301
   Interest expense...................................          24,392            21,219           17,138       236,816
   Other expenses.....................................          29,388            18,321           10,027       285,320
-------------------------------------------------------------------------------------------------------------------------
   Consolidated income (loss) before income taxes.....  (Yen)   19,395    (Yen)   (9,604)  (Yen)   40,252   $   188,301
=========================================================================================================================
Identifiable assets:
   Construction and mining equipment..................  (Yen)  711,475    (Yen)  837,637   (Yen)  801,875   $ 6,907,524
   Electronics........................................         231,317           263,951          235,456     2,245,796
   Civil engineering and construction.................          78,508            82,506           98,629       762,214
   Industrial machinery...............................          30,614            41,463           50,761       297,223
   Others.............................................         254,251           218,495          255,199     2,468,457
   Corporate assets and elimination...................          69,115            80,548          119,742       671,019
-------------------------------------------------------------------------------------------------------------------------
   Consolidated.......................................  (Yen)1,375,280    (Yen)1,524,600   (Yen)1,561,662   $13,352,233
=========================================================================================================================
Depreciation and amortization:
   Construction and mining equipment..................  (Yen)   29,425   (Yen)   26,511    (Yen)   23,401   $   285,680
   Electronics........................................          20,860           16,328            16,891       202,524
   Civil engineering and construction.................           2,141            2,547             2,540        20,786
   Industrial machinery...............................           1,058            1,119               943        10,272
   Others.............................................           8,016            5,645             4,854        77,825
-------------------------------------------------------------------------------------------------------------------------
   Consolidated.......................................  (Yen)   61,500   (Yen)   52,150    (Yen)   48,629   $   597,087
=========================================================================================================================
Capital expenditures:
   Construction and mining equipment..................  (Yen)   34,856   (Yen)   45,531    (Yen)   32,845   $   338,408
   Electronics........................................          13,089           61,854            79,557       127,078
   Civil engineering and construction.................           1,543            1,656             4,157        14,980
   Industrial machinery...............................             707              862               994         6,864
   Others.............................................           7,533            4,971             5,473        73,136
-------------------------------------------------------------------------------------------------------------------------
   Consolidated.......................................  (Yen)   57,728   (Yen)  114,874    (Yen)  123,026   $   560,466
=========================================================================================================================

Transfer between segments are made at arm's-length prices. Operating income
(loss) is sales less costs and operating expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

Geographic information:

Net sales recognized by sales destination for the years ended March 31, 2000, 1999 and 1998 areas follows:

                                                                                                  Thousands of
                                                                Millions of yen                   U.S. dollars
                                              -------------------------------------------------   ------------
                                                     2000             1999             1998           2000
--------------------------------------------------------------------------------------------------------------
Japan........................................ (Yen)  553,822    (Yen)  523,946   (Yen)  605,901   $ 5,376,913
Americas.....................................        242,609           272,091          230,824     2,355,427
Europe.......................................        123,633           119,270          113,427     1,200,320
Asia (excluding Japan) and Oceania...........         99,558            96,853          109,572       966,583
Middle East and Africa.......................         36,032            49,437           44,353       349,825
--------------------------------------------------------------------------------------------------------------
Consolidated net sales....................... (Yen)1,055,654    (Yen)1,061,597   (Yen)1,104,077   $10,249,068
==============================================================================================================


Net sales recognized by geographic origin and long-lived assets at March 31, 2000, 1999 and 1998, and for the years then ended are as follows:

                                                                               Thousands of
                                              Millions of yen                  U.S. dollars
                           -------------------------------------------------   ------------
                                  2000             1999             1998           2000
-------------------------------------------------------------------------------------------
Net sales:
   Japan.................  (Yen)  615,580    (Yen)  601,583   (Yen)  740,313   $ 5,976,505
   U.S.A.................         245,002           281,337          242,275     2,378,660
   Europe................         114,742           114,247           91,335     1,114,000
   Other.................          80,330            64,430           30,154       779,903
-------------------------------------------------------------------------------------------
     Total...............  (Yen)1,055,654    (Yen)1,061,597   (Yen)1,104,077    10,249,068
===========================================================================================
Long-lived assets:
   Japan.................  (Yen)  277,693    (Yen)  310,412   (Yen)  296,590   $ 2,696,049
   U.S.A.................         134,991           159,899          137,360     1,310,592
   Europe................           9,032            17,997           15,101        87,689
   Other.................          26,087            25,962           14,047       253,272
-------------------------------------------------------------------------------------------
     Total...............  (Yen)  447,803    (Yen)  514,270   (Yen)  463,098   $ 4,347,602
===========================================================================================

No individual country within Europe or other areas had a material impact on net sales or long-lived assets. There were no sales to a single major external customer for the years ended March 31, 2000, 1999 and 1998.

The following information shows net sales and operating income (loss) recognized by geographic origin for the years ended March 31, 2000, 1999 and 1998. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

                                                                          Thousands of
                                           Millions of yen                U.S. dollars
                       -------------------------------------------------  ------------
                              2000             1999             1998           2000
--------------------------------------------------------------------------------------
Net sales:
  Japan-
     Customers........ (Yen)  615,580    (Yen)  601,583   (Yen)  740,313   $ 5,976,505
     Intersegment.....        143,569           152,148          124,740     1,393,874
--------------------------------------------------------------------------------------
         Total........        759,149           753,731          865,053     7,370,379
  Americas-
     Customers........        245,367           287,006          251,745     2,382,204
     Intersegment.....          8,624            12,778            7,403        83,728
--------------------------------------------------------------------------------------
         Total........        253,991           299,784          259,148     2,465,932
  Europe-
     Customers........        114,742           114,247           91,335     1,114,000
     Intersegment.....         14,665             7,267            5,223       142,379
--------------------------------------------------------------------------------------
         Total........        129,407           121,514           96,558     1,256,379
  Other-
     Customers........         79,965            58,761           20,684       776,359
     Intersegment.....          4,750             4,174            2,269        46,117
--------------------------------------------------------------------------------------
         Total........         84,715            62,935           22,953       822,476
     Elimination......       (171,608)         (176,367)        (139,635)   (1,666,098)
--------------------------------------------------------------------------------------
     Consolidated..... (Yen)1,055,654    (Yen)1,061,597   (Yen)1,104,077   $10,249,068
======================================================================================

                                                                                            Thousands of
                                                      Millions of yen                       U.S. dollars
                                        -------------------------------------------------   ------------
                                               2000              1999            1998           2000
-----------------------------------------------------------------------------------------   ------------
Operating income (loss):
    Japan.............................. (Yen)      955    (Yen)  (10,052)  (Yen)   27,650   $     9,272
    Americas...........................         12,354             7,594           14,064       119,942
    Europe.............................          4,284             9,253            4,390        41,592
    Other..............................          2,202               534              126        21,379
    Corporate and elimination..........         (2,477)           (3,048)          (3,132)      (24,049)
-------------------------------------------------------------------------------------------------------
    Consolidated....................... (Yen)   17,318    (Yen)    4,281   (Yen)   43,098   $   168,136
=======================================================================================================
Identifiable assets:
    Japan.............................. (Yen)  961,674    (Yen)1,008,678   (Yen)1,012,279   $ 9,336,641
    Americas...........................        289,258           341,414          319,577     2,808,330
    Europe.............................         73,558            93,482           93,467       714,155
    Other..............................         83,760            89,151           35,655       813,204
    Corporate assets and elimination...        (32,970)           (8,125)         100,684      (320,097)
-------------------------------------------------------------------------------------------------------
    Consolidated....................... (Yen)1,375,280    (Yen)1,524,600   (Yen)1,561,662    13,352,233
=======================================================================================================
Export sales........................... (Yen)   65,733    (Yen)   80,081   (Yen)  137,936   $   638,184
=======================================================================================================

Transfer between segments are made at arm's-length prices. Operating income
(loss) is sales less costs and operating expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

21. Subsequent Events
================================================================================

In April 2000, the Company sold 65.0% of the outstanding shares of Komatsu Soft Ltd., a 91.8% owned subsidiary, to Toyo Information Systems Co., Ltd., a third party, and the recognized gain on the sale of a subsidiary will be reflected in the consolidated statements of income for the year ending March 31, 2001.

On May 19, 2000, the Company and Komatsu Forklift Co., Ltd., an affiliated company, entered into a mutual agreement with Linde AG of Germany that outlines Komatsu Forklift Co., Ltd., and Linde AG's intent to establish global collaboration for the manufacture and sales of forklift trucks and related products. Under the agreement, Komatsu Forklift Co., Ltd., acquired 10% of Fiat OM Carrelli Elevatori S.p.A. (a Linde AG subsidiary) shares, while Linde AG acquired 10% of Komatsu Forklift Co., Ltd., shares made through third-party allotment of new shares.

As a result of such an allotment and acquisition of shares from the open market, the Company's ownership interest in Komatsu Forklift Co., Ltd., increased from the previous 39.2% to 50.8% in June 2000.

Report of Independent Public Accountants


To the Shareholders and the Board of Directors of Komatsu Ltd.:

We have audited the accompanying consolidated balance sheets of KOMATSU LTD. (a Japanese corporation) and consolidated subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2000, expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and consolidated subsidiaries as of March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America (see Note 1).

In our opinion, the amounts translated into U.S. dollars in the accompanying consolidated financial statements have been computed on the basis set forth in
Note 1.



/s/ Arthur Andersen

Tokyo, Japan
June 29, 2000

                  KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES
                   ------------------------------------------


            SUPPLEMENTAL NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        TO CONFORM WITH REGULATION S-X
         -------------------------------------------------------------


A.  TRADE NOTES AND ACCOUNTS RECEIVABLE

    Interest charged on installment receivables ranges principally from 3.3% to 5.3% annually.

    At March 31, 2000 and 1999 trade notes and accounts receivable were comprised of the following:

                                                                                                  Thousands of
                                                                Millions of Yen                   U.S. dollars
                                                       ----------------------------------      -----------------
                                                            2000                1999                  2000
                                                       --------------      --------------      -----------------
    Notes:
     Affiliated companies                                (Yen)  1,184        (Yen)  1,805             $   11,495
     Other                                                    137,205             173,292              1,332,088
                                                         ------------        ------------        ---------------
         Total                                                138,389             175,097              1,343,583
                                                         ------------        ------------        ---------------

    Accounts:
     Affiliated companies                                      42,866              45,732                416,175
     Other                                                    204,256             170,001              1,983,068
                                                         ------------        ------------        ---------------
         Total                                                247,122             215,733              2,399,243
                                                         ------------        ------------        ---------------

    Unearned interest                                          (4,851)             (4,138)               (47,098)
    Allowance for doubtful receivables                        (12,208)            (12,535)              (118,524)
                                                         ------------        ------------        ---------------
         Total                                           (Yen)368,452        (Yen)374,157             $3,577,204
                                                         ============        ============        ===============

B.  DEFERRED INCOME TAXES AND OTHER CURRENT ASSETS

    At March 31, 2000 and 1999 deferred income taxes and other current assets were comprised of the following:

                                                                                                  Thousands of
                                                                Millions of Yen                   U.S. dollars
                                                       ----------------------------------      -----------------
                                                            2000                1999                  2000
                                                       --------------      --------------      -----------------
    Prepaid expenses                                     (Yen)  2,744       (Yen)  3,807              $ 26,641
    Short-term loans receivable:
     Affiliated companies                                      19,200             21,146               186,408
     Other                                                     26,083             32,813               253,233
                                                         ------------       ------------        --------------
         Total                                                 45,283             53,959               439,641
                                                         ------------       ------------        --------------

    Deferred income taxes                                      29,346             18,503               284,913
    Other                                                      15,974             25,675               155,087
                                                         ------------       ------------        --------------
         Total                                            (Yen)93,347       (Yen)101,944              $906,282
                                                         ============       ============        ==============

C.   DEFERRED INCOME TAXES AND OTHER CURRENT LIABILITIES

     At March 31, 2000 and 1999 deferred income taxes and other current liabilities comprised of the following:

                                                                                                Thousands of
                                                                 Millions of Yen                U.S. dollars
                                                       ---------------------------------     -----------------
                                                            2000               1999                  2000
                                                       --------------     --------------     -----------------
     Accrued expenses                                     (Yen)97,577       (Yen)100,300            $  947,349
     Customers' advances and employees' deposits               15,816             17,772               153,553
     Deferred income taxes                                      4,983              8,274                48,379
                                                       --------------     --------------     -----------------
          Total                                          (Yen)118,376       (Yen)126,346            $1,149,281
                                                       ==============     ==============     =================

D.   UNAPPROPRIATED RETAINED EARNINGS

     At March 31, 2000 consolidated unappropriated retained earnings included the companies' share of undistributed earnings of 50% or less owned companies accounted for by the equity method amounting to (Yen)8,891 million ($86,320 thousand).


E.   INTEREST AND OTHER INCOME

     Interest and other income for the years ended March 31, 2000, 1999 and 1998 were comprised of the following:

                                                                                                         Thousands of
                                                                  Millions of Yen                        U.S. dollars
                                                -------------------------------------------------     -----------------
                                                     2000             1999               1998                2000
                                                -------------     -------------     -------------     -----------------
     Interest and other income:
      Interest-
        Installment receivables                    (Yen)6,842        (Yen)7,521        (Yen)7,224              $ 66,427
        Other                                           5,028             6,020             4,215                48,815
      Dividends                                         1,062             1,880             1,590                10,311
      Net gains on sales of marketable
        securities and investments                     16,993                --             8,285               164,981
      Gains on sales of property                       23,777             7,912             1,740               230,845
      Insurance commission                                504               613               269                 4,893
      Miscellaneous                                     1,651             1,709               996                16,029
                                                -------------     -------------     -------------     -----------------
          Total                                   (Yen)55,857       (Yen)25,655       (Yen)24,319              $542,301
                                                =============     =============     =============     =================

F. OTHER EXPENSE

   Other expense for the year ended March 31, 2000, 1999 and 19998 were comprised of the following:


                                                                                                    Thousands of
                                                              Millions of Yen                       U.S. dollars
                                           -------------------------------------------------     -----------------
                                               2000              1999              1998                  2000
                                           -------------     -------------     -------------     -----------------
Other expense:
 Loss on marketable securities               (Yen)    --       (Yen) 4,679       (Yen)    --         $          --
 Loss on disposal or sale of fixed assets         14,367             6,418             4,524               139,485
 Impairment loss on long-lived assets              4,474                 -                 -                43,437
 Amortization of Goodwill                          1,735             1,726             2,127                16,845
 Exchange gain or loss, net                        4,323             2,596                 -                41,971
 Other                                             4,489             2,902             3,376                43,582
                                           --------------    --------------    --------------    ------------------
          Total                              (Yen)29,388       (Yen)18,321       (Yen)10,027         $     285,320
                                           ==============    ==============    ==============    ==================

                                                                     SCHEDULE II

                  KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES
                  ------------------------------------------

                       VALUATION AND QUALIFYING ACCOUNTS
                       ---------------------------------

                                                                                           Millions of Yen
                                                   -------------------------------------------------------------------------------
               Column A                               Column B                      Column C                       Column D
------------------------------------------------   -----------------  --------------------------------------  --------------------
                                                                                    Additions
                                                                      --------------------------------------
                                                      Balance at        Charged to
                                                     beginning of       costs and         Charged to
               Description                           fiscal period       expenses        other accounts            Deductions
------------------------------------------------   -----------------  --------------  --------------------  -----------------------
Valuation and qualifying accounts deducted
from assets to which they apply:

 Allowance for doubtful receivables
   Year ended March 31, 2000                         (Yen)12,535        (Yen) 1,150               -          (Yen) 1,477     (a)
                                                    =============       ===========    ============          ===========
   Year ended March 31, 1999                         (Yen)11,644        (Yen) 1,571               -          (Yen)   680     (a)
                                                    =============       ===========    ============          ===========
   Year ended March 31, 1998                         (Yen)11,282        (Yen)   460               -          (Yen)    98     (a)
                                                    =============       ===========    ============          ===========
 Valuation allowance of deferred tax assets
   Year ended March 31, 2000                         (Yen)20,412        (Yen)11,322               -          (Yen)11,183     (b)
                                                    =============       ===========    ============          ===========
   Year ended March 31, 1999                         (Yen)18,417        (Yen) 6,466               -          (Yen) 4,471     (b)
                                                    =============       ===========    ============          ===========
   Year ended March 31, 1998                         (Yen)17,900        (Yen) 4,016               -          (Yen) 3,499     (b)
                                                    =============       ===========    ============          ===========
 Liability for post-retirement benefits
   Year ended March 31, 2000                         (Yen)78,551        (Yen) 5,825               -          (Yen)28,970     (d)
                                                    =============       ===========    ============          ============
   Year ended March 31, 1999                         (Yen)80,294        (Yen) 5,378      (Yen)7,642   (c)    (Yen)14,763     (e)
                                                    =============       ===========    ============          ============
   Year ended March 31, 1998                         (Yen)81,140        (Yen) 6,757      (Yen)  325   (c)    (Yen) 7,928     (e)
                                                    =============       ===========    ============          ============

                                                                        Thousands of
                                                                        U.S. dollars
                                                   -----------------  ------------------
               Column A                               Column E           Column E
-----------------------------------------------    -----------------  ------------------

                                                    Balance at end
                                                      of fiscal         Balance at end
               Description                             period          of fiscal period
----------------------------------------------    ------------------  ------------------
Valuation and qualifying accounts deducted
from assets to which they apply:

 Allowance for doubtful receivables
   Year ended March 31, 2000                         (Yen)12,208          $ 118,524
                                                    =============       ============
   Year ended March 31, 1999                         (Yen)12,535
                                                    =============
   Year ended March 31, 1998                         (Yen)11,644
                                                    =============
 Valuation allowance of deferred tax assets
   Year ended March 31, 2000                         (Yen)20,551          $ 199,524
                                                    =============       ============
   Year ended March 31, 1999                         (Yen)20,412
                                                    =============
   Year ended March 31, 1998                         (Yen)18,417
                                                    =============
 Liability for post-retirement benefits
   Year ended March 31, 2000                         (Yen)55,406          $ 537,922
                                                    =============       ============
   Year ended March 31, 1999                         (Yen)78,551
                                                    =============
   Year ended March 31, 1998                         (Yen)80,294
                                                    =============

           (a) Principally uncollectible accounts and notes charged to the allowance
           (b) Realization or expiration of net operating loss carryforwards
           (c) Charged to other assets and other comprehensive income (loss)
           (d) Principally reversal due to retirement and termination of employees and directors and due to reduction of accumulated benefit obligation
           (e) Principally reversal due to retirement and termination of employees and directors

                    Report of Independent Public Accountants


To the Shareholders and the Board of Directors of Komatsu Ltd.:

We have audited the accompanying consolidated balance sheets of KOMATSU LTD. (a Japanese corporation) and consolidated subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2000, expressed in yen. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and consolidated subsidiaries as of March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America (see Note 1).

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



Tokyo, Japan
June 29, 2000