Form 20-F
period 2001-03-31
KOMATSU LTD
filed 2001-09-28
CIK 56594

                      SECURITIES AND EXCHANGE COMMISSION
                             ____________________

                                   FORM 20-F

(Mark One)

             ( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                 OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       or
             (XX)ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended March 31, 2001

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


Securities registered pursuant to Section 12(b) of the Act:

                             Name of each exchange
Title of each class           on which registered
-------------------           -------------------

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

                                  958,921,701

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   XX    ,   No ________
   ---------

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17____ Item 18 XX.
                                         ---

In this document, KOMATSU LTD. is hereinafter referred to as the "Company," and together with its consolidated subsidiaries, as "Komatsu."

Cautionary Statement with respect to forward-looking statements:

 This Annual Report contains forward-looking statements that reflect management's views and assumptions in the light of information currently available with respect to certain future events, including expected financial position, operating results and business strategies. These statements can be identified by the use of terms such as "will," "believes," "should," "projects," "plans," "expects" and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Any forward-looking statements speak only as of the date of this Annual Report, and the Company assumes no duty to update such statements.

 Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for Komatsu's principal products, owing to changes in the economic conditions in Komatsu's principal markets; changes in exchange rates or the impact of increased competition; unanticipated costs or delays encountered in achieving Komatsu's objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of Komatsu's research and development efforts and its ability to access and protect certain intellectual property rights; and the impact of regulatory changes and accounting principles and practices.

                                    PART I

Item 1.   Identity of Directors, Senior Management and Advisers
          -----------------------------------------------------

     Not applicable

Item 2.   Offer Statistics and Expected Timetable
          ---------------------------------------

     Not applicable

Item 3.   Key Information
          ---------------

     A. Selected financial data

                                                                      (Yen in millions. Yen per share amounts)
                                                           1997           1998           1999           2000           2001
Income Statement Data:
     Net Sales                                           1.098.916      1.104.077      1.061.597      1.055.654      1.096.369
     Operating income                                       49.903         43.098          4.281         17.318         27.815
     Income before income taxes                             45.769         40.252         (9.604)        19.395         20.064
     Income  taxes                                          25.562         20.841          2.061          9.950         13.715
     Net income                                             18.160         19.241        (12.378)        13.395          6.913
Per Share Data:
     Net income
           _Basic                                            18.26          19.60         (12.77)         13.85           7.24
           _Diluted                                          18.02          19.32         (12.77)         13.76           7.24
     Cash dividends declared
                                                              8.00           8.00           7.00           6.00           6.00
           US$                                         (7.02 cents)   (5.90 cents)   (5.89 cents)   (5.77 cents)   (5.09 cents)
Depreciation and amortization                               42.348         48.629         52.150         61.500         63.915
Capital expenditures                                        70.931        123.026        114.874         57.728         79.310
Research and development expenses                           40.952         44.058         45.712         42.460         45.282

                                                         (Yen in millions, Yen per share amounts)
                                                                       March 31
                                               1997           1998          1999          2000          2001
Balance Sheet Data:
     Net working capital                      228,404         212,096        256,039        221,517        203,233
     Long-term debt                           163,590         196,898        292,250        245,289        238,349
     Stockholders' equity                     541,933         524,201        495,643        490,454        474,257
     Total assets                           1,512,730       1,561,662      1,524,600      1,375,280      1,403,195
     Number of shares issued at year-end  983,921,701     969,842,701    968,921,701    968,921,701    958,921,701

     Stockholders' equity per share:           550.79          540.50         511.54         507.26         497.12

                                                                                       (Yen)
                                             Average*       High         Low        Period--End
Yen Exchange Rates per U.S. Dollar.
     Year ended March 31
               1997                            113.21       104.49       124.54          123.72
               1998                            123.57       111.42       133.99          133.29
               1999                             128.1       108.83       147.14          118.43
               2000                            110.02       101.53       124.45          102.73
               2001                            111.65       104.19       125.54          125.54
     2001
               January                                      114.26       118,35          116.39
               February                                     114.88       117.62          117.28
               March                                        117.33       125.54          125.54
               April                                        121.68       126.75          123.57
               May                                          118.13       123.67          118.88
               June                                         119.13       124.73          124.73
               July                                         122.85       125.85          125.00

* The average yen exchange rates represent average noon buying rates on the last business day of each month during the respective period.


     Attached hereto and incorporated in full by reference are pages 32 and 33 of the Company's 2001 Annual Report to Shareholders pertaining to the "Ten-year Summary", which pages comprise part of the Consolidated Financial Statements attached hereto.

     (The most recent practicable exchange rate into United States dollars of Japanese yen was (Yen)125.00=U.S.$1 as of July 31, 2001.)

     B. Capitalization and indebtedness

       Not applicable

     C. Reasons for the offer and use of proceeds

       Not applicable

     D. Risk factors

     Komatsu believes that, as an independent business entity, it has a management strategy and the resources to win against the competition within a foreseeable period based on available information. The market conditions for Komatsu's individual businesses differ by region and change widely depending upon economic and competitive conditions. The profitability of Komatsu's global construction and mining equipment business, as its core operation, is affected primarily by the following factors:

 . Further intensification of competition in the Japanese market, where demand has declined considerably since 1997.
 . Further reduction in demand in the North American market brought about by greater-than-expected economic deceleration.
 . A considerable decline in demand in the European market, owing to economic slowdown.
 . A delay in the recovery of demand for mining equipment.
 . Significant increases in R&D expenses for construction and mining equipment in order to meet more stringent environmental protection regulations.
 . Greater-than-expected fluctuation in foreign exchange rates (especially vis-a-vis the U.S. dollar and the Euro).

     With regard to the electronics business, Komatsu expects no financial burden resulting from sizable investments for the time being. However, Komatsu considers that the following factors could affect profitability: sharp changes in the semiconductor market and declining sales prices due to unbalanced supply and demand, along with intensified competition.

     Although the profitability of other businesses is also affected by changes in their respective markets, this is not expected to have a significant impact on Komatsu's overall performance.

Item 4.  Information on the Company
         --------------------------

     A. History and development of the Company

     The Company is a corporation (kabushiki kaisha) under the laws of Japan. Its registered office is located at 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan, and its telephone number is +81-3-5561-2687 (Corporate Communications Department).

     The Company was incorporated in 1921 under the laws of Japan. Shortly after its formation, the Company commenced the production and marketing of sheet-forming presses and, in the 1940's, the Company began producing and marketing bulldozers.

The following are important events in the development of Komatsu's business during recent years.

In December 1998, the Company completed a take-over bid for Komatsu Zenoah Co. ("Komatsu Zenoah") on the Japanese stock market by successfully increasing its equity share from 30.4% to 51.7%, giving it the status of a subsidiary.

In April 1999, Komatsu MEC Corp., a wholly-owned subsidiary of the Company and an unlisted manufacturer of wheel loaders and other construction machines, and Komatsu EST Corp., a majority-owned manufacturer of motor graders, were merged with the Company.

In April 2000, Komatsu transferred 65% of the outstanding shares of Komatsu Soft Ltd. to Toyo Information Systems.

In June 2000, Komatsu Ltd. acquired the shares of Komatsu Forklift Co.,Ltd. ("Komatsu Forklift"), and converted Komatsu Forklift into its subsidiary.

In October 2000, Komatsu sold its equity holdings in Komatsu Construction Co., Ltd. ("Komatsu Construction"), with 69.15% of the shares of common stock outstanding, to TAKAMATSU CORPORATION.

Principal capital expenditures

Komatsu's capital expenditures in the fiscal years ended March 31, 1999, 2000, and 2001, were (Yen)114,874 million, (Yen)57,728 million, and (Yen)79,310 million, respectively.
Capital expenditures in fiscal year ended March 31, 2001 ("fiscal 2001") increased 37.4% over the previous year, primarily because of the conversion of Komatsu Forklift to a consolidated subsidiary, and the capital expenditures made for rental equipment to meet growing demand.


     B. Business Overview

      Komatsu is a worldwide, integrated manufacturing and sales organization engaged in the manufacture, development, marketing and sale of industrial equipment and products. For fiscal 2001, Komatsu recorded worldwide net sales of (Yen)1,096,369 million (US$8,701 million) and a net income of (Yen)6,913 million (US$55 million).

      For the purposes of this report, Komatsu's business activities are divided into three categories: construction and mining equipment, electronics, and other operations.

     Construction and Mining Equipment Segment
     -----------------------------------------

     The construction and mining equipment segment is Komatsu's largest operating segment. Net sales of construction and mining equipment totaled
(Yen)718,147 million (US$5,700 million) for fiscal 2001, a 3.9% decrease from the previous year, and represented 65.5% of Komatsu's total net sales.

     While sales to customers in Japan increased 4.7% to (Yen)305,593 million (US$2,425 million), sales to customers outside Japan decreased by 9.5% to
(Yen)412,554 million (US$3,274 million) in fiscal 2001. Sales to customers in Japan represented 42.6% of total sales of construction and mining equipment, up 3.6% from the previous year, while the proportion of sales to customers outside Japan decreased by 3.6% to 57.4% of total sales of construction and mining equipment.

     Komatsu has been working to achieve new growth in the mainstay business of construction and mining equipment under the "G" to the 21st strategy launched in April 2000. There are concerns about the decline in demand within the important U.S. market, the continued decrease of Japanese demand, and the delayed recovery of the Southeast Asian market. However, Komatsu has the advantages of global networks of sales, service and production, brand strength based on quality and reliability, and in-house production of engines, transmissions and other key components. By adding IT applications to these advantages, Komatsu has been doubling efforts to improve earnings by expanding its business domain to include businesses spanning the lifecycle of construction and mining equipment.

     Komatsu's line of construction and mining equipment includes hydraulic excavators, backhoe loaders, wheel loaders, skid steer loaders, bulldozers, motor graders, vibratory rollers, dump trucks, crawler carriers, shield machines, tunnel-boring machines, small-diameter pipe jacking machines, mobile debris crushers, mobile soil stabilizers, mobile tub grinders, rough-terrain cranes, reach tower cranes, railroad maintenance equipment, diesel engines, diesel generator sets, hydraulic equipment, steel castings and iron castings. The construction and mining equipment product line also includes a variety of "utility" equipment - mini to small machines (e.g., mini hydraulic excavators, mini wheel loaders, backhoe loaders, skid steer loaders, and other similar products) for landscaping and general construction.

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

     JAPAN. Japanese construction investments for the year under review declined from the previous year, reflecting reduced construction investment by the Japanese government and slowing private-sector housing investments. As a result, in this environment, total demand for construction equipment during the year decreased slightly. Demand for hydraulic excavators, the major product category in the Japanese market, was on a recovery track supported by strong demand from the rental equipment industry in the first half of the year. However, this trend turned down again in the second half of the year.

Komatsu teamed up with its distributors and affiliated rental companies across the country and worked to expand earnings by effectively using information networks for sales, rental and service. The Company concentrated its efforts on stepping up sales of major products, such as minimal rear-swing radius hydraulic excavators, large machines and equipment for environmental conservation, such as the mobile crusher/recycler series. The Company also focused on delivering value to customers by holding the Komatsu Management Strategy Seminar. Furthermore, through offices in key regions that replaced the previous nationwide branch network, the Company implemented locally-tailored sales strategies while working to expand support to distributors and affiliated rental companies.

With respect to production, Komatsu Zenoah Co. closed down its Tachikawa and Saitama plants and consolidated production at the Kawagoe Plant (formerly the Kawagoe Plant of Komatsu). While Japanese demand for construction equipment remained at about half the peak, Komatsu completed the restructuring program for Japanese production initiated in 1998, rebuilding the foundation to support the earnings of its construction equipment business in Japan.

Komatsu has consistently advocated recycling using the on-site recycling construction method for waste generated from construction since 1992, when it introduced its original mobile debris crusher/recycler BR60. In an effort to proliferate this method, the Company has expanded the series with mobile soil recycler/stabilizers and tub grinders to promote recycling of excavated soil after treatment and the reuse of chips ground from the stumps and roots of felled trees. Furthermore, to ensure the best possible operations for specific job sites, Komatsu has also introduced mobile screens, conveyers and other peripheral equipment for systems use. As a result, sales of this construction equipment series for environmental conservation continued to expand for the year under review.

The on-site recycling construction method not only reduces the amount of waste but also contributes to energy savings for transportation and to environmental conservation. For customers, it enables reductions of expenditures for waste disposal, new materials and transportation. As a result, they can reduce the total costs for construction projects.

The mobile crusher/recycler series features outstanding levels of crushing power, mobility and transportability, also helping the quarry industry to improve productivity onsite.

During the year, Komatsu launched e-KOMATSU Net, a B-to-B service for members of the Japanese construction industry. It offers a full range of services, including sales, rental of construction equipment, construction method support for different types of job site and tender information. In Japan, along with the recent reviews of public works, the Japanese Ministry of Land, Infrastructure and Transport is promoting the introduction of a new tender system and CALS/EC digitized construction. As a result, it is becoming urgent for construction equipment customers to efficiently respond to IT requirements and to reinforce their financial strength.

Against this backdrop, Komatsu formed a comprehensive joint service with Ricoh Co., Ltd., a leading Japanese manufacturer of office automation equipment. By sharing application services providing for vertical software and the contents of NetRICOH, a membership site, this service is designed to take advantage of both firms' respective strengths.

Also during the year under review, Komatsu launched a web site (www.anahori.com) dedicated to the sale of mini excavators, and a membership site (www.e-garapagos.com) for the real-time display of maps with transaction information to promote the recycling of crushed stones, wood chips and excavated soil after treatment. Komatsu will continue to develop original business models in order to expand its business domain by assertively supporting its customers' work.

     THE AMERICAS. In North America, the major market for construction and mining equipment, new construction investments continued to grow in 2000. Although new housing starts in the private sector declined from the previous year, they nevertheless remained at a high level compared to the mid-'90s level. However, demand for construction equipment decreased for the second consecutive year, reflecting, in part, adjustments for expanded demand for rental equipment. In this environment, Komatsu America International Company focused its efforts on improving both production and sales. In production, the company accomplished a reduction of the lead-time between the receipt of orders and factory shipment to four weeks and one day, thus advancing its own inventory reduction and that of its distributors. In October 2000, the company opened a new parts depot in Las Vegas, to support distributors in the western U.S. region and improve customer service. With this facility, the company is now able to ensure better parts availability without increasing parts inventory on the part of distributors. Sales of the company declined from the previous year, adversely affected by slowed demand and inventory cutbacks on a short-term basis resulting from shortened lead-times. As a result of these efforts, however, Komatsu America International is better positioned to improve earnings in the future.

Komatsu is now able to offer "one-stop-shopping" to customers, which includes rental, parts, service and fleet management systems in addition to product variety. In 2001, Komatsu is planning aggressive new product launches worldwide in order to sharpen its market presence. In North America, following the introduction of three models of motor graders, Komatsu launched the D39PX/EX KOMSTAT small bulldozer, equipped with the Company's proprietary Hydro-Static Transmission (HST), and its original HM400 articulated dump truck, in May 2001.

Because the three-speed HST motor offers a choice of optimal speeds according to the type of work, the D39PX/EX achieves very high ground-leveling performance. In addition to its environment-friendly engine, which meets the Tier II standards of the United States, Europe and Japan, this small bulldozer features enhanced comfort, maintenance and reliability. North America is the world's largest bulldozer market, with our new bulldozer class accounting for about one-fourth of the current demand. North America and Europe are also major markets for articulated dump trucks. Komatsu is running sales expansion programs tailored by product, region and market segment to recover earnings.

In the mining equipment segment, the copper price improved, generating some signs of returning higher demand for large dump trucks. Nevertheless, the market fell short of a full-fledged recovery for demand, and Komatsu Mining Systems, Inc. continued to face difficulties. In this environment, the company promoted its "one-face" operation as the center of Komatsu's mining equipment business to meet the diverse needs of customers worldwide.

     EUROPE. European demand for construction equipment continued to expand, registering a record-high level in 2000. Against this backdrop, Komatsu in Europe carried out aggressive marketing and promoted further reorganization and reinforcement of their distributors. As a result, they continued to expand sales on a local currency basis. Due to the drastic depreciation of the euro, however, Komatsu's European sales, after conversion to Japanese yen, resulted in a decline from the previous year. Komatsu UK Ltd., Komatsu Hanomag AG and Komatsu Utility Europe S.p.A. worked to secure earnings through further cost reductions, by expanding local procurement of parts and components and streamlining production. They also increased the product range being locally manufactured while expanding exports outside of the EU.

In April 2001, BAUMA2001, the world's largest construction equipment trade show, was held in Munich, Germany, with over 2,300 firms from 42 countries participating. During the seven days of the event, this 26th BAUMA show attracted over 390,000 visitors. Under the slogan Smart Solutions, the Komatsu Group displayed a total of 35 machines for different applications, such as road building, demolition, recycling, landscaping and mining. These included the super-large, renewed PC4000 hydraulic excavator that was introduced by Komatsu Mining Germany GmbH in June 2000. Komatsu emphasized not only the hardware but also a wide range of services designed to meet the diversified needs of customers as a solutions provider.

     ASIA. In Southeast Asia, while demand for equipment began to improve, centering on the mining and forestry industries, overall demand did not fully recover. As a result, Komatsu's sales of construction and mining equipment remained at about the same level as the previous year.

PT Komatsu Indonesia Tbk focused on capitalizing on the rebounding demand in the mining and forestry industries. As part of its efforts, the company worked to reinforce product competitiveness in the forestry industry, including the introduction of the hydraulic excavator-based PC100F, equipped with locally-tailored attachments to the forestry industry. Also during the year, the company was certified for ISO 14001, meeting the international standards for environmental management systems at its assembly plant in June 2000.

In Thailand, Bangkok Komatsu Co., Ltd., which is engaged in production and sales of the PC200 hydraulic excavator, recorded cumulative production of 1,000 units in July 2000. Established in 1996 as the first plant for construction equipment in Thailand, Bangkok Komatsu started production and sales activities. However, the company faced a devastating drop in domestic demand resulting from the currency crisis in 1997. It quickly shifted to export-oriented production and has exported over 600 units to 27 countries in the four years since then.

Meanwhile, Komatsu made steady gains in sales in the infrastructure investment-driven Chinese market. In February 2001, Komatsu established Komatsu (China) Ltd. in Shanghai as a regional headquarters to coordinate operations in China with a promising market for growth. With this headquarters, Komatsu is now better positioned to more effectively use the functions of its production, sales and service foundations built over the years and quickly respond to customers' needs.

     Utility Equipment. Demand for utility equipment continued to grow in the major markets of North America and Europe. In response to this growth, Komatsu Utility Europe, our European production base in Italy for utility equipment, expanded its production capacity, boosted exports outside of the EU by taking advantage of the depreciated euro, and implemented companywide quality improvement programs. As a result, the company made substantial gains in both sales and profits.

In the North American market, with total demand reaching over 100,000 units, or 45% of global demand, Komatsu Utility Corporation stepped up sales centering on backhoe loaders, mini excavators and mini wheel loaders. The company also launched Komatsu-original crawler carriers that feature 360-degree turn capabilities for the upper structure, and tight-tail swing mini excavators. Komatsu supplies machines to the North American market from Komatsu Utility Europe, Komatsu Hanomag in Germany, the Awazu Plant and Komatsu Zenoah Co. in Japan. Anticipating further growth of the market, Komatsu has determined that it will be advantageous to engage in local production at a new plant in New Berry, South Carolina, as the third plant of Komatsu America International. The new plant is scheduled to commence production in 2002. With this addition, Komatsu will be well prepared to propel the utility equipment business.

     Ground Engaging Tools (GET) Business In the "G" to the 21st strategy, Komatsu is readdressing its attention to the parts and service area, and reinforcing its construction and mining equipment business, which is a key earnings generator.

In December 2000, Komatsu acquired Hensley Industries, Inc., a leading manufacturer of buckets, teeth, edges and other products for construction and mining equipment in the international GET market. In the construction and mining equipment market, the percentage of hydraulic excavators, wheel loaders and other types of machines that use buckets is growing. With Hensley Industries in the Komatsu Group, Komatsu is ready to widen its parts lineup and supply price-competitive parts, particularly in North America.

     Electronics Segment
     -------------------

     The core business of Komatsu's electronics segment consists of its semiconductor materials operations, which includes the production of silicon wafers for the semiconductor industry; polycrystalline silicon, the raw material used in the production of silicon wafers; and silane gas, which is used in the manufacture of polycrystalline silicon. The electronics segment also produces LCD manufacturing equipment, excimer lasers and various electronic equipment and devices. Komatsu's electronics segment accounted for (Yen)117,745 million (US$934 million), or 10.7%, of total net sales for fiscal 2001, representing a 30.3% increase in these sales over the prior fiscal year. Sales in Japan rose 19.1% to (Yen)74,455 million (US$591 million) while sales outside Japan climbed 55.7% to 43,290 million (US$344 million).

   Silicon Wafers The semiconductor industry enjoyed worldwide growth in demand, driven by IT products such as PC's and mobile phones, and major players made large-scale investments in equipment. However, manufacturers of IT products implemented production adjustments due to the effects of the slowing U.S. economy, and the semiconductor market downturned in 2001.

Although the silicon wafer industry experienced a decline in demand resulting from the slack semiconductor market at the beginning of 2001, it closed the year with a record sales volume, centering on 200mm wafers, on the back of the burgeoning semiconductor industry in 2000. Komatsu Electronic Metals Co., Ltd. worked to improve the quality and technology development of 200mm silicon wafers in both Japan and Taiwan, while undertaking aggressive sales operations in Japan and overseas. The company also accelerated the pace of structural reform, including reinforcement of its discrete wafer business, and strove to reduce total costs and expand sales in order to improve cost competitiveness and ensure profits.

As a result, the company increased sales by 23.0% over the previous year to
(Yen)78,525 million (US$623 million) for the year ended March 31, 2001. With respect to earnings, the company posted ordinary profits of (Yen)3,478 million (US$28 million) supported by improved production efficiency, higher yields, reduced material costs and other variable expenses in addition to expanded sales, which offset a loss associated with the startup of Formosa Komatsu Silicon Corporation, a joint venture operation with a local partner in Taiwan. To solidify their market position in Taiwan, both Komatsu Electronic Metals and Formosa Komatsu Silicon completed facilities expansions to accommodate mass production and worked to expand sales.

     Polycrystalline Silicon   Near-capacity production of the silicon wafer
industry from the middle to the end of 2000 expanded demand for polycrystalline silicon, increasing worldwide sales to the semiconductor industry by 16% for 2000. Worldwide sales of monosilane gas also made a significant gain of almost 30% for 2000, supported by brisk demand from the semiconductor and LCD (liquid crystal display) industries.

Advanced Silicon Materials LLC. expanded sales over the previous year by focusing on unique monosilane gas-based products against the backdrop of market growth, while also expanding its shares of both the polycrystalline silicon and monosilane gas markets. However, the company continued to experience difficulties in terms of earnings due to such factors as the expanded amortization of the Butte Plant as it entered a full-scale production phase.

     Electronic Equipment and Devices Demand for micromodules, for use in the temperature control of semiconductor lasers as the light source and laser diodes for optical amplification, continued to expand on the back of global telecommunications network infrastructure development, especially in the United States. The Wavelength Division Multiplexing (WDM) method for massive data transmission volume also called for the use of such modules. Capitalizing on this growth, Komatsu Electronics, Inc. registered a significant gain in sales over the previous year.

Komatsu Electronics' thermoelectric modules, which reflect the accumulated technological expertise of its joint R&D activities with Komatsu over the years, deliver high performance and reliability. The company enjoys the world's top market share for micromodules for use in fiber-optic communication networks. To meet the rapid growth in demand more flexibly, the company expanded production capacity with new facilities and reached an alliance agreement for the production of micromodules with Ferrotec Corporation, a competitive manufacturer of thermoelectric modules. In May 2001, Hangzhou Dahe Precise Parts Co., Ltd., Ferrotec's subsidiary in China, embarked on part of the consigned assembly of thermoelectric modules of Komatsu Electronics.

Ferrotec has overwhelming shares of the global markets for magnetic fluid seals for computer hard-disk drives and semiconductor manufacturing equipment. Ferrotec is also aggressively pursuing sales of general-purpose thermoelectric modules for ordinary temperature control use.

Through this alliance, Komatsu is prepared to further expand the thermoelectric module business. Because the modules have large potential in a wide range of applications, Ferrotec and Komatsu are considering a joint development project to produce thermoelectric modules for power generation.

     Excimer Lasers In August 2000, the Company and USHIO INC., a top manufacturer of industrial lamps, jointly established GIGAPHOTON INC., an affiliated company accounted for by the equity method, for Excimer lasers used in lithography tools for semiconductor manufacturing. The joint venture engages in the overall Excimer laser business, from R&D and production to sales and service. GIGAPHOTON is strategically positioned to integrate the competitive advantages of the twoparent companies: USHIO's credibility and track record in the semiconductor industry along with its strong sales and service networks in Japan and abroad, as well as the Company's leading-edge technologies and state-of-the-art Excimer laser production system.

For its first fiscal year, ended March 31, 2001, GIGAPHOTON capitalized on brisk market conditions driven by aggressive facilities investment among semiconductor manufacturers, and recorded higher shipments than the market growth average, with more sales than initially planned. In addition to the delivery of many G20K models of the KrF (Krypton Fluorine) Excimer laser, for 180nm use, to additional lines of semiconductor manufacturers, the launching of full-scale shipments of the G21K model, with improved optical performance for 130nm use, greatly contributed to a good start. The company also significantly reduced startup costs, achieving a considerable improvement in earnings compared with initial forecasts. This joint venture has particularly reinforced development and sales operations. Some promising outcomes have already emerged in the development of new products, such as ArF (Argon Fluorine) and F2 Excimer lasers, as well as in global business operations.

     Other Operations Segment
     ------------------------

     This segment includes a variety of other activities conducted within Komatsu, consisting primarily of the manufacture and sale of a wide range of products and services, including metal forging and stamping presses, machine tools, sheet-metal machines, industrial robots, ammunition, logistics, computer software, diesel engines, metal casting, hydraulic equipment, armored vehicles, compressors and diesel generators. Komatsu engages in the design of manufacturing and distribution logistics solutions as well as the production of business systems and software packages through separate subsidiaries and affiliates.

Sales from other operations increased 19.7% over the previous year to
(Yen)260,477 million (US$2,067 million). Of this total, sales in Japan increased 3.7% to (Yen)206,817 million (US$1,641 million), while sales outside of Japan climbed 195.1% to (Yen)53,660 million (US$426 million). During the year under review, Komatsu sold its equity shares in Komatsu Construction and excluded it from consolidation during the second half. Meanwhile, the Company increased its equity holdings in Komatsu Forklift and converted it in to a subsidiary during the year, which also contributed to an increase in sales. The Company also sold its equity shares in Komatsu Soft Ltd. to Toyo Information Systems Co., Ltd. (currently, TIS Inc.). As a result, Komatsu Soft became a company accounted for by the equity method, from a consolidated subsidiary.

     Industrial Machinery Business Komatsu Industries Corporation, in charge of sheet metalforming machinery and small and medium-sized presses, has implemented an extensive restructuring program since July 1999. In fiscal 2001, the company worked to expand sales and improve earnings, posting profits for the year as initially planned. During the year, in addition to the major line of CBS presses, the company stepped up sales of strategic products such as the E2W series of solid frame presses and the TFP series of twister fine plasma-cutting machines. The company has further reinforced its sales alliance with TRUMPF GmbH + Co. KG of Germany, effective since 1995, and expanded sales of TRUMPF's laser-cutting machines and punching presses in Japan, while also embarking on the supply of its PAS series of AC servomotor-driven press brake models to the German partner for European and U.S. sales.

In the large press business, sales of the WS-3TR series standard transfer presses to manufacturers of automotive body components remained robust, and the engineering business, including sales to major foreign automobile manufacturers for retrofitting of equipment, also contributed to improved sales.

During the year, Komatsu, Hitachi Zosen Corporation and Hitachi Zosen Fukui Co. agreed to begin joint sourcing of materials and parts for large and medium-sized presses in order to further reduce procurement costs. In the press-building industry in the United States and Europe, competition is intensifying. In addition, European press builders are becoming increasingly competitive due to the depreciated euro. In this environment, the companies have embarked on joint sourcing in order to enhance their competitiveness.

     Environmental Business Under the "G" to the 21st mid-range management strategy, Komatsu is working to expand its environmental business. Komatsu believes that the delivery of solutions through its technologies and systems to environmental problems faced by customers should lead to lucrative business opportunities.

As part of its commitment to the environmental business, Komatsu has delivered construction equipment expressly designed for environmental conservation, such as the mobile crusher/recycler series, and innovative technologies as represented by the on-site recycling method.

In addition, Komatsu has also been working to deliver recycling facilities by converging Komatsu's integrated engineering expertise, in order to promote more efficient reuse of growing construction waste. During the year under review, Komatsu developed a new business domain by delivering three recycling plants in Japan, including a comprehensive recycling plant for construction waste. Komatsu is determined to foster the growth of such recycling plants into a major business for the Company, thereby making contributions to the development of a recycling-oriented society.

     Komatsu Forklift Komatsu Forklift posted sales of (Yen)104,649 million (US$831 million) for fiscal year ended March 31, 2001, registering an increase of 18.5% over the previous year. In Japan, the company reorganized its domestic dealership and reinforced its sales force. It also implemented aggressive sales activities, including launches of the small engine-powered LEO Plus series and revamped models of the battery-powered reach-type AR series. As a result, the company expanded Japanese sales during the year.

Outside of Japan, the company also boosted sales of forklift trucks in the three key regions of the United States, Europe and Asia. In the United States, the company continued to strengthen its dealer networks, undertook aggressive sales to such large-scale customers as rental companies, and expanded its market share.

To strengthen the competitiveness of its forklift truck business, the Company and Komatsu Forklift have been forging an alliance with Linde of Germany in production and sales. As part of this arrangement, Komatsu Forklift embarked on Japanese sales of 33 models of Linde's forklift trucks in October 2000. Fiat OM Carrelli Elevatori S.p.A., an Italian subsidiary of Linde, launched production and sales of Komatsu Forklift's models in Europe. Future plans call for joint production with Linde in China, and supplying products made by Komatsu Forklift Inc. to Linde in the U.S. market on an OEM basis.

     Komatsu Zenoah Komatsu Zenoah expanded sales of outdoor power equipment over the previous year. In Japan, where total demand remained sluggish, the company increased sales of its main product line by introducing new products, such as the world's lightest brushcutters, the BC200 series. During the year under review, the company continued to expand exports to the United States and Europe. In addition to selling a wider range of products equipped with environment-friendly strato-charged engines, the company boosted sales of popular hobby engines. Radio-controlled model cars powered by the new G230RC engine introduced in February 2001 have scored sweeping victories in major hobby car races since March 2001, including the International Friendship Race in Germany, the European Championships in Spain and the Australian Championships, demonstrating the high performance, quality and reliability of Komatsu Zenoah engines.

   Komatsu Construction In October 2000, Komatsu sold its equity holdings in Komatsu Construction, with 69.15% of the shares of common stock outstanding, to TAKAMATSU CORPORATION. This action represents Komatsu's basic strategy of enhancing corporate value by concentrating management resources on the businesses where the Company can demonstrate a competitive advantage in the relevant technology or industry. Given such a consideration, Komatsu chose to entrust the management of Komatsu Construction to TAKAMATSU, which has original business strategies and a solid track record.

Net Sales Information
---------------------

     Financial information (other than net sales figures by geographic segment) is produced and discussed in this report as presented in Komatsu's audited consolidated financial statements. Net sales figures by geographic region presented and discussed herein reflect sales of Komatsu's products according to the geographic location of purchasers, rather than the geographic location of the Komatsu entity generating such sales. Net sales data by the geographic location of the Komatsu entity generating the sale is set forth in Note 20 to Komatsu's audited consolidated financial statements, included elsewhere in this report. Operating income by business segment is presented before corporate overhead and inter-segment eliminations.

     The following table sets forth Komatsu's net sales by category of activity for the years ended March 31, 2001, 2000, and 1999, respectively:

                       Net Sales by Category of Activity
                       ---------------------------------

==============================================================================================
                             Fiscal Year              Fiscal Year            Fiscal Year
                           Ended 3/31/2001         Ended 3/31/2000        Ended 3/31/1999
                           ---------------         ---------------        ---------------
----------------------------------------------------------------------------------------------
                                                  (Millions of Yen)
----------------------------------------------------------------------------------------------
Construction and
Mining
Equipment             (Yen)718,147     65.5%    (Yen)747,647    70.8%   (Yen)765,802    72.1%
----------------------------------------------------------------------------------------------
Electronics                117,745     10.7%          90,335     8.6%         86,608     8.2%
----------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Other            260,477            23.8%         217,672          20.6%         209,187           19.7%
---------------------------------------------------------------------------------------------------------
Total         (Yen)1,096,369       100.0%      (Yen)1,055,654     100.0%     (Yen)1,061,597       100.0%
=========================================================================================================


          The following table sets forth Komatsu's net sales by geographic markets for the years ended March 31, 2001, 2000, and 1999, respectively:

                        Net Sales by Geographic Markets
                        -------------------------------

======================================================================================================================
                                Fiscal Year                     Fiscal Year                       Fiscal Year
                              Ended 3/31/2001                 Ended 3/31/2000                   ended 3/31/1999
                              ---------------                 ---------------                   ---------------
----------------------------------------------------------------------------------------------------------------------
                                                             (Millions of Yen)
----------------------------------------------------------------------------------------------------------------------
Japan                (Yen)586,865            53.5%       (Yen)553,822          52.5%      (Yen)523,946           49.4%
----------------------------------------------------------------------------------------------------------------------
Americas                  241,091            22.0%            242,609          23.0%           272,091           25.6%
----------------------------------------------------------------------------------------------------------------------
Europe                    126,479            11.5%            123,633          11.7%           119,270           11.2%
----------------------------------------------------------------------------------------------------------------------
Asia                      117,136            10.7%             99,558           9.4%            96,853            9.1%
(excluding
Japan) & Oceania
----------------------------------------------------------------------------------------------------------------------
Middle East                24,798             2.3%             36,032           3.4%            49,437            4.7%
& Africa
----------------------------------------------------------------------------------------------------------------------
Total              (Yen)1,096,369           100.0%     (Yen)1,055,654         100.0%    (Yen)1,061,597          100.0%
======================================================================================================================

     Sales and Distribution
     ----------------------

          Komatsu's domestic and international sales and distribution functions in its construction and mining equipment segment, its principal and largest business segment, are conducted primarily through a network of subsidiaries, affiliates and independent distributors, and to a lesser extent by joint venture partners. While Komatsu's construction and mining equipment sales and distribution operations in Japan focus principally on retail sales to customers, Komatsu uses its extensive Japanese sales distributor network to offer rental programs to its customers, especially within its construction and utility equipment businesses.

          Domestic Market:

          Komatsu used to sell construction and mining equipment throughout Japan with its direct sales system. Komatsu has, however, shifted away from a direct sales system to an indirect system of authorized distributors. At the beginning of fiscal year 1999, Komatsu established a sales network of authorized distributors for its construction and mining equipment throughout Japan, and substantially all of Komatsu's sales are now made by such distributors. Distributors perform comprehensive sales and service functions mainly at each prefecture. Five of the 43 companies that compose Komatsu's authorized distributor network in Japan are independent companies, 19 are affiliates of the Company and 19 are consolidated subsidiaries of the Company.

          In response to strong rental needs from customers, Komatsu has also committed to enhancing customer satisfaction through rental companies of distributors and dealers as part of the Komatsu Group.

          The Komatsu service network covers 500,000 units of equipment sold in Japan. One hundred and thirty five distributors and dealers form the core of a service network that provides total customer-support service involving before-and after-sales service.

          Overseas Markets:

          Komatsu's construction and mining equipment are sold worldwide in approximately 160 countries. Komatsu believes that the global marketing and sales of its products are important to its continued growth.

          Komatsu's overseas sales of construction and mining equipment are made through a sales and service network consisting of approximately 200 distributors. The distributors are supplied through trading companies and the Company's subsidiaries and affiliated companies, supported by Komatsu's liaison offices in major cities around the world. The subsidiaries and affiliated companies are located in Australia, Belgium, Brazil, Chile, France, the Federal Republic of Germany, Hong Kong, India, Indonesia, Italy, Mexico, Norway, Poland, the Republic of China, the Republic of South Africa, Russian Federation, Singapore, Spain, Thailand, United Arab Emirates, United Kingdom, the United States of America, and Vietnam. The subsidiaries and affiliated companies provide additional inventory and technical assistance to the distributors whilefacilitating the delivery of emergency spare parts.

          Komatsu launched the SMAP network system in 1998, directly linking distributors and plants in Japan with product quality information. In 1999, Komatsu launched a system known as G-SMAP globally. With this network system, Komatsu is able to promptly transmit information on its construction and mining equipment to distributors and production bases around the world. All such information is simultaneously stored in the main database of G-SMAP and it is available to all users of the network, including distributors. Komatsu's development, production, sales and service personnel around the world can utilize the G-SMAP system to reduce the time needed for troubleshooting, to keep abreast of quality issues, and incorporate relevant information in new product development. In this way, G-SMAP improves product quality and helps customers reduce costs. In addition, G-SMAP is designed to improve total customer support through processing, using and mutually sharing all information concerning sales, service and parts supply.

     Patents and Licenses
     --------------------

          Komatsu owns a substantial number of patents and utility model registrations, as well as applications for patents and utility model registrations, in Japan. It also owns a substantial number of patents and applications for patents in other countries where its products are marketed.

          Moreover, Komatsu manufactures a variety of products under licensing agreements with other companies.

          While Komatsu considers its patents and licenses, collectively, to be important for the operation of its business, it does not consider any one of its patents or licenses or any related group of them to be so important that its expiration or termination would materially affect the Company's business as a whole, nor does it believe that any category of its activities is materially dependent upon patents or upon licenses, or patent or license protection. Komatsu also owns and maintains a substantial number of trademarks and trade names that are registered or otherwise protected under the laws of various jurisdictions.

     Competition
     -----------

          Substantially all of the products manufactured by Komatsu face highly competitive conditions both in domestic and overseas markets. Competitors include a large number of companies in and outside Japan, which vary in size, area of distribution and range of products. To address such intense competition, Komatsu places great emphasis on the high quality and performance of its products and related services.

          While industry sales statistics for many of Komatsu's products are not available, either for Japan alone or on a worldwide basis, Komatsu believes that on the basis of both sales and production it is the largest manufacturer of construction and mining equipment in Japan and the second largest in the world after Caterpillar Inc., a United States corporation. Further, Komatsu believes that it is the largest manufacturer of large-sized presses in Japan.

     Regulation
     ----------

          Komatsu's business segments are subject to various regulations throughout the world, which include restrictions on noise and emissions from construction and mining equipment, as well as various environmental controls regulating the manufacturing processes. Komatsu's operations and products are designed to comply with all applicable environmental regulations currently in effect for the relevant jurisdictions.

          Komatsu believes that it remains in substantial compliance with existing applicable environmental control regulations and does not expect that the cost of complying with foreseeable requirements will have a material effect upon its financial position and the results of the operations. In 1992, Komatsu issued the Earth Environment Charter, a comprehensive corporate policy statement representing Komatsu's commitment to comply with all applicable regulations and industry standards for the protection of the environment. Komatsu annually reviews its compliance with the applicable environmental regulations that govern its operations.

     Sources of Supply
     -----------------

     The construction equipment and industrial machinery produced by Komatsu are composed of various types of parts and as it is not necessarily efficient in production to manufacture all of such component parts inside the Company, the Company only produces the major components internally and purchases other parts such as electrical components, tires, hoses, and batteries, etc. from the manufactures who specialize in manufacturing these, and the Company procures the rest of the parts from the Company's business partners materials such as metal forgings, machine components, sheet metal parts and various accessories.

          C. Organizational Structure

     The following list shows the principal subsidiaries:

     Name of Company                Country of              Ownership
                                  Incorporation                (%)
     Komatsu Electronic Metals         Japan                  63.4
     Co., Ltd.
     Komatsu Forklift                  Japan                  51.9
     Komatsu Zenoah Co.                Japan                  55.3
     Komatsu Castex Ltd.               Japan                 100.0
     Komatsu House, Ltd                Japan                  88.5
     Komatsu Logistics Corp.           Japan                  96.9
     Komatsu Industries                Japan                 100.0
     Corporation

     Name of Company                Country of              Ownership
                                  Incorporation                (%)
     Komatsu Machinery                  Japan                  100.0
     Corporation
     Komatsu Electronics, Inc.          Japan                  100.0
     Komatsu Tokyo Ltd.                 Japan                  100.0
     Komatsu Hokkaido Ltd.              Japan                  100.0
     Komatsu America Corp.              U.S.A.                 100.0
     Komatsu America                    U.S.A.                 100.0
     International Company
     Komatsu Mining Systems,           Germany                 100.0
     Inc.
     Komatsu do Brasil Ltda.            Brazil                 100.0
     Advanced Silicon Materials         U.S.A.                 100.0
     LLC.
     Komatsu Europe                    Belgium                 100.0
     International N.V.
     Komatsu UK Ltd.                      UK                   100.0
     Komatsu Hanomag AG                Germany                  98.4
     Komatsu Mining Germany GmbH       Germany                 100.0
     Komatsu Utility Europe              Italy                 100.0
     S.p.A.
     Komatsu Asia & Pacific            Singapore               100.0
     Pte Ltd
     P T Komatsu Indonesia Tbk         Indonesia                55.1
     Bangkok Komatsu Co., Ltd.         Thailand                 74.8
     Komatsu (China) Ltd.            Republic of China         100.0
     Komatsu (Changzhou)             Republic of China          85.0
     Construction Machinery Corp.


          D. Property, Plants and Equipments

          Komatsu's manufacturing operations are conducted in 30 principal plants, 12 of which are located in Japan. As of March 31, 2001, the 30 plants had an aggregate manufacturing floor space of 1,485 thousand square meters (15,985 thousand square feet). In addition, Komatsu uses additional floor space at such plants and elsewhere for laboratories, office buildings, and employee housing and welfare facilities. Komatsu's plants are currently operating regularly, on a year-round basis, based upon at least one full shift per plant. Komatsu could increase its production by, among other methods, requesting that its employees work overtime or by increasing the number of shifts working at its plants.

     Almost all of Komatsu's manufacturing facilities and the land on which they are located are owned by Komatsu. A portion of the property owned by Komatsu is subject to mortgages or other types of liens which have been established on separate items of property. At March 31, 2001, the net book value of the property owned by Komatsu was (Yen)438,795 million, of which (Yen)32,879 million was subject to encumbrances.

     The name and location of Komatsu's principal plants, their approximate aggregate floor space, and the principal products manufactured therein as of March 31, 2001, are as follows:


           Name and Location               Floor Space                          Principal products
                                       Square    thousand sq ft
                                       meter
In Japan
Awazu Plant                             245,000       2,637       Small and medium-sized bulldozers (under 20 tons),
Komatsu                                                           Small hydraulic excavators (under 8 tons), Minimal
                                                                  Rearswing radius hydraulic excavator (10 tons),
                                                                  Mini hydraulic excavators, Mini wheel loaders
                                                                  (under 4 tons), Small and medium-sized wheel
                                                                  loaders, Crawler carriers, Transmissions, Torque
                                                                  converters, Armored vehicles, Ammunition

Komatsu Plant                            40,000         431       Large presses, Underground machinery
Komatsu

Osaka Plant                             138,000       1,485       Large bulldozers (20 tons and over), Medium-sized
Hirakata                                                          and large hydraulic excavators (over 10 tons),
                                                                  Mobile crushers, Mobile soil-improvers, Mobile tub
                                                                  grinders

Oyama Plant                             193,000       2,078       Engines for construction machinery and industrial
Oyama                                                             vehicles, Diesel generators, Marine engines,
                                                                  Rolling stock engines, Low-pollution methanol
                                                                  engines, Hydraulic equipment

Mooka Plant                              65,000         700       Rough-terrain cranes, Dump trucks, large wheel
Mooka                                                             loaders, Motor graders, Road construction
                                                                  machinery, Towing tractors

Komatsu Castex Ltd.                      57,000         614       Steel casting, Iron castings, Pattern for casting
Himi

Komatsu Zenoah Co.                       44,200         476       Mini-sized hydraulic excavators, Skid steer
Kawagoe and Koriyama                                              loaders, Mini-sized agricultural and forestry
                                                                  equipment, General purpose engines, Hydraulic
                                                                  equipment

Komatsu Forklift Co., Ltd.               47,750         514       Lift trucks, Automated conveyance systems,
Oyama                                                             Automated warehouses, Refrigerated warehouses,
                                                                  Freezer warehouses

Komatsu Electronic Metals Co., Ltd.      57,000         613       High-purity silicon wafers
Nagasaki and Miyazaki

Komatsu Electronics, Inc.                 1,000          11       Thermoelectric modules, Temperature control
Hiratsuka                                                         equipment

Overseas

Komatsu America International Company        38,010             409       Hydraulic excavators, Wheel loaders, Motor
Tennessee, USA and Quebec, Canada                                         graders, Cranes

Komatsu Mining Systems, Inc.                 78,000             840       Large wheel loaders, Large dump trucks
Illinois, USA

Hensley Industries, Inc.                     20,000             215       Buckets, Teeth, Adapters
Texas, USA
Komatsu Mexicana S.A. de C.V.                22,000             237       Small-sized presses, Attachments for construction
Sahagun, Mexico                                                           equipment, and others

Komatsu do Brasil Ltda.                      57,000             614       Hydraulic excavators, Bulldozers, Wheel loaders
Suzano, Sao Paulo, Brasil

Advanced Silicon Materials LLC.              62,927             678       Polycrystalline silicon products, Silane gas
Washington and Montana, USA

Komatsu UK Ltd.                              60,000             646       Hydraulic excavators
Birtley, UK

Komatsu Hanomag AG                           62,335             671       Wheel loaders, Compactors
Hannover, Germany

Komatsu Utility Europe S.p.A.                34,000             366       Mini and small hydraulic excavators, Backhoe
Este, Italy                                                               loaders, Skidsteer loaders

Komatsu Mining Germany GmbH                  23,269             250       Super-large hydraulic excavators
Dusseldorf, Germany

P.T. Komatsu Indonesia Tbk                   45,546             490       Hydraulic excavators, Bulldozers, Wheel loaders,
Jakarta, Indonesia                                                        Motor graders, Dump trucks

Komatsu (Changzhou) Construction             14,300             154       Wheel loaders, Motor graders, Hydraulic excavators
Machinery Corporation
Jiangsu, China

Komatsu (Changzhou) Foundry Corporation      16,000             172       Iron castings and parts for construction equipment
Jiangsu, China                                                            and industrial vehicles, Foundry molds
Bangkok Komatsu Co. Ltd.                     13,464             145       Hydraulic excavators
Chonburi, Thailand

Formosa Komatsu Silicon Corporation          12,080             130       Silicon wafers
Mailiao, Yunlin, Taiwan


The head office of the Company is located in a ten-story office building in Tokyo, which is leased from Komatsu Building Co., Ltd., a 100%-owned consolidated subsidiary of the Company.

Item 5.   Operating and Financial Review and Prospects
          --------------------------------------------

   A. Operating results

Overview

  The statements contained in this Overview section are based on management's current expectations. With the exception of the historical information contained herein, the statements presented in this Overview section are forward-looking statements involving numerous risks and uncertainties that could significantly affect expected results. Actual results may differ materially.

Construction and Mining Equipment. In the recent past, the highest priority for Komatsu's Japanese construction equipment business has been to restructure the production system. The Company launched measures for this purpose in the fall of 1998, and completed all the plans for the subject fiscal year on schedule. The entire restructuring program was completed in August 2000 with the consolidation of the Tachikawa and Saitama plants of Komatsu Zenoah Co. to Kawagoe.

Komatsu's construction and mining equipment business already enjoys the advantage of our global networks for sales, service and production; brand power and predominant use of our equipment; and in-house production of key components. By adding IT to these advantages, Komatsu will facilitate growth in this business. The Company has defined the following four directions as the hub of the growth strategy:

(1) Globalization

Komatsu astutely anticipated the globalization of markets and appropriately established the sales, service and production bases. Komatsu will now press ahead with the creation of customer-driven organizations to enhance the market presence through finely-tuned marketing strategies. At the same time, by reinforcing and tailoring our marketing and globalizing R&D, Komatsu will enhance its globalization strongly with original features.

(2) Full-line offering

Komatsu is ready to consider and implement aggressive investments in high-growth products and business areas, including strategic alliances to complement its products and expertise.

(3) Environmental business

Komatsu is convinced of the vast business potential afforded by environmental protection for the construction and mining equipment business, and it is confident of future success in this area.

(4) Solutions to different stages of the product life cycle of construction and mining equipment

Komatsu will take active steps to expand the solutions-centered business in the areas of after-sales, ranging from lease and rental, parts and service, and sales of used equipment to logistics, and non-life insurance, all of which will expand sales and profits. In these after-sales markets, Komatsu is confident of differentiating its products and technologies, notably through the use of IT. Komatsu also believes IT will have a major positive impact on changing the way of doing business and the business models.

Electronics.  Operating profit from the electronics segment improved to
(Yen)2,887 million (US$23 million) in fiscal 2001 from a loss of (Yen)9,839 million (US$96 million) in fiscal 2000.

Komatsu Electronic Metals Co., Ltd., having successfully concentrated production in Japan and Taiwan, is working to differentiate its technologies and business to gain the top global market position for 200mm wafers in terms of quality, cost and delivery.

Komatsu Silicon America, Inc. is operating the sales and service activities but its production facilities are currently inoperative.

Sales of polycrystalline silicon by Advanced Silicon Materials LLC. expanded over the previous year because of the strong demand in the silicon wafer market. Sales of monosilane gas also increased significantly, supported by brisk demand from the semiconductor and LCD industries. However, the company continued to experience difficulties in terms of earnings, due to such factors as the expanded amortization of the Butte Plant as it entered a full-scale production phase.

Management believes the Excimer laser business will be further strengthened in the global market by capitalizing upon an alliance with Ushio Inc. In thermoelectric modules and other products with established technological superiority, the Company is reinforcing its business bases with the goal of achieving substantial gains in both sales and profits. Committed to securing a reputation for total reliability, the Company is making strong efforts to support its customers in improving their quality, cost and delivery, as well as productivity, through the constant innovation of technology.

Others. In fiscal 2001, Komatsu sold its equity shares in Komatsu Construction and excluded it from consolidation during the second half. Meanwhile, the Company increased its equity holdings in Komatsu Forklift and converted it into a subsidiary during the year. The Company also sold its equity shares in Komatsu Soft Ltd. to Toyo Information Systems Co., Ltd. (currently, TIS Inc.). As a result, Komatsu Soft became a company accounted for by the equity method, from a consolidated subsidiary.

Komatsu's industrial machinery business comprises large presses for the automobile industry, sheet metal forming machines, small and medium-sized presses and machine tools.

  Foreign Exchange Rate Fluctuations. Sales to customers located outside Japan represented approximately 47% and 48% of Komatsu's net revenues in fiscal 2001 and fiscal 2000, respectively. A significant proportion of Komatsu's international sales has been denominated in United States dollars. An appreciation in the value of the yen against the US dollar could generally have an adverse effect on Komatsu's operations although Komatsu has reduced its exposure to changes in the exchange rate between the yen and the US dollar by increasing the local content of its products manufactured in the United States and elsewhere outside Japan. To further reduce foreign exchange risks, Komatsu executes forward exchange contracts as described in Item 11 below. The devaluation of the yen against the US dollar generally results in an increase for Komatsu's operating profit.

Results of Operations

Comparison of Fiscal 2001 with Fiscal 2000
------------------------------------------

  Net Sales

Net sales in the fiscal year ended March 31, 2001 increased 3.9% over the previous fiscal year to (Yen)1,096,369 million (US$8,701 million at US$1=(Yen)126). Sales in Japan advanced 6.0% to (Yen)586,865 million (US$4,658 million), while overseas sales rose 1.5% to (Yen)509,504 million (US$4,043 million). As a result, the ratio of overseas sales to consolidated net sales for the year dipped from 47.5% in the previous fiscal year to 46.5%.

Domestic sales of construction and mining equipment were up from the previous fiscal year, owing primarily to efforts of IT use and the expansion of sales of machines for environment conservation, although the demand declined slightly. In the overseas market, while European economies remained strong in general, the United States economy, which had maintained a record-high length of buoyancy, began to slow down. The overall recovery pace of Asian economies slowed down. As a result, global sales of construction and mining equipment slid 3.9% from the previous fiscal year to (Yen)718,147 million (US$5,700 million).

In the electronics business, the demand for silicon wafers dramatically increased and the market for polycrystalline silicon as the raw material for silicon wafers grew. Our operation in Taiwan expanded its production facilities and accelerated sales. Demand for micromodules for use in fiber optic communication networks also expanded. As a result, sales from the electronics business improved 30.3% over the previous fiscal year to (Yen)117,745 million (US$934 million).

Elsewhere in other operations, the industrial machinery business reinforced its sales alliance, and sales of outdoor power equipment were expanded by introducing renewed models. Komatsu Construction became an unconsolidated company by the sale of its ownership in October 2000. On the other hand, Komatsu Forklift became a consolidated company due to our increased ownership. As a result, sales from other operations expanded 19.7% to (Yen)260,477 million (US$2,067 million). Overseas sales by region in fiscal year 2001 were as follows: sales in the Americas accounted for (Yen)241,091 million (US$1,913 million), down 0.6%; sales in Europe increased 2.3% to (Yen)126,479 million (US$1,004 million); sales in Asia (excluding Japan) and Oceania increased 17.7% to (Yen)117,136 million (US$929 million); and sales in the Middle East and Africa fell 31.2% to
(Yen)24,798 million (US$197 million).


Earnings

Cost of sales in fiscal 2001 increased 1.0% from the previous year to
(Yen)804,700 million (US$6,387 million). The ratio of cost of sales to net sales decreased 2.1 percentage points to 73.4%.

Selling, general and administrative (SG&A) expenses for the year increased 9.2% to (Yen)263,854 million (US$2,094 million), causing the ratio of SG&A expenses to net of sales to increase 1.2 percentage points over the previous year to 24.1%. As a result, operating income for fiscal 2001 increased 60.6% over the previous year to (Yen)27,815 million (US$221million). This improvement was brought about primarily by improved earnings in the electronics business, owing to the recovery of demand for silicon wafers as compared with fiscal 2000.

Interest and other income and expenses in fiscal 2001 netted a loss of
(Yen)7,751 million (US$62 million), compared with a net gain of (Yen)2,077 million in the previous year. This loss resulted from the fact that net other income in fiscal 2000 included large gains such as sales of idle properties from the Osaka plant, while net other income in fiscal 2001 did not include such non-recurring gain. In fiscal 2001 and 2000, the Company recorded impairment losses on long-lived asset, which was related to temporarily idle production facilities due to the sluggish market, at its wholly-owned subsidiary in the electronics segment.

As a result, income before income taxes, minority interests and equity in earnings for the fiscal year increased 3.4% from previous year to (Yen)20,064 million (US$159 million), the percentage of income before income taxes, minority interests and equity in earnings to net sales ended in 1.8%. Equity in earnings of affiliated companies in fiscal 2001 decreased 90.5% from the previous year to
(Yen)385 million (US$3 million). This decline was primarily derived from the fact that Applied Komatsu Technology, Inc., which had posted large profits in the previous year, became an unconsolidated company by the sale of its equity.

As a result, the Company's net income in fiscal 2001 decreased 48.4% from the previous year to (Yen)6,913 million (US$55 million).

On a per share basis, net income amounted to (Yen)7.24 (US5.7c). Dividends per share were (Yen)6.00 (US4.8c). The corresponding figures for fiscal 2000 were
(Yen)13.85 and (Yen)6.00, respectively.


Comparison of Fiscal 2000 with Fiscal 1999
- ------------------------------------------

  Net Sales

Komatsu's net sales decreased 0.6% in fiscal 2000 to (Yen)971,055,654 million(US$10,249 million) from (Yen)1,061,597 million in fiscal 1999. Domestic net sales increased 5.7% to (Yen)553,822 million (US$5,377 million) in fiscal 2000 from (Yen)523,946 million in fiscal 1999, owing primarily to the positive effect of the government's economic stimulus measures and improved housing investments in Japan.

Overseas net sales decreased 6.7% to (Yen)501,832 million (US$4,872 million) in fiscal 2000 from (Yen)537,651 million in fiscal 1999, due to construction and mining equipment operations, mainly attributable to the adverse effect of foreign exchange translations.

Net sales in the Americas decreased 10.8% to (Yen)242,609 million (US$2,355 million), mainly attributable to the adverse effect of foreign exchange translations, as well as dwindling demand for construction and mining equipment.

Net sales in Europe increased 3.7% to (Yen)123,633 million (US$1,200 million), due to the brisk demand remaining for construction and mining equipment throughout the year under review.

Net sales in Asia (other than Japan) and in Oceania increased 2.8% to
(Yen)99,558 million (US$967 million) in fiscal 2000, due to the demand recovery in the logging and mining industries in Southeast Asia, and the continued growth of demand for construction and mining equipment in China.

Net sales in the Middle East and Africa decreased 27.1% to (Yen)36,032 million (US$350 million), due to the falling market demand for construction and mining equipment.

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

     Net interest and other income and expenses for fiscal 2000 contributed
(Yen)2,077 million (US$20 million), compared to a loss of (Yen)13,885 million in fiscal 1999. This increase resulted from the fact that other expenses in fiscal 1999 included a large write-off due to the devaluation of domestic marketable and investment securities, while net other income in fiscal 2000 included large gains on sales of assets such as an equity stake in Applied Komatsu Technology, Inc., plus the sale of idle properties at the Osaka Plant in Nakamiya district.

     Interest and other income for fiscal 2000 also included a gain of
(Yen)23,103 million (US$224 million) from the sales of idle properties at the Osaka Plant in Nakamiya district. As a result of this profit and the decrease in selling, general and administrative expenses described above, income (loss) before income taxes, minority interests and equity in earnings increased in fiscal 2000, resulting in a net income of (Yen)19,395 million (US$188 million), compared with a loss of (Yen)9,604 million in fiscal 1999.

     Minority interests in income (loss) of consolidated subsidiaries was a loss after income tax of (Yen)88 million (US$0.9 million) in fiscal 2000, representing a reduction of (Yen)6,950 million from income after income tax of
(Yen)6,862 million in fiscal 1999. In fiscal 2000, equity in earnings of affiliated companies increased to (Yen)4,038 million (US$39 million), from a loss of (Yen)7,575 million in fiscal 1999 due primarily to a gain on sales of assets, such as an equity stake in Applied Komatsu Technology, Inc.

As a result, the Company's net income in fiscal 2000 totaled (Yen)13,395 million (US$130 million), firmly moving the Company back into profitability.

     On a per share basis, net income for fiscal 2000 amounted to (Yen)13.85 (US$0.13), while cash dividends per share were (Yen)6.00 (US$0.06) for the year. Cash dividends per share were (Yen)7.00 in fiscal 1999.


Performance by Segment

     Komatsu operates in three business segments: Construction and mining equipment, electronics and other operations.

     Construction and Mining Equipment. Fiscal 2001 net sales of construction and mining equipment totaled (Yen)718,147 million (US$5,700 million), a decrease of 3.9% compared to (Yen)747,647 million in fiscal 2000, which represented an decrease of 2.4% compared to (Yen)765,802 million in fiscal 1999. Construction and mining equipment net sales accounted for 65.5% of Komatsu's worldwide net sales in fiscal 2001. While sales in Japan increased 4.7% to (Yen)305,593 million (US$2,425 million) in fiscal 2001 from (Yen)291,804 million in fiscal 2000, sales outside Japan decreased 9.5% to (Yen)412,554 million (US$3,274 million) in fiscal 2001. Sales in Japan represented 42.6% of total sales of construction and mining equipment, up 3.6% from the previous fiscal, while the proportion of sales outside Japan decreased to 57.4%. Overall, net sales of construction and mining equipment comprised 65.5% of Komatsu's total net sales in fiscal 2001, down 5.3% from 70.8% in fiscal 2000 and down 6.6% from 72.1% in fiscal 1999.

     Operating income from the construction and mining equipment segment for fiscal 2001 decreased 22.1% compared to the previous fiscal to (Yen)22,203 million (US$176 million). In fiscal 2000 operating income decreased 12.9% to
(Yen)28,489 million from (Yen)32,697 million in fiscal 1999.

     Electronics. In the electronics business, fiscal 2001 net sales from electronics operations increased 30.3% to (Yen)117,745 million (US$934 million) from (Yen)90,335 million in fiscal 2000, as sales in Japan increased 19.1% to
(Yen)74,455 million (US$591 million), and sales outside Japan increased 55.7% to
(Yen)43,290 million (US$344 million). Fiscal 2000 net sales increased 4.3% to
(Yen)90,335 million from (Yen)86,608 million in fiscal 1999. Electronics accounted for 10.7% of Komatsu's net sales in fiscal 2001, compared with 8.6% in fiscal 2000 and 8.2% in fiscal 1999.

     KEM, a 59.9%-owned subsidiary of the Company engaged in the manufacture of silicon wafers, had sales of (Yen)78,525 million (US$623 million) for fiscal 2001, a increase of 23.0% over sales of (Yen)63,862 million the previous fiscal year.

     Operating income from the electronics segment for fiscal 2001 was an operating income of (Yen) 2,887 million (US$ 23 million), which was supported by recovery of the silicon wafer business and expanded sales of thermoelectric modules for fiber-optic communications.

     In fiscal 2001 and 2000, the Company recorded impairment losses on long-lived assets, which related to temporarily idle production facilities due to the sluggish market, at its wholly owned subsidiary in the electronics segment.

     Other Operations. Fiscal 2001 sales from Komatsu's other operations increased 19.7% to (Yen)260,477 million (US$2,067 million) from (Yen)217,672 million in fiscal 2000. During the year under review, Komatsu sold its equity shares in Komatsu Construction and excluded it from consolidation during the second half. Meanwhile, the Company increased its equity holdings in Komatsu Forklift and converted it into a subsidiary during the year, which also contributed to an increase in sales.

     Operating income from other operating segments for fiscal 2001 increased 450.8%, compared to the previous fiscal year, to (Yen)6,450 million (US$51 million).


Performance by Region

     Japan. Net sales to customers in Japan increased 6.0% from (Yen)553,822 million in fiscal 2000 to (Yen)586,865 million (US$4,658 million) in fiscal 2001. Operating income (loss) for Komatsu's operations in Japan increased from a income of (Yen)955 million in fiscal 2000 to a income of (Yen)29,253 million (US$232 million) in fiscal 2001. The increase in sales came from recovery of the demand for construction equipment in Japan and an increase in the sales of domestic electronics operations. Compared to fiscal 1999, net sales to customers in Japan and operating income (loss) recorded by Komatsu's operations in Japan in fiscal 2000 increased by 5.7% (from (Yen)523,946 million) and increased by
(Yen)11,007 million from an operating loss of (Yen)10,052 million, respectively.

     Asia (Excluding Japan) and Oceania. Net sales to customers in the rest of Asia and Oceania increased 17.7% to (Yen)117,136 million (US$930 million) in fiscal 2001 compared to (Yen)99,558 million in fiscal 2000. Net sales in fiscal 2000 increased 2.8% from (Yen)96,853 million in fiscal 1999. The increase in net sales in fiscal 2001 was due to recovery of the market demand in Asia for Komatsu's products. Net sales to customers in Asia (excluding Japan) and Oceania comprised 10.7% of Komatsu's worldwide net sales in fiscal 2001, up from 9.4% in fiscal 2000 and up from 9.1% in fiscal 1999.

     Americas. Net sales to customers in North America, Central America and South America decreased 0.6% in fiscal 2001 to (Yen)241,091 million (US$1,913 million) from (Yen)242,609 million in fiscal 2000. Fiscal 2000 net sales decreased 10.8% over net sales of
(Yen)272,091 million in fiscal 1999. The decrease in net sales in fiscal 2000 was due to decreased demand for construction equipment in North America. North American, Central American and South American net sales accounted for 22.0% of Komatsu's net sales worldwide in fiscal 2001, down from 23.0% in fiscal 2000 and 25.6% in fiscal 1999.

     Operating loss for Komatsu's operations in the Americas decreased from a income of (Yen)12,354 million in fiscal 2000 and a income of (Yen)7,594 million in fiscal 1999 to a loss of (Yen)2,302 million (US$18 million) in fiscal 2001.

     Europe.  Net sales to customers in Europe in fiscal 2001 increased 2.3% to
(Yen)126,479 million (US$1,004 million) from (Yen)123,633 million in fiscal 2000. Fiscal 2000 net sales increased 3.7% over (Yen)119,270 million in fiscal 1999. Increased sales in fiscal 2001 and 2000 were due primarily to increased sales of hydraulic excavators, wheel loaders and utility equipment. Net sales to customers in Europe comprised 11.5% of Komatsu's net sales worldwide in fiscal 2001, up from 11.7% in fiscal 2000 and 11.2% in fiscal 1999.

     In fiscal 2001, operating income from Komatsu's operations in Europe increased to (Yen)5,945 million (US$47 million) from (Yen)4,284 million in fiscal 2000. Compared to fiscal 1999, operating income recorded in fiscal 2000 decreased by (Yen)4,969 million from (Yen)9,253 million.

     Middle East and Africa. In the Middle East and Africa, Komatsu's net sales decreased 31.2% to (Yen)24,798 million (US$197 million) in fiscal 2001 compared to (Yen)36,032 million in fiscal 2000, which represented a 27.1% decrease from net sales of (Yen)49,437 million in fiscal 1999. The sales decline came from a decrease in demand for the equipment in the Middle East and Africa. Net sales to customers in the Middle East and Africa comprised 2.3% of Komatsu's net sales worldwide in fiscal 2001, down from 3.4% in fiscal 2000 and 4.7% in fiscal 1999.


   B. Liquidity and capital resources

     Cash and cash equivalents as of March 31, 2001 were (Yen)39,760 million (US$316 million), a decrease of (Yen)40,716 million from the previous fiscal year end. Net cash provided by operating activities was (Yen)69,976 million (US$555 million) for fiscal 2001, approximately doubled from (Yen)34,224 million in the previous year.

     Net cash used by investing activities in fiscal 2001 was (Yen)35,142 million (US$279 million) and decreased by (Yen)54,022 million from (Yen)18,880 million provided in fiscal 2000. This decrease was principally due to a decrease in the proceeds from sales of property by (Yen)17,132 million and from sales of marketable securities and investments by (Yen)82,657 million and a decrease in the purchase of marketable securities and investments by (Yen)55,996 million in fiscal 2001 compared to fiscal 2000. Net cash used in financing activities increased to (Yen)75,863 million (US$602 million) in fiscal 2001, an increase of (Yen)14,298 million over (Yen)61,565 million used by financing activities in fiscal 2000, principally reflecting the increase of repurchase
(net) of common stock by (Yen)6,767 million and repayment of capital lease obligations by (Yen)4,411 million.

     Working capital in fiscal 2001 decreased 8.3% from the previous year, to
(Yen)203,233 million (US$1,613 million).

     The current ratio (current assets divided by current liabilities) in fiscal 2001 decreased by 6.8% over the previous year to 134.9%, compared with 141.7% in fiscal 2000.

     Capital expenditures in fiscal 2001 increased 37.4% over the previous year to (Yen)79,310 million (US$629 million). The increase was caused primarily by the conversion of Komatsu Forklift to a consolidated subsidiary and capital expenditures for rental equipment to meet the growing demand. Capital expenditures in fiscal 2000 declined 49.7% from the previous year. Commitments for capital expenditures outstanding as of March 31, 2001 totaled (Yen)600 million (US$5 million).

     In the construction and mining equipment segment, which is a mature industry, Komatsu has already developed worldwide production and distribution capabilities. Accordingly, Komatsu does not anticipate that it will need to incur significant capital expenditures or other investments to expand its production in this segment.

     At March 31, 2001, Komatsu had a cash balance of (Yen)39,760 million (US$316 million). At that date, Komatsu's consolidated total debt was
(Yen)468,486 million (US$3,718 million), (Yen)230,137 million (US$1,826 million) of which was short-term debt (including current portions of long-term debt). As of March 31, 2001, (Yen)34,026 million of Komatsu's long-term debt was scheduled to mature in fiscal 2002, (Yen)53,419 million in fiscal 2003, and (Yen)184,930 million in fiscal 2004 and thereafter.

     Komatsu intends to meet its future capital expenditures, debt service and working capital requirements through cash flow from operations; borrowings, including under new lines of credit; securitization of accounts receivable; sales of real property; and capital markets funding, including commercial paper.

     Komatsu has implemented an accounts receivable securitization program and such securitizations are expected to become an important source of funds for Komatsu in the future. As of March 31, 2001, Komatsu had securitized accounts receivable totaling
(Yen)127,155 million (US$1,009 million) (or 24.4% of total accounts receivable at that date). Of this amount, (Yen)22,882 million related to receivables generated by Komatsu's Japanese operations and (Yen)104,273 million related to receivables generated by Komatsu's North American operations. As of March 31, 2000, Komatsu had securitized accounts receivable totaling (Yen)58,415 million (or 13.7% of total accounts receivable at that date). Of this amount,
(Yen)17,455 million related to receivables generated by Komatsu's Japanese operations and (Yen)40,960 million related to receivables generated by Komatsu's North American operations.

     As of July 31, 2001, the Company had outstanding (Yen)14,500 million of commercial paper issued under its (Yen)50,000 million commercial paper program, scheduled to mature in August 2001 and September 2001. As of July 31, 2001, Komatsu Finance America Inc. ("KFA") had outstanding US$200 million of commercial paper issued under its US$400 million commercial paper program (the "CP Program") and US$593 million of notes issued under its US$1,200 million Euro Medium Term Note Program ("EMTN Program"). Under the EMTN Program, the Company, KFA, Komatsu Finance (Netherlands) B.V. ("KFN") and Komatsu Australia Pty., Ltd. may from time to time issue notes denominated in any currency. The commercial paper issued under the CP Program have scheduled maturities during August and September of 2001 and the notes issued under the EMTN Program are scheduled to mature on various dates through September 2009. As of July 31, 2001, Komatsu Europe Coordination Center N.V. had outstanding EUR13 million of commercial paper issued under its EUR150 million commercial paper program, which have scheduled maturities during August, September, and November of 2001. As of July 31, 2001, Komatsu Finance (Netherlands) B.V. had EUR100 million of notes issued under its EMTN program, which are scheduled to mature on various dates through October 2004.

     In December 1998, KFA issued US$188 million of senior notes, of which US$117 million is scheduled to mature in December 2003 and US$71 million is scheduled to mature in December 2005. KFA used the net proceeds from the sale of these notes for working capital and other general corporate purposes of KFA and its U.S. affiliates (including, without limitation, the repayment of certain short-term indebtedness.)

     In March 1999, the Company issued (Yen)35,000 million of unsecured bonds, scheduled to mature in March 2006. The Company used the net proceeds from the sale of these bonds for an acquisition of KSA, previously a wholly-owned subsidiary of KEM, and additional investment in KSA and ASiMI. They repaid bank loans using the paid-in capital.

     The Company and certain consolidated subsidiaries have unused committed lines of credit amounting to (Yen)54,836 million ($435 million) with certain financial institutions at the end of fiscal 2001.


   C. Research and development, patents and licenses

     Komatsu will continue to conduct research and development in the construction equipment, electronics, industrial machinery and other fields in order to enhance the functionality, quality and reliability of its products with an emphasis on environmental and social responsibility.

     Research and development ("R&D") expenses for fiscal 2001 increased 6.6% from the previous year, to (Yen)45,282 million (US$359 million), representing 4.1% of net sales. Komatsu's consolidated R&D expenditures for the years ended March 31, 2000 and 1999 amounted to (Yen)42,460 million and (Yen)45,712 million, respectively. The construction and mining equipment segment accounted for R&D expenses of (Yen)26,992 million in fiscal 2001 compared to (Yen)23,757 million in fiscal 2000. The electronics segment recorded R&D expenses of (Yen)7,047 million in fiscal 2001 compared to (Yen)8,857 million in fiscal 2000.

     Major R&D activities are conducted at the Research Division, which is comprised of the Advanced Research Laboratory and five research and development departments (the "R&D Departments"). The R&D Departments provide technology support for new businesses and promotion that strengthens the existing products throughout Komatsu. In addition, the R&D Departments play an important role in the development of technological innovations that are vital for Komatsu's long-term product offerings. The Development Division's Construction Equipment Technical Center, which supports the technical growth and advancement of construction and mining equipment, contributes to sustaining Komatsu's construction equipment business. Also, research groups and development teams have been formed at each business division to oversee the development of their individual projects.

     Komatsu will focus on the following technical issues in the mid-to long-term for R&D activity:


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


(2)   Environmental Control Assessment and Development

     Komatsu will work to produce low-emission, low-energy consumption vehicles and to use more recycled parts and material/components, longer-life coolant, and biodegradable hydraulic oil. All of Komatsu's product designs will be based on life cycle assessment. Komatsu will develop core technologies to further reduce the noise and vibration of equipment. Komatsu is also devoted to using its engineering resources to develop recycling equipment and services, such as mobile crushers and recycling plants.


(3)   Supporting Geometry-shrink of Semiconductor Circuits

     The acceleration of semiconductor geometry shrink has brought the 0.13 micron generation right around the corner. This trend is requiring new process technology, and the role of the material and equipment industry to support this move is becoming increasingly important. On the material (polycrystal silicon, silane gas and wafers) side, R&D effort devoted to silicon material and wafer manufacturing technology is made to improve crystal quality and flatness of wafers. Substantial progress has been made on semiconductor processes and progress in equipment technology is also on the way. Years of experience in R&D of diesel engines and construction equipment nurtured Komatsu's excellence in technology areas such as optics/laser technology, and heat technology.

     Komatsu owns a substantial number of patents and utility model registrations, as well as applications for patents and utility model registrations, in Japan. It also owns a substantial number of patents and applications for patents in other countries where its products are marketed.

     Komatsu also manufactures a variety of products under licensing agreements with other companies.

     While Komatsu considers its patents and licenses, collectively, to be important in the operation of its business, it does not consider any one of its patents or licenses or any related group of them to be so important that its expiration or termination would materially affect Komatsu's business as a whole, nor does it believe that any category of its activities is materially dependent upon patents or licenses, or patent or license protection. Komatsu also owns and maintains a substantial number of trademarks and trade names that are registered or otherwise protected under the laws of various jurisdictions.

  D. Trend information

     United States and European economies slowed down in the second half of fiscal 2001, and the Japanese economy remained slack throughout fiscal 2001. In this light, there is a concern over prolonged sluggish economies worldwide in fiscal 2002. In this environment, Komatsu will deliver technology products and services to customers for their diversified expectations. To accomplish the goals of the "G" to the 21st mid-range management strategy, the Company is determined to win over the competition and ensure continued growth.

     In the construction and mining equipment business, the Company is going to secure earnings and new growth by undertaking regional and market-specific activities based on globalized operations it had established in different parts of the world. Transcending the boundaries of conventional business styles, the Company is committed to delivering total solutions that customers seek by deploying IT and expanding the environmental business.

     In the electronics and other businesses, the Company is going to focus its management resources on business areas where it can maintain a technological edge on a global scale in order to foster their business growth and improve profitability.


Item 6.  Directors, senior management and employees
         ------------------------------------------

     A. Directors and senior management

     All Directors and Statutory Auditors are elected by a general meeting of shareholders to serve terms of approximately two years and three years, respectively, according to the statutory maximum. However, a Director or a Statutory Auditor may serve any number of consecutive terms.

     The Board of Directors elects from its members a number of Representative Directors, who have the power severally to represent the Company in all matters, and from among them, a President. At its discretion, the Board of Directors may also elect a Chairman, Executive Vice Presidents, Executive Managing Directors and Managing Directors from among its members. At the present time, the President and the Executive Vice President are Representative Directors.

     The Statutory Auditors of the Company are not required to be, and are not, certified public accountants. Each Statutory Auditor audits the performance of duties by Directors, and may at any time request the Directors to report on the business activities of the Company, and may investigate the business as well as the financial situation of the Company. Certain powers are provided under the Commercial Code of Japan to enable the Statutory Auditors to carry out these functions. Further, each Statutory Auditor continues to perform the function of examining the annual financial documents and the rendering of an opinion thereon for the general meeting of shareholders. The Statutory Auditors may not at the same time be Directors, managers or employees of the Company or of any of its subsidiaries.

     Set forth below are the names of the Company's Directors and Statutory Auditors (as of June 27, 2001), their positions and offices with the Company, and the dates when they assumed such positions.

                           Current Positions
Name                        with the Company             Date of Office
(Date of birth)
Satoru Anzaki            Chairman of the Board              Mar.1985     Director
(Mar. 3, 1937)                                              Nov.1988     Managing Director
                                                            Jun.1991     Executive Managing Director
                                                            Jun.1995     President (Rep Director)
                                                            Jun.2001     Chairman of the Board
Masahiro Sakane          President                          Jun.1989     Director
(Jan. 7, 1941)           (Representative Director)          Jun.1994     Managing Director
                                                            Jun.1997     Executive Managing Director
                                                            Jun.1999     Executive Vice President
                                                            Jun.1999     Rep. Director
                                                            Jun.2001     President (Rep Director)

Toshitaka Hagiwara       Executive Vice President           Jun.1990     Director
(June 15, 1940)          (Representative Director)          Jun.1995     Managing Director
                         Assistant to President,            Jun.1997     Executive Managing Director
                         Corporate Administration,          Jun.1999     Executive Vice President
                         Related Businesses and             Jun.1999     Rep. Director
                         Corporate Communications

Koji Ogaki               Executive Managing Director        Jun.1991     Director
(Mar. 24, 1942)          President, Research Division       Jun.1996     Managing Director
                         Environment and                    Jun.1999     Executive Managing Director
                         Safety Management

Kazuhiro Aoyagi          Executive Managing Director        Jun.1993     Director
(Apr. 14, 1943)          General Manager,                   Jun.1998     Managing Director
                         Corporate Planning Division        Jun.1999     Senior Executive Officer
                                                            Jun.2001     Executive Managing Director

Kunio Noji               Managing Director                  Jun.1997     Director
(Nov. 17,1946)           President, Production Division,    Jun.1999     Executive Officer
                         and                                Jun.2000     Senior Executive Officer
                         President, e-Komatsu Division      Jun.2001     Managing Director

Tetsuya Katada           Director                           Mar.1978     Director
(Oct. 15, 1931)          Counselor                          Mar.1983     Managing Director
                                                            Mar.1987     Executive Managing Director
                                                            Jun.1988     Executive Vice President
                                                            Jun.1988     Rep. Director
                                                            Jun.1989     President (Rep. Director)
                                                            Jun.1995     Chairman of the Board
                                                                          (Rep.Director)
                                                            Jun.1999     Chairman of the Board
                                                            Jun.2001     Director

Toshio Morikawa          Director                           Jun.1999     Director
(Mar. 3, 1933)           Advisor, Sumitomo Mitsui
                         Banking Corpration

Norimichi Kitagawa       Statutory Auditor                  Jun.1993     Director
(July 22, 1940)                                             Jun.1997     Managing Director
                                                            Jun.1999     Executive Managing Director
                                                            Jun.2001     Statutory Auditor

Hiroyuki Watanabe        Statutory Auditor                  Jun.1997     Statutory Auditor
(Aug. 19, 1938)

Masahiro Yoshiike        Statutory Auditor                  Jun.1997     Statutory Auditor
(Mar. 23, 1940)          President,
                         The Taiyo Mutual Life
                         Insurance Co.

Takaharu Dohi            Statutory Auditor                  Jun.1999     Statutory Auditor
(Jul. 12, 1933)

     There are no family relationships between any of the Directors or Statutory Auditors of the Company.

     In order to strengthen its corporate governance as a global enterprise and facilitate its response to a changing business environment, the Company has reorganized its management as follows in 1999:


1.   Stronger Board of Directors

To facilitate efficient deliberation and quick decision-making, the number of members of the Board were reduced from 26 to 8. The management decision-making and supervisory functions were separated from the executive functions. New external Board Directors were appointed in order to strengthen the transparency and objectivity of management.


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


4.   Establishment of Committee on Reward

The Company plans to establish an advisory Committee on Reward, which will include external members, in order to ensure the transparency, validity and objectivity of executive rewards.

The committee will make recommendations to the Board of Directors regarding policies for rewards, including levels of awards and performance evaluations of directors and officers.

Membership will be based initially on the current Stock Option Committee and will include internal personnel, representatives of shareholders, external auditors, consultants and licensed attorneys.


Interest of Management in Certain Transactions

None


   B. Compensation

Aggregate Compensation

     The aggregate compensation, including bonuses but excluding retirement allowances, paid by the Company in fiscal 2001 to all Directors and Statutory Auditors as a group for services in all capacities, was (Yen)388 million.

Bonuses

     In accordance with customary Japanese business practices, annual bonuses are paid to the Directors and Statutory Auditors of the Company out of the "profit" of the Company available for dividends, as such "profit" is determined in accordance with the Japanese Commercial Code. Such bonuses are approved by the shareholders of the Company at a meeting customarily held in June of each year. Bonuses so paid are not deductible by the Company for tax purposes and for financial reporting purposes are not reported under selling, general and administrative expenses as a charge against income for the year in which they are paid. Included in the figure for aggregate compensation set forth above is a total of (Yen)70 million in bonuses paid to Directors and Statutory Auditors as a group in their capacities as such (excluding bonuses for their services as employees) in respect of the 2001 fiscal year, as approved by the Company's Shareholders at the General Meeting of Shareholders held on June 28, 2000.

Retirement Allowance

     The Company has a severance payment plan for Directors and Statutory Auditors. The plan provides for lump-sum severance payments based on pertinent rules of the Company. The amount of provision made for such severance payments, as charged to operating income, for the year ended March 31, 2001 was (Yen)178 million.

Options to Purchase Securities from Registrant or Subsidiaries

     On June 27, 2001, the shareholders of the Company authorized the acquisition by the Company of 1,100,000 shares of its common stock, for a total consideration of up to (Yen)1,000 million, through the period ending on the date of the Company's next annual general meeting of shareholders. The Company intends to transfer such treasury shares to the Directors and certain employees, under agreements granting such Directors or such employees the right to acquire a certain number of the treasury shares, at a contractually fixed price. The purchase price will be equal to the amount obtained by multiplying 1.05 by the average of closing prices applicable to ordinary transactions of Company shares on the Tokyo Stock Exchange during the month immediately preceding the month in which the date of grant of the rights occurs provided that the exercise price shall not be less than the closing price of Company shares on the Tokyo Stock Exchange as of the date of the grant. According to the agreement, the option price is (Yen)559 per share and the option exercise period runs from August 1, 2002 to July 31, 2007.

     The following table sets forth the number of shares of the Company's common stock allocated to each of the Company's Directors under the Company's stock option plan.

                         Number of                          Number of
     Name                 shares             Name            shares
Satoru Anzaki               80,000      Masahiro Sakane        80,000
Toshitaka Hagiwara          70,000      Koji Ogaki             60,000
Kazuhiro Aoyagi             60,000      Kunio Noji             40,000
Tetsuya Katada              20,000


The following table shows the common stock option plan.
Years granted            Total number of shares to be   Exercise price per share
(Year ended March 31)      called for common stock
                                (in thousands)
        1999                       1,000                          700
        2000                       1,200                          820
        2001                       1,200                          758
        2002                       1,100                          559


   C. Board practices

      See Item 6A "Directors and senior management"


   D. Employees

Number of employees by business segment

           Total   Construction and Mining   Electronics   Other   Corporate
                           Equip.
  2001    32,002           20,345                3,578     7,625      454
  2000    28,522
  1999    31,785
Segment information for 2000 and 1999 is not available.

     The Company has a labor contract with the Komatsu Labor Union ("KLU") covering conditions of employment. This contract, which provides that all employees except management and certain other enumerated personnel must become union members, has been renegotiated every two years and its present term runs until July 31, 2003. The employees of the Company's principal Japanese subsidiaries are covered by separate labor contracts between such subsidiaries and the unions representing their employees. These contracts contain provisions generally similar to those contained in the Company's contract with KLU.
Certain overseas employees of the Company and subsidiaries are also covered by labor contracts between the employer and unions in the relevant locale representing the employees.


   E. Share ownership

     The following table lists the number of shares owned by the Directors and Statutory Auditors of the Company as of March 31, 2001.

Name                     Position                         Number of shares
                                                           (in thousands)
Satoru Anazaki           Chairman of the Board                   132
Masahiro Sakane          President                                37
Toshitaka Hagiwara       Executive Vice President                 40
Koji Ogaki               Executive Managing Director              32
Kazuhiro Aoyagi          Executive Managing Director              28
Kunio Noji               Managing Director                        22
Tetsuya Katada           Director                                 77
Toshio Morikawa          Director                                  0
Norimichi Kitagawa       Statutory Auditor                        25
Hiroyuki Watanabe        Statutory Auditor                        18
Masahiro Yoshiike        Statutory Auditor                         2
Takaharu Dohi            Statutory Auditor                         0


Item 7.   Major Shareholders and Related Party Transactions
          -------------------------------------------------

   A. Major Shareholders

The following table shows the number of Company shares held by holders of 5% or more of Company shares and their percentage ownership as of March 31, 2001.

Name of major shareholders                Shares owned       Percentage
                                         (in thousands)
NATS CUMCO                                   55,735             5.8%
The Taiyo Mutual Life Insurance Co.          55,224             5.8%
NATS CUMCO is the share nominee of CITIBANK, N.A. which is a trustee of the Company's ADR(American Depositary Receipts).

The major shareholders of 5% or more of the Company shares and their percentage ownership as of March 31, 2000 and 1999 are as follows,

As of March 31, 2000
Name of major shareholders                Shares owned       Percentage
                                         (in thousands)
The Taiyo Mutual Life Insurance Co.          55,224             5.7%
As of March 31, 1999
Name of major shareholders                Shares owned       Percentage
                                         (in thousands)
The Taiyo Mutual Life Insurance Co.          53,445             5.5%

The Company's major share holders do not have different voting rights.
As of March 31, 2001, 104 residents of the United States held approximately 15.4% of the outstanding shares of record.

To the best knowledge of the Company, the Company is not, directly or indirectly, controlled by another corporation or other entity, by the Government of Japan or by any foreign government, nor to the best of its knowledge does any person own more than ten percent of the Company's Common Stock.


   B. Related party transactions

Since the beginning of Komatsu's last full fiscal year, Komatsu has not transacted with, nor does Komatsu currently plan to transact with a related party. In this paragraph, a related party includes: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Komatsu; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of Komatsu that gives them significant influence over Komatsu, and close members of any such individual's family; (d) key management personnel, namely those persons having authority and responsibility for planning, directing and controlling the activities of Komatsu, including directors and senior management of companies and close members of such individual's families; (e) enterprises for which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. This item includes enterprises owned by directors or major shareholders of Komatsu and enterprises that have a member of key management personnel in common with Komatsu. Close members of an individual's family are those that may be expected to influence, or be influenced by, that person in their dealings with Komatsu. An associate is an unconsolidated enterprise in which Komatsu has a significant influence or which has significant influence over Komatsu. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. Shareholders beneficially owing a 10% interest in the voting power of Komatsu are presumed to have a significant influence on Komatsu.

To the best knowledge of the Company, no person owns more than ten percent of the Company's common stock.


   C. Interests of experts and counsel

   None

Item 8   Financial Information
         ---------------------

   A. Consolidated Statements and Other Financial Information

Refer to consolidated Financial Statements and Notes to Consolidated Financial Statements.


Legal Proceedings

Komatsu is involved in or subject to various ordinary, routine litigation and legal proceedings incidental to the normal conduct of its business, including with respect to regulatory matters. The outcome of these matters is not expected to have a material adverse effect on Komatsu's financial condition, liquidity or results of operations.


Dividend Policy

Concerning cash dividends to shareholders, the Company maintains a basic policy of redistributing profits by taking payout ratios into account and linking returns more directly with business results, while ensuring sufficient internal reserves for reinvestment. Based on this policy, we have set fiscal 2001 year-end per share dividends at (Yen)3.0 for the second half, with total annual per share dividends to be set at (Yen)6.0, and the payout ratio of fiscal 2001 was 79.4%.


   B. Significant changes

No significant change has occurred since the date of the annual financial statements.


Item 9   The Offer and Listing
         ---------------------

   A. Offer and listing details

     The shares of common stock of the Company, par value 50 yen per share, are listed on the Tokyo Stock Exchange (TSE) and four other stock exchanges in
Japan: Osaka, Nagoya, Fukuoka and Sapporo.

     ADS's, each representing 4 shares of common stock, have been issued by Citibank N.A. of New York, as Depositary for the American Depositary Receipts (ADR's) evidencing the ADS's, and are traded in the US on the over-the-counter market.

     EDR is listed on the Luxemburg Stock Exchange.
     GBC is listed on the Frankfurt Stock Exchange.

     As of July 31, 2001, 958,921,701 shares of common stock were outstanding. On the same date, 14,945,925 ADS's (equivalent to 59,783,700 shares of common stock, or approximately 6.2% of the total number of shares of common stock outstanding on that date) were outstanding and were held by 13 record holders of ADR's.

The following table sets forth for the periods indicated the reported high and low sales prices of the Company's stock on Tokyo Stock Exchange and the reported high and low sales prices of ADS's.


  Period                                      TSE                   ADS
                                         (Japanese Yen)        (U.S. dollars)
                                         High       Low       High        Low
  The fiscal year ended March 31, 1997   1,090      779      40.000      26.200

  The fiscal year ended March 31, 1998     985      486      32.500      15.140
  The fiscal year ended March 31, 1999     745      505      23.260      16.170
  The fiscal year ended March 31, 2000
     1/st/ quarter                         820      605      27.750      20.375
     2/nd/ quarter                         793      606      27.500      23.500
     3/rd/ quarter                         742      460      27.500      18.000
     4/th/ quarter                         574      444      20.625      16.750
  The fiscal year ended March 31, 2001
     1/st/ quarter                         759      488      28.750      19.125
     2/nd/ quarter                         803      587      30.125      21.500
     3/rd/ quarter                         608      465      22.500      17.250
     4/th/ quarter                         615      480      19.500      16.500

  2001 February                            560      510      19.125      17.625
  2001 March                               615      497      19.500      16.500
  2001 April                               705      580      22.900      18.375
  2001 May                                 689      586      22.900      19.200
  2001 June                                596      516      19.600      17.000
  2001 July                                582      495      18.250      16.000


   B. Plan of distribution

   Not applicable.

   C. Markets

   See Item 9A "Offer and listing details"


Item 10  Additional Information
         ----------------------

   A. Share capital

   Not applicable

   B. Memorandum and articles of corporation

   See Item 19, Exhibit (1).

   C. Material contracts

(1) In May 2000, the Company and Komatsu Forklift entered into a global alliance agreement with Linde of Germany in production and sales for forklift truck business. See Item 4. B. "Business Overview - Other Operations Segment - Komatsu Forklift".

(2) In July 2000, the Company entered into a joint venture agreement with USHIO INC. whereby GIGAPHOTON INC. was jointly established in August 2000, for Excimer lasers used in lithography tools for semiconductor manufacturing. See Item 4. B. "Business Overview - Electronics Segment - Excimer Lasers".

(3) In September 2000, the Company entered into a share purchase agreement with TAKAMATSU CORPORATION, pursuant to which Komatsu offered sale of its shares in Komatsu Construction to TAKAMATSU CORPORATION in the course of a tender offer commenced by TAKAMATSU CORPORATION in October 2000. In this connection, the Company entered into a financial assistance agreement with Komatsu Construction and TAKAMATSU CORPORATION concerning the improvement of financial condition of , Komatsu Construction. See Item 4. B. "Business Overview - Other Operations Segment - Komatsu Construction".

(4) In September 2000, the Company entered into a basic agreement with Galveston-Houston Company pursuant to which in December 2000 Komatsu acquired Hensley Industries, Inc., a leading manufacturer of buckets, teeth, edges and other products for construction and mining equipment in the international GET market. See Item 4. B. "Business Overview - Construction and Mining Equipment Segment - Ground Engaging Tools (GET) Business".

   D. Exchange controls

     The Foreign Exchange and Foreign Trade Law of Japan, as amended ("Foreign Exchange Law"), and the cabinet orders and ministerial ordinances thereunder, regulate certain transactions involving a "non-resident of Japan" or a "foreign investor," including a portfolio on foreign ownership of debt or equity securities of Japanese companies.

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


Debt Securities
---------------

     The Foreign Exchange Law requires that a resident of Japan whose debt securities are being issued outside of Japan file a post facto report of
                                                    ---- -----
"capital transaction" with the Minister of Finance. Under the Foreign Exchange Law, payment of the principal of and interest on these debt securities (including any additional amounts payable pursuant to the terms of the securities) may in general be made by the issuer without any restrictions.

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

     If a foreign investor intends to acquire the listed shares and as a result of such acquisition the aggregate of the shares in the relevant company already held by that foreign investor and certain related parties (as specified under the Foreign Exchange Law) and the number of such shares proposed to be acquired by that foreign investor would be 10 percent or more of the total issued shares, such foreign investor will generally be subject to a post facto reporting requirement to the
                                        ---- -----
Minister of Finance and any other competent Minister. In certain exceptional cases, a prior notification is required in respect of such an acquisition.

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


  E. Taxation

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


  F. Dividends and paying agents

     Not Applicable


     G. Statements by experts

     Not applicable


     H. Documents on display

     The company files reports and other information, including Form 20-F and Annual Reports to Securities and Exchange Commission. These reports may be inspected at the following place.


Securities and Exchange Commission
450 Fifth Street, NW, Washington, D.C. 20549

     I. Subsidiary Information

     Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk
         ----------------------------------------------------------

Market risk exposure
Komatsu is exposed to market risk primarily from changes in foreign currency exchange rates and interest rates with respect to international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, the companies enter into various derivative transactions pursuant to their policies and procedures. Komatsu does not enter into derivative financial transactions for trading or speculative purposes. Komatsu is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. However, because of the counterparties' high credit ratings, none are expected to fail to meet their obligations.

Foreign Exchange Risk
To reduce foreign exchange risks against foreign currency denominated assets and liabilities, Komatsu executes forward exchange contracts and option contracts in a range of 50% to 100% based on their projected cash flow in foreign currencies. Furthermore, to reduce foreign exchange risks in relation to medium-term and long-term foreign currency denominated assets and liabilities and to fix related costs, Komatsu has executed such forward exchange contracts for a portion of their bonds and loans.
The following table provides information concerning the derivative financial instruments of Komatsu in relation to foreign currency exchange transactions existing as of March 31, 2001, which are translated into yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2001. As of March 31, 2001, the notional amount of option contracts is (Yen)3,395 million (US$27 million).

                                         Millions of yen (except average contractual rates)
Forwards to sell Foreign        US$/Yen     GBP/EUR      EUR/Yen     US$/EUR      Others        Total
currencies
Contract amounts            (Yen)18,508  (Yen)5,598  (Yen) 5,086  (Yen)2,626  (Yen)1,256  (Yen)33,074
Average contractual rates        113.13        1.63       107.63        1.12

Forwards to buy        GBP/EUR     Yen/EUR     Yen/ZAR     US$/EUR     US$/AU$     US$/Yen      Others        Total
foreign currencies
Contract amounts   (Yen)11,628  (Yen)3,053  (Yen)2,860  (Yen)2,398  (Yen)2,123  (Yen)2,058  (Yen)4,381  (Yen)28,528
Average                   0.62       99.58       13.99        0.89        0.54        0.01
contractual rates

                                                      Thousands of U.S. dollars
Forwards to sell Foreign        US$/Yen     GBP/EUR      EUR/Yen     US$/EUR      Others        Total
currencies
Contract amounts               $146,889     $44,429       $40365     $20,841      $9,968     $262,492

Forwards to buy        GBP/EUR     Yen/EUR     Yen/ZAR     US$/EUR     US$/AU$     US$/Yen      Others       Total
foreign currencies
Contract amounts       $92,286     $24,230     $22,698     $19,032     $16,849     $16,548     $34,770    $226,413


Interest rate risk
To reduce risks and hedge cash flow, Komatsu engages in certain interest rate swaps, cross-currency swaps and cap option transactions for interest payment and interest receipt. Certain interest rate swap contracts are not qualified as hedging and are recorded at the fair value and the resulting gains are recognized as income.
The following tables provide information concerning the derivatives and other financial instruments of Komatsu that are sensitive to changes in interest rates, mainly including interest rate swaps, cross-currency swaps and debt obligations, excluding capital lease obligations. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate and cross-currency swaps, the tables on the following page present notional amounts and weighted average for receipt and payment of interest rates. As of March 31, 2001, the notional amount and its average strike rate of interest cap transactions are (Yen)52,656 million (US$418 million) and 6.31%, respectively.

Long-term debt excluding capital lease obligations (including due within one year) Millions of yen

                                     Average                                           Expected maturity date
                                  Interest rate     Total        2002         2003       2004        2005        2006     Thereafter
U.S. dollar bonds                         6.97% (Yen) 21,573 (Yen)    -- (Yen)    -- (Yen)13,426 (Yen)    -- (Yen) 8,147 (Yen)    --
Japanese yen convertible
Debentures/debentured bonds               1.86%       62,447           -           -      27,447           -      35,000           -
Euro medium-term notes                    1.29%       65,020      13,704      23,474       7,239       7,758       4,928       7,890
Loans, principally from banks             3.67%      108,142      16,140      26,400      37,353      10,345       5,731      12,173
Total                                           (Yen)257,182 (Yen)29,844 (Yen)49,874 (Yen)85,465 (Yen)18,130 (Yen)53,806 (Yen)20,063

Interest rate and cross-currency swaps                                   Millions of yen

                                Average
                              interest rate                                             Expected maturity date
                            Receive       Pay       Total        2002        2003        2004        2005        2006    Thereafter
Japanese yen interest rate
 swap                        0.47%       0.93%  (Yen) 66,637 (Yen) 1,556 (Yen)22,156 (Yen) 4,674 (Yen)33,169 (Yen) 5,082 (Yen)    -
U.S. dollar interest rate
 swap                        6.13%       6.23%        77,848      40,197      23,002       9,106       3,197         918      1,428
Australian dollar interest
 rate swap                   5.34%       5.36%         3,043           -       3,043           -           -           -          -
Yen/US$ cross-currency swap  1.16%       6.39%        81,274      31,500      22,500       6,618       7,418       5,618      7,620
Yen/EUR cross-currency swap  1.42%       4.85%        10,500       4,000       2,000       3,000       1,500           -          -
Others                                                 3,490         770         708       1,744         218          19         31
Total                                           (Yen)242,792 (Yen)78,023 (Yen)73,409 (Yen)25,142 (Yen)45,502 (Yen)11,637 (Yen)9,079

Long-term debt excluding capital lease obligations (including due within one year)      Thousands of U.S. dollars

                                Average                                        Expected maturity date
                                Interest rate     Total      2002      2003       2004     2005      2006    Thereafter
U.S. dollar bonds                       6.97%  $  171,215  $      -  $      -  $106,556  $      -  $ 64,659   $      -
Japanese yen convertible
debentures/debentured bonds             1.86%     495,611         -         -   217,833         -   277,778          -
Euro medium-term notes                  1.29%     516,032   108,762   186,302    57,452    61,786    39,111     62,619
Loans, principally from banks           3.67%     858,270   128,095   209,524   296,453    82,103    45,484     96,611
Total                                          $2,041,128  $236,857  $395,826  $678,294  $142,889  $427,032   $159,230

Interest rate and cross-currency swaps                        Thousands of U.S. dollars

                                      Average interest                                  Expected maturity date
                                            rate

                                      Receive     Pay      Total      2002      2003      2004      2005      2006   Thereafter
Japanese yen interest rate swap         0.47%    0.93%  $  528,865  $ 12,349  $175,841  $ 37,096  $263,246  $40,333     $     -
U.S. dollar interest rate swap          6.13%    6.23%     617,841   319,024   182,555    72,270    25,373    7,286      11,333
Australian dollar interest rate swap    5.34%    5.36%      24,151         -    24,151         -         -        -
Yen/US$ cross-currency swap             1.16%    6.39%     645,032   250,000   178,572    52,524    58,873   44,587      60,476
Yen/EUR cross-currency swap             1.42%    4385%      83,333    31,746    15,873    23,809    11,905        -           -
Others                                                      27,699     6,111     5,619    13,841     1,730      151         247
Total                                                   $1,926,921  $619,230  $582,611  $199,540  $361,127  $92,357     $72,056


Item 12  Description of Securities Other than Equity Securities
         ------------------------------------------------------

Not Applicable

Item 13  Defaults, Dividend Arrearages and Delinquencies
         -----------------------------------------------

Not Applicable


Item 14  Material Modifications to the Rights of Security Holders and Use of
         -------------------------------------------------------------------
Proceeds
--------

Not Applicable


Item 15. Reserved
         --------


Item 16. Reserved
         --------


Item 17. Financial Statements
         --------------------

Not Applicable


Item 18. Financial Statements
         --------------------

See Consolidated Financial Statements and Schedules attached hereto.


Item 19. Exhibits
         --------

(1) Articles of Incorporation (English Translation)
(2) Certificate of English translations

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                    KOMATSU LTD.
                                           -----------------------------
                                                    (Registrant)


Date:  September 26, 2001                 By:    /s/ Kenji Kinoshita
                                              ---------------------------
                                                     Kenji Kinoshita
                                                     Executive Officer

                                 KOMATSU LTD.
                                 ============


                                 CONSOLIDATED
                      FINANCIAL STATEMENTS AND SCHEDULES
               FOR THE YEARS ENDED MARCH 31, 2001, 2000 AND 1999



                        PREPARED FOR FILING AS PART OF
                           ANNUAL REPORT (FORM 20-F)
                   TO THE SECURITIES AND EXCHANGE COMMISSION

                              * * * * * * * * * *

                  KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES
                  ------------------------------------------


                                   INDEX TO
                CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES
                -----------------------------------------------



                                                                                      Page in
                                                                                    Shareholders
                                                                                       Report
                                                                               --------------------

Consolidated Financial Statements and Report of Independent Public Accountants
 Included in the Company's Financial Report to Shareholders for the Year Ended
 March 31, 2001 Attached Hereto and Incorporated Herein by Reference:

 Consolidated Balance Sheets, March 31, 2001 and 2000..........................      34 and 35

 Consolidated Statements of Income for the
 Years Ended March 31, 2001, 2000 and 1999.....................................         36

 Consolidated Statements of Shareholders' Equity for the
 Years Ended March 31, 2001, 2000 and 1999.....................................         37

 Consolidated Statements of Cash Flows for the
 Years Ended March 31, 2001, 2000 and 1999.....................................         38

 Notes to Consolidated Financial Statements....................................       39 to 59

 Report of Independent Public Accountants......................................         60

                                                                                       Page in
                                                                                    Annual Report
                                                                                     (Form 20-F)
                                                                               --------------------
Supplemental Information to Conform with Regulation S-X:

 Supplemental Notes to Consolidated Financial Statements                             A-1 to A-3
 to Conform with Regulation S-X................................................

 Schedule for the Years Ended March 31, 2001, 2000 and 1999:

   II  -  Valuation and Qualifying Accounts....................................         A-4


   (Note - Schedules other than one listed above are omitted because of the absence of the conditions under which they are required or because the information called for is included in the consolidated financial statements or notes thereto.)


Report of Independent Public Accountants.......................................         B-1

Financial Review

Sales
--------------------------------------------------------------------------------
Net sales in fiscal 2001 ended March 31, 2001 increased 3.9% over the previous fiscal year, to (Yen)1,096,369 million (US$8,701 million at US$1=(Yen)126).
     Sales in Japan advanced 6.0%, to (Yen)586,865 million (US$4,658 million), while overseas sales rose 1.5%, to (Yen)509,504 million (US$4,043 million). As a result, the ratio of overseas sales to consolidated net sales for the year dipped from 47.5% in the previous fiscal year, to 46.5%.
     Domestic sales of construction and mining equipment were up from the previous fiscal year, owing primarily to efforts of information technology utilization and the expansion of sales of machines for environment conservation, although the demand declined slightly. In overseas market, while European economies remained strong in general, the United States economy, which had maintained the record-high length of buoyancy, began to slow down. The recovery pace of overall Asian economies slowed down. As a result, global sales of construction and mining equipment slid 3.9% from the previous fiscal year, to
(Yen)718,147 million (US$5,700 million).
     In the electronics business, the demand for silicon wafers dramatically increased and the market of polycrystalline silicon as the raw material for silicon wafers grew. Our operation in Taiwan expanded its production facilities and accelerated sales. Demand for micro modules for use in fiber optic communication network also expanded. As a result, sales from the electronics business improved 30.3% over the previous fiscal year, to (Yen)117,745 million (US$934 million).
     Elsewhere in the other operations, the industrial machinery business reinforced the sales alliance, and the sales of outdoor power equipment were expanded by introducing renewed models. Komatsu Construction Co., Ltd. became unconsolidated company by the sale of its ownership in October 2000. On the other hand, Komatsu Forklift Co., Ltd. became consolidated company due to our increased ownership. As a result, sales from other operations expanded 19.7%, to (Yen)260,477 million (US$2,067 million).
     Overseas sales by region in fiscal 2001 were as follows: sales in the Americas accounted for (Yen)241,091 million (US$1,913 million), down 0.6%; sales in Europe advanced 2.3%, to (Yen)126,479 million (US$1,004 million); sales in Asia (excluding Japan) and Oceania increased 17.7%, to (Yen)117,136 million (US$929 million); and sales in the Middle East and Africa fell 31.2%, to
(Yen)24,798 million (US$197 million).

Earnings
--------------------------------------------------------------------------------
Cost of sales in fiscal 2001 increased 1.0% from previous year, to (Yen)804,700 million (US$6,387 million). The ratio of cost of sales to net sales grew 2.1 percentage points, to 73.4%. Selling, general and administrative (SG&A) expenses for the year increased 9.2%, to (Yen)263,854 million (US$2,094 million), causing the ratio of SG&A expenses to net of sales to increase 1.2 percentage points over the previous year, to 24.1%. As a result, operating income for fiscal 2001 increased 60.6% over the previous year, to (Yen)27,815 million (US$221 million). This improvement was brought about primarily by improved earnings in the electronics business, owing to the recovery of demand for silicon wafers as compared with fiscal 2000.
     Interest and other income and expenses in fiscal 2001 netted to a loss of
(Yen)7,751 million (US$62 million), compared with a net gain of (Yen)2,077 million in the previous year. This resulted from the fact that net other income in fiscal 2000 included large gain such as sales of idle properties of the Osaka plant, while net other income in fiscal 2001 did not include such non recurring gain. In fiscal 2001 and 2000, the Company recorded impairment losses on long-lived asset, which was related to temporarily idle production

Return on Net Sales

[Graphic]

R&D Expenses as a
Percentage of Net Sales

[Graphic]

Capital Expenditures as a
Percentage of Net Sales

[Graphic]

Shareholders' Equity Ratio

[Graphic]
facilities due to the sluggish market, at its wholly owned subsidiary in the electronics segment.
     As a result, income before income taxes, minority interests and equity in earnings for the fiscal year increased 3.4% from previous year to (Yen)20,064 million (US$159 million), the percentage of income before income taxes, minority interests and equity in earnings to net sales ended in 1.8%.
     Equity in earnings of affiliated companies in fiscal 2001 decreased 90.5% from the previous year, to 385 million (US$3 million). This decline was primarily derived from the fact that Applied Komatsu Technology, Inc., which had large profit in the previous year, became an unconsolidated company, by sale of its equity.
     As a result, the Company's net income in fiscal 2001 decreased 48.4% from the previous year, to (Yen)6,913 million (US$55 million).
     On a per share basis, net income amounted to (Yen)7.24 (US5.7(cent)). Dividends per share were (Yen)6.00 (US4.8(cent)). The corresponding figures for fiscal 2000 were (Yen)13.85 and (Yen)6.00 respectively.

Liquidity and Capital Resources
--------------------------------------------------------------------------------
Working capital in fiscal 2001 decreased 8.3% from the previous year, to
(Yen)203,233 million (US$1,613 million).
     The current ratio in fiscal 2001 declined 6.8 percentage points from the previous year, to 134.9%.
     Capital expenditures in fiscal 2001 increased 37.4% over the previous year, to (Yen)79,310 million (US$629 million). The increase was caused primarily by the conversion of Komatsu Forklift Co., Ltd. to a consolidated subsidiary and the capital expenditures for rental equipment to meet the growing Financial Condition demand. Capital expenditures in fiscal 2000 declined 49.7% from the previous year. Commitments for capital expenditures outstanding as of March 31, 2001 totaled (Yen)600 million (US$5 million).
     R&D expenses in fiscal 2001 rose 6.6% over the previous year, to
(Yen)45,282 million (US$359 million), and represented 4.1% of net sales. Fiscal 2001 expenses for advertising and public relations activities jumped 24.1%, to
(Yen)5,369 million (US$43 million), or 0.5% of net sales.

Financial Condition
--------------------------------------------------------------------------------
The Company continues to strengthen its financial position. In fiscal 2001, the Company combined its bank commitment lines and the credit lines that allow borrowings to a certain amount when necessary, that were formerly maintained separately in Japan and the United States. The combined global commitment line in the amount of US$450 million allows the Company and certain subsidiaries to flexibly procure funds in yen or U.S. dollar from the banks of Japan, the United States and Europe. This allowed the Group companies in Japan and the United States to decrease debts and interest expenses. As a result, DER (debt-equity ratio) as of March 31, 2001, was maintained below 1 point at 0.99 to 1.
     Cash and cash equivalents at the end of the fiscal year amounted to(Yen)39,760 million (US$316 million), a decrease Business Risk of (Yen)40,716 million from the previous fiscal year. Net cash provided by operating activities in fiscal 2001 totaled (Yen)69,976 million (US$555 million), an increase of
(Yen)35,752 million from the previous fiscal year. This improvement was primarily from improved earnings in the electronics business. Net cash flows from investing activities for the fiscal year amounted to (Yen)35,142 million (US$279 million), a decrease of (Yen)54,022 million from the previous fiscal year. Primary factor of the decrease is due to the decline in proceeds from sales of marketable securities and investments. Net cash outflows from in financing activities for the fiscal year came to (Yen)75,863 million (US$602 million), an increase of (Yen)14,298 million from the previous fiscal year due to debt repayment and purchase of treasury stock.

Business Risk
--------------------------------------------------------------------------------
The Company believes that, as an independent business entity, it has its own management strategy and resources to win against the competition within a foreseeable scope based on available information. The market conditions for the Company's individual businesses differ by region and change widely depending upon economic and competitive conditions. Profitability of the Company's global construction and mining equipment business, as its core operation, is affected primarily by the following factors:

 . Further intensification of competition in the Japanese market, where demand has declined considerably since 1997.
 . Further reduction in demand in North America brought about by greater-than-
  expected economic deceleration.
 . A considerable decline in demand in Europe, owing to the economic slowdown there.
 . A delay in the recovery of demand for mining equipment.

 . Significant increases in R&D expenses for construction and mining equipment in order to meet more stringent environmental protection regulations.

 . Greater-than-expected fluctuation in foreign exchange rates (especially vis-a-vis the U.S. dollar and the Euro).
     With regard to the electronics business, the Company expects no financial burden resulting from sizable investments for the time being. However, the Company considers that the following factors could affect profitability: sharp changes in the semiconductor market and declining sales prices due to unbalanced supply and demand, along with intensified competition.
     Although the profitability of other businesses is also affected by changes in their respective markets, this is not expected to have a significant impact on the Company's overall performance.

Market Risk Exposure
--------------------------------------------------------------------------------
The companies are exposed to market risk primarily from changes in foreign currency exchange rates and interest rates with respect to international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, the companies enter into various derivative transactions pursuant to their policies and procedures. The companies do not enter into derivative financial transactions for trading or speculative purposes.
     The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. However, because of the counterparties' high credit ratings, none are expected to fail to meet their obligations.

Foreign Exchange Risk
--------------------------------------------------------------------------------
To reduce foreign exchange risks against foreign currency denominated assets and liabilities, the companies execute forward exchange contracts and option contracts in a range of 50% to 100% based on their projected cash flow in foreign currencies. Furthermore, to reduce foreign exchange risks in relation to medium-term and long-term foreign currency denominated assets and liabilities and to fix related costs, the companies have executed such forward contracts for a portion of their bonds and loans.
     The following table provides information concerning derivative financial instruments of the companies in relation to foreign currency exchange transactions existing as of March 31, 2001, which are translated into yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2001. As of March 31, 2001, the notional amount of option contracts is (Yen)3,395 million (US$26,944 thousand).

                                                                 Millions of yen (except average contractual rates)
                                          ------------------------------------------------------------------------------------------
Forwards to sell foreign currencies:                              US$/Yen     GBP/EUR     EUR/Yen    US$/EUR    Others      Total
Contract amounts..............................................   (Yen)18,508 (Yen)5,598 (Yen)5,086 (Yen)2,626 (Yen)1,256 (Yen)33,074
Average contractual rates.....................................        113.13       1.63     107.63       1.12
====================================================================================================================================

Forwards to buy foreign currencies:         GBP/EUR    Yen/EUR     Yen/ZAR    US$/EUR    US$/AU$     US$/Yen    Others      Total
Contract amounts.......................   (Yen)11,628 (Yen)3,053 (Yen)02,860 (Yen)2,398 (Yen)2,123 (Yen)2,085 (Yen)4,381 (Yen)28,528
Average contractual rates..............          0.62      99.58       13.99       0.89       0.54       0.01
====================================================================================================================================

                                                                                 Thousands of U.S. dollars
                                       ---------------------------------------------------------------------------------------------
Forwards to sell foreign currencies:                                US$/Yen     GBP/EUR    EUR/Yen    US$/EUR     Others     Total
------------------------------------------------------------------------------------------------------------------------------------
Contract amounts...............................................     $146,889    $44,429    $40,365    $20,841    $ 9,968    $262,492
====================================================================================================================================
Forwards to buy foreign currencies:           GBP/EUR    Yen/EUR     Yen/ZAR    US$/EUR    US$/AU$    US$/Yen     Others     Total
Contract amounts..........................    $92,286    $24,230     $22,698    $19,032    $16,849    $16,548    $34,770    $226,413
====================================================================================================================================

Interest Rate Risk
--------------------------------------------------------------------------------
To reduce risks and hedge the cash flow, the companies engage in certain interest rate swaps, cross-currency swaps and cap option transactions for interest payment and interest receipt. Certain interest rate swap contracts are not qualified as hedge and are recorded at the fair value and the resultant gains are recognized as income.
     The following tables provide information concerning derivatives and other financial instruments of the companies that are sensitive to changes in interest rates, mainly including interest rate swaps, cross-currency swaps and debt obligations excluding capital lease obligations. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate and cross-currency swaps, the tables on the following page present notional amounts and weighted average receive and pay interest rates. As of March 31, 2001, the notional amount and its average strike rate of interest cap transactions are (Yen)52,656 million (US$417,905 thousand) and 6.31%, respectively.

Long-term debt excluding capital lease obligations (including due within one year)          Millions of yen
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Expected maturity date
                                       Average               ----------------------------------------------------------------------
                                    interest rate    Total       2002       2003        2004         2005       2006      Thereafter
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollar bonds.................     6.97%    (Yen) 21,573 (Yen)    -- (Yen)    -- (Yen)13,426  (Yen)   -- (Yen) 8,147  (Yen)   --
Japanese yen convertible
   debentures /debentured bonds...     1.86%          62,447          --          --      27,447          --      35,000          --
Euro medium-term notes............     1.29%          65,020      13,704      23,474       7,239       7,785       4,928       7,890
Loans, principally from banks.....     3.67%         108,142      16,140      26,400      37,353      10,345       5,731      12,173
------------------------------------------------------------------------------------------------------------------------------------
Total.............................              (Yen)257,182 (Yen)29,844 (Yen)49,874 (Yen)85,465 (Yen)18,130 (Yen)53,806 (Yen)20,063
====================================================================================================================================

Interest rate and cross-currency swaps                                                        Millions of yen
------------------------------------------------------------------------------------------------------------------------------------
                               Average interest rate                                          Expected maturity date
                               ---------------------          ----------------------------------------------------------------------
                                    Receive  Pay     Total       2002        2003        2004        2005         2006    Thereafter
------------------------------------------------------------------------------------------------------------------------------------
Japanese yen interest rate swap...  0.47%   0.93% (Yen)66,637 (Yen) 1,556 (Yen)22,156 (Yen) 4,674 (Yen)33,169  (Yen)5,082 (Yen)   --
U.S. dollar interest rate swap....  6.13%   6.23%      77,848      40,197      23,002       9,106       3,197         918      1,428
Australian dollar interest
  rate swap.......................  5.34%   5.36%       3,043          --       3,043          --          --          --         --
Yen/US$ cross-currency swap.......  1.16%   6.39%      81,274      31,500      22,500       6,618       7,418       5,618      7,620
Yen/EUR cross-currency swap.......  1.42%   4.85%      10,500       4,000       2,000       3,000       1,500          --         --
Others............................                      3,490         770         708       1,744         218          19         31
------------------------------------------------------------------------------------------------------------------------------------
Total.............................               (Yen)242,792 (Yen)78,023 (Yen)73,409 (Yen)25,142 (Yen)45,502 (Yen)11,637 (Yen)9,079
====================================================================================================================================

Long-term debt excluding capital lease obligations (including due within one year) Thousands of U.S. dollars
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    Expected maturity date
                                           Average                  ----------------------------------------------------------------
                                        interest rate      Total      2002       2003        2004      2005      2006     Thereafter
------------------------------------------------------------------------------------------------------------------------------------
U.S. dollar bonds......................      6.97%      $   171,215 $      -- $      --  $  106,556 $      --  $ 64,659   $       --
Japanese yen convertible
   debentures/debentured bonds.........      1.86%          495,611        --        --     217,833        --   277,778           --
Euro medium-term notes.................      1.29%          516,032   108,762   186,302      57,452    61,786    39,111       62,619
Loans, principally from banks..........      3.67%          858,270   128,095   209,524     296,453    82,103    45,484       96,611
------------------------------------------------------------------------------------------------------------------------------------
Total..................................                 $ 2,041,128 $ 236,857 $ 395,826  $  678,294 $ 143,889  $ 427,032  $  159,230
====================================================================================================================================

Interest rate and cross-currency swaps                                               Thousands of U.S. dollars
------------------------------------------------------------------------------------------------------------------------------------
                                   Average interest rate                               Expected maturity date
                                   ---------------------            ----------------------------------------------------------------
                                       Receive   Pay       Total      2002      2003        2004      2005       2006     Thereafter
------------------------------------------------------------------------------------------------------------------------------------
Japanese yen interest rate swap.......  0.47%   0.93%   $   528,865 $  12,349 $ 175,841 $    37,096 $ 263,246  $ 40,333     $     --
U.S. dollar interest rate swap........  6.13%   6.23%       617,841   319,024   182,555      72,270    25,373     7,286       11,333
Australian dollar interest rate swap..  5.34%   5.36%        24,151        --    24,151          --        --        --           --
Yen/US$ cross-currency swap...........  1.16%   6.39%       645,032   250,000   178,572      52,524    58,873    44,587       60,476
Yen/EUR cross-currency swap...........  1.42%   4.85%        83,333    31,746    15,873      23,809    11,905        --           --
Others................................                       27,699     6,111     5,619      13,841     1,730       151          247
------------------------------------------------------------------------------------------------------------------------------------
Total.................................                  $ 1,926,921 $ 619,230 $ 582,611 $   199,540 $ 361,127  $ 92,357     $ 72,056
====================================================================================================================================

Ten-Year Summary
Komatsu Ltd. and Consolidated Subsidiaries

                                                                                           Millions of yen
                                                                                      (except per share amounts)
                                                                     ----------------------------------------------------------
                                                                                          Years ended March 31
                                                                     ----------------------------------------------------------
                                                                          2001                  2000               1999
-------------------------------------------------------------------------------------------------------------------------------
For the fiscal period
Net sales.........................................................   (Yen)1,096,369        (Yen)1,055,654     (Yen)1,061,597
Cost of sales.....................................................          804,700               796,820            807,255
Income (loss) before income taxes, minority interests, equity
   in earnings and cumulative effect of accounting changes........           20,064                19,395             (9,604)
Net income (loss).................................................            6,913                13,395            (12,378)
     As percentage of sales.......................................              0.6%                  1.3%              (1.2)%
Capital expenditures..............................................           79,310                57,728            114,874
---------------------------------------------------------------------------------------------------------------------------------

At fiscal period-end
Total assets......................................................   (Yen)1,403,195        (Yen)1,375,280     (Yen)1,524,600
Working capital...................................................          203,233               221,517            256,039
Property, plant and equipment.....................................          438,795               397,534            440,706
Long-term debt--Less current maturities...........................          238,349               245,289            292,250
Shareholders' equity..............................................          474,257               490,454            495,643
     As percentage of total assets................................             33.8%                 35.7%              32.5%
---------------------------------------------------------------------------------------------------------------------------------

Per share data
Net income (loss) per share
     Basic........................................................  (Yen)      7.24        (Yen)    13.85        (Yen)(12.77)
     Diluted......................................................             7.24                 13.76             (12.77)
Cash dividends per share..........................................             6.00                  6.00               7.00
Shareholders' equity per share....................................           497.12                507.26             511.54
---------------------------------------------------------------------------------------------------------------------------------

                                                                                            Yen per U.S. dollar
                                                                            ---------------------------------------------------
                                                                            2001                    2000             1999
-------------------------------------------------------------------------------------------------------------------------------
Other information
Exchange rate into U.S. dollars
   (per the Federal Reserve Bank of New York):
     At fiscal period-end.........................................         (Yen)126              (Yen)103           (Yen)118
     Average for the fiscal period................................              112                   110                128
     Range:
        High......................................................              126                   121                145
        Low.......................................................              106                   102                113
-------------------------------------------------------------------------------------------------------------------------------

 1 Net income in 1994 includes the cumulative effect of accounting changes for postretirement benefits other than pensions and income taxes.
 2 Total assets and shareholders' equity after 1995 include the effect of adopting SFAS No. 115.
 3 In fiscal 1994, Komatsu America International Company, formerly Komatsu Dresser Company, was consolidated.
 4. Working capital in fiscal 2000 is restated retroactively, as we restated marketable securities to investment securities in fiscal 2001. (Refer to Note 1.(3))

                                                          Millions of yen
                                                     (except per share amounts)
------------------------------------------------------------------------------------------------------------------------------------
                                                        Years ended March 31
------------------------------------------------------------------------------------------------------------------------------------
           1998              1997             1996                  1995             1994              1993              1992
------------------------------------------------------------------------------------------------------------------------------------

     (Yen)1,104,077    (Yen)1,098,916     (Yen)999,327          (Yen)918,910     (Yen)845,853      (Yen)869,928        (Y)919,753
            826,627           827,665          763,045               702,416          649,512           662,408           689,039

             40,252            45,769           32,431                24,482           13,933            30,757            41,911
             19,241            18,160           14,291                10,225            1,303             3,037            10,898
                1.7%              1.7%             1.4%                  1.1%             0.2%              0.3%              1.2%
            123,026            70,604           47,499                41,492           30,032            47,156            73,771
------------------------------------------------------------------------------------------------------------------------------------


     (Yen)1,561,662    (Yen)1,512,730   (Yen)1,593,003        (Yen)1,541,972   (Yen)1,375,966    (Yen)1,323,960    (Yen)1,452,818
            212,096           228,404          260,296               254,992          221,274           249,419           230,751
            393,603           299,098          264,842               257,219          260,720           260,999           261,211
            196,898           163,590          140,208               140,550          142,578           207,027           222,088
            524,201           541,933          606,444               575,534          505,871           516,409           523,387
               33.6%             35.8%            38.1%                 37.3%            36.8%             39.0%             36.0%
------------------------------------------------------------------------------------------------------------------------------------


         (Yen)19.60        (Yen)18.26       (Yen)14.24              (Y)10.19        (Yen)1.30         (Yen)3.03        (Yen)10.81
              19.32             18.02            14.10                 10.19             1.30              3.03             10.81
               8.00              8.00             8.00                  8.00             8.00              8.00              8.00
             540.50            550.79           604.07                573.29           504.28            515.05            522.15
------------------------------------------------------------------------------------------------------------------------------------

                                                        Yen per U.S. dollar
------------------------------------------------------------------------------------------------------------------------------------
              1998              1997             1996                  1995             1994              1993              1992
------------------------------------------------------------------------------------------------------------------------------------


           (Yen)133          (Yen)124         (Yen)107              (Yen)087         (Yen)102          (Yen)115          (Yen)133
                124               113               96                    99              107               124               133

                133               124              107                   105              114               135               142
                115               105               84                    87              101               115               123
------------------------------------------------------------------------------------------------------------------------------------

Consolidated Balance Sheets
Komatsu Ltd. and Consolidated Subsidiaries
March 31, 2001 and 2000

                                                                                                                        Thousands of
                                                                                                                        U.S. dollars
                                                                                       Millions of yen                    (Note 1)
                                                                                   -----------------------              ------------
Assets                                                                             2001               2000                   2001
------------------------------------------------------------------------------------------------------------------------------------
Current assets
Cash and cash equivalents (Note 1).....................................         (Yen)39,760        (Yen)80,476          $   315,556
Time deposits (Note 8).................................................               1,110                915                8,809
Trade notes and accounts receivable, less allowance
   for doubtful receivables of (Yen)10,998 million
   ($87,286 thousand) in 2001 and (Yen)12,208 million
   in 2000 (Notes 3 and 8).............................................             394,658            368,452            3,132,206
Inventories (Notes 1 and 4)............................................             255,801            209,089            2,030,167
Deferred income taxes and other current assets
   (Notes 1 and 13)....................................................              94,799             93,347              752,373
------------------------------------------------------------------------------------------------------------------------------------
Total current assets...................................................             786,128            752,279            6,239,111
------------------------------------------------------------------------------------------------------------------------------------



Investments
Investments in and advances to affiliated companies
   (Notes 1 and 6).....................................................              24,531             26,846              194,690
Investment securities (Notes 1, 5 and 19)..............................              68,788            116,154              545,937
Other..................................................................               1,860              7,982               14,762
------------------------------------------------------------------------------------------------------------------------------------
Total investments......................................................              95,179            150,982              755,389
------------------------------------------------------------------------------------------------------------------------------------



Land and buildings held for sale--at the lower of cost
   or market (including projects in progress)..........................              12,809             17,503              101,659
------------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment--less accumulated
   depreciation (Notes 1, 7, 8 and 14).................................             438,795            397,534            3,482,500
------------------------------------------------------------------------------------------------------------------------------------
Deferred income taxes (Notes 1 and 13).................................              20,228             17,495              160,540
------------------------------------------------------------------------------------------------------------------------------------
Other assets (Note 10).................................................              50,056             39,487              397,269
------------------------------------------------------------------------------------------------------------------------------------
                                                                             (Yen)1,403,195     (Yen)1,375,280          $11,136,468
====================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                                                                                                                   Thousands of
                                                                                                                   U.S. dollars
                                                                                       Millions of yen               (Note 1)
                                                                                   -----------------------         ------------
Liabilities and Shareholders' Equity                                               2001               2000             2001
------------------------------------------------------------------------------------------------------------------------------------
Current liabilities
Short-term debt (Notes 8 and 9)...........................................     (Yen)196,111       (Yen)160,664  $    1,556,436
Current maturities of long-term debt (Notes 8, 9, 14 and 19)..............           34,026             54,306         270,048
Trade notes and accounts payable..........................................          209,526            184,624       1,662,905
Income taxes payable (Note 13)............................................           11,598             12,792          92,048
Deferred income taxes and other current liabilities
   (Notes 1 and 13).......................................................          131,634            118,376       1,044,714
------------------------------------------------------------------------------------------------------------------------------------
Total current liabilities.................................................          582,895            530,762       4,626,151
------------------------------------------------------------------------------------------------------------------------------------

Long-term debt (Notes 8, 9, 14 and 19)....................................          238,349            245,289       1,891,659
------------------------------------------------------------------------------------------------------------------------------------
Liability for pension and postretirement benefits (Notes 1 and 10)........           54,110             55,406         429,444
------------------------------------------------------------------------------------------------------------------------------------
Deferred income taxes (Notes 1 and 13)....................................            4,317             23,500          34,262
------------------------------------------------------------------------------------------------------------------------------------
Minority interests........................................................           49,267             29,869         391,008
------------------------------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities (Note 17)


Shareholders' equity (Notes 1 and 11)
Common stock,(Y)50 par value--
     Authorized, 3,955,000,000 shares in 2001 and
        3,965,000,000 shares in 2000;
     Issued and outstanding, 958,921,701 shares in 2001 and
        968,921,701 shares in 2000........................................           67,870             68,370         538,651
Capital surplus...........................................................          117,418            117,366         931,889
Retained earnings:
     Appropriated for legal reserve.......................................           20,718             20,431         164,429
     Unappropriated.......................................................          300,499            305,483       2,384,912
Accumulated other comprehensive income (loss)
   (Notes 1, 5, 10 and 12)................................................          (29,204)           (19,590)       (231,778)
Treasury stock at cost, 4,911,812 shares in 2001
   and 2,180,000 shares in 2000 (Note 11).................................           (3,044)            (1,606)        (24,159)
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity................................................          474,257            490,454       3,763,944
------------------------------------------------------------------------------------------------------------------------------------
                                                                             (Yen)1,403,195     (Yen)1,375,280  $   11,136,468
====================================================================================================================================

Consolidated Statements of Income
Komatsu Ltd. And Consolidated Subsidiaries
Years ended March 31, 2001, 2000 and 1999                                                                          Thousands of
                                                                                                                   U.S. dollars
                                                                                Millions of yen                      (Note 1)
                                                                 -----------------------------------------------  --------------
                                                                       2001             2000             1999          2001
--------------------------------------------------------------------------------------------------------------------------------
Revenues
Net sales (Notes 1 and 6)......................................  (Yen)1,096,369   (Yen)1,055,654   (Yen)1,061,597  $ 8,701,341
Interest and other income......................................          30,718           55,857           25,655      243,794
--------------------------------------------------------------------------------------------------------------------------------
Total..........................................................       1,127,087        1,111,511        1,087,252    8,945,135
--------------------------------------------------------------------------------------------------------------------------------

Costs and expenses (Notes 14 and 15)
Cost of sales..................................................         804,700          796,820          807,255    6,386,508
Selling, general and administrative............................         263,854          241,516          250,061    2,094,079
Interest.......................................................          22,194           24,392           21,219      176,143
Other..........................................................          16,275           29,388           18,321      129,167
--------------------------------------------------------------------------------------------------------------------------------
Total..........................................................       1,107,023        1,092,116        1,096,856    8,785,897
--------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes, minority
   interests and equity in earnings............................          20,064           19,395           (9,604)     159,238
--------------------------------------------------------------------------------------------------------------------------------
Income taxes (Notes 1 and 13)
Current........................................................          20,952           18,158           19,083      166,286
Deferred.......................................................          (7,237)          (8,208)         (17,022)     (57,437)
--------------------------------------------------------------------------------------------------------------------------------
Total..........................................................          13,715            9,950            2,061      108,849
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) before minority interests
   and equity in earnings......................................           6,349            9,445          (11,665)      50,389

Minority interests in income (loss) of
   consolidated subsidiaries...................................             179             (88)            6,862        1,421

Equity in earnings (losses) of affiliated
   companies...................................................             385            4,038           (7,575)       3,055
--------------------------------------------------------------------------------------------------------------------------------

Net income (loss)..............................................  (Yen)    6,913   (Yen)   13,395   (Yen)  (12,378) $    54,865
================================================================================================================================
                                                                                      Yen                             U.S. cents
                                                                 -----------------------------------------------    --------------

Net income (loss) per share (Notes 1 and 16):
     Basic.....................................................  (Yen)     7.24   (Yen)    13.85      (Yen) (12.77)        5.7(cent)
     Diluted...................................................            7.24            13.76            (12.77)        5.7
Dividends per share (Note 1)...................................            6.00             6.00              7.00         4.8
================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity
Komatsu Ltd. And Consolidated Subsidiaries
Years ended March 31, 2001, 2000 and 1999                                                                           Thousands of
                                                                                                                    U.S. dollars
                                                                                   Millions of yen                     (Note 1)
                                                                      ---------------------------------------  -------------------
                                                                           2001          2000           1999             2001
----------------------------------------------------------------------------------------------------------------------------------
Common stock
Balance, beginning of year..........................................   (Yen)  68,370   (Yen)  68,370   (Yen)  68,416   $  542,619
Purchase and retirement of common stock:
   10,000,000 shares in 2001 and
   921,000 shares in 1999...........................................            (500)             --             (46)      (3,968)
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year................................................   (Yen)  67,870   (Yen)  68,370   (Yen)  68,370   $  538,651
==================================================================================================================================

Capital surplus
Balance, beginning of year..........................................   (Yen) 117,366   (Yen) 117,083   (Yen) 116,981   $  931,476
Sales of treasury stock.............................................              52             283             102          413
Balance, end of year................................................   (Yen) 117,418   (Yen) 117,366   (Yen) 117,083   $  931,889
==================================================================================================================================

Retained earnings
Appropriated for legal reserve
Balance, beginning of year..........................................   (Yen)  20,431   (Yen)  20,200   (Yen)  19,921   $  162,151
Transfer from unappropriated retained earnings......................             287             231             279        2,278
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year................................................   (Yen)  20,718   (Yen)  20,431   (Yen)  20,200   $  164,429
==================================================================================================================================

Unappropriated retained earnings
Balance, beginning of year..........................................   (Yen) 305,483   (Yen) 298,122   (Yen) 319,054   $2,424,468
Net income (loss)...................................................           6,913          13,395         (12,378)      54,865
Cash dividends paid.................................................          (5,770)         (5,803)         (7,751)     (45,794)
Transfer to retained earnings appropriated for legal reserve........            (287)           (231)           (279)      (2,278)
Purchase and retirement of common stock.............................          (5,840)             --            (524)     (46,349)
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year................................................   (Yen) 300,499   (Yen) 305,483   (Yen) 298,122   $2,384,912
==================================================================================================================================

Accumulated other comprehensive income (loss)
Balance, beginning of year..........................................   (Yen) (19,590)  (Yen)  (7,436)  (Yen)    (171)  $ (155,476)
Other comprehensive income (loss) for the year, net of tax..........          (9,614)        (12,154)         (7,265)     (76,302)
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year................................................   (Yen) (29,204)  (Yen) (19,590)  (Yen)  (7,436)  $ (231,778)
==================================================================================================================================

Treasury stock
Balance, beginning of year..........................................   (Yen)  (1,606)  (Yen)    (696)  (Yen)      --   $  (12,746)
Purchase of treasury stock..........................................          (1,956)           (925)         (1,175)     (15,524)
Sales of treasury stock.............................................             518              15             479        4,111
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year................................................   (Yen)  (3,044)  (Yen)  (1,606)  (Yen)    (696)  $  (24,159)
==================================================================================================================================
Total shareholders' equity..........................................   (Yen) 474,257   (Yen) 490,454   (Yen) 495,643   $3,763,944
==================================================================================================================================

Disclosure of comprehensive income (loss)
Net income (loss) for the year......................................   (Yen)   6,913   (Yen)  13,395   (Yen) (12,378)  $   54,865
Other comprehensive income (loss) for the year, net of tax..........          (9,614)        (12,154)         (7,265)     (76,302)
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss) for the year............................   (Yen)  (2,701)  (Yen)   1,241   (Yen) (19,643)  $  (21,437)
==================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows
Komatsu Ltd. And Consolidated Subsidiaries
Years ended March 31, 2001, 2000 and 1999                                                                             Thousands of
                                                                                                                      U.S. dollars
                                                                                     Millions of yen                     (Note 1)
                                                                         ----------------------------------------   ---------------
                                                                            2001           2000            1999            2001
------------------------------------------------------------------------------------------------------------------------------------
Operating activities
Net income (loss)....................................................   (Yen)  6,913   (Yen) 13,395   (Yen) (12,378)    $   54,865
Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
     Depreciation and amortization...................................         65,106         63,690          55,376        516,714
     Reversal for deferred income taxes..............................         (7,237)        (8,208)        (17,022)       (57,437)
     Net loss (gain) from marketable securities and investments......        (11,991)       (16,993)          4,679        (95,167)
     Gain on sale of property........................................         (3,440)       (23,777)         (7,912)       (27,302)
     Loss on disposal or sale of fixed assets........................          5,565         14,367           6,418         44,167
     Impairment loss on long-lived assets............................          4,337          4,474              --         34,421
     Provision (reversal) for postretirement benefits, net...........          5,467        (10,920)         (9,282)        43,389
Changes in assets and liabilities:
     Decrease (increase) in trade receivables........................          3,874        (13,448)         60,293         30,746
     Decrease (increase) in inventories..............................         (3,899)        13,683          (2,803)       (30,944)
     Increase (decrease) in trade payables...........................          8,652          4,065         (47,541)        68,667
     Increase (decrease) in income taxes payable.....................          2,641         (1,075)          5,304         20,960
Other, net...........................................................         (6,012)        (5,029)           (786)       (47,714)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities............................         69,976         34,224          34,346        555,365
------------------------------------------------------------------------------------------------------------------------------------

Investing activities
Capital expenditures.................................................        (60,046)       (57,728)       (114,874)      (476,555)
Proceeds from sales of property......................................         20,452         37,584          14,069        162,317
Proceeds from sales of marketable securities and investments.........         54,621        137,278          50,929        433,500
Purchases of marketable securities and investments...................        (42,222)       (98,218)        (21,122)      (335,095)
Acquisition or sale of subsidiaries..................................         (8,994)            --          (3,940)       (71,381)
Collection of loan receivables.......................................          3,034          5,066          13,441         24,079
Disbursement of loan receivables.....................................         (1,983)        (4,930)        (17,731)       (15,738)
Decrease (increase) in time deposits.................................             (4)          (172)         15,225            (32)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities..................        (35,142)        18,880         (64,003)      (278,905)
------------------------------------------------------------------------------------------------------------------------------------

Financing activities
Proceeds from long-term debt.........................................         29,503         19,798         140,708        234,151
Repayments on long-term debt.........................................        (80,123)       (21,663)        (47,638)      (635,897)
Decrease in short-term debt..........................................         (7,385)       (52,987)        (77,690)       (58,611)
Repayments of capital lease obligations..............................         (4,411)            --              --        (35,008)
Sales (repurchase) of common stock, net..............................         (7,677)          (910)         (1,015)       (60,928)
Dividends paid.......................................................         (5,770)        (5,803)         (7,751)       (45,794)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities..................        (75,863)       (61,565)          6,614       (602,087)
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate change on cash and
   cash equivalents..................................................            313          1,636           1,082          2,484
------------------------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents............................        (40,716)        (6,825)        (21,961)      (323,143)
Cash and cash equivalents, beginning of year.........................         80,476         87,301         109,262        638,699
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year...............................   (Yen) 39,760   (Yen) 80,476   (Yen)  87,301     $  315,556
====================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements
Komatsu Ltd. and Consolidated Subsidiaries

1. Description of Business, Basis of Financial Statements and Summary of
   ---------------------------------------------------------------------
   Significant Accounting Policies
   -------------------------------

Description of Business

Komatsu Ltd. ("the Company") and consolidated subsidiaries (together "the companies") manufacture and market primarily various types of construction and mining equipment throughout the world, and also engage in manufacturing and sales of electronics including semiconductor products, and other activities. The semiconductor industry has historically been cyclical and has experienced periodic downturns, which have had a material adverse effect on the semiconductor industry's demand for semiconductor products manufactured and marketed by the Company and certain subsidiaries.
     The consolidated net sales of the Company and consolidated subsidiaries for the year ended March 31, 2001, consisted of the following:
     Construction and mining equipment--65.5%, Electronics--10.7%, Others--
23.8%.
     Sales are made principally under the Komatsu brand name, and are almost entirely through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales in 2001, 46.5% were generated outside Japan, with 22.0% in the Americas, 11.5% in Europe, 10.7% in Asia (excluding Japan) and Oceania, and 2.3% in the Middle East and Africa.
     The manufacturing operations of the Company and consolidated subsidiaries are conducted primarily at plants in Japan, the United States of America, Germany, the United Kingdom, Brazil, Italy, China and Taiwan.

Basis of Financial Statements

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts for the year ended March 31, 2001, is included solely for the convenience of readers outside Japan and has been made at the rate of (Yen)126 to $1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 30, 2001. Such translation should not be construed as a representation that Japanese yen amounts could be converted into United States dollars at the above or any other rate.
     The accompanying consolidated financial statements reflect certain adjustments, not recorded in the companies' books, to present them in conformity with accounting principles generally accepted in the United States of America, modified for accounting for stock splits (Note 11). The major adjustments include those relating to accounting for postretirement benefits, leases, valuation losses of long-lived assets and accruals of certain expenses. Certain reclassification have been made to prior year amounts to conform with current year presentation.

Summary of Significant Accounting Policies

(1)  Consolidation and Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and all of its majority-owned domestic and foreign subsidiaries, except for certain minor subsidiaries.
     In 2000, the Company increased its ownership in certain affiliated companies namely Komatsu Forklift Co., Ltd., and three other companies and newly invested in a company, and those companies became consolidated subsidiaries. In addition, the Company established a consolidated subsidiary and an affiliated company and acquired two U.S. companies (100% owned subsidiaries) which were accounted for by the purchase method during fiscal 2001.
     The Company sold major part of ownership of certain consolidated subsidiaries namely Komatsu Soft Ltd., Komatsu Construction Ltd. and one other consolidated subsidiary and those companies were excluded from consolidated subsidiaries during fiscal 2001.
     In 1999, the Company increased its ownership in certain affiliated companies namely Komatsu Zenoah Co., Komatsu Mining Germany GmbH and three other companies and those companies became consolidated subsidiaries as of March 31, 1999.
     The accounts of certain foreign consolidated subsidiaries have been included on the basis of fiscal periods ended three months or less prior to March 31.
     Investments in 20% to 50%-owned affiliated companies and certain minor subsidiaries not consolidated are, with minor exceptions, accounted for by the equity method. All significant intercompany transactions have been eliminated. The excess cost of investments in the subsidiaries and affiliated companies over their equity in the net assets at the dates of acquisition is generally being amortized on a straight-line method over the estimated periods benefited, not exceeding periods of 10 years.

(2)  Translation of Foreign Currency Accounts

Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Transaction," assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year in translating the financial statements of overseas subsidiaries. The resulting translation adjustments are accumulated in a separate component of the accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

(3) Investment Securities

In compliance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has categorized noncurrent marketable equity securities and debt securities as investment securities available for sale which are stated at fair value. In fiscal 2001, the Company determined that the classification of certain investment securities as current assets at March 31, 2000 should be changed. These securities related primarily to investments made for the purpose of longer-term business affiliations and relationships. As a result, the Company has restated the previously reported balance sheet at March 31, 2000 by reclassifying investment securities of (Yen)40,219 million from marketable securities included in current assets to noncur-rent investment securities. There was no impact on results of operations or financial position.

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

(5) Property, Plant and Equipment, and Related Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets. Effective rates of depreciation for buildings, machinery and equipment for the years ended March 31, 2001, 2000 and 1999, are as follows:

                                               2001    2000     1999
--------------------------------------------------------------------
Buildings.....................................   8%      8%       8%
Machinery and equipment.......................  24%     25%      23%
--------------------------------------------------------------------

     Certain leased machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases," from the fiscal year ended March 31, 2001. The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2001 were as follows:

                                                        Thousands of
                                       Million of yen   U.S. dollars
-----------------------------------------------------  -------------
Aggregate cost.......................  (Yen)19,264          $152,889
Accumulated depreciation.............        4,430            35,159
--------------------------------------------------------------------

    Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in other income or expenses.

(6) Revenue Recognition

The companies recognize revenue from product sales at the time when title and risk of all ownership is transferred to independently owned and operated dealers or customers, which typically occurs when products are received and accepted by the customers for major products such as construction equipment and electronics products, and upon shipment for parts and certain other products. Lease revenues are recognized in the period earned.
    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No.101 ("SAB101"), "Revenue Recognition in Financial Statements". SAB101, as amended, summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition and provides guidance on revenue recognition issues. The companies adopted SAB101 in the year ended March 31, 2001 and adoption of this guidance did not have a material impact on the consolidated financial position or results of operation.
    In fiscal 2001, Komatsu Construction Ltd., a consolidated subsidiary, was sold by the Company to a third party engaged in construction operation in Japan. Related income from short-term construction contracts and long-term construction contracts was generally recognized under the completed-contract method and the percentage-of-completion method, respectively, prior to the sale of that consolidated subsidiary.

(7) Income Taxes

In accordance with SFAS No. 109, "Accounting for Income Taxes," the deferred tax provision is determined by the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between financial statement and tax bases of assets and liabilities using enacted tax rates as of each balance-sheet date. On March 31, 1999, new income tax rates, effective April 1, 1999, were enacted. The effect on deferred tax assets and liabilities of changes in tax rates was recognized in income on the enactment date.
    The companies compute and record income taxes currently payable based on their separate determinations of taxable income which may be different from accounting income.
    Provision for income taxes is not recorded for undistributed earnings of foreign subsidiaries and affiliated companies because the Company considers that such earnings are permanently reinvested and/or would not result in material additional taxation should they be distributed to the Company under current circumstances.

(8) Postretirement Benefits

The defined benefit plans are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions," except for certain subsidiaries' pension plans which in the aggregate are not significant. Certain domestic subsidiaries also have local severance payment plans under which accrued severance liabilities are stated on the vested benefits obligation basis, which is the amount required to be paid if all eligible employees voluntarily terminated their employment as of the balance-sheet date.
    The Company adopted SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," in the year ended March 31, 1999. SFAS No. 132 revised employers' disclosures about pension and other postretirement benefit plans. SFAS No. 132 did not change the recognition or measurement of those plans and did not affect the Company's consolidated financial position and results of operations.

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

Financial Instruments Not Qualifying as Hedge

In May 1999, the Company entered into interest rate swap contracts with the notional amount of (Yen)40,000 million as a means of managing the Company and its group companies' interest rate exposures. During fiscal 2001, a consolidated subsidiary also entered into interest rate swap contract with the notional amount of (Yen)600 million ($4,762 thousand) for the purpose of managing interest rate exposure of future borrowing. Those contracts did not meet the hedge criteria. Accordingly, those interest rate swaps were recorded in the accompanying consolidated balance sheets at their fair value as of March 30, 2001 and March 31, 2000, and the resultant losses of (Yen)365 million ($2,897 thousand) and gains of (Yen)401 million from those interest rate swaps were recognized in the accompanying consolidated statements of income for the year ended March 31, 2001 and 2000, respectively.

(13) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the long-lived assets and certain identifiable intangibles to be held and used by the companies are reviewed for impairment based on a cash flow analysis of related operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.
    In fiscal 2001 and 2000, the Company recorded impairment losses on long-lived asset, related to temporarily idle production facilities due to the sluggish market, at its wholly owned subsidiary in the electronics segment. Such impairment losses were calculated using the best estimate of discounted future cash flows based on the assumption to continue its operation. However, because of uncertainties in management's best estimate of future cash flows based on the assumption to continue its operation, the actual result with regard to losses of long-lived assets may have a materially unfavorable impact on the Company if the assumption of cash flow projection is changed in future.
    On November 9, 1998, the Company announced its plans to restructure the domestic manufacturing plants for construction equipment, which also covered some of the group companies. Under such plans, the Company has been combining the manufacturing facilities of certain manufacturing plants of the Company and certain consolidated subsidiaries in order to achieve optimal manufacturing operations by improving the productivity of manufacturing through disposal of certain properties on a consolidated basis. This restructuring plan was completed during the year ended March 31, 2001.

    As part of this restructuring plan, specified manufacturing facilities of certain consolidated subsidiaries were disposed of during fiscal 2000. Disposal losses of (Yen)196 million and (Yen)1,000 million were charged to income in fiscal 2000 and 1999, respectively.

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

(16) New Accounting Standards

In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," a replacement of SFAS No. 125. SFAS No. 140 revises the standards for accounting for securitizations and requires certain disclosures. SFAS No. 140 is effective for all transfers of financial assets occurring after March 31, 2001, and for disclosures relating to securitization transactions for fiscal years ending after December 15, 2000. The effect of adopting SFAS No. 140 has been disclosed in Note 3.
    In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities as amended, in June 2000, by SFAS No. 138, "Accounting for Certain Derivative Instrument and Certain Hedging Activities, an amendment of FASB Statement No. 133." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires, as amended, that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. SFAS No. 133, as amended by SFAS No. 138, is effective for fiscal year beginning after June 15, 2000. The Company adopted SFAS No. 133 and 138 for the year beginning April 1, 2001. As of April 1, 2001, the adoption of the new accounting resulted in immaterial impact to net income and a decrease to other comprehensive income (loss) of approximately (Yen)670 million ($5,317 thousand).

2. Supplemental Cash Flow Information
--------------------------------------------------------------------------------

Additional cash flow information and noncash investing and financing activities for the years ended March 31, 2001, 2000 and 1999, are as follows:

                                                                                                                      Thousands of
                                                                                    Millions of yen                   U.S. dollars
                                                                      ------------------------------------------   ----------------
                                                                            2001          2000            1999            2001
------------------------------------------------------------------------------------------------------------------------------------
Additional cash flow information:
  Interest paid....................................................  (Yen)  22,385    (Yen)25,007    (Yen)  21,235     $   177,659
  Income taxes paid................................................         18,311         20,922           14,172         145,325
------------------------------------------------------------------------------------------------------------------------------------
Noncash investing and financing activities:
  Assets and liabilities of newly consolidated
   subsidiaries in fiscal 2001, 2000 and 1999 (Note 6):
        Fair value of assets acquired..............................  (Yen)(131,913)   (Yen)(9,021)   (Yen)(100,716)    $(1,046,929)
        Liabilities assumed........................................         92,628          6,478           67,746         735,143
        Less: Carrying amount of investment........................         13,083          1,501           10,807         103,833
              Minority interest....................................         17,930             97           13,111         142,302
        Net assets exceeding the carrying value....................         (8,272)          (945)          (9,052)        (65,651)
  Sale of subsidiaries in fiscal 2001:
        Proceed from sale of subsidiaries..........................          9,526             --               --          75,603
  Cash and cash equivalent balance of subsidiaries newly
   consolidated or sold............................................        (10,248)            945           5,112         (81,333)
                                                                     -------------------------------------------------------------
  Net effect on consolidated cash flow statements..................         (8,994)             --          (3,940)        (71,381)
------------------------------------------------------------------------------------------------------------------------------------
  Transfer of securities to pension fund...........................         11,250              --              --          89,286
  Decrease of postretirement obligation............................        (11,250)             --              --         (89,286)
------------------------------------------------------------------------------------------------------------------------------------
  Capital lease obligations incurred...............................         19,264              --              --         152,889
------------------------------------------------------------------------------------------------------------------------------------

3. Trade Notes and Accounts Receivable
--------------------------------------------------------------------------------

The Company and certain of its consolidated subsidiaries follow the practice of including installment and lease receivables due after one year (less unearned interest) in current assets. Receivables due after one year (less unearned interest) amounted to (Yen)67,243 million ($533,675 thousand) and (Yen)56,874 million at March 31, 2001 and 2000, respectively.
    Lease receivables represent receivables from customers for equipment leased by Komatsu Forklift Co., Ltd., which became a consolidated subsidiary in fiscal 2001. These leases are accounted for as sales-type leases in conformity with SFAS No. 13. Revenue from sales-type leases are recognized at the inception of the lease.
    At March 31, 2001, lease receivables comprised the following:

                                                                   Thousands of
                                                Millions of yen    U.S. dollars
                                                ---------------    ------------
                                                      2001              2001
-------------------------------------------------------------------------------
Minium lease payments receivable..............   (Yen)16,624        $  131,937
Unearned income...............................        (1,536)          (12,190)
-------------------------------------------------------------------------------
Net lease receivables.........................   (Yen)15,088        $  119,747
===============================================================================

    The Company adopted SFAS No. 140 from fiscal 2001. The Company and its consolidated subsidiaries sold trade notes and accounts receivable of
(Yen)282,431 million ($2,241,516 thousand) in securitization transactions during fiscal 2001 and the related balance of outstanding sold notes and accounts receivable as of March 31, 2001 amount to (Yen)127,155 million ($1,009,167 thousand). The receivables are removed from the accompanying consolidated balance sheet and gross gain or loss is recognized for the difference between the proceeds received and the net carrying value of the receivables sold.
    The Company and its consolidated subsidiaries retain servicing responsibilities, however no contractual servicing fees are received from the third parties. The investors and the securitization trusts have no or limited recourse rights to the Company and its consolidated subsidiaries' assets in case of debtors' default. Appropriate reserves have been established for potential losses relating to the limited recourse of the sold receivables. Also the Company and its consolidated subsidiaries except for a certain U.S. subsidiary, as a transferor do not retain any interest in the receivables sold.
    A certain U.S. subsidiary retains the right to receive excess spread results from the difference between the yield on the underlying receivables sold and the interest paid on the underlying securities issued, of which the fair value is subject to credit and prepayment risks on the transferred assets and amounted to approximately (Yen)539 million ($4,278 thousand) under the following key economic assumptions for fiscal 2001.

-----------------------------------------------------------------
Weighted-average life...............................   48 months
Prepayment speed over the life......................  1.4%
Expected credit losses over the life................  1.3%
Discount rate on cash flow..........................  6.6%
Variable returns to transferee......................  5.9%
-----------------------------------------------------------------

    In fiscal 2001, the Company and its consolidated subsidiaries recognized net gains or losses from these securitizations of receivables, which were not material.

4. Inventories
--------------------------------------------------------------------------------

At March 31, 2001 and 2000, inventories comprised the following:                                                  Thousands of
                                                                                   Millions of yen                U.S. dollars
                                                                           -------------------------------        ------------
                                                                               2001               2000                 2001
------------------------------------------------------------------------------------------------------------------------------
Finished products, including finished parts held for sale.........         (Yen)171,600       (Yen)138,230        $ 1,361,905
Work in process...................................................               52,162             45,376            413,984
Materials and supplies............................................               32,039             25,483            254,278
------------------------------------------------------------------------------------------------------------------------------
Total.............................................................         (Yen)255,801       (Yen)209,089        $ 2,030,167
------------------------------------------------------------------------------------------------------------------------------

5. Investment Securities
--------------------------------------------------------------------------------

Investment securities at March 31, 2001 and 2000, primarily consisted of securities available for sale.

    The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at March 31, 2001 and 2000, are as follows:

                                                                             Millions of yen
                                                         --------------------------------------------------------
                                                                         Gross unrealized holding
                                                                       ----------------------------
                                                            Cost           Gains          Losses       Fair value
-----------------------------------------------------------------------------------------------------------------
At March 31, 2001
Investment securities available for sale:
    Marketable debt securities......................     (Yen)   965    (Yen)    --    (Yen)    --    (Yen)   965
    Marketable equity securities....................          39,876         16,072          1,374         54,574
    Other investment securities.....................          13,249             --             --         13,249
-----------------------------------------------------------------------------------------------------------------
                                                         (Yen)54,090    (Yen)16,072    (Yen) 1,374    (Yen)68,788
-----------------------------------------------------------------------------------------------------------------

                                                                                   Millions of yen
                                                             ------------------------------------------------------------
                                                                               Gross unrealized holding
                                                                             ----------------------------
                                                                 Cost           Gains           Losses         Fair value
-------------------------------------------------------------------------------------------------------------------------
At March 31, 2000
Investment securities available for sale:
   Marketable debt securities.............................   (Yen)    110    (Yen)      8    (Yen)     --    (Yen)    118
   Marketable equity securities...........................         61,239          45,170           1,016         105,393
   Other investment securities............................         10,643              --              --          10,643
-------------------------------------------------------------------------------------------------------------------------
                                                             (Yen) 71,992    (Yen) 45,178    (Yen)  1,016    (Yen)116,154
-------------------------------------------------------------------------------------------------------------------------

                                                                               Thousands of U.S. dollars
-------------------------------------------------------------------------------------------------------------------------
At March 31, 2001
Investment securities available for sale
   Marketable debt securities.............................     $    7,659      $       --      $      --       $    7,659
   Marketable equity securities...........................        316,476         127,556         10,905          433,127
   Other investment securities............................        105,151              --             --          105,151
-------------------------------------------------------------------------------------------------------------------------
                                                               $  429,286      $  127,556      $  10,905       $  545,937
-------------------------------------------------------------------------------------------------------------------------

    Maturities of marketable debt securities at March 31, 2001 and 2000 primarily fall within five years.
    Unrealized holding gains and losses are included as a component of shareholders' equity until realized.
    Proceeds from the sales of marketable securities and investment securities available for sale were (Yen)54,621 million ($433,500 thousand), (Yen)137,278 million and (Yen)50,929 million for the years ended March 31, 2001, 2000 and 1999, respectively.
    Net realized gains (losses) on the sales of marketable securities and investment securities available for sale during the years ended March 31, 2001, 2000 and 1999, amounted to (Yen)11,991 million ($95,167 thousand), (Yen)16,993 million and (Yen)(4,679) million, respectively. They were included in the determination of net income. The cost of the marketable securities and investment securities sold was computed based on the average-cost method.
    In fiscal 2001, the Company contributed certain marketable equity securities, not those of its subsidiaries and affiliated companies, to an employee retirement benefit trust fully administrated and controlled by an independent bank trustee, with no cash proceeds thereon. The transfer of the available-for-sale securities has been accounted for as a sale in accordance with SFAS No. 140 (a replacement of SFAS No. 125), and accordingly, the recorded pension liability has been reduced by the fair market value of the transferred securities. The fair market value of those securities at the time of contribution was (Yen)11,250 million ($89,286 thousand), and net realized gain of (Yen)1,955 ($15,516 thousand) from the transfer of those securities was recognized and included in interest and other income in the accompanying consolidated statement of income for the year ended March 31, 2001.

6. Investments in and Advances to Affiliated Companies
--------------------------------------------------------------------------------

At March 31, 2001 and 2000, investments in and advances to affiliated companies comprised the following:

                                                                                       Thousands of
                                                          Millions of yen              U.S. dollars
                                                    ---------------------------       --------------
                                                        2001            2000                 2001
----------------------------------------------------------------------------------------------------
Investments in capital stock.....................   (Yen)19,603     (Yen)26,635         $  155,579
Advances.........................................         4,928             211             39,111
----------------------------------------------------------------------------------------------------
Total............................................   (Yen)24,531     (Yen)26,846         $  194,690
----------------------------------------------------------------------------------------------------

    As of March 31, 2000, the companies owned a 39.2% interest in Komatsu Forklift Co., Ltd., a public company in Japan which manufactured and distributed forklift products. The carrying value of the companies' investment as of March 31, 2000, was(Yen)14,903 million, with corresponding quoted market values of (Yen)5,228 million. In fiscal 2001, the Company acquired additional shares of Komatsu Forklift Co., Ltd. and increased its ownership interest from 39.2% to 50.8%. As a result, Komatsu Forklift Co., Ltd. became a consolidated subsidiary of the Company in fiscal 2001.
    Dividends received from affiliated companies were (Yen)515 million ($4,087 thousand), (Yen)324 million and (Yen)25 million during the years ended March 31, 2001, 2000 and 1999, respectively.
    Trade notes and accounts receivable from affiliated companies at March 31, 2001 and 2000, were (Yen)47,712 million ($378,667 thousand) and(Yen)44,050 million, respectively.
    Short-term loans receivable from affiliated companies at March 31, 2001 and 2000, were (Yen)16,447 million ($130,532 thousand) and (Yen)19,200 million, respectively.

    Trade notes and accounts payable to affiliated companies at March 31, 2001 and 2000, were (Yen)5,819 million ($46,183 thousand) and (Yen)5,506 million, respectively.
    Net sales for the years ended March 31, 2001, 2000 and 1999, included net sales to affiliated companies in the amounts of (Yen)75,634 million ($600,270 thousand), (Yen)83,001 million and (Yen)87,643 million, respectively.
    Summarized financial information for affiliated companies at March 31, 2001 and 2000, and for the years ended March 31, 2001, 2000 and 1999, is as follows:

                                                                                                          Thousands of
                                                                              Millions of yen             U.S. dollars
                                                                        ----------------------------     --------------
                                                                            2001            2000              2001
-----------------------------------------------------------------------------------------------------------------------
Current assets......................................................    (Yen)149,589    (Yen)155,703      $  1,187,214
Net property, plant and equipment...................................          45,669          60,649           362,452
Other assets........................................................          13,914          32,792           110,429
-----------------------------------------------------------------------------------------------------------------------
Total assets........................................................    (Yen)209,172    (Yen)249,144      $  1,660,095
-----------------------------------------------------------------------------------------------------------------------
Current liabilities.................................................    (Yen)145,629    (Yen)153,662      $  1,155,786
Noncurrent liabilities..............................................          23,734          21,256           188,365
Shareholders' equity................................................          39,809          74,226           315,944
-----------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity..........................    (Yen)209,172    (Yen)249,144      $  1,660,095
-----------------------------------------------------------------------------------------------------------------------

                                                                                                         Thousands of
                                                                       Millions of yen                    U.S. dollars
                                                         --------------------------------------------   ---------------
                                                             2001           2000            1999              2001
-----------------------------------------------------------------------------------------------------------------------
Net sales.............................................   (Yen)240,256   (Yen)271,831    (Yen)259,870      $  1,906,794
-----------------------------------------------------------------------------------------------------------------------
Net income (loss).....................................   (Yen)  2,424   (Yen)  8,259    (Yen)(15,873)     $     19,238
-----------------------------------------------------------------------------------------------------------------------

    The summarized financial information as of and for the years ended March 31, 2000 and 1999 included the accounts of Komatsu Forklift Co., Ltd. and three other companies, which were newly consolidated in fiscal 2001. The aggregated total assets and shareholder's equity of these companies as of March 31, 2000 amounted to (Yen)78,510 million and (Yen)44,916 million, respectively. The aggregated net sales of these companies for the year ended March 31, 2000 and 1999 amounted to (Yen)63,369 million and (Yen)64,497 million, and the aggregated net loss of these companies amounted to (Yen)323 million and (Yen)4,240 million, respectively.
    Also, the summarized financial information for the year ended March 31, 1999 included the accounts of Komatsu Zenoah Co., Komatsu Mining Germany GmbH, and three other companies, which were newly consolidated in fiscal 1999. The aggregate net sales and net losses of those consolidated companies for the year ended March 31, 1999 would have amounted to (Yen)79,385 million and (Yen)717 million, respectively, if those companies were consolidated subsidiaries at the beginning of fiscal 1999. The impact on net loss per share would not have been material if those companies were consolidated at the beginning of fiscal 1999.
    The summarized financial information as of and for the years ended March 31, 2001 included the accounts of Komatsu Soft Ltd., which became an affiliated company from a consolidated subsidiary at the beginning of the fiscal 2001. The aggregated total assets and shareholders' equity of the affiliated company as of March 31, 2001 amounted to (Yen)9,844 million ($78,127 thousand) and (Yen)4,245 million ($33,690 thousand), respectively, and aggregated net sales and net income for the year ended March 31, 2001 amounted to (Yen)20,322 million ($161,286 thousand) and (Yen)367 million ($2,913 thousand), respectively.

7. Property, Plant and Equipment
--------------------------------------------------------------------------------

The major classes of property, plant and equipment at March 31, 2001 and 2000, are as follows:

                                                                                                  Thousands of
                                                                       Millions of yen            U.S. dollars
                                                               -------------------------------   --------------
                                                                    2001              2000            2001
---------------------------------------------------------------------------------------------------------------
Land......................................................... (Yen)   75,135     (Yen)  58,856     $    596,309
Buildings....................................................        304,925           270,961        2,420,040
Machinery and equipment......................................        602,767           533,075        4,783,865
Construction in progress.....................................         44,736            56,252          355,048
---------------------------------------------------------------------------------------------------------------
Total........................................................      1,027,563           919,144        8,155,262
Less: accumulated depreciation...............................       (588,768)         (521,610)      (4,672,762)
---------------------------------------------------------------------------------------------------------------
Net property, plant and equipment............................ (Yen)  438,795     (Yen) 397,534     $ (3,482,500
---------------------------------------------------------------------------------------------------------------

8. Pledged Assets
--------------------------------------------------------------------------------

At March 31, 2001, assets pledged as collateral for short-term debt, long-term debt and guarantee for debt are as follows:

                                                                                                        Thousands of
                                                                                    Millions of yen     U.S. dollars
---------------------------------------------------------------------------------------------------    --------------
Time deposits.....................................................................    (Yen)    813        $   6,452
Trade notes and accounts receivable...............................................             132            1,048
Property, plant and equipment--Less accumulated depreciation......................          32,879          260,944
---------------------------------------------------------------------------------------------------------------------
Total.............................................................................    (Yen) 33,824        $ 268,444
---------------------------------------------------------------------------------------------------------------------

The above pledged assets were classified by type of liabilities to which they relate as follows:

                                                                                                        Thousands of
                                                                                    Millions of yen     U.S. dollars
---------------------------------------------------------------------------------------------------    --------------
Liabilities appearing in the consolidated balance sheets as:
   Short-term debt................................................................    (Yen)  1,518        $  12,047
   Long-term debt.................................................................          31,313          248,516
Guarantee for debt................................................................             993            7,881
---------------------------------------------------------------------------------------------------------------------
Total.............................................................................    (Yen) 33,824        $ 268,444
---------------------------------------------------------------------------------------------------------------------

9. Short-Term and Long-Term Debt
--------------------------------------------------------------------------------
Short-term debt primarily consisted of short-term bank loans. The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 2001 and 2000, were 4.1% and 2.4%, respectively. The Company and certain consolidated subsidiaries have unused committed lines of credit amounting to (Yen)54,836 million ($435,206 thousand) with certain financial institutions at the end of fiscal 2001.
    Long-term debt at March 31, 2001 and 2000, consisted of the following:

                                                                                                                       Thousands of
                                                                                         Millions of yen               U.S. dollars
                                                                                   ----------------------------       --------------
                                                                                       2001            2000                2001
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt with collateral (Note 8):
   Banks, insurance companies and other financial institutions, maturing serially through 2001-2014, weighted-average rate 5.5%
       Government-owned banks and government agencies............................  (Yen) 14,035    (Yen) 14,608          $  111,389
       Other.....................................................................         7,196           6,459              57,111
Long-term debt without collateral:
   Banks, insurance companies and other financial institutions,
    maturing serially through 2001-2022, weighted-average rate 3.3%..............        85,824         104,818             681,143
   Euro Medium-Term Notes with various interest rates maturing serially
    through 2001-2009............................................................        65,020          90,959             516,032
   6.9% Senior Notes due 2003 (payable in U.S. dollars)..........................        13,426          11,981             106,556
   1.8% Convertible Unsecured Bonds due 2004.....................................        27,447          27,447             217,833
   7.0% Senior Notes due 2005 (payable in U.S. dollars)..........................         8,147           7,270              64,659
   1.9% Unsecured Bonds due 2006.................................................        35,000          35,000             277,778
   Capital lease obligations (Note 14)...........................................        15,193              --             120,579
   Other.........................................................................         1,087           1,053               8,627
------------------------------------------------------------------------------------------------------------------------------------
Total............................................................................       272,375         299,595           2,161,707
Less: current maturities.........................................................       (34,026)        (54,306)           (270,048)
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt...................................................................  (Yen)238,349    (Yen)245,289          $1,891,659
------------------------------------------------------------------------------------------------------------------------------------

    The conversion price per share of the 1.8% convertible unsecured bonds at March 31, 2001, was (Yen)971.2, which was subject to adjustments under certain conditions. These bonds are redeemable anytime before maturity at the option of the Company, at the initial redemption price of 103% of the principal as of March 31, 2001.
    In 1996, the Company, Komatsu Finance America Inc., and Komatsu Finance (Netherlands) B.V. (the "Issuers") registered the US$1.0 billion Euro Medium-Term Note Program on the London Stock Exchange. On April 1, 1999, the registered amounts of Euro Medium-Term Notes Program were increased to US$1.2 billion. On March 31, 2000, Komatsu Australia Holdings Pty. Ltd., formerly Komatsu Australia Pty. Ltd. was added as an issuer under the Program. Under the Program, each of the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuers and dealers. Komatsu Finance America Inc. issued (Yen)7,000 million ($55,556 thousand) and US$0 million during fiscal 2001, and (Yen)29,800 million and US$0 million during fiscal 2000 of Euro Medium-Term Notes with various interest rates and maturity dates. Komatsu Finance (Netherlands) B.V. issued (Yen)1,707 million ($13,548 thousand) during fiscal 2001, and (Yen)8,139 million during fiscal 2000 of Euro Medium-Term Notes with various interest rates and maturity dates. To offset market risk exposure arising from changes in foreign exchange rates and interest rates on debts under the Program, cross-currency interest rate swap and interest rate swap contracts are utilized. The cross-currency interest rate swap contracts effectively convert yen-denominated debts and related interest into U.S. dollar and Euro obligations.
    U.S. dollar interest rates are based on three month LIBOR with borrowing spreads of LIBOR minus 0.10% to LIBOR plus 0.59% for the years ended March 31, 2001 and 2000, respectively, depending upon the contract. The floating interest rates for fiscal 2001 and 2000 ranged from 6.39% to 7.34% and 4.87% to 6.69%, respectively.
    The companies have also entered into interest rate and currency swap agreements for certain long-term debts (Note 18).
    As is customary in Japan, substantially all bank loans are made under agreements which provide that the banks may require, under certain conditions, the borrower to provide collateral, additional collateral or guarantors for its loans.
    Lending banks have a right to offset cash deposited with them against any debt or obligation that becomes due and, in the case of default and certain other specified events, against all other debt payable to the banks.
    Under certain loan agreements, the lender may require the borrower to submit proposals for the payment of dividends and other appropriations of earnings for the lender's review and approval before presentation to the shareholders. The companies have never received such a request.
    Annual maturities of long-term debt subsequent to March 31, 2001, are as follows:

                                                        Thousands of
Year ending March 31               Millions of yen      U.S. dollars
--------------------------------------------------      ------------
2002............................      (Yen) 34,026        $  270,048
2003............................            53,419           423,960
2004............................            88,427           701,802
2005............................            19,918           158,080
2006............................            54,826           435,127
2007 and thereafter.............            21,759           172,690
--------------------------------------------------------------------
Total...........................      (Yen)272,375        $2,161,707
====================================================================

10. Liability for Pension and Other Postretirement Benefits
================================================================================

The Company's employees, with certain minor exceptions, are covered by a severance payment and pension plan. The plan provides that 70% of the employee benefits are payable as a pension payment, commencing upon retirement at age 60 (mandatory retirement age) and that the remaining benefits are payable as a lump-sum severance payment based on remuneration, years of service and certain other factors at the time of retirement. The plan also provides for lump-sum severance payments, payable upon earlier termination of employment. The Company's funding policy is to contribute semiannually the amounts to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.
    Net periodic cost of the Company's plan for the years ended March 31, 2001, 2000 and 1999, included the following components:

                                                                                                                    Thousands of
                                                                                     Millions of yen                U.S. dollars
                                                                        ------------------------------------------  ------------
                                                                            2001          2000            1999         2001
--------------------------------------------------------------------------------------------------------------------------------
Service cost--Benefits earned during the year........................   (Yen) 4,768   (Yen) 5,122     (Yen) 4,828   $   37,841
Interest cost on projected benefit obligation........................         3,826         3,907           4,428       30,365
Expected return on plan assets.......................................        (1,521)       (1,294)         (1,147)     (12,071)
Net amortization and deferral........................................         1,782         2,834           1,726       14,143
--------------------------------------------------------------------------------------------------------------------------------
Net periodic cost....................................................   (Yen) 8,855   (Yen)10,569     (Yen) 9,835   $   70,278
================================================================================================================================

    The reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the Company's plan are as follows:

                                                                                                                    Thousands of
                                                                                        Millions of yen             U.S. dollars
                                                                                ----------------------------------  ------------
                                                                                    2001             2000               2001
--------------------------------------------------------------------------------------------------------------------------------
   .........................................................................
Change in benefit obligation:
    Benefit obligation, beginning of year...................................    (Yen)123,429     (Yen)126,051       $   979,595
    Service cost............................................................           4,768            5,122            37,841
    Interest cost...........................................................           3,826            3,907            30,365
    Actuarial loss..........................................................            (526)           3,460            (4,174)
    Benefits paid...........................................................         (10,664)         (15,111)          (84,635)
--------------------------------------------------------------------------------------------------------------------------------
    Benefit obligation, end of year.........................................    (Yen)120,833     (Yen)123,429        $  958,992
================================================================================================================================

                                                                                                                       Thousands of
                                                                                           Millions of yen             U.S. dollars
                                                                                   ------------------------------     --------------
                                                                                        2001            2000               2001
------------------------------------------------------------------------------------------------------------------------------------
Change in plan assets:
   Fair value of plan assets, beginning of year.................................   (Yen) 72,435     (Yen) 60,312      $   (574,881
   Actual return on plan assets.................................................         (5,499)           4,045           (43,643)
   Employer contribution........................................................         16,193           13,192           128,516
   Benefits paid................................................................         (4,884)          (5,114)          (38,762)
------------------------------------------------------------------------------------------------------------------------------------
   Fair value of plan assets, end of year.......................................   (Yen) 78,245     (Yen) 72,435      $    620,992
====================================================================================================================================

Funded status...................................................................   (Yen)(42,588)    (Yen)(50,994)     $   (338,000)
Unrecognized net loss...........................................................         26,854           21,251           213,127
Unrecognized net obligation at transition being recognized over 15 years........          2,351            3,133            18,659
Unrecognized prior service cost being recognized over 15 years..................          4,172            4,718            33,111
====================================================================================================================================
Net amount recognized...........................................................   (Yen) (9,211)    (Yen)(21,892)     $    (73,103)
====================================================================================================================================

Net amounts recognized in the consolidated balance sheets consist of:
   Liability for postretirement benefits........................................   (Yen)(28,532)    (Yen)(36,031)     $   (226,444)
   Intangible assets included in other assets...................................          6,523            7,851            51,770
   Amount included in accumulated other comprehensive
     income (loss), gross of tax................................................         12,798            6,288           101,571
------------------------------------------------------------------------------------------------------------------------------------
   Net amount recognized........................................................   (Yen) (9,211)    (Yen)(21,892)     $    (73,103)
====================================================================================================================================

    Assumptions used in determining costs of the Company's plan and the funded status information shown above are as follows:

                                           2001     2000    1999
----------------------------------------------------------------
Weighted-average discount rate             3.1%     3.1%    3.1%
Rate of increase in future
   compensation levels                     2.3%     2.1%    2.4%
Expected long-term rate of
   return on plan assets                   1.9%     2.3%    2.1%
----------------------------------------------------------------

    As described in Note 5, the Company contributed certain marketable equity securities to an employee retirement benefit trust in fiscal 2001. The securities held in this trust are qualified as plan assets under SFAS No.87.
    Certain foreign subsidiaries have various funded pension plans, of which the plan assets and the projected benefit obligations are calculated under the provisions of SFAS No. 87. The aggregated fair value of plan assets as of March 31, 2001 and 2000, was approximately (Yen)12,634 million ($100,270 thousand) and
(Yen)8,297 million, respectively, and the aggregated benefit obligations as of March 31, 2001 and 2000, were approximately (Yen)10,767 million ($85,452 thousand) and (Yen)7,865 million, respectively. Discount rates of 3.0% to 10.0% and expected long-term rates of return on plan assets of 7.0% to 9.0% were used as assumptions in determining the actuarial value of benefit obligations for the years ended March 31, 2001, 2000 and 1999.
    Certain domestic subsidiaries also have unfunded severance payment plans and/or pension plans similar to those of the Company for their employees with estimated projected benefit obligations of approximately (Yen)20,000 million ($158,730 thousand), and estimated accumulated benefit obligations of approximately (Yen)17,000 million ($134,921 thousand) as of March 31, 2001 which were approximately equal to the aggregated fair value of plan assets and accruals. The amounts of net periodic costs of certain foreign and domestic subsidiaries for the years ended March 31, 2001, 2000 and 1999, were (Yen)5,476 million ($43,460 thousand), (Yen)2,945 million and (Yen)2,901 million, respectively.
    Directors of the Company and domestic subsidiaries are primarily covered by unfunded retirement allowances plans.
    Under the unfunded plans described in the preceding paragraphs, the amounts required if all employees and directors had voluntarily terminated their employment at each balance-sheet date are fully accrued. The payments to directors are subject to shareholders' approval.
    During fiscal 1999, the Company and certain consolidated subsidiaries offered retirement incentive programs to employees. Expenses of (Yen)215 million and (Yen)6,476 million under this program were charged to income in fiscal 2000 and 1999, respectively, and paid or accrued severance payments for the employees who had accepted their entitlement to such programs up to March 31, 1999.
    Total expenses of all severance-payment and pension plan premiums charged to income for the years ended March 31, 2001, 2000 and 1999, were (Yen)15,033 million ($119,310 thousand), (Yen)14,140 million and (Yen)17,015 million, respectively. Total expenses of all severance payments for the years ended March 31, 2000 and 1999 included the additional severance payment under the retirement incentive programs paid up to March 31, 2000.
    Certain foreign subsidiaries have postretirement benefit plans other than pensions, which are primarily not funded. The accumulated postretirement benefit obligation at March 31, 2001 and 2000, was (Yen)6,413 million ($50,897 thousand) and (Yen)3,714 million, respectively, and the accrued post-retirement benefit obligation at March 31, 2001 and 2000, was (Yen)3,512 million ($27,873 thousand) and (Yen)2,955 million, respectively. The amounts of net periodic post-retirement benefits other than pensions for the years ended March 31, 2001, 2000 and 1999, were not material.

11. Shareholders' Equity
================================================================================
(1) Common Stock and Capital Surplus
Under the Commercial Code of Japan ("the Code"), certain issuance of common shares, including conversions of debt issued and exercises of warrants, are required to be credited to the common stock account for at least the greater of par value or 50% of the proceeds.
    The Code permits, upon approval of the Board of Directors, transfer of amounts from capital surplus to the common stock. Pursuant to resolutions of the Board of Directors, the Company from time to time has made free share distributions (Note 1). Such free share distributions have been accounted for by a transfer from capital surplus to common stock of the aggregate par value of shares issued or no change in common stock and capital surplus. Publicly owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders' record date by reducing retained earnings and increasing appropriate capital accounts by an amount equal to the fair value of the shares issued.
    If such United States practice had been applied to the cumulative free distributions made by the Company, capital surplus at March 31, 2001, would have been increased by (Yen)103,189 million ($818,960 thousand) with a corresponding decrease in unappropriated retained earnings. If all convertible bonds were converted at March 31, 2001, 28,260,914 shares of the Company's common stock would be issuable. At March 31, 2001 and 2000, affiliated companies owned 1,575,357 and 4,368,021 shares of the Company's common stock, respectively.

(2) Retirement of the Company's Outstanding Shares
The Code permits a company to retire a portion of its outstanding shares upon approval of the shareholders at the annual general shareholders' meeting or of the Board of Directors if stipulated in the Articles of Corporation. On November 10, 1997, the Board of Directors passed a resolution approving the purchase and the retirement of the outstanding shares of the Company up to a maximum aggregate acquisition cost of (Yen)10,000 million and up to a maximum of 15,000,000 shares.
    By March 31, 1999, the Company purchased 15,000,000 shares based on the resolution of the Board of Directors on November 10, 1997, and had retired shares totaling (Yen)9,203 million in 1998 and (Yen)570 million in 1999.
    On May 2, 2000, the Board of Directors passed a resolution approving the purchase and retirement of outstanding shares of the Company up to a maximum aggregate acquisition cost of (Yen)7,000 million ($55,556 thousand) and up to a maximum of 10,000,000 shares before the close of the next general shareholders' meeting in 2001 as permitted by the Company's Articles of Corporation.
    By May 17, 2000, the Company purchased and retired 10,000,000 shares having a market value of (Yen)6,340 million ($50,317 thousand) based on the resolution of the Board of Directors on May 2, 2000.

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

(4) Unappropriated Retained Earnings and Dividends
The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company's general books of account maintained in accordance with generally accepted Japanese accounting practices. The adjustments included in the accompanying financial statements but not recorded in the general books of account, as explained under "Basis of Financial Statements" in Note 1, have no effect on the determination of retained earnings available for dividends under the Code. In addition to the Code provision requiring an appropriation for legal reserve as discussed above, the Code imposes certain limitations on the amount of retained earnings available for dividends. Retained earnings of (Yen)264,970 million ($2,102,937 thousand), included in the Company's general books of account as of March 31, 2001, is not restricted by the limitations under the Code.
    The Code permits transfers, upon approval of shareholders, of a portion of unappropriated retained earnings available for dividends to capital stock account without issuance of any shares. Dividends are approved by the shareholders at the meeting held subsequent to the statutory fiscal period to which the dividends are applicable. A semiannual interim dividend payment may be made by resolution of the Board of Directors. Such dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period.
    On June 27, 2001, the shareholders authorized payment of a cash dividend totaling (Yen)2,866 million ($22,746 thousand) to shareholders of record on March 31, 2001. In accordance with the Code, the declaration of this dividend has not been reflected in the consolidated financial statements as of March 31, 2001. Dividends are reported in the Consolidated Statements of Shareholders' Equity when paid.

(5) Stock Option Plan
On June 28, 2000, the shareholders authorized the acquisition of 1,200,000 shares of the Company's common stock for the total consideration not exceeding
(Yen)1,000 million ($7,937 thousand) during the period up to the close of the following annual general shareholders' meeting in fiscal 2001. On June 29, 1999, the shareholders authorized the acquisition of 1,200,000 shares of the Company's common stock for the total consideration not exceeding (Yen)1,200 million during the period up to the close of the following annual general shareholders' meeting in fiscal 2000. On June 26, 1998, the shareholders authorized the acquisition of 1,000,000 shares of the Company's common stock for the total consideration not exceeding (Yen)1,000 million during the period up to the close of the following annual general shareholders' meeting in fiscal 1999. The Company intends to transfer such treasury shares to directors and certain employees under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is set to equal an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange at the date of the grant. Based on the resolutions of the shareholders' meeting on June 28, 2000, and June 29, 1999 and June 26, 1998, the Company acquired 1,200,000 shares, 1,200,000 shares and 1,000,000 shares of its common stock from the market for the plan during the years ended March 31, 2001, 2000 and 1999, respectively. The options vest 100% on each of the grant dates and were and will be exercisable from July 1, 2001, 2000 and 1999, respectively.
    SFAS No. 123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for a stock option. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25 ("Accounting for Stock Issued to Employees"), the former standard. The Company chose to use the intrinsic value measurement prescribed by APB Opinion No. 25 and no additional compensation cost was incurred in fiscal 2001, 2000 and 1999. Had compensation cost for the Company's stock option plans been determined consistent with SFAS No. 123, the Company's net income (loss) and net income (loss) per share for the years ended March 31, 2001, 2000 and 1999 would have been as follows:

                                                                                                                   Thousands of
                                                                      Millions of yen                              U.S. dollars
                                                       --------------------------------------------                ------------
                                                          2001             2000            1999                        2001
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss)..................................    (Yen)6,637      (Yen)13,451    (Yen)(12,648)                $    52,675

                                                                           Yen                                      U.S. cents
                                                       --------------------------------------------                ------------
                                                          2001             2000            1999                        2001
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share
   Basic...........................................    (Yen) 6.95      (Yen) 13.60    (Yen) (13.05)                        5.5c
   Diluted.........................................          6.95            13.51          (13.05)                        5.5
-------------------------------------------------------------------------------------------------------------------------------

    1.8% Japanese yen convertible bonds, due 2004, was excluded from the diluted net income (loss) per share calculation for fiscal 2001 and 1999 because the effect would have been antidilutive.
    The following table summarizes information about stock option activity for fiscal 2001 and 2000:

                                                                    Weighted average        Weighted
                                                   Number of         exercise price         average           Exercise price
                                                               -------------------------                    ------------------
                                                    shares       Yen        U.S. dollars  remaining life     Low        High
------------------------------------------------------------------------------------------------------------------------------
Outstanding at March 31, 1999...................   1,000,000   (Yen)700
Granted.........................................   1,200,000   (Yen)820
Exercised.......................................          --         --
Cancelled or Expired............................    (20,000)   (Yen)820
------------------------------------------------------------------------------------------------------------------------------
Outstanding at March 31, 2000...................   2,180,000   (Yen)765
Granted.........................................   1,200,000   (Yen)758      $    6.02
Exercised.......................................    (10,000)   (Yen)700      $    5.56
Cancelled or Expired............................          --         --
------------------------------------------------------------------------------------------------------------------------------
Outstanding at March 31, 2001...................   3,370,000   (Yen)763      $    6.06      4.22 years      (Yen)700  (Yen)820

[Exercisable at March 31, 2000].................   1,000,000   (Yen)700
[Exercisable at March 31, 2001].................   2,170,000   (Yen)765      $    6.07
------------------------------------------------------------------------------------------------------------------------------

    The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

                                  2001           2000            1999
------------------------------------------------------------------------
Grant-date fair value.....  (Yen)230($1.83)    (Yen)207        (Yen)270
Expected life.............      6 years         6 years         6 years
Risk-free rate............       1.47%           1.23%           1.35%
Expected volatility.......      32.00%          29.00%          44.00%
Expected dividend yield...       0.79%           0.63%           1.14%
------------------------------------------------------------------------

    On June 27, 2001, the shareholders authorized the acquisition of 1,100,000 shares of the Company's common stock for the total consideration not exceeding
(Yen)1,000 million ($7,937 thousand), with the same conditions as the aggregated acquisition of 3,400,000 shares made prior to March 31, 2001.

12. Other Comprehensive Income (Loss)
================================================================================

Accumulated other comprehensive income (loss) at March 31, 2001, 2000 and 1999, is as follows:

                                                                                                                       Thousands of
                                                                                      Millions of yen                  U.S. dollars
                                                                       ------------------------------------------     --------------
                                                                           2001           2000           1999               2001
------------------------------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments:
   Balance, beginning of year.......................................   (Yen)(39,724)   (Yen)(24,159)    (Yen)(15,706)   $  (315,270)
   Aggregate adjustment for the year resulting from
     translation of foreign currency financial statements...........         10,384         (15,565)          (8,453)        82,412
------------------------------------------------------------------------------------------------------------------------------------
   Balance, end of year.............................................   (Yen)(29,340)   (Yen)(39,724)    (Yen)(24,159)   $  (232,858)
====================================================================================================================================
Net unrealized holding gains on securities available for sale:
   Balance, beginning of year.......................................   (Yen) 23,467    (Yen) 25,650     (Yen) 20,803    $   186,246
   Net increase (decrease)..........................................        (16,218)         (2,183)           4,847       (128,714)
------------------------------------------------------------------------------------------------------------------------------------
   Balance, end of year.............................................   (Yen)  7,249    (Yen) 23,467     (Yen) 25,650    $    57,532
====================================================================================================================================
Pension liability adjustments:
   Balance, beginning of year.......................................   (Yen) (3,333)   (Yen) (8,927)     (Yen)(5,268)   $   (26,452)
   Adjustment for the year..........................................         (3,780)          5,594           (3,659)       (30,000)
------------------------------------------------------------------------------------------------------------------------------------
   Balance, end of year.............................................   (Yen) (7,113)   (Yen) (3,333)     (Yen)(8,927)   $   (56,452)
====================================================================================================================================
Total accumulated comprehensive income (loss)
   Balance, beginning of year.......................................   (Yen)(19,590)   (Yen) (7,436)     (Yen)  (171)   $  (155,476)
   Adjustment for the year..........................................         (9,614)        (12,154)          (7,265)       (76,302)
------------------------------------------------------------------------------------------------------------------------------------
   Balance, end of year.............................................   (Yen)(29,204)   (Yen)(19,590)     (Yen)(7,436)   $  (231,778)
====================================================================================================================================

   Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

                                                                                                   Millions of yen
                                                                                ----------------------------------------------------
                                                                                                      Tax (expense)     Net of tax
                                                                                  Pretax amount        or benefit         amount
------------------------------------------------------------------------------------------------------------------------------------
2001:
Foreign currency translation adjustments....................................      (Yen)  10,384        (Yen)    --     (Yen) 10,384
Net unrealized holding gains on securities available for sale:
   Unrealized holding gains or (losses) arising during the year.............            (40,774)            17,019          (23,755)
   Less: reclassification adjustment for (gains) or losses
     included in net income (loss)..........................................             11,374             (3,837)           7,537
------------------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses)...............................................            (29,400)            13,182          (16,218)
Pension liability adjustments...............................................             (6,488)             2,708           (3,780)
------------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)...........................................      (Yen) (25,504)       (Yen)15,890     (Yen) (9,614)
====================================================================================================================================

                                                                                            Millions of yen
                                                                        -----------------------------------------------------
                                                                                             Tax (expense)      Net of tax
                                                                          Pretax amount       or benefit          amount
-----------------------------------------------------------------------------------------------------------------------------
2000:
Foreign currency translation adjustments............................        (Yen)(15,565)     (Yen)    --      (Yen)(15,565)
Net unrealized holding gains on securities available for sale:
   Unrealized holding gains or (losses) arising during the year.....               2,585           (1,079)            1,506
   Less: reclassification adjustment for (gains) or losses
     included in net income (loss)..................................              (6,848)           3,159            (3,689)
-----------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses).......................................              (4,263)           2,080            (2,183)
Pension liability adjustments.......................................              10,555           (4,961)            5,594
-----------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)...................................        (Yen) (9,273)     (Yen)(2,881)     (Yen)(12,154)
=============================================================================================================================
1999:
Foreign currency translation adjustments............................        (Yen) (8,453)     (Yen)    --      (Yen) (8,453)
Net unrealized holding gains on securities available for sale:
   Unrealized holding gains or (losses) arising during the year.....              (3,932)           1,723            (2,209)
   Less: reclassification adjustment for (gains) or losses
     included in net income (loss)..................................               9,182           (2,126)            7,056
-----------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses).......................................               5,250             (403)            4,847
Pension liability adjustments.......................................              (6,904)           3,245            (3,659)
-----------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)...................................        (Yen)(10,107)     (Yen) 2,842      (Yen) (7,265)
=============================================================================================================================

                                                                                       Thousands of U.S. dollars
-----------------------------------------------------------------------------------------------------------------------------
2001:
Foreign currency translation adjustments                                    $     82,412      $        --      $     82,412
Net unrealized holding gains on securities available for sale:
   Unrealized holding gains or (losses) arising during the year                 (323,603)         135,071          (188,532)
   Less: reclassification adjustment for (gains) or losses
     included in net income (loss)                                                90,270          (30,452)           59,818
-----------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses)                                                   (233,333)         104,619          (128,714)
Pension liability adjustments                                                    (51,492)          21,492           (30,000)
-----------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                           $   (202,413)     $   126,111      $    (76,302)
=============================================================================================================================

13. Income Taxes
================================================================================
Income (loss) before income taxes, minority interests and equity in earnings for the years ended March 31, 2001, 2000 and 1999, is as follows:

                                                                                                                Thousands of
                                                                               Millions of yen                  U.S. dollars
                                                               ----------------------------------------------  --------------
                                                                   2001            2000              1999           2001
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes:
   Domestic.................................................   (Yen) 32,703     (Yen) 13,431     (Yen)(20,598)  $   259,548
   Foreign..................................................        (12,639)           5,964           10,994      (100,310)
-----------------------------------------------------------------------------------------------------------------------------
                                                               (Yen) 20,064     (Yen) 19,395     (Yen) (9,604)  $   159,238
=============================================================================================================================
Income taxes:
   Current--
     Domestic...............................................   (Yen) 21,331     (Yen) 11,542     (Yen) 11,108   $   169,294
     Foreign................................................           (379)           6,616            7,975        (3,008)
-----------------------------------------------------------------------------------------------------------------------------
                                                                     20,952           18,158           19,083       166,286
-----------------------------------------------------------------------------------------------------------------------------
   Deferred--
     Domestic...............................................         (4,691)          (9,403)         (15,105)      (37,230)
     Foreign................................................         (2,546)           1,195           (1,917)      (20,207)
-----------------------------------------------------------------------------------------------------------------------------
                                                                     (7,237)          (8,208)         (17,022)      (57,437)
-----------------------------------------------------------------------------------------------------------------------------
Total.......................................................   (Yen) 13,715     (Yen)  9,950     (Yen)  2,061   $   108,849
=============================================================================================================================

Total income taxes recognized for the years ended March 31, 2001, 2000 and 1999 were applicable to the following:

                                                                                                                       Thousands of
                                                                                Millions of yen                        U.S. dollars
                                                                    --------------------------------------            --------------
                                                                         2001        2000         1999                     2001
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes, minority interests
  and equity in earnings........................................    (Yen) 13,715  (Yen) 9,950  (Yen) 2,061              $ 108,849
Other comprehensive income (loss):
   Net unrealized holding gains (losses) on securities
 available for sale.............................................         (13,182)      (2,080)         403               (104,619)
   Pension liability adjustments................................          (2,708)       4,961       (3,245)               (21,492)
------------------------------------------------------------------------------------------------------------------------------------
Total income taxes..............................................    (Yen) (2,175) (Yen)12,831  (Yen)  (781)             $ (17,262)
====================================================================================================================================

   Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 2001 and 2000, are as follows:

                                                                                                                       Thousands of
                                                                                  Millions of yen                      U.S. dollars
                                                                         ---------------------------------            --------------
                                                                             2001                2000                      2001
------------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Unrealized intercompany profit...................................     (Yen) 30,881         (Yen) 29,734              $ 245,087
   Allowances provided, not yet recognized for tax..................            4,336                6,923                 34,413
   Accrued expenses.................................................           15,559                5,099                123,484
   Inventories......................................................            6,060                7,823                 48,095
   Net operating loss carryforwards.................................           30,309               30,608                240,548
   Research and development expenses................................            8,559               10,712                 67,929
   Other............................................................            2,503                6,133                 19,865
   Less valuation allowance.........................................          (19,976)             (20,551)              (158,540)
------------------------------------------------------------------------------------------------------------------------------------
                                                                         (Yen) 78,231         (Yen) 76,481              $ 620,881
====================================================================================================================================
Deferred tax liabilities:
   Unrealized holding gains on securities available for sale........     (Yen)  4,604         (Yen) 23,088              $  36,540
   Deferral of profit from installment sales........................            5,126                5,664                 40,682
   Deferred gains on sales of property for tax purposes.............           21,156               26,828                167,905
   Other............................................................            5,073                2,543                 40,262
------------------------------------------------------------------------------------------------------------------------------------
                                                                         (Yen) 35,959         (Yen) 58,123              $ 285,389
====================================================================================================================================

   The net change in the total valuation allowance for the years ended March 31, 2001 and 2000, was a decrease of (Yen)575 million ($4,563 thousand) and an increase of (Yen)139 million, respectively.

   Income taxes in Japan applicable to the companies, imposed by the national, prefecture and municipal governments, in the aggregate result in a normal statutory tax rate of approximately 41.7% for the year ended March 31, 2001 and 2000, and 47.0% for the year ended March 31, 1999. However, due to a change in Japanese income tax regulations, effective April 1, 1999, the normal statutory tax rate was reduced to approximately 41.7% and such a rate was used in calculating the deferred taxes at March 31, 2001, 2000 and 1999.

   The overall effective tax rates reflected in the consolidated statements of income (income taxes as a percentage of income (loss) before income taxes, minority interests and equity in earnings) for the years ended March 31, 2001, 2000 and 1999, were 68.4%, 51.3% and 21.5%, respectively.

   The differences between the normal tax rates and the effective tax rates for the years ended March 31, 2001, 2000 and 1999, are summarized as follows:

                                                                                         2001              2000           1999
------------------------------------------------------------------------------------------------------------------------------------
Normal tax rate.......................................................................   41.7%             41.7%         (47.0)%
Increase (decrease) in tax rates resulting from:
   Operating losses of subsidiaries...................................................   23.1               6.1           70.5
   Expenses not deductible for tax purposes...........................................    6.6              11.1           11.6
   Realization of tax benefits on operating losses of subsidiaries....................   (1.3)             (0.4)          (1.0)
   Income of foreign subsidiaries taxed at lower than Japanese normal rate............   (5.0)             (5.9)         (17.5)
   Effect of tax rate change..........................................................     --                --            3.8
   Other, net.........................................................................    3.3              (1.3)           1.1
------------------------------------------------------------------------------------------------------------------------------------
Effective tax rate....................................................................   68.4%             51.3%          21.5%
====================================================================================================================================

    Foreign subsidiaries are subject to income taxes of the countries in which they operate.
    At March 31, 2001 and 2000, no deferred tax liabilities were recognized for undistributed earnings of foreign subsidiaries and affiliated companies aggregating (Yen)36,161 million ($286,992 thousand) and (Yen)40,063 million, respectively, because the Company currently does not expect those earnings to be distributed and/or believes that no material additional taxation would result should they be distributed to the Company under the current circumstances.
    At March 31, 2001, certain subsidiaries had operating loss carryforwards aggregating approximately (Yen)79,535 million ($631,230 thousand), which may be used as a deduction in determining taxable income in future periods. The operating loss carryforwards of (Yen)63,688 million ($505,461 thousand) expire through December 31, 2020, while the remainder have an indefinite carryforward period.

14. Rent Expenses
--------------------------------------------------------------------------------

     The companies leases office space and equipment, employees' housing, etc., under cancelable and noncancelable operating lease agreements. Rent expenses under such leases amounted to (Yen)16,128 million ($128,000 thousand),
(Yen)13,468 million and (Yen)10,680 million, respectively, for the years ended March 31, 2001, 2000 and 1999. Certain lease contracts for equipment that would be classified as capital lease in conformity with SFAS No.13 were capitalized.
    At March 31, 2001, the future minimum lease payments under these leases are as follows:

                                                                  Millions of yen                   Thousands of U.S. dollars
                                                        ------------------------------------  ------------------------------------
                                                          Capital  Operaing lease               Capital  Operaing lease
Year ending                                               leases     commitment     Total       leases    commitments       Total
----------------------------------------------------------------------------------------------------------------------------------
2002.................................................   (Yen) 4,665  (Yen) 3,202   (Yen) 7,867   $ 37,024    $ 25,413     $ 62,437
2003.................................................         3,846        3,209         7,055     30,524      25,468       55,992
2004.................................................         3,213        3,727         6,940     25,500      29,579       55,079
2005.................................................         1,940        3,318         5,258     15,397      26,333       41,730
2006.................................................         1,107        3,313         4,420      8,786      26,293       35,079
Thereafter...........................................         1,711        1,714         3,425     13,579      13,604       27,183
----------------------------------------------------------------------------------------------------------------------------------
Total minimum lease payments.........................   (Yen)16,482  (Yen)18,483   (Yen)34,965   $130,810    $146,690     $277,500
----------------------------------------------------------------------------------------------------------------------------------
Less: amounts representing interest..................        (1,289)                              (10,231)
-------------------------------------------------------------------                              --------
Present value of net minimum capital lease payments..   (Yen)15,193                              $120,579
===================================================================                              ========

15. Research and Development and Advertising Expenses
--------------------------------------------------------------------------------

Research and development expenses charged to costs and expenses for the years ended March 31, 2001, 2000 and 1999, amounted to (Yen)45,282 million ($359,381 thousand), (Yen)42,460 million and (Yen)45,712 million, respectively.
    Advertising expenses charged to costs and expenses as incurred for the years ended March 31, 2001, 2000 and 1999, amounted to (Yen)5,369 million ($42,611 thousand), (Yen)4,327 million and (Yen)5,579 million, respectively.

16. Net Income (Loss) per Share
--------------------------------------------------------------------------------

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations is as follows:

                                                                                                                 Thousands of
                                                                                Millions of yen                  U.S. dollars
                                                                  -----------------------------------------      --------------
                                                                        2001        2000          1999               2001
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss)..........................................       (Yen)6,913    (Yen)13,395   (Yen)(12,378)            $54,865
Effect of dilutive securities:
   1.8% Japanese yen convertible bonds, due 2004...........               --            300             --                  --
Diluted net income (loss)..................................       (Yen)6,913    (Yen)13,695   (Yen)(12,378)            $54,865
===============================================================================================================================

                                                                              Number of shares
                                                                --------------------------------------------
                                                                     2001           2000             1999
------------------------------------------------------------------------------------------------------------
Average common shares outstanding, less treasury stocks....      955,250,229     967,057,543     968,941,887
Dilutive effect of:
   1.8% Japanese yen convertible bonds, due 2004...........               --     28,260,914               --
------------------------------------------------------------------------------------------------------------
Diluted common shares outstanding..........................      955,250,229     995,318,457     968,941,887
============================================================================================================

                                                  Yen                 U.S. cents
                                   ---------------------------------  ----------
                                     2001       2000         1999       2001
Net income (loss) per share:

Basic........................... (Yen)7.24  (Yen)13.85  (Yen)(12.77)   5.7(cent)
Diluted.........................      7.24       13.76       (12.77)   5.7(cent)

    1.8% Japanese yen convertible bonds, due 2004, was excluded from the net diluted income (loss) per share calculation for fiscal 2001 and 1999 because the effect would have been antidilutive.

17. Commitments and Contingent Liabilities
--------------------------------------------------------------------------------

At March 31, 2001, the companies were contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of
(Yen)8,705 million ($69,087 thousand) (Note 3) and also as guarantors of indebtedness of others, including letters of awareness and keep-well agreements aggregating (Yen)29,485 million ($234,008 thousand), including (Yen)2,274 million ($18,048 thousand) relating to affiliated companies. With regard to sale of a subsidiary, the Company guarantees to the purchaser to pay up to (Yen)4,258 million ($33,794 thousand) as of March 31, 2001 relating to the credit risk of subsidiary's outstanding receivables at the time of the sale. Management of the Company believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

    Commitments for capital expenditures outstanding at March 31, 2001, aggregated approximately (Yen)600 million ($4,762 thousand).

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

18. Derivative Financial Instruments
--------------------------------------------------------------------------------

The companies utilize derivative financial instruments such as interest rate swap agreements and foreign exchange contracts to reduce market risks of changes in interest rates on interest payment and receipt and changes in currency exchange rates on assets and liabilities. The companies do not enter into derivative financial transactions for trading or speculation purposes.

    The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but they do not expect any counterparties to fail to meet their obligations because of the high credit rating of the counterparties. The primary derivative instruments used by the companies are as follows:

(1) Interest Rate Swap and Cap Agreements
Financial Instruments Qualifying as Hedge

The companies have entered into interest rate swap and cap agreements, partly concurrent with currency swap agreements for the purpose of managing their interest rate and foreign currency exposure for certain short-term and long-term debts and investment securities in an aggregate notional amount of (Yen)254,848 million ($2,022,603 thousand) and (Yen)210,615 million at March 31, 2001 and 2000, respectively.

Financial Instruments Not Qualifying as Hedge

The Company has entered into interest rate swap contracts as a means of managing the Company and its group companies' interest rate exposures for short-term and long-term debts in a notional amount of (Yen)40,600 million ($322,222 thousand) and (Yen)40,000 million at March 31, 2001 and 2000, respectively. These contracts do not qualify as a hedge and are accounted for accordingly as more fully explained in Note 1 (12). (2) Foreign Exchange Contracts Notional principal amounts of foreign exchange contracts outstanding at March 31, 2001 and 2000, are set forth below.

                                                                Thousands of
                                           Millions of yen      U.S. dollars
                                       -----------------------  ------------
                                           2001        2000          2001
----------------------------------------------------------------------------
Forwards and options:
   To sell foreign currencies          (Yen)33,074 (Yen)28,755      $262,492
   To purchase foreign currencies           28,528      19,196       226,413
   Options (purchased)                       3,395          --        26,944
----------------------------------------------------------------------------

    The companies enter into forward foreign exchange contracts and options to hedge existing assets and liabilities and certain sale commitments denominated in foreign currencies (principally U.S. dollar and Euro). The terms of these foreign exchange contracts rarely extend beyond three months except for those related to long-term debts denominated in foreign currencies which have the same terms as the underlying debts.

    Net foreign currency transaction gains of (Yen)2,908 million
($23,079 thousand), losses of (Yen)4,323 million, and losses of (Yen)2,596 million for the years ended March 31, 2001, 2000 and 1999, respectively, were included in the determination of net income (loss).

19. The Fair Value of Financial Instruments
--------------------------------------------------------------------------------
(1) Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivables, Other Current Assets, Short-Term Debt, Trade Notes and Accounts Payables, and Other Current Liabilities
The carrying amount approximates fair value because of the short maturity of these instruments.

(2) Investment Securities
The fair values of investment securities available for sale are based on quoted market prices.

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

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, as of March 31, 2001 and 2000, are summarized as follows:

                                                                                                              Thousands of
                                                                   Millions of yen                            U.S. dollars
                                                ----------------------------------------------------    ------------------------
                                                           2001                     2000                        2001
--------------------------------------------------------------------------------------------------------------------------------
                                                    Carrying    Estimated     Carrying   Estimated       Carrying    Estimated
                                                     amount     fair value     amount    fair value       amount     fair value
--------------------------------------------------------------------------------------------------------------------------------
Investment securities........................   (Yen) 68,788  (Yen) 68,788 (Yen)116,154  (Yen)116,154   $  545,937   $  545,937
Long-term debt, including current portion....        272,375       272,645      299,595       299,622    2,161,707    2,163,849
Derivatives:
   Foreign exchange contracts
     Assets..................................            574         1,544          190           466        4,556       12,254
     Liabilities.............................            549         1,912           94           333        4,357       15,175
   Interest rate swap and cap agreements
     Assets..................................            312         4,312           45        15,333        2,476       34,222
     Liabilities.............................          1,050         4,876           --           629        8,333       38,698
--------------------------------------------------------------------------------------------------------------------------------

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

20. Business Segment Information
--------------------------------------------------------------------------------

Under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services.

    The companies operate on a worldwide basis principally with three operating segments: 1) Construction and mining equipment, 2) Electronics, 3) Others. Prior to fiscal 2000, the Company disclosed the five operating segments:

1) Construction and mining equipment, 2) Electronics, 3) Civil engineering and construction, 4) Industrial machinery, and 5) Others. However, due to the change of the business operation, including the sale of major subsidiary namely Komatsu Construction Ltd. which belonged to the civil engineering and construction segment, the management of the Company has reduced the operating segments from five to three segments from fiscal 2001, and accordingly the segment disclosures for fiscal 2000 and 1999 have been restated.

    The following tables present certain information regarding the companies' operating segments and geographic information at March 31, 2001, 2000 and 1999, and for the years then ended:


Operating segments:                                                                                            Thousands of
                                                                       Millions of yen                         U.S. dollars
                                                      -------------------------------------------------     ----------------
                                                             2001           2000             1999                  2001
----------------------------------------------------------------------------------------------------------------------------
Net sales:
   Construction and mining equipment--
     Customers.....................................   (Yen)   718,147  (Yen)  747,647   (Yen)  765,802       $     5,699,579
     Intersegment..................................             7,400          12,485              963                58,730
----------------------------------------------------------------------------------------------------------------------------
        Total......................................           725,547         760,132          766,765             5,758,309
   Electronics--
     Customers.....................................           117,745          90,335           86,608               934,484
     Intersegment..................................               492              80              102                 3,905
----------------------------------------------------------------------------------------------------------------------------
        Total......................................           118,237          90,415           86,710               938,389
   Others--
     Customers.....................................           260,477         217,672          209,187             2,067,278
     Intersegment..................................            49,221          59,982           43,057               390,643
----------------------------------------------------------------------------------------------------------------------------
        Total......................................           309,698         277,654          252,244             2,457,921
   Elimination.....................................           (57,113)        (72,547)         (44,122)             (453,278)
----------------------------------------------------------------------------------------------------------------------------
   Consolidated....................................   (Yen) 1,096,369  (Yen)1,055,654   (Yen)1,061,597       $     8,701,341
============================================================================================================================
Operating income (loss):
   Construction and mining equipment...............   (Yen)    22,203  (Yen)   28,489   (Yen)   32,697       $       176,214
   Electronics.....................................             2,887          (9,839)         (18,074)               22,913
   Others..........................................             6,450           1,171           (5,533)               51,190
----------------------------------------------------------------------------------------------------------------------------
     Total.........................................            31,540          19,821            9,090               250,317
   Corporate expenses and elimination..............            (3,725)         (2,503)          (4,809)              (29,563)
----------------------------------------------------------------------------------------------------------------------------
   Consolidated operating income...................            27,815          17,318            4,281               220,754
   Interest and other income.......................            30,718          55,857           25,655               243,794
   Interest expense................................            22,194          24,392           21,219               176,143
   Other expenses..................................            16,275          29,388           18,321               129,167
----------------------------------------------------------------------------------------------------------------------------
   Consolidated income (loss) before income taxes..   (Yen)    20,064  (Yen)   19,395   (Yen)   (9,604)      $      (159,238)
============================================================================================================================
Identifiable assets:
   Construction and mining equipment...............   (Yen)   868,611  (Yen)  672,031   (Yen)  813,854       $     6,893,738
   Electronics.....................................           240,592         231,317          263,951             1,909,460
   Others..........................................           254,960         231,989          183,884             2,023,492
   Corporate assets and elimination................            39,032         239,943          262,911               309,778
----------------------------------------------------------------------------------------------------------------------------
   Consolidated....................................   (Yen) 1,403,195  (Yen)1,375,280   (Yen)1,524,600       $    11,136,468
============================================================================================================================
Depreciation and amortization:
   Construction and mining equipment...............   (Yen)    32,317  (Yen)   32,166   (Yen)   29,087       $       256,484
   Electronics.....................................            20,210          20,860           16,328               160,397
   Others..........................................            11,388           8,474            6,735                90,381
----------------------------------------------------------------------------------------------------------------------------
   Consolidated....................................   (Yen)    63,915  (Yen)   61,500   (Yen)   52,150       $       507,262
============================================================================================================================
Capital expenditures:
   Construction and mining equipment...............   (Yen)    47,380  (Yen)   37,989   (Yen)   48,599       $       376,031
   Electronics.....................................            16,476          13,089           61,854               130,762
   Others..........................................            15,454           6,650            4,421               122,651
----------------------------------------------------------------------------------------------------------------------------
   Consolidated....................................   (Yen)    79,310  (Yen)   57,728   (Yen)  114,874       $       629,444
============================================================================================================================

     Transfer between segments are made at arm's-length prices. Operating income
(loss) is sales less costs and operating expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes.

Geographic information:

Net sales recognized by sales destination for the years ended March 31, 2001, 2000 and 1999 are as follows:

                                                                                                          Thousands of
                                                                    Millions of yen                       U.S. dollars
                                                ---------------------------------------------------   -----------------
                                                       2001               2000              1999            2001
-----------------------------------------------------------------------------------------------------------------------
Japan...................................        (Yen)  586,865     (Yen)  553,822    (Yen)  523,946      $   4,657,659
Americas................................               241,091            242,609           272,091          1,913,421
Europe..................................               126,479            123,633           119,270          1,003,801
Asia (excluding Japan) and Oceania......               117,136             99,558            96,853            929,651
Middle East and Africa..................                24,798             36,032            49,437            196,809
-----------------------------------------------------------------------------------------------------------------------
Consolidated net sales..................        (Yen)1,096,369     (Yen)1,055,654    (Yen)1,061,597      $   8,701,341
=======================================================================================================================

Net sales recognized by geographic origin and long-lived assets at March 31, 2001, 2000 and 1999, and for the years then ended are as follows:

                                                                                        Thousands of
                                                 Millions of yen                        U.S. dollars
                                   ------------------------------------------------  ----------------
                                          2001           2000             1999              2001
-----------------------------------------------------------------------------------------------------
Net sales:
   Japan.......................    (Yen)  662,025   (Yen)  615,580  (Yen)  601,583      $   5,254,167
   U.S.A.......................           241,745          245,002         281,337          1,918,611
   Europe......................           112,257          114,742         114,247            890,928
   Other.......................            80,342           80,330          64,430            637,635
-----------------------------------------------------------------------------------------------------
     Total.....................    (Yen)1,096,369   (Yen)1,055,654  (Yen)1,061,597      $   8,701,341
=====================================================================================================
Long-lived assets:
   Japan.......................    (Yen)  320,194   (Yen)  277,693  (Yen)  310,412      $   2,541,222
   U.S.A.......................           139,132          134,991         159,899          1,104,222
   Europe......................             9,664            9,032          17,997             76,699
   Other.......................            32,670           26,087          25,962            259,286
-----------------------------------------------------------------------------------------------------
     Total.....................    (Yen)  501,660   (Yen)  447,803  (Yen)  514,270      $   3,981,429
=====================================================================================================

    No individual country within Europe or other areas had a material impact on net sales or long-lived assets. There were no sales to a single major external customer for the years ended March 31, 2001, 2000 and 1999.

    The following information shows net sales and operating income (loss) recognized by geographic origin for the years ended March 31, 2001, 2000 and 1999. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:


                                                                                                    Thousands of
                                                             Millions of Yen                         U.S. dollars
                                             -------------------------------------------------     --------------
                                                   2001             2000              1999              2001
-----------------------------------------------------------------------------------------------------------------
Net sales:
Japan--
   Customers...........................      (Yen)  662,025   (Yen)  615,580    (Yen)  601,583        $ 5,254,167
   Intersegment........................             142,645          143,569           152,148          1,132,103
-----------------------------------------------------------------------------------------------------------------
     Total.............................             804,670          759,149           753,731          6,386,270
Americas--
   Customers...........................             242,182          245,367           287,006          1,922,079
   Intersegment........................              10,194            8,624            12,778             80,905
-----------------------------------------------------------------------------------------------------------------
     Total.............................             252,376          253,991           299,784          2,002,984
Europe--
   Customers...........................             112,257          114,742           114,247            890,928
   Intersegment........................              13,551           14,665             7,267            107,548
-----------------------------------------------------------------------------------------------------------------
     Total.............................             125,808          129,407           121,514            998,476
Others--
   Customers...........................              79,905           79,965            58,761            634,167
   Intersegment........................               3,652            4,750             4,174             28,984
-----------------------------------------------------------------------------------------------------------------
     Total.............................              83,557           84,715            62,935            663,151
Elimination............................            (170,042)        (171,608)         (176,367)        (1,349,540)
-----------------------------------------------------------------------------------------------------------------
Consolidated...........................      (Yen)1,096,369   (Yen)1,055,654    (Yen)1,061,597        $ 8,701,341
=================================================================================================================

                                                                                                       Thousands of
                                                                 Millions of Yen                       U.S. dollars
                                                  --------------------------------------------        --------------
                                                       2001           2000             1999                2001
--------------------------------------------------------------------------------------------------------------------
Operating income (loss):
   Japan................................       (Yen)   29,253  (Yen)      955   (Yen)  (10,052)         $   232,167
   Americas.............................               (2,302)         12,354            7,594              (18,270)
   Europe...............................                5,945           4,284            9,253               47,182
   Others...............................                  364           2,202              534                2,889
   Corporate and elimination............               (5,445)         (2,477)          (3,048)             (43,214)
--------------------------------------------------------------------------------------------------------------------
   Consolidated.........................       (Yen)   27,815  (Yen)   17,318   (Yen)    4,281          $   220,754
====================================================================================================================
Identifiable assets:
   Japan................................       (Yen)1,030,872  (Yen)  941,282   (Yen)  982,542          $ 8,181,524
   Americas.............................              343,967         289,123          341,301            2,729,897
   Europe...............................               83,389          73,560           90,810              661,817
   Others...............................               98,057          83,760           89,151              778,230
   Corporate assets and elimination.....             (153,090)        (12,445)          20,796           (1,215,000)
--------------------------------------------------------------------------------------------------------------------
   Consolidated.........................       (Yen)1,403,195  (Yen)1,375,280   (Yen)1,524,600          $11,136,468
====================================================================================================================
Overseas sales:
   Americas.............................       (Yen)  241,091  (Yen)  242,609   (Yen)  272,091          $ 1,913,421
   Europe...............................              126,479         123,633          119,270            1,003,801
   Others...............................              141,934         135,590          146,290            1,126,460
-------------------------------------------------------------------------------------------------------------------
   Total................................       (Yen)  509,504  (Yen)  501,832   (Yen)  537,651          $    43,682
====================================================================================================================

     Transfer between segments are made at arm's-length prices. Operating income
(loss) is sales less costs and operating expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes.

Report of Independent Public Accountants


To the Shareholders and the Board of Directors of Komatsu Ltd.:

We have audited the accompanying consolidated balance sheets of KOMATSU LTD. (a Japanese corporation) and consolidated subsidiaries as of March 31, 2001 and March 31, 2000-as restated (see Note 1.(3)) and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2001, expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and consolidated subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America (see Note 1).

In our opinion, the amounts translated into U.S. dollars in the accompanying consolidated financial statements have been computed on the basis set forth in
Note 1.

/s/ Arthur Andersen

Tokyo, Japan
June 28, 2001

                  KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES
                  ------------------------------------------


            SUPPLEMENTAL NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        TO CONFORM WITH REGULATION S-X
          -----------------------------------------------------------


A.   TRADE NOTES AND ACCOUNTS RECEIVABLE

     Interest charged on installment receivables ranges principally from 2.6% to 5.3% annually.

     At March 31, 2001 and 2000 trade notes and accounts receivable were comprised of the following:

                                                                                                Thousands of
                                                                Millions of Yen                 U.S. dollars
                                                       ----------------------------------      --------------
                                                            2001                 2000                2001
                                                       --------------      --------------      --------------
     Notes:
      Affiliated companies                               (Yen)  1,154        (Yen)  1,184      $        9,159
      Other                                                   137,933             137,205           1,094,706
                                                         ------------        ------------      --------------
          Total                                               139,087             138,389           1,103,865
                                                         ------------        ------------      --------------

     Accounts:
      Affiliated companies                                     46,573              42,866             369,627
      Other                                                   222,934             204,256           1,769,317
                                                         ------------        ------------      --------------
          Total                                               269,507             247,122           2,138,944
                                                         ------------        ------------      --------------

     Unearned interest                                         (2,938)             (4,851)            (23,317)
     Allowance for doubtful receivables                       (10,998)            (12,208)            (87,286)
                                                         ------------        ------------      --------------
          Total                                          (Yen)394,658        (Yen)368,452      $    3,132,206
                                                         ============        ============      ==============

B.   DEFERRED INCOME TAXES AND OTHER CURRENT ASSETS

     At March 31, 2001 and 2000 deferred income taxes and other current assets were comprised of the following:

                                                                                              Thousands of
                                                                 Millions of Yen              U.S. dollars
                                                       ---------------------------------     -------------
                                                            2001               2000                2001
                                                       --------------     --------------     -------------
     Prepaid expenses                                    (Yen)  3,909       (Yen)  2,744     $      31,024
     Short-term loans receivable:
      Affiliated companies                                     16,447             19,200           130,532
      Other                                                    21,093             26,083           167,405
                                                       --------------     --------------     -------------
          Total                                                37,540             45,283           297,937
                                                       --------------     --------------     -------------

     Deferred income taxes                                     26,937             29,346           213,786
     Other                                                     26,413             15,974           209,626
                                                       --------------     --------------     -------------
          Total                                          (Yen) 94,799       (Yen) 93,347     $     752,373
                                                       ==============     ==============     =============

C.   DEFERRED INCOME TAXES AND OTHER CURRENT LIABILITIES

     At March 31, 2001 and 2000 deferred income taxes and other current liabilities comprised of the following:

                                                                                              Thousands of
                                                                 Millions of Yen              U.S. dollars
                                                         -------------------------------     --------------
                                                             2001              2000                 2001
                                                         ------------       ------------     --------------
     Accrued expenses                                    (Yen)113,161       (Yen) 97,577     $      898,103
     Customers' advances and employees' deposits               17,897             15,816            142,040
     Deferred income taxes                                        576              4,983              4,571
                                                         ------------       ------------     --------------
          Total                                          (Yen)131,634       (Yen)118,376     $    1,044,714
                                                         ============       ============     ==============

D.   UNAPPROPRIATED RETAINED EARNINGS

     At March 31, 2001 consolidated unappropriated retained earnings included the companies' share of undistributed earnings of 50% or less owned companies accounted for by the equity method amounting to (Yen)6,352 million ($50,413 thousand).


E.   INTEREST AND OTHER INCOME

     Interest and other income for the years ended March 31, 2001, 2000 and 1999 were comprised of the following:

                                                                                                        Thousands of
                                                                 Millions of Yen                        U.S. dollars
                                                 -----------------------------------------------       --------------
                                                    2001              2000              1999                 2001
                                                 -----------       -----------       -----------       --------------
     Interest and other income:
      Interest-
        Installment receivables                  (Yen) 6,755       (Yen) 6,842       (Yen) 7,521       $     53,611
        Other                                          3,622             5,028             6,020             28,746
      Dividends                                        1,073             1,062             1,880              8,516
      Net gain on sale of marketable securities
       and investments                                11,991            16,993                --             95,167
      Gain on sale of property                         3,440            23,777             7,912             27,302
      Insurance commission                               533               504               613              4,230
      Miscellaneous                                    3,304             1,651             1,709             26,222
                                                 -----------       -----------       -----------       ------------
          Total                                  (Yen)30,718       (Yen)55,857       (Yen)25,655       $    243,794
                                                 ===========       ===========       ===========       ============

F.   OTHER EXPENSE

     Other expense for the years ended March 31, 2001, 2000 and 1999 were comprised of the following:

                                                                                                         Thousands of
                                                                  Millions of Yen                        U.S. dollars
                                                  -----------------------------------------------       --------------
                                                     2001              2000              1999                2001
                                                  -----------      ------------      ------------       --------------
     Other expense:
      Loss on marketable securities               (Yen)     -       (Yen)     -       (Yen) 4,679       $            -
      Loss on disposal or sale of fixed assets          5,565            14,367             6,418               44,167
      Impairment loss on long-lived assets              4,337             4,474                 -               34,421
      Amortization of Goodwill                            164             1,735             1,726                1,301
      Exchange gain or loss, net                            -             4,323             2,596                    -
      Other                                            11,137             4,489             2,902               88,389
                                                  -----------      ------------      ------------       --------------
               Total                              (Yen)21,203       (Yen)29,388       (Yen)18,321       $      168,278
                                                  ===========      ============      ============       ==============

                                                                     SCHEDULE II

                  KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES
                  ------------------------------------------

                       VALUATION AND QUALIFYING ACCOUNTS
                       ---------------------------------

                                                                                                                       Thousands of
                                                                       Millions of Yen                                 U.S. dollars
                                    -------------------------------------------------------------------------------- ---------------
            Column A                    Column B                Column C                Column D         Column E        Column E
----------------------------------- ---------------  ----------------------------- ----------------- --------------- ---------------
                                                                Additions
                                                     -----------------------------
                                      Balance at      Charged to                                        Balance at      Balance at
                                     beginning of     costs and      Charged to                           end of          end of
           Description               fiscal period     expenses    other accounts      Deductions     fiscal period   fiscal period
----------------------------------- ---------------  ------------ ---------------- ----------------- --------------- ---------------
Valuation and qualifying accounts
 deducted from assets to which
 they apply:
 Allowance for doubtful receivables
   Year ended March 31, 2001          (Yen)12,208               -            -      (Yen) 1,210  (a)  (Yen)10,998        $ 87,286
                                     =============   =============  ============   =============     =============     ============
   Year ended March 31, 2000          (Yen)12,535     (Yen) 1,150            -      (Yen) 1,477  (a)  (Yen)12,208
                                     =============   =============  ============   =============     =============
   Year ended March 31, 1999          (Yen)11,644     (Yen) 1,571            -      (Yen)   680  (a)  (Yen)12,535
                                     =============   =============  ============   =============     =============

 Valuation allowance of deferred
  tax assets
   Year ended March 31, 2001          (Yen)20,551     (Yen) 8,621            -      (Yen) 9,196  (b)  (Yen)19,976        $158,540
                                     =============   =============  ============   =============     =============     ============
   Year ended March 31, 2000          (Yen)20,412     (Yen)11,322            -      (Yen)11,183  (b)  (Yen)20,551
                                     =============   =============  ============   =============     =============
   Year ended March 31, 1999          (Yen)18,417     (Yen) 6,466            -      (Yen) 4,471  (b)  (Yen)20,412
                                     =============   =============  ============   =============     =============

 Reserve for recource
   Year ended March 31, 2001          (Yen) 2,226     (Yen)   782            -      (Yen)   215       (Yen) 2,757  (c)   $ 21,881
                                     =============   =============  ============   =============     =============     ============

 Reserve for Prepayment risk
   Year ended March 31, 2001          (Yen)   664     (Yen)   691            -      (Yen)   396       (Yen)   959  (c)   $  7,611
                                     =============   =============  ============   =============     =============     ============

 Reserve for servicing liabilities
   Year ended March 31, 2001          (Yen)   849     (Yen)   786            -      (Yen)   496       (Yen) 1,139  (c)   $  9,040
                                     =============   =============  ============   =============     =============     ============


(a)  Principally uncollectible accounts and notes charged to the allowance
(b)  Realization or expiration of net operating loss carryforwards
(c)  The adoption of SFAS 140 was made from the fiscal year ended March 31, 2001

Report of Independent Public Accountants


To the Shareholders and the Board of Directors of Komatsu Ltd.:

We have audited the accompanying consolidated balance sheets of KOMATSU LTD. (a Japanese corporation) and consolidated subsidiaries as of March 31, 2001 and 2000-as restated (see Note 1(3)), and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2001, expressed in yen. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and consolidated subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America (see Note 1).

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



/s/ Arthur Andersen



Tokyo, Japan
June 28, 2001

                                 EXHIBIT INDEX

                                 Subsequently


Exhibit number                         Title                                Numbered Page
--------------                         -----                                -------------

Exhibit (1)       Articles of Incorporation of Komatsu Ltd. (Translation)         1

Exhibit (2)       Certificate of English Translations                             7