Form 20-F
period 2002-03-31
KOMATSU LTD
filed 2002-07-25
CIK 56594

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

                    For the fiscal year ended March 31, 2002

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


Securities registered pursuant to Section 12(b) of the Act:

                                                    Name of each exchange
Title of each class                                  on which registered
-------------------                                  --------------------

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

Yes   XX,   No ________

         Indicate by check mark which financial statement item the registrant
has elected to follow. Item 17    Item 18 XX.

In this document, KOMATSU LTD. is hereinafter referred to as the "Company," and together with its consolidated subsidiaries, as "Komatsu."

Cautionary Statement with respect to forward-looking statements:
    This Annual Report contains forward-looking statements that reflect management's views and assumptions in the light of information currently available with respect to certain future events, including expected financial position, operating results and business strategies. These statements can be identified by the use of terms such as "will," "believes," "should," "projects," "plans," "expects" and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Any forward-looking statements speak only as of the date of this Annual Report, and the Company assumes no duty to update such statements.
    Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for Komatsu's principal products, owing to changes in the economic conditions in Komatsu's principal markets; changes in exchange rates or the impact of increased competition; unanticipated costs or delays encountered in achieving Komatsu's objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of Komatsu's research and development efforts and its ability to access and protect certain intellectual property rights; the impact of regulatory changes and accounting principles and practices; and the introduction, success and timing of business initiatives and strategies.

                                     PART I

Item 1.   Identity of Directors, Senior Management and Advisers

         Not applicable

Item 2.   Offer Statistics and Expected Timetable

         Not applicable

Item 3.   Key Information

         A. Selected financial data


        The following data for each of the fiscal years ended March 31, 1998 - 2002 has been derived from the Company's audited consolidated financial statements. It should be read in conjunction with the Company's audited consolidated balance sheets as of March 31, 2001 and 2002, the related consolidated statements of income, shareholders' equity and cash flows for the three years ended March 31, 2000 - 2002 and the notes thereto that appear elsewhere in this annual report

                                                              (Yen in millions, except per share amounts)
                                                       1998          1999         2000          2001          2002
Income Statement Data:
                Net Sales                            1,104,077     1,061,597    1,055,654     1,096,369     1,035,891
                Operating income                        43,098         4,281       17,318        27,815       (13,221)
                Income before income taxes              40,252        (9,604)      19,395        20,064      (106,724)
                Income taxes                            20,841         2,061        9,950        13,715       (21,930)
                Net income                              19,241       (12,378)      13,395         6,913       (80,621)
Per Share Data:
                Net income

                                _ Basic                  19.60        (12.77)       13.85          7.24        (84.46)
                                _ Diluted                19.32        (12.77)       13.76          7.24        (84.46)
                Cash dividends declared

                                                          8.00          7.00         6.00          6.00          6.00
                                US$                (5.90 cents)  (5.89 cents)  (5.77cents)  (5.09 cents)  (4.89 cents)
Depreciation and amortization                           48,629        52,150       61,500        63,915        59,894
Capital expenditures                                   123,026       114,874       57,728        79,310        74,468
Research and development expenses                       44,058        45,712       42,460        45,282        44,083

                                                    (Yen in millions, except per share amounts)
                                                                                                  March 31
                                                      1998       1999        2000        2001       2002
Balance
        Net working capital (a)                    212,096     256,039     221,517     203,233     167,581
        Long-term debt                             196,898     292,250     245,289     238,349     257,180
        Shreholders' equity                        524,201     495,643     490,454     474,257     395,143
        Total assets                             1,561,662   1,524,600   1,375,280   1,403,195   1,340,282
        Number of shares issued at year-end    969,842,701 968,921,701 968,921,701 958,921,701 958,921,701
        Shareholders' equity per share:             540.50      511.54      507.26      497.12      414.02

        (a) Includes receivables due after one year

                                                                                    (Yen)
                                                  Average*      High       Low   Period-End
Yen Exchange Rates per U.S. Dollar:
        Year ended March 31
               1998                                 123.57    111.42    133.99      133.29
               1999                                 128.10    108.83    147.14      118.43
               2000                                 110.02    101.53    124.45      102.73
               2001                                 111.65    104.19    125.54      125.54
               2002                                 125.63    115.89    134.77      132.70

        2002
               January                                        130.93    134.64      134.06
               February                                       132.26    134.77      133.96
               March                                          127.07    133.46      132.70
               April                                          128.13    133.40      128.45
               May                                            123.08    128.66      124.13
               June                                           119.38    125.64      119.85

 * The average yen exchange rates represent average noon buying rates on the last business day of each month during the respective period.

         Attached hereto and incorporated in full by reference are pages 32 and 33 of the Company's 2002 Annual Report to Shareholders pertaining to the "Ten-year Summary", which pages comprise part of the Consolidated Financial Statements attached hereto.

         (The most recent practicable exchange rate into United States dollars of Japanese yen was (Yen)119.85=U.S.$1 as of June 28, 2002.)

           B. Capitalization and indebtedness

              Not applicable

           C. Reasons for the offer and use of proceeds

             Not applicable

           D. Risk factors

Business Risk

         The market conditions for Komatsu's individual businesses differ by region and change widely depending upon economic and competitive conditions. The profitability of Komatsu's global construction and mining equipment business, as its core operation, is affected primarily by the following factors:

.. Further intensification of competition in the Japanese market, where demand has declined considerably since 1997.
.. Further reduction in demand in the North American market brought about by greater-than-expected economic deceleration.
.. A considerable decline in demand in the European market, owing to economic slowdown.
.. A delay in the recovery of demand for mining equipment.
.. Significant increases in R&D expenses for construction and mining equipment in order to meet more stringent environmental protection regulations.
.. Greater-than-expected fluctuation in foreign exchange rates (especially vis-a-vis the U.S. dollar and the Euro).

         With regard to the electronics business, Komatsu expects no financial burden resulting from sizable investments for the time being. However, Komatsu considers that the following factors could affect profitability: sharp changes in the semiconductor market and declining sales prices due to unbalanced supply and demand, along with intensified competition.

         Although the profitability of Komatsu's other businesses is also affected by changes in their respective markets, this is not expected to have a significant impact on Komatsu's overall performance.

Item 4.     Information on the Company

          A. History and Development of the Company

         The Company is a corporation (kabushiki kaisha) under the laws of Japan. Its registered office is located at 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan, and its telephone number is +81-3-5561-2629 (Corporate Accounting Department).

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

         In April 2000, Komatsu sold 65% of the outstanding shares of Komatsu Soft Ltd. to Toyo Information Systems.

         In June 2000, the Company acquired the shares of Komatsu Forklift Co., Ltd. ("Komatsu Forklift"), and converted Komatsu Forklift into its subsidiary.

         In October 2000, Komatsu sold its equity holdings in Komatsu Construction Co., Ltd. ("Komatsu Construction"), with 69.15% of the shares of common stock outstanding, to Takamatsu Corporation.

         In March 2002, the Company entered into a basic agreement with Volvo Construction Equipment ("Volvo CE") for cooperation on production and development of construction equipment components.

         In May 2002, the Company reached a global alliance agreement with Linde AG ("Linde") of Germany, under which the agreement two companies will transform Komatsu Forklift into their joint-venture company.

Principal capital expenditures

         Komatsu's capital expenditures in the fiscal years ended March 31, 2000, 2001, and 2002, were (Yen)57,728 million, (Yen)79,310 million, and
(Yen)74,468 million, respectively.

         Capital expenditures in fiscal year ended March 31, 2002 ("fiscal 2002") decreased 6.1% from the previous year. The decrease resulted mainly from the Company being highly focused on the level and specific need for capital expenditures and limiting capital expenditures accordingly.

                     B. Business Overview

         Komatsu is a worldwide, integrated manufacturing and sales organization engaged in the manufacture, development, marketing and sale of industrial equipment and products. For fiscal 2002, Komatsu recorded worldwide net sales of
(Yen)1,035,891 million (US$7,789 million) and a net loss of (Yen)80,621 million (US$606 million).

         For the purposes of this report, Komatsu's business activities are divided into three categories: construction and mining equipment, electronics, and other operations.

           Construction and Mining Equipment Segment

         The construction and mining equipment segment is Komatsu's largest operating segment. Net sales of construction and mining equipment totaled
(Yen)731,340 million (US$5,499 million) for fiscal 2002, a 1.8% increase from the previous year, and represented 70.6% of Komatsu's total net sales.

         While sales to customers in Japan decreased by 14.8% to (Yen)260,351 million (US$1,958 million), sales to customers outside Japan increased by 14.2% to (Yen)470,989 million (US$3,541 million) in fiscal 2002. Sales to customers in Japan represented 35.6% of total sales of construction and mining equipment, down 7.0% from the previous year, while the proportion of sales to customers outside Japan increased by 7.0% to 64.4% of total sales of construction and mining equipment. Operating income from construction and mining equipment for the year dropped sharply primarily due to reduced sales in the Japanese market. Operating income was also reduced due to one-time expenses resulting from reforms in the business structure. These reforms focused on reducing the number of facilities and corporate entities in the Komatsu Group and the integration of redundant functions in order to induce greater efficiency and the development of a more cost efficient and responsive management structure.

         Komatsu anticipates an improvement in earnings for fiscal 2003 and beyond, as a result of the positive effects from the reforms in business structure, such as fewer expenses and a considerable reduction in the number of personnel, largely by means of the voluntary retirement program implemented toward the end of fiscal 2002. Additionally, Komatsu is working to improve profits by implementing the Growth Strategy for the Construction and Mining Equipment Business. In line with this move, the Company reorganized the construction and mining equipment business to establish the Construction and Mining Equipment Marketing Division in April 2002. The new division is taking a central role in ensuring customer-driven attitudes among all employees, reinforcing its involvement in the downstream markets after the sales of new machines, expanding market shares and profits overseas, and enhancing the productivity of overseas plants. At the same time, in order to achieve a V-shaped recovery of profits the Company is striving to ensure the successful progress of alliances with other industry participants that are designed to reinforce its cost competitiveness and improve the efficiency of its management resources. For example, with respect to the construction and mining equipment business, Komatsu has reached an agreement with Volvo Construction Equipment for cooperation on production and development of construction equipment components under which, among other things, Komatsu designed wheel loader cabs will be produced at a Volvo plant in Sweden.

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

     JAPAN. Japanese demand for construction equipment fell sharply from the previous year, influenced by cutbacks in public investment as part of urgent measures to accelerate structural reforms as well as by reduced private-sector construction investment under the sluggish economy. In addition, customers' reluctance to invest was compounded by uncertainty caused by the bankruptcies of large-scale general contractors. In particular, with demand rapidly faltering in the last half of the period, fiscal 2002 demand registered an over 50% drop in terms of the value of factory shipments of construction equipment for the Japanese market when compared to the last peak period of fiscal 1997.

     Komatsu worked to expand sales by teaming up with its distributors nationwide for aggressive sales promotions simultaneous with the market launchings of more than 20 new models in the GALEO series, including a renewed model of its flagship PC200 hydraulic excavator. Komatsu also stepped up its involvement in downstream markets. However, its efforts fell short of making up for the sizable fall in demand for new equipment, and domestic sales declined sharply from the previous year.

Accelerating Involvement in Downstream
Markets and Utilizing IT

     With domestic demand for construction equipment continuing to decline, Komatsu is accelerating its involvement in downstream markets, working to develop new demand for parts, services, and rental and used equipment businesses to achieve a V-shaped recovery in its construction and mining equipment business. The Company leads Japan in the number of machines being used by customers and believes that it is thus well positioned to utilize IT to strengthen its involvement and expand business in each downstream market.

     Regarding its GALEO-series equipment, Komatsu has included the KOMTRAX machine operations management system as standard equipment in mainstay models. The KOMTRAX system enables remote management of machine operations based on information transmitted from the machines concerning their location and operating and machine conditions. Utilizing KOMTRAX and other IT-based systems and its nationwide service network, Komatsu is planning to provide contract packaged products designed to meet a variety of customer needs. Komatsu is working to expand the product mix of contract services, ranging from the reduction of running costs and unexpected trouble, such as theft and accidents, to a comprehensive plan to meet the diversified needs of customers.

     In the rental business, Komatsu is working to expand sales by promoting the comprehensive rental of civil engineering equipment, which includes products used in the construction site other than construction equipment, largely through affiliated rental companies to meet more needs of customers. Komatsu is also working to further improve earnings by reducing costs through streamlined operations and concentrated purchasing.

     While sales of new equipment have been sluggish in Japan, the used equipment business has been expanding year after year, reflecting Japanese customers' attitudes toward maintaining excessive inventories and buoyant overseas demand for used equipment. Komatsu is working to strengthen its power to control the distribution of used equipment operations and build a global circulation system as important tasks. The Company has established the Used Equipment Business Department and reinforced the trading capabilities of Komatsu Used Equipment Corp. ("Komatsu Used Equipment"), the major player in the Komatsu Group in this area. Furthermore, the Company is working to secure high-quality used equipment from affiliated rental companies and customers by utilizing the KOMTRAX system in order to expand business.

Thriving Auctions for Used Equipment

     Since 1994, Komatsu Used Equipment has regularly held auctions for used equipment by inviting broker companies from Japan and abroad. Held more than 40 times to date, these auctions have witnessed a steady increase in the numbers of visitors, units exhibited and deals made. In March 2002, the company held auctions in Kobe, Fukuoka and Yokohama, attracting a cumulative total of some 600 broker firms from Japan, Southeast Asia, North America and other regions, and consummated record-high sales of some 1,800 units.

Deciding to Transform Komatsu Zenoah. into a Wholly Owned Subsidiary

     The Company resolved to transform Komatsu Zenoah into a wholly owned subsidiary of Komatsu as of October 1, 2002, through a stock-for-stock exchange.

     Komatsu Zenoah occupies an important position in the Komatsu Group's global strategy in the utility (compact) equipment business, which promises continued growth. By transforming the company into a wholly owned subsidiary, Komatsu aims to further enhance management efficiency while maintaining the cost competitiveness of the business by facilitating the collaboration of development and production capabilities.

     THE AMERICAS. In North America, while construction investment and housing starts remained steady, demand for construction equipment declined for three successive years. While carrying out well-defined measures focusing on products and distributors, Komatsu implemented aggressive sales activities by introducing new equipment in the GALEO series. As a result, sales in the Americas improved compared with the previous year. The Company also facilitated inventory reductions among its distributors and began to see their orders increase later in the year. In the mining equipment business, demand for coal increased from its low point in the first half of the year, reflecting increased prices and other factors, and Komatsu expanded sales of large bulldozers to coal mines and achieved steady sales of super-large, electric-drive dump trucks to copper mines. In the utility (compact) equipment business, Komatsu embarked on the production of backhoe loaders at a new plant in Newberry, South Carolina, during the last half of the period, while launching sales of new skid steer loaders developed by Komatsu Utility Europe S.p.A. ("Komatsu Utility Europe"). As a result, the Company believes that it is now prepared to take advantage of a future recovery of demand in North America, the world's largest market for utility (compact) equipment.

Consolidating Local Subsidiaries for Lean Organization

     Following the consolidation of Komatsu Utility Corporation into Komatsu America International Company in August 2001, Komatsu has initiated the consolidation of five U.S. subsidiaries as part of the Reform of Business Structure project in progress on a Group-wide basis. The five subsidiaries are:
Komatsu America Corp., Komatsu America International, Komatsu Mining Systems, Inc., Komatsu Reman North America, Inc., and DataKom Publishing Corporation. Through this consolidation, in which Komatsu America Corp. will be the surviving company, Komatsu intends to facilitate a capacity cost cutback and thus improve profitability by reducing the number of management and administrative personnel. Komatsu also intends to ensure quicker decision making and reinforce sales and services by unifying the construction, mining and utility (compact) equipment businesses.

Demonstrating Future Business Orientation at CONEXPO 2002

     In March 2002, CONEXPO 2002, an international trade fair for construction equipment, was held in Las Vegas, Nevada, with over 2,000 companies from around the world participating. Komatsu exhibited 21 models including GALEO-series equipment. Stressing the theme of "Focused on Your Success," Komatsu demonstrated its future business orientation of delivering solutions, both hardware and software, for customers' problems through not only construction equipment but also a wide range of service programs.

     EUROPE. In Europe, demand remained strong in the United Kingdom and Italy during the year under review. Meanwhile, in addition to a fall in demand in Germany, the largest European market for construction equipment, demand turned downward in France, Spain and other countries. As a result, the overall European market for construction equipment, including utility (compact) equipment, contracted after continued expansion for the last few years. In such an environment, Komatsu secured sales at the same level as the previous year by capitalizing on increased demand in Eastern European nations and introducing improved models of skid steer and wheel loaders.

     In October 2001, Komatsu's new wheel loaders attracted keen attention at a special launch event in Berlin, Germany. Komatsu distributors and many journalists from Germany and other European countries appreciated the high levels of productivity, fuel economy and operator comfort offered by the new equipment.

     During the year, Komatsu Utility Europe began sales of two new models of skid steer loaders jointly developed by the Company. Both SK714 and SK815 models incorporate a double-speed motor and the Company-original Closed Center Load Sensing System, realizing outstanding travel performance, maneuverability, safety and ease of maintenance. These are among Komatsu's global strategic equipment, and Komatsu is also launching these models in North America, the world's largest market for utility (compact) equipment, and Japan.

Participating in Samoter 2002

     Komatsu's three European subsidiaries, Komatsu UK Ltd., Komatsu Hanomag AG and Komatsu Utility Europe, exhibited their products at Samoter 2002, an international earthmoving and building machinery exhibition held in Verona, Italy, in February 2002. Held every three years, this exhibition is one of three major exhibitions in Europe. Under the theme "Take the Lead," three Komatsu companies successfully made a dynamic impression with their new machines, both inside and outside the Komatsu exhibition building.

     Other Regions. Sales in other regions advanced compared with the previous year, supported by successful customer-driven sales and service activities. In Southeast Asia, demand for equipment from the forestry industry slowed down, although sales of mining equipment expanded in Indonesia. PT Komatsu Indonesia Tbk continued to develop hydraulic excavator- based, application-specific attachments and components for the forestry industry. The company also launched the production and shipment of the PC200 model in the GALEO series in January 2002. Many customers from different regions of Indonesia came to the special ceremony for the market introduction of the GALEO series, demonstrating great interest in the series. The company expects that the GALEO-series equipment should contribute to improved profits.

     In the Pacific region, Komatsu expanded sales for the year, largely due to the delivery of 930E super-large dump trucks to a coal mine in Australia.

     In China, market demand continued to expand during the year, supported by China's membership in the World Trade Organization and sponsorship of the Beijing Olympic Games in 2008. Komatsu expanded sales in China, centering on hydraulic excavators produced by Komatsu Shantui Construction Machinery Co., Ltd., a joint venture with a Chinese partner. To further expand its business in China, Komatsu made concerted efforts to strengthen its distributors under the leadership of Komatsu (China) Ltd.

     In the Middle East, the Company accelerated sales of large bulldozers for use in agricultural land development. Sales in Africa were also buoyant, centering on mining equipment.

     Electronics Segment

     The core business of Komatsu's electronics segment consists of its semiconductor materials operations, which includes the production of silicon wafers for the semiconductor industry; polycrystalline silicon, the raw material used in the production of silicon wafers; and silane gas, which is used in the manufacture of polycrystalline silicon and in applications in the electronics industry. The electronics segment also produces LCD manufacturing equipment, excimer lasers and various electronic equipment and devices. Komatsu's electronics segment accounted for (Yen)76,769 million (US$577 million), or 7.4%, of total net sales for fiscal 2002, representing a 34.8% decrease in these sales over the prior fiscal year. Sales in Japan dropped 42.1% to (Yen)43,085 million (US$324 million), while sales outside Japan fell 22.2% to (Yen)33,684 million (US$253 million).

     In Komatsu's silicon wafer business, Komatsu stepped up its restructuring efforts to meet the drastic change in the business environment. Concerning Komatsu Silicon America, Inc., which had discontinued its operations, Komatsu decided not to reuse it as a manufacturing plant for silicon wafers and instead to sell or dispose of the company's fixed assets. As to the polycrystalline silicon business, Advanced Silicon Materials LLC (ASiMI) moved forward in fundamentally reducing its production capacity by means of consolidating its production lines. Accordingly, Komatsu reevaluated the fixed assets of Komatsu Silicon America and ASiMI and recorded impairment losses of (Yen)24,983 million and (Yen)27,259 million, respectively. Komatsu believes that these two businesses will now be able to meet their business requirements, in light of their business objectives, through their own available resources.

Komatsu Electronic Metals Co. ("Komatsu Electronic Metals"), Ltd.

     Komatsu Electronic Metals has tightened the focus of its production in Japan and Taiwan since 1999 and enhanced its market presence in these two regions as its basic policy. The company exerted all-out efforts on the reinforcement of its corporate strengths by enhancing product competitiveness, mainly for 200mm wafers, and production efficiency as well as by reducing capacity costs. On a nonconsolidated basis, the company sustained ordinary profit of (Yen)94 million (US$0.7 million). A drastic fall in demand adversely affected sales, which declined 33.9%, to (Yen)48,732 million (US$366 million), for the year. Formosa Komatsu Silicon Corporation, a joint venture with a local partner in Taiwan, met a sharp fall in demand at the time of its full-scale production start-up and recorded poor business results. Komatsu Electronic Metals registered consolidated sales of (Yen)52,323 million (US$393 million), a decline of 33.4% from the previous year, and an ordinary loss of
(Yen)5,157 million (US$39 million).

Working to Make a Difference in Technologies

     Komatsu Electronic Metals has been working jointly with the Company's Research Division to enhance the product competitiveness of its 200mm silicon wafers, its mainstay product line.

     Along with growing demand for high-performance semiconductor devices, the quality requirements for silicon wafers are becoming more stringent in regards to the flatness of their surfaces, light point defect (LPD) and purity. In response, the company is researching high-precision crystal growth, wafer processing and other technologies to develop and commercialize new products for customers.

     With respect to 300mm silicon wafers, the company has a monthly production capacity of 10,000 pieces at its Miyazaki Plant. In addition to further expanding its technological development efforts, the company plans to gradually increase the production capacity of the plant as it assesses future developments in demand. The company will also consider alliance possibilities.

Advanced Silicon Materials LLC (ASiMI)

     Demand for polycrystalline silicon for semiconductors sharply dropped, adversely affected by the inventory adjustments of silicon wafer manufacturers, which had resulted from the worldwide decline in the market for semiconductors.

     The business results of ASiMI worsened from the previous year, reflecting primarily an extraordinary loss of (Yen)27,259 million resulting from the impairment loss of its fixed assets in addition to reduced sales of polycrystalline silicon. Concerning its Butte Plant in Montana, the company concluded that it would be difficult to sustain a sufficient rate of operation for the time being and recorded an impairment loss of (Yen)13,411 million. ASiMI also decided to discontinue production at the Moses Lake Plant in Washington and recorded a loss of (Yen)15,977 million for the year, including an impairment loss on its fixed assets. The company has signed a letter of intent with Renewable Energy Corporation AS of Norway to establish a joint venture to convert the latter plant into one dedicated to producing polycrystalline silicon for solar applications. The two companies have begun discussions on more specific matters.

Komatsu Electronics, Inc. ("Komatsu Electronics")

     Demand for thermoelectric modules for use in fiber optic communication networks surged in the previous fiscal year on the back of global telecommunication network infrastructure development and the expanded use of the Wavelength Division Multiplexing method for large-scale data transmission. However, Komatsu Electronics experienced a sharp and drastic downturn in sales of thermoelectric modules in fiscal 2002, due to the impact of reduced capital investment and inventory adjustments among telecommunications equipment manufacturers in North America. Demand also remained slack for temperature-control semiconductor manufacturing equipment, and the company's fiscal 2002 sales declined substantially. With respect to earnings, the company strengthened its efforts to cut capacity costs through a substantial reduction of employees and other means; however, it had to record a loss for the year.

GIGAPHOTON INC. ("GIGAPHOTON")

     GIGAPHOTON, an affiliated company accounted for by the equity method, is responsible for Komatsu's excimer laser business. In fiscal 2002, the company continued its R&D into industry-leading, next- and post-next-generation technologies, while restructuring and reinforcing its global sales and service network. However, these efforts failed to compensate for reduced demand, and sales for the year declined. In terms of earnings, despite reduced capacity and production costs, fiscal 2002 turned out to be a difficult year for the company.

     Under such conditions, the company received an order for its KrF (Krypton Fluorine) excimer laser from ASM Lithography B.V ("ASML"). of the Netherlands for use as a light source in scanners. ASML's first scanner was installed at a major DRAM manufacturer in South Korea.

     Also during the year, GIGAPHOTON launched sales of REDeeM, a new system capable of remotely diagnosing excimer lasers. This system enables not only near real-time monitoring of such major components as the laser chamber but also information sharing among engineers of semiconductor manufacturers, stepper makers and GIGAPHOTON. The company expects that the new system will contribute significantly to its differentiation from competitors and facilitate sales of excimer lasers as well.

     Other Operations Segment

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

     Sales from other operations totaled (Yen)227,782 million (US$1,713 million) for fiscal 2002, consisting of Japanese sales of (Yen)174,751 million (US$1,314 million) and overseas sales of (Yen)53,031 million (US$399 million), down 15.5% and 1.2% from the previous year, respectively. The overall decline of 12.6% reflects the reduced sales of Komatsu Forklift, in addition to the effect of unconsolidating Komatsu Construction, after the sale of its equity. Meanwhile, sales to Japan's Defense Agency remained steady in spite of a decrease in sales resulting from the partial completion of commissioned projects. Sales in the industrial machinery business improved from the previous year.

Komatsu Forklift.

     Sales of Komatsu Forklift for the year fell 14.1% from the previous year, to (Yen)89,869 million (US$676 million), as the company faced a sharp drop in demand for industrial-use vehicles in Japan and overseas.

     The company launched 17 renewed models in the battery-driven Arion Plus series in response to growing battery-driven forklift trucks in the Japanese market. Nevertheless, such efforts fell short of countering the reduced market demand.

     In the U.S. market, the company's subsidiary facilitated a series of rationalization measures, including a reduction in manpower and a consolidation of business bases, while strengthening its sales network by acquiring a sales company and restructuring distributors. While the company expanded its market share, sales for the year declined. In Europe, the company completed the transfer of production and sales functions to a subsidiary of Linde, preparing for full-scale operations from next fiscal year. In Southeast Asia and China, the company reinforced its sales networks. Despite these measures, overseas sales for the year decreased, due to a substantial drop in demand in the United States, the largest market of the world.

     Also during the year, Komatsu Forklift continued to forge its alliance with Linde. Komatsu and Linde agreed to transform Komatsu Forklift into a joint-venture company of Komatsu and Linde. Pursuant to this joint venture, Komatsu and Linde will collaborate through reciprocal supply of products and components, joint development that incorporates technological advantages of both companies, licensed production and other arrangements. Pursuant to this arrangement, the company's U.S. manufacturing subsidiary began the OEM supply of forklift trucks to Linde's U.S. subsidiary, and Linde's Chinese subsidiary embarked on the production of Komatsu Forklift trucks. To further sharpen its competitiveness through an expanded product range and sales capability, the company plans to consolidate the capabilities and product lineups of a Southeast Asian subsidiary of STIL of Germany, a leading manufacturer of battery-driven forklift trucks and member of the Linde Group, into its local subsidiary. The company also intends to engage in the joint development of products, incorporating its technological expertise with that of Linde, as well as the reciprocal supply of cost-competitive components to heighten its product competitiveness.

Deciding to Transform Komatsu Forklift into a Wholly Owned Subsidiary of the Company

     The Company resolved to transform Komatsu Forklift into a wholly owned subsidiary as of October 1, 2002, through a stock-for-stock exchange. As competition intensifies worldwide in the forklift truck market, the Company and Komatsu Forklift have concluded that it is necessary for the forklift truck business to further strengthen its cooperation within Komatsu and manage Komatsu Forklift more dynamically. The company's becoming a wholly owned subsidiary of the Company is expected to further expand the forklift truck business. Following the exchange, Komatsu Forklift will become the company through which the Company and Linde operate their joint venture, which should reinforce its competitiveness on a global basis and improve its earnings capability.

     Komatsu is determined to improve the earnings capability of each business as well as its corporate value by optimizing the management structure of major companies in the Komatsu Group and by improving management efficiency.

Industrial Machinery Business

     Komatsu Industries Corporation ("Komatsu Industries"), which produces sheet metal machinery and medium-sized presses, continued to implement customer-tailored, proposal-oriented sales and service activities for products with unique features. These products include the transfer presses of the E2W series and Twister Fine Plasma cutting machines as well as laser cutting machines made by TRUMPH GmbH ("TRUMPH") of Germany, an alliance partner. As a result, in spite of the extremely tough market conditions, the company expanded both its sales and profits for the year, after similarly posting profits in the previous year.

     During the year, the company became the first in the world to commercialize a large, fully closed AC servo press successfully and launched sales of these presses under the name of H2F Hybrid AC Servo Press Series in February 2002. In addition to its high productivity and processing precision, the H2F series features a significant reduction in noise compared with other mechanical presses as well as high economy. Orders for the series have already been increasing, and the company expects the product will facilitate continued business improvement.

     Also during the year, Komatsu Industries forged cooperative relations with TRUMPH and introduced a new service network. In Japan, some 400 cutting machines made by TRUMPH are used by customers, and the company anticipates dynamic growth in demand for TRUMPH models. By integrating the management resources of the two, Komatsu Industries believes it will provide higher-quality services and customer support. With three service centers and six service facilities in Japan, the company is improving its support programs.

     Fiscal 2002 sales of large presses advanced, supported by expanded investment by Japanese automobile manufacturers mainly in their overseas plants. With customer demand for cost reductions and competitive pricing intensifying, Komatsu is implementing the SS21 Campaign, designed to meet diversified customer needs in a speedy and simplified manner. The campaign is in response to a structural change in the market for large presses largely resulting from expanding demand from manufacturing customers of automobile bodies and Chinese and Eastern European markets. As part of this campaign, Komatsu is working to enhance customer satisfaction by establishing Digital Engineering Technology, which integrates all information from design to installation and after-sales services, shortened lead times and prompter responses for after-sales services. Komatsu is also working to facilitate a significant reduction in costs by emphasizing capacity cost cutbacks.

Komatsu Zenoah.

     In agricultural and forestry equipment, Komatsu Zenoah worked to expand sales of its mainstay outdoor equipment by launching the EZ Start brushcutter, which features significantly improved ignition and is the world's most lightweight hedge trimmer. Against the backdrop of reduced total demand, sales in this market decreased from the previous year. Meanwhile, sales of environmental equipment increased, supported by expanded sales to rental companies. Overseas, while the company received substantially expanded orders for blowers that were developed for the U.S. market and brushcutters for the Chinese market, it was not able to cover the declined sales of hobby and OEM engines. Overseas sales for the year declined slightly from the previous year. As a result, total sales of forestry and other equipment declined slightly from the previous fiscal year.

Net Sales Information

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

     The following table sets forth Komatsu's net sales by category of activity for the years ended March 31, 2002, 2001, and 2000, respectively:

                                 Net Sales by Category of Activity
                                 ---------------------------------

======================================================================================
                         Fiscal Year             Fiscal Year          Fiscal Year
                       Ended 3/31/2002         Ended 3/31/2001      Ended 3/31/2000
                       ---------------         ---------------      ---------------
---------------------------------------------------------------------------------------
                                          (Millions of Yen)
---------------------------------------------------------------------------------------
Construction and
Mining Equipment   (Yen)  731,340   70.6%  (Yen)  718,147   65.5% (Yen)  747,647   70.8%
----------------------------------------------------------------------------------------
Electronics                76,769    7.4%         117,745   10.7%         90,335    8.6%
----------------------------------------------------------------------------------------
Other                     227,782   22.0%         260,477   23.8%        217,672   20.6%
----------------------------------------------------------------------------------------
Total              (Yen)1,035,891  100.0%  (Yen)1,096,369  100.0% (Yen)1,055,654  100.0%
========================================================================================

    The following table sets forth Komatsu's net sales by geographic markets for the years ended March 31, 2002, 2001, and 2000, respectively:

                                 Net Sales by Geographic Markets
                                 -------------------------------

========================================================================================
                          Fiscal Year              Fiscal Year         Fiscal Year
                        Ended 3/31/2002          Ended 3/31/2001     Ended 3/31/2000
                        ---------------           ---------------    ---------------
----------------------------------------------------------------------------------------
                                         (Millions of Yen)
----------------------------------------------------------------------------------------
Japan              (Yen)  478,187   46.2%  (Yen)  586,865   53.5%  (Yen)  553,822   52.5%
----------------------------------------------------------------------------------------
Americas                  262,341   25.3%         241,091   22.0%         242,609   23.0%
----------------------------------------------------------------------------------------
Europe                    128,029   12.4%         126,479   11.5%         123,633   11.7%
----------------------------------------------------------------------------------------
Asia (excluding
Japan) & Oceania          126,363   12.2%         117,136   10.7%          99,558    9.4%
----------------------------------------------------------------------------------------
Middle East &
Africa                     40,971    4.0%          24,798    2.3%          36,032    3.4%
----------------------------------------------------------------------------------------
Total              (Yen)1,035,891  100.0%  (Yen)1,096,369  100.0%  (Yen)1,055,654  100.0%
========================================================================================

Sales and Distribution

    Komatsu's international and domestic sales and distribution functions in its construction and mining equipment segment, its principal and largest business segment, are conducted primarily through a network of subsidiaries, affiliates and independent distributors, and to a lesser extent by joint venture partners. While Komatsu's construction and mining equipment sales and distribution operations in Japan focus principally on retail sales to customers, Komatsu uses its extensive Japanese sales distributor network to offer rental programs to its customers, especially within its construction and utility equipment businesses.

     Overseas Markets:

Global Sales and Service Operations

     Komatsu's overseas sales of construction and mining equipment are made through a sales and service network consisting of approximately 200 distributors. The distributors are supplied through trading companies and the Company's subsidiaries and affiliated companies, supported by Komatsu's liaison offices in major cities around the world. The subsidiaries and affiliated companies are located in Australia, Belgium, Brazil, Chile, France, the Federal Republic of Germany, Hong Kong, India, Indonesia, Italy, Mexico, Norway, Poland, the Republic of China, the Republic of South Africa, Russian Federation, Singapore, Spain, Thailand, United Arab Emirates, United Kingdom, the United States of America, and Vietnam. The subsidiaries and affiliated companies provide additional inventory and technical assistance to the distributors while facilitating the delivery of emergency spare parts.

Parts Supply Operations

     To ensure smooth and efficient parts supply to customers, Komatsu operates P-WINS, a worldwide information network. The service is available on an around-the-clock basis. Each system is information by a dedicated line to permit on-line real-time processing of customer orders for parts as the key to fast delivery.

Reman (Re-manufacturing)

     Komatsu offers speedy on-site replacement of major components of construction and mining equipment that have reduced rate of operation as a result of failure or aging, with high-quality and reasonably priced remanufactured "CR units." At our eight Reman centers around the world, major components and engines for generators are reconditioned into CR units under rigorous quality control and delivered to many customers.

Training Centers

     To fully utilize the potential of Komatsu equipment, Komatsu maintains training centers around the world. These centers provide diversified, advanced training to customers and their operators, Komatsu distributors and Komatsu Group employees.

     Domestic Market:

Sales Operations

     Komatsu's construction equipment is sold directly or through distributors or dealers. In response to strong rental needs from customers, Komatsu also has been committed to enhancing customer satisfaction through rental companies of distributors and dealers in the Komatsu Group.

Service Operations

     The Komatsu service network covers 500,000 units of equipment sold in Japan. Distributors and dealers form the core of the service network providing total customer-support service that involves before- and after-sales service.

Patents and Licenses

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

     Komatsu believes that it remains in substantial compliance with existing applicable environmental control regulations and does not expect that the cost of complying with foreseeable requirements will have a material effect upon its financial position and the results of the operations. In 1992, Komatsu issued the Earth Environment Charter, a comprehensive corporate policy statement representing Komatsu's commitment to comply with all applicable regulations and industry standards for the protection of the environment. Since then, Komatsu has made progress in our efforts like reduction of industrial waste, energy saving (reduction of CO2 emission), and recycling of materials. Komatsu has started publication of these achievements in our "Environmental Report" in fiscal 2000. Komatsu has also introduced "Environmental Accounting.

Sources of Supply

     The construction equipment and industrial machinery produced by Komatsu are composed of various types of parts and as it is not necessarily efficient in production to manufacture all of such component parts inside the Company, the Company only produces the major components internally and purchases other parts such as electrical components, tires, hoses, and batteries, etc. from the manufacturers who specialize in manufacturing these, and the

Company procures the rest of the parts from the Company's business partners materials such as metal forgings, machine components, sheet metal parts and various accessories. The Company believes that it has adequate and reliable supply sources for its material parts and raw materials, and that it has appropriate alternate sources available consistent with prudent business practices. The Company does not believe that prices for material parts and raw materials are particularly volatile.

     C. Organizational Structure

     The following list shows the principal subsidiaries:

Name of Company                      Country of            Ownership
                                    Incorporation             (%)

Komatsu Electronic Metals               Japan                 63.2
Co., Ltd.
Komatsu Forklift                        Japan                 51.9
Komatsu Zenoah Co.                      Japan                 55.7
Komatsu Castex Ltd.                     Japan                100.0
Komatsu House, Ltd                      Japan                 88.5
Komatsu Logistics Corp.                 Japan                 97.1
Komatsu Industries                      Japan                100.0
Corporation
Komatsu Tokyo Ltd.                      Japan                100.0
Komatsu Machinery                       Japan                100.0
Corporation
Komatsu Hokkaido Ltd.                   Japan                100.0
Komatsu Electronics, Inc.               Japan                100.0
Komatsu America Corp.                   U.S.A.               100.0
Komatsu America                         U.S.A.               100.0
International Company
Komatsu do Brasil Ltda.                 Brazil               100.0
Advanced Silicon                        U.S.A.               100.0
Materials LLC.
Komatsu Europe                         Belgium               100.0
International N.V.
Komatsu UK Ltd.                          UK                  100.0
Komatsu Hanomag AG                     Germany                98.4
Komatsu Mining Germany                 Germany               100.0
GmbH
Komatsu Utility Europe                  Italy                100.0
S.p.A.
Komatsu Asia & Pacific                Singapore              100.0
Pte Ltd
P T Komatsu Indonesia                 Indonesia               55.1
Tbk
Bangkok Komatsu Co.,                   Thailand               74.8
Ltd.

Name of Company                      Country of              Ownership
                                    Incorporation               (%)

Komatsu (China) Ltd.              Republic of China            100.0
Komatsu (Changzhou)               Republic of China             85.0
Construction Machinery
Corp.


     D. Property, Plants and Equipment

     Komatsu's manufacturing operations are conducted in 30 principal plants, 12 of which are located in Japan. As of March 31, 2002, the 30 plants had an aggregate manufacturing floor space of 1,494 thousand square meters (16,087 thousand square feet). In addition, Komatsu uses additional floor space at such plants and elsewhere for laboratories, office buildings, and employee housing and welfare facilities. Komatsu's plants except the Moses lake Plant (ASiMI) and Komatsu Silicon America are currently operating regularly, on a year-round basis, based upon at least one full shift per plant. Komatsu could increase its production by, among other methods, requesting that its employees work overtime or by increasing the number of shifts working at its plants.

     Almost all of Komatsu's manufacturing facilities and the land on which they are located are owned by Komatsu. A portion of the property owned by Komatsu is subject to mortgages or other types of liens which have been established on separate items of property. At March 31, 2002, the net book value of the property owned by Komatsu was (Yen)405,301 million, of which (Yen)27,852 million was subject to encumbrances.

     The name and location of Komatsu's principal plants, their approximate aggregate floor space, and the principal products manufactured therein as of March 31, 2002, are as follows:


    Name and Location         Floor Space             Principal products
                           Square   thousand
                            meter    sq. ft

In Japan
Awazu Plant               244,000      2,626  Small and medium-sized bulldozers
Komatsu                                       (under 20 tons), Small hydraulic
                                              excavators (under 8 tons), Minimal
                                              Rearswing radius hydraulic
                                              excavator (10 tons), Mini
                                              hydraulic excavators, Mini wheel
                                              loaders (under 4 tons), Small and
                                              medium-sized wheel loaders,
                                              Crawler carriers, Transmissions,
                                              Torque converters, vehicles,
                                              Ammunition

Komatsu Plant              44,000        474  Large presses, Underground
Komatsu                                       machinery

Osaka Plant               138,000      1,485  Large bulldozers (20 tons and
                                              over),

Hirakata Medium-sized and large hydraulic excavators (over 10 tons), Mobile crushers, Mobile soil-improvers,
                                              Mobile tub grinders

Oyama Plant                 193,000    2,078  Engines for construction machinery
Oyama                                         and industrial vehicles, Diesel
                                              generators, Marine engines,
                                              Rolling stock engines,
                                              Low-pollution methanol engines,
                                              Hydraulic equipment

Mooka Plant                  66,000      710  Rough-terrain cranes, Dump trucks,
Mooka                                         large wheel loaders, Motor
                                              graders, Road construction
                                              machinery, Towing tractors

Komatsu Castex Ltd.          56,000      603  Steel casting, Iron castings,
Himi                                          Pattern for casting

Komatsu Zenoah Co.           44,100      475  Mini-sized hydraulic excavators,
Kawagoe and Koriyama                          Skid steer loaders, Mini-sized
                                              agricultural and forestry
                                              equipment, General purpose
                                              engines, Hydraulic equipment

Komatsu Forklift Co.,        47,750      514  Lift trucks, Automated conveyance
Ltd.                                          systems, Automated warehouses,
Oyama                                         Refrigerated warehouses, Freezer
                                              warehouses

Komatsu Electronic           72,000      775  High-purity silicon wafers
Metals Co., Ltd.
Nagasaki and Miyazaki

Komatsu Electronics, Inc.     1,000       11  Thermoelectric modules,
Hiratsuka                                     Temperature control equipment

Overseas

Komatsu America             145,600    1,568  Hydraulic excavators, Wheel
International Company                         loaders, Motor graders, Cranes,
Tennessee, USA and                            Backhoe Loaders Large wheel
Quebec, Canada                                loaders, Large dump trucks.
South Carolina, USA and
Illinois, USA

Hensley Industries, Inc.     20,000      215  Buckets, Teeth, Adapters
Texas, USA

Komatsu Mexicana S.A.        22,000      237  Small-sized presses, Attachments
de C.V.                                       for construction equipment, and
Sahagun, Mexico                               others


Komatsu do Brasil Ltda.      57,000      614  Hydraulic excavators, Bulldozers,
Suzano, Sao Paulo, Brasil                     Wheel loaders

Advanced Silicon             62,927      678  Polycrystalline silicon products,
Materials LLC.                                Silane gas
Washington and
Montana, USA

Komatsu UK Ltd.              60,000      646  Hydraulic excavators
Birtley, UK

Komatsu Hanomag AG           62,335      671  Wheel loaders, Compactors
Hannover, Germany

Komatsu Utility Europe       34,000      366  Mini and small hydraulic
S.p.A.                                        excavators, Backhoe loaders,
Este, Italy                                   Skidsteer loaders

Komatsu Mining               23,269      250  Super-large hydraulic excavators
Germany GmbH
Dusseldorf, Germany

P.T. Komatsu Indonesia       45,546      490  Hydraulic excavators, Bulldozers,
Tbk                                           Wheel loaders, Motor graders, Dump
Jakarta, Indonesia                            trucks

Komatsu (Changzhou)          14,300      154  Wheel loaders, Motor graders,
Construction                                  Hydraulic excavators
Machinery Corporation
Jiangsu, China

Komatsu (Changzhou)          16,000      172  Iron castings and parts for
Foundry Corporation                           construction equipment and
Jiangsu, China                                industrial vehicles, Foundry molds

Bangkok Komatsu Co.          13,464      145  Hydraulic excavators
Ltd.
Chonburi, Thailand

Formosa Komatsu Silicon      12,080      130  Silicon wafers
Corporation
Mailiao, Yunlin, Taiwan


     The head office of the Company is located in a ten-story office building in Tokyo, which is leased from Komatsu Building Co., Ltd., a 100%-owned consolidated subsidiary of the Company.

Item 5.   Operating and Financial Review and Prospects

Critical Accounting Policies

     Komatsu prepares the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. As such, Komatsu is required to make certain estimates, judgments and assumptions that Komatsu believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the periods presented. The significant accounting policies which Komatsu believes are the most critical to aid in fully understanding and evaluating Komatsu's reported financial results include the following:

Allowance for doubtful receivables

     Komatsu estimates the collectibility of its trade receivables. A considerable amount of judgment is required in assessing the final realization of these receivables including the current financial position of each customer. Komatsu has attempted to reserve for expected losses based on the credit information including past experience and believes that the reserve to be adequate. However, it is possible that accuracy of the estimation process could be materially impacted due to change in the composition of the receivables.

Deferred tax assets

     During the process of preparing the consolidated financial statements, Komatsu estimates income taxes in each of the jurisdictions in which Komatsu operates. This process involves Komatsu estimating the current tax exposure and assessing net operating loss carryforwards and temporary differences resulting from differing treatment of items for tax and accounting purposes. These carryforwards and temporary differences result in deferred tax assets and liabilities, which are included within Komatsu's consolidated balance sheet. Komatsu must then assess the likelihood that Komatsu's deferred tax assets will be recovered from future taxable income and available tax planning strategies, and, to the extent Komatsu believes that recovery is not likely, Komatsu must establish a valuation allowance. When the actual results differ from these estimates, Komatsu may need to adjust the valuation allowance which could materially affect Komatsu's financial position and results of operations.

Valuation of long-lived assets

     Komatsu's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to management's best estimate of future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The undiscounted cash flow projections used to make assessment involves significant judgments. Fair value is measured based on the discounted cash flow model or independent appraisal. In the event that there are changes in strategy and market conditions, the assessment of the ability to recover the carrying amount of long-lived assets would change.

Fair value of financial instruments

     The fair values of derivative financial instruments, consisting principally of foreign currency contracts and interest swap agreements, are estimated by obtaining quotes from brokers.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Change in assumptions could affect the estimates.

Pension liabilities and expenses

     The amounts of Komatsu's pension obligation and net period pension cost are dependent on certain assumptions used to calculate such amounts. Those assumptions are described in Note 10 to the consolidated financial statements and include the discount rate, expected rate of return on plan assets and rates of increase in compensation. In accordance with generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future service years of employees and therefore, generally affect Komatsu's recognized expense and recorded obligation in such future periods. While Komatsu believes that its assumptions are appropriate, in the event that there are significant differences in the actual results or significant changes in the assumptions, the pension obligation and the future expenses would be impacted.

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

     During fiscal 2002, ended March 31, 2002, the business environment for construction and mining equipment became grave in Japan, with an over 20% decline in demand from the previous year, as it was impacted by reduced construction investment. Overseas, while the Chinese market continued to expand during the year, demand in the major markets of North America and Europe declined. As a result, overall overseas demand was slack for the year under review.

     With respect to electronics, the international semiconductor market registered a record drop in 2001, resulting in a drastic fall in demand for silicon wafers and their raw material, polycrystalline silicon. Demand for thermoelectric modules for use in fiber optic communication networks took a sharp downturn during the year, partly in reaction to skyrocketing demand in the previous year.

     The Company embarked on its Reform of Business Structure project, centering on capacity cost reduction, substantial cutbacks in production costs and new growth in its mainstay construction and mining equipment business, to transform its corporate structure into a new one capable of expanding profits. As part of this reform, the Company consolidated some operations, restructured its organizations, improved operational efficiency and cut back expenses. In Japan, the Company implemented voluntary retirement and transferred employees to affiliated companies.

     In its construction and mining equipment business, the Company aggressively made an initial domestic launch of its GALEO-series equipment, which features IT and other cutting-edge technologies. The Company also worked to accelerate involvement in after-sales downstream markets such as those for rental equipment, used equipment, parts and services. Overseas, Komatsu made concerted efforts to secure profits by carrying out programs that differed according to regions and products.

     In response to deteriorated profitability in its electronics business, Komatsu made a thorough reassessment of the segment's business structure and recorded impairment losses on the fixed assets of two subsidiaries in the United States.

     Foreign Exchange Rate Fluctuations. Sales to customers located outside Japan represented approximately 54% and 47% of Komatsu's net revenues in fiscal 2002 and fiscal 2001, respectively. A significant proportion of Komatsu's international sales has been denominated in United States dollars. An appreciation in the value of the yen against the US dollar could generally have an adverse effect on Komatsu's operations although Komatsu has reduced its exposure to changes in the exchange rate between the yen and the US dollar by increasing the local content of its products manufactured in the United States and elsewhere outside Japan. To further reduce foreign exchange risks, Komatsu executes forward exchange contracts as described in Item 11 below. The devaluation of the yen against the US dollar generally results in an increase for Komatsu's operating profit.

Results of Operations

Comparison of Fiscal 2002 with Fiscal 2001

     Net Sales

     Net sales in fiscal 2002 ended March 31, 2002 decreased 5.5% from the previous fiscal year, to (Yen)1,035,891 million (US$7,789 million at US$1=(Yen)133). Sales in Japan dropped 18.5%, to (Yen)478,187 million (US$3,595 million) and overseas sales rose 9.5%, to (Yen)557,704 million (US$4,193 million). As a result, the ratio of overseas sales to consolidated net sales for the year rose to 53.8% from 46.5% in the previous fiscal year.

     Japanese demand for construction equipment fell sharply from the previous fiscal year, as customers' desire for equipment investment was critically influenced by cutbacks in public investment by the government. Expanded sales from introducing renewed main models fell short of compensating for the large fall in overall demand in the market. In North America, a leading market for construction equipment, demand has been declining for three consecutive years. In Europe, the market for construction equipment contracted after continued expansion for the last few years. In spite of the declined sales in these markets, overseas sales improved over the previous fiscal year, supported by expanded sales generated in other regions and strong sales of mining equipment. As a result, sales of construction and mining equipment increased 1.8% from the previous fiscal year, to (Yen)731,340 million (US$5,499 million).

     In the electronics business, reflecting the severe conditions of the international IT-related market, demand for silicon wafers and polycrystalline silicon as the raw material for silicon wafers drastically decreased both in Japan and overseas. Sales of FA equipment and LAN-related peripherals were sluggish, sales of thermoelectric modules for use in fiber optic communication networks suffered from a drastic drop in demand and those of temperature-control semiconductor manufacturing equipment were adversely affected by reduced capital investment in the industry. As a result, sales from the electronics business dropped 34.8% from the previous fiscal year, to (Yen)76,769 million (US$577 million).

     With respect to other operations, sales of large presses advanced in the industrial machinery business, supported by expanded investment by Japanese automobile manufacturers mainly in their overseas plants. In the business of sheet metal forming machinery and agricultural and forestry machines, sales grew centering on products with unique features despite the difficult business conditions. On the other hand, sales of forklift trucks declined considerably from the previous fiscal year due to reduced demand for industrial vehicles in Japan and overseas.

     As a result, sales from other operations declined 12.6% from the previous fiscal year, to (Yen)227,782 million (US$1,713 million). This decline was also affected by the exclusion of sales of Komatsu Construction, which became unconsolidated in October 2000.

     Overseas sales by region in fiscal 2002 were as follows: sales in the Americas reached (Yen)262,341 million (US$1,972 million), up 8.8%; sales in Europe increased 1.2%, to (Yen)128,029 million (US$963 million); sales in Asia (excluding Japan) and Oceania advanced 7.9%, to (Yen)126,363 million (US$950 million); and sales in the Middle East and Africa climbed 65.2%, to (Yen)40,971 million (US$308 million).

     Earnings

     Cost of sales in fiscal 2002 decreased 1.5% from the previous fiscal year, to (Yen)792,748 million (US$5,961 million). The ratio of cost of sales to net sales grew 3.1 percentage points, to 76.5%. Selling, general and administrative (SG&A) expenses for the year declined 2.8%, to (Yen)256,364 million (US$1,928 million), keeping the ratio of SG&A expenses to net sales to 24.7%,a minimal increase of 0.6 percentage points over the previous fiscal year, in spite of the big drop in net sales. As a result, operating loss for fiscal 2002 amounted to
(Yen)13,221 million (US$99 million), compared to profits of (Yen)27,815 million in fiscal 2001. This deterioration was brought about primarily by worsened conditions in the domestic construction and mining equipment business and in the electronics business.

     Net interest and other income and expenses in fiscal 2002 generated a loss of (Yen)93,503 million (US$703 million), compared with a loss of (Yen)7,751 million in the previous fiscal year. This resulted from the fact that net other expenses in fiscal 2002 included the large cost of reform of business structure, such as the impairment losses of fixed assets of electronics business related subsidiaries in the United States as well as the cost of early retirement program and transfers of employees to affiliated companies in Japan.

     As a result, loss before income taxes, minority interests and equity in earnings for the fiscal year totaled (Yen)106,724 million (US$802 million), compared with profits of (Yen)20,064 million for the previous fiscal year, and the percentage of loss before income taxes, minority interests and equity in earnings to net sales was minus 10.8% in fiscal 2002.

     Equity in earnings of affiliated companies in fiscal 2002 amounted to
(Yen)398 million (US$3 million).

         As a result, Komatsu's net loss in fiscal 2002 was (Yen)80,621 million (US$606 million).

     On a per share basis, net loss amounted to (Yen)84.46 (US63.5c). Dividends per share were maintained at (Yen)6.00 (US4.5c), as positive effects from the reform of business structure should improve the business results of the Company in fiscal 2003 and thereafter. The corresponding figures for fiscal 2001 were
(Yen)7.24 and (Yen)6.00, respectively.

Comparison of Fiscal 2001 with Fiscal 2000

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

     In addition in fiscal 2002, Komatsu recorded impairment losses on long-lived assets of (Yen)52,242 million which relates to production facilities that are being sold or significantly reduced in operations due to the poor market conditions in the electronics segment.

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

     Construction and Mining Equipment. Fiscal 2002 net sales of construction and mining equipment totaled (Yen)731,340 million (US$5,499 million), an increase of 1.8% compared to (Yen)718,147 million in fiscal 2001, which represented a decrease of 3.9% compared to (Yen)747,647 million in fiscal 2000. Construction and mining equipment net sales accounted for 70.6% of Komatsu's worldwide net sales in fiscal 2002. While sales in Japan decreased 14.8% to
(Yen)260,351 million (US$1,958 million) in fiscal 2002 from (Yen)305,593 million in fiscal 2001, sales outside Japan increased 14.2% to (Yen)470,989 million (US$3,541 million) in fiscal 2002. Sales in Japan represented 35.6% of total sales of construction and mining equipment, down 7% from the previous fiscal, while the proportion of sales outside Japan increased to 64.4%. Overall, net sales of construction and mining equipment comprised 70.6% of Komatsu's total net sales in fiscal 2002, up 5.1% from 65.5% in fiscal 2001 and down 0.2% from 70.8% in fiscal 2000.

     Operating income from the construction and mining equipment segment for fiscal 2002 decreased 96% compared to the previous fiscal to (Yen)881 million (US$7 million) primarily due to reduced sales in Japanese market and due to one-time expenses resulting from reforms in the business structure. In fiscal 2001 operating income decreased 22.1% to (Yen)22,203 million from (Yen)28,489 million in fiscal 2000.

     Electronics. In the electronics business, fiscal 2002 net sales from electronics operations decreased 34.8% to (Yen)76,769 million (US$577 million) from (Yen)117,745 million in fiscal 2001 as sales in Japan decreased 42.1% to
(Yen)43,085 million (US$324 million), and sales outside Japan decreased 22.2% to
(Yen)33,684 million (US$253 million). Fiscal 2001 net sales increased 30.3% to
(Yen)117,745 million from (Yen)90,335 million in fiscal 2000. Electronics accounted for 7.4% of Komatsu's net sales in fiscal 2002, compared with 10.7% in fiscal 2001 and 8.6% in fiscal 2000.

     KEM, a 61.9%-owned subsidiary of the Company engaged in the manufacture of silicon wafers, had sales of (Yen)52,323 million (US$393 million) for fiscal 2002, a decrease of 33.4% from sales of (Yen)78,525 million the previous fiscal year.

     Operating income from the electronics segment for fiscal 2002 was an operating loss of (Yen)14,925 million (US$ 112 million).

     Other Operations. Fiscal 2002 sales from Komatsu's other operations decreased 12.6% to (Yen)227,782 million (US$1,713 million) from (Yen)260,477 million in fiscal 2001.Sales of large presses advanced in the industrial machinery business, supported by expanded investment by Japanese automobile manufactures mainly in their overseas plants. In the business of sheet metal forming machinery and agricultural and forestry machines, sales grew centering on products with unique features despite the difficult business conditions. On the other hand, sales of forklift trucks declined considerably from the previous fiscal year due to reduced demand for industrial vehicles in Japan and overseas. Operating income from other operating segments for fiscal 2002 decreased 22.9%, to (Yen)4,976 million (US$37 million) compared to (Yen)6,450 million the previous fiscal year.

Performance by Region

     Japan. Net sales to customers in Japan decreased 18.5% from (Yen)586,865 million in fiscal 2001 to (Yen)478,187 million (US$3,595 million) in fiscal 2002. Operating income (loss) for Komatsu's operations in Japan decreased from an income of (Yen)29,253 million in fiscal 2001 to an income of (Yen)130 million (US$1 million) in fiscal 2002. The decrease in sales came from reduction of the demand for construction equipment in Japan and affected by the exclusion of sales of Komatsu Construction. Compared to fiscal 2000, net sales to customers in Japan and operating income (loss) recorded by Komatsu's operations in Japan in fiscal 2001 increased by 6.0% (from (Yen)553,822 million) and increased by
(Yen)28,298 million from an operating income of (Yen)955 million, respectively.

     Asia (Excluding Japan) and Oceania. Net sales to customers in the rest of Asia and Oceania increased 7.9% to (Yen)126,363 million (US$950 million) in fiscal 2002 compared to (Yen)117,136 million in fiscal 2001. Net sales in fiscal 2001 increased 17.7% from (Yen)99,558 million in fiscal 2000. The increase in net sales in fiscal 2002 was due to recovery of the market demand in Asia for Komatsu's products. Net sales to customers in Asia (excluding Japan) and Oceania comprised 12.2% of Komatsu's worldwide net sales in fiscal 2002, up from 10.7% in fiscal 2001 and up from 9.4% in fiscal 2000.

     Americas. Net sales to customers in North America, Central America and South America increased 8.8% in fiscal 2002 to (Yen)262,341 million (US$1,972 million) from (Yen)241,091 million in fiscal 2001. Fiscal 2001 net sales decreased 0.6% from net sales of (Yen)242,609 million in fiscal 2000. North American, Central American and South American net sales accounted for 25.3% of Komatsu's net sales worldwide in fiscal 2002, up from 22.0% in fiscal 2001 and 23.0% in fiscal 2000.

     Operating loss for Komatsu's operations in the Americas increased over a loss of (Yen)2,302 million in fiscal 2001 and an income of (Yen)12,354 million in fiscal 2000 to a loss of (Yen)10,562 million (US$79 million) in fiscal 2002.

     Europe. Net sales to customers in Europe in fiscal 2002 increased 1.2% to
(Yen)128,029 million (US$963 million) from (Yen)126,479 million in fiscal 2001. Fiscal 2001 net sales increased 2.3% over (Yen)123,633 million in fiscal 2000. Net sales to customers in Europe comprised 12.4% of Komatsu's net sales worldwide in fiscal 2002, up from 11.5% in fiscal 2001 and 11.7% in fiscal 2000.

     In fiscal 2002, operating income from Komatsu's operations in Europe decreased to (Yen)3,077 million (US$23 million) from (Yen)5,945 million in fiscal 2001. Compared to fiscal 2000, operating income recorded in fiscal 2001 increased by (Yen)1,661 million from (Yen)4,284 million.

     Middle East and Africa. In the Middle East and Africa, Komatsu's net sales increased 65.2% to (Yen)40,971 million (US$308 million) in fiscal 2002 compared to (Yen)24,798 million in fiscal 2001, which represented a 31.2% decrease from net sales of (Yen)36,032 million in fiscal 2000. Net sales to customers in the Middle East and Africa comprised 4.0% of Komatsu's net sales worldwide in fiscal 2002, up from 2.3% in fiscal 2001 and 3.4% in fiscal 2000.

     B. Liquidity and capital resources

     Cash and cash equivalents as of March 31, 2002 were (Yen)45,392 million (US$341 million), an increase of (Yen)5,632 million over the previous fiscal year end. Net cash provided by operating activities was (Yen)60,321 million (US$454 million) for fiscal 2002, a decrease of (Yen)9,655 million from the previous year.

     Net cash used in investing activities in fiscal 2002 was (Yen)16,933 million (US$127 million) and decreased by (Yen)18,209 million from (Yen)35,142 million used in fiscal 2001. This decrease was principally due to an increase in the proceeds from sales of property by (Yen)11,925 million in fiscal 2002 compared to fiscal 2001. Net cash used in financing activities decreased to
(Yen)40,455 million (US$304 million) in fiscal 2002, a decrease of (Yen)35,408 million from (Yen)75,863 million used by financing activities in fiscal 2001, principally reflecting the decrease of repayment of long term debt obligations by (Yen)31,013 million compared to fiscal 2001.

     Working capital in fiscal 2002 decreased 17.5% from the previous year, to
(Yen)167,581 million (US$1,260 million) resulting from declined sales and reduced assets. The current ratio (current assets divided by current liabilities) in fiscal 2002 decreased by 6.6% from the previous year to 128.3%, compared with 134.9% in fiscal 2001.

     Capital expenditures in fiscal 2002 decreased 6.1% from the previous year to (Yen)74,468 million (US$560 million). The decrease resulted mainly from highly focused capital expenditures. Commitments for capital expenditures outstanding as of March 31, 2002 totaled (Yen)2,900 million (US$22 million).

     In the construction and mining equipment segment, which is a mature industry, Komatsu has already developed worldwide production and distribution capabilities. Accordingly, Komatsu does not anticipate that it will need to incur significant capital expenditures or other investments to expand its production in this segment.

     Komatsu intends to meet its future capital expenditures, debt service and working capital requirements mainly from cash flow from operating activities and roll over of short-term loans. Net cash provided by operating activities was
(Yen)60,321 million (US$454 million) for fiscal 2002. A continuing sluggish economy in Komatsu's principal markets and a sustained decrease in demand for Komatsu's products would reduce cash flow from operations.

     While Komatsu expects cash flow from operations to be its primary source of funding, Komatsu also intends to use, to a lesser extent, borrowings, including under new lines of credit, securitization of accounts receivable, and capital markets funding, including commercial paper.

     At March 31, 2002, Komatsu had a cash balance of (Yen)45,392 million (US$341 million). At that date, Komatsu's consolidated total debt was
(Yen)476,897 million (US$3,586 million), (Yen)219,717 million (US$1,652 million) of which was short-term debt (including current portions of long-term debt). As of March 31, 2002, (Yen)44,778 million of Komatsu's long-term debt was scheduled to mature in fiscal 2003, (Yen)96,945 million in fiscal 2004, and (Yen)48,902 million in fiscal 2005 and thereafter.

     Komatsu has implemented an accounts receivable securitization program and such securitizations are expected to become an important source of funds for Komatsu in the future. As of March 31, 2002, Komatsu had securitized accounts receivable totaling (Yen)159,393 million (US$1,198 million) (or 32.1% of total accounts receivable at that date). Of this amount, (Yen)41,441 million related to receivables generated by Komatsu's Japanese operations and (Yen)117,952 million related to receivables generated by Komatsu's North American operations. As of March 31, 2001, Komatsu had securitized accounts receivable totaling
(Yen)127,155 million (or 24.4% of total accounts receivable at that date). Of this amount, (Yen)22,882 million related to receivables generated by Komatsu's Japanese operations and (Yen)104,273 million related to receivables generated by Komatsu's North American operations.

     Komatsu has several receivable securitization programs of account receivable. The balance as of the end of fiscal 2002 is mentioned above. The receivables are deducted from the consolidated balance sheet when they are sold. Komatsu has the contract of securitization with special purpose companies but does not have any relationship with them except the securitization program.

     A downgrading or worsening of the quality of Komatsu's receivables portfolio could prevent it from using the receivables securitization program.

     As of May 31, 2002, the Company had outstanding (Yen)12,000 million of commercial paper issued under its (Yen)50,000 million commercial paper program, scheduled to mature in July 2002. As of May 31, 2002, Komatsu Finance America Inc. ("KFA") had outstanding US$538 million of notes issued under its US$1,200 million Euro Medium Term Note Program ("EMTN Program"). Under the EMTN Program, the Company, KFA, Komatsu Finance (Netherlands) B.V. ("KFN") and Komatsu Australia Pty., Ltd. may from time to time issue notes denominated in any currency. The notes issued under the EMTN Program are scheduled to mature on various dates through September 2009. As of May 31, 2002, Komatsu Finance (Netherlands) B.V. had EUR117 million of notes issued under its EMTN program, which are scheduled to mature on various dates through October 2004.

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

     In March 1999, the Company issued (Yen)35,000 million of unsecured bonds, scheduled to mature in March 2006. The Company used the net proceeds from the sale of these bonds for an acquisition of KSA, previously a wholly-owned subsidiary of KEM, and additional investment in KSA and ASiMI. They repaid bank loans using the paid-in capital. And (Yen)27,447 million of 1.8% convertible unsecured bonds scheduled to mature in 2004.

     The Company and certain consolidated subsidiaries have unused committed lines of credit amounting to (Yen)72,626 million ($546 million) with certain financial institutions at the end of fiscal 2002.

     Komatsu's ability to use external sources of financing will depend, to some extent, on its credit rating. Komatsu believes that it is well positioned to raise capital in the public markets. However, a downgrade of any of the ratings of Komatsu's debt may increase the cost of future borrowings or may make it more difficult to access the public debt markets. In connection with a credit rating agency's review of Komatsu's debt ratings, a credit rating agency may give considerable weight to the continued sluggish economy in Japan and general economic conditions and the lack of growth in Komatsu's principal markets.

Commercial and Contractual Obligations

     For information on Komatsu's outstanding obligations, please refer to notes 9 and 17 of the audited financial statements.

     C. Research and development, patents and licenses

Corporate Policy

     Komatsu will continue to conduct research and development in the construction equipment, electronics, industrial machinery and other fields in order to enhance the functionality, quality and reliability of its products with an emphasis on environmental and social responsibility.

     Research and development ("R&D") expenses for fiscal 2002 decreased 2.6% from the previous year, to (Yen)44,083 million (US$331 million), representing 4.3% of net sales. Komatsu's consolidated R&D expenditures for the years ended March 31, 2001 and 2000 amounted to (Yen)45,282 million and (Yen)42,460 million, respectively. The construction and mining equipment segment accounted for R&D expenses of (Yen)27,667 million in fiscal 2002 compared to (Yen)26,992 million in fiscal 2001. The electronics segment recorded R&D expenses of
(Yen)5,585 million in fiscal 2002 compared to (Yen)7,047 million in fiscal 2001.

Spirit of Manufacturers

     Komatsu believes the "Spirit of Manufacturers," is the power to challenge and constantly produce the best possible products in quality, specification and cost. This power is the foundation of Komatsu's competitive strength. By reinforcing the original system of manufacturing, Komatsu will strive to develop products, services and systems with outstanding features which overwhelm the competitors, and the production bases worldwide will strive to achieve top-level product competitiveness in respective regions.

Core Technologies

     Komatsu concentrates on the following five core technologies that have been cultivated through the development and manufacture of construction, and mining equipment and industrial machinery. The expansion of Group operations in the future will be focused on these technologies.

     The five core technologies

     .    Mechanical Eng. & Mechatronics
     .    Electronics & Silicon Material
     .    Basic (Analysis, Thermal, Optical, etc.)
     .    Material and Manufacturing
     .    System & Information

Mid- and Long-term R&D Strategy

     Komatsu will focus on the following technological issues in mid- to long-term R&D activity:

Information Technology (IT)

     R&D to improve the products and services with IT will be one of the top priority issues for the coming years. By doing this, Komatsu plans to be able to offer system-integrated products and services, and furthermore, `talk' with the machines in the field to support our customers faster and more accurately.

For construction equipment, Komatsu has projects such as:

..    Unmanned hauling system for mining (offering relief from physically demanding conditions)
..    Dispatch and fleet control of construction sites

Combining various sensing technologies and a communications network system, Komatsu believes Komatsu will be able to run a remote machine diagnosis/support system for the machines working in the field. More accurate PM (preventive maintenance) can be performed for timely parts upgrade and replacement to improve machine availability. This approach will be applied not only to construction equipment, but to all products and services Komatsu is engaged in.

Technology Assessment and Development for Environmental Conservation

     As a corporate citizen, being environment-friendly is a bottomline requirement. Komatsu will diligently work to produce low emission engine-powered vehicles, with lower energy consumption. Komatsu intends to use more recycled parts and material/components. In the future, Komatsu intends that its coolant will have a longer life, and hydraulic oil will be bio-degradable. All Komatsu product designs will be based on LCA (life cycle assessment).

     Especially for machines to operate in urban areas, Komatsu intends to develop core technologies to further reduce noise and vibration of the equipment.

     Komatsu is also devoted to using the engineering resources in developing recycling equipment and services, such as mobile crushers and recycle plants.

Material and Equipment Technology to Support Semiconductor Die Shrink

     The acceleration of semiconductor geometry shrink has brought the 0.13(miu)m generation right around the corner. This is requiring new process technology, and the role of the material and equipment industry to support this move is becoming increasingly important. On the material (polycrystal silicon, silane gas and silicon wafers) side, R&D efforts in silicon material and wafer manufacturing technology are directed to improve crystal quality and flatness of wafers.

     Komatsu believes that impressive progress in semiconductor process, and equipment technology is on the way, too. Komatsu believes that years of experience in R&D of diesel engines and construction equipment has ensured its excellence in technology areas such as optics/laser technology, and thermal technology. These can make significant contributions to semiconductor manufacturing of the next technology node.

     In addition, Komatsu develops high-quality thermo-modules, that are indispensable for precision cool/heat control (wavelength control) of laser diodes for high-speed fiberoptic data communication.

     D. Trend information

Development and Results of Business Operations

     During the period under review, it is projected that the Japanese economy will register real negative growth, due to drastic decrease in capital investment and industrial production as well as record high unemployment rate, caused by the sluggish IT related markets and deflationary trend of the economy. The United States began to generate steady momentum for recovery later in the year. Nevertheless, it was on a declining trend when viewed for the whole year. European economies also weakened for the year. All combined, world economies slowed down simultaneously.

     The business environment for construction and mining equipment business was seriously affected by decline in demand of over 20% in Japan from the previous period. In overseas markets, the Chinese market continued to expand during the year, however, demand declined in our major markets of North America and Europe reflecting economic slowdown in these regions. Overseas demand was slack for the year under review.

     In the electronics business, Komatsu witnessed a record-breaking drop in the international semiconductor market for the year 2001, resulting in a drastic fall in the demand for silicon wafers and their raw materials, and polycrystalline silicon. Demand for thermo-modules (thermoelectric elements) for use in fiber optic communication network also dropped sharply for this period, which is seen as a reaction to surging growth in demand during the previous year.

     Under these difficult conditions, in order to transform its corporate structure into a new one capable of expanding profits, Komatsu has embarked on the Reform of Business Structure which underscores cutback of capacity costs, substantial reduction of production costs, and new growth for its mainstay business of construction and mining equipment.

     In cutting costs, Komatsu consolidated some operations, restructured its organizations, improved operational efficiency and reduced costs. Particularly in Japan, the Company solicited voluntary retirees and transferred employees to affiliated companies in order to reduce personnel expenses.

     In its construction and mining equipment business, Komatsu made aggressive launchings of the new "GALEO" series machines equipped with IT and other latest technological features in Japan, prior to other markets of the world. On the other hand, Komatsu also strengthened its business in the downstream fields such as rental, used equipments, components and after-sales services. Overseas, Komatsu carried out various measures designed for each region and product to improve profits.

     In the electronics business, in order to improve deteriorated profits, Komatsu made thorough reassessment of the business structure and recorded impairment losses on fixed assets of two U.S. subsidiaries.

     While Komatsu is determined to bring about positive results from these measures, the Company recorded an extraordinary loss by including expenses associated with voluntary retirement, transfers to affiliates and impairment losses of fixed assets for the electronics business for the year under review.

Forward Looking Information

     Komatsu believes that there are signs of recovery in market demand for construction equipment in North America along with economic signs of bottoming out as a result of the inventory adjustment in progress. While it is projected that demand for construction equipment will remain sluggish in Europe, Komatsu believes there are signs of recovery in overall overseas markets with the rapidly growing Chinese market and other regions with promising potential demand. Meanwhile, in Japan, where almost half of Komatsu's sales takes place, it is difficult to anticipate definite developments for economic recovery, and it is projected that reduction of construction investment will continue. In this light, Komatsu anticipates a difficult and challenging business environment for fiscal 2003.

Item 6.   Directors, senior management and employees

     A. Directors and senior management

     All Directors and Statutory Auditors are elected by a general meeting of shareholders to serve terms of approximately one year and three years, respectively, according to the statutory maximum. However, a Director or a Statutory Auditor may serve any number of consecutive terms.

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

     Set forth below are the names of the Company's Directors and Statutory Auditors (as of June 26, 2002), their positions and offices with the Company, and the dates when they assumed such positions.

                     Current Positions
Name                 with the Company              Date of Office
(Date of birth)
Satoru Anzaki        Chairman of the Board         Mar. 1985 Director
(Mar. 3, 1937)                                     Nov. 1988 Managing Director
                                                   Jun. 1991 Executive Managing Director
                                                   Jun. 1995 President (Rep. Director)
                                                   Jun. 2001 Chairman of the Board

Masahiro Sakane      President                     Jun. 1989 Director
(Jan. 7, 1941)       (Representative Director)     Jun. 1994 Managing Director
                                                   Jun. 1997 Executive Managing Director
                                                   Jun. 1999 Executive Vice President
                                                   Jun. 1999 Rep. Director
                                                   Jun. 2001 President (Rep. Director)

Toshitaka Hagiwara   Executive Vice President      Jun. 1990 Director
(June 15, 1940)      (Representative Director)     Jun. 1995 Managing Director
                     Assistant to President,       Jun. 1997 Executive Managing Director
                     Supervising Corporate         Jun. 1999 Executive Vice President
                     Administration,               Jun. 1999 Rep. Director
                     Related Businesses, and
                     Management Structure Reform

Kazuhiro Aoyagi      Executive Managing Director   Jun. 1993 Director
(Apr. 14, 1943)      President, Construction &     Jun. 1998 Managing Director
                     Mining Equipment              Jun. 1999 Senior Executive Officer
                     Marketing Division.           Jun. 2001 Executive Managing Director

Kunio Noji           Managing Director             Jun. 1997 Director
(Nov. 17, 1946)      President,                    Jun. 1999 Executive Officer
                     Production Division,          Jun. 2000 Senior Executive Officer
                     Supervising,                  Jun. 2001 Managing Director
                     e-KOMATSU

Kunihiko Komiyama    Managing Director             Jun. 1996 Director
(May. 5, 1945)       General Manager,              Jun. 1999 Senior Executive Officer
                     Corporate Planning,           Jun. 2002 Managing Director
                     Supervising Engines
                     & Hydraulics Business

Tetsuya Katada       Director                      Mar. 1978 Director
(Oct. 15, 1931)      Counselor                     Mar. 1983 Managing Director
                                                   Mar. 1987 Executive Managing Director
                                                   Jun. 1988 Executive Vice President
                                                   Jun. 1988 Rep. Director
                                                   Jun. 1989 President (Rep. Director)
                                                   Jun. 1995 Chairman of the Board
                                                             (Rep. Director)
                                                   Jun. 1999 Chairman of the Board
                                                   Jun. 2001 Director

Toshio Morikawa      Director                      Jun. 1999 Director
(Mar. 3, 1933)       Advisor, Sumitomo Mitsui
                     Banking Corporation

Norimichi Kitagawa   Statutory Auditor             Jun. 1993 Director
(July 22, 1940)                                    Jun. 1997 Managing Director
                                                   Jun. 1999 Executive Managing Director
                                                   Jun. 2001 Statutory Auditor

Masafumi Kanemoto    Statutory Auditor             Jun. 2002 Statutory Auditor
(May. 11, 1947)

Masahiro Yoshiike    Statutory Auditor             Jun. 1997 Statutory Auditor
(Mar. 23, 1940)      President,
                     The Taiyo Mutual Life
                     Insurance Co.

Takaharu Dohi        Statutory Auditor             Jun. 1999 Statutory Auditor
(Jul. 12, 1933)

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

Interest of Management in Certain Transactions

None

    B. Compensation

Aggregate Compensation

       The aggregate compensation, including bonuses but excluding retirement allowances, paid by the Company in fiscal 2002 to all Directors and Statutory Auditors as a group for services in all capacities, was (Yen)374 million.

Bonuses

       In accordance with customary Japanese business practices, annual bonuses are paid to the Directors and Statutory Auditors of the Company out of the "profit" of the Company available for dividends, as such "profit" is determined in accordance with the Japanese Commercial Code. Such bonuses are approved by the shareholders of the Company at a meeting customarily held in June of each year. Bonuses so paid are not deductible by the Company for tax purposes and for financial reporting purposes are not reported under selling, general and administrative expenses as a charge against income for the year in which they are paid. Included in the figure for aggregate compensation set forth above is a total of (Yen)63 million in bonuses paid to Directors and Statutory Auditors as a group in their capacities as such (excluding bonuses for their services as employees) in respect of the 2002 fiscal year, as approved by the Company's Shareholders at the General Meeting of Shareholders held on June 27, 2001.

Retirement Allowance

       The Company has a severance payment plan for Directors and Statutory Auditors. The plan provides for lump-sum severance payments based on pertinent rules of the Company. The amount of provision made for such severance payments, as charged to operating income, for the year ended March 31, 2002 was (Yen)103 million.

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

Option to exercise the issuance of common stocks warrant

       On June 26, 2002, the shareholders of the Company authorized the Company to issue rights to acquire new shares to the Directors and certain employees in the form of stocks options. This issuance of common stocks warrant of the Company up to a maximum of 950 rights, that will result in 950,000 shares by granting the right to convert 1,000 stocks per a stock warrant.

    C. Board practices

       See Item 6A "Directors and senior management"

    D. Employees

Number of employees by business segment

                Total      Construction and Mining Equip.      Electronics        Other       Corporate
    2002       30,760                  20,407                     3,227           6,721          405
    2001       32,002                  20,345                     3,578           7,625          454
    2000       31,785

Segment information for 2000 is not available.

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

    E. Share ownership

       The following table lists the number of shares owned by the Directors and Statutory Auditors of the Company as of March 31, 2002. This table does not include the shares related to unexercised stock options.

Name                            Position                              Number of shares (in thousands)
Satoru Anzaki                   Chairman of the Board                                 134
Masahiro Sakane                 President                                              49
Toshitaka Hagiwara              Executive Vice President                               47
Kazuhiro Aoyagi                 Executive Managing Director                            35
Kunio Noji                      Managing Director                                      25
Kunihiko Komiyama               Managing Director                                      28
Tetsuya Katada                  Director                                               81
Norimichi Kitagawa              Statutory Auditor                                      29
Masafumi Kanemoto               Statutory Auditor                                      12
Masahiro Yoshiike               Statutory Auditor                                       2

Item 7.       Major Shareholders and Related Party Transactions

    A. Major Shareholders

       The following table shows the number of Company shares held by holders of 5% or more of Company shares and their percentage ownership as of March 31, 2002.

 Name of major shareholders             Shares owned            Percentage

                                          (in thousands)
The Taiyo Mutual Life Insurance Co.           55,224             5.8%
NATS CUMCO                                    55,056             5.7%

NATS CUMCO is the share nominee of CITIBANK, N.A. which is a trustee of the Company's ADR (American Depositary Receipts).

         The major shareholders of 5% or more of the Company shares and their percentage ownership as of March 31, 2001 and 2000 are as follows,

As of March 31, 2001

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

         The Company's major shareholders do not have different voting rights.

         As of March 31, 2002, 86 residents of the United States held approximately 14.0% of the outstanding shares of record.

         To the best knowledge of the Company, the Company is not, directly or indirectly, controlled by another corporation or other entity, by the Government of Japan or by any foreign government, nor to the best of its knowledge does any person own more than ten percent of the Company's Common Stock, except as described below.

Brandes Investment Partners

         Brandes Investment Partners filed a substantial share holding report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan on May 24, 2001 in accordance with Paragraph 1 of Article 27-25 of the Securities and Exchange Law of Japan. Their report showed that they held 116,471,776 shares, or 12.1% of the Company's shares, as of April 27, 2001.

Franklin Templeton Investment Group

         Franklin Templeton Group, which consists of 6 investment institutions, filed as a group a substantial share holding report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan on July 19, 2001, in compliance with Paragraph 1 of Article 27-25 of the Securities and Exchange Law of Japan.

Their report showed that they held 52,489,437 shares, or 5.5% of the Company's shares, as of May 1, 2001.

         The number and the percentage of the Company shares held by Brandes Investment Partners and Franklin Templeton Investment Group who are beneficial owners of 5% or more of the Company shares are not contained in the foregoing table because we are unable to identify the owners of record of the shares held by them.

      B. Related party transactions

         Since the beginning of Komatsu's last full fiscal year, Komatsu has not transacted with, nor does Komatsu currently plan to transact with a related party. In this paragraph, a related party includes: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Komatsu; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of Komatsu that gives them significant influence over Komatsu, and close members of any such individual's family; (d) key management personnel, namely those persons having authority and responsibility for planning, directing and controlling the activities of Komatsu, including directors and senior management of companies and close members of such individual's families; (e) enterprises for which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. This item includes enterprises owned by directors or known major shareholders of Komatsu and enterprises that have a member of key management personnel in common with Komatsu. Close members of an individual's family are those that may be expected to influence, or be influenced by, that person in their dealings with Komatsu. An associate is an unconsolidated enterprise in which Komatsu has a significant influence or which has significant influence over Komatsu. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. Shareholders beneficially owing a 10% interest in the voting power of Komatsu are presumed to have a significant influence on Komatsu.

      C. Interests of experts and counsel

      None

Item 8   Financial Information

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

Dividend Policy

         Concerning cash dividends to shareholders, the Company maintains a basic policy of redistributing profits by taking payout ratios into account and linking returns more directly with business results, while ensuring sufficient internal reserves for reinvestment. Based on this policy, we have set fiscal 2002 year-end per share dividends at (Yen)3.0 for the second half, with total annual per share dividends to be set at (Yen)6.0.

      B. Significant changes

No significant change has occurred since the date of the annual financial statements.

Item 9   The Offer and Listing

      A. Offer and listing details

         The shares of common stock of the Company are listed on the Tokyo Stock Exchange (TSE) and four other stock exchanges in Japan: Osaka, Nagoya, Fukuoka and Sapporo.

         ADS's, each representing 4 shares of common stock, have been issued by Citibank N.A. of New York, as Depositary for the American Depositary Receipts (ADR's) evidencing the ADS's, and are traded in the US on the over-the-counter market.

        European Depositary Receipts are listed on the Luxemburg Stock Exchange. Global Bearers Certificates are listed on the Frankfurt Stock Exchange.

         As of June 30, 2002, 958,921,701 shares of common stock were outstanding. On the same date, 15,045,925 ADS's (equivalent to 60,183,700 shares of common stock, or approximately 6.3% of the total number of shares of common stock outstanding on that date) were outstanding and were held by 13 record holders of ADR's.

         The following table sets forth for the periods indicated the reported high and low sales prices of the Company's stock on Tokyo Stock Exchange and the reported high and low sales prices of ADS's.

  Period                                      TSE                 ADS
                                          (Japanese Yen)     (U.S. dollars)
                                          High      Low      High       Low
  The fiscal year ended March 31, 1998    985       486      32.500     15.140
  The fiscal year ended March 31, 1999    745       505      23.260     16.170
  The fiscal year ended March 31, 2000    820       444      27.490     16.700
  The fiscal year ended March 31, 2001
      1/st/ quarter                       759       488      28.750     19.240
      2/nd/ quarter                       803       587      30.125     21.500
      3/rd/ quarter                       608       465      22.500     17.250
      4/th/ quarter                       615       480      19.500     16.500
  The fiscal year ended March 31, 2002
      1/st/ quarter                       705       516      22.900     17.000
      2/nd/ quarter                       582       355      18.250     12.100
      3/rd/ quarter                       469       369      14.300     11.900
      4/th/ quarter                       500       375      14.700     11.250

  2002 January                            500       401      14.700     12.000
  2002 February                           464       375      12.900     12.250
  2002 March                              485       409      14.500     12.750
  2002 April                              493       422      15.000     13.050
  2002 May                                479       431      15.000     13.750
  2002 June                               444       393      14.200     13.000

      B. Plan of distribution

     Not applicable.

     C. Markets

     See Item 9A"Offer and listing details"

Item 10    Additional Information

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

(3) In September 2000, the Company entered into a share purchase agreement with Takamatsu Corporation, pursuant to which Komatsu offered sale of its shares in Komatsu Construction to Takamatsu Corporation in the course of a tender offer commenced by Takamatsu Corporation in October 2000. In this connection, the Company entered into a financial assistance agreement with Komatsu Construction and Takamatsu Corporation concerning the improvement of financial condition of Komatsu Construction.

(4) In September 2000, the Company entered into an agreement with Galveston-Houston Company pursuant to which in December 2000 Komatsu acquired Hensley Industries, Inc., a leading manufacturer of buckets, teeth, edges and other products for construction and mining equipment in the international GET market.

(5) In March 2002, the Company entered into an agreement with Volvo Construction Equipment for cooperation on production and development of construction equipment components.

(6) In May 2002, the Company entered into agreements with Komatsu Forklift and Komatsu Zenoah for an exchange of stock with minority shareholders. They will become wholly owned subsidiaries of the Company on October 1, 2002 through the stock for stock exchanges.

     D. Exchange controls

        The Foreign Exchange and Foreign Trade Law of Japan, as amended ("Foreign Exchange Law"), and the cabinet orders and ministerial ordinances thereunder, regulate certain transactions involving a "non-resident of Japan" or a "foreign investor," including a portfolio on foreign ownership of debt or equity securities of Japanese companies.

         "Non-residents of Japan" include individuals who are not resident in Japan and corporations whose principal offices are located outside of Japan. Generally, branches and other offices of Japanese corporations located outside of Japan are regarded as non-residents of Japan, but branches and other offices of non-resident corporations located within Japan are regarded as residents of Japan. "Foreign investors" are defined to be: (i) individuals not resident in Japan; (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan; (iii) corporations of which not less than 50 percent of the voting rights are held directly or indirectly by (i) or (ii) above; and (iv) any corporation in which: (a) a majority of the officers are non-resident individuals; or (b) a majority of the officers having the power to represent the corporation are non-resident individuals.

         The following is a summary of the pertinent regulations under the Foreign Exchange Law insofar as they affect debt securities of the Company, shares of the Company's Common Stock or Depositary Receipts representing such shares.

Debt Securities

         The Foreign Exchange Law requires that a resident of Japan whose debt securities are being issued outside of Japan file a post facto report of "capital transaction" with the Minister of Finance. Under the Foreign Exchange Law, payment of the principal of and interest on these debt securities (including any additional amounts payable pursuant to the terms of the securities) may in general be made by the issuer without any restrictions.

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

Acquisition of Shares

         In general, the acquisition of shares in a Japanese company listed on any stock exchange in Japan or traded on the over-the-counter market in Japan (the "listed shares") from a resident of Japan by a non-resident of Japan requires the resident of Japan to file a post facto report with the Minister of Finance of the transaction. The Foreign Exchange Law gives the Minister of Finance the power in certain limited and exceptional circumstances to require prior approval for any such acquisition.

         If a foreign investor intends to acquire the listed shares and as a result of such acquisition the aggregate of the shares in the relevant company already held by that foreign investor and certain related parties (as specified under the Foreign Exchange Law) and the number of such shares proposed to be acquired by that foreign investor would be 10 percent or more of the total issued shares, such foreign investor will generally be subject to a post facto reporting requirement to the Minister of Finance and any other competent Minister. In certain exceptional cases, a prior notification is required in respect of such an acquisition.

         Under the Foreign Exchange Law and the regulations thereunder currently in effect, a holder of convertible bonds or warrants to subscribe for new shares which were issued or offered outside of Japan may acquire the listed shares upon the conversion or exercise of such convertible bonds or warrants without being subject to any of the aforesaid prior notification and/or post facto reporting requirements.

Dividends and Proceeds of Sale

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

Exercise or Transfer of Subscription Rights

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

      E. Taxation

Debt Securities

         Except as mentioned below, under the Japanese tax laws currently in effect, the interest on debt securities or corporate bonds (shasai) issued by a Japanese corporation is generally subject to the withholding of Japanese income tax and, in the case of a corporation (other than a non-Japanese corporation having no permanent establishment in Japan), to corporation tax, and premium (if any) on such debt securities is generally subject to Japanese income or corporation tax, depending on the status of the recipient.

         Under Japanese tax laws currently in effect, the payment of interest on debt securities issued outside Japan by a Japanese company (on or after April 1, 1998 and on or before March 31, 2004) and the difference, if any, between the issue price and the amount payable upon redemption of such debt securities will not be subject to the withholding of Japanese income tax, if such interest or difference is payable outside of Japan to a non-resident of Japan or non-Japanese corporation which (in the case of interest) has submitted documents certifying its non-Japanese residency in accordance with the requirements set out in Japanese tax laws. Furthermore, such payment will not be subject to any other Japanese income or corporation tax, unless such non-resident or non-Japanese corporation has a permanent establishment in Japan and the payment is attributable to the business of such non-resident or non-Japanese corporation carried on in Japan through such permanent establishment. The Convention Between Japan and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income of March 1, 1971, as presently in effect (the "Tax Convention"), provides that the interest income of a United States resident or corporation from debt securities may be taxable by Japan if and to the extent that interest is paid by a resident of Japan or otherwise is from sources within Japan.

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

Common Stock and Depositary Receipts

     Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. However, a transfer of retained earnings or legal reserve to stated capital (whether made in connection with a stock split or otherwise) is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income tax. No such transfer would be necessary in connection with a stock split after the amendment of the Commercial Code in 2001.

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

     The following table provides information concerning the derivative financial instruments of Komatsu in relation to foreign currency exchange transactions existing as of March 31, 2002, which are translated into yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2002. As of March 31, 2002 the notional amount of option contracts is (Yen)3,171 million (US$24 million).

                                               Millions of yen (except average contractual rates)
Forwards to sell               US$/Yen         EUR/EUR        GBP/Yen        US$/EUR     Others       Total
Foreign currencies
Contract amounts            (Yen)17,944     (Yen)5,444      (Yen)3,366    (Yen)1,083  (Yen)1,033   (Yen)28,870
Average contractual rates        129.75         113.72            1.63          1.14           -             -

Forwards to buy                 GBP/EUR       Yen/ZAR       Yen/EUR     US$/EUR      US$/Yen     Others     Total
foreign currencies
Contract amounts             (Yen)8,902     (Yen)4,881   (Yen)2,994  (Yen)2,691  (Yen)2,131  (Yen)5,729  (Yen)27,328
Average contractual rates          0.62          11.40       113.46        0.88      100.13           -            -

                                               Thousands of U.S. dollars
Forwards to sell                US$/Yen       EUR/Yen   GBP/EUR    US$/EUR    Others   Total
foreign currencies:
Contract amounts               $134,917       $40,932   $25,308    $8,143     $7,767  $217,067

Forwards to buy                 GBP/EUR       Yen/ZAR   Yen/EUR   US$/EUR    US$/Yen   Others     Total
foreign currencies
Contract amounts                $66,932       $36,699   $22,511   $20,233    $16,023   $43,075   $205,473

Interest Rate Risk

     To reduce risks and hedge cash flow, Komatsu engages in certain interest rate swaps, cross-currency swaps and cap option transactions for interest payment and interest receipt. Certain interest rate swap contracts are not qualified as hedging and are recorded at the fair value and the resulting gains (losses) are recognized as income.

     The following tables provide information concerning the derivatives and other financial instruments of Komatsu that are sensitive to changes in interest rates, mainly including interest rate swaps, cross-currency swaps and debt obligations, excluding capital lease obligations. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate and cross-currency swaps, the following tables present notional amounts and weighted average receive and pay interest rates. As of March 31, 2002, the notional amount and its average strike rate of interest cap transactions are (Yen)63,238 million (US$475 million) and 5.70%, respectively.

Long-term debt excluding capital lease obligations (including due within one year)

                                                                             Millions of yen
                                   Average                                Expected maturity date
                                Interest rate     Total        2003        2004       2005         2006       2007     Thereafter
U.S. dollar bonds                   6.97%      (Yen)25,051   (Yen) -  (Yen)15,590   (Yen) -    (Yen)9,461    (Yen) -     (Yen) -
Japanese yen convertible
Debentures/debentured bonds         1.86%           62,447         -       27,447         -        35,000          -           -
Euro medium-term notes              2.46%           74,056    24,767       11,924    23,663         6,351      6,190       1,161
Loans, principally from banks       2.68%          125,402    14,872       37,784    22,193         6,060     10,119      34,374

Total                             (Yen)286,956  (Yen)39,639  (Yen)92,745   (Yen)45,856  (Yen)56,872  (Yen)16,309  (Yen)35,535

Interest rate and cross-currency swaps                                         Millions of yen
                               Average interest rate                        Expected maturity date
                               Receive    Pay     Total          2003          2004        2005        2006     2007     Thereafter

Japanese yen interest rate       0.32%    0.91% (Yen)65,081   (Yen)22,156  (Yen)7,474 (Yen)30,369  (Yen)5,082     (Yen)-      (Yen)-
swap
U.S. dollar interest rate        1.77%    4.76%      92,781        48,533      29,125      11,902       2,762          -         459
swap
Australian dollar interest       4.33%    4.92%       5,323         5,323           -           -           -          -           -
rate swap
Yen/US$ cross-currency swap      0.90%    2.48%      65,972        20,500      11,818      20,918       6,118      5,618       1,000
Yen/EUR cross-currency swap      0.42%    3.64%       9,300         6,600       1,200       1,500           -          -           -
Others                                                6,782         2,753       2,894       1,086          21         28           -
Total                                          (Yen)245,239  (Yen)105,865 (Yen)52,511 (Yen)65,775 (Yen)13,983 (Yen)5,646  (Yen)1,459

Long-term debt excluding capital lease obligations (including due within one year)   Thousands of U.S. dollars
                             Average                                         Expected maturity date
                          Interest rate      Total       2003     2004       2005      2006      2007     Thereafter
U.S. dollar bonds              6.97%     $  188,353   $      -  $117,218  $      -   $ 71,135  $      -    $      -
Japanese yen convertible
debentures/debentured
bonds                          1.86%        469,526          -   206,368         -    263,158         -           -
Euro medium-term notes         2.46%        556,812    186,218    89,655   177,917     47,752    46,541       8,729
Loans, principally from
banks                          2.68%        942,873    111,820   284,090   166,865     45,564    76,083     258,451
Total                                    $2,157,564   $298,038  $697,331  $344,782   $427,609  $122,624    $267,180

Interest rate and cross-currency swaps                                Thousands of U.S. dollars
                              Average interest rate                            Expected maturity date
                              Receive   Pay       Total       2003     2004      2005     2006      2007    Thereafter
Japanese yen interest rate
swap                           0.32%   0.91%   $  489,330   $166,586 $ 56,195  $228,338 $ 38,211   $     -   $     -
U.S. dollar interest rate
swap                           1.77%   4.76%      697,602    364,910  218,985    89,489   20,767         -     3,451
Australian dollar interest
rate swap                      4.33%   4.92%       40,023     40,023        -         -        -         -         -
Yen/US$ cross-currency swap    0.90%   2.48%      496,030    154,135   88,857   157,278   46,000    42,241     7,519
Yen/EUR cross-currency swap    0.42%   3.64%       69,925     49,624    9,023    11,278        -         -         -
Others                                             50,992     20,699   21,759     8,165      158       211         -
Total                                          $1,843,902   $795,977 $394,819  $494,548 $105,136   $42,452   $10,970


Item 12  Description of Securities Other than Equity Securities

Not Applicable

Item 13  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15.      Reserved

Item 16.      Reserved

Item 17.   Financial Statements

Not Applicable

Item 18.   Financial Statements

See Consolidated Financial Statements and Schedules attached hereto.

Item 19.   Exhibits

(1)  Articles of Incorporation (English Translation)
(2)  Certificate of English translations
(99) Assurances letter concerning the audit by Arthur Andersen.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                KOMATSU LTD.
                                          -------------------------------------
                                                 (Registrant)


Date:  July 23, 2002                 By:        /s/ Kenji Kinoshita
                                          -------------------------------------
                                                Kenji Kinoshita
                                                Executive Officer

                                  KOMATSU LTD.

                                  CONSOLIDATED
                       FINANCIAL STATEMENTS AND SCHEDULES
                FOR THE YEARS ENDED MARCH 31, 2002, 2001 AND 2000


                         PREPARED FOR FILING AS PART OF
                            ANNUAL REPORT (FORM 20-F)
                    TO THE SECURITIES AND EXCHANGE COMMISSION

* * * * * * * * * *

                   KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

                                    INDEX TO
                 CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

                                                                                          Page in
                                                                                       Shareholders
                                                                                           Report
                                                                                    --------------------
    Consolidated Financial Statements and Report of Independent Public
      Accountants Included in the Company's Financial Report to Shareholders
      for the Year Ended March 31, 2002 Attached Hereto and Incorporated
      Herein by Reference:

      Consolidated Balance Sheets, March 31, 2002 and 2001 .....................         34 and 35

      Consolidated Statements of Income for the
        Years Ended March 31, 2002, 2001and 2000 ...............................            36

      Consolidated Statements of Shareholders' Equity for the
        Years Ended March 31, 2002, 2001 and 2000 ..............................            37

      Consolidated Statements of Cash Flows for the
           Years Ended March 31, 2002, 2001 and 2000 ...........................            38

      Notes to Consolidated Financial Statements ...............................         39 to 61

      Report of Independent Public Accountants .................................            62

                                                                                                 Page in
                                                                                              Annual Report
                                                                                               (Form 20-F)
                                                                                           --------------------
    Supplemental Information to Conform with Regulation S-X:

        Supplemental Notes to Consolidated Financial Statements
           to Conform with Regulation S-X ..............................................       A-1 to A-3

        Schedule for the Years Ended March 31, 2002, 2001 and 2000:

           II  -  Valuation and Qualifying Accounts ....................................           A-4

           (Note - Schedules other than one listed above are omitted because of the absence of the conditions under which they are required or because the information called for is included in the consolidated financial statements or notes thereto.)

    Report of Independent Public Accountants ...........................................           B-1

Ten-Year Summary

Komatsu Ltd. and Consolidated Subsidiaries
Years ended March 31

                                                                                              Millions of yen
                                                                                         (except per share amounts)
                                                                          ---------------------------------------------------------
                                                                                  2002            2001            2000
-----------------------------------------------------------------------------------------------------------------------------------
For the fiscal period
Net sales .............................................................   (Yen)1,035,891     (Yen)1,096,369  (Yen)1,055,654
Cost of sales .........................................................          792,748            804,700         796,820
Income (loss) before income taxes, minority interests, equity
   in earnings and cumulative effect of accounting changes ............         (106,724)            20,064          19,395
Net income (loss) .....................................................          (80,621)             6,913          13,395
     As percentage of sales ...........................................             (7.8)%              0.6%            1.3%
Capital expenditures ..................................................           74,468             79,310          57,728
-----------------------------------------------------------------------------------------------------------------------------------

At fiscal period-end
Total assets ..........................................................   (Yen)1,340,282     (Yen)1,403,195  (Yen)1,375,280
Working capital .......................................................          167,581            203,233         221,517
Property, plant and equipment .........................................          405,301            438,795         397,534
Long-term debt--less current maturities ...............................          257,180            238,349         245,289
Shareholders' equity ..................................................          395,143            474,257         490,454
     As percentage of total assets ....................................             29.5%              33.8%           35.7%
-----------------------------------------------------------------------------------------------------------------------------------

Per share data
Net income (loss) per share:
     Basic ............................................................   (Yen)   (84.46)    (Yen)     7.24  (Yen)    13.85
     Diluted ..........................................................           (84.46)              7.24           13.76
Cash dividends per share ..............................................             6.00               6.00            6.00
Shareholders' equity per share ........................................           414.02             497.12          507.26
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                             Yen per U.S. dollar
                                                                          ---------------------------------------------------------
                                                                                  2002            2001            2000
-----------------------------------------------------------------------------------------------------------------------------------
Other information
Exchange rate into U.S. dollars
   (per the Federal Reserve Bank of New York):
     At fiscal period-end .............................................   (Yen)      133     (Yen)      126  (Yen)      103
     Average for the fiscal period ....................................              126                112             110
     Range:
        High ..........................................................              134                126             121
        Low ...........................................................              119                106             102
-----------------------------------------------------------------------------------------------------------------------------------

1. Net income in 1994 includes the cumulative effect of accounting changes for postretirement benefits other than pensions and income taxes.
2. Total assets and shareholders' equity after 1995 include the effect of adopting SFAS No. 115.
3. In fiscal 1994, Komatsu America International Company, formerly Komatsu Dresser Company, was consolidated.
4.   Working capital includes receivables due after one year.

                                 Millions of yen
                           (except per share amounts)

-----------------------------------------------------------------------------------------------------------------
         1999            1998            1997            1996           1995             1994           1993
-----------------------------------------------------------------------------------------------------------------
(Yen)1,061,597   (Yen)1,104,077   (Yen)1,098,916  (Yen)  999,327   (Yen)  918,910  (Yen)  845,853  (Yen)  869,928
       807,255          826,627          827,665         763,045          702,416         649,512         662,408

        (9,604)          40,252           45,769          32,431           24,482          13,933          30,757
       (12,378)          19,241           18,160          14,291           10,225           1,303           3,037
          (1.2)%            1.7%             1.7%            1.4%             1.1%            0.2%            0.3%
       114,874          123,026           70,604          47,499           41,492          30,032          47,156
-----------------------------------------------------------------------------------------------------------------

(Yen)1,524,600   (Yen)1,561,662   (Yen)1,512,730  (Yen)1,593,003   (Yen)1,541,972  (Yen)1,375,966  (Yen)1,323,960
       256,039          212,096          228,404         260,296          254,992         221,274         249,419
       440,706          393,603          299,098         264,842          257,219         260,720         260,999
       292,250          196,898          163,590         140,208          140,550         142,578         207,027
       495,643          524,201          541,933         606,444          575,534         505,871         516,409
          32.5%            33.6%            35.8%           38.1%            37.3%           36.8%           39.0%
-----------------------------------------------------------------------------------------------------------------

 (Yen)  (12.77)  (Yen)    19.60    (Yen)   18.26  (Yen)    14.24   (Yen)    10.19  (Yen)     1.30  (Yen)     3.03
        (12.77)           19.32            18.02           14.10            10.19            1.30            3.03
          7.00             8.00             8.00            8.00             8.00            8.00            8.00
        511.54           540.50           550.79          604.07           573.29          504.28          515.05
-----------------------------------------------------------------------------------------------------------------

                                                Yen per U.S. dollar
-----------------------------------------------------------------------------------------------------------------
         1999            1998            1997            1996           1995             1994           1993
-----------------------------------------------------------------------------------------------------------------
 (Yen)     118   (Yen)      133   (Yen)      124  (Yen)      107   (Yen)       87  (Yen)      102  (Yen)      115
           128              124              113              96               99             107             124

           145              133              124             107              105             114             135
           113              115              105              84               87             101             115
-----------------------------------------------------------------------------------------------------------------

Consolidated Balance Sheets

Komatsu Ltd. and Consolidated Subsidiaries
March 31, 2002 and 2001

                                                                                                                 Thousands of
                                                                                                                 U.S. dollars
                                                                                     Millions of yen               (Note 1)
                                                                           ----------------------------------    ------------
Assets                                                                             2002              2001             2002
-----------------------------------------------------------------------------------------------------------------------------
Current assets

Cash and cash equivalents (Note 1) ....................................... (Yen)    45,392   (Yen)    39,760     $    341,293
Time deposits ............................................................           1,076             1,110            8,090
Trade notes and accounts receivable, less allowance
 for doubtful receivables of (Yen)15,221 million ($114,444 thousand)
 in 2002 and (Yen)10,998 million in 2001 (Notes 3 and 8) .................         337,093           394,658        2,534,534
Inventories (Notes 1 and 4) ..............................................         266,952           255,801        2,007,158
Deferred income taxes and other current assets (Notes 1 and 13) ..........         109,429            94,799          822,774
-----------------------------------------------------------------------------------------------------------------------------
Total current assets .....................................................         759,942           786,128     $  5,713,849
-----------------------------------------------------------------------------------------------------------------------------



Investments

Investments in and advances to affiliated companies (Notes 1 and 6) ......          23,169            24,531          174,203
Investment securities (Notes 1, 5 and 19) ................................          50,651            68,788          380,835
Other ....................................................................             272             1,860            2,045
-----------------------------------------------------------------------------------------------------------------------------
Total investments ........................................................          74,092            95,179          557,083
-----------------------------------------------------------------------------------------------------------------------------



Land and buildings held for sale--at the lower of cost or market
 (including projects in progress) ........................................          12,461            12,809           93,692
-----------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment--less accumulated depreciation
 (Notes 1, 7, 8 and 14) ..................................................         405,301           438,795        3,047,376
-----------------------------------------------------------------------------------------------------------------------------
Deferred income taxes (Notes 1 and 13) ...................................          35,507            20,228          266,970
-----------------------------------------------------------------------------------------------------------------------------
Other assets (Notes 1, 10, 18 and 19) ....................................          52,979            50,056          398,338
-----------------------------------------------------------------------------------------------------------------------------
                                                                           (Yen) 1,340,282   (Yen) 1,403,195     $ 10,077,308
=============================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                                                                                                                 Thousands of
                                                                                                                 U.S. dollars
                                                                                     Millions of yen               (Note 1)
                                                                           ---------------------------------     ------------
Liabilities and Shareholders' Equity                                              2002               2001             2002
-----------------------------------------------------------------------------------------------------------------------------
Current liabilities

Short-term debt (Notes 8 and 9) .......................................... (Yen)   177,098   (Yen)   196,111     $  1,331,564
Current maturities of long-term debt (Notes 8, 9, 14 and 19) .............          42,619            34,026          320,444
Trade notes and accounts payable .........................................         196,069           209,526        1,474,203
Income taxes payable (Note 13) ...........................................           6,011            11,598           45,195
Deferred income taxes and other current liabilities (Notes 1 and 13) .....         170,564           131,634        1,282,436
-----------------------------------------------------------------------------------------------------------------------------
Total current liabilities ................................................         592,361           582,895        4,453,842
-----------------------------------------------------------------------------------------------------------------------------

Long-term debt (Notes 8, 9, 14 and 19) ...................................         257,180           238,349        1,933,684
-----------------------------------------------------------------------------------------------------------------------------
Liability for pension and postretirement benefits (Notes 1 and 10) .......          40,465            54,110          304,248
-----------------------------------------------------------------------------------------------------------------------------
Deferred income taxes (Notes 1 and 13) ...................................           1,650             4,317           12,406
-----------------------------------------------------------------------------------------------------------------------------
Other liabilities (Notes 1, 18 and 19) ...................................           7,230                --           54,361
-----------------------------------------------------------------------------------------------------------------------------
Minority interests .......................................................          46,253            49,267          347,767
-----------------------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities (Note 17)


Shareholders' equity (Notes 1 and 11)
Common stock:
  Authorized, 3,955,000,000 shares in 2002 and 2001;
  Issued and outstanding, 958,921,701 shares in 2002 and 2001 ............          67,870            67,870          510,301
Capital surplus ..........................................................         117,439           117,418          883,000
Retained earnings:
  Appropriated for legal reserve .........................................          20,852            20,718          156,782
  Unappropriated .........................................................         210,309           300,499        1,581,270
Accumulated other comprehensive income (loss) (Notes 1, 5, 10 and 12) ....         (18,393)          (29,204)        (138,293)
Treasury stock at cost, 4,519,972 shares in 2002
 and 4,911,812 shares in 2001 (Note 11) ..................................          (2,934)           (3,044)         (22,060)
-----------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity ...............................................         395,143           474,257        2,971,000
-----------------------------------------------------------------------------------------------------------------------------
                                                                           (Yen) 1,340,282   (Yen) 1,403,195     $ 10,077,308
=============================================================================================================================

Consolidated Statements of Income

Komatsu Ltd. and Consolidated Subsidiaries
Years ended March 31, 2002, 2001 and 2000

                                                                                                                Thousands of
                                                                                                                U.S. dollars
                                                                         Millions of yen                          (Note 1)
                                                           ---------------------------------------------          --------
                                                                  2002           2001            2000               2002
------------------------------------------------------------------------------------------------------------------------------------
Revenues

Net sales (Notes 1 and 6) ..............................   (Yen)1,035,891  (Yen)1,096,369 (Yen)1,055,654        $ 7,788,654
Interest and other income ..............................           34,278          30,718         55,857            257,729
------------------------------------------------------------------------------------------------------------------------------------
Total ..................................................        1,070,169       1,127,087      1,111,511          8,046,383
------------------------------------------------------------------------------------------------------------------------------------

Costs and expenses (Notes 14 and 15)
Cost of sales ..........................................          792,748         804,700        796,820          5,960,511
Selling, general and administrative ....................          256,364         263,854        241,516          1,927,549
Interest ...............................................           16,842          22,194         24,392            126,631
Impairment loss on long-lived assets (Note 1) ..........           52,242           4,337          4,474            392,797
Special termination benefit (Note 10) ..................           30,131              --             --            226,549
Other ..................................................           28,566          11,938         24,914            214,782
------------------------------------------------------------------------------------------------------------------------------------
Total ..................................................        1,176,893       1,107,023      1,092,116          8,848,819
------------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes, minority
 interests and equity in earnings ......................         (106,724)         20,064         19,395           (802,436)
------------------------------------------------------------------------------------------------------------------------------------
Income taxes (Notes 1 and 13)
Current ................................................            3,914          20,952         18,158             29,429
Deferred ...............................................          (25,844)         (7,237)        (8,208)          (194,316)
------------------------------------------------------------------------------------------------------------------------------------
Total ..................................................          (21,930)         13,715          9,950           (164,887)
------------------------------------------------------------------------------------------------------------------------------------

Income (loss) before minority interests and equity
 in earnings ...........................................          (84,794)          6,349          9,445           (637,549)

Minority interests in income (loss) of consolidated
 subsidiaries ..........................................            3,775             179            (88)            28,384

Equity in earnings of affiliated companies .............              398             385          4,038              2,992
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss) ......................................     (Yen)(80,621)     (Yen)6,913     (Yen)13,395       $  (606,173)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                Yen                                 U.S. cents
                                                          ----------------------------------------------   -------------------------
Net income (loss) per share (Notes 1 and 16):
  Basic ................................................      (Yen)(84.46)      (Yen)7.24      (Yen)13.85             (63.5)c
  Diluted ..............................................           (84.46)           7.24           13.76             (63.5)
Dividends per share (Note 1) ...........................             6.00            6.00            6.00               4.5
------------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Komatsu Ltd. and Consolidated Subsidiaries
Years ended March 31, 2002, 2001 and 2000

                                                                                                                       Thousands of
                                                                                                                       U.S. dollars
                                                                                         Millions of yen                 (Note 1)
                                                                         -------------------------------------------     --------
                                                                             2002           2001             2000          2002
----------------------------------------------------------------------------------------------------------------------------------
Common stock

Balance, beginning of year ..........................................    (Yen) 67,870  (Yen) 68,370     (Yen) 68,370    $  510,301
Purchase and retirement of common stock:
   10,000,000 shares in 2001 ........................................              --          (500)              --            --
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year ................................................    (Yen) 67,870  (Yen) 67,870     (Yen) 68,370    $  510,301
----------------------------------------------------------------------------------------------------------------------------------

Capital surplus

Balance, beginning of year ..........................................    (Yen)117,418  (Yen)117,366     (Yen)117,083    $  882,842
Sales of treasury stock .............................................              21            52              283           158
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year ................................................    (Yen)117,439  (Yen)117,418     (Yen)117,366    $  883,000
----------------------------------------------------------------------------------------------------------------------------------

Retained earnings
Appropriated for legal reserve

Balance, beginning of year ..........................................    (Yen) 20,718  (Yen) 20,431     (Yen) 20,200    $  155,774
Transfer from unappropriated retained earnings ......................             134           287              231         1,008
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year ................................................    (Yen) 20,852  (Yen) 20,718     (Yen) 20,431    $  156,782
----------------------------------------------------------------------------------------------------------------------------------

Unappropriated retained earnings

Balance, beginning of year ..........................................    (Yen) 300,49  (Yen)305,483     (Yen)298,122    $2,259,391
Adjustments for change of fiscal period on consolidated                        (3,705)           --               --       (27,857)
subsidiaries (Note 1) ...............................................
Net income (loss) ...................................................         (80,621)        6,913           13,395      (606,173)
Cash dividends paid .................................................          (5,730)       (5,770)          (5,803)      (43,083)
Transfer to retained earnings appropriated for legal reserve ........            (134)         (287)            (231)       (1,008)
Purchase and retirement of common stock .............................              --        (5,840)              --            --
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year ................................................    (Yen)210,309  (Yen)300,499     (Yen)305,483    $1,581,270
----------------------------------------------------------------------------------------------------------------------------------

Accumulated other comprehensive income (loss)

Balance, beginning of year ..........................................    (Yen)(29,204) (Yen)(19,590)    (Yen) (7,436)   $ (219,579)
Adjustments for change of fiscal period on consolidated .............           9,447            --               --        71,030
subsidiaries (Note 1) ...............................................
Other comprehensive income (loss) for the year, net of tax ..........           1,364        (9,614)         (12,154)       10,256
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year ................................................    (Yen)(18,393) (Yen)(29,204)    (Yen (19,590)   $ (138,293)
----------------------------------------------------------------------------------------------------------------------------------

Treasury stock

Balance, beginning of year ..........................................    (Yen) (3,044) (Yen) (1,606)    (Yen)   (696)   $  (22,887)
Purchase of treasury stock ..........................................            (643)       (1,956)            (925)       (4,835)
Sales of treasury stock .............................................             753           518               15         5,662
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of year ................................................    (Yen) (2,934) (Yen) (3,044)    (Yen) (1,606)   $  (22,060)
----------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity ..........................................    (Yen)395,143  (Yen)474,257     (Yen)490,454    $2,971,000
----------------------------------------------------------------------------------------------------------------------------------

Disclosure of comprehensive income (loss)

Net income (loss) for the year ......................................    (Yen)(80,621) (Yen)  6,913     (Yen) 13,395    $ (606,173)
Other comprehensive income (loss) for the year, net of tax ..........           1,364        (9,614)         (12,154)       10,256
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss) for the year ............................    (Yen)(79,257) (Yen) (2,701)    (Yen)  1,241    $ (595,917)
----------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Komatsu Ltd. and Consolidated Subsidiaries
Years ended March 31, 2002, 2001 and 2000

                                                                                                               Thousands of
                                                                                                               U.S. dollars
                                                                                   Millions of yen               (Note 1)
                                                                        -------------------------------------- -------------
                                                                           2002         2001          2000         2002
----------------------------------------------------------------------------------------------------------------------------
Operating activities

Net income (loss) ..................................................... (Yen)(80,621)  (Yen)6,913  (Yen)13,395   $ (606,173)
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Depreciation and amortization .......................................       61,581       65,106       63,690      463,015
  Deferred income taxes ...............................................      (25,844)      (7,237)      (8,208)    (194,316)
  Net loss (gain) from marketable securities and investments ..........        8,696      (11,991)     (16,993)      65,383
  Gain on sale of property ............................................      (16,454)      (3,440)     (23,777)    (123,714)
  Loss on disposal or sale of fixed assets ............................        7,202        5,565       14,367       54,150
  Impairment loss on long-lived assets ................................       52,242        4,337        4,474      392,797
  Provision (reversal) for pension and postretirement benefits, net ...       10,364        5,467      (10,920)      77,925
Changes in assets and liabilities:
  Decrease (increase) in trade receivables ............................       62,551        3,874      (13,448)     470,308
  Decrease (increase) in inventories ..................................       20,611       (3,899)      13,683      154,970
  Increase (decrease) in trade payables ...............................      (37,942)       8,652        4,065     (285,278)
  Increase (decrease) in income taxes payable .........................       (3,491)       2,641       (1,075)     (26,248)
Other, net ............................................................        1,426       (6,012)      (5,029)      10,722
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities .............................       60,321       69,976       34,224      453,541
---------------------------------------------------------------------------------------------------------------------------
Investing activities

Capital expenditures ..................................................      (54,118)     (60,046)     (57,728)    (406,902)
Proceeds from sales of property .......................................       32,377       20,452       37,584      243,436
Proceeds from sales of marketable securities and investments ..........        7,866       54,621      137,278       59,143
Purchases of marketable securities and investments ....................       (4,848)     (42,222)     (98,218)     (36,451)
Acquisition or sale of subsidiaries, net ..............................           --       (8,994)          --           --
Collection of loan receivables ........................................        8,729        3,034        5,066       65,631
Disbursement of loan receivables ......................................       (7,112)      (1,983)      (4,930)     (53,474)
Decrease (increase) in time deposits ..................................          173           (4)        (172)       1,301
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities ...................      (16,933)     (35,142)      18,880     (127,316)
---------------------------------------------------------------------------------------------------------------------------
Financing activities

Proceeds from long-term debt ..........................................       47,927       29,503       19,798      360,353
Repayments on long-term debt ..........................................      (49,110)     (80,123)     (21,663)    (369,248)
Decrease in short-term debt ...........................................      (28,391)      (7,385)     (52,987)    (213,466)
Repayments of capital lease obligations ...............................       (5,331)      (4,411)          --      (40,083)
Sales (repurchase) of common stock, net ...............................          180       (7,677)        (910)       1,354
Dividends paid ........................................................       (5,730)      (5,770)      (5,803)     (43,083)
---------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities .................................      (40,455)     (75,863)     (61,565)    (304,173)
---------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate change on cash and cash equivalents ...........          881          313        1,636        6,625
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents ..................        3,814      (40,716)      (6,825)      28,677
Cash and cash equivalents, beginning of year ..........................       39,760       80,476       87,301      298,947
Adjustment for change of fiscal period on consolidated subsidiaries ...        1,818           --           --       13,669
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year ................................  (Yen)45,392  (Yen)39,760  (Yen)80,476   $  341,293
---------------------------------------------------------------------------------------------------------------------------

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

     The consolidated net sales of the Company and consolidated subsidiaries for the year ended March 31, 2002, consisted of the following:

     Construction and mining equipment--70.6%, Electronics--7.4%, Others--22.0%.

     Sales are made principally under the Komatsu brand name, and are almost entirely through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales in 2002, 53.8% were generated outside Japan, with 25.3% in the Americas, 12.4% in Europe, 12.2% in Asia (excluding Japan) and Oceania, and 3.9% in the Middle East and Africa.

     The manufacturing operations of the Company and consolidated subsidiaries are conducted primarily at plants in Japan, the United States of America, Germany, the United Kingdom, Brazil, Italy, China and Taiwan.

Basis of Financial Statements

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts for the year ended March 31, 2002, is included solely for the convenience of readers outside Japan and has been made at the rate of (Yen)133 to $1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 29, 2002. Such translation should not be construed as a representation that Japanese yen amounts could be converted into United States dollars at the above or any other rate.

     The accompanying consolidated financial statements reflect certain adjustments, not recorded in the companies' books, to present them in conformity with accounting principles generally accepted in the United States of America, modified for accounting for stock splits (Note 11). The major adjustments include those relating to accounting for postretirement benefits, leases, impairment losses of long-lived assets, derivatives and accruals of certain expenses. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

Summary of Significant Accounting Policies

(1)  Consolidation and Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and all of its majority-owned domestic and foreign subsidiaries, except for certain immaterial subsidiaries.

     During fiscal 2002, Komatsu Cummins Chile Ltda., which was previously accounted for using the equity method, became a consolidated subsidiary. The Company established Komatsu (China) Ltd. and one other company, both of which are treated as consolidated subsidiaries. In addition, KEM America Inc. was excluded from consolidated subsidiaries due to its liquidation in this period.

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

     The Company sold a major part of the ownership of certain consolidated subsidiaries namely Komatsu Soft Ltd., Komatsu Construction Ltd. and one other consolidated subsidiary and those companies were excluded from consolidated subsidiaries during fiscal 2001.

     At the beginning of fiscal 2002, the Company changed the consolidated closing date for certain overseas subsidiaries from December 31 to March 31. As a result, unappropriated retained earnings decreased by (Yen)3,705 million ($27,857 thousand) and other comprehensive income (loss) increased by (Yen)9,447 million ($71,030 thousand).

     Investments in 20% to 50%-owned affiliated companies and certain immaterial subsidiaries not consolidated are, with minor exceptions, accounted for by the equity method.

     All significant intercompany transactions have been eliminated. The excess cost of investments in the consolidated subsidiaries and affiliated companies over their equity in the net assets at the dates of acquisition is generally being amortized on a straight-line method over the estimated periods benefited, not exceeding periods of 10 years.

     However, according to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company does not amortize goodwiil resulting from a business combination initiated after June 30, 2001.

(2)  Translation of Foreign Currency Accounts

Under the provisions of SFAS No. 52, "Foreign Currency Transaction," assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year in consolidating the financial statements of overseas subsidiaries. The resulting translation adjustments are included in a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

(3)  Investment Securities

In compliance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has categorized noncurrent marketable equity securities and debt securities as investment securities available for sale which are stated at fair value. Changes in fair values are included in a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

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

(5)  Property, Plant and Equipment, and Related Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets. Effective rates of depreciation for buildings, machinery and equipment for the years ended March 31, 2002, 2001 and 2000, are as follows:

                                               2002      2001      2000
------------------------------------------------------------------------

Buildings ...................................     9%        8%        8%
Machinery and equipment .....................    23%       24%       25%
------------------------------------------------------------------------

     Certain leased machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases." The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2002 and 2001 are as follows:

                                                                 Thousands of
                                       Millions of yen           U.S. dollars
                                    ---------------------       ---------------
                                    2002           2001             2002
-------------------------------------------------------------------------------
Aggregate cost ..............   (Yen)26,509    (Yen)19,264        $199,316
Accumulated depreciation ....        10,048          4,430          75,549
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

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB101"), "Revenue Recognition in Financial Statements." SAB101, as amended, summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition and provides guidance on revenue recognition issues. The companies adopted SAB101 in the year ended March 31, 2001 and adoption of this guidance did not have a material impact on the consolidated financial position or results of operation.

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

(9)  Free Share Distribution

The Commercial Code of Japan ("the Code") permits Japanese companies, upon approval by the Board of Directors, to issue shares, in the form of a stock split, to shareholders. The Code requires no accounting recognition for such free share distribution (Note 11).

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

(11) Consolidated Statements of Cash Flows

For the purpose of the consolidated statements of cash flows, cash and cash equivalents include highly liquid investments with an original maturity of three months or less.

(12) Derivative Financial Instruments

The companies use various derivative financial instruments to manage their interest rate and foreign exchange exposure.

     Effective April 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133." SFAS No. 133 as amended requires that all derivatives, including derivatives embedded in other financial instruments, be measured at fair value and recognized as either assets or liabilities on the consolidated balance sheet. Changes in the fair values of derivative instruments not qualifying as hedges under SFAS No. 133 as amended or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss), and recognized in earnings when the hedged item is recognized in earnings.

     The cumulative effect adjustment upon the adoption of SFAS No. 133 and 138, net of the related tax effect, resulted in immaterial impact to net income and a decrease to other comprehensive income (loss) of (Yen)670 million ($5,038 thousand).

     Prior to April 1, 2001, in determing whether these instruments qualify as a hedge, the companies used hedge criteria that include their effectiveness to reduce risk, specific identification of the asset or liability being hedged and the time horizon being hedged.

   Interest differentials on interest rate swap contracts were accrued as interest rate change over the contract period. Premiums paid for interest rate caps were amortized over the life of contracts and were expensed as a part of interest expense.

     Gains and losses on the foreign exchange contracts were recognized based on changes in exchange gains and losses on such assets and liabilities being hedged. Gains and losses on the forward exchange contracts to hedge foreign currency commitments were deferred and included in the measurement of the related transactions, unless it was estimated that such deferral would lead to recognizing losses in later periods.

     In addition, the companies entered into certain interest rate swap contracts as a means of managing the Company and its group companies' interest rate exposures that did not meet the hedge criteria. Accordingly, those interest rate swap contracts were recorded in the consolidated balance sheet at their fair value and the changes in fair value were recognized currently in the consolidated statements of income.

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

     In fiscal 2001 and 2000, the Company recorded impairment losses of
(Yen)4,337 million and (Yen)4,474 million, respectively, on long-lived assets related to certain production facilities, which were temporarily idled due to the sluggish market, at its wholly owned subsidiary, Komatsu Silicon America, Inc. in the electronics segment. Such impairment losses were calculated using the best estimate of discounted future cash flows based on the intention of the Company to use the facilities in its operation.

     However, due to continued negative market conditions in fiscal 2002, management has changed its policy now to sell or dispose of these facilities instead of holding them for future use. In connection therewith, the Company has recorded an impairment loss of (Yen)24,983 million ($187,842 thousand) for these facilities in fiscal 2002. The impairment loss was calculated based on an estimated fair value less cost to sell of the facilities under current market conditions utilizing independent appraisal of the facilities.

     Additionally, the Company, also due to the decline in the market demand, has recorded an impairment loss of (Yen)27,259 million ($204,955 thousand) in fiscal 2002 on production facilities currently being operated by a consolidated subsidiary, Advanced Silicon Materials LLC in the electronics segment. Specifically, an impairment loss of (Yen)13,411 million ($100,835 thousand) for its Butte plant in Montana was calculated using the best estimate of discounted future cash flows based on the decision to continue its operation, and one of
(Yen)13,848 million ($104,120 thousand) for its Moses Lake plant in Washington was calculated using the estimate of realizable value based on the decision to discontinue its production.

(14) Comprehensive Income

Comprehensive income consists of net income, changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative financial instruments, and is included in the consolidated statements of shareholders' equity.

(15) Use of Estimates

The Company's management has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from the estimates and assumptions.

     The Company has identified five areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables, impairment on long-lived assets and goodwill, pension liabilities and expenses, fair value of financial instruments and realization of deferred income tax assets.

(16) New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for business combinations and prohibits the use of the pooling of interests method for all business combinations initiated after June 30, 2001. SFAS No. 141 also defines the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS No. 142 eliminates the amortization of goodwill but instead requires annual impairment testing of goodwill. In addition, intangible assets that do not have finite lives will not be amortized and will be reviewed for impairment annually. The Company is required to adopt SFAS No. 142 for the fiscal year beginning April 1, 2002, with the exception that certain provisions of the statement should be applied to goodwill and the intangible assets acquired after June 30, 2001. In accordance with SFAS No. 142, the Company is currently in the process of performing the transitional goodwill impairment tests and evaluating the impact of these tests on its financial position and results of operations.

     In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will adopt SFAS No. 143 for the fiscal year beginning April 1, 2003. The effect, if any, of adopting this statement has not been determined.

     In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used, however, this statement develops a single accounting model for long-lived assets to be disposed by sale. This statement also modifies the accounting and disclosure rules for discontinued operations. The Company is required to adopt SFAS No. 144 for the fiscal year beginning April 1, 2002. The effect of adopting this statement is not expected to be material to the consolidated financial position or result of operations.

     In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was issued. This statement updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, in some instances, they may change accounting practice. The provisions of this statement related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of this statement must be applied for financial statements issued on or after May 15, 2002, with early application encouraged. The Company is currently evaluating the effects of SFAS No. 145.

2.  Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the years ended March 31, 2002, 2001 and 2000, are as follows:

                                                                                                                    Thousands of
                                                                                  Millions of yen                   U.S. dollars
                                                                         -------------------------------------      ------------
                                                                          2002           2001           2000            2002
--------------------------------------------------------------------------------------------------------------------------------
Additional cash flow information:
   Interest paid ..................................................   (Yen)17,091   (Yen)  22,385  (Yen)25,007     $ 128,504
   Income taxes paid ..............................................        13,139          18,311       20,922        98,789
--------------------------------------------------------------------------------------------------------------------------------
Noncash investing and financing activities:
   Assets and liabilities of newly consolidated
     subsidiaries in fiscal 2001 and 2000 (Note 6):
        Fair value of assets acquired .............................   (Yen)    --   (Yen)(131,913) (Yen)(9,021)    $      --
        Liabilities assumed .......................................            --          92,628        6,478            --
        Less: Carrying amount of investment .......................            --          13,083        1,501            --
              Minority interest ...................................            --          17,930           97            --
        Net assets exceeding the carrying value ...................            --          (8,272)        (945)           --
   Sale of subsidiaries:
        Proceed from sale of subsidiaries .........................            --           9,526           --            --
   Cash and cash equivalent balance of subsidiaries newly
    consolidated or sold ..........................................            --         (10,248)         945            --
                                                                      ----------------------------------------------------------
   Net effect on consolidated cash flow statements ................            --          (8,994)          --            --
--------------------------------------------------------------------------------------------------------------------------------
   Transfer of securities to pension fund .........................            --          11,250           --            --
   Decrease of postretirement obligation ..........................            --         (11,250)          --            --
--------------------------------------------------------------------------------------------------------------------------------
   Capital lease obligations incurred .............................   (Yen) 9,203   (Yen)  19,264  (Yen)    --     $  69,195
================================================================================================================================

3.  Trade Notes and Accounts Receivable

The Company and certain of its consolidated subsidiaries follow the practice of including the portion of installment and lease receivables due after one year (less unearned interest) in current assets. Receivables due after one year (less unearned interest) amounted to (Yen)67,017 million ($503,887 thousand) and
(Yen)67,243 million at March 31, 2002 and 2001, respectively.

     Lease receivables represent receivables from customers for equipment leased by Komatsu Forklift Co., Ltd., which has become a consolidated subsidiary in fiscal 2001. These leases are accounted for as sales-type leases in conformity with SFAS No. 13. Revenue from sales-type leases are recognized at the inception of the lease.

     At March 31, 2002 and 2001, lease receivables comprised the following:

                                                                  Thousands of
                                         Millions of yen          U.S. dollars
                                  ----------------------------    -----------
                                      2002            2001             2002
------------------------------------------------------------------------------
Minimum lease payments
  receivable ...................  (Yen)16,415     (Yen)16,624       $ 123,421
Unearned income ................       (1,429)         (1,536)        (10,744)
-----------------------------------------------------------------------------
Net lease receivables ..........  (Yen)14,986     (Yen)15,088       $ 112,677
=============================================================================

     The Company adopted SFAS No. 140 in its entirety in fiscal 2002, the effect of which was not material to the accompanying financial statements. The Company and its consolidated subsidiaries sold trade notes and accounts receivable of
(Yen)332,008 million ($2,496,301 thousand) and (Yen)282,431 million in securitization transactions during fiscal 2002 and 2001, respectively, and the related balance of outstanding sold notes and accounts receivable as of March 31, 2002 and 2001 amount to (Yen)159,393 million ($1,198,444 thousand) and
(Yen)127,155 million, respectively. The receivables are removed from the accompanying consolidated balance sheet and gross gain or loss is recognized for the difference between the proceeds received and the net carrying value of the receivables sold.

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

     A certain U.S. subsidiary retains the right to receive excess spread resulting from the difference between the yield on the underlying receivables sold and the interest paid on the underlying securities issued, of which the fair value is subject to credit and prepayment risks on the transferred assets and amounted to approximately (Yen)373 million ($2,805 thousand) and (Yen)539 million under the following key economic assumptions for fiscal 2002 and 2001, respectively.

                                                       2002          2001
--------------------------------------------------------------------------------
Weighted-average life ............................   48 months    48 months
Prepayment speed over the life ...................   1.3%         1.4%
Expected credit losses over the life .............   1.5%         1.3%
Discount rate on cash flow .......................   1.0%         6.6%
Variable returns to transferee ...................   1.4%         5.9%
================================================================================

     In fiscal 2002 and 2001, the Company and its consolidated subsidiaries recognized net gains or losses from these securiti-zations of receivables, which were not material.

     The fair value of the retained interest is subject to volatility as a result of changes in assumptions on credit losses, prepayments and market interest rates. The impact of any such potential volantility would not be material to the accompanying consolidated financial statements as of March 31, 2002 and 2001 based on the above amounts.

4. Inventories

At March 31, 2002 and 2001, inventories comprised the following:

                                                                                                    Thousands of
                                                                           Millions of yen          U.S. dollars
                                                                       -----------------------      ------------
                                                                           2002          2001            2002
----------------------------------------------------------------------------------------------------------------
Finished products, including finished parts held for sale ........   (Yen)184,364  (Yen)171,600       $1,386,196
Work in process ..................................................         48,763        52,162          366,639
Materials and supplies ...........................................         33,825        32,039          254,323
----------------------------------------------------------------------------------------------------------------
Total ............................................................   (Yen)266,952  (Yen)255,801       $2,007,158
================================================================================================================

5. Investment Securities

Investment securities at March 31, 2002 and 2001, primarily consisted of securities available for sale.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at March 31, 2002 and 2001, are as follows:

                                                                                        Millions of yen
                                                                     -------------------------------------------------------
                                                                                      Gross unrealized holding
                                                                                      ------------------------
                                                                         Cost          Gains        Losses      Fair value
----------------------------------------------------------------------------------------------------------------------------
At March 31, 2002
Investment securities available for sale:
   Marketable debt securities ....................................    (Yen)   981    (Yen)    --  (Yen)   --    (Yen)   981
   Marketable equity securities ..................................         26,094          8,345         971         33,468
   Other investment securities ...................................         16,202             --          --         16,202
----------------------------------------------------------------------------------------------------------------------------
                                                                      (Yen)43,277    (Yen) 8,345  (Yen)  971    (Yen)50,651
============================================================================================================================
At March 31, 2001
Investment securities available for sale:
   Marketable debt securities ....................................    (Yen)   965    (Yen)    --  (Yen)   --    (Yen)   965
   Marketable equity securities ..................................         39,876         16,072       1,374         54,574
   Other investment securities ...................................         13,249             --          --         13,249
----------------------------------------------------------------------------------------------------------------------------
                                                                      (Yen)54,090    (Yen)16,072  (Yen)1,374    (Yen)68,788
============================================================================================================================

                                                                                    Thousands of U.S.  dollars
                                                                     -------------------------------------------------------
                                                                                      Gross unrealized holding
                                                                                      ------------------------
                                                                          Cost          Gains          Losses     Fair value
----------------------------------------------------------------------------------------------------------------------------
At March 31, 2002
Investment securities available for sale:
   Marketable debt securities ....................................      $   7,376     $      --       $    --      $   7,376
   Marketable equity securities ..................................        196,195        62,745         7,301        251,639
   Other investment securities ...................................        121,820            --            --        121,820
----------------------------------------------------------------------------------------------------------------------------
                                                                        $ 325,391     $  62,745       $ 7,301      $ 380,835
============================================================================================================================

     Maturities of marketable debt securities at March 31, 2002 and 2001 primarily fall within five years.

     Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.

     Proceeds from the sales of marketable securities and investment securities available for sale were (Yen)7,866 million ($59,143 thousand), (Yen)54,621 million and (Yen)137,278 million for the years ended March 31, 2002, 2001 and 2000, respectively.

     Net realized gains (losses) on the sales of marketable securities and investment securities available for sale during the years ended March 31, 2002, 2001 and 2000, amounted to (Yen)(8,696) million ($(65,383) thousand),
(Yen)11,991 million and (Yen)16,993 million, respectively. They were included in the determination of net income. The cost of the marketable securities and investment securities sold was computed based on the average-cost method.

     In fiscal 2001, the Company contributed certain marketable equity securities, not those of its subsidiaries and affiliated companies, to an employee retirement benefit trust fully administrated and controlled by an independent bank trustee, with no cash proceeds thereon. The transfer of the available-for-sale securities has been accounted for as a sale in accordance with SFAS No.140 (a replacement of SFAS No. 125), and accordingly, the recorded pension liability has been reduced by the fair market value of the transferred securities. The fair market value of those securities at the time of contribution was (Yen)11,250 million, and the net realized gain of (Yen)1,955 million from the transfer of those securities was recognized and included in interest and other income in the accompanying consolidated statement of income for the year ended March 31, 2001.

6. Investments in and Advances to Affiliated Companies

At March 31, 2002 and 2001, investments in and advances to affiliated companies comprised the following:

                                                                               Thousands of
                                                  Millions of yen              U.S. dollars
                                           ----------------------------     ---------------
                                                2002              2001            2002
-------------------------------------------------------------------------------------------
Investments in capital stock ...........  (Yen)16,775       (Yen)19,603         $ 126,128
Advances ...............................        6,394             4,928            48,075
-------------------------------------------------------------------------------------------
Total ..................................  (Yen)23,169       (Yen)24,531         $ 174,203
-------------------------------------------------------------------------------------------

     In fiscal 2001, the Company acquired additional shares of Komatsu Forklift Co., Ltd. and increased its ownership interest from 39.2% to 50.8%. As a result, Komatsu Forklift Co., Ltd. became a consolidated subsidiary of the Company in fiscal 2001.

     Dividends received from affiliated companies were (Yen)1,234 million ($9,278 thousand), (Yen)515 million and (Yen)324 million during the years ended March 31, 2002, 2001 and 2000, respectively.

     Trade notes and accounts receivable from affiliated companies at March 31, 2002 and 2001, were (Yen)28,804 million ($216,571 thousand) and (Yen)47,712 million, respectively.

     Short-term loans receivable from affiliated companies at March 31, 2002 and 2001, were (Yen)12,574 million ($94,541 thousand) and (Yen)16,447 million, respectively.

     Trade notes and accounts payable to affiliated companies at March 31, 2002 and 2001, were (Yen)4,015 million ($30,188 thousand) and (Yen)5,819 million, respectively.

     Net sales for the years ended March 31, 2002, 2001 and 2000, included net sales to affiliated companies in the amounts of (Yen)53,359 million ($401,195 thousand), (Yen)75,634 million and (Yen)83,001 million, respectively.

     Intercompany profits (losses) have been eliminated in the consolidated financial statements.

     Summarized financial information for affiliated companies at March 31, 2002 and 2001, and for the years ended March 31, 2002, 2001 and 2000, is as follows:

                                                                                                Thousands of
                                                                       Millions of yen          U.S. dollars
                                                                 --------------------------   --------------
                                                                      2002             2001         2002
------------------------------------------------------------------------------------------------------------
Current assets .............................................  (Yen)129,775     (Yen)149,589    $   975,752
Net property, plant and equipment ..........................        42,656           45,669        320,722
Other assets ...............................................        13,816           13,914        103,879
------------------------------------------------------------------------------------------------------------
Total assets ...............................................  (Yen)186,247     (Yen)209,172    $ 1,400,353
------------------------------------------------------------------------------------------------------------
Current liabilities ........................................  (Yen)125,982     (Yen)145,629    $   947,233
Noncurrent liabilities .....................................        22,767           23,734        171,180
Shareholders' equity .......................................        37,498           39,809        281,940
------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity .................  (Yen)186,247     (Yen)209,172    $ 1,400,353
------------------------------------------------------------------------------------------------------------

                                                                                                      Thousands of
                                                                        Millions of yen               U.S. dollars
                                                           --------------------------------------  ----------------
                                                                 2002         2001         2000           2002
-------------------------------------------------------------------------------------------------------------------
Net sales ................................................ (Yen)203,490  (Yen)240,256  (Yen)271,831     $ 1,530,000
-------------------------------------------------------------------------------------------------------------------
Net income ............................................... (Yen)    129  (Yen)  2,424  (Yen)  8,259     $       970
-------------------------------------------------------------------------------------------------------------------

   The summarized financial information for the year ended March 31, 2000 included the accounts of Komatsu Forklift Co., Ltd. and three other companies, which were newly consolidated in fiscal 2001. The aggregated net sales of these companies for the year ended March 31, 2000 amounted to (Yen)63,369 million, and the aggregated net loss of these companies amounted to (Yen)323 million.

   Also, the summarized financial information as of and for the years ended March 31, 2002 and 2001 included the accounts of Komatsu Soft Ltd., which became an affiliated company from a consolidated subsidiary at the beginning of fiscal 2001. The aggregated net sales and net income for the year ended March 31, 2002 and 2001 amounted to (Yen)21,668 million ($162,917 thousand) and (Yen)20,322 million and (Yen)439 million ($3,301 thousand) and (Yen)367 million, respectively.

7. Property, Plant and Equipment

The major classes of property, plant and equipment at March 31, 2002 and 2001, are as follows:

                                                                                            Thousands of
                                                                 Millions of yen            U.S. dollars
                                                            -------------------------    -----------------
                                                                 2002          2001             2002
----------------------------------------------------------------------------------------------------------
Land ...............................................  (Yen)    78,334  (Yen)   75,135      $   588,978
Buildings ..........................................          309,407         304,925        2,326,368
Machinery and equipment ............................          610,917         602,767        4,593,361
Construction in progress ...........................           31,669          44,736          238,113
----------------------------------------------------------------------------------------------------------
Total ..............................................        1,030,327       1,027,563        7,746,820
Less: accumulated depreciation .....................         (625,026)       (588,768)      (4,699,444)
----------------------------------------------------------------------------------------------------------
Net property, plant and equipment ..................  (Yen)   405,301  (Yen)  438,795      $ 3,047,376
----------------------------------------------------------------------------------------------------------

8. Pledged Assets

At March 31, 2002, assets pledged as collateral for short-term debt, long-term debt and guarantee for debt are as follows:

                                                                                      Thousands
                                                                                         of
                                                                   Millions of yen   U.S. dollars
-----------------------------------------------------------------------------------  ------------
Trade notes and accounts receivable .............................   (Yen)   759        $   5,707
Property, plant and equipment--less accumulated depreciation ....        27,852          209,413
-------------------------------------------------------------------------------------------------
Total ...........................................................   (Yen)28,611        $ 215,120
-------------------------------------------------------------------------------------------------

     The above pledged assets were classified by type of liabilities to which they relate as follows:

                                                                                         Thousands
                                                                                            of
                                                                    Millions of yen     U.S. dollars
-----------------------------------------------------------------------------------   ---------------
Liabilities appearing in the consolidated balance sheets as:
   Short-term debt ...............................................  (Yen) 1,180           $   8,872
   Long-term debt ................................................       26,799             201,496
Guarantee for debt ...............................................          632               4,752
----------------------------------------------------------------------------------------------------
Total ............................................................  (Yen)28,611           $ 215,120
----------------------------------------------------------------------------------------------------

9. Short-Term and Long-Term Debt

Short-term debt primarily consisted of short-term bank loans. The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 2002 and 2001, were 2.5% and 4.1%, respectively. The Company and certain consolidated subsidiaries have unused committed lines of credit amounting to (Yen)72,626 million ($546,060 thousand) with certain financial institutions at the end of fiscal 2002. Long-term debt at March 31, 2002 and 2001, consisted of the following:

                                                                                                           Thousands of
                                                                                      Millions of yen      U.S. dollars
                                                                                    -------------------  ---------------
                                                                                      2002       2001           2002
------------------------------------------------------------------------------------------------------------------------
Long-term debt with collateral (Note 8):
 Banks, insurance companies and other financial institutions, maturing serially through 2002-2014, weighted-average rate 2.9%
   Government-owned banks and government agencies ............................ (Yen) 16,047 (Yen) 14,035    $   120,654
   Other .....................................................................        4,834        7,196         36,346
Long-term debt without collateral:
   Banks, insurance companies and other financial institutions,
     maturing serially through 2002-2022, weighted-average rate 2.7% .........      103,696       85,824        779,669
   Euro Medium-Term Notes with various interest rates maturing
    serially through 2002-2009 ...............................................       66,235       65,020        498,008
   6.9% Senior Notes due 2003 (payable in U.S. dollars) ......................       15,590       13,426        117,218
   1.8% Convertible Unsecured Bonds due 2004 .................................       27,447       27,447        206,368
   7.0% Senior Notes due 2005 (payable in U.S. dollars) ......................        9,461        8,147         71,135
   1.9% Unsecured Bonds due 2006 .............................................       35,000       35,000        263,158
   Capital lease obligations (Note 14) .......................................       20,678       15,193        155,474
   Other .....................................................................          811        1,087          6,098
-----------------------------------------------------------------------------------------------------------------------
Total ........................................................................      299,799      272,375      2,254,128
Less: current maturities .....................................................      (42,619)     (34,026)      (320,444)
-----------------------------------------------------------------------------------------------------------------------
Long-term debt ............................................................... (Yen)257,180 (Yen)238,349    $ 1,933,684
-----------------------------------------------------------------------------------------------------------------------

     The conversion price per share of the 1.8% convertible unsecured bonds at March 31, 2002, was (Yen)971.20, which was subject to adjustments under certain conditions. These bonds are redeemable anytime before maturity at the option of the Company, at the redemption price of 102% of the initial principal as of March 31, 2002.

     In 1996, the Company, Komatsu Finance America Inc. and Komatsu Finance (Netherlands) B.V. (the "Issuers") registered the US$1.0 billion Euro Medium-Term Note Program ("the Program") on the London Stock Exchange. On April 1, 1999, the registered amounts of the Program were increased to US$1.2 billion. On March 31, 2000, Komatsu Australia Holdings Pty. Ltd., formerly Komatsu Australia Pty. Ltd. was added as an issuer under the Program. Under the Program, each of the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuers and dealers. Komatsu Finance America Inc. issued (Yen)12,000 million ($90,226 thousand) during fiscal 2002, and (Yen)7,000 million and US$0 million during fiscal 2001 of Euro Medium-Term Notes with various interest rates and maturity dates. Komatsu Finance (Netherlands) B.V. issued (Yen)1,707 million during fiscal 2001 of Euro Medium-Term Notes with various interest rates and maturity dates. To offset market risk exposure arising from changes in foreign exchange rates and interest rates on debts under the Program, cross-currency interest rate swap and interest rate swap contracts are utilized. The cross-currency interest rate swap contracts effectively convert Yen-denominated debts and related interest into U.S. dollar and Euro obligations.

     U.S. dollar interest rates are based on three month LIBOR with borrowing spreads of LIBOR minus 0.10% to LIBOR plus 0.59% for the years ended March 31, 2002 and 2001, respectively, depending upon the contracts. The floating interest rates for fiscal 2002 and 2001 ranged from 1.64% to 6.00% and 6.39% to 7.34%, respectively.

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

     Annual maturities of long-term debt subsequent to March 31, 2002, excluding SFAS No. 133 market value adjustments of (Yen)7,835 million ($58,910 thousand) are as follows:

                                                           Thousands of
Year ending March 31                    Millions of yen    U.S. dollars
-------------------------------------------------------    ------------
2003 .............................      (Yen) 44,778       $   336,677
2004 .............................            96,945           728,910
2005 .............................            48,902           367,684
2006 .............................            61,135           459,662
2007 .............................            17,799           133,827
2008 and thereafter ..............            38,075           286,278
----------------------------------------------------------------------
Total ............................      (Yen)307,634       $ 2,313,038
======================================================================

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

     Net periodic cost of the Company's plan for the years ended March 31, 2002, 2001 and 2000, included the following components:

                                                                                                                    Thousands of
                                                                                     Millions of yen                U.S. dollars
                                                                       ----------------------------------------     ------------
                                                                            2002            2001           2000         2002
--------------------------------------------------------------------------------------------------------------------------------
Service cost--Benefits earned during the year .....................    (Yen) 4,537     (Yen) 4,768    (Yen) 5,122      $  34,113
Interest cost on projected benefit obligation .....................          3,737           3,826          3,907         28,098
Expected return on plan assets ....................................         (1,502)         (1,521)        (1,294)       (11,293)
Net amortization and deferral .....................................          2,368           1,782          2,834         17,804
Settlement loss ...................................................          6,419              --             --         48,263
--------------------------------------------------------------------------------------------------------------------------------
Net periodic cost .................................................    (Yen)15,559     (Yen) 8,855    (Yen)10,569      $ 116,985
================================================================================================================================

     The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the Company's plan are as follows:

                                                                                                                        Thousands of
                                                                                               Millions of yen          U.S. dollars
                                                                                       -----------------------------    ------------
                                                                                             2002          2001             2002
-----------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation, beginning of year ...........................................    (Yen) 120,833    (Yen) 123,429    $  908,518
  Service cost ....................................................................            4,537            4,768        34,113
  Interest cost ...................................................................            3,737            3,826        28,098
  Actuarial loss (gain) ...........................................................            5,245             (526)       39,436
  Benefits paid ...................................................................          (34,771)         (10,664)     (261,436)
-----------------------------------------------------------------------------------------------------------------------------------
  Benefit obligation, end of year .................................................    (Yen)  99,581    (Yen) 120,833    $  748,729
===================================================================================================================================

Change in plan assets:
  Fair value of plan assets, beginning of year ....................................    (Yen)  78,245    (Yen)  72,435    $  588,308
  Actual return on plan assets ....................................................           (6,808)          (5,499)      (51,188)
  Employer contribution ...........................................................            5,297           16,193        39,827
  Benefits paid ...................................................................           (5,951)          (4,884)      (44,744)
-----------------------------------------------------------------------------------------------------------------------------------
  Fair value of plan assets, end of year ..........................................    (Yen)  70,783    (Yen) (78,245)   $  532,203
===================================================================================================================================

Funded status .....................................................................    (Yen) (28,798)   (Yen) (42,588)   $ (216,526)
Unrecognized net loss .............................................................           32,513           26,854       244,458
Unrecognized net obligation at transition being recognized over 15 years ..........            1,569            2,351        11,797
Unrecognized prior service cost being recognized over 15 years ....................            3,626            4,172        27,263
-----------------------------------------------------------------------------------------------------------------------------------
Net amount recognized .............................................................    (Yen)   8,910    (Yen)  (9,211)   $   66,992
===================================================================================================================================

Net amounts recognized in the consolidated balance sheets consist of:
  Liability for postretirement benefits ...........................................    (Yen) (16,189)   (Yen) (28,532)   $ (121,722)
  Intangible assets included in other assets ......................................            5,195            6,523        39,060
  Amount included in accumulated other comprehensive income, gross of tax .........           19,904           12,798       149,654
-----------------------------------------------------------------------------------------------------------------------------------
   Net amount recognized ..........................................................    (Yen)   8,910    (Yen)  (9,211)   $   66,992
===================================================================================================================================


   Assumptions used in determining costs of the Company's plan and the funded status information shown above are as follows:

                                                        2002     2001    2000
-----------------------------------------------------------------------------
Weighted-average discount rate ......................   2.8%     3.1%    3.1%
Rate of increase in future
 compensation levels ................................   2.3%     2.3%    2.1%
Expected long-term rate of
 return on plan assets ..............................   1.9%     1.9%    2.3%
=============================================================================

     As a result of the changes in the discount rate in fiscal 2002, the benefit obligation as of March 31, 2002, was approximately (Yen)2,559 million ($19,241 thousand) more than it would have been using the previous 3.1% discount rate. The effect of those changes had an immaterial impact on the net periodic costs.

     As described in Note 5, the Company contributed certain marketable equity securities to an employee retirement benefit trust in fiscal 2001. The securities held in this trust are qualified as plan assets under SFAS No. 87.

     Certain foreign subsidiaries have various funded pension plans, of which the plan assets and the projected benefit obligations are calculated under the provisions of SFAS No. 87. The aggregated fair value of plan assets as of March 31, 2002 and 2001, was approximately (Yen)14,873 million ($111,827 thousand) and
(Yen)12,634 million, respectively, and the projected benefit obligations as of March 31, 2002 and 2001, were approximately (Yen)16,015 million ($120,414 thousand) and (Yen)10,767 million, respectively. Discount rates of 3.0% to 13.0% and expected long-term rates of return on plan assets of 5.5% to 10.0% were used as assumptions in determining the actuarial value of benefit obligations for the years ended March 31, 2002, 2001 and 2000.

     Certain domestic subsidiaries also have unfunded severance payment plans and/or pension plans similar to those of the Company for their employees. The aggregated fair value of plan assets as of March 31, 2002 and 2001, was approximately (Yen)10,614 million ($79,805 thousand) and (Yen)10,765 million, respectively, and the projected benefit obligations as of March 31, 2002 and 2001, were approximately (Yen)24,140 million ($181,504 thousand) and (Yen)28,608 million, respectively. The amounts of net periodic costs of certain foreign and domestic subsidiaries for the years ended March 31, 2002, 2001 and 2000, were
(Yen)5,653 million ($42,504 thousand), (Yen)5,476 million and (Yen)2,945 million, respectively.

     Directors of the Company and domestic subsidiaries are primarily covered by unfunded retirement allowances plans.

     Under the unfunded plans described in the preceding paragraphs, the amounts required if all employees and directors had voluntarily terminated their employment at each balance-sheet date are fully accrued. The payments to directors are subject to shareholders' approval.

   In November 2001, the Company announced a reorganization plan to reduce operating costs primarily through personnel reductions and relocation to affiliates. Voluntary early retirement and relocation to affiliates programs were established to encourage reduction of personnel, primarily the Company's office personnel. Such programs expired on February 28, 2002. In connection therewith, approximately 1,300 employees agreed to take early retirement and relocation to affiliates. During fiscal 2002, certain domestic subsidiaries also offered retirement incentive programs. As a result of these actions, the Company and certain subsidiaries charged the related cost of (Yen)23,712 million ($178,286 thousand) as special termination benefits in the consolidated statement of income for fiscal 2002. As of March 31, 2002, the remaining unpaid balance of accrued early termination benefits was (Yen)12,437 million ($93,511 thousand). In connection with the early retirement program, the Company recorded a settlement loss of (Yen)6,419 million ($48,263 thousand) in accordance with SFAS No. 88 "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" for the year ended March 31, 2002 and included in special termination benefit.

   Total expenses of all severance payment and pension plan premiums charged to income for the years ended March 31, 2002, 2001 and 2000, were (Yen)42,779 million ($321,647 thousand), (Yen)15,033 million and (Yen)14,140 million, respectively. Total expenses of all severance payments for the year ended March 31, 2002 included the additional severance payment under the retirement incentive programs.

   Certain foreign subsidiaries have postretirement benefit plans other than pensions, which are primarily not funded. The accumulated postretirement benefit obligation at March 31, 2002 and 2001, was (Yen)8,880 million ($66,767 thousand) and (Yen)6,413 million, respectively, and the accrued postretirement benefit obligation at March 31, 2002 and 2001, was (Yen)4,375 million ($32,895 thousand) and (Yen)3,512 million, respectively. The amounts of net periodic postretirement benefits other than pensions for the years ended March 31, 2002, 2001 and 2000, were not material.

11. Shareholders' Equity

(1) Common Stock and Capital Surplus

Under the Commercial Code of Japan ("the Code"), certain issuance of common stock, including conversions of debt issued and exercises of warrants, are required to be credited to the common stock account for at least 50% of the proceeds.

   The Code permits, upon approval of the Board of Directors, transfer of amounts from capital surplus to the common stock. Pursuant to resolutions of the Board of Directors, the Company from time to time has made free share distributions (Note 1). Prior to October 2001, such free distributions were accounted for by a transfer from capital surplus to common stock of the aggregate par value of shares issued or no change in common stock and capital surplus, amended effective on October 2001, the Code requires no accounting recognition for such free share distribution. Publicly owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders' record date by reducing retained earnings and increasing appropriate capital accounts by an amount equal to the fair value of the shares issued.

   If such United States practice had been applied to the cumulative free distributions made by the Company, capital surplus at March 31, 2002, would have been increased by (Yen)103,189 million ($775,857 thousand) with a corresponding decrease in unappropriated retained earnings. If all convertible bonds were converted at March 31, 2002, 28,260,914 shares of the Company's common stock would be issuable. At March 31, 2002 and 2001, affiliated companies owned 1,581,432 and 1,575,357 shares of the Company's common stock, respectively.

(2) Retirement of the Company's Outstanding Shares

The Code permits a company to retire a portion of its outstanding shares upon approval of the shareholders at the annual general shareholders' meeting or of the Board of Directors if stipulated in the Articles of Corporation.

   On May 2, 2000, the Board of Directors passed a resolution approving the purchase and retirement of outstanding shares of the Company up to a maximum aggregate acquisition cost of (Yen)7,000 million and up to a maximum of 10,000,000 shares before the close of the next general shareholders' meeting in 2001 as permitted by the Company's Articles of Corporation. By May 17, 2000, the Company purchased and retired 10,000,000 shares having a market value of
(Yen)6,340 million based on the resolution of the Board of Directors on May 2, 2000.

(3) Retained Earnings Appropriated for Legal Reserve

Effective October 1, 2001, the Code provides that an amount at least equal to 10% of all cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated as a legal reserve until the total amount of capital surplus and legal reserve equals 25% of the stated amount of common stock. Capital surplus and legal reserve may be used to eliminate or reduce a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors. On condition that the total amount of capital surplus and legal reserve remains being equal to or exceeding 25% of common stock, they are available for distribution and certain other purposes by the resolution of the shareholders' meeting.

(4) Unappropriated Retained Earnings and Dividends

The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company's general books of account maintained in accordance with generally accepted Japanese accounting practices. The adjustments included in the accompanying financial statements but not recorded in the general books of account, as explained under "Basis of Financial Statements" in Note 1, have no effect on the determination of retained earnings available for dividends under the Code. In addition to the Code provision requiring an appropriation for legal reserve as discussed above, the Code imposes certain limitations on the amount of retained earnings available for dividends. Retained earnings of (Yen)216,706 million ($1,629,368 thousand), included in the Company's general books of account as of March 31, 2002, is not restricted by the limitations under the Code.

   The Code permits transfers, upon approval of shareholders, of a portion of unappropriated retained earnings available for dividends to common stock account without issuance of any shares. Dividends are approved by the shareholders at the meeting held subsequent to the statutory fiscal period to which the dividends are applicable. A semiannual interim dividend payment may be made by resolution of the Board of Directors. Such dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period.

   The Board of Directors intends to recommend to the shareholders, at the next general meeting to be held on June 26, 2002, payment of a cash dividend totaling
(Yen)2,863 million ($21,526 thousand) to shareholders of record on March 31, 2002. In accordance with the Code, the intention of this dividend has not been reflected in the consolidated financial statements as of March 31, 2002. Dividends are reported in the Consolidated Statements of Shareholders' Equity when paid.

(5) Stock Option Plan

On June 27, 2001, the shareholders authorized the acquisition of 1,100,000 shares of the Company's common stock for the total consideration not exceeding
(Yen)1,000 million ($7,519 thousand) during the period up to the close of the following annual general shareholders' meeting in fiscal 2002. On June 28, 2000, the shareholders authorized the acquisition of 1,200,000 shares of the Company's common stock for the total consideration not exceeding (Yen)1,000 million during the period up to the close of the following annual general shareholders' meeting in fiscal 2001. On June 29, 1999, the shareholders authorized the acquisition of 1,200,000 shares of the Company's common stock for the total consideration not exceeding (Yen)1,200 million during the period up to the close of the following annual general shareholders' meeting in fiscal 2000. The Company intends to transfer such treasury shares to directors and certain employees under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is set to equal an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange at the date of the grant. Based on the resolutions of the shareholders' meeting on June 27, 2001, June 28, 2000 and June 29, 1999, the Company acquired 1,100,000 shares, 1,200,000 shares and 1,200,000 shares of its common stock from the market for the plan during the years ended March 31, 2002, 2001 and 2000, respectively. The options vest 100% on each of the grant dates and were and will be exercisable from August 1, 2002, July 1, 2001 and July 1, 2000.

   SFAS No. 123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for a stock option. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25 ("Accounting for Stock Issued to Employees"), the former standard. The Company chose to use the intrinsic value measurement prescribed by APB Opinion No. 25 and no additional compensation cost was incurred in fiscal 2002, 2001 and 2000. Had compensation cost for the Company's stock option plans been determined consistent with SFAS No. 123, the Company's net income (loss) and net income (loss) per share for the years ended March 31, 2002, 2001 and 2000 would have been as follows:

                                                                                           Thousands of
                                                         Millions of yen                   U.S. dollars
                                          --------------------------------------------     ------------
                                               2002              2001          2000             2002
------------------------------------------------------------------------------------------------------------
Net income (loss) ...................     (Yen)(80,756)      (Yen)6,637    (Yen)13,451      $ (607,188)
------------------------------------------------------------------------------------------------------------

                                                               yen                          U.S. cents
                                          --------------------------------------------     ------------
                                               2002              2001          2000             2002
------------------------------------------------------------------------------------------------------------
Net income (loss) per share
   Basic ............................     (Yen) (84.60)      (Yen) 6.95    (Yen) 13.60           (63.6)c
   Diluted ..........................           (84.60)            6.95          13.51           (63.6)
------------------------------------------------------------------------------------------------------------

   1.8% Japanese Yen convertible bonds, due 2004, were excluded from the diluted net income (loss) per share calculation for fiscal 2002 and 2001 because the effect would have been antidilutive.

The following table summarizes information about stock option activity for fiscal 2002 and 2001:

                                                                Weighted average           Weighted
                                            Number of            exercise price            average             Exercise price
                                                           -------------------------                       ---------------------
                                             shares           Yen       U.S. dollars    remaining life        Low         High
--------------------------------------------------------------------------------------------------------------------------------
Outstanding at March 31, 2000 ..........    2,180,000      (Yen)765
Granted ................................    1,200,000           758
Exercised ..............................      (10,000)          700
Cancelled or Expired ...................           --            --
--------------------------------------------------------------------------------------------------------------------------------
Outstanding at March 31, 2001 ..........    3,370,000      (Yen)763
Granted ................................    1,100,000           559        $ 4.20
Exercised ..............................           --            --
Canceled or Expired ....................           --            --
--------------------------------------------------------------------------------------------------------------------------------
Outstanding at March 31, 2002 ..........    4,470,000      (Yen)713        $ 5.36         3.73 years       (Yen)559     (Yen)820

[Exercisable at March 31, 2001] ........    2,170,000      (Yen)765
[Exercisable at March 31, 2002] ........    3,370,000      (Yen)763        $ 5.74
--------------------------------------------------------------------------------------------------------------------------------

   The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

                                       2002            2001       2000
------------------------------------------------------------------------
Grant-date fair value .........  (Yen)123 ($0.92)    (Yen)230   (Yen)207
Expected life .................           6 years     6 years    6 years
Risk-free rate ................             0.64%       1.47%      1.23%
Expected volatility ...........            30.00%      32.00%     29.00%
Expected dividend yield .......             1.15%       0.79%      0.63%
------------------------------------------------------------------------

   The Board of Directors intends to recommend to the shareholders, at the next general meeting to be held on June 26, 2002, the free issuance of common stock warrant of the Company up to a maximum of 950 rights, that will result in 950,000 shares by granting the right to convert 1,000 stocks per a stock warrant.

12. Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at March 31, 2002, 2001 and 2000, is as follows:

                                                                                                                       Thousands of
                                                                                         Millions of yen               U.S. dollars
                                                                           ------------------------------------------  ------------
                                                                                2002           2001           2000          2002
-----------------------------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments:
   Balance, beginning of year ...........................................  (Yen)(29,340)  (Yen)(39,724)  (Yen)(24,159)   $(220,602)
   Adjustment for change of fiscal period on consolidated subsidiaries ..         9,444             --             --       71,008
   Aggregate adjustment for the year resulting from
     translation of foreign currency financial statements ...............         9,552         10,384        (15,565)      71,820
-----------------------------------------------------------------------------------------------------------------------------------
   Balance, end of year .................................................  (Yen)(10,344)  (Yen)(29,340)  (Yen)(39,724)   $ (77,774)
-----------------------------------------------------------------------------------------------------------------------------------
Net unrealized holding gains on securities available for sale:
   Balance, beginning of year ...........................................  (Yen)  7,249   (Yen) 23,467   (Yen) 25,650    $  54,504
   Net decrease .........................................................        (4,194)       (16,218)        (2,183)     (31,534)
-----------------------------------------------------------------------------------------------------------------------------------
   Balance, end of year .................................................  (Yen)  3,055   (Yen)  7,249   (Yen) 23,467    $  22,970
-----------------------------------------------------------------------------------------------------------------------------------
Pension liability adjustments:
   Balance, beginning of year ...........................................  (Yen) (7,113)  (Yen) (3,333)  (Yen) (8,927)   $ (53,481)
   Adjustment for change of fiscal period on consolidated subsidiaries ..             3             --             --           22
   Adjustment for the year ..............................................        (3,817)        (3,780)         5,594      (28,699)
-----------------------------------------------------------------------------------------------------------------------------------
   Balance, end of year .................................................  (Yen)(10,927)  (Yen) (7,113)  (Yen) (3,333)   $ (82,158)
-----------------------------------------------------------------------------------------------------------------------------------
Net unrealized holding gains (losses) on derivative instruments:
   Balance, beginning of year ...........................................  (Yen)     --   (Yen)     --   (Yen)     --    $      --
   Cummulative effect of accounting change ..............................          (670)            --             --       (5,038)
   Net decrease .........................................................           493             --             --        3,707
-----------------------------------------------------------------------------------------------------------------------------------
   Balance, end of year .................................................  (Yen)   (177)  (Yen)     --   (Yen)     --    $  (1,331)
-----------------------------------------------------------------------------------------------------------------------------------
Total accumulated comprehensive income (loss)
   Balance, beginning of year ...........................................  (Yen)(29,204)  (Yen)(19,590)  (Yen) (7,436)   $(219,579)
   Adjustment for change of fiscal period on consolidated subsidiaries ..         9,447             --             --       71,030
   Adjustment for the year ..............................................         1,364         (9,614)       (12,154)      10,256
-----------------------------------------------------------------------------------------------------------------------------------
   Balance, end of year .................................................  (Yen)(18,393)  (Yen)(29,204)  (Yen)(19,590)   $(138,293)
-----------------------------------------------------------------------------------------------------------------------------------

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

                                                                                              Millions of yen
                                                                                -------------------------------------------
                                                                                   Pretax      Tax (expense)    Net of tax
                                                                                   amount       or benefit        amount
---------------------------------------------------------------------------------------------------------------------------
2002:
Foreign currency translation adjustments .................................      (Yen)  9,552    (Yen)    --    (Yen)  9,552
Net unrealized holding gains on securities available for sale:
   Unrealized holding gains or (losses) arising during the year ..........            (6,159)         2,571          (3,588)
   Less: reclassification adjustment for (gains) or losses
     included in net income (loss) .......................................            (1,183)           577            (606)
---------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses) ............................................            (7,342)         3,148          (4,194)
Pension liability adjustments ............................................            (6,551)         2,734          (3,817)
---------------------------------------------------------------------------------------------------------------------------
Net unrealized holding gains (losses) on derivative instruments:
   Cumulative effect of accounting change ................................            (1,150)           480            (670)
   Changes in fair value of derivatives ..................................                24            (10)             14
   Net (gains) or losses reclassified into earnings ......................               822           (343)            479
---------------------------------------------------------------------------------------------------------------------------
   Net unrealized gains (losses) .........................................              (304)           127            (177)
---------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss) ........................................      (Yen) (4,645)   (Yen) 6,009    (Yen)  1,364
---------------------------------------------------------------------------------------------------------------------------

2001:
Foreign currency translation adjustments .................................      (Yen) 10,384    (Yen)    --    (Yen) 10,384
Net unrealized holding gains on securities available for sale:
   Unrealized holding gains or (losses) arising during the year ..........           (40,774)        17,019         (23,755)
   Less: reclassification adjustment for (gains) or losses
     included in net income (loss) .......................................            11,374         (3,837)          7,537
---------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses) ............................................           (29,400)        13,182         (16,218)
Pension liability adjustments ............................................            (6,488)         2,708          (3,780)
---------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss) ........................................      (Yen)(25,504)   (Yen)15,890    (Yen) (9,614)
---------------------------------------------------------------------------------------------------------------------------

2000:
Foreign currency translation adjustments .................................      (Yen)(15,565)   (Yen)    --    (Yen)(15,565)
 Net unrealized holding gains on securities available for sale:
   Unrealized holding gains or (losses) arising during the year ..........             2,585         (1,079)          1,506
   Less: reclassification adjustment for (gains) or losses
     included in net income (loss) .......................................            (6,848)         3,159          (3,689)
---------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses) ............................................            (4,263)         2,080          (2,183)
Pension liability adjustments ............................................            10,555         (4,961)          5,594
---------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss) ........................................      (Yen) (9,273)   (Yen)(2,881)   (Yen)(12,154)
---------------------------------------------------------------------------------------------------------------------------

                                                                                         Thousands of U.S. dollars
                                                                                -------------------------------------------
                                                                                   Pretax      Tax (expense)    Net of tax
                                                                                   amount       or benefit        amount
---------------------------------------------------------------------------------------------------------------------------
2002:
Foreign currency translation adjustments .................................      $     71,820    $        --    $     71,820
Net unrealized holding gains on securities available for sale:
   Unrealized holding gains or (losses) arising during the year ..........           (46,308)        19,330         (26,978)
   Less: reclassification adjustment for (gains) or losses
     included in net income (loss) .......................................            (8,895)         4,339          (4,556)
---------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses) ............................................           (55,203)        23,669         (31,534)
Pension liability adjustments ............................................           (49,256)        20,557         (28,699)
---------------------------------------------------------------------------------------------------------------------------
Net unrealized holding gains (losses) on derivative instruments:
   Cumulative effect of accounting change ................................            (8,647)         3,609          (5,038)
   Changes in fair value of derivatives ..................................               180            (75)            105
   Net (gains) or losses reclassified into earnings ......................             6,181         (2,579)          3,602
---------------------------------------------------------------------------------------------------------------------------
   Net unrealized gains (losses) .........................................            (2,286)           955          (1,331)
---------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss) ........................................      $    (34,925)   $    45,181    $     10,256
---------------------------------------------------------------------------------------------------------------------------

13. Income Taxes

Income (loss) before income taxes, minority interests and equity in earnings for the years ended March 31, 2002, 2001 and 2000, is as follows:

                                                                                                                  Thousands of
                                                                                Millions of yen                   U.S. dollars
                                                                  --------------------------------------------    ------------
                                                                        2002           2001            2000           2002
------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes:
   Domestic ...................................................   (Yen) (26,553)   (Yen)32,703     (Yen)13,431     $  (199,647)
   Foreign ....................................................         (80,171)       (12,639)          5,964        (602,789)
------------------------------------------------------------------------------------------------------------------------------
                                                                  (Yen)(106,724)   (Yen)20,064     (Yen)19,395     $  (802,436)
==============================================================================================================================
Income taxes:
   Current--
     Domestic .................................................   (Yen)   3,196    (Yen)21,331     (Yen)11,542     $    24,030
     Foreign ..................................................             718           (379)          6,616           5,399
------------------------------------------------------------------------------------------------------------------------------
                                                                          3,914         20,952          18,158          29,429
------------------------------------------------------------------------------------------------------------------------------
   Deferred--
     Domestic .................................................         (15,511)        (4,691)         (9,403)       (116,624)
     Foreign ..................................................         (10,333)        (2,546)          1,195         (77,692)
------------------------------------------------------------------------------------------------------------------------------
                                                                        (25,844)        (7,237)         (8,208)       (194,316)
------------------------------------------------------------------------------------------------------------------------------
Total .........................................................   (Yen) (21,930)   (Yen)13,715     (Yen) 9,950     $  (164,887)
==============================================================================================================================

Total income taxes recognized for the years ended March 31, 2002, 2001 and 2000 were applicable to the following:

                                                                                                                 Thousands of
                                                                                    Millions of yen              U.S. dollars
                                                                        ---------------------------------------  ------------
                                                                             2002          2001         2000           2002
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes, minority interests and equity
  in earnings ......................................................... (Yen)(21,930)  (Yen)13,715   (Yen)9,950    $ (164,887)
Other comprehensive income (loss):
   Net unrealized holding gains on securities available for sale ......       (3,148)      (13,182)      (2,080)      (23,669)
   Pension liability adjustments ......................................       (2,734)       (2,708)       4,961       (20,557)
   Net unrealized holding gains (losses) on derivative instruments ....         (127)           --           --          (955)
-----------------------------------------------------------------------------------------------------------------------------
Total income taxes .................................................... (Yen)(27,939)  (Yen)(2,175) (Yen)12,831    $ (210,068)
=============================================================================================================================

   Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 2002 and 2001, are as follows:

                                                                                                                 Thousands of
                                                                                         Millions of yen         U.S. dollars
                                                                                    --------------------------   ------------
                                                                                        2002          2001           2002
-----------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Unrealized intercompany profit ..............................................    (Yen)22,261    (Yen)30,881    $   167,376
   Allowances provided, not yet recognized for tax .............................          4,752          4,336         35,729
   Accrued expenses ............................................................         22,499         15,559        169,165
   Impairment loss on long-lived assets ........................................         23,844          3,235        179,278
   Inventories .................................................................          6,555          6,060         49,286
   Net operating loss carryforwards ............................................         58,143         30,309        437,166
   Research and development expenses ...........................................          4,502          8,559         33,850
   Other .......................................................................         10,635          2,503         79,962
   Less valuation allowance ....................................................        (47,847)       (19,976)      (359,752)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                   (Yen)105,344    (Yen)81,466    $   792,060
=============================================================================================================================

Deferred tax liabilities:
   Unrealized holding gains on securities available for sale ...................     (Yen)3,090     (Yen)4,604    $    23,233
   Deferral of profit from installment sales ...................................          2,398          5,126         18,030
   Deferred gains on sales of property for tax purposes ........................         15,287         21,156        114,940
   Other .......................................................................          7,409          8,308         55,707
-----------------------------------------------------------------------------------------------------------------------------
                                                                                    (Yen)28,184    (Yen)39,194    $   211,910
=============================================================================================================================

   The net change in the total valuation allowance for the years ended March 31, 2002 and 2001, was an increase of (Yen)27,871 million ($209,556 thousand) and a decrease of (Yen)575 million, respectively.

   Income taxes in Japan applicable to the companies, imposed by the national, prefecture and municipal governments, in the aggregate result in a normal statutory tax rate of approximately 41.7% for the year ended March 31, 2002, 2001 and

2000, and such a rate was used in calculating the deferred taxes at March 31, 2002, 2001 and 2000.

   The overall effective tax rates reflected in the consolidated statements of income (income taxes as a percentage of income (loss) before income taxes, minority interests and equity in earnings) for the years ended March 31, 2002, 2001 and 2000, were (20.6)%, 68.4% and 51.3%, respectively.

   The differences between the normal tax rates and the effective tax rates for the years ended March 31, 2002, 2001 and 2000, are summarized as follows:

                                                                                      2002      2001    2000
------------------------------------------------------------------------------------------------------------
Normal tax rate ...................................................................  (41.7)%    41.7%   41.7%
Increase (decrease) in tax rates resulting from:
   Operating losses of subsidiaries ...............................................   13.3      23.1     6.1
   Expenses not deductible for tax purposes .......................................    1.6       6.6    11.1
   Realization of tax benefits on operating losses of subsidiaries ................     --      (1.3)   (0.4)
   Income of foreign subsidiaries taxed at lower than Japanese normal rate ........    3.9      (5.0)   (5.9)
   Other, net .....................................................................    2.3       3.3    (1.3)
------------------------------------------------------------------------------------------------------------
Effective tax rate ................................................................  (20.6)%    68.4%   51.3%
============================================================================================================

   Foreign subsidiaries are subject to income taxes of the countries in which they operate.

   At March 31, 2002 and 2001, no deferred tax liabilities were recognized for undistributed earnings of foreign subsidiaries and affiliated companies aggregating (Yen)48,028 million ($361,113 thousand) and (Yen)36,161 million, respectively, because the Company currently does not expect those earnings to be distributed and/or believes that no material additional taxation would result should they be distributed to the Company under the current circumstances.

   At March 31, 2002, certain subsidiaries had operating loss carryforwards aggregating approximately (Yen)154,234 million ($1,159,654 thousand), which may be used as a deduction in determining taxable income in future periods. The operating loss carryforwards of (Yen)134,495 million ($1,011,241 thousand) expire through March 31, 2022, while the remainder has an indefinite carryforward period.

14. Rent Expenses

The companies lease office space and equipment, employees' housing, etc., under cancelable and noncancelable operating lease agreements. Rent expenses under such leases amounted to (Yen)16,915 million ($127,180 thousand), (Yen)16,128 million and (Yen)13,468 million, respectively, for the years ended March 31, 2002, 2001 and 2000. Certain lease contracts for equipment that would be classified as capital lease in conformity with SFAS No. 13 were capitalized. At March 31, 2002, the future minimum lease payments under these leases are as follows:

                                                                   Millions of yen                    Thousands of U.S. dollars
                                                       ---------------------------------------  ------------------------------------
                                                         Capital   Operating lease               Capital   Operating lease
Year ending                                               leases     commitments       Total     leases      commitments     Total
------------------------------------------------------------------------------------------------------------------------------------
2003 .................................................  (Yen)5,941   (Yen)1,665     (Yen)7,606  $ 44,669      $ 12,519     $  57,188
2004 .................................................       4,826        1,447          6,273    36,286        10,880        47,166
2005 .................................................       3,577        1,230          4,807    26,895         9,248        36,143
2006 .................................................       4,744        1,051          5,795    35,669         7,902        43,571
2007 .................................................       1,745          822          2,567    13,120         6,180        19,300
Thereafter ...........................................       2,900        2,556          5,456    21,805        19,218        41,023
------------------------------------------------------------------------------------------------------------------------------------
Total minimum lease payments ......................... (Yen)23,733   (Yen)8,771    (Yen)32,504  $178,444      $ 65,947     $ 244,391
------------------------------------------------------------------------------------------------------------------------------------
Less: amounts representing interest ..................      (3,055)                              (22,970)
------------------------------------------------------------------                              --------
Present value of net minimum capital lease payments .. (Yen)20,678                              $155,474
==================================================================                              ========

15. Research and Development and Advertising Expenses

Research and development expenses charged to costs and expenses for the years ended March 31, 2002, 2001 and 2000, amounted to (Yen)44,083 million ($331,451 thousand), (Yen)45,282 million and (Yen)42,460 million, respectively.

   Advertising expenses charged to costs and expenses as incurred for the years ended March 31, 2002, 2001 and 2000, amounted to (Yen)5,119 million ($38,489 thousand), (Yen)5,369 million and (Yen)4,327 million, respectively.

16. Net Income (Loss) per Share

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations is as follows:

                                                                                                                      Thousands of
                                                                                Millions of yen                       U.S. dollars
                                                                  --------------------------------------------      ----------------
                                                                       2002           2001             2000               2002
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss) .............................................   (Yen)(80,621)    (Yen)6,913      (Yen)13,395      $ (606,173)
Effect of dilutive securities:
   1.8% Japanese yen convertible bonds, due 2004 ..............             --             --              300              --
------------------------------------------------------------------------------------------------------------------------------------
Diluted net income (loss) .....................................   (Yen)(80,621)    (Yen)6,913      (Yen)13,695      $ (606,173)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                Number of shares
                                                                  --------------------------------------------
                                                                       2002           2001             2000
--------------------------------------------------------------------------------------------------------------
Average common shares outstanding, less treasury stocks .......    954,530,062    955,250,229      967,057,543
Dilutive effect of:
   1.8% Japanese yen convertible bonds, due 2004 ..............             --             --       28,260,914
--------------------------------------------------------------------------------------------------------------
Diluted common shares outstanding .............................    954,530,062    955,250,229      995,318,457
--------------------------------------------------------------------------------------------------------------

                                                                                          Yen                          U.S. cents
                                                                         -------------------------------------      ----------------
                                                                             2002          2001          2000             2002
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share:
   Basic ..............................................................  (Yen)(84.46)   (Yen)7.24    (Yen)13.85          (63.5)c
   Diluted ............................................................       (84.46)        7.24         13.76          (63.5)
------------------------------------------------------------------------------------------------------------------------------------

   1.8% Japanese yen convertible bonds, due 2004, were excluded from the net diluted income (loss) per share calculation for fiscal 2002 and 2001 because the effect would have been antidilutive.

17. Commitments and Contingent Liabilities

At March 31, 2002, the companies were contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of
(Yen)16,764 million ($126,045 thousand) (Note 3) and also as guarantors of indebtedness of others, including letters of awareness and keep-well agreements aggregating (Yen)27,247 million ($204,865 thousand), including (Yen)1,948 million ($14,647 thousand) relating to affiliated companies. With regard to sale of a subsidiary, the Company guarantees to the purchaser to pay up to (Yen)4,258 million ($32,015 thousand) as of March 31, 2002 relating to the credit risk of subsidiary's outstanding receivables at the time of the sale. Management of the Company believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

   Commitments for capital expenditures outstanding at March 31, 2002, aggregated approximately (Yen)2,900 million ($21,805 thousand).

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

18. Derivative Financial Instruments

Risk Management Policy

The companies are exposed to market risk primarily from changes in foreign currency exchange rates and interest rates with respect to debt obligations, international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, the companies enter into various derivative transactions for hedging pursuant to their policies and procedures. The companies do not enter into derivative financial transactions for trading or speculative purposes.

   The companies have entered into interest rate swap and cap agreements, partly concurrent with currency swap agreements for the purpose of managing the risk resulting from changes in cash flow or fair value that arise in their interest rate and foreign currency exposure with respect to certain short-term and long-term debts and investment securities.

   The companies operate internationally which expose the companies to the foreign exchange risk against existing assets and liabilities and transactions denominated in foreign currencies (principally the U.S. dollar and the euro). In order to reduce these risks, the companies execute forward exchange contracts and option contracts (purchased) based on their projected cash flow in foreign currencies.

   The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but they do not expect any counterparties to fail to meet their obligations because of the high credit rating of the counterparties.

Fair Value Hedges

The companies use derivative financial instruments designated as fair value hedges to manage primarily interest rate and foreign exchange risks associated with debt obligations. Principally cross-currency swap, interest rate swap and foreign exchange contracts are used to hedge such risk for debt obligations. Changes in fair value of the hedged debt obligations and derivative instruments designated as fair value hedge are offset and recognized in other expense. For the year ended March 31, 2002, hedge ineffectiveness resulting from fair value hedging activities was not material to the companies' result of operations. During the same period, no fair value hedges were discontinued.

Cash Flow Hedges

The companies use derivative financial instruments designated as cash flow hedges to manage the companies' foreign exchange risks associated with forecasted transactions and the companies' interest risks associated with debt obligations. For transactions denominated in foreign currencies, the companies typically hedges forecasted and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, the companies enter into interest rate swap contracts to manage the changes in cash flows. The companies record the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss). These amounts are reclassified into earnings through interest and other income or expense when the hedged items impact earnings. Approximately (yen)81 million ($609 thousand) of existing gains included in accumulated other comprehensive income (loss) at March 31, 2002 will be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the year ended March 31, 2002 as a result of anticipated transactions that are no longer probable of occurring.

Undesignated Derivative Instruments

The companies have entered into interest rate swap contracts not designated as hedging instruments under SFAS No. 133 as a means of managing the Company and its group companies' interest rate exposures for short-term and long-term debts. Forward contracts and option contract (purchased) not designated as hedging instruments under SFAS No. 133 are also used to hedge certain foreign currency exposures. The changes in fair value of such instruments are recognized currently in earnings.

   Notional principal amounts of derivative financial instruments outstanding at March 31, 2002 and 2001 are as follows.

                                                                                  Thousands of
                                                     Millions of yen              U.S. dollars
                                             ------------------------------       ------------
                                                  2002              2001              2002
----------------------------------------------------------------------------------------------
Forwards and options:
   Sale of foreign currencies ...........    (Yen) 28,870      (Yen) 33,074        $  217,068
   Purchase of foreign currencies .......          27,328            28,528           205,474
   Option contracts (purchased) .........           3,171             3,395            23,842
Interest swap, currency swap and
 interest rate cap agreement ............         308,477           295,448         2,319,376
----------------------------------------------------------------------------------------------

   Net foreign currency transaction gains of (Yen)1,109 million ($8,338 thousand), gains of (Yen)2,908 million, and losses of (Yen)4,323 million for the years ended March 31, 2002, 2001 and 2000, respectively, were included in the determination of net income (loss).

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

   The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, as of March 31, 2002 and 2001, are summarized as follows:

                                                                       Millions of yen                    Thousands of U.S. dollars
                                                --------------------------------------------------------  -------------------------
                                                           2002                         2001                        2002
                                                ---------------------------   --------------------------  -------------------------
                                                  Carrying      Estimated       Carrying     Estimated       Carrying   Estimated
                                                   amount       fair value       amount      fair value       amount    fair value
----------------------------------------------------------------------------------------------------------------------------------
Investment securities ......................... (Yen) 50,651   (Yen) 50,651   (Yen) 68,788  (Yen) 68,788   $  380,835  $   380,835
Long-term debt, including current portion .....      299,799        296,143        272,375       272,645    2,254,128    2,226,639
Derivatives:
  Foreign exchange contracts
    Assets ....................................          983            983            574         1,544        7,391        7,391
    Liabilities ...............................          657            657            549         1,912        4,940        4,940
  Interest rate swap, cross currency swap
   and cap agreements
     Assets ...................................          786            786            312         4,312        5,910        5,910
     Liabilities ..............................       10,872         10,872          1,050         4,876       81,744       81,744
==================================================================================================================================

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

   The following tables present certain information regarding the companies' operating segments and geographic information at March 31, 2002, 2001 and 2000, and for the years then ended:

Operating segments:

                                                                                                                   Thousands of
                                                                                Millions of yen                    U.S. dollars
                                                          ---------------------------------------------------      ------------
                                                             2002               2001                2000               2002
-------------------------------------------------------------------------------------------------------------------------------
Net sales:
  Construction and mining equipment--
    Customers ........................................  (Yen)   731,340    (Yen)   718,147    (Yen)   747,647     $   5,498,797
    Intersegment .....................................            7,018              7,400             12,485            52,767
-------------------------------------------------------------------------------------------------------------------------------
       Total .........................................          738,358            725,547            760,132         5,551,564
  Electronics--
    Customers ........................................           76,769            117,745             90,335           577,210
    Intersegment .....................................              236                492                 80             1,775
-------------------------------------------------------------------------------------------------------------------------------
       Total .........................................           77,005            118,237             90,415           578,985
  Others--
    Customers ........................................          227,782            260,477            217,672         1,712,647
    Intersegment .....................................           37,191             49,221             59,982           279,631
-------------------------------------------------------------------------------------------------------------------------------
       Total .........................................          264,973            309,698            277,654         1,992,278
  Elimination ........................................          (44,445)           (57,113)           (72,547)         (334,173)
-------------------------------------------------------------------------------------------------------------------------------
  Consolidated .......................................  (Yen) 1,035,891    (Yen) 1,096,369    (Yen) 1,055,654     $   7,788,654
-------------------------------------------------------------------------------------------------------------------------------
Operating income (loss):
  Construction and mining equipment ..................  (Yen)       881    (Yen)    22,203    (Yen)    28,489     $       6,624
  Electronics ........................................          (14,925)             2,887             (9,839)         (112,218)
  Others .............................................            4,976              6,450              1,171            37,414
-------------------------------------------------------------------------------------------------------------------------------
    Total ............................................           (9,068)            31,540             19,821           (68,180)
  Corporate expenses and elimination .................           (4,153)            (3,725)            (2,503)          (31,226)
-------------------------------------------------------------------------------------------------------------------------------
  Consolidated operating income ......................          (13,221)            27,815             17,318           (99,406)
  Interest and other income ..........................           34,278             30,718             55,857           257,729
  Interest expense ...................................           16,842             22,194             24,392           126,631
  Other expenses .....................................          110,939             16,275             29,388           834,128
-------------------------------------------------------------------------------------------------------------------------------
  Consolidated income (loss) before income taxes .....  (Yen)  (106,724)   (Yen)    20,064    (Yen)    19,395     $    (802,436)
-------------------------------------------------------------------------------------------------------------------------------
Identifiable assets:
  Construction and mining equipment ..................  (Yen)   879,732    (Yen)   868,611    (Yen)   672,031     $   6,614,526
  Electronics ........................................          181,746            240,592            231,317         1,366,511
  Others .............................................          231,287            254,960            231,989         1,739,000
  Corporate assets and elimination ...................           47,517             39,032            239,943           357,271
-------------------------------------------------------------------------------------------------------------------------------
  Consolidated .......................................  (Yen) 1,340,282    (Yen) 1,403,195    (Yen) 1,375,280     $  10,077,308
-------------------------------------------------------------------------------------------------------------------------------

Depreciation and amortization:
  Construction and mining equipment ..................  (Yen)    36,442    (Yen)    32,317    (Yen)    32,166     $     274,000
  Electronics ........................................           17,235             20,210             20,860           129,587
  Others .............................................            6,217             11,388              8,474            46,744
-------------------------------------------------------------------------------------------------------------------------------
  Consolidated .......................................  (Yen)    59,894    (Yen)    63,915    (Yen)    61,500     $     450,331
-------------------------------------------------------------------------------------------------------------------------------
Capital expenditures:
  Construction and mining equipment ..................  (Yen)    46,354    (Yen)    47,380    (Yen)    37,989     $     348,527
  Electronics ........................................           18,927             16,476             13,089           142,308
  Others .............................................            9,187             15,454              6,650            69,075
-------------------------------------------------------------------------------------------------------------------------------
  Consolidated .......................................  (Yen)    74,468    (Yen)    79,310    (Yen)    57,728     $     559,910
-------------------------------------------------------------------------------------------------------------------------------

   Transfers between segments are made at estimated arm's-length prices. Operating income (loss) represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes.

   Other expenses include impairment loss on long-lived assets in the electronics segment of (Yen)52,242 million ($392,797 thousand), (Yen)4,337 million and (Yen)4,474 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Geographic Information:

Net sales recognized by sales destination for the years ended March 31, 2002, 2001 and 2000 are as follows:

                                                                                              Thousands of
                                                          Millions of yen                     U.S. dollars
                                        ---------------------------------------------------   ------------
                                             2002                 2001            2000             2002
----------------------------------------------------------------------------------------------------------
Japan ................................  (Yen)  478,187       (Yen)  586,865  (Yen)  553,822    $ 3,595,391
Americas .............................         262,341              241,091         242,609      1,972,489
Europe ...............................         128,029              126,479         123,633        962,624
Asia (excluding Japan) and Oceania ...         126,363              117,136          99,558        950,098
Middle East and Africa ...............          40,971               24,798          36,032        308,052
----------------------------------------------------------------------------------------------------------
Consolidated net sales ...............  (Yen)1,035,891       (Yen)1,096,369  (Yen)1,055,654    $ 7,788,654
----------------------------------------------------------------------------------------------------------

   Net sales recognized by geographic origin and long-lived assets at March 31, 2002, 2001 and 2000, and for the years then ended are as follows:

                                                                                              Thousands of
                                                          Millions of yen                     U.S. dollars
                                        ---------------------------------------------------   ------------
                                             2002                 2001            2000             2002
----------------------------------------------------------------------------------------------------------
Net sales:
   Japan .............................  (Yen)  564,537       (Yen)  662,025  (Yen)  615,580    $ 4,244,639
   U.S.A. ............................         266,701              241,745         245,002      2,005,271
   Europe ............................         108,191              112,257         114,742        813,466
   Other .............................          96,462               80,342          80,330        725,278
----------------------------------------------------------------------------------------------------------
   Total .............................  (Yen)1,035,891       (Yen)1,096,369  (Yen)1,055,654    $ 7,788,654
----------------------------------------------------------------------------------------------------------
Long-lived assets:
   Japan .............................  (Yen)  309,315       (Yen)  320,194  (Yen)  277,693    $ 2,325,677
   U.S.A. ............................         115,812              139,132         134,991        870,767
   Europe ............................          13,913                9,664           9,032        104,609
   Other .............................          31,701               32,670          26,087        238,353
----------------------------------------------------------------------------------------------------------
   Total .............................  (Yen)  470,741       (Yen)  501,660  (Yen)  447,803    $ 3,539,406
----------------------------------------------------------------------------------------------------------

   No individual country within Europe or other areas had a material impact on net sales or long-lived assets. There were no sales to a single major external customer for the years ended March 31, 2002, 2001 and 2000.

   The following information shows net sales and operating income (loss) recognized by geographic origin for the years ended March 31, 2002, 2001 and 2000. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

                                                                                              Thousands of
                                                         Millions of yen                      U.S. dollars
                                        --------------------------------------------------    ------------
                                             2002              2001              2000             2002
----------------------------------------------------------------------------------------------------------
Net sales:
   Japan--
     Customers .......................  (Yen)  564,537    (Yen)  662,025    (Yen)  615,580     $ 4,244,639
     Intersegment ....................         125,525           142,645           143,569         943,797
----------------------------------------------------------------------------------------------------------
   Total .............................         690,062           804,670           759,149       5,188,436
----------------------------------------------------------------------------------------------------------
   Americas--
     Customers .......................         267,111           242,182           245,367       2,008,353
     Intersegment ....................          17,070            10,194             8,624         128,346
----------------------------------------------------------------------------------------------------------
   Total .............................         284,181           252,376           253,991       2,136,699
----------------------------------------------------------------------------------------------------------
   Europe--
     Customers .......................         108,191           112,257           114,742         813,466
     Intersegment ....................           9,682            13,551            14,665          72,797
----------------------------------------------------------------------------------------------------------
   Total .............................         117,873           125,808           129,407         886,263
----------------------------------------------------------------------------------------------------------
   Others--
     Customers .......................          96,052            79,905            79,965         722,196
     Intersegment ....................           6,869             3,652             4,750          51,646
----------------------------------------------------------------------------------------------------------
   Total .............................         102,921            83,557            84,715         773,842
   Elimination .......................        (159,146)         (170,042)         (171,608)     (1,196,586)
----------------------------------------------------------------------------------------------------------
   Consolidated ......................  (Yen)1,035,891    (Yen)1,096,369    (Yen)1,055,654     $ 7,788,654
----------------------------------------------------------------------------------------------------------

Operating income (loss):
   Japan .............................  (Yen)      130    (Yen)   29,253    (Yen)      955     $       977
   Americas ..........................         (10,562)           (2,302)           12,354         (79,413)
   Europe ............................           3,077             5,945             4,284          23,135
   Others ............................            (354)              364             2,202          (2,662)
   Corporate and elimination .........          (5,512)           (5,445)           (2,477)        (41,443)
----------------------------------------------------------------------------------------------------------
   Consolidated ......................  (Yen)  (13,221)   (Yen)   27,815    (Yen)   17,318     $   (99,406)
----------------------------------------------------------------------------------------------------------

Identifiable assets:
   Japan .............................  (Yen)  948,294    (Yen)1,030,872    (Yen)  941,282     $ 7,130,030
   Americas ..........................         354,438           343,967           289,123       2,664,947
   Europe ............................          82,102            83,389            73,560         617,308
   Others ............................         106,626            98,057            83,760         801,699
   Corporate assets and elimination ..        (151,178)         (153,090)          (12,445)     (1,136,676)
----------------------------------------------------------------------------------------------------------
   Consolidated ......................  (Yen)1,340,282    (Yen)1,403,195    (Yen)1,375,280     $10,077,308
----------------------------------------------------------------------------------------------------------

Overseas sales:
   Americas ..........................  (Yen)  262,341    (Yen)  241,091    (Yen)  242,609     $ 1,972,489
   Europe ............................         128,029           126,479           123,633         962,624
   Others ............................         167,334           141,934           135,590       1,258,150
----------------------------------------------------------------------------------------------------------
   Total .............................  (Yen)  557,704    (Yen)  509,504    (Yen)  501,832     $ 4,193,263
----------------------------------------------------------------------------------------------------------

   Transfers between segments are made at estimated arm's-length prices. Operating income (loss) represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes.

21. Subsequent Event

On May 10, 2002, the Company and its subsidiaries Komatsu Forklift Co., Ltd. and Komatsu Zenoah Co. have reached an agreement on stock for stock exchanges (hereinafter referred to as "the Exchanges"). The exchange ratios were determined as a result of discussions by the concerned companies with reference to the exchange ratios calculated by independent third-party organizations. At present, the Company holds approximately 52% and 54% of the shares of Komatsu Forklift Co., Ltd. and Komatsu Zenoah Co. respectively and expects to issue 39,822,359 shares of common stock upon the Exchanges. The Company will conduct the Exchanges by a simplified procedure as specified in Article 358 of the Commercial Code of Japan, which does not require the approval at its shareholders' meeting. The Exchanges will be carried out in October 2002 and Komatsu Forklift Co., Ltd. and Komatsu Zenoah Co. will become wholly owned subsidiaries of the Company.

     Since May 2000, the Company has built business cooperation on a global basis with Linde AG of Germany in the areas of production and sales of forklift trucks. In May 2002, in order to construct a closer cooperative relationship, the Company and Linde AG have reached a basic agreement under which two companies will transform Komatsu Forklift Co., Ltd. into their joint venture company. The Company and Linde AG expect to conclude the joint-venture agreement by the end of November 2002 and establish this joint-venture company subject to the approval of the Anti-Trust Authorities.

Report of Independent Public Accountants

To the Shareholders and the Board of Directors of Komatsu Ltd.:

We have audited the accompanying consolidated balance sheets of KOMATSU LTD. (a Japanese corporation) and consolidated subsidiaries as of March 31, 2002 and March 31, 2001 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002, expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and consolidated subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America (see Note 1).

As discussed in Note 1 to the consolidated financial statements, the Company and its subsidiaries changed the method of accounting for derivative instruments and hedging activities effective April 1, 2001.

Also, in our opinion, the amounts translated into U.S. dollars in the accompanying consolidated financial statements have been computed on the basis set forth in Note 1.



/s/ Arthur Andersen

Tokyo, Japan
May 10, 2002

                   KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

             SUPPLEMENTAL NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         TO CONFORM WITH REGULATION S-X

A.   TRADE NOTES AND ACCOUNTS RECEIVABLE

     Interest charged on installment receivables ranges principally from 2.5% to 5.5% annually.

     At March 31, 2002 and 2001 trade notes and accounts receivable were comprised of the following:

                                                                               Thousands of
                                                  Millions of Yen              U.S. dollars
                                           -------------------------------   -----------------
                                               2002             2001               2002
                                           -------------    --------------   -----------------
     Notes:
         Affiliated companies              (Yen)     894    (Yen)   1,154      $        6,722
         Other                                   127,595          137,933             959,361
                                           --------------   --------------   -----------------
               Total                             128,489          139,087             966,083
                                           --------------   --------------   -----------------

     Accounts:
         Affiliated companies                     27,919           46,573             209,917
         Other                                   198,474          222,934           1,492,286
                                           --------------   --------------   -----------------
               Total                             226,393          269,507           1,702,203
                                           --------------   --------------   -----------------

     Unearned interest                            (2,568)          (2,938)            (19,308)
     Allowance for doubtful receivables          (15,221)         (10,998)           (114,444)
                                           --------------   --------------   -----------------
               Total                       (Yen) 337,093    (Yen) 394,658      $    2,534,534
                                           ==============   ==============   =================

B.   DEFERRED INCOME TAXES AND OTHER CURRENT ASSETS

     At March 31, 2002 and 2001 deferred income taxes and other current assets were comprised of the following:

                                                                               Thousands of
                                                  Millions of Yen              U.S. dollars
                                           -------------------------------   -----------------
                                               2002             2001               2002
                                           -------------    --------------   -----------------
     Prepaid expenses                      (Yen)   2,634    (Yen)   3,909      $       19,804
     Short-term loans receivable:
         Affiliated companies                     12,574           16,447              94,541
         Other                                    20,374           21,093             153,188
                                           --------------   --------------   -----------------
               Total                              32,948           37,540             247,729
                                           --------------   --------------   -----------------

     Deferred income taxes                        43,313           26,937             325,662

     Other                                                             30,534           26,413             229,579
                                                                -------------    --------------   -----------------
               Total                                            (Yen) 109,429     (Yen) 94,799      $      822,774
                                                                =============    ==============   =================

C.   DEFERRED INCOME TAXES AND OTHER CURRENT LIABILITIES

     At March 31, 2002 and 2001 deferred income taxes and other current liabilities comprised of the following:

                                                                       Millions of Yen              Thousands of
                                                                                                    U.S. dollars
                                                                ------------------------------      --------------
                                                                    2002             2001               2002
                                                                -------------     ------------      --------------
     Accrued expenses                                           (Yen) 150,810     (Yen)113,161      $    1,133,910
     Liability for derivative financial instruments                     4,299                -              32,323
     Customers' advances and employees' deposits                       15,445           17,897             116,128
     Deferred income taxes                                                 10              576                  75
                                                                -------------    --------------     --------------
               Total                                            (Yen) 170,564     (Yen)131,634      $    1,282,436
                                                                =============    ==============     ==============

D.   UNAPPROPRIATED RETAINED EARNINGS

     At March 31, 2002 consolidated unappropriated retained earnings included the companies' share of undistributed earnings of 50% or less owned companies accounted for by the equity method amounting to (Yen)7,195 million ($54,098 thousand).

E.   INTEREST AND OTHER INCOME

     Interest and other income for the years ended March 31, 2002, 2001 and 2000 were comprised of the following:

                                                                                                    Thousands of
                                                                Millions of Yen                     U.S. dollars
                                                ---------------------------------------------       --------------
                                                    2002            2001            2000                2002
                                                ------------    -------------   -------------       --------------
     Interest and other income:
         Interest-
            Installment receivables             (Yen)  5,960    (Yen)  6,755      (Yen)  6,842      $       44,812
            Other                                      3,613           3,622             5,028              27,165
         Dividends                                     1,324           1,073             1,062               9,955
         Net gains on sales of marketable
            securities and investments                     -          11,991            16,993                   -
         Gains on sales of property                   16,454           3,440            23,777             123,714
         Insurance commission                            547             533               504               4,113
         Gain on electric contract settlement          5,665               -                 -              42,594
         Miscellaneous                                   715           3,304             1,651               5,376
                                                ------------    ------------    --------------      --------------
               Total                            (Yen) 34,278    (Yen) 30,718      (Yen) 55,857      $      257,729
                                                ============    ============    ==============      ==============

F.   OTHER EXPENSE

     Other expense for the years ended March 31, 2002, 2001 and 2000 were comprised of the following:

                                                                                                    Thousands of
                                                           Millions of Yen                          U.S. dollars
                                                  --------------------------------------------    ----------------
                                                      2002            2001            2000              2002
                                                  ------------    ------------    ------------    ----------------
     Other expense:
       Loss on marketable securities               (Yen) 8,696     (Yen)     -     (Yen)     -       $      65,383
       Loss on disposal or sale of fixed assets          7,202           5,565          14,367              54,150
       Exchange gain or loss, net                        1,109               -           4,323               8,339
       Other                                            11,559           6,373           6,224              86,910
                                                  ------------    ------------    ------------    ----------------
                       Total                       (Yen)28,566     (Yen)11,938     (Yen)24,914       $     214,782
                                                  ============    ============    ============    ================

                                                                     SCHEDULE II

                   KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

                                                                                    Millions of Yen
                                               -----------------------------------------------------------------
           Column A                                Column B                  Column C             Column D
--------------------------------------------   ---------------   ------------------------- --------------------
                                                                             Additions
                                                                 -------------------------
                                                   Balance at     Charged to
                                                  beginning of     costs and        Charged to
                 Description                      fiscal period    expenses       other accounts     Deductions
-------------------------------------------    ----------------- ------------    ---------------- ----------------
Valuation and qualifying accounts deducted
 from assets to which they apply:

 Allowance for doubtful receivables
    Year ended March 31, 2002 (c)                  (Yen)10,061    (Yen)  8,126          -           (Yen)  2,966 (a)
                                               ===============   =============   ================ ==============
    Year ended March 31, 2001                      (Yen)12,208    (Yen)      -          -           (Yen)  1,210 (a)
                                               ===============   =============   ================ ==============

    Year ended March 31, 2000                      (Yen)12,535    (Yen)  1,150          -           (Yen)  1,477 (a)
                                               ===============   =============   ================ ==============
 Valuation allowance of deferred tax assets
    Year ended March 31, 2002 (c)                  (Yen)19,910    (Yen) 37,547          -           (Yen)  9,610 (b)
                                               ===============   =============   ================ ==============
    Year ended March 31, 2001                      (Yen)20,551    (Yen)  8,621          -           (Yen)  9,196 (b)
                                               ===============   =============   ================ ==============
    Year ended March 31, 2000                      (Yen)20,412    (Yen) 11,322          -           (Yen) 11,183 (b)
                                               ===============   =============   ================ ==============

                                                                  Thousands of
                                                                  U.S. dollars
                                              -----------       -----------------
           Column A                             Column E            Column E
--------------------------------------------  -----------       -----------------
                                                Balance  at         Balance at
                                               end of fiscal       end of fiscal
                 Description                      period              period
--------------------------------------------  ---------------   -----------------
Valuation and qualifying accounts deducted
 from assets to which they apply:

 Allowance for doubtful receivables
    Year ended March 31, 2002 (c)                 (Yen)15,221    $    114,444
                                               ==============    ============
    Year ended March 31, 2001                     (Yen)10,998
                                               ==============
    Year ended March 31, 2000                     (Yen)12,208
                                               ==============

 Valuation allowance of deferred tax assets
    Year ended March 31, 2002 (c)                 (Yen)47,847    $    359,752
                                               ==============    ============
    Year ended March 31, 2001                     (Yen)19,976
                                               ==============
    Year ended March 31, 2000                     (Yen)20,551
                                               ==============

       (a) Principally uncollectible accounts and notes charged to the allowance
       (b) Realization or expiration of net operating loss carryforwards
       (c) At the beginning of fiscal 2002, the Company changed the consolidated closing date for certain overseas subsidiaries from December 31 to March 31. As a result, balance at April 1, 2001 does not tie into balance at March 31, 2001.

Report of Independent Public Accountants

To the Shareholders and the Board of Directors of Komatsu Ltd.:

We have audited the accompanying consolidated balance sheets of KOMATSU LTD. (a Japanese corporation) and consolidated subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002, expressed in yen. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and consolidated subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America (see Note 1).

As discussed in Note 1 to the consolidated financial statements, the Company and its subsidiaries changed the method of accounting for derivative instruments and hedging activities effective April 1, 2001.

Also, in our opinion, the translated amounts in the accompanying consolidated financial statements translated into U.S. dollars have been computed on the basis set forth in Note 1.

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

/s/ Arthur Andersen

Tokyo, Japan
May 10, 2002

                                  EXHIBIT INDEX

                                                                                Subsequently
Exhibit number     Title                                                        Numbered Page
--------------     -----                                                        -------------
Exhibit (1)        Articles of Incorporation of Komatsu Ltd. (Translation)            1

Exhibit (2)        Certificate of English Translations                                9

Exhibit (99)       Assurances letter concerning the audit by Arthur Andersen         10