Form 20-F
period 2003-03-31
KOMATSU LTD
filed 2003-09-19
CIK 56594

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

COMMISSION FILE NUMBER: 1-7239

KABUSHIKI KAISHA KOMATSU SEISAKUSHO

(Exact name of registrant as specified in its charter)

KOMATSU LTD.

(Translation of registrant’s name into English)

JAPAN

(Jurisdiction of incorporation or organization)

2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

998,744,060

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒,    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒.

In this document, KOMATSU LTD. is hereinafter referred to as the “Company,” and together with its consolidated subsidiaries, as “Komatsu.”

Cautionary Statement with respect to forward-looking statements:

This Annual Report contains forward-looking statements that reflect management’s views and assumptions in the light of information currently available with respect to certain future events, including expected financial position, operating results and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects,” “plans,” “expects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Any forward-looking statements speak only as of the date of this Annual Report, and the Company assumes no duty to update such statements.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for Komatsu’s principal products, owing to changes in the economic conditions in Komatsu’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated costs or delays encountered in achieving Komatsu’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of Komatsu’s research and development efforts and its ability to access and protect certain intellectual property rights; the impact of regulatory changes and accounting principles and practices; and the introduction, success and timing of business initiatives and strategies.

i

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected financial data

The following data for each of the fiscal years ended March 31, 1999 – 2003 has been derived from the Company’s audited consolidated financial statements. It should be read in conjunction with the Company’s audited consolidated balance sheets as of March 31, 2002 and 2003, the related consolidated statements of income, shareholders’ equity and cash flows for the three years ended March 31, 2001 – 2003 and the notes thereto that appear elsewhere in this annual report

	(Yen in millions. except per share amounts)
	1999	2000	2001	2002	2003
Income Statement Data:
Net Sales	1,061,597	1,055,654	1,096,369	1,035,891	1,089,804
Income (loss) before income taxes	(9,604)	19,395	20,064	(106,724)	12,905
Income taxes	2,061	9,950	13,715	(21,930)	5,968
Net income (loss)	(12,378)	13,395	6,913	(80,621)	3,009
Per Share Data:
Net income (loss)
_ Basic	(12.77)	13.85	7.24	(84.46)	3.09
_ Diluted	(12.77)	13.76	7.24	(84.46)	3.09
Cash dividends
Yen	8.00	6.00	6.00	6.00	6.00
U.S.$	0.06	0.05	0.06	0.05	0.05
Depreciation and amortization	52,150	61,500	63,915	59,894	68,822
Capital expenditures	114,874	57,728	79,310	74,468	70,473
Research and development expenses	45,712	42,460	45,282	44,083	39,027

	(Yen in millions)
Balance Sheets Data:
Total Assets	1,524,600	1,375,280	1,403,195	1,340,282	1,306,354
Shareholder’s Equity	495,643	490,454	474,257	395,143	395,366
Number of Shares issued at year-end	968,921,701	968,921,701,	958,921,701	958,921,701	998,744,060

		(Yen)
Yen Exchange Rates per U.S. Dollar:		Average*	High	Low	Period-End
Year ended March 31
	1999	128.10	108.83	147.14	118.43
	2000	110.02	101.53	124.45	102.73
	2001	111.65	104.19	125.54	125.54
	2002	125.63	115.89	134.77	132.70
	2003	121.10	115.71	133.40	118.07
2003
	February		117.14	121.30	118.22
	March		116.47	121.42	118.07
	April		118.25	120.55	119.07
	May		115.94	119.50	119.50
	June		117.46	119.87	119.87
	July		117.24	120.55	120.42

*	The average yen exchange rates represent average noon buying rates on the last business day of each month during the respective period.

Attached hereto and incorporated in full by reference are pages 34 and 35 of the Company’s 2003 Annual Report to Shareholders pertaining to the “Ten-year Summary”.

(The most recent practicable exchange rate into United States dollars of Japanese yen was ¥120.42=U.S.$1 as of July 31, 2003.)

B. Capitalization and indebtedness

Not applicable

C. Reasons for the offer and use of proceeds

Not applicable

D. Risk factors

Komatsu’s operation in the cyclical construction industry may adversely affect its growth and results of operations.

Komatsu’s business depends on general activity levels in the construction industry. Historically, these industries have been cyclical. Komatsu’s business is subject to many factors beyond Komatsu’s control, such as adverse geopolitical, political and economic developments in its existing markets, the response of Komatsu’s competitors to adverse cyclical conditions and dealer inventory management. In addition, Komatsu’s operating profits are susceptible to a number of industry-specific factors, including prevailing levels of construction, especially housing starts, and levels of industrial production, public spending on infrastructure, real estate values, and interest and inflation rates.

In addition, downturns in demand for construction and mining equipment could occur, resulting in Komatsu having excess inventories and production capacity, which could result in reduced prices for new and used equipment. These downturns may continue over an extended period of time and may result in losses to Komatsu during the affected periods.

A decrease or delay in government funding in Japan of public construction and maintenance may cause Komatsu’s revenues and profits to decrease.

Many of Komatsu’s customers in Japan depend substantially on government funding of public highway and housing construction and maintenance and other infrastructure projects. Any decrease or delay in government funded public construction and maintenance and other infrastructure projects in Japan could cause Komatsu’s revenues and profits to decrease.

As a global manufacturer, Komatsu’s results are affected by foreign currency exchange fluctuations.

Local currency denominated financial results for each of Komatsu’s subsidiaries around the world are translated into Yen by applying the average market rate during each financial period recorded in Komatsu’s consolidated profit and loss statement. Local currency denominated assets and liabilities are translated into Yen by applying the market rate at the end of each financial period and are recorded on Komatsu’s consolidated balance sheets. As approximately 58.0% of Komatsu’s sales are from sales outside of Japan, a significant portion of Komatsu’s sales results are subject to foreign currency exchange fluctuations. In addition, foreign currency fluctuations may affect the relative prices at which Komatsu and foreign competitors sell products in the same market, as well as affect the cost of imported materials that are used in the production of Komatsu’s products. Although Komatsu engages in hedging transactions to minimize the negative effects of short-term foreign currency fluctuations, involving currencies such as the U.S. dollar, euro and the Yen, mid-to-long term volatile changes of the exchange rate levels may adversely affect Komatsu’s financial results and conditions.

Komatsu operates in a highly competitive industry in which its competitors may offer new or better products and services or lower prices, which could result in a loss of customers and a decrease in Komatsu’s revenue.

The construction and mining industry is highly competitive. Komatsu currently faces strong competition in product performance, price and service. Komatsu competes with other global full-line suppliers of construction and mining equipment that are capable of fulfilling most customer needs. If competition in the construction and mining industry were to intensify or if Komatsu’s current competitors were to enhance their products or lower their prices for competing products, Komatsu may lose sales or be required to lower the prices it charges for its products. This may reduce revenue from Komatsu’s construction and mining equipment products and related services, lower Komatsu’s gross margins or cause Komatsu to lose market share. And, as new construction and mining equipment using cutting-edge technology develops and gains acceptance in the market place, Komatsu may encounter additional competitors that develop such technology. Accordingly, it is possible that new competitors or alliance among existing competitors may emerge and rapidly acquire significant market share in the construction and mining equipment business.

Komatsu is exposed to political, economic and other risks associated with a multinational business.

Komatsu operates its business in numerous countries and is subject to the political, economic and other risks that are inherent in operating on a multinational scale. These risks include those of adverse government regulation, including the imposition of import and export duties and quotas, currency restrictions, expropriation and potentially burdensome taxation. Similar to other multinational companies, it is difficult for Komatsu to predict with any degree of certainty the costs of compliance or other liability related to such laws and regulations in the future and such future costs could adversely affect Komatsu’s business, financial position and results of operations.

Komatsu is subject to extensive environmental laws and regulations, and the costs relating to complying with, existing or future laws and regulations could adversely affect Komatsu’s business and results of operations.

Komatsu’s operations and products are subject to increasingly stringent environmental laws and regulations in the numerous countries in which Komatsu operates. Such regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, waste disposal and the remediation of soil and groundwater contamination. Komatsu regularly expends significant amounts of resources to comply with regulations concerning the emissions levels of its manufacturing facilities and its equipment products. Komatsu expects to make additional environmental and related capital expenditures in connection with reducing the emissions of its existing facilities and manufactured equipment in the future, depending on the level and timing of new standards. The costs of complying with these or any other current or future environmental regulation may be significant to Komatsu.

Komatsu may face product liability claims due to the nature of its business and its products if Komatsu’s insurance does not cover these liabilities, Komatsu may incur significant costs which could reduce its profitability.

Komatsu manufactures heavy machinery used by its customers at excavation and construction sites and on roads. Any defect in, or improper operation of, Komatsu’s equipment can result in personal injury and death, and damage to or destruction of property, any of which could cause product liability claims to be filed against Komatsu. While Komatsu believes that it has sufficient insurance coverage for these product liability claims, the amount and scope of its insurance coverage may not be adequate to cover all losses or liabilities that Komatsu may incur in the event of a product liability claim, as these claims are unforeseeable. Any liabilities not covered by insurance could reduce Komatsu’s profitability or have an adverse effect on its financial condition.

An increase in pension costs could adversely affect Komatsu’s results of operations.

Recent fluctuations in the financial markets such as fair value of marketable securities and interest rates have affected the valuation of the assets in Komatsu’s defined benefit pension plans and defined benefit obligations, which has resulted in an under-funding of Komatsu’s defined benefit pension plans and the recognition of a minimum pension liability on its balance sheet. No assurances can be made that future fluctuations in the financial markets will not result in additional under-funding of Komatsu’s defined benefit pension plans and require contributions by Komatsu that could adversely affect its financial position on a long-term basis.

Decline in profitability in the electronics segment due to prevailing market conditions may affect Komatsu’s results of operations.

Komatsu’s profitability in respect of its electronics segment may be adversely affected by sharp changes in the semiconductor sector and a decrease in the sales volume and/or sale prices of wafer products due to fluctuations in supply and demand, and intensified competition from other electronics manufacturers.

Komatsu’s alliances with other entities may not produce successful results.

Komatsu has entered into various alliances with other entities. Komatsu enters into these alliances to reinforce its international competitiveness. While Komatsu expects its alliances to be successful, if differences were to arise among the parties due to managerial, financial or other reasons, such alliances may result in losses, which in turn could adversely affect Komatsu’s results of operations and financial conditions.

Item 4. Information on the Company

A. History and Development of the Company

The Company is a corporation (kabushiki kaisha) under the laws of Japan. Its registered office is located at 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan, and its telephone number is +81-3-5561-2629 (Corporate Accounting Department).

The Company was incorporated in 1921 under the laws of Japan. Shortly after its formation, the Company commenced the production and marketing of sheet-forming presses and, in the 1940’s, the Company began producing and marketing bulldozers.

The following are important events in the development of Komatsu’s business during recent years.

In December 1998, the Company completed a take-over bid for Komatsu Zenoah Co. (“Komatsu Zenoah”) on the Japanese stock market by successfully increasing its equity share from 30.4% to 51.7%, giving it the status of a subsidiary.

In April 1999, Komatsu MEC Corp., a wholly-owned subsidiary of the Company and an unlisted manufacturer of wheel loaders and other construction machines, and Komatsu EST Corp., a majority-owned manufacturer of motor graders, were merged with the Company.

In April 2000, Komatsu sold 65% of the outstanding shares of Komatsu Soft Ltd. to Toyo Information Systems Inc.

In June 2000, the Company acquired the shares of Komatsu Forklift Co., Ltd. (“Komatsu Forklift”), and converted Komatsu Forklift into its subsidiary.

In October 2000, Komatsu sold its equity holdings in Komatsu Construction Co., Ltd. (“Komatsu Construction”), with 69.15% of the shares of common stock outstanding, to Takamatsu Corporation Co., Ltd.

In March 2002, the Company entered into a basic agreement with Volvo Construction Equipment (“Volvo CE”) for cooperation on production and development of construction equipment components.

In May 2002, the Company reached a global alliance agreement with Linde AG (“Linde”) of Germany, under which the agreement two companies will transform Komatsu Forklift into their jointly-owned company.

In October 2002, the Company acquired all of the minority interests, representing 48.5% and 45.7% of the issued and outstanding shares, of its existing consolidated subsidiaries, Komatsu Forklift and Komatsu Zenoah respectively, through stock for stock exchanges.

In July 2003, the Company sold to Linde 31,011,000 shares of Komatsu Forklift’s common stock, so that Linde held 35% of equity in Komatsu Forklift.

Principal capital expenditures

Komatsu’s capital expenditures in the fiscal years ended March 31, 2001, 2002, and 2003, were ¥79,310 million, ¥74,468 million, and ¥70,473 million, respectively.

Capital expenditures in fiscal year ended March 31, 2003 (“Fiscal 2003”) decreased 5.4% from the previous year. Komatsu invested in the development of new products and the automation and streamlining of production facilities and systems, with particular focus on construction equipment and other machinery.

Komatsu’s investments were financed principally from funds on hand.

B. Business Overview

Komatsu is a worldwide, integrated manufacturing and sales organization engaged in the manufacture, development, marketing and sale of industrial equipment and products. For Fiscal 2003, Komatsu recorded worldwide net sales of ¥1,089,804 million (U.S.$9,236 million) and a net income of ¥3,009 million (U.S.$26 million).

For the purpose of this report, Komatsu’s business activities are divided into three categories: construction and mining equipment, electronics, and others.

Construction and Mining Equipment Segment

The construction and mining equipment segment is Komatsu’s largest operating segment. Net sales of construction and mining equipment totaled ¥767,840 million (U.S.$6,507 million) for Fiscal 2003, a 5.0% increase from the previous year, and represented 70.5% of Komatsu’s total net sales.

While sales to customers in Japan decreased by 9.4% to ¥235,851 million (U.S.$1,999 million), sales to customers outside Japan increased by 13.0% to ¥531,989 million (U.S.$4,508 million) in Fiscal 2003. Sales to customers in Japan represented 30.7% of total sales of construction and mining equipment, down 4.9% from the previous year, while the proportion of sales to customers outside Japan increased by 4.9% to 69.3% of total sales of construction and mining equipment.

Operating income for the construction and mining equipment segment improved substantially, to ¥28,990 million (U.S.$246 million) for the year, as a result of reduced in various personnel expenses, procurement costs and engineering costs of Komatsu, in addition to expanded overseas sales, compared with ¥881 million for the previous year. Thus, this mainstay business made the first steady step toward new growth.

Komatsu’s products of Construction and Mining Equipment Segment is set forth below:

Categories	Main products
Excavating Equipment	Hydraulic excavators and backhoe loaders
Loading Equipment	Wheel loaders and skid steer loaders
Grading and Roaded Preparation Equipment	Bulldozers, motor graders and vibratory rollers
Hauling Equipment	Rigid-type dump trucks, articulated-type dump trucks and crawler carriers
Tunneling Machines	Shield machines, tunnel-boring machines and small-diameter pipe jacking machines
Recycling Equipment	Mobile debris crushers, mobile soil stabilizers and mobile tub grinders
Other Equipment	Rough-terrain cranes, reach tower cranes and railroad maintenance equipment
Engines and Components	Diesel engines, diesel generator sets and hydraulic equipment
Casting Products	Steel castings and iron castings

The construction and mining equipment product line also includes a variety of “utility” equipment – mini to small machines (e.g., mini hydraulic excavators, mini wheel loaders, backhoe loaders, skid steer loaders, and other similar products) for landscaping and general construction.

GALEO:	Genuine Answer for Land & Equipment Optimization, Komatsu’s international brand of construction and mining equipment

New Growth Strategy for the Construction and Mining Equipment Business

While the Japanese market for construction equipment is undergoing structural changes, the North American and European markets are cyclical in general and stable from the medium-to-long-range perspective. With additional demand anticipated from infrastructure developments in China, Southeast Asia, the Middle East and some other regions, Komatsu can continue to expect growth as a whole.

Given this environment, Komatsu in Japan and each of the regional headquarters will take a central role in reinforcing the competitiveness of their operations, drawing on global sales and service networks. At the same time, Komatsu will strive to expand the parts business and get involved in new and promising areas related to working gears, such as special application equipment and attachments, the environment and components.

In Japan, Komatsu will continue to promote its efforts to expand downstream businesses in the after-sales markets, such as rental, used equipment and parts and services, as Komatsu continue launching new products. Komatsu are determined to develop an integrated business model for the circulation of new, rental and used equipment in Japan as soon as possible and thereby become a pacesetter for the global construction and mining equipment industry of the future.

JAPAN. The ongoing fall in Japanese demand slowed in the last half of Fiscal 2003. However, a sharp drop in construction investment resulting from reduced pubic-sector investment and economic uncertainty continued to have a negative impact on customers’ attitudes toward investment in equipment and led to a considerable 15% drop in annual demand, the sixth consecutive year of decline since the last peak in 1996.

While Komatsu continued to launch new equipment, centering on GALEO-series models, and worked to secure sales, it also focused efforts on developing demand and strengthening its involvement in the downstream after-sales markets, such as rental used equipment and parts and services. In the rental business, Komatsu promoted the rental of comprehensive equipment and facilities for civil engineering work through affiliated rental companies established primarily by Komatsu distributors. In the used equipment business, as export demand for Japanese used equipment remained buoyant, especially to other Asian countries, Komatsu aggressively held auctions under the leadership of Komatsu Used Equipment Corp (“Komatsu Used Equipment”).

In the parts and service business, Komatsu launched sales of Komatsu All Support in Japan, a contract package with an extensive range of coverage – from repair and maintenance to insurance against theft and accidents – and promoted the product steadfastly on the market. In response to structural changes in the Japanese market, Komatsu worked to further improve operational efficiency by reassessing its sales operations, leading to greater area coverage by each distributor and other initiatives. However, all these efforts fell short of making up for declining demand, and domestic sales for the year decreased from the previous year.

Holding Japan’s Largest Auction for Used Equipment

Exports of used equipment from Japan continued to expand during the year, driven by thriving demand for used equipment, particularly in Southeast Asia and the Middle East, coupled with stock adjustments in the market for construction equipment resulting from the shrinking Japanese construction market. Komatsu Used Equipment, responsible for the purchase and sale of used equipment, strengthened cooperation with Japan’s largest sales and service network of distributors, worked to widen its product offerings, actively held auctions. During the year, Komatsu Used Equipment relocated its Kobe Auction Center to the port area of Kobe and expanded the center’s scale. In March 2003, the company held Japan’s largest scale auction, attracting some 500 Japanese and foreign customers, and sold over 900 machines during two days of auction.

Promoting the Further Growth of Utility (Compact) Equipment Business

Effective October 1, 2002, Komatsu transformed Komatsu Zenoah which is responsible for the production of utility equipment such as mini excavators, into a wholly-owned subsidiary through a stock-for-stock exchange. And, in April 2003, Komatsu transferred its Japanese development and marketing capabilities for utility equipment to Komatsu Zenoah in order to build an integrated framework for the utility equipment business. Komatsu is going to step up its capabilities in product development and improve the cost-competitiveness of the utility business, centering on Komatsu Zenoah’s flagship line of mini excavators.

Developing World’s Largest High-Speed Diesel Engine

During the year, Industrial Power Alliance, Ltd. (“IPA”), a jointly-owned R&D company for industrial application diesel engines with Cummins Inc. (“Cummins”), a leading U.S. engine manufacturer, succeeded in developing the world’s largest high-speed diesel engine, which features a total displacement of 78 liters with V18 cylinders and massive output of 3,500hp/1,900rpm. IPA designed this engine based on the Cummins QSKV91, a 60-liter engine with V16 cylinders, and upgraded it using Komatsu’s design expertise in higher-strength cylinder heads and power cylinders. As a result, the engine generates 30% more power than the original. With 12 turbochargers and a dual circuit after-cooling system, the engine can be used at altitudes of up to 4,920 meters (16,142 feet). The Komatsu 930E off-highway dump truck, powered by this engine, is classified as having the world’s largest payload of 320 tons, and Komatsu is going to enhance the product competitiveness of 930E for the reinforcement of its involvement in the mining equipment market.

THE AMERICAS. North America demand for construction equipment declined for the fourth consecutive year, and Komatsu’s sales also decreased compared with the previous year. In addition to building an efficient business framework by merging subsidiaries engaged in the construction equipment, mining equipment and utility equipment businesses, Komatsu America Corp. (“Komatsu America”) established the North American Development Center and a training center in order to build up its product development and customer support capabilities. The company also strengthened the capabilities of its distributors and stepped up the market introduction of GALEO-series equipment. In the utility equipment business, Komatsu America worked to expand sales of backhoe loaders produced at the Newberry Plant in North Carolina, which embarked on full-scale production in 2002, and skid steer loaders developed and produced by Komatsu Utility Europe S.p.A (“Komatsu Utility Europe”) in Italy for the North American market. In the mining equipment business, demand for Komatsu America’s mainstay off-highway dump trucks fell sharply. In response, Komatsu America carried out aggressive sales of equipment, including large bulldozers and wheel loaders, while striving to expand sales of repair and maintenance contracts.

Strengthening Product Support Capabilities for Distributors and Customers

In May 2002, Komatsu America opened a training center equipped with the latest facilities in Cartersville, Georgia, for distributors and customers. While keeping in harmony with the surrounding natural environment, the new center, built on a large site of 210,000 square meters (42 acres), houses lecture rooms and a field training area, and offers a distance learning system through the Internet for customers. Komatsu America will continue to improve training content, including a program for mining equipment, in order to further reinforce its customer support capabilities.

Reinforcing the G.E.T. Business

G.E.T.:	Ground Engaging Tools, a category that includes teeth, adapters, cutting edges, buckets, and other earthmoving equipment wear parts

In June 2002, Komatsu America increased its equity holdings from 60% to 100% in Komatsu KVX LLC (“Komatsu KVX”), a company engaging in the production and sale of teeth, cutting edges and other adapters for construction and mining equipment, and transformed it into a wholly-owned subsidiary. In the construction and mining equipment market, the percentage of hydraulic excavators, wheel loaders and other equipment with buckets has been growing in use. Komatsu America expects further increases in demand for buckets and other wear parts in the after-sale market. Back in 2000, Komatsu purchased Hensley Industries, Inc., (“Hensley Industries”) one of the largest G.E.T. manufacturers in the world, and has since worked to expand the G.E.T. business by broadening its product lineup. Now as a wholly-owned subsidiary of Komatsu America, Komatsu KVX is better positioned to facilitate cooperation with Hensley Industries as well as to strengthen development, production and sales capabilities in North America. At a same time, Komatsu America intends to develop the global G.E.T. market through the Komatsu’s global sales and service networks to further improve its customer services.

EUROPE. In Europe, demand plummeted in the largest European market of Germany and France while remaining fairly strong in other countries. Nevertheless, overall European demand registered negative growth continuing on from the previous year. Despite such an environment of lackluster demand, Komatsu successfully implemented strategic sales of bulldozers and dump trucks exported from Japan. All major subsidiaries of Komatsu continued to record sales expansion compared with the previous year.

Komatsu UK Ltd. (“Komatsu UK”) And Komatsu Hanomag AG (“Komatsu Hanomag”) of Germany launched new models in their lines of hydraulic excavators and wheel loaders, respectively, carried out aggressive sales and service operations and improved sales for the year. Komatsu Utility Europe received excellent market responses for its skid steer loaders developed in 2001, increased its market share even as demand for compact equipment declined, and registered expanded sales for the year. Komatsu Mining Germany GmbH (“Komatsu Mining Germany”) recorded successful sales of PC8000 super-large hydraulic excavators and other excavator models, which contributed to improved business results.

Stepping up the Reinforcement of the Business Structure in Europe

While Komatsu UK, Komatsu Hanomag and Komatsu Utility Europe maintained marketing as well as development and production capabilities for their respective product lines in the past, Komatsu Europe International N.V. (“Komatsu Europe International”), Komatsu’s European regional headquarters, took over their marketing functions and further reinforced product strategies and their sales networks in April 2003. In April 2002, Komatsu Utility Europe established Komatsu Italia S.p.A. (“Komatsu Italia”), a wholly-owned sales subsidiary in Italy, and at the end of March 2003, Komatsu Europe International established Komatsu Germany GmbH (“Komatsu Germany”) as a wholly-owned sales subsidiary in the largest European market of Germany. By integrating the operations of these and other Komatsu companies, Komatsu Europe International is accelerating the pace of building regionally tailored sales and service networks.

CHINA. Against the backdrop of skyrocketing market demand driven by buoyant construction investment, Komatsu recorded expanded sales for the year, supported in particular by excellent sales of hydraulic excavators produced by Komatsu Shantui Construction Machinery Co., Ltd. (“Komatsu Shantui Construction Machinery”). In August 2002, the Komatsu increased its equity holdings in Komatsu Shantui Construction Machinery to 60% and transformed it into a consolidated subsidiary of Komatsu. In 2003, Komatsu Shantui Construction Machinery embarked on the production and sales of the new GALEO-series PC200 hydraulic excavator. Also during Fiscal 2003, Komatsu established two joint-ownership companies with a Chinese partner and Japanese suppliers to locally produce cabs and such sheet metal parts as booms and arms while working to strengthen its capabilities in parts procurement and further reduce production costs in China. At the same time, Komatsu (Changzhou) Construction Machinery Corp. (“Komatsu (Changzhou) Construction Machinery”), a subsidiary producing mainly wheel loaders, improved business results by capitalizing on an expanded market, and Komatsu (Changzhou) Foundry Corporation (“Komatsu (Changzhou) Foundry”) emphasized its efforts toward expanding sales and reducing costs, posting profits for the first time since its establishment.

Komatsu (China) Ltd., (“Komatsu (China)”) the regional headquarters for the Komatsu’s Chinese operations, focused its efforts on improving and reinforcing the sales and after-sales service capabilities of its distributors through the use of its technical training center in Changzhou, Jiangsu. Komatsu (China) will continue striving to expand the production capacity of the Chinese plants, increase their local procurement of parts, broaden their product range, and develop and reinforce the local distributor network. Through these efforts, Komatsu is going to build an efficient business structure to meet needs in the rapidly expanding Chinese market.

Demonstrating Komatsu’s Integrated Capability at the baumaChina2002 Trade Show

In November 2002, the world’s largest trade show for construction equipment, “bauma,” was held for the first time in China. Held at the Shanghai New International Expo Centre, baumaChina 2002 attracted more than 30,000 visitors from 58 countries.

Under the leadership of Komatsu (China) and the slogan “Integrated Capability and Market-Driven Responses in China,” the Komatsu exhibited its flagship equipment, including hydraulic excavators made by Komatsu Shantui Construction Machinery, wheel loaders by Komatsu (Changzhou) Construction Machinery, and bulldozers and small hydraulic excavators produced in Japan. In addition to displaying a sectional model of a Komatsu transmission, a major component, Komatsu made a special effort to highlight its customer support capabilities in China. The exhibit demonstrated the Komatsu’s comprehensive commitment to the Chinese market and attracted the keen attention of many customers.

SOUTHEAST ASIA AND OCEANIA. In Southeast Asia, demand remained stable in Indonesia, the region’s largest market, and demand in Thailand expanded significantly. Against this backdrop, Komatsu registered strong sales of GALEO-series equipment, making a considerable gain in Komatsu’s hydraulic excavator market share. Capitalizing on its strong production capabilities and solid relationships with distributors built over many years, Komatsu boosted sales in Fiscal 2003.

Bangkok Komatsu Co., Ltd. (“Bangkok Komatsu”), established in 1996 to exclusively produce 20-ton class hydraulic excavators, reached the cumulative production and sales record of 2,000 units in November 2002. Overcoming the devastating effects of the currency crisis of 1997, Bangkok Komatsu has worked to expand export sales and has grown into a production base exporting PC200 excavators to 27 countries in Southeast Asia, North America and other regions.

In Oceania, the Australian economy improved steadily supported by good housing starts, which led to expanded demand for construction equipment. Komatsu carried out aggressive sales of GALEO-series hydraulic excavators and other equipment and gained a larger share of the market. In the mining equipment business, Komatsu continued to offer customer-focused product support and thus won a large order for equipment and posted higher sales for the year.

THE MIDDLE EAST AND AFRICA. During the year, demand for construction equipment made a big advance in the Middle East, fueled by buoyant infrastructure development in such areas as roadways and dams. In Africa, while demand for mining equipment was strong, overall demand for construction and mining equipment declined from the previous year.

In the Middle East, Komatsu implemented aggressive sales and service operations in order to win business related to a growing number of projects. In Africa, where demand declined, Komatsu carried out customer-focused marketing especially with regard to customers for mining equipment. Komatsu exports earthmoving equipment from Japan to these regions, where there is demand for a wide range of equipment, such as hydraulic excavators, bulldozers, wheel loaders and dump trucks. In this way, Komatsu effectively capitalized on its advantages as a manufacturer of a full line of offerings and advanced sales in all these regions for Fiscal 2003.

Electronics Segment

Komatsu’s products of Electronics Segment is set forth below:

Categories	Main products
Electronic Materials	Silicon Wafers, polycrystalline silicon and monosilane gas
Semiconductor Process Equipment	Excimer laser
Temperature-Control Equipment	Thermoelectric modules and semiconductor manufacturing-related thermoelectric devices
Communication Equipment and Control Equipment	Network information terminals, LAN peripheral equipment, mobile tracking and communication terminals and vehicle controllers

The core business of Komatsu’s electronics segment consists of its semiconductor materials operations, which includes the production of silicon wafers for the semiconductor industry; polycrystalline silicon, the raw material used in the production of silicon wafers; and silane gas, which is used in the manufacture of polycrystalline silicon and in applications in the electronics industry. The electronics segment also produces LCD manufacturing equipment, excimer lasers and various electronic equipment and devices. Komatsu’s electronics segment accounted for ¥85,182 million (U.S.$722 million), or 7.8%, of Komatsu’s total net sales for Fiscal 2003, representing a 11.0% increase in these sales over the prior fiscal year. Sales in Japan increased 3.9% to ¥44,758 million (U.S.$379 million), while sales outside Japan increased 20.0% to ¥40,424 million (U.S.$343 million). The operating loss for this business segment improved to ¥849 million (U.S.$7 million) for Fiscal 2003 from ¥14,925 million for Fiscal 2002, accomplishing a sizeable recovery in profitability.

In the silicon wafers business, Komatsu changed its policy for Komatsu Silicon America, Inc. (“Komatsu Silicon America”), which had discontinued production, from reuse as a manufacturing facility for silicon wafers and decided in Fiscal 2002 to sell off or dispose of the company’s assets. In the polycrystalline silicon business, Komatsu fundamentally reduced the production capacity of Advanced Silicon Materials LLC (“ASiMI”) by consolidating its production lines. By facilitating the pace of restructuring of business in each area, Komatsu completed preparations for the self-driven recovery of each business and worked to improve profitability.

Komatsu Electronic Metals Co., Ltd. (“Komatsu Electronic Metals”)

The silicon wafer market returned to a recovery track, supported partly by restocking on the part of semiconductor manufacturers in the first half period of Fiscal 2003, but the upturn lasted only through the summer of 2002, subsequently falling and remaining sluggish thereafter.

To secure profits and reinforce its business structure within such an environment, Komatsu Electronic Metals worked to enhance its product competitiveness, principally of its mainstay 200mm (8-inch) wafers, and improve production efficiency for discrete wafers. At the same time, Komatsu Electronic Metals implemented customer-tailored sales and service operations. As a result, the company was able to post improved earnings for the year compared with the previous year. Formosa Komatsu Silicon Corporation (“Formosa Komatsu Silicon”), a manufacturing subsidiary in Taiwan, expanded its sales channels in both Taiwan and other Asian regions, increased its ratio of prime wafers and included high-value-added annealed wafers in its product offerings. Through these focused efforts on securing profits, Formosa Komatsu Silicon managed to put its operations into the black in the second half of Fiscal 2003. As a result of all these achievements, Komatsu Electronic Metals substantially improved Fiscal 2003 consolidated business results, with sales of ¥62,764 million (U.S.$532 million), up 20.0% over the previous year, and ordinary profit of ¥1,831 million (U.S.$16 million) also entering the black, and made important contributions to the improved earnings of the electronics business of Komatsu.

Note: The consolidated sales and ordinary profit of Komatsu Electronic Metals above are calculated in conformity with accounting principles generally accepted in Japan and disclosed by Komatsu Electronic Metals.

Making flexible Investment in the Phased Production of 300mm Wafers

With respect to next-generation of mainstream 300mm (12-inch) silicon wafers, Komatsu Electronic Metals currently has a combined monthly production capacity of about 10,000 pieces at the Miyazaki Plant for polished wafers and Nagasaki Plant for single crystal manufacturing and epitaxial wafers. Komatsu Electronic Metals is investing in facilities funded by internal cash flow in order to increases, in phases, its monthly production capacity to about 45,000 pieces in Fiscal 2006.

To sustain the silicon wafers business, it is indispensable for Komatsu Electronic Metals to not only reinforce the competitiveness of the 300mm wafers but also maintain and improve its mass-production technology and supply capability for these products. As Komatsu Electronic Metals continues to strengthen its financial position, it is going to work to make an effective allocation of management resources while considering the possibility of forming an alliance.

Advanced Silicon Materials LLC (“ASiMI”)

ASiMI determined that a supply-and-demand gap for polycrystalline silicon, a raw material for silicon wafers, would not be solved in the short-term and thus reduced its production capacity by consolidating its plants at the end of the previous fiscal year. As a result, Fiscal 2003, ASiMI focused on the production of such relatively high-margin products as FZ and CZ rods and silane gas at its Butte Plant in Montana, where the company has consolidated production. The market environment for polycrystalline silicon remained depressed and sales for Fiscal 2003 declined from the previous year. While ASiMI had to register a loss for the year, it improved its profitability substantially from the previous year, which it regards as its worst year, as it recorded expanded sales of high-margin silane gas coupled with the benefits of reduced fixed costs resulting from the consolidation of plants.

Jointly-Owned Company Established to Produce and Sell Polycrystalline Silicon for Solar Applications

In September 2002, ASiMI established Solar Grade Silicon LLC (“Solar Grade Silicon”), a 50-50 jointly-owned company with Silicon Technologies AS (“Silicon Technologies”), a subsidiary of Renewable Energy Corporation (“REC”) of Norway, to produce and sell polycrystalline silicon for solar applications. For this jointly-owned company, ASiMI contributed its temporarily closed Moses Lake Plant in Washington in kind, while REC provided financing for technology development and a majority of the working capital through Silicon Technologies. REC and Silicon Technologies are taking leading roles in managing the jointly-owned company and ASiMI plans to reduce its equity holdings gradually to 25% in two years.

Komatsu Electronics, Inc. (“Komatsu Electronics”)

Komatsu Electronics strove to expand sales of temperature-control equipment for semiconductor manufacturing, in particular boosting export sales of DI-Water Heaters to Taiwan in the first half of Fiscal 2003. In the second half, however, the market again became sluggish and the company experienced slack sales. Sales of thermoelectric modules remained poor, reflecting prolonged depressed conditions in the North American fiberoptic telecommunications market. Komatsu Electronics’ continued efforts to reduce fixed and production costs fell short of improving its profitability.

Others Segment

Komatsu’s products of Others Segment is set forth below:

Categories	Main products
Metal Forging and Stamping Presses	Large presses, small and medium-sized presses and forging presses
Sheet-Metal Machines and Machine Tools	Press brakes, shears, laser cutting machines, fine plasma cutting machines and crankshaft millers
Industrial Vehicles and Logistics	Forklift trucks, packing and transport
Others	Defense system (ammunition and armored personnel carriers), outdoor power equipment, prefabricated office and recycling plants

This segment includes a variety of other activities conducted within Komatsu, consisting primarily of the manufacture and sale of a wide range of products and services, including metal forging and stamping presses, machine tools, sheet-metal machines, industrial robots, ammunition, logistics, diesel engines, metal casting, hydraulic equipment, armored vehicles, compressors and diesel generators. Komatsu engages in the design of manufacturing and distribution logistics solutions as well as the production of business systems through separate subsidiaries and affiliates.

Sales from other operations totaled ¥236,782 million (U.S.$2,007 million) for Fiscal 2003, consisting of Japanese sales of ¥177,391 million (U.S.$1,503 million) and overseas sales of ¥59,391 million (U.S.$503 million), increased 1.5% and 12.0% from the previous year, respectively.

In addition to forklift trucks, industrial machinery such as sheet metal machinery and presses, and agricultural and forestry equipment such as brushcutters, Komatsu aggressively launched new, distinctive products, including a variety of equipment for Japan’s Defense Agency, drawing on the Komatsu’s principal strength in machinery businesses. Komatsu worked to improve competitive strength and expanded sales while continuing to focus its efforts on reducing fixed costs Groupwide. As a result, operating income for this segment improved ¥3,865 million from the previous year, to ¥8,841 million (U.S.$75 million).

Komatsu Forklift

Komatsu Forklift carried out successive launchings of new products during Fiscal 2003, including the LEO-NXT engine-driven forklift truck in its mainstay series and the 39X battery-driven forklift trucks made by Linde of Germany, with which Komatsu has an alliance. The company carried out aggressive sales promotions for these new high-quality products. As a result, even though general Japanese demand remained sluggish, Komatsu Forklift sustained domestic sales at about the same level as those in the previous fiscal year. Overseas, the company advanced export sales, particularly to China and Southeast Asia, while its U.S. subsidiary improved earnings substantially. Komatsu Forklift also continued to work to reduce fixed costs and accomplished an increase in both sales and profits.

Reinforcing the International Competitiveness of the Forklift Truck Business

In October 2002, Komatsu Forklift, listed on the Tokyo Stock Exchange(“TSE”), became a wholly-owned subsidiary of Komatsu through a stock-for-stock exchange in order for the company to build a more dynamic, unified organization and worked to improve the profitability of the forklift truck business and its corporate value.

In November 2002, to strengthen the international competitiveness of the forklift truck business, Komatsu reached an agreement with Linde concerning a joint ownership company in the forklift truck business. Based on this agreement, Linde acquired 13.3% of the equity shares of Komatsu Forklift in December of the same year. Linde has a view of increasing its stake to a maximum of 48% in the future.

As Komatsu Forklift extends its sales network globally, the company is working to build a framework in which the company can provide customers and distributors with comprehensive equipment and services more efficiently, including competitive Komatsu-brand products that incorporate technologies for the battery-driven vehicles of the Linde Group.

Industrial Machinery

Komatsu Industries Corporation (“Komatsu Industries”) made a big gain in sales of small and medium-sized presses in the sluggish Japanese market by expanding sales of the small H1F-series Hybrid AC Servo Press and other models. The company also posted firm increases in export sales of presses, especially to China and Southeast Asia. Regarding its sheet metal machinery line, which faced worsened market conditions, the company focused management resources on the development and sale of such strategic products as the Gatling Press Center and twister fine plasma cutting machines. The company also continued to promote sales of products made by TRUMPF GmbH + Co. KG (“TRUMPF”), with which it has an alliance. As a result, Komatsu Industries recorded the third consecutive year of expanded sales and profits.

Komatsu Machinery Corp. (“Komatsu Machinery”) also accomplished an increase in both sales and profits. Komatsu Machinery faced intensified global competition in sales of machine tools such as the crankshaft and camshaft millers that it supplies mainly to the automobile manufacturing industry but was able to keep the decline in sales from the previous year minimal. In comparison, the company expanded sales of semiconductor manufacturing-related equipment, making an important contribution to improved profit.

Sales of large presses by the Company declined from the previous year, as global competition further intensified among Japanese and overseas press builders.

Ahead of the Competition, with the AC Servo Press Series Boasting Unique Features in the Multipurpose Press Market

Komatsu Industries’ H1F series, a multipurpose press, incorporates a hybrid mechanism that combines the AC servo drive and a link mechanism and thus offers a larger pressing capability with a smaller capacity motor. Other special features include the CNC (“Computer Numerical Control”) free-motion capability of the slide as well as the micron-specific slide positioning capability achieved by Komatsu Industries’ original full-closed feedback method. The result is outstanding in both productivity and machining precision. Furthermore, it has reduced noise and running costs thanks to energy and resource savings. Therefore, as a small, high-cost-performance, micron-precision machine for multiple applications, it has won high praise, particularly from customers engaging in high-precision machining, like punching holes in thin plates and high-precision casting.

Komatsu Zenoah

Although domestic demand slipped overall in the agricultural and forestry equipment business, Komatsu Zenoah expanded sales of EZ-Start brushcutters and chainsaws, which feature significant improvements in ignition. Komatsu Zenoah also boosted sales of an innovative new knapsack-type brushcutter that features a rotating swivel gear case and an engine unit for an extended degree of freedom of maneuverability. Overseas, the company increased sales for the year, while North American demand declined but export demand for Europe, China and Southeast Asia advanced steadily. With respect to its two-stroke engines, which are competitive in the area of environmental friendliness, Komatsu Zenoah worked to expand the business in North America, the largest market in the world. As a result, Komatsu Zenoah achieved record-high sales in the agricultural and forestry equipment business.

Working for Further Growth of the Agricultural and Forestry Equipment Business

In 2002, Komatsu Zenoah reached an agreement with TechTronic Industries Company Limited (“TTI”) of Hong Kong for collaboration in the development and production of outdoor power equipment for agricultural and forestry applications, with a focus on two-stroke, high-output, low-emission engines.

Based on Komatsu Zenoah’s patented technologies meeting emission control regulations as well as high-output technologies, TTI will produce small two-stroke engines either in China or North America. A plan calls for mounting these engines on garden equipment like trimmers, brushcutters and blowers, which are marketed under different brand names in North America and other regions.

The high-output, lightweight, low-emission engines that TTI is going to produce meet the demanding requirements of North American and European emission control regulations. This collaboration with TTI can extend also to battery-powered garden equipment that utilizes TTI’s technologies. The two companies plan to continue to hold discussions on a variety of topics to build on their collaboration and generate synergies.

Net Sales Information

The financial information (other than net sales figures by geographic segment) is produced and discussed in this report as presented in Komatsu’s audited consolidated financial statements. Net sales figures by geographic region presented and discussed herein reflect sales of Komatsu’s products according to the geographic location of purchasers, rather than the geographic location of the Komatsu entity generating such sales. Net sales data by the geographic location of the Komatsu entity generating the sale is set forth in Note 20 to Komatsu’s audited consolidated financial statements, included elsewhere in this report. Operating income by business segment is presented before corporate overhead and inter-segment eliminations.

The following table sets forth Komatsu’s net sales by Operating Segments for the years ended March 31, 2003, 2002, and 2001, respectively:

Net Sales by Operating Segments

	Fiscal Year Ended 3/31/2003		Fiscal Year Ended 3/31/2002		Fiscal Year Ended 3/31/2001
	(Millions of Yen)
Construction and Mining Equipment	¥767,840	70.5%	¥731,340	70.6%	¥718,147	65.5%
Electronics	85,182	7.8%	76,769	7.4%	117,745	10.7%
Others	236,782	21.7%	227,782	22.0%	260,477	23.8%

Total	¥1,089,804	100.0%	¥1,035,891	100.0%	¥1,096,369	100.0%

The following table sets forth Komatsu’s net sales recognized by sales destination for the years ended March 31, 2003, 2002, and 2001, respectively:

Net Sales by Geographic Markets

	Fiscal Year Ended 3/31/2003		Fiscal Year Ended 3/31/2002		Fiscal Year Ended 3/31/2001
	(Millions of Yen)
Japan	¥458,000	42.0%	¥478,187	46.2%	¥586,865	53.5%
Americas	251,371	23.1%	262,341	25.3%	241,091	22.0%
Europe	145,455	13.3%	128,029	12.4%	126,479	11.5%
Asia (excluding Japan) & Oceania	176,177	16.2%	126,363	12.2%	117,136	10.7%
Middle East & Africa	58,801	5.4%	40,971	3.9%	24,798	2.3%

Total	¥1,089,804	100.0%	¥1,035,891	100.0%	¥1,096,369	100.0%

Sales and Distribution

Komatsu’s international and domestic sales and distribution functions in its construction and mining equipment segment, its principal and largest business segment, are conducted primarily through a network of subsidiaries, affiliates and independent distributors, and to a lesser extent by the partners of jointly-owned companies. While Komatsu’s construction and mining equipment sales and distribution operations in Japan focus principally on retail sales to customers, Komatsu uses its extensive Japanese sales distributor network to offer rental programs to its customers, especially within its construction and utility equipment businesses.

Overseas Markets:

Global Sales and Service Operations

Komatsu’s overseas sales of construction and mining equipment are made through a sales and service network consisting of approximately 200 distributors. The distributors are supplied through trading companies and the Company’s subsidiaries and affiliated companies, supported by Komatsu’s liaison offices in major cities around the world. The subsidiaries and affiliated companies are located in Australia, Belgium, Brazil, Chile, France, the Federal Republic of Germany, Hong Kong, India, Indonesia, Italy, Mexico, Norway, Poland, the Republic of China, the Republic of South Africa, Russian Federation, Singapore, Spain, Thailand, United Arab Emirates, United Kingdom, the United States of America, and Vietnam. The subsidiaries and affiliated companies provide additional inventory and technical assistance to the distributors while facilitating the delivery of emergency spare parts.

Parts Supply Operations

To ensure smooth and efficient parts supply to customers, Komatsu operates P-WINS, a worldwide information network. The service is available on an around-the-clock basis. Each system provides information by a dedicated line to permit on-line real-time processing of customer orders for parts in order to ensure fast delivery.

Reman (Re-manufacturing)

Komatsu offers speedy on-site replacement of major components of construction and mining equipment that have reduced operational rate as a result of failure or aging, with high-quality and reasonably priced remanufactured “CR units.” At our eight Reman centers around the world, major components and engines for generators are reconditioned into CR units under rigorous quality control and delivered to many customers.

CR unit: Certified Remanufacturing unit

Training Centers

To fully utilize the potential of Komatsu equipment, Komatsu maintains training centers around the world. These centers provide diversified, advanced training to customers and their operators, Komatsu distributors and Komatsu employees.

Domestic Market:

Sales Operations

Komatsu’s construction equipment is sold directly or through distributors or dealers. In response to strong rental needs from customers, Komatsu also has been committed to enhancing customer satisfaction through rental companies of distributors and dealers in the Komatsu.

Service Operations

The Komatsu service network covers approximately 500,000 units of equipment sold in Japan. Distributors and dealers form the core of the service network providing total customer-support service that involves before- and after-sales service.

Patents and Licenses

Komatsu owns a substantial number of patents and utility model registrations, as well as applications for patents and utility model registrations in Japan. It also owns a substantial number of patents and applications for patents in other countries where its products are marketed. Moreover, Komatsu manufactures a variety of products under licensing agreements with other various companies.

While Komatsu considers its patents and licenses, collectively, to be important for the operation of its business, it does not consider any one of its patents or licenses or any related group of them to be so important that its expiration or termination would materially affect Komatsu’s business as a whole, nor does it believe that any category of its activities is materially dependent upon patents or licenses, or patent or license protection. Komatsu also owns and maintains a substantial number of trademarks and trade names that are registered or otherwise protected under the laws of various jurisdictions.

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

While industry sales statistics for many of Komatsu’s products are not available, either for Japan alone or on a worldwide basis, Komatsu believes that on the basis of both sales and production it is the largest manufacturer of construction and mining equipment in Japan and the second largest in the world after Caterpillar Inc. (“Caterpillar”), a United States corporation. Further, Komatsu believes that it is the largest manufacturer of large-sized presses in Japan.

Regulation

Komatsu’s business segments are subject to various regulations throughout the world, which include restrictions on noise and emissions from construction and mining equipment, as well as various environmental controls regulating the manufacturing processes. Komatsu’s operations and products are designed to comply with all applicable environmental regulations currently in effect for the relevant jurisdictions.

Komatsu expect to remain in substantial compliance with existing applicable environmental control regulations and does not expect that the cost of complying with foreseeable requirements will have a material effect upon its financial position and the results of the operations. In 1992, Komatsu issued the Earth Environment Charter, a comprehensive corporate policy statement representing Komatsu’s commitment to comply with all applicable regulations and industry standards for the protection of the environment. An excerpt the Earth Environment Charter is set forth below. Since then, Komatsu has made progress in our efforts to reduce industrial waste, increase energy savings (i.e. reduction of CO2 emission), and recycling of materials.

Komatsu has started publication of these achievements in our “Environmental Report” in Fiscal 2000.

Komatsu Earth Environment Charter (2003 revision) Corporate Principles (Extracted)

1. Contributions to Realization of Sustainable Society

The Komatsu Group recognizes conservation of the earth’s environment for a sustainable society as among the most important tasks for mankind in the 21st century. The Komatsu Group endeavors to contribute to this task by actively integrating environmental conservation into all of its business activities. The Komatsu Group reaffirms its long-term commitment to this effort as an important management priority.

2. Simultaneous Realization of Environmental and Economic Performance

The Komatsu Group is committed to improving both environmental performance and economic efficiency, as a group of companies working toward superior manufacturing for customer satisfaction. To this end, the Komatsu constantly takes up the challenge of advancing technologies to develop creative products that improve both environmental performance throughout the product’s life cycle and the product’s economic performance at the same time.

3. Observance of Corporate Social Responsibility

Each company of the Komatsu Group seeks to be a respected corporate citizen of the host local community in nations around the world. Each company strives to fulfill its corporate social responsibilities, including compliance with applicable laws and regulations on environmental conservation, as well as voluntary involvement and participation in community programs to address environmental concerns, and through dialogue and coordination with regulatory authorities, local leaders, and the public. Each of the individual Komatsu Group companies is responsible for fulfilling its independent legal obligations.

Komatsu manages the energy it consumes for production activities in the form of electric power, gas and fuel oil by using an index that converts production value to units of energy. The original target was to reduce energy consumption by 15% by Fiscal 2011 from the Fiscal 1991 level. During Fiscal 2001, Komatsu raised the reduction of the energy consumption target to 25%.

Komatsu is committed to implementing a program to eliminate all types of waste generated during the production process and reuse it as raw materials in other fields as part of its Zero Emissions activities. During Fiscal 2003, Komatsu Forklift and Komatsu Electronic Metals achieved Zero Emissions. A testament to the company’s dedication can be seen the fact that it has achieved, with respect to five plants of construction mining equipment in Japan, its original goal plan of reducing all bury-or-burn waste to zero* by Fiscal 2012 up to Fiscal 2002. The Oyama Plant, the model plant for this initiative, achieved the coveted Zero Emissions level in November 2000.

*	The recycle rate (recycle volume divided by generated waste) of 99% or more has been defined as the zero level.

Sources of Supply

The construction equipment and industrial machinery produced by Komatsu are composed of various types of parts and as it is not necessarily efficient in production to manufacture all of such component parts inside Komatsu, Komatsu only produces the major components internally and purchases other parts such as electrical components, tires, hoses, and batteries, etc. from the manufacturers who specialize in manufacturing these products, and Komatsu procures the rest of the parts such as metal forgings, machine components, sheet metal parts and various accessories from Komatsu’s business partners. Komatsu believes that it has adequate and reliable supply sources for its material parts and raw materials, and that it has appropriate alternate sources available consistent with prudent business practices. Komatsu does not believe that prices for material parts and raw materials are particularly volatile.

C. Organizational Structure

The following list shows the principal subsidiaries: As of March 31, 2003

Name of Company	Country of Incorporation	Ownership (%)
Komatsu Forklift Co., Ltd.	Japan	86.7
Komatsu Electronic Metals Co., Ltd.	Japan	63.2
Komatsu Zenoah Co.	Japan	100.0
Komatsu Castex Ltd.	Japan	100.0
Komatsu Kinki, Ltd	Japan	100.0
Komatsu House, Ltd	Japan	88.5
Komatsu Logistics Corp.	Japan	97.1
Komatsu Industries Corporation	Japan	100.0
Komatsu Chugoku, Ltd	Japan	100.0
Komatsu Tokyo Ltd.	Japan	100.0
Komatsu Machinery Corporation	Japan	100.0
Komatsu Hokkaido Ltd.	Japan	100.0
Komatsu Electronics, Inc.	Japan	100.0
Komatsu America Corp.	U.S.A.	100.0
Hensley Industries, Inc.	U.S.A.	100.0
Komatsu do Brasil Ltda.	Brazil	100.0
Advanced Silicon Materials LLC.	U.S.A.	100.0
Komatsu Europe International N.V.	Belgium	100.0
Komatsu UK Ltd.	UK	100.0
Komatsu Hanomag AG	Germany	100.0
Komatsu Mining Germany GmbH	Germany	100.0
Komatsu Utility Europe S.p.A.	Italy	100.0
Komatsu Asia & Pacific Pte Ltd	Singapore	100.0
P T Komatsu Indonesia Tbk	Indonesia	55.1
Bangkok Komatsu Co., Ltd.	Thailand	74.8
Komatsu (China) Ltd.	Republic of China	100.0
Komatsu (Changzhou) Construction Machinery Corp.	Republic of China	85.0
Komatsu Shantui Construction Machinery Corp.	Republic of China	60.0

D. Property, Plants and Equipment

Komatsu’s manufacturing operations are conducted in 30 principal plants, 12 of which are located in Japan. As of March 31, 2003, the 30 plants had an aggregate manufacturing floor space of 1,557 thousand square meters (16,762 thousand square feet). In addition, Komatsu uses additional floor space at such plants and elsewhere for laboratories, office buildings, and employee housing and welfare facilities. Komatsu could increase its production by, among other methods, requesting that its employees work overtime or by increasing the number of shifts working at its plants.

Almost Komatsu’s manufacturing facilities and the land on which they are located are owned by Komatsu. A portion of the property owned by Komatsu is subject to mortgages or other types of liens which have been established on separate items of property. At March 31, 2003, the net book value of the property owned by Komatsu was ¥400,087 million, of which ¥31,160 million was subject to encumbrances.

The name and location of Komatsu’s principal plants, their approximate aggregate floor space, and the principal products manufactured therein as of March 31, 2003, are as follows:

Name and Location	Floor Space		Principal products
	Square meter	thousand sq. ft
In Japan
Awazu Plant Komatsu	244,000	2,626	Small and medium-sized bulldozers, Small hydraulic excavators, Mini excavators, Small and medium- sized wheel loaders

Komatsu Plant Komatsu	44,000	474	Tunneling equipment

Osaka Plant Hirakata	138,000	1,485	Large bulldozers, Medium and large-sized hydraulic excavators, Recycling equipments

Oyama Plant Oyama	193,000	2,078	Diesel engines, Hydraulic equipment

Mooka Plant Mooka	66,000	710	Large wheel loaders, Dump trucks, Road-building machines, Rough- terrain cranes

Komatsu Castex Ltd. Himi	57,000	614	Steel castings, Iron castings, Pattern for casting Iron castings, Aluminum alloy castings, Pattern for casting

Komatsu Zenoah Co. Kawagoe and Koriyama	55,000	591	Mini-excavators, Skid steer loaders, Outdoor power equipment, Compact 2-stroke engines, Hydraulic equipment

Komatsu Forklift Co., Ltd. Oyama	75,000	807	Forklift trucks, Automated conveyance systems, etc

Komatsu Electronic Metals Co., Ltd. Nagasaki and Miyazaki	72,000	775	Silicon wafers for semiconductors

Komatsu Electronics, Inc. Hiratsuka	1,000	11	Thermoelectric modules, Temperature control equipment

Overseas
Komatsu America Corp., Tennessee, USA and Quebec, Canada South Carolina, USA and Illinois, USA	147,901	1,592	Medium-sized hydraulic excavators, Medium-sized wheel loaders, Motor graders, Cranes, Small and medium- sized wheel loaders, Backhoe loaders, Large wheel loaders, Large dump trucks

Hensley Industries, Inc. Texas, USA	20,000	215	Buckets, Teeth, Adapters

Komatsu Mexicana S.A. de C.V. Sahagún, Mexico	22,000	237	Attachments for construction equipment

Komatsu do Brasil Ltda. Suzano, São Paulo, Brazil	57,000	614	Medium-sized hydraulic excavators, Small and medium-sized Bulldozers, Wheel loaders

Advanced Silicon Materials LLC. Montana, USA	29,000	312	Silane gas, Polycrystalline silicon products

Komatsu UK Ltd. Birtley, UK	60,000	646	Medium and large-sized hydraulic excavators

Komatsu Hanomag AG Hannover, Germany	77,000	829	Small and medium-sized wheel loaders, Mini wheel loaders, Compactors

Komatsu Utility Europe S.p.A. Este, Italy	34,000	366	Mini excavators, Backhoe loaders, Skid steer loaders

Komatsu Mining Germany GmbH Düsseldorf, Germany	23,269	250	Super-large hydraulic excavators

P.T. Komatsu Indonesia Tbk Jakarta, Indonesia	45,546	490	Medium-sized hydraulic excavators, Small and medium-sized bulldozers, Small and medium-sized wheel loaders, Motor graders, Dump trucks

Komatsu (Changzhou) Construction Machinery Corporation Jiangsu, China	14,000	151	Wheel loaders, Motor graders, Medium- sized hydraulic excavators, Dump trucks

Komatsu (Changzhou) Foundry Corporation Jiangsu, China	26,000	280	Iron castings and parts for construction equipment and industrial vehicles, Foundry molds

Bangkok Komatsu Co. Ltd. Chonburi, Thailand	13,464	145	Medium-sized hydraulic excavators

Formosa Komatsu Silicon Corporation Mailiao, Yunlin, Taiwan	12,080	130	Silicon wafers for semiconductors

The head office of the Company is located in a ten-story office building in Tokyo, which is leased from Komatsu Building Co., Ltd., a 100%-owned consolidated subsidiary of the Company.

Item 5. Operating and Financial Review and Prospects

A. Operating results

Overview

The statements contained in this Overview section are based on management’s current expectations. With the exception of historical information contained herein, the statements presented in this Overview section are forward-looking statements involving numerous risks and uncertainties that could significantly affect expected results. Actual results may differ materially.

During Fiscal 2003, the business environment for construction and mining equipment continued to deteriorate in Japan as compared to Fiscal 2002, as construction spending by the Japanese government and corporations continued to decrease. By contrast, overseas sales increased, as Komatsu gained market share by launching new excavator products in the GALEO-series and undertaking regionally tailored sales and service activities in the various overseas markets. More specifically, in North America, Komatsu established a training center to provide specialized training to end users and distributors. In Europe, Komatsu established wholly-owned subsidiaries in Italy and Germany for the purpose of distributing its products. In China, Komatsu engaged in various marketing efforts, including attending the construction equipment trade show “bauma” held in Shanghai, China.

In addition, Komatsu gained market share by capturing the demand for construction and mining equipment in China, Southeast Asia and the Middle East.

With respect to electronics, Komatsu experienced a recovery in profitability as Komatsu integrated its production lines and improved cost effectiveness by reducing expenses. For Fiscal 2003, the silicon wafer business recovered through the summer of 2002, which was partly supported by the restocking of such products by semiconductor manufacturers. Demand for thermoelectric modules continued to be stagnant, reflecting prolonged depressed market conditions in the North American fiberoptic telecommunications market.

The business environment for other Komatsu’s products, such as forklift trucks and industrial machinery improved for Fiscal 2003. The launch by Komatsu of new and distinctive industrial machinery, such as sheet metal machinery and presses, and agricultural and forestry equipment contributed to this improvement.

Continuing to concentrate its efforts on the Reform of Business Structure project, which focuses on implementing strategies for Komatsu’s main operating segment – Construction and Mining equipment – Komatsu reduced its selling, general and administrative expenses and production costs substantially. In addition, to further reinforce the foundation of its construction and mining equipment business, Komatsu launched regionally tailored and aggressive marketing campaigns around the world.

Foreign Exchange Rate Fluctuations. Sales outside of Japan represented approximately 58.0% and 53.8% of Komatsu’s consolidated net revenues in Fiscal 2003 and Fiscal 2002, respectively. Among such sales to customers located outside of Japan, a significant proportion has been denominated in foreign currencies such as U.S. dollars and Euro. As such, an appreciation in the value of the Yen against the foreign currencies could have an adverse effect on Komatsu’s results of operations and financial conditions. To minimize exposure to such foreign exchange rate fluctuations, Komatsu has made an effort to localize its sale and production operations. Komatsu also enters into forward exchange contracts, as described in Item 11., to further reduce its foreign exchange risks.

General

The following table sets forth selected consolidated financial and operating data, including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial and operating data between the indicated fiscal years:

	Millions of Yen Year Ended March 31,						Millions of U.S. dollars	% change
	2003		2002		2001		2003	2003 vs. 2002	2002 vs. 2001
Revenues
Net sales	¥1,089,804	100.0%	¥1,035,891	100.0%	¥1,096,369	100.0%	9,236	5.2%	-5.5%
Interest and other income	13,436	1.2%	34,278	3.3%	30,718	2.8%	114	-60.8%	11.6%

Total	1,103,240	101.2%	1,070,169	103.3%	1,127,087	102.8%	9,349	3.1%	-5.1%

Cost and expenses
Cost of sales	815,557	74.8%	792,748	76.5%	804,700	73.4%	6,912	2.9%	-1.5%
Selling, general and administrative	241,069	22.1%	256,364	24.7%	263,854	24.1%	2,043	-6.0%	-2.8%
Interest	14,693		16,842		22,194		125
Impairment loss on long-lived assets	—		52,242		4,337		—
Special termination benefit	—		30,131		—		—
Other	19,016		28,566		11,938		161

Total	1,090,335	100.1%	1,176,893	113.6%	1,107,023	101.0%	9,240	-7.4%	6.3%

Income (loss) before income taxes, minority interests and equity in earnings	12,905	1.2%	(106,724)	-10.3%	20,064	1.8%	109	—	—
Income taxes	5,968	0.5%	(21,930)	-2.1%	13,715	1.3%	51	—	—

Income (loss) before minority interests and equity in earnings	6,937		(84,794)		6,349		59
Minority interests in (income) loss of consolidated Subsidiaries	(2,877)		3,775		179		(24)
Equity in earnings (losses) of affiliated companies	(786)		398		385		(7)
Income (loss) before cumulative effect of accounting change	3,274		(80,621)		6,913		28
Cumulative effect of accounting change	(265)		—		—		(2)

Net income (loss)	3,009	0.3%	(80,621)	-7.8%	6,913	0.6%	26	—	—

Comparison of Fiscal 2003 with Fiscal 2002

Net sales. Consolidated net sales for the fiscal year ended March 31, 2003 increased by 5.2% (or ¥53,913 million) from ¥1,035,891 million to ¥1,089,804 million (U.S.$9,236 million) as compared to the fiscal year ended March 31, 2002. This increase was primarily due to increased overseas sales of construction and mining equipment (which was partially offset by decreases in domestic sales resulting from the downturn in the Japanese economy), as Komatsu gained overseas market share by launching new excavator products in the GALEO-series and improving its sales and services activities by aggressively engaging in marketing activities that focused on the needs of its customers in each overseas region through its regional headquarters. In North America, Komatsu established a training center to provide specialized training to end users and distributors. In Europe, Komatsu established wholly-owned subsidiaries in Italy and Germany for the purpose of distributing its products. In China, Komatsu attended the construction equipment trade show “bauma” to increase its exposure in such region.

The average Yen/U.S. dollar exchange rates were 121 and 126 for the fiscal years ended March 31, 2003 and 2002, respectively. The average Yen/Euro exchange rates were 121 and 111 for the fiscal years ended March 31, 2003 and 2002, respectively. As the appreciation of the Yen to U.S. dollar was substantially offset by the depreciation of the Yen to the Euro, foreign currency exchange rates did not materially affect Komatsu’s net sales in Fiscal 2003 as compared to Fiscal 2002.

Interest and other income. Consolidated interest and other income for the fiscal year ended March 31, 2003 decreased by 60.8% (or ¥20,842 million) from ¥34,278 million to ¥13,436 million (U.S.$114 million) as compared to the fiscal year ended March 31, 2002. This decrease was primarily due to the decrease on gain on sale of primarily real property.

Total Revenue. As a result of the above factors, consolidated total revenue for the fiscal year ended March 31, 2003 increased by 3.1% (or ¥33,071 million) from ¥1,070,169 million to ¥1,103,240 million (U.S.$9,349 million) as compared to the fiscal year ended March 31, 2002.

Cost of Sales. Consolidated cost of sales for the fiscal year ended March 31, 2003 increased by 2.9% (or ¥22,809 million) from ¥792,748 million to ¥815,557 million (U.S.$6,912 million) as compared to the fiscal year ended March 31, 2002. This 2.9% increase in cost of sales was lower than the 5.2% increase in net sales, primarily due to Komatsu’s efforts to manage and reduce production costs consisting of variable production costs, such as procurement costs and engineering costs, as well as fixed costs, such as personnel and related costs, rent and depreciation costs.

Selling, General and Administrative Expenses. Consolidated selling, general and administrative expenses for the fiscal year ended March 31, 2003 decreased by 6.0% (or ¥15,295 million) from ¥256,364 million to ¥241,069 million (U.S.$2,043 million) as compared to the fiscal year ended March 31, 2002, due primarily to reductions in (i) fixed costs, such as personnel, rent and depreciation, (ii) research and development expenses and (iii) advertising expenses. As a percentage of net sales, selling, general and administrative expenses decreased by 2.6% to 22.1% for the fiscal year ended March 31, 2003 from 24.7% for the fiscal year ended March 31, 2002.

Consolidated research and development expenses for the fiscal year ended March 31, 2003 decreased by 11.5% (or ¥5,056 million) from ¥44,083 million to ¥39,027 million (U.S.$331 million) as compared to the fiscal year ended March 31, 2002. This decrease in consolidated research and development expenses during Fiscal 2003 resulted primarily from the fact that during its previous fiscal year Komatsu had substantially completed its research and development activities to develop construction and mining equipment in the GALEO-series. For additional detail as to expenditures on research and development activities, see Item 5.C.

Advertising expenses accounted for 1.4% of consolidated selling, general and administrative expenses during the fiscal year ended March 31, 2003 as compared with 2.0% for the fiscal year ended March 31, 2002. Consolidated advertising expenses for the fiscal year ended March 31, 2003 decreased by 32.7% (or ¥1,673 million) from ¥5,119 million to ¥3,446 million (U.S.$29 million) as compared to the fiscal year ended March 31, 2002. This decrease in consolidated advertising expenses resulted primarily from Komatsu’s cost management efforts and the fact that no advertising expenses were incurred in connection with Komatsu’s 80th anniversary during Fiscal 2003.

Impairment loss on long-lived assets. No consolidated impairment loss on long-lived assets was incurred for the fiscal year ended March 31, 2003 while impairment loss of ¥52,242 million was incurred for the fiscal year ended March 31, 2002. In Fiscal 2002, Komatsu’s management decided to sell or dispose of these facilities instead of holding them for future use. In connection therewith, Komatsu recorded impairment losses of ¥24,983 million. In addition, Komatsu recorded impairment losses of ¥27,259 million on production facilities operated by another electronics subsidiary, ASiMI, due to the decline in market demand for electronic equipment.

Special termination benefit. No consolidated special termination benefit was incurred for the fiscal year ended March 31, 2003 while ¥30,131 million was incurred for the fiscal year ended March 31, 2002 due primarily to the fact that Komatsu did not incur any costs for voluntary retirement of its employees or transfer of its employees to affiliated companies in Japan during Fiscal 2003 as it did in Fiscal 2002.

Other Expenses. Consolidated other expenses for the fiscal year ended March 31, 2003 decreased by 33.4% (or ¥9,550 million) from ¥28,566 million to ¥19,016 million as compared to the fiscal year ended March 31, 2002. Other expenses include expenses such as loss on marketable securities, loss on disposal or sale of its fixed assets, foreign exchange loss, etc. This decrease was primarily due to the decrease in loss on marketable securities and loss on disposal or sale of fixed assets.

Total Expenses. As a result of the above factors, consolidated total expenses for the fiscal year ended March 31, 2003 decreased by 7.4% (or ¥86,558 million) from ¥1,176,893 million to ¥1,090,335 million (U.S.$9,240 million) as compared to the fiscal year ended March 31, 2002.

Income (loss) Before Income Taxes, Minority Interests and Equity in Earnings. Consolidated income (loss) before income taxes, minority interests and equity in earnings of affiliates for the fiscal year ended March 31, 2003 increased by ¥119,629 million from a loss of ¥106,724 million to an income of ¥12,905 million (U.S.$109 million) as compared to the fiscal year ended March 31, 2002 as a result of the significant reduction in operating costs such as impairment losses and special termination benefits.

Total Income Taxes. Total consolidated income taxes for the fiscal year ended March 31, 2003 increased by ¥27,898 million from a negative tax provision of ¥21,930 million to a positive tax provision of ¥5,968 million (U.S.$51 million). This increase was due primarily to the fact that Komatsu recognized a positive income before income taxes in Fiscal 2003 in contrast to Fiscal 2002 when significant losses were recognized by Komatsu. The actual effective tax rate for the year ended March 31, 2003 was 46.2% while the standard tax rate was 41.7%. The higher percentage in actual effective tax rate was due mainly to permanent non-deductible expenses.

Income (loss) Before Minority Interests and Equity Earnings. Consolidated income (loss) before minority interests and equity earnings for the fiscal year ended March 31, 2003 increased by ¥91,731 million from a loss of ¥84,794 million to an income of ¥6,937 million (U.S.$59 million) as compared to the fiscal year ended March 31, 2002. This increase was due primarily to the decrease in total expenses.

Minority Interests. Consolidated minority interests for the fiscal year ended March 31, 2003 decreased by ¥6,652 million from ¥3,775 million to a loss of ¥2,877 million (U.S.$24 million) as compared to the fiscal year ended March 31, 2002. This decrease was primarily attributable to the fact that Komatsu’s subsidiaries in the electronics business realized a profit during Fiscal 2003.

Equity in Earnings of Affiliated Companies. Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2003 decreased by ¥1,184 million from ¥398 million to a loss of ¥786 million (U.S.$7 million) as compared to the fiscal year ended March 31, 2002. This decrease was primarily due to losses generated by certain affiliated companies in Japan that are accounted for by the equity method, as the economic conditions in Japan failed to improve in Fiscal 2003 and governmental and corporate spending for construction projects requiring products manufactured by Komatsu’s affiliated companies decreased.

Net Income. As a result of the factors indicated above, the consolidated net income for the fiscal year ended March 31, 2003 increased by ¥83,630 million from a loss of ¥80,621 million to an income of ¥3,009 million (U.S.$26 million) as compared to the fiscal year ended March 31, 2002.

Performance by Operating Segments

Construction and Mining Equipment

Sales in the Construction and Mining Equipment segment for the fiscal year ended March 31, 2003 increased by 5.0% (or ¥36,500 million) from ¥731,340 million to ¥767,840 million (U.S.$6,507 million) as compared to the fiscal year ended March 31, 2002. This increase was due primarily to increased sales in the overseas market. Construction and mining equipment net sales accounted for 70.5% of Komatsu’s worldwide net sales in Fiscal 2003, down 0.1% from 70.6% as compared to Fiscal 2002. While sales in Japan decreased by 9.4% to ¥235,851 million (U.S.$1,999 million) in Fiscal 2003 from ¥260,351 million in Fiscal 2002, sales outside Japan increased by 13.0% to ¥531,989 million (U.S.$4,508 million) in Fiscal 2003. Sales in Japan represented 30.7% of total sales of construction and mining equipment, down 4.9% from the previous fiscal, while the proportion of sales outside Japan increased by 4.9% to 69.3%.

The 5.0% increase in net sales in the Construction and Mining Equipment was primarily due to the 13.0% increase in overseas sales. This 13.0% increase in overseas sales resulted from Komatsu’s gain in overseas market share reflecting the successful launch of new excavator products in the GALEO-series and the launch of various regionally tailored sales and service activities in the overseas market.

By contrast, in Japan, demand for construction equipment fell sharply from the previous year, because of continuing reductions in public investments. Given this situation, the Company introduced model renewals in its mainstay lines with the intention of expanding sales and promoted the reassessment of its sales operations. These efforts and expanded sales of used equipment fell short of making up for the large drop in demand.

In North America, one of Komatsu’s major market, demand for construction and mining equipment continued to slide for the fourth consecutive year, affected particularly by a sharp drop in demand for mining equipment. However, overseas sales for the year increased over the previous fiscal year, supported by an increase in sales in China, Southeast Asia and Oceania of excavator products in the GALEO-series, an increase in sales of construction equipment in the Middle East resulting from the increase in construction of roadways and dams and an increase in sale of mining equipment in Africa.

Operating income for the Construction and Mining Equipment segment for the fiscal year ended March 31, 2003 increased by ¥28,109 million from ¥881 million to ¥28,990 million (U.S.$246 million) as compared to the fiscal year ended March 31, 2002. Operating income in this segment increased by a substantially higher percentage than the 5.0% increase in net sales primarily because of (i) the reductions in various personnel expenses, procurement costs and engineering costs of Komatsu in Japan, and (ii) the increase in overseas sales of higher value-added construction and mining equipment.

Electronics

Sales in the Electronics segment for the fiscal year ended March 31, 2003 increased by 11.0% (or ¥8,413million) from ¥76,769 million to ¥85,182 million (U.S.$722 million) as compared to the fiscal year ended March 31, 2002. This increase was due primarily to increased silicon wafers sales as semiconductor manufacturers restocked their supply of such products during Fiscal 2003. Sales in Japan increased by 3.9% to ¥44,758 million (U.S.$379 million), and sales outside Japan increased by 20.0% to ¥40,424 million (U.S.$343 million). Electronics accounted for 7.8% of Komatsu’s net sales in Fiscal 2003, compared with 7.4% in fiscal 2002.

In the overseas and Japanese electronics industry, demand for thermoelectric modules for use in fiber optic communication networks was low as it was during Fiscal 2002, and the sales of temperature-control equipment for semiconductor manufacturing declined due to reductions in investment. Although the silicon wafers market did not show clear signs of recovery generally, Komatsu’s sales of silicon wafers increased primarily due to expanded distribution of more competitive higher value-added products and improved production efficiencies. More specifically, Komatsu expanded its sales distribution channels in Taiwan and other Asian regions and included higher-value added silicon wafers in its product offerings. In the Japanese electronics segment, Komatsu improved its production technology and supply capabilities for silicon wafer products.

Operating losses for the Electronics segment for the fiscal year ended March 31, 2003 decreased significantly by 94.3% (or ¥14,076 million) from ¥14,925 million to ¥849 million (U.S.$7 million) as compared to the fiscal year ended March 31, 2002. This decrease in operating losses was primarily due to improved production efficiencies, product shift to prime silicon wafers and other higher value-added silicon wafers and reductions in Komatsu’s overall costs resulting from the recognition of significant impairment losses during the prior fiscal year and the integration of production lines in ASiMI. Formosa Komatsu Silicon broke even for the first time and recorded a profit during the second half of Fiscal 2003.

Others

Sales in the Others segment for the fiscal year ended March 31, 2003 increased by 4.0% (or ¥9,000 million) from ¥227,782 million to ¥236,782 million (U.S.$2,007 million) as compared to the fiscal year ended March 31, 2002. This increase was due primarily to increased sales of sheet metal forming machinery, agricultural and forestry machines and forklift trucks.

In the industrial machinery business, sales of large-scale metal forging and stamping presses used in automobile factories to form automobile roofs and doors declined, reflecting intensified global competition among Japanese and foreign press manufacturers. Meanwhile, in the sheet metal forming machinery business and the agricultural and forestry machine business, sales increased for products with unique features, such as the knapsack-type brushcutters in the forestry machine business that feature a rotating swivel gear case and a engine unit that allows for greater maneuverability and the H1F series presses in the sheet metal forming machinery business that incorporate a hybrid mechanism that combines the AC servo drive and a link mechanism thereby offering a large pressing capability with a smaller capacity motor. Also, sales of forklift trucks increased over the previous year supported by the launch of new models and aggressive sales activities.

Operating income for the Other segment for the fiscal year ended March 31, 2003 increased by 77.7% (or ¥3,865 million) from ¥4,976 million to ¥8,841 million (U.S.$75 million) as compared to the fiscal year ended March 31, 2002. This increase in operating income was due primarily to increased sales of improved competitive products and Group-wide cost reduction efforts. This 77.7% increase in operating income was substantially higher than the 4.0% increase in net sales, primarily because of the reduction in fixed costs such as personnel expenses, rent and depreciation, as well as the successful launch by Komatsu of higher value-added products, such as forklift trucks.

Performance by Geographic Segments

The following information regarding geographic segments is derived by the geographic origin from which the sales were made. For example, if a product were manufactured in Japan but were sold to a customer in the Americas, net sales derived from such transactions would be recorded in Japan (i.e., the origin from which such product was sold.)

Japan

Sales in Japan for the fiscal year ended March 31, 2003 decreased by 1.0% (or ¥5,739 million) from ¥564,537 million to ¥558,798 million (U.S.$4,736 million) as compared to the fiscal year ended March 31, 2002. Net sales remained essentially unchanged primarily due to the continuing decline in demand for construction equipment in Japan which was almost equally offset by the increase in overseas sales of products manufactured in Japan.

Operating income for Japan for the fiscal year ended March 31, 2003 increased by ¥25,618 million from ¥130 million to ¥25,748 million (U.S.$218 million) as compared to the fiscal year ended March 31, 2002. Although net sales remained substantially the same, operating income increased as Komatsu reduced its various personnel expenses, procurement costs and engineering costs.

Americas

Sales in the Americas for the fiscal year ended March 31, 2003 decreased by 3.7% (or ¥9,760 million) from ¥267,111 million to ¥257,351 million (U.S.$2,181 million) as compared to the fiscal year ended March 31, 2002.

Fiscal 2003 was the fourth consecutive year in which demand for construction and mining equipment declined in North America. This decrease in demand led to decreased sales in mining equipment, which was substantially offset by increased sales of construction equipment. However, due to the appreciation of the Yen, Yen-equivalent of U.S. dollar-denominated sales in the Americas resulted in this 3.7% decrease in sales during Fiscal 2003.

Operating losses for the Americas for the fiscal year ended March 31, 2003 decreased by 81.9% (or ¥8,649 million) from ¥10,562 million to ¥1,913 million (U.S.$16 million) as compared to the fiscal year ended March 31, 2002, primarily due to the substantial improvement in operating income in the electronic segment resulting from a larger percentage of net sales being derived from higher value-added products and the reduction in fixed costs through the consolidation of its plants.

Europe

Sales in Europe for the fiscal year ended March 31, 2003 increased by 22.2% (or ¥23,974 million) from ¥108,191 million to ¥132,165 million (U.S.$1,120 million) as compared to the fiscal year ended March 31, 2002. This 22.2% increase in net sales was due primarily to Komatsu’s successful introduction of new construction equipment in Europe, such as hydraulic excavators and wheel loaders, notwithstanding the overall decrease in demand for construction equipment in the European market generally, and the increase in the Yen equivalent of Euro-denominated sales resulting from the appreciation of the Euro as compared to the Yen during this period. The average Yen/Euro exchange rates were 121 and 111 for the fiscal years ended March 31, 2003 and 2002, respectively

Operating income for Europe for the fiscal year ended March 31, 2003 decreased by 9.2% (or ¥284 million) from ¥3,077 million to ¥2,793 million (U.S.$24 million) as compared to the fiscal year ended March 31, 2002, primarily due to the fact that a smaller percentage of net sales were derived from higher value-added construction equipment products.

Others

Sales in the Others segment for the fiscal year ended March 31, 2003 increased by 47.3% (or ¥45,438 million) from ¥96,052 million to ¥141,490 million (U.S.$1,199 million) as compared to the fiscal year ended March 31, 2002. This increase was due primarily to the increase in demand for construction equipment in China, Southeast Asia, Oceania and the Middle East.

Operating income (loss) for the Others segment for the fiscal year ended March 31, 2003 increased by ¥9,325 million from a loss of ¥354 million to a income of ¥8,971 million (U.S.$76 million) as compared to the fiscal year ended March 31, 2002, due primarily to the increase in demand for construction and mining equipment in China and the steady increase in demand for such equipment in Southeast Asia, Oceania, and the Middle East. In the electronics segment, Formosa Komatsu Silicon broke even for the first time and recorded a profit during the second half of Fiscal 2003.

Comparison of Fiscal 2002 with Fiscal 2001

Net sales. Consolidated net sales for the fiscal year ended March 31, 2002 decreased by 5.5% (or ¥60,478 million) from ¥1,096,369 million to ¥1,035,891 million (U.S.$7,789 million) as compared to the fiscal year ended March 31, 2001. This decrease was due primarily to the severe business environment for construction and mining equipment and a significant reduction in construction investment during Fiscal 2002 in Japan, which resulted in a 20% decline in over-all demand for construction and mining equipment in Japan as compared to the previous fiscal year, and weak demand for construction and mining equipment in the North American and European markets. This decrease was substantially offset by expanded overseas sales of construction equipment in China, expanded overseas sales of mining equipment in Oceania, Indonesia and

Africa, and an increase in sales of bulldozers for agricultural development in the Middle East. In addition, the increase in the Yen equivalent of U.S. dollar-denominated sales in the Americas resulting from the depreciation of the Yen as compared to the U.S. dollar also offset this decrease by ¥46,044 million. The average Yen/U.S. dollar exchange rates were 126 and 112 for the fiscal years ended March 31, 2002 and 2001, respectively. The average Yen/Euro exchange rates were 111 and 100 for the fiscal years ended March 31, 2002 and 2001, respectively.

Interest and other income. Consolidated interest and other income for the fiscal year ended March 31, 2002 increased by 11.6% (or ¥3,560 million) from ¥ 30,718 million to ¥34,278 million (U.S.$258 million) as compared to the fiscal year ended March 31, 2001. This increase was primarily due to the income Komatsu gained from the sales of its property during Fiscal 2002 and the cancellation of its electric supply contract in the United States, which was partially offset by a decrease in gain on sale of marketable securities.

Total Revenue. As a result of the above factors, consolidated total revenue for the fiscal year ended March 31, 2002 decreased by 5.1% (or ¥56,918 million) from ¥1,127,087 million to ¥1,070,169 million (U.S.$8,046 million) as compared to the fiscal year ended March 31, 2001.

Cost of Sales. Consolidated cost of sales for the fiscal year ended March 31, 2002 decreased by 1.5% (or ¥11,952 million) from ¥804,700 million to ¥792,748 million (U.S.$5,961 million) as compared to the fiscal year ended March 31, 2001. Cost of sales decreased by only 1.5% even though net sales decreased by 5.5% due to the decrease in production and sales volume in the electronics segment.

Selling, General and Administrative Expenses. Consolidated selling, general and administrative expenses for the fiscal year ended March 31, 2002 decreased by 2.8% (or ¥7,490 million) from ¥263,854 million to ¥256,364 million (U.S.$1,928 million) as compared to the fiscal year ended March 31, 2001, due primarily to the reduction in Komatsu’s fixed costs such as personnel expenses, rent and depreciation, as part of Komatsu’s overall cost management efforts. As a percentage of net sales, selling, general and administrative expenses decreased by 0.6% to 24.7% for the fiscal year ended March 31, 2002 from 24.1% for the fiscal year ended March 31, 2001.

Impairment loss on long lived-assets. Consolidated impairment loss on long-lived assets for the fiscal year ended March 31, 2002 increased by ¥47,905 million from ¥4,337 million to ¥52,242 million (U.S.$393 million) as compared to the fiscal year ended March 31, 2001. This increase was due primarily to the fact that Komatsu recognized impairment losses of fixed assets of its electronics business related subsidiaries in the United States. More specifically, in 2001, Komatsu recorded an impairment loss of ¥ 4,337 million on the facilities of its wholly-owned electronic subsidiary Komatsu Silicon America with the intention to use such facilities as part of its operation. However, due to the continued negative market conditions in Fiscal 2002, Komatsu’s management decided to sell or dispose of these facilities instead of hold them for future use during Fiscal 2002. In connection therewith, Komatsu recorded additional impairment losses of ¥24,983 million during Fiscal 2002. In addition, in Fiscal 2002 Komatsu also recorded impairment losses of ¥27,259 million on production facilities operated by another electronics subsidiary, ASiMI, due to the decline in market demand for electronic equipment.

Special termination benefit. Consolidated special termination benefit for the fiscal year ended March 31, 2002 increased by ¥30,131 million from ¥0 million to ¥30,131 million (U.S.$227 million) as compared to the fiscal year ended March 31, 2001. This increase was due primarily to costs associated with the implementation of the voluntary retirement program and transfer of employees to affiliated companies in Japan.

Other Expenses. Consolidated other expenses for the fiscal year ended March 31, 2002 increased by 139.3% (or ¥16,628 million) from ¥11,938 million to ¥28,566 million as compared to the fiscal year ended March 31, 2001. Other expenses include expenses such as loss on marketable securities, loss on disposal or sale of its fixed assets, foreign exchange loss, etc. This increase was primarily due to an increase in loss on marketable securities of ¥8,696 million and loss on disposal or sale of its fixed assets of ¥1,637 million.

Total Expenses. As a result of the above factors, consolidated total expenses for the fiscal year ended March 31, 2002 increased by 6.3% (or ¥69,870 million) from ¥1,107,023 million to ¥1,176,893 million (U.S.$8,849 million) as compared to the fiscal year ended March 31, 2001.

Income (loss) Before Income Taxes, Minority Interests and Equity in Earnings. Consolidated income (loss) before income taxes, minority interests and equity in earnings of affiliates for the fiscal year ended March 31, 2002 decreased by ¥126,788 million from an income of ¥20,064 million to a loss of ¥106,724 million (U.S.$802 million) as compared to the fiscal year ended March 31, 2001, due to the recognition of significant impairment losses and costs associated with the early retirement of its personnel in Japan.

Total Income Taxes. Total consolidated income taxes for the fiscal year ended March 31, 2002 decreased by ¥35,645 million from a positive tax provision of ¥13,715 million to a negative tax provision of ¥21,930 million (U.S.$165 million) in line with the loss Komatsu recognized for Fiscal 2002. The actual effective tax rate for the year ended March 31, 2002 was 20.6% while the standard tax rate was 41.7%. This lower percentage of the actual effective tax rate was due mainly to the valuation allowance provided for net operating loss being carried forward in Fiscal 2002.

Income (loss) Before Minority Interests and Equity Earnings. Consolidated income (loss) before minority interests and equity earnings for the fiscal year ended March 31, 2002 decreased by ¥91,143 million from an income of ¥6,349 million to an loss of ¥84,794 million (U.S.$638 million) as compared to the fiscal year ended March 31, 2001. This decrease was due primarily to impairment loss on long-lived assets and special termination benefit, both of which significantly increased for Fiscal 2002 as compared to Fiscal 2001.

Minority Interests. Consolidated minority interests for the fiscal year ended March 31, 2002 increased by ¥3,596 million from ¥179 million to ¥3,775 million (U.S.$28 million) as compared to the fiscal year ended March 31, 2001. This increase was primarily attributable to the increase in loss of subsidiaries in the electronics business.

Equity in Earnings of Affiliated Companies. Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2002 increased by 3.4% (or ¥13 million) from ¥385 million to ¥398 million (U.S.$3 million) as compared to the fiscal year ended March 31, 2001.

Net Income. As a result of the factors indicated above, the consolidated net income for the fiscal year ended March 31, 2002 decreased by ¥87,534 million from an income of ¥6,913 million to an loss of ¥80,621 million (U.S.$606 million) as compared to the fiscal year ended March 31, 2001.

Performance by Operating Segments

Construction and Mining Equipment

Sales in the Construction and Mining Equipment segment for the fiscal year ended March 31, 2002 increased by 1.8% (or ¥13,193 million) from ¥718,147 million to ¥731,340 million (U.S.$5,499 million) as compared to the fiscal year ended March 31, 2001. This increase was due primarily to expanded overseas sales in geographic segments other than North America and Europe. In China, Komatsu expanded sales of its excavators as a result of increased governmental and corporate spending for construction and mining equipment. In addition, Komatsu expanded its sales of mining equipment in Oceania, Indonesia and Africa, and expanded its sales of bulldozers for agricultural development in the Middle East. Construction and mining equipment net sales accounted for 70.6% of Komatsu’s worldwide net sales in Fiscal 2002, up 5.1% from 65.5% as compared to Fiscal 2001. While sales in Japan decreased by 14.8% to ¥260,351 million (U.S.$1,958 million) in Fiscal 2002 from ¥305,593 million in Fiscal 2001, sales outside Japan increased 14.2% to ¥470,989 million (U.S.$3,541 million) in Fiscal 2002. Sales in Japan represented 35.6% of total sales of construction and mining equipment, down 7% from Fiscal 2001, while the proportion of sales outside Japan increased to 64.4%.

Japanese demand for construction equipment fell in Fiscal 2002, as customers’ desire to invest in equipment was adversely affected by cutbacks in public investment by the Japanese government. Expanded sales resulting from the introduction of renewed main models, such as construction excavator PC200 of the GALEO-series, fell short of compensating for the large fall in overall demand in the market. In North America, a leading market for construction equipment, demand continued to decline for the third consecutive year. In Europe, the market for construction equipment contracted after its continued expansion over the last few years. In spite of the declined sales in these markets, overseas sales improved in Fiscal 2002, supported by expanded sales generated in other overseas regions, such as China and the Middle East, and strong sales of mining equipment.

Operating income from the Construction and Mining Equipment segment for the fiscal year ended March 31, 2002 decreased by 96.0% (or ¥21,322 million) from ¥22,203 million to ¥881 million (U.S.$7 million) as compared to the fiscal year ended March 31, 2001. This decrease was due primarily to the decrease in over-all demand for construction equipment in Japan.

Electronics

Sales in the Electronics segment for the fiscal year ended March 31, 2002 decreased by 34.8% (or ¥40,976 million) from ¥117,745 million to ¥76,769 million (U.S.$577 million) as compared to the fiscal year ended March 31, 2001. This decrease was due primarily to the unfavorable economic conditions of the international IT-related market. Sales in Japan decreased 42.1% to ¥43,085 million (U.S.$324 million), and sales outside of Japan decreased 22.2% to ¥33,684 million (U.S.$253 million). The Electronics segment accounted for 7.4% of Komatsu’s net sales in Fiscal 2002, compared with 10.7% in Fiscal 2001.

In the electronics business, reflecting the unfavorable conditions of the international IT-related market, demand for silicon wafers and polycrystalline silicon decreased as the raw material for silicon wafers decreased significantly both in Japan and overseas. Sales of FA equipment and LAN-related peripherals were sluggish, sales of thermoelectric modules for use in fiber optic communication networks suffered from a significant drop in demand and sales of temperature-control semiconductor manufacturing equipment were adversely affected by reduced capital investment in the industry.

Operating income for the Electronics segment for the fiscal year ended March 31, 2002 decreased by ¥17,812 million from a gain of ¥2,887 million to a loss of ¥14,925 million (U.S.$112 million) as compared to the fiscal year ended March 31, 2001. This decrease in operating income was primarily due to the decrease in production volume and sales prices in the electronic business.

Others

Sales in the Others segment for the fiscal year ended March 31, 2002 decreased by 12.6% (or ¥32,695 million) from ¥260,477 million to ¥227,782 million (U.S.$1,713 million) as compared to the fiscal year ended March 31, 2001. This decrease was due primarily to the decline in sales of recycling equipment and other related equipment, and forklift trucks.

Sales of large-scale metal forging and stamping presses used in automobile factories to form automobile roofs and doors grew in the industrial machinery business during Fiscal 2002, supported by expanded investment by Japanese automobile manufactures to install such machinery mainly in their overseas plants. Sales of sheet metal forming machinery and agricultural and forestry machines increased due to the successful introduction of certain products that have unique features, such as the twister fine plasma-cutting machines which allows for curb-line cutting or EZ-start brushcutters that start easily, despite the difficult business conditions. On the other hand, sales of forklift trucks declined considerably from the previous fiscal year due to reduced demand for industrial vehicles in Japan and the overseas market.

Operating income for the Others segment for the fiscal year ended March 31, 2002 decreased by 22.9% (or ¥1,474 million) from ¥6,450 million to ¥4,976 million (U.S.$37 million) as compared to the fiscal year ended March 31, 2001. This decrease in operating income was greater than the decrease in sales.

Performance by Geographic Segments

The following information regarding geographic segments is derived by the geographic origin from which the sales were made. For example, if a product were manufactured in Japan but were sold to a customer in the Americas, net sales derived from such transactions would be recorded in Japan (i.e., the origin from which such product was sold.)

Japan

Sales in Japan for the fiscal year ended March 31, 2002 decreased by 14.7% (or ¥97,488 million) from ¥662,025 million to ¥564,537 million (U.S.$4,245 million) as compared to the fiscal year ended March 31, 2001. This decrease was due primarily to a decrease in demand for construction equipment in Japan and the exclusion of sales of Komatsu Construction, as it became an unconsolidated subsidiary in October 2000.

Operating income for Japan for the fiscal year ended March 31, 2002 decreased by 99.6% (or ¥29,123 million) from ¥29,253 million to ¥130 million (U.S.$1 million) as compared to the fiscal year ended March 31, 2001 due primarily to the decrease in over-all demand for construction equipment in Japan and a decrease in production and sales volume in electronic products.

Americas

Sales in the Americas for the fiscal year ended March 31, 2002 increased by 10.3% (or ¥24,929 million) from ¥242,182 million to ¥267,111 million (U.S.$2,008 million) as compared to the fiscal year ended March 31, 2001. This increase was due primarily to (i) the fact that certain sales and manufacturing affiliates in the construction and mining business became consolidated subsidiaries of Komatsu and (ii) the increase in the Yen equivalent of U.S. dollar-denominated sales resulting from the depreciation of the Yen, which was significantly offset by the decrease in sales of construction and mining equipment resulting from the overall decline in demand for such products. Net sales in the Americas accounted for 25.8% of Komatsu’s net sales worldwide in Fiscal 2002, up from 22.1% in Fiscal 2001.

Operating losses for the Americas for the fiscal year ended March 31, 2002 increased by 358.8% (or ¥8,260 million) from ¥2,302 million to ¥10,562 million (U.S.$79 million) as compared to the fiscal year ended March 31, 2001, due primarily to the fact that operating losses were recognized in the electronics segment which was adversely affected by the global market saturation of silicon wafers notwithstanding the increased sales in the construction and mining segment and the increase in the Yen equivalent of U.S. dollar-denominated sales resulting from the appreciation of the U.S. dollar during this period.

Europe

Sales in Europe for the fiscal year ended March 31, 2002 decreased by 3.6% (or ¥4,066 million) from ¥112,257 million to ¥108,191 million (U.S.$813 million) as compared to the fiscal year ended March 31, 2001. This decrease was due primarily to the decrease in demand for construction and mining equipment in Europe which had increased consistently in previous years. Net sales in Europe comprised 10.4% of Komatsu’s net sales worldwide in Fiscal 2002, up from 10.2% in Fiscal 2001.

Operating income for Europe for the fiscal year ended March 31, 2002 decreased by 48.2% (or ¥2,868 million) from ¥5,945 million to ¥3,077 million (U.S.$23 million) as compared to the fiscal year ended March 31, 2001 due primarily to the decrease in production and sales volume in construction and mining equipment in Europe.

Others

Sales in the Others segment for the fiscal year ended March 31, 2002 increased by 20.2% (or ¥16,147 million) from ¥79,905 million to ¥96,052 million (U.S.$722 million) as compared to the fiscal year ended March 31, 2001. This increase was due primarily to increased sales of construction equipment and enhanced sales and service activities in China, increased sales of mining equipment in Oceania, Indonesia and South Africa, and increased sales of large-scale bulldozers in the Middle East. Net sales in the Others segment comprised 9.3% of Komatsu’s worldwide net sales in Fiscal 2002, up from 7.3% in Fiscal 2001.

Operating losses for the Others segment for the fiscal year ended March 31, 2002 decreased by ¥718 million from an income of ¥364 million to a loss of ¥354 million (U.S.$3 million) as compared to the fiscal year ended March 31, 2001. These operating losses for the Others segment for Fiscal 2002 resulted primarily from operating losses incurred by Formosa Komatsu Silicon notwithstanding the increased operating income derived from sales of construction and mining equipment in this geographic segment.

B. Liquidity and capital resources

Komatsu’s principal source of liquidity is cash flow from operations, with additional liquidity to be provided through borrowings, including new lines of credit, securitization of accounts receivables and capital market funding, such as the issuance of commercial paper.

For Fiscal 2003 Komatsu’s working capital increased by 41.4% from the previous year from ¥167,581 million to ¥236,941 million (U.S.$2,008 million) as Komatsu completed the payment of its accrued retirement benefit liabilities resulting from its early retirement program implemented as part of the Reform of Business Structure project during Fiscal 2002 and Komatsu increased its cash reserve by issuing long-term debt thereby providing Komatsu greater financial flexibility under the current economic conditions. The current ratio (current assets divided by current liabilities) in Fiscal 2003 increased by 17.7% from the previous year to 146.0% from 128.3% in Fiscal 2002, as Komatsu repaid its short-term bank borrowings. The Company and certain of its consolidated subsidiaries have lines of credit with certain financial institutions in the amount of ¥49,037 million (U.S.$416 million) as of March 31, 2003. Of this amount, the Company and certain of its consolidated subsidiaries have unused committed lines of credit totaling ¥42,597 million (U.S.$361 million) as of March 31, 2003. In addition, Komatsu has accounts receivable securitization programs which provide additional liquidity. These securitization programs are described in further detail in Item 5.E.

Komatsu believes that it can satisfy its future capital expenditures, debt obligations and working capital requirements mainly from cash flow from operating activities and roll over of short-term loans. As of March 31, 2003, net cash provided by operating activities was ¥48,257 million (U.S.$409 million). Komatsu expects the continuing sluggish economy in Komatsu’s principal markets and a sustained decrease in demand for Komatsu’s products to reduce cash flow from operating activities for the fiscal year ending March 31, 2004. If cash flow from operating activities is insufficient to meet Komatsu’s liquidity needs, Komatsu intends to supplement its liquidity through financing activities.

Komatsu’s capital expenditures in Fiscal 2003 decreased by 5.4% from the previous year to ¥70,473 million (U.S.$597 million). Komatsu decreased its capital expenditures by focusing its capital expenditures in the development of new machinery and equipment, and developing newer more advanced models of its existing product lines of machinery and equipment. Commitments for capital expenditures outstanding as of March 31, 2003 totaled approximately ¥5,600 million (U.S.$47 million). In the Construction and Mining Equipment segment, which is a mature industry, Komatsu has already developed worldwide production and distribution capabilities. Accordingly, Komatsu does not anticipate that it will need to incur significant capital expenditures or other investments to expand its production in this segment in the near future.

As of March 31, 2003, Komatsu had a cash balance of ¥76,152 million (U.S.$645 million). As of such date, Komatsu’s consolidated total debt was ¥525,009 million (U.S.$4,449 million), of which ¥214,292 million (U.S.$1,816 million) was short-term debt (including current portions of long-term debt). As of March 31, 2003, ¥103,336 million of Komatsu’s long-term debt was scheduled to mature in Fiscal 2004, ¥51,101 million in Fiscal 2005, and ¥259,467 million in Fiscal 2006 and thereafter. Annual maturities of long-term debt subsequent to March 31, 2003, excludes SFAS No. 133 market value adjustments of ¥888 million ($7,525 thousand).

More specifically, as of June 30, 2003, Komatsu Finance America Inc. (“KFA”) had outstanding U.S.$515 million of notes issued under its U.S.$1,200 million Euro Medium Term Note Program (“EMTN Program”). Under the EMTN Program, the Company, KFA, Komatsu

Finance (Netherlands) B.V. (“KFN”) and Komatsu Australia Holdings Pty., Ltd. (“Komatsu Australia Holdings”) may from time to time issue notes denominated in various currencies up to an aggregate amount of U.S.$1,200 million. The notes issued under the EMTN Program are scheduled to mature on various dates through February 2007. As of June 30, 2003, KFN had outstanding EUR83 million of notes issued under the EMTN program, which are scheduled to mature on various dates through October 2004.

In December 1998, KFA issued U.S.$188 million of senior notes, of which U.S.$117 million is scheduled to mature in December 2003 and U.S.$71 million is scheduled to mature in December 2005. KFA used the net proceeds from the issuance and sale of these notes for working capital and other general corporate purposes of KFA and its U.S. affiliates (including, without limitation, the repayment of certain short-term indebtedness.)

In March 1999, the Company issued ¥35,000 million of unsecured bonds, scheduled to mature in March 2006. The Company used the net proceeds from the issuance and sale of these bonds for an acquisition of Komatsu Silicon America, previously a wholly-owned subsidiary of Komatsu Electronic Metals, and an additional investment in Komatsu Silicon America and ASiMI. Komatsu Silicon America and ASiMI repaid bank loans using their own paid-in capital. And ¥27,447 million of 1.8% convertible unsecured bonds scheduled to mature in March 2004.

In December 2002, the Company issued ¥20,000 million of unsecured bonds, scheduled to mature in September 2007 and ¥10,000 million of unsecured bonds, scheduled to mature in August 2009 to provide itself with more cash flexibility under the current economic conditions.

Komatsu’s ability to use external sources of financing will depend, to some extent, on its credit rating. Komatsu believes that it is well positioned to raise capital in the public markets. However, a downgrade of any of the ratings of Komatsu’s debt may increase the cost of future borrowings or may make it more difficult for Komatsu to access the public debt markets. In connection with a credit rating agency’s review of Komatsu’s debt ratings, a credit rating agency may give considerable weight to the continued sluggish economy in Japan and general economic conditions and the lack of growth in Komatsu’s principal markets.

Cash Flow

Cash and cash equivalents as of March 31, 2003 were ¥76,152 million (U.S.$645 million), an increase of ¥30,760 million over the previous fiscal year end. Net cash provided by operating activities decreased by 20.0% (or ¥12,064 million) from ¥60,321 million to ¥48,257 million (U.S.$409 million) as compared to the fiscal year ended March 31, 2002. This decrease was due primarily to the fact that Komatsu used cash and cash equivalents to complete the process of funding its retirement benefit liabilities incurred as a part of the Reform of Business Structure project carried out during the Fiscal Year 2002.

Net cash used in investing activities decreased by 112.7% (or ¥19,085 million) from ¥16,933 million to ¥36,018 million (U.S.$305 million) as compared to the fiscal year ended March 31, 2002. This decrease was due primarily to investments in production and sales facilities as well as purchase of leased assets.

Net cash provided by financing activities increased by ¥59,301 million from a loss of ¥40,455 million to a gain of ¥18,846 million (U.S.$160 million) as compared to the fiscal year ended March 31, 2002. This increase primarily reflects the proceeds Komatsu received from the issuance of ¥30,000 million straight bonds.

C. Research and development, patents and licenses, etc.

Corporate Policy

Komatsu promotes research and development (“R&D”) activities in its business domains, including construction and mining equipment, electronics and industrial machinery, with the goal of (i) improving the productivity of the customers who purchase Komatsu products and (ii) substantially enhancing the functionality and reducing the cost of its products through the development of technologies designed to preserve or improve the earth’s environment and social environs.

Komatsu’s R&D expenses for the fiscal year ended March 31, 2003 decreased by 11.5% (or ¥5,056 million) from ¥44,083 million to ¥39,027 million (U.S.$331 million) as compared to the fiscal year ended March 31, 2002. This decrease resulted primarily from the fact that Komatsu during its previous fiscal years had already substantially completed its R&D activities to develop construction and mining equipment in the GALEO-series. Out of the total aggregate R&D expenses, the Construction and Mining Equipment segment, the Electronics segment and the Others segment accounted for ¥23,602 million, ¥5,766 million and ¥9,659 million, respectively.

Komatsu’s consolidated R&D expenditures for the years ended March 31, 2002 and 2001 amounted to ¥44,083 million and ¥45,282 million, respectively.

Construction and Mining Equipment Segment

Komatsu has set up R&D centers in Japan and overseas with the objective of developing construction and mining equipment capable of adapting to various climatic and terrain conditions. Joint research programs are conducted by these R&D centers. In addition, these R&D centers regularly exchange personnel to take advantage of synergetic benefits derived from the sharing and exchange of technological expertise, experience and research data. In recent years, under the overriding mission of helping to raise our customers’ productivity, Komatsu’s research and development activities are focused on the following medium-to-long-term goals:

Information technology

Komatsu has and continues to focus its research on developing (i) monitoring systems using state-of-the-art sensors and diagnostic equipment, and telecommunications technologies to accurately determine the location and working conditions of its machines (i.e., whether it is due for maintenance or repair services, etc.); (ii) a system to conduct diagnoses of its machines through remote-control technologies; and (iii) artificial intelligence.

Environmental preservation technology

In addition to meeting the Tier II emission control regulations for diesel engines, the Komatsu Group has and continues to strive to reduce environmental hazards and promote the effective utilization of natural resources while realizing cost-efficiencies. To this end, we conduct R&D activities in energy conservation, component recycling and reuse, and the evaluation of environmental hazards through lifecycle assessment (“LCA”) techniques. In addition, based on Komatsu’s philosophy that environmental considerations should apply not only to ecology but also to people’s living and working environment, Komatsu has applied considerable research efforts on developing safer machines, reducing noise and vibration generated by its machines while in operation and improving the working conditions for operators of its machines.

The principal products that benefited from R&D activities during Fiscal 2003 are as follows:

Manufactured and sold by the Company

Hydraulic excavators:	PC120-6,PC130-6, PC128US-2, PC138US-2, PC160-7, PC228US-3, PC308USLC-3, PC1250-7, PC1800-6

Bulldozers:	D65EX-15, D85EX-15, D85PX-15, D275AX-5

Wheel loaders:	WA400-5, WA430-5, D600-3, A800-3

Dump trucks:	HD465-7, HD605-7

Motor grader:	GD655-3

Mobile debris crushers:	BR480RJ-1, R1000JG-1

Engines:	Engines conforming to the Tier II emission control regulations; water-emulsified fuel engines for stationary power generators and related fuel production equipment

Manufactured and sold by Komatsu America Corp.

Hydraulic excavator:	PC270-7

Wheel loaders:	WA380-5, WA400-5

Manufactured and sold by Komatsu UK Ltd.

Hydraulic excavators:	PW130-6, PW150-6, PW170-6, PC240-7, PW200-7, PW220-7

Manufactured and sold by Komatsu Hanomag AG

Wheel loader:	WA400-5

Manufactured and sold by Komatsu Mining Germany GmbH

Super-large
hydraulic excavator:	PC5500-6

Manufactured and sold by Komatsu Utility Europe S.p.A.

Skid steer loaders:	SK818, SK1020

Electronics Segment

Research and development is conducted into materials and equipment for use mainly in the semiconductor and telecommunications fields.

In the semiconductor field, in order to respond to the growing demand of electronic manufacturers for higher-grade silicon wafers capable of greater density, capacity, and miniaturization in semiconductors, Komatsu has focused its R&D activities on the following: (i) high-purity silicon monocrystals, heat treatment and high-quality epitaxial wafers as well as wafer evaluation techniques and (ii) next-generation wafers including 300 mm (12-inch) wafers. Through such R&D activities, Komatsu seeks to produce monocrystal silicon wafers with a lower defect rate, high-quality epitaxial annealed wafers, and super-flat, high-purity wafers. These R&D activities were conducted principally by Komatsu Electronic Metals. Meanwhile, research has also been conducted in the field of semiconductor manufacturing, such as temperature control equipment including high-temperature chemical circulators, low-temperature equipment for etchers, and the essential components of high-performance thermoelectric module heat-exchange units. These R&D activities have been carried out by Komatsu Electronics.

In the telecommunications field, Komatsu Electronics conducted research into super-small thermo-modules for use in optical communications. The Company conducted research on network devices, information terminals (including data transmission terminals mounted in vehicles) as well as vehicle positioning systems.

Other Business Segments

Recent R&D activities have been focused on (i) large presses and sheet-metal forging machines, principally undertaken by Komatsu Industries, (ii) machine tools, undertaken by Komatsu Machinery, (iii) industrial vehicles, undertaken by Komatsu Forklift and (iv) agricultural and forestry equipment, undertaken by Komatsu Zenoah.

In industrial machinery, R&D activities have focused on ways to enhance the function of the industrial machinery and the automation of peripheral equipment to respond to growing user needs for higher productivity and flexibility in large presses and sheet-metal forging equipment. Such equipment included large transfer presses with new mechanisms for slide motion, large AC servo-presses, and small AC servo-presses (HIF Series), as well as an additional type of crankshaft miller (GPM190F) in the GPM series.

With respect to industrial vehicles, new forklift models were developed in the following product lines: the LEO-NXT Series of engine-powered forklifts, the AR Series of battery-powered forklifts, and the ARION Plus Series of battery-powered forklifts. These new models have lower energy costs for operation and can operate in smaller spaces.

In the field of agricultural and forestry equipment, Komatsu developed easy-to-operate products such as the BK2650 backpack-type rotary grass cutter, easy-start chainsaws (G2500EZ, G3500EZ, G3700EZ, and G4200EZ), and scale-model engines for hobby use (G231/260PU/PUM).

D. Trend information

Development and Results of Business Operations

During Fiscal 2003, the Japanese economy showed some signs of improvement fueled largely by expanded exports during the first six months, while public-sector investments remained sluggish throughout the year. During the last six months of Fiscal 2003, uncertainty of the economy increased, reflecting prolonged bearish conditions of the stock market and other negative factors. Overseas, the economy expanded in China and other Asian countries, while it fell short of generating full momentum for recovery in the United States. European economies continued to slow down as a whole.

Under these conditions, Komatsu focused on the recovery of profits and business performance as the most important management task, and continued to concentrate its efforts in the Reform of Business Structure project. Through this project, Komatsu strives to implement the New Growth Strategy for the Construction and Mining Equipment Business, reduce fixed costs, and substantially reduce variable production costs.

To further reinforce the foundation of its construction and mining equipment business from a global perspective, Komatsu launched regionally tailored and aggressive marketing efforts around the world under the leadership of the Company in Japan, and the regional headquarters in the Americas, Europe, Southeast Asia and Oceania, and China. In the major markets of Japan, North America and Europe, demand continued to slip reflecting the stagnant condition of the economy in these respective areas, resulting in very difficult conditions for Komatsu. Meanwhile, in China, where demand surged, both production and sales expanded markedly. In Southeast Asia, Oceania, the Middle East, Africa and other markets, Komatsu capitalized on its advantage as a full-line manufacturer and generated significant gains in sales. Successful sales of the GALEO-series, which Komatsu has steadily introduced around the world since 2001, contributed to the expansion of market share for Komatsu in North America, Europe and other overseas regions.

Komatsu’s electronics businesses, especially the silicon wafer business, took on a note of business recovery.

Komatsu steadfastly improved earnings of forklift trucks, industrial machinery and agricultural and forestry equipment with successful sales of new products with unique advantages.

Forward Looking Information

Komatsu anticipates that difficult business conditions will improve. With respect to its core business of selling construction and mining equipment, the Company expects an increase in demand for equipment in China and the Commonwealth of Independent States and demand from reconstruction of post-war Iraq. There are also signs of market recovery in the United States and Europe.

E. Off-Balance Sheet Arrangements

Komatsu has several accounts receivable securitization programs and such securitizations are expected to become an important source of funds for Komatsu in the future. As of March 31, 2003, Komatsu had securitized accounts receivable totaling ¥135,670 million (U.S.$1,150 million) (or 28.7% of total accounts receivable at that date). Of this amount, ¥29,344 million related to receivables generated by Komatsu’s Japanese operations and ¥106,326 million related to receivables generated by Komatsu’s North American operations. As of March 31, 2002, Komatsu had securitized accounts receivable totaling ¥159,393 million (or 32.1% of total accounts receivable at that date). Of this amount, ¥41,441 million related to receivables generated by Komatsu’s Japanese operations and ¥117,952 million related to receivables generated by Komatsu’s North American operations.

The receivables that are securitized are deducted from the consolidated balance sheet when they are sold. Komatsu has entered into contractual arrangements with special purpose companies solely for the purpose of securitizing its receivables.

A downgrading or worsening of the quality of Komatsu’s receivables portfolio could prevent it from using the receivables securitization program.

F. Contractual Obligations

The following table sets forth Komatsu’s contractual obligations as of March 31, 2003.

	Total	Less than 1 year	1-3years	3-5 years	More than 5 years
	(Millions of Yen)
Contractual Obligations:
Short-term Debt Obligations	¥111,993	¥111,993	¥—	¥—	¥—
Long-term Debt Obligations	413,904	103,336	166,752	97,838	45,978
Capital (Finance) Leases Obligations	44,157	16,052	19,496	6,292	2,317
Operating Leases Obligations	9,374	1,737	2,872	1,925	2,840
Total	¥579,428	¥233,118	¥189,120	¥106,055	¥51,135

Annual maturities of long-term debt subsequent to March 31, 2003 excluded SFAS No.133 market value adjustments of ¥888 million.

G. Critical Accounting Policies

Komatsu prepares the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. As such, Komatsu is required to make certain estimates, judgments and assumptions that Komatsu believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the periods presented. By their nature, these estimates and assumptions are subject to an inherent degree of uncertainty, and are based on Komatsu’s historical experience, terms of existing contracts, Komatsu’s observance of trends in the industry, information provided by its customers and information available from other outside sources, as appropriate. For a summary of the significant accounting policies, including the critical accounting policies discussed below, please see Note 1 to the Consolidated Financial Statements.

The significant accounting policies which Komatsu believes are the most critical for the full understanding and evaluation of Komatsu’s reported financial results are as follows:

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

These carryforwards and temporary differences result in deferred tax assets and liabilities, which are included within Komatsu’s consolidated balance sheet. Komatsu must then assess the likelihood that Komatsu’s deferred tax assets will be recovered from future taxable income and available tax planning strategies, and, to the extent Komatsu believes that recovery is not likely, Komatsu must establish a valuation allowance. When the actual results differ from these estimates, Komatsu may need to adjust the valuation allowance which could materially affect Komatsu’s financial position and results of operations.

Valuation of Long-Lived Assets

Komatsu’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to management’s best estimate of future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The undiscounted cash flow projections used to make assessment involves significant judgments. Fair value is measured based on the discounted cash flow model or independent appraisal. In the event that there are changes in strategy and market conditions, the assessment of the ability to recover the carrying amount of long-lived assets would change.

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

Pension Liabilities and Expenses

The amounts of Komatsu’s pension obligation and net period pension cost are dependent on certain assumptions used to calculate such amounts. Those assumptions are described in Note 10 to the consolidated financial statements and include the discount rate, expected rate of return on plan assets and rates of increase in compensation. In accordance with generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future service years of employees and therefore, generally affect Komatsu’s recognized expense and recorded obligation in such future periods. While Komatsu believes that its assumptions are appropriate, in the event that there are significant differences in the actual results or significant changes in the assumptions, the pension obligation and the future expenses would be impacted.

H. New Accounting Standards

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will adopt SFAS No. 143 for the fiscal year beginning April 1, 2003, and it is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The Statement requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred if a reasonable estimate of fair value can be made. Under prior accounting guidance, a liability would be recognized when management committed to an exit plan. The requirements under SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Restatement of previously issued financial statements is not permitted. The adoption of this Statement did not have a material effect on the Company’s consolidated financial position and results of operations.

In November 2002, the Emerging Issue Task Force (“EITF”) reached a final consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. The Issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the Issue will be effective for the Company in its financial statements beginning July 1, 2003. The Company will adopt EITF 00-21 for the fiscal year beginning April 1, 2003. The effect, if any, of adopting this statement has not been determined.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements Nos. 5, 57 and 107 and a rescission of FASB Interpretation No.34.” This Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The Interpretation has not had a material effect on the Company’s consolidated financial position and results of operations.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities (“VIEs”),” which addresses consolidation by business enterprises of variable interest entities that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. The Company does not anticipate the adoption of this Interpretation will have any impact on its financial position or results of operations as it presently does not have investments in such VIEs.

In April 2003, the FASB issued No. 149 (“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, (“Accounting for Derivative Instruments and Hedging Activities”). This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of this Statement will be applied prospectively. The effect of adopting this statement is not expected to be material to the consolidated financial position or results of operations.

Item 6. Directors, senior management and employees

A. Directors and senior management

All Directors and Statutory Auditors are elected by a general meeting of shareholders to serve terms of approximately one year and four years, respectively, according to the statutory maximum. However, a Director or a Statutory Auditor may serve any number of consecutive terms.

The Board of Directors elects from its members a number of Representative Directors, who have the power severally to represent the Company in all matters, and from among them, a President. At its discretion, the Board of Directors may also elect a Chairman, Executive Vice Presidents, Executive Managing Directors and Managing Directors from among its members. At the present time, the Chairman and the President are Representative Directors.

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

Set forth below are the names of the Company’s Directors and Statutory Auditors (as of June 26, 2003), their positions and offices with the Company, and the dates when they assumed such positions.

Name (Date of birth)	Current Positions with the Company		Date of Office
Toshitaka Hagiwara (June 15, 1940)	Chairman of the Board (Representative Director)	Jun.1990 Jun.1995 Jun.1997 Jun.1999 Jun.1999 Jun.2003	Director Managing Director Executive Managing Director Executive Vice President Rep. Director Chairman of the Board

Masahiro Sakane (Jan. 7, 1941)	President and Chief Executive Officer (Representative Director)	Jun.1989 Jun.1994 Jun.1997 Jun.1999 Jun.1999 Jun.2001 Jun.2003	Director Managing Director Executive Managing Director Executive Vice President Rep. Director President (Rep. Director) Chief Executive Officer

Kazuhiro Aoyagi (Apr. 14, 1943)	Director Senior Executive Officer, General Manager, Corporate Planning Supervising External Corporate Affairs	Jun.1993 Jun.1998 Jun.1999 Jun.2001 Apr.2003	Director Managing Director Senior Executive Officer Executive Managing Director General Manager of Corporate Planning

Kunio Noji	Director,	Jun.1997	Director
(Nov. 17, 1946)	Senior Executive Officer, President, Construction & Mining Equipment Marketing Division	Jun.1999 Jun.2000 Jun.2001 Apr.2003	Executive Officer Senior Executive Officer Managing Director President of Construction & Mining Equipment Marketing Division

Kunihiko Komiyama (May. 5, 1945)	Director Senior Executive Officer, President, Development Division, and President Engines & Hydraulics Business Division Supervising Research & Development Operations	Jun.1996 Jun.1999 Jun.2002 Apr.2003	Director Senior Executive Officer Managing Director President of Development Division

Satoru Anzaki (Mar. 3, 1937)	Director	Mar.1985 Nov.1988 Jun.1991 Jun.1995 Jun.2001 Jun.2003	Director Managing Director Executive Managing Director President (Rep. Director) Chairman of the Board Director

Toshio Morikawa (Mar. 3, 1933)	Director Advisor, Sumitomo Mitsui Banking Corporation	Jun.1999	Director

Hajime Sasaki (Mar. 3, 1933)	Director Chairman of the Board, NEC Corporation	Jun.2003	Director

Norimichi Kitagawa (July 22, 1940)	Standing Auditor	Jun.1993 Jun.1997 Jun.1999 Jun.2001	Director Managing Director Executive Managing Director Statutory Auditor

Masafumi Kanemoto (May. 11, 1947)	Standing Auditor	Jun.2002	Statutory Auditor

Masahiro Yoshiike (Mar. 23, 1940)	Auditor President, Taiyo Life Insurance Company	Jun.1997	Statutory Auditor

Takaharu Dohi (Jul. 12, 1933)	Auditor	Jun.1999	Statutory Auditor

There are no family relationships between any of the Directors or Statutory Auditors of the Company.

Measures to Strengthen Corporate Governance

Komatsu has worked to ensure neutrality and soundness of management previously through the Board of Auditors having two external and two internal auditor-members. In 1999, the Company reorganized the Board of Directors, reducing the number of board members. Under the new organization since then, board members have been able to discuss selected management issues more thoroughly and effectively for quicker decision-making. At the same time, the Company invited a director from outside the Komatsu to ensure transparency and objectivity of management. The Company also established the Compensation Committee staffed mainly by people from outside the Komatsu.

To further enhance the neutrality, transparency and objectivity of the Board of Directors, the Company increased the number of external directors from one to two upon approval by the annual shareholders’ meeting held in June 2003.

Furthermore, the Company is working to ensure that all employees of the Komatsu observe “Komatsu’s Code of Worldwide Business Conduct” stipulated and published since 1998, in addition to the laws and regulations.

Komatsu is determined to further strive for not only improvement of management efficiency but also establishment of corporate ethics and assurance of soundness of management in order to maximize the corporate value of the Komatsu. And through these efforts, Komatsu will work to become a company which will enjoy larger trust of shareholders and all other stakeholders.

Interest of Management in Certain Transactions

None

B. Compensation

Aggregate Compensation

The aggregate compensation, including bonuses but excluding retirement allowances, paid by the Company in Fiscal 2003 to all Directors and Statutory Auditors as a group for services in all capacities, was ¥313 million.

Bonuses

In accordance with customary Japanese business practices, annual bonuses are paid to the Directors and Statutory Auditors of the Company out of the “profit” of the Company available for dividends, as such “profit” is determined in accordance with the Japanese Commercial Code. Such bonuses are approved by the shareholders of the Company at a meeting customarily held in June of each year. Bonuses so paid are not deductible by the Company for tax purposes and for financial reporting purposes are reported under selling, general and administrative expenses as a charge against income for the year in which they are paid. For Fiscal 2003, the Company’s Directors and Statutory Auditors did not receive any bonus payments in their capacities as such although they did receive their customary bonus payments in their capacities as employees of the Company. Such arrangement was approved by the Company’s Shareholders at the General Meeting of Shareholders held on June 26, 2002.

Retirement Allowance

The Company has a severance payment plan for Directors and Statutory Auditors. The plan provides for lump-sum severance payments based on pertinent rules of the Company. The amount of provision made for such severance payments, as charged to operating income, for the year ended March 31, 2003 was ¥149 million.

Options to Purchase Securities from Registrant or Subsidiaries

On June 26, 2002, the shareholders of the Company authorized the acquisition by the Company of 10,000,000 shares of its common stock, for a total consideration of up to ¥5,000 million, through the period ending on the date of the Company’s next annual general meeting of shareholders. The Company intends to transfer such treasury shares to the Directors and certain employees, under agreements granting such Directors or such employees the right to acquire a certain number of the treasury shares, at a contractually fixed price. The purchase price will be equal to the amount obtained by multiplying 1.05 by the average of closing prices applicable to ordinary transactions of Company shares on TSE during the month immediately preceding the month in which the date of grant of the rights occurs provided that the exercise price shall not be less than the closing price of Company shares on TSE as of the date of the grant. According to the agreement, the option price is ¥445 per share and the option exercise period runs from August 1, 2003 to July 31, 2008.

The following table sets forth the number of shares of the Company’s common stock allocated to each of the Company’s Directors under the Company’s stock option plan, during Fiscal 2003.

Name	Number of shares	Name	Number of shares
Satoru Anzaki	80,000	Masahiro Sakane	80,000
Toshitaka Hagiwara	70,000	Kazuhiro Aoyagi	60,000
Kunio Noji	40,000	Kunihiko Komiyama	40,000
Tetsuya Katada	20,000

The following table shows the common stock option plan.

Years granted (Year ended March 31)	Total number of shares to be called for common stock (in thousands)	Exercise price per share
2001	1,200	758
2002	1,100	559
2003	950	445

Option to exercise the issuance of common stocks warrant

On June 26, 2003, the shareholders of the Company authorized the Company to issue rights to acquire new shares to the Directors and certain employees in the form of stocks options. This issuance of common stocks warrant of the Company up to a maximum of 1,280 rights, that will result in 1,280,000 shares by granting the right to convert 1,000 stocks per a stock warrant.

C. Board practices

See Item 6A “Directors and senior management”

D. Employees

Number of employees by business segment

	Total	Construction and Mining Equip.	Electronics	Others	Corporate
2003	30,666	20,791	3,106	6,335	434
2002	30,760	20,407	3,227	6,721	405
2001	32,002	20,345	3,578	7,625	454

The Company has a labor contract with the Komatsu Labor Union (“KLU”) covering conditions of employment. This contract, which provides that all employees except management and certain other enumerated personnel must become union members, has been renegotiated every two years and its present term runs until July 31, 2005. The employees of the Company’s principal Japanese subsidiaries are covered by separate labor contracts between such subsidiaries and the unions representing their employees. These contracts contain provisions generally similar to those contained in the Company’s contract with KLU. Certain overseas employees of the Company and subsidiaries are also covered by labor contracts between the employer and unions in the relevant locale representing the employees.

E. Share ownership

The following table lists the number of shares owned by the Directors and Statutory Auditors of the Company as of March 31, 2003. This table does not include the shares related to unexercised stock options.

Name	Position	Number of shares (in thousands)
Toshitaka Hagiwara	Chairman of the Board	55
Masahiro Sakane	President	60
Kazuhiro Aoyagi	Senior Executive Officer	40
Kunio Noji	Senior Executive Officer	29
Kunihiko Komiyama	Senior Executive Officer	31
Satoru Anzaki	Director	135
Hajime Sasaki	Director	2
Norimichi Kitagawa	Statutory Auditor	33
Masafumi Kanemoto	Statutory Auditor	14
Masahiro Yoshiike	Statutory Auditor	2

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows the number of Company shares held by holders of 5% or more of Company shares and their percentage ownership as of March 31, 2003.

Name of major shareholders	Shares owned	Percentage
	(in thousands)
The Taiyo Mutual Life Insurance Company	56,864	5.7%
Japan Trustee Services Co., Ltd.	54,262	5.4%
NATS CUMCO	50,578	5.1%

NATS CUMCO is the share nominee of CITIBANK, N.A. (“CITIBANK”) which is a trustee of the Company’s American Depositary Receipts (“ADR”).

The Taiyo Mutual Life Insurance Company changed its trade name to Taiyo Life Insurance Company on April 1, 2003.

The major shareholders of 5% or more of the Company shares and their percentage ownership as of March 31, 2002 and 2001 are as follows,

As of March 31, 2002
Name of major shareholders	Shares owned	Percentage
	(in thousands)
The Taiyo Mutual Life Insurance Company	55,224	5.8%
NATS CUMCO	55,056	5.7%

As of March 31, 2001
Name of major shareholders	Shares owned	Percentage
	(in thousands)
NATS CUMCO	55,735	5.8%
The Taiyo Mutual Life Insurance Company	55,224	5.8%

The Company’s major shareholders do not have different voting rights.

As of March 31, 2003, 81 residents of the United States held approximately 13.1% of the outstanding shares of record.

To the best knowledge of the Company, the Company is not, directly or indirectly, controlled by another corporation or other entity, by the Government of Japan or by any foreign government, nor to the best of its knowledge does any person own more than ten percent of the Company’s Common Stock, except as described below.

Brandes Investment Partners

Brandes Investment Partners filed the Report of Change No.5 of the substantial share holding report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan on May 24, 2001 in accordance with Paragraph 1 of Article 27-25 of the Securities and Exchange Law of Japan. Their report showed that they held 116,471,776 shares, or 12.1% of the Company’s shares, as of April 27, 2001.

On July 16, 2003, Brandes Investment Partners filed the Report of Change No.8 of the substantial share holding report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan. Their report showed that they held 94,927,318 shares, or 9.7% of the Company’s shares, as of June 30, 2003.

Franklin Templeton Investment Group

Franklin Templeton Group, which consists of 9 investment institutions, filed as a group the Report of Change No.4 of the substantial share holding report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan on January 5, 2003, in compliance with Paragraph 2 of Article 27-26 of the Securities and Exchange Law of Japan.

Their report showed that they held 50,771,335 shares, or 5.1% of the Company’s shares, as of December 31, 2002.

The number and the percentage of the Company shares held by Brandes Investment Partners and Franklin Templeton Investment Group who are beneficial owners of 5% or more of the Company shares are not contained in the foregoing table because we are unable to identify the owners of record of the shares held by them.

B. Related party transactions

Since the beginning of Komatsu’s last full fiscal year, Komatsu has not transacted with, nor does Komatsu currently plan to transact with a related party. In this paragraph, a related party includes: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Komatsu; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of Komatsu that gives them significant influence over Komatsu, and close members of any such individual’s family; (d) key management personnel, namely those persons having authority and responsibility for planning, directing and controlling the activities of Komatsu, including directors and senior management of companies and close members of such individual’s families; (e) enterprises for which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. This item includes enterprises owned by directors or known major shareholders of Komatsu and enterprises that have a member of key management personnel in common with Komatsu. Close members of an individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with Komatsu. An associate is an unconsolidated enterprise in which Komatsu has a significant influence or which has significant influence over Komatsu. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. Shareholders beneficially owing a 10% interest in the voting power of Komatsu are presumed to have a significant influence on Komatsu.

C. Interests of experts and counsel

None

Item 8 Financial Information

A. Consolidated Statements and Other Financial Information

Refer to consolidated Financial Statements and Notes to Consolidated Financial Statements.

Legal Proceedings

Komatsu is involved in or subject to various ordinary, routine litigation and legal proceedings incidental to the normal conduct of its business, including with respect to regulatory matters. The outcome of these matters is not expected to have a material adverse effect on Komatsu’s financial condition, liquidity or results of operations.

Dividend Policy

Concerning cash dividends to shareholders, the Company maintains a basic policy of redistributing profits by taking payout ratios into account and linking returns more directly with business results, while ensuring sufficient internal reserves for reinvestment. Based on this policy, we have set Fiscal 2003 year-end per share dividends at ¥3.0 for the second half, with total annual per share dividends to be set at ¥6.0.

Retained earnings will be used for expanding the scale of business of Komatsu and strengthening its business base through effective investments in the fields where we enjoy technological superiority, aiming at global operations in construction and mining machinery, and development and launch of new products to meet more sophisticated needs.

B. Significant changes

In July 2003, the Company sold to Linde 31,011,000 shares of Komatsu Forklift’s commom stock, so that Linde held 35% of equity in Komatsu Forklift.

Item 9 The Offer and Listing

A. Offer and listing details

The shares of common stock of the Company are listed on TSE and four other stock exchanges in Japan: Osaka, Nagoya, Fukuoka and Sapporo.

ADS’s, each representing 4 shares of common stock, have been issued by CITIBANK of New York, as Depositary for the ADR’s evidencing the ADS’s, and are traded in the United States on the over-the-counter market.

European Depositary Receipts are listed on the Luxemburg Stock Exchange.

Global Bearers Certificates are listed on the Frankfurt Stock Exchange.

As of June 30, 2003, 998,744,060 shares of common stock were outstanding. On the same date, 15,045,925 ADS’s (equivalent to 60,183,700 shares of common stock, or approximately 6.0% of the total number of shares of common stock outstanding on that date) were outstanding and were held by 13 record holders of ADR’s.

The following table sets forth for the periods indicated the reported high and low sales prices of the Company’s stock on TSE and the reported high and low sales prices of ADS’s.

Period	TSE (Japanese Yen)		ADS (U.S. dollars)
	High	Low	High	Low
The fiscal year ended March 31, 1999	745	505	23.260	16.170
The fiscal year ended March 31, 2000	820	444	27.490	16.700
The fiscal year ended March 31, 2001	803	465	30.125	16.500
The fiscal year ended March 31, 2002
1st quarter	705	516	22.900	17.000
2nd quarter	582	355	18.250	12.100
3rd quarter	469	369	14.300	11.900
4th quarter	500	375	14.700	11.250

The fiscal year ended March 31, 2003
1st quarter	493	393	15.000	13.000
2nd quarter	462	365	15.000	12.150
3rd quarter	437	351	13.900	11.250
4th quarter	461	383	15.150	12.700

2003 February	461	411	15.150	13.600
2003 March	461	397	15.100	13.450
2003 April	481	408	15.700	13.700
2003 May	460	414	15.400	14.200
2003 June	463	418	15.500	14.100
2003 July	618	462	20.200	15.360

B. Plan of distribution

Not applicable.

C. Markets

See Item 9A“Offer and listing details”

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10 Additional Information

A. Share capital

Not applicable

B. Memorandum and articles of corporation

See Item 19, Exhibit (1).

C. Material contracts

(1)	In March 2002, the Company entered into an agreement with Volvo CE for cooperation on production and development of construction equipment components.

(2)	In April 2002, the Company concluded a basic understanding with Hitachi Construction Machinery Co., Ltd. (“Hitachi Construction Machinery”) to commence studies for future collaboration in production and procurement, primarily of components used in construction and mining equipment, with the prime objective of further enhancing cost competitiveness. As a result of the studies conducted by the two companies under this agreement, in October 2002 Komatsu concluded a basic agreement with Hitachi Construction Machinery on the specific areas in which to pursue collaboration.

(3)	In May 2002, the Company and Komatsu Forklift concluded the share-exchange agreement outlined below for the purpose of ensuring more flexible management in the forklift business, in which global competition is growing increasingly intense..

•	Nature of share exchange: The share exchange transformed Komatsu Forklift into a wholly-owned subsidiary of the Company, and the Company into the parent company owning 100% of its stock.

•	Date of share exchange: October 1, 2002

•	Method of share exchange: the Company issued a total of 23,690,638 new shares of common stock, and allotted them to all shareholders recorded in Komatsu Forklift’s register of shareholders on the day immediately preceding the date of the share exchange. However, there was no allotment of the Company’s common stock with respect to the 63,917,151 shares of Komatsu Forklift’s stock held by the Company.

•	Share-exchange ratio: One share of the Company’s stock for 0.394 of a share of Komatsu Forklift’s stock. (Allotment of 0.394 of a Company share for 1 Komatsu Forklift share. )

(4)	In May 2002, the Company and Komatsu Zenoah concluded the share-exchange agreement outlined below for the purpose of further deepening collaboration in development and production capabilities, and of further enhancing operating efficiency and maintaining cost-competitiveness

•	Nature of share exchange: The share exchange transformed Komatsu Zenoah into a wholly-owned subsidiary of the Company, and the Company into the parent company owning 100% of its stock.

•	Date of share exchange: October 1, 2002

•	Method of share exchange: the Company issued a total of 16,131,721 new shares of common stock, and allotted them to all shareholders recorded in Komatsu Zenoah’s register of shareholders on the day immediately preceding the date of the share exchange. However, there was no allotment of the Company’s common stock with respect to the 29,185,541 shares of Komatsu Zenoah’s stock held by the Company.

•	Share-exchange ratio: One share of the Company’s stock for 0.658 of a share of Komatsu Zenoah’s stock. (Allotment of 0.658 of a Company share for 1 Komatsu Zenoah share.)

(5)	In May 2002, the Company concluded a basic agreement with Linde to further tighten the building of a global cooperative relationship in forklift business that had been agreed in May 2000 between the two companies and Komatsu Forklift and to include the transformation of Komatsu Forklift into a jointly-owned company. In accordance with that basic agreement, in November 2002 the Company and Linde concluded the agreement.

(6)	In July 2002, Komatsu concluded to acquire additional 20% share in Komatsu Shantui Construction Machinery through Komatsu’s wholly-owned subsidiary Komatsu (China), with the result that in August 2002, the Company’s and Komatsu (China)’s combined holding in Komatsu Shantui Construction Machinery rose to 60%.

(7)	In September 2002, ASiMI, Komatsu’s consolidated subsidiary in the United States, concluded a agreement with Silicon Technologies, a subsidiary of REC of Norway, establishing the jointly-owned company, Solar Grade Silicon, for the purpose of the manufacture and sale of polycrystalline silicon for solar cells. Upon the establishment of the company, ASiMI’s Moses Lake Plant was contributed as an investment in kind. ASiMI’s initial holding is 50%, but it plans to steadily reduce this to 25% within three years.

D. Exchange controls

The Foreign Exchange and Foreign Trade Law of Japan, as amended (“Foreign Exchange Law”), and the cabinet orders and ministerial ordinances thereunder, regulate certain transactions involving a “non-resident of Japan” or a “foreign investor,” including issuance of securities by a resident of Japan outside of Japan, transfer of securities between a resident of Japan and a non-resident of Japan, “inward direct investment” by a foreign investor, and a payment from Japan to a foreign country or by a resident of Japan to a non-resident of Japan.

“Non-residents of Japan” include individuals who are not resident in Japan and corporations whose principal offices are located outside of Japan. Generally, branches and other offices of Japanese corporations located outside of Japan are regarded as non-residents of Japan, but branches and other offices of non-resident corporations located within Japan are regarded as residents of Japan. “Foreign investors” are defined to be: (i) individuals not resident in Japan; (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan; (iii) corporations of which not less than 50 percent of the voting rights are held directly or indirectly by (i) or (ii) above; and (iv) any corporation in which: (a) a majority of the officers are non-resident individuals; or (b) a majority of the officers having the power to represent the corporation are non-resident individuals.

The following is a summary of the pertinent regulations under the Foreign Exchange Law insofar as they affect debt securities of the Company, shares of the Company’s Common Stock or Depositary Receipts representing such shares.

Debt Securities

The Foreign Exchange Law requires that a resident of Japan whose debt securities are being issued or offered outside of Japan file a post facto report of “capital transaction” with the Minister of Finance. Under the Foreign Exchange Law, payment of the principal of and interest on these debt securities (including any additional amounts payable pursuant to the terms of the securities) may in general be made by the issuer without any restrictions. The Foreign Exchange Law gives the Minister of Finance the power in certain limited and exceptional circumstances to require prior approval for any such capital transaction (or for such payment).

On March 28, 1996, the Company, KFA and KFN (the “Issuers”) established and registered the U.S.$1,000 million EMTN Program on the London Stock Exchange. The aggregate nominal amount of the Notes under the Program was increased to U.S.$1,200 million on April 1, 1999, and Komatsu Australia Holdings joined the Program as an additional Issuer on March 31, 2000. Under this program, each of the Issuers may from time to time issue notes denominated in any currency.

Acquisition of Shares

The Foreign Exchange Law requires that a resident of Japan whose shares are being issued or offered outside of Japan file a post facto report of “capital transaction” with the Minister of Finance

In general, the acquisition of shares in a Japanese corporation listed on any stock exchange in Japan or traded on the over-the-counter market in Japan (the “listed shares”) from a resident of Japan by a non-resident of Japan requires the resident of Japan to file a post facto report with the Minister of Finance of the transaction. The Foreign Exchange Law gives the Minister of Finance the power in certain limited and exceptional circumstances to require prior approval for any such acquisition.

If a foreign investor intends to acquire the listed shares and as a result of such acquisition the aggregate of the shares in the relevant corporation already held by that foreign investor and certain related parties (as specified under the Foreign Exchange Law) and the number of such shares proposed to be acquired by that foreign investor would be 10 percent or more of the total issued shares, such foreign investor will generally be subject to a post facto reporting requirement or a prior notification requirement to the Minister of Finance and any other competent Minister, depending on the business purposes of the issuer. According to the Komatsu’s business purposes stipulated in its Articles of Incorporation, the foreign investor who acquires 10 percent or more of the total issued shares will be subject to the prior notification requirement. In case the prior notification requirement is applicable, the Minister of Finance and the competent Minister will ultimately have a power to order the alternation or suspension of the acquisition in certain special circumstances.

Under the Foreign Exchange Law and the regulations thereunder currently in effect, a holder of bonds with share acquisition rights or share acquisition rights which were issued or offered outside of Japan may acquire the listed shares upon the conversion or exercise of such share acquisition rights without being subject to any of the aforesaid prior notification and/or post facto reporting requirements.

Dividends and Proceeds of Sale

Under the Foreign Exchange Law and regulations thereunder, dividends paid on the shares of a Japanese corporation (including those in the form of Depository Receipts) held by non-residents of Japan and the proceeds of any sale of such shares within Japan may in general be converted into any foreign currency and repatriated abroad. The acquisition of shares by non-resident shareholders by way of stock splits is not subject to any of the prior notification and/or post facto reporting requirements. See Taxation Section for information about the applicable withholding tax.

Exercise or Transfer of Subscription Rights

The acquisition by a foreign investor of shares in a Japanese corporation upon the exercise of subscription rights in respect of share subscription rights or bonds with share subscription rights issued in Japan is subject to the formalities and restrictions described in the second paragraph under “Acquisitions of Shares” above. However, if a foreign investor wishes to dispose of, rather than exercise, any subscription rights, he may sell the rights inside or outside of Japan without material restriction.

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

Under Japanese tax laws currently in effect, the payment of interest on debt securities issued outside Japan by a Japanese corporation (on or after April 1, 1998 and on or before March 31, 2004) and the difference, if any, between the issue price and the amount payable upon redemption of such debt securities will not be subject to the withholding of Japanese income tax, if such interest or difference is payable outside of Japan to a non-resident of Japan or non-Japanese corporation (hereinafter referred as “Non-Residents” or “Non-Resident” collectively) which (in the case of interest) has submitted documents certifying its non-Japanese residency in accordance with the requirements set out in Japanese tax laws, provided that certain conditions are also met at the time of offering. Furthermore, such payment will not be subject to any other Japanese income or corporation tax, unless Non-Resident has a permanent establishment in Japan and the payment is attributable to the business of such Non-Resident carried on in Japan through such permanent establishment. The Convention Between Japan and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income of March 1, 1971, as presently in effect (the “Tax Convention”), provides that the interest income of a United States resident or corporation from debt securities may be taxable by Japan if and to the extent that interest is paid by a resident of Japan or otherwise is from sources within Japan.

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

Gains derived from the sales of debt securities of the Company outside of Japan by Non-Residents, will not be subject to Japanese income or corporation taxes, except in limited circumstances. Gains derived by a Non-Resident from the sale in Japan of debt securities of the Company will be exempt from Japanese taxes on income if the Non-Resident does not have a permanent establishment in Japan.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired debt securities of the Company as legatee, heir or donee.

Common Stock and Depositary Receipts

Generally, Non-Residents are subject to Japanese withholding tax (at the rate of 10 percent until December 31, 2003, 7 per-cent from January 1, 2004 through March 31, 2008 and thereafter at the rate of 15 percent) on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax.

Pursuant to the Tax Convention the maximum rate of Japanese withholding tax that may be imposed on dividends paid by a Japanese corporation to a United States resident individual or, subject to certain limited exceptions, a United States corporation is 15 percent unless such United States resident individual or United States corporation has a permanent establishment in Japan and the shares with respect to which the dividends are paid are effectively connected with the permanent establishment. The Tax Convention between United States and Japan will be amended in the near future and the amendment may affect the treatment of dividends stated above.

Gains derived from the sale outside of Japan of Common Stock or Depositary Receipts by a Non-Resident, will not be in general subject to Japanese taxes on income.

Gains derived from the sale in Japan of Common Stock or Depositary Receipts by Non-Residents are in general exempt from Japanese income or corporation taxes, unless the Non-Resident has a permanent establishment in Japan.

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

450 Fifth Street, NW, Washington, D.C. 20549

I. Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Exposure

The companies are exposed to market risk primarily from changes in foreign currency exchange rates and interest rates with respect to international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, the companies enter into various derivative financial transactions pursuant to their policies and procedures. The companies do not enter into derivative financial transactions for trading or speculative purposes.

The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. However, because of the counterparties’ satisfactory credit ratings, none are expected to fail to meet their obligations.

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

The following table provides information concerning derivative financial instruments of the companies in relation to foreign currency exchange transactions existing as of March 31, 2003, which are translated into yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2003. As of March 31, 2003, the notional amount of option contracts is ¥4,133 million (U.S.$35 million).

	Millions of yen (except average contractual rates)
Forwards to sell Foreign currencies	U.S.$/Yen	EUR/Yen	U.S.$/EUR	Others	Total
Contract amounts	¥19,421	¥8,747	¥1,473	¥1,621	¥31,262
Average contractual rates	119.01	122.71	0.95	—	—

Forwards to buy foreign currencies	Yen/Yuan	GBP/EUR	Yen/ZAR	Yen/AUD	Yen/EUR	U.S.$/EUR	Others	Total
Contract amounts	¥10,822	¥7,024	¥4,083	¥3,341	¥2,859	¥2,579	¥7,062	¥37,770
Average Contractual rates	14.24	0.68	12.00	69.85	126.22	1.00	—	—

	Thousands of U.S. dollars
Forwards to sell Foreign currencies	U.S.$/Yen	EUR/Yen	U.S.$/EUR	Others	Total
Contract amounts	$164,585	$74,127	$12,483	$13,737	$264,932

Forwards to buy foreign currencies	Yen/Yuan	GBP/EUR	Yen/ZAR	Yen/AUD	Yen/EUR	U.S.$/EUR	Others	Total
Contract amounts	$91,712	$59,525	$34,602	$28,314	$24,229	$21,856	$59,847	$320,085

Interest Rate Risk

To reduce risks and hedge the cash flow, the companies engage in certain interest rate swaps, cross-currency swaps and cap option transactions for interest payment and interest receipt. Certain interest rate swap contracts are not qualified as hedge and are recorded at the fair value and the resultant gains are recognized as income.

The following tables provide information concerning derivatives and other financial instruments of the companies that are sensitive to changes in interest rates, mainly including interest rate swaps, cross-currency swaps and debt obligations excluding capital lease obligations. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate and cross-currency swaps, the following tables present notional amounts and weighted average receive and pay interest rates. As of March 31, 2003, the notional amount and its average strike rate of interest cap transactions are ¥31,412 million (U.S.$266 million) and 5.5%, respectively.

Long-term debt excluding capital lease obligations (including due within one year)

	Millions of yen
	Average Interest rate	Total	Expected maturity date
			2004	2005	2006	2007	2008	Thereafter
U.S. dollar bonds	6.97%	¥22,597	¥14,063	¥—	¥8,534	¥—	¥—	¥—
Japanese yen convertible debentures/debentured bonds	1.73%	92,447	27,447	—	35,000	—	20,000	10,000
Euro medium-term notes	1.84%	53,209	13,925	21,872	10,795	6,617	—	—
Loans, principally from banks	2.72%	204,577	33,244	18,374	53,899	47,806	17,469	33,785
Total		¥372,830	¥88,679	¥40,246	¥108,228	¥54,423	¥37,469	¥43,875

Interest rate and cross-currency swaps

	Millions of yen
	Average interest rate			Expected maturity date
	Receive	Pay	Total	2004	2005	2006	2007	2008	Thereafter
Japanese yen interest rate swap	0.41%	1.12%	¥42,894	¥7,388	¥30,416	¥5,090	¥—	¥—	¥—
U.S. dollar interest rate swap	1.23%	3.34%	82,696	43,728	26,478	10,259	2,231	—	—
Yen/U.S.$ cross-currency swap	0.79%	2.22%	77,419	23,700	20,500	15,355	6,594	8,000	3,000
Yen/EUR cross-currency swap	0.43%	2.75%	9,800	8,300	1,500	—	—	—	—
Others			2,022	983	984	24	31	—	—
Total			¥214,561	¥84,099	¥79,878	¥30,728	¥8,856	¥8,000	¥3,000

Long-term debt excluding capital lease obligations (including due within one year)

	Thousands of U.S. dollars
	Average Interest rate	Total	Expected maturity date
			2004	2005	2006	2007	2008	Thereafter
U.S. dollar bonds	6.97%	$191,500	$119,178	$—	$72,322	$—	$—	$—
Japanese yen convertible debentures/debentured bonds	1.73%	783,449	232,601	—	296,610	—	169,492	84,746
Euro medium-term notes	1.84%	450,924	118,009	185,356	91,483	56,076	—	—
Loans, principally from banks	2.72%	1,733,703	281,729	155,712	456,771	405,136	148,042	286,313
Total		$3,159,576	$751,517	$341,068	$917,186	$461,212	$317,534	$371,059

Interest rate and cross-currency swaps

	Thousands of U.S. dollars
	Average interest rate			Expected maturity date
	Receive	Pay	Total	2004	2005	2006	2007	2008	Thereafter
Japanese yen interest rate swap	0.41%	1.12%	$363,508	$62,610	$257,763	$43,315	$—	$—	$—
U.S. dollar interest rate swap	1.23%	3.34%	700,814	370,576	224,390	86,941	18,907	—	—
Yen/U.S.$ cross-currency swap	0.79%	2.22%	653,805	200,847	173,729	130,127	55,881	67,797	25,424
Yen/EUR cross-currency swap	0.43%	2.75%	83,051	70,339	12,712	—	—	—	—
Others			17,136	8,331	8,338	204	263	—	—
Total			$1,818,314	$712,703	$676,932	$260,407	$75,051	$67,797	$25,424

Item 12. Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15. Controls and Procedures

Komatsu’s management performed an evaluation under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of its disclosure controls and procedures. Based on Komatsu’s evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of March 31, 2003, the end of the period covered by this report, the disclosure controls and procedures were adequate and effective.

No changes were made in Komatsu’s internal control over financial reporting during the fiscal year ended March 31, 2003 that has materially affected, or is reasonably likely to materially affect Komatsu’s internal control over financial reporting.

Item 16. Reserved

Item 17. Financial Statements

Not Applicable

PART III

Item 18. Financial Statements

See Consolidated Financial Statements and Schedules attached hereto.

Item 19. Exhibits

(1.1)	Articles of Incorporation (English Translation)

(1.2)	Regulations of The Board of Directors

(1.3)	Share Handling Regulations

(12)	a. Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

(12)	b. Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

(13)	a. Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

(13)	b. Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOMATSU LTD. (Registrant)

Date: September 19, 2003	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Executive Officer
Chief Financial Officer

KOMATSU LTD.

CONSOLIDATED

FINANCIAL STATEMENTS AND SCHEDULES

FOR THE YEARS ENDED MARCH 31, 2003, 2002 AND 2001

PREPARED FOR FILING AS PART OF

ANNUAL REPORT (FORM 20-F)

TO THE SECURITIES AND EXCHANGE COMMISSION

* * * * * * * * * *

KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Page in Shareholders Report

Consolidated Financial Statements and Report of Independent Public Accountants Included in the Company’s Financial Report to Shareholders for the Year Ended March 31, 2003 Attached Hereto and Incorporated Herein by Reference:

Consolidated Balance Sheets, March 31, 2003 and 2002	36 and 37

Consolidated Statements of Income for the Years Ended March 31, 2003, 2002and 2001	38

Consolidated Statements of Shareholders’ Equity for the Years Ended March 31, 2003, 2002 and 2001	39

Consolidated Statements of Cash Flows for the Years Ended March 31, 2003, 2002 and 2001	40

Notes to Consolidated Financial Statements	41 to 67

Report of Independent Public Accountants	68

Page in Annual Report (Form 20-F)
Supplemental Information to Conform with Regulation S-X:

Supplemental Notes to Consolidated Financial Statements to Conform with Regulation S-X	A-1 to A-3

Schedule for the Years Ended March 31, 2003, 2002 and 2001:

II - Valuation and Qualifying Accounts	A-4

(Note - Schedules other than one listed above are omitted because of the absence of the conditions under which they are required or because the information called for is included in the consolidated financial statements or notes thereto.)

Report of Independent Public Accountants	B-1

Ten-Year Summary

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31

	Millions of yen (except per share amounts)
	2003	2002	2001	2000	1999
For the fiscal period
Net sales	¥1,089,804	¥1,035,891	¥1,096,369	¥1,055,654	¥1,061,597
Cost of sales	815,557	792,748	804,700	796,820	807,255
Income (loss) before income taxes, minority interests, equity in earnings and cumulative effect of accounting changes	12,905	(106,724)	20,064	19,395	(9,604)
Net income (loss)	3,009	(80,621)	6,913	13,395	(12,378)
As percentage of sales	0.3%	(7.8)%	0.6%	1.3%	(1.2)%
Capital expenditures	70,473	74,468	79,310	57,728	114,874

At fiscal period-end
Total assets	¥1,306,354	¥1,340,282	¥1,403,195	¥1,375,280	¥1,524,600
Working capital	236,941	167,581	203,233	221,517	256,039
Property, plant and equipment	400,087	405,301	438,795	397,534	440,706
Long-term debt—less current maturities	310,717	257,180	238,349	245,289	292,250
Shareholders’ equity	395,366	395,143	474,257	490,454	495,643
As percentage of total assets	30.3%	29.5%	33.8%	35.7%	32.5%

Per share data
Net income (loss) per share:
Basic	¥3.09	¥(84.46)	¥7.24	¥13.85	¥(12.77)
Diluted	3.09	(84.46)	7.24	13.76	(12.77)
Cash dividends per share	6.00	6.00	6.00	6.00	8.00
Shareholders’ equity per share	398.34	414.02	497.12	507.26	511.54

	Yen per U.S. dollar
	2003	2002	2001	2000	1999
Other information
Exchange rate into U.S. dollars (per the Federal Reserve Bank of New York):
At fiscal period-end	¥118	¥133	¥126	¥103	¥118
Average for the fiscal period	121	126	112	110	128
Range for the fiscal period:
High	128	134	126	121	145
Low	118	119	106	102	113

1.	Net income in 2003 includes a charge of ¥265 million for the cumulative effect of accounting changes for goodwill and other intangible assets
2.	Total assets and shareholders’ equity after 1995 include the effect of adopting SFAS No. 115.

FINANCIAL SECTION

	Millions of yen (except per share amounts)
	1998	1997	1996	1995	1994
For the fiscal period
Net sales	¥1,104,077	¥1,098,916	¥999,327	¥918,910	¥845,853
Cost of sales	826,627	827,665	763,045	702,416	649,512
Income (loss) before income taxes, minority interests, equity in earnings and cumulative effect of accounting changes	40,252	45,769	32,431	24,482	13,933
Net income (loss)	19,241	18,160	14,291	10,225	1,303
As percentage of sales	1.7%	1.7%	1.4%	1.1%	0.2%
Capital expenditures	123,026	70,604	47,499	41,492	30,032

At fiscal period-end
Total assets	¥1,561,662	¥1,512,730	¥1,593,003	¥1,541,972	¥1,375,966
Working capital	212,096	228,404	260,296	254,992	221,274
Property, plant and equipment	393,603	299,098	264,842	257,219	260,720
Long-term debt—less current maturities	196,898	163,590	140,208	140,550	142,578
Shareholders’ equity	524,201	541,933	606,444	575,534	505,871
As percentage of total assets	33.6%	35.8%	38.1%	37.3%	36.8%

Per share data
Net income (loss) per share:
Basic	¥19.60	¥18.26	¥14.24	¥10.19	¥1.30
Diluted	19.32	18.02	14.10	10.19	1.30
Cash dividends per share	8.00	8.00	8.00	8.00	8.00
Shareholders’ equity per share	540.50	550.79	604.07	573.29	504.28

	Yen per U.S. dollar
	1998	1997	1996	1995	1994
Other information
Exchange rate into U.S. dollars (per the Federal Reserve Bank of New York):
At fiscal period-end	¥133	¥124	¥107	¥87	¥102
Average for the fiscal period	124	113	96	99	107
Range for the fiscal period:
High	133	124	107	105	114
Low	115	105	84	87	101

Consolidated Balance Sheets

Komatsu Ltd. and Consolidated Subsidiaries

March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	2002	2003
Assets
Current assets
Cash and cash equivalents (Note 1)	¥76,152	¥45,392	$645,356
Time deposits	531	1,076	4,500
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥9,063 million ($76,805 thousand) in 2003 and ¥15,221 million in 2002 (Notes 3 and 8)	337,401	337,093	2,859,330
Inventories (Notes 1 and 4)	241,722	266,952	2,048,492
Deferred income taxes and other current assets (Notes 1 and 14)	95,819	109,429	812,025

Total current assets	751,625	759,942	6,369,703

Investments
Investments in and advances to affiliated companies (Notes 1 and 6)	19,359	23,169	164,059
Investment securities (Notes 1, 5 and 19)	30,762	50,651	260,695
Other	2,296	272	19,458

Total investments	52,417	74,092	444,212

Land and buildings held for sale	8,926	12,461	75,644

Property, plant and equipment—less accumulated depreciation (Notes 1, 7, 8 and 15)	400,087	405,301	3,390,568

Goodwill (Notes 1 and 9)	5,550	5,363	47,034
Other intangible assets (Notes 1 and 9)	22,784	24,811	193,085

Deferred income taxes and other assets (Notes 1, 9, 14, 18 and 19)	64,965	58,312	550,551

	¥1,306,354	¥1,340,282	$11,070,797

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

FINANCIAL SECTION

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	2002	2003
Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt (Notes 8 and 10)	¥111,993	¥177,098	$949,093
Current maturities of long-term debt (Notes 8, 10, 15 and 19)	102,299	42,619	866,941
Trade notes and accounts payable	174,904	196,069	1,482,237
Income taxes payable (Note 14)	6,516	6,011	55,220
Deferred income taxes and other current liabilities (Notes 1 and 14)	118,972	170,564	1,008,238

Total current liabilities	514,684	592,361	4,361,729

Long-term liabilities
Long-term debt (Notes 8, 10, 15 and 19)	310,717	257,180	2,633,195
Liability for pension and retirement benefits (Notes 1 and 11)	48,848	40,465	413,966
Deferred income taxes and other liabilities (Notes 1, 14, 18 and 19)	8,536	8,880	72,339

Total long-term liabilities	368,101	306,525	3,119,500

Minority interests	28,203	46,253	239,009

Commitments and contingent liabilities (Note 17)

Shareholders’ equity (Notes 1 and 12)
Common stock:
Authorized, 3,955,000,000 shares in 2003 and 2002; Issued and outstanding, 998,744,060 shares in 2003 and 958,921,701 shares in 2002	67,870	67,870	575,170
Capital surplus	135,686	117,439	1,149,881
Retained earnings:
Appropriated for legal reserve	21,030	20,852	178,220
Unappropriated	207,416	210,309	1,757,763
Accumulated other comprehensive income (loss) (Notes 1, 5, 11 and 13)	(32,981)	(18,393)	(279,500)
Treasury stock at cost, 6,215,411 shares in 2003 and 4,519,972 shares in 2002 (Note 12)	(3,655)	(2,934)	(30,975)

Total shareholders’ equity	395,366	395,143	3,350,559

	¥1,306,354	¥1,340,282	$11,070,797

Consolidated Statements of Income

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2003	2002	2001	2003
Revenues
Net sales (Notes 1 and 6)	¥1,089,804	¥1,035,891	¥1,096,369	$9,235,627
Interest and other income	13,436	34,278	30,718	113,864

Total	1,103,240	1,070,169	1,127,087	9,349,491

Costs and expenses (Notes 15 and 21)
Cost of sales	815,557	792,748	804,700	6,911,500
Selling, general and administrative	241,069	256,364	263,854	2,042,958
Interest	14,693	16,842	22,194	124,517
Impairment loss on long-lived assets (Note 1)	—	52,242	4,337	—
Special termination benefit (Note 11)	—	30,131	—	—
Other	19,016	28,566	11,938	161,152

Total	1,090,335	1,176,893	1,107,023	9,240,127

Income (loss) before income taxes, minority interests and equity in earnings	12,905	(106,724)	20,064	109,364

Income taxes (Notes 1 and 14)
Current	6,681	3,914	20,952	56,618
Deferred	(713)	(25,844)	(7,237)	(6,042)

Total	5,968	(21,930)	13,715	50,576

Income (loss) before minority interests and equity in earnings	6,937	(84,794)	6,349	58,788
Minority interests in (income) loss of consolidated subsidiaries	(2,877)	3,775	179	(24,381)
Equity in earnings (losses) of affiliated companies	(786)	398	385	(6,661)
Income (loss) before cumulative effect of accounting change	3,274	(80,621)	6,913	27,746
Cumulative effect of accounting change	(265)	—	—	(2,246)

Net income (loss)	¥3,009	¥(80,621)	¥6,913	$25,500

	Yen			U.S. cents
Per share data (Notes 1 and 16):
Income (loss) before cumulative effect of accounting change:
Basic	¥3.36	¥(84.46)	¥7.24	2.9 ¢
Diluted	3.36	(84.46)	7.24	2.9
Cumulative effect of accounting change:
Basic	(0.27)	—	—	(0.2)
Diluted	(0.27)	—	—	(0.2)
Net income (loss):
Basic	3.09	(84.46)	7.24	2.6
Diluted	3.09	(84.46)	7.24	2.6
Dividends per share (Note 1)	6.00	6.00	6.00	5.1

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL SECTION

Consolidated Statements of Shareholders’ Equity

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2003	2002	2001	2003
Common stock
Balance, beginning of year	¥67,870	¥67,870	¥68,370	$575,170
Purchase and retirement of common stock:
10,000,000 shares in 2001	—	—	(500)	—

Balance, end of year	¥67,870	¥67,870	¥67,870	$575,170

Capital surplus
Balance, beginning of year	¥117,439	¥117,418	¥117,366	$995,246
Sales of treasury stock	9	21	52	76
Issuance of shares to acquire minority interests of consolidated subsidiaries	18,238	—	—	154,559

Balance, end of year	¥135,686	¥117,439	¥117,418	$1,149,881

Retained earnings
Appropriated for legal reserve
Balance, beginning of year	¥20,852	¥20,718	¥20,431	$176,712
Transfer from unappropriated retained earnings	178	134	287	1,508

Balance, end of year	¥21,030	¥20,852	¥20,718	$178,220

Unappropriated retained earnings
Balance, beginning of year	¥210,309	¥300,499	¥305,483	$1,782,279
Adjustments for change of fiscal period of consolidated subsidiaries (Note 1)	—	(3,705)	—	—
Net income (loss)	3,009	(80,621)	6,913	25,500
Cash dividends paid	(5,724)	(5,730)	(5,770)	(48,508)
Transfer to retained earnings appropriated for legal reserve	(178)	(134)	(287)	(1,508)
Purchase and retirement of common stock	—	—	(5,840)	—

Balance, end of year	¥207,416	¥210,309	¥300,499	$1,757,763

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(18,393)	¥(29,204)	¥(19,590)	$(155,873)
Adjustments for change of fiscal period of consolidated subsidiaries (Note 1)	—	9,447	—	—
Other comprehensive income (loss) for the year, net of tax	(14,588)	1,364	(9,614)	(123,627)

Balance, end of year	¥(32,981)	¥(18,393)	¥(29,204)	$(279,500)

Treasury stock
Balance, beginning of year	¥(2,934)	¥(3,044)	¥(1,606)	$(24,865)
Purchase of treasury stock	(721)	(643)	(1,956)	(6,110)
Sales of treasury stock	—	753	518	—

Balance, end of year	¥(3,655)	¥(2,934)	¥(3,044)	$(30,975)

Total shareholders’ equity	¥395,366	¥395,143	¥474,257	$3,350,559

Disclosure of comprehensive income (loss)
Net income (loss) for the year	¥3,009	¥(80,621)	¥6,913	$25,500
Other comprehensive income (loss) for the year, net of tax	(14,588)	1,364	(9,614)	(123,627)

Comprehensive income (loss) for the year	¥(11,579)	¥(79,257)	¥(2,701)	$(98,127)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2003	2002	2001	2003
Operating activities
Net income (loss)	¥3,009	¥(80,621)	¥6,913	$25,500
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	70,229	61,581	65,106	595,161
Deferred income taxes	(713)	(25,844)	(7,237)	(6,042)
Net loss (gain) from sale of investment securities	6,454	8,696	(11,991)	54,695
Gain on sale of property	(3,410)	(16,454)	(3,440)	(28,898)
Loss on disposal or sale of fixed assets	3,974	7,202	5,565	33,678
Impairment loss on long-lived assets	—	52,242	4,337	—
Pension and retirement benefits, net	(29,939)	10,364	5,467	(253,720)
Changes in assets and liabilities:
Decrease in trade receivables	9,470	62,551	3,874	80,254
Decrease (increase) in inventories	21,298	20,611	(3,899)	180,491
Increase (decrease) in trade payables	(20,580)	(37,942)	8,652	(174,407)
Increase (decrease) in income taxes payable	(368)	(3,491)	2,641	(3,119)
Other, net	(11,167)	1,426	(6,012)	(94,636)

Net cash provided by operating activities	48,257	60,321	69,976	408,957

Investing activities
Capital expenditures	(69,182)	(54,118)	(60,046)	(586,288)
Proceeds from sales of property	18,627	32,377	20,452	157,856
Proceeds from sales of investment securities	9,453	7,866	54,621	80,110
Purchases of investment securities	(4,549)	(4,848)	(42,222)	(38,551)
Acquisition of subsidiaries, net of cash acquired	5,300	—	(8,994)	44,915
Collection of loan receivables	14,418	8,729	3,034	122,187
Disbursement of loan receivables	(10,537)	(7,112)	(1,983)	(89,297)
Decrease (increase) in time deposits	452	173	(4)	3,831

Net cash used in investing activities	(36,018)	(16,933)	(35,142)	(305,237)

Financing activities
Proceeds from long-term debt	152,726	47,927	29,503	1,294,288
Repayments on long-term debt	(55,862)	(49,110)	(80,123)	(473,407)
Decrease in short-term debt, net	(61,115)	(28,391)	(7,385)	(517,924)
Repayments of capital lease obligations	(10,458)	(5,331)	(4,411)	(88,627)
Sale (purchase) of treasury stock, net	(721)	180	(7,677)	(6,110)
Dividends paid	(5,724)	(5,730)	(5,770)	(48,508)

Net cash provided by (used in) financing activities	18,846	(40,455)	(75,863)	159,712

Effect of exchange rate change on cash and cash equivalents	(325)	881	313	(2,754)

Net increase (decrease) in cash and cash equivalents	30,760	3,814	(40,716)	260,678
Cash and cash equivalents, beginning of year	45,392	39,760	80,476	384,678
Adjustment for change of fiscal period on consolidated subsidiaries	—	1,818	—	—

Cash and cash equivalents, end of year	¥76,152	¥45,392	¥39,760	$645,356

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL SECTION

Notes to Consolidated Financial Statements

Komatsu Ltd. and Consolidated Subsidiaries

1. Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies

Description of Business

Komatsu Ltd. (“the Company”) and consolidated subsidiaries (together “the companies”) primarily manufacture and market various types of construction and mining equipment throughout the world. They also engage in manufacturing and sales of electronics including semiconductor products, and other activities including manufacturing and sales of industrial machinery and industrial vehicles.

The consolidated net sales of the Company and consolidated subsidiaries for the year ended March 31, 2003, consisted of the following:

Construction and mining equipment—70.5%, Electronics—7.8%, Others—21.7%.

Sales are made principally under the Komatsu brand name, and are almost entirely through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales for the year ended March 31, 2003, 58.0% were generated outside Japan, with 23.1% in the Americas, 13.3% in Europe, 16.2% in Asia (excluding Japan) and Oceania, and 5.4% in the Middle East and Africa.

The manufacturing operations of the Company and consolidated subsidiaries are conducted primarily at plants in Japan, United States, Germany, United Kingdom, Brazil, Italy, China and Taiwan.

Basis of Financial Statements

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts for the year ended March 31, 2003, is included solely for the convenience of readers outside Japan and has been made at the rate of ¥118 to $1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2003. Such translation should not be construed as a representation that Japanese yen amounts could be converted into United States dollars at the above or any other rate.

The accompanying consolidated financial statements reflect certain adjustments, not recorded in the companies’ books, to present them in conformity with accounting principles generally accepted in the United States of America. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

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

The Company sold major parts of its ownership of certain consolidated subsidiaries, namely Komatsu Soft Ltd., Komatsu Construction Ltd. and one other consolidated subsidiary, and those companies were excluded from consolidated subsidiaries during fiscal 2001.

At the beginning of fiscal 2002, the Company changed the consolidated closing date for certain overseas subsidiaries from December 31 to March 31. As a result, unappropriated retained earnings decreased by ¥3,705 million, and other comprehensive income (loss) increased by ¥9,447 million.

Investments in 20% to 50%-owned affiliated companies whereby the Company has the ability to exercise significant influence over the operational and financial policies of a company, and certain immaterial subsidiaries not consolidated are, with minor exceptions, accounted for by the equity method.

(2) Translation of Foreign Currency Accounts

Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Transaction,” assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year in consolidating the financial statements of overseas subsidiaries. The resulting translation adjustments are included as a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated financial statements. All foreign currency transaction gains and losses are included in other income or expenses in the period incurred.

(3) Allowance for Doubtful Trade Receivables

The Company records an allowance for doubtful receivables that is based upon historical experience and specific customer collection issues.

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

(5) Investment Securities

In compliance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” as of March 31, 2003 and 2002, all of the Company’s investments in debt and equity securities are categorized as available-for-sale securities which are stated at fair value. Changes in fair values are included as a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated financial statements.

Unrealized losses are charged against net earnings when a decline in market value below cost is determined to be other than temporary based primarily on the financial condition of the issue and the extent and length of the time of the decline.

Investments whose market values have declined below cost that extends for six months are automatically written down to the fair value in all cases.

(6) Land and Buildings Held for Sale

Land and buildings held for sale are stated at the lower of cost or market value less cost to sell. During fiscal 2003, the Company recorded a total charge of ¥ 6,348 million ($53,797 thousand) in other expense to reduce the carrying values of assets held for sale to current estimated market values less cost to sell.

(7) Property, Plant and Equipment, and Related Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets. The average depreciation periods are 25 years for buildings and 9 years for machinery and equipment, respectively. Effective rates of depreciation for buildings, machinery and equipment for the years ended March 31, 2003, 2002 and 2001, are as follows:

	2003	2002	2001
Buildings	9%	9%	8%
Machinery and equipment	23%	23%	24%

Certain leased machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, “Accounting for Leases.” The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Aggregate cost	¥56,683	¥26,509	$480,364
Accumulated depreciation	20,574	10,048	$174,356

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in other income or expenses.

(8) Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No. 142 eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment based on its fair value until its life is determined to no longer be indefinite.

The Company fully adopted the provisions of SFAS No. 141 and SFAS No. 142 as of April 1, 2002. Goodwill acquired in business combinations completed before July 1, 2001, was amortized through March 31, 2002. In connection with the transition provision of SFAS No. 142, the Company was required to perform an assessment of whether there was an indication that any existing goodwill was impaired as of April 1, 2002. To accomplish this, the Company (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. The Company completed the transitional assessment and recognized an impairment loss amounting to ¥265 million ($2,246 thousand) as of April 1, 2002 since the carrying amount of the applicable reporting unit’s goodwill exceeded its implied fair value. As specified by SFAS No. 142, such transitional impairment loss was reflected as a cumulative effect adjustment in the consolidated statement of income. The Company also completed the annual assessments for the year ended March 31, 2003 and determined that no additional goodwill impairment charge was necessary.

Prior to the adoption of SFAS No. 142, the excess cost of investment in the consolidated subsidiaries and affiliated companies over the equity in the fair value of the net assets at the date of acquisition was amortized on the straight-line method over the estimated periods benefited, not exceeding periods of 10 years.

FINANCIAL SECTION

(9) Revenue Recognition

The companies recognize revenue from product sales at the time when (1) title and risk of all ownership is transferred to independently owned and operated dealers or customers, (2) products are received and accepted by the customers for major products such as construction equipment and electronics products, and upon shipment for parts and certain other products, (3) sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

(10) Income Taxes

In accordance with SFAS No. 109, “Accounting for Income Taxes,” the deferred tax provision is determined by the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on operating loss carryforwards and temporary differences between financial statement and tax bases of assets and liabilities using enacted tax rates as of each balance-sheet date.

The companies compute and record income taxes currently payable based on their separate determinations of taxable income which may be different from accounting income.

Provision for income taxes is not recorded for undistributed earnings of foreign subsidiaries because the Company considers that such earnings are permanently reinvested.

Deferred tax assets are reduced by a valuation allowance to the amount that management believes is more likely than not to be realized.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(11) Product Warranties

The Company establishes a liability for estimated product warranty cost after sales. Estimates for accrued product warranty cost are primary based on historical experience.

(12) Pension and Retirement Benefits

The defined benefit plans are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” except for certain subsidiaries’ pension plans which in the aggregate are not significant. Certain domestic subsidiaries also have local severance payment plans under which accrued severance liabilities are stated on the vested benefits obligation basis, which is the amount required to be paid if all eligible employees voluntarily terminated their employment as of the balance-sheet date.

Amortization of unrecognized net gain or loss is included as a component of the Company’s net periodic pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceed 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets.

In such case, the amount of amortization recognized by the Company is the resulting excess divided by average remaining service period of active employees expected to receive benefits under the plan. The expected return on plan assets is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed income investments currently available and expected to be available during the period to maturity of the pension benefits.

(13) Stock-Based Compensation

The Company applies Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 gives entities a choice of measuring related compensation expense by using the fair value method or the intrinsic value approach under APB Opinion No. 25. Any excess of market price over exercise price at the grant date would be charged to expense over the vesting period.

The following table summarizes the results of the Company if compensation cost for stock options granted and for employee stock purchases under the plan had been determined in accordance with the fair value based method prescribed by SFAS No. 123.

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Net income (loss), as reported	¥3,009	¥(80,621)	¥6,913	$25,500
Total stock-based compensation expenses determined using the fair value based method	75	135	276	636
Pro forma net income (loss)	2,934	(80,756)	6,637	24,864

	Yen			U.S. cents
Net income (loss) per share, basic and diluted:
As reported	¥3.09	¥(84.46)	¥7.24	2.6	¢
Pro forma	3.01	(84.60)	6.95	2.6

(14) Per Share Data

Basic net income (loss) per share has been computed by dividing net income (loss) by the weighted-average number of common shares outstanding during each fiscal year, after deducting treasury shares. Diluted net income (loss) per share reflects the potential dilution computed on the basis that all convertible bonds were converted at the beginning of the year and that all stock options were exercised (less the number of treasury shares assumed to be purchased from proceeds using the average market price of the Company’s common shares) to the extent that each is not antidilutive.

Dividends per share shown in the accompanying consolidated statements of income have been calculated based on dividends approved and paid in each fiscal year.

(15) Consolidated Statements of Cash Flows

For the purpose of the consolidated statements of cash flows, cash and cash equivalents include highly liquid investments with an original maturity of three months or less at the date of purchase.

(16) Derivative Financial Instruments

The companies use various derivative financial instruments to manage their interest rate and foreign exchange exposure.

Effective April 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133.” SFAS No. 133 as amended requires that all derivatives, including derivatives embedded in other financial instruments, be measured at fair value and recognized as either assets or liabilities on the consolidated balance sheet. Changes in the fair values of derivative instruments not designated or not qualifying as hedges under SFAS No. 133 or any ineffective portion of qualified hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss), and recognized in earnings when the hedged item is recognized in earnings.

The cumulative effect adjustment upon the adoption of SFAS No. 133 and 138, net of the related tax effect, resulted in an immaterial impact to net income and a decrease to other comprehensive income (loss) of ¥670 million.

Prior to April 1, 2001, in determining whether these instruments qualify as a hedge, the companies used hedge criteria that include their effectiveness to reduce risk, specific identification of the asset or liability being hedged and the time horizon being hedged.

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

In addition, the companies entered into certain interest rate swap contracts as a means of managing the Company and its group companies’ interest rate exposures that did not meet the hedge criteria. Accordingly, those interest rate swap contracts were recorded in the consolidated balance sheet at their fair value and the changes in fair value were recognized currently in the consolidated statements of income.

(17) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” which develops a single accounting method, based on the framework established in SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” the long-lived assets and certain identifiable intangibles to be held and used by the companies are reviewed for impairment based on a cash flow analysis of related operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. The adoption of SFAS No. 144 as of April 1, 2002, did not have a significant impact on the consolidated financial statements. Prior to April 1, 2002, the Company accounted for impairment in accordance with SFAS No. 121 as follows.

In fiscal 2001, the Company recorded an impairment loss of ¥4,337 million, on long-lived assets related to certain production facilities, which were temporarily idled due to the sluggish market, at its wholly owned subsidiary, Komatsu Silicon America, Inc. which is in the electronics segment. Such impairment loss was calculated using the best estimate of discounted future cash flows based on the intention of the Company to use the facilities in its operation.

However, due to continued negative market conditions in fiscal 2002, management has changed its policy now to sell or dispose of these facilities instead of holding them for future use. In connection therewith, the Company recorded an additional impairment loss of ¥24,983 million for these facilities in fiscal 2002. The impairment loss was calculated based on an estimated fair value less cost to sell of the facilities under current market conditions utilizing independent appraisal of the facilities.

FINANCIAL SECTION

Additionally, in fiscal 2002, the Company, also due to the decline in the market demand, recorded impairment losses of ¥27,259 million on production facilities being operated by a consolidated subsidiary, Advanced Silicon Materials LLC which is also in the electronics segment. Specifically, an impairment loss of ¥13,411 million for its Butte plant in Montana was calculated using the best estimate of discounted future cash flows based on the decision to continue its operation, and one of ¥13,848 million for its Moses Lake plant in Washington was calculated using the estimate of realizable value based on the decision to discontinue its production.

(18) Use of Estimates

The Company’s management has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from the estimates and assumptions.

The Company has identified five areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables, impairment on long-lived assets and goodwill, pension liabilities and expenses, fair value of financial instruments and realization of deferred tax assets.

(19) New Accounting Standards

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will adopt SFAS No. 143 for the fiscal year beginning April 1, 2003, and it is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The Statement requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred if a reasonable estimate of fair value can be made. Under prior accounting guidance, a liability would be recognized when management committed to an exit plan. The requirements under SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Restatement of previously issued financial statements is not permitted. The adoption of this Statement did not have a material effect on the Company’s consolidated financial position and results of operations.

In November 2002, the Emerging Issue Task Force (“EITF”) reached a final consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. The Issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the Issue will be effective for the Company in its financial statements beginning July 1, 2003. The Company will adopt EITF 00-21 for the fiscal year beginning April 1, 2003. The effect, if any, of adopting this statement has not been determined.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No.s 5, 57 and 107 and a rescission of FASB Interpretation No. 34.” This Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The Interpretation has not had a material effect on the Company’s consolidated financial position and results of operations.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities (“VIEs”),” which addresses consolidation by business enterprises of variable interest entities that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. The Company does not anticipate the adoption of this Interpretation will have any impact on its financial position or results of operations as it presently does not have investments in such VIEs.

In April 2003, the FASB issued No. 149 (“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, (“Accounting for Derivative Instruments and Hedging Activities”). This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of this Statement will be applied prospectively. The effect of adopting this statement is not expected to be material to the consolidated financial position or results of operations.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the years ended March 31, 2003, 2002 and 2001, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Additional cash flow information:
Interest paid	¥14,370	¥17,091	¥22,385	$121,780
Income taxes paid	6,831	13,139	18,311	57,890

Noncash investing and financing activities:
Acquisition of minority interests of two consolidated subsidiaries through stock for stock exchanges:
Net assets acquired	18,238	—	—	154,559

Transfer of securities to pension fund	—	—	11,250	—
Decrease of postretirement obligation	—	—	(11,250)	—

Capital lease obligations incurred	12,022	9,203	19,264	101,881

On October 2002, the Company acquired all of the minority interests, representing 48.5% and 45.7% of the issued and outstanding shares, of its existing consolidated subsidiaries, Komatsu Forklift Co., Ltd. (“Komatsu Forklift”) and Komatsu Zenoah Co. (“Komatsu Zenoah”), respectively, through stock for stock exchanges. As a result the Company issued 23,691 thousand shares and 16,132 thousand shares for minority interest, respectively.

The Company has used the purchase method of accounting to record the transactions in conformity with SFAS No. 141 and accordingly, has allocated the purchase price based on estimated fair values of acquired net assets. The cost of acquired minority interests were ¥10,850 million ($91,949 thousand) and ¥7,388 million ($62,610 thousand) for Komatsu Forklift and Komatsu Zenoah, respectively.

3. Trade Notes and Accounts Receivable

The receivables at March 31, 2003 and 2002 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Trade notes	¥122,470	¥126,214	$1,037,881
Accounts receivable	223,994	226,100	1,898,254

Total	346,464	352,314	2,936,135
Less: allowance	(9,063)	(15,221)	(76,805)

Net trade receivables	¥337,401	¥337,093	$2,859,330

The Company and certain of its consolidated subsidiaries follow the practice of including the portion of installment and lease receivables due after one year (less unearned interest) in current assets. Receivables due after one year (less unearned interest) amounted to ¥61,177 million ($518,449 thousand) and ¥67,017 million at March 31, 2003 and 2002, respectively.

Lease receivables are included in accounts receivable above and represent receivables from customers for equipment leased by Komatsu Forklift Co., Ltd. These leases are accounted for as sales-type leases in conformity with SFAS No. 13. Equipment sales revenue from sales-type leases are recognized at the inception of the lease.

At March 31, 2003 and 2002, lease receivables comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Minimum lease payments receivable	¥11,925	¥16,415	$101,059
Unearned income	(967)	(1,429)	(8,195)

Net lease receivables	¥10,958	¥14,986	$92,864

The Company and its consolidated subsidiaries sold trade notes and accounts receivable of ¥255,441 million ($2,164,754 thousand) and ¥332,008 million in securitization transactions during the years ended March 31, 2003 and 2002, respectively, and the related balance of outstanding notes sold and accounts receivable as of March 31, 2003 and 2002 amounted to ¥135,670 million ($1,149,746 thousand) and ¥159,393 million, respectively. The receivables are removed from the accompanying consolidated balance sheet and gain or loss is recognized for the difference between the proceeds received and the net carrying value of the receivables sold.

FINANCIAL SECTION

The Company and its consolidated subsidiaries retain servicing responsibilities, however no contractual servicing fees are received from the third parties. The investors and the securitization trusts have no or limited recourse rights to the Company and its consolidated subsidiaries’ assets in case of debtors’ default. Appropriate reserves have been established for potential losses relating to the limited recourse of the receivables sold. Also the Company and its consolidated subsidiaries, except for a certain U.S. subsidiary as transferor, do not retain any interest in the receivables sold.

A certain U.S. subsidiary retains the right to receive excess spread resulting from the difference between the yield on the underlying receivables sold and the interest paid on the underlying securities issued, of which the fair value is subject to credit and prepayment risks on the transferred assets and amounted to approximately ¥(282) million ($(2,390) thousand) and ¥373 million under the following key economic assumptions for the years ended March 31, 2003 and 2002, respectively.

	2003	2002
Weighted-average life	48 months	48 months
Prepayment speed over the life	2.3%	1.3%
Expected credit losses over the life	2.2%	1.5%
Discount rate on cash flow	2.4%	1.0%
Variable returns to transferee	4.7%	1.4%

In the years ended March 31, 2003 and 2002, the Company and its consolidated subsidiaries recognized net gains or losses from these securitizations of receivables, which were not material.

The fair value of the retained interests is subject to volatility as a result of changes in assumptions on credit losses, prepayments, and market interest rates. As of March 31, 2003, the fair value of the retained interests would be $0 under a 10% unfavorable sensitivity analysis on key assumptions.

4. Inventories

At March 31, 2003 and 2002, inventories comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Finished products, including finished parts held for sale	¥163,434	¥184,364	$1,385,034
Work in process	47,981	48,763	406,619
Materials and supplies	30,307	33,825	256,839

Total	¥241,722	¥266,952	$2,048,492

5. Investment Securities

Investment securities at March 31, 2003 and 2002, primarily consisted of securities available for sale.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at March 31, 2003 and 2002, are as follows:

	Millions of yen
	Cost	Gross unrealized holding		Fair value
		Gains	Losses
At March 31, 2003
Investment securities available for sale:
Marketable debt securities	¥10	¥0	¥—	¥10
Marketable equity securities	12,602	4,912	1,040	16,474
Other investment securities at cost	14,278	—	—	14,278

	¥26,890	¥4,912	¥1,040	¥30,762

At March 31, 2002
Investment securities available for sale:
Marketable debt securities	¥981	¥—	¥—	¥981
Marketable equity securities	26,094	8,345	971	33,468
Other investment securities at cost	16,202	—	—	16,202

	¥43,277	¥8,345	¥971	¥50,651

	Thousands of U.S. dollars
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2003
Investment securities available for sale:
Marketable debt securities	$85	$0	$—	$85
Marketable equity securities	106,797	41,627	8,814	139,610
Other investment securities at cost	121,000	—	—	121,000

	$227,882	$41,627	$8,814	$260,695

Other investment securities primarily include non-marketable equity securities.

Maturities of marketable debt securities at March 31, 2003 and 2002 primarily fall within one to five years.

Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.

Proceeds from the sales of marketable securities and investment securities available for sale were ¥9,453 million ($80,110 thousand), ¥7,866 million and ¥54,621 million for the years ended March 31, 2003, 2002 and 2001, respectively.

Net realized gains (losses) on sale of investment securities available for sale during the years ended March 31, 2003, 2002 and 2001, amounted to losses of ¥6,454 million ($54,695 thousand) and ¥8,696 million and gains of ¥11,991 million, respectively. They were included in interest and other income or in other of costs and expenses in the accompanying consolidated statements of income. The cost of the marketable securities and investment securities sold was computed based on the average-cost method.

In fiscal 2001, the Company contributed certain marketable equity securities, not those of its subsidiaries and affiliated companies, to an employee retirement benefit trust fully administrated and controlled by an independent bank trustee, with no cash proceeds thereon. The transfer of the available-for-sale securities has been accounted for as a sale in accordance with SFAS No. 140 (a replacement of SFAS No. 125), and, accordingly, the recorded pension liability has been reduced by the fair market value of the transferred securities. The fair market value of those securities at the time of contribution was ¥11,250 million, and the net of realized gain of ¥1,955 million from the transfer of those securities was recognized and included in interest and other income in the accompanying consolidated statement of income for the year ended March 31, 2001.

6. Investments in and Advances to Affiliated Companies

At March 31, 2003 and 2002, investments in and advances to affiliated companies comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Investments in capital stock	¥14,482	¥16,775	$122,729
Advances	4,877	6,394	41,330

Total	¥19,359	¥23,169	$164,059

Dividends received from affiliated companies were ¥221 million ($1,873 thousand), ¥1,234 million and ¥515 million during the years ended March 31, 2003, 2002 and 2001, respectively.

Trade notes and accounts receivable from affiliated companies at March 31, 2003 and 2002, were ¥44,086 million ($373,610 thousand) and ¥28,804 million, respectively.

Short-term loans receivable from affiliated companies at March 31, 2003 and 2002, were ¥15,610 million ($132,288 thousand) and ¥12,574 million, respectively.

Trade notes and accounts payable to affiliated companies at March 31, 2003 and 2002, were ¥5,706 million ($48,356 thousand) and ¥4,015 million, respectively.

Net sales for the years ended March 31, 2003, 2002 and 2001, included net sales to affiliated companies in the amounts of ¥57,418 million ($486,593 thousand), ¥53,359 million and ¥75,634 million, respectively.

Intercompany profits (losses) have been eliminated in the consolidated financial statements.

At March 31, 2003 consolidated unappropriated retained earnings included the companies’ share of undistributed earnings of 50% or less owned companies accounted for by the equity method amounting to ¥5,682 million ($48,153 thousand).

FINANCIAL SECTION

Summarized financial information for affiliated companies at March 31, 2003 and 2002, and for the years ended March 31, 2003, 2002 and 2001, is as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Current assets	¥122,390	¥129,775	$1,037,203
Net property, plant and equipment	59,861	42,656	507,297
Other assets	14,553	13,816	123,331

Total assets	¥196,804	¥186,247	$1,667,831

Current liabilities	¥129,125	¥125,982	$1,094,280
Noncurrent liabilities	37,846	22,767	320,729
Shareholders’ equity	29,833	37,498	252,822

Total liabilities and shareholders’ equity	¥196,804	¥186,247	$1,667,831

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Net sales	¥206,684	¥203,490	¥240,256	$1,751,559

Net income	¥(4,791)	¥129	¥2,424	$(40,602)

7. Property, Plant and Equipment

The major classes of property, plant and equipment at March 31, 2003 and 2002, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Land	¥79,071	¥78,334	$670,093
Buildings	295,788	309,407	2,506,678
Machinery and equipment	660,489	610,917	5,597,364
Construction in progress	15,828	31,669	134,136

Total	1,051,176	1,030,327	8,908,271
Less: accumulated depreciation	(651,089)	(625,026)	(5,517,703)

Net property, plant and equipment	¥400,087	¥405,301	$3,390,568

8. Pledged Assets

At March 31, 2003, assets pledged as collateral for short-term debt, long-term debt and guarantee for debt are as follows:

	Millions of yen	Thousands of U.S. dollars
Trade notes and accounts receivable	¥756	$6,407
Property, plant and equipment—less accumulated depreciation	31,160	264,068

Total	¥31,916	$270,475

The above pledged assets were classified by type of liabilities to which they relate as follows:

	Millions of yen	Thousands of U.S. dollars
Liabilities appearing in the consolidated balance sheets as:
Short-term debt	¥911	$7,720
Long-term debt	29,883	253,246
Guarantee for debt	1,122	9,509

Total	¥31,916	$270,475

9. Goodwill and Other Intangible Assets

The information for intangible assets other than goodwill at March 31, 2003 and 2002 are as follows:

	Millions of yen
	2003			2002
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	¥21,368	¥(11,460)	¥9,908	¥19,230	¥(10,374)	¥8,856
Other	10,183	(2,329)	7,854	11,936	(1,999)	9,937

Total	¥31,551	¥(13,789)	¥17,762	¥31,166	¥(12,373)	¥18,793

Other intangible assets not subject to amortization			5,022			6,018

Total other intangible assets			¥22,784			¥24,811

	Thousands of U.S. dollars
	2003
	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	$181,085	$(97,119)	$83,966
Other	86,297	(19,737)	66,560

Total	$267,382	$(116,856)	$150,526

Other intangible assets not subject to amortization			42,559

Total other intangible assets			$193,085

The aggregate amortization expense of other intangible assets subject to amortization for the year ended March 31, 2003 was ¥5,501 million ($46,619 thousand). The future estimated amortization expenses for each of five years relating to amounts currently recorded in the consolidated balance sheet are as follows:

	Millions of yen	Thousands of U.S. dollars
2004	¥4,994	$42,322
2005	4,144	35,119
2006	3,315	28,093
2007	2,305	19,534
2008	731	6,195

The changes in carrying amounts of goodwill for the year ended March 31, 2003 were as follow:

	Millions of yen	Thousands of U.S. dollars
Balance at beginning of the year	¥5,363	$45,450
Goodwill acquired during the year	529	4,483
Impairment charge at April 1, 2002	(265)	(2,246)
Foreign exchange impact	(77)	(653)

Balance at end of the year	¥5,550	$47,034

FINANCIAL SECTION

In adopting SFAS No. 141 on April 1, 2002, a goodwill impairment loss of ¥265 million ($2,246 thousand) was recognized from the casting goods reporting unit in China and all of the goodwill was impaired.

As of March 31, 2003, goodwill acquired during fiscal year ended March 31, 2003 was allocated to the construction and mining equipment segment.

The following table reconciles previously reported net income (loss) and net income (loss) per share for the years ended March 31, 2002 and 2001, as if the previous of SFAS No. 142 had been ineffective.

	Millions of yen
	2002	2001
Net income (loss):
Reported net income (loss)	¥(80,621)	¥6,913
Goodwill amortization	2,272	1,218
Adjusted net income (loss)	(78,349)	8,131

	Yen
Net income (loss) per share—basic and diluted:
Reported net income (loss)	¥(84.46)	¥7.24
Goodwill amortization	2.38	1.28
Adjusted net income (loss)	(82.08)	8.51

10. Short-Term and Long-Term Debt

Short-term debt primarily consists of short-term bank loans. The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 2003 and 2002, were 2.1% and 2.5%, respectively. The Company and certain consolidated subsidiaries have unused committed lines of credit amounting to ¥42,597 million ($360,992 thousand) with certain financial institutions at the end of fiscal 2003. Long-term debt at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Long-term debt with collateral (Note 8):
Banks, insurance companies and other financial institutions, maturing serially through 2003–2013, weighted-average rate 3.5%
Government-owned banks and government agencies	¥13,310	¥16,047	$112,796
Other	5,460	4,834	46,271
Long-term debt without collateral:
Banks, insurance companies and other financial institutions, maturing serially through 2003–2022, weighted-average rate 2.6%	182,655	103,696	1,547,924
Euro Medium-Term Notes maturing serially through 2003–2007, weighted-average rate 1.8%	52,578	66,235	445,576
6.9% Senior Notes due 2003 (payable in U.S. dollars)	14,063	15,590	119,178
1.8% Convertible Unsecured Bonds due 2004	27,447	27,447	232,602
7.0% Senior Notes due 2005 (payable in U.S. dollars)	8,534	9,461	72,322
1.9% Unsecured Bonds due 2006	35,000	35,000	296,610
1.07% Unsecured Bonds due 2007	20,000	—	169,492
1.45% Unsecured Bonds due 2009	10,000	—	84,746
Capital lease obligations (Note 15)	41,074	20,678	348,085
Other	2,895	811	24,534

Total	413,016	299,799	3,500,136
Less: current maturities	(102,299)	(42,619)	(866,941)

Long-term debt	¥310,717	¥257,180	$2,633,195

The conversion price per share of the 1.8% convertible unsecured bonds at March 31, 2003, was ¥971.2, which was subject to adjustments under certain conditions. These bonds are redeemable any time before maturity at the option of the Company, at the redemption price of 101% of the face amount as of March 31, 2003. If all convertible bonds were converted at March 31, 2003, 28,260,914 shares of the Company’s common stock would be issuable.

In 1996, the Company, Komatsu Finance America Inc. and Komatsu Finance (Netherlands) B.V. (the “Issuers”) registered the US$1.0 billion Euro Medium-Term Note Program (“the Program”) on the London Stock Exchange. On April 1, 1999, the registered amounts of the Program were increased to US$1.2 billion. On March 31, 2000, Komatsu Australia Holdings Pty. Ltd., formerly Komatsu Australia Pty. Ltd. was added as an issuer under the Program. Under the Program, each of the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuers and dealers. Komatsu Finance America Inc. issued ¥34,100 million ($288,983 thousand) during fiscal 2003, and ¥12,000 million during fiscal 2002 of Euro Medium-Term Notes with various interest rates and maturity dates. Komatsu Finance (Netherlands) B.V. issued ¥17,100 million ($144,915 thousand) during fiscal 2003, and ¥9,300 million during fiscal 2002 of Euro Medium-Term Notes with various interest rates and maturity dates.

U.S. dollar interest rates are based on three month LIBOR with borrowing spreads of LIBOR minus 0.1% to LIBOR plus 0.80% and LIBOR minus 0.1% to LIBOR plus 0.59% for the years ended March 31, 2003 and 2002, respectively, depending upon the contracts. The floating interest rates for fiscal 2003 and 2002 ranged from 1.22% to 6.00% and 1.64% to 6.00%, respectively.

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

Under certain loan agreements, the lender may require the borrower to submit proposals for the payment of dividends and other appropriations of earnings for the lender’s review and approval before presentation to the shareholders. The companies have never received such a request.

Annual maturities of long-term debt subsequent to March 31, 2003, excluding SFAS No. 133 market value adjustments of ¥888 million ($7,525 thousand) are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2004	¥103,336	$875,729
2005	51,101	433,059
2006	115,651	980,093
2007	58,338	494,390
2008	39,500	334,746
2009 and thereafter	45,978	389,644

Total	¥413,904	$3,507,661

11. Liability for Pension and Other Retirement Benefits

The Company’s employees, with certain minor exceptions, are covered by a severance payment and pension plan. The plan provides that 70% of the employee benefits are payable as a pension payment, commencing upon retirement at age 60 (mandatory retirement age) and that the remaining benefits are payable as a lump-sum severance payment based on remuneration, years of service and certain other factors at the time of retirement. The plan also provides for lump-sum severance payments, payable upon earlier termination of employment.

The Company’s funding policy is to contribute semiannually the amounts to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

Net periodic cost of the Company’s plan for the years ended March 31, 2003, 2002 and 2001, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Service cost—Benefits earned during the year	¥3,783	¥4,537	¥4,768	$32,059
Interest cost on projected benefit obligation	2,777	3,737	3,826	23,534
Expected return on plan assets	(505)	(1,502)	(1,521)	(4,280)
Net amortization and deferral	3,147	2,368	1,782	26,669
Settlement loss	—	6,419	—	—

Net periodic cost	¥9,202	¥15,559	¥8,855	$77,982

FINANCIAL SECTION

The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the Company’s plan are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Change in benefit obligation:
Benefit obligation, beginning of year	¥99,581	¥120,833	$843,907
Service cost	3,783	4,537	32,059
Interest cost	2,777	3,737	23,534
Actuarial loss	3,146	5,245	26,661
Benefits paid	(11,628)	(34,771)	(98,542)

Benefit obligation, end of year	¥97,659	¥99,581	$827,619

Change in plan assets:
Fair value of plan assets, beginning of year	¥70,783	¥78,245	$599,856
Actual return on plan assets	(6,733)	(6,808)	(57,059)
Employer contribution	4,032	5,297	34,169
Benefits paid	(7,090)	(5,951)	(60,085)

Fair value of plan assets, end of year	¥60,992	¥70,783	$516,881

Funded status	¥(36,667)	¥(28,798)	$(310,737)
Unrecognized net loss	40,641	32,513	344,415
Unrecognized net obligation at transition being recognized over 15 years	787	1,569	6,669
Unrecognized prior service cost being recognized over 15 years	3,080	3,626	26,102

Net amount recognized	¥7,841	¥8,910	$66,449

Net amounts recognized in the consolidated balance sheets consist of:
Liability for pension and retirement benefits	¥(23,722)	¥(16,189)	$(201,034)
Intangible assets included in other assets	3,867	5,195	32,771
Amount included in accumulated other comprehensive income (loss), gross of tax	27,696	19,904	234,712

Net amount recognized	¥7,841	¥8,910	$66,449

Assumptions used in determining costs of the Company’s plan and the funded status information shown above are as follows:

	2003	2002	2001
Weighted-average discount rate	2.3%	2.8%	3.1%
Rate of increase in future compensation levels	2.3%	2.3%	2.3%
Expected long-term rate of return on plan assets	0.7%	1.9%	1.9%

As a result of the changes in the discount rate in fiscal 2003, the benefit obligation as of March 31, 2003, was approximately ¥4,311 million ($36,534 thousand) more than it would have been using the previous 2.8% discount rate. The effect of the changes had an immaterial impact on the net periodic costs.

As described in Note 5, the Company contributed certain marketable equity securities to an employee retirement benefit trust in fiscal 2001. The securities held in this trust are qualified as plan assets under SFAS No.87.

Certain foreign subsidiaries have various funded pension plans, of which the plan assets and the projected benefit obligations are calculated under the provisions of SFAS No. 87. The aggregated fair value of plan assets as of March 31, 2003 and 2002, was approximately ¥11,455 million ($97,076 thousand) and ¥14,873 million, respectively, and the projected benefit obligations as of March 31, 2003 and 2002, were approximately ¥15,939 million ($135,076 thousand) and ¥16,015 million, respectively. Discount rates of 5.5% to 13.0% and expected long-term rates of return on plan assets of 5.5% to 10.0% were used as assumptions in determining the actuarial value of benefit obligations for the years ended March 31, 2003, 2002 and 2001.

Certain domestic subsidiaries also have unfunded severance payment plans and/or pension plans similar to those of the Company for their employees. The aggregated fair value of plan assets as of March 31, 2003 and 2002, was approximately ¥10,752 million ($91,119 thousand) and ¥10,614 million, respectively, and the projected benefit obligations as of March 31, 2003 and 2002, were approximately ¥24,227 million ($205,314 thousand) and ¥24,140 million, respectively. The amounts of net periodic costs of certain foreign and domestic subsidiaries for the years ended March 31, 2003, 2002 and 2001, were ¥3,886 million ($32,932 thousand), ¥5,653 million and ¥5,476 million, respectively.

Directors of the Company and domestic subsidiaries are primarily covered by unfunded retirement allowances plans.

Under the unfunded plans described in the preceding paragraphs, the amounts required if all employees and directors had voluntarily terminated their employment at each balance-sheet date are fully accrued. The payments to directors are subject to shareholders’ approval.

In November 2001, the Company announced a reorganization plan to reduce operating costs primarily through personnel reductions and relocation to affiliates. A voluntary early retirement and relocation to affiliates program was established to encourage reduction of personnel, primarily the Company’s office personnel. Such program expired on February 28, 2002. In connection therewith, approximately 1,300 employees agreed to take early retirement and relocation to affiliates. During fiscal 2002, certain domestic subsidiaries also offered retirement incentive programs. As a result of these actions, the Company and certain subsidiaries charged the related cost of the early retirement program ¥23,712 million as special termination benefits in the consolidated statement of income for fiscal 2002. As of March 31, 2002, the remaining unpaid balance of accrued early termination benefits was ¥12,437 million, which was fully paid out in fiscal 2003. In connection with the early retirement program, the Company recorded a settlement loss of ¥6,419 million in accordance with SFAS No. 88 “Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” for the year ended March 31, 2002 which is also included in special termination benefit.

Total expenses of all severance payment and pension plan premiums charged to income for the years ended March 31, 2003, 2002 and 2001, were ¥13,274 million ($112,492 thousand), ¥42,779 million and ¥15,033 million, respectively, and included the additional severance payment under the retirement incentive programs in 2002.

Certain foreign subsidiaries have postretirement benefit plans other than pensions, which are primarily not funded. The accumulated postretirement benefit obligation at March 31, 2003 and 2002, was ¥11,773 million ($99,771 thousand) and ¥8,880 million, respectively, and the accrued postretirement benefit obligation at March 31, 2003 and 2002, was ¥4,291 million ($36,364 thousand) and ¥4,375 million, respectively. The amounts of net periodic postretirement benefits other than pensions for the years ended March 31, 2003, 2002 and 2001, were not material.

12. Shareholders’ Equity

(1) Common Stock and Capital Surplus

The Commercial Code of Japan (“the Code”) permits, upon approval of the Board of Directors, transfer of amounts from capital surplus to the common stock. Prior to October 2001, the Company from time to time made free share distributions that were accounted for by a transfer from capital surplus to common stock of the aggregate par value of shares issued. Effective on October 2001, the Code requires no accounting recognition for such free share distribution. Publicly owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing appropriate capital accounts by an amount equal to the fair value of the shares issued.

If such United States practice had been applied to the cumulative free distributions made by the Company, capital surplus at March 31, 2003, would have been increased by ¥103,189 million ($874,483 thousand) with a corresponding decrease in unappropriated retained earnings. At March 31, 2003 and 2002, affiliated companies owned 1,970,064 and 1,581,432 shares of the Company’s common stock, respectively.

(2) Retained Earnings Appropriated for Legal Reserve

Effective October 1, 2001, the Code provides that an amount at least equal to 10% of all cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated as a legal reserve until the total amount of capital surplus and legal reserve equals 25% of the stated amount of common stock. Capital surplus and legal reserve may be used to eliminate or reduce a deficit by the resolution of the shareholders meeting or may be transferred to common stock by resolution of the Board of Directors. On condition that the total amount of capital surplus and legal reserve remains being equal to or exceeding 25% of common stock, they are available for distribution and certain other purposes by the resolution of the shareholders’ meeting.

(3) Retained Earnings and Dividends

The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company’s general books of account maintained in accordance with generally accepted Japanese accounting practices. The adjustments included in the accompanying financial statements but not recorded in the general books of account, as explained under “Basis of Financial Statements” in Note 1, have no effect on the determination of retained earnings available for dividends under the Code. In addition to the Code provision requiring an appropriation for legal reserve as discussed above, the Code imposes certain limitations on the amount of retained earnings available for dividends. Accordingly, retained earnings of ¥213,749 million ($1,811,432 thousand), included in the Company’s general books of account as of March 31, 2003 is available for dividends under the Code.

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

FINANCIAL SECTION

Such dividends are payable to shareholders of record at the end of each such fiscal or interim six-month period.

The Board of Directors intends to recommend to the shareholders, at the next general meeting to be held on June 26, 2003, payment of a cash dividend totaling ¥2,978 million ($25,237 thousand) to shareholders of record on March 31, 2003. In accordance with the Code, the intention of this dividend has not been reflected in the consolidated financial statements as of March 31, 2003. Dividends are reported in the Consolidated Statements of Shareholders’ Equity when approved and paid.

(4) Stock Option Plan

On June 26, 2002, the shareholders authorized the acquisition of 10,000,000 shares of the Company’s common stock for the total consideration not exceeding ¥5,000 million ($42,373 thousand) during the period up to the close of the following annual general shareholders’ meeting in June 2003. On June 27, 2001, the shareholders authorized the acquisition of 1,100,000 shares of the Company’s common stock for the total consideration not exceeding ¥1,000 million during the period up to the close of the following annual general shareholders’ meeting in fiscal 2002. On June 28, 2000, the shareholders authorized the acquisition of 1,200,000 shares of the Company’s common stock for the total consideration not exceeding ¥1,000 million during the period up to the close of the following annual general shareholders’ meeting in fiscal 2001. The Company intends to transfer such treasury shares to directors and certain employees under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is set to equal an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange at the date of the grant. Based on the resolutions of the shareholders’ meeting on June 26, 2002, June 27, 2001 and June 28, 2000, the Company acquired 950,000 shares, 1,100,000 shares and 1,200,000 shares of its common stock from the market for the plan during the years ended March 31, 2003, 2002 and 2001, respectively. The options vest 100% on each of the grant dates and were and will be exercisable from August 1, 2003, August 1, 2002 and July 1, 2001.

The Company uses the intrinsic value measurement prescribed by APB Opinion No. 25 to account for stock options and no additional compensation cost was recorded as exercise prices were at least equal to the market price at the date of grant in the years ended March 31, 2003, 2002 and 2001.

The following table summarizes information about stock option activity for fiscal 2003, 2002 and 2001:

	Number of shares	Weighted average exercise price		Weighted average remaining life	Exercise price
		Yen	U.S. dollars		Low	High
Outstanding at March 31, 2000	2,180,000	¥765
Granted	1,200,000	¥758
Exercised	(10,000)	¥700
Canceled or Expired	—	—

Outstanding at March 31, 2001	3,370,000	¥763
Granted	1,100,000	¥559
Exercised	—	—
Canceled or Expired	—	—

Outstanding at March 31, 2002	4,470,000	¥713
Granted	950,000	¥445	$3.77
Exercised	—
Cancelled or Expired	(20,000)	¥559	$4.74

Outstanding at March 31, 2003	5,400,000	¥666	$5.64	3.17 years	¥445	¥820

[Exercisable at March 31, 2002]	3,370,000	¥763
[Exercisable at March 31, 2003]	4,450,000	¥713	$6.04

The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2003	2002	2001
Grant-date fair value	¥79 ($0.67)	¥123	¥230
Expected life	6 years	6 years	6 years
Risk-free rate	0.58%	0.64%	1.47%
Expected volatility	30.00%	30.00%	32.00%
Expected dividend yield	1.54%	1.15%	0.79%

13. Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative instruments, and is included in the consolidated statements of shareholders’ equity.

Accumulated other comprehensive income (loss) at March 31, 2003, 2002 and 2001, is as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Foreign currency translation adjustments:
Balance, beginning of year	¥(10,344)	¥(29,340)	¥(39,724)	$(87,661)
Adjustment for change of fiscal period of consolidated subsidiaries	—	9,444	—	—
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	(6,585)	9,552	10,384	(55,805)

Balance, end of year	¥(16,929)	¥(10,344)	¥(29,340)	$(143,466)

Net unrealized holding gains on securities available for sale:
Balance, beginning of year	¥3,055	¥7,249	¥23,467	$25,890
Net decrease	(1,792)	(4,194)	(16,218)	(15,187)

Balance, end of year	¥1,263	¥3,055	¥7,249	$10,703

Pension liability adjustments:
Balance, beginning of year	¥(10,927)	¥(7,113)	¥(3,333)	$(92,602)
Adjustment for change of fiscal period of consolidated subsidiaries	—	3	—	—
Adjustment for the year	(4,551)	(3,817)	(3,780)	(38,567)

Balance, end of year	¥(15,478)	¥(10,927)	¥(7,113)	$(131,169)

Net unrealized holding gains (losses) on derivative instruments:
Balance, beginning of year	¥(177)	¥—	¥—	$(1,500)
Cumulative effect of accounting change	—	(670)	—	—
Net increase (decrease)	(1,660)	493	—	(14,068)

Balance, end of year	¥(1,837)	¥(177)	¥—	$(15,568)

Total accumulated comprehensive income (loss)
Balance, beginning of year	¥(18,393)	¥(29,204)	¥(19,590)	$(155,873)
Adjustment for change of fiscal period of consolidated subsidiaries	—	9,447	—	—
Other comprehensive income (loss) for the year	(14,588)	1,364	(9,614)	(123,627)

Balance, end of year	¥(32,981)	¥(18,393)	¥(29,204)	$(279,500)

FINANCIAL SECTION

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2003:
Foreign currency translation adjustments	¥(6,585)	¥—	¥(6,585)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	(1,683)	702	(981)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	(1,885)	1,074	(811)

Net unrealized gains (losses)	(3,568)	1,776	(1,792)
Pension liability adjustments	(7,651)	3,100	(4,551)

Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(1,931)	806	(1,125)
Net (gains) or losses reclassified into earnings	(918)	383	(535)

Net unrealized gains (losses)	(2,849)	1,189	(1,660)

Other comprehensive income (loss)	¥(20,653)	¥6,065	¥(14,588)

2002:
Foreign currency translation adjustments	¥9,552	¥—	¥9,552
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	(6,159)	2,571	(3,588)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	(1,183)	577	(606)

Net unrealized gains (losses)	(7,342)	3,148	(4,194)
Pension liability adjustments	(6,551)	2,734	(3,817)

Net unrealized holding gains (losses) on derivative instruments:
Cumulative effect of accounting change	(1,150)	480	(670)
Changes in fair value of derivatives	24	(10)	14
Net (gains) or losses reclassified into earnings	822	(343)	479

Net unrealized gains (losses)	(304)	127	(177)

Other comprehensive income (loss)	¥(4,645)	¥6,009	¥1,364

2001:
Foreign currency translation adjustments	¥10,384	¥—	¥10,384
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	(40,774)	17,019	(23,755)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	11,374	(3,837)	7,537

Net unrealized gains (losses)	(29,400)	13,182	(16,218)
Pension liability adjustments	(6,488)	2,708	(3,780)

Other comprehensive income (loss)	¥(25,504)	¥15,890	¥(9,614)

	Thousands of U.S. dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2003:
Foreign currency translation adjustments	$(55,805)	$—	$(55,805)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	(14,262)	5,949	(8,313)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	(15,975)	9,102	(6,873)

Net unrealized gains (losses)	(30,237)	15,051	(15,186)
Pension liability adjustments	(64,839)	26,271	(38,568)

Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(16,364)	6,830	(9,534)
Net (gains) or losses reclassified into earnings	(7,780)	3,246	(4,534)

Net unrealized gains (losses)	(24,144)	10,076	(14,068)

Other comprehensive income (loss)	$(175,025)	$51,398	$(123,627)

14. Income Taxes

Income (loss) before income taxes, minority interests and equity in earnings and income taxes for the years ended March 31, 2003, 2002 and 2001, were as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Income (loss) before income taxes:
Domestic	¥(810)	¥(26,553)	¥32,703	$(6,865)
Foreign	13,715	(80,171)	(12,639)	116,229

	¥12,905	¥(106,724)	¥20,064	$109,364

Income taxes:
Current—
Domestic	¥4,512	¥3,196	¥21,331	$38,237
Foreign	2,169	718	(379)	18,381

	6,681	3,914	20,952	56,618

Deferred—
Domestic	1,636	(15,511)	(4,691)	13,865
Foreign	(2,349)	(10,333)	(2,546)	(19,907)

	(713)	(25,844)	(7,237)	(6,042)

Total	¥5,968	¥(21,930)	¥13,715	$50,576

Total income taxes recognized for the years ended March 31, 2003, 2002 and 2001 were applicable to the following:
	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Income (loss) before income taxes, minority interests and equity in earnings	¥5,968	¥(21,930)	¥13,715	$50,576
Other comprehensive income (loss):
Net unrealized holding gains on securities available for sale	(1,776)	(3,148)	(13,182)	(15,071)
Pension liability adjustments	(3,100)	(2,734)	(2,708)	(26,271)
Net unrealized holding gains (losses) on derivative instruments	(1,189)	(127)	—	(10,076)

Total income taxes	¥(97)	¥(27,939)	¥(2,175)	$(822)

Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 2003 and 2002, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Deferred tax assets:
Allowances provided, not yet recognized for tax	¥4,560	¥4,752	$38,644
Accrued expenses	27,922	22,499	236,627
Property, plant and equipment	22,738	23,844	192,695
Inventories	10,688	6,555	90,576
Net operating loss carryforwards	46,607	58,143	394,974
Research and development expenses	3,866	4,502	32,763
Other	10,453	10,635	88,585

Total gross deferred tax assets	126,834	130,930	1,074,864

Less valuation allowance	(47,194)	(47,847)	(399,949)

Net deferred tax assets	¥79,640	¥83,083	$674,915

Deferred tax liabilities:
Unrealized holding gains on securities available for sale	¥1,442	¥3,090	$12,220
Deferral of profit from installment sales	1,183	2,398	10,025
Property, plant and equipment	11,936	15,287	101,153
Other	4,484	7,409	38,000

Total deferred tax liabilities	¥19,045	¥28,184	$161,398

FINANCIAL SECTION

The net change in the total valuation allowance for the years ended March 31, 2003 and 2002, was a decrease of ¥653 million ($5,534 thousand) and an increase of ¥27,871 million, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the companies will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2003. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company and its domestic subsidiaries are subject to a National Corporate tax rate of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 10%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41.7%. The inhabitant tax rate and Enterprise tax rate vary by local jurisdiction. In March 2003, Japanese government approved the Amendments to Local Tax Law, which reduce standard business tax rates as well as additionally levying business tax based on corporate size. It will be effective for the year beginning on and after April 1, 2004. Consequently, combined statutory tax rate will be lowered to approximately 40.5% effective for deferred tax assets and liabilities expected to be settled or realized commencing April 1, 2004 and the effect of the tax rate change of ¥277 million ($2,347 thousand) was charged to income taxes.

The differences between the combined statutory tax rates and the effective tax rates for the years ended March 31, 2003, 2002 and 2001, are summarized as follows:

	2003	2002	2001
Combined statutory tax rate	41.7%	(41.7)%	41.7%
Increase (decrease) in tax rates resulting from:
Increase in valuation allowance	23.2	13.3	23.1
Expenses not deductible for tax purposes	9.3	1.6	6.6
Realization of tax benefits on operating losses of subsidiaries	(4.2)	—	(1.3)
Income of foreign subsidiaries taxed at lower than Japanese normal rate	(4.7)	3.9	(5.0)
Realization of tax benefit for allowance for investment in subsidiary	(20.3)	—	—
Effect of tax rate change	2.2	—	—
Other, net	(1.0)	2.3	3.3

Effective tax rate	46.2%	(20.6)%	68.4%

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2003, no deferred tax liabilities were recognized for undistributed earnings of foreign subsidiaries aggregating ¥58,223 million ($493,415 thousand), because the Company currently does not expect those earnings to be distributed. The amount of unrecognized deferred tax liability associated with undistributed earnings was approximately ¥5,808 million ($49,220 thousand). At March 31, 2003, the Company and certain subsidiaries had operating loss carryforwards aggregating approximately ¥124,304 million ($1,053,424 thousand), which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
Within 5 years	¥39,523	$334,941
6 to 20 years	68,621	581,534
Indefinite periods	16,160	136,949

Total	¥124,304	$1,053,424

15. Rent Expenses

The companies lease office space and equipment and employee housing under cancelable and non-cancelable lease agreements. Rent expenses under operating leases amounted to ¥12,944 million ($106,695 thousand), ¥16,915 million and ¥16,128 million, respectively, for the years ended March 31, 2003, 2002 and 2001. Lease contracts for equipment that qualify as capital leases in conformity with SFAS No. 13 have been capitalized. At March 31, 2003, the future minimum lease payments under these leases are as follows:

	Millions of yen			Thousands of U.S. dollars
Year ending March 31	Capital leases	Operating lease commitments	Total	Capital leases	Operating lease commitments	Total
2004	¥16,052	¥1,737	¥17,789	$136,034	$14,720	$150,754
2005	11,636	1,615	13,251	98,610	13,686	112,296
2006	7,860	1,257	9,117	66,610	10,653	77,263
2007	4,144	1,032	5,176	35,119	8,746	43,865
2008	2,148	893	3,041	18,203	7,568	25,771
Thereafter	2,317	2,840	5,157	19,636	24,068	43,704

Total minimum lease payments	¥44,157	¥9,374	¥53,531	$374,212	$79,441	$453,653

Less: amounts representing interest	(3,083)			(26,127)

Present value of net minimum capital lease payments	¥41,074			$348,085

16. Net Income (Loss) per Share

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations is as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Income (loss) before cumulative effect of change in accounting principle	¥3,274	¥(80,621)	¥6,913	$27,746
Effect of dilutive securities:
1.8% Japanese yen convertible bonds, due 2004	—	—	—	—
Stock options	—	—	—	—

Diluted net income (loss)	¥3,274	¥(80,621)	¥6,913	$27,746

	Number of shares
	2003	2002	2001
Average common shares outstanding, less treasury stocks	973,306,865	954,530,062	955,250,229
Dilutive effect of:
1.8% Japanese yen convertible bonds, due 2004	—	—	—
Stock options	—	—	—

Diluted common shares outstanding	973,306,865	954,530,062	955,250,229

	Yen			U.S. cents
	2003	2002	2001	2003
Income (loss) before cumulative effect of change in accounting principle per share:
Basic	¥3.36	¥(84.46)	¥7.24	2.8	¢
Diluted	3.36	(84.46)	7.24	2.8

1.8% Japanese yen convertible bonds, due 2004 (28,260,914 shares assuming that the bonds are fully converted), and shares under the Company’s stock option scheme (5,400,000 shares, 4,470,000 shares and 3,370,000 shares for the years ended March 31, 2003, 2002 and 2001, respectively) were excluded from the above net diluted income (loss) per share calculations because the effect would have been antidilutive.

FINANCIAL SECTION

17. Commitments and Contingent Liabilities

At March 31, 2003, the companies were contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥16,975 million ($143,856 thousand) (Note 3) and also as guarantors of indebtedness of others, including letters of awareness and keep-well agreements aggregating ¥21,500 million ($182,203 thousand), including ¥3,117 million ($26,415 thousand) relating to affiliated companies. With regard to sale of a subsidiary, the Company guarantees to the purchaser to pay up to ¥4,258 million ($36,085 thousand) as of March 31, 2003 relating to the credit risk of subsidiary’s outstanding receivables at the time of the sale. Management of the Company believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Commitments for capital expenditures outstanding at March 31, 2003, aggregated approximately ¥5,600 million ($ 47,458 thousand).

The companies are involved in certain legal actions and claims arising in the ordinary course of their business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on the companies’ financial position.

The companies have business activities with customers, dealers and associates around the world and their trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on their trade receivables in excess of established allowances.

The companies also issue contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Change in accrued product warranty cost for the year ended March 31, 2003 is summarized as follows:

	Millions of yen	Thousands of U.S. dollars
Balance at beginning of year	¥11,193	$94,856
Addition	12,624	106,983
Utilization	(11,815)	(100,127)
Other	(208)	(1,763)

Balance at end of year	¥11,794	$99,949

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

The companies operate internationally which expose the companies to the foreign exchange risk against existing assets and liabilities and transactions denominated in foreign currencies (principally the U.S. dollar and the Euro). In order to reduce these risks, the companies execute forward exchange contracts and option contracts based on their projected cash flow in foreign currencies.

The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but they do not expect any counterparties to fail to meet their obligations because of the high credit rating of the counterparties.

Fair Value Hedges

The companies use derivative financial instruments designated as fair value hedges to manage primarily interest rate and foreign exchange risks associated with debt obligations. Principally cross-currency swap, interest rate swap and foreign exchange contracts are used to hedge such risk for debt obligations. Changes in fair value of the hedged debt obligations and derivative instruments designated as fair value hedge are offset and recognized in other expense. For the year ended March 31, 2003, hedge ineffectiveness resulting from fair value hedging activities was not material to the companies’ result of operations. During the same period, no fair value hedges were discontinued.

Cash Flow Hedges

The companies use derivative financial instruments designated as cash flow hedges to manage the companies’ foreign exchange risks associated with forecasted transactions and the companies’ interest risks associated with debt obligations. For transactions denominated in foreign currencies, the companies typically hedge forecasted and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, the companies enter into interest rate swap contracts to manage the changes in cash flows. The companies record the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss). These amounts are reclassified into earnings through interest and other income or expense when the hedged items impact earnings. Approximately ¥549 million ($4,653 thousand) of existing loss included in accumulated other comprehensive income (loss) at March 31, 2003 will be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the year ended March 31, 2003 as a result of anticipated transactions that are no longer probable of occurring.

Undesignated Derivative Instruments

The companies have entered into interest rate swap contracts not designated as hedging instruments under SFAS No. 133 as a means of managing the Company and its group companies’ interest rate exposures for short-term and long-term debts. Forward contracts and option contracts not designated as hedging instruments under SFAS No. 133 are also used to hedge certain foreign currency exposures. The changes in fair value of such instruments are recognized currently in earnings.

Notional principal amounts of derivative financial instruments outstanding at March 31, 2003 and 2002 are as follows.

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Forwards and options:
Sale of foreign currencies	¥31,262	¥28,870	$264,932
Purchase of foreign currencies	37,770	27,328	320,085
Option contracts (purchased)	3,772	3,171	31,966
Option contracts (sold)	361	—	3,059
Interest swap, currency swap and interest rate cap agreement	245,973	308,477	2,084,517

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

FINANCIAL SECTION

(5) Derivative Financial Instruments

The fair values of derivative financial instruments, consisting principally of foreign currency contracts and interest swap agreements, are estimated by obtaining quotes from brokers.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, as of March 31, 2003 and 2002, are summarized as follows:

	Millions of yen				Thousands of U.S. dollars
	2003		2002		2003
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities	¥30,762	¥30,762	¥50,651	¥50,651	$260,695	$260,695
Long-term debt, including current portion	413,016	407,952	299,799	296,143	3,500,136	3,457,220
Derivatives:
Foreign exchange contracts
Assets	297	297	983	983	2,517	2,517
Liabilities	1,917	1,917	657	657	16,246	16,246
Interest rate swap, cross currency swap and cap agreements
Assets	536	536	786	786	4,542	4,542
Liabilities	4,242	4,242	10,872	10,872	35,949	35,949

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

20. Business Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services.

The companies operate on a worldwide basis principally with three operating segments: 1) Construction and mining equipment, 2) Electronics, 3) Others.

The following tables present certain information regarding the companies’ operating segments and geographic information at March 31, 2003, 2002 and 2001, and for the years then ended:

Operating segments:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Net sales:
Construction and mining equipment—
Customers	¥767,840	¥731,340	¥718,147	$6,507,119
Intersegment	6,620	7,018	7,400	56,101

Total	774,460	738,358	725,547	6,563,220
Electronics—
Customers	85,182	76,769	117,745	721,881
Intersegment	159	236	492	1,348

Total	85,341	77,005	118,237	723,229
Others—
Customers	236,782	227,782	260,477	2,006,627
Intersegment	37,754	37,191	49,221	319,949

Total	274,536	264,973	309,698	2,326,576
Elimination	(44,533)	(44,445)	(57,113)	(377,398)

Consolidated	¥1,089,804	¥1,035,891	¥1,096,369	$9,235,627

Operating income (loss):
Construction and mining equipment	¥28,990	¥881	¥22,203	$245,678
Electronics	(849)	(14,925)	2,887	(7,195)
Others	8,841	4,976	6,450	74,924

Total	36,982	(9,068)	31,540	313,407
Corporate expenses and elimination	(3,804)	(4,153)	(3,725)	(32,238)

Consolidated operating income	33,178	(13,221)	27,815	281,169
Interest and other income	13,436	34,278	30,718	113,864
Interest expense	14,693	16,842	22,194	124,517
Other expenses	19,016	110,939	16,275	161,152

Consolidated income (loss) before income taxes	¥12,905	¥(106,724)	¥20,064	$109,364

Identifiable assets:
Construction and mining equipment	¥853,644	¥879,732	¥868,611	$7,234,271
Electronics	165,090	181,746	240,592	1,399,068
Others	219,687	231,287	254,960	1,861,754
Corporate assets and elimination	67,933	47,517	39,032	575,704

Consolidated	¥1,306,354	¥1,340,282	¥1,403,195	$11,070,797

Depreciation and amortization:
Construction and mining equipment	¥46,137	¥36,442	¥32,317	$390,992
Electronics	14,966	17,235	20,210	126,830
Others	7,719	6,217	11,388	65,415

Consolidated	¥68,822	¥59,894	¥63,915	$583,237

Capital expenditures:
Construction and mining equipment	¥50,125	¥46,354	¥47,380	$424,788
Electronics	10,474	18,927	16,476	88,763
Others	9,874	9,187	15,454	83,678

Consolidated	¥70,473	¥74,468	¥79,310	$597,229

Transfers between segments are made at estimated arm’s-length prices. Operating income (loss) represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes.

Other expenses include impairment loss on long-lived assets in the electronics segment of ¥52,242 million and ¥4,337 million for the years ended March 31, 2002 and 2001, respectively.

FINANCIAL SECTION

Geographic information:

Net sales recognized by sales destination for the years ended March 31, 2003, 2002 and 2001 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Japan	¥458,000	¥478,187	¥586,865	$3,881,356
Americas	251,371	262,341	241,091	2,130,263
Europe	145,455	128,029	126,479	1,232,669
Asia (excluding Japan) and Oceania	176,177	126,363	117,136	1,493,025
Middle East and Africa	58,801	40,971	24,798	498,314

Consolidated net sales	¥1,089,804	¥1,035,891	¥1,096,369	$9,235,627

Net sales recognized by geographic origin and long-lived assets at March 31, 2003, 2002 and 2001, and for the years then ended are as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Net sales:
Japan	¥558,798	¥564,537	¥662,025	$4,735,576
U.S.A.	257,027	266,701	241,745	2,178,195
Europe	132,165	108,191	112,257	1,120,042
Other	141,814	96,462	80,342	1,201,814

Total	¥1,089,804	¥1,035,891	¥1,096,369	$9,235,627

Long-lived assets:
Japan	¥307,187	¥309,315	¥320,194	$2,603,280
U.S.A.	103,504	115,812	139,132	877,152
Europe	12,857	13,913	9,664	108,957
Other	31,560	31,701	32,670	267,458

Total	¥455,108	¥470,741	¥501,660	$3,856,847

No individual country within Europe or other areas had a material impact on net sales or long-lived assets. There were no sales to a single major external customer for the years ended March 31, 2003, 2002 and 2001.

The above long-lived assets consist primarily of land, buildings and equipment.

The following information shows net sales and operating income (loss) recognized by geographic origin for the years ended March 31, 2003, 2002 and 2001. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Net sales:
Japan—
Customers	¥558,798	¥564,537	¥662,025	$4,735,576
Intersegment	161,037	125,525	142,645	1,364,721

Total	719,835	690,062	804,670	6,100,297

Americas—
Customers	257,351	267,111	242,182	2,180,941
Intersegment	10,661	17,070	10,194	90,347

Total	268,012	284,181	252,376	2,271,288

Europe—
Customers	132,165	108,191	112,257	1,120,042
Intersegment	10,240	9,682	13,551	86,780

Total	142,405	117,873	125,808	1,206,822

Others—
Customers	141,490	96,052	79,905	1,199,068
Intersegment	8,124	6,869	3,652	68,847

Total	149,614	102,921	83,557	1,267,915
Elimination	(190,062)	(159,146)	(170,042)	(1,610,695)

Consolidated	¥1,089,804	¥1,035,891	¥1,096,369	$9,235,627

Operating income (loss):
Japan	¥25,748	¥130	¥29,253	$218,203
Americas	(1,913)	(10,562)	(2,302)	(16,212)
Europe	2,793	3,077	5,945	23,670
Others	8,971	(354)	364	76,025
Corporate and elimination	(2,421)	(5,512)	(5,445)	(20,517)

Consolidated	¥33,178	¥(13,221)	¥27,815	$281,169

Identifiable assets:
Japan	¥930,650	¥948,294	¥1,030,872	$7,886,865
Americas	314,605	354,438	343,967	2,666,144
Europe	89,744	82,102	83,389	760,542
Others	122,253	106,626	98,057	1,036,042
Corporate assets and elimination	(150,898)	(151,178)	(153,090)	(1,278,796)

Consolidated	¥1,306,354	¥1,340,282	¥1,403,195	$11,070,797

Overseas sales:
Americas	¥251,371	¥262,341	¥241,091	$2,130,263
Europe	145,455	128,029	126,479	1,232,669
Others	234,978	167,334	141,934	1,991,339

Total	¥631,804	¥557,704	¥509,504	$5,354,271

Transfers between segments are made at estimated arm’s-length prices. Operating income (loss) represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and investment securities maintained for general corporate purposes.

FINANCIAL SECTION

21. Supplementary Information to Statements of Income

Research and development expenses, and advertising costs are charged to expense as incurred.

Research and development expenses charged to costs and expenses for the years ended March 31, 2003, 2002 and 2001, amounted to ¥39,027 million ($330,737 thousand), ¥44,083 million and ¥45,282 million, respectively.

Advertising expenses charged to costs and expenses as incurred for the years ended March 31, 2003, 2002 and 2001, amounted to ¥3,446 million ($29,203 thousand), ¥5,119 million and ¥5,369 million, respectively.

Exchange gains (losses) for the years ended March 31, 2003, 2002 and 2001 amounted to losses of ¥1,507 million ($12,771 thousand), losses of ¥1,109 million and gains of ¥2,908 million, respectively.

Independent Auditor’s Report

To the Shareholders and the Board of Directors of Komatsu Ltd.:

We have audited the accompanying consolidated balance sheets of KOMATSU LTD. (a Japanese corporation) and consolidated subsidiaries as of March 31, 2003 and March 31, 2002 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2003, expressed in yen. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and consolidated subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company and its subsidiaries adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective April 1, 2002 and the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging-Activities,” effective April 1, 2001.

The accompanying consolidated financial statements as of and for the year ended March 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

Tokyo, Japan

May 9, 2003

KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

SUPPLEMENTAL NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TO CONFORM WITH REGULATION S-X

A.	DEFERRED INCOME TAXES AND OTHER CURRENT ASSETS

At March 31, 2003 and 2002 deferred income taxes and other current assets were comprised of the following:

	Millions of Yen		Thousands of U.S. dollars
	2003	2002	2003
Prepaid expenses	¥5,598	¥2,634	$47,441
Short-term loans receivable:
Affiliated companies	15,610	12,574	132,288
Other	9,400	20,374	80,084

Total	25,060	32,948	212,372

Deferred income taxes	37,724	43,313	319,695
Other	27,437	30,534	232,517

Total	¥95,819	¥109,429	$812,025

B.	DEFERRED INCOME TAXES AND OTHER CURRENT LIABILITIES

At March 31, 2003 and 2002 deferred income taxes and other current liabilities comprised of the following:

	Millions of Yen		Thousands of U.S. dollars
	2003	2002	2003
Accrued expenses	¥100,166	¥150,810	$848,865
Derivative financial instruments	2,652	4,299	22,474
Customers’ advances and employees’ deposits	15,777	15,445	133,704
Deferred income taxes	377	10	3,195

Total	¥118,972	¥170,564	$1,008,238

C.	INTEREST AND OTHER INCOME

Interest and other income for the years ended March 31, 2003, 2002 and 2001 were comprised of the following:

	Millions of Yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Interest and other income:
Interest-
Installment receivables	¥2,487	¥5,960	¥6,755	$21,076
Other	5,638	3,613	3,622	47,780
Dividends	816	1,324	1,073	6,915
Net gains on sales of marketable securities and investments	—	—	11,991	—
Gains on sales of property	2,769	16,454	3,440	23,466
Insurance commission	516	547	533	4,373
Gain on electric contract settlement	—	5,665	—	—
Miscellaneous	1,210	715	3,304	10,254

Total	¥13,436	¥34,278	¥30,718	$113,864

D.	OTHER EXPENSE

Other expense for the years ended March 31, 2003, 2002 and 2001 were comprised of the following:

	Millions of Yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Other expense:
Loss on marketable securities	¥6,454	¥8,696	¥—	$54,695
Loss on disposal or sale of fixed assets	3,333	7,202	5,565	28,246
Exchange gain or loss, net	1,507	1,109	—	12,771
Other	7,722	11,559	6,373	65,440

Total	¥19,016	¥28,566	¥11,938	$161,152

SCHEDULE II

KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

	Millions of Yen						Thousands of U.S. dollars
Column A	Column B	Column C		Column D		Column E	Column E
Description	Balance at beginning of fiscal period	Additions		Deductions		Balance at end of fiscal period	Balance at end of fiscal period
		Charged to costs and expenses	Charged to Other accounts
Valuation and qualifying accounts deducted from assets to which they apply:

Allowance for doubtful receivables
Year ended March 31, 2003	15,221	2,139	—	8,297	(a)	9,063	76,805

Year ended March 31, 2002 (c)	¥10,061	¥8,126	—	¥2,966	(a)	¥15,221

Year ended March 31, 2001	¥12,208	¥—	—	¥1,210	(a)	¥10,998

Valuation allowance of deferred tax assets
Year ended March 31, 2003	¥47,847	¥3,004	(3,112)	¥545	(b)	¥47,194	$399,949

Year ended March 31, 2002 (c)	¥19,910	¥37,547	—	¥9,610	(b)	¥47,847

Year ended March 31, 2001	¥20,551	¥8,621	—	¥9,196	(b)	¥19,976

(a)	Principally uncollectible accounts and notes charged to the allowance
(b)	Realization or expiration of net operating loss carryforwards
(c)	At the beginning of fiscal 2002, the Company changed the consolidated closing date for certain overseas subsidiaries from December 31 to March 31. As a result, balance at April 1, 2001 does not tie into balance at March 31, 2001.

Independent Auditor’s Report

To the Shareholders and the Board of Directors of Komatsu Ltd.:

We have audited the consolidated financial statements of KOMATSU LTD. (a Japanese corporation) and consolidated subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and consolidated subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company and consolidated subsidiaries adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective April 1, 2002 and the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” effective April 1, 2001.

The accompanying consolidated financial statements and the related financial statements schedules as of and for the year ended March 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

/s/ KPMG

Tokyo, Japan

May 9, 2003

B-1

EXHIBIT INDEX

Exhibit number	Title	Subsequently Numbered Page
Exhibit (1.1)	Articles of Incorporation of Komatsu Ltd. (Translation)	1

Exhibit (1.2)	Regulations of The Board of Directors	7

Exhibit (1.3)	Share Handling Regulation	9

Exhibit (12) a.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company	15

Exhibit (12) b.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company	16

Exhibit (13) a.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company	17

Exhibit (13) b.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company	18