Form 20-F
period 2004-03-31
KOMATSU LTD
filed 2004-09-03
CIK 56594

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

998,744,060

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒,    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒ .

In this document, KOMATSU LTD. is hereinafter referred to as the “Company,” and together with its consolidated subsidiaries, as “Komatsu.”

Cautionary Statement with respect to forward–looking statements:

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected Financial Data

The following data for each of the fiscal years ended March 31, 2000 – 2004 has been derived from the Company’s audited consolidated financial statements. It should be read in conjunction with the Company’s audited consolidated balance sheets as of March 31, 2003 and 2004, the related consolidated statements of income, shareholders’ equity and cash flows for the three years ended March 31, 2002 – 2004 and the notes thereto that appear elsewhere in this annual report.

	(Millions of yen, except per share amounts)
	2004	2003	2002	2001	2000
Income Statement Data:
Net Sales	1,196,418	1,089,804	1,035,891	1,096,369	1,055,654
Income (loss) before income taxes, minority interests and equity in earnings	27,036	12,905	(106,724)	20,064	19,395
Income taxes	(3,519)	5,968	(21,930)	13,715	9,950
Net income (loss)	26,963	3,009	(80,621)	6,913	13,395
Per Share Data:
Net income (loss)
_ Basic	27.17	3.09	(84.46)	7.24	13.85
_ Diluted	27.16	3.09	(84.46)	7.24	13.76
Cash dividends
Yen	6.00	6.00	6.00	6.00	6.00
U.S. cents	5.77	5.10	4.50	4.80	5.80
Depreciation and amortization	67,763	68,822	59,894	63,915	61,500
Capital expenditures	78,049	70,473	74,468	79,310	57,728
Research and development expenses	42,602	39,027	44,083	45,282	42,460

	(Millions of yen)
Balance Sheets Data:
Total Assets	1,348,645	1,306,354	1,340,282	1,403,195	1,375,280
Shareholders’ Equity	425,507	395,366	395,143	474,257	490,454
Number of Shares issued at year-end	998,744,060	998,744,060	958,921,701	958,921,701	968,921,701

The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S. dollar during the periods indicated. The average yen exchange rates represent average noon buying rates on the last business day of each month during the respective period.

Yen Exchange Rates per U.S. dollar:

				(Yen)
	Average	High	Low	Period-End
Year ended March 31
2000	110.02	101.53	124.45	102.73
2001	111.65	104.19	125.54	125.54
2002	125.63	115.89	134.77	132.70
2003	121.10	115.71	133.40	118.07
2004	112.75	104.18	120.55	104.18

		High	Low	Period End
2004
January		105.52	107.17	105.84
February		105.36	109.59	109.26
March		104.18	112.12	104.18
April		103.70	110.37	110.37
May		108.50	114.30	110.18
June		107.10	111.27	109.43

(The most recent practicable exchange rate for Japanese Yen into United States dollars was ¥109.43 =U.S.$1 as of June 30, 2004.)

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of proceeds

Not applicable

D. Risk Factors

General Background

Komatsu’s primary business is the manufacture and sale of Construction and Mining Equipment (72% of 2004 sales), Industrial Machinery, Vehicles and Others (20% of 2004 sales) and Electronics raw materials (primarily silicon wafers and related raw materials, 8% of 2004 sales). Overall 2004 sales were 40% in Japan and 60 % exports and/or foreign produced and sold products. Manufacturing facilities are dispersed geographically but production of most of key components such as engines, hydraulic components and final drives, are concentrated in Japan. Sales (10%) and segment profits (99%) have both improved substantially in 2004 versus 2003, reflecting both improved world economic conditions and this increased demand and internal initiatives. Significant additional detail and commentary is provided in year versus year and segment information provided in Items 4 and 5.

Komatsu has identified the following primary risk factors to its global operations.

•	As a global company, Komatsu’s results of operations are affected by the economic and market conditions.

Komatsu engages in business globally where market conditions differ depending on the regions. Moreover, depending on different local conditions in market, politics and economy, demand for Komatsu’s products and business environment for Komatsu could change substantially.

Both Construction and Mining Equipment business and Industrial Machinery, Vehicles and Others business are generally economy-cyclical in advanced economic regions. Therefore, factors which are beyond control of Komatsu, such as housing starts, industrial production level, public investments in infrastructure development, and private-sector capital outlays, could affect demand for Komatsu’s products, bring about an improper balance between inventory level and production capacity, and consequently become a risk in forcing down the sales prices for Komatsu’s products. Such changes in the business environment could result in lowered profitability and additional restructuring expenses, and become a risk in generating unfavorable effects on Komatsu’s growth strategy and business results.

Electronics business experiences very drastic changes in market conditions and demand. Such changes in the business environment could become a risk in affecting the results of Komatsu’s business. Reduced sales volume and lowered sales prices of silicon wafers caused by drastic changes in the semiconductor market and fluctuations in supply and demand could substantially affect the profitability of the Electronics business, and unfavorably affect Komatsu’s business results.

•	As a global company, Komatsu’s results of operations are affected by foreign currency exchange fluctuations.

Approximately 60% of Komatsu’s total sales come from sales outside Japan, and a substantial portion of overseas sales is affected by foreign currency exchange fluctuations. In general, the Japanese yen’s appreciation against other currencies affects business results of Komatsu negatively, while the yen’s depreciation affects them positively. Furthermore, foreign exchange fluctuations could also affect the comparative prices of products and costs of materials that Komatsu and foreign competitors produce and sell, respectively, in the same market. To minimize the effects of foreign exchange fluctuations, Komatsu engages in hedging activities. However, when the foreign exchange rate fluctuates more than the projected exchange rate level, there is a risk of negative effects on Komatsu’s business results.

•	Komatsu’s results of operations are subject to the fluctuations in the financial markets.

Komatsu is working to improve efficiency of assets to reduce interest-bearing debt as much as possible. Currently, Komatsu has short-and long-term interest-bearing debt of approximately ¥460 billion in total. Interest rates for more than a half of such interest-bearing debt are fixed, and thus effects of interest rate fluctuations are alleviated. However, the increase in interest expenses due to the rise in interest rates may reduce Komatsu’s profits.

With regard to Komatsu’s pension assets, fluctuations in the financial markets, such as the fair value of marketable securities and interest rates, could increase funding shortages and liabilities of Komatsu’s defined pension plans. Such increase in pension costs may adversely affects Komatsu’s business results and financial conditions.

•	Major changes in the Chinese economy may have a negative effect on Komatsu’s results of operations.

In preparation for hosting the Beijing Olympic Games in 2008, the Chinese economy has been expanding rapidly during recent years, and demand for construction equipment has also shown significant growth. Komatsu has been engaging in aggressive business in China by expanding production capacities and reinforcing sales and service capabilities of local subsidiaries. While Komatsu believes that the Chinese demand will continue to expand in a mid to long-range perspective, temporary disruption and stagnation of the Chinese economy could be caused by political and economic factors. In such a case, there is a risk of demand for Komatsu’s products declining and thus negatively affecting Komatsu’s business results.

•	The increase in material costs caused by the price rise of steel materials may have a negative effect on Komatsu’s results of operations.

Accompanied by Chinese economic expansion, the prices of steel materials have been increasing sharply worldwide. This development will facilitate mining activities and thus lead to an increase in demand for Komatsu’s mining equipment, but it will also become a factor in increasing the materials costs for Komatsu’s products. To compensate for this increase in costs, Komatsu plans to reduce other production costs and shift the costs to the prices of the products. However, if the current price hike of steel materials continues and is prolonged, there is a risk of negatively affecting Komatsu’s business results.

•	Komatsu operates in a highly competitive industry in which its competitors may offer new or better products and services or lower prices, which could result in a loss of customers and a decrease in Komatsu’s revenue and profit.

Komatsu engages in businesses in competitive industries where other companies could provide new products and services with superior advantages or lower-priced products. Through the Spirit of Manufacturers reform, Komatsu is working to realize a high-profitability foundation by providing products that feature both Unique and Unrivaled advantages and substantial cost reductions and by strengthening the superiority of such products. However, when competitors reinforce their products and mark down their sales prices, further intensifying the market competition, there will likely be reduced market shares of Komatsu’s products, sales and profits.

•	Komatsu is subject to local regulations, and the costs relating to complying with future laws and regulations could adversely affect Komatsu’s business and results of operations.

Komatsu engages in business in many countries of the world, and is exposed to political and economic risks in each country where it operates. In the future, when the government of a given country enacts new regulations, for example, import/export duties, quotas, currency restrictions and taxation, which are unfavorable for Komatsu, Komatsu might have to bear related costs in order to comply with such regulations. It is impossible for Komatsu to predict such future costs, and they could negatively affect Komatsu’s business and results of operations.

•	Komatsu is subject to extensive environmental laws and regulations, and the costs relating to complying with existing or future laws and regulations could adversely affect Komatsu’s business and results of operations.

Komatsu’s operations and products are subject to increasingly stringent environmental laws and regulations in the numerous countries in which Komatsu operates. Such regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, waste disposal and the remediation of soil and groundwater contamination. Komatsu regularly expends significant amounts of resources to comply with regulations concerning the emissions levels of its manufacturing facilities and its equipment products. Komatsu expects to make additional environmental and related capital expenditures in connection with reducing the emissions of its existing facilities and manufactured equipment in the future, depending on the level and timing of new standards. The costs of complying with these or any other current or future environmental regulation may be significant to Komatsu and could adversely affect Komatsu’s business and results of operations.

•	Komatsu may face product liability claims due to the nature of its business and its products if Komatsu’s insurance does not cover these liabilities, Komatsu may incur significant costs which could reduce its profitability.

Komatsu manufactures heavy machinery used by its customers at excavation and construction sites and on roads, and works to sustain and ensure Quality and Reliability of its operations and products based on stringent standards established in-house. Any defect in, or improper operation of, Komatsu’s equipment can result in personal injury and death, and damage to or destruction of property, any of which could cause product liability claims to be filed against Komatsu. While Komatsu believes that it has sufficient insurance coverage for these product liability claims, the amount and scope of its insurance coverage may not be adequate to cover all losses or liabilities that Komatsu may incur in the event of a product liability claim, as these claims are unforeseeable. Any liabilities not covered by insurance could reduce Komatsu’s profitability or have an adverse effect on its financial condition.

•	Komatsu’s alliances with other entities may not produce successful results.

Komatsu has entered into various alliances with other entities to reinforce its international competitiveness. While Komatsu expects its alliances to be successful, if differences were to arise among the parties due to managerial, financial or other reasons, such alliances may result in losses, which in turn could adversely affect Komatsu’s business results and financial conditions.

Item 4. Information on the Company

A. History and Development of the Company

The Company was incorporated in May 1921 under the laws of Japan as Kabushiki Kaisha Komatsu Seisakusho. Its registered office is located at 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan, and its telephone number is +81-3-5561-2628 (Finance & Treasury Department).

Shortly after its formation in 1921, the Company commenced the production and marketing of sheet-forming presses. In 1931, the Company produced Japan’s first crawler-type farm tractor and began production of bulldozers in the 1940s. The Company broadened its product range by beginning production of motor graders and dump trucks in the 1950s and wheel loaders and hydraulic excavators in the 1960s.

In terms of globalization, history and development of the Company is divided into 3 phases: (1) export; (2) global production; and (3) global consolidated management. Since its first export to Argentina in 1955, the Company gradually increased exports, establishing its first liaison office in India in 1964 and sales companies in Europe, the United States and Asia from 1967 to 1971.

In 1975, the Company marked the first step toward global production by establishing Komatsu Brazil, the first plant outside Japan and increased its global presence by establishing manufacturing plants in Indonesia, the United Kingdom and the United States in the 1980s. In the late 1980s, the Company established Komatsu Dresser Company, a joint venture with Dresser Industries, Inc. of the United States, which is currently known as Komatsu America Corp. and made an equity investment in Hanomag AG of Germany, currently known as Komatsu Hanomag GmbH.

In the 1990s, the Company advanced the globalization of consolidated management by strengthening offshore production and forming business alliances, such as establishment of joint ventures. For instance, the Company established Komatsu Cummins Engine Co. Ltd. in Japan, Cummins Komatsu Engine Company in the United States, and Industrial Power Alliance Ltd. in Japan, with Cummins Engine Company (currently known as Cummins Inc.), 3 joint ventures in China, and Demag Komatsu, currently known as Komatsu Mining Germany GmbH, with Mannesmann Demag of Germany.

The following are important events in the development of Komatsu’s business during recent years.

In April 1999, Komatsu MEC Corp., a wholly owned subsidiary of the Company and an unlisted manufacturer of wheel loaders and other construction machines, and Komatsu EST Corp., a majority-owned manufacturer of motor graders, were merged with the Company.

In April 2000, Komatsu sold 65% of the outstanding shares of Komatsu Soft Ltd. to Toyo Information Systems Inc.

In June 2000, the Company acquired the shares of Komatsu Forklift Co., Ltd. (“Komatsu Forklift”), and converted Komatsu Forklift into its subsidiary.

In October 2000, Komatsu sold its 69.15% equity holdings in Komatsu Construction Co., Ltd. (“Komatsu Construction”) to Takamatsu Corporation Co., Ltd.

In March 2002, the Company entered into a basic agreement with Volvo Construction Equipment (“Volvo CE”) for cooperation on production and development of construction equipment components.

In May 2002, the Company reached a global alliance agreement with Linde AG (“Linde”) of Germany, under which the two companies will transform Komatsu Forklift into their jointly-owned company.

In October 2002, the Company acquired all of the minority interests, representing 48.5% and 45.7% of the issued and outstanding shares, of its existing consolidated subsidiaries, Komatsu Forklift and Komatsu Zenoah, respectively, through stock for stock exchanges.

In July 2003, the Company sold to Linde 31,011,000 shares of Komatsu Forklift’s common stock, so that Linde holds 35% equity in Komatsu Forklift.

In November 2003, the Company entered into an agreement with KONE Corporation to acquire 100% of the shares of KONE’s subsidiaries, Partek Forest AB and Partek Forest Holdings, in order to make a full-scale entry into the forestry equipment market. The acquisition was completed in December 2003 and the two companies and their 12 subsidiaries have been treated as consolidated companies from December 31, 2003.

In December 2003, the Company entered into an agreement with Shimachu Co., Ltd. to sell its land in Kawasaki, Kanagawa, Japan. The contract was concluded in December 2003 and the land was duly delivered in July 2004.

In February 2004, the Company entered into an agreement to sell the land and buildings of Komatsu Silicon America, Inc., a wholly-owned subsidiary located in Hillsboro, Oregon, U.S.A., to the Park Company of Oregon, LLC. The land and buildings were duly delivered to the Park Company of Oregon, LLC, in March 2004.

The Company embarked on the “Move The World. KOMATSU 5-800” mid-range management plan for the year ending March 31, 2006 in November 2003. With “Move The World,” the Company expressed its firm determination to “move” the hearts of its customers around the world, as each and every employee of Komatsu remains committed in Quality and Reliability and provides products and services that customers are happy to own. By doing so, Komatsu targeted to accomplish record-high segment profit of ¥800 Oku (Japanese denomination for 100 million) or ¥80 billion for the fiscal 2006 ending March 31, 2006. The number “5” means ROA of 5%.

Goals of the “Move The World. KOMATSU 5-800” Plan (Consolidated)

Fiscal Year 2006
Net sales	¥1,250 billion
Segment Profit	¥80 billion
R O A	5.0%
Net Debt-to Equity Ratio	Below one

Notes:

1)	Segment Profit stated above is the sum of segment profit. In conformity with Japanese accounting principles, segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.
2)	ROA = Pre-tax income / ((Total assets at the beginning of the year + Total assets at the end of the year) / 2)
3)	Net DER = (Interest-bearing debt – Cash and time deposits) / Shareholders’ equity

Management Strategy

Komatsu places the utmost efforts on the following five management tasks.

1) To accelerate the implementation of the New Growth Strategy for the Construction and Mining Equipment Business

Demand for construction and mining equipment has entered a recovery phase in North America, the largest market in the world. Komatsu anticipates that demand for its equipment will continue to grow steadily in a mid-range in developing markets such as China, Russia, Southeast Asia and the Middle East, where Komatsu has enjoyed a strong market position.

Against this backdrop, Komatsu is going to reinforce its product and regional strategies and demonstrate the advantages of its extensive international networks as a full-line manufacturer in order to enhance its global market position further.

In Japan, Komatsu is accelerating the development of new IT-based, world’s pacesetting business models to expand its business in the downstream markets of rental and used equipment, parts and service, as Komatsu takes advantage of a rich stock of Komatsu machines owned and used by its customers.

2) To reinforce the competitiveness based on the “Spirit of Manufacturers”

Manufacturing is the source of Komatsu’s competitiveness. Komatsu will further promote its successful reform efforts based on the “Spirit of Manufacturers” commitment. Komatsu will converge its efforts to develop Unique and Unrivaled products, achieve the top cost-competitive level in each region of the world where it operates, and build on its unique manufacturing technologies.

3) To facilitate selective focus on the criteria of technological advantage and profitability

Komatsu will further promote its selective focus by evaluating all business operations by the criteria of progress of differentiation based on technological advantages and above-the-average profitability of the respective industries which they belong to.

For research, which is the key for innovation, Komatsu has shifted its R&D force to the fields of construction and mining equipment from electronics, strengthening its technological capabilities in the core business.

4) To reinforce its competitive foundation based on technological capabilities and financial position

The basics of competitiveness are technological capabilities (future-leading and today’s forefront technologies), strong financial structure and flexible and agile organization and groups with the spirit of challenge held by employees.

Komatsu will continue to reinforce its competitive foundation by keeping a specified level of investment in its R&D operation, making its financial structure lean and strong and introducing systems and programs to encourage employees to demonstrate their spirit of challenge.

5) To further strengthen corporate governance

While ensuring neutrality, soundness, transparency and objectivity of management in addition to effectiveness, Komatsu is also going to establish corporate ethics and engage in environmental conservation and safety management even more seriously than before. Komatsu is working to maximize its corporate value to enjoy the greater trust of shareholders and all other stakeholders.

The cornerstone of Komatsu’s management lies in its commitment to Quality and Reliability in order to maximize the corporate value of the Company. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers. It is the most important task to constantly enhance the Quality and Reliability, in a broader sense of the term, of all organizations, businesses, employees and management of Komatsu.

As Komatsu pushes forward the “Move The World. KOMATSU 5-800” mid-range management plan, Komatsu remains committed to further enhancing the Quality and Reliability of management and the corporate value of the Company.

Principal Capital Expenditures

Komatsu invests in the development of new products and the rationalization of production infrastructure with particular focus on Construction and Mining Equipment business. Komatsu’s capital expenditures (on delivery basis for property, plant and equipment and not including consumption tax) in the fiscal years ended March 31, 2002, 2003 and 2004 were ¥74,468 million, ¥70,473 million and ¥78,049 million, respectively. Capital expenditures made in the fiscal year ended March 31, 2004 (“Fiscal 2004”) were as follows.

	Millions of Yen
	Year ended March 31, 2004	% Change as compared to the previous year
Construction and Mining Equipment	56,345	12.4%
Industrial Machinery, Vehicles and Others	8,649	-12.4%
Electronics	13,055	24.6%

Total	78,049	10.8%

*	Amounts include certain leased machinery and equipment accounted for as capital leases in conformity with SFAS No. 13 “Accounting for leases”.

In the Construction and Mining Equipment business, investment in Japan focused on model changes, development of new models such as “Unique and Unrivaled products” (by Komatsu’s definition, the products equipped with one or two overwhelming advantages that no competitor can catch up for a while and at the same time demonstrate a substantial reduction of production costs when compared with the corresponding existing models) and enhancement of production capacity for the components for Chinese market such as hydraulic components, final drives and cylinders. Overseas, Komatsu continued investing on development of new models, model changes and expansion of production capacity to respond to the increased demand in Chinese market.

In the Industrial Machinery, Vehicles and Others business, investment was made to reduce the costs with the focus on replacement of aging facilities and improvement of workplace safety.

In the Electronics business, Komatsu Electronic Metals Co., Ltd. invested in expansion of production capacity for 300 mm silicon wafers and improvement of production facilities to enhance the competitiveness of 200 mm silicon wafers by achieving higher quality and productivity. In addition, Formosa Komatsu Silicon Corporation made investments to enhance production capacity for 200 mm silicon wafers.

Komatsu’s investments were financed principally from funds on hand and capital leases.

B. Business Overview

Komatsu is a worldwide, integrated manufacturing and sales organization engaged in the manufacture, development, marketing and sale of industrial equipment and products. For Fiscal 2004, Komatsu recorded worldwide net sales of ¥1,196,418 million (U.S.$11,504 million) and a net income of ¥26,963 million (U.S.$259 million).

Komatsu’s business activities are divided into three segments: (1) Construction and Mining Equipment, (2) Industrial Machinery, Vehicles and Others and (3) Electronics. From Fiscal 2004, the Company changed the segment name of “Others” to “Industrial Machinery, Vehicles and Others”.

The consolidated net sales of Komatsu for Fiscal 2004 consisted of the following: Construction and Mining Equipment – 72.2%, Industrial Machinery, Vehicles and Others – 20.2%, Electronics – 7.6%. Sales are made principally under the “Komatsu” brand, and are almost entirely through sales subsidiaries and sales distributors.

These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales for Fiscal 2004, 59.6% were generated outside Japan, with 23.2% in the Americas, 12.7% in Europe, 7.3% in China, 11.3% in Asia (excluding Japan and China) and Oceania, and 5.1% in the Middle East and Africa.

The manufacturing operations of Komatsu are conducted primarily at plants in Japan, United States, Germany, United Kingdom, Indonesia, Brazil, Italy, China and Taiwan.

(1) Construction and Mining Equipment

Main products in Komatsu’s Construction and Mining Equipment business are set forth below.

Categories	Main products
Excavating Equipment	Hydraulic excavators, mini excavators and backhoe loaders

Loading Equipment	Wheel loaders, mini wheel loaders and skid steer loaders

Grading and Roadbed Preparation Equipment	Bulldozers, motor graders and vibratory rollers

Hauling Equipment	Rigid-type dump trucks, articulated-type dump trucks and crawler carriers

Recycling Equipment	Mobile debris crushers, mobile soil stabilizers and mobile tub grinders

Application-specific Equipment	Equipment for forestry, demolition, railway maintenance, etc.

Tunneling Machines	Shield machines, tunnel-boring machines and small-diameter pipe jacking machines

Engines, Components and Casting Products	Diesel engines, diesel generator sets, hydraulic equipment and steel castings and iron castings

*	The construction and mining equipment product line also includes a variety of “utility” equipment – mini to small machines (e.g., mini hydraulic excavators, mini wheel loaders, backhoe loaders, skid steer loaders, and other similar products) for landscaping and general construction.

The Construction and Mining Equipment business is Komatsu’s largest business segment, representing 72,2% of total net sales. Net sales of Construction and Mining Equipment business totaled ¥863,244 million (U.S.$8,300 million) for Fiscal 2004, a 12.4% increase from the previous year, and composed of 30.2% Japan and 69.8% overseas sales.

During Fiscal 2004, Komatsu continued to boost sales in the thriving Chinese market. In the world’s largest market of North America, Komatsu also expanded sales against the backdrop of recovered demand after four years of slack market conditions. As a result, overseas sales for the year advanced 13.3% over the previous year, to ¥602,536 million (U.S.$5,794 million), renewing the record-high sales for the second consecutive year. In Japan, demand also improved and Komatsu expanded sales by 10.5% over the previous year, to ¥260,708 million (U.S.$2,507 million). Segment profit for the Construction and Mining Equipment business totaled ¥53,908 million (U.S.$518 million) for the year, representing an impressive improvement of 86.0% from Fiscal 2003.

Komatsu launched the market introduction of Unique and Unrivaled products attaining both outstanding competitive advantages and cost reductions as a result of its efforts in the “Spirit of Manufacturers” reform. The MR-2 mini hydraulic excavator series, introduced as the first Unique and Unrivaled product in July 2003, enjoyed brisk sales in the major utility equipment markets, such as Japan and North America, and contributed to expanded sales of utility equipment. Strong sales of PC400 and 450 hydraulic excavators, as well as the D475A super-large crawler dozers, also helped to increase sales in Japan and other major markets of the world. All new models have enjoyed excellent customer evaluations.

Japan.

While construction investments remained sluggish in Japan, demand for equipment renewals increased, centering on hydraulic excavators and mini excavators, as exports of used equipment from Japan expanded against the backdrop of accelerating overseas demand. Komatsu teamed up with its distributors nationwide, concentrating its efforts on enhancing the product lineup of the GALEO-series equipment*, and launching the Unique and Unrivaled products on the market. As a result, sales in Japan improved from the previous year after two years of decline.

*	GALEO: Genuine Answer for Land & Equipment Optimization, Komatsu’s international brand of construction and mining equipment

Further reinforcing the burgeoning used equipment business

Komatsu Used Equipment Corp., which is engaged in the sales of used equipment, continued to boost sales for the year and to strengthen its business foundation, by expanding the scale of its centers for used equipment and improving the utilization of its bidding system on the Internet. At three auctions held in its Kobe, Yokohama and Fukuoka centers in March 2004, the company sold over 2,600 units, achieving record highs in the number of units auctioned, the amount of sales, and the percentage of successful bids. To coordinate and manage the operations of used and rental equipment together, Komatsu established the Rental and Used Equipment Division within the Construction & Mining Equipment Marketing Division in January 2004.

Expanding production capacity in Japan to meet worldwide growth in demand

Against the backdrop of expanding demand for construction equipment around the world, Komatsu’s plants in Japan operated in high gear for exports throughout the year. Expecting that the overseas demand will continue to increase into Fiscal 2005, Komatsu expanded production capacity for key components whose production are concentrated in Japan, namely, hydraulic components at Oyama Plant and final drives at Osaka Plant that are supplied to Komatsu’s assembly plants in Japan and abroad. Keeping pace with the growth in demand around the world, both plants are enhancing their supply capabilities of respective components for medium-size hydraulic excavators as they continue investments to improve and expand their production capacities and streamline the production processes.

The Americas.

In the United States, after four years of decline, demand for construction and mining equipment upturned, driven by corporate investment incentives coupled with robust housing starts. While working to enhance its product development and customer support capabilities and to strengthen its distributors, Komatsu America Corp., continued its focus on efforts to step-up sales of GALEO-series equipment. In particular, sales of the US-series tight tail swing hydraulic excavators were brisk in response to their outstanding features, including a high level of safety which prevents accidents when the cab body turns, and resultant ease of operations with no worries about the back-end. Launched this year as a Unique and Unrivaled product, the PC400LC medium-sized hydraulic excavators received the keen attention of customers for their outstanding productivity per fuel cost and other features, and helped to increase Komatsu’s market share for hydraulic excavators in North America. Komatsu also expanded the product range of its original articulated dump trucks, which were initially introduced on the market in 2001, and expanded sales at a higher rate than that of market demand.

In addition to superb basic performance which had already been proven by its predecessor the MR-1, the MR-2 series mini hydraulic excavators with tight tail swing, introduced as the first Unique and Unrivaled product, have attained the world’s highest class of safety and improvements in operator comfort and serviceability. With this new series, Komatsu America Corp. doubled sales of utility equipment from the previous year.

In the Central and South Americas, while demand for construction and mining equipment remained sluggish, Komatsu expanded sales to an iron-ore mine in Brazil during the year.

Developing the autonomous dump truck

During the year, Komatsu developed an autonomous dump truck capable of unmanned operation by inputting the route and task information in the computer program. With test operations already underway in the United States, the commercialization of this dump truck is scheduled for 2005. As full utilization of the high-precision, global positioning system (GPS), ensures safety and enables management and operation of the fleet by a small number of operators, Komatsu expects to see new demand in areas where operators are hard to find, and for deployment at strenuous work sites at high altitudes.

Europe.

In Europe where overall demand recovered from the previous year, Komatsu worked to reinforce its sales and service by consolidating all marketing capabilities at Komatsu Europe International N.V., the European regional headquarters, and expanded the scale of its parts supply center for Europe, the Middle East and Africa. In the Commonwealth of Independent States (CIS or former Soviet Republics), including Russia, demand advanced in the mining industry and from resource development projects, including a petroleum gas development project in Sakhalin. As a full-line manufacturer, Komatsu accelerated sales for the year by providing a diverse range of products and by reinforcing its customer support capabilities. As a result, Komatsu expanded sales over the previous year in Europe, including the CIS.

Additionally, Komatsu worked to build up sales and service capabilities in Russia by anticipating an increase in demand for equipment in urban areas.

Subsidiaries launching self-developed models

During the year, Komatsu UK Ltd., and Komatsu Utility Europe S.p.A., developed the renewed PW160 wheeled hydraulic excavator and new wheeled handlers, respectively. Both products generated great enthusiasm among the visitors at the bauma 2004, the world’s largest class tradeshow for construction equipment held in Munich, Germany, in March of this year. Komatsu has launched sales of these new products and expects they will contribute to an increase in European sales.

Komatsu making full-scale entry into the forestry equipment market

In the second half period, Komatsu acquired Partek Forest AB (renamed as Komatsu Forest AB in January 2004), a Swedish manufacturer of forestry equipment. As the second largest specialized manufacturer of forestry equipment, the former Partek Forest supplied its equipment to some 30 countries particularly in Europe and the United States under the brand name of Valmet. Having inherited its management resources, Komatsu Forest will continue to supply equipment under the well known Valmet brand name, as the company incorporates Komatsu’s technologies to further improve the quality and reliability of its equipment. Meanwhile, Komatsu has manufactured and supplied its own forestry equipment based on construction equipment. By adding Komatsu Forest products for full-line offerings, Komatsu has made full-scale entry into the forestry equipment market.

Komatsu receiving a large-lot order from Turkmenistan

In 2002, Komatsu and ITOCHU Corporation signed a long-term supply agreement until 2010 for construction equipment with the government of Turkmenistan. As part of a contract based on this agreement, Komatsu received an order for 250 machines including bulldozers, hydraulic excavators and pipe layers to build and repair pipelines for natural gas. In addition to five service facilities already opened in Turkmenistan, Komatsu has also worked to reinforce its sales and product support capabilities by establishing a training center for operators and service mechanics and a local office.

China.

Demand continued to demonstrate sizable growth, removing some concerns over the adverse effects of credit squeeze and other negative factors. Komatsu focused its efforts on expanding the local production capacity and broadening the product range, and thereby accomplished outstanding growth in sales over the previous year.

Komatsu (China) Ltd. boosted sales for the year, focusing on hydraulic excavators. Making full use of its training center in Changzhou, the company continued to support distributors in their efforts to strengthen sales and service capabilities.

Komatsu Shantui Construction Machinery Co., Ltd. continued to step up production and sales of hydraulic excavators, especially the mainstay PC200 model. The company also built on sales of smaller PC60 machines which the company embarked on producing during the year.

Komatsu (Changzhou) Construction Machinery Corp. expanded sales of 30 and 40-ton class hydraulic excavators in response to growth in demand for larger equipment. With respect to wheel loaders, Komatsu (Changzhou) Construction Machinery-made models have begun to enjoy excellent customer evaluations, especially from the quarry and harbor transportation industries, which look for high productivity and durability in their equipment. The company has successfully expanded business with China’s public corporation of oil and coal mining by delivering a large number of wheel loaders during the year.

Introducing the KOMTRAX machine operations management system in China

In addition to expanding sales of new equipment, Komatsu has proactively been working to strengthen its customer support capability. During the year, Komatsu led the industry by making a full introduction of the GPS-incorporated KOMTRAX machine operations management system on the Chinese market. By locating the position of machines and remotely managing their operating conditions through this system, Komatsu is not only better positioned to improve service efficiency of its distributors, but has also made the strategic move to expand the used equipment and spare parts businesses in the future.

Launching long-term training for service mechanics

In March 2004, Komatsu (China) opened a training program for new service mechanics of its distributors at Shangdong Jiaotong University in Jinan, Shangdong Province. Keeping apace with the expanding market, Komatsu (China) has aggressively been working to reinforce its customer support capability by training service mechanics with advanced technical skills. Designed for 10-month training sessions, including a practical on-the-job training at Komatsu (Changzhou) Construction Machinery, this program has a total of 115 participants from 27 distributors. Their average age is 22.5. After completing the program, they should assume a leadership role in the servicing of Komatsu machines in China.

Asia & Oceania and the Middle East & Africa.

In all these regions, Komatsu’s sales increased steadily, supported primarily by demand recovery of mining equipment.

In Southeast Asia, Komatsu teamed up with a powerful distributor, carried out aggressive sales and service activities, and won a large-lot order for mining equipment in Indonesia in the second half period. In Oceania, Komatsu steadily captured growth in demand for construction equipment as housing starts, while meeting increased demand for mining equipment in Australia during the year.

In the Middle East, while there were some concerns over the adverse effects of the Iraqi situation, Komatsu secured sales at about the same level as last year. In Africa, Komatsu expanded sales over the previous year, by seizing upon demand in the mining industry and from infrastructure developments in the Republic of South Africa, the largest market in Africa.

Demand for mining equipment expanding against the backdrop of increased commodity prices

As commodity prices jumped worldwide, demand for mining equipment began to grow in the last half period of the fiscal year under review. In addition to signing supply contracts with three major mining companies which operate mines around the world, Komatsu focused its efforts on expanding sales of mining equipment in the Central and South Americas, Oceania, Africa and other mining regions of the world. In Indonesia, the development of coalmines took up momentum with their geographical and pricing advantages for exports to China and other Asian countries. Komatsu capitalized on this opportunity and won a large-lot equipment supply order to a leading contractor.

Also during the year, Komatsu began receiving many orders for the WA1200 super-large wheel loaders from around the world and secured a large volume of backlog orders. Komatsu America Corp. and Komatsu Mining Germany GmbH have steadily built on orders for super-large off-highway dump trucks, and super-large hydraulic excavators for mining use, respectively, since the last half period.

While continuing its efforts to secure orders from mining companies around the world, Komatsu is strengthening operations in the CIS where demand for equipment is growing in mining and energy development projects. To expand sales of the mining equipment business, Komatsu is also doubling sales efforts for hydraulic excavators, bulldozers, wheel loaders and other supporting equipment in addition to the main mining equipment of dump trucks.

Reinforcing the spare parts business by introducing competitive products

As an important task, Komatsu engages in sales of spare parts to keep customer demand within the Komatsu Group sales and service networks. PT Komatsu Undercarriage Indonesia manufactures crawler components and spare parts for construction equipment and supplies them to Komatsu Group companies in Asia. During the year, the company expanded production capacity to capture growing demand in Southeast Asia and emphasized the development of cost-competitive spare parts. As a result, the company achieved more-than- doubled sales for the year.

(2) Industrial Machinery, Vehicles and Others

Komatsu’s products of Industrial Machinery, Vehicles and Others business are set forth below.

Categories	Main products
Metal Forging and Stamping Presses	Large presses, small and medium-sized presses and forging presses

Sheet-Metal Machines and Machine Tools	Press brakes, shears, laser cutting machines, fine plasma cutting machines and crankshaft millers

Industrial Vehicles and Logistics	Forklift trucks, packing and transport

Others	Defense system (ammunition and armored personnel carriers), outdoor power equipment and prefabricated office structures

Consolidated net sales of industrial machinery, vehicles and other operations totaled ¥241,991 million (U.S.$2,327 million) for the year, up 2.2% over the previous year. Of this amount, Japanese sales totaled ¥174,030 million (U.S.$1,673 million), a 1.9% decline from the previous year, while overseas sales reached ¥67,961 million (U.S.$653 million), demonstrating an advancement of 14.4%.

Komatsu continued to launch new products with originality in the forklift trucks, industrial machinery, and agricultural and forestry equipment markets, and expanded sales over the previous year. Komatsu Engineering Corp. and Komatsu Logistics Corp. also improved their performance substantially for the year.

Segment profit increased 27.3% over the previous year, to ¥11,251 million (U.S.$108 million) for the year, reflecting the continued efforts on fixed cost reduction in addition to expanded sales.

Komatsu Forklift

Komatsu Forklift Co., Ltd. carried out aggressive sales and service activities of the LEO-NXT series engine-driven forklift trucks, battery-powered forklift trucks, and Linde-made models, and expanded sales in Japan during the year.

Overseas, the company captured growth in demand in the United States and increased sales of locally produced forklift trucks. The company also expanded export sales of finished units from Japan to the Middle East and CIS. Coupled with continued efforts in fixed cost reduction, the company improved consolidated results from the previous year.

Industrial Machinery Business

In the sheet metal and forging machinery business, demand improved during the year, after having bottomed out during the last fiscal year. This improvement reflects the recovery in capital investments of consumer electronics and general machinery industries, in addition to active investments by the automobile manufacturing industry.

Komatsu Industries Corporation continued to enjoy strong sales of the H1F and H2F Hybrid AC Servo Press series, surpassing the cumulative sum of 400 units since the market introduction about two years ago. The company also focused its efforts on the sales promotion of strategic products such as the twister fine plasma cutting machines, while aggressively engaging in engineering services. As a result, the company advanced both sales and profits for the fourth consecutive year.

Komatsu Machinery Corp. captured opportunities in auto-mobile manufacturers aggressive capital investments, and made an impressive gain in sales of crankshaft millers and other machine tools. The company also improved sales to LCD (liquid crystal display) manufacturers.

Industrial Machinery Division of the Company improved sales of large presses to automobile manufacturers over the previous year by seizing investments of automobile manufacturers in China and the rest of Asia in particular.

Komatsu Zenoah

Komatsu Zenoah Co. advanced sales of agricultural and forestry equipment in Japan and abroad for the year. In Japan, the market introduction of originality-emphasized products made contributions to expanded sales, including brisk sales of an innovative knapsack-type brushcutter, that allows for an extended degree of maneuverability, and the G3200EZ chainsaw, which features a unique mechanism for easy tightening of the saw. Overseas, in addition to Europe and Korea, the company increased sales in Australia where it gained a new distributor.

Subsidiaries reinforcing business in the Chinese market

In November 2003, Komatsu Zenoah completed the construction of a new plant for its subsidiary Komatsu Zenoah (Changzhou) Construction Machinery Co., Ltd. Since its establishment in 1999, this subsidiary has engaged in assembly and sales of outdoor power equipment, such as brushcutters and chainsaws. By expanding Chinese production with this new additional plant, Komatsu Zenoah will provide high-quality, cost-competitive products in not only China but also Japan and Europe.

Similarly, Komatsu Forklift established Komatsu Forklift (Shanghai) Co., Ltd., in October 2003, and Komatsu Industries, Komatsu Industries (Shanghai) Ltd., in January of this year, to reinforce their sales and service capabilities in China.

LEO-NXT forklift trucks receives award by the Minister of Economy, Trade and Industry of Japan

In July 2003, Komatsu Forklift’s LEO-NXT109 series engine-driven forklift truck received the Award of the Minister of Economy, Trade and Industry, the highest award of the 33rd Machine Design Award. Sponsored by The Nikkan Kogyo Shimbun, Japan’s leading industrial newspaper, the Machine Design Award evaluates all possible aspects that are expected from industrial goods, including external design, performance, quality, safety, environmental conservation, economy and marketability. Outstanding appraisals were given to the LEO-NXT109 series for its innovation in compactness. It is the size of a 1-ton class vehicle, but offers the performance of a 2-ton class vehicle.

(3) Electronics

Komatsu’s Electronics products are set forth below.

Categories	Main products
Electronic Materials	Silicon Wafers, polycrystalline silicon and monosilane gas

Temperature-Control and Semiconductor Process Equipment	Thermoelectric modules, semiconductor manufacturing-related thermoelectric devices and Excimer laser

Communication Equipment and Control Equipment	Network information terminals, LAN peripheral equipment, mobile tracking and communication terminals and vehicle controllers

The electronics materials business forms the core of Komatsu’s Electronics segment. Komatsu produces silicon wafers for the semiconductor industry, polycrystalline silicon used in the production of silicon wafers, and monosilane gas used in the manufacture of polycrystalline silicon and in applications in the electronics and LCD (liquid crystal display) industries. Komatsu also produces temperature control and semiconductor process equipment such as thermoelectric modules and excimer laser, as well as communication Equipment and control equipment.

Consolidated net sales from the electronics business for the year increased 7.0% over the previous year, to ¥91,183 million (U.S.$877 million), consisting of Japanese sales of ¥49,011 million (U.S.$471 million), up 9.5%, and overseas sales of ¥42,172 billion (U.S.$406 million), up 4.3% over the previous year. Supported by improved business results from Formosa Komatsu Silicon Corporation, a Taiwanese subsidiary of Komatsu Electronic Metals Co., Ltd., segment profit amounted to ¥4,556 million (U.S.$44 million), regaining a profit from a loss of ¥849 million for the previous fiscal year.

Komatsu Electronic Metals

In the silicon wafers business handled by Komatsu Electronic Metals, demand sustained a note of slow recovery during the year with steady growth for 200mm and 300mm wafers in tandem with the semiconductor market.

Komatsu Electronic Metals and its consolidated subsidiaries conducted aggressive sales efforts in Japan and abroad. With respect to their mainstay 200mm wafers, they worked to enhance the competitiveness of high value-added products centering on the epitaxial and annealed wafers, while striving to expand sales of discrete wafers by responding to customer needs. Concerning 300mm wafers, while operating the production line at the Miyazaki Plant, Komatsu Electronic Metals has steadily strengthened its production capacity by building an integrated production line from a single crystal silicon pulling to the final polishing process at the Nagasaki Plant.

While Komatsu Electronic Metals and subsidiaries experienced difficult conditions for generating profits, including lower prices, the adverse effects of the Japanese yen’s appreciation, and a smaller-than-anticipated sales volume of 300mm wafers, they stepped up all-out efforts to further improve operational efficiency and total cost reductions in order to secure profits.

Formosa Komatsu Silicon Corporation in Taiwan increased its prime wafer ratio by including high value-added, annealed wafers in its product portfolio, and implemented customer-tailored sales activities in Taiwan and the rest of Asia. The Taiwanese subsidiary also reinforced its collaboration with Komatsu Electronic Metals in technology, production, sales and all other areas, improved profits by taking full advantage of its production capacity, and built up a solid market position as a leading manufacturer of silicon wafers in Taiwan.

Enhancing competitiveness by utilizing research resources of the Komatsu Group

Komatsu Electronic Metals is proactively engaging in joint research with Komatsu in order to strengthen the competitiveness of its silicon wafer business. For each production process for silicon wafers, the company is working to improve productivity and the resultant reduction of production costs, by introducing the original machinery that incorporates Komatsu’s proprietary mechanical controls technology. The company is also making full use of Komatsu’s research resources to develop higher value-added products. Komatsu Electronic Metals will continue its collaboration with Komatsu and work to further enhance its competitive edge.

Advanced Silicon Materials

Advanced Silicon Materials LLC (ASiMI) accelerated sales of monosilane gas to semiconductor and LCD panel manufacturers during the year. Monosilane gas is generated in the process of producing polycrystalline silicon.

Sales of polycrystalline silicon as a raw material for silicon wafers declined from the previous year, as the market environment remained tough with intensified pricing competitions. As a result, total sales of ASiMI declined from the previous year. With respect to profits, however, ASiMI improved profitability substantially with the benefits of a consolidation of plants which was carried out at the end of fiscal 2002.

Making fundamental improvement in profitability

Although its profitability is positioned for recovery, ASiMI anticipates that difficult business conditions, including a belated elimination of the supply-and-demand gap of polycrystalline silicon for semiconductor manufacturing, will remain into the future, and thus revaluated its fixed assets and recorded an impairment loss of ¥17,534 million (U.S.$169 million). As a result of improved balance sheets, ASiMI should generate a profit in the next fiscal year.

Komatsu Electronics

Komatsu Electronics, Inc. expanded sales of semiconductor manufacturing-related equipment in the second half period against the backdrop of recovered investments by semiconductor manufacturers. Sales of thermoelectric modules for fiber optic communications also made gains for the year, reflecting steady progress in inventory adjustment on the market, while a full recovery of demand was yet to be seen. As a result of continued efforts to reduce fixed and production costs coupled with increased sales, the company has improved profitability to a break-even point.

Net Sales Information

The financial information (other than net sales figures by geographic segment) as presented in Komatsu’s audited consolidated financial statements is reproduced and discussed in this report. Net sales figures by sales destination are presented on the basis of country of purchaser, not selling entity. Net sales data by the geographic origin are set forth in Note 21 to Komatsu’s audited consolidated financial statements, included elsewhere in this report. Segment profit by business segment is presented before corporate overhead and inter-segment eliminations.

The following table sets forth Komatsu’s net sales by Operating Segments for the years ended March 31, 2004, 2003 and 2002, respectively:

Net Sales by Operating Segments

	Fiscal Year Ended 3/31/2004		Fiscal Year Ended 3/31/2003		Fiscal Year Ended 3/31/2002
	(Millions of Yen)
Construction and Mining Equipment	¥863,244	72.2%	¥767,840	70.5%	¥731,340	70.6%
Industrial Machinery, Vehicles and Others	241,991	20.2%	236,782	21.7%	227,782	22.0%
Electronics	91,183	7.6%	85,182	7.8%	76,769	7.4%

Total	¥1,196,418	100.0%	¥1,089,804	100.0%	¥1,035,891	100.0%

The following table sets forth Komatsu’s net sales recognized by sales destination for the years ended March 31, 2004, 2003 and 2002, respectively:

Net Sales by Geographic Markets

	Fiscal Year Ended 3/31/2004		Fiscal Year Ended 3/31/2003		Fiscal Year Ended 3/31/2002
	(Millions of Yen)
Japan	¥483,749	40.4%	¥458,000	42.0%	¥478,187	46.2%
Americas	277,302	23.2%	251,371	23.1%	262,341	25.3%
Europe	151,619	12.7%	145,455	13.3%	128,029	12.4%
China	87,127	7.3%	52,465	4.8%	27,555	2.7%
Asia (excluding Japan and China) and Oceania	135,542	11.3%	123,712	11.4%	98,808	9.5%
Middle East and Africa	61,079	5.1%	58,801	5.4%	40,971	3.9%

Total	¥1,196,418	100.0%	¥1,089,804	100.0%	¥1,035,891	100.0%

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

Overseas Markets:

Global Sales and Service Operations

Komatsu’s overseas sales of construction and mining equipment are made through a sales and service network consisting of approximately 200 distributors. The distributors around the world are supplied through trading companies and the Company’s subsidiaries and affiliated companies, supported by Komatsu’s liaison offices. The subsidiaries and affiliated companies are located in Australia, Belgium, Brazil, Chile, China, France, Germany, India, Indonesia, Italy, Mexico, Norway, Poland, Russia, Singapore, South Africa, Sweden, Thailand, the United Arab Emirates, the United Kingdom, the United States of America, etc. The subsidiaries and affiliated companies provide additional inventory and technical assistance to the distributors while facilitating the delivery of emergency spare parts.

Parts Supply Operations

To ensure smooth and efficient parts supply to customers, Komatsu operates P-WINS, a worldwide information network. The service is available on an around-the-clock basis. Each system provides information by a dedicated line to permit on-line real-time processing of customer orders for parts in order to ensure fast delivery.

Reman (Re-manufacturing)

Komatsu offers speedy on-site replacement of major components of construction and mining equipment that have reduced operational rate as a result of failure or aging, with high-quality and reasonably priced remanufactured “Reman components.” At Komatsu’s eight Reman centers around the world, major components and engines for generators are reconditioned into Reman components under rigorous quality control and delivered to many customers.

Training Centers

To fully utilize the potential of Komatsu equipment, Komatsu maintains training centers around the world. These centers provide diversified, advanced training to customers and their operators, Komatsu distributors and Komatsu employees.

Domestic Market:

Sales Operations

Komatsu’s construction equipment is sold directly or through distributors or dealers (or sold directly in some cases). In response to strong rental needs from customers, Komatsu also has been committed to enhancing customer satisfaction through the rental companies of its distributors and dealers.

Service Operations

The Komatsu service network covers approximately 400,000 units of equipment sold in Japan. Distributors and dealers form the core of the service network providing total customer-support service that involves before- and after-sales service.

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

While Komatsu considers its patents and licenses, collectively, to be important for the operation of its business, it does not consider any of its patents or licenses or any related group of them to be so important that its expiration or termination would materially affect Komatsu’s business as a whole, nor does it believe that any category of its activities is materially dependent upon patents or licenses, or patent or license protection. Komatsu also owns and maintains a substantial number of trademarks and trade names that are registered or otherwise protected under the laws of various jurisdictions.

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

Regulations

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

Komatsu expect to remain in substantial compliance with existing applicable environmental control regulations and does not expect that the cost to comply with foreseeable requirements will have a material effect upon its financial position and the results of the operations. Komatsu established the Earth Environment Committee in 1991, and formulated the “Earth Environment Charter” in 1992. Since then, Komatsu has made progress in efforts such as reduction of industrial waste, energy saving (reduction of CO2 emission), and recycling of materials. Since Fiscal 2000, Komatsu has published an “Environment Report,” which covers the activities and achievements of Komatsu’s manufacturing facilities, specifically 14 facilities in Japan and 17 facilities abroad which is defined as “Komatsu Group” in Komatsu Earth Environment Charter. The report describes how Komatsu addresses environmental issues and reports the results of its development of new environmental technologies and the status of its environmental activities. Komatsu also introduced its environmental accounting system to its overseas manufacturing facilities in Fiscal 2000. Set forth below is the Komatsu Earth Environment Charter as revised in 2003.

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

2. Simultaneous Realization of Environmental and Economic Performance

The Komatsu Group is committed to improving both environmental performance and economic efficiency, as a group of companies working toward superior manufacturing for customer satisfaction. To this end, the Group constantly takes up the challenge of advancing technologies to develop creative products that improve both environmental performance throughout the product’s life cycle and the product’s economic performance at the same time.

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

Komatsu is committed to implementing a program to eliminate all types of waste generated during the production process and reuse it as raw materials in other fields as part of its Zero Emissions activities. Though Komatsu’s original plan was to reduce the bury-or burn waste to zero level* by Fiscal 2011, Komatsu accelerated the schedule. The Company’s four plants in Japan achieved zero emissions* as early as Fiscal 2001 and Komatsu Forklift Co., Ltd. and Komatsu Electronic Metals Co., Ltd. (Nagasaki and Miyazaki Plants) followed in Fiscal 2003. All the other domestic manufacturing facilities plan to achieve zero emissions by Fiscal 2006.

*	The recycle rate (recycle volume divided by generated waste) of 99% or more has been defined as the zero level.

Sources of Supply

The construction equipment and industrial machinery produced by Komatsu are composed of various types of parts and as it is not necessarily efficient in production to manufacture all of such component parts inside Komatsu, Komatsu only produces the major components internally and purchases other parts such as electrical components, tires, hoses, and batteries, etc. from the manufacturers who specialize in manufacturing these products, and Komatsu procures the rest of the parts such as metal forgings, machine components, sheet metal parts and various accessories from Komatsu’s business partners. Of Komatsu’s consolidated overseas net sales of ¥712,669 million for the fiscal year ended March 31, 2004, export from Japan (including parts and components) accounted for ¥218,077 million (30.6% of total overseas sales). This means that around 30% cost of sales of overseas sales was procured in Japan and the rest was procured overseas. Komatsu believes that it has adequate and reliable supply sources for its material parts and raw materials, and that it has appropriate alternate sources available consistent with prudent business practices. Komatsu does not believe that the prices for material parts and raw materials are particularly volatile.

C. Organizational Structure

As of March 31, 2004, Komatsu Ltd. had 141 consolidated subsidiaries and 46 affiliates under the equity method. The following list shows the principal subsidiaries as of March 31, 2004.

Name of Company	Country of Incorporation	Ownership Interest* (%)
Komatsu Forklift Co., Ltd.	Japan	65.0
Komatsu Electronic Metals Co., Ltd.	Japan	62.6
Komatsu Zenoah Co.	Japan	100.0
Komatsu Castex Ltd.	Japan	100.0
Komatsu Kinki Ltd.	Japan	100.0
Komatsu House Co., Ltd.	Japan	89.3
Komatsu Logistics Corp.	Japan	97.1
Komatsu Industries Corporation	Japan	100.0
Komatsu Chugoku Ltd.	Japan	100.0
Komatsu Tokyo Ltd.	Japan	100.0
Komatsu Machinery Corporation	Japan	100.0
Komatsu Hokkaido Ltd.	Japan	100.0
Komatsu Electronics, Inc.	Japan	100.0
Komatsu Used Equipment Corp.	Japan	100.0
Komatsu America Corp.	U.S.A.	100.0
Hensley Industries, Inc.	U.S.A.	100.0
Komatsu do Brasil Ltda.	Brazil	100.0
Advanced Silicon Materials LLC	U.S.A.	100.0
Komatsu Europe International N.V.	Belgium	100.0
Komatsu UK Ltd.	UK	100.0
Komatsu Hanomag GmbH	Germany	100.0
Komatsu Mining Germany GmbH	Germany	100.0
Komatsu Forest AB	Sweden	100.0
Komatsu Utility Europe S.p.A.	Italy	100.0
Komatsu Asia & Pacific Pte Ltd	Singapore	100.0
P T Komatsu Indonesia Tbk	Indonesia	55.1
Bangkok Komatsu Co., Ltd.	Thailand	74.8
Komatsu (China) Ltd.	Republic of China	100.0
Komatsu (Changzhou) Construction Machinery Corp.	Republic of China	85.0
Komatsu Shantui Construction Machinery Corp.	Republic of China	60.0

*	Proportion of ownership interest includes indirect ownership and equals to the proportion of voting power.

D. Property, Plants and Equipment

Komatsu’s manufacturing operations are conducted in 33 principal plants, 12 of which are located in Japan. As of March 31, 2004, the 33 plants had an aggregate manufacturing floor space of 1,592 thousand square meters (17,136 thousand square feet). In addition, Komatsu uses additional floor space at such plants and elsewhere for laboratories, office buildings, and employee housing and welfare facilities. Komatsu could increase its production by, among other methods, requesting that its employees work overtime or by increasing the number of shifts working at its plants.

Komatsu owns most of the manufacturing facilities and the land on which they are located. A portion of the property owned by Komatsu is subject to mortgages or other types of liens which have been established on separate items of property. At March 31, 2004, the net book value of the property owned by Komatsu was ¥367,361 million, of which ¥25,588 million was subject to encumbrances.

The name and location of Komatsu’s principal plants, their approximate aggregate floor space, and the principal products manufactured therein as of March 31, 2004 are as follows:

Name and Location	Floor Space		Principal products
	Thousand sq. meter	Thousand sq. ft
In Japan:
Awazu Plant	227	2,443	Small and medium-sized bulldozers,
Komatsu, Ishikawa			Small hydraulic excavators,
			Mini excavators,
			Small and medium-sized wheel loaders

Komatsu Plant Komatsu, Ishikawa	44	474	Large presses, Small and medium-sized presses, press brakes, shears

Osaka Plant Hirakata, Osaka	157	1,690	Large bulldozers, Medium and large-sized hydraulic excavators, Recycling equipments

Mooka Plant Mooka, Tochigi	66	710	Large wheel loaders, Dump trucks, Road-building machines

Oyama Plant Oyama, Tochigi	193	2,077	Diesel engines, Hydraulic equipment

Komatsu Zenoah Co. Kawagoe, Saitama Koriyama, Fukushima	55 38 17	592 409 183	Mini-excavators, Skid steer loaders, Outdoor power equipment, Compact 2-stroke engines, Hydraulic equipment

Komatsu Cummins Engine Co., Ltd. Oyama, Tochigi	*	*	Small diesel engines

Komatsu Castex Ltd. Himi, Toyama Oyama, Tochigi	59 *	635 *	Steel castings, Iron castings, Pattern for casting

Komatsu Forklift Co., Ltd. Oyama, Tochigi	75	807	Forklift trucks, Automated conveyance systems, etc

Komatsu Electronic Metals Co.,		775	Silicon wafers for semiconductors
Ltd.	72
Omura, Nagasaki	45	484
Kiyotake, Miyazaki	27	291

Komatsu Electronics, Inc.	1	11	Thermoelectric modules,
Hiratsuka, Kanagawa			Temperature control equipment

Overseas: The Americas
Komatsu America Corp.	138	1,485	Medium-sized hydraulic excavators,
Tennessee, USA	28	301	Medium-sized wheel loaders,
Quebec, Canada,	14	151	Motor graders,
South Carolina, USA	18	194	Cranes,
Illinois, USA	78	840	Small and medium- sized wheel loaders,
			Backhoe loaders,
			Large wheel loaders,
			Large dump trucks

Hensley Industries, Inc.	18	194	Buckets, Teeth, Adapters
Texas, USA

Komatsu Forest, LLC	10	108	Forestry Equipment
Wisconsin, U.S.A

Komatsu Mexicana S.A. de C.V.	22	237	Attachments for construction equipment
Sahagún, Mexico

Komatsu do Brasil Ltda.	57	614	Medium-sized hydraulic excavators,
Suzano, São Paulo, Brazil			Small and medium-sized Bulldozers,
			Wheel loaders

Advanced Silicon Materials LLC	35	377	Silane gas,
Montana, USA			Polycrystalline silicon products

Europe
Komatsu UK Ltd.	60	646	Large and medium- sized hydraulic excavators
Birtley, UK

Komatsu Hanomag GmbH	77	829	Small and medium-sized wheel loaders,
Hannover, Germany			Mini wheel loaders,
			Compactors

Komatsu Forest AB	12	129	Forestry Equipment
Umea, Sweden

Cranab AB	11	118	Attachments for forestry equipment
Vindeln, Sweden

Komatsu Mining Germany GmbH	23	248	Super-large hydraulic excavators
Düsseldorf, Germany

Komatsu Utility Europe S.p.A.	34	366	Mini excavators,
Este, Italy			Backhoe loaders,
			Skid steer loaders

Asia(excluding Japan) and Oceania
P.T. Komatsu Indonesia Tbk	46	495	Medium-sized hydraulic excavators,
Jakarta, Indonesia			Small and medium-sized bulldozers,
			Small and medium-sized wheel loaders,
			Motor graders,
			Dump trucks

Komatsu (Changzhou) Construction	14	151	Wheel loaders,
Machinery Corporation			Medium- sized hydraulic excavators
Jiangsu, China

Komatsu (Changzhou) Foundry Corporation Jiangsu, China	26	280	Iron castings and parts for construction equipment and industrial vehicles, Foundry molds

Komatsu Shantui Construction Machinery Co., Ltd.	34	366	Small and medium-sized hydraulic excavators

Bangkok Komatsu Co. Ltd. Chonburi, Thailand	14	151	Medium-sized hydraulic excavators

Formosa Komatsu Silicon Corporation	12	129	Silicon wafers for semiconductors
Mailiao, Yunlin, Taiwan

*	Komatsu Cummins Engine Co., Ltd and Komatsu Castex Ltd. (Oyama Manufacturing Plant) are located at Oyama Plant of Komatsu Ltd.

The head office of the Company is located in a ten-story office building in Tokyo, which is leased from Komatsu Building Co., Ltd., a wholly-owned consolidated subsidiary of the Company. In July 2004, the Board of the Company made a resolution to merge Komatsu Building Co., Ltd into Komatsu Ltd. to be effective on October 1, 2004.

Komatsu considers that its manufacturing plants and other facilities are well maintained and believes that its plant capacity is adequate for its current requirements. Komatsu does not believe that there are any environmental issues that may materially affect Komatsu’s utilization of its assets. At March 31, 2004, assets pledged as collateral for short-term debt, long-term debt and guarantees for debt are as follows:

	Millions of yen	Thousands of U.S. dollars
Time deposits	¥361	$3,471
Trade notes and accounts receivable	947	9,106
Land and buildings held for sale	121	1,163
Property, plant and equipment —less accumulated depreciation
	25,588	246,039

Total	¥27,017	$259,779

The above assets were pledged against the following liabilities:

	Millions of yen	Thousands of U.S. dollars
Liabilities appearing in the consolidated balance sheets as:
Short-term debt	¥947	$9,106
Long-term debt	25,457	244,779
Guarantees for debt	613	5,894

Total	¥27,017	$259,779

Plans for Installation and Disposal of Equipment

The details of capital investment plans (new installation and retirement on an individual project basis) were not decided as of the end of the reporting term. The plan amount of ¥86,000 million shown below for the next reporting term is the management’s estimate of the total for all business segments.

Name of business segment	Capital investment plan amount at March 31, 2004	Principal objectives	Fund procurement
	(Millions of yen)
Construction and Mining Equipment	63,000	Development investment, capacity enhancement, etc.	Funds on hand Bank borrowings

Industrial Machinery, Vehicles and Others	11,000	Rationalization of production, renewal of obsolete equipment, etc.	Funds on hand Bank borrowings

Electronics	12,000	Capacity enhancement and improvement of productivity	Funds on hand Bank borrowings

Total	86,000

Notes:

1.	Capital investment plan amounts exclude consumption tax, etc.

2.	Planned Investments by Segment are as follows:

In the Construction and Mining Equipment business, investments will be made to increase the production capacity with a goal of achieving the mid-range management plan. Such investments in Japan include: enhancement and rationalization of production focusing on the key components such as hydraulic components, final gears, transmissions and axles; model changes of engines to meet the Tier III emission regulation; improvement of quality through inline quality assurance. Outside Japan, investment will be made in development of new models, model changes and global utilization of the production capacity.

In the Industrial Machinery, Vehicles and Others business, investments will also be made in replacement of obsolete facilities and installation of safety and environmental equipment, mainly to rationalize production.

In the Electronics business, the primary investment will be in upgrading capital equipment for increased production of 300mm wafers and measures to strengthen the competitiveness of 200mm-wafer products (quality and productivity improvements).

As a part of the restructuring of production, Komatsu transferred the production line in Kawasaki, Kanagawa, Japan, to another plant and the Kawasaki facilities were utilized as a base for logistics subsidiaries. In order to improve asset utilization, Komatsu sold the subject land to Shimachu Co., Ltd. in July 2004. The details of the sale are as follows.

Description of the Asset:	Land (73,128 square meters)
Address:	20-1, 3-chome Nakase, Kawasaki-ku,
Kawasaki-shi, Kanagawa Prefecture, Japan
Book Value:	1,800 million yen
Sales Price:	11,280 million yen

Item 5. Operating and Financial Review and Prospects

A. Operating results

The following discussion and analysis provides information that management believes to be relevant to understanding Komatsu’s consolidated financial condition and results of operations.

Overview

Komatsu engages in development, manufacture and sale of industrial equipment and products. Komatsu’s business activities are divided into three segments: (1) Construction and Mining Equipment, (2) Industrial Machinery, Vehicles and Others and (3) Electronics. From Fiscal 2004, the Company changed the segment name of “Others” to “Industrial Machinery, Vehicles and Others”.

Summary of Operating Results

Consolidated net sales advanced 9.8% over the previous year to ¥1,196.4 billion (U.S.$11,504 million, at U.S.$1=¥104), renewing the record-high figure achieved in Fiscal 1998. This increase in net sales was primarily due to (1) increased sales of construction and mining equipment especially in China and North America, (2) growth in orders for mining equipment in the second half period of Fiscal 2004, (3) improved sales of industrial machinery, and (4) increased sales of electronics products.

Segment profit* nearly doubled from the previous year, to ¥65.9 billion (U.S.$634 million), topping the last peak of ¥49.9 billion recorded for the fiscal year ended March 31, 1997.

*	In conformity with Japanese accounting principles, segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses, from net sales.

Income before income taxes doubled over the previous year to ¥27.0 billion (U.S.$260 million) mainly due to segment profit increase even after reflecting the impairment loss of ¥17.5 billion (U.S.$169 million) of Advanced Silicon Materials, LLC (ASiMI) based on the assumption that the business environment will remain unfavorable with oversupply conditions during the fiscal year ended March 31, 2004 for polycrystalline silicon resulting in a downward price trend and intensified pricing competition.

Net income for the year reached ¥26.9 billion (U.S.$259 million), representing a nine-fold increase as compared to the fiscal year ended March 31, 2003. This impressive growth reflects not only improved pre-tax income but also the recognition of deferred tax asset relating to the investment in Komatsu Silicon America, Inc., reflecting the tax benefit soon to be deductible upon the deduction of the investment for tax purposes.

The average Yen/U.S. dollar exchange rates were 113 and 121 for the fiscal years ended March 31, 2004 and 2003, respectively. The average Yen/Euro exchange rates were 133 and 121 for the fiscal years ended March 31, 2004 and 2003, respectively. In comparison to the Fiscal 2003, Yen was strong against U.S. dollar and weak against Euro for Fiscal 2004. Due to such currency fluctuations, Komatsu analyses that this year’s segment profit for Construction and Mining Equipment business, Komatsu’s largest business segment which accounts for 72.2% of net sales, decreased by approximately ¥5.4 billion from the previous fiscal year. The calculation was made after deducting cost of sales and selling, general and administrative expenses from sales in foreign currency transactions, then multiplying the result by the difference in average exchange rates of this year and last year. However, the effects of changes of selling price due to currency fluctuations were not taken into account.

Business Environment

During Fiscal 2004, the business environment for construction and mining equipment began to improve worldwide, mainly driven by demand recovery in North America and notable increase in demand in China. North America, the world’s largest market for construction and mining equipment, has entered a demand recovery phase after the 4-year recession, as a result of corporate investment incentives by the U.S. government coupled with robust housing construction. For the fiscal year ended March 31, 2004, demand of construction equipment has grown substantially in China because of the increased construction investment. In the Commonwealth of Independent States (CIS: the former Soviet republics), the Middle East, Africa and some other regions where Komatsu has built a solid market position, demand for construction equipment has grown in relation to the increased investments in energy-related areas and social infrastructure developments. In Japan, while construction investments remained sluggish during Fiscal 2004, demand for investments to replace used equipment with new equipment against the backdrop of accelerating overseas demand for, and expanded exports of, used equipment.

In addition, as commodity prices soared worldwide, demand for mining equipment began to grow in the last half period of Fiscal 2004 in the Central and South Americas, Oceania, Africa and other mining regions in the world.

The recovery in demand for construction and mining equipment in the above markets and the introduction of the products with unique features such as GALEO-series equipment in recent years are generating synergy effects.

With regard to industrial machinery, vehicles and others, demand for sheet metal and forging machinery equipment improved during Fiscal 2004 due to the recovery in capital investments of consumer electronics and general machinery industries, as well as active investments by the automobile manufacturing industry.

With respect to electronics, the demand for silicon wafers, especially 200mm and 300mm wafers, increased during Fiscal 2004 with the recovery of the semiconductor market in Asia, especially Taiwan, and investment by semiconductor manufacturers for flash memory and DRAM (dynamic random access memory). The market environment for the polycrystalline silicon, which is a raw material for silicon wafers, remained difficult with intensified price competitions between Komatsu and other manufacturers of such products. On the other hand, demand for monosilane gas increased because of increased demand for semiconductors and LCD (liquid crystal display) panels.

Komatsu is subject to various regulations throughout the world, which include restrictions on noise and emissions from construction and mining equipment, as well as various environmental controls regulating the manufacturing processes. Komatsu’s operations and products are designed to comply with all applicable environmental regulations currently in effect for the relevant jurisdictions.

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

The significant accounting policies the management believes are the most critical for the full understanding and evaluation of Komatsu’s reported financial results are as follows:

(1) Allowance For Doubtful Receivables

Komatsu estimates the collectibility of its trade receivables. A considerable amount of judgment is required in assessing the realization of these receivables, including the current financial position of each customer. Komatsu establishes reserve for expected losses based on the credit information including past experience and collectibility is individually reviewed regarding overdue receivables. While Komatsu believes that the reserve to be adequate, it is possible that accuracy of the estimation process could be materially impacted due to change in the composition of the receivables.

(2) Deferred Income Tax Assets

During the process of preparing the consolidated financial statements, Komatsu estimates income taxes in each of the jurisdictions in which Komatsu operates. This process involves Komatsu estimating the current income tax exposure and assessing net segment loss carryforwards and temporary differences resulting from differing treatment of items for income tax and accounting purposes. These carryforwards and temporary differences result in deferred tax assets and liabilities, which are included within Komatsu’s consolidated balance sheet. Komatsu must then assess the likelihood that Komatsu’s deferred tax assets will be recovered from future taxable income and available tax planning strategies, and, to the extent Komatsu believes that recovery is not more likely than not, Komatsu must establish a valuation allowance to reduce the amount of asset reflected in the consolidated balance sheet. When the actual results differ from these estimates, Komatsu may need to adjust the valuation allowance which could materially affect Komatsu’s financial position and results of operations.

(3) Valuation of Long-Lived Assets

Komatsu’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to management’s best estimate of future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. For assets held for use, the undiscounted cash flow projections used to make assessment involves significant judgments, such as impairment. Fair value is measured based on the discounted cash flow model or independent appraisal. In the event that there are changes in strategy and market conditions, the assessment of the ability to recover the carrying amount of long-lived assets would change.

(4) Fair Value of Financial Instruments

The fair values of derivative financial instruments, consisting principally of foreign currency contracts and interest swap agreements, are estimated by obtaining quotes from brokers.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with absolute precision. Change in assumptions could affect the estimates.

(5) Pension Liabilities and Expenses

The amounts of Komatsu’s pension obligation and net period pension cost are dependent on certain assumptions used to calculate such amounts. Those assumptions are described in Note 12 to the consolidated financial statements and include the discount rate, expected rate of return on plan assets and rates of increase in compensation. In accordance with generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future service years of employees and therefore, generally affect Komatsu’s recognized expense and recorded obligation in such future periods. The effect of rise in the discount rate by 0.1 point would be the decrease of projected benefit obligations by approximately ¥1 billion. While Komatsu believes that its assumptions are appropriate, in the event that there are significant differences in the actual results or significant changes in the assumptions, the pension obligation and the future expenses would be impacted.

(6) Securitization

Komatsu has several accounts receivable securitization programs and such securitizations are expected to become an important source of funds for Komatsu in the future. The receivables that are securitized are deducted from the consolidated balance sheet when they are sold. Komatsu has entered into contractual arrangements with special purpose companies solely for the purpose of securitizing its receivables. For key assumptions used in measuring the fair value of retained interests related to securitization transactions, please refer to Item 5.E. “Off-Balance Sheet Arrangements”.

New Accounting Standards

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

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (revised December 2003)(“FIN 46R”),”Consolidation of Variable Interest Entities”, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46.

For any VIEs that must be consolidated under FIN 46R that were created before December 31, 2003, the assets, liabilities and non-controlling interests of the VIEs initially would be measured at their carrying amounts at the date the requirements of this Interpretation first apply. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIEs. Any difference between the net amount added to the balance sheet of the consolidating enterprise and the amount of any previously recognized interest in the newly consolidated entity shall be recognized as the cumulative effect of an accounting change.

Foreign private issuers with variable interests in “VIEs” created after January 31, 2003 are required to apply FIN 46R immediately.

The mandatory effective dates of FIN 46R for foreign private issuers with variable interests in VIEs created before February 1, 2003 vary depending on the foreign private issuers’ year-end and frequency of interim reporting. The companies were required to apply FIN 46R to both special-purpose entities and other VIEs in consolidated financial statements from the periods beginning April 1, 2004.

For any VIEs that must be consolidated under FIN 46R that were created before February 1, 2003, the cumulative effect of the accounting change should be recognized as of April 1, 2004.

The adoption of FIN 46R did not have and is not expected to have a material effect on the Company’s consolidated financial position and results of operations.

Comparison of Fiscal 2004 with Fiscal 2003

The following table sets forth selected consolidated financial and operating data, including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial line item between the indicated fiscal years:

	Millions of Yen				% change	Thouzands of U.S. dollars
	Year Ended March 31
	2004		2003		2004 vs. 2003	2004
Revenues
Net sales	¥1,196,418	100.0%	¥1,089,804	100.0%	9.8%	$11,504,019
Interest and other income	11,945	1.0%	13,436	1.2%	-11.1%	114,856

Total	1,208,363	101.0%	1,103,240	101.2%	9.5%	11,618,875

Cost of sales	881,231	73.7%	815,557	74.8%	8.1%	8,473,375
Selling, general and administrative	249,261	20.8%	241,069	22.1%	3.4%	239,674

Segment profit	65,926	5.5%	33,178	3.0%	98.7%	633,904

Interest	14,915		14,693			143,413
Impairment loss on long-lived assets	19,051		—			183,183
Special termination benefit	—		—			—
Other	16,869		19,016			162,202

Income (loss) before income taxes, minority interests and equity in earnings	27,036	2.3%	12,905	1.2%		259,962
Income taxes	(3,519)	-0.3%	5,968	0.5%		(33,836)

Income (loss) before minority interests and equity in earnings	30,555		6,937			293,798
Minority interests in (income) loss of consolidated subsidiaries	(3,839)		(2,877)			(36,913)
Equity in earnings (losses) of affiliated companies	247		(786)			2,375
Income (loss) before cumulative effect of accounting change	26,963		3,274			25,926
Cumulative effect of accounting change	—		(265)			—

Net income (loss)	¥26,963	2.3%	¥3,009	0.3%	796.1%	$25,926

Return on Assets (ROA)	2.0%		1.0%
Net debt to equity ratio	0.91		1.13

Net sales.

Consolidated net sales for the fiscal year ended March 31, 2004 increased by 9.8% (or ¥106,614 million) from ¥1,089,804 million to ¥1,196,418 million (U.S.$11,504 million) as compared to the fiscal year ended March 31, 2003, renewing the record-high figure achieved in Fiscal 1998. Sales while sales in overseas increased 12.8% over the previous year, to ¥712,669 million (U.S.$6,853 million), sales in Japan increased 5.6% over the previous year, to ¥483,749 million (U.S.$4,651 million). While Komatsu achieved increased sales for all business segments over the previous year, the main factors for the increase are (1) increased sales of construction and mining equipment, especially in China and North America, (2) growth in orders for mining equipment in the second half period of Fiscal 2004, (3) improved sales of industrial machinery, and (4) increased sales of electronics products.

Komatsu achieved a gain in overseas construction equipment sales by making the most of improved market conditions worldwide, especially in China and North America. Sales in China increased by 66.1% (3.2% contribution to consolidated net sales) compared to Fiscal 2003, primarily due to the expanded demand for construction equipment, especially hydraulic excavators, as a result of (1) the buoyant demand in the construction industry and (2) the effect of consolidation of Komatsu Shantui Construction Machinery Corp. in August 2002. Sales in the Americas increased by 10.3% (2.4% contribution to consolidated net sales) primarily because of demand recovery in the United States supported by the corporate investment incentives by the U.S. government and an increased demand for construction of housing.

Mining equipment sales increased primarily due to a large-lot order in Indonesia Komatsu won during the second half of Fiscal 2004 and increased demand in Australia, against the backdrop of the rise in commodity prices worldwide.

Sales in the Industrial Machinery, Vehicles and Others business for Fiscal 2004 increased by 2.2% as compared to the Fiscal 2003, primarily due to aggressive sales and service efforts with a focus on products with unique features.

Sales in the electronics business for Fiscal 2004 improved over Fiscal 2003, mainly due to the expansion of the silicon wafer business in Taiwan.

Interest and Other Income.

Consolidated interest and other income for the fiscal year ended March 31, 2004 decreased by 11.1% (or ¥1,491 million) from ¥13,436 million to ¥11,945 million (U.S.$115 million) as compared to the fiscal year ended March 31, 2003. This decrease was primarily due to (1) the decrease in dividends income by ¥418 million mainly as a result of decreased dividends income from entities other than consolidated subsidiaries and (2) decrease of gain from the sale of fixed assets by ¥571 million, as compared to the fiscal year ended March 31, 2003.

Total Revenue.

As a result of the above factors, consolidated total revenue for the fiscal year ended March 31, 2004 increased by 9.5% (or ¥105,123 million) from ¥1,103,240 million to ¥1,208,363 million (U.S.$11,619 million) as compared to the fiscal year ended March 31, 2003.

Cost of Sales.

Consolidated cost of sales for the fiscal year ended March 31, 2004 increased by 8.1% (or ¥65,674 million) from ¥815,557 million to ¥881,231 million (U.S.$8,473 million) as compared to the fiscal year ended March 31, 2003. This increase was mostly due to increased sales. However, percentage increase of cost of sales (8.1%) was lower than that of net sales (9.8%), primarily due to Komatsu’s efforts to manage and reduce production costs consisting of variable production costs, such as procurement costs and engineering costs, as well as manufacturing fixed costs, such as personnel and related costs, rent and depreciation costs.

Komatsu promotes standard variable margin (SVM) management as a framework for cost reduction. SVM is allied with the concept of gross profits and based on the deduction of standard variable costs (SVC), such as procurement and in-house machining costs, as well as direct selling expenses from sales.

With respect to SVC, Komatsu has positioned its plants with development capabilities as “Mother Plants” responsible for substantially reducing SVC at the time of new product development or model changes. “Mother Plants” also promote the standardization of manufacturing technologies through the concurrent engineering of production and development and by developing a framework to transfer standardized technologies to other plants overseas that are responsible for producing corresponding models.

“Mother Plants” also support overseas plants in other areas, including production management. For example, when an overseas plant overseas starts the production and sale of new products, the engineers from its mother plant help the launch so that the overseas plant produces steady results in terms of cost reduction.

Komatsu launched the market introduction of “Unique and Unrivaled products” which demonstrate a substantial reduction of production costs compared with the corresponding existing models during Fiscal 2004. The effect of such production cost reduction achieved by “Mother Plants” in the development stage has become visible in the cost of sales for Fiscal 2004, after having transferred the standardized technologies from “Mother Plants” to other plants around the world. Cost of sales to sales ratio for the fiscal year ended March 31, 2004 improved by 1.1 points to 73.7% as compared to 74.8% in the fiscal year ended March 31, 2003, primarily by such efforts to reduce production cost in this manner.

Selling, General and Administrative Expenses.

Consolidated selling, general and administrative expenses (SG&A) for the fiscal year ended March 31, 2004 increased by 3.4% (or ¥8,192 million) from ¥241,069 million to ¥249,261 million (U.S.$2,397 million) as compared to the fiscal year ended March 31, 2003. As Komatsu continued its efforts to reduce SG&A fixed cost, SG&A to sales ratio fell by 1.3 points from Fiscal 2003 to 20.8%, and thus the increase in SG&A was primarily due to the increase in direct selling expenses and other factors accompanying the increase in net sales.

Consolidated research and development expenses for the fiscal year ended March 31, 2004 increased by 9.2% (or ¥3,575 million) from ¥39,027 million to ¥42,602 million (U.S.$410 million) as compared to the fiscal year ended March 31, 2003. In terms of a percentage of net sales, the research and development expenses for Fiscal 2004 (3.56%) remained at the same level as Fiscal 2003 (3.58%). For details as to expenditures on research and development activities, see Item 5.C.

Consolidated advertising expenses for the fiscal year ended March 31, 2004 decreased by 1.0% (or ¥34 million) from ¥3,446 million to ¥3,412 million (U.S.$33 million) as compared to the fiscal year ended March 31, 2003. As a percentage of net sales, advertising expenses accounted for 0.29% in Fiscal 2004 compared to 0.32% in Fiscal 2003. Advertising expenses accounted for 1.4% of the selling, general and administrative expenses during the fiscal year ended March 31, 2004.

Segment Profit.

Segment profit for the year ended March 31, 2004 increased by 98.7% from ¥36,982 million to ¥65,926 million (U.S.$670 million) as compared to the fiscal year ended March 31, 2003. This increase was primarily due to the increase in segment profit of Construction and Mining Equipment business by 86.0% (or ¥24,918 million) as a result of the increase of sales volume and the decrease in the fixed costs by approximately ¥5,700 million.

Impairment Loss on Long-Lived Assets.

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” which develops a single accounting method, based on the framework established in SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” the long-lived assets and certain identifiable intangibles to be held and used by Komatsu are reviewed for impairment based on a cash flow analysis of related operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

In the fiscal year ended March 31, 2004, ASiMI reappraised its fixed assets of the Butte plant, which Komatsu recognized an impairment loss during the fiscal year ended March 31, 2002, using estimated future cash flows and recorded an additional impairment loss of ¥17,534 million ($169 million) on such assets based on the assumption that the business environment will remain unfavorable with an excess supply in the market of polycrystalline silicon as well as intensified pricing competition in silicon wafers.

Other Expenses.

Consolidated other expenses for the fiscal year ended March 31, 2004 decreased by 11.3% (or ¥2,147 million) from ¥19,016 million to ¥16,869 million as compared to the fiscal year ended March 31, 2003. This decrease primarily consisted of the following factors: (1) decrease in loss on marketable securities by approximately ¥8,400 million as compared to Fiscal 2003 from ¥8,900 million to ¥500 million, (2) increase of loss on disposal or sale of fixed assets by approximately ¥5,200 million (from a gain of approximately ¥1,800 million to a loss of approximately ¥3,400 million) as a result of the sale of the land and buildings of Komatsu Silicon America, Inc., and (3) increase of foreign exchange loss by approximately ¥1,800 million.

Total Expenses.

As a result of the above factors, consolidated total expenses for the fiscal year ended March 31, 2004 increased by 8.3% (or ¥90,992 million) from ¥1,090,335 million to ¥1,181,327 million (U.S.$11,359 million) as compared to the fiscal year ended March 31, 2003.

Income Before Income Taxes, Minority Interests and Equity in Earnings.

Consolidated income (loss) before income taxes, minority interests and equity in earnings of affiliates for the fiscal year ended March 31, 2004 increased by ¥14,131 million from ¥12,905 million to ¥27,036 million (U.S.$260 million) as compared to the fiscal year ended March 31, 2003 as total net sales increased at a greater percentage amount than the cost of sales.

Total Income Taxes.

Total consolidated income taxes for the fiscal year ended March 31, 2004 decreased by ¥9,487 million from an income tax provision of ¥5,968 million to an income tax benefit of ¥3,519 million (U.S.$34 million).

The decrease was mainly due to the recognition of deferred tax asset of ¥17,504 million (U.S.$168 million) during the fiscal year ended March 31, 2004 relating to its investment in Komatsu Silicon America, Inc., reflecting the tax benefit soon to be realized upon the deduction of its investment for tax purposes. The loss had previously been recognized for financial reporting in 2002 and 2003. The actual effective tax rate was negative 13.0% for the fiscal year ended March 31, 2004 and a positive 46.2% for the fiscal year ended March 31, 2003. The negative percentage in actual effective tax rate was due primarily to the recognition of such deferred tax asset relating to its investment in KSA.

Income Before Minority Interests and Equity Earnings.

Consolidated income (loss) before minority interests and equity earnings for the fiscal year ended March 31, 2004 increased by ¥23,618 million from ¥6,937 million to ¥30,555 million (U.S.$294 million) as compared to the fiscal year ended March 31, 2003. This increase was due to three factors: (1) increased segment profit of ¥65,926 million; (2) negative impact of ¥19,051 million impairment loss in 2004; and (3) a ¥9,487 million decrease of income tax described above.

Minority Interests in Income of Consolidated Subsidiaries.

Consolidated minority interests in income of subsidiaries for the fiscal year ended March 31, 2004 increased by ¥962 million from ¥2,877 million to ¥3,839 million (U.S.$37 million) as compared to the fiscal year ended March 31, 2003. This increase was primarily attributable to the fact that Komatsu Shantui Construction Machinery Co., Ltd., which produces and sells construction equipment in China, and Formosa Komatsu Silicon Corporation, which manufactures and sells silicon wafers used in semiconductors, enjoyed favorable earnings performances during the fiscal year ended March 31, 2004.

Equity in Earnings and Losses of Affiliated Companies.

Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2004 increased by ¥1,033 million from a loss of ¥786 million to an income of ¥247 million (U.S.$2 million) as compared to the fiscal year ended March 31, 2003. This increase was primarily due to the improved earnings of affiliated companies which Komatsu accounts for using the equity accounting method.

Cumulative Effect of Accounting Change.

No cumulative effect of accounting change was realized in the fiscal year ended March 31, 2004. On the other hand, by the implementation of the Statement of Financial Accounting Standards No.142 regarding “Goodwill and Other Intangible Assets” in the fiscal year ended March 31, 2003, a loss of ¥265 million was realized due to the impairment of the goodwill of Komatsu (Changzhou) Foundry Corporation.

Net Income.

As a result of the factors indicated above, the consolidated net income for the fiscal year ended March 31, 2004 increased by ¥23,954 million from ¥3,009 million to ¥26,963 million (U.S.$259 million), as compared to the fiscal year ended March 31, 2003. Accordingly, the net income per share rose to ¥27.17 in Fiscal 2004 from ¥3.09 in Fiscal 2003. The diluted earnings per share marked ¥27.16 and ¥3.09, respectively.

Return on Assets.

Return on assets for the fiscal year ended March 31, 2004 increased from 1.0% to 2.0% as compared to the fiscal year ended March 31, 2003. This increase was primarily due to the improvement of income before income taxes, minority interests and equity in earnings, by approximately doubling from ¥12,905 million to ¥ 27,036 million.

Net Debt to Equity Ratio.

Net debt to equity ratio for the fiscal year ended March 31, 2004 decreased from 1.13 to 0.91 as compared to the fiscal year ended March 31, 2003. This decrease was primarily due to (1) the decrease in the net debt by ¥59,728 million from ¥448,326 million to ¥388,598 million and (2) the increase in shareholders’ equity by ¥30,141 million from 395,366 million to 425,507 million.

Performance by Operating Segments

	Millions of Yen		% Change	Thousands of U.S. dollars
	2004	2003	2004 vs. 2003	2004
Net sales:
Construction and mining equipment
Customers	863,244	767,840	12.4%	$8,300,423
Intersegment	9,743	6,620	47.2%	93,683
Total	872,987	774,460	12.7%	8,394,106

Industrial Machinery, Vehicles and Others
Customers	241,991	236,782	2.2%	2,326,836
Intersegment	45,240	37,754	19.8%	435,000
Total	287,231	274,536	4.6%	2,761,836

Electronics
Customers	91,183	85,182	7.0%	876,760
Intersegment	142	159	-10.7%	1,365
Total	91,325	85,341	7.0%	878,125

Elimination	(55,125)	(44,533)	—	(530,048)

Consolidated	1,196,418	1,089,804	9.8%	$11,504,019

Segment profit (loss):
Construction and mining equipment	¥53,908	¥28,990	86.0%	$518,346
Industrial Machinery, Vehicles and Others	11,251	8,841	27.3%	108,183
Electronics	4,556	(849)	—	43,808

Total	69,715	36,982	88.5%	670,337
Corporate expenses and elimination	(3,789)	(3,804)	—	(36,433)

Consolidated segment profit (loss)	65,926	33,178	98.7%	633,904
Interest and other income	11,945	13,436	-11.1%	114,856
Interest expense	14,915	14,693	1.5%	143,413
Other expenses	35,920	19,016	88.9%	345,385

Consolidated income (loss) before income taxes	27,036	12,905	109.5%	$259,962

Identifiable assets:
Construction and mining equipment	¥897,163	¥853,644	5.1%	$8,626,567
Industrial Machinery, Vehicles and Others	215,668	219,687	-1.8%	2,073,731
Electronics	136,954	165,090	-17.0%	1,316,865
Corporate assets and elimination	98,860	67,933	45.5%	950,577

Consolidated	¥1,348,645	¥1,306,354	3.2%	$12,967,740

Depreciation and amortization:
Construction and mining equipment	¥44,469	¥46,137	-3.6%	$427,587
Industrial Machinery, Vehicles and Others	9,205	7,719	19.3%	88,510
Electronics	14,089	14,966	-5.9%	135,470

Consolidated	¥67,763	¥68,822	-1.5%	$651,567

Capital expenditures:
Construction and mining equipment	¥56,345	¥50,125	12.4%	$541,779
Industrial Machinery, Vehicles and Others	8,649	9,874	-12.4%	83,163
Electronics	13,055	10,474	24.6%	125,529

Consolidated	¥78,049	¥70,473	10.8%	$750,471

Note:

Transfers between segments are made at estimated arm’s-length prices. Segment profit (loss) represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes. Other expenses include impairment loss on long-lived assets in the electronics segment of ¥17,534 million ($168,596 thousand) for the years ended March 31, 2004.

Construction and Mining Equipment

Net Sales from Construction and Mining Equipment business for the fiscal year ended March 31, 2004 increased by 12.4% (or ¥95,404 million) from ¥767,840 million to ¥863,244 million (U.S.$8,300 million) as compared to the fiscal year ended March 31, 2003. This 12.4% increase in net sales was primarily attributable to (1) the increase in demand and sales in the overseas market, especially North America and China which contributed 3.5% and 3.9% to the increase, respectively, and (2) growth in orders for mining equipment in the second half period of Fiscal 2004.

In the United States, after four years of decline, demand for construction and mining equipment upturned, fueled by corporate investment incentives by the U.S. Government coupled with an increase in demand for new houses. In addition, Komatsu America Corp. continued to focus its efforts to expand the sales of GALEO series equipment, while working to enhance its product development and customer support capabilities and strengthen its sales force. As a result, Komatsu’s net sales of construction and mining equipment in the Americas increased by 13.3% as compared to Fiscal 2003.

In China, demand continued to demonstrate sizable growth for the fiscal year ended March 31, 2004 as a result of buoyant demand in construction industry. Komatsu focused its efforts on expanding the local production capacity and broadening the product range of construction and mining equipment. Komatsu Shantui Construction Machinery Co., Ltd. continued to enhance production and sales of hydraulic excavators, especially the mainstay PC200 model. Sales of smaller PC60 models of which the company started production during the year steadily increased. Komatsu (Changzhou) Construction Machinery Corp. expanded sales of 30 and 40-ton class hydraulic excavators in response to growth in demand for larger equipment. By making full use of its training center in Changzhou, the company continued to support distributors in their efforts to strengthen sales and service capabilities. As a result, Komatsu accomplished growth in sales in China by 66.6% in Fiscal 2004 as compared to Fiscal 2003 mainly due to the increase in demand for hydraulic excavators.

Mining equipment sales increased primarily due to a large-lot order Komatsu won in Indonesia during the second half of Fiscal 2004 and increased demand in Australia, against the backdrop of the rise in commodity prices worldwide.

Segment profit for the Construction and Mining Equipment segment for the fiscal year ended March 31, 2004 increased by 86.0% (or ¥24,918 million) from ¥28,990 million to ¥53,908 million (U.S.$518 million) as compared to the fiscal year ended March 31, 2003. This increase was primary due to the increase of sales, especially North America and China, and reduction of production cost through launch of new products by utilizing “Mother Plants”.

Industrial Machinery, Vehicles and Others

Net sales of Industrial Machinery, Vehicles and Others business for the fiscal year ended March 31, 2004 increased by 2.2% (or ¥5,209 million) from ¥236,782 million to ¥241,991 million (U.S.$2,327 million) as compared to the fiscal year ended March 31, 2003. This increase was primarily due to the improved sales of products such as large presses and crankshaft millers, reflecting increased capital outlays of automobile manufacturers around the world. Komatsu launched of new models in this business segment, which contributed the improvement in sales.

Segment profit for the Industrial Machinery, Vehicles and Others business for the fiscal year ended March 31, 2004 increased by 27.3% (or ¥2,410 million) from ¥8,841 million to ¥11,251 million (U.S.$108 million) as compared to the fiscal year ended March 31, 2003. This 27.3% increase in segment profit was substantially higher than the 2.2% increase in net sales, primarily because of (1) Komatsu’s continued efforts to reduce both production cost and SG&A fixed cost by approximately ¥1,100 million and (2) market introduction of new products with unique features.

Electronics

Net sales from Electronics business for the fiscal year ended March 31, 2004 increased by 7.0% (or ¥6,001 million) from ¥85,182 million to ¥91,183 million (U.S.$877 million) as compared to the fiscal year ended March 31, 2003. This increase was primarily due to the fact that Komatsu captured increased demand in the semiconductor industry in Asia, especially Taiwan by providing high quality products to meet the customers’ requirement and increasing the prime wafers ratio with a focus on annealed and epitaxial wafers.

Sales in Japan increased by 9.5% to ¥49,011 million (U.S.$471 million) because of increased demand in semiconductor industry and firm price of products. Sales outside of Japan increased by 4.3% to ¥42,172 million (U.S.$406 million) supported by improved business results of Formosa Komatsu Silicon Corporation, a Taiwanese subsidiary of Komatsu Electronic Metals Co., Ltd.

Segment profit for the Electronics business for the fiscal year ended March 31, 2004 increased by ¥5,405 million from a loss of ¥849 million to an income of ¥4,556 million (U.S.$44 million) as compared to the fiscal year ended March 31, 2003. This improvement in profitability resulted primarily from (1) the improved business result of Komatsu Electronics Metals Co., Ltd., especially Formosa Komatsu Silicon Corporation, achieved by meeting customers’ requirements for high quality by diligent efforts such as an increase of prime wafers ratio, focusing on annealed and epitaxial wafers and (2) improved profitability of ASiMI by decreasing its loss for the second consecutive years.

Performance by Geographic Segments

Net sales recognized by sales destination for the years ended March 31, 2004 and 2003 were as follows, excluding intersegment sales:

	Millions of yen
	2004	2003	2004 vs. 2003
Japan	¥483,749	¥458,000	5.6%
Americas	277,302	251,371	10.3%
Europe	151,619	145,455	4.2%
China	87,127	52,465	66.1%
Asia (excluding Japan, China) and Oceania	135,542	123,712	9.6%
Middle East and Africa	61,079	58,801	3.9%

Consolidated net sales	¥1,196,418	¥1,089,804	9.8%

Net sales recognized by geographic origin for the fiscal year ended March 31, 2004 and 2003, and long-lived assets at March 31, 2004 and 2003 were as follows, excluding intersegment sales:

	Millions of yen		% Change
	2004	2003	2004 vs. 2003
Net sales:
Japan	¥600,891	¥558,798	7.5%
U.S.A.	276,571	257,027	7.6%
Europe	130,528	132,165	-1.2%
Other	188,428	141,814	32.9%

Total	¥1,196,418	¥1,089,804	9.8%

Long-lived assets:
Japan	¥318,841	¥307,187	3.8%
U.S.A.	72,236	103,504	-30.2%
Europe	21,024	12,857	63.5%
Other	33,378	31,560	5.8%

Total	¥445,479	¥455,108	-2.1%

Notes:

1) No individual country within Europe or other areas had a material impact on net sales or long-lived assets.

2) There were no sales to a single major external customer for the years ended March 31, 2004 and 2003.

3) The above long-lived assets consist primarily of land, buildings and equipment.

4) The impairment loss of ¥17,534 million resulting from reappraisal of ASiMI’s fixed assets of the Butte plant is included in the decrease from Fiscal 2003 to Fiscal 2004 in long-lived assets in the United States.

The following information regarding geographic segments is derived by the geographic origin from which the sales were made.

	Millions of yen		% Change	Thousands of U.S. dollars
	2004	2003	2004 vs. 2003	2004
Net sales:
Japan—
Customers	¥600,891	¥558,798	7.5%	$5,777,798
Intersegment	193,245	161,037	20.0%	1,858,125

Total	794,136	719,835	10.3%	7,635,923

Americas—
Customers	276,725	257,351	7.5%	2,660,817
Intersegment	15,057	10,661	41.2%	144,779

Total	291,782	268,012	8.9%	2,805,596

Europe—
Customers	130,528	132,165	-1.2%	1,255,077
Intersegment	13,531	10,240	32.1%	130,106

Total	144,059	142,405	1.2%	1,385,183

Others—
Customers	188,274	141,490	33.1%	1,810,327
Intersegment	8,644	8,124	6.4%	83,115

Total	196,918	149,614	31.6%	1,893,442

Elimination	(230,477)	(190,062)	—	(2,216,125)
Consolidated	¥1,196,418	¥1,089,804	9.8%	$11,504,019

Segment profit (loss):
Japan	¥41,175	¥25,748	59.9%	$395,913
Americas	7,492	(1,913)	—	72,038
Europe	5,175	2,793	85.3%	49,760
Others	14,667	8,971	63.5%	141,030
Corporate and elimination	(2,583)	(2,421)	—	(24,837)

Consolidated	¥65,926	¥33,178	98.7%	$633,904

Identifiable assets:
Japan	¥996,641	¥930,650	7.1%	$9,583,087
Americas	300,400	314,605	-4.5%	2,888,462
Europe	99,100	89,744	10.4%	952,885
Others	134,906	122,253	10.3%	1,297,172
Corporate assets and elimination	(182,402)	(150,898)	—	(1,753,866)

Consolidated	¥1,348,645	¥1,306,354	3.2%	$12,967,740

Overseas sales:
Americas	¥277,302	¥251,371	10.3%	$2,666,365
Europe	151,619	145,455	4.2%	1,457,875
Others	283,748	234,978	20.8%	2,728,346

Total	¥712,669	¥631,804	12.8%	$6,852,586

Note:

Transfers between segments are made at estimated arm’s-length prices. Segment profit (loss) represents net sales less cost of sales and selling, general and administrative expenses.

Japan

Net sales in Japan for the fiscal year ended March 31, 2004 increased by 7.5% (or ¥42,093 million) from ¥558,798 million to ¥600,891 million (U.S.$5,778 million) as compared to the fiscal year ended March 31, 2003. This increase was primarily due to an increase in exports of used equipment from Japan against the backdrop of accelerating overseas demand for used equipment and subsequent demand for investment in Japan to replace used equipment with new equipment, especially for hydraulic excavators and mini excavators.

Segment profit for Japan for the fiscal year ended March 31, 2004 increased by 59.9% (or ¥15,427 million) from ¥25,748 million to ¥41,175 million (U.S.$396 million) as compared to the fiscal year ended March 31, 2003. Segment profit in Japan increased by a substantially higher percentage than the 7.5% increase in net sales primarily due to the increase in export sales of construction equipment noted above and the improved sales of products in the Industrial Machinery, Vehicles and Others business such as large presses and crankshaft millers, as a result of increased capital outlays of automobile manufacturers around the world.

Americas

Net sales in the Americas for the fiscal year ended March 31, 2004 increased by 7.5% (or ¥19,374 million) from ¥257,351 million to ¥276,725 million (U.S.$2,661 million) as compared to the fiscal year ended March 31, 2003. The major factor that contributed to the 7.5% increase in sales in the Americas was the increase in demand for construction and mining equipment in the United States after four years of decline.

Segment profit for the Americas for the fiscal year ended March 31, 2004 recognized an income after three years of recognizing a loss and increased by ¥9,405 million from a loss of ¥1,913 million to an income of ¥7,492 million (U.S.$72 million) as compared to the fiscal year ended March 31, 2003. This recovery is primarily due to the increase in construction and mining equipment sales. Improved profitability of ASiMI also contributed segment profit increase through the effort to manufacture and sell higher margin products, such as monosilane gas to semicondutors and LCD panel manufacturers.

Europe

Net sales in Europe for the fiscal year ended March 31, 2004 decreased by 1.2% (or ¥1,637 million) from ¥132,165 million to ¥130,528 million (U.S.$1,255 million) as compared to the fiscal year ended March 31, 2003. This decrease in net sales was due primarily to (1) the reduction of distribution cost by consolidating all marketing capabilities at Komatsu Europe International N.V. and (2) selective acceptance of orders taking the fierce price competition into account. Segment profit for Europe for the fiscal year ended March 31, 2004 increased by 85.3% (or ¥2,382 million) from ¥2,793 million to ¥5,175 million (U.S.$50 million) as compared to the fiscal year ended March 31, 2003, as a result of the reduction of distribution cost mentioned above.

Others

Net sales in Other regions for the fiscal year ended March 31, 2004 increased by 33.1% (or ¥46,784 million) from ¥141,490 million to ¥188,274 million (U.S.$1,810 million) as compared to the fiscal year ended March 31, 2003. This increase was primarily due to an increase in demand (1) for mining equipment in mining regions such as Indonesia, Australia and South Africa, and (2) for construction equipment in China, Southeast Asia and Oceania. Mining equipment sales increased primarily due to a large-lot order in Indonesia Komatsu won during the second half of Fiscal 2004 and increased demand in Australia, against the backdrop of the rise in commodity prices worldwide. The impressive demand growth in China over the previous year particularly contributed to the increase in net sales in Other regions.

Segment profit for Other regions for the fiscal year ended March 31, 2004 increased by ¥5,696 million from ¥8,971 million to ¥14,667 million (U.S.$141 million) as compared to the fiscal year ended March 31, 2003, primarily due to the increase in demand for construction equipment in China, Southeast Asia and Oceania. The increase was also supported by the improved business results of Formosa Komatsu Silicon Corporation by ¥1,479 million.

Comparison of Fiscal 2003 with Fiscal 2002

The following table sets forth selected consolidated financial and operating data, including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial and operating data between the indicated fiscal years:

	Millions of Yen				% change	Thousands of U.S. dollars
	Year Ended March 31
	2003		2002		2003 vs. 2002	2003
Revenues
Net sales	¥1,089,804	100.0%	¥1,035,891	100.0%	5.2%	$9,235,627
Interest and other income	13,436	1.2%	34,278	3.3%	-60.8%	113,864

Total	1,103,240	101.2%	1,070,169	103.3%	3.1%	9,349,491

Cost of sales	815,557	74.8%	792,748	76.5%	2.9%	6,911,500
Selling, general and administrative	241,069	22.1%	256,364	24.7%	-6.0%	2,402,958

Segment profit	33,178	3.0%	(13,221)	—	—	281,169

Interest	14,693		16,842			124,517
Impairment loss on long-lived assets	—		52,242			—
Special termination benefit	—		30,131			—
Other	19,016		28,566			161,152

Income (loss) before income taxes, minority interests and equity in earnings	12,905	1.2%	(106,724)	-10.3%	—	109,364
Income taxes	5,968	0.5%	(21,930)	-2.1%	—	50,576

Income (loss) before minority interests and equity in earnings	6,937		(84,794)			58,788

Minority interests in (income) loss of consolidated subsidiaries	(2,877)		3,775			(24,381)

Equity in earnings (losses) of affiliated companies	(786)		398			(6,661)

Income (loss) before cumulative effect of accounting change	3,274		(80,621)			27,746

Cumulative effect of accounting change	(265)		—			(2,246)

Net income (loss)	¥3,009	0.3%	(80,621)	-7.8%	—	$25,500

Return on Assets (ROA)	1.0%		-7.8%
Net debt to equity ratio	1.13		1.09

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

Cost of Sales.

Consolidated cost of sales for the fiscal year ended March 31, 2003 increased by 2.9% (or ¥22,809 million) from ¥792,748 million to ¥815,557 million (U.S.$6,912 million) as compared to the fiscal year ended March 31, 2002. This 2.9% increase in cost of sales was lower than the 5.2% increase in net sales, primarily due to Komatsu’s efforts to manage and reduce production costs consisting of variable production costs, such as procurement costs and engineering costs, as well as manufacturing fixed costs, such as personnel and related costs, rent and depreciation costs.

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

Segment Profit.

Segment profit for the year ended March 31, 2003 increased by ¥46,399 million from a loss of ¥13,221 million to a profit of ¥33,178 million (U.S.$281 million) as compared to the fiscal year ended March 31, 2002. This increase was primarily due to (1) the increase in segment profit of the Construction and Mining Equipment business by ¥28,109 million from ¥881 million to ¥28,990 million (U.S.$246 million) primarily due to cutbacks of capacity costs and substantial reduction of production cost, (2) increase of segment profit of the Industrial machinery, Vehicles and Others business by ¥3,865 million from ¥4,976 million to ¥8,841 million (U.S.$75 million) mainly resulting from capacity cost and production cost reduction by restructuring, and (3) decrease in segment loss of the Electronics business by ¥14,076 million from ¥14,925 million to ¥849 million (U.S.$7 million) primarily due to the silicon wafer business recovery.

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

In the fiscal year ended March 31, 2002, Komatsu recorded an impairment loss of ¥24,983 million, on long-lived assets related to certain production facilities at its wholly owned subsidiary, Komatsu Silicon America, Inc. which is in the electronics segment. The reason for this impairment is that management changed its policy to sell or dispose of these facilities instead of holding them for future use. The impairment loss was calculated based on an estimated fair value less cost to sell of the facilities under current market conditions utilizing independent appraisal of the facilities.

Additionally, in the fiscal year ended March 31, 2002, Komatsu, due to the decline in the market demand, recorded impairment losses of ¥27,259 million on production facilities being operated by a consolidated subsidiary, Advanced Silicon Materials LLC (ASiMI) which is also in the electronics segment. Specifically, an impairment loss of ¥13,411 million for its Butte plant in Montana was calculated using the best estimate of discounted future cash flows based on the decision to continue its operation, and one of ¥13,848 million for its Moses Lake plant in Washington was calculated using the estimate of realizable value based on the decision to discontinue its production.

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

Return on Assets.

Return on assets for the fiscal year ended March 31, 2003 increased from -7.8% to 1.0% as compared to the fiscal year ended March 31, 2002. This increase was primarily due to the improvement of income (loss) before income taxes, minority interests and equity in earnings by 119,629 million from a loss of ¥106,724 million to an income of ¥12,905 million (U.S.$109 million).

Net Debt to Equity Ratio.

Net debt to equity ratio for the fiscal year ended March 31, 2003 increased from 1.09 to 1.13 as compared to the fiscal year ended March 31, 2002. This decrease was primarily due to (1) the increase in net debt by ¥17,897 million from ¥430,429 million to ¥448,326 million mainly resulting from interest bearing debt increase of newly consolidated companies and (2) the shareholders’ equity which remained at the same level, from ¥395,143 million to ¥395,366 million.

Performance by Operating Segments

	Millions of Yen		% Change	Thousands of U.S. dollars
	2003	2002	2003 vs. 2002	2003
Net sales:
Construction and mining equipment
Customers	767,840	731,340	5.0%	$6,507,119
Intersegment	6,620	7,018	-5.7%	56,101
Total	774,460	738,358	4.9%	656,322

Industrial Machinery, Vehicles and Others
Customers	236,782	227,782	4.0%	2,006,627
Intersegment	37,754	37,191	1.5%	319,949
Total	274,536	264,973	3.6%	2,326,576

Electronics
Customers	85,182	76,769	11.0%	721,881
Intersegment	159	236	-32.6%	1,348
Total	85,341	77,005	10.8%	723,229

Elimination	(44,533)	(44,445)	—	(377,398)

Consolidated	1,089,804	1,035,891	5.2%	$9,235,627

Segment profit (loss):
Construction and mining equipment	¥28,990	¥881	3190.6%	$245,678
Industrial Machinery, Vehicles and Others	8,841	4,976	77.7%	74,924
Electronics	(849)	(14,925)	—	(7,195)

Total	36,982	(9,068)	—	313,407
Corporate expenses and elimination	(3,804)	(4,153)	—	(32,238)

Consolidated segment profit (loss)	33,178	(13,221)	—	281,169
Interest and other income	13,436	34,278	-60.8%	113,864
Interest expense	14,693	16,842	-12.8%	124,517
Other expenses	19,016	110,939	-82.9%	161,152

Consolidated income (loss) before income taxes	12,905	(106,724)	—	$109,364

Identifiable assets:
Construction and mining equipment	¥853,644	¥879,732	-3.0%	$7,234,271
Industrial Machinery, Vehicles and Others	219,687	231,287	-5.0%	1,861,754
Electronics	165,090	181,746	-9.2%	1,399,068
Corporate assets and elimination	67,933	47,517	—	575,704

Consolidated	¥1,306,354	¥1,340,282	-2.5%	$11,070,797

Depreciation and amortization:
Construction and mining equipment	¥46,137	¥36,442	26.6%	$390,992
Industrial Machinery, Vehicles and Others	7,719	6,217	24.2%	65,415
Electronics	14,966	17,235	-13.2%	12,683

Consolidated	¥68,822	¥59,894	14.9%	$583,237

Capital expenditures:
Construction and mining equipment	¥50,125	¥46,354	8.1%	$424,788
Industrial Machinery, Vehicles and Others	9,874	9,187	7.5%	83,678
Electronics	10,474	18,927	-44.7%	88,763

Consolidated	¥70,473	¥74,468	-5.4%	$597,229

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

By contrast, in Japan, demand for construction equipment fell sharply from the previous year, because of continuing reductions in public investments. Given this situation, the Company introduced model replacements in its mainstay lines with the intention of expanding sales and promoted the reassessment of its sales operations. These efforts and expanded sales of used equipment fell short of making up for the large drop in demand.

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

Segment profit for the Construction and Mining Equipment segment for the fiscal year ended March 31, 2003 increased by ¥28,109 million from ¥881 million to ¥28,990 million (U.S.$246 million) as compared to the fiscal year ended March 31, 2002. Segment profit in this segment increased by a substantially higher percentage than the 5.0% increase in net sales primarily because of (i) the reductions in various personnel expenses, procurement costs and engineering costs of Komatsu in Japan, and (ii) the increase in overseas sales of higher value-added construction and mining equipment.

Industrial Machinery, Vehicles and Others

Sales in the Industrial Machinery, Vehicles and Others segment for the fiscal year ended March 31, 2003 increased by 4.0% (or ¥9,000 million) from ¥227,782 million to ¥236,782 million (U.S.$2,007 million) as compared to the fiscal year ended March 31, 2002. This increase was due primarily to increased sales of sheet metal forming machinery, agricultural and forestry machines and forklift trucks.

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

Segment profit for the Industrial Machinery, Vehicles and Others segment for the fiscal year ended March 31, 2003 increased by 77.7% (or ¥3,865 million) from ¥4,976 million to ¥8,841 million (U.S.$75 million) as compared to the fiscal year ended March 31, 2002. This increase in segment profit was due primarily to increased sales of improved competitive products and Group-wide cost reduction efforts. This 77.7% increase in segment profit was substantially higher than the 4.0% increase in net sales, primarily because of the reduction in fixed costs such as personnel expenses, rent and depreciation, as well as the successful launch by Komatsu of higher value-added products, such as forklift trucks.

Electronics

Sales in the Electronics segment for the fiscal year ended March 31, 2003 increased by 11.0% (or ¥8,413 million) from ¥76,769 million to ¥85,182 million (U.S.$722 million) as compared to the fiscal year ended March 31, 2002. This increase was due primarily to increased silicon wafers sales as semiconductor manufacturers restocked their supply of such products during Fiscal 2003. Sales in Japan increased by 3.9% to ¥44,758 million (U.S.$379 million), and sales outside Japan increased by 20.0% to ¥40,424 million (U.S.$343 million). Electronics accounted for 7.8% of Komatsu’s net sales in Fiscal 2003, compared with 7.4% in fiscal 2002.

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

Segment losses for the Electronics segment for the fiscal year ended March 31, 2003 decreased significantly by 94.3% (or ¥14,076 million) from ¥14,925 million to ¥849 million (U.S.$7 million) as compared to the fiscal year ended March 31, 2002. This decrease in segment losses was primarily due to improved production efficiencies, product shift to prime silicon wafers and other higher value-added silicon wafers and reductions in Komatsu’s overall costs resulting from the recognition of significant impairment losses during the prior fiscal year and the integration of production lines in ASiMI. Formosa Komatsu Silicon broke even for the first time and recorded a profit during the second half of Fiscal 2003.

Performance by Geographic Segments

Net sales recognized by sales destination for the years ended March 31, 2003 and 2002 are as follows, excluding intersegment sales:

	Millions of yen		% Change
	2003	2002	2003 vs. 2002
Japan	¥458,000	¥478,187	-4.2%
Americas	251,371	262,341	-4.2%
Europe	145,455	128,029	13.6%
China	52,465	27,555	90.4%
Asia (excluding Japan, China) and Oceania	123,712	98,808	25.2%
Middle East and Africa	58,801	40,971	43.5%

Consolidated net sales	¥1,089,804	¥1,035,891	5.2%

Net sales recognized by geographic origin and long-lived assets at March 31, 2003 and 2002, and for the years then ended are as follows, excluding intersegment sales:

	Millions of yen		% Change
	2003	2002	2003 vs. 2002
Net sales:
Japan	¥558,798	¥564,537	-1.0%
U.S.A.	257,027	266,701	-3.6%
Europe	132,165	108,191	22.2%
Other	141,814	96,462	47.0%

Total	¥1,089,804	¥1,035,891	5.2%

Long-lived assets:
Japan	¥307,187	¥309,315	-0.7%
U.S.A.	103,504	115,812	-10.6%
Europe	12,857	13,913	-7.6%
Other	31,560	31,701	-0.4%

Total	¥455,108	¥470,741	-3.3%

Notes:

1)	No individual country within Europe or other areas had a material impact on net sales or long-lived assets.
2)	There were no sales to a single major external customer for the years ended March 31, 2003 and 2002.
3)	The above long-lived assets consist primarily of land, buildings and equipment.

The following information regarding geographic segments is derived by the geographic origin from which the sales were made. For example, if a product were manufactured in Japan but were sold to a customer in the Americas, net sales derived from such transactions would be recorded in Japan (i.e., the origin from which such product was sold.)

	Millions of yen		% Change	Millions of U.S. dollars
	2003	2002	2003 vs. 2002	2003
Net sales:
Japan—
Customers	¥558,798	¥564,537	-1.0%	$4,736
Intersegment	161,037	125,525	28.3%	1,365

Total	719,835	690,062	4.3%	6,100

Americas—
Customers	257,351	267,111	-3.7%	2,181
Intersegment	10,661	17,070	-37.5%	90

Total	268,012	284,181	-5.7%	2,271

Europe—
Customers	132,165	108,191	22.2%	1,120
Intersegment	10,240	9,682	5.8%	87

Total	142,405	117,873	20.8%	1,207

Others—
Customers	141,490	96,052	47.3%	1,199
Intersegment	8,124	6,869	18.3%	69

Total	149,614	102,921	45.4%	1,268

Elimination	(190,062)	(159,146)	—	(1,611)
Consolidated	¥1,089,804	¥1,035,891	5.2%	$9,236

Segment profit (loss):
Japan	¥25,748	¥130	19706.2%	$218
Americas	(1,913)	(10,562)	—	(16)
Europe	2,793	3,077	-9.2%	24
Others	8,971	(354)	—	76
Corporate and elimination	(2,421)	(5,512)	—	(21)

Consolidated	¥33,178	¥(13,221)	—	$281

Identifiable assets:
Japan	¥930,650	¥948,294	-1.9%	$7,887
Americas	314,605	354,438	-11.2%	2,666
Europe	89,744	82,102	9.3%	761
Others	122,253	106,626	14.7%	1,036
Corporate assets and elimination	(150,898)	(151,178)	-0.2%	(1,279)

Consolidated	¥1,306,354	¥1,340,282	-2.5%	$11,071

Overseas sales:
Americas	¥251,371	¥262,341	-4.2%	$2,130
Europe	145,455	128,029	13.6%	1,233
Others	234,978	167,334	40.4%	1,991

Total	¥631,804	¥557,704	13.3%	$5,354

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

Segment profit for Japan for the fiscal year ended March 31, 2003 increased by ¥25,618 million from ¥130 million to ¥25,748 million (U.S.$218 million) as compared to the fiscal year ended March 31, 2002. Although net sales remained substantially the same, segment profit increased as Komatsu reduced its various personnel expenses, procurement costs and engineering costs.

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

Segment losses for the Americas for the fiscal year ended March 31, 2003 decreased by 81.9% (or ¥8,649 million) from ¥10,562 million to ¥1,913 million (U.S.$16 million) as compared to the fiscal year ended March 31, 2002, primarily due to the substantial improvement in segment profit in the electronic segment resulting from a larger percentage of net sales being derived from higher value-added products and the reduction in fixed costs through the consolidation of its plants.

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

Segment profit for Europe for the fiscal year ended March 31, 2003 decreased by 9.2% (or ¥284 million) from ¥3,077 million to ¥2,793 million (U.S.$24 million) as compared to the fiscal year ended March 31, 2002, primarily due to the fact that a smaller percentage of net sales were derived from higher value-added construction equipment products.

Others

Sales in the Other regions for the fiscal year ended March 31, 2003 increased by 47.3% (or ¥45,438 million) from ¥96,052 million to ¥141,490 million (U.S.$1,199 million) as compared to the fiscal year ended March 31, 2002. This increase was due primarily to the increase in demand for construction equipment in China, Southeast Asia, Oceania and the Middle East.

Segment profit (loss) for the Other regions for the fiscal year ended March 31, 2003 increased by ¥9,325 million from a loss of ¥354 million to a income of ¥8,971 million (U.S.$76 million) as compared to the fiscal year ended March 31, 2002, due primarily to the increase in demand for construction and mining equipment in China and the steady increase in demand for such equipment in Southeast Asia, Oceania, and the Middle East. In the electronics segment, Formosa Komatsu Silicon broke even for the first time and recorded a profit during the second half of Fiscal 2003.

B. Liquidity and Capital Resources

Funding and Liquidity Management

Komatsu’s principal financial policy is to keep sufficient capital resources over the foreseeable future and to retain an appropriate level of liquidity necessary for its business. Komatsu funds the future capital expenditures and working capital through cash generated through its operations and funding activities, such as bank borrowings, commercial paper and medium and long-term notes.

Komatsu’s interest bearing debt as of March 31, 2004 totaled ¥460,068 million (U.S.$4,424 million), down ¥64,941 million from the previous fiscal year end, and Komatsu’s net interest bearing debt after deducting cash and deposits also decreased by ¥59,728 million to ¥388,598 million (U.S.$3,737 million). This decrease in interest bearing debt reflected Komatsu’s efforts to repay outstanding interest bearing debt using cash generated through its operating and investment activities. As a result, Komatsu’s net debt to equity ratio as of March 31, 2004 decreased to 0.91 points, a 0.22 point improvement from the previous fiscal year end.

Komatsu’s short-term debt as of March 31, 2004 as compared to March 31, 2003 decreased by ¥14,936 million to ¥97,057 million (U.S.$933 million), while long-term debt including current maturities (less than one year) decreased by ¥50,005 million to ¥363,011 million (U.S. $3,490 million) over the same period. Short-term debt primarily consists of short-term bank loans and is used as working capital by the group companies.

Long-term debt as of March 31, 2004 consisted of ¥182,463 million in loans from banks, insurance companies and other financial institutions, ¥67,186 million in Euro Medium Term Notes (EMTN), ¥7,504 million in Senior Notes due 2005 (payable in U.S. dollars), ¥35,000 million in unsecured bonds due 2006, ¥20,000 million in unsecured bonds due 2007, ¥10,000 million in unsecured bonds due 2009, and ¥40,858 million in capital lease obligations, most of which are used primarily for capital expenditures and long-term working capital. The Company has been registering a program to issue ¥100 billion in new bonds in Japan and the Company, Komatsu Finance America Inc., Komatsu Finance (Netherlands) B.V., Komatsu Europe Coordination Center N.V., and Komatsu Australia Holdings Pty. Ltd. have a group EMTN programme in which such companies may issue in the aggregate up to U.S.$1.2 billion EMTN Notes to satisfy the medium to long-term funding demands of Komatsu.

The Company and certain of its consolidated subsidiaries have established a program to securitize trade notes and accounts receivables for the purpose of accelerating the receipt of cash related to its finance receivables and diversifying the funding source. As of March 31, 2004 the balance of securitized receivables was ¥136,149 million (U.S.$1,309 million) and such securitized receivables were not reflected in the consolidated balance sheet.

Komatsu makes an effort to keep the appropriate level of the liquidity with cash flows from its operating activities, bank loans, securitized receivables, and commercial paper issue. The Company has a ¥50,000 million (U.S.$481 million) commercial paper program of which ¥35,000 million remained unused as of March 31, 2004. Komatsu and certain consolidated subsidiaries have committed credit lines with financial institutions which total ¥46,826 million (U.S.$450 million) to secure the liquidity of which ¥38,691 million remained unused as of March 31, 2004.

Working capital in Fiscal 2004 increased by ¥23,608 million to ¥260,549 million (U.S.$2,505 million) due to an increase in receivables and inventories accompanying the expansion of sales, as well as the repayment of short-term debt and long-term debt due within one year. The current ratio in Fiscal 2004 rose 4.1 points from the previous year to 150.1%. Upon review of the current levels of the working capital and the current ratio, the Management of Komatsu believes that Komatsu maintains an adequate level of liquidity.

Cash-flow

Set forth below is the condensed consolidated statements of cash flows for the years ended March 31, 2004, 2003 and 2002:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Net cash provided by operating activities	117,290	48,257	60,321	1,127,789
Net cash used in investing activities	(40,931)	(36,018)	(16,933)	(393,568)
Net cash provided by (used in) financing activities	(78,971)	18,846	(40,455)	(759,337)
Effect of exchange rate change on cash and cash equivalents	(2,134)	(325)	881	(20,519)
Net increase (decrease) in cash and cash equivalents	(4,746)	30,760	3,814	(45,635)
Cash and cash equivalents, beginning of year	76,152	45,392	39,760	732,231
Adjustment for change of fiscal period on consolidated subsidiaries	—	—	1,818

Cash and cash equivalents, end of year	¥71,406	¥76,152	¥45,392	$686,596

Due to the improved business results, net cash provided by operating activities totaled ¥117,290 million (U.S.$1,128 million), an increase of ¥69,033 million compared with the previous fiscal year. The increase in net cash provided by operating activities was also due to the fact that no cash was required in the fiscal year ended March 31, 2004 for the payment of early retirement benefits as compared to the fiscal year ended March 31, 2003.

Net cash used in investing activities for Fiscal 2004 amounted to ¥40,931 million (U.S.$394 million), an increase of ¥4,913 million compared with the previous fiscal year, largely due to investments in production and sales facilities, and the acquisition of Partek Forest AB and Partek Forest Holdings, LLC.

Net cash used in financing activities for Fiscal 2004 amounted to ¥78,971 million (U.S.$759 million), a decrease of ¥97,817 million compared with the previous fiscal year, mainly due to the reduction of interest bearing debt.

As a result, cash and cash equivalents as of March 31, 2004 totaled ¥71,406 million (U.S. $687 million), a decrease of ¥4,746 million compared with the previous fiscal year.

Capital Expenditure

With a focus on the Construction and Mining Equipment business, Komatsu carried out investments in the development and production of new products, as well as in the rationalization of production operations, for the purpose of improving the competitiveness of the product lines. In addition, Komatsu responded to the rising level of demand on a global scale by bolstering its domestic production capacity in the area of the main components of its equipment, such as hydraulics and braking systems.

Additionally, leased construction equipment was replaced with the aim of optimizing operating assets. In the Electronics business, in addition to increasing its production capacity in 300-millimeter silicon wafers, Komatsu also invested in improving productivity and in shifting to higher-quality products, particularly 200-millimeter wafers.

As a result of the above figures, Komatsu’s capital expenditure, on a consolidated basis, for the fiscal year ended March 31, 2004 was ¥78,049 million (U.S.$750 million), an increase of ¥7,576 million from the previous fiscal year end.

C. Research and Development, Patents and Licenses, etc.

Komatsu promotes R&D activities in its business domains, including construction and mining equipment, industrial machinery, and electronics for the targets of (1) improving customers’ productivity and (2) substantially enhancing the functionality and cost of its products through the development of technologies designed to preserve or improve the earth’s environment and social environs.

Positioned as the central R&D base for the entire Komatsu Group, the Research Division conducts R&D activities for the Group by working closely with research and development departments of business divisions such as construction and mining equipment, industrial machinery, vehicles and electronics.

Komatsu’s R&D organizational structure consists of: the Research Division of the Company; the Development Division of the Company which focuses on construction and mining equipment; the Industrial Machinery Division of the Company; and the technology departments of the subsidiaries and affiliates of the Company.

The following table presents Komatsu’s R&D expenses for the years ended March 31, 2004, 2003 and 2002. R&D expenses are charged as an expense when incurred.

R&D expenses

	Millions of yen					Thousands of U.S. dollars
	2004	Changes % 2004 vs. 2003	2003	Changes % 2003 vs. 2002	2002	2004
Construction and Mining Equipment	27,326	15.8%	23,602	-14.7%	27,667	262,750
Industrial Machinery, Vehicles and Others	9,511	-1.5%	9,659	-10.8%	10,831	91,452
Electronics	5,765	0.0%	5,766	3.2%	5,585	55,433

Total	¥42,602	9.2%	¥39,027	-11.5%	¥44,083	$409,635

The objectives, results, and costs of R&D by operating segment for Fiscal 2004 are described below:

(1)	Construction and Mining Equipment business

Komatsu has set up R&D centers in Japan and overseas with the objective of developing construction and mining equipment capable of adapting to climatic and terrain conditions anywhere in the world. Joint research programs are conducted by these R&D centers, and the exchange of personnel is actively carried out. Under the overriding mission of helping to raise the customers’ productivity, research and development is being conducted with the following medium-to-long-term themes.

Information technology

Research is being conducted into such aspects of information technology as machine positioning and working status utilizing state-of-the-art sensors and telecommunications technologies, remote-control technologies for machine diagnosis, and artificial intelligence.

Environmental preservation technology

In addition to meeting the Tier II emission control regulations for diesel engines, the Komatsu Group aims to contribute to the reduction of environmental load and to implement mechanisms to effectively utilize natural resources while at the same time realizing cost-efficiency. To this end, Komatsu conducted R&D in energy conservation, component recycling and reuse, and the evaluation of environmental load through lifecycle assessment (LCA) techniques. In addition, from the perception that environmental considerations should apply not only to ecology but also to people’s living and work environment, Komatsu also placed considerable effort on researching methods of developing safer machines, reducing noise and vibration, and other means of improving working conditions for machine operators.

The principal products that were improved due to these R&D activities during the fiscal year ended March 31, 2004 are listed below:

1. Komatsu Ltd. (the parent company):

Hydraulic excavators:	PC130-7, PC400-7, PC450-7, PC600-7, PC650-7, PC750-7, PC800-7, PC128UU-2, PC128-6, PC138-6

Bulldozers:	D20-8, D21-8, D31-21, D37-21, D39-21, D65PX-15, D155AX-5, D375-5, D475-5

Wheel loaders:	WA120-5, WA150-5, WA200-5, WA250-5, WA320-5, WA80-3, WA100M-3

Dump trucks:	HD255-5

Motor grader:	GD555-3, GD655-3, GD675-3

Mobile debris crushers:	BR380-JG-1, BR100JG-1

Engines:	Engines conforming to the Tier II emission control regulations; Marine engines conforming to IMO emission regulation of nitrogen oxides

2. Komatsu Zenoah Co.:

Mini and medium-sized hydraulic excavators:	PC78MR-6, PC27MR-2, PC30MR-2, PC35MR-2, PC40MR-2, PC50MR-2, PC58UU, PC78US

Mini wheel loaders:	WA30, WA40, WA50

3. Komatsu UK Ltd.:

Hydraulic excavators:	PW160-7

4. Komatsu Hanomag GmbH:

Wheel loaders:	WA90-3, WA95-3, WA320-5

5. Komatsu Utility Europe S.p.A.:

Backhoe loaders:	WB91-2, WB93-2, WB97-2, WB70A, WB98A

Mini and medium-sized hydraulic excavators:	PC27R-8, PC35R-8, PC45R-8, PC75R, PW75R, PC95R, PW95R, PC110R, PW110R

Skid steer loaders:	SK714, SK815

(2)	Industrial Machinery, Vehicles and Others business

In this business segment, research and development is conducted principally in the fields of large presses and sheet-metal forging machines (by Komatsu Industries Corporation), machine tools (by Komatsu Machinery Corporation), industrial vehicles for logistics use (by Komatsu Forklift Co., Ltd.) and agricultural and forestry equipment (by Komatsu Zenoah Co).

In the field of industrial machinery, to respond to the growing user needs for increased productivity and flexibility in large presses and sheet-metal forging equipment, research and development was focused on functional enhancements and the automation of peripheral equipment. As a result, Komatsu enhanced the product range of tandem press lines, high-speed transfer press line (H4TL), medium and large-sized AC Servo Presses (H2F series) and small AC Servo Presses (H1F series). Komatsu also implemented a model change of the AC Servo drive press-brake bending eye. In the field of plasma cutting machines, Komatsu developed twister fine plasma-cutting machines (TFP3051, TFPL6082/ TFPL6084) and an additional type of crankshaft miller (GPM240F).

As for industrial vehicles, Komatsu developed forklift trucks such as 1-ton class AC battery-powered reach trucks, 2-ton class AC battery-powered counterbalanced lift trucks and 10-ton class engine-powered lift trucks.

In the field of agricultural and forestry equipment, Komatsu Zenoah Co. developed new environmental-friendly products such as chipper shredders (SR3000) and chainsaws equipped with a unique mechanism for easy tightening of the saw.

(3)	Electronics business

In this business segment, research and development is conducted in materials and equipment for use mainly in the field of semiconductors and telecommunication. In the field of semiconductors, to respond to the growing demand from device makers for higher-grade silicon wafers that can enable greater chip density, capacity, and design rule shrinking in semiconductors, Komatsu conducted research and development of polycrystalline silicon, high-purity silicon single crystals, heat treatment of silicon, high-quality epitaxial wafers, wafer evaluation techniques and various activities for the development and production of the next-generation wafers including 300 mm (12-inch) wafers. Through such research, Komatsu (principally Komatsu Electronics Metals Co., Ltd.) sought to produce single-crystal silicon wafers with a lower defect rate, high-quality epitaxial annealed wafers, and super-flat, high-purity wafers.

Meanwhile, research was also conducted by Komatsu Electronics, Inc. in the field of semiconductor production, including the development of temperature control equipment such as high-temperature chemical circulators, low-temperature equipment for etchers and the essential components of high-performance thermoelectric module heat-exchange units. In the telecommunications field, Komatsu Electronics carried out research in micro thermo-modules for use in optical communications.

D. Trend information

During the fiscal year ended March 31, 2004, the business environment for construction and mining equipment, industrial machinery, vehicles and other industrial-use equipment began to improve worldwide. While there are concerns over the further appreciation of Japanese yen, the sharp price hike in steel materials and political instability in the Middle East region, Komatsu is shifting its stance from defensive to offensive.

In China, the market for hydraulic excavators has expanded by over 50 percent annually in the last two years. In an effort to control this bubble economy at an early stage, the Chinese government enforced the credit squeeze measure to the cement, aluminum, steel and real estate industries. Inevitably, the construction industry has experienced the adverse effects, and this trend has negative impact to Komatsu. However, Komatsu considers that, in a medium-term prospect, development projects for roadways and other infrastructure should continue for the Beijing Olympics in 2008 and the Shanghai Expo in 2010. In the long run, Komatsu expects that there will be large-scale government projects such as the Western Region Development Strategy. Komatsu has been engaging in aggressive business efforts in China by expanding production capacities and reinforcing sales and service capabilities of its local subsidiaries. While Komatsu believes that the demand for construction and mining equipment in China will continue to expand in a mid to long-range perspective, temporary disruption and stagnation of the Chinese economy could occur due to political and economic factors, thereby negatively affecting Komatsu’s business results.

Accompanied by the economic expansion in China, the prices of steel materials and primary commodity such as crude oil, coal, iron ore, non-ferrous metal have been increasing sharply worldwide. This development will facilitate mining activities and thus lead to an increase in demand for Komatsu’s mining equipment, but it will also lead to an increase in the cost of materials for Komatsu’s products. To compensate for this increase in costs, Komatsu plans to reduce other production costs and shift the costs to the prices of the products. However, if the current price hike of steel materials continues and is prolonged, it may negatively affect Komatsu’s business results.

Set forth below is the latest projections for the consolidated business results for Fiscal 2005 that the Company announced on July 29, 2004.

		Millions of yen
		Net sales	Income before income taxes	Net income
For the first half of fiscal year		645,000	34,000	17,500
The full fiscal year		1,300,000	72,000	37,000
Projected net income per share (Basic)	¥37.28

E. Off-Balance Sheet Arrangements

Komatsu has several accounts receivable securitization programs and such securitizations are expected to become an important source of funds for Komatsu in the future. As of March 31, 2004, Komatsu had securitized accounts receivable totaling ¥136,149 million (U.S.$1,309 million) (or 27.8% of total accounts receivable at that date). Of this amount, ¥28,183 million related to receivables generated by Komatsu’s Japanese operations and ¥107,785 million related to receivables generated by Komatsu’s North American operations. As of March 31, 2003, Komatsu had securitized accounts receivable totaling ¥135,670 million (or 28.7% of total accounts receivable at that date). Of this amount, ¥29,344 million related to receivables generated by Komatsu’s Japanese operations and ¥106,326 million related to receivables generated by Komatsu’s North American operations.

The receivables that are securitized are deducted from the consolidated balance sheet when they are sold. Komatsu has entered into contractual arrangements with special purpose companies solely for the purpose of securitizing its receivables.

A downgrading or worsening of the quality of Komatsu’s receivables portfolio could prevent it from using the receivables securitization program.

Trade and notes receivable at March 31, 2004 and 2003 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Trade notes	¥114,323	¥122,470	$1,099,259
Accounts receivable	255,083	223,994	2,452,721

Total	369,406	346,464	3,551,980

Less: allowance	(15,222)	(9,063)	(146,365)

Net trade receivables	¥354,184	¥337,401	$3,405,615

The Company and certain of its consolidated subsidiaries follow the practice of including the portion of installment and lease receivables due after one year (less unearned interest) in current assets. Receivables due after one year (less unearned interest) amounted to ¥68,869 million ($662,202 thousand) and ¥61,177 million at March 31, 2004 and 2003, respectively.

Lease receivables are included in accounts receivable above and represent receivables from customers for equipment leased by Komatsu Forklift Co., Ltd. These leases are accounted for as sales-type leases in conformity with SFAS No. 13. Equipment sales revenue from sales-type leases are recognized at the inception of the lease.

At March 31, 2004 and 2003, lease receivables comprised the followings:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Minimum lease payments receivable	¥11,384	¥11,925	$109,462
Unearned income	(913)	(967)	(8,779)

Net lease receivables	¥10,471	¥10,958	$100,683

Cash flows received for all securitization activities for the years ended March 31, 2004 and 2003 were ¥294,210 million ($2,828,942 thousand) and ¥255,342 million from the sales of trade notes and accounts receivable. The Company and its consolidated subsidiaries retain servicing responsibilities, however contractual servicing fees are not received from the third parties separately. The investors and the securitization trusts have no or limited recourse rights to the Company and its consolidated subsidiaries’ assets in case of debtors’ default. Appropriate reserves have been established for potential losses relating to the limited recourse of the sold receivables.

Also the Company and its consolidated subsidiaries, except for a certain U.S. subsidiary, as transferor do not retain any interest in the receivables sold.

The components of securitized trade receivables and other assets managed together at March 31, 2004 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Total amount of trade receivables that are managed and securitized	¥505,555	¥482,134	$4,861,105
Assets transferred	(136,149)	(135,670)	(1,309,125)

Total amount of trade receivables on B/S	¥369,406	¥346,464	$3,551,980

A certain U.S. subsidiary’s retained interests, which are included in the recourse provisions, are subordinate to investor’s interests and their value are subject to certain key assumptions.

Key assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the year ended March 31, 2004 and 2003 were as follows:

	2004	2003
Weighted-average life	48 months	48 months
Prepayment speed over the life	2.3%	2.3%
Expected credit losses over the life	1.6%	2.2%
Discount rate on cash flow	1.6-2.1%	2.2-3.5%

The carrying value of retained interest was ¥ 5,822 million ($55,981 thousand) and ¥4,174 million as of March 31, 2004 and 2003, respectively. The impacts of 10% and 20% changes to the key assumptions on the fair value of retained interest as of March 31, 2004 are immaterial.

At March 31, 2004, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥14,098 million ($135,558 thousand). The Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” in November 2002. The Interpretation addresses the disclosures to be made by a guarantor in its financial statements about its obligations under the guarantees. This Interpretation also clarifies the requirements related to the recognition of a liability by guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing guarantee. The initial recognition and measurement provisions of FIN 45 were applicable to guarantees issued or modified after December 31, 2002.

Komatsu provides guarantees to third parties of loans of the employees, affiliated companies and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies and other companies are made to enhance the credit of those companies.

For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 15 years in the case of loans relating to the affiliated companies and other companies. The maximum amount of undiscounted payments the companies would have had to make in the event of default is ¥26,226 million ($252,173 thousand) at March 31, 2004.

The carrying amounts of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at March 31, 2004 were insignificant. Certain of those guarantees were secured by collateral and insurance issued to the Company.

With regard to sale of a subsidiary, the Company guarantees to the purchaser to pay up to ¥4,258 million ($40,942 thousand) as of March 31, 2004 relating to the credit risk of subsidiary’s outstanding receivables at the time of the sale. Management of the Company believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Commitments for capital expenditures outstanding at March 31, 2004, aggregated approximately ¥4,000 million ($ 38,462 thousand).

Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on the companies’ financial position.

Komatsu has business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on their trade receivables in excess of established allowances.

Komatsu also issues contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Change in accrued product warranty cost for the years ended March 31, 2004 and 2003 is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Balance at beginning of year	¥11,794	¥11,193	$113,404
Addition	17,015	12,624	163,606
Utilization	(13,612)	(11,815)	(130,885)
Other	709	(208)	6,817

Balance at end of year	¥15,906	¥11,794	$152,942

F. Contractual Obligations

The following tables set forth Komatsu’s contractual obligations as of March 31, 2004.

	Millions of yen
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term Debt Obligations	96,787	96,787	—	—	—
Long-term Debt Obligations (excluding Capital Lease Obligations)	315,746	41,160	188,342	68,320	17,924
Capital (Finance) Lease Obligations (including amounts representing interest)	44,370	13,064	19,984	8,561	2,761
Operating Lease Obligations	8,106	2,148	2,447	1,402	2,109

Total	465,009	153,159	210,773	78,283	22,794

	Millions of U.S. dollars
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term Debt Obligations	931	931	—	—	—
Long-term Debt Obligations (excluding Capital Lease Obligations)	3,036	396	1,811	657	172
Capital (Finance) Lease Obligations (including amounts representing interest)	427	126	192	82	27
Operating Lease Obligations	78	21	24	13	20

Total	4,472	1,474	2,027	752	219

Notes:

1)	Short-term and long-term debt obligations exclude SFAS No.133 market value adjustments of ¥270 million (U.S.$3 million) and ¥6,407 million (U.S.$62 million), respectively.

2)	Commitments for capital expenditures outstanding at March 31, 2004 aggregated approximately ¥4,000 million (U.S.$38 million).

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

All Directors and Statutory Auditors are elected by a general meeting of shareholders to serve terms of approximately one year and four years, respectively, according to the statutory maximum. However, a Director or a Statutory Auditor may serve any number of consecutive terms.

The Board of Directors elects from its members a number of Representative Directors who have the power severally to represent the Company in all matters, and from among them, a President. At its discretion, the Board of Directors may also elect a Chairman, Executive Vice Presidents, Executive Managing Directors and Managing Directors from among its members. At the present time, the Chairman and the President are Representative Directors.

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

Set forth below are the Directors and Statutory Auditors of the Company, their date of birth, their current position with the Company, prior positions, the dates when they assumed such positions, and other principal business activities performed outside the Company as of June 25, 2004.

Board of Directors

Toshitaka Hagiwara
Date of Birth:		June 15, 1940
Director Since:		Jun. 1990
Current Position (s):		Chairman of the Board and Representative Director (since Jun.2003)

Prior Positions:
	Jun.1999	Executive Vice President and Representative Director
	Jun.1997	Executive Managing Director
	Jun.1995	Managing Director
	Jun.1990	Director
	May.1988	General Manager, Legal Dept., Corporate Planning Dept.
	Dec.1969	Joined the Company

Principal Business Activities outside the Company:
President and Representative Director, Komatsu Building Co., Ltd.

Masahiro Sakane
Date of Birth:		January 7, 1941
Director Since:		Jun. 1989
Current Position (s):		President and Chief Executive Officer (since Jun.2003)
Representative Director
Prior Positions:
	Jun.2001	President and Representative Director
	Jun.1999	Executive Vice President and Representative Director
	Jun.1997	Executive Managing Director
	Jun.1994	Managing Director
	Jun.1989	Director
	Jun.1989	General Manager, Business Development Division
	Apr.1963	Joined the Company

Principal Business Activities outside the Company:
None

Kunio Noji
Date of Birth:		November 17, 1946
Director Since:		Jun.2001
Current Position (s):		Director
Senior Executive Officer
President, Construction & Mining Equipment
Marketing Division (since Apr.2003)
Supervising e-KOMATSU

Prior Positions:
	Jun.2001	Managing Director
	Jun.2000	Senior Executive Officer
	Jun.1999	Executive Officer
	Jun.1997	Director
	Mar.1997	General Manager, Information Systems Division
	Apr.1969	Joined the Company

Principal Business Activities outside the Company:
None

Kunihiko Komiyama
Date of Birth:		May 5, 1945
Director Since:		Jun.2002
Current Position (s):		Director
Senior Executive Officer
President, Development Division (since Apr.2003)
President, Engines & Hydraulics Business Division (since Apr.2003)
Supervising Research & Development and Quality Assurance Operations

Prior Positions:
	Jun.2002	Managing Director
	Jun.1999	Senior Executive Officer
	Jun.1996	Director
	Sep.1995	General Manager, Business Planning & Strategy Dept., Construction Equipment Division
	Apr.1968	Joined the Company

Principal Business Activities outside the Company:
None

Masahiro Yoneyama
Date of Birth:		July 3, 1946
Director Since:		Jun.2004
Current Position (s):		Director
Senior Executive Officer (since Apr.2003)
General Manager, Corporate Planning (since Jun.2004)
Supervising External Corporate Affairs, Structural Reorganization, Compliance,
Safety & Environment, Electronics and Human Resources

Prior Positions:
	Jun.1999	Executive Officer
	Jun.1996	General Manager, Human Resources Dept.
	Apr.1970	Joined the Company

Principal Business Activities outside the Company:
None

Yasuo Suzuki
Date of Birth:		January 28, 1948
Director Since:		Jun.2004
Current Position (s):		Director
Senior Executive Officer (since Apr.2004)
President, Industrial Machinery Division (since Apr.2002)

Prior Positions:
	Jun.2002	Executive Officer
	Apr.2002	President, Industry Machinery Division (current position)
	Jun.1999	President and Representative Director, Komatsu Industries Corp.
	Apr.1970	Joined the Company

Principal Business Activities outside the Company:
President and Representative Director, Komatsu Industries Corp.
President and Representative Director, Komatsu Artec Ltd.
Chairman, Komatsu Industries (Shanghai) Ltd.

Kazuhiro Aoyagi
Date of Birth:		April 14, 1943
Director Since:		Jun.2001
Current Position (s):		Director

Prior Positions:
	Apr.2003	Director and Senior Executive Officer
General Manager of Corporate Planning Division
	Jun.2001	Executive Managing Director
	Jun.1999	Senior Executive Officer
	Jun.1998	Managing Director
	Jun.1993	Director
	Oct.1992	President, Komatsu Europe International N.V.
	Apr.1967	Joined the Company

Principal Business Activities outside the Company:
President, Komatsu Zenoah Co. (since Jun. 2004)

Satoru Anzaki
Date of Birth:		March 3, 1937
Director Since:		Mar.1985
Current Position (s):		Director
Counselor (since Jun.2003)

Prior Positions:
	Jun.2001	Chairman of the Board
	Jun.1995	President and Representative Director
	Jun.1991	Executive Managing Director
	Nov.1988	Managing Director
	Mar.1985	Director
	Apr.1961	Joined the Company

Principal Business Activities outside the Company:
None

Toshio Morikawa
Date of Birth:		March 3, 1933
Director Since:		Jun.1999
Current Position (s):		Director

Prior Positions:
	Apr.2001	Counselor of Sumitomo Mitsui Banking Corporation (previously known as Sumitomo Bank, Ltd.)
	Mar.2001	Counselor of Sumitomo Bank, Ltd.
	Jun.1999	Director of the Company (current position)
	Jun.1997	Chairman and Representative Director of Sumitomo Bank, Ltd.
	Jun.1993	President and Representative Director of Sumitomo Bank, Ltd.
	Oct.1990	Vice President and Representative Director of Sumitomo Bank, Ltd.
	Oct.1985	Executive Managing Director and Representative Director of Sumitomo Bank, Ltd.
	Feb.1984	Managing Director of Sumitomo Bank, Ltd.
	Jun.1980	Director of Sumitomo Bank, Ltd.
	Apr.1955	Joined the Sumitomo Bank, Ltd.

Principal Business Activities outside the Company:
Advisor, Sumitomo Mitsui Banking Corporation (since Jun.2002)

Hajime Sasaki
Date of Birth:		April 6, 1936
Director Since:		Jun. 2003
Current Position (s):		Director

Prior Positions:
	Jun.1996	Senior Vice President and Representative Director of NEC Corporation
	Jun.1994	Executive Vice President of NEC Corporation
	Jun.1991	Senior Vice President of NEC Corporation
	Jun.1988	Director of NEC Corporation
	Apr.1961	Joined NEC Corporation

Principal Business Activities outside the Company:
Representative Director and Chairman of the Board, NEC Corporation (since Mar.1999)

Statutory Auditors

Makoto Nakamura
Date of Birth:		May 31, 1946
Statutory Auditor Since:		Jun.2004
Current Position(s):		Standing Auditor

Prior Positions:
	Apr.2002	General Manager, e-KOMATSU Division
	Jun.2001	Executive Officer
General Manager, International Business Division
	Jul.1997	President, Komatsu America Corp.
	Apr.1971	Joined the Company

Principal Business Activities outside the Company:
None

Masafumi Kanemoto
Date of Birth:		May 11, 1947
Statutory Auditor Since:		Jun.2002
Current Position (s):		Standing Auditor

Prior Positions:
	Mar.1999	General Manager, Internal Audit Department of the Company
	Sep.1996	Director, Komatsu Asia & Pacific Pte. Ltd.
	Dec.1994	Senior Manager, Controlling Department, Accounting Division of the Company
	Apr.1970	Joined the Company

Principal Business Activities outside the Company:
None

Masahiro Yoshiike
Date of Birth:		March 23, 1940
Statutory Auditor Since:		Jun.1997
Current Position (s):		Auditor

Prior Positions:
	Apr.2003	President and Representative Director, Taiyo Life Insurance Company
(previously known as the Taiyo Mutual Life Insurance Co.)
	Jun.1997	Statutory Auditor of the Company (current position)
	Jul.1995	President and Representative Director of the Taiyo Mutual Life Insurance Co.
	Apr.1991	Managing Director of the Taiyo Mutual Life Insurance Co.
	Jul.1990	Director of the Taiyo Mutual Life Insurance Co.
	Apr.1963	Joined the Taiyo Mutual Life Insurance Co.

Principal Business Activities outside the Company:
Representative Director and Chairman, T&D Holdings, Inc. (since Apr.2004)
Representative Director and Chairman, Taiyo Life Insurance Company (since Jan.2004)

Takaharu Dohi
Date of Birth:		July 12, 1933
Statutory Auditor Since:		Jun.1999
Current Position (s):		Auditor

Prior Positions:
	Jul.1998	Registered as attorney-at-law (bengoshi)
	Jun.1998	Retired from the Prosecutor General
	Jan.1996	Prosecutor General
	Jul.1995	Chief Prosecutor of the Tokyo High Public Prosecutors Office
	Jul.1993	Chief Prosecutor of the Osaka High Public Prosecutors Office
	May.1992	Deputy Prosecutor-General
	Apr.1958	Prosecutor

Principal Business Activities outside the Company:
Attorney-at-law (bengoshi)

Notes:

1.	Directors Toshio Morikawa and Hajime Sasaki satisfy the requirements for outside director provided in Article 188-2-7-2 of the Commercial Code of Japan.

2.	Statutory Auditors Masahiro Yoshiike and Takaharu Dohi satisfy the requirements for outside auditors provided in Article 18-1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha”.

3.	The Company introduced an executive officer system in June 1999, and as of June 30, 2004, has 22 officers including 5 persons simultaneously holding the post of directors whose name are marked with asterisk in the above table.

4.	There are no family relationships between any of the Directors or Statutory Auditors of the Company.

Basic Stance on Corporate Governance and Progress in Implementation

Basic Stance on Corporate Governance

To enjoy an ever larger trust of its shareholders and all other stakeholders by maximizing its corporate value, Komatsu is working to improve management efficiency, strengthen corporate governance, advocate corporate ethics and ensure sound management on a Groupwide basis.

To further improve transparency of the management to shareholders and investors, Komatsu discloses information in a fair and timely manner and actively engages in investor relations activities by holding meetings in Japan and abroad to explain business results.

Current State of Progress Concerning Corporate Governance

(1) Current Conditions Concerning Management Organizations Related to Decision-Making, Execution and Supervisory and Other Corporate Governance Functions

a. Organizational Framework

In 1999 Komatsu introduced the executive officer system and has since worked to separate management decision-making and supervisory functions from executive functions within the confines of the law. At the same time, the Company reduced the number of members of the Board of Directors so that directors would become able to discuss important management matters thoroughly and make decisions promptly.

The Board of Directors meets every month, discusses and makes resolutions concerning important matters and decisions on management policies of the Komatsu Group. The Board of Directors also supervises and oversees the execution of management duties by representative and other directors strictly. Two external directors are included in the Board of Directors (eight persons as of June 30, 2004) to ensure management transparency and objectivity.

With respect to statutory auditors (four persons as of June 30, 2004), Komatsu has consistently made sure that a half of them are represented by external auditors. Each auditor attends Board of Directors meetings and other important meetings and audits the execution of duties by directors. The Board of Statutory Auditors conducts appropriate auditing by meeting every month, making decisions concerning audit policies, duty assignments among themselves and hearing the conditions of execution of management duties from the directors.

Concerning the compensation of directors, Komatsu established the Compensation Council with a majority of external experts in 1999 and has since utilized the results of discussions for revisions of the compensation system for directors.

Komatsu has entered into an audit contract with an independent audit firm and receives strict audits of accounts of both non-consolidated and consolidated financial statements. The Company has also entered into consultation contracts with a multiple number of law firms, receives advice on important legal issues as needed, and thus works to reduce legal risks.

b. Current Conditions Concerning Compliance

Komatsu works to strengthen compliance so that each and every employee of the Komatsu Group observes the laws and regulations, correctly understands and implements the business rules stipulated in “Komatsu’s Code of Worldwide Business Conduct” (revised four times since its establishment in 1998). The Compliance Committee, established at the head office of Komatsu Ltd., is staffed by the President and CEO, other key officers and the representative of the labor union and is participated in by auditors as observers. The Committee makes decisions on compliance-related policies, structure and other pertinent matters of the Komatsu Group, and discusses important matters. Furthermore, having assigned the duty of compliance to a director and established the Compliance Department, Komatsu ensures continuous management and guidance, and aggressively promotes activities designed to improve corporate ethics on a Groupwide basis. Specifically, the Company has established the Business Rule Consultation Office to promptly respond to consultation requests and reports from employees of Komatsu Group companies.

c. Current Conditions of Internal Control System

Applicable to the Sarbanes-Oxley Act of the United States of America, Komatsu is steadily improving the internal control system required for financial reporting and timely disclosure of information.

Komatsu also has a system to carefully control and supervise management transparency and efficiency of Komatsu Group companies. Under this system, Komatsu appoints directors, executive officers and high-rank employees of Komatsu Ltd. as directors and auditors of major Group companies in Japan and abroad as needed, while they maintain their current positions at the Company.

With respect to internal audit, audit teams are formed under the leadership of the Internal Audit Department and joined by staff members of the Legal Department and compliance-related sections, and are working to strengthen compliance on a Groupwide basis.

d. Current Conditions of Risk Management

Under the basic policy of risk management, Komatsu safekeeps human, physical, financial, credit and all other resources related to corporate activities, works to predict a variety of risks surrounding companies and prevent them from surfacing, and should a risk occur, minimizes the damage therefrom.

The Risk Management Committee devises Groupwide risk management policies, and checks and follows up on risk management measures in normal times. Should a risk surface, it establishes an emergency headquarters and conducts every possible activity to minimize the damage.

e. Concerning Director’s Remuneration System

Komatsu has made a decision to reassess the director’s remuneration system in order to link more directly with business performance of the Company. Concerning the auditor’s remuneration, in light of his/her independence of management, Komatsu has also made a decision to discontinue the business performance-linked bonus and pay only the basic remuneration, starting with the payment in the fiscal year ending March 31, 2006. Komatsu has decided to reduce and eliminate the retirement bonus system for directors, auditors and executive officers in phases.

(2) Outline of Personal, Capital or Business Relationships or Other Vested Interests Between the Company and External Directors and Auditors

Two directors among all the directors of Komatsu are external directors as stipulated in Article 188, Paragraph 2, Item 7-2 of the Commercial Code, and neither of the two has any special vested relationship with the Company. One of the two external directors is Chairman of T&D Holdings, Inc., and Komatsu has a business relationship with TAIYO LIFE INSURANCE COMPANY, a subsidiary of T&D Holdings, in the form of receiving long-term loans and other matters.

(3) Actions Taken during Fiscal 2004 to Strengthen Corporate Governance

a. Appointment of External Director

In June 2003, Komatsu appointed another external director, increasing the number of external directors to two in the total of eight directors on the Board. Komatsu believes it can further enhance the soundness and neutrality of the Board of Directors as a result of this increase in the number of external directors.

b. Establishment of the Information Disclosure Committee

In 2003, Komatsu created the Information Disclosure Committee to reinforce control procedures for accurate production, reviews and reporting of legally required information. The Committee meets prior to the announcement of quarterly and interim business results. It also meets when other matters so necessitate, and ensures the disclosure of information in a fair and timely manner according to the rules.

Interest of Management in Certain Transactions

None

B. Compensation

The aggregate compensation, including bonuses but excluding retirement allowances, paid by the Company in Fiscal 2004 to all Directors and Statutory Auditors for services in all capacities, was ¥421 million. The breakdown of the Compensation is set forth below.

Renumeration

	Number of Persons Paid	Amount Paid (JPY million)
Directors	9	295
Statutory Auditors	4	50

Total	13	345

Bonuses
Directors	8	65
Statutory Auditors	4	11

Total	12	76

Retirement Allowance
The retired Director	1	396

Total	1	396

Bonuses

In accordance with customary Japanese business practices, annual bonuses are paid to the Directors and Statutory Auditors of the Company out of the “profit” of the Company available for dividends, as such “profit” is determined in accordance with the Commercial Code of Japan. Such bonuses are approved by the shareholders of the Company at a ordinary general meeting of shareholders held in June each year. Bonuses so paid are not deductible by the Company for tax purposes and, for financial reporting purposes, are reported under selling, general and administrative expenses as a charge against income for the year in which they are paid.

Retirement Allowance

The Company has a severance payment plan for Directors and Statutory Auditors. The retirement payment scheme for Directors and Statutory Auditors is accrued along the pertinent rules of the Company. The amount of provision made for such severance payments, as charged to operating income, for Fiscal 2004 was ¥198 million.

Revision of the Compensation Program

The compensation program applicable to Directors and Statutory Auditors has subsequently been revised. As a result, bonuses referred to above for Auditors will be abolished starting in Fiscal 2005 to reinforce the auditors’ independence, the incentive program for auditors will be abolished and the retirement payment for Directors and Statutory Auditors will gradually be reduced for total abolition in three years.

Options to Purchase Securities from Registrant or Subsidiaries

On June 26, 2003, the shareholders of the Company authorized the acquisition by the Company of 10 million shares of its common stock, for a total consideration of up to ¥5,000 million, through the period ending on the date of the Company’s next annual general meeting of shareholders. The Company intends to transfer such treasury shares to the Directors and certain employees, under agreements granting such Directors or such employees the right to acquire a certain number of the treasury shares, at a contractually fixed price. The purchase price will be equal to the amount obtained by multiplying 1.05 by the average of closing prices applicable to ordinary transactions of Company shares on Tokyo Stock Exchange during the month immediately preceding the month in which the date of grant of the rights occurs provided that the exercise price shall not be less than the closing price of Company shares on Tokyo Stock Exchange as of the date of the grant. According to the agreement, the option price is ¥595 per share and the option exercise period runs from August 1, 2004 to July 31, 2009.

None of the Company’s common stock was allocated to the Company’s Directors under the Company’s stock option plan during Fiscal 2004.

The following table shows the common stock option plan.

Years granted (Year ended March 31)	Total number of shares to be called for Common stock (in thousands)	Exercise price per share
2002	1,100	559
2003	950	445
2004	1,280	595

Option to exercise the issuance of common stocks warrant

On June 25, 2004, the shareholders of the Company authorized the Company to issue rights to acquire new shares to the Directors and certain employees in the form of stocks options. This issuance of common stock warrants of the Company is up to a maximum of 1,430 rights (each right is for 1,000 shares), resulting in a total of 1,430,000 possible shares being issued.

Regarding the above compensation plans, refer to Note 13(4) of Notes to Consolidated Statements.

C. Board Practices

See Items 6.A. “Directors and senior management” and 6.B. “Compensation”.

D. Employees

Number of employees by business segment

	March 31, 2004	March 31, 2003	March 31, 2002
Construction and Mining Equipment	22,128 (1,917)	20,791	20,407
Industrial Machinery, Vehicles and Others	5,950 (720)	6,335	6,721
Electronics	3,106 (269)	3,106	3,227
Corporate	451 (29)	434	405

Total	31,635 (2,935)	30,666	30,760

Notes:

1.	Numbers in parentheses refer to average number of temporary employees, which is not included in the total numbers of employees in each business segment. The average number of temporary employees in the fiscal years ended March 31, 2003 and 2002 are not available.

2.	Number of employees under “Corporate” refers to employees working for administrative departments who cannot be classified into specific business segments.

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

E. Share Ownership

The following table lists the number of shares owned by the Directors and Statutory Auditors of the Company as of March 31, 2004. This table does not include the shares related to unexercised stock options.

Name	Position	Number of shares (in thousands)
Toshitaka Hagiwara	Chairman of the Board Representative Director	61
Masahiro Sakane	President Representative Director	69
Kunio Noji	Director	31
Kunihiko Komiyama	Director	33
Masahiro Yoneyama	Director	19
Yasuo Suzuki	Director	9
Kazuhiro Aoyagi	Director	45
Satoru Anzaki	Director, Counselor	136
Hajime Sasaki	Director	2
Makoto Nakamura	Standing Auditor	7
Masafumi Kanemoto	Standing Auditor	15
Masahiro Yoshiike	Auditor	2

Total		430

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows the number of Company shares held by major holders of the Company shares and their percentage ownership as of March 31, 2004.

Major Shareholders as of March 31, 2004

Name of Major Shareholders	Number of Shares Held (in thousands)	Percentage (%)
Japan Trustee Services Co., Ltd. (held by trust units)	71,317	7.14
State Street Bank and Trust Company	64,879	6.49
Taiyo Life Insurance Company	56,864	5.69
The Master Trust Bank of Japan Ltd. (held by trust units)	50,563	5.06
Nippon Life Insurance Co.	35,004	3.50
Komatsu Ltd. Employees Stockholding Association	27,834	2.78
Morgan Grenfell & Co., Ltd. 600	19,805	1.98
Sumitomo Mitsui Banking Corp.	17,835	1.78
The Chase Manhattan Bank N.A. London	16,992	1.70
NATS CUMCO	15,486	1.55

Top 10 Shareholders Total	376,583	37.71

Notes:

1)	The Company holds 15,176 shares in Sumitomo Mitsui Financial Group, Inc., the holding company of Sumitomo Mitsui Banking Corporation (accounting for 0.3% of total voting rights).

2)	The shares held by Japan Trustee Services Bank, Ltd. (held by trust units) and The Master Trust Bank of Japan, Ltd. (held by trust units) are all related to trust business.

3)	NATS CUMCO is the share nominee of CITIBANK, N.A. (“CITIBANK”) which is a trustee of the Company’s American Depositary Receipts (“ADR”).

4)	Franklin Templeton Group, which consists of 8 investment institutions, filed as a group the Report of Change No.5 of the substantial share holding report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan on July 15, 2003, in compliance with Article 27-26-2-3 of the Securities and Exchange Law of Japan. Their report showed that they held 36,643,240 shares, or 3.67% of the Company’s shares, as of June 30, 2003. The number and the percentage of the Company shares held by Franklin Templeton Investment Group are not contained in the foregoing table because the Company is unable to identify the owners of record of the shares reported to be held by them as of March 31, 2004.

5)	Deutsche Bank Group, which consists of 14 institutions including investment institutions, banks, trust banks and security firms, filed as a group a substantial share holding report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan on April 15, 2004, in compliance with Article 27-26-1 of the Securities and Exchange Law of Japan. Their report showed that they held 86,087,603 shares, or 8.62% of the Company’s shares, as of March 31, 2004. The number and the percentage of the Company shares held by Deutsche Bank Group are not contained in the foregoing table because the Company is unable to identify the owners of record of the shares reported to be held by them as of March 31, 2004.

6)	On January 15, 2004, Brandes Investment Partners, L.L.C. filed the Report of Change No.10 of the substantial share holding report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan in accordance with Article 27-26-2 of the Securities and Exchange Law of Japan. Their report showed that they held 45,648,694 shares, or 4.57% of the Company’s shares, as of December 31, 2003. The number and the percentage of the Company shares held by Brandes Investment Partners are not contained in the foregoing table because the Company is unable to identify the owners of record of the shares held by them as of March 31, 2004.

The major shareholders of the Company shares and their percentage ownership as of March 31, 2003 and 2002 are as follows.

Major Shareholders as of March 31, 2003

Name of Major Shareholders	Number of Shares Held (in thousands)	Percentage (%)
The Taiyo Mutual Life Insurance Company	56,864	5.69
Japan Trustee Services Co., Ltd. (held by trust units)	54,262	5.43
NATS CUMCO	50,578	5.06
The Master Trust Bank of Japan Ltd. (held by trust units)	45,654	4.57
Nippon Life Insurance Co.	35,004	3.50
Komatsu Ltd. Employees Stockholding Association	29,088	2.91
State Street Bank and Trust Company	24,724	2.47
Euroclear Bank S.A./N.V.	23,067	2.30
The Chase Manhattan Bank N.A. London	21,982	2.20
Lehman Brothers Inc. Tokyo Branch	21,193	2.12

Top 10 Shareholders Total	362,416	36.25

Major Shareholders as of March 31, 2002

Name of Major Shareholders	Number of Shares Held (in thousands)	Percentage (%)
The Taiyo Mutual Life Insurance Company	55,224	5.76
NATS CUMCO	55,056	5.74
Nippon Life Insurance Co.	34,863	3.64
The Chase Manhattan Bank N.A. London	30,312	3.16
Komatsu Ltd. Employees Stockholding Association	30,080	3.14
State Street Bank and Trust Company	29,852	3.11
Japan Trustee Services Co., Ltd. (held by trust units)	28,225	2.94
Sumitomo Mitsui Banking Corporation	21,840	2.28
UFJ Trust Bank Ltd. (held by Trust Account A)	20,886	2.18
The Mitsubishi Trust and Banking Corporation (held by trust units)	20,507	2.14

Top 10 Shareholders Total	326,845	34.09

The Company’s major shareholders do not have any different voting rights than other shareholders.

As of March 31, 2004, 96 residents of the United States held approximately 14.3% of the outstanding shares of record.

The number and the percentage of the Company shares held by Brandes Investment Partners and Franklin Templeton Investment Group who are beneficial owners of 5% or more of the Company shares are not contained in the foregoing table because the Company was unable to identify the owners of record of the shares reported to be held by them.

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

(d) key management personnel, namely those persons having authority and responsibility for planning, directing and controlling the activities of Komatsu, including directors and senior management of Komatsu and close members of such individual’s families;

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Refer to Consolidated Financial Statements and Notes to Consolidated Financial Statements included in the Company’s Financial Report to Shareholders for the year ended March 31, 2004 attached hereto and incorporated herein by reference.

Legal Proceedings

Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effects on Komatsu’s financial position.

Dividend Policy

The Company maintains a basic policy of redistributing profits to Shareholders in the form of cash dividends, by taking payout ratios into account and linking returns more directly with business results, while ensuring sufficient internal reserves for reinvestment. Based on this policy, the Company has set Fiscal 2004 year-end per share dividends at ¥4.0 for the second half, with total annual per share dividends to be set at ¥7.0.

Retained earnings will be used to expand the scale of Komatsu’s business and strengthen its business base through effective investments in the fields where Komatsu enjoys technological superiority in global operations in construction and mining equipment and development and launch of new products to meet more sophisticated customer needs.

B. Significant Changes

No significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

The shares of common stock of the Company are listed on Tokyo Stock Exchange (“TSE”) and four other stock exchanges in Japan: Osaka, Nagoya, Fukuoka and Sapporo.

In the United States, the Company’s American Depositary Shares, each representing 4 shares of common stock, are traded on the over-the counter market in the form of American Depositary Receipts and are issued and exchanged by CITIBANK of New York as Depositary.

In Europe, European Depositary Receipts are listed on the Luxemburg Stock Exchange and Global Bearers Certificates are listed on the Frankfurt Stock Exchange.

As of June 30, 2004, 998,744,060 shares of common stock were outstanding. This incorporates 17,005,856 equivalent shares evidenced by 4,251,464 ADSs (equivalent to 17,005,856 shares of common stock, held by 13 record holders, or approximately 1.7% of the total number of shares of common stock outstanding.

The following table sets forth for the periods indicated the reported high and low sales prices of the Company’s stock on TSE and the reported high and low sales prices of ADSs.

Period	TSE (Japanese Yen)		ADS (U.S. dollars)
	High	Low	High	Low
The fiscal year ended March 31, 2000	820	444	27.490	16.700
The fiscal year ended March 31, 2001	803	465	30.125	16.500
The fiscal year ended March 31, 2002	705	355	22.900	11.250

The fiscal year ended March 31, 2003
1st quarter	493	393	15.000	13.000
2nd quarter	462	365	15.000	12.150
3rd quarter	437	351	13.900	11.250
4th quarter	461	383	15.150	12.700

The fiscal year ended March 31, 2004
1st quarter	481	408	15.700	13.700
2nd quarter	693	462	23.200	15.360
3rd quarter	682	595	25.350	20.200
4th quarter	715	593	26.050	22.900

2004 January	715	633	26.050	23.950
2004 February	665	593	24.700	22.900
2004 March	688	637	25.700	23.200
2004 April	697	626	25.900	22.550
2004 May	675	597	23.970	21.300
2004 June	666	583	24.440	21.800

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. “Offer and listing details”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

I. Organization and Registration

The Company is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan. It is registered in the Commercial Register (Shogyo Tokibo) maintained by the Minato Branch Office of Tokyo Legal Affairs Bureau, which has the jurisdiction over the district in which the Company’s head office is currently located.

II. Objectives and Purposes

The objectives and purposes of the Company, provided in Article 2 of the Company’s Articles of Incorporation, shall be to engage in the following businesses:

1.	Manufacture, repair, sale and purchase of construction machinery, agricultural machinery, industrial machinery, automobiles, internal combustion engines and various other machinery and equipment and parts thereof.

2.	Manufacture, sale and purchase of various iron and steel goods.

3.	Smelting, processing, sale and purchase of various types of iron and steel, pig-iron, ferroalloys and other special metals.

4.	Manufacture, sale and purchase of various types of electric materials and equipment.

5.	Manufacture, sale and purchase of various synthetic resin products.

6.	Manufacture, repair, sale and purchase of various arms and parts thereof.

7.	Mining industry, and sale and purchase of minerals.

8.	Designing, executing, supervising and contracting various types of civil engineering and construction work for plants, dwelling houses, and other structures.

9.	Sale and purchase of lumber, processed lumber products and various types of civil engineering and construction materials, machinery and equipment.

10.	Sale, purchase and lease of real property.

11.	Manufacture, sale and repair of industrial waste and general waste treatment device.

12.	Collection, transportation, treatment and recycling of industrial wastes and general wastes, sale of the recycled products, and consulting on these matters.

13.	Development, creation, sales and consulting on the computer software and computer systems.

14.	Electronic commerce using networks such as the internet.

15.	Information processing and information providing service.

16.	Financing services

17.	All business incidental to each and every one of the preceding item.

18.	Investing in other companies or promoting organization of other companies.

The objectives and purposes of other companies in which the Company may invest may not necessarily be restricted by the objectives and purposes of the Company.

III. Directors

The Commercial Code of Japan provides that the Directors must refrain from engaging in any business competing with the Company (Art. 264) or effecting a transaction involving a conflict of interest (Art. 265) unless approved by the Board of Directors. It also provides that any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution (Art.260-2, Paragraph 2). Neither the Articles of Incorporation nor the Rules of the Board of Directors of the Company have any additional provisions with regard to a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested. The Commercial Code of Japan does not have an explicit provision concerning a director’s obligation not to use the corporation’s opportunity for his or her personal benefit or for the benefit of a third party, although such a conduct may be restricted by the duty of faithfulness (Art. 254-3).

The Commercial Code of Japan provides that, unless otherwise specified in the Articles of Incorporation (which specification does not exist in the case of the Company), the compensation for directors of companies, in respect of its amount (if the amount is fixed), the calculation method (if the amount is unfixed) or its substance (in the case of non-cash benefits) shall be determined at a general meeting of shareholders (Art.269, Paragraph 1).

The Commercial Code of Japan provides that the incurrence by a company of a significant amount of borrowings from a third party needs approval of the company’s board of directors (Art.260, Paragraph 2). The Company’s Regulations of the Board of Directors contain corresponding provisions. (The Articles of Incorporation of the Company have no specific provisions as to a borrowing power exercisable by the directors.)

There is no mandatory retirement age for the Directors of the Company under the Commercial Code of Japan or the Articles of Incorporation or the Rules of the Board of Directors of the Company.

There is no requirement concerning the number of shares an individual must hold in order to qualify as a Director of the Company under the Commercial Code of Japan or the Articles of Incorporation or the Rules of the Board of Directors of the Company.

IV. Common Share

Set forth below is information relating to the Company’s common share, including brief summaries of the relevant provisions of its Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan and related legislation.

General

The Company’s authorized share capital is 3,955,000,000 shares, of which 998,744,060 shares were issued and outstanding as of June 30, 2004. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on the shareholder register under the Commercial Code, in accordance with the Company’s Share Handling Regulations.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center. If a holder is not a participating institution in the Securities Center, it must participate through a participating institution, such as a securities company or bank having a clearing account with the Securities Center. All shares deposited with the Securities Center will be registered in the name of the Securities Center on the Company’s shareholder register. Each participating shareholder will in turn be registered on the Company’s register of beneficial shareholders and be treated in the same way as shareholders registered on the shareholder register. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by the Securities Center for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial owners may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices as shareholders directly from the Company. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates, subject to the limitations caused by the Japanese unit share system described below.

The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights.

Rights of Shareholders

-Dividends

Under the Company’s Articles of Incorporation, its financial accounts will be closed on March 31 of each year and dividends, if any, will be distributed to shareholders (or pledgees) written or recorded in the shareholder register as of the close of business on that date following approval at its ordinary general meeting of shareholders. In addition, by resolution of the Board of Directors, the Company may distribute interim dividends to the shareholders (or pledgees) written or recorded in the shareholder register as of September 30 each year. Dividends will be distributed in cash.

The Commercial Code requires that, until the aggregate amount of the Company’s legal reserve and additional paid-in capital is at least one-quarter of its stated capital, it set aside in its legal reserve an amount equal to at least one-tenth of any amount that it pays out as an appropriation of retained earnings, including any payment by way of annual or interim dividends, bonuses to directors and corporate auditors and others. The Commercial Code will permit the Company to distribute profits by way of dividends out of the excess of the net assets, on a non-consolidated basis, over the aggregate of:

(1) the stated capital;

(2) the additional paid-in capital;

(3) the accumulated legal reserve;

(4) the legal reserve to be set aside in respect of the fiscal year concerned; and

(5) other matters specified in the Implementation Ordinance of the Commercial Code.

In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last closing of the Company’s accounts, but adjusted to deduct (i) any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof, (ii) any subsequent transfer of retained earning to stated capital and (iii) if it has been authorized, pursuant to a resolution of a general meeting of shareholders, to purchase shares (see “Repurchase by the Company of Shares” below) the total amount of the purchase price of such share so authorized by such resolution that may be paid by the Company, add (iv) the balance of the amounts of the additional paid-in capital and the legal reserve that have been reduced after the last closing of the Company’s accounts (deducting the amounts to be refunded to the shareholders and the amounts to be appropriated to replenish the capital deficiency) and (v) the balance of the amount of capital reduction after the last closing of the Company’s accounts (deducting the amounts to be refunded to the shareholders, the amounts to be required for the cancellation of shares and the amounts to be appropriated to replenish the capital deficiency) and reflect (vi) other matters specified in the Implementation Ordinance of the Commercial Code. Interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (1) through (5) above.

-Stock Splits

The Commercial Code permits the Company, by resolution of its Board of Directors, to make stock splits, regardless of the value of net assets (as appearing in its latest non-consolidated balance sheet) per share.

Under the Commercial Code, by resolution of the Company’s Board of Directors, the Company may increase the authorized shares up to the number reflecting the rate of stock splits and amend its Articles of Incorporation by resolution of its Board of Directors to this effect without the approval of a shareholders’ meeting.

-Japanese Unit Share System

The Company’s Articles of Incorporation provided that 1,000 shares of common stock constitute one “unit”. The Commercial Code of Japan permits the Company, by resolution of its Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend its Articles of Incorporation to this effect without the approval of a shareholders’ meeting.

-Transferability of Shares Representing Less than One Unit.

The Company may not issue share certificates for a number of shares not constituting an integral number of units, except in limited circumstances. Because the transfer of shares normally requires delivery of the share certificates for the shares being transferred, shares constituting a fraction of a unit and for which no share certificates are issued may not be transferable. Because transfer of ADRs does not require a change in the ownership of the underlying shares, holders of ADRs evidencing ADSs that constitute less than one unit of shares are not affected by these restrictions in their ability to transfer the ADRs. However, because transfers of less than one unit of the underlying shares are normally prohibited under the unit share system, the deposit agreement provides that the right of ADR holders to surrender their ADRs and withdraw the underlying shares for sale in Japan may only be exercised as to whole units.

-Right of a Holder of Shares Representing Less than One Unit to Require the Company to Purchase Its Shares.

A holder of shares representing less than one unit may at any time require the Company to purchase its shares. These shares will be purchased at (a) the closing price of the shares of the Company reported by the Tokyo Stock Exchange on the day on which the application for the purchase reached the handling office, multiplied by the number of shares or (b) in case that no trading is effected at the Tokyo Stock Exchange on that day, the price of the first trade effected thereafter, multiplied by the number of shares However, because holders of ADRs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

-Right of a Holder of Shares Representing Less than One Unit to Purchase from the Company its Shares up to a Whole Unit.

The Articles of Incorporation of the Company provide that in the case that a shareholder or beneficial owner holding Less-Than-One-Unit Shares requests that the Company sell a certain number of Less-Than-One-Unit Shares so that the shares owned by such shareholder or beneficial owner combined with such additional shares may constitute one unit. These shares will be sold at (a) the closing price of the share of the Company reported at a market operated by the Tokyo Stock Exchange on the day on which the application for additional purchase become effective, multiplied by the number of shares applied for additional purchase or (b) in the case that no trading is effected on such day or if the Tokyo Stock Exchange is closed on such day, the price at which the share of the Company is first traded thereafter, multiplied by the number of shares applied for additional purchase.

-Voting Rights of a Holder of Shares Representing Less than One Unit.

A holder of shares representing less than one unit cannot exercise any voting rights pertaining to those shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each whole unit represented.

A holder of shares representing less than one unit does not have any rights relating to voting, such as the right to participate in a demand for the resignation of a director, the right to participate in a demand for the convocation of a general meeting of shareholders and the right to join with other shareholders to propose an agenda item to be addressed at a general meeting of shareholders. In addition, a holder of shares constituting less than one unit does not have the right to require the Company to issue share certificates for those shares under the Company’s Articles of Incorporation.

However, a holder of shares constituting less than one unit has all other rights of a shareholder in respect of those shares, including the following rights:

•	to receive annual and interim dividends,

•	to receive shares and/or cash by way of retirement, consolidation, subdivision, conversion, exchange or transfer of shares, company split or merger,

•	to be allotted rights to subscribe for new shares and other securities when such rights are granted to shareholders,

•	to participate in any distribution of surplus assets upon liquidation,

•	to institute a representative action by shareholders, and

•	to demand that a director suspend illegal and certain other acts.

-Ordinary and Extraordinary General Meeting of Shareholders

The Company normally holds its ordinary general meeting of shareholders in June of each year in Minato-ku, Tokyo or in a neighboring district. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Commercial Code and the Company’s Articles of Incorporation, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan, at least two weeks prior to the date of the meeting.

-Voting Rights

A shareholder is generally entitled to one vote per one unit of shares as described in this paragraph and under “Japanese Unit Share System” above. In general, under the Commercial Code, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and the Company’s Articles of Incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of outstanding shares having voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of directors under the Company’s Articles of Incorporation. A corporate shareholder whose outstanding shares are in turn more than one-quarter directly or indirectly owned by the Company does not have voting rights. Shareholders may exercise their voting rights through proxies in accordance with the Company’s Articles of Incorporation, provided that those proxies are also shareholders who have voting rights.

Pursuant to the Commercial Code and the Company’s Articles of Incorporation, a quorum of, not less than one-third of the outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

•	a reduction of stated capital,

•	amendment of the articles of incorporation (except amendments which the board of directors are authorized to make under the Commercial Code as described in “Stock Splits” and “Japanese Unit Share System” above),

•	the removal of a director or corporate auditor,

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer,

•	a dissolution, merger or consolidation,

•	a corporate separation,

•	the transfer of the whole or an important part of the Company’s business,

•	the taking over of the whole of the business of any other corporation,

•	any issuance of new shares at a “specially favorable” price, bonds or debentures with warrants to subscribe for new shares with “specially favorable” conditions or warrants to subscribe for new shares with “specially favorable” conditions to persons other than shareholders, and

At least two-thirds of the outstanding shares having voting rights present at the meeting must approve these actions.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.

-Subscription Rights

Holders of shares have no preemptive rights under the Company’s Articles of Incorporation when it issues new shares. Under the Commercial Code, the board of directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date. Public or individual notice must be given to each of these shareholders at least two weeks prior to the payment date.

Subscription rights may be made transferable or nontransferable by the resolution of the board of directors under the Commercial Code.

-Share Purchase Warrants

A “Share Purchase Warrant” shall mean the right under which, upon the exercise thereof against the Company by a person who has such right (hereinafter referred to as a “Share Purchase Warrants Holder”), the Company shall be obliged to issue new shares, or in lieu of such issuance, to transfer the shares that it owns, to such Share Purchase Warrants Holder.

The Company may issue Share Purchase Warrants as Share Purchase Warrants on their own or attached to bonds or debentures to any persons by the resolution of its board of directors. Holders of shares do not have the right to receive, upon the exercise thereof against the Company, an allotment of Share Purchase Warrants to be issued by the Company (hereinafter referred to as a “Right to Subscribe for Share Purchase Warrants”) under the Company’s Articles of Incorporation when it issues Share Purchase Warrants. Under the Commercial Code, the board of directors may, however, determine that shareholders be given Right to Subscribe for Share Purchase Warrants in connection with a particular issue of Share Purchase Warrants. In the case of an issue of Share Purchase Warrants, public or individual notice must be given to each of the shareholders at least two weeks prior to the payment date (or the date of issuance of the Share Purchase Warrants if such Share Purchase Warrants are issued without consideration).

Share Purchase Warrants may be made transferable or nontransferable by the resolution of the board of directors under the Commercial Code.

-Liquidation Rights

In the event of liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.

-Liability to Further Calls or Assessments

All of the Company’s currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

-Transfer Agent

UFJ Trust Bank Limited is the transfer agent for the Company’s shares. UFJ Trust’s office is located at 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan. UFJ Trust maintains the Company’s register of shareholders and records transfers of record ownership upon presentation of share certificates.

-Record Date

The close of business on March 31 is the record date for the Company’s year-end dividends, if payable. September 30 is the record date for interim dividends, if payable. A holder of shares constituting one or more whole units who is registered as a holder on the Company’s register of shareholders at the close of business as of March 31 is also entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on March 31. In addition, the Company may set a record date for determining the shareholders entitled to the rights by giving at least two weeks’ public notice.

The shares generally trade ex-dividend or ex-rights in the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

-Repurchase by the Company of Shares

Under the Commercial Code, the Company may acquire its shares for any purposes subject to the authorization of shareholders at an ordinary general shareholders meeting. In addition, the Company is authorized to purchase its shares pursuant to a resolution of the board of directors pursuant to its Articles of Incorporation. The acquisition is subject to the condition that the aggregate amount of the purchase price must not exceed the amount of the retained earnings available for dividend payments less the sum of any amount paid or to be paid by way of appropriation of related earnings or any transfer of retained earnings to stated capital.

In the case of shares listed on a Japanese stock exchange or traded in the over-the-counter market, acquisition shall be made through the market or by way of tender offer by the close of the following ordinary general meeting, unless acquisition of the shares from a specified person is authorized by the approval of two-thirds of outstanding shares having voting rights present at the shareholders’ meeting at which a quorum of at least one-third of the outstanding shares having voting rights must be present.

In addition, the Company may acquire its shares by means of repurchase of any number of shares constituting less than one unit upon the request of the holder of those shares, as described under “Japanese Unit Share System” above.

-Holding of Shares by Foreign Investors

Other than the Japanese unit share system that is described in “Rights of Shareholders — Japanese Unit Share System” below, there are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the Company’s shares imposed by the laws of Japan or the Company’s Articles of Incorporation or other constituent documents.

C. Material Contracts

(1)	In November 2003, the Company entered into an agreement with KONE Corporation to acquire 100% of the shares or ownership interest of KONE’s subsidiaries, namely, Partek Forest AB and Partek Forest Holdings, LLC, both engaging in the Forestry Equipment business. The acquisition was completed in December 2003, based upon this agreement.

(2)	In December 2003, the Company entered into an agreement with Shimachu Co., Ltd. to sell a piece of land. The land was duly delivered on July 30, 2004. The details of the sale are as follows.

Description of the Asset:	Land (73,128 square meters)
Address:	20-1, 3-chome Nakase, Kawasaki-ku,
Kawasaki-shi, Kanagawa Prefecture, Japan
Book Value:	1,800 million yen
Sales Price:	11,280 million yen

(3)	In February 2004, the Company entered into an agreement with the Park Company of Oregon, LLC to sell the fixed assets of Komatsu Silicon America, Inc., a wholly-owned subsidiary of the Company located in Hillsboro, Oregon, U.S.A. The fixed assets were duly delivered on March 15, 2004. The details of the sale are as follows.

Description of the Asset:	Land: 378,880 square meters or 93.62 acre
Buildings: 39,245 square meters
or 422,427 square feet (total floor space)
Location:	Hillsboro, Oregon, U.S.A.
Book Value:	U.S.$35 million
Sales Price:	U.S.$5 million

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

On March 28, 1996, the Company, Komatsu Finance America Inc. and Komatsu Finance (Netherlands) B.V. (the “Issuers”) established and registered the U.S.$1,000 million EMTN Program on the London Stock Exchange. The aggregate nominal amount of the Notes under the Program was increased to U.S.$1,200 million on April 1, 1999, Komatsu Australia Holdings Pty. Ltd. joined the Program as an additional Issuer on March 31, 2000 and Komatsu Europe Coordination Center NV joined the Program as another additional Issuer on October 14, 2003. Under this program, each of the Issuers may from time to time issue notes denominated in any currency.

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

Under Japanese tax laws currently in effect, the payment of interest on debt securities issued outside Japan by a Japanese corporation (on or after April 1, 1998 and on or before March 31, 2006) and the difference, if any, between the issue price and the amount payable upon redemption of such debt securities (hereinafter referred to as “Redemption Profit”) will not be subject to the withholding of Japanese income tax, if such interest or difference is payable outside of Japan to a non-resident of Japan or non-Japanese corporation (hereinafter referred to as “Non-Residents” or “Non-Resident” collectively) which (in the case of interest) has submitted documents certifying its non-Japanese residency in accordance with the requirements set out in Japanese tax laws, provided that certain conditions are also met at the time of offering. Furthermore, such payment will not be subject to any other Japanese income or corporation tax, unless Non-Resident has a permanent establishment in Japan and the payment is attributable to the business of such Non-Resident carried on in Japan through such permanent establishment.

The Convention Between the Government of Japan and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, as presently in effect (as for withholding taxes, from July 1, 2004 and as for other taxes than withholding taxes, from January 1, 2005) (the “Tax Convention”), provides that the interest income (including Redemption Profit) of a United States resident or corporation from debt securities may be taxable by Japan if and to the extent that interest is paid by a resident of Japan or otherwise is from sources within Japan. Under the Tax Convention, the maximum rate of Japanese tax on interest income of United States residents or corporations is 10 percent unless the recipient has a permanent establishment in Japan and the debt securities in respect of which such interest is paid are effectively connected with such permanent establishment, in which case such income will be taxed at the normal rates provided by the Japanese income or corporate tax laws.

There are no Japanese taxes payable on conversion of convertible bonds into shares of Common Stock or Depository Receipts.

Gains derived from the sales of debt securities of the Company outside of Japan by Non-Residents, will not be subject to Japanese income or corporation taxes. Gains derived by a Non-Resident from the sale in Japan of debt securities of the Company will be exempt from Japanese taxes on income if the Non-Resident does not have a permanent establishment in Japan.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired debt securities of the Company as legatee, heir or donee.

Common Stock and Depositary Receipts

Generally, Non-Residents are subject to Japanese withholding tax (at the rate of 7 percent from January 1, 2004 through March 31, 2008 and thereafter at the rate of 15 percent) on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax.

Pursuant to the Tax Convention the maximum rate of Japanese withholding tax that may be imposed on dividends paid by a Japanese corporation to a United States resident individual or, subject to certain limited exceptions, a United States corporation is 10 percent unless such United States resident individual or United States corporation has a permanent establishment in Japan and the shares with respect to which the dividends are paid are effectively connected with the permanent establishment. The Tax Convention between United States and Japan will be amended in the near future and the amendment may affect the treatment of dividends stated above.

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

450 Fifth Street, NW, Washington, D.C. 20549

I. Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Exposure

Komatsu is exposed to market risk primarily from changes in foreign currency exchange rates and interest rates with respect to international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, Komatsu enters into various derivative financial transactions pursuant to their policies and procedures. Komatsu do not enter into derivative financial transactions for trading or speculative purposes. Komatsu is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. However, because of the counterparties’ satisfactory credit ratings, none are expected to fail to meet their obligations.

Foreign Exchange Risk

To reduce foreign exchange risks against foreign currency denominated assets and liabilities, Komatsu executes forward exchange contracts and option contracts in a range of 50% to 100% based on their projected cash flow in foreign currencies.

The following table provides information concerning derivative financial instruments of Komatsu in relation to foreign currency exchange transactions existing as of March 31, 2004, which are translated into yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2004. As of March 31, 2004, the notional amount of option contracts is ¥1,061 million (U.S.$10,202 thousand).

	(Millions of yen, except average contractual rates)
Forwards to sell foreign currencies			U.S.$/Yen	EUR/Yen	U.S.$/EUR	Others	Total
Contract amounts			¥27,309	¥9,410	¥1,781	¥3,050	¥41,550
Average contractual rates			108.12Yen/U.S.$	129.18Yen/EUR	0.83EUR/U.S.$	—	—
Forwards to buy foreign currencies	GBP/EUR	Yen/Yuan	Yen/ZAR	Yen/A$	U.S.$/A$	Others	Total
Contract amounts	¥7,083	¥5,367	¥3,723	¥3,113	¥3,036	¥7,916	¥30,238
Average Contractual rates	0.68GBP/EUR	12.81Yen/Yuan	14.58Yen/ZAR	79.90Yen/A$	0.74U.S.$/A$	—	—

	(Thousands of U.S. dollars)
Forwards to sell foreign currencies			U.S.$/Yen	EUR/Yen	U.S.$/EUR	Others	Total
Contract amounts			$262,587	$90,481	$17,125	$29,326	$399,519
Forwards to buy foreign currencies	GBP/EUR	Yen/Yuan	Yen/ZAR	Yen/A$	U.S.$/A$	Others	Total
Contract amounts	$68,106	$51,606	$35,798	$29,933	$29,192	$76,115	$290,750

Interest Rate Risk

To reduce risks and hedge the volatility of cash flow due to changes in interest rates, Komatsu engages in certain interest rate swaps, cross-currency swaps and cap option transactions for interest payment and interest receipt. Certain interest rate swap contracts are not qualified as hedges for accounting purposes and are recorded at the fair value and the resultant gains are recognized as income.

The following tables provide information concerning debt obligations (excluding capital lease obligations) and derivatives and other financial instruments of Komatsu which are sensitive to changes in interest rates, mainly including interest rate swaps and cross-currency swaps. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate and cross-currency swaps, the following tables present notional amounts and weighted average receive and pay interest rates. As of March 31, 2004, the notional amount and its average strike rate of interest cap transactions are ¥29,039 million (U.S.$279,221 thousand) and 3.77%, respectively.

Long-term debt excluding capital lease obligations (including due within one year)
			(Millions of yen)
	Average Interest rate		Expected maturity date
		Total	2005	2006	2007	2008	2009	Thereafter
U.S. dollar bonds	7.04%	¥7,504	¥—	¥7,504	¥—	¥—	¥—	¥—
Japanese yen bonds	1.58%	65,000	—	35,000	—	20,000	—	10,000
Euro medium-term notes	1.57%	60,779	19,468	14,781	19,814	6,716	—	—
Loans, principally from banks	1.53%	182,463	21,692	60,174	51,069	16,638	24,966	7,924
Total		¥315,746	¥41,160	¥117,459	¥70,883	¥43,354	¥24,966	¥17,924

Interest rate and cross-currency swaps

				(Millions of yen)
	Average interest rate			Expected maturity date
	Receive	Pay	Total	2005	2006	2007	2008	2009	Thereafter
Japanese yen interest rate swap	0.07%	1.13%	¥35,449	¥30,369	¥5,080	¥—	¥—	¥—	¥—
U.S. dollar interest rate swap	0.99%	2.33%	79,133	41,635	24,387	10,722	1,939	—	—
Yen/U.S.$ cross-currency swap	0.80%	2.32%	69,000	20,500	15,000	16,500	9,000	5,000	3,000
Yen/EUR cross-currency swap	0.34%	2.19%	13,500	8,000	2,000	3500	—	—	—
Others			2,564	1,454	552	558	—	—	—
Total			¥199,646	¥101,958	¥47,469	¥31,280	¥10,939	¥5,000	¥3,000

Long-term debt excluding capital lease obligations (including due within one year)

			(Thousands of U.S. dollars)
	Average Interest rate		Expected maturity date
		Total	2005	2006	2007	2008	2009	Thereafter
U.S. dollar bonds	7.04%	$72,154	—	$72,154	—	$—	$—	$—
Japanese yen bonds	1.58%	625,000	—	336,538	—	192,308	—	96,154
Euro medium-term notes	1.57%	584,413	187,192	142,125	190,519	64,577	—	—
Loans, principally from banks	1.53%	1,754,452	208,577	578,596	491,048	159,981	240,058	76,192
Total		$3,036,019	$395,769	$1,129,413	$681,567	$416,866	$240,058	$172,346

Interest rate and cross-currency swaps
				(Thousands of U.S. dollars)
	Average interest rate			Expected maturity date
	Receive	Pay	Total	2005	2006	2007	2008	2009	Thereafter
Japanese yen interest rate swap	0.07%	1.13%	$340,856	$292,010	$48,846	$—	$—	$—	$—
U.S. dollar interest rate swap	0.99%	2.33%	760,894	400,337	238,817	103,096	18,644	—	—
Yen/U.S.$ cross-currency swap	0.80%	2.32%	663,462	197,115	144,231	158,654	86,539	48,077	28,846
Yen/EUR cross-currency swap	0.34%	2.19%	129,808	76,923	19,231	33,654	—	—	—
Others			24,653	13,980	5,308	5,365	—	—	—
Total			$1,919,673	$980,365	$456,433	$300,769	$105,183	$48,077	$28,846

Derivative Financial Instruments

Risk Management Policy

Komatsu is exposed to market risk primarily from changes in foreign currency exchange and interest rates with respect to debt obligations, international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, Komatsu enters into various derivative transactions for hedging pursuant to their policies and procedures. Komatsu does not enter into derivative financial transactions for trading or speculative purposes.

Komatsu has entered into interest rate swap and cap agreements, partly concurrent with currency swap agreements for the purpose of managing the risk resulting from changes in cash flow or fair value that arise in their interest rate and foreign currency exposure with respect to certain short-term and long-term debts.

Komatsu operates internationally, which exposes Komatsu to the foreign exchange risk against existing assets and liabilities and transactions denominated in foreign currencies (principally the U.S. dollar and the Euro). In order to reduce these risks, Komatsu executes forward exchange contracts and option contracts based on its projected cash flow in foreign currencies.

Komatsu is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations because of the high credit rating of the counterparties.

Fair Value Hedges

Komatsu uses derivative financial instruments designated as fair value hedges to manage primarily interest rate and foreign exchange risks associated with debt obligations. Principally cross-currency swaps and interest rate swaps are used to hedge such risk for debt obligations. Changes in fair value of the hedged debt obligations and derivative instruments designated as fair value hedge are offset and recognized in other expense.

For the year ended March 31, 2004, hedge ineffectiveness resulting from fair value hedging activities was not material to Komatsu’s result of operations. During the same period, no fair value hedges were discontinued.

Cash Flow Hedges

Komatsu uses derivative financial instruments designated as cash flow hedges to manage its foreign exchange risks associated with forecasted transactions and interest risks associated with debt obligations. For transactions denominated in foreign currencies, Komatsu typically hedges forecasted and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, Komatsu enters into interest rate swap contracts to manage the changes in cash flows. Komatsu records the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss).

These amounts are reclassified into earnings through interest and other income or expense when the hedged items impact earnings.

Approximately ¥213 million ($2,048 thousand) of existing loss included in accumulated other comprehensive income (loss) at March 31, 2004 will be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the year ended March 31, 2004 as a result of anticipated transactions that are no longer probable of occurring.

Undesignated Derivative Instruments

Komatsu has entered into interest rate swap contracts not designated as hedging instruments under SFAS No. 133 as a means of managing Komatsu’s interest rate exposures for short-term and long-term debts.

Forward contracts and option contracts not designated as hedging instruments under SFAS No. 133 are also used to hedge certain foreign currency exposures. The changes in fair value of such instruments are recognized currently in earnings.

Notional principal amounts of derivative financial instruments outstanding at March 31, 2004 and 2003 are as follows.

	Millions of yen		Thousands of U.S.dollars
	2004	2003	2004
Forwards and options:
Sale of foreign currencies	¥41,550	¥31,262	$399,519
Purchase of foreign currencies	30,238	37,770	290,750
Option contracts (purchased)	1,061	3,772	10,202
Option contracts (sold)	—	361	—
Interest swap, currency swap and interest rate cap agreement	¥228,685	¥245,973	$2,198,894

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Komatsu’s management performed an evaluation under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of its disclosure controls and procedures. Based on Komatsu’s evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of March 31, 2004, the end of the period covered by this report, the disclosure controls and procedures were adequate and effective.

No changes were made in Komatsu’s internal control over financial reporting during the fiscal year ended March 31, 2004 that has materially affected, or is reasonably likely to materially affect Komatsu’s internal control over financial reporting.

Item 16. [Reserved]

A. Audit Committee Financial Expert

The Board of Corporate Auditors of the Company has determined that Mr. Masafumi Kanemoto qualifies as an “audit committee financial expert” as defined by the rules of the SEC. Since Mr. Kanemoto joined the Company in 1970, he has worked in the field of accounting and finance. From 1994 to 1996, he served as the senior manager of Controlling Dept., Accounting Division and from 1999 to 2002 as the general manager of Internal Audit Department. Mr. Kanemoto was elected as one of the Statutory Auditors of the Company at the ordinary general meeting of shareholders held in June 2002. See Item 6.A. for additional information regarding Mr. Kanemoto.

B. Code of Ethics

In order to ensure that Komatsu’s business is conducted honestly, ethically and in compliance with the law by its senior officers (including directors, executive officers, presidents of divisions, general managers of administrative departments at the Head Office as well as managers of the Finance & Treasury and Corporate Accounting), Komatsu has adopted “Code of Ethics for Senior Officers” that stipulates the ethical duties and rules of conduct for its senior officers to obey. Code of Ethics for Senior Officers is incorporated herein as Exhibit 11.

In addition, in 1998, Komatsu started to publish a booklet of “ Komatsu’s Code of Worldwide Business Conduct” and distribute it to all employees and management officers of Komatsu all over the world in order to ensure that they understand how important it is to observe the rules of the business community. The content of the latest edition of this booklet published in February 2003 is available at:

http://www.komatsu.com/en/CompanyInfo/profile/conduct/

C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

KPMG AZSA & Co., formerly known as Asahi & Co. by December 31, 2003, has served as Komatsu’s principal accountant for the fiscal years ended March 31, 2003 and 2004. Set forth below is the fees for audit and other services rendered by KPMG AZSA & Co. for the fiscal years ended March 31, 2003 and 2004.

	Year ended March 31, 2004	Year ended March 31, 2003
	(Millions of Yen)
Audit fees	457	391
Audit-related fees	31	7
Tax fees	91	123
All other fees	45	28

Total	624	549

Audit fees include fees billed for services rendered for Komatsu’s annual and semiannual consolidated financial statements, review of consolidated quarterly financial statements, documents filed with regulatory organizations.

Audit-related fees include fees billed for due diligence services related to merger and acquisitions, agreed-upon or expanded audit procedures, and review of internal control.

Tax fees include fees billed for tax compliance, review of tax return documents, documentation relating to transfer pricing, International and domestic indirect tax, tax preparation, tax due diligence, tax advice and others.

All other fees consist of fees for all other services not included in any of the other categories noted above. One of the fees under this category for the year ended March 31, 2004 was billed for advice in connection with Komatsu’s voluntary preparation of its Environmental Report.

Audit Committee’s Pre-Approval Policies and Procedures

In accordance with the U. S. Securities and Exchange Commission rules regarding auditor independence, the Board of Statutory Auditors of the Company has established Pre-Approval Policies and Procedures for Audit and Non-Audit Services Provided by Independent Auditor. The rules apply to the Company and its consolidated subsidiaries engaging any accounting firms for audit services and the SEC Auditor for permissible non-audit services.

When engaging an accounting firm for audit services, pre-approval is required prior to the commencement of such services. Similarly, when engaging the SEC Auditor for permissible non-audit services (audit-related services, tax services, and all other services), pre-approval must be obtained prior to the commencement of the services.

D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements and Schedules attached hereto.

Item 19. Exhibits

Exhibit	(1.1)	Articles of Incorporation of Komatsu Ltd., as amended (Translation)

Exhibit	(1.2)	Regulations of The Board of Directors (Translation)

Exhibit	(2)	Share Handling Regulation, as amended (Translation)

Exhibit	(11)	Code of Ethics for Senior Officers (Translation)

Exhibit	(12) a.	Certification pursuant to Section 302 of the
		Sarbanes-Oxley Act of 2002 of CEO of the Company

Exhibit	(12) b.	Certification pursuant to Section 302 of the
		Sarbanes-Oxley Act of 2002 of CFO of the Company

Exhibit	(13) a.	Certification pursuant to Section 906 of the
		Sarbanes-Oxley Act of 2002 of CEO of the Company

Exhibit	(13) b.	Certification pursuant to Section 906 of the
		Sarbanes-Oxley Act of 2002 of CFO of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of its requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOMATSU LTD.
(Registrant)

Date: August 31, 2004	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer
Chief Financial Officer

KOMATSU LTD.

CONSOLIDATED

FINANCIAL STATEMENTS AND SCHEDULES

FOR THE YEARS ENDED MARCH 31, 2004, 2003 AND 2002

PREPARED FOR FILING AS PART OF

ANNUAL REPORT (FORM 20-F)

TO THE SECURITIES AND EXCHANGE COMMISSION

**********

KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Page in Shareholders Report

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm Included in the Company’s Financial Report to Shareholders for the Year Ended March 31, 2004 Attached Hereto and Incorporated Herein by Reference:

Consolidated Balance Sheets, March 31, 2004 and 2003	40 and 41

Consolidated Statements of Income for the Years Ended March 31, 2004, 2003and 2002	42

Consolidated Statements of Shareholders’ Equity for the Years Ended March 31, 2004, 2003 and 2002	43

Consolidated Statements of Cash Flows for the Years Ended March 31, 2004, 2003 and 2002	44

Notes to Consolidated Financial Statements	45 to 73

Report of Independent Registered Public Accounting Firm	74

Page in Annual Report (Form 20-F)
Supplemental Information to Conform with Regulation S-X:

Supplemental Notes to Consolidated Financial Statements to Conform with Regulation S-X	A-1 to A-3

Schedule for the Years Ended March 31, 2004, 2003 and 2002:

II - Valuation and Qualifying Accounts	A-4

(Note - Schedules other than one listed above are omitted because of the absence of the conditions under which they are required or because the information called for is included in the consolidated financial statements or notes thereto.)

Report of Independent Registered Public Accounting Firm	B-1

Consolidated Balance Sheets

Komatsu Ltd. and Consolidated Subsidiaries

March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (Note 1)
Assets	2004	2003	2004
Current assets
Cash and cash equivalents	¥71,406	¥76,152	$686,596
Time deposits	64	531	615
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥15,222 million ($146,365 thousand) in 2004 and ¥9,063 million in 2003 (Notes 1, 4 and 9)	354,184	337,401	3,405,615
Inventories (Notes 1 and 5)	255,866	241,722	2,460,250
Deferred income taxes and other current assets (Notes 1, 15 and 19)	98,861	95,819	950,587

Total current assets	780,381	751,625	7,503,663

Investments
Investments in and advances to affiliated companies (Notes 1 and 7)	18,352	19,359	176,462
Investment securities (Notes 1, 6 and 20)	59,253	30,762	569,740
Other	1,267	2,296	12,183

Total investments	78,872	52,417	758,385

Land and buildings held for sale (Note 1)	3,824	8,926	36,769

Property, plant and equipment—less accumulated depreciation (Notes 1, 8, 9 and 16)	367,361	400,087	3,532,317

Goodwill (Notes 1 and 10)	16,812	5,550	161,654

Other intangible assets (Notes 1 and 10)	27,762	22,784	266,942

Deferred income taxes and other assets (Notes 1, 10, 15, 19 and 20)	73,633	64,965	708,010

	¥1,348,645	¥1,306,354	$12,967,740

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

	Millions of yen		Thousands of U.S. dollars (Note 1)
Liabilities and Shareholders’ Equity	2004	2003	2004
Current liabilities
Short-term debt (Notes 9 and 11)	¥97,057	¥111,993	$933,240
Current maturities of long-term debt (Notes 9, 11, 16 and 20)	55,868	102,299	537,192
Trade notes and accounts payable	218,911	174,904	2,104,914
Income taxes payable (Note 15)	12,957	6,516	124,587
Deferred income taxes and other current liabilities (Notes 1, 15 and 19)	135,039	118,972	1,298,452

Total current liabilities	519,832	514,684	4,998,385

Long-term liabilities
Long-term debt (Notes 9, 11, 16 and 20)	307,143	310,717	2,953,298
Liability for pension and retirement benefits (Notes 1 and 12)	43,692	48,848	420,115
Deferred income taxes and other liabilities (Notes 1, 15, 19 and 20)	14,825	8,536	142,548

Total long-term liabilities	365,660	368,101	3,515,961

Minority interests	37,646	28,203	361,981

Commitments and contingent liabilities (Note 18)
Shareholders’ equity (Notes 1 and 13)
Common stock:
Authorized, 3,955,000,000 shares in 2004 and 2003;
Issued and outstanding, 998,744,060 shares in 2004 and 2003;	67,870	67,870	652,596
Capital surplus	135,675	135,686	1,304,567
Retained earnings:
Appropriated for legal reserve	21,629	21,030	207,971
Unappropriated	227,825	207,416	2,190,625
Accumulated other comprehensive income (loss) (Notes 1, 6, 12 and 14)	(23,794)	(32,981)	(228,788)
Treasury stock at cost, 6,255,784 shares in 2004 and 6,215,411 shares in 2003 (Note 13)	(3,698)	(3,655)	(35,558)

Total shareholders’ equity	425,507	395,366	4,091,413

	¥1,348,645	¥1,306,354	$12,967,740

Consolidated Statements of Income

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2004	2003	2002	2004
Revenues
Net sales (Notes 1 and 7)	¥1,196,418	¥1,089,804	¥1,035,891	$11,504,019
Interest and other income	11,945	13,436	34,278	114,856

Total	1,208,363	1,103,240	1,070,169	11,618,875

Costs and expenses (Notes 16 and 22)
Cost of sales	881,231	815,557	792,748	8,473,375
Selling, general and administrative	249,261	241,069	256,364	2,396,740
Interest	14,915	14,693	16,842	143,413
Impairment loss on long-lived assets (Note 1)	19,051	—	52,242	183,183
Special termination benefit (Note 12)	—	—	30,131	—
Other	16,869	19,016	28,566	162,202

Total	1,181,327	1,090,335	1,176,893	11,358,913

Income (loss) before income taxes, minority interests and equity in earnings	27,036	12,905	(106,724)	259,962

Income taxes (Notes 1 and 15)
Current	20,354	6,681	3,914	195,712
Deferred	(23,873)	(713)	(25,844)	(229,548)

Total	(3,519)	5,968	(21,930)	(33,836)

Income (loss) before minority interests and equity in earnings	30,555	6,937	(84,794)	293,798
Minority interests in (income) loss of consolidated subsidiaries	(3,839)	(2,877)	3,775	(36,913)
Equity in earnings (losses) of affiliated companies	247	(786)	398	2,375
Income (loss) before cumulative effect of accounting change	26,963	3,274	(80,621)	259,260
Cumulative effect of accounting change	—	(265)	—	—

Net income (loss)	¥26,963	¥3,009	¥(80,621)	$259,260

	Yen			U.S. cents
Per share data (Notes 1 and 17):
Income (loss) before cumulative effect of accounting change:
Basic	¥27.17	¥3.36	¥(84.46)	26.13 ¢
Diluted	27.16	3.36	(84.46)	26.12
Cumulative effect of accounting change:
Basic	—	(0.27)	—	—
Diluted	—	(0.27)	—	—
Net income (loss):
Basic	27.17	3.09	(84.46)	26.13
Diluted	27.16	3.09	(84.46)	26.12
Dividends per share (Note 1)	6.00	6.00	6.00	5.77

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2004	2003	2002	2004
Common stock
Balance, beginning of year	¥67,870	¥67,870	¥67,870	$652,596
Balance, end of year	¥67,870	¥67,870	¥67,870	$652,596

Capital surplus
Balance, beginning of year	¥135,686	¥117,439	¥117,418	$1,304,673
Sales of treasury stock	(11)	9	21	(106)
Issuance of shares to acquire minority interests of consolidated subsidiaries	—	18,238	—	—

Balance, end of year	¥135,675	¥135,686	¥117,439	$1,304,567

Retained earnings Appropriated for legal reserve
Balance, beginning of year	¥21,030	¥20,852	¥20,718	$202,211
Transfer from unappropriated retained earnings	599	178	134	5,760

Balance, end of year	¥21,629	¥21,030	¥20,852	$207,971

Unappropriated retained earnings
Balance, beginning of year	¥207,416	¥210,309	¥300,499	$1,994,385
Adjustments for change of fiscal period of consolidated subsidiaries (Note 1)	—	—	(3,705)	—
Net income (loss)	26,963	3,009	(80,621)	259,260
Cash dividends paid	(5,955)	(5,724)	(5,730)	(57,260)
Transfer to retained earnings appropriated for legal reserve	(599)	(178)	(134)	(5,760)

Balance, end of year	¥227,825	¥207,416	¥210,309	$2,190,625

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(32,981)	¥(18,393)	¥(29,204)	$(317,125)
Adjustments for change of fiscal period of consolidated subsidiaries (Note 1)	—	—	9,447	—
Other comprehensive income (loss) for the year, net of tax	9,187	(14,588)	1,364	88,337

Balance, end of year	¥(23,794)	¥(32,981)	¥(18,393)	$(228,788)

Treasury stock
Balance, beginning of year	¥(3,655)	¥(2,934)	¥(3,044)	$(35,144)
Purchase of treasury stock	(153)	(721)	(643)	(1,471)
Sales of treasury stock	110	—	753	1,057

Balance, end of year	¥(3,698)	¥(3,655)	¥(2,934)	$(35,558)

Total shareholders’ equity	¥425,507	¥395,366	¥395,143	$4,091,413

Disclosure of comprehensive income (loss)
Net income (loss) for the year	¥26,963	¥3,009	¥(80,621)	$259,260
Other comprehensive income (loss) for the year, net of tax	9,187	(14,588)	1,364	88,337

Comprehensive income (loss) for the year	¥36,150	¥(11,579)	¥(79,257)	$347,597

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2004	2003	2002	2004
Operating activities
Net income (loss)	¥26,963	¥3,009	¥(80,621)	$259,260
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	69,863	70,229	61,581	671,760
Deferred income taxes	(23,873)	(713)	(25,844)	(229,548)
Net loss (gain) from sale of investment securities	(211)	6,454	8,696	(2,029)
Gain on sale of property	(2,198)	(3,410)	(16,454)	(21,135)
Loss on disposal or sale of fixed assets	7,611	3,974	7,202	73,183
Impairment loss on long-lived assets	19,051	—	52,242	183,183
Pension and retirement benefits, net	1,725	(29,939)	10,364	16,587
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(22,410)	9,470	62,551	(215,481)
Decrease (increase) in inventories	(17,112)	21,298	20,611	(164,538)
Increase (decrease) in trade payables	41,188	(20,580)	(37,942)	396,038
Increase (decrease) in income taxes payable	6,123	(368)	(3,491)	58,875
Other, net	10,570	(11,167)	1,426	101,634

Net cash provided by operating activities	117,290	48,257	60,321	1,127,789

Investing activities
Capital expenditures	(59,350)	(69,182)	(54,118)	(570,673)
Proceeds from sales of property	15,750	18,627	32,377	151,442
Proceeds from sales of investment securities	14,056	9,453	7,866	135,154
Purchases of investment securities	(4,308)	(4,549)	(4,848)	(41,423)
Acquisition of subsidiaries, net of cash acquired	(10,440)	5,300	—	(100,385)
Collection of loan receivables	7,988	14,418	8,729	76,808
Disbursement of loan receivables	(4,553)	(10,537)	(7,112)	(43,779)
Decrease (increase) in time deposits	(74)	452	173	(712)

Net cash used in investing activities	(40,931)	(36,018)	(16,933)	(393,568)

Financing activities
Proceeds from long-term debt	40,107	152,726	47,927	385,644
Repayments on long-term debt	(90,134)	(55,862)	(49,110)	(866,673)
Decrease in short-term debt, net	(12,839)	(61,115)	(28,391)	(123,452)
Repayments of capital lease obligations	(10,107)	(10,458)	(5,331)	(97,183)
Sale (purchase) of treasury stock, net	(43)	(721)	180	(413)
Dividends paid	(5,955)	(5,724)	(5,730)	(57,260)

Net cash provided by (used in) financing activities	(78,971)	18,846	(40,455)	(759,337)

Effect of exchange rate change on cash and cash equivalents	(2,134)	(325)	881	(20,519)

Net increase (decrease) in cash and cash equivalents	(4,746)	30,760	3,814	(45,635)
Cash and cash equivalents, beginning of year	76,152	45,392	39,760	732,231
Adjustment for change of fiscal period on consolidated subsidiaries	—	—	1,818	—

Cash and cash equivalents, end of year	¥71,406	¥76,152	¥45,392	$686,596

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Komatsu Ltd. and Consolidated Subsidiaries

1. Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies

Description of Business

Komatsu Ltd. (“the Company”) and consolidated subsidiaries (together “the companies”) primarily manufacture and market various types of construction and mining equipment throughout the world. They also engage in Industrial Machinery, Vehicles and Others business, and Electronics business including semiconductor products.

The consolidated net sales of the Company and consolidated subsidiaries for the year ended March 31, 2004, consisted of the following:

Construction and mining equipment – 72.2%, Industrial Machinery, Vehicles and Others – 20.2%, Electronics – 7.6%.

Sales are made principally under the Komatsu brand name, and are almost entirely through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales for the year ended March 31, 2004, 59.6% were generated outside Japan, with 23.2% in the Americas, 12.7% in Europe, 7.3% in China, 11.3% in Asia (excluding Japan and China) and Oceania, and 5.1% in the Middle East and Africa.

The manufacturing operations of the Company and consolidated subsidiaries are conducted primarily at plants in Japan, United States, Germany, United Kingdom, Indonesia, Brazil, Italy, China and Taiwan.

The Company has changed the segment name of “Others” to “Industrial Machinery, Vehicles and Others”, for all periods.

Basis of Financial Statements

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts for the year ended March 31, 2004, is included solely for the convenience of readers outside Japan and has been made at the rate of ¥104 to $1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2004. Such translation should not be construed as a representation that Japanese yen amounts could be converted into United States dollars at the above or any other rate.

The accompanying consolidated financial statements reflect certain adjustments, not recorded in the companies’ books, to present them in conformity with accounting principles generally accepted in the United States of America. These adjustments are made mainly in connection with accounting for liability for pension and other retirement benefits, leases, impairment of long-lived assets, derivative financial instruments, and recognition of certain accrued expenses. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

Summary of Significant Accounting Policies

(1) Consolidation and Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and all of its majority-owned domestic and foreign subsidiaries, except for certain immaterial subsidiaries.

The accounts of any variable interest entities that must be consolidated under FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities” are included in the consolidated financial statements.

The company had acquired 100% of the shares of Partek Forest AB and Partek Forest Holdings LLC for EUR 120 million from KONE, a Finnish company, in December 2003. From December 31, 2003, these two companies and their 12 subsidiaries have been treated as consolidated companies and their one affiliated company was treated as an equity method investment.

At the beginning of fiscal 2002, the Company changed the consolidated closing date for certain overseas subsidiaries from December 31 to March 31. As a result, unappropriated retained earnings decreased by ¥3,705 million, and other comprehensive income (loss) increased by ¥9,447 million.

Investments in 20 to 50% owned affiliated companies whereby the Company has the ability to exercise significant influence over the operational and financial policies of a company, and certain immaterial subsidiaries not consolidated are, with minor exceptions, accounted for by the equity method.

(2) Translation of Foreign Currency Accounts

Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation,” assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year in consolidating the financial statements of overseas subsidiaries. The resulting translation adjustments are included as a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated financial statements. All foreign currency transaction gains and losses are included in other income or expenses in the period incurred.

(3) Allowance for Doubtful Trade Receivables

The companies record an allowance for doubtful receivables that is based upon historical experience and specific customer collection issues.

(4) Inventories

Inventories, consisting of finished products including finished parts held for sale, work in process, and materials and supplies, are stated at the lower of cost or market. Cost is determined by the last-in, first-out method for finished parts held for sale and by using actual costs accumulated under a job-order cost system for other finished products and work in process. Cost of materials and supplies are stated at average cost.

(5) Investment Securities

In compliance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the companies’ investments in debt and equity securities are categorized as available-for-sale securities which are stated at fair value. Changes in fair values are included as a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated financial statements.

Unrealized losses are charged against net earnings when a decline in market value below cost is determined to be other than temporary based primarily on the financial condition of the issuer and the extent and length of the time of the decline.

Investments whose market values have declined below cost that extends for six months are automatically written down to the fair value in all cases.

(6) Land and Buildings Held for Sale

Land and buildings held for sale are stated at the lower of cost or market value less cost to sell. During fiscal years ended in March 31, 2004 and 2003, the Company recorded a total charge of ¥1,092 million ($10,500 thousand) and ¥ 6,348 million, respectively, in other expense to reduce the carrying values of assets held for sale to current estimated market values less cost to sell.

(7) Property, Plant and Equipment, and Related Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets. The average depreciation periods are 26 years for buildings and 9 years for machinery and equipment, respectively. Effective rates of depreciation for buildings, machinery and equipment for the years ended March 31, 2004, 2003 and 2002, are as follows:

	2004	2003	2002
Buildings	9%	9%	9%
Machinery and equipment	23%	23%	23%

Certain leased machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, “Accounting for Leases.” The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Aggregate cost	¥66,964	¥56,683	$643,885
Accumulated depreciation	27,343	20,574	262,913

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in other income or expenses.

(8) Goodwill and Other Intangible Assets

The companies have adopted SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets”. SFAS No. 141 requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No. 142 eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment annually in accordance with SFAS No. 144. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment based on its fair value until its life is determined to no longer be indefinite.

The companies fully adopted the provisions of SFAS No. 141 and SFAS No. 142 as of April 1, 2002. Goodwill acquired in business combinations completed before July 1, 2001, was amortized through March 31, 2002. In connection with the transition provision of SFAS No. 142, the Company was required to perform an assessment of whether there was an indication that any existing goodwill was impaired as of April 1, 2002. To accomplish this, the Company (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. The Company completed the transitional assessment and recognized an impairment loss amounting to ¥265 million as of April 1, 2002 since the carrying amount of the applicable reporting unit’s goodwill exceeded its implied fair value. As specified by SFAS No. 142, such transitional impairment loss was reflected as a cumulative effect adjustment in the consolidated statement of income. The Company also completed the annual assessments for the year ended March 31, 2004 and 2003, and determined that no additional goodwill impairment charge was necessary.

(9) Revenue Recognition

The companies recognize revenue from product sales at the time when (1) title and risk of all ownership is transferred to independently owned and operated dealers or customers, (2) products are received and accepted by the customers for major products such as construction equipment and upon shipment for parts and certain other products, (3) sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Revenues are recorded net of discounts and allowances.

(10) Income Taxes

In accordance with SFAS No. 109, “Accounting for Income Taxes,” income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(11) Product Warranties

The companies establish a liability for estimated product warranty cost after sales. Estimates for accrued product warranty cost are primarily based on historical experience.

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

Amortization of unrecognized net gain or loss is included as a component of the Company’s net periodic pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets.

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

The following table summarizes the results of the Company if compensation cost for stock options granted and for employee stock purchases under the plan had been determined in accordance with the fair value based method prescribed by SFAS No. 123:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Net income (loss), as reported	¥26,963	¥3,009	¥(80,621)	$259,260
Total stock-based compensation expenses determined using the fair value based method	229	75	135	2,202
Pro forma net income (loss)	26,734	2,934	(80,756)	257,058

	Yen			U.S. cents
Net income (loss) per share, basic and diluted:	2004	2003	2002	2004

Basic earnings (loss) per share As reported	¥27.17	¥3.09	¥(84.46)	26.12	¢
Pro forma	26.94	3.01	(84.60)	25.90

Diluted earnings (loss) per share As reported	¥27.16	¥3.09	¥(84.46)	26.13
Pro forma	26.93	3.01	(84.60)	25.89

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

Effective April 1, 2001, the companies adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133.” SFAS No. 133 as amended requires that all derivatives, including derivatives embedded in other financial instruments, be measured at fair value and recognized as either assets or liabilities on the consolidated balance sheet. Changes in the fair values of derivative instruments not designated or not qualifying as hedges under SFAS No. 133 or any ineffective portion of qualified hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss), and recognized in earnings when the hedged item is recognized in earnings.

The cumulative effect adjustment upon the adoption of SFAS No. 133 and 138, net of the related tax effect, resulted in an immaterial impact to net income and a decrease to other comprehensive income (loss) of ¥670 million.

In April 2003, the Financial Accounting Standard Board “FASB” issued No. 149 (“Amendment of Statement 133 on Derivative Instruments and Hedging Activities” ). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, (“Accounting for Derivative Instruments and Hedging Activities”).

The companies adopted FASB No.149 from July 1, 2003. The effect of adopting this statement was not material to the consolidated financial position or results of operations.

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

In the fiscal year ended March 31, 2002, the companies recorded an impairment loss of ¥24,983 million, on long-lived assets related to certain production facilities at its wholly owned subsidiary, Komatsu Silicon America, Inc. which is in the electronics segment. The reason for this impairment is that management has changed its policy now to sell or dispose of these facilities instead of holding them for future use. The impairment loss was calculated based on an estimated fair value less cost to sell of the facilities under current market conditions utilizing independent appraisal of the facilities.

Additionally in the fiscal year ended March 31, 2002, the companies, due to the decline in the market demand, recorded impairment losses of ¥27,259 million on production facilities being operated by a consolidated subsidiary, Advanced Silicon Materials LLC (ASiMI) which is also in the electronics segment. Specifically, an impairment loss of ¥13,411 million for its Butte plant in Montana was calculated using the best estimate of discounted future cash flows based on the decision to continue its operation, and one of ¥13,848 million for its Moses Lake plant in Washington was calculated using the estimate of realizable value based on the decision to discontinue its production.

Also, in the fiscal year ended March 31, 2004, ASiMI re-appraised its fixed assets of the Butte plant using estimated future cash flows and recorded an impairment loss of ¥17,534 million ($168,596 thousand) on them based on the assumption that the business environment will remain unfavorable with belated elimination of demand-and-supply gap for polycrystalline silicon as well as intensified pricing competition.

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

(19) New Accounting Standards

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities (“VIEs”),” which addresses consolidation by business enterprises of variable interest entities that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (revised December 2003)(“FIN 46R”), ”Consolidation of Variable Interest Entities”, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46.

For any VIEs that must be consolidated under FIN 46R that were created before December 31, 2003, the assets, liabilities and non-controlling interests of the VIEs initially would be measured at their carrying amounts at the date the requirements of this Interpretation first apply. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non- controlling interest of the VIEs. Any difference between the net amount added to the balance sheet of the consolidating enterprise and the amount of any previously recognized interest in the newly consolidated entity shall be recognized as the cumulative effect of an accounting change.

Foreign private issuers with variable interests in “VIEs” created after January 31, 2003 are required to apply FIN 46R immediately. The mandatory effective dates of FIN 46R for foreign private issuers with variable interests in VIEs created before February 1, 2003 vary depending on the foreign private issuers’ year-end and frequency of interim reporting. The companies were required to apply FIN 46R to both special-purpose entities and other VIEs in consolidated financial statements from the periods beginning April 1, 2004.

For any VIEs that must be consolidated under FIN 46R that were created before February 1, 2003, the cumulative effect of the accounting change should be recognized as of April 1, 2004.

The adoption of FIN 46R did not have and is not expected to have a material effect on the Company's consolidated financial position and results of operations.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the years ended March 31, 2004, 2003 and 2002, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Additional cash flow information:
Interest paid	¥14,911	¥14,370	¥17,091	$143,375
Income taxes paid	13,102	6,831	13,139	125,981

Noncash investing and financing activities:
Acquisition of minority interests of two consolidated subsidiaries through stock for stock exchanges:
Net assets acquired	—	18,238	—	—

Capital lease obligations incurred	18,699	12,022	9,203	179,798

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

The Company has used the purchase method of accounting to record the transactions in conformity with SFAS No. 141 and accordingly, has allocated the purchase price based on estimated fair values of acquired net assets. The cost of acquired minority interests were ¥10,850 million and ¥7,388 million for Komatsu Forklift and Komatsu Zenoah, respectively.

3. Acquisition

In December 2003, the Company acquired 100% of the shares of Partek Forest AB and Partek Forest Holdings LLC for cash of Euro 120 million in order to make full-scale entry to the forestry equipment market. From this fiscal year ended March 31, 2004, these two companies and their 12 subsidiaries (collectively, Partek Forest group) were treated as consolidated companies and their one affiliated company was treated as an equity method investment. The Company accounts for the investment based on a fiscal period ended 90 days prior to the Company’s year end; therefore, it has included the consolidated balance sheet as of December 31, 2003 of Partek Forest group in the consolidated financial statements of the Company as of March 31, 2004. The business of Partek Forest group is primarily manufacture and sale of forestry equipment mainly used in Europe and North America.

The purchase price allocation has been prepared on a preliminary basis, and reasonable changes are expected as additional information becomes available. Following is a summary of the estimated fair values of the assets acquired and liabilities assumed as of the date of the acquisition:

	Millions of yen	Thousands of U.S. dollars
Current assets	¥12,154	$116,865
Property, plant and equipment	2,535	24,375
Intangible assets	6,496	62,462
Goodwill	6,439	61,913
Other assets	43	414
Total assets acquired	27,667	266,029
Current liabilities	11,309	108,740
Long-term liabilities	2,993	28,779
Total liabilities assumed	14,302	137,519
Purchase price	¥13,365	$128,510

Total intangible assets of ¥6,496 million ($62,462 thousand) will be amortized over their weighted-average useful lives, which includes technology assets of ¥2,513 million ($24,163 thousand), dealer network of ¥1,315 million ($12,644 thousand) and customer relationships of ¥1,108 million ($10,654 thousand) (6, 9 and 15 years weighted-average useful lives, respectively).

The goodwill of ¥6,439 million ($61,913 thousand) was assigned to the construction and mining equipment segment. The total amount of goodwill is not deductible for tax purposes.

4. Trade Notes and Accounts Receivable

The receivables at March 31, 2004 and 2003 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Trade notes	¥114,323	¥122,470	$1,099,259
Accounts receivable	255,083	223,994	2,452,721

Total	369,406	346,464	3,551,980

Less: allowance	(15,222)	(9,063)	(146,365)

Net trade receivables	¥354,184	¥337,401	$3,405,615

The Company and certain of its consolidated subsidiaries follow the practice of including the portion of installment and lease receivables due after one year (less unearned interest) in current assets. Receivables due after one year (less unearned interest) amounted to ¥68,869 million ($662,202 thousand) and ¥61,177 million at March 31, 2004 and 2003, respectively.

Lease receivables are included in accounts receivable above and represent receivables from customers for equipment leased by Komatsu Forklift Co., Ltd. These leases are accounted for as sales-type leases in conformity with SFAS No. 13. Equipment sales revenue from sales-type leases are recognized at the inception of the lease.

At March 31, 2004 and 2003, lease receivables comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Minimum lease payments receivable	¥11,384	¥11,925	$109,462
Unearned income	(913)	(967)	(8,779)

Net lease receivables	¥10,471	¥10,958	$100,683

Cash flows received for all securitization activities for the years ended March 31, 2004 and 2003 were ¥294,210 million ($2,828,942 thousand) and ¥255,342 million from the sales of trade notes and accounts receivable.

The Company and its consolidated subsidiaries retain servicing responsibilities, however contractual servicing fees are not received from the third parties separately. The investors and the securitization trusts have no or limited recourse rights to the Company and its consolidated subsidiaries’ assets in case of debtors’ default. Appropriate reserves have been established for potential losses relating to the limited recourse of the sold receivables. Also the Company and its consolidated subsidiaries, except for a certain U.S. subsidiary, as transferor do not retain any interest in the receivables sold.

The components of securitized trade receivables and other assets managed together at March 31, 2004 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Total amount of trade receivables that are managed and securitized	¥505,555	¥482,134	$4,861,105
Assets transferred	(136,149)	(135,670)	(1,309,125)

Total amount of trade receivable on B/S	¥369,406	¥346,464	$3,551,980

A certain U.S. subsidiary’s retained interests, which are included in the recourse provisions, are subordinate to investor’s interests and their value are subject to certain key assumptions. Key assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the year ended March 31, 2004 and 2003 were as follows:

	2004	2003
Weighted-average life	48 months	48 months
Prepayment speed over the life	2.3%	2.3%
Expected credit losses over the life	1.6%	2.2%
Discount rate on cash flow	1.6 -2.1%	2.2 -3.5%

The carrying value of retained interest was ¥ 5,822 million ($ 55,981 thousand) and ¥4,174 million as of March 31, 2004 and 2003, respectively. The impacts of 10% and 20% changes to the key assumptions on the fair value of retained interest as of March 31, 2004 are immaterial.

5. Inventories

At March 31, 2004 and 2003, inventories comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Finished products, including finished parts held for sale	¥174,982	¥163,434	$1,682,519
Work in process	52,702	47,981	506,750
Materials and supplies	28,182	30,307	270,981

Total	¥255,866	¥241,722	$2,460,250

6. Investment Securities

Investment securities at March 31, 2004 and 2003, primarily consisted of securities available for sale.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at March 31, 2004 and 2003, are as follows:

	Millions of yen
	Cost	Gross unrealized holding		Fair value
		Gains	Losses
At March 31, 2004
Investment securities available for sale:
Marketable debt securities	¥10	¥—	¥—	¥10
Marketable equity securities	17,430	27,586	0	45,016
Other investment securities at cost	14,227	—	—	14,227

	¥31,667	¥27,586	¥0	¥59,253

At March 31, 2003
Investment securities available for sale:
Marketable debt securities	¥10	¥0	¥—	¥10
Marketable equity securities	12,602	4,912	1,040	16,474
Other investment securities at cost	14,278	—	—	14,278

	¥26,890	¥4,912	¥1,040	¥30,762

		Thousands of U.S. dollars
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2004
Investment securities available for sale:
Marketable debt securities	$96	$—	$—	$96
Marketable equity securities	167,596	265,250	0	432,846
Other investment securities at cost	136,798	—	—	136,798

	$304,490	$265,250	$0	$569,740

Other investment securities primarily include non-marketable equity securities.

Maturities of marketable debt securities at March 31, 2004 and 2003 primarily fall within five years.

Unrealized holding gains and losses deemed to be temporary are included as a component of accumulated other comprehensive income (loss) until realized.

Proceeds from the sales of marketable securities and investment securities available for sale were ¥14,056 million ($135,154 thousand), ¥9,453 million and ¥7,866 million for the years ended March 31, 2004, 2003 and 2002, respectively.

Net realized gains (losses) on sale of investment securities available for sale during the years ended March 31, 2004, 2003 and 2002, amounted to gains of ¥211 million ($2,029 thousand), losses of ¥6,454 million and losses of ¥8,696 million, respectively. They were included in “interest and other income” or in “other” of “costs and expenses” in the accompanying consolidated statements of income. The cost of the marketable securities and investment securities sold was computed based on the average-cost method.

7. Investments in and Advances to Affiliated Companies

At March 31, 2004 and 2003, investments in and advances to affiliated companies comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Investments in capital stock	¥13,308	¥14,482	$127,962
Advances	5,044	4,877	48,500

Total	¥18,352	¥19,359	$176,462

Dividends received from affiliated companies were ¥184 million ($1,769 thousand), ¥221 million and ¥1,234 million during the years ended March 31, 2004, 2003 and 2002, respectively.

Trade notes and accounts receivable from affiliated companies at March 31, 2004 and 2003, were ¥36,282 million ($348,865 thousand) and ¥44,086 million, respectively.

Short-term loans receivable from affiliated companies at March 31, 2004 and 2003, were ¥9,453 million ($90,894 thousand) and ¥15,610 million, respectively.

Trade notes and accounts payable to affiliated companies at March 31, 2004 and 2003, were ¥6,488 million ($62,385 thousand) and ¥5,706 million, respectively.

Net sales for the years ended March 31, 2004, 2003 and 2002, included net sales to affiliated companies in the amounts of ¥49,978 million ($480,558 thousand), ¥57,418 million and ¥53,359 million, respectively.

Intercompany profits (losses) have been eliminated in the consolidated financial statements.

At March 31, 2004 consolidated unappropriated retained earnings included the companies’ share of undistributed earnings of 50% or less owned companies accounted for by the equity method amounting to ¥6,016 million ($57,846 thousand).

The difference between the carrying amount of equity method investments and the amount of underlying equity in net assets is insignificant as of March 31, 2004 and 2003.

Summarized financial information for affiliated companies at March 31, 2004 and 2003, and for the years ended March 31, 2004, 2003 and 2002, is as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Current assets	¥105,502	¥122,390	$1,014,442
Net property, plant and equipment	39,126	59,861	376,212
Other assets	8,521	14,553	81,933

Total assets	¥153,149	¥196,804	$1,472,587

Current liabilities	¥94,270	¥129,125	$906,443
Noncurrent liabilities	24,115	37,846	231,875
Shareholders’ equity	34,764	29,833	334,269

Total liabilities and shareholders’ equity	¥153,149	¥196,804	$1,472,587

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Net sales	¥177,868	¥206,684	¥203,490	$1,710,269

Net income (loss)	¥1,857	¥(4,791)	¥129	$17,856

8. Property, Plant and Equipment

The major classes of property, plant and equipment at March 31, 2004 and 2003, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Land	¥72,759	¥79,071	$699,606
Buildings	297,350	295,788	2,859,135
Machinery and equipment	665,118	660,489	6,395,365
Construction in progress	8,062	15,828	77,519

Total	1,043,289	1,051,176	10,031,625
Less: accumulated depreciation	(675,928)	(651,089)	(6,499,308)

Net property, plant and equipment	¥367,361	¥400,087	$3,532,317

9. Pledged Assets

At March 31, 2004, assets pledged as collateral for short-term debt, long-term debt and guarantees for debt are as follows:

	Millions of yen	Thousands of U.S. dollars
Time deposits	¥361	$3,471
Trade notes and accounts receivable	947	9,106
Land and buildings held for sale	121	1,163
Property, plant and equipment—less accumulated depreciation	25,588	246,039

Total	¥27,017	$259,779

The above assets were pledged against the following liabilities:

	Millions of yen	Thousands of U.S. dollars
Liabilities appearing in the consolidated balance sheets as:
Short-term debt	¥947	$9,106
Long-term debt	25,457	244,779
Guarantees for debt	613	5,894

Total	¥27,017	$259,779

10. Goodwill and Other Intangible Assets

The information for intangible assets other than goodwill at March 31, 2004 and 2003 are as follows:

	Millions of yen
	2004			2003
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	¥26,596	¥(15,467)	¥11,129	¥21,368	¥(11,460)	¥9,908
Other	14,843	(2,446)	12,397	10,183	(2,329)	7,854

Total	¥41,439	¥(17,913)	¥23,526	¥31,551	¥(13,789)	¥17,762
Other intangible assets not subject to amortization			4,236			5,022

Total other intangible assets			¥27,762			¥22,784

				Thousands of U.S. dollars
				2004
				Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software				$255,731	$(148,721)	$107,010
Other				142,721	(23,519)	119,202

Total				$398,452	$(172,240)	$226,212
Other intangible assets not subject to amortization						40,730

Total other intangible assets						$266,942

The aggregate amortization expense of other intangible assets subject to amortization for the year ended March 31, 2004 was ¥5,543 million ($53,298 thousand). The future estimated amortization expenses for each of five years relating to amounts currently recorded in the consolidated balance sheet are as follows:

	Millions of yen	Thousands of U.S. dollars
2005	¥5,608	$53,923
2006	5,257	50,548
2007	4,190	40,288
2008	2,623	25,221
2009	1,907	18,337

The changes in carrying amounts of goodwill for the year ended March 31, 2004 were as follows:

	Millions of yen	Thousands of U.S. dollars
Balance at beginning of the year	¥5,550	$53,365
Goodwill acquired during the year	11,798	113,442
Foreign exchange impact	(536)	(5,153)

Balance at end of the year	¥16,812	$161,654

In adopting SFAS No. 142 on April 1, 2002, a goodwill impairment loss of ¥265 million was recognized from the casting goods reporting unit in China and all of the goodwill was impaired.

At March 31, 2004, the amounts of goodwill allocated to the construction and mining equipment segment and the electronics segment were ¥16,272 million ($156,462 thousand) and ¥540 million ($5,192 thousand), respectively.

As of March 31, 2004, goodwill acquired during fiscal year ended March 31, 2004 was allocated to the construction and mining equipment segment.

The majority of goodwill acquired during the year resulted from the acquisition of 100% of the shares of Partek Forest AB and Partek Forest Holdings LLC in December 2003.

The following table reconciles previously reported net income (loss) and net income (loss) per share for the years ended March 31, 2002, as if SFAS No. 142 had been effective previously.

Millions of yen
2002
Net income (loss):
Reported net income (loss)	¥(80,621)
Goodwill amortization	2,272
Adjusted net income (loss)	(78,349)

Yen
Net income (loss) per share—basic and diluted:
Reported net income (loss)	¥(84.46)
Goodwill amortization	2.38
Adjusted net income (loss)	(82.08)

11. Short-Term and Long-Term Debt

Short-term debt primarily consists of short-term bank loans. The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 2004 and 2003, were 2.0% and 2.1%, respectively. The Company and certain consolidated subsidiaries have unused committed lines of credit amounting to ¥38,691 million ($372,029 thousand) with certain financial institutions at the end of fiscal 2004. Long-term debt at March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Long-term debt with collateral (Note 9):
Banks, insurance companies and other financial institutions, maturing serially through 2004–2023, weighted-average rate 2.8%
Government-owned banks and government agencies	¥15,647	¥13,310	$150,452
Other	7,255	5,460	69,760
Long-term debt without collateral:
Banks, insurance companies and other financial institutions, maturing serially through 2004–2017, weighted-average rate 1.5%	155,169	182,655	1,492,010
Euro Medium-Term Notes maturing serially through 2004–2008, weighted-average rate 1.6%	67,186	52,578	646,019
6.9% Senior Notes due 2003 (payable in U.S. dollars)	—	14,063	—
1.8% Convertible Unsecured Bonds due 2004	—	27,447	—
7.0% Senior Notes due 2005 (payable in U.S. dollars)	7,504	8,534	72,154
1.9% Unsecured Bonds due 2006	35,000	35,000	336,538
1.07% Unsecured Bonds due 2007	20,000	20,000	192,307
1.45% Unsecured Bonds due 2009	10,000	10,000	96,154
Capital lease obligations (Note 16)	40,858	41,074	392,865
Other	4,392	2,895	42,231

Total	363,011	413,016	3,490,490
Less: current maturities	(55,868)	(102,299)	(537,192)

Long-term debt	¥307,143	¥310,717	$2,953,298

In 1996, the Company, Komatsu Finance America Inc. and Komatsu Finance (Netherlands) B.V. (the “Issuers”) registered the U.S.$1.0 billion Euro Medium-Term Note Program (“the Program”) on the London Stock Exchange. On April 1, 1999, the registered amount of the Program was increased to U.S.$1.2 billion. On March 31, 2000, Komatsu Australia Holdings Pty. Ltd., formerly Komatsu Australia Pty. Ltd. was added as an issuer under the Program. On October 14, 2003, Komatsu Europe Coordination Center N.V. was added as an issuer under the Program. Under the Program, each of the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuers and dealers. Komatsu Finance America Inc. issued ¥18,000 million ($173,077 thousand) and $30,000 thousand during fiscal 2004, and ¥34,100 million during fiscal 2003 of Euro Medium-Term Notes with various interest rates and maturity dates. Komatsu Finance (Netherlands) B.V. issued ¥3,500 million ($33,654 thousand) during fiscal 2004, and ¥17,100 million during fiscal 2003 of Euro Medium-Term Notes with various interest rates and maturity dates.

Komatsu Europe Coordination Center N.V. issued ¥8,500 million ($81,731 thousand) during fiscal 2004 of Euro Medium-Term Notes with various interest rates and maturity dates.

U.S. dollar interest rates are based on three month LIBOR with borrowing spreads of LIBOR minus 0.10% to LIBOR plus 0.80% for the years ended March 31, 2004 and 2003, respectively, depending upon the contracts. The floating interest rates for fiscal 2004 and 2003 ranged from 1.05% to 6.00% and 1.22% to 6.00%, respectively.

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

Annual maturities of long-term debt subsequent to March 31, 2004, excluding SFAS No. 133 market value adjustments of ¥6,407 million ($61,606 thousand) are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2005	¥53,043	$510,029
2006	128,574	1,236,288
2007	78,217	752,087
2008	47,942	460,981
2009	28,417	273,240
2010 and thereafter	20,411	196,260

Total	¥356,604	$3,428,885

12. Liability for Pension and Other Retirement Benefits

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

In the fiscal year ended March 31, 2004, the Company adopted Statement of Financial Accounting Standards No.132 (revised 2003)(“SFAS 132R ”),“Employers’Disclosures about Pensions and Other Postretirement Benefits ”. SFAS 132R revises and prescribes employers ’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. SFAS 132R retains the disclosure requirements contained in the original SFAS 132. It also requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans.

Net periodic cost of the Company’s plan for the years ended March 31, 2004, 2003 and 2002, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Service cost—Benefits earned during the year	¥3,805	¥3,783	¥4,537	$36,587
Interest cost on projected benefit obligation	2,236	2,777	3,737	21,500
Expected return on plan assets	(408)	(505)	(1,502)	(3,923)
Net amortization and deferral	3,984	3,147	2,368	38,307
Settlement loss	—	—	6,419	—

Net periodic cost	¥9,617	¥9,202	¥15,559	$92,471

The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the Company’s plan are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Change in benefit obligation:
Benefit obligation, beginning of year	¥97,659	¥99,581	$939,029
Service cost	3,805	3,783	36,586
Interest cost	2,236	2,777	21,500
Actuarial loss	858	3,146	8,250
Benefits paid	(8,670)	(11,628)	(83,365)

Benefit obligation, end of year	¥95,888	¥97,659	$922,000

Change in plan assets:
Fair value of plan assets, beginning of year	¥60,992	¥70,783	$586,461
Actual return on plan assets	10,016	(6,733)	96,308
Employer contribution	1,827	4,032	17,567
Benefits paid	(4,162)	(7,090)	(40,019)

Fair value of plan assets, end of year	¥68,673	¥60,992	$660,317

Funded status	¥(27,215)	¥(36,667)	$(261,682)
Unrecognized net loss	28,803	40,641	276,952
Unrecognized net obligation at transition being recognized over 15 years	—	787	—
Unrecognized prior service cost being recognized over 15 years	2,534	3,080	24,365

Net amount recognized	¥4,122	¥7,841	$39,635

Net amounts recognized in the consolidated balance sheets consist of:
Liability for pension and retirement benefits	¥(14,882)	¥(23,722)	$(143,096)
Intangible assets included in other assets	2,534	3,867	24,365
Amount included in accumulated other comprehensive income (loss), gross of tax	16,470	27,696	158,366

Net amount recognized	¥4,122	¥7,841	$39,635

Pension plans with an accumulated benefit obligation in excess of plan assets:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Projected benefit obligation	¥95,888	¥97,659	$922,000
Accumulated benefit obligation	83,555	84,714	803,413
Fair value of plan assets	68,673	60,992	660,317

Information with respect to the plan is as follows:

Measurement date

The Company uses a March 31 measurement date for its plan.

Assumptions

Weighted-average assumptions used to determine benefit obligations at March 31

	2004	2003
Discount rate	2.3%	2.3%
Assumed rate of increase in future compensation levels	2.3%	2.3%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31

	2004	2003	2002
Discount rate	2.3%	2.3%	2.8%
Assumed rate of increase in future compensation levels	2.3%	2.3%	2.3%
Expected long-term rate of return on plan assets	0.6%	0.7%	1.9%

The Company determines the expected long-term rate of return based on the consideration of the current expectations for future returns and actual historical returns of each plan asset category.

However during fiscal year ended March 31, 2003 and 2004, the Company based expected long-term rate of return only on the performance of stable assets because of the stagnation in the equity markets in recent years.

Moreover the Company is currently considering a shift from a tax qualified defined benefit pension plan to a defined benefit cash balance pension plan and 2% is estimated as an expected long-term rate of return on plan assets based on the current expectations for future returns and the actual historical returns of each plan asset category.

Obligations

The accumulated benefit obligations for the defined benefit plan at March 31, 2004 and 2003 was ¥83,555 million ($803,413 thousand) and ¥84,714 million, respectively.

Plan assets

The benefit plan weighted-average asset allocations at March 31, 2004 and 2003 were as follows:

	2004	2003
Equity securities	35.9%	25.7%
Debt securities	18.0%	20.7%
Life insurance company general accounts	44.5%	51.6%
Others	1.6%	2.0%

	100.0%	100.0%

In order to secure long-term comprehensive earnings, the Company’s investment policies are available to provide future payments of pension benefits to eligible participants. Taking into account the expected long-term rate of return on plan assets, the Company formulates a basic portfolio comprised of the judged optimum combination of equity and debt securities. Plan assets are invested in individual equity and debt securities in accordance with the guidelines of the basic portfolio in order to produce a total return that will match the expected return on a mid-term to long-term basis. The Company evaluates the gap between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the basic portfolio. The Company revises the basic portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets. The “Pension Committee” is organized in the Company in order to periodically monitor the employment of such plan assets. Moreover the Company is currently considering a shift from a tax qualified defined benefit pension plan to a defined benefit cash balance pension plan and the basic portfolio is being reviewed in line with this new system.

Equity securities include common stock of the Company and certain of its domestic listed subsidiaries in the amounts of ¥19 million (0.03% of the Company’s total plan assets) and ¥11 million (0.02% of the Company’s total plan assets) at March 31, 2004 and 2003, respectively.

Cash flows

The Company expects to contribute ¥2,247 million ($21,606 thousand) to its benefit plan in the year ending March 31, 2005.

Certain foreign subsidiaries have various funded pension plans, of which the plan assets and the projected benefit obligations are calculated under the provisions of SFAS No. 87. The aggregated fair value of plan assets as of March 31, 2004 and 2003, was approximately ¥12,440 million ($119,615 thousand) and ¥11,455 million, respectively, and the projected benefit obligations as of March 31, 2004 and 2003, were approximately ¥16,794 million ($161,481 thousand) and ¥15,939 million, respectively. Discount rates of 5.5% to 6.8% and expected long-term rates of return on plan assets of 5.5% to 9.0% were used as assumptions in determining the actuarial value of benefit obligations for the years ended March 31, 2004, 2003 and 2002.

Certain domestic subsidiaries also have unfunded severance payment plans and/or pension plans similar to those of the Company for their employees. The aggregated fair value of plan assets as of March 31, 2004 and 2003, was approximately ¥11,462 million ($110,212 thousand) and ¥10,752 million, respectively, and the projected benefit obligations as of March 31, 2004 and 2003, were approximately ¥25,109 million ($241,433 thousand) and ¥24,227 million, respectively. The amounts of net periodic costs of certain foreign and domestic subsidiaries for the years ended March 31, 2004, 2003 and 2002, were ¥4,604 million ($44,269 thousand), ¥3,886 million and ¥5,653 million, respectively.

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

Total expenses of all severance payment and pension plan premiums charged to income for the years ended March 31, 2004, 2003 and 2002, were ¥14,181 million ($136,356 thousand), ¥13,274 million and ¥42,779 million, respectively, and included the additional severance payment under the retirement incentive programs in 2002.

Certain foreign subsidiaries have postretirement benefit plans other than pensions, which are primarily not funded. The accumulated postretirement benefit obligation at March 31, 2004 and 2003, was ¥10,257 million ($98,625 thousand) and ¥11,773 million, respectively, and the accrued postretirement benefit obligation at March 31, 2004 and 2003, was ¥4,237 million ($40,740 thousand) and ¥4,291 million, respectively. The amounts of net periodic postretirement benefits other than pensions for the years ended March 31, 2004, 2003 and 2002, were not material.

13. Shareholders’ Equity

(1) Common Stock and Capital Surplus

The Commercial Code of Japan (“the Code”) permits, upon approval of the Board of Directors, transfer of amounts from capital surplus to common stock. Prior to October 2001, the Company from time to time made free share distributions that were accounted for by a transfer from capital surplus to common stock of the aggregate par value of shares issued. Effective on October 2001, the Code requires no accounting recognition for such free share distribution. Publicly owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing appropriate capital accounts by an amount equal to the fair value of the shares issued.

If such United States practice had been applied to the cumulative free distributions made by the Company, capital surplus at March 31, 2004, would have been increased by ¥103,189 million ($992,202 thousand) with a corresponding decrease in unappropriated retained earnings. At March 31, 2004 and 2003, affiliated companies owned 1,350,000 and 1,970,064 shares of the Company’s common stock, respectively.

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

(3) Retained Earnings and Dividends

The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company’s general books of account maintained in accordance with generally accepted Japanese accounting practices. The adjustments included in the accompanying financial statements but not recorded in the general books of account, as explained under “Basis of Financial Statements” in Note 1, have no effect on the determination of retained earnings available for dividends under the Code. In addition to the Code provision requiring an appropriation for legal reserve as discussed above, the Code imposes certain limitations on the amount of retained earnings available for dividends. Accordingly, retained earnings of ¥218,254 million ($2,098,596 thousand), included in the Company’s general books of account as of March 31, 2004 is available for dividends under the Code.

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

The Board of Directors intends to recommend to the shareholders, at the next general meeting to be held on June 25, 2004, payment of a cash dividend totaling ¥3,969 million ($38,163 thousand) to shareholders of record on March 31, 2004. In accordance with the Code, the intention of this dividend has not been reflected in the consolidated financial statements as of March 31, 2004. Dividends are reported in the Consolidated Statements of Shareholders’ Equity when approved and paid.

(4) Stock Option Plan

On June 26, 2003, the shareholders authorized the acquisition of 10,000,000 shares of the Company’s common stock for the total consideration not exceeding ¥5,000 million ($48,077 thousand) during the period up to the close of the following annual general shareholders’ meeting in June 2004. On June 26, 2002, the shareholders authorized the acquisition of 10,000,000 shares of the Company’s common stock for the total consideration not exceeding ¥5,000 million during the period up to the close of the following annual general shareholders’ meeting in June 2003. On June 27, 2001, the shareholders authorized the acquisition of 1,100,000 shares of the Company’s common stock for the total consideration not exceeding ¥1,000 million during the period up to the close of the following annual general shareholders’ meeting in June 2002. The Company intends to transfer such treasury shares to directors and certain employees under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is set to equal an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange at the date of the grant. Based on the resolutions of the shareholders’ meeting on June 26, 2003, June 26, 2002 and June 27, 2001, the Company issued 1,280 rights, 950 rights and 1,100 rights of its share acquisition rights during the years ended March 31, 2004, 2003 and 2002, respectively. The options vest 100% on each of the grant dates and were and will be exercisable from August 1, 2004, August 1, 2003 and August 1, 2002.

The Company uses the intrinsic value measurement prescribed by APB Opinion No. 25 to account for stock options and no additional compensation cost was recorded as exercise prices were at least equal to the market price at the date of grant in the years ended March 31, 2004, 2003 and 2002.

The following table summarizes information about stock option activity for fiscal 2004, 2003 and 2002:

	Number of shares	Weighted average exercise price		Weighted average remaining life	Exercise price
		Yen	U.S. dollars		Low	High
Outstanding at March 31, 2001	3,370,000	¥763
Granted	1,100,000	¥559
Exercised	—	—
Canceled or Expired	—	—

Outstanding at March 31, 2002	4,470,000	¥713
Granted	950,000	¥445
Exercised	—	—
Canceled or Expired	(20,000)	¥559

Outstanding at March 31, 2003	5,400,000	¥666
Granted	1,280,000	¥595	$5.72
Exercised	(220,000)	¥461	$4.43
Cancelled or Expired	—	—

Outstanding at March 31, 2004	6,460,000	¥659	$6.34	2.69 years	¥445	¥820

[Exercisable at March 31, 2003]	4,450,000	¥713
[Exercisable at March 31, 2004]	5,180,000	¥675	$6.49

The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2004		2003	2002
Grant-date fair value	¥179	($1.72)	¥79	¥123
Expected life	6 years		6 years	6 years
Risk-free rate	0.50%		0.58%	0.64%
Expected volatility	35.00%		30.00%	30.00%
Expected dividend yield	1.01%		1.54%	1.15%

14. Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative instruments, and is included in the consolidated statements of shareholders’ equity.

Accumulated other comprehensive income (loss) at March 31, 2004, 2003 and 2002, is as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Foreign currency translation adjustments:
Balance, beginning of year	¥(16,929)	¥(10,344)	¥(29,340)	$(162,779)
Adjustment for change of fiscal period of consolidated subsidiaries	—	—	9,444	—
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	(9,896)	(6,585)	9,552	(95,154)

Balance, end of year	¥(26,825)	¥(16,929)	¥(10,344)	$(257,933)

Net unrealized holding gains on securities available for sale:
Balance, beginning of year	¥1,263	¥3,055	¥7,249	$12,144
Net increase (decrease)	14,228	(1,792)	(4,194)	136,808

Balance, end of year	¥15,491	¥1,263	¥3,055	$148,952

Pension liability adjustments:
Balance, beginning of year	¥(15,478)	¥(10,927)	¥(7,113)	$(148,827)
Adjustment for change of fiscal period of consolidated subsidiaries	—	—	3	—
Adjustment for the year	3,617	(4,551)	(3,817)	34,779

Balance, end of year	¥(11,861)	¥(15,478)	¥(10,927)	$(114,048)

Net unrealized holding gains (losses) on derivative instruments:
Balance, beginning of year	¥(1,837)	¥(177)	¥—	$(17,663)
Cumulative effect of accounting change	—	—	(670)	—
Net increase (decrease)	1,238	(1,660)	493	11,904

Balance, end of year	¥(599)	¥(1,837)	¥(177)	$(5,759)

Total accumulated comprehensive income (loss)
Balance, beginning of year	¥(32,981)	¥(18,393)	¥(29,204)	$(317,125)
Adjustment for change of fiscal period of consolidated subsidiaries	—	—	9,447	—
Other comprehensive income (loss) for the year	9,187	(14,588)	1,364	88,337

Balance, end of year	¥(23,794)	¥(32,981)	¥(18,393)	$(228,788)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2004:
Foreign currency translation adjustments	¥(9,896)	¥—	¥(9,896)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	24,120	(9,773)	14,347
Less: reclassification adjustment for (gains) or losses included in net income	(433)	314	(119)

Net unrealized gains (losses)	23,687	(9,459)	14,228
Pension liability adjustments	6,253	(2,636)	3,617

Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	2,186	(886)	1,300
Net (gains) or losses reclassified into earnings	(104)	42	(62)

Net unrealized gains (losses)	2,082	(844)	1,238

Other comprehensive income (loss)	¥22,126	¥(12,939)	¥9,187

2003:
Foreign currency translation adjustments	¥(6,585)	¥—	¥(6,585)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	(1,683)	702	(981)
Less: reclassification adjustment for (gains) or losses included in net income	(1,885)	1,074	(811)

Net unrealized gains (losses)	(3,568)	1,776	(1,792)
Pension liability adjustments	(7,651)	3,100	(4,551)

Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(1,931)	806	(1,125)
Net (gains) or losses reclassified into earnings	(918)	383	(535)

Net unrealized gains (losses)	(2,849)	1,189	(1,660)

Other comprehensive income (loss)	¥(20,653)	¥6,065	¥(14,588)

2002:
Foreign currency translation adjustments	¥9,552	¥—	¥9,552
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	(6,159)	2,571	(3,588)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	(1,183)	577	(606)

Net unrealized gains (losses)	(7,342)	3,148	(4,194)
Pension liability adjustments	(6,551)	2,734	(3,817)

Net unrealized holding gains (losses) on derivative instruments:
Cumulative effect of accounting change	(1,150)	480	(670)
Changes in fair value of derivatives	24	(10)	14
Net (gains) or losses reclassified into earnings	822	(343)	479

Net unrealized gains (losses)	(304)	127	(177)

Other comprehensive income (loss)	¥(4,645)	¥6,009	¥1,364

	Thousands of U.S. dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2004:
Foreign currency translation adjustments	$(95,154)	$—	$(95,154)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	231,923	(93,971)	137,952
Less: reclassification adjustment for (gains) or losses included in net income	(4,163)	3,019	(1,144)

Net unrealized gains (losses)	227,760	(90,952)	136,808
Pension liability adjustments	60,125	(25,346)	34,779

Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	21,019	(8,519)	12,500
Net (gains) or losses reclassified into earnings	(1,000)	404	(596)

Net unrealized gains (losses)	20,019	(8,115)	11,904
Other comprehensive income (loss)	$212,750	$(124,413)	$88,337

15. Income Taxes

Income (loss) before income taxes, minority interests and equity in earnings and income taxes for the years ended March 31, 2004, 2003 and 2002, were as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Income (loss) before income taxes:
Domestic	¥23,288	¥(810)	¥(26,553)	$223,923
Foreign	3,748	13,715	(80,171)	36,039

	¥27,036	¥12,905	¥(106,724)	$259,962

Income taxes:
Current—
Domestic	¥16,121	¥4,512	¥3,196	$155,010
Foreign	4,233	2,169	718	40,702

	20,354	6,681	3,914	195,712

Deferred—
Domestic	(16,578)	1,636	(15,511)	(159,404)
Foreign	(7,295)	(2,349)	(10,333)	(70,144)

	(23,873)	(713)	(25,844)	(229,548)

Total	¥(3,519)	¥5,968	¥(21,930)	$(33,836)

Total income taxes recognized for the years ended March 31, 2004, 2003 and 2002 were applicable to the following:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Income (loss) before income taxes, minority interests and equity in earnings	¥(3,519)	¥5,968	¥(21,930)	$(33,836)
Other comprehensive income (loss):
Net unrealized holding gains on securities available for sale	9,459	(1,776)	(3,148)	90,952
Pension liability adjustments	2,636	(3,100)	(2,734)	25,346
Net unrealized holding gains (losses) on derivative instruments	844	(1,189)	(127)	8,115

Total income taxes	¥9,420	¥(97)	¥(27,939)	$90,577

Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 2004 and 2003, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Deferred tax assets:
Allowances provided, not yet recognized for tax	¥4,952	¥4,560	$47,615
Accrued expenses	29,823	27,922	286,760
Property, plant and equipment	10,632	22,738	102,231
Inventories	10,323	10,688	99,260
Net operating loss carryforwards	60,158	46,607	578,442
Research and development expenses	3,705	3,866	35,625
Other	29,625	10,453	284,855

Total gross deferred tax assets	149,218	126,834	1,434,788

Less valuation allowance	(50,273)	(47,194)	(483,394)

Net deferred tax assets	¥98,945	¥79,640	$951,394

Deferred tax liabilities:
Unrealized holding gains on securities available for sale	¥11,261	¥1,442	$108,279
Deferral of profit from installment sales	444	1,183	4,269
Property, plant and equipment	11,233	11,936	108,010
Other	421	4,484	4,048

Total deferred tax liabilities	¥23,359	¥19,045	$224,606

Net deferred tax assets and liabilities as of March 31, 2004 and 2003 are reflected on the consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Deferred income taxes and other current assets	¥37,361	¥28,952	$359,240
Deferred income taxes and other assets	43,477	34,707	418,048
Deferred income taxes and other current liabilities	(332)	(377)	(3,192)
Deferred income taxes and other liabilities	(4,920)	(2,687)	(47,308)

	¥75,586	¥60,595	$726,788

The valuation allowance was ¥19,976 million as of March 31, 2001. The net changes in the total valuation allowance for the years ended March 31, 2004, 2003 and 2002 were an increase of ¥3,079 million ($29,606 thousand), a decrease of ¥653 million and an increase of ¥27,871 million, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the companies will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company and its domestic subsidiaries are subject to a National Corporate tax rate of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 10%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41.7%. The inhabitant tax rate and Enterprise tax rate vary by local jurisdiction. In March 2003, Japanese government approved the Amendments to Local Tax Law, which reduce standard business tax rates as well as additionally levying business tax based on corporate size. It will be effective for the year beginning on and after April 1, 2004. Consequently, combined statutory tax rate will be lowered to approximately 40.8% effective for deferred tax assets and liabilities expected to be settled or realized commencing April 1, 2004 and the effect of the tax rate change of ¥471 million ($4,529 thousand) and ¥277 million was charged to income taxes for the year ended March 31, 2004 and 2003, respectively.

The differences between the combined statutory tax rates and the effective tax rates for the years ended March 31, 2004, 2003 and 2002, are summarized as follows:

	2004	2003	2002
Combined statutory tax rate	41.7%	41.7%	(41.7)%
Increase (decrease) in tax rates resulting from:
Increase in valuation allowance	30.7	23.2	13.3
Expenses not deductible for tax purposes	10.8	9.3	1.6
Realization of tax benefits on operating losses of subsidiaries	(6.5)	(4.2)	—
Income of foreign subsidiaries taxed at lower than Japanese normal rate	(23.5)	(4.7)	3.9
Realization of tax benefit for allowance for investment in subsidiary	—	(20.3)	—
Effect of tax rate change	1.7	2.2	—
Recognition of deferred tax assets for unrealized loss on investment in a subsidiary	(64.7)	—	—
Other, net	(3.2)	(1.0)	2.3

Effective tax rate	(13.0)%	46.2%	(20.6)%

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2004, no deferred tax liabilities were recognized for undistributed earnings of foreign subsidiaries aggregating ¥76,363 million ($734,260 thousand), because the Company considers those earnings to be permanently reinvested. The amount of unrecognized deferred tax liability associated with undistributed earnings was approximately ¥6,350 million ($61,058 thousand). At March 31, 2004, the Company and certain subsidiaries had operating loss carryfor-wards aggregating approximately ¥153,644 million ($1,477,346 thousand), which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
Within 5 years	¥59,185	$569,087
6 to 20 years	78,839	758,067
Indefinite periods	15,620	150,192

Total	¥153,644	$1,477,346

16. Rent Expenses

The companies lease office space and equipment and employee housing under cancelable and non-cancelable lease agreements. Rent expenses under operating leases amounted to ¥13,710 million ($131,827 thousand), ¥12,944 million and ¥16,915 million, respectively, for the years ended March 31, 2004, 2003 and 2002. Lease contracts for equipment that qualify as capital leases in conformity with SFAS No. 13 have been capitalized. At March 31, 2004, the future minimum lease payments under these leases are as follows:

	Millions of yen			Thousands of U.S. dollars
Year ending	Capital leases	Operating lease commitments	Total	Capital leases	Operating lease commitments	Total
2005	¥13,064	¥2,148	¥15,212	$125,615	$20,654	$146,269
2006	12,086	1,502	13,588	116,212	14,442	130,654
2007	7,898	945	8,843	75,942	9,087	85,029
2008	4,957	740	5,697	47,664	7,115	54,779
2009	3,604	662	4,266	34,654	6,365	41,019
Thereafter	2,761	2,109	4,870	26,548	20,279	46,827

Total minimum lease payments	¥44,370	¥8,106	¥52,476	$426,635	$77,942	$504,577

Less: amounts representing interest	(3,512)			(33,770)

Present value of net minimum capital lease payments	¥40,858			$392,865

17. Net Income (Loss) per Share

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations is as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Income (loss) before cumulative effect of change in accounting principle	¥26,963	¥3,274	¥(80,621)	$259,260
Effect of dilutive securities:
1.8% Japanese yen convertible bonds, due 2004	—	—	—	—

Diluted net income (loss)	¥26,963	¥3,274	¥(80,621)	$259,260

	Number of shares
	2004	2003	2002
Average common shares outstanding, less treasury stocks	992,483,580	973,306,865	954,530,062
Dilutive effect of:
1.8% Japanese yen convertible bonds, due 2004	—	—	—
Stock options	273,700	—	—

Diluted common shares outstanding	992,757,280	973,306,865	954,530,062

	Yen			U.S. cents
	2004	2003	2002	2004
Income (loss) before cumulative effect of change in accounting principle per share:
Basic	¥27.17	¥3.36	¥(84.46)	26.13	¢
Diluted	27.16	3.36	(84.46)	26.12

1.8% Japanese yen convertible bonds, due 2004 for the years ended March 31, 2003 and 2002 (28,260,914 shares assuming that the bonds are fully converted), and shares under the Company’s stock option scheme (5,400,000 shares and 4,470,000 shares for the years ended March 31, 2003 and 2002, respectively) were excluded from the above net diluted income (loss) per share calculations because the effect would have been antidilutive.

18. Commitments and Contingent Liabilities

At March 31, 2004, the companies were contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥14,098 million ($135,558 thousand) (Note 4). The Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” in November 2002. The initial recognition and measurement provisions of FIN 45 were applicable to guarantees issued or modified after December 31, 2002.

The companies provide guarantees to third parties of loans of the employees, affiliated companies and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies and other companies are made to enhance the credit of those companies.

For each guarantee provided, the companies would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 15 years in the case of loans relating to the affiliated companies and other companies. The maximum amount of undiscounted payments the companies would have had to make in the event of default is ¥26,226 million ($252,173 thousand) at March 31, 2004. The carrying amounts of the liabilities recognized for the companies’ obligations as guarantors under those guarantees at March 31, 2004 were insignificant. Certain of those guarantees were secured by collateral and insurance issued to the Company.

With regard to sale of a subsidiary, the Company guarantees to the purchaser to pay up to ¥4,258 million ($40,942 thousand) as of March 31, 2004 relating to the credit risk of subsidiary’s outstanding receivables at the time of the sale. Management of the Company believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Commitments for capital expenditures outstanding at March 31, 2004, aggregated approximately ¥4,000 million ($ 38,462 thousand).

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

The companies also issue contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Change in accrued product warranty cost for the years ended March 31, 2004 and 2003 is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Balance at beginning of year	¥11,794	¥11,193	$113,404
Addition	17,015	12,624	163,606
Utilization	(13,612)	(11,815)	(130,885)
Other	709	(208)	6,817

Balance at end of year	¥15,906	¥11,794	$152,942

19. Derivative Financial Instruments

Risk Management Policy

The companies are exposed to market risk primarily from changes in foreign currency exchange and interest rates with respect to debt obligations, international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, the companies enter into various derivative transactions for hedging pursuant to their policies and procedures. The companies do not enter into derivative financial transactions for trading or speculative purposes.

The companies have entered into interest rate swap and cap agreements, partly concurrent with currency swap agreements for the purpose of managing the risk resulting from changes in cash flow or fair value that arise in their interest rate and foreign currency exposure with respect to certain short-term and long-term debts.

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

Fair Value Hedges

The companies use derivative financial instruments designated as fair value hedges to manage primarily interest rate and foreign exchange risks associated with debt obligations. Principally cross-currency swaps and interest rate swaps are used to hedge such risk for debt obligations. Changes in fair value of the hedged debt obligations and derivative instruments designated as fair value hedge are offset and recognized in other expense. For the year ended March 31, 2004, hedge ineffectiveness resulting from fair value hedging activities was not material to the companies’ result of operations. During the same period, no fair value hedges were discontinued.

Cash Flow Hedges

The companies use derivative financial instruments designated as cash flow hedges to manage the companies’ foreign exchange risks associated with forecasted transactions and the companies’ interest risks associated with debt obligations. For transactions denominated in foreign currencies, the companies typically hedge forecasted and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, the companies enter into interest rate swap contracts to manage the changes in cash flows. The companies record the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss). These amounts are reclassified into earnings through interest and other income or expense when the hedged items impact earnings. Approximately ¥213 million ($2,048 thousand) of existing loss included in accumulated other comprehensive income (loss) at March 31, 2004 will be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the year ended March 31, 2004 as a result of anticipated transactions that are no longer probable of occurring.

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

Notional principal amounts of derivative financial instruments outstanding at March 31, 2004 and 2003 are as follows.

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Forwards and options:
Sale of foreign currencies	¥41,550	¥31,262	$399,519
Purchase of foreign currencies	30,238	37,770	290,750
Option contracts (purchased)	1,061	3,772	10,202
Option contracts (sold)	—	361	—
Interest swap, currency swap and interest rate cap agreement	228,685	245,973	2,198,894

20. The Fair Value of Financial Instruments

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

The fair values of installment receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts (Note 4).

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

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, as of March 31, 2003 and 2002, are summarized as follows:

	Millions of yen				Thousands of U.S. dollars
	2004		2003		2004
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities	¥59,253	¥59,253	¥30,762	¥30,762	$569,740	$569,740
Long-term debt, including current portion	363,011	360,122	413,016	407,952	3,490,490	3,462,712
Derivatives:
Foreign exchange contracts
Assets	1,258	1,258	297	297	12,096	12,096
Liabilities	819	819	1,917	1,917	7,875	7,875
Interest rate swap, cross currency swap and cap agreements
Assets	7,755	7,755	536	536	74,567	74,567
Liabilities	1,003	1,003	4,242	4,242	9,644	9,644

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

21. Business Segment Informations

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

The companies operate on a worldwide basis with three operating segments: 1) Construction and mining equipment, 2) Industrial Machinery, Vehicles and Others, 3) Electronics.

The Company has changed the name of “Others” to “Industrial Machinery, Vehicles and Others” segment for all periods.

The following tables present certain information regarding the companies’ operating segments and geographic information at March 31, 2004, 2003 and 2002, and for the years then ended:

Operating segments:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Net sales:
Construction and mining equipment—
Customers	¥863,244	¥767,840	¥731,340	$8,300,423
Intersegment	9,743	6,620	7,018	93,683

Total	872,987	774,460	738,358	8,394,106
Industrial Machinery, Vehicles and Others—
Customers	241,991	236,782	227,782	2,326,836
Intersegment	45,240	37,754	37,191	435,000

Total	287,231	274,536	264,973	2,761,836
Electronics—
Customers	91,183	85,182	76,769	876,760
Intersegment	142	159	236	1,365

Total	91,325	85,341	77,005	878,125
Elimination	(55,125)	(44,533)	(44,445)	(530,048)

Consolidated	¥1,196,418	¥1,089,804	¥1,035,891	$11,504,019

Segment profit (loss):
Construction and mining equipment	¥53,908	¥28,990	¥881	$518,346
Industrial Machinery, Vehicles and Others	11,251	8,841	4,976	108,183
Electronics	4,556	(849)	(14,925)	43,808

Total	69,715	36,982	(9,068)	670,337
Corporate expenses and elimination	(3,789)	(3,804)	(4,153)	(36,433)

Consolidated operating income (loss)	65,926	33,178	(13,221)	633,904
Interest and other income	11,945	13,436	34,278	114,856
Interest expense	14,915	14,693	16,842	143,413
Other expenses	35,920	19,016	110,939	345,385

Consolidated income (loss) before income taxes	¥27,036	¥12,905	¥(106,724)	$259,962

Identifiable assets:
Construction and mining equipment	¥897,163	¥853,644	¥879,732	$8,626,567
Industrial Machinery, Vehicles and Others	215,668	219,687	231,287	2,073,731
Electronics	136,954	165,090	181,746	1,316,865
Corporate assets and elimination	98,860	67,933	47,517	950,577

Consolidated	¥1,348,645	¥1,306,354	¥1,340,282	$12,967,740

Depreciation and amortization:
Construction and mining equipment	¥44,469	¥46,137	¥36,442	$427,587
Industrial Machinery, Vehicles and Others	9,205	7,719	6,217	88,510
Electronics	14,089	14,966	17,235	135,470

Consolidated	¥67,763	¥68,822	¥59,894	$651,567

Capital expenditures:
Construction and mining equipment	¥56,345	¥50,125	¥46,354	$541,779
Industrial Machinery, Vehicles and Others	8,649	9,874	9,187	83,163
Electronics	13,055	10,474	18,927	125,529

Consolidated	¥78,049	¥70,473	¥74,468	$750,471

Transfers between segments are made at estimated arm’s-length prices. Segment profit (loss) represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes.

Other expenses include impairment loss on long-lived assets in the electronics segment of ¥17,534 million ($168,596 thousand) and ¥52,242 million for the years ended March 31, 2004 and 2002, respectively.

Geographic information:

Net sales recognized by sales destination for the years ended March 31, 2004, 2003 and 2002 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Japan	¥483,749	¥458,000	¥478,187	$4,651,433
Americas	277,302	251,371	262,341	2,666,365
Europe	151,619	145,455	128,029	1,457,875
China	87,127	52,465	27,555	837,760
Asia (excluding Japan, China) and Oceania	135,542	123,712	98,808	1,303,288
Middle East and Africa	61,079	58,801	40,971	587,298

Consolidated net sales	¥1,196,418	¥1,089,804	¥1,035,891	$11,504,019

Net sales recognized by geographic origin and long-lived assets at March 31, 2004, 2003 and 2002, and for the years then ended are as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Net sales:
Japan	¥600,891	¥558,798	¥564,537	$5,777,798
U.S.A.	276,571	257,027	266,701	2,659,337
Europe	130,528	132,165	108,191	1,255,077
Other	188,428	141,814	96,462	1,811,807

Total	¥1,196,418	¥1,089,804	¥1,035,891	$11,504,019

Long-lived assets:
Japan	¥318,841	¥307,187	¥309,315	$3,065,779
U.S.A.	72,236	103,504	115,812	694,577
Europe	21,024	12,857	13,913	202,154
Other	33,378	31,560	31,701	320,942

Total	¥445,479	¥455,108	¥470,741	$4,283,452

No individual country within Europe or other areas had a material impact on net sales or long-lived assets. There were no sales to a single major external customer for the years ended March 31, 2004, 2003 and 2002.

The above long-lived assets consist primarily of land, buildings and equipment.

The following information shows net sales and segment profit (loss) recognized by geographic origin for the years ended March 31, 2004, 2003 and 2002. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Net sales:
Japan—
Customers	¥600,891	¥558,798	¥564,537	$5,777,798
Intersegment	193,245	161,037	125,525	1,858,125

Total	794,136	719,835	690,062	7,635,923

Americas—
Customers	276,725	257,351	267,111	2,660,817
Intersegment	15,057	10,661	17,070	144,779

Total	291,782	268,012	284,181	2,805,596

Europe—
Customers	130,528	132,165	108,191	1,255,077
Intersegment	13,531	10,240	9,682	130,106

Total	144,059	142,405	117,873	1,385,183

Others—
Customers	188,274	141,490	96,052	1,810,327
Intersegment	8,644	8,124	6,869	83,115

Total	196,918	149,614	102,921	1,893,442
Elimination	(230,477)	(190,062)	(159,146)	(2,216,125)

Consolidated	¥1,196,418	¥1,089,804	¥1,035,891	$11,504,019

Segment profit (loss):
Japan	¥41,175	¥25,748	¥130	$395,913
Americas	7,492	(1,913)	(10,562)	72,038
Europe	5,175	2,793	3,077	49,760
Others	14,667	8,971	(354)	141,030
Corporate and elimination	(2,583)	(2,421)	(5,512)	(24,837)

Consolidated	¥65,926	¥33,178	¥(13,221)	$633,904

Identifiable assets:
Japan	¥996,641	¥930,650	¥948,294	$9,583,087
Americas	300,400	314,605	354,438	2,888,462
Europe	99,100	89,744	82,102	952,885
Others	134,906	122,253	106,626	1,297,172
Corporate assets and elimination	(182,402)	(150,898)	(151,178)	(1,753,866)

Consolidated	¥1,348,645	¥1,306,354	¥1,340,282	$12,967,740

Overseas sales:
Americas	¥277,302	¥251,371	¥262,341	$2,666,365
Europe	151,619	145,455	128,029	1,457,875
Others	283,748	234,978	167,334	2,728,346

Total	¥712,669	¥631,804	¥557,704	$6,852,586

Transfers between segments are made at estimated arm’s-length prices. Segment profit (loss) represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and investment securities maintained for general corporate purposes.

22. Supplementary Information to Statements of Income

The following information shows research and development expenses, advertising costs, and exchange losses for the years ended March 31, 2004, 2003 and 2002. Research and development expenses, and advertising costs are charged to expense as incurred.

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Research and development expenses	¥42,602	¥39,027	¥44,083	$409,635
Advertising costs	3,412	3,446	5,119	32,808
Exchange losses	¥3,368	¥1,507	¥1,109	$32,385

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Komatsu Ltd.:

We have audited the accompanying consolidated balance sheets of Komatsu Ltd. and subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2004, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company and subsidiaries adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective as of April 1, 2002 and the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging-Activities,” effective April 1, 2001.

The accompanying consolidated financial statements as of and for the year ended March 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

Tokyo, Japan

June 4, 2004

KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

SUPPLEMENTAL NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TO CONFORM WITH REGULATION S-X

A.	DEFERRED INCOME TAXES AND OTHER CURRENT ASSETS

At March 31, 2004 and 2003 deferred income taxes and other current assets were comprised of the following:

	Millions of Yen		Thousands of U.S. dollars
	2004	2003	2004
Prepaid expenses	¥4,389	¥5,598	$42,202
Short-term loans receivable:
Affiliated companies	9,453	15,610	90,894
Other	9,775	9,450	93,991

Total	¥19,228	¥25,060	$184,885

Deferred income taxes	37,361	28,952	359,240

Other	37,883	36,209	364,260

Total	¥98,861	¥95,819	$950,587

B.	DEFERRED INCOME TAXES AND OTHER CURRENT LIABILITIES

At March 31, 2004 and 2003 deferred income taxes and other current liabilities comprised of the following:

	Millions of Yen		Thousands of U.S. dollars
	2004	2003	2004
Accrued expenses	¥112,308	¥100,166	$1,079,885
Derivative financial instruments	1,120	2,652	10,769
Customers’ advances and employees’ deposits	21,279	15,777	204,605
Deferred income taxes	332	377	3,192

Total	¥135,039	¥118,972	$1,298,451

C.	INTEREST AND OTHER INCOME

Interest and other income for the years ended March 31, 2004, 2003 and 2002 were comprised of the following:

	Millions of Yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Interest and other income:
Interest-
Installment receivables	¥1,697	¥2,487	¥5,960	$16,317
Other	6,654	5,638	3,613	63,981
Dividends	398	816	1,324	3,827
Net gains on sales of marketable securities and investments	211	—	—	2,029
Gains on sales of property	2,198	2,769	16,454	21,135
Insurance commission	497	516	547	4,779
Gain on electric contract settlement	—	—	5665	—
Miscellaneous	290	1,210	715	2,788

Total	¥11,945	¥13,436	¥34,278	$114,856

D.	OTHER EXPENSE

Other expense for the years ended March 31, 2004, 2003 and 2002 were comprised of the following:

	Millions of Yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Other expense:
Loss on marketable securities	—	¥6,454	¥8,696	—
Loss on disposal or sale of fixed assets	¥7,611	3,333	7,202	$73,183
Exchange gain or loss, net	3,368	1,507	1,109	32,384
Other	5,890	7,722	11,559	56,635

Total	¥16,869	¥19,016	¥28,566	$162,202

SCHEDULE II

KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

	Millions of Yen						Thousands of U.S. dollars
Column A	Column B	Column C		Column D		Column E	Column E
		Additions
Description	Balance at beginning of fiscal period	Charged to costs and expenses	Charged to other accounts	Deductions		Balance at end of fiscal period	Balance at end of fiscal period
Valuation and qualifying accounts deducted from assets to which they apply:

Allowance for doubtful receivables
Year ended March 31, 2004	¥9,063	¥11,597	—	¥5,438	(a)	¥15,222	$146,365

Year ended March 31, 2003	¥15,221	¥2,139	—	¥8,297	(a)	¥9,063

Year ended March 31, 2002 (c)	¥10,061	¥8,126	—	¥2,966	(a)	¥15,221

Valuation allowance of deferred tax assets
Year ended March 31, 2004	¥47,194	¥8,298	(3,474)	¥1,745	(b)	¥50,273	$483,394

Year ended March 31, 2003	¥47,847	¥3,004	(3,112)	¥545	(b)	¥47,194

Year ended March 31, 2002 (c)	¥19,910	¥37,547	—	¥9,610	(b)	¥47,847

(a)	Principally uncollectible accounts and notes charged to the allowance
(b)	Realization or expiration of net operating loss carryforwards
(c)	At the beginning of fiscal 2002, the Company changed the consolidated closing date for certain overseas subsidiaries from December 31 to March 31. As a result, balance at April 1, 2001 does not tie into balance at March 31.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Komatsu Ltd.:

Under date of June 4, 2004, we reported on the consolidated balance sheets of Komatsu Ltd. and subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2004, expressed in Japanese yen, as contained in the 2004 annual report to shareholders. These consolidated financial statements and our report thereon are incorporated by reference in the annual report on Form 20-F for the year ended March 31, 2004. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated supplementary notes and financial statement schedule as listed in the accompanying index. These supplementary notes and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these supplementary notes and financial statement schedule based on our audits.

In our opinion, such supplementary notes and financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG AZSA&Co.

Tokyo, Japan

June 4, 2004

B-1

EXHIBIT INDEX

Exhibit number	Title	Subsequently Numbered Page
Exhibit (1.1)	Articles of Incorporation of Komatsu Ltd., as amended (Translation)	1

Exhibit (1.2)	Regulations of The Board of Directors (Translation)	9

Exhibit (2)	Share Handling Regulation, as amended (Translation)	11

Exhibit (11)	Code of Ethics (Translation)	21

Exhibit (12) a.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company	25

Exhibit (12) b.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company	26

Exhibit (13) a.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company	27

Exhibit (13) b.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company	28