Form 20-F/A
period 2004-03-31
KOMATSU LTD
filed 2004-10-05
CIK 56594

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F/A

Amendment No.1

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

EXPLANATORY NOTE

On September 3, 2004, Komatsu Ltd. (the “Company”) filed an annual report on Form 20-F with the United States Securities and Exchange Commission (the “SEC”). The Company is filing this Form 20-F/A in order to correct certain typographical errors that were included in such Form 20-F filing as noted below:

Item 4B. (Business Overview)

“(3) Electronics”, the paragraph describing consolidated net sales from the Electronics business segment (page 18) –

•	Overseas sales of the Electronics business for the Year Ended March 31, 2004 is amended from “¥42,172 billion” to “¥42,172 million”.

Item 5A. (Operating Results)

“Comparison of Fiscal 2004 with Fiscal 2003”, table setting forth selected consolidated financial operating data and the change between the Year Ended March 31, 2004 and 2003 (page 34) –

•	Line item “Selling, general and administrative”: The U.S. dollar figure for 2004 is amended from “239,674” to “2,396,740”.

•	Line item “Income (loss) before cumulative effect of accounting change”: The U.S. dollar figure for 2004 is amended from “25,926” to “259,260”.

•	Line item “Net income (loss)”: The U.S. dollar figure for 2004 is amended from “25,926” to “259,260”.

“Comparison of Fiscal 2004 with Fiscal 2003”, subheading “Segment Profit.” (page 36) –

•	The Japanese Yen figure for the Year Ended March 31, 2004 is amended from “¥36,982 million” to “¥33,178 million”.

•	The U.S. dollar figure for segment profit for the Year Ended March 31, 2004 is amended from “U.S.$670 million” to “U.S. $634 million”.

“Comparison of Fiscal 2003 with Fiscal 2002”, table setting forth selected consolidated financial and operating data and the change between the Year Ended March 31, 2003 and 2002 (page 47) –

•	Line item “Selling, general and administrative”: The U.S. dollar figure for 2003 is amended from “2,402,958” to “2,042,958”.

“Comparison of Fiscal 2003 with Fiscal 2002”, subheading “Performance of Operating Segments”, table included therein (page 52) –

•	Line item “Net Sales: Construction and mining equipment, Total”: The U.S. dollar figure for 2003 is amended from “656,322” to “6,563,220”.

•	Line item “Depreciation and amortization: Electronics”: The U.S. dollar figure for 2003 is amended from “12,683” to “126,830”.

Item 9A. (Offer and Listing Details)

Table setting forth the reported high and low sales prices of the Company’s stock on TSE and the reported high and low sales prices of ADSs (page 86) –

•	Line item “The fiscal year ended March 31, 2004, 3rd quarter”: The TSE Low figure is amended from “595” to “546”.

In addition to including the above noted Items 4, 5 and 9, which are being amended and restated in their entirety hereby, this Amendment No. 1 to the Company’s annual report on Form 20-F contains all of the other remaining Items originally contained in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2004 in the form filed with the SEC on September 3, 2004. These remaining Items are not amended hereby, but are restated for the convenience of the reader.

The Company is not refiling as part of this Amendment No. 1 to the Company’s annual report on Form 20-F but is incorporating by reference herein the exhibits previously filed with the SEC on September 3, 2004, other than Exhibits (12)a., (12)b., (13)a. and (13)b. relating to the certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Exhibits (12)a., (12)b., (13)a. and (13)b. are being filed as part of this Amendment No. 1 to the annual report on Form 20-F.

Except for Exhibits (12)a., (12)b., (13)a. and (13)b., this report continues to speak as of the date of the original filing, and the disclosures included in this report has not been updated to speak as of a later date.

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

Yen Exchange Rates per U.S. dollar:

	Average	High	Low	(Yen) Period-End
Year ended March 31
2000	110.02	101.53	124.45	102.73
2001	111.65	104.19	125.54	125.54
2002	125.63	115.89	134.77	132.70
2003	121.10	115.71	133.40	118.07
2004	112.75	104.18	120.55	104.18

		High	Low	Period End
2004
January		105.52	107.17	105.84
February		105.36	109.59	109.26
March		104.18	112.12	104.18
April		103.70	110.37	110.37
May		108.50	114.30	110.18
June		107.10	111.27	109.43

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

Goals of the “Move The World. KOMATSU 5-800” Plan (Consolidated)

Fiscal Year 2006
Net sales	¥1,250 billon
Segment Profit	¥80 billion
R O A	5.0%
Net Debt-to Equity Ratio	Below one

Notes:

1)	Segment Profit stated above is the sum of segment profit. In conformity with Japanese accounting principles, segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.
2)	ROA = Pre-tax income / ((Total assets at the beginning of the year + Total assets at the end of the year) / 2)
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

Consolidated net sales from the electronics business for the year increased 7.0% over the previous year, to ¥91,183 million (U.S.$877 million), consisting of Japanese sales of ¥49,011 million (U.S.$471 million), up 9.5%, and overseas sales of ¥42,172 million (U.S.$406 million), up 4.3% over the previous year. Supported by improved business results from Formosa Komatsu Silicon Corporation, a Taiwanese subsidiary of Komatsu Electronic Metals Co., Ltd., segment profit amounted to ¥4,556 million (U.S.$44 million), regaining a profit from a loss of ¥849 million for the previous fiscal year.

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

The name and location of Komatsu’s principal plants, their approximate aggregate floor space, and the principal products manufactured therein as of March 31, 2004 are as follows:

Name and Location	Floor Space		Principal products
	Thousand sq. meter	Thousand sq. ft
In Japan:
Awazu Plant	227	2,443	Small and medium-sized bulldozers,
Komatsu, Ishikawa			Small hydraulic excavators,
			Mini excavators,
			Small and medium-sized wheel loaders

Komatsu Plant	44	474	Large presses, Small and medium-sized presses,
Komatsu, Ishikawa			press brakes, shears

Osaka Plant	157	1,690	Large bulldozers,
Hirakata, Osaka			Medium and large-sized hydraulic excavators,
			Recycling equipments

Mooka Plant	66	710	Large wheel loaders,
Mooka, Tochigi			Dump trucks,
			Road-building machines

Oyama Plant	193	2,077	Diesel engines,
Oyama, Tochigi			Hydraulic equipment

Komatsu Zenoah Co.	55	592	Mini-excavators,
Kawagoe, Saitama	38	409	Skid steer loaders,
Koriyama, Fukushima	17	183	Outdoor power equipment,
			Compact 2-stroke engines,
			Hydraulic equipment

Komatsu Cummins Engine Co., Ltd.			Small diesel engines
Oyama, Tochigi	*	*

Komatsu Castex Ltd.			Steel castings,
Himi, Toyama	59	635	Iron castings,
Oyama, Tochigi	*	*	Pattern for casting

Komatsu Forklift Co., Ltd.			Forklift trucks,
Oyama, Tochigi	75	807	Automated conveyance systems, etc

Komatsu Electronic Metals Co., Ltd.	72	775	Silicon wafers for semiconductors
Omura, Nagasaki	45	484
Kiyotake, Miyazaki	27	291

Komatsu Electronics, Inc.	1	11	Thermoelectric modules,
Hiratsuka, Kanagawa			Temperature control equipment

Overseas:
The Americas
Komatsu America Corp.	138	1,485	Medium-sized hydraulic excavators,
Tennessee, USA	28	301	Medium-sized wheel loaders,
Quebec, Canada,	14	151	Motor graders,
South Carolina, USA	18	194	Cranes,
Illinois, USA	78	840	Small and medium-sized wheel loaders,
			Backhoe loaders,
			Large wheel loaders,
			Large dump trucks

Hensley Industries, Inc.	18	194	Buckets, Teeth, Adapters
Texas, USA

Komatsu Forest, LLC	10	108	Forestry Equipment
Wisconsin, U.S.A

Komatsu Mexicana S.A. de C.V.	22	237	Attachments for construction equipment
Sahagún, Mexico

Komatsu do Brasil Ltda.	57	614	Medium-sized hydraulic excavators,
Suzano, São Paulo, Brazil			Small and medium-sized Bulldozers,
			Wheel loaders

Advanced Silicon Materials LLC	35	377	Silane gas,
Montana, USA			Polycrystalline silicon products

Europe
Komatsu UK Ltd.	60	646	Large and medium- sized hydraulic excavators
Birtley, UK

Komatsu Hanomag GmbH	77	829	Small and medium-sized wheel loaders,
Hannover, Germany			Mini wheel loaders,
			Compactors

Komatsu Forest AB	12	129	Forestry Equipment
Umea, Sweden

Cranab AB	11	118	Attachments for forestry equipment
Vindeln, Sweden

Komatsu Mining Germany GmbH	23	248	Super-large hydraulic excavators
Düsseldorf, Germany

Komatsu Utility Europe S.p.A.	34	366	Mini excavators,
Este, Italy			Backhoe loaders,
			Skid steer loaders
Asia(excluding Japan) and Oceania
P.T. Komatsu Indonesia Tbk	46	495	Medium-sized hydraulic excavators,
Jakarta, Indonesia			Small and medium-sized bulldozers,
			Small and medium-sized wheel loaders,
			Motor graders,
			Dump trucks

Komatsu (Changzhou) Construction	14	151	Wheel loaders,
Machinery Corporation			Medium- sized hydraulic excavators
Jiangsu, China

Komatsu (Changzhou) Foundry Corporation	26	280	Iron castings and parts for construction equipment
Jiangsu, China			and industrial vehicles, Foundry molds

Komatsu Shantui Construction Machinery Co., Ltd.	34	366	Small and medium-sized hydraulic excavators

Bangkok Komatsu Co. Ltd.	14	151	Medium-sized hydraulic excavators
Chonburi, Thailand

Formosa Komatsu Silicon Corporation	12	129	Silicon wafers for semiconductors
Mailiao, Yunlin, Taiwan

*	Komatsu Cummins Engine Co., Ltd and Komatsu Castex Ltd. (Oyama Manufacturing Plant) are located at Oyama Plant of Komatsu Ltd.

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

Comparison of Fiscal 2004 with Fiscal 2003

The following table sets forth selected consolidated financial and operating data, including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial line item between the indicated fiscal years:

	Millions of Yen				% change	Thousands of U.S. dollars
	Year Ended March 31
	2004		2003		2004 vs. 2003	2004
Revenues
Net sales	¥1,196,418	100.0%	¥1,089,804	100.0%	9.8%	$11,504,019
Interest and other income	11,945	1.0%	13,436	1.2%	-11.1%	114,856

Total	1,208,363	101.0%	1,103,240	101.2%	9.5%	11,618,875

Cost of sales	881,231	73.7%	815,557	74.8%	8.1%	8,473,375
Selling, general and administrative	249,261	20.8%	241,069	22.1%	3.4%	2,396,740

Segment profit	65,926	5.5%	33,178	3.0%	98.7%	633,904

Interest	14,915		14,693			143,413
Impairment loss on long-lived assets	19,051		—			183,183
Special termination benefit	—		—			—
Other	16,869		19,016			162,202

Income (loss) before income taxes, minority interests and equity in earnings	27,036	2.3%	12,905	1.2%		259,962
Income taxes	(3,519)	-0.3%	5,968	0.5%		(33,836)

Income (loss) before minority interests and equity in earnings	30,555		6,937			293,798
Minority interests in (income) loss of consolidated subsidiaries	(3,839)		(2,877)			(36,913)
Equity in earnings (losses) of affiliated companies	247		(786)			2,375
Income (loss) before cumulative effect of accounting change	26,963		3,274			259,260
Cumulative effect of accounting change	—		(265)			—

Net income (loss)	¥26,963	2.3%	¥3,009	0.3%	796.1%	$259,260

Return on Assets (ROA)	2.0%		1.0%
Net debt to equity ratio	0.91		1.13

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

Segment Profit.

Segment profit for the year ended March 31, 2004 increased by 98.7% from ¥33,178 million to ¥65,926 million (U.S.$634 million) as compared to the fiscal year ended March 31, 2003. This increase was primarily due to the increase in segment profit of Construction and Mining Equipment business by 86.0% (or ¥24,918 million) as a result of the increase of sales volume and the decrease in the fixed costs by approximately ¥5,700 million.

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

Comparison of Fiscal 2003 with Fiscal 2002

The following table sets forth selected consolidated financial and operating data, including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial and operating data between the indicated fiscal years:

	Millions of Yen				% change	Thousands of U.S. dollars
	Year Ended March 31
	2003		2002		2003 vs. 2002	2003
Revenues
Net sales	¥1,089,804	100.0%	¥1,035,891	100.0%	5.2%	$9,235,627
Interest and other income	13,436	1.2%	34,278	3.3%	-60.8%	113,864

Total	1,103,240	101.2%	1,070,169	103.3%	3.1%	9,349,491

Cost of sales	815,557	74.8%	792,748	76.5%	2.9%	6,911,500
Selling, general and administrative	241,069	22.1%	256,364	24.7%	-6.0%	2,042,958

Segment profit	33,178	3.0%	(13,221)	—	—	281,169

Interest	14,693		16,842			124,517
Impairment loss on long-lived assets	—		52,242			—
Special termination benefit	—		30,131			—
Other	19,016		28,566			161,152

Income (loss) before income taxes, minority interests and equity in earnings	12,905	1.2%	(106,724)	-10.3%	—	109,364
Income taxes	5,968	0.5%	(21,930)	-2.1%	—	50,576

Income (loss) before minority interests and equity in earnings	6,937		(84,794)			58,788

Minority interests in (income) loss of consolidated subsidiaries	(2,877)		3,775			(24,381)

Equity in earnings (losses) of affiliated companies	(786)		398			(6,661)

Income (loss) before cumulative effect of accounting change	3,274		(80,621)			27,746

Cumulative effect of accounting change	(265)		—			(2,246)

Net income (loss)	¥3,009	0.3%	(80,621)	-7.8%	—	$25,500

Return on Assets (ROA)	1.0%		-7.8%
Net debt to equity ratio	1.13		1.09

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

Performance by Operating Segments

	Millions of Yen		% Change	Thousands of U.S. dollars
	2003	2002	2003 vs. 2002	2003
Net sales:
Construction and mining equipment
Customers	767,840	731,340	5.0%	$6,507,119
Intersegment	6,620	7,018	-5.7%	56,101
Total	774,460	738,358	4.9%	6,563,220

Industrial Machinery, Vehicles and Others
Customers	236,782	227,782	4.0%	2,006,627
Intersegment	37,754	37,191	1.5%	319,949
Total	274,536	264,973	3.6%	2,326,576

Electronics
Customers	85,182	76,769	11.0%	721,881
Intersegment	159	236	-32.6%	1,348
Total	85,341	77,005	10.8%	723,229

Elimination	(44,533)	(44,445)	—	(377,398)

Consolidated	1,089,804	1,035,891	5.2%	$9,235,627

Segment profit (loss):
Construction and mining equipment	¥28,990	¥881	3190.6%	$245,678
Industrial Machinery, Vehicles and Others	8,841	4,976	77.7%	74,924
Electronics	(849)	(14,925)	—	(7,195)

Total	36,982	(9,068)	—	313,407
Corporate expenses and elimination	(3,804)	(4,153)	—	(32,238)

Consolidated segment profit (loss)	33,178	(13,221)	—	281,169
Interest and other income	13,436	34,278	-60.8%	113,864
Interest expense	14,693	16,842	-12.8%	124,517
Other expenses	19,016	110,939	-82.9%	161,152

Consolidated income (loss) before income taxes	12,905	(106,724)	—	$109,364

Identifiable assets:
Construction and mining equipment	¥853,644	¥879,732	-3.0%	$7,234,271
Industrial Machinery, Vehicles and Others	219,687	231,287	-5.0%	1,861,754
Electronics	165,090	181,746	-9.2%	1,399,068
Corporate assets and elimination	67,933	47,517	—	575,704

Consolidated	¥1,306,354	¥1,340,282	-2.5%	$11,070,797

Depreciation and amortization:
Construction and mining equipment	¥46,137	¥36,442	26.6%	$390,992
Industrial Machinery, Vehicles and Others	7,719	6,217	24.2%	65,415
Electronics	14,966	17,235	-13.2%	126,830

Consolidated	¥68,822	¥59,894	14.9%	$583,237

Capital expenditures:
Construction and mining equipment	¥50,125	¥46,354	8.1%	$424,788
Industrial Machinery, Vehicles and Others	9,874	9,187	7.5%	83,678
Electronics	10,474	18,927	-44.7%	88,763

Consolidated	¥70,473	¥74,468	-5.4%	$597,229

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

The principal products that were improved due to these R&D activities during the fiscal year ended March 31, 2004 are listed below:

1. Komatsu Ltd. (the parent company):

Hydraulic excavators:	PC130-7, PC400-7, PC450-7, PC600-7, PC650-7, PC750-7, PC800-7, PC128UU-2, PC128-6, PC138-6

Bulldozers:	D20-8, D21-8, D31-21, D37-21, D39-21, D65PX-15, D155AX-5, D375-5, D475-5

Wheel loaders:	WA120-5, WA150-5, WA200-5, WA250-5, WA320-5, WA80-3, WA100M-3

Dump trucks:	HD255-5

Motor grader:	GD555-3, GD655-3, GD675-3

Mobile debris crushers:	BR380-JG-1, BR100JG-1

Engines:	Engines conforming to the Tier II emission control regulations; Marine engines conforming to IMO emission regulation of nitrogen oxides

2. Komatsu Zenoah Co.:

Mini and medium-sized	PC78MR-6, PC27MR-2, PC30MR-2, PC35MR-2, PC40MR-2, PC50MR-2, PC58UU
hydraulic excavators:	PC78US

Mini wheel loaders:	WA30, WA40, WA50

3. Komatsu UK Ltd.:

Hydraulic excavators:	PW160-7

4. Komatsu Hanomag GmbH:

Wheel loaders:	WA90-3, WA95-3, WA320-5

5. Komatsu Utility Europe S.p.A.:

Backhoe loaders:	WB91-2, WB93-2, WB97-2, WB70A, WB98A

Mini and medium-sized	PC27R-8, PC35R-8, PC45R-8, PC75R, PW75R, PC95R, PW95R, PC110R, PW110R
hydraulic excavators:

Skid steer loaders:	SK714, SK815

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

Principal Business Activities outside the Company:
Representative Director and Chairman of the Board, NEC Corporation (since Mar.1999)

Statutory Auditors

Makoto Nakamura
Date of Birth:		May 31, 1946
Statutory Auditor Since:		Jun.2004
Current Position (s):		Standing Auditor

Prior Positions:
	Apr.2002	General Manager, e-KOMATSU Division
	Jun.2001	Executive Officer
General Manager, International Business Division
	Jul.1997	President, Komatsu America Corp.
	Apr.1971	Joined the Company

Principal Business Activities outside the Company:
None

Masafumi Kanemoto
Date of Birth:		May 11, 1947
Statutory Auditor Since:		Jun.2002
Current Position (s):		Standing Auditor

Prior Positions:
	Mar.1999	General Manager, Internal Audit Department of the Company
	Sep.1996	Director, Komatsu Asia & Pacific Pte. Ltd.
	Dec.1994	Senior Manager, Controlling Department, Accounting Division of the Company
	Apr.1970	Joined the Company

Principal Business Activities outside the Company:
None

Masahiro Yoshiike
Date of Birth:	March 23, 1940
Statutory Auditor Since:	Jun.1997
Current Position (s):	Auditor

Prior Positions:
Apr.2003	President and Representative Director, Taiyo Life Insurance Company (previously known as the Taiyo Mutual Life Insurance Co.)
Jun.1997	Statutory Auditor of the Company (current position)
Jul.1995	President and Representative Director of the Taiyo Mutual Life Insurance Co.
Apr.1991	Managing Director of the Taiyo Mutual Life Insurance Co.
Jul.1990	Director of the Taiyo Mutual Life Insurance Co.
Apr.1963	Joined the Taiyo Mutual Life Insurance Co.

Principal Business Activities outside the Company:
Representative Director and Chairman, T&D Holdings, Inc.(since Apr.2004)
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

	TSE (Japanese Yen)		ADS (U.S. dollars)
Period	High	Low	High	Low
The fiscal year ended March 31, 2000	820	444	27.490	16.700
The fiscal year ended March 31, 2001	803	465	30.125	16.500
The fiscal year ended March 31, 2002	705	355	22.900	11.250

The fiscal year ended March 31, 2003
1st quarter	493	393	15.000	13.000
2nd quarter	462	365	15.000	12.150
3rd quarter	437	351	13.900	11.250
4th quarter	461	383	15.150	12.700

The fiscal year ended March 31, 2004
1st quarter	481	408	15.700	13.700
2nd quarter	693	462	23.200	15.360
3rd quarter	682	546	25.350	20.200
4th quarter	715	593	26.050	22.900

2004 January	715	633	26.050	23.950
2004 February	665	593	24.700	22.900
2004 March	688	637	25.700	23.200
2004 April	697	626	25.900	22.550
2004 May	675	597	23.970	21.300
2004 June	666	583	24.440	21.800

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

	(Millions of yen, except average contractual rates)
Forwards to sell foreign currencies			U.S.$/Yen	EUR/Yen	U.S.$/EUR	Others	Total
Contract amounts			¥27,309	¥9,410	¥1,781	¥3,050	¥41,550
Average contractual rates			108.12Yen/U.S.$	129.18Yen/EUR	0.83EUR/U.S.$	—	—
Forwards to buy foreign currencies	GBP/EUR	Yen/Yuan	Yen/ZAR	Yen/A$	U.S.$/A$	Others	Total
Contract amounts	¥7,083	¥5,367	¥3,723	¥3,113	¥3,036	¥7,916	¥30,238
Average Contractual rates	0.68GBP/EUR	12.81Yen/Yuan	14.58Yen/ZAR	79.90Yen/A$	0.74US$/A$	—	—

	(Thousands of U.S. dollars)
Forwards to sell foreign currencies			U.S.$/Yen	EUR/Yen	U.S.$/EUR	Others	Total
Contract amounts			$262,587	$90,481	$17,125	$29,326	$399,519
Forwards to buy foreign currencies	GBP/EUR	Yen/Yuan	Yen/ZAR	Yen/A$	U.S.$/A$	Others	Total
Contract amounts	$68,106	$51,606	$35,798	$29,933	$29,192	$76,115	$290,750

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

Long-term debt excluding capital lease obligations (including due within one year)

							(Millions of yen)
	Average Interest rate	Total	Expected maturity date
			2005	2006	2007	2008	2009	Thereafter
U.S. dollar bonds	7.04%	¥7,504	¥—	¥7,504	¥—	¥—	¥—	¥—
Japanese yen bonds	1.58%	65,000	—	35,000	—	20,000	—	10,000
Euro medium-term notes	1.57%	60,779	19,468	14,781	19,814	6,716	—	—
Loans, principally from banks	1.53%	182,463	21,692	60,174	51,069	16,638	24,966	7,924
Total		¥315,746	¥41,160	¥117,459	¥70,883	¥43,354	¥24,966	¥17,924

Interest rate and cross-currency swaps

							(Millions of yen)
	Average interest rate			Expected maturity date
	Receive	Pay	Total	2005	2006	2007	2008	2009	Thereafter
Japanese yen interest rate swap	0.07%	1.13%	¥35,449	¥30,369	¥5,080	¥—	¥—	¥—	¥—
U.S. dollar interest rate swap	0.99%	2.33%	79,133	41,635	24,387	10,722	1,939	—	—
Yen/U.S.$ cross-currency swap	0.80%	2.32%	69,000	20,500	15,000	16,500	9,000	5,000	3,000
Yen/EUR cross-currency swap	0.34%	2.19%	13,500	8,000	2,000	3500	—	—	—
Others			2,564	1,454	552	558	—	—	—
Total			¥199,646	¥101,958	¥47,469	¥31,280	¥10,939	¥5,000	¥3,000

Long-term debt excluding capital lease obligations (including due within one year)

						(Thousands of U.S. dollars)
	Average Interest rate	Total	Expected maturity date
			2005	2006	2007	2008	2009	Thereafter
U.S. dollar bonds	7.04%	$72,154	—	$72,154	—	$—	$—	$—
Japanese yen bonds	1.58%	625,000	—	336,538	—	192,308	—	96,154
Euro medium-term notes	1.57%	584,413	187,192	142,125	190,519	64,577	—	—
Loans, principally from banks	1.53%	1,754,452	208,577	578,596	491,048	159,981	240,058	76,192
Total		$3,036,019	$395,769	$1,129,413	$681,567	$416,866	$240,058	$172,346

Interest rate and cross-currency swaps

							(Thousands of U.S. dollars)
	Average interest rate		Total	Expected maturity date
	Receive	Pay		2005	2006	2007	2008	2009	Thereafter
Japanese yen interest rate swap	0.07%	1.13%	$340,856	$292,010	$48,846	$—	$—	$—	$—
U.S. dollar interest rate swap	0.99%	2.33%	760,894	400,337	238,817	103,096	18,644	—	—
Yen/U.S.$ cross-currency swap	0.80%	2.32%	663,462	197,115	144,231	158,654	86,539	48,077	28,846
Yen/EUR cross-currency swap	0.34%	2.19%	129,808	76,923	19,231	33,654	—	—	—
Others			24,653	13,980	5,308	5,365	—	—	—
Total			$1,919,673	$980,365	$456,433	$300,769	$105,183	$48,077	$28,846

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

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements and Schedules attached hereto.

Item 19. Exhibits

Exhibit (1.1)	Articles of Incorporation of Komatsu Ltd., as amended (Translation) *

Exhibit (1.2)	Regulations of The Board of Directors (Translation) *

Exhibit (2)	Share Handling Regulation, as amended (Translation) *

Exhibit (11)	Code of Ethics for Senior Officers (Translation) *

Exhibit (12) a.	Certification pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002 of CEO of the Company

Exhibit (12) b.	Certification pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002 of CFO of the Company

Exhibit (13) a.	Certification pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002 of CEO of the Company

Exhibit (13) b.	Certification pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002 of CFO of the Company

*	Incorporated by reference to the corresponding exhibits to Komatsu Ltd’s annual report on Form 20-F for the year ended March 31, 2004 filed on September 3, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of its requirements for filing on Form 20-F, as amended by this Form 20-F/A, and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

KOMATSU LTD.
(Registrant)

Date: October 4, 2004	By:	/s/ Kenji Kinoshita
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

Tokyo, Japan

June 4, 2004

KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

SUPPLEMENTAL NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TO CONFORM WITH REGULATION S-X

A.	DEFERRED INCOME TAXES AND OTHER CURRENT ASSETS

At March 31, 2004 and 2003 deferred income taxes and other current assets were comprised of the following:

	Millions of Yen		Thousands of U.S. dollars
	2004	2003	2004
Prepaid expenses	¥4,389	¥5,598	$42,202
Short-term loans receivable:
Affiliated companies	9,453	15,610	90,894
Other	9,775	9,450	93,991

Total	¥19,228	¥25,060	$184,885

Deferred income taxes	37,361	28,952	359,240

Other	37,883	36,209	364,260

Total	¥98,861	¥95,819	$950,587

B.	DEFERRED INCOME TAXES AND OTHER CURRENT LIABILITIES

At March 31, 2004 and 2003 deferred income taxes and other current liabilities comprised of the following:

	Millions of Yen		Thousands of U.S. dollars
	2004	2003	2004
Accrued expenses	¥112,308	¥100,166	$1,079,885
Derivative financial instruments	1,120	2,652	10,769
Customers’ advances and employees’ deposits	21,279	15,777	204,605
Deferred income taxes	332	377	3,192

Total	¥135,039	¥118,972	$1,298,451

C.	INTEREST AND OTHER INCOME

Interest and other income for the years ended March 31, 2004, 2003 and 2002 were comprised of the following:

	Millions of Yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Interest and other income:
Interest-
Installment receivables	¥1,697	¥2,487	¥5,960	$16,317
Other	6,654	5,638	3,613	63,981
Dividends	398	816	1,324	3,827
Net gains on sales of marketable securities and investments	211	—	—	2,029
Gains on sales of property	2,198	2,769	16,454	21,135
Insurance commission	497	516	547	4,779
Gain on electric contract settlement	—	—	5,665	—
Miscellaneous	290	1,210	715	2,788

Total	¥11,945	¥13,436	¥34,278	$114,856

D.	OTHER EXPENSE

Other expense for the years ended March 31, 2004, 2003 and 2002 were comprised of the following:

	Millions of Yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Other expense:
Loss on marketable securities	—	¥6,454	¥8,696	—
Loss on disposal or sale of fixed assets	¥7,611	3,333	7,202	$73,183
Exchange gain or loss, net	3,368	1,507	1,109	32,384
Other	5,890	7,722	11,559	56,635

Total	¥16,869	¥19,016	¥28,566	$162,202

SCHEDULE II

KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

	Millions of Yen						Thousands of U.S. dollars
Column A	Column B	Column C		Column D		Column E	Column E
		Additions
Description	Balance at beginning of fiscal period	Charged to costs and expenses	Charged to other accounts	Deductions		Balance at end of fiscal period	Balance at end of fiscal period
Valuation and qualifying accounts deducted from assets to which they apply:

Allowance for doubtful receivables
Year ended March 31, 2004	¥9,063	¥11,597	—	¥5,438	(a)	¥15,222	$146,365

Year ended March 31, 2003	¥15,221	¥2,139	—	¥8,297	(a)	¥9,063

Year ended March 31, 2002 (c)	¥10,061	¥8,126	—	¥2,966	(a)	¥15,221

Valuation allowance of deferred tax assets
Year ended March 31, 2004	¥47,194	¥8,298	(3,474)	¥1,745	(b)	¥50,273	$483,394

Year ended March 31, 2003	¥47,847	¥3,004	(3,112)	¥545	(b)	¥47,194

Year ended March 31, 2002 (c)	¥19,910	¥37,547	—	¥9,610	(b)	¥47,847

(a)	Principally uncollectible accounts and notes charged to the allowance
(b)	Realization or expiration of net operating loss carryforwards
(c)	At the beginning of fiscal 2002, the Company changed the consolidated closing date for certain overseas subsidiaries from December 31 to March 31. As a result, balance at April 1, 2001 does not tie into balance at March 31.

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

/s/ KPMG AZSA&Co.

Tokyo, Japan

June 4, 2004

B-1

EXHIBIT INDEX
Exhibit number	Title	Subsequently Numbered Page
Exhibit (1.1)	Articles of Incorporation of Komatsu Ltd., as amended (Translation) *	1

Exhibit (1.2)	Regulations of The Board of Directors (Translation) *	9

Exhibit (2)	Share Handling Regulation, as amended (Translation) *	11

Exhibit (11)	Code of Ethics (Translation) *	21

Exhibit (12) a.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company	25

Exhibit (12) b.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company	26

Exhibit (13) a.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company	27

Exhibit (13) b.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company	28

*	Incorporated by reference to the corresponding exhibits to Komatsu Ltd’s annual report on Form 20-F for the year ended March 31, 2004 filed on September 3, 2004.