Form 20-F/A
period 2004-03-31
KOMATSU LTD
filed 2004-12-27
CIK 56594

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F/A

Amendment No.2

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

EXPLANATORY NOTE

On September 3, 2004, Komatsu Ltd. (the “Company”) filed an annual report on Form 20-F for the fiscal year ended March 31, 2004 (the “2004 20-F”) with the United States Securities and Exchange Commission (the “SEC”). On October 5, 2004, the Company filed Amendment No. 1 to the 2004 20-F to correct certain typographical errors that were included in such Form 20-F. The Company is filing this Amendment No. 2 to the 2004 20-F in order to correct certain information in Item 7 of such Form 20-F in response to corrections made by the Deutsche Bank Group in their substantial share holding report filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan (the “Kanto Local Finance Bureau”) on December 10, 2004.

In preparing the disclosure with respect to Deutsche Bank Group’s shareholdings in Item 7A (Major Shareholders) of the 2004 20-F as filed on September 3, 2004, the Company relied on the substantial share holding report filed by the Deutsche Bank Group with the Kanto Local Finance Bureau on April 15, 2004. On December 10, 2004, the Deutsche Bank Group filed a correction to such substantial share holding report with the Kanto Local Finance Bureau. Such correction filed by the Deutsche Bank Group included corrections to the following information that is set forth in Note 5 to the first table under Item 7A of the Company’s 2004 20-F: (i) the total number of companies in the Deutsche Bank Group, (ii) the aggregate number of the Company’s shares held by the Deutsche Bank Group and (iii) the aggregate percentage of the Company’s shares held by the Deutsche Bank Group. Accordingly, the Company wishes to correct the above noted information in Item 7A of the 2004 20-F. The amended items to Item 7 are noted below:

Item 7A. (Major Shareholders)

“Major Shareholders as of March 31, 2004”, Note 5 below the first table -

•	The number of institutions in the Deutsche Bank Group is amended from “14” to “15”.

•	The following words shall be inserted at the end of the first sentence: “, and filed a corrected report on December 10, 2004.

•	The aggregate number of the Company’s shares held by the Deutsche Bank Group is amended from “86,087,603” to “82,928,479”.

•	The aggregate percentage of the Company’s shares held by the Deutsche Bank Group is amended from “8.62%” to “8.30%”.

This Amendment No. 2 to the Company’s 2004 20-F contains the above noted Item 7, which is being amended and restated in its entirety hereby. No other Item of the Company’s 2004 20-F is being amended hereby and no other Item has been included in this Amendment No. 2 to the Company’s 2004 20-F.

Exhibits (12)a., (12)b., (13)a. and (13)b. are being refiled as part of this Amendment No. 2 to the annual report on Form 20-F.

Except for Exhibits (12)a., (12)b., (13)a. and (13)b., this report continues to speak as of the date of the original filing, and the disclosures included in this report have not been updated to speak as of a later date.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows the number of Company shares held by major holders of the Company shares and their percentage ownership as of March 31, 2004.

Major Shareholders as of March 31, 2004

Name of Major Shareholders	Number of Shares Held (in thousands)	Percentage (%)
Japan Trustee Services Co., Ltd. (held by trust units)	71,317	7.14
State Street Bank and Trust Company	64,879	6.49
Taiyo Life Insurance Company	56,864	5.69
The Master Trust Bank of Japan Ltd. (held by trust units)	50,563	5.06
Nippon Life Insurance Co.	35,004	3.50
Komatsu Ltd. Employees Stockholding Association	27,834	2.78
Morgan Grenfell & Co., Ltd. 600	19,805	1.98
Sumitomo Mitsui Banking Corp.	17,835	1.78
The Chase Manhattan Bank N.A. London	16,992	1.70
NATS CUMCO	15,486	1.55

Top 10 Shareholders Total	376,583	37.71

Notes:

1)	The Company holds 15,176 shares in Sumitomo Mitsui Financial Group, Inc., the holding company of Sumitomo Mitsui Banking Corporation (accounting for 0.3% of total voting rights).

2)	The shares held by Japan Trustee Services Bank, Ltd. (held by trust units) and The Master Trust Bank of Japan, Ltd. (held by trust units) are all related to trust business.

3)	NATS CUMCO is the share nominee of CITIBANK, N.A. (“CITIBANK”) which is a trustee of the Company’s American Depositary Receipts (“ADR”).

4)	Franklin Templeton Group, which consists of 8 investment institutions, filed as a group the Report of Change No. 5 of the substantial share holding report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan on July 15, 2003, in compliance with Article 27-26-2-3 of the Securities and Exchange Law of Japan. Their report showed that they held 36,643,240 shares, or 3.67% of the Company’s shares, as of June 30, 2003. The number and the percentage of the Company shares held by Franklin Templeton Investment Group are not contained in the foregoing table because the Company is unable to identify the owners of record of the shares reported to be held by them as of March 31, 2004.

5)	Deutsche Bank Group, which consists of 15 institutions including investment institutions, banks, trust banks and security firms, filed as a group a substantial share holding report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan on April 15, 2004, in compliance with Article 27-26-1 of the Securities and Exchange Law of Japan, and filed a corrected report on December 10, 2004. Their report showed that they held 82,928,479 shares, or 8.30% of the Company’s shares, as of March 31, 2004. The number and the percentage of the Company shares held by Deutsche Bank Group are not contained in the foregoing table because the Company is unable to identify the owners of record of the shares reported to be held by them as of March 31, 2004.

6)	On January 15, 2004, Brandes Investment Partners, L.L.C. filed the Report of Change No. 10 of the substantial share holding report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan in accordance with Article 27-26-2 of the Securities and Exchange Law of Japan. Their report showed that they held 45,648,694 shares, or 4.57% of the Company’s shares, as of December 31, 2003. The number and the percentage of the Company shares held by Brandes Investment Partners are not contained in the foregoing table because the Company is unable to identify the owners of record of the shares held by them as of March 31, 2004.

1

The major shareholders of the Company shares and their percentage ownership as of March 31, 2003 and 2002 are as follows.

Major Shareholders as of March 31, 2003

Name of Major Shareholders	Number of Shares Held (in thousands)	Percentage (%)
The Taiyo Mutual Life Insurance Company	56,864	5.69
Japan Trustee Services Co., Ltd. (held by trust units)	54,262	5.43
NATS CUMCO	50,578	5.06
The Master Trust Bank of Japan Ltd. (held by trust units)	45,654	4.57
Nippon Life Insurance Co.	35,004	3.50
Komatsu Ltd. Employees Stockholding Association	29,088	2.91
State Street Bank and Trust Company	24,724	2.47
Euroclear Bank S.A./N.V.	23,067	2.30
The Chase Manhattan Bank N.A. London	21,982	2.20
Lehman Brothers Inc. Tokyo Branch	21,193	2.12

Top 10 Shareholders Total	362,416	36.25

Major Shareholders as of March 31, 2002

Name of Major Shareholders	Number of Shares Held (in thousands)	Percentage (%)
The Taiyo Mutual Life Insurance Company	55,224	5.76
NATS CUMCO	55,056	5.74
Nippon Life Insurance Co.	34,863	3.64
The Chase Manhattan Bank N.A. London	30,312	3.16
Komatsu Ltd. Employees Stockholding Association	30,080	3.14
State Street Bank and Trust Company	29,852	3.11
Japan Trustee Services Co., Ltd. (held by trust units)	28,225	2.94
Sumitomo Mitsui Banking Corporation	21,840	2.28
UFJ Trust Bank Ltd. (held by Trust Account A)	20,886	2.18
The Mitsubishi Trust and Banking Corporation (held by trust units)	20,507	2.14

Top 10 Shareholders Total	326,845	34.09

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

2

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

C. Interests of Experts and Counsel

None

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of its requirements for filing on Form 20-F, as amended by the Form 20-F/A (No. 1) and this Form 20-F/A (No. 2), and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

KOMATSU LTD.
(Registrant)

Date: December 24, 2004	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer
Chief Financial Officer

4

EXHIBIT INDEX

Exhibit number	Title	Subsequently Numbered Page
Exhibit (12) a.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company	1

Exhibit (12) b.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company	2

Exhibit (13) a.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company	3

Exhibit (13) b.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company	4