Form 20-F
period 2005-03-31
KOMATSU LTD
filed 2005-07-27
CIK 56594

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

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

991,420,696 shares (excluding 7,323,364 shares of Treasury Stock)

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following data for each of the fiscal years ended March 31, 2001 through March 31, 2005 has been derived from the Company’s audited consolidated financial statements. It should be read in conjunction with the Company’s audited consolidated balance sheets as of March 31, 2004 and 2005, the related consolidated statements of income, shareholders’ equity and cash flows for the three years ended March 31, 2003 through March 31, 2005 and the notes thereto that appear elsewhere in this annual report.

Selected Financial Data

	(Millions of yen, except per share amounts)
	2005	2004	2003	2002	2001
Income Statement Data:
Net Sales	1,434,788	1,196,418	1,089,804	1,035,891	1,096,369
Income (loss) before income taxes, minority interests and equity in earnings of affiliated companies	98,703	27,036	12,905	(106,724)	20,064
Income taxes	36,044	(3,519)	5,968	(21,930)	13,715
Net income (loss)	59,010	26,963	3,009	(80,621)	6,913

Per Share Data:
Net income (loss)
_ Basic	59.51	27.17	3.09	(84.46)	7.24
_ Diluted	59.47	27.16	3.09	(84.46)	7.24
Cash dividends
Yen	9.00	6.00	6.00	6.00	6.00
U.S. cents	8.41	5.77	5.10	4.50	4.80

Depreciation and amortization	69,020	69,863	70,229	61,581	65,106
Capital expenditures	89,019	78,049	70,473	74,468	79,310
Research and development expenses	46,448	42,602	39,027	44,083	45,282

	(Millions of yen)

Balance Sheet Data:
Total Assets	1,449,068	1,348,645	1,306,354	1,340,282	1,403,195
Shareholders’ Equity	477,144	425,507	395,366	395,143	474,257

Number of Shares Issued at year-end	998,744,060	998,744,060	998,744,060	958,921,701	958,921,701

Number of Shares Outstanding at year-end	991,420,696	992,488,276	992,528,649	954,401,729	954,009,889

The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S. dollar during the periods indicated. The average yen exchange rates represent average noon buying rates on the last business day of each month during the respective period. The most recent practicable exchange rate for Japanese Yen into United States dollars was ¥110.82 =U.S.$1 as of June 30, 2005.

Yen Exchange Rates per U.S. dollar:

	Average	High	Low	(Yen) Period-End
Year ended March 31
2001	111.65	104.19	125.54	125.54
2002	125.63	115.89	134.77	132.70
2003	121.10	115.71	133.40	118.07
2004	112.75	104.18	120.55	104.18
2005	107.28	102.26	114.30	107.22

		High	Low	Period-End
2005
January		102.26	104.93	103.55
February		103.70	105.84	104.25
March		103.87	107.49	107.22
April		104.64	108.67	104.64
May		104.41	108.17	107.97
June		106.64	110.82	110.82

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of proceeds

Not applicable.

D. Risk Factors

General	Background

Komatsu’s primary business is the manufacture and sale of construction and mining equipment (approximately 74% of consolidated net sales for the fiscal year ended March 31, 2005), industrial machinery, vehicles and others (approximately 19% of consolidated net sales for the fiscal year ended March 31, 2005), and electronic materials (approximately 7% of consolidated net sales for the fiscal year ended March 31, 2005). Approximately 36% of consolidated net sales were sold in Japan and 64% were exports and/or products produced and sold overseas. Manufacturing facilities are dispersed geographically but production of most of key components such as engines, hydraulic components and final drives, are concentrated in Japan. Significant additional detail and commentary is provided in year versus year and segment information provided in Items 4 and 5.

Komatsu believes that it maintains its management strategy and resources to win against the competition within a foreseeable scope based on available information. Komatsu has identified the following primary risk factors to its global operations.

(1)	As a global company, Komatsu’s results of operations are affected by the economic and market conditions.

As Komatsu engages in business on a global basis, market conditions differ depending on the regions. The demand for Komatsu’s products and business environment for Komatsu could change substantially, affected by the regional market, political and economic conditions.

Both construction and mining equipment business and industrial machinery, vehicles and others business are generally economy-cyclical in advanced economic regions. Therefore, factors which are beyond control of Komatsu, such as housing starts, industrial production level, public investments in infrastructure development, and private-sector capital outlays, could affect demand for Komatsu’s products, bring about an improper balance between inventory level and production capacity, and consequently force down the sales prices for Komatsu’s products. Such changes in the business environment could result in lowered profitability, additional restructuring expenses, and consequently have adverse effects on Komatsu’s growth strategy and results of operations.

Electronics business experiences very drastic changes in market conditions and demand. Such changes in the business environment could affect Komatsu’s results of operations. Reduced sales volume and lowered sales prices of silicon wafers caused by changes in the semiconductor market and fluctuations in supply and demand could substantially affect the profitability of the Electronics business, and give unfavorable effects on Komatsu’s results of operations.

(2)	As a global company, Komatsu’s results of operations are affected by foreign currency exchange rate fluctuations.

Approximately 64% of Komatsu’s total sales come from sales outside Japan, and a substantial portion of overseas sales is affected by foreign currency exchange rate fluctuations. In general, the Japanese yen’s appreciation against other currencies negatively affects Komatsu’s results of operations, while the yen’s depreciation affects them positively. Foreign currency exchange rate fluctuations could also affect the comparative prices of products that Komatsu and foreign competitors sell in the same market and costs of materials used in production. Komatsu is working to alleviate the effect of such foreign currency exchange rate fluctuations by diversifying plant locations and placing production bases close to the market. Komatsu also engages in hedging activities to minimize the effects of short-term foreign currency exchange rate fluctuations. However, the foreign currency exchange rate fluctuations beyond the projected fluctuation range could adversely affect Komatsu’s results of operations.

(3)	Komatsu’s results of operations are subject to the fluctuations in the financial markets.

The fluctuations in the financial markets, such as fluctuations in interest rates and fair value of marketable securities, principally affect Komatsu’s interest expenses and pension costs. While it is working to improve efficiency of assets to reduce interest-bearing debt as much as possible, Komatsu currently has short-and long-term interest-bearing debt of approximately ¥430 billion in total. While the effects of interest rate fluctuations are alleviated since interest rates for more than a half of such interest-bearing debts are fixed, an increase in interest rates will continue to result in an increase in interest expenses. Fluctuations in the financial markets, such as fluctuations of the fair value of marketable securities and interest rates, could also increase the unfunded obligation of pension plans, which would result in an increase in periodic pension costs. Such increase in interest expenses and pension costs may adversely affect Komatsu’s results of operations and financial conditions.

(4)	Komatsu operates in a highly competitive industry in which its competitors may offer new or better products and services or lower prices, which could result in a loss of customers and a decrease in Komatsu’s revenue and profit.

Komatsu engages in businesses in competitive industries where other companies could provide new products and services with superior quality or lower-priced products. Through the Spirit of Manufacturers reform, Komatsu is working to realize higher profitability by providing products that feature both unique and unrivaled advantages and substantial cost reductions and by strengthening the superiority of such products. However, competitors’ reinforcement of their products and marking down of their sales prices may further intensify the market competition and could reduce market shares of Komatsu’s products as well as Komatsu’s sales and profits.

(5)	Komatsu is subject to local regulations, and the costs relating to complying with future laws and regulations could adversely affect Komatsu’s business and results of operations.

Komatsu engages in business in many countries of the world, and is exposed to political and economic risks in each country where it operates. If the government of a given country enacts new regulations in the area of import/export duties, quotas, currency restrictions and taxation, etc., which are unfavorable for Komatsu, Komatsu may have to bear related costs in order to comply with such regulations. It is impossible for Komatsu to predict such future costs, and they could negatively affect Komatsu’s results of operations.

(6)	Komatsu is subject to extensive environmental laws and regulations, and the costs to comply with existing or future laws and regulations could adversely affect Komatsu’s results of operations.

Komatsu’s operations and products need to comply with increasingly stringent environmental laws and regulations in the numerous countries in which Komatsu operates. Such regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, waste disposal and the remediation of soil and groundwater contamination. Komatsu expends a significant amount of resources to comply with regulations concerning the emissions levels of its manufacturing facilities and has recently incurred significant research and development expenses to develop products which meet such laws and regulations. However, if such laws and regulations are revised in the future, Komatsu may have to bear more costs and capital expenditures to comply with newly set standards and the increase of such costs could adversely affect Komatsu’s results of operations.

(7)	Komatsu may face product liability claims and if Komatsu’s insurance does not cover these liabilities, Komatsu may incur significant costs which could reduce its profit.

Komatsu manufactures heavy machinery used by its customers at excavation and construction sites and on roads, and works to sustain and ensure Quality and Reliability of its operations and products based on stringent standards established in-house. However, any defect in or improper operation of Komatsu’s equipment can result in personal injury and death, and damage to or destruction of property, any of which could cause product liability claims to be filed against Komatsu. If they should not be covered by insurance, Komatsu would have to bear the costs, which could consequently reduce Komatsu’s profit.

(8)	Komatsu’s alliances with other entities may not produce successful results.

Komatsu has entered into various alliances with other entities to reinforce its international competitiveness. While Komatsu expects its alliances to be successful, if differences were to arise among the parties due to managerial, financial or other reasons, such alliances may result in losses, which in turn could adversely affect Komatsu’s results of operations.

(9)	The surging price of commodities may adversely affect Komatsu’s results of operations, increasing costs of materials for Komatsu’s products and bringing about short supply of parts and materials.

Komatsu is facing the surging prices of commodities worldwide, which were triggered by the sharp growth of the Chinese economy and this price rise has accelerated mining activities and resulted in growth in demand for mining equipment produced by Komatsu. However, the price rise also leads to an increase in the costs of materials for Komatsu’s products and Komatsu’s production costs. At the same time, this market condition for commodities can result in a short supply of parts and materials, making it difficult for Komatsu to engage in timely procurement and production in response to expanded demand for its products, and thus lowering Komatsu’s production efficiency. For increased costs for materials, Komatsu plans to reduce other costs and pass on the increased costs to sales prices of its products. Concerning the problems of timely procurement and production, Komatsu plans to minimize the loss by promoting closer collaboration among all related divisions. However, the more-than-anticipated surging price of materials and prolonging thereof could adversely affect Komatsu’s results of operations.

(10)	Natural calamity on an unpredictable scale could adversely affect Komatsu’s results of operations.

As Komatsu conducts global business, it operates and maintains development, production, sales and other business facilities in many countries around the world. Komatsu is exposed to the risk of negative effects on its results of operations, when natural disasters, such as earthquakes and floods, occur on an unpredictable scale, devastatingly damage one or more facilities to the extent that such facilities’ operations cannot be recovered in a short period of time, and cause delays or disruption of procurement of materials and parts, production or sales and service activities.

Item 4. Information on the Company

A. History and Development of the Company

The Company was incorporated in May 1921 under the Commercial Code of Japan as Kabushiki Kaisha Komatsu Seisakusho (“Komatsu Ltd.” in English). Its registered office is located at 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan, and its telephone number is +81-3-5561-2628 (Finance & Treasury Department).

Shortly after its formation in 1921, the Company commenced the production and marketing of sheet-forming presses. In 1931, the Company produced Japan’s first crawler-type farm tractor and in the 1940s the Company began its production of bulldozers in Japan. The Company broadened its product range by beginning production of motor graders and dump trucks in the 1950s and wheel loaders and hydraulic excavators in the 1960s.

In terms of globalization, the history and development of the Company can be divided into 3 phases: (1) export from Japan; (2) offshore production; and (3) management of its global production and marketing network.

Since its first export to Argentina in 1955, the Company has gradually increased exports of its products, establishing its first liaison office in India in 1964 and sales companies in Europe, the United States and Asia from 1967 to 1971.

During the 1970s and 1980s, the Company started establishing its production facilities offshore and enhanced its offshore production by locating manufacturing plants close to the market. In 1975, the Company took the first step towards offshore production with the production of bulldozers in Brazil by Komatsu do Brasil Ltda., the first manufacturing plant established outside of Japan. Subsequently, Komatsu increased its global presence by establishing manufacturing plants in Indonesia, the United Kingdom and the United States during the 1980s. For example, during the late 1980s, the Company established Komatsu Dresser Company (currently known as Komatsu America Corp.), a joint venture with Dresser Industries, Inc. of the United States and made an equity investment in Hanomag AG of Germany (currently known as Komatsu Hanomag GmbH).

In the 1990s, the Company took measures to strengthen its offshore production and ensure a link between Komatsu’s manufacturing plants and the global market. Komatsu has not only strengthened its local manufacturing capabilities but also has sought to optimize its production and distribution network on a global basis. The Company also formed business alliances, such as joint ventures. For instance, the Company established Komatsu Cummins Engine Co. Ltd. and Industrial Power Alliance Ltd. in Japan and Cummins Komatsu Engine Company in the United States, with Cummins Engine Company (currently known as Cummins Inc.). In addition, the Company entered into 3 joint ventures in China, and a joint venture with Mannesmann Demag of Germany to establish Demag Komatsu GmbH (currently known as Komatsu Mining Germany GmbH).

The following are important events in the development of Komatsu’s business during recent years.

In April 2000, Komatsu sold 65% of the outstanding shares of Komatsu Soft Ltd. (currently known as Qualica Inc.) to Toyo Information Systems Co., Ltd (currently known as TIS Inc.).

In June 2000, the Company acquired the shares of Komatsu Forklift Co., Ltd. (“Komatsu Forklift”), and converted Komatsu Forklift into its majority-owned subsidiary.

In October 2000, Komatsu sold its 69.15% equity holdings in Komatsu Construction Co., Ltd. (“Komatsu Construction”) to Takamatsu Corporation Co., Ltd.

In May 2002, the Company reached a global alliance agreement with Linde AG (“Linde”) of Germany, under which the two companies agreed to jointly own Komatsu Forklift.

In October 2002, the Company acquired all of the minority interests of Komatsu Forklift (48.5%) and Komatsu Zenoah Co. (45.7%) through stock for stock exchanges. As a result, Komatsu Forklift and Komatsu Zenoah Co. became wholly-owned subsidiaries of the Company.

In July 2003, the Company sold to Linde 31,011,000 shares of Komatsu Forklift’s common stock, so that Linde owns 35% of the equity in Komatsu Forklift.

In November 2003, the Company entered into an agreement with KONE Corporation to acquire 100% of the shares of KONE’s two subsidiaries - Partek Forest AB and Partek Forest Holdings, LLC - in order to make a full-scale entry into the forestry equipment market. The acquisition was completed in December 2003 and the two companies and their 12 subsidiaries have been treated as consolidated subsidiaries of the Company since December 31, 2003.

In December 2003, the Company entered into an agreement with Shimachu Co., Ltd. to sell its land in Kawasaki, Kanagawa, Japan. The contract was concluded in December 2003 and the land was duly delivered in July 2004.

In February 2004, the Company entered into an agreement to sell the land and buildings of Komatsu Silicon America, Inc., a wholly-owned subsidiary located in Hillsboro, Oregon, U.S.A., to the Park Company of Oregon, LLC. The land and buildings were duly delivered to the Park Company of Oregon, LLC in March 2004.

In June 2005, Komatsu America Corp., Komatsu’s U.S. subsidiary with 100% ownership interest in ASiMI, formally signed a definitive agreement with SGS Holdings Inc., a U.S. subsidiary of Renewable Energy Corporation AS (“REC”), a Norwegian company, to sell 75% of its ownership interest in ASiMI to REC. This transaction is scheduled to close at the end of July, subject to the satisfaction of certain conditions in the definitive agreement.

PRINCIPAL CAPITAL EXPENDITURES

Komatsu invests capital each year in the development and production of new products and the improvement of operating efficiency of its production infrastructure primarily focusing on the construction and mining equipment operating segment. Komatsu’s capital expenditures for the fiscal years ended March 31, 2005, 2004, 2003 were ¥89,019 million, ¥78,049 million and ¥70,473 million, respectively. Capital expenditures for the fiscal year ended March 31, 2005 by operating segment were as follows.

Capital Expenditures by Operating Segment

	Millions of Yen	Percentage Change as compared to the Fiscal Year ended March 31, 2004
	Fiscal Year ended March 31, 2005
Construction and Mining Equipment	¥64,547	14.6%
Industrial Machinery, Vehicles and Others	10,980	27.0%

Electronics	13,492	3.3%

Total	¥89,019	14.1%

*	Amounts include certain leased machinery and equipment accounted for as capital leases in conformity with SFAS No. 13 “Accounting for leases”.

In the construction and mining equipment operating segment, Komatsu made investments in Japan (i) to enhance its production capacity of major equipment components which are mainly produced in Japan, such as hydraulics units, final drives, transmissions and axles, (ii) to develop and produce products which meet the Tier III engine emissions standards of the United States and Europe and (iii) to improve product quality, workplace safety and environmental friendliness. Outside of Japan, Komatsu invested capital not only to develop new products and new models of existing products, but also to reorganize its production lines to promote effective utilization of its plants on a global basis.

In the industrial machinery, vehicles and others operating segment, Komatsu invested capital to increase operational efficiencies of its production lines, to replace aging facilities, and to develop new products and new models of existing products.

In the electronics operating segment, Komatsu Electronic Metals Co., Ltd. (“KEM”) invested capital to expand production capacity of its 300mm silicon wafers in response to the increase in demand for such products. With the goal of enhancing the competitiveness of its 200mm wafers, KEM also made investments to improve its production facilities so that these facilities can manufacture higher quality products and increase its productivity. In addition, Formosa Komatsu Silicon Corporation made investments to increase the production capacity of its facilities that manufacture the 200mm silicon wafers.

Komatsu’s capital expenditures were primarily financed by funds on hand and capital leases.

B. Business Overview

GENERAL

Komatsu is a global company that engages in the manufacturing, development, marketing and sale of a diversified range of industrial-use products and services. With “Quality and Reliability” as the cornerstone of its management policy, Komatsu is committed to providing safe, innovative products and services that satisfy its customers’ needs and expectations.

While Komatsu’s core business continues to be construction and mining equipment, Komatsu has engaged in other businesses, such as industrial machinery and vehicles, and electronics. Each such business is described in further detail below under the heading “PRODUCTS AND SERVICES”.

The manufacturing operations of Komatsu are conducted primarily at plants located in Japan, the United States, Germany, the United Kingdom, Sweden, Indonesia, Brazil, Italy, China and Taiwan. Komatsu’s products are primarily sold under the “Komatsu” brand name and almost all of its sales and service activities are conducted through sales subsidiaries and sales distributors who primarily sell products to retail dealers in their respective geographic area.

PRODUCTS AND SERVICES

Komatsu’s business activities are divided into three operating segments, namely, (1) construction and mining equipment, (2) industrial machinery, vehicles and others and (3) electronics.

Net Sales Information

Financial information (other than net sales figures by geographic segment) as presented in Komatsu’s audited consolidated financial statements is reproduced and discussed below. The following table sets forth Komatsu’s net sales by operating segment for the fiscal years ended March 31, 2005, 2004 and 2003, respectively.

Net Sales by Operating Segment

	(Millions of Yen)
	Fiscal Year Ended 3/31/2005		Fiscal Year Ended 3/31/2004		Fiscal Year Ended 3/31/2003
Construction and Mining Equipment	¥1,061,161	73.9%	¥863,244	72.2%	¥767,840	70.5%
Industrial Machinery, Vehicles and Others	266,455	18.6%	241,991	20.2%	236,782	21.7%
Electronics	107,172	7.5%	91,183	7.6%	85,182	7.8%

Total	¥1,434,788	100.0%	¥1,196,418	100.0%	¥1,089,804	100.0%

(1) Construction and Mining Equipment

Construction and mining equipment has been Komatsu’s mainstay operating segment during the last several decades and it is expected to remain Komatsu’s core operating segment. Net sales from this operating segment has been increasing gradually during the last few years and accounted for 73.9% of Komatsu’s total net sales for the fiscal year ended March 31, 2005.

Products

Komatsu offers various types of construction and mining equipment, ranging from super-large machines capable of mining applications to mini units for urban use. Komatsu’s range of products in this operating segment includes a wide variety of attachments to be used with its products. Komatsu’s principal products in this operating segment are broken into the following categories of equipment.

Category	Principal Products
Excavating Equipment	Hydraulic excavators, mini excavators, and backhoe loaders*

Loading Equipment	Wheel loaders, mini wheel loaders, and skid-steer loaders*

Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers

Hauling Equipment	Off-highway dump trucks, articulated dump trucks, and crawler carriers

Forestry Equipment	Harvesters*, forwarders*, and feller bunchers*

Tunneling Machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines (Iron Moles)

Recycling Equipment	Mobile debris crushers, mobile soil recyclers, and mobile tub grinders

Other Equipment	Material handlers, auger/press-in pile drivers

Engines and Components	Diesel engines, diesel generator sets, and hydraulic equipment

Casting Products	Steel castings and iron castings*

Note: Those denoted with an asterisk (*) are principal products and major lines of businesses of the Company’s subsidiaries.

To remain competitive in this operating segment, Komatsu introduced the “Dantotsu Strategy” in 2003 and has been working to increase the number of “Dantotsu” products. “Dantotsu” means unique and unrivaled in Japanese. Komatsu only designates its product as a “Dantotsu” product if such product is considered unique and unrivaled as compared to those produced by Komatsu’s competitors as these products are equipped with one or two features that its competitors cannot match for some time. Since the introduction of “Dantotsu” products, Komatsu has been working to replace many of its product models with “Dantotsu” products. Some of the initial “Dantotsu” products include the MR-2 Series Tight-Tail-Swing Mini Hydraulic Excavators and PC400 GALEO Series Hydraulic Excavators to name a few. Komatsu plans to continue to conduct model changes to replace a certain portion of existing models of its construction and mining equipment with “Dantotsu” models.

In addition to the sale of new products, Komatsu has also been focusing on downstream businesses, such as the used equipment business and the rental equipment business. Recognizing the increase in demand for used equipment outside of Japan, Komatsu Used Equipment Corp. has been facilitating the sale of used equipment by holding annual auctions in several locations in Japan since the mid 1990s. In addition, Komatsu has made efforts to improve the management efficiency and profitability of its rental equipment business by overhauling existing operations and functions of rental subsidiaries and introducing a new integrated business model.

Parts and Services

Komatsu is committed to providing superior customer support to ensure that its customers can use its equipment in complete confidence and at minimum cost. Some of these superior customer support measures include (i) providing information systems to optimize the productivity of Komatsu’s products, (ii) keeping an extensive supply of equipment parts available and (iii) offering on-site replacement of major equipment components with remanufactured components.

(i) Information Systems

In recent years, Komatsu has developed proprietary technologies to be used with its construction equipment and mining equipment in order to optimize the productivity of such equipment. With respect to construction equipment, Komatsu has developed a proprietary technology known as the KOMTRAX asset management system. The KOMTRAX system transmits mechanical information every hour concerning machine location, daily and cumulative hours of operation, fuel consumption, radiator temperature and replacement schedule for oil and filter. In addition, the system provides real-time alerts when abnormal conditions, such as clogging of filters, are detected. With such information, Komatsu and its customers are able to troubleshoot issues and undertake repairs more efficiently and effectively. KOMTRAX also enables Komatsu to develop periodic inspection plans and provide inspection based on the service meter readings so as to assist its customers in maintaining the equipment. In addition to improving the service efficiencies of Komatsu’s distributors and providing better services to customers, KOMTRAX’s real-time service meter readings allows Komatsu to collect information that enables it to promptly assess and evaluate market changes, thereby enabling it to quickly respond to market conditions and strategically assess its production and sales needs.

While KOMTRAX was initially available only in Japan, KOMTRAX has been installed on Komatsu’s hydraulic excavators as a standard feature since February 2004. In China, with Komatsu (China) Ltd. (“KC”), Komatsu has led the construction equipment industry in providing new support programs by taking advantage of the KOMTRAX system. In March 2004, KC created the KOMTRAX Monitoring Center with three full-time staff members and has commenced providing comprehensive support to customers and distributors. As of April 30, 2005, Komatsu offers services based on KOMTRAX information to over 3,600 machines throughout China. In addition, customers may also obtain KOMTRAX information concerning their machine conditions from their cellular phones and personal computers. KC has given KOMTRAX trainings to its distributors throughout China, and they have established support programs based on daily information from the KOMTRAX system.

Separate from the KOMTRAX system that is used for construction equipment, Komatsu has designed a similar information system that is available for its mining equipment, known as the Vehicle Health Monitoring System (“VHMS”) and WebCARE. Through the use of VHMS and WebCARE, Komatsu can monitor the conditions of main components of mining equipment, such as engines, transmissions and hydraulic units. VHMS provides real-time and stored information and such information collected from each equipment can be analyzed using WebCARE for machine maintenance, troubleshooting and preventive maintenance. The maintenance crew can access the information stored on each equipment by directly hooking their laptop computers to the VHMS controller on the machine which gathers information from sensors mounted on the main components of such equipment, or via telecommunications satellites (optional). In the latter case, real-time information of the mining equipment in operation is available.

Designed for comprehensive analyses of equipment, WebCARE serves as an internet database for VHMS and other monitored data. This database is accessible by Komatsu’s divisions that work together to provide technical support to distributors. It is also accessible by registered distributors and can assist such distributors to develop optimal maintenance schedules in addition to producing weekly reports for their customers concerning machine health evaluations and operating conditions. Currently, VHMS and WebCARE are available for six large dump truck models, three large hydraulic excavator models, two large wheel loader models, and two large bulldozer models. Some 600 units of Komatsu mining equipment are equipped with VHMS around the world. Taking advantage of these two systems, Komatsu and its distributors, as a single team, work to facilitate the reduction of repair expenses for customers’ machines, helping them improve their operating costs and maximize their productivity.

(ii) Parts Supply

Construction equipment is often required to operate under demanding conditions and the time in which the equipment may be inoperable is a very serious problem for customers. While the total number of parts for Komatsu machines including older models is approximately 1.3 million, Komatsu carries some 300,000 parts in stock to assist its customers in decreasing the downtime of its equipment. To ensure smooth and efficient parts supply to its customers, Komatsu operates P-WINS, a worldwide supply network whose service is available around-the-clock, through which customers may order parts. During the fiscal year ended March 31, 2005, Komatsu embarked on restructuring its parts depots around the world by consolidating its parts inventory to a few key facilities in order to expand the area of next morning delivery of parts and to reduce the number of parts that Komatsu and its distributors held in inventory.

In North America, the world’s largest market for construction and mining equipment, Komatsu customarily supplied parts to all of its distributors across the United States from its Parts Center in Ripley, Tennessee. Komatsu America Corp. (“KAC”), Komatsu’s regional headquarters for the Americas, has been working to establish sub-depots in strategic areas throughout the United States to allow for faster delivery of parts. In January 2004, KAC established a sub-depot in Pittsburgh, Pennsylvania by consigning the storage and retrieval of parts to a distributor in that area. KAC is planning to open its own depot in Las Vegas, Nevada in June 2005. In addition, by the end of 2005, KAC is planning to open depots in Colorado, Minnesota, and Oregon. KAC’s ultimate plan is to have depots in Texas as well as Florida. With a total of seven sub-depots and the Parts Center, KAC plans to ensure overnight delivery of parts to its customers located in the United States.

In Europe, Komatsu Europe International N.V. (“KEISA”), Komatsu’s regional headquarters for Europe, commenced the Komatsu Europe Parts Operation in January 2004 by consolidating its three parts depots in Hannover, Germany and Noventa, Italy and Vilvoorde, Belgium, each of which supplied parts for different equipment, into a single major parts depot located in Vilvoorde, Belgium. With this consolidation, KEISA unified its parts ordering system, simplifying order placement processing on the part of its distributors and expanded the area in which it was able to deliver parts the next morning, while reducing the distributors’ inventories in unnecessary parts. KEISA has also completed expanding its warehouse space for parts, thereby reinforcing its capability to supply parts to some 60 countries in Europe, the Middle East and Africa.

(iii) Remanufactured Equipment Components

Komatsu offers speedy on-site replacement of major construction and mining equipment components that function at reduced operational rates as a result of mechanical failure or aging with high-quality and reasonably priced remanufactured components called “Reman components.” Komatsu has eight Reman centers around the world, and at such centers major components and engines for generators are reconditioned into Reman components under rigorous quality control and delivered to many customers. These reconditioned Reman components offer Komatsu’s customers an alternative to purchasing new equipment.

(2) Industrial Machinery, Vehicles and Others

While net sales of the industrial machinery, vehicles and others operating segment only accounted for 18.6% of Komatsu’s total net sales as compared to over 20% of Komatsu’s total net sales for the last two fiscal years, net sales derived from this operating segment has been increasing for the last three fiscal years. During the fiscal year ended March 31, 2005, Komatsu received increased orders from its customers for large presses that incorporated new technologies, and Komatsu expects further growth in this operating segment.

The products available in this operating segment are used by a wide range of businesses and include industrial machinery (i.e. forging and sheet metal machinery), forklift trucks and other services such as logistics and the creation of training materials. Komatsu’s principal products in this operating segment fall into the following categories of equipment.

Category	Principal Products
Metal Forging and Stamping Presses	Large presses, small and medium-sized presses*, forging presses*, and AC-servo presses*
Sheet-Metal Machines and Machine Tools	Press brakes*, shears*, laser cutting machines*, fine plasma cutting machines*, and crankshaft millers*
Industrial Vehicles, Logistics	Forklift trucks*, packing and transport*
Defense Systems	Ammunition and armored personnel carriers
Outdoor Power Equipment	Chainsaws* and trimmers/brushcutters*
Others	Commercial-use prefabricated structures

Note: Those denoted with an asterisk (*) are principal products and major lines of businesses of the Company’s subsidiaries.

(3) Electronics

Net sales derived from the electronics operating segment has been increasing for the last three fiscal years despite the fact that it only accounted for 7.5% of Komatsu’s total net sales and the percentage has been decreasing for the last three fiscal years. Komatsu offers a diverse range of products in this operating segment, ranging from silicon wafers for semiconductors, parts and materials for sensors and devices, to construction equipment-mounted controllers. Komatsu’s principal products in this operating segment fall into the following categories.

Category	Principal Products
Electronic Materials	Silicon wafers*, polycrystalline silicon* and monosilane gas*
Communications Equipment and Control Equipment	Network information terminals*, LAN peripheral equipment* and vehicle communication terminals
Temperature-Control Equipment	Thermoelectric modules* and temperature-control equipment for semiconductor manufacturing*

Note: Those denoted with an asterisk (*) are principal products and major lines of businesses of the Company’s subsidiaries.

PRINCIPAL MARKETS

Komatsu operates and competes in the following six principal markets: (i) Japan, (ii) the Americas, (iii) Europe, (iv) China, (v) Asia (excluding Japan and China) and Oceania and (vi) the Middle East and Africa.

In this annual report, information regarding net sales by geographic segment is presented in the following two ways: (1) by sales destination (based on the country where the purchaser is located), and (2) by sales origin (based on the country where the seller is located). The following table sets forth Komatsu’s net sales recognized by sales destination for the fiscal years ended March 31, 2005, 2004 and 2003, respectively. Net sales data by geographic origin are set forth in Note 21 to Komatsu’s audited consolidated financial statements, included elsewhere in this report.

Net Sales by Region

	(Millions of Yen)
	Fiscal Year Ended 3/31/2005		Fiscal Year Ended 3/31/2004		Fiscal Year Ended 3/31/2003
Japan	¥521,135	36.3%	¥483,749	40.4%	¥458,000	42.0%
Americas	359,572	25.1%	277,302	23.2%	251,371	23.1%
Europe	203,581	14.2%	151,619	12.7%	145,455	13.3%
China	55,837	3.9%	87,127	7.3%	52,465	4.8%
Asia (excluding Japan and China) and Oceania	210,861	14.7%	135,542	11.3%	123,712	11.4%
Middle East and Africa	83,802	5.8%	61,079	5.1%	58,801	5.4%

Total	¥1,434,788	100.0%	¥1,196,418	100.0%	¥1,089,804	100.0%

SALES AND DISTRIBUTION

Komatsu’s international and domestic sales and distribution functions in its construction and mining equipment operating segment are conducted primarily through a network of subsidiaries, affiliates and independent distributors, and to a lesser extent by its partners of jointly-owned companies.

Komatsu’s construction and mining equipment sales and distribution operations in Japan focus principally on retail sales to customers, partly on an installment basis. In addition, Komatsu has enhanced equipment rental services in Japan through rental companies, especially for its construction and utility equipment, in response to strong demand from its customers. Distributors and dealers form the core of the service network providing total customer-support services in Japan.

Komatsu’s overseas sales of construction and mining equipment are made through a sales and service network consisting of approximately 200 distributors. Komatsu supplies its products to distributors around the world through trading companies and the Company’s subsidiaries and affiliated companies, supported by Komatsu’s liaison offices. Komatsu’s major sales subsidiaries and affiliates are located in Australia, Belgium, Brazil, Chile, China, France, Germany, Italy, Russia, Singapore, South Africa, Sweden, the United Arab Emirates and the United States. These subsidiaries and affiliates provide additional inventory and technical assistance to Komatsu’s distributors while facilitating the delivery of emergency spare parts. Outside of Japan, these subsidiaries and affiliates as well as Komatsu’s distributors provide the services that customers may require with respect to their construction and mining equipment.

Komatsu’s sales of products in the industrial machinery, vehicles and others operating segment include direct sales to customers and sales through distributors, dealers and trading companies. For example, large presses are mainly sold directly to customers while small and medium-sized presses are primarily sold through distributors and dealers. Komatsu’s electronics products are mainly sold directly to customers and to a lesser extent sold through distributors and dealers.

SOURCES OF SUPPLY

As it is not economical nor efficient for Komatsu to manufacture all component and parts, Komatsu produces some of its major equipment components internally and purchases other components and parts such as electrical components, tires, hoses, and batteries, etc. from other manufacturers who specialize in manufacturing these products. In addition, Komatsu procures some parts, such as metal forgings, machine components, sheet metal parts and various accessories, from its business partners. Therefore, the fluctuations in prices of materials for such components, such as steel materials, would affect Komatsu’s results of operations. Of the ¥913,653 million consolidated overseas net sales (recognized by sales destination) for the fiscal year ended March 31, 2005, export by the Company of products manufactured in Japan accounted for ¥310,961 million. Komatsu believes that it has adequate and reliable supply sources for its material components, parts and raw materials, and that it has appropriate alternative sources available consistent with its prudent business practices.

SEASONALITY

Komatsu’s businesses have historically experienced some seasonal fluctuations in sales. While there are variations by market and product, Komatsu’s consolidated sales for the fourth quarter have been highest for the past four years. However, this seasonality has generally not been material to Komatsu’s results of operations.

PATENTS AND LICENSES

Komatsu holds numerous Japanese and foreign patents, design patents and utility model registrations relating to its products. It also has a number of applications pending for Japanese and foreign patents. Under Japanese law, a utility model registration is a right granted with respect to inventions of less originality than those which qualify for patents. Komatsu also manufactures a variety of products under licensing agreements with various other companies.

While Komatsu considers all of its patents and licenses to be important for the operation of its business, it does not consider any of its patents or licenses or any related group of them to be so important that its expiration or termination would materially affect Komatsu’s business as a whole, nor does it believe that any category of its activities is materially dependent upon patents or licenses, or patent or license protection. Komatsu also owns and maintains a substantial number of trademarks and trade names that are registered or otherwise protected under the laws of various jurisdictions.

COMPETITION

Construction and Mining Equipment

As a manufacturer of a full line of construction equipment, Komatsu provides a broad range of products for mining and general construction as well as utility equipment. Komatsu’s competitors in the construction and mining equipment operating segment consist of global competitors, regional competitors and locally specialized competitors. While competition is severe in all of the product categories in this operating segment, Komatsu maintains its firm position as one of the largest manufacturers in the industry. The competitive environment for the fiscal year ended March 31, 2005 by geographic area is described in further detail below.

In “Greater Asia” which includes Asia, the Middle East and the Commonwealth of Independent States (“CIS”), Komatsu held a strong position against its competitors. It is expected that the economies in “Greater Asia” will achieve strong growth in the future and while Komatsu considers the market to be promising, it also expects the market to be highly competitive. While demand for construction and mining equipment sharply decreased in China for the fiscal year ended March 31, 2005, the market has not become excessively competitive.

North America is the largest market for construction equipment in the world and competition is fierce within each product category. Among Komatsu’s competitors, Caterpillar Inc. is the market leader in construction and mining equipment. The North American market grew significantly during the fiscal year ended March 31, 2005, and Komatsu benefited from the robust market conditions in the United States, along with other construction equipment manufacturers.

In Europe, in addition to global companies, there are many regional or locally specialized competitors who have firm footings in the local market. Komatsu competes with different competitors in each country or region, and the market is very competitive and it has not been easy for Komatsu to improve its market position in Europe.

In addition, Komatsu has made considerable technological advances with respect to its hydraulic excavators for which demand is increasing in recent years. While the competition in the hydraulic excavators market is fierce, Komatsu maintains its position as one of the market leaders. Komatsu also believes that its use of such information technologies as KOMTRAX, VHMS and WebCARE to enhance data collection and analysis efficiencies will provide Komatsu a competitive advantage.

Industrial Machinery, Vehicles and Others

In the industrial machinery, vehicles and others operating segment, Komatsu’s principal products consist of (i) metal forging and stamping presses, (ii) sheet metal machines and machine tools and (iii) forklift trucks. As discussed below, the market for these products is highly competitive.

(i) Metal Forging and Stamping Presses

Komatsu manufactures and sells stamping presses that are used to press doors, roofs and other automobile parts into shapes. With respect to large presses, which are mainly sold to automobile manufacturers, Komatsu considers Ishikawajima-Harima Heavy Industries Co., Ltd., Hitachi Zosen Fukui Corporation and AIDA Engineering, Ltd. (“AIDA”) of Japan and Schuler AG and Müler-Weingarten AG of Germany to be its major competitors. In Japan, Japanese manufacturers including Komatsu who have advantageous positions over non-Japanese manufacturers compete with other Japanese manufacturers. Likewise, German manufacturers have dominant positions in the German large press market. In other markets, Komatsu competes with regional and locally specialized competitors in addition to the above-mentioned manufacturers. The competitive environment has become increasingly severe in China where many automobile manufacturers have been establishing manufacturing plants and making a large capital investment.

With respect to small and medium-sized presses, the major markets for Komatsu are Asia (including Japan) and North America. Major competitors include AIDA and Amada Co., Ltd. (“Amada”) of Japan, Minster Machine Company of the United States and Chin Fong Machine Industrial Co., Ltd. of Taiwan.

(ii) Sheet Metal Machines and Machine Tools

With respect to sheet metal machines, Japan is the major market for Komatsu’s products and competitors include Japanese manufacturers such as Amada and Koike Sanso Kogyo Co., Ltd. Amada enjoys a large market share with a wide range of products in the industry. To effectively compete in this industry, Komatsu takes a niche-market strategy.

The principal products of Komatsu’s machine tool business include crankshaft millers, camshaft millers, multiplex machine tools and components for liquid crystal display panels manufacturing. Major competitors in the crankshaft millers market include Boehringer Werkzeugmaschinen GmbH (“Boehringer”) and Gebrüder Heller Maschinenfabrik GmbH (“Heller”) of Germany. In Japan, Komatsu enjoys a predominant position in the crankshaft miller market. On the other hand, German manufacturers dominate the market in Germany. In other markets such as North America and China, Komatsu mainly competes with Boehringer and Heller.

(iii) Forklift Trucks

The major markets for forklift trucks have been Europe, the United States and Japan. Recently, China has been developing into the fourth market as well. While European and U.S. manufacturers of forklift trucks sell not only forklift trucks but also warehousing equipment, Japanese manufacturers primarily focus on forklift trucks. Major competitors in this market include Japanese manufacturers such as Toyota Industries Corporation (“Toyota”), Mitsubishi Heavy Industries, Ltd. (“Mitsubishi”) and Nissan Forklift (“Nissan”), German manufacturers such as Linde and Jungheinrich AG (“Jungheinrich”) and U.S. manufacturers such as NACCO Industries, Inc. (“Nacco”) and Crown Equipment Corporation (“Crown”).

Toyota, the market leader, has reinforced its market penetration worldwide by expanding its product range through the acquisition of BT Industries AB, a European warehousing equipment manufacturer. In Europe, Toyota follows Linde and Jungheinrich, but these German manufacturers have dominant positions in the largest German market. In the United States where Nacco and Toyota have strong market positions, there is intensified competition among Nacco, Toyota, Komatsu, Mitsubishi, Nissan and Crown. In Japan and Asia where there is severe competition mainly among the major Japanese manufacturers, Komatsu has the second largest market share in terms of unit sales following Toyota. In China, locally specialized manufacturers providing lower-priced products account for approximately 70% of the total market share.

Electronics

In the electronics operating segment, Komatsu’s principal products consist of (i) electronic materials and (ii) temperature control equipment such as thermoelectric modules used for semiconductor manufacturing equipment and optical communications systems. The competitive environment of these major products is discussed below.

(i) Electronic Materials

With respect to the silicon wafers business, Komatsu’s principal competitors include Shin-Etsu Handotai Co., Ltd.(“Shin-Etsu”), Sumitomo Mitsubishi Silicon Corporation (“SUMCO”), and Toshiba Ceramics Co., Ltd. of Japan, Siltronic AG of Germany and MEMC Electronic Materials, Inc.(“MEMC”) of the United States. With respect to the 300mm silicon wafers for which demand has been growing rapidly, Japanese manufacturers such as Shin-Etsu and SUMCO take a lead in the market and maintain dominant position. Despite entering into the market at a later stage, KEM has been steadily increasing its 300mm wafers production capacity. As customers demand higher quality products each year, the silicon wafer industry is becoming very competitive.

With respect to the polycrystalline silicon business, Komatsu’s principal competitors include Hemlock Semiconductor Corporation and MEMC of the United States, Tokuyama Corporation of Japan and Siltronic AG of Germany. Polycrystalline silicon is used in semiconductor applications and more recently has been used in solar applications. As the demand for solar powered products has increased in recent years, the demand for polycrystalline silicon has increased as well. As a result, the demand for polycrystalline silicon has exceeded the supply and the price has been increased during the fiscal year ended March 31, 2005.

With respect to the monosilane gas business, Komatsu’s principal competitors include MEMC of the United States, Denal Silane and Mitsui Chemicals, Inc. of Japan. The demand for monosilane gas has increased rapidly as it is used for liquid crystal displays (“LCD”), in addition to semiconductor applications.

(ii) Temperature Control Equipment

Komatsu Electronics Inc. possesses the most advanced level of thermoelectric technology in the world and is a market leader in the micro module market which utilizes this technology. As a result, Komatsu holds a strong market position in the micro modules market and Komatsu considers its principal competitor in this industry to be Marlow Industries Inc. of the United States. The precision requirements for temperature control in the semiconductor manufacturing process have become increasingly severe due to the continually shrinking line width and the shift to 300mm wafers. With Komatsu Electronics Inc.’s state-of-the-art thermoelectric technology, Komatsu believes that it will continue to have opportunities to increase its sales volume in the temperature control equipment market.

REGULATIONS

Komatsu is subject to a wide range of laws and regulations in the countries and regions where it operates, including safety regulations, restrictions on emissions, noise and vibration from its products, various environmental controls regulating the manufacturing processes such as the management of toxic chemicals and hazardous wastes, green procurement and recycling. Komatsu’s operations and products are designed to comply with all applicable environmental regulations currently in effect in the relevant jurisdictions. Komatsu expects to remain in substantial compliance with existing applicable environmental control regulations and does not expect that the cost to comply with foreseeable regulations will have a material effect upon its financial position and the results of operations. Some of the important environmental laws and regulations that affect Komatsu’s businesses are summarized below.

Regulations regarding engine emissions

The Ministry of Land, Infrastructure and Transport of Japan (“MLIT”) introduced the type approval system for low-emission type construction equipment used in construction in 1997, setting the maximum emission levels by model and power range. While the maximum emission levels set by MLIT are not legally binding, they function as practical standards on engine emissions, since only construction equipment which has obtained such approval is allowed to be used in construction projects that are under the direct control of MLIT. The engine emissions standards currently applicable are the Tier II standards introduced in October 2003. The Tier II standards have also set additional procedures for on-road special vehicles under the Road Transportation Vehicle Law. At the start of the application of the Tier III standards which is scheduled in October 2006, it is expected that new laws will be implemented to broaden the scope of the regulations to include off-road construction equipment.

In the United States, the Environmental Protection Agency introduced Tier I standards for equipment under 37 kW (50 hp) in 1998 and the more stringent Tier II and Tier III standards for all equipment will be phased-in from 2000 to 2008. The Tier III emissions regulations will be in effect in the United States in January 2006, calling for a substantial reduction of NOx.

In Europe, the Engine Emissions Directive 97/68/EC regarding the measures against emission of gaseous and particulate pollutants from internal combustion engines to be installed in off-road mobile machinery went into effect in 1999 and the second stage of the directive was implemented from 2002 to 2004. The third stage of the directive will be implemented from 2006 to 2008.

While it is technically demanding to develop equipment which meets the Tier III engine emissions standards in Japan, the United States and Europe, Komatsu believes that it will be able to remain in substantial compliance, taking advantage of its capability to produce engines internally.

Regulations regarding noise and vibration

In Japan, the type approval system for low-noise emission and low-vibration type construction equipment was established by MLIT in 1983. Under this system, manufacturers are required to file an application with MLIT for the approval of their low-noise and low-vibration type construction equipment which meets the standards set forth by MLIT. The current measurement method and limits on noise have been in effect since October 1997. The type approval system for low-vibration construction equipment started in October 1996, which is not legally binding but sets forth regulatory standards for vibratory hammers and hydraulic excavators.

In Europe, European Parliament and Council Directive 95/27/EC of June 1995 amending Council Directive 86/662/EEC on the limitation of noise emitted by hydraulic excavators, rope-operated excavators, dozers, loaders and excavator-loaders has been in effect since January 1997. This directive defined the maximum sound-power levels of airborne noise emitted by these earth-moving machines under dynamic operating conditions and required manufacturers to obtain an EC type-examination certificate. The second stage of the directive which requires further noise reduction will be applied from 2006. In January 2002, European Parliament and Council Directive 2000/14/EC relating to the noise emission in the environment by equipment for use outdoors went into effect. The regulation applies to a wide range of product types from gardening equipment to construction and waste-management equipment and such products must bear a CE-mark and the indication of their guaranteed sound-power level before they can be brought to the market. Manufacturers are required to confirm that the noise emitted from their products would not exceed the guaranteed sound-power level.

Komatsu’s management has defined environmental issues as one of its important management tasks and has made it a company-wide priority to promote awareness of environmental issues. In 1991, Komatsu’s environmental management framework was built by creating the Earth Environment Committee chaired by the president (currently the director responsible for supervision of environment). In 1992, Komatsu’s management established the Komatsu Earth Environment Charter and has put in place initiatives designed to reduce the environmental impact of its business operations to the environment, mainly focusing on its construction and mining equipment operating segment. In July 2003, Komatsu’s management revised this Charter and established three new guiding principles: (1) contributing towards realization of a sustainable society, (2) striving to optimize both environmental and economic performance, and (3) observing corporate social responsibility. Simultaneously, Komatsu created the Environmental Affairs Department to expand Komatsu’s environmental conservation efforts in all of its business operations and promote environmental management on a consolidated basis, including all of its overseas manufacturing subsidiaries.

In 1997, Komatsu started auditing its manufacturing facilities in Japan to obtain ISO14001 certification. As a result, all of its manufacturing facilities in Japan acquired ISO14001 certification by the end of March 2003. However, audits based on ISO14001 are primarily designed to inspect functional effectiveness of the environmental management system at each facility, and thus are not necessarily capable of identifying potential environmental risks at the facility. In 2004, Komatsu started voluntary audits focusing more on environmental performance. Internal auditors of Komatsu evaluated facilities other than their own using the Komatsu Environmental Check Sheets and shared their findings not only with the audited facility but also on a Groupwide basis to promote further improvements. For additional information, such as figures and goals related to Komatsu’s environmental measures as well as environmental accounting, please refer to Komatsu’s Environmental & Social Report 2005 issued in July 2005, which is available through Komatsu’s website at http://www.komatsu.com/.

C. Organizational Structure

As of March 31, 2005, Komatsu Ltd. had 141 consolidated subsidiaries and 44 affiliates under the equity method. The following list shows the principal subsidiaries as of March 31, 2005.

Name of the Company	Country of Incorporation	Ownership Interest (%)
Komatsu Forklift Co., Ltd.	Japan	65.0
Komatsu Electronic Metals Co., Ltd.	Japan	62.6
Komatsu Zenoah Co.	Japan	100.0
Komatsu Castex Ltd.	Japan	100.0
Komatsu Kinki Ltd.	Japan	100.0
Komatsu House Ltd.	Japan	89.3
Komatsu Logistics Corp.	Japan	97.1
Komatsu Industries Corporation	Japan	100.0
Komatsu Chugoku Ltd.	Japan	100.0
Komatsu Tokyo Ltd.	Japan	100.0
Komatsu Machinery Corporation	Japan	100.0
Komatsu Hokkaido Ltd.	Japan	100.0
Komatsu Electronics, Inc.	Japan	100.0
Komatsu Used Equipment Corp.	Japan	100.0
Komatsu America Corp.	U.S.A.	100.0
Komatsu do Brasil Ltda.	Brazil	100.0
Advanced Silicon Materials LLC	U.S.A.	100.0
Komatsu Europe International N.V.	Belgium	100.0
Komatsu UK Ltd.	U.K.	100.0
Komatsu Hanomag GmbH	Germany	100.0
Komatsu Mining Germany GmbH	Germany	100.0
Komatsu Forest, AB	Sweden	100.0
Komatsu Utility Europe S.p.A.	Italy	100.0
Komatsu Asia & Pacific Pte Ltd.	Singapore	100.0
PT Komatsu Indonesia Tbk	Indonesia	68.4
Bangkok Komatsu Co., Ltd.	Thailand	74.8
Komatsu Australia Pty. Ltd.	Australia	60.0
Komatsu (China) Ltd.	China	100.0
Komatsu (Changzhou) Construction Machinery Corp.	China	85.0
Komatsu Shantui Construction Machinery Co., Ltd.	China	60.0

Notes:

1.	Proportion of ownership interest includes indirect ownership and equals to the proportion of voting power.

2.	In November 2002, the Company signed an agreement with Linde AG of Germany under which Linde would make an equity participation in Komatsu’s forklift trucks business. In accordance with the agreement, Linde AG acquired and has a 35% equity stake in Komatsu Forklift Co., Ltd. as of March 31, 2005.

3.	The Company invests in Komatsu do Brasil Ltda. through a subsidiary.

4.	Advanced Silicon Materials LLC is a limited liability company incorporated under the laws of the State of Delaware, U.S.A. and the Company invests in this company through a subsidiary.

5.	The equity stakes of the Company in Komatsu UK Ltd., Komatsu Utility Europe S.p.A., Bangkok Komatsu Co., Ltd. and Komatsu Australia Pty. Ltd. include the stakes held by the subsidiaries of the Company.

6.	The ownership ratios for Komatsu Hanomag GmbH, Komatsu (Changzhou) Construction Machinery Corp. and Komatsu Shantui Construction Machinery Co., Ltd. include the ownership interests held by subsidiaries of the Company.

D. Property, Plants and Equipment

Komatsu’s manufacturing operations are conducted in 33 principal plants, 12 of which are located in Japan. As of March 31, 2005, the 33 plants had an aggregate manufacturing floor space of 1,575 thousand square meters (16,953 thousand square feet). In addition, Komatsu uses additional floor space at such plants and elsewhere for laboratories, office buildings, and employee housing and welfare facilities. Instead of installing a manufacturing plant, Komatsu could increase its production by requesting that its employees work overtime or by increasing the number of shifts working at its plants.

Komatsu owns most of the manufacturing facilities and the land on which they are located. A portion of the property owned by Komatsu is subject to mortgages or other types of liens. As of March 31, 2005, the net book value of the property owned by Komatsu was ¥366,660 million, of which ¥4,296 million was subject to encumbrances.

The name and location of Komatsu’s principal plants, their approximate aggregate floor space, and the principal products manufactured therein as of March 31, 2005 are as follows.

Name and Location	Floor Space		Principal products
	Thousand sq. meter	Thousand sq. ft
Japan:

Awazu Plant	227	2,443	Small and medium-sized bulldozers,
Komatsu, Ishikawa			Small hydraulic excavators, Mini excavators, Small and medium-sized wheel loaders

Komatsu Plant Komatsu, Ishikawa	44	474	Large presses, Small and medium-sized presses, press brakes, shears

Osaka Plant Hirakata, Osaka	157	1,690	Large bulldozers, Medium-sized and large-sized hydraulic excavators, Recycling equipments

Mooka Plant Mooka, Tochigi	66	710	Large wheel loaders, Dump trucks, Road-building machines

Oyama Plant Oyama, Tochigi	193	2,077	Diesel engines, Hydraulic equipment

Komatsu Zenoah Co. Kawagoe, Saitama Koriyama, Fukushima	54 38 16	581 409 172	Mini-excavators, Skid steer loaders, Outdoor power equipment, Compact 2-stroke engines, Hydraulic equipment

Komatsu Cummins Engine Co., Ltd. Oyama, Tochigi	*	*	Small diesel engines

Komatsu Castex Ltd. Himi, Toyama Oyama, Tochigi	59 *	635 *	Steel castings, Iron castings, Pattern for casting

Komatsu Forklift Co., Ltd. Oyama, Tochigi	75	807	Forklift trucks, Automated conveyance systems, etc

Komatsu Electronic Metals Co., Ltd. Omura, Nagasaki Kiyotake, Miyazaki	72 45 27	775 484 291	Silicon wafers for semiconductors

Komatsu Electronics, Inc. Hiratsuka, Kanagawa	1	11	Thermoelectric modules, Temperature control equipment

The Americas

Komatsu America Corp. Tennessee, U.S.A. Quebec, Canada, South Carolina, U.S.A. Illinois, U.S.A.	125 31 14 18 62	1,346 334 151 194 667	Medium-sized hydraulic excavators, and Articulated dump trucks Small and medium-sized wheel loaders Backhoe loaders, Skid steer loaders Large dump trucks

Hensley Industries, Inc. Texas, U.S.A.	18	194	Buckets, Teeth, Edges, Adapters

Komatsu Forest, LLC Wisconsin, U.S.A.	10	108	Forestry equipment (crawler type)

Komatsu Mexicana S.A. de C.V. Sahagún, Mexico	19	205	Attachments for construction equipment

Komatsu do Brasil Ltda. Suzano, São Paulo, Brazil	57	614	Medium-sized hydraulic excavators, Small and medium-sized bulldozers, Wheel loaders

Advanced Silicon Materials LLC Montana, U.S.A.	36	388	Silane gas, Polycrystalline silicon products

Europe

Komatsu UK Ltd. Birtley, UK	60	646	Large and medium-sized hydraulic excavators

Komatsu Hanomag GmbH Hannover, Germany	77	829	Small and medium-sized wheel loaders, Mini wheel loaders, Compactors

Komatsu Forest AB Umea, Sweden	12	129	Forestry equipment (wheel type)

Komatsu Mining Germany GmbH Düsseldorf, Germany	23	248	Super-large hydraulic excavators

Komatsu Utility Europe S.p.A. Este, Italy	43	463	Mini excavators, Backhoe loaders, Skid steer loaders

Asia(excluding Japan) and Oceania

PT Komatsu Indonesia Tbk Jakarta, Indonesia	45	484	Medium-sized hydraulic excavators, Small and medium-sized bulldozers, Small and medium-sized wheel loaders, Motor graders, Dump trucks

Komatsu (Changzhou) Construction Machinery Corporation Jiangsu, China	15	161	Wheel loaders, Motor graders, Medium-sized hydraulic excavators Dump trucks

Komatsu (Changzhou) Foundry Corporation Jiangsu, China	27	291	Iron castings and parts for construction equipment and industrial vehicles, Foundry molds

Komatsu Shantui Construction Machinery Co., Ltd. Shandong, China	34	366	Small and medium-sized hydraulic excavators

Bangkok Komatsu Co. Ltd. Chonburi, Thailand	14	151	Medium-sized hydraulic excavators Backhoe loaders

Formosa Komatsu Silicon Corporation Mailiao, Yunlin, Taiwan	12	129	Silicon wafers for semiconductors

*	Komatsu Cummins Engine Co., Ltd. and Komatsu Castex Ltd. (Oyama Manufacturing Plant) are located at Oyama Plant of the Company.

The head office of the Company is located in a ten-story office building in Tokyo. Komatsu considers that its manufacturing plants and other facilities are well maintained and believes that its plant capacity is adequate for its current operating requirements. To the best of management’s knowledge, management does not believe that there are any significant environmental issues that may materially affect Komatsu’s utilization of its assets.

Plans for Installation and Disposal of Equipment

Komatsu conducts various businesses in Japan and overseas, and the details of future capital investment plans to install new more efficient equipment and to dispose obsolete equipment were not decided as of March 31, 2005. As of the filing date of this annual report, Komatsu plans to invest ¥98,000 million by the end of fiscal year ending March 31, 2006. The amount of capital investment expected to be invested by March 31, 2006, the principal investment objectives, and the source of funding by operating segment are set forth in the below table.

Operating Segment	Expected capital investment amount by March 31, 2006 (Millions of Yen)	Principal investment objectives	Source of funding
Construction and Mining Equipment	68,000	To increase operating efficiency of production lines and to develop new products, etc.	Funds on hand Bank borrowings
Industrial Machinery, Vehicles and Others	11,000	To increase operating efficiency of production lines and to renew obsolete equipment, etc.	Funds on hand Bank borrowings
Electronics	19,000	To enhance production capacity and to improve productivity	Funds on hand Bank borrowings
Total	98,000

Notes: Capital investment plan amounts exclude consumption tax, etc.

In the construction and mining equipment operating segment, investment in Japan will continue to focus on the development of new and updated models, such as “Dantotsu” products, enhancement of production capacity and improvement of product quality, workplace safety and environmental friendliness. Outside of Japan, Komatsu has invested in the development of new products and model changes as well as enhancement of production capacity for construction and mining equipment.

In the industrial machinery, vehicles and others operating segment, Komatsu will invest capital to increase operating efficiency of its production lines, to replace aging facilities and to enhance overseas production.

In the electronics operating segment, Komatsu will invest in the expansion of production capacity for 300mm silicon wafers and the improvement of production facilities to enhance the competitiveness of 200mm silicon wafers by achieving higher quality and productivity.

Item 5. Operating and Financial Review and Prospects

OVERVIEW

The following discussion and analysis provides information that Komatsu’s management believes to be relevant to understanding Komatsu’s consolidated financial condition and results of operations. The conversion of Japanese yen amounts into U.S. dollar amounts for the fiscal year ended March 31, 2005, is included solely for the convenience of readers and has been made at the rate of ¥107 to U.S.$1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2005.

Komatsu’s Business

Komatsu is a global organization engaged in the manufacturing, development, marketing and sale of industrial-use equipment and products, with three principal operating segments: (1) construction and mining equipment, (2) industrial machinery, vehicles and others and (3) electronics. Sales for the fiscal year ended March 31, 2005 from the construction and mining equipment operating segment accounted for approximately 74% of consolidated net sales, while sales from the industrial machinery, vehicles and others operating segment and the electronics operating segment each accounted for approximately 19% and 7%, respectively. Of the consolidated net sales for the fiscal year ended March 31, 2005, approximately 36% of net sales were derived from sales to customers located in Japan and approximately 64% of net sales were derived from sales to customers located outside of Japan. For additional information about Komatsu’s products, competitive position, organizational structure and property, plants and equipment, please refer to Item 4. Information on the Company.

As a global company, Komatsu is subject to various risks. For example, Komatsu’s business is affected by the economic conditions and political climate of the regions in which it operates. Among numerous factors that affect Komatsu and its financial results, housing construction, industrial production levels, public investments in infrastructure development, private-sector capital outlays and trends in the semiconductor market are the factors most likely to have the greatest impact upon the demand for Komatsu’s products. In addition, Komatsu is exposed to risks of foreign currency exchange rate fluctuations. Generally speaking, the Yen’s appreciation against other currencies adversely affects Komatsu’s results of operations, while the Yen’s depreciation affects Komatsu positively. Foreign currency exchange rate fluctuations also affect the costs of materials and comparative prices of products that Komatsu and foreign competitors produce and sell in the same market. The average Yen/U.S. dollar exchange rates were ¥108 and ¥113 for the fiscal years ended March 31, 2005 and 2004, respectively. The average Yen/Euro exchange rates were ¥136 and ¥133 for the fiscal years ended March 31, 2005 and 2004, respectively. For additional discussion regarding risk factors and the effect of foreign currency exchange rate fluctuations to Komatsu’s business, please refer to “D. Risk Factors” under Item 3. Key Information and segment information in the “Comparison of Fiscal Years ended March 31, 2005 and 2004” under Item 5.A. Operating Results.

Management Policy and Key Management Indices

Komatsu’s cornerstone management policy is to maximize its corporate value by maintaining and enhancing the “Quality and Reliability” of its products and services. To achieve this goal, Komatsu’s management takes the following five strategies into consideration when making management decisions: (1) accelerating the implementation of the growth strategy for the construction and mining equipment operating segment; (2) reinforcing the competitiveness of its products based on the “Spirit of Manufacturers” concept, which concept entails providing products and services that satisfy customers; (3) deriving greater profitability by selectively developing and manufacturing products with respect to which Komatsu enjoys a technological advantage; (4) reinforcing its competitiveness by strengthening its technological capabilities and financial soundness; and (5) reinforcing its corporate governance mechanism.

Since October 2001, Komatsu has worked to strengthen its business by carrying out the Reform of Business Structure project which focuses on developing new ways to promote growth in the construction and mining equipment operating segment, reducing fixed costs and substantially decreasing production costs. As a result of these efforts, Komatsu made the first step towards making a V-shaped recovery of its business performance for the fiscal year ended March 31, 2003.

In November 2003, Komatsu embarked on a three year mid-range management plan named “Move the World. KOMATSU 5-800”. The objective of this plan was to make aggressive efforts to seek new growth by the fiscal year ending March 31, 2006 given that the demand for construction and mining equipment in the overseas market showed signs of recovery. Four key financial indicators were selected by Komatsu’s management to measure its success in achieving growth, profitability, effective utilization of assets and financial soundness. The key indicators consisted of: (1) net sales of ¥1,250 billion, (2) Segment Profit of ¥80 billion, (3) Return on Assets (“ROA”) of 5% and (4) Net Debt-to-Equity Ratio (“Net DER”) of 1 or under. The “5-800” in the name of this management plan stands for ROA of 5% and Segment Profit of ¥800 oku, which is the equivalent of ¥80 billion. Assisted by favorable market conditions during fiscal year ended March 31, 2005, Komatsu’s results of operations for the fiscal year ended March 31, 2005 as measured by these key financial indicators showed that Komatsu was able to achieve the objective of the mid-range management plan one year in advance of the prescribed deadline of March 31, 2006, as set forth below.

“Move The World. KOMATSU 5-800” and Results for the Fiscal Year 2005

	Results for the Year ended March 31, 2005	Goals for the Fiscal Year ending March 31, 2006
Net Sales	1,434.7 billion yen	1,250 billion yen
Segment Profit	101.9 billion yen	80 billion yen
ROA	7.1%	5.0%
Net DER	0.70	1 or under

Notes:

1)	In conformity with Japanese accounting principles, Segment Profit is obtained by subtracting cost of sales and selling, general and administrative expenses, from net sales.

2)	ROA = Pre-tax income / {(Total assets at the beginning of the year) + (Total assets at the end of the year) }/ 2

3)	Net DER = {(Interest-bearing debt) – (Cash and time deposits)}/ Shareholders’ equity

Although Komatsu has attained the original objective of the mid-range management plan, Komatsu’s management believes the Segment Profit ratio (as a percentage of net sales) of 7% achieved for the fiscal year ended March 31, 2005 to be unsatisfactory. Komatsu’s management has set a new goal: Segment Profit ratio of 10%. Starting with the construction and mining equipment business, Komatsu’s core operating segment, Komatsu is working on attaining this new goal.

Business Environment

The rapid economic growth of BRICs (i.e., Brazil, Russia, India and China), and in particular China, has led to an imbalance of supply and demand for primary commodities such as crude oil and iron ore. This imbalance resulted in an increase in primary commodity prices. Against this backdrop, demand for construction and mining equipment grew sharply as mining sites throughout the world increased excavation activities and resource-rich countries invested the revenue derived from the increase in sale of commodities to build or upgrade their social infrastructure. As a result, the demand for construction and mining equipment increased more than Komatsu’s management had anticipated for the fiscal year ended March 31, 2005.

In North America, the largest market for construction and mining equipment, it is estimated that the demand in terms of unit sales for seven major types of construction and mining equipment (crawler-type hydraulic excavators, wheeled-type hydraulic excavators, bulldozers, wheeled loaders, rigid dump trucks, articulated dump trucks and motor graders) increased by approximately 30% as compared to the previous fiscal year, primarily due to an increase in construction investments in the United States.

Demand in Europe remained firm and Komatsu carried out aggressive sales activities and introduced over 20 new or updated models.

In Japan, construction investments as a whole decreased slightly as the moderate increase in private-sector investments partially offset the continuing decline of public-sector investments.

In China, despite its economic growth, the demand for construction and mining equipment which had been expanding for the last several years declined sharply from May 2004. This decrease in demand was due to the slowdown in construction investments in China, which resulted from the credit-squeeze measures implemented by the Chinese government and the consolidation of industrial parks. Construction and mining equipment sales in China as compared to Komatsu’s worldwide sales of such equipment is relatively small (3.8% and 8.7% for the fiscal year ended March 31, 2005 and 2004, respectively). Accordingly, the decrease in demand in China had only a limited impact on Komatsu’s results of operations for the fiscal year ended March 31, 2005. By analyzing information collected by KOMTRAX, Komatsu was successful in promptly responding to market changes in China. In addition, Komatsu also completed inventory adjustment at an early stage of the demand decline in China, and worked to secure profits by cutting back fixed costs and implementing strict credit management. To prepare for the future recovery of the Chinese market, Komatsu restructured its distributor network in China and expanded the product range of locally produced equipment.

The demand for industrial machinery, vehicles and others products increased substantially, primarily due to the increase in demand for presses as automobile manufacturers made aggressive capital investments during the fiscal year ended March 31, 2005.

For the fiscal year ended March 31, 2005, demand for silicon wafers increased over the previous year, although the demand for 200mm wafers began to decline during the third quarter of fiscal year ended March 31, 2005. With respect to 200mm wafers, Komatsu focused its efforts on expanding sales of higher-margin products, such as discrete wafers and wafers with specifications meeting the requirements of semiconductor manufacturers in Japan, Taiwan and China. The demand for 300mm wafers has rapidly increased during the past several years. As major semiconductor device manufacturers started establishing production lines compatible with 300mm wafers, silicon wafer manufacturers began to increase their capital investment in this area. Komatsu, through KEM, made capital investments during the fiscal year ended March 31, 2005 to increase its monthly production capacity of 300mm wafers in Japan and also to establish a new production line at Formosa Komatsu Silicon Corporation, KEM’s subsidiary in Taiwan, to capture the projected demand increase for 300mm wafers. In addition, the demand for polycrystalline silicon and monosilane gas expanded substantially as compared to previous years as a result of an increase in demand for solar cell materials and LCDs.

Due to changes in market conditions as noted above, Komatsu received considerably more orders than it had anticipated and its production lines were not well prepared to keep up with these increased orders. In an attempt to complete as many orders as possible, Komatsu tried to increase its production capacity over a short period of time and incurred some additional production and logistics costs for the fiscal year ended March 31, 2005. Komatsu’s management believes that to effectively compete in the global market, it is important that Komatsu be able to accurately foresee market changes and enhance its capability to flexibly respond to changes in market trends. Accordingly, Komatsu’s management has placed priority on improving its ability to adjust sales and production plans in response to changes in market conditions and the ability to promptly grasp the market conditions around the world by utilizing informational technologies, such as KOMTRAX, and will take such information into consideration when making management decisions.

Summary of Operating Results

Against the backdrop of an increase in demand worldwide for Komatsu’s products generally, Komatsu recorded the highest net sales, Segment Profit, income before income taxes, minority interests and equity in earnings of affiliated companies and net income figures to date for the fiscal year ended March 31, 2005. Consolidated net sales increased by 19.9% over the previous fiscal year to ¥1,434,788 million (U.S.$13,409 million), the second consecutive year in which Komatsu recorded a record-high net sales figures. Segment Profit totaled ¥101,923 million (U.S.$953 million), up 54.6% as compared to the previous fiscal year, exceeding ¥100 billion for the first time since its incorporation. Income before income taxes, minority interests and equity in earnings of affiliated companies increased 3.7 times over the previous fiscal year, to ¥98,703 million (U.S.$922 million), as a result of the increase in Segment Profit and improvement in other income, which included a gain of ¥8,538 million from the sale of land for the former Kawasaki Plant. Net income increased 2.2 times as compared to the previous fiscal year, to ¥59,010 million (U.S.$551 million). For a detailed analysis of the results of operations, please refer to Item 5.A. Operating Results.

Critical Accounting Policies

Komatsu prepares its consolidated financial statements in conformity with U.S. generally accepted accounting principles. Komatsu is required to make certain estimates, judgments and assumptions that Komatsu believes are reasonable based upon available information. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of expenses during the periods presented. By their nature, these estimates and assumptions are subject to an inherent degree of uncertainty, and are based on Komatsu’s historical experience, terms of existing contracts, Komatsu’s observance of trends in the industry, information provided by its customers and information available from other outside sources, as appropriate. For a summary of Komatsu’s significant accounting policies, including the critical accounting policies discussed below, please see Note 1 to the Consolidated Financial Statements. The significant accounting policies Komatsu’s management believes are the most critical for the full understanding and evaluation of Komatsu’s reported financial results are as follows:

(1) Allowance For Doubtful Receivables

Komatsu estimates the collectibility of its trade receivables. A considerable amount of judgment is required in assessing the realization of these receivables, including the current financial position of each customer. Komatsu establishes an allowance for expected losses based on individual credit information, past experience and assessment of overdue receivables. While Komatsu believes its reserves to be adequate, it is possible that the accuracy of its estimates could be materially affected due to changes in the overall economic environment, individual customer credit, and the composition of its receivables.

(2) Deferred Income Tax Assets

Komatsu estimates income taxes in each of the jurisdictions in which Komatsu operates. This process involves Komatsu estimating the current income tax exposure and assessing net operating loss carryforwards and temporary differences resulting from differing treatment of items for income tax and financial reporting purposes. These carryforwards and temporary differences result in deferred tax assets and liabilities, which are included within Komatsu’s consolidated balance sheet. Komatsu must then assess the likelihood that each company’s deferred tax assets will be recovered from future taxable income estimated by each company and available tax planning strategies, and, to the extent Komatsu believes that recovery is not more likely than not, each company must establish a valuation allowance to reduce the amount of assets reflected in the consolidated balance sheet. If the actual results differ from these estimates, Komatsu may need to adjust the valuation allowance which could materially affect Komatsu’s financial position and results of operations.

(3) Valuation of Long-Lived Assets

Komatsu’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of a particular asset to management’s best estimate of future undiscounted net cash flows expected to be generated by such asset. If an asset is considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. For assets held for use, the undiscounted cash flow projections used to make assessments of impairment involve significant judgments. Fair value is measured based on the discounted cash flow model or independent appraisal. In the event that there are changes in strategy and market conditions, the assessment of the ability to recover the carrying amount of long-lived assets would change and such changes in assessment could materially affect Komatsu’s financial position and results of operations.

(4) Fair Value of Financial Instruments

The fair values of derivative financial instruments, consisting principally of foreign currency contracts and interest swap agreements, are estimated by obtaining quotes from brokers.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with absolute precision. Change in assumptions could affect these estimates and could have a material impact on Komatsu’s financial position and results of operations.

(5) Pension Liabilities and Expenses

The amounts of Komatsu’s pension obligations and net period pension costs are dependent on certain assumptions used to calculate such amounts. These assumptions are described in Note 12 to the consolidated financial statements and include the discount rate, expected rate of return on plan assets and rates of increase in compensation. In accordance with U.S. generally accepted accounting principles, actual results that differ from these assumptions are accumulated and amortized over future service years of employees and therefore generally affect Komatsu’s recognized expenses and recorded obligations during such future periods. During the fiscal year ended March 31, 2005, the Company adopted a new discount rate of 2.0% as compared to 2.3% for the fiscal year ended March 31, 2004. The effect of the 0.3 point decrease in the discount rate was to increase projected benefit obligations by approximately ¥2.4 billion. While Komatsu believes that its assumptions are appropriate, in the event that there are significant differences in actual results or significant changes in assumptions, Komatsu’s pension obligations and future expenses would be affected.

(6) Securitization

Komatsu has several accounts receivable securitization programs, and such securitizations are expected to become an important source of funds for Komatsu in the future. The receivables that are securitized are removed from the consolidated balance sheet when they are sold. Komatsu has entered into contractual arrangements with special purpose entities solely for the purpose of securitizing its receivables. For key assumptions used in measuring the fair value of retained interests related to securitization transactions, please refer to Item 5.E. “Off-Balance Sheet Arrangements”.

Recent Accounting Standards Not Yet Adopted

In March 2004, the Emerging Issue Task Force (“EITF”) reached a consensus on EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus addresses the meaning of other than temporary impairment and its application to debt and equity securities accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” (“SFAS 115”) and investments accounted for under the cost method. This consensus requires certain quantitative and qualitative disclosures about unrealized losses of debt and equity securities and certain disclosures about cost method investments which are included in the notes to Komatsu’s consolidated financial statements to the extent material. The recognition and measurement provisions of EITF 03-1 have been deferred until additional guidance is issued. The effect of this consensus is not expected to have a material effect on Komatsu’s consolidated financial position and results of operations.

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance set forth in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new standard requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of applicable production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company during the fiscal year beginning April 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition but does not believe SFAS 151 will have a material impact.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

SFAS 153 is effective for the fiscal periods beginning after June 15, 2005, and is required to be adopted by the Company during the fiscal year beginning April 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

In December 2004, the FASB issued SFAS No. 123 (revised 2003) “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements and also establishes fair value as the measurement objective in accounting for share-based payment arrangements. The Company will adopt SFAS123R effective for the fiscal year beginning April 1, 2006 using the modified prospective method. The effect of adopting SFAS 123R is not expected to be material to Komatsu’s consolidated financial position or results of operations.

A. Operating results

Comparison of the Fiscal Years ended March 31, 2005 and 2004

The following tables set forth selected consolidated financial and operating data, including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial line item between the indicated fiscal years. The U.S. dollar amounts represent conversion of Japanese yen amounts at the rate of U.S.$1=¥107 (the approximate noon buying rate as of March 31, 2005 for Japanese yen in New York City as reported by the Federal Reserve Bank of New York).

Consolidated Statements of Income

	Millions of Yen				Percentage change	Millions of U.S. dollars
	Year Ended March 31				2005 vs. 2004	2005
	2005		2004
Revenues and other
Net sales	¥1,434,788	100.0%	¥1,196,418	100.0%	19.9%	$13,409
Interest and other income	20,047	1.4%	11,945	1.0%	67.8%	188

Total	1,454,835	101.4%	1,208,363	101.0%	20.4%	13,597

Costs and expenses
Cost of sales	1,066,887	74.4%	881,231	73.7%	21.1%	9,971
Selling, general and administrative	265,978	18.5%	249,261	20.8%	6.7%	2,486
Interest	11,209	0.8%	14,915	1.2%	-24.8%	105
Impairment loss on long-lived assets held for use	4,200		19,051		-78.0%	39
Other	7,858		16,869		-53.4%	73

Total	1,356,132	94.5%	1,181,327	98.7%	14.8%	12,674

Income before income taxes, minority interests and equity in earnings of affiliated companies	98,703	6.9%	27,036	2.3%	265.1%	922
Income taxes	36,044	2.5%	(3,519)	-0.3%	—	337

Income before minority interests and equity in earnings of affiliated companies	62,659	4.4%	30,555	2.6%	105.1%	585
Minority interests in income of consolidated subsidiaries	(4,588)		(3,839)		19.5%	(43)
Equity in earnings of affiliated companies	939		247		280.2%	9

Net income	¥59,010	4.1%	¥26,963	2.3%	118.9%	$551

Net sales.

Consolidated net sales for the fiscal year ended March 31, 2005 increased by 19.9% (or ¥238,370 million) from ¥1,196,418 million to ¥1,434,788 million (U.S.$13,409 million) as compared to the fiscal year ended March 31, 2004, setting record-high figures for the second consecutive year. Komatsu recorded net sales increases for all of its operating segments as compared to the previous fiscal year. Net sales of construction and mining equipment increased by 22.9% (or ¥197,917 million) as compared to the previous fiscal year, which reflected the increase in worldwide demand for such equipment, excluding China. With respect to industrial machinery, vehicles and others, net sales increased by 10.1% (or ¥24,464 million) as compared to the previous fiscal year primarily as a result of the increase in net sales of forklift trucks and industrial machinery, such as presses. Net sales of electronics increased by 17.5% (or ¥15,989 million) as compared to the previous fiscal year primarily due to an increase in demand for silicon wafers, polycrystalline silicon and monosilane gas. Please refer to the segment information provided below for additional information.

Interest and Other Income.

Consolidated interest and other income for the fiscal year ended March 31, 2005 increased by 67.8% (or ¥8,102 million) from ¥11,945 million to ¥20,047 million (U.S.$188 million) as compared to the fiscal year ended March 31, 2004. This increase was primarily due to the increase of other income, including ¥8,538 million of gains realized from the sale of land where the former Kawasaki Plant was situated.

Total Revenues and Other.

As a result of the above factors, consolidated total revenue for the fiscal year ended March 31, 2005 increased by 20.4% (or ¥246,472 million) from ¥1,208,363 million to ¥1,454,835 million (U.S.$13,597 million) as compared to the fiscal year ended March 31, 2004.

Cost of Sales.

Consolidated cost of sales for the fiscal year ended March 31, 2005 increased by 21.1% (or ¥185,656 million) from ¥881,231 million to ¥1,066,887 million (U.S.$9,971 million) as compared to the fiscal year ended March 31, 2004. This increase was primarily due to the increase in net sales and an increase in the price of raw materials, such as steel, as the rapid growth of the Chinese economy resulted in a shortage of raw materials. This increase in cost of sales was partially offset by various cost reduction efforts including Komatsu’s Reform of Business Structure project that has been implemented since October 2001. With the goal of reducing capacity costs, Komatsu has streamlined its operations and overlapping services, relocated production lines, implemented restructuring and promoted early retirement. As a result, the cost of sales to net sales ratio for the fiscal year ended March 31, 2005 increased by only 0.7 points to 74.4% as compared to the previous fiscal year.

Selling, General and Administrative Expenses.

Consolidated selling, general and administrative expenses (“SG&A”) for the fiscal year ended March 31, 2005 increased by 6.7% (or ¥16,717 million) from ¥249,261 million to ¥265,978 million (U.S.$2,486 million) as compared to the fiscal year ended March 31, 2004, mainly as a result of increased direct selling expenses associated with the increase in net sales. While fixed costs increased as Komatsu made efforts to enhance its operations in order to meet market demand, the SG&A to net sales ratio for the fiscal year ended March 31, 2005 improved by 2.3 points to 18.5% from the previous fiscal year, reflecting Komatsu’s success in reducing fixed costs as part of its Reform of Business Structure project, which started in October 2001.

Consolidated research and development expenses for the fiscal year ended March 31, 2005 increased by 9.0% (or ¥3,846 million) from ¥42,602 million to ¥46,448 million (U.S.$434 million) as compared to the fiscal year ended March 31, 2004. This increase was primarily attributable to increased costs associated with the development of “Dantotsu (Unique and Unrivaled)” products and products meeting the Tier III engine emission regulations. In terms of research and development expenses as a percentage of net sales, the research and development expenses for the fiscal year ended March 31, 2005 (3.24%) remained at the same level as the fiscal year ended March 31, 2004 (3.56%). For additional information as to expenditures on research and development activities, please refer to Item 5.C.

Impairment Loss on Long-Lived Assets Held for Use.

The impairment loss on long-lived assets held for use for the fiscal year ended March 31, 2005 decreased from ¥19,051 million to ¥4,200 million (U.S.$39 million) as compared to the fiscal year ended March 31, 2004. The primary factors that resulted in Komatsu realizing impairment losses for the last two fiscal years were due to two separate factors. The impairment loss recognized for the fiscal year ended March 31, 2004 was primarily due to ASiMI’s appraisal of its fixed assets at the Butte plant using estimated future cash flows, which led to realization of an impairment loss of ¥17,534 million. The impairment loss realized for the fiscal year ended March 31, 2005 was primarily due to Komatsu’s appraisal at market value of the land held by certain subsidiaries and appraisal of certain rental assets held by one of its subsidiaries based on estimated future cash flows.

Other Expenses.

Consolidated other expenses for the fiscal year ended March 31, 2005 decreased by 53.4% (or ¥9,011 million) from ¥16,869 million to ¥7,858 million as compared to the fiscal year ended March 31, 2004. This decrease was primarily due to the lack of any large one-time expense similar to the one-time expense Komatsu recognized during the fiscal year ended March 31, 2004 relating to the sale of land and buildings of Komatsu Silicon America. In addition, the decrease in foreign exchange losses as compared to the previous fiscal year also contributed to the decrease in other expenses.

Total Costs and Expenses.

As a result of the above factors, consolidated total costs and expenses for the fiscal year ended March 31, 2005 increased by 14.8% (or ¥174,805 million) from ¥1,181,327 million to ¥1,356,132 million (U.S.$12,674 million) as compared to the fiscal year ended March 31, 2004.

Income Before Income Taxes, Minority Interests and Equity in Earnings of Affiliated Companies.

Consolidated income before income taxes, minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2005 increased by ¥71,667 million from ¥27,036 million to ¥98,703 million (U.S.$922 million), up 3.7 times the amount for the fiscal year ended March 31, 2004. This increase was primarily attributable to (i) the greater increase in net sales as compared to the aggregate increase of cost of sales and SG&A and (ii) the increase in other income as discussed above.

Total Income Taxes.

Total consolidated income taxes for the fiscal year ended March 31, 2005 increased by ¥39,563 million to ¥36,044 million (U.S.$337 million) from an income tax benefit of ¥3,519 million for the fiscal year ended March 31, 2004. The combined statutory tax rate was 40.8% for the fiscal year ended March 31, 2005 and 41.7% for the fiscal year ended March 31, 2004. While the actual effective tax rate for the fiscal year ended March 31, 2004 was negative 13.0% in part due to the recognition of deferred tax assets totaling ¥17,504 million in relation to the investment loss incurred by Komatsu Silicon America, Inc., the effective tax rate returned to positive 36.5% for the fiscal year ended March 31, 2005. For additional information, please refer to Note 15 of the Notes to Consolidated Financial Statements included elsewhere in this report.

Income Before Minority Interests and Equity in Earnings of Affiliated Companies.

As a result of the above factors, consolidated income before minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2005 increased by ¥32,104 million from ¥30,555 million to ¥62,659 million (U.S.$585 million) as compared to the fiscal year ended March 31, 2004.

Minority Interests in Income of Consolidated Subsidiaries.

Komatsu Electronic Metals Co., Ltd. and its subsidiary Formosa Komatsu Silicon Corporation recorded increased earnings, and their attribution to minority shareholders increased. Consequently, minority interests in income of consolidated subsidiaries for the fiscal year ended March 31, 2005 increased by ¥749 million from ¥3,839 million to ¥4,588 million (U.S.$43 million) as compared to the fiscal year ended March 31, 2004.

Equity in Earnings of Affiliated Companies.

Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2005 increased by ¥692 million from ¥247 million to ¥939 million (U.S.$9 million) as compared to the fiscal year ended March 31, 2004, due to the improved earnings recorded by affiliated companies in which Komatsu owns minority interests.

Net Income.

As a result of the above factors, Komatsu’s consolidated net income for the fiscal year ended March 31, 2005 increased by ¥32,047 million from ¥26,963 million to ¥59,010 million (U.S.$551 million), as compared to the fiscal year ended March 31, 2004, representing the second consecutive year in which Komatsu recorded a record-high net income figure. Accordingly, basic net income per share rose to ¥59.51 for the fiscal year ended March 31, 2005 from ¥27.17 for the fiscal year ended March 31, 2004. Diluted net income per share rose to ¥59.47 for the fiscal year ended March 31, 2005 from ¥27.16 for the fiscal year ended March 31, 2004.

Management Indices

Komatsu’s management also uses the following three financial indicators in assessing Komatsu’s financial condition and results of operations: (1) Segment Profit*, (2) Return on Assets and (3) Net DER. The below table sets forth the figures for such financial indicators for the fiscal years ended March 31, 2005 and 2004 and the percentage changes in such figures between such fiscal years:

	Fiscal Years Ended March 31				Percentage Change
Management Indices	2005		2004		2005 vs. 2004
Segment Profit*	¥101,923	Million	¥65,926	Million	54.6%
Return on Assets (ROA)	7.1%		2.0%		5.1points
Net DER	0.70		0.91		-0.21

*	In conformity with Japanese accounting principles, Segment Profit is obtained by subtracting the aggregate sum of cost of sales and selling, general and administrative expenses, from net sales.

Segment Profit.

Segment Profit for the fiscal year ended March 31, 2005 increased by 54.6% (or ¥35,997 million) from ¥65,926 million to ¥101,923 million (U.S.$953 million) as compared to the fiscal year ended March 31, 2004.

Segment profit for the construction and mining equipment operating segment increased as the increase in sales volume and sales prices exceeded losses resulting from foreign exchange rate fluctuations, increased materials costs and increased production and fixed costs.

Segment profit for the industrial machinery, vehicles and others operating segment increased primarily as a result of the improved business performance of subsidiaries such as Komatsu Forklift Co., Ltd., Komatsu Zenoah Co., Komatsu Industry Corporation, Komatsu Machinery Corp., Komatsu Logistics Corp. and Komatsu Engineering Corp.

Segment profit for the electronics operating segment increased primarily due to the improved business performances of Komatsu’s major subsidiaries, such as ASiMI and KEM.

Return on Assets.

Return on assets for the fiscal year ended March 31, 2005 improved by 5.1 points from 2.0% to 7.1% as compared to the fiscal year ended March 31, 2004. This improvement was primarily due to the increase in income before income taxes, minority interests and equity in earnings of affiliated companies from ¥27,036 million to ¥ 98,703 million.

Net DER.

Net DER for the fiscal year ended March 31, 2005 decreased from 0.91 to 0.70 as compared to the fiscal year ended March 31, 2004, reflecting (1) the decrease in net debt by ¥53,869 million from ¥388,598 million to ¥334,729 million and (2) the increase in shareholders’ equity by ¥51,637 million from ¥425,507 million to ¥477,144 million.

Performance by Operating Segments

	Millions of Yen		Percentage Change	Millions of U.S. dollars
	2005	2004	2005 vs. 2004	2005
Net sales:
Construction and Mining Equipment
Customers	¥1,061,161	863,244	22.9%	$9,917
Intersegment	15,199	9,743	56.0%	142

Total	1,076,360	872,987	23.3%	10,059

Industrial Machinery, Vehicles and Others
Customers	266,455	241,991	10.1%	2,490
Intersegment	63,496	45,240	40.4%	594

Total	329,951	287,231	14.9%	3,084

Electronics
Customers	107,172	91,183	17.5%	1,002
Intersegment	26	142	-81.7%	0

Total	107,198	91,325	17.4%	1,002

Elimination	(78,721)	(55,125)	42.8%	(736)

Consolidated Net Sales	¥1,434,788	1,196,418	19.9%	13,409

Segment Profit :
Construction and Mining Equipment	¥78,427	¥53,908	45.5%	$733
Industrial Machinery, Vehicles and Others	16,857	11,251	49.8%	158
Electronics	11,719	4,556	157.2%	109

Total	107,003	69,715	53.5%	1,000

Corporate expenses and elimination	(5,080)	(3,789)	34.1%	(47)

Consolidated Segment Profit	¥101,923	65,926	54.6%	$953

Note:

Transfers between segments are made at estimated arm’s-length prices. Segment Profit represents net sales less the aggregate sum of cost of sales and selling, general and administrative expenses.

Construction and Mining Equipment

Consolidated net sales to customers of the construction and mining equipment operating segment for the fiscal year ended March 31, 2005 increased by 22.9% (or ¥197,917 million) from ¥863,244 million to ¥1,061,161 million (U.S.$9,917 million) as compared to the fiscal year ended March 31, 2004. This increase reflected increased sales both in Japan and the overseas market.

While private-sector capital investments increased moderately, public-sector investments continued to decline and construction investments in Japan as a whole declined slightly as compared to the fiscal year ended March 31, 2004. However, net sales to customers in Japan (based on sales destination) increased by 4.1% (or ¥10,789 million) from ¥260,708 million to ¥271,497 million (U.S.$2,537 million). This increase was primarily due to the following five factors: (1) continuing increase in demand in Japan for new equipment centering on hydraulic excavators and increased exports of used equipment from Japan to meet thriving overseas demand, which led to customers purchasing new equipment to replace such used equipment sold; (2) higher sales prices for products in this operating segment established by Komatsu; (3) enhancement of the service business based on the KOMTRAX system; (4) expansion of the used equipment business primarily through Komatsu Used Equipment Corp.; and (5) improvement of management efficiency of the rental business.

Net sales to customers in the Americas increased by 36.0% (or ¥82,278 million) from ¥228,531 million to ¥310,809 million (U.S.$2,905 million), surpassing sales in Japan for the first time in Komatsu’s history. This increase was due to increased demand for construction equipment against the backdrop of increased construction investments in the United States with substantial growth in demand for mining equipment. In Central and South America, sales of mining equipment, especially sales of large dump trucks, remained strong which resulted in a substantial gain in sales in these regions.

Net sales to customers in Europe and CIS increased by 35.5% (or ¥48,754 million) from ¥137,309 million to ¥186,063 million (U.S.$1,739 million). In Europe, sales increased primarily due to (1) Komatsu’s aggressive marketing activities in concert with introduction of over 20 updated or new models and (2) positive results recorded from the full-scale entry to the forestry equipment market by Komatsu Forest AB. In CIS, sales expanded centering on mining equipment and pipelayers that are used for the construction of pipelines for oil and natural gas, as resource-rich countries in CIS expanded its excavation of natural resources in response to increased demand in such resources.

Net sales to customers in Asia and Oceania increased by 67.4% (or ¥69,667 million) from ¥103,304 million, to ¥172,971 million (U.S.$1,617 million) due to increased demand for mining equipment such as dump trucks in addition to increased demand for hydraulic excavators and other construction equipment. This increase in demand was primarily attributable to an increase in mining activities in Asia and Oceania which resulted from the rise in the price of primary commodities such as crude oil and iron ore.

Net sales to customers in China dropped by 46.2% (or ¥34,805 million) from ¥75,321 million to ¥40,516 million (U.S.$379 million), primarily due to credit squeeze measures implemented by the Chinese government and the consolidation of industrial parks. As growth in the construction market slowed down compared to previous fiscal years, demand for construction and mining equipment decreased substantially during the first half of the fiscal year ended March 31, 2005.

Net sales to customers in the Middle East and Africa increased by 36.6% (or ¥21,234 million) from ¥58,071 million to ¥79,305 million primarily due to strong sales of construction equipment in Turkey resulting from foreseeable economic conditions and increased sales of construction equipment in the Middle East as oil producing countries that derived increased revenue from increased crude oil prices applied such increased revenue to expand their social infrastructure. Net sales of mining equipment also increased substantially in Africa where the mining industry increased its production capacity to meet increased demand.

Segment profit for the construction and mining equipment operating segment for the fiscal year ended March 31, 2005 increased by 45.5% (or ¥24,519 million) from ¥53,908 million to ¥78,427 million (U.S.$733 million) as compared to the fiscal year ended March 31, 2004. The appreciation of the Japanese Yen against the U.S. dollar had a negative impact on Komatsu’s profits; and due to such foreign currency exchange rate fluctuations, segment profit of the construction and mining equipment operating segment decreased by approximately ¥8.0 billion from the previous fiscal year. This increase in segment profit was primarily due to positive factors such as increased gross margin resulting from increased sales volume, higher prices being established by Komatsu for its products in this operating segment and larger cost reductions which offset such mitigating factors as loss from foreign currency exchange rate fluctuations, increased prices of steel materials, increased production costs to meet expanded demand for construction and mining equipment, and increased fixed costs to support greater operational activities.

Industrial Machinery, Vehicles and Others

Consolidated net sales to customers of industrial machinery, vehicles and others operating segment for the fiscal year ended March 31, 2005 increased by 10.1% (or ¥ 24,464 million) from ¥241,991 million to ¥266,455 million (U.S.$2,490 million) as compared to the fiscal year ended March 31, 2004.

This increase was primarily due to improved sales of industrial machinery such as large presses and crankshaft millers during the fiscal year ended March 31, 2005, reflecting (i) increased capital investments by automobile manufacturers around the world and (ii) increased sales of vehicles and other products, such as forklift trucks and outdoor power equipment for garden and forestry use, resulting from Komatsu’s successful launch of new models and newly developed products during the fiscal year ended March 31, 2005.

Sales of large presses increased as automobile manufacturers increased their capital investments. Komatsu’s Industrial Machinery Division effectively took advantage of increased demand for larger presses in Japan and overseas, and stepped up sales for the fiscal year. Komatsu Forklift Co., Ltd. launched the LEO-NXT-V series engine-driven models featuring improved operability. Komatsu Industries Corporation also expanded its sales for the fiscal year by taking advantage of increased demand for medium-sized presses sold to automobile manufacturers. At the same time, Komatsu Industries Corporation expanded its line of the Hybrid AC Servo Press series for which it continued to receive orders. Komatsu Machinery Corporation continued to increase its sales of crankshaft millers and other equipment to automobile manufacturers and also stepped up sales of LCD manufacturing-related equipment to LCD manufacturers. Komatsu Zenoah Co. posted record-high sales figures for outdoor power equipment, especially with respect to brushcutters both in Japan and overseas. Komatsu Zenoah Co. also introduced new products with original features such as chainsaws with the “Finger EZ” mechanism for easy start-up.

Segment profit for the industrial machinery, vehicles and others operating segment for the fiscal year ended March 31, 2005 increased by 49.8% (or ¥5,606 million) from ¥11,251 million to ¥16,857 million (U.S.$158 million) as compared to the fiscal year ended March 31, 2004. This increase was due to improved profitability achieved primarily by Komatsu’s subsidiaries mentioned above.

Electronics

Consolidated net sales for the electronics operating segment for the fiscal year ended March 31, 2005 increased by 17.5% (or ¥15,989 million) from ¥91,183 million to ¥107,172 million (U.S.$1,002 million) as compared to the fiscal year ended March 31, 2004, primarily due to increased net sales by KEM and ASiMI.

KEM focused its efforts on expanding sales of higher-margin value-added 200mm silicon wafers, such as discrete wafers and wafers designed to meet micro processing needs for semiconductors in Japan, Taiwan and China. With respect to 300mm wafers, KEM made full use of its integrated production line at the Nagasaki Plant to ensure that its products were of the highest quality. As a result of these efforts, KEM, whose net sales accounted for approximately 70% of the electronics operating segment, increased its consolidated net sales over the previous fiscal year.

Sales of polycrystalline silicon and monosilane gas sold by ASiMI increased during the fiscal year ended March 31, 2005. Polycrystalline silicon has recently been used in solar applications. Taking advantage of increased demand for solar applications during the fiscal year ended March 31, 2005, ASiMI recorded an increase in net sales of polycrystalline silicon. Sales of monosilane gas, which is used in the manufacturing process of LCD panels, increased for the fiscal year ended March 31, 2005, as demand for LCDs increased.

Segment profit for the electronics operating segment for the fiscal year ended March 31, 2005 increased by 157.2% (or ¥7,163 million) from ¥4,556 million to ¥11,719 million (U.S.$109 million) as compared to the fiscal year ended March 31, 2004. This increase in segment profit resulted primarily from (1) the continued effort of KEM and ASiMI to streamline their operations to improve economic efficiencies, (2) the expansion of business operations supported by favorable market conditions and (3) the improvement of ASiMI’s profitability.

Performance by Geographic Segments

The following information shows net sales and Segment Profit recognized by geographic origin for the fiscal years ended March 31, 2005 and 2004.

	Millions of Yen		Percentage Change	Millions of U.S. dollars
	2005	2004	2005 vs. 2004
Net sales:
Japan—
Customers	¥687,925	¥600,891	14.5%	$6,429
Intersegment	252,636	193,245	30.7%	2,361
Total	940,561	794,136	18.4%	8,790

Americas—
Customers	360,080	276,725	30.1%	3,365
Intersegment	23,111	15,057	53.5%	216
Total	383,191	291,782	31.3%	3,581

Europe—
Customers	178,997	130,528	37.1%	1,673
Intersegment	21,787	13,531	61.0%	203
Total	200,784	144,059	39.4%	1,876

Others—
Customers	207,786	188,274	10.4%	1,942
Intersegment	13,681	8,644	58.3%	128
Total	221,467	196,918	12.5%	2,070

Elimination	(311,215)	(230,477)	35.0%	(2,908)
Consolidated	¥1,434,788	¥1,196,418	19.9%	$13,409

Segment Profit (loss):
Japan	¥57,725	¥41,175	40.2%	$539
Americas	24,713	7,492	229.9%	231
Europe	11,964	5,175	131.2%	112
Others	13,456	14,667	-8.3%	126
Corporate and elimination	(5,935)	(2,583)	129.8%	(55)

Consolidated	¥101,923	¥65,926	54.6%	$953

Note:

Transfers between segments are made at estimated arm’s-length prices. Segment Profit represents net sales less cost of sales and selling, general and administrative expenses.

Japan

Net sales in Japan to customers for the fiscal year ended March 31, 2005 increased by 14.5% (or ¥87,034 million) from ¥600,891 million to ¥687,925 million (U.S.$6,429 million) as compared to the fiscal year ended March 31, 2004. This increase was due to increased sales derived from all three of Komatsu’s operating segments.

Despite the slight decrease in construction spending in Japan, Komatsu’s net sales for the construction and mining equipment operating segment increased. Increased demand for used construction equipment overseas resulted in increased exports of used equipment and increased net sales of new construction equipment as Komatsu’s customers replaced their used equipment with new equipment. In the industrial machinery, vehicles and others operating segment, each division and subsidiary of Komatsu increased sales in response to increased demand by introducing high quality products having unique features. In the electronics operating segment, net sales increased as compared to the fiscal year ended March 31, 2004, despite decreased demand for silicon wafers from the third quarter of the fiscal year.

Segment profit for Japan for the fiscal year ended March 31, 2005 increased by 40.2% (or ¥16,550 million) from ¥41,175 million to ¥57,725 million (U.S.$539 million) as compared to the fiscal year ended March 31, 2004. This increase was primarily due to increased net sales derived from the export of used construction and mining equipment as discussed above, which offset increased production and logistics costs incurred by Komatsu to increase its production capacity within a short period of time to meet increased demand.

Americas

Net sales in the Americas for the fiscal year ended March 31, 2005 increased by 30.1% (or ¥83,355 million) from ¥276,725 million to ¥360,080 million (U.S.$3,365 million) as compared to the fiscal year ended March 31, 2004. Sales of construction and mining equipment increased in the Americas primarily due to increased sales of (i) construction equipment in North America primarily as a result of the favorable impact of robust housing construction in the United States and (ii) mining equipment in the resource-rich areas of the Americas. With respect to the electronics business, ASiMI increased its net sales in response to increased demand for polycrystalline silicon and monosilane gas, which contributed to increased net sales for this geographic segment.

Segment profit for the Americas for the fiscal year ended March 31, 2005 increased by 229.9% (or ¥17,221 million) from ¥7,492 million to ¥24,713 million (U.S.$231 million) as compared to the fiscal year ended March 31, 2004. This increase was primarily due to increased net sales of construction and mining equipment. ASiMI’s improved profitability resulting from the manufacture and sales of higher-margin products (such as monosilane gas) to semiconductors and LCD panel manufacturers, also contributed to the increase in segment profit for this geographic segment.

Europe

Net sales in Europe for the fiscal year ended March 31, 2005 increased by 37.1% (or ¥48,469 million) from ¥130,528 million to ¥178,997 million (U.S.$1,673 million) as compared to the fiscal year ended March 31, 2004. This increase in net sales was primarily due to increased demand for construction and mining equipment and the consolidation of Komatsu Forest AB, which accounted for approximately 70% of the total increase of net sales in Europe.

Segment profit for Europe for the fiscal year ended March 31, 2005 increased by 131.2% (or ¥ 6,789 million) from ¥5,175 million to ¥11,964 million (U.S.$112 million) as compared to the fiscal year ended March 31, 2004, as a result of increased net sales of construction and mining equipment, aggressive sales activities and the introduction of updated or new models.

Others

Net sales in the Others geographic segment for the fiscal year ended March 31, 2005 increased by 10.4% (or ¥19,512 million) from ¥188,274 million to ¥207,786 million (U.S.$1,942 million) as compared to the fiscal year ended March 31, 2004. This increase was primarily due to increased demand for construction and mining equipment in Southeast Asia, Oceania and the Middle East, which completely offset decreased demand for such equipment in China. The rapid economic growth of BRICs has led to an imbalance of supply and demand for primary commodities, and primary commodity prices have risen substantially. Mining sites throughout the world increased excavation activities and resource-rich countries invested the revenues derived from the increase in sale of commodities to build or upgrade their social infrastructure. As a result, demand for construction and mining equipment grew sharply in this geographic segment.

Segment profit for the Others geographic segment for the fiscal year ended March 31, 2005 decreased by 8.3% (or ¥1,211 million) from ¥14,667 million to ¥13,456 million (U.S.$126 million) as compared to the fiscal year ended March 31, 2004, primarily due to decreased profits in the Chinese market as increased profits in Asia, Oceania and the Middle East was not sufficient to completely offset the decrease in demand resulting from the credit-squeeze measures implemented by the Chinese government during the fiscal year ended March 31, 2005.

Net sales to customers recognized by sales destination for the fiscal years ended March 31, 2005 and 2004 were as follows :

	Millions of Yen		Percentage Change	Millions of U.S. dollars
	2005	2004	2005 vs. 2004	2005
Japan	¥521,135	¥483,749	7.7%	$4,870
Americas	359,572	277,302	29.7%	3,360

Europe	203,581	151,619	34.3%	1,903

China	55,837	87,127	-35.9%	522
Asia (excluding Japan, China) and Oceania	210,861	135,542	55.6%	1,971

Middle East and Africa	83,802	61,079	37.2%	783

Consolidated net sales	¥1,434,788	¥1,196,418	19.9%	$13,409

Comparison of Fiscal Years Ended March 31, 2004 and 2003

The following table sets forth selected consolidated financial and operating data, including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial line item between the indicated fiscal years.

Consolidated Statements of Income

	Millions of Yen				Percentage change
	Year Ended March 31
	2004		2003		2004 vs. 2003
Revenues and other
Net sales	¥1,196,418	100.0%	¥1,089,804	100.0%	9.8%
Interest and other income	11,945	1.0%	13,436	1.2%	-11.1%

Total	1,208,363	101.0%	1,103,240	101.2%	9.5%

Costs and expenses
Cost of sales	881,231	73.7%	815,557	74.8%	8.1%
Selling, general and administrative	249,261	20.8%	241,069	22.1%	3.4%
Interest	14,915	1.2%	14,693	1.3%	1.5%
Impairment loss on long-lived assets held for use	19,051		—		—
Other	16,869		19,016		-11.3%

Total	1,181,327	98.7%	1,090,335	100.0%	8.3%

Income before income taxes, minority interests and equity in earnings of affiliated companies	27,036	2.3%	12,905	1.2%	109.5%
Income taxes	(3,519)	-0.3%	5,968	0.5%	—

Income before minority interests and equity in earnings (losses) of affiliated companies	30,555	2.6%	6,937	0.6%	340.5%
Minority interests in income of consolidated subsidiaries	(3,839)		(2,877)		33.4%
Equity in earnings (losses) of affiliated companies	247		(786)		—
Income before cumulative effect of accounting change	26,963		3,274		723.5%
Cumulative effect of accounting change	—		(265)		—

Net income	¥26,963	2.3%	¥3,009	0.3%	796.1%

Net sales.

Consolidated net sales for the fiscal year ended March 31, 2004 increased by 9.8% (or ¥106,614 million) from ¥1,089,804 million to ¥1,196,418 million as compared to the fiscal year ended March 31, 2003, renewing the record-high figure achieved in the fiscal year ended March 31, 1998. While sales overseas increased 12.8% over the previous year, to ¥712,669 million, sales in Japan increased 5.6% over the previous year, to ¥483,749 million. While Komatsu achieved increased sales for all its operating segments over the previous year, the main factors for the increase are (1) increased sales of construction and mining equipment, especially in China and North America, (2) growth in orders for mining equipment in the second half period of the fiscal year ended March 31, 2004, (3) improved sales of industrial machinery, and (4) increased sales of electronics products.

Komatsu achieved a gain in overseas construction equipment sales by making the most of improved market conditions worldwide, especially in China and North America. Sales in China increased by 66.1% (3.2% contribution to consolidated net sales) compared to the fiscal year ended March 31, 2003, primarily due to the expanded demand for construction equipment, especially hydraulic excavators, as a result of (1) the buoyant demand in the construction industry and (2) the effect of consolidation of Komatsu Shantui Construction Machinery Corp. in August 2002. Sales in the Americas increased by 10.3% (2.4% contribution to consolidated net sales) primarily because of demand recovery in the United States supported by the corporate investment incentives by the U.S. government and an increased demand for construction of housing.

Mining equipment sales increased primarily due to a large-lot order in Indonesia Komatsu won during the second half of the fiscal year ended March 31, 2004 and increased demand in Australia, against the backdrop of the rise in commodity prices worldwide.

Sales in the industrial machinery, vehicles and others business for the fiscal year ended March 31, 2004 increased by 2.2% as compared to the fiscal year ended March 31, 2003, primarily due to aggressive sales and service efforts with a focus on products with unique features.

Sales in the electronics business for the fiscal year ended March 31, 2004 improved over the fiscal year ended March 31, 2003, mainly due to the expansion of the silicon wafer business in Taiwan.

Interest and Other Income.

Consolidated interest and other income for the fiscal year ended March 31, 2004 decreased by 11.1% (or ¥1,491 million) from ¥13,436 million to ¥11,945 million as compared to the fiscal year ended March 31, 2003. This decrease was primarily due to (1) the decrease in dividends income by ¥418 million mainly as a result of decreased dividends income from entities other than consolidated subsidiaries and (2) decrease of gain from the sale of fixed assets by ¥571 million, as compared to the fiscal year ended March 31, 2003.

Total Revenues and Other.

As a result of the above factors, consolidated total revenue for the fiscal year ended March 31, 2004 increased by 9.5% (or ¥105,123 million) from ¥1,103,240 million to ¥1,208,363 million as compared to the fiscal year ended March 31, 2003.

Cost of Sales.

Consolidated cost of sales for the fiscal year ended March 31, 2004 increased by 8.1% (or ¥65,674 million) from ¥815,557 million to ¥881,231 million as compared to the fiscal year ended March 31, 2003. This increase was mostly due to increased sales. However, percentage increase of cost of sales (8.1%) was lower than that of net sales (9.8%), primarily due to Komatsu’s efforts to manage and reduce production costs consisting of variable production costs, such as procurement costs and engineering costs, as well as manufacturing fixed costs, such as personnel and related costs, rent and depreciation costs.

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

Komatsu launched the market introduction of “Dantotsu products” which demonstrate a substantial reduction of production costs compared with the corresponding existing models during the fiscal year ended March 31, 2004. The effect of such production cost reduction achieved by “Mother Plants” in the development stage has become visible in the cost of sales for the fiscal year ended March 31, 2004, after having transferred the standardized technologies from “Mother Plants” to other plants around the world. Cost of sales to sales ratio for the fiscal year ended March 31, 2004 improved by 1.1 points to 73.7% as compared to 74.8% in the fiscal year ended March 31, 2003, primarily by such efforts to reduce production cost in this manner.

Selling, General and Administrative Expenses.

Consolidated selling, general and administrative expenses (SG&A) for the fiscal year ended March 31, 2004 increased by 3.4% (or ¥8,192 million) from ¥241,069 million to ¥249,261 million as compared to the fiscal year ended March 31, 2003. As Komatsu continued its efforts to reduce SG&A fixed cost, SG&A to sales ratio fell by 1.3 points from the fiscal year ended March 31, 2003 to 20.8%, and thus the increase in SG&A was primarily due to the increase in direct selling expenses and other factors accompanying the increase in net sales.

Consolidated research and development expenses for the fiscal year ended March 31, 2004 increased by 9.2% (or ¥3,575 million) from ¥39,027 million to ¥42,602 million as compared to the fiscal year ended March 31, 2003. In terms of a percentage of net sales, the research and development expenses for the fiscal year ended March 31, 2004 (3.56%) remained at the same level as the fiscal year ended March 31, 2003 (3.58%).

Impairment Loss on Long-Lived Assets Held for Use.

In the fiscal year ended March 31, 2004, ASiMI appraised its fixed assets of the Butte plant, which Komatsu recognized an impairment loss during the fiscal year ended March 31, 2002, using estimated future cash flows and recorded an additional impairment loss of ¥17,534 million on such assets based on the assumption that the business environment will remain unfavorable with an excess supply in the market of polycrystalline silicon as well as intensified pricing competition in silicon wafers.

Other Expenses.

Consolidated other expenses for the fiscal year ended March 31, 2004 decreased by 11.3% (or ¥2,147 million) from ¥19,016 million to ¥16,869 million as compared to the fiscal year ended March 31, 2003. This decrease primarily consisted of the following factors: (1) decrease in loss on marketable securities by approximately ¥8,400 million as compared to the fiscal year ended March 31, 2003 from ¥8,900 million to ¥500 million, (2) increase of loss on disposal or sale of fixed assets by approximately ¥5,200 million (from a gain of approximately ¥1,800 million to a loss of approximately ¥3,400 million) as a result of the sale of the land and buildings of Komatsu Silicon America, Inc., and (3) increase of foreign exchange loss by approximately ¥1,800 million.

Total Costs and Expenses.

As a result of the above factors, consolidated total costs and expenses for the fiscal year ended March 31, 2004 increased by 8.3% (or ¥90,992 million) from ¥1,090,335 million to ¥1,181,327 million as compared to the fiscal year ended March 31, 2003.

Income Before Income Taxes, Minority Interests and Equity in Earnings (Losses) of Affiliated Companies.

Consolidated income (loss) before income taxes, minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2004 increased by ¥14,131 million from ¥12,905 million to ¥27,036 million as compared to the fiscal year ended March 31, 2003 as total net sales increased at a greater percentage amount than the cost of sales.

Total Income Taxes.

Total consolidated income taxes for the fiscal year ended March 31, 2004 decreased by ¥9,487 million from an income tax provision of ¥5,968 million to an income tax benefit of ¥3,519 million.

The decrease was mainly due to the recognition of deferred tax asset of ¥17,504 million during the fiscal year ended March 31, 2004 relating to its investment in Komatsu Silicon America, Inc., reflecting the tax benefit soon to be realized upon the deduction of its investment for tax purposes. The loss had previously been recognized for financial reporting in 2002 and 2003. The combined statutory tax rates for the fiscal years ended March 31, 2004 and 2003 were both 41.7%. The actual effective tax rate was negative 13.0% for the fiscal year ended March 31, 2004 and a positive 46.2% for the fiscal year ended March 31, 2003. The negative percentage in actual effective tax rate was due primarily to the recognition of such deferred tax asset relating to its investment in KSA. For additional information, please refer to Note 15 of the Notes to Consolidated Financial Statement included elsewhere in this report.

Income Before Minority Interests and Equity in Earnings (Losses) of Affiliated Companies.

Consolidated income before minority interests and equity in earnings (losses) of affiliated companies for the fiscal year ended March 31, 2004 increased by ¥23,618 million from ¥6,937 million to ¥30,555 million as compared to the fiscal year ended March 31, 2003. This increase was due to three factors: (1) increased Segment Profit of ¥65,926 million; (2) negative impact of ¥19,051 million impairment loss in 2004; and (3) a ¥9,487 million decrease of income tax described above.

Minority Interests in Income of Consolidated Subsidiaries.

Consolidated minority interests in income of subsidiaries for the fiscal year ended March 31, 2004 increased by ¥962 million from ¥2,877 million to ¥3,839 million as compared to the fiscal year ended March 31, 2003. This increase was primarily attributable to the fact that Komatsu Shantui Construction Machinery Co., Ltd., which produces and sells construction equipment in China, and Formosa Komatsu Silicon Corporation, which manufactures and sells silicon wafers used in semiconductors, enjoyed favorable earnings performances during the fiscal year ended March 31, 2004.

Equity in Earnings (Losses) of Affiliated Companies.

Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2004 increased by ¥1,033 million from a loss of ¥786 million to an income of ¥247 million as compared to the fiscal year ended March 31, 2003. This increase was primarily due to the improved earnings of affiliated companies which Komatsu accounts for using the equity accounting method.

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

Net Income.

As a result of the factors indicated above, the consolidated net income for the fiscal year ended March 31, 2004 increased by ¥23,954 million from ¥3,009 million to ¥26,963 million, as compared to the fiscal year ended March 31, 2003. Accordingly, basic net income per share rose to ¥27.17 for the fiscal year ended March 31, 2004 from ¥3.09 for the fiscal year ended March 31, 2003. Diluted net income per share rose to ¥27.16 for the fiscal years ended March 31, 2004 from ¥3.09 for the fiscal year ended March 31, 2003.

Management Indices

	Fiscal Years Ended March 31				Percentage Change
	2004		2003		2004 vs. 2003
Segment Profit	¥65,926	million	¥33,178	million	98.7%
Return on Assets (ROA)	2.0%		1.0%		1.0points
Net DER	0.91		1.13		-0.22

Segment Profit.

Segment Profit for the fiscal year ended March 31, 2004 increased by 98.7% from ¥33,178 million to ¥65,926 million as compared to the fiscal year ended March 31, 2003. This increase was primarily due to the increase in segment profit of construction and mining equipment business by 86.0% (or ¥24,918 million) as a result of the increase of sales volume and the decrease in the fixed costs by approximately ¥5,700 million.

Return on Assets.

Return on assets for the fiscal year ended March 31, 2004 increased by 1.0 points from 1.0% to 2.0% as compared to the fiscal year ended March 31, 2003. This increase was primarily due to the improvement of income before income taxes, minority interests and equity in earnings (losses) of affiliated companies, by approximately doubling from ¥12,905 million to ¥ 27,036 million.

Net DER.

Net DER for the fiscal year ended March 31, 2004 decreased from 1.13 to 0.91 as compared to the fiscal year ended March 31, 2003. This decrease was primarily due to (1) the decrease in the net debt by ¥59,728 million from ¥448,326 million to ¥388,598 million and (2) the increase in shareholders’ equity by ¥30,141 million from 395,366 million to 425,507 million.

Performance by Operating Segments

	Millions of Yen		Percentage Change
	2004	2003	2004 vs. 2003
Net sales:
Construction and Mining Equipment
Customers	¥863,244	767,840	12.4%
Intersegment	9,743	6,620	47.2%

Total	872,987	774,460	12.7%

Industrial Machinery, Vehicles and Others
Customers	241,991	236,782	2.2%
Intersegment	45,240	37,754	19.8%

Total	287,231	274,536	4.6%

Electronics
Customers	91,183	85,182	7.0%
Intersegment	142	159	-10.7%

Total	91,325	85,341	7.0%

Elimination	(55,125)	(44,533)	23.8%

Consolidated Net Sales	¥1,196,418	1,089,804	9.8%

Segment Profit (loss):
Construction and Mining Equipment	¥53,908	¥28,990	86.0%
Industrial Machinery, Vehicles and Others	11,251	8,841	27.3%
Electronics	4,556	(849)	—

Total	69,715	36,982	88.5%

Corporate expenses and elimination	(3,789)	(3,804)	-0.4%

Consolidated Segment Profit	¥65,926	33,178	98.7%

Note:

Transfers between segments are made at estimated arm’s-length prices. Segment Profit (loss) represents net sales less cost of sales and selling, general and administrative expenses.

Construction and Mining Equipment

Net Sales from construction and mining equipment operating segment for the fiscal year ended March 31, 2004 increased by 12.4% (or ¥95,404 million) from ¥767,840 million to ¥863,244 million as compared to the fiscal year ended March 31, 2003. This 12.4% increase in net sales was primarily attributable to (1) the increase in demand and sales in the overseas market, especially North America and China which contributed 3.5% and 3.9% to the increase, respectively, and (2) growth in orders for mining equipment in the second half period of the fiscal year ended March 31, 2004.

In the United States, after four years of decline, demand for construction and mining equipment upturned, fueled by corporate investment incentives by the U.S. Government coupled with an increase in demand for new houses. In addition, Komatsu America Corp. continued to focus its efforts to expand the sales of GALEO series equipment, while working to enhance its product development and customer support capabilities and strengthen its sales force. As a result, Komatsu’s net sales of construction and mining equipment in the Americas increased by 13.3% as compared to the fiscal year ended March 31, 2003.

In China, demand continued to demonstrate sizable growth for the fiscal year ended March 31, 2004 as a result of buoyant demand in construction industry. Komatsu focused its efforts on expanding the local production capacity and broadening the product range of construction and mining equipment. Komatsu Shantui Construction Machinery Co., Ltd. continued to enhance production and sales of hydraulic excavators, especially the mainstay PC200 model. Sales of smaller PC60 models of which the company started production during the year steadily increased. Komatsu (Changzhou) Construction Machinery Corp. expanded sales of 30 and 40-ton class hydraulic excavators in response to growth in demand for larger equipment. By making full use of its training center in Changzhou, the company continued to support distributors in their efforts to strengthen sales and service capabilities. As a result, Komatsu accomplished growth in sales in China by 66.6% in the fiscal year ended March 31, 2004 as compared to the fiscal year ended March 31, 2003 mainly due to the increase in demand for hydraulic excavators.

Mining equipment sales increased primarily due to a large-lot order Komatsu won in Indonesia during the second half of the fiscal year ended March 31, 2004 and increased demand in Australia, against the backdrop of the rise in commodity prices worldwide.

Segment profit for the construction and mining equipment operating segment for the fiscal year ended March 31, 2004 increased by 86.0% (or ¥24,918 million) from ¥28,990 million to ¥53,908 million as compared to the fiscal year ended March 31, 2003. This increase was primary due to the increase of sales, especially North America and China, and reduction of production cost through launch of new products by utilizing “Mother Plants”.

Industrial Machinery, Vehicles and Others

Net sales of industrial machinery, vehicles and others operating segment for the fiscal year ended March 31, 2004 increased by 2.2% (or ¥5,209 million) from ¥236,782 million to ¥241,991 million as compared to the fiscal year ended March 31, 2003. This increase was primarily due to the improved sales of products such as large presses and crankshaft millers, reflecting increased capital outlays of automobile manufacturers around the world. Komatsu launched new models in this business segment, which contributed the improvement in sales.

Segment profit for the industrial machinery, vehicles and others operating segment for the fiscal year ended March 31, 2004 increased by 27.3% (or ¥2,410 million) from ¥8,841 million to ¥11,251 million as compared to the fiscal year ended March 31, 2003. This 27.3% increase in segment profit was substantially higher than the 2.2% increase in net sales, primarily because of (1) Komatsu’s continued efforts to reduce both production cost and SG&A fixed cost by approximately ¥1,100 million and (2) market introduction of new products with unique features.

Electronics

Net sales from electronics operating segment for the fiscal year ended March 31, 2004 increased by 7.0% (or ¥6,001 million) from ¥85,182 million to ¥91,183 million as compared to the fiscal year ended March 31, 2003. This increase was primarily due to the fact that Komatsu captured increased demand in the semiconductor industry in Asia, especially Taiwan by providing high quality products to meet the customers’ requirement and increasing the prime wafers ratio with a focus on annealed and epitaxial wafers.

Sales in Japan increased by 9.5% to ¥49,011 million because of increased demand in semiconductor industry and firm price of products. Sales outside of Japan increased by 4.3% to ¥42,172 million supported by improved business results of Formosa Komatsu Silicon Corporation, a Taiwanese subsidiary of Komatsu Electronic Metals Co., Ltd.

Segment profit for the electronics operating segment for the fiscal year ended March 31, 2004 increased by ¥5,405 million from a loss of ¥849 million to an income of ¥4,556 million as compared to the fiscal year ended March 31, 2003. This improvement in profitability resulted primarily from (1) the improved business result of Komatsu Electronic Metals Co., Ltd., especially Formosa Komatsu Silicon Corporation, achieved by meeting customers’ requirements for high quality by diligent efforts such as an increase of prime wafers ratio, focusing on annealed and epitaxial wafers and (2) improved profitability of ASiMI by decreasing its loss for the second consecutive years.

Performance by Geographic Segments

The following information shows net sales and Segment Profit recognized by geographic origin for the fiscal years ended March 31, 2004 and 2003.

	Millions of yen		Percentage Change
	2004	2003	2004 vs. 2003
Net sales:
Japan—
Customers	¥600,891	¥558,798	7.5%
Intersegment	193,245	161,037	20.0%
Total	794,136	719,835	10.3%

Americas—
Customers	276,725	257,351	7.5%
Intersegment	15,057	10,661	41.2%
Total	291,782	268,012	8.9%

Europe —
Customers	130,528	132,165	-1.2%
Intersegment	13,531	10,240	32.1%
Total	144,059	142,405	1.2%

Others—
Customers	188,274	141,490	33.1%
Intersegment	8,644	8,124	6.4%
Total	196,918	149,614	31.6%

Elimination	(230,477)	(190,062)	—

Consolidated	¥1,196,418	¥1,089,804	9.8%

Segment Profit (loss):

Japan	¥41,175	¥25,748	59.9%
Americas	7,492	(1,913)	—
Europe	5,175	2,793	85.3%
Others	14,667	8,971	63.5%

Corporate and elimination	(2,583)	(2,421)	—

Consolidated	¥65,926	¥33,178	98.7%

Note:

Transfers between segments are made at estimated arm’s-length prices. Segment Profit (loss) represents net sales less cost of sales and selling, general and administrative expenses.

Japan

Net sales to customers in Japan for the fiscal year ended March 31, 2004 increased by 7.5% (or ¥42,093 million) from ¥558,798 million to ¥600,891 million as compared to the fiscal year ended March 31, 2003. This increase was primarily due to an increase in exports of used equipment from Japan against the backdrop of accelerating overseas demand for used equipment and subsequent demand for investment in Japan to replace used equipment with new equipment, especially for hydraulic excavators and mini excavators.

Segment profit for Japan for the fiscal year ended March 31, 2004 increased by 59.9% (or ¥15,427 million) from ¥25,748 million to ¥41,175 million as compared to the fiscal year ended March 31, 2003. Segment profit in Japan increased by a substantially higher percentage than the 7.5% increase in net sales primarily due to the increase in export sales of construction equipment noted above and the improved sales of products in the industrial machinery, vehicles and others business such as large presses and crankshaft millers, as a result of increased capital outlays of automobile manufacturers around the world.

Americas

Net sales to customers in the Americas for the fiscal year ended March 31, 2004 increased by 7.5% (or ¥19,374 million) from ¥257,351 million to ¥276,725 million as compared to the fiscal year ended March 31, 2003. The major factor that contributed to the 7.5% increase in sales in the Americas was the increase in demand for construction and mining equipment in the United States after four years of decline.

Segment profit for the Americas for the fiscal year ended March 31, 2004 recognized an income after three years of recognizing a loss and increased by ¥9,405 million from a loss of ¥1,913 million to an income of ¥7,492 million as compared to the fiscal year ended March 31, 2003. This recovery is primarily due to the increase in construction and mining equipment sales. Improved profitability of ASiMI also contributed segment profit increase through the effort to manufacture and sell higher margin products, such as monosilane gas to semiconductors manufacturers and LCD panel manufacturers.

Europe

Net sales to customers in Europe for the fiscal year ended March 31, 2004 decreased by 1.2% (or ¥1,637 million) from ¥132,165 million to ¥130,528 million as compared to the fiscal year ended March 31, 2003. This decrease in net sales was due primarily to (1) the reduction of distribution cost by consolidating all marketing capabilities at Komatsu Europe International N.V. and (2) selective acceptance of orders taking the fierce price competition into account. Segment profit for Europe for the fiscal year ended March 31, 2004 increased by 85.3% (or ¥2,382 million) from ¥2,793 million to ¥5,175 million as compared to the fiscal year ended March 31, 2003, as a result of the reduction of distribution cost mentioned above.

Others

Net sales to customers in Others geographic segment for the fiscal year ended March 31, 2004 increased by 33.1% (or ¥46,784 million) from ¥141,490 million to ¥188,274 million as compared to the fiscal year ended March 31, 2003. This increase was primarily due to an increase in demand (1) for mining equipment in mining regions such as Indonesia, Australia and South Africa, and (2) for construction equipment in China, Southeast Asia and Oceania. Mining equipment sales increased primarily due to a large-lot order in Indonesia Komatsu won during the second half of the fiscal year ended March 31, 2004 and increased demand in Australia, against the backdrop of the rise in commodity prices worldwide. The impressive demand growth in China over the previous year particularly contributed to the increase in net sales in Others geographic segment.

Segment profit for Others geographic segment for the fiscal year ended March 31, 2004 increased by ¥5,696 million from ¥8,971 million to ¥14,667 million as compared to the fiscal year ended March 31, 2003, primarily due to the increase in demand for construction equipment in China, Southeast Asia and Oceania. The increase was also supported by the improved business results of Formosa Komatsu Silicon Corporation by ¥1,479 million.

Net sales recognized by sales destination for the fiscal years ended March 31, 2004 and 2003 were as follows, excluding intersegment sales:

	Millions of Yen		Percentage change
	2004	2003	2004 vs. 2003
Japan	¥483,749	¥458,000	5.6%
Americas	277,302	251,371	10.3%
Europe	151,619	145,455	4.2%
China	87,127	52,465	66.1%
Asia (excluding Japan, China) and Oceania	135,542	123,712	9.6%
Middle East and Africa	61,079	58,801	3.9%

Consolidated net sales	¥1,196,418	¥1,089,804	9.8%

B. Liquidity and Capital Resources

Funding and Liquidity Management

Komatsu’s principal capital resources policy is to maintain sufficient capital resources in order to be prepared to respond promptly to future capital needs in its operations and to maintain an appropriate level of liquidity.

Komatsu expects to provide funding for future capital expenditures and working capital through cash generated by its operations and capital raising activities. Komatsu’s interest-bearing debt as of March 31, 2005 totaled ¥432,291 million (U.S.$4,040 million), down ¥27,777 million from the previous fiscal year end, and net interest-bearing debt after deducting cash and deposits also decreased by ¥53,869 million to ¥334,729 million (U.S.$3,128 million). These amounts decreased due to the repayment by Komatsu of interest-bearing debt using cash provided by operating and investing activities. As a result, Komatsu’s net debt-to-equity ratio as of March 31, 2005 decreased by 0.21 points to 0.70, an improvement from the previous fiscal year.

Komatsu’s short-term debt as of March 31, 2005 decreased by ¥12,100 million to ¥84,957 million (U.S.$794 million), while long-term debt including current maturities decreased by ¥15,677 million to ¥347,334 million (U.S.$3,246 million) over the same period as compared to the previous fiscal year end. Short-term debt primarily consists of short-term bank loans and is used as working capital by the group companies. As of March 31, 2005, long-term debt consisted of (i) ¥176,023 million in loans from banks, insurance companies and other financial institutions, (ii) ¥58,207 million in Euro Medium Term Notes (“EMTN”), (iii) ¥7,625 million in Senior Notes due 2005 (payable in U.S. dollars), (iv) ¥35,000 million in unsecured bonds due 2006, ¥20,000 million in unsecured bonds due 2007, (v) ¥10,000 million in unsecured bonds due 2009, and (vi) ¥40,479 million in capital lease obligations, most of which are used primarily for capital expenditures and long-term working capital. For additional information about interest rates and maturity dates for these borrowings, please refer to Note 11 of the Notes to Consolidated Financial Statements included elsewhere in this report. The Company has established a program under which it may issue up to ¥100 billion in new bonds; and the Company, Komatsu Finance America Inc. and Komatsu Europe Coordination Center N.V. together have in place an EMTN Program pursuant to which they can borrow up to U.S.$1.2 billion in the aggregate to fulfill their medium- to long-term funding needs.

In addition, the Company and certain of its consolidated subsidiaries have established a program to securitize trade notes and accounts receivables for the purpose of accelerating the receipt of cash related to its finance receivables and diversifying its funding source. As of March 31, 2005, Komatsu had ¥139,559 million (U.S.$1,304 million) of securitized receivables and such receivables are not reflected in Komatsu’s consolidated balance sheet.

Despite the increase in receivables and inventories due to increased sales, Komatsu’s working capital as of March 31, 2005 decreased by ¥18,682 million to ¥172,998 million (U.S.$1,617 million) as trade payables and current maturities of long-term debt increased by a greater amount. The current ratio as of March 31, 2005 was 126.9%, which decreased by 10.0 points as compared to the previous fiscal year. Based on the current working capital amount and the current ratio, we believe that we maintain an adequate level of liquidity. Short-term funding demand is mainly covered by cash flows from operating activities, bank loans, securitized receivables and commercial paper. The Company has in place a program under which it may issue commercial paper up to ¥50,000 million (U.S.$467 million). As of March 31, 2005, the unused amount of such commercial paper program was ¥50,000 million. Komatsu and certain consolidated subsidiaries have entered into committed credit line agreements totaling ¥45,656 million (U.S.$427 million) with finance institutions and as of March 31, 2005, the aggregate unused amount of such committed credit line was ¥35,476 million (U.S.$332 million).

Cash Flows

Set forth below is the condensed consolidated statements of cash flows for the fiscal years ended March 31, 2005, 2004 and 2003:

Condensed Consolidated Statements of Cash Flows

	Millions of yen			Millions of U.S. dollars
	2005	2004	2003	2005
Net cash provided by operating activities	¥121,369	¥117,290	¥48,257	$1,134

Net cash used in investing activities	(37,731)	(40,931)	(36,018)	(353)

Net cash provided by (used in) financing activities	(57,835)	(78,971)	18,846	(540)

Effect of exchange rate change on cash and cash equivalents	301	(2,134)	(325)	3

Net increase (decrease) in cash and cash equivalents	26,104	(4,746)	30,760	244

Cash and cash equivalents, beginning of year	71,406	76,152	45,392	667

Cash and cash equivalents, end of year	¥97,510	¥71,406	¥76,152	$911

Net cash provided by operating activities for the fiscal year ended March 31, 2005 increased by ¥4,079 million to ¥121,369 million (U.S.$1,134 million) compared to the previous fiscal year. While Komatsu required a greater amount of working capital in light of increased demand for Komatsu’s products for the fiscal year ended March 31, 2005, Komatsu recorded an increase in net cash provided by operating activities as compared to the previous fiscal year as a result of further improved business results.

Net cash used in investing activities for the fiscal year ended March 31, 2005 decreased by ¥3,200 million to ¥37,731 million (U.S.$353 million) as compared to the previous fiscal year. Although Komatsu continued to make capital investments to enhance its production capabilities and productivity in Japan and overseas similar to the previous fiscal year, net cash used in investing activities decreased for the fiscal year ended March 31, 2005 as compared to the previous fiscal year as such capital investments were partially offset by proceeds received from the sale of land on which the former Kawasaki Plant was situated.

Net cash used in financing activities decreased by ¥21,136 million to ¥57,835 million (U.S.$541 million) from the previous fiscal year. Komatsu continued to pay interest-bearing debt, while the amount of net cash used in financing activities decreased as Komatsu repaid a lower amount of interest-bearing debt for the fiscal year ended March 31, 2005 as compared to the fiscal year ended March 31, 2004.

As a result, cash and cash equivalents as of March 31, 2005 totaled ¥97,510 million (U.S. $911 million), an increase of ¥26,104 million compared to the previous fiscal year.

Capital Expenditures

With a focus on the construction and mining equipment operating segment, Komatsu invested in the development and production of new products that would satisfy the Tier III emission standards and the improvement of operating efficiency of its production lines to improve the competitiveness of its production. In addition, in light of the increased worldwide demand for construction and mining equipment, Komatsu made investments in Japan to increase the production capacity of component parts manufactured in Japan, such as hydraulics and brake systems. With respect to the electronics operating segment, in addition to making investments to increase the production capacity of 300mm silicon wafers, Komatsu also invested capital to improve the quality of its products and the productivity of its production lines, particularly with respect to its 200mm wafers.

As a result, Komatsu’s capital expenditures on a consolidated basis for the fiscal year ended March 31, 2005 was ¥89,019 million (U.S.$832 million), an increase of ¥10,970 million from the previous fiscal year.

C. Research and Development, Patents and Licenses, etc.

Komatsu actively promotes research and development activities of new technologies and products consistent with its commitment to “Quality and Reliability”. Komatsu’s research and development activities are conducted by various groups within Komatsu. With respect to the construction and mining equipment operating segment, the Research Division and the Development Division as well as development centers which focus on construction and mining equipment are involved in the research and development activities. The Industrial Machinery Division is responsible for research and development activities relating to the industrial machinery, vehicles and others business, and the technology departments of Komatsu’s subsidiaries and affiliates are responsible for research and development activities relating to the electronics business.

The following table presents Komatsu’s research and development expenses for the fiscal years ended March 31, 2005, 2004 and 2003. Research and development expenses are charged when incurred.

	Millions of yen			Millions of U.S.Dollars
R&D expenses	2005	2004	2003	2005
Construction and Mining Equipment	31,273	27,326	23,602	292
Industrial Machinery, Vehicles and Others	8,915	9,511	9,659	83
Electronics	6,260	5,765	5,766	59

Total	¥46,448	¥42,602	¥39,027	434

The objectives and results of research and development activities by operating segment for the fiscal year ended March 31, 2005 are described below.

(1) Construction and Mining Equipment

With the goal of developing construction and mining equipment that can be used in various parts of the world, Komatsu has established research and development centers in Japan and overseas and has encouraged joint research and development programs and personnel exchanges. Under the overriding mission to help raise customers’ productivity, Komatsu’s medium- and long-term research and development objectives are to make advancements in the use of information technology and increase the environmental friendliness of its products.

Komatsu has been engaged in the research and development of information technology, including remote management technology (which enables remote management of equipment by obtaining information on machine locations, operating conditions and vehicle health using state-of-the-art remote sensing and telecommunication technologies), control technology and artificial intelligence. Construction and mining equipment with control systems and management systems using these technologies have been rapidly penetrating the construction and mining equipment market and Komatsu is making efforts towards the complete automation of its equipment.

In addition to developing products that satisfy the Tier II emissions regulations for diesel engines, Komatsu has made advances in research and development relating to energy conservation, component recycling and reuse, and the evaluation of environmental loads through lifecycle assessment (“LCA”) techniques based on the belief that it is possible to reduce environmental burdens while achieving economical efficiency. Moreover, Komatsu has worked to improve the working conditions of machine operators by developing safer machines and reducing the noise and vibration of its machines.

The principal products developed during the fiscal year ended March 31, 2005 are listed below:

Company	Product	Model
Komatsu Ltd.	Hydraulic excavator	PC220-7
	Bulldozers	D41-6, D61EX-15, D61PX-15
	Wheel loaders	WA150PT-5, WA320PT-5
	Motor graders	GD405A-3, GD755-3, GH320-3
	Mobile debris crusher	BR300S-2
	Engine	12M140 Marine engine
Komatsu Zenoah Co.:	Mini hydraulic excavators	PC18MR-2, PC20MR-2, PC30UU, PC38UU
Komatsu Hanomag GmbH:	Wheel loaders	WA65-5, WA70-5, WA80-5
Komatsu Utility Europe S.p.A.:	Telescopic handlers	WH609, WH613,WH713,WH714, H716

(2) Industrial Machinery, Vehicles and Others

Research and development in the industrial machinery, vehicles and others operating segment is principally conducted in the fields of large presses and sheet-metal forging machines (by Komatsu Industries Corporation), machine tools (by Komatsu Machinery Corporation), industrial vehicles for logistics use (by Komatsu Forklift Co., Ltd.) and outdoor power equipment (by Komatsu Zenoah Co).

In the field of industrial machinery, Komatsu has focused on developing functional enhancements and increasing automation of peripheral equipment in order to respond to the growing customer need to increase the productivity and flexibility of large presses and sheet-metal forging equipment. Komatsu has developed a high-speed transfer press equipped with a transfer feeder designed for large presses, an AC servo module press (H7-7M4200), a large-sized AC servo press brake (PAS1253NET), as well as a large-sized twister fine plasma-cutting machine (TFPL-MC) and pin grooving machine (GPL200). With respect to industrial vehicles, Komatsu has developed a 2-ton class wheeled loader meeting emissions regulations, forklift trucks such as 4-ton and 5-ton class engine-powered forklift trucks meeting emissions regulations (FD series), and 1-ton and 2-ton class engine-powered forklift trucks (FG series). In the field of outdoor power equipment, Komatsu has developed blowers as well as chainsaws equipped with unique features such as easy start-up or easy tightening of the saw.

(3) Electronics

Komatsu’s research and development activities in the electronics operating segment have principally focused on electronic materials, communication equipment and temperature control equipment. With respect to electronics materials, demand by semiconductor device makers for high quality silicon wafers that have greater chip density, greater capacity and smaller line width have been increasing. In response to the needs of semiconductor device makers, KEM has conducted research and development activities to advance the technologies used in the manufacturing processes of single crystals, wafers treatment, heat treatment and epitaxial growth, to improve the wafer evaluation techniques and to develop the next-generation of wafers, such as 300mm wafers. As a result of its efforts, KEM has developed silicon single crystals with lower defect rates, high-quality epitaxial annealed wafers, super-flat, high-purity wafers and high-quality 300mm wafers. With respect to temperature control equipment, Komatsu Electronics, Inc. has engaged in the research and development of high-performance temperature control equipment, such as high precision cooling plates, high-performance thermoelectric module heat-exchange units and micro thermo-modules for use in optical communications.

D. Trend information

Komatsu’s basic policies and strategies will not change for the fiscal year ending March 31, 2006. After achieving its goals of the mid-range management plan, Komatsu’s management has set a new goal of attaining a Segment Profit ratio of 10%, starting with the construction and mining equipment operating segment. While there are concerns of adverse factors, such as further increases in primary commodities prices and drastic fluctuations in the foreign currency exchange rates, negatively affecting Komatsu’s business, Komatsu will strive to boost its profitability by improving its competitiveness based on its “Spirit of Manufacturers” principle and implementing reforms to its sales and production planning procedures.

With respect to product development, Tier III emissions regulations will take effect in the United States and Europe in January 2006. Komatsu expects to launch new models that satisfy Tier III emissions regulations by such time. While working to ensure a successful market introduction of these products by placing priority on maintaining the quality of such new models, Komatsu will also work to enhance its profitability by establishing appropriate prices for these new models.

Komatsu plans to reform sales and production planning procedures to achieve optimal production on a global basis by monitoring the operational conditions of each plant and equalizing the volume of production for each plant. Using data gathered by its information technology systems, such as KOMTRAX asset management system installed on its customer’s equipment, Komatsu is well positioned to analyze real-time market conditions. Komatsu will detect any signs of demand change as soon as they surface and work to improve production efficiency. In order for each plant to attain top-level cost competitiveness in its respective geographic region, Komatsu will promote optimal procurement and logistics reform on a global basis, while improving production technologies.

Construction and Mining Equipment

With respect to the construction and mining equipment operating segment, Komatsu anticipates that demand will continue to grow worldwide, such as in the world’s largest market of North America and Southeast Asia, the Middle East and CIS, where investments are projected to expand in energy-related sectors and infrastructure developments. In the “Greater Asia” region (i.e., the geographic region covering Southeast Asia, China, India, the Middle East and CIS) where Komatsu has established a strong market position and Komatsu’s management expects markets to expand, Komatsu plans to make further efforts to strengthen its business operations, including expanding its customer support networks. In the United States and Europe, in addition to expanding and reinforcing its network of distributors, Komatsu will reinforce its position by introducing “Dantotsu products”. In Japan, Komatsu will continue to develop and expand a new business model for the rental equipment business taking advantage of its information technology.

In China, the market slowed down substantially for the fiscal year ended March 31, 2005, as the Chinese government’s implementation of credit squeeze measures in the cement, aluminum, steel and real estate industries as well as the consolidation of industrial parks discouraged construction and mining equipment investment. As a result, the demand level for construction and mining equipment decreased to a level recorded in 2001. Komatsu’s management believes that the demand level recorded in early spring in China is an important indicator for determining the outlook of its construction and mining equipment business in China since demand usually increases after the Chinese New Year. Since the Chinese New Year in 2005, the monthly rate by which demand for construction and mining equipment has been declining has decreased when compared to the corresponding month one year earlier. As of the filing date of this report, demand levels have recovered to a point where they exceed the demand levels recorded in 2002, and Komatsu’s management expects demand levels to remain at a level higher than the demand levels recorded in 2002 but lower than the demand levels recorded in 2003. In addition, the data acquired from KOMTRAX indicates an increase in operating hours of Komatsu’s customers’ equipment. While the Chinese government’s macro economic controls to curtail economic overheating are still in place, the relevant data indicate that the demand for construction and mining equipment may have bottomed out at the end of 2004. Taking into account the Chinese governments’ efforts to reduce regional economic differences and to develop competitive industries while responding to environmental problems, the rate of market recovery is expected to differ depending on the region and industry. Some growth is expected in the northeastern and western regions where the decrease in demand was relatively small during the fiscal year ended March 31, 2005. Komatsu’s management expects aggressive investments to continue in the energy sector, such as oil and coal, as well as in the port and railway industries which transport such raw materials. While Komatsu’s management believes that the Chinese economy as a whole will enter into a stable growth phase, temporary disruption and stagnation could occur due to political and economic factors, thereby negatively affecting Komatsu’ s results of operations.

Prices of primary commodities, such as crude oil and minerals, continue to increase due to the imbalance of supply and demand primarily attributable to the rapid growth in the BRICs. The price increase of primary commodities could serve as a tailwind for Komatsu’s business since Komatsu’s construction and mining equipment is used at mining sites around the world. In addition, Komatsu’s construction equipment business may benefit as revenues generated from an increase in sale of primary commodities may result in resource-rich countries investing such revenues to improve their infrastructure. However, if primary commodities prices continue to increase, the price increase of primary commodities could increase the cost of materials for Komatsu’s products and thus adversely affect Komatsu’s results of operations. To manage this increase in cost, Komatsu plans to reduce other production costs and shift some costs to its customers by increasing the prices of its products. In the mining equipment market where strong demand is expected to continue, Komatsu will reinforce its repair and maintenance business, in addition to accelerating the sales of its equipment. Komatsu also plans to develop and manufacture products that can be distinguished from its competitors to provide Komatsu a competitive advantage.

Industrial Machinery, Vehicles and Others

The demand for industrial machinery, vehicles and others has been expanding against the backdrop of aggressive investments by automobile manufacturers around the world for the last few years. Under such market conditions, Komatsu’s products with unique features have been well received in the market. Products such as the Hybrid AC Servo Press series which incorporate state-of-the-art technology that enable it to forge metals to high-precision standards at lower noise levels as compared to conventional mechanical presses have received brisk orders. The number of orders that the Industrial Machinery Division of the Company had not fulfilled as of March 31, 2005 was 2.4 times larger than the number as of the previous fiscal year-end. The number of orders that Komatsu Industries Corporation and Komatsu Machinery Corporation have yet to complete as of March 31, 2005 has increased even more than the Industrial Machinery Division of the Company reaching 2.6 times and 3.4 times, respectively, of the number as of the previous fiscal year-end. Komatsu will work to improve profits by introducing new and unrivaled products that have special features that can be differentiated from its competitors.

During the fiscal year ended March 31, 2005, Komatsu Forklift Co., Ltd. launched the LEO-NXT-V series, which improved its engine-driven forklift trucks product line. The new series is designed to meet a diverse range of customer needs, including improved operability, economy and environmental friendliness. During the fiscal year ending March 31, 2005, Komatsu Forklift Co., Ltd. will embark on manufacturing this new series worldwide, including in the Shandong Province in China beginning October 2005.

Electronics

The demand for 200mm wafers began to decline during the third quarter of the fiscal year ended March 31, 2005 as semiconductor manufacturers adjusted their inventory. KEM will continue to expand sales of high quality 200mm wafers, such as discrete wafers and wafers with high specifications, to meet the increasing needs of semiconductor manufacturers in Japan, Taiwan and China.

The demand for 300mm wafers has rapidly increased during the past several years. As major semiconductor device manufacturers started establishing production lines compatible with 300mm wafers, silicon wafer manufacturers began to increase their capital investment in this area. In order to establish a system to meet the projected demand growth and enable a stable supply of 300mm wafers to the market, KEM has been making capital investments to increase its monthly production capacity of 300mm wafers to 75,000 pieces in Japan. In addition, a new integrated production line will be started in 2006 at Formosa Komatsu Silicon Corporation, its subsidiary in Taiwan, for monthly capacity of about 50,000 pieces.

The demand for polycrystalline silicon and monosilane gas has expanded substantially for the fiscal year ended March 31, 2005 as a result of increased market demand for solar cell materials and liquid crystal displays. In light of the improvement in market conditions and improved performance levels, ASiMI’s value has increased. On June 25, 2005, Komatsu America Corp., Komatsu’s U.S. subsidiary with 100% ownership interest in ASiMI, formally signed a definitive agreement with SGS Holdings Inc., a U.S. subsidiary of REC, a Norwegian company, to sell 75% of its ownership interest in ASiMI to REC. This transaction is scheduled to close at the end of July, subject to the satisfaction of certain conditions in the definitive agreement.

E. Off-Balance Sheet Arrangements

Komatsu has several accounts receivable securitization programs and such securitizations are expected to become an important source of capital for Komatsu in the future. As of March 31, 2005, Komatsu had securitized accounts receivables of ¥139,559 million (U.S.$1,304 million), or approximately 25.3% of total receivables as of that date. Of this amount, ¥27,724 million related to receivables generated by Komatsu’s Japanese operations and ¥111,639 million related to receivables generated by Komatsu’s North American operations. As of March 31, 2004, Komatsu had securitized accounts receivable of ¥136,149 million, or 26.9% of total accounts receivable as of that date. Of this amount, ¥28,183 million related to receivables generated by Komatsu’s Japanese operations and ¥107,785 million related to receivables generated by Komatsu’s North American operations.

The receivables that are securitized are removed from the consolidated balance sheet when they are sold. Komatsu has entered into contractual arrangements with special purpose entities solely for the purpose of securitizing its receivables.

A downgrading or worsening of the quality of Komatsu’s receivables portfolio could restrict it from using the receivables securitization program. Receivables as of March 31, 2005 and 2004, respectively, are summarized as follows:

	Millions of yen		Millions of U.S. dollars
	2005	2004	2005
Trade notes	¥139,889	¥114,323	$1,308
Accounts receivable	272,459	255,083	2,546

Total	412,348	369,406	$3,854

Less: allowance	(14,664)	(15,222)	(137)

Net trade receivables	¥397,684	¥354,184	$3,717

Less: long-term portion	(80,856)	(68,869)	(756)

Trade receivables - current	¥316,828	¥285,315	$2,961

Installment and lease receivables (less unearned interests) are included in trade notes and accounts receivables and long-term trade receivables.

Lease receivables represent receivables for equipment leased by Komatsu Forklift Co., Ltd. to customers. These leases are accounted for as sales-type leases in conformity with SFAS No. 13. Equipment sales revenue from sales-type leases are recognized at the inception of the lease. As of March 31, 2005 and 2004, respectively, lease receivables consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2005	2004	2005
Minimum lease payments receivable	¥10,881	¥11,384	$101
Unearned income	(778)	(913)	(7)

Net lease receivables	¥10,103	¥10,471	$94

Cash flows received for all securitization activities from the sale of trade notes and accounts receivable for the fiscal years ended March 31, 2005, 2004 and 2003 were ¥339,469 million (U.S.$3,173 million), ¥294,210 million and ¥255,342 million, respectively.

While the Company and some consolidated subsidiaries retain servicing responsibilities in connection with these securitizations, contractual servicing fees are not separately received from third parties. The investors and the securitization trusts have no or limited recourse rights against the Company and its consolidated subsidiaries’ assets in the event of debtors’ default. Appropriate reserves have been established for potential losses relating to the limited recourse of the receivables sold. The Company and its consolidated subsidiaries, except for a certain U.S. subsidiary, do not retain any interest in the receivables sold as the transferor.

The components of securitized trade receivables and other assets managed together as of March 31, 2005 and 2004, respectively, were as follows:

	Millions of yen		Millions of U.S. dollars
	2005	2004	2005
Total amount of trade receivables that are managed and securitized	¥551,907	¥505,555	$5,158
Assets transferred	(139,559)	(136,149)	(1,304)

Total amount of trade receivables on balance sheet	¥412,348	¥369,406	$3,854

A certain U.S. subsidiary’s retained interests, which are included in the recourse provisions, are subordinate to the investor’s interests and their values are subject to certain key assumptions. Key assumptions used in measuring the fair value of such retained interests relating to securitization transactions completed during the fiscal years ended March 31, 2005 and 2004, respectively, were as follows:

	2005	2004
Weighted-average life	31 months	48 months
Prepayment speed over the life	1.8%	2.3%
Expected credit losses over the life	2.4%	1.6%

The carrying amount of such retained interests was ¥229 million (U.S.$2 million) and ¥5,822 million as of March 31, 2005 and 2004, respectively. The impact of 10% and 20% changes to key assumptions on the fair value of such retained interests as of March 31, 2005 are immaterial.

Commitments and Contingent Liabilities

As of March 31, 2005, Komatsu had ¥19,956 million (U.S.$187 million) of contingent liabilities with financial institutions for discounted and transferred receivables on a recourse basis.

Komatsu provides guarantees to third parties in connection with loans borrowed by its employees and affiliated companies and other companies. These guarantees relate mainly to housing loans extended to Komatsu’s employees. The guarantees that support loans borrowed by Komatsu’s affiliated companies and other companies are issued to enhance the creditworthiness of these affiliated companies and other companies.

For each guarantee issued, Komatsu is required to perform under such guarantee if the borrower defaults on a payment required to be made by the applicable contract’s terms. The contract terms range from 10 years to 30 years in the case of employees’ housing loans, and from 1 year to 12 years in the case of loans borrowed by Komatsu’s affiliated companies and other companies. The maximum aggregate amount of undiscounted payments Komatsu would have had to make in the event that a payment default were to occur for these loans was ¥20,585 million ($192 million) as of March 31, 2005. The carrying amounts of liabilities recognized for Komatsu’s obligations as guarantor under these guarantees as of March 31, 2005 were insignificant. Some of these guarantees were secured by collateral or insurance.

With respect to the sale of a certain subsidiary, as of March 31, 2005 Komatsu had issued a guarantee to the purchaser to remit up to ¥4,258 million ($40 million) in connection with credit risks associated with such subsidiary’s outstanding receivables at the time of the sale.

Komatsu’s management believes that losses from these contingent liabilities, if any, would not have a material effect on the consolidated financial statements of Komatsu.

Commitments for capital expenditures outstanding as of March 31, 2005, were approximately ¥14,000 million ($131 million) in the aggregate.

Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of Komatsu’s management and legal counsel that such litigation and claims will be resolved without any material effect on Komatsu’s financial position.

Komatsu has business activities with customers, dealers and associates around the world and their trade receivables from such parties are well diversified to minimize credit risk concentrations. Komatsu’s management does not expect to incur losses on their trade receivables in excess of established allowances.

Komatsu also issues contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty costs for the fiscal years ended March 31, 2005 and 2004 are summarized as follows:

	Millions of yen		Millions of U.S. dollars
	2005	2004	2005
Balance at beginning of year	¥15,906	¥11,794	$149
Addition	19,159	17,015	179
Utilization	(13,606)	(13,612)	(127)
Other	(208)	709	(2)

Balance at end of year	¥21,251	¥15,906	$199

F. Contractual Obligations

The following tables set forth Komatsu’s contractual obligations as of March 31, 2005.

	Millions of yen
	Expected Maturity Date
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term Debt Obligations	85,036	85,036	—	—	—
Long-term Debt Obligations (excluding Capital Lease Obligations)	304,628	116,570	125,887	58,448	3,723
Capital (Finance) Lease Obligations (including amounts representing interest)	43,870	13,472	18,987	9,051	2,360
Operating Lease Obligations	7,250	2,163	2,683	1,068	1,336

Total	440,784	217,241	147,557	68,567	7,419

	Millions of U.S. dollars
	Expected Maturity Date
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term Debt Obligations	795	795	—	—	—
Long-term Debt Obligations (excluding Capital Lease Obligations)	2,847	1,089	1,177	546	35
Capital (Finance) Lease Obligations (including amounts representing interest)	410	126	177	85	22
Operating Lease Obligations	68	20	25	10	13

Total	4,120	2,030	1,379	641	70

Short-term and long-term debt obligations exclude SFAS No.133 market value adjustments of ¥79 million (U.S.$1 million) and ¥2,227 million (U.S.$21 million), respectively. Aggregate commitments for capital expenditures outstanding as of March 31, 2005 amounted to approximately ¥14,000 million (U.S.$131 million).

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

All Directors and Statutory Auditors are elected by a general meeting of shareholders. Directors serve terms of one year and Statutory Auditors serve four years pursuant to the Articles of Incorporation. However, a Director or a Statutory Auditor may serve any number of consecutive terms.

The Board of Directors elects from its members a certain number of Representative Directors who have the power severally to represent the Company in all matters, and elect a President from the Representative Directors. At its discretion, the Board of Directors may also elect a Chairman from among its members and may grant special titles to one or more directors as deemed necessary. At the present time, the Chairman and the President are Representative Directors.

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

Set forth below are the Directors and Statutory Auditors of the Company, their date of birth, their current position with the Company, prior positions, the dates when they assumed such positions, and other principal business activities performed outside the Company as of June 24, 2005.

Board of Directors

Toshitaka Hagiwara

Date of Birth: Director Since: Current Position(s):	June 15, 1940 Jun. 1990 Chairman of the Board and Representative Director (since Jun.2003)

Prior Positions:
Jun.1999	Executive Vice President and Representative Director
Jun.1997	Executive Managing Director
Jun.1995	Managing Director
Jun.1990	Director
May.1988	General Manager, Legal Dept., Corporate Planning Dept.
Dec.1969	Joined the Company

Principal Business Activities outside the Company: None

Masahiro Sakane*

Date of Birth: Director Since: Current Position(s):	January 7, 1941 Jun. 1989 President and Chief Executive Officer (since Jun.2003) Representative Director

Prior Positions:
Jun.2001	President and Representative Director
Jun.1999	Executive Vice President and Representative Director
Jun.1997	Executive Managing Director
Jun.1994	Managing Director
Jun.1989	Director
Jun.1989	General Manager, Business Development Division
Apr.1963	Joined the Company

Principal Business Activities outside the Company: None

Kunio Noji*
Date of Birth: Director Since: Current Position(s):	November 17, 1946 Jun.2001 Director Senior Executive Officer Supervising Construction and Mining Equipment Business and e-Komatsu

Prior Positions:
Jun.2001	Managing Director
Jun.2000	Senior Executive Officer
Jun.1999	Executive Officer
Jun.1997	Director
Mar.1997	General Manager, Information Systems Division
Apr.1969	Joined the Company

Principal Business Activities outside the Company: None
Kunihiko Komiyama*
Date of Birth: Director Since: Current Position(s):

May 5, 1945

Jun.2002

Director

Senior Executive Officer

President, Development Division (since Apr.2003)

President, Engines & Hydraulics Business Division (since Apr.2003)

Supervising Research & Development and Quality Assurance Operations

Prior Positions:
Jun.2002	Managing Director
Jun.1999	Senior Executive Officer
Jun.1996	Director
Sep.1995	General Manager, Business Planning & Strategy Dept., Construction Equipment Division
Apr.1968	Joined the Company

Principal Business Activities outside the Company: None

Masahiro Yoneyama*
Date of Birth: Director Since: Current Position (s):	July 3, 1946 Jun.2004 Director Senior Executive Officer (since Apr.2003) Supervising External Corporate Affairs, Compliance, Safety & Environment, Electronics and Human Resources

Prior Positions:
Jun.1999	Executive Officer
Jun.1996	General Manager, Human Resources Dept.
Apr.1970	Joined the Company

Principal Business Activities outside the Company: None
Yoshinori Komamura*
Date of Birth: Director Since: Current Position (s):	February 20, 1948 Jun.2005 Director Senior Executive Officer (since Apr.2005) President of Construction and Mining Equipment Marketing Division (since Apr.2005)

Prior Positions:
Jun.1999	President and Representative Director of Komatsu Europe International N.V.
Jan.1997	General Manager of Sales Planning, International Division, Construction Equipment Division
Apr.1970	Joined the Company

Principal Business Activities outside the Company: None
Yasuo Suzuki*
Date of Birth: Director Since: Current Position (s):

January 28, 1948

Jun.2004

Director

Senior Executive Officer (since Apr.2004)

General Manager, Corporate Planning (since Apr.2005)

Supervising Structural Reorganization and Industrial Machinery Business

Prior Positions:
Jun.2002	Executive Officer
Apr.2002	President, Industry Machinery Division
Jun.1999	President and Representative Director, Komatsu Industries Corp.
Apr.1970	Joined the Company

Principal Business Activities outside the Company: None

Toshio Morikawa
Date of Birth: Director Since: Current Position (s):	March 3, 1933 Jun.1999 Director

Prior Positions:
Jun. 2002	Advisor of Sumitomo Mitsui Banking Corporation (previously known as Sumitomo Bank, Ltd.)
Apr.2001	Advisor of Sumitomo Mitsui Banking Corporation
Mar.2001	Advisor of Sumitomo Bank, Ltd.
Jun.1999	Director of the Company (current position)
Jun.1997	Chairman of the Board and Representative Director of Sumitomo Bank, Ltd.
Jun.1993	President and Representative Director of Sumitomo Bank, Ltd.
Oct.1990	Deputy President and Representative Director of Sumitomo Bank, Ltd.
Oct.1985	Senior Managing Director and Representative Director of Sumitomo Bank, Ltd.
Feb.1984	Managing Director of Sumitomo Bank, Ltd.
Jun.1980	Director of of Sumitomo Bank, Ltd.
Apr.1955	Joined the Sumitomo Bank, Ltd.

Principal Business Activities outside t he Company: Advisor of Sumitomo Mitsui Banking Corporation (since Mar.2005)
Hajime Sasaki
Date of Birth: Director Since: Current Position (s):	April 6, 1936 Jun. 2003 Director

Prior Positions:
Jun.1996	Senior Executive Vice President and Representative Director of NEC Corporation
Jun.1994	Executive Vice President of NEC Corporation
Jun.1991	Senior Vice President of NEC Corporation
Jun.1988	Director of NEC Corporation
Apr.1961	Joined NEC Corporation

Principal Business Activities outside the Company: Chairman of the Board and Representative Director of NEC Corporation (since Mar.1999)

Morio Ikeda
Date of Birth: Director Since: Current Position (s):	December 25, 1936 Jun.2005 Director

Prior Positions:
Jun.2000	Executive Vice President and Representative Director of Shiseido Co., Ltd.
Jun.1997	Senior Executive Director and Representative Director of Shiseido Co., Ltd.
Jun.1995	Executive Director of Shiseido Co., Ltd.
Jun.1990	Director of Shiseido Co., Ltd.
Apr.1961	Joined Shiseido Co., Ltd.

Principal Business Activities outside the Company: President and Chief Executive Officer and Representative Director of Shiseido Co., Ltd. (since Jun.2001)
Statutory Auditors Makoto Nakamura
Date of Birth: Statutory Auditor Since: Current Position (s):	May 31, 1946 Jun.2004 Standing Statutory Auditor

Prior Positions:
Apr.2002	General Manager, e-KOMATSU Division
Jun.2001	Executive Officer
General Manager, International Business Division
Jul.1997	President, Komatsu America Corp.
Apr.1971	Joined the Company

Principal Business Activities outside the Company: None

Masafumi Kanemoto
Date of Birth: Statutory Auditor Since: Current Position (s):	May 11, 1947 Jun.2002 Standing Statutory Auditor

Prior Positions:
Mar.1999	General Manager, Auditing Office of the Company
Sep.1996	Director, Komatsu Asia & Pacific Pte. Ltd.
Dec.1994	Senior Manager, Controlling Department, Accounting Division of the Company
Apr.1970	Joined the Company

Principal Business Activities outside the Company: None
Masahiro Yoshiike
Date of Birth: Statutory Auditor Since: Current Position (s):	March 23, 1940 Jun.1997 Statutory Auditor

Prior Positions:
Apr.2003	President and Representative Director, Taiyo Life Insurance Company
(previously known as the Taiyo Mutual Life Insurance Co.)
Jun.1997	Statutory Auditor of the Company (current position)
Jul.1995	President and Representative Director of the Taiyo Mutual Life Insurance Co.
Apr.1991	Managing Director of the Taiyo Mutual Life Insurance Co.
Jul.1990	Director of the Taiyo Mutual Life Insurance Co.
Apr.1963	Joined the Taiyo Mutual Life Insurance Co.

Principal Business Activities outside the Company:

                                         Representative Director and Chairman, T&D Holdings, Inc.(since Apr.2004)

                                         Representative Director and Chairman, Taiyo Life Insurance Company (since Jan.2004)

Takaharu Dohi

Date of Birth: Statutory Auditor Since: Current Position (s):	July 12, 1933 Jun.1999 Statutory Auditor

Prior Positions:
Jul.1998	Registered as attorney-at-law (bengoshi)
Jun.1998	Resigned from the Prosecutor General
Jan.1996	Public Prosecutor General
Jul.1995	Superintendent Public Prosecutor of the High Public Prosecutors Office in Tokyo
Jul.1993	Superintendent Public Prosecutor of the High Public Prosecutors Office in Osaka
May.1992	Deputy Prosecutor General
Apr.1958	Appointed Public Prosecutor

Principal Business Activities outside the Company: Attorney-at-law (bengoshi)

Notes:

1.	Directors Toshio Morikawa, Hajime Sasaki and Morio Ikeda satisfy the requirements for outside director provided in Article 188, Paragraph 2, Item 7-2 of the Commercial Code of Japan.

2.	Statutory Auditors Masahiro Yoshiike and Takaharu Dohi satisfy the requirements for outside auditors provided in Article 18, Paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha”.

3.	The Company introduced an executive officer system in June 1999. As of June 27, 2005, the Company has 24 officers including 6 persons simultaneously holding the post of directors whose name are marked with asterisk in the above table.

4.	There are no family relationships between any of the Directors or Statutory Auditors of the Company.

Basic Stance on Corporate Governance

To become a company which enjoys an ever larger trust of all stakeholders by maximizing its corporate value, Komatsu is working to improve management efficiency, strengthen corporate governance, advocate corporate ethics and ensure sound management on a Groupwide basis. To further improve transparency of the management to shareholders and investors, Komatsu discloses information in a fair and timely manner and actively engages in investor relations activities by holding meetings in Japan and abroad to explain business results.

Current State of Progress Concerning Corporate Governance

(1)	Current Conditions Concerning Management Organizations Related to Decision-Making, Execution and Supervisory and Other Corporate Governance Functions

a. Organizational Framework

In 1999, Komatsu introduced the executive officer system and has since worked to separate management decision-making and supervisory functions within the confines of the law. At the same time, in addition to having reduced the number of members of the Board of Directors and appointed external directors and auditors, the Company has been promoting operational reforms of the Board through which Board members can discuss important management issues thoroughly and make decisions promptly in order to enhance the effectiveness of the Board.

The Board of Directors meets every month, discusses and makes resolutions concerning important matters and decisions on management policies of the Komatsu. The Board of Directors also supervises and oversees the execution of management duties by representative and other directors strictly. Two external directors are included in the Board of Directors (ten persons as of March 31, 2005) to ensure management transparency and objectivity.

With respect to statutory auditors (four persons as of March 31, 2005), Komatsu has consistently made sure that a half of them are represented by external auditors. Each auditor attends Board of Directors meetings and other important meetings and audits the execution of duties by directors. The Board of Statutory Auditors conducts appropriate auditing by meeting every month, making decisions concerning audit policies, duty assignments among themselves and hearing the conditions of execution of management duties from the directors.

In 1995, Komatsu established the International Advisory Board (IAB) to obtain objective advice and suggestions concerning Komatsu as a global company from internationally leading figures. IAB meets twice a year for opinion exchanges and discussions.

Concerning the compensation of directors, Komatsu established the Compensation Council with a majority of external experts in 1999 and has since utilized the results of discussions for revisions of the compensation system for directors.

Komatsu has entered into an audit contract with KPMG AZSA & Co. and receives audits of accounts of both non-consolidated and consolidated financial statements. Komatsu has also entered into consultation contracts with a multiple number of law firms, receiving advice on important legal issues as needed, and thus works to reduce legal risks.

b. Current Conditions Concerning Compliance

Komatsu works to strengthen compliance so that each and every employee of Komatsu observes the laws and regulations, correctly understands and implements the business rules stipulated in “Komatsu’s Code of Worldwide Business Conduct” (revised five times since its establishment in 1998). The Compliance Committee, established at the head office of Komatsu Ltd., is staffed by the President and CEO, other key officers and the representative of the labor union, with the auditors participating as observers. The Committee makes decisions on compliance-related policies, structure and other pertinent matters of the Komatsu, and discusses important matters. Furthermore, having assigned the duty of compliance to a director and established the Compliance Department, Komatsu ensures continuous management and guidance, and aggressively promotes activities designed to improve corporate ethics on a Groupwide basis. For example, the Company has established the Business Rule Consultation Office to promptly respond to consultation requests and reports from employees of Komatsu.

c. Current Conditions of Internal Control System

Komatsu is subject to controls requirements of the section 302 and/or 404 of the Sarbanes-Oxley Act of the United States of America, and is steadily improving the internal control system required for financial reporting and timely disclosure of information.

Komatsu also has a system to carefully control and supervise the management transparency and efficiency of Komatsu. Under this system, Komatsu appoints directors, executive officers and high-ranking employees of Komatsu Ltd. as directors and auditors of major subsidiaries in Japan and abroad, while they maintain their current positions at the Company.

With respect to internal audit, audit teams are formed under the leadership of the Internal Audit Department and joined by staff members of the Legal Department and compliance-related sections, and are working to strengthen compliance on a Groupwide basis.

d. Current Conditions of Risk Management

Under the basic policy of risk management, Komatsu safekeeps human, physical, financial, credit and all other resources related to corporate activities, works to identify a variety of risks surrounding companies and prevent and/or mitigate (or minimize) the impact, should a risk occur.

The Risk Management Committee devises Groupwide risk management policies, and checks and follows up on risk management measures in normal times. Should a risk surface, it establishes an emergency headquarters and conducts every possible activity to minimize the damage.

e. Reassessment of Director’s Remuneration System

In 2004, the Company reassessed the director’s remuneration system in order to link it more directly with business performance of Komatsu. Concerning the auditor’s remuneration, in light of his/her independence of management, Komatsu will discontinue the business performance-linked bonus and pay only the basic remuneration, starting with the payment in fiscal year 2006 ending March 31, 2006. Komatsu will also reduce and phase out the retirement allowance system for directors and auditors.

(2)	Outline of Personal, Capital or Business Relationships or Other Vested Interests between the Company and External Directors and Auditors

Mr. Toshio Morikawa, Mr. Hajime Sasaki and Mr. Morio Ikeda among all the directors of Komatsu are external directors as stipulated in Article 188, Paragraph 2, Item 7-2 of the Commercial Code, and none of the three has any special vested relationship with the Company. Mr. Masahiro Yoshiike, one of the two external auditors, is Representative Director and Chairman of T&D Holdings, Inc., and Komatsu has a business relationship with TAIYO LIFE INSURANCE COMPANY, a subsidiary of T&D Holdings, in the form of receiving long-term loans and other matters.

(3)	Efforts Made to Improve Corporate Governance during Last Year

Response to the controls requirements of sections 302 and/or 404 of the Sarbanes-Oxley Act

In April 2004, Komatsu created the Internal Control Development Group which commenced preparation efforts as the exclusive project team for the Sarbanes-Oxley Act. With the Internal Control Development Group playing the leading role, all business units and the subsidiaries and affiliates of the Company have worked together, making steady progress to meet the requirements of Sarbanes-Oxley Act. Overseas subsidiaries, under the leadership of regional headquarters, are also preparing to follow the Sarbanes-Oxley Act while considering the conditions of host countries.

Interest of Management in Certain Transactions

None

B. Compensation

The aggregate compensation, including bonuses but excluding retirement allowances, paid by the Company for the fiscal year ended March 31, 2005 to all Directors and Statutory Auditors for services in all capacities, was ¥560 million. The breakdown of the Compensation is set forth below.

	Number of Persons Paid	Amount Paid (Millions of Yen)
Remumeration
Directors	10	326
Statutory Auditors	5	64

Total	15	390

Bonuses
Directors	8	156
Statutory Auditors	4	14

Total	12	170

Retirement Allowance
The retired Statutory Auditor	1	21

Total	1	21

Bonuses

In accordance with customary Japanese business practices, annual bonuses are paid to the Directors and Statutory Auditors of the Company out of the “profit” of the Company available for dividends, as such “profit” is determined in accordance with the Commercial Code of Japan. Such bonuses are approved by the shareholders of the Company at an ordinary general meeting of shareholders held in June each year. Bonuses so paid are not deductible by the Company for tax purposes and, for financial reporting purposes, are reported under selling, general and administrative expenses as a charge against income for the year in which they are paid.

Retirement Allowance

The Company has a retirement payment plan for Directors and Statutory Auditors. The retirement payment scheme for Directors and Statutory Auditors is accrued along the pertinent rules of the Company. The amount of provision made for such retirement payment, as charged to income, for the fiscal year ended March 31, 2005 was ¥136 million.

Revision of Remuneration System

The remuneration system applicable to Directors and Statutory Auditors has been revised. As a result, bonuses referred to above for Auditors will be abolished starting with the payment in the year ending March 31, 2006 to reinforce the auditors’ independence, the incentive program for auditors will be abolished and the retirement payment for Directors and Statutory Auditors will be reduced and phased out.

Stock Options

On June 25, 2004, the Board of Directors authorized the acquisition of 1,500,000 shares of the Company’s common stock for the total consideration not exceeding ¥1,200 million by July 30, 2004. On June 26, 2003, the shareholders authorized the acquisition of 10,000,000 shares of the Company’s common stock for the total consideration not exceeding ¥5,000 million during the period up to the close of the following annual general shareholders’ meeting in June 2004. On June 26, 2002, the shareholders authorized the acquisition of 10,000,000 shares of the Company’s common stock for the total consideration not exceeding ¥5,000 million during the period up to the close of the following annual general shareholders’ meeting in June 2003. The Company intends to transfer such treasury shares to directors and certain employees and certain directors of subsidiaries under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is set to equal an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange at the date of the grant. Based on the resolutions of the shareholders’ meeting on June 25, 2004, June 26, 2003 and June 26, 2002, the Company issued 1,430 rights, 1,280 rights and 950 rights of its Share Acquisition Rights during the years ended March 31, 2005, 2004 and 2003, respectively. The options vest 100% on each of the grant dates and are exercisable from August 1, 2005, August 1, 2004 and August 1, 2003.

The following table sets forth the number of Share Acquisition Rights granted to each of the Company’s Directors under the Company’s stock option plan during the fiscal year ended March 31, 2005.

Name	Number of Share Acquisition Rights Granted (units)	Number of Shares subject to the Share Acquisition Rights Granted (shares)
Toshitaka Hagiwara	120	120,000
Masahiro Sakane	120	120,000
Kunio Noji	70	70,000
Kunihiko Komiyama	70	70,000
Masahiro Yoneyama	50	50,000
Yasuo Suzuki	50	50,000
Kazuhiro Aoyagi	40	40,000
Satoru Anzaki	30	30,000
Toshio Morikawa	30	30,000
Hajime Sasaki	30	30,000

On June 24, 2005, the shareholders of the Company authorized the Company to issue rights to acquire new shares to the Directors and certain employees in the form of stocks options. This issuance of Share Acquisition Rights of the Company is up to a maximum of 1,620 rights (each right is for 1,000 shares), resulting in a total of 1,620,000 possible shares being issued.

C. Board Practices

See Items 6.A. “Directors and senior management” and 6.B. “Compensation”.

D. Employees

Number of employees by operating segment

	Year Ended March 31
	2005	2004	2003
Construction and Mining Equipment	23,340 (3,610)	22,128 (1,917)	20,791
Industrial Machinery, Vehicles and Others	6,042 (1,097)	5,950 (720)	6,335
Electronics	3,160 (270)	3,106 (269)	3,106
Corporate	466 (38)	451 (29)	434

Total	33,008 (5,015)	31,635 (2,935)	30,666

Notes:

1.	Numbers in parentheses refer to average number of temporary employees, which is not included in the total numbers of employees in each operating segment. The average number of temporary employees in the fiscal year ended March 31, 2003 is not available.

2.	Number of employees under “Corporate” refers to employees working for administrative departments who cannot be classified into specific operating segments.

The Company has a labor contract with the Komatsu Labor Union covering conditions of employment. This contract which provides that all employees except management and certain other enumerated personnel must become union members has been renegotiated every two years and its present term runs until July 31, 2005. The employees of the Company’s principal Japanese subsidiaries are covered by separate labor contracts between such subsidiaries and the unions representing their employees. These contracts contain provisions generally similar to those contained in the Company’s contract with Komatsu Labor Union. Certain overseas employees of the Company and subsidiaries are also covered by labor contracts between the employer and unions in the relevant locale representing the employees.

The management and Komatsu Labor Union have negotiations and meetings on a regular basis in order to discuss various issues and share the recognition concerning the financial conditions of Komatsu. The Company believes that the relationship between Komatsu and its labor unions are very good.

E. Share Ownership

The following table shows the number of shares owned by the Directors and Statutory Auditors of the Company as of June 27, 2005. This table does not include the shares related to unexercised stock options.

Name	Position	Number of shares (in thousands)
Toshitaka Hagiwara	Chairman of the Board Representative Director	67
Masahiro Sakane	President Representative Director	80
Kunio Noji	Director	33
Kunihiko Komiyama	Director	35
Masahiro Yoneyama	Director	21
Yoshinori Komamura	Director	10
Yasuo Suzuki	Director	10
Toshio Morikawa	Director	5
Hajime Sasaki	Director	2
Morio Ikeda	Director	1
Makoto Nakamura	Standing Auditor	7
Masafumi Kanemoto	Standing Auditor	17
Masahiro Yoshiike	Auditor	2
Takaharu Dohi	Auditor	0

Total		291

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows the number of Company shares held by 10 major holders of Company shares and their percentage ownership as of March 31, 2005.

Major Shareholders as of March 31, 2005

Name of Major Shareholders	Number of Shares Held (in thousands)	Percentage (%)
Japan Trustee Services Bank, Ltd. (held by trust units)	88,221	8.83
The Master Trust Bank of Japan, Ltd. (held by trust units)	60,088	6.01
Taiyo Life Insurance Company	56,864	5.69
Nippon Life Insurance Co.	32,553	3.25
State Street Bank and Trust Company 505103	32,227	3.22
Komatsu Ltd. Employees Stockholding Association	28,648	2.86
Sumitomo Mitsui Banking Corp.	17,835	1.78
The Chase Manhattan Bank N.A. London SECS Lending Omnibus Account	14,478	1.44
NATS CUMCO	14,094	1.41
NIPPONKOA Insurance Co., Ltd.	13,962	1.39

Top 10 Shareholders Total	358,973	35.94

Notes:

1)	The shares held by Japan Trustee Services Bank, Ltd. (held by trust units) and The Master Trust Bank of Japan, Ltd. (held by trust units) are all related to trust business.

2)	NATS CUMCO is the share nominee of CITIBANK, N.A. (“CITIBANK”) which is a trustee of the Company’s American Depositary Receipts (“ADR”).

3)	Deutsche Bank Group, which consists of institutions including investment institutions, banks, trust banks and security firms, filed as joint owners of the Company shares the Report of Change No.1 of the substantial share holding report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan on June 16, 2004, in compliance with Article 27, Paragraph 26, Item 2 of the Securities and Exchange Law of Japan. The Deutsche Bank Group filed an amendment to such substantial share holding report with the Kanto Local Finance Bureau on December 10, 2004 and December 27, 2004 and May 17, 2005. Their Report of Change No.1 and subsequent amendments showed that they held 33,818,196 shares, or 3.39% of the Company’s shares, as of May 31, 2004. The number and the percentage of the Company shares held by Deutsche Bank Group are not contained in the foregoing table because the Company is unable to identify the owners of record of the shares reported to be held by them as of March 31, 2005.

4)	Taiyo Life Insurance Company, Daido Life Insurance Company and T&D Asset Management Co., Ltd. filed as joint owners of the Company shares a Report of Change No.1 of the substantial share holding report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan on June 14, 2004, in compliance with Article 27, Paragraph 26, Item 2 of the Securities and Exchange Law of Japan. Their Report of Change No.1 of the substantial share holding report showed that they, as a group, held 57,294,718 shares, or 5.74% of the Company’s shares, as of May 31, 2004. The number of Company shares held by Taiyo Life Insurance Company in the foregoing table is based on the Company’s record of shareholders, because the Company is unable to identify the number of shares actually held by them as a group as of March 31, 2005.

5)	Nippon Life Insurance Co. and Nissay Asset Management Corporation filed a substantial shareholding report as joint owners of Company shares with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan on August 11, 2004, in compliance with Article 27, Paragraph 26, Item 1 of the Securities and Exchange Law of Japan. Their substantial shareholding report showed that they, as a group, held 50,411,023 shares, or 5.05% of the Company shares, as of July 31, 2004. The number of Company shares held by Nippon Life Insurance Co. in the foregoing table is based on the Company’s record of shareholders, because the Company is unable to identify the number of shares actually held by them as a group as of March 31, 2005.

As far as is known to the Company, there has not been any significant change in the percentage ownership held by any major shareholders during the past three years.

The Company’s major shareholders do not have any different voting rights than other shareholders.

As of March 31, 2005, 13.8% of the shares of common stock issued (998,744,060 shares) were held of record by 110 residents of the United States.

As far as is known to the Company, the Company is not, directly or indirectly, controlled by another corporation or other entity, by the Government of Japan or by any foreign government, nor does any person own more than 10% of the Company’s common stock.

B. Related Party Transactions

In the ordinary course of business on an arm’s length basis, Komatsu purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. Komatsu regularly has trade accounts and other receivables payable by, and accounts payable to, Komatsu’s affiliates accounted for by the equity method. Komatsu does not consider the amounts of the transactions with such affiliates to be material to its business. For additional information, please refer to Note 7 of the Notes to Consolidated Financial Statements included elsewhere in this report.

To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 31, 2005.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to Consolidated Financial Statements and Notes to Consolidated Financial Statements included in the Company’s Financial Report to Shareholders for the year ended March 31, 2005 attached hereto and incorporated herein by reference.

Legal Proceedings

Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of the management and legal counsel that such litigation and claims will be resolved without material effects on Komatsu’s financial position.

Dividend Policy

The Company maintains a basic policy of redistributing profits to Shareholders in the form of cash dividends by firstly striving to continue stable dividends and then taking account of business results, payout ratios and other related matters.

Based on this policy, the Company has set the year-end per share dividends at ¥6.0, making total annual per share dividends to be ¥11.0.

Retained earnings will be used to expand Komatsu’s business and strengthen its business bases through effective investments in the fields where Komatsu enjoys technological advantages.

B. Significant Changes

No significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

The shares of common stock of the Company are listed on Tokyo Stock Exchange (“TSE”) and Osaka Stock Exchange in Japan.

In the United States, the Company’s American Depositary Shares, each representing 4 shares of common stock, are traded on the over-the-counter market in the form of American Depositary Receipts and are issued and exchanged by CITIBANK of New York as Depositary.

As of June 30, 2005, of 998,744,060 shares of common stock issued, 993,597,010 shares were outstanding. This incorporates 4,208,564 ADSs (equivalent to 16,834,256 shares of common stock, or approximately 1.7% of the total number of shares of common stock outstanding) held by 12 registered ADR holders.

The following table sets forth for the periods indicated the reported high and low sales prices of the Company’s stock on TSE and the reported high and low sales prices of ADSs.

Period	TSE (Japanese Yen)		ADS (U.S. dollars)
	High	Low	High	Low
Annual highs and lows
The fiscal year ended March 31, 2001	803	465	30.125	16.500
The fiscal year ended March 31, 2002	705	355	22.900	11.250
The fiscal year ended March 31, 2003	493	351	15.150	11.250
The fiscal year ended March 31, 2004	715	408	26.050	13.700
The fiscal year ended March 31, 2005	837	583	31.880	21.300

Quarterly highs and lows
The fiscal year ended March 31, 2004
1st quarter	481	408	15.700	13.700
2nd quarter	693	462	23.200	15.360
3rd quarter	682	546	25.350	20.200
4th quarter	715	593	26.050	22.900

The fiscal year ended March 31, 2005
1st quarter	697	583	25.900	21.300
2nd quarter	712	611	25.500	22.400
3rd quarter	750	658	28.050	24.700
4th quarter	837	718	31.880	27.700

Monthly highs and lows
January 2005	777	718	30.150	27.700
February 2005	795	757	30.300	28.950
March 2005	837	780	31.880	29.650
April 2005	827	715	30.450	26.900
May 2005	839	736	30.750	28.500
June 2005	887	803	32.300	30.500

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. “Offer and listing details”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

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

II. Objectives and Purposes

The objectives and purposes of the Company, provided in Article 2 of the Company’s Articles of Incorporation, shall be to engage in the following businesses:

1.	Manufacture, repair, sale and purchase of construction machinery, agricultural machinery, industrial machinery, automobiles, internal combustion engines and various types of other machinery and equipment and parts thereof.

2.	Manufacture, sale and purchase of various iron and steel goods.

3.	Smelting, processing, sale and purchase of various types of iron and steel, pig-iron, ferroalloys and other special metals.

4.	Manufacture, sale and purchase of various types of electric materials and equipment.

5.	Manufacture, sale and purchase of various synthetic resin products.

6.	Manufacture, repair, sale and purchase of various armaments and parts thereof.

7.	Mining industry, and sale and purchase of minerals.

8.	Designing, executing, supervising and contracting various types of civil engineering and construction work for plants, dwelling houses, and other structures.

9.	Sale and purchase of lumber, processed lumber products and various types of civil engineering and construction materials, machinery and equipment.

10.	Sale, purchase and lease of real property.

11.	Manufacture, sale and repair of industrial waste and general waste treatment devices.

12.	Collection, transportation, treatment and recycling of industrial waste and general waste, sale of such recycled products, and consulting on these matters.

13.	Development, creation, sales and consulting on computer software and computer systems.

14.	Electronic commerce using networks such as the internet.

15.	Information processing and information providing service.

16.	Financing services.

17.	All business incidental to each and every one of the preceding item.

18.	Investing in other companies or promoting organization of other companies.

The objectives and purposes of other companies in which the Company may invest may not necessarily be restricted by the objectives and purposes of the Company.

III. Directors

The Commercial Code of Japan provides that the Directors must refrain from engaging in any business competing with the Company (Art. 264) or effecting a transaction involving a conflict of interest (Art. 265) unless approved by the Board of Directors. It also provides that any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution (Art.260-2, Paragraph 2). Neither the Articles of Incorporation nor the Regulations of the Board of Directors of the Company have any additional provisions with regard to a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested. The Commercial Code of Japan does not have an explicit provision concerning a director’s obligation not to use the corporation’s opportunity for his or her personal benefit or for the benefit of a third party, although such a conduct may be restricted by the duty of faithfulness (Art. 254-3).

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

IV. Common Stock

Set forth below is information relating to the Company’s shares of common stock including brief summaries of the relevant provisions of its Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan and related legislation.

General

The Company’s authorized share capital is 3,955,000,000 shares, of which 998,744,060 shares were issued as of June 30, 2005. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on the shareholder register under the Commercial Code, in accordance with the Company’s Share Handling Regulations.

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

-Right of a Holder of Shares Representing Less than One Unit to Require the Company to Purchase Its Shares.

A holder of shares representing less than one unit may at any time require the Company to purchase its shares. These shares will be purchased at (a) the closing price of the shares of the Company reported by the Tokyo Stock Exchange on the day on which the application for the purchase reached the handling office, multiplied by the number of shares or (b) in case that no trading is effected at the Tokyo Stock Exchange on that day, the price of the first trade effected thereafter, multiplied by the number of shares. However, because holders of ADRs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right as a practical matter.

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

-Subscription Rights

Holders of shares have no preemptive rights under the Company’s Articles of Incorporation when it issues new shares. Under the Commercial Code, the board of directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice which is basically made via internet on the Company’s website to shareholders of the record date. Public or individual notice (public notice is basically made via internet on the Company’s website) must be given to each of these shareholders at least two weeks prior to the payment date.

Subscription rights may be made transferable or nontransferable by the resolution of the board of directors under the Commercial Code.

-Share Acquisition Rights

A “Share Purchase Warrant” shall mean the right under which, upon the exercise thereof against the Company by a person who has such right (hereinafter referred to as a “Share Acquisition Rights Holder”), the Company shall be obliged to issue new shares, or in lieu of such issuance, to transfer the shares that it owns, to such Share Acquisition Rights Holder.

The Company may issue Share Acquisition Rights as Share Acquisition Rights on their own or attached to bonds or debentures to any persons by the resolution of its board of directors. Holders of shares do not have the right to receive, upon the exercise thereof against the Company, an allotment of Share Acquisition Rights to be issued by the Company (hereinafter referred to as a “Right to Subscribe for Share Acquisition Rights”) under the Company’s Articles of Incorporation when it issues Share Acquisition Rights. Under the Commercial Code, the board of directors may, however, determine that shareholders be given Right to Subscribe for Share Acquisition Rights in connection with a particular issue of Share Acquisition Rights. In the case of an issue of Share Acquisition Rights, public or individual notice (public notice is basically made via internet on the Company’s website) must be given to each of the shareholders at least two weeks prior to the payment date (or the date of issuance of the Share Acquisition Rights if such Share Acquisition Rights are issued without consideration).

Share Acquisition Rights may be made transferable or nontransferable by the resolution of the board of directors under the Commercial Code.

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

-Record Date

The close of business on March 31 is the record date for the Company’s year-end dividends, if payable. September 30 is the record date for interim dividends, if payable. A holder of shares constituting one or more whole units who is registered as a holder on the Company’s register of shareholders at the close of business as of March 31 is also entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on March 31. In addition, the Company may set a record date for determining the shareholders entitled to the rights by giving at least two weeks’ public notice which is basically made via internet on the Company’s website.

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

C. Material Contracts

On June 25, 2005, Komatsu America Corp., Komatsu’s U.S. subsidiary with 100% ownership interest in ASiMI, formally signed a definitive agreement with SGS Holdings Inc., a U.S. subsidiary of REC, a Norwegian company, to sell 75% of its ownership interest in ASiMI to REC. This transaction is scheduled to close at the end of July, subject to the satisfaction of certain conditions in the definitive agreement.

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

“Non-residents of Japan” include individuals who are not resident in Japan and corporations whose principal offices are located outside of Japan. Generally, branches and other offices of Japanese corporations located outside of Japan are regarded as non-residents of Japan, but branches and other offices of non-resident corporations located within Japan are regarded as residents of Japan. “Foreign investors” are defined to be: (i) individuals not resident in Japan; (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan; (iii) corporations of which not less than 50% of the voting rights are held directly or indirectly by (i) or (ii) above; and (iv) any corporation in which: (a) a majority of the officers are non-resident individuals; or (b) a majority of the officers having the power to represent the corporation are non-resident individuals.

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

On March 28, 1996, the Company, Komatsu Finance America Inc. and Komatsu Finance (Netherlands) B.V. (the “Issuers”) established and registered the U.S.$1,000 million EMTN Program on the London Stock Exchange. The aggregate nominal amount of the Notes under the Program was increased to U.S.$1,200 million on April 1, 1999, Komatsu Australia Holdings Pty. Ltd. joined the Program as an additional Issuer on March 31, 2000 and Komatsu Europe Coordination Center NV joined the Program as another additional Issuer on October 14, 2003. In 2004, Komatsu Finance (Netherlands) B.V. and Komatsu Australia Holdings Pty. Ltd. ceased to be Issuers under this program. Under this program, each of the Issuers may from time to time issue notes denominated in any currency.

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

If a foreign investor intends to acquire the listed shares and as a result of such acquisition the aggregate of the shares in the relevant corporation already held by that foreign investor and certain related parties (as specified under the Foreign Exchange Law) and the number of such shares proposed to be acquired by that foreign investor would be 10% or more of the total issued shares, such foreign investor will generally be subject to a post facto reporting requirement or a prior notification requirement to the Minister of Finance and any other competent Minister, depending on the business purposes of the issuer. According to the Komatsu’s business purposes stipulated in its Articles of Incorporation, the foreign investor who acquires 10% or more of the total issued shares will be subject to the prior notification requirement. In case the prior notification requirement is applicable, the Minister of Finance and the competent Minister will ultimately have a power to order the alternation or suspension of the acquisition in certain special circumstances.

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

The Convention Between the Government of Japan and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, as presently in effect (as for withholding taxes, from July 1, 2004 and as for other taxes than withholding taxes, from January 1, 2005) (the “Tax Convention”), provides that the interest income (including Redemption Profit) of a United States resident or corporation from debt securities may be taxable by Japan if and to the extent that interest is paid by a resident of Japan or otherwise is from sources within Japan. Under the Tax Convention, the maximum rate of Japanese tax on interest income of United States residents or corporations is 10% unless the recipient has a permanent establishment in Japan and the debt securities in respect of which such interest is paid are effectively connected with such permanent establishment, in which case such income will be taxed at the normal rates provided by the Japanese income or corporate tax laws. However, certain US entities such as banks, insurance companies and registered security dealers may be entitled to an exemption from the Japanese withholding tax on interest on bonds issued by a Japanese company pursuant to Article 11, Paragraph 3(c)(ii) of the Tax Convention, subject to the procedural requirements provided for under Japanese law, assuming that such entity has no permanent establishment in Japan and the issuer (payer) has no permanent establishment in US.

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

Common Stock and Depositary Receipts

Generally, Non-Residents are subject to Japanese withholding tax (at the rate of 7% from January 1, 2004 through March 31, 2008 and thereafter at the rate of 15%) on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax.

Under the Tax Convention, the maximum withholding rate for most qualified portfolio shareholders is limited to 10% of the gross amount of the dividends and 5% of the gross amount of the dividends if the beneficial owner is a qualified company that owns, directly or indirectly, on the date on which entitlement to the dividend is determined, at least 10% (but not more than 50%) of the voting stock of the issuing company unless such United States resident individual or United States corporation has a permanent establishment in Japan and the shares with respect to which the dividends are paid are effectively connected with the permanent establishment. The Tax Convention provides that no Japanese tax will be imposed on dividends paid to a qualified pension fund that is a United States resident, if such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended. In accordance with these requirements, the Company files annual reports on Form 20-F and other reports on Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”). These materials, including this annual report and exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC in the U.S. at 1-800-SEC-0330. The documents filed via the Electronic Data Gathering, Analysis, and Retrieval system are also available for inspection on the SEC’s website (http://www.sec.gov).

I. Subsidiary Information

Not applicable.

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

The following table provides information concerning derivative financial instruments of the companies in relation to foreign currency exchange transactions existing as of March 31, 2005, which are translated into yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2005. As of March 31, 2005, the notional amount of option contracts is ¥1,871 million (U.S.$17 million).

	Millions of yen (except average contractual rates)
Forwards to sell foreign currencies:	US$/Yen	EUR/Yen	EUR/SEK	US$/EUR	US$/SEK	Others	Total
Contract amounts	¥45,173	¥9,174	¥2,385	¥1,736	¥1,334	¥2,393	¥62,195
Average contractual rates	104.29Yen/US$	135.13Yen/EUR	9.07SEK/EUR	0.76EUR/US$	6.83SEK/US$	—	—
Forwards to buy foreign currencies:	GBP/EUR	Yen/ZAR	Yen/A$	KRW/Yen	Yen/Yuan	Others	Total
Contract amounts	¥10,288	¥6,206	¥2,160	¥1,784	¥1,742	¥8,735	¥30,915
Average contractual rates	0.70GBP/EUR	16.34Yen/ZAR	79.96Yen/A$	0.10Yen/KRW	12.86Yen/Yuan	—	—

	Millions of U.S. dollars
Forwards to sell foreign currencies:	US$/Yen	EUR/Yen	EUR/SEK	US$/EUR	US$/SEK	Others	Total
Contract amounts	$422	$86	$22	$16	$13	$22	$581
Forwards to buy foreign currencies:	GBP/EUR	Yen/ZAR	Yen/A$	KRW/Yen	Yen/Yuan	Others	Total
Contract amounts	$96	$58	$20	$17	$16	$82	$289

Note: The United States dollar amounts represent translations of Japanese yen amounts at the rate of U.S.$1=¥107.

Interest Rate Risk

To reduce risks and hedge the cash flow, Komatsu engages in certain interest rate swaps, cross-currency swaps and cap option transactions for interest payment and interest receipt. Certain interest rate swap contracts are not qualified as hedges and are recorded at the fair value and the resultant gains are recognized as income. The following tables provide information concerning debt obligations excluding capital lease obligations, interest rate swaps and cross-currency swaps. For debt obligations, the tables present principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate and cross-currency swaps, the following tables present notional amounts and weighted average receive and pay interest rates. As of March 31, 2005, the notional amount and its average strike rate of interest cap transactions are ¥25,261 million (U.S.$236 million) and 3.48%, respectively. The United States dollar amounts represent translations of Japanese yen amounts at the rate of U.S.$1=¥107.

Long-term debt excluding capital lease obligations and market value adjustment for debt subject to fair value hedge (including due within one year)
			Millions of yen
			Expected maturity date
	Average interest rate	Total	2006	2007	2008	2009	2010	Thereafter
U.S. dollar bonds	7.04%	¥7,625	¥7,625	—	—	—	—	—
Japanese yen bonds	1.58%	65,000	35,000	—	20,000	—	10,000	—
Euro medium-term notes	3.13%	55,980	16,827	22,387	3,842	7,878	5,046	—
Loans, principally from banks	1.97%	176,023	57,118	56,154	23,504	25,830	9,694	3,723

Total		¥304,628	¥116,570	¥78,541	¥47,346	¥33,708	¥24,740	¥3,723

Interest rate and cross-currency swaps and interest cap agreements

				Millions of yen
	Average interest rate			Expected maturity date
	Receive	Pay	Total	2006	2007	2008	2009	2010	Thereafter
Japanese yen interest rate swap	0.07%	1.82%	¥5,080	¥5,080	—	—	—	—	—
U.S. dollar interest rate swap	2.42%	2.59%	77,765	41,502	24,175	9,615	2,473	—	—
Yen/US$ cross-currency swap	0.89%	3.82%	56,500	15,000	16,500	12,000	7,000	6,000	—
Yen/EUR cross-currency swap	0.38%	2.44%	15,000	7,500	5,500	—	—	2,000	—
Others (including interest cap agreements)			26,661	25,576	678	268	139	—	—

Total			¥181,006	¥94,658	¥46,853	¥21,883	¥9,612	¥8,000	—

Long-term debt excluding capital lease obligations and market value adjustment for debt subject to fair value hedge (including due within one year)

			Thousands of U.S. dollars
			Expected maturity date
	Average interest rate	Total	2006	2007	2008	2009	2010	Thereafter
U.S. dollar bonds	7.04%	$71,262	$71,262	—	—	—	—	—
Japanese yen bonds	1.58%	607,477	327,103	—	186,916	—	93,458	—
Euro medium-term notes	3.13%	523,178	157,262	209,224	35,907	73,626	47,159	—
Loans, principally from banks	1.97%	1,645,074	533,812	524,804	219,663	241,402	90,598	34,795

Total		$2,846,991	$1,089,439	$734,028	$442,486	$315,028	$231,215	$34,795

Interest rate and cross-currency swaps and interest cap agreements

				Thousands of U.S. dollars
	Average interest rate			Expected maturity date
	Receive	Pay	Total	2006	2007	2008	2009	2010	Thereafter
Japanese yen interest rate swap	0.07%	1.82%	$47,477	$47,477	—	—	—	—	—
U.S. dollar interest rate swap	2.42%	2.59%	726,776	387,869	225,935	89,860	23,112	—	—
Yen/US$ cross-currency swap	0.89%	3.82%	528,037	140,187	154,206	112,149	65,421	56,074	—
Yen/EUR cross-currency swap	0.38%	2.44%	140,187	70,093	51,402	—	—	18,692	—
Others (including interest cap agreements)			249,168	239,028	6,336	2,505	1,299	—	—

Total			$1,691,645	$884,654	$437,879	$204,514	$89,832	$74,766	—

For additional information about derivative financial instruments, please refer to Note 19 of the Notes to Consolidated Financial Statements included elsewhere in this report.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Komatsu’s management performed an evaluation under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of its disclosure controls and procedures. Based on Komatsu’s evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of March 31, 2005, the end of the period covered by this report, the disclosure controls and procedures were adequate and effective.

No significant changes in Komatsu’s internal controls or in other factors have occurred that could materially affect these controls subsequent to the date the Chief Executive Officer and the Chief Financial Officer completed their evaluation.

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

In addition, in 1998, Komatsu started to publish a booklet of “Komatsu’s Code of Worldwide Business Conduct” and distribute it to all employees and management officers of Komatsu all over the world in order to ensure that they understand how important it is to observe the rules of the business community. The content of the latest edition of this booklet published in December 2004 is available at the Company’s website: http://www.komatsu.com/en/CompanyInfo/profile/conduct/

C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

KPMG AZSA & Co. has served as Komatsu’s principal independent registered public accounting firm for the fiscal years ended March 31, 2005 and 2004. Set forth below is the fees for audit and other services rendered by KPMG AZSA & Co. for the fiscal years ended March 31, 2005 and 2004.

	(Millions of Yen)
	Fiscal Year ended March 31
	2005	2004
Audit fees	557	457
Audit-related fees	365	31
Tax fees	47	91
All other fees	51	45

Total	1,020	624

Audit fees include fees billed for services rendered in connection with the audit of Komatsu’s annual and semiannual consolidated financial statements, review of consolidated quarterly financial statements, and review of associated documents filed with regulatory organizations.

Audit-related fees include fees billed for due diligence services related to mergers and acquisitions, agreed-upon or expanded audit procedures, and review of internal control.

Tax fees include fees billed for tax compliance, review of tax return documents, documentation relating to transfer pricing, international and domestic indirect tax, tax return preparation, tax due diligence, tax advice and others.

All other fees consist of fees for all other services not included in any of the other categories noted above. One of the fees under this category for the year ended March 31, 2005 was billed for advice in connection with Komatsu’s voluntary preparation of its Environmental and Social Report.

Audit Committee’s Pre-Approval Policies and Procedures

In accordance with the U. S. Securities and Exchange Commission rules regarding auditor independence, the Board of Statutory Auditors of the Company has established Pre-Approval Policies and Procedures for Audit and Non-Audit Services Provided by the Independent Auditor. The rules apply to the Company and its consolidated subsidiaries engaging any accounting firms for audit services and the Auditor for permissible non-audit services.

When engaging an accounting firm for audit services, pre-approval is required prior to the commencement of such services. Similarly, when engaging the Auditor for permissible non-audit services (audit-related services, tax services and all other services), pre-approval must be obtained prior to the commencement of the services.

D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements and Schedule attached hereto.

Item 19. Exhibits

Exhibit	(1.1)	Articles of Incorporation of Komatsu Ltd., as amended (Translation)

Exhibit	(1.2)	Regulations of The Board of Directors, as amended (Translation)

Exhibit	(2)	Share Handling Regulations (Translation)

Exhibit	(11)	Code of Ethics for Senior Officers (Translation)

Exhibit	(12) a.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

Exhibit	(12) b.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

Exhibit	(13) a.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

Exhibit	(13) b.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of its requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOMATSU LTD.
(Registrant)

Date: July 27, 2005	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer
Chief Financial Officer

KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of March 31, 2005 and 2004	F-3 and F-4

Consolidated Statements of Income for the Years Ended March 31, 2005, 2004 and 2003	F-5

Consolidated Statements of Shareholders’ Equity for the Years Ended March 31, 2005, 2004 and 2003	F-6

Consolidated Statements of Cash Flows for the Years Ended March 31, 2005, 2004 and 2003	F-7

Notes to Consolidated Financial Statements	F-8 to F-40

Schedule:

II. Valuation and Qualifying Accounts	F-41

(Note - Schedules other than one listed above are omitted because of the absence of the conditions under which they are required or because the information called for is included in the consolidated financial statements or notes thereto.)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Komatsu Ltd.:

We have audited the consolidated financial statements of Komatsu Ltd. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company and subsidiaries adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective as of April 1, 2002.

The accompanying consolidated financial statements and related financial statement schedule as of and for the year ended March 31, 2005, have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements and related financial statement schedule, expressed in yen, have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

/s/ KPMG AZSA & Co.

Tokyo, Japan

June 28, 2005

Consolidated Balance Sheets

Komatsu Ltd. and Consolidated Subsidiaries

March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
Assets	2005	2004	2005
Current assets
Cash and cash equivalents (Note 9)	¥97,510	¥71,406	$911,308
Time deposits	52	64	486
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥14,664 million ($137,047 thousand) in 2005 and ¥15,222 million in 2004 (Notes 1, 4 and 9)	316,828	285,315	2,961,009
Inventories (Notes 1 and 5)	307,002	255,866	2,869,178
Deferred income taxes and other current assets (Notes 1, 6, 15 and 19)	94,105	98,861	879,486

Total current assets	815,497	711,512	7,621,467

Long-term trade receivables (Note 4)	80,856	68,869	755,664
Investments
Investments in and advances to affiliated companies (Notes 1 and 7)	19,032	18,352	177,869
Investment securities (Notes 1, 6 and 20)	63,153	59,253	590,215
Other	1,262	1,267	11,795

Total investments	83,447	78,872	779,879

Land held for sale (Note 1)	2,836	3,824	26,505

Property, plant and equipment—less accumulated depreciation (Notes 1, 8, 9 and 16)	366,660	367,361	3,426,729

Goodwill (Notes 1 and 10)	21,277	16,812	198,850

Other intangible assets (Notes 1 and 10)	25,635	27,762	239,579

Deferred income taxes and other assets (Notes 1, 15, 19 and 20)	52,860	73,633	494,019

	¥1,449,068	¥1,348,645	$13,542,692

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

	Millions of yen		Thousands of U.S. dollars (Note 1)
Liabilities and Shareholders’ Equity	2005	2004	2005
Current liabilities
Short-term debt (Notes 9 and 11)	¥84,957	¥97,057	$793,991
Current maturities of long-term debt (Notes 9, 11, 16 and 20)	129,620	55,868	1,211,402
Trade notes and accounts payable	266,112	218,911	2,487,028
Income taxes payable (Note 15)	12,234	12,957	114,336
Deferred income taxes and other current liabilities (Notes 1, 15 and 19)	149,576	135,039	1,397,907

Total current liabilities	642,499	519,832	6,004,664

Long-term liabilities
Long-term debt (Notes 9, 11, 16 and 20)	217,714	307,143	2,034,710
Liability for pension and retirement benefits (Notes 1 and 12)	54,709	43,692	511,299
Deferred income taxes and other liabilities (Notes 1, 15, 19 and 20)	18,056	14,825	168,748

Total long-term liabilities	290,479	365,660	2,714,757

Minority interests	38,946	37,646	363,981

Commitments and contingent liabilities (Note 18)
Shareholders’ equity (Notes 1 and 13)
Common stock:
Authorized 3,955,000,000 shares in 2005 and 2004
Issued 998,744,060 shares in 2005 and 2004
Outstanding 991,420,696 shares in 2005 and 992,488,276 shares in 2004	67,870	67,870	634,299
Capital surplus	135,792	135,675	1,269,084
Retained earnings:
Appropriated for legal reserve	22,341	21,629	208,794
Unappropriated	277,196	227,825	2,590,617
Accumulated other comprehensive income (loss) (Notes 1, 6, 12 and 14)	(21,485)	(23,794)	(200,794)
Treasury stock at cost, 7,323,364 shares in 2005 and 6,255,784 shares in 2004 (Note 13)	(4,570)	(3,698)	(42,710)

Total shareholders’ equity	477,144	425,507	4,459,290

	¥1,449,068	¥1,348,645	$13,542,692

Consolidated Statements of Income

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	2005
Revenues and other
Net sales (Notes 1 and 7)	¥1,434,788	¥1,196,418	¥1,089,804	$13,409,234
Interest and other income	20,047	11,945	13,436	187,355

Total	1,454,835	1,208,363	1,103,240	13,596,589

Costs and expenses (Notes 16 and 22)
Cost of sales	1,066,887	881,231	815,557	9,970,907
Selling, general and administrative	265,978	249,261	241,069	2,485,776
Interest	11,209	14,915	14,693	104,757
Impairment loss on long-lived assets held for use (Note 1)	4,200	19,051	—	39,252
Other	7,858	16,869	19,016	73,439

Total	1,356,132	1,181,327	1,090,335	12,674,131

Income before income taxes, minority interests and equity in earnings of affiliated companies	98,703	27,036	12,905	922,458

Income taxes (Notes 1 and 15)
Current	16,635	20,354	6,681	155,467
Deferred	19,409	(23,873)	(713)	181,393

Total	36,044	(3,519)	5,968	336,860

Income before minority interests and equity in earnings of affiliated companies	62,659	30,555	6,937	585,598
Minority interests in income of consolidated subsidiaries	(4,588)	(3,839)	(2,877)	(42,879)
Equity in earnings (losses) of affiliated companies	939	247	(786)	8,776
Income before cumulative effect of accounting change	59,010	26,963	3,274	551,495
Cumulative effect of accounting change	—	—	(265)	—

Net income	¥59,010	¥26,963	¥3,009	$551,495

	Yen			U.S. cents
Per share data (Notes 1 and 17):
Income before cumulative effect of accounting change:
Basic	¥59.51	¥27.17	¥3.36	55.62	¢
Diluted	59.47	27.16	3.36	55.58
Cumulative effect of accounting change:
Basic	—	—	(0.27)	—
Diluted	—	—	(0.27)	—
Net income:
Basic	59.51	27.17	3.09	55.62
Diluted	59.47	27.16	3.09	55.58
Cash dividends per share (Note 1)	9.00	6.00	6.00	8.41

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	2005
Common stock
Balance, beginning of year	¥67,870	¥67,870	¥67,870	$634,299
Balance, end of year	¥67,870	¥67,870	¥67,870	$634,299

Capital surplus
Balance, beginning of year	¥135,675	¥135,686	¥117,439	$1,267,991
Sales of treasury stock	117	(11)	9	1,093
Issuance of shares to acquire minority interests of consolidated subsidiaries	—	—	18,238	—

Balance, end of year	¥135,792	¥135,675	¥135,686	$1,269,084

Retained earnings
Appropriated for legal reserve
Balance, beginning of year	¥21,629	¥21,030	¥20,852	$202,140
Transfer from unappropriated retained earnings	712	599	178	6,654

Balance, end of year	¥22,341	¥21,629	¥21,030	$208,794

Unappropriated retained earnings
Balance, beginning of year	¥227,825	¥207,416	¥210,309	$2,129,206
Net income	59,010	26,963	3,009	551,495
Cash dividends paid	(8,927)	(5,955)	(5,724)	(83,430)
Transfer to retained earnings appropriated for legal reserve	(712)	(599)	(178)	(6,654)

Balance, end of year	¥277,196	¥227,825	¥207,416	$2,590,617

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(23,794)	¥(32,981)	¥(18,393)	$(222,374)
Other comprehensive income (loss) for the year, net of tax	2,309	9,187	(14,588)	21,580

Balance, end of year	¥(21,485)	¥(23,794)	¥(32,981)	$(200,794)

Treasury stock
Balance, beginning of year	¥(3,698)	¥(3,655)	¥(2,934)	$(34,561)
Purchase of treasury stock	(1,624)	(153)	(721)	(15,177)
Sales of treasury stock	752	110	—	7,028

Balance, end of year	¥(4,570)	¥(3,698)	¥(3,655)	$(42,710)

Total shareholders’ equity	¥477,144	¥425,507	¥395,366	$4,459,290

Disclosure of comprehensive income (loss)
Net income for the year	¥59,010	¥26,963	¥3,009	$551,495
Other comprehensive income (loss) for the year, net of tax	2,309	9,187	(14,588)	21,580

Comprehensive income (loss) for the year	¥61,319	¥36,150	¥(11,579)	$573,075

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	2005
Operating activities
Net income	¥59,010	¥26,963	¥3,009	$551,495
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	69,020	69,863	70,229	645,047
Deferred income taxes	19,409	(23,873)	(713)	181,393
Net loss (gain) from sale of investment securities	(162)	(211)	6,454	(1,514)
Gain on sale of property	(11,269)	(2,198)	(3,410)	(105,318)
Loss on disposal or sale of fixed assets	4,311	7,611	3,974	40,290
Impairment loss on long-lived assets held for use	4,200	19,051	—	39,252
Pension and retirement benefits, net	3,662	1,725	(29,939)	34,224
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(33,266)	(22,410)	9,470	(310,897)
Decrease (increase) in inventories	(42,418)	(17,112)	21,298	(396,430)
Increase (decrease) in trade payables	39,261	41,188	(20,580)	366,925
Increase (decrease) in income taxes payable	(721)	6,123	(368)	(6,738)
Other, net	10,332	10,570	(11,167)	96,561

Net cash provided by operating activities	121,369	117,290	48,257	1,134,290

Investing activities
Capital expenditures	(72,873)	(59,350)	(69,182)	(681,056)
Proceeds from sales of property	31,780	15,750	18,627	297,009
Proceeds from sales of available for sale investment securities	2,593	14,056	9,453	24,234
Purchases of available for sale investment securities	(4,690)	(4,308)	(4,549)	(43,832)
Acquisition of subsidiaries, net of cash acquired	(148)	(10,440)	5,300	(1,383)
Collection of loan receivables	17,485	7,988	14,418	163,411
Disbursement of loan receivables	(12,375)	(4,553)	(10,537)	(115,654)
Decrease (increase) in time deposits	497	(74)	452	4,645

Net cash used in investing activities	(37,731)	(40,931)	(36,018)	(352,626)

Financing activities
Proceeds from long-term debt	29,331	40,107	152,726	274,122
Repayments on long-term debt	(47,489)	(90,134)	(55,862)	(443,822)
Decrease in short-term debt, net	(19,924)	(12,839)	(61,115)	(186,206)
Repayments of capital lease obligations	(9,954)	(10,107)	(10,458)	(93,028)
Purchase of treasury stock, net	(872)	(43)	(721)	(8,150)
Dividends paid	(8,927)	(5,955)	(5,724)	(83,430)

Net cash provided by (used in) financing activities	(57,835)	(78,971)	18,846	(540,514)

Effect of exchange rate change on cash and cash equivalents	301	(2,134)	(325)	2,813

Net increase (decrease) in cash and cash equivalents	26,104	(4,746)	30,760	243,963
Cash and cash equivalents, beginning of year	71,406	76,152	45,392	667,345

Cash and cash equivalents, end of year	¥97,510	¥71,406	¥76,152	$911,308

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

The consolidated net sales of the Company and consolidated subsidiaries for the year ended March 31, 2005, consisted of the following:

Construction and mining equipment – 73.9%, Industrial Machinery, Vehicles and Others – 18.6%, Electronics – 7.5%.

Sales are made principally under the Komatsu brand name, and are almost entirely through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales for the year ended March 31, 2005, 63.7% were generated outside Japan, with 25.1% in the Americas, 14.2% in Europe, 3.9% in China, 14.7% in Asia (excluding Japan and China) and Oceania, and 5.8% in the Middle East and Africa.

The manufacturing operations of the Company and consolidated subsidiaries are conducted primarily at plants in Japan, United States, Germany, United Kingdom, Sweden, Indonesia, Brazil, Italy, China and Taiwan.

Basis of Financial Statements

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts for the year ended March 31, 2005, is included solely for the convenience of readers and has been made at the rate of ¥107 to $1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2005. Such translation should not be construed as a representation that Japanese yen amounts could be converted into United States dollars at the above or any other rate.

The Company and its domestic subsidiaries maintain their books of account in conformity with accounting principles generally accepted in Japan, and its foreign subsidiaries generally maintain their books of account in comformity with those in the country of their domicile. The accompanying consolidated financial statements reflect certain adjustments, not recorded in the companies’ books, to present them in conformity with U.S. generally accepted accounting principles. These adjustments are made mainly in connection with accounting for liability for pension and other retirement benefits, leases, derivative financial instruments, and recognition of certain accrued expenses. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

Summary of Significant Accounting Policies

(1) Consolidation and Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and all of its majority-owned domestic and foreign subsidiaries, except for certain immaterial subsidiaries.

The accounts of any variable interest entities that must be consolidated under FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”, because the Company has been determined to be the primary beneficiary, are included in the consolidated financial statements.

Investments in 20 to 50% owned affiliated companies whereby the Company has the ability to exercise significant influence over the operational and financial policies of a company are accounted for by the equity method.

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

(4) Inventories

Inventories are stated at the lower of cost or market. The Company determines cost of finished parts held for sale by last-in first-out method, and consolidated subsidiaries principally determine it by first-in first-out method. For other finished products and work in process, cost is determined using actual costs accumulated under a job-order cost system. Cost of materials and supplies are stated at average cost.

(5) Investment Securities

In compliance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the companies’ investments in debt and marketable equity securities are categorized as available-for-sale securities which are stated at fair value. Changes in fair values are included as a separate component of other comprehensive income (loss) in the accompanying consolidated financial statements.

Unrealized losses are charged against net earnings when a decline in market value below cost is determined to be other than temporary based primarily on the financial condition and near term prospects of the issuer and the extent and length of the time of the decline.

Investments whose market values have declined below cost that extends for six months are written down to the fair value through a charge to net earnings in all cases.

In assessing other-than-temporary impairment of investment securities which are stated at cost, the Company considers the financial condition and prospects of each investee company and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment securities exceeds its estimated fair value which is determined using discounted cash flows or other valuation techniques considered appropriate.

(6) Land Held for Sale

Land held for sale are stated at the lower of cost or market value less cost to sell. During fiscal years ended in March 31, 2005 and 2004, the Company recorded a total charge of ¥313 million ($2,925 thousand) and ¥1,092 million, respectively, in other expense to reduce the carrying values of assets held for sale to current estimated market values less cost to sell.

(7) Property, Plant and Equipment, and Related Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets. The average depreciation periods are 27 years for buildings and 8 years for machinery and equipment, respectively. Effective rates of depreciation for buildings, machinery and equipment for the years ended March 31, 2005, 2004 and 2003, are as follows:

	2005	2004	2003
Buildings	8%	9%	9%
Machinery and equipment	25%	23%	23%

Certain leased machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, “Accounting for Leases.” The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Aggregate cost	¥66,814	¥66,964	$624,430
Accumulated depreciation	27,659	27,343	258,495

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any gains or losses are included in other income or expenses.

(8) Goodwill and Other Intangible Assets

The companies have adopted SFAS No.141 “Business Combinations” and SFAS No.142 “Goodwill and Other Intangible Assets”. SFAS No. 141 requires the use of the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No. 142 eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment based on its fair value until its life is determined to no longer be indefinite.

The companies fully adopted the provisions of SFAS No. 141 and SFAS No. 142 as of April 1, 2002. Goodwill acquired in business combinations completed before July 1, 2001, was amortized through March 31, 2002. In connection with the transition provision of SFAS No. 142, the Company was required to perform an assessment of whether there was an indication that any existing goodwill was impaired as of April 1, 2002. To accomplish this, the Company (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. The Company completed the transitional assessment and recognized an impairment loss amounting to ¥265 million as of April 1, 2002 since the carrying amount of the applicable reporting unit’s goodwill exceeded its implied fair value. As specified by SFAS No. 142, such transitional impairment loss was reflected as a cumulative effect adjustment in the consolidated statement of income. The Company also completed the annual assessments for the year ended March 31, 2005 and 2004, and determined that no additional goodwill impairment charge was necessary.

(9) Revenue Recognition

The companies recognize revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered for customers or dealers, (3) sales price is fixed or determinable, and (4) collectibility is reasonably assured.

Revenue from sales of products including construction and mining equipment, industrial machinery, and vehicles is recognized when title and risk of all ownership is transferred to independently owned and operated customers or dealers, which occurs upon the attainment of customer acceptance or when installation is completed. The conditions of acceptance are governed by the terms of the contract or arrangement with them. In some cases when the companies enter into a separate contract to render transportation, guidance, or installation services, principally related to the sales of large-sized industrial machinery such as large presses, these service revenues are recognized at the completion of the service delivery specified in the contract.

Service revenues from repair and maintenance and from transportation are recognized at the completion of service delivery. The companies sometimes make a contract with mining equipment customer for long-term fixed price maintenance. This service revenue is recognized based on operation or performance of the equipment.

Certain of consolidated subsidiaries rent construction equipments to customers. This rent revenue is recognized on a straight-line basis over the rental period.

Revenues are recorded net of discounts.

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

The Company uses a specific identification method to release the residual tax effects associated with components of accumulated other comprehensive income resulting from a change in tax law or rate.

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

(13) Stock-Based Compensation

The Company applies Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 gives entities a choice of measuring related compensation expense by using the fair value method or the intrinsic value approach under APB Opinion No. 25. Under the intrinsic value method, stock compensation is measured by the difference between the exercise price of the stock options and the fair value of the Company’s common stock on the date of grant and charged to expense over the vesting period.

The following table summarizes pro forma net income of the Company if compensation cost for stock options granted and for employee stock purchases under the plan had been determined in accordance with the fair value based method prescribed by SFAS No. 123:

		Millions of yen			Thousands of U.S. dollars
		2005	2004	2003	2005
Net income, as reported		¥59,010	¥26,963	¥3,009	$551,495
Total stock-based compensation expenses determined using the fair value based method		256	229	75	2,392
Pro forma net income		58,754	26,734	2,934	549,103

		Yen			U.S. cents
Net income per share, basic and diluted:		2005	2004	2003	2005
Basic earnings per share	As reported	¥59.51	¥27.17	¥3.09	55.62	¢
	Pro forma	59.25	26.94	3.01	55.37

Diluted earnings per share	As reported	¥59.47	¥27.16	¥3.09	55.58	¢
	Pro forma	59.21	26.93	3.01	55.34

(14) Per Share Data

Basic net income per share has been computed by dividing net income by the weighted-average number of common shares outstanding during each fiscal year, after deducting treasury shares. Diluted net income per share reflects the potential dilution computed on the basis that all convertible bonds were converted at the beginning of the year and that all stock options were exercised (less the number of treasury shares assumed to be purchased from proceeds using the average market price of the Company’s common shares) to the extent that each is not antidilutive.

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

The Company accounts for its investment in derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133.” SFAS No. 133 as amended requires that all derivatives, including derivatives embedded in other financial instruments, be measured at fair value and recognized as either assets or liabilities on the consolidated balance sheet. Changes in the fair values of derivative instruments not designated or not qualifying as hedges under SFAS No. 133 or any ineffective portion of qualified hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in accumulated other comprehensive income (loss), and recognized in earnings when the hedged item is recognized in earnings.

(17) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

In accordance with SFAS No. 144, the long-lived assets and certain identifiable intangibles to be held and used by the companies are reviewed for impairment based on a cash flow analysis of related operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assets to be held for use are considered to be impaired when estimated undiscounted cash flow expected to result from the use of the assets and their eventual disposition is less than their carrying amounts. The impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

In the fiscal year ended March 31, 2004, Advanced Silicon Materials LLC (ASiMI) which is a consolidated subsidiary in the electronics segment re-appraised its fixed assets of the Butte plant using present value techniques based on the estimated future cash flows expected to result from the use of the assets and their eventual disposition and recorded an impairment loss of ¥17,534 million based on the assumption that the business environment will remain unfavorable due to the delay in recovery of the demand-and-supply gap for polycrystalline silicon as well as the intensified pricing competition.

(18) Use of Estimates

The Company’s management has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses presented in these financial statements prepared in conformity with U.S. generally accepted accounting principles. Actual results could differ from the estimates and assumptions.

The Company has identified five areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables, impairment on long-lived assets and goodwill, pension liabilities and expenses, fair value of financial instruments and realization of deferred tax assets.

(19) New Accounting Standards

In March 2004, the Emerging Issue Task Force (“EITF”) reached consensuses on EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus addresses the meaning of other than temporary impairment and its application to debt and equity securities accounted for under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method. The consensus requires certain quantitative and qualitative disclosures about unrealized losses of debt and equity securities and certain disclosures about cost method investments which are included in the notes to the accompanying consolidated financial statements to the extent material. The recognition and measurement provisions of EITF 03-1 have been deferred until additional guidance is issued. The effect of the consensus is not expected to have a material effect on the Company’s consolidated financial position and results of operation.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new standard requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company in the fiscal year beginning April 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition but does not believe SFAS 151 will have a material impact.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company in the fiscal year beginning April 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

In December 2004, the FASB issued SFAS No. 123 (revised 2003) (“SFAS 123R”) “Share-Based Payment”. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement also establishes fair value as the measurement objective in accounting for share-based payment arrangements. The Company will adopt this Statement effective for the year beginning April 1, 2006 using the modified prospective method. The effect of adopting SFAS 123R is not expected to be material to the Company’s consolidated financial position or results of operations.

(20) Reclassification

The accompanying consolidated balance sheet for the year ended March 31, 2004, reflects the reclassification of the portion of installment and lease receivables due after one year (less unearned interest), or the long-term portion, previously included in trade notes and accounts receivable to long-term trade receivables to conform with the presentation used for the year ended March 31, 2005. The effect of this reclassification was to decrease total current assets by ¥68,869 million from ¥780,381 million to ¥711,512 million at March 31, 2004. This reclassification had no affect on the consolidated statements of income and cash flows.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the years ended March 31, 2005, 2004 and 2003, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Additional cash flow information:
Interest paid	¥10,687	¥14,911	¥14,370	$99,879
Income taxes paid	16,642	13,102	6,831	155,533

Noncash investing and financing activities:
Acquisition of minority interests of two consolidated subsidiaries through stock for stock exchanges:
Net assets acquired	¥—	¥—	¥18,238	$—

Capital lease obligations incurred	¥16,146	¥18,699	¥12,022	$150,897

On October 2002, the Company acquired all of the minority interests, representing 48.5% and 45.7% of the issued and outstanding shares, of its existing consolidated subsidiaries, Komatsu Forklift Co., Ltd. (“Komatsu Forklift”) and Komatsu Zenoah Co. (“Komatsu Zenoah”), respectively, through stock for stock exchanges. As a result the Company issued 23,691 thousand shares and 16,132 thousand shares for minority interest, respectively, having an aggregate fair value of ¥18,238 million.

3. Acquisition

In December 2003, the Company acquired 100% of the shares of Partek Forest AB and Partek Forest Holdings LLC for cash of ¥13,365 million in order to make full-scale entry to the forestry equipment market. From the fiscal year ended March 31, 2004, these two companies and their 12 subsidiaries (collectively, Partek Forest group) were treated as consolidated companies and their one affiliated company was treated as an equity method investment. The Company accounts for the investment based on a fiscal period ended 90 days prior to the Company’s year end; therefore, it has included the consolidated balance sheet as of December 31, 2004 and 2003 of Partek Forest group in the consolidated financial statements of the Company as of March 31, 2005 and 2004, respectively. The business of Partek Forest group is primarily the manufacture and sale of forestry equipment mainly used in Europe and North America.

Had the aforementioned acquisition been consummated on April 1, 2002, the Company’s pro forma net income for the years ended March 31, 2004 and 2003 would not have been materially different from the actual reported results.

Following is a summary of the estimated fair values of the assets acquired and liabilities assumed as of the date of the acquisition:

Millions of yen
Current assets	¥12,154
Property, plant and equipment	2,535
Intangible assets	6,161
Goodwill	6,774
Other assets	43
Total assets acquired	27,667
Current liabilities	11,309
Long-term liabilities	2,993
Total liabilities assumed	14,302
Purchase price	¥13,365

Total intangible assets of ¥6,161 million are amortized over their weighted-average useful lives, which includes technology assets of ¥2,513 million, dealer network of ¥1,315 million and customer relationships of ¥1,108 million (6, 9 and 15 years weighted-average useful lives, respectively).

The goodwill of ¥6,774 million was assigned to the construction and mining equipment segment. The total amount of goodwill is not deductible for tax purposes.

4. Trade Notes and Accounts Receivable

Receivables at March 31, 2005 and 2004 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Trade notes	¥139,889	¥114,323	$1,307,374

Accounts receivable	272,459	255,083	2,546,346

Total	412,348	369,406	3,853,720

Less: allowance	(14,664)	(15,222)	(137,047)

Net trade receivables	¥397,684	¥354,184	$3,716,673

Less: long-term portion	(80,856)	(68,869)	(755,664)

Trade receivables-current	¥316,828	¥285,315	$2,961,009

Installment and lease receivables (less unearned interests) are included in trade notes and accounts receivables and long-term trade receivables.

Lease receivables represent receivables from customers for equipment leased by Komatsu Forklift Co., Ltd. These leases are accounted for as sales-type leases in conformity with SFAS No. 13. Equipment sales revenue from sales-type leases are recognized at the inception of the lease.

At March 31, 2005 and 2004, lease receivables comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Minimum lease payments receivable	¥10,881	¥11,384	$101,692
Unearned income	(778)	(913)	(7,271)

Net lease receivables	¥10,103	¥10,471	$94,421

Cash flows received for all securitization activities for the years ended March 31, 2005, 2004 and 2003 were ¥339,469 million ($3,172,607 thousand), ¥294,210 million and ¥255,342 million from the sales of trade notes and accounts receivable.

The Company and some consolidated subsidiaries retain servicing responsibilities, however contractual servicing fees are not received from the third parties separately. The investors and the securitization trusts have no or limited recourse rights to the Company and its consolidated subsidiaries’ assets in case of debtors’ default. Appropriate reserves have been established for potential losses relating to the limited recourse of the sold receivables. Also the Company and its consolidated subsidiaries, except for a certain U.S. subsidiary, as transferor do not retain any interest in the receivables sold.

The components of securitized trade receivables and other assets managed together at March 31, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Total amount of trade receivables that are managed and securitized	¥551,907	¥505,555	$5,158,010
Assets transferred	(139,559)	(136,149)	(1,304,290)

Total amount of trade receivable on balance sheet	¥412,348	¥369,406	$3,853,720

A certain U.S. subsidiary’s retained interests, which are included in the recourse provisions, are subordinate to investor’s interests and their value are subject to certain key assumptions. Key assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the year ended March 31, 2005 and 2004 were as follows:

	2005	2004
Weighted-average life	31 months	48 months
Prepayment speed over the life	1.8%	2.3%
Expected credit losses over the life	2.4%	1.6%

The carrying amount of retained interest was ¥229 million ($ 2,140 thousand) and ¥5,822 million as of March 31, 2005 and 2004, respectively. The impacts of 10% and 20% changes to the key assumptions on the fair value of retained interest as of March 31, 2005 are immaterial.

5. Inventories

At March 31, 2005 and 2004, inventories comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Finished products, including finished parts held for sale	¥208,933	¥174,982	$1,952,645
Work in process	57,435	52,702	536,776
Materials and supplies	40,634	28,182	379,757

Total	¥307,002	¥255,866	$2,869,178

6. Investment Securities

Investment securities at March 31, 2005 and 2004, primarily consisted of securities available for sale.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at March 31, 2005 and 2004, are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2005
Investment securities available for sale:
Marketable debt securities	¥10	¥—	¥—	¥10
Marketable equity securities	17,425	32,867	107	50,185
Other investment securities at cost	12,958	—	—	12,958
Current portion of other investment securities at cost	500	—	—	500

	¥30,893	¥32,867	¥107	¥63,653

At March 31, 2004
Investment securities available for sale:
Marketable debt securities	¥10	¥—	¥—	¥10
Marketable equity securities	17,430	27,586	0	45,016
Other investment securities at cost	14,227	—	—	14,227

	¥31,667	¥27,586	¥0	¥59,253

	Thousands of U.S. dollars
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2005
Investment securities available for sale:
Marketable debt securities	$93	$—	$—	$93
Marketable equity securities	162,851	307,168	1,000	469,019
Other investment securities at cost	121,103	—	—	121,103
Current portion of other investment securities at cost	4,673	—	—	4,673

	$288,720	$307,168	$1,000	$594,888

Other investment securities primarily include non-marketable equity securities.

Unrealized holding gains and losses deemed to be temporary are included as a component of accumulated other comprehensive income (loss) until realized.

Proceeds from the sales of marketable securities and investment securities available for sale were ¥2,593 million ($24,234 thousand), ¥14,056 million and ¥9,453 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Net realized gains (losses) on sale of investment securities available for sale during the years ended March 31, 2005, 2004 and 2003, amounted to gains of ¥162 million ($1,514 thousand), gains of ¥211 million and losses of ¥6,454 million, respectively. They were included in “interest and other income” or in “other” of “costs and expenses” in the accompanying consolidated statements of income. The cost of the marketable securities and investment securities sold was computed based on the average-cost method.

7. Investments in and Advances to Affiliated Companies

At March 31, 2005 and 2004, investments in and advances to affiliated companies comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Investments in capital stock	¥13,952	¥13,308	$130,393
Advances	5,080	5,044	47,476

Total	¥19,032	¥18,352	$177,869

The Company owns investments principally in domestic sales distributors. Percentage of participation in such affiliated companies varies from 20% to 50%.

Dividends received from affiliated companies were ¥80 million ($748 thousand), ¥184 million and ¥221 million during the years ended March 31, 2005, 2004 and 2003, respectively.

Trade notes and accounts receivable from affiliated companies at March 31, 2005 and 2004, were ¥32,488 million ($303,626 thousand) and ¥36,282 million, respectively.

Short-term loans receivable from affiliated companies at March 31, 2005 and 2004, were ¥5,329 million ($49,804 thousand) and ¥9,453 million, respectively.

Trade notes and accounts payable to affiliated companies at March 31, 2005 and 2004, were ¥5,771 million ($53,935 thousand) and ¥6,488 million, respectively.

Net sales for the years ended March 31, 2005, 2004 and 2003, included net sales to affiliated companies in the amounts of ¥54,449 million ($508,869 thousand), ¥49,978 million and ¥57,418 million, respectively.

At March 31, 2005, intercompany profits (losses) have been eliminated in the consolidated financial statements.

For the year ended March 31, 2005, consolidated unappropriated retained earnings included the companies’ share of undistributed earnings of 50% or less owned companies accounted for by the equity method amounting to ¥4,511 million ($42,159 thousand).

The difference between the carrying amount of equity method investments and the amount of underlying equity in net assets is insignificant as of March 31, 2005 and 2004.

Summarized financial information for affiliated companies at March 31, 2005 and 2004, and for the years ended March 31, 2005, 2004 and 2003, is as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Current assets	¥98,319	¥105,502	$918,869
Net property, plant and equipment—less accumulated depreciation	37,355	39,126	349,112
Other assets	10,819	8,521	101,112

Total assets	¥146,493	¥153,149	$1,369,093

Current liabilities	¥81,711	¥94,270	$763,654
Noncurrent liabilities	27,683	24,115	258,720
Shareholders’ equity	37,099	34,764	346,719

Total liabilities and shareholders’ equity	¥146,493	¥153,149	$1,369,093

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Net sales	¥176,429	¥177,868	¥206,684	$1,648,869

Net income (loss)	¥2,750	¥1,857	¥(4,791)	$25,701

8. Property, Plant and Equipment

The major classes of property, plant and equipment at March 31, 2005 and 2004, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Land	¥73,178	¥72,759	$683,907
Buildings	289,552	297,350	2,706,093
Machinery and equipment	677,986	665,118	6,336,317
Construction in progress	8,261	8,062	77,206

Total	1,048,977	1,043,289	9,803,523
Less: accumulated depreciation	(682,317)	(675,928)	(6,376,794)

Net property, plant and equipment	¥366,660	¥367,361	$3,426,729

9. Pledged Assets

At March 31, 2005, assets pledged as collateral for short-term debt, long-term debt and guarantees for debt are as follows:

	Millions of yen	Thousands of U.S. dollars
Cash and cash equivalents	¥548	$5,121
Trade notes and accounts receivable	29	271
Property, plant and equipment—less accumulated depreciation	4,296	40,150

Total	¥4,873	$45,542

The above assets were pledged against the following liabilities:

	Millions of yen	Thousands of U.S. dollars
Liabilities appearing in the consolidated balance sheets as:
Short-term debt	¥199	$1,860
Long-term debt	3,620	33,832
Guarantees for debt	1,054	9,850

Total	¥4,873	$45,542

10. Goodwill and Other Intangible Assets

The information for intangible assets other than goodwill at March 31, 2005 and 2004 are as follows:

	Millions of yen
	2005			2004
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	¥27,398	¥(16,642)	¥10,756	¥26,596	¥(15,467)	¥11,129
Other	14,914	(3,202)	11,712	14,843	(2,446)	12,397

Total	42,312	(19,844)	22,468	41,439	(17,913)	23,526
Other intangible assets not subject to amortization			3,167			4,236

Total other intangible assets			¥25,635			¥27,762

	Thousands of U.S. dollars
	2005
	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	$256,056	$(155,533)	$100,523
Other	139,383	(29,925)	109,458

Total	395,439	(185,458)	209,981
Other intangible assets not subject to amortization			29,598

Total other intangible assets			$239,579

The aggregate amortization expense of other intangible assets subject to amortization for the year ended March 31, 2005, 2004 and 2003 were ¥6,993 million ($65,355 thousand), ¥5,543 million and ¥5,501 million, respectively. The future estimated amortization expenses for each of five years relating to amounts currently recorded in the consolidated balance sheet are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥5,494	$51,346
2007	4,640	43,364
2008	3,093	28,907
2009	2,231	20,850
2010	1,792	16,748

The changes in carrying amounts of goodwill for the year ended March 31, 2005 and 2004 were as follow:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Balance at beginning of the year	¥16,812	¥5,550	$157,121
Goodwill acquired during the year	4,398	11,798	41,103
Foreign exchange impact	67	(536)	626

Balance at end of the year	¥21,277	¥16,812	$198,850

In adopting SFAS No. 142 on April 1, 2002, a goodwill impairment loss of ¥265 million was recognized from the casting goods reporting unit in China and all of the goodwill was impaired.

At March 31, 2005, the amounts of goodwill allocated to the construction and mining equipment segment and the electronics segment were ¥20,737 million ($193,803 thousand) and ¥540 million ($5,047 thousand), respectively.

As of March 31, 2005, goodwill acquired during fiscal year ended March 31, 2005 was allocated to the construction and mining equipment segment.

Goodwill acquired during the fiscal year ended March 31, 2005 principally resulted from the acquisition of the shares of two domestic sales distributors in order to enhance sales activity in certain areas, and the majority of goodwill acquired during the fiscal year ended March 31, 2004 resulted from the acquisition of 100% of the shares of Partek Forest AB and Partek Forest Holdings LLC in December 2003 in order to make full-scale entry to foresty equipment market. (Note 3)

11. Short-Term and Long-Term Debt

Short-term debt primarily consists of short-term bank loans. The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 2005 and 2004, were 2.4% and 2.0%, respectively. The Company and certain consolidated subsidiaries have unused committed lines of credit amounting to ¥35,476 million ($331,551 thousand) with certain financial institutions at the end of fiscal 2005. The Company holds ¥50,000 million ($467,290 thousand) commercial paper program and had ¥50,000 million unused amount as of March 31, 2005. Long-term debt at March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Long-term debt with collateral (Note 9):
Banks, insurance companies and other financial institutions, maturing serially through 2005–2023, weighted-average rate 2.3%
Government-owned banks and government agencies	¥8,934	¥15,647	$83,495
Other	4,060	7,255	37,944
Long-term debt without collateral:
Banks, insurance companies and other financial institutions, maturing serially through 2005–2017, weighted-average rate 2.0%	156,122	155,169	1,459,084
Euro Medium-Term Notes maturing serially through 2005–2009, weighted-average rate 3.1%	58,207	67,186	543,991
7.0% Senior Notes due 2005 (payable in U.S. dollars)	7,625	7,504	71,262
1.9% Unsecured Bonds due 2006	35,000	35,000	327,103
1.07% Unsecured Bonds due 2007	20,000	20,000	186,916
1.45% Unsecured Bonds due 2009	10,000	10,000	93,458
Capital lease obligations (Note 16)	40,479	40,858	378,308
Other	6,907	4,392	64,551

Total	347,334	363,011	3,246,112
Less: current maturities	(129,620)	(55,868)	(1,211,402)

Long-term debt	¥217,714	¥307,143	$2,034,710

In 1996, the Company, Komatsu Finance America Inc. and Komatsu Finance (Netherlands) B.V. registered the US$1.0 billion Euro Medium-Term Note Program (“the Program”) on the London Stock Exchange. On April 1, 1999, the registered amount of the Program was increased to US$1.2 billion. On October 14, 2003, Komatsu Europe Coordination Center N.V. was added as an issuer under the Program. Under the Program, each of the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuers and dealers. Komatsu Finance America Inc. issued ¥8,000 million ($74,766 thousand) during fiscal 2005, and ¥18,000 million and $30,000 thousand during fiscal 2004 of Euro Medium-Term Notes with various interest rates and maturity dates. Komatsu Finance (Netherlands) B.V. issued ¥3,500 million during fiscal 2004 of Euro Medium-Term Notes with various interest rates and maturity dates. Komatsu Europe Coordination Center N.V. issued ¥9,500 million ($88,785 thousand) during fiscal 2005, and ¥8,500 million during fiscal 2004 of Euro Medium-Term Notes with various interest rates and maturity dates. At March 31, 2005, the issuers under the Program were the Company, Komatsu Finance America Inc. and Komatsu Europe Coordination Center N.V.

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

Annual maturities of long-term debt subsequent to March 31, 2005, excluding SFAS No. 133 market value adjustments of ¥2,227 million ($20,813 thousand) are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥128,804	$1,203,776
2007	88,468	826,804
2008	55,000	514,019
2009	39,683	370,869
2010	27,384	255,925
2011 and thereafter	5,768	53,906

Total	¥345,107	$3,225,299

12. Liability for Pension and Other Retirement Benefits

The Company’s employees, with certain minor exceptions, are covered by a severance payment and a defined benefit cash balance pension plan. The plan provides that approximately 60% of the employee benefits are payable as a pension payment, commencing upon retirement at age 60 (mandatory retirement age) and that the remaining benefits are payable as a lump-sum severance payment based on remuneration, years of service and certain other factors at the time of retirement. The plan also provides for lump-sum severance payments, payable upon earlier termination of employment.

The Company made a shift from a tax qualified defined benefit pension plan to a defined benefit cash balance pension plan during the year ended March 31, 2005. Under the cash balance pension plan, each employee has an account which is credited yearly based on the current rate of pay and market-related interest rate. Adoption of the cash balance pension plan did not have a material effect on the actuarial determined pension obligation as of such date.

The Company’s funding policy is to contribute semiannually the amounts to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

Net periodic cost of the Company’s plan for the years ended March 31, 2005, 2004 and 2003, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Service cost—Benefits earned during the year	¥3,685	¥3,805	¥3,783	$34,439
Interest cost on projected benefit obligation	2,124	2,236	2,777	19,851
Expected return on plan assets	(1,232)	(408)	(505)	(11,514)
Net amortization and deferral	2,478	3,984	3,147	23,159

Net periodic cost	¥7,055	¥9,617	¥9,202	$65,935

The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the Company’s plan are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Change in benefit obligation:
Benefit obligation, beginning of year	¥95,888	¥97,659	$896,150
Service cost	3,685	3,805	34,439
Interest cost	2,124	2,236	19,851
Actuarial loss	146	858	1,364
Benefits paid	(7,460)	(8,670)	(69,720)

Benefit obligation, end of year	¥94,383	¥95,888	$882,084

Change in plan assets:
Fair value of plan assets, beginning of year	¥68,673	¥60,992	$641,804
Actual return on plan assets	2,522	10,016	23,570
Employer contribution	2,191	1,827	20,476
Benefits paid	(4,249)	(4,162)	(39,710)

Fair value of plan assets, end of year	¥69,137	¥68,673	$646,140

Funded status	¥(25,246)	¥(27,215)	$(235,944)
Unrecognized net loss	25,529	28,803	238,589
Unrecognized prior service cost	2,201	2,534	20,570

Net amount recognized	¥2,484	¥4,122	$23,215

Net amounts recognized in the consolidated balance sheets consist of:
Liability for pension and retirement benefits	¥(22,892)	¥(14,882)	$(213,944)
Intangible assets included in other assets	2,201	2,534	20,570
Amount included in accumulated other comprehensive income (loss), gross of tax	23,175	16,470	216,589

Net amount recognized	¥2,484	¥4,122	$23,215

Pension plan with an accumulated benefit obligation in excess of plan assets:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Projected benefit obligation	¥94,383	¥95,888	$882,084
Accumulated benefit obligation	92,029	83,555	860,084
Fair value of plan assets	69,137	68,673	646,140

The Company made a shift from a tax qualified defined benefit pension plan to a defined benefit cash balance pension plan during the year ended March 31, 2005. The plan amendments increased accumulated benefit obligation and liability for pension and retirement benefits, mainly as a result of the introduction of the point-based benefit system thereby ensuring future benefits of a similar level under the old plans to current employees. Adoption of the cash balance pension plan did not have a material effect on the actuarial determined benefit obligation as of such date.

Information with respect to the plan is as follows:

Measurement date

The Company uses March 31 as a measurement date for its plan.

Assumptions

Weighted-average assumptions used to determine benefit obligations at March 31	2005	2004
Discount rate	2.0%	2.3%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.9%	—
Assumed rate of increase in future compensation levels	—	2.3%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31	2005	2004	2003
Discount rate	2.0%	2.3%	2.3%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.9%	—	—
Assumed rate of increase in future compensation levels	—	2.3%	2.3%
Expected long-term rate of return on plan assets	1.8%	0.6%	0.7%

The Company adopted the assumed rate of increase in future compensation levels to be used under the point-based benefit system during the year ended March 31, 2005.

The Company determines the expected long-term rate of return based on the consideration of the current expectations for future returns and actual historical returns of each plan asset category.

Plan assets

The benefit plan weighted-average asset allocations at March 31, 2005 and 2004 were as follows:

	2005	2004
Equity securities	36.0%	35.9%
Debt securities	35.1%	18.0%
Life insurance company general accounts	28.0%	44.5%
Others	0.9%	1.6%

Total	100.0%	100.0%

In order to secure long-term comprehensive earnings, the Company’s investment policies are made to provide future payments of pension benefits to eligible participants. Taking into account the expected long-term rate of return on plan assets, the Company formulates a basic portfolio comprised of the judged optimum combination of equity and debt securities. Plan assets are invested in individual equity and debt securities in accordance with the guidelines of the basic portfolio in order to produce a total return that will match the expected return on a mid-term to long-term basis. The Company evaluates the gap between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the basic portfolio. The Company revises the basic portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets. The “Pension and Retirement Benefit Committee” is organized in the Company in order to periodically monitor the employment of such plan assets. Moreover, as described above, the Company made a shift from a tax qualified defined benefit pension plan to a defined benefit cash balance pension plan and the basic portfolio was also reviewed in line with this new system.

Equity securities include common stock of the Company and certain of its domestic listed subsidiaries in the amounts of ¥105 million (0.15% of the Company’s total plan assets) and ¥19 million (0.03% of the Company’s total plan assets) at March 31, 2005 and 2004, respectively.

Cash flows

(1) Contributions

The Company expects to contribute ¥2,579 million ($24,103 thousand) to its benefit plan in the year ending March 31, 2006.

(2) Estimated future benefit payments

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥6,469	$60,458
2007	6,991	65,336
2008	9,382	87,682
2009	9,003	84,140
2010	9,723	90,869
Through 2011-2015	35,882	335,346

Certain foreign subsidiaries have various funded pension plans, of which the plan assets and the projected benefit obligations are calculated under the provisions of SFAS No. 87. The aggregated fair value of plan assets as of March 31, 2005 and 2004, was approximately ¥14,676 million ($137,159 thousand) and ¥12,440 million, respectively, and the projected benefit obligations as of March 31, 2005 and 2004, were approximately ¥20,472 million ($191,327 thousand) and ¥16,794 million, respectively. Discount rates of 5.0% to 6.3% and expected long-term rates of return on plan assets of 5.0% to 9.0% were used as assumptions in determining the actuarial value of benefit obligations for the years ended March 31, 2005, 2004 and 2003.

Certain domestic subsidiaries also have unfunded severance payment plans and/or pension plans similar to those of the Company for their employees. The aggregated fair value of plan assets as of March 31, 2005 and 2004, was approximately ¥12,147 million ($113,523 thousand) and ¥11,462 million, respectively, and the projected benefit obligations as of March 31, 2005 and 2004, were approximately ¥26,623 million ($248,813 thousand) and ¥25,109 million, respectively. The amounts of net periodic costs of certain foreign and domestic subsidiaries for the years ended March 31, 2005, 2004 and 2003, were ¥4,562 million ($42,636 thousand), ¥4,604 million and ¥3,886 million, respectively.

Directors of the Company and domestic subsidiaries are primarily covered by unfunded retirement allowances plans.

Under the unfunded plans described in the preceding paragraphs, the amounts required if all employees and directors had voluntarily terminated their employment at each balance-sheet date are fully accrued. The payments to directors are subject to shareholders’ approval.

Total expenses of all severance payment and pension plan premiums charged to income for the years ended March 31, 2005, 2004 and 2003, were ¥11,856 million ($110,804 thousand), ¥14,181 million and ¥13,274 million, respectively.

Certain foreign subsidiaries have postretirement benefit plans other than pensions, which are primarily not funded. The accumulated postretirement benefit obligation at March 31, 2005 and 2004, was ¥10,834 million ($101,252 thousand) and ¥10,257 million, respectively, and the accrued postretirement benefit obligation in the balance sheet at March 31, 2005 and 2004, was ¥5,047 million ($47,168 thousand) and ¥4,237 million, respectively. The amounts of net periodic postretirement benefits other than pensions for the years ended March 31, 2005, 2004 and 2003, were not material.

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

If such United States practice had been applied to the cumulative free distributions made by the Company, capital surplus at March 31, 2005, would have been increased by ¥103,189 million ($964,383 thousand) with a corresponding decrease in unappropriated retained earnings. At March 31, 2005 and 2004, affiliated companies owned 1,246,000 and 1,350,000 shares of the Company’s common stock, respectively.

(2) Retained Earnings Appropriated for Legal Reserve

Effective October 1, 2001, the Code provides that an amount at least equal to 10% of all cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated as a legal reserve until the total amount of capital surplus and legal reserve equals 25% of the stated amount of common stock. Capital surplus and legal reserve may be used to eliminate or reduce a deficit by the resolution of the shareholders’ meeting or may be transferred to common stock by resolution of the Board of Directors. On condition that the total amount of capital surplus and legal reserve remains being equal to or exceeding 25% of common stock, they are available for distribution and certain other purposes by the resolution of the shareholders’ meeting.

(3) Retained Earnings and Dividends

The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company’s general books of account maintained in accordance with generally accepted Japanese accounting practices. The adjustments included in the accompanying financial statements but not recorded in the general books of account, as explained under “Basis of Financial Statements” in Note 1, have no effect on the determination of retained earnings available for dividends under the Code. In addition to the Code provision requiring an appropriation for legal reserve as discussed above, the Code imposes certain limitations on the amount of retained earnings available for dividends. Accordingly, retained earnings of ¥226,142 million ($2,113,477 thousand), included in the Company’s general books of account as of March 31, 2005 is available for dividends under the Code.

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

The Board of Directors recommended to and approved by the shareholders, at the general meeting held on June 24, 2005, payment of a cash dividend totaling ¥5,948 million ($55,589 thousand) to shareholders of record on March 31, 2005. In accordance with the Code, the approved dividend has not been reflected in the consolidated financial statements as of March 31, 2005. Dividends are reported in the Consolidated Statements of Shareholders’ Equity when approved and paid.

(4) Stock Option Plan

On June 25, 2004, the Board of Directors authorized the acquisition of 1,500,000 shares of the Company’s common stock for the total consideration not exceeding ¥1,200 million ($11,215 thousand) by July 30, 2004. On June 26, 2003, the shareholders authorized the acquisition of 10,000,000 shares of the Company’s common stock for the total consideration not exceeding ¥5,000 million during the period up to the close of the following annual general shareholders’ meeting in June 2004. On June 26, 2002, the shareholders authorized the acquisition of 10,000,000 shares of the Company’s common stock for the total consideration not exceeding ¥5,000 million during the period up to the close of the following annual general shareholders’ meeting in June 2003. The Company intends to transfer such treasury shares to directors and certain employees and certain directors of subsidiaries under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is set to equal an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange at the date of the grant. Based on the resolutions of the shareholders’ meeting on June 25, 2004, June 26, 2003 and June 26, 2002, the Company issued 1,430 rights, 1,280 rights and 950 rights of its share acquisition rights during the years ended March 31, 2005, 2004 and 2003, respectively. The options vest 100% on each of the grant dates and are exercisable from August 1, 2005, August 1, 2004 and August 1, 2003.

The Company uses the intrinsic value measurement prescribed by APB Opinion No. 25 to account for stock options and no additional compensation cost was recorded as exercise prices were at least equal to the market price at the date of grant in the years ended March 31, 2005, 2004 and 2003.

The following table summarizes information about stock option activity for fiscal 2005, 2004 and 2003:

	Number of shares	Weighted average exercise price		Weighted average remaining life	Exercise price
		Yen	U.S. dollars		Low	High
Outstanding at March 31, 2002	4,470,000	¥713
Granted	950,000	¥445
Exercised	—	—
Cancelled or Expired	(20,000)	¥559

Outstanding at March 31, 2003	5,400,000	¥666
Granted	1,280,000	¥595
Exercised	(220,000)	¥461
Cancelled or Expired	—	—

Outstanding at March 31, 2004	6,460,000	¥659
Granted	1,430,000	¥673	$6.29
Exercised	(491,000)	¥542	$5.07
Cancelled or Expired	(990,000)	¥700	$6.54

Outstanding at March 31, 2005	6,409,000	¥665	$6.21	3.26 years	¥445	¥820

[Exercisable at March 31, 2004]	5,180,000	¥675
[Exercisable at March 31, 2005]	4,979,000	¥662	$6.19

Exercise prices for the stock options outstanding at March 31, 2005 which were granted in the years ended March 31, 2002, 2001 and 2000 are ¥559, ¥758 and ¥820, respectively.

The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2005	2004	2003
Grant-date fair value	¥179 ($1.67)	¥179	¥79
Expected life	8 years	6 years	6 years
Risk-free rate	1.65%	0.50%	0.58%
Expected volatility	30.00%	35.00%	30.00%
Expected dividend yield	1.56%	1.01%	1.54%

14. Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative instruments, and is included in the consolidated statements of shareholders’ equity.

Accumulated other comprehensive income (loss) at March 31, 2005, 2004 and 2003, is as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Foreign currency translation adjustments:
Balance, beginning of year	¥(26,825)	¥(16,929)	¥(10,344)	$(250,701)
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	4,664	(9,896)	(6,585)	43,589

Balance, end of year	¥(22,161)	¥(26,825)	¥(16,929)	$(207,112)

Net unrealized holding gains on securities available for sale:
Balance, beginning of year	¥15,491	¥1,263	¥3,055	$144,776
Net increase (decrease)	3,114	14,228	(1,792)	29,103

Balance, end of year	¥18,605	¥15,491	¥1,263	$173,879

Pension liability adjustments:
Balance, beginning of year	¥(11,861)	¥(15,478)	¥(10,927)	$(110,850)
Adjustment for the year	(5,479)	3,617	(4,551)	(51,206)

Balance, end of year	¥(17,340)	¥(11,861)	¥(15,478)	$(162,056)

Net unrealized holding gains (losses) on derivative instruments:
Balance, beginning of year	¥(599)	¥(1,837)	¥(177)	$(5,598)
Net increase (decrease)	10	1,238	(1,660)	93

Balance, end of year	¥(589)	¥(599)	¥(1,837)	$(5,505)

Total accumulated other comprehensive income (loss)
Balance, beginning of year	¥(23,794)	¥(32,981)	¥(18,393)	$(222,373)
Other comprehensive income (loss) for the year	2,309	9,187	(14,588)	21,579

Balance, end of year	¥(21,485)	¥(23,794)	¥(32,981)	$(200,794)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2005:
Foreign currency translation adjustments	¥4,664	¥—	¥4,664
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	5,635	(2,299)	3,336
Less: reclassification adjustment for (gains) or losses included in net income	(342)	120	(222)

Net unrealized gains (losses)	5,293	(2,179)	3,114
Pension liability adjustments	(9,139)	3,660	(5,479)
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(480)	196	(284)
Net (gains) or losses reclassified into earnings	497	(203)	294

Net unrealized gains (losses)	17	(7)	10

Other comprehensive income (loss)	¥835	¥1,474	¥2,309

2004:
Foreign currency translation adjustments	¥(9,896)	¥—	¥(9,896)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	24,120	(9,773)	14,347
Less: reclassification adjustment for (gains) or losses included in net income	(433)	314	(119)

Net unrealized gains (losses)	23,687	(9,459)	14,228
Pension liability adjustments	6,253	(2,636)	3,617
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	2,186	(886)	1,300
Net (gains) or losses reclassified into earnings	(104)	42	(62)

Net unrealized gains (losses)	2,082	(844)	1,238

Other comprehensive income (loss)	¥22,126	¥(12,939)	¥9,187

2003:
Foreign currency translation adjustments	¥(6,585)	¥—	¥(6,585)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	(1,683)	702	(981)
Less: reclassification adjustment for (gains) or losses included in net income	(1,885)	1,074	(811)

Net unrealized gains (losses)	(3,568)	1,776	(1,792)
Pension liability adjustments	(7,651)	3,100	(4,551)
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(1,931)	806	(1,125)
Net (gains) or losses reclassified into earnings	(918)	383	(535)

Net unrealized gains (losses)	(2,849)	1,189	(1,660)

Other comprehensive income (loss)	¥(20,653)	¥6,065	¥(14,588)

	Thousands of U.S. dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2005:
Foreign currency translation adjustments	$43,589	$—	$43,589

Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	52,663	(21,485)	31,178

Less: reclassification adjustment for (gains) or losses included in net income	(3,196)	1,121	(2,075)

Net unrealized gains (losses)	49,467	(20,364)	29,103

Pension liability adjustments	(85,411)	34,205	(51,206)

Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(4,487)	1,832	(2,655)

Net (gains) or losses reclassified into earnings	4,645	(1,897)	2,748

Net unrealized gains (losses)	158	(65)	93

Other comprehensive income (loss)	$7,803	$13,776	$21,579

15. Income Taxes

Income before income taxes, minority interests and equity in earnings and income taxes for the years ended March 31, 2005, 2004 and 2003, were as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Income before income taxes:
Domestic	¥50,713	¥23,288	¥(810)	$473,953
Foreign	47,990	3,748	13,715	448,505

	¥98,703	¥27,036	¥12,905	$922,458

Income taxes:
Current—
Domestic	¥7,881	¥16,121	¥4,512	$73,654
Foreign	8,754	4,233	2,169	81,813

	16,635	20,354	6,681	155,467

Deferred—
Domestic	16,341	(16,578)	1,636	152,720
Foreign	3,068	(7,295)	(2,349)	28,673

	19,409	(23,873)	(713)	181,393

Total	¥36,044	¥(3,519)	¥5,968	$336,860

Total income taxes recognized for the years ended March 31, 2005, 2004 and 2003 were applicable to the following:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Income before income taxes, minority interests and equity in earnings	¥36,044	¥(3,519)	¥5,968	$336,860
Other comprehensive income (loss):
Net unrealized holding gains on securities available for sale	2,179	9,459	(1,776)	20,364
Pension liability adjustments	(3,660)	2,636	(3,100)	(34,205)
Net unrealized holding gains (losses) on derivative instruments	7	844	(1,189)	65

Total income taxes	¥34,570	¥9,420	¥(97)	$323,084

Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 2005 and 2004, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Deferred tax assets:
Allowances provided, not yet recognized for tax	¥5,429	¥4,952	$50,738
Accrued expenses	41,330	29,823	386,262
Property, plant and equipment	15,234	10,632	142,374
Inventories	7,927	10,323	74,084
Net operating loss carryforwards	56,144	60,158	524,710
Research and development expenses	4,302	3,705	40,206
Other	14,031	29,625	131,131

Total gross deferred tax assets	144,397	149,218	1,349,505

Less valuation allowance	(56,608)	(50,273)	(529,047)

Net deferred tax assets	¥87,789	¥98,945	$820,458

Deferred tax liabilities:
Unrealized holding gains on securities available for sale	¥13,229	¥11,261	$123,636
Deferral of profit from installment sales	520	444	4,860
Property, plant and equipment	13,109	11,233	122,514
Other	3,004	421	28,074

Total deferred tax liabilities	¥29,862	¥23,359	$279,084

Net deferred tax assets and liabilities as of March 31, 2005 and 2004 are reflected on the consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Deferred income taxes and other current assets	¥36,367	¥37,361	$339,878
Deferred income taxes and other assets	29,505	43,477	275,748
Deferred income taxes and other current liabilities	(226)	(332)	(2,112)
Deferred income taxes and other liabilities	(7,719)	(4,920)	(72,140)

	¥57,927	¥75,586	$541,374

The valuation allowance was ¥47,847 million as of March 31, 2002. The net changes in the total valuation allowance for the years ended March 31, 2005, 2004 and 2003 were an increase of ¥6,335 million ($59,206 thousand), an increase of ¥3,079 million and a decrease of ¥653 million, respectively.

Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets in the amount of ¥3,819 million ($35,692 thousand) as of March 31, 2005 will be allocated to goodwill and other intangible assets.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses available to be utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the companies will realize the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowances at March 31, 2005 and 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company and its domestic subsidiaries are subject to a National Corporate tax rate of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.8%. The inhabitant tax rate and Enterprise tax rate vary by local jurisdiction. In March 2003, Japanese government approved the Amendments to Local Tax Law, which reduce standard business tax rates as well as additionally levying business tax based on corporate size. It has become effective for the year beginning on and after April 1, 2004. Consequently, combined statutory tax rate has been lowered to approximately 40.8% effective for deferred tax assets and liabilities expected to be settled or realized commencing April 1, 2004 and the effect of the tax rate change of ¥471 million and ¥277 million were charged to income taxes for the year ended March 31, 2004 and 2003, respectively.

The differences between the combined statutory tax rates and the effective tax rates for the years ended March 31, 2005, 2004 and 2003, are summarized as follows:

	2005	2004	2003
Combined statutory tax rate	40.8%	41.7%	41.7%
Increase (decrease) in tax rates resulting from:
Increase in valuation allowance	6.9	30.7	23.2
Expenses not deductible for tax purposes	3.2	10.8	9.3
Realization of tax benefits on operating losses of subsidiaries	(5.2)	(6.5)	(4.2)
Income of foreign subsidiaries taxed at lower than Japanese normal rate	(7.0)	(23.5)	(4.7)
Realization of tax benefit for allowance for investment in subsidiary	—	—	(20.3)
Effect of tax rate change	—	1.7	2.2
Recognition of deferred tax assets for unrealized loss on investment in a subsidiary	—	(64.7)	—
Other, net	(2.2)	(3.2)	(1.0)

Effective tax rate	36.5%	(13.0)%	46.2%

Recognition of deferred tax assets for unrealized loss on investment in a subsidiary during the year ended March 31, 2004, which represented 64.7% of the difference between the statutory and effective tax rate, related to the recognition of the deferred tax assets of ¥17,504 million for the previously recognized loss on investment in Komatsu Silicon America, Inc.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2005, no deferred tax liabilities were recognized for undistributed earnings of foreign subsidiaries aggregating ¥97,089 million ($907,374 thousand), because the Company considers those earnings to be permanently reinvested. The amount of unrecognized deferred tax liability associated with undistributed earnings was approximately ¥7,392 million ($69,084 thousand). At March 31, 2005, the Company and certain subsidiaries had operating loss carryforwards aggregating approximately ¥146,310 million ($1,367,383 thousand), which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
Within 5 years	¥43,782	$409,178
6 to 20 years	87,539	818,121
Indefinite periods	14,989	140,084

Total	¥146,310	$1,367,383

16. Rent Expenses

The companies lease office space and equipment and employee housing under cancelable and non-cancelable lease agreements. Rent expenses under operating leases amounted to ¥6,169 million ($57,654 thousand), ¥4,499 million and ¥3,046 million, respectively, for the years ended March 31, 2005, 2004 and 2003. Lease contracts for equipment that qualify as capital leases in conformity with SFAS No. 13 have been capitalized. At March 31, 2005, the future minimum lease payments under these leases are as follows:

	Millions of yen			Thousands of U.S. dollars
Year ending March 31	Capital leases	Operating lease commitments	Total	Capital leases	Operating lease commitments	Total
2006	¥13,472	¥2,163	¥15,635	$125,907	$20,215	$146,122
2007	10,770	1,599	12,369	100,654	14,944	115,598
2008	8,217	1,084	9,301	76,794	10,131	86,925
2009	6,267	664	6,931	58,570	6,205	64,776
2010	2,784	404	3,188	26,019	3,776	29,794
Thereafter	2,360	1,336	3,696	22,056	12,486	34,542

Total minimum lease payments	¥43,870	¥7,250	¥51,120	$410,000	$67,757	$477,757

Less: amounts representing interest	3,391			31,692

Present value of net minimum capital lease payments	¥40,479			$378,308

17. Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Income before cumulative effect of change in accounting principle	¥59,010	¥26,963	¥3,274	$551,495
Cumulative effect of accounting change	—	—	(265)	—

Net income	¥59,010	¥26,963	¥3,009	$551,495

	Number of shares
	2005	2004	2003
Weighted average common shares outstanding, less treasury stocks	991,662,555	992,483,580	973,306,865
Dilutive effect of:
Stock options	660,966	273,700	—

Weighted average diluted common shares outstanding	992,323,521	992,757,280	973,306,865

	Yen			U.S. cents
	2005	2004	2003	2005
Income before cumulative effect of accounting change:
Basic	¥59.51	¥27.17	¥3.36	55.62	¢
Diluted	59.47	27.16	3.36	55.58

Net income:
Basic	59.51	27.17	3.09	55.62
Diluted	59.47	27.16	3.09	55.58

1.8% Japanese yen convertible bonds, due 2004 for the years ended March 31, 2003 (28,260,914 shares assuming that the bonds are fully converted), and shares under the Company’s stock option scheme (5,400,000 shares for the year ended March 31, 2003) were excluded from the above net diluted income per share calculations because the effect would have been antidilutive.

18. Commitments and Contingent Liabilities

At March 31, 2005, the companies were contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥19,956 million ($186,505 thousand) (Note 4).

The companies provide guarantees to third parties of loans of the employees, affiliated companies and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies and other companies are made to enhance the credit of those companies.

For each guarantee provided, the companies would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 12 years in the case of loans relating to the affiliated companies and other companies. The maximum amount of undiscounted payments the companies would have had to make in the event of default is ¥20,585 million ($192,383 thousand) at March 31, 2005. The carrying amounts of the liabilities recognized for the companies’ obligations as guarantors under those guarantees at March 31, 2005 were insignificant. Certain of those guarantees were secured by collateral and insurance issued to the Company.

With regard to sale of a subsidiary, the Company guarantees to the purchaser to pay up to ¥4,258 million ($39,794 thousand) as of March 31, 2005 relating to the credit risk of subsidiary’s outstanding receivables at the time of the sale. Management of the Company believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Commitments for capital expenditures outstanding at March 31, 2005, aggregated approximately ¥14,000 million ($130,841 thousand).

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

The companies also issue contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Change in accrued product warranty cost for the years ended March 31, 2005 and 2004 is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Balance at beginning of year	¥15,906	¥11,794	$148,654
Addition	19,159	17,015	179,056
Utilization	(13,606)	(13,612)	(127,159)
Other	(208)	709	(1,944)

Balance at end of year	¥21,251	¥15,906	$198,607

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

Fair Value Hedges

The companies use derivative financial instruments designated as fair value hedges to manage primarily interest rate and foreign exchange risks associated with debt obligations. Principally interest rate swaps and cross-currency swaps are used to hedge such risk for debt obligations. Changes in fair value of the hedged debt obligations and derivative instruments designated as fair value hedge are offset and recognized in other expense. For the year ended March 31, 2005, hedge ineffectiveness resulting from fair value hedging activities was not material to the companies’ result of operations. During the same period, no fair value hedges were discontinued.

Cash Flow Hedges

The companies use derivative financial instruments designated as cash flow hedges to manage the companies’ foreign exchange risks associated with forecasted transactions and the companies’ interest risks associated with debt obligations. For transactions denominated in foreign currencies, the companies typically hedge forecasted and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, the companies enter into interest rate swap contracts to manage the changes in cash flows. The companies record the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss). These amounts are reclassified into earnings through interest and other income or expense when the hedged items impact earnings. Approximately ¥573 million ($5,355 thousand) of existing loss included in accumulated other comprehensive income (loss) at March 31, 2005 will be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the years ended March 31, 2005 and 2004 as a result of anticipated transactions that are no longer probable of occurring.

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

Notional principal amounts of derivative financial instruments outstanding at March 31, 2005 and 2004 are as follows.

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Forwards and options:
Sale of foreign currencies	¥62,195	¥41,550	$581,262
Purchase of foreign currencies	30,915	30,238	288,925
Option contracts (purchased)	1,871	1,061	17,486
Interest rate swap, cross-currency swap and interest rate cap agreements	181,006	228,685	1,691,645

20. The Fair Value of Financial Instruments

(1) Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivables, Other Current Assets, Short-Term Debt, Trade Notes and Accounts Payables, and Other Current Liabilities

The carrying amount approximates fair value because of the short maturity of these instruments.

(2) Investment Securities

The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices.

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

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, as of March 31, 2005 and 2004, are summarized as follows:

	Millions of yen				Thousands of U.S. dollars
	2005		2004		2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities	¥63,653	¥63,653	¥59,253	¥59,253	$594,888	$594,888
Long-term debt, including current portion	347,334	345,177	363,011	360,122	3,246,112	3,225,953

Derivatives:
Forwards and options
Assets	365	365	1,258	1,258	3,411	3,411
Liabilities	1,581	1,581	819	819	14,776	14,776
Interest rate swap, cross-currency swap and interest rate cap agreements
Assets	4,585	4,585	7,755	7,755	42,850	42,850
Liabilities	675	675	1,003	1,003	6,308	6,308

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

The following tables present certain information regarding the companies’ operating segments and geographic information at March 31, 2005, 2004 and 2003, and for the years then ended:

Operating segments:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Net sales:
Construction and Mining Equipment—
Customers	¥1,061,161	¥863,244	¥767,840	$9,917,393
Intersegment	15,199	9,743	6,620	142,046

Total	1,076,360	872,987	774,460	10,059,439
Industrial Machinery, Vehicles and Others—
Customers	266,455	241,991	236,782	2,490,234
Intersegment	63,496	45,240	37,754	593,421

Total	329,951	287,231	274,536	3,083,655
Electronics—
Customers	107,172	91,183	85,182	1,001,607
Intersegment	26	142	159	243

Total	107,198	91,325	85,341	1,001,850
Elimination	(78,721)	(55,125)	(44,533)	(735,710)

Consolidated	¥1,434,788	¥1,196,418	¥1,089,804	$13,409,234

Segment profit (loss):
Construction and Mining Equipment	¥78,427	¥53,908	¥28,990	$732,963
Industrial Machinery, Vehicles and Others	16,857	11,251	8,841	157,542
Electronics	11,719	4,556	(849)	109,523

Total	107,003	69,715	36,982	1,000,028
Corporate expenses and elimination	(5,080)	(3,789)	(3,804)	(47,477)

Consolidated Segment Profit	101,923	65,926	33,178	952,551
Interest and other income	20,047	11,945	13,436	187,355
Interest expense	11,209	14,915	14,693	104,757
Other expenses	12,058	35,920	19,016	112,691

Consolidated income before income taxes	¥98,703	¥27,036	¥12,905	$922,458

Identifiable assets:
Construction and Mining Equipment	¥979,087	¥897,163	¥853,644	$9,150,346
Industrial Machinery, Vehicles and Others	215,679	215,668	219,687	2,015,692
Electronics	142,679	136,954	165,090	1,333,448
Corporate assets and elimination	111,623	98,860	67,933	1,043,206

Consolidated	¥1,449,068	¥1,348,645	¥1,306,354	$13,542,692

Depreciation and amortization:
Construction and Mining Equipment	¥46,630	¥44,469	¥46,137	$435,794
Industrial Machinery, Vehicles and Others	7,612	9,205	7,719	71,140
Electronics	13,362	14,089	14,966	124,879

Consolidated	¥67,604	¥67,763	¥68,822	$631,813

Capital expenditures:
Construction and Mining Equipment	¥64,547	¥56,345	¥50,125	$603,243
Industrial Machinery, Vehicles and Others	10,980	8,649	9,874	102,617
Electronics	13,492	13,055	10,474	126,093

Consolidated	¥89,019	¥78,049	¥70,473	$831,953

Transfers between segments are made at estimated arm’slength prices. Segment profit (loss) represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes.

Other expenses include impairment loss on long-lived assets in the electronics segment of ¥17,534 million for the year ended March 31, 2004.

Geographic information:

Net sales to customers recognized by sales destination for the years ended March 31, 2005, 2004 and 2003 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Net sales:
Japan	¥521,135	¥483,749	¥458,000	$4,870,421
Americas	359,572	277,302	251,371	3,360,486
Europe	203,581	151,619	145,455	1,902,626
China	55,837	87,127	52,465	521,841
Asia (excluding Japan, China) and Oceania	210,861	135,542	123,712	1,970,664
Middle East and Africa	83,802	61,079	58,801	783,196

Consolidated net sales	¥1,434,788	¥1,196,418	¥1,089,804	$13,409,234

Net sales recognized by geographic origin and long-lived assets at March 31, 2005, 2004 and 2003, and for the years then ended are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Net sales:
Japan	¥687,925	¥600,891	¥558,798	$6,429,206
U.S.A.	359,859	276,571	257,027	3,363,168
Europe	178,997	130,528	132,165	1,672,869
Other	208,007	188,428	141,814	1,943,991

Total	¥1,434,788	¥1,196,418	¥1,089,804	$13,409,234

Long-lived assets:
Japan	¥313,189	¥318,841	¥307,187	$2,927,000
U.S.A.	70,581	72,236	103,504	659,636
Europe	21,830	21,024	12,857	204,019
Other	34,163	33,378	31,560	319,280

Total	¥439,763	¥445,479	¥455,108	$4,109,935

No individual country within Europe or other areas had a material impact on net sales or long-lived assets.

There were no sales to a single major external customer for the years ended March 31, 2005, 2004 and 2003.

The above long-lived assets consist primarily of land, buildings, equipment, intangible assets and other assets.

The following information shows net sales and segment profit (loss) recognized by geographic origin for the years ended March 31, 2005, 2004 and 2003. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Net sales:
Japan—
Customers	¥687,925	¥600,891	¥558,798	$6,429,206
Intersegment	252,636	193,245	161,037	2,361,084

Total	940,561	794,136	719,835	8,790,290

Americas—
Customers	360,080	276,725	257,351	3,365,234
Intersegment	23,111	15,057	10,661	215,990

Total	383,191	291,782	268,012	3,581,224

Europe—
Customers	178,997	130,528	132,165	1,672,869
Intersegment	21,787	13,531	10,240	203,617

Total	200,784	144,059	142,405	1,876,486

Others—
Customers	207,786	188,274	141,490	1,941,925
Intersegment	13,681	8,644	8,124	127,860

Total	221,467	196,918	149,614	2,069,785
Elimination	(311,215)	(230,477)	(190,062)	(2,908,551)

Consolidated	¥1,434,788	¥1,196,418	¥1,089,804	$13,409,234

Segment profit (loss):
Japan	¥57,725	¥41,175	¥25,748	$539,486
Americas	24,713	7,492	(1,913)	230,963
Europe	11,964	5,175	2,793	111,813
Others	13,456	14,667	8,971	125,757
Corporate and elimination	(5,935)	(2,583)	(2,421)	(55,468)

Consolidated	¥101,923	¥65,926	¥33,178	$952,551

Identifiable assets:
Japan	¥1,014,317	¥996,641	¥930,650	$9,479,598
Americas	340,270	300,400	314,605	3,180,093
Europe	125,891	99,100	89,744	1,176,551
Others	142,897	134,906	122,253	1,335,486
Corporate assets and elimination	(174,307)	(182,402)	(150,898)	(1,629,036)

Consolidated	¥1,449,068	¥1,348,645	¥1,306,354	$13,542,692

Overseas sales:
Americas	¥359,572	¥277,302	¥251,371	$3,360,486
Europe	203,581	151,619	145,455	1,902,626
Others	350,500	283,748	234,978	3,275,701

Total	¥913,653	¥712,669	¥631,804	$8,538,813

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

22. Supplementary Information to Statements of Income

The following information shows research and development expenses, advertising costs, and foreign exchange gains and losses for the years ended March 31, 2005, 2004 and 2003. Research and development expenses, and advertising costs are charged to expense as incurred.

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Research and development expenses	¥46,448	¥42,602	¥39,027	$434,093
Advertising costs	3,764	3,412	3,446	35,178
Foreign exchange gains	2,441	—	—	22,813
Foreign exchange losses	—	3,368	1,507	—

23. Deferred Income Taxes and Other Current Assets

At March 31, 2005 and 2004 deferred income taxes and other current assets were comprised of the following:

	Millions of Yen		Thousands of U.S. dollars
	2005	2004	2005
Prepaid expenses	¥4,098	¥4,389	$38,299
Short-term loans receivable:
Affiliated companies	5,329	9,453	49,804
Other	5,000	9,775	46,729

Total	¥10,329	¥19,228	$96,533

Deferred income taxes	36,367	37,361	339,878
Other	43,311	37,883	404,776

Total	¥94,105	¥98,861	$879,486

24. Interest and Other Income

Interest and other income for the years ended March 31, 2005, 2004 and 2003 were comprised of the following:

	Millions of Yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Interest and other income:
Interest-
Installment receivables	¥1,511	¥1,697	¥2,487	$14,122
Other	3,149	6,654	5,638	29,430
Dividends	649	398	816	6,065
Net gains on sales of marketable securities and investments	162	211	—	1,514
Gains on sales of property	11,269	2,198	2,769	105,318
Exchange gain or loss, net	2,441	—	—	22,813
Insurance commission	515	497	516	4,813
Miscellaneous	351	290	1,210	3,280

Total	¥20,047	¥11,945	¥13,436	$187,355

25. Other Expense

Other expense for the years ended March 31, 2005, 2004 and 2003 were comprised of the following:

	Millions of Yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Other expense:
Loss on marketable securities	—	—	¥6,454	—
Loss on disposal or sale of fixed assets	¥4,311	¥7,611	3,333	$40,290
Exchange gain or loss, net	—	3,368	1,507	—
Other	3,547	5,890	7,722	33,149

Total	¥7,858	¥16,869	¥19,016	$73,439

26. Subsequent Event

On June 25, 2005, Komatsu America Corp., Komatsu’s U.S. subsidiary with 100% ownership interest in Advanced Silicon Materials LLC (“ASiMI”), formally signed the definitive agreement with SGS Holdings Inc., a U.S. subsidiary of Renewable Energy Corporation AS (“REC”), a Norwegian company, to sell 75% of its ownership interest in ASiMI to REC. This transaction is scheduled to close at the end of July, subject to the satisfaction of certain conditions in the definitive agreement.

The Company expects to record a net gain on the sale of ASiMI of approximately 9 billion yen depending on the outcome of future negotiations through the closure date of the transaction.

SCHEDULE II

KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

	Millions of Yen						Thousands of U.S. dollars
Column A	Column B	Column C		Column D		Column E	Column E
	Balance at beginning of fiscal period	Additions		Deductions		Balance at end of fiscal period	Balance at end of fiscal period
Description		Charged to costs and expenses	Charged to other accounts
Valuation and qualifying accounts deducted from assets to which they apply:

Allowance for doubtful receivables
Year ended March 31, 2005	¥15,222	¥3,175	—	¥3,733	(a)	¥14,664	$137,047

Year ended March 31, 2004	¥9,063	¥11,597	—	¥5,438	(a)	¥15,222

Year ended March 31, 2003	¥15,221	¥2,139	—	¥8,297	(a)	¥9,063

Valuation allowance of deferred tax assets
Year ended March 31, 2005	¥50,273	¥6,829	¥4,649	¥5,143	(b)	¥56,608	$529,047

Year ended March 31, 2004	¥47,194	¥8,298	¥(3,474)	¥1,745	(b)	¥50,273

Year ended March 31, 2003	¥47,847	¥3,004	¥(3,112)	¥545	(b)	¥47,194

(a)	Principally uncollectible accounts and notes charged to the allowance
(b)	Realization or expiration of net operating loss carryforwards

EXHIBIT INDEX

Exhibit number	Title	Subsequently Numbered Page
Exhibit (1.1)	Articles of Incorporation of Komatsu Ltd., as amended (Translation)	1

Exhibit (1.2)	Regulations of The Board of Directors, as amended (Translation)	8

Exhibit (2)	Share Handling Regulations (Translation)	10

Exhibit (11)	Code of Ethics (Translation)	20

Exhibit (12) a.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company	24

Exhibit (12) b.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company	25

Exhibit (13) a.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company	26

Exhibit (13) b.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company	27