Form 20-F
period 2006-03-31
KOMATSU LTD
filed 2006-07-31
CIK 56594

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

993,645,492 shares (excluding 5,098,568 shares of Treasury Stock)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒,    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐,    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒,    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐,    Item 18  ☒.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐,    No  ☒

In this document, KOMATSU LTD. is hereinafter referred to as the “Company,” and together with its consolidated subsidiaries, as “Komatsu.”

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following data for each of the fiscal years ended March 31, 2002 through March 31, 2006 has been derived from the Company’s audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). It should be read in conjunction with the Company’s audited consolidated balance sheets as of March 31, 2005 and 2006, the related consolidated statements of income, shareholders’ equity and cash flows for the three years ended March 31, 2004 through March 31, 2006 and the notes thereto that appear elsewhere in this annual report.

Selected Financial Data

	(Millions of yen, except per share amounts)
	2006	2005	2004	2003	2002
Income Statement Data:
Net Sales	1,701,969	1,434,788	1,196,418	1,089,804	1,035,891
Income (loss) before income taxes, minority interests and equity in earnings of affiliated companies	169,073	98,703	27,036	12,905	(106,724)
Income taxes	47,021	36,044	(3,519)	5,968	(21,930)
Net income (loss)	114,290	59,010	26,963	3,009	(80,621)

Per Share Data:
Net income (loss)
– Basic	115.13	59.51	27.17	3.09	(84.46)
– Diluted	114.93	59.47	27.16	3.09	(84.46)
Cash dividends
Yen	14.00	9.00	6.00	6.00	6.00
U.S. cents *1	11.97	8.41	5.77	5.10	4.50

Depreciation and amortization	72,640	69,020	69,863	70,229	61,581
Capital expenditures *2	136,628	89,019	78,049	70,473	74,468
Research and development expenses	50,211	46,448	42,602	39,027	44,083

	(Millions of yen)

Balance Sheet Data:
Total Assets	1,652,125	1,449,068	1,348,645	1,306,354	1,340,282
Shareholders’ Equity	622,997	477,144	425,507	395,366	395,143
Number of Shares Issued at year-end	998,744,060	998,744,060	998,744,060	998,744,060	958,921,701

Number of Shares Outstanding at year-end	993,645,492	991,420,696	992,488,276	992,528,649	954,401,729

Note 1: The conversion rate between the Japanese yen to the U.S. dollar for each of the fiscal years above is the approximate rate of exchange prevailing at the Federal Reserve Bank of New York as of March 31 for the relevant fiscal year.

Note 2: The definition of the term “Capital expenditures” as used in Selected Financial Data above is distinct from the definition of the term as it is used in the consolidated statements of cash flows. Komatsu defines “Capital expenditures” as used in Selected Financial Data above as acquisition of property, plant and equipment including properties under capital leases on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates. Komatsu’s management uses this financial indicator to manage its capital expenditures and it believes that such indicator is useful to investors in presenting accrual basis capital expenditures in addition to the cash basis information in the consolidated statements of cash flows.

The following table provides the noon buying rates for Japanese yen in New York City as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S. dollar during the periods indicated. The average yen exchange rates represent average noon buying rates on the last business day of each month during the respective period. The most recent available exchange rate for Japanese yen into U.S. dollars was ¥114.51 =U.S.$1 as of June 30, 2006.

Yen Exchange Rates per U.S. dollar:

	Average	High	Low	(Yen) Period-End
Year ended March 31
2002	125.63	115.89	134.77	132.70
2003	121.10	115.71	133.40	118.07
2004	112.75	104.18	120.55	104.18
2005	107.28	102.26	114.30	107.22
2006	113.15	104.41	117.48	117.48

		High	Low	Period-End
2006
January		117.55	113.96	116.88
February		118.95	115.82	115.82
March		119.07	115.89	117.48
April		118.66	113.79	113.79
May		113.46	110.07	112.26
June		116.42	111.66	114.51

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of proceeds

Not applicable.

D. Risk Factors

General Background

Komatsu’s primary business is the manufacture and sale of construction and mining equipment (constituting approximately 75.9% of consolidated net sales for the fiscal year ended March 31, 2006), industrial machinery, vehicles and others (constituting approximately 17.6% of consolidated net sales for the fiscal year ended March 31, 2006), and electronic materials (constituting approximately 6.5% of consolidated net sales for the fiscal year ended March 31, 2006). Approximately 31.1% of consolidated net sales were derived from sales in Japan and 68.9% of net sales were derived from exports and/or products produced and sold overseas. Komatsu’s manufacturing facilities are dispersed geographically but the production of most key components, such as engines, hydraulic components and final drives, is concentrated in Japan. Significant additional details and commentary are provided in Items 4 and 5.

Komatsu has identified the following primary risk factors to its global operations. Based on available information, Komatsu believes that its management strategy and resources will allow it to compete successfully against its competitors in the foreseeable future.

(1)	As a global company, Komatsu’s results of operations are affected by economic and market conditions in different regions.

As Komatsu engages in business on a global scale, the markets in which it operates and the competitive conditions thereof differ from region to region. Demand for Komatsu’s products as well as the business environment in which Komatsu operates may change substantially, due to changes in the relevant regional market and political and economic conditions in such region.

Demand for Komatsu’s products in both the Construction and Mining Equipment operating segment and the Industrial Machinery, Vehicles and Others operating segment are generally affected by cyclical changes in the economies of the economically-advanced regions in which Komatsu operates. Therefore, factors which are beyond Komatsu’s control, such as levels of housing starts, industrial production, public investments in infrastructure development and private-sector capital outlays, may affect demand for Komatsu’s products and lead to an imbalance between Komatsu’s inventory levels and production capacities, exerting a downward pressure on the sales prices of Komatsu’s products. Such changes in Komatsu’s business environment may result in lower profitability and additional expenses in the Construction and Mining Equipment operating segment and the Industrial Machinery, Vehicles and Others operating segment, and may adversely affect Komatsu’s growth strategy and results of operations.

The Electronics operating segment, which is centered on silicon wafers, is affected by large fluctuations in market conditions and demand for products. Such changes in the business environment may affect Komatsu’s results of operations in the Electronics operating segment. Reduced sales volumes and lower sales prices for silicon wafers caused by changes in the semiconductor market and fluctuations in supply and demand may substantially and adversely affect the profitability of the Electronics operating segment and Komatsu’s results of operations.

(2)	As a global company, Komatsu’s results of operations are affected by foreign currency exchange rate fluctuations.

Approximately 70% of Komatsu’s total sales is derived from sales outside of Japan, and a substantial portion of its overseas sales is affected by foreign currency exchange rate fluctuations. In general, the Japanese yen’s appreciation against other currencies may adversely affect Komatsu’s results of operations, while the yen’s depreciation against other currencies may have a favorable impact thereon. Foreign currency exchange rate fluctuations may also affect the comparative prices between products sold by Komatsu and products sold by its foreign competitors in the same market, as well as the cost of materials used in the production of such products. Komatsu strives efforts to alleviate the effect of such foreign currency exchange rate fluctuations by diversifying the locations of its plants globally and placing its production bases closer to the respective market in which the products of such bases are sold. Komatsu also engages in hedging activities to minimize the effects of short-term foreign currency exchange rate fluctuations. However, foreign currency exchange rate fluctuations beyond the projected fluctuation range may adversely affect Komatsu’s results of operations.

(3)	Komatsu’s results of operations are subject to fluctuations in the financial markets.

Komatsu is currently striving to improve the efficiency of its assets in order to reduce its interest-bearing debt as much as possible. Komatsu’s aggregate short- and long-term interest-bearing debt as of March 31, 2006, was approximately ¥380 billion. While Komatsu is not fully exposed to the impact of interest rate fluctuations, as around half of Komatsu’s aggregate interest-bearing debt have fixed interest rates, an increase in interest rates may result in an increase in Komatsu’s interest expenses and thereby adversely affect Komatsu’s results of operations.

Fluctuations in the financial markets, such as fluctuations in the fair value of marketable securities and interest rates, may also increase the unfunded obligation portion of Komatsu’s pension plans, which may result in an increase in periodic pension expenses. Such increase in interest expenses and pension expenses may adversely affect Komatsu’s results of operations and financial conditions.

(4)	Komatsu is subject to local laws and regulations, and the costs of compliance with laws and regulations enacted in the future may adversely affect Komatsu’s business and results of operations.

Komatsu engages in business in numerous countries and is exposed to political and economic risks in each country where it operates. If the government of a given country enacts new laws and regulations, such as laws and regulations relating to import/export duties, quotas, currency restrictions and taxation, which are unfavorable to Komatsu, Komatsu may have to bear increased costs in order to comply with such regulations. Such increased costs may adversely affect Komatsu’s results of operations. It is impossible for Komatsu to predict the costs of compliance associated with any such laws or regulations that may be enacted in the future.

(5)	Komatsu is subject to extensive environmental laws and regulations, and the costs of compliance with existing or future laws and regulations may adversely affect Komatsu’s results of operations.

Komatsu’s products and business operations are required to comply with increasingly stringent environmental laws and regulations in the numerous countries in which Komatsu operates. Komatsu expends a significant portion of management resources to comply with regulations concerning the emissions levels of its manufacturing facilities and products. Komatsu also allocates a large amount of its research and development expenses for the development of products that comply with the applicable laws and regulations. However, if such laws and regulations are revised in the future, Komatsu may have to bear increased costs and make further capital expenditures to comply with the new standards. Costs associated with such future additional environmental compliance may adversely affect Komatsu’s results of operations.

(6)	Komatsu may face product liability claims and if Komatsu’s insurance does not cover these liabilities, Komatsu may incur significant costs which may adversely affect its financial conditions.

Komatsu endeavors to sustain and ensure the quality and reliability of its operations and products based on stringent standards established internally by Komatsu. However, unexpected defects in Komatsu’s products may result in product liability claims to be filed against Komatsu. As a result, Komatsu may be liable for damages not covered by insurance, which may adversely affect its financial conditions.

(7)	Komatsu’s alliances with other entities may not produce successful results.

Komatsu has entered into various alliances and collaborative relationships with distributors, suppliers and other third parties to reinforce its international competitiveness. Through such arrangements, Komatsu has built procurement and sales networks around the world and is working to improve its product development, production, supply and service capabilities. While Komatsu expects its alliances and collaborative relationships to be successful, Komatsu’s failure to attain expected results or the termination of such alliances or collaborative relationships may adversely affect Komatsu’s results of operations.

(8)	The increasing prices of commodities may result in increased costs of material for Komatsu’s products and a shortage in product parts or materials, which may adversely affect Komatsu’s results of operations.

Komatsu’s procurement of parts and materials for its products is exposed to the effects of increases in commodity prices, mainly in prices of steel metal. The increasing prices of commodities may increase the costs of materials as well as production costs for Komatsu’s products. At the same time, increased commodity prices may result in a shortage of product parts and materials, making it difficult for Komatsu to engage in the timely procurement of parts and materials and manufacture of its products, thus lowering Komatsu’s production efficiency. In terms of increased material costs, Komatsu plans to reduce other costs and pass on the increased costs of material through its product prices. Komatsu plans to minimize the effects of a shortage in product parts or materials by promoting closer collaboration among all of its related business divisions. However, if the increase in commodity prices exceeds expectations and prolongs the shortage in materials and parts, Komatsu’s results of operations may be adversely affected.

(9)	Leak of information may adversely affect Komatsu’s results of operations.

Komatsu may obtain confidential information concerning its customers and individuals in the normal course of business. Komatsu also holds confidential marketing and technological information. Komatsu keeps such confidential information with the utmost care. To safeguard such confidential information from unauthorized access, tampering, destruction, leakage, losses and other damages, Komatsu implements appropriate safety measures, including reasonable technological measures, while strengthening its information management capabilities. However, confidential information concerning customers and individuals may be accidentally leaked and any leakage of such confidential information may result in damages and adversely affect Komatsu’s reputation and its customers’ confidence in Komatsu. In addition, the leakage and misuse of Komatsu’s confidential marketing and technological information by a third party may adversely affect Komatsu’s results of operations.

(10)	Natural calamities on an unpredictable scale may adversely affect Komatsu’s results of operations.

Komatsu conducts its business operations on a global scale and operates and maintains development, production, sales and other business facilities in many countries in the world. The occurrence of natural disasters, such as earthquakes and floods, on an unpredictable scale in regions in which Komatsu operates may cause damages to one or more facilities to an extent that such facilities cannot resume operations in a short period of time. Delays or disruption in the procurement of materials and parts or the production and sales of Komatsu’s products and other service activities may adversely affect Komatsu’s results of operations.

Item 4. Information on the Company

A. History and Development of the Company

The Company was incorporated in May 1921 in accordance with Japanese law under the name Kabushiki Kaisha Komatsu Seisakusho (“Komatsu Ltd.” in English). Its registered office is located at 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan, and its telephone number is +81-3-5561-2628 (Finance & Treasury Department).

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

During the 1970s and 1980s, the Company started establishing its production facilities offshore and enhanced its offshore production by locating manufacturing plants close to their respective market. In 1975, the Company took the first step towards offshore production with the production of bulldozers in Brazil by Komatsu do Brasil Ltda., the first manufacturing plant established outside of Japan. Subsequently, Komatsu increased its global presence by establishing manufacturing plants in Indonesia, the United Kingdom and the United States during the 1980s. For example, during the late 1980s, the Company established Komatsu Dresser Company (currently known as Komatsu America Corp.), a joint venture with Dresser Industries, Inc. of the United States and made an equity investment in Hanomag AG of Germany (currently known as Komatsu Hanomag GmbH).

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

In May 2002, the Company reached a global alliance agreement with Linde AG (“Linde”) of Germany, under which the two companies agreed to the joint ownership of Komatsu Folklift Co.,Ltd ( “Komatsu Forklift” ).

In October 2002, the Company acquired all of the minority interests of Komatsu Forklift (48.5%) and Komatsu Zenoah Co. (45.7%) through stock for stock exchanges. As a result, Komatsu Forklift and Komatsu Zenoah Co. became wholly-owned subsidiaries of the Company.

In July 2003, the Company sold to Linde 31,011,000 shares of Komatsu Forklift’s common stock, so that Linde currently owns 35% of the equity in Komatsu Forklift.

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

In December 2003, the Company entered into an agreement with Shimachu Co., Ltd. to sell its land in Japan, located in Kawasaki, Kanagawa. The contract was concluded in December 2003 and the land was duly delivered in July 2004.

In February 2004, the Company entered into an agreement to sell the land and buildings of Komatsu Silicon America, Inc., a wholly-owned subsidiary located in Hillsboro, Oregon, U.S.A., to the Park Company of Oregon, LLC. The land and buildings were duly delivered to the Park Company of Oregon, LLC in March 2004.

In July 2005, the Company’s wholly-owned subsidiary, Komatsu America Corp. (“KAC”), completed the sale of 75% of its ownership interest in Advanced Silicon Materials LLC ( “ASiMI” ) to Solar Grade Silicon Holdings Inc., a U.S. subsidiary of Renewable Energy Corporation AS (“REC”), a Norwegian company, while retaining the remaining 25% ownership interest. Simultaneously with the sale, the ownership interest in ASiMI were classified into Class A Units and Class B Units with the Class A Units having sole voting rights. Also simultaneously with the sale, KEM entered into a long term materials supply agreement with ASiMI. KAC’s retained 25% ownership interest in ASiMI in the form of Class B Units which do not have voting rights but whose consent is required for certain mattes, including a liquidation of ASiMI and certain actions relating to the long term materials supply agreement. Ownership of the Class B Unit does not entitle KAC to share prospectively in the underlying profits and losses of ASiMI.

PRINCIPAL CAPITAL EXPENDITURES

Komatsu invests capital each year in the development and production of new products and the improvement of the operating efficiency of its production infrastructure, primarily focusing on the Construction and Mining Equipment operating segment. Komatsu’s capital expenditures for the fiscal years ended March 31, 2006, 2005, 2004 were \136,628 million, ¥89,019 million and ¥78,049 million, respectively. Capital expenditures for the fiscal year ended March 31, 2006 by operating segment were as follows.

Capital Expenditures by Operating Segment

	Millions of Yen	Percentage Change as compared to the Fiscal Year ended March 31, 2005
	Fiscal Year ended March 31, 2006
Construction and Mining Equipment	¥99,622	54.3%
Industrial Machinery, Vehicles and Others	¥14,622	33.2%

Electronics	¥22,384	65.9%

Total	¥136,628	53.5%

* Amounts include certain leased machinery and equipment accounted for as capital leases in conformity with SFAS No. 13 “Accounting for leases”.

In the Construction and Mining Equipment operating segment, Komatsu made investments in Japan (i) to enhance its production capacity of major equipment components which are mainly produced in Japan, such as hydraulics units, final drives, transmissions and axles, (ii) to develop and produce products which meet the Tier III engine emissions standards of the United States and Europe and (iii) to improve its product quality, workplace safety and environmental friendliness. Outside of Japan, Komatsu invested capital not only to develop new products and new models of existing products, but also to reorganize its production lines to promote effective utilization of its plants on a global basis.

Paying particular attention to the Construction and Mining Equipment operating segment, Komatsu invested in the development and production of the DANTOTSU (Unique and Unrivaled) products and other new products complying with the latest emission regulations in Japan, the United States and Europe for the purpose of improving the competitiveness of its product lines. In addition, Komatsu responded to the increasing demand for large mining equipment by expanding its production capacity for the main components of such mining equipment, such as hydraulics and final drives, as well as components for large-size equipment. In the Industrial Machinery, Vehicles and Others operating segment, Komatsu made capital expenditures to replace deteriorating production facilities to improve productivity. In the Electronics operating segment, in addition to increasing Komatsu’s production capacity for 300mm silicon wafers, Komatsu also invested capital to improve productivity and shift its emphasis to higher-quality products in 200mm silicon wafers.

Komatsu’s capital expenditures were primarily financed by funds on hand and capital leases.

B. Business Overview

GENERAL

Komatsu is a global company that engages in the manufacturing, development, marketing and sale of a diversified range of industrial-use products and services. With “Quality and Reliability” as the cornerstone of its management policy, Komatsu is committed to providing safe and innovative products and services that satisfy its customers’ needs and expectations.

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

Net Sales Information

Financial information as presented in the Company’s audited consolidated financial statements is reproduced and discussed below. The following table sets forth Komatsu’s net sales by operating segment for the fiscal years ended March 31, 2006, 2005 and 2004, respectively.

Net Sales by Operating Segment

	(Millions of Yen)
	Fiscal Year Ended 3/31/2006		Fiscal Year Ended 3/31/2005		Fiscal Year Ended 3/31/2004
Construction and Mining Equipment	¥1,291,223	75.9%	¥1,061,161	73.9%	¥863,244	72.2%
Industrial Machinery, Vehicles and Others	300,160	17.6%	266,455	18.6%	241,991	20.2%
Electronics	110,586	6.5%	107,172	7.5%	91,183	7.6%

Total	¥1,701,969	100.0%	¥1,434,788	100.0%	¥1,196,418	100.0%

(1) Construction and Mining Equipment

The Construction and Mining Equipment operating segment has been Komatsu’s mainstay operating segment during the last several decades and it is expected to remain Komatsu’s core operating segment. Net sales from this operating segment has been increasing gradually during the last few years and accounted for 75.9% of Komatsu’s total net sales for the fiscal year ended March 31, 2006.

Products

Komatsu offers various types of construction and mining equipment, ranging from super-large machines capable of mining applications to mini units for urban use. Komatsu’s range of products in this operating segment includes a wide variety of attachments to be used with its products. Komatsu’s principal products in this operating segment fall into the following categories of equipment.

Category	Principal Products
Excavating Equipments	Hydraulic excavators, mini excavators, and backhoe loaders*

Loading Equipments	Wheel loaders, mini wheel loaders, and skid-steer loaders*

Grading and Roadbed Preparation Equipments	Bulldozers, motor graders, and vibratory rollers

Hauling Equipments	Off-highway dump trucks, articulated dump trucks, and crawler carriers

Forestry Equipments	Harvesters*, forwarders*, and feller bunchers*

Tunneling Machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines (Iron Moles)

Recycling Equipments	Mobile debris crushers, mobile soil recyclers, and mobile tub grinders

Other Equipments	Material handlers, auger/press-in pile drivers

Engines and Components	Diesel engines, diesel generator sets, and hydraulic equipment

Casting Products	Steel castings and iron castings*

Note: Those denoted with an asterisk (*) are principal products and major lines of businesses of the Company’s subsidiaries.

To remain competitive in this operating segment, Komatsu introduced the “Dantotsu Strategy” in 2003 and has been working to increase the number of “Dantotsu” products. “Dantotsu” means “unique and unrivaled” in Japanese. Komatsu only designates its product as a “Dantotsu” product if such product is considered unique and unrivaled as compared to those produced by Komatsu’s competitors, due to the fact that these products are equipped with one or more features that its competitors cannot match for some time. Since the introduction of “Dantotsu” products, Komatsu has been working to replace many of its product models with “Dantotsu” products. Some of the initial “Dantotsu” products include the MR-2 Series Tight-Tail-Swing Mini Hydraulic Excavators and PC400 GALEO Series Hydraulic Excavators to name a few. Komatsu plans to continue to conduct model changes to replace a certain portion of existing models of its construction and mining equipment with “Dantotsu” models.

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

Parts and Services

To facilitate the more efficient use of limited natural resources, Komatsu engages in the Reman (remanufacturing) business in which Komatsu remanufactures key components of construction and mining equipment to the same level of quality as new ones and sell them. Reman benefits include not only recycling of natural resources but also the reduction of carbon dioxide emissions by about 90% compared to the production of new components. In light of these benefits, Komatsu is also strengthening its Reman operations in order to contribute to environmental conservation. As of March 31, 2006, Komatsu had seven Reman centers in the United States, Chile, Australia, Indonesia, South Africa, the United Kingdom and Japan. In the future, Komatsu intends to create a network of these Reman centers in a similar manner as its assembly plants in order to further strengthen the Reman business.

As the mining industry has been increasing production globally, there is a large demand for Komatsu’s products, especially in Indonesia. PT Komatsu Remanufacturing Asia (“KRA”), a joint-ownership company between Komatsu Asia & Pacific and United Tractors, is one of Komatsu’s largest Reman centers and is equipped with the most advanced facilities. Operating in a similar manner as an assembly plant, KRA has all its processes in line and conducts stringent quality inspections for each process. To maintain the highest level of operating efficiency for its customers’ machines, KRA remanufactures necessary engines and other components in accordance with plans based on information obtained from Komatsu’s Vehicle Health Monitoring System (VHMS), which has been analyzed according to individual machine conditions. In this way, KRA works to minimize the downtime for each machine, thereby maximizing mining efficiency and reducing running costs. Identifying capacity expansion as one of its most important management tasks, KRA is working to add new lines and employees in expectation of a large increase in Reman needs.

(i) IT Applications

Komatsu has been at the forefront of the industry in IT applications since Komatsu defined IT utilization as one of the most important strategies for the Construction and Mining Equipment operating segment in the 21st century. Komatsu applies cutting-edge technologies in IT development in order to improve the performance of its machines and also to collectively improve the operations of both its customers and itself. For example, Komatsu provides real-time information regarding its machines in operation hundreds of miles away from the offices of its customers and other corresponding services in emerging markets with large spaces of land.

Komatsu (China) Ltd. (“KC”) has been endeavoring to develop and operate IT-based information systems. After equipping all of Komatsu’s hydraulic excavators with the KOMTRAX machine tracking system as a standard feature and marketing them in February 2004, over 9,000 units of Komatsu’s hydraulic excavators are currently in operation in China. Komatsu believes the KOMTRAX system provides valuable information to all parties involved (i.e., Komatsu’s customers, distributors and Komatsu itself). KC analyzes and predicts market trends based on KOMTRAX information and promotes the optimization of Komatsu’s marketing and production plans in China. Komatsu’s distributors also have real-time access to KOMTRAX information concerning the operation hours and other machine conditions at jobsites and engage in maintenance services accordingly. In addition, Komatsu’s distributors produce and deliver monthly reports for individual machines to their customers in order to help customers improve the efficiency of their machine management. In 2005, KC completed the introduction of the “KOPEN” distributor resource management system to 33 distributors, promoting improvements in their business processes. Furthermore, in September 2005, KC introduced the “KOMICS” distributor sales and service support system to three distributors in Fujian, Shandong and Shanxi provinces to establish databases for information regarding sales and services in each of the provinces.

Productivity is one of the main concerns of mining companies and contractors therefore need to avoid unexpected downtime for their machines and corresponding extrabudgetary expenditures. To meet the needs and demands of such customers, Komatsu provides the Repair & Maintenance (R&M) contract for distributors and contractors. Komatsu has recently introduced the R+MCare system in order to manage and improve upon the R&M contract. This system collects and analyzes real-time VHMS information from Komatsu’s machines to help Komatsu’s distributors plan and implement optimal repair and maintenance services. In this way, contractors are able to not only maintain the highest levels of operational efficiency but also to standardize the costs of repairs.

Komatsu introduced the R+MCare system to Komatsu Australia Pty. Ltd., its distributor covering the Oceania region, in June 2004. By linking its customers’ jobsites and Komatsu plants and Reman centers through the Internet, the R+MCare system has yielded a number of encouraging results, including improved risk management of income and expenditures, accelerated problem analyses speed, and enhanced quality of machines and repair work through collaboration with Komatsu’s Production and Development divisions. At the same time, the Production Division has been able to advance its efforts to optimize its inventory of product parts. Komatsu introduced the R+MCare system to its distributors in other regions, such as Komatsu Southern Africa (Pty) Ltd., Komatsu Cummins Chile Ltda. and United Tractors, in April 2005.

(ii) Parts Supply

Construction equipment is often required to operate under demanding conditions and the time in which the equipment may be inoperable is a very serious problem for customers. While the total number of parts for Komatsu machines, including older models, is approximately 1.3 million, Komatsu carries some 300,000 parts in stock to assist its customers in decreasing the downtime of its equipment. To ensure smooth and efficient parts supply to its customers, Komatsu operates P-WINS, a grobal supply network whose service is available around-the-clock, through which customers may order parts. During the fiscal year ended March 31, 2005, Komatsu embarked on the realignment of its parts depots around the world by consolidating its parts inventory to a few key facilities in order to expand the available area of next morning delivery of parts and to reduce the number of parts that Komatsu and its distributors hold in inventory.

In North America, the world’s largest market for construction and mining equipment, Komatsu customarily supplied parts to all of its distributors across the United States from its Parts Center in Ripley, Tennessee. KAC, Komatsu’s regional headquarters for the Americas, has been striving to establish sub-depots in strategic areas throughout the United States to allow for faster delivery of parts. In January 2004, KAC established a sub-depot in Pittsburgh, Pennsylvania by consigning the storage and retrieval of parts to a distributor in that area. KAC opened its own sub-depot in Las Vegas, Nevada in June 2005, as well as another sub-depot in Denver, Colorado in December 2005. Moreover, KAC is planning to open sub-depots in Minneapolis, Minnesota and Portland, Oregon by the end of 2006. KAC’s ultimately plans to open a further sub-depot in Savannah, Georgia. With a total of six sub-depots and the Parts Center, KAC plans to ensure next morning delivery of parts to its customers on a nationwide basis in the United States.

In Europe, Komatsu Europe International N.V. (“KEISA”), Komatsu’s regional headquarters for Europe, commenced the Komatsu Europe Parts Operation in January 2004 by consolidating its three parts depots in Hanover, Germany and Noventa, Italy and Vilvoorde, Belgium, each of which supplied parts for different equipment, into a single major parts depot located in Vilvoorde, Belgium. With this consolidation, KEISA unified its parts ordering system, simplifying order placement processing on the part of its distributors and expanded the area in which it was able to deliver parts the next morning, while reducing the distributors’ inventories in unnecessary parts. KEISA has also completed expanding its warehouse space for parts, thereby reinforcing its capability to supply parts to some 60 countries in Europe, the Middle East and Africa.

(iii) Remanufactured Equipment Components

Komatsu offers speedy on-site replacement of major construction and mining equipment components that function at reduced operational rates as a result of mechanical failure or deterioraion with high-quality and reasonably priced remanufactured components called “Reman components”. Komatsu has eight Reman centers around the world, and at such centers major components and engines for generators are reconditioned into Reman components under rigorous quality control and delivered to many customers. These reconditioned Reman components offer Komatsu’s customers an alternative to purchasing new equipment.

(2) Industrial Machinery, Vehicles and Others

While net sales derived from the Industrial Machinery, Vehicles and Others operating segment only accounted for 17.6% of Komatsu’s total net sales in fiscal year 2006 as compared to over 18.6% of Komatsu’s total net sales for the last two fiscal years, net sales derived from this operating segment has been increasing for the last four fiscal years. During the fiscal year ended March 31, 2006, Komatsu received increased orders from its customers for large presses that incorporated new technologies, and Komatsu expects further growth in this operating segment.

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

(3) Electronics

Net sales derived from the Electronics operating segment has been increasing for the last three fiscal years despite the fact that it only accounted for 6.5% of Komatsu’s total net sales in fiscal year 2006 and the percentage has been decreasing for the last three fiscal years. Komatsu offers a diverse range of products in this operating segment, ranging from silicon wafers for semiconductors, parts and materials for sensors and devices, to construction equipment-mounted controllers. Komatsu’s principal products in this operating segment fall into the following categories.

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

In this annual report, information regarding net sales by geographic segment is presented in the following two ways: (1) by sales destination (based on the country where the purchaser is located), and (2) by sales origin (based on the country where the seller is located). The following table sets forth Komatsu’s net sales recognized by sales destination for the fiscal years ended March 31, 2006, 2005 and 2004, respectively. Net sales data by geographic origin are set forth in Note 21 to the Company’s audited consolidated financial statements, included elsewhere in this report.

Net Sales by Region

	(Millions of Yen)
	Fiscal Year Ended 3/31/2006		Fiscal Year Ended 3/31/2005		Fiscal Year Ended 3/31/2004
Japan	¥528,985	31.1%	¥521,135	36.3%	¥483,749	40.4%
Americas	482,222	28.3%	359,572	25.1%	277,302	23.2%
Europe and CIS	242,386	14.3%	203,581	14.2%	151,619	12.7%
China	94,312	5.5%	55,837	3.9%	87,127	7.3%
Asia (excluding Japan and China) and Oceania	237,989	14.0%	210,861	14.7%	135,542	11.3%
Middle East and Africa	116,075	6.8%	83,802	5.8%	61,079	5.1%

Total	¥1,701,969	100.0%	¥1,434,788	100.0%	¥1,196,418	100.0%

SALES AND DISTRIBUTION

Komatsu’s international and domestic sales and distribution functions in its Construction and Mining Equipment operating segment are conducted primarily through a network of subsidiaries, affiliates and independent distributors, and to a lesser extent by its partners of jointly-owned companies.

Komatsu’s Construction and Mining Equipment sales and distribution operations in Japan focus principally on retail sales to customers, partly on an installment basis. In addition, Komatsu has enhanced its equipment rental services in Japan through rental companies, especially for its construction and utility equipment, in response to strong demand from its customers. Distributors and dealers form the core of the service network, providing total customer-support services in Japan.

Komatsu’s overseas sales of construction and mining equipment are made through a sales and service network consisting of approximately 200 distributors. Komatsu supplies its products to distributors around the world through trading companies and the Company’s subsidiaries and affiliated companies, supported by Komatsu’s liaison offices. The Company’s major sales subsidiaries and affiliates are located in Australia, Belgium, Brazil, Chile, China, France, Germany, Italy, Russia, Singapore, South Africa, Sweden, the United Arab Emirates and the United States. These subsidiaries and affiliates provide additional inventory and technical assistance to Komatsu’s distributors while facilitating the delivery of emergency spare parts. Outside of Japan, these subsidiaries and affiliates as well as Komatsu’s distributors provide the services that customers may require with respect to their construction and mining equipment.

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

SOURCES OF SUPPLY

As it is not economical nor efficient for Komatsu to manufacture all of its necessary components and parts, Komatsu produces some of its major equipment components internally and purchases other components and parts, such as electrical components, tires, hoses, and batteries, etc., from other manufacturers who specialize in manufacturing these products. In addition, Komatsu procures some parts, such as metal forgings, machine components, sheet metal parts and various accessories, from its business partners. Therefore, the fluctuations in prices of materials for such components, such as steel materials, would affect Komatsu’s results of operations. Of the ¥1,172,984 million consolidated overseas net sales (recognized by sales destination) for the fiscal year ended March 31, 2006, export by Komatsu of products manufactured in Japan accounted for ¥409,965 million. Komatsu believes that it has adequate and reliable supply sources for its material components, parts and raw materials, and that it has appropriate alternative sources available consistent with its prudent business practices.

SEASONALITY

Komatsu’s businesses have historically experienced some seasonal fluctuations in sales. While there are variations by market and product, Komatsu’s consolidated sales for the fourth quarter have been highest for the past four fiscal years. However, this seasonality has generally not been material to Komatsu’s results of operations.

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

COMPETITION

Construction and Mining Equipment

As a manufacturer of a full line of construction equipment, Komatsu provides a broad range of products for mining and general construction as well as utility equipment. Komatsu’s competitors in the Construction and Mining Equipment operating segment consist of global competitors, regional competitors and locally-specialized competitors. While there is intense competition in all of the product categories in this operating segment, Komatsu maintains its firm position as one of the largest manufacturers in the industry. The competitive environment for the fiscal year ended March 31, 2006 by geographic area is described in further detail below.

In “Greater Asia” which includes Asia, the Middle East and the Commonwealth of Independent States (“CIS”), Komatsu maintained a strong position against its competitors. It is expected that the economies in “Greater Asia” will achieve strong growth in the future and while Komatsu considers the market to be promising, it also expects the market to be highly competitive. Demand for construction and mining equipment increased in China for the fiscal year ended March 31, 2006.

North America is the largest market for construction equipment in the world and competition is intense within each product category. Among Komatsu’s competitors, Caterpillar Inc. is the market leader in construction and mining equipment in terms of market share. The North American market grew significantly during the fiscal year ended March 31, 2006, and Komatsu benefited from favorable market conditions in the United States, along with other construction equipment manufacturers.

In Europe, in addition to global companies, there are many regional or locally specialized competitors who have firm footings in the local market. Komatsu competes with different competitors in each country or region in Europe, and the market is very competitive and it has not been easy for Komatsu to improve its market position in Europe.

In addition, Komatsu has made considerable technological advances with respect to its hydraulic excavators for which demand is increasing in recent years. While the competition in the hydraulic excavators market is intense, Komatsu maintains its position as one of the market leaders. Komatsu also believes that its use of such information technologies as KOMTRAX, VHMS and WebCARE to enhance data collection and analysis efficiencies will provide Komatsu a competitive advantage.

Industrial Machinery, Vehicles and Others

In the Industrial Machinery, Vehicles and Others operating segment, Komatsu’s principal products consist of (i) metal forging and stamping presses, (ii) sheet metal machines and machine tools and (iii) forklift trucks. As discussed below, the market for these products is highly competitive.

(i) Metal Forging and Stamping Presses

Komatsu manufactures and sells stamping presses that are used to press doors, roofs and other automobile parts into shapes. With respect to large presses, which are mainly sold to automobile manufacturers, Komatsu considers Ishikawajima-Harima Heavy Industries Co., Ltd., Hitachi Zosen Fukui Corporation and AIDA Engineering, Ltd. (“AIDA”) of Japan and Schuler AG and Müler-Weingarten AG of Germany to be its major competitors. In Japan, Japanese manufacturers, including Komatsu, have an advantage over non-Japanese manufacturers who compete with other Japanese manufacturers. Likewise, German manufacturers enjoy dominant positions and have a competitive advantage over non-German manufacturers in the German large press market. In other markets, Komatsu competes with regional and locally specialized competitors in addition to the above-mentioned manufacturers.

The competitive environment has become increasingly severe in Asia, mainly in China, where many automobile manufacturers have been establishing manufacturing plants and making large capital investments.

With respect to small and medium-sized presses, the major markets for Komatsu are Asia (including Japan) and North America. Major competitors include AIDA and Amada Co., Ltd. (“Amada”) of Japan, Minster Machine Company of the United States and Chin Fong Machine Industrial Co., Ltd. of Taiwan.

(ii) Sheet Metal Machines and Machine Tools

With respect to sheet metal machines, Japan is the major market for Komatsu’s products and Komatsu’s competitors consist of other Japanese manufacturers, such as Amada and Koike Sanso Kogyo Co., Ltd. Amada enjoys a large market share with a wide range of products in the industry. To effectively compete in this industry, Komatsu follows a niche-market strategy.

The principal products of Komatsu’s machine tool business include crankshaft millers, camshaft millers, multiplex machine tools and components for liquid crystal display panels manufacturing. Major competitors in the crankshaft millers market include Boehringer Werkzeugmaschinen GmbH (“Boehringer”) and Gebrüder Heller Maschinenfabrik GmbH (“Heller”) of Germany. In Japan, Komatsu enjoys a predominant position in the crankshaft miller market. On the other hand, German manufacturers dominate the market in Germany. In other markets, such as North America and China, Komatsu mainly competes with Boehringer and Heller.

(iii) Forklift Trucks

The major markets for forklift trucks have traditionally been Europe, the United States and Japan. Recently, China has been developing into the fourth major market for forklift trucks. While European and U.S. manufacturers of forklift trucks sell not only forklift trucks but also warehousing equipment, Japanese manufacturers primarily focus on forklift trucks. Major competitors in this market include Japanese manufacturers such as Toyota Industries Corporation (“Toyota”), Mitsubishi Heavy Industries, Ltd. (“Mitsubishi”) and Nissan Forklift (“Nissan”), German manufacturers such as Linde and Jungheinrich AG (“Jungheinrich”) and U.S. manufacturers such as NACCO Industries, Inc. (“Nacco”) and Crown Equipment Corporation (“Crown”).

Toyota, the market leader in forklift trucks, has reinforced its market penetration globally by expanding its product range through the acquisition of BT Industries AB, a European warehousing equipment manufacturer. In Europe, Toyota is led by Linde and Jungheinrich, which have dominant positions in the large German market. In the United States where Nacco and Toyota have strong market positions, there is intensified competition among Nacco, Toyota, Komatsu, Mitsubishi-Caterpillar Forklift America Inc, Nissan and Crown. In Japan and Asia, where there is intense competition mainly among the major Japanese manufacturers, Komatsu has the second largest market share in terms of unit sales after Toyota. In China, locally specialized manufacturers providing lower-priced products account for approximately 70% of the total market share.

Electronics

In the Electronics operating segment, Komatsu’s principal products consist of (i) electronic materials and (ii) temperature control equipment such as thermoelectric modules used for semiconductor manufacturing equipment and optical communications systems. The competitive environment of these major products is discussed below.

(i) Electronic Materials

With respect to the silicon wafers business, Komatsu’s principal competitors include Shin-Etsu Handotai Co., Ltd.(“Shin-Etsu”), Sumitomo Mitsubishi Silicon Corporation (“SUMCO”), and Toshiba Ceramics Co., Ltd. of Japan, Siltronic AG of Germany and MEMC Electronic Materials, Inc.(“MEMC”) of the United States. With respect to the 300mm silicon wafers for which demand has been growing rapidly, Japanese manufacturers such as Shin-Etsu and SUMCO take a lead in the market and maintain dominant position. Despite entering into the market at a later stage, Komatsu Electronic Metals Co.,Ltd ( “KEM” ) has been steadily increasing its 300mm wafers production capacity. As customers demand higher quality products each year, the silicon wafer industry is becoming very competitive.

(ii) Temperature Control Equipment

Komatsu Electronics Inc.(“KELK”) possesses the most advanced level of thermoelectric technology in the world and is a market leader in the micro-module market which utilizes this technology. As a result, Komatsu holds a strong market position in the micro-module market and Komatsu considers its principal competitor in this industry to be Marlow Industries Inc. of the United States. The precision requirements for temperature control in the semiconductor manufacturing process have become increasingly difficult due to the continually decreasing line width of semiconductors and the shift to 300mm wafers. With KELK’s state-of-the-art thermoelectric technology, Komatsu believes that it will continue to have opportunities to increase its sales volume in the temperature control equipment market.

REGULATIONS

Komatsu is subject to a wide range of laws and regulations in the countries and regions where it operates, including safety regulations, restrictions on emissions, noise and vibration from its products, various environmental controls regulating the manufacturing processes, such as the management of toxic chemicals and hazardous wastes, green procurement and recycling. Komatsu’s operations and products are designed to comply with all applicable environmental regulations currently in effect in the relevant jurisdictions. Komatsu expects to remain in substantial compliance with existing applicable environmental control regulations and does not expect that the costs of compliance with foreseeable regulations will have a material effect upon its financial position and results of operations. Some of the important environmental laws and regulations that affect Komatsu’s businesses are summarized below.

Regulations regarding engine emissions

The Ministry of Land, Infrastructure and Transport of Japan (“MLIT”) introduced the approval system for low-emission type construction equipment used in construction in 1997, setting the maximum emission levels by model and power range. While the maximum emission levels set by MLIT are not legally binding, they function as practical standards on engine emissions, since only construction equipment which has obtained such approval is allowed to be used in construction projects that are under the direct control of MLIT. The engine emissions standards currently applicable are the Tier II standards introduced in October 2003. The Tier II standards have also set additional procedures for on-road special vehicles under the Road Transportation Vehicle Law. Upon the application of the Tier III standards, which is scheduled to begin in October 2006, it is expected that new laws will be implemented to broaden the scope of the regulations to include off-road construction equipment.

In the United States, the Environmental Protection Agency introduced Tier I standards for equipment under 37 kW (50 hp) in 1998 and the more stringent Tier II and Tier III standards for all equipment will be phased-in from 2000 to 2008. The Tier III emissions regulations have been in effect in the United States since January 2006, calling for a substantial reduction of Nitrous Oxide.

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

In Europe, European Parliament and Council Directive 95/27/EC of June 1995 amending Council Directive 86/662/EEC on the limitation of noise emitted by hydraulic excavators, rope-operated excavators, dozers, loaders and excavator-loaders has been in effect since January 1997. This directive defined the maximum sound-power levels of airborne noise emitted by these earth-moving machines under dynamic operating conditions and required manufacturers to obtain an EC type-examination certificate. The second stage of the directive which requires further noise reduction has been in effect since January, 2006. In January 2002, European Parliament and Council Directive 2000/14/EC relating to the noise emission in the environment by equipment for use outdoors went into effect. The regulation applies to a wide range of product types from gardening equipment to construction and waste-management equipment and such products must bear a CE-mark and the indication of their guaranteed sound-power level before they can be brought to the market. Manufacturers are required to confirm that the noise emitted from their products would not exceed the guaranteed sound-power level.

Komatsu’s management has defined environmental issues as one of its important management tasks and has made it a company-wide priority to promote awareness of environmental issues. In 1991, Komatsu’s environmental management framework was built by creating the Earth Environment Committee chaired by the president (currently the director responsible for supervision of environment). In 1992, Komatsu’s management established the Komatsu Earth Environment Charter and has put in place initiatives designed to reduce the environmental impact of its business operations to the environment, mainly focusing on its construction and mining equipment operating segment. In July 2003, Komatsu’s management revised this Charter and established three new guiding principles: (1) contributing towards the realization of a sustainable society, (2) striving to optimize both environmental and economic performance, and (3) observing corporate social responsibility. Simultaneously, Komatsu created the Environmental Affairs Department to expand Komatsu’s environmental conservation efforts in all of its business operations and promote environmental management on a consolidated basis, including all of its overseas manufacturing subsidiaries.

In 1997, Komatsu started auditing its manufacturing facilities in Japan to obtain ISO14001 certification. As a result, all of its manufacturing facilities in Japan acquired ISO14001 certification by the end of March 2003. However, audits based on ISO14001 are primarily designed to inspect the functional effectiveness of the environmental management system at each facility, and thus are not necessarily capable of identifying potential environmental risks at the facility. In 2004, Komatsu started voluntary with an emphasis on environmental performance. Internal auditors of Komatsu evaluated facilities other than their own using the Komatsu Environmental Check Sheets and shared their findings not only with the audited facility but also on a groupwide basis to promote further improvements. For additional information, such as figures and goals related to Komatsu’s environmental measures as well as environmental accounting, please refer to the latest edition of the Komatsu’s Environmental & Social Report , which is available through Komatsu’s website at http://www.komatsu.com/.

C. Organizational Structure

As of March 31, 2006, Komatsu Ltd. had 157 consolidated subsidiaries and 41 affiliates under the equity method. The following list shows the principal subsidiaries as of March 31, 2006.

Name of the Company	Country of Incorporation	Ownership Interest (%)
Komatsu Forklift Co., Ltd.	Japan	65.0
Komatsu Electronic Metals Co., Ltd.	Japan	62.6
Komatsu Zenoah Co.	Japan	100.0
Komatsu Castex Ltd.	Japan	100.0
Komatsu Kinki Ltd.	Japan	100.0
Komatsu House Ltd.	Japan	89.3
Komatsu Logistics Corp.	Japan	99.9
Komatsu Industries Corporation	Japan	100.0
Komatsu Chugoku Ltd.	Japan	100.0
Komatsu Tokyo Ltd.	Japan	100.0
Komatsu Machinery Corporation	Japan	100.0
Komatsu Hokkaido Ltd.	Japan	100.0
Komatsu Electronics, Inc.	Japan	100.0
Komatsu Used Equipment Corp.	Japan	100.0
Komatsu America Corp.	U.S.A.	100.0
Komatsu do Brasil Ltda.	Brazil	100.0
Komatsu Europe International N.V.	Belgium	100.0
Komatsu UK Ltd.	U.K.	100.0
Komatsu Hanomag GmbH	Germany	100.0
Komatsu Mining Germany GmbH	Germany	100.0
Komatsu Forest, AB	Sweden	100.0
Komatsu Utility Europe S.p.A.	Italy	100.0
Komatsu Asia & Pacific Pte Ltd.	Singapore	100.0
PT Komatsu Indonesia	Indonesia	94.9
Bangkok Komatsu Co., Ltd.	Thailand	74.8
Komatsu Australia Pty. Ltd.	Australia	60.0
Komatsu (China) Ltd.	China	100.0
Komatsu (Changzhou) Construction Machinery Corp.	China	85.0
Komatsu Shantui Construction Machinery Co., Ltd.	China	60.0

Notes:

1.	Proportion of ownership interest includes indirect ownership and corresponds to the proportion of voting power.

2.	In November 2002, the Company signed an agreement with Linde AG of Germany under which Linde would make an equity participation in Komatsu’s forklift trucks business. In accordance with the agreement, Linde AG acquired and owns a 35% equity stake in Komatsu Forklift Co., Ltd. as of March 31, 2006.

3.	The Company invests in Komatsu do Brasil Ltda. through a subsidiary.

4.	The equity interests of the Company in Komatsu UK Ltd., Komatsu Utility Europe S.p.A., Bangkok Komatsu Co., Ltd. and Komatsu Australia Pty. Ltd. include the ownership interests held by the subsidiaries of the Company.

5.	The proportion of ownership interest for Komatsu Hanomag GmbH, Komatsu (Changzhou) Construction Machinery Corp. and Komatsu Shantui Construction Machinery Co., Ltd. includes the ownership interests held by the subsidiaries of the Company.

D. Property, Plants and Equipment

Komatsu’s manufacturing operations are conducted in 41 principal plants, 10 of which are located in Japan. As of March 31, 2006, the 41 plants had an aggregate manufacturing floor space of 1,577 thousand square meters (16,975 thousand square feet). In addition, Komatsu uses additional floor space at such plants and elsewhere for laboratories, office buildings, and employee housing and welfare facilities. Instead of establishing a new manufacturing plant, Komatsu could increase its production by requesting that its employees work overtime or by increasing the number of shifts working at its plants.

Komatsu owns most of the manufacturing facilities and the land on which they are located. A portion of the property owned by Komatsu is subject to mortgages or other types of liens. As of March 31, 2006, the net book value of the property owned by Komatsu was ¥400,667 million, of which ¥2,853 million was subject to encumbrances.

The name and location of Komatsu’s principal plants, their approximate aggregate floor space, and the principal products manufactured therein as of March 31, 2006 are as follows.

Name and Location	Floor Space		Principal products
	Thousand sq. meter	Thousand sq. ft
Japan:

Awazu Plant Komatsu, Ishikawa	227	2,443	Small and medium-sized bulldozers, Small hydraulic excavators, Mini excavators, Small and medium-sized wheel loaders

Komatsu Plant Komatsu, Ishikawa	44	474	Large presses, Small and medium-sized presses, press brakes, shears

Osaka Plant Hirakata, Osaka	157	1,690	Large bulldozers, Medium-sized and large-sized hydraulic excavators, Recycling equipments

Mooka Plant Mooka, Tochigi	76	818	Large wheel loaders, Dump trucks, Road-building machines

Oyama Plant Oyama, Tochigi	201	2,164	Diesel engines, Hydraulic equipment

Komatsu Zenoah Co. Kawagoe, Saitama Koriyama, Fukushima	54 38 16	581 409 172	Mini-excavators, Skid steer loaders, Outdoor power equipment, Compact 2-stroke engines, Hydraulic equipment

Komatsu Cummins Engine Co., Ltd. Oyama, Tochigi	*	*	Small diesel engines

Komatsu Castex Ltd. Himi, Toyama Oyama, Tochigi	63 *	678 *	Steel castings, Iron castings, Pattern for casting

Komatsu Forklift Co., Ltd. Oyama, Tochigi	75	807	Forklift trucks, Automated conveyance systems, etc

Komatsu Electronic Metals Co., Ltd. Omura, Nagasaki Kiyotake, Miyazaki	72 45 27	775 484 291	Silicon wafers for semiconductors

Komatsu Electronics, Inc. Hiratsuka, Kanagawa	1	11	Thermoelectric modules, Temperature control equipment

The Americas

Komatsu America Corp. Tennessee, U.S.A. Quebec, Canada, South Carolina, U.S.A. Illinois, U.S.A.	125 31	1,346 334	Medium-sized hydraulic excavators, and Articulated dump trucks
	14 18 62	151 194 667	Small and medium-sized wheel loaders Backhoe loaders, Skid steer loaders Large dump trucks

Hensley Industries, Inc. Texas, U.S.A.	18	194	Buckets, Teeth, Edges, Adapters

Komatsu Forest, LLC Wisconsin, U.S.A.	10	108	Forestry equipment (crawler type)

Komatsu Mexicana S.A. de C.V. Sahagún, Mexico	19	205	Attachments for construction equipment

Komatsu do Brasil Ltda. Suzano, São Paulo, Brazil	57	614	Medium-sized hydraulic excavators, Small and medium-sized bulldozers, Wheel loaders

Europe

Komatsu UK Ltd. Birtley, UK	60	646	Large and medium-sized hydraulic excavators

Komatsu Hanomag GmbH Hanover, Germany	77	829	Small and medium-sized wheel loaders, Mini wheel loaders, Compactors

Komatsu Forest AB Umea, Sweden	12	129	Forestry equipment (wheel type)

Komatsu Mining Germany GmbH Düsseldorf, Germany	23	248	Super-large hydraulic excavators

Komatsu Utility Europe S.p.A. Este, Italy	43	463	Mini excavators, Backhoe loaders, Skid steer loaders

Asia(excluding Japan) and Oceania

PT Komatsu Indonesia Jakarta, Indonesia	55	592	Medium-sized hydraulic excavators, Small and medium-sized bulldozers, Small and medium-sized wheel loaders, Motor graders, Dump trucks

Komatsu (Changzhou) Construction Machinery Corporation Jiangsu, China	16	172	Wheel loaders, Motor graders, Medium- sized hydraulic excavators Dump trucks

Komatsu (Changzhou) Foundry Corporation Jiangsu, China	27	291	Iron castings and parts for construction equipment and industrial vehicles, Foundry molds

Komatsu Shantui Construction Machinery Co., Ltd. Shandong, China	34	366	Small and medium-sized hydraulic excavators

Bangkok Komatsu Co. Ltd. Chonburi, Thailand	14	151	Medium-sized hydraulic excavators Backhoe loaders

Formosa Komatsu Silicon Corporation Mailiao, Yunlin, Taiwan	12	129	Silicon wafers for semiconductors

*	Komatsu Cummins Engine Co., Ltd. and Komatsu Castex Ltd. (Oyama Manufacturing Plant) are located at the Oyama Plant of the Company.

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

Plans for Installation and Disposal of Equipment

Komatsu conducts various businesses in Japan and overseas, and the details of future capital investment plans to install new and more efficient equipment and to dispose of obsolete equipment were not decided as of March 31, 2006. As of the filing date of this annual report, Komatsu plans to invest ¥160,000 million by the end of fiscal year ending March 31, 2007. The amount of capital investment expected to be made by March 31, 2007, the principal investment objectives, and the sources of funding by operating segment are set forth in the below table.

Operating Segment	Expected capital investment amount by March 31, 2007 (Millions of Yen)	Principal investment objectives	Source of funding
Construction and Mining Equipment	112,000	To increase operating efficiency of production lines and to develop new products, etc.	Funds on hand Bank borrowings
Industrial Machinery, Vehicles and Others	22,000	To increase operating efficiency of production lines and to renew obsolete equipment, etc.	Funds on hand Bank borrowings
Electronics	26,000	To enhance production capacity and to improve productivity	Funds on hand Bank borrowings
Total	160,000

Notes: Capital investment plan amounts exclude consumption tax, etc.

In the Construction and Mining Equipment operating segment, investment in Japan will focus on the expansion of production capacity for key components such as engines, hydraulics and transmissions. For example, Komatsu will continue the development of new and updated models of its products, such as “Dantotsu” products, and will enhance production capacity and improve models to comply with Tier III emission standards. In the Industrial Machinery, Vehicles and Others operating segment, Komatsu will invest capital to increase the operating efficiency of its production lines, replace deteriorating facilities and enhance overseas production. In the Electronics operating segment, Komatsu will invest in the expansion of its production capacity for 300mm silicon wafers and the improvement of production facilities to enhance the competitiveness of 200mm silicon wafers by achieving higher quality and productivity.

Construction of a new plant (Ibaraki Plant) is underway adjacent to the Port of Hitachinaka, which is designated as a core international port in Japan. Scheduled to commence operations in January 2007, the Ibaraki Plant will produce large wheel-loaders, dump trucks and other large equipment. Simultaneously, Komatsu will commence operations at a new plant for large presses in Kanazawa city located on the coast of the Japan Sea. Komatsu plans to invest about ¥30 billion (US$256 million) in total for the two plants.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

OVERVIEW

The following discussion and analysis provide information that Komatsu’s management believes to be relevant in understanding Komatsu’s consolidated financial conditions and its results of operations. The conversion rate between the Japanese yen to the U.S. dollar for the fiscal year ended March 31, 2006 is included solely for the convenience of readers and has been made at the rate of ¥117 to U.S.$1, the approximate noon buying rate as of March 31, 2006 for Japanese yen in New York City as reported by the Federal Reserve Bank of New York.

Komatsu’s Business

Komatsu is a global organization engaged in the manufacturing, development, marketing and sale of industrial-use equipment and products, with three principal operating segments: (1) Construction and Mining Equipment, (2) Industrial Machinery, Vehicles and Others and (3) Electronics. Sales for the fiscal year ended March 31, 2006 in the Construction and Mining Equipment operating segment accounted for approximately 75.9% of consolidated net sales, while sales in the Industrial Machinery, Vehicles and Others operating segment and the Electronics operating segment each accounted for approximately 17.6% and 6.5% of consolidated net sales, respectively. Of the consolidated net sales for fiscal year 2006, approximately 31.1% of net sales were derived from sales to customers located in Japan and approximately 68.9% of net sales were derived from sales to customers located outside of Japan. For additional information about Komatsu’s products, competitive position, organizational structure and property, plants and equipment, please refer to Item 4. Information on the Company.

The average Japanese yen/U.S. dollar exchange rates were ¥114 and ¥107 for the fiscal years 2006 and 2005, respectively. For additional discussion regarding the effect of foreign currency exchange rate fluctuations on Komatsu’s business, please refer to “D. Risk Factors” in Item 3. Key Information and the “Comparison of Fiscal Years ended March 31, 2006 and 2005” in Item 5.A. Operating Results.

Management Policy

Komatsu’s management believes that “the value of a corporation is represented by the trust its stakeholders and society place in such corporation.” To continue to earn the trust of its stakeholders and society and thereby increase its value, Komatsu has established the following two management goals: (1) maintain its financial strength and high profitability level in its industry while striving to enhance its position in the global market, especially in the Greater Asia region; and (2) manage its operations in a manner that takes into consideration the fact that Komatsu’s market value reflects the trust placed in Komatsu by society and its shareholders.

To attain these two management goals, Komatsu launched the first phase of its Reform of Business Strategy project in 2001. While many reforms were undertaken by Komatsu during the first phase of its Reform of Business Strategy project, the three main objectives of the first phase were: (1) reduction of fixed costs, (2) enhancement of Komatsu’s market position in “Greater Asia” and (3) the launch of DANTOTSU (Unique and Unrivaled) products. As of March 31, 2006, Komatsu’s management believed that it has successfully achieved these three objectives.

To further attain the two management goals, Komatsu has embarked on the second phase of the Reform of Business Structure project commencing with the fiscal year 2006. Komatsu has identified the following two strategies as the core strategies of the second phase of its Reform of Business Structure project:

(1) Reform Komatsu’s “value chain” by utilizing information technologies. Komatsu intends to enhance its “value chain” by implementing reforms through the deployment of information technologies. “Value chain” means the value that is derived by Komatsu from the activities of itself, its distributors, suppliers and customers. With recent advancements in information technologies, Komatsu has been able to understand directly and quickly changes in the market based on information collected from the operating conditions of its customers’ machines and other sources. Komatsu intends to accurately reflect such market changes in its sales, production and inventory plans through the creation of a structure that enables it to share information with its distributors, plants and suppliers. Komatsu also intends to install its information technologies applications, such as KOMTRAX (Komatsu Machine Tracking System) and the autonomous haulage system, to a greater number of its construction and mining equipment to develop new business models designed to improve its customers’ productivity.

(2) Reinforce “jobsite capabilities”.

Komatsu’s strength lies in its “jobsite capabilities”, which has been a particularly important concept in its manufacturing operations. “Jobsite capabilities” means the mindset and power of its employees to continuously strive to improve Komatsu’s products in order to create higher quality products and implement manufacturing systems that operate more efficiently. To further reinforce this strength both in Japan and overseas, Komatsu intends to include this concept in the KOMATSU Way, one of its internal policies. In the past, the concept of “Total Quality Management” has encouraged employees to make improvements. In the course of implementing the second phase of the Reform of Business Structure project, Komatsu will continue to use the concept of “Total Quality Management” on a group-wide basis as a means to resolve problems and to further improve its products. Furthermore, Komatsu intends to extend this initiative to its administrative operations in order to strengthen its capabilities and improve operational efficiency.

With the above two strategies as its core strategies, teams have been formed within Komatsu that are composed of personnel from various departments to achieve certain goals and to implement new reforms on a global scale. Depending on the goals that are to be attained, Komatsu will ask different partners in Komatsu’s business, such as distributors and suppliers, to participate in such teams. Komatsu also recognizes that its growth is sustained by its personnel and will facilitate the training of its personnel through these reforms.

Key Management Indices

Komatsu’s management uses the following five financial indicators in assessing its financial conditions and results of operations: (1) Net Sales, (2) Segment Profits, (3) Return on Assets (“ROA”), (4) net debt-to-equity ratio (“Net DER”) and (5) Segment Profit Ratio.

Management Indices	Results for Fiscal Years Ended March 31		Percentage Change	Financial Objectives for the Fiscal Year ending March 31, 2006
	2006	2005	2006 vs. 2005
Net Sales	1,701,969 million yen	1,434,788 million yen	18.6%	1,250,000 million yen
Segment Profits 1)	176,453 million yen	101,923 million yen	73.1%	80,000 million yen
ROA 2)	10.9%	7.1%	3.8 points	5.0%
Net DER 3)	0.49	0.7	-0.21	1 or under

Segment Profit Ratio 4)	10.4%	7.1%	3.3points	10.0%

Notes:

1)	In conformity with Japanese accounting principles, Segment Profits is obtained by subtracting the aggregate sum of cost of sales and selling, general and administrative expenses, from net sales.

2)	ROA is derived by dividing pre-tax income by the mean of total assets at the beginning and the end of the fiscal year.

3)	Net DER is derived by dividing the difference between interest-bearing debt and cash and time deposits by shareholders’ equity.

4)	Segment Profit Ratio is derived by dividing Segment Profits by Net Sales.

In November 2003, Komatsu commenced a three-year medium-term management plan entitled “Move The World. KOMATSU 5-800”. The objective of this plan was to endeavor to achieve further growth in Komatsu’s net sales and Segment Profits by the end of fiscal year 2006. Under this plan, Komatsu’s management identified four key financial objectives to be realized by fiscal year 2006 as indicators of Komatsu’s success in achieving growth, profitability, effective utilization of assets and financial soundness. The four key financial objectives were: (1) ¥1,250 billion in net sales, (2) ¥80 billion in Segment Profits, (3) ROA of 5% and (4) Net DER of 1 or less. The “5-800” in the title of this management plan is derived from the “5”% that Komatsu endeavors to achieve in ROA and the “¥800 oku” (equivalent to ¥80 billion) which Komatsu aims to achieve in Segment Profits under the plan. As noted in the above table, Komatsu achieved the goals that it established in November 2003 as part of its “Move the World. KOMATSU 5-800” plan as of the end of March 31, 2005, one year ahead of its prescribed deadline.

After achieving all four objectives a year ahead of schedule in fiscal year 2005, Komatsu established a new management objective of segment profit ratio (“Segment Profit Ratio”) of 10% or higher, and achieved this goal in the fiscal year ended March 31, 2006.Segment Profit Ratio for the fiscal year ended March 31, 2006 increased from 7.1% to 10.4% as compared to the fiscal year ended March 31, 2005.

Business Environment

The prices for major commodities, such as iron ore and copper, remain high, and mining companies continue to invest in machinery and the development of facilities and new mines in order to increase mining output. In 2005, the demand for mining equipment surpassed the peak levels of 1996. As compared to 1996, the mining market is thriving globally as a result of increased demand for energy by countries that are highly populated and have developing economies, such as China and India. Furthermore, investments in infrastructure are being made to open and operate mines in these developing countries, and Komatsu believes that the demand for its mining equipment will remain high.

Komatsu also believes that an increase in population, mainly in developing countries, will continue in the future. In addition, urbanization is also likely to advance further. In the past, such factors have led to an increase in infrastructure investments and an increase in demand for energy consumption in countries like China and India. Accordingly, Komatsu expects a continuing need to increase energy output and crude steel production globally, which has historically led to an increase in the production amount of raw materials, such as copper, coal and iron ore.

Summary of Operating Results

Consolidated net sales for the fiscal year ended March 31, 2006 increased by 18.6% from fiscal year 2005 to ¥1,701,969 million (U.S.$14,547 million). Segment Profits for fiscal year 2006 totaled ¥176,453 million (U.S.$1,508 million), which was an increase of 73.1% as compared to fiscal year 2005. Income before income taxes, minority interests and equity in earnings of affiliated companies increased by 71.3% from fiscal year 2005, to ¥169,073 million (U.S.$1,445 million), as a result of increased Segment Profits and growth in other sources of income, which included the gain from the sale of Advanced Silicon Materials LLC(ASiMI), a U.S. subsidiary that engaged in the production and sales of polycrystalline silicon, which comprised a significant portion of the ¥18,484 million of gain from the sale of subsidiaries for the fiscal year 2006.

Net income increased by 93.7% from fiscal year 2005 to ¥114,290 million (U.S.$977 million). For a detailed analysis of the results of operations, please refer to Item 5.A. Operating Results.

Net Sales

Consolidated net sales for the fiscal year ended March 31, 2006 increased by 18.6% from fiscal year 2005 to ¥1,701,969 million (U.S.$14,547 million). This increase was primarily due to increased sales in the Construction and Mining Equipment operating segment. Please refer to the discussion in the operating results section provided below for additional information.

Segment Profits.

Segment Profits for the fiscal year ended March 31, 2006 increased by 73.1% (or ¥74,530 million) from ¥101,923 million to ¥176,453 million (U.S.$1,508 million) as compared to the fiscal year ended March 31, 2005.

The 73.1% increase in Segment Profits was partially due to the various cost reduction efforts undertaken by Komatsu, including those carried out under Komatsu’s Reform of Business Structure project. Such cost reduction efforts include streamlining its operations and services, relocating its production lines, restructuring its operations and encouraging early retirement of its employees, all of which are aimed to reduce fixed costs. In addition, Komatsu was able to increase its Segment Profits for the fiscal year 2006 as compared to fiscal year 2005 despite the increase in the cost of raw materials used by Komatsu in manufacturing its products, because Komatsu has been successful in increasing the sale price of its products to adequately cover such increased costs of raw materials. Komatsu also benefited from the depreciation of the Japanese yen relative to the U.S. dollars and Euro in fiscal year 2006. Furthermore, the increase in demand for Komatsu’s products has enabled Komatsu to achieve production efficiencies and absorb fixed costs, which in turn has contributed to the increase in Segment Profits for the fiscal year 2006 as compared to fiscal year 2005. Segment Profits in the Construction and Mining Equipment operating segment for the fiscal year ended March 31, 2006 increased by 82.2% (or ¥64,477 million) from ¥78,427 million to ¥142,904 million (U.S.$1,222 million) as compared to the fiscal year ended March 31, 2005. Segment Profits for the Industrial Machinery, Vehicles and Others operating segment for the fiscal year ended March 31, 2006 increased by 43.7% (or ¥7,366 million) from ¥16,857 million to ¥24,223 million (U.S.$207 million) as compared to the fiscal year ended March 31, 2005. Segment Profits for the Electronics operating segment for the fiscal year ended March 31, 2006 increased by 13.0% (or ¥1,525 million) from ¥11,719 million to ¥13,244 million (U.S.$113 million) as compared to the fiscal year ended March 31, 2005.

ROA.

ROA for the fiscal year ended March 31, 2006 improved by 3.8 percentage points from 7.1% to 10.9% as compared to the fiscal year ended March 31, 2005. This improvement was primarily due to the increase in income before income taxes, minority interests and equity in the earnings of affiliated companies from ¥ 98,703 million in fiscal year 2005 to ¥ 169,973 million in fiscal year 2006.

Net DER.

Net DER for the fiscal year ended March 31, 2006 decreased from 0.70 to 0.49 as compared to the fiscal year ended March 31, 2005. This improvement was mainly due to the redemption by Komatsu of ¥35,000 million of its corporate bonds utilizing funds from its operating cash flows, and the increase in retained earnings.

Segment Profit Ratio.

The Segment Profit Ratio for the fiscal year ended March 31, 2006 increased from 7.1% to 10.4% as compared to the fiscal year ended March 31, 2005. This increase was primarily due to improved profitability, increases in sales volume and sale prices and decreases in production costs.

Critical Accounting Policies

Komatsu prepares its consolidated financial statements in conformity with U.S. generally accepted accounting principles. Komatsu’s management consistently makes certain estimates and judgments that Komatsu believes are reasonable based upon available information. These estimates and judgments affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of income and expenses during the periods presented, and the disclosed information regarding contingent liabilities and debts. These estimates and judgments are based on Komatsu’s historical experience, terms of existing contracts, Komatsu’s observance of trends in the industry, information provided by its customers and information available from other outside sources, as appropriate. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty, and may differ from actual results. For a summary of Komatsu’s significant accounting policies, including the critical accounting policies discussed below, please see Note 1 to the Consolidated Financial Statements. Komatsu’s management believes that the following accounting policies are critical in fully understanding and evaluating Komatsu’s reported financial results.

(1) Allowance For Doubtful Receivables

Komatsu estimates the collectability of its trade receivables taking into consideration numerous factors including the current financial position by each customer. Komatsu establishes an allowance for expected losses based on individual credit information, historical experience and assessment of overdue receivables. Since Komatsu’s historical loss experiences have fallen within their original estimates and established provisions, Komatsu’s management believes its allowance for doubtful receivables to be adequate. If the composition of Komatsu’s trade receivable were to change or the financial position of each customer were to change due to an unexpected significant shift in the economic environment, it is possible that the accuracy of its estimates could be affected and thus its financial position and results of operations could be materially affected. For additional information, please refer to Note 4 of the Notes to Consolidated Financial Statements.

(2) Deferred Income Tax Assets

Komatsu estimates income taxes and income tax payable in accordance with applicable tax laws in each of the jurisdictions in which Komatsu operates. Net operating loss carryforwards and temporal differences resulting from differing treatment of items for taxation and financial accounting and reporting purposes are recognized on Komatsu’s consolidated balance sheet by adjusting the effect for deferred income tax assets and liabilities. Komatsu is required to assess the likelihood that each of its group company’s deferred tax assets will be recovered from future taxable income estimated for each group company and available tax planning strategies. Komatsu’s management estimates its future taxable income and considers the likelihood of deferred tax assets recovery based on the management plan authorized by the board of directors, periodic operational reports of each group company, future market conditions and tax planning strategies, and, to the extent Komatsu believes that any such recovery is not likely, each group company establishes a valuation allowance to reduce the amount of deferred tax assets reflected in the consolidated balance sheet. While Komatsu’s management believes that all deferred tax assets after adjustments for valuation allowance will be realized, Komatsu may need to adjust its deferred tax assets or valuation allowance if its estimates differ from actual results due to poor operating results and lower future taxable income than the estimated taxable income. These adjustments to the valuation allowance could materially affect Komatsu’s financial position and results of operations. For additional information, please refer to Note 15 of the Notes to Consolidated Financial Statements.

(3) Valuation of Long-Lived Assets and Goodwill

Komatsu’s long-lived assets are reviewed for potential impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable , such as a decrease in future cash flows caused by a change in business environment. The recoverability of assets to be held and used is measured by comparing the carrying amount of a particular asset to the estimated future undiscounted cash flow expected to be generated by such asset. Such future undiscounted cash flow is estimated in accordance with Komatsu’s management plan based on management’s best estimate and market information available. If the carrying amount of an asset is lower than its future undiscounted cash flow and such asset is considered unrecoverable and identified as an impaired asset, Komatsu recognizes an impairment loss based on the amount by which the carrying amount of the asset exceeds its fair value. Fair value is measured based on the asset’s future discounted cash flow, and the rate used to discount such cash flow is the weighted average capital cost reflecting the fluctuation risk of future cash flow in the capital markets. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less costs of sales. Fair value is measured based on the discounted cash flow model or an independent appraisal.

Komatsu reviews its goodwill annually for impairment. An impairment of goodwill is deemed to occur when the carrying value of the reporting unit including goodwill exceeds its estimated fair value. Impairment losses on goodwill are recognized based on the amount by which the sum of the net book value of the reporting unit to which the goodwill is assigned exceeds the estimated fair value of such reporting unit as determined based on estimated future discounted cash flows.

In the event that Komatsu’s strategy and market conditions change, estimates of future cash flows to be generated by an asset and evaluations of fair value would be affected, and the assessment of the ability to recover the carrying amount of long-lived assets and goodwill may change. Thus, such changes in assessment could materially affect Komatsu’s financial position and results of operations.

(4) Fair Value of Financial Instruments

The fair values of derivative financial instruments, consisting principally of foreign currency contracts and interest swap agreements, are estimated by obtaining quotes from brokers.

While fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments, these estimates are subjective in nature and may change due to the uncertainties of the financial markets and may therefore differ from actual results. The fair values of marketable investment securities are stated at market price.

In the case of a decrease in market price, in periodically assessing other-than-temporary impairment of marketable investment securities, Komatsu considers the period and amount of its decline, and the financial conditions and prospects of each subject company. If the market price for marketable investment securities declines below our acquisition cost and such condition extends for more than six months, Komatsu considers the decline to be other-than-temporary and recognizes impairment of such marketable investment securities. In assessing other-than-temporary impairment of non-marketable investment securities, Komatsu considers the financial conditions and prospects of each subject company and other relevant factors. While Komatsu believes that there are no major impairments of its investment securities at present, if the performance and business conditions of a subject company deteriorates due to a change in business circumstances, Komatsu may recognize an impairment of its investment securities.

(5) Pension Liabilities and Expenses

The amount of Komatsu’s pension obligations and net period pension costs are dependent on certain assumptions used to calculate such amounts. These assumptions are described in Note 12 to the Consolidated Financial Statements and include the discount rate, expected rate of return on plan assets and rates of increase in compensation. In accordance with U.S. generally accepted accounting principles, actual results that differ from these assumptions are accumulated and amortized over future service years of employees and therefore generally affect Komatsu’s recognized expenses and recorded obligations during such future periods. During the fiscal year ended March 31, 2006, the Company and domestic subsidiaries adopted a discount rate of 2.0%, the same discount rate used for the fiscal year ended March 31, 2005. The discount rate is determined based on the rates of return of high-quality fixed income investments currently available and expected to be available until the maturity of the pension benefits. While Komatsu believes that its assumptions are appropriate, in the event that actual results differ significantly from these assumptions or significant changes are made to these assumptions, Komatsu’s pension obligations and future expenses may be affected.

(6) Securitization

Komatsu has several accounts receivable securitization programs, and such securitizations are expected to become an important source of funding for Komatsu in the future. Receivables that are securitized are removed from its consolidated balance sheet when they are sold. Komatsu has entered into contractual arrangements with special purpose entities solely for the purpose of securitizing its receivables. For key assumptions used in measuring the fair value of retained interests related to securitization transactions, please refer to Item 5.E. Off-Balance Sheet Arrangements.

Recent Accounting Standards Not Yet Adapted

In November 2004, Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4” (“SFAS 51”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Among other provisions, the new standard requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company during the fiscal year beginning April 1, 2006. The Company does not believe SFAS 151 will have a material impact to its consolidated results of operations and financial condition.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company during the fiscal year beginning April 1, 2006. The Company does not believe SFAS 153 will have a material impact on its consolidated results of operations and financial condition.

In December 2004, FASB issued SFAS No. 123 (revised 2003) “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS 123R also establishes fair value as the measurement objective in accounting for share-based payment arrangements. The Company will adopt and start using the modified prospective method during the fiscal year beginning April 1, 2006. The effect of adopting SFAS 123R is not expected to be material to the Company’s consolidated results of operations and financial condition based on the stock options outstanding as of the fiscal year ended March 31, 2006.

In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and SFAS No. 3” (“SFAS 154”). SFAS 154 replaces APB 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”, and requires retrospective applications to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 is effective for the fiscal periods beginning after December 15, 2005 and is required to be adopted by the Company during the fiscal year beginning April 1, 2006. The Company does not believe SFAS 154 will have a material impact on its consolidated results of operations and financial condition.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an Amendment of SFAS Nos. 133 and 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 155”). SFAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative. SFAS 155 is effective for the fiscal periods beginning after September 15, 2006 and is required to be adopted by the Company during the fiscal year beginning April 1, 2007. The Company is currently evaluating what effect SFAS 155 will have on its consolidated results of operations and financial condition if adopted, but expects it will not have a material impact.

In March 2006, FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets – an Amendment of FASB Statement No. 140” (“SFAS 156”). SFAS 156 amends SFAS 140 to clarify the accounting for servicing assets and servicing liabilities. Among other provisions, the new accounting standard requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 is effective for the fiscal periods beginning after September 15, 2006 and is required to be adopted by the Company during the fiscal year beginning April 1, 2007. The Company is currently evaluating what effect SFAS 156 will have on its consolidated results of operations and financial condition if adopted, but expects it will not have a material impact.

A. Operating results

Comparison of the Fiscal Years ended March 31, 2006 and 2005

The following tables set forth selected consolidated financial and operating data, including numerical data expressed as a percentage of total consolidated net sales for the periods indicated, and the changes in each consolidated financial line item between the indicated fiscal years. The U.S. dollar amounts represent conversion from Japanese yen amounts at the rate of U.S.$1=¥117, the approximate noon buying rate as of March 31, 2006 for Japanese yen in New York City as reported by the Federal Reserve Bank of New York, and are the included only for the convenience of the readers.

Consolidated Statements of Income

	Millions of Yen				Percentage change	Millions of U.S. dollars
	Fiscal Years Ended March 31,				2006 vs. 2005	2006
	2006		2005
Revenues and other
Net sales	¥1,701,969	100.0%	¥1,434,788	100.0%	18.6%	$14,547
Interest and other income	28,750	1.7%	20,047	1.4%	43.4%	245

Total	1,730,719	101.7%	1,454,835	101.4%	19.0%	14,792

Costs and expenses
Cost of sales	1,247,656	73.3%	1,066,887	74.4%	16.9%	10,663
Selling, general and administrative	277,860	16.3%	265,978	18.5%	4.5%	2,375
Interest	12,733	0.7%	11,209	0.8%	13.6%	109
Impairment loss on long-lived assets held for use	4,899		4,200		16.6%	42
Impairment loss on goodwill	3,581		—		—	31
Other	14,917		7,858		89.8%	158

Total	1,561,646	91.8%	1,356,132	94.5%	15.2%	13,347

Income before income taxes, minority interests and equity in earnings of affiliated companies	169,073	9.9%	98,703	6.9%	71.3%	1,445
Income taxes	47,021	2.7%	36,044	2.5%	30.5%	402

Income before minority interests and equity in earnings of affiliated companies	122,052	7.2%	62,659	4.4%	94.8%	1,043
Minority interests in income of consolidated subsidiaries	(10,467)		(4,588)		128.1%	(89)
Equity in earnings of affiliated companies	2,705		939		188.1%	23

Net income	¥114,290	6.7%	¥59,010	4.1%	93.7%	$977

	Yen				U.S. cents
Per share data Net income:
Basic	¥ 115.13		¥59.51		¢98.40

Diluted	114.93		59.47		98.23

Cash dividends per share	¥14.00		¥9.00		¢11.97

Net sales.

Consolidated net sales for the fiscal year ended March 31, 2006 increased by 18.6% (or ¥267,181 million) from ¥1,434,788 million to ¥1,701,969 million (U.S.$14,547 million) as compared to the fiscal year ended March 31, 2005. For the third consecutive fiscal year, Komatsu recorded growth with respect to net sales. The 18.6% increase was primarily due to increased sales in the Construction and Mining Equipment operating segment, which primarily resulted from (1) the expansion of the U.S. economy, (2) the development of and increased investments in infrastructure by countries in emerging markets, (3) an increase in demand for raw materials that produce energy and (4) the rising prices of primary commodities.

Net sales in the Construction and Mining Equipment operating segment, the Industrial Machinery, Vehicles and Other operating segment and the Electronics operating segment for the fiscal year ended March 31, 2006 increased by 21.7% (or ¥230,062 million), 12.6% (or ¥33,705 million) and 3.2% (or ¥3,414 million) as compared to the fiscal year ended March 31, 2005, respectively. Please refer to the discussion in the operating segment section provided below for additional information.

Interest and Other Income.

Consolidated interest and other income for the fiscal year ended March 31, 2006 increased by 43.4% (or ¥8,703 million) from ¥20,047 million to ¥28,750 million (U.S.$245 million) as compared to the fiscal year ended March 31, 2005. This increase was primarily due to a gain recorded by Komatsu of ¥18,484 million for the sale of its subsidiaries. A substantial portion of such recorded gain was derived from the sale of Komatsu’s ownership interest in Advanced Silicon Materials LLC. In addition, the increase in interest and other income was also due to a ¥1,484 increase in interest income in fiscal year 2006 as compared to fiscal year 2005 to ¥6,144 million due to the rise in interest rates in the United States and Europe and a gain of ¥2,505 million recorded from the sale of investment securities, which increased by ¥2,343 million in fiscal year 2006 as compared to fiscal year 2005. Unlike fiscal year 2005, Komatsu did not record any one-time gain for the sale of property or foreign exchange gain for the fiscal year 2006.

Total Revenues and Other.

As a result of the above factors, consolidated total revenue for the fiscal year ended March 31, 2006 increased by 19.0% (or ¥275,884 million) from ¥1,454,835 million to ¥1,730,719 million (U.S.$14,792 million) as compared to the fiscal year ended March 31, 2005.

Cost of Sales.

Komatsu’s consolidated cost of sales increased by 16.9% (or ¥180,769 million) from ¥1,066,887 million to ¥1,247,656 million (U.S.$10,663 million) as compared to the fiscal year ended March 31, 2005, in line with the increase in sales for the fiscal year ended March 31, 2006. The ratio of cost of sales to net sales decreased by 1.1points from 74.4% to 73.3% for the fiscal year ended March 31, 2006 as compared to the fiscal year ended March 31, 2005 because the increase in cost of sales for the fiscal year 2006 was fully offset by the increase in net sales for the fiscal year 2006 due to Komatsu’s ability to leverage its fixed cost.

Selling, General and Administrative Expenses.

Selling, general and administrative expenses (“SG&A”) rose by 4.5% in fiscal year 2006 to ¥277,860 million (U.S.$2,375 million) from ¥265,978 million in fiscal year 2005, primarily due to higher direct selling expenses, which is in line with the increase in sales volume during the year ended March 31, 2006. Although Komatsu experienced an increase in certain expenses in fiscal year 2006 due to its efforts to reinforce its product support and services structure, safety and environmental management system, and compliance programs relating to environmental and other regulations, the ratio of SG&A to net sales decreased by 2.2 points to 16.3% as compared to 18.5% for the fiscal year 2005 as Komatsu benefited from its continuous efforts to decrease fixed costs as part of the Reform of Business Structure project.

Impairment Loss on Long-Lived Assets Held for Use.

The impairment loss on long-lived assets held for use for the fiscal year ended March 31, 2006 increased by 16.6% (or ¥699 million) from ¥4,200 million to ¥4,899 million (U.S.$42 million) as compared to the fiscal year ended March 31, 2005.

Impairment Loss on goodwill.

The impairment loss on goodwill for the fiscal year ended March 31, 2006 increased by ¥3,581 million from ¥0 million to ¥3,581 million (U.S.$31 million) as compared to the fiscal year ended March 31, 2005. For the fiscal year ended March 31, 2006, Komatsu recognized an impairment loss of ¥3,041 million (U.S. $26 million) on goodwill allocated to a reporting unit in the Construction and Mining Equipment operating segment due to the unfavorable business circumstance relating to the net assets of such reporting unit. This impairment loss was recognized based on the amount by which the sum of the net book value of the reporting unit to which the goodwill was assigned exceeded the estimated fair value of such reporting unit as determined based on estimated future discounted cash flows.

Other Expenses.

Consolidated other expenses for the fiscal year ended March 31, 2006 increased by 89.8% (or ¥7,059 million) from ¥7,858 million to ¥14,917 million (U.S.$127 million) as compared to the fiscal year ended March 31, 2005. This 89.8% increase was primarily due to the loss of ¥4,298 million suffered by Komatsu in connection with the sale or disposal of its fixed assets during fiscal year 2006 as it made efforts to improve its manufacturing facilities, as well as, net foreign exchange loss of ¥1,545 million.

Total Costs and Expenses.

As a result of the above factors, consolidated total costs and expenses for the fiscal year ended March 31, 2006 increased by 15.2% (or ¥205,514 million) from ¥1,356,132 million to ¥1,561,646 million (U.S.$13,347 million) as compared to the fiscal year ended March 31, 2005.

Income Before Income Taxes, Minority Interests and Equity in Earnings of Affiliated Companies.

Consolidated income before income taxes, minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2006 increased by 71.3% (or ¥70,370 million) from ¥98,703 million to ¥169,073 million (U.S.$1,445 million) as compared to the fiscal year ended March 31, 2005.

Total Income Taxes.

Total consolidated income taxes for the fiscal year ended March 31, 2006 increased by ¥10,977 million to ¥47,021 million (U.S.$402 million) due to an income tax expense of ¥36,044 million for the fiscal year ended March 31, 2005. The actual effective tax rate for the fiscal year ended March 31, 2006 decreased to 27.8 % from 36.5% as compared to the fiscal year ended March 31, 2005. The change in effective tax rate for the fiscal year ended March 31, 2006 as compared to the prior fiscal year was largely due to the tax benefit recognized by Komatsu America Corp. amounting to ¥18,357 million (U.S. $157 million) on net operating loss carryforwards of its subsidiaries. The difference between the combined statutory tax rate of 40.8% and the actual effective tax rate of 27.8% was caused by a realization of tax benefits on operating losses of subsidiaries and income from foreign subsidiaries being taxed at a rate lower than the Japanese statutory rate, which was offset in part by operating losses for which no benefit has been recognized and non-deductible expenses. For additional information regarding income tax, please refer to Note 15 of the Notes to Consolidated Financial Statements.

Income Before Minority Interests and Equity in Earnings of Affiliated Companies.

As a result of the above factors, consolidated income before minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2006 increased by ¥59,393 million from ¥62,659 million to ¥122,052 million (U.S.$1,043 million) as compared to the fiscal year ended March 31, 2005.

Minority Interests in Income of Consolidated Subsidiaries.

Minority interests in income of consolidated subsidiaries for the fiscal year ended March 31, 2006 increased by ¥5,879 million from ¥4,588 million to ¥10,467 million (U.S.$89 million) as compared to the fiscal year ended March 31, 2005. Minority interests in income of consolidated subsidiaries increased mainly because of improved earnings recorded by subsidiaries in China.

Equity in Earnings of Affiliated Companies.

Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2006 increased by ¥1,766 million from ¥939 million to ¥2,705 million (U.S.$23 million) as compared to the fiscal year ended March 31, 2005, due to the improved earnings recorded by affiliated companies in which Komatsu owns minority interests.

Net Income.

As a result of the above factors, Komatsu’s consolidated net income for the fiscal year ended March 31, 2006 increased by ¥55,280 million from ¥59,010 million to ¥114,290 million (U.S.$977 million), as compared to the fiscal year ended March 31, 2005. Accordingly, basic net income per share rose to ¥115.13 for the fiscal year ended March 31, 2006 from ¥59.51 for the fiscal year ended March 31, 2005. Diluted net income per share rose to ¥114.93 for the fiscal year ended March 31, 2006 from ¥59.47 for the fiscal year ended March 31, 2005.

Performance by Operating Segments

	Millions of Yen		Percentage Change	Millions of U.S. dollars

	Fiscal Years Ended March 31,
	2006	2005	2006 vs. 2005	2006
Net sales:
Construction and Mining Equipment
Customers	¥1,291,223	1,061,161	21.7%	$11,036
Intersegment	21,203	15,199	39.5%	181

Total	1,312,426	1,076,360	21.9%	11,217

Industrial Machinery, Vehicles and Others
Customers	300,160	266,455	12.6%	2,566
Intersegment	84,845	63,496	33.6%	725

Total	385,005	329,951	16.7%	3,291

Electronics
Customers	110,586	107,172	3.2%	945
Intersegment	15	26	-42.3%	0

Total	110,601	107,198	3.2%	945

Elimination	(106,063)	(78,721)	34.7%	(907)

Consolidated Net Sales	¥1,701,969	1,434,788	18.6%	14,547

Segment Profits :
Construction and Mining Equipment	¥142,904	78,427	82.2%	$1,222
Industrial Machinery, Vehicles and Others	24,223	16,857	43.7%	207
Electronics	13,244	11,719	13.0%	113

Total	180,371	107,003	68.6%	1,542

Corporate expenses and elimination	(3,918)	(5,080)	-22.9%	(33)

Consolidated Segment Profits	¥176,453	101,923	73.1%	$1,508

Note:

Transfers between segments are made at estimated arm’s-length prices. In conformity with Japanese accounting principles, Segment Profits is obtained by subtracting the aggregate sum of cost of sales and selling, general and administrative expenses, from net sales.

Net sales to customers recognized by sales destination for the fiscal years ended March 31, 2006 and 2005 were as follows:

	Millions of Yen		Percentage Change	Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2006	2005	2006 vs. 2005	2006
Japan	¥528,985	¥521,135	1.5%	$4,521
Americas	482,222	359,572	34.1%	4,122
Europe	242,386	203,581	19.1%	2,072
China	94,312	55,837	68.9%	806
Asia (excluding Japan, China) and Oceania	237,989	210,861	12.9%	2,034
Middle East and Africa	116,075	83,802	38.5%	992

Consolidated net sales	¥1,701,969	¥1,434,788	18.6%	$14,547

Construction and Mining Equipment

Consolidated net sales to customers in the Construction and Mining Equipment operating segment for the fiscal year ended March 31, 2006 increased by 21.7% (or ¥230,062 million) from ¥1,061,161 million to ¥1,291,223 million (U.S.$11,036 million) as compared to the fiscal year ended March 31, 2005. This increase reflected increased sales both in Japan and the overseas market as explained below.

Net sales to customers in Japan (based on sales destination) for the fiscal year ended March 31, 2006 increased by 1.2% (or ¥3,295 million) from ¥271,497 million to ¥274,792 million (U.S.$2,349 million) as compared to the fiscal year ended March 31, 2005. While Japanese construction investments remained at about the same level in fiscal year ended March 31,2006 as the fiscal year ended March 31, 2005, Komatsu experienced an increase in demand for new equipment in fiscal year 2006 as compared to fiscal year 2005, due to (1) the robust export of used construction equipment from Japan to developing countries such as China and countries in the Middle East, which contributed to the reduction of excess inventory on machinery in Japan, and (2) the ongoing reconstruction projects in earthquake and typhoon-devastated areas in Japan. Under such business environment, Komatsu focused its efforts on strengthening its used equipment business and improving its management efficiencies in the rental equipment business, while expanding sales of new equipment and increasing the sales price of its equipment. As a result, sales in the Construction and Mining Equipment segment in Japan remained at about the same level from the fiscal year ended March 31, 2005.

Net sales to customers in the Americas for the fiscal year ended March 31, 2006 increased by 35.5% (or ¥110,324 million) from ¥310,809 million to ¥421,133 million (U.S.$3,599 million) as compared to the fiscal year ended March 31, 2005. Demand in the Americas continued to increase primary due to the continuing housing construction boom in the United States, which constitutes the world’s largest housing market, and increased development of natural resources mainly in Latin America. Reconstruction projects in areas devastated by Hurricane Katrina also contributed to an increase in demand for products in the Construction and Mining Equipment segment. In North America, Komatsu increased sales as it carried out aggressive marketing efforts which included increasing the sale price of its products, strengthening its sales and distribution networks and improving its parts delivery capabilities, while promoting production efficiencies by transferring the knowledge accumulated by the mother factory in Japan to its overseas factories. Sales in Latin America were also strong, especially with respect to sales of mining equipment in Brazil and Chile.

Net sales to customers in Europe and the Commonwealth of Independent States (“CIS”) for the fiscal year ended March 31, 2006 increased by 20.5% (or ¥38,209 million) from ¥186,063 million to ¥224,272 million (U.S.$1,917 million) as compared to the fiscal year ended March 31, 2005. In Europe, Komatsu strengthened its sales and distribution networks in Eastern Europe and worked to improve its production efficiency mainly by transferring the production of certain models among its plants within Europe. Demand for Komatsu’s products in the Construction and Mining Equipment segment continued to increase in tandem with the growth of the European Union. Komatsu also expanded sales of its forestry equipment in Europe due to favorable market conditions in the lumber and pulp markets. As a result, sales in Europe in fiscal year 2006 increased as compared to fiscal year 2005. In the CIS countries, sales in the Construction and Mining Equipment operating segment increased as the increase in demand for hydraulic excavators in Moscow and other metropolitan cities, as well as mining and energy-related sectors continued.

Net sales for the Construction and Mining Equipment operating segment in Asia and Oceania for the fiscal year ended March 31, 2006 increased by 13.2% (or ¥22,757 million) from ¥172,971 million to ¥195,728 million (U.S.$1,673 million) as compared to the fiscal year ended March 31, 2005. Although demand in Indonesia decreased in the civil engineering and construction sectors, because of the rising price of fossil fuels, total sales continued to increase in this region due to strong demand for mining equipment and off-highway dump trucks.

Net sales to customers in China for the fiscal year ended March 31, 2006 increased by 68.2% (or ¥27,629 million) from ¥40,516 million to ¥68,145 million (U.S.$582 million) as compared to the fiscal year ended March 31, 2005. The demand for construction and mining equipment increased in China in fiscal year 2006 as compared to fiscal year 2005 when the construction and mining equipment market in China recorded sluggish demand due to the implementation, of measures to tighten credit extensions by the Chinese government. In particular, the increase in demand for small hydraulic excavators and mini excavators accelerated in China because of public development projects. Demand for medium-sized and large equipment also increased as the number of projects to excavate natural resources in China increased. Under these market conditions, Komatsu expanded the local production of mini excavators and commenced the local production of dump trucks in fiscal year 2006. Komatsu also introduced a new IT-based management system to standardize the workflow of its distributors in China and to enhance its corporate strength.

Net sales to customers in the Middle East and Africa increased by 35.1% (or ¥27,848 million) from ¥79,305 million to ¥107,153 million (U.S.$916 million) for the fiscal year ended March 31, 2006 as compared to the fiscal year ended March 31, 2005. In the Middle East, demand for products in the Construction and Mining Equipment increased against the backdrop of increased investments in infrastructure developments mainly in oil-producing countries, as such countries benefited from high crude oil prices. In Africa, demand for mining equipment increased in particular. Under favorable overall market conditions in both regions for Komatsu’s products, Komatsu worked to reinforce its sales, service and maintenance capabilities, including providing adequate training to its salespersons and making enhancements to its product support and services structure, which led to increased net sales in this region for the Construction and Mining Equipment operating segment in fiscal year 2006 when compared to fiscal year 2005.

Segment Profits for the Construction and Mining Equipment operating segment for the fiscal year ended March 31, 2006 increased by 82.2% (or ¥64,477 million) from ¥78,427 million to ¥142,904 million (U.S.$1,222 million) as compared to the fiscal year ended March 31, 2005. This increase in Segment Profits in fiscal year 2006 was primarily due to (i) a higher gross margin resulting from increased sales volume (which increased Segment Profits by approximately ¥47.3 billion), (ii) higher product prices (which increased Segment Profits by approximately ¥29.5 billion), (iii) gains from foreign exchange rate fluctuations as the Japanese yen weakened against both the U.S.dollar and the Euro in fiscal year 2006 (which increased Segment Profits by approximately ¥15.5 billion) and (iv) lower costs. Such factors completely offset higher prices of steel materials, tires and other purchased parts (which decreased Segment Profits by approximately ¥19.4 billion), and higher fixed costs for research and development activities as well as reinforcing Komatsu’s sales and product support services.

Industrial Machinery, Vehicles and Others

Consolidated net sales in the Industrial Machinery, Vehicles and Others operating segment for the fiscal year ended March 31, 2006 increased by 12.6% (or ¥ 33,705 million) from ¥266,455 million to ¥300,160 million (U.S.$2,566 million) as compared to the fiscal year ended March 31, 2006.

Segment Profits for the Industrial Machinery, Vehicles and Others operating segment for the fiscal year ended March 31, 2006 increased by 43.7% (or ¥7,366 million) from ¥16,857 million to ¥24,223 million (U.S.$207 million) as compared to the fiscal year ended March 31, 2005. This increase was primarily due to increased sales generated by the consolidated subsidiaries of the Company, such as Komatsu Forklift Co., Ltd., Komatsu Zenoah Co., Komatsu Industries Corp., Komatsu Machinery Corp., Komatsu Logistics Corp., and Komatsu Engineering Corp.

Komatsu Forklift Co., Ltd. increased sales in fiscal year 2006 by effectively capitalizing on increasing demand for forklifts in emerging markets, such as China, CIS and the Middle East, in addition to strong private-sector capital investments in Japan. Komatsu also engaged in aggressive business activities, such as increasing sales prices, launching the marketing of newer engine-driven forklift models and embarking on the local production of forklifts in China.

Komatsu Zenoah Co. increased sales of its outdoor power equipment, while Komatsu Logistics Corp. enhanced the distribution of Komatsu products. Meanwhile, Komatsu Engineering Corp. enhanced its sales distribution through the development of its original technology.

In the Industrial Machinery sector included under the Industrial Machinery, Vehicles and Others operating segment, Komatsu’s Industrial Machinery Division recorded an increase in sales of large presses, centering on new innovative presses which incorporate AC Servo technologies, against the backdrop of greater capital investments by automakers. Komatsu Industries Corporation also experienced an increase on sales primarily from medium-sized presses. In particular, Komatsu Industries Corporation continued to record an increase in sales volume in the Hybrid AC Servo Press series, recording cumulative sales of 1,000 units since the market launch of the series in 2002. Furthermore, sales of machine tools such as crankshaft millers as well as LCD (liquid crystal display) manufacturing-related equipment manufactured by Komatsu Machinery Corporation increased in fiscal year 2006.

Electronics

Consolidated net sales for the Electronics operating segment for the fiscal year ended March 31, 2006 increased by 3.2% (or ¥3,414 million) from ¥107,172 million to ¥110,586 million (U.S.$945 million) as compared to the fiscal year ended March 31, 2005. While the divestiture of its polycrystalline silicon business decreased sales in this segment, the silicon wafer business improved significantly, offsetting such decrease in sales and increasing consolidated net sales for the fiscal year ended March 31, 2006.

Segment Profits for the Electronics operating segment for the fiscal year ended March 31, 2006 increased by 13.0% (or ¥1,525 million) from ¥11,719 million to ¥13,244 million (U.S.$113 million) as compared to the fiscal year ended March 31, 2005 due to improvements in the semiconductor market.

Demand in the semiconductor market was buoyant throughout fiscal year 2006, and in tandem with the semiconductor market, the silicon wafer market was also robust. Komatsu Electronic Metals Co., Ltd. (KEM) focused its efforts in strengthening its business and expanding its profits with respect to the 300mm and discrete wafers in addition to the 200mm wafers, which is its most popular wafer product. As for 300mm wafers, KEM fully utilized its monthly production capacity of 75,000 pieces in Japan and worked to expand its sales in fiscal year 2006. In Taiwan, KEM has set out to establish a new integrated production facility with a monthly capacity of 50,000 pieces.

Komatsu continued its negotiations with Renewable Energy Corporation AS (REC), a Norwegian manufacturer of solar battery materials to systems, concerning the sale of ASiMI. Following such negotiations, Komatsu America Corp., Komatsu’s U.S. subsidiary owning 100% interest in ASiMI, formally signed a definitive sales agreement with SGS Holdings Inc., a U.S. subsidiary of REC and sold 75% of its ownership interest in ASiMI to Solar Grade Silicon Holdings at the end of July 2005. Komatsu retained 25% ownership interest in ASiMI in the form Class B Units which do not have voting rights but whose consent is required for certain matters, including a liquidation of ASiMI and certain actions relating to the long term materials supply agreement.

Performance by Geographic Segments

The following table indicates net sales and Segment Profits recognized by the geographic origin of the seller of such product or service for the fiscal years ended March 31, 2006 and 2005.

	Millions of Yen		Percentage Change	Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2006	2005	2006 vs. 2005	2006
Net sales:
Japan—
Customers	¥745,169	¥687,925	8.3%	$6,369
Intersegment	324,211	252,636	28.3%	2,771
Total	1,069,380	940,561	13.7%	9,140

Americas—
Customers	470,374	360,080	30.6%	4,020
Intersegment	25,448	23,111	10.1%	218
Total	495,822	383,191	29.4%	4,238

Europe—
Customers	219,836	178,997	22.8%	1,879
Intersegment	29,761	21,787	36.6%	254
Total	249,597	200,784	24.3%	2,133

Others—
Customers	266,590	207,786	28.3%	2,279
Intersegment	24,464	13,681	78.8%	209
Total	291,054	221,467	31.4%	2,488

Elimination	(403,884)	(311,215)	29.8%	(3,452)
Consolidated	¥1,701,969	¥1,434,788	18.6%	$14,547

Segment Profits (loss):
Japan	¥96,141	¥57,725	66.6%	$822
Americas	39,069	24,713	58.1%	334
Europe	20,386	11,964	70.4%	174
Others	28,161	13,456	109.3%	240
Corporate and elimination	(7,304)	(5,935)	23.1%	(62)

Consolidated	¥176,453	¥101,923	73.1%	$1,508

Note:

Transfers between segments are made at estimated arm’s-length prices. In conformity with Japanese accounting principles, Segment Profits is obtained by subtracting the aggregate sum of cost of sales and selling, general and administrative expenses, from net sales.

Japan

Net sales in Japan to customers for the fiscal year ended March 31, 2006 increased by 8.3% (or ¥57,244 million) from ¥687,925 million to ¥745,169 million (U.S.$6,369 million) as compared to the fiscal year ended March 31, 2005. This increase was primarily due to increased sales derived from the robust export of construction and mining equipment from Japan to overseas.

Segment Profits for Japan for the fiscal year ended March 31, 2006 increased by 66.6% (or ¥38,416 million) from ¥57,725 million to ¥96,141 million (U.S.$822 million) as compared to the fiscal year ended March 31, 2005. This increase was primarily due to increased net sales derived from the export of construction and mining equipment as discussed above, which offset increased production and logistics costs incurred by Komatsu to increase its production capacity within a short period of time to meet increased demand.

Americas

Net sales in the Americas for the fiscal year ended March 31, 2006 increased by 30.6% (or ¥110,294 million) from ¥360,080 million to ¥470,374 million (U.S.$4,020 million) as compared to the fiscal year ended March 31, 2005.

Segment Profits for the Americas for the fiscal year ended March 31, 2006 increased by 58.1% (or ¥14,356 million) from ¥24,713 million to ¥39,069 million (U.S.$334 million) as compared to the fiscal year ended March 31, 2005.

Europe

Net sales in Europe for the fiscal year ended March 31, 2006 increased by 22.8% (or ¥40,839 million) from ¥178,997 million to ¥219,836 million (U.S.$1,879 million) as compared to the fiscal year ended March 31, 2005.

Segment Profits for Europe for the fiscal year ended March 31, 2006 increased by 70.4% (or ¥ 8,422 million) from ¥11,964 million to ¥20,386 million (U.S.$174 million) as compared to the fiscal year ended March 31, 2005.

Others

Net sales in the Others geographic segment for the fiscal year ended March 31, 2006 increased by 28.3% (or ¥58,804 million) from ¥207,786 million to ¥266,590 million (U.S.$2,279 million) as compared to the fiscal year ended March 31, 2005.

Segment Profits for the Others geographic segment for the fiscal year ended March 31, 2006 increased by 109.3% (or ¥14,705 million) from ¥13,456 million to ¥28,161 million (U.S.$240 million) as compared to the fiscal year ended March 31, 2005, due to increased profits in China, Asia, Oceania and the Middle East

Comparison of Fiscal Years Ended March 31, 2005 and 2004

The following table sets forth selected consolidated financial and operating data, including data expressed as a percentage of total consolidated net sales for the periods indicated, and the change in each consolidated financial line item between the indicated fiscal years.

Consolidated Statements of Income

	Millions of Yen				Percentage change	Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2005		2004		2005 vs. 2004	2005
Revenues and other
Net sales	¥1,434,788	100.0%	¥1,196,418	100.0%	19.9%	$13,409
Interest and other income	20,047	1.4%	11,945	1.0%	67.8%	188

Total	1,454,835	101.4%	1,208,363	101.0%	20.4%	13,597

Costs and expenses
Cost of sales	1,066,887	74.4%	881,231	73.7%	21.1%	9,971
Selling, general and administrative	265,978	18.5%	249,261	20.8%	6.7%	2,486
Interest	11,209	0.8%	14,915	1.2%	-24.8%	105
Impairment loss on long-lived assets held for use	4,200		19,051		-78.0%	39
Other	7,858		16,869		-53.4%	73

Total	1,356,132	94.5%	1,181,327	98.7%	14.8%	12,674

Income before income taxes, minority interests and equity in earnings of affiliated companies	98,703	6.9%	27,036	2.3%	265.1%	922
Income taxes	36,044	2.5%	(3,519)	-0.3%	—	337

Income before minority interests and equity in earnings of affiliated companies	62,659	4.4%	30,555	2.6%	105.1%	585
Minority interests in income of consolidated subsidiaries	(4,588)		(3,839)		19.5%	(43)
Equity in earnings of affiliated companies	939		247		280.2%	9

Net income	¥59,010	4.1%	¥26,963	2.3%	118.9%	$551

Net sales.

Consolidated net sales for the fiscal year ended March 31, 2005 increased by 19.9% (or ¥238,370 million) from ¥1,196,418 million to ¥1,434,788 million (U.S.$13,409 million) as compared to the fiscal year ended March 31, 2004, setting record-high figures for the second consecutive year in 2005. Komatsu recorded net sales increases for all of its operating segments as compared to the fiscal year ended March 31, 2004. Net sales of construction and mining equipment increased by 22.9% (or ¥197,917 million) as compared to the fiscal year ended March 31, 2004, which reflected the increase in worldwide demand for such equipment, excluding China. With respect to industrial machinery, vehicles and others, net sales increased by 10.1% (or ¥24,464 million) as compared to the fiscal year ended March 31, 2004, primarily as a result of the increase in net sales of forklift trucks and industrial machinery, such as presses. Net sales of electronics increased by 17.5% (or ¥15,989 million) as compared to the fiscal year ended March 31, 2004, primarily due to an increase in demand for silicon wafers, polycrystalline silicon and monosilane gas.

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

Cost of Sales.

Consolidated cost of sales for the fiscal year ended March 31, 2005 increased by 21.1% (or ¥185,656 million) from ¥881,231 million to ¥1,066,887 million (U.S.$9,971 million) as compared to the fiscal year ended March 31, 2004. This increase was primarily due to the increase in net sales and an increase in the price of raw materials, such as steel, as the rapid growth of the Chinese economy resulted in a shortage of raw materials. This increase in cost of sales was partially offset by various cost reduction efforts including Komatsu’s Reform of Business Structure project that has been implemented since October 2001. With the goal of reducing capacity costs, Komatsu has streamlined its operations and overlapping services, relocated production lines, implemented restructuring and promoted early retirement. As a result, the cost of sales to net sales ratio for the fiscal year ended March 31, 2005 increased by only 0.7 points to 74.4% as compared to the fiscal year ended March 31, 2004.

Selling, General and Administrative Expenses.

Consolidated selling, general and administrative expenses (“SG&A”) for the fiscal year ended March 31, 2005 increased by 6.7% (or ¥16,717 million) from ¥249,261 million to ¥265,978 million (U.S.$2,486 million) as compared to the fiscal year ended March 31, 2004, mainly as a result of increased direct selling expenses associated with the increase in net sales. While fixed costs increased as Komatsu made efforts to enhance its operations in order to meet market demand, the SG&A to net sales ratio for the fiscal year ended March 31, 2005 improved by 2.3 points to 18.5% from the fiscal year ended March 31, 2004, reflecting Komatsu’s success in reducing fixed costs as part of its Reform of Business Structure project, which started in October 2001.

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

Other Expenses.

Consolidated other expenses for the fiscal year ended March 31, 2005 decreased by 53.4% (or ¥9,011 million) from ¥16,869 million to ¥7,858 million as compared to the fiscal year ended March 31, 2004. This decrease was primarily due to the lack of any large one-time expense similar to the one-time expense Komatsu recognized during the fiscal year ended March 31, 2004 relating to the sale of land and buildings of Komatsu Silicon America. In addition, the decrease in foreign exchange losses as compared to the fiscal year ended March 31, 2004, also contributed to the decrease in other expenses.

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

Equity in Earnings of Affiliated Companies.

Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2005 increased by ¥692 million from ¥247 million to ¥939 million (U.S.$9 million) as compared to the fiscal year ended March 31, 2004 due to the improved earnings recorded by affiliated companies in which Komatsu owns minority interests.

Net Income.

As a result of the above factors, Komatsu’s consolidated net income for the fiscal year ended March 31, 2005 increased by ¥32,047 million from ¥26,963 million to ¥59,010 million (U.S.$551 million), as compared to the fiscal year ended March 31, 2004 representing the second consecutive year in which Komatsu recorded a record-high net income figure. Accordingly, basic net income per share rose to ¥59.51 for the fiscal year ended March 31, 2005 from ¥27.17 for the fiscal year ended March 31, 2004. Diluted net income per share rose to ¥59.47 for the fiscal year ended March 31, 2005 from ¥27.16 for the fiscal year ended March 31, 2004.

Management Indices

Komatsu’s management also used the following three financial indicators in assessing Komatsu’s financial condition and results of operations: (1) Segment Profits*, (2) Return on Assets and (3) Net DER. The below table sets forth the figures for such financial indicators for the fiscal years ended March 31, 2005 and 2004 and the percentage changes in such figures between such fiscal years:

Management	Indices

	Fiscal Years Ended March 31,		Percentage Change
	2005	2004	2005 vs. 2004
Segment Profits*	¥101,923 Million yen	¥65,926 Million yen	54.6%
Return on Assets (ROA)	7.1%	2.0%	5.1 points
Net DER	0.70	0.91	-0.21
* In conformity with Japanese accounting principles, Segment Profits is obtained by subtracting the aggregate sum of cost of sales and selling, general and administrative expenses, from net sales.

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
	Fiscal Years Ended March 31,
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

Segment Profits :
Construction and Mining Equipment	¥78,427	¥53,908	45.5%	$733
Industrial Machinery, Vehicles and Others	16,857	11,251	49.8%	158
Electronics	11,719	4,556	157.2%	109

Total	107,003	69,715	53.5%	1,000

Corporate expenses and elimination	(5,080)	(3,789)	34.1%	(47)

Consolidated Segment Profit	¥101,923	65,926	54.6%	$953

Note:

Transfers between segments are made at estimated arm’s-length prices. In conformity with Japanese accounting principles, Segment Profits is obtained by subtracting the aggregate sum of cost of sales and selling, general and administrative expenses, from net sales.

Net sales to customers recognized by sales destination for the fiscal years ended March 31, 2005 and 2004 were as follows:

	Millions of Yen		Percentage Change	Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2005	2004	2005 vs. 2004	2005
Japan	¥521,135	¥483,749	7.7%	$4,870
Americas	359,572	277,302	29.7%	3,360
Europe	203,581	151,619	34.3%	1,903
China	55,837	87,127	-35.9%	522
Asia (excluding Japan, China) and Oceania	210,861	135,542	55.6%	1,971
Middle East and Africa	83,802	61,079	37.2%	783

Consolidated net sales	¥1,434,788	¥1,196,418	19.9%	$13,409

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

Net sales to customers in the Americas increased by 36.0% (or ¥82,278 million) from ¥228,531 million to ¥310,809 million (U.S.$2,905 million), surpassing sales in Japan for the first time in fiscal year 2004. This increase was due to increased demand for construction equipment against the backdrop of increased construction investments in the United States with substantial growth in demand for mining equipment. In Central and South America, sales of mining equipment, especially sales of large dump trucks, remained strong which resulted in a substantial gain in sales in these regions.

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

Net sales to customers in China dropped by 46.2% (or ¥34,805 million) from ¥75,321 million to ¥40,516 million (U.S.$379 million), primarily due to credit squeeze measures implemented by the Chinese government and the consolidation of industrial parks. As growth in the construction market slowed down compared to fiscal year ended March 31, 2004 demand for construction and mining equipment decreased substantially during the first half of the fiscal year ended March 31, 2005.

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

Segment profit for the construction and mining equipment operating segment for the fiscal year ended March 31, 2005 increased by 45.5% (or ¥24,519 million) from ¥53,908 million to ¥78,427 million (U.S.$733 million) as compared to the fiscal year ended March 31, 2004. The appreciation of the Japanese yen against the U.S. dollar had a negative impact on Komatsu’s profits; and due to such foreign currency exchange rate fluctuations, segment profit of the construction and mining equipment operating segment decreased by approximately ¥8.0 billion from the fiscal year ended March 31, 2004. This increase in segment profit was primarily due to positive factors such as increased gross margin resulting from increased sales volume, higher prices being established by Komatsu for its products in this operating segment and larger cost reductions which offset such mitigating factors as loss from foreign currency exchange rate fluctuations, increased prices of steel materials, increased production costs to meet expanded demand for construction and mining equipment, and increased fixed costs to support greater operational activities.

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

KEM focused its efforts on expanding sales of higher-margin value-added 200mm silicon wafers, such as discrete wafers and wafers designed to meet micro processing needs for semiconductors in Japan, Taiwan and China. With respect to 300mm wafers, KEM made full use of its integrated production line at the Nagasaki Plant to ensure that its products were of the highest quality. As a result of these efforts, KEM, whose net sales accounted for approximately 70% of the electronics operating segment, increased its consolidated net sales over the fiscal year 2004.

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

Performance by Geographic Segments

The following information shows net sales and Segment Profit recognized by geographic origin for the fiscal years ended March 31, 2005 and 2004.

	Millions of Yen		Percentage Change	Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2005	2004	2005 vs. 2004	2005
Net sales:
Japan—
Customers	¥687,925	¥600,891	14.5%	$6,429
Intersegment	252,636	193,245	30.7%	2,361
Total	940,561	794,136	18.4%	8,790

Americas—
Customers	360,080	276,725	30.1%	3,365
Intersegment	23,111	15,057	53.5%	216
Total	383,191	291,782	31.3%	3,581

Europe—
Customers	178,997	130,528	37.1%	1,673
Intersegment	21,787	13,531	61.0%	203
Total	200,784	144,059	39.4%	1,876

Others—
Customers	207,786	188,274	10.4%	1,942
Intersegment	13,681	8,644	58.3%	128
Total	221,467	196,918	12.5%	2,070

Elimination	(311,215)	(230,477)	35.0%	(2,908)
Consolidated	¥1,434,788	¥1,196,418	19.9%	$13,409

Segment Profits (loss):
Japan	¥57,725	¥41,175	40.2%	$539
Americas	24,713	7,492	229.9%	231
Europe	11,964	5,175	131.2%	112
Others	13,456	14,667	-8.3%	126
Corporate and elimination	(5,935)	(2,583)	129.8%	(55)

Consolidated	¥101,923	¥65,926	54.6%	$953

Note:

Transfers between segments are made at estimated arm’s-length prices. In conformity with Japanese accounting principles, Segment Profits is obtained by subtracting the aggregate sum of cost of sales and selling, general and administrative expenses, from net sales.

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

Komatsu expects to fund its future capital expenditures and working capital needs with cash generated by its operations and capital raising activities. Komatsu’s interest-bearing debt, including its capital lease obligations, as of March 31, 2006 totaled ¥377,913 million (U.S.$3,230 million), which decreased by ¥54,378 million in fiscal year 2006 as compared to fiscal year 2005. Net interest-bearing debt after deducting cash and deposits also decreased by ¥26,867 million to ¥307,862 million (U.S.$2,631 million) in fiscal year 2006. This decrease in interest-bearing debt was primarily due to repayment of such debt through cash provided by operating activities. As a result, Komatsu’s net debt-to-equity ratio as of March 31, 2006 was 0.49, which reflected an improvement of 0.21 points as compared to March 31, 2005.

Komatsu’s short-term debt as of March 31, 2006 increased by ¥13,173 million to ¥98,130 million (U.S.$839 million) from March 31, 2005. Komatsu’s long-term debt, including debt that was scheduled to mature as of March 31, 2006, decreased by ¥67,551 million to ¥279,783 million (U.S.$2,391 million) in fiscal year 2006 as compared to fiscal year 2005.

Komatsu’s short-term debt primarily consists of short-term bank loans which used as working capital by Komatsu’s group companies. As of March 31, 2006, Komatsu’s long-term debt consisted of (i) ¥145,020 million in loans from banks, insurance companies and other financial institutions, (ii) ¥57,071 million in Euro Medium Term Notes (“EMTN”), (iii) ¥20,000 million in unsecured bonds due 2007, (iv) ¥10,000 million in unsecured bonds due 2009 and (v) ¥47,692 million in capital lease obligations, most of which are used primarily for capital expenditures and long-term working capital. For additional information about interest rates and maturity dates for these borrowings, please refer to Note 11 of the Notes to Consolidated Financial Statements.

Komatsu has established a program to issue up to ¥100,000 million of variable-term bonds, and the Company, Komatsu Finance America Inc. and Komatsu Europe Coordination Center N.V. have established a U.S.$ 1.2 billion EMTN program to fulfill Komatsu’s medium- to long-term funding needs. Outstanding borrowings under these programs were ¥57,071 million (U.S.$488 million) as of March 31, 2006. The Company and certain of its consolidated subsidiaries have also established programs to securitize trade notes and accounts receivables for the purpose of accelerating the receipt of cash related to its finance receivables and diversifying their sources of funding. As of March 31, 2006, the balance of such off-balance sheet securitized receivables was ¥172,010 million (U.S.$1,470 million). Because of increases in receivables and inventories due to the expansion of sales, Komatsu’s working capital, which is defined as current assets minus current liability, as of March 31, 2006, increased by ¥86,060 million to ¥259,058 million (U.S.$2,214 million). The current ratio, which is calculated by dividing current assets by current liabilities, as of March 31, 2006 was 137.6%, which reflected an increase of 10.7 percentage points from fiscal year 2005. Judging from the current levels in working capital and the current ratio, Komatsu believes that it maintains an adequate level of liquidity. Short-term funding needs are met mainly by cash flows from operating activities, as well as by bank loans, securitized receivables and commercial paper. Komatsu and certain consolidated subsidiaries maintain committed credit line agreements totaling ¥43,267 million (U.S.$370 million) with financial institutions to secure liquidity. As of March 31, 2006, approximately ¥36,796 million (U.S.$314 million) is available to be used under such credit line agreements . The Company is also party to a committed ¥50,000 million (U.S.$427 million) commercial paper program of which the entire committed facility was unused as of March 31, 2006.

Cash Flows

Set forth below is the condensed consolidated statements of cash flows for the fiscal years ended March 31, 2006, 2005 and 2004:

Condensed Consolidated Statements of Cash Flows

	Millions of yen			Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2006	2005	2004	2006
Net cash provided by operating activities	¥136,107	¥121,369	¥117,290	$1,163

Net cash used in investing activities	(81,792)	(37,731)	(40,931)	(699)

Net cash provided by (used in) financing activities	(83,460)	(57,835)	(78,971)	(713)

Effect of exchange rate change on cash and cash equivalents	1,632	301	(2,134)	14

Net increase (decrease) in cash and cash equivalents	(27,513)	26,104	(4,746)	(235)

Cash and cash equivalents, beginning of year	97,510	71,406	76,152	833

Cash and cash equivalents, end of year	¥69,997	¥97,510	¥71,406	$598

Net cash provided by operating activities for the fiscal year ended March 31, 2006 increased by ¥14,738 million to ¥136,107 million (U.S.$1,163 million) as compared to fiscal year ended March 31, 2005. While Komatsu required a greater amount of working capital due to increased demand for Komatsu’s products for the fiscal year ended March 31, 2006, improvements in Komatsu’s business performance more than offset such increase in working capital needs.

Net cash used in investing activities for the fiscal year 2006 increased by ¥44,061 million to ¥81,792 million (U.S.$699 million) as compared to fiscal year 2005. Such increase was primarily attributable to the continued capital investments made by Komatsu to enhance its production capabilities and productivity in Japan and overseas.

Net cash used in financing activities in fiscal year 2006 increased by ¥25,625 million to ¥83,460 million (U.S.$713 million) as compared to fiscal year 2005. The amount of net cash used in financing activities increased as Komatsu repaid a larger amount of interest-bearing debt for the fiscal year ended March 31, 2006 as compared to the fiscal year ended March 31, 2005.

As a result of the above, cash and cash equivalents as of March 31, 2006 totaled ¥69,997 million (U.S.$598 million), a decrease of ¥27,513 million compared to the fiscal year 2005.

Capital Expenditures

Paying particular attention to its Construction and Mining Equipment operating segment, Komatsu invested in the development and production of the DANTOTSU (Unique and Unrivaled) products and other new products complying with the latest emission regulations in Japan, the United States and Europe for the purpose of improving the competitiveness of its product lines. In addition, Komatsu responded to the increasing demand for large mining equipment by expanding its production capacity for the main components of such mining equipment, such as hydraulics and final drives. In the Industrial Machinery, Vehicles and Others operating segment, Komatsu made capital expenditures to replace deteriorating production facilities to improve productivity. In the Electronics operating segment, in addition to increasing Komatsu’s production capacity for 300mm silicon wafers, Komatsu also invested capital to improve productivity and shift its emphasis to higher-quality products in 200mm silicon wafers. As a result, Komatsu’s capital expenditures on a consolidated basis for the fiscal year ended March 31, 2006 was ¥136,628 million (U.S.$1,168 million), an increase of ¥47,609 million from the fiscal year ended March 31, 2005.

C. Research and Development, Patents and Licenses, etc.

Komatsu actively promotes research and development activities of new technologies and products consistent with its commitment to provide “Quality and Reliability”. Komatsu’s research and development activities are conducted by various groups within Komatsu. With respect to the Construction and Mining Equipment operating segment, the Research Division and the Development Division as well as development centers which focus on construction and mining equipment are involved in research and development activities. The Industrial Machinery Division is responsible for research and development activities relating to the industrial machinery, vehicles and others business, and the technology departments of Komatsu’s subsidiaries and affiliates are responsible for research and development activities relating to the electronics business.

The following table presents Komatsu’s research and development expenses for the fiscal years ended March 31, 2006, 2005 and 2004. Research and development expenses are charged when incurred.

R&D expenses	Millions of yen			Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2006	2005	2004	2006
Construction and Mining Equipment	¥36,271	¥31,273	¥27,326	$310
Industrial Machinery, Vehicles and Others	8,044	8,915	9,511	69
Electronics	5,896	6,260	5,765	50

Total	¥50,211	¥46,448	¥42,602	$429

The objectives and results of the research and development activities by operating segment for the fiscal year ended March 31, 2006 are described below.

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

Komatsu has been engaged in the research and development of information technology, including remote management technology (which enables remote management of equipment by obtaining information regarding machine locations, operating conditions and vehicle health, using state-of-the-art remote sensing and telecommunication technologies), control technology and artificial intelligence. Construction and mining equipment with control systems and management systems using these technologies have been rapidly penetrating the construction and mining equipment market and Komatsu is making efforts towards the complete automation of its equipment.

Komatsu has made advances in research and development relating to energy conservation, component recycling and reuse, and the evaluation of environmental loads through lifecycle assessment (“LCA”) techniques based on the belief that it is possible to reduce environmental burdens while achieving economic efficiency. Komatsu focused its efforts on the development of construction equipment by incorporating the leading-edge “ecot3” engine technology, which meets the latest emission regulations of Japan, the United States and Europe. Moreover, Komatsu has worked to improve the working conditions of machine operators by developing safer machines and reducing the noise and vibration of its machines.

The principal products developed during the fiscal year ended March 31, 2006 are listed below:

Company	Product	Model
Komatsu Ltd.	Hydraulic excavators	PC200-8,PC220-8, PC270-8, PC300-7, PC400-7, PC600-8, PC800-8, PC138US*
	Bulldozers	D41-6*, D61-6*, D65-15,D85-15,D155AX-6, D275AX-5,D475A-5
	Wheel loaders	WA380-6, WA400-6, WA430-6, WA400-6, WA500-6, WA600-6,
	Dump Trucks	HM300-2,HM350-2,HM400-2, HD325-7,HD465-7
	Mobile debris crusher	BR200T-2
Komatsu UK Ltd.:	Wheeled hydraulic excavator	PW180-7
Komatsu Hanomag GmbH:	Wheel loaders	WA90-5, WA100M-5, WA150PZ-5, WA150-5*, WA200-5*, WA250-5*
Komatsu Utility Europe S.p.A.:	Backhoe loaders	WB93R-5, WB97R-5, WB146-5, WB156-5
	Skid Steer Loaders	CK20, CK30
*: Complies with Stage 2 EU Noise Directive

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

In the field of industrial machinery, Komatsu has focused on developing functional enhancements and increasing automation of peripheral equipment in order to respond to the growing customer need to increase the productivity and flexibility of large presses and sheet-metal forging equipment. Komatsu has developed innovative presses incorporating its AC Servo technologies, such as a large-sized AC Servo tandem press, a large-sized AC Servo blanking press, a large-sized AC Servo transfer press, and an AC Servo forging press. Komatsu has also developed a composite-controlled press brake, as well as a twister hybrid plasma cutting machine and a large-sized crankshaft miller. The AC Servo technology allows enhancement of production and formability capabilities through electronic control, low noise, energy conservation and conservation of space.

With respect to industrial vehicles, Komatsu has developed vehicles with greater maneuverability, such as a 2-ton engine-driven forklift truck under its FD Series, a battery-operated reach truck under its FR Series, a 2-ton battery-operated counter forklift truck and a 2-ton engine-driven forklift truck under its FG Series.

Komatsu has also developed field or outdoor power equipment with unique features, such as blowers and hedge trimmers whose blades can be tightened easily and which can be started smoothly.

(3) Electronics

Komatsu’s research and development activities in the Electronics operating segment have principally focused on electronic materials (by KEM) and temperature control equipment (by KELK).

With respect to electronics materials, demand by semiconductor device manufacturers for high-quality silicon wafers that have greater chip density, greater capacity and smaller line-width have been increasing. In response to this demand, KEM has conducted research and development activities to improve the technology used in the manufacturing processes of single crystals, wafers treatment, heat treatment and epitaxial growth in order to improve silicon wafer evaluation techniques and to develop the next generation of silicon wafers, such as 300mm silicon wafers. As a result of its efforts, KEM has developed silicon single crystals with lower defect rates, high-quality epitaxial annealed wafers, super-flat, high-purity wafers and high-quality 300mm wafers.

With respect to temperature control equipment, KELK has engaged in the research and development of high-performance temperature control equipment, high-performance thermoelectric module heat-exchange units and micro thermo-modules for use in optical communications.

D. Trend information

Projecting that demand for construction and mining equipment will continue to increase globally, Komatsu endeavored to further growth and to improve profits by launching new products and increasing the sales prices of its products in fiscal year 2006. In particular, Komatsu focused its efforts on the expansion of sales of its DANTOTSU products equipped with superior performance features. In response to the expanding demand for mining equipment, Komatsu undertook the construction of new plants both in Japan and overseas in order to enhance its production capacity. In the emerging markets, such as the Greater Asia region, Komatsu further reinforced its marketing and product support capabilities to attain a stronger market position. In the Industrial Machinery business, Komatsu constructed a new plant in Japan to increase its production capacity in response to the large orders it received for large presses. In the silicon wafer business, Komatsu strove to improve the quality and cost of 300mm wafers, while ensuring the successful establishment of a mass production line for 300mm wafers in Taiwan.

Construction and Mining Equipment

Due to large increases in demand for construction and mining equipment, Komatsu expanded its production capacity of key components for products in its Construction and Mining Equipment operating segment, such as diesel engines and hydraulic equipment. Komatsu also began the construction of a new manufacturing plant for large construction equipment adjacent to the Port of Hitachinaka in Ibaraki Prefecture in fiscal year 2006 in response to the continuing strong demand for its construction and mining equipment as well as a new plant in India where increase in demand for construction and mining equipment is expected to accelerate in the near future. For additional information about Komatsu’s future capital investment plan regarding the Ibaraki plant, please refer to Item4 D. Property, Plants and Equipment.

Komatsu also recognizes the strong global demand for pulp. Through Komatsu Forest AB, a subsidiary in Sweden, Komatsu entered into the forestry equipment market in 2004. Komatsu received large-lot orders in Brazil and Russia during fiscal year 2006, receiving orders for about 60 units of forestry equipment, such as forwarders and harvesters, as well as about 50 sets of attachments, including Komatsu Forest-made harvester heads, in Brazil. About 40 of those attachments were sold together with Komatsu’s construction equipment, demonstrating a synergy effect with the construction equipment business.

The demand for construction and mining equipment continued to increase in China in fiscal year 2006. In particular, demand for small hydraulic excavators and mini excavators accelerated. Demand for medium- and large-sized equipment also increased due to the increase in the number of natural resource development projects in China. Under these market conditions, Komatsu expanded production of mini excavators and commenced production of dump trucks in China. Komatsu also introduced a new IT-based management system to our distributors in order to enhance their corporate capabilities. As a result, sales in China increased solidly in fiscal year 2006.

Although China is the world’s largest producer of coal, it is faced with the urgent need to expand its coal production capacity, due to increasing domestic demand for coal driven by China’s rapid economic growth. Due to increasing demand for coal, the mining industry is working to improve production efficiency by promoting large-scale operations and eliminating and consolidating smaller-scale operations. In this environment, there is strong demand for Komatsu’s large mining equipment with leading-edge technological features. Komatsu and Tomen Corporation received a ¥10 billion order for 46 units of mining equipment, including 27 units of the 930E dump truck, which is the largest dump truck in the world, from a major coal company of China, for which delivery will start in fiscal year 2007.

Industrial Machinery, Vehicles and Others

In the Industrial Machinery, Vehicles and Others operating segment, overall sales increased due to strong demand in various Komatsu products.

In response to strong demand for large presses, Komatsu is building a new plant (Kanazawa Plant) adjacent to the port of Kanazawa on the coast of the Sea of Japan in order to expand Komatsu’s production capacity of large presses. The new plant is scheduled to commence operations in January 2007, and production capacity for large presses is expected to increase by about 50%. As the new plant is also located in the same prefecture as the existing Komatsu plant where Komatsu produces large presses, there are many existing suppliers for large presses in the area, which will enable efficient production at the new plant. Due to the proximity of the new plant to Kanazawa port, Komatsu will be able to reduce both its transportation costs for its presses as well as its carbon-dioxide emission levels. For additional information regarding the Kanazawa plant, please refer to Item4 D. Property, Plants and Equipment.

Electronics

There was strong demand in the semiconductor market in fiscal year 2006, which in turn led to strong demand in the silicon wafer market. KEM focused its efforts in strengthening its business and expanding its profits, centering on 300mm and discrete wafers in addition to its 200mm wafers.

Semiconductor devise manufacturers began full-scale investments in production facilities for 300mm wafers, rapidly expanding the market for 300mm wafers in fiscal year 2006.

E. Off-Balance Sheet Arrangements

Komatsu has several accounts receivable securitization programs which are expected to become an important source of capital for Komatsu in the future. As of March 31, 2006, Komatsu had securitized accounts receivable of ¥172,010 million (U.S.$1,470 million) or approximately 26.3% of its total receivables as of that date. Of this amount, ¥13,268 million related to receivables generated by Komatsu’s Japanese operations and ¥158,282 million related to receivables generated by Komatsu’s North American operations. As of March 31, 2005, Komatsu had securitized accounts receivable of ¥139,559 million, or 25.3% of its total accounts receivable as of that date. Of this amount, ¥27,724 million related to receivables generated by Komatsu’s Japanese operations and ¥111,639 million related to receivables generated by Komatsu’s North American operations.

The securitized receivables are removed from the consolidated balance sheet when they are sold. Komatsu has entered into contractual arrangements with special purpose entities solely for the purpose of securitizing its receivables.

A downgrading or worsening of the quality of Komatsu’s receivables portfolio could restrict it from using its receivables securitization programs. Its receivables as of March 31, 2006 and 2005, respectively, are summarized as follows:

	Millions of yen		Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2006	2005	2006
Trade notes	¥98,085	¥73,089	$838
Accounts receivable	311,699	258,403	2,664

Total	409,784	331,492	3,502

Less: allowance	(11,786)	(14,664)	(101)

Trade receivables-current	¥397,998	¥316,828	$3,401

Long-term trade receivables	¥72,844	¥80,856	$623

Installment and lease receivables (less unearned interests) are included in trade notes and accounts receivables and long-term trade receivables. Lease receivables represent receivables for equipment leased by Komatsu Forklift Co., Ltd. to customers. These leases are accounted for as sales-type leases in conformity with SFAS No. 13. Equipment sales revenue from sales-type leases are recognized at the inception of the lease. As of March 31, 2006 and 2005, lease receivables consisted of the following:

	Millions of yen		Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2006	2005	2006
Minimum lease payments receivable	¥20,298	¥10,881	$173
Unearned income	(1,842)	(778)	(15)

Net lease receivables	¥18,456	¥10,103	$158

Cash flows received for all securitization activities from the sale of trade notes and accounts receivable for the fiscal years ended March 31, 2006, 2005 and 2004 were ¥382,669 million (U.S.$3,271 million), ¥339,469 million and ¥294,210 million, respectively.

While the Company and some of its consolidated subsidiaries retain servicing responsibilities in connection with these securitizations, contractual servicing fees are not separately received from third parties. The investors and the securitization trusts have no or limited recourse rights against the assets of the Company and its consolidated subsidiaries in the event of debtors’ default. Adequate reserves have been established for potential losses relating to the limited recourse of the receivables sold. The Company and its consolidated subsidiaries, except for a certain U.S. subsidiary, do not retain any interest in the receivables sold as the transferor.

The components of securitized trade receivables and other assets managed together as of March 31, 2006 and 2005, respectively, were as follows:

	Millions of yen		Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2006	2005	2006
Total amount of trade receivables that are managed and securitized	¥654,638	¥551,907	$5,595
Assets transferred	(172,010)	(139,559)	(1,470)

Total amount of trade receivables on balance sheet	¥482,628	¥412,348	$4,125

A certain U.S. subsidiary’s retained interests, which are included in the recourse provisions, are subordinate to the investor’s interests and their values are subject to certain key assumptions. Key assumptions used in measuring the fair value of such retained interests relating to securitization transactions completed during the fiscal years ended March 31, 2006 and 2005, were as follows:

	Fiscal Years Ended March 31,
	2006	2005
Weighted-average life	31 months	31 months
Prepayment speed over the life	0.6%	1.8%
Expected credit losses over the life	1.6%	2.4%

The carrying amount of such retained interests was ¥(817) million (U.S.$(7) million) and ¥229 million as of March 31, 2006 and 2005, respectively. The impact of 10% and 20% changes to key assumptions on the fair value of such retained interests as of March 31, 2006 are immaterial to Komatsu’s business as a whole.

Commitments and Contingent Liabilities

As of March 31, 2006, Komatsu had ¥12,806 million (U.S.$109 million) of contingent liabilities with financial institutions for discounted and transferred receivables on a recourse basis.

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

For each guarantee issued, Komatsu is required to perform under such guarantee if the borrower defaults on a payment required to be made by the applicable contract’s terms. The contract terms range from 10 years to 30 years in the case of employees’ housing loans, and from 1 to 8 years in the case of loans borrowed by Komatsu’s affiliated companies and other companies. The maximum aggregate amount of undiscounted payments Komatsu would have had to make in the event that a payment default were to occur for these loans was ¥37,054 million (U.S.$317 million) as of March 31, 2006. The carrying amounts of liabilities recognized for Komatsu’s obligations as guarantor under these guarantees as of March 31, 2006 were believed to be insignificant by its management. Some of these guarantees were secured by collateral or insurance.

Komatsu’s management believes that losses from these contingent liabilities, if any, would not have a material effect on the consolidated financial statements of Komatsu.

Commitments for capital expenditures outstanding as of March 31, 2006, were approximately ¥18,300 million (U.S.$156 million) in the aggregate.

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

Komatsu also issues contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty costs for the fiscal years ended March 31, 2006 and 2005 are summarized below:

	Fiscal Years Ended March 31,		Millions of U.S. dollars
	Millions of yen
	2006	2005	2006
Balance at beginning of year	¥21,251	¥15,906	$182
Addition	22,051	19,159	188
Utilization	(17,575)	(13,606)	(150)
Other	855	(208)	7

Balance at end of year	¥26,582	¥21,251	$227

F. Tabular disclosure of Contractual Obligations

The following tables set forth Komatsu’s contractual obligations as of March 31, 2006.

	Millions of yen
	Expected Maturity Date
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term Debt Obligations	¥98,152	¥98,152	¥—	¥—	¥—
Long-term Debt Obligations (excluding Capital Lease Obligations)	234,460	73,162	107,068	52,618	1,612
Capital (Finance) Lease Obligations	47,692	12,454	22,380	10,225	2,633
Operating Lease Obligations	11,797	2,895	3,856	1,982	3,064
Interest on interest-bearing debt	13,315	7,598	4,063	1,310	344
Pension and other postretirement obligations	5,154	5,154	—	—	—

Total	¥410,570	¥199,415	¥137,367	¥66,135	¥7,653

	Millions of U.S. dollars
	Expected Maturity Date
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term Debt Obligations	¥839	¥839	¥—	¥—	¥—
Long-term Debt Obligations (excluding Capital Lease Obligations)	2,004	625	915	450	14
Capital (Finance) Lease Obligations	408	107	191	87	23
Operating Lease Obligations	101	25	33	17	26
Interest on Interest-bearing Debt	113	64	35	11	3
Pension and Other Postretirement Obligations	44	44	—	—	—

Total	¥3,509	¥1,704	¥1,174	¥565	¥66

Short-term and long-term debt obligations exclude SFAS No. 133 market value adjustments of ¥22 million (U.S.$0.2 million) and ¥2,369 million (U.S.$20 million), respectively. Interest on interest-bearing debt is based on rates in effect as of March 31, 2006. Pension and other postretirement obligations reflect contributions expected to be made in the year ending March 31, 2007 only, as the amount of funding obligations beyond the next year are not yet determinable.

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

Set forth below are the Directors and Statutory Auditors of the Company, their date of birth, their current position with the Company, prior positions, the dates when they assumed such positions, and other principal business activities performed outside the Company as of June 23, 2006.

Board of Directors

Toshitaka Hagiwara

Date of Birth: Director Since: Current Position(s):	June 15, 1940 Jun. 1990 Chairman of the Board and Representative Director (since Jun.2003)

Prior Positions:
Jun.1999	Executive Vice President and Representative Director
Jun.1997	Executive Managing Director
Jun.1995	Managing Director
Jun.1990	Director
May.1988	General Manager, Legal Dept., Corporate Planning Dept.
Dec.1969	Joined the Company

Principal Business Activities outside the Company: None

Masahiro Sakane*

Date of Birth: Director Since:	January 7, 1941 Jun. 1989
Current Position(s):	President and Chief Executive Officer (since Jun.2003) Representative Director

Prior Positions:
Jun.2001	President and Representative Director
Jun.1999	Executive Vice President and Representative Director
Jun.1997	Executive Managing Director
Jun.1994	Managing Director
Jun.1989	Director
Jun.1989	General Manager, Business Development Division
Apr.1963	Joined the Company

Principal Business Activities outside the Company: None

Kunio Noji*
Date of Birth: Director Since: Current Position(s):	November 17, 1946 Jun. 2001 Director Senior Executive Officer Supervising Construction and Mining Equipment Business, e-Komatsu and KOMATSU-Way (TQM/NQ-5)

Prior Positions:
Jun.2001	Managing Director
Jun.2000	Senior Executive Officer
Jun.1999	Executive Officer
Jun.1997	Director
Mar.1997	General Manager, Information Systems Division
Apr.1969	Joined the Company

Principal Business Activities outside the Company: None
Kunihiko Komiyama*
Date of Birth: Director Since: Current Position(s):

May 5, 1945

Jun. 2002

Director

Senior Executive Officer

President, Development Division (since Apr.2003)

President, Engines & Hydraulics Business Division (since Apr.2003)

Supervising Research & Development and Quality Assurance Operations

Prior Positions:
Jun.2002	Managing Director
Jun.1999	Senior Executive Officer
Jun.1996	Director
Sep.1995	General Manager, Business Planning & Strategy Dept., Construction Equipment Division
Apr.1968	Joined the Company

Principal Business Activities outside the Company: None

Masahiro Yoneyama*
Date of Birth:	July 3, 1946
Director Since:	Jun.2004
Current Position(s):	Director
Senior Executive Officer (since Apr.2003)
Representative of All China Operations (since Apr.2006)

Prior Positions:
Jun.1999	Executive Officer
Jun.1996	General Manager, Human Resources Dept.
Apr.1970	Joined the Company

Principal Business Activities outside the Company: None
Yoshinori Komamura*
Date of Birth:	February 20, 1948
Director Since:	Jun.2005
Current Position(s):	Director
Senior Executive Officer (since Apr.2005)
President of Construction and Mining Equipment Marketing Division (since Apr.2005)
Supervising External Corporate Affairs and Legal Affairs

Prior Positions:
Jun.1999	President and Representative Director of Komatsu Europe International N.V.
Jan.1997	General Manager of Sales Planning, International Division, Construction Equipment Division
Apr.1970	Joined the Company

Principal Business Activities outside the Company:
None
Yasuo Suzuki*
Date of Birth:	January 28, 1948
Director Since:	Jun.2004
Current Position(s):	Director
Senior Executive Officer (since Apr.2004)
General Manager, Corporate Planning (since Apr.2005)
Supervising Structural Reorganization, Environment, Electronics, Human Resources and Industrial Machinery Business

Prior Positions:
Jun.2002	Executive Officer
Apr.2002	President, Industry Machinery Division
Jun.1999	President and Representative Director, Komatsu Industries Corp.
Apr.1970	Joined the Company

Principal Business Activities outside the Company:
None

Toshio Morikawa
Date of Birth:	March 3, 1933
Director Since:	Jun.1999
Current Position(s):	Director

Prior Positions:
Jun. 2002	Advisor of Sumitomo Mitsui Banking Corporation (previously known as Sumitomo Bank, Ltd.)
Apr.2001	Advisor of Sumitomo Mitsui Banking Corporation
Mar.2001	Advisor of Sumitomo Bank, Ltd.
Jun.1999	Director of the Company (current position)
Jun.1997	Chairman of the Board and Representative Director of Sumitomo Bank, Ltd.
Jun.1993	President and Representative Director of Sumitomo Bank, Ltd.
Oct.1990	Deputy President and Representative Director of Sumitomo Bank, Ltd.
Oct.1985	Senior Managing Director and Representative Director of Sumitomo Bank, Ltd.
Feb.1984	Managing Director of Sumitomo Bank, Ltd.
Jun.1980	Director of of Sumitomo Bank, Ltd.
Apr.1955	Joined the Sumitomo Bank, Ltd.

Principal Business Activities outside the Company: Advisor of Sumitomo Mitsui Banking Corporation (since Mar.2005)
Hajime Sasaki
Date of Birth:	April 6, 1936
Director Since:	Jun. 2003
Current Position(s):	Director

Prior Positions:
Jun.2003	Director of the Company (current position)
Mar.1999	Chairman of the Board and Representative Director of NEC Corporation (current position)
Jun.1996	Senior Executive Vice President and Representative Director of NEC Corporation
Jun.1994	Executive Vice President of NEC Corporation
Jun.1991	Senior Vice President of NEC Corporation
Jun.1988	Director of NEC Corporation
Apr.1961	Joined NEC Corporation

Principal Business Activities outside the Company: Chairman of the Board and Representative Director of NEC Corporation (since Mar.1999)

Morio Ikeda
Date of Birth:	December 25, 1936
Director Since:	Jun.2005
Current Position(s):	Director

Prior Positions:
Jun.2005	Chairman and Director of Shiseido Co., Ltd. (current position)
Jun.2005	Director of the Company (current position)
Jun.2001	Representative Director, President and Chief Executive Officer of Shiseido Co., Ltd.
Jun.2000	Executive Vice President and Representative Director of Shiseido Co., Ltd.
Jun.1997	Senior Executive Director and Representative Director of Shiseido Co., Ltd.
Jun.1995	Executive Director of Shiseido Co., Ltd.
Jun.1990	Director of Shiseido Co., Ltd.
Apr.1961	Joined Shiseido Co., Ltd.

Principal Business Activities outside the Company: Chairman and Director of Shiseido Co., Ltd.
Statutory Auditors Makoto Nakamura
Date of Birth:	May 31, 1946
Statutory Auditor Since:	Jun.2004
Current Position(s):	Standing Statutory Auditor

Prior Positions:
Apr.2002	General Manager, e-KOMATSU Division
Jun.2001	Executive Officer
General Manager, International Business Division
Jul.1997	President, Komatsu America Corp.
Apr.1971	Joined the Company

Principal Business Activities outside the Company: None

Masafumi Kanemoto
Date of Birth:	May 11, 1947
Statutory Auditor Since:	Jun.2002
Current Position(s):	Standing Statutory Auditor

Prior Positions:
Mar.1999	General Manager, Auditing Office of the Company
Sep.1996	Director, Komatsu Asia & Pacific Pte. Ltd.
Dec.1994	Senior Manager, Controlling Department, Accounting Division of the Company
Apr.1970	Joined the Company

Principal Business Activities outside the Company: None
Masahiro Yoshiike
Date of Birth:	March 23, 1940
Statutory Auditor Since:	Jun.1997
Current Position(s):	Statutory Auditor

Prior Positions:
Apr.2003	President and Representative Director, Taiyo Life Insurance Company (previously known as the Taiyo Mutual Life Insurance Co.)
Jun.1997	Statutory Auditor of the Company (current position)
Jul.1995	President and Representative Director of the Taiyo Mutual Life Insurance Co.
Apr.1991	Managing Director of the Taiyo Mutual Life Insurance Co.
Jul.1990	Director of the Taiyo Mutual Life Insurance Co.
Apr.1963	Joined the Taiyo Mutual Life Insurance Co.

Principal Business Activities outside the Company:

                                         Representative Director and Chairman, T&D Holdings, Inc.(since Apr.2004)

                                         Representative Director and Chairman, Taiyo Life Insurance Company (since Jan.2004)

Takaharu Dohi
Date of Birth:	July 12, 1933
Statutory Auditor Since:	Jun.1999
Current Position(s):	Statutory Auditor

Prior Positions:
Jul.1998	Registered as attorney-at-law (bengoshi)
Jun.1998	Resigned from the Prosecutor General
Jan.1996	Public Prosecutor General
Jul.1995	Superintendent Public Prosecutor of the High Public Prosecutors Office in Tokyo
Jul.1993	Superintendent Public Prosecutor of the High Public Prosecutors Office in Osaka
May.1992	Deputy Prosecutor General
Apr.1958	Appointed Public Prosecutor

Principal Business Activities outside the Company: Attorney-at-law (bengoshi)
Makoto Okitsu
Date of Birth:	December 2, 1939
Statutory Auditor Since:	Jun.2006
Current Position(s):	Statutory Auditor

Prior Positions:
Jun.2005	Chairman and Director of Nabtesco Corporation (current position)
Jun.2005	Chairman and Representative Director of Teijin Limited (current position)
Jun.2004	Director of Teijin Limited
Sep.2003	President and Representative Director of Nabtesco Corporation
Jun.1999	Director of Teijin Limited
Jun.1998	President and Representative Director of Teijin Seiki Co., Ltd.
Jun.1996	Managing Director of Teijin Seiki Co., Ltd.
Jun.1994	Director of Teijin Seiki Co., Ltd.
Apr.1963	Joined Teijin Limited

Principal Business Activities outside the Company: Chairman and Representative Director of Teijin Limited (since Jun.2005) Chairman and Director of Nabtesco Corporation (since Jun.2005)

Notes:

1.	Directors Toshio Morikawa, Hajime Sasaki and Morio Ikeda satisfy the requirements for outside director provided in Article 2, Item 15 of the Corporation Act of Japan.

2.	Statutory Auditors Masahiro Yoshiike, Takaharu Dohi and Makoto Okitsu satisfy the requirements for outside auditors provided in Article 2, Item 16 of the Corporation Act of Japan.

3.	The Company introduced an executive officer system in June 1999. As of June 26, 2006, the Company has 25 officers including 6 persons simultaneously holding the post of directors whose name are marked with asterisk in the above table.

4.	There are no family relationships between any of the Directors or Statutory Auditors of the Company.

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

Interest of Management in Certain Transactions

None

B. Compensation

The aggregate compensation, including bonuses but excluding retirement allowances, paid by the Company for the fiscal year ended March 31, 2006 to all Directors and Statutory Auditors for services in all capacities, was ¥680 million. The breakdown of the Compensation is set forth below.

	Number of Persons Paid	Amount Paid (Millions of Yen)
Remuneration
Directors	12	339
Statutory Auditors	4	71

Total	16	410

Bonuses
Directors	10	270
Statutory Auditors	0	0

Total	10	270

Retirement Allowance
The retired Statutory Auditor	2	411

Total	2	411

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

Retirement Allowance

The Company has a retirement payment plan for Directors and Statutory Auditors. The retirement payment scheme for Directors and Statutory Auditors is accrued along the pertinent rules of the Company. The amount of provision made for such retirement payment, as charged to income, for the fiscal year ended March 31, 2006 was ¥66 million.

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

Stock Options

On June 24, 2005, the Board of Directors authorized the acquisition of 1,700,000 shares of the Company’s common stock for the total consideration not exceeding ¥1,800 million ($15,385 thousand) by July 29, 2005. On June 25, 2004, the Board of Directors authorized the acquisition of 1,500,000 shares of the Company’s common stock for the total consideration not exceeding ¥1,200 million by July 30, 2004. On June 26, 2003, the shareholders authorized the acquisition of 10,000,000 shares of the Company’s common stock for the total consideration not exceeding ¥5,000 million during the period up to the close of the following annual general shareholders’ meeting in June 2003. The Company intends to transfer such treasury shares to directors and certain employees and certain directors of subsidiaries under an agreement granting the right for them to request such transfers at a predetermined price. The exercise price is set to equal an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange at the date of the grant. Based on the resolutions of the shareholders’ meeting on June 24, 2005, June 25, 2004 and June 26, 2003, the Company issued 1,610 rights, 1,430 rights and 1,280 rights of its share acquisition rights during the years ended March 31, 2006, 2005 and 2004, respectively. The options vest 100% on each of the grant dates and are exercisable from August 1, 2006, August 1, 2005 and August 1, 2004.

The following table sets forth the number of Share Acquisition Rights granted to each of the Company’s Directors under the Company’s stock option plan during the fiscal year ended March 31, 2006.

Name	Number of Share Acquisition Rights Granted (units)	Number of Shares subject to the Share Acquisition Rights Granted (shares)
Toshitaka Hagiwara	120	120,000
Masahiro Sakane	120	120,000
Kunio Noji	70	70,000
Kunihiko Komiyama	70	70,000
Masahiro Yoneyama	50	50,000
Yoshinori Komamura	50	50,000
Yasuo Suzuki	50	50,000
Toshio Morikawa	30	30,000
Hajime Sasaki	30	30,000
Morio Ikeda	30	30,000

On June 23, 2006, the shareholders of the Company authorized the Company to issue rights to acquire new shares to the Directors and certain employees in the form of stocks options. This issuance of Share Acquisition Rights of the Company is up to a maximum of 833 rights (each right is for 1,000 shares), resulting in a total of 833,000 possible shares being issued.

C. Board Practices

See Items 6.A. “Directors and senior management” and 6.B. “Compensation”.

D. Employees

Number of employees by operating segment

Year Ended March 31
	2006	2005	2004
Construction and Mining Equipment	25,103 (5,089)	23,340 (3,610)	22,128 (1,917)
Industrial Machinery, Vehicles and Others	6,204 (1,620)	6,042 (1,097)	5,950 (720)
Electronics	2,832 (220)	3,160 (270)	3,106 (269)
Corporate	458 (49)	466 (38)	451 (29)
Total	34,597 (6,978)	33,008 (5,015)	31,635 (2,935)

Notes:

1.	Numbers in parentheses refer to average number of temporary employees, which is not included in the total numbers of employees in each operating segment. The average number of temporary employees in the fiscal year ended March 31, 2003 is not available.

2.	Number of employees under “Corporate” refers to employees working for administrative departments who cannot be classified into specific operating segments.

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

E. Share Ownership

The following table shows the number of shares owned by the Directors and Statutory Auditors of the Company as of June 26, 2006. This table does not include the shares related to unexercised stock options.

Name	Position	Number of shares (in thousands)
Toshitaka Hagiwara	Chairman of the Board Representative Director	70
Masahiro Sakane	President Representative Director	86
Kunio Noji	Director	34
Kunihiko Komiyama	Director	38
Masahiro Yoneyama	Director	22
Yoshinori Komamura	Director	10
Yasuo Suzuki	Director	21
Toshio Morikawa	Director	5
Hajime Sasaki	Director	2
Morio Ikeda	Director	1
Makoto Nakamura	Standing Auditor	8
Masafumi Kanemoto	Standing Auditor	17
Masahiro Yoshiike	Auditor	2
Takaharu Dohi	Auditor	0
Makoto Okitsu	Auditor	0

Total		317

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows the number of Company shares held by 10 major holders of Company shares and their percentage ownership as of March 31, 2006.

Major Shareholders as of March 31, 2006

Name of Major Shareholders	Number of Shares Held (in thousands)	Percentage (%)
Japan Trustee Services Bank, Ltd. (held by trust units)	81,713	8.18
The Master Trust Bank of Japan, Ltd. (held by trust units)	61,290	6.13
Taiyo Life Insurance Company	56,864	5.69
Nippon Life Insurance Co.	31,503	3.15
State Street Bank and Trust Company 505103	23,431	2.34
Sumitomo Mitsui Banking Corp.	17,835	1.78
Komatsu Ltd. Employees Stockholding Association	16,267	1.62
Nomura Securities Co., Ltd	14,800	1.48
NIPPONKOA Insurance Co., Ltd.	13,962	1.39
State Street Bank and Trust Company 505103	12,716	1.27

Top 10 Shareholders Total	330,384	33.08

Notes:

1)	The shares held by Japan Trustee Services Bank, Ltd. (held by trust units) and The Master Trust Bank of Japan, Ltd. (held by trust units) are all related to trust business.

2)	Taiyo Life Insurance Company, Daido Life Insurance Company and T&D Asset Management Co., Ltd. filed as joint owners of the Company shares a Report of Change No.2 of the substantial share holding report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan on June 13, 2005, in compliance with Article 27, Paragraph 26, Item 2 of the Securities and Exchange Law of Japan. Their Report of Change No.2 of the substantial share holding report showed that they, as a group, held 57,450,718 shares, or 5.75% of the Company’s shares, as of May 31, 2005. The number of Company shares held by Taiyo Life Insurance Company in the foregoing table is based on the Company’s record of shareholders, because the Company is unable to identify the number of shares actually held by them as a group as of March 31, 2005.

3)	Nippon Life Insurance Co. and Nissay Asset Management Corporation filed as joint owners of the Company shares a Report of Change No.2 of the substantial share holding report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan on August 15, 2005, in compliance with Article 27, Paragraph 26, Item 2 of the Securities and Exchange Law of Japan. Their Report of Change No.2 of the substantial share holding report showed that they, as a group, held 45,734,023 shares, or 4.58% of the Company shares, as of July 31, 2005. The number of Company shares held by Nippon Life Insurance Co. in the foregoing table is based on the Company’s record of shareholders, because the Company is unable to identify the number of shares actually held by them as a group as of March 31, 2006.

As far as is known to the Company, there has not been any significant change in the percentage ownership held by any major shareholders during the past three years.

The Company’s major shareholders do not have any different voting rights than other shareholders.

As of March 31, 2006, 14.1% of the shares of common stock issued (998,744,060 shares) were held of record by 139 residents of the United States.

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

To the Company’s knowledge, no person owned a 10% interest in the voting power of the Company as of March 31, 2006.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to Consolidated Financial Statements and Notes to Consolidated Financial Statements included in the Company’s Financial Report to Shareholders for the year ended March 31, 2006 attached hereto and incorporated herein by reference.

Legal Proceedings

Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of the management and legal counsel that such litigation and claims will be resolved without material effects on Komatsu’s financial position.

Dividend Policy

Komatsu is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the policy of redistributing profits by first striving to continue stable dividends and then considering consolidated business results, while working for the goal of a consolidated payout ratio of 20% or higher. Based on this policy, the Company has set the year-end per share dividends at ¥10.0, making total annual per share dividends to be ¥18.0.

Retained earnings will be used to expand Komatsu’s business and strengthen its business bases through effective investments in the fields where Komatsu enjoys technological advantages.

B. Significant Changes

On June 14, 2006, the Company and SUMCO Corporation (“SUMCO”) reached a basic agreement concerning SUMCO’s Tender Offer for 51% (15,402,000 shares) of the outstanding shares of Komatsu Electronic Metals Co., Ltd. (“KEM”), which is a 61.93% owned subsidiary of the Company. Pursuant to the terms of the basic agreement, the Company will subscribe the Tender Offer with all of its shares in KEM (18,702,900 shares). The sale of shares is subject to certain closing conditions including completion of due diligence, acquisition of approval from the competition authorities in relevant countries and other necessary items. After such necessary procedures are completed, the Company and SUMCO will execute a definitive agreement regarding the Tender Offer. The price for the Tender Offer will be ¥2,400 per common share of KEM (total price: approximately ¥36.9 billion). The price for Tender Offer may be adjusted depending on the results of the due diligence by SUMCO, and in certain other circumstances. KEM represented approximately 4% of the consolidated net sales of the Company for the year ended March 31, 2006 and approximately 7% of consolidated assets at March 31, 2006.

On July 27, 2006, the Company has entered into a definitive agreement with Linde AG of Germany (“Linde”), whereby the parties agreed to terminate the Joint Venture Agreement related to their joint venture company, Komatsu Forklift Co., Ltd. (“KFL”), and the Company agreed to buy the 35 percent of KFL’s shares currently held by Linde and to make KFL a wholly-owned subsidiary of the Company. The parties expect to complete the share transfer in early August, 2006. Since May 2000, the Company and Linde have continued to cooperate with each other in the forklift truck business on a global basis. As a part of the cooperation, the Company and Linde reached a basic agreement in May 2002 to transform KFL into a joint-venture company. Since then, the Company and Linde have developed the cooperative relationship based upon the strong mutual trust. The Company and Linde have concluded that it is better to terminate the existing capital relations in regard to KFL and actively proceed with their current joint projects in Europe, Asia and Japan as independent partners in the future. Currently, in Europe, Linde’s subsidiary in Italy, OM Carrelli Elevatori S.p.A., distributes KFL products as the distributor in the region, and at the same time, manufactures KFL products on a license basis. In Southeast Asia, KFL’s subsidiary in Singapore, Komatsu Forklift Asia Pte. Ltd., sells OEM products supplied by Linde’s subsidiary in Germany, Still GmbH, under the Komatsu brand. In addition, in Japan, KFL is the distributor of Linde products and distributes Linde products through KFL’s domestic sales network under the Linde brand.

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

As of June 30, 2006, of 998,744,060 shares of common stock issued, 993,645,492 shares were outstanding. This incorporates 3,908,564 ADSs (equivalent to 15,634,256 shares of common stock, or approximately 1.6% of the total number of shares of common stock outstanding) held by 12 registered ADR holders.

The following table sets forth for the periods indicated the reported high and low sales prices of the Company’s stock on TSE and the reported high and low sales prices of ADSs.

	TSE (Japanese Yen)		ADS (U.S. dollars)
Period	High	Low	High	Low
Annual highs and lows
The fiscal year ended March 31, 2002	705	355	22.900	11.250
The fiscal year ended March 31, 2003	493	351	15.150	11.250
The fiscal year ended March 31, 2004	715	408	26.050	13.700
The fiscal year ended March 31, 2005	837	583	31.880	21.300
The fiscal year ended March 31, 2006	2,255	715	76.250	65.200

Quarterly highs and lows
The fiscal year ended March 31, 2005
1st quarter	697	583	25.900	21.300
2nd quarter	712	611	25.500	22.400
3rd quarter	750	658	28.050	24.700
4th quarter	837	718	31.880	27.700

The fiscal year ended March 31, 2006
1st quarter	887	803	32.300	30.500
2nd quarter	1,580	1,249	55.300	45.900
3rd quarter	2,000	1,693	67.900	57.840
4th quarter	2,255	1,878	76.250	65.200

Monthly highs and lows
January 2006	2,190	1,786	75.000	65.400
February 2006	2,165	1,802	74.000	63.400
March 2006	2,255	1,878	76.250	65.200
April 2006	2,540	2,250	85.900	78.400
May 2006	2,670	2,150	95.200	79.000
June 2006	2,315	1,857	83.500	66.800

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. “Offer and listing details”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

I. Organization and Registration

The Company is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Corporation Act of Japan. It is registered in the Commercial Register (Shogyo Tokibo) maintained by the Minato Branch Office of Tokyo Legal Affairs Bureau, which has the jurisdiction over the district in which the Company’s head office is currently located.

II. Objectives and Purposes

The objectives and purposes of the Company, provided in Article 2 of the Company’s Articles of Incorporation, shall be to engage in the following businesses:

1.	Manufacture, repair, sale and purchase of construction machinery, agricultural machinery, industrial machinery, automobiles, internal combustion engines and various types of other machinery and equipment and parts thereof.

2.	Manufacture, sale and purchase of various iron and steel goods.

3.	Smelting, processing, sale and purchase of various types of iron and steel, pig-iron, ferroalloys and other special metals.

4.	Manufacture, sale and purchase of various types of electric materials and equipment.

5.	Manufacture, sale and purchase of various synthetic resin products.

6.	Manufacture, repair, sale and purchase of various armaments and parts thereof.

7.	Mining industry, and sale and purchase of minerals.

8.	Designing, executing, supervising and contracting various types of civil engineering and construction work for plants, dwelling house, and other structures.

9.	Sale and purchase of lumber, processed lumber products and various types of civil engineering and construction materials, machinery and equipment.

10.	Sale, purchase and lease of real property.

11.	Manufacture, sale and repair of industrial waste and general waste treatment devices.

12.	Collection, transportation, treatment and recycling of industrial waste and general waste, sale of such recycled products, and consulting on these matters.

13.	Development, creation, sales and consulting on computer software and computer systems.

14.	Electronic commerce using networks such as the internet.

15.	Information processing and information providing service.

16.	Financing services.

17.	All business incidental to each and every one of the preceding items.

18.	Investing in other companies or promoting the organization of other companies.

The objectives and purposes of other companies in which the Company may invest may not necessarily be restricted by the objectives and purposes of the Company.

III. Directors

The Corporation Act of Japan provides that the Directors must refrain from engaging in any business competing with the Company (Art. 356, Paragraph 1, Item 1) or effecting a transaction involving a conflict of interest (Art. 356, Paragraph 1, Items 2 and 3) unless approved by the Board of Directors (Art. 365, Paragraph 1). It also provides that any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution (Art.369, Paragraph 2). Neither the Articles of Incorporation nor the Rules of the Board of Directors of the Company have any additional provisions with regard to a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested. The Corporation Act of Japan does not have an explicit provision concerning a director’s obligation not to use the corporation’s opportunity for his or her personal benefit or for the benefit of a third party, although such a conduct may be restricted by the duty of faithfulness (Art. 355).

The Corporation Act of Japan provides that, unless otherwise specified in the Articles of Incorporation (which specification does not exist in the case of the Company), the compensation for directors of companies, in respect of its amount (if the amount is fixed), the calculation method (if the amount is unfixed) or its substance (in the case of non-cash benefits) shall be determined at a general meeting of shareholders (Art.361, Paragraph 1).

The Corporation Act of Japan provides that the incurrence by a company of a significant amount of borrowings from a third party needs approval of the company’s board of directors (Art.362, Paragraph 4, Item 2). The Company’s Regulations of the Board of Directors contain corresponding provisions. (The Articles of Incorporation of the Company have no specific provisions as to a borrowing power exercisable by the directors.)

There is no mandatory retirement age for the Directors of the Company under the Corporation Act of Japan or the Articles of Incorporation or the Regulations of the Board of Directors of the Company.

There is no requirement concerning the number of shares an individual must hold in order to qualify as a Director of the Company under the Corporation Act of Japan or the Articles of Incorporation or the Rules of the Board of Directors of the Company.

IV. Common Stock

Set forth below is information relating to the Company’s shares of common stock, including brief summaries of the relevant provisions of its Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Corporation Act of Japan and related legislation.

General

The Company’s authorized share capital is 3,955,000,000 shares, of which 998,744,060 shares were issued as of June 30, 2006. Under the Corporation Act, shares in companies which issue share certificates must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on the shareholder register under the Corporation Act, in accordance with the Company’s Share Handling Regulations.

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

Rights of Shareholders

-Dividends from Surplus

Under the Corporation Act, a joint stock corporation can as a principle make distribution of dividends from surplus to its shareholders (or pledgees) by the resolution of its shareholders’ meeting anytime. Under the Company’s Articles of Incorporation, it is only stipulated that the record date of the year-end dividends shall be March 31 of each year, but it does not prevent the Company from making distribution of dividends from surplus based on other record dates. In addition, under the Corporation Act, a joint stock corporation can stipulate that by resolution of its Board of Directors, it may distribute interim dividends to its shareholders (or pledgees) once per business year in its Articles of Incorporation. Under the Company’s Articles of Incorporation, the Company may, by resolution of the Board of Directors, distribute interim dividends, a record date of which is September 30 in each year. Furthermore, under the Corporation Act, the Company can stipulate that if the length of term of office of its directors is not longer than 1 year, it can stipulate that it can basically (i.e. other than the cases its non-consolidated annual financial statements and certain documents for the latest fiscal year do not present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice.) make distribution of dividends from surplus to its shareholders (or pledgees) by the resolution of its Board of Directors in its Articles of Incorporation. The Company has not stipulated such clauses in the Articles of Incorporation.

Dividends from surplus will be usually distributed in cash, but it can be distributed in kind under the Corporation Act. If a distribution of dividend from surplus is to be made in kind, the Company may, pursuant to a resolution of a general meeting of shareholders or the Board of Directors which determines to make the distribution, grant rights to its shareholders to require the Company to make such distribution in cash instead of in kind to shareholders. If no such rights are granted to shareholders, the relevant dividends from surplus must be approved by a special resolution of a general meeting of shareholders.

The Corporation Act requires that, until the aggregate amount of the Company’s legal reserve and additional paid-in capital is at least one-quarter of its stated capital, it set aside in its legal reserve and/or additional paid-in capital an amount equal to at least one-tenth of the amount of the dividends of surplus distributed.

The distributable amount of surplus is calculated by making some adjustments to the amount of surplus.

Under the Corporation Act, the amount of surplus is calculated by the following formula;

(1)	base amount + (2) additional amount - (3) subtractive amount

(1)	the total amount of other capital surplus and other retained earnings as of the end of the last business year

(2)	(a) the amount of the consideration for treasury stock disposed of after the end of the last business year less the book value thereof

(b) the amount of reduction of stated capital made after the end of the last business year less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

(c) the amount of reduction of additional paid-in capital or legal reserve made after the end of the last business year less the portion thereof that has been transferred to stated capital (if any)

(3)	(a) the book value of treasury stock cancelled after the end of the last business year

(b) the total book value of surplus reduced by the distribution of dividends from surplus made after the end of the last business year

(c) other amounts set forth in ordinances of the Ministry of Justice

The distributable amount of surplus is calculated by the following formula;

(A) the amount of surplus + (B) additional amounts - (C) subtractive amounts

(A) the amount of surplus

(B)	(a) the amount of profit in the extraordinary financial statements

(b) the amount of consideration for any of its treasury stock disposed of recorded in the extraordinary financial statements

(C)	(a) the book value of its treasury stock

(b) the amount of consideration for any of its treasury stock disposed of after the end of the last business year

(c) the amount of loss in the extraordinary financial statements

(d) other amounts set forth in ordinances of the Ministry of Justice

Under the Corporation Act, a joint stock corporation can make extraordinary financial statements anytime during business years. If such extraordinary financial statements have been prepared and have been approved by the Board of Directors or (if so required by the Corporation Act) by a general meeting of shareholders, then the distributable amount of surplus must be adjusted as stated above.

-Stock Splits

The Corporation Act permits the Company, by resolution of its Board of Directors, to make stock splits, regardless of the value of net assets (as appearing in its latest non-consolidated balance sheet) per share.

Under the Corporation Act, by resolution of the Company’s Board of Directors, the Company may increase the authorized shares up to the number reflecting the rate of stock splits and amend its Articles of Incorporation by resolution of its Board of Directors to this effect without the approval of a shareholders’ meeting.

-Japanese Unit Share System

The Company’s Articles of Incorporation provided that 1,000 shares of common stock constitute one “unit”. On June 14, 2006, the Board of Directors of the Company adopted a resolution to decrease the number of shares constituting one “unit” of the Company to 100 shares effective as of August 1, 2006. Accordingly, effective as of August 1, 2006, 100 shares of common stock will constitute one “unit”. The Corporation Act of Japan permits the Company, by resolution of its Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend its Articles of Incorporation to this effect without the approval of a shareholders’ meeting.

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

In addition, under the Corporation Act, a joint stock corporation can further restrict the rights of a holder of shares constituting less than one unit. Under the Company’s Articles of Incorporation, a holder of shares constituting less than one unit does not have the rights other than the following rights:

•	to receive annual and interim dividends,

•	to receive shares and/or cash by way of consolidation, subdivision, gratis issue of shares to shareholders, exchange or transfer of shares, corporate split or merger,

•	to receive shares, cash and/or other assets in which a shareholder of the Company has the option to acquire or which the Company has the option to acquire,

•	to participate in any distribution of surplus assets upon liquidation,

•	to request the Company to purchase shares constituting less than one unit, and

•	any other rights prohibited to be restricted by Art. 189 Paragraph 2 of the Corporation Act and ordinances of the Ministry of Justice.

-Ordinary and Extraordinary General Meeting of Shareholders

The Company normally holds its ordinary general meeting of shareholders in June of each year in Minato-ku, Tokyo or in a neighboring district. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Corporation Act and the Company’s Articles of Incorporation, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan, at least two weeks prior to the date of the meeting.

-Voting Rights

A shareholder is generally entitled to one vote per one unit of shares as described in this paragraph and under “Japanese Unit Share System” above. In general, under the Corporation Act, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Corporation Act and the Company’s Articles of Incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of outstanding shares having voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of directors under the Company’s Articles of Incorporation. A corporate shareholder whose operation can be substantially controlled by the Company based on the reasons such as that the Company directly or indirectly owns not less than one-quarter of the total voting rights of such shareholder does not have voting rights. Shareholders may exercise their voting rights through proxies in accordance with the Company’s Articles of Incorporation, provided that those proxies are also shareholders who have voting rights.

Pursuant to the Corporation Act and the Company’s Articles of Incorporation, a quorum of, not less than one-third of the outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

•	a reduction of stated capital,

•	amendment of the articles of incorporation (except amendments which the board of directors are authorized to make under the Corporation Act as described in “Stock Splits” and “Japanese Unit Share System” above),

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer,

•	a dissolution, merger or consolidation,

•	a corporate split,

•	the transfer of the whole or an important part of the Company’s business,

•	the taking over of the whole of the business of any other corporation,

•	any issuance of new shares at a “specially favorable” price, bonds or debentures with stock acquisition rights to subscribe for new shares with “specially favorable” conditions or stock acquisition rights with “specially favorable” conditions to persons other than shareholders, and the like

At least two-thirds of the outstanding shares having voting rights present at the meeting must approve these actions.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.

-Share Acquisition Rights

A Share Acquisition Right shall mean the right under which, upon the exercise thereof against the Company by a person who has such right (hereinafter referred to as a “Share Acquisition Rights Holder”), the Company shall be obliged to issue new shares, or in lieu of such issuance, to transfer the shares that it owns, to such Share Acquisition Rights Holder.

The Company may basically issue Share Acquisition Rights as Share Acquisition Rights on their own or attached to bonds or debentures to any persons by the resolution of its board of directors. Holders of shares do not have the right to receive, upon the exercise thereof against the Company, an allotment of Share Acquisition Rights to be issued by the Company (hereinafter referred to as a “Right to Subscribe for Share Acquisition Rights”) under the Company’s Articles of Incorporation when it issues Share Acquisition Rights. Under the Corporation Act, the board of directors may, however, determine that shareholders be given Right to Subscribe for Share Acquisition Rights in connection with a particular issue of Share Acquisition Rights. In the case of an issue of Share Acquisition Rights, public or individual notice (public notice is basically made via internet on the Company’s website) must be given to each of the shareholders at least two weeks prior to the allotment date unless the terms of such issuance are already disclosed in a securities registration statement or other disclosure document.

Share Acquisition Rights may be made transferable or nontransferable by the resolution of the board of directors under the Corporation Act.

-Liquidation Rights

In the event of liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.

-Liability to Further Calls or Assessments

All of the Company’s currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

- Administrator of the Shareholders Register

Mitsubishi UFJ Trust and Banking Corporation (hereinafter referred to as “Mitsubishi UFJ Trust”) is the administrator of the shareholders register for the Company’s shares. Mitsubishi UFJ Trust’s office is located at 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan. Mitsubishi UFJ Trust maintains the Company’s register of shareholders and records transfers of record ownership upon presentation of share certificates.

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

-Acquisition of Own Shares

Under the Corporation Act, the Company may acquire its shares for any purposes subject to the authorization of shareholders at a general shareholders meeting. In addition, the Company is authorized to purchase its shares pursuant to a resolution of the board of directors pursuant to its Articles of Incorporation. The acquisition is generally subject to the condition that the aggregate amount of the purchase price must not exceed the distributable amount of surplus mentioned in “Dividends from Surplus.”

In the case of shares listed on a Japanese stock exchange or traded in the over-the-counter market, acquisition shall be made through the market or by way of tender offer by the close of the following ordinary general meeting, subject to certain exceptions such as where acquisition of the shares from a specified person is authorized by the approval of two-thirds of outstanding shares having voting rights present at the shareholders’ meeting at which a quorum of at least one-third of the outstanding shares having voting rights must be present.

In addition, the Company may acquire its shares by means of repurchase of any number of shares constituting less than one unit upon the request of the holder of those shares, as described under “Japanese Unit Share System” above.

-Holding of Shares by Foreign Investors

Other than the Japanese unit share system that is described in “Rights of Shareholders - Japanese Unit Share System” below, there are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the Company’s shares imposed by the laws of Japan or the Company’s Articles of Incorporation or other constituent documents.

C. Material Contracts

In July, 2005, the Company’s wholly-owned subsidiary, Komatsu America Corp.(KAC), completed the sale of 75% of its ownership interest in Advanced Silicon Materials LLC (ASiMI) to Solar Grade Silicon Holdings Inc., a U.S. subsidiary of Renewable Energy Corporation AS, a Norwegian company and retained a 25% ownership interest.

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

Exercise or Transfer of Share acquisition Rights

The acquisition by a foreign investor of shares in a Japanese corporation upon the exercise of acquisition rights in respect of share acquisition rights or bonds with share acquisition rights issued in Japan is subject to the formalities and restrictions described in the second paragraph under “Acquisitions of Shares” above. However, if a foreign investor wishes to dispose of, rather than exercise, any acquisition rights, he may sell the rights inside or outside of Japan without material foreign exchange restriction.

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

Under Japanese tax laws currently in effect, the payment of interest on debt securities issued outside Japan by a Japanese corporation (on or after April 1, 1998 and on or before March 31, 2008) and the difference, if any, between the issue price and the amount payable upon redemption of such debt securities (hereinafter referred to as “Redemption Profit”) will not be subject to the withholding of Japanese income tax, if such interest or difference is payable outside of Japan to a non-resident of Japan or non-Japanese corporation (hereinafter referred to as “Non-Residents” or “Non-Resident” collectively) which (in the case of interest) has submitted documents certifying its non-Japanese residency in accordance with the requirements set out in Japanese tax laws, provided that certain conditions are also met at the time of offering. Furthermore, such payment will not be subject to any other Japanese income or corporation tax, unless Non-Resident has a permanent establishment in Japan and the payment is attributable to the business of such Non-Resident carried on in Japan through such permanent establishment.

The Convention Between the Government of Japan and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, as presently in effect (as for withholding taxes, from July 1, 2004 and as for other taxes than withholding taxes, from January 1, 2005) (the “Tax Convention”), provides that the interest income (including Redemption Profit) of a United States resident or corporation from debt securities may be taxable by Japan if and to the extent that interest is paid by a resident of Japan or otherwise is from sources within Japan. Under the Tax Convention, the maximum rate of Japanese tax on interest income of United States residents or corporations is 10% unless the recipient has a permanent establishment in Japan and the debt securities in respect of which such interest is paid are effectively connected with such permanent establishment, in which case such income will be taxed at the normal rates provided by the Japanese income or corporate tax laws. However, certain US entities such as banks, insurance companies and registered security dealers may be entitled to an exemption from the Japanese withholding tax on interest on bonds issued by a Japanese company pursuant to Article 11, Paragraph 3(c)of the Tax Convention, subject to the procedural requirements provided for under Japanese law, assuming that such entity has no permanent establishment in Japan and the issuer (payer) has no permanent establishment in US.

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

Foreign Exchange Risk

To reduce foreign exchange risks against foreign currency denominated assets and liabilities, the companies execute forward exchange contracts and option contracts in a range of 50% to 100% of their projected cash flow in foreign currencies. The following table provides information concerning derivative financial instruments of the companies in relation to foreign currency exchange transactions existing as of March 31, 2006, which are translated into yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2006. As of March 31, 2006, the notional amount of option contracts is ¥2,128 million (US$18,188 thousand).

	Millions of yen (except average contractual rates)
Forwards to sell foreign currencies:	US$/Yen	EUR/Yen	US$/SEK	US$/EUR	EUR/SEK	Others	Total
Contract amounts	¥47,901	¥11,472	¥2,264	¥2,172	¥1,624	¥4,242	¥69,675
Average contractual rates	114.88Yen/US$	138.64Yen/EUR	7.76SEK/US$	0.83EUR/US$	9.38SEK/EUR	—	—
Forwards to buy foreign currencies:	GBP/EUR	Yen/ZAR	Yen/Yuan	Yen/A$	US$/EUR	Others	Total
Contract amounts	¥11,125	¥6,343	¥4,822	¥2,792	¥1,565	¥9,009	¥35,656
Average contractual rates	0.69GBP/EUR	17.43Yen/ZAR	14.42Yen/Yuan	85.63Yen/A$	1.20US$/EUR	—	—

	Thousands of U.S. dollars
Forwards to sell foreign currencies:	US$/Yen	EUR/Yen	US$/SEK	US$/EUR	EUR/SEK	Others	Total
Contract amounts	$409,411	$98,051	$19,350	$18,564	$13,880	$36,257	$595,513
Forwards to buy foreign currencies:	GBP/EUR	Yen/ZAR	Yen/Yuan	Yen/A$	EUR/US$	Others	Total
Contract amounts	$95,085	$54,214	$41,214	$23,863	$13,376	$77,000	$304,752

Note: The United States dollar amounts represent translations of Japanese yen amounts at the rate of U.S.$1=¥117.

Interest Rate Risk

To reduce risks and hedge variability of cash flow, the companies engage in certain interest rate swaps, cross-currency swaps and cap option transactions for interest payment and interest receipt. Certain interest rate swap contracts do not qualify as hedges and are recorded at the fair value and the resultant gains and losses are recognized as income and expenses. The following tables provide information concerning debt obligations excluding capital lease obligations (including due within one year), interest rate swaps, cross-currency swaps and interest caps. For debt obligations, the tables present fair value, principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate and cross-currency swaps, the following tables present fair value, notional amounts and weighted average receive and pay interest rates. For interest caps, the following tables present fair value, notional amounts and its average strike rate

Long-term debt excluding capital lease obligations (including due within one year)

				Millions of yen
				Expected maturity date
	Average interest rate	Fair value	Total	2007	2008	2009	2010	2011	Thereafter
Japanese yen bonds	1.46%	¥29,465	¥30,000	—	¥20,000	—	¥10,000	—	—
Euro medium-term notes (relating to variable interest rate)	4.49%	57,071	59,440	26,246	5,207	15,616	5,381	6,990	—
Loans, principally from banks (relating to variable interest rate)	0.77%	43,462	43,462	37,618	52	5,741	18	20	13
Loans, principally from banks (relating to fixed interest rate)	1.74%	98,940	101,558	9,298	27,783	32,669	25,349	4,860	1,599

Total		¥228,938	¥234,460	¥73,162	¥53,042	¥54,026	¥40,748	¥11,870	¥1,612

Interest rate swaps , cross-currency swaps and interest caps

					Millions of yen
	Average interest rate				Expected maturity date
	Receive	Pay	Fair value	Total	2007	2008	2009	2010	2011	Thereafter
U.S. dollar interest rate swap	4.52%	3.82%	¥1,454	¥124,926	¥59,022	¥40,387	¥20,063	¥5,454	—	—
Yen/US$ cross-currency swap	0.95%	5.09%	(2,201)	53,500	16,500	12,000	12,000	6,000	7,000	—
Yen/EUR cross-currency swap	0.45%	2.80%	(770)	14,000	9,000	1,000	2,000	2,000	—	—
Euro interest cap	—	4.02%	14	16,224	86	5,670	5,384	5,084	—	—
Others			(26)	4,232	621	801	881	1,929	—	—

Total			¥(1,529)	¥212,882	¥85,229	¥59,858	¥40,328	¥20,467	¥7,000	—

Long-term debt excluding capital lease obligations (including due within one year)

				Thousands of U.S. dollars
				Expected maturity date
	Average interest rate	Fair value	Total	2007	2008	2009	2010	2010	Thereafter
Japanese yen bonds	1.46%	$251,838	$256,410	—	$170,940	—	$85,470	—	—
Euro medium-term notes (relating to variable interest rate)	4.49%	487,786	508,034	224,325	44,504	133,470	45,991	59,744	—
Loans, principally from banks (relating to variable interest rate)	0.77%	371,470	371,470	321,521	444	49,069	154	171	111
Loans, principally from banks (relating to fixed interest rate)	1.74%	845,641	868,018	79,470	237,462	279,222	216,658	41,539	13,667

Total		$1,956,735	$2,003,932	$625,316	$453,350	$461,761	$348,273	$101,454	$13,778

Interest rate swaps, cross-currency swaps and interest caps

					Thousands of U.S. dollars
	Average interest rate				Expected maturity date
	Receive	Pay	Fair value	Total	2007	2008	2009	2010	2011	Thereafter
U.S. dollar interest rate swap	4.52%	3.82%	$12,427	$1,067,744	$504,462	$345,188	$171,479	$46,615	—	—
Yen/US$ cross-currency swap	0.95%	5.09%	(18,812)	457,265	141,026	102,564	102,564	51,282	59,829	—
Yen/EUR cross-currency swap	0.45%	2.80%	(6,581)	119,658	76,923	8,547	17,094	17,094	—	—
Euro interest cap	—	4.02%	120	138,667	735	48,462	46,017	43,453	—	—
Others			(222)	36,170	5,307	6,846	7,530	16,487	—	—

Total			$(13,068)	$1,819,504	$728,453	$511,607	$344,684	$174,931	$59,829	—

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Komatsu’s management performed an evaluation under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of its disclosure controls and procedures. Based on Komatsu’s evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of March 31, 2006, the end of the period covered by this report, the disclosure controls and procedures were adequate and effective.

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

In addition, in 1998, Komatsu started to publish a booklet of “Komatsu’s Code of Worldwide Business Conduct” and distribute it to all employees and management officers of Komatsu all over the world in order to ensure that they understand how important it is to observe the rules of the business community. The content of the latest edition of this booklet published in December 2004 is available at the Company’s website: http://www.komatsu.com/CompanyInfo/profile/conduct/

C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

KPMG AZSA & Co. has served as Komatsu’s principal independent registered public accounting firm for the fiscal years ended March 31, 2006 and 2005. Set forth below is the fees for audit and other services rendered by KPMG AZSA & Co. for the fiscal years ended March 31, 2006 and 2005.

	(Millions of Yen)
	Fiscal Year ended March 31
	2006	2005
Audit fees	660	557
Audit-related fees	120	365
Tax fees	42	47
All other fees	56	51

Total	878	1,020

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

All other fees consist of fees for all other services not included in any of the other categories noted above. One of the fees under this category for the year ended March 31, 2006 was billed for advice in connection with Komatsu’s US GAAP preparation of its Accounting Report.

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

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements and Schedule attached hereto.

Item 19. Exhibits

Exhibit	(1.1)	Articles of Incorporation of Komatsu Ltd., as amended (Translation)

Exhibit	(1.2)	Regulations of The Board of Directors, as amended (Translation)

Exhibit	(2)	Share Handling Regulations, as amended (Translation)

Exhibit	(11)	Code of Ethics for Senior Officers (Translation)

Exhibit	(12) a.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

Exhibit	(12) b.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

Exhibit	(13) a.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

Exhibit	(13) b.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of its requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOMATSU LTD.
(Registrant)

Date: July 31, 2006	By:	/s/ Kenji Kinoshita
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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements and related financial statement schedule as of and for the year ended March 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements and the related financial statement schedule, expressed in yen, have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

/s/ KPMG AZSA & Co.

Tokyo, Japan

June 5, 2006, except as to Note 24, which is as of June 14, 2006

Consolidated Balance Sheets

Komatsu Ltd. and Consolidated Subsidiaries

March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 1)
Assets	2006	2005	2006
Current assets
Cash and cash equivalents (Note 9)	¥69,997	¥97,510	$598,265
Time deposits	54	52	462
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥11,786 million ($100,735 thousand) in 2006 and ¥14,664 million in 2005 (Notes 1, 4 and 9)	397,998	316,828	3,401,692
Inventories (Notes 1 and 5)	370,074	307,002	3,163,026
Deferred income taxes and other current assets (Notes 1, 6, 15, 19 and 22)	109,778	94,105	938,273

Total current assets	947,901	815,497	8,101,718

Long-term trade receivables (Notes 1 and 4)	72,844	80,856	622,598

Investments
Investments in and advances to affiliated companies (Notes 1 and 7)	21,726	19,032	185,692
Investment securities (Notes 1, 6 and 20)	94,744	63,153	809,778
Other	9,047	1,262	77,325

Total investments	125,517	83,447	1,072,795

Property, plant and equipment—less accumulated depreciation (Notes 1, 8, 9 and 16)	400,667	366,660	3,424,504

Goodwill (Notes 1 and 10)	22,000	21,277	188,034

Other intangible assets (Notes 1 and 10)	25,418	25,635	217,248

Deferred income taxes and other assets (Notes 1, 15, 19 and 20)	57,778	55,696	493,829

	¥1,652,125	¥1,449,068	$14,120,726

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

	Millions of yen		Thousands of U.S. dollars (Note 1)
Liabilities and Shareholders’ Equity	2006	2005	2006
Current liabilities
Short-term debt (Notes 9 and 11)	¥98,130	¥84,957	$838,718
Current maturities of long-term debt (Notes 9, 11, 16 and 20)	84,580	129,620	722,906
Trade notes and accounts payable	304,776	266,112	2,604,923
Income taxes payable (Note 15)	37,004	12,234	316,274
Deferred income taxes and other current liabilities (Notes 1, 15 and 19)	164,353	149,576	1,404,726

Total current liabilities	688,843	642,499	5,887,547

Long-term liabilities
Long-term debt (Notes 9, 11, 16 and 20)	195,203	217,714	1,668,402
Liability for pension and retirement benefits (Notes 1 and 12)	45,148	54,709	385,880
Deferred income taxes and other liabilities (Notes 1, 15, 19 and 20)	52,065	18,056	445,000

Total long-term liabilities	292,416	290,479	2,499,282

Minority interests	47,869	38,946	409,137

Commitments and contingent liabilities (Note 18)
Shareholders’ equity (Notes 1 and 13)
Common stock:
Authorized 3,955,000,000 shares in 2006 and 2005
Issued 998,744,060 shares in 2006 and 2005
Outstanding 993,645,492 shares in 2006 and 991,420,696 shares in 2005	67,870	67,870	580,085
Capital surplus	136,137	135,792	1,163,564
Retained earnings:
Appropriated for legal reserve	23,416	22,341	200,137
Unappropriated	376,522	277,196	3,218,137
Accumulated other comprehensive income (loss) (Notes 1, 6, 12 and 14)	23,095	(21,485)	197,393
Treasury stock at cost, 5,098,568 shares in 2006 and 7,323,364 shares in 2005 (Note 13)	(4,043)	(4,570)	(34,556)

Total shareholders’ equity	622,997	477,144	5,324,760

	¥1,652,125	¥1,449,068	$14,120,726

Consolidated Statements of Income

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2006	2005	2004	2006
Revenues and other
Net sales (Notes 1 and 7)	¥1,701,969	¥1,434,788	¥1,196,418	$14,546,744
Interest and other income (Note 23)	28,750	20,047	11,945	245,726

Total	1,730,719	1,454,835	1,208,363	14,792,470

Costs and expenses (Notes 16 and 23)
Cost of sales	1,247,656	1,066,887	881,231	10,663,726
Selling, general and administrative	277,860	265,978	249,261	2,374,872
Interest	12,733	11,209	14,915	108,829
Impairment loss on long-lived assets held for use (Note 1)	4,899	4,200	19,051	41,872
Impairment loss on goodwill (Note 1 and 10)	3,581	—	—	30,607
Other (Note 23)	14,917	7,858	16,869	127,496

Total	1,561,646	1,356,132	1,181,327	13,347,402

Income before income taxes, minority interests and equity in earnings of affiliated companies	169,073	98,703	27,036	1,445,068

Income taxes (Notes 1 and 15)
Current	47,768	16,635	20,354	408,274
Deferred	(747)	19,409	(23,873)	(6,385)

Total	47,021	36,044	(3,519)	401,889

Income before minority interests and equity in earnings of affiliated companies	122,052	62,659	30,555	1,043,179
Minority interests in income of consolidated subsidiaries	(10,467)	(4,588)	(3,839)	(89,461)
Equity in earnings of affiliated companies	2,705	939	247	23,120

Net income	¥114,290	¥59,010	¥26,963	$976,838

	Yen			U.S. cents
Per share data (Notes 1 and 17):
Net income:
Basic	¥115.13	¥59.51	¥27.17	98.40 ¢
Diluted	114.93	59.47	27.16	98.23
Cash dividends per share (Note 1)	14.00	9.00	6.00	11.97

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2006	2005	2004	2006
Common stock
Balance, beginning of year	¥67,870	¥67,870	¥67,870	$580,085
Balance, end of year	¥67,870	¥67,870	¥67,870	$580,085

Capital surplus
Balance, beginning of year	¥135,792	¥135,675	¥135,686	$1,160,615
Sales of treasury stock	345	117	(11)	2,949

Balance, end of year	¥136,137	¥135,792	¥135,675	$1,163,564

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥22,341	¥21,629	¥21,030	$190,949
Transfer from unappropriated retained earnings	1,075	712	599	9,188

Balance, end of year	¥23,416	¥22,341	¥21,629	$200,137

Unappropriated retained earnings
Balance, beginning of year	¥277,196	¥227,825	¥207,416	$2,369,196
Net income	114,290	59,010	26,963	976,838
Cash dividends paid	(13,889)	(8,927)	(5,955)	(118,709)
Transfer to retained earnings appropriated for legal reserve	(1,075)	(712)	(599)	(9,188)

Balance, end of year	¥376,522	¥277,196	¥227,825	$3,218,137

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(21,485)	¥(23,794)	¥(32,981)	$(183,632)
Other comprehensive income for the year, net of tax	44,580	2,309	9,187	381,025

Balance, end of year	¥23,095	¥(21,485)	¥(23,794)	$197,393

Treasury stock
Balance, beginning of year	¥(4,570)	¥(3,698)	¥(3,655)	$(39,060)
Purchase of treasury stock	(2,027)	(1,624)	(153)	(17,325)
Sales of treasury stock	2,554	752	110	21,829

Balance, end of year	¥(4,043)	¥(4,570)	¥(3,698)	$(34,556)

Total shareholders’ equity	¥622,997	¥477,144	¥425,507	$5,324,760

Disclosure of comprehensive income
Net income for the year	¥114,290	¥59,010	¥26,963	$976,838
Other comprehensive income for the year, net of tax	44,580	2,309	9,187	381,025

Comprehensive income for the year	¥158,870	¥61,319	¥36,150	$1,357,863

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2006	2005	2004	2006
Operating activities
Net income	¥114,290	¥59,010	¥26,963	$976,838
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,640	69,020	69,863	620,855
Deferred income taxes	(747)	19,409	(23,873)	(6,385)
Net gain from sale of investment securities and subsidiaries	(20,989)	(162)	(211)	(179,393)
Gain on sale of property	(132)	(11,269)	(2,198)	(1,128)
Loss on disposal or sale of fixed assets	8,284	4,311	7,611	70,804
Impairment loss on long-lived assets held for use	4,899	4,200	19,051	41,872
Pension and retirement benefits, net	5,123	3,662	1,725	43,786
Changes in assets and liabilities:
Increase in trade receivables	(58,821)	(33,266)	(22,410)	(502,744)
Increase in inventories	(52,228)	(42,418)	(17,112)	(446,393)
Increase in trade payables	32,360	39,261	41,188	276,581
Increase (decrease) in income taxes payable	24,532	(721)	6,123	209,675
Other, net	6,896	10,332	10,570	58,940

Net cash provided by operating activities	136,107	121,369	117,290	1,163,308

Investing activities
Capital expenditures	(112,915)	(72,873)	(59,350)	(965,085)
Proceeds from sale of property	12,915	31,780	15,750	110,385
Proceeds from sale of available for sale investment securities	4,112	2,593	14,056	35,145
Purchases of available for sale investment securities	(5,681)	(4,690)	(4,308)	(48,556)
Proceeds from sale of subsidiaries, net of cash disposed	26,610	—	—	227,436
Acquisition of subsidiaries, net of cash acquired	(10,464)	(148)	(10,440)	(89,436)
Collection of loan receivables	12,874	17,485	7,988	110,034
Disbursement of loan receivables	(9,244)	(12,375)	(4,553)	(79,009)
Decrease (increase) in time deposits	1	497	(74)	9

Net cash used in investing activities	(81,792)	(37,731)	(40,931)	(699,077)

Financing activities
Proceeds from long-term debt	51,432	29,331	40,107	439,590
Repayments on long-term debt	(118,165)	(47,489)	(90,134)	(1,009,957)
Increase (decrease) in short-term debt, net	7,108	(19,924)	(12,839)	60,752
Repayments of capital lease obligations	(10,473)	(9,954)	(10,107)	(89,513)
Sale (purchase) of treasury stock, net	527	(872)	(43)	4,504
Dividends paid	(13,889)	(8,927)	(5,955)	(118,709)

Net cash used in financing activities	(83,460)	(57,835)	(78,971)	(713,333)

Effect of exchange rate change on cash and cash equivalents	1,632	301	(2,134)	13,948

Net increase (decrease) in cash and cash equivalents	(27,513)	26,104	(4,746)	(235,154)
Cash and cash equivalents, beginning of year	97,510	71,406	76,152	833,419

Cash and cash equivalents, end of year	¥69,997	¥97,510	¥71,406	$598,265

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Komatsu Ltd. and Consolidated Subsidiaries

1. Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies

Description of Business

Komatsu Ltd. (“the Company”) and consolidated subsidiaries (together “the companies”) primarily manufacture and market various types of construction and mining equipment throughout the world. The companies are also engaged in the manufacture and sale of industrial machinery, and vehicles and electronics products including semiconductors.

The consolidated net sales of the Company and consolidated subsidiaries for the year ended March 31, 2006, consisted of the following: Construction and mining equipment – 75.9%, Industrial Machinery, Vehicles and Others – 17.6%, Electronics –6.5%.

Sales are made principally under the Komatsu brand name, and are almost entirely through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales for the year ended March 31, 2006, 68.9% were generated outside Japan, with 28.3% in the Americas, 14.2% in Europe and CIS, 5.6% in China, 14.0% in Asia (excluding Japan and China) and Oceania, and 6.8% in the Middle East and Africa.

The manufacturing operations of the Company and consolidated subsidiaries are conducted primarily at plants in Japan, United States, Germany, United Kingdom, Sweden, Indonesia, Brazil, Italy, China and Taiwan.

Basis of Financial Statements

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts for the year ended March 31, 2006, is included solely for the convenience of readers and has been made at the rate of ¥117 to $1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2006. Such translation should not be construed as a representation that Japanese yen amounts could be converted into United States dollars at the above or any other rate.

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

The accounts of any variable interest entities that must be consolidated under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”, because the Company has been determined to be the primary beneficiary, are included in the consolidated financial statements.

Investments in 20 to 50% owned affiliated companies whereby the companies have the ability to exercise significant influence over the operational and financial policies of a company are accounted for by the equity method.

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

(3) Allowance for Doubtful Trade Receivables

The companies record allowance for doubtful receivables as the best estimate of the amount of probable credit losses in the companies’ existing receivables. The amount is determined based on historical experience, credit information of individual customers, and assessment of overdue receivables. An additional reserve for individual receivable is recorded when the companies become aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration of the customer’s business performance. The amount of estimated credit losses is further adjusted to reflect changes in customer circumstances.

(4) Inventories

Inventories are stated at the lower of cost or market. The companies determine cost of work in process and finished products using the specific identification method based on actual costs accumulated under a job-order cost system. The cost of finished parts is determined principally using the first-in first-out method, with certain immaterial amounts using the last-in first-out method. Cost of materials and supplies is stated at average cost.

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

Unrealized losses on marketable securities are charged against net earnings when a decline in market value below cost is determined to be other than temporary based primarily on the financial condition and near term prospects of the issuer and the extent and length of the time of the decline. Investments with unrealized losses that continue for six months or more are written down to fair value.

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

(6) Property, Plant and Equipment, and Related Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets. The average depreciation periods are 27 years for buildings and 8 years for machinery and equipment. Effective rates of depreciation for buildings, machinery and equipment for the years ended March 31, 2006, 2005 and 2004, were as follows:

	2006	2005	2004
Buildings	8%	8%	9%
Machinery and equipment	26%	25%	23%

Certain leased machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, “Accounting for Leases.” The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Aggregate cost	¥72,700	¥66,814	$621,368
Accumulated depreciation	26,864	27,659	229,607

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any gains or losses are included in interest and other income or other expenses.

(7) Goodwill and Other Intangible Assets

The companies apply the provisions of SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” SFAS No. 141 requires the use of the purchase method of accounting for business combinations and establishes a basis for the determination of intangible assets acquired in a purchase business combination. SFAS No. 142 eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows expected to be generated by the assets. The amount of the impairment loss to be recorded is determined by the difference between the fair value of the asset using a discounted cash flow valuation model and carrying value. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment annually based on its fair value until its life is determined to no longer be indefinite.

(8) Revenue Recognition

The companies recognize revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered for customers or dealers, (3) sales price is fixed or determinable, and (4) collectibility is reasonably assured.

        Revenue from sales of products including construction and mining equipment, industrial machinery, and vehicles is recognized when title and risk of ownership is transferred to independently owned and operated customers or dealers, which occurs upon the attainment of customer acceptance or when installation is completed. The conditions of acceptance are governed by the terms of the contract or arrangement. When the companies enter into a separate contract to render transportation, guidance, or installation services, principally related to a sale of large-sized industrial machinery such as large presses, these service revenues are accounted for separately from the product sale and recognized at the completion of the service delivery specified in the contract.

Service revenues from repair and maintenance and from transportation are recognized at the completion of service delivery. Revenues from long-term fixed price maintenance contracts are recognized ratably over the contract period.

Certain of consolidated subsidiaries rent construction equipments to customers. Rent revenue is recognized on a straight-line basis over the rental period.

Revenues are recorded net of discounts.

(9) Income Taxes

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

The Company uses a specific identification method to release the residual tax effects associated with components of accumulated other comprehensive income (loss) resulting from a change in tax law or rate.

(10) Product Warranties

The companies establish a liability for estimated product warranty cost after sales. Estimates for accrued product warranty cost are primarily based on historical experience.

(11) Pension and Retirement Benefits

The defined benefit plans are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” except for certain subsidiaries’ pension plans which in the aggregate are not significant. Certain domestic subsidiaries also have local severance payment plans under which accrued severance liabilities are stated on a vested benefit obligation basis, which is the amount required to be paid if all eligible employees voluntarily terminated their employment as of the balance-sheet date.

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

(12) Stock-Based Compensation

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

The following table summarizes pro forma net income of the Company if compensation cost for stock options granted under the plan had been determined in accordance with the fair value based method prescribed by SFAS No. 123:

		Millions of yen			Thousands of U.S. dollars
		2006	2005	2004	2006
Net income, as reported		¥114,290	¥59,010	¥26,963	$976,838
Total stock-based compensation expenses determined using the fair value based method		699	256	229	5,974
Pro forma net income		113,591	58,754	26,734	970,864

		Yen			U.S. cents
Net income per share, basic and diluted:		2006	2005	2004	2006
Basic earnings per share	As reported	¥115.13	¥59.51	¥27.17	98.40	¢
	Pro forma	114.42	59.25	26.94	97.79

Diluted earnings per share	As reported	114.93	59.47	27.16	98.23
	Pro forma	114.23	59.21	26.93	97.63

(13) Per Share Data

Basic net income per share has been computed by dividing net income by the weighted-average number of common shares outstanding during each fiscal year, after deducting treasury shares. Diluted net income per share reflects the potential dilution computed on the basis that all stock options were exercised (less the number of treasury shares assumed to be purchased from proceeds using the average market price of the Company’s common shares) to the extent that each is not antidilutive.

Dividends per share shown in the accompanying consolidated statements of income are based on dividends approved and paid in each fiscal year.

(14) Consolidated Statements of Cash Flows

For the purpose of the consolidated statements of cash flows, cash and cash equivalents include highly liquid investments with an original maturity of three months or less at the date of purchase.

(15) Derivative Financial Instruments

The companies use various derivative financial instruments to manage their interest rate and foreign exchange exposure.

The Company accounts for its investment in derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. SFAS No. 133 as amended requires that all derivatives, including derivatives embedded in other financial instruments, be measured at fair value and recognized as either assets or liabilities on the consolidated balance sheet. Changes in the fair values of derivative instruments not designated or not qualifying as hedges under SFAS No. 133 and any ineffective portion of qualified hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in accumulated other comprehensive income (loss), and recognized in earnings when the hedged item is recognized in earnings.

(16) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

In accordance with SFAS No. 144, long-lived assets and certain identifiable intangibles to be held and used by the companies are reviewed for impairment based on a cash flow analysis of related operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assets to be held for use are considered to be impaired when estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition is less than their carrying amounts. The impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

In the fiscal year ended March 31, 2004, Advanced Silicon Materials LLC (ASiMI) which was a consolidated subsidiary in the electronics segment re-appraised its fixed assets of the Butte plant using present value techniques based on the estimated future cash flows expected to result from the use of the assets and their eventual disposition and recorded an impairment loss of ¥17,534 million based on the assumption that the business environment will remain unfavorable due to the delay in recovery of the demand-and-supply gap for polycrystalline silicon as well as the intensified pricing competition.

(17) Use of Estimates

The Company’s management has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses presented in these financial statements prepared in conformity with U.S. generally accepted accounting principles. Actual results could differ from the estimates and assumptions.

The Company has identified six areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables, impairment loss on long-lived assets and goodwill, pension liabilities and expenses, fair value of financial instruments, realization of deferred tax assets and securitization of trade notes and account receivable.

(18) New Accounting Standards

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new standard requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company in the fiscal year beginning April 1, 2006. The Company does not believe SFAS 151 will have a material impact to its consolidated result of operations and financial condition.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company in the fiscal year beginning April 1, 2006. The Company does not believe SFAS 153 will have a material impact to its consolidated result of operations and financial condition.

In December 2004, the FASB issued SFAS No. 123 (revised 2003) (“SFAS 123R”) “Share-Based Payment”. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement also establishes fair value as the measurement objective in accounting for share-based payment arrangements. The Company will adopt this Statement effective for the year beginning April 1, 2006 using the modified prospective method. The effect of adopting SFAS 123R is not expected to be material to its consolidated results of operations and financial condition based on stockoptions outstanding as of the balance sheet date.

In May 2005, the FASB issued SFAS No.154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No.20 and SFAS No.3”. SFAS 154 replaces APB 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”, and requires retrospective applications to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 is effective for the fiscal periods beginning after December 15, 2005 and is required to be adopted by the Company in the fiscal year beginning April 1, 2006. The Company does not believe SFAS 154 will have a material impact to its consolidated result of operations and financial condition.

In February 2006, the FASB issued SFAS No.155, “Accounting for Certain Hybrid Financial Instruments – an Amendment of SFAS No.133 and 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative. SFAS 155 is effective for the fiscal periods beginning after September 15, 2006 and is required to be adopted by the Company in the fiscal year beginning April 1, 2007. The Company is currently evaluating the effect that the adoption of SFAS 155 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

In March 2006, the FASB issued SFAS No.156, “Accounting for Servicing of Financial Assets – an Amendment of FASB Statement No.140”. SFAS 156 amends SFAS 140 to clarify the accounting for servicing assets and servicing liabilities. Among other provisions, the new accounting standard requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 is effective for the fiscal periods beginning after September 15, 2006 and is required to be adopted by the Company in the fiscal year beginning April 1, 2007. The Company is currently evaluating the effect that the adoption of SFAS 156 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the years ended March 31, 2006, 2005 and 2004, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Additional cash flow information:
Interest paid	¥12,963	¥10,687	¥14,911	$110,795
Income taxes paid	26,929	16,642	13,102	230,162

Noncash investing and financing activities:
Capital lease obligations incurred	¥23,713	¥16,146	¥18,699	$202,675

3. Acquisition and Divestiture

In July, 2005, the Company’s wholly-owned subsidiary, Komatsu America Corp.(KAC), completed the sale of 75% of its ownership interest in Advanced Silicon Materials LLC (ASiMI) to Solar Grade Silicon Holdings Inc., a U.S. subsidiary of Renewable Energy Corporation AS, a Norwegian company and retained a 25% ownership interest. Simultaneously with the sale, the ownership interests in ASiMI were classified into Class A Units and Class B Units with the Class A Units having sole voting rights. Also simultaneously with the sale, Komatsu Electronic Metals Co., Ltd., a Japanese subsidiary of the Company entered into a long term materials supply agreement with ASiMI. KAC’s retained 25% ownership interest in ASiMI in the form of Class B Units which do not have voting rights but whose consent is required for certain matters, including a liquidation of ASiMI and certain actions relating to the long term materials supply agreement. Ownership of the Class B Units does not entitle KAC to share prospectively in the underlying profits and losses of ASiMI.

As a result of such sale, Komatsu recognized a gain of ¥18,340 million ($156,752 thousand) which is included in interest and other income in the accompanying consolidated statement of income for the year ended March 31, 2006. The results of operations of ASiMI were included in Electronics segment through the date of sale, and represented 10.1% of segment sales and 25.1% of segment profit for the year ended March 31, 2005. The value ascribed to the retained 25% non-voting interest held is not material to the accompanying consolidated financial statements and is being accounted for on the cost basis.

The Company has evaluated the terms and conditions of its remaining 25% ownership interest and ongoing supply agreement in conjunction with the provisions of EITF Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations” and has concluded such interests represent significant continuing involvement in the business of ASiMI as contemplated by EITF Issue No. 03-13 and, accordingly, has not presented the financial position and results of operations of ASiMI as a discontinued operation in the accompanying consolidated financial statements.

In December 2003, the Company acquired 100% of the shares of Partek Forest AB and Partek Forest Holdings LLC for cash of ¥13,365 million in order to make full-scale entry to the forestry equipment market. From the fiscal year ended March 31, 2004, these two companies and their 12 subsidiaries (collectively, Partek Forest group) were treated as consolidated companies and their one affiliated company was treated as an equity method investment. The Company accounts for the investment based on a fiscal period ended 90 days prior to the Company’s year end; therefore, it has included the consolidated balance sheet as of December 31, 2005 and 2004 of Partek Forest group in the consolidated financial statements of the Company as of March 31, 2006 and 2005, respectively. The business of Partek Forest group is primarily the manufacture and sale of forestry equipment mainly used in Europe and North America.

Had the aforementioned acquisition been consummated on April 1, 2003, the Company’s pro forma net income for the year ended March 31, 2004 would not have been materially different from the actual reported results.

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

4. Trade Notes and Accounts Receivable

Receivables at March 31, 2006 and 2005 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Trade notes	¥98,085	¥73,089	$838,333
Accounts receivable	311,699	258,403	2,664,094

Total	409,784	331,492	3,502,427

Less: allowance	(11,786)	(14,664)	(100,735)

Trade receivables-current	¥397,998	¥316,828	$3,401,692

Long-term trade receivables	¥72,844	¥80,856	$622,598

Installment and lease receivables (less unearned interest) are included in trade notes and accounts receivable and long-term trade receivables.

Lease receivables primarily represent receivables from customers for equipment leased by Komatsu Forklift Co., Ltd. These leases are accounted for as sales-type leases in conformity with SFAS No. 13. Equipment sales revenue from sales-type leases are recognized at the inception of the lease.

At March 31, 2006 and 2005, lease receivables comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Minimum lease payments receivable	¥20,298	¥10,881	$173,487
Unearned income	(1,842)	(778)	(15,744)

Net lease receivables	¥18,456	¥10,103	$157,743

Cash flows received from the sale of trade notes and accounts receivable for the years ended March 31, 2006, 2005 and 2004 were ¥382,669 million ($3,270,675 thousand), ¥339,469 million and ¥294,210 million.

The Company and some consolidated subsidiaries retain responsibility to service sold trade notes and accounts receivable that are sold pursuant to a securitization transaction, however contractual servicing fees are not received from the third parties separately. The investors and the trusts that hold the receivables have no or limited recourse rights to the Company and its consolidated subsidiaries’ assets in case of debtors’ default. Appropriate reserves have been established for potential losses relating to the limited recourse of the sold receivables. Also the Company and its consolidated subsidiaries, except for a certain U.S. subsidiary, as transferor do not retain any interest in the receivables sold.

The components of securitized trade receivables and other assets managed together at March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Total amount of trade receivables that are managed and securitized	¥654,638	¥551,907	$5,595,197
Assets transferred	(172,010)	(139,559)	(1,470,171)

Total amount of trade receivable on balance sheet	¥482,628	¥412,348	$4,125,026

A certain U.S. subsidiary’s retained interests, which are included in the recourse provisions, are subordinate to investor’s interests. Their values are estimated based on the present value of future expected cash flows, using certain key assumptions such as a weighted average life, prepayment speed over the life and expected credit losses over the life. Key assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the year ended March 31, 2006 and 2005 were as follows:

	2006	2005
Weighted-average life	31 months	31 months
Prepayment speed over the life	0.6%	1.8%
Expected credit losses over the life	1.6%	2.4%

The carrying amount of retained interest was ¥(817) million ($ (6,983) thousand) and ¥229 million as of March 31, 2006 and 2005, respectively. The impacts of 10% and 20% changes to the key assumptions on the fair value of retained interest as of March 31, 2006 are immaterial.

5. Inventories

At March 31, 2006 and 2005, inventories comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Finished products, including finished parts held for sale	¥243,164	¥208,933	$2,078,325
Work in process	78,869	57,435	674,094
Materials and supplies	48,041	40,634	410,607

Total	¥370,074	¥307,002	$3,163,026

6. Investment Securities

Investment securities at March 31, 2006 and 2005, primarily consisted of securities available for sale. The companies do not have intentions to sell these securities within a year as of the balance sheet date.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at March 31, 2006 and 2005, are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2006
Investment securities available for sale:
Marketable equity securities	¥18,341	¥63,514	¥111	¥81,744
Other investment securities at cost	13,000	—	—	13,000
Current portion of other investment securities at cost	415	—	—	415

	¥31,756	¥63,514	¥111	¥95,159

At March 31, 2005
Investment securities available for sale:
Marketable debt securities	¥10	¥—	¥—	¥10
Marketable equity securities	17,425	32,867	107	50,185
Other investment securities at cost	12,958	—	—	12,958
Current portion of other investment securities at cost	500	—	—	500

	¥30,893	¥32,867	¥107	¥63,653

	Thousands of U.S. dollars
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2006
Investment securities available for sale:
Marketable equity securities	$156,761	$542,855	$949	$698,667
Other investment securities at cost	111,111	—	—	111,111
Current portion of other investment securities at cost	3,547	—	—	3,547

	$271,419	$542,855	$949	$813,325

Other investment securities primarily include non-marketable equity securities.

Unrealized holding gains and losses deemed to be temporary are included as a component of accumulated other comprehensive income (loss) until realized.

Proceeds from the sales of marketable securities and investment securities available for sale were ¥4,112 million ($35,145 thousand), ¥2,593 million and ¥14,056 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Net realized gains on sale of investment securities available for sale during the years ended March 31, 2006, 2005 and 2004, amounted to gains of ¥2,505 million ($21,410 thousand), gains of ¥162 million and gains of ¥211 million, respectively. They were included in “interest and other income” in the accompanying consolidated statements of income. The cost of the marketable securities and investment securities sold was computed based on the average-cost method.

7. Investments in and Advances to Affiliated Companies

At March 31, 2006 and 2005, investments in and advances to affiliated companies comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Investments in capital stock	¥16,559	¥13,952	$141,530
Advances	5,167	5,080	44,162

Total	¥21,726	¥19,032	$185,692

The Company owns investments principally in domestic sales distributors. Percentage of participation in such affiliated companies varies from 20% to 50%.

Dividends received from affiliated companies were ¥130 million ($1,111 thousand), ¥80 million and ¥184 million during the years ended March 31, 2006, 2005 and 2004, respectively.

Trade notes and accounts receivable from affiliated companies at March 31, 2006 and 2005, were ¥27,763 million ($ 237,291 thousand) and ¥32,488 million, respectively.

Short-term loans receivable from affiliated companies at March 31, 2006 and 2005, were ¥2,064 million ($17,641 thousand) and ¥5,329 million, respectively.

Trade notes and accounts payable to affiliated companies at March 31, 2006 and 2005, were ¥7,560 million ($64,615 thousand) and ¥5,771 million, respectively.

Net sales for the years ended March 31, 2006, 2005 and 2004, included net sales to affiliated companies in the amounts of ¥56,954 million ($486,786 thousand), ¥54,449 million and ¥49,978 million, respectively.

Intercompany profits (losses) have been eliminated in the consolidated financial statements.

For the year ended March 31, 2006, consolidated unappropriated retained earnings included the companies’ share of undistributed earnings of 50% or less owned companies accounted for by the equity method amounting to ¥5,470 million ($ 46,752 thousand).

The difference between the carrying amount of equity method investments and the amount of underlying equity in net assets is insignificant as of March 31, 2006 and 2005.

Summarized financial information for affiliated companies at March 31, 2006 and 2005, and for the years ended March 31, 2006, 2005 and 2004, is as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Current assets	¥98,735	¥98,319	$843,889
Net property, plant and equipment—less accumulated depreciation	35,992	37,355	307,624
Other assets	7,272	10,819	62,154

Total assets	¥141,999	¥146,493	$1,213,667

Current liabilities	¥77,376	¥81,711	$661,334
Noncurrent liabilities	23,625	27,683	201,923
Shareholders’ equity	40,998	37,099	350,410

Total liabilities and shareholders’ equity	¥141,999	¥146,493	$1,213,667

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Net sales	¥177,205	¥176,429	¥177,868	$1,514,573

Net income	¥4,872	¥2,750	¥1,857	$41,641

8. Property, Plant and Equipment

The major classes of property, plant and equipment at March 31, 2006 and 2005, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Land	¥83,119	¥73,178	$710,419
Buildings	278,696	289,552	2,382,017
Machinery and equipment	611,725	677,986	5,228,419
Construction in progress	14,737	8,261	125,957

Total	988,277	1,048,977	8,446,812
Less: accumulated depreciation	(587,610)	(682,317)	(5,022,308)

Net property, plant and equipment	¥400,667	¥366,660	$3,424,504

9. Pledged Assets

At March 31, 2006, assets pledged as collateral for short-term debt, long-term debt and guarantees for debt are as follows:

	Millions of yen	Thousands of U.S. dollars
Cash and cash equivalents	¥727	$6,214
Trade notes and accounts receivable	30	256
Property, plant and equipment—less accumulated depreciation	2,853	24,385

Total	¥3,610	$30,855

The above assets were pledged against the following liabilities:

	Millions of yen	Thousands of U.S. dollars
Liabilities appearing in the consolidated balance sheets as:
Short-term debt	¥1,408	$12,034
Long-term debt	1,475	12,607
Guarantees for debt	727	6,214

Total	¥3,610	$30,855

10. Goodwill and Other Intangible Assets

The information for intangible assets other than goodwill at March 31, 2006 and 2005 are as follows:

	Millions of yen
	2006			2005
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	¥26,941	¥(16,751)	¥10,190	¥27,398	¥(16,642)	¥10,756
Other	10,476	(2,692)	7,784	14,914	(3,202)	11,712

Total	37,417	(19,443)	17,974	42,312	(19,844)	22,468
Other intangible assets not subject to amortization			7,444			3,167

Total other intangible assets			¥25,418			¥25,635

	Thousands of U.S. dollars
	2006
	Gross carrying amount	Accumulated amortization	Net Carrying amount
Other intangible assets subject to amortization:
Software	$230,265	$(143,171)	$87,094
Other	89,538	(23,008)	66,530

Total	319,803	(166,179)	153,624
Other intangible assets not subject to amortization			63,624

Total other intangible assets			$217,248

For the fiscal year ended March 31, 2006, decrease of other in other intangible assets subject to amortization principally resulted from the sale of 75% of the Company’s interest in Advanced Silicon Materials LLC, and the increase of other intangible assets not subject to amortization principally was due to the additional acquisition of 26.5% of the outstanding shares of PT Komatsu Indonesia Tbk, resulting in a total 94.9% ownership. Such acquisition was not material to the Company’s consolidated financial statements.

The aggregate amortization expense of other intangible assets subject to amortization for the year ended March 31, 2006, 2005 and 2004 were ¥6,179 million ($52,812 thousand), ¥6,993 million and ¥5,543 million, respectively. The future estimated amortization expenses for each of five years relating to amounts currently recorded in the consolidated balance sheet are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥4,719	$40,333
2008	3,627	31,000
2009	2,923	24,983
2010	2,261	19,325
2011	1,198	10,239

The changes in carrying amounts of goodwill for the year ended March 31, 2006 and 2005 were as follow:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Balance at beginning of the year	¥21,277	¥16,812	$181,855
Goodwill acquired during the year	3,904	4,398	33,368
Impairment loss	(3,581)	—	(30,607)
Foreign exchange impact	400	67	3,418

Balance at end of the year	¥22,000	¥21,277	$188,034

At March 31, 2006, the amounts of goodwill allocated to the construction and mining equipment segment and the industrial machinery, vehicles and others segment were ¥21,984 million ($187,897 thousand) and ¥16 million ($137 thousand), respectively.

For the fiscal year ended March 31, 2006, the Company recognized an impairment loss of ¥3,041 million ($25,992 thousand), on goodwill allocated to a reporting unit in the construction and mining equipment segment due to unfavorable business circumstance where the net assets of the reporting unit is located. In addition, an impairment loss of ¥540 million ($ 4,615 thousand) was recognized in the electronics segment. The impairment losses were recognized based on the difference by which the net book value of the reporting unit to which the goodwill was assigned exceeded the estimated fair value of the same reporting unit as determined based on estimated future discounted cash flows.

Goodwill acquired during the fiscal year ended March 31, 2006 principally resulted from the acquisition of additional shares of PT Komatsu Indonesia Tbk, and goodwill acquired during the fiscal year ended March 31, 2005 principally resulted from the acquisition of additional shares of two domestic sales distributors in order to enhance sales activity in certain areas. Goodwill acquired during the fiscal year ended March 31, 2006 was allocated to the construction and mining equipment segment and the industrial machinery, vehicles and others segment.

11. Short-Term and Long-Term Debt

Short-term debt primarily consists of short-term bank loans. The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 2006 and 2005, were 3.8% and 2.4%, respectively. The Company and certain consolidated subsidiaries have entered into contracts for committed credit lines totaling ¥43,267 million ($369,803 thousand) and have unused committed lines of credit amounting to ¥36,796 million ($ 314,496 thousand) with certain financial institutions at March 31, 2006, which are available for full and immediate borrowings. The Company is party to a committed ¥50,000 million ($427,350 thousand) commercial paper program of which the entire amount was unused as of March 31, 2006. Financing under this program is available upon the satisfaction of certain customary procedural requirements. Long-term debt at March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Long-term debt with collateral (Note 9):
Banks, insurance companies and other financial institutions, maturing serially through 2006–2012, weighted-average rate 2.2% Government-owned banks and government agencies	¥—	¥8,934	$—
Other	417	4,060	3,564
Long-term debt without collateral:
Banks, insurance companies and other financial institutions, maturing serially through 2006–2017, weighted-average rate 1.5%	137,226	156,122	1,172,872
Euro Medium-Term Notes maturing serially through 2006–2011, weighted-average rate 4.5%	57,071	58,207	487,786
7.0% Senior Notes due 2005 (payable in U.S. dollars)	—	7,625	—
1.9% Unsecured Bonds due 2006	—	35,000	—
1.07% Unsecured Bonds due 2007	20,000	20,000	170,940
1.45% Unsecured Bonds due 2009	10,000	10,000	85,470
Capital lease obligations (Note 16)	47,692	40,479	407,624
Other	7,377	6,907	63,052

Total	279,783	347,334	2,391,308
Less: current maturities	(84,580)	(129,620)	(722,906)

Long-term debt	¥195,203	¥217,714	$1,668,402

In 1996, the Company, Komatsu Finance America Inc. and Komatsu Finance (Netherlands) B.V. registered the US$1.0 billion Euro Medium-Term Note Program (“the Program”) on the London Stock Exchange. On April 1, 1999, the registered amount of the Program was increased to US$1.2 billion. On October 14, 2003, Komatsu Europe Coordination Center N.V. was added as an issuer under the Program. At March 31, 2006, the issuers under the Program were the Company, Komatsu Finance America Inc. and Komatsu Europe Coordination Center N.V. Under the Program, each of the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuers and dealers. Komatsu Finance America Inc. issued ¥12,000 million ($102,564 thousand) during fiscal year ended March 31, 2006, and ¥8,000 million during fiscal year ended March 31, 2005 of Euro Medium-Term Notes with various interest rates and maturity dates. Komatsu Europe Coordination Center N.V. issued ¥6,500 million ($55,556 thousand) during fiscal year ended March 31, 2006, and ¥9,500 million during fiscal year ended March 31, 2005 of Euro Medium-Term Notes with various interest rates and maturity dates.

The Company has established a program to issue up to ¥100,000 million ($854,701 thousand) of variable term bonds.

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

Annual maturities of long-term debt subsequent to March 31, 2006, excluding market value adjustments for balances subject to qualifying fair value hedges of ¥2,369 million ($20,248 thousand) are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥85,616	$731,761
2008	64,877	554,504
2009	64,571	551,889
2010	47,695	407,650
2011	15,148	129,470
2012 and thereafter	4,245	36,282

Total	¥282,152	$2,411,556

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

The Company and a domestic subsidiary made a shift from a tax qualified defined benefit pension plan to a defined benefit cash balance pension plan during the year ended March 31, 2006 and 2005. Under the cash balance pension plan, each employee has an account which is credited yearly based on the current rate of pay and market-related interest rate. Adoption of the cash balance pension plans did not have a material effect on the actuarial determined pension obligations as of such dates.

Certain subsidiaries have various funded pension plans and/or unfunded severance payment plans for their employees, which are based on years of service and certain other factors. The Company and certain subsidiaries’ funding policy is to contribute the amounts to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

Net periodic cost of the defined benefit plans for the years ended March 31, 2006, 2005 and 2004, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Service cost—Benefits earned during the year	¥7,454	¥6,719	¥6,807	$63,709
Interest cost on projected benefit obligation	3,565	3,866	3,931	30,470
Expected return on plan assets	(2,947)	(2,619)	(1,738)	(25,188)
Net amortization and defferral	2,951	3,171	4,745	25,223

Net periodic cost	¥11,023	¥11,137	¥13,745	$94,214

The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the defined benefit plans are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Change in benefit obligation:
Benefit obligation, beginning of year	¥146,617	¥142,769	$1,253,137
Service cost	7,454	6,719	63,709
Interest cost	3,565	3,866	30,470
Actuarial loss	4,625	2,182	39,530
Acquisition	66	788	564
Divestiture	(3,180)	—	(27,179)
Benefits paid	(9,975)	(10,480)	(85,256)
Foreign currency exchange rate change	1,725	773	14,743

Benefit obligation, end of year	¥150,897	¥146,617	$1,289,718

Change in plan assets:
Fair value of plan assets, beginning of year	¥97,959	¥94,675	$837,256
Actual return on plan assets	16,294	3,764	139,265
Employer contribution	8,007	4,360	68,436
Acquisition	—	609	—
Divestiture	(1,583)	—	(13,530)
Benefits paid	(6,343)	(5,878)	(54,213)
Foreign currency exchange rate change	1,296	429	11,077

Fair value of plan assets, end of year	¥115,630	¥97,959	$988,291

Funded status of the plans:
Funded status	¥(35,267)	¥(48,658)	$(301,427)
Unrecognized net loss	21,749	33,745	185,888
Unrecognized prior service cost	2,018	2,552	17,248

Net amount recognized	¥(11,500)	¥(12,361)	$(98,291)

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost	¥6,967	¥2,491	$59,547
Accrued benefit liability	(37,452)	(45,902)	(320,103)
Intangible assets included in other assets	2,018	2,552	17,248
Amount included in accumulated other comprehensive income(loss), gross of tax	16,967	28,498	145,017

Net amount recognized	¥(11,500)	¥(12,361)	$(98,291)

The accumulated benefit obligations for all defined benefit plans were ¥142,338 million ($1,216,564 thousand) and ¥138,638 million, respectively, at March 31, 2006 and 2005.

Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets is as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥136,491	¥134,397	$1,166,590
Plan assets	108,104	92,734	923,966

Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥150,506	¥146,617	$1,286,376
Plan assets	115,188	97,959	984,513

Information with respect to the defined benefit plans is as follows:

Measurement date

The Company and certain subsidiaries use a measurement date of March 31 for substantially all of its defined benefit plans.

Assumptions

	Domestic plans		Foreign plans
Weighted-average assumptions used to determine benefit obligations at March 31:	2006	2005	2006	2005
Discount rate	2.0%	2.0%	5.3%	5.9%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.7%	3.9%	—	—
Assumed rate of increase in future compensation levels	2.4%	2.4%	4.3%	4.4%

	Domestic plans			Foreign plans
Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:	2006	2005	2004	2006	2005	2004
Discount rate	2.0%	2.2%	2.3%	5.9%	6.2%	6.7%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.9%	3.9%	—	—	—	—
Assumed rate of increase in future compensation levels	2.4%	2.3%	2.3%	4.4%	4.1%	4.8%
Expected long-term rate of return on plan assets	1.9%	1.9%	0.8%	7.7%	8.4%	8.9%

The Company and a certain domestic subsidiary made a shift from tax qualified defined benefit pension plans to defined benefit cash balance pension plans during the years ended March 31, 2006 and 2005. These companies adopt the assumed rate of increase in future compensation levels to be used under the point-based benefit system during the years ended March 31, 2006 and 2005.

The Company and certain subsidiaries determine the expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and actual historical returns of each plan asset category.

Plan assets

The benefit plan weighted-average asset allocations at March 31, 2006 and 2005 were as follows:

	2006	2005
Equity securities	45.9%	40.9%
Debt securities	33.7%	35.0%
Life insurance company general accounts	18.2%	23.3%
Others	2.2%	0.8%

Total	100.0%	100.0%

In order to secure long-term comprehensive earnings, the Company and certain subsidiaries’ investment policies are designed to ensure adequate plan assets to provide future payments of pension benefits to eligible participants. Taking into account the expected long-term rate of return on plan assets, the Company and certain subsidiaries formulate a basic portfolio comprised of the judged optimum combination of equity and debt securities. Plan assets are invested in individual equity and debt securities in accordance with the guidelines of the basic portfolio in order to produce a total return that will match the expected return on a mid-term to long-term basis. The Company and certain subsidiaries evaluate the gap between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the basic portfolio. The Company and certain subsidiaries revise the basic portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

The “Pension and Retirement Benefit Committee” is organized in the Company in order to periodically monitor the employment of such plan assets.

Equity securities include common stock of the Company and certain of its domestic listed subsidiaries in the amounts of ¥41 million (0.05% of the Company’s total plan assets) and ¥105 million (0.15% of the Company’s total plan assets) at March 31, 2006 and 2005, respectively.

Cash flows

(1) Contributions

The Company and certain subsidiaries expect to contribute ¥4,364 million ($37,299 thousand) to their benefit plans in the year ending March 31, 2007.

(2) Estimated future benefit payments

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥11,205	$95,769
2008	13,797	117,923
2009	13,364	114,222
2010	13,865	118,504
2011	13,027	111,342
Through 2012-2016	¥53,159	$454,350

Other postretirement benefit plan

Some U.S. subsidiaries provide certain postretirement health care and life insurance benefits for substantially all of their employees. The plans are contributory, with contributions indexed to salary levels. Employee contributions are adjusted to provide for any costs of the plans in excess of those paid for by the subsidiaries. The policy is to fund the cost of these benefits as claims and premiums are paid. These benefits are currently unfunded.

Net periodic postretirement benefit cost of the U.S. subsidiaries’ plans for the years ended March 31, 2006, 2005 and 2004, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Service cost	¥266	¥253	¥239	$2,274
Interest cost	625	663	713	5,342
Net amortization and defferral	369	353	371	3,153

Net periodic postretirement benefit cost	¥1,260	¥1,269	¥1,323	$10,769

Accumulated postretirement benefit obligation and funded status of the U.S. subsidiaries’ plans at March 31, 2006 and 2005:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Accumulated postretirement benefit obligation	¥12,224	¥11,143	$104,479

Funded status of the plans:
Funded status	¥(12,224)	¥(11,143)	$(104,479)
Unrecognized net loss	4,561	3,812	38,983
Unrecognized prior service cost	1,976	1,912	16,889

Accrued benefit liability	¥(5,687)	¥(5,419)	$(48,607)

Information with respect to the plans is as follows:

Measurement date

The U.S. subsidiaries use December 31 as a measurement date for their post retirement benefit plan.

Assumptions

Weighted-average assumptions used to determine accumulated postretirement benefit obligations at March 31:

		2006	2005
Discount rate		5.3%	5.8%

Weighted average assumptions used to determine net periodic postretirement benefit cost for the years ended March 31:
	2006	2005	2004
Discount rate	5.8%	6.3%	6.8%

At March 31, 2006 and 2005, the impact of a one percentage point change in the assumed health care cost trend rates was not material to the Company’s consolidated financial position or results of operations.

Cash flows

(1) Contributions

The U.S. subsidiaries expect to contribute ¥790 million ($6,752 thousand) to their post retirement benefit plan participant in the year ending March 31, 2007.

(2) Estimated future benefit payments

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥703	$6,009
2008	702	6,000
2009	685	5,855
2010	684	5,846
2011	679	5,803
2012-2016	¥3,221	$27,530

In addition to the aforementioned plans, certain other subsidiaries provide retirement benefits to certain employees. These retirement benefit plans are generally not funded. At March 31, 2006, 2005 and 2004, these subsidiaries have fully provided for the benefits. Such amounts are not material to the Company’s consolidated financial position or results of operations for any of the periods presented. Directors of the Company and domestic subsidiaries are primarily covered by unfunded retirement allowance plans. At March 31,2006, 2005 and 2004, the amounts required if all directors covered by the plans had terminated their service have been fully accrued. Such amounts are not material to the Company’s consolidated financial position or results of operations for any of the periods presented.

Certain foreign subsidiaries maintain various defined contribution plans covering certain employees. The amount of cost recognized for all periods presented is not material to the Company’s consolidated financial position or results of operations.

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

If such United States practice had been applied to the cumulative free distributions made by the Company, capital surplus at March 31, 2006, would have been increased by ¥103,189 million ($881,957 thousand) with a corresponding decrease in unappropriated retained earnings. At March 31, 2006 and 2005, affiliated companies owned 1,134,000 and 1,246,000 shares which represent 0.11% and 0.13% of the Company’s common stock outstanding, respectively.

The Corporate Act, which has been in force since May 1, 2006 (the Act), requires a company to obtain the approval of shareholders for transferring an amount between common stock and capital surplus. The Act also permits a company to transfer an amount of capital or capital surplus to legal reserve or retained earnings mainly upon approval of shareholders.

(2) Retained Earnings Appropriated for Legal Reserve

Effective October 1, 2001, the Code provides that an amount equal to at least 10% of appropriations paid in cash shall be appropriated as a legal reserve until the total amount of capital surplus and legal reserve equals 25% of the stated amount of common stock. The capital surplus and legal reserve, up to 25% of stated amount of common stock, are not available for dividends or certain other purposes but may be used to reduce a deficit or may be transferred to common stock. The capital surplus and legal reserve, exceeding 25% of common stock, are available for distribution upon approval of the shareholders.

The Act provides that an amount equal to 10% of retained earnings distributed each fiscal period shall be appropriated as a legal reserve until the total amount of capital surplus and legal reserve becomes equal to 25% of the amount of common stock. Legal reserve is available for being transferred to common stock or capital surplus or to retained earnings upon approval of shareholders.

(3) Retained Earnings and Dividends

The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company’s general books of account maintained in accordance with generally accepted Japanese accounting practices. In addition to the Code provision requiring an appropriation for legal reserve as discussed above, the Code imposes certain limitations on the amount of retained earnings available for dividends. Accordingly, total shareholders’ equity of ¥245,489 million ($2,098,197 thousand), included in the Company’s general books of account as of March 31, 2006 is available for dividends under the Code.

The Code permits transfers, upon approval of shareholders, of a portion of unappropriated retained earnings available for dividends to common stock account without issuance of any shares.

The Board of Directors intends to recommend to the shareholders, at the general meeting to be held on June 23, 2006, payment of a cash dividend totaling ¥9,936 million ($84,923 thousand) to shareholders of record on March 31, 2006. In accordance with the Code, the approved dividend has not been reflected in the consolidated financial statements as of March 31, 2006. Dividends are reported in the Consolidated Statements of Shareholders’ Equity when approved and paid.

The Act provides that a company can make dividends of earnings anytime with resolution of the shareholders. It also provides that a company can declare an interim dividend once a fiscal year according to its charter of corporation. The Act imposes limitation on an amount of retained earnings available for dividends as well as the Code. The amount of shareholders’ equity available for dividends as of March 31, 2006 under the Act is the same as one of under the Code.

(4) Stock Option Plan

On June 24, 2005, the Board of Directors authorized the acquisition of 1,700,000 shares of the Company’s common stock for the total consideration not exceeding ¥1,800 million ($15,385 thousand) by July 29, 2005. On June 25, 2004, the Board of Directors authorized the acquisition of 1,500,000 shares of the Company’s common stock for the total consideration not exceeding ¥1,200 million by July 30, 2004. On June 26, 2003, the shareholders authorized the acquisition of 10,000,000 shares of the Company’s common stock for the total consideration not exceeding ¥5,000 million during the period up to the close of the following annual general shareholders’ meeting in June 2003. The Company intends to transfer such treasury shares to directors and certain employees and certain directors of subsidiaries under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is set to equal an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange at the date of the grant. Based on the resolutions of the shareholders’ meeting on June 24, 2005, June 25, 2004 and June 26, 2003, the Company issued 1,610 rights, 1,430 rights and 1,280 rights of its share acquisition rights during the years ended March 31, 2006, 2005 and 2004, respectively. The options vest 100% on each of the grant dates and are exercisable from August 1, 2006, August 1, 2005 and August 1, 2004.

The Company uses the intrinsic value measurement prescribed by APB Opinion No. 25 to account for stock options and no additional compensation cost was recorded as exercise prices were at least equal to the market price at the date of grant in the years ended March 31, 2006, 2005 and 2004.

The following table summarizes information about stock option activity for fiscal 2006, 2005 and 2004:

	2006			2005		2004
	Number of shares	Weighted average execise price		Number of shares	Weighted average execise price	Number of shares	Weighted average execise price
		Yen	U.S. dollars		Yen		Yen
Outstanding at beginning of year	6,409,000	¥665	$5.68	6,460,000	¥659	5,400,000	¥666
Granted	1,610,000	1,126	9.62	1,430,000	673	1,280,000	595
Execised	(4,254,000)	678	5.79	(491,000)	542	(220,000)	461
Cancelled or Expired	(100,000)	820	7.01	(990,000)	700	—	—

Outstanding at end of year	3,665,000	848	7.25	6,409,000	665	6,460,000	659

Execisable at end of year	2,055,000	630	5.38	4,979,000	662	5,180,000	675

The informations of options outstanding and options execisable at March 31, 2006 are as follows.

	Outstanding				Options Execisable
	Number of shares	Weighted average execise price		Weighted average remaining contractual life	Number of shares	Weighted average execise price
Execise Prices		Yen	U.S. dollars	year		Yen	U.S. dollars
¥445 - 650	920,000	¥557	$4.76	2.8	920,000	¥557	$4.76
¥651 - 900	1,135,000	689	5.89	5.2	1,135,000	689	5.89
¥901 - 1,126	1,610,000	1,126	9.62	7.3	—	—	—

¥445 - 1,126	3,665,000	848	7.25	5.5	2,055,000	630	5.38

The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2006	2005	2004
Grant-date fair value	¥434 ($3.71)	¥179	¥179
Expected life	8 years	8 years	6 years
Risk-free rate	1.12%	1.65%	0.50%
Expected volatility	40.00%	30.00%	35.00%
Expected dividend yield	1.24%	1.56%	1.01%

14. Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative instruments, and is included in the consolidated statements of shareholders’ equity.

Accumulated other comprehensive income (loss) at March 31, 2006, 2005 and 2004, is as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Foreign currency translation adjustments:
Balance, beginning of year	¥(22,161)	¥(26,825)	¥(16,929)	$(189,410)
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	19,921	4,664	(9,896)	170,265

Balance, end of year	¥(2,240)	¥(22,161)	¥(26,825)	$(19,145)

Net unrealized holding gains on securities available for sale:
Balance, beginning of year	¥18,605	¥15,491	¥1,263	$159,017
Net increase (decrease)	18,305	3,114	14,228	156,453

Balance, end of year	¥36,910	¥18,605	¥15,491	$315,470

Pension liability adjustments:
Balance, beginning of year	¥(17,340)	¥(11,861)	¥(15,478)	$(148,206)
Adjustment for the year	6,041	(5,479)	3,617	51,633

Balance, end of year	¥(11,299)	¥(17,340)	¥(11,861)	$(96,573)

Net unrealized holding gains (losses) on derivative instruments:
Balance, beginning of year	¥(589)	¥(599)	¥(1,837)	$(5,034)
Net increase (decrease)	313	10	1,238	2,675

Balance, end of year	¥(276)	¥(589)	¥(599)	$(2,359)

Total accumulated other comprehensive income (loss)
Balance, beginning of year	¥(21,485)	¥(23,794)	¥(32,981)	$(183,633)
Other comprehensive income (loss) for the year	44,580	2,309	9,187	381,026

Balance, end of year	¥23,095	¥(21,485)	¥(23,794)	$197,393

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2006:
Foreign currency translation adjustments	¥19,921	¥—	¥19,921
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	31,038	(12,660)	18,378
Less: reclassification adjustment for (gains) or losses included in net income	(233)	160	(73)

Net unrealized gains (losses)	30,805	(12,500)	18,305
Pension liability adjustments	11,531	(5,490)	6,041
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(1,951)	796	(1,155)
Net (gains) or losses reclassified into earnings	2,479	(1,011)	1,468

Net unrealized gains (losses)	528	(215)	313

Other comprehensive income (loss)	¥62,785	¥(18,205)	¥44,580

2005:
Foreign currency translation adjustments	¥4,664	¥—	¥4,664
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	5,635	(2,299)	3,336
Less: reclassification adjustment for (gains) or losses included in net income	(342)	120	(222)

Net unrealized gains (losses)	5,293	(2,179)	3,114
Pension liability adjustments	(9,139)	3,660	(5,479)
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(480)	196	(284)
Net (gains) or losses reclassified into earnings	497	(203)	294

Net unrealized gains (losses)	17	(7)	10

Other comprehensive income (loss)	¥835	¥1,474	¥2,309

2004:
Foreign currency translation adjustments	¥(9,896)	¥—	¥(9,896)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	24,120	(9,773)	14,347
Less: reclassification adjustment for (gains) or losses included in net income	(433)	314	(119)
Net unrealized gains (losses)	23,687	(9,459)	14,228
Pension liability adjustments	6,253	(2,636)	3,617
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	2,186	(886)	1,300
Net (gains) or losses reclassified into earnings	(104)	42	(62)

Net unrealized gains (losses)	2,082	(844)	1,238

Other comprehensive income (loss)	¥22,126	¥(12,939)	¥9,187

	Thousands of U.S. dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2006:
Foreign currency translation adjustments	$170,265	$—	$170,265

Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	265,282	(108,205)	157,077

Less: reclassification adjustment for (gains) or losses included in net income	(1,991)	1,367	(624)

Net unrealized gains (losses)	263,291	(106,838)	156,453

Pension liability adjustments	98,555	(46,922)	51,633

Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(16,675)	6,803	(9,872)

Net (gains) or losses reclassified into earnings	21,188	(8,641)	12,547

Net unrealized gains (losses)	4,513	(1,838)	2,675

Other comprehensive income (loss)	$536,624	$(155,598)	$381,026

15. Income Taxes

Income before income taxes, minority interests and equity in earnings of affiliated companies and income taxes for the years ended March 31, 2006, 2005 and 2004, were as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Income before income taxes, minority interests and equity in earnings of affiliated companies:
Domestic	¥64,424	¥50,713	¥23,288	$550,632
Foreign	104,649	47,990	3,748	894,436

	¥169,073	¥98,703	¥27,036	$1,445,068

Income taxes:
Current—
Domestic	¥31,729	¥7,881	¥16,121	$271,188
Foreign	16,039	8,754	4,233	137,086

	47,768	16,635	20,354	408,274

Deferred—
Domestic	3,349	16,341	(16,578)	28,624
Foreign	(4,096)	3,068	(7,295)	(35,009)

	(747)	19,409	(23,873)	(6,385)

Total	¥47,021	¥36,044	¥(3,519)	$401,889

Total income taxes recognized for the years ended March 31, 2006, 2005 and 2004 were applicable to the following:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Income before income taxes, minority interests and equity in earnings of affiliated companies	¥47,021	¥36,044	¥(3,519)	$401,889
Other comprehensive income (loss):
Net unrealized holding gains on securities available for sale	12,500	2,179	9,459	106,838
Pension liability adjustments	5,490	(3,660)	2,636	46,922
Net unrealized holding gains (losses) on derivative instruments	215	7	844	1,838

Total income taxes	¥65,226	¥34,570	¥9,420	$557,487

Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 2006 and 2005, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Deferred tax assets:
Allowances provided, not yet recognized for tax	¥5,139	¥5,429	$43,923
Accrued expenses	40,983	41,330	350,282
Property, plant and equipment	8,194	15,234	70,034
Inventories	10,752	7,927	91,897
Net operating loss carryforwards	31,310	56,144	267,607
Research and development expenses	4,903	4,302	41,906
Other	17,551	14,031	150,009

Total gross deferred tax assets	118,832	144,397	1,015,658

Less valuation allowance	(35,490)	(56,608)	(303,333)

Net deferred tax assets	¥83,342	¥87,789	$712,325

Deferred tax liabilities:
Unrealized holding gains on securities available for sale	¥26,034	¥13,229	$222,513
Deferral of profit from installment sales	398	520	3,402
Property, plant and equipment	12,262	13,109	104,803
Undistributed earnings of foreign subsidiaries	1,090	—	9,316
Other	—	3,004	—

Total deferred tax liabilities	¥39,784	¥29,862	$340,034

Net deferred tax assets and liabilities as of March 31, 2006 and 2005 are reflected on the consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Deferred income taxes and other current assets	¥48,750	¥36,367	$416,667
Deferred income taxes and other assets	30,298	29,505	258,957
Deferred income taxes and other current liabilities	(16)	(226)	(137)
Deferred income taxes and other liabilities	(35,474)	(7,719)	(303,196)

	¥43,558	¥57,927	$372,291

The valuation allowance was ¥47,194 million as of March 31, 2003. The net changes in the total valuation allowance for the years ended March 31, 2006, 2005 and 2004 were a decrease of ¥21,118 million ($180,496 thousand), an increase of ¥6,335 million and an increase of ¥3,079 million, respectively.

Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets in the amount of ¥1,798 million ($15,368 thousand) as of March 31, 2006 will be allocated to goodwill and other intangible assets.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses available to be utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the companies will realize the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowances at March 31, 2006 and 2005. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company and its domestic subsidiaries are subject to a National Corporate tax rate of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.8%. The inhabitant tax rate and Enterprise tax rate vary by local jurisdiction. In March 2003, Japanese government approved the Amendments to Local Tax Law, which reduce standard business tax rates as well as additionally levying business tax based on corporate size. It has become effective for the year beginning on and after April 1, 2004. Consequently, combined statutory tax rate has been lowered to approximately 40.8% effective for deferred tax assets and liabilities expected to be settled or realized commencing April 1, 2004 and the effect of the tax rate change of ¥471 million were charged to income taxes for the year ended March 31, 2004.

The differences between the combined statutory tax rates and the effective tax rates for the years ended March 31, 2006, 2005 and 2004, are summarized as follows:

	2006	2005	2004
Combined statutory tax rate	40.8%	40.8%	41.7%
Increase (decrease) in tax rates resulting from:
Increase in valuation allowance	5.1	6.9	30.7
Expenses not deductible for tax purposes	3.2	3.2	10.8
Realization of tax benefits on operating losses of subsidiaries	(12.9)	(5.2)	(6.5)
Income of foreign subsidiaries taxed at lower than Japanese normal rate	(6.0)	(7.0)	(23.5)
Effect of tax rate change	—	—	1.7
Recognition of deferred tax assets for unrealized loss on investment in a subsidiary	—	—	(64.7)
Tax credit for research and development expenses	(2.0)	—	(4.0)
Other, net	(0.4)	(2.2)	0.8

Effective tax rate	27.8%	36.5%	(13.0)%

Realization of tax benefits on operating losses of subsidiaries during the year ended March 31, 2006, which represented 12.9% of the difference between the statutory and effective tax rate, related to the tax benefits recognized by Komatsu America Corp. amounting to ¥18,357 million ($156,897 thousand) on net operating loss carryforwards of its subsidiaries.

Recognition of deferred tax assets for unrealized loss on investment in a subsidiary during the year ended March 31, 2004, which represented 64.7% of the difference between the statutory and effective tax rate, related to the recognition of the deferred tax assets of ¥17,504 million for the previously recognized loss on investment in Komatsu Silicon America, Inc.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2006, undistributed earnings of foreign subsidiaries aggregated ¥171,391 million ($1,464,880 thousand). At March 31, 2005 and 2004, no deferred tax liabilities were recognized because the Company considered those earnings to be permanently reinvested. In the fiscal year 2006, the Company changed its policy to distribute a certain portion of undistributed earnings of a foreign subsidiary and recognized deferred tax liabilities of ¥1,090 million ($9,316 thousand) associated with those earnings. As of March 31, 2006, the Company has not recognized deferred tax liabilities of ¥11,551 million ($98,726 thousand) for such portion of undistributed earnings of foreign subsidiaries that the Company intends to reinvest permanently. At March 31, 2006, the Company and certain subsidiaries had net operating loss carry-forwards aggregating approximately ¥78,221 million ($668,556 thousand), which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
Within 5 years	¥19,500	$166,667
6 to 20 years	46,516	397,573
Indefinite periods	12,205	104,316

Total	¥78,221	$668,556

16. Rent Expenses

The companies lease office space and equipment and employee housing under cancelable and non-cancelable lease agreements. Rent expenses under cancelable and non-cancelable operating leases amounted to ¥6,806 million ($58,171 thousand), ¥6,169 million and ¥4,499 million, respectively, for the years ended March 31, 2006, 2005 and 2004. Lease contracts for equipment that qualify as capital leases in conformity with SFAS No. 13 have been capitalized. At March 31, 2006, the future minimum lease payments under non-cancelable operating leases and capital leases are as follows:

	Millions of yen			Thousands of U.S. dollars
Year ending March 31	Capital leases	Operating lease commitments	Total	Capital leases	Operating lease commitments	Total
2007	¥13,929	¥2,895	¥16,824	$119,051	$24,744	$143,795
2008	12,930	2,241	15,171	110,513	19,154	129,667
2009	11,197	1,615	12,812	95,701	13,803	109,504
2010	7,369	1,172	8,541	62,983	10,017	73,000
2011	3,553	810	4,363	30,368	6,923	37,291
Thereafter	2,960	3,064	6,024	25,299	26,188	51,487

Total minimum lease payments	¥51,938	¥11,797	¥63,735	$443,915	$100,829	$544,744

Less: amounts representing interest	(4,246)			(36,291)

Present value of net minimum capital lease payments	¥47,692			$407,624

17. Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Net income	¥114,290	¥59,010	¥26,963	$976,838

	Number of shares
	2006	2005	2004
Weighted average common shares outstanding, less treasury stocks	992,733,616	991,662,555	992,483,580
Dilutive effect of:
Stock options	1,697,534	660,966	273,700

Weighted average diluted common shares outstanding	994,431,150	992,323,521	992,757,280

	Yen			U.S. cents
	2006	2005	2004	2006
Net income:
Basic	¥115.13	¥59.51	¥27.17	98.40	¢
Diluted	114.93	59.47	27.16	98.23

18. Commitments and Contingent Liabilities

At March 31, 2006, the companies were contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥12,806 million ($109,453 thousand) (Note 4).

The companies provide guarantees to third parties of loans of the employees, affiliated companies and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies and other companies are made to enhance the credit of those companies.

For each guarantee provided, the companies would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 8 years in the case of loans relating to the affiliated companies and other companies. The maximum amount of undiscounted payments the companies would have had to make in the event of default is ¥37,054 million ($316,701 thousand) at March 31, 2006. The fair value of the liabilities recognized for the companies’ obligations as guarantors under those guarantees at March 31, 2006 were insignificant. Certain of those guarantees were secured by collateral and insurance issued to the Company.

Management of the Company believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Commitments for capital expenditures outstanding at March 31, 2006, aggregated approximately ¥18,300 million ($ 156,410 thousand).

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

The companies also issue contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Change in accrued product warranty cost for the years ended March 31, 2006 and 2005 is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Balance at beginning of year	¥21,251	¥15,906	$181,632
Addition	22,051	19,159	188,470
Utilization	(17,575)	(13,606)	(150,213)
Other	855	(208)	7,308

Balance at end of year	¥26,582	¥21,251	$227,197

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

Fair Value Hedges

The companies use derivative financial instruments designated as fair value hedges to manage primarily interest rate and foreign exchange risks associated with debt obligations. Principally interest rate swaps and cross-currency swaps are used to hedge such risk for debt obligations. Changes in fair value of the hedged debt obligations and derivative instruments designated as fair value hedge are offset and recognized in other expense. For the year ended March 31, 2006, hedge ineffectiveness resulting from fair value hedging activities was not material to the companies’ result of operations. During the same period, no fair value hedges were discontinued.

Cash Flow Hedges

The companies use derivative financial instruments designated as cash flow hedges to manage the companies’ foreign exchange risks associated with forecasted transactions and the companies’ interest risks associated with debt obligations. For transactions denominated in foreign currencies, the companies typically hedge forecasted and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, the companies enter into interest rate swap contracts to manage the changes in cash flows. The companies record the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss). These amounts are reclassified into earnings through interest and other income or expense when the hedged items impact earnings. Approximately ¥235 million ($2,009 thousand) of existing loss included in accumulated other comprehensive income (loss) at March 31, 2006 will be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the years ended March 31, 2006 as a result of anticipated transactions that are no longer probable of occurring.

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

Notional Principal Amounts of Derivative Financial Instruments

Notional principal amounts of derivative financial instruments outstanding at March 31, 2006 and 2005 are as follows.

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Forwards and options:
Sale of foreign currencies	¥69,675	¥62,195	$595,513
Purchase of foreign currencies	35,656	30,915	304,752
Option contracts (purchased)	2,128	1,871	18,188
Interest rate swap, cross-currency swap and interest rate cap agreements	212,882	181,006	1,819,504

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

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, as of March 31, 2006 and 2005, are summarized as follows:

	Millions of yen				Thousands of U.S. dollars
	2006		2005		2006
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities	¥95,159	¥95,159	¥63,653	¥63,653	$813,325	$813,325
Long-term debt, including current portion	279,783	276,630	347,334	345,177	2,391,308	2,364,359

Derivatives:
Forwards and options
Assets	367	367	365	365	3,137	3,137
Liabilities	1,446	1,446	1,581	1,581	12,359	12,359
Interest rate swap, cross-currency swap and interest rate cap agreements
Assets	1,511	1,511	4,585	4,585	12,915	12,915
Liabilities	3,041	3,041	675	675	25,991	25,991

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

The following tables present certain information regarding the companies’ operating segments and geographic information at March 31, 2006, 2005 and 2004, and for the years then ended:

Operating segments:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Net sales:
Construction and Mining Equipment—
Customers	¥1,291,223	¥1,061,161	¥863,244	$11,036,094
Intersegment	21,203	15,199	9,743	181,222

Total	1,312,426	1,076,360	872,987	11,217,316
Industrial Machinery, Vehicles and Others—
Customers	300,160	266,455	241,991	2,565,470
Intersegment	84,845	63,496	45,240	725,171

Total	385,005	329,951	287,231	3,290,641
Electronics—
Customers	110,586	107,172	91,183	945,180
Intersegment	15	26	142	128

Total	110,601	107,198	91,325	945,308
Elimination	(106,063)	(78,721)	(55,125)	(906,521)

Consolidated	¥1,701,969	¥1,434,788	¥1,196,418	$14,546,744

Segment profit:
Construction and Mining Equipment	¥142,904	¥78,427	¥53,908	$1,221,402
Industrial Machinery, Vehicles and Others	24,223	16,857	11,251	207,034
Electronics	13,244	11,719	4,556	113,196

Total	180,371	107,003	69,715	1,541,632
Corporate expenses and elimination	(3,918)	(5,080)	(3,789)	(33,487)

Consolidated segment profit	176,453	101,923	65,926	1,508,145
Interest and other income	28,750	20,047	11,945	245,726
Interest expense	12,733	11,209	14,915	108,829
Other expenses	23,397	12,058	35,920	199,974

Consolidated income before income taxes	¥169,073	¥98,703	¥27,036	$1,445,068

Identifiable assets:
Construction and Mining Equipment	¥1,167,336	¥979,087	¥897,163	$9,977,231
Industrial Machinery, Vehicles and Others	259,951	215,679	215,668	2,221,803
Electronics	120,984	142,679	136,954	1,034,051
Corporate assets and elimination	103,854	111,623	98,860	887,641

Consolidated	¥1,652,125	¥1,449,068	¥1,348,645	$14,120,726

Depreciation and amortization:
Construction and Mining Equipment	¥50,399	¥46,630	¥44,469	$430,761
Industrial Machinery, Vehicles and Others	7,060	7,612	9,205	60,342
Electronics	13,956	13,362	14,089	119,282

Consolidated	¥71,415	¥67,604	¥67,763	$610,385

Capital expenditures:
Construction and Mining Equipment	¥99,622	¥64,547	¥56,345	$851,470
Industrial Machinery, Vehicles and Others	14,622	10,980	8,649	124,974
Electronics	22,384	13,492	13,055	191,316

Consolidated	¥136,628	¥89,019	¥78,049	$1,167,760

Transfers between segments are made at estimated arm’s length prices. Segment profit represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes. Depreciation and amortization don’t include amortization of long-term prepaid expenses of ¥1,225 million ($10,470 thousand).

Geographic information:

Net sales to customers recognized by sales destination for the years ended March 31, 2006, 2005 and 2004 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Net sales:
Japan	¥528,985	¥521,135	¥483,749	$4,521,239
The Americas	482,222	359,572	277,302	4,121,556
Europe and CIS	242,386	203,581	151,619	2,071,675
China	94,312	55,837	87,127	806,086
Asia (excluding Japan, China) and Oceania	237,989	210,861	135,542	2,034,094
Middle East and Africa	116,075	83,802	61,079	992,094

Consolidated net sales	¥1,701,969	¥1,434,788	¥1,196,418	$14,546,744

Net sales recognized by geographic origin and property, plant and equipment at March 31, 2006, 2005 and 2004, and for the years then ended are as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Net sales:
Japan	¥745,169	¥687,925	¥600,891	$6,368,966
U.S.A.	470,051	359,859	276,571	4,017,530
Europe	219,836	178,997	130,528	1,878,940
Other	266,913	208,007	188,428	2,281,308

Total	¥1,701,969	¥1,434,788	¥1,196,418	$14,546,744

Property, plant and equipment:
Japan	¥298,807	¥275,065	¥277,119	$2,553,906
U.S.A.	48,871	50,451	51,307	417,701
Europe	19,563	17,660	16,006	167,205
Other	33,426	23,484	22,929	285,692

Total	¥400,667	¥366,660	¥367,361	$3,424,504

No individual country within Europe or other areas had a material impact on net sales or property, plant and equipment.

There were no sales to a single major external customer for the years ended March 31, 2006, 2005 and 2004.

The following information shows net sales and segment profit recognized by geographic origin for the years ended March 31, 2006, 2005 and 2004. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Net sales:
Japan—
Customers	¥745,169	¥687,925	¥600,891	$6,368,966
Intersegment	324,211	252,636	193,245	2,771,034

Total	1,069,380	940,561	794,136	9,140,000

The Americas—
Customers	470,374	360,080	276,725	4,020,291
Intersegment	25,448	23,111	15,057	217,504

Total	495,822	383,191	291,782	4,237,795

Europe—
Customers	219,836	178,997	130,528	1,878,940
Intersegment	29,761	21,787	13,531	254,368

Total	249,597	200,784	144,059	2,133,308

Others—
Customers	266,590	207,786	188,274	2,278,547
Intersegment	24,464	13,681	8,644	209,094

Total	291,054	221,467	196,918	2,487,641
Elimination	(403,884)	(311,215)	(230,477)	(3,452,000)

Consolidated	¥1,701,969	¥1,434,788	¥1,196,418	$14,546,744

Segment profit:
Japan	¥96,141	¥57,725	¥41,175	$821,718
The Americas	39,069	24,713	7,492	333,923
Europe	20,386	11,964	5,175	174,239
Others	28,161	13,456	14,667	240,692
Corporate and elimination	(7,304)	(5,935)	(2,583)	(62,427)

Consolidated	¥176,453	¥101,923	¥65,926	$1,508,145

Identifiable assets:
Japan	¥1,046,024	¥1,014,317	¥996,641	$8,940,376
The Americas	411,091	340,270	300,400	3,513,598
Europe	151,664	125,891	99,100	1,296,273
Others	201,168	142,897	134,906	1,719,385
Corporate assets and elimination	(157,822)	(174,307)	(182,402)	(1,348,906)

Consolidated	¥1,652,125	¥1,449,068	¥1,348,645	$14,120,726

Overseas sales:
The Americas	¥482,222	¥359,572	¥277,302	$4,121,556
Europe	242,386	203,581	151,619	2,071,675
Others	448,376	350,500	283,748	3,832,274

Total	¥1,172,984	¥913,653	¥712,669	$10,025,505

Transfers between segments are made at estimated arm’s length prices. Segment profit represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and investment securities maintained for general corporate purposes.

22. Supplementary Information to Balance Sheets

At March 31, 2006 and 2005, deferred income taxes and other current assets were comprised of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Prepaid expenses	¥4,282	¥4,098	$36,598
Short-term loans receivables:
Affiliated companies	2,064	5,329	17,641
Other	2,106	5,000	18,000

Total	¥4,170	¥10,329	$35,641

Deferred income taxes	48,750	36,367	416,667
Other	52,576	43,311	449,368

Total	¥109,778	¥94,105	$938,274

23. Supplementary Information to Statements of Income

The following information shows research and development expenses and advertising costs, for the years ended March 31, 2006, 2005 and 2004. Research and development expenses, and advertising costs are charged to expense as incurred and are included in cost of sales and selling, general and administrative expenses in consolidated statements of income.

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Research and development expenses	¥50,211	¥46,448	¥42,602	$429,154
Advertising costs	3,992	3,764	3,412	34,120

Interest and other income for the years ended March 31, 2006, 2005 and 2004, were comprised of the following:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Interest-
Installment receivables	¥1,112	¥1,511	¥1,697	$9,504
Other	5,032	3,149	6,654	43,009
Dividends	763	649	398	6,521
Net gain from sale of investment securities	2,505	162	211	21,410
Gain from sale of subsidiaries	18,484	—	—	157,983
Gains on sale of property	—	11,269	2,198	—
Exchange gain or loss, net	—	2,441	—	—
Miscellaneous	854	866	787	7,299

Total	¥28,750	¥20,047	¥11,945	$245,726

Other expense for the years ended March 31, 2006, 2005 and 2004 were comprised of the following:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Loss on disposal or sale of fixed assets	¥8,609	¥4,311	¥7,611	$73,581
Exchange gain or loss, net	1,545	—	3,368	13,205
Other	4,763	3,547	5,890	40,710

Total	¥14,917	¥7,858	¥16,869	$127,496

24. Subsequent Event

On June 14, 2006, the Company and SUMCO Corporation (“SUMCO”) reached a basic agreement concerning SUMCO’s Tender Offer for 51% (15,402,000 shares) of the outstanding shares of Komatsu Electronic Metals Co., Ltd. (“KEM”), which is a 61.93% owned subsidiary of the Company. Pursuant to the terms of the basic agreement, the Company will subscribe the Tender Offer with all of its shares in KEM (18,702,900 shares).

The sale of shares is subject to certain closing conditions including completion of due diligence, acquisition of approval from the competition authorities in relevant countries and other necessary items. After such necessary procedures are completed, the Company and SUMCO will execute a definitive agreement regarding the Tender Offer.

The price for the Tender Offer will be ¥2,400 per common share of KEM (total price: approximately ¥36.9 billion). The price for Tender Offer may be adjusted depending on the results of the due diligence by SUMCO, and in certain other circumstances.

KEM represented approximately 4% of the consolidated net sales of the Company for the year ended March 31, 2006 and approximately 7% of consolidated assets at March 31, 2006.

SCHEDULE II

KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

	Millions of Yen						Thousands of U.S. dollars
Column A	Column B	Column C		Column D		Column E	Column E
		Additions
Description	Balance at beginning of fiscal period	Charged to costs and expenses	Charged to other accounts	Deductions		Balance at end of fiscal period	Balance at end of fiscal period
Valuation and qualifying accounts deducted from assets to which they apply:

Allowance for doubtful receivables
Year ended March 31, 2006	¥14,664	¥160	—	¥3,038	(a)	¥11,786	$100,735

Year ended March 31, 2005	¥15,222	¥3,175	—	¥3,733	(a)	¥14,664

Year ended March 31, 2004	¥9,063	¥11,597	—	¥5,438	(a)	¥15,222

Valuation allowance of deferred tax assets
Year ended March 31, 2006	¥56,608	¥8,546	¥3,129	¥32,793	(b)	¥35,490	$303,333

Year ended March 31, 2005	¥50,273	¥6,829	¥4,649	¥5,143	(b)	¥56,608

Year ended March 31, 2004	¥47,194	¥8,298	¥(3,474)	¥1,745	(b)	¥50,273

(a)	Principally uncollectible accounts and notes charged to the allowance
(b)	Realization or expiration of net operating loss carryforwards

EXHIBIT INDEX

Exhibit number	Title	Subsequently Numbered Page
Exhibit (1.1)	Articles of Incorporation of Komatsu Ltd., as amended (Translation)	1

Exhibit (1.2)	Regulations of The Board of Directors, as amended (Translation)	8

Exhibit (2)	Share Handling Regulations, as amended (Translation)	10

Exhibit (11)	Code of Ethics for Senior Officers (Translation)	20

Exhibit (12) a.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company	24

Exhibit (12) b.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company	25

Exhibit (13) a.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company	26

Exhibit (13) b.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company	27