Form 20-F
period 2007-03-31
KOMATSU LTD
filed 2007-07-05
CIK 56594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

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

Common Stock*

*4,108,564 American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 4 shares of Common Stock of Komatsu.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

994,368,068 shares (excluding 4,375,992 shares of Treasury Stock)

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of theExchange Act).    Yes  ☐,    No  ☒

In this document, KOMATSU LTD. is hereinafter referred to as the “Company,” and together with its consolidated subsidiaries, as “Komatsu.”

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following data for each of the fiscal years ended March 31, 2003 through March 31, 2007 has been derived from the Company’s audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). It should be read in conjunction with the Company’s audited consolidated balance sheets as of March 31, 2006 and 2007, the related consolidated statements of income, shareholders’ equity and cash flows for the three fiscal years ended March 31, 2007 and the notes thereto that appear elsewhere in this annual report.

Selected Financial Data

	(Millions of yen, except per share amounts)
	2007	2006	2005	2004	2003
Income Statement Data:
Net Sales 1)	1,893,343	1,612,140	1,356,071	1,127,300	1,027,290
Operating Income 1)	244,741	163,428	95,862	29,870	23,972
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies 1)	236,491	155,779	91,869	22,503	9,853
Income taxes 1)	79,745	43,970	34,285	(5,966)	4,698
Income from continuing operations 1)	153,264	109,141	55,868	25,726	1,403
Income from discontinued operations less applicable income taxes, minority interests and equity in earnings of affiliated companies 1)	11,374	5,149	3,142	1,237	1,606
Net income 2)	164,638	114,290	59,010	26,963	3,009

Per Share Data:
Net income
– Basic	165.70	115.13	59.51	27.17	3.09
– Diluted	165.40	114.93	59.47	27.16	3.09
Cash dividends
Yen	23.00	14.00	9.00	6.00	6.00
U.S. cents 3)	19.49

Depreciation and amortization	72,709	72,640	69,020	69,863	70,229
Capital Investment 1) 4)	129,680	113,934	76,907	65,235	60,163
Research and development expenses 1)	46,306	44,560	41,123	42,602	39,027

	(Millions of yen)

Balance Sheet Data:
Total Assets	1,843,982	1,652,125	1,449,068	1,348,645	1,306,354
Shareholders’ Equity	776,717	622,997	477,144	425,507	395,366
Number of Shares Issued at year-end	998,744,060	998,744,060	998,744,060	998,744,060	998,744,060

Number of Shares Outstanding at year-end	994,368,068	993,645,492	991,420,696	992,488,276	992,528,649

Notes:

1)	On October 18, 2006, the Company sold 51.0% of the shares of its consolidated subsidiary, Komatsu Electronic Metals Co., Ltd. (“KEM”), to SUMCO CORPORATION (“SUMCO”). Prior to this disposition, the Company held a 61.9% equity interest in KEM. On January 30, 2007, the Company signed a definitive agreement to sell the outdoor power equipment (“OPE”) business of Komatsu Zenoah Co. to a Japanese subsidiary of Husqvarna AB of Sweden. The sale of the OPE business was completed on April 2, 2007. As a result, the operating results of KEM and its subsidiaries as well as the OPE business of Komatsu Zenoah Co. and its subsidiaries engaging in the OPE business are no longer consolidated in Komatsu’s results as of the date of their respective disposition. The operating results of these subsidiaries and the OPE business, and the gain recognized on the sale of KEM and its subsidiaries are presented as income from discontinued operations in the consolidated statements of income in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” except for research and development expenses for the fiscal years ended March 31, 2003 and 2004. The above figures have been reclassified to take these sales into consideration.

2)	Net income for the fiscal year ended March 31, 2003 includes a charge of ¥265 million for the cumulative effect of accounting changes for goodwill and other intangible assets.

3)	The conversion rate between the Japanese yen to the U.S. dollar for the fiscal year ended March 31, 2007 is the approximate rate of exchange prevailing at the Federal Reserve Bank of New York as of March 30, 2007.

4)	The term “Capital Investment” as used in the above Selected Financial Data should be distinguished from the term “Capital Expenditures” as used in the consolidated statements of cash flows. The term “Capital Investment” as used in the above Selected Financial Data is defined to refer to the acquisition of property, plant and equipment including properties under capital leases on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates. Komatsu’s management uses this financial indicator to manage its capital investment and it believes that such indicator is useful to investors in that such indicator presents accrual basis capital investment in addition to the cash basis capital expenditures in the consolidated statements of cash flows.

The following table provides the noon buying rates for Japanese yen in The City of New York as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S. dollar during the periods indicated. The average Japanese yen exchange rates represent average noon buying rates on the last business day of each month during the respective period. The most recent available exchange rate for Japanese yen into U.S. dollars was ¥123.84 = U.S.$1 as of June 25, 2007.

Yen Exchange Rates per U.S. dollar:

	Average	High	Low	(Yen) Period-End
Year ended March 31
2003	121.10	115.71	133.40	118.07
2004	112.75	104.18	120.55	104.18
2005	107.28	102.26	114.30	107.22
2006	113.67	104.64	119.66	117.48
2007	116.55	112.26	121.02	117.56

		High	Low	Period-End
2006
December		114.98	119.02	119.02
2007
January		118.49	121.81	121.02
February		118.33	121.77	118.33
March		116.01	118.15	117.56
April		117.69	119.84	119.44
May		119.77	121.79	121.76

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Given the business environment in which Komatsu operates, Komatsu is exposed to a variety of risks and uncertainties. Komatsu has identified the following risks as its primary risks based on information currently available to it.

(1)	Economic and Market Conditions

As Komatsu is engaged in business on a global scale, the economic and market conditions and competitive environment in which Komatsu operates differs from region to region. In addition, demand for Komatsu’s products as well as the business environment in which Komatsu operates may change substantially as a result of changes in the economic and market conditions of each such region.

In economically-advanced regions in which Komatsu operates, demand for Komatsu’s products in both the Construction and Mining Equipment operating segment and the Industrial Machinery, Vehicles and Others operating segment is generally affected by cyclical changes in the economies. Therefore, factors which are beyond Komatsu’s control, such as levels of housing starts, industrial production, public investments in infrastructure development and private-sector capital outlays, may affect demand for Komatsu’s products, which may lead to inefficient inventory levels and/ or production capacities, thereby exerting a downward pressure on the sales prices of Komatsu’s products. Such changes in the business environment in which Komatsu operates may result in Komatsu recording lower profitability and incurring additional expenses in the Construction and Mining Equipment operating segment and the Industrial Machinery, Vehicles and Others operating segment, and may adversely affect Komatsu’s results of operations.

(2)	Foreign Currency Exchange Rate Fluctuations

Approximately 70% of Komatsu’s total sales are derived from sales outside of Japan, and a substantial portion of its overseas sales are affected by foreign currency exchange rate fluctuations. In general, an appreciation of the Japanese yen against another currency would adversely affect Komatsu’s results of operations, while a depreciation of the Japanese yen against another currency would have a favorable impact thereon. In addition, foreign currency exchange rate fluctuations may also affect the comparative prices between products sold by Komatsu and products sold by its foreign competitors in the same market, as well as the cost of materials used in the production of such products. Komatsu strives to alleviate the effect of such foreign currency exchange rate fluctuations by locating its production bases globally and placing such bases closer to the respective markets in which the products manufactured by such bases are sold. Komatsu also engages in hedging activities to minimize the effects of short-term foreign currency exchange rate fluctuations. Despite Komatsu’s efforts, if the foreign currency exchange rate fluctuates beyond Komatsu’s projected fluctuation range, Komatsu’s results of operations may be adversely affected.

(3)	Fluctuations in Financial Markets

While Komatsu is currently working on improving the efficiency of its assets to reduce its interest-bearing debt, its aggregate short- and long-term interest-bearing debt was approximately ¥350 billion as of March 31, 2007. Although Komatsu has strived to reduce the effect of interest rate fluctuations by procuring funds at fixed interest rates, an increase in interest rates may increase Komatsu’s interest expenses with respect to its interest-bearing debt subject to floating interest rates, thereby adversely affecting Komatsu's results of operations. In addition, fluctuations in the financial markets, such as fluctuations in the fair value of marketable securities and interest rates, may also increase the unfunded obligation portion of Komatsu’s pension plans or pension liabilities, which may result in an increase in pension expenses. Such an increase in interest expenses and pension expenses may adversely affect Komatsu’s results of operations and financial condition.

(4)	Laws and Regulations of Different Countries

Komatsu is subject to various governmental regulations and approval procedures in the countries in which it operates. If the government of a given country enacts new laws and regulations, such as laws and regulations relating to import/export duties, quotas, currency restrictions and taxation, which are unfavorable to Komatsu, Komatsu may be required to bear increased expenses in order to comply with such regulations. Such increased expenses may adversely affect Komatsu’s results of operations.

(5)	Environmental Laws and Regulations

Komatsu’s products and business operations are required to comply with increasingly stringent environmental laws and regulations in the numerous countries in which Komatsu operates. Komatsu expends a significant share of its management resources, such as research and development expenses, to comply with regulations concerning air and wastewater emission levels of its manufacturing facilities and products. If the existing standards are amended, Komatsu may be required to bear increased costs and to make further capital expenditures to comply with such new standards. Incurrence of such additional environmental compliance costs may adversely affect Komatsu’s results of operations.

(6)	Product Liability

While Komatsu endeavors to sustain and ensure the quality and reliability of its operations and products based on stringent standards established internally by Komatsu, it may face product liability claims or become exposed to other liabilities if unexpected defects in its products result in accidents. If the costs for addressing such claims or other liabilities are not covered by Komatsu’s existing insurance policies, Komatsu may be required to bear the cost thereto, which may adversely affect its financial condition.

(7)	Alliances and Collaborative Relationships

Komatsu has entered into various alliances and collaborative relationships with distributors, suppliers and other companies in its industry to reinforce its international competitiveness. Through such arrangements, Komatsu is working to improve its product development, production, supply and service capabilities. While Komatsu expects its alliances and collaborative relationships to be successful, Komatsu’s failure to attain expected results or the termination of such alliances or collaborative relationships may adversely affect Komatsu’s results of operations.

(8)	Procurement, Production and Other Matters

Komatsu’s procurement of parts and materials for its products is exposed to the fluctuations in commodity prices, mainly in the price of steel metal. Price increases in our commodities may increase the costs of materials as well as production costs of Komatsu’s products. In addition, an increase in commodity prices may result in a shortage of product parts and materials, making it difficult for Komatsu to engage in the timely procurement of parts and materials and manufacture of its products, thereby lowering Komatsu’s production efficiency. In an effort to reduce any adverse effect to its business as a result of an increase in material costs, Komatsu plans to reduce other costs and pass on the increase in material costs to its customers through its product prices. Komatsu plans to minimize the effects of a shortage in product parts or materials by promoting closer collaboration among all of its related business divisions. However, if the increase in commodity prices exceeds Komatsu’s expectations or a prolonged shortage of materials and parts occurs, Komatsu’s results of operations may be adversely affected.

(9)	Information Security, Intellectual Property and Other Matters

Komatsu may obtain confidential information concerning its customers and individuals in the normal course of its business. Komatsu also holds confidential business and technological information. Komatsu maintains such confidential information with the utmost care. To safeguard such confidential information from unauthorized access, tampering, destruction, leakage, losses and other damages, Komatsu employs appropriate safety measures, including implementing technological safety measures and strengthening its information management capabilities. If a leak of confidential information concerning customers and individuals were to occur, Komatsu may become liable for damages, or its reputation and its customers’ confidence in Komatsu may be adversely affected. In addition, if Komatsu’s confidential business and technological information were leaked or misused by a third party, or Komatsu’s intellectual properties were infringed upon by a third party, or a third party were to claim that Komatsu is liable for infringing on such third party’s intellectual property rights, Komatsu’s results of operations may be adversely affected.

(10)	Natural Calamities, Wars, Terrorism, Accidents and Other Matters

Komatsu conducts its business operations on a global scale and operates and maintains development, production, sales and other business facilities in many countries. If natural disasters, such as earthquakes and floods, wars, terrorist acts, accidents, unforeseeable criticism or interference by third parties or any malfunction of information and telecommunication systems in regions in which Komatsu operates occurs that causes extensive damage to one or more of its facilities that cannot become fully operational within a short period of time, delays or disruption in the procurement of materials and parts or the production and sales of Komatsu’s products and other service activities may result. Such delays or disruptions may adversely affect Komatsu’s results of operations.

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

The history and development of Komatsu’s global operations can be divided into three phases: (1) export from Japan, (2) offshore production, and (3) management of its global production and distribution network.

Since its first export to Argentina in 1955, Komatsu has gradually increased exports of its products. Komatsu established its first liaison office in India in 1964 and established sales companies in Europe, the United States and Asia between 1967 and 1971.

During the 1970s and 1980s, Komatsu started establishing its production facilities offshore and enhanced its offshore production by locating manufacturing plants close to their respective markets. In 1975, Komatsu commenced offshore production with the production of bulldozers in Brazil by Komatsu do Brasil Ltda., its first manufacturing plant outside Japan. Subsequently, Komatsu increased its global presence by establishing manufacturing plants in Indonesia, the United Kingdom and the United States during the 1980s. For example, during the 1980s, Komatsu established a joint venture company with Dresser Industries Inc. named Komatsu Dresser Company (currently known as Komatsu America Corp.) in the United States.

During the 1990s, Komatsu strengthened its overseas manufacturing capabilities and made efforts to optimize its production and distribution network on a global basis through various methods, including forming alliances and entering into joint ventures. For instance, Komatsu established Komatsu Cummins Engine Co. Ltd. and Industrial Power Alliance Ltd. in Japan and Cummins Komatsu Engine Company in the United States, with Cummins Engine Company (currently known as Cummins Inc.). In addition, Komatsu entered into three joint ventures in China, and a joint venture with Mannesmann Demag of Germany to establish Demag Komatsu GmbH (currently known as Komatsu Mining Germany GmbH).

The following are some of the significant transactions in the development of Komatsu’s business in recent years.

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

In July 2005, the Company’s wholly-owned subsidiary, Komatsu America Corp. (“KAC”), completed the sale of 75% of its ownership interest in Advanced Silicon Materials LLC (“ASiMI”) to Solar Grade Silicon Holdings Inc., a U.S. subsidiary of Renewable Energy Corporation AS (“REC”), a Norwegian company, while retaining the remaining 25% ownership interest. Simultaneously with the sale, the ownership interest in ASiMI was classified into Class A Units and Class B Units with the Class A Units having sole voting rights. The 25% ownership interest retained by KAC in ASiMI is in the form of Class B Units which do not have voting rights but whose consent is required for certain matters, including a liquidation of ASiMI and certain actions relating to the long term materials supply agreement. Ownership of the Class B Unit does not entitle KAC to share prospectively in the underlying profits and losses of ASiMI.

In July 2006, the Company entered into an agreement with Linde AG of Germany to acquire Linde AG’s 35% equity interest in the Company’s consolidated subsidiary, Komatsu Forklift Co., Ltd. In August 2006, the Company bought this 35% equity interest in Komatsu Forklift Co. Ltd. from Linde AG, making Komatsu Forklift Co., Ltd. a wholly-owned subsidiary.

In September 2006, the Company entered into an agreement with SUMCO pursuant to which the Company agreed to accept SUMCO’s tender offer for KEM. In October 2006, the Company sold 51.0% of its equity ownership in its consolidated subsidiary, KEM to SUMCO. Prior to this disposition, the Company held a 61.9% equity interest in KEM.

In October 2006 and December 2006, the Company completed two transactions to acquire an aggregate 29.3% equity interest in NIPPEI TOYAMA CORPORATION, one of the leading manufacturers in the field of transfer machines used in the processing of automobile engines, various grinding machines, wire saws used in the semiconductor and solar application industries, and laser cutting machines.

In January 2007, the Company signed a definitive agreement to sell the outdoor power equipment (“OPE”) business of Komatsu Zenoah Co. to a Japanese subsidiary of Husqvarna AB of Sweden. The sale of the OPE business was completed in April 2007.

PRINCIPAL CAPITAL INVESTMENT

Komatsu invests capital each year in the development and production of new products and the improvement of the operating efficiency of its production infrastructure, primarily focusing on the Construction and Mining Equipment operating segment. Komatsu’s capital investment for the fiscal years ended March 31, 2007, 2006 and 2005 were ¥ 129,680 million, ¥113,934 million and ¥76,907 million, respectively. Capital investment for the fiscal year ended March 31, 2007 by operating segment was as follows.

Capital Investment by Operating Segment

	Millions of Yen	Percentage Change as compared to the Fiscal Year ended March 31, 2006
	Fiscal Year ended March 31, 2007
Construction and Mining Equipment	¥111,003	11.4%
Industrial Machinery, Vehicles and Others	¥18,541	31.0%

Electronics	¥136	-13.4%

Total	¥129,680	13.8%

Notes:

1)	Amounts include certain leased machinery and equipment accounted for as capital leases.

2)	Capital investment from discontinued operations has been reclassified and previously reported amounts have been reclassified accordingly.

3)	The term “Capital Investment” as used in the above table should be distinguished from the term “Capital Expenditures” as used in the consolidated statements of cash flows. The term “Capital Investment” as used in the above table is defined to refer to the acquisition of property, plant and equipment including properties under capital leases on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates. Komatsu’s management uses this financial indicator to manage its capital investment and it believes that such indicator is useful to investors in that such indicator presents accrual basis capital investment in addition to the cash basis capital expenditures in the consolidated statements of cash flows.

In the Construction and Mining Equipment operating segment, Komatsu responded to a rising level of demand for its products for the fiscal year ended March 31, 2007 by bolstering its production capacity for products that were in high demand, such as large mining equipment, and main components of its equipment, such as transmissions, axles, hydraulics, final drives and engines. In addition, Komatsu established new plants in Ibaraki Prefecture, Japan as well as in Chennai, India to increase its production capacity. In the Industrial Machinery, Vehicles and Others operating segment, Komatsu established a new plant in Ishikawa Prefecture, Japan (the “Kanazawa Plant”) to increase its production capacity.

The following table sets forth in further detail the principle construction projects Komatsu undertook during the fiscal year ended March 31, 2007 by operating segment follows.

Operating segment	Main facilities
Construction and Mining Equipment	Establishment of Oyama Plant of the Company - Products: Engines, hydraulic equipment - Location: Oyama City, Tochigi Prefecture, Japan

Establishment of Ibaraki Plant of the Company - Products: Large dump trucks, large wheel loaders - Location: Hitachinaka City, Ibaraki Prefecture, Japan

Incorporation of Komatsu India Private Limited - Products: Large dump trucks - Location: Chennai, India

Industrial Machinery, Vehicles and Others	Establishment of Kanazawa Plant of the Company - Products: Large presses for automotive manufacturers - Location: Kanazawa City, Ishikawa Prefecture, Japan

Komatsu’s capital investment for the fiscal year ended March 31, 2007 was primarily financed by funds on hand and capital leases.

For information on expected principal capital investment, see Item 4.D. Property, Plants and Equipment.

B. Business Overview

GENERAL

Komatsu is a global company that engages in the manufacturing, development, marketing and sale of a diversified range of industrial-use products and services. With “Quality and Reliability” as the cornerstone of its management policy, Komatsu is committed to providing safe and innovative products and services that satisfy its customers’ needs and expectations.

While Komatsu’s core business continues to be construction and mining equipment, Komatsu has engaged in other businesses, such as industrial machinery and vehicles, and electronics. Each such business is described in further detail below under the heading “PRODUCTS AND SERVICES.”

The manufacturing operations of Komatsu are conducted primarily at plants located in Japan, the United States, Germany, the United Kingdom, Sweden, Indonesia, Brazil, Italy, China and Thailand. Komatsu’s products are primarily sold under the “Komatsu” brand name and almost all of its sales and service activities are conducted through its sales subsidiaries and sales distributors who primarily sell products to retail dealers in their respective geographic area.

PRODUCTS AND SERVICES

Komatsu’s business activities are divided into three operating segments: (1) Construction and Mining Equipment, (2) Industrial Machinery, Vehicles and Others, and (3) Electronics.

The following table sets forth Komatsu’s net sales by operating segments for the fiscal years ended March 31, 2007, 2006 and 2005, which is reproduced from the Company’s audited consolidated financial statements.

Net Sales by Operating Segments

	(Millions of Yen)
	Fiscal Year Ended March 31, 2007		Fiscal Year Ended March 31, 2006		Fiscal Year Ended March 31, 2005
Construction and Mining Equipment	¥1,567,723	82.8%	¥1,291,223	80.1%	¥1,061,161	78.3%
Industrial Machinery, Vehicles and Others	298,022	15.7%	279,497	17.3%	248,487	18.3%
Electronics	27,598	1.5%	41,420	2.6%	46,423	3.4%

Total	¥1,893,343	100.0%	¥1,612,140	100.0%	¥1,356,071	100.0%

Note:

1)	On October 18, 2006, the Company sold 51.0% of the shares of its consolidated subsidiary, KEM, to SUMCO. Prior to this disposition, the Company held a 61.9% equity interest in KEM. On January 30, 2007, the Company signed a definitive agreement to sell the OPE business of Komatsu Zenoah Co. to a Japanese subsidiary of Husqvarna AB of Sweden. The sale of the OPE business was completed on April 2, 2007. As a result, the operating results of KEM and its subsidiaries as well as the OPE business of Komatsu Zenoah Co. and its subsidiaries engaging in the OPE business are no longer consolidated in Komatsu’s results as of the date of their respective disposition. The operating results of these subsidiaries and the OPE business, and the gain recognized on the sale of KEM and its subsidiaries are presented as income from discontinued operations in the consolidated statements of income in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The above net sales figures have been reclassified to take these sales into consideration.

(1) Construction and Mining Equipment

The Construction and Mining Equipment operating segment has been Komatsu’s mainstay operating segment during the last several decades, and it is expected to remain Komatsu’s core operating segment, along with the Industrial Machinery, Vehicles and Others operating segment. Net sales from this operating segment has increased sharply during the last few years and accounted for 82.8% of Komatsu’s total net sales for the fiscal year ended March 31, 2007.

Products

Komatsu offers various types of construction and mining equipment, ranging from super-large machines capable of mining applications to mini units for urban use. Komatsu’s range of products in this operating segment includes a wide variety of attachments to be used with its products. Komatsu’s principal products in this operating segment fall into the following categories of equipment:

Category	Principal Products
Excavating Equipment	Hydraulic excavators, mini excavators, and backhoe loaders*

Loading Equipment	Wheel loaders, mini wheel loaders, and skid-steer loaders*

Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers

Hauling Equipment	Off-highway dump trucks, articulated dump trucks, and crawler carriers

Forestry Equipment	Harvesters*, forwarders*, and feller bunchers*

Tunneling Machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines (Iron Moles)

Recycling Equipment	Mobile debris crushers, mobile soil recyclers, and mobile tub grinders

Other Equipment	Railroad maintenance equipment

Engines and Components	Diesel engines, diesel generator sets, and hydraulic equipment

Casting Products	Steel castings and iron castings*

Note: Those products denoted with an asterisk (*) are principal products or major lines of business of Komatsu’s consolidated subsidiaries.

To remain competitive in this operating segment, Komatsu introduced the “Dantotsu Strategy” in 2003 and has been working to increase the number of Dantotsu products. Dantotsu means “unique and unrivaled” in Japanese. Komatsu only designates its product as a Dantotsu product if such product is considered unique and unrivaled as compared to those produced by Komatsu’s competitors, due to the fact that these products are equipped with one or more features that its competitors cannot match for some time. Since the introduction of Dantotsu products, Komatsu has been working to replace many of its product models with Dantotsu products. Dantotsu products include WA500 Series and WA600 Wheel loaders to name a few. Komatsu plans to continue to conduct model changes to replace some of its existing construction and mining equipment product models with Dantotsu products.

In addition, Komatsu has been focused on downstream businesses, such as the used equipment business and the rental equipment business. Recognizing the increase in demand for used equipment outside of Japan, Komatsu Used Equipment Corp. has been facilitating the sale of used equipment by holding annual auctions in several locations in Japan since the mid-1990s.

(2) Industrial Machinery, Vehicles and Others

Net sales from the Industrial Machinery, Vehicles and Others operating segment has been increasing during the last few years and accounted for 15.7% of Komatsu’s total net sales for the fiscal year ended March 31, 2007. During the fiscal year ended March 31, 2007, Komatsu received increased orders from its customers for large presses that incorporated new technologies. Komatsu expects further growth in this operating segment and management now views this operating segment to be one of its core operating segments along with the Construction and Mining Equipment operating segment.

The products available in this operating segment are used by a wide range of businesses and include industrial machinery, such as forging and sheet metal machinery, forklift trucks and other services such as logistics and the creation of training materials. Komatsu’s principal products in this operating segment fall into the following categories of equipment.

Category	Principal Products
Metal Forging and Stamping Presses	Large presses, AC-servo presses*, small and medium-sized presses* and forging presses*

Sheet-Metal Machines and Machine Tools	Press brakes*, shears*, laser cutting machines*, fine plasma cutting machines*, and crankshaft millers*

Industrial Vehicles, Logistics	Forklift trucks*, packing and transport*

Defense Systems	Ammunition and armored personnel carriers

Others	Commercial-use prefabricated structures

Note: Those products denoted with an asterisk (*) are principal products or major lines of business of Komatsu’s consolidated subsidiaries.

(3) Electronics

Net sales from the Electronics operating segment for the fiscal year ended March 31, 2007 decreased by 33.4% as compared to the fiscal year ended March 31, 2006. This decline was due mainly to decreased sales resulting from the sale of a portion of the polycrystalline silicon business executed in the fiscal year ended March 31, 2006. Net sales from this segment accounted for 1.5% of Komatsu’s total net sales for the fiscal year ended March 31, 2007. Komatsu’s principal products in this operating segment fall into the following category.

Category	Principal Products
Temperature-Control Equipment	Thermoelectric modules* and temperature-control equipment for semiconductor manufacturing*

Note: Those products denoted with an asterisk (*) are principal products or major lines of business of Komatsu’s consolidated subsidiaries.

PRINCIPAL MARKETS

Komatsu operates and competes in the following six principal markets: (i) Japan, (ii) the Americas, (iii) Europe and Commonwealth of Independent States (“CIS”), (iv) China, (v) Asia (excluding Japan and China) and Oceania and (vi) the Middle East and Africa.

In this annual report, information regarding net sales by geographic segment is presented in the following two ways: (1) by sales destination (based on the country where the purchaser is located) and (2) by sales origin (based on the country where the seller is located). The following table sets forth Komatsu’s net sales recognized by sales destination for the fiscal years ended March 31, 2007, 2006 and 2005. Net sales data by sales origin are set forth in Note 22 to the Company’s audited consolidated financial statements, included elsewhere in this report.

Net Sales by Region

	(Millions of Yen)
	Fiscal Year Ended March 31, 2007		Fiscal Year Ended March 31, 2006		Fiscal Year Ended March 31, 2005
Japan	¥487,103	25.7%	¥482,825	29.9%	¥479,007	35.3%
Americas	537,836	28.4%	477,718	29.6%	355,561	26.2%
Europe and CIS	324,071	17.1%	232,329	14.4%	195,281	14.5%
China	129,443	6.8%	89,667	5.6%	51,987	3.8%
Asia (excluding Japan and China) and Oceania	252,768	13.4%	213,719	13.3%	190,458	14.0%
Middle East and Africa	162,122	8.6%	115,882	7.2%	83,777	6.2%

Total	¥1,893,343	100.0%	¥1,612,140	100.0%	¥1,356,071	100.0%

Note: In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” net sales from discontinued operations have been reclassified and previously reported amounts have been reclassified accordingly.

SALES AND DISTRIBUTION

Komatsu’s international and domestic sales and distribution for its Construction and Mining Equipment operating segment are conducted primarily through a network of subsidiaries, affiliates and independent distributors, and to a lesser extent by its partners of jointly-owned companies.

Komatsu’s construction and mining equipment sales and distribution operations in Japan focus principally on retail sales to customers, partly on an installment basis. In addition, Komatsu has enhanced its equipment rental services in Japan by using rental companies as its agents, especially for its construction and utility equipment, in response to strong demand from customers. Distributors and dealers form the core of the service network in Japan, providing total customer-support services.

Komatsu’s overseas construction and mining equipment sales and service network consists of approximately 230 distributors. Komatsu supplies its products to distributors around the world through trading companies and the Company’s subsidiaries and affiliated companies, supported by Komatsu’s liaison offices. The Company’s major sales subsidiaries and affiliates are located in Australia, Belgium, Brazil, Chile, China, France, Germany, India, Indonesia, Italy, Russia, Singapore, South Africa, Sweden, the United Arab Emirates and the United States. These subsidiaries and affiliates provide additional inventory and technical assistance to Komatsu’s distributors while facilitating the delivery of emergency spare parts. These subsidiaries and affiliates as well as Komatsu’s distributors provide the services that customers may require with respect to their construction and mining equipment outside of Japan.

Komatsu’s sales of products in the Industrial Machinery, Vehicles and Others operating segment include direct sales to customers and sales through distributors, dealers and trading companies. For example, large presses are mainly sold directly to customers while small-and medium-sized presses are primarily sold through distributors and dealers. Most of Komatsu’s Electronics products are sold directly to customers and to a lesser extent sold through distributors and dealers.

SOURCES OF SUPPLY

As it is neither economical nor efficient for Komatsu to manufacture all of its necessary components and parts, Komatsu produces some of its major equipment components internally and purchases other components and parts, such as electrical components, tires, hoses, and batteries, from specialized suppliers. Komatsu also procures some of its parts, such as metal forgings, machine components, sheet metal parts and various accessories, from its business partners. Therefore, the fluctuations in prices of materials for such components, such as steel materials, may affect Komatsu’s results of operations. Komatsu believes, however, that it has adequate and reliable sources of supply for its material components, parts and raw materials, and that it has appropriate alternative sources available for such supplies consistent with its prudent business practices.

SEASONALITY

Komatsu’s businesses have historically experienced some seasonal fluctuations in sales. While there are variations by market and product, Komatsu’s consolidated sales for the fourth quarter have been highest for each of the past four fiscal years. However, this seasonality has generally not been material to Komatsu’s results of operations.

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

COMPETITIVE ENVIRONMENT

Construction and Mining Equipment

As a manufacturer of a full line of construction equipment, Komatsu provides a broad range of products for mining and general construction as well as utility equipment. Komatsu’s competitors in the Construction and Mining Equipment operating segment consist of global competitors, regional competitors and locally-specialized competitors. While there is intense competition in all of the product categories in this operating segment, Komatsu continuously maintains its firm position as one of the largest manufacturers in the industry. In particular, Komatsu has made considerable technological advances with respect to its hydraulic excavators for which demand is increasing in recent years. While the competition in the hydraulic excavators market is intense, Komatsu maintains its position as one of the market leaders. In addition, Komatsu enjoys a high market share in dump truck sales for mining use because only a few of Komatsu’s competitors have the capability to develop large scale dump trucks for mining use as Komatsu. Komatsu also believes that its use of information technologies, such as the KOMTRAX machine tracking system (a system that transmits mechanical information concerning the condition of construction equipment), and Vehicle Health Monitoring System and WebCARE (systems that transmit mechanical information regarding main components of mining equipment), which enables enhance data collection and analysis, provides Komatsu with a competitive advantage.

The competitive environment for the fiscal year ended March 31, 2007 by geographic area is described in further detail below.

In Greater Asia which includes Asia as well as China and India, the Middle East and CIS, Komatsu maintained a strong position against its competitors. It is expected that the economies in Greater Asia will achieve strong growth in the future and while Komatsu considers the market to be promising, it also expects the market to be highly competitive.

North America is the largest market for construction equipment in the world and competition is intense within each product category. Among Komatsu’s competitors, Caterpillar Inc. is the market leader in construction and mining equipment in terms of market share.

In Europe, in addition to global companies, there are many regional or locally specialized competitors who have firm footings in the local market. Komatsu competes with different competitors in each country or region in Europe. The market in Europe is very competitive and it has not been easy for Komatsu to improve its market position in Europe.

Industrial Machinery, Vehicles and Others

In the Industrial Machinery, Vehicles and Others operating segment, Komatsu’s principal products consist of (i) metal forging and stamping presses, (ii) sheet metal machines and machine tools and (iii) forklift trucks. As discussed below, the market for these products is highly competitive.

(i) Stamping Presses

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

The competitive environment of these products has become increasingly intense in Asia, mainly in China and India, where many automobile manufacturers have been establishing manufacturing plants and making large capital investment.

With respect to small- and medium-sized presses, Asia (including Japan) and North America are Komatsu’s largest markets. Major competitors of Komatsu for these products include AIDA and Amada Co., Ltd. (“Amada”) of Japan, Minster Machine Company of the United States and Chin Fong Machine Industrial Co., Ltd. of Taiwan.

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

The principal products of Komatsu’s machine tool business include crankshaft millers, camshaft millers and multiplex machine tools. Major competitors in the crankshaft millers market include Boehringer Werkzeugmaschinen GmbH (“Boehringer”) and Gebrüder Heller Maschinenfabrik GmbH (“Heller”) of Germany. In Japan, Komatsu enjoys a predominant position in the crankshaft miller market. On the other hand, German manufacturers dominate the market in Germany. In other markets, such as North America and China, Komatsu mainly competes with Boehringer and Heller.

(iii) Forklift Trucks

The major markets for forklift trucks have traditionally been Europe, the United States, China and Japan. Recently, China has been developing into the third major market for forklift trucks. While European and U.S. manufacturers of forklift trucks sell not only forklift trucks but also warehousing equipment, Komatsu and other Japanese manufacturers of forklift trucks primarily focus on forklift trucks.

Electronics

In the Electronics operating segment, Komatsu’s principal products consist of temperature control equipment such as thermoelectric modules used for semiconductor manufacturing equipment and optical communications systems. Komatsu Electronics Inc. (“KELK”) possesses one of the most advanced levels of thermoelectric technology in the world and considers itself to be a market leader in the micro-module market, which utilizes this technology. Komatsu believes that its technology enables Komatsu to achieve a strong market position in the micro-module market. Komatsu considers its principal competitor in this industry to be Marlow Industries Inc. of the United States. The precision requirements for temperature control in the semiconductor manufacturing process have become increasingly difficult due to the continually decreasing line width of semiconductors and the shift to 300mm wafers. Komatsu believes that KELK’s cutting-edge thermoelectric technology will enable it to achieve further growth in sales volume in the temperature control equipment market.

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

Regulations regarding engine emissions

The Ministry of Land, Infrastructure and Transport of Japan (“MLIT”) introduced the approval system for low-emission type construction equipment used in construction in 1997, setting the maximum emission levels by model and power range. While the maximum emission levels set by MLIT are not legally binding, they function as practical standards on engine emissions, since construction equipment which only has obtained such approval is allowed to be used in construction projects that are under the direct control of MLIT. MLIT lowered its original limit values in 2003. Such limits are known as the Tier II standards. In 2006, a new law took effect in Japan to control exhaust emissions from off-road specific vehicles in the power rage over 19kW, including those used at construction sites. In connection with the implementation of this new law, exhaust emission limits were lowered further. Such new limits are known as the Tier III standards, the compliance with which is now mandatory in Japan.

In the United States, the Environmental Protection Agency (“EPA”) introduced the Tier I standards for equipment of 130kW or greater in 1996. The Tier III standards are being phased in since 2006, and far more stringent Tier IV standards are scheduled to be phased in starting 2011.

In Europe, the Engine Emissions Directive 97/68/EC regarding the measures against emission of gaseous and particulate pollutants from internal combustion engines to be installed in off-road mobile machinery went into effect in 1999 and the second stage of the directive was implemented from 2002 to 2004. The process of implementing the third stage of this directive commenced in 2006 and is expected to continue through 2008.

Komatsu has attained compliance with all regulatory standards that have already taken effect and expects to finish the small -sized equipment development to meet the Tier III standards of Japan, the United States and European Union in time for their enforcement. Komatsu also has continued its preparations to comply with the Tier IV standards to be implemented in the near future in Japan, the United States and European Union.

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

In Europe, European Parliament and Council Directive 95/27/EC of June 1995 amending Council Directive 86/662/EEC on the limitation of noise emitted by hydraulic excavators, rope-operated excavators, dozers, loaders and excavator-loaders has been in effect since January 1997. This directive defined the maximum sound-power levels of airborne noise emitted by these earth-moving machines under dynamic operating conditions and required manufacturers to obtain an EC type-examination certificate. The second stage of this directive which requires further noise reduction has been in effect since January, 2006. In January 2002, European Parliament and Council Directive 2000/14/EC relating to the noise emission in the environment by equipment for use outdoors went into effect. The regulation applies to a wide range of product types from gardening equipment to construction and waste-management equipment and such products must bear a CE-mark and the indication of their guaranteed sound-power level before they can be brought to the market. Under such directive, manufacturers are required to confirm that the noise emitted from their products would not exceed the guaranteed sound-power level. The second stage of this directive which requires further noise reduction has been in effect since January, 2006.

Komatsu’s management has defined environmental issues as one of its important management tasks and has made it a company-wide priority to promote awareness of environmental issues. In 1991, Komatsu’s environmental management framework was built by creating the Earth Environment Committee. In 1992, Komatsu’s management established the Komatsu Earth Environment Charter and has put in place initiatives designed to reduce the impact of its business operations to the environment, mainly focusing on its Construction and Mining Equipment operating segment. In July 2003, Komatsu’s management revised this Charter and established three new guiding principles: (1) contributing towards the realization of a sustainable society, (2) striving to optimize both environmental and economic performance, and (3) observing corporate social responsibility. Simultaneously, Komatsu created the Environmental Affairs Department to expand Komatsu’s environmental conservation efforts in all of its business operations and promote environmental management on a consolidated basis, including all of its overseas manufacturing subsidiaries.

In 1997, Komatsu started auditing its manufacturing facilities in Japan to obtain ISO 14001 certification. As a result, by the end of March 2003, all of its manufacturing facilities in Japan acquired ISO 14001 certification. Audits based on ISO 14001 are primarily designed to inspect the functional effectiveness of the environmental management system at each facility, and do not necessarily identify potential environmental risks at the facility. In 2004, Komatsu commenced voluntary audits of its facilities with an emphasis on their environmental performance. Internal auditors of Komatsu evaluate facilities using the Komatsu Environmental Check Sheets and share their findings with the audited facility and the entire Komatsu group to promote further improvements within the Komatsu group. For additional information such as figures and goals related to Komatsu’s environmental measures as well as environmental accounting, please refer to the latest edition of Komatsu’s Environmental & Social Report, which is available through Komatsu’s website.

STRATEGIES

In April 2007, Komatsu implemented “Global Teamwork for 15,” a new mid-range management plan. Under “Global Teamwork for 15” Komatsu aims to continue its focus on introducing Dantotsu products, further enhance its market position in Greater Asia and continue to strive to improve its fixed costs, all of which it has striven to achieve since the first phase of the its management plan called Reform of Business Structure in 2001, by positioning the Construction and Mining Equipment, and the Industrial Machinery, Vehicles and Others businesses as its two core operations. By positioning these two businesses at the core of its operations, management believes that Komatsu will be better situated to develop and introduce products that are better suited to regional demands, in particular, the regional demands of the Greater Asia region, to expand local production and to further enhance its product support operations. In addition, under “Global Teamwork for 15” Komatsu will continue its efforts to develop its human resources on a global basis, which is one of the objectives of the second phase of the Reform for Business Structure, that was implemented beginning in 2006. Komatsu recognizes that its growth is sustained by its personnel and intends to facilitate the training of its personnel.

In addition to the above initiatives, which Komatsu has been focused on for some years, Komatsu has identified the following four new key objectives, for which it aims to achieve certain results under “Global Teamwork for 15.”

The first objective is the establishment of a flexible manufacturing infrastructure. Komatsu intends to utilize its global sales and production systems and global procurement programs in order to further improve the flexibility of its manufacturing infrastructure to quickly adjust to fluctuations in demand. By sharing market information among distributors, plants and suppliers, Komatsu hopes to accurately incorporate such information into production, sales and inventory planning in the short-term. In the medium-term, Komatsu intends to accurately incorporate such information into its capital investment planning to ensure it will have appropriate levels of production capacity.

The second objective is to expand its utility equipment business. In April 2007, Komatsu Utility Co., Ltd. was established by consolidating Komatsu Zenoah Co.’s compact-construction equipment business into Komatsu Forklift Co., Ltd.’s forklift business. Komatsu expects this consolidation to create synergistic effects in production and development, thereby enhancing its product competitiveness in the utility equipment market. Komatsu Utility Co., Ltd. will focus its efforts on the Greater Asia market to enhance its position in the utility equipment market and to improve its profits.

The third objective is the expansion of Komatsu’s parts business. Komatsu will continue its efforts to improve sales of ground engaging tools, such as buckets, teeth and undercarriage parts, expand the number of parts depots, provide support to its training centers and train more product support personnel through its education programs. By acquiring utilization information of its customers’ machines through real-time monitoring systems such as the KOMTRAX, Komatsu hopes to further optimize its parts inventories, accelerate the delivery of parts to its customers and increase automated sales to increase sales and improve its profits.

The fourth objective is the reinforcement of its industrial machinery business. Komatsu hopes to increase production volume, reduce production lead time, improve the quality of its products and services, and reduce the cost of its products by fully utilizing its newly established Kanazawa plant in Japan.

C. Organizational Structure

As of March 31, 2007, the Company had 145 consolidated subsidiaries and 39 affiliates under the equity method. The following is a list of the principal consolidated subsidiaries as of March 31, 2007.

Name of the Company	Country of Incorporation	Ownership Interest (%)
Komatsu Forklift Co., Ltd.	Japan	100.0
Komatsu Zenoah Co.	Japan	100.0
Komatsu Castex Ltd.	Japan	100.0
Komatsu Tokyo Ltd.	Japan	100.0
Komatsu Kinki Ltd.	Japan	100.0

Komatsu Nishi-Nihon Lid.	Japan	100.0
Komatsu Used Equipment Corp.	Japan	100.0
Komatsu Rental Japan Ltd.	Japan	100.0
Komatsu Industries Corporation	Japan	100.0
Komatsu Machinery Corporation	Japan	100.0
Komatsu Logistics Corp.	Japan	100.0
Komatsu Electronics, Inc.	Japan	100.0
Komatsu America Corp.	U.S.A.	100.0
Komatsu Latin-America Corp.	U.S.A.	100.0
Komatsu do Brasil Ltda.	Brazil	100.0
Komatsu Cummins Chile Ltda.	Chile	81.8
Komatsu Financial Limited Partnership	U.S.A.	100.0
Komatsu Europe International N.V.	Belgium	100.0
Komatsu UK Ltd.	U.K.	100.0
Komatsu Hanomag GmbH	Germany	100.0
Komatsu Mining Germany GmbH	Germany	100.0
Komatsu Deutschland Gmbh	Germany	100.0
Komatsu France S.A.	France	100.0
Komatsu Utility Europe S.p.A.	Italy	100.0
Komatsu Italia S.p.A.	Italy	100.0
Komatsu Forest, AB	Sweden	100.0
Komatsu Southern Africa (Pty) Ltd.	South Africa	80.0
Komatsu Asia & Pacific Pte Ltd.	Singapore	100.0
PT Komatsu Indonesia	Indonesia	94.9
Bangkok Komatsu Co., Ltd.	Thailand	74.8
Komatsu Australia Pty. Ltd.	Australia	60.0
Komatsu (China) Ltd.	China	100.0
Komatsu (Changzhou) Construction Machinery Corp.	China	85.0
Komatsu Shantui Construction Machinery Co., Ltd.	China	60.0

Note: Proportion of ownership interest includes indirect ownership and corresponds to the proportion of voting power.

D. Property, Plants and Equipment

Komatsu’s manufacturing operations for the Construction and Mining Equipment operating segment are conducted in 44 principal plants, 11 of which are located in Japan. As of March 31, 2007, the 44 principal plants had an aggregate manufacturing floor space of 1,751 thousand square meters (18,848 thousand square feet). Komatsu uses additional floor space at such plants and elsewhere as laboratories, office space and employee housing and welfare facilities. Komatsu is capable of increasing production output at its manufacturing facilities by adjusting their manufacturing schedules.

Komatsu owns most of the manufacturing facilities and the land on which they are located. A portion of the properties owned by Komatsu is subject to mortgages or other types of liens. As of March 31, 2007, the net book value of the property owned by Komatsu was ¥388,393 million, of which ¥500 million was subject to encumbrances.

The name and location of Komatsu’s principal plants, their approximate aggregate floor space, and the principal products manufactured therein as of March 31, 2007 are as follows:

Name and Location	Floor Space		Principal products
	Thousand sq. meter	Thousand sq. ft
Japan:

Awazu Plant Komatsu, Ishikawa	227	2,443	Small and medium-sized bulldozers, small hydraulic excavators, mini excavators, small and medium-sized wheel loaders

Komatsu Plant Komatsu, Ishikawa	44	474	Large presses, small and medium-sized presses, press brakes, shears

Osaka Plant 1) Hirakata, Osaka	157	1,690	Large bulldozers, medium-sized and large-sized hydraulic excavators, recycling equipments

Oyama Plant 2) Oyama, Tochigi	201	2,164	Diesel engines, hydraulic equipment

Mooka Plant Mooka, Tochigi	76	818	Large wheel loaders, dump trucks, road-building machines

Kanazawa Plant Kanazawa, Ishikawa	15	161	Large presses, small and medium-sized presses, press brakes, shears

Ibaraki Plant Hitachinaka, Ibaraki	40	431	Large wheel loaders, dump trucks

Komatsu Zenoah Co.	60	646	Mini-excavators
Kawagoe, Saitama	39	420	Skid steer loaders
Koriyama, Fukushima	21	226	Outdoor power equipment, compact 2-stroke engines, hydraulic equipment

Komatsu Castex Ltd.			Steel castings
Himi, Toyama	63	678	Iron castings
			Pattern for casting

Komatsu Forklift Co., Ltd.			Forklift trucks
Oyama, Tochigi	75	807	Automated conveyance systems, etc.

The Americas

Komatsu America Corp.	125	1,346
Tennessee, U.S.A.	31	334	Medium-sized hydraulic excavators
Quebec, Canada,	14	151	Small and medium-sized wheel loaders
South Carolina, U.S.A.	18	194	Backhoe loaders
Illinois, U.S.A.	62	667	Wheel loaders, Large-sized dump trucks

Hensley Industries, Inc. Texas, U.S.A.	18	194	Buckets, teeth, edges, adapters

Komatsu do Brasil Ltda. Suzano, São Paulo, Brazil	57	614	Medium-sized hydraulic excavators, small and medium-sized bulldozers, wheel loaders

Europe

Komatsu UK Ltd. Birtley, UK	60	646	Large and medium-sized hydraulic excavators

Komatsu Hanomag GmbH Hanover, Germany	77	829	Small and medium-sized wheel loaders, mini wheel loaders, compactors

Komatsu Forest AB Umea, Sweden	12	129	Forestry equipment (wheel type)

Komatsu Mining Germany GmbH Düsseldorf, Germany	23	248	Super-large hydraulic excavators

Komatsu Utility Europe S.p.A. Este, Italy	43	463	Mini excavators, backhoe loaders, skid steer loaders

Asia (excluding Japan) and Oceania

PT Komatsu Indonesia Jakarta, Indonesia	55	592	Medium-sized hydraulic excavators, small and medium-sized bulldozers, small and medium-sized wheel loaders, motor graders, dump trucks

PT Komatsu Undercarriage Indonesia Bekasi, Indonesia	12	129	Undercarriage components and spare parts

Komatsu (Changzhou) Construction Machinery Corporation Jiangsu, China	16	172	Wheel loaders, motor graders, medium-sized hydraulic excavators, dump trucks

Komatsu Shantui Construction Machinery Co., Ltd. Shandong, China	39	420	Small and medium-sized hydraulic excavators

Bangkok Komatsu Co. Ltd. Chonburi, Thailand	14	151	Medium-sized hydraulic excavators, backhoe loaders

Notes:

1)	The space of Rokko plant is included.

2)	Komatsu Cummins Engine Co., Ltd. and a portion of Komatsu Castex Ltd. are located at the Oyama Plant of the Company.

The head office of the Company is located in a ten-story office building in Tokyo, Japan which it owns. Komatsu considers that its manufacturing plants and other facilities are well maintained and believes that its plant capacity is adequate for its current operating requirements. To the best of management’s knowledge, management does not believe that there are any significant environmental issues that may materially affect Komatsu’s utilization of its assets.

Plans for Installation and Disposal of Equipment

Komatsu conducts various businesses in Japan and overseas, and the details of future capital investment plans to install new and more efficient equipment and to dispose of obsolete equipment were not decided as of March 31, 2007. As of the filing date of this annual report, Komatsu plans to make capital investment of ¥138,000 million by the end of fiscal year ending March 31, 2008. The amount of capital investment expected to be made by March 31, 2008, the principal investment objectives and the sources of funding by operating segment are set forth in the below table.

Operating Segment	Expected capital investment amount by March 31, 2008 (Millions of Yen)	Principal investment objectives	Source of funding
Construction and Mining Equipment	121,000	To increase operating efficiency of production lines and to develop new products, etc.	Funds on hand, bank borrowings
Industrial Machinery, Vehicles and Others	17,000	To increase operating efficiency of production lines, to renew obsolete equipment and to improve productivity, etc.	Funds on hand, bank borrowings
Total	138,000

Note: Capital investment amounts exclude consumption tax, etc.

In the Construction and Mining Equipment operating segment, investments in Japan will focus on the expansion of production capacity for key components. For example, Komatsu will continue the development of new and updated models of its products, such as Dantotsu products, and will enhance production capacity and improve models to comply with the Tier III emission standards. In the Industrial Machinery, Vehicles and Others operating segment, Komatsu will invest capital to increase the operating efficiency of its production lines, replace deteriorating facilities and enhance overseas production capacity.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview

The following discussion and analysis provides information that Komatsu’s management believes to be relevant in understanding Komatsu’s consolidated financial condition and results of operations. For the convenience of the reader, Japanese yen amounts have been converted to U.S. dollar amounts at the rate of ¥118 to U.S.$1.00, the approximate buying rate of Japanese yen as of noon on March 30, 2007 in New York City as reported by the Federal Reserve Bank of New York.

Komatsu’s Business

Komatsu is a global organization engaged primarily in the manufacturing, development, marketing and sale of industrial-use equipment and products. Komatsu’s three principal operating segments consist of Construction and Mining Equipment, Industrial Machinery, Vehicles and Others, and Electronics. Sales for the fiscal year ended March 31, 2007 in the Construction and Mining Equipment operating segment accounted for approximately 82.8% of consolidated net sales, while sales in the Industrial Machinery, Vehicles and Others operating segment and the Electronics operating segment each accounted for approximately 15.7% and 1.5% of consolidated net sales, respectively. On October 18, 2006, the Company sold 51.0% of the shares of KEM, its then consolidated subsidiary to SUMCO. Prior to this disposition, the Company held a 61.9% equity interest in KEM and classified the business of KEM and its subsidiaries under the Electronics operating segment. As a result of this disposition, the operating results of KEM and its subsidiaries business are no longer consolidated within the Electronics operating segment of Komatsu’s results from the date of disposition. Of the consolidated net sales for the fiscal year ended March 31, 2007, 25.7% of net sales was derived from sales to customers located in Japan, and 74.3% of net sales was derived from sales to customers located outside of Japan. For additional information about Komatsu’s products, competitive position, organizational structure and property, plants and equipment, see Item 4. Information on the Company.

The average exchange rate between the Japanese yen and the U.S. dollar was ¥116.55 for the fiscal year ended March 31, 2007 and ¥113.67 for the fiscal year ended March 31, 2006. For additional discussion on the effect of foreign currency exchange rate fluctuations on Komatsu’s business, see “Risk Factors” in Item 3.D. Key Information and “Comparison of Fiscal Years ended March 31, 2007 and 2006” in Item 5.A. Operating Results.

Management Policy

The cornerstone of Komatsu’s management policy is to maximize its corporate value by maintaining and enhancing the “Quality and Reliability” of its products and services. This policy emphasizes, among other things, delivering safe and innovative products and services that respond to customers needs. Komatsu is continuing its group-wide effort to enhance the Quality and Reliability of all organizations, businesses, employees and management. In fact, continuously improving the Quality and Reliability of its products and services is one of the top priorities of Komatsu’s management.

Komatsu’s management believes that the value of a corporation is represented by the trust its stakeholders and society place in such corporation. To continue to earn the trust of its stakeholders and society, thereby increasing its value, Komatsu has established two management goals. The first is to maintain a high level of profitability and financial position in its industry and to strive to enhance its position in the global market, especially in the Greater Asia region. The second goal is to manage its business in a manner that takes into consideration the fact that Komatsu’s market value reflects the trust placed in Komatsu by society and its stakeholders.

In order to achieve the management goals described above, Komatsu continued to implement the management plan it calls the Reform of Business Structure during the fiscal year ended March 31, 2007, which is described in further detail below.

As goals for the first phase of the Reform for Business Structure, which started in 2001, Komatsu has been focused on launching greater number of Dantotsu products, enhancing Komatsu’s market position in Greater Asia and reducing fixed costs. Komatsu commenced the second phase of the Reform for Business Structure in 2006 while continuing to work on the goals of the first phase of the Reform for Business Structure. The objectives of the second phase of the Reform for Business Structure has been to reform Komatsu’s “Value-Chain” by utilizing information technologies, reinforce “jobsite capabilities” and develop appropriate levels of human resources globally.

By “Value-Chain,” Komatsu is referring to the chain of values generated from all of its business activities starting from research and development and production to sales, including financing and services. For example, demand for construction and mining equipment is affected by cyclical changes in the economies. As advances in information technology have made it possible for Komatsu to determine market changes by allowing it to receive up-to-date information, including information of the operating conditions of the existing customers’ machines, Komatsu believes that it can enhance its competitive advantage over its competitors by adjusting sales volume, production levels and inventory status effectively in a timely manner before its competitors can respond to such market changes. To improve its “Value-Chain,” in the fiscal year ended March 31, 2007, Komatsu worked to develop a systems infrastructure through which it could share global sales and production information collected through these advances in information technology with its distributors, plants and suppliers on a real-time basis so as to achieve greater global manufacturing operational efficiencies. “Jobsite capabilities” means the mindset and power of its employees to continuously strive to improve Komatsu’s products in order to create higher quality products and implement manufacturing systems that operate more efficiently.

Key Management Indices

Komatsu’s management uses the following six financial indicators to assess its financial condition and results of operations: (1) net sales, (2) segment profit, (3) operating income, (4) operating income ratio, (5) return on equity ratio (“ROE”) and (6) net debt-to-equity ratio (“Net DER”). Set forth below are the results for the fiscal years ended March 31, 2006 and 2007.

Management considers segment profit, which is a Japanese accounting principle, to be one of its key management indices because it enables management to evaluate financial data for each operating and geographic segment separately, without the effect of factors unrelated to business activities, such as impairment loss or interest income/expense. Based on such evaluation of financial data for each operating and geographic segment, management assesses the performance of each such operating and geographic segment and determines how to allocate resources to each such segment.

Management Indices	Results for Fiscal Year Ended March 31		Percentage Change
	2007	2006	2007 vs. 2006
Net Sales	¥1,893,343 million	¥1,612,140 million	17.4%
Segment Profit 1)	¥249,746 million	¥164,501 million	51.8%
Operating Income	¥244,741 million	¥163,428 million	49.8%
Operating Income Ratio 2)	12.9%	10.1%	2.8 points
ROE 3)	23.5%	20.8%	2.7 points
Net DER 4)	0.33	0.49	-0.16

Notes:

1)	Segment Profit = Net sales – {(cost of sales) + (selling, general and administrative expenses)} Segment Profit is calculated in conformity with Japanese accounting principles.

2)	Operating Income Ratio = Operating income/Net sales

3)	ROE = Net income for the year/{(Shareholders’ equity at the beginning of the year) + (Shareholders’ equity at the end of the year)/2}

4)	Net DER = {(Interest-bearing debt) – (Cash and time deposits)}/Shareholders’ equity

General Overview

During the fiscal year ended March 31, 2007, the U.S. economy slowed considerably. While private consumption spending continued to increase, the housing sector had a substantial drag on economic growth, with residential housing investments declining. In addition, the manufacturing sector, particularly in the automobile and construction sectors, recorded weak results in the U.S. In Europe, economic growth accelerated at its fastest pace in six years as domestic demand strengthened, fueled by robust export growth and strong investment. In Japan, the economy’s underlying momentum remained robust, with expanded private investments, which was supported by strong profits, improved corporate balance sheets and rising export growth as a result of weaker Japanese yen exchange rates. Among emerging markets and developing countries, China and India reported rapid economic growth, with such momentum sustained across other emerging markets and developing countries that are rich in natural resources and are able to benefit from high commodity prices.

Komatsu’s consolidated business results for the fiscal year ended March 31, 2007 continued to post record-high figures in both net sales and operating income, with net sales registering the fifth consecutive year of increase and operating income registering the fifth consecutive year of increase. In the Construction and Mining Equipment operating segment, Komatsu once again recorded an increase in sales for the fiscal year ended March 31, 2007 by effectively capitalizing the increase in market demand in such equipment resulting from expanded activity in the areas of resource and infrastructure development around the world. In the Industrial Machinery, Vehicles and Other operating segment, all subsidiaries and affiliates of Komatsu recorded solid performance and increased sales figures. In the Electronics operating segment, sales declined from the previous fiscal year due primarily to the sale of the polycrystalline silicon business during the fiscal year ended March 31, 2006.

The increase in operating income was largely due to improved price realization, higher sales volume and currency exchange rate effects of a weaker Japanese yen, which was partially offset by an increase in purchase costs of steel materials, tires and other purchased parts.

Summary of Operating Results

Consolidated net sales for the fiscal year ended March 31, 2007 increased by 17.4% from fiscal year ended March 31, 2006 to ¥1,893,343 million (U.S.$16,045 million) due primarily to increased sales in the Construction and Mining Equipment operating segment. Operating income for the fiscal year ended March 31, 2007 was ¥244,741 million (U.S.$2,074 million), which increased by 49.8% as compared to the fiscal year ended March 31, 2006. Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2007 increased by 51.8% from the fiscal year ended March 31, 2006, to ¥236,491 million (U.S.$2,004 million). Net income for the fiscal year ended March 31, 2007 increased by 44.1% to ¥164,638 million (U.S.$1,395 million) from the fiscal year ended March 31, 2006.

Net Sales

Consolidated net sales for the fiscal year ended March 31, 2007 increased by 17.4% to ¥1,893,343 million (U.S.$16,045 million) as compared to the fiscal year ended March 31, 2006. This increase was primarily due to increased sales in the Construction and Mining Equipment operating segment.

Segment Profit

Consolidated segment profit for the fiscal year ended March 31, 2007 increased by 51.8% to ¥249,746 million (U.S.$2,116 million) as compared to the fiscal year ended March 31, 2006. This increase was mainly due to increased sales in the Construction and Mining Equipment operating segment. Segment profit is calculated in conformity with Japanese accounting principles.

Operating Income, Operating Income Ratio

Operating income, for the fiscal year ended March 31, 2007 rose by 49.8%, or ¥81,313 million, to ¥ 244,741 million (U.S.$2,074 million) from ¥163,428 million recorded for the fiscal year ended March 31, 2006.

Operating income ratio for the fiscal year ended March 31, 2007 increased by 2.8 percentage points to 12.9% from 10.1% for the fiscal year ended March 31, 2006.

ROE

Net income in the fiscal year ended March 31, 2007 increased 44.1% to ¥164,638 million (U.S. $ 1,395 million), compared with the fiscal year ended March 31, 2006. As a result, ROE for the fiscal year ended March 31, 2007 increased by 2.7 percentage points to 23.5% from 20.8% in the fiscal year ended March 31, 2006.

Net DER

Komatsu’s aggregate interest-bearing debt as of March 31, 2007 was ¥349,074 million (U.S.$2,958 million), which decreased by ¥28,839 million in fiscal year ended March 31, 2007 as compared to fiscal year ended March 31, 2006. Net interest-bearing debt after deducting cash and deposits also decreased by ¥51,041 million to ¥256,821 million (U.S.$2,176 million) in fiscal year ended March 31, 2007. As a result, net DER for the fiscal year ended March 31, 2007 decreased to 0.33 from 0.49 for the fiscal year ended March 31, 2006.

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

By their nature, these estimates and judgments are subject to an inherent degree of uncertainty, and may differ from actual results. For a summary of Komatsu’s significant accounting policies, including the critical accounting policies discussed below, see Note 1 to the Consolidated Financial Statements. Komatsu’s management believes that the following accounting policies are critical in fully understanding and evaluating Komatsu’s reported financial results.

(1) Allowance For Doubtful Receivables

Komatsu estimates the collectability of its trade receivables taking into consideration numerous factors including the current financial position by each customer. Komatsu establishes an allowance for expected losses based on individual credit information, historical experience and assessment of overdue receivables. Komatsu continually analyzes data obtained from internal and external sources in order to become familiar with customers’ credit situations. Since Komatsu’s historical loss experiences have fallen within their original estimates and established provisions, Komatsu’s management believes its allowance for doubtful receivables to be adequate. If the composition of Komatsu’s trade receivable were to change or the financial position of each customer were to change due to an unexpected significant shift in the economic environment, it is possible that the accuracy of its estimates could be affected and thus its financial position and results of operations could be materially affected. For additional information, see Note 5 of the Notes to Consolidated Financial Statements.

(2) Deferred Income Tax Assets

Komatsu estimates income taxes and income tax payable in accordance with applicable tax laws in each of the jurisdictions in which Komatsu operates. Net operating loss carry forwards and temporary differences resulting from differing treatment of items for taxation and financial accounting and reporting purposes are recognized on Komatsu’s consolidated balance sheet by adjusting the effect for deferred income tax assets and liabilities. Komatsu is required to assess the likelihood that each of its group company’s deferred tax assets will be recovered from future taxable income estimated for each group company and available tax planning strategies. Komatsu’s management estimates its future taxable income and considers the likelihood of deferred tax assets recovery based on the management plan authorized by the board of directors, periodic operational reports of each group company, future market conditions and tax planning strategies, and, to the extent Komatsu believes that any such recovery is not likely, each group company establishes a valuation allowance to reduce the amount of deferred tax assets reflected in the consolidated balance sheet.

While Komatsu’s management believes that all deferred tax assets after adjustments for valuation allowance will be realized, Komatsu may need to adjust its deferred tax assets or valuation allowance if its estimates differ from actual results due to poor operating results and lower future taxable income than the estimated taxable income. These adjustments to the valuation allowance could materially affect Komatsu’s financial position and results of operations. For additional information, see Note 16 of the Notes to Consolidated Financial Statements.

(3) Valuation of Long-Lived Assets and Goodwill

Komatsu’s long-lived assets are reviewed for potential impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable, such as a decrease in future cash flows caused by a change in business environment. The recoverability of assets to be held and used is measured by comparing the carrying amount of a particular asset to the estimated future undiscounted cash flow expected to be generated by such asset. Such future undiscounted cash flow is estimated in accordance with Komatsu’s management plan. The management plan is established by taking into consideration, to the extent possible, management’s best estimates on the fluctuation of sales prices, changes in manufacturing costs and sales, general and administrative expenses based on expected sales volumes derived from market forecasts available through outside research institutions and customers.

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

Komatsu reviews its goodwill annually for impairment. An impairment of goodwill is deemed to occur when the carrying value of the reporting unit including goodwill exceeds its estimated fair value. Impairment losses on goodwill are recognized by conducting a two step test. The first of the two step test, which is used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the test shall be performed. The second step of the test, which is used to measure the amount of impairment loss, compares the implied fair value of the goodwill of the reporting unit with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

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

(5) Pension Liabilities and Expenses

The amount of Komatsu’s pension obligations and net period pension costs are dependent on certain assumptions used to calculate such amounts. These assumptions are described in Note 13 to the Consolidated Financial Statements and include the discount rate, expected rate of return on plan assets and rates of increase in compensation. In accordance with U.S. generally accepted accounting principles, actual results that differ from these assumptions are accumulated and amortized over future service years of employees and therefore generally affect Komatsu’s recognized expenses and recorded obligations during such future periods.

During the fiscal year ended March 31, 2007, the Company and domestic subsidiaries adopted a discount rate of 2.0% to determine net periodic benefit cost, the same discount rate used for the fiscal year ended March 31, 2006. The discount rate is determined based on the rates of return of high-quality fixed income investments currently available and expected to be available until the maturity of the pension benefits.

While Komatsu believes that its assumptions are appropriate, in the event that actual results differ significantly from these assumptions or significant changes are made to these assumptions, Komatsu’s pension obligations and future expenses may be affected.

(6) Securitization

Komatsu has several accounts receivable securitization programs, and such securitizations are expected to remain an important source of funding for Komatsu in the future. Receivables that are securitized are removed from its consolidated balance sheet when they are sold. Komatsu has entered into contractual arrangements with special purpose entities solely for the purpose of securitizing its receivables. For key assumptions used in measuring the fair value of retained interests related to securitization transactions, see Item 5.E. Off-Balance Sheet Arrangements.

Recent Accounting Standards Not Yet Adopted

In February 2006, FASB issued SFAS No.155, “Accounting for Certain Hybrid Financial Instruments – an amendment of SFAS No.133 and 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative. SFAS 155 is effective for the fiscal periods beginning after September 15, 2006 and is required to be adopted by the Company in the fiscal year beginning April 1, 2007. The Company is currently evaluating the effect that the adoption of SFAS 155 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

In March 2006, FASB issued SFAS No.156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No.140.” SFAS 156 amends SFAS 140 to clarify the accounting for servicing assets and servicing liabilities. Among other provisions, the new accounting standard requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 is effective for the fiscal periods beginning after September 15, 2006 and is required to be adopted by the Company in the fiscal year beginning April 1, 2007. The Company is currently evaluating the effect that the adoption of SFAS 156 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

In June 2006, FASB issued Interpretation No.48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No.109, Accounting for income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS 109. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the fiscal periods beginning after December 15, 2006 and is required to be adopted by the Company in the fiscal year beginning April 1, 2007. The Company is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

In September 2006, FASB issued SFAS No.157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for the fiscal periods beginning after November 15, 2007 and is required to be adopted by the Company in the fiscal year beginning April 1, 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

In February 2007, FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115.” SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value. The unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings. SFAS 159 is effective for the fiscal periods beginning after November 15, 2007 and is required to be adopted by the Company in the fiscal year beginning April 1, 2008. The Company is currently evaluating the effect that the adoption of SFAS 159 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

Comparison of the Fiscal Years ended March 31, 2007 and 2006

The following tables set forth selected consolidated financial and operating data, including numerical data expressed as a percentage of total consolidated net sales for the periods indicated, and the changes in each consolidated financial line item between the indicated fiscal years. The U.S. dollar amounts represent conversion from Japanese yen amounts at the rate of ¥118 to U.S.$1, the approximate buying rate of the Japanese yen as of noon on March 30, 2007 in New York City as reported by the Federal Reserve Bank of New York, and are included only for the convenience of the reader.

	Millions of Yen				Percentage change	Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2007		2006		2007 vs. 2006	2007
Net sales	¥1,893,343	100.0%	¥1,612,140	100.0%	17.4%	$16,045
Cost of sales	1,356,511	71.6%	1,185,240	73.5%	14.5%	11,496
Selling, general and administrative expenses	287,086	15.2%	262,399	16.3%	9.4%	2,433
Impairment loss on long-lived assets held for use	81	0.0%	4,791	0.3%	-98.3%	0
Impairment loss on goodwill	—		3,041	0.2%	—	—
Other operating income (expenses)	(4,924)	-0.3%	6,759	0.4%	-172.9%	(42)

Operating income	244,741	12.9%	163,428	10.1%	49.8%	2,074

Other expenses	(8,250)		(7,649)		7.9%	(70)
Interest and dividend income	8,532		6,824		25.0%	72
Interest expense	(15,485)		(12,208)		26.8%	(131)
Other-net	(1,297)		(2,265)		-42.7%	(11)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	236,491	12.5%	155,779	9.7%	51.8%	2,004

Income taxes
Current	76,102		45,751		66.3%	645
Deferred	3,643		(1,781)		-304.5%	31

Total	79,745	4.2%	43,970	2.8%	81.4%	676

Income from continuing operations before minority interests and equity in earnings of affiliated companies	156,746	8.3%	111,809	6.9%	40.2%	1,328
Minority interests in income of consolidated subsidiaries	(6,580)		(5,335)		23.3%	(55)
Equity in earnings of affiliated companies	3,098		2,667		16.2%	26
Income from continuing operations	153,264	8.1%	109,141	6.8%	40.4%	1,299

Income from discontinued operations, less applicable income taxes, minority interests and equity in affiliated companies	11,374	0.6%	5,149	0.3%	120.9%	96

Net income	¥164,638	8.7%	¥114,290	7.1%	44.1%	$1,395

	Yen			U.S. dollars
Per share data
Income from continuing operations:
Basic	¥154.25		¥109.94			$1.30
Diluted	153.97		109.75			1.30
Income from discontinued operations:
Basic	11.45		5.19			0.10
Diluted	11.43		5.18			0.10
Net Income:
Basic	165.70		115.13			1.40
Diluted	165.40		114.93			1.40

Cash dividends per share	¥23.00		¥14.00			0.19

	Millions of Yen				Percentage change	Millions of U.S. dollars
	Fiscal Years Ended March 31,				2007 vs. 2006	2007
	2007		2006
Segment Profit	¥249,746	13.2%	¥164,501	10.2%	51.8%	$2,116

Notes:

1)	Segment profit is calculated in conformity with Japanese accounting principles. Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.

2)	Starting from the fiscal year ended March 31, 2007, Komatsu changed its method for presenting its consolidated statements of income from a single-step method to a multiple-step method. To calculate the percentage change from the previous fiscal year, Komatsu used the corresponding figures for the fiscal year ended March 31, 2006 which was reclassified using the multiple-step method.

3)	On October 18, 2006, the Company sold 51.0% of the shares of KEM to SUMCO. Prior to this disposition, the Company held a 61.9% equity interest in KEM. On January 30, 2007, the Company signed a definitive agreement to sell the OPE business of Komatsu Zenoah Co. to a Japanese subsidiary of Husqvarna AB of Sweden. The sale of the OPE business was completed on April 2, 2007. As a result, the operating results of KEM and its subsidiaries as well as the OPE business of Komatsu Zenoah Co. and its subsidiaries engaging in the OPE business are no longer consolidated in Komatsu’s results as of the date of their respective disposition. The operating results of these subsidiaries and the OPE business, and the gain recognized on the sale of KEM and its subsidiaries are presented as income from discontinued operations in the consolidated statements of income in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The above consolidated statements of income have been reclassified to take these sales into consideration.

Net sales

Consolidated net sales for the fiscal year ended March 31, 2007 increased by 17.4%, or ¥281,203 million, to ¥1,893,343 million (U.S.$16,045 million) from ¥1,612,140 million for the fiscal year ended March 31, 2006. For the fifth consecutive fiscal year, Komatsu recorded increased net sales. The 17.4% increase was primary due to increased sales in the Construction and Mining Equipment operating segment, which was supported by increased sales in the Industrial Machinery, Vehicles and Other operating segment. This increase was partially offset by the decrease in sales in the Electronics operating segment. For the fiscal year ended March 31, 2007, net sales to customers in the Construction and Mining Equipment operating segment increased by 21.4%, or ¥276,500 million, as compared to the fiscal year ended March 31, 2006. Komatsu continued to record increased sales in this operating segment by effectively capitalizing on increased market demand for construction and mining equipment as the number of commodities and infrastructure projects increased around the world.

In addition, net sales to customers in the Industrial Machinery, Vehicles and Other operating segment also contributed to the 17.4% increase in net sales as it increased by 6.6%, or ¥18,525 million, as compared to the fiscal year ended March 31, 2006. Komatsu recorded good performance and expanded sales, reflecting increased sales in forklifts and sheet metal and press machines. Sales to customers in the Electronics operating segment decreased by 33.4%, or ¥13,822 million for the fiscal year ended March 31, 2007 as compared to the fiscal year ended March 31, 2006 and was an offsetting factor to the increase in net sales. This decrease was primarily due to the fact that Komatsu sold its polycrystalline business during the fiscal year ended March 31, 2006. See discussion in the operating segment section provided below for additional information.

Cost of Sales

Accompanying the rise in sales, cost of sales on a consolidated basis increased by 14.5%, or ¥171,271 million, to ¥1,356,511 million (U.S.$11,496 million) for the fiscal year ended March 31, 2007 from ¥1,185,240 million for the fiscal year ended March 31, 2006, due primarily to increased volumes of sales. Komatsu’s efforts at reducing manufacturing costs by improving production efficiency contributed to a 1.9 percentage point improvement in the cost of sales to sales ratio for the fiscal year ended March 31, 2007 to 71.6% from 73.5% for the fiscal year ended March 31, 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses rose by 9.4% for the fiscal year ended March 31, 2007 to ¥287,086 million (U.S.$2,433 million) from ¥262,399 million for the fiscal year ended March 31, 2006, primarily due to higher direct selling expenses, such as shipping and handling costs and sales commission, which resulted principally from increased volumes of sales. Although Komatsu experienced an increase in certain expenses during the fiscal year ended March 31, 2007, due to its efforts to reinforce its product support and services structure, safety and environmental management system, and regulatory compliance programs relating to environmental and other regulations, the ratio of selling, general and administrative expenses to net sales decreased by 1.1 percentage points to 15.2% as compared to 16.3% for the fiscal year ended March 31, 2006. This decrease in the ratio of selling, general and administrative expenses to net sales was also due to Komatsu’s continuous efforts to decrease fixed costs as part of its Reform of Business Structure project.

Impairment loss on long-lived assets held for use

Consolidated impairment loss on long-lived assets held for use for the fiscal year ended March 31, 2007 decreased by 98.3%, or ¥4,710 million, to ¥81 million (U.S.$0.69 million) as compared to ¥4,791 million for the fiscal year ended March 31, 2006. This significant decrease was due primarily to the fact that Komatsu did not realize an impairment loss in a large amount for the fiscal year ended March 31, 2007 as it did for the fiscal year ended March 31, 2006 when it conducted a reevaluation of its manufacturing machinery and equipment prior to its discontinuance and recorded a large loss for such machinery and equipment prior to the construction of a new plant.

Impairment loss on goodwill

Komatsu did not recognize any impairment loss on goodwill for the fiscal year ended March 31, 2007, unlike the fiscal year ended March 31, 2006. For the fiscal year ended March 31, 2006, ¥3,041 million of impairment loss on goodwill was recognized when it recognized an impairment loss on goodwill allocated to a reporting unit in the Construction and Mining Equipment operating segment due to the unfavorable business circumstances relating to the net assets of such reporting unit.

Operating Income

Consolidated operating income for the fiscal year ended March 31, 2007 increased by 49.8%, or ¥81,313 million, to ¥244,741 million (U.S.$2,074 million) as compared to ¥163,428 million for the fiscal year ended March 31, 2006. As a result, operating income ratio for the fiscal year ended March 31, 2007 increased by 2.8 percentage points to 12.9% from 10.1% for the fiscal year ended March 31, 2006.

Other Expenses

Consolidated other expenses for the fiscal year ended March 31, 2007 increased by 7.9%, or ¥601 million, to ¥8,250 million (U.S. $70 million) as compared to ¥7,649 million for the fiscal year ended March 31, 2006. This increase was due primarily to the increase in interest expense which increased by 26.8%, or ¥3,277 million, to ¥15,485 million (U.S.$131 million) as compared to ¥12,208 million for the fiscal year ended March 31, 2006, as a result of an increase in interest rates for Komatsu’s variable rate debt obligations reflecting market movement. Interest and dividend income for the fiscal year ended March 31, 2007 increased by 25.0%, or ¥1,708 million, to ¥8,532 million (U.S.$72 million) as compared to ¥6,824 million for the fiscal year ended March 31, 2006, and partially offset the increase in interest expense. This 25.0% increase in interest and dividend income was primarily due to the increase in interest income received from customers to whom Komatsu provided financing in connection with the purchase of Komatsu equipment.

Income from Continuing Operations Before Income Taxes, Minority Interests and Equity in Earnings of Affiliated Companies

As a result of the above factors, consolidated income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2007 increased by 51.8%, or ¥80,712 million, to ¥236,491 million (U.S.$2,004 million) as compared to ¥155,779 million for the fiscal year ended March 31, 2006.

Total Income Taxes

Total consolidated income taxes for the fiscal year ended March 31, 2007 increased by ¥35,775 million to ¥79,745 million (U.S.$676 million) from ¥43,970 million for the fiscal year ended March 31, 2006. The actual effective tax rate for the fiscal year ended March 31, 2007 increased to 33.7% from 28.2% for the fiscal year ended March 31, 2006. The total change in the effective tax rate for the fiscal year ended March 31, 2007 as compared to the prior fiscal year was largely due to changes in the amount of tax benefits realized in connection with operating losses of certain subsidiaries. For additional information, see Note 16 of the Notes to Consolidated Financial Statements.

Income from Continuing Operations Before Minority Interests and Equity in Earnings of Affiliated Companies

As a result of the above factors, consolidated income from continuing operations before minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2007 increased by ¥44,937 million to ¥156,746 million (U.S.$1,328 million) as compared to ¥111,809 million for the fiscal year ended March 31, 2006.

Minority Interests in Income of Consolidated Subsidiaries

Minority interests in income of consolidated subsidiaries for the fiscal year ended March 31, 2007 increased by ¥1,245 million to ¥6,580 million (U.S.$55 million) as compared to ¥5,335 million for the fiscal year ended March 31, 2006. Minority interests in income of consolidated subsidiaries increased mainly as a result of improved earnings recorded by subsidiaries in Australia and China.

Equity in Earnings of Affiliated Companies

Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2007 increased by ¥431 million to ¥3,098 million (U.S.$26 million) as compared to ¥2,667 million for the fiscal year ended March 31, 2006, in part due to the improved earnings recorded by affiliated companies in which Komatsu owns minority interests.

Income from Continuing Operations

As a result of the above, consolidated income from continuing operations for the fiscal year ended March 31, 2007 increased by 40.4%, or ¥44,123 million, to ¥153,264 million (U.S.$1,299 million) as compared to ¥109,141 million for the fiscal year ended March 31, 2006.

Income from Discontinued Operations Less Applicable Income Taxes, Minority Interests and Equity in Earnings of Affiliated Companies

Consolidated income from discontinued operations less applicable income taxes, minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2007 increased by 120.9%, or ¥6,225 million, to ¥11,374 million (U.S.$96 million) as compared to ¥5,149 million for the fiscal year ended March 31, 2006. Consolidated income from discontinued operations less applicable income taxes, minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2007 include the gain from the sale of KEM’s shares in the amount of approximately ¥7.5 billion (U.S.$ 64 million).

Net Income

As a result of the above factors, Komatsu’s consolidated net income for the fiscal year ended March 31, 2007 increased by ¥50,348 million to ¥164,638 million (U.S.$1,395 million) as compared to ¥114,290 million for the fiscal year ended March 31, 2006. As a result, basic net income per share rose to ¥165.70 for the fiscal year ended March 31, 2007 from ¥115.13 for the fiscal year ended March 31, 2006. Diluted net income per share rose to ¥165.40 for the fiscal year ended March 31, 2007 from ¥114.93 for the fiscal year ended March 31, 2006.

Segment Profit

Segment profit, which is one of Komatsu’s key management indices, is calculated in conformity with Japanese accounting principles by subtracting the cost of sales and selling, general and administrative expenses from net sales. Komatsu considers segment profit to be one of its key management indices because it enables management to evaluate financial data for each operating and geographic segment separately, without the effect of factors unrelated to business activities, such as impairment loss or interest income/expense. Based on such evaluation of financial data for each operating and geographic segment, management assesses the performance of each such operating and geographic segment and determines how to allocate resources to each such segment.

Segment profit on a consolidated basis increased by 51.8%, or ¥85,245 million, to ¥249,746 million (U.S.$2,116 million) for the fiscal year ended March 31, 2007 from ¥164,501 million for the fiscal year ended March 31, 2006. Segment profit in the Construction and Mining Equipment operating segment for the fiscal year ended March 31, 2007 increased by 54.4%, or ¥77,702 million, to ¥220,606 million (U.S.$1,870 million) from ¥142,904 million for the fiscal year ended March 31, 2006. Factors contributing to the increase in Segment profit in the Construction and Mining Equipment operating segment for the fiscal year ended March 31, 2007 were: (i) higher gross margin resulting from increased sales volume (which increased segment profit by approximately ¥53.5 billion), (ii) higher product prices (which increased segment profit by approximately ¥46.4 billion), (iii) gains from foreign exchange rate fluctuations as the Japanese yen weakened against both the U.S. Dollar and the Euro during the fiscal year ended March 31, 2007 (which increased segment profit by approximately ¥16.1 billion), and (iv) lower costs. Such factors offset the higher prices of steel materials, tires and other purchased parts (which decreased segment profit by approximately ¥14.6 billion ), and higher fixed costs related to research and development activities and reinforcing Komatsu’s sales and product support services. Segment profit for the Industrial Machinery, Vehicles and Others operating segment for the fiscal year ended March 31, 2007 increased by 31.5%, or ¥7,085 million, to ¥29,555 million (U.S.$250 million) from ¥22,470 million for the fiscal year ended March 31, 2006. This increase was primarily due to increased sales generated by the consolidated subsidiaries of the Company, including Komatsu Forklift Co., Ltd., Komatsu Industries Corp., Komatsu Machinery Corp. and Komatsu Logistics Corp., and other subsidiaries. In the Electronics operating segment, while Komatsu Electronics Inc., a wholly-owned subsidiary engaging in the production and sale of temperature-control equipment for semiconductor manufacturing, increased profits within the Electronics operating segment, the sale of polycrystalline silicon business reduced overall segment profit for the fiscal year ended March 31, 2007 to ¥2,137 million (U.S.$18 million) by 29.8%, or ¥908 million, from ¥3,045 million in the fiscal year ended March 31, 2006.

Performance by Operating Segments

The following table indicates net sales and segment profit broken down by operating segments for the fiscal years ended March 31, 2007 and 2006.

	Millions of Yen		Percentage Change	Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2007	2006	2007 vs. 2006	2007
Net sales:
Construction and Mining Equipment
Customers	¥1,567,723	¥1,291,223	21.4%	$13,286
Intersegment	20,253	21,203	-4.5%	171

Total	1,587,976	1,312,426	21.0%	13,457

Industrial Machinery, Vehicles and Others
Customers	298,022	279,497	6.6%	2,526
Intersegment	99,229	82,196	20.7%	841

Total	397,251	361,693	9.8%	3,367

Electronics
Customers	27,598	41,420	-33.4%	234
Intersegment	13	15	-13.3%	0

Total	27,611	41,435	-33.4%	234

Elimination	(119,495)	(103,414)	15.6%	(1,013)

Consolidated Net Sales	¥1,893,343	¥1,612,140	17.4%	16,045

Segment Profit :
Construction and Mining Equipment	¥220,606	¥142,904	54.4%	1,870
Industrial Machinery, Vehicles and Others	29,555	22,470	31.5%	250
Electronics	2,137	3,045	-29.8%	18

Total	252,298	168,419	49.8%	2,138

Corporate expenses and elimination	(2,552)	(3,918)	-34.9%	(22)

Consolidated Segment Profit	¥249,746	¥164,501	51.8%	$2,116

Notes:

1)	Transfers between segments are made at estimated arm’s-length prices.

2)	In conformity with Japanese accounting principles, segment profit is obtained by subtracting the aggregate sum of cost of sales and selling, general and administrative expenses, from net sales.

3)	On October 18, 2006, the Company sold 51.0% of the shares of KEM to SUMCO. Prior to this disposition, the Company held a 61.9% equity interest in KEM. On January 30, 2007, the Company signed a definitive agreement to sell the OPE business of Komatsu Zenoah Co. to a Japanese subsidiary of Husqvarna AB of Sweden. The sale of the OPE business was completed on April 2, 2007. As a result, the operating results of KEM and its subsidiaries as well as the OPE business of Komatsu Zenoah Co. and its subsidiaries engaging in the OPE business are no longer consolidated in Komatsu’s results as of the date of their respective disposition. The operating results of these subsidiaries and the OPE business, and the gain recognized on the sale of KEM and its subsidiaries are presented as income from discontinued operations in the consolidated statements of income in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The above consolidated statements of income have been reclassified to take these sales into consideration.

Net sales to customers recognized by sales destination

	Millions of Yen		Percent Change	Millions of U.S.dollars
	Fiscal Years Ended March, 31
	2007	2006	2007 vs 2006	2007
(1) Construction and Mining Equipment operating segment
Japan	¥282,596	¥274,792	2.8%	$2,395
Americas	480,193	421,133	14.0%	4,069
Europe and CIS	311,808	224,272	39.0%	2,642
China	108,392	68,145	59.1%	919
Asia (excluding Japan, China) and Oceania	229,881	195,728	17.4%	1,948
Middle East and Africa	154,853	107,153	44.5%	1,312
(2) Industrial Machinery, Vehicles and Others	298,022	279,497	6.6%	2,526
(3) Electronics	27,598	41,420	-33.4%	234

Consolidated net sales	¥1,893,343	¥1,612,140	17.4%	$16,045

Construction and Mining Equipment

Consolidated net sales to customers in the Construction and Mining Equipment operating segment for the fiscal year ended March 31, 2007 increased by 21.4%, or ¥276,500 million, to ¥1,567,723 million (U.S.$13,286 million) as compared to ¥1,291,223 million for the fiscal year ended March 31, 2006. As the markets for products manufactured by Komatsu continued to grow worldwide, Komatsu expanded production capacity in consultation with suppliers, worked jointly with Komatsu’s distributors to launch updated models of its existing products that comply with new emission gas regulations in Japan, North America and Europe, and reinforced its sales and service operations in Greater Asia.

With respect to production, Komatsu proactively expanded its manufacturing capacity for key components, such as engines and hydraulic equipment. In January 2007, Komatsu opened the Ibaraki Plant in Japan for the production of large dump trucks and wheel loaders. In India where the economy has been growing rapidly, Komatsu opened Komatsu India Private Limited and also embarked on the production of large dump trucks.

Net sales to customers in Japan (based on sales destination) for the fiscal year ended March 31, 2007 increased by 2.8%, or ¥7,804 million, to ¥282,596 million (U.S.$2,395 million) as compared to ¥274,792 million for the fiscal year ended March 31, 2006. This increase was due primarily to increased capital outlays in the private sector as a result of increased profits, improved corporate balance sheet , and growth in export volume. In addition, the increase in net sales in Japan was due in part to an increase in demand for new equipment in Japan, especially in the rental industry, during the fiscal year ended March 31, 2007 as a result of (1) the robust export of used construction equipment from Japan to developing countries such as China and countries in the Middle East, which contributed to the decrease in the stock of equipment that is in use in Japan and (2) the increase in demand for equipment complying with the new emission gas regulations.

In the Americas, while demand declined for small construction equipment due to the slowing in the housing market in the United States, demand for other equipment remained strong in non-residential construction projects, highway-related projects and resource development projects. In Latin America, demand for mining equipment increased. Given such environment, Komatsu made efforts to increase sales of its Tier III emission regulations compliant models and to realize the appropriate sales price of its products in North America. Komatsu also worked to reinforce its sales and product support capabilities for the mining industry in both North and South America.

As a result, net sales to customers in the Americas (based on sales destination) for the fiscal year ended March 31, 2007 increased by 14.0% (or ¥59,060 million) to ¥480,193 million (U.S.$4,069 million) as compared to ¥421,133 million for the fiscal year ended March 31, 2006.

In Europe, market demand improved in Germany, the largest European market of Komatsu products, and in Eastern Europe. Komatsu made efforts to capture such increase in demand by (1) introducing and expanding sales of its Tier III-compliant models, including a large wheel loader with enhanced capabilities, (2) streamlining its production process starting with the procurement of raw materials and parts to the manufacturing and sales of its products and (3) strengthening its distribution network by relocating its distributors in Eastern Europe.

In CIS, sales expanded driven by strong demand in resource development-related sectors and infrastructure developments in metropolitan areas. As a result, net sales to customers in Europe and CIS (based on sales destination) for the fiscal year ended March 31, 2007 increased by 39.0% (or ¥87,536 million) to ¥311,808 million (U.S.$2,642 million) as compared to ¥224,272 million for the fiscal year ended March 31, 2006.

Komatsu continued to record strong sales in mining equipment in Oceania. Sales in Indonesia, the largest market of Komatsu’s products in Southeast Asia, also increased reflecting the recovery in demand within the civil engineering sector. As a result, net sales to customers in Asia and Oceania (based on sales destination) for the fiscal year ended March 31, 2007 increased by 17.4%, or ¥34,153 million, to ¥229,881 million (U.S.$1,948 million) as compared to ¥195,728 million for the fiscal year ended March 31, 2006.

In China, the construction and mining equipment market continued to record a high rate of growth for Komatsu’s products. Komatsu focused its efforts on streamlining its production and sales operations using information regarding current and prospective outlooks it received through its discussion with customers and real time data about its machines through the deployment of information technology. Komatsu also expanded sales of mining equipment primarily in large dump trucks as a result of increased mining activities. As a result, net sales to customers in China (based on sales destination) for the fiscal year ended March 31, 2007 increased by 59.1%, or ¥40,247 million, to ¥108,392 million (U.S.$919 million) as compared to ¥68,145 million for the fiscal year ended March 31, 2006.

In the Middle East and Africa, demand for Komatsu’s products continued to expand due primarily to an increase in the number of infrastructure development projects in Saudi Arabia and other oil producing countries, as well as in Turkey, and an increase in the number of mining development projects in African countries. To capture increased investments in infrastructure development projects mainly in oil-producing countries, Komatsu carried out aggressive marketing and promotion activities and worked to reinforce product support functions by increasing the number of its support centers and personnel. As a result, net sales to customers in the Middle East and Africa (based on sales destination) increased by 44.5%, or ¥47,700 million, from ¥107,153 million to ¥154,853 million (U.S.$1,312 million) for the fiscal year ended March 31, 2007 as compared to the fiscal year ended March 31, 2006.

Segment profit for the Construction and Mining Equipment operating segment for the fiscal year ended March 31, 2007 increased by 54.4%, or ¥77,702 million, to ¥220,606 million (U.S.$1,870 million) as compared to ¥142,904 million for the fiscal year ended March 31, 2006. This increase was primarily due to positive factors such as expanded gross margin as a result of increased sales volume, gain from foreign exchange rates, price increase and cost reductions of its products which outweighed negative factors such as the soaring price of parts, an increase in research and development expenses for developing models which are compliant with new emission gas regulations, and the costs incurred to reinforce its sales and product support organization. Komatsu also worked to further improve its management efficiency by merging ten affiliated rental companies to Komatsu Rental Japan Ltd. in October 2006.

Industrial Machinery, Vehicles and Others

Consolidated net sales to customers in the Industrial Machinery, Vehicles and Others operating segment for the fiscal year ended March 31, 2007 increased by 6.6%, or ¥18,525 million, to ¥298,022 million (U.S.$2,526 million) as compared to ¥279,497 million for the fiscal year ended March 31, 2006. Segment profit for the Industrial Machinery, Vehicles and Others operating segment for the fiscal year ended March 31, 2007 increased by 31.5%, or ¥7,085 million, to ¥29,555 million (U.S.$250 million) as compared to ¥22,470 million for the fiscal year ended March 31, 2006. The increase of sales and profits were primarily due to strong sales recorded by Komatsu’s principal subsidiaries, such as Komatsu Forklift Co, Ltd. and Komatsu Industries Corporation. For example, Komatsu Forklift Co., Ltd. increased its sales by not only expanding sales in the Middle East and Asian markets but also launching a full line of new battery-powered forklifts models in the overseas markets. For fiscal year ended March 31, 2007, sales of Komatsu Industries’ sheet metal and press machines were brisk mainly due to high demand for AC Servo technology-incorporated presses. With respect to large presses, Komatsu commenced production at its new plant in Ishikawa Prefecture in Japan in January 2007, expanding its production capacity to meet increasing orders for AC Servo technology-incorporated presses.

Electronics

Consolidated net sales to customers in the Electronics operating segment for the fiscal year ended March 31, 2007 decreased by 33.4%, or ¥13,822 million, to ¥27,598 million (U.S.$ 234 million) as compared to ¥41,420 million for the fiscal year ended March 31, 2006. This decrease was primarily due to decreased sales resulting from the sale of the polycrystalline silicon business, which completed during the fiscal year ended March 31, 2007, while Komatsu Electronics Inc., a wholly-owned subsidiary engaging in the production and sale of temperature-control equipment for semiconductor manufacturing, expanded sales for the fiscal year ended March 31, 2007. Segment profit for the Electronics operating segment for the fiscal year ended March 31, 2007 decreased by 29.8%, or ¥908 million, from ¥3,045 million to ¥2,137 million (U.S.$18 million) as compared to the fiscal year ended March 31, 2006.

Performance by Geographic Segments

The following table indicates net sales and segment profit broken down by the geographic origin of sellers for the fiscal years ended March 31, 2007 and 2006.

	Millions of Yen		Percentage Change	Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2007	2006	2007 vs. 2006	2007
Net sales:
Japan—
Customers	¥739,206	¥682,260	8.3%	$6,264
Intersegment	396,361	297,784	33.1%	3,359
Total	1,135,567	980,044	15.9%	9,623

Americas—
Customers	527,792	466,049	13.2%	4,473
Intersegment	38,221	22,596	69.1%	324
Total	566,013	488,645	15.8%	4,797

Europe—
Customers	298,509	212,844	40.2%	2,530
Intersegment	34,450	29,760	15.8%	292
Total	332,959	242,604	37.2%	2,822

Others—
Customers	327,836	250,987	30.6%	2,778
Intersegment	20,678	19,250	7.4%	175
Total	348,514	270,237	29.0%	2,953

Elimination	(489,710)	(369,390)	32.6%	(4,150)
Consolidated	¥1,893,343	¥1,612,140	17.4%	$16,045

Segment Profit (loss):
Japan	¥140,193	¥89,913	55.9%	$1,188
Americas	51,842	38,966	33.0%	439
Europe	32,104	20,315	58.0%	272
Others	38,033	22,539	68.7%	322
Corporate and elimination	(12,426)	(7,232)	71.8%	(105)

Consolidated	¥249,746	¥164,501	51.8%	$2,116

Note: In conformity with Japanese accounting principles, segment profit is obtained by subtracting the aggregate sum of cost of sales and selling, general and administrative expenses, from net sales.

Japan

Net sales to customers in the Japan geographic segment for the fiscal year ended March 31, 2007 increased by 8.3%, or ¥56,946 million, to ¥739,206 million (U.S.$6,264 million) as compared to ¥682,260 million for the fiscal year ended March 31, 2006. In the Construction and Mining Equipment business, overseas demand in mining and infrastructure construction remained steady and exports of construction and mining equipment grew significantly primarily due to the expansion of the global economy. In the Industrial Machinery, Vehicles and Others operating segment, the industrial machinery business and the forklift business led the continued growth in sales as exports of such products increased.

Segment profit for Japan for the fiscal year ended March 31, 2007 increased by 55.9% (or ¥50,280 million) from ¥89,913 million to ¥140,193 million (U.S.$1,188 million) as compared to the fiscal year ended March 31, 2006.

Americas

Net sales to customers in the Americas geographic segment for the fiscal year ended March 31, 2007 increased by 13.2% (or ¥61,743 million) from ¥466,049 million to ¥527,792 million (U.S.$4,473 million) as compared to the fiscal year ended March 31, 2006. This increase in net sales was primarily due to the increase in sales of construction and mining equipment, which sales increase exceeded that of the last fiscal year. This increase in sales was partially offset by the decrease in sales in the Electronics operating segment as a result of the sale of ASiMI during the fiscal year ended March 31, 2006.

Segment profit for the Americas for the fiscal year ended March 31, 2007 increased by 33.0% (or ¥12,876 million) from ¥38,966 million to ¥51,842 million (U.S.$439 million) as compared to the fiscal year ended March 31, 2006. This increase was due primarily to Komatsu’s continuing effort to improve the sales prices of its products in the Construction and Mining Equipment operating segment, which was partially offset by a decrease in sales in the Electronics operating segment as a result of the sale of ASiMI during the fiscal year ended March 31, 2006.

Europe

Net sales to customers in Europe geographic segment for the fiscal year ended March 31, 2007 increased by 40.2%, or ¥85,665 million, to ¥298,509 million (U.S.$2,530 million) as compared to ¥212,844 million for the fiscal year ended March 31, 2006. This increase was due primarily to an increase in sales of construction and mining equipment, including an increase in sales of large hydraulic excavators, as resource development activities increased in this geographic segment.

Segment profit for Europe for the fiscal year ended March 31, 2007 increased by 58.0%, or ¥ 11,789 million, to ¥32,104 million (U.S.$272 million) as compared to ¥20,315 million for the fiscal year ended March 31, 2006, such improvement was due primarily to increased sales of construction and mining equipment.

Others

Net sales to customers in the Others geographic segment for the fiscal year ended March 31, 2007 increased by 30.6%, or ¥76,849 million, to ¥327,836 million (U.S.$2,778 million) as compared to ¥250,987 million for the fiscal year ended March 31, 2006. This increase was due primarily to the increase in sales of construction and mining equipment mainly in China and Australia as a result of economic growth and increased demand in those areas.

Segment profit for the Others geographic segment for the fiscal year ended March 31, 2007 increased by 68.7%, or ¥15,494 million, to ¥38,033 million (U.S.$322 million) as compared to ¥22,539 million for the fiscal year ended March 31, 2006, such improvement was due primarily to increased sales of construction and mining equipment.

Comparison of Fiscal Years Ended March 31, 2006 and 2005

The following tables set forth selected consolidated financial and operating data, including numerical data expressed as a percentage of total consolidated net sales for the periods indicated, and the changes in each consolidated financial line item between the indicated fiscal years.

	Millions of Yen				Percentage change
	Fiscal Years Ended March 31,
	2006		2005		2006 vs. 2005
Net sales	¥1,612,140	100.0%	¥1,356,071	100.0%	18.9%
Cost of sales	1,185,240	73.5%	1,009,859	74.5%	17.4%
Selling, general and administrative expenses	262,399	16.3%	252,011	18.6%	4.1%
Impairment loss on long-lived assets held for use	4,791	0.3%	4,200	0.3%	14.1%
Impairment loss on goodwill	3,041		—		—
Other operating income (expenses)	6,759		5,861		15.3%

Operating income	163,428	10.1%	95,862	7.1%	70.5%

Other expenses	(7,649)		(3,993)		91.6%
Interest and dividend income	6,824		5,138		32.8%
Interest expense	(12,208)		(10,611)		15.1%
Other-net	(2,265)		1,480		-253.0%

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	155,779	9.7%	91,869	6.8%	69.6%

Income taxes
Current	45,751		16,056		184.9%
Deferred	(1,781)		18,229		-109.8%

Total	43,970	2.7%	34,285	2.5%	28.2%

Income from continuing operations before minority interests and equity in earnings of affiliated companies	111,809	6.9%	57,584	4.2%	94.2%
Minority interests in income of consolidated subsidiaries	(5,335)		(2,603)		105.0%
Equity in earnings of affiliated companies	2,667		887		200.7%

Income from continuing operations	109,141	6.8%	55,868	4.1%	95.4%

Income from discontinued operations, less applicable income taxes, minority interests and equity in earnings of affiliated companies	5,149	0.3%	3,142	0.2%	63.9%

Net income	¥114,290	7.1%	¥59,010	4.4%	93.7%

	Yen
Per share data
Income from continuing operations:
Basic	¥109.94		¥56.34
Diluted	109.75		56.30
Income from discontinued operations:
Basic	5.19		3.17
Diluted	5.18		3.17
Net income:
Basic	115.13		59.51
Diluted	114.93		59.47

Cash dividends per share	¥14.00		¥9.00

	Millions of Yen				Percentage change
	Fiscal Years Ended March 31,
	2006		2005		2006 vs. 2005
Segment profit	164,501	10.2%	94,201	6.9%	74.6%

Notes:

1)	Segment profit is calculated in conformity with Japanese accounting principles. Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.

2)	Starting from the fiscal year ended March 31, 2007, Komatsu changed its method for presenting its consolidated statements of income from a single-step method to a multiple-step method. To calculate the percentage change from the previous fiscal year, Komatsu used the corresponding figures for the fiscal year ended March 31, 2005 and 2006 which was reclassified using the multiple-step method.

3)	On October 18, 2006, the Company sold 51.0% of the shares of KEM to SUMCO. Prior to this disposition, the Company held a 61.9% equity interest in KEM. On January 30, 2007, the Company signed a definitive agreement to sell the OPE business of Komatsu Zenoah Co. to a Japanese subsidiary of Husqvarna AB of Sweden. The sale of the OPE business was completed on April 2, 2007. As a result, the operating results of KEM and its subsidiaries as well as the OPE business of Komatsu Zenoah Co. and its subsidiaries engaging in the OPE business are no longer consolidated in Komatsu’s results as of the date of their respective disposition. The above consolidated statements of income have been reclassified to take these sales into consideration.

Net sales

Consolidated net sales for the fiscal year ended March 31, 2006 increased by 18.9% (or ¥256,069 million) from ¥1,356,071 million to ¥1,612,140 million as compared to the fiscal year ended March 31, 2005. For the fourth consecutive fiscal year, Komatsu recorded growth with respect to net sales. The 18.9% increase was primarily due to increased sales in the Construction and Mining Equipment operating segment, which primarily resulted from (1) the expansion of the U.S. economy, (2) the development of and increased investments in infrastructure by countries in emerging markets, (3) an increase in demand for raw materials that produce energy and (4) the rising prices of primary commodities.

Net sales in the Construction and Mining Equipment operating segment, the Industrial Machinery, Vehicles and Other operating segment for the fiscal year ended March 31, 2006 increased by 21.7% (or ¥230,062 million) and 12.5% (or ¥31,010 million) as compared to the fiscal year ended March 31, 2005, respectively. Net sales in the Electronics operating segment for the fiscal year ended March 31, 2006 decreased by 10.8% (or ¥5,003 million) as compared to the fiscal year ended March 31, 2005. See the discussion in the operating segment section provided below for additional information.

Cost of Sales

Komatsu’s consolidated cost of sales increased by 17.4% (or ¥175,381 million) from ¥1,009,859 million to ¥1,185,240 million as compared to the fiscal year ended March 31, 2005, in line with the increase in sales for the fiscal year ended March 31, 2006. The ratio of cost of sales to net sales decreased by 1.0 points from 74.5% to 73.5% for the fiscal year ended March 31, 2006 as compared to the fiscal year ended March 31, 2005 because the increase in cost of sales for the fiscal year ended March 31, 2006 was fully offset by the increase in net sales for the fiscal year ended March 31, 2006 due to Komatsu’s ability to leverage its fixed cost.

Selling, General and Administrative Expenses

Selling, general and administrative expenses rose by 4.1% in the fiscal year ended March 31, 2006 to ¥262,399 million from ¥252,011 million in the fiscal year ended March 31, 2005, primarily due to higher direct selling expenses, which is in line with the increase in sales volume during the year ended March 31, 2006. Although Komatsu experienced an increase in certain expenses in the fiscal year ended March 31, 2006 due to its efforts to reinforce its product support and services structure, safety and environmental management system, and compliance programs relating to environmental and other regulations, the ratio of selling, general and administrative expenses to net sales decreased by 2.3 points to 16.3% as compared to 18.6% for the fiscal year ended March 31, 2005 as Komatsu benefited from its continuous efforts to decrease fixed costs as part of the Reform of Business Structure project.

Impairment Loss on Long-Lived Assets Held for Use

The impairment loss on long-lived assets held for use for the fiscal year ended March 31, 2006 increased by 14.1% (or ¥591 million) from ¥4,200 million to ¥4,791 million as compared to the fiscal year ended March 31, 2005.

Impairment Loss on goodwill

The impairment loss on goodwill for the fiscal year ended March 31, 2006 increased by ¥3,041 million from ¥0 million to ¥3,041 million as compared to the fiscal year ended March 31, 2005. For the fiscal year ended March 31, 2006, Komatsu recognized an impairment loss of ¥3,041 million on goodwill allocated to a reporting unit in the Construction and Mining Equipment operating segment due to the unfavorable business circumstance relating to the net assets of such reporting unit. This impairment loss was recognized based on the amount by which the sum of the net book value of the reporting unit to which the goodwill was assigned exceeded the estimated fair value of such reporting unit as determined based on estimated future discounted cash flows.

Operating Income.

Consolidated operating income for the fiscal year ended March 31, 2006 increased by 70.5% (or ¥67,566 million) from ¥95,862 million to ¥163,428 million as compared to the fiscal year ended March 31, 2005.

Other Expenses

Consolidated other expenses for the fiscal year ended March 31, 2006 increased by 91.6% (or ¥3,656 million) from ¥3,993 million to ¥7,649 million as compared to the fiscal year ended March 31, 2005. This 91.6% increase was primarily due to the loss of ¥4,298 million suffered by Komatsu in connection with the sale or disposal of its fixed assets during the fiscal year ended March 31, 2006 as it made efforts to improve its manufacturing facilities, as well as, net foreign exchange loss of ¥1,545 million.

Income from Continuing Operations Before Income Taxes, Minority Interests and Equity in Earnings of Affiliated Companies

Consolidated income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2006 increased by 69.6% (or ¥63,910 million) from ¥91,869 million to ¥155,779 million as compared to the fiscal year ended March 31, 2005.

Total Income Taxes

Total consolidated income taxes for the fiscal year ended March 31, 2006 increased by ¥9,685 million to ¥43,970 million due to an income tax expense of ¥34,285 million for the fiscal year ended March 31, 2005. The actual effective tax rate for the fiscal year ended March 31, 2006 decreased to 28.2 % from 37.3% as compared to the fiscal year ended March 31, 2005. The change in effective tax rate for the fiscal year ended March 31, 2006 as compared to the prior fiscal year was largely due to the tax benefit recognized by Komatsu America Corp. amounting to ¥18,357 million on net operating loss carry forwards of its subsidiaries. The difference between the combined statutory tax rate of 40.8% and the actual effective tax rate of 28.2% was caused by a realization of tax benefits on operating losses of subsidiaries and income from foreign subsidiaries being taxed at a rate lower than the Japanese statutory rate, which was offset in part by operating losses for which no benefit has been recognized and non-deductible expenses.

Income from Continuing Operations Before Minority Interests and Equity in Earnings of Affiliated Companies

As a result of the above factors, consolidated income from continuing operations before minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2006 increased by ¥54,225 million from ¥57,584 million to ¥111,809 million as compared to the fiscal year ended March 31, 2005.

Minority Interests in Income of Consolidated Subsidiaries

Minority interests in income of consolidated subsidiaries for the fiscal year ended March 31, 2006 increased by ¥2,732 million from ¥2,603 million to ¥5,335 million as compared to the fiscal year ended March 31, 2005. Minority interests in income of consolidated subsidiaries increased mainly because of improved earnings recorded by subsidiaries in China.

Equity in Earnings of Affiliated Companies

Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2006 increased by ¥1,780 million from ¥887 million to ¥2,667 million as compared to the fiscal year ended March 31, 2005, due to the improved earnings recorded by affiliated companies in which Komatsu owns minority interests.

Income from Continuing Operations

As a result, consolidated income from continuing operations for the fiscal year ended March 31, 2006 increased by ¥53,273 million from ¥55,868 million to ¥109,141 million as compared to the fiscal year ended March 31, 2005.

Income from Discontinued Operations Less Applicable Income Taxes, Minority Interests And Equity In Earnings of Affiliated Companies

Consolidated income from discontinued operations less applicable income taxes, minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2006 increased by ¥2,007 million from ¥3,142 million to ¥5,149 million as compared to the fiscal year ended March 31, 2005.

Net Income.

As a result of the above factors, Komatsu’s consolidated net income for the fiscal year ended March 31, 2006 increased by ¥55,280 million from ¥59,010 million to ¥114,290 million, as compared to the fiscal year ended March 31, 2005. Accordingly, basic net income per share rose to ¥115.13 for the fiscal year ended March 31, 2006 from ¥59.51 for the fiscal year ended March 31, 2005. Diluted net income per share rose to ¥114.93 for the fiscal year ended March 31, 2006 from ¥59.47 for the fiscal year ended March 31, 2005.

Segment Profit

Segment profit for the fiscal year ended March 31, 2006 increased by 74.6% (or ¥70,300 million) from ¥94,201 million to ¥164,501 million as compared to the fiscal year ended March 31, 2005. Segment profit is calculated in conformity with Japanese accounting principles. Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.

Performance by Operating Segments

The following table indicates net sales and segment profit broken down by operating segments for the fiscal years ended March 31, 2006 and 2005.

	Millions of Yen		Percentage Change
	Fiscal Years Ended March 31,
	2006	2005	2006 vs. 2005
Net sales:
Construction and Mining Equipment
Customers	¥1,291,223	¥1,061,161	21.7%
Intersegment	21,203	15,199	39.5%

Total	1,312,426	1,076,360	21.9%

Industrial Machinery, Vehicles and Others
Customers	279,497	248,487	12.5%
Intersegment	82,196	62,155	32.2%

Total	361,693	310,642	16.4%

Electronics
Customers	41,420	46,423	-10.8%
Intersegment	15	26	-42.3%

Total	41,435	46,449	-10.8%

Elimination	(103,414)	(77,380)	33.6%

Consolidated Net Sales	¥1,612,140	¥1,356,071	18.9%

Segment Profit :
Construction and Mining Equipment	¥142,904	¥78,427	82.2%
Industrial Machinery, Vehicles and Others	22,470	15,440	45.5%
Electronics	3,045	5,414	-43.8%

Total	168,419	99,281	69.6%

Corporate expenses and elimination	(3,918)	(5,080)	-22.9%

Consolidated Segment Profit	¥164,501	¥94,201	74.6%

Note:

1)	Transfers between segments are made at estimated arm’s-length prices.

2)	In conformity with Japanese accounting principles, segment profit is calculated by subtracting the aggregate sum of cost of sales and selling, general and administrative expenses, from net sales.

3)	On October 18, 2006, the Company sold 51.0% of the shares of KEM to SUMCO. Prior to this disposition, the Company held a 61.9% equity interest in KEM. On January 30, 2007, the Company signed a definitive agreement to sell the OPE business of Komatsu Zenoah Co. to a Japanese subsidiary of Husqvarna AB of Sweden. The sale of the OPE business was completed on April 2, 2007. As a result, the operating results of KEM and its subsidiaries as well as the OPE business of Komatsu Zenoah Co. and its subsidiaries engaging in the OPE business are no longer consolidated in Komatsu’s results as of the date of their respective disposition. The above consolidated statements of income have been reclassified to take these sales into consideration.

Net sales to customers recognized by sales destination for the fiscal years ended March 31, 2006 and 2005 were as follows:

	Millions of Yen		Percentage Change
	Fiscal Years Ended March 31,
	2006	2005	2006 vs. 2005
Japan	¥482,825	¥479,007	0.8%
Americas	477,718	355,561	34.4%
Europe and CIS	232,329	195,281	19.0%
China	89,667	51,987	72.5%
Asia (excluding Japan and China) and Oceania	213,719	190,458	12.2%
Middle East and Africa	115,882	83,777	38.3%

Consolidated net sales	¥1,612,140	¥1,356,071	18.9%

Construction and Mining Equipment

Consolidated net sales to customers in the Construction and Mining Equipment operating segment for the fiscal year ended March 31, 2006 increased by 21.7% (or ¥230,062 million) from ¥1,061,161 million to ¥1,291,223 million as compared to the fiscal year ended March 31, 2005. This increase reflected increased sales both in Japan and the overseas market as explained below.

Net sales to customers in Japan (based on sales destination) for the fiscal year ended March 31, 2006 increased by 1.2% (or ¥3,295 million) from ¥271,497 million to ¥274,792 million as compared to the fiscal year ended March 31, 2005. While Japanese construction investments remained at about the same level in fiscal year ended March 31,2006 as the fiscal year ended March 31, 2005, Komatsu experienced an increase in demand for new equipment in the fiscal year ended March 31, 2006 as compared to the fiscal year ended March 31, 2005, due to (1) the robust export of used construction equipment from Japan to developing countries such as China and countries in the Middle East, which contributed to the decrease in the stock of equipment that is in use in Japan, and (2) the ongoing reconstruction projects in earthquake and typhoon-devastated areas in Japan. Under such business environment, Komatsu focused its efforts on strengthening its used equipment business and improving its management efficiencies in the rental equipment business, while expanding sales of new equipment and increasing the sales price of its equipment. As a result, sales in the Construction and Mining Equipment operating segment in Japan remained at about the same level from the fiscal year ended March 31, 2005.

Net sales to customers in the Americas for the fiscal year ended March 31, 2006 increased by 35.5% (or ¥110,324 million) from ¥310,809 million to ¥421,133 million as compared to the fiscal year ended March 31, 2005. Demand in the Americas continued to increase primary due to the continuing housing construction boom in the United States, which constitutes the world’s largest housing market, and increased development of natural resources mainly in Latin America. Reconstruction projects in areas devastated by Hurricane Katrina also contributed to an increase in demand for products in the Construction and Mining Equipment operating segment. In North America, Komatsu increased sales as it carried out aggressive marketing efforts which included increasing the sale price of its products, strengthening its sales and distribution networks and improving its parts delivery capabilities, while promoting production efficiencies by transferring the knowledge accumulated by the mother factory in Japan to its overseas factories. Sales in Latin America were also strong, especially with respect to sales of mining equipment in Brazil and Chile.

Net sales to customers in Europe and CIS for the fiscal year ended March 31, 2006 increased by 20.5% (or ¥38,209 million) from ¥186,063 million to ¥224,272 million as compared to the fiscal year ended March 31, 2005. In Europe, Komatsu strengthened its sales and distribution networks in Eastern Europe and worked to improve its production efficiency mainly by transferring the production of certain models among its plants within Europe. Demand for Komatsu’s products in the Construction and Mining Equipment operating segment continued to increase in tandem with the growth of the European Union. Komatsu also expanded sales of its forestry equipment in Europe due to favorable market conditions in the lumber and pulp markets. As a result, sales in Europe in the fiscal year ended March 31, 2006 increased as compared to the fiscal year ended March 31, 2005. In CIS, sales in the Construction and Mining Equipment operating segment increased as the increase in demand for hydraulic excavators in Moscow and other metropolitan cities, as well as mining and energy-related sectors continued.

Net sales for the Construction and Mining Equipment operating segment in Asia and Oceania for the fiscal year ended March 31, 2006 increased by 13.2% (or ¥22,757 million) from ¥172,971 million to ¥195,728 million as compared to the fiscal year ended March 31, 2005. Although demand in Indonesia decreased in the civil engineering and construction sectors, because of the rising price of fossil fuels, total sales continued to increase in this region due to strong demand for mining equipment and off-highway dump trucks.

Net sales to customers in China for the fiscal year ended March 31, 2006 increased by 68.2% (or ¥27,629 million) from ¥40,516 million to ¥68,145 million as compared to the fiscal year ended March 31, 2005. The demand for construction and mining equipment increased in China in the fiscal year ended March 31, 2006 as compared to the fiscal year ended March 31, 2005 when the construction and mining equipment market in China recorded sluggish demand due to the implementation of measures to tighten credit extensions by the Chinese government. In particular, the increase in demand for small hydraulic excavators and mini excavators accelerated in China because of public development projects. Demand for medium-sized and large equipment also increased as the number of projects to excavate natural resources in China increased. Under these market conditions, Komatsu expanded the local production of mini excavators and commenced the local production of dump trucks in the fiscal year ended March 31, 2006. Komatsu also introduced a new IT-based management system to standardize the workflow of its distributors in China and to enhance its corporate strength.

Net sales to customers in the Middle East and Africa increased by 35.1% (or ¥27,848 million) from ¥79,305 million to ¥107,153 million for the fiscal year ended March 31, 2006 as compared to the fiscal year ended March 31, 2005. In the Middle East, demand for products in the Construction and Mining Equipment increased against the backdrop of increased investments in infrastructure developments mainly in oil-producing countries, as such countries benefited from high crude oil prices. In Africa, demand for mining equipment increased in particular. Under favorable overall market conditions in both regions for Komatsu’s products, Komatsu worked to reinforce its sales, service and maintenance capabilities, including providing adequate training to its salespersons and making enhancements to its product support and services structure, which led to increased net sales in this region for the Construction and Mining Equipment operating segment in the fiscal year ended March 31, 2006 when compared to the fiscal year ended March 31, 2005.

Segment profit for the Construction and Mining Equipment operating segment for the fiscal year ended March 31, 2006 increased by 82.2% (or ¥64,477 million) from ¥78,427 million to ¥142,904 million as compared to the fiscal year ended March 31, 2005. This increase in segment profit in the fiscal year ended March 31, 2006 was primarily due to (i) a higher gross margin resulting from increased sales volume (which increased segment profit by approximately ¥47.3 billion), (ii) higher product prices (which increased segment profit by approximately ¥29.5 billion), (iii) gains from foreign exchange rate fluctuations as the Japanese yen weakened against both the U.S. dollar and the Euro in the fiscal year ended March 31, 2006 (which increased segment profit by approximately ¥15.5 billion) and (iv) lower costs. Such factors completely offset higher prices of steel materials, tires and other purchased parts (which decreased segment profit by approximately ¥19.4 billion ), and higher fixed costs for research and development activities as well as reinforcing Komatsu’s sales and product support services.

Industrial Machinery, Vehicles and Others

Consolidated net sales in the Industrial Machinery, Vehicles and Others operating segment for the fiscal year ended March 31, 2006 increased by 12.5% (or ¥ 31,010 million) from ¥248,487 million to ¥279,497 million as compared to the fiscal year ended March 31, 2006.

Segment profit for the Industrial Machinery, Vehicles and Others operating segment for the fiscal year ended March 31, 2006 increased by 45.5% (or ¥7,030 million) from ¥15,440 million to ¥22,470 million as compared to the fiscal year ended March 31, 2005. This increase was primarily due to increased sales generated by the consolidated subsidiaries of the Company, such as Komatsu Forklift Co., Ltd., Komatsu Industries Corp., Komatsu Machinery Corp., Komatsu Logistics Corp., and Komatsu Engineering Corp.

Komatsu Forklift Co., Ltd. increased sales in the fiscal year ended March 31, 2006 by effectively capitalizing on increasing demand for forklifts in emerging markets, such as China, CIS and the Middle East, in addition to strong private-sector capital investments in Japan. Komatsu also engaged in aggressive business activities, such as increasing sales prices, launching the marketing of newer engine-driven forklift models and embarking on the local production of forklifts in China.

Komatsu Engineering Corp. enhanced its sales distribution through the development of its original technology.

In the Industrial Machinery sector included under the Industrial Machinery, Vehicles and Others operating segment, Komatsu’s Industrial Machinery Division recorded an increase in sales of large presses, centering on new innovative presses which incorporate AC Servo technologies, against the backdrop of greater capital investments by automakers. Komatsu Industries Corporation also experienced an increase on sales primarily from medium-sized presses. In particular, Komatsu Industries Corporation continued to record an increase in sales volume in the Hybrid AC Servo Press series, recording cumulative sales of 1,000 units since the market launch of the series in 2002. Furthermore, sales of machine tools such as crankshaft millers as well as LCD (liquid crystal display) manufacturing-related equipment manufactured by Komatsu Machinery Corporation increased in the fiscal year ended March 31, 2006.

Electronics

Consolidated net sales for the Electronics operating segment for the fiscal year ended March 31, 2006 decreased by 10.8% (or ¥5,003 million) from ¥46,423 million to ¥41,420 million as compared to the fiscal year ended March 31, 2005. This decrease was due primarily to decreased sales resulting from the sale of the polycrystalline silicon business.

Consolidated segment profit for the Electronics operating segment for the fiscal year ended March 31, 2006 decreased by 43.8% (or ¥2,369 million) from ¥5,414 million to ¥3,045 million as compared to the fiscal year ended March 31, 2005.

In June 2006, Komatsu finalized its negotiations with Renewable Energy Corporation AS (REC), a Norwegian manufacturer of solar battery materials to systems, concerning the sale of ASiMI. Following such negotiations, Komatsu America Corp., Komatsu’s U.S. subsidiary owning a 100% interest in ASiMI, formally signed a definitive sales agreement with SGS Holdings Inc., a U.S. subsidiary of REC and sold 75% of its ownership interest in ASiMI to Solar Grade Silicon Holdings at the end of July 2005. Komatsu retained a 25% ownership interest in ASiMI in the form of Class B Units which do not have voting rights but whose consent is required for certain matters, including a liquidation of ASiMI and certain actions relating to the long term materials supply agreement.

Performance by Geographic Segments

The following table indicates net sales and segment profit recognized by the geographic origin of the seller of such product or service for the fiscal years ended March 31, 2006 and 2005.

	Millions of Yen		Percentage Change
	Fiscal Years Ended March 31,
	2006	2005	2006 vs. 2005
Net sales:
Japan—
Customers	¥682,260	¥628,304	8.6%
Intersegment	297,784	231,812	28.5%
Total	980,044	860,116	13.9%

Americas—
Customers	466,049	356,284	30.8%
Intersegment	22,596	19,015	18.8%
Total	488,645	375,299	30.2%

Europe—
Customers	212,844	175,678	21.2%
Intersegment	29,760	21,787	36.6%
Total	242,604	197,465	22.9%

Others—
Customers	250,987	195,805	28.2%
Intersegment	19,250	9,404	104.7%
Total	270,237	205,209	31.7%

Elimination	(369,390)	(282,018)	31.0%
Consolidated	¥1,612,140	¥1,356,071	18.9%

Segment Profit (loss):
Japan	¥89,913	¥51,734	73.8%
Americas	38,966	24,652	58.1%
Europe	20,315	11,943	70.1%
Others	22,539	11,807	90.9%
Corporate and elimination	(7,232)	(5,935)	21.9%

Consolidated	¥164,501	¥94,201	74.6%

Note: In conformity with Japanese accounting principles, segment profit is obtained by subtracting the aggregate sum of cost of sales and selling, general and administrative expenses, from net sales.

Japan

Net sales in Japan to customers for the fiscal year ended March 31, 2006 increased by 8.6% (or ¥53,956 million) from ¥628,304 million to ¥682,260 million as compared to the fiscal year ended March 31, 2005. This increase was primarily due to increased sales derived from the robust export of construction and mining equipment from Japan to overseas.

Segment profit for Japan for the fiscal year ended March 31, 2006 increased by 73.8% (or ¥38,179 million) from ¥51,734 million to ¥89,913 million as compared to the fiscal year ended March 31, 2005. This increase was primarily due to increased net sales derived from the export of construction and mining equipment as discussed above, which offset increased production and logistics costs incurred by Komatsu to increase its production capacity within a short period of time to meet increased demand.

Americas

Net sales in the Americas for the fiscal year ended March 31, 2006 increased by 30.8% (or ¥109,765 million) from ¥356,284 million to ¥466,049 million as compared to the fiscal year ended March 31, 2005.

Segment profit for the Americas for the fiscal year ended March 31, 2006 increased by 58.1% (or ¥14,314 million) from ¥24,652 million to ¥38,966 million as compared to the fiscal year ended March 31, 2005.

Europe

Net sales in Europe for the fiscal year ended March 31, 2006 increased by 21.2% (or ¥37,166 million) from ¥175,678 million to ¥212,844 million as compared to the fiscal year ended March 31, 2005.

Segment profit for Europe for the fiscal year ended March 31, 2006 increased by 70.1% (or ¥ 8,372 million) from ¥11,943 million to ¥20,315 million as compared to the fiscal year ended March 31, 2005.

Others

Net sales in the Others geographic segment for the fiscal year ended March 31, 2006 increased by 28.2% (or ¥55,182 million) from ¥195,805 million to ¥250,987 million as compared to the fiscal year ended March 31, 2005.

Segment profit for the Others geographic segment for the fiscal year ended March 31, 2006 increased by 90.9% (or ¥10,732 million) from ¥11,807 million to ¥22,539 million as compared to the fiscal year ended March 31, 2005, due to increased profits in China, Asia, Oceania and the Middle East.

Discontinued Operations

On October 18, 2006, the Company sold 51.0% of the shares of KEM allocated to a reporting unit in the Electronics operating segment to SUMCO. Prior to this disposition, the Company held a 61.9% equity interest. Accordingly, KEM and its subsidiaries are no longer consolidated in the Company’s results from the date of disposition. On January 30, 2007, the Company signed a definitive agreement to sell the OPE business of Komatsu Zenoah Co. allocated to a reporting unit in the Industrial Machinery, Vehicles and Others operating segment to a Japanese subsidiary of Husqvarna AB of Sweden. Accordingly, the OPE business of Komatsu Zenoah Co. and its subsidiaries engaging in the OPE business are no longer consolidated in the Company’s results from the date of disposition. The sale of the OPE business was completed on April 2, 2007. In accordance with SFAS No. 144, the gain on sale of KEM’s shares and operating results, less applicable income taxes, related to KEM and its subsidiaries as well as the operating results, less applicable income taxes of the OPE business of Komatsu Zenoah Co. and its OPE business subsidiaries are presented as one line, “income from discontinued operations less applicable income taxes, minority interests and equity in earnings of affiliated companies” in the consolidated statement of income. Assets and liabilities related to the OPE business of Komatsu Zenoah Co. and its OPE business subsidiaries are classified as held for sale on the consolidated balance sheet as of March 31, 2007. The cash flows attributable to the discontinued operations are not presented separately from the cash flows attributable to activities of the continuing operations in the consolidated statements of cash flows.

Selected financial information in connection with the discontinued operations for the fiscal years ended March 31, 2007, 2006 and 2005 were as follows:

	Millions of yen			Millions of U.S. dollars
	2007	2006	2005	2007
Net sales	¥63,416	¥89,829	¥78,717	$537

Income before income taxes, minority interests and equity in earnings of affiliated companies (including gain on sale of KEM’s shares of ¥18,769 million in 2007)	29,544	13,294	6,834	250

Income taxes	14,566	3,051	1,759	123
Minority interests in income of consolidated subsidiaries	(3,613)	(5,132)	(1,985)	(31)
Equity in earnings of affiliated companies	9	38	52	0

Income from discontinued operations less applicable income taxes, minority interests and equity in earnings of affiliated companies	¥11,374	¥5,149	¥3,142	$96

Assets held for sale and liabilities held for sale at March 31, 2007 are summarized as follows:

	Millions of yen	Millions of U.S. dollars
Assets held for sale	2007	2007
Trade notes and accounts receivable	¥9,088	$77
Inventories	3,567	30
Property, plant and equipment	1,874	16
Other assets	1,792	15

Total	¥16,321	$138

	Millions of yen	Millions of U.S. dollars
Liabilities held for sale	2007	2007
Short-term debt	¥1,294	$11
Trade notes and accounts payable	4,242	36
Other Liabilities	2,383	20

Total	¥7,919	$67

B. Liquidity and Capital Resources

Cash Flow

Set forth below is the condensed consolidated statements of cash flows for the fiscal years ended March 31, 2007, 2006 and 2005:

Condensed Consolidated Statements of Cash Flows

	Millions of yen			Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2007	2006	2005	2007
Net cash provided by operating activities	¥162,124	¥136,107	¥121,369	$1,374

Net cash used in investing activities	(99,620)	(81,792)	(37,731)	(844)

Net cash used in financing activities	(41,389)	(83,460)	(57,835)	(351)

Effect of exchange rate change on cash and cash equivalents	1,087	1,632	301	9

Net increase (decrease) in cash and cash equivalents	22,202	(27,513)	26,104	188

Cash and cash equivalents, beginning of year	69,997	97,510	71,406	593

Cash and cash equivalents, end of year	¥92,199	¥69,997	¥97,510	$781

Fiscal Year ended March 31, 2007

Net cash provided by operating activities for the fiscal year ended March 31, 2007 increased by ¥26,017 million to ¥162,124 million (U.S.$1,374 million) as compared to fiscal year ended March 31, 2006. While Komatsu required a greater amount of working capital to respond to increased sales and manufacturing activity as a result of increased demand for Komatsu’s products for the fiscal year ended March 31, 2007, improvements in Komatsu’s business performance more than offset such increase in working capital needs.

Net cash used in investing activities for the fiscal year ended March 31, 2007 increased by ¥17,828 million to ¥99,620 million (U.S.$844 million) as compared to fiscal year ended March 31, 2006. Such increase was primarily attributable to the continued capital investments made by Komatsu to enhance its production capabilities and productivity in Japan and overseas. The income from the sale of the shares of KEM to SUMCO was used to invest in one of our core businesses, in the Industrial Machinery, Vehicles and Others operating segment , through the acquisition of an equity interest in NIPPEI TOYAMA CORPORATION.

Net cash used in financing activities in fiscal year ended March 31, 2007 decreased by ¥42,071 million to ¥41,389 million (U.S.$351 million) as compared to fiscal year ended March 31, 2006, due primarily to the repayment of a syndicated loan in the amount of ¥32,500 million in Japan.

As a result of the above, cash and cash equivalents in fiscal year ended March 31, 2007 totaled ¥92,199 million (U.S.$781 million), an increase of ¥22,202 million compared to fiscal year ended March 31, 2006.

Fiscal Year ended March 31, 2006

Net cash provided by operating activities for the fiscal year ended March 31, 2006 increased by ¥14,738 million to ¥136,107 million as compared to fiscal year ended March 31, 2005. While Komatsu required a greater amount of working capital due to increased demand for Komatsu’s products for the fiscal year ended March 31, 2006, improvements in Komatsu’s business performance more than offset such increase in working capital needs.

Net cash used in investing activities for the fiscal year ended March 31, 2006 increased by ¥44,061 million to ¥81,792 million as compared to fiscal year ended March 31, 2005. Such increase was primarily attributable to the continued capital investment made by Komatsu to enhance its production capabilities and productivity in Japan and overseas.

Net cash used in financing activities in fiscal year ended March 31, 2006 increased by ¥25,625 million to ¥83,460 million as compared to the fiscal year ended March 31, 2005. The amount of net cash used in financing activities increased as Komatsu repaid a larger amount of interest-bearing debt for the fiscal year ended March 31, 2006 as compared to the fiscal year ended March 31, 2005.

As a result of the above, cash and cash equivalents in fiscal year ended March 31, 2006 totaled ¥69,997 million, a decrease of ¥27,513 million compared to fiscal year ended March 31, 2005.

Cash Flow Related to Discontinued Operations

Cash flows attributable to the operating, investing and financing activities of the discontinued operations are not presented separately from the cash flows attributable to activities of the continuing operations. Net cash provided by operating activities of the discontinued operations were ¥14,805 million (U.S.$125 million), ¥24,823 million and ¥17,166 million for the fiscal years ended March 31, 2007, 2006 and 2005, respectively, and net cash used in investing activities of the discontinued operations were ¥18,295 million (U.S.$155 million), ¥21,665 million and ¥10,683 million for the fiscal years ended March 31, 2007, 2006 and 2005, respectively. Net cash provided by financing activities of the discontinued operations was ¥1,870 million (U.S.$15 million) for the fiscal year ended March 31, 2007, and net cash used in financing activities of the discontinued operations were ¥4,090 million and ¥5,519 million for the fiscal year ended March 31, 2006 and 2005, respectively. For the fiscal year ended March 31, 2007, proceeds from the sale of an equity interest in KEM to SUMCO in the amount of ¥35,368 million (U.S.$300 million), were included in net cash used in investing activities.

Cash flows used in investing activities of its discontinued operations have been provided mainly by cash flows from their operating activities. In addition, Komatsu’s discontinued operations did not have any material effect on cash flows from its financing activities. Accordingly, Komatsu does not expect that the absence of cash flows from its discontinued operations will have any material effect on Komatsu’s future liquidity and capital resources.

Capital Investment

Komatsu’s management defines “Capital Investment” as purchase of property, plant and equipment including properties under capital leases on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates. Komatsu has included the information concerning capital investment because Komatsu’s management uses this indicator to manage its capital investment and Komatsu’s management believes that such indicator is useful to investors in that such indicator present accrual basis capital investment in addition to the cash basis capital expenditures in the consolidated statements of cash flows.

Paying particular attention to its Construction and Mining Equipment operating segment, Komatsu invested in the development and production of large mining equipment, the Dantotsu products and other new products complying with the latest emission regulations in Japan, the United States and Europe for the purpose of improving the competitiveness of its product lines. In addition, Komatsu responded to the increasing demand for large mining equipment by expanding its production capacity for the main components of such mining equipment, such as hydraulics and final drives. In the Industrial Machinery, Vehicles and Others operating segment, Komatsu made capital investment to replace deteriorating production facilities to improve productivity. In the Electronics operating segment, Komatsu invested capital to improve productivity and shifted its emphasis to higher-quality products. As a result, Komatsu’s capital investment on a consolidated basis for the fiscal year ended March 31, 2007 was ¥129,680 million (U.S.$1,099 million), an increase of ¥15,746 million from the fiscal year ended March 31, 2006.

Source of Funds and Liquidity Management

Komatsu’s principal capital resources policy is to maintain sufficient capital resources and appropriate levels of liquidity to promptly respond to future capital needs in its operations. Consistent with this policy, Komatsu has secured various sources of funding, such as bank loans, notes, securitized receivables and lines of credit. Komatsu expects to use cash generated from its operations along with funds procured through such sources to satisfy future capital expenditures and working capital needs.

Komatsu’s short-term funding needs have been met mainly by cash flows from operating activities, as well as by bank loans and the issuance of commercial paper. Komatsu has maintained committed credit line agreements totaling ¥43,192 million (U.S.$366 million) with financial institutions to secure liquidity. As of March 31, 2007, approximately ¥36,438 million (U.S.$309 million) was available to be used under such credit line agreements, which contain customary covenants. Komatsu is not subject to any covenants limiting its ability to incur additional indebtedness. In addition, the Company has a ¥80,000 million (U.S.$678 million) commercial paper program, ¥80,000 million of which was unused as of March 31, 2007. The amount of capital raised through its commercial paper program has depended upon Komatsu’s financing needs, investor demand and market conditions, as well as the ratings outlook for Komatsu. To fulfill Komatsu’s medium- to long-term funding needs, the Company has established a bond program under which it can issue up to ¥100,000 million of variable-term bonds and the Company, Komatsu Finance America Inc. and Komatsu Europe Coordination Center N.V. have established a U.S.$1.2 billion Euro Medium Term Note (“EMTN”) program. The aggregate principal amount of notes outstanding under these programs totaled ¥64,486 million (US$546 million) as of March 31, 2007. The amount of capital raised through such programs has depended upon Komatsu’s financing needs, investor demand and market conditions, as well as the ratings outlook for Komatsu. Komatsu has also established programs to securitize trade notes and accounts receivables for the purpose of accelerating the receipt of cash related to finance receivables and diversifying sources of funding. As of March 31, 2007, the balance of such off-balance sheet securitized receivables was ¥184,938 million (U.S.$1,567 million). For additional information about interest rate structure and maturity dates for these borrowings, see Note 12 of the Notes to Consolidated Financial Statements.

Credit Ratings

Komatsu’s long-term unsecured bonds have been rated by Standard and Poor’s services (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”) and Rating and Investment Information, Inc. (“R&I”). These ratings as of March 31, 2007 were as follows:

	S&P	Moody’s	R&I
Long-term unsecured bonds	A-	A2	A+

Fiscal 2007 Financial Position

Komatsu’s short-term debt as of March 31, 2007, which primarily consisted of short-term bank loans, increased by ¥4,118 million to ¥102,248 million (U.S.$867 million) from March 31, 2006. Such short-term debt was used as working capital.

Komatsu’s medium- to long-term debt, including debt that was scheduled to mature as of March 31, 2008, decreased by ¥32,957 million to ¥246,826 million (U.S.$2,092 million) in fiscal year ended March 31, 2007 as compared to fiscal year ended March 31, 2006. As of March 31, 2007, Komatsu’s long-term debt excluding market value adjustment consisted of (i) ¥96,458 million in loans from banks, insurance companies and other financial institutions, (ii) ¥64,486 million in EMTNs, (iii) ¥20,000 million in unsecured bonds due 2007, (iv) ¥10,000 million in unsecured bonds due 2009 and (v) ¥55,882 million in capital lease obligations, most of which are used primarily for capital expenditures and long-term working capital. For information about interest rate structure and maturity dates for these borrowings, see Note 12 of the Notes to Consolidated Financial Statements. As a result, Komatsu’s interest-bearing debt as of March 31, 2007, including its capital lease obligations, decreased by ¥28,839 million to ¥349,074 million (U.S.$2,958 million) as compared to that of March 31, 2006. Net interest-bearing debt after deducting cash and deposits also decreased by ¥51,041 million to ¥256,821 million (U.S.$2,176 million) in fiscal year ended March 31, 2007. As a result, Komatsu’s net debt-to-equity ratio as of March 31, 2007 was 0.33, an improvement of 0.16 points as compared to March 31, 2006.

As of March 31, 2007, current assets increased by ¥195,844 million to ¥1,143,745 million (U.S. $9,693 million), while current liability increased by ¥96,337 million to ¥785,180 million (U.S. $6,654 million). As the increase of current liability was lower than that of current assets, the current ratio, which is calculated by dividing current assets by current liabilities, as of March 31, 2007, was increased by 8.1 percentage points from the fiscal year ended March 31, 2006 and marked 145.7%.

Based on the cash flow from its operating activities, the available sources of funds and the current ratio, Komatsu believes that it has sufficient means to satisfy its liquidity needs and future obligations.

C. Research and Development, Patents and Licenses, etc.

Komatsu is actively engaged in research and development activities for new technologies and products consistent with its commitment to provide “Quality and Reliability.” Komatsu’s research and development activities are conducted by various groups within Komatsu. With respect to the Construction and Mining Equipment operating segment, the Research Division and the Development Division as well as development centers that focus on construction and mining equipment are involved in research and development activities. The Industrial Machinery Division is responsible for research and development activities relating to the industrial machinery, vehicles and others business, and the technology departments of Komatsu’s subsidiaries and affiliates are responsible for research and development activities relating to the electronics business.

The following table presents Komatsu’s research and development expenses for the fiscal years ended March 31, 2007, 2006 and 2005. Research and development expenses are recognized when incurred.

	Millions of yen			Millions of U.S. dollars
	Fiscal Years Ended March 31,
R&D expenses	2007	2006	2005	2007
Construction and Mining Equipment	37,644	36,271	31,273	319
Industrial Machinery, Vehicles and Others	7,202	7,407	8,407	61
Electronics	1,460	882	1,443	12

Total	46,306	44,560	41,123	392

Notes: R&D expenses have been retrospectively reclassified as for the discontinued operations for the fiscal years ended March 31, 2007, 2006 and 2005.

The objectives and results of the research and development activities by operating segment for the fiscal year ended March 31, 2007 are described below.

(1)	Construction and Mining Equipment

In order to develop construction and mining equipment that can be used in various parts of the world, Komatsu has established research and development centers in Japan and overseas and has encouraged joint research and development programs as well as personnel exchanges. With the aim to help improve customers’ productivity, Komatsu’s medium- and long-term research and development objectives are to make advancements in the use of information technology and increase the environmental friendliness of its products.

Komatsu has been engaged in the research and development of information technology, including remote management technology (which enables remote management of equipment by obtaining information regarding machine locations, operating conditions and vehicle health, using state-of-the-art remote sensing and telecommunication technologies), control technology and artificial intelligence. Construction and mining equipment with control systems and management systems using these technologies have been rapidly penetrating the construction and mining equipment market. Komatsu is making efforts in order to achieve the complete automation of its equipment.

Komatsu has made advances in research and development relating to energy conservation, component recycling and reuse, and the evaluation of environmental loads through lifecycle assessment techniques based on the belief that it is possible to reduce environmental burdens while achieving economic efficiency. Komatsu has already attained compliance with the 2006 Tier III standards of the EPA for its products in the 130-560kW category and is nearly finished with developing products that are 2007 Tier III standard compliant in the 75-129kW category. In anticipation of the Tier IV standards, set by the EPA, that become effective as of January 2011, Komatsu commenced the development of Tier IV compliant engines in 2005. In addition, Komatsu has worked to improve the working conditions for machine operators by improving safety measures and reducing noise and vibration of its machines.

The principal products developed during the fiscal year ended March 31, 2007 are listed below:

Name of Company	Product	Model

Company:	Hydraulic Excavators	PC2000-8, PC228US-3E0, PC308US-3E0, PC1250-8, PC128US-8, PC138US-8, PC160LC-7E0
	Bulldozers	D375AX-5E0
	Wheel Loaders	WA470-6, WA480-6, WA420-6, WA800-3E0, WA900-3E0
	Dump Trucks	HD785-7
	Motor Graders	GD655-3E0, GD675-3E0
	Mobile Debris Crusher	BR380JG-1E0

Komatsu UK Ltd.:	Wheeled Hydraulic Excavator	PW130-7

Komatsu Hanomag GmbH:	Wheeled Hydraulic Excavator	PW180-7

Komatsu Utility Europe S.p.A.:	Skid Steer Loaders	CK-25-1, CK35-1
	Backhoe Loaders	WB93R-5, WB97R-5, WB146-5, WB156-5,
	Hydraulic Excavators	PC88MR-6
	Wheeled Hydraulic Excavator	PW98MR-6

(2)	Industrial Machinery, Vehicles and Others

Research and development in the Industrial Machinery, Vehicles and Others operating segment is principally conducted in the fields of large presses and sheet-metal forging machines (by Komatsu Industries Corporation), machine tools (by Komatsu Machinery Corporation) and industrial vehicles for logistics use (by Komatsu Forklift Co., Ltd.).

In the field of industrial machinery, Komatsu has focused on developing functional enhancements and increasing automation of peripheral equipment in order to respond to the growing customer need to increase the productivity and flexibility of large presses and sheet-metal forging equipment. Komatsu has developed innovative presses incorporating its AC Servo technologies, such as a large-sized AC servo tandem press (Series model), AC frame servo press H1F and a linear servo feeder for large-sized transfer press (type B). Komatsu has also developed a Plasma cutting machine Ö-twister TFPV, as well as crank shaft millers GPM170F and GPM320F. With respect to industrial vehicles, Komatsu has developed vehicles with improved maneuvering capabilities, such as a 1-ton to 5-ton class engine-driven type forklift truck for the United States under its FG Series, a 1-ton class electric-driven type counter-balance hybrid specification forklift truck under its FB Series, a 2-ton class engine-driven type forklift truck for China (LPG specification) under its FG Series.

(3)	Electronics

Komatsu’s research and development activities in the Electronics operating segment have principally focused on temperature control equipment. In particular, KELK has engaged in the research and development of high-performance temperature control equipment, high-performance thermoelectric module heat-exchange units and micro thermo-modules for use in optical communications.

D. Trend Information

While there are some factors of concern in the construction and mining equipment business, such as slowing of U.S. housing starts, Komatsu anticipates that investment in energy-related and infrastructure development project will continue to increase. Thus, Komatsu endeavored to achieve further growth and to improve its profits by launching new products and realizing the sales prices of its products in the fiscal year ended March 31, 2007. In particular, Komatsu focused its efforts on the expansion of sales of its Dantotsu products equipped with superior performance features. In response to the expanding demand for mining equipment, Komatsu commenced the operation of new plants in Japan and India in order to enhance its production capacity. In the emerging markets, such as the Greater Asia region, Komatsu further reinforced its marketing and product support capabilities to attain a stronger market position. In the Industrial Machinery business, Komatsu commenced the operation of a new plant in Japan to increase its production capacity in response to the large orders it received for large presses.

Construction and Mining Equipment

Due to large increases in demand for construction and mining equipment in the fiscal year ended March 31, 2007, Komatsu expanded its production capacity of key components for products in its Construction and Mining Equipment operating segment, such as diesel engines and hydraulic equipment. In January 2007, Komatsu opened the Ibaraki Plant in Ibaraki Prefecture in Japan, where it started the production of large dump trucks and wheel loaders. In India, where the economy has been growing rapidly, Komatsu established Komatsu India Private Limited and also embarked on the production of large dump trucks for which demand is expected to accelerate into the future. For additional information about Komatsu’s future capital investment plan, see Item 4 D. Property, Plants and Equipment.

While demand for construction and mining equipment was affected by the slowing of housing starts in the United States in the fiscal year ended March 31, 2007 and demand declined for small equipment in particular, demand for other equipment remained brisk. In Latin America, demand, primarily for mining equipment, increased. In such environment, Komatsu made efforts to expand sales of Tier III-compliant models and to realize its prices in North America. Komatsu also worked to reinforce its sales and product support capabilities for the mining industry in North and South America.

In Europe, market demand for the fiscal year ended March 31, 2007 improved in Germany, the largest European market for Komatsu products, and in Eastern Europe. In addition, Komatsu worked to expand sales of its Tier III-compliant models, including a large wheel loader with reinforced capabilities, streamline production and strengthen distribution networks in Eastern Europe.

The Chinese market for the fiscal year ended March 31, 2007 continued to generate a high rate of growth in demand for its equipment, as the number of civil engineering projects increased in line with rural area development measures established by the Chinese government and ongoing urbanization. The mining industry worked to streamline operational efficiency and develop new mines. Komatsu also expanded sales of mining equipment centering on large dump trucks.

Industrial Machinery, Vehicles and Others

With respect to large presses in the fiscal year ended March 31, 2007, Komatsu has enjoyed a growing number of orders for AC Servo motor-driven products. In the industrial machinery business in the fiscal year ended March 31, 2007, Komatsu Industries Corporation, a wholly-owned subsidiary, achieved good sales of sheet metal and press machinery. The Company also acquired a 29.3% equity interest in NIPPEI TOYAMA CORPORATION which enjoys a large market share in transfer machines and lathes for the machining of automobile engines.

To expand its production capacity for large presses for use in manufacturing automotive bodies, Komatsu has built the new Kanazawa Plant in Ishikawa Prefecture, Japan. In January 2007, the new plant began its operation. The Kanazawa Plant integrates sheet metal, machining and assembling. For additional information about Komatsu’s future capital investment plan, see Item4 D. Property, Plants and Equipment.

Electronics

Komatsu Electronics Inc., a wholly-owned subsidiary engaging in the production and sale of temperature-control equipment for semiconductor manufacturing, increased sales for the fiscal year ended March 31, 2007. Sale of temperature-control equipment is continuously growing because of the expanding demand from the optical communications market. However, net sales from the Electronics operating segments declined in the fiscal year ended March 31, 2007 from the fiscal year ended March 31, 2006 due primarily to decreased sales resulting from the sale of the polycrystalline silicon business executed last fiscal year. Starting with the fiscal year ending March 31, 2008, Komatsu has decided to include the electronics business in the new Industrial Machinery, Vehicles and Others operating segment.

Forward looking statements

This Annual Report contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “ believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for Komatsu’s principal products, owing to changes in the economic conditions in Komatsu’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving Komatsu’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of Komatsu’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

E. Off-Balance Sheet Arrangements

Komatsu has several accounts receivable securitization programs which are expected to become an important source of capital for Komatsu in the future. As of March 31, 2007, Komatsu had securitized accounts receivable of ¥184,938 million (U.S.$1,567 million) or approximately 24.7% of its total receivables as of that date.

The securitized receivables are removed from the consolidated balance sheet when they are sold. Komatsu has entered into contractual arrangements with special purpose entities solely for the purpose of securitizing its receivables.

A downgrading or worsening of the quality of Komatsu’s receivables portfolio could restrict it from using its receivables securitization programs. Its receivables as of March 31, 2007 and 2006, respectively, are summarized as follows:

	Millions of yen		Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2007	2006	2007
Trade notes	¥136,837	¥98,085	$1,159
Accounts receivable	353,034	311,699	2,992

Total	489,871	409,784	4,151

Less: allowance	(11,808)	(11,786)	(100)

Trade receivables-current	¥478,063	¥397,998	$4,051

Long-term trade receivables	¥73,669	¥72,844	$624

Installment and lease receivables (less unearned interests) are included in trade notes and accounts receivables and long-term trade receivables. Lease receivables represent receivables for equipment leased by Komatsu Forklift Co., Ltd. to customers. These leases are accounted for as sales-type leases in conformity with SFAS No. 13. Equipment sales revenue from sales-type leases are recognized at the inception of the leases. As of March 31, 2007 and 2006, lease receivables consisted of the following:

As of March 31, 2007 and 2006, lease receivables consisted of the following:

	Millions of yen		Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2007	2006	2007
Minimum lease payments receivable	¥22,935	¥20,298	$194
Unearned income	(2,212)	(1,842)	(18)

Net lease receivables	¥20,723	¥18,456	176

Cash flows received for all securitization activities from the sale of trade notes and accounts receivable for the fiscal years ended March 31, 2007, 2006 and 2005 were ¥355,627 million (U.S.$3,014 million), ¥382,669 million and ¥339,469 million, respectively.

While Komatsu retains servicing responsibilities in connection with these securitizations, contractual servicing fees are not separately received from third parties. The investors and the securitization trusts have no or limited recourse rights against the assets of Komatsu in the event of obligor’ default. Adequate reserves have been established for potential losses relating to the limited recourse of the receivables sold. The Company and its consolidated subsidiaries, except for a certain U.S. subsidiary, do not retain any interest in the receivables sold as the transferor.

The components of securitized trade receivables and other assets managed together as of March 31, 2007 and 2006, respectively, were as follows:

	Millions of yen		Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2007	2006	2007
Total amount of trade receivables that are managed and securitized	¥748,478	¥654,638	6,343
Assets transferred	(184,938)	(172,010)	(1,567)

Total amount of trade receivables on balance sheet	¥563,540	¥482,628	$4,776

A certain U.S. subsidiary’s retained interests, which are included in the recourse provisions, are subordinate to the investor’s interests and their values are subject to certain key assumptions. Key assumptions used in measuring the fair value of such retained interests relating to securitization transactions completed during the fiscal years ended March 31, 2007 and 2006, were as follows:

	Fiscal Years Ended March 31,
	2007	2006
Weighted-average life	30 months	31 months
Prepayment speed over the life	0.7%	0.6%
Expected credit losses over the life	1.0%	1.6%

The carrying amount of such retained interests was ¥202 million (U.S.$2 million) and ¥817 million as of March 31, 2007 and 2006, respectively. The impact of 10% and 20% changes to key assumptions on the fair value of such retained interests as of March 31, 2007 are immaterial to Komatsu’s business as a whole.

Commitments and Contingent Liabilities

As of March 31, 2007, Komatsu had ¥11,671 million (U.S.$99 million) of contingent liabilities with financial institutions for discounted and transferred receivables on a recourse basis.

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

For each guarantee issued, Komatsu is required to perform under such guarantee if the borrower defaults on a payment required to be made by the applicable contract’s terms. The contract terms range from 10 years to 30 years in the case of employees’ housing loans, and from 1 to 5 years in the case of loans borrowed by Komatsu’s affiliated companies and other companies. The maximum aggregate amount of undiscounted payments Komatsu would have had to make in the event that a payment default were to occur for these loans was ¥57,063 million (U.S.$484 million) as of March 31, 2007. The carrying amounts of liabilities recognized for Komatsu’s obligations as guarantor under these guarantees as of March 31, 2007 were believed to be insignificant by its management. Some of these guarantees were secured by collateral or insurance.

Komatsu’s management believes that losses from these contingent liabilities, if any, would not have a material effect on the consolidated financial statements of Komatsu.

Commitments for capital expenditures outstanding as of March 31, 2007, were approximately ¥12,900 million (U.S.$109 million) in the aggregate.

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

Komatsu also issues contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty costs for the fiscal years ended March 31, 2007 and 2006 are summarized below:

	Fiscal Years Ended March 31,		Millions of U.S. dollars
	Millions of yen
	2007	2006	2007
Balance at beginning of year	¥26,582	¥21,251	$225
Addition	39,756	22,051	337
Utilization	(37,862)	(17,575)	(321)
Other	523	855	5

Balance at end of year	¥28,999	¥26,582	$246

F. Tabular Disclosure of Contractual Obligations

The following tables set forth Komatsu’s contractual obligations as of March 31, 2007.

	Millions of yen
	Expected Maturity Date
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term Debt Obligations	¥102,406	¥102,406	—	—	—
Long-term Debt Obligations (excluding Capital Lease Obligations)	192,525	54,340	108,496	29,281	408
Capital (Finance) Lease Obligations	55,882	19,188	25,289	9,187	2,218
Operating Lease Obligations	11,629	3,220	3,850	1,706	2,853
Interest on interest-bearing debt	14,841	9,720	3,869	972	280
Pension and other postretirement obligations	5,096	5,096	—	—	—

Total	¥382,379	¥193,970	¥141,504	¥41,146	¥5,759

	Millions of U.S. dollars
	Expected Maturity Date
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term Debt Obligations	$868	$868	—	—	—
Long-term Debt Obligations (excluding Capital Lease Obligations)	1,632	461	919	248	4
Capital (Finance) Lease Obligations	474	163	214	78	19
Operating Lease Obligations	98	27	33	14	24
Interest on Interest-bearing Debt	125	82	33	8	2
Pension and Other Postretirement Obligations	43	43	—	—	—

Total	$3,240	$1,644	$1,199	$348	$49

Short-term and long-term debt obligations exclude SFAS No. 133 market value adjustments of ¥158 million (U.S.$1 million) and ¥1,581 million (U.S.$13 million), respectively. Interest on interest-bearing debt is based on rates in effect as of March 31, 2007. Pension and other postretirement obligations reflect contributions expected to be made during the year ending March 31, 2008 only, as the amounts of funding obligations beyond the next year are not yet determinable.

G. Safe Harbor

Any information disclosed under Item 5.F. Tabular Disclosure of Contractual Obligations, that is not historical in nature is deemed to be a forward-looking statement. See “Cautionary Statement with respect to forward-looking statements” for more information

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the Directors and Corporate Auditors of the Company, their date of birth, current position with the Company, prior positions, the dates when they assumed such positions and other principal business activities performed outside the Company as of June 25, 2007.

Board of Directors

Masahiro Sakane

Date of Birth:	Jan. 7, 1941
Director Since:	Jun. 1989
Current Positions:	Chairman of the Board and Representative Director (since Jun.2007)

Prior Positions:
Jun. 2003	President, Representative Director and Chief Executive Officer
Jun. 2001	President and Representative Director
Jun. 1999	Executive Vice President and Representative Director
Jun. 1997	Executive Managing Director
Jun. 1994	Managing Director
Jun. 1989	Director
Jun. 1989	General Manager, Business Development Division
Apr. 1963	Joined the Company

Principal Business Activities outside the Company: None

Kunio Noji*

Date of Birth:	Nov. 17, 1946
Director Since:	Jun. 2001
Current Positions:	President and Chief Executive Officer (since Jun. 2007) Representative Director

Prior Positions:
Apr. 2003	Director and Senior Executive Officer
Jun. 2001	Managing Director
Jun. 2000	Senior Executive Officer
Jun. 1999	Executive Officer
Jun. 1997	Director
Mar. 1997	General Manager, Information Systems Division
Apr. 1969	Joined the Company

Principal Business Activities outside the Company: None

Yoshinori Komamura*

Date of Birth:	Feb. 20, 1948
Director Since:	Jun. 2005
Current Positions:	Director (since Jun. 2005)
Senior Executive Officer (since Apr. 2007)
Supervising Construction and Mining Equipment Business (since Jun. 2007) and President of Construction and Mining Equipment Marketing Division (since Apr. 2005)

Prior Positions:
Apr. 2005	Senior Executive Officer
Jun. 1999	President and Representative Director of Komatsu Europe International N.V.
Jan. 1997	General Manager of Sales Planning, International Division, Construction Equipment Division
Apr. 1970	Joined the Company

Principal Business Activities outside the Company: None

Yasuo Suzuki*

Date of Birth:	Jan. 28, 1948
Director Since:	Jun. 2004
Current Positions:	Director (since Jun. 2004)
Senior Executive Officer (since Apr. 2007)
General Manager, Corporate Planning (since Apr. 2005)
Supervising Structural Reorganization, External Corporate Affairs, Environment, Compliance, Legal Affairs, CSR, Human Resources and Industrial Machinery Business In charge of the Ishikawa Prefecture Area

Prior Positions:
Apr. 2004	Senior Executive Officer
Jun. 2002	Executive Officer
Apr. 2002	President, Industry Machinery Division
Jun. 1999	President and Representative Director, Komatsu Industries Corp.
Apr. 1970	Joined the Company

Principal Business Activities outside the Company: None

Masahiro Yoneyama*

Date of Birth:	Jul. 3, 1946
Director Since:	Jun. 2004
Current Positions:	Director (since Jun. 2004)
Senior Executive Officer (since Apr. 2007)
Representative of All China Operations (since Apr. 2006)

Prior Positions:
Apr. 2003	Senior Executive Officer
Jun. 1999	Executive Officer
Jun. 1996	General Manager, Human Resources Dept.
Apr. 1970	Joined the Company

Principal Business Activities outside the Company: None

Susumu Isoda*

Date of Birth:	Jan. 20, 1947
Director Since:	Jun. 2007
Current Positions:	Director (since Jun. 2007)
Senior Executive Officer (since Apr. 2003)
President and Representative Director of Komatsu Utility Co., Ltd. (since Apr. 2007)

Prior Positions:
Apr. 2004	President of Production Division
Apr. 2003	President of Production Division and President of Procurement Division
Apr. 2003	Senior Executive Officer
Jun. 1999	Executive Officer
Jun. 1998	Director
Apr. 1969	Joined the Company

Principal Business Activities outside the Company: None

Kenji Kinoshita*
Date of Birth:	Oct. 7, 1947
Director Since:	Jun. 2007
Current Positions:	Director (since Jun. 2007) Chief Financial Officer (CFO) (since Apr. 2001) Senior Executive Officer (since Apr. 2004)
Supervising Audit and Corporate Communications & Investor Relations

Prior Positions:
Jun. 2000	Executive Officer
Jul. 1971	Joined the Company

Principal Business Activities outside the Company: None

Toshio Morikawa

Date of Birth:	Mar. 3, 1933
Director Since:	Jun. 1999
Current Position:	Director

Prior Positions:
Jun. 2002	Advisor of Sumitomo Mitsui Banking Corporation (previously known as Sumitomo Bank, Ltd.)
Apr. 2001	Advisor of Sumitomo Mitsui Banking Corporation
Mar. 2001	Advisor of Sumitomo Bank, Ltd.
Jun. 1999	Director of the Company (current position)
Jun. 1997	Chairman of the Board and Representative Director of Sumitomo Bank, Ltd.
Jun. 1993	President and Representative Director of Sumitomo Bank, Ltd.
Oct. 1990	Deputy President and Representative Director of Sumitomo Bank, Ltd.
Oct. 1985	Senior Managing Director and Representative Director of Sumitomo Bank, Ltd.
Feb. 1984	Managing Director of Sumitomo Bank, Ltd.
Jun. 1980	Director of Sumitomo Bank, Ltd.
Apr. 1955	Joined the Sumitomo Bank, Ltd.

Principal Business Activities outside the Company:
Advisor to Sumitomo Mitsui Banking Corporation (since Mar. 2005)

Hajime Sasaki

Date of Birth:	Apr. 6, 1936
Director Since:	Jun. 2003
Current Position:	Director

Prior Positions:
Mar. 1999	Chairman of the Board (Representative Director) of NEC Corporation (current position)
Jun. 1996	Senior Executive Vice President and Representative Director of NEC Corporation
Jun. 1994	Executive Vice President of NEC Corporation
Jun. 1991	Senior Vice President of NEC Corporation
Jun. 1988	Director of NEC Corporation
Apr. 1961	Joined NEC Corporation

Principal Business Activities outside the Company:
Chairman of the Board and Representative Director of NEC Corporation (since Mar. 1999)

Morio Ikeda

Date of Birth:	Dec. 25, 1936
Director Since:	Jun. 2005
Current Position:	Director

Prior Positions:
Jun. 2006	Advisor to Shiseido Co., Ltd. (current position)
Jun. 2005	Chairman and Director of Shiseido Co., Ltd.
Jun. 2005	Director of the Company (current position)
Jun. 2001	Representative Director, President and Chief Executive Officer of Shiseido Co., Ltd.
Jun. 2000	Executive Vice President and Representative Director of Shiseido Co., Ltd.
Jun. 1997	Senior Executive Director and Representative Director of Shiseido Co., Ltd.
Jun. 1995	Executive Director of Shiseido Co., Ltd.
Jun. 1990	Director of Shiseido Co., Ltd.
Apr. 1961	Joined Shiseido Co., Ltd.

Principal Business Activities outside the Company:
Advisor to Shiseido Co., Ltd. (since Jun. 2006) Chairman of the Board of Trustees of Toyo Eiwa Hogakuin

Corporate Auditors

Makoto Nakamura

Date of Birth:	May 31, 1946
Corporate Auditor Since:	Jun. 2004
Current Position:	Corporate Auditor (Full Time)

Prior Positions:
Jun. 2004	Corporate Auditor (current position)
Apr. 2002	General Manager, e-KOMATSU Division
Jun. 2001	Executive Officer
General Manager, International Business Division
Jul. 1997	President, Komatsu America Corp.
Apr. 1971	Joined the Company

Principal Business Activities outside the Company: None

Masafumi Kanemoto

Date of Birth:	May 11, 1947
Corporate Auditor Since:	Jun. 2002
Current Position:	Corporate Auditor (Full Time)

Prior Positions:
Jun. 2002	Corporate Auditor (current position)
Mar. 1999	General Manager, Auditing Office of the Company
Sep. 1996	Director, Komatsu Asia & Pacific Pte. Ltd.
Dec. 1994	Senior Manager, Controlling Department, Accounting Division of the Company
Apr. 1970	Joined the Company

Principal Business Activities outside the Company: None

Takaharu Dohi
Date of Birth:	Jul. 12, 1933
Corporate Auditor Since:	Jun. 1999
Current Position:	Corporate Auditor

Prior Positions:
Jul. 1998	Registered as attorney-at-law (bengoshi)
Jun. 1998	Resigned from the Prosecutor General
Jan. 1996	Public Prosecutor General
Jul. 1995	Superintendent Public Prosecutor of the High Public Prosecutors Office in Tokyo
Jul. 1993	Superintendent Public Prosecutor of the High Public Prosecutors Office in Osaka
May. 1992	Deputy Prosecutor General
Apr. 1958	Appointed Public Prosecutor

Principal Business Activities outside the Company:
Attorney-at-law (bengoshi)

Makoto Okitsu

Date of Birth:	Dec. 2, 1939
Corporate Auditor Since:	Jun. 2006
Current Position:	Corporate Auditor

Prior Positions:
Jun. 2005	Chairman and Director of Nabtesco Corporation (current position)
Jun. 2005	Chairman and Representative Director of Teijin Limited (current position)
Jun. 2004	Director of Teijin Limited
Sep. 2003	President and Representative Director of Nabtesco Corporation
Jun. 1999	Director of Teijin Limited
Jun. 1998	President and Representative Director of Teijin Seiki Co., Ltd.
Jun. 1996	Managing Director of Teijin Seiki Co., Ltd.
Jun. 1994	Director of Teijin Seiki Co., Ltd.
Apr. 1963	Joined Teijin Limited

Principal Business Activities outside the Company:
Chairman and Director of Teijin Limited (since Jun. 2005)
Chairman and Director of Nabtesco Corporation (since Jun. 2005)

Hiroyuki Kamano

Date of Birth:	Jul. 21, 1945
Corporate Auditor Since:	Jun. 2007
Current Position:	Corporate Auditor

Prior Positions:
Oct. 1988	Partner of the Kamano Sogo Law Offices(current position)
Apr. 1981	Registered as a lawyer
Dec. 1978	Retired from the Ministry of Foreign Affairs
Apr. 1971	Entered the Ministry of Foreign Affairs

Principal Business Activities outside the Company:
Attorney-at-law (bengoshi)

Notes:

1)	Directors Toshio Morikawa, Hajime Sasaki and Morio Ikeda satisfy the requirements for outside director set forth in Article 2, Item 15 of the Corporation Act of Japan.

2)	Corporate Auditors Takaharu Dohi, Makoto Okitsu and Hiroyuki Kamano satisfy the requirements for outside corporate auditors set forth in Article 2, Item 16 of the Corporation Act of Japan.

3)	The Company introduced an executive officer system in June 1999. As of June 25, 2007, the Company has 26 officers including 6 persons simultaneously holding the post of directors. Such persons have been marked with an asterisk in the above table.

4)	There are no family relationships between any of the Directors or Corporate Auditors of the Company.

5)	There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the Directors or Corporate Auditors of the Company was selected as a director or member of senior management.

Corporate Governance

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

Current State of Progress Concerning Corporate Governance

(1)	Current Conditions Concerning Management Organizations Relating to Decision-Making, Execution and Supervisory and Other Corporate Governance Functions

a. Organizational Framework

In 1999, Komatsu introduced the executive officer system and has since worked to separate management decision-making and supervisory functions within the confines of the law. At the same time, in addition to having reduced the number of members of the Board of Directors of the Company and appointed outside directors and corporate auditors, the Company has been implementing operational reforms of its Board of Directors through which Board members can discuss important management issues thoroughly and make decisions promptly in order to enhance the effectiveness of the Board of Directors.

The Company’s Board of Directors meets every month, discusses and adopts resolutions concerning important matters and determines management policies of Komatsu. The Company’s Board of Directors also closely supervises and monitors the performance of management duties by representative and other directors. Three outside directors have been appointed to the Company’s Board of Directors (which consisted of ten persons as of March 31, 2007) to enhance management transparency and objectivity.

With respect to corporate auditors (which consisted of five persons as of March 31, 2007), Komatsu has consistently made sure that at least half of them are outside corporate auditors. Each corporate auditor attends the Company’s Board of Directors meetings and other important meetings and audits the performance of duties by directors. The Board of Corporate Auditors of the Company performs such audit functions by meeting every month, determines audit policies, establishes scope of responsibilities and accountability and receives periodic status update reports from the directors as to the performance of his or her management duties.

In 1995, Komatsu established the International Advisory Board (“IAB”) to obtain objective advice and suggestions concerning Komatsu as a global company from internationally leading figures. IAB meets twice a year to exchange opinions on various matters.

The Company established the Compensation Council with a majority of external experts in 1999 and has utilized the recommendations of such experts when revising the compensation system for its directors.

Komatsu has entered into an audit contract with KPMG AZSA & Co. and receives audit services for its accounts in connection with both non-consolidated and consolidated financial statements. Komatsu has also entered into consultation contracts with a number of law firms, receiving advice on important legal issues as needed, in an effort to reduce its legal risk.

b. Current Conditions of Internal Control System

Komatsu is subject to control requirements of Sections 302 and/or 404 of the Sarbanes-Oxley Act of 2002 of the United States, and is steadily improving the internal control system required for financial reporting and timely disclosure of information.

Komatsu also has a system to promote the management transparency and efficiency of Komatsu. Under this system, the Company appoints directors, executive officers and high-ranking employees of the Company as directors and corporate auditors of the Company’s major subsidiaries in Japan and abroad, while they maintain their current position at the Company.

With respect to internal audit, audit teams are formed under the leadership of the Internal Audit Department and joined by staff members of the Legal Department and compliance-related sections, and work to strengthen compliance on a groupwide basis.

c. Current Conditions of Risk Management

Under the basic policy of risk management, Komatsu maintains human, physical, financial, credit and all other resources related to its corporate activities, works to identify the risks surrounding Komatsu and endeavors to prevent and/or mitigate (or minimize) the impact, should such risk materialize.

The Risk Management Committee devises groupwide risk management policies, and reviews and follows up on risk management measures. Should a risk surface, it establishes an emergency headquarters and conducts every possible activity to minimize the damage.

d. Reassessment of Director’s Remuneration System

1)	In 2004, the Company reassessed the director’s remuneration system in order to link it more directly with Komatsu’s business performance. In light of the need for a corporate auditor to remain independent from management, Komatsu has discontinued the business performance-linked bonus payment for its corporate auditors and pays only the basic remuneration, starting with the payment in the fiscal year ended March 31, 2007. Komatsu will also reduce and phase out the retirement allowance system for directors and corporate auditors in the future.

2)	Outline of Personal, Capital or Business Relationships or Other Vested Interests between the Company and Outside Directors and Corporate Auditors

Mr. Toshio Morikawa, Mr. Hajime Sasaki and Mr. Morio Ikeda are outside directors of the Company as stipulated in Article 2, Item 15 of the Corporation Act of Japan, and none of them have any special vested relationship with the Company. Mr. Takaharu Dohi, Mr. Makoto Okitsu, and Mr. Hiroyuki Kamano are outside corporate auditors of the Company as stipulated in Article 2, Item 16 of the Corporation Act of Japan, and none of them have any special vested relationship with the Company.

3)	Improvement of Internal Control

a. Safekeeping and Management of Information Relating to Directors’ Execution of Duties

Komatsu retains and handles important information relating to the directors’ execution of their duties, including records of the Company’s Board of Directors meetings and other documents confirming the requisite approvals by the Company’s Board of Directors on a consensus-basis, with upmost care, as stipulated by law and internal regulations.

b. Rules Related to Risk Management of Losses

While Komatsu continues to make efforts to improve its corporate value, it recognizes the importance of compliance matters relating to the environment, product quality and information security as well as the costs associated with implementing an effective compliance infrastructure, which may potentially slow Komatsu’s growth. To mitigate such risk, Komatsu has implemented the following countermeasures:

1)	Komatsu has established the Risk Management Rules to adequately recognize and manage risks. Komatsu has appointed personnel in charge of individual risks to establish a solid foundation for risk management.

2)	Komatsu has established the Risk Management Committee to develop risk management policies, review and follow up on the status of risk management measures in place, and take appropriate steps to manage risks when they surface. The Risk Management Committee regularly reports the results of its periodic reviews and activities to the Board of Directors of the Company.

3)	Komatsu will establish an emergency headquarters whenever serious risks surface in order to minimize the damage(s) and implement appropriate measures.

c. Operational Framework to Enable Directors to Perform Their Duties Properly

Komatsu implements the following measures to enable Directors to perform their duties properly.

1)	In addition to holding monthly Board of Directors meetings on a regular basis, the Company holds extraordinary Board of Directors meetings as needed. Through the participation of outside directors, Komatsu has endeavored to put in place transparent and sound management. Komatsu has also established the operational rules of the Company’s Board of Directors.

2)	Komatsu has separated the responsibilities and functions of its directors, executive officers and other senior officers, and established internal rules to enable directors to perform their responsibilities and functions properly and effectively.

3)	To promote efficient management of the Company’s Board of Directors, Komatsu has established the Strategy Review Committee consisting of senior executive officers and senior managers. Based on the reviews of the Strategy Review Committee, each executive officer and each senior manager executes their duties within the authority delegated to them by the Company’s Board of Directors.

d. Current Conditions of Compliance

Komatsu works to strengthen compliance so that each and every employee of Komatsu observes the applicable laws and regulations, and correctly understands and implements the rules stipulated in Komatsu’s “Code of Worldwide Business Conduct” (revised six times since its establishment in 1998). The Compliance Committee of the Company is composed of the President and CEO, other key officers and a representative of the labor union, with the corporate auditors participating as observers. The Committee determines compliance policies and makes decisions regarding other compliance-related matters of the Company. Furthermore, having assigned the duty of compliance to a director and established the Compliance Department, Komatsu aggressively promotes activities designed to improve corporate ethics on a groupwide basis. Moreover, Komatsu has established an internal reporting system under which those who report questionable actions and other related matters to the Business Rule Consultation Office are not penalized.

e. Framework for Management of Business Operations of Komatsu

1)	Komatsu has devised the Regulations for Affiliated Companies and related rules with the goal of achieving proper and efficient management of Komatsu, while respecting the corporate autonomy of affiliated companies. Furthermore, “Komatsu’s Code of Worldwide Business Conduct” is applicable to all affiliated companies of Komatsu. Based on these regulations and this code of business conduct, each affiliated company of Komatsu has designed its own regulations to promote proper business conduct.

2)	Komatsu’s important committees, such as the Compliance Committee, Risk Management Committee and Export Management Committee, are mandated to conduct their affairs consistent with Komatsu’s compliance policies, and the representatives of affiliated companies are required to participate in such committee meetings to the extent necessary.

3)	Affiliated companies that are important to Komatsu are required to report their respective business conditions, including risks and compliance matters, to the Board of Directors of the Company on a regular basis.

4)	The Internal Audit Department of the Company not only audits the Company’s divisions but also audits affiliated companies or oversees the audits, and monitors and instructs affiliated companies so that they build their respective compliance infrastructure consistent with Komatsu’s internal controls.

f. Employees Responsible to Support Corporate Auditors in Performing their Duties

Komatsu has established the Auditors Support Office and assigned employees who work as full-time and part-time assistants to the corporate auditors.

g. Independence of Assistants to Corporate Auditors from Directors

1)	The approval of full time corporate auditors is required for the recruitment, appointment and personnel change of employees assigned to the Auditors Support Office.

2)	Assistants to the corporate auditors are independent from the chain of command of Directors, and corporate auditors evaluate their performance.

h. Report-to-Auditors Structure and Framework to Ensure Effective Audits by Corporate Auditors

1)	Directors and executive officers regularly report to corporate auditors as to the operational activities of the areas they are in charge of at the Company’s Board of Directors and Board of Corporate Auditors meetings.

2)	When directors discover serious violations of the law and/or important facts related to compliance, they shall report such matters immediately to the corporate auditors.

3)	Corporate auditors of Komatsu attend various committee meetings related to internal control and other meetings as observers. They also review Japanese-style consensus-based, approval documents, which contain important decisions of the Company.

Interest of Management in Certain Transactions

None.

B. Compensation

The aggregate compensation, including bonuses, stock options and retirement allowances, paid by the Company for the fiscal year ended March 31, 2007 to all Directors and Corporate Auditors for services in all capacities, was ¥1,078 million. The breakdown of the compensation is set forth below.

	Number of Persons Paid	Amount Paid (Millions of Yen)
Remuneration, Bonuses and Retirement Allowance
Directors	10	993
Corporate Auditors	5	85

Total	15	1,078

Retirement Allowance
Retired Directors	10	655
Retired Corporate Auditors	5	46

Total	15	701

Bonuses

Bonuses to be received by the director are determined by a resolution of an ordinary general meeting of shareholders of the Company held in June of each year. Bonuses so paid are not deductible by the Company for tax purposes and, for financial reporting purposes, are reported under selling, general and administrative expenses as a charge against income for the year in which they are paid.

Retirement Allowance

The Company has a retirement allowance plan for Directors and Corporate Auditors. The retirement allowance plan for Directors and Corporate Auditors is accrued in accordance with the pertinent rules of the Company. The amount of provision made for such retirement allowance for the fiscal year ended March 31, 2007 was ¥33 million.

Revision of Remuneration System

The Company has revised its remuneration system applicable to Corporate Auditors recently. As a result, bonuses referred to above for Corporate Auditors have been abolished starting with the payment in the year ended March 31, 2007 to reinforce the corporate auditors’ independence. The Company expects to reduce and phase out the retirement allowance system for Directors and Corporate Auditors in the future.

Stock Options

Based on the resolutions of the shareholders’ meeting on June 23, 2006, June 24, 2005 and June 25, 2004, the Company issued 833 rights, 1,610 rights and 1,430 rights of its share acquisition rights during the years ended March 31, 2006, 2005 and 2004, respectively. These options vest 100% on each of the grant dates and are exercisable from August 1, 2007, August 1, 2006 and August 1, 2005, respectively.

On June 22, 2007, the shareholders of the Company authorized the Company to issue rights to acquire new shares to the Directors and certain employees in the form of stocks options. Pursuant to such authorization, the Company is authorized to issue up to a maximum of 562 share acquisition rights (for 1,000 shares per right), resulting in possible additional issuance of 562,000 shares.

C. Board Practices

All Directors and Corporate Auditors are elected by a general meeting of shareholders. Directors serve terms of one year and Corporate Auditors serve four years pursuant to the Articles of Incorporation. However, a Director or a Corporate Auditor may serve any number of consecutive terms.

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

The Corporate Auditors of the Company are not required to be, and are not, certified public accountants. Each Corporate Auditor audits the performance of duties by Directors, and may at any time request the Directors to report on the business activities of the Company, and may investigate the business as well as the financial situation of the Company. Certain powers are provided under the Corporation Act of Japan to enable the Corporate Auditors to carry out these functions. Further, each Corporate Auditor continues to perform the function of examining the annual financial documents and the rendering of an opinion thereon for the general meeting of shareholders. The Corporate Auditors may not at the same time be Directors, managers or employees of the Company or of any of its subsidiaries. The Company does not have an audit committee.

The Company does not have a remuneration committee but does have a Compensation Council that is composed of a majority of external experts as noted in Item 6.A.

None of the Directors have entered into service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment. For additional information regarding director compensation, see Item 6.B. “Compensation”.

D. Employees

The following table shows the number of employees by operating segment as of March 31, 2007, 2006 and 2005.

Number of employees by operating segment

Year Ended March 31,
	2007	2006	2005
Construction and Mining Equipment	26,790 (5,810)	25,103 (5,089)	23,340 (3,610)
Industrial Machinery, Vehicles and Others	6,441 (1,787)	6,204 (1,620)	6,042 (1,097)
Electronics	181 (154)	2,832 (220)	3,160 (270)
Corporate	451 (55)	458 (49)	466 (38)

Total	33,863 (7,806)	34,597 (6,978)	33,008 (5,015)

Notes:

1)	Numbers in parentheses refer to average number of temporary employees, which is not included in the total numbers of employees in each operating segment.

2)	Number of employees under "Corporate" refers to employees working for administrative departments who cannot be classified into specific operating segments.

The Company has a labor contract with the Komatsu Labor Union covering conditions of employment. This contract, which provides that all employees except management and certain other enumerated personnel must become union members, has been renegotiated every two years and its present term runs until September 2008. The employees of the Company’s principal Japanese subsidiaries are covered by separate labor contracts between such subsidiaries and the unions representing their employees. These contracts contain provisions generally similar to those contained in the Company’s contract with the Komatsu Labor Union. Certain overseas employees of the Company and subsidiaries are also covered by labor contracts between the employer and unions in the relevant locale representing the employees.

Management and the Komatsu Labor Union have negotiations and meetings on a regular basis in order to discuss various issues and share concerns relating to the financial condition of Komatsu. The Company believes that management has a good relationship with Komatsu Labor Union.

E. Share Ownership

The following table shows the number of shares owned by the Directors and Corporate Auditors of the Company as of May 31, 2007. This table does not include the shares related to unexercised stock options. For information regarding stock option, see Item 6.B. “Compensation.”

Name	Position	Number of shares (in thousands)
Masahiro Sakane	Chairman of the Board, Representative Director	89
Kunio Noji	President, Representative Director	61
Yoshinori Komamura	Director	23
Yasuo Suzuki	Director	22
Masahiro Yoneyama	Director	26
Susumu Isoda	Director	19
Kenji Kinoshita	Director	22
Toshio Morikawa	Director	5
Hajime Sasaki	Director	2
Morio Ikeda	Director	1
Makoto Nakamura	Corporate Auditor (Full time)	8
Masafumi Kanemoto	Corporate Auditor (Full time)	17
Takaharu Dohi	Corporate Auditor	0
Makoto Okitsu	Corporate Auditor	0
Hiroyuki Kamano	Corporate Auditor	3

Total		298

Item 7. Major	Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows the number of the Company’s shares held by the 10 major shareholders of the Company and their ownership percentage as of March 31, 2007.

Major Shareholders as of March 31, 2007

Name of Major Shareholders	Number of Shares Held (in thousands)	Percentage (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	69,041	6.91
The Master Trust Bank of Japan, Ltd. (Trust Account)	61,174	6.12
Taiyo Life Insurance Company	56,464	5.65
Nippon Life Insurance Co.	31,783	3.18
State Street Bank and Trust Company 505103	20,872	2.08
Sumitomo Mitsui Banking Corp.	17,835	1.78
Japan Trustee Services Bank, Ltd. (Trust Account 4)	15,653	1.56
NIPPONKOA Insurance Co., Ltd.	13,962	1.39
NATS CUMCO	13,408	1.34
Trust & Custody Services Bank, Ltd. (Trust Account B)	13,036	1.30

Total of Top 10 Shareholders	313,233	31.36

Notes:

1)	Shares held by the Japan Trustee Services Bank, Ltd., The Master Trust Bank of Japan, Ltd. and the Trust & Custody Services Bank, Ltd. are all held through trusts.

2)	As joint owners of the Company’s shares, Taiyo Life Insurance Company, Daido Life Insurance Company and T&D Asset Management Co., Ltd. filed a Report of Change No.2 of the substantial share holding report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan on June 13, 2005, in compliance with Article 27, Paragraph 26, Item 2 of the Securities and Exchange Law of Japan. The number of the Company’s shares held by Taiyo Life Insurance Company in the foregoing table is based on the Company’s record of shareholders, because the Company is unable to identify the number of shares actually held by such three entities jointly as of March 31, 2007.

3)	NATS CUMCO is the share nominee of CITIBANK, N.A. ("CITIBANK") which is the trustee of the Company’s American Depositary Receipts (“ADRs”).

To the best knowledge of the Company, no significant change has occurred in the ownership percentage of the major shareholders listed above during the past three years.

The Company’s major shareholders are not entitled to any voting rights that are not provided to the other shareholders.

As of March 31, 2007, 14.0% of the shares of common stock issued (998,744,060 shares) were held of record by 140 residents of the United States.

To the best knowledge of the Company, the Company is not, directly or indirectly, controlled by another corporation or another entity, by the Government of Japan or by any foreign government, nor does any person own more than 10% of the Company’s common stock.

There are no arrangements that are known to Company the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

In the ordinary course of business on an arm’s length basis, Komatsu purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. Komatsu has 39 affiliates that are accounted for by the equity method. Komatsu regularly has trade accounts and other receivables payable by, and accounts payable to, Komatsu’s affiliates accounted for by the equity method. Komatsu does not consider the amounts of the transactions with such affiliates to be material to its business.

Komatsu has no other material related party transactions than those with the affiliated companies.

For additional information, see Note 8 of the Notes to Consolidated Financial Statements included elsewhere in this report.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See the Consolidated Financial Statements and Notes to Consolidated Financial Statements included in the Company's Financial Report to Shareholders for the year ended March 31, 2007 attached hereto and incorporated herein by reference.

Legal Proceedings

Komatsu is involved in certain legal actions and claims arising out of the ordinary course of its business. It is the opinion of the management and legal counsel that such litigation and claims will be resolved without material effects on Komatsu’s financial position or profitability.

Dividend Policy

The Company makes effort to provide steady dividend payments, taking into consideration the consolidated business results in determining the amount of profit to redistribute. The Company’s goal is to provide a consolidated dividend payout ratio of 20% or higher. The Company distributes dividends twice a year, i.e., distribute as year-end dividends and interim dividends. The resolutions for the distributions of year-end dividends and of interim dividends are adopted at the ordinary general meeting of shareholders and at the meeting of the Board of Directors. For the fiscal year ended March 31, 2007, the Company paid interim dividends of ¥13.0 per share, and year-end dividends of ¥18.0 per share, for a total annual per share dividend of ¥31.0.

Any retained earnings will be used to expand Komatsu’s business and to strengthen its business bases by making effective investments in areas where Komatsu enjoys technological advantages.

Under the Articles of Incorporation of the Company, the Company may distribute interim dividends pursuant to Article 454, Paragraph 5 of the Corporation Act of Japan, by a resolution of the Board of Directors, by setting the record date as of September 30 of each year.

B. Significant Changes

In April 2007, Komatsu Zenoah Co., a subsidiary of the Company, split off its OPE business; and Zenoah Co., Ltd., a subsidiary of Komatsu Zenoah Co., took over the OPE business of Komatsu Zenoah Co. On the same day, all shares of Zenoah Co., Ltd., were sold to a Japanese subsidiary of Husqvarna AB of Sweden. Komatsu believes that the spin off of the OPE business was important in terms of improving the efficient and effective use of its business resources and necessary in terms of strengthening its competitiveness.

Item 9. The Offer and Listing

A. Offer and Listing Details

The shares of common stock of the Company have been listed on the Tokyo Stock Exchange (“TSE”) and the Osaka Stock Exchange in Japan since May 1949.

In the United States, the Company’s American Depositary Shares (“ADSs”), each representing 4 shares of common stock, are traded on over-the-counter in the form of ADRs and are issued and exchanged by Citibank, N.A. in New York as depositary.

As of May 31, 2007, out of a total of 998,744,060 shares of common stock issued, 995,373,358 shares were outstanding. This incorporates 4 ADSs (equivalent to 16,434,256 shares of common stock, or approximately 1.7% of the total number of shares of common stock outstanding) held by 11 registered ADR holders.

The following table sets forth the reported high and low sales prices of the Company's stock on the TSE and the reported high and low sales prices of ADSs for the periods indicated.

Period	TSE (Japanese Yen)		ADS (U.S. dollars)
	High	Low	High	Low
Annual highs and lows
The fiscal year ended March 31, 2003	493	351	15.150	11.250
The fiscal year ended March 31, 2004	715	408	26.050	13.700
The fiscal year ended March 31, 2005	837	583	31.880	21.300
The fiscal year ended March 31, 2006	2,255	715	76.250	65.200
The fiscal year ended March 31, 2007	2,870	1,857	95.200	66.400

Quarterly highs and lows
The fiscal year ended March 31, 2006
1st quarter	887	803	32.300	30.500
2nd quarter	1,580	1,249	55.300	45.900
3rd quarter	2,000	1,693	67.900	57.840
4th quarter	2,255	1,878	76.250	65.200

The fiscal year ended March 31, 2007
1st quarter	2,670	1,857	95.200	66.800
2nd quarter	2,350	1,912	81.700	66.400
3rd quarter	2,440	1,992	82.400	68.500
4th quarter	2,870	2,265	92.700	76.850

Monthly highs and lows
December 2006	2,440	2,075	82.400	72.900
January 2007	2,585	2,265	86.350	76.850
February 2007	2,870	2,455	92.700	82.650
March 2007	2,685	2,380	88.750	83.300
April 2007	2,915	2,410	96.680	82.750
May 2007	3,230	2,870	106.600	97.550

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. ”Offer and listing details.”

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

II. Objectives and Purposes

The objectives and purposes of the Company, provided in Article 2 of the Company’s Articles of Incorporation, is to engage in the following businesses:

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

III. Directors

The Corporation Act of Japan provides that the Directors must refrain from engaging in any business competing with the Company (Art. 356, Paragraph 1, Item 1) or effecting a transaction involving a conflict of interest (Art. 356, Paragraph 1, Items 2 and 3) unless approved by the Board of Directors (Art. 365, Paragraph 1). It also provides that any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution (Art. 369, Paragraph 2). Neither the Articles of Incorporation nor the Rules of the Board of Directors of the Company have any additional provisions regarding a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested. The Corporation Act of Japan does not have an explicit provision concerning a director’s obligation not to use the corporation’s opportunity for his or her personal benefit or for the benefit of a third party, although such a conduct may be restricted by the duty of faithfulness (Art. 355).

With respect to directors’ compensation, the Corporation Act of Japan requires that, unless otherwise specified in the Articles of Incorporation (which specification does not exist in the case of the Company), amount (if the amount is fixed), the calculation method (if the amount is unfixed) or the substance (in the case of non-cash benefits) of directors’ compensation shall be determined at a general meeting of shareholders (Art. 361, Paragraph 1).

The Corporation Act of Japan provides that the incurrence by a company of a significant amount of borrowings from a third party needs approval of the company’s board of directors (Art. 362, Paragraph 4, Item 2). The Company’s Regulations of the Board of Directors contain corresponding provisions. (The Articles of Incorporation of the Company have no specific provisions as to a borrowing power exercisable by the directors.) There is no mandatory retirement age for Directors under the Corporation Act of Japan, the Articles of Incorporation or the Regulations of the Board of Directors of the Company.

There is no requirement concerning the number of shares an individual must hold in order to qualify as a Director of the Company under the Corporation Act of Japan, the Articles of Incorporation nor the Rules of the Board of Directors of the Company.

IV. Common Stock

Set forth below is information relating to the Company’s shares of common stock, including brief summaries of the relevant provisions of its Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Corporation Act of Japan and related legislation.

General

The Company’s authorized share capital is 3,955,000,000 shares, of which 998,744,060 shares were issued as of May 31, 2007. Under the Corporation Act of Japan, shares of companies that issue share certificates must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on the shareholder register under the Corporation Act of Japan, in accordance with the Company’s Share Handling Regulations.

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

Rights of Shareholders

-Dividends from Surplus

Under the Corporation Act of Japan, a joint stock corporation can make distribution of dividends from surplus to its shareholders (or pledgees) by the resolution of its shareholders’ meeting anytime. Under the Company’s Articles of Incorporation, it is only stipulated that the record date of year-end dividends shall be March 31 of each year, but it does not prevent the Company from making distribution of dividends from surplus based on other record dates. In addition, under the Corporation Act of Japan, a joint stock corporation can stipulate in its Articles of Incorporation, that it may distribute interim dividends to its shareholders (or pledgees) once per business year by resolution of its Board of Directors. Under the Company’s Articles of Incorporation, the Company may, by resolution of the Board of Directors, distribute interim dividends, on the record date of which is September 30 in each year. Furthermore, under the Corporation Act of Japan, the Company can stipulate that if the length of term of office of its directors is not longer than 1 year, it can stipulate that it can basically (i.e. other than the cases its non-consolidated annual financial statements and certain documents relating to the latest fiscal year do not present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice.) make distribution of dividends from surplus to its shareholders (or pledgees) by the resolution of its Board of Directors in its Articles of Incorporation. The Company has not stipulated such clauses in its Articles of Incorporation.

Dividends from surplus will usually be distributed in cash, but it can be distributed in kind under the Corporation Act of Japan. If a distribution of dividend from surplus is to be made in kind, the Company may, pursuant to a resolution of a general meeting of shareholders or the Board of Directors which determines to make the distribution, grant rights to its shareholders to require the Company to make such distribution in cash instead of in kind to shareholders. If no such rights are granted to shareholders, the relevant dividends from surplus must be approved by a special resolution of a general meeting of shareholders.

The Corporation Act of Japan requires that, until the aggregate amount of the Company’s legal reserve and additional paid-in capital is at least one-quarter of its stated capital, it set aside in its legal reserve and/or additional paid-in capital an amount equal to at least one-tenth of the amount of the dividends of surplus distributed.

The distributable amount of surplus is calculated by making some adjustments to the amount of surplus.

Under the Corporation Act of Japan, the amount of surplus is calculated by the following formula:

(1) base amount + (2) additional amount - (3) subtractive amount, where

(1)	the total amount of other capital surplus and other retained earnings as of the end of the last business year.

(2)	(a) the amount of the consideration for treasury stock disposed of after the end of the last business year less the book value thereof;

(b) the amount of reduction of stated capital made after the end of the last business year less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any);

(c) the amount of reduction of additional paid-in capital or legal reserve made after the end of the last business year less the portion thereof that has been transferred to stated capital (if any).

(3)	(a) the book value of treasury stock cancelled after the end of the last business year;

(b) the total book value of surplus reduced by the distribution of dividends from surplus made after the end of the last business year;

(c) other amounts set forth in ordinances of the Ministry of Justice.

The	distributable amount of surplus is calculated by the following formula:

(A) the amount of surplus + (B) additional amounts - (C) subtractive amounts, where

(A)	the amount of surplus

(B)	(a) the amount of profit in the extraordinary financial statements

(b) the amount of consideration for any of its treasury stock disposed of recorded in the extraordinary financial statements

(C)	(a) the book value of its treasury stock

(b) the amount of consideration for any of its treasury stock disposed of after the end of the last business year

(c) the amount of loss in the extraordinary financial statements

(d) other amounts set forth in ordinances of the Ministry of Justice

Under the Corporation Act of Japan, a joint stock corporation can make extraordinary financial statements anytime during business years. If such extraordinary financial statements have been prepared and have been approved by the Board of Directors or (if so required by the Corporation Act of Japan) by a general meeting of shareholders, then the distributable amount of surplus must be adjusted as stated above.

-Stock Splits

The Corporation Act of Japan permits the Company, by resolution of its Board of Directors, to make stock splits, regardless of the value of net assets (as appearing in its latest non-consolidated balance sheet) per share.

Under the Corporation Act of Japan, by resolution of the Company’s Board of Directors, the Company may increase the authorized shares up to the number reflecting the rate of stock splits and amend its Articles of Incorporation by resolution of its Board of Directors to this effect without the approval of a shareholders’ meeting.

-Japanese Unit Share System

On June 14, 2006, the Board of Directors of the Company adopted a resolution to decrease the number of shares constituting one "unit" of the Company to 100 shares effective as of August 1, 2006. Accordingly, since August 1, 2006, 100 shares of common stock constitute one "unit". Prior to this change, the Company’s Articles of Incorporation provided that 1,000 shares of common stock constitute one “unit”. The Corporation Act of Japan permits the Company, by resolution of its Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend its Articles of Incorporation to this effect without the approval of a shareholders’ meeting.

-Transferability of Shares Representing Less than One Unit.

The Company may not issue share certificates for a number of shares not constituting an integral number of units, except under limited circumstances. Since the transfers of shares ordinarily require delivery of the share certificates for the shares being transferred, shares constituting a fraction of a unit and for which no share certificates are issued may not be transferable. As the transfers of ADRs do not require a change in the ownership of the underlying shares, holders of ADRs evidencing ADSs, that constitute less than one unit of shares are not affected by these restrictions in their ability to transfer the ADRs. However, because transfers of less than one unit of the underlying shares are normally prohibited under the unit share system in Japan, the deposit agreement provides that the right of ADR holders to surrender their ADRs and withdraw the underlying shares for sale in Japan may only be exercised as to whole units.

-Right of a Holder of Shares Representing Less than One Unit to Require the Company to Purchase Its Shares.

A holder of shares representing less than one unit may, at any time, require the Company to purchase their shares. These shares will be purchased at (a) the closing price of the shares of the Company reported by the Tokyo Stock Exchange on the day on which the application for the purchase reached the handling office, multiplied by the number of shares or (b) in case that no trading is effected at the Tokyo Stock Exchange on that day, the price of the first trade effected thereafter, multiplied by the number of shares. As a practical matter, however, because holders of ADRs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right.

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

-Voting Rights of a Holder of Shares Representing Less than One Unit.

A holder of shares representing less than one unit cannot exercise any voting rights of those shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each whole unit represented.

A holder of shares representing less than one unit does not have any rights relating to voting, such as the right to participate in a demand for the resignation of a director, the right to participate in a demand for the convocation of a general meeting of shareholders and the right to join with other shareholders to propose an agenda item to be addressed at a general meeting of shareholders.

In addition, under the Corporation Act of Japan, a joint stock corporation can further restrict the rights of a holder of shares constituting less than one unit. Under the Company’s Articles of Incorporation, a holder of shares constituting less than one unit does not have rights, other than the following:

•	to receive annual and interim dividends,

•	to receive shares and/or cash by way of consolidation, subdivision, gratis issue of shares to shareholders, exchange or transfer of shares, corporate split or merger,

•	to receive shares, cash and/or other assets in which a shareholder of the Company has the option to acquire or which the Company has the option to acquire,

•	to participate in any distribution of surplus assets upon liquidation,

•	to request the Company to purchase shares constituting less than one unit, and

•	any other rights prohibited to be restricted by Art. 189 Paragraph 2 of the Corporation Act of Japan and ordinances of the Ministry of Justice.

-Ordinary and Extraordinary General Meeting of Shareholders

The Company usually holds its ordinary general meeting of shareholders in June of each year in Minato-ku, Tokyo or in a neighboring district [in Tokyo]. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Corporation Act of Japan and the Company’s Articles of Incorporation, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan, at least two weeks prior to the date of the meeting.

-Voting Rights

A shareholder is generally entitled to one vote per one unit of shares as described in this paragraph and under “Japanese Unit Share System” above. In general, under the Corporation Act of Japan, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Corporation Act of Japan and the Company’s Articles of Incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the total number of outstanding shares having voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of directors under the Company’s Articles of Incorporation. A corporate shareholder whose operation can be substantially controlled by the Company based on the reasons such as that the Company directly or indirectly owns not less than one-quarter of the total voting rights of such shareholder does not have voting rights. Shareholders may exercise their voting rights through proxies in accordance with the Company’s Articles of Incorporation, provided that those proxies are also shareholders who have voting rights.

Pursuant to the Corporation Act of Japan and the Company’s Articles of Incorporation, a quorum of, not less than one-third of the outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

•	a reduction of stated capital;

•

amendment of the articles of incorporation (except amendments which the board of directors are authorized to make under the Corporation Act of Japan as described in “Stock Splits” and “Japanese Unit Share System” above);

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer;

•	a dissolution, merger or consolidation;

•	a corporate split;

•	the transfer of the whole or an important part of the Company’s business;

•	the taking over of the whole of the business of any other corporation; or,

•

any issuance of new shares at a “specially favorable” price, bonds or debentures with stock acquisition rights to subscribe for new shares with “specially favorable” conditions or stock acquisition rights with “specially favorable” conditions to persons other than shareholders, and the like.

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

The Company may basically issue Share Acquisition Rights as Share Acquisition Rights on their own or attached to bonds or debentures to any persons by the resolution of its board of directors. Holders of shares do not have the right to receive, upon the exercise thereof against the Company, an allotment of Share Acquisition Rights to be issued by the Company (hereinafter referred to as a “Right to Subscribe for Share Acquisition Rights”) under the Company’s Articles of Incorporation when it issues Share Acquisition Rights. Under the Corporation Act of Japan, the board of directors may, however, determine that shareholders be given Right to Subscribe for Share Acquisition Rights in connection with a particular issue of Share Acquisition Rights. In the case of an issue of Share Acquisition Rights, public or individual notice (public notice is basically made via internet on the Company’s website) must be given to each of the shareholders at least two weeks prior to the allotment date unless the terms of such issuance are already disclosed in a securities registration statement or other disclosure document.

Share Acquisition Rights may be made transferable or nontransferable by the resolution of the board of directors under the Corporation Act of Japan.

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

- Administrator of the Shareholders Register

Mitsubishi UFJ Trust and Banking Corporation (“Mitsubishi UFJ Trust”) is the administrator of the shareholders register for the Company’s shares. Mitsubishi UFJ Trust’s office is located at 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan. Mitsubishi UFJ Trust maintains the Company’s register of shareholders and records transfers of record ownership upon presentation of share certificates.

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

-Acquisition of Own Shares

Under the Corporation Act of Japan, the Company may acquire its shares for any purposes subject to the authorization of shareholders at a general shareholders meeting. In addition, the Company is authorized to purchase its shares pursuant to a resolution of the board of directors pursuant to its Articles of Incorporation. The acquisition is generally subject to the condition that the aggregate amount of the purchase price must not exceed the distributable amount of surplus mentioned in “Dividends from Surplus.”

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

C. Material Contracts

All contracts entered into by Komatsu or any member of Komatsu during the two years immediately preceding this report were entered into in the ordinary course of business.

D. Exchange Controls

The Foreign Exchange and Foreign Trade Act of Japan, as amended (the “Foreign Exchange Act”), and the cabinet orders and ministerial ordinances thereunder, regulate certain transactions involving a “non-resident of Japan” or a “foreign investor,” including issuance of securities by a resident of Japan outside of Japan, transfer of securities between a resident of Japan and a non-resident of Japan, “inward direct investment” by a foreign investor, and a payment from Japan to a foreign country or by a resident of Japan to a non-resident of Japan.

“Non-residents of Japan” include individuals who are not resident in Japan and corporations whose principal offices are located outside of Japan. Generally, branches and other offices of Japanese corporations located outside of Japan are regarded as non-residents of Japan, but branches and other offices of non-resident corporations located within Japan are regarded as residents of Japan. “Foreign investors” are defined to be: (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (iii) corporations of which not less than 50% of the voting rights are held directly or indirectly by (i) or (ii) above, and (iv) any corporation in which: (a) a majority of the officers are non-resident individuals, or (b) a majority of the officers having the power to represent the corporation are non-resident individuals.

The following is a summary of the pertinent regulations under the Foreign Exchange Act insofar as they affect debt securities of the Company, shares of the Company’s Common Stock or Depositary Receipts representing such shares.

Debt Securities

The Foreign Exchange Act requires that a resident of Japan whose debt securities are being issued or offered outside of Japan file a post facto report of “capital transaction” with the Minister of Finance. Under the Foreign Exchange Act, payment of the principal of and interest on these debt securities (including any additional amounts payable pursuant to the terms of the securities) may in general be made by the issuer without any restrictions. The Foreign Exchange Act gives the Minister of Finance the power in certain limited and exceptional circumstances to require prior approval for any such capital transaction (or for such payment).

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

Acquisition of Shares

The Foreign Exchange Act requires that a resident of Japan whose shares are being issued or offered outside of Japan file a post facto report of “capital transaction” with the Minister of Finance.

In general, the acquisition of shares in a Japanese corporation listed on any stock exchange in Japan or traded on the over-the-counter market in Japan (the “listed shares”) from a resident of Japan by a non-resident of Japan requires the resident of Japan to file a post facto report with the Minister of Finance of the transaction. The Foreign Exchange Act gives the Minister of Finance the power in certain limited and exceptional circumstances to require prior approval for any such acquisition.

If a foreign investor intends to acquire the listed shares and as a result of such acquisition the aggregate of the shares in the relevant corporation already held by that foreign investor and certain related parties (as specified under the Foreign Exchange Act) and the number of such shares proposed to be acquired by that foreign investor would be 10% or more of the total issued shares, such foreign investor will generally be subject to a post facto reporting requirement or a prior notification requirement to the Minister of Finance and any other competent Minister, depending on the business purposes of the issuer. According to the Komatsu’s business purposes stipulated in its Articles of Incorporation, the foreign investor who acquires 10% or more of the total issued shares will be subject to the prior notification requirement. In case the prior notification requirement is applicable, the Minister of Finance and the competent Minister will ultimately have a power to order the alternation or suspension of the acquisition in certain special circumstances.

Under the Foreign Exchange Act and the regulations thereunder currently in effect, a holder of bonds with share acquisition rights or share acquisition rights which were issued or offered outside of Japan may acquire the listed shares upon the conversion or exercise of such share acquisition rights without being subject to any of the aforesaid prior notification and/or post facto reporting requirements.

Dividends and Proceeds of Sale

Under the Foreign Exchange Act and regulations thereunder, dividends paid on the shares of a Japanese corporation (including those in the form of Depository Receipts) held by non-residents of Japan and the proceeds of any sale of such shares within Japan may in general be converted into any foreign currency and repatriated abroad. The acquisition of shares by non-resident shareholders by way of stock splits is not subject to any of the prior notification and/or post facto reporting requirements. See Taxation Section for information about the applicable withholding tax.

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

The Convention Between the Government of Japan and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, as presently in effect (the “Tax Convention”), provides that the interest income (including Redemption Profit) of a United States resident or corporation from debt securities may be taxable by Japan if and to the extent that interest is paid by a resident of Japan or otherwise is from sources within Japan. Under the Tax Convention, the maximum rate of Japanese tax on interest income of United States residents or corporations is 10% unless the recipient has a permanent establishment in Japan and the debt securities in respect of which such interest is paid are effectively connected with such permanent establishment, in which case such income will be taxed at the normal rates provided by the Japanese income or corporate tax laws. However, certain US entities such as banks, insurance companies and registered security dealers may be entitled to an exemption from the Japanese withholding tax on interest on bonds issued by a Japanese company pursuant to Article 11, Paragraph 3(c) of the Tax Convention, subject to the procedural requirements provided for under Japanese law, assuming that such entity has no permanent establishment in Japan and the issuer (payer) has no permanent establishment in US.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files annual reports on Form 20-F and other reports on Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”). These materials, including this annual report and exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC in the U.S. at 1-800-SEC-0330. The documents filed via the Electronic Data Gathering, Analysis, and Retrieval system are also available for inspection on the SEC’s website (http://www.sec.gov).

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Exposure

Komatsu is exposed to market risk primarily from changes in foreign currency exchange rates and interest rates with respect to international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, Komatsu has entered into various derivative financial transactions pursuant to its policies and procedures. Komatsu does not enter into derivative financial transactions for trading or speculative purposes. Komatsu is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. However, because of the counterparties’ satisfactory credit ratings, none are expected to fail to meet their obligations.

Foreign Exchange Risk

To reduce foreign exchange risks against foreign currency denominated assets and liabilities, Komatsu has executed forward exchange contracts and option contracts in a range of 50% to 100% based on its projected cash flow in foreign currencies. The following table provides information concerning derivative financial instruments of Komatsu in relation to foreign currency exchange transactions existing as of March 31, 2007, which are translated into Yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2007.

Forward Exchange Contracts

Forwards to sell foreign currencies:	Millions of yen (except average contractual rates)
	US$/Yen	EUR/Yen	EUR/SEK	US$/SEK	US$/EUR	Others	Total
Contract amounts	¥48,887	¥20,074	¥2,799	¥2,474	¥2,101	¥5,680	¥82,015
Average contractual rates	117.23Yen/US$	151.30Yen/EUR	9.27SEK/EUR	6.97SEK/US$	0.75EUR/US$	—	—

Forwards to buy foreign currencies:	Millions of yen (except average contractual rates)
	GBP/EUR	Yen/Yuan	Yen/A$	Yen/GBP	US$/ZAR	Others	Total
Contract amounts	¥13,597	¥6,886	¥4,582	¥3,453	¥2,503	¥10,757	¥41,778
Average contractual rates	0.68GBP/EUR	15.29Yen/Yuan	92.81Yen/A$	228.09Yen/GBP	0.14US$/ZAR	—	—

Currency Option

Purchase to sell foreign currencies:	Millions of yen (except average contractual rates)
	US$/EUR	Others	Total
Contract amounts	¥354	¥0	¥354
Average contractual rates	0.75EUR/US$	—	—

Purchase to buy foreign currencies:	Millions of yen (except average contractual rates)
	GBP/EUR	Others	Total
Contract amounts	¥2,178	¥0	¥2,178
Average contractual rates	0.68GBP/EUR	—	—

Forward Exchange Contracts

Forwards to sell foreign currencies:	Thousands of U.S. dollars
	US$/Yen	EUR/Yen	EUR/SEK	US$/SEK	US$/EUR	Others	Total
Contract amounts	$414,297	$170,119	$23,720	$20,966	$17,805	$48,135	$695,042

Forwards to buy foreign currencies:	Thousands of U.S. dollars
	GBP/EUR	Yen/Yuan	Yen/A$	Yen/GBP	US$/ZAR	Others	Total
Contract amounts	$115,229	$58,356	$38,831	$29,263	$21,212	$91,160	$354,051

Currency Option

Purchase to sell foreign currencies:	Thousands of U.S. dollars
	US$/EUR	Others	Total
Contract amounts	$3,000	$0	$3,000

Purchase to buy foreign currencies:	Thousands of U.S. dollars
	GBP/EUR	Others	Total
Contract amounts	$18,458	$0	$18,458

Interest Rate Risk

To reduce risks and hedge variability of cash flow, Komatsu has engaged in certain interest rate swaps, cross-currency swaps and cap option transactions for interest payment and interest receipt. Certain interest rate swap contracts are not qualified as hedges and are recorded at the fair value and the resultant gains and losses are recognized as income and expenses. The following tables provide information concerning debt obligations excluding capital lease obligations (including due within one year), interest rate swaps, cross-currency swaps and interest caps. For debt obligations, the tables present fair value, principal cash flows and average interest rates by expected maturity dates. For interest rate and cross-currency swaps, the following tables present fair value, notional amounts and average receive and pay interest rates. For interest caps, the following tables present fair value, notional amounts and average strike rates.

Long-term debt excluding capital lease obligations (including due within one year)

	Millions of yen
				Expected maturity date
	Average interest rate	Fair value	Total	2008	2009	2010	2011	2012	Thereafter
Japanese yen bonds	1.20%	¥29,688	¥30,000	¥20,000	—	¥10,000	—	—	—
Euro medium-term notes (relating to variable interest rate)	5.10%	64,486	66,067	13,259	16,300	12,853	7,026	16,629	—
Loans, principally from banks (relating to variable interest rate)	2.23%	19,254	19,254	8,088	8,078	3,056	17	15	—
Loans, principally from banks (relating to fixed interest rate)	2.18%	75,611	77,204	12,993	45,172	13,037	3,831	1,763	408

Total		¥189,039	¥192,525	¥54,340	¥69,550	¥38,946	¥10,874	¥18,407	¥408

Interest rate swaps , cross-currency swaps and interest caps

	Millions of yen
	Average interest rate				Expected maturity date
	Receive	Pay	Fair value	Total	2008	2009	2010	2011	2012	Thereafter
U.S. dollar interest rate swap	5.01%	4.62%	¥193	¥145,687	¥69,556	¥48,242	¥22,641	¥5,248	—	—
Yen/US$ cross-currency swap	1.09%	5.48%	(899)	63,500	12,000	7,000	20,500	7,000	17,000	—
Yen/EUR cross-currency swap	0.88%	3.98%	(1,173)	18,500	10,500	2,000	2,000	2,000	2,000	—
Euro interest cap	—	4.01%	33	17,778	6,246	5,931	5,601	—	—	—
Others			(61)	7,907	826	885	2,419	2,360	472	945

Total			¥(1,907)	¥253,372	¥99,128	¥64,058	¥53,161	¥16,608	¥19,472	¥945

Long-term debt excluding capital lease obligations (including due within one year)

	Thousands of U.S. dollars
				Expected maturity date
	Average interest rate	Fair value	Total	2008	2009	2010	2011	2012	Thereafter
Japanese yen bonds	1.20%	$251,593	$254,238	$169,492	—	$84,746	—	—	—
Euro medium-term notes (relating to variable interest rate)	5.10%	546,492	559,890	112,364	138,136	108,924	59,542	140,924	—
Loans, principally from banks (relating to variable interest rate)	2.23%	163,169	163,169	68,542	68,458	25,898	144	127	—
Loans, principally from banks (relating to fixed interest rate)	2.18%	640,771	654,271	110,110	382,813	110,483	32,466	14,941	3,458

Total		$1,602,025	$1,631,568	$460,508	$589,407	$330,051	$92,152	$155,992	$3,458

Interest rate swaps, cross-currency swaps and interest caps

	Thousands of U.S. dollars
	Average interest rate				Expected maturity date
	Receive	Pay	Fair value	Total	2008	2009	2010	2011	2012	Thereafter
U.S. dollar interest rate swap	5.01%	4.62%	$1,636	$1,234,636	$589,458	$408,831	$191,873	$44,474	—	—
Yen/US$ cross-currency swap	1.09%	5.48%	(7,619)	538,136	101,695	59,322	173,729	59,322	144,068	—
Yen/EUR cross-currency swap	0.88%	3.98%	(9,941)	156,780	88,984	16,949	16,949	16,949	16,949	—
Euro interest cap	—	4.01%	280	150,661	52,932	50,263	47,466	—	—	—
Others			(517)	67,007	7,000	7,500	20,500	20,000	4,000	8,007

Total			$(16,161)	$2,147,220	$840,069	$542,865	$450,517	$140,745	$165,017	$8,007

For additional information about derivative financial instruments, see Note 20 of the Notes to Consolidated Financial Statements included elsewhere in this report.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Evaluation of disclosure controls and procedures

Komatsu’s management performed an evaluation under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of its disclosure controls and procedures. Based on Komatsu’s evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of March 31, 2007, the end of the period covered by this report, the disclosure controls and procedures were adequate and effective.

Management’s report on internal control over financial reporting

The management of Komatsu is responsible for establishing and maintaining adequate internal control over financial reporting. Komatsu’s internal control over financial reporting is a process designed to provide reasonable assurances regarding the reliability of its financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Komatsu’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Komatsu, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of Komatsu are being made only in accordance with authorizations of management and directors of Komatsu and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Komatsu’s assets that could have a material effect on its financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Komatsu’s internal control over financial reporting as of March 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment Komatsu concluded that, as of March 31, 2007, Komatsu’s internal control over financial reporting was effective based on those criteria.

Komatsu’s assessment of the effectiveness of its internal control over financial reporting as of March 31, 2007, has been audited by KPMG AZSA & Co., an independent registered public accounting firm. The report appears in Item 18.

Changes in internal controls over financial reporting

There has been no change in Komatsu’s internal control over financial reporting that occurred during the period covered by this Form 20-F that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board of Corporate Auditors of the Company has determined that Mr. Masafumi Kanemoto qualifies as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Kanemoto meets the independence requirements imposed on corporate auditors under the Corporation Act of Japan. Mr. Kanemoto has long engaged in accounting-related duties at the Company, and has a considerably profound knowledge concerning financial affairs and accounting. Since joining the Company in 1970, Mr. Kanemoto has worked in the field of accounting and finance. From 1994 to 1996 Mr. Kanemoto served as the senior manager of the Controlling Dept., Accounting Division and from 1999 to 2002 Mr. Kanemoto served as the general manager of the Internal Audit Department. Mr. Kanemoto was elected as one of the Corporate Auditors of the Company at the ordinary general meeting of shareholders held in June 2002. See Item 6.A. for additional information regarding Mr. Kanemoto.

Item 16B. Code of Ethics

In order to ensure that Komatsu’s business is conducted honestly, ethically and in compliance with the law by its senior officers (including directors, executive officers, presidents of divisions, general managers of administrative departments at the Company as well as managers of the Finance & Treasury and Corporate Accounting departments), Komatsu has adopted the “Code of Ethics for Senior Officers” that stipulates the ethical duties and rules of conduct that its senior officers must obey. Such “Code of Ethics for Senior Officers” is incorporated herein as Exhibit 11.

In addition, starting in 1998, Komatsu has published a booklet entitled “Komatsu’s Code of Worldwide Business Conduct.” Komatsu distributes such booklet to all of its worldwide employees and management officers in order to ensure that they understand how important it is to observe the rules of the business community. The content of the latest edition of this booklet published in December 2004 is available at the Company’s website at http://www.komatsu.com/CompanyInfo/profile/conduct/.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

KPMG AZSA & Co. and the various member firms of KPMG International served as Komatsu’s principal independent registered public accounting firm for the fiscal years ended March 31, 2007 and 2006. Set forth below are the fees for services provided by KPMG AZSA & Co. for the fiscal years ended March 31, 2007 and 2006.

	(Millions of Yen)
	Fiscal Year ended March 31,
	2007	2006
Audit fees	1,388	660
Audit-related fees	58	120
Tax fees	35	42
All other fees	17	56

Total	1,498	878

Audit fees include fees billed for services rendered in connection with the audit of Komatsu’s annual and semiannual consolidated financial statements, the review of consolidated quarterly financial statements and the review of associated documents filed with regulatory organizations.

Audit-related fees include fees billed for due diligence services related to mergers and acquisitions, agreed-upon or expanded audit procedures and the review of Komatsu’s internal control procedures.

Tax fees include fees billed for tax compliance, the review of tax return documents, documentation relating to transfer pricing, international and domestic indirect tax. All other fees consist of fees for all other services not included in any of the above categories. One of the fees included in this category for the fiscal year ended March 31, 2007 was for advice in connection with Komatsu’s preparation of its audited financial statements in accordance with U.S. GAAP.

Pre-Approval Policies and Procedures of the Board of Corporate Auditors

In accordance with the SEC rules regarding auditor independence, the Board of Corporate Auditors of the Company has established pre-approval policies and procedures for audit and non-audit services that are provided by its principal independent registered public accounting firm. These policies and procedures apply when the Company and/or its consolidated subsidiaries wish to engage an accounting firm for audit services and when the Company and/or its consolidated subsidiaries wish to engage the principal independent registered public accounting firm for permissible non-audit services.

When engaging an accounting firm for audit services, pre-approval is required prior to the commencement of such services. Similarly, when engaging the principal independent registered public accounting firm for permissible non-audit services (i.e., audit-related services, tax services and all other services), pre-approval must be obtained prior to the commencement of the services.

No services were provided for which pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements attached hereto.

Item 19. Exhibits

1.1	Articles of Incorporation of Komatsu Ltd. (Translation)

1.2	Regulations of The Board of Directors (Translation)

2	Share Handling Regulations (Translation)

8	Significant subsidiaries of Komatsu Ltd, including additional subsidiaries that management has deemed to be significant, as of March 31, 2007: Incorporated by reference to “Organizational Structure” in “Item 4. Information on the Company”

11	Code of Ethics for Senior Officers (Translation)

12 a.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

12 b.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

13 a.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

13 b.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

SIGNATURES

The registrant hereby certifies that it meets all of its requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOMATSU LTD.

Date: June 29, 2007	By:	/s/ KENJI KINOSHITA
	Name:	Kenji Kinoshita
	Position:	Director and Senior Executive Officer,
Chief Financial Officer

KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Komatsu Ltd.:

We have audited the accompanying consolidated balance sheets of Komatsu Ltd. and subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2007, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 29, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2007 have been translated into United States dollars solely for convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

Tokyo, Japan

June 29, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Komatsu Ltd.:

We have audited management’s assessment, included in the Management’s Report on Internal Control over Financial Reporting, which appears in Item 15, that Komatsu Ltd. and subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Komatsu Ltd. and subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Komatsu Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Komatsu Ltd. and subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2007, expressed in Japanese yen, and our report dated June 29, 2007 expressed an unqualified opinion on those consolidated financial statements.

Tokyo, Japan

June 29, 2007

Consolidated Balance Sheets

Komatsu Ltd. and Consolidated Subsidiaries

March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
Assets	2007	2006	2007
Current assets
Cash and cash equivalents (Note 10)	¥92,199	¥69,997	$781,347
Time deposits	54	54	458
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥11,808 million ($100,068 thousand) in 2007 and ¥11,786 million in 2006 (Notes 1, 5 and 25)	478,063	397,998	4,051,381
Inventories (Notes 1 and 6)	437,894	370,074	3,710,966
Assets held for sale (Note 4)	16,321	—	138,314
Deferred income taxes and other current assets (Notes 1, 7, 16, 20, 21, 23 and 25)	119,214	109,778	1,010,288

Total current assets	1,143,745	947,901	9,692,754

Long-term trade receivables (Note 5)	73,669	72,844	624,314

Investments
Investments in and advances to affiliated companies (Notes 1 and 8)	36,688	21,726	310,915
Investment securities (Notes 1, 7 and 21)	108,173	94,744	916,720
Other	10,285	9,047	87,162

Total investments	155,146	125,517	1,314,797

Property, plant and equipment—less accumulated depreciation (Notes 1, 9, 10 and 17)	388,393	400,667	3,291,466

Goodwill (Notes 1 and 11)	20,594	22,000	174,525

Other intangible assets (Notes 1 and 11)	25,243	25,418	213,924

Deferred income taxes and other assets (Notes 1, 16, 20, 21 and 25)	37,192	57,778	315,186

	¥1,843,982	¥1,652,125	$15,626,966

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

	Millions of yen		Thousands of U.S. dollars (Note 1)
Liabilities and Shareholders’ Equity	2007	2006	2007
Current liabilities
Short-term debt (Note 12)	¥102,248	¥98,130	$866,508
Current maturities of long-term debt (Notes 10, 12, 17 and 21)	72,486	84,580	614,288
Trade notes and accounts payable	365,065	304,776	3,093,771
Income taxes payable (Note 16)	54,933	37,004	465,534
Liabilities held for sale (Note 4)	7,919	—	67,110
Deferred income taxes and other current liabilities (Notes 1, 16, 20 and 21)	182,529	164,353	1,546,857

Total current liabilities	785,180	688,843	6,654,068

Long-term liabilities
Long-term debt (Notes 10, 12, 17 and 21)	174,340	195,203	1,477,458
Liability for pension and retirement benefits (Notes 1 and 13)	37,783	45,148	320,195
Deferred income taxes and other liabilities (Notes 1, 16, 20 and 21)	50,188	52,065	425,322

Total long-term liabilities	262,311	292,416	2,222,975

Minority interests	19,774	47,869	167,576

Commitments and contingent liabilities (Note 19)
Shareholders’ equity (Notes 1 and 14)
Common stock:
Authorized 3,955,000,000 shares in 2007 and 2006
Issued 998,744,060 shares in 2007 and 2006
Outstanding 993,786,759 shares in 2007 and 993,645,492 shares in 2006	67,870	67,870	575,169
Capital surplus	137,155	136,137	1,162,331
Retained earnings:
Appropriated for legal reserve	24,267	23,416	205,653
Unappropriated	517,450	376,522	4,385,169
Accumulated other comprehensive income (loss) (Notes 1, 7, 13 and 15)	33,501	23,095	283,907
Treasury stock at cost, 4,957,301 shares in 2007 and 5,098,568 shares in 2006 (Note 14)	(3,526)	(4,043)	(29,882)

Total shareholders’ equity	776,717	622,997	6,582,347

	¥1,843,982	¥1,652,125	$15,626,966

Consolidated Statements of Income

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2007	2006 (Note 1)	2005 (Note 1)	2007
Net sales (Notes 1 and 8)	¥1,893,343	¥1,612,140	¥1,356,071	$16,045,280
Cost of sales (Notes 17 and 24)	1,356,511	1,185,240	1,009,859	11,495,856
Selling, general and administrative expenses (Notes 17 and 24)	287,086	262,399	252,011	2,432,933
Impairment loss on long-lived assets held for use (Note 1)	81	4,791	4,200	686
Impairment loss on goodwill (Note 1 and 11)	—	3,041	—	—
Other operating income (expenses) (Note 24)	(4,924)	6,759	5,861	(41,729)

Operating income	244,741	163,428	95,862	2,074,076

Other income (expenses) (Note 24)	(8,250)	(7,649)	(3,993)	(69,915)
Interest and dividend income	8,532	6,824	5,138	72,305
Interest expense	(15,485)	(12,208)	(10,611)	(131,229)
Other–net	(1,297)	(2,265)	1,480	(10,991)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	236,491	155,779	91,869	2,004,161

Income taxes (Notes 1 and 16)
Current	76,102	45,751	16,056	644,932
Deferred	3,643	(1,781)	18,229	30,873

Total	79,745	43,970	34,285	675,805

Income from continuing operations before minority interests and equity in earnings of affiliated companies	156,746	111,809	57,584	1,328,356
Minority interests in income of consolidated subsidiaries	(6,580)	(5,335)	(2,603)	(55,763)
Equity in earnings of affiliated companies	3,098	2,667	887	26,254

Income from continuing operations	153,264	109,141	55,868	1,298,847

Income from discontinued operations less applicable income taxes, minority interests and equity in earnings of affiliated companies (Note 4)	11,374	5,149	3,142	96,390

Net income	¥164,638	¥114,290	¥59,010	$1,395,237

	Yen			U.S. cents
Per share data (Notes 1 and 18):
Income from continuing operations:
Basic	¥154.25	¥109.94	¥56.34	¢ 130.72
Diluted	153.97	109.75	56.30	130.48
Income from discontinued operations:
Basic	11.45	5.19	3.17	9.70
Diluted	11.43	5.18	3.17	9.69
Net income:
Basic	165.70	115.13	59.51	140.42
Diluted	165.40	114.93	59.47	140.17
Cash dividends per share (Note 1)	23.00	14.00	9.00	19.49

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2007	2006	2005	2007
Common stock
Balance, beginning of year	¥67,870	¥67,870	¥67,870	$575,169
Balance, end of year	¥67,870	¥67,870	¥67,870	$575,169

Capital surplus
Balance, beginning of year	¥136,137	¥135,792	¥135,675	$1,153,703
Sales of treasury stock	394	345	117	3,339
Issuance of stock acquisition rights (Notes 1 and 14)	663	—	—	5,619
Others	(39)	—	—	(330)

Balance, end of year	¥137,155	¥136,137	¥135,792	$1,162,331

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥23,416	¥22,341	¥21,629	$198,441
Transfer from unappropriated retained earnings	851	1,075	712	7,212

Balance, end of year	¥24,267	¥23,416	¥22,341	$205,653

Unappropriated retained earnings
Balance, beginning of year	¥376,522	¥277,196	¥227,825	$3,190,864
Net income	164,638	114,290	59,010	1,395,237
Cash dividends paid	(22,859)	(13,889)	(8,927)	(193,720)
Transfer to retained earnings appropriated for legal reserve	(851)	(1,075)	(712)	(7,212)

Balance, end of year	¥517,450	¥376,522	¥277,196	$4,385,169

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥23,095	¥(21,485)	¥(23,794)	$195,720
Other comprehensive income for the year, net of tax (Note 15)	20,263	44,580	2,309	171,721
Adjustment to initially apply SFAS No. 158, net of tax (Note 13)	(9,857)	—	—	(83,534)

Balance, end of year	¥33,501	¥23,095	¥(21,485)	$283,907

Treasury stock
Balance, beginning of year	¥(4,043)	¥(4,570)	¥(3,698)	$(34,263)
Purchase of treasury stock	(632)	(2,027)	(1,624)	(5,356)
Sales of treasury stock	1,149	2,554	752	9,737

Balance, end of year	¥(3,526)	¥(4,043)	¥(4,570)	$(29,882)

Total shareholders’ equity	¥776,717	¥622,997	¥477,144	$6,582,347

Disclosure of comprehensive income
Net income for the year	¥164,638	¥114,290	¥59,010	$1,395,237
Other comprehensive income for the year, net of tax (Note 15)	20,263	44,580	2,309	171,721

Comprehensive income for the year	¥184,901	¥158,870	¥61,319	$1,566,958

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2007	2006	2005	2007
Operating activities
Net income	¥164,638	¥114,290	¥59,010	$1,395,237
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,709	72,640	69,020	616,178
Deferred income taxes	4,334	(747)	19,409	36,729
Net gain from sale of investment securities and subsidiaries	(19,101)	(20,989)	(162)	(161,873)
Net gain on sale of property	(13)	(132)	(11,269)	(110)
Loss on disposal of fixed assets	2,121	8,284	4,311	17,975
Impairment loss on long-lived assets held for use	81	4,899	4,200	686
Pension and retirement benefits, net	1,078	5,123	3,662	9,136
Changes in assets and liabilities:
Increase in trade receivables	(93,141)	(58,821)	(33,266)	(789,331)
Increase in inventories	(73,448)	(52,228)	(42,418)	(622,441)
Increase in trade payables	70,693	32,360	39,261	599,093
Increase (decrease) in income taxes payable	19,680	24,532	(721)	166,780
Other, net	12,493	6,896	10,332	105,873

Net cash provided by operating activities	162,124	136,107	121,369	1,373,932

Investing activities
Capital expenditures	(122,860)	(112,915)	(72,873)	(1,041,187)
Proceeds from sale of property	17,626	12,915	31,780	149,373
Proceeds from sale of available for sale investment securities	1,844	4,112	2,593	15,627
Purchases of available for sale investment securities	(6,737)	(5,681)	(4,690)	(57,093)
Proceeds from sale of subsidiaries, net of cash disposed	35,368	26,610	—	299,729
Acquisition of subsidiaries and equity investees, net of cash acquired	(24,621)	(10,464)	(148)	(208,652)
Collection of loan receivables	5,736	12,874	17,485	48,610
Disbursement of loan receivables	(5,974)	(9,244)	(12,375)	(50,627)
Decrease (increase) in time deposits	(2)	1	497	(17)

Net cash used in investing activities	(99,620)	(81,792)	(37,731)	(844,237)

Financing activities
Proceeds from long-term debt	44,781	51,432	29,331	379,500
Repayments on long-term debt	(74,943)	(118,165)	(47,489)	(635,110)
Increase (decrease) in short-term debt, net	22,526	7,108	(19,924)	190,898
Repayments of capital lease obligations	(11,411)	(10,473)	(9,954)	(96,703)
Sale (purchase) of treasury stock, net	517	527	(872)	4,381
Dividends paid	(22,859)	(13,889)	(8,927)	(193,720)

Net cash used in financing activities	(41,389)	(83,460)	(57,835)	(350,754)

Effect of exchange rate change on cash and cash equivalents	1,087	1,632	301	9,211

Net increase (decrease) in cash and cash equivalents	22,202	(27,513)	26,104	188,152
Cash and cash equivalents, beginning of year	69,997	97,510	71,406	593,195

Cash and cash equivalents, end of year	¥92,199	¥69,997	¥97,510	$781,347

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Komatsu Ltd. and Consolidated Subsidiaries

1. Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies

Description of Business

Komatsu Ltd. (“Company”) and consolidated subsidiaries (together “Komatsu”) primarily manufacture and market various types of construction and mining equipment throughout the world. Komatsu is also engaged in the manufacture and sale of industrial machinery, and vehicles and electronics products including temperature-control equipments.

The consolidated net sales of Komatsu for the year ended March 31, 2007, consisted of the following: Construction and mining equipment – 82.8%, Industrial Machinery, Vehicles and Others – 15.7%, Electronics – 1.5%.

Sales are made principally under the Komatsu brand name, and are almost entirely through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales for the year ended March 31, 2007, 74.3% were generated outside Japan, with 28.4% in the Americas, 17.1% in Europe and CIS, 6.8% in China, 13.4% in Asia (excluding Japan and China) and Oceania, and 8.6% in the Middle East and Africa.

The manufacturing operations of Komatsu are conducted primarily at plants in Japan, United States, Germany, United Kingdom, Sweden, Indonesia, Brazil, Italy, and China.

Basis of Financial Statements

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts for the year ended March 31, 2007, is included solely for the convenience of readers and has been made at the rate of ¥118 to $1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 30, 2007. Such translation should not be construed as a representation that Japanese yen amounts could be converted into United States dollars at the above or any other rate.

The Company and its domestic subsidiaries maintain their books of account in conformity with accounting principles generally accepted in Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those in the country of their domicile. The accompanying consolidated financial statements reflect certain adjustments, not recorded in Komatsu’s books, to present them in conformity with U.S. generally accepted accounting principles. These adjustments are made mainly in connection with accounting for liability for pension and other retirement benefits, leases, derivative financial instruments, and recognition of certain accrued expenses. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

Summary of Significant Accounting Policies

(1) Consolidation and Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and all of its majority-owned domestic and foreign subsidiaries, except for certain immaterial subsidiaries.

The accounts of any variable interest entities that must be consolidated under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”) because the Company has been determined to be the primary beneficiary, are included in the consolidated financial statements.

Investments in 20 to 50% owned affiliated companies whereby Komatsu has the ability to exercise significant influence over the operational and financial policies of a company are accounted for by the equity method.

(2) Translation of Foreign Currency Accounts

Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation,” assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year in consolidating the financial statements of overseas subsidiaries. The resulting translation adjustments are included as a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated financial statements. All foreign currency transaction gains and losses are included in other income (expenses) in the period incurred.

(3) Allowance for Doubtful Trade Receivables

Komatsu records allowance for doubtful receivables as the best estimate of the amount of probable credit losses in Komatsu’s existing receivables. The amount is determined based on historical experience, credit information of individual customers, and assessment of overdue receivables. An additional reserve for individual receivable is recorded when Komatsu becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration of the customer’s business performance. The amount of estimated credit losses is further adjusted to reflect changes in customer circumstances.

(4) Inventories

Inventories are stated at the lower of cost or market. Komatsu determines cost of work in process and finished products using the specific identification method based on actual costs accumulated under a job-order cost system. The cost of finished parts is determined principally using the first-in first-out method, with certain immaterial amounts using the last-in first-out method. Cost of materials and supplies is stated at average cost.

(5) Investment Securities

In compliance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” Komatsu’s investments in debt and marketable equity securities are categorized as available-for-sale securities which are stated at fair value. Changes in fair values are included as a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated financial statements.

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

(6) Property, Plant and Equipment, and Related Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets. The average depreciation periods are 26 years for buildings and 7 years for machinery and equipment. Effective rates of depreciation for buildings, machinery and equipment for the years ended March 31, 2007, 2006 and 2005, were as follows:

	2007	2006	2005
Buildings	8%	8%	8%
Machinery and equipment	27%	26%	25%

Certain leased machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, “Accounting for Leases.” The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Aggregate cost	¥81,618	¥72,700	$691,678
Accumulated depreciation	26,145	26,864	221,568

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the costs of those properties and the related accumulated depreciation are relieved from the consolidated balance sheets and the differences between the costs of those properties and the related accumulated depreciation are recognized in other operating income (expenses) of the consolidated statements of income.

(7) Goodwill and Other Intangible Assets

Komatsu applies the provisions of SFAS No.141 “Business Combinations” and SFAS No.142 “Goodwill and Other Intangible Assets.” SFAS No. 141 requires the use of the purchase method of accounting for business combinations and establishes a basis for the determination of intangible assets acquired in a purchase business combination. SFAS No. 142 precludes the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows expected to be generated by the assets. The amount of the impairment loss to be recorded is determined by the difference between the fair value of the asset using a discounted cash flow valuation model and carrying value. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment annually based on its fair value until its life is determined to no longer be indefinite.

(8) Revenue Recognition

Komatsu recognizes revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered for customers or dealers, (3) sales price is fixed or determinable, and (4) collectibility is reasonably assured.

        Revenue from sales of products including construction and mining equipment, industrial machinery, and vehicles is recognized when title and risk of ownership is transferred to independently owned and operated customers or dealers, which occurs upon the attainment of customer acceptance or when installation is completed. The conditions of acceptance are governed by the terms of the contract or arrangement. For arrangements with multiple elements, which may include any combination of products, installation and maintenance, Komatsu allocates revenue to each element based on its relative fair value if such elements meet the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” When Komatsu enters into a separate contract to render transportation or technical advice, principally related to a sale of large-sized industrial machinery such as large presses, these service revenues are accounted for separately from the product sale and recognized at the completion of the service delivery specified in the contract.

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

Komatsu uses a specific identification method to release the residual tax effects associated with components of accumulated other comprehensive income (loss) resulting from a change in tax law or rate.

(10) Product Warranties

Komatsu establishes a liability for estimated product warranty cost after sales. Estimates for accrued product warranty cost are primarily based on historical experience and are classified as other current liabilities.

(11) Pension and Retirement Benefits

The defined benefit plans are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of SFAS No. 87, 88, 106 and 132(R)” except for certain subsidiaries’ pension plans which in the aggregate are not significant. Certain domestic subsidiaries also have local severance payment plans under which accrued severance liabilities are stated on a vested benefit obligation basis, which is the amount required to be paid if all eligible employees voluntarily terminated their employment as of the balance-sheet date.

Amortization of actuarial net gain or loss is included as a component of the Company’s net periodic pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets.

In such case, the amount of amortization recognized is the resulting excess divided by average remaining service period of active employees expected to receive benefits under the plan. The expected return on plan assets is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed income investments currently available and expected to be available during the period to maturity of the pension benefits.

(12) Stock-Based Compensation

Effective April 1, 2006, Komatsu adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”) for the year ended March 31, 2007 using the modified prospective method. In accordance with SFAS No. 123R, Komatsu recognizes compensation expense using the fair value method. Compensation expense is measured at grant-date fair value of the stock option and charged to expense over the vesting period.

For the years ended March 31, 2006 and 2005, Komatsu had applied the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”. No compensation expense was recognized as the exercise price was at least equal to the market price on the date of grant.

The following table summarizes pro forma net income of Komatsu if compensation expense for stock options granted under the plan had been determined in accordance with the fair value based method prescribed by SFAS No. 123R for the years ended March 31, 2006 and 2005:

		Millions of yen
		2006	2005
Net income, as reported		¥114,290	¥59,010
Compensation expense		699	256
Pro forma net income		113,591	58,754

		Yen
Net income per share, basic and diluted:		2006	2005
Basic earnings per share	As reported	¥115.13	¥59.51
	Pro forma	114.42	59.25
Diluted earnings per share	As reported	114.93	59.47
	Pro forma	114.23	59.21

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

(15) Derivative Financial Instruments

Komatsu uses various derivative financial instruments to manage its interest rate and foreign exchange exposure.

Komatsu accounts for its investment in derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. SFAS No. 133 as amended requires that all derivatives, including derivatives embedded in other financial instruments, be measured at fair value and recognized as either assets or liabilities on the consolidated balance sheet. Changes in the fair values of derivative instruments not designated or not qualifying as hedges under SFAS No. 133 and any ineffective portion of qualified hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in accumulated other comprehensive income (loss), and recognized in earnings when the hedged item is recognized in earnings.

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

(17) Use of Estimates

Komatsu’s management has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses presented in these financial statements prepared in conformity with U.S. generally accepted accounting principles. Actual results could differ from the estimates and assumptions.

Komatsu has identified six areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables, impairment loss on long-lived assets and goodwill, pension liabilities and expenses, fair value of financial instruments, realization of deferred tax assets and securitization of trade notes and account receivable.

(18) New Accounting Standards

In February 2006, the FASB issued SFAS No.155, “Accounting for Certain Hybrid Financial Instruments – an amendment of SFAS No.133 and 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No.155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative. SFAS No.155 is effective for the fiscal periods beginning after September 15, 2006 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2007. Komatsu is currently evaluating the effect that the adoption of SFAS No.155 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

In March 2006, the FASB issued SFAS No.156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No.140.” SFAS No.156 amends SFAS No.140 to clarify the accounting for servicing assets and servicing liabilities. Among other provisions, the new accounting standard requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS No.156 is effective for the fiscal periods beginning after September 15, 2006 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2007. Komatsu is currently evaluating the effect that the adoption of SFAS No.156 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

In June 2006, the FASB issued Interpretation No.48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No.109, Accounting for Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No.109. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the fiscal periods beginning after December 15, 2006 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2007. Komatsu is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements.” SFAS No.157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No.157 is effective for the fiscal periods beginning after November 15, 2007 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2008. Komatsu is currently evaluating the effect that the adoption of SFAS No.157 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities –Including an amendment of SFAS No.115.” SFAS No.159 permits entities to choose to measure certain financial assets and liabilities at fair value. The unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings. SFAS No.159 is effective for the fiscal periods beginning after November 15, 2007 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2008. Komatsu is currently evaluating the effect that the adoption of SFAS No.159 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

(19) Reclassification

For the year ended March 31, 2007, Komatsu changed its form of consolidated statements of income from single- to multiple-step.

The consolidated statement of income for the years ended March 31, 2006 and 2005 have been reclassified to conform to the presentation for the year ended March 31, 2007.

This reclassification had no effect on the consolidated balance sheets or statements of cash flows.

(20) Discontinued Operation

Throughout the notes to consolidated financial statements, the amounts of discontinued operations related to consolidated statements of income have been excluded from past years, unless indicated otherwise.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the years ended March 31, 2007, 2006 and 2005, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Additional cash flow information:
Interest paid	¥15,513	¥12,963	¥10,687	$131,466
Income taxes paid	75,058	26,929	16,642	636,085
Noncash investing and financing activities:
Capital lease obligations incurred	¥23,584	¥23,713	¥16,146	$199,864

3. Acquisition and Divestiture

In July, 2005, the Company’s wholly-owned subsidiary, Komatsu America Corp.(KAC), completed the sale of 75% of its ownership interest in Advanced Silicon Materials LLC (ASiMI) to Solar Grade Silicon Holdings Inc., a U.S. subsidiary of Renewable Energy Corporation AS, a Norwegian company and retained a 25% ownership interest. Simultaneously with the sale, the ownership interests in ASiMI were classified into Class A Units and Class B Units with the Class A Units having sole voting rights. Also simultaneously with the sale, Komatsu Electronic Metals Co., Ltd. entered into a long term materials supply agreement with ASiMI. KAC’s retained 25% ownership interest in ASiMI in the form of Class B Units which do not have voting rights but whose consent is required for certain matters, including a liquidation of ASiMI and certain actions relating to the long term materials supply agreement. Ownership of the Class B Units does not entitle KAC to share prospectively in the underlying profits and losses of ASiMI.

As a result of such sale, Komatsu recognized a gain of ¥18,340 million which is included in other operating income (expenses) in the accompanying consolidated statement of income for the year ended March 31, 2006. The results of operations of ASiMI were included in Electronics segment through the date of sale. The value ascribed to the retained 25% non-voting interest held is not material to the accompanying consolidated financial statements and is being accounted for on the cost basis.

        Komatsu has evaluated the terms and conditions of its remaining 25% ownership interest and ongoing supply agreement in conjunction with the provisions of EITF Issue No. 03-13, “Applying the Conditions in Paragraph 42 of SFAS No. 144 in Determining Whether to Report Discontinued Operations” and has concluded such interests represent significant continuing involvement in the business of ASiMI as contemplated by EITF Issue No. 03-13 and, accordingly, has not presented the financial position and results of operations of ASiMI as a discontinued operation in the accompanying consolidated financial statements.

4. Discontinued Operations

On October 18, 2006, the Company sold 51.0% of the shares of Komatsu Electronic Metals Co., Ltd. (“KEM”, currently SUMCO TECHXIV CORPORATION) allocated to a reporting unit in the electronics segment to SUMCO CORPORATION. Prior to this disposition, the Company held a 61.9% equity interest. Accordingly, KEM and its subsidiaries are no longer consolidated in Komatsu’s results. On January 30, 2007, the Company signed a definitive agreement to sell the outdoor power equipment (OPE) business of Komatsu Zenoah Co. allocated to a reporting unit in the industrial machinery, vehicles and others segment to a Japanese subsidiary of Husqvarna AB of Sweden. Accordingly, the OPE business of Komatsu Zenoah Co. and its subsidiaries engaging in the OPE business are no longer consolidated in Komatsu’s results. The concerned sale was completed on April 2, 2007. In accordance with SFAS No. 144, the gain on sale of KEM’s shares and operating results, less applicable income taxes, minority interests and equity earnings of affiliated companies, related to KEM and its subsidiaries as well as the operating results, less applicable income taxes of the OPE business of Komatsu Zenoah Co. and its OPE business subsidiaries, are presented as one line, “income from discontinued operations less applicable income taxes, minority interests and equity in earnings of affiliated companies” in the consolidated statements of income. Assets and liabilities related to the OPE business of Komatsu Zenoah Co. and its OPE business subsidiaries are classified as held for sale on the consolidated balance sheet as of March 31, 2007. The cash flows attributable to the discontinued operations are not presented separately from the cash flows attributable to activities of the continuing operations in the consolidated statements of cash flows.

Selected financial information in connection with the discontinued operations for the years ended March 31, 2007, 2006 and 2005 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Net sales	¥63,416	¥89,829	¥78,717	$537,424

Income before income taxes, minority interests and equity in earnings of affiliated companies (including gain on sale of KEM’s shares of ¥18,769 million in 2007)	29,544	13,294	6,834	250,373

Income taxes	14,566	3,051	1,759	123,441
Minority interests in income of consolidated subsidiaries	(3,613)	(5,132)	(1,985)	(30,619)
Equity in earnings of affiliated companies	9	38	52	77

Income from discontinued operations less applicable income taxes, minority interests and equity in earnings of affiliated companies	¥11,374	¥5,149	¥3,142	$96,390

Assets held for sale and liabilities held for sale at March 31, 2007 are summarized as follows:

	Millions of yen	Thousands of U.S. dollars
Assets held for sale	2007	2007
Trade notes and accounts receivable	¥9,088	$77,017
Inventories	3,567	30,229
Property, plant and equipment	1,874	15,881
Other assets	1,792	15,187

Total	¥16,321	$138,314

	Millions of yen	Thousands of U.S. dollars
Liabilities held for sale	2007	2007
Short-term debt	¥1,294	$10,966
Trade notes and accounts payable	4,242	35,949
Other Liabilities	2,383	20,195

Total	¥7,919	$67,110

5. Trade Notes and Accounts Receivable

Receivables at March 31, 2007 and 2006 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Trade notes	¥136,837	¥98,085	$1,159,636
Accounts receivable	353,034	311,699	2,991,813

Total	489,871	409,784	4,151,449

Less: allowance	(11,808)	(11,786)	(100,068)

Trade receivables-current	¥478,063	¥397,998	$4,051,381

Long-term trade receivables	¥73,669	¥72,844	$624,314

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

At March 31, 2007 and 2006, lease receivables comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Minimum lease payments receivable	¥22,935	¥20,298	$194,365
Unearned income	(2,212)	(1,842)	(18,746)

Net lease receivables	¥20,723	¥18,456	$175,619

Cash flows received from the sale of trade notes and accounts receivable for the years ended March 31, 2007, 2006 and 2005 were ¥355,627 million ($3,013,788 thousand), ¥382,669 million and ¥339,469 million.

The Company and certain consolidated subsidiaries retain responsibility to service sold trade notes and accounts receivable that are sold pursuant to a securitization transaction, however contractual servicing fees are not received from the third parties separately. The investors and the trusts that hold the receivables have no or limited recourse rights to the Company and its consolidated subsidiaries’ assets in case of debtors’ default. Appropriate reserves have been established for potential losses relating to the limited recourse of the sold receivables. Also the Company and its consolidated subsidiaries, except for a certain U.S. subsidiary, as transferor do not retain any interest in the receivables sold.

The components of securitized trade receivables and other assets managed together at March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Total amount of trade receivables that are managed and securitized	¥748,478	¥654,638	$6,343,034
Assets transferred	(184,938)	(172,010)	(1,567,271)

Total amount of trade receivable on balance sheet	¥563,540	¥482,628	$4,775,763

A certain U.S. subsidiary’s retained interests, which are included in the recourse provisions, are subordinate to investor’s interests. Their values are estimated based on the present value of future expected cash flows, using certain key assumptions such as a weighted average life, prepayment speed over the life and expected credit losses over the life. Key assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the year ended March 31, 2007 and 2006 were as follows:

	2007	2006
Weighted-average life	30 months	31 months
Prepayment speed over the life	0.7%	0.6%
Expected credit losses over the life	1.0%	1.6%

The carrying amount of retained interest was ¥202 million ($1,712 thousand) liability and ¥817 million liability as of March 31, 2007 and 2006, respectively. The impacts of 10% and 20% changes to the key assumptions on the fair value of retained interest as of March 31, 2007 are immaterial.

6. Inventories

At March 31, 2007 and 2006, inventories comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Finished products, including finished parts held for sale	¥294,154	¥243,164	$2,492,830
Work in process	85,687	78,869	726,161
Materials and supplies	58,053	48,041	491,975

Total	¥437,894	¥370,074	$3,710,966

7. Investment Securities

Investment securities at March 31, 2007 and 2006, primarily consisted of securities available for sale. Komatsu does not have intentions to sell these securities within a year as of the balance sheet date.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at March 31, 2007 and 2006, are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2007
Investment securities available for sale:
Marketable equity securities	¥24,589	¥68,167	¥57	¥92,699
Other investment securities at cost	15,474	—	—	15,474
Current portion of other investment securities at cost	417	—	—	417

	¥40,480	¥68,167	¥57	¥108,590

At March 31, 2006
Investment securities available for sale:
Marketable equity securities	¥18,341	¥63,514	¥111	¥81,744
Other investment securities at cost	13,000	—	—	13,000
Current portion of other investment securities at cost	415	—	—	415

	¥31,756	¥63,514	¥111	¥95,159

	Thousands of U.S. dollars
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2007
Investment securities available for sale:
Marketable equity securities	$208,381	$577,686	$483	$785,584
Other investment securities at cost	131,136	—	—	131,136
Current portion of other investment securities at cost	3,534	—	—	3,534

	$343,051	$577,686	$483	$920,254

Other investment securities primarily include non-marketable equity securities.

Unrealized holding gains and losses deemed to be temporary are included as a component of accumulated other comprehensive income (loss) until realized.

Proceeds from the sales of investment securities available for sale were ¥1,844 million ($15,627 thousand), ¥4,112 million and ¥2,593 million for the years ended March 31, 2007, 2006 and 2005, respectively.

Net realized gains on sale of investment securities available for sale during the years ended March 31, 2007, 2006 and 2005, amounted to gains of ¥344 million ($2,915 thousand), gains of ¥18 million and losses of ¥126 million, respectively. Such gains and losses were included in “other income (expenses)” in the accompanying consolidated statements of income. The cost of the marketable securities and investment securities sold was computed based on the average-cost method.

8. Investments in and Advances to Affiliated Companies

At March 31, 2007 and 2006, investments in and advances to affiliated companies comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Investments in capital stock	¥32,647	¥16,559	$276,669
Advances	4,041	5,167	34,246

Total	¥36,688	¥21,726	$310,915

The investments in and advances to affiliated companies relate to 20% to 50% owned companies whereby Komatsu has the ability to exercise significant influence over the operational and financial policies.

Dividends received from affiliated companies were ¥679 million ($5,754 thousand), ¥130 million and ¥80 million during the years ended March 31, 2007, 2006 and 2005, respectively.

Trade notes and accounts receivable from affiliated companies at March 31, 2007 and 2006, were ¥30,919 million ($ 262,025 thousand) and ¥27,763 million, respectively.

Short-term loans receivable from affiliated companies at March 31, 2007 and 2006, were ¥2,764 million ($23,424 thousand) and ¥2,064 million, respectively.

Trade notes and accounts payable to affiliated companies at March 31, 2007 and 2006, were ¥9,164 million ($77,661 thousand) and ¥7,560 million, respectively.

Net sales for the years ended March 31, 2007, 2006 and 2005, included net sales to affiliated companies in the amounts of ¥54,731 million ($463,822 thousand), ¥56,916 million and ¥54,446 million, respectively.

Intercompany profits (losses) have been eliminated in the consolidated financial statements.

As of March 31, 2007, consolidated unappropriated retained earnings included Komatsu’s share of undistributed earnings of 50% or less owned companies accounted for by the equity method in the amount of ¥6,068 million ($51,424 thousand).

The carrying value of the investments in affiliated companies exceeded Komatsu’s equity in the underling net assets of such associated companies by ¥5,487 million at March 31, 2007. The excess is attributed primarily to the goodwill at the time of the initial investments in those companies.

Investments in affiliated companies include certain equity securities which have been quoted on an established market. The carrying amount and the quoted market value of the equity securities at March 31, 2007 were ¥13,288 and ¥20,294 million, respectively.

Summarized financial information for affiliated companies at March 31, 2007 and 2006, and for the years ended March 31, 2007, 2006 and 2005, is as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Current assets	¥163,411	¥98,735	$1,384,839
Net property, plant and equipment—less accumulated depreciation	64,245	35,992	544,449
Investments and other assets	18,785	7,272	159,195

Total assets	¥246,441	¥141,999	$2,088,483

Current liabilities	¥139,661	¥77,376	$1,183,568
Noncurrent liabilities	33,515	23,625	284,025
Shareholders’ equity	73,265	40,998	620,890

Total liabilities and shareholders’ equity	¥246,441	¥141,999	$2,088,483

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Net sales	¥197,434	¥176,250	¥175,593	$1,673,169

Net income	¥6,486	¥4,700	¥2,511	$54,966

9. Property, Plant and Equipment

The major classes of property, plant and equipment at March 31, 2007 and 2006, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Land	¥78,437	¥83,119	$664,720
Buildings	278,214	278,696	2,357,746
Machinery and equipment	561,416	611,725	4,757,763
Construction in progress	8,250	14,737	69,915

Total	926,317	988,277	7,850,144
Less: accumulated depreciation	(537,924)	(587,610)	(4,558,678)

Net property, plant and equipment	¥388,393	¥400,667	$3,291,466

10. Pledged Assets

At March 31, 2007, assets pledged as collateral for long-term debt and guarantees for debt are as follows:

	Millions of yen	Thousands of U.S. dollars
Cash and cash equivalents	¥881	$7,466
Property, plant and equipment—less accumulated depreciation	500	4,237

Total	¥1,381	$11,703

The above assets were pledged against the following liabilities:

	Millions of yen	Thousands of U.S. dollars
Appearing in the consolidated balance sheets as:
Long-term debt	¥500	$4,237
Guarantees for debt	881	7,466

Total	¥1,381	$11,703

11. Goodwill and Other Intangible Assets

The information for intangible assets other than goodwill at March 31, 2007 and 2006 are as follows:

	Millions of yen
	2007			2006
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	¥23,541	¥(11,553)	¥11,988	¥26,941	¥(16,751)	¥10,190
Other	11,776	(3,714)	8,062	10,476	(2,692)	7,784

Total	35,317	(15,267)	20,050	37,417	(19,443)	17,974
Other intangible assets not subject to amortization			5,193			7,444

Total other intangible assets			¥25,243			¥25,418

	Thousands of U.S. dollars
	2007
	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	$199,500	$(97,907)	$101,593
Other	99,797	(31,475)	68,322

Total	299,297	(129,382)	169,915
Other intangible assets not subject to amortization			44,009

Total other intangible assets			$213,924

The aggregate amortization expense of other intangible assets subject to amortization for the year ended March 31, 2007, 2006 and 2005 were ¥5,656 million ($47,932 thousand), ¥5,665 million and ¥6,440 million, respectively. (In accordance with SFAS No. 144, the amortization expense in connection with the discontinued operations is not included in the aggregate amortization expense for the year ended March 31, 2007, 2006 and 2005.) The future estimated amortization expenses for each of five years relating to amounts currently recorded in the consolidated balance sheet are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥4,517	$38,280
2009	4,186	35,475
2010	3,567	30,229
2011	2,503	21,212
2012	1,513	12,822

The changes in carrying amounts of goodwill for the year ended March 31, 2007 and 2006 were as follow:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Balance at beginning of the year	¥22,000	¥21,277	$186,441
Goodwill acquired during the year	124	3,904	1,051
Impairment loss	—	(3,581)	—
Recognition of deferred income taxes	(1,387)	—	(11,754)
Foreign exchange impact	57	400	482
Other	(200)	—	(1,695)

Balance at end of the year	¥20,594	¥22,000	$174,525

At March 31, 2007, the amounts of goodwill allocated to the construction and mining equipment segment and the industrial machinery, vehicles and others segment were ¥20,569 million ($174,314 thousand) and ¥25 million ($211 thousand), respectively.

For the fiscal year ended March 31, 2007, Komatsu recognized ¥1,387 million ($11,754 thousand) of deferred income taxes relating to preexisting net operating tax losses and temporary differences deductible in the future. In connection therewith, Komatsu reduced the related goodwill by the same amount.

For the fiscal year ended March 31, 2006, Komatsu recognized an impairment loss of ¥3,041 million, on goodwill allocated to a reporting unit in the construction and mining equipment segment due to unfavorable business circumstance where the net assets of the reporting unit was located. In addition, an impairment loss of ¥540 million was recognized in the electronics segment. The impairment losses were recognized based on the difference by which the net book value of the reporting unit to which the goodwill was assigned exceeded the estimated fair value of the same reporting unit as determined based on estimated future discounted cash flows.

Goodwill acquired during the fiscal year ended March 31, 2006 principally resulted from the acquisition of additional shares of PT Komatsu Indonesia Tbk, and was allocated to the construction and mining equipment segment and the industrial machinery, vehicles and others segment.

12. Short-Term and Long-Term Debt

Short-term debt primarily consists of short-term bank loans. The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 2007 and 2006, were 5.0% and 3.8%, respectively. The Company and certain consolidated subsidiaries have entered into contracts for committed credit lines totaling ¥43,192 million ($366,034 thousand) and have unused committed lines of credit amounting to ¥36,438 million ($308,797 thousand) with certain financial institutions at March 31, 2007, which are available for full and immediate borrowings. The Company is party to a committed ¥80,000 million ($677,966 thousand) commercial paper program of which the entire amount was unused as of March 31, 2007. Financing under this program is available upon the satisfaction of certain customary procedural requirements. Long-term debt at March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Long-term debt with collateral (Note 10):
Banks, insurance companies and other financial institutions, maturing serially through 2007–2012, weighted-average rate 9.7%	¥339	¥417	$2,873
Long-term debt without collateral:
Banks, insurance companies and other financial institutions, maturing serially through 2007–2017, weighted-average rate 2.2%	86,914	137,226	736,559
Euro Medium-Term Notes maturing serially through 2007–2012, weighted-average rate 5.1%	64,486	57,071	546,492
1.07% Unsecured Bonds due 2007	20,000	20,000	169,492
1.45% Unsecured Bonds due 2009	10,000	10,000	84,746
Capital lease obligations (Note 17)	55,882	47,692	473,576
Other	9,205	7,377	78,008

Total	246,826	279,783	2,091,746
Less: current maturities	(72,486)	(84,580)	(614,288)

Long-term debt	¥174,340	¥195,203	$1,477,458

In 1996, the Company, Komatsu Finance America Inc. and Komatsu Finance (Netherlands) B.V. registered the US$1.0 billion Euro Medium-Term Note Program (“the Program”) on the London Stock Exchange. On April 1, 1999, the registered amount of the Program was increased to US$1.2 billion. On October 14, 2003, Komatsu Europe Coordination Center N.V. was added as an issuer under the Program. At March 31, 2007, the issuers under the Program were the Company, Komatsu Finance America Inc. and Komatsu Europe Coordination Center N.V. Under the Program, each of the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuers and dealers. Komatsu Finance America Inc. issued ¥26,500 million ($224,576 thousand) during fiscal year ended March 31, 2007, and ¥12,000 million during fiscal year ended March 31, 2006 of Euro Medium-Term Notes with various interest rates and maturity dates. Komatsu Europe Coordination Center N.V. issued ¥13,500 million ($114,407 thousand) during fiscal year ended March 31, 2007, and ¥6,500 million during fiscal year ended March 31, 2006 of Euro Medium-Term Notes with various interest rates and maturity dates.

The Company has established a program to issue up to ¥100,000 million ($847,458 thousand) of variable term bonds. As is customary in Japan, substantially all bank loans are made under agreements which provide that the banks may require, under certain conditions, the borrower to provide collateral, additional collateral or guarantors for its loans.

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

Annual maturities of long-term debt subsequent to March 31, 2007, excluding market value adjustments for balances subject to qualifying fair value hedges of ¥1,581 million ($13,398 thousand) are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥73,528	$623,119
2009	83,191	705,008
2010	50,594	428,763
2011	17,450	147,881
2012	21,018	178,119
2013 and thereafter	2,626	22,254

Total	¥248,407	$2,105,144

13. Liability for Pension and Other Retirement Benefits

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

At March 31, 2007, Komatsu adopted the recognition and disclosure provisions of SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of SFAS No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). SFAS No. 158 required Komatsu to recognize the funded status (i.e. the difference between the projected benefit obligations and the fair value of plan assets) of their pension plans in the March 31, 2007 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax.

The adjustment to accumulated other comprehensive income (loss) at adoption represents the unrecognized actuarial net gain or loss and unrecognized prior service cost, both of which were previously netted against the plans’ funded status in the consolidated balance sheet pursuant to the provisions of SFAS No. 87. These amounts will be subsequently recognized as net periodic benefit cost pursuant to Komatsu’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS No. 158.

SFAS No. 158 also requires that the benefit obligations and the fair value of plan assets be measured as of the balance sheet date. Komatsu will adopt the provisions of measurement date in the year ending March 31, 2008. The change in the measurement date of defined benefit pension and other postretirement benefit plans is not expected to have a material impact on Komatsu’s consolidated results of operations and financial condition as Komatsu already uses a measurement date of March 31 for substantially all of its plans.

The incremental effects of adopting the provisions of SFAS No. 158 on the accompanying consolidated balance sheet at March 31, 2007 are presented in the following table.

	Millions of yen			Thousands of U.S. dollars
	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Deferred income taxes and other assets	¥37,125	¥67	¥37,192	$314,618	$568	$315,186
Deferred income taxes and other current liabilities	181,577	952	182,529	1,538,788	8,068	1,546,856
Liability for pension and retirement benefits	28,795	8,988	37,783	244,026	76,169	320,195
Minority interests	19,758	16	19,774	167,440	136	167,576
Accumulated other comprehensive income (loss)	(5,443)	(9,857)	(15,300)	(46,127)	(83,534)	(129,661)

The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the defined benefit plans are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Change in benefit obligation:
Benefit obligation, beginning of year	¥150,897	¥146,617	$1,278,788
Service cost	7,081	7,454	60,008
Interest cost	3,770	3,565	31,949
Actuarial loss (gain)	(1,661)	4,625	(14,076)
Plan amendment	434	—	3,678
Acquisition	—	66	—
Divestiture	(4,937)	(3,180)	(41,839)
Benefits paid	(10,102)	(9,975)	(85,610)
Foreign currency exchange rate change	1,277	1,725	10,822

Benefit obligation, end of year	¥146,759	¥150,897	$1,243,720

Change in plan assets:
Fair value of plan assets, beginning of year	¥115,630	¥97,959	$979,915
Actual return on plan assets	5,249	16,294	44,483
Employer contribution	5,039	8,007	42,703
Divestiture	—	(1,583)	—
Benefits paid	(6,449)	(6,343)	(54,653)
Foreign currency exchange rate change	724	1,296	6,137

Fair value of plan assets, end of year	¥120,193	¥115,630	$1,018,585

Funded status, end of year	¥(26,566)	¥(35,267)	$(225,135)

Prepaid benefit cost	¥624	—	$5,288
Other current liability	(196)	—	(1,661)
Accrued benefit liability	(26,994)	—	(228,762)

	¥(26,566)	—	$(225,135)

Amounts recognized in accumulated other comprehensive income (loss) at March 31, 2007:
Actuarial loss	¥12,080	—	$102,373
Prior service cost	7,851	—	66,534

	¥19,931	—	$168,907

Funded status of the plans at March 31, 2006:
Funded status	—	¥(35,267)	—
Unrecognized net loss	—	21,749	—
Unrecognized prior service cost	—	2,018	—

Net amounts recognized	—	¥(11,500)	—

Amounts recognized in the consolidated balance sheet at March 31, 2006 consists of:
Prepaid benefit cost	—	¥6,967	—
Accrued benefit liability	—	(37,452)	—
Intangible assets included in other assets	—	2,018	—
Amounts included in accumulated other comprehensive income (loss), gross of tax	—	16,967	—

Net amounts recognized	—	¥(11,500)	—

The accumulated benefit obligations for all defined benefit plans were ¥138,085 million ($1,170,212 thousand) and ¥142,338 million, respectively, at March 31,2007 and 2006.

Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets is as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥118,701	¥136,491	$1,005,941
Plan assets	97,092	108,104	822,814

Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥133,583	¥150,506	$1,132,059
Plan assets	106,637	115,188	903,703

Components of net periodic pension cost

Net periodic cost of the companies’ defined benefit plans for the years ended March 31, 2007, 2006 and 2005, consisted of the following components:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Service cost–Benefits earned during the year	¥7,081	¥7,454	¥6,719	$60,008
Interest cost on projected benefit obligation	3,770	3,565	3,866	31,949
Expected return on plan assets	(3,339)	(2,947)	(2,619)	(28,296)
Net amortization	1,187	2,951	3,171	10,059

Net periodic cost	¥8,699	¥11,023	¥11,137	$73,720

The estimated actuarial loss and prior service cost for the defined benefit plans that will be amortized from accumulated other comprehensive income into net periodic cost over the next fiscal year are summarized as follows.

	Millions of yen	Thousands of U.S. dollars
Actuarial loss	¥1,577	$13,364
Prior service cost	630	5,339

Information with respect to the defined benefit plans is as follows:

Measurement date

The Company and certain subsidiaries use a measurement date of March 31 for substantially all of its defined benefit plans.

Assumptions

Weighted-average assumptions used to determine benefit obligations at March 31:

	Domestic plans		Foreign plans
	2007	2006	2007	2006
Discount rate	1.9%	2.0%	5.6%	5.3%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.7%	3.7%	—	—
Assumed rate of increase in future compensation levels	2.3%	2.4%	4.1%	4.3%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	Domestic plans			Foreign plans
	2007	2006	2005	2007	2006	2005
Discount rate	2.0%	2.0%	2.2%	5.3%	5.9%	6.2%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.7%	3.9%	3.9%	—	—	—
Assumed rate of increase in future compensation levels	2.4%	2.4%	2.3%	4.3%	4.4%	4.1%
Expected long-term rate of return on plan assets	2.0%	1.9%	1.9%	7.6%	7.7%	8.4%

The Company and a certain domestic subsidiary adopt defined benefit cash balance pension plans. These companies adopt the assumed rate of increase in future compensation levels under the point-based benefit system.

The Company and certain subsidiaries determine the expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and actual historical returns of each plan asset category.

Plan assets

The benefit plan weighted-average asset allocations at March 31, 2007 and 2006 were as follows:

	2007	2006
Equity securities	46.3%	45.9%
Debt securities	36.3%	33.7%
Life insurance company general accounts	15.4%	18.2%
Others	2.0%	2.2%

Total	100.0%	100.0%

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

Equity securities include common stock of the Company in the amount of ¥13 million (0.02% of the Company’s total plan assets) at March 31, 2007. Equity securities include common stock of the Company and certain of its domestic listed subsidiaries in the amount of ¥41 million (0.05% of the Company’s total plan assets) at March 31, 2006.

Cash flows

(1) Contributions

The Company and certain subsidiaries expect to contribute ¥4,347 million ($36,839 thousand) to their benefit plans in the year ending March 31, 2008.

(2) Estimated future benefit payments

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥12,787	$108,364
2009	12,535	106,229
2010	12,956	109,797
2011	12,088	102,441
2012	12,779	108,297
Through 2013-2017	¥42,966	$364,119

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

Accumulated postretirement benefit obligation and funded status of the U.S. subsidiaries’ plans at March 31,2007 and 2006:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Accumulated postretirement benefit obligation	¥11,614	¥12,224	$98,424

Funded status, end of year	¥(11,614)	¥(12,224)	$(98,424)

Current liability	¥(756)	—	$(6,407)
Accrued benefit liability	(10,858)	—	(92,017)

	¥(11,614)	—	$(98,424)

Amounts recognized in accumulated other comprehensive income (loss) at March 31, 2007:
Actuarial loss	¥1,733	—	$14,686
Prior service cost	3,534	—	29,949

	¥5,267	—	$44,635

Funded status of the postretirement benefit plan at March 31, 2006:
Funded status	—	¥(12,224)	—
Unrecognized net loss	—	4,561	—
Unrecognized prior service cost	—	1,976	—

Accrued benefit liability	—	¥(5,687)	—

Components of net periodic postretirement benefit cost

Net periodic postretirement benefit cost of the U.S. subsidiaries’ plans for the years ended March 31, 2007, 2006 and 2005, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Service cost	¥329	¥266	¥253	$2,788
Interest cost	608	625	663	5,153
Net amortization	419	369	353	3,551

Net periodic postretirement benefit cost	¥1,356	¥1,260	¥1,269	$11,492

The estimated actuarial loss and prior service cost for the postretirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic postretirement benefit cost over the next fiscal year are summarized as follows.

	Millions of yen	Thousands of U.S. dollars
Actuarial loss	¥226	$1,915
Prior service cost	148	1,254

Information with respect to the plans is as follows:

Measurement date

The U.S. subsidiaries use December 31 as a measurement date for their post retirement benefit plan.

Assumptions

Weighted-average assumptions used to determine accumulated postretirement benefit obligations at March 31:

	2007	2006
Discount rate	5.5%	5.3%

Weighted average assumptions used to determine net periodic postretirement benefit cost for the years ended March 31:

	2007	2006	2005
Discount rate	5.3%	5.8%	6.3%

At March 31, 2007 and 2006, the impact of a one percentage point change in the assumed health care cost trend rates was not material to Komatsu’s consolidated financial position or results of operations.

Cash flows

(1) Contributions

The U.S. subsidiaries expect to contribute ¥749 million ($6,347 thousand) to their post retirement benefit plan participant in the year ending March 31, 2008.

(2) Estimated future benefit payments

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥749	$6,347
2009	760	6,441
2010	781	6,619
2011	796	6,746
2012	811	6,873
2013-2017	¥4,322	$36,627

In addition to the aforementioned plans, certain other subsidiaries provide retirement benefits to certain employees. These retirement benefit plans are generally not funded. At March 31, 2007, 2006 and 2005, these subsidiaries have fully provided for the benefits. Such amounts are not material to Komatsu’s consolidated financial position or results of operations for any of the periods presented. Directors of the Company and domestic subsidiaries are primarily covered by unfunded retirement allowance plans. At March 31, 2007, 2006 and 2005, the amounts required if all directors covered by the plans had terminated their service have been fully accrued. Such amounts are not material to Komatsu’s consolidated financial position or results of operations for any of the periods presented.

Certain foreign subsidiaries maintain various defined contribution plans covering certain employees. The amount of cost recognized for all periods presented is not material to Komatsu’s consolidated financial position or results of operations.

14. Shareholders’ Equity

(1) Common Stock and Capital Surplus

The Commercial Code of Japan (“the Code”) permitted, upon approval of the Board of Directors, transfer of amounts from capital surplus to common stock. Prior to October 2001, the Company from time to time made free share distributions that were accounted for by a transfer from capital surplus to common stock of the aggregate par value of shares issued. Effective on October 2001, the Code requires no accounting recognition for such free share distribution. Publicly owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing appropriate capital accounts by an amount equal to the fair value of the shares issued.

If such United States practice had been applied to the cumulative free distributions made by the Company, capital surplus at March 31, 2007, would have been increased by ¥103,189 million ($874,483 thousand) with a corresponding decrease in unappropriated retained earnings. At March 31, 2007 and 2006, affiliated companies owned 1,010,200 and 1,134,000 shares which represent 0.10% and 0.11% of the Company’s common stock outstanding, respectively.

The Corporate Act, which has been in force since May 1, 2006 (the Act), requires a company to obtain the approval of shareholders for transferring an amount between common stock and capital surplus. Common stock and capital surplus also are available for being transferred to other capital surplus or being used to reduce a deficit mainly upon an approval of shareholders.

(2) Retained Earnings Appropriated for Legal Reserve

The Act provides that an amount equal to 10% of retained earnings distributed each fiscal period shall be appropriated as a capital surplus or a legal reserve until the total amount of capital surplus and legal reserve becomes equal to 25% of the amount of common stock.

Legal reserve is available for being transferred to other retained earnings or being used to reduce a deficit mainly upon an approval of shareholders.

(3) Retained Earnings and Dividends

The amount of retained earnings available for dividends under the Act is based on the amount recorded in the Company’s general books of account maintained in accordance with accounting principles generally accepted in Japan. In addition to the Act provision requiring an appropriation for capital surplus or legal reserve as discussed above, the Act imposes certain limitations on the amount of retained earnings available for dividends. Accordingly, total shareholders’ equity of ¥305,568 million ($2,589,559 thousand), included in the Company’s general books of account as of March 31, 2007 is available for dividends under the Act.

The Board of Directors recommended to and approved by the shareholders, at the general meeting held on June 22, 2007, payment of a cash dividend totaling ¥17,898 million ($151,678 thousand) to shareholders of record on March 31, 2007. In accordance with the Act, the approved dividend has not been reflected in the consolidated financial statements as of March 31, 2007. Dividends are reported in the consolidated statements of shareholders’ equity when approved and paid.

The Act provides that a company can make dividends of earnings anytime with resolution of the shareholders. It also provides that a company can declare an interim dividend once a fiscal year according to its charter of corporation.

(4) Stock Option Plan

On June 24, 2005, the Board of Directors authorized the acquisition of 1,700,000 shares of the Company’s common stock for the total consideration not exceeding ¥1,800 million by July 29, 2005. On June 25, 2004, the Board of Directors authorized the acquisition of 1,500,000 shares of the Company’s common stock for the total consideration not exceeding ¥1,200 million by July 30, 2004. The Company intends to transfer such treasury shares to directors and certain employees and certain directors of subsidiaries under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is set to equal an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant. Based on the resolutions of the shareholders’ meeting on June 23, 2006, June 24, 2005 and June 25, 2004 and the Board of Directors on July 11, 2006, the Company issued 833 rights, 1,610 rights and 1,430 rights of its share acquisition rights during the years ended March 31, 2007, 2006 and 2005, respectively. The options vest 100% on each of the grant dates and are exercisable from August 1, 2007, August 1, 2006 and August 1, 2005, respectively.

For periods prior to April 1, 2006, Komatsu accounted for stock options using the intrinsic value method prescribed by APB opinion No. 25. Effective April 1, 2006, Komatsu adopted SFAS No. 123R for the year ended March 31, 2007 using the modified prospective method. In accordance with SFAS No. 123R, Komatsu recognizes compensation expense of ¥663 million ($5,619 thousand). As a result, income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies, and net income are decreased by ¥663 million ($5,619 thousand) and ¥394 million ($3,339 thousand) respectively for the year ended March 31, 2007. The impact on the net income per share is immaterial.

For the years ended March 31, 2006 and 2005, no compensation expense was recognized using the intrinsic value method as the exercise price was at least equal to the market price on the date of grant.

The Company transfers treasury stock without issuance of new stock when the share acquisition rights are exercised.

The following table summarizes information about stock option activity for the years ended March 31, 2007, 2006 and 2005:

	2007			2006		2005
	Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
		Yen	U.S. dollars		Yen		Yen
Outstanding at beginning of year	3,665,000	¥848	$7.19	6,409,000	¥665	6,460,000	¥659
Granted	833,000	2,325	19.70	1,610,000	1,126	1,430,000	673
Exercised	(845,000)	855	7.25	(4,254,000)	678	(491,000)	542
Cancelled or Expired	(5,000)	2,325	19.70	(100,000)	820	(990,000)	700

Outstanding at end of year	3,648,000	1,182	10.02	3,665,000	848	6,409,000	665

Exercisable at end of year	2,820,000	846	7.17	2,055,000	630	4,979,000	662

The intrinsic values were ¥1,180 million ($10,000 thousand), ¥2,093 million and ¥83 million for the years ended March 31, 2007, 2006 and 2005, respectively.

The information for options outstanding and options exercisable at March 31, 2007 is as follows.

	Outstanding						Options Exercisable
	Number of shares	Weighted average exercise price		Intrinsic value		Weighted average remaining contractual life	Number of shares	Weighted average exercise price		Intrinsic value		Weighted average remaining contractual life
Exercise Prices		Yen	U.S. dollars	Millions of yen	Thousands of U.S. dollars	years		Yen	U.S. dollars	Millions of yen	Thousands of U.S. dollars	years
¥ 445 - 650	750,000	¥556	$4.71	¥1,443	$12,229	1.8	750,000	¥556	$4.71	¥1,443	$12,229	1.8
¥ 651 - 900	800,000	673	5.70	1,446	12,254	5.3	800,000	673	5.70	1,446	12,254	5.3
¥ 901 - 1,350	1,270,000	1,126	9.54	1,719	14,568	6.3	1,270,000	1,126	9.54	1,719	14,568	6.3
¥1,351 - 2,325	828,000	2,325	19.70	129	1,093	7.3	—	—	—	—	—	—

¥ 445 - 2,325	3,648,000	1,182	10.02	4,737	40,144	5.4	2,820,000	846	7.17	4,608	39,051	4.8

The fair value of each share option award is estimated on the date of grant using a discrete-time model (a binomial model) for the year ended March 31, 2007 and the Black-Sholes option pricing model for the years ended March 31, 2006 and 2005 based on the assumptions noted in the following table. Because a discrete-time model incorporates ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on implied volatilities from historical volatility of the Company’s shares.

The Company uses historical data to estimate share option exercise and employee departure behavior used in the discrete-time model. The expected term of share options granted is derived from the output of the option pricing model and represents the period of time that share options granted are expected to be outstanding. The risk-free rate for periods within the contractual term of the share option is based on the Japanese government bond yield curve in effect at the time of grant.

	2007	2006	2005
Grant-date fair value	¥801 ($6.79)	¥434	¥179
Expected term	6 years	—	—
Expected life	—	8 years	8 years
Risk-free rate	0.52%–2.00%*	1.12%	1.65%
Expected volatility	39.00%	40.00%	30.00%
Expected dividend yield	1.27%	1.24%	1.56%

*	Interest rate corresponding to discount periods is applied to risk-free rate, that is 0.52% in 1 year, 0.79% in 2 years, 1.03% in 3 years, 1.26% in 4 years, 1.44% in 5 years, 1.60% in 6 years, 1.72% in 7 years, 1.83% in 8 years, 1.94% in 9 years and 2.00% in 10 years.

At the shareholders’ meeting held on June 22, 2007, the resolution on the stock acquisition right to be issued as stock options was approved as follows:

The maximum number of stock acquisition rights to be issued shall be 562. The number of shares subject to be issued to one stock acquisition right shall be 1,000 shares, and the maximum number of ordinary shares of the Company shall be 562,000 shares.

15. Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative instruments, and is included in the consolidated statements of shareholders’ equity.

Accumulated other comprehensive income (loss) at March 31, 2007, 2006 and 2005, is as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Foreign currency translation adjustments:
Balance, beginning of year	¥(2,240)	¥(22,161)	¥(26,825)	$(18,983)
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	11,444	19,921	4,664	96,983

Balance, end of year	¥9,204	¥(2,240)	¥(22,161)	$78,000

Net unrealized holding gains on securities available for sale:
Balance, beginning of year	¥36,910	¥18,605	¥15,491	$312,796
Net increase	2,897	18,305	3,114	24,552

Balance, end of year	¥39,807	¥36,910	¥18,605	$337,348

Pension liability adjustments:
Balance, beginning of year	¥(11,299)	¥(17,340)	¥(11,861)	$(95,754)
Adjustment for the year	5,856	6,041	(5,479)	49,627
Adjustment to initially apply SFAS No. 158	5,443	—	—	46,127

Balance, end of year	¥—	¥(11,299)	¥(17,340)	$—

Pension liability adjustments—After application of SFAS No. 158:
Adjustment to initially apply SFAS No. 158	¥(15,300)	¥—	¥—	$(129,661)

Balance, end of year	¥(15,300)	¥—	¥—	$(129,661)

Net unrealized holding gains (losses) on derivative instruments:
Balance, beginning of year	¥(276)	¥(589)	¥(599)	$(2,339)
Net increase	66	313	10	559

Balance, end of year	¥(210)	¥(276)	¥(589)	$(1,780)

Total accumulated other comprehensive income (loss)
Balance, beginning of year	¥23,095	¥(21,485)	¥(23,794)	$195,720
Other comprehensive income for the year	20,263	44,580	2,309	171,721
Adjustment to initially apply SFAS No. 158	(9,857)	—	—	(83,534)

Balance, end of year	¥33,501	¥23,095	¥(21,485)	$283,907

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2007:
Foreign currency translation adjustments	¥11,444	¥—	¥11,444
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	5,014	(2,000)	3,014
Less: reclassification adjustment for (gains) or losses included in net income	(199)	82	(117)

Net unrealized gains (losses)	4,815	(1,918)	2,897
Pension liability adjustments	9,900	(4,044)	5,856
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(826)	337	(489)
Net (gains) or losses reclassified into earnings	937	(382)	555

Net unrealized gains (losses)	111	(45)	66

Other comprehensive income (loss)	¥26,270	¥(6,007)	¥20,263

2006:
Foreign currency translation adjustments	¥19,921	¥—	¥19,921
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	31,038	(12,660)	18,378
Less: reclassification adjustment for (gains) or losses included in net income	(233)	160	(73)

Net unrealized gains (losses)	30,805	(12,500)	18,305
Pension liability adjustments	11,531	(5,490)	6,041
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(1,951)	796	(1,155)
Net (gains) or losses reclassified into earnings	2,479	(1,011)	1,468

Net unrealized gains (losses)	528	(215)	313

Other comprehensive income (loss)	¥62,785	¥(18,205)	¥44,580

2005:
Foreign currency translation adjustments	¥4,664	¥—	¥4,664
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	5,635	(2,299)	3,336
Less: reclassification adjustment for (gains) or losses included in net income	(342)	120	(222)
Net unrealized gains (losses)	5,293	(2,179)	3,114
Pension liability adjustments	(9,139)	3,660	(5,479)
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(480)	196	(284)
Net (gains) or losses reclassified into earnings	497	(203)	294

Net unrealized gains (losses)	17	(7)	10

Other comprehensive income (loss)	¥835	¥1,474	¥2,309

	Thousands of U.S. dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2007:
Foreign currency translation adjustments	$96,983	$—	$96,983
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	42,492	(16,949)	25,543
Less: reclassification adjustment for (gains) or losses included in net income	(1,686)	695	(991)

Net unrealized gains (losses)	40,806	(16,254)	24,552
Pension liability adjustments	83,898	(34,271)	49,627
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(7,000)	2,856	(4,144)
Net (gains) or losses reclassified into earnings	7,940	(3,237)	4,703

Net unrealized gains (losses)	940	(381)	559

Other comprehensive income (loss)	$222,627	$(50,906)	$171,721

16. Income Taxes

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies and income taxes for the years ended March 31, 2007, 2006 and 2005, were as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies:
Domestic	¥111,220	¥56,082	¥46,340	$942,542
Foreign	125,271	99,697	45,529	1,061,619

	¥236,491	¥155,779	¥91,869	$2,004,161

Income taxes:
Current—
Domestic	¥44,295	¥29,740	¥7,343	$375,381
Foreign	31,807	16,011	8,713	269,551

	76,102	45,751	16,056	644,932

Deferred—
Domestic	681	2,287	15,109	5,771
Foreign	2,962	(4,068)	3,120	25,102

	3,643	(1,781)	18,229	30,873

Total	¥79,745	¥43,970	¥34,285	$675,805

Total income taxes recognized for the years ended March 31, 2007, 2006 and 2005 were applicable to the following:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Income from continuing operations	¥79,745	¥43,970	¥34,285	$675,805
Income from discontinued operations	14,566	3,051	1,759	123,441
Other comprehensive income (loss):
Net unrealized holding gains on securities available for sale	1,918	12,500	2,179	16,254
Pension liability adjustments	4,044	5,490	(3,660)	34,271
Net unrealized holding gains (losses) on derivative instruments	45	215	7	381
Amount credited directly to accumulated other comprehensive income (loss) upon adoption of SFAS No. 158	(5,560)	—	—	(47,119)

Total income taxes	¥94,758	¥65,226	¥34,570	$803,033

Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 2007 and 2006, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Deferred tax assets:
Allowances provided, not yet recognized for tax	¥4,044	¥5,139	$34,271
Accrued expenses	47,855	40,983	405,551
Property, plant and equipment	9,561	8,194	81,025
Inventories	9,388	10,752	79,559
Net operating loss carryforwards	20,926	31,310	177,339
Research and development expenses	386	4,903	3,271
Other	18,659	20,018	158,128

Total gross deferred tax assets	110,819	121,299	939,144

Less valuation allowance	(30,879)	(35,490)	(261,686)

Total deferred tax assets	¥79,940	¥85,809	$677,458

Deferred tax liabilities:
Unrealized holding gains on securities available for sale	¥27,944	¥26,034	$236,814
Deferral of profit from installment sales	315	398	2,669
Property, plant and equipment	11,645	12,262	98,686
Undistributed earnings of foreign subsidiaries and affiliated companies accounted for by the equity method	3,633	3,557	30,789

Total deferred tax liabilities	¥43,537	¥42,251	$368,958

Net deferred tax assets	¥36,403	¥43,558	$308,500

Net deferred tax assets and liabilities as of March 31, 2007 and 2006 are reflected on the consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Deferred income taxes and other current assets	¥49,717	¥48,750	$421,331
Deferred income taxes and other assets	20,335	30,298	172,331
Deferred income taxes and other current liabilities	(24)	(16)	(204)
Deferred income taxes and other liabilities	(33,625)	(35,474)	(284,958)

	¥36,403	¥43,558	$308,500

The valuation allowance was ¥50,273 million as of March 31, 2004. The net changes in the total valuation allowance for the years ended March 31, 2007, 2006 and 2005 were a decrease of ¥4,611 million ($39,076 thousand), a decrease of ¥21,118 million and an increase of ¥6,335 million, respectively.

Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets in the amount of ¥719 million ($6,093 thousand) as of March 31, 2007 will be allocated to goodwill and other intangible assets.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses available to be utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the companies will realize the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowances at March 31, 2007 and 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company and its domestic subsidiaries are subject to a National Corporate tax rate of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.8%. The inhabitant tax rate and Enterprise tax rate vary by local jurisdiction.

The differences between the combined statutory tax rates and the effective tax rates for the years ended March 31, 2007, 2006 and 2005, are summarized as follows:

	2007	2006	2005
Combined statutory tax rate	40.8%	40.8%	40.8%
Increase (decrease) in tax rates resulting from:
Increase in valuation allowance	0.7	5.5	7.4
Expenses not deductible for tax purposes	2.4	3.5	3.4
Realization of tax benefits on operating losses of subsidiaries	(2.2)	(14.0)	(5.6)
Income of foreign subsidiaries taxed at lower than Japanese normal rate	(6.2)	(5.5)	(7.1)
Tax credit for research and development expenses	(1.5)	(2.2)	—
Other, net	(0.3)	0.1	(1.6)

Effective tax rate	33.7%	28.2%	37.3%

Realization of tax benefits on operating losses of subsidiaries during the year ended March 31, 2006, which represented 14.0% of the difference between the statutory and effective tax rate, related to the tax benefits recognized by Komatsu America Corp. amounting to ¥18,357 million on net operating loss carry-forwards of its subsidiaries.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2007 and 2006, undistributed earnings of foreign subsidiaries aggregated ¥239,400 million ($2,028,814 thousand) and ¥171,391 million, respectively. At March 31, 2005, no deferred tax liabilities were recognized because the Company considered those earnings to be indefinitely reinvested. In the year ended March 31, 2006, the Company changed its policy to distribute a certain portion of undistributed earnings of a foreign subsidiary. As of March 31, 2007 and 2006, Komatsu recognized deferred tax liabilities of ¥913 million ($7,738 thousand) and ¥1,090 million, respectively, associated with those earnings. As of March 31, 2007 and 2006, Komatsu has not recognized deferred tax liabilities of ¥16,785 million ($142,246 thousand) and ¥11,551 million, respectively, for such portion of undistributed earnings of foreign subsidiaries that the Company intends to reinvest indefinitely. At March 31, 2007, the Company and certain subsidiaries had net operating loss carryforwards aggregating approximately ¥49,810 million ($422,119 thousand), which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
Within 5 years	¥6,155	$52,161
6 to 20 years	34,691	293,992
Indefinite periods	8,964	75,966

Total	¥49,810	$422,119

17. Rent Expenses

Komatsu leases office space and equipment and employee housing under cancelable and non-cancelable lease agreements. Rent expenses under cancelable and non-cancelable operating leases amounted to ¥6,740 million ($57,119 thousand), ¥6,370 million and ¥5,588 million, respectively, for the years ended March 31, 2007, 2006 and 2005. Lease contracts for equipment that qualify as capital leases in conformity with SFAS No. 13 have been capitalized. At March 31, 2007, the future minimum lease payments under non-cancelable operating leases and capital leases are as follows:

	Millions of yen			Thousands of U.S. dollars
Year ending March 31	Capital leases	Operating lease commitments	Total	Capital leases	Operating lease commitments	Total
2008	¥21,931	¥3,220	¥25,151	$185,856	$27,288	$213,144
2009	14,631	2,247	16,878	123,992	19,042	143,034
2010	12,326	1,603	13,929	104,457	13,585	118,042
2011	7,029	1,005	8,034	59,568	8,517	68,085
2012	2,745	701	3,446	23,262	5,941	29,203
Thereafter	2,494	2,853	5,347	21,136	24,178	45,314

Total minimum lease payments	¥61,156	¥11,629	¥72,785	$518,271	$98,551	$616,822

Less: amounts representing interest	(5,274)			(44,695)

Present value of net minimum capital lease payments	¥55,882			$473,576

18. Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Income from continuing operations	¥153,264	¥109,141	¥55,868	$1,298,847
Income from discontinued operations less applicable income taxes, minority interests and equity in earnings of affiliated companies	11,374	5,149	3,142	96,390

Net income	¥164,638	¥114,290	¥59,010	$1,395,237

	Number of shares
	2007	2006	2005
Weighted average common shares outstanding, less treasury stock	993,597,436	992,733,616	991,662,555
Dilutive effect of:
Stock options	1,788,951	1,697,534	660,966

Weighted average diluted common shares outstanding	995,386,387	994,431,150	992,323,521

	Yen			U.S. cents
	2007	2006	2005	2007
Income from continuing operations:
Basic	¥154.25	¥109.94	¥56.34	¢	130.72
Diluted	153.97	109.75	56.30		130.48
Income from discontinued operations:
Basic	¥11.45	¥5.19	¥3.17	¢	9.70
Diluted	11.43	5.18	3.17		9.69
Net income:
Basic	¥165.70	¥115.13	¥59.51	¢	140.42
Diluted	165.40	114.93	59.47		140.17

19. Commitments and Contingent Liabilities

At March 31, 2007, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥11,671 million ($98,907 thousand) (Note 5).

Komatsu provides guarantees to third parties of loans of the employees, affiliated companies and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies and other companies are made to enhance the credit of those companies.

For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 5 years in the case of loans relating to the affiliated companies and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default is ¥57,063 million ($483,585 thousand) at March 31, 2007. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at March 31, 2007 were insignificant. Certain of those guarantees were secured by collateral and insurance issued to the Company.

Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Commitments for capital investment outstanding at March 31, 2007, aggregated approximately ¥12,900 million ($ 109,322 thousand).

Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial position.

Komatsu has business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

Komatsu also issues contractual product warranties under which it generally guarantee the performance of products delivered and services rendered for a certain period or term. Change in accrued product warranty cost for the years ended March 31, 2007 and 2006 is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Balance at beginning of year	¥26,582	¥21,251	$225,271
Addition	39,756	22,051	336,915
Utilization	(37,862)	(17,575)	(320,864)
Other	523	855	4,432

Balance at end of year	¥28,999	¥26,582	$245,754

20. Derivative Financial Instruments

Risk Management Policy

Komatsu is exposed to market risk primarily from changes in foreign currency exchange and interest rates with respect to debt obligations, international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, Komatsu enters into various derivative transactions for hedging pursuant to its policies and procedures. Komatsu does not enter into derivative financial transactions for trading or speculative purposes.

Komatsu has entered into interest rate swap and cap agreements, partly concurrent with currency swap agreements for the purpose of managing the risk resulting from changes in cash flow or fair value that arise in their interest rate and foreign currency exposure with respect to certain short-term and long-term debts.

Komatsu operates internationally which expose Komatsu to the foreign exchange risk against existing assets and liabilities and transactions denominated in foreign currencies (principally the U.S. dollar and the Euro). In order to reduce these risks, Komatsu executes forward exchange contracts and option contracts based on its projected cash flow in foreign currencies.

Komatsu is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but Komatsu does not expect any counterparties to fail to meet their obligations because of the high credit rating of the counterparties.

Fair Value Hedges

Komatsu uses derivative financial instruments designated as fair value hedges to manage primarily interest rate and foreign exchange risks associated with debt obligations. Principally interest rate swaps and cross-currency swaps are used to hedge such risk for debt obligations. Changes in fair value of the hedged debt obligations and derivative instruments designated as fair value hedge are offset and recognized in other expense. For the years ended March 31, 2007, 2006 and 2005, hedge ineffectiveness resulting from fair value hedging activities was not material to Komatsu’s result of operations. During the same period, no fair value hedges were discontinued.

Cash Flow Hedges

Komatsu uses derivative financial instruments designated as cash flow hedges to manage Komatsu’s foreign exchange risks associated with forecasted transactions and Komatsu’s interest risks associated with debt obligations. For transactions denominated in foreign currencies, Komatsu typically hedges forecasted and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, Komatsu enters into interest rate swap contracts to manage the changes in cash flows. Komatsu records the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss). These amounts are reclassified into earnings through other income (expenses) when the hedged items impact earnings. Approximately ¥189 million ($1,602 thousand) of existing loss included in accumulated other comprehensive income (loss) at March 31, 2007 will be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the years ended March 31, 2007 as a result of anticipated transactions that are no longer probable of occurring.

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

Notional Principal Amounts of Derivative Financial Instruments

Notional principal amounts of derivative financial instruments outstanding at March 31, 2007 and 2006 are as follows.

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Forwards and options:
Sale of foreign currencies	¥82,015	¥69,675	$695,042
Purchase of foreign currencies	41,778	35,656	354,051
Option contracts (purchased)	2,532	2,128	21,458
Interest rate swap, cross-currency swap and interest rate cap agreements	253,372	212,882	2,147,220

21. The Fair Value of Financial Instruments

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

(3) Installment Receivables

The fair values of installment receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts (Note 5).

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

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, as of March 31, 2007 and 2006, are summarized as follows:

	Millions of yen				Thousands of U.S. dollars
	2007		2006		2007
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities	¥108,590	¥108,590	¥95,159	¥95,159	$920,254	$920,254
Long-term debt, including current portion	246,826	244,921	279,783	276,630	2,091,746	2,075,602
Derivatives:
Forwards and options
Assets	614	614	367	367	5,203	5,203
Liabilities	1,079	1,079	1,446	1,446	9,144	9,144
Interest rate swap, cross-currency swap and interest rate cap agreements
Assets	285	285	1,511	1,511	2,415	2,415
Liabilities	2,192	2,192	3,041	3,041	18,576	18,576

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

22. Business Segment Information

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

Komatsu operates on a worldwide basis with three operating segments: 1) Construction and mining equipment, 2) Industrial Machinery, Vehicles and Others, 3) Electronics.

The following tables present certain information regarding Komatsu’s operating segments and geographic information at March 31, 2007, 2006 and 2005, and for the years then ended:

Operating segments:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Net sales:
Construction and Mining Equipment—
Customers	¥1,567,723	¥1,291,223	¥1,061,161	$13,285,788
Intersegment	20,253	21,203	15,199	171,636

Total	1,587,976	1,312,426	1,076,360	13,457,424
Industrial Machinery, Vehicles and Others—
Customers	298,022	279,497	248,487	2,525,610
Intersegment	99,229	82,196	62,155	840,924

Total	397,251	361,693	310,642	3,366,534
Electronics—
Customers	27,598	41,420	46,423	233,882
Intersegment	13	15	26	110

Total	27,611	41,435	46,449	233,992
Elimination	(119,495)	(103,414)	(77,380)	(1,012,670)

Consolidated	¥1,893,343	¥1,612,140	¥1,356,071	$16,045,280

Segment profit:
Construction and Mining Equipment	¥220,606	¥142,904	¥78,427	$1,869,542
Industrial Machinery, Vehicles and Others	29,555	22,470	15,440	250,466
Electronics	2,137	3,045	5,414	18,110

Total	252,298	168,419	99,281	2,138,118
Corporate expenses and elimination	(2,552)	(3,918)	(5,080)	(21,627)

Consolidated segment profit	249,746	164,501	94,201	2,116,491
Impairment loss on long–lived assets held for use	81	4,791	4,200	686
Impairment loss on goodwill	—	3,041	—	—
Other operating income (expenses)	(4,924)	6,759	5,861	(41,729)
Operating income	244,741	163,428	95,862	2,074,076
Interest and dividend income	8,532	6,824	5,138	72,305
Interest expense	(15,485)	(12,208)	(10,611)	(131,229)
Other–net	(1,297)	(2,265)	1,480	(10,991)

Consolidated income from continuing operations before income taxes	¥236,491	¥155,779	¥91,869	$2,004,161

Identifiable assets:
Construction and Mining Equipment	¥1,423,744	¥1,167,336	¥979,087	$12,065,627
Industrial Machinery, Vehicles and Others	302,314	259,951	215,679	2,561,983
Electronics	15,266	120,984	142,679	129,373
Corporate assets and elimination	102,658	103,854	111,623	869,983

Consolidated	¥1,843,982	¥1,652,125	¥1,449,068	$15,626,966

Depreciation and amortization:
Construction and Mining Equipment	¥57,444	¥50,399	¥46,630	$486,814
Industrial Machinery, Vehicles and Others	7,751	6,742	7,304	65,686
Electronics	226	261	1,748	1,915

Consolidated	¥65,421	¥57,402	¥55,682	$554,415

Capital investment:
Construction and Mining Equipment	¥111,003	¥99,622	¥64,547	$940,703
Industrial Machinery, Vehicles and Others	18,541	14,155	10,585	157,127
Electronics	136	157	1,775	1,153

Consolidated	¥129,680	¥113,934	¥76,907	$1,098,983

Transfers between segments are made at estimated arm’s-length prices. Segment profit represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes. Depreciation and amortization for the years ended March 31, 2007, 2006 and 2005 do not include amortization of long-term prepaid expenses of ¥913 million ($7,737 thousand), ¥1,225 million and ¥1,416 million, and do not include those for discontinued operations of ¥6,375 million ($54,026 thousand), ¥14,013 million and ¥11,922 million. The term “Capital investment” should be distinguished from the term “Capital expenditures” as used in the consolidated statements of cash flows. The term “Capital investment” is defined to refer to the acquisition of property, plant and equipment including properties under capital leases on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates.

Certain amounts in the segment information do not reflect discontinued operations. Accordingly, segment information for the years ended March 31, 2006 and 2005 has been reclassified to conform to the presentation for the year ended March 31, 2007. Industrial Machinery, Vehicles and Others segment does not include net sales to customers of discontinued operations amounting to ¥22,067 million ($187,008 thousand), ¥20,663 million and ¥17,968 million and segment profit amounting to ¥1,730 million ($14,661 thousand), ¥1,753 million and ¥1,417 million for the years ended March 31, 2007, 2006 and 2005, respectively. Electronics segment does not include net sales to customers of discontinued operations amounting to ¥41,349 million ($350,415 thousand), ¥69,166 million and ¥60,749 million and segment profit amounting to ¥9,288 million ($78,712 thousand), ¥10,199 million and ¥6,305 million for the years ended March 31, 2007, 2006 and 2005, respectively.

Geographic information:

Net sales to customers recognized by sales destination for the years ended March 31, 2007, 2006 and 2005 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Net sales:
Japan	¥487,103	¥482,825	¥479,007	$4,127,992
The Americas	537,836	477,718	355,561	4,557,932
Europe and CIS	324,071	232,329	195,281	2,746,364
China	129,443	89,667	51,987	1,096,975
Asia (excluding Japan, China) and Oceania	252,768	213,719	190,458	2,142,102
Middle East and Africa	162,122	115,882	83,777	1,373,915

Consolidated net sales	¥1,893,343	¥1,612,140	¥1,356,071	$16,045,280

Net sales recognized by geographic origin and property, plant and equipment at March 31, 2007, 2006 and 2005, and for the years then ended are as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Net sales:
Japan	¥739,206	¥682,260	¥628,304	$6,264,458
U.S.A.	527,680	465,726	356,063	4,471,864
Europe	298,509	212,844	175,678	2,529,737
Others	327,948	251,310	196,026	2,779,221

Total	¥1,893,343	¥1,612,140	¥1,356,071	$16,045,280

Property, plant and equipment:
Japan	¥282,050	¥298,807	¥275,065	$2,390,254
U.S.A.	60,609	48,871	50,451	513,636
Europe	25,808	19,563	17,660	218,712
Others	19,926	33,426	23,484	168,864

Total	¥388,393	¥400,667	¥366,660	$3,291,466

No individual country within Europe or other areas had a material impact on net sales or property, plant and equipment.

There were no sales to a single major external customer for the years ended March 31, 2007, 2006 and 2005.

The following information shows net sales and segment profit recognized by geographic origin for the years ended March 31, 2007, 2006 and 2005. In addition to the disclosure requirements under SFAS No. 131, Komatsu discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Net sales:
Japan—
Customers	¥739,206	¥682,260	¥628,304	$6,264,458
Intersegment	396,361	297,784	231,812	3,358,991

Total	1,135,567	980,044	860,116	9,623,449

The Americas—
Customers	527,792	466,049	356,284	4,472,814
Intersegment	38,221	22,596	19,015	323,906

Total	566,013	488,645	375,299	4,796,720

Europe—
Customers	298,509	212,844	175,678	2,529,737
Intersegment	34,450	29,760	21,787	291,949

Total	332,959	242,604	197,465	2,821,686

Others—
Customers	327,836	250,987	195,805	2,778,271
Intersegment	20,678	19,250	9,404	175,237

Total	348,514	270,237	205,209	2,953,508
Elimination	(489,710)	(369,390)	(282,018)	(4,150,083)

Consolidated	¥1,893,343	¥1,612,140	¥1,356,071	$16,045,280

Segment profit:
Japan	¥140,193	¥89,913	¥51,734	$1,188,076
The Americas	51,842	38,966	24,652	439,339
Europe	32,104	20,315	11,943	272,068
Others	38,033	22,539	11,807	322,313
Corporate and elimination	(12,426)	(7,232)	(5,935)	(105,305)

Consolidated	¥249,746	¥164,501	¥94,201	$2,116,491

Identifiable assets:
Japan	¥1,065,487	¥1,046,024	¥1,014,317	$9,029,551
The Americas	481,144	411,091	340,270	4,077,492
Europe	221,012	151,664	125,891	1,872,983
Others	237,839	201,168	142,897	2,015,585
Corporate assets and elimination	(161,500)	(157,822)	(174,307)	(1,368,645)

Consolidated	¥1,843,982	¥1,652,125	¥1,449,068	$15,626,966

Overseas sales:
The Americas	¥537,836	¥477,718	¥355,561	$4,557,932
Europe	324,071	232,329	195,281	2,746,364
Others	544,333	419,268	326,222	4,612,992

Total	¥1,406,240	¥1,129,315	¥877,064	$11,917,288

Transfers between segments are made at estimated arm’s-length prices. Segment profit represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and investment securities maintained for general corporate purposes.

23. Supplementary Information to Balance Sheets

At March 31, 2007 and 2006, deferred income taxes and other current assets were comprised of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Prepaid expenses	¥3,663	¥4,282	$31,042
Short-term loans receivable:
Affiliated companies	2,764	2,064	23,424
Other	2,220	2,106	18,813

Total	¥4,984	¥4,170	$42,237

Deferred income taxes	49,717	48,750	421,331
Other	60,850	52,576	515,678

Total	¥119,214	¥109,778	$1,010,288

24. Supplementary Information to Statements of Income

The following information shows research and development expenses and advertising costs, for the years ended March 31, 2007, 2006 and 2005. Research and development expenses, and advertising costs are charged to expense as incurred and are included in cost of sales and selling, general and administrative expenses in consolidated statements of income.

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Research and development expenses	¥46,306	¥44,560	¥41,123	$392,424
Advertising costs	4,482	3,978	3,697	37,983

Shipping and handling costs included in selling, general and administrative expenses for the years ended March 31, 2007, 2006 and 2005, were as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Shipping and handling costs	¥44,065	¥35,735	¥30,941	$373,432

Other operating income (expense) for the years ended March 31, 2007, 2006 and 2005, were comprised of the following:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Gain from sale of subsidiaries	¥—	¥18,484	¥—	$—
Gain on sale of property	—	—	11,942	—
Loss on disposal or sale of fixed assets	(2,015)	(8,176)	(3,966)	(17,076)
Other	(2,909)	(3,549)	(2,115)	(24,653)

Total	¥(4,924)	¥6,759	¥5,861	$(41,729)

Other income (expenses) for the years ended March 31, 2007, 2006 and 2005, were comprised of the following:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Interest income–
Installment receivables	¥945	¥1,112	¥1,511	$8,008
Other	6,729	5,028	3,142	57,026
Dividends	858	684	485	7,271
Interest expense	(15,485)	(12,208)	(10,611)	(131,229)
Net gain (loss) from sale of investment securities	344	18	(126)	2,915
Exchange gain or loss, net	(903)	(1,941)	2,318	(7,653)
Other	(738)	(342)	(712)	(6,253)

Total	¥(8,250)	¥(7,649)	¥(3,993)	$(69,915)

25. Valuation and Qualifying Accounts

Valuation and qualifying accounts deducted from assets to which they apply:

	Millions of yen			Thousands of U.S. dollars
Allowance for doubtful receivables	2007	2006	2005	2007
Balance at beginning of fiscal period	¥11,786	¥14,664	¥15,222	$99,881
Additions
Charged to costs and expenses	2,653	160	3,175	22,483
Deductions	2,631	3,038	3,733	22,296

Balance at end of fiscal period	¥11,808	¥11,786	¥14,664	$100,068

Deductions were principally uncollectible accounts and notes charged to the allowance.

	Millions of yen			Thousands of U.S. dollars
Valuation allowance for deferred tax assets	2007	2006	2005	2007
Balance at beginning of fiscal period	¥35,490	¥56,608	¥50,273	$300,763
Additions
Charged to costs and expenses	1,715	8,546	6,829	14,534
Charged to other accounts	341	3,129	4,649	2,889
Deductions	6,667	32,793	5,143	56,500

Balance at end of fiscal period	¥30,879	¥35,490	¥56,608	$261,686

Deductions were principally realization or expiration of net operating loss carryforwards.

26. Subsequent Event

Komatsu Zenoah Co., a subsidiary of the Company, split off its outdoor power equipment (OPE) business, and Zenoah Co., Ltd., a subsidiary of Komatsu Zenoah Co., took over the OPE business. All shares of Zenoah Co., Ltd. were sold to a Japanese subsidiary of Husqvarna AB of Sweden on April 2, 2007. After the sale of the OPE business which has few synergy effects with the construction and mining equipment business, Komatsu is better positioned to further improve management efficiency.

Name and Line of Business of the Sub-Subsidiary Sold

Name:	Zenoah Co., Ltd.
Line of Business:	Manufacture and sale of outdoor power equipment

Name of the Acquisition Company

Name:	Husqvarna Japan Ltd.

Sale Price

Sale Price:	¥18,250 million

Gain on sale

Gain on sale (Pre-Tax):	Approximately ¥8.4 billion

EXHIBIT INDEX

Exhibit number	Title	Subsequently Numbered Page

Exhibit (1.1)	Articles of Incorporation of Komatsu Ltd., as amended (Translation)	1

Exhibit (1.2)	Regulations of The Board of Directors (Translation)	8

Exhibit (2)	Share Handling Regulations (Translation)	11

Exhibit (8)	Significant subsidiaries of Komatsu Ltd, including additional subsidiaries that management has deemed to be significant, as of March 31, 2007: Incorporated by reference to “Organizational Structure” in “Item 4. Information on the Company”

Exhibit (11)	Code of Ethics for Senior Officers (Translation)	22

Exhibit (12) a.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company	26

Exhibit (12) b.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company	27

Exhibit (13) a.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company	28

Exhibit (13) b.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company	29