Form 20-F/A
period 2007-03-31
KOMATSU LTD
filed 2007-07-19
CIK 56594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

i

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2007 of Komatsu Ltd. is filed to amend the original Annual Report on Form 20-F for the fiscal year ended March 31, 2007 filed on July 5, 2007 for the purpose of correcting the Reports of Independent Registered Public Accounting Firm, which are set forth on pages F-2 and F-3.

1

Item 18. Financial Statements

See Consolidated Financial Statements which are filed as part of this Amendment No. 1 to Annual Report on Form 20-F.

2

Item 19. Exhibits

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

3

SIGNATURES

The registrant hereby certifies that it meets all of its requirements for filing on Form 20-F as amended by this Form 20-F/A (Amendment No. 1) and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

KOMATSU LTD.

Date: July 19, 2007	By:	/s/ KENJI KINOSHITA
	Name:	Kenji Kinoshita
	Position:	Director, Senior Executive Officer and
Chief Financial Officer

4

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

/s/ KPMG AZSA & Co.

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