Form 20-F
period 2008-03-31
KOMATSU LTD
filed 2008-06-30
CIK 56594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

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

Yasushi Sakano or Junko Nakayama

Telephone: +81-3-5561-2628

Facsimile: +81-3-3586-0374

Address: 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock*

*5,308,564 American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 4 shares of Common Stock of Komatsu.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

995,103,847 shares (excluding 3,640,213 shares of Treasury Stock)

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the provious question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17     ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐,    No  ☒

In this document, KOMATSU LTD. is hereinafter referred to as the “Company,” and together with its consolidated subsidiaries, as “Komatsu.”

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following data for each of the fiscal years ended March 31, 2004 through March 31, 2008 has been derived from the Company’s audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). It should be read in conjunction with the Company’s audited consolidated balance sheets as of March 31, 2007 and 2008, the related consolidated statements of income, shareholders’ equity and cash flows for the three fiscal years ended March 31, 2008 and the notes thereto that appear elsewhere in this annual report.

Selected Financial Data

	(Millions of yen, except per share amounts)
	2008	2007	2006	2005	2004
Income Statement Data:
Net sales 1)	2,243,023	1,893,343	1,612,140	1,356,071	1,127,300
Operating income 1)	332,850	244,741	163,428	95,862	29,870
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies 1)	322,210	236,491	155,779	91,869	22,503
Income taxes 1)	115,794	79,745	43,970	34,285	(5,966)
Income from continuing operations 1)	203,826	153,264	109,141	55,868	25,726
Income from discontinued operations less applicable income taxes 1)	4,967	11,374	5,149	3,142	1,237
Net income	208,793	164,638	114,290	59,010	26,963

Per Share Data:
Net income
– Basic	209.87	165.70	115.13	59.51	27.17
– Diluted	209.59	165.40	114.93	59.47	27.16
Cash dividends
Yen	38.00	23.00	14.00	9.00	6.00
U.S. cents 2)	38.00

Depreciation and amortization	75,664	72,709	72,640	69,020	69,863
Capital Investment 1) 3)	145,730	129,680	113,934	76,907	65,235
Research and development expenses 1)	49,673	46,306	44,560	41,123	42,602

	(Millions of yen)

Balance Sheet Data:
Total assets	2,105,146	1,843,982	1,652,125	1,449,068	1,348,645
Shareholders’ equity	887,126	776,717	622,997	477,144	425,507
Number of shares issued at year-end	998,744,060	998,744,060	998,744,060	998,744,060	998,744,060
Number of shares outstanding at year-end	995,103,847	993,786,759	993,645,492	991,420,696	992,488,276

Notes:

1)	In the fiscal year ended March 31, 2007, Komatsu disposed of its majority interest in Komatsu Electronic Metals Co., Ltd. (“KEM”). In the fiscal year ended March 31, 2008, Komatsu sold the outdoor power equipment (“OPE”) business of Komatsu Zenoah Co. and its subsidiaries. As a result, operating results and the gain recognized on the sale of KEM and its subsidiaries as well as the OPE business of Komatsu Zenoah Co. and its subsidiaries are presented as “Income from discontinued operations less applicable income taxes,” except for research and development expenses for the fiscal year ended March 31,2004.

2)	The conversion rate between the Japanese yen to the U.S. dollar for the fiscal year ended March 31, 2008 is ¥100 to U.S.$1.00, the approximate buying rate of Japanese yen as of noon on March 31, 2008 in New York City as reported by the Federal Reserve Bank of New York.

3)	The term “Capital Investment” as used in the above Selected Financial Data should be distinguished from the term “Capital Expenditures” as used in the consolidated statements of cash flows. The term “Capital Investment” as used in the above Selected Financial Data is defined to refer to costs relating to the purchase of property, plant and equipment including properties under capital leases on an accrual basis which reflects the effect of timing differences between acquisition dates and payment dates. Komatsu’s management uses this financial indicator to manage its capital investment and believes that this indicator is useful to investors in that this indicator presents accrual based capital investment in addition to the cash based capital expenditures provided in the consolidated statements of cash flows.

The following table provides the noon buying rates for Japanese yen in The City of New York as reported by the Federal Reserve Bank of New York expressed in Japanese yen per U.S. dollar during the periods indicated. The average Japanese yen exchange rates represent average noon buying rates on the last business day of each month during the respective period. The most recently available exchange rate for Japanese yen into U.S. dollars was ¥107.89 = U.S.$1.00 as of June 23, 2008.

Yen Exchange Rates per U.S. dollar:
	(Yen)
	Average	High	Low	Period-End
Year ended March 31
2004	112.75	104.18	120.55	104.18
2005	107.28	102.68	111.39	107.22
2006	113.67	104.64	119.66	117.48
2007	116.55	112.26	121.02	117.56
2008	113.61	96.88	124.09	99.85

		High	Low	Period-End
2007
December		109.68	114.45	111.71
2008
January		105.42	109.70	106.74
February		104.19	108.15	104.19
March		96.88	103.99	99.85
April		100.87	104.56	104.53
May		103.01	105.52	105.46

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Given the business environment in which Komatsu operates, Komatsu is exposed to a variety of risks. Komatsu has identified the following risks as its primary risks based on information currently available to it.

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

In economically-advanced regions in which Komatsu operates, Komatsu’s business is generally affected by cyclical changes in the economies. Therefore, factors which are beyond Komatsu’s control, such as levels of housing starts, industrial production, public investments in infrastructure development and private-sector capital outlays, may affect demand for Komatsu’s products.

In addition, in recent years, Komatsu’s business has been expanding in newly-developing markets such as China, India, Russia, the Middle East and Africa. Komatsu has been making capital investments in line with such expansion of business. Economic conditions in such newly-developing markets, however, are dependent on the price of natural resources and the level of exports to economically-advanced regions, and are subject to numerous uncertainties. While Komatsu regularly monitors demand trends, demand in such newly-developing markets may be much lower than anticipated.

These changes in the business environment in which Komatsu operates may lead to inefficient inventory levels and/or production capacities, thereby causing Komatsu to record lower profitability and incur additional expenses. Accordingly, Komatsu’s results of operations may be adversely affected.

(2)	Foreign Currency Exchange Rate Fluctuations

Seventy percent or more of Komatsu’s total sales are derived from sales outside of Japan, and a substantial portion of its overseas sales are affected by foreign currency exchange rate fluctuations. In general, an appreciation of the Japanese yen against another currency would adversely affect Komatsu’s results of operations, while a depreciation of the Japanese yen against another currency would have a favorable impact thereon. In addition, foreign currency exchange rate fluctuations may also affect the comparative prices between products sold by Komatsu and products sold by its foreign competitors in the same market, as well as the cost of materials used in the production of such products. Komatsu strives to alleviate the effect of such foreign currency exchange rate fluctuations by, for example, locating its production bases globally and positioning such bases closer to the respective markets in which the products manufactured by such bases are sold. Komatsu also engages in hedging activities to minimize the effects of short-term foreign currency exchange rate fluctuations. Despite Komatsu’s efforts, if the foreign currency exchange rates fluctuate beyond Komatsu’s projected fluctuation range, Komatsu’s results of operations may be adversely affected.

(3)	Fluctuations in Financial Markets

While Komatsu is currently working on improving the efficiency of its assets to reduce its interest-bearing debt, its aggregate short- and long-term interest-bearing debt was approximately ¥450 billion as of March 31, 2008. Although Komatsu has strived to reduce the effect of interest rate fluctuations by procuring funds at fixed interest rates, an increase in interest rates may increase Komatsu’s interest expenses with respect to its interest-bearing debt subject to floating interest rates, thereby adversely affecting Komatsu’s results of operations. In addition, fluctuations in the financial markets, such as fluctuations in the fair value of marketable securities and interest rates, may also increase the unfunded obligation portion of Komatsu’s pension plans or pension liabilities, which may result in an increase in pension expenses. Such an increase in interest expenses and pension expenses may adversely affect Komatsu’s results of operations and financial condition.

(4)	Laws and Regulations of Different Countries

Komatsu is subject to various governmental regulations and approval procedures in the countries in which it operates. If the government of a given country were to enact new laws and regulations, such as laws and regulations relating to import/export duties, quotas, currency restrictions and taxation, which are unfavorable to Komatsu, Komatsu may be required to incur increased expenses in order to comply with such regulations. Such increased expenses may adversely affect Komatsu’s results of operations.

(5)	Environmental Laws and Regulations

Komatsu’s products and business operations are required to comply with increasingly stringent environmental laws and regulations in the numerous countries in which Komatsu operates. Komatsu expends a significant share of its management resources, such as research and development expenses, to comply with regulations concerning air and wastewater emission levels of its manufacturing facilities and products. If the existing standards were to be amended, Komatsu may be required to incur increased costs and to make further capital expenditures to comply with such new standards. Incurrence of such additional environmental compliance costs may adversely affect Komatsu’s results of operations.

(6)	Product Liability

While Komatsu endeavors to sustain and improve the quality and reliability of its operations and products based on stringent standards established internally by Komatsu, it may face product liability claims or become exposed to other liabilities if unexpected defects in its products result in accidents. If the costs for addressing such claims or other liabilities are not covered by Komatsu’s existing insurance policies, Komatsu may be required to bear the cost thereto, which may adversely affect its financial condition.

(7)	Alliances and Collaborative Relationships

Komatsu has entered into various alliances and collaborative relationships with distributors, suppliers and other companies in its industry to reinforce its international competitiveness. Through such arrangements, Komatsu is working to improve its product development, production, sales and service capabilities. While Komatsu expects its alliances and collaborative relationships to be successful, Komatsu’s failure to attain expected results or the termination of such alliances or collaborative relationships may adversely affect Komatsu’s results of operations.

(8)	Procurement, Production and Other Matters

Komatsu’s procurement of parts and materials for its products is exposed to the fluctuations in commodity prices, mainly in the price of steel metal. Price increases in commodities may increase the costs of materials as well as production costs of Komatsu’s products. In addition, an increase in commodity prices may result in a shortage of product parts and materials, making it difficult for Komatsu to engage in the timely procurement of parts and materials and manufacture of its products, thereby lowering Komatsu’s production efficiency. In an effort to reduce any adverse effect to its business as a result of an increase in material costs, Komatsu plans to reduce other costs and pass on the increase in material costs to its customers through product price increases. Komatsu plans to minimize the effects of a shortage in product parts or materials by promoting closer collaboration among all of its related business divisions. However, if the increase in commodity prices were to exceed Komatsu’s expectations or a prolonged shortage of materials and parts were to occur, Komatsu’s results of operations may be adversely affected.

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

(10)	Natural Calamities, Wars, Terrorism, Accidents and Other Matters

Komatsu conducts its business operations on a global scale and operates and maintains development, production, supply and other business facilities in many countries. If natural disasters, such as earthquakes and floods, wars, terrorist acts, accidents, unforeseeable criticism or interference by third parties or any malfunction of information and telecommunication systems in regions in which Komatsu operates were to occur and cause extensive damage to one or more of its facilities that cannot become fully operational within a short period of time, delays or disruption in the procurement of materials and parts or the production and supply of Komatsu’s products and other services may result. Such delays or disruptions may adversely affect Komatsu’s results of operations.

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

During the 1970s and 1980s, Komatsu started establishing its production facilities offshore and enhanced its offshore production by locating manufacturing plants close to their respective markets. In 1975, Komatsu commenced offshore production with the production of bulldozers in Brazil by Komatsu do Brasil Ltda., its first manufacturing plant outside Japan. Subsequently, Komatsu increased its global presence by establishing manufacturing plants in Indonesia, the United Kingdom and the United States during the 1980s. For example, during the 1980s, Komatsu established a joint venture company in the United States with Dresser Industries Inc. named Komatsu Dresser Company (now known as Komatsu America Corp., “KAC”).

During the 1990s, Komatsu strengthened its overseas manufacturing capabilities and made efforts to optimize its production and distribution network on a global basis through various methods, including forming alliances and entering into joint ventures. For instance, Komatsu established Komatsu Cummins Engine Co. Ltd. and Industrial Power Alliance Ltd. in Japan and Cummins Komatsu Engine Company in the United States, with Cummins Engine Company (now known as Cummins Inc.). In addition, Komatsu entered into three joint ventures in China, and a joint venture with Mannesmann Demag of Germany to establish Demag Komatsu GmbH (now known as Komatsu Mining Germany GmbH).

The following are some of the significant transactions in the development of Komatsu’s business in recent years.

In July 2005, KAC, the Company’s wholly-owned subsidiary, completed the sale of 75% of its ownership interest in Advanced Silicon Materials LLC (“ASiMI”) to Solar Grade Silicon Holdings Inc., a U.S. subsidiary of Renewable Energy Corporation AS, a Norwegian company, while retaining the remaining 25% ownership interest. Simultaneously with the sale, the ownership interest in ASiMI was classified into Class A Units and Class B Units with the Class A Units having sole voting rights. The 25% ownership interest retained by KAC in ASiMI is in the form of Class B Units which do not have voting rights but whose consent is required for certain matters, including a liquidation of ASiMI and certain actions relating to the long term materials supply agreement. Ownership of the Class B Unit does not entitle KAC to share prospectively in the underlying profits and losses of ASiMI.

In July 2006, the Company entered into an agreement with Linde AG of Germany to acquire Linde AG’s 35% equity interest in the Company’s consolidated subsidiary, Komatsu Forklift Co., Ltd. (now consisting part of Komatsu Utility Co., Ltd.). In August 2006, the Company bought this 35% equity interest in Komatsu Forklift Co., Ltd. from Linde AG, making Komatsu Forklift Co., Ltd. a wholly-owned subsidiary.

In September 2006, the Company entered into an agreement with SUMCO CORPORATION (“SUMCO”) pursuant to which the Company agreed to accept SUMCO’s tender offer for KEM. In October 2006, the Company sold 51.0% of its equity ownership in its consolidated subsidiary, KEM, to SUMCO. Prior to this disposition, the Company held a 61.9% equity interest in KEM.

In October 2006 and December 2006, the Company completed two transactions to acquire an aggregate 29.3% equity interest in NIPPEI TOYAMA CORPORATION (“NIPPEI TOYAMA”), one of the leading manufacturers in the field of transfer machines used in the processing of automobile engines, various grinding machines, wire saws used in the semiconductor and solar application industries, and laser cutting machines.

In January 2007, the Company signed a definitive agreement to sell the OPE business of Komatsu Zenoah Co. to a Japanese subsidiary of Husqvarna AB of Sweden. In connection with this sale and reorganization within Komatsu, Komatsu Zenoah Co. was merged into Komatsu Utility Co., Ltd. in April 2007, as a result of which Komatsu Utility Co., Ltd. became Zenoah Co.’s parent company. In the same month, Komatsu Utility Co., Ltd. sold all of its shares of Zenoah Co. to HUSQVARNA JAPAN LTD. (now known as Husqvarna Zenoah Co., Ltd.), thereby completing the sale of the OPE business.

In January 2008, to generate more synergy, the Company launched a takeover bid to obtain all issued shares of NIPPEI TOYAMA, which resulted in the Company owning 93.7% of the equity interest.

PRINCIPAL CAPITAL INVESTMENT

Komatsu invests capital each year in the development and production of new products and the improvement of the operating efficiency of its production infrastructure, primarily focusing on the Construction and Mining Equipment operating segment. Komatsu’s capital investment for the fiscal years ended March 31, 2008, 2007 and 2006 were ¥145,730 million, ¥129,680 million and ¥113,934 million, respectively. Capital investment for the fiscal year ended March 31, 2008 by operating segment was as follows.

Capital Investment by Operating Segment

	Millions of Yen	Percentage Change as compared to the
	Fiscal Year ended March 31, 2008	Fiscal Year ended March 31, 2007
Construction and Mining Equipment	¥133,356	20.1%
Industrial Machinery, Vehicles and Others	¥12,374	-33.7%

Total	¥145,730	12.4%

Notes:

1)	Amounts include certain leased machinery and equipment accounted for as capital leases.

2)	From the fiscal year ended March 31, 2008, Komatsu reclassified its operating segments into two operating segments from three operating segments. Accordingly, percentage changes as compared to the fiscal year ended March 31, 2007 in the above table were calculated using the financial data for the fiscal year ended March 31, 2007, which have been retrospectively reclassified using the new operating segments.

3)	The term “Capital Investment” as used in the above Selected Financial Data should be distinguished from the term “Capital Expenditures” as used in the consolidated statements of cash flows. The term “Capital Investment” as used in the above Selected Financial Data is defined to refer to costs relating to the purchase of property, plant and equipment including properties under capital leases on an accrual basis which reflects the effect of timing differences between acquisition dates and payment dates. Komatsu’s management uses this financial indicator to manage its capital investment and believes that this indicator is useful to investors in that this indicator presents accrual based capital investment in addition to the cash based capital expenditures provided in the consolidated statements of cash flows.

For the fiscal year ended March 31, 2008, Komatsu reinforced its production capacity for main components that are produced in Japan, such as transmissions, axles, final drives, hydraulics and engines, in order to respond to the increase in demand in the Construction and Mining Equipment operating segment. In addition, Komatsu made capital investments in production facilities for DANTOTSU products and products that comply with the latest engine emissions standards. DANTOTSU means “unique and unrivaled” in Japanese. Komatsu only designates a product as DANTOTSU if such product is considered unique and unrivaled as compared to those produced by Komatsu’s competitors, due to the fact that these products are equipped with one or more features that its competitors cannot match for some time.

In the Industrial Machinery, Vehicles and Others operating segment, Komatsu made capital investment to improve productivity, particularly in large presses, in response to the increase in demand for such products.

The following table sets forth in further detail the principal construction projects Komatsu undertook during the fiscal year ended March 31, 2008 for the Construction and Mining Equipment operating segment. No principal construction projects were undertaken by Komatsu for the Industrial Machinery, Vehicles and Others operating segment for the fiscal year ended March 31, 2008.

Main facilities completed in the fiscal year ended March 31, 2008

Operating segment	Main facilities
Construction and Mining Equipment	Additional establishment of a plant for major components manufacturing at the Awazu Plant of the Company - Products: Transmission components and others - Location: Komatsu City, Ishikawa Prefecture

Additional establishment of a plant for major components manufacturing at the Oyama Plant of the Company - Products: Engines, hydraulic equipment - Location: Oyama City, Tochigi Prefecture

New constructions, expansions and overhauls of main facilities in progress during the fiscal year ended March 31, 2008

Operating segment	Main facilities
Construction and Mining Equipment	New establishment of the Kanazawa Plant No.2 of the Company - Products: Super-large hydraulic excavators - Location: Kanazawa City, Ishikawa Prefecture

Additional establishment of a plant for major components manufacturing of Komatsu Castex Ltd. - Products: Cylinder block and others - Location: Himi City, Toyama Prefecture

Incorporation of Komatsu Undercarriage China Corp. - Products: Crawler components of construction equipment - Location: Jining City, Shandong Province, China

Incorporation of Komatsu Manufacturing Rus LLC - Products: Medium-sized hydraulic excavators and others - Location: Yaroslavl, Russia

Komatsu’s capital investments for the fiscal year ended March 31, 2008 was primarily financed by funds on hand, bank borrowings and capital leases.

For information on expected principal capital investments, see Item 4.D. Property, Plants and Equipment.

B. Business Overview

GENERAL

Komatsu is a global company that engages in the manufacturing, development, marketing and sale of a diversified range of industrial-use products and services. With “Quality and Reliability” as the cornerstone of its management policy, Komatsu is committed to providing safe and innovative products and services that satisfy its customers’ needs and expectations.

Beginning in the fiscal year ended March 31, 2008, Komatsu reclassified its business segments into the following two operating segments: (1) Construction and Mining Equipment and (2) Industrial Machinery, Vehicles and Others. Historically, Komatsu’s business consisted of three operating segments: (1) Construction and Mining Equipment, (2) Industrial Machinery, Vehicles and Others, and (3) Electronics. Starting in the fiscal year ended March 31, 2008, however, Komatsu reclassified its electronics related business as a part of the Industrial Machinery, Vehicles and Others operating segment, as opposed to an independent segment. Having disposed the silicon wafer business of KEM during the fiscal year ended March 31, 2007, Komatsu’s management believes that this reclassification realigns Komatsu’s operating segments in a manner that is consistent with the way in which they now manage their business. Figures for the Industrial Machinery, Vehicles and Others operating segment have been retrospectively adjusted for the prior fiscal years to reflect this reclassification throughout this annual report.

The manufacturing operations of Komatsu are conducted primarily at plants located in Japan, the United States, Germany, the United Kingdom, Sweden, India, Indonesia, Brazil, Italy, China and Thailand. Komatsu’s products are primarily sold under the “Komatsu” brand name and almost all of its sales and service activities are conducted through its sales subsidiaries and sales distributors who primarily sell products to retail dealers in their respective geographic area.

PRODUCTS AND SERVICES

Komatsu’s business activities are divided into two operating segments: (1) Construction and Mining Equipment and (2) Industrial Machinery, Vehicles and Others.

The following table sets forth Komatsu’s net sales by operating segments for the fiscal years ended March 31, 2008, 2007 and 2006, which is reproduced from the Company’s audited consolidated financial statements.

Net Sales by Operating Segments

	(Millions of Yen)
	Fiscal Year Ended March 31, 2008		Fiscal Year Ended March 31, 2007		Fiscal Year Ended March 31, 2006
Construction and Mining Equipment	¥1,897,620	84.6%	¥1,567,723	82.8%	¥1,291,223	80.1%
Industrial Machinery, Vehicles and Others	345,403	15.4%	325,620	17.2%	320,917	19.9%

Total	¥2,243,023	100.0%	¥1,893,343	100.0%	¥1,612,140	100.0%

Note: From the fiscal year ended March 31, 2008, Komatsu reclassified its operating segments into two operating segments from three operating segments. Accordingly, the financial data for the fiscal years ended March 31, 2007 and 2006 in the above table have been retrospectively reclassified using the new operating segments.

(1) Construction and Mining Equipment

The Construction and Mining Equipment operating segment has been Komatsu’s mainstay operating segment during the last several decades. Net sales from this operating segment has increased sharply during the last few years and accounted for 84.6% of Komatsu’s total net sales for the fiscal year ended March 31, 2008.

Komatsu offers various types of construction and mining equipment, ranging from super-large machines capable of mining applications to mini units for urban use. Komatsu’s range of products in this operating segment includes a wide variety of attachments to be used with its products. Komatsu’s principal products in this operating segment fall into the following categories of equipment:

Category	Principal Products
Excavating Equipment	Hydraulic excavators, mini excavators and backhoe loaders

Loading Equipment	Wheel loaders, mini wheel loaders and skid steer loaders

Grading and Roadbed Preparation Equipment	Bulldozers, motor graders and vibratory rollers

Hauling Equipment	Off-highway dump trucks, articulated dump trucks and crawler carriers

Forestry Equipment	Harvesters, forwarders and feller-bunchers

Tunneling Machines	Shield machines, tunnel-boring machines and small-diameter pipe jacking machines

Recycling Equipment	Mobile debris crushers, mobile soil recyclers and mobile tub grinders

Other Equipment	Railroad maintenance equipment

Engines and Components	Diesel engines, diesel generator sets and hydraulic equipment

Casting Products	Steel castings and iron castings

To remain competitive in this operating segment, Komatsu introduced the “DANTOTSU Strategy” in 2003 and has been working to increase the number of DANTOTSU products. Since the introduction of DANTOTSU products, Komatsu has been working to replace many of its product models with DANTOTSU products. DANTOTSU products include WA500 and WA600 wheel loaders to name a few. Komatsu plans to continue making model changes to replace some of its existing construction and mining equipment product models with DANTOTSU products.

In addition, Komatsu has been focused on downstream businesses, such as the used equipment business and the rental equipment business. Recognizing the increase in demand for used equipment outside of Japan, Komatsu Used Equipment Corp. has been facilitating the sale of used equipment by holding annual auctions in several locations in Japan since the mid-1990s.

The principal products developed in the Construction and Mining Equipment operating segment during the fiscal year ended March 31, 2008 are listed below:

Company	Product	Model
Komatsu Ltd.	Hydraulic Excavators	PC120-8, PC300-8, PC350-8, PC400-8, PC450-8

	Bulldozers	D31EX-22, D31PX-22, D37EX-22, D37PX-22, D39EX-22, D39PX-22, D51EX-22, D51PX-22, D61EX-15E0, D61PX-15E0

	Wheel Loader	WA320-6

	Mobile Debris Crusher	BR580JG-1

Komatsu Utility Co., Ltd.	Hydraulic Excavators	PC18MR-3, PC27MR-3, PC30MR-3, PC35MR-3, PC40MR-3, PC45MR-3

	Wheel Loaders	WA30-6, WA40-6, WA50-6

Komatsu Utility Europe S.p.A.	Hydraulic Excavators	PC14R-3, PC16R-3, PC26MR-3, PC80MR-3

	Backhoe Loaders	WB91R-5E0, WB93R-5E0, WB97R-5E0

	Telescopic Handlers	WH609-1E0, WH613-1E0, WH713-1E0, WH714-1E0, WH716-1E0

Komatsu Hanomag GmbH	Wheeled Hydraulic Excavators	PW160-7, PW200-7, PW220-7

	Wheel Loaders	WA65-6, WA70-6, WA80-6, WA90-6, WA100M-6

Komatsu America Corp.	Dump Truck	HD1500-7

	Backhoe Loader	WB142-5

(2) Industrial Machinery, Vehicles and Others

Net sales from the Industrial Machinery, Vehicles and Others operating segment has been increasing during the last few years and accounted for 15.4% of Komatsu’s total net sales for the fiscal year ended March 31, 2008. The products available in this operating segment are used by a wide range of businesses and include industrial machinery, such as forging and sheet metal machinery, forklift trucks and other services such as logistics. Komatsu’s principal products in this operating segment fall into the following categories of equipment:

Category	Principal Products
Metal Forging and Stamping Presses	Large presses, servo presses, small- and medium-sized presses and forging presses

Sheet Metal Machines	Laser cutting machines, fine-plasma cutting machines, press brakes and shears

Machine Tools	Transfer machines, machining centers, crankshaft millers and grinding machines

Industrial Vehicles and Logistics	Forklift trucks, packing and transport

Defense Systems	Ammunition and armored personnel carriers

Temperature-control equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing

Others	Commercial-use prefabricated structures

For the fiscal year ended March 31, 2008, Komatsu developed innovative presses incorporating its AC Servo technologies, such as a large-sized AC servo transfer press line and the new small-sized AC servo press H2W with flexible slide motion. Komatsu also developed a high speed automatic transfer machine (take-out separator) for the Gatling press machine GT3300. In addition, with respect to machine tools, Komatsu recently developed the milling-centering machine GHD200 as a zone system integration of crank shaft machining line, as well as the cableveyor-less auto loader GGA30 with high speed and low noise levels. With respect to industrial vehicles, Komatsu developed vehicles with improved maneuvering capabilities, such as a 1-ton class electric type reach forklift truck, a 1-ton and 2-ton class electric type counter-balance hybrid specification forklift truck, a 3-ton electric type counter-balance forklift truck, a 1-ton class electric type counter-balance forklift truck for China under its FB Series, a 10-ton class diesel engine type forklift truck and a 2-ton class diesel engine type forklift truck for USA and EU under its FD Series. Komatsu’s 1-ton class electric type counter-balance hybrid specification forklift truck won the “Minister of Economy, Trade and Industry Award presented by the Japan Machinery Federation” in 2008 as the most excellent energy-saving machinery for industrial use.

PRINCIPAL MARKETS

Komatsu operates and competes in the following six principal markets: (1) Japan, (2) the Americas, (3) Europe and Commonwealth of Independent States (“CIS”), (4) China, (5) Asia (excluding Japan and China) and Oceania and (6) the Middle East and Africa.

In this annual report, information regarding net sales by geographic segment is presented in the following two ways: (1) by sales destination (based on the country where the purchaser is located) and (2) by sales origin (based on the country where the seller is located). The following table sets forth Komatsu’s net sales recognized by sales destination for the fiscal years ended March 31, 2008, 2007 and 2006. Net sales data by sales origin are set forth in Note 22 to the Company’s audited consolidated financial statements, included elsewhere in this report.

Net Sales by Region

	(Millions of Yen)
	Fiscal Year Ended March 31, 2008		Fiscal Year Ended March 31, 2007		Fiscal Year Ended March 31, 2006
Japan	¥505,185	22.5%	¥487,103	25.7%	¥482,825	29.9%
Americas	541,160	24.1%	537,836	28.4%	477,718	29.6%
Europe and CIS	427,679	19.1%	324,071	17.1%	232,329	14.4%
China	189,902	8.5%	129,443	6.8%	89,667	5.6%
Asia (excluding Japan and China) and Oceania	348,462	15.5%	252,768	13.4%	213,719	13.3%
Middle East and Africa	230,635	10.3%	162,122	8.6%	115,882	7.2%

Total	¥2,243,023	100.0%	¥1,893,343	100.0%	¥1,612,140	100.0%

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

Komatsu’s overseas construction and mining equipment sales and service network consists of approximately 220 distributors. Komatsu supplies its products to distributors around the world through trading companies and the Company’s subsidiaries and affiliated companies, supported by Komatsu’s liaison offices. The Company’s major sales subsidiaries and affiliates are located in Australia, Belgium, Brazil, Chile, China, France, Germany, India, Indonesia, Italy, Russia, Singapore, South Africa, Sweden, the United Arab Emirates and the United States. These subsidiaries and affiliates provide additional inventory and technical assistance to Komatsu’s distributors while also strengthening the capability of emergency spare parts delivery. These subsidiaries and affiliates as well as Komatsu’s distributors provide the services that customers may require with respect to their construction and mining equipment outside of Japan.

Komatsu’s sales of products in the Industrial Machinery, Vehicles and Others operating segment include direct sales to customers and sales through distributors, dealers and trading companies. For example, large presses are mainly sold directly to customers while small-and medium-sized presses are primarily sold through distributors and dealers.

SOURCES OF SUPPLY

As it is neither economical nor efficient for Komatsu to manufacture all of its necessary components and parts, Komatsu produces some of its major equipment components internally and purchases other components and parts, such as electrical components, tires, hoses and batteries, from specialized suppliers. Komatsu also procures some of its parts, such as metal forgings, machine components, sheet metal parts and various accessories, from its business partners. Therefore, the fluctuations in prices of materials for such components, such as steel materials, may affect Komatsu’s results of operations. Komatsu believes, however, that it has adequate and reliable sources of supply for its material components, parts and raw materials, and that it has appropriate alternative sources available for such supplies consistent with its prudent business practices.

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

COMPETITIVE ENVIRONMENT

Construction and Mining Equipment

As a manufacturer of a full line of construction and mining equipment, Komatsu provides a broad range of products from super-large equipment for mining use to general construction equipment. While there is intense competition in all of the product categories in this operating segment, Komatsu continuously maintains its position as one of the market leaders in every region in which it operates.

Komatsu’s competitors in the Construction and Mining Equipment operating segment consist of global competitors, regional competitors and locally specialized competitors. Major global competitors include Caterpillar Inc. (“Caterpillar”), Terex Corporation, Hitachi Construction Machinery Co., Ltd.(“Hitachi Construction”), Volvo Construction Equipment NV(“Volvo”) and CNH Global N.V. The competitive environments differ according to regions and product models.

Although it has been experiencing a sharp downturn in demand, North America is still the largest market for construction equipment in the world and Caterpillar is the market leader in terms of sales.

In Europe, in addition to global full line manufacturers such as Caterpillar and Volvo, there are many regional or locally specialized competitors who have firm footings in the local markets. Komatsu competes with different competitors in each country or region in Europe and it is expected that the markets in Europe will continue to be very competitive.

In the market Komatsu calls “Greater Asia,” which consists of Asia as well as China, India, the Middle East and CIS, Komatsu’s competitors include Caterpillar, Hitachi Construction, and Korean manufacturers such as Hyundai Heavy Industries Co., Ltd. and Doosan Infracore Co., Ltd. In China, where the increase in demand has been particularly prominent in recent years among the markets in Greater Asia, Komatsu competes with a number of local manufacturers in addition to the above-mentioned competitors.

Komatsu continues to strive to develop DANTOTSU products that demonstrate truly outstanding features, such as fuel efficiency, information technology and environment-friendliness, which features Komatsu believes its competitors will not be able to match for some time. Komatsu is not only focused on improving the performance of its products, but also is focused on developing a variety of IT-applied systems, such as KOMTRAX (Komatsu Machine Tracking System) and an autonomous hauling system, in order to maximize the productivity of its customers. Komatsu believes that such IT applications provide Komatsu with a competitive advantage in the construction and mining equipment market.

Industrial Machinery, Vehicles and Others

In the Industrial Machinery, Vehicles and Others operating segment, Komatsu’s principal products consist of (1) metal forging and stamping presses, (2) sheet metal machines, (3) machine tools and (4) forklift trucks. As discussed below, the market for all of these products is highly competitive.

(1) Metal Forging and Stamping Presses

Komatsu manufactures and sells stamping presses that are used to press doors, roofs and other automobile parts into shapes. With respect to large presses, which are mainly sold to automobile manufacturers, Komatsu considers Ishikawajima-Harima Heavy Industries Co., Ltd., Hitachi Zosen Fukui Corporation and AIDA Engineering, Ltd.(“AIDA”) of Japan and Schuler AG of Germany to be its major competitors.

In Japan, Japanese manufacturers, including Komatsu, have an advantage over non-Japanese manufacturers. Likewise, in Germany, German manufacturers enjoy dominant positions and have a competitive advantage over non-German manufacturers. In other markets, regional and locally specialized competitors in addition to the above-mentioned major manufacturers compete with each other, making the markets highly competitive.

The competitive environment of these products has become increasingly intense in Asia, mainly in China and India, where many automobile manufacturers have been establishing manufacturing plants and making large capital investment.

With respect to small- and medium-sized presses, Asia (including Japan) and North America are Komatsu’s largest markets. Major competitors of Komatsu for these products include AIDA and Amada Co., Ltd. (“Amada”) of Japan, The Minster Machine Company of the United States and Chin Fong Machine Industrial Co., Ltd. of Taiwan.

(2) Sheet Metal Machines

With respect to sheet metal machines that are used to cut and bend steel sheets, Japan is the major market for Komatsu’s products and Komatsu’s competitors consist of other Japanese manufacturers, such as Amada and Koike Sanso Kogyo Co., Ltd. Amada enjoys a large market share with a wide range of products in the industry. To effectively compete in this industry, Komatsu follows a niche-market strategy.

(3) Machine Tools

The principal product of Komatsu’s machine tool business is crankshaft millers that are used to cut and fabricate engine parts for automobiles. Major competitors in the crankshaft millers market include Boehringer Werkzeugmaschinen GmbH (“Boehringer”) and Gebrüder Heller Maschinenfabrik GmbH (“Heller”) of Germany. In Japan, Komatsu enjoys a predominant position in the crankshaft miller market. On the other hand, German manufacturers dominate the market in Germany. In other markets, such as North America, China and South Korea, Komatsu mainly competes with Boehringer and Heller.

(4) Forklift Trucks

The major markets for forklift trucks have traditionally been Europe, the United States and Japan. Recently, China has overtaken Japan and developed into the third major market for forklift trucks. While European and U.S. manufacturers of forklift trucks sell not only forklift trucks but also warehousing equipment, Komatsu and other Japanese manufacturers of forklift trucks primarily focus on forklift trucks.

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

Regulations regarding engine emissions

The Ministry of Land, Infrastructure and Transport of Japan (“MLIT”) introduced the approval system for low-emission type construction equipment used in construction in 1997, setting the maximum emission levels by model and power range. While the maximum emission levels set by MLIT are not legally binding, they function as practical standards on engine emissions, since only construction equipment that has obtained such approval is allowed to be used in construction projects under the direct control of MLIT. MLIT lowered its original limit values in 2003. Such limits are known as the Tier II standards. In 2006, a new law took effect in Japan to control exhaust emissions from off-road specific vehicles in the power range over 19kW, including those used at construction sites. In connection with the implementation of this new law, exhaust emission limits were lowered further. Such new limits are known as the Tier III standards, compliance with which is now mandatory in Japan.

In the United States, the Environmental Protection Agency introduced the Tier I standards for equipment of 130kW or greater in 1996. The Tier III standards have been phased in since 2006, and the far more stringent Tier IV standards are scheduled to be phased in starting 2011.

In Europe, the Engine Emissions Directive 97/68/EC regarding the measures against emission of gaseous and particulate pollutants from internal combustion engines to be installed in off-road mobile machinery went into effect in 1999 and the second stage of the directive was implemented from 2002 to 2004. The third stage of this directive was implemented in 2006 to 2008.

Komatsu has attained compliance with all regulatory standards that have already taken effect and continues to make progress in its preparations to comply with the Tier IV standards to be implemented in the near future in Japan, the United States and European Union.

Regulations regarding noise and vibration

In Japan, the type approval system for low-noise emission and low-vibration type construction equipment was established by MLIT in 1983. Under this system, manufacturers are required to file an application with MLIT for the approval of their low-noise and low-vibration type construction equipment which meets the standards set forth by MLIT. The current measurement method and limits on noise levels have been in effect since October 1997. The type approval system for low-vibration construction equipment started in October 1996, which sets forth non-binding regulatory standards for vibratory hammers and hydraulic excavators.

In Europe, European Parliament and Council Directive 95/27/EC of June 1995 amending Council Directive 86/662/EEC on the limitation of noise emitted by hydraulic excavators, rope-operated excavators, dozers, loaders and excavator-loaders has been in effect since January 1997. This directive defined the maximum sound-power levels of airborne noise emitted by these earth-moving machines under dynamic operating conditions and required manufacturers to obtain an EC type-examination certificate. The second stage of this directive which requires further noise reduction has been in effect since January, 2006. In January 2002, European Parliament and Council Directive 2000/14/EC relating to the noise emission in the environment by equipment for use outdoors went into effect. This regulation applies to a wide range of product types from gardening equipment to construction and waste-management equipment and such products must bear a CE-mark and the indication of their guaranteed sound-power level before they can be brought to the market. Under such directive, manufacturers are required to confirm that the noise emitted from their products would not exceed the guaranteed sound-power level. The second stage of this directive which requires further noise reduction has been in effect since January 2006.

MANAGEMENT POLICY AND STRATEGIES

Basic Management Policy

The cornerstone of Komatsu’s management is commitment to Quality and Reliability for maximization of its corporate value. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers. Komatsu is continuing its efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu. It is the top management task of Komatsu to continue improving the Quality and Reliability of all these year after year.

Mid to Long-Range Management Plan, Target and Issues Ahead

Komatsu defines corporate value as the total sum of trust given to it by society and all stakeholders. To increase this corporate value, Komatsu has set the following two management goals.

-	To maintain its top-level profitability and financial position in the industry and enhance its position in the global marketplace, especially in Greater Asia.

-	To continue management, while keeping market value in mind, which reflects the amount of trust given to it by society and shareholders.

To achieve these goals above, Komatsu will promote the following three matters as Komatsu’s permanent ongoing tasks. (1) thorough measures for compliance, safety and environmental conservation, (2) dissemination of The KOMATSU Way* and human resource development, and (3) brand management activities.

Furthermore, Komatsu is continuing its efforts on the following seven activities of importance for the “Global Teamwork for 15” mid-range management plan, the goal of which is set for the year ending March 31, 2010. Komatsu is determined to produce achievements.

(1) Development of DANTOTSU Products

Komatsu is promoting the development of DANTOTSU products by taking advantage of Komatsu’s group-wide strengths, such as in-house capabilities to develop and produce key components including engines and hydraulic units which enable a substantial reduction of fuel consumption, IT applications as represented by KOMTRAX (Komatsu Machine Tracking System), and an autonomous haulage system for super-large dump trucks.

(2) Further Enhancement of Market Position in Greater Asia

Komatsu is going to further enhance its market position in Greater Asia especially by leading its competitors in product launchings, expanding local production, and further reinforcing sales and product support capabilities.

(3) Business Expansion in the Entire Value Chain**

In addition to expanding its parts business, Komatsu is working to expand businesses in the entire value chain. Specifically, Komatsu is also going to expand peripheral businesses in relation to construction and mining equipment, such as (1) services and remanufacturing, (2) retail finance, (3) rental and used equipment, (4) working gears (attachments) and forest machines by capitalizing on Komatsu group-wide areas of original technological edge and facilitating collaboration among different business operations.

(4) Establishment of Flexible Manufacturing Operations

By taking effective advantage of global sales, production, procurement and other operations, Komatsu is going to further enhance production flexibility in tune with demand changes and foreign exchange fluctuations. Komatsu is also going to share market information among distributors, plants and suppliers. In the short term, Komatsu is going to accurately incorporate such information into production, sales and inventory planning. In the medium term, Komatsu will accurately incorporate useful information into capital investment planning in order to ensure appropriate production capacity.

(5) Expansion of Utility Equipment Business

Komatsu is working further to generate synergy in production and development of forklift trucks and compact-construction equipment in order to enhance product competitiveness. Komatsu is also working to improve its position in the utility equipment industry and improve earnings by doubling its efforts in Greater Asia.

(6) Reinforcement of Industrial Machinery Business

Komatsu is working to further expand its industrial machinery business by generating more synergy with NIPPEI TOYAMA as a new member of Komatsu and by strengthening business, particularly in Greater Asia.

(7) Reduction of Fixed Costs

Komatsu has been working to reduce fixed costs since the commencement of the first-stage Reform of Business Structure project. Komatsu is working to further cut down fixed costs by applying IT to improve operations.

*	When the founder of Komatsu established the Company in 1921, he defined the guiding principles of the Company to be “overseas expansion,” “quality first,” “technology innovation,” and “human resource development.” Management believes that Komatsu’s strengths were built up by earlier generations of employees based on these principles in the course of Komatsu’s growth and these principles are still ingrained in the minds of Komatsu employees today. Management defines “The Komatsu Way” as Komatsu’s strengths, the beliefs that support the strengths, the basic attitude and patterns of behavior. Management is convinced that Komatsu can further enhance its reliability and continue to grow by all Komatsu employees sharing and passing on the Komatsu Way.

**	Values generated by business activities of Komatsu with its partners, i.e., distributors and suppliers, and customers.

Management has established the following financial targets for the mid-range management plan “Global Teamwork for 15”.

Targets for Fiscal Year Ending March 31, 2010
Operating income ratio	15% or above
ROE (Return on Equity) 1)	Keeping 20% level
Net debt-to-equity Ratio 2)	0.2 or below

Notes:

1) ROE = Net income for the fiscal year/[(shareholders’ equity at the beginning of the fiscal year + shareholders’ equity at the end of the fiscal year)/2]

2) Net debt-to-equity ratio = (interest-bearing debt – cash and cash equivalents – time deposits)/shareholders’ equity

<Premises>

Fiscal Year 2010
Guideline on net sales	¥2,400 billion (+/– ¥100 billion)
Guideline on exchange rates	¥110/1USD, ¥145/1EUR

C. Organizational Structure

As of March 31, 2008, the Company had 165 consolidated subsidiaries and 41 affiliates accounted for by the equity method. The following is a list of the principal consolidated subsidiaries as of March 31, 2008.

Name	Country of Incorporation	Ownership Interest (proportion of voting power held) (%)
Komatsu Utility Co., Ltd.	Japan	100.0
Komatsu Castex Ltd.	Japan	100.0
Komatsu Tokyo Ltd.	Japan	100.0
Komatsu Kinki Ltd.	Japan	100.0
Komatsu Nishi-Nihon Ltd.	Japan	100.0
Komatsu Used Equipment Corp.	Japan	100.0
Komatsu Rental Japan Ltd.	Japan	100.0
BIGRENTAL Co., Ltd.	Japan	57.9
Komatsu Industries Corporation	Japan	100.0
Komatsu Machinery Corporation	Japan	100.0
NIPPEI TOYAMA CORPORATION	Japan	93.7 (97.7)
Komatsu Logistics Corp.	Japan	100.0
Komatsu America Corp.	U.S.A.	100.0
Komatsu Latin-America Corp.	U.S.A.	100.0
Komatsu do Brasil Ltda.	Brazil	100.0
Komatsu Cummins Chile Ltda.	Chile	81.8
Komatsu Financial Limited Partnership	U.S.A.	100.0
Komatsu Europe International N.V.	Belgium	100.0
Komatsu UK Ltd.	U.K.	100.0
Komatsu Hanomag GmbH	Germany	100.0
Komatsu Mining Germany GmbH	Germany	100.0
Komatsu Deutschland GmbH	Germany	100.0
Komatsu France S.A.	France	100.0
Komatsu Utility Europe S.p.A.	Italy	100.0
Komatsu Italia S.p.A.	Italy	100.0
Komatsu Forest AB	Sweden	100.0
Komatsu CIS LLC	Russia	100.0
Komatsu Financial Europe N.V.	Belgium	100.0
Komatsu Southern Africa (Pty) Ltd.	South Africa	80.0
Komatsu Asia & Pacific Pte Ltd.	Singapore	100.0
PT Komatsu Indonesia	Indonesia	94.9
Bangkok Komatsu Co., Ltd.	Thailand	74.8
Komatsu Australia Pty. Ltd.	Australia	60.0
Komatsu (China) Ltd.	China	100.0
Komatsu (Changzhou) Construction Machinery Corp.	China	85.0
Komatsu Shantui Construction Machinery Co., Ltd.	China	60.0

Note: Proportion of ownership interest includes indirect ownership.

D. Property, Plants and Equipment

Komatsu’s manufacturing operations for the Construction and Mining Equipment operating segment are conducted in 49 plants, 13 of which are located in Japan. As of March 31, 2008, 29 principal plants (out of 49 plants) had an aggregate manufacturing floor space of 1,626 thousand square meters (17,504 thousand square feet). Komatsu uses additional floor space at such plants and elsewhere as laboratories, office space and employee housing and welfare facilities. Komatsu is capable of increasing production output at its manufacturing facilities by adjusting their manufacturing schedules.

Komatsu owns most of the manufacturing facilities and the land on which they are located. A portion of the properties owned by Komatsu is subject to mortgages or other types of liens. As of March 31, 2008, the net book value of the property owned by Komatsu was ¥491,146 million, of which ¥5,497 million was subject to encumbrances.

The name and location of Komatsu’s principal plants, their approximate aggregate floor space, and the principal products manufactured therein as of March 31, 2008 are as follows:

Name and Location	Floor Space		Principal products
	Thousand sq. meter	Thousand sq. ft
Japan:

Awazu Plant Komatsu, Ishikawa	233	2,508	Small- hydraulic excavators, small- and medium-sized wheel loaders, small- and medium-sized bulldozers, motor graders

Komatsu Plant Komatsu, Ishikawa	44	474	Large presses

Kanazawa Plant Kanazawa, Ishikawa	15	161	Large presses

Osaka Plant 1) Hirakata, Osaka	157	1,690	Medium- and large-sized hydraulic excavators, large bulldozers, recycling equipments

Oyama Plant 2) Oyama, Tochigi	201	2,164	Diesel engines, hydraulic equipment

Mooka Plant Mooka, Tochigi	80	861	Dump trucks, articulated dump trucks

Ibaraki Plant Hitachinaka, Ibaraki	40	431	Large wheel loaders, dump trucks

Koriyama Plant Koriyama, Fukushima	30	323	Hydraulic equipment

Komatsu Utility Co., Ltd. Oyama, Tochigi	75	807	Mini wheel loaders, forklift trucks
Kawagoe, Saitama	39	420	Mini excavators

Komatsu Castex Ltd. Himi, Toyama	69	743	Steel castings, iron castings, patterns for casting

NIPPEI TOYAMA CORPORATION
Nanto, Toyama	68	732	Transfer machines, machining centers, laser cutting machines
Yokosuka, Kanagawa	9	97	Semiconductor manufacturing equipment

The Americas

Komatsu America Corp.
Tennessee, U.S.A.	31	334	Medium-sized hydraulic excavators, articulated dump trucks
Quebec, Canada,	14	151	Small- and medium-sized wheel loaders
South Carolina, U.S.A.	18	194	Backhoe loaders, skid steer loaders
Illinois, U.S.A.	62	667	Large dump trucks

Hensley Industries, Inc. Texas, U.S.A.	18	194	Buckets, teeth, edges, adapters

Komatsu do Brasil Ltda. Suzano, São Paulo, Brazil	62	667	Medium-sized hydraulic excavators, small- and medium-sized wheel loaders, medium-sized bulldozers, motor graders

Europe

Komatsu UK Ltd. Birtley, UK	60	646	Medium- and large-sized hydraulic excavators

Komatsu Hanomag GmbH Hanover, Germany	77	829	Wheeled hydraulic excavator, small- and medium-sized wheel loaders, compactors

Komatsu Forest AB Umea, Sweden	12	129	Forestry equipment (wheel type)

Komatsu Mining Germany GmbH Düsseldorf, Germany	23	248	Super-large hydraulic excavators

Komatsu Utility Europe S.p.A. Este, Italy	43	463	Mini excavators, backhoe loaders, skid steer loaders

Asia (excluding Japan) and Oceania

PT Komatsu Indonesia Jakarta, Indonesia	55	592	Medium-sized hydraulic excavators, small- and medium-sized wheel loaders, small- and medium-sized bulldozers, motor graders, dump trucks

PT Komatsu Undercarriage Indonesia Bekasi, Indonesia	12	129	Undercarriage components and spare parts

Komatsu (Changzhou) Construction Machinery Corporation Jiangsu, China	16	172	Medium-sized hydraulic excavators, medium-sized wheel loaders, dump trucks

Komatsu Shantui Construction Machinery Co., Ltd. Shandong, China	39	420	Small- and medium-sized hydraulic excavators

Bangkok Komatsu Co. Ltd. Chonburi, Thailand	24	258	Medium-sized hydraulic excavators, backhoe loaders

Notes:

1)	The floor space of the Rokko plant is included in the floor space figure.

2)	Komatsu Cummins Engine Co., Ltd. and a portion of Komatsu Castex Ltd. are located at the Oyama Plant of the Company.

The head office of the Company is located in a ten-story office building in Tokyo, Japan which Komatsu owns. Komatsu considers that its manufacturing plants and other facilities are well maintained and believes that its plant capacity is adequate for its current operating requirements. To the best of management’s knowledge, management does not believe that there are any significant environmental issues that may materially affect Komatsu’s utilization of its assets.

Plans for the Construction, Expansion and Improvement of Facilities

Komatsu conducts various businesses in Japan and overseas. While the details of future capital investment plans to install new and more efficient equipment and to dispose of obsolete equipment had not been decided as of March 31, 2008, as of the filing date of this annual report, Komatsu plans to make capital investments of approximately ¥178,000 million in the fiscal year ending March 31, 2009.

The amount of capital investment expected to be made in the fiscal year ending March 31, 2009, the principal investment objectives and the sources of funding by operating segment are set forth in the below table. From the fiscal year ending March 31, 2009, Komatsu has reclassified its business segments into the following two operating segments: (1) Construction, Mining and Utility Equipment and (2) Industrial Machinery and Others. Accordingly, plans for capital investments have been made using these new operating segments.

Operating Segment	Approximate expected capital investment amount in the fiscal year ending March 31, 2009 (Millions of Yen)	Principal investment objectives	Sources of funding
Construction, Mining and Utility Equipment	169,000	To increase production capacity and to develop and manufacture new products, etc.	Funds on hand, bank borrowings, etc.
Industrial Machinery and Others	9,000	To increase production capacity, to renew obsolete equipment and to increase operating efficiency, etc.	Funds on hand, bank borrowings, etc.
Total	178,000

Note: Capital investment amounts exclude consumption tax, etc.

In the Construction, Mining and Utility Equipment operating segment, Komatsu plans to make investments that would increase production capacity for key components and materials, and reallocate its production resources in an effort to utilize its production facilities on a global basis. In addition, Komatsu will continue to invest in the development and production of DANTOTSU products as well as products that comply with engine emissions standards. In the Industrial Machinery and Others operating segment, Komatsu plans to invest capital to increase production capacity, increase operational efficiency and renew obsolete equipment.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview

The following discussion and analysis provides information that Komatsu’s management believes to be relevant in understanding Komatsu’s consolidated financial condition and results of operations. For the convenience of the reader, Japanese yen amounts have been converted to U.S. dollar amounts at the rate of ¥100 to U.S.$1.00, the approximate buying rate of Japanese yen as of noon on March 31, 2008 in New York City as reported by the Federal Reserve Bank of New York.

Komatsu’s Business

Komatsu is a global organization engaged primarily in the manufacturing, development, marketing and sale of industrial-use equipment and products. Beginning in the fiscal year ended March 31, 2008, Komatsu reclassified its business segments into the following two operating segments: (1) Construction and Mining Equipment and (2) Industrial Machinery, Vehicles and Others. Historically, Komatsu’s business consisted of three operating segments: (1) Construction and Mining Equipment, (2) Industrial Machinery, Vehicles and Others and (3) Electronics. Starting in the fiscal year ended March 31, 2008, however, Komatsu reclassified its electronics related business as a part of the Industrial Machinery, Vehicles and Others operating segment, as opposed to an independent segment. Komatsu’s management believes that this reclassification realigned Komatsu’s operating segments in a manner that is consistent with the way in which they now manage their business. Figures for the Industrial Machinery, Vehicles and Others operating segment have been retrospectively adjusted for the prior fiscal years to reflect this reclassification.

Sales for the fiscal year ended March 31, 2008 in the Construction and Mining Equipment operating segment and the Industrial Machinery, Vehicles and Others operating segment accounted for approximately 84.6% and 15.4% of consolidated net sales, respectively. Of the consolidated net sales for the fiscal year ended March 31, 2008, 22.5% of net sales were derived from sales to customers located in Japan, and 77.5% of net sales were derived from sales to customers located outside of Japan. For additional information about Komatsu’s products, competitive position, organizational structure and property, plant and equipment, see Item 4. Information on the Company.

The average exchange rate between the Japanese yen and the U.S. dollar was ¥113.61 for the fiscal year ended March 31, 2008 and ¥116.55 for the fiscal year ended March 31, 2007. For additional discussion on the effect of foreign currency exchange rate fluctuations on Komatsu’s business, see “Risk Factors” in Item 3.D. Key Information and “Comparison of Fiscal Years ended March 31, 2008 and 2007” in Item 5.A. Operating Results.

General Overview

During the fiscal year ended March 31, 2008, the expansion of the world economy lost speed compared to the previous fiscal years. Economic activities in economically advanced regions decelerated sharply in the second half of the fiscal year ended March 31, 2008, mainly due to the effects of the subprime mortgage crisis on the financial markets and financial institutions. In North America, residential investments decreased and consumption and business investments slowed down, affected by the tighter lending conditions that resulted after a period of turbulence in the financial markets in August 2007. While the Western European economy continued to expand for most of the fiscal year, growth decelerated towards the end of the fiscal year as consumer and business confidence fell in response to the dislocation of the financial sector and the impact of rising oil prices. In Japan, the economy remained resilient and robust exports supported by strong demand from Asia and Europe fueled economic growth. Despite the overall resilience of the Japanese economy, residential investments continued to slump following the tightening of Japanese building standards in June 2007 and household spending remained weak. By contrast, the newly-developing economies were less affected by the turbulence in the financial markets described above and continued to grow robustly, led particularly by China and India. Despite the slow-down in growth in economically advanced regions, the commodity markets remained strong mainly driven by robust demand from newly-developing economies, which accounted for much of the increase in worldwide, commodity consumption in recent years. The sharp increase in commodity prices boosted exports, foreign direct investment and domestic investment in commodity-exporting countries in Africa and Latin America, as well as oil exporting countries in the Middle East.

Summary of Operating Results

Komatsu’s consolidated business results for the fiscal year ended March 31, 2008 continued to post record-high figures in both net sales and operating income, registering the sixth consecutive year of improvement in these two figures. Consolidated net sales for the fiscal year ended March 31, 2008 increased by 18.5% from the fiscal year ended March 31, 2007 to ¥2,243,023 million (U.S.$22,430 million) due primarily to increased net sales in the Construction and Mining Equipment operating segment. In the Construction and Mining Equipment operating segment, Komatsu once again recorded an increase in net sales for the fiscal year ended March 31, 2008 by effectively capitalizing on the increase in market demand in such equipment resulting from expanded activity in the areas of resource and infrastructure development around the world. While market demand in construction and mining equipment in North America continued to weaken due to an economic slowdown, which in part was facilitated by the subprime mortgage crisis in the U.S., worldwide market demand for construction and mining equipment increased against the backdrop of thriving resource development activities around the world and infrastructure development activities particularly in newly-developing markets. Steady sales growth in the Industrial Machinery, Vehicles and Others operating segment, which reflects continuing sales improvements in the industrial machinery business due primarily to increased capital investments by the automobile sector on a worldwide basis, also contributed to the increase in consolidated net sales. In addition, the net sales increase in the forklift truck business due primarily to increased sales in Greater Asia also contributed to the sales growth in the Industrial Machinery, Vehicles and Others operating segment.

Operating income for the fiscal year ended March 31, 2008 was ¥332,850 million (U.S.$3,329 million), which increased by 36.0% as compared to the fiscal year ended March 31, 2007. This increase in operating income was largely due to positive factors such as (1) increased sales, (2) the realization of sales at higher prices, (3) lower manufacturing costs and (4) beneficial changes in foreign exchange rates, which outweighed negative factors such as higher purchase prices of steel materials, tires and other purchased parts and higher fixed expenses related to research and development activities and reinforcement of Komatsu’s sales and product support services.

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2008 increased by 36.2% from the fiscal year ended March 31, 2007 to ¥322,210 million (U.S.$3,222 million).

Net income for the fiscal year ended March 31, 2008 increased by 26.8% to ¥208,793 million (U.S.$2,088 million) from the fiscal year ended March 31, 2007.

Key Management Indices

Komatsu’s management uses the following six financial indicators to assess its financial condition and results of operations: (1) net sales, (2) segment profit, (3) operating income, (4) operating income ratio, (5) return on equity ratio (“ROE”) and (6) net debt-to-equity ratio (“Net DER”). Set forth below are the results for the fiscal years ended March 31, 2008 and 2007.

Management considers segment profit, which is determined in a manner that is consistent with Japanese accounting principles, to be one of its key management indices because it enables management to evaluate financial data for each operating and geographic segment separately, without the effect of nonrecurring events and other factors unrelated to business activities, such as impairment loss or interest income/expense. Based on such evaluation of financial data for each operating and geographic segment, management assesses the performance of each such operating and geographic segment and determines how to allocate resources to each such segment.

Management Indices	Results for Fiscal Year Ended March 31,		Percentage Change
	2008	2007	2008 vs. 2007
Net Sales	¥2,243,023 million	¥1,893,343 million	18.5%
Segment Profit 1)	¥334,586 million	¥249,746 million	34.0%
Operating Income	¥332,850 million	¥244,741 million	36.0%
Operating Income Ratio 2)	14.8%	12.9%	1.9 points
ROE 3)	25.1%	23.5%	1.6 points
Net DER 4)	0.39	0.33	0.06

Notes:

1)	Segment Profit = Net Sales – {(Cost of Sales) + (Selling, General and Administrative Expenses)}

Segment Profit is determined in a manner that is consistent with Japanese accounting principles.

2)	Operating Income Ratio = Operating Income/Net Sales

3)	ROE = Net Income for the fiscal year/{(Shareholders’ Equity at the beginning of the fiscal year) + (Shareholders’ Equity at the end of the fiscal year)/2}

4)	Net DER = (Interest-bearing Debt – Cash and Cash Equivalents – Time Deposits)/Shareholders’ Equity

As discussed under Item 4.B. Business Overview, MANAGEMENT POLICY AND STRATEGIES, one of the goals of Komatsu’s “Global Teamwork for 15” mid-range management plan is to (1) achieve an operating income ratio of 15% or more, (2) maintain its ROE at the 20% level and (3) decrease its Net DER to 0.2 or lower by no later than March 31, 2010.

Net Sales

Consolidated net sales for the fiscal year ended March 31, 2008 increased by 18.5% to ¥2,243,023 million (U.S.$22,430 million) as compared to the fiscal year ended March 31, 2007. This increase was primarily due to increased sales in the Construction and Mining Equipment operating segment. Steady growth in the Industrial Machinery, Vehicles and Others operating segment also contributed to the increase in consolidated net sales. In the Construction and Mining Equipment operating segment, sales continued to increase for the fiscal year ended March 31, 2008 as Komatsu captured the expanded market demand for construction and mining equipment resulting from increased demand for commodities and increased infrastructure development activities around the world. In the Industrial Machinery, Vehicles and Others operating segment, sales increased as mainly Komatsu effectively took advantage of increased capital investments by the automobile sector on a worldwide basis.

Segment Profit

Consolidated segment profit for the fiscal year ended March 31, 2008 increased by 34.0% to ¥334,586 million (U.S.$3,346 million) as compared to the fiscal year ended March 31, 2007. This increase was due primarily to increased segment profit for the Construction and Mining Equipment operating segment, which was supported by (1) increased sales, (2) the realization of sales at higher prices, (3) lower manufacturing costs and (4) beneficial changes in foreign exchange rates. Segment profit is determined in a manner that is consistent with Japanese accounting principles.

Operating Income, Operating Income Ratio

Operating income for the fiscal year ended March 31, 2008 increased by 36.0%, or ¥88,109 million, to ¥ 332,850 million (U.S.$3,329 million) from ¥244,741 million recorded for the fiscal year ended March 31, 2007 due primarily to (1) increased sales, (2) the realization of sales at higher prices, (3) lower manufacturing costs and (4) beneficial changes in foreign exchange rates.

Operating income ratio for the fiscal year ended March 31, 2008 increased by 1.9 percentage points to 14.8% from 12.9% for the fiscal year ended March 31, 2007.

ROE

Net income in the fiscal year ended March 31, 2008 increased by 26.8% to ¥208,793 million (U.S.$2,088 million) compared with the fiscal year ended March 31, 2007 due primarily to the increase in operating income. As a result, ROE for the fiscal year ended March 31, 2008 increased by 1.6 percentage points to 25.1% from 23.5% in the fiscal year ended March 31, 2007.

Net DER

Komatsu’s aggregate interest-bearing debt as of March 31, 2008 was ¥452,095 million (U.S.$4,521 million), which increased by ¥103,021 million in the fiscal year ended March 31, 2008 as compared to the fiscal year ended March 31, 2007, due mainly to new additions of consolidated subsidiaries, including NIPPEI TOYAMA and BIGRENTAL Co., Ltd, (“BIGRENTAL”), a construction equipment rental company having a substantial market share of the rental market with a strong business presence in the Tohoku and northern Kanto regions.

Net interest-bearing debt after deducting cash and deposits also increased by ¥93,167 million to ¥349,988 million (U.S.$3,500 million) in the fiscal year ended March 31, 2008. As a result, Net DER for the fiscal year ended March 31, 2008 increased to 0.39 from 0.33 for the fiscal year ended March 31, 2007.

Critical Accounting Policies

Komatsu prepares its consolidated financial statements in conformity with U.S. GAAP. Komatsu’s management consistently makes certain estimates and judgments that Komatsu believes are reasonable based upon available information. These estimates and judgments affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of income and expenses during the periods presented, and the disclosed information regarding contingent liabilities and debts. These estimates and judgments are based on Komatsu’s historical experience, terms of existing contracts, Komatsu’s observance of trends in the industry, information provided by its customers and information available from other outside sources, as appropriate.

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

(1) Allowance for Doubtful Receivables

Komatsu estimates the collectability of its trade receivables taking into consideration numerous factors including the current financial position by each customer. Komatsu establishes an allowance for expected losses based on individual credit information, historical experience and assessment of overdue receivables. Komatsu continually analyzes data obtained from internal and external sources in order to become familiar with customers’ credit situations. Since Komatsu’s historical loss experiences have fallen within their original estimates and established provisions, Komatsu’s management believes its allowance for doubtful receivables to be adequate. If the composition of Komatsu’s trade receivable were to change or the financial position of each customer were to change due to an unexpected significant shift in the economic environment, it is possible that the accuracy of its estimates could be affected and thus its financial position and results of operations could be materially affected. For additional information, see Note 5 to the Consolidated Financial Statements.

(2) Deferred Income Tax Assets and Uncertain Tax Positions

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

Benefit derived from uncertain tax positions is recognized when the tax position meets the more-likely-than-not recognition threshold based on technical merits of the position. Any benefit is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement with appropriate taxing authority. Komatsu assesses the likelihood of sustaining such tax positions at each reporting date, with any changes in estimate reflected in the period such changes occur, until such time as the positions are effectively settled.

While Komatsu’s management believes that all deferred tax assets after adjustments for valuation allowance will be realized and all material uncertain tax positions will be successfully sustained, Komatsu may need to adjust its deferred tax assets or valuation allowance or reserve for unrecognized tax benefits if its estimates differ from actual results due to poor operating results and lower future taxable income than the estimated taxable income or interpretation by relevant tax authorities. These adjustments to the valuation allowance or recognized tax benefits could materially affect Komatsu’s financial position and results of operations. For additional information, see Note 16 to the Consolidated Financial Statements.

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

If the carrying amount of an asset exceeds its future undiscounted cash flow and such asset is considered unrecoverable and identified as an impaired asset, Komatsu recognizes an impairment loss based on the amount by which the carrying amount of the asset exceeds its fair value. Fair value is measured based on the asset’s future discounted cash flow, and the rate used to discount such cash flow is the weighted average capital cost reflecting the fluctuation risk of future cash flow in the capital markets. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less costs of sales. Fair value is measured based on the discounted cash flow model or an independent appraisal.

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

In the case of a decrease in market price, in periodically assessing other-than-temporary impairment of marketable investment securities, Komatsu considers the period and amount of its decline, and the financial conditions and prospects of each subject company. If the market price for marketable investment securities declines below Komatsu’s acquisition cost and such condition extends for more than six months, Komatsu considers the decline to be other-than-temporary and recognizes impairment of such marketable investment securities. In assessing other-than-temporary impairment of non-marketable investment securities, Komatsu considers the financial conditions and prospects of each subject company and other relevant factors. While Komatsu believes that there are no major impairments of its investment securities at present, if the performance and business conditions of a subject company deteriorates due to a change in business circumstances, Komatsu may recognize an impairment of its investment securities.

(5) Pension Liabilities and Expenses

The amount of Komatsu’s pension obligations and net period pension costs are dependent on certain assumptions used to calculate such amounts. These assumptions are described in Note 13 to the Consolidated Financial Statements and include the discount rate, expected rate of return on plan assets and rates of increase in compensation. In accordance with U.S. GAAP, actual results that differ from these assumptions are accumulated and amortized over future service years of employees and therefore generally affect Komatsu’s recognized expenses and recorded obligations during such future periods.

The average of discount rates adopted by the Company and subsidiaries in Japan to determine net periodic benefit cost was 1.9% and 2.0% for the fiscal years ended March 31, 2008 and 2007, respectively. The average of discount rates adopted by subsidiaries outside Japan was 5.6% and 5.3% for the fiscal years ended March 31, 2008 and 2007, respectively. The discount rate is determined based on the rates of return of high-quality fixed income investments currently available and expected to be available until the maturity of the pension benefits.

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

Recent Accounting Standards Not Yet Adopted

In September 2006, Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective from the fiscal period beginning after November 15, 2007 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2008. In February 2008, FASB issued FASB Staff Position No. FAS 157-1, “Application of SFAS No.157 to SFAS No.13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and No. FAS 157-2, “Effective Date of SFAS No. 157” which partially delay the effective date of SFAS No. 157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope. Komatsu is currently evaluating the effect that the adoption of SFAS No. 157 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115.” SFAS No. 159 permits entities the option to choose to measure certain financial assets and liabilities at fair value. The unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings. SFAS No. 159 is effective from the fiscal period beginning after November 15, 2007 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2008. Komatsu is currently evaluating the effect that the adoption of SFAS No. 159 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

In December 2007, FASB issued SFAS No. 141 (revised 2007) (“SFAS No. 141R”), “Business Combinations.” SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired or gained from a bargain purchase. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141R is effective from the fiscal period beginning on or after December 15, 2008 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2009. Komatsu is currently evaluating the effect that the adoption of SFAS No. 141R will have on its consolidated results of operations and financial condition.

In December 2007, FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the controlling and noncontrolling interests and requires the separate disclosure of income attributable to controlling and noncontrolling interests. SFAS No. 160 is effective from the fiscal period beginning on or after December 15, 2008 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2009.

Comparison of the Fiscal Years ended March 31, 2008 and 2007

The following tables set forth selected consolidated financial and operating data, including numerical data expressed as a percentage of total consolidated net sales for the periods indicated, and the changes in each consolidated financial line item between the indicated fiscal years.

Consolidated Statements of Income

	Millions of Yen				Percentage change	Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2008		2007		2008 vs. 2007	2008
Net sales	¥2,243,023	100.0%	¥1,893,343	100.0%	18.5%	$22,430

Cost of sales	1,590,963	70.9%	1,356,511	71.6%	17.3%	15,910

Selling, general and administrative expenses	317,474	14.2%	287,086	15.2%	10.6%	3,175

Impairment loss on long-lived assets held for use	2,447	0.1%	81	0.0%		24

Impairment loss on goodwill	2,870	0.1%	—	—	—	29

Other operating income (expenses)	3,581	0.1%	(4,924)	-0.3%	-172.7%	36

Operating income	332,850	14.8%	244,741	12.9%	36.0%	3,329

Other income (expenses)	(10,640)		(8,250)		29.0%	(106)
Interest and dividend income	10,265		8,532		20.3%	103
Interest expense	(16,699)		(15,485)		7.8%	(167)
Other-net	(4,206)		(1,297)			(42)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	322,210	14.4%	236,491	12.5%	36.2%	3,222

Income taxes
Current	104,142		76,102			1,041
Deferred	11,652		3,643			117
Total	115,794	5.2%	79,745	4.2%	45.2%	1,158

Income from continuing operations before minority interests and equity in earnings of affiliated companies	206,416	9.2%	156,746	8.3%	31.7%	2,064

Minority interests in income of consolidated subsidiaries	(9,435)		(6,580)			(94)

Equity in earnings of affiliated companies	6,845		3,098			68

Income from continuing operations	203,826	9.1%	153,264	8.1%	33.0%	2,038

Income from discontinued operations less applicable income taxes	4,967	0.2%	11,374	0.6%	-56.3%	50

Net income	¥208,793	9.3%	¥164,638	8.7%	26.8%	$2,088

	Yen				U.S. dollars
Per share data
Income from continuing operations:
Basic	¥204.88		¥154.25			$2.05
Diluted	204.61		153.97			2.05

Income from discontinued operations:
Basic	4.99		11.45			0.05
Diluted	4.98		11.43			0.05

Net income:
Basic	209.87		165.70			2.10
Diluted	209.59		165.40			2.10

Cash dividends per share	¥38.00		¥23.00			$0.38

	Millions of Yen				Percentage change	Millions of U.S. dollars
	Fiscal Years Ended March 31,				2008 vs. 2007	2008
	2008		2007
Segment profit	334,586	14.9%	249,746	13.2%	34.0%	$3,346

Notes:

1)	In the fiscal year ended March 31, 2007, Komatsu disposed of its majority interest in KEM. In the fiscal year ended March 31, 2008, Komatsu sold the OPE business of Komatsu Zenoah Co. and its subsidiaries. As a result, operating results and the gain recognized on the sale of KEM and its subsidiaries as well as the OPE business of Komatsu Zenoah Co. and its subsidiaries are presented as “Income from discontinued operations less applicable income taxes.”

2)	Segment profit is determined in a manner that is consistent with Japanese accounting principles. Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.

Net Sales

Consolidated net sales for the fiscal year ended March 31, 2008 increased by 18.5%, or ¥349,680 million, to ¥2,243,023 million (U.S.$22,430 million) from ¥1,893,343 million for the fiscal year ended March 31, 2007. For the sixth consecutive fiscal year, Komatsu recorded increased net sales. The 18.5% increase was primarily due to increased sales in the Construction and Mining Equipment operating segment. Steady increase in sales in the Industrial Machinery, Vehicles and Others operating segment also contributed to the 18.5% increase in consolidated net sales.

For the fiscal year ended March 31, 2008, net sales to customers in the Construction and Mining Equipment operating segment increased by 21.0%, or ¥329,897 million, as compared to the fiscal year ended March 31, 2007. While market demand in construction and mining equipment in North America continued to weaken due to an economic slowdown, which in part was facilitated by the subprime mortgage crisis in the U.S., worldwide market demand for construction and mining equipment increased against the backdrop of thriving resource development activities around the world and infrastructure development activities particularly in newly-developing markets.

In addition, net sales to customers in the Industrial Machinery, Vehicles and Others operating segment increased by 6.1%, or ¥19,783 million, as compared to the fiscal year ended March 31, 2007. This increase was primarily due to increased sales in sheet metal and press machines, which reflected increased capital investments by the automobile sector on a worldwide basis. Improved sales in the forklift truck business, particularly in Greater Asia, also contributed to the increase in consolidated net sales. See discussion in the operating segments provided below for additional information.

Cost of Sales

Cost of sales on a consolidated basis increased by 17.3%, or ¥234,452 million, to ¥1,590,963 million (U.S.$15,910 million) for the fiscal year ended March 31, 2008 from ¥1,356,511 million for the fiscal year ended March 31, 2007, due primarily to increased sales. While higher purchase prices of steel materials, tires and other purchased parts also increased the cost of sales by approximately ¥18,800 million, Komatsu improved cost of sales to sales ratio per product unit by improving production efficiency in several ways, such as by shortening the manufacturing time of certain products by utilizing newer equipment and achieving an optimal layout in its facilities. Such manufacturing cost reduction efforts contributed to a 0.7 percentage point decrease in the cost of sales to sales ratio to 70.9% for the fiscal year ended March 31, 2008 from 71.6% for the fiscal year ended March 31, 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses rose by 10.6% for the fiscal year ended March 31, 2008 to ¥317,474 million (U.S.$3,175 million) from ¥287,086 million for the fiscal year ended March 31, 2007, primarily due to higher direct selling expenses, such as shipping and handling costs and sales commissions, which resulted principally from increased sales. Other factors that contributed to the increase in selling, general and administrative expenses included increased fixed expenses associated with Komatsu’s efforts to reinforce its research and development, sales and product support and services structures, safety and environmental management systems, and regulatory compliance programs relating to environmental and other regulations. In particular, research and development expenses, a substantial portion of which is included in selling, general and administrative expenses, rose by 7.3% for the fiscal year ended March 31, 2008 to ¥49,673 million, due mainly to research and development activities relating to the Construction and Mining Equipment operating segment, such as the development of new DANTOTSU products and next generation engines that comply with newly adopted emissions regulations that will become effective in the near future.

Impairment loss on long-lived assets held for use

Consolidated impairment loss on long-lived assets held for use for the fiscal year ended March 31, 2008 increased by ¥2,366 million, to ¥2,447 million (U.S.$24 million) as compared to ¥81 million for the fiscal year ended March 31, 2007. This increase was due primarily to an impairment loss on intangible assets allocated to a reporting unit in North America that is engaged in the forestry equipment business, which is included in the Construction and Mining Equipment operating segment.

Impairment loss on goodwill

Consolidated impairment loss on goodwill for the fiscal year ended March 31, 2008 was ¥2,870 million (U.S.$29 million) while Komatsu recognized no impairment loss on goodwill for the fiscal year ended March 31, 2007. Komatsu recognized an impairment loss of ¥2,870 on goodwill allocated to a reporting unit in North America that is engaged in the forestry equipment business, which is included in the Construction and Mining Equipment operating segment, due to an unfavorable business circumstance where the reporting unit was located.

Operating Income

Consolidated operating income for the fiscal year ended March 31, 2008 increased by 36.0%, or ¥88,109 million, to ¥332,850 million (U.S.$3,329 million) as compared to ¥244,741 million for the fiscal year ended March 31, 2007. This increase in operating income was largely due to positive factors such as (1) increased sales, (2) the realization of sales at higher prices, (3) lower manufacturing costs and (4) beneficial changes in foreign exchange rates, which outweighed negative factors such as higher purchase prices of steel materials, tires and other purchased parts and higher fixed expenses related to research and development activities and reinforcement of Komatsu’s sales and product support services. As a result, operating income ratio for the fiscal year ended March 31, 2008 increased by 1.9 percentage points to 14.8% from 12.9% for the fiscal year ended March 31, 2007 due primarily to improved gross margin.

Other Income (Expenses)

Consolidated other expenses for the fiscal year ended March 31, 2008 increased by 29.0%, or ¥2,390 million, to ¥10,640 million (U.S. $106 million) as compared to ¥8,250 million for the fiscal year ended March 31, 2007. This increase was due primarily to foreign exchange losses, which increased by ¥2,544 million to ¥3,467 million as compared to ¥923 million for the fiscal year ended March 31, 2007. Interest expense for the fiscal year ended March 31, 2008 increased by 7.8%, or ¥1,214 million, to ¥16,699 million as compared to ¥15,485 million for the fiscal year ended March 31, 2007. Interest and dividend income for the fiscal year ended March 31, 2008 increased by 20.3%, or ¥1,733 million, to ¥10,265 million as compared to ¥8,532 million for the fiscal year ended March 31, 2007, and partially offset the increase in interest expenses.

Income from Continuing Operations Before Income Taxes, Minority Interests and Equity in Earnings of Affiliated Companies

As a result of the above factors, consolidated income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2008 increased by 36.2%, or ¥85,719 million, to ¥322,210 million (U.S.$3,222 million) as compared to ¥236,491 million for the fiscal year ended March 31, 2007.

Total Income Taxes

Total consolidated income taxes for the fiscal year ended March 31, 2008 increased by ¥36,049 million to ¥115,794 million (U.S.$1,158 million) from ¥79,745 million for the fiscal year ended March 31, 2007. The actual effective tax rate for the fiscal year ended March 31, 2008 increased to 35.9% from 33.7% for the fiscal year ended March 31, 2007. The difference between the Japanese statutory tax rate of 40.8% and the actual effective tax rate of 35.9% was caused by income of foreign subsidiaries taxed at a rate lower than the Japanese statutory tax rate and a realization of previously reserved tax benefits on operating losses of subsidiaries, which were offset in part by non-deductible expenses. For additional information, see Note 16 to the Consolidated Financial Statements.

Income from Continuing Operations Before Minority Interests and Equity in Earnings of Affiliated Companies

As a result of the above factors, consolidated income from continuing operations before minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2008 increased by ¥49,670 million to ¥206,416 million (U.S.$2,064 million) as compared to ¥156,746 million for the fiscal year ended March 31, 2007.

Minority Interests in Income of Consolidated Subsidiaries

Minority interests in income of consolidated subsidiaries for the fiscal year ended March 31, 2008 increased by ¥2,855 million to ¥9,435 million (U.S.$94 million) as compared to ¥6,580 million for the fiscal year ended March 31, 2007. Minority interests in income of consolidated subsidiaries increased mainly as a result of the improved earnings recorded primarily by subsidiaries in the Construction and Mining Equipment operating segment, such as Komatsu Australia Pty Ltd. and Komatsu Shantui Construction Machinery Co., Ltd.

Equity in Earnings of Affiliated Companies

Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2008 increased by ¥3,747 million to ¥6,845 million (U.S.$68 million) as compared to ¥3,098 million for the fiscal year ended March 31, 2007, due to improved earnings recorded by affiliated companies held under the equity accounting method, such as L&T-Komatsu Limited, and the addition of new affiliated companies held under the equity method, such as NIPPEI TOYAMA (before it became a consolidated subsidiary in March 2008).

Income from Continuing Operations

As a result of the above, consolidated income from continuing operations for the fiscal year ended March 31, 2008 increased by 33.0%, or ¥50,562 million, to ¥203,826 million (U.S.$2,038 million) as compared to ¥153,264 million for the fiscal year ended March 31, 2007.

Income from Discontinued Operations Less Applicable Income Taxes

Consolidated income from discontinued operations less applicable income taxes for the fiscal year ended March 31, 2008 decreased by 56.3%, or ¥6,407 million, to ¥4,967 million (U.S.$50 million) as compared to ¥11,374 million for the fiscal year ended March 31, 2007. The total amount of consolidated income from discontinued operations less applicable income taxes for the fiscal year ended March 31, 2008 consisted entirely of the gain recognized from the sale of the OPE business of Komatsu Zenoah Co. and its subsidiaries.

Net Income

As a result of the above factors, Komatsu’s consolidated net income for the fiscal year ended March 31, 2008 increased by 26.8%, or ¥44,155 million, to ¥208,793 million (U.S.$2,088 million) as compared to ¥164,638 million for the fiscal year ended March 31, 2007. Accordingly, basic net income per share rose to ¥209.87 for the fiscal year ended March 31, 2008 from ¥165.70 for the fiscal year ended March 31, 2007. Diluted net income per share rose to ¥209.59 for the fiscal year ended March 31, 2008 from ¥165.40 for the fiscal year ended March 31, 2007.

Segment Profit

Segment profit, which is one of Komatsu’s key management indices, is determined in a manner that is consistent with Japanese accounting principles by subtracting cost of sales and selling, general and administrative expenses from net sales. Komatsu considers segment profit to be one of its key management indices because it enables management to evaluate financial data for each operating and geographic segment separately, without the effect of nonrecurring events and other factors unrelated to business activities, such as impairment loss or interest income/expense. Based on such evaluation of financial data for each operating and geographic segment, management assesses the performance of each such operating and geographic segment and determines how to allocate resources to each such segment.

Segment profit on a consolidated basis increased by 34.0%, or ¥84,840 million, to ¥334,586 million (U.S.$3,346 million) for the fiscal year ended March 31, 2008 from ¥249,746 million for the fiscal year ended March 31, 2007, due primarily to increased segment profit for the Construction and Mining Equipment operating segment. A slight increase in segment profit for the Industrial Machinery, Vehicles and Others operating segment also contributed to the increase in segment profit on a consolidated basis. For information regarding segment profit by operating segments and geographic segments, see “Performance by Operating Segments” and “Performance by Geographic Segments (based on the geographic origin of the seller)” below.

Performance by Operating Segments

The following table indicates net sales and segment profit broken down by operating segments for the fiscal years ended March 31, 2008 and 2007. In evaluating the financial data for each operating segment, Komatsu’s management considers sales by the location of its customers to be particularly helpful for the Construction and Mining Equipment operating segment, its primary operating segment. Accordingly, in addition to providing performance information by operating segment, the below table and related discussion provide information regarding sales in the Construction and Mining Equipment operating segment broken down by geographic locations of Komatsu’s customer. Performance information by geographic segments (which are separately identified by management), which provides performance information based on the geographic location of the seller (as opposed to the customer), is provided under “Performance by Geographic Segments (based on the geographic origin of the seller).”

Performance by Operating Segments

	Millions of Yen		Percentage Change	Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2008	2007	2008 vs. 2007	2008
Net sales:
Construction and Mining Equipment
Customers	¥1,897,620	¥1,567,723	21.0%	$18,976
Japan	¥288,631	¥282,596	2.1%	$2,886
Americas	481,283	480,193	0.2%	4,813
Europe and CIS	414,254	311,808	32.9%	4,143
China	175,934	108,392	62.3%	1,759
Asia (excluding Japan, China) and Oceania	316,728	229,881	37.8%	3,167
Middle East and Africa	220,790	154,853	42.6%	2,208
Intersegment	26,285	20,253	29.8%	263

Total	1,923,905	1,587,976	21.2%	19,239

Industrial Machinery, Vehicles and Others
Customers	345,403	325,620	6.1%	3,454
Intersegment	110,240	97,743	12.8%	1,102

Total	455,643	423,363	7.6%	4,556

Elimination	(136,525)	(117,996)	15.7%	(1,365)

Consolidated Net Sales	¥2,243,023	¥1,893,343	18.5%	22,430

Segment Profit:
Construction and Mining Equipment	¥304,385	¥220,606	38.0%	3,044

Industrial Machinery, Vehicles and Others	33,727	32,695	3.2%	337

Total	338,112	253,301	33.5%	3,381

Corporate expenses and elimination	(3,526)	(3,555)	-0.8%	(35)

Consolidated Segment Profit	¥334,586	¥249,746	34.0%	$3,346

Notes:

1)	Transfers between segments are made at estimated arm’s-length prices.

2)	From the fiscal year ended March 31, 2008, Komatsu reclassified its operating segments into two operating segments from three operating segments. Accordingly, the financial data for the fiscal year ended March 31, 2007 in the above table have been retrospectively reclassified using the new operating segments.

3)	Segment profit is determined in a manner that is consistent with Japanese accounting principles. Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.

Construction and Mining Equipment

Net sales

Consolidated net sales to customers in the Construction and Mining Equipment operating segment for the fiscal year ended March 31, 2008 increased by 21.0%, or ¥329,897 million, to ¥1,897,620 million (U.S.$18,976 million) as compared to ¥1,567,723 million for the fiscal year ended March 31, 2007. As demand for construction and mining equipment manufactured by Komatsu continued to expand, Komatsu not only introduced new DANTOTSU models and increased sales of DANTOTSU products, which feature superior performance in fuel consumption and other areas, but also realized sales of its products at higher prices and strengthened its product support capability for products. In response to the increased demand for Komatsu’s equipment, Komatsu took steps to further increase its production capacities by commencing plans to construct new facilities in Japan for manufacturing key components and new assembly plants, particularly in Asia, in concert with supplier partners.

Net sales to customers in Japan (based on sales destination) for the fiscal year ended March 31, 2008 increased by 2.1%, or ¥6,035 million, to ¥288,631 million (U.S.$2,886 million) as compared to ¥282,596 million for the fiscal year ended March 31, 2007. In the fiscal year ended March 31, 2008, public-sector investments remained weak in Japan and the demand for new equipment declined around the middle of the fiscal year resulting from a drop in housing construction in light of the tightening of the Japanese building standards. Despite such circumstances, an increase in demand for new equipment by customers who wished to replace their existing equipment, together with Komatsu’s efforts to expand sales of new equipment centering on DANTOTSU models, realize higher prices and strengthen its used equipment business, resulted in an increase in net sales to customers in Japan. The increase in sales of new equipment was facilitated in part by the strong export demand of used equipment, which, combined with Komatsu’s marketing efforts and strong used equipment prices, provided additional incentives to customers in Japan to replace their existing equipment with new equipment. In light of these market circumstances, Komatsu acquired a majority interest in BIGRENTAL in the fiscal year ended March 31, 2008 as a first step to integrate BIGRENTAL and Komatsu Rental Japan Ltd. to further build up its rental and used equipment business.

In North America, demand for construction equipment has declined since the second half of 2006, reflecting a drop in U.S. housing starts. Demand for construction and mining equipment continued to weaken in North America for the fiscal year ended March 31, 2008 due to an economic slowdown, which was triggered in part by the subprime mortgage crisis in the U.S. In Latin America, demand for mining equipment continued to increase reflecting greater demand for natural resources. Given such environment, Komatsu made efforts to adjust distributors’ inventory levels in North America and strengthen sales and product support capabilities for the mining industry in the Americas. Against such backdrop, net sales to customers in North America decreased by 12.5% as compared to the fiscal year ended March 31, 2007 while net sales to customers in Latin America increased by 30.7% as compared to the fiscal year ended March 31, 2007. As a result, net sales to customers in the Americas (based on sales destination) for the fiscal year ended March 31, 2008 increased by only 0.2%, or ¥1,090 million, to ¥481,283 million (U.S.$4,813 million) as compared to ¥480,193 million for the fiscal year ended March 31, 2007.

In Europe, demand for construction and mining equipment expanded in Germany, which is the largest construction and mining equipment market in Europe, as well as Central and Eastern Europe reflecting Germany’s healthy economic condition and the increase in infrastructure development in Central and Eastern Europe. In light of such increased demand, Komatsu has been working for the last several years to strengthen its network of distributors in this region by increasing the number of distributors and conducting trainings to familiarize its distributors with Komatsu’s products. Due in part to such efforts, Komatsu accelerated sales of DANTOTSU models and realized sales at higher prices. Komatsu also shortened production lead-time. In CIS, demand sharply increased as a result of increased infrastructure developments in urban areas and natural resource and energy developments. In CIS, Komatsu has strived to (1) increase the number of distributors and strengthen their capabilities under the leadership of Komatsu CIS LLC, its regional headquarters, and (2) strengthen sales and product support capabilities for the mining industry by educating distributors and improving after sales support services. As a result, net sales to customers in Europe and CIS (based on sales destination) for the fiscal year ended March 31, 2008 increased by 32.9%, or ¥102,446 million, to ¥414,254 million (U.S.$4,143 million) as compared to ¥311,808 million for the fiscal year ended March 31, 2007.

In China, demand for construction and mining equipment continued to record a high rate of growth supported mainly by the increase in infrastructure developments, exploration of new mines and greater reliance upon mechanical equipment. Komatsu increased sales of new equipment by launching the medium-sized PC200 renewed hydraulic excavator model, which offers better fuel economy, and by using information received from customers about current and future needs and real time data about its machines compiled through its deployment of information technology (such as KOMTRAX). In addition, Komatsu focused its efforts on improving the operational efficiency of its sales and production activities and increasing its competitiveness by strengthening its capability to analyze customers’ equipment utilizing data compiled by KOMTRAX, its machine tracking system. As a result, net sales to customers in China (based on sales destination) for the fiscal year ended March 31, 2008 increased by 62.3%, or ¥67,542 million, to ¥175,934 million (U.S.$1,759 million) as compared to ¥108,392 million for the fiscal year ended March 31, 2007.

In Indonesia, which is the largest construction and mining equipment market of Southeast Asia, demand continued to expand in the civil engineering, agricultural and forestry sectors. Demand for mining equipment also surged reflecting the high demand for natural resources. In India, demand for equipment used for infrastructure and resource development increased steadily driven by India’s strong economic growth. In Oceania, demand for mining equipment was particularly strong driven by increased resource development activities. Given this environment, Komatsu focused its efforts on expanding production capacity and sales and product support capabilities for its mining equipment in Asia and Oceania. As a result, net sales to customers in Asia and Oceania (based on sales destination) for the fiscal year ended March 31, 2008 increased by 37.8%, or ¥86,847 million, to ¥316,728 million (U.S.$3,167 million) as compared to ¥229,881 million for the fiscal year ended March 31, 2007.

In the Middle East and Africa, against the backdrop of skyrocketing prices of crude oil and other commodities, demand for Komatsu’s construction and mining equipment remained strong due primarily to increased infrastructure development in the Middle East and resource and infrastructure development in Africa. In light of this environment, Komatsu strengthened its sales and product support capabilities by providing more training for its distributors, strengthening its after sales support services and establishing parts depots. As a result, net sales to customers in the Middle East and Africa (based on sales destination) for the fiscal year ended March 31, 2008 increased by 42.6%, or ¥65,937 million, to ¥220,790 million (U.S.$2,208 million) as compared to ¥154,853 million for the fiscal year ended March 31, 2007.

Segment Profit

Segment profit for the Construction and Mining Equipment operating segment for the fiscal year ended March 31, 2008 increased by 38.0%, or ¥83,779 million, to ¥304,385 million (U.S.$3,044 million) from ¥220,606 million for the fiscal year ended March 31, 2007. Factors that contributed to this increase for the fiscal year ended March 31, 2008 include: (1) increased sales (which increased segment profit by approximately ¥64,500 million), (2) the realization of sales at higher prices (which increased segment profit by approximately ¥42,400 million), (3) lower manufacturing costs (which increased segment profit by approximately ¥10,800 million) and (4) beneficial changes in foreign exchange rates as the Japanese yen strengthened against the U.S. Dollar and weakened against the Euro during the fiscal year ended March 31, 2008 (which increased segment profit by approximately ¥2,500 million). Such factors offset the higher purchase prices of steel materials, tires and other purchased parts (which decreased segment profit by approximately ¥18,800 million), and higher fixed expenses related to research and development activities and reinforcement of Komatsu’s sales and product support services (which decreased segment profit by approximately ¥17,700 million).

Industrial Machinery, Vehicles and Others

Net Sales

Consolidated net sales to customers in the Industrial Machinery, Vehicles and Others operating segment for the fiscal year ended March 31, 2008 increased by 6.1%, or ¥19,783 million, to ¥345,403 million (U.S.$3,454 million) as compared to ¥325,620 million for the fiscal year ended March 31, 2007. This increase was primarily due to continued improvement in sales in the industrial machinery business as well as the forklift truck business reflecting strong capital investments on a worldwide basis.

Komatsu’s industrial machinery business effectively took advantage of increased capital investments made by the automobile sector, enjoying good sales of large presses, sheet metal and press machines of Komatsu Industries Corporation and machine tools of Komatsu Machinery Corporation. In the forklift truck business, Komatsu Utility Co., Ltd. expanded sales of its new models and strengthened its sales and service capabilities, mainly in Greater Asia. Komatsu Utility Co., Ltd. also made efforts to increase sales of electric forklift trucks in Japan by, among other things, introducing the industry’s first hybrid electric forklift truck.

Segment Profit

Segment profit for the Industrial Machinery, Vehicles and Others operating segment for the fiscal year ended March 31, 2008 increased by 3.2%, or ¥1,032 million, to ¥33,727 million (U.S.$337 million) from ¥32,695 million for the fiscal year ended March 31, 2007. This increase was primarily due to the expansion of business generated by the consolidated subsidiaries of the Company, especially Komatsu Industries Corporation, Komatsu Machinery Corporation and Komatsu Logistics Corp.

Performance by Geographic Segments (based on the geographic origin of the seller)

The following table indicates net sales and segment profit broken down by the geographic origin of the seller for the fiscal years ended March 31, 2008 and 2007.

Performance by Geographic Segments

	Millions of Yen		Percentage	Millions of
	Fiscal Years Ended March 31,		Change	U.S. dollars
	2008	2007	2008 vs. 2007	2008
Net sales:
Japan	1,292,314	1,135,567	13.8%	12,923

Americas	567,243	566,013	0.2%	5,672

Europe and CIS	452,222	332,959	35.8%	4,522

Others	517,887	348,514	48.6%	5,179

Elimination	(586,643)	(489,710)	19.8%	(5,866)

Consolidated	¥2,243,023	¥1,893,343	18.5%	$22,430

Segment Profit (loss):
Japan	¥173,063	¥140,193	23.4%	1,731

Americas	56,667	51,842	9.3%	567

Europe and CIS	44,088	32,104	37.3%	441

Others	68,204	38,033	79.3%	682

Corporate and elimination	(7,436)	(12,426)	-40.2%	(74)

Consolidated	¥334,586	¥249,746	34.0%	$3,346

Note: Segment profit is determined in a manner that is consistent with Japanese accounting principles. Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.

Japan

Net Sales

Net sales in the Japan geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2008 increased by 13.8%, or ¥156,747 million, to ¥1,292,314 million (U.S.$12,923 million) as compared to ¥1,135,567 million for the fiscal year ended March 31, 2007. This increase in net sales was primarily due to increased export from Japan of construction and mining equipment as a result of the significant increase in resource and infrastructure development activity in Latin America, Europe, CIS, Africa, Asia and Oceania. In addition, the continuing increase in sales of industrial machinery resulting from the increase in capital investments in the automobile sector also contributed to the increase in net sales in the Japan geographic segment.

Segment Profit

Segment profit for the Japan geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2008 increased by 23.4%, or ¥32,870 million, from ¥140,193 million to ¥173,063 million (U.S.$1,731 million) as compared to the fiscal year ended March 31, 2007, due to the increase in net sales as discussed above.

Americas

Net Sales

Net sales in the Americas geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2008 increased by only 0.2%, or ¥1,230 million, from ¥566,013 million to ¥567,243 million (U.S.$5,672million) as compared to the fiscal year ended March 31, 2007. Net sales remained flat as the increase in sales of mining equipment in Latin America was substantially offset by the decrease in sales of construction and utility equipment in North America as a result of decreased housing and infrastructure development in North America.

Segment Profit

Segment profit for the Americas geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2008 increased by 9.3%, or ¥4,825 million, from ¥51,842 million to ¥56,667million (U.S.$567 million) as compared to the fiscal year ended March 31, 2007. This increase was due primarily to a more optimal product mixture.

Europe and CIS

Net Sales

Net sales in the Europe and CIS geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2008 increased by 35.8%, or ¥119,263 million, to ¥452,222 million (U.S.$4,522million) as compared to ¥332,959 million for the fiscal year ended March 31, 2007. This increase was due primarily to an increase in sales of construction and utility equipment in European and CIS markets as a result of increased infrastructure development in urban areas in addition to natural resource and energy developments in CIS. Increased sales of large excavators from Germany to various resource markets around the world also contributed to increased sales in this geographic segment.

Segment Profit

Segment profit for the Europe and CIS geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2008 increased by 37.3%, or ¥ 11,984 million, to ¥44,088 million (U.S.$441 million) as compared to ¥32,104 million for the fiscal year ended March 31, 2007, due to the increase in net sales as discussed above.

Others

Net Sales

Net sales in the Others geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2008 increased by 48.6%, or ¥169,373 million, to ¥517,887 million (U.S.$5,179 million) as compared to ¥348,514 million for the fiscal year ended March 31, 2007. This increase was due primarily to increased sales of construction and mining equipment in China as well as in other countries in Asia, Oceania and Africa reflecting the economic growth and the rise in infrastructure development.

Segment Profit

Segment profit for the Others geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2008 increased by 79.3%, or ¥30,171 million, to ¥68,204 million (U.S.$682 million) as compared to ¥38,033 million for the fiscal year ended March 31, 2007, due primarily to increased sales in Asia.

Comparison of the Fiscal Years ended March 31, 2007 and 2006

The following tables set forth selected consolidated financial and operating data, including numerical data expressed as a percentage of total consolidated net sales for the periods indicated, and the changes in each consolidated financial line item between the indicated fiscal years.

Consolidated Statements of Income

	Millions of Yen				Percentage
	Fiscal Years Ended March 31,				change
	2007		2006		2007 vs. 2006
Net sales	¥1,893,343	100.0%	¥1,612,140	100.0%	17.4%

Cost of sales	1,356,511	71.6%	1,185,240	73.5%	14.5%

Selling, general and administrative expenses	287,086	15.2%	262,399	16.3%	9.4%

Impairment loss on long-lived assets held for use	81	0.0%	4,791	0.3%

Impairment loss on goodwill	—		3,041	0.2%	—

Other operating income (expenses)	(4,924)	-0.3%	6,759	0.4%	-172.9%

Operating income	244,741	12.9%	163,428	10.1%	49.8%

Other income (expenses)	(8,250)		(7,649)		7.9%
Interest and dividend income	8,532		6,824		25.0%
Interest expense	(15,485)		(12,208)		26.8%
Other-net	(1,297)		(2,265)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	236,491	12.5%	155,779	9.7%	51.8%

Income taxes
Current	76,102		45,751		66.3%
Deferred	3,643		(1,781)		-304.5%
Total	79,745	4.2%	43,970	2.7%	81.4%

Income from continuing operations before minority interests and equity in earnings of affiliated companies	156,746	8.3%	111,809	6.9%	40.2%

Minority interests in income of consolidated subsidiaries	(6,580)		(5,335)		23.3%

Equity in earnings of affiliated companies	3,098		2,667		16.2%

Income from continuing operations	153,264	8.1%	109,141	6.8%	40.4%

Income from discontinued operations less applicable income taxes	11,374	0.6%	5,149	0.3%	120.9%

Net income	¥164,638	8.7%	¥114,290	7.1%	44.1%

	Yen
Per share data
Income from continuing operations:
Basic	¥154.25		¥109.94
Diluted	153.97		109.75

Income from discontinued operations:
Basic	11.45		5.19
Diluted	11.43		5.18

Net Income:
Basic	165.7		115.13
Diluted	165.4		114.93

Cash dividends per share	¥23.00		¥14.00

	Millions of Yen				Percentage
	Fiscal Years Ended March 31,				change
	2007		2006		2007 vs. 2006
Segment Profit	¥249,746	13.2%	¥164,501	10.2%	51.8%

Notes:

1)	In the fiscal year ended March 31, 2007, Komatsu disposed of its majority interest in KEM. In the fiscal year ended March 31, 2008, Komatsu sold the OPE business of Komatsu Zenoah Co. and its subsidiaries. As a result, operating results and the gain recognized on the sale of KEM and its subsidiaries as well as the OPE business of Komatsu Zenoah Co. and its subsidiaries are presented as “Income from discontinued operations less applicable income taxes.”

2)	Segment profit is determined in a manner that is consistent with Japanese accounting principles. Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.

Net sales

Consolidated net sales for the fiscal year ended March 31, 2007 increased by 17.4%, or ¥281,203 million, to ¥1,893,343 million from ¥1,612,140 million for the fiscal year ended March 31, 2006. For the fifth consecutive fiscal year, Komatsu recorded increased net sales. The 17.4% increase was primarily due to increased sales in the Construction and Mining Equipment operating segment, which was supported by increased sales in the Industrial Machinery, Vehicles and Others operating segment. For the fiscal year ended March 31, 2007, net sales to customers in the Construction and Mining Equipment operating segment increased by 21.4%, or ¥276,500 million, as compared to the fiscal year ended March 31, 2006. Komatsu continued to record increased sales in this operating segment by effectively capitalizing on increased market demand for construction and mining equipment as the number of commodities and infrastructure projects increased around the world.

In addition, net sales to customers in the Industrial Machinery, Vehicles and Others operating segment also contributed to the 17.4% increase in net sales as net sales to customers in the Industrial Machinery, Vehicles and Others operating segment increased by 1.5%, or ¥4,703 million, as compared to the fiscal year ended March 31, 2006. Komatsu recorded good performance and expanded sales, reflecting increased sales in forklifts and sheet metal and press machines. Sales of electronics products decreased for the fiscal year ended March 31, 2007 as compared to the fiscal year ended March 31, 2006, which was an offsetting factor to the increase in net sales. This decrease was primarily due to the fact that Komatsu sold its polycrystalline business during the fiscal year ended March 31, 2006.

Cost of Sales

Accompanying the rise in sales, cost of sales on a consolidated basis increased by 14.5%, or ¥171,271 million, to ¥1,356,511 million for the fiscal year ended March 31, 2007 from ¥1,185,240 million for the fiscal year ended March 31, 2006, due primarily to increased sales. Komatsu’s efforts at reducing manufacturing costs by improving production efficiency contributed to a 1.9 percentage point improvement in the cost of sales to sales ratio for the fiscal year ended March 31, 2007 to 71.6% from 73.5% for the fiscal year ended March 31, 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses rose by 9.4% for the fiscal year ended March 31, 2007 to ¥287,086 million from ¥262,399 million for the fiscal year ended March 31, 2006, primarily due to higher direct selling expenses, such as shipping and handling costs and sales commission, which resulted principally from increased sales.

Impairment loss on long-lived assets held for use

Consolidated impairment loss on long-lived assets held for use for the fiscal year ended March 31, 2007 decreased by ¥4,710 million, to ¥81 million as compared to ¥4,791 million for the fiscal year ended March 31, 2006. This significant decrease was due primarily to the fact that Komatsu did not realize an impairment loss in a large amount for the fiscal year ended March 31, 2007 as it did for the fiscal year ended March 31, 2006 when it conducted a reevaluation of its manufacturing machinery and equipment prior to its discontinuance and recorded a large loss for such machinery and equipment prior to the construction of a new plant.

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

Operating Income

Consolidated operating income for the fiscal year ended March 31, 2007 increased by 49.8%, or ¥81,313 million, to ¥244,741 million as compared to ¥163,428 million for the fiscal year ended March 31, 2006. As a result, operating income ratio for the fiscal year ended March 31, 2007 increased by 2.8 percentage points to 12.9% from 10.1% for the fiscal year ended March 31, 2006. This increase was due primarily to (1) increased sales, (2) the realization of sales at higher prices, (3) beneficial changes in foreign exchange rates and (4) lower manufacturing costs.

Other Income (Expenses)

Consolidated other expenses for the fiscal year ended March 31, 2007 increased by 7.9%, or ¥601 million, to ¥8,250 million as compared to ¥7,649 million for the fiscal year ended March 31, 2006. This increase was due primarily to the increase in interest expense which increased by 26.8%, or ¥3,277 million, to ¥15,485 million as compared to ¥12,208 million for the fiscal year ended March 31, 2006, as a result of an increase in interest rates for Komatsu’s variable rate debt obligations reflecting market movement. Interest and dividend income for the fiscal year ended March 31, 2007 increased by 25.0%, or ¥1,708 million, to ¥8,532 million as compared to ¥6,824 million for the fiscal year ended March 31, 2006, and partially offset the increase in interest expense. This 25.0% increase in interest and dividend income was primarily due to the increase in interest income received from customers to whom Komatsu provided financing in connection with the purchase of Komatsu equipment.

Income from Continuing Operations Before Income Taxes, Minority Interests and Equity in Earnings of Affiliated Companies

As a result of the above factors, consolidated income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2007 increased by 51.8%, or ¥80,712 million, to ¥236,491 million as compared to ¥155,779 million for the fiscal year ended March 31, 2006.

Total Income Taxes

Total consolidated income taxes for the fiscal year ended March 31, 2007 increased by ¥35,775 million to ¥79,745 million from ¥43,970 million for the fiscal year ended March 31, 2006. The actual effective tax rate for the fiscal year ended March 31, 2007 increased to 33.7% from 28.2% for the fiscal year ended March 31, 2006. The total change in the effective tax rate for the fiscal year ended March 31, 2007 as compared to the prior fiscal year was largely due to changes in the amount of tax benefits realized in connection with operating losses of certain subsidiaries. For additional information, see Note 16 to the Consolidated Financial Statements.

Income from Continuing Operations Before Minority Interests and Equity in Earnings of Affiliated Companies

As a result of the above factors, consolidated income from continuing operations before minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2007 increased by ¥44,937 million to ¥156,746 million as compared to ¥111,809 million for the fiscal year ended March 31, 2006.

Minority Interests in Income of Consolidated Subsidiaries

Minority interests in income of consolidated subsidiaries for the fiscal year ended March 31, 2007 increased by ¥1,245 million to ¥6,580 million as compared to ¥5,335 million for the fiscal year ended March 31, 2006. Minority interests in income of consolidated subsidiaries increased mainly as a result of improved earnings recorded by subsidiaries in Australia and China.

Equity in Earnings of Affiliated Companies

Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2007 increased by ¥431 million to ¥3,098 million as compared to ¥2,667 million for the fiscal year ended March 31, 2006, in part due to the improved earnings recorded by affiliated companies in which Komatsu owns minority interests.

Income from Continuing Operations

As a result of the above, consolidated income from continuing operations for the fiscal year ended March 31, 2007 increased by 40.4%, or ¥44,123 million, to ¥153,264 million as compared to ¥109,141 million for the fiscal year ended March 31, 2006.

Income from Discontinued Operations Less Applicable Income Taxes

Consolidated income from discontinued operations less applicable income taxes for the fiscal year ended March 31, 2007 increased by 120.9%, or ¥6,225 million, to ¥11,374 million as compared to ¥5,149 million for the fiscal year ended March 31, 2006. Consolidated income from discontinued operations less applicable income taxes for the fiscal year ended March 31, 2007 include the gain from the sale of KEM’s shares in the amount of approximately ¥7,500 million.

Net Income

As a result of the above factors, Komatsu’s consolidated net income for the fiscal year ended March 31, 2007 increased by ¥50,348 million to ¥164,638 million as compared to ¥114,290 million for the fiscal year ended March 31, 2006. As a result, basic net income per share rose to ¥165.70 for the fiscal year ended March 31, 2007 from ¥115.13 for the fiscal year ended March 31, 2006. Diluted net income per share rose to ¥165.40 for the fiscal year ended March 31, 2007 from ¥114.93 for the fiscal year ended March 31, 2006.

Segment Profit

Segment profit, which is one of Komatsu’s key management indices, is determined in a manner that is consistent with Japanese accounting principles by subtracting cost of sales and selling, general and administrative expenses from net sales. Komatsu considers segment profit to be one of its key management indices because it enables management to evaluate financial data for each operating and geographic segment separately, without the effect of factors unrelated to business activities, such as impairment loss or interest income/expense. Based on such evaluation of financial data for each operating and geographic segment, management assesses the performance of each such operating and geographic segment and determines how to allocate resources to each such segment.

Segment profit on a consolidated basis increased by 51.8%, or ¥85,245 million, to ¥249,746 million for the fiscal year ended March 31, 2007 from ¥164,501 million for the fiscal year ended March 31, 2006. This increase was due primarily to increased segment profit for the Construction and Mining Equipment operating segment, which was supported by the increase in segment profit for the Industrial Machinery, Vehicles and Others operating segment. For information regarding segment profit by operating segments and geographic segments, see “Performance by Operating Segments” and “Performance by Geographic Segments (based on the geographic origin of the seller)” below.

Performance by Operating Segments

The following table indicates net sales and segment profit broken down by operating segments for the fiscal years ended March 31, 2007 and 2006. In evaluating the financial data for each operating segment, Komatsu’s management considers sales by the location of its customers to be particularly helpful for the Construction and Mining Equipment operating segment, its primary operating segment. Accordingly, in addition to providing performance information by operating segment, the below table and related discussion provide information regarding sales in the Construction and Mining Equipment operating segment broken down by geographic locations of Komatsu’s customer. Performance information by geographic segments (which are separately identified by management), which provides performance information based on the geographic location of the seller (as opposed to the customer), is provided under “Performance by Geographic Segments (based on the geographic origin of the seller).”

Performance by Operating Segments

	Millions of Yen		Percentage Change
	Fiscal Years Ended March 31,
	2007	2006	2007 vs. 2006
Net sales:
Construction and Mining Equipment
Customers	¥1,567,723	¥1,291,223	21.4%
Japan	¥282,596	¥274,792	2.8%
Americas	480,193	421,133	14.0%
Europe and CIS	311,808	224,272	39.0%
China	108,392	68,145	59.1%
Asia (excluding Japan, China) and Oceania	229,881	195,728	17.4%
Middle East and Africa	154,853	107,153	44.5%
Intersegment	20,253	21,203	-4.5%

Total	1,587,976	1,312,426	21.0%

Industrial Machinery, Vehicles and Others
Customers	325,620	320,917	1.5%
Intersegment	97,743	81,033	20.6%

Total	423,363	401,950	5.3%

Elimination	(117,996)	(102,236)	15.4%

Consolidated Net Sales	¥1,893,343	¥1,612,140	17.4%

Segment Profit :
Construction and Mining Equipment	¥220,606	¥142,904	54.4%

Industrial Machinery, Vehicles and Others	32,695	25,078	30.4%

Total	253,301	167,982	50.8%

Corporate expenses and elimination	(3,555)	(3,481)	2.1%

Consolidated Segment Profit	¥249,746	¥164,501	51.8%

Notes:

1)	Transfers between segments are made at estimated arm’s-length prices.

2)	From the fiscal year ended March 31, 2008, Komatsu reclassified its operating segments into two operating segments from three operating segments. Accordingly, the financial data for the fiscal years ended March 31, 2007 and 2006 in the above table have been retrospectively reclassified using the new operating segments.

3)	Segment profit is determined in a manner that is consistent with Japanese accounting principles. Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.

Construction and Mining Equipment

Net Sales

Consolidated net sales to customers in the Construction and Mining Equipment operating segment for the fiscal year ended March 31, 2007 increased by 21.4%, or ¥276,500 million, to ¥1,567,723 million as compared to ¥1,291,223 million for the fiscal year ended March 31, 2006. As the markets for products manufactured by Komatsu continued to grow worldwide, Komatsu expanded production capacity in consultation with suppliers, worked jointly with Komatsu’s distributors to launch updated models of its existing products that comply with new emission gas regulations in Japan, North America and Europe, and reinforced its sales and service operations in Greater Asia.

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

Net sales to customers in Japan (based on sales destination) for the fiscal year ended March 31, 2007 increased by 2.8%, or ¥7,804 million, to ¥282,596 million as compared to ¥274,792 million for the fiscal year ended March 31, 2006. This increase was due primarily to increased capital outlays in the private sector as a result of increased profits, improved corporate balance sheet , and growth in exports. In addition, the increase in net sales in Japan was due in part to an increase in demand for new equipment in Japan, especially in the rental industry, during the fiscal year ended March 31, 2007 as a result of (1) the robust export of used construction equipment from Japan to developing countries such as China and countries in the Middle East, which contributed to the decrease in the stock of equipment that is in use in Japan and (2) the increase in demand for equipment complying with the new emission gas regulations.

In the Americas, while demand declined for small construction equipment due to the slowing in the housing market in the United States, demand for other equipment remained strong in non-residential construction projects, highway-related projects and resource development projects. In Latin America, demand for mining equipment increased. Given such environment, Komatsu made efforts to increase sales of its Tier III emission regulations compliant models and to realize the appropriate sales price of its products in North America. Komatsu also worked to reinforce its sales and product support capabilities for the mining industry in both North and South America. As a result, net sales to customers in the Americas (based on sales destination) for the fiscal year ended March 31, 2007 increased by 14.0%, or ¥59,060 million, to ¥480,193 million as compared to ¥421,133 million for the fiscal year ended March 31, 2006.

In Europe, market demand improved in Germany, the largest European market of Komatsu products, and in Eastern Europe. Komatsu made efforts to capture such increase in demand by (1) introducing and expanding sales of its Tier III-compliant models, including a large wheel loader with enhanced capabilities, (2) streamlining its production process starting with the procurement of raw materials and parts to the manufacturing and sales of its products and (3) strengthening its distribution network by relocating its distributors in Eastern Europe. In CIS, sales expanded driven by strong demand in resource development-related sectors and infrastructure developments in metropolitan areas. As a result, net sales to customers in Europe and CIS (based on sales destination) for the fiscal year ended March 31, 2007 increased by 39.0%, or ¥87,536 million, to ¥311,808 million as compared to ¥224,272 million for the fiscal year ended March 31, 2006.

In China, the construction and mining equipment market continued to record a high rate of growth for Komatsu’s products. Komatsu focused its efforts on streamlining its production and sales operations using information regarding current and prospective outlooks it received through its discussion with customers and real time data about its machines through the deployment of information technology. Komatsu also expanded sales of mining equipment primarily in large dump trucks as a result of increased mining activities. As a result, net sales to customers in China (based on sales destination) for the fiscal year ended March 31, 2007 increased by 59.1%, or ¥40,247 million, to ¥108,392 million as compared to ¥68,145 million for the fiscal year ended March 31, 2006.

Komatsu continued to record strong sales in mining equipment in Oceania. Sales in Indonesia, the largest market of Komatsu’s products in Southeast Asia, also increased reflecting the recovery in demand within the civil engineering sector. As a result, net sales to customers in Asia and Oceania (based on sales destination) for the fiscal year ended March 31, 2007 increased by 17.4%, or ¥34,153 million, to ¥229,881 million as compared to ¥195,728 million for the fiscal year ended March 31, 2006.

In the Middle East and Africa, demand for Komatsu’s products continued to expand due primarily to an increase in the number of infrastructure development projects in Saudi Arabia and other oil producing countries, as well as in Turkey, and an increase in the number of resource development projects in African countries. To capture increased investments in infrastructure development projects mainly in oil-producing countries, Komatsu carried out aggressive marketing and promotion activities and worked to reinforce product support functions by increasing the number of its support centers and personnel. As a result, net sales to customers in the Middle East and Africa (based on sales destination) increased by 44.5%, or ¥47,700 million, from ¥107,153 million to ¥154,853 million for the fiscal year ended March 31, 2007 as compared to the fiscal year ended March 31, 2006.

Segment Profit

Segment profit for the Construction and Mining Equipment operating segment for the fiscal year ended March 31, 2007 increased by 54.4%, or ¥77,702 million, to ¥220,606 million from ¥142,904 million for the fiscal year ended March 31, 2006. This increase was primarily due to the following factors: (1) increased sales (which increased segment profit by approximately ¥53,500 million), (2) the realization of sales at higher prices (which increased segment profit by approximately ¥46,400 million), (3) beneficial changes in foreign exchange rates as the Japanese yen weakened against both the U.S. Dollar and the Euro during the fiscal year ended March 31, 2007 (which increased segment profit by approximately ¥16,100 million) and (4) lower manufacturing costs. Such factors offset the higher purchase prices of steel materials, tires and other purchased parts (which decreased segment profit by approximately ¥14,600 million), and higher fixed expenses related to research and development activities and reinforcing Komatsu’s sales and product support services.

Industrial Machinery, Vehicles and Others

Net Sales

Consolidated net sales to customers in the Industrial Machinery, Vehicles and Others operating segment for the fiscal year ended March 31, 2007 increased by 1.5%, or ¥ 4,703 million, to ¥325,620 million as compared to ¥320,917 million for the fiscal year ended March 31, 2006.

The increase of sales was primarily due to strong sales recorded by Komatsu’s principal subsidiaries, such as Komatsu Forklift Co, Ltd. (now consisting part of Komatsu Utility Co., Ltd.) and Komatsu Industries Corporation. For example, Komatsu Forklift Co., Ltd. (now consisting part of Komatsu Utility Co., Ltd.) increased its sales by not only expanding sales in the Middle East and Asian markets but also launching a full line of new battery-powered forklifts models in the overseas markets. For fiscal year ended March 31, 2007, sales of Komatsu Industries’ sheet metal and press machines were brisk mainly due to high demand for AC Servo technology-incorporated presses. With respect to large presses, Komatsu commenced production at its new plant in Ishikawa Prefecture in Japan in January 2007, expanding its production capacity to meet increasing orders for AC Servo technology-incorporated presses.

Segment Profit

Segment profit for the Industrial Machinery, Vehicles and Others operating segment for the fiscal year ended March 31, 2007 increased by 30.4%, or ¥7,617 million, to ¥32,695 million as compared to ¥25,078 million for the fiscal year ended March 31, 2006. This increase was primarily due to increased sales as discussed above, which was partially offset by a decrease resulting from the sale of the polycrystalline silicon business.

Performance by Geographic Segments (based on the geographic origin of the seller)

The following table indicates net sales and segment profit broken down by the geographic origin of the seller for the fiscal years ended March 31, 2007 and 2006.

Performance by Geographic Segments

	Millions of Yen		Percentage Change
	Fiscal Years Ended March 31,
	2007	2006	2007 vs. 2006
Net sales:
Japan	1,135,567	980,044	15.9%

Americas	566,013	488,645	15.8%

Europe and CIS	332,959	242,604	37.2%

Others	348,514	270,237	29.0%

Elimination	(489,710)	(369,390)	32.6%

Consolidated	¥1,893,343	¥1,612,140	17.4%

Segment Profit (loss):
Japan	¥140,193	¥89,913	55.9%

Americas	51,842	38,966	33.0%

Europe and CIS	32,104	20,315	58.0%

Others	38,033	22,539	68.7%

Corporate and elimination	(12,426)	(7,232)	71.8%

Consolidated	¥249,746	¥164,501	51.8%

Note: Segment profit is determined in a manner that is consistent with Japanese accounting principles. Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.

Japan

Net Sales

Net sales in the Japan geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2007 increased by 15.9%, or ¥155,523 million, to ¥1,135,567 million as compared to ¥980,044 million for the fiscal year ended March 31, 2006. In the Construction and Mining Equipment business, overseas demand in resource and infrastructure development remained steady and exports of construction and mining equipment grew significantly primarily due to the expansion of the global economy. In the Industrial Machinery, Vehicles and Others operating segment, the industrial machinery business and the forklift business led the continued growth in sales as exports of such products increased.

Segment Profit

Segment profit for the Japan geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2007 increased by 55.9%, or ¥50,280 million, from ¥89,913 million to ¥140,193 million as compared to the fiscal year ended March 31, 2006, due to the increase in net sales as discussed above.

Americas

Net Sales

Net sales in the Americas geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2007 increased by 15.8%, or ¥77,368 million, from ¥488,645 million to ¥566,013 million as compared to the fiscal year ended March 31, 2006. This increase in net sales was primarily due to the increase in sales of construction and mining equipment. This increase in net sales was partially offset by the sale of ASiMI (i.e., the polycrystalline silicon business) during the fiscal year ended March 31, 2006.

Segment Profit

Segment profit for the Americas geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2007 increased by 33.0%, or ¥12,876 million, from ¥38,966 million to ¥51,842 million as compared to the fiscal year ended March 31, 2006. This increase was due primarily to Komatsu’s continuing effort to improve the sales prices of its products in the Construction and Mining Equipment operating segment, which was partially offset by a decrease in sales of electronics products as a result of the sale of ASiMI during the fiscal year ended March 31, 2006.

Europe and CIS

Net Sales

Net sales in the Europe and CIS geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2007 increased by 37.2%, or ¥90,355 million, to ¥332,959 million as compared to ¥242,604 million for the fiscal year ended March 31, 2006. This increase in net sales was due primarily to an increase in sales of construction and mining equipment, including an increase in sales of large hydraulic excavators, as resource development activities increased in this geographic segment.

Segment Profit

Segment profit for the Europe geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2007 increased by 58.0%, or ¥11,789 million, to ¥32,104 million as compared to ¥20,315 million for the fiscal year ended March 31, 2006. This improvement was due primarily to increased sales of construction and mining equipment.

Others

Net Sales

Net sales in the Others geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2007 increased by 29.0%, or ¥78,277 million, to ¥348,514 million as compared to ¥270,237 million for the fiscal year ended March 31, 2006. This increase was due primarily to the increase in net sales of construction and mining equipment, mainly in China and Australia as a result of increased demand due in part to the economic growth of such countries.

Segment Profit

Segment profit for the Others geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2007 increased by 68.7%, or ¥15,494 million, to ¥38,033 million as compared to ¥22,539 million for the fiscal year ended March 31, 2006. This improvement was due primarily to increased sales of construction and mining equipment.

Discontinued Operations

On October 18, 2006, the Company sold to SUMCO 51.0% of the shares of KEM (now known as SUMCO TECHXIV CORPORATION), which was a reporting unit in the Electronics operating segment (the Electronics operating segment has been consolidated into the Industrial Machinery, Vehicles and Others operating segment starting with the fiscal year ended March 31, 2008). Prior to this disposition, the Company held a 61.9% equity interest in KEM. Accordingly, KEM and its subsidiaries are no longer consolidated in Komatsu’s results. On April 2, 2007, the OPE business of Komatsu Zenoah Co., a reporting unit in the Industrial Machinery, Vehicles and Others operating segment was sold to a Japanese subsidiary of Husqvarna AB of Sweden. Accordingly, the OPE business of Komatsu Zenoah Co. and its subsidiaries engaging in the OPE business are no longer consolidated in Komatsu’s results. In accordance with SFAS No. 144, the gain on the sale of KEM’s shares and operating results less applicable income taxes, related to KEM and its subsidiaries as well as the gain on sale of the OPE business of Komatsu Zenoah Co. and operating results less applicable income taxes of the OPE business of Komatsu Zenoah Co. and its OPE business subsidiaries, are presented as “income from discontinued operations less applicable income taxes” in the consolidated statements of income. Assets and liabilities related to the OPE business of Komatsu Zenoah Co. and its OPE business subsidiaries were classified as held for sale on the consolidated balance sheet as of March 31, 2007. The cash flows attributable to the discontinued operations are not presented separately from the cash flows attributable to activities of the continuing operations in the consolidated statements of cash flows.

Selected financial information in connection with the discontinued operations for the fiscal years ended March 31, 2008, 2007 and 2006 were as follows:

	Millions of yen			Millions of U.S. dollars
	2008	2007	2006	2008
Net sales	¥—	¥63,416	¥89,829	$—

Income before income taxes, minority interests and equity in earnings of affiliated companies (including gain on sale of the OPE business of Komatsu Zenoah Co. of ¥8,331 million in 2008 and gain on sale of KEM’s shares of ¥18,769 million in 2007)	8,331	29,544	13,294	83

Income taxes	3,364	14,566	3,051	34

Minority interests in income of consolidated subsidiaries	—	(3,613)	(5,132)	—

Equity in earnings of affiliated companies	—	9	38	—

Income from discontinued operations less applicable income taxes	¥4,967	¥11,374	¥5,149	$50

Assets held for sale and liabilities held for sale at March 31, 2007 are summarized as follows:

Millions of yen
Assets held for sale	2007
Trade notes and accounts receivable	¥9,088
Inventories	3,567
Property, plant and equipment	1,874
Other assets	1,792

Total	16,321

Millions of Yen
Liabilities held for sale	2007
Short-term debt	¥1,294
Trade notes and accounts payable	4,242
Other Liabilities	2,383

Total	¥7,919

B. Liquidity and Capital Resources

Cash Flow

Set forth below is the condensed consolidated statements of cash flows for the fiscal years ended March 31, 2008, 2007 and 2006.

Condensed Consolidated Statements of Cash Flows

	Millions of yen			Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2008	2007	2006	2008
Net cash provided by operating activities	¥160,985	¥162,124	¥136,107	$1,610

Net cash used in investing activities	(128,182)	(99,620)	(81,792)	(1,282)

Net cash used in financing activities	(17,422)	(41,389)	(83,460)	(174)

Effect of exchange rate change on cash and cash equivalents	(5,570)	1,087	1,632	(56)

Net increase (decrease) in cash and cash equivalents	9,811	22,202	(27,513)	98

Cash and cash equivalents, beginning of year	92,199	69,997	97,510	922

Cash and cash equivalents, end of year	¥102,010	¥92,199	¥69,997	$1,020

Fiscal Year ended March 31, 2008

Net cash provided by operating activities for the fiscal year ended March 31, 2008 decreased by ¥1,139 million to ¥160,985 million (U.S.$1,610 million) as compared to the fiscal year ended March 31, 2007. Working capital increase partially offset an increase in net income resulting from good business performance.

Net cash used in investing activities for the fiscal year ended March 31, 2008 increased by ¥28,562 million to ¥128,182 million (U.S.$1,282 million) as compared to the fiscal year ended March 31, 2007. Aggressive capital investments in Japan and overseas to expand production capacity and improve productivity as well as the acquisition of the shares of NIPPEI TOYAMA (for which Komatsu paid ¥41,234 million) and BIGRENTAL (for which Komatsu paid ¥8,564 million), which offset cash received from the sale of the OPE business (for which Komatsu received ¥18,250 million).

Net cash used in financing activities in the fiscal year ended March 31, 2008 decreased by ¥23,967 million to ¥17,422 million (U.S.$174 million) as compared to the fiscal year ended March 31, 2007.

As a result of the above, cash and cash equivalents as of March 31, 2008 totaled ¥102,010 million (U.S.$1,020 million), an increase of ¥9,811 million compared to the balance as of March 31, 2007.

Fiscal Year ended March 31, 2007

Net cash provided by operating activities for the fiscal year ended March 31, 2007 increased by ¥26,017 million to ¥162,124 million as compared to the fiscal year ended March 31, 2006. While Komatsu required a greater amount of working capital to respond to increased sales and manufacturing activity as a result of increased demand for Komatsu’s products for the fiscal year ended March 31, 2007, improvements in Komatsu’s business performance more than offset such increase in working capital needs.

Net cash used in investing activities for the fiscal year ended March 31, 2007 increased by ¥17,828 million to ¥99,620 million as compared to the fiscal year ended March 31, 2006. Such increase was primarily attributable to the continued capital investments made by Komatsu to enhance its production capabilities and productivity in Japan and overseas. The cash proceeds received from the sale of the shares of KEM to SUMCO was used to acquire an equity interest in NIPPEI TOYAMA, which acquisition strengthened one of Komatsu’s core businesses in the Industrial Machinery, Vehicles and Others operating segment.

Net cash used in financing activities in the fiscal year ended March 31, 2007 decreased by ¥42,071 million to ¥41,389 million as compared to the fiscal year ended March 31, 2006, due primarily to the repayment of a syndicated loan in the amount of ¥32,500 million in Japan.

As a result of the above, cash and cash equivalents as of March 31, 2007 totaled ¥92,199 million, an increase of ¥22,202 million compared to the balance as of March 31, 2006.

Cash Flow Related to Discontinued Operations

Cash flows attributable to the operating, investing and financing activities of the discontinued operations are not presented separately from the cash flows attributable to activities of the continuing operations. Net cash provided by operating activities of the discontinued operations were ¥14,805 million and ¥24,823 million for the fiscal years ended March 31, 2007 and 2006, respectively. Net cash used in investing activities of the discontinued operations were ¥18,295 million and, ¥21,665 million for the fiscal years ended March 31, 2007 and 2006, respectively. Net cash provided by financing activities of the discontinued operations was ¥1,870 million for the fiscal year ended March 31, 2007, and net cash used in financing activities of the discontinued operations was ¥4,090 million for the fiscal year ended March 31, 2006.

Cash flows used in investing activities of the discontinued operations have been provided mainly by cash flows from their operating activities. In addition, Komatsu’s discontinued operations did not have any material effect on cash flows from its financing activities. Accordingly, the absence of cash flows from its discontinued operations did not have any material impact on Komatsu’s liquidity and capital resources.

Capital Investment

Komatsu’s management defines “Capital Investment” as costs relating to the purchase of property, plant and equipment including properties under capital leases on an accrual basis, which reflects the effect of timing differences between acquisition dates and payment dates. Komatsu’s management uses this indicator to manage its capital investment and Komatsu’s management believes that this indicator is useful to investors in that this indicator presents accrual based capital investment in addition to the cash based capital expenditures provided in the consolidated statements of cash flows.

For the fiscal year ended March 31, 2008, Komatsu focused its capital investments on the Construction and Mining Equipment operating segment to respond to increased demand. More specifically, Komatsu increased its production capacity of key components, such as transmissions, axles, final drives, hydraulics and engines, by building a new transmission plant. In addition, Komatsu invested capital in its production facilities to manufacture DANTOTSU products and the products that comply with the latest emissions regulations. In the Industrial Machinery, Vehicles and Others operating segment, Komatsu made capital investments particularly in the large size industrial machinery business to improve productivity.

As a result, Komatsu’s capital investment on a consolidated basis for the fiscal year ended March 31, 2008 was ¥145,730 million (U.S.$1,457 million), an increase of ¥16,050 million from the fiscal year ended March 31, 2007.

Source of Funds and Liquidity Management

Komatsu’s principal capital resources policy is to maintain sufficient capital resources to be able to respond promptly to future capital needs in connection with its operations and to maintain an appropriate level of liquidity. Consistent with this policy, Komatsu has secured various sources of funding, such as bank loans, notes, securitized receivables and lines of credit. Komatsu expects to use cash generated from its operations, funds procured through such external sources and its group-wide cash management system to satisfy future capital expenditures and working capital needs. Komatsu manages funds held by its subsidiaries through a group-wide cash management system in order to improve the efficiency and effectiveness of its cash management. Transfers of funds from subsidiaries in the form of cash dividend, loans or advances are restricted under regulatory requirements of countries in which some of its subsidiaries are located. Nonetheless, Komatsu does not expect these restrictions to have a significant impact on its ability to meet its cash obligations.

Komatsu’s short-term funding needs have been met mainly by cash flows from operating activities, as well as by bank loans, securitized receivables and the issuance of commercial paper. As of March 31, 2008, certain consolidated subsidiaries of the Company maintained committed credit line agreements totaling ¥10,846 million (U.S.$108 million) with financial institutions to secure liquidity. As of March 31, 2008, approximately ¥2,087 million (U.S.$21 million) was available to be used under such credit line agreements, which contain customary covenants. Komatsu is not subject to any covenants limiting its ability to incur additional indebtedness. In addition, the Company has a ¥80,000 million (U.S.$800 million) commercial paper program, ¥68,000 million (U.S.$680 million) of which was unused as of March 31, 2008. The amount of capital raised through its commercial paper program has depended upon Komatsu’s financing needs, investor demand and market conditions, as well as the ratings outlook for Komatsu. To fulfill Komatsu’s medium- to long-term funding needs, the Company has established a bond program under which it can issue up to ¥100,000 million of variable-term bonds and the Company, Komatsu Finance America Inc. and Komatsu Europe Coordination Center N.V. have established a U.S.$1.2 billion Euro Medium Term Note (“EMTN”) program. As of March 31, 2008, the principal amount of bonds outstanding under the bond program was ¥20,000 million (U.S.$ 200 million) and the principal amount of notes outstanding under the EMTN program was ¥75,644 million (U.S.$756 million). The amount of capital raised through such programs has depended upon Komatsu’s financing needs, investor demand and market conditions, as well as the ratings outlook for Komatsu. Komatsu has also established programs to securitize trade notes and accounts receivables for the purpose of accelerating the receipt of cash related to its finance receivables and diversifying its sources of funding. As of March 31, 2008, the balance of such off-balance sheet securitized receivables was ¥166,256 million (U.S.$1,663 million). For additional information about the interest rate structure and maturity dates for these borrowings, see Note 12 to the Consolidated Financial Statements.

Credit Ratings

The Company obtains credit ratings from three rating agencies: Standard and Poor’s services (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”) and Rating and Investment Information, Inc. (“R&I”). As of March 31, 2008, the Company’s long-term debt ratings were as follows:

	S&P	Moody’s	R&I
Long-term debt	A	A2	AA-

Fiscal 2008 Financial Position

Komatsu’s short-term debt as of March 31, 2008, which primarily consisted of short-term bank loans, increased by ¥6,642 million to ¥108,890 million (U.S.$1,089 million) from March 31, 2007. Such short-term debt was used as working capital.

Komatsu’s long-term debt, including debt that was scheduled to mature as of March 31, 2009, increased by ¥96,379 million to ¥343,205 million (U.S.$3,432 million) in the fiscal year ended March 31, 2008 as compared to the fiscal year ended March 31, 2007. As of March 31, 2008, Komatsu’s long-term debt excluding market value adjustment consisted of (1)¥154,870 million in loans from banks, insurance companies and other financial institutions, and so on, (2)¥75,644 million in EMTN, (3)¥30,815 million in unsecured bonds and (4)¥81,876 million in capital lease obligations. Such long-term debt was used primarily for capital expenditures and long-term working capital needs. For information about the interest rate structure and maturity dates for these borrowings, see Note 12 to the Consolidated Financial Statements. As a result, Komatsu’s interest-bearing debt as of March 31, 2008, including its capital lease obligations, increased by ¥103,021 million to ¥452,095 million (U.S.$4,521 million) as compared to that of March 31, 2007. Net interest-bearing debt after deducting cash and deposits also increased by ¥93,167 million to ¥349,988 million (U.S.$3,500 million) in the fiscal year ended March 31, 2008. As a result, Komatsu’s net debt-to-equity ratio as of March 31, 2008 was 0.39, compared to 0.33 as of March 31, 2007.

As of March 31, 2008, current assets increased by ¥129,932 million to ¥1,273,677 million (U.S. $12,737 million), while current liability increased by ¥76,352 million to ¥861,532 million (U.S. $8,615 million). As the increase of current liability was lower than that of current assets, the current ratio, which is calculated by dividing current assets by current liabilities, as of March 31, 2008, was 147.8%, which reflected an increase of 2.1 percentage points from the fiscal year ended March 31, 2007.

Based on the cash flow from its operating activities, the available sources of funds and the current ratio, Komatsu believes that it has sufficient means to satisfy its liquidity needs and future obligations.

Komatsu committed to make capital investments totaling approximately ¥24,700 million as of March 31, 2008 in order to increase production capacity, develop and manufacture new products, renew obsolete equipment and increase operating efficiency. Such capital investments are financed primarily by funds on hand and bank borrowings. As of the filing date of this annual report, Komatsu has no additional material commitments to make capital investments.

C. Research and Development, Patents and Licenses, etc.

Komatsu is actively engaged in research and development activities for new technologies and products consistent with its commitment to provide “Quality and Reliability.” Komatsu’s research and development activities are conducted by various groups within Komatsu. With respect to the Construction and Mining Equipment operating segment, the Research Division and the Development Division as well as development centers that focus on construction and mining equipment are involved in research and development activities. The Industrial Machinery General Headquarters and the technology departments of Komatsu’s subsidiaries and affiliates are responsible for research and development activities relating to the Industrial Machinery, Vehicles and Others operating segment.

The following table presents Komatsu’s research and development expenses for the fiscal years ended March 31, 2008, 2007 and 2006. Research and development expenses are recognized when incurred.

R&D expenses	Millions of yen			Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2008	2007	2006	2008
Construction and Mining Equipment	¥42,077	¥37,644	¥36,271	$421

Industrial Machinery, Vehicles and Others	¥7,596	¥8,662	¥8,289	$76

Total	¥49,673	¥46,306	¥44,560	$497

Note: From the fiscal year ended March 31, 2008, Komatsu reclassified its operating segments into two operating segments from three operating segments. Accordingly, the financial data for the fiscal years ended March 31, 2007 and 2006 in the above table have been retrospectively reclassified using the new operating segments.

The objectives of the research and development activities by operating segment for the fiscal year ended March 31, 2008 are described below.

(1)	Construction and Mining Equipment

In order to develop construction and mining equipment that can be used in various parts of the world, Komatsu has established research and development centers in Japan and overseas and has encouraged joint research and development programs as well as personnel exchanges. With the goal of assisting its customers improve their productivity, Komatsu’s medium- and long-term research and development objectives are as follows: (1) to make advancements in the use of information technology and (2) to increase the environmental friendliness of its products.

Komatsu has been engaged in the research and development of information technology, including remote management technology (which enables remote management of equipment by obtaining information regarding machine locations, operating conditions and vehicle health, using state-of-the-art remote sensing and telecommunication technologies), control technology and artificial intelligence. Equipment with control systems and management systems using these technologies has been rapidly penetrating the construction and mining equipment market. Komatsu is striving to achieve the complete automation of its equipment.

Komatsu has made advances in research and development relating to energy conservation, component recycling and reuse, and the evaluation of environmental loads through lifecycle assessment techniques based on the belief that it is possible to reduce environmental burdens while achieving economic efficiency. In particular, in recent years, Komatsu’s first priority in research and development has been to develop technology to reduce fuel consumption by its machines, which leads to both CO2 emission reduction and economic benefits to customers. Komatsu has also been expending significant effort to develop technology that enables its machines to emit cleaner exhaust gas. Komatsu’s products comply with the current emissions standards in all of the countries in which they operate. Komatsu is continuously seeking to develop new technology for cleaner exhaust gas to meet stricter emissions standards that are to become effective in the future. In addition, Komatsu has worked to improve the working conditions for machine operators by improving safety measures and reducing noise and vibration levels of its machines.

(2)	Industrial Machinery, Vehicles and Others

Research and development in the Industrial Machinery, Vehicles and Others operating segment is principally conducted in the fields of large presses and sheet-metal forging machines (by Komatsu Industries Corporation), machine tools (by Komatsu Machinery Corporation), industrial vehicles for logistics use (by Komatsu Utility Co., Ltd.) and temperature control equipment (by Komatsu Electronics Inc., “KELK”).

In the field of industrial machinery, Komatsu has focused on developing functional enhancements and increasing automation of peripheral equipment in order to respond to the growing customer need to increase the productivity and flexibility of large presses and sheet-metal forging equipment. With respect to industrial vehicles, Komatsu has developed vehicles with improved maneuvering capabilities. With respect to temperature control equipment, KELK has engaged in the research and development of high-performance temperature control equipment, high-performance thermoelectric module heat exchange units and micro thermo-modules for use in optical communications.

D. Trend Information

Construction and Mining Equipment

Demand for construction and mining equipment manufactured by Komatsu continued to expand worldwide except in North America for the fiscal year ended March 31, 2008. In order to capture the increased demand, Komatsu further expanded its production capacities for construction and mining equipment in concert with its supplier partners, including establishing new facilities in Japan for the production of key components and increasing production capacity of assembly plants particularly in Asia. In preparation for further growth in demand, Komatsu also began its plans to construct three new plants during the fiscal year ended March 31, 2008: (1) one to produce super-large hydraulic excavators adjacent to the Port of Kanazawa in Ishikawa Prefecture, Japan, (2) one to produce medium-sized hydraulic excavators, forklift trucks and other equipment in Yaroslavl, northeast of Moscow, Russia and (3) one to produce crawlers for construction equipment in Jining, Shandong, China. For additional information about Komatsu’s future capital investment plan, see Item 4 D. Property, Plants and Equipment.

Although there are some concerns relating to the future of construction and mining equipment, such as the increase in the prices of raw materials as well as a decrease in demand for construction equipment in the United States, Komatsu expects the strong demand for construction and mining equipment to continue, particularly in the newly-developing markets reflecting strong demand for key commodities. Growth of the world economy over the past several years has been driven by the emerging and developing economies and these economies are becoming an important participant in global trade. It is projected that these economies would continue to grow robustly while the GDP growth rate of these economies for the fiscal year ending March 31, 2009 is likely to be moderate. Since growth in these economies is more resource-intensive, increase in demand for key commodities is likely to continue. In response to such an environment, Komatsu plans to expand its production capacity and further improve its profits by launching new products and realizing higher sales prices.

Industrial Machinery, Vehicles and Others

In the fiscal year ended March 31, 2008, Komatsu’s industrial machinery business effectively took advantage of capital investments mainly by the automobile sector on a worldwide basis, enjoying increased sales of large presses, sheet metal and press machines. Komatsu anticipates this demand to continue in the fiscal year ending March 31, 2009 against the backdrop of strong capital investments by the automobile sector, supported by increasing demand for automobiles especially in the newly-developing markets. In response to such expected increase in demand, Komatsu built an additional facility (Kanazawa Plant in Ishikawa Prefecture, Japan) and started the production of large presses that are used in manufacturing automobile bodies in January 2007. For additional information about Komatsu’s future capital investment plan, see Item 4 D. Property, Plants and Equipment.

To further reinforce the industrial machinery business, the Company acquired a 29.3% equity interest in NIPPEI TOYAMA in December 2006. In January 2008, the Company launched a tender offer to obtain all remaining issued and outstanding shares of NIPPEI TOYAMA, resulting in an equity-holding ratio of 93.7% as of March 31, 2008. The Company plans to make NIPPEI TOYAMA a wholly-owned subsidiary through share exchanges by the end of August 2008. Komatsu anticipates an increase in overall net sales when sales generated by NIPPEI TOYAMA as a newly consolidated subsidiary are incorporated.

Reclassification of Business Segments

Komatsu’s management has decided to reclassify the forklift truck business of Komatsu Utility Co., Ltd. and Komatsu Logistics Corp. from the Industrial Machinery, Vehicles and Others operating segment to the Construction and Mining Equipment operating segment starting from the fiscal year ending March 31, 2009. The forklift truck business was merged with the compact construction equipment business when Komatsu Utility Co., Ltd. was established in April 2007 by consolidating Komatsu Zenoah Co.’s compact-construction equipment business into Komatsu Forklift Co., Ltd.’s forklift business. Komatsu Logistics Corp. has strong relations with the construction and mining equipment business through the transportation of products, components and parts. Management believes that it is better positioned to make management decisions more swiftly by integrating these business resources with the construction and mining equipment business. In light of these upcoming reclassifications, Komatsu’s operating segments will be called “Construction, Mining and Utility Equipment” and “Industrial Machinery and Others” starting from the fiscal year ending March 31, 2009.

Forward looking statements

This annual report contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

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

E. Off-Balance Sheet Arrangements

Komatsu has several accounts receivable securitization programs which are expected to become an important source of capital for Komatsu in the future. As of March 31, 2008, Komatsu had securitized accounts receivable of ¥166,256 million (U.S.$1,663 million) or approximately 21.0% of its total receivables as of that date.

The securitized receivables are removed from the consolidated balance sheet when they are sold. Komatsu has entered into contractual arrangements with special purpose entities solely for the purpose of securitizing its receivables. A downgrading or worsening of the quality of Komatsu’s receivables portfolio could restrict it from using its receivables securitization programs. Its receivables as of March 31, 2008 and 2007 are summarized as follows:

	Millions of yen
	Fiscal Years Ended March 31,		Millions of U.S. dollars
	2008	2007	2008
Trade notes	¥101,724	¥136,837	$1,017
Accounts receivable	433,370	353,034	4,334

Total	535,094	489,871	5,351

Less: allowance	(11,470)	(11,808)	(115)

Trade receivables-current	¥523,624	¥478,063	$5,236

Long-term trade receivables	¥89,695	¥73,669	$897

Installment and lease receivables (less unearned interests) are included in trade notes and accounts receivables and long-term trade receivables. Lease receivables primarily represent receivables from customers for equipment leased by Komatsu Utility Co., Ltd. These leases are accounted for as sales-type leases in conformity with SFAS No. 13. Equipment sales revenue from sales-type leases is recognized at the inception of the leases. As of March 31, 2008 and 2007, lease receivables consisted of the following:

	Millions of yen
	Fiscal Years Ended March 31,		Millions of U.S. dollars
	2008	2007	2008
Minimum lease payments receivable	¥24,492	¥22,935	$245
Unearned income	(2,569)	(2,212)	(26)

Net lease receivables	¥21,923	¥20,723	219

Cash flows received for all securitization activities from the sale of trade notes and accounts receivable for the fiscal years ended March 31, 2008, 2007 and 2006 were ¥343,457 million (U.S.$3,435 million), ¥355,627 million and ¥382,669 million, respectively.

Certain consolidated subsidiaries retain responsibility to service sold trade receivables and accounts receivable that are sold pursuant to a securitization transaction. However, contractual servicing fees are not received from the third parties separately. The investors and the trusts that hold the receivables have no or limited recourse rights to certain subsidiaries’ assets in case of debtor’s default. Appropriate reserves have been established for potential losses relating to the limited recourse of the sold receivables. Also certain subsidiaries, except for a certain U.S. subsidiary, as transferor do not retain any interest in the receivables sold.

The components of securitized trade receivables and other assets managed together as of March 31, 2008 and 2007 were as follows:

	Millions of yen
	Fiscal Years Ended March 31,		Millions of U.S. dollars
	2008	2007	2008
Total amount of trade receivables that are managed and securitized	¥791,045	¥748,478	$7,910
Assets transferred	(166,256)	(184,938)	(1,663)

Total amount of trade receivables on balance sheet	¥624,789	¥563,540	$6,248

A certain U.S. subsidiary’s retained interests, which are included in the recourse provisions, are subordinate to investor interests and their values are subject to certain key assumptions. Key assumptions used in measuring the fair value of such retained interests relating to securitization transactions completed during the fiscal years ended March 31, 2008 and 2007 were as follows:

	Fiscal Years Ended March 31,
	2008	2007
Weighted-average life	29 months	30 months
Prepayment speed over the life	0.5%	0.7%
Expected credit losses over the life	0.9%	1.0%

The carrying amount of such retained interests was ¥3,015 million (U.S.$30 million) asset and ¥202 million liability as of March 31, 2008 and 2007, respectively. The impact of 10% and 20% changes to the key assumptions on the fair value of such retained interests as of March 31, 2008 is immaterial to Komatsu’s business as a whole.

Commitments and Contingent Liabilities

As of March 31, 2008, Komatsu had ¥9,746 million (U.S.$97million) of contingent liabilities with financial institutions for discounted and transferred receivables on a recourse basis.

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

For each guarantee issued, Komatsu is required to perform under such guarantee if the borrower defaults on a payment required to be made by the applicable contract’s terms. The contract terms range from 10 years to 30 years in the case of employees’ housing loans, and from 1 to 8 years in the case of loans borrowed by Komatsu’s affiliated companies and other companies. The maximum aggregate amount of undiscounted payments Komatsu would have had to make in the event that a payment default were to occur for these loans was ¥65,050 million (U.S.$651 million) as of March 31, 2008. The carrying amounts of liabilities recognized for Komatsu’s obligations as guarantor under these guarantees as of March 31, 2008 were believed to be insignificant by its management. Some of these guarantees were secured by collateral or insurance.

Komatsu’s management believes that losses from these contingent liabilities, if any, would not have a material effect on the consolidated financial statements of Komatsu.

Commitments for capital investment as of March 31, 2008, totaled approximately ¥24,700 million (U.S.$247 million).

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

Komatsu also issues contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty costs for the fiscal years ended March 31, 2008 and 2007 are summarized below:

	Millions of yen
	Fiscal Years Ended March 31,		Millions of U.S. dollars
	2008	2007	2008
Balance at beginning of year	¥28,999	¥26,582	290
Addition	27,879	39,756	279
Utilization	(22,933)	(37,862)	(229)
Other	(2,055)	523	(21)

Balance at end of year	31,890	¥28,999	319

F. Tabular Disclosure of Contractual Obligations

The following tables set forth Komatsu’s contractual obligations as of March 31, 2008.

	Millions of yen
	Expected Maturity Date
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term Debt Obligations	108,782	108,782	—	—	—

Long-term Debt Obligations (excluding Capital Lease Obligations)	253,578	80,838	87,574	83,694	1,472

Capital (Finance) Lease Obligations	81,876	27,206	33,157	19,353	2,160

Operating Lease Obligations	12,523	3,845	4,521	1,563	2,594

Interest on interest-bearing debt	20,826	11,942	6,691	2,010	183

Pension and other postretirement obligations	4,963	4,963	—	—	—

Total	482,548	237,576	131,943	106,620	6,409

	Millions of U.S. dollars
	Expected Maturity Date
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term Debt Obligations	1,088	1,088	—	—	—

Long-term Debt Obligations (excluding Capital Lease Obligations)	2,536	808	876	837	15

Capital (Finance) Lease Obligations	819	272	332	194	21

Operating Lease Obligations	125	38	45	16	26

Interest on Interest-bearing Debt	208	119	67	20	2

Pension and Other Postretirement Obligations	49	49	—	—	—

Total	4,825	2,374	1,320	1,067	64

Short-term and long-term debt obligations exclude SFAS No. 133 market value adjustments of ¥108 million (U.S.$1 million) and ¥7,751 million (U.S.$78 million), respectively.

Interest on interest-bearing debt is based on rates in effect as of March 31, 2008.

Pension and other postretirement obligations reflect contributions expected to be made during the year ending March 31, 2009 only, as the amounts of funding obligations beyond the next year are not yet determinable.

Commitments for capital investment as of March 31, 2008 totaled approximately ¥24,700 million (U.S.$247 million).

Obligations related to derivative activities are summarized in Foreign Exchange Risk and Interest Rate Risk under Item 11. Quantitative and Qualitative Disclosures about Market Risk.

G. Safe Harbor

Any information disclosed under Item 5.F. Tabular Disclosure of Contractual Obligations, that is not historical in nature is deemed to be a forward-looking statement. See “Cautionary Statement with respect to forward-looking statements” for more information.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the Directors and Corporate Auditors of the Company, their date of birth, current position with the Company, prior positions, the dates when they assumed such positions and other principal business activities performed outside the Company as of June 25, 2008. The Company’s senior management is comprised of all of the directors (excluding outside directors) listed below.

Board of Directors

Masahiro Sakane

Date of Birth:	Jan. 7, 1941
Director Since:	Jun. 1989
Current Positions:	Chairman of the Board and Representative Director (since Jun. 2007)

Prior Positions:
Jun. 2003	President, Representative Director and Chief Executive Officer
Jun. 2001	President and Representative Director
Jun. 1999	Executive Vice President and Representative Director
Jun. 1997	Executive Managing Director
Jun. 1994	Managing Director
Jun. 1989	Director
Jun. 1989	General Manager, Business Development Division
Apr. 1963	Joined the Company

Principal Business Activities outside the Company:
None

Kunio Noji*

Date of Birth:	Nov. 17, 1946
Director Since:	Jun. 2001
Current Positions:	President, Representative Director and Chief Executive Officer (since Jun. 2007)

Prior Positions:
Apr. 2003	Director and Senior Executive Officer (Senmu)
Jun. 2001	Managing Director
Jun. 2000	Senior Executive Officer (Joumu)
Jun. 1999	Executive Officer
Jun. 1997	Director
Mar. 1997	General Manager, Information Systems Division
Apr. 1969	Joined the Company

Principal Business Activities outside the Company:
None

Yoshinori Komamura*

Date of Birth:	Feb. 20, 1948
Director Since:	Jun. 2005
Current Positions:	Director (since Jun. 2005)
Senior Executive Officer (Senmu) (since Apr. 2007)
President of Construction and Mining Equipment Marketing Division (since Apr. 2005)

Prior Positions:
Apr. 2005	Senior Executive Officer (Joumu)
Jun. 1999	President and Representative Director of Komatsu Europe International N.V.
Apr. 1970	Joined the Company

Principal Business Activities outside the Company:
None

Yasuo Suzuki*

Date of Birth:	Jan. 28, 1948
Director Since:	Jun. 2004
Current Positions:	Director (since Jun. 2004)
Senior Executive Officer (Senmu) (since Apr. 2007)
President of Industrial Machinery General Headquarters (since Apr. 2008)

Prior Positions:
Apr. 2004	Senior Executive Officer (Joumu)
Jun. 2002	Executive Officer
Apr. 2002	President, Industry Machinery Division
Apr. 1970	Joined the Company

Principal Business Activities outside the Company:
None

Kenji Kinoshita*

Date of Birth:	Oct. 7, 1947
Director Since:	Jun. 2007
Current Positions:	Director (since Jun. 2007) Chief Financial Officer (“CFO”) (since Jun. 2001) Senior Executive Officer (Senmu) (since Apr. 2008)
Supervising CSR and Corporate Communications and Investor Relations (since Apr. 2008)

Prior Positions:
Apr. 2004	Senior Executive Officer (Joumu)
Jun. 2000	Executive Officer
Jan. 1996	General Manager, Finance and Treasury Dept., Accounting Division
Jul. 1971	Joined the Company

Principal Business Activities outside the Company:
None

Masahiro Yoneyama

Date of Birth:	Jul. 3, 1946
Director Since:	Jun. 2004
Current Positions:	Director (since Jun. 2004)
Representative of All China Operations (since Apr. 2006)

Prior Positions:
Apr. 2007	Senior Executive Officer (Senmu)
Apr. 2003	Senior Executive Officer (Joumu)
Jun. 1999	Executive Officer
Jun. 1996	General Manager, Human Resources Dept.
Apr. 1970	Joined the Company

Principal Business Activities outside the Company:
Chairman of Komatsu (China) Ltd.

Susumu Isoda

Date of Birth:	Jan. 20, 1947
Director Since:	Jun. 2007
Current Positions:	Director (since Jun. 2007)

Prior Positions:
Apr. 2006	Senior Executive Officer (Senmu)
Apr. 2003	Senior Executive Officer (Joumu)
Jun. 1999	Executive Officer
Jun. 1998	Director
Oct. 1997	Osaka Plant Manager
Apr. 1969	Joined the Company

Principal Business Activities outside the Company:
President and Representative Director of Komatsu Utility Co., Ltd. (since Apr. 2007)

Morio Ikeda

Date of Birth:	Dec. 25, 1936
Director Since:	Jun. 2005
Current Position:	Outside Director (since Jun. 2005)

Prior Positions:
Jun. 2006	Advisor to Shiseido Co., Ltd. (current position)
Jun. 2005	Chairman and Director of Shiseido Co., Ltd.
Jun. 2001	Representative Director, President and Chief Executive Officer of Shiseido Co., Ltd.
Jun. 2000	Executive Vice President and Representative Director of Shiseido Co., Ltd.
Jun. 1997	Senior Executive Director and Representative Director of Shiseido Co., Ltd.
Jun. 1995	Executive Director of Shiseido Co., Ltd.
Jun. 1990	Director of Shiseido Co., Ltd.
Apr. 1961	Joined Shiseido Co., Ltd.

Principal Business Activities outside the Company:
Advisor to Shiseido Co., Ltd. (since Jun. 2006) Chairman of the Board of Trustees of Toyo Eiwa Jogakuin

Kensuke Hotta

Date of Birth:	Oct. 12, 1938
Director Since:	Jun. 2008
Current Position:	Outside Director (since Jun. 2008)

Prior Positions:
Mar. 2008	Retired from office of Morgan Stanley Japan Securities Co., Ltd.
Dec. 2007	Senior Advisor of Morgan Stanley Japan Securities Co., Ltd.
Oct. 2007	Chairman and Representative Director of Hotta Partners Inc. (current position)
Apr. 2006	Chairman and Representative Director of Morgan Stanley Japan Securities Co., Ltd.
Jan. 2001	Chairman of Morgan Stanley Japan Limited
Jun. 1997	Deputy President and Representative Director of the Sumitomo Bank, Ltd. (now Sumitomo Mitsui Banking Corporation, hereinafter the “Bank”)
Oct. 1992	Senior Managing Director and Representative Director of the Bank
Oct. 1990	Managing Director of the Bank
Jun. 1987	Director of the Bank
Apr. 1962	Joined the Bank

Principal Business Activities outside the Company:
Chairman and Representative Director of Hotta Partners Inc.

Noriaki Kano

Date of Birth:	Apr. 29, 1940
Director Since:	Jun. 2008
Current Position:	Outside Director (since Jun. 2008)

Prior Positions:
Jun. 2006	Professor Emeritus at Tokyo University of Science (current position)
Oct. 1982	Professor at Faculty of Engineering, Tokyo University of Science

Principal Business Activities outside the Company:
None

Corporate Auditors

Masafumi Kanemoto

Date of Birth:	May 11, 1947
Corporate Auditor Since:	Jun. 2002
Current Position:	Corporate Auditor (Full Time) (since Jun. 2002)

Prior Positions:
Mar. 1999	General Manager, Auditing Office of the Company
Dec. 1994	Senior Manager, Controlling Department, Accounting Division of the Company
Apr. 1970	Joined the Company

Principal Business Activities outside the Company:
None

Masaji Kitamura

Date of Birth:	Aug. 19, 1947
Corporate Auditor Since:	Jun. 2008
Current Positions:	Corporate Auditor (Full Time) (since Jun. 2008)
Assistant to President (since Apr. 2008)

Prior Positions:
Apr. 2007	Senior Executive Officer (Joumu)
Apr. 2005	President of Construction and Mining Equipment Strategy Division
Apr. 2003	Executive Officer
Jun. 1994	President of Procurement Division of Osaka Plant, Construction Equipment Division
Apr. 1971	Joined the Company

Principal Business Activities outside the Company:
None

Takaharu Dohi

Date of Birth:	Jul. 12, 1933
Corporate Auditor Since:	Jun. 1999
Current Position:	Corporate Auditor (since Jun. 1999)

Prior Positions:
Jul. 1998	Registered as attorney-at-law (bengoshi)
Jun. 1998	Resigned from the Public Prosecutor General
Jan. 1996	Public Prosecutor General
Jul. 1995	Superintendent Public Prosecutor of the High Public Prosecutors Office in Tokyo
Jul. 1993	Superintendent Public Prosecutor of the High Public Prosecutors Office in Osaka
May. 1992	Deputy Prosecutor General
Apr. 1958	Appointed Public Prosecutor

Principal Business Activities outside the Company:
Attorney-at-law (bengoshi)

Makoto Okitsu

Date of Birth:	Dec. 2, 1939
Corporate Auditor Since:	Jun. 2006
Current Position:	Corporate Auditor (since Jun. 2006)

Prior Positions:
Jun. 2006	Chairman and Director of Teijin Limited
Jun. 2005	Chairman and Director of Nabtesco Corporation (previously known as Teijin Seiki Co., Ltd.)
Jun. 2005	Chairman and Representative Director of Teijin Limited
Jun. 2004	Director of Teijin Limited
Sep. 2003	President and Representative Director of Nabtesco Corporation
Jun. 1999	Director of Teijin Limited
Jun. 1998	President and Representative Director of Teijin Seiki Co., Ltd.
Jun. 1996	Managing Director of Teijin Seiki Co., Ltd.
Jun. 1994	Director of Teijin Seiki Co., Ltd.
Apr. 1963	Joined Teijin Limited

Principal Business Activities outside the Company:
Advisor to Teijin Limited (since Jun. 2008)

Hiroyuki Kamano

Date of Birth:	Jul. 21, 1945
Corporate Auditor Since:	Jun. 2007
Current Position:	Corporate Auditor (since Jun. 2007)

Prior Positions:
Oct. 1988	Partner of the Kamano Sogo Law Offices (current position)
Apr. 1981	Registered as attorney-at-law (bengoshi)
Dec. 1978	Retired from the Ministry of Foreign Affairs
Apr. 1971	Entered the Ministry of Foreign Affairs

Principal Business Activities outside the Company:
Attorney-at-law (bengoshi)
Partner of Kamano Sogo Law Offices

Notes:

1)	Directors Morio Ikeda, Kensuke Hotta and Noriaki Kano satisfy the requirements for outside director set forth in Article 2, Item 15 of the Corporation Act of Japan.

2)	Corporate auditors Takaharu Dohi, Makoto Okitsu and Hiroyuki Kamano satisfy the requirements for outside corporate auditors set forth in Article 2, Item 16 of the Corporation Act of Japan.

3)	The Company introduced an executive officer system in June 1999. As of June 25, 2008, the Company has 26 officers including 4 persons simultaneously holding the position of director. Such persons have been marked with an asterisk in the above table.

4)	There are no family relationships between any of the directors or corporate auditors of the Company.

5)	There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the directors or corporate auditors of the Company were selected as a director or member of senior management.

Corporate Governance

Basic Stance on Corporate Governance

To become a company which enjoys an ever larger trust of all stakeholders by maximizing its corporate value, Komatsu is working to strengthen corporate governance, improve management efficiency, advocate corporate ethics and ensure sound management on a group-wide basis. To further improve transparency of the management to shareholders and investors, Komatsu discloses information in a fair and timely manner and actively engages in investor relations activities by holding meetings in Japan and abroad to explain business results.

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

The Company’s Board of Directors meets every month, discusses and adopts resolutions concerning important matters and determines management policies of Komatsu. The Company’s Board of Directors also closely supervises and monitors the performance of management duties by representative and other directors. Three outside directors have been appointed to the Company’s Board of Directors (which consisted of ten persons as of March 31, 2008) to enhance management transparency and objectivity.

With respect to corporate auditors (which consisted of five persons as of March 31, 2008), Komatsu has consistently made sure that at least half of them are outside corporate auditors. Each corporate auditor attends the Company’s Board of Directors meetings and other important meetings and audits the performance of duties by directors. The Board of Corporate Auditors of the Company performs such audit functions by meeting every month, determines audit policies, establishes scope of responsibilities and accountability and receives periodic status update reports from the directors as to the performance of his or her management duties. The Company has established the Office of Auditors’ Staff and assigned 5 employees who work as full-time and part-time assistants to the corporate auditors.

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

b. Support for Outside Directors (and Outside Corporate Auditors)

As a general rule, the Company provides the outside directors (and the outside corporate auditors) with the materials for Board meetings beforehand to ensure sufficient time for review. Concerning particularly important resolution matters, the Board of Directors discusses them in the Board meeting prior to the Board meeting where the concerned matters are scheduled for resolution. In this manner, the Company ensures that the directors will have sufficient time to review the matters before they resolve them and that they will be able to utilize the matters, which were pointed out during the earlier discussion, as proposals for review when resolving the concerned matters.

c. Collaboration between Corporate Auditors and Independent Public Accounting Firm

When making audit plans, corporate auditors exchange opinions with the contracted independent public accounting firm concerning audit policies, audit items focused upon and audit approaches in order to accomplish effective and efficient auditing. Corporate auditors also observe the independent public accounting firm when the firm audits Komatsu’s business bases, affiliated companies and other related entities.

Corporate Auditors and the independent public accounting firm also hold meetings to exchange audit information as needed during a given fiscal year, thus improving mutual collaboration and engaging in expeditious auditing. Furthermore, corporate auditors evaluate the methods and results of the independent public accounting firm by checking important matters at each interim and fiscal year-end, receiving their audit report and hearing their audit summary.

When the Board of Corporate Auditors approves of audit and non-audit work by the accounting firm, the Board defines the policies, procedures and other related matters and conducts preliminary reviews of individual procedures in order to maintain the independence of the accounting firm from Komatsu.

d. Collaboration between Corporate Auditors and the Internal Audit Department

The Internal Audit Department, in cooperation with other related departments, regularly audits business bases and affiliated companies both in Japan and overseas, evaluates the effectiveness of their internal control, reinforces their risk management and work to prevent frauds and errors. Corporate auditors observe audits by the Internal Audit Department, form their own audit opinions, and give advice and recommendations to the Internal Audit Department.

In addition to reporting the audit results above to the Board of Corporate Auditors, the Internal Audit Department maintains close and substantive collaborations with corporate auditors, for example, by providing information on a routine basis.

e. Collaboration between the Internal Audit Department and Independent Public Accounting Firm

In assessing the effectiveness of internal control, Internal Audit Department and independent public accounting firm collaborate as needed by exchanging opinions and sharing information.

(2)	Summary of Personal, Capital or Business Relationships or Other Vested Interests between the Company and its Outside Directors and Corporate Auditors

Messrs. Morio Ikeda, Kensuke Hotta and Noriaki Kano are outside directors of the Company as stipulated in Article 2, Item 15 of the Corporation Act of Japan, and none of them have any special vested relationship with the Company. Messrs. Takaharu Dohi, Makoto Okitsu, and Hiroyuki Kamano are outside corporate auditors of the Company as stipulated in Article 2, Item 16 of the Corporation Act of Japan, and none of them have any special vested relationship with the Company.

Interest of Management in Certain Transactions

None.

B. Compensation

The aggregate compensation, including bonuses and stock options, paid by the Company for the fiscal year ended March 31, 2008 to all directors and corporate auditors for services in all capacities, was ¥1,133 million. The breakdown of the compensation is set forth below.

	Number of Persons Paid	Amount Paid (Millions of Yen)
Remuneration (including bonuses and stock options to Directors)
Directors	10	1,041
Corporate Auditors	5	92

Total	15	1,133

Note: Of the aggregate remuneration paid to directors and corporate auditors, the amounts of remuneration paid to outside directors and outside corporate auditors are as follows.

	Number of Persons Paid	Amount Paid (Millions of Yen)
Remuneration (including bonuses and stock options to Outside Directors)
Outside Directors	3	91
Outside Corporate Auditors	3	27

Total	6	118

Bonuses

Bonuses to be received by the directors are determined by a resolution adopted at the ordinary general meeting of shareholders of the Company held in June of each year. Bonuses so paid are not deductible by the Company for tax purposes, and are reported for financial reporting purposes under selling, general and administrative expenses as a charge against income for the fiscal year in which they are paid. The Company does not grant bonuses to corporate auditors.

Retirement Allowance

At the ordinary general meeting of shareholders held on June 22, 2007, a resolution was passed to abolish the retirement benefit system for directors and corporate auditors and to pay each director and corporate auditor the amount of retirement benefits for the period of service up to June 22, 2007 at the time of their respective retirement. Accordingly, Komatsu did not make any provision for retirement allowance for the fiscal year ended March 31, 2008 and will not make any provision for retirement allowance in the future.

Stock Options

Komatsu has stock option plans for (1) directors of the Company and (2) certain employees of the Company and directors of major subsidiaries of the Company. Under these plans, the Company may grant rights to subscribe for or purchase shares of common stock of the Company (“Stock Acquisition Rights”) upon approval by shareholders at the ordinary general meeting of shareholders. The Company does not grant Stock Acquisition Rights to corporate auditors.

At the 138th ordinary general meeting of shareholders held on June 22, 2007, the shareholders approved the establishment of the maximum limit of ¥360 million for the yearly remuneration for directors of the Company in the form of stock options (of which, no more than ¥50 million is allocated for outside directors). Within this maximum limit, the Company may issue Stock Acquisition Rights as stock options upon resolution of the Board of Directors. The maximum number of Stock Acquisition Rights to be issued on a date within one year from the day of the ordinary general meeting of shareholders of the respective fiscal year is 239 units (of which a total number of 33 units is allocated for outside directors). The maximum number of shares of common stock of the Company subject to Stock Acquisition Rights is 239,000 shares (of which, 33,000 shares are allocated for outside directors).

During the fiscal year ended March 31, 2008, the Company granted to its Directors 239 Stock Acquisition Rights conferring the right to purchase a total number of 239,000 shares of common stock of the Company. The exercise price for these Stock Acquisition Rights issued as of September 3, 2007 was ¥3,661 per share. These Stock Acquisition Rights are exercisable from September 3, 2008 to August 31, 2015.

The Company plans to resolve an issuance and an allocation of the Stock Acquisition Rights as the stock options to Directors of the Company within the above annual maximum limits at a meeting of the Board of Directors to be held during the fiscal year ending March 31, 2009.

For additional information regarding the stock acquisition rights granted to Directors and certain employees of the Company and Directors of its subsidiaries during the fiscal year ended March 31, 2008, see Item 6.E. “Share Ownership.”

C. Board Practices

All directors and corporate auditors are elected at a general meeting of shareholders. Directors serve a one year term and corporate auditors serve a four year term pursuant to the Articles of Incorporation. However, a director or a corporate auditor may serve any number of consecutive terms.

The Board of Directors elects from its members a certain number of Representative Directors who have the power severally to represent the Company in all matters, and elects a President from the Representative Directors. At its discretion, the Board of Directors may also elect a Chairman from among its members and may grant special titles to one or more directors as it deems necessary. At the present time, the Chairman and the President are Representative Directors.

The corporate auditors of the Company are not required to be, and are not, certified public accountants. Each corporate auditor audits the performance of the directors, and may at any time request the directors to report on the business activities of the Company or investigate the business as well as the financial situation of the Company. Certain powers are provided under the Corporation Act of Japan to enable the corporate auditors to carry out these functions. Further, each corporate auditor continues to perform the function of examining the annual financial documents and the rendering of an opinion thereon for the general meeting of shareholders. The corporate auditors may not at the same time be directors, managers or employees of the Company or of any of its subsidiaries. The Company does not have an audit committee.

For information relating to the period during which each of the Company’s directors and corporate auditors have served in their respective offices, see Item 6.A.

The Company does not have a remuneration committee but does have a Compensation Council that is composed of a majority of external experts as noted in Item 6.A. “Corporate Governance”.

None of the directors have entered into service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment. For additional information regarding director compensation, see Item 6.B. “Compensation”.

D. Employees

The following table shows the number of employees by operating segment as of March 31, 2008, 2007 and 2006.

Number of employees by operating segment

	As of March 31,
	2008	2007	2006
Construction and Mining Equipment	30,171	26,790	25,103
	(6,795)	(5,810)	(5,089)

Industrial Machinery, Vehicles and Others	8,629	6,622	9,036
	(1,802)	(1,941)	(1,840)

Corporate	467	451	458
	(72)	(55)	(49)

Total	39,267	33,863	34,597
	(8,669)	(7,806)	(6,978)

Notes:

1)	Numbers in parentheses refer to the average number of temporary employees, which is not included in the total numbers of employees in each operating segment.

2)	Number of employees under “Corporate” refers to employees working for administrative departments who cannot be classified into specific operating segments.

3)	The number of employees as of March 31, 2008 increased by 5,404 as compared to the number as of March 31, 2007. This increase is due primarily to the inclusion of employees of newly consolidated subsidiaries and the expansion of Komatsu’s business.

4)	Figures for the Industrial Machinery, Vehicles and Others operating segment have been retrospectively adjusted for the prior fiscal years to reflect the reclassification of the operating segments.

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

E. Share Ownership

The following table sets forth the number of shares owned by the directors and corporate auditors of the Company as of May 31, 2008.

Name	Position	Number of shares (in thousands)
Masahiro Sakane	Chairman of the Board, Representative Director	92
Kunio Noji	President, Representative Director	63
Yoshinori Komamura	Director	24
Yasuo Suzuki	Director	22
Kenji Kinoshita	Director	23
Masahiro Yoneyama	Director	28
Susumu Isoda	Director	19
Morio Ikeda	Director	1
Kensuke Hotta	Director	1
Noriaki Kano	Director	6
Masafumi Kanemoto	Corporate Auditor (Full time)	18
Masaji Kitamura	Corporate Auditor (Full time)	10
Takaharu Dohi	Corporate Auditor	0
Makoto Okitsu	Corporate Auditor	0
Hiroyuki Kamano	Corporate Auditor	3

Total		313

Note: The number of shares for each director and corporate auditor are rounded down. Accordingly, the sum of the amounts indicated in the “Number of shares (in thousands)” column may not add up to the figure provided as the “Total.”

Each of the directors and corporate auditors own less than one percent of the issued and outstanding shares of common stock of the Company. The number of shares listed above does not include options that are exercisable for shares of the Company’s common stock. directors and corporate auditors are entitled to voting rights that do not differ in any respect from voting rights granted to other shareholders of the common stock of the Company.

As noted in Item 6.B. “Compensation”, during the fiscal year ended March 31, 2008, directors of the Company were granted 239 Stock Acquisition Rights (conferring the right to purchase a total number of 239,000 shares of common stock of the Company), and the exercise price for these Stock Acquisition Rights granted as of September 3, 2007 was ¥3,661 per share. These Stock Acquisition Rights are exercisable from September 3, 2008 to August 31, 2015.

Pursuant to approval by the shareholders at the ordinary general meeting of shareholders, certain employees of the Company and directors of major subsidiaries of the Company were granted in the aggregate 323 Stock Acquisition Rights (conferring the right to purchase a total number of 323,000 shares of common stock of the Company) during the fiscal year ended March 31, 2008. The exercise price for these Stock Acquisition Rights granted as of September 3, 2007 was ¥3,661 per share. These Stock Acquisition Rights are exercisable from September 1, 2008 to August 31, 2015.

At the 139th ordinary general meeting of shareholders held on June 24, 2008, it was approved that the Company grant no more than 271 Stock Acquisition Rights (the number of shares of common stock of the Company subject to Stock Acquisition Rights is 271,000 shares) as stock options to employees of the Company and directors of major subsidiaries of the Company. It was also approved that the Company’s Board of Directors is given the authority to issue the Stock Acquisition Rights.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows the number of the Company’s shares held by the 10 major shareholders of the Company and their ownership percentage as of March 31, 2008.

Major Shareholders as of March 31, 2008

Name of Major Shareholders	Number of Shares Held (in thousands)	Percentage (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	68,240	6.83
The Master Trust Bank of Japan, Ltd. (Trust Account)	65,591	6.56
Taiyo Life Insurance Company	47,164	4.72
Nippon Life Insurance Co.	33,283	3.33
State Street Bank and Trust Company	32,423	3.24
NATS CUMCO	18,172	1.81
Sumitomo Mitsui Banking Corp.	17,835	1.78
State Street Bank and Trust Company 505103	16,503	1.65
NIPPONKOA Insurance Co., Ltd.	13,962	1.39
Trust & Custody Services Bank, Ltd. (Trust Account Y)	11,875	1.18

Total of Top 10 Shareholders	325,052	32.54

Notes:

1)	Shares held by the Japan Trustee Services Bank, Ltd., The Master Trust Bank of Japan, Ltd. and the Trust & Custody Services Bank, Ltd. are held through trusts.

2)	NATS CUMCO is the share nominee of Citibank, N.A. which is the trustee of the Company’s American Depositary Receipts (“ADRs”).

3)	As joint owners of the Company’s shares, Taiyo Life Insurance Company and T&D Asset Management Co., Ltd. filed a Report of Change No. 2 of the substantial share holding report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan on June 13, 2005. The number of the Company’s shares held by Taiyo Life Insurance Company in the foregoing table is based on the Company’s record of shareholders, because the Company is unable to identify the number of shares actually held by such two entities jointly as of March 31, 2008.

4)	As joint owners of the Company’s shares, Barclays Global Investors Japan Limited and 6 joint owners filed a Report of Change No. 2 of the substantial share holding report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan on October 1, 2007. The number of the Company’s shares held by major shareholders in the foregoing table is based on the Company’s record of shareholders, because the Company is unable to identify the number of shares actually held by Barclays Global Investors Japan Limited and 6 joint owners as of March 31, 2008.

5)	The figures for each shareholder is rounded. Accordingly, the sum of the amounts indicated in each column do not necessarily add up to the figures provided as “Total of Top 10 Shareholders.”

To the best knowledge of the Company, no significant change has occurred in the ownership percentage of the major shareholders listed above during the past three years, except for the increase of State Street Bank and Trust Company’s ownership percentage to 3.24% as of March 31, 2008 from 0.87% as of March 31, 2007.

The Company’s major shareholders are not entitled to any voting rights that are not provided to the other shareholders.

As of March 31, 2008, 15.8% of the shares of common stock issued (998,744,060 shares) were held of record by 178 residents of the United States.

To the best knowledge of the Company, the Company is not, directly or indirectly, controlled by another corporation or another entity, by the Government of Japan or by any foreign government, nor does any person own more than 10% of the Company’s common stock.

There are no arrangements that are known to the Company the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

In the ordinary course of business, Komatsu purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. Komatsu regularly has trade accounts and other receivables payable by, and accounts payable to, its affiliates accounted for by the equity method. Furthermore, Komatsu has made loans to or received borrowings from its affiliates accounted for by the equity method for the fiscal year ended March 31, 2008. Komatsu believes all of these transactions with, and loans to and borrowings from, its affiliates accounted for by the equity method to be arms-length transactions. In addition, Komatsu does not consider the amounts of these transactions with, or loans to or borrowings from, its affiliates accounted for by the equity method to be material to its business.

For additional information, see Note 8 to the Consolidated Financial Statements included elsewhere in this report.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See the Consolidated Financial Statements and Notes to Consolidated Financial Statements included in the Company’s Financial Report to Shareholders for the fiscal year ended March 31, 2008 attached hereto and incorporated herein by reference.

Legal Proceedings

Komatsu is involved in certain legal actions and claims arising out of the ordinary course of its business. It is the opinion of the management and legal counsel that such litigation and claims will be resolved without material effects on Komatsu’s financial position or profitability.

Dividend Policy

The Company makes effort to provide steady dividend payments, taking into consideration the consolidated business results in determining the amount of profit to redistribute. The Company’s goal is to provide a consolidated dividend payout ratio of 20% or higher. The Company distributes dividends twice a year, i.e., distribute as year-end dividends and interim dividends. The resolutions for the distributions of year-end dividends and of interim dividends are adopted at the ordinary general meeting of shareholders and at the meeting of the Board of Directors. For the fiscal year ended March 31, 2008, the Company paid interim dividends of ¥20.0 per share, and year-end dividends of ¥22.0 per share, for a total annual per share dividend of ¥42.0.

Any retained earnings will be used to expand Komatsu’s business and to strengthen its business bases by making effective investments in areas where Komatsu enjoys technological advantages.

Under the Articles of Incorporation of the Company, the Company may distribute interim dividends pursuant to Article 454, Paragraph 5 of the Corporation Act of Japan, by resolutions adopted by the Board of Directors, by setting the record date as of September 30 of each year.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

The shares of common stock of the Company have been listed on the Tokyo Stock Exchange (“TSE”) and the Osaka Stock Exchange in Japan since May 1949.

In the United States, the Company’s American Depositary Shares (“ADSs”), each representing 4 shares of common stock, are traded over-the-counter in the form of ADRs and are issued and exchanged by Citibank, N.A. in New York as the depositary.

As of March 31, 2008, out of a total of 998,744,060 shares of common stock issued, 995,103,847 shares were outstanding. This incorporates 5,308,564 ADSs (equivalent to 21,234,256 shares of common stock, or approximately 2.1% of the total number of shares of common stock outstanding) held by 11 registered ADR holders.

The following table sets forth the reported high and low sales prices of the Company’s stock on the TSE and the reported high and low sales prices of ADSs for the periods indicated.

	TSE (Japanese Yen)		ADS (U.S. dollars)
Period	High	Low	High	Low
Annual highs and lows
The fiscal year ended March 31, 2004	715	408	26.05	13.70
The fiscal year ended March 31, 2005	837	583	31.88	21.30
The fiscal year ended March 31, 2006	2,255	715	76.25	26.90
The fiscal year ended March 31, 2007	2,870	1,857	95.20	66.40
The fiscal year ended March 31, 2008	4,090	2,175	138.74	82.75

Quarterly highs and lows
The fiscal year ended March 31, 2007
1st quarter	2,670	1,857	95.20	66.80
2nd quarter	2,350	1,912	81.70	66.40
3rd quarter	2,440	1,992	82.40	68.50
4th quarter	2,870	2,265	92.70	76.85

The fiscal year ended March 31, 2008
1st quarter	3,680	2,410	117.75	82.75
2nd quarter	3,990	2,870	134.75	109.25
3rd quarter	4,090	2,780	138.74	99.60
4th quarter	2,955	2,175	115.55	84.95

Monthly highs and lows
December 2007	3,420	2,780	121.81	99.60
January 2008	2,955	2,175	110.25	86.74
February 2008	2,930	2,205	108.05	84.95
March 2008	2,880	2,385	115.55	96.00
April 2008	3,190	2,600	121.07	104.50
May 2008	3,400	3,020	129.99	121.24

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. “Offer and listing details.”

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

General

The Company’s authorized share capital is 3,955,000,000 shares, of which 998,744,060 shares were issued as of May 31, 2008. Under the Corporation Act of Japan, shares of companies that issue share certificates must be registered and are transferable by delivery of share certificates. In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on the shareholder register under the Corporation Act of Japan, in accordance with the Company’s Share Handling Regulations.

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

-Japanese Unit Share System

On June 14, 2006, the Board of Directors of the Company adopted a resolution to decrease the number of shares constituting one “unit” of the Company to 100 shares effective as of August 1, 2006. Accordingly, since August 1, 2006, 100 shares of common stock constitute one trading “unit”. Prior to this change, the Company’s Articles of Incorporation provided that 1,000 shares of common stock constitute one “unit”. The Corporation Act of Japan permits the Company, by resolution of its Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend its Articles of Incorporation to this effect without the approval of a shareholders’ meeting.

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

-Ordinary and Extraordinary General Meeting of Shareholders

The Company usually holds its ordinary general meeting of shareholders in June of each year in Minato-ku, Tokyo or in a neighboring district. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Corporation Act of Japan and the Company’s Articles of Incorporation, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his or her resident proxy or mailing address in Japan, at least two weeks prior to the date of the meeting.

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

- Administrator of the Shareholders Register

Mitsubishi UFJ Trust and Banking Corporation (“Mitsubishi UFJ Trust”) is the administrator of the shareholders register for the Company’s shares. Mitsubishi UFJ Trust’s office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan. Mitsubishi UFJ Trust maintains the Company’s register of shareholders and records transfers of record ownership upon presentation of share certificates.

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

D. Exchange Controls

THE FOREIGN EXCHANGE AND FOREIGN TRADE LAW OF JAPAN

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder (collectively, the “Foreign Exchange Law”), regulate certain transactions involving a “non-resident of Japan” (as defined below) or a “foreign investor” (as defined below), including issuance of securities by a resident of Japan outside of Japan, transfer of securities between a resident of Japan and a non-resident of Japan, “inward direct investment” by a foreign investor, and a payment from Japan to a foreign country or by a resident of Japan to a non-resident of Japan.

“Non-residents of Japan” include individuals who are not resident in Japan and corporations whose principal offices are located outside of Japan. Generally, branches and other offices of Japanese corporations located outside of Japan are regarded as non-residents of Japan, but branches and other offices of non-resident corporations located within Japan are regarded as residents of Japan. “Foreign investors” are defined to be: (1) individuals not resident in Japan, (2) corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (3) corporations of which not less than 50% of the voting rights are held directly or indirectly by (1) or (2) above, and (4) corporations in which:

(a) a majority of the officers are non-resident individuals or (b) a majority of the officers having the power to represent the corporation are non-resident individuals.

The following is a summary of the pertinent provisions under the Foreign Exchange Law insofar as they affect debt securities of the Company, shares of the Company’s common stock or depositary receipts representing such shares.

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

If a foreign investor intends to acquire the listed shares and as a result of such acquisition the aggregate of the shares in the relevant corporation already held by that foreign investor and certain related parties (as specified under the Foreign Exchange Law) and the number of such shares proposed to be acquired by that foreign investor would be 10% or more of the total issued shares, such foreign investor will generally be subject to a post facto 15 day reporting requirement to the Minister of Finance and any other competent Minister having jurisdiction over the business of the issuer. In certain exceptional cases, a prior notification may be required. In case the prior notification requirement is applicable, the Minister of Finance and the competent Minister will ultimately have the power to order the alternation or suspension of the acquisition in certain special circumstances.

While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company for consideration exceeding 100 million yen to a non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial futures trader licensed under Japanese law.

Dividends and Proceeds of Sale

Under the Foreign Exchange Law, dividends paid on the shares of a Japanese corporation (including those in the form of depositary receipts) held by non-residents of Japan and the proceeds of any sale of such shares within Japan may in general be converted into any foreign currency and repatriated abroad. The acquisition of shares by non-resident shareholders by way of stock splits is not subject to any of the prior notification and/or post facto reporting requirements.

Exercise or Transfer of Share Acquisition Rights

The acquisition by a foreign investor of shares in a Japanese corporation upon the exercise of acquisition rights in respect of share acquisition rights or bonds with share acquisition rights issued inside or outside of Japan is subject to the formalities and restrictions described in the second paragraph under “Acquisitions of Shares” above. However, if a foreign investor wishes to dispose of, rather than exercise, any acquisition rights, such foreign investor may sell the rights inside or outside of Japan without material foreign exchange restriction; provided that the resident of Japan who acquired such rights is in general subject to post facto reporting requirements.

Depositary Receipts

When shares are deposited with a depositary located outside of Japan and depositary receipts are issued in exchange therefor, the depositary is treated like any other foreign investor acquiring shares.

THE FINANCIAL INSTRUMENTS AND EXCHANGE LAW

The Financial Instruments and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total outstanding voting shares of capital stock of a company listed on any Japanese stock exchange to file with the relevant Local Finance Bureau of the Minister of Finance within five business days a report concerning such share ownership. A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. Copies of any such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed. For this purpose, shares issuable exercise of rights for subscription of shares held by such holder are taken into account in determining both the size of a holding and a company’s total outstanding share capital.

E. Taxation

JAPANESE TAXATION

The discussion of Japanese taxation set forth below is intended only as a summary and does not purport to be a complete analysis or discussion of all the potential Japanese tax consequences that may be relevant to the ownership of the Company’s shares or ADSs by a person who is not a resident of Japan.

A non-resident of Japan or a non-Japanese corporation is generally subject to a Japanese withholding tax on cash dividends. Stock splits and allotment of shares without consideration, in general, are not subject to Japanese withholding tax since they are characterized merely as an increase in the number of shares (as opposed to an increase in the value of the shares) from a Japanese tax perspective. Due to the 2001 Japanese tax legislation effective April 1, 2001, a conversion of retained earnings or legal earned reserve into stated capital is not deemed a dividend payment to shareholders for Japanese tax purposes and therefore such a conversion does not trigger Japanese withholding taxation.

In the absence of any applicable treaty or agreement reducing the maximum rate of withholding tax, the standard rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock of the Company) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals), except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned standard 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or after January 1, 2004 but on or before March 31, 2009 and (ii) 15% for dividends due and payable on or after April 1, 2009.

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), (i) the withholding tax rate on dividends is generally 10% for portfolio investors who are qualified U.S. residents eligible to enjoy treaty benefits and (ii) the dividends are exempt from Japanese taxation by way of withholding or otherwise for pension funds which are qualified U.S. residents eligible to enjoy treaty benefits, unless the dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. For Japanese tax purposes, a treaty rate generally supersedes the tax rate under Japanese tax law. However, due to the so-called “preservation doctrine” under the Treaty, and/or due to the Special Measurement Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under Japanese tax law is lower than the treaty rate (which is currently the case with respect to the treaty), the Japanese tax rate applies (which, as discussed above, is currently 7% with respect to dividends paid on the Company’s shares).

The amount of withholding tax imposed on dividends payable to the holders of the Company’s shares or ADSs who reside in a country other than the United States is dependent upon the provisions of such treaties or agreements as may exist between such country and Japan.

Gains derived from the sale outside Japan of shares of common stock or ADSs by a non-resident of Japan or a non-Japanese corporation, or from the sale of the shares within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of common stock or ADSs as a distributee, legatee or donee.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership, and disposition of shares of common stock and ADSs of the Company to U.S. holders (as defined below). This summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership and disposition of shares of common stock or ADSs. This summary applies only to shares of common stock and ADSs acquired by U.S. holders and held as capital assets, within the meaning of section 1221(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and does not apply to persons in special tax situations, including, but not limited to, a person with a functional currency other than the U.S. dollar, a person that actually or constructively owns 10% or more of the Company’s voting stock, a tax-exempt organization, a bank, a financial institution, a real estate investment trust, a regulated investment company, a partnership or other flow-through entity, a dealer in securities or currencies, an insurance company, a securities trader electing to account for its investment in shares of common stock or ADSs on a mark-to-market basis, a person that owns shares of common stock or ADSs through a partnership or other entity treated as a partnership for U.S. federal income tax purposes or through a flow-through entity, a person who acquired shares of common stock or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation, or a person holding shares of common stock or ADSs in a hedging transaction or as part of a straddle or conversion transaction or other integrated financial transaction. In addition, this summary does not address the application, or the potential application, of the alternative minimum tax.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury regulations, judicial opinions, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Company has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a contrary position or that any position taken by the IRS would not be sustained.

As used in this summary, the term “U.S. holder” means a beneficial owner of shares of common stock or ADSs of the Company that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. holders for purposes of the following discussion.

If a partnership is a beneficial owner of shares of common stock or ADSs, the treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner of shares of common stock or ADSs that is a partnership and partners in such a partnership should consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning, and disposing of shares of common stock or ADSs.

This discussion is only a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of common stock or ADSs. Investors should consult their own tax advisors with respect to the particular tax consequences of the acquisition, ownership and disposition of shares of common stock or ADSs, including the effect of any state, local, foreign or other tax laws. In addition, this summary assumes that the Company has not been, is not currently, and will not be treated as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. See the discussion below under “Passive Foreign Investment Company Rules.”

Treatment of ADSs

In general, a U.S. holder of ADSs evidencing shares of common stock will be treated as the beneficial owner of the underlying shares of common stock represented and evidenced by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of shares of common stock by U.S. holders in exchange for ADSs generally will not result in the recognition of gain or loss for U.S. federal income tax purposes.

The United States Department of the Treasury (the “U.S. Treasury”) has expressed concerns that U.S. holders of foreign securities may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of a foreign security or an ADS and the issuer of the security has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions could also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Japanese taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each as described below, could be affected by actions taken by the depositary or others or by future actions taken by the U.S. Treasury.

Taxation of Distributions

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of distributions paid on shares of common stock or ADSs, other than certain pro rata distributions of shares of common stock, will generally be taxable as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported (where required) to U.S. holders as dividends. Such dividends will include any amounts withheld in respect of Japanese taxes and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

Subject to applicable limitations that may vary depending upon a U.S. holder’s individual circumstances (including with respect to certain short-term and hedged positions) and the discussion below under “Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. holders in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable at a maximum rate of 15% provided that certain conditions are met. Non-corporate U.S. holders should consult their own tax advisors regarding the availability of the reduced rate and to determine whether they are subject to any special rules that limit their ability to be taxed at this reduced rate.

Dividends paid in a foreign currency, such as Japanese yen, will be included in a U.S. holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the U.S. holder, in the case of shares of common stock, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars on such date. A U.S. holder will have a tax basis in such foreign currency equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of such receipt. Gain or loss, if any, realized by a U.S. holder on a subsequent sale or other disposition of the foreign currency will be ordinary income or loss, and will be income or loss from sources within the United States for U.S. foreign tax credit purposes. Prospective investors should consult their own tax advisors concerning the calculation and U.S. federal income tax treatment of foreign currency gain or loss.

For foreign tax credit purposes, dividends included in gross income by a U.S. holder in respect of shares of common stock or ADSs will generally constitute income from sources outside the United States. Japanese income taxes withheld from dividends on shares of common stock or ADSs may be claimed by a U.S. holder as a credit against U.S. federal income tax liability or, in the alternative, as a deduction in the computation of such U.S. holder’s taxable income, subject, in each case, to certain conditions and limitations. For U.S. foreign tax credit limitation purposes, dividends will generally be treated as “passive category income” or, in certain cases, “general category income.” The U.S. federal income tax rules relating to foreign tax credits are extremely complex. U.S. holders should consult their own tax advisors concerning the availability of foreign tax credits based upon their particular situations.

Sales and Other Dispositions of Shares of Common Stock or ADSs

Subject to the discussion below under “Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, upon a sale or other taxable disposition of a share of common stock or an ADS, a U.S. holder will recognize gain or loss in an amount equal to the difference between the amount realized (determined in U.S. dollars) on the disposition and such U.S. holder’s adjusted tax basis (determined in U.S. dollars) in the share of common stock or ADS (as the case may be). Any such gain or loss generally will constitute capital gain or loss, and will be long-term capital gain or loss if such U.S. holder held the share of common stock or the ADS (as the case may be) for more than one year as of the date of the disposition. The deduction of capital losses is subject to limitations under the Code. In addition, such gain or loss generally will be gain or loss from sources within the United States for foreign tax credit purposes.

Passive Foreign Investment Company Rules

The Company believes that it should not be a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2008. In general, the Company will be a PFIC for any taxable year in which (i) at least 75% of its gross income is passive income, or (ii) the average percentage of its assets, as determined under applicable provisions of U.S. federal income tax laws, during the taxable year which produce passive income or which are held for the production of passive income is at least 50%. Passive income for this purpose generally includes dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions and certain other types of income. The PFIC determination is made annually and generally will depend upon the composition of the Company’s income and assets. There can be no assurance that the Company has not been, is not or will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held shares of common stock or ADSs, certain adverse tax consequences could apply to such U.S. holder.

If the Company were treated as a PFIC for any taxable year during which a U.S. holder held shares of common stock or ADSs, any gain recognized by the U.S. holder on the disposition of such shares of common stock or ADSs as well as any “excess distribution” received by the U.S. holder (i.e., generally, a distribution in respect of shares of common stock or ADSs in excess of 125% of the average of the annual distributions on such securities received by a U.S. holder during the preceding three years or such U.S. holder’s holding period, whichever is shorter) would be allocated ratably to each day in the U.S. holder’s holding period for such securities. The amount of any such gain or excess distribution allocable to the year of the disposition or distribution or to any year before the Company became a PFIC will be taxed as ordinary income. The amount of any such gain or distribution allocable to taxable years in which the Company was a PFIC and thereafter, other than the year of the disposition or distribution, would be subject to tax at the highest rate in effect in each such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts.

Certain elections (including a mark-to-market election) may be available to a U.S. holder that may mitigate the adverse tax consequences resulting from PFIC status. However, if the Company were to be treated as a PFIC, U.S. holders may not be able to mitigate the adverse tax consequences resulting from PFIC status by electing to treat the Company as a “qualified electing fund” because the Company may not provide the information that a U.S. holder requires to make such an election.

In addition, if the Company were treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% tax rate with respect to qualified dividend income, discussed above under “Taxation of Distributions,” would not apply.

U.S. holders should consult their own tax advisors regarding the potential application of the PFIC rules to shares of common stock or ADSs.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions on shares of common stock and ADSs, and to the proceeds received on the disposition of shares of common stock and ADSs paid within the United States (and in certain cases, outside the United States), unless an exemption is established. A backup withholding tax at the applicable statutory rate may apply to such amounts if a U.S. holder (i) fails to establish properly that such U.S. holder is entitled to an exemption, (ii) fails to furnish or certify a correct taxpayer identification number to the payor in the manner required, (iii) is notified by the IRS that such U.S. holder has failed to report payments of interest or dividends properly, or (iv) under certain circumstances, fails to certify that such U.S. holder has not been notified by the IRS that backup withholding applies due to the failure to report interest or dividend payments. The amount of any backup withholding will be allowed as a credit against or refund of the U.S. holder’s U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

The preceding summary of certain U.S. federal income tax considerations is for general information only and is not intended to be construed as tax advice. Accordingly, prospective investors should consult their own tax advisors as to the particular tax consequences to them of the acquisition, ownership and disposition of shares of common stock and ADSs, including the applicability and effect of any U.S. federal, state, local or foreign tax laws, and of any proposed changes in applicable law.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Exposure

Komatsu is exposed to market risk primarily from changes in foreign currency exchange rates and interest rates with respect to its international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of its business, Komatsu has entered into various derivative financial transactions pursuant to its policies and procedures. Komatsu does not enter into derivative financial transactions for trading or speculative purposes. Komatsu is exposed to credit-related losses in the event of nonperformance by counterparties to the derivative financial instruments. However, because of the counterparties’ credit ratings, Komatsu does not expect any of its existing counterparties to default on their obligations.

Foreign Exchange Risk

To reduce foreign exchange risks against foreign currency denominated assets and liabilities, Komatsu has executed forward exchange contracts and option contracts in a range of 50% to 100% based on its projected cash flow in foreign currencies. The following table provides information concerning derivative financial instruments of Komatsu in relation to foreign currency exchange transactions that existed as of March 31, 2008, which are translated into Yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2008.

Forward Exchange Contracts

	Millions of yen (except average contractual rates)
Forwards to sell foreign currencies:	US$/Yen	EUR/Yen	YEN/US$	EUR/SEK	US$/EUR	Others	Total
Contract amounts	¥51,269	¥22,871	¥3,400	¥3,235	¥2,619	¥6,137	¥89,531
Average contractual rates	96.71Yen/US$	152.52Yen/EUR	0.0094US$/Yen	9.43SEK/EUR	0.66EUR/US$	—	—
Fair value	3,147	(397)	(219)	10	120	143	2,803

	Millions of yen (except average contractual rates)
Forwards to buy foreign currencies:	GBP/EUR	Yen/ZAR	Yen/Yuan	US$/CLP	Yen/A$	Others	Total
Contract amounts	¥17,490	¥14,781	¥12,256	¥5,268	¥3,267	¥15,398	¥68,460
Average contractual rates	0.78GBP/EUR	13.92Yen/ZAR	14.77Yen/Yuan	0.0023US$/CLP	94.59Yen/A$	—	—
Fair value	(387)	2,406	304	0	136	614	3,073

Almost all of the above forward exchange contracts are expected to mature during the fiscal year ending March 31, 2009.

Currency Option

	Millions of yen (except average contractual rates)
Purchase to sell foreign currencies:	US$/YEN	US$/EUR		Total
Contract amounts	¥3,009		¥301	¥3,310
Average contractual rates	103.20YEN/US$	1.56US$	/EUR	—
Fair value	188		8	196

	Millions of yen (except average contractual rates)
Purchase to buy foreign currencies:	GBP/EUR	Others		Total
Contract amounts	¥2,762		—	¥2,762
Average contractual rates	1.27EUR/GBP		—	—
Fair value	21		—	21

	Millions of yen (except average contractual rates)
Sell to buy foreign currencies:	US$/YEN	Others	Total
Contract amounts	¥3,009	—	¥3,009
Average contractual rates	103.20YEN/US$	—	—
Fair value	(74)	—	(74)

All of the above currency options are expected to mature during the fiscal year ending March 31, 2009.

For the convenience of the reader, the below tables provide the U.S. dollar equivalent of the Yen contract amounts for each transaction set forth in the above tables, calculated at the rate of U.S.$1.00 to ¥100.

Forward Exchange Contracts

	Thousands of U.S. dollars
Forwards to sell foreign currencies:	US$/Yen	EUR/Yen	YEN/US$	EUR/SEK	US$/EUR	Others	Total
Contract amounts	$512,690	$228,710	$34,000	$32,350	$26,190	$61,370	$895,310
Fair value	31,470	(3,970)	(2,190)	100	1,200	1,430	28,030

	Thousands of U.S. dollars
Forwards to buy foreign currencies:	GBP/EUR	Yen/ZAR	Yen/Yuan	US$/CLP	Yen/A$	Others	Total
Contract amounts	$174,900	$147,810	$122,560	$52,680	$32,670	$153,980	$684,600
Fair value	(3,870)	24,060	3,040	0	1,360	6,140	30,730

Currency Option

	Thousands of U.S. dollars
Purchase to sell foreign currencies:	US$/YEN	US$/EUR	Total
Contract amounts	$30,090	$3,010	$33,100
Fair value	1,880	80	1,960

	Thousands of U.S. dollars
Purchase to buy foreign currencies:	GBP/EUR	Others	Total
Contract amounts	$27,620	—	$27,620
Fair value	210	—	210

	Thousands of U.S. dollars
Sell to buy foreign currencies:	US$/YEN	Others	Total
Contract amounts	$30,090	—	$30,090
Fair value	(740)	—	(740)

Interest Rate Risk

To reduce interest rate risk, Komatsu has engaged in certain interest rate swaps, cross-currency swaps and interest cap option transactions for interest payments and interest receipts. Certain interest rate swap contracts are not qualified as hedges and are recorded at the fair value with the gains and losses thereof recognized as income and expense. The following tables provide information concerning long-term debt obligations excluding capital lease obligations (including due within one year), interest rate swaps, cross-currency swaps and interest caps. For debt obligations, the tables present fair value, principal cash flows and average interest rates by expected maturity dates. For interest rate swaps and cross-currency swaps, the following tables present fair value, notional amounts and average receive and pay interest rates. For interest caps, the following tables present fair value, notional amounts and average strike rates.

Long-term debt excluding capital lease obligations (including due within one year)

	Millions of yen
				Expected maturity date
	Average interest rate	Fair value	Total	2009	2010	2011	2012	2013	Thereafter
Japanese yen bonds	1.39%	¥30,473	¥30,815	¥145	¥10,345	¥295	¥30	¥20,000	¥—
Euro medium-term notes (relating to variable interest rate)	3.55%	75,644	67,893	14,792	17,771	15,827	18,594	909	—
Loans, principally from banks (relating to variable interest rate)	3.27%	51,577	51,577	17,839	8,221	7,414	6,392	11,711	—
Loans, principally from banks (relating to fixed interest rate)	2.14%	101,594	103,293	48,062	18,659	9,042	24,662	1,396	1,472

Total		¥259,288	¥253,578	¥80,838	¥54,996	¥32,578	¥49,678	¥34,016	¥1,472

Interest rate swaps, cross-currency swaps and interest caps

	Millions of yen
	Average interest rate				Expected maturity date
	Receive	Pay	Fair value	Total	2009	2010	2011	2012	2013	Thereafter
U.S. dollar interest rate swap	2.66%	4.44%	(3,709)	¥138,858	¥71,288	¥45,127	¥18,270	¥4,172	¥—	¥—
Yen/US$ cross-currency swap	1.06%	3.54%	8,916	61,955	12,651	19,101	8,500	19,901	1,802	—
EUR interest rate swap	4.61%	4.20%	(153)	28,139	7,911	8,262	7,603	3,035	1,329	—
EUR interest cap	—	4.42%	83	19,506	5,964	5,632	7,910	—	—	—
Yen/EUR cross-currency swap	1.04%	4.70%	(692)	15,000	9,000	4,000	—	2,000	—	—

Total			¥4,445	¥263,458	¥106,814	¥82,122	¥42,283	¥29,108	¥3,131	—

For the convenience of the reader, the below tables provide the U.S. dollar equivalent of the Yen contract amounts for each transaction set forth in the above tables, calculated at the rate of U.S.$1.00 to ¥100.

Long-term debt excluding capital lease obligations (including due within one year)

	Thousands of U.S. dollars
				Expected maturity date
	Average interest rate	Fair value	Total	2009	2010	2011	2012	2013	Thereafter
Japanese yen bonds	1.39%	$304,730	$308,150	$1,450	$103,450	$2,950	$300	$200,000	$—
Euro medium-term notes (relating to variable interest rate)	3.55%	756,440	678,930	147,920	177,710	158,270	185,940	9,090	—
Loans, principally from banks (relating to variable interest rate)	3.27%	515,770	515,770	178,390	82,210	74,140	63,920	117,110	—
Loans, principally from banks (relating to fixed interest rate)	2.14%	1,015,940	1,032,930	480,620	186,590	90,420	246,620	13,960	14,720

Total		$2,592,880	$2,535,780	$808,380	$549,960	$325,780	$496,780	$340,160	$14,720

Interest rate swaps, cross-currency swaps and interest caps

	Thousands of U.S. dollars
	Average interest rate				Expected maturity date
	Receive	Pay	Fair value	Total	2009	2010	2011	2012	2013	Thereafter
U.S. dollar interest rate swap	2.66%	4.44%	(37,090)	$1,388,580	$712,880	$451,270	$182,700	$41,720	—	$—
Yen/US$ cross-currency swap	1.06%	3.54%	89,160	619,550	126,510	191,010	85,000	199,010	18,020	—
EUR interest rate swap	4.61%	4.20%	(1,530)	281,390	79,110	82,620	76,030	30,350	13,290	—
EUR interest cap	—	4.42%	830	195,060	59,640	56,320	79,100	—	—	—
Yen/EUR cross-currency swap	1.04%	4.70%	(6,920)	150,000	90,000	40,000	—	20,000	—	—

Total			$44,450	$2,634,580	$1,068,140	$821,220	$422,830	$291,080	$31,310	$—

For additional information about derivative financial instruments, see Note 20 to the Consolidated Financial Statements included elsewhere in this report.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Evaluation of disclosure controls and procedures

Komatsu’s management performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer. Based on Komatsu’s evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of March 31, 2008, the end of the period covered by this report, the disclosure controls and procedures were adequate and effective.

Management’s report on internal control over financial reporting

The management of Komatsu is responsible for establishing and maintaining adequate internal control over financial reporting. Komatsu’s internal control over financial reporting is a process designed to provide reasonable assurances regarding the reliability of its financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Komatsu’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Komatsu, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of Komatsu are being made only in accordance with authorizations of management and directors of Komatsu and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Komatsu’s assets that could have a material effect on its financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of Komatsu’s internal control over financial reporting as of March 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on its assessment, management concluded that, as of March 31, 2008, Komatsu’s internal control over financial reporting was effective.

Komatsu acquired NIPPEI TOYAMA and BIGRENTAL during the fiscal year ended March 31, 2008, and management excluded from its assessment of the effectiveness of the internal control over financial reporting of Komatsu as of March 31, 2008, the internal control over financial reporting of NIPPEI TOYAMA and BIGRENTAL associated with total assets of 179,412 million yen and total revenues of nil yen included in the consolidated financial statements of Komatsu as of and for the fiscal year ended March 31, 2008.

The internal control over financial reporting of Komatsu as of March 31, 2008, has been audited by KPMG AZSA & Co., an independent registered public accounting firm. Their report appears in Item 18. The audit of internal control over financial reporting of Komatsu by KPMG AZSA & Co., also excluded an evaluation of the internal control over financial reporting of NIPPEI TOYAMA and BIGRENTAL.

Changes in internal control over financial reporting

There has been no change in Komatsu’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board of Corporate Auditors of the Company has determined that Mr. Masafumi Kanemoto qualifies as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Kanemoto meets the independence requirements imposed on corporate auditors under the Corporation Act of Japan. Mr. Kanemoto has long engaged in accounting-related duties at the Company, and has extensive experience and expertise regarding financial affairs and accounting matters. Since joining the Company in 1970, Mr. Kanemoto has worked in the fields of accounting and finance. From 1994 to 1996 Mr. Kanemoto served as the senior manager of the Controlling Dept., Accounting Division and from 1999 to 2002 Mr. Kanemoto served as the general manager of the Internal Audit Department. Mr. Kanemoto was elected as one of the corporate auditors of the Company at the ordinary general meeting of shareholders held in June 2002. See Item 6.A. for additional information regarding Mr. Kanemoto.

Item 16B. Code of Ethics

In order to ensure that Komatsu’s business is conducted honestly, ethically and in compliance with applicable law by its senior officers (including directors, executive officers, presidents of divisions, general managers of administrative departments at the Company as well as managers of the Finance & Treasury and Corporate Accounting departments at the Company), Komatsu has adopted the “Code of Ethics for Senior Officers” that stipulates the ethical duties and rules of conduct that its senior officers are required to comply with. This “Code of Ethics for Senior Officers” is incorporated herein as Exhibit 11.

In addition, beginning in 1998, Komatsu has published a booklet entitled “Komatsu’s Code of Worldwide Business Conduct.” Komatsu distributes this booklet to all of its worldwide employees and management officers in order to ensure that they understand how important it is to observe the rules of the business community. The content of the latest edition of this booklet published in January 2007 is available on the Company’s website at http://www.komatsu.com/CompanyInfo/profile/conduct/.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

KPMG AZSA & Co. and the various member firms of KPMG International served as Komatsu’s principal independent registered public accounting firm for the fiscal years ended March 31, 2008 and 2007. Set forth below are the fees for services rendered by KPMG AZSA & Co. and the various member firms of KPMG International for the fiscal years ended March 31, 2008 and 2007.

	(Millions of Yen)
	Fiscal Year ended March 31,
	2008	2007
Audit fees	1,637	1,388
Audit-related fees	62	58
Tax fees	124	35
All other fees	91	17

Total	1,914	1,498

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

Tax fees include fees billed for tax compliance, the review of tax return documents, documentation relating to transfer pricing, international and domestic indirect tax. All other fees consist of fees for all other services not included in any of the above categories. One of the fees included in this category for the fiscal year ended March 31, 2008 was for advice in connection with Komatsu’s preparation of its audited financial statements in accordance with U.S. GAAP.

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

For the fiscal year ended March 31, 2008, no services were provided for which pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements attached hereto.

Item 19. Exhibits

1.1	Articles of Incorporation of Komatsu Ltd. (Translation)

1.2	Regulations of The Board of Directors (Translation)

2	Share Handling Regulations, as amended (Translation)

8	Significant subsidiaries of Komatsu Ltd., including additional subsidiaries that management has deemed to be significant, as of March 31, 2008 (See “Item 4. Information on the Company – Organizational Structure”)

11	Code of Ethics for Senior Officers (Translation)

12 a.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

12 b.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

13 a.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

13 b.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

SIGNATURES

The registrant hereby certifies that it meets all of its requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOMATSU LTD.

Date: June 30, 2008	By:	/s/ KENJI KINOSHITA
	Name:	Kenji Kinoshita
	Position:	Director and Senior Executive Officer, Chief Financial Officer

KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Komatsu Ltd.:

We have audited the accompanying consolidated balance sheets of Komatsu Ltd. and subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2008 expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and subsidiaries as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. The accompanying consolidated financial statements as of and for the year ended March 31, 2008 have been translated into United States dollars solely for convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

/s/ KPMG AZSA & Co.

Tokyo, Japan

June 30, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Komatsu Ltd.:

We have audited the internal control over financial reporting of Komatsu Ltd. and subsidiaries as of March 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting, which appears in Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Komatsu Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company acquired NIPPEI TOYAMA CORPORATION (NTC) and BIGRENTAL Co., Ltd. (BR) during the year ended March 31, 2008, and the Company’s management excluded from its assessment of the effectiveness of the internal control over financial reporting of Komatsu Ltd. and subsidiaries as of March 31, 2008, the internal control over financial reporting of NTC and BR associated with total assets of 179,412 million yen and total revenues of nil yen included in the consolidated financial statements of Komatsu Ltd. and subsidiaries as of and for the year ended March 31, 2008. Our audit of internal control over financial reporting of Komatsu Ltd. and subsidiaries also excluded an evaluation of the internal control over financial reporting of NTC and BR.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Komatsu Ltd. and subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2008, expressed in Japanese yen, and our report dated June 30, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA & Co.

Tokyo, Japan

June 30, 2008

Consolidated Balance Sheets

Komatsu Ltd. and Consolidated Subsidiaries

March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
Assets	2008	2007	2008
Current assets
Cash and cash equivalents (Note 10)	¥102,010	¥92,199	$1,020,100
Time deposits	97	54	970
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥11,470 million ($114,700 thousand) in 2008 and ¥11,808 million in 2007 (Notes 1, 5, 10 and 25)	523,624	478,063	5,236,240
Inventories (Notes 1 and 6)	518,441	437,894	5,184,410
Assets held for sale (Note 4)	—	16,321	—
Deferred income taxes and other current assets (Notes 1, 7, 16, 20, 21, 23 and 25)	129,505	119,214	1,295,050

Total current assets	1,273,677	1,143,745	12,736,770

Long-term trade receivables (Note 5)	89,695	73,669	896,950

Investments
Investments in and advances to affiliated companies (Notes 1 and 8)	22,884	36,688	228,840
Investment securities (Notes 1, 7 and 21)	79,479	108,173	794,790
Other	11,575	10,285	115,750

Total investments	113,938	155,146	1,139,380

Property, plant and equipment—less accumulated depreciation (Notes 1, 9, 10 and 17)	491,146	388,393	4,911,460

Goodwill (Notes 1 and 11)	31,833	20,594	318,330

Other intangible assets (Notes 1 and 11)	61,916	25,243	619,160

Deferred income taxes and other assets (Notes 1, 16, 20, 21 and 25)	42,941	37,192	429,410

	¥2,105,146	¥1,843,982	$21,051,460

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

		Millions of yen		Thousands of U.S. dollars (Note 1)
Liabilities and Shareholders’ Equity		2008	2007	2008
Current liabilities
Short-term debt (Notes 10, 12)		¥108,890	¥102,248	$1,088,900
Current maturities of long-term debt (Notes 10, 12, 17 and 21)		107,928	72,486	1,079,280
Trade notes, accounts payable and bills payable		387,104	365,065	3,871,040
Income taxes payable (Note 16)		52,453	54,933	524,530
Liabilities held for sale (Note 4)		—	7,919	—
Deferred income taxes and other current liabilities (Notes 1, 16, 20, 21 and 23)		205,157	182,529	2,051,570

Total current liabilities		861,532	785,180	8,615,320

Long-term liabilities
Long-term debt (Notes 10, 12, 17 and 21)		235,277	174,340	2,352,770
Liability for pension and retirement benefits (Notes 1 and 13)		38,910	37,783	389,100
Deferred income taxes and other liabilities (Notes 1, 16, 20 and 21)		52,062	50,188	520,620

Total long-term liabilities		326,249	262,311	3,262,490

Minority interests		30,239	19,774	302,390

Commitments and contingent liabilities (Note 19)		—	—	—
Shareholders’ equity (Notes 1 and 14)
Common stock:
Authorized	3,955,000,000 shares in 2008 and 2007
Issued	998,744,060 shares in 2008 and 2007
Outstanding	995,103,847 shares in 2008 and 993,786,759 shares in 2007	67,870	67,870	678,700
Capital surplus		138,170	137,155	1,381,700
Retained earnings:
Appropriated for legal reserve		26,714	24,267	267,140
Unappropriated		685,986	517,450	6,859,860
Accumulated other comprehensive income (loss) (Notes 1, 7, 13 and 15)		(28,779)	33,501	(287,790)
Treasury stock at cost, 3,640,213 shares in 2008 and 4,957,301 shares in 2007 (Note 14)		(2,835)	(3,526)	(28,350)

Total shareholders’ equity		887,126	776,717	8,871,260

		¥2,105,146	¥1,843,982	$21,051,460

Consolidated Statements of Income

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2008, 2007 and 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2008	2007	2006	2008
Net sales (Notes 1 and 8)	¥2,243,023	¥1,893,343	¥1,612,140	$22,430,230
Cost of sales (Notes 17 and 24)	1,590,963	1,356,511	1,185,240	15,909,630
Selling, general and administrative expenses (Notes 17 and 24)	317,474	287,086	262,399	3,174,740
Impairment loss on long-lived assets held for use (Note 1)	2,447	81	4,791	24,470
Impairment loss on goodwill (Note 1 and 11)	2,870	—	3,041	28,700
Other operating income (expenses) (Note 24)	3,581	(4,924)	6,759	35,810

Operating income	332,850	244,741	163,428	3,328,500

Other income (expenses) (Note 24)	(10,640)	(8,250)	(7,649)	(106,400)
Interest and dividend income	10,265	8,532	6,824	102,650
Interest expense	(16,699)	(15,485)	(12,208)	(166,990)
Other–net	(4,206)	(1,297)	(2,265)	(42,060)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	322,210	236,491	155,779	3,222,100

Income taxes (Notes 1 and 16)
Current	104,142	76,102	45,751	1,041,420
Deferred	11,652	3,643	(1,781)	116,520

Total	115,794	79,745	43,970	1,157,940

Income from continuing operations before minority interests and equity in earnings of affiliated companies	206,416	156,746	111,809	2,064,160
Minority interests in income of consolidated subsidiaries	(9,435)	(6,580)	(5,335)	(94,350)
Equity in earnings of affiliated companies	6,845	3,098	2,667	68,450

Income from continuing operations	203,826	153,264	109,141	2,038,260

Income from discontinued operations less applicable income taxes (Note 4)	4,967	11,374	5,149	49,670

Net income	¥208,793	¥164,638	¥114,290	$2,087,930

	Yen			U.S. cents
Per share data (Notes 1 and 18):
Income from continuing operations:
Basic	¥204.88	¥154.25	¥109.94	¢ 204.88
Diluted	204.61	153.97	109.75	204.61
Income from discontinued operations:
Basic	4.99	11.45	5.19	4.99
Diluted	4.98	11.43	5.18	4.98
Net income:
Basic	209.87	165.70	115.13	209.87
Diluted	209.59	165.40	114.93	209.59
Cash dividends per share (Note 1)	38.00	23.00	14.00	38.00

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2008, 2007 and 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2008	2007	2006	2008
Common stock
Balance, beginning of year	¥67,870	¥67,870	¥67,870	$678,700

Balance, end of year	¥67,870	¥67,870	¥67,870	$678,700

Capital surplus
Balance, beginning of year	¥137,155	¥136,137	¥135,792	$1,371,550
Sales of treasury stock	417	394	345	4,170
Issuance and exercise of stock acquisition rights (Notes 1 and 14)	598	663	—	5,980
Others	—	(39)	—	—

Balance, end of year	¥138,170	¥137,155	¥136,137	$1,381,700

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥24,267	¥23,416	¥22,341	$242,670
Transfer from unappropriated retained earnings	2,447	851	1,075	24,470

Balance, end of year	¥26,714	¥24,267	¥23,416	$267,140

Unappropriated retained earnings
Balance, beginning of year	¥517,450	¥376,522	¥277,196	$5,174,500
Net income	208,793	164,638	114,290	2,087,930
Cash dividends paid	(37,810)	(22,859)	(13,889)	(378,100)
Transfer to retained earnings appropriated for legal reserve	(2,447)	(851)	(1,075)	(24,470)

Balance, end of year	¥685,986	¥517,450	¥376,522	$6,859,860

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥33,501	¥23,095	¥(21,485)	$335,010
Other comprehensive income (loss) for the year, net of tax (Note 15)	(62,280)	20,263	44,580	(622,800)
Adjustment to initially apply SFAS No. 158, net of tax (Note 13)	—	(9,857)	—	—

Balance, end of year	¥(28,779)	¥33,501	¥23,095	$(287,790)

Treasury stock
Balance, beginning of year	¥(3,526)	¥(4,043)	¥(4,570)	$(35,260)
Purchase of treasury stock	(340)	(632)	(2,027)	(3,400)
Sales of treasury stock	1,031	1,149	2,554	10,310

Balance, end of year	¥(2,835)	¥(3,526)	¥(4,043)	$(28,350)

Total shareholders’ equity	¥887,126	¥776,717	¥622,997	$8,871,260

Disclosure of comprehensive income
Net income for the year	¥208,793	¥164,638	¥114,290	$2,087,930
Other comprehensive income (loss) for the year, net of tax (Note 15)	(62,280)	20,263	44,580	(622,800)

Comprehensive income for the year	¥146,513	¥184,901	¥158,870	$1,465,130

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2008, 2007 and 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2008	2007	2006	2008
Operating activities
Net income	¥208,793	¥164,638	¥114,290	$2,087,930
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	75,664	72,709	72,640	756,640
Deferred income taxes	15,016	4,334	(747)	150,160
Net gain from sale of investment securities and subsidiaries	(8,045)	(19,101)	(20,989)	(80,450)
Net gain on sale of property	(3,169)	(13)	(132)	(31,690)
Loss on disposal of fixed assets	3,313	2,121	8,284	33,130
Impairment loss on long-lived assets held for use	2,447	81	4,899	24,470
Impairment loss on goodwill	2,870	—	3,581	28,700
Pension and retirement benefits, net	(10,782)	1,078	5,123	(107,820)
Changes in assets and liabilities:
Increase in trade receivables	(83,855)	(93,141)	(58,821)	(838,550)
Increase in inventories	(65,884)	(73,448)	(52,228)	(658,840)
Increase in trade payables	12,586	70,693	32,360	125,860
Increase (decrease) in income taxes payable	(2,913)	19,680	24,532	(29,130)
Other, net	14,944	12,493	3,315	149,440

Net cash provided by operating activities	160,985	162,124	136,107	1,609,850

Investing activities
Capital expenditures	(117,571)	(122,860)	(112,915)	(1,175,710)
Proceeds from sale of property	19,425	17,626	12,915	194,250
Proceeds from sale of available for sale investment securities	601	1,844	4,112	6,010
Purchases of available for sale investment securities	(4,663)	(6,737)	(5,681)	(46,630)
Proceeds from sale of subsidiaries, net of cash disposed	16,372	35,368	26,610	163,720
Acquisition of subsidiaries and equity investees, net of cash acquired	(42,717)	(24,621)	(10,464)	(427,170)
Collection of loan receivables	7,778	5,736	12,874	77,780
Disbursement of loan receivables	(6,315)	(5,974)	(9,244)	(63,150)
Decrease (increase) in time deposits	(1,092)	(2)	1	(10,920)

Net cash used in investing activities	(128,182)	(99,620)	(81,792)	(1,281,820)

Financing activities
Proceeds from long-term debt	82,791	44,781	51,432	827,910
Repayments on long-term debt	(48,868)	(74,943)	(118,165)	(488,680)
Increase (decrease) in short-term debt, net	634	22,526	7,108	6,340
Repayments of capital lease obligations	(15,168)	(11,411)	(10,473)	(151,680)
Sale (purchase) of treasury stock, net	691	517	527	6,910
Dividends paid	(37,810)	(22,859)	(13,889)	(378,100)
Other, net	308	—	—	3,080

Net cash used in financing activities	(17,422)	(41,389)	(83,460)	(174,220)

Effect of exchange rate change on cash and cash equivalents	(5,570)	1,087	1,632	(55,700)

Net increase (decrease) in cash and cash equivalents	9,811	22,202	(27,513)	98,110
Cash and cash equivalents, beginning of year	92,199	69,997	97,510	921,990

Cash and cash equivalents, end of year	¥102,010	¥92,199	¥69,997	$1,020,100

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Komatsu Ltd. and Consolidated Subsidiaries

1. Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies

Description of Business

Komatsu Ltd. (“Company”) and consolidated subsidiaries (together “Komatsu”) primarily manufacture and market various types of construction and mining equipment throughout the world. Komatsu is also engaged in the manufacture and sale of industrial machinery, and vehicles.

The consolidated net sales of Komatsu for the year ended March 31, 2008, consisted of the following: Construction and mining equipment – 84.6%, Industrial Machinery, Vehicles and Others – 15.4%.

Sales are made principally under the Komatsu brand name, and are almost entirely through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales for the year ended March 31, 2008, 77.5% were generated outside Japan, with 24.1% in the Americas, 19.1% in Europe and CIS, 8.5% in China, 15.5% in Asia (excluding Japan and China) and Oceania, and 10.3% in the Middle East and Africa.

The manufacturing operations of Komatsu are conducted primarily at plants in Japan, United States, Germany, United Kingdom, Sweden, Indonesia, Brazil, Italy, and China.

Basis of Financial Statements

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts for the year ended March 31, 2008, is included solely for the convenience of readers and has been made at the rate of ¥100 to $1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2008. Such translation should not be construed as a representation that Japanese yen amounts could be converted into United States dollars at the above or any other rate.

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

The accounts of any variable interest entities that must be consolidated under Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”) because the Company has been determined to be the primary beneficiary, are included in the consolidated financial statements.

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

In assessing other-than-temporary impairment of investment securities which are stated at cost, Komatsu considers the financial condition and prospects of each investee company and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment securities exceeds its estimated fair value which is determined using discounted cash flows or other valuation techniques considered appropriate.

(6) Property, Plant and Equipment, and Related Depreciation

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets. The average depreciation periods are 25 years for buildings and 8 years for machinery and equipment. Effective rates of depreciation for buildings, machinery and equipment for the years ended March 31, 2008, 2007 and 2006, were as follows:

	2008	2007	2006
Buildings	9%	8%	8%
Machinery and equipment	26%	27%	26%

Certain leased machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, “Accounting for Leases.” The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Aggregate cost	¥112,083	¥81,618	$1,120,830
Accumulated depreciation	30,982	26,145	309,820

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

(7) Goodwill and Other Intangible Assets

Komatsu applies the provisions of SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” SFAS No. 141 requires the use of the purchase method of accounting for business combinations and establishes a basis for the determination of intangible assets acquired in a purchase business combination. SFAS No. 142 precludes the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows expected to be generated by the assets. The amount of the impairment loss to be recorded is determined by the difference between the fair value of the asset using a discounted cash flow valuation model and carrying value. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment annually based on its fair value until its life is determined to no longer be indefinite.

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

Revenues are recorded net of discounts. In addition, taxes collected from customers and remitted to governmental authorities on revenue-producing transactions are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income.

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

Beginning on April 1, 2007, in accordance with FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109,” if a tax position meets the more-likely-than-not recognition threshold based on the technical merits of the position, Komatsu recognizes the effect of such position in the financial statements. The benefit of the tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement with appropriate taxing authority. Income tax positions for periods prior to April 1, 2007, were recognized based on a higher, “should level”, probability threshold. Komatsu recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statements of income.

(10) Product Warranties

Komatsu establishes a liability for estimated product warranty cost at the time of sale. Estimates for accrued product warranty cost are primarily based on historical experience and are classified as other current liabilities.

(11) Pension and Retirement Benefits

The defined benefit plans are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of SFAS No. 87, 88, 106 and 132(R)” except for certain subsidiaries’ pension plans which in the aggregate are not significant. Certain domestic subsidiaries also have local severance payment plans under which accrued severance liabilities are stated on a vested benefit obligation basis, which is the amount required to be paid if all eligible employees voluntarily terminated their employment as of the balance-sheet date.

Amortization of actuarial net gain or loss is included as a component of Komatsu’s net periodic pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets.

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

(12) Share-Based Compensation

Effective April 1, 2006, Komatsu adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”) for the year ended March 31, 2007 using the modified prospective method. In accordance with SFAS No. 123R, Komatsu recognizes share-based compensation expense using the fair value method. Compensation expense is measured at grant-date fair value of the share-based award and charged to expense over the vesting period.

For the year ended March 31, 2006, Komatsu applied the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”. No compensation expense was recognized as the exercise price of outstanding stock options was at least equal to the market price of the underlying shares on the date of grant.

The following table summarizes pro forma net income if compensation expense for stock options granted by Komatsu had been determined in accordance with the fair value method prescribed by SFAS No. 123R for the year ended March 31, 2006.

		Millions of yen
		2006
Net income, as reported		¥114,290
Compensation expense		699
Pro forma net income		113,591

		Yen
Net income per share, basic and diluted:		2006
Basic earnings per share	As reported	¥115.13
	Pro forma	114.42
Diluted earnings per share	As reported	114.93
	Pro forma	114.23

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

Komatsu accounts for its investment in derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. SFAS No. 133 as amended requires that all derivatives, including derivatives embedded in other financial instruments, be measured at fair value and recognized as either assets or liabilities on the consolidated balance sheet. Changes in the fair values of derivative instruments not designated or not qualifying as hedges under SFAS No. 133 and any ineffective portion of qualified hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments which qualify as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in accumulated other comprehensive income (loss), and recognized in earnings when the hedged item is recognized in earnings.

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

(17) Use of Estimates

Komatsu has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses presented in consolidated financial statements prepared in conformity with U.S. GAAP. Actual results could differ from the estimates and assumptions.

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

(18) New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for the fiscal periods beginning after November 15, 2007 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2008. In February 2008, the FASB issued FASB Staff Position No. FAS157-1, “Application of SFAS No. 157 to SFAS No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and No. FAS157-2, “Effective Date of SFAS No. 157” which partially delay the effective date of SFAS No. 157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope. Komatsu is currently evaluating the effect that the adoption of SFAS No. 157 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115.” SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities at fair value. The unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings. SFAS No. 159 is effective for the fiscal periods beginning after November 15, 2007 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2008. The adoption of SFAS No. 159 will not have a material impact on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (“SFAS No. 141R”), “Business Combinations.” SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired or gain from a bargain purchase. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141R is effective for the fiscal periods beginning on or after December 15, 2008 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2009. Komatsu is currently evaluating the effect that the adoption of SFAS No. 141R will have on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the controlling and noncontrolling interests and requires the separate disclosure of income attributable to controlling and noncontrolling interests. SFAS No. 160 is effective for the fiscal periods beginning on or after December 15, 2008 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2009.

(19) Discontinued Operation

Throughout the notes to consolidated financial statements, the amounts of discontinued operations related to consolidated statements of income have been excluded from disclosures applicable to past years, unless indicated otherwise.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the years ended March 31, 2008, 2007 and 2006, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Additional cash flow information:
Interest paid	¥16,639	¥15,513	¥12,963	$166,390
Income taxes paid	110,674	75,058	26,929	1,106,740
Noncash investing and financing activities:
Capital lease obligations incurred	¥28,159	¥23,584	¥23,713	$281,590

3. Acquisition and Divestiture

(1) NIPPEI TOYAMA CORPORATION

On January 16, 2008, the Company decided to purchase additional shares of NIPPEI TOYAMA CORPORATION (“NTC”) through a tender offer at ¥1,250 per share with the purpose of making NTC a wholly owned subsidiary of the Company. The purchase price was determined by comprehensively taking into consideration the market price of NTC common stock, NTC’s financial condition and future earnings prospects. As a result, the Company purchased 32,594,444 shares for ¥40,743 million ($407,430 thousand) in cash tendered in the period from January 22, 2008 through March 17, 2008. Prior to the acquisition, the Company held a 29.3% equity interest in NTC and accounted for the investment by the equity method. As a result of the additional investment, the Company’s ownership increased to 93.7% and NTC became a consolidated subsidiary of the Company effective March 25, 2008.

NTC is a manufacturer of transfer machines and various kinds of grinding machines used for manufacturing automobile engines in the machine tools market as well as laser machines and wire-saws for semiconductor and solar cell industries in the industrial machinery market. The Company has concluded that the partnership with NTC in business development on a global scale, collaboration in R&D, and joint development of new business domains would lead to the reinforcement of its industrial machinery business.

Following is a summary of the assets acquired and liabilities assumed adjusted to reflect purchase price allocation as of the date of acquisition:

	Millions of yen	Thousands of U.S. dollars
Current assets	¥59,831	$598,310
Property, plant and equipment	22,861	228,610
Intangible assets	29,219	292,190
Goodwill	12,815	128,150
Other assets	5,123	51,230
Total assets acquired	129,849	1,298,490

Current liabilities	53,882	538,820
Long-term liabilities	17,291	172,910
Minority interest	2,479	24,790
Total liabilities assumed	73,652	736,520

Net assets acquired	56,197	561,970

Intangible assets of ¥29,219 million ($292,190 thousand) consist of intangible assets subject to amortization of ¥21,852 million ($218,520 thousand) and intangible assets not subject to amortization of ¥7,367 million ($73,670 thousand). The intangible assets subject to amortization mainly include customer relationships of ¥14,000 million ($140,000 thousand), technology assets of ¥4,475 million ($44,750 thousand) and software of ¥2,194 million ($21,940 thousand). The amortization periods are 17, 17 and 5 years, respectively. The intangible assets not subject to amortization are trademarks of ¥7,367 million ($73,670 thousand).

The goodwill of ¥12,815 million ($128,150 thousand) was assigned to the industrial machinery, vehicles and others segment. The goodwill is not deductible for tax purpose.

The differences between the fair value of net assets of ¥56,197 million ($561,970 thousand) and purchase consideration including direct costs of ¥41,234 million ($412,340 thousand) represents the portion of the net assets previously held and accounted for under the equity method in period prior to the acquisition of a controlling interest.

The business results of NTC are included as equity in earnings in the consolidated statements of income for the fiscal year ended March 31, 2008.

The following table presents unaudited pro forma consolidated operating results for Komatsu as if the acquisition of NTC had occurred on April 1, 2006 and 2007, respectively. The unaudited pro forma consolidated operating results are for information purposes only and are not intended to represent what Komatsu’s consolidated results of operation would have been if the acquisition had actually occurred on those dates.

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Sales	¥2,317,784	¥1,961,202	$23,177,840
Net income	¥211,975	¥168,740	$2,119,750

	Yen		U.S. cents
	2008	2007	2008
Basic earnings per share	¥213.07	¥169.83	¢ 213.07
Diluted earnings per share	¥212.79	¥169.52	¢ 212.79

(2) BIGRENTAL Co., Ltd.

During February 2008 the company acquired 57.9% of the shares in BIGRENTAL Co., Ltd (“BR”). The acquisition cost of the shares was ¥8,564 million ($85,640 thousand) and was paid in cash.

BR is a construction equipment rental company with a business presence in Tohoku and northern Kanto regions of Japan. The company expects the acquisition will strengthen its rental business and to expand its rental and used equipment business on a global scale.

In addition, a synergy from integration is expected to arise from the effective use of resources, such as personnel, assets and offices.

Following is a summary of the assets acquired and liabilities assumed adjusted to reflect purchase price allocation as of the date of acquisition:

	Millions of yen	Thousands of U.S. dollars
Current assets	¥9,423	$94,230
Property, plant and equipment	39,260	392,600
Intangible assets	3,133	31,330
Goodwill	1,533	15,330
Other assets	922	9,220
Total assets acquired	54,271	542,710

Current liabilities	12,191	121,910
Long-term liabilities	31,807	318,070
Minority interest	1,709	17,090
Total liabilities assumed	45,707	457,070

Net assets acquired	8,564	85,640

Total intangible assets of ¥3,133 million ($31,330 thousand) consist primarily of customer relationships of ¥1,182 million ($11,820 thousand), business model of ¥ 1,182 million ($11,820 thousand) and software of ¥667 million ($6,670 thousand). The amortization periods are 7, 10 and 5 years, respectively.

The goodwill of ¥1,533 million ($15,330 thousand) was assigned to the construction and mining equipment segment. The goodwill is not deductible for tax purposes.

The business results of BR are not included in the consolidated statements of income for the fiscal year ended March 31, 2008.

On an unaudited pro forma basis, net sales, net income and the per share information of Komatsu, with assumed acquisition dates for BR of April 1, 2006 and 2007 would not differ materially from the amounts reported in the consolidated financial statements for the fiscal years ended March 31, 2007 and 2008.

4. Discontinued Operations

On October 18, 2006, the Company sold 51.0% of the shares of Komatsu Electronic Metals Co., Ltd. (“KEM”, currently SUMCO TECHXIV CORPORATION), which was, allocated to a reporting unit in the electronics segment to SUMCO CORPORATION. Prior to this disposition, the Company held a 61.9% equity interest. Accordingly, KEM and its subsidiaries are no longer consolidated in Komatsu’s results. On April 2, 2007, the outdoor power equipment (OPE) business of Komatsu Zenoah Co., which was, allocated to a reporting unit in the industrial machinery, vehicles and others segment was sold to a Japanese subsidiary of Husqvarna AB of Sweden. Accordingly, the OPE business of Komatsu Zenoah Co. and its subsidiaries engaging in the OPE business are no longer consolidated in Komatsu’s results. In accordance with SFAS No. 144, the gain on sale of KEM’s shares and operating results less applicable income taxes, related to KEM and its subsidiaries as well as the gain on sale of the OPE business of Komatsu Zenoah Co. and operating results less applicable income taxes of the OPE business of Komatsu Zenoah Co. and its OPE business subsidiaries, are presented as one line, “income from discontinued operations less applicable income taxes” in the consolidated statements of income. Assets and liabilities related to the OPE business of Komatsu Zenoah Co. and its OPE business subsidiaries are classified as held for sale on the consolidated balance sheet as of March 31, 2007. The cash flows attributable to the discontinued operations are not presented separately from the cash flows attributable to activities of the continuing operations in the consolidated statements of cash flows.

Selected financial information in connection with the discontinued operations for the years ended March 31, 2008, 2007 and 2006 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Net sales	¥—	¥63,416	¥89,829	$—
Income before income taxes, minority interests and equity in earnings of affiliated companies (including gain on sale of the OPE business of Komatsu Zenoah Co. of ¥8,331 million in 2008 and gain on sale of KEM’s shares of ¥18,769 million in 2007)	8,331	29,544	13,294	83,310

Income taxes	3,364	14,566	3,051	33,640
Minority interests in income of consolidated subsidiaries	—	(3,613)	(5,132)	—
Equity in earnings of affiliated companies	—	9	38	—

Income from discontinued operations less applicable income taxes	¥4,967	¥11,374	¥5,149	$49,670

Assets held for sale and liabilities held for sale at March 31, 2007 are summarized as follows:

Millions of yen
Assets held for sale	2007
Trade notes and accounts receivable	¥9,088
Inventories	3,567
Property, plant and equipment	1,874
Other assets	1,792

Total	¥16,321

Millions of yen
Liabilities held for sale	2007
Short-term debt	¥1,294
Trade notes and accounts payable	4,242
Other Liabilities	2,383

Total	¥7,919

5. Trade Notes and Accounts Receivable

Receivables at March 31, 2008 and 2007 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Trade notes	¥101,724	¥136,837	$1,017,240
Accounts receivable	433,370	353,034	4,333,700

Total	535,094	489,871	5,350,940

Less: allowance	(11,470)	(11,808)	(114,700)

Trade receivables-current	¥523,624	¥478,063	$5,236,240

Long-term trade receivables	¥89,695	¥73,669	$896,950

Installment and lease receivables (less unearned interest) are included in trade notes and accounts receivable and long-term trade receivables.

Lease receivables primarily represent receivables from customers for equipment leased by Komatsu Utility Co., Ltd. These leases are accounted for as sales-type leases in conformity with SFAS No. 13. Equipment sales revenue from sales-type leases are recognized at the inception of the lease.

At March 31, 2008 and 2007, lease receivables comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Minimum lease payments receivable	¥24,492	¥22,935	$244,920
Unearned income	(2,569)	(2,212)	(25,690)

Net lease receivables	¥21,923	¥20,723	$219,230

Cash flows received from the sale of trade notes and accounts receivable for the years ended March 31, 2008, 2007 and 2006 were ¥343,457 million ($3,434,570 thousand), ¥355,627 million and ¥382,669 million.

Certain consolidated subsidiaries retain responsibility to service sold trade notes and accounts receivable that are sold pursuant to a securitization transaction, however contractual servicing fees are not received from the third parties separately. The investors and the trusts that hold the receivables have no or limited recourse rights to certain subsidiaries’ assets in case of debtors’ default. Appropriate reserves have been established for potential losses relating to the limited recourse of the sold receivables. Also certain subsidiaries, except for a certain U.S. subsidiary, as transferor do not retain any interest in the receivables sold.

The components of securitized trade receivables and other assets managed together at March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Total amount of trade receivables that are managed and securitized	¥791,045	¥748,478	$7,910,450
Assets transferred	(166,256)	(184,938)	(1,662,560)

Total amount of trade receivable on balance sheet	¥624,789	¥563,540	$6,247,890

A certain U.S. subsidiary’s retained interests, which are included in the recourse provisions, are subordinate to investor’s interests. Their values are estimated based on the present value of future expected cash flows, using certain key assumptions such as a weighted average life, prepayment speed over the life and expected credit losses over the life. Key assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the year ended March 31, 2008 and 2007 were as follows:

	2008	2007
Weighted-average life	29 months	30 months
Prepayment speed over the life	0.5%	0.7%
Expected credit losses over the life	0.9%	1.0%

The carrying amount of retained interest was ¥3,015 million ($30,150 thousand) asset and ¥202 million liability as of March 31, 2008 and 2007, respectively. The impacts of 10% and 20% changes to the key assumptions on the fair value of retained interest as of March 31, 2008 are immaterial.

6. Inventories

At March 31, 2008 and 2007, inventories comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Finished products, including finished parts held for sale	¥341,363	¥294,154	$3,413,630
Work in process	123,001	85,687	1,230,010
Materials and supplies	54,077	58,053	540,770

Total	¥518,441	¥437,894	$5,184,410

7. Investment Securities

Investment securities at March 31, 2008 and 2007, primarily consisted of securities available for sale. Komatsu does not have intentions to sell these securities within a year as of the balance sheet date.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at March 31, 2008 and 2007, are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2008
Investment securities available for sale:
Marketable equity securities	¥27,648	¥40,557	¥1,477	¥66,728
Other investment securities at cost	12,751	—	—	12,751
Current portion of other investment securities at cost	103	—	—	103

	¥40,502	¥40,557	¥1,477	¥79,582

At March 31, 2007
Investment securities available for sale:
Marketable equity securities	¥24,589	¥68,167	¥57	¥92,699
Other investment securities at cost	15,474	—	—	15,474
Current portion of other investment securities at cost	417	—	—	417

	¥40,480	¥68,167	¥57	¥108,590

	Thousands of U.S. dollars
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2008
Investment securities available for sale:
Marketable equity securities	$276,480	$405,570	$14,770	$667,280
Other investment securities at cost	127,510	—	—	127,510
Current portion of other investment securities at cost	1,030	—	—	1,030

	$405,020	$405,570	$14,770	$795,820

Other investment securities primarily include non-marketable equity securities.

Unrealized holding gains and losses deemed to be temporary are included as a component of accumulated other comprehensive income (loss) until realized.

Proceeds from the sales of investment securities available for sale were ¥601 million ($6,010 thousand), ¥1,844 million and ¥4,112 million for the years ended March 31, 2008, 2007 and 2006, respectively.

Net realized gains on sale of investment securities available for sale during the years ended March 31, 2008, 2007 and 2006, amounted to losses of ¥289 million ($2,890 thousand), gains of ¥344 million and gains of ¥18 million, respectively. Such gains and losses were included in “other income (expenses)” in the accompanying consolidated statements of income. The cost of the marketable securities and investment securities sold was computed based on the average-cost method.

8. Investments in and Advances to Affiliated Companies

At March 31, 2008 and 2007, investments in and advances to affiliated companies comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Investments in capital stock	¥19,293	¥32,647	$192,930
Advances	3,591	4,041	35,910

Total	¥22,884	¥36,688	$228,840

The investments in and advances to affiliated companies relate to 20% to 50% owned companies whereby Komatsu has the ability to exercise significant influence over the operational and financial policies.

Dividends received from affiliated companies were ¥286 million ($2,860 thousand), ¥679 million and ¥130 million during the years ended March 31, 2008, 2007 and 2006, respectively.

Trade notes and accounts receivable from affiliated companies at March 31, 2008 and 2007, were ¥29,284 million ($292,840 thousand) and ¥30,919 million, respectively.

Short-term loans receivable from affiliated companies at March 31, 2008 and 2007, were ¥4,314 million ($43,140 thousand) and ¥2,764 million, respectively.

Trade notes and accounts payable to affiliated companies at March 31, 2008 and 2007, were ¥12,356 million ($123,560 thousand) and ¥9,164 million, respectively.

Net sales for the years ended March 31, 2008, 2007 and 2006, included net sales to affiliated companies in the amounts of ¥61,128 million ($611,280 thousand), ¥54,731 million and ¥56,916 million, respectively.

Intercompany profits (losses) have been eliminated in the consolidated financial statements.

As of March 31, 2008 and 2007, consolidated unappropriated retained earnings included Komatsu’s share of undistributed earnings of 50% or less owned companies accounted for by the equity method in the amount of ¥10,646 million ($106,460 thousand) and ¥6,068 million, respectively.

The difference between the carrying value of the investments in affiliated companies and Komatsu’s equity in the underlying net assets of such associated companies is insignificant as of March 31, 2008.

The carrying value of the investments in affiliated companies exceeded Komatsu’s equity in the underling net assets of such associated companies by ¥5,487 million at March 31, 2007. The excess is attributed primarily to the goodwill at the time of the initial investments in those companies.

Investments in affiliated companies include certain equity securities which have been quoted on an establish market. The carrying amount of the equity securities at March 31, 2008 and 2007 were ¥318 million and ¥13,288 million, respectively. The quoted market value of the equity securities at March 31, 2008 and 2007 were ¥513 million and ¥20,294 million, respectively.

Summarized financial information for affiliated companies at March 31, 2008 and 2007, and for the years ended March 31, 2008, 2007 and 2006, is as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Current assets	¥187,691	¥163,411	$1,876,910
Net property, plant and equipment—less accumulated depreciation	39,338	64,245	393,380
Investments and other assets	17,439	18,785	174,390

Total assets	¥244,468	¥246,441	$2,444,680

Current liabilities	¥156,493	¥139,661	$1,564,930
Noncurrent liabilities	28,712	33,515	287,120
Shareholders’ equity	59,263	73,265	592,630

Total liabilities and shareholders’ equity	¥244,468	¥246,441	$2,444,680

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Net sales	¥333,505	¥197,434	¥176,250	$3,335,050

Net income	¥16,731	¥6,486	¥4,700	$167,310

9. Property, Plant and Equipment

The major classes of property, plant and equipment at March 31, 2008 and 2007, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Land	¥94,724	¥78,437	$947,240
Buildings	309,945	278,214	3,099,450
Machinery and equipment	655,035	561,416	6,550,350
Construction in progress	10,645	8,250	106,450

Total	1,070,349	926,317	10,703,490
Less: accumulated depreciation	(579,203)	(537,924)	(5,792,030)

Net property, plant and equipment	¥491,146	¥388,393	$4,911,460

10. Pledged Assets

At March 31, 2008, assets pledged as collateral for short-term debt, long-term debt and guarantees for debt are as follows:

	Millions of yen	Thousands of U.S. dollars
Cash and cash equivalents	¥1,296	$12,960
Trade notes and accounts receivable	50	500
Property, plant and equipment—less accumulated depreciation	5,497	54,970

Total	¥6,843	$68,430

The above assets were pledged against the following liabilities:

	Millions of yen	Thousands of U.S. dollars
Appearing in the consolidated balance sheets as:
Short-term debt	¥50	$500
Long-term debt	5,497	54,970
Guarantees for debt	1,296	12,960

Total	¥6,843	$68,430

11. Goodwill and Other Intangible Assets

The information for intangible assets other than goodwill at March 31, 2008 and 2007 are as follows:

	Millions of yen						Thousands of U.S. dollars
	2008			2007			2008
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	¥25,081	¥(9,777)	¥15,304	¥23,541	¥(11,553)	¥11,988	$250,810	$(97,770)	$153,040
Other	39,788	(6,039)	33,749	11,776	(3,714)	8,062	397,880	(60,390)	337,490

Total	64,869	(15,816)	49,053	35,317	(15,267)	20,050	648,690	(158,160)	490,530
Other intangible assets not subject to amortization			12,863			5,193			128,630

Total other intangible assets			¥61,916			¥25,243			$619,160

For the fiscal year ended March 31, 2008, increase of other in other intangible assets subject to amortization and other intangible assets not subject to amortization principally resulted from the acquisition of additional shares of NTC and the acquisition of shares of BR.

The aggregate amortization expense of other intangible assets subject to amortization for the year ended March 31, 2008, 2007 and 2006 were ¥5,487 million ($54,870 thousand), ¥5,656 million and ¥5,665 million, respectively. (In accordance with SFAS No. 144, the amortization expense in connection with the discontinued operations is not included in the aggregate amortization expense for the year ended March 31, 2008, 2007 and 2006.) The future estimated amortization expenses for each of five years relating to amounts currently recorded in the consolidated balance sheet are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥8,428	$84,280
2010	6,984	69,840
2011	5,859	58,590
2012	4,801	48,010
2013	3,739	37,390

The changes in carrying amounts of goodwill for the year ended March 31, 2008 and 2007 were as follow:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Balance at beginning of the year	¥20,594	¥22,000	$205,940
Goodwill acquired during the year	14,588	124	145,880
Impairment loss	(2,870)	—	(28,700)
Recognition of deferred income taxes	(719)	(1,387)	(7,190)
Foreign exchange impact	240	57	2,400
Other	—	(200)	—

Balance at end of the year	¥31,833	¥20,594	$318,330

At March 31, 2008, the amounts of goodwill allocated to the construction and mining equipment segment and the industrial machinery, vehicles and others segment were ¥18,993 million ($189,930 thousand) and ¥12,840 million ($128,400 thousand), respectively.

For the fiscal year ended March 31, 2008 and 2007, Komatsu recognized ¥482 million ($4,820 thousand) and ¥1,387 million of deferred income taxes relating to preexisting net operating tax losses and temporary differences deductible in the future. In connection therewith, Komatsu reduced the related goodwill by the same amount.

For the fiscal year ended March 31, 2008, Komatsu recognized an impairment loss of ¥2,870 million ($28,700 thousand), on goodwill allocated to a North America’s reporting unit of forestry equipment business in the construction and mining equipment segment, due to unfavorable business circumstance where the reporting unit was located. The impairment loss was recognized based on the difference by which the net book value of the goodwill of the reporting unit to which the goodwill was assigned exceeded the estimated fair value of the goodwill of the same reporting unit as determined based on estimated future discounted cash flows.

Goodwill acquired during the fiscal year ended March 31, 2008 principally resulted from the acquisition of additional shares of NTC and the acquisition of shares of BR, and was allocated to the construction and mining equipment segment and the industrial machinery, vehicles and others segment.

12. Short-Term and Long-Term Debt

Short-term debt at March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Banks, insurance companies and other financial institutions	¥96,890	¥102,248	$968,900
Commercial paper	12,000	—	120,000

Short-term debt	¥108,890	¥102,248	$1,088,900

The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 2008 and 2007, were 4.3% and 5.0%, respectively. Certain consolidated subsidiaries have entered into contracts for committed credit lines totaling ¥10,846 million ($108,460 thousand) and have unused committed lines of credit amounting to ¥2,087 million ($20,870 thousand) with certain financial institutions at March 31, 2008, which are available for full and immediate borrowings. The Company is party to a committed ¥80,000 million ($800,000 thousand) commercial paper program and unused committed commercial paper program amounting to ¥68,000 million ($680,000 thousand) at March 31, 2008, is available upon the satisfaction of certain customary procedural requirements. Long-term debt at March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Long-term debt with collateral (Note 10):
Banks, insurance companies and other financial institutions, maturing serially through 2008–2013, weighted-average rate 7.2%	¥1,777	¥339	$17,770
Long-term debt without collateral:
Banks, insurance companies and other financial institutions, maturing serially through 2008–2025, weighted-average rate 2.8%	142,006	86,914	1,420,060
Euro Medium-Term Notes maturing serially through 2008–2012, weighted-average rate 3.6%	75,644	64,486	756,440
1.07% Unsecured Bonds due 2007	—	20,000	—
1.45% Unsecured Bonds due 2009	10,000	10,000	100,000
0.80% Unsecured Bonds due 2010	200	—	2,000
0.85% Unsecured Bonds due 2010	200	—	2,000
0.62% Unsecured Bonds due 2010	250	—	2,500
0.91% Unsecured Bonds due 2012	165	—	1,650
1.66% Unsecured Bonds due 2012	20,000	—	200,000
Capital lease obligations (Note 17)	81,876	55,882	818,760
Other	11,087	9,205	110,870

Total	343,205	246,826	3,432,050
Less: current maturities	(107,928)	(72,486)	(1,079,280)

Long-term debt	¥235,277	¥174,340	$2,352,770

In 1996, the Company, Komatsu Finance America Inc. and Komatsu Finance (Netherlands) B.V. registered the US$1.0 billion Euro Medium-Term Note Program (“the Program”) on the London Stock Exchange. On April 1, 1999, the registered amount of the Program was increased to US$1.2 billion. On October 14, 2003, Komatsu Europe Coordination Center N.V. was added as an issuer under the Program. At March 31, 2008, the issuers under the Program were the Company, Komatsu Finance America Inc. and Komatsu Europe Coordination Center N.V. Under the Program, each of the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuers and dealers. The issuers under the Program issued ¥23,500 million ($235,000 thousand) during fiscal year ended March 31,2008, and ¥40,000 million during fiscal year ended March 31,2007 of Euro Medium-Term Notes with various interest rates and maturity dates.

The Company has established a program to issue up to ¥100,000 million ($1,000,000 thousand) of variable term bonds.

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

Under certain loan agreements, the lender may require the borrower to submit proposals for the payment of dividends and other appropriations of earnings for the lender’s review and approval before presentation to the shareholders. Komatsu has never received such a request.

Annual maturities of long-term debt subsequent to March 31, 2008, excluding market value adjustments for balances subject to qualifying fair value hedges of ¥7,751 million ($77,510 thousand) are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥108,044	$1,080,440
2010	73,160	731,600
2011	47,571	475,710
2012	61,382	613,820
2013	41,665	416,650
2014 and thereafter	3,632	36,320

Total	¥335,454	$3,354,540

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

At March 31, 2007, Komatsu adopted the recognition and disclosure provisions of SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of SFAS No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires Komatsu to recognize the funded status (i.e. the difference between the projected benefit obligations and the fair value of plan assets) of their pension plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax.

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

SFAS No. 158 also requires that the benefit obligations and the fair value of plan assets be measured as of the balance sheet date. Komatsu adopted the measurement date provisions in the year ended March 31, 2008 for those plans that had not previously used a March 31 measurement date. The change in the measurement date of defined benefit pension and other postretirement benefit plans was not material to Komatsu’s consolidated results of operations and financial condition.

The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the defined benefit plans are as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Change in benefit obligation:
Benefit obligation, beginning of year	¥146,759	¥150,897	$1,467,590
Service cost	6,390	7,081	63,900
Interest cost	3,776	3,770	37,760
Actuarial loss (gain)	918	(1,661)	9,180
Plan amendment	—	434	—
Acquisition	4,179	—	41,790
Divestiture	(1,974)	(4,937)	(19,740)
Benefits paid	(12,897)	(10,102)	(128,970)
Foreign currency exchange rate change	(3,937)	1,277	(39,370)

Benefit obligation, end of year	¥143,214	¥146,759	$1,432,140

Change in plan assets:
Fair value of plan assets, beginning of year	¥120,193	¥115,630	$1,201,930
Actual return on plan assets	(7,940)	5,249	(79,400)
Employer contribution	3,403	5,039	34,030
Acquisition	4,227	—	42,270
Divestiture	(1,228)	—	(12,280)
Benefits paid	(7,755)	(6,449)	(77,550)
Foreign currency exchange rate change	(3,717)	724	(37,170)

Fair value of plan assets, end of year	¥107,183	¥120,193	$1,071,830

Funded status, end of year	¥(36,031)	¥(26,566)	$(360,310)

Prepaid benefit cost	¥736	¥624	$7,360
Other current liability	(248)	(196)	(2,480)
Accrued benefit liability	(36,519)	(26,994)	(365,190)

	¥(36,031)	¥(26,566)	$(360,310)

Amounts recognized in accumulated other comprehensive income (loss):
Actuarial loss	¥27,419	¥17,218	$274,190
Prior service cost	1,947	2,713	19,470

	¥29,366	¥19,931	$293,660

The accumulated benefit obligations for all defined benefit plans were ¥136,624 million ($1,366,240 thousand) and ¥138,085 million, respectively, at March 31, 2008 and 2007.

Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets is as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥120,875	¥118,701	$1,208,750
Plan assets	88,011	97,092	880,110
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥133,541	¥133,583	$1,335,410
Plan assets	96,883	106,637	968,830

Components of net periodic pension cost

Net periodic cost of the companies’ defined benefit plans for the years ended March 31, 2008, 2007 and 2006, consisted of the following components:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Service cost–Benefits earned during the year	¥6,390	¥7,081	¥7,454	$63,900
Interest cost on projected benefit obligation	3,776	3,770	3,565	37,760
Expected return on plan assets	(3,210)	(3,339)	(2,947)	(32,100)
Net amortization	1,395	1,187	2,951	13,950

Net periodic cost	¥8,351	¥8,699	¥11,023	$83,510

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the year ended March 31, 2008 are summarized as follows:

	Millions of yen	Thousands of U.S. dollars
Current year actuarial loss	¥11,927	$119,270
Amortization of actuarial loss	(570)	(5,700)
Current year prior service cost	141	1,410
Amortization of prior service cost	(825)	(8,250)

	¥10,673	$106,730

The estimated actuarial loss and prior service cost for the defined benefit plans that will be amortized from accumulated other comprehensive income into net periodic cost over the next fiscal year are summarized as follows.

	Millions of yen	Thousands of U.S. dollars
Actuarial loss	¥1,559	$15,590
Prior service cost	536	5,360

Information with respect to the defined benefit plans is as follows:

Assumptions

Weighted-average assumptions used to determine benefit obligations at March 31:

	Domestic plans		Foreign plans
	2008	2007	2008	2007
Discount rate	2.0%	1.9%	6.7%	5.6%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.9%	3.7%	—	—
Assumed rate of increase in future compensation levels	2.0%	2.3%	4.4%	4.1%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	Domestic plans			Foreign plans
	2008	2007	2006	2008	2007	2006
Discount rate	1.9%	2.0%	2.0%	5.6%	5.3%	5.9%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.7%	3.7%	3.9%	—	—	—
Assumed rate of increase in future compensation levels	2.3%	2.4%	2.4%	4.1%	4.3%	4.4%
Expected long-term rate of return on plan assets	1.9%	2.0%	1.9%	7.6%	7.6%	7.7%

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

Plan assets

The benefit plan weighted-average asset allocations at March 31, 2008 and 2007 were as follows:

	2008	2007
Equity securities	31.3%	46.3%
Debt securities	47.9%	36.3%
Life insurance company general accounts	19.6%	15.4%
Others	1.2%	2.0%

Total	100.0%	100.0%

In order to secure long-term comprehensive earnings, the Company and certain subsidiaries’ investment policies are designed to ensure adequate plan assets to provide future payments of pension benefits to eligible participants. Taking into account the expected long-term rate of return on plan assets, the Company and certain subsidiaries formulate a basic portfolio comprised of the judged optimum combination of equity and debt securities. Plan assets are principally invested in equity securities, debt securities and life insurance company general accounts in accordance with the guidelines of the basic portfolio in order to produce a total return that will match the expected return on a mid-term to long-term basis. The Company and certain subsidiaries evaluate the gap between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the basic portfolio. The Company and certain subsidiaries revise the basic portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

The “Pension and Retirement Benefit Committee” is organized in the Company in order to periodically monitor the employment of such plan assets.

Equity securities include common stock of the Company in the amount of ¥48 million (0.07% of the Company’s total plan assets) and ¥13 million (0.02% of the Company’s total plan assets) at March 31, 2008 and 2007, respectively.

Cash flows

(1)	Contributions

The Company and certain subsidiaries expect to contribute ¥4,930 million ($49,300 thousand) to their benefit plans in the year ending March 31, 2009.

(2)	Estimated future benefit payments

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥12,854	$128,540
2010	13,410	134,100
2011	12,650	126,500
2012	13,544	135,440
2013	11,438	114,380
Through 2014-2018	¥41,689	$416,890

Other postretirement benefit plan

Some U.S. subsidiaries provide certain postretirement health care and life insurance benefits for substantially all of their employees. The plans are contributory, with contributions indexed to salary levels. Employee contributions are adjusted to provide for any costs of the plans in excess of those paid for by the subsidiaries. The policy is to fund the cost of these benefits as claims and premiums are paid. In the fiscal year ended March 31, 2008 certain U.S. subsidiaries established a Voluntary Employees’ Beneficiary Association (“VEBA”) trust to hold assets and pay substantially all of these subsidiaries’ self-funded post employment benefit plan obligations. The VEBA trust arrangement provides for segregation and legal restriction of the plan assets to satisfy plan obligations, and tax deductibility for contributions to the trust, subject to certain tax code limitations.

The reconciliation of beginning and ending balances of the accumulated postretirement benefit obligations and the fair value of the plan assets of the U.S. subsidiaries’ plans are as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Change in accumulated postretirement benefit obligation:
Accumulated postretirement benefit obligation, beginning of year	¥11,614	¥12,224	$116,140
Service cost	340	329	3,400
Interest cost	597	608	5,970
Actuarial loss (gain)	(636)	(793)	(6,360)
Plan amendment	—	(80)	—
Medicare Part D	81	80	810
Benefits paid	(829)	(820)	(8,290)
Foreign currency exchange rate change	(1,612)	66	(16,120)

Accumulated postretirement benefit obligation, end of year	¥9,555	¥11,614	$95,550

Change in plan assets:
Fair value of plan assets, beginning of year	¥—	¥—	$—
Actual return on plan assets	(213)	—	(2,130)
Employer contribution	9,584	820	95,840
Benefits paid	(829)	(820)	(8,290)
Foreign currency exchange rate change	(1,021)	—	(10,210)

Fair value of plan assets, end of year	¥7,521	¥—	$75,210

Funded status, end of year	¥(2,034)	¥(11,614)	$(20,340)

Prepaid benefit cost	¥1,105	¥—	$11,050
Other current liabilities	(33)	(756)	(330)
Accrued benefit liability	(3,106)	(10,858)	(31,060)

	¥(2,034)	¥(11,614)	$(20,340)

Amounts recognized in accumulated other comprehensive income (loss):
Actuarial loss	¥2,775	¥3,659	$27,750
Prior service cost	1,207	1,608	12,070

	¥3,982	¥5,267	$39,820

Accumulated postretirement benefit obligations exceed plan assets for the U.S. subsidiaries’ plans.

Components of net periodic postretirement benefit cost

Net periodic postretirement benefit cost of the U.S. subsidiaries’ plans for the years ended March 31, 2008, 2007 and 2006, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Service cost	¥340	¥329	¥266	$3,400
Interest cost	597	608	625	5,970
Expected return on plan assets	(232)	—	—	(2,320)
Net amortization	304	419	369	3,040

Net periodic postretirement benefit cost	¥1,009	¥1,356	¥1,260	$10,090

Other changes in plan assets and accumulated postretirement benefit obligations recognized in other comprehensive income (loss) for the year ended March 31, 2008 are summarized as follows:

	Millions of yen	Thousands of U.S. dollars
Current year actuarial (gain) loss	¥(155)	$(1,550)
Amortization of actuarial loss	(160)	(1,600)
Current year prior service cost	(36)	(360)
Amortization of prior service cost	(144)	(1,440)

	¥(495)	$(4,950)

The estimated actuarial loss and prior service cost for the postretirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic postretirement benefit cost over the next fiscal year are summarized as follows.

	Millions of yen	Thousands of U.S. dollars
Actuarial loss	¥204	$2,040
Prior service cost	144	1,440

Information with respect to the plans is as follows:

Measurement date

The U.S. subsidiaries use March 31 and December 31 as a measurement date for their post retirement benefit plan for the fiscal years ended March 31, 2008 and 2007, respectively.

Assumptions

Weighted-average assumptions used to determine accumulated postretirement benefit obligations at March 31:

	2008	2007
Discount rate	5.9%	5.5%
Assumed rate of increase in future compensation levels	4.0%	4.0%
Current healthcare cost trend rate	8.0%	9.0%
Ultimate healthcare cost trend rate	5.0%	5.0%
Number of years to ultimate healthcare cost trend rate	7	4

Weighted average assumptions used to determine net periodic postretirement benefit cost for the years ended March 31:

	2008	2007
Discount rate	5.5%	5.3%
Assumed rate of increase in future compensation levels	4.0%	4.0%
Expected long–term rate of return on plan assets	5.5%	—
Current healthcare cost trend rate	9.0%	10.0%
Ultimate healthcare cost trend rate	5.0%	5.0%
Number of years to ultimate healthcare cost trend rate	5	5

At March 31, 2008 and 2007, the impact of a one percentage point change in the assumed health care cost trend rates was not material to Komatsu’s consolidated financial position or results of operations.

Plan assets

The postretirement benefit plan weighted-average asset allocations at March 31, 2008 were follows:

	VEBA–Non Union	VEBA–Union
Equity securities	32.1%	32.0%
Debt securities	38.9%	58.2%
Others	29.0%	9.8%

Total	100.0%	100.0%

Cash flows

(1) Contributions

The U.S. subsidiaries expect to contribute ¥33 million ($330 thousand) to their post retirement benefit plans in the year ending March 31, 2009.

(2) Estimated future benefit payments

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥830	$8,300
2010	864	8,640
2011	891	8,910
2012	917	9,170
2013	943	9,430
2014-2018	¥5,210	$52,100

In addition to the aforementioned plans, certain other subsidiaries provide retirement benefits to certain employees. These retirement benefit plans are generally not funded. At March 31, 2008, 2007 and 2006, these subsidiaries have fully provided for the benefits. Such amounts are not material to Komatsu’s consolidated financial position or results of operations for any of the periods presented. Directors of the Company and domestic subsidiaries are primarily covered by unfunded retirement allowance plans. At March 31, 2008, 2007 and 2006, the amounts required if all directors covered by the plans had terminated their service have been fully accrued. Such amounts are not material to Komatsu’s consolidated financial position or results of operations for any of the periods presented.

Certain subsidiaries maintain various defined contribution plans covering certain employees. The amount of cost recognized for all periods presented is not material to Komatsu’s consolidated financial position or results of operations.

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

If such United States practice had been applied to the cumulative free distributions made by the Company, capital surplus at March 31, 2008, would have been increased by ¥103,189 million ($1,031,890 thousand) with a corresponding decrease in unappropriated retained earnings. At March 31, 2008 and 2007, affiliated companies owned 850,100 and 1,010,200 shares which represent 0.09% and 0.10% of the Company’s common stock outstanding, respectively.

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

(3) Retained Earnings and Dividends

The amount of retained earnings available for dividends under the Act is based on the amount recorded in the Company’s general books of account maintained in accordance with accounting principles generally accepted in Japan. In addition to the Act provision requiring an appropriation for capital surplus or legal reserve as discussed above, the Act imposes certain limitations on the amount of retained earnings available for dividends. Accordingly, total shareholders’ equity of ¥365,676 million ($3,656,760 thousand), included in the Company’s general books of account as of March 31, 2008 is available for dividends under the Act.

The Board of Directors recommended to and approved by the shareholders, at the general meeting held on June 24, 2008, payment of a cash dividend totaling ¥21,904 million ($219,040 thousand) to shareholders of record on March 31, 2008. In accordance with the Act, the approved dividend has not been reflected in the consolidated financial statements as of March 31, 2008. Dividends are reported in the consolidated statements of shareholders’ equity when approved and paid.

The Act provides that a company can make dividends of earnings anytime with resolution of the shareholders. It also provides that a company can declare an interim dividend once a fiscal year according to its charter of corporation.

(4) Stock Option Plan

The Company intends to transfer treasury shares to directors and certain employees and certain directors of subsidiaries under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is set to equal an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant. Based on the resolutions of the shareholders’ meeting on June 22, 2007, June 23, 2006 and June 24, 2005 and the Board of Directors on July 10, 2007 and on July 11, 2006, the Company issued 562 rights, 833 rights and 1,610 rights of its share acquisition rights during the years ended March 31, 2008, 2007 and 2006, respectively (The number of shares subject to be issued to one stock acquisition right shall be 1,000 shares.). The options vest 100% on each of the grant dates and are exercisable from September 1 and 3, 2008, August 1, 2007 and August 1, 2006, respectively.

For periods prior to April 1, 2006, Komatsu accounted for stock options using the intrinsic value method prescribed by APB opinion No. 25. Effective April 1, 2006, Komatsu adopted SFAS No. 123R for the year ended March 31, 2007 using the modified prospective method.

In accordance with SFAS No. 123R, Komatsu recognizes compensation expense using the fair value method. Compensation expenses during the years ended March 31, 2008 and 2007, were ¥711 million ($7,110 thousand) and ¥663 million, respectively, and were recorded in selling, general and administrative expenses. Compensation expenses after tax during the years ended March 31, 2008 and 2007, were ¥423 million ($4,230 thousand) and ¥394 million, respectively.

The following table summarizes information about stock option activity for the years ended March 31, 2008, 2007 and 2006:

	2008			2007		2006
	Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
		Yen	U.S. dollars		Yen		Yen
Outstanding at beginning of year	3,648,000	¥1,182	$11.82	3,665,000	¥848	6,409,000	¥665
Granted	562,000	3,661	36.61	833,000	2,325	1,610,000	1,126
Exercised	(1,366,000)	947	9.47	(845,000)	855	(4,254,000)	678
Cancelled or Expired	—	—	—	(5,000)	2,325	(100,000)	820

Outstanding at end of year	2,844,000	1,784	17.84	3,648,000	1,182	3,665,000	848

Exercisable at end of year	2,282,000	1,322	13.22	2,820,000	846	2,055,000	630

The intrinsic values of options exercised were ¥3,023 million ($30,230 thousand), ¥1,180 million and ¥2,093 million for the years ended March 31, 2008, 2007 and 2006.

The information for options outstanding and options exercisable at March 31, 2008 are as follows.

	Outstanding						Options Exercisable
Exercise Prices	Number of shares	Weighted average exercise price		Intrinsic value		Weighted average remaining contractual life	Number of shares	Weighted average exercise price		Intrinsic value		Weighted average remaining contractual life
		Yen	U.S. dollars	Millions of yen	Thousands of U.S. dollars	years		Yen	U.S. dollars	Millions of yen	Thousands of U.S. dollars	years
¥445 - 650	370,000	¥563	$5.63	¥815	$8,150	1.1	370,000	¥563	$5.63	¥815	$8,150	1.1
¥651 - 900	370,000	673	6.73	774	7,740	4.3	370,000	673	6.73	774	7,740	4.3
¥901 - 1,350	855,000	1,126	11.26	1,401	14,010	5.3	855,000	1,126	11.26	1,401	14,010	5.3
¥1,351 - 2,325	687,000	2,325	23.25	302	3,020	6.3	687,000	2,325	23.25	302	3,020	6.3
¥2,326 - 3,700	562,000	3,661	36.61	—	—	7.4	—	—	—	—	—	—

¥445 - 3,700	2,844,000	1,784	17.84	3,293	32,930	5.3	2,282,000	1,322	13.22	3,293	32,930	4.8

The fair value of each share option award is estimated on the date of grant using a discrete-time model (a binomial model) for the year ended March 31, 2008 and 2007 and the Black-Sholes option pricing model for the years ended on or before March 31, 2006 based on the assumptions noted in the following table. Because a discrete-time model incorporates ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on implied volatilities from historical volatility of the Company’s shares.

The Company uses historical data to estimate share option exercise and employee departure behavior used in the dicrete-time model. The expected term of share options granted is derived from the output of the option pricing model and represents the period of time that share options granted are expected to be outstanding. The risk-free rate for periods within the contractual term of the share option is based on the Japanese government bond yield curve in effect at the time of grant.

	2008	2007	2006
Grant-date fair value	¥1,266 ($12.66)	¥801	¥434
Expected term	7 years	6 years	—
Expected life	—	—	8 years
Risk-free rate	0.76%–1.66%*	0.52%–2.00%*	1.12%
Expected volatility	38.00%	39.00%	40.00%
Expected dividend yield	1.36%	1.27%	1.24%

*	Interest rate corresponding to discount periods is applied to risk-free rate, that is as follows:

	1 year	2 years	3 years	4 years	5 years	6 years	7 years	8 years	9 years	10 years
2007	0.52%	0.79%	1.03%	1.26%	1.44%	1.60%	1.72%	1.83%	1.94%	2.00%
2008	0.76%	0.87%	0.98%	1.08%	1.19%	1.29%	1.39%	1.48%	1.57%	1.66%

15. Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative instruments, and is included in the consolidated statements of shareholders’ equity.

Accumulated other comprehensive income (loss) at March 31, 2008, 2007 and 2006, is as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Foreign currency translation adjustments:
Balance, beginning of year	¥9,204	¥(2,240)	¥(22,161)	$92,040
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	(43,661)	11,444	19,921	(436,610)

Balance, end of year	¥(34,457)	¥9,204	¥(2,240)	$(344,570)

Net unrealized holding gains on securities available for sale:
Balance, beginning of year	¥39,807	¥36,910	¥18,605	$398,070
Net increase (decrease)	(15,071)	2,897	18,305	(150,710)

Balance, end of year	¥24,736	¥39,807	¥36,910	$247,360

Pension liability adjustments:
Balance, beginning of year	¥—	¥(11,299)	¥(17,340)	$—
Adjustment for the year	—	5,856	6,041	—
Adjustment to initially apply SFAS No. 158	—	5,443	—	—

Balance, end of year	¥—	¥—	¥(11,299)	$—

Pension liability adjustments—After application of SFAS No. 158:
Balance, beginning of year	¥(15,300)	¥—	¥—	$(153,000)
Adjustment for the year	(3,908)	—	—	(39,080)
Adjustment to initially apply SFAS No. 158	—	(15,300)	—	—

Balance, end of year	¥(19,208)	¥(15,300)	¥—	$(192,080)

Net unrealized holding gains (losses) on derivative instruments:
Balance, beginning of year	¥(210)	¥(276)	¥(589)	$(2,100)
Net increase	360	66	313	3,600

Balance, end of year	¥150	¥(210)	¥(276)	$1,500

Total accumulated other comprehensive income (loss)
Balance, beginning of year	¥33,501	¥23,095	¥(21,485)	$335,010
Other comprehensive income for the year	(62,280)	20,263	44,580	(622,800)
Adjustment to initially apply SFAS No. 158	—	(9,857)	—	—

Balance, end of year	¥(28,779)	¥33,501	¥23,095	$(287,790)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2008:
Foreign currency translation adjustments	¥(43,661)	¥—	¥(43,661)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	(30,182)	15,098	(15,084)
Less: reclassification adjustment for (gains) or losses included in net income	22	(9)	13

Net unrealized gains (losses)	(30,160)	15,089	(15,071)
Pension liability adjustments
Unrealized holding gains or (losses) arising during the year	(8,254)	3,337	(4,917)
Less: reclassification adjustment for (gains) or losses included in net income	1,699	(690)	1,009

Net unrealized gains (losses)	(6,555)	2,647	(3,908)
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	1,726	(704)	1,022
Net (gains) or losses reclassified into earnings	(1,118)	456	(662)

Net unrealized gains (losses)	608	(248)	360

Other comprehensive income (loss)	¥(79,768)	¥17,488	¥(62,280)

2007:
Foreign currency translation adjustments	¥11,444	¥—	¥11,444
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	5,014	(2,000)	3,014
Less: reclassification adjustment for (gains) or losses included in net income	(199)	82	(117)

Net unrealized gains (losses)	4,815	(1,918)	2,897
Pension liability adjustments	9,900	(4,044)	5,856
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(826)	337	(489)
Net (gains) or losses reclassified into earnings	937	(382)	555

Net unrealized gains (losses)	111	(45)	66

Other comprehensive income (loss)	¥26,270	¥(6,007)	¥20,263

2006:
Foreign currency translation adjustments	¥19,921	¥—	¥19,921
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	31,038	(12,660)	18,378
Less: reclassification adjustment for (gains) or losses included in net income	(233)	160	(73)

Net unrealized gains (losses)	30,805	(12,500)	18,305
Pension liability adjustments	11,531	(5,490)	6,041
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(1,951)	796	(1,155)
Net (gains) or losses reclassified into earnings	2,479	(1,011)	1,468

Net unrealized gains (losses)	528	(215)	313

Other comprehensive income (loss)	¥62,785	¥(18,205)	¥44,580

	Thousands of U.S. dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2008:
Foreign currency translation adjustments	$(436,610)	$—	$(436,610)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	(301,820)	150,980	(150,840)
Less: reclassification adjustment for (gains) or losses included in net income	220	(90)	130

Net unrealized gains (losses)	(301,600)	150,890	(150,710)
Pension liability adjustments
Unrealized holding gains or (losses) arising during the year	(82,540)	33,370	(49,170)
Less: reclassification adjustment for (gains) or losses included in net income	16,990	(6,900)	10,090

Net unrealized gains (losses)	(65,550)	26,470	(39,080)
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	17,260	(7,040)	10,220
Net (gains) or losses reclassified into earnings	(11,180)	4,560	(6,620)

Net unrealized gains (losses)	6,080	(2,480)	3,600

Other comprehensive income (loss)	$(797,680)	$174,880	$(622,800)

16. Income Taxes

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies and income taxes for the years ended March 31, 2008, 2007 and 2006, were as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Income from continuing operations before income taxes , minority interests and equity in earnings of affiliated companies:
Domestic	¥151,878	¥111,220	¥56,082	$1,518,780
Foreign	170,332	125,271	99,697	1,703,320

	¥322,210	¥236,491	¥155,779	$3,222,100

Income taxes:
Current—
Domestic	¥53,954	¥44,295	¥29,740	$539,540
Foreign	50,188	31,807	16,011	501,880

	104,142	76,102	45,751	1,041,420

Deferred—
Domestic	7,779	681	2,287	77,790
Foreign	3,873	2,962	(4,068)	38,730

	11,652	3,643	(1,781)	116,520

Total	¥115,794	¥79,745	¥43,970	$1,157,940

Total income taxes recognized for the years ended March 31, 2008, 2007 and 2006 were applicable to the following:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Income from continuing operations	¥115,794	¥79,745	¥43,970	$1,157,940
Income from discontinued operations	3,364	14,566	3,051	33,640
Other comprehensive income (loss):
Net unrealized holding gains on securities available for sale	(15,089)	1,918	12,500	(150,890)
Pension liability adjustments	(2,647)	4,044	5,490	(26,470)
Net unrealized holding gains (losses) on derivative instruments	248	45	215	2,480
Amount credited directly to accumulated other comprehensive income (loss) upon adoption of SFAS No. 158	—	(5,560)	—	—

Total income taxes	¥101,670	¥94,758	¥65,226	$1,016,700

Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 2008 and 2007, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Deferred tax assets:
Allowances provided, not yet recognized for tax	¥3,399	¥4,044	$33,990
Accrued expenses	49,662	47,855	496,620
Property, plant and equipment	2,798	9,561	27,980
Inventories	7,685	9,388	76,850
Net operating loss carryforwards	8,047	20,926	80,470
Research and development expenses	309	386	3,090
Other	23,432	18,659	234,320

Total gross deferred tax assets	95,332	110,819	953,320

Less valuation allowance	(22,435)	(30,879)	(224,350)

Total deferred tax assets	¥72,897	¥79,940	$728,970

Deferred tax liabilities:
Unrealized holding gains on securities available for sale	¥13,172	¥27,944	$131,720
Deferral of profit from installment sales	240	315	2,400
Property, plant and equipment	11,734	11,645	117,340
Intangible assets	16,153	—	161,530
Undistributed earnings of foreign subsidiaries and affiliated companies accounted for by the equity method	5,280	3,633	52,800

Total deferred tax liabilities	¥46,579	¥43,537	$465,790

Net deferred tax assets	¥26,318	¥36,403	$263,180

Net deferred tax assets and liabilities as of March 31, 2008 and 2007 are reflected on the consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Deferred income taxes and other current assets	¥40,141	¥49,717	$401,410
Deferred income taxes and other assets	16,483	20,335	164,830
Deferred income taxes and other current liabilities	(133)	(24)	(1,330)
Deferred income taxes and other liabilities	(30,173)	(33,625)	(301,730)

	¥26,318	¥36,403	$263,180

The valuation allowance was ¥56,608 million as of March 31, 2005. The net changes in the total valuation allowance for the years ended March 31, 2008, 2007 and 2006 were a decrease of ¥8,444 million ($84,440 thousand), a decrease of ¥4,611 million and a decrease of ¥21,118 million, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses available to be utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the companies will realize the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowances at March 31, 2008 and 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

The Company and its domestic subsidiaries are subject to a National Corporate tax rate of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a Japanese statutory income tax rate of approximately 40.8%. The inhabitant tax rate and Enterprise tax rate vary by local jurisdiction.

The differences between the Japanese statutory tax rates and the effective tax rates for the years ended March 31, 2008, 2007 and 2006, are summarized as follows:

	2008	2007	2006
Japanese statutory tax rate	40.8%	40.8%	40.8%
Increase (decrease) in tax rates resulting from:
Increase in valuation allowance	0.8	0.7	5.5
Expenses not deductible for tax purposes	2.0	2.4	3.5
Realization of tax benefits on operating losses of subsidiaries	(1.5)	(2.2)	(14.0)
Income of foreign subsidiaries taxed at lower than Japanese normal rate	(5.1)	(6.2)	(5.5)
Tax credit for research and development expenses	(0.8)	(1.5)	(2.2)
Other, net	(0.3)	(0.3)	0.1

Effective tax rate	35.9%	33.7%	28.2%

Realization of tax benefits on operating losses of subsidiaries during the year ended March 31, 2006, which represented 14.0% of the difference between the statutory and effective tax rate, related to the tax benefits recognized by Komatsu America Corp. amounting to ¥18,357 million on net operating loss carry-forwards of its subsidiaries.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2008 and 2007, undistributed earnings of foreign subsidiaries aggregated ¥332,451 million ($3,324,510 thousand) and ¥239,400 million, respectively. At March 31, 2006, no deferred tax liabilities were recognized because the Company considered those earnings to be indefinitely reinvested. In the year ended March 31, 2007, the Company changed its policy to distribute a certain portion of undistributed earnings of foreign subsidiaries. As of March 31, 2008 and 2007, Komatsu recognized deferred tax liabilities of ¥1,140 million ($11,400 thousand) and ¥913 million, respectively, associated with those earnings. As of March 31, 2008 and 2007, Komatsu has not recognized deferred tax liabilities of ¥28,331 million ($283,310 thousand) and ¥16,785 million, respectively, for such portion of undistributed earnings of foreign subsidiaries that the Company intends to reinvest indefinitely. At March 31, 2008, the Company and certain subsidiaries had net operating loss carryforwards aggregating approximately ¥18,721 million ($187,210 thousand), which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
Within 5 years	¥4,039	$40,390
6 to 20 years	6,881	68,810
Indefinite periods	7,801	78,010

Total	¥18,721	$187,210

On April 1, 2007, Komatsu adopted FASB Interpretation No. 48 (“FIN48”), “Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109, Accounting for Income Taxes.” As of April 1, 2007 and for the 12-month ended March 31, 2008, Komatsu did not have a material impact on consolidated results of operations and financial condition.

Although Komatsu believes its estimates of unrecognized tax benefits are reasonable, uncertainties regarding the final determination of income tax audit settlements and any related litigation could affect the total amount of unrecognized tax benefits in the future periods. Based on the information available as of March 31, 2008, Komatsu does not expect significant changes to the unrecognized tax benefits within the next twelve months.

Komatsu files income tax returns in Japan and various foreign tax jurisdictions. In Japan, the Company is no longer subject to regular income tax examinations by the tax authority for years before 2004. In other foreign tax jurisdictions, major subsidiaries are no longer subject to income tax examinations by tax authorities for years before 2004 with few exceptions.

17. Rent Expenses

Komatsu leases office space and equipment and employee housing under cancelable and non-cancelable lease agreements. Rent expenses under cancelable and non-cancelable operating leases amounted to ¥15,911 million ($159,110 thousand), ¥15,035 million and ¥13,856 million, respectively, for the years ended March 31, 2008, 2007 and 2006. Lease contracts for equipment that qualify as capital leases in conformity with SFAS No. 13 have been capitalized. At March 31, 2008, the future minimum lease payments under non-cancelable operating leases and capital leases are as follows:

	Millions of yen			Thousands of U.S. dollars
Year ending March 31	Capital leases	Operating lease commitments	Total	Capital leases	Operating lease commitments	Total
2009	¥30,858	¥3,845	¥34,703	$308,580	$38,450	$347,030
2010	19,922	2,853	22,775	199,220	28,530	227,750
2011	16,289	1,668	17,957	162,890	16,680	179,570
2012	12,288	948	13,236	122,880	9,480	132,360
2013	7,853	615	8,468	78,530	6,150	84,680
Thereafter	2,337	2,594	4,931	23,370	25,940	49,310

Total minimum lease payments	¥89,547	¥12,523	¥102,070	$895,470	$125,230	$1,020,700

Less: amounts representing interest	(7,671)			(76,710)

Present value of net minimum capital lease payments	¥81,876			$818,760

18. Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Income from continuing operations	¥203,826	¥153,264	¥109,141	$2,038,260
Income from discontinued operations less applicable income taxes	4,967	11,374	5,149	49,670

Net income	¥208,793	¥164,638	¥114,290	$2,087,930

	Number of shares
	2008	2007	2006
Weighted average common shares outstanding, less treasury stock	994,844,955	993,597,436	992,733,616
Dilutive effect of:
Stock options	1,335,586	1,788,951	1,697,534

Weighted average diluted common shares outstanding	996,180,541	995,386,387	994,431,150

	Yen			U.S. cents
	2008	2007	2006	2008
Income from continuing operations:
Basic	¥204.88	¥154.25	¥109.94	¢	204.88
Diluted	204.61	153.97	109.75		204.61
Income from discontinued operations:
Basic	¥4.99	¥11.45	¥5.19	¢	4.99
Diluted	4.98	11.43	5.18		4.98
Net income:
Basic	¥209.87	¥165.70	¥115.13	¢	209.87
Diluted	209.59	165.40	114.93		209.59

19. Commitments and Contingent Liabilities

At March 31, 2008, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥9,746 million ($97,460 thousand) (Note 5).

Komatsu provides guarantees to third parties of loans of the employees, affiliated companies and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies and other companies are made to enhance the credit of those companies.

        For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 8 years in the case of loans relating to the affiliated companies and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default is ¥65,050 million ($650,500 thousand) at March 31, 2008. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at March 31, 2008 were insignificant. Certain of those guarantees were secured by collateral and insurance issued to the Company.

Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Commitments for capital investment outstanding at March 31, 2008, aggregated approximately ¥24,700 million ($247,000 thousand).

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

Komatsu also issues contractual product warranties under which it generally guarantee the performance of products delivered and services rendered for a certain period or term. Change in accrued product warranty cost for the years ended March 31, 2008 and 2007 is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Balance at beginning of year	¥28,999	¥26,582	$289,990
Addition	27,879	39,756	278,790
Utilization	(22,933)	(37,862)	(229,330)
Other	(2,055)	523	(20,550)

Balance at end of year	¥31,890	¥28,999	$318,900

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

Fair Value Hedges

Komatsu uses derivative financial instruments designated as fair value hedges to manage primarily interest rate and foreign exchange risks associated with debt obligations. Principally interest rate swaps and cross-currency swaps are used to hedge such risk for debt obligations. Changes in fair value of the hedged debt obligations and derivative instruments designated as fair value hedge are offset and recognized in other income (expenses). For the years ended March 31, 2008, 2007 and 2006, hedge ineffectiveness resulting from fair value hedging activities was not material to Komatsu’s result of operations. During the same period, no fair value hedges were discontinued.

Cash Flow Hedges

Komatsu uses derivative financial instruments designated as cash flow hedges to manage Komatsu’s foreign exchange risks associated with forecasted transactions and Komatsu’s interest risks associated with debt obligations. For transactions denominated in foreign currencies, Komatsu typically hedges forecasted and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, Komatsu enters into interest rate swap contracts to manage the changes in cash flows. Komatsu records the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss). These amounts are reclassified into earnings through other income (expenses) when the hedged items impact earnings. Approximately ¥318 million ($3,180 thousand) of existing income included in accumulated other comprehensive income (loss) at March 31, 2008 will be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the years ended March 31, 2008 as a result of anticipated transactions that are no longer probable of occurring.

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

Notional Principal Amounts of Derivative Financial Instruments

Notional principal amounts of derivative financial instruments outstanding at March 31, 2008 and 2007 are as follows.

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Forwards and options:
Sale of foreign currencies	¥89,531	¥82,015	$895,310
Purchase of foreign currencies	68,460	41,778	684,600
Option contracts (purchased)	6,071	2,532	60,710
Option contracts (sold)	3,009	—	30,090
Interest rate swap, cross-currency swap and interest rate cap agreements	263,458	253,372	2,634,580

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

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, as of March 31, 2008 and 2007, are summarized as follows:

	Millions of yen				Thousands of U.S. dollars
	2008		2007		2008
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities	¥79,582	¥79,582	¥108,590	¥108,590	$795,820	$795,820
Long-term debt, including current portion	343,205	342,195	246,826	244,921	3,432,050	3,421,950
Derivatives:
Forwards and options
Assets	7,314	7,314	614	614	73,140	73,140
Liabilities	1,295	1,295	1,079	1,079	12,950	12,950
Interest rate swap, cross-currency swap and interest rate cap agreements
Assets	9,064	9,064	285	285	90,640	90,640
Liabilities	4,619	4,619	2,192	2,192	46,190	46,190

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

Komatsu operates on a worldwide basis with two operating segments: 1) Construction and mining equipment, 2) Industrial Machinery, Vehicles and Others.

From the fiscal year ended March 31, 2008, Komatsu changed its form of operating segments from three operating segments: 1) Construction and mining equipment, 2) Industrial Machinery, Vehicles and Others, 3) Electronics to current two operating segments due to the shift in its business structures. The business segment information as of March 31, 2007 and 2006, and for the fiscal years then ended have been reclassified according to the presentation as of March 31, 2008, and for the fiscal year then ended.

        Segment profit is determined in a manner that is consistent with Japanese accounting principles by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit is used by the chief operating decision maker in deciding how to allocate resources and in assessing performance, and excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain non-recurring charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.

The following tables present certain information regarding Komatsu’s operating segments and geographic information at March 31, 2008, 2007 and 2006, and for the years then ended:

Operating segments:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Net sales:
Construction and Mining Equipment—
Customers	¥1,897,620	¥1,567,723	¥1,291,223	$18,976,200
Intersegment	26,285	20,253	21,203	262,850

Total	1,923,905	1,587,976	1,312,426	19,239,050
Industrial Machinery, Vehicles and Others—
Customers	345,403	325,620	320,917	3,454,030
Intersegment	110,240	97,743	81,033	1,102,400

Total	455,643	423,363	401,950	4,556,430
Elimination	(136,525)	(117,996)	(102,236)	(1,365,250)

Consolidated	¥2,243,023	¥1,893,343	¥1,612,140	$22,430,230

Segment profit:
Construction and Mining Equipment	¥304,385	¥220,606	¥142,904	$3,043,850
Industrial Machinery, Vehicles and Others	33,727	32,695	25,078	337,270

Total	338,112	253,301	167,982	3,381,120
Corporate expenses and elimination	(3,526)	(3,555)	(3,481)	(35,260)

Consolidated segment profit	334,586	249,746	164,501	3,345,860
Impairment loss on long–lived assets held for use	2,447	81	4,791	24,470
Impairment loss on goodwill	2,870	—	3,041	28,700
Other operating income (expenses)	3,581	(4,924)	6,759	35,810
Operating income	332,850	244,741	163,428	3,328,500
Interest and dividend income	10,265	8,532	6,824	102,650
Interest expense	(16,699)	(15,485)	(12,208)	(166,990)
Other–net	(4,206)	(1,297)	(2,265)	(42,060)

Consolidated income from continuing operations before income taxes	¥322,210	¥236,491	¥155,779	$3,222,100

Identifiable assets:
Construction and Mining Equipment	¥1,612,214	¥1,423,744	¥1,167,336	$16,122,140
Industrial Machinery, Vehicles and Others	427,508	317,462	378,224	4,275,080
Corporate assets and elimination	65,424	102,776	106,565	654,240

Consolidated	¥2,105,146	¥1,843,982	¥1,652,125	$21,051,460

Depreciation and amortization:
Construction and Mining Equipment	¥65,712	¥57,444	¥50,399	$657,120
Industrial Machinery, Vehicles and Others	8,916	7,977	7,003	89,160

Consolidated	¥74,628	¥65,421	¥57,402	$746,280

Capital investment:
Construction and Mining Equipment	¥133,356	¥111,003	¥99,622	$1,333,560
Industrial Machinery, Vehicles and Others	12,374	18,677	14,312	123,740

Consolidated	¥145,730	¥129,680	¥113,934	$1,457,300

Transfers between segments are made at estimated arm’s length prices. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes. Amortization for the years ended March 31, 2008, 2007 and 2006 do not include amortization of long-term prepaid expenses of ¥1,036 million ($10,360 thousand), ¥913 million and ¥1,225 million. Further depreciation and amortization for the years ended March 31, 2007 and 2006 do not include those for discontinued operations of ¥6,375 million and ¥14,013 million. The term “Capital investment” should be distinguished from the term “Capital expenditures” as used in the consolidated statements of cash flows. The term “Capital investment” is defined to refer to the acquisition of property, plant and equipment including properties under capital leases on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates.

Geographic information:

Net sales to customers recognized by sales destination for the years ended March 31, 2008, 2007 and 2006 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Net sales:
Japan	¥505,185	¥487,103	¥482,825	$5,051,850
The Americas	541,160	537,836	477,718	5,411,600
Europe and CIS	427,679	324,071	232,329	4,276,790
China	189,902	129,443	89,667	1,899,020
Asia (excluding Japan, China) and Oceania	348,462	252,768	213,719	3,484,620
Middle East and Africa	230,635	162,122	115,882	2,306,350

Consolidated net sales	¥2,243,023	¥1,893,343	¥1,612,140	$22,430,230

Net sales recognized by geographic origin and property, plant and equipment at March 31, 2008, 2007 and 2006, and for the years then ended are as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Net sales:
Japan	¥813,198	¥739,206	¥682,260	$8,131,980
U.S.A.	526,821	527,680	465,726	5,268,210
Europe and CIS	420,778	298,509	212,844	4,207,780
Others	482,226	327,948	251,310	4,822,260

Total	¥2,243,023	¥1,893,343	¥1,612,140	$22,430,230

Property, plant and equipment:
Japan	¥363,646	¥282,050	¥298,807	$3,636,460
U.S.A.	65,225	60,609	48,871	652,250
Europe and CIS	36,664	25,808	19,563	366,640
Others	25,611	19,926	33,426	256,110

Total	¥491,146	¥388,393	¥400,667	$4,911,460

No individual country within Europe and CIS or other areas had a material impact on net sales or property, plant and equipment.

There were no sales to a single major external customer for the years ended March 31, 2008, 2007 and 2006.

The geographic name of Europe is changed to Europe and CIS.

The following information shows net sales and segment profit recognized by geographic origin for the years ended March 31, 2008, 2007 and 2006. In addition to the disclosure requirements under SFAS No. 131, Komatsu discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Net sales:
Japan—
Customers	¥813,198	¥739,206	¥682,260	$8,131,980
Intersegment	479,116	396,361	297,784	4,791,160

Total	1,292,314	1,135,567	980,044	12,923,140
The Americas—
Customers	526,821	527,792	466,049	5,268,210
Intersegment	40,422	38,221	22,596	404,220

Total	567,243	566,013	488,645	5,672,430
Europe and CIS—
Customers	420,778	298,509	212,844	4,207,780
Intersegment	31,444	34,450	29,760	314,440

Total	452,222	332,959	242,604	4,522,220
Others—
Customers	482,226	327,836	250,987	4,822,260
Intersegment	35,661	20,678	19,250	356,610

Total	517,887	348,514	270,237	5,178,870
Elimination	(586,643)	(489,710)	(369,390)	(5,866,430)

Consolidated	¥2,243,023	¥1,893,343	¥1,612,140	$22,430,230

Segment profit:
Japan	¥173,063	¥140,193	¥89,913	$1,730,630
The Americas	56,667	51,842	38,966	566,670
Europe and CIS	44,088	32,104	20,315	440,880
Others	68,204	38,033	22,539	682,040
Corporate and elimination	(7,436)	(12,426)	(7,232)	(74,360)

Consolidated	¥334,586	¥249,746	¥164,501	$3,345,860

Identifiable assets:
Japan	¥1,282,182	¥1,065,487	¥1,046,024	$12,821,820
The Americas	441,499	481,144	411,091	4,414,990
Europe and CIS	290,008	221,012	151,664	2,900,080
Others	328,741	237,839	201,168	3,287,410
Corporate assets and elimination	(237,284)	(161,500)	(157,822)	(2,372,840)

Consolidated	¥2,105,146	¥1,843,982	¥1,652,125	$21,051,460

Overseas sales:
The Americas	¥541,160	¥537,836	¥477,718	$5,411,600
Europe and CIS	427,679	324,071	232,329	4,276,790
Others	768,999	544,333	419,268	7,689,990

Total	¥1,737,838	¥1,406,240	¥1,129,315	$17,378,380

Transfers between segments are made at estimated arm’s length prices. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and investment securities maintained for general corporate purposes.

The geographic name of Europe is changed to Europe and CIS.

23. Supplementary Information to Balance Sheets

At March 31, 2008 and 2007, deferred income taxes and other current assets were comprised of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Prepaid expenses	¥4,444	¥3,663	$44,440
Short-term loans receivable:
Affiliated companies	4,314	2,764	43,140
Other	1,198	2,220	11,980

Total	¥5,512	¥4,984	$55,120

Deferred income taxes	40,141	49,717	401,410
Other	79,408	60,850	794,080

Total	¥129,505	¥119,214	$1,295,050

At March 31, 2008 and 2007, deferred income taxes and other current liabilities were comprised of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Accrued expenses	¥91,624	¥86,395	$916,240
Deferred income taxes	133	24	1,330
Other	113,400	96,110	1,134,000

Total	¥205,157	¥182,529	$2,051,570

24. Supplementary Information to Statements of Income

The following information shows research and development expenses and advertising costs, for the years ended March 31, 2008, 2007 and 2006. Research and development expenses, and advertising costs are charged to expense as incurred and are included in cost of sales and selling, general and administrative expenses in consolidated statements of income.

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Research and development expenses	¥49,673	¥46,306	¥44,560	$496,730
Advertising costs	4,410	4,482	3,978	44,100

Shipping and handling costs included in selling, general and administrative expenses for the years ended March 31, 2008, 2007 and 2006, were as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Shipping and handling costs	¥51,827	¥44,065	¥35,735	$518,270

For the fiscal year ended March 31, 2008, Komatsu recognized an impairment loss of ¥2,447 million ($24,470 thousand), related to property, plant and equipment and intangible assets subject to amortization at certain domestic and foreign subsidiaries, as profitability of the assets of each subsidiary was expected to be low in the future and Komatsu estimated the carrying amounts would not be recovered by the future cash flows.

Other operating income (expense) for the years ended March 31, 2008, 2007 and 2006, were comprised of the following:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Gain from sale of subsidiaries	¥—	¥—	¥18,484	$—
Gain on sale of property	3,169	—	—	31,690
Loss on disposal or sale of fixed assets	(3,313)	(2,015)	(8,176)	(33,130)
Other	3,725	(2,909)	(3,549)	37,250

Total	¥3,581	¥(4,924)	¥6,759	$35,810

Other income (expenses) for the years ended March 31, 2008, 2007 and 2006, were comprised of the following:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Interest income–
Installment receivables	¥2,107	¥945	¥1,112	$21,070
Other	6,659	6,729	5,028	66,590
Dividends	1,499	858	684	14,990
Interest expense	(16,699)	(15,485)	(12,208)	(166,990)
Net gain (loss) from sale of investment securities	(289)	344	18	(2,890)
Exchange loss, net	(3,467)	(903)	(1,941)	(34,670)
Other	(450)	(738)	(342)	(4,500)

Total	¥(10,640)	¥(8,250)	¥(7,649)	$(106,400)

25. Valuation and Qualifying Accounts

Valuation and qualifying accounts deducted from assets to which they apply:

	Millions of yen			Thousands of U.S. dollars
Allowance for doubtful receivables	2008	2007	2006	2008
Balance at beginning of fiscal period	¥11,808	¥11,786	¥14,664	$118,080
Additions
Charged to costs and expenses	3,003	2,653	160	30,030
Charged to other accounts	208	—	—	2,080
Deductions	3,549	2,631	3,038	35,490

Balance at end of fiscal period	¥11.470	¥11,808	¥11,786	$114,700

Deductions were principally uncollectible accounts and notes charged to the allowance.

	Millions of yen			Thousands of U.S. dollars
Valuation allowance for deferred tax assets	2008	2007	2006	2008
Balance at beginning of fiscal period	¥30,879	¥35,490	¥56,608	$308,790
Additions
Charged to costs and expenses	2,743	1,715	8,546	27,430
Charged to other accounts	945	341	3,129	9,450
Deductions	12,132	6,667	32,793	121,320

Balance at end of fiscal period	¥22,435	¥30,879	¥35,490	$224,350

Deductions were principally realization or expiration of net operating loss carryforwards.

EXHIBIT INDEX

Exhibit number	Title	Subsequently Numbered Page

Exhibit (1.1)	Articles of Incorporation of Komatsu Ltd. (Translation)	1

Exhibit (1.2)	Regulations of The Board of Directors (Translation)	8

Exhibit (2)	Share Handling Regulations, as amended (Translation)	11

Exhibit (8)	Significant subsidiaries of Komatsu Ltd, including additional subsidiaries that management has deemed to be significant, as of March 31, 2008: Incorporated by reference to “Organizational Structure” in “Item 4. Information on the Company”

Exhibit (11)	Code of Ethics for Senior Officers (Translation)	22

Exhibit (12) a.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company	26

Exhibit (12) b.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company	27

Exhibit (13) a.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company	28

Exhibit (13) b.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company	29