Form 20-F
period 2009-03-31
KOMATSU LTD
filed 2009-06-30
CIK 56594

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered pursuant to Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered
None	N/A
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Common Stock*
(Title of Class)

*	3,696,424 American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 4 shares of Common Stock of Komatsu Ltd.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
967,822,292 shares (excluding 30,921,768 shares of Treasury Stock)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

In this document, KOMATSU LTD. is hereinafter referred to as the “Company,” and together with its consolidated subsidiaries as “Komatsu.”
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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following data for each of the fiscal years ended March 31, 2005 through March 31, 2009 have been derived from the Company’s audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). It should be read in conjunction with the Company’s audited consolidated balance sheets as of March 31, 2008 and 2009, the related consolidated statements of income, shareholders’ equity and cash flows for the three fiscal years ended March 31, 2009 and the notes thereto that appear elsewhere in this annual report.
Selected Financial Data

	(Millions of yen, except per share amounts)
	2009	2008	2007	2006	2005
Income Statement Data:
Net sales 1)	2,021,743	2,243,023	1,893,343	1,612,140	1,356,071
Operating income 1)	151,948	332,850	244,741	163,428	95,862
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies 1)	128,782	322,210	236,491	155,779	91,869
Income taxes 1)	42,293	115,794	79,745	43,970	34,285
Income from continuing operations 1)	78,797	203,826	153,264	109,141	55,868
Income from discontinued operations less applicable income taxes 1)	—	4,967	11,374	5,149	3,142
Net income	78,797	208,793	164,638	114,290	59,010

Per Share Data:
Net income
— Basic	79.95	209.87	165.70	115.13	59.51
— Diluted	79.89	209.59	165.40	114.93	59.47
Cash dividends
Yen	44.00	38.00	23.00	14.00	9.00
U.S. cents 2)	44.44	38.00
Depreciation and amortization	98,354	75,664	72,709	72,640	69,020
Capital Investment 1) 3)	162,512	145,730	129,680	113,934	76,907
Research and development expenses 1)	53,736	49,673	46,306	44,560	41,123

	(Millions of yen)

Balance Sheet Data:
Total assets	1,969,059	2,105,146	1,843,982	1,652,125	1,449,068
Shareholders’ equity	814,941	887,126	776,717	622,997	477,144
Number of shares issued at year-end	998,744,060	998,744,060	998,744,060	998,744,060	998,744,060
Number of shares outstanding at year-end	967,822,292	995,103,847	993,786,759	993,645,492	991,420,696

Notes:

1)	In the fiscal year ended March 31, 2007, Komatsu disposed of its majority interest in Komatsu Electronic Metals Co., Ltd. (“KEM”). In the fiscal year ended March 31, 2008, Komatsu sold the outdoor power equipment (“OPE”) business of Komatsu Zenoah Co. and its subsidiaries. As a result, operating results and the gain recognized on the sale of KEM and its subsidiaries as well as the OPE business of Komatsu Zenoah Co. and its subsidiaries are presented as “Income from discontinued operations less applicable income taxes”.

2)	The conversion rate between the Japanese yen to the U.S. dollar for the fiscal year ended March 31, 2009 is ¥99 to U.S.$1.00, the approximate buying rate of Japanese yen as of noon on March 31, 2009 in New York City as reported by the Federal Reserve Board.

3)	The term “Capital Investment” as used in the above Selected Financial Data should be distinguished from the term “Capital Expenditures” as used in the consolidated statements of cash flows. The term “Capital Investment” as used in the above Selected Financial Data is defined to refer to costs relating to the purchase of property, plant and equipment including properties under capital leases on an accrual basis which reflects the effect of timing differences between acquisition dates and payment dates. Komatsu’s management uses this financial indicator to manage its capital investment and believes that this indicator is useful to investors in that this indicator presents accrual based capital investment in addition to the cash based capital expenditures provided in the consolidated statements of cash flows.
The following table provides the noon buying rates for Japanese yen in The City of New York as reported by the Federal Reserve Bank of New York and the Federal Reserve Board expressed in Japanese yen per U.S. dollar during the periods indicated. The average Japanese yen exchange rates represent average noon buying rates on the last business day of each month during the respective period. The most recently available exchange rate for Japanese yen into U.S. dollars was ¥96.15 = U.S.$1.00 as of June 19, 2009.

Yen Exchange Rates per U.S. dollar:

				(Yen)
	Average	High	Low	Period-End

Year ended March 31
2005	107.28	102.68	111.39	107.22
2006	113.67	104.64	119.66	117.48
2007	116.55	112.26	121.02	117.56
2008	113.61	96.88	124.09	99.85
2009	100.85	87.80	110.48	99.15

	High	Low	Period-End

2008
December	87.84	93.71	90.79
2009
January	87.80	94.20	89.83
February	89.09	98.55	97.74
March	93.85	99.34	99.15
April	96.49	100.71	98.76
May	94.45	99.24	95.55
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Given the business environment in which Komatsu operates, Komatsu is exposed to a variety of risks. Komatsu has identified the following risks as its primary risks based on information currently available to it. The statements set forth in this section should be considered carefully in conjunction with Item 5. “Operating and Financial Review and Prospects” and the “Consolidated Financial Statements” attached to this annual report on Form 20-F. The risks discussed below are risks that may, individually or in the aggregate, make Komatsu’s actual results differ materially from its expected or past results. It should be noted, however, that it is impossible to predict or identify all risks that may be applicable to Komatsu and the below list of risks should not be considered to be a complete list of risks that could materially affect Komatsu’s results of operations and/or financial condition. Komatsu’s results of operations and/or financial condition may in the future also be affected by other risks that are currently unknown or that are not currently considered significant or material.

(1) Economic and market conditions
As Komatsu is engaged in business on a global scale, the economic and market conditions and competitive environment in which Komatsu operates differ from region to region. In addition, demand for Komatsu’s products as well as the business environment in which Komatsu operates may change substantially as a result of changes in the economic and market conditions of each such region.
In economically-advanced regions in which Komatsu operates, Komatsu’s business is generally affected by cyclical changes in the economies. Therefore, factors which are beyond Komatsu’s control, such as levels of housing starts, industrial production, public investments in infrastructure development and private-sector capital outlays, may affect demand for Komatsu’s products.
With respect to newly-developing markets such as China, India, Russia, the Middle East and Africa, Komatsu has derived a greater percentage of its business from these markets in recent years. Accordingly, Komatsu has been making capital investments in line with such increase in business. Economic conditions in such newly-developing markets, however, are dependent on the price of natural resources and the level of exports to economically-advanced regions, and are subject to numerous uncertainties. While Komatsu regularly monitors demand trends, demand in such newly-developing markets may be much lower than anticipated.
Furthermore, when economic and/or market conditions change more drastically than forecasted by Komatsu, Komatsu may also experience fewer orders of its products, an increase in cancellation of orders by customers, a delay in the collection of receivables, etc.
These changes in the business environment in which Komatsu operates may lead to a decline in sales, inefficient inventory levels and/or production capacities, thereby causing Komatsu to record lower profitability and incur additional expenses and losses. Accordingly, Komatsu’s results of operations may be adversely affected.
(2) Foreign currency exchange rate fluctuations
Komatsu conducts its business operations on a global scale, and a substantial portion of its overseas sales is affected by foreign currency exchange rate fluctuations. In general, an appreciation of the Japanese yen against another currency would adversely affect Komatsu’s results of operations, while a depreciation of the Japanese yen against another currency would have a favorable impact thereon. In addition, foreign currency exchange rate fluctuations may also affect the comparative prices between products sold by Komatsu and products sold by its foreign competitors in the same market, as well as the cost of materials used in the production of such products. Komatsu strives to alleviate the effect of such foreign currency exchange rate fluctuations by, for example, locating its production bases globally and positioning such bases closer to the respective markets in which the products manufactured by such bases are sold. Komatsu also engages in hedging activities to minimize the effects of short-term foreign currency exchange rate fluctuations. Despite Komatsu’s efforts, if the foreign currency exchange rates fluctuate beyond Komatsu’s projected fluctuation range, Komatsu’s results of operations may be adversely affected.

(3) Fluctuations in financial markets
While Komatsu is currently working on improving the efficiency of its assets to reduce its interest-bearing debt, its aggregate short- and long-term interest-bearing debt was approximately ¥600 billion as of March 31, 2009. Although Komatsu has strived to reduce the effect of interest rate fluctuations by procuring funds at fixed interest rates, an increase in interest rates may increase Komatsu’s interest expenses with respect to its interest-bearing debt subject to floating interest rates, thereby adversely affecting Komatsu’s results of operations. In addition, fluctuations in the financial markets, such as fluctuations in the fair value of marketable securities and interest rates, may also increase the unfunded obligation portion of Komatsu’s pension plans or pension liabilities, which may result in an increase in pension expenses. Such an increase in interest expenses and pension expenses may adversely affect Komatsu’s results of operations and financial condition.
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
(5) Environmental laws and regulations
Komatsu’s products and business operations are required to comply with increasingly stringent environmental laws and regulations in the numerous countries in which Komatsu operates. Komatsu expends a significant share of its management resources, such as research and development expenses, to comply with regulations concerning air and wastewater emission levels of its manufacturing facilities and products. If the existing standards were amended, Komatsu may be required to bear increased costs and to make further capital investments to comply with such new standards. Incurrence of such additional environmental compliance costs may adversely affect Komatsu’s results of operations.

(6) Product liability
While Komatsu endeavors to sustain and improve the quality and reliability of its operations and products based on stringent standards established internally by Komatsu, it may face product liability claims or become exposed to other liabilities if unexpected defects in its products result in accidents. If the costs for addressing such claims or other liabilities are not covered by Komatsu’s existing insurance policies, Komatsu may be required to bear such costs thereto, which may adversely affect its financial condition.
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
(8) Procurement, production and other matters
Komatsu’s procurement of parts and materials for its products is exposed to the fluctuations in commodity prices, mainly in the price of steel materials. Price increases in commodities may increase the costs of materials and therefore the production cost of Komatsu’s products. In addition, a shortage of product parts and materials, bankruptcies of suppliers or production discontinuation by suppliers of products used by Komatsu may make it difficult for Komatsu to engage in the timely procurement of parts and materials and manufacture of its products, thereby lowering Komatsu’s production efficiency. In an effort to reduce any adverse effect to its business as a result of an increase in material costs, Komatsu plans to reduce other costs and pass on any increase in material costs to its customers through price adjustments of its products. Komatsu plans to minimize the effects of possible procurement or manufacturing issues by securing new suppliers or promoting closer collaboration among all of its related business divisions. However, if the increase in commodity prices were to exceed Komatsu’s expectations or a prolonged shortage of materials and parts were to occur, Komatsu’s results of operations may be adversely affected.
(9) Information security, intellectual property and other matters
Komatsu may obtain confidential information concerning its customers and individuals in the normal course of its business. Komatsu also holds confidential business and technological information. Komatsu maintains such confidential information with the utmost care. To safeguard such confidential information from unauthorized access, tampering, destruction, leakage, losses and other damages, Komatsu employs appropriate safety measures, including implementing technological safety measures and strengthening its information management capabilities. If a leak of confidential information concerning customers and individuals were to occur, Komatsu may become liable for damages, or its reputation or its customers’ confidence in Komatsu may be adversely affected. In addition, if Komatsu’s confidential business and technological information were leaked or misused by a third party, or Komatsu’s intellectual properties were infringed upon by a third party, or a third party were to claim that Komatsu is liable for infringing on such third party’s intellectual property rights, Komatsu’s results of operations may be adversely affected.

(10) Natural calamities, wars, terrorism, accidents and other matters
Komatsu conducts its business operations on a global scale and operates and maintains development, production, sales and other business facilities in many countries. If natural disasters, such as earthquakes and floods, epidemics, wars, terrorist acts, accidents, unforeseeable criticism or interference by third parties or any malfunction of information and telecommunication systems in regions in which Komatsu operates were to occur and cause extensive damage to one or more of its facilities that cannot become fully operational within a short period of time, delays or disruption in the procurement of materials and parts or the production and sales of Komatsu’s products and services may result. Such delays or disruptions may adversely affect Komatsu’s results of operations.
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
The history and development of Komatsu’s global operations can be divided into three phases: (1) export from Japan, (2) offshore production and (3) management of its global production and distribution network.
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
During the 1990s, Komatsu strengthened its overseas manufacturing capabilities and made efforts to optimize its production and distribution network on a global basis through various methods, including forming alliances and entering into joint ventures. For instance, Komatsu established Komatsu Cummins Engine Co., Ltd. and Industrial Power Alliance Ltd. in Japan and Cummins Komatsu Engine Company in the United States, with Cummins Engine Company (now known as Cummins Inc.). In addition, Komatsu entered into three joint ventures in China, and a joint venture with Mannesmann Demag of Germany to establish Demag Komatsu GmbH (now known as Komatsu Mining Germany GmbH).
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
In January 2007, the Company signed a definitive agreement to sell the OPE business of Komatsu Zenoah Co. to a Japanese subsidiary of Husqvarna AB of Sweden. After Komatsu Zenoah Co. split its OPE business and established Zenoah Co., Komatsu Zenoah Co. was merged into Komatsu Utility Co., Ltd. in April 2007, as a result of which Komatsu Utility Co., Ltd. became Zenoah Co.’s parent company. In the same month, Komatsu Utility Co., Ltd. sold all of its shares of Zenoah Co. to HUSQVARNA JAPAN LTD. (now known as Husqvarna Zenoah Co., Ltd.), thereby completing the sale of the OPE business.
In January 2008, to generate more synergy, the Company launched a takeover bid to obtain all issued shares of NIPPEI TOYAMA, which resulted in the Company owning 93.7% of the equity interest.

In August 2008, the Company and NIPPEI TOYAMA implemented a share exchange and NIPPEI TOYAMA became a wholly owned subsidiary of the Company. In October 2008, NIPPEI TOYAMA changed its name and is now known as Komatsu NTC Ltd.
In April 2009, Komatsu Tokyo Ltd. (“Komatsu Tokyo”), a wholly owned subsidiary of the Company, merged with 11 other consolidated subsidiaries of the Company, consisting of 10 sales subsidiaries and Komatsu All Parts Support Ltd., through an absorption-type merger. In the same month, the Company transferred its sales and service business for construction equipment (excluding underground construction equipment) in Japan to Komatsu Tokyo through an absorption-type company split. Upon the completion of these transactions, Komatsu Tokyo changed its name and is now known as Komatsu Construction Equipment Sales and Service Japan Ltd.
 PRINCIPAL CAPITAL INVESTMENT
Komatsu invests capital each year in the development and production of new products and the improvement of the operating efficiency of its production infrastructure, primarily focusing on the Construction, Mining and Utility Equipment operating segment. Komatsu’s capital investment for the fiscal years ended March 31, 2009, 2008 and 2007 were ¥162,512 million, ¥145,730 million and ¥129,680 million, respectively. Capital investment for the fiscal year ended March 31, 2009 by operating segment was as follows.
Capital Investment by Operating Segment

		Percentage Change
	Millions of Yen	as compared to the
	Fiscal Year ended	Fiscal Year ended
	March 31, 2009	March 31, 2008
Construction, Mining and Utility Equipment	¥152,803	8.2%
Industrial Machinery and Others	9,709	113.6%

Total	¥162,512	11.5%

Notes:

1)	Amounts include certain leased machinery and equipment accounted for as capital leases in accordance with Statement of Financial Accounting Standards No. 13.

2)	Starting with the fiscal year ended March 31, 2009, Komatsu reclassified the forklift truck business of Komatsu Utility Co., Ltd. and the businesses of Komatsu Logistics Corp. (both of which were formerly in the Industrial Machinery, Vehicles and Others operating segment) so that such businesses are part of Komatsu’s construction and mining equipment business, and accordingly, changed its operating segments by renaming the Construction and Mining Equipment operating segment as the Construction, Mining and Utility Equipment operating segment and the Industrial Machinery, Vehicles and Others operating segment as the Industrial Machinery and Others operating segment. Percentage changes as compared to the fiscal year ended March 31, 2008 in the above table were calculated using the financial data for the fiscal year ended March 31, 2008, which have been retrospectively reclassified using these new operating segments.

3)	The term “Capital Investment” as used in the above table should be distinguished from the term “Capital Expenditures” as used in the consolidated statements of cash flows. The term “Capital Investment” as used in the above table is defined to refer to costs relating to the purchase of property, plant and equipment including properties under capital leases on an accrual basis which reflects the effect of timing differences between acquisition dates and payment dates. Komatsu’s management uses this financial indicator to manage its capital investment and believes that this indicator is useful to investors in that this indicator presents accrual based capital investment in addition to the cash based capital expenditures provided in the consolidated statements of cash flows.

For the fiscal year ended March 31, 2009, Komatsu made investments to increase the production capacity of its construction, mining and utility equipment business with its primary focus on its mining equipment business because Komatsu believed that growth can be expected in such business. In addition, Komatsu made investments to develop and produce new construction, mining and utility equipment models and products that comply with the latest emissions regulations. Komatsu recorded increased capital investments in the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2009 due primarily to the addition of Komatsu NTC Ltd. as a consolidated subsidiary in March 2008.
The following table sets forth in further detail the principal construction projects Komatsu undertook during the fiscal year ended March 31, 2009.
Main facilities completed in the fiscal year ended March 31, 2009

Operating segment	Main facilities
Construction, Mining and Utility Equipment	Establishment of Komatsu Undercarriage China Corp. — Products: Undercarriage for construction equipment — Location: Jining, Shandong, China
Construction, Mining and Utility Equipment, Industrial Machinery and Others	Construction of the second facility of the Company’s Kanazawa Plant — Products: Super-large hydraulic excavators and large presses — Location: Kanazawa City, Ishikawa, Japan

New constructions, expansions and overhauls of main facilities in progress during the fiscal year ended March 31, 2009

Operating segment	Main facilities
Construction, Mining and Utility Equipment	Construction of Komatsu Manufacturing Rus, LLC’s new plant — Products: Medium-sized hydraulic excavators and forklift trucks — Location: Yaroslavl, Russia
Relocation and expansion of Komatsu (Changzhou) Construction Machinery Corp.’s plant — Products: Hydraulic excavators, wheel loaders, dump trucks, etc. — Location: Changzhou, Jiangsu, China
Expansion of Komatsu Castex Ltd.’s manufacturing facilities for key components (i.e., iron castings) — Products: Cylinder blocks, etc. — Location: Himi City, Toyama, Japan
Komatsu’s capital investments for the fiscal year ended March 31, 2009 were primarily financed by funds on hand and bank borrowings.
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
Formerly, Komatsu’s business consisted of the following two operating segments: (1) Construction and Mining Equipment and (2) Industrial Machinery, Vehicles and Others. Starting with the fiscal year ended March 31, 2009, Komatsu reclassified the forklift truck business of Komatsu Utility Co., Ltd. and the businesses of Komatsu Logistics Corp. (both of which were formerly in the Industrial Machinery, Vehicles and Others operating segment) so that such businesses are part of Komatsu’s construction and mining equipment business, and accordingly, changed its operating segments by renaming the Construction and Mining Equipment operating segment as the Construction, Mining and Utility Equipment operating segment and the Industrial Machinery, Vehicles and Others operating segment as the Industrial Machinery and Others operating segment.
Having completed the merger of its forklift truck business with the compact construction equipment business into the newly formed Komatsu Utility Co., Ltd. during the fiscal year ended March 31, 2008 and taking into consideration the strong relationships that Komatsu Logistics Corp. (which transports products, components and parts) has with companies engaged in the construction and mining equipment business, Komatsu’s management determined that it was appropriate to reclassify these businesses starting with the fiscal year ended March 31, 2009.
Accordingly, the financial data for the prior fiscal years have been retrospectively adjusted to reflect this reclassification.
The manufacturing operations of Komatsu are conducted primarily at plants located in Japan, the United States, Canada, Brazil, the United Kingdom, Germany, Sweden, Italy, Indonesia, China and Thailand. Komatsu’s products are primarily sold under the “Komatsu” brand name and almost all of its sales and service activities are conducted through its sales subsidiaries and sales distributors who primarily sell products to retail dealers in their respective geographic area.
PRODUCTS AND SERVICES
The following table sets forth Komatsu’s net sales by operating segments for the fiscal years ended March 31, 2009, 2008 and 2007, which is reproduced from the Company’s audited consolidated financial statements.

Net Sales by Operating Segments

	(Millions of Yen)
	Fiscal Year		Fiscal Year		Fiscal Year
	Ended March 31,		Ended March 31,		Ended March 31,
	2009		2008		2007
Construction, Mining and Utility Equipment	¥1,744,733	86.3%	¥2,048,711	91.3%	¥1,711,275	90.4%
Industrial Machinery and Others	277,010	13.7%	194,312	8.7%	182,068	9.6%

Total	¥2,021,743	100.0%	¥2,243,023	100.0%	¥1,893,343	100.0%

Note:	Starting with the fiscal year ended March 31, 2009, Komatsu reclassified the forklift truck business of Komatsu Utility Co., Ltd. and the businesses of Komatsu Logistics Corp.(both of which were formerly in the Industrial Machinery, Vehicles and Others operating segment) so that such businesses are part of Komatsu’s construction and mining equipment business, and accordingly, changed its operating segments by renaming the Construction and Mining Equipment operating segment as the Construction, Mining and Utility Equipment operating segment and the Industrial Machinery, Vehicles and Others operating segment as the Industrial Machinery and Others operating segment. As a result of this reclassification, the financial data for the fiscal years ended March 31, 2008 and 2007 in the above table have been retrospectively reclassified using the new operating segments.
(1) Construction, Mining and Utility Equipment
The Construction, Mining and Utility Equipment operating segment has been Komatsu’s mainstay operating segment during the last several decades. Net sales from this operating segment accounted for 86.3% of Komatsu’s total net sales for the fiscal year ended March 31, 2009.
Komatsu offers various types of construction, mining and utility equipment, ranging from super-large machines capable of mining applications to mini units for urban use. Komatsu’s range of products in this operating segment also includes a wide variety of attachments to be used with its products. Komatsu’s principal products in this operating segment fall into the following categories of equipment:

Category	Principal Products
Excavating Equipment	Hydraulic excavators, mini excavators and backhoe loaders
Loading Equipment	Wheel loaders, mini wheel loaders and skid steer loaders
Grading and Roadbed Preparation Equipment	Bulldozers, motor graders and vibratory rollers
Hauling Equipment	Off-highway dump trucks, articulated dump trucks and crawler carriers
Forestry Equipment	Harvesters, forwarders and feller-bunchers
Tunneling Machines	Shield machines, tunnel-boring machines and small-diameter pipe jacking machines
Recycling Equipment	Mobile debris crushers, mobile soil recyclers and mobile tub grinders
Industrial Vehicles	Forklift trucks
Other Equipment	Railroad maintenance equipment
Engines and Components	Diesel engines, diesel generator sets and hydraulic equipment
Casting Products	Steel castings and iron castings
Logistics	Packing and transport

To remain competitive in this operating segment, Komatsu introduced the “DANTOTSU Strategy” in 2003 and has been working to increase the number of DANTOTSU products. DANTOTSU means “unique and unrivaled” in Japanese. Komatsu only designates a product as DANTOTSU if such product is considered unique and unrivaled as compared to those produced by Komatsu’s competitors, due to the fact that these products are equipped with one or more features that its competitors cannot match for some time. Since the introduction of DANTOTSU products, Komatsu has been working to replace many of its product models with DANTOTSU products. DANTOTSU products include WA500 and WA600 wheel loaders and the D51-22 bulldozer to name a few. Komatsu plans to continue making model changes to replace some of its existing construction, mining and utility equipment product models with DANTOTSU products.
In addition to manufacturing and developing new products, Komatsu has been focused on downstream businesses, such as the used equipment business and the rental equipment business. Komatsu Used Equipment Corp. has been facilitating the sale of used equipment by holding annual auctions in several locations in Japan since the mid-1990s.
The principal products developed in the Construction, Mining and Utility Equipment operating segment during the fiscal year ended March 31, 2009 are listed below:

Company	Product	Model
Komatsu Ltd.	Hydraulic Excavators	PC78US-8, PC110-7, PC128UU-8, PC160LC-8, PC190LC-8, PC200-8E0 Hybrid
	Bulldozers	D63E-12, D65EX-16, D65PX-16, D65WX-16, D375A-6
	Wheel Loader	WA150-6
	Articulated Dump Truck	HM250-2
	Motor Graders	GD755-5Y, GH320-5
Komatsu Utility Co., Ltd.	Hydraulic Excavators	PC20MR-3, PC20UU-5, PC30UU-5, PC38UU-5, PC55-MR, PC56-7,PC58UU-5
	Wheel Loaders	WA30-6, WA40-6, WA50-6
	Forklifts	FB15M-12, FG15-20, FG25-16, FG25N-16, FD40-10, FD40-12, FD40N-10, FD50A-10, FD60-10
Komatsu America Corp.	Dump Trucks	860E-1, 960E-1

(2) Industrial Machinery and Others
Net sales from the Industrial Machinery and Others operating segment accounted for 13.7% of Komatsu’s total net sales for the fiscal year ended March 31, 2009. The products available in this operating segment are used by a wide range of businesses and include industrial machinery, such as forging and sheet metal machinery and other services. Komatsu’s principal products in this operating segment fall into the following categories of equipment:

Category	Principal Products
Metal Forging and Stamping Presses	Large presses, servo presses, small- and medium-sized presses and forging presses
Sheet Metal Machines	Laser cutting machines, fine-plasma cutting machines, press brakes and shears
Machine Tools	Transfer machines, machining centers, crankshaft millers, grinding machines and wire saws
Defense Systems	Ammunition and armored personnel carriers
Temperature-control equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing
Others	Commercial-use prefabricated structures
The principal products developed in the Industrial Machinery and Others operating segment during the fiscal year ended March 31, 2009 include the high speed palletizing system for large size presses, the gantry-type TWISTER, the crankshaft milling machine (GPM2000E), new milling machines for a vehicle engine’s crankshaft (GPM190F-5 and 200F-5), the large size wire-sawing machine (PV800) that can be used to saw materials used in solar batteries and Chip ID Markers.
PRINCIPAL MARKETS
Komatsu operates and competes in the following six principal markets: (1) Japan, (2) the Americas, (3) Europe and Commonwealth of Independent States (“CIS”), (4) China, (5) Asia (excluding Japan and China) and Oceania and (6) the Middle East and Africa.
In this annual report, information regarding net sales by geographic segment is presented in the following two ways: (1) by sales destination (based on the country where the purchaser is located) and (2) by sales origin (based on the country where the seller is located). The following table sets forth Komatsu’s net sales recognized by sales destination for the fiscal years ended March 31, 2009, 2008 and 2007. Net sales data by sales origin are set forth in Note 23 to the Company’s audited consolidated financial statements, included elsewhere in this report.

Net Sales by Region

	(Millions of Yen)
	Fiscal Year		Fiscal Year		Fiscal Year
	Ended March 31,		Ended March 31,		Ended March 31,
	2009		2008		2007
Japan	¥452,172	22.4%	¥505,185	22.5%	¥487,103	25.7%
Americas	503,450	24.9%	541,160	24.1%	537,836	28.4%
Europe and CIS	284,029	14.0%	427,679	19.1%	324,071	17.1%
China	236,226	11.7%	189,902	8.5%	129,443	6.8%
Asia (excluding Japan and China) and Oceania	335,574	16.6%	348,462	15.5%	252,768	13.4%
Middle East and Africa	210,292	10.4%	230,635	10.3%	162,122	8.6%

Total	¥2,021,743	100.0%	¥2,243,023	100.0%	¥1,893,343	100.0%

SALES AND DISTRIBUTION
Komatsu’s international and domestic sales and distribution for its Construction, Mining and Utility Equipment operating segment are conducted primarily through a network of subsidiaries, affiliates and independent distributors, and to a lesser extent by its partners of jointly-owned companies.
Komatsu’s construction, mining and utility equipment sales and distribution operations in Japan focus principally on retail sales to customers, partly on an installment basis. In addition, Komatsu has enhanced its equipment rental services in Japan by using rental companies as its agents, especially for its construction and utility equipment, in response to strong demand from customers. Distributors and dealers form the core of the service network in Japan, providing total customer-support services.
Komatsu’s overseas construction, mining and utility equipment sales and service network consists of approximately 480 distributors. Komatsu supplies its products to distributors around the world through trading companies and the Company’s subsidiaries and affiliated companies, supported by Komatsu’s liaison offices. The Company’s major sales subsidiaries and affiliates are located in the United States, Brazil, Chile, Belgium, Germany, France, Italy, Sweden, Russia, China, Singapore, Indonesia, India, Australia, the United Arab Emirates and South Africa.
These subsidiaries and affiliates provide additional inventory and technical assistance to Komatsu’s distributors while also strengthening the capability of emergency spare parts delivery. These subsidiaries and affiliates as well as Komatsu’s distributors provide the services that customers may require with respect to their construction, mining and utility equipment outside of Japan.
Komatsu’s sales of products in the Industrial Machinery and Others operating segment include direct sales to customers and sales through distributors, dealers and trading companies. For example, large presses are mainly sold directly to customers while small- and medium-sized presses are primarily sold through distributors and dealers.

SOURCES OF SUPPLY
As it is neither economical nor efficient for Komatsu to manufacture all of its necessary components and parts, Komatsu produces some of its major equipment components internally and purchases other components and parts, such as electrical components, tires, hoses and batteries, from specialized suppliers. Komatsu also procures some of its parts, such as metal forgings, machine components, sheet metal parts and various accessories, from its business partners. Therefore, the fluctuations in prices of materials for such components, such as steel materials, may affect Komatsu’s results of operations. In addition, a shortage of product parts and materials, bankruptcies of suppliers or production discontinuation by suppliers of products used by Komatsu may make it difficult for Komatsu to engage in the timely procurement of parts and materials and manufacture of its products. Komatsu believes, however, that it has adequate and reliable sources of supply for its material components, parts and raw materials, and that it has appropriate alternative sources available for such supplies consistent with its prudent business practices.
SEASONALITY
In general, Komatsu’s businesses have historically experienced some seasonal fluctuations in sales. While there are variations by market and product, Komatsu’s consolidated sales volume are customarily the highest during the fourth quarter. However, this seasonality has generally not been material to Komatsu’s results of operations.
For the fiscal year ended March 31, 2009, however, Komatsu’s consolidated sales for the fourth quarter was the lowest of all quarters, due to an unprecedented financial crisis and global economic recession. Given that the current challenging business environment is expected to continue for some time, consolidated sales for the fiscal year ending March 31, 2010 may not experience the customary seasonal fluctuations.
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
COMPETITIVE ENVIRONMENT
Construction, Mining and Utility Equipment
As a manufacturer of a full line of construction and mining equipment, Komatsu provides a broad range of products from super-large equipment for mining use to general construction equipment and mini construction equipment for urban use.
While there is intense competition in all of the product categories in this operating segment, Komatsu continuously maintains its position as one of the market leaders in every region in which it operates. In many countries in the market Komatsu calls “Greater Asia” (Asia in the broad sense of the term, including China, Southeast Asia, India, the Middle East and CIS), Komatsu maintains its position as the market leader.
Komatsu’s competitors in the construction and mining equipment business consist of global competitors, regional competitors and locally specialized competitors. Major global competitors include Caterpillar Inc. (“Caterpillar”), Terex Corporation, Hitachi Construction Machinery Co., Ltd. (“Hitachi Construction”), Volvo Construction Equipment NV (“Volvo”) and CNH Global N.V. The competitive environments differ according to regions and product models.
Although demand for construction equipment in North America has been experiencing a sharp downturn, it is still the largest market for construction equipment in the world and Caterpillar is the market leader in North America based on sales.
In Europe, in addition to global full line manufacturers such as Caterpillar and Volvo, there are many regional or locally specialized competitors who have firm footings in the local markets. Komatsu competes with different competitors in each country or region in Europe and it is expected that the markets in Europe will continue to be very competitive.
In the market Komatsu calls “Greater Asia,” Komatsu’s competitors include Caterpillar, Hitachi Construction and Korean manufacturers such as Hyundai Heavy Industries Co., Ltd. and Doosan Infracore Co., Ltd. In China, where the demand has begun to show signs of recovery, Komatsu competes with a number of local manufacturers in addition to the above-mentioned competitors.

As for the industrial vehicles, the major markets for forklift trucks have traditionally been Europe, the United States and Japan. Recently, China has overtaken Japan and has developed into the third major market for forklift trucks. While European and U.S. manufacturers of forklift trucks sell not only forklift trucks but also warehousing equipment, Komatsu and other Japanese manufacturers of forklift trucks primarily focus on forklift trucks.
Komatsu believes that the following strengths provide Komatsu with a competitive advantage in the global construction, mining and utility equipment market.
DANTOTSU products
Komatsu continues to strive to develop DANTOTSU products that demonstrate truly outstanding features, such as fuel efficiency, information technology and environment-friendliness, which features Komatsu believes its competitors will not be able to match for some time.
KOMTRAX (Komatsu Machine Tracking System)
KOMTRAX is a system that Komatsu pioneered the development of and introduced to the market in 2001. Using KOMTRAX, customers can manage the operation of their construction equipment by utilizing information technology applications, such as GPS (Global Positioning System) and mobile telecommunication technologies. Using the information collected through KOMTRAX, such as location and operation time, customers who operate equipment equipped with KOMTRAX are able to operate the equipment more efficiently and cost effectively because they are able to decrease fuel use and maintenance expenses.
AHS (Autonomous Haulage System)
AHS is a system that controls the operations of super-large autonomous dump trucks in large-scale mines. Komatsu first introduced AHS in a copper mine in northern Chile, where it is currently in full use. Komatsu started to provide AHS for use in iron ore mines in western Australia at the end of 2008 as its second installation.
Hybrid
In June 2008, Komatsu launched the world’s first hybrid hydraulic excavator that consumes less fuel and emits less carbon dioxide (CO2). Komatsu believes that it has a competitive advantage in the market with respect to this type of equipment not only because it was one of the first to develop and market this type of equipment but also because its equipment is equipped with technology that reduces its environmental impact.

Industrial Machinery and Others
In the Industrial Machinery and Others operating segment, Komatsu’s principal products consist of (1) metal forging and stamping presses, (2) sheet metal machines and (3) machine tools. As discussed below, the market for all of these products is highly competitive.
(1) Metal Forging and Stamping Presses
Komatsu manufactures and sells stamping presses that are used to press doors and roofs of automobiles and various other parts into shapes. With respect to large presses, which are mainly sold to automobile manufacturers, Komatsu considers Ishikawajima-Harima Heavy Industries Co., Ltd., Hitachi Zosen Fukui Corporation and AIDA Engineering, Ltd. (“AIDA”) of Japan and Schuler AG of Germany to be its major competitors.
In Japan, Japanese manufacturers, including Komatsu, have an advantage over non-Japanese manufacturers. Likewise, in Germany, German manufacturers enjoy dominant positions and have a competitive advantage over non-German manufacturers. In other markets, regional and locally specialized competitors in addition to the above-mentioned major manufacturers compete with each other, making the market highly competitive.
For the fiscal year ended March 31, 2009, demand for presses decreased substantially due primarily to the decrease in capital investments by automobile manufacturers on a global basis, in line with the drastic deterioration of the global economy during the second half of the fiscal year.
Nevertheless, Komatsu improved its market position in large-sized stamping presses by increasing sales in the emerging markets. For example, Komatsu improved its market position in China and India as it expanded the product range of its AC Servo motor-driven presses, enhanced its technological edge, reinforced its global service operations and enhanced its collaboration with mold builders.
With respect to small- and medium-sized presses, Asia (including Japan) and North America are Komatsu’s largest markets. Major competitors of Komatsu for these products include AIDA and Amada Co., Ltd. (“Amada”) of Japan, The Minster Machine Company of the United States and Chin Fong Machine Industrial Co., Ltd. of Taiwan. During the fiscal year ended March 31, 2009, Komatsu increased the product range of its AC Servo motor-driven presses, which made a significant contribution to improving Komatsu’s market position in small- and medium-sized presses. Moreover, with an aim to increase sales in China, Komatsu started production of small- and medium-sized presses in China.

(2) Sheet Metal Machines
With respect to sheet metal machines that are used to cut and bend steel sheets, Japan is the major market for Komatsu’s products and Komatsu’s competitors consist of other Japanese manufacturers, such as Amada, Mitsubishi Electric Corporation, Yamazaki Mazak Corporation and Koike Sanso Kogyo Co., Ltd. Amada enjoys a large market share with a wide range of products in the industry.
The principal product of Komatsu’s sheet metal machine business is its plasma cutting machines. With technology that is original to Komatsu, Komatsu’s plasma cutting machines boast high productivity and outstanding cost performance in terms of both running and initial costs while ensuring the cutting quality is equivalent to that of laser cutting machines. Such features are highly valued in this market and it enables Komatsu to improve its profitability in this business.
In addition, Komatsu’s 3D laser cutting machines that can be used to cut three dimensional objects are highly valued in the sheet metal machine market.
(3) Machine Tools
The principal products of Komatsu’s machine tool business are machine tools that are used to cut and fabricate engine parts (transfer machines, crankshaft millers and grinding machines), general- purpose machining centers and wire saws.
Major competitors in the market for machine tools used to cut and fabricate engine parts include JTEKT Corporation and ENSHU Limited of Japan and Gebrüder Heller Maschinenfabrik GmbH of Germany. Major competitors in the machining center include Japanese manufacturers such as Mori Seiki Co., Ltd. and Okuma Corporation.
Komatsu believes that it continues to maintain a competitive edge in the global market for machine tools used to cut and fabricate engine parts based on its technological edge and broad product range.
Although capital investments by automobile manufacturers decreased during the fiscal year ended March 31, 2009 as compared to the fiscal year ended March 31, 2008, Komatsu improved its position in the global market for machine tools used to cut and fabricate engine parts by reinforcing its sales in North America and Europe, expanding its product range and establishing a sales arrangement whereby customers can purchase through Komatsu all of the machinery (some of which may not be machinery manufactured by Komatsu) necessary to manufacture an engine. In addition, the market for wire saws that are used to slice silicon ingots used to manufacture solar cells has expanded rapidly due to the increase in demand for solar power generator devices.

Major competitors in the wire saw market include Swiss manufacturers HCT Shaping Systems SA and Meyer Burger Technology AG. Komatsu’s wire saws have been highly valued in the wire saw market because of its original technology.
REGULATIONS
Komatsu is subject to a wide range of laws and regulations in the countries and regions where it operates, including safety regulations, restrictions on emissions, noise and vibration from its products, various environmental controls regulating the manufacturing processes, such as the management of toxic chemicals and hazardous wastes, green procurement and recycling. Komatsu’s operations and products are designed to comply with all applicable laws and regulations currently in effect in the relevant jurisdictions. Komatsu expects to remain in substantial compliance with existing applicable laws and regulations and does not expect that the costs of compliance with foreseeable laws and regulations will have a material effect upon its financial position and results of operations. Some of the important laws and regulations that affect Komatsu’s businesses are summarized below.
Regulations regarding engine emissions
The Ministry of Land, Infrastructure and Transport of Japan (“MLIT”) introduced the approval system for low-emission type construction equipment used in construction in 1997, setting the maximum emission levels by model and power range. While the maximum emission levels set by MLIT are not legally binding, they function as practical standards on engine emissions in Japan, since only construction equipment that has obtained such approval is allowed to be used in construction projects under the direct control of MLIT. In 2003, MLIT lowered such maximum emission levels established in 1997 and the revised limits are known in Japan as the Tier II standards. In 2006, a new law took effect in Japan to control exhaust emissions from off-road specific vehicles in the power range over 19kW, including those used at construction sites. In connection with the implementation of this new law, maximum emission levels were lowered further. Such new limits are known as the Tier III standards, compliance with which has been mandatory in Japan since 2006. MLIT and related ministries are now considering the introduction of the next stages of maximum emission levels in Japan, which are expected to become effective starting in 2011 and 2014. These new limits that are currently being considered by MLIT and related ministries are similar to the maximum emission level limits that are scheduled to be phased-in in the U.S. (Tier IV standards) and Europe (Stage 3B) starting in 2011.
In the United States, the U.S. Environmental Protection Agency (“EPA”) establishes emission standards for construction equipment and introduced the Tier I standards for equipment of 130kW or greater in 1996. Since then, the EPA has lowered emission standards and the Tier III standards, which are currently in effect, have been phased-in since 2006. The even more stringent Tier IV standards are scheduled to be phased-in starting 2011.

In Europe, the Engine Emissions Directive 97/68/EC regarding measures against emission of gaseous and particulate pollutants from internal combustion engines to be installed in off-road mobile machinery went into effect in 1999 and the second stage of the directive was implemented from 2002 to 2004. The first part of the third stage of this directive (Stage 3A) was implemented in 2006 to 2008. The next stage (Stage 3B) is scheduled to be phased-in starting 2011.
Komatsu and its products are in compliance with all regulatory standards that have already taken effect and Komatsu continues to make progress in its preparations to comply with the Tier IV (Stage 3B) standards that are to be phased-in in Japan, the United States and Europe starting in 2011.
Regulations regarding noise and vibration
In Europe, Directive 95/27/EC of the European Parliament and of the Council of June 1995 amending Council Directive 86/662/EEC on the limitation of noise emitted by hydraulic excavators, rope-operated excavators, dozers, loaders and excavator-loaders has been in effect since January 1997. This directive defined the maximum sound-power levels of airborne noise emitted by these earth-moving machines under dynamic operating conditions and required manufacturers to obtain an EC type-examination certificate. The second stage of this directive, which requires further noise reduction, has been in effect since January 2006. Separately, in January 2002, Directive 2000/14/EC of the European Parliament and of the Council relating to the noise emission in the environment by equipment for use outdoors went into effect. This regulation applies to a wide range of product types from gardening equipment to construction and waste-management equipment and such products must bear a CE-mark and the indication of their guaranteed sound-power level before they can be brought to the market. Under such directive, manufacturers are required to confirm that the noise emitted from their products would not exceed the guaranteed sound-power level. The second stage of this directive, which requires further noise reduction, has been in effect since January 2006. In addition, Directive 2002/44/EC of the European Parliament and of the Council sets forth the minimum health and safety requirements regarding the exposure of workers to the risks arising from physical agents (vibration).
Komatsu and its products are in compliance with all regulatory standards that have already taken effect and Komatsu continues to make progress in its preparations to comply with the latest noise and vibration standards.
Regulations regarding hazardous substances
Responding to the increase in environmental conservation awareness around the world, Komatsu has been making efforts for several decades to reduce the use of asbestos, lead and other substances of environmental concern.

In response to the enactment of the European regulation addressing Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”) in June 2007, Komatsu reviewed the list of substances approved for limited use and revised the designation of certain substances within its manufacturing plants to “reduced” or “banned” as appropriate. Through cooperation with suppliers, Komatsu has initiated a system to strengthen its control over substances of environmental concern used in its products, as manufacturers like Komatsu are required by REACH to provide information to consumers (i.e., customers that purchased the equipment new or used) about the name(s) and the amount(s) of substance(s) used in each machine/part.
Komatsu and its products are in compliance with all regulatory standards that have already taken effect and Komatsu continues to make progress in its preparations to comply with the latest regulations regarding hazardous substances.
MANAGEMENT POLICY AND STRATEGIES
Below describes Komatsu’s basic management policy and its mid-to-long range management plans.
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
Mid to Long-Range Management Plan and Issues Ahead
Komatsu defines corporate value as the total sum of trust given to it by society and all stakeholders. To increase this corporate value, Komatsu has set the following two management goals.
•	To maintain its top-level profitability and financial position in the industry and enhance its position in the global marketplace, especially in Greater Asia.
•	To continue management, while keeping market value in mind, which reflects the amount of trust given to it by society and shareholders.
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
While the business environment has changed drastically during the fiscal year ended March 31, 2009, the mid-range tasks that Komatsu has to work on remain the same. Komatsu is resolutely determined to produce positive results, as it works on the following seven tasks of importance defined in the “Global Teamwork for 15” mid-range management plan which will end on March 31, 2010.
1) Development of DANTOTSU Products
Komatsu is getting ready for commercial production of the “PC200-8 Hybrid” hydraulic excavator, which the Company launched on the Japanese market during the fiscal year ended March 31, 2009, and working to expand its sales in Japan and to introduce it to China and other overseas markets. Komatsu is also expanding its model range. Komatsu is also working to develop more DANTOTSU products by capitalizing on its group-wide strengths, including in-house manufacturing technologies for key components, such as engines and transmissions with which Komatsu can substantially cut down fuel consumption and CO2 emissions. Another strength is Komatsu’s capability of IT-intensive jobsite operations, such as KOMTRAX (Komatsu Machine Tracking System) for remote monitoring of operating conditions of construction equipment and the Autonomous Haulage System for mining trucks.
2) Further Enhancement of Market Position in Greater Asia
Komatsu is going to further enhance its market position in Greater Asia which is projected for mid- to long-range growth. Komatsu’s specific measures include product launchings before competitors, expansion of local production and further reinforcement of sales and product support operations.
3) Business Expansion in the Entire Value Chain**
In addition to reinforcing its parts business, Komatsu is also working to expand peripheral businesses in relation to construction and mining equipment, such as (1) parts, services and remanufacturing, (2) retail finance, (3) rental and used equipment, and (4) working gears (attachments) and forestry equipment, by capitalizing on Komatsu’s edge in group-wide areas of original technology and by facilitating collaboration among different business operations.

4) Establishment of Flexible Manufacturing Operations
While speeding up the reassessment of global production to meet the current market conditions, Komatsu is going to further enhance production flexibility in tune with demand changes and foreign exchange fluctuations by taking effective advantage of its global sales and production system, global procurement and other operations. Komatsu is also going to share market information among plants, distributors and suppliers. In the short term, Komatsu is going to accurately incorporate such information into production, sales and inventory planning. In the medium term, Komatsu will accurately incorporate useful information into capital investment planning in order to ensure appropriate production capacity.
5) Expansion of Utility Equipment Business and Improvement of Profits
Komatsu is improving its position in the utility equipment industry by enhancing its product competitiveness through the broadening of its model range and other measures, by making further commitment to synergy generation in the production and development of forklift trucks and compact-construction equipment, and by doubling its efforts in Greater Asia. At the same time, Komatsu Utility Co., Ltd., a wholly owned subsidiary, is working to improve earnings through the consolidation of production and transfer of head office functions to its Tochigi Plant, which were carried out during the fiscal year under review, as well as integration of Japanese distributors***, planned for October 2009.
6) Reinforcement of Industrial Machinery Business
Komatsu is working to further expand the business primarily by achieving more synergy effects with Komatsu NTC Ltd., a new member of the Komatsu Group, strengthening overseas operations centering on Greater Asia, and reinforcing the parts and service business.
Komatsu is also working to enhance competitiveness with improved production efficiency and profitability by concentrating the production of large presses at the Kanazawa Plant, since they are being produced at Komatsu and Kanazawa plants in Ishikawa Prefecture. To promote effective use of its management resources, Komatsu NTC Ltd. is going to concentrate the production of wire saws in the Toyama area (along the Sea of Japan) by shifting it from Kanagawa Prefecture (along the Pacific Ocean).
7) Reduction of Fixed Costs
With respect to the reduction of fixed costs which Komatsu has engaged in since the first-stage Reform of Business Structure project, Komatsu is going to further cut them down by applying IT to continue improving administrative operations and generate benefits. Similarly, Komatsu is also going to reorganize production in Japan, North America and Europe, reorganize sales of construction equipment and forklift trucks in Japan, and integrate rental subsidiaries of construction equipment in Japan.

Komatsu is further strengthening its corporate governance to ensure sound and transparent management, while improving management efficiency. Being committed to promoting thorough compliance, Komatsu will also ensure that all employees share The KOMATSU Way. In addition to improving its business performance, Komatsu will facilitate the development of both corporate strength and social responsibility in a well balanced manner.
* The KOMATSU Way:
When the founder of Komatsu established the Company in 1921, he defined the guiding principles of the Company to be “overseas expansion,” “quality first,” “technology innovation,” and “human resource development.” Management believes that Komatsu’s strengths were built up by earlier generations of employees based on these principles in the course of Komatsu’s growth and these principles are still ingrained in the minds of Komatsu employees today. Management defines “The KOMATSU Way:” as Komatsu’s strengths, the beliefs that support the strengths, the basic attitude and patterns of behavior. Management is convinced that Komatsu can further enhance its reliability and continue to grow by all Komatsu employees sharing and passing on The KOMATSU Way:
** Value Chain
Values generated by business activities of the Komatsu Group with its partners, i.e., distributors and suppliers, and customers.
*** Integration of Japanese distributors
Applicable to nine consolidated subsidiaries (of the Company, all of which are distributors located in Japan).
Below are the financial targets that management has established for the mid-range management plan “Global Teamwork for 15”.

Targets for Fiscal Year Ending March 31, 2010
Operating income ratio	15% or above
ROE (Return on Equity) 1)	Keeping 20% level
Net debt-to-equity Ratio 2)	0.2 or below

Notes:

1) ROE =	Net income for the fiscal year/ [(shareholders’ equity at the beginning of the fiscal year + shareholders’ equity at the end of the fiscal year)/2]

2) Net debt-to-equity ratio = (interest-bearing debt - cash and cash equivalents - time deposits)/shareholders’ equity
<Premises>

Fiscal Year 2010
Guideline on net sales	¥2,400 billion (+/- ¥100 billion)
Guideline on exchange rates	¥110/1USD, ¥145/1EUR
In response to the drastic change in the business environment that occurred during the fiscal year ended March 31, 2009, Komatsu made changes to various aspects of its operations. Such changes include adjusting production volume to promptly manage inventory levels (both for itself, and for its dealers and distributors), consolidating production in Japan of certain products at plants that have high productivity levels due to their advanced facilities, eliminating plants and production lines while reducing the number of product models that are manufactured in North America and Europe and making efforts to reduce fixed costs on a group-wide basis.

More specifically, after reassessing its production plants in Japan, Komatsu decided to close the Mooka Plant (where articulated dump trucks and other equipment are produced) and the Komatsu Plant (where large presses are built), and transfer the production of products manufactured at these two plants to the Ibaraki Plant and the Kanazawa Plant, respectively. Because similar products are manufactured at the Mooka and Ibaraki plants and at the Komatsu and Kanazawa plants, and both the Ibaraki Plant and the Kanazawa Plant opened in 2007 and are equipped with the latest state-of-the-art facilities, Komatsu expects to achieve higher productivity levels at these new plants. In addition, since both of these plants are situated adjacent to ports, Komatsu expects to reduce both transportation costs and CO2 emissions.
C. Organizational Structure
As of March 31, 2009, the Company had 164 consolidated subsidiaries and 41 affiliates accounted for by the equity method. The following is a list of the principal consolidated subsidiaries as of March 31, 2009.

		Ownership Interest
		(proportion of voting
	Country of	power held)
Name	Incorporation	(%)
Komatsu Utility Co., Ltd.	Japan	100.0
Komatsu Castex Ltd.	Japan	100.0
Komatsu Tokyo Ltd.	Japan	100.0
Komatsu Kinki Ltd.	Japan	100.0
Komatsu Nishi-Nihon Ltd.	Japan	100.0
Komatsu Used Equipment Corp.	Japan	100.0
Komatsu Rental Japan Ltd.	Japan	79.0
BIGRENTAL Co., Ltd.	Japan	79.0
Komatsu Logistics Corp.	Japan	100.0
Komatsu Industries Corporation	Japan	100.0
Komatsu Machinery Corporation	Japan	100.0
Komatsu NTC Ltd.	Japan	100.0
Komatsu Business Support Ltd.	Japan	100.0
Komatsu America Corp.	U.S.A.	100.0
Komatsu Latin-America Corp.	U.S.A.	100.0
Komatsu do Brasil Ltda.	Brazil	100.0
Komatsu Cummins Chile Ltda.	Chile	81.8
Komatsu Financial Limited Partnership	U.S.A.	100.0
Komatsu Europe International N.V.	Belgium	100.0
Komatsu UK Ltd.	U.K.	100.0
Komatsu Hanomag GmbH	Germany	100.0
Komatsu Mining Germany GmbH	Germany	100.0

		Ownership Interest
		(proportion of voting
	Country of	power held)
Name	Incorporation	(%)
Komatsu Deutschland GmbH	Germany	100.0
Komatsu France S.A.	France	100.0
Komatsu Utility Europe S.p.A.	Italy	100.0
Komatsu Italia S.p.A.	Italy	100.0
Komatsu Forest AB	Sweden	100.0
Komatsu CIS LLC	Russia	100.0
Komatsu Financial Europe N.V.	Belgium	100.0
Komatsu Southern Africa (Pty) Ltd.	South Africa	80.0
Komatsu Asia & Pacific Pte Ltd.	Singapore	100.0
PT Komatsu Indonesia	Indonesia	94.9
Bangkok Komatsu Co., Ltd.	Thailand	74.8
Komatsu Australia Pty. Ltd.	Australia	60.0
Komatsu (China) Ltd.	China	100.0
Komatsu (Changzhou) Construction Machinery Corp.	China	85.0
Komatsu Shantui Construction Machinery Co., Ltd.	China	60.0
Komatsu Financial Leasing China Ltd.	China	100.0

Notes:

1)	Proportion of ownership interest includes indirect ownership.

2)	Komatsu America Corp. is the only subsidiary of the Company that is a “significant subsidiary” as defined in Rule 1-02 (w) of Regulation S-X.
D. Property, Plants and Equipment
Komatsu’s manufacturing operations for the Construction, Mining and Utility Equipment operating segment are conducted in 50 plants, 18 of which are located in Japan. As of March 31, 2009, 28 principal plants (out of 50 plants) had an aggregate manufacturing floor space of 1,688 thousand square meters (18,171 thousand square feet). Komatsu uses additional floor space at such plants and elsewhere as laboratories, office space and employee housing and welfare facilities. Komatsu is capable of increasing production output at its manufacturing facilities by adjusting their manufacturing schedules.
Komatsu owns most of the manufacturing facilities and the land on which they are located. A portion of the properties owned by Komatsu is subject to mortgages or other types of liens. As of March 31, 2009, the net book value of the property owned by Komatsu was ¥525,462 million, of which ¥4,809 million was subject to encumbrances.

The name and location of Komatsu’s principal plants, their approximate aggregate floor space, and the principal products manufactured therein as of March 31, 2009 are as follows:

	Floor Space
	Thousand	Thousand
Name and Location	sq. meter	sq. ft	Principal products
Japan:
Awazu Plant Komatsu, Ishikawa	233	2,508	Small- and medium-sized hydraulic excavators, small- and medium-sized wheel loaders, small- and medium-sized bulldozers, motor graders
Komatsu Plant 1) Komatsu, Ishikawa	44	474	Large presses
Kanazawa Plant Kanazawa, Ishikawa	38	409	Super-large excavators, large presses
Osaka Plant Hirakata, Osaka	157	1,690	Medium- and large-sized hydraulic excavators, large bulldozers, recycling equipments
Oyama Plant 2) Oyama, Tochigi	201	2,164	Diesel engines, hydraulic equipment
Mooka Plant 1) Mooka, Tochigi	83	893	Dump trucks, articulated dump trucks
Ibaraki Plant Hitachinaka, Ibaraki	45	484	Large wheel loaders, dump trucks
Koriyama Plant Koriyama, Fukushima	30	323	Hydraulic equipment
Komatsu Utility Co., Ltd. Oyama, Tochigi	75	807	Forklift trucks, mini excavators, mini wheel loaders
Komatsu Castex Ltd. Himi, Toyama	69	743	Steel castings, iron castings, pattern for casting
Komatsu NTC Ltd.
Nanto, Toyama	68	732	Transfer machines, machining centers, laser cutting machines, grinding machines
Yokosuka, Kanagawa 1)	9	97	Semiconductor manufacturing equipment
The Americas
Komatsu America Corp.
Tennessee, U.S.A.	31	334	Medium-sized hydraulic excavators, articulated dump trucks
Quebec, Canada 1)	14	151	Small- and medium-sized wheel loaders
South Carolina, U.S.A.	18	194	Backhoe loaders, skid steer loaders
Illinois, U.S.A.	62	667	Large dump trucks
Hensley Industries, Inc. Texas, U.S.A.	18	194	Buckets, teeth, edges, adapters
Komatsu do Brasil Ltda. São Paulo, Brazil	68	732	Medium-sized hydraulic excavators, small- and medium-sized wheel loaders, medium-sized bulldozers, motor graders

	Floor Space
	Thousand	Thousand
Name and Location	sq. meter	sq. ft	Principal products
Europe
Komatsu UK Ltd. Birtley, UK	60	646	Medium- and large-sized hydraulic excavators
Komatsu Hanomag GmbH Hannover, Germany	77	829	Wheeled hydraulic excavators, small- and medium-sized wheel loaders, mini wheel loaders
Komatsu Forest AB Umea, Sweden	14	151	Forestry equipment (wheel type)
Komatsu Mining Germany GmbH Düsseldorf, Germany	23	248	Super-large hydraulic excavators
Komatsu Utility Europe S.p.A. Este, Italy	43	463	Mini excavators, backhoe loaders, skid steer loaders
Asia (excluding Japan) and Oceania
PT Komatsu Indonesia Jakarta, Indonesia	89	958	Medium-sized hydraulic excavators, small- and medium-sized bulldozers, motor graders, dump trucks and hydraulic equipment
PT Komatsu Undercarriage Indonesia Bekasi, Indonesia	12	129	Undercarriage components and spare parts
Komatsu (Changzhou) Construction Machinery Corporation Jiangsu, China	16	172	Medium-sized hydraulic excavators, medium-sized wheel loaders, dump trucks
Komatsu Shantui Construction Machinery Co., Ltd. Shandong, China	63	678	Small- and medium-sized hydraulic excavators
Bangkok Komatsu Co., Ltd. Chonburi, Thailand	24	258	Medium-sized hydraulic excavators, wheel loaders and backhoe loaders
Notes:
1)	The manufacturing operations at the following plants are expected to be transferred to other plants during the fiscal year ending March 31, 2010 in connection with Komatsu’s structural reforms:

(i)	The manufacturing operation of the Komatsu Plant is expected to be transferred to the Kanazawa Plant.

(ii)	The manufacturing operation of the Mooka Plant is expected to be transferred to the Ibaraki, Awazu and Oyama Plants.

(iii)	The manufacturing operation of Komatsu NTC Technical Center in Yokosuka, Kanagawa is expected to be transferred to the Toyama area.

(iv)	The manufacturing operation of Komatsu America Corp.’s plant located in Quebec, Canada is expected to be transferred to a plant located in South Carolina.

2)	Komatsu Cummins Engine Co., Ltd. and a portion of Komatsu Castex Ltd. are located at the Oyama Plant.

The head office of the Company is located in an office building in Tokyo, Japan which Komatsu owns. Komatsu considers that its manufacturing plants and other facilities are well maintained and believes that its plant capacity is adequate for its current operating requirements. To the best of management’s knowledge, management does not believe that there are any significant environmental issues that may materially affect Komatsu’s utilization of its assets.
Plans for Capital Investments
As of the filing date of this annual report, Komatsu plans to make capital investments of approximately ¥89,600 million in the fiscal year ending March 31, 2010. The amount of capital investment expected to be made in the fiscal year ending March 31, 2010, the principal investment objectives and the sources of funding by operating segment are set forth in the below table.

	Approximate expected
	capital investment amount
	in the fiscal year ending
	March 31, 2010	Principal investment
Operating Segment	(Millions of Yen)	objectives	Sources of funding
Construction, Mining and Utility Equipment	86,400	To reorganize production and to develop and manufacture new products, etc.	Funds on hand, bank borrowings, etc.
Industrial Machinery and Others	3,200	To renew obsolete equipment and to streamline production, etc.	Funds on hand, bank borrowings, etc.
Total	89,600
Note: Capital investment amounts exclude consumption tax.
In the Construction, Mining and Utility Equipment operating segment, Komatsu plans to make investments to reorganize its production facilities in Japan, the Americas and Europe. In addition, Komatsu plans to make investments to enhance production efficiency and develop hybrid construction equipment as well as products that comply with the latest engine emissions standards. In the Industrial Machinery and Others operating segment, Komatsu plans to make investments to renew obsolete equipment and streamline its production.
Item 4A. Unresolved Staff Comments
None.

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Overview
The following discussion and analysis provides information that Komatsu’s management believes to be relevant in understanding Komatsu’s consolidated financial condition and results of operations. For the convenience of the reader, Japanese yen amounts have been converted to U.S. dollar amounts at the rate of ¥99 to U.S.$1.00, the approximate buying rate of Japanese yen as of noon on March 31, 2009 in New York City as reported by the Federal Reserve Board.
Komatsu’s Business
Komatsu is a global organization engaged primarily in the manufacturing, development, marketing and sale of industrial-use equipment and products. Beginning in the fiscal year ended March 31, 2009, Komatsu reclassified its business segments into the following two operating segments: (1) Construction, Mining and Utility Equipment and (2) Industrial Machinery and Others.
Formerly, Komatsu’s business consisted of the following two operating segments: (1) Construction and Mining Equipment and (2) Industrial Machinery, Vehicles and Others. Starting with the fiscal year ended March 31, 2009, Komatsu reclassified the forklift truck business of Komatsu Utility Co., Ltd. and the businesses of Komatsu Logistics Corp.(both of which were formerly in the Industrial Machinery, Vehicles and Others operating segment) so that such businesses are part of Komatsu’s construction and mining equipment business, and accordingly, changed its operating segments by renaming the Construction and Mining Equipment operating segment as the Construction, Mining and Utility Equipment operating segment and the Industrial Machinery, Vehicles and Others operating segment as the Industrial Machinery and Others operating segment.
Having completed the merger of its forklift truck business with the compact construction equipment business into the newly formed Komatsu Utility Co., Ltd. during the fiscal year ended March 31, 2008 and taking into consideration the strong relationships that Komatsu Logistics Corp. (which transports products, components and parts) has with companies engaged in the construction and mining equipment business, Komatsu’s management determined that it was appropriate to reclassify these businesses starting with the fiscal year ended March 31, 2009.
Accordingly, the financial data for the prior fiscal years have been retrospectively adjusted to reflect this reclassification.

Sales for the fiscal year ended March 31, 2009 in the Construction, Mining and Utility Equipment operating segment and the Industrial Machinery and Others operating segment accounted for approximately 86.3% and 13.7% of consolidated net sales, respectively. Of the consolidated net sales for the fiscal year ended March 31, 2009, 22.4% of net sales were derived from sales to customers located in Japan, and 77.6% of net sales were derived from sales to customers located outside of Japan. For additional information about Komatsu’s products, competitive position, organizational structure and property, plant and equipment, see Item 4. Information on the Company.
The average exchange rate between the Japanese yen and the U.S. dollar was ¥100.85 for the fiscal year ended March 31, 2009 and ¥113.61 for the fiscal year ended March 31, 2008. For additional discussion on the effect of foreign currency exchange rate fluctuations on Komatsu’s business, see “Risk Factors” in Item 3.D. Key Information and “Comparison of Fiscal Years ended March 31, 2009 and 2008” in Item 5.A. Operating Results.
General Overview
The fiscal year ended March 31, 2009 was a turbulent year with the financial crisis in the middle of the fiscal year drastically changing the landscape of the global economy.
While economic activity continued to slow down in advanced economies during the first half of the fiscal year ended March 31, 2009, emerging economies continued to grow at a fairly robust rate as a result of their limited exposure to the U.S. subprime market. In light of such situation, Komatsu’s business continued to grow in the first half of the fiscal year, supported by the strong demand in the emerging markets. During the first half of the fiscal year, Komatsu continued its efforts to increase sales of new equipment, realize sales at higher prices and reinforce its product support operations. As increased commodity prices pushed up the prices of materials used to produce Komatsu products, such as steel materials and other purchased parts, Komatsu worked to absorb such increased costs by increasing the sale prices of its products and reducing production costs through improvements in its production efficiency (such as by shortening the manufacturing time of certain products by utilizing newer equipment and achieving an optimal layout in its facilities).
This situation deteriorated rapidly in September 2008 with the credit crunch as financial institutions started to deleverage their balance sheets and with the sharp fall in the housing and equity markets. The financial crisis rapidly transformed into a crisis for the real economy, resulting in a significant contraction of industrial production and global trade during the second half of the fiscal year. The ramification of this financial turmoil spread to all sectors and regions of the world. In addition, this sharp deterioration in global economic prospects abruptly ended the commodity price boom that had taken place during the past few years with a sharp price correction.

With the global economic recession and the decreased worldwide demand in construction, the business environment for Komatsu became particularly challenging during the second half of the fiscal year. While demand for mining equipment continued to be relatively robust, demand for construction and utility equipment dropped sharply on a global basis, including in the emerging economies and commodity-exporting countries. Demand for Komatsu’s industrial machinery also decreased due primarily to the decrease in capital investments by a wide range of client industries, including the automobile manufacturing industry.
The fiscal year ended March 31, 2009 was also a turbulent year in terms of foreign exchange rates. Currencies such as the Australian dollar, the Russian ruble and the South African rand depreciated sharply against the Japanese yen and the U.S. dollar, while the Japanese yen appreciated significantly against most currencies, including the U.S. dollar and the Euro. The emerging markets were badly affected by these fluctuations, and the appreciation of the Japanese yen also worked against Komatsu.
In response to the drastic change in the business environment, Komatsu placed top priority during the second half of the fiscal year on quickly adjusting its inventory levels. More specifically, Komatsu supported its dealers and distributors in quickly adjusting their inventory levels by suspending sales to them. Consistent with such efforts, Komatsu made substantial adjustment to its production levels in both Japan and overseas. In addition, Komatsu implemented various structural reforms, including consolidating and eliminating plants and production lines in Japan, the Americas and Europe, reducing the number of product models that are manufactured in North America and Europe, reorganizing its sales and service force in Japan, consolidating plants and head office operations of Komatsu Utility Co., Ltd., and undertaking group-wide efforts to reduce fixed costs.
To further reinforce its corporate strength, Komatsu decided to reorganize its production facilities in Japan. More specifically, Komatsu decided to shut down the Mooka and Komatsu plants and transfer their production to the Ibaraki and Kanazawa plants as well as to other facilities. The Ibaraki and Kanazawa plants were built in 2007 and are equipped with state-of-the-art technologies, which enable such plants to manufacture products efficiently and be highly productive. Because these plants are located adjacent to ports, the transfer of production to these two plants is expected to contribute to a reduction in transportation and production costs. In addition, Komatsu decided to relocate the production of wire saws of Komatsu NTC Ltd. from its current location to Komatsu NTC Ltd.’s main plant in the Toyama area. Komatsu NTC Ltd. is working to streamline its production and accelerate its research and development activities with respect to wire saws by making effective use of the management resources available at its main plant.

Summary of Operating Results
In light of the global economic recession, the business environment for Komatsu has become particularly challenging. Affected by such a drastic change in the business environment, Komatsu’s consolidated business results for the fiscal year ended March 31, 2009 fell below the business results for the fiscal year ended March 31, 2008.
Consolidated net sales for the fiscal year ended March 31, 2009 decreased by 9.9% from the fiscal year ended March 31, 2008 to ¥2,021,743 million (U.S.$20,422 million) due primarily to the downturn in demand for construction, mining and utility equipment. The business environment for the Construction, Mining and Utility Equipment operating segment changed drastically and became very challenging in the second half of the fiscal year ended March 31, 2009. Demand for such construction, mining and utility equipment in the European markets began to decline in the first half while demand in Japan and North America continued to remain slack in line with the fiscal year ended March 31, 2008. Demand for construction, mining and utility equipment in China and other emerging economies began to plunge in the second half of the fiscal year due to the global financial crisis and the drastic fall in commodity prices.
Operating income for the fiscal year ended March 31, 2009 was ¥151,948 million (U.S.$1,535 million), which decreased by 54.3% as compared to the fiscal year ended March 31, 2008. This decrease in operating income was due primarily to negative factors such as (1) the increase in prices of materials used in the production of Komatsu products, (2) the decrease in demand for Komatsu products during the second half of the fiscal year, (3) unfavorable changes in foreign exchange rates, (4) expenses associated with structural reforms of production and sales operations, (5) the decrease in equipment sales to dealers and distributors to support their efforts to quickly adjust inventory levels, which resulted in certain costs not being fully absorbed due to reduced production volumes and (6) higher fixed costs, such as R&D expenses and depreciation, which outweighed positive factors, such as the realization of product sales at higher prices.
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2009 decreased by 60.0% from the fiscal year ended March 31, 2008 to ¥128,782 million (U.S.$1,301 million).
Net income for the fiscal year ended March 31, 2009 decreased by 62.3% to ¥78,797 million (U.S.$796 million) from the fiscal year ended March 31, 2008.
Key Management Indices
Komatsu’s management uses the following six financial indicators to assess its financial condition and results of operations: (1) net sales, (2) segment profit, (3) operating income, (4) operating income ratio, (5) return on equity ratio (“ROE”) and (6) net debt-to-equity ratio (“Net DER”). Set forth below is the summary of operating results for the fiscal years ended March 31, 2009 and 2008.

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

	Results for Fiscal Year Ended March 31,		Percentage Change
Management Indices	2009	2008	2009 vs. 2008
Net Sales	¥2,021,743 million	¥2,243,023 million	-9.9%
Segment Profit 1)	¥188,658 million	¥334,586 million	-43.6%
Operating Income	¥151,948 million	¥332,850 million	-54.3%
Operating Income Ratio 2)	7.5%	14.8%	-7.3 points
ROE 3)	9.3%	25.1%	-15.8 points
Net DER 4)	0.62	0.39	0.23
Notes:

1)	Segment Profit = Net Sales – {(Cost of Sales) + (Selling, General and Administrative Expenses)} Segment Profit is determined in a manner that is consistent with Japanese accounting principles.

2)	Operating Income Ratio = Operating Income/Net Sales

3)	ROE = Net Income for the fiscal year/{(Shareholders’ Equity at the beginning of the fiscal year) + (Shareholders’ Equity at the end of the fiscal year)/2}

4)	Net DER = (Interest-bearing Debt – Cash and Cash Equivalents – time deposits)/Shareholders’ Equity
Net Sales
Consolidated net sales for the fiscal year ended March 31, 2009 decreased by 9.9% to ¥2,021,743 million (U.S.$20,422 million) as compared to the fiscal year ended March 31, 2008. This decrease was due primarily to decreased sales in the Construction, Mining and Utility Equipment operating segment resulting from the drastic change in the business environment. Sales of construction, mining and utility equipment became particularly challenging in the second half of the fiscal year with demand also decreasing in emerging economies and commodity-exporting countries. Under such circumstances, Komatsu suspended sales of equipment from Komatsu to dealers and distributors to support their efforts to quickly adjust inventory levels, which decreased Komatsu’s net sales in this operating segment. As a result, sales in the Construction, Mining and Utility Equipment operating segment declined from the fiscal year ended March 31, 2008.

The decrease in sales of the Construction, Mining and Utility Equipment operating segment was partially offset by the increase in sales of the Industrial Machinery and Others operating segment due primarily to the addition of Komatsu NTC Ltd. as a consolidated subsidiary in March 2008. A wide range of client industries, including the automobile manufacturing industry, rapidly restrained their capital investment and created a challenging environment for the Industrial Machinery and Others operating segment during the second half of the fiscal year.
In addition, the unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar and the Euro compared to the fiscal year ended March 31, 2008, also contributed to the decrease in net sales for the fiscal year ended March 31, 2009.
Segment Profit
Consolidated segment profit for the fiscal year ended March 31, 2009 decreased by 43.6% to ¥188,658 million (U.S.$1,906 million) as compared to the fiscal year ended March 31, 2008. This decrease in segment profit was due primarily to negative factors such as (1) the increase in prices of materials used in the production of Komatsu products, (2) the decrease in demand for Komatsu products during the second half of the fiscal year, (3) unfavorable changes in foreign exchange rates, (4) the decrease in equipment sales to dealers and distributors to support their efforts to quickly adjust inventory levels, which resulted in certain costs not being fully absorbed due to reduced production volumes and (5) higher fixed costs, such as R&D expenses and depreciation, which outweighed positive factors, such as the realization of product sales at higher prices.
Operating Income, Operating Income Ratio
Operating income for the fiscal year ended March 31, 2009 was ¥151,948 million (U.S.$1,535 million), down by 54.3% or ¥180,902 million from ¥332,850 million for the fiscal year ended March 31, 2008. This decrease in operating income was due primarily to negative factors such as (1) the increase in prices of materials used in the production of Komatsu products, (2) the decrease in demand for Komatsu products during the second half of the fiscal year, (3) unfavorable changes in foreign exchange rates, (4) expenses associated with structural reforms of production and sales operations, (5) the decrease in equipment sales to dealers and distributors to support their efforts to quickly adjust inventory levels, which resulted in certain costs not being fully absorbed due to reduced production volumes and (6) higher fixed costs, such as R&D expenses and depreciation, which outweighed positive factors, such as the realization of product sales at higher prices.
Operating income ratio for the fiscal year ended March 31, 2009 decreased by 7.3 percentage points to 7.5% from 14.8% for the fiscal year ended March 31, 2008.

ROE
Net income in the fiscal year ended March 31, 2009 decreased by 62.3% to ¥78,797 million (U.S.$796 million) compared with the fiscal year ended March 31, 2008 due primarily to the decrease in operating income. As a result, ROE for the fiscal year ended March 31, 2009 decreased by 15.8 percentage points to 9.3% from 25.1% in the fiscal year ended March 31, 2008.
Net DER
Komatsu’s aggregate interest-bearing debt as of March 31, 2009 was ¥599,855 million (U.S.$6,059 million), which increased by ¥147,760 million as compared to March 31, 2008. This increase was due primarily to increased borrowings mainly to meet its working capital needs in connection with its retail finance business and to pay taxes for the fiscal year ended March 31, 2008.
Net interest-bearing debt after deducting cash and deposits also increased by ¥159,260 million to ¥509,248 million (U.S.$5,144 million) in the fiscal year ended March 31, 2009. As a result, Net DER for the fiscal year ended March 31, 2009 increased to 0.62 from 0.39 for the fiscal year ended March 31, 2008.
Critical Accounting Policies
Komatsu prepares its consolidated financial statements in conformity with U.S. GAAP. Komatsu’s management regularly makes certain estimates and judgments that Komatsu believes are reasonable based upon available information. These estimates and judgments affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of income and expenses during the periods presented, and the disclosed information regarding contingent liabilities and debts. These estimates and judgments are based on Komatsu’s historical experience, terms of existing contracts, Komatsu’s observance of trends in the industry, information provided by its customers and information available from other outside sources, as appropriate.
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
(2) Deferred Income Tax Assets and Uncertain Tax Positions
Komatsu estimates income taxes and income tax payable in accordance with applicable tax laws in each of the jurisdictions in which it operates. Net operating loss carry forwards and temporary differences resulting from differing treatment of items for taxation and financial accounting and reporting purposes are recognized on Komatsu’s consolidated balance sheet by adjusting the effect for deferred income tax assets and liabilities. Komatsu is required to assess the likelihood that each of its group company’s deferred tax assets will be recovered from future taxable income estimated for each group company and the available tax planning strategies. Komatsu’s management estimates its future taxable income and considers the likelihood of recovery of deferred tax assets based on the management plan authorized by the board of directors, periodic operational reports of each group company, future market conditions and tax planning strategies, and, to the extent Komatsu’s management believes that any such recovery is not likely, each group company establishes a valuation allowance to reduce the amount of deferred tax assets reflected in the consolidated balance sheet. Changes to the amount and timing of future taxable income determined by Komatsu’s management could result in increases to the valuation allowance.
Benefits derived from uncertain tax positions are recognized when a particular tax position meets the more-likely-than-not recognition threshold based on the technical merits of such position. A benefit is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon a final settlement with the appropriate taxing authority. Komatsu assesses the likelihood of sustaining such tax positions at each reporting date, with any changes in estimate reflected in the period such changes occur, until such time as the positions are effectively settled.
While Komatsu’s management believes that all deferred tax assets after adjustments for valuation allowance will be realized and all material uncertain tax positions that are recognized will be successfully sustained, Komatsu may be required to adjust its deferred tax assets or valuation allowance or reserve for unrecognized tax benefits if its estimates differ from actual results due to poor operating results, lower future taxable income as compared to estimated taxable income or different interpretations of tax laws by the relevant tax authorities. These adjustments to the valuation allowance or recognized tax benefits could materially affect Komatsu’s financial position and results of operations. For additional information, see Note 16 to the Consolidated Financial Statements.

(3) Valuation of Long-Lived Assets and Goodwill
Komatsu’s long-lived assets are reviewed for potential impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable, such as a decrease in future cash flows caused by a change in business environment. The recoverability of assets to be held and used is measured by comparing the carrying amount of a particular asset to the estimated future undiscounted cash flow expected to be generated by such asset. Such future undiscounted cash flow is estimated in accordance with Komatsu’s management plan. The management plan is established by taking into consideration, to the extent possible, management’s best estimates on the fluctuation of sales prices, changes in manufacturing costs and sales, general and administrative expenses based on expected sales volumes derived from market forecasts available through outside research institutions and through customers.
If the carrying amount of an asset exceeds its future undiscounted cash flow and such asset is considered unrecoverable and identified as an impaired asset, Komatsu recognizes an impairment loss based on the amount by which the carrying amount of the asset exceeds its fair value. Fair value is customarily measured based on the asset’s future discounted cash flow, and the rate used to discount such cash flow is the weighted average capital cost reflecting the fluctuation risk of future cash flow in the capital markets. As an alternative to such customary method, fair value may also be measured based on an independent appraisal. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less costs of sales.
Komatsu reviews its goodwill annually for impairment as of March 31. An impairment of goodwill is deemed to occur when the carrying amount of the reporting unit, including goodwill, exceeds its estimated fair value. Impairment losses on goodwill are recognized by conducting a two step test. The first of the two step test, which is used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the test is performed. The second step of the test, which is used to measure the amount of impairment loss, compares the implied fair value of the goodwill of the reporting unit with the carrying amount of that goodwill. Determination of the implied fair value of the goodwill requires management to estimate the fair value of other identifiable assets and liabilities of the reporting unit based on discounted cash flows, appraisals or other valuation methods. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.
In the event that Komatsu’s strategy or market conditions in which it operates changes, estimates of future cash flows to be generated by an asset and evaluations of fair value would be affected, and the assessment of the ability to recover the carrying amount of long-lived assets and goodwill may change. Accordingly, such changes in assessment could materially affect Komatsu’s financial position and results of operations.

(4) Fair Value of Financial Instruments
The fair values of derivative financial instruments, consisting principally of foreign currency contracts and interest swap agreements, are estimated by obtaining quotes from brokers based on observable market inputs.
While fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments, these estimates are subjective in nature. The estimated fair values may change due to uncertainties of the financial markets, and may therefore differ from actual results. The fair values of marketable investment securities are stated at market price.
In the case of a decrease in market price, in periodically assessing other-than-temporary impairment of marketable investment securities and investments in affiliates, Komatsu considers the period and amount of its decline, and the financial conditions and prospects of each subject company. While Komatsu believes that there are no major impairments of its investment securities or investments in affiliates at present, if the performance and business conditions of a subject company deteriorate due to a change in business circumstances, Komatsu may recognize an impairment of its investments.
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
The discount rate is determined based on the rates of return of high-quality fixed income investments currently available and expected to be available until the maturity of the pension benefits. The expected long-term rate of return on plan assets is determined by taking into consideration the current expectations for future returns and actual historical returns of each plan asset category.
While Komatsu believes that its assumptions are appropriate, in the event that actual results differ significantly from these assumptions or significant changes are made to these assumptions, Komatsu’s pension obligations and future expenses may be affected.

The following table illustrates the sensitivity of pension obligations and net periodic pension costs to changes in discount rates and expected long-term rate of return on pension plan assets, while holding all other assumptions constant, for Komatsu’s pension plans as of March 31, 2009.

	Pension obligations	Net periodic pension costs
Change in assumption	(Billions of Yen)	(Billions of Yen)
0.5% increase/ decrease in discount rate	-11.2 /+12.1	-0.9 /+1.0
0.5% increase/ decrease in expected long-term rate of return	—	-0.6 / +0.6
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
Recent Accounting Standards Not Yet Adopted
In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No.141 (revised 2007) (“SFAS No.141R”), “Business Combinations.” SFAS No.141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired or gain from a bargain purchase. SFAS No.141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No.141R is effective for the fiscal periods beginning on or after December 15, 2008 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2009. Komatsu is currently evaluating the effect that the adoption of SFAS No. 141R will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51.” SFAS No.160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No.160 also establishes disclosure requirements that clearly identify and distinguish between the controlling and noncontrolling interests and requires the separate disclosure of income attributable to controlling and noncontrolling interests. SFAS No.160 is effective for the fiscal periods beginning on or after December 15, 2008 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2009.
In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts — an interpretation of FASB Statement No. 60.” SFAS No. 163 prescribes accounting for insurers of financial obligations, bringing consistency to the recognition and recordation of premiums and to loss recognition. SFAS No. 163 also requires expanded disclosures about financial guarantee insurance contracts. Except for some disclosures, SFAS No.163 is effective for fiscal periods beginning after December 15, 2008 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2009. Komatsu is currently evaluating the effect that the adoption of SFAS No. 163 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

Comparison of the Fiscal Years ended March 31, 2009 and 2008
The following tables set forth selected consolidated financial and operating data, including numerical data expressed as a percentage of total consolidated net sales for the periods indicated, and the changes in each consolidated financial line item between the indicated fiscal years.
Consolidated Statements of Income

					Percentage	Millions of
	Millions of Yen				Change	U.S. dollars
	Fiscal Years Ended March 31,				2009 vs.
	2009		2008		2008	2009
Net sales	¥2,021,743	100.0%	¥2,243,023	100.0%	-9.9%	$20,422
Cost of sales	1,510,408	74.7%	1,590,963	70.9%	-5.1%	15,257
Selling, general and administrative expenses	322,677	16.0%	317,474	14.2%	1.6%	3,259
Impairment loss on long-lived assets	16,414	0.8%	2,447	0.1%	570.8%	166
Impairment loss on goodwill	2,003	0.1%	2,870	0.1%	-30.2%	20
Other operating income (expenses)	(18,293)	-0.9%	3,581	0.1%	-610.8%	(185)
Operating income	151,948	7.5%	332,850	14.8%	-54.3%	1,535
Other income (expenses)	(23,166)		(10,640)		117.7%	(234)
Interest and dividend income	8,621		10,265		-16.0%	87
Interest expense	(14,576)		(16,699)		-12.7%	(147)
Other-net	(17,211)		(4,206)			(174)
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	128,782	6.4%	322,210	14.4%	-60.0%	1,301
Income taxes
Current	60,511		104,142			611
Deferred	(18,218)		11,652			(184)
Total	42,293	2.1%	115,794	5.2%	-63.5%	427

					Percentage	Millions of
	Millions of Yen				Change	U.S. dollars
	Fiscal Years Ended March 31,				2009 vs.
	2009		2008		2008	2009
Income from continuing operations before minority interests and equity in earnings of affiliated companies	86,489	4.3%	206,416	9.2%	-58.1%	874
Minority interests in income of consolidated subsidiaries	(8,088)	-0.4%	(9,435)			(82)
Equity in earnings of affiliated companies	396	0.0%	6,845			4
Income from continuing operations	78,797	3.9%	203,826	9.1%	-61.3%	796
Income from discontinued operations less applicable income taxes	—	—	4,967	0.2%	-100.0%	—
Net income	¥78,797	3.9%	¥208,793	9.3%	-62.3%	$796

	Yen				U.S. cents
Per share data
Income from continuing operations:
Basic	¥79.95		¥204.88			¢ 80.76
Diluted	79.89		204.61			80.70
Income from discontinued operations:
Basic	—		4.99			—
Diluted	—		4.98			—
Net income:
Basic	79.95		209.87			80.76
Diluted	79.89		209.59			80.70
Cash dividends per share	¥44.00		¥38.00			¢ 44.44

					Percentage	Millions of
	Millions of Yen				change	U.S. dollars
	Fiscal Years Ended March 31,				2009 vs.
	2009		2008		2008	2009
Segment profit	188,658	9.3%	334,586	14.9%	-43.6%	$1,906

Notes:

1)	In the fiscal year ended March 31, 2008, Komatsu sold the OPE business of Komatsu Zenoah Co. and its subsidiaries. As a result, operating results and the gain recognized on the sale of the OPE business of Komatsu Zenoah Co. and its subsidiaries are presented as “Income from discontinued operations less applicable income taxes” for the fiscal year ended March 31, 2008.

2)	Segment profit is determined in a manner that is consistent with Japanese accounting principles. Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.

Net Sales
Consolidated net sales for the fiscal year ended March 31, 2009 decreased by 9.9%, or ¥221,280 million, to ¥2,021,743 million (U.S.$20,422 million) from ¥2,243,023 million for the fiscal year ended March 31, 2008. This decrease was due primarily to decreased sales in the Construction, Mining and Utility Equipment operating segment, which was partially offset by the increase in sales of the Industrial Machinery and Others operating segment due to the addition of Komatsu NTC Ltd. as a consolidated subsidiary in March 2008. Unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar, the Euro and other currencies, also contributed to the decrease in net sales.
For the fiscal year ended March 31, 2009, net sales to customers in the Construction, Mining and Utility Equipment operating segment decreased by 14.8%, or ¥303,978 million, to ¥1,744,733 million as compared to the fiscal year ended March 31, 2008. This decrease reflected the significant decrease in demand for construction, mining and utility equipment as a result of the global economic recession. Net sales of construction, mining and utility equipment became particularly challenging during the second half of the fiscal year with demand also decreasing in emerging economies and commodity-exporting countries. In light of such circumstances, Komatsu suspended equipment sales to its dealers and distributors to support their efforts to quickly adjust inventory levels, which decreased Komatsu’s net sales. In addition, management believes that unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar, the Euro and other currencies, decreased net sales in the Construction, Mining and Utility Equipment operating segment by approximately ¥152,700 million.
The decrease in net sales to customers in the Construction, Mining and Utility Equipment operating segment was partially offset by the increase in net sales to customers in the Industrial Machinery and Others operating segment, which increased by 42.6%, or ¥82,698 million, to ¥277,010 million as compared to the fiscal year ended March 31, 2008 due primarily to the addition of Komatsu NTC Ltd. as a consolidated subsidiary in March 2008. A wide range of client industries, including the automobile manufacturing industry, rapidly restrained their capital investment and created a challenging environment for the Industrial Machinery and Others operating segment during the second half of the fiscal year. Excluding the net sales of Komatsu NTC Ltd., net sales to customers in the Industrial Machinery and Others operating segment would have decreased by 13.4% or ¥26,100 million in the fiscal year ended March 31, 2009. Foreign exchange rate fluctuations had only a limited effect on net sales in the Industrial Machinery and Others operating segment.

Cost of Sales
Cost of sales on a consolidated basis decreased by 5.1%, or ¥80,555 million, to ¥1,510,408 million (U.S.$15,257 million) for the fiscal year ended March 31, 2009 from ¥1,590,963 million for the fiscal year ended March 31, 2008, due primarily to decreased sales. Despite various efforts undertaken by Komatsu, such as realization of sales of products at higher prices and reduction of production cost, cost of sales to sales ratio increased by 3.8 percentage points to 74.7% for the fiscal year ended March 31, 2009 from 70.9% for the fiscal year ended March 31, 2008. This increase was mainly due to (1) the increase in prices of materials used in the production of Komatsu products, (2) the adverse impact of foreign exchange rate fluctuations upon sales in relation to cost of sales and (3) certain costs not being fully absorbed due to reduced production volumes.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by 1.6% for the fiscal year ended March 31, 2009 to ¥322,677 million (U.S.$3,259 million) from ¥317,474 million for the fiscal year ended March 31, 2008, due primarily to research and development activities relating to the Construction, Mining and Utility Equipment operating segment, including expenses incurred in connection with the development of new DANTOTSU products and next generation engines that comply with the latest emissions regulations that will become effective in the near future. The addition of BIGRENTAL Co., Ltd. and Komatsu NTC Ltd. as consolidated subsidiaries also contributed to the increase in selling, general and administrative expenses.
Impairment loss on long-lived assets
Consolidated impairment loss on long-lived assets for the fiscal year ended March 31, 2009 increased by ¥13,967 million, to ¥16,414 million (U.S.$166 million) as compared to ¥2,447 million for the fiscal year ended March 31, 2008. This increase was due primarily to the impairment loss recorded in connection with the decision to close the Mooka plant and the Komatsu plant and transfer the production capacity of such plants to other Komatsu plants and facilities.
Impairment loss on goodwill
Consolidated impairment loss on goodwill for the fiscal year ended March 31, 2009 decreased by ¥867 million, to ¥2,003million (U.S.$20 million) as compared to ¥2,870 million for the fiscal year ended March 31, 2008. Komatsu recognized an impairment loss of ¥2,003 million on goodwill allocated to a reporting unit in Japan that is engaged in the rental business, which is included in the Construction, Mining and Utility Equipment operating segment, due to unfavorable business circumstances.
Other Operating Income (Expenses)
For the fiscal year ended March 31, 2009, Komatsu recorded consolidated other operating expenses of ¥18,293 million as compared to consolidated other operating income of ¥3,581 million for the fiscal year ended March 31, 2008. While Komatsu would have recorded an income for the fiscal year ended March 31, 2009 as a result of gain recorded on the sale of some of its properties, such gain was fully offset by expenses incurred in connection with losses resulting from the disposal or sale of fixed assets. Komatsu also recorded expenses associated with structural reforms that it implemented during the fiscal year ended March 31, 2009 with respect to its production and sales operations, such as reorganization and relocation costs.

Operating Income
Consolidated operating income for the fiscal year ended March 31, 2009 decreased by 54.3%, or ¥180,902 million, to ¥151,948 million (U.S.$1,535 million) as compared to ¥332,850 million for the fiscal year ended March 31, 2008. This decrease in operating income was due primarily to negative factors such as (1) the increase in prices of materials used in the production of Komatsu products, (2) the decrease in demand for Komatsu products during the second half of the fiscal year, (3) unfavorable changes in foreign exchange rates, (4) expenses associated with structural reforms of production and sales operations, (5) the decrease in equipment sales to dealers and distributors to support their efforts to quickly adjust inventory levels, which resulted in certain costs not being fully absorbed due to reduced production volumes and (6) higher fixed costs, such as R&D expenses and depreciation, which outweighed positive factors, such as the realization of product sales at higher prices.
As a result, operating income ratio for the fiscal year ended March 31, 2009 decreased by 7.3 percentage points to 7.5% from 14.8% for the fiscal year ended March 31, 2008.
Other Income (Expenses)
Consolidated other expenses for the fiscal year ended March 31, 2009 increased by 117.7%, or ¥12,526 million, to ¥23,166 million (U.S.$234 million) as compared to ¥10,640 million for the fiscal year ended March 31, 2008. This increase was due primarily to foreign exchange rate losses and losses recorded as a result of impairment in securities investments. Foreign exchange rate losses increased by ¥8,335 million for the fiscal year ended March 31, 2009 to ¥11,802 million as compared to ¥3,467 million for the fiscal year ended March 31, 2008 in light of the unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar, the Euro and other currencies. In addition, Komatsu recorded a loss on securities investments of ¥9,441 million for the fiscal year ended March 31, 2009, an increase of ¥9,152 million as compared to ¥289 million for the fiscal year ended March 31, 2008. This increase in loss on securities investments was due primarily to the overall decline in the stock markets. While interest expense for the fiscal year ended March 31, 2009 decreased by 12.7%, or ¥2,123 million, to ¥14,576 million as compared to ¥16,699 million for the fiscal year ended March 31, 2008, due primarily to lower interest rates, interest expenses also contributed to the increase in other expenses. The increase in other income resulting from the above factors was partially offset by interest and dividend income, which decreased by 16.0%, or ¥1,644 million, to ¥8,621 million for the fiscal year ended March 31, 2009 as compared to ¥10,265 million for the fiscal year ended March 31, 2008, due primarily to lower interest rates.

Income from Continuing Operations Before Income Taxes, Minority Interests and Equity in Earnings of Affiliated Companies
As a result of the above factors, consolidated income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2009 decreased by 60.0%, or ¥193,428 million, to ¥128,782 million (U.S.$1,301 million) as compared to ¥322,210 million for the fiscal year ended March 31, 2008.
Total Income Taxes
Total consolidated income taxes for the fiscal year ended March 31, 2009 decreased by ¥73,501 million to ¥42,293 million (U.S.$427 million) from ¥115,794 million for the fiscal year ended March 31, 2008. The actual effective tax rate for the fiscal year ended March 31, 2009 decreased to 32.8% from 35.9% for the fiscal year ended March 31, 2008. This decrease was due to the fact that the proportion of income before income taxes, minority interests and equity in earnings of affiliated companies derived from countries with lower tax rates increased in relation to the total income before income taxes, minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2009.
The difference between the Japanese statutory tax rate of 40.8% and the actual effective tax rate of 32.8% was caused by income of certain foreign subsidiaries taxed at a rate lower than the Japanese statutory tax rate and a realization of previously reserved tax benefits on operating losses of subsidiaries, which were offset in part by an increase in valuation allowance and non-deductible expenses. For additional information, see Note 16 to the Consolidated Financial Statements.
Income from Continuing Operations Before Minority Interests and Equity in Earnings of Affiliated Companies
As a result of the above factors, consolidated income from continuing operations before minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2009 decreased by ¥119,927 million to ¥86,489 million (U.S.$874 million) as compared to ¥206,416 million for the fiscal year ended March 31, 2008.
Minority Interests in Income of Consolidated Subsidiaries
Minority interests in income of consolidated subsidiaries for the fiscal year ended March 31, 2009 decreased by ¥1,347 million to ¥8,088 million (U.S.$82 million) as compared to ¥9,435 million for the fiscal year ended March 31, 2008. Minority interests in income of consolidated subsidiaries decreased mainly as a result of declined earnings recorded primarily by subsidiaries in the Construction, Mining and Utility Equipment operating segment, such as Komatsu Shantui Construction Machinery Co., Ltd. and Bangkok Komatsu Co., Ltd.

Equity in Earnings of Affiliated Companies
Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2009 decreased by ¥6,449 million to ¥396 million (U.S.$4 million) as compared to ¥6,845 million for the fiscal year ended March 31, 2008, due primarily to decreased earnings recorded by affiliated companies held under the equity accounting method, such as L&T-Komatsu Limited and Gigaphoton Inc., as well as the absence of earnings of an affiliated company of Komatsu NTC Ltd. that was recorded during the fiscal year ended March 31, 2008 before Komatsu NTC Ltd. became a consolidated subsidiary in March 2008.
Income from Continuing Operations
As a result of the above, consolidated income from continuing operations for the fiscal year ended March 31, 2009 decreased by 61.3%, or ¥125,029 million, to ¥78,797 million (U.S.$785 million) as compared to ¥203,826 million for the fiscal year ended March 31, 2008.
Income from Discontinued Operations Less Applicable Income Taxes
There was no consolidated income from discontinued operations less applicable income taxes for the fiscal year ended March 31, 2009, which was ¥4,967 million for the fiscal year ended March 31, 2008.
Net Income
As a result of the above factors, Komatsu’s consolidated net income for the fiscal year ended March 31, 2009 decreased by 62.3%, or ¥129,996 million, to ¥78,797 million (U.S.$796 million) as compared to ¥208,793 million for the fiscal year ended March 31, 2008. Accordingly, basic net income per share fell to ¥79.95 for the fiscal year ended March 31, 2009 from ¥209.87 for the fiscal year ended March 31, 2008. Diluted net income per share fell to ¥79.89 for the fiscal year ended March 31, 2009 from ¥209.59 for the fiscal year ended March 31, 2008.

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
Segment profit on a consolidated basis decreased by 43.6%, or ¥145,928 million, to ¥188,658 million (U.S.$1,906 million) for the fiscal year ended March 31, 2009 from ¥334,586 million for the fiscal year ended March 31, 2008.
This decrease in segment profit was due primarily to negative factors such as (1) the increase in prices of materials used in the production of Komatsu products, (2) the decrease in demand for Komatsu products during the second half of the fiscal year, (3) unfavorable changes in foreign exchange rates, (4) the decrease in equipment sales to dealers and distributors to support their efforts to quickly adjust inventory levels, which resulted in certain costs not being fully absorbed due to reduced production volumes and (5) higher fixed costs, such as R&D expenses and depreciation, which outweighed positive factors, such as the realization of product sales at higher prices.

For information regarding segment profit by operating segments and geographic segments, see “Performance by Operating Segments” and “Performance by Geographic Segments (based on the geographic origin of the seller)” below.
Performance by Operating Segments
The following table presents net sales and segment profit broken down by operating segments for the fiscal years ended March 31, 2009 and 2008. In evaluating the financial data for each operating segment, Komatsu’s management considers sales by the location of its customers to be particularly helpful for the Construction, Mining and Utility Equipment operating segment, its primary operating segment. Accordingly, in addition to providing performance information by operating segments, the below table and related discussion provide information regarding sales in the Construction, Mining and Utility Equipment operating segment broken down by geographic locations of Komatsu’s customer. Performance information by geographic segments (which are separately identified by management), which provides performance information based on the geographic location of the seller (as opposed to the customer), is provided under “Performance by Geographic Segments (based on the geographic origin of the seller).”
Performance by Operating Segments

			Percentage	Millions of
	Millions of Yen		Change	U.S. dollars
	Fiscal Years Ended March 31,		2009 vs.
	2009	2008	2008	2009
Net sales:
Construction, Mining and Utility Equipment
Customers	¥1,744,733	¥2,048,711	-14.8%	$17,624
Japan	309,895	370,744	-16.4%	3,130
Americas	462,405	510,552	-9.4%	4,671
Europe and CIS	273,259	427,029	-36.0%	2,760
China	179,221	181,468	-1.2%	1,810
Asia (excluding Japan, China) and Oceania	309,721	328,725	-5.8%	3,128
Middle East and Africa	210,232	230,193	-8.7%	2,124
Intersegment	4,653	6,127	-24.1%	47

Total	1,749,386	2,054,838	-14.9%	17,671

Industrial Machinery and Others
Customers	277,010	194,312	42.6%	2,798
Intersegment	26,389	23,376	12.9%	267

Total	303,399	217,688	39.4%	3,065

Elimination	(31,042)	(29,503)	5.2%	(314)

Consolidated Net Sales	¥2,021,743	¥2,243,023	-9.9%	$20,422

Segment Profit:
Construction, Mining and Utility Equipment	¥180,455	¥317,895	-43.2%	$1,823

Industrial Machinery and Others	12,891	19,947	-35.4%	130

Total	193,346	337,842	-42.8%	1,953

Corporate expenses and elimination	(4,688)	(3,256)	44.0%	(47)

Consolidated Segment Profit	¥188,658	¥334,586	-43.6%	$1,906

Notes:

1)	Transfers between segments are made at estimated arm’s-length prices.

2)	Starting with the fiscal year ended March 31, 2009, Komatsu reclassified the forklift truck business of Komatsu Utility Co., Ltd. and the businesses of Komatsu Logistics Corp. (both of which were formerly in the Industrial Machinery, Vehicles and Others operating segment) so that such businesses are part of Komatsu’s construction and mining equipment business, and accordingly, changed its operating segments by renaming the Construction and Mining Equipment operating segment as the Construction, Mining and Utility Equipment operating segment and the Industrial Machinery, Vehicles and Others operating segment as the Industrial Machinery and Others operating segment. As a result of this reclassification, the financial data for the fiscal year ended March 31, 2008 in the above table have been retrospectively reclassified using the new operating segments.

3)	Segment profit is determined in a manner that is consistent with Japanese accounting principles. Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.
Construction, Mining and Utility Equipment
Net sales
Consolidated net sales to customers in the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 2009 decreased by 14.8%, or ¥303,978 million, to ¥1,744,733 million (U.S.$17,624 million) as compared to ¥2,048,711 million for the fiscal year ended March 31, 2008.
Management believes that this decrease in sales was due primarily to negative factors, such as (1) the significant drop in demand on a global basis of Komatsu’s construction, mining and utility equipment (which decreased net sales of this operating segment by approximately ¥193,300 million), (2) unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar and the Euro (which decreased net sales in this operating segment by approximately ¥152,700 million) and (3) Komatsu’s decision to suspend equipment sales to dealers and distributors to support their efforts to quickly adjust inventory levels to the new business environment (which decreased net sales in this operating segment by approximately ¥30,000 million), which outweighed positive factors, such as the realization of product sales at higher prices (which increased net sales in this operating segment by approximately ¥70,600 million).
Net sales to customers in Japan (based on sales destination) for the fiscal year ended March 31, 2009 decreased by 16.4%, or ¥60,849 million, to ¥309,895 million (U.S.$3,130 million) as compared to ¥370,744 million for the fiscal year ended March 31, 2008. In the fiscal year ended March 31, 2009, demand fell sharply in Japan as a result of slack public-sector investments and reduced private-sector investments against the backdrop of the worsened economy in the second half of the fiscal year and sluggish housing starts. In addition, the decrease in the number of exports of used equipment from Japan due to lower demand for used equipment outside of Japan adversely affected demand for new equipment in Japan, because customers in Japan tend to trade in their old equipment for new equipment. Despite such market conditions, Komatsu strived to realize higher prices and expand its rental equipment business. In light of the significant decrease in demand, however, sales in Japan declined from the fiscal year ended March 31, 2008.

Net sales to customers in the Americas (based on sales destination) for the fiscal year ended March 31, 2009 decreased by 9.4%, or ¥48,147 million, to ¥462,405 million (U.S.$4,671 million) as compared to ¥510,552 million for the fiscal year ended March 31, 2008. Although demand for mining equipment remained strong in North America, demand for construction equipment decreased due primarily to reduced U.S. housing starts and the slack economy resulting from the financial crisis. In addition, Komatsu’s decision to suspend sales to dealers and distributors in North America to support their efforts to bring down their inventory to an appropriate level in light of the new business environment also contributed to the decrease in net sales in North America. While Komatsu continued its efforts to realize higher prices, such efforts were not sufficient to offset the significant decrease in demand. As a result, Komatsu recorded a decrease in net sales to customers in North America for the fiscal year ended March 31, 2009. As a percentage of total sales to customers in the Americas, sales to customers in North America for the fiscal year ended March 31, 2009 was 53.6% as compared to 63.2% for the fiscal year ended March 31, 2008. Despite decreased sales to customers in North America, demand expanded in Latin America. In response to such increased demand, Komatsu made adjustment to its local operations in Latin America to strengthen its marketing capability. While sales to customers in Latin America for the fiscal year ended March 31, 2009 increased to 46.4% of the total net sales to customers in the Americas as compared to 36.8% for the fiscal year ended March 31, 2008, it fell short of fully offsetting the sales decrease in North America. Accordingly, sales in the Americas decreased from the fiscal year ended March 31, 2008.
Net sales to customers in Europe and CIS (based on sales destination) for the fiscal year ended March 31, 2009 decreased by 36.0%, or ¥153,770 million, to ¥273,259 million (U.S.$2,760 million) as compared to ¥427,029 million for the fiscal year ended March 31, 2008. European economies which showed signs of contraction in the first half of the fiscal year deteriorated further in the second half of the fiscal year in light of the global financial crisis. As a result, demand for construction equipment decreased significantly in Europe. In CIS, decreased demand for construction equipment became more articulated in light of the global financial crisis and the decrease in commodity prices in the second half of the fiscal year. In addition to lower demand in both regions, the decrease in net sales to customers in Europe and CIS was partly due to Komatsu’s proactive efforts to support dealers and distributors in this region adjust their inventory to an appropriate level by suspending sales to them. The depreciation of the Euro and the Russian ruble against the Japanese yen also contributed to the decrease in sales to customers in Europe and CIS.

Net sales to customers in China (based on sales destination) for the fiscal year ended March 31, 2009 decreased by 1.2%, or ¥2,247 million, to ¥179,221 million (U.S.$1,810 million) as compared to ¥181,468 million for the fiscal year ended March 31, 2008. While demand decreased in China in the second half of the fiscal year due primarily to the global financial crisis, such decrease was not as drastic as the other regions as demand for Komatsu products has begun to show signs of recovery since February 2009, as public work projects, such as the post-earthquake reconstruction project in Sichuan Province, became active in light of the support provided by the Chinese government’s economic stimulus package. As a result, sales in China only decreased slightly from the fiscal year ended March 31, 2008.
Net sales to customers in Asia and Oceania (based on sales destination) for the fiscal year ended March 31, 2009 decreased by 5.8%, or ¥19,004 million, to ¥309,721 million (U.S.$3,128 million) as compared to ¥328,725 million for the fiscal year ended March 31, 2008. The decrease in demand became more evident in both Asia and Oceania in the second half of the fiscal year, reflecting recessionary economies and a significant decline in commodity prices. While working to realize higher prices of its products, Komatsu also strived to reduce inventory and delivery lead-times by encouraging (1) information sharing between local plants and distributors in Southeast Asia and (2) pre-delivery installation of optional features in plants, which Komatsu Australia Pty. Ltd. used to do at its facility. Despite such efforts, sales in Asia and Oceania declined from the fiscal year ended March 31, 2008, reflecting the significant fall in demand and sharp depreciation of the Australian dollar to the Japanese yen in the second half of the fiscal year.
Net sales to customers in the Middle East and Africa (based on sales destination) for the fiscal year ended March 31, 2009 decreased by 8.7%, or ¥19,961 million, to ¥210,232 million (U.S.$2,124 million) as compared to ¥230,193 million for the fiscal year ended March 31, 2008. Similar to the other regions, demand rapidly fell in the Middle East and Africa as a result of the financial crisis and the significant decrease in the price of crude oil and other commodities. In light of such circumstances, Komatsu made concerted efforts to reinforce its sales and product support capabilities in the Middle East and Africa by expanding its training programs for distributors. Due largely to the significant decrease in demand and the sharp depreciation of the rand (the currency of South Africa, which is one of the major markets in Africa) relative to the Japanese yen, however, sales in the Middle East and Africa decreased from the fiscal year ended March 31, 2008.
Segment Profit
Segment profit for the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 2009 decreased by 43.2%, or ¥137,440 million, to ¥180,455 million (U.S.$1,823 million) from ¥317,895 million for the fiscal year ended March 31, 2008.

Management believes that this decrease in segment profit was due primarily to negative factors such as (1) the increase in prices of materials used in the production of Komatsu products (which decreased segment profit by approximately ¥66,500 million), (2) the decrease in demand for Komatsu products during the second half of the fiscal year (which decreased segment profit by approximately ¥54,100 million), (3) unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar, the Euro and other currencies (which decreased segment profit by approximately ¥53,500 million), (4) the decrease in equipment sales to dealers and distributors to support their efforts to quickly adjust inventory levels, which resulted in certain costs not being fully absorbed due to reduced production volumes (which decreased segment profit by approximately ¥17,000 million) and (5) higher fixed costs, such as R&D expenses and depreciation (which decreased segment profit by approximately ¥16,900 million), which outweighed positive factors, such as the realization of product sales at higher prices (which increased segment profit by approximately ¥70,600 million).
Industrial Machinery and Others
Net Sales
Consolidated net sales to customers in the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2009 increased by 42.6%, or ¥82,698 million, to ¥277,010 million (U.S.$2,798 million) as compared to ¥194,312 million for the fiscal year ended March 31, 2008. Management believes that this increase was due primarily to the addition of Komatsu NTC Ltd. as a consolidated subsidiary in March 2008, which increased net sales by approximately ¥108,700 million. While sales of large presses, such as AC Servo presses and high-speed transfer lines, remained strong, sales of sheet metal machines and small- and medium-sized presses decreased significantly as the automobile manufacturing and other client industries restrained capital investments in the second half of the fiscal year. Meanwhile, sales of wire saws made by Komatsu NTC Ltd. steadily expanded against the backdrop of accelerating growth of the solar cell market. Excluding the net sales of Komatsu NTC Ltd., net sales to customers in the Industrial Machinery and Others operating segment would have decreased by 13.4% or ¥26,100 million in the fiscal year ended March 31, 2009.
Segment Profit
Segment profit for the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2009 decreased by 35.4%, or ¥7,056 million, to ¥12,891 million (U.S.$130 million) from ¥19,947 million for the fiscal year ended March 31, 2008. Management believes that this decrease was due primarily to negative factors, such as the decrease in segment profit of subsidiaries other than Komatsu NTC Ltd., which was mainly due to decreased sales by such subsidiaries (which decreased segment profit by approximately ¥10,000 million), and the adjustments made in connection with the addition of Komatsu NTC Ltd. as a consolidated subsidiary in March 2008 (which decreased segment profit by approximately ¥1,500 million), which outweighed the increase in segment profit derived from the ordinary business of Komatsu NTC Ltd.(which increased segment profit by approximately ¥4,500 million).

Performance by Geographic Segments (based on the geographic origin of the seller)
The following table presents net sales and segment profit broken down by the geographic origin of the seller for the fiscal years ended March 31, 2009 and 2008.
Performance by Geographic Segments

			Percentage	Millions of
	Millions of Yen		Change	U.S. dollars
	Fiscal Years Ended March 31,		2009 vs.
	2009	2008	2008	2009
Net sales:
Japan	¥1,212,449	¥1,292,314	-6.2%	$12,247
Americas	511,821	567,243	-9.8%	5,170
Europe and CIS	294,398	452,222	-34.9%	2,974
Others	481,250	517,887	-7.1%	4,861
Elimination	(478,175)	(586,643)	-18.5%	(4,830)

Consolidated	¥2,021,743	¥2,243,023	-9.9%	$20,422

Segment Profit (loss):
Japan	¥37,876	¥173,063	-78.1%	$383
Americas	52,133	56,667	-8.0%	527
Europe and CIS	22,279	44,088	-49.5%	225
Others	61,008	68,204	-10.6%	616
Corporate and elimination	15,362	(7,436)	-306.6%	155

Consolidated	¥188,658	¥334,586	-43.6%	$1,906

Note:	Segment profit is determined in a manner that is consistent with Japanese accounting principles. Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.
Japan
Net Sales
Net sales in the Japan geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2009 decreased by 6.2%, or ¥79,865 million, to ¥1,212,449 million (U.S.$12,247 million) as compared to ¥1,292,314 million for the fiscal year ended March 31, 2008. This decrease was due primarily to the decrease in sales of construction, mining and utility equipment as both domestic sales and export of such equipment decreased due mainly to the slack Japanese economy and the significant drop in demand in the second half of the fiscal year on a global basis as a result of the financial crisis. Komatsu’s decision to suspend sales of equipment to dealers and distributors to support their efforts to quickly adjust their inventory levels also contributed to the decrease.

In addition, decreased sales mainly of small- and medium- sized presses and sheet metal machines due primarily to the decrease in capital investments by a wide range of client industries, including the automobile manufacturing industry, also contributed to the decrease in net sales in this geographic segment. While the addition of Komatsu NTC Ltd. as a consolidated subsidiary in March 2008 increased net sales, such increase was not sufficient to fully offset the decrease in net sales as a result of the various factors discussed above.
Segment Profit
Segment profit for the Japan geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2009 decreased by 78.1%, or ¥135,187 million, from ¥173,063 million to ¥37,876 million (U.S.$383 million) as compared to the fiscal year ended March 31, 2008. This decrease in segment profit was due primarily to (1) the increase in prices of materials, (2) the decrease in demand, (3) unfavorable changes in foreign exchange rates, (4) the decrease in equipment sales to dealers and distributors to support their efforts to quickly adjust inventory levels, which resulted in certain costs not being fully absorbed due to reduced production volumes, and (5) higher fixed costs.
Americas
Net Sales
Net sales in the Americas geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2009 decreased by 9.8%, or ¥55,422 million, from ¥567,243 million to ¥511,821 million (U.S. $5,170 million) as compared to the fiscal year ended March 31, 2008. This decrease was due primarily to reduced U.S. housing starts and the slowdown in the North American economy. While exports of super-large dump trucks to commodity-exporting countries remained strong and sales in Latin America increased, such increase in sales was not sufficient to fully offset the overall decrease in net sales of other equipment.
Segment Profit
Segment profit for the Americas geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2009 decreased by 8.0%, or ¥4,534 million, from ¥56,667 million to ¥52,133 million (U.S.$527 million) as compared to the fiscal year ended March 31, 2008 due primarily to the decrease in net sales as discussed above.

Europe and CIS
Net Sales
Net sales in the Europe and CIS geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2009 decreased by 34.9%, or ¥157,824 million, to ¥294,398 million (U.S.$2,974 million) as compared to ¥452,222 million for the fiscal year ended March 31, 2008. This decrease was due primarily to further decrease in demand in Europe as the economic slowdown spread from Western Europe to Central and Eastern Europe. In addition, Komatsu’s decision to suspend equipment sales to dealers and distributors to support their efforts to quickly adjust their inventory levels also contributed to the decrease. While exports of super-large hydraulic excavators to commodity-exporting countries remained strong, the increase in sales of such excavators was not sufficient to fully offset the overall decrease in net sales.
Segment Profit
Segment profit for the Europe and CIS geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2009 decreased by 49.5%, or ¥ 21,809 million, to ¥22,279 million (U.S.$225 million) as compared to ¥44,088 million for the fiscal year ended March 31, 2008 due primarily to the decrease in net sales as discussed above.
Others
Net Sales
Net sales in the Others geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2009 decreased by 7.1%, or ¥36,637 million, to ¥481,250 million (U.S.$4,861 million) as compared to ¥517,887 million for the fiscal year ended March 31, 2008. This decrease was due primarily to the significant decrease in demand in the second half of the fiscal year.
Segment Profit
Segment profit for the Others geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2009 decreased by 10.6%, or ¥7,196 million, to ¥61,008 million (U.S.$616 million) as compared to ¥68,204 million for the fiscal year ended March 31, 2008 due primarily to the decrease in net sales as discussed above.

Comparison of the Fiscal Years ended March 31, 2008 and 2007
The following tables set forth selected consolidated financial and operating data, including numerical data expressed as a percentage of total consolidated net sales for the periods indicated, and the changes in each consolidated financial line item between the indicated fiscal years.
Consolidated Statements of Income

					Percentage
	Millions of Yen				change
	Fiscal Years Ended March 31,				2008 vs.
	2008		2007		2007
Net sales	¥2,243,023	100.0%	¥1,893,343	100.0%	18.5%

Cost of sales	1,590,963	70.9%	1,356,511	71.6%	17.3%

Selling, general and administrative expenses	317,474	14.2%	287,086	15.2%	10.6%

Impairment loss on long-lived assets held for use	2,447	0.1%	81	0.0%

Impairment loss on goodwill	2,870	0.1%	—	—	—

Other operating income (expenses)	3,581	0.1%	(4,924)	-0.3%	-172.7%

Operating income	332,850	14.8%	244,741	12.9%	36.0%

Other income (expenses)	(10,640)		(8,250)		29.0%
Interest and dividend income	10,265		8,532		20.3%
Interest expense	(16,699)		(15,485)		7.8%
Other-net	(4,206)		(1,297)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	322,210	14.4%	236,491	12.5%	36.2%

Income taxes
Current	104,142		76,102
Deferred	11,652		3,643

Total	115,794	5.2%	79,745	4.2%	45.2%

					Percentage
	Millions of Yen				change
	Fiscal Years Ended March 31,				2008 vs.
	2008		2007		2007
Income from continuing operations before minority interests and equity in earnings of affiliated companies	206,416	9.2%	156,746	8.3%	31.7%

Minority interests in income of consolidated subsidiaries	(9,435)		(6,580)

Equity in earnings of affiliated companies	6,845		3,098

Income from continuing operations	203,826	9.1%	153,264	8.1%	33.0%

Income from discontinued operations less applicable income taxes	4,967	0.2%	11,374	0.6%	-56.3%

Net income	¥208,793	9.3%	¥164,638	8.7%	26.8%

	Yen
Per share data
Income from continuing operations:
Basic	¥204.88		¥154.25
Diluted	204.61		153.97

Income from discontinued operations:
Basic	4.99		11.45
Diluted	4.98		11.43

Net income:
Basic	209.87		165.70
Diluted	209.59		165.40

Cash dividends per share	¥38.00		¥23.00

					Percentage
	Millions of Yen				change
	Fiscal Years Ended March 31,				2008 vs.
	2008		2007		2007
Segment profit	334,586	14.9%	249,746	13.2%	34.0%

Notes:

1)	In the fiscal year ended March 31, 2007, Komatsu disposed of its majority interest in KEM. In the fiscal year ended March 31, 2008, Komatsu sold the OPE business of Komatsu Zenoah Co. and its subsidiaries. As a result, operating results and the gain recognized on the sale of KEM and its subsidiaries as well as the OPE business of Komatsu Zenoah Co. and its subsidiaries are presented as “Income from discontinued operations less applicable income taxes.”

2)	Segment profit is determined in a manner that is consistent with Japanese accounting principles. Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.

Net Sales
Consolidated net sales for the fiscal year ended March 31, 2008 increased by 18.5%, or ¥349,680 million, to ¥2,243,023 million from ¥1,893,343 million for the fiscal year ended March 31, 2007. For the sixth consecutive fiscal year, Komatsu recorded increased net sales. The 18.5% increase was due primarily to increased sales in the Construction, Mining and Utility Equipment operating segment. Steady increase in sales in the Industrial Machinery and Others operating segment also contributed to the 18.5% increase in consolidated net sales.
For the fiscal year ended March 31, 2008, net sales to customers in the Construction, Mining and Utility Equipment operating segment increased by 19.7%, or ¥337,436 million, as compared to the fiscal year ended March 31, 2007. While market demand in construction and mining equipment in North America continued to weaken due to an economic slowdown, which in part was facilitated by the subprime mortgage crisis in the U.S., worldwide market demand for construction and mining equipment increased against the backdrop of thriving resource development activities around the world and infrastructure development activities particularly in newly-developing markets. In addition, improved sales in the forklift truck business, particularly in Greater Asia, also contributed to the increase in consolidated net sales of this operating segment.
In addition, net sales to customers in the Industrial Machinery and Others operating segment increased by 6.7%, or ¥12,244 million, as compared to the fiscal year ended March 31, 2007. This increase was due primarily to increased sales in sheet metal and press machines, which reflected increased capital investments by the automobile manufacturing industry on a worldwide basis. See discussion in the operating segments provided below for additional information.
Cost of Sales
Cost of sales on a consolidated basis increased by 17.3%, or ¥234,452 million, to ¥1,590,963 million for the fiscal year ended March 31, 2008 from ¥1,356,511 million for the fiscal year ended March 31, 2007, due primarily to increased sales. While management believes that higher purchase prices of steel materials, tires and other purchased parts also increased the cost of sales by approximately ¥18,800 million, Komatsu improved cost of sales to sales ratio per product unit by improving production efficiency in several ways, such as by shortening the manufacturing time of certain products by utilizing newer equipment and achieving an optimal layout in its facilities. Such manufacturing cost reduction efforts contributed to a 0.7 percentage point decrease in the cost of sales to sales ratio to 70.9% for the fiscal year ended March 31, 2008 from 71.6% for the fiscal year ended March 31, 2007.

Selling, General and Administrative Expenses
Selling, general and administrative expenses rose by 10.6% for the fiscal year ended March 31, 2008 to ¥317,474 million from ¥287,086 million for the fiscal year ended March 31, 2007, due primarily to higher direct selling expenses, such as shipping and handling costs and sales commissions, which resulted principally from increased sales. Other factors that contributed to the increase in selling, general and administrative expenses included increased fixed expenses associated with Komatsu’s efforts to reinforce its research and development, sales and product support and services structures, safety and environmental management systems, and regulatory compliance programs relating to environmental and other regulations. In particular, research and development expenses, a substantial portion of which is included in selling, general and administrative expenses, rose by 7.3% for the fiscal year ended March 31, 2008 to ¥49,673 million, due mainly to research and development activities relating to the Construction, Mining and Utility Equipment operating segment, such as the development of new DANTOTSU products and next generation engines that comply with newly adopted emissions regulations that will become effective in the near future.
Impairment loss on long-lived assets held for use
Consolidated impairment loss on long-lived assets held for use for the fiscal year ended March 31, 2008 increased by ¥2,366 million, to ¥2,447 million as compared to ¥81 million for the fiscal year ended March 31, 2007. This increase was due primarily to an impairment loss on intangible assets allocated to a reporting unit in North America that is engaged in the forestry equipment business, which is included in the Construction, Mining and Utility Equipment operating segment.
Impairment loss on goodwill
Consolidated impairment loss on goodwill for the fiscal year ended March 31, 2008 was ¥2,870 million while Komatsu recognized no impairment loss on goodwill for the fiscal year ended March 31, 2007. Komatsu recognized an impairment loss of ¥2,870 on goodwill allocated to a reporting unit in North America that is engaged in the forestry equipment business, which is included in the Construction, Mining and Utility Equipment operating segment, due to an unfavorable business circumstance where the reporting unit was located.
Operating Income
Consolidated operating income for the fiscal year ended March 31, 2008 increased by 36.0%, or ¥88,109 million, to ¥332,850 million as compared to ¥244,741 million for the fiscal year ended March 31, 2007. This increase in operating income was largely due to positive factors such as (1) increased sales, (2) the realization of sales at higher prices, (3) lower manufacturing costs and (4) beneficial changes in foreign exchange rates, which outweighed negative factors such as higher purchase prices of steel materials, tires and other purchased parts and higher fixed expenses related to research and development activities and reinforcement of Komatsu’s sales and product support services. As a result, operating income ratio for the fiscal year ended March 31, 2008 increased by 1.9 percentage points to 14.8% from 12.9% for the fiscal year ended March 31, 2007 due primarily to improved gross margin.

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
Income from Continuing Operations Before Income Taxes, Minority Interests and Equity in Earnings of Affiliated Companies
As a result of the above factors, consolidated income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2008 increased by 36.2%, or ¥85,719 million, to ¥322,210 million as compared to ¥236,491 million for the fiscal year ended March 31, 2007.
Total Income Taxes
Total consolidated income taxes for the fiscal year ended March 31, 2008 increased by ¥36,049 million to ¥115,794 million from ¥79,745 million for the fiscal year ended March 31, 2007. The actual effective tax rate for the fiscal year ended March 31, 2008 increased to 35.9% from 33.7% for the fiscal year ended March 31, 2007. The difference between the Japanese statutory tax rate of 40.8% and the actual effective tax rate of 35.9% was caused by income of foreign subsidiaries taxed at a rate lower than the Japanese statutory tax rate and a realization of previously reserved tax benefits on operating losses of subsidiaries, which were offset in part by non-deductible expenses. For additional information, see Note 16 to the Consolidated Financial Statements.
Income from Continuing Operations Before Minority Interests and Equity in Earnings of Affiliated Companies
As a result of the above factors, consolidated income from continuing operations before minority interests and equity in earnings of affiliated companies for the fiscal year ended March 31, 2008 increased by ¥49,670 million to ¥206,416 million as compared to ¥156,746 million for the fiscal year ended March 31, 2007.

Minority Interests in Income of Consolidated Subsidiaries
Minority interests in income of consolidated subsidiaries for the fiscal year ended March 31, 2008 increased by ¥2,855 million to ¥9,435 million as compared to ¥6,580 million for the fiscal year ended March 31, 2007. Minority interests in income of consolidated subsidiaries increased mainly as a result of the improved earnings recorded primarily by subsidiaries in the Construction, Mining and Utility Equipment operating segment, such as Komatsu Australia Pty. Ltd. and Komatsu Shantui Construction Machinery Co., Ltd.
Equity in Earnings of Affiliated Companies
Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2008 increased by ¥3,747 million to ¥6,845 million as compared to ¥3,098 million for the fiscal year ended March 31, 2007, due to improved earnings recorded by affiliated companies held under the equity accounting method, such as L&T-Komatsu Limited, and the addition of new affiliated companies held under the equity method, such as NIPPEI TOYAMA (before it became a consolidated subsidiary in March 2008).
Income from Continuing Operations
As a result of the above, consolidated income from continuing operations for the fiscal year ended March 31, 2008 increased by 33.0%, or ¥50,562 million, to ¥203,826 million as compared to ¥153,264 million for the fiscal year ended March 31, 2007.
Income from Discontinued Operations Less Applicable Income Taxes
Consolidated income from discontinued operations less applicable income taxes for the fiscal year ended March 31, 2008 decreased by 56.3%, or ¥6,407 million, to ¥4,967 million as compared to ¥11,374 million for the fiscal year ended March 31, 2007. The total amount of consolidated income from discontinued operations less applicable income taxes for the fiscal year ended March 31, 2008 consisted entirely of the gain recognized from the sale of the OPE business of Komatsu Zenoah Co. and its subsidiaries.

Net Income
As a result of the above factors, Komatsu’s consolidated net income for the fiscal year ended March 31, 2008 increased by 26.8%, or ¥44,155 million, to ¥208,793 million as compared to ¥164,638 million for the fiscal year ended March 31, 2007. Accordingly, basic net income per share rose to ¥209.87 for the fiscal year ended March 31, 2008 from ¥165.70 for the fiscal year ended March 31, 2007. Diluted net income per share rose to ¥209.59 for the fiscal year ended March 31, 2008 from ¥165.40 for the fiscal year ended March 31, 2007.
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

Segment profit on a consolidated basis increased by 34.0%, or ¥84,840 million, to ¥334,586 million for the fiscal year ended March 31, 2008 from ¥249,746 million for the fiscal year ended March 31, 2007, due primarily to increased segment profit for the Construction, Mining and Utility Equipment operating segment. For information regarding segment profit by operating segments and geographic segments, see “Performance by Operating Segments” and “Performance by Geographic Segments (based on the geographic origin of the seller)” below.
Performance by Operating Segments
The following table presents net sales and segment profit broken down by operating segments for the fiscal years ended March 31, 2008 and 2007. In evaluating the financial data for each operating segment, Komatsu’s management considers sales by the location of its customers to be particularly helpful for the Construction, Mining and Utility Equipment operating segment, its primary operating segment. Accordingly, in addition to providing performance information by operating segments, the below table and related discussion provide information regarding sales in the Construction, Mining and Utility Equipment operating segment broken down by geographic locations of Komatsu’s customer. Performance information by geographic segments (which are separately identified by management), which provides performance information based on the geographic location of the seller (as opposed to the customer), is provided under “Performance by Geographic Segments (based on the geographic origin of the seller).”
Performance by Operating Segments

			Percentage
	Millions of Yen		Change
	Fiscal Years Ended March 31,		2008 vs.
	2008	2007	2007
Net sales:
Construction, Mining and Utility Equipment
Customers	¥2,048,711	¥1,711,275	19.7%
Japan	370,744	367,091	1.0%
Americas	510,552	510,030	0.1%
Europe and CIS	427,029	320,849	33.1%
China	181,468	112,570	61.2%
Asia (excluding Japan, China) and Oceania	328,725	238,848	37.6%
Middle East and Africa	230,193	161,887	42.2%
Intersegment	6,127	7,821	-21.7%

Total	2,054,838	1,719,096	19.5%

Industrial Machinery and Others
Customers	194,312	182,068	6.7%
Intersegment	23,376	22,385	4.4%

Total	217,688	204,453	6.5%

Elimination	(29,503)	(30,206)	2.3%

Consolidated Net Sales	¥2,243,023	¥1,893,343	18.5%

Segment Profit:
Construction, Mining and Utility Equipment	¥317,895	¥232,653	36.6%

Industrial Machinery and Others	19,947	20,399	-2.2%

Total	337,842	253,052	33.5%

Corporate expenses and elimination	(3,256)	(3,306)	1.5%

Consolidated Segment Profit	¥334,586	¥249,746	34.0%

Notes:

1)	Transfers between segments are made at estimated arm’s-length prices.

2)	Starting with the fiscal year ended March 31, 2009, Komatsu reclassified the forklift truck business of Komatsu Utility Co., Ltd. and the businesses of Komatsu Logistics Corp. (both of which were formerly in the Industrial Machinery, Vehicles and Others operating segment) so that such businesses are part of Komatsu’s construction and mining equipment business, and accordingly, changed its operating segments by renaming the Construction and Mining Equipment operating segment as the Construction, Mining and Utility Equipment operating segment and the Industrial Machinery, Vehicles and Others operating segment as the Industrial Machinery and Others operating segment. As a result of this reclassification, the financial data for the fiscal years ended March 31, 2008 and 2007 in the above table have been retrospectively reclassified using the new operating segments.

3)	Segment profit is determined in a manner that is consistent with Japanese accounting principles. Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.
Construction, Mining and Utility Equipment
Net sales
Consolidated net sales to customers in the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 2008 increased by 19.7%, or ¥337,436 million, to ¥2,048,711 million as compared to ¥1,711,275 million for the fiscal year ended March 31, 2007. As demand for construction and mining equipment manufactured by Komatsu continued to expand, Komatsu not only introduced new DANTOTSU models and increased sales of DANTOTSU products, which feature superior performance in fuel consumption and other areas, but also realized sales of its products at higher prices and strengthened its product support capability for products. In response to the increased demand for Komatsu’s equipment, Komatsu took steps to further increase its production capacities by commencing plans to construct new facilities in Japan for manufacturing key components and new assembly plants, particularly in Asia, in concert with supplier partners. In the forklift truck business, Komatsu Utility Co., Ltd. expanded sales of its new models and strengthened its sales and service capabilities, mainly in Greater Asia.
Net sales to customers in Japan (based on sales destination) for the fiscal year ended March 31, 2008 increased by 1.0%, or ¥3,653 million, to ¥370,744 million as compared to ¥367,091 million for the fiscal year ended March 31, 2007. In the fiscal year ended March 31, 2008, public-sector investments remained weak in Japan and the demand for new equipment declined around the middle of the fiscal year resulting from a drop in housing construction in light of the tightening of the Japanese building standards. Despite such circumstances, an increase in demand for new equipment by customers who wished to replace their existing equipment, together with Komatsu’s efforts to expand sales of new equipment centering on DANTOTSU models, realize higher prices and strengthen its used equipment business, resulted in an increase in net sales to customers in Japan. The increase in sales of new equipment was facilitated in part by the strong export demand of used equipment, which, combined with Komatsu’s marketing efforts and strong used equipment prices, provided additional incentives to customers in Japan to replace their existing equipment with new equipment. In light of these market circumstances, Komatsu acquired a majority interest in BIGRENTAL in the fiscal year ended March 31, 2008 as a first step to integrate BIGRENTAL and Komatsu Rental Japan Ltd.to further build up its rental and used equipment business. In addition, Komatsu Utility Co., Ltd. made efforts to increase sales of electric forklift trucks in Japan by, among other things, introducing the industry’s first hybrid electric forklift truck.

In North America, demand for construction equipment has declined since the second half of 2006, reflecting a drop in U.S. housing starts. Demand for construction and mining equipment continued to weaken in North America for the fiscal year ended March 31, 2008 due to an economic slowdown, which was triggered in part by the subprime mortgage crisis in the U.S. In Latin America, demand for mining equipment continued to increase reflecting greater demand for natural resources. Given such environment, Komatsu made efforts to adjust distributors’ inventory levels in North America and strengthen sales and product support capabilities for the mining industry in the Americas. Against such backdrop, net sales to customers in North America decreased by 12.3% as compared to the fiscal year ended March 31, 2007 while net sales to customers in Latin America increased by 32.2% as compared to the fiscal year ended March 31, 2007. As a result, net sales to customers in the Americas (based on sales destination) for the fiscal year ended March 31, 2008 increased by only 0.1%, or ¥522 million, to ¥510,552 million as compared to ¥510,030 million for the fiscal year ended March 31, 2007.
In Europe, demand for construction and mining equipment expanded in Germany, which is the largest construction and mining equipment market in Europe, as well as Central and Eastern Europe reflecting Germany’s healthy economic condition and the increase in infrastructure development in Central and Eastern Europe. In light of such increased demand, Komatsu has been working for the last several years to strengthen its network of distributors in this region by increasing the number of distributors and conducting trainings to familiarize its distributors with Komatsu’s products. Due in part to such efforts, Komatsu accelerated sales of DANTOTSU models and realized sales at higher prices. Komatsu also shortened production lead-time. In CIS, demand sharply increased as a result of increased infrastructure developments in urban areas and natural resource and energy developments. In CIS, Komatsu has strived to (1) increase the number of distributors and strengthen their capabilities under the leadership of Komatsu CIS LLC, its regional headquarters, and (2) strengthen sales and product support capabilities for the mining industry by educating distributors and improving after sales support services. As a result, net sales to customers in Europe and CIS (based on sales destination) for the fiscal year ended March 31, 2008 increased by 33.1%, or ¥106,180 million, to ¥427,029 million as compared to ¥320,849 million for the fiscal year ended March 31, 2007.

In China, demand for construction and mining equipment continued to record a high rate of growth supported mainly by the increase in infrastructure developments, exploration of new mines and greater reliance upon mechanical equipment. Komatsu increased sales of new equipment by launching the medium-sized PC200 renewed hydraulic excavator model, which offers better fuel economy, and by using information received from customers about current and future needs and real time data about its machines compiled through its deployment of information technology (such as KOMTRAX). In addition, Komatsu focused its efforts on improving the operational efficiency of its sales and production activities and increasing its competitiveness by strengthening its capability to analyze customers’ equipment utilizing data compiled by KOMTRAX, its machine tracking system. As a result, net sales to customers in China (based on sales destination) for the fiscal year ended March 31, 2008 increased by 61.2%, or ¥68,898 million, to ¥181,468 million as compared to ¥112,570 million for the fiscal year ended March 31, 2007.
In Indonesia, which is the largest construction and mining equipment market of Southeast Asia, demand continued to expand in the civil engineering, agricultural and forestry sectors. Demand for mining equipment also surged reflecting the high demand for natural resources. In India, demand for equipment used for infrastructure and resource development increased steadily driven by India’s strong economic growth. In Oceania, demand for mining equipment was particularly strong driven by increased resource development activities. Given this environment, Komatsu focused its efforts on expanding production capacity and sales and product support capabilities for its mining equipment in Asia and Oceania. As a result, net sales to customers in Asia and Oceania (based on sales destination) for the fiscal year ended March 31, 2008 increased by 37.6%, or ¥89,877 million, to ¥328,725 million as compared to ¥238,848 million for the fiscal year ended March 31, 2007.
In the Middle East and Africa, against the backdrop of skyrocketing prices of crude oil and other commodities, demand for Komatsu’s construction and mining equipment remained strong due primarily to increased infrastructure development in the Middle East and resource and infrastructure development in Africa. In light of this environment, Komatsu strengthened its sales and product support capabilities by providing more training for its distributors, strengthening its after sales support services and establishing parts depots. As a result, net sales to customers in the Middle East and Africa (based on sales destination) for the fiscal year ended March 31, 2008 increased by 42.2%, or ¥68,306 million, to ¥230,193 million as compared to ¥161,887 million for the fiscal year ended March 31, 2007.

Segment Profit
Segment profit for the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 2008 increased by 36.6%, or ¥85,242 million, to ¥317,895 million from ¥232,653 million for the fiscal year ended March 31, 2007. Management believes that factors that contributed to this increase for the fiscal year ended March 31, 2008 include: (1) increased sales (which increased segment profit by approximately ¥64,500 million), (2) the realization of sales at higher prices (which increased segment profit by approximately ¥42,400 million), (3) lower manufacturing costs (which increased segment profit by approximately ¥10,800 million) and (4) beneficial changes in foreign exchange rates as the Japanese yen strengthened against the U.S. Dollar and weakened against the Euro during the fiscal year ended March 31, 2008 (which increased segment profit by approximately ¥2,500 million). In addition, the reclassification of the utility equipment business into the Construction, Mining and Utility Equipment operating segment increased segment profit for the Construction, Mining and Utility Equipment operating segment by approximately ¥1,400 million. Such factors offset the higher purchase prices of steel materials, tires and other purchased parts (which decreased segment profit by approximately ¥18,800 million), and higher fixed expenses related to research and development activities and reinforcement of Komatsu’s sales and product support services (which decreased segment profit by approximately ¥17,700 million).
Industrial Machinery and Others
Net Sales
Consolidated net sales to customers in the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2008 increased by 6.7%, or ¥12,244 million, to ¥194,312 million as compared to ¥182,068 million for the fiscal year ended March 31, 2007. This increase was due primarily to continued improvement in sales in the industrial machinery business, as it effectively took advantage of increased capital investments made by the automobile manufacturing industry. As a result, Komatsu recorded increased sales of large presses, sheet metal and press machines of Komatsu Industries Corporation and machine tools of Komatsu Machinery Corporation.
Segment Profit
Segment profit for the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2008 decreased by 2.2%, or ¥452 million, to ¥19,947 million from ¥20,399 million for the fiscal year ended March 31, 2007 due primarily to an unfavorable product mixture (i.e., the proportion of higher value-added products sold as a percentage of total products sold in this operating segment decreased as compared to lesser value-added products sold).

Performance by Geographic Segments (based on the geographic origin of the seller)
The following table presents net sales and segment profit broken down by the geographic origin of the seller for the fiscal years ended March 31, 2008 and 2007.
Performance by Geographic Segments

			Percentage
	Millions of Yen		Change
	Fiscal Years Ended March 31,		2008 vs.
	2008	2007	2007

Net sales:
Japan	¥1,292,314	¥1,135,567	13.8%
Americas	567,243	566,013	0.2%
Europe and CIS	452,222	332,959	35.8%
Others	517,887	348,514	48.6%
Elimination	(586,643)	(489,710)	19.8%

Consolidated	¥2,243,023	¥1,893,343	18.5%

Segment Profit (loss):
Japan	¥173,063	¥140,193	23.4%
Americas	56,667	51,842	9.3%
Europe and CIS	44,088	32,104	37.3%
Others	68,204	38,033	79.3%
Corporate and elimination	(7,436)	(12,426)	-40.2%

Consolidated	¥334,586	¥249,746	34.0%

Note:	Segment profit is determined in a manner that is consistent with Japanese accounting principles. Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.

Japan
Net Sales
Net sales in the Japan geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2008 increased by 13.8%, or ¥156,747 million, to ¥1,292,314 million as compared to ¥1,135,567 million for the fiscal year ended March 31, 2007. This increase in net sales was due primarily to increased export from Japan of construction and mining equipment as a result of the significant increase in resource and infrastructure development activity in Latin America, Europe, CIS, Africa, Asia and Oceania. In addition, the continuing increase in sales of industrial machinery resulting from the increase in capital investments in the automobile manufacturing industry also contributed to the increase in net sales in the Japan geographic segment.
Segment Profit
Segment profit for the Japan geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2008 increased by 23.4%, or ¥32,870 million, from ¥140,193 million to ¥173,063 million as compared to the fiscal year ended March 31, 2007, due to the increase in net sales as discussed above.
Americas
Net Sales
Net sales in the Americas geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2008 increased by only 0.2%, or ¥1,230 million, from ¥566,013 million to ¥567,243 million as compared to the fiscal year ended March 31, 2007. Net sales remained flat as the increase in sales of mining equipment in Latin America was substantially offset by the decrease in sales of construction and utility equipment in North America as a result of decreased housing and infrastructure development in North America.
Segment Profit
Segment profit for the Americas geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2008 increased by 9.3%, or ¥4,825 million, from ¥51,842 million to ¥56,667million as compared to the fiscal year ended March 31, 2007. This increase was due primarily to a more optimal product mixture.
Europe and CIS
Net Sales
Net sales in the Europe and CIS geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2008 increased by 35.8%, or ¥119,263 million, to ¥452,222 million as compared to ¥332,959 million for the fiscal year ended March 31, 2007. This increase was due primarily to an increase in sales of construction and utility equipment in Europe and CIS markets as a result of increased infrastructure development in urban areas in addition to natural resource and energy developments in CIS. Increased sales of large excavators from Germany to various resource markets around the world also contributed to increased sales in this geographic segment.

Segment Profit
Segment profit for the Europe and CIS geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2008 increased by 37.3%, or ¥ 11,984 million, to ¥44,088 million as compared to ¥32,104 million for the fiscal year ended March 31, 2007, due to the increase in net sales as discussed above.
Others
Net Sales
Net sales in the Others geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2008 increased by 48.6%, or ¥169,373 million, to ¥517,887 million as compared to ¥348,514 million for the fiscal year ended March 31, 2007. This increase was due primarily to increased sales of construction and mining equipment in China as well as in other countries in Asia, Oceania and Africa reflecting the economic growth and the rise in infrastructure development.
Segment Profit
Segment profit for the Others geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2008 increased by 79.3%, or ¥30,171 million, to ¥68,204 million as compared to ¥38,033 million for the fiscal year ended March 31, 2007, due primarily to increased sales in Asia.
Discontinued Operations
On October 18, 2006, the Company sold 51.0% of the shares of Komatsu Electronic Metals Co., Ltd. (“KEM,” now known as SUMCO TECHXIV CORPORATION) to SUMCO. Prior to the sale to SUMCO, the Company held a 61.9% equity interest in KEM, and KEM was a reporting unit in the Company’s Electronics operating segment (an operating segment that has now been consolidated into the Industrial Machinery and Others operating segment). Accordingly, KEM and its subsidiaries are no longer consolidated in Komatsu’s results. On April 2, 2007, the OPE business of Komatsu Zenoah Co., which was a reporting unit in the Industrial Machinery and Others operating segment was sold to a Japanese subsidiary of Husqvarna AB of Sweden. Accordingly, the OPE business of Komatsu Zenoah Co. and its subsidiaries engaging in the OPE business are no longer consolidated in Komatsu’s results. In accordance with SFAS No. 144, the gain on the sale of KEM’s shares and operating results less applicable income taxes relating to KEM and its subsidiaries as well as the gain on the sale of the OPE business of Komatsu Zenoah Co. and operating results less applicable income taxes of the OPE business of Komatsu Zenoah Co. and its OPE business subsidiaries are presented together as “income from discontinued operations less applicable income taxes” in the consolidated statements of income. The cash flows attributable to the discontinued operations are not presented separately from the cash flows attributable to activities of the continuing operations in the consolidated statements of cash flows.

Selected financial information in connection with the discontinued operations for the years ended March 31, 2008 and 2007 are as follows:

	Millions of yen
	2008	2007
Net sales	¥—	¥63,416
Income before income taxes, minority interests and equity in earnings of affiliated companies (including gain on sale of the OPE business of Komatsu Zenoah Co. of ¥8,331 million in 2008 and gain on sale of KEM’s shares of ¥18,769 million in 2007)	8,331	29,544
Income taxes	3,364	14,566
Minority interests in income of consolidated subsidiaries	—	(3,613)
Equity in earnings of affiliated companies	—	9

Income from discontinued operations less applicable income taxes	¥4,967	¥11,374

B. Liquidity and Capital Resources
Cash Flow
Set forth below is the condensed consolidated statements of cash flows for the fiscal years ended March 31, 2009, 2008 and 2007.
Condensed Consolidated Statements of Cash Flows

	Millions of yen			Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2009	2008	2007	2009
Net cash provided by operating activities	¥78,775	¥160,985	¥162,124	$796
Net cash used in investing activities	(145,368)	(128,182)	(99,620)	(1,468)
Net cash provided by (used in) financing activities	57,219	(17,422)	(41,389)	578
Effect of exchange rate change on cash and cash equivalents	(2,073)	(5,570)	1,087	(21)
Net increase (decrease) in cash and cash equivalents	(11,447)	9,811	22,202	(116)
Cash and cash equivalents, beginning of year	102,010	92,199	69,997	1,030

Cash and cash equivalents, end of year	¥90,563	¥102,010	¥92,199	$915

Fiscal Year ended March 31, 2009
Net cash provided by operating activities for the fiscal year ended March 31, 2009 decreased by ¥82,210 million to ¥78,775 million (U.S.$796 million) as compared to the fiscal year ended March 31, 2008, due mainly to decreased net income.
Net cash used in investing activities for the fiscal year ended March 31, 2009 increased by ¥17,186 million to ¥145,368 million (U.S.$1,468 million) as compared to the fiscal year ended March 31, 2008, due mainly to investments made to improve productivity of plants in Japan and overseas.
Net cash provided by financing activities for the fiscal year ended March 31, 2009 increased by ¥74,641 million to ¥57,219 million (U.S.$578 million) as compared to the fiscal year ended March 31, 2008, reflecting proceeds received from the issuance of long-term debt and an increase in short-term debt.
As a result of the above, cash and cash equivalents as of March 31, 2009 totaled ¥90,563 million (U.S.$915 million), a decrease of ¥11,447 million compared to the balance as of March 31, 2008.
Fiscal Year ended March 31, 2008
Net cash provided by operating activities for the fiscal year ended March 31, 2008 decreased by ¥1,139 million to ¥160,985 million (U.S.$1,610 million) as compared to the fiscal year ended March 31, 2007. Working capital increase partially offset an increase in net income resulting from good business performance.

Net cash used in investing activities for the fiscal year ended March 31, 2008 increased by ¥28,562 million to ¥128,182 million (U.S.$1,282 million) as compared to the fiscal year ended March 31, 2007. Aggressive capital investments in Japan and overseas to expand production capacity and improve productivity as well as the acquisition of the shares of NIPPEI TOYAMA (for which Komatsu paid ¥41,234 million) and BIGRENTAL (for which Komatsu paid ¥8,564 million) offset cash received from the sale of the OPE business (for which Komatsu received ¥18,250 million).
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
For the fiscal year ended March 31, 2009, Komatsu made investments to increase the production capacity of its construction, mining and utility equipment businesses with its primary focus on its mining equipment business because Komatsu believed that growth can be expected in such business. In addition, Komatsu made investments to develop and produce new construction, mining and utility equipment models and products that comply with the latest emissions regulations. Komatsu recorded increased capital investments in the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2009 due primarily to the addition of Komatsu NTC Ltd. as a consolidated subsidiary in March 2008.
As a result, Komatsu’s capital investment on a consolidated basis for the fiscal year ended March 31, 2009 was ¥162,512 million (U.S.$1,642 million), an increase of ¥16,782 million from the fiscal year ended March 31, 2008.

Source of Funds and Liquidity Management
Komatsu’s principal capital resources policy is to maintain sufficient capital resources to be able to respond promptly to future capital needs in connection with its operations and to maintain an appropriate level of liquidity. Consistent with this policy, Komatsu has secured various sources of funding, such as loans, corporate bonds, notes, securitized receivables and lines of credit. Komatsu expects to use cash generated from its operations and funds procured through such external sources to satisfy future capital expenditures and working capital needs. In addition, Komatsu manages funds held by it and its subsidiaries through a group-wide cash management system in order to improve the efficiency and effectiveness of its cash management. Transfers of funds from subsidiaries in the form of cash dividend, loans or advances are restricted under regulatory requirements of countries in which some of its subsidiaries are located. Nonetheless, Komatsu does not expect these restrictions to have a significant impact on its ability to meet its cash obligations.
Komatsu’s short-term funding needs have been met mainly by cash flows from operating activities, as well as by bank loans and the issuance of commercial paper. As of March 31, 2009, certain consolidated subsidiaries of the Company maintained committed credit line agreements totaling ¥14,956 million (U.S.$151 million) with financial institutions to secure liquidity. As of March 31, 2009, approximately ¥861 million (U.S.$9 million) was available to be used under such credit line agreements, which contain customary covenants. Komatsu is not subject to any covenants limiting its ability to incur additional indebtedness. In addition, the Company had a ¥120,000 million (U.S.$1,212 million) commercial paper program, ¥25,000 million (U.S.$253 million) of which was unused as of March 31, 2009. The amount of capital raised through its commercial paper program has depended upon Komatsu’s financing needs, investor demand and market conditions, as well as the ratings outlook for Komatsu.
To fulfill Komatsu’s medium- to long-term funding needs, the Company has established a bond program and an Euro Medium Term Note (“EMTN”) program. In November 2008, the Company established a bond program for a period of two years under which it can issue up to ¥100,000 million (U.S.$1,010 million) of variable-term bonds. As of March 31, 2009, the Company had not issued any bonds under this bond program and ¥100,000 million remained unused. The principal amount of bonds of the Company issued and outstanding under its past bond programs as of March 31, 2009 was ¥60,000 million (U.S.$606 million). The Company, Komatsu Finance America Inc. and Komatsu Capital Europe S.A. have established a U.S.$1,200 million EMTN program under which the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuer(s) and dealer(s). As of March 31, 2009, the principal amount of notes outstanding under the EMTN program was ¥63,332 million (U.S.$640 million). The amount of capital raised through such programs has depended upon Komatsu’s financing needs, investor demand and market conditions, as well as the ratings outlook for Komatsu.

Komatsu has also established programs to securitize trade notes and accounts receivables for the purpose of accelerating the receipt of cash related to its finance receivables and diversifying its sources of funding. As of March 31, 2009, the balance of such off-balance sheet securitized receivables was ¥103,768 million (U.S.$1,048 million).
For additional information about the interest rate structure and maturity dates for these borrowings, see Note 12 to the Consolidated Financial Statements.
Fiscal 2009 Financial Position
Komatsu’s short-term debt as of March 31, 2009, which primarily consisted of short-term bank loans and commercial paper, increased by ¥111,197 million from March 31, 2008 to ¥220,087 million (U.S.$2,223 million). Such short-term debt was used as working capital.
Komatsu’s long-term debt as of March 31, 2009, including debt that is scheduled to mature by March 31, 2010, increased by ¥36,563 million from March 31, 2008 to ¥379,768 million (U.S.$3,836 million). As of March 31, 2009, Komatsu’s long-term debt, excluding market value adjustment, consisted of (1)¥169,837 million in loans from banks, insurance companies and other financial institutions, and so on, (2)¥63,332 million in EMTN, (3)¥60,200 million in unsecured bonds and (4)¥86,399 million in capital lease obligations. Such long-term debt was used primarily for capital expenditures and long-term working capital needs. For information about the interest rate structure and maturity dates for these borrowings, see Note 12 to the Consolidated Financial Statements.
As a result, Komatsu’s interest-bearing debt as of March 31, 2009, including its capital lease obligations, increased by ¥147,760 million from March 31, 2008 to ¥599,855 million (U.S.$6,059 million). Net interest-bearing debt after deducting cash and deposits as of March 31, 2009 also increased by ¥159,260 million from March 31, 2008 to ¥509,248 million (U.S.$5,144 million). As a result, Komatsu’s net debt-to-equity ratio as of March 31, 2009 was 0.62, compared to 0.39 as of March 31, 2008.
As of March 31, 2009, total current assets decreased by ¥170,438 million to ¥1,103,239 million (U.S. $11,144 million), while total current liability decreased by ¥129,245 million to ¥732,287 million (U.S. $7,397 million). As a result, the current ratio, which is calculated by dividing current assets by current liabilities, as of March 31, 2009, was 150.7%, which reflected an increase of 2.9 percentage points from the fiscal year ended March 31, 2008.
Based on the cash flow from its operating activities, the available sources of funds and the current ratio, Komatsu believes that it has sufficient means to satisfy its liquidity needs and future obligations.
Komatsu committed to make capital investments totaling approximately ¥24,000 million as of March 31, 2009. In the Construction, Mining and Utility Equipment operating segment, Komatsu plans to make investments to reorganize its production in Japan and the Americas. In addition, Komatsu plans to make investments to enhance production efficiency and develop hybrid construction equipment as well as products that comply with the latest engine emissions standards. In the Industrial Machinery and Others operating segment, Komatsu plans to make investments to renew obsolete equipment and streamline its production. These capital investments are being financed primarily by funds on hand and bank borrowings.

Credit Ratings
The Company obtains credit ratings from three rating agencies: Standard and Poor’s Services (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”) and Rating and Investment Information, Inc. (“R&I”). As of March 31, 2009, the Company’s issuer ratings were as follows:
S&P: A (long-term)
Moody’s: A2 (long-term)
R&I: AA- (long-term), a-1+ (short-term)
C. Research and Development, Patents and Licenses, etc.
Komatsu is actively engaged in research and development activities for new technologies and products consistent with its commitment to provide “Quality and Reliability.” Komatsu’s research and development activities are conducted by various groups within Komatsu. With respect to the Construction, Mining and Utility Equipment operating segment, the Research Division and the Development Division as well as development centers that focus on construction, mining and utility equipment are involved in research and development activities. The Industrial Machinery Division and the technology departments of Komatsu’s subsidiaries and affiliates are responsible for research and development activities relating to the Industrial Machinery and Others operating segment.
The following table presents Komatsu’s research and development expenses for the fiscal years ended March 31, 2009, 2008 and 2007. Research and development expenses are recognized when incurred.

	Millions of yen			Millions of U.S. dollars
	Fiscal Years Ended March 31,
R&D expenses	2009	2008	2007	2009
Construction, Mining and Utility Equipment	¥47,036	¥44,036	¥39,752	$475
Industrial Machinery and Others	6,700	5,637	6,554	68

Total	¥53,736	¥49,673	¥46,306	$543

Note:	From the fiscal year ended March 31, 2009, Komatsu reclassified its operating segments. Accordingly, the financial data for the fiscal years ended March 31, 2008 and 2007 in the above table have been retrospectively adjusted to reflect the reclassification using the new operating segments.

The objectives of the research and development activities by operating segment for the fiscal year ended March 31, 2009 are described below.
(1) Construction, Mining and Utility Equipment
In order to develop construction, mining and utility equipment that can be used in various parts of the world, Komatsu has established research and development centers in Japan and overseas and has encouraged joint research and development programs as well as personnel exchanges. With the goal of assisting its customers improve their productivity, Komatsu’s medium- and long-term research and development objectives are as follows: (1) to make advancements in the use of information technology and (2) to increase the environmental friendliness of its products.
Komatsu has been engaged in the research and development of information technology, including remote management technology (which enables remote management of equipment by obtaining information regarding machine locations, operating conditions and vehicle health, using state-of-the-art remote sensing and telecommunication technologies), control technology and artificial intelligence. Control systems and management systems for construction and mining equipment using these technologies have been rapidly penetrating the market. Because these technologies enable automation and efficient operation of machines as well as efficient management of equipment, they have contributed to the increase in productivity of customers. From the perspective of its customers, Komatsu is making advances to further the active use of information technology in its construction and mining equipment.
Komatsu has made advances in research and development relating to energy conservation, component recycling and reuse, and the evaluation of environmental loads through lifecycle assessment techniques based on the belief that it is possible to reduce environmental burdens while achieving economic efficiency. In particular, in recent years, Komatsu’s first priority in research and development has been to develop technology to reduce fuel consumption by its machines, which leads to both CO2 emission reduction and economic benefits to customers. During the fiscal year ended March 31, 2009, Komatsu introduced the world’s first hydraulic excavator (PC200-8 Hybrid), which reduced fuel consumption by 25% on average as compared to previous PC200-8 models. This newly introduced hydraulic excavator also achieved further NOx and CO2 emission reductions. Komatsu has also been expending significant effort to develop technology that enables its machines to emit cleaner exhaust gas. In fact, Komatsu has been making progress in its preparations to comply with the emissions standards that are to be implemented in 2011 in the United States, the European Union and Japan, and has been steadily advancing its research and development activities to comply with the even stricter regulations that are to be introduced in the future. Komatsu is continuously seeking to develop new technology for cleaner exhaust gas to meet stricter emissions standards that are to become effective in the future. In addition, Komatsu has worked to improve the working conditions for machine operators by improving safety measures and reducing noise and vibration levels of its machines. With respect to the forklift business, Komatsu Utility Co., Ltd. introduced a series of 2 ton battery hybrid forklift trucks following the introduction of its 1 ton series.

(2) Industrial Machinery and Others
Research and development in the Industrial Machinery and Others operating segment is principally conducted in the fields of large size presses, metal forging and sheet-metal machines, machine tools, and other industrial machinery, in order to respond to the growing customer need to increase productivity and flexibility.
In the field of large size presses and other stamping presses, Komatsu has been focused on developing functional enhancements to the AC servo press and increasing automation of peripheral equipment. For example, during the fiscal year ended March 31, 2009, Komatsu worked to increase the speed of the palletizing system used in connection with its large size presses. In addition, with respect to small size AC servo presses, Komatsu has received the CE certification designation in connection with its sales drive in the European market. With respect to sheet-metal machines, Komatsu developed the gantry-type TWISTER, which was developed by equipping large size laser machines with a high accuracy plasma power source.
With respect to machine tools, Komatsu developed the largest crankshaft milling machine (GPM2000E) and new milling machines for a vehicle engine’s crankshaft (GPM190F-5 and 200F-5). In addition, Komatsu introduced a large size wire-sawing machine (PV800) that can be used to saw lengthy materials used in solar batteries.
In terms of other industrial machinery, during the fiscal year ended March 31, 2009, Komatsu developed and introduced the Chip ID Marker, which allows IC chip makers to write information (such as manufacturing history) on individual IC chips on the silicon wafers in response to the growing need to include such information on semiconductors used in electronic devices of hybrid cars and electric vehicles. In addition, Komatsu developed and promoted high-performance temperature control equipment for the semiconductor manufacturing industry, high-performance thermoelectric module heat exchange units and micro thermo-modules for use in optical communications.

D. Trend Information
Construction, Mining and Utility Equipment
The worsening economic situation triggered by the financial crisis in the United States not only has affected the United States and Europe but also has extended to the emerging markets, which had previously expanded steadily, resulting in a significant decline in global economy and placing companies that operate on a global basis in a very difficult and unprecedented situation. In response to this economic recession, concerned governments have announced their economic stimulus packages with increased public spending and other efforts to stabilize the financial market. However, because certain preparatory steps must be taken before such stimulus packages can be put into effect (such as approving public works budgets), it is likely to take some time before such stimulus packages will produce any actual results. There was also a sizable drop in private-sector investment during the fiscal year ended March 31, 2009, due to various factors such as the economic recession as well as decreased capital investments by mining-related industries against the backdrop of plunging commodity prices. Taking these factors together, it is difficult to expect a rapid recovery of the global construction and mining equipment market. Komatsu is thus anticipating that a challenging environment will continue for some time.
In response to this drastic change in the business environment, Komatsu has been shoring up its efforts to build on its corporate strengths for the future, while making production and inventory adjustments.
Such efforts include structural reforms, such as consolidating and eliminating plants and production lines in Japan, the Americas and Europe, reducing the number of product models that are manufactured in North America and Europe, reorganizing its sales and service force in Japan, consolidating plants and head office operations of Komatsu Utility Co., Ltd., and undertaking group-wide efforts to reduce fixed costs. Komatsu expects that it will incur additional expenses related to the reorganization of its production facilities, including expenses for the transfer of operations and facilities, in the upcoming years.
Based on its expectation that the Chinese market will continue to expand against the backdrop of population growth and urbanization, Komatsu continued to aggressively launch new products and reinforce product support operations in China during the fiscal year ended March 31, 2009. In addition, Komatsu secured additional land in Changzhou where Komatsu (Changzhou) Construction Machinery Corp., one of the main local production bases, is located. On this new site, with space about four times the size of the current site, Komatsu plans to build a new plant and the KC Techno Center equipped with machine demonstration and operator training facilities.
Industrial Machinery and Others
With more than half of the sales of this operating segment being dependent on the automobile manufacturing industry, this operating segment is substantially affected by capital investment made by the automobile manufacturers. At present, major automobile manufacturers are cutting back their capital investment. As a result, new orders have been rapidly decreasing in all businesses which belong to this operating segment, such as large presses, small- and medium-sized sheet metal and press machines, and machine tools. In an effort to address such circumstance, Komatsu is engaging in structural reforms including reorganizing and consolidating its plants in Japan, and thus expects to incur expenses, such as expenses for the transfer of its operations and facilities, in the upcoming years.

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
E. Off-Balance Sheet Arrangements
Komatsu has several accounts receivable securitization programs, which are important sources of capital for Komatsu. As of March 31, 2009, Komatsu had securitized accounts receivable of ¥103,768 million (U.S.$1,048 million) or approximately 17.4% of its total receivables as of that date.
The securitized receivables, net of retained interests, are removed from the consolidated balance sheet when they are sold. Komatsu has entered into contractual arrangements with special purpose entities solely for the purpose of securitizing its receivables. A downgrading or worsening of the quality of Komatsu’s receivables portfolio could restrict it from using its receivables securitization programs. Komatsu’s recognized receivables as of March 31, 2009 and 2008 are summarized as follows:

	Millions of yen		Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2009	2008	2009
Trade notes	¥70,807	¥101,724	$715
Accounts receivable	318,424	433,370	3,216
Total	389,231	535,094	3,932
Less: allowance	(15,330)	(11,470)	(155)
Trade receivables-current	373,901	523,624	3,777

Long-term trade receivables	¥102,969	¥89,695	$1,040

Installment and lease receivables (less unearned interests) are included in trade notes and accounts receivables and long-term trade receivables. The leases are primarily accounted for as sales-type leases in conformity with SFAS No. 13. Equipment sales revenue from sales-type leases is recognized at the inception of the leases.
As of March 31, 2009 and 2008, lease receivables consisted of the following:

	Millions of yen		Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2009	2008	2009
Minimum lease payments receivable	¥111,158	¥24,492	$1,123
Unearned income	(9,979)	(2,569)	(101)

Net lease receivables	¥101,179	¥21,923	$1,022

The residual values of leased assets as of March 31, 2009 and 2008 were not material.
Cash flows received for all securitization activities from the sale of trade notes and accounts receivable for the fiscal years ended March 31, 2009 and 2008 were ¥243,495 million (U.S.$2,460 million) and ¥343,457 million, respectively.
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
The components of securitized trade receivables and other assets managed together as of March 31, 2009 and 2008 were as follows:

	Millions of yen		Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2009	2008	2009
Total amount of trade receivables that are managed and securitized	¥595,968	¥791,045	$6,020
Assets transferred	(103,768)	(166,256)	(1,048)

Total amount of trade receivables on balance sheet	¥492,200	¥624,789	$4,972

A certain U.S. subsidiary’s retained interests, which are included in the recourse provisions, are subordinate to investors’ interests. The value of such U.S. subsidiary’s retained interests are estimated based on the present value of future expected cash flows, using certain key assumptions such as a weighted average life, prepayment speed over the life and expected credit losses over the life.
Key assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the fiscal years ended March 31, 2009 and 2008 were as follows:

	Fiscal Years Ended March 31,
	2009	2008
Weighted-average life	28 months	29 months
Prepayment speed over the life	0.6%	0.5%
Expected credit losses over the life	2.4%	0.9%
The carrying amount of such retained interests was ¥919 million (U.S.$9 million) asset and ¥3,015 million liability as of March 31, 2009 and 2008, respectively. The impact of 10% and 20% changes to the key assumptions on the fair value of such retained interests as of March 31, 2009 is immaterial to Komatsu’s business as a whole.
Commitments and Contingent Liabilities
As of March 31, 2009, Komatsu had ¥14,480 million (U.S.$146 million) of contingent liabilities with financial institutions for discounted and transferred receivables on a recourse basis.
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
For each guarantee issued, Komatsu is required to perform under such guarantee if the borrower defaults on a payment required to be made by the applicable contract’s terms. The contract terms range from 10 years to 30 years in the case of employees’ housing loans, and from 1 to 10 years in the case of loans borrowed by Komatsu’s affiliated companies and other companies. The maximum aggregate amount of undiscounted payments Komatsu would have had to make in the event that a payment default were to occur for these loans was ¥65,478 million (U.S.$661 million) as of March 31, 2009. The fair value of the liabilities recognized for Komatsu’s obligations as guarantor under these guarantees as of March 31, 2009 were believed to be insignificant by Komatsu’s management. Some of these guarantees were secured by collateral or insurance issued to the Company.
Komatsu’s management believes that losses from these contingent liabilities, if any, would not have a material effect on the consolidated financial statements of Komatsu.

Commitments for capital investment as of March 31, 2009, totaled approximately ¥24,000 million (U.S.$242 million).
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
Komatsu also issues contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty costs for the fiscal years ended March 31, 2009 and 2008 are summarized below:

	Millions of yen		Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2009	2008	2009
Balance at beginning of year	¥31,890	¥28,999	$322
Addition	25,288	27,879	255
Utilization	(26,369)	(22,933)	(266)
Other	(2,553)	(2,055)	(26)

Balance at end of year	¥28,256	¥31,890	$285

F. Tabular Disclosure of Contractual Obligations
The following tables set forth Komatsu’s contractual obligations as of March 31, 2009.

	Millions of yen
	Expected Maturity Date
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Short-term debt obligations	¥219,772	¥219,772	¥—	¥—	¥—
Long-term debt obligations (excluding Capital lease obligations)	286,055	60,549	142,754	81,192	1,560
Capital (finance) lease obligations	86,399	24,486	44,393	16,414	1,106
Operating lease obligations	11,468	3,760	3,610	1,415	2,683
Interest on interest-bearing debt (including Capital lease obligations)	18,249	11,006	5,780	1,395	68
Pension and other postretirement obligations	4,694	4,694	—	—	—

Total	¥626,637	¥324,267	¥196,537	¥100,416	¥5,417

	Millions of U.S. dollars
	Expected Maturity Date
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Short-term debt obligations	$2,220	$2,220	$—	$—	$—
Long-term debt obligations (excluding Capital lease obligations)	2,889	611	1,442	820	16
Capital (finance) lease obligations	873	247	449	166	11
Operating lease obligations	116	38	37	14	27
Interest on interest-bearing debt (including Capital lease obligations)	184	111	58	14	1
Pension and other postretirement obligations	47	47	—	—	—

Total	$6,329	$3,274	$1,986	$1,014	$55

Short-term and long-term debt obligations exclude SFAS No. 133 market value adjustments of ¥315 million (U.S.$3 million) and ¥7,314 million (U.S.$74 million), respectively.
Interest on interest-bearing debt is based on rates in effect as of March 31, 2009.
Pension and other postretirement obligations reflect contributions expected to be made during the year ending March 31, 2010 only, as the amounts of funding obligations beyond the next year are not yet determinable.
Obligations related to derivative activities are summarized in Foreign Exchange Risk and Interest Rate Risk under Item 11. Quantitative and Qualitative Disclosures about Market Risk.
Commitments for capital investment as of March 31, 2009 totaled approximately ¥24,000 million (U.S.$242 million).
G. Safe Harbor
Any information disclosed under Item 5.F. Tabular Disclosure of Contractual Obligations, that is not historical in nature is deemed to be a forward-looking statement. See “Cautionary Statement with respect to forward-looking statements” for more information.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Set forth below are the Directors and Corporate Auditors of the Company, their date of birth, current position with the Company, prior positions, the dates when they assumed such positions and other principal business activities performed outside the Company as of June 25, 2009. The Company’s senior management is comprised of all of the directors (excluding outside directors) listed below.
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
Outside Director of Nomura Holdings, Inc.
Outside Director of Tokyo Electron Limited

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
Senior Executive Officer (Senmu) (since Apr. 2007)
President of Industrial Machinery Division (since Apr. 2009)
In charge of the Ishikawa Prefecture Area (since Apr. 2004)

Prior Positions:
Apr. 2008	President, Industrial Machinery General Headquarters
Apr. 2004	Senior Executive Officer (Joumu)
Jun. 2002	Executive Officer
Apr. 2002	President, Industry Machinery Division
Apr. 1970	Joined the Company

Principal Business Activities outside the Company:
Outside Director of Fuji Technica Inc.

Kenji Kinoshita*

Date of Birth:	Oct. 7, 1947
Director Since:	Jun. 2007
Current Positions:	Director (since Jun. 2007)
Chief Financial Officer (“CFO”) (since Jun. 2001)
Senior Executive Officer (Senmu) (since Apr. 2008)
Supervising CSR and Corporate Communications and Investor Relations (since Apr. 2008)

Prior Positions:
Apr. 2004	Senior Executive Officer (Joumu)
Jun. 2000	Executive Officer
Jan. 1996	General Manager, Finance and Treasury Dept., Accounting Division
Jul. 1971	Joined the Company

Principal Business Activities outside the Company:
None
Masao Fuchigami*

Date of Birth:	May 19, 1949
Director Since:	Jun. 2009
Current Positions:	Director (since Jun. 2009)
Senior Executive Officer (Senmu) (since Apr. 2009)
Supervising Environment, Research, Design & Development and Quality Assurance (since Apr. 2009)

Prior Positions:
Apr. 2007	Senior Executive Officer (Joumu)
Jun. 2002	President of Research Division
Jun. 2001	Executive Officer
Sep. 1995	General Manager of the 4th Research Dept., Central Research Center, Research Division
Apr. 1972	Joined the Company

Principal Business Activities outside the Company:
None

Tetsuji Ohashi*

Date of Birth:	Mar. 23, 1954
Director Since:	Jun. 2009
Current Positions:	Director (since Jun. 2009)
Senior Executive Officer (Joumu) (since Apr. 2008)
President of Production Division (since Apr. 2007)
Supervising Production and e-KOMATSU (since Apr. 2007)

Prior Positions:
Apr. 2007	Executive Officer
Oct. 1998	General Manager of Planning & Coordination Dept. of Awazu Plant, Production Division
Apr. 1977	Joined the Company

Principal Business Activities outside the Company:
None
Morio Ikeda

Date of Birth:	Dec. 25, 1936
Director Since:	Jun. 2005
Current Position:	Outside Director (since Jun. 2005)

Prior Positions (outside the Company):
Jun. 2006	Advisor to Shiseido Co., Ltd. (current position)
Jun. 2005	Chairman and Director of Shiseido Co., Ltd.
Jun. 2001	Representative Director, President and Chief Executive Officer of Shiseido Co., Ltd.
Jun. 2000	Executive Vice President and Representative Director of Shiseido Co., Ltd.
Jun. 1997	Senior Executive Director and Representative Director of Shiseido Co., Ltd.
Jun. 1995	Executive Director of Shiseido Co., Ltd.
Jun. 1990	Director of Shiseido Co., Ltd.
Apr. 1961	Joined Shiseido Co., Ltd.

Principal Business Activities outside the Company:
Advisor to Shiseido Co., Ltd.
Chairman of the Board of Trustees of Toyo Eiwa Jogakuin
Chairman of the Board of Trustees of Shiseido Beauty Academy
Outside Director of Isetan Mitsukoshi Holdings Ltd.
Outside Director of Asahi Kasei Corporation

Kensuke Hotta

Date of Birth:	Oct. 12, 1938
Director Since:	Jun. 2008
Current Position:	Outside Director (since Jun. 2008)

Prior Positions (outside the Company):
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

Principal Business Activities outside the Company:
Chairman and Representative Director of Greenhill & Co. Japan Ltd.
Chairman and Representative Director of Hotta Partners Inc.
Outside Corporate Auditor of Mitsui O.S.K. Lines, Ltd.
Outside Corporate Auditor of SEIREN CO., LTD.
Noriaki Kano

Date of Birth:	Apr. 29, 1940
Director Since:	Jun. 2008
Current Position:	Outside Director (since Jun. 2008)

Prior Positions (outside the Company):
Jun. 2006	Professor Emeritus at Tokyo University of Science (current position)
Oct. 1982	Professor at Faculty of Engineering, Tokyo University of Science

Principal Business Activities outside the Company:
Outside Corporate Auditor of Sekisui Chemical Co., Ltd.

Corporate Auditors
Masaji Kitamura

Date of Birth:	Aug.19, 1947
Corporate Auditor Since:	Jun. 2008
Current Positions:	Corporate Auditor (Full Time) (since Jun. 2008)

Prior Positions:
Apr. 2007	Senior Executive Officer (Joumu)
Apr. 2005	President of Construction and Mining Equipment Strategy Division
Apr. 2003	Executive Officer
Jun. 1994	President of Procurement Division of Osaka Plant, Construction Equipment Division
Apr. 1971	Joined the Company

Principal Business Activities outside the Company:
None
Kyoji Torii

Date of Birth:	Sep. 5, 1951
Corporate Auditor Since:	Jun. 2009
Current Positions:	Corporate Auditor (Full Time) (since Jun. 2009)

Prior Positions:
Jun. 2009	Assistant to Corporate Auditor
Jun. 2007	General Manager of Planning & Administration Dept., Defense Systems Division
Jun. 1999	General Manager of Affiliated Companies Dept.
Apr. 1974	Joined the Company

Principal Business Activities outside the Company:
None

Makoto Okitsu

Date of Birth: Corporate Auditor Since:	Dec. 2, 1939 Jun. 2006
Current Position:	Outside Corporate Auditor (since Jun. 2006)

Prior Positions (outside the Company):
Jun. 2006	Chairman and Director of Teijin Limited
Jun. 2005	Chairman and Director of Nabtesco Corporation (previously known as Teijin Seiki Co., Ltd.)
Jun. 2005	Chairman and Representative Director of Teijin Limited
Jun. 2004	Director of Teijin Limited
Sep. 2003	President and Representative Director of Nabtesco Corporation
Jun. 1999	Director of Teijin Limited
Jun. 1998	President and Representative Director of Teijin Seiki Co., Ltd.
Jun. 1996	Managing Director of Teijin Seiki Co., Ltd.
Jun. 1994	Director of Teijin Seiki Co., Ltd.
Apr. 1963	Joined Teijin Limited

Principal Business Activities outside the Company:
Advisor to Teijin Limited
Hiroyuki Kamano

Date of Birth:	Jul. 21, 1945
Corporate Auditor Since:	Jun. 2007
Current Position:	Outside Corporate Auditor (since Jun. 2007)

Prior Positions (outside the Company):
Oct. 1988	Partner of the Kamano Sogo Law Offices
Apr. 1981	Registered as attorney-at-law (bengoshi)
Dec. 1978	Retired from the Ministry of Foreign Affairs
Apr. 1971	Entered the Ministry of Foreign Affairs

Principal Business Activities outside the Company:
Partner (attorney-at-law) of Kamano Sogo Law Offices

Kunihiro Matsuo

Date of Birth:	Sep. 13, 1942
Corporate Auditor Since:	Jun. 2009
Current Position:	Outside Corporate Auditor (since Jun. 2009)

Prior Positions (outside the Company):
Sep. 2006	Registered as attorney-at-law (bengoshi)
Jun. 2006	Retired from the position of Prosecutor-General of Supreme Public Prosecutors Office
Jun. 2004	Prosecutor- General of Supreme Public Prosecutors Office
Sep. 2003	Superintending Prosecutor of Tokyo High Public Prosecutors Office
May 1998	Prosecutor of Supreme Public Prosecutors Office
Apr. 1988	Counsellor of Minister’s Secretariat, Ministry of Justice
Apr. 1968	Appointed as Prosecutor of Tokyo District Public Prosecutors Office

Principal Business Activities outside the Company:
None

Notes:

1)	Directors Morio Ikeda, Kensuke Hotta and Noriaki Kano satisfy the requirements for outside director set forth in Article 2, Item 15 of the Corporation Act of Japan.

2)	Corporate auditors Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo satisfy the requirements for outside corporate auditors set forth in Article 2, Item 16 of the Corporation Act of Japan.

3)	The Company introduced an executive officer system in June 1999. As of June 25, 2009, the Company has 30 officers including 6 persons simultaneously holding the position of director. Such persons have been marked with an asterisk in the above table.

4)	There are no family relationships between any of the directors or corporate auditors of the Company.

5)	There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the directors or corporate auditors of the Company were selected as a director or member of senior management.
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
The Company’s Board of Directors meets every month, discusses and adopts resolutions concerning important matters and determines management policies of Komatsu. The Company’s Board of Directors also closely supervises and monitors the performance of management duties by representative and other directors. Three outside directors have been appointed to the Company’s Board of Directors (which consisted of ten persons as of March 31, 2009) to enhance management transparency and objectivity.
With respect to corporate auditors (which consisted of five persons as of March 31, 2009), Komatsu has consistently made sure that at least half of them are outside corporate auditors. Each corporate auditor attends the Company’s Board of Directors meetings and other important meetings and audits the performance of duties by directors. The Board of Corporate Auditors of the Company performs such audit functions by meeting every month, determines audit policies, establishes scope of responsibilities and accountability and receives periodic status update reports from the directors as to the performance of his or her management duties. The Company has established the Office of Auditors’ Staff and assigned 5 employees who work as full-time and part-time assistants to the corporate auditors.
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

c. Collaboration between Corporate Auditors and Independent Public Accounting Firm
When making audit plans, corporate auditors exchange opinions with the contracted independent public accounting firm concerning audit policies, audit items focused upon and audit approaches in order to accomplish effective and efficient auditing. Corporate auditors also observe the independent public accounting firm when the firm audits Komatsu’s business bases, affiliated companies and other related entities. Corporate Auditors and the independent public accounting firm also hold meetings to exchange audit information as needed during a given fiscal year, thus improving mutual collaboration and engaging in expeditious auditing. In addition, Corporate Auditors receive review reports from the independent public accounting firm at the end of the first, second and third quarter and check important matters at the end of the second quarter and fiscal year-end. Furthermore, corporate auditors evaluate the methods and results of the independent public accounting firm by hearing their audit summary and receiving their audit report.
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
In addition to reporting the audit results above to the Board of Corporate Auditors, the Internal Audit Department maintains close and substantive collaborations with corporate auditors, for example, by providing information on a routine basis. There are 23 employees in the Internal Audit Department.
e. Collaboration between the Internal Audit Department and Independent Public Accounting Firm
In assessing the effectiveness of internal control, Internal Audit Department and independent public accounting firm collaborate as needed by exchanging opinions and sharing information.
In order to ensure that each Outside Director and Outside Corporate Auditor can fully play the expected role and that the Company can invite best qualified people in the future, the Company has entered into limited liability agreements that limit the liability of the Outside Corporate Auditors in the event of dereliction of duty in accordance with Article 427, Paragraph 1 of the Corporation Act. The limit on liability provided in said agreement shall be as prescribed by laws and regulations.

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
B. Compensation
In an effort to maintain an objective and transparent remuneration system, the policy and levels of remuneration for Directors and Corporate Auditors of the Company are deliberated by the Compensation Advisory Committee, which consists of four external members (two Outside Corporate Auditors, one Outside Director and one outside expert) and one internal member. Taking its recommendations into consideration, the remuneration for Directors is determined by the Board of Directors and the remuneration for Corporate Auditors is determined by discussions amongst the Corporate Auditors. The remuneration shall be subject to the resolution of the General Meeting of Shareholders, which is required under the Corporation Act of Japan.
With regards to remuneration levels, comparison of other key, globally active manufacturers in Japan is made by the Compensation Advisory Committee and is reflected in its recommendations.
The remuneration for Directors is composed of a fixed, monthly remuneration and a variable remuneration linked to Komatsu’s consolidated performance and stock price fluctuations. The variable remuneration consists of the annual bonus, reflecting business results, and stock options, granted to give Directors the same perspective on earnings as shareholders, both of which have the purpose of motivating the Directors to manage with the aim of enhancing corporate value. The variable remuneration linked to Komatsu’s consolidated performance represents roughly 60% of the total remuneration of the Directors during periods of favorable performance.
The remuneration for Corporate Auditors only consists of a fixed, monthly remuneration designed to support their independent position with authority to audit the execution of duties by the Directors without being influenced by changes in the corporate performance of the Company.

The aggregate compensation, including bonuses and stock options, paid by the Company for the fiscal year ended March 31, 2009 to all directors and corporate auditors for services in all capacities, was ¥729 million. The breakdown of the compensation is set forth below.

Remuneration	Number of	Amount Paid
(including bonuses and stock options to Directors)	Persons Paid	(Millions of Yen)
Directors	12	¥624
Corporate Auditors	6	105

Total	18	¥729

Note:	Of the aggregate remuneration paid to directors and corporate auditors, the amounts of remuneration paid to outside directors and outside corporate auditors are as follows.

Remuneration	Number of	Amount Paid
(including bonuses and stock options to Outside Directors)	Persons Paid	(Millions of Yen)
Outside Directors	5	¥68
Outside Corporate Auditors	3	37

Total	8	¥105

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
Retirement Allowance
At the ordinary general meeting of shareholders held on June 22, 2007, a resolution was passed to abolish the retirement benefit system for directors and corporate auditors and to pay each director and corporate auditor the amount of retirement benefits for the period of service up to June 22, 2007 at the time of their respective retirement. Accordingly, Komatsu did not make any provision for retirement allowance for the fiscal year ended March 31, 2009 and will not make any provision for retirement allowance in the future.
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
During the fiscal year ended March 31, 2009, the Company granted to its Directors 192 Stock Acquisition Rights conferring the right to purchase a total number of 192,000 shares of common stock of the Company. The exercise price for these Stock Acquisition Rights granted as of September 1, 2008 was ¥2,499 per share. These Stock Acquisition Rights are exercisable from September 1, 2009 to August 31, 2016.
The Company plans to resolve an issuance and an allocation of the Stock Acquisition Rights as the stock options to Directors of the Company within the above annual maximum limits at a meeting of the Board of Directors to be held during the fiscal year ending March 31, 2010.
For additional information regarding the stock acquisition rights granted to Directors and certain employees of the Company and Directors of its subsidiaries during the fiscal year ended March 31, 2009, see Item 6.E. “Share Ownership.”
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
D. Employees
The following table shows the number of employees by operating segment as of March 31, 2009, 2008 and 2007.
Number of employees by operating segment

	As of March 31,
	2009	2008	2007
Construction, Mining and Utility Equipment	34,986	34,549	30,420
	(7,354)	(7,408)	(6,090)

Industrial Machinery and Others	4,340	4,251	2,502
	(1,395)	(1,108)	(1,270)

Corporate	529	467	451
	(92)	(72)	(55)

Total	39,855	39,267	33,373
	(8,841)	(8,588)	(7,415)

Notes:

1)	Numbers in parentheses refer to the average number of temporary employees, which is not included in the total numbers of employees in each operating segment.

2)	Number of employees under “Corporate” refers to employees working for administrative departments who cannot be classified into specific operating segments.

3)	The number of employees as of March 31, 2009 increased by 588 as compared to the number as of March 31, 2008. This increase is due primarily to the increase in hiring, including recruitment of non-permanent employees as permanent employees.

4)	Starting with the fiscal year ended March 31, 2009, Komatsu reclassified the forklift truck business of Komatsu Utility Co., Ltd. and the businesses of Komatsu Logistics Corp. (both of which were formerly in the Industrial Machinery, Vehicles and Others operating segment) so that such businesses are part of Komatsu’s construction and mining equipment business, and accordingly, changed its operating segments by renaming the Construction and Mining Equipment operating segment as the Construction, Mining and Utility Equipment operating segment and the Industrial Machinery, Vehicles and Others operating segment as the Industrial Machinery and Others operating segment. As a result of this reclassification, the numbers for the fiscal years ended March 31, 2008 and 2007 in the above table have been retrospectively reclassified using the new operating segments.

The Company has a labor contract with the Komatsu Labor Union covering conditions of employment. This contract, which provides that all employees except management and certain other enumerated personnel must become union members, has been renegotiated every two years and its present term runs until September 2010. The employees of the Company’s principal Japanese subsidiaries are covered by separate labor contracts between such subsidiaries and the unions representing their employees. These contracts contain provisions generally similar to those contained in the Company’s contract with the Komatsu Labor Union. Certain overseas employees of the Company and subsidiaries are also covered by labor contracts between the employer and unions in the relevant locale representing the employees.
Management and the Komatsu Labor Union have negotiations and meetings on a regular basis in order to discuss various issues and share concerns relating to the financial condition of Komatsu. The Company believes that management has a good relationship with the Komatsu Labor Union.
E. Share Ownership
The following table sets forth the number of shares owned by the directors and corporate auditors of the Company as of May 31, 2009.

		Number of shares
Name	Position	(in thousands)
Masahiro Sakane	Chairman of the Board, Representative Director	97
Kunio Noji	President, Representative Director	68
Yoshinori Komamura	Director	26
Yasuo Suzuki	Director	23
Kenji Kinoshita	Director	24
Masao Fuchigami	Director	13
Tetsuji Ohashi	Director	10
Morio Ikeda	Director	1
Kensuke Hotta	Director	1
Noriaki Kano	Director	6
Masaji Kitamura	Corporate Auditor (Full time)	10
Kyoji Torii	Corporate Auditor (Full time)	17
Makoto Okitsu	Corporate Auditor	—
Hiroyuki Kamano	Corporate Auditor	3
Kunihiro Matsuo	Corporate Auditor	—

Total		303

Note:	The number of shares for each director and corporate auditor are rounded down. Accordingly, the sum of the amounts indicated in the “Number of shares (in thousands)” column may not add up to the figure provided as the “Total.”

Each of the directors and corporate auditors owns less than one percent of the issued and outstanding shares of common stock of the Company. The number of shares listed above does not include options that are exercisable for shares of the Company’s common stock. Directors and corporate auditors are entitled to voting rights that do not differ in any respect from voting rights granted to other shareholders of the common stock of the Company.
As noted in Item 6.B. “Compensation,” during the fiscal year ended March 31, 2009, directors of the Company were granted 192 Stock Acquisition Rights (conferring the right to purchase a total number of 192,000 shares of common stock of the Company), and the exercise price for these Stock Acquisition Rights granted as of September 1, 2008 was ¥2,499 per share. These Stock Acquisition Rights are exercisable from September 1, 2009 to August 31, 2016.
Pursuant to approval by the shareholders at the ordinary general meeting of shareholders, certain employees of the Company and directors of major subsidiaries of the Company were granted in the aggregate 271 Stock Acquisition Rights (conferring the right to purchase a total number of 271,000 shares of common stock of the Company) during the fiscal year ended March 31, 2009. The exercise price for these Stock Acquisition Rights granted as of September 1, 2008 was ¥2,499 per share. These Stock Acquisition Rights are exercisable from September 1, 2009 to August 31, 2016.
At the 140th ordinary general meeting of shareholders held on June 24, 2009, it was approved that the Company grant no more than 403 Stock Acquisition Rights (the number of shares of common stock of the Company subject to Stock Acquisition Rights is 403,000 shares) as stock options to employees of the Company and directors of major subsidiaries of the Company. It was also approved that the Company’s Board of Directors is given the authority to issue such Stock Acquisition Rights.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table shows the number of the Company’s shares held by the 10 major shareholders of the Company and their ownership percentage as of March 31, 2009.
Major Shareholders as of March 31, 2009

	Number of Shares Held	Percentage
Name of Major Shareholders	(in thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	62,830	6.29
The Master Trust Bank of Japan, Ltd. (Trust Account)	51,689	5.17
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	49,046	4.91
Taiyo Life Insurance Company	42,000	4.20
Nippon Life Insurance Co.	33,283	3.33
Sumitomo Mitsui Banking Corporation	17,835	1.78
JPMorgan Chase Bank 380055	17,593	1.76
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	14,785	1.48
NIPPONKOA Insurance Co., Ltd.	13,962	1.39
Komatsu Employees Shareholding Association	11,175	1.11

Total of Top 10 Shareholders	314,202	31.45

Notes:

1)	The figures for each shareholder are rounded. Accordingly, the sum of the amounts indicated in each column does not necessarily add up to the figures provided as “Total of Top 10 Shareholders.”

2)	30,340 thousand shares of treasury stock held by the Company are excluded from the Major Shareholders list above.

3)	Shares held by the Japan Trustee Services Bank, Ltd. and The Master Trust Bank of Japan, Ltd. are held through trusts.
To the best knowledge of the Company, no significant change has occurred in the ownership percentage of the major shareholders listed above during the past three years except for the following changes in ownership as of March 31, 2009 as compared to March 31, 2008: (1) the increase of Japan Trustee Services Bank, Ltd. (Trust Account 4G)’s ownership percentage to 4.91% from 0.0%, JP Morgan Chase Bank 380055’s ownership percentage to 1.76% from 0.07% and The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders’ ownership percentage to 1.48% from 0.0%, and (2) the decrease of The Master Trust Bank of Japan, Ltd. (Trust Account)’s ownership percentage to 5.17% from 6.56%.
The Company’s major shareholders are not entitled to any voting rights that are not provided to the other shareholders.
As of March 31, 2009, 11.8% of the shares of common stock issued (998,744,060 shares) were held of record by 153 residents of the United States.
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

B. Related Party Transactions
In the ordinary course of business, Komatsu purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. Komatsu regularly has trade accounts and other receivables payable by, and accounts payable to, its affiliates accounted for by the equity method. Furthermore, Komatsu has made loans to or received borrowings from its affiliates accounted for by the equity method for the fiscal year ended March 31, 2009. Komatsu believes all of these transactions with, and loans to and borrowings from, its affiliates accounted for by the equity method to be arms-length transactions. In addition, Komatsu does not consider the amounts of these transactions with, or loans to or borrowings from, its affiliates accounted for by the equity method to be material to its business.
For additional information, see Note 8 to the Consolidated Financial Statements included elsewhere in this report.
C. Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
See the Consolidated Financial Statements and Notes to Consolidated Financial Statements included in the Company’s Financial Report to Shareholders for the fiscal year ended March 31, 2009 attached hereto and incorporated herein by reference.
Legal Proceedings
Komatsu is involved in certain legal actions and claims arising out of the ordinary course of its business. It is the opinion of Komatsu’s management and its legal counsel that such litigation and claims will be resolved without any material effect on Komatsu’s financial position or profitability.
Dividend Policy
The Company makes effort to provide steady dividend payments, taking into consideration the consolidated business results in determining the amount of profit to redistribute. The Company’s goal is to provide a consolidated dividend payout ratio of 20% or higher and the Company maintains a policy of not decreasing dividends as long as the consolidated payout ratio does not surpass 40%. The Company distributes dividends twice a year (i.e., year-end dividends and interim dividends). The resolutions for the distributions of year-end dividends and of interim dividends are adopted at the ordinary general meeting of shareholders and at the meeting of the Board of Directors. For the fiscal year ended March 31, 2009, the Company set interim dividends of ¥22.0 per share, and year-end dividends of ¥18.0 per share, for a total annual per share dividend of ¥40.0.

Any retained earnings will be used to expand Komatsu’s business and to strengthen its business bases by making effective investments to further globalize its operations and to develop and introduce new products using the technologies in which Komatsu enjoys technological advantages.
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
In the United States, the Company’s American Depositary Shares (“ADSs”), each representing four shares of common stock, are traded over-the-counter in the form of ADRs and are issued and exchanged by The Bank of New York Mellon in New York as the depositary. The Bank of New York Mellon replaced Citibank, N.A. as depositary on September 29, 2008.
As of March 31, 2009, 967,822,292 shares were outstanding out of a total of 998,744,060 shares of common stock issued. This incorporates 3,696,424 ADSs (equivalent to 14,785,696 shares of common stock, or approximately 1.5% of the total number of shares of common stock outstanding) held by 11 registered ADR holders.

The following table sets forth the reported high and low sales prices of the Company’s stock on the TSE and the reported high and low sales prices of ADSs for the periods indicated.

	TSE		ADS
	(Japanese Yen)		(U.S. dollars)
Period	High	Low	High	Low

Annual highs and lows
The fiscal year ended March 31, 2005	837	583	31.88	21.30
The fiscal year ended March 31, 2006	2,255	715	76.25	26.90
The fiscal year ended March 31, 2007	2,870	1,857	95.20	66.40
The fiscal year ended March 31, 2008	4,090	2,175	138.74	82.75
The fiscal year ended March 31, 2009	3,440	702	130.50	32.75

Quarterly highs and lows
The fiscal year ended March 31, 2008
1st quarter	3,680	2,410	117.75	82.75
2nd quarter	3,990	2,870	134.75	109.25
3rd quarter	4,090	2,780	138.74	99.60
4th quarter	2,955	2,175	115.55	84.95

The fiscal year ended March 31, 2009
1st quarter	3,440	2,600	130.50	104.25
2nd quarter	3,050	1,603	113.24	60.00
3rd quarter	1,730	702	63.50	32.75
4th quarter	1,323	897	55.59	38.41

Monthly highs and lows
December 2008	1,196	904	54.00	37.80
January 2009	1,323	897	55.59	39.80
February 2009	1,098	912	47.50	38.41
March 2009	1,232	952	50.54	38.46
April 2009	1,310	1,090	52.78	45.01
May 2009	1,410	1,214	58.80	49.86
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
III. Directors
The Corporation Act of Japan provides that the Directors must refrain from engaging in any business competing with the Company (Art. 356, Paragraph 1, Item 1) or effecting a transaction involving a conflict of interest (Art. 356, Paragraph 1, Items 2 and 3) unless approved by the Board of Directors (Art. 365, Paragraph 1, Art. 356, Paragraph 1). It also provides that any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution (Art. 369, Paragraph 2). Neither the Articles of Incorporation nor the Rules of the Board of Directors of the Company have any additional provisions regarding a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested. The Corporation Act of Japan does not have an explicit provision concerning a director’s obligation not to use the corporation’s opportunity for his or her personal benefit or for the benefit of a third party, although such a conduct may be restricted by the duty of faithfulness (Art. 355).
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
In addition to those, the “Act for Partial Revision of the Act on Transfer of Bonds for Streamlining Settlement Concerning Stock Trading” (Act No. 88 of 2004; hereinafter, the “Act for Streamlining Settlement of Stock”) came into force as of January 5, 2009. As the Act for Streamlining Settlement of Stock applies to the handling of shares of listed companies, the Company made amendments to its current Articles of Incorporation at the latest general shareholders’ meeting.
General
The Company’s authorized share capital is 3,955,000,000 shares, of which 998,744,060 shares were issued as of May 31, 2009. Under the Corporation Act of Japan and the Act for Streamlining Settlement of Stock, the listed companies issue no share certificates and any share certificates of such companies are invalid after January 5, 2009, though the holder of the share certificates may apply for registration through certain procedure until January 5, 2010. Shares of such companies must be registered, and are transferable by an agreement between the transferor and the transferee but such transfer may not be asserted against a third party without its registration. In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on the shareholder register under the Corporation Act of Japan, in accordance with the Company’s Share Handling Regulations.
A holder of shares must register its shares in the transfer account of the Japan Securities Depository Center, Inc. (hereinafter referred to as “JASDEC”) or the account management institutions of the securities companies, etc. at which shareholders have established transfer accounts (hereinafter referred to as the “Securities Companies”). Modification of entries in the shareholders’ register shall be generally made through notifications from JASDEC, including notifications and the like for all shareholder information (excluding such notices as set forth in Article 154 Paragraph 3 of the Law Concerning the Book-Entry Transfer of Corporate Bonds and Shares, etc.). A shareholder shall place his/her name and address etc. on file through Securities Companies and JASDEC, as prescribed by JASDEC. If a shareholder resides in a foreign country, he/she or his/her statutory agent shall appoint a standing proxy in Japan or specify a place in Japan to receive notices, and shall place the name or title and address of the standing proxy and the place to receive notice on file through Securities Companies and JASDEC, as prescribed by JASDEC.

When a shareholder makes any request or exercises any other shareholders’ right, he/she shall attach or provide items attesting that he/she made the request by himself/herself. Provided, however, that this shall not apply when it can be verified by the Company that the request was made by the shareholder himself/herself.
The registered holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights.
Rights of Shareholders
-Dividends from Surplus.
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
-Stock Splits.
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
-Japanese Unit Share System.
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
-Transferability of Shares Representing Less than One Unit.
After January 5, 2009, shares representing less than one unit are automatically registered in the transfer account, and upon such registration shares representing less than one unit may be transferable through the book entry system, although such shares may not be sold in the market under the rules of the relevant stock exchange. A holder of shares representing less than one unit also continues to collect such shares so that they constitute one unit and then sell them as a unit of shares in the market.

As the transfers of ADRs do not require a change in the ownership of the underlying shares, holders of ADRs evidencing ADSs, that constitute less than one unit of shares are not affected by these restrictions in their ability to transfer the ADRs. However, because transfers of less than one unit of the underlying shares are not normally permitted in the market in Japan, the deposit agreement provides that the right of ADR holders to surrender their ADRs and withdraw the underlying shares for sale in Japan may only be exercised as to whole units.
-Right of a Holder of Shares Representing Less than One Unit to Require the Company to Purchase Its Shares.
A holder of shares representing less than one unit may, at any time, require the Company to purchase their shares through Securities Companies and JASDEC. These shares will be purchased at (a) the closing price of the shares of the Company reported by the Tokyo Stock Exchange on the day on which the application for the purchase request reached the handling office of the transfer agent, multiplied by the number of shares or (b) in case that no trading is effected at the Tokyo Stock Exchange on that day, the price of the first trade effected thereafter, multiplied by the number of shares. As a practical matter, however, because holders of ADRs representing less than one unit are not able to withdraw the underlying shares from deposit, these holders will not be able to exercise this right.
-Right of a Holder of Shares Representing Less than One Unit to Purchase from the Company its Shares up to a Whole Unit.
The Articles of Incorporation of the Company provide that in the case that a shareholder holding Less-Than-One-Unit Shares requests that the Company sell a certain number of Less-Than-One-Unit Shares so that the shares owned by such shareholder combined with such additional shares may constitute one unit through Securities Companies and JASDEC. These shares will be sold at (a) the closing price of the share of the Company reported at a market operated by the Tokyo Stock Exchange on the day on which the application for additional purchase become effective, multiplied by the number of shares applied for additional purchase or (b) in the case that no trading is effected on such day or if the Tokyo Stock Exchange is closed on such day, the price at which the share of the Company is first traded thereafter, multiplied by the number of shares applied for additional purchase.
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
-Ordinary and Extraordinary General Meeting of Shareholders.
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
-Voting Rights.
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
-Share Acquisition Rights.
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

-Liquidation Rights.
In the event of liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.
-Liability to Further Calls or Assessments.
All of the Company’s currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.
- Transfer Agent.
Mitsubishi UFJ Trust and Banking Corporation (“Mitsubishi UFJ Trust”) is the transfer agent for the Company’s shares. Mitsubishi UFJ Trust’s office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan. Mitsubishi UFJ Trust maintains the Company’s register of shareholders and records transfers of record ownership.
-Record Date.
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

-Acquisition of Own Shares.
Under the Corporation Act of Japan, the Company may acquire its shares for any purposes subject to the authorization of shareholders at a general shareholders’ meeting. In addition, the Company is authorized to purchase its shares pursuant to a resolution of the board of directors pursuant to its Articles of Incorporation. The acquisition is generally subject to the condition that the aggregate amount of the purchase price must not exceed the distributable amount of surplus mentioned in “Dividends from Surplus.”
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
-Holding of Shares by Foreign Investors.
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
In the absence of any applicable treaty or agreement reducing the maximum rate of withholding tax, the standard rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock of the Company) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals), except for any individual shareholder who holds 5% or more of the total shares issued by the relevant Japanese corporation, the aforementioned standard 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2011 and (ii) 15% for dividends due and payable on or after January 1, 2012.
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
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
General
The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership, and disposition of shares of common stock and ADSs of the Company to U.S. holders (as defined below). This summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership and disposition of shares of common stock or ADSs. This summary applies only to shares of common stock and ADSs acquired by U.S. holders and held as capital assets, within the meaning of section 1221(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and does not apply to persons in special tax situations, including, but not limited to, a person with a functional currency other than the U.S. dollar, a person that actually or constructively owns 10% or more of the Company’s voting stock, a tax-exempt organization, a bank, a financial institution, a real estate investment trust, a regulated investment company, a partnership or other flow-through entity, a dealer in securities or currencies, an insurance company, a securities trader electing to account for its investment in shares of common stock or ADSs on a mark-to-market basis, a person that owns shares of common stock or ADSs through a partnership or other entity treated as a partnership for U.S. federal income tax purposes or through a flow-through entity, a person who acquired shares of common stock or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation, or a person holding shares of common stock or ADSs in a hedging transaction or as part of a straddle or conversion transaction or other integrated financial transaction. In addition, this summary does not address the application, or the potential application, of the alternative minimum tax.
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

Taxation of Distributions on Shares of Common Stock or ADSs
Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of distributions paid on shares of common stock or ADSs, other than certain pro rata distributions of shares of common stock, will generally be taxable as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported (where required) to U.S. holders as dividends. Such dividends will include any amounts withheld in respect of Japanese taxes and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.
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
Passive Foreign Investment Company Rules
The Company believes that it should not be a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2009. In general, the Company will be a PFIC for any taxable year in which (i) at least 75% of its gross income is passive income, or (ii) the average percentage of its assets, as determined under applicable provisions of U.S. federal income tax laws, during the taxable year which produce passive income or which are held for the production of passive income is at least 50%. Passive income for this purpose generally includes dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions and certain other types of income. The PFIC determination is made annually and generally will depend upon the composition of the Company’s income and assets. There can be no assurance that the Company has not been, is not or will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held shares of common stock or ADSs, certain adverse tax consequences could apply to such U.S. holder.
If the Company were treated as a PFIC for any taxable year during which a U.S. holder held shares of common stock or ADSs, any gain recognized by the U.S. holder on the disposition of such shares of common stock or ADSs as well as any “excess distribution” received by the U.S. holder (i.e., generally, any distribution in respect of shares of common stock or ADSs in excess of 125% of the average of the annual distributions on such securities received by a U.S. holder during the preceding three taxable years or such U.S. holder’s holding period, whichever is shorter) would be allocated ratably to each day in the U.S. holder’s holding period for such securities. The amount of any such gain or excess distribution allocable to the year of the disposition or distribution or to any year before the Company became a PFIC will be taxed as ordinary income. The amount of any such gain or distribution allocable to taxable years in which the Company was a PFIC and thereafter, other than the year of the disposition or distribution, would be subject to tax at the highest rate in effect in each such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts.

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
In addition, if the Company were treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% tax rate with respect to qualified dividend income, discussed above under “Taxation of Distributions on Shares of Common Stock or ADSs,” would not apply.
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

F. Dividends and Paying Agents
Not applicable.
G. Statements by Experts
Not applicable.
H. Documents on Display
The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files annual reports on Form 20-F and other reports on Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”). These materials, including this annual report and exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC in the U.S. at 1-800-SEC-0330. The materials filed via the Electronic Data Gathering, Analysis, and Retrieval system are also available for inspection on the SEC’s website (http://www.sec.gov).
I. Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Market Risk Exposure
Komatsu is exposed to market risk primarily from changes in foreign currency exchange rates and interest rates with respect to its international operations and foreign currency denominated receivables and debts. In order to manage these risks that arise in the normal course of its business, Komatsu has entered into various derivative financial transactions pursuant to its policies and procedures. Komatsu does not enter into derivative financial transactions for trading or speculative purposes. Komatsu is exposed to credit-related losses in the event of nonperformance by counterparties to the derivative financial instruments. However, because of the counterparties’ credit ratings, Komatsu does not expect any of its existing counterparties to default on their obligations.
Foreign Exchange Risk
To reduce foreign exchange risks against foreign currency denominated assets, liabilities and certain forecasted transactions, Komatsu executes forward exchange contracts and option contracts in a range of 50% to 100% based on its projected cash flow in foreign currencies. The following table provides information concerning derivative financial instruments of Komatsu in relation to foreign currency exchange transactions that existed as of March 31, 2009, which are translated into Japanese yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2009. The notional amount of option contracts was ¥1,011 million (U.S.$10 million).

Forward Exchange Contracts

	Millions of yen (except average contractual rates)
Forwards to sell foreign currencies:	US$/Yen	EUR/Yen	US$/EUR	Others	Total
Contract amounts	¥19,265	¥3,026	¥2,112	¥6,465	¥30,868
Average contractual rates	95.88Yen/US$	142.59Yen/EUR	0.73EUR/US$	—	—
Fair value	(425)	425	(67)	143	76

	Millions of yen (except average contractual rates)
Forwards to buy foreign currencies:	Yen/Yuan	GBP/EUR	Yen/ZAR	Others	Total
Contract amounts	¥10,044	¥8,109	¥4,789	¥25,482	¥48,424
Average contractual rates	12.78Yen/Yuan	0.92GBP/EUR	10.29Yen/ZAR	—	—

Fair value	(26)	(54)	26	(536)	(590)
Almost all of the above forward exchange contracts are expected to mature during the fiscal year ending March 31, 2010.
Currency Option

	Millions of yen (except average contractual rates)
Purchase to sell foreign currencies:	US$/EUR	Others	Total
Contract amounts	¥295	—	¥295
Average contractual rates	1.355US$/EUR	—	—
Fair value	6	—	6

	Millions of yen (except average contractual rates)
Purchase to buy foreign currencies:	GBP/EUR	Others	Total
Contract amounts	¥716	—	¥716
Average contractual rates	0.929EUR/GBP	—	—
Fair value	14	—	14
All of the above currency options are expected to mature during the fiscal year ending March 31, 2010.

For the convenience of the reader, the below tables provide the U.S. dollar equivalent of the Japanese yen contract amounts for each transaction set forth in the above tables, calculated at the rate of U.S.$1.00 to ¥99.
Forward Exchange Contracts

	Thousands of U.S. dollars
Forwards to sell foreign currencies:	US$/Yen	EUR/Yen	US$/EUR	Others	Total
Contract amounts	$194,596	$30,566	$21,333	$65,303	$311,798
Fair value	(4,293)	4,293	(677)	1,444	768

	Thousands of U.S. dollars
Forwards to buy foreign currencies:	Yen/Yuan	GBP/EUR	Yen/ZAR	Others	Total
Contract amounts	$101,455	$81,909	$48,374	$257,393	$489,131
Fair value	(263)	(545)	263	(5,414)	(5,960)
Currency Option

	Thousands of U.S. dollars
Purchase to sell foreign currencies:	US$/EUR	Others	Total
Contract amounts	$2,977	—	$2,977
Fair value	59	—	59

	Thousands of U.S. dollars
Purchase to buy foreign currencies:	GBP/EUR	Others	Total
Contract amounts	$7,235	—	$7,235
Fair value	138	—	138
Interest Rate Risk
To reduce interest rate risk, Komatsu has engaged in certain interest rate swaps, cross-currency swaps and interest cap option transactions for interest payments and interest receipts. Certain interest rate swap contracts are not qualified as hedges for financial reporting purposes and are recorded at the fair value with the gains and losses thereof recognized as income and expense.

The following tables provide information concerning long-term debt excluding capital lease obligations (including due within one year), interest rate swaps, cross-currency swaps and interest caps. For debt obligations, the tables present the weighted average interest rate, fair value and principal cash flows by expected maturity dates. For interest rate swaps and cross-currency swaps, the following tables present the weighted average receive and pay interest rates, fair value and notional amounts. For interest caps, the following tables present average strike rates, fair value and notional amounts.
Long-term debt excluding capital lease obligations (including due within one year)

		Millions of yen
	Average			Expected maturity date
	interest rate	Fair value	Total	2010	2011	2012	2013	2014	Thereafter
Japanese yen bonds	1.55%	¥58,669	¥60,200	¥10,200	¥—	¥—	¥20,000	¥30,000	¥—
Euro medium-term notes (relating to variable interest rate)	1.81%	63,332	56,018	16,714	17,801	18,763	891	1,849	—
Loans, principally from banks (relating to variable interest rate)	3.46%	47,351	47,351	10,877	12,253	11,731	9,091	3,318	81
Loans, principally from banks (relating to fixed interest rate)	1.94%	119,142	122,486	22,758	39,214	42,992	3,040	13,003	1,479

Total		¥288,494	¥286,055	¥60,549	¥69,268	¥73,486	¥33,022	¥48,170	¥1,560

Interest rate swaps, cross-currency swaps and interest caps

	Average		Millions of yen
	interest rate				Expected maturity date
	Receive	Pay	Fair value	Total	2010	2011	2012	2013	2014	Thereafter
U.S. dollar interest rate swap	0.36%	3.54%	¥(2,975)	¥114,580	¥61,763	¥33,308	¥15,819	¥3,690	¥—	¥—
Yen/US$ cross- currency swap	1.20%	1.76%	8,314	49,072	19,089	8,500	19,795	1,688	—	—
EUR interest rate swap	3.88%	4.18%	(837)	31,066	10,766	10,936	5,981	2,781	602	—
Yen/EUR cross- currency swap	1.10%	3.18%	1,963	20,922	11,000	—	7,922	—	2,000	—
EUR interest cap	—	4.58%	27	11,114	4,622	6,492	—	—	—	—

Total			¥6,492	¥226,754	¥107,240	¥59,236	¥49,517	¥8,159	¥2,602	¥—

For the convenience of the reader, the below tables provide the U.S. dollar equivalent of the Japanese yen contract amounts for each transaction set forth in the above tables, calculated at the rate of U.S.$1.00 to ¥99.
Long-term debt excluding capital lease obligations (including due within one year)

		Thousands of U.S. dollars
	Average			Expected maturity date
	interest rate	Fair value	Total	2010	2011	2012	2013	2014	Thereafter
Japanese yen bonds	1.55%	$592,616	$608,081	$103,030	$—	$—	$202,021	$303,030	$—
Euro medium-term notes (relating to variable interest rate)	1.81%	639,717	565,838	168,828	179,808	189,525	9,000	18,677	—
Loans, principally from banks (relating to variable interest rate)	3.46%	478,293	478,293	109,869	123,768	118,495	91,828	33,515	818
Loans, principally from banks (relating to fixed interest rate)	1.94%	1,203,455	1,237,232	229,879	396,101	434,263	30,707	131,343	14,939

Total		$2,914,081	$2,889,444	$611,606	$699,677	$742,283	$333,556	$486,565	$15,757

Interest rate swaps, cross-currency swaps and interest caps

	Average		Thousands of U.S. dollars
	interest rate				Expected maturity date
	Receive	Pay	Fair value	Total	2010	2011	2012	2013	2014	Thereafter
U.S. dollar interest rate swap	0.36%	3.54%	$(30,050)	$1,157,373	$623,869	$336,443	$159,789	$37,272	$—	$—
Yen/US$ cross-currency swap	1.20%	1.76%	83,980	495,677	192,818	85,859	199,949	17,051	—	—
EUR interest rate swap	3.88%	4.18%	(8,454)	313,798	108,747	110,465	60,414	28,091	6,081	—
Yen/EUR cross-currency swap	1.10%	3.18%	19,828	211,333	111,111	—	80,020	—	20,202	—
EUR interest cap	—	4.58%	273	112,263	46,687	65,576	—	—	—	—

Total			$65,577	$2,290,444	$1,083,232	$598,343	$500,172	$82,414	$26,283	$—

For additional information about derivative financial instruments, see Note 20 to the Consolidated Financial Statements included elsewhere in this report.
Item 12. Description of Securities Other than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Evaluation of disclosure controls and procedures
Komatsu’s management performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer. Based on Komatsu’s evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of March 31, 2009, the end of the period covered by this report, the disclosure controls and procedures were adequate and effective.
Management’s report on internal control over financial reporting
The management of Komatsu is responsible for establishing and maintaining adequate internal control over financial reporting. Komatsu’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Komatsu’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Komatsu, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of Komatsu are being made only in accordance with authorizations of management and directors of Komatsu and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Komatsu’s assets that could have a material effect on its financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of Komatsu’s internal control over financial reporting as of March 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework.

Based on its assessment, management concluded that, as of March 31, 2009, Komatsu’s internal control over financial reporting was effective.
Komatsu’s independent registered public accounting firm, KPMG AZSA & Co., has issued an audit report on the effectiveness of Komatsu’s internal control over financial reporting as of March 31, 2009. Their report appears in Item 18.
Changes in internal control over financial reporting
There has been no change in Komatsu’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
The Board of Corporate Auditors of the Company has determined that Mr. Kyoji Torii qualifies as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Torii meets the independence requirements imposed on corporate auditors under the Corporation Act of Japan. Mr. Torii has long engaged in accounting-related duties at the Company, and has extensive experience and expertise regarding financial affairs and accounting matters. Since joining the Company in 1974, Mr. Torii has worked in the fields of accounting and finance. Mr. Torii served as the chief project manager of the Tax & Corporate Controlling Dept. from 1998 to 1999, the general manager of the Affiliated Companies Dept. from 1999 to 2002 and the general manager of the Planning & Administration Dept., Defense Systems Division from 2007 to 2009.
Mr. Torii was elected as one of the corporate auditors of the Company at the ordinary general meeting of shareholders held in June 2009. See Item 6.A. for additional information regarding Mr. Torii.
Item 16B. Code of Ethics
In order to ensure that Komatsu’s business is conducted honestly, ethically and in compliance with applicable laws, rules and regulations by its senior officers (including directors, executive officers, presidents of divisions, general managers of administrative departments at the Company as well as managers of the Finance & Treasury and Corporate Accounting departments at the Company), Komatsu has adopted the “Code of Ethics for Senior Officers” that stipulates the ethical duties and rules of conduct that its senior officers are required to comply with. This “Code of Ethics for Senior Officers” has been filed as Exhibit 11 hereto.

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
No amendments have been made to the “Code of Ethics for Senior Officers” or the “Komatsu’s Code of Worldwide Business Conduct” during the fiscal year ended March 31, 2009.
Item 16C. Principal Accountant Fees and Services
Audit and Non-Audit Fees
KPMG AZSA & Co. and the various member firms of KPMG International served as Komatsu’s principal independent registered public accounting firm for the fiscal years ended March 31, 2009 and 2008. Set forth below are the fees for services rendered by KPMG AZSA & Co. and the various member firms of KPMG International for the fiscal years ended March 31, 2009 and 2008.

	(Millions of Yen)
	Fiscal Year ended March 31,
	2009	2008
Audit fees	¥1,812	¥1,637
Audit-related fees	27	62
Tax fees	48	124
All other fees	4	91

Total	¥1,891	¥1,914

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
For the fiscal year ended March 31, 2009, no services were provided for which pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
Not applicable.

PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
See Consolidated Financial Statements attached hereto.
Item 19. Exhibits

1.1	Articles of Incorporation of Komatsu Ltd., as amended (Translation)

1.2	Regulations of The Board of Directors (Translation)

2	Share Handling Regulations, as amended (Translation)

8
Significant subsidiaries of Komatsu Ltd., including additional subsidiaries that management has deemed to be significant, as of March 31, 2009 (See “Item 4. Information on the Company - Organizational Structure”)

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

KOMATSU LTD.
Date: June 30, 2009	By:	/s/ Kenji Kinoshita
		Name:	KENJI KINOSHITA
Position: Director and Senior Executive Officer, Chief Financial Officer

KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Komatsu Ltd.:
We have audited the accompanying consolidated balance sheets of Komatsu Ltd. and subsidiaries as of March 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2009 expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and subsidiaries as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
The accompanying consolidated financial statements as of and for the year ended March 31, 2009 have been translated into United States dollars solely for convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.
/s/ KPMG AZSA & Co.
Tokyo, Japan
June 30, 2009

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Komatsu Ltd.:
We have audited the internal control over financial reporting of Komatsu Ltd. and subsidiaries as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting, which appears in Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, Komatsu Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Komatsu Ltd. and subsidiaries as of March 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2009, expressed in Japanese yen, and our report dated June 30, 2009 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG AZSA & Co.
Tokyo, Japan
June 30, 2009

Consolidated Balance Sheets
Komatsu Ltd. and Consolidated Subsidiaries
March 31, 2009 and 2008

			Thousands of
			U.S. dollars
	Millions of yen		(Note 1)
Assets	2009	2008	2009
Current assets
Cash and cash equivalents	¥90,563	¥102,010	$914,778
Time deposits	44	97	444
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥15,330 million ($154,848 thousand) in 2009 and ¥11,470 million in 2008 (Notes 1, 5, 10 and 26)	373,901	523,624	3,776,778
Inventories (Notes 1 and 6)	507,357	518,441	5,124,818
Deferred income taxes and other current assets (Notes 1, 7, 10, 16, 20, 21, 22, 24 and 26)	131,374	129,505	1,327,010

Total current assets	1,103,239	1,273,677	11,143,828

Long-term trade receivables (Note 5)	102,969	89,695	1,040,091

Investments
Investments in and advances to affiliated companies (Notes 1 and 8)	19,249	22,884	194,434
Investment securities (Notes 1, 7, 21 and 22)	53,854	79,479	543,980
Other	12,017	11,575	121,384

Total investments	85,120	113,938	859,798

Property, plant and equipment—less accumulated depreciation (Notes 1, 9, 10 and 17)	525,462	491,146	5,307,697

Goodwill (Notes 1 and 11)	28,661	31,833	289,505

Other intangible assets (Notes 1 and 11)	60,346	61,916	609,556

Deferred income taxes and other assets (Notes 1, 16, 20, 21, 22 and 26)	63,262	42,941	639,010

	¥1,969,059	¥2,105,146	$19,889,485

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

			Thousands of
			U.S. dollars
	Millions of yen		(Note 1)
Liabilities and Shareholders’ Equity	2009	2008	2009
Current liabilities
Short-term debt (Notes 10 and 12)	¥220,087	¥108,890	$2,223,101
Current maturities of long-term debt (Notes 10, 12, 17 and 21)	87,662	107,928	885,475
Trade notes, bills and accounts payable	214,375	387,104	2,165,404
Income taxes payable (Note 16)	10,818	52,453	109,273
Deferred income taxes and other current liabilities (Notes 1, 16, 20, 21, 22 and 24)	199,345	205,157	2,013,586

Total current liabilities	732,287	861,532	7,396,839

Long-term liabilities
Long-term debt (Notes 10, 12, 17 and 21)	292,106	235,277	2,950,566
Liability for pension and retirement benefits (Notes 1 and 13)	53,822	38,910	543,656
Deferred income taxes and other liabilities (Notes 1, 16, 20, 21 and 22)	42,510	52,062	429,394

Total long-term liabilities	388,438	326,249	3,923,616

Minority interests	33,393	30,239	337,303

Commitments and contingent liabilities (Note 19)	—	—	—

Shareholders’ equity (Notes 1 and 14)
Common stock:
Authorized 3,955,000,000 shares in 2009 and 2008
Issued 998,744,060 shares in 2009 and 2008
Outstanding 967,822,292 shares in 2009 and 995,103,847 shares in 2008	67,870	67,870	685,555
Capital surplus	140,092	138,170	1,415,070
Retained earnings:
Appropriated for legal reserve	28,472	26,714	287,596
Unappropriated	719,222	685,986	7,264,869
Accumulated other comprehensive income (loss) (Notes 1, 7, 13 and 15)	(105,744)	(28,779)	(1,068,121)
Treasury stock at cost, 30,921,768 shares in 2009 and 3,640,213 shares in 2008 (Notes 14)	(34,971)	(2,835)	(353,242)

Total shareholders’ equity	814,941	887,126	8,231,727

	¥1,969,059	¥2,105,146	$19,889,485

Consolidated Statements of Income
Komatsu Ltd. and Consolidated Subsidiaries
Years ended March 31, 2009, 2008 and 2007

				Thousands of
				U.S. dollars
	Millions of yen			(Note 1)
	2009	2008	2007	2009
Net sales (Notes 1 and 8)	¥2,021,743	¥2,243,023	¥1,893,343	$20,421,646
Cost of sales (Notes 17 and 25)	1,510,408	1,590,963	1,356,511	15,256,646
Selling, general and administrative expenses (Notes 17 and 25)	322,677	317,474	287,086	3,259,364
Impairment loss on long-lived assets (Note 1, 9 and 25)	16,414	2,447	81	165,798
Impairment loss on goodwill (Note 1 and 11)	2,003	2,870	—	20,232
Other operating income (expenses), net (Note 25)	(18,293)	3,581	(4,924)	(184,778)

Operating income	151,948	332,850	244,741	1,534,828

Other income (expenses), net (Note 25)	(23,166)	(10,640)	(8,250)	(234,000)
Interest and dividend income	8,621	10,265	8,532	87,081
Interest expense	(14,576)	(16,699)	(15,485)	(147,232)
Other, net	(17,211)	(4,206)	(1,297)	(173,849)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	128,782	322,210	236,491	1,300,828

Income taxes (Notes 1 and 16)
Current	60,511	104,142	76,102	611,222
Deferred	(18,218)	11,652	3,643	(184,020)

Total	42,293	115,794	79,745	427,202

Income from continuing operations before minority interests and equity in earnings of affiliated companies	86,489	206,416	156,746	873,626
Minority interests in income of consolidated subsidiaries	(8,088)	(9,435)	(6,580)	(81,697)
Equity in earnings of affiliated companies	396	6,845	3,098	4,000

Income from continuing operations	78,797	203,826	153,264	795,929

Income from discontinued operations less applicable income taxes (Note 4)	—	4,967	11,374	—

Net income	¥78,797	¥208,793	¥164,638	$795,929

	Yen			U.S. cents
Per share data (Notes 1 and 18):
Income from continuing operations:
Basic	¥79.95	¥204.88	¥154.25	¢ 80.76
Diluted	79.89	204.61	153.97	80.70
Income from discontinued operations:
Basic	—	4.99	11.45	—
Diluted	—	4.98	11.43	—
Net income:
Basic	79.95	209.87	165.70	80.76
Diluted	79.89	209.59	165.40	80.70

Cash dividends per share (Note 1)	44.00	38.00	23.00	44.44

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity
Komatsu Ltd. and Consolidated Subsidiaries
Years ended March 31, 2009, 2008 and 2007

				Thousands of
				U.S. dollars
	Millions of yen			(Note 1)
	2009	2008	2007	2009
Common stock
Balance, beginning of year	¥67,870	¥67,870	¥67,870	$685,555

Balance, end of year	¥67,870	¥67,870	¥67,870	$685,555

Capital surplus
Balance, beginning of year	¥138,170	¥137,155	¥136,137	$1,395,657
Sales of treasury stock	1,570	417	394	15,858
Issuance and exercise of stock acquisition rights (Notes 1 and 14)	352	598	663	3,555
Others	—	—	(39)	—

Balance, end of year	¥140,092	¥138,170	¥137,155	$1,415,070

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥26,714	¥24,267	¥23,416	$269,838
Transfer from unappropriated retained earnings	1,758	2,447	851	17,758

Balance, end of year	¥28,472	¥26,714	¥24,267	$287,596

Unappropriated retained earnings
Balance, beginning of year	¥685,986	¥517,450	¥376,522	$6,929,152
Net income	78,797	208,793	164,638	795,929
Cash dividends paid	(43,803)	(37,810)	(22,859)	(442,454)
Transfer to retained earnings appropriated for legal reserve	(1,758)	(2,447)	(851)	(17,758)

Balance, end of year	¥719,222	¥685,986	¥517,450	$7,264,869

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(28,779)	¥33,501	¥23,095	$(290,697)
Other comprehensive income (loss) for the year, net of tax (Note 15)	(76,965)	(62,280)	20,263	(777,424)
Adjustment to initially apply SFAS No. 158, net of tax (Note 13)	—	—	(9,857)	—

Balance, end of year	¥(105,744)	¥(28,779)	¥33,501	$(1,068,121)

Treasury stock
Balance, beginning of year	¥(2,835)	¥(3,526)	¥(4,043)	$(28,636)
Purchase of treasury stock	(33,090)	(340)	(632)	(334,242)
Sales of treasury stock	954	1,031	1,149	9,636

Balance, end of year	¥(34,971)	¥(2,835)	¥(3,526)	$(353,242)

Total shareholders’ equity	¥814,941	¥887,126	¥776,717	$8,231,727

Disclosure of comprehensive income
Net income for the year	¥78,797	¥208,793	¥164,638	$795,929
Other comprehensive income (loss) for the year, net of tax (Note 15)	(76,965)	(62,280)	20,263	(777,424)

Comprehensive income for the year	¥1,832	¥146,513	¥184,901	$18,505

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows
Komatsu Ltd. and Consolidated Subsidiaries
Years ended March 31, 2009, 2008 and 2007

				Thousands of
				U.S. dollars
	Millions of yen			(Note 1)
	2009	2008	2007	2009
Operating activities
Net income	¥78,797	¥208,793	¥164,638	$795,929
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	98,354	75,664	72,709	993,475
Deferred income taxes	(18,218)	15,016	4,334	(184,020)
Net loss (gain) from sale of investment securities and subsidiaries	3,543	(8,045)	(19,101)	35,788
Net loss (gain) on sale of property	(269)	(3,169)	(13)	(2,717)
Loss on disposal of fixed assets	5,561	3,313	2,121	56,172
Impairment loss on long-lived assets	16,414	2,447	81	165,798
Impairment loss on goodwill	2,003	2,870	—	20,232
Pension and retirement benefits, net	3,378	(10,782)	1,078	34,121
Changes in assets and liabilities:
Decrease (increase) in trade receivables	103,355	(83,855)	(93,141)	1,043,990
Decrease (increase) in inventories	(22,307)	(65,884)	(73,448)	(225,323)
Increase (decrease) in trade payables	(148,655)	12,586	70,693	(1,501,566)
Increase (decrease) in income taxes payable	(40,507)	(2,913)	19,680	(409,162)
Other, net	(2,674)	14,944	12,493	(27,010)

Net cash provided by operating activities	78,775	160,985	162,124	795,707

Investing activities
Capital expenditures	(145,670)	(117,571)	(122,860)	(1,471,414)
Proceeds from sale of property	6,414	19,425	17,626	64,788
Proceeds from sale of available for sale investment securities	703	601	1,844	7,101
Purchases of available for sale investment securities	(6,785)	(4,663)	(6,737)	(68,535)
Proceeds from sale of subsidiaries, net of cash disposed	—	16,372	35,368	—
Acquisition of subsidiaries and equity investees, net of cash acquired	(223)	(42,717)	(24,621)	(2,253)
Collection of loan receivables	7,736	7,778	5,736	78,141
Disbursement of loan receivables	(6,381)	(6,315)	(5,974)	(64,455)
Decrease (increase) in time deposits	(1,162)	(1,092)	(2)	(11,737)

Net cash used in investing activities	(145,368)	(128,182)	(99,620)	(1,468,364)

Financing activities
Proceeds from long-term debt	129,327	82,791	44,781	1,306,333
Repayments on long-term debt	(88,058)	(48,868)	(74,943)	(889,475)
Increase (decrease) in short-term debt, net	127,589	634	22,526	1,288,778
Repayments of capital lease obligations	(30,770)	(15,168)	(11,411)	(310,808)
Sale (purchase) of treasury stock, net	(32,685)	691	517	(330,152)
Dividends paid	(43,803)	(37,810)	(22,859)	(442,455)
Other, net	(4,381)	308	—	(44,253)

Net cash provided by (used in) financing activities	57,219	(17,422)	(41,389)	577,970

Effect of exchange rate change on cash and cash equivalents	(2,073)	(5,570)	1,087	(20,939)

Net increase (decrease) in cash and cash equivalents	(11,447)	9,811	22,202	(115,626)
Cash and cash equivalents, beginning of year	102,010	92,199	69,997	1,030,404

Cash and cash equivalents, end of year	¥90,563	¥102,010	¥92,199	$914,778

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements
Komatsu Ltd. and Consolidated Subsidiaries
1. Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies
Description of Business
Komatsu Ltd. (“Company”) and consolidated subsidiaries (together “Komatsu”) primarily manufacture and market various types of construction, mining and utility equipment throughout the world. Komatsu is also engaged in the manufacture and sale of industrial machinery and others.
The consolidated net sales of Komatsu for the year ended March 31, 2009, consisted of the following: Construction, Mining and Utility Equipment — 86.3%, Industrial Machinery and Others — 13.7%.
Sales are made principally under the Komatsu brand name, and are almost entirely through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales for the year ended March 31, 2009, 77.6% were generated outside Japan, with 24.9% in the Americas, 14.0% in Europe and CIS, 11.7% in China, 16.6% in Asia (excluding Japan and China) and Oceania, and 10.4% in the Middle East and Africa.
The manufacturing operations of Komatsu are conducted primarily at plants in Japan, United States, Germany, United Kingdom, Sweden, Indonesia, Brazil, Italy, and China.
Basis of Financial Statements
The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts as of and for the year ended March 31, 2009, is included solely for the convenience of readers and has been made at the rate of ¥99 to $1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2009. Such translation should not be construed as a representation that Japanese yen amounts could be converted into United States dollars at the above or any other rate.
The Company and its domestic subsidiaries maintain their books of account in conformity with accounting principles generally accepted in Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those in the country of their domicile. The accompanying consolidated financial statements reflect certain adjustments, not recorded in Komatsu’s books, to present them in conformity with U.S. generally accepted accounting principles. These adjustments are made mainly in connection with accounting for liability for pension and other retirement benefits, derivative financial instruments, and recognition of certain accrued expenses.
Summary of Significant Accounting Policies
(1) Consolidation and Investments in Affiliated Companies
The consolidated financial statements include the accounts of the Company and all of its majority-owned domestic and foreign subsidiaries, except for certain immaterial subsidiaries.
The accounts of any variable interest entities that must be consolidated under Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”) because the Company has been determined to be the primary beneficiary, are included in the consolidated financial statements. The consolidated balance sheets as of March 31, 2009 and 2008, include assets of ¥32,866 million ($331,980 thousand) and ¥25,335 million, respectively, of consolidated variable interest entities, which engage in equipment leasing in Europe. The majority of these assets were included in trade notes and accounts receivable, long-term trade receivables.
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
(6) Property, Plant and Equipment, and Related Depreciation
Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets. The weighted average depreciation periods are 23 years for buildings and 9 years for machinery and equipment. Effective rates of depreciation for buildings, machinery and equipment for the years ended March 31, 2009, 2008 and 2007, were as follows:

	2009	2008	2007
Buildings	9%	9%	8%
Machinery and equipment	25%	26%	27%
Certain leased machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, “Accounting for Leases.” The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2009 and 2008 were as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Aggregate cost	¥124,198	¥112,083	$1,254,525
Accumulated depreciation	37,417	30,982	377,949
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
(7) Goodwill and Other Intangible Assets
Komatsu applies the provisions of SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” SFAS No. 141 requires the use of the purchase method of accounting for business combinations and establishes a basis for the determination of intangible assets acquired in a purchase business combination. SFAS No. 142 precludes the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires recognized intangible assets with useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” An impairment loss would be recognized when the carrying amount of an asset or an asset group exceeds the estimated undiscounted cash flows expected to be generated by the asset or an asset group. The amount of the impairment loss to be recorded is determined by the difference between the fair value of the asset or an asset group using a discounted cash flow valuation model and carrying value. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment annually based on its fair value until its life is determined to no longer be indefinite.
(8) Revenue Recognition
Komatsu recognizes revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered for customers or dealers, (3) sales price is fixed or determinable, and (4) collectibility is reasonably assured.
Revenue from sales of products including construction, mining and utility equipment and industrial machinery is recognized when title and risk of ownership is transferred to independently owned and operated customers or dealers, which occurs upon the attainment of customer acceptance or when installation is completed. The conditions of acceptance are governed by the terms of the contract or arrangement. For arrangements with multiple elements, which may include any combination of products, installation and maintenance, Komatsu allocates revenue to each element based on its relative fair value if such elements meet the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” When Komatsu enters into a separate contract to render transportation or technical advice, principally related to a sale of large-sized industrial machinery such as large presses, these service revenues are accounted for separately from the product sale and recognized at the completion of the service delivery specified in the contract.
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
Beginning on April 1, 2007, in accordance with FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109,” if a tax position meets the more-likely-than-not recognition threshold based on the technical merits of the position, Komatsu recognizes the benefit of such position in the financial statements. The benefit of the tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement with appropriate taxing authority. Income tax positions for periods prior to April 1, 2007, were recognized based on a higher, “should level”, probability threshold. As of April 1, 2007 and for the years ended March 31, 2009 and 2008, Komatsu did not have material unrecognized tax benefits and thus, no significant interest and penalties related to unrecognized tax benefits were recognized.
(10) Product Warranties
Komatsu establishes a liability for estimated product warranty cost at the time of sale. Estimates for accrued product warranty cost are primarily based on historical experience and are classified as other current liabilities.
(11) Pension and Retirement Benefits
The defined benefit plans are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of SFAS No. 87, 88, 106 and 132(R)” except for certain subsidiaries’ pension plans which in the aggregate are not significant. Komatsu recognizes the overfunded or underfunded status of the defined benefit plans as an asset or liability in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. Certain domestic subsidiaries also have local severance payment plans under which accrued severance liabilities are stated on a vested benefit obligation basis, which is the amount required to be paid if all eligible employees voluntarily terminated their employment as of the balance-sheet date.
Amortization of actuarial net gain or loss is included as a component of Komatsu’s net periodic pension cost for defined benefit plans for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets.
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
(12) Share-Based Compensation
In accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No.123R”), Komatsu recognizes share-based compensation expense using the fair value method. Compensation expense is measured at grant-date fair value of the share-based award and charged to expense over the vesting period.
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
(14) Cash and cash equivalents
Cash and cash equivalents include highly liquid investments with an original maturity of three months or less at the date of purchase.
(15) Derivative Financial Instruments
Komatsu uses various derivative financial instruments to manage its interest rate and foreign exchange exposure.
Komatsu accounts for its derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”as amended. SFAS No. 133 as amended requires that all derivatives, including derivatives embedded in other financial instruments, be measured at fair value and recognized as either assets or liabilities on the consolidated balance sheet. Changes in the fair values of derivative instruments not designated or not qualifying as hedges under SFAS No. 133 and any ineffective portion of qualified hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments which qualify as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in accumulated other comprehensive income (loss), and recognized in earnings when the hedged item is recognized in earnings.

(16)	Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of
In accordance with SFAS No. 144, long-lived assets and certain identifiable intangibles to be held and used by Komatsu are reviewed for impairment based on a cash flow analysis of the asset or an asset group whenever events or changes in circumstances indicate that the carrying amount of an asset or an asset group may not be recoverable. The assets to be held for use are considered to be impaired when estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition is less than their carrying amounts. The impairment losses are measured as the amount by which the carrying amount of the asset or an asset group exceeds the fair value. Long-lived assets and identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.
(17) Use of Estimates
Komatsu has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses presented in consolidated financial statements prepared in conformity with U.S. GAAP. Actual results could differ from the estimates and assumptions.
Komatsu has identified six areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables, impairment loss on long-lived assets and goodwill, pension liabilities and expenses, fair value of financial instruments, realization of deferred tax assets and securitization of trade notes and accounts receivable.
(18) New Accounting Standards
In December 2007, the FASB issued SFAS No.141 (revised 2007) (“SFAS No.141R”),“Business Combinations.” SFAS No.141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired or gain from a bargain purchase. SFAS No.141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No.141R is effective for the fiscal periods beginning on or after December 15, 2008 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2009. Komatsu is currently evaluating the effect that the adoption of SFAS No. 141R will have on its consolidated results of operations and financial condition but expects it will not have a material impact.
In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51.” SFAS No.160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No.160 also establishes disclosure requirements that clearly identify and distinguish between the controlling and noncon-trolling interests and requires the separate disclosure of income attributable to controlling and noncontrolling interests. SFAS No.160 is effective for the fiscal periods beginning on or after December 15, 2008 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2009.
In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts — an interpretation of FASB Statement No. 60.” SFAS No, 163 prescribes accounting for insurers of financial obligations, bringing consistency to recognizing and recording premiums and to loss recognition. SFAS No. 163 also requires expanded disclosures about financial guarantee insurance contracts. Except for some disclosures, SFAS No.163 is effective for fiscal periods beginning after December 15, 2008 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2009. Komatsu is currently evaluating the effect that the adoption of SFAS No. 163 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.
(19) Discontinued Operation
Throughout the notes to consolidated financial statements, the amounts of discontinued operations related to consolidated statements of income have been excluded from disclosures applicable to past years, unless indicated otherwise.
2. Supplemental Cash Flow Information
Additional cash flow information and noncash investing and financing activities for the years ended March 31, 2009, 2008 and 2007, are as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2009	2008	2007	2009
Additional cash flow information:
Interest paid	¥14,403	¥16,639	¥15,513	$145,485
Income taxes paid	111,508	110,674	75,058	1,126,343
Noncash investing and financing activities:
Capital lease obligations incurred	¥29,762	¥28,159	¥23,584	$300,626

3. Acquisition and Divestiture
(1) Komatsu NTC Ltd.
On January 16, 2008, the Company decided to purchase additional shares of NIPPEI TOYAMA CORPORATION (it was renamed Komatsu NTC Ltd., hereinafter “NTC”) through a tender offer at ¥1,250 per share with the purpose of making NTC a wholly owned subsidiary of the Company. The purchase price was determined by comprehensively taking into consideration the market price of NTC common stock, NTC’s financial condition and future earnings prospects. As a result, the Company purchased 32,594,444 shares for ¥40,743 million in cash tendered in the period from January 22, 2008 through March 17, 2008. Prior to the acquisition, the Company held a 29.3% equity interest in NTC and accounted for the investment by the equity method. As a result of the additional investment, the Company’s ownership increased to 93.7% and NTC became a consolidated subsidiary of the Company effective March 25, 2008.
NTC is a manufacturer of transfer machines and various kinds of grinding machines used for manufacturing automobile engines in the machine tools market as well as laser machines and wire-saws for semiconductor and solar cell industries in the industrial machinery market. The Company has concluded that the acquisition of NTC will promote business development on a global scale, collaboration in R&D, and joint development of new business domains that would lead to the reinforcement of its industrial machinery business.
Following is a summary of the assets acquired and liabilities assumed adjusted to reflect purchase price allocation as of the date of acquisition:

Millions of yen
Current assets	¥59,831
Property, plant and equipment	22,861
Intangible assets	29,219
Goodwill	12,815
Other assets	5,123
Total assets acquired	129,849

Current liabilities	53,882
Long-term liabilities	17,291
Minority interest	2,479
Total liabilities assumed	73,652

Net assets acquired	¥56,197
Intangible assets of ¥29,219 million consist of intangible assets subject to amortization of ¥21,852 million and intangible assets not subject to amortization of ¥7,367 million. The intangible assets subject to amortization mainly include customer relationships of ¥14,000 million, technology assets of ¥4,475 million and software of ¥2,194 million. The amortization periods are 17, 17 and 5 years, respectively. The intangible assets not subject to amortization are trademarks of ¥7,367 million.
The goodwill of ¥12,815 million was assigned to the industrial machinery and others segment. The goodwill is not deductible for tax purpose.
The differences between net assets acquired of ¥56,197 million and purchase consideration including direct costs of ¥41,234 million represents the portion of the net assets previously held and accounted for under the equity method in period prior to the acquisition of a controlling interest.
The business results of NTC from the date of acquisition to March 31, 2008 are included as equity in earnings in the consolidated statements of income for the fiscal year ended March 31, 2008, and are consolidated for the fiscal year ended March 31, 2009.
The following table presents unaudited pro forma consolidated operating results for Komatsu as if the acquisition of NTC had occurred on April 1, 2007. The unaudited pro forma consolidated operating results are for information purposes only and are not intended to represent what Komatsu’s consolidated results of operation would have been if the acquisition had actually occurred on those dates.

Millions of yen
2008
Sales	¥2,317,784
Net income	¥211,975

Yen
2008
Basic earnings per share	¥213.07
Diluted earnings per share	¥212.79
The Company and NTC entered into a share exchange agreement with the purpose of making NTC a wholly owned subsidiary of the Company in April, 2008. The Company’s ownership of NTC became 100.0% at August 1, 2008, the effective date of the share exchange. The additional acquisition did not have material impact on purchase price allocation as of the date of acquisition or pro forma consolidated operating results for Komatsu as if the additional acquisition of NTC had occured on April 1, 2007. NIPPEI TOYAMA CORPORATION was renamed KOMATSU NTC Ltd. at October 1, 2008.
(2) BIGRENTAL Co., Ltd.
During February 2008 the company acquired 57.9% of the shares in BIGRENTAL Co., Ltd (“BR”). The acquisition cost of the shares was ¥8,564 million and was paid in cash.
BR is a construction equipment rental company with a business presence in Tohoku and northern Kanto regions of Japan. The Company acquired BR with the expectation to strengthen its rental business and to expand its rental and used equipment business on a global scale.

In addition, a synergy from integration was expected to arise from the effective use of resources, such as personnel, assets and offices.
Following is a summary of the assets acquired and liabilities assumed adjusted to reflect purchase price allocation as of the date of acquisition:

Millions of yen
Current assets	¥9,423
Property, plant and equipment	39,260
Intangible assets	3,133
Goodwill	1,533
Other assets	922
Total assets acquired	54,271

Current liabilities	12,191
Long-term liabilities	31,807
Minority interest	1,709
Total liabilities assumed	45,707

Net assets acquired	¥8,564
Total intangible assets of ¥3,133 million consist primarily of customer relationships of ¥1,182 million, business model of ¥1,182 million and software of ¥667 million. The amortization periods are 7, 10 and 5 years, respectively.
The goodwill of ¥1,533 million was assigned to the construction, mining and utility equipment segment. The goodwill is not deductible for tax purposes.
The business results of BR are not included in the consolidated statements of income for the fiscal year ended March 31, 2008 and the business results of BR are included in the consolidated financial statements of income for the fiscal year ended March 31, 2009.
On an unaudited pro forma basis, net sales, net income and the per share information of Komatsu, with assumed acquisition dates for BR of April 1, 2007 would not differ materially from the amounts reported in the consolidated financial statements for the fiscal years ended March 31, 2008.
Komatsu Rental Japan Ltd. (“KR”), a consolidated subsidiary of the Company, and BR entered into a share exchange agreement with the purpose of making BR a wholly owned subsidiary of KR in February 2008. The Company’s ownership in BR increased to 79.0% from 57.9% at April 1, 2008, the effective date of the share exchange. The additional acquisition did not have material impact on purchase price allocation as of the date of acquisition or pro forma consolidated operating results for Komatsu as if the additional acquisition of BR had occured on April 1, 2007.
4. Discontinued Operations
On October 18, 2006, the Company sold 51.0% of the shares of Komatsu Electronic Metals Co., Ltd. (“KEM”, currently SUMCO TECHXIV CORPORATION) to SUMCO CORPORATION. Prior to this disposition, the Company held a 61.9% equity interest. Accordingly, KEM and its subsidiaries are no longer consolidated in Komatsu’s results. On April 2, 2007, the outdoor power equipment (OPE) business of Komatsu Zenoah Co., which was, allocated to a reporting unit in the industrial machinery and others segment was sold to a Japanese subsidiary of Husqvarna AB of Sweden. Accordingly, the OPE business of Komatsu Zenoah Co. and its subsidiaries engaging in the OPE business are no longer consolidated in Komatsu’s results. In accordance with SFAS No. 144, the gain on sale of KEM’s shares and operating results less applicable income taxes, related to KEM and its subsidiaries as well as the gain on sale of the OPE business of Komatsu Zenoah Co. and operating results less applicable income taxes of the OPE business of Komatsu Zenoah Co. and its OPE business subsidiaries, are presented as one line, “income from discontinued operations less applicable income taxes” in the consolidated statements of income. The cash flows attributable to the discontinued operations are not presented separately from the cash flows attributable to activities of the continuing operations in the consolidated statements of cash flows.
Selected financial information in connection with the discontinued operations for the years ended March 31, 2008 and 2007 are as follows:

	Millions of yen
	2008	2007
Net sales	¥—	¥63,416

Income before income taxes, minority interests and equity in earnings of affiliated companies (including gain on sale of the OPE business of Komatsu Zenoah Co. of ¥8,331 million in 2008 and gain on sale of KEM’s shares of ¥18,769 million in 2007)	8,331	29,544

Income taxes	3,364	14,566
Minority interests in income of consolidated subsidiaries	—	(3,613)
Equity in earnings of affiliated companies	—	9

Income from discontinued operations less applicable income taxes	¥4,967	¥11,374

5. Trade Notes and Accounts Receivable
Receivables at March 31, 2009 and 2008 are summarized as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Trade notes	¥70,807	¥101,724	$715,222
Accounts receivable	318,424	433,370	3,216,404

Total	389,231	535,094	3,931,626

Less: allowance	(15,330)	(11,470)	(154,848)

Trade receivables-current	¥373,901	¥523,624	$3,776,778

Long-term trade receivables	¥102,969	¥89,695	$1,040,091

Installment and lease receivables (less unearned interest) are included in trade notes and accounts receivable and long-term trade receivables.
The leases are accounted for as sales-type leases in conformity with SFAS No. 13. Equipment sales revenue from sales-type leases are recognized at the inception of the lease.
At March 31, 2009 and 2008, lease receivables comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Minimum lease payments receivable	¥111,158	¥24,492	$1,122,808
Unearned income	(9,979)	(2,569)	(100,798)

Net lease receivables	¥101,179	¥21,923	$1,022,010

The residual values of leased assets at March 31, 2009 and 2008 were not material.
Cash flows received from the sale of trade notes and accounts receivable for the years ended March 31, 2009, 2008 and 2007 were ¥243,495 million ($2,459,545 thousand), ¥343,457 million and ¥355,627 million.
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
The components of securitized trade receivables and other assets managed together at March 31, 2009 and 2008 were as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Total amount of trade receivables that are managed and securitized	¥595,968	¥791,045	$6,019,879
Assets transferred	(103,768)	(166,256)	(1,048,162)

Total amount of trade receivable on balance sheet	¥492,200	¥624,789	$4,971,717

A certain U.S. subsidiary’s retained interests, which are included in the recourse provisions, are subordinate to investor’s interests. Their values are estimated based on the present value of future expected cash flows, using certain key assumptions such as a weighted average life, prepayment speed over the life and expected credit losses over the life. Key assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the year ended March 31, 2009 and 2008 were as follows:

	2009	2008
Weighted-average life	28 months	29 months
Prepayment speed over the life	0.6%	0.5%
Expected credit losses over the life	2.4%	0.9%
The carrying amount of retained interest was ¥919 million ($9,283 thousand) asset and ¥3,015 million asset as of March 31, 2009 and 2008, respectively. The impacts of 10% and 20% changes to the key assumptions on the fair value of retained interest as of March 31, 2009 are immaterial.

6. Inventories
At March 31, 2009 and 2008, inventories comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Finished products, including finished parts held for sale	¥328,643	¥341,363	$3,319,626
Work in process	128,345	123,001	1,296,414
Materials and supplies	50,369	54,077	508,778

Total	¥507,357	¥518,441	$5,124,818

7. Investment Securities
Investment securities at March 31, 2009 and 2008, primarily consisted of securities available for sale. Komatsu does not have inten tions to sell these securities within a year as of the balance sheet date.
The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at March 31, 2009 and 2008, are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2009
Investment securities:
Marketable equity securities available for sale	¥24,112	¥13,419	¥465	¥37,066

Other investment securities at cost	16,788
Other	101

	¥41,001

At March 31, 2008
Investment securities:
Marketable equity securities available for sale	¥27,648	¥40,557	¥1,477	¥66,728

Other investment securities at cost	12,751
Other	103

	¥40,502

	Thousands of U.S. dollars
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2009
Investment securities:
Marketable equity securities available for sale	$243,556	$135,545	$4,697	$374,404

Other investment securities at cost	169,576
Other	1,020

	$414,152

Other investment securities primarily include non-marketable equity securities. The fair value of other investment securities was not estimated as it was not praticable to estimate the fair value of investments and no significant events or changes that might have effected the fair value of those investments were observed.
Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.
Proceeds from the sales of investment securities available for sale were ¥703 million ($7,101 thousand), ¥601 million and ¥1,844 million for the years ended March 31, 2009, 2008 and 2007, respectively.

Net realized gains or losses on impairment or sale of investment securities available for sale during the years ended March 31, 2009, 2008 and 2007, amounted to losses of ¥9,188 million ($92,808 thousand), losses of ¥289 million and gains of ¥344 million, respectively. Such gains and losses were included in “other income (expenses)” in the accompanying consolidated statements of income. The cost of the marketable securities and investment securities sold was computed based on the average-cost method.
In connection with the share exchange of SUMCO CORPORATION and SUMCO TECHXIV CORPORATION effective May 30, 2008, the Company exchanged shares of SUMCO TECHXIV CORPORATION for those of SUMCO CORPORATION. In accordance with the Emerging Issues Task Force (“EITF”) Issue No. 91-5 “Nonmonetary Exchange of Cost-Method Investments”, a non-cash gain of ¥6,148 million ($62,101 thousand) was recorded in “Other income (expenses)” in the accompanying consolidated statement of income for the year ended March 31, 2009. The Company recorded impairment losses of ¥5,645 million ($57,020 thousand) on its investment in SUMCO CORPORATION in connection with the decline of its fair value as “Other income (expenses)” in the accompanying consolidated statements of income for the year ended March 31, 2009.
8. Investments in and Advances to Affiliated Companies
At March 31, 2009 and 2008, investments in and advances to affiliated companies comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Investments in capital stock	¥16,348	¥19,293	$165,131
Advances	2,901	3,591	29,303

Total	¥19,249	¥22,884	$194,434

The investments in and advances to affiliated companies relate to 20% to 50% owned companies whereby Komatsu has the ability to exercise significant influence over the operational and financial policies.
Dividends received from affiliated companies were ¥869 million ($8,778 thousand), ¥286 million and ¥679 million during the years ended March 31, 2009, 2008 and 2007, respectively.
Trade notes and accounts receivable from affiliated companies at March 31, 2009 and 2008, were ¥14,954 million ($151,051 thousand) and ¥29,284 million, respectively.
Short-term loans receivable from affiliated companies at March 31, 2009 and 2008, were ¥2,994 million ($30,242 thousand) and ¥4,314 million, respectively.
Trade notes and accounts payable to affiliated companies at March 31, 2009 and 2008, were ¥5,242 million ($52,949 thousand) and ¥12,356 million, respectively.
Net sales for the years ended March 31, 2009, 2008 and 2007, included net sales to affiliated companies in the amounts of ¥41,821 million ($422,434 thousand), ¥61,128 million and ¥54,731 million, respectively.
Intercompany profits (losses) have been eliminated in the consolidated financial statements.
As of March 31, 2009 and 2008, consolidated unappropriated retained earnings included Komatsu’s share of undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥9,743 million ($98,414 thousand) and ¥10,646 million, respectively.
The difference between the carrying value of the investments in affiliated companies and Komatsu’s equity in the underlying net assets of such affiliated companies is insignificant as of March 31, 2009.
Investments in affiliated companies include certain equity securities which have been quoted on an established market. The carrying amount of such equity securities at March 31, 2009 and 2008 were ¥401 million and ¥318 million, respectively. The quoted market value of the equity securities at March 31, 2009 and 2008 were ¥469 million and ¥513 million, respectively.

Summarized financial information for affiliated companies at March 31, 2009 and 2008, and for the years ended March 31, 2009, 2008 and 2007, is as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Current assets	¥142,366	¥187,691	$1,438,041
Net property, plant and equipment—less accumulated depreciation	40,403	39,338	408,111
Investments and other assets	21,991	17,439	222,131

Total assets	¥204,760	¥244,468	$2,068,283

Current liabilities	¥104,734	¥156,493	$1,057,919
Noncurrent liabilities	48,161	28,712	486,475
Shareholders’ equity	51,865	59,263	523,889

Total liabilities and shareholders’ equity	¥204,760	¥244,468	$2,068,283

				Thousands of
	Millions of yen			U.S. dollars
	2009	2008	2007	2009
Net sales	¥205,798	¥333,505	¥197,434	$2,078,768

Net income	¥1,300	¥16,731	¥6,486	$13,131

9. Property, Plant and Equipment
The major classes of property, plant and equipment at March 31, 2009 and 2008, are as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Land	¥93,864	¥94,724	$948,121
Buildings	315,518	309,945	3,187,050
Machinery and equipment	682,241	655,035	6,891,323
Construction in progress	23,468	10,645	237,051

Total	1,115,091	1,070,349	11,263,545
Less: accumulated depreciation	(589,629)	(579,203)	(5,955,848)

Net property, plant and equipment	¥525,462	¥491,146	$5,307,697

During March 2009, Komatsu decided to shut down Mooka plant in the construction, mining and utility equipment segment and Komatsu plant in the industrial machinery and others segment and transfer their production capacity to other plants. In this regard, Komatsu has determined certain long-lived assets that are no longer used and will be sold or disposed of otherwise. As of March 31, 2009, Komatsu has not committed to sell these assets. Impairment losses were recorded ¥4,728 million ($47,758 thousand) for Mooka plant, ¥1,808 million ($18,263 thousand) for Komatsu plant for the year ended March 31, 2009.
10. Pledged Assets
At March 31, 2009, assets pledged as collateral for long-term debt and guarantees for debt are as follows:

		Thousands of
	Millions of yen	U.S. dollars
Other current assets	¥1,875	$18,939
Property, plant and equipment—less accumulated depreciation	4,809	48,576

Total	¥6,684	$67,515

The above assets were pledged against the following liabilities:

		Thousands of
	Millions of yen	U.S. dollars
Appearing in the consolidated balance sheets as:
Long-term debt	¥4,809	$48,576
Guarantees for debt	1,875	18,939

Total	¥6,684	$67,515

11. Goodwill and Other Intangible Assets
The information for intangible assets other than goodwill at March 31, 2009 and 2008 are as follows:

	Millions of yen						Thousands of U.S. dollars
	2009			2008			2009
	Gross		Net	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	amount	amortization	amount	amount	amortization	amount	amount	amortization	amount
Other intangible assets subject to amortization:
Software	¥23,386	¥(3,031)	¥20,355	¥25,081	¥(9,777)	¥15,304	$236,222	$(30,616)	$205,606
Other	36,262	(9,179)	27,083	39,788	(6,039)	33,749	366,283	(92,717)	273,566

Total	59,648	(12,210)	47,438	64,869	(15,816)	49,053	602,505	(123,333)	479,172
Other intangible assets not subject to amortization			12,908			12,863			130,384

Total other intangible assets			¥60,346			¥61,916			$609,556

At March 31, 2009, the amounts of other in other intangible assets subject to amortization mainly consist of intangible assets resulted from the acquisition of additional shares of NTC.
For the fiscal year ended March 31, 2009, Komatsu recognized an impairment loss of ¥2,831 million ($28,596 thousand) related to an asset group engaged in the rental business in Japan within the construction, mining and utility equipment segment due to significant deterioration in the rental business. The entire impairment loss was allocated to certain definite lived intangible assets within the asset group. The fair value used to measure the impairment of the asset group was based on discounted cash flows using Komatsu’s weighted average cost of capital.
The aggregate amortization expense of other intangible assets subject to amortization for the year ended March 31, 2009, 2008 and 2007 were ¥12,611 million ($127,384 thousand), ¥5,487 million and ¥5,656 million, respectively. (In accordance with SFAS No. 144, the amortization expense in connection with the discontinued operations is not included in the aggregate amortization expense for the years ended March 31, 2008 and 2007.) The future estimated amortization expenses for each of five years relating to amounts currently recorded in the consolidated balance sheet are as follows:

		Thousands of
Year ending March 31	Millions of yen	U.S. dollars
2010	¥8,287	$83,707
2011	7,565	76,414
2012	6,455	65,202
2013	5,218	52,707
2014	3,135	31,667
The changes in carrying amounts of goodwill for the year ended March 31, 2009 and 2008 were as follow:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Balance at beginning of the year	¥31,833	¥20,594	$321,545
Goodwill acquired during the year	1,216	14,588	12,283
Impairment loss	(2,003)	(2,870)	(20,232)
Recognition of deferred income taxes	—	(719)	—
Foreign exchange impact	(2,318)	240	(23,414)
Other	(67)	—	(677)

Balance at end of the year	¥28,661	¥31,833	$289,505

At March 31, 2009, the amounts of goodwill allocated to the construction, mining and utility equipment segment and the industrial machinery and others segment were ¥15,258 million ($154,121 thousand) and ¥13,403 million ($135,384 thousand), respectively.
For the fiscal year ended March 31, 2008, Komatsu recognized ¥482 million of deferred income taxes relating to preexisting net operating tax losses and temporary differences deductible in the future. In connection therewith, Komatsu reduced the related goodwill by the same amount.

For the fiscal year ended March 31, 2009, Komatsu recognized an impairment loss of ¥2,003 million ($20,232 thousand), on goodwill allocated to Japanese rental business reporting unit in the construction, mining and utility equipment segment, due to unfavorable business circumstance of the business. For the fiscal year ended March 31, 2008, Komatsu recognized an impairment loss of ¥2,870, on goodwill allocated to a North America’s reporting unit of forestry equipment business in the construction, mining and utility equipment segment, due to unfavorable business circumstance where the reporting unit was located. These impairment losses were recognized based on the difference by which the net book value of the goodwill of the reporting unit to which the goodwill was assigned exceeded the fair value of the goodwill of the same reporting unit as determined based on estimated future discounted cash flows.
Goodwill acquired during the fiscal year ended March 31, 2009 principally resulted from the acquisition of additional shares of NTC and acquisition of additional shares of BR. Goodwill acquired during the fiscal year ended March 31, 2008 principally resulted from the acquisition of additional shares of NTC and acquisition of shares of BR. These were allocated to the industrial machinery and others segment and the construction, mining and utility equipment segment.
12 Short-Term and Long-Term Debt
Short-term debt at March 31, 2009 and 2008, consisted of the following:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Banks, insurance companies and other financial institutions	¥125,087	¥96,890	$1,263,505
Commercial paper	95,000	12,000	959,596

Short-term debt	¥220,087	¥108,890	$2,223,101

The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 2009 and 2008, were 3.2% and 4.3%, respectively. Certain consolidated subsidiaries have entered into contracts for committed credit lines totaling ¥14,956 million ($151,071 thousand) and have unused committed lines of credit amounting to ¥861 million ($8,697 thousand) with certain financial institutions at March 31, 2009, which are available for full and immediate borrowings. The Company is party to a committed ¥120,000 million ($1,212,121 thousand) commercial paper program, ¥25,000 million ($252,525 thousand) of which was unused at March 31, 2009, and is available upon the satisfaction of certain customary procedural requirements. Long-term debt at March 31, 2009 and 2008, consisted of the following:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Long-term debt with collateral (Note 10):
Banks, insurance companies and other financial institutions, maturing serially through 2009—2013, weighted-average rate 2.4%	¥1,400	¥1,777	$14,141
Long-term debt without collateral:
Banks, insurance companies and other financial institutions, maturing serially through 2009—2025, weighted-average rate 2.5%	162,261	142,006	1,639,000
Euro Medium-Term Notes maturing serially through 2009—2013, weighted-average rate 1.8%	63,332	75,644	639,717
1.45% Unsecured Bonds due 2009	10,000	10,000	101,010
0.80% Unsecured Bonds due 2010	—	200	—
0.85% Unsecured Bonds due 2010	—	200	—
0.62% Unsecured Bonds due 2010	—	250	—
0.98% Unsecured Bonds due 2010	200	—	2,020
0.91% Unsecured Bonds due 2012	—	165	—
1.66% Unsecured Bonds due 2012	20,000	20,000	202,020
1.53% Unsecured Bonds due 2013	30,000	—	303,030
Capital lease obligations (Note 17)	86,399	81,876	872,718
Other	6,176	11,087	62,384

Total	379,768	343,205	3,836,040
Less: current maturities	(87,662)	(107,928)	(885,474)

Long-term debt	¥292,106	¥235,277	$2,950,566

In 1996, the Company, Komatsu Finance America Inc. and Komatsu Finance (Netherlands) B.V. registered the US$1.0 billion Euro Medium-Term Note Program (“the Program”) on the London Stock Exchange. On April 1, 1999, the registered amount of the Program was increased to US$1,200 million. On October 14, 2003, Komatsu Europe Coordination Center N.V. and on September 25, 2008, Komatsu Capital Europe S.V. were added as an issuer under the Program, respectively. At March 31, 2009, the issuers under the Program were the Company, Komatsu Finance America Inc. and Komatsu Capital Europe S.A. Under the Program, each of the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuers and dealers. The issuers under the Program issued ¥10,000 million ($101,010 thousand) during fiscal year ended March 31,2009, and ¥23,500 million during fiscal year ended March 31,2008 of Euro Medium-Term Notes with various interest rates and maturity dates.
The Company has established a program to issue up to ¥100,000 million ($1,010,101 thousand) of variable term bonds.
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
Annual maturities of long-term debt subsequent to March 31, 2009, excluding market value adjustments for balances subject to qualifying fair value hedges of ¥7,314 million ($73,879 thousand) are as follows:

		Thousands of
Year ending March 31	Millions of yen	U.S. dollars
2010	¥85,035	$858,939
2011	89,426	903,293
2012	97,721	987,081
2013	45,120	455,758
2014	52,486	530,162
2015 and thereafter	2,666	26,929

Total	¥372,454	$3,762,162

13. Liability for Pension and Other Retirement Benefits
The Company’s employees, with certain minor exceptions, are covered by a severance payment and defined benefit cash balance pension plan. The plan provides that approximately 60% of the employee benefits are payable as a pension payment, commencing upon retirement at age 60 (mandatory retirement age) and that the remaining benefits are payable as a lump-sum severance payment based on remuneration, years of service and certain other factors at the time of retirement. The plan also provides for lump-sum severance payments, payable upon earlier termination of employment.
Under the cash balance pension plan, each employee has an account which is credited yearly based on the current rate of pay and market-related interest rate.
Certain subsidiaries have various funded pension plans and/ or unfunded severance payment plans for their employees, which are based on years of service and certain other factors. The Company and certain subsidiaries’ funding policy is to contribute the amounts to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the defined benefit plans are as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Change in benefit obligation:
Benefit obligation, beginning of year	¥143,214	¥146,759	$1,446,606
Service cost	8,460	6,390	85,455
Interest cost	3,885	3,776	39,242
Actuarial loss (gain)	462	918	4,667
Plan participants’ contributions	98	—	990
Acquisition	348	4,179	3,515
Divestiture	—	(1,974)	—
Curtailment	330	—	3,333
Benefits paid	(13,234)	(12,897)	(133,677)
Foreign currency exchange rate change	(3,994)	(3,937)	(40,343)

Benefit obligation, end of year	¥139,569	¥143,214	$1,409,788

Change in plan assets:
Fair value of plan assets, beginning of year	¥107,183	¥120,193	$1,082,657
Actual return on plan assets	(12,044)	(7,940)	(121,657)
Employer contributions	4,549	3,403	45,949
Plan participants’ contributions	98	—	990
Acquisition	66	4,227	667
Divestiture	—	(1,228)	—
Benefits paid	(8,496)	(7,755)	(85,818)
Foreign currency exchange rate change	(3,104)	(3,717)	(31,354)

Fair value of plan assets, end of year	¥88,252	¥107,183	$891,434

Funded status, end of year	¥(51,317)	¥(36,031)	$(518,354)

Prepaid benefit cost	¥184	¥736	$1,859
Other current liability	(623)	(248)	(6,293)
Accrued benefit liability	(50,878)	(36,519)	(513,920)

	¥(51,317)	¥(36,031)	$(518,354)

Amounts recognized in accumulated other comprehensive income (loss):
Actuarial loss	¥41,258	¥27,419	$416,748
Prior service cost	1,341	1,947	13,545

	¥42,599	¥29,366	$430,293

The accumulated benefit obligations for all defined benefit plans were ¥131,620 million ($1,329,495 thousand) and ¥136,624 million, respectively, at March 31, 2009 and 2008.
Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets is as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥127,171	¥120,875	$1,284,556
Plan assets	82,868	88,011	837,051
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥139,506	¥133,541	$1,409,152

Plan assets	88,182	96,883	890,727

Components of net periodic pension cost
Net periodic cost of the companies’ defined benefit plans for the years ended March 31, 2009, 2008 and 2007, consisted of the following components:

				Thousands of
	Millions of yen			U.S. dollars
	2009	2008	2007	2009
Service cost—Benefits earned during the year	¥8,460	¥6,390	¥7,081	$85,455
Interest cost on projected benefit obligation	3,885	3,776	3,770	39,242
Expected return on plan assets	(3,029)	(3,210)	(3,339)	(30,596)
Amortization of actuarial loss	1,622	570	373	16,384
Amortization of prior service cost	535	825	814	5,404
Curtailment loss	475	—	—	4,798

Net periodic cost	¥11,948	¥8,351	¥8,699	$120,687

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended March 31, 2009 and 2008 are summarized as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Current year actuarial loss	¥15,870	¥11,927	$160,304
Amortization of actuarial loss	(2,031)	(570)	(20,515)
Current year prior service cost	(5)	141	(51)
Amortization of prior service cost	(601)	(825)	(6,071)

	¥13,233	¥10,673	$133,667

The estimated actuarial loss and prior service cost for the defined benefit plans that will be amortized from accumulated other comprehensive income into net periodic cost over the next fiscal year are summarized as follows.

		Thousands of
	Millions of yen	U.S. dollars
Actuarial loss	¥2,655	$26,818
Prior service cost	171	1,727
Information with respect to the defined benefit plans is as follows:
Assumptions
Weighted-average assumptions used to determine benefit obligations at March 31:

	Domestic plans		Foreign plans
	2009	2008	2009	2008
Discount rate	2.0%	2.0%	6.9%	6.7%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.9%	3.9%	—	—
Assumed rate of increase in future compensation levels	2.4%	2.0%	4.1%	4.4%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	Domestic plans			Foreign plans
	2009	2008	2007	2009	2008	2007
Discount rate	2.0%	1.9%	2.0%	6.7%	5.6%	5.3%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.9%	3.7%	3.7%	—	—	—
Assumed rate of increase in future compensation levels	2.0%	2.3%	2.4%	4.4%	4.1%	4.3%
Expected long-term rate of return on plan assets	1.9%	1.9%	2.0%	7.5%	7.6%	7.6%
The Company and a certain domestic subsidiary have defined benefit cash balance pension plans. These companies adopt the assumed rate of increase in future compensation levels under the point-based benefit system.
The Company and certain subsidiaries determine the expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and actual historical returns of each plan asset category.

Plan assets
The benefit plan weighted-average asset allocations at March 31, 2009 and 2008 are as follows:

	2009	2008
Equity securities	25.2%	31.3%
Debt securities	43.8%	47.9%
Life insurance company general accounts	29.7%	19.6%
Others	1.3%	1.2%

Total	100.0%	100.0%

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
Equity securities include common stock of the Company in the amount of ¥21 million (0.03% of the Company’s total plan assets) and ¥48 million (0.07% of the Company’s total plan assets) at March 31, 2009 and 2008, respectively.
Cash flows
(1) Contributions
The Company and certain subsidiaries expect to contribute ¥4,660 million ($47,071 thousand) to their benefit plans in the year ending March 31, 2010.
(2) Estimated future benefit payments
The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

		Thousands of
Year ending March 31	Millions of yen	U.S. dollars
2010	¥14,678	$148,263
2011	12,673	128,010
2012	13,553	136,899
2013	11,369	114,838
2014	7,261	73,343
Through 2015-2019	¥41,257	$416,737
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

The reconciliation of beginning and ending balances of the accumulated postretirement benefit obligations and the fair value of the plan assets of the U.S. subsidiaries’ plans are as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Change in accumulated postretirement benefit obligation:
Accumulated postretirement benefit obligation, beginning of year	¥9,555	¥11,614	$96,515
Service cost	311	340	3,142
Interest cost	575	597	5,808
Actuarial loss(gain)	150	(636)	1,515
Plan amendment	(393)	—	(3,970)
Medicare Part D	74	81	748
Benefits paid	(839)	(829)	(8,475)
Foreign currency exchange rate change	(364)	(1,612)	(3,677)

Accumulated postretirement benefit obligation, end of year	¥9,069	¥9,555	$91,606

Change in plan assets:
Fair value of plan assets, beginning of year	¥7,521	¥—	$75,970
Actual return on plan assets	(821)	(213)	(8,293)
Employer contributions	837	9,584	8,455
Benefits paid	(839)	(829)	(8,475)
Foreign currency exchange rate change	(119)	(1,021)	(1,202)

Fair value of plan assets, end of year	¥6,579	¥7,521	$66,455

Funded status, end of year	¥(2,490)	¥(2,034)	$(25,151)

Prepaid benefit cost	¥677	¥1,105	$6,838
Other current liabilities	(37)	(33)	(374)
Accrued benefit liability	(3,130)	(3,106)	(31,615)

	¥(2,490)	¥(2,034)	$(25,151)

Amounts recognized in accumulated other comprehensive income (loss):
Actuarial loss	¥3,945	¥2,775	$39,849
Prior service cost	686	1,207	6,929

	¥4,631	¥3,982	$46,778

Accumulated postretirement benefit obligations exceed plan assets for each of the U.S. subsidiaries’ plans.
Components of net periodic postretirement benefit cost
Net periodic postretirement benefit cost of the U.S. subsidiaries’ plans for the years ended March 31, 2009, 2008 and 2007, included the following components:

				Thousands of
	Millions of yen			U.S. dollars
	2009	2008	2007	2009
Service cost	¥311	¥340	¥329	$3,141
Interest cost	575	597	608	5,808
Expected return on plan assets	(400)	(232)	—	(4,040)
Amortization of actuarial loss	201	160	247	2,030
Amortization of prior service cost	128	144	172	1,293

Net periodic postretirement benefit cost	¥815	¥1,009	¥1,356	$8,232

Other changes in plan assets and accumulated postretirement benefit obligations recognized in other comprehensive income (loss) for the years ended March 31, 2009 and 2008 are summarized as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Current year actuarial (gain) loss	¥1,371	¥(155)	$13,849
Amortization of actuarial loss	(201)	(160)	(2,030)
Current year prior service cost	(393)	(36)	(3,970)
Amortization of prior service cost	(128)	(144)	(1,293)

	¥649	¥(495)	$6,556

The estimated actuarial loss and prior service cost for the postretirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic postretirement benefit cost over the next fiscal year are summarized as follows.

		Thousands of
	Millions of yen	U.S. dollars
Actuarial loss	¥305	$3,081

Prior service cost	77	778

Information with respect to the plans is as follows:
Assumptions
Weighted-average assumptions used to determine accumulated postretirement benefit obligations at March 31:

	2009	2008
Discount rate	6.4%	5.9%
Assumed rate of increase in future compensation levels	4.0%	4.0%
Current healthcare cost trend rate	7.8%	8.0%
Ultimate healthcare cost trend rate	4.8%	5.0%
Number of years to ultimate healthcare cost trend rate	7	7
Weighted average assumptions used to determine net periodic postretirement benefit cost for the years ended March 31:

	2009	2008	2007
Discount rate	5.9%	5.5%	5.3%
Assumed rate of increase in future compensation levels	4.0%	4.0%	4.0%
Expected long-term rate of return on plan assets	5.5%	5.5%	—
Current healthcare cost trend rate	7.7%	9.0%	10.0%
Ultimate healthcare cost trend rate	4.8%	5.0%	5.0%
Number of years to ultimate healthcare cost trend rate	6	5	5
At March 31, 2009 and 2008, the impact of a one percentage point change in the assumed health care cost trend rates was not material to Komatsu’s consolidated financial position or results of operations.
Plan assets
The postretirement benefit plan weighted-average asset allocations at March 31, 2009 and 2008 were follows:

	VEBA-Non Union		VEBA-Union
	2009	2008	2009	2008
Equity securities	33.0%	32.1%	32.0%	32.0%
Debt securities	63.0%	38.9%	62.0%	58.2%
Others	4.0%	29.0%	6.0%	9.8%

Total	100.0%	100.0%	100.0%	100.0%

The U.S. subsidiaries’ investment strategies are to provide returns that will maximize principal growth while accepting only moderate risk. The portfolio will be invested in a manner that emphasizes safety of capital while achieving total returns consistent with prudent levels of risk.
Cash flows
(1) Contributions
The U.S. subsidiaries expect to contribute ¥34 million ($343 thousand) to their post retirement benefit plans in the year ending March 31, 2010.
(2) Estimated future benefit payments
The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

		Thousands of
Year ending March 31	Millions of yen	U.S. dollars
2010	¥792	$8,000
2011	818	8,263
2012	839	8,475
2013	852	8,606
2014	882	8,909
Through 2015-2019	¥4,763	$48,111

In addition to the aforementioned plans, certain other subsidiaries provide retirement benefits to certain employees. At March 31, 2009, 2008 and 2007, these subsidiaries have fully provided for the benefits. Such amounts are not material to Komatsu’s consolidated financial position or results of operations for any of the periods presented. Directors of the Company and domestic subsidiaries are primarily covered by unfunded retirement allowance plans. At March 31, 2009, 2008 and 2007, the amounts required if all directors covered by the plans had terminated their service have been fully accrued. Such amounts are not material to Komatsu’s consolidated financial position or results of operations for any of the periods presented.
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
If such United States practice had been applied to the cumulative free distributions made by the Company, capital surplus at March 31, 2009, would have been increased by ¥103,189 million ($1,042,313 thousand) with a corresponding decrease in unappropriated retained earnings. At March 31, 2009 and 2008, affiliated companies owned 1,127,100 and 850,100 shares which represent 0.12% and 0.09% of the Company’s common stock outstanding, respectively.
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
(3) Retained Earnings and Dividends
The amount of retained earnings available for dividends under the Act is based on the amount recorded in the Company’s general books of account maintained in accordance with accounting principles generally accepted in Japan. In addition to the Act provision requiring an appropriation for capital surplus or legal reserve as discussed above, the Act imposes certain limitations on the amount of retained earnings available for dividends. Accordingly, total shareholders’ equity of ¥295,514 million ($2,984,990 thousand), included in the Company’s general books of account as of March 31, 2009 is available for dividends under the Act.
The Board of Directors recommended to and approved by the shareholders, at the general meeting held on June 24, 2009, payment of a cash dividend totaling ¥17,431 million ($176,071 thousand) to shareholders of record on March 31, 2009. In accordance with the Act, the approved dividend has not been reflected in the consolidated financial statements as of March 31, 2009. Dividends are reported in the consolidated statements of shareholders’ equity when approved and paid.
The Act provides that a company can make dividends of earnings anytime with resolution of the shareholders. It also provides that a company can declare an interim dividend once a fiscal year according to its charter of corporation.
(4) Treasury Stock
The Company repurchased 28,382,963 shares of its common stock mainly from market place for ¥33,090 million ($334,242 thousand) and sold 1,101,408 shares of its treasury stock mainly for a share exchange with Komatsu NTC and stock option plan for ¥954 million ($9,636 thousand).

(5) Stock Option Plan
The Company intends to transfer treasury shares to directors and certain employees and certain directors of subsidiaries and affiliated companies under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is the amount calculated by taking the average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls and multiplying by 1.05, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant. Based on the resolutions of the shareholders’ meeting on June 24, 2008, June 22, 2007 and June 23, 2006 and the Board of Directors on July 15, 2008, July 10, 2007 and July 11, 2006, the Company issued 463 rights, 562 rights and 833 rights of its share acquisition rights during the years ended March 31, 2009, 2008 and 2007, respectively (The number of shares subject to be issued to one stock acquisition right shall be 1,000 shares.). The options vest 100% on each of the grant dates and are exercisable from September 1, 2009, September 1, 2008, September 3, 2008, and August 1, 2007, respectively.
For periods prior to April 1, 2006, Komatsu accounted for stock options using the intrinsic value method prescribed by APB opinion No. 25. Effective April 1, 2006, Komatsu adopted SFAS No. 123R for the year ended March 31, 2007 using the modified prospective method.
In accordance with SFAS No. 123R, Komatsu recognizes compensation expense using the fair value method. Compensation expenses during the years ended March 31, 2009, 2008 and 2007 were ¥376 million ($3,798 thousand), ¥711 million and ¥663 million, respectively, and were recoded in selling, general and administrative expenses. Compensation expenses after tax during the years ended March 31, 2009, 2008 and 2007 were ¥224 million ($2,263 thousand), ¥423 million and ¥394 million, respectively.
The following table summarizes information about stock option activity for the years ended March 31, 2009, 2008 and 2007:

	2009			2008		2007
		Weighted average			Weighted average		Weighted average
	Number of	exercise price		Number of	exercise price	Number of	exercise price
	shares	Yen	U.S. dollars	shares	Yen	shares	Yen
Outstanding at beginning of year	2,844,000	¥1,784	$18.02	3,648,000	¥1,182	3,665,000	¥848
Granted	463,000	2,499	25.24	562,000	3,661	833,000	2,325
Exercised	(416,000)	926	9.35	(1,366,000)	947	(845,000)	855
Cancelled or Expired	—	—	—	—	—	(5,000)	2,325

Outstanding at end of year	2,891,000	2,022	20.42	2,844,000	1,784	3,648,000	1,182

Exercisable at end of year	2,428,000	1,931	19.51	2,282,000	1,322	2,820,000	846

The intrinsic values of options exercised were ¥722 million ($7,293 thousand), ¥3,023 million and ¥1,180 million for the years ended March 31, 2009, 2008 and 2007.
The information for options outstanding and options exercisable at March 31, 2009 are as follows.

	Outstanding						Options Exercisable
						Weighted average						Weighted average
		Weighted average				remaining		Weighted average				remaining
		exercise price		Intrinsic value		contractual life		exercise price		Intrinsic value		contractual life
	Number of			Millions of	Thousands of		Number of			Millions of	Thousands of
Exercise Prices	shares	Yen	U.S. dollars	yen	U.S. dollars	years	shares	Yen	U.S. dollars	yen	U.S. dollars	years
¥445 – 650	200,000	¥595	$6.01	¥95	$960	0.3	200,000	¥595	$6.01	¥95	$960	0.3
¥651 – 900	330,000	673	6.80	131	1,323	3.3	330,000	673	6.80	131	1,323	3.3
¥901 – 1,350	680,000	1,126	11.37	—	—	4.3	680,000	1,126	11.37	—	—	4.3
¥1,351 – 2,325	656,000	2,325	23.48	—	—	5.3	656,000	2,325	23.48	—	—	5.3
¥2,326 – 3,700	1,025,000	3,136	31.68	—	—	6.9	562,000	3,661	36.98	—	—	6.4
¥445 – 3,700	2,891,000	2,022	20.42	226	2,283	5.1	2,428,000	1,931	19.51	226	2,283	4.6
The fair value of each share option award is estimated on the date of grant using a discrete-time model (a binomial model) based on the assumptions noted in the following table. Because a discrete-time model incorporates ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on implied volatilities from historical volatility of the Company’s shares.
The Company uses historical data to estimate share option exercise and employee departure behavior used in the discrete-time model. The expected term of share options granted represents the period of time that share options granted are expected to be outstanding. The risk-free rate for periods within the contractual term of the share option is based on the Japanese government bond yield curve in effect at the time of grant.

	2009	2008	2007
Grant-date fair value	¥813 ($8.21)	¥1,266	¥801
Expected term	7 years	7 years	6 years
Risk-free rate	0.60%-1.48%*	0.76%-1.66%*	0.52%-2.00%*
Expected volatility	39.00%	38.00%	39.00%
Expected dividend yield	1.32%	1.36%	1.27%

*	Interest rate corresponding to discount periods is applied to risk-free rate, that is as follows:

	1 year	2 years	3 years	4 years	5 years	6 years	7 years	8 years	9 years	10 years
2007	0.52%	0.79%	1.03%	1.26%	1.44%	1.60%	1.72%	1.83%	1.94%	2.00%
2008	0.76%	0.87%	0.98%	1.08%	1.19%	1.29%	1.39%	1.48%	1.57%	1.66%
2009	0.60%	0.71%	0.82%	0.94%	1.02%	1.07%	1.07%	1.16%	1.33%	1.48%
15. Other Comprehensive Income (Loss)
Other comprehensive income (loss) consists of changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative instruments, and is included in shareholder’s equity of the consolidated balance sheets.
Accumulated other comprehensive income (loss) at March 31, 2009, 2008 and 2007, is as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2009	2008	2007	2009
Foreign currency translation adjustments:
Balance, beginning of year	¥(34,457)	¥9,204	¥(2,240)	$(348,050)
Adjustment for the year	(49,695)	(43,661)	11,444	(501,970)

Balance, end of year	¥(84,152)	¥(34,457)	¥9,204	$(850,020)

Net unrealized holding gains (losses) on securities available for sale:
Balance, beginning of year	¥24,736	¥39,807	¥36,910	$249,858
Net increase (decrease)	(16,090)	(15,071)	2,897	(162,525)

Balance, end of year	¥8,646	¥24,736	¥39,807	$87,333

Pension liability adjustments:
Balance, beginning of year	¥—	¥—	¥(11,299)	$—
Adjustment for the year	—	—	5,856	—
Adjustment to initially apply SFAS No. 158	—	—	5,443	—

Balance, end of year	¥—	¥—	¥—	$—

Pension liability adjustments—After application of SFAS No. 158:
Balance, beginning of year	¥(19,208)	¥(15,300)	¥—	$(194,020)
Adjustment for the year	(10,027)	(3,908)	—	(101,283)
Adjustment to initially apply SFAS No. 158	—	—	(15,300)	—

Balance, end of year	¥(29,235)	¥(19,208)	¥(15,300)	$(295,303)

Net unrealized holding gains (losses) on derivative instruments:
Balance, beginning of year	¥150	¥(210)	¥(276)	$1,515
Net increase (decrease)	(1,153)	360	66	(11,646)

Balance, end of year	¥(1,003)	¥150	¥(210)	$(10,131)

Total accumulated other comprehensive income (loss)
Balance, beginning of year	¥(28,779)	¥33,501	¥23,095	$(290,697)
Other comprehensive income for the year, net of tax	(76,965)	(62,280)	20,263	(777,424)
Adjustment to initially apply SFAS No. 158	—	—	(9,857)	—

Balance, end of year	¥(105,744)	¥(28,779)	¥33,501	$(1,068,121)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of yen
	Pretax	Tax (expense)	Net of tax
	amount	or benefit	amount
2009:
Foreign currency translation adjustments	¥(50,243)	¥548	¥(49,695)
Net unrealized holding gains (losses) on securities available for sale:
Unrealized holding gains or (losses) arising during the year	(29,333)	11,432	(17,901)
Less: reclassification adjustment for (gains) or losses included in net income	3,058	(1,247)	1,811

Net unrealized gains (losses)	(26,275)	10,185	(16,090)
Pension liability adjustments
Unrealized holding gains or (losses) arising during the year	(16,843)	4,420	(12,423)
Less: reclassification adjustment for (gains) or losses included in net income	2,961	(565)	2,396

Net unrealized gains (losses)	(13,882)	3,855	(10,027)
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	855	(306)	549
Net (gains) or losses reclassified into earnings	(2,892)	1,190	(1,702)

Net unrealized gains (losses)	(2,037)	884	(1,153)

Other comprehensive income (loss)	¥(92,437)	¥15,472	¥(76,965)

2008:
Foreign currency translation adjustments	¥(43,661)	¥—	¥(43,661)
Net unrealized holding gains (losses) on securities available for sale:
Unrealized holding gains or (losses) arising during the year	(30,182)	15,098	(15,084)
Less: reclassification adjustment for (gains) or losses included in net income	22	(9)	13

Net unrealized gains (losses)	(30,160)	15,089	(15,071)
Pension liability adjustments
Unrealized holding gains or (losses) arising during the year	(8,254)	3,337	(4,917)
Less: reclassification adjustment for (gains) or losses included in net income	1,699	(690)	1,009

Net unrealized gains (losses)	(6,555)	2,647	(3,908)
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	1,726	(704)	1,022
Net (gains) or losses reclassified into earnings	(1,118)	456	(662)

Net unrealized gains (losses)	608	(248)	360

Other comprehensive income (loss)	¥(79,768)	¥17,488	¥(62,280)

2007:
Foreign currency translation adjustments	¥11,444	¥—	¥11,444
Net unrealized holding gains (losses) on securities available for sale:
Unrealized holding gains or (losses) arising during the year	5,014	(2,000)	3,014
Less: reclassification adjustment for (gains) or losses included in net income	(199)	82	(117)

Net unrealized gains (losses)	4,815	(1,918)	2,897
Pension liability adjustments	9,900	(4,044)	5,856
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(826)	337	(489)
Net (gains) or losses reclassified into earnings	937	(382)	555
Net unrealized gains (losses)	111	(45)	66

Other comprehensive income (loss)	¥26,270	¥(6,007)	¥20,263

	Thousands of U.S. dollars
	Pretax	Tax (expense)	Net of tax
	amount	or benefit	amount
2009:
Foreign currency translation adjustments	$(507,505)	$5,535	$(501,970)
Net unrealized holding gains (losses) on securities available for sale:
Unrealized holding gains or (losses) arising during the year	(296,293)	115,475	(180,818)
Less: reclassification adjustment for (gains) or losses included in net income	30,889	(12,596)	18,293

Net unrealized gains (losses)	(265,404)	102.879	(162,525)
Pension liability adjustments
Unrealized holding gains or (losses) arising during the year	(170,131)	44,646	(125,485)
Less: reclassification adjustment for (gains) or losses included in net income	29,909	(5,707)	24,202

Net unrealized gains (losses)	(140,222)	38,939	(101,283)
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	8,636	(3,091)	5,545
Net (gains) or losses reclassified into earnings	(29,212)	12,021	(17,191)

Net unrealized gains (losses)	(20,576)	8,930	(11,646)

Other comprehensive income (loss)	$(933,707)	$156,283	$(777,424)

16. Income Taxes
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies and income taxes for the years ended March 31, 2009, 2008 and 2007, were as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2009	2008	2007	2009
Income from continuing operations before income taxes , minority interests and equity in earnings of affiliated companies:
Domestic	¥5,426	¥151,878	¥111,220	$54,808
Foreign	123,356	170,332	125,271	1,246,020

	¥128,782	¥322,210	¥236,491	$1,300,828

Income taxes:
Current—
Domestic	¥22,854	¥53,954	¥44,295	$230,848
Foreign	37,657	50,188	31,807	380,374

	60,511	104,142	76,102	611,222

Deferred—
Domestic	(17,008)	7,779	681	(171,798)
Foreign	(1,210)	3,873	2,962	(12,222)

	(18,218)	11,652	3,643	(184,020)

Total	¥42,293	¥115,794	¥79,745	$427,202

Total income taxes recognized for the years ended March 31, 2009, 2008 and 2007 were applicable to the following:

				Thousands of
	Millions of yen			U.S. dollars
	2009	2008	2007	2009
Income from continuing operations	¥42,293	¥115,794	¥79,745	$427,202
Income from discontinued operations	—	3,364	14,566	—
Other comprehensive income (loss):
Foreign currency translation adjustments	(548)	—	—	(5,536)
Net unrealized holding gains (losses) on securities available for sale	(10,185)	(15,089)	1,918	(102,879)
Pension liability adjustments	(3,855)	(2,647)	4,044	(38,939)
Net unrealized holding gains (losses) on derivative instruments	(884)	248	45	(8,929)
Amount credited directly to accumulated other comprehensive income (loss) upon adoption of SFAS No. 158	—	—	(5,560)	—

Total income taxes	¥26,821	¥101,670	¥94,758	$270,919

Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 2009 and 2008, are as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Deferred tax assets:
Allowances provided, not yet recognized for tax	¥1,587	¥3,399	$16,030
Accrued expenses	52,054	49,662	525,798
Property, plant and equipment	14,117	2,798	142,596
Inventories	8,902	7,685	89,919
Net operating loss carryforwards	26,618	8,047	268,869
Research and development expenses	461	309	4,657
Other	21,854	23,432	220,747

Total gross deferred tax assets	125,593	95,332	1,268,616

Less valuation allowance	(31,420)	(22,435)	(317,374)

Total deferred tax assets	¥94,173	¥72,897	$951,242

Deferred tax liabilities:
Unrealized holding gains on securities available for sale	¥4,213	¥13,172	$42,556
Deferral of profit from installment sales	213	240	2,152
Property, plant and equipment	11,807	11,734	119,263
Intangible assets	17,544	16,153	177,212
Undistributed earnings of foreign subsidiaries and affiliated companies accounted for by the equity method	3,080	5,280	31,110

Total deferred tax liabilities	¥36,857	¥46,579	$372,293

Net deferred tax assets	¥57,316	¥26,318	$578,949

Net deferred tax assets and liabilities as of March 31, 2009 and 2008 are reflected on the consolidated balance sheets under the following captions:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Deferred income taxes and other current assets	¥37,749	¥40,141	$381,303
Deferred income taxes and other assets	36,397	16,483	367,646
Deferred income taxes and other current liabilities	(228)	(133)	(2,303)
Deferred income taxes and other liabilities	(16,602)	(30,173)	(167,697)

	¥57,316	¥26,318	$578,949

The valuation allowance was ¥35,490 million as of March 31, 2006. The net changes in the total valuation allowance for the years ended March 31, 2009, 2008 and 2007 were an increase of ¥8,985 million ($90,758 thousand), a decrease of ¥8,444 million and a decrease of ¥4,611 million, respectively.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses available to be utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the companies will realize the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowances at March 31, 2009 and 2008. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
The Company and its domestic subsidiaries are subject to a National Corporate tax rate of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a Japanese statutory income tax rate of approximately 40.8%. The inhabitant tax rate and Enterprise tax rate vary by local jurisdiction.

The differences between the Japanese statutory tax rates and the effective tax rates for the years ended March 31, 2009, 2008 and 2007, are summarized as follows:

	2009	2008	2007
Japanese statutory tax rate	40.8%	40.8%	40.8%
Increase (decrease) in tax rates resulting from:
Increase (decrease) in valuation allowance	7.1	0.8	0.7
Expenses not deductible for tax purposes	2.9	2.0	2.4
Realization of tax benefits on operating losses of subsidiaries	(1.4)	(1.5)	(2.2)
Income of foreign subsidiaries taxed at lower than Japanese normal rate	(11.3)	(5.1)	(6.2)
Tax credit for research and development expenses	(0.7)	(0.8)	(1.5)
Other, net	(4.6)	(0.3)	(0.3)

Effective tax rate	32.8%	35.9%	33.7%

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2009 and 2008, undistributed earnings of foreign subsidiaries aggregated ¥392,766 million ($3,967,333 thousand) and ¥332,451 million, respectively. Komatsu has a policy to distribute a certain portion of undistributed earnings of foreign subsidiaries. As of March 31, 2009 and 2008, Komatsu recognized deferred tax liabilities of ¥386 million ($3,899 thousand) and ¥1,140 million, respectively, associated with those earnings. As of March 31, 2009 and 2008, Komatsu has not recognized deferred tax liabilities of ¥13,782 million ($139,212 thousand) and ¥28,331 million, respectively, for such portion of undistributed earnings of foreign subsidiaries that the Company intends to reinvest indefinitely. At March 31, 2009, the Company and certain subsidiaries had net operating loss carryforwards aggregating approximately ¥66,811 million ($674,859 thousand), which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

		Thousands of
At March 31, 2009	Millions of yen	U.S. dollars
Within 5 years	¥8,353	$84,374
6 to 20 years	58,417	590,071
Indefinite periods	41	414

Total	¥66,811	$674,859

On April 1, 2007, Komatsu adopted FASB Interpretation No. 48 (“FIN48”), “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109, Accounting for Income Taxes.” For the years ended March 31, 2008 and 2009, Komatsu did not have a material impact on consolidated results of operations and financial condition.
Although Komatsu believes its estimates of unrecognized tax benefits are reasonable, uncertainties regarding the final determination of income tax audit settlements and any related litigation could affect the total amount of unrecognized tax benefits in the future periods. Based on the information available as of March 31, 2009, Komatsu does not expect significant changes to the unrecognized tax benefits within the next twelve months.
Komatsu files income tax returns in Japan and various foreign tax jurisdictions. In Japan, the Company is no longer subject to regular income tax examinations by the tax authority for the fiscal years before 2007. In other foreign tax jurisdictions, major subsidiaries are no longer subject to income tax examinations by tax authorities for the fiscal years before 2005 with few exceptions.

17. Rent Expenses
Komatsu leases office space and equipment and employee housing under cancelable and non-cancelable lease agreements. Rent expenses under cancelable and non-cancelable operating leases amounted to ¥14,625 million ($147,727 thousand), ¥15,911 million and ¥15,035 million, respectively, for the years ended March 31, 2009, 2008 and 2007. Lease contracts for equipment that qualify as capital leases in conformity with SFAS No. 13 have been capitalized. At March 31, 2009, the future minimum lease payments under non-cancelable operating leases and capital leases are as follows:

	Millions of yen			Thousands of U.S. dollars
	Capital	Operating lease		Capital	Operating lease
Year ending March 31	leases	commitments	Total	leases	commitments	Total
2010	¥26,493	¥3,760	¥30,253	$267,606	$37,980	$305,586
2011	21,675	2,312	23,987	218,940	23,353	242,293
2012	25,197	1,298	26,495	254,515	13,111	267,626
2013	12,476	821	13,297	126,020	8,293	134,313
2014	4,450	594	5,044	44,950	6,000	50,950
Thereafter	1,172	2,683	3,855	11,838	27,101	38,939

Total minimum lease payments	¥91,463	¥11,468	¥102,931	$923,869	$115,838	$1,039,707

Less: amounts representing interest	(5,064)			(51,152)

Present value of net minimum capital lease payments	¥86,399			$872,717

18. Net Income per Share
A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2009	2008	2007	2009
Income from continuing operations	¥78,797	¥203,826	¥153,264	$795,929
Income from discontinued operations less applicable income taxes	—	4,967	11,374	—

Net income	¥78,797	¥208,793	¥164,638	$795,929

	Number of shares
	2009	2008	2007
Weighted average common shares outstanding, less treasury stock	985,585,385	994,844,955	993,597,436
Dilutive effect of:
Stock options	731,973	1,335,586	1,788,951

Weighted average diluted common shares outstanding	986,317,358	996,180,541	995,386,387

	Yen			U.S. cents
	2009	2008	2007	2009
Income from continuing operations:
Basic	¥79.95	¥204.88	¥154.25	¢	80.76
Diluted	79.89	204.61	153.97		80.70
Income from discontinued operations:
Basic	¥—	¥4.99	¥11.45	¢	—
Diluted	—	4.98	11.43		—
Net income:
Basic	¥79.95	¥209.87	¥165.70	¢	80.76

Diluted	79.89	209.59	165.40		80.70

19. Commitments and Contingent Liabilities
At March 31, 2009, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥14,480 million ($146,263 thousand) (Note 5).
Komatsu provides guarantees to third parties of loans of the employees, affiliated companies and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies and other companies are made to enhance the credit of those companies.

For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 10 years in the case of loans relating to the affiliated companies and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default is ¥65,478 million ($661,394 thousand) at March 31, 2009. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at March 31, 2009 were insignificant. Certain of those guarantees were secured by collateral and insurance issued to the Company.
Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.
Commitments for capital investment outstanding at March 31, 2009, aggregated approximately ¥24,000 million ($242,424 thousand).
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
Komatsu also issues contractual product warranties under which it generally guarantee the performance of products delivered and services rendered for a certain period or term. Change in accrued product warranty cost for the years ended March 31, 2009 and 2008 is summarized as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Balance at beginning of year	¥31,890	¥28,999	$322,121
Addition	25,288	27,879	255,434
Utilization	(26,369)	(22,933)	(266,353)
Other	(2,553)	(2,055)	(25,788)

Balance at end of year	¥28,256	¥31,890	$285,414

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
Komatsu is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but Komatsu does not expect any counterparties to fail to meet their obligations because of the high credit rating of the counterparties. Komatsu has not held any derivative instruments which consisted credit-risk-related contingent features.
Fair Value Hedges
Komatsu uses derivative financial instruments designated as fair value hedges to manage primarily interest rate and foreign exchange risks associated with debt obligations. Principally interest rate swaps and cross-currency swaps are used to hedge such risk for debt obligations. Changes in fair value of the hedged debt obligations and derivative instruments designated as fair value hedge are offset and recognized in other income (expenses). For the years ended March 31, 2009, 2008 and 2007, hedge ineffectiveness resulting from fair value hedging activities was not material to Komatsu’s result of operations. During the same period, no fair value hedges were discontinued.
Cash Flow Hedges
Komatsu uses derivative financial instruments designated as cash flow hedges to manage Komatsu’s foreign exchange risks associated with forecasted transactions and Komatsu’s interest risks associated with debt obligations. For transactions denominated in foreign currencies, Komatsu typically hedges forecasted and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, Komatsu enters into interest rate swap contracts to manage the changes in cash flows. Komatsu records the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss). These amounts are reclassified into earnings through other income (expenses) when the hedged items impact earnings. Approximately ¥86 million ($869 thousand) of existing income included in accumulated other comprehensive income (loss) at March 31, 2009 will be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the years ended March 31, 2009 as a result of anticipated transactions that are no longer probable of occurring.

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
Notional Principal Amounts of Derivative Financial Instruments
Notional principal amounts of derivative financial instruments outstanding at March 31, 2009 and 2008 are as follows.

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Forwards and options:
Sale of foreign currencies	¥30,868	¥89,531	$311,798
Purchase of foreign currencies	48,424	68,460	489,131
Option contracts (purchased)	1,011	6,071	10,212
Option contracts (sold)	—	3,009	—
Interest rate swap, cross- currency swap and interest rate cap agreements	226,754	263,458	2,290,444
Fair values of derivative instruments at March 31, 2009 on the consolidated balance sheets are as follows:

	Millions of yen
	2009
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥278	Deferred income taxes and other current liabilities	¥430
	Deferred income taxes and other assets	8	Deferred income taxes and other liabilities	—
Interest rate swaps,cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	2,351	Deferred income taxes and other current liabilities	—
	Deferred income taxes and other assets	5,709	Deferred income taxes and other liabilities	—

Total		¥8,346		¥430

	Derivative Assets		Derivative Liabilities
	Location on the consolidated	Estimated	Location on the consolidated	Estimated
Undesignated derivative instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥1,016	Deferred income taxes and other current liabilities	¥1,387
Option contracts	Deferred income taxes and other current assets	19	Deferred income taxes and other current liabilities	—
Interest rate swaps,cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	766	Deferred income taxes and other current liabilities	980
	Deferred income taxes and other assets	1,704	Deferred income taxes and other liabilities	3,058

Total		¥3,505		¥5,425

Total Derivative Instruments		¥11,851		¥5,855

	Thousands of U.S. dollars
	2009
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	$2,808	Deferred income taxes and other current liabilities	$4,344
	Deferred income taxes and other assets	81	Deferred income taxes and other liabilities	—
Interest rate swaps,cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	23,748	Deferred income taxes and other current liabilities	—
	Deferred income taxes and other assets	57,667	Deferred income taxes and other liabilities	—

Total		$84,304		$4,344

	Derivative Assets		Derivative Liabilities
	Location on the consolidated	Estimated	Location on the consolidated	Estimated
Undesignated derivative instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	$10,262	Deferred income taxes and other current liabilities	$14,010
Option contracts	Deferred income taxes and other current assets	192	Deferred income taxes and other current liabilities	—
Interest rate swaps,cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	7,737	Deferred income taxes and other current liabilities	9,899
	Deferred income taxes and other assets	17,212	Deferred income taxes and other liabilities	30,888

Total		$35,403		$54,797

Total Derivative Instruments		$119,707		$59,141

The effect of derivative instruments on the consolidated statements of income for the year ended March 31, 2009 are follows:
Derivative instruments designated as fair value hedging relationships

	Millions of yen
	2009
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps,cross-currency swap and interest rate cap agreements	Other income (expenses), net: Other, net	¥7,910	Other income (expenses), net: Other, net	¥(6,958)

Total		¥7,910		¥(6,958)

	Thousands of U.S. dollars
	2009
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps,cross-currency swap and interest rate cap agreements	Other income (expenses), net: Other, net	$79,899	Other income (expenses), net: Other, net	$(70,283)

Total		$79,899		$(70,283)

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	2009
				Ineffective portion and amount
	Effective portion			excluded from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses) reclassified	gains (losses) reclassified	gains (losses)	gains (losses)
	recognized in	from accumulated	from accumulated	recognized in income	recognized in income
	OCI on derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥790	Other income (expenses), net: Other, net	¥2,892	—	¥—
Interest rate swaps,cross-currency swap and interest rate cap agreements	65	—	—	—	—

Total	¥855		¥2,892		¥—

	Thousands of U.S. dollars
	2009
				Ineffective portion and amount
	Effective portion			excluded from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses) reclassified	gains (losses) reclassified	gains (losses)	gains (losses)
	recognized in	from accumulated	from accumulated	recognized in income	recognized in income
	OCI on derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	$7,980	Other income (expenses), net: Other, net	$29,212	—	$—
Interest rate swaps,cross-currency swap and interest rate cap agreements	656	—	—	—	—

Total	$8,636		$29,212		$—

*	OCI stands for Other comprehensive income (loss).
Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	2009
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥846
Option contracts	Other income (expenses), net: Other, net	(7)
Interest rate swaps,cross-currency swap	Cost of sales	94
and interest rate cap agreements	Other income (expenses), net: Other, net	(2,771)

Total		¥(1,838)

	Thousands of U.S. dollars
	2009
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	$8,545
Option contracts	Other income (expenses), net: Other, net	(71)
Interest rate swaps,cross-currency swap	Cost of sales	949
and interest rate cap agreements	Other income (expenses), net: Other, net	(27,989)

Total		$(18,566)

21. The Fair Value of Financial Instruments
(1)	Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Other Current Assets, Short-Term Debt, Trade Notes, Bills and Accounts Payable, and Other Current Liabilities
The carrying amount approximates fair value because of the short maturity of these instruments.
(2) Investment Securities
The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.
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
(5) Derivative Financial Instruments
The fair values of derivative financial instruments, consisting principally of foreign currency contracts and interest swap agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.
The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, as of March 31, 2009 and 2008, are summarized as follows:

	Millions of yen				Thousands of U.S. dollars
	2009		2008		2009
	Carrying	Estimated	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value	amount	fair value
Investment securities, marketable equity securities	¥37,066	¥37,066	¥66,728	¥66,728	$374,404	$374,404
Long-term debt, including current portion	379,768	376,108	343,205	342,195	3,836,040	3,799,071
Derivatives:
Forwards and options
Assets	1,321	1,321	7,314	7,314	13,343	13,343
Liabilities	1,817	1,817	1,295	1,295	18,354	18,354
Interest rate swap, cross-currency swap and interest rate cap agreements
Assets	10,530	10,530	9,064	9,064	106,364	106,364
Liabilities	4,038	4,038	4,619	4,619	40,787	40,787
Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.
22. Fair value measurements
Komatsu adopted SFAS 157, “Fair Value Measurements,” which establishes a new framework for measuring fair value and expands related disclosures on April 1, 2008. SFAS 157 defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:
Level 1 –	Quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3 –	Unobservable inputs for the assets or liabilities
Komatsu adopted the provisions of FSP 157-2, “Effective Date of SFAS 157.” FSP 157-2 defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

Assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2009 are as follows:

	Millions of yen
	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale	¥37,066	¥—	¥—	¥37,066
Derivatives	—	11,851	—	11,851
Other	—	—	919	919

Total	37,066	11,851	919	49,836

Liabilities
Derivatives	—	5,855	—	5,855
Other	—	46,946	—	46,946

Total	—	52,801	—	52,801

	Thousands of U.S. dollars
	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale	$374,404	$—	$—	$374,404
Derivatives	—	119,707	—	119,707
Other	—	—	9,283	9,283

Total	374,404	119,707	9,283	503,394

Liabilities
Derivatives	—	59,141	—	59,141
Other	—	474,202	—	474,202

Total	—	533,343	—	533,343

Investment securities available for sale
Marketable equity securities are classified Level 1 in the fair value hierarchy. Marketable equity securities are measured using a market approach based on the quoted market prices in active markets.
Derivatives
Derivatives primarily represent foreign exchange contracts and interest rate swap agreements. Derivatives are measured based on market observable market data in active markets and are classified in Level 2 in the fair value hierarchy.
Other
Other primarily represents the retained interests in securitizations of accounts receivables and loans which are measured at fair value. Assets or liabilities which are measured based on market observable data are classified in Level 2 in the fair value hierarchy. Because of unobserved inputs, assets or liabilities which are measured by the assumption of Komatsu are classified in Level 3 in the fair value hierarchy.
The following table summarizes information about changes of Level 3 for the year ended March 31, 2009:

		Thousands of
	Millions of yen	U.S. dollars
Balance at beginning of year	¥3,015	$30,455
Total gains or losses (realized / unrealized)	355	3,586
Included in earnings	349	3,525
Included in other comprehensive income (loss)	6	61
Purchases, issuances and settlements	(2,451)	(24,758)

Balance at end of year	¥919	$9,283

The amount of unrealized losses on classified in Level 3 assets recognized in earnings for the year ended March 31, 2009 related to assets still held at March 31, 2009 were ¥678 million ($6,848 thousand). These losses were reported in other income (expenses), net of the consolidated statements of income.
23. Business Segment Information
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
Komatsu operates on a worldwide basis with two operating segments: 1) Construction, Mining and Utility Equipment 2) Industrial Machinery and Others.
From the fiscal year ended March 31, 2009, after the reassessment of its management decision-making units, Komatsu changed its operating segments from two operating segments: 1) Construction and mining equipment, 2) Industrial Machinery, Vehicles and Others. The business segment information as of March 31, 2008 and 2007 and for the fiscal years then ended have been reclassified according to the presentation as of March 31, 2009 and for the fiscal year then ended.

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
The following tables present certain information regarding Komatsu’s operating segments and geographic information at March 31, 2009, 2008 and 2007, and for the years then ended:
Operating segments:

				Thousands of
	Millions of yen			U.S. dollars
	2009	2008	2007	2009
Net sales:
Construction, Mining and Utility Equipment—
Customers	¥1,744,733	¥2,048,711	¥1,711,275	$17,623,566
Intersegment	4,653	6,127	7,821	47,000

Total	1,749,386	2,054,838	1,719,096	17,670,566
Industrial Machinery and Others—
Customers	277,010	194,312	182,068	2,798,080
Intersegment	26,389	23,376	22,385	266,556

Total	303,399	217,688	204,453	3,064,636
Elimination	(31,042)	(29,503)	(30,206)	(313,556)

Consolidated	¥2,021,743	¥2,243,023	¥1,893,343	$20,421,646

Segment profit:
Construction, Mining and Utility Equipment	¥180,455	¥317,895	¥232,653	$1,822,778
Industrial Machinery and Others	12,891	19,947	20,399	130,212

Total	193,346	337,842	253,052	1,952,990
Corporate expenses and elimination	(4,688)	(3,256)	(3,306)	(47,354)

Consolidated segment profit	188,658	334,586	249,746	1,905,636
Impairment loss on long-lived assets	16,414	2,447	81	165,798
Impairment loss on goodwill	2,003	2,870	—	20,232
Other operating income (expenses)	(18,293)	3,581	(4,924)	(184,778)
Operating income	151,948	332,850	244,741	1,534,828
Interest and dividend income	8,621	10,265	8,532	87,081
Interest expense	(14,576)	(16,699)	(15,485)	(147,232)
Other, net	(17,211)	(4,206)	(1,297)	(173,849)

Consolidated income from continuing operations before income taxes	¥128,782	¥322,210	¥236,491	$1,300,828

Identifiable assets:
Construction, Mining and Utility Equipment	¥1,639,720	¥1,738,481	¥1,541,607	$16,562,828
Industrial Machinery and Others	254,200	283,427	183,461	2,567,677
Corporate assets and elimination	75,139	83,238	118,914	758,980

Consolidated	¥1,969,059	¥2,105,146	¥1,843,982	$19,889,485

Depreciation and amortization:
Construction, Mining and Utility Equipment	¥87,260	¥69,738	¥61,812	$881,414
Industrial Machinery and Others	9,981	4,890	3,609	100,818

Consolidated	¥97,241	¥74,628	¥65,421	$982,232

Capital investment:
Construction, Mining and Utility Equipment	¥152,803	¥141,184	¥119,114	$1,543,464
Industrial Machinery and Others	9,709	4,546	10,566	98,071

Consolidated	¥162,512	¥145,730	¥129,680	$1,641,535

Transfers between segments are made at estimated arm’slength prices. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes. Amortization for the years ended March 31, 2009, 2008 and 2007 do not include amortization of long-term prepaid expenses of ¥1,113 million ($11,242 thousand), ¥1,036 million and ¥913 million. Further depreciation and amortization for the year ended March 31, 2007 does not include those for discontinued operations of ¥6,375 million. The term “Capital investment” should be distinguished from the term “Capital expenditures” as used in the consolidated statements of cash flows. The term “Capital investment” is defined to refer to the acquisition of property, plant and equipment including properties under capital leases on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates.
Geographic information:
Net sales to customers recognized by sales destination for the years ended March 31, 2009, 2008 and 2007 are as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2009	2008	2007	2009
Net sales to customers:
Japan	¥452,172	¥505,185	¥487,103	$4,567,394
The Americas	503,450	541,160	537,836	5,085,353
Europe and CIS	284,029	427,679	324,071	2,868,980
China	236,226	189,902	129,443	2,386,121
Asia (excluding Japan, China) and Oceania	335,574	348,462	252,768	3,389,636
Middle East and Africa	210,292	230,635	162,122	2,124,162

Consolidated net sales	¥2,021,743	¥2,243,023	¥1,893,343	$20,421,646

Net sales recognized by geographic origin and property, plant and equipment at March 31, 2009, 2008 and 2007, and for the years then ended are as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2009	2008	2007	2009
Net sales to customers:
Japan	¥831,569	¥813,198	¥739,206	$8,399,687
U.S.A.	469,047	526,821	527,680	4,737,848
Europe and CIS	269,139	420,778	298,509	2,718,576
Others	451,988	482,226	327,948	4,565,535

Total	¥2,021,743	¥2,243,023	¥1,893,343	$20,421,646

Property, plant and equipment:
Japan	¥400,554	¥363,646	¥282,050	$4,046,000
U.S.A.	68,170	65,225	60,609	688,586
Europe and CIS	28,207	36,664	25,808	284,919
Others	28,531	25,611	19,926	288,192

Total	¥525,462	¥491,146	¥388,393	$5,307,697

No individual country within Europe and CIS or other areas had a material impact on net sales to customers or property, plant and equipment.
There were no sales to a single major external customer for the years ended March 31, 2009, 2008 and 2007.

The following information shows net sales and segment profit recognized by geographic origin for the years ended March 31, 2009, 2008 and 2007. In addition to the disclosure requirements under SFAS No. 131, Komatsu discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to:

				Thousands of
	Millions of yen			U.S. dollars
	2009	2008	2007	2009
Net sales:
Japan—
Customers	¥831,569	¥813,198	¥739,206	$8,399,687
Intersegment	380,880	479,116	396,361	3,847,273

Total	1,212,449	1,292,314	1,135,567	12,246,960
The Americas—
Customers	469,047	526,821	527,792	4,737,848
Intersegment	42,774	40,422	38,221	432,061

Total	511,821	567,243	566,013	5,169,909
Europe and CIS—
Customers	269,139	420,778	298,509	2,718,576
Intersegment	25,259	31,444	34,450	255,141

Total	294,398	452,222	332,959	2,973,717
Others—
Customers	451,988	482,226	327,836	4,565,535
Intersegment	29,262	35,661	20,678	295,576

Total	481,250	517,887	348,514	4,861,111
Elimination	(478,175)	(586,643)	(489,710)	(4,830,051)

Consolidated	¥2,021,743	¥2,243,023	¥1,893,343	$20,421,646

Segment profit:
Japan	¥37,876	¥173,063	¥140,193	$382,586
The Americas	52,133	56,667	51,842	526,596
Europe and CIS	22,279	44,088	32,104	225,040
Others	61,008	68,204	38,033	616,242
Corporate and elimination	15,362	(7,436)	(12,426)	155,172

Consolidated	¥188,658	¥334,586	¥249,746	$1,905,636

Identifiable assets:
Japan	¥1,194,694	¥1,282,182	¥1,065,487	$12,067,616
The Americas	426,772	441,499	481,144	4,310,828
Europe and CIS	206,955	290,008	221,012	2,090,455
Others	350,822	328,741	237,839	3,543,657
Corporate assets and elimination	(210,184)	(237,284)	(161,500)	(2,123,071)

Consolidated	¥1,969,059	¥2,105,146	¥1,843,982	$19,889,485

Overseas sales:
The Americas	¥503,450	¥541,160	¥537,836	$5,085,354
Europe and CIS	284,029	427,679	324,071	2,868,980
Others	782,092	768,999	544,333	7,899,919

Total	¥1,569,571	¥1,737,838	¥1,406,240	$15,854,253

Transfers between segments are made at estimated arm’slength prices. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and investment securities maintained for general corporate purposes.

24. Supplementary Information to Balance Sheets
At March 31, 2009 and 2008, deferred income taxes and other current assets were comprised of the following:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Prepaid expenses	¥4,253	¥4,444	$42,960
Short-term loans receivable:
Affiliated companies	2,994	4,314	30,243
Other	766	1,198	7,737

Total	¥3,760	¥5,512	$37,980

Deferred income taxes	37,749	40,141	381,303
Other	85,612	79,408	864,767

Total	¥131,374	¥129,505	$1,327,010

At March 31, 2009 and 2008, deferred income taxes and other current liabilities were comprised of the following:

			Thousands of
	Millions of yen		U.S. dollars
	2009	2008	2009
Accrued expenses	¥81,133	¥91,624	$819,525
Deferred income taxes	228	133	2,303
Other	117,984	113,400	1,191,758

Total	¥199,345	¥205,157	$2,013,586

25. Supplementary Information to Statements of Income
The following information shows research and development expenses and advertising costs, for the years ended March 31, 2009, 2008 and 2007. Research and development expenses, and advertising costs are charged to expense as incurred and are included in cost of sales and selling, general and administrative expenses in consolidated statements of income.

				Thousands of
	Millions of yen			U.S. dollars
	2009	2008	2007	2009
Research and development expenses	¥53,736	¥49,673	¥46,306	$542,788
Advertising costs	4,678	4,410	4,482	47,253
Shipping and handling costs included in selling, general and administrative expenses for the years ended March 31, 2009, 2008 and 2007, were as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2009	2008	2007	2009
Shipping and handling costs	¥46,264	¥51,827	¥44,065	$467,313
For the fiscal year ended March 31, 2009 and 2008, Komatsu recognized an impairment loss of ¥16,414 million ($165,798 thousand) and ¥2,447 million, related to property, plant and equipment and intangible assets subject to amortization at the Company and certain subsidiaries, as profitability of the assets of each subsidiary was expected to be low in the future and Komatsu estimated the carrying amounts would not be recovered by the future cash flows. For the fiscal year ended March 31, 2009, an impairment loss recognized is mainly ¥4,730 million ($47,778 thousand) for Mooka plant in the construction, mining and utility equipment segment and ¥1,808 million ($18,263 thousand ) for Komatsu plant in the industrial machinery and others, due to reorganization and shut down of plants. Komatsu has a plan to transfer the production capacity of these plants to other plants in the fiscal year ending March 31, 2010.

Other operating income (expense), net for the years ended March 31, 2009, 2008 and 2007, were comprised of the following:

				Thousands of
	Millions of yen			U.S. dollars
	2009	2008	2007	2009
Gain on sale of property	¥630	¥3,169	¥—	$6,363
Loss on disposal or sale of fixed assets	(5,922)	(3,313)	(2,015)	(59,818)
Other*	(13,001)	3,725	(2,909)	(131,323)

Total	¥(18,293)	¥3,581	¥(4,924)	$(184,778)

*
For the fiscal year ended March 31, 2009, the Company and certain subsidiaries recognized expenses associated with structural reforms of production and sales operations. Out of the expenses, reorganization costs of ¥13,926 million ($140,667 thousand) such as wind down and relocation costs related to the integration of facilities were included in other, except the expenses included in impairment loss on long-lived assets and impairment loss on goodwill of the consolidated statements of income.

Other income (expenses), net for the years ended March 31, 2009, 2008 and 2007, were comprised of the following:

				Thousands of
	Millions of yen			U.S. dollars
	2009	2008	2007	2009
Interest income–
Installment receivables	¥1,843	¥2,107	¥945	$18,616
Other	5,242	6,659	6,729	52,949
Dividends	1,536	1,499	858	15,515
Interest expense	(14,576)	(16,699)	(15,485)	(147,232)
Net gain (loss) from sale of investment securities	(3,543)	(289)	344	(35,788)
Exchange loss, net	(11,802)	(3,467)	(903)	(119,212)
Other	(1,866)	(450)	(738)	(18,848)

Total	¥(23,166)	¥(10,640)	¥(8,250)	$(234,000)

26. Valuation and Qualifying Accounts
Valuation and qualifying accounts deducted from assets to which they apply:

				Thousands of
	Millions of yen			U.S. dollars
Allowance for doubtful receivables	2009	2008	2007	2009
Balance at beginning of fiscal period	¥11,470	¥11,808	¥11,786	$115,859
Additions
Charged to costs and expenses	7,091	3,003	2,653	71,626
Charged to other accounts	23	208	—	232
Deductions	3,254	3,549	2,631	32,869

Balance at end of fiscal period	¥15,330	¥11,470	¥11,808	$154,848

Deductions were principally uncollectible accounts and notes charged to the allowance.

				Thousands of
	Millions of yen			U.S. dollars
Valuation allowance for deferred tax assets	2009	2008	2007	2009
Balance at beginning of fiscal period	¥22,435	¥30,879	¥35,490	$226,616
Additions
Charged to costs and expenses	19,784	2,743	1,715	199,839
Charged to other accounts	587	945	341	5,929
Deductions	11,386	12,132	6,667	115,010

Balance at end of fiscal period	¥31,420	¥22,435	¥30,879	$317,374

Deductions were principally realization or expiration of net operating loss carryforwards.

EXHIBIT INDEX

		Subsequently
Exhibit number	Title	Numbered Page

Exhibit (1.1)	Articles of Incorporation of Komatsu Ltd., as amended (Translation)	1

Exhibit (1.2)	Regulations of The Board of Directors (Translation)	7

Exhibit (2)	Share Handling Regulations, as amended (Translation)	10

Exhibit (8)
Significant subsidiaries of Komatsu Ltd, including additional subsidiaries that management has deemed to be significant, as of March 31, 2008: Incorporated by reference to “Organizational Structure” in “Item 4. Information on the Company”

Exhibit (11)	Code of Ethics for Senior Officers (Translation)	16

Exhibit (12) a.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company	20

Exhibit (12) b.	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company	21

Exhibit (13) a.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company	22

Exhibit (13) b.	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company	23