Form 20-F
period 2010-03-31
KOMATSU LTD
filed 2010-06-29
CIK 56594

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010
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
Yasushi Sakano or Masaki Takeda
Telephone: +81-3-5561-2628
Facsimile: +81-3-3586-0374
Address: 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered
None	N/A
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Common Stock*
(Title of Class)

*	16,818,060 American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 1 share of Common Stock of Komatsu Ltd.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
968,039,976 shares (excluding 30,704,084 shares of Treasury Stock)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Important information regarding risks and uncertainties is also set forth elsewhere in this annual report, including in “D. Risk Factors” included in “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following data for each of the fiscal years ended March 31, 2006 through March 31, 2010 have been derived from the Company’s audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). It should be read in conjunction with the Company’s audited consolidated balance sheets as of March 31, 2009 and 2010, the related consolidated statements of income, shareholders’ equity and cash flows for the three fiscal years ended March 31, 2010 and the notes thereto that appear elsewhere in this annual report.
Selected Financial Data

	(Millions of yen, except per share amounts)
	2010	2009	2008	2007	2006
Income Statement Data:
Net sales 1)	1,431,564	2,021,743	2,243,023	1,893,343	1,612,140
Operating income 1)	67,035	151,948	332,850	244,741	163,428
Income from continuing operations before income taxes and equity in earnings of affiliated companies 1)	64,979	128,782	322,210	236,491	155,779
Income taxes 1)	25,364	42,293	115,794	79,745	43,970
Income from continuing operations attributable to Komatsu Ltd. less applicable income taxes1)	33,559	78,797	203,826	153,264	109,141
Income from discontinued operations attributable to Komatsu Ltd. less applicable income taxes 1)	—	—	4,967	11,374	5,149
Net income attributable to Komatsu Ltd.	33,559	78,797	208,793	164,638	114,290

	(Millions of yen, except per share amounts)
	2010	2009	2008	2007	2006
Per Share Data:
Income from continuing operations attributable to Komatsu Ltd. less applicable income taxes
- Basic	34.67	79.95	204.88	154.25	109.94
- Diluted	34.65	79.89	204.61	153.97	109.75
Net income attributable to Komatsu Ltd.
- Basic	34.67	79.95	209.87	165.70	115.13
- Diluted	34.65	79.89	209.59	165.40	114.93
Cash dividends
Yen	26.00	44.00	38.00	23.00	14.00
U.S. cents 2)	27.96	44.44	38.00

Depreciation and amortization	91,319	98,354	75,664	72,709	72,640
Capital Investment 1) 3)	96,191	162,512	145,730	129,680	113,934
Research and development expenses 1)	46,449	53,736	49,673	46,306	44,560

	(Millions of yen)

Balance Sheet Data:
Total assets	1,959,055	1,969,059	2,105,146	1,843,982	1,652,125
Komatsu Ltd. shareholders’ equity	833,975	814,941	887,126	776,717	622,997
Capital stock	67,870	67,870	67,870	67,870	67,870
Number of shares issued at year-end	998,744,060	998,744,060	998,744,060	998,744,060	998,744,060
Number of shares outstanding at year-end	968,039,976	967,822,292	995,103,847	993,786,759	993,645,492
Notes:

1)	In the fiscal year ended March 31, 2007, Komatsu disposed of its majority interest in Komatsu Electronic Metals Co., Ltd. (“KEM”). In the fiscal year ended March 31, 2008, Komatsu sold the outdoor power equipment (“OPE”) business of Komatsu Zenoah Co. and its subsidiaries. As a result, operating results and the gain recognized on the sale of KEM and its subsidiaries as well as the OPE business of Komatsu Zenoah Co. and its subsidiaries are presented as “Income from discontinued operations attributable to Komatsu Ltd. less applicable income taxes.”

2)	The conversion rate between the Japanese yen to the U.S. dollar for the fiscal year ended March 31, 2010 is ¥93 to U.S.$1.00, the approximate buying rate of Japanese yen as of noon on March 31, 2010 in The City of New York as reported by the Federal Reserve Board.

3)	The term “Capital Investment” as used in the above Selected Financial Data should be distinguished from the term “Capital Expenditures” as used in the consolidated statements of cash flows. The term “Capital Investment” as used in the above Selected Financial Data is defined to refer to costs relating to the purchase of property, plant and equipment including properties under capital leases on an accrual basis which reflects the effect of timing differences between acquisition dates and payment dates. Komatsu’s management uses this financial indicator to manage its capital investment and believes that this indicator is useful to investors in that this indicator presents accrual based capital investment in addition to the cash based capital expenditures provided in the consolidated statements of cash flows.
The following table provides the noon buying rates for Japanese yen in The City of New York as reported by the Federal Reserve Bank of New York and the Federal Reserve Board expressed in Japanese yen per U.S. dollar for the periods indicated. The average Japanese yen exchange rates represent average noon buying rates on the last business day of each month for the respective period. On June 18, 2010, the noon buying rate in The City of New York as reported by the Federal Reserve Board for Japanese yen was ¥90.79 = U.S.$1.00.
Yen Exchange Rates per U.S. dollar:
(Yen)

	Average	High	Low	Period-End
Year ended March 31
2006	113.67	104.64	119.66	117.48
2007	116.55	112.26	121.02	117.56
2008	113.61	96.88	124.09	99.85
2009	100.85	87.80	110.48	99.15
2010	92.49	86.12	100.71	93.40

	High	Low	Period-End
2009
December	86.62	93.08	93.08

2010
January	89.41	93.31	90.38
February	88.84	91.94	88.84
March	88.43	93.40	93.40
April	92.03	94.51	94.24
May	89.89	94.68	90.81

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Given the business environment in which Komatsu operates, Komatsu is exposed to a variety of risks. Komatsu has identified the following risks as its primary risks based on information currently available to it. The statements set forth in this section should be considered carefully in conjunction with Item 5. “Operating and Financial Review and Prospects” and the “Consolidated Financial Statements” that appear elsewhere in this annual report on Form 20-F. The risks discussed below are risks that may, individually or in the aggregate, make Komatsu’s actual results differ materially from its expected or past results. It should be noted, however, that it is impossible to predict or identify all risks that may be applicable to Komatsu. The below list of risks should not be considered to be a complete list of risks that could materially affect Komatsu’s results of operations and/or financial condition. Komatsu’s results of operations and/or financial condition may also be affected in the future by other risks that are currently unknown or that are not currently considered significant or material.
(1) Economic and market conditions
As Komatsu is engaged in business on a global scale, the economic and market conditions and competitive environment in which Komatsu operates differ from region to region. In addition, demand for Komatsu’s products, as well as the business environment in which Komatsu operates, may change substantially as a result of changes in the economic and market conditions of each such region.
In economically-advanced regions in which Komatsu operates, Komatsu’s business is generally affected by cyclical changes in the economies of such regions. Therefore, factors which are beyond Komatsu’s control, such as levels of housing starts, industrial production, public investments in infrastructure development and private-sector capital outlays, may affect demand for Komatsu’s products.

In recent years, Komatsu has derived a greater percentage of its business from newly-developing markets, such as China, India, Russia, the Middle East and Africa. In line with such increase in business, Komatsu has been making capital investments in such markets. Particularly in China, Komatsu has been making aggressive investments to expand the production capacity of its subsidiaries and reinforce its sales and service operations. If a temporary confusion or stagnation were to occur in the Chinese economy, Komatsu’s business results would be adversely affected. In addition, in the other newly-developing markets, Komatsu constantly pays careful attention to the changes in demand for its products. However, their economies depend upon a number of unstable factors, such as commodity prices and considerable reliance on exports to economically-advanced countries, and thus, changes in these factors could adversely affect Komatsu’s business results.
Furthermore, when economic and/or market conditions change more drastically than forecasted by Komatsu, Komatsu may also experience, among others, fewer orders of its products, an increase in cancellation of orders by customers and a delay in the collection of receivables.
These changes in the economic and market conditions and the business environment in which Komatsu operates may lead to a decline in sales, and inefficient inventory levels and/or production capacities, thereby causing Komatsu to record lower profitability and incur additional expenses and losses. As a result, Komatsu’s results of operations may be adversely affected.
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

(3) Fluctuations in financial markets
While Komatsu is currently working on improving the efficiency of its assets to reduce its interest-bearing debt, its aggregate short- and long-term interest-bearing debt was approximately ¥590 billion as of March 31, 2010. Although Komatsu has strived to reduce the effect of interest rate fluctuations by promoting the procurement of funds at fixed interest rates, an increase in interest rates may increase Komatsu’s interest expenses with respect to its interest-bearing debt subject to floating interest rates, thereby adversely affecting Komatsu’s results of operations. In addition, fluctuations in the financial markets, such as fluctuations in the fair value of marketable securities and interest rates, may also increase the unfunded obligation portion of Komatsu’s pension plans or pension liabilities, which may result in an increase in pension expenses. Such an increase in interest expenses and pension expenses may adversely affect Komatsu’s results of operations and financial condition.
(4) Laws and regulations of different countries
Komatsu is subject to various governmental regulations and approval procedures in the countries in which it operates. If the government of a given country were to enact new laws and regulations, such as laws and regulations relating to import/export duties, quotas, currency restrictions and taxation, Komatsu may be required to bear increased expenses in order to comply with such regulations. With respect to transfer pricing between Komatsu and its affiliated companies, Komatsu is careful to comply with applicable taxation laws of Japan and the concerned foreign governments. Nevertheless, it is possible that Komatsu may be viewed by the concerned tax authorities as having used inappropriate pricing. If intergovernmental negotiations were to fail, Komatsu may be charged with double or additional taxation. Such developments could have an unfavorable impact on Komatsu’s business results.
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

(6) Product and quality liability
While Komatsu endeavors to sustain and improve the quality and reliability of its operations and products based on stringent standards established internally, Komatsu may face product and quality liability claims or become exposed to other liabilities if unexpected defects in its products result in recalls or accidents. If the costs for addressing such claims or other liabilities are not covered by Komatsu’s existing insurance policies or other protective means, such claims may adversely affect its financial condition.
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
(8) Procurement, production and other matters
Komatsu’s procurement of parts and materials for its products is exposed to fluctuations in commodity prices, mainly in the price of steel materials. Price increases in commodities may increase the cost of materials and therefore the production cost of Komatsu’s products. In addition, a shortage of product parts and materials, bankruptcies of suppliers or production discontinuation by suppliers of products used by Komatsu may make it difficult for Komatsu to engage in the timely procurement of parts and materials and manufacture of its products, thereby lowering Komatsu’s production efficiency. In an effort to reduce any adverse effect to its business as a result of an increase in the cost of materials, Komatsu strives to reduce other costs and pass on any increase in the cost of materials to its customers through price adjustments of its products. Komatsu strives to minimize the effects of possible procurement or manufacturing issues by securing new suppliers or promoting closer collaboration among its related business divisions. However, if the increase in commodity prices were to exceed Komatsu’s expectations or a prolonged shortage of materials and parts were to occur, Komatsu’s results of operations may be adversely affected.
(9) Information security, intellectual property and other matters
Komatsu may obtain confidential information concerning its customers and individuals in the normal course of its business. Komatsu also holds confidential business and technological information. Komatsu safeguards such confidential information with the utmost care. To safeguard such confidential information from unauthorized access, tampering, destruction, leakage, losses and other damages, Komatsu employs appropriate safety measures, including implementing technological safety measures and strengthening its information management capabilities. If a leak of confidential information concerning customers and individuals were to occur, Komatsu may become liable for damages, or its reputation or its customers’ confidence in Komatsu may be adversely affected. In addition, if Komatsu’s confidential business and technological information were leaked or misused by a third party, or Komatsu’s intellectual properties were infringed upon by a third party, or Komatsu were held liable for infringing on a third party’s intellectual property rights, Komatsu’s business results may be adversely affected.

(10) Natural calamities, wars, terrorism, accidents and other matters
Komatsu conducts its business operations on a global scale and operates and maintains development, production, sales and other business facilities in many countries. If natural disasters, such as earthquakes and floods, epidemics, wars, terrorist acts, accidents, such as fires and explosions, unforeseeable criticism or interference by third parties or computer virus infections in regions in which Komatsu operates were to occur and cause extensive damage to one or more of its facilities that then could not become fully operational within a short period of time, delays or disruption in the procurement of materials and parts or the production and sales of Komatsu’s products and services may result. Such delays or disruptions may adversely affect Komatsu’s results of operations.
Item 4. Information on the Company
A. History and Development of the Company
The Company was incorporated in May 1921 as a joint stock corporation (kabushiki kaisha) in accordance with Japanese law under the name Kabushiki Kaisha Komatsu Seisakusho (“Komatsu Ltd.” in English). Its registered office is located at 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan, and its telephone number is +81-3-5561-2628 (Finance & Treasury Department).
Shortly after its formation in 1921, the Company commenced the production and marketing of sheet-forming presses. In 1931, the Company produced Japan’s first crawler-type farm tractor and in the 1940s the Company began its production of bulldozers in Japan. The Company broadened its product line-up by beginning production of motor graders and dump trucks in the 1950s and wheel loaders and hydraulic excavators in the 1960s.
The history and development of Komatsu’s global operations can be divided into three phases: (1) exports from Japan, (2) offshore production and (3) management of its global production and distribution network.

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
In April 2010, Komatsu Industries Corporation (“Komatsu Industries”), a wholly owned subsidiary of the Company, took over the product development and sales and service operations of the large-sized press business, previously conducted by the Company’s Industrial Machinery Division, by way of an absorption-type corporate split.
PRINCIPAL CAPITAL INVESTMENT
Komatsu invests capital each year in the development and production of new products and the improvement of the operating efficiency of its production infrastructure, primarily focusing on the Construction, Mining and Utility Equipment operating segment. Komatsu’s capital investment for the fiscal years ended March 31, 2010, 2009 and 2008 were ¥96,191 million, ¥162,512 million and ¥145,730 million, respectively. Capital investment for the fiscal year ended March 31, 2010 by operating segment was as follows.

Capital Investment by Operating Segment

		Percentage Change as
	Millions of Yen	compared to the
	Fiscal Year ended	Fiscal Year ended
	March 31, 2010	March 31, 2009
Construction, Mining and Utility Equipment	¥92,979	-39.2%
Industrial Machinery and Others	3,212	-66.9%

Total	¥96,191	-40.8%

Notes:

1)	Amounts include certain leased machinery and equipment accounted for as capital leases in accordance with Financial Accounting Standards Board Accounting Standards Codification 840.

2)	The term “Capital Investment” as used in the above table should be distinguished from the term “Capital Expenditures” as used in the consolidated statements of cash flows. The term “Capital Investment” as used in the above table is defined to refer to costs relating to the purchase of property, plant and equipment including properties under capital leases on an accrual basis which reflects the effect of timing differences between acquisition dates and payment dates. Komatsu’s management uses this financial indicator to manage its capital investment and believes that this indicator is useful to investors in that this indicator presents accrual based capital investment in addition to the cash based capital expenditures provided in the consolidated statements of cash flows.
Demand for Komatsu products decreased in the fiscal year ended March 31, 2010 due primarily to the global financial crisis. Although Komatsu decreased its capital investments in the construction, mining and utility equipment business for the fiscal year ended March 31, 2010, Komatsu continued to make capital investments, including investments to reorganize its production operations in Japan and the United States so as to put in place a more flexible production infrastructure that enables Komatsu to adjust quickly to market demands. Komatsu also made capital investments in the industrial machinery and others business for the fiscal year ended March 31, 2010 to improve its productivity and efficiency by making improvements to its production infrastructure, such as closing down the Komatsu Plant (where some of the facility and equipment had become obsolete) and transferring the production of products manufactured at such plant to the Kanazawa Plant (where the facility and equipment are more up-to-date).
While Komatsu did not complete any new main facilities during the fiscal year ended March 31, 2010, the following table sets forth in further detail new constructions, expansions and overhauls of Komatsu’s main facilities that were in progress during the fiscal year ended March 31, 2010:

Operating segment	Main facilities
Construction, Mining and Utility Equipment	Construction of Komatsu Manufacturing Rus, LLC’s new plant • Products: Medium-sized hydraulic excavators and forklift trucks • Location: Yaroslavl, Russia

Relocation and expansion of Komatsu (Changzhou) Construction Machinery Corp.’s plant
• Products: Hydraulic excavators, wheel loaders, dump trucks, etc.
• Location: Changzhou, Jiangsu, China

Expansion of Komatsu Castex Ltd.’s manufacturing facilities for key components (i.e., iron castings)
• Products: Cylinder blocks, etc.
• Location: Himi City, Toyama, Japan

Komatsu’s capital investments for the fiscal year ended March 31, 2010 were primarily financed by funds on hand and bank borrowings.
For information on Komatsu’s expected principal capital investments for the fiscal year ended March 31, 2011, see Item 4.D. Property, Plants and Equipment.
B. Business Overview
GENERAL
Komatsu is a global company that engages in the manufacturing, development, marketing and sale of a diversified range of industrial-use products and services. With “Quality and Reliability” as the cornerstone of its management policy, Komatsu is committed to providing safe and innovative products and services that satisfy its customers’ needs and expectations.
The manufacturing operations of Komatsu are conducted primarily at plants located in Japan, the United States, Brazil, the United Kingdom, Germany, Sweden, Italy, Indonesia, China, Thailand and India. Komatsu’s products are primarily sold under the “Komatsu” brand name and almost all of its sales and service activities are conducted through its sales subsidiaries and independent distributors who primarily sell products to retail dealers in their respective geographic area.
PRODUCTS AND SERVICES
The following table sets forth Komatsu’s net sales by operating segments for the fiscal years ended March 31, 2010, 2009 and 2008, which is reproduced from the Company’s audited consolidated financial statements.
Net Sales by Operating Segments

	(Millions of Yen)
	Fiscal Year		Fiscal Year		Fiscal Year
	Ended March 31,		Ended March 31,		Ended March 31,
	2010		2009		2008

Construction, Mining and Utility Equipment	¥1,268,575	88.6%	¥1,744,733	86.3%	¥2,048,711	91.3%
Industrial Machinery and Others	162,989	11.4%	277,010	13.7%	194,312	8.7%

Total	¥1,431,564	100.0%	¥2,021,743	100.0%	¥2,243,023	100.0%

Note:	Starting with the fiscal year ended March 31, 2009, Komatsu reclassified the forklift truck business of Komatsu Utility Co., Ltd. and the businesses of Komatsu Logistics Corp. (both of which were formerly in the Industrial Machinery, Vehicles and Others operating segment) so that such businesses are part of Komatsu’s construction and mining equipment business, and accordingly, changed its operating segments by renaming the Construction and Mining Equipment operating segment as the Construction, Mining and Utility Equipment operating segment and the Industrial Machinery, Vehicles and Others operating segment as the Industrial Machinery and Others operating segment. As a result of this reclassification, the financial data for the fiscal year ended March 31, 2008 in the above table have been retrospectively reclassified using the new operating segments.

(1) Construction, Mining and Utility Equipment
The Construction, Mining and Utility Equipment operating segment has been Komatsu’s mainstay operating segment during the last several decades. Net sales from this operating segment accounted for 88.6% of Komatsu’s total net sales for the fiscal year ended March 31, 2010.
Komatsu offers various types of construction, mining and utility equipment, ranging from super-large machines capable of mining applications to general construction equipment and mini construction equipment for urban use. Komatsu’s range of products in this operating segment also includes a wide variety of attachments to be used with its products. Komatsu’s principal products in this operating segment fall into the following categories:

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
To remain competitive in this operating segment, Komatsu introduced the “DANTOTSU Strategy” in 2003 and has been working to increase the number of DANTOTSU products. DANTOTSU means “unique and unrivaled” in Japanese. Komatsu only designates a product as DANTOTSU if such product is considered unique and unrivaled as compared to those produced by Komatsu’s competitors, due to the fact that such product is equipped with one or more features that its competitors cannot match for some time. Since the introduction of DANTOTSU products, Komatsu has been working to replace many of its product models with DANTOTSU products. The current line-up of DANTOTSU products include WA500 and WA600 wheel loaders and the D51-22 bulldozer to name a few. Komatsu plans to continue making model changes to replace some of its existing construction, mining and utility equipment product models with DANTOTSU products.

In addition to manufacturing and developing new products, Komatsu has been focused on downstream businesses, such as the used equipment business and the rental equipment business. Komatsu Used Equipment Corp. has been facilitating the sale of used equipment by holding annual auctions in several locations in Japan since the mid-1990s.
The principal products developed and introduced to the market in the Construction, Mining and Utility Equipment operating segment during the fiscal year ended March 31, 2010 are listed below:

Company	Product	Model
Komatsu Ltd.	Hydraulic Excavators	PC78UU-8, PC130F-7, PC200LC-8E0Hybrid, PC600-8E0, PC600LC-8E0, PC600-8R, PC600LC-8R, PC650-8E0, PC650LC-8E0, PC700LC-8E0, PC700LC-8R, PC8000-6
	Bulldozers	D375A-6R
	Motor Graders	GD555-5, GD655-5, GD675-5
Komatsu Utility Co., Ltd.	Hydraulic Excavators,	PC05-1A, PC58UUT-5
	Forklifts Trucks	FD20-17, FD25-17, FD30-17, FD35A-17, FB15-12, FD18-12, FD20A-12, FB15MU-12, FB18MU-12, FB20MU-12
(2) Industrial Machinery and Others
Net sales from the Industrial Machinery and Others operating segment accounted for 11.4% of Komatsu’s total net sales for the fiscal year ended March 31, 2010. The products available in this operating segment are used by a wide range of businesses and include industrial machinery, such as forging and sheet metal machinery and other services. Komatsu’s principal products in this operating segment fall into the following categories:

Category	Principal Products
Metal Forging and Stamping Presses	Large-sized presses, servo presses, small- and medium-sized presses and forging presses
Sheet Metal Machines	Laser cutting machines, fine-plasma cutting machines, press brakes and shears
Machine Tools	Transfer machines, machining centers, crankshaft millers, grinding machines and wire saws
Defense Systems	Ammunition and armored personnel carriers
Temperature-control equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing
Others	Commercial-use prefabricated structures

The principal products developed and introduced to the market in the Industrial Machinery and Others operating segment during the fiscal year ended March 31, 2010 include the high speed palletizing system for large-size presses, plasma cutting machines, the crankshaft milling machine, new milling machines for a vehicle engine’s crankshaft (GPM190F-5 and 200F-5), the large size wire-sawing machine (PV800) that can be used to saw materials used in solar batteries and chip ID markers.
PRINCIPAL MARKETS
Komatsu operates and competes in the following six principal markets: (1) Japan, (2) the Americas, (3) Europe and Commonwealth of Independent States (“CIS”), (4) China, (5) Asia (excluding Japan and China) and Oceania and (6) the Middle East and Africa.
In this annual report, information regarding net sales by geographic segment is presented in the following two ways: (1) by sales destination (based on the country where the purchaser is located) and (2) by sales origin (based on the country where the seller is located). The following table sets forth Komatsu’s net sales recognized by sales destination for the fiscal years ended March 31, 2010, 2009 and 2008. Net sales data by sales origin are set forth in Item 5.A. Operating and Financial Review and Prospectus as well as Note 23 to the Company’s audited consolidated financial statements, included elsewhere in this report.

	(Millions of Yen)
	Fiscal Year		Fiscal Year		Fiscal Year
	Ended March 31,		Ended March 31,		Ended March 31,
	2010		2009		2008
Japan	¥323,813	22.6%	¥452,172	22.4%	¥505,185	22.5%
Americas	323,984	22.7%	503,450	24.9%	541,160	24.1%
Europe and CIS	127,377	8.9%	284,029	14.0%	427,679	19.1%
China	270,870	18.9%	236,226	11.7%	189,902	8.5%
Asia (excluding Japan and China) and Oceania	299,864	20.9%	335,574	16.6%	348,462	15.5%
Middle East and Africa	85,656	6.0%	210,292	10.4%	230,635	10.3%

Total	¥1,431,564	100.0%	¥2,021,743	100.0%	¥2,243,023	100.0%

SALES AND DISTRIBUTION
Komatsu’s international and domestic sales and distribution for its Construction, Mining and Utility Equipment operating segment are conducted primarily through a network of subsidiaries, affiliates and independent distributors, and to a lesser extent by its partners of jointly-owned companies.
Komatsu’s construction, mining and utility equipment sales and distribution operations in Japan focus principally on retail sales to customers, partly on an installment basis. In addition, Komatsu has enhanced its equipment rental services business in Japan by using rental companies to act as its agents, especially for its construction and utility equipment, in response to strong demand from customers. Distributors and dealers form the core of Komatsu’s service network in Japan, providing total customer-support services.
Komatsu’s overseas construction, mining and utility equipment sales and service network consists of approximately 420 distributors. Komatsu supplies its products to distributors around the world through unaffiliated trading companies and the Company’s subsidiaries and affiliated companies. Komatsu’s liaison offices provide both sales support and technical support to independent distributors. The Company’s major sales subsidiaries and affiliates are located in the United States, Brazil, Chile, Belgium, Germany, France, Italy, Sweden, Russia, China, Singapore, Indonesia, India, Australia, the United Arab Emirates and South Africa. These subsidiaries and affiliates provide technical assistance to Komatsu’s distributors and carry spare parts so that such parts can be delivered on a timely basis to its customers and distributors. These subsidiaries and affiliates as well as Komatsu’s distributors provide the services that customers may require with respect to their construction, mining and utility equipment outside of Japan.
Komatsu’s sales of products in the Industrial Machinery and Others operating segment include direct sales to customers and sales through distributors, dealers and trading companies. For example, large presses are mainly sold directly to customers while small- and medium-sized presses are primarily sold through distributors and dealers.
SOURCES OF SUPPLY
As it is neither economical nor efficient for Komatsu to manufacture all of its necessary components and parts, Komatsu produces some of its major equipment components internally and purchases other components and parts, such as electrical components, tires, hoses and batteries, from specialized suppliers. Specialized suppliers are Komatsu’s business partners that supply components and parts that are particularly important to maintaining the quality of Komatsu’s products or business partners who specialize in supplying particular components and parts. Komatsu also procures some of its parts, such as metal forgings, machine components, sheet metal parts and various accessories, from other business partners. Therefore, the fluctuations in prices of materials for such components, such as steel materials, may affect Komatsu’s results of operations. In addition, a shortage of product parts and materials, bankruptcies of suppliers or production discontinuation by suppliers of products used by Komatsu may make it difficult for Komatsu to engage in the timely procurement of parts and materials and manufacture of its products. Komatsu believes, however, that it has adequate and reliable sources of supply for its material components, parts and raw materials, and that it has appropriate alternative sources available for such supplies consistent with its prudent business practices.

SEASONALITY
In general, Komatsu’s businesses have historically experienced some seasonal fluctuations in sales. While there are variations by market and product, Komatsu’s consolidated sales volume is customarily the highest during the fourth quarter. However, this seasonality has generally not been material to Komatsu’s results of operations.
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
COMPETITIVE ENVIRONMENT
Construction, Mining and Utility Equipment
As a manufacturer of a full line-up of construction and mining equipment, Komatsu provides a broad range of products from super-large equipment for mining use to general construction equipment and mini construction equipment for urban use.

While there is intense competition in all of the product categories in this operating segment, Komatsu continues to be one of the market leaders in respect of construction and mining equipment in every geographic region in which it operates. In many countries in the Asian market, Komatsu is the market leader in respect of construction and mining equipment.
Komatsu’s competitors in the construction and mining equipment business consist of global competitors, regional competitors and locally specialized competitors. Major global competitors include Caterpillar Inc. (“Caterpillar”), Hitachi Construction Machinery Co., Ltd. (“Hitachi Construction”), Volvo Construction Equipment NV (“Volvo”) and CNH Global N.V. The competitive environment differs according to regions and product models.
Although demand for construction equipment in North America continues to experience a sharp downturn, it is still the largest market for construction equipment in the world and Caterpillar is the market leader in North America based on sales. Deere & Company, which has formed an alliance with Hitachi Construction, also holds a strong market position in construction equipment in North America based on sales. With respect to mining equipment, Komatsu’s main competitor in North America is Caterpillar, a mining equipment manufacturer with a full line-up of products.
In Europe, in addition to global manufacturers with a full line-up of construction equipment, such as Caterpillar and Volvo, there are many regional or locally specialized competitors who have firm footings in the local construction equipment markets. Komatsu competes with different competitors in each country or region in Europe and it is expected that the construction equipment markets in Europe will continue to be very competitive.
In Asia, Komatsu’s competitors in the construction equipment market include Caterpillar, Hitachi Construction and Korean manufacturers, such as Hyundai Heavy Industries Co., Ltd. and Doosan Infracore Co., Ltd. In China, where demand has turned around in the first half of the fiscal year ended March 31, 2010 and started to record growth. Komatsu competes with a number of locally specialized construction equipment manufacturers in addition to the above-mentioned competitors. With respect to mining equipment, Komatsu’s main competitor in Asia and China is Caterpillar, a mining equipment manufacturer with a full line-up of products.
As for industrial vehicles, Komatsu competes with global competitors that offer a full line-up of forklift trucks, such as Toyota Motor Corporation, as well as locally specialized manufacturers. The major markets for forklift trucks have traditionally been Europe, the United States and Japan. Recently, China has overtaken Europe and has developed into the largest market for forklift trucks. While European and U.S. manufacturers of forklift trucks sell not only forklift trucks but also warehousing equipment, Komatsu and other Japanese manufacturers (excluding Toyota Motor Corporation) of forklift trucks primarily focus on forklift trucks. In China, Komatsu competes with a number of locally specialized manufacturers in addition to European and U.S. manufacturers.

Komatsu believes that the following strengths provide Komatsu with a competitive advantage in the global construction, mining and utility equipment market:
DANTOTSU products
DANTOTSU products are products that have truly outstanding features or qualities in terms of, among others, fuel efficiency, information and communication technology (“ICT”) and environmental features, such as lower carbon dioxide (CO2) emissions and fuel consumption, which Komatsu believes its competitors will not be able to match for some time.
KOMTRAX (Komatsu Machine Tracking System)
KOMTRAX is a system that Komatsu pioneered the development of and introduced to the market in 2001. Using KOMTRAX, customers can manage the operation of their construction equipment by utilizing information technology applications, such as global positioning system (“GPS”) and mobile telecommunication technologies. Using the information collected through KOMTRAX, such as location and operation time, customers who operate equipment equipped with KOMTRAX are able to operate the equipment more efficiently and cost effectively because they are able to decrease fuel use and maintenance expenses. In addition, more recently, this system has enabled distributors and dealers to improve their parts and service operations.
AHS (Autonomous Haulage System)
AHS is a system that controls the operation of super-large autonomous dump trucks that are used in large-scale mines. Komatsu first introduced AHS in copper mines in northern Chile, where it is currently in full use. Komatsu started to provide AHS for use in iron ore mines in western Australia at the end of 2008 as its second installation. Komatsu is the only company that can provide this type of system in the mining equipment industry.
Hybrid
In June 2008, Komatsu launched the world’s first hybrid hydraulic excavator that consumes less fuel and emits less CO2 . Komatsu believes that it has a competitive advantage in the market with respect to this type of equipment not only because it was one of the first to develop and market this type of equipment but also because it is equipped with advanced technologies that reduce CO2 emissions and fuel consumption, which is a feature that customers have been focused on in recent years.

Industrial Machinery and Others
In the Industrial Machinery and Others operating segment, Komatsu’s principal products include (1) metal forging and stamping presses, (2) sheet metal machines and (3) machine tools. As discussed below, the market for these products is highly competitive.
(1) Metal Forging and Stamping Presses
Komatsu manufactures and sells stamping presses that are used to press doors and roofs of automobiles and various other parts into shapes. Komatsu’s stamping presses can be divided into large-sized presses, and medium- and small-sized presses.
With respect to large-sized presses, which are mainly sold to automobile manufacturers, Komatsu considers Ishikawajima-Harima Heavy Industries Co., Ltd., Hitachi Zosen Fukui Corporation and AIDA Engineering, Ltd. (“AIDA”) of Japan and Schuler AG of Germany to be its major competitors. In Japan, Japanese manufacturers, including Komatsu, have an advantage over non-Japanese manufacturers. Likewise, in Germany, German manufacturers enjoy dominant positions and have a competitive advantage over non-German manufacturers. In other markets, regional and locally specialized competitors in addition to the above-mentioned major manufacturers compete with each other, making the market highly competitive. For the fiscal year ended March 31, 2010, demand for large-sized presses decreased due primarily to the continuous restraint in capital investments exercised by automobile manufacturers on a global basis, in line with the drastic deterioration of the global economy. Nevertheless, Komatsu strengthened its marketing activities of large-sized presses in the emerging markets. For example, Komatsu focused on sales promotion activities in China and India as it expanded the product line-up of its AC Servo motor-driven large-sized presses, enhanced its technological edge, reinforced its global service operations and strengthened its collaboration with mold builders.
With respect to small- and medium-sized presses, Asia (including Japan) and North America are Komatsu’s largest markets. Major competitors of Komatsu for these products include AIDA and Amada Co., Ltd. (“Amada”) of Japan, The Minster Machine Company of the United States and Chin Fong Machine Industrial Co., Ltd. of Taiwan. During the fiscal year ended March 31, 2010, Komatsu continued to increase the product line-up of its AC Servo motor-driven presses, which contributed to the increase in sales of small- and medium-sized presses. Despite the downturn in the global economy and the difficult market conditions, which continued to exist partly because companies in the automobile industry and the electronics industry continued to exercise restraint in their capital investments, Komatsu started the production of small- and medium-sized presses in China in the fiscal year ended March 31, 2010 with the goal of increasing sales of such presses in China.

(2) Sheet Metal Machines
Komatsu’s sheet metal machines business is primarily focused on machines that cut and bend steel sheets, and Japan is the major market for such machines. Komatsu’s competitors consist of other Japanese manufacturers, such as Amada, Mitsubishi Electric Corporation, Yamazaki Mazak Corporation and Koike Sanso Kogyo Co., Ltd. Amada enjoys a large market share in this business due to its large product line-up.
One of the principal product of Komatsu’s sheet metal machine business is its plasma cutting machines. With technology that is original to Komatsu, Komatsu’s plasma cutting machines boast high productivity and outstanding cost performance in terms of both operating and initial costs while maintaining a cutting quality that is equivalent to that of laser cutting machines. Such features are highly valued in this market and has enabled Komatsu to improve its profitability in this business.
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
Komatsu believes that it continues to maintain a competitive edge in the global market for machine tools used to cut and fabricate engine parts based on its technological edge and broad product line-up.
Although capital investments by automobile manufacturers decreased sharply during the fiscal year ended March 31, 2010 as compared to the fiscal year ended March 31, 2009, Komatsu was able to maintain its high position in the global market for machine tools used to cut and fabricate engine parts due to the steps it took to reinforce its sales in China, North America and Europe, expand its product line-up and establish a sales arrangement whereby customers can purchase through Komatsu all of the machinery (including some machinery not manufactured by Komatsu) necessary to manufacture an engine.

In addition, the market for wire saws that are used to slice silicon ingots, which are used to manufacture solar cells, has expanded rapidly in recent years due to the increase in demand for solar power generator devices. Major competitors in the wire saw market include Swiss manufacturers HCT Shaping Systems SA and Meyer Burger Technology AG. Komatsu’s wire saws have been highly valued in the wire saw market because it uses advanced technologies, such as technologies that regulate the wire appropriately to enable it to cut silicon ingots.
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
Regulations regarding engine emissions
The Ministry of Land, Infrastructure and Transport of Japan (“MLIT”) introduced the approval system for low-emission type construction equipment used in construction in 1997, setting the maximum emission levels by model and power range. Under this system, manufacturers are required to file an application with MLIT for the approval of their low-emission type construction equipment which meets the standards set forth by MLIT. While the maximum emission levels set by MLIT are not legally binding, they must be complied with in Japan in practice since only construction equipment that has obtained the required approvals is allowed to be used in construction projects under the direct control of MLIT. In 2003, MLIT lowered such maximum emission levels established in 1997 and the revised limits are known in Japan as the Tier II standards. In 2006, a new law took effect in Japan to control exhaust emissions from off-road specific vehicles in the power range over 19kW, including those used at construction sites. In connection with the implementation of this new law, maximum emission levels were lowered further. Such new limits are known as the Tier III standards, compliance with which has been mandatory in Japan since 2006. MLIT and related ministries are expected to introduce new maximum emission levels, which are expected to become effective in two stages in Japan, first in 2011 and second in 2014. These new limits that are currently being considered by MLIT and related ministries are similar to the maximum emission level limits that are scheduled to be phased-in in the U.S. (Tier IV standards) and Europe (Stage 3B) starting in 2011.

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
In Europe, the Engine Emissions Directive 97/68/EC regarding measures against emission of gaseous and particulate pollutants from internal combustion engines to be installed in off-road mobile machinery went into effect in 1999 and the second stage of the directive was implemented from 2002 to 2004. The first part of the third stage of this directive (Stage 3A) was implemented in 2006 to 2008. The next stage (Stage 3B) is scheduled to be phased-in starting 2011, similar to Japan and the United States.
Komatsu and its products are in compliance with all regulatory standards that have already taken effect and Komatsu continues to make progress in its preparations to comply with the Tier IV (Stage 3B) standards that are to be phased-in in Japan, the United States and Europe starting in 2011.
Regulations regarding noise and vibration
In Japan, MLIT established the approval system for low-noise emission and low-vibration type construction equipment in 1983. Under this system, manufacturers are required to file an application with MLIT for the approval of their low-noise and low-vibration type construction equipment which meets the standards set forth by MLIT. Initially, this approval system for noise emission and vibration was only used for noise emission. The current measurement method and limits on noise emission levels for the type approval system have been in effect since October 1997. While the maximum standards for noise emission established by MLIT are not legally binding, these maximum standards must be complied with in Japan in practice since only construction equipment that has obtained the required approvals is allowed to be used in construction projects under the direct control of MLIT. The type approval system has been in use for low-vibration type construction equipment since October 1996. Similar to the type approval system for noise emission, the maximum standards for vibration set by MLIT are not legally binding. However, unlike the type approval system for noise emission, construction equipment, such as vibratory hammers and hydraulic excavators, that have not obtained such approvals are allowed to be used in construction projects under the direct control of MLIT.

In Europe, Directive 95/27/EC of the European Parliament and of the Council of June 1995 amending Council Directive 86/662/EEC on the limitation of noise emitted by hydraulic excavators, rope-operated excavators, dozers, loaders and excavator-loaders has been in effect since January 1997. This directive defined the maximum sound-power levels of airborne noise emitted by these earth-moving machines under dynamic operating conditions and required manufacturers to obtain an EC type-examination certificate. The second stage of this directive, which requires further noise reduction, has been in effect since January 2006. Separately, in January 2002, Directive 2000/14/EC of the European Parliament and of the Council relating to the noise emission in the environment by equipment for use outdoors went into effect. This regulation applies to a wide range of product types from gardening equipment to construction and waste-management equipment and requires such products to bear a CE-mark and indicate their guaranteed sound-power level before they could be sold in the European market. Under such directive, manufacturers are required to confirm that the noise emitted from their products would not exceed the guaranteed sound-power level. The second stage of this directive, which requires further noise reduction, has been in effect since January 2006.
Komatsu and its products are in compliance with all regulatory standards that have already taken effect and Komatsu continues to make progress in its preparations to comply with the latest noise and vibration standards that are to become effective in the future.
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
Komatsu and its products are in compliance with all regulatory standards that have already taken effect and Komatsu continues to make progress in its preparations to comply with the latest regulations regarding hazardous substances that are to become effective in the future.

Regulations regarding Health and Safety requirement
Komatsu believes that it is essential that manufacturers of construction equipment consider the machine operator’s health and safety when developing and manufacturing construction equipment. Komatsu has been making efforts to improve the health and safety features of its construction equipment for quite some time.
In Europe, the Machinery Directive 89/392/EEC, which sets forth the essential requirements on machine safety, was published in 1989 and became effective in 1995. These requirements relate to the design and construction of machinery and are intended to promote the health and safety of the operator when machinery is used. Since then Komatsu has been in compliance with this Directive. The Directive was amended by several Directives and codified into Directive 98/37/EC in 1998. Based on Directive 98/37/EC, the new Machinery Directive 2006/42/EC was published in 2006 and became effective on December 29, 2009.
The new Machinery Directive updated Directive 98/37/EC in several respects. Such updates include requiring manufacturers to provide clearer instructions as to the operation of the equipment and to improve the visibility of the operator of the equipment. More specifically, the new Machinery Directive requires the operation and maintenance manuals of the equipment to be written in the 24 official languages of the member states of the European Union at the time the equipment is sold in the European market. The new Machinery Directive also requires the manufacturer to take appropriate steps so that an operator of an equipment in each of the member states of the European Union understands any information regarding the equipment that is written on the equipment. To avoid any misunderstandings as to the operation or handling of the equipment due to language differences, a manufacturer can either (1) use decals solely consisting of pictograms or (2) translate the text of any decals into every official language of the member states of the European Union. In addition, as the new Machinery Directive requires operators of large-size machines to have rear visibility, Komatsu has made rear view cameras or mirror systems a standard feature of large-size machines it sells in Europe. The new Machinery Directive also requires the manufacturer to disclose in each operation and maintenance manual issued in Europe the declared level of noise or vibration level and the uncertainty figures (which is the mean value and deviation of noise or vibration data collected on several machines of the same model).
Komatsu and its products are in compliance with all regulatory standards that have already taken effect and Komatsu continues to make progress in its preparations to comply with the latest regulations regarding health and safety standards that are to become effective in the future.

MANAGEMENT POLICY AND STRATEGIES
Below describes Komatsu’s basic management policy and its mid- to long-range management plans.
Basic Management Policy
The cornerstone of Komatsu’s management is commitment to Quality and Reliability for maximization of its corporate value. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers. Komatsu is continuing its efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu Group. It is the top management task of Komatsu to continue improving the Quality and Reliability of all these, year after year.
New Mid- to Long-Range Management Plan and Issues Ahead
To improve its profitability, strengthen its financial position, enhance its market position in Greater Asia and so forth, Komatsu worked on the “Global Teamwork for 15” mid-range management plan for three years, from April 2007 to the end of March 2010. For the fiscal year ended March 31, 2008, Komatsu attained an operating margin of 14.8%, virtually achieving the goal of 15%, against the backdrop of good tailwind on the market in addition to its own efforts, such as the development of DANTOTSU products. Komatsu sustained a high ratio up through the first half of the following fiscal year.
In the wake of the financial crisis triggered in the United States in September 2008, world economies went into recession, reducing the volume of global demand for construction equipment to half the size of the peak period recorded in April through June, 2008. Komatsu also weathered a similarly drastic drop in demand in its other businesses. In response to this change in the business environment, Komatsu quickly promoted structural reforms, such as the reorganization of production on a global scale and consolidation of sales operation, and cut down its inventories and fixed costs. As a result, Komatsu has sculpted its corporate structure into a leaner and stronger entity.
Today, market demand for construction and mining equipment has upturned for recovery in China and other emerging countries in Asia and Latin America. Komatsu anticipates that economic growth in these emerging countries will drive global demand upward. Komatsu is going to turn its rudder sharply for growth again as it capitalizes on market recovery by taking advantage of its solid corporate strength built through previous structural reforms. To generate further growth through teamwork among all employees and with distributors and suppliers around the world, Komatsu looked ahead and started the new three-year management plan “Global Teamwork for Tomorrow” in April this year.

In the new management plan, Komatsu has positioned China, Asia, Oceania, Latin America, Africa and some other emerging economies as “Strategic Markets.” Together with this move, Komatsu is going to work on the following activities of importance in order to further refine its accumulated strengths of ICT applications: development of key components, manufacturing technologies, global sales and service networks, and flexible procurement and production. Komatsu will generate positive outcomes. Komatsu is also continuing its efforts to anchor The KOMATSU Way* by encouraging all employees of the Komatsu Group to acquire it through their Kaizen (improvement) activities, while emphasizing the importance of Brand Management designed to build on relationships with customers and promote mutual business growth with them. Komatsu is going to materialize these two efforts in the form of human resource development needed for global business expansion.
1) Promotion of ICT Applications
Komatsu has refined its ICT applications mainly in the domain of construction and mining equipment as represented by KOMRAX (Komatsu Machine Tracking System) for construction equipment and Autonomous Haulage System for use in large-scale mines. Komatsu is continuing its applications of leading-edge ICT to machine management, machine control and construction management to enhance its product competitiveness. Komatsu is also going to proactively promote ICT applications to industrial machinery and forklift trucks. Furthermore, Komatsu is going to advance its utilization of KOMTRAX-originated information to improve customers’ productivity and its sales and production planning.
2) Development of Environment-Friendly Products
To help Komatsu’s customers reduce CO2 emissions from their equipment, Komatsu is going to advance its hybrid and HST (hydrostatic transmission) technologies for construction equipment and forklift trucks and its AC Servo technology for presses in the industrial machinery business. With respect to hybrid hydraulic excavators, in particular, Komatsu is going to lead other companies in worldwide marketing. In the domain of mining equipment, Komatsu is going to generate steady results in the Biodiesel Fuel Project Komatsu has recently started.
Starting in and after 2011, the new emission control regulations which require further reduction of NOX (nitrogen oxides) and PM (particulate matters) will be effective in Japan, the United States and Europe. Komatsu is going to continue its efforts to develop new regulations-compliant products by integrating leading-edge technologies into its strategic advantage of in-house development and manufacturing capabilities for engines, hydraulic units and control systems and to ensure their smooth market introduction.

3) Expansion of Sales and Service Operations in Strategic Markets
In Strategic Markets with high growth potential and in the domain of mining equipment, Komatsu is going to make a difference from competitors by not only supplying products featuring excellent QCDS (quality, costs, delivery and safety) but also enhancing operating rates of customers’ equipment through quick and responsive delivery of parts and service. To this end, Komatsu is going to upgrade its sales and service capabilities by developing and strengthening distributors, expanding service support bases, reinforcing parts and Reman businesses and supporting customers through ICT applications. Also, in the domains of industrial machinery and forklift trucks, Komatsu is going to promote more synergy effects with the construction equipment operation and improve sales and service networks in response to an expanding weight on Strategic Markets centering on China.
4) Promotion of Continuous Kaizen (Improvement) by Strengthening Workplace Capability
While growth of emerging economies offers Komatsu a great chance to expand its business, Komatsu needs to expect new competition with companies of emerging economies in addition to conventional competition. To win this global mega competition, it is important for Komatsu to continuously refine its capability and cost competitiveness to meet the changes, as Komatsu advances its engagement in activities for growth which are defined in the new mid-range management plan. To this end, it is absolutely necessary for Komatsu to demonstrate workplace capability, i.e., the power to continue its Kaizen (improvement) activities. With this workplace capability and effective ICT utilization, Komatsu is going to further heighten its operational flexibility of global production, optimize logistics, and reduce its production costs substantially. Komatsu is also going to continue efforts to reform and streamline its administrative work. Through these Kaizen (improvement) activities, Komatsu is going to further enhance its workplace capability and promote human resource development.
Based on the belief that “Komatsu’s corporate value is the total sum given to it by society and all of its stakeholders,” Komatsu is further strengthening its corporate governance to ensure sound and transparent management, while improving management efficiency. Being committed to promoting thorough compliance, Komatsu will also ensure that all employees share The KOMATSU Way. In addition to improving its business performance, Komatsu will facilitate the development of both corporate strength and social responsibility in a well balanced manner.
* The KOMATSU Way:
When the founder of Komatsu established the Company in 1921, he defined the guiding principles of the Company to be “overseas expansion,” “quality first,” “technology innovation” and “human resource development.” Komatsu’s management believes that Komatsu’s strengths were forged by earlier generations of employees based on these principles and these principles are still ingrained in the minds of Komatsu employees today. Komatsu’s management defines “The KOMATSU Way” to consist of Komatsu’s strengths, the beliefs that support the strengths, and the basic attitudes and patterns of behavior. Komatsu’s management believes that Komatsu can further enhance its reliability and achieve growth if its employees continue to believe in and pursue The KOMATSU Way.

Below are the financial targets that management has established for the “Global Teamwork for Tomorrow” mid-range management plan.
Numerical Targets of the “Global Teamwork for Tomorrow”

Items	Targets for Fiscal Year Ending March 31, 2013
Operating margin	15% or above
ROE: Return on equity 1)	20%
Net debt-to-equity ratio 2)	0.4 or below
Excluding debt of retail finance companies	0.2 or below
Consolidated payout ratio	20 - 40% (stably)
Notes:

1)	ROE = Net income attributable to Komatsu Ltd. for the fiscal year/[(shareholders’ equity at the beginning of the fiscal year + shareholders’ equity at the end of the fiscal year)/2]

2)	Net debt-to-equity ratio = (Interest-bearing debt - cash and cash equivalents - time deposits)/shareholders’ equity
Guidelines for the Numeric Targets of the “Global Teamwork for Tomorrow”

Items	Fiscal Year Ending March 31, 2013
Guideline on sales	JPY2,000 billion ± JPY100 billion
Guidelines on exchange rate	USD1	EUR1	RMB1
	JPY90	JPY125	JPY13.5
C. Organizational Structure
As of March 31, 2010, the Komatsu group includes the Company, 143 consolidated subsidiaries and 40 affiliates accounted for by the equity method. The Company is the parent of the Komatsu group. The following is a list of the principal consolidated subsidiaries as of March 31, 2010.

		Ownership Interest (proportion of voting
	Country of	power held)
Name	Incorporation	(%)
Komatsu Utility Co., Ltd.	Japan	100.0
Komatsu Castex Ltd.	Japan	100.0
Komatsu Construction Equipment Sales and Service Japan Ltd.	Japan	100.0
Komatsu Used Equipment Corp.	Japan	100.0
Komatsu Rental Japan Ltd.	Japan	79.0
Komatsu Forklift Japan Ltd.	Japan	100.0
Komatsu Logistics Corp.	Japan	100.0
Komatsu Industries Corporation	Japan	100.0
Komatsu Machinery Corporation	Japan	100.0
Komatsu NTC Ltd.	Japan	100.0
Komatsu Business Support Ltd.	Japan	100.0
Komatsu America Corp.	U.S.A.	100.0
Komatsu do Brasil Ltda.	Brazil	100.0
Komatsu Brasil International Ltda.	Brazil	100.0
Komatsu Holding South America Ltda.	Chile	100.0
Komatsu Cummins Chile Ltda.	Chile	81.8
Komatsu Financial Limited Partnership	U.S.A.	100.0
Komatsu Europe International N.V.	Belgium	100.0
Komatsu UK Ltd.	U.K.	100.0
Komatsu Hanomag GmbH	Germany	100.0
Komatsu Mining Germany GmbH	Germany	100.0
Komatsu Deutschland GmbH	Germany	100.0
Komatsu France S.A.S.	France	100.0
Komatsu Utility Europe S.p.A.	Italy	100.0
Komatsu Italia S.p.A.	Italy	100.0
Komatsu Forest AB	Sweden	100.0
Komatsu CIS LLC	Russia	100.0
Komatsu Financial Europe N.V.	Belgium	100.0
Komatsu Southern Africa (Pty) Ltd.	South Africa	80.0
Komatsu Asia & Pacific Pte Ltd.	Singapore	100.0
PT Komatsu Indonesia	Indonesia	94.9
Bangkok Komatsu Co., Ltd.	Thailand	74.8
Komatsu Australia Pty. Ltd.	Australia	60.0
Komatsu Australia Corporate Finance Pty. Ltd.	Australia	60.0
Komatsu (China) Ltd.	China	100.0
Komatsu (Changzhou) Construction Machinery Corp.	China	85.0
Komatsu Shantui Construction Machinery Co., Ltd.	China	60.0
Komatsu Financial Leasing China Ltd.	China	100.0

Notes:

1)	Percentage of ownership interest includes indirect ownership.

2)	The Company’s significant subsidiaries (as such term is defined in Rule 1-02(w) of Regulation S-X) are Komatsu America Corp. and Komatsu (China) Ltd.

D. Property, Plants and Equipment
Komatsu’s manufacturing operations for the Construction, Mining and Utility Equipment operating segment are conducted in 45 plants, 12 of which are located in Japan. As of March 31, 2010, 24 principal plants (out of 45 plants) had an aggregate manufacturing floor space of 1,665 thousand square meters (17,923 thousand square feet). Komatsu uses additional floor space at such plants and elsewhere as laboratories, office space and employee housing and welfare facilities. Komatsu is capable of increasing production output at its manufacturing facilities by adjusting their manufacturing schedules.
Komatsu owns most of the manufacturing facilities and the land on which such facilities are located. A portion of the properties owned by Komatsu is subject to mortgages or other types of liens. As of March 31, 2010, the net book value of the property owned by Komatsu was ¥525,100 million, of which ¥4,660 million was subject to encumbrances.
The name and location of Komatsu’s principal plants, their approximate aggregate floor space, and the principal products manufactured therein as of March 31, 2010 are as follows:

	Floor Space
	Thousand	Thousand
Name and Location	sq. meter	sq. ft	Principal products
Japan:
Awazu Plant Komatsu, Ishikawa	247	2,659	Small- and medium-sized hydraulic excavators, small- and medium-sized wheel loaders, small- and medium-sized bulldozers, motor graders
Kanazawa Plant Kanazawa, Ishikawa	25	269	Super-large hydraulic excavators, presses
Osaka Plant Hirakata, Osaka	169	1,819	Medium- and large-sized hydraulic excavators, large-sized bulldozers, recycling equipment
Oyama Plant 1) Oyama, Tochigi	225	2,422	Diesel engines, hydraulic equipment, axle
Ibaraki Plant Hitachinaka, Ibaraki	51	549	Large-sized wheel loaders, dump trucks
Koriyama Plant Koriyama, Fukushima	30	323	Hydraulic equipment
Komatsu Utility Co., Ltd. Oyama, Tochigi	75	807	Forklift trucks, mini excavators, mini wheel loaders
Komatsu Castex Ltd. Himi, Toyama	91	980	Steel castings, iron castings, pattern for casting
Komatsu NTC Ltd. Nanto, Toyama	68	732	Transfer machines, machining centers, laser cutting machines, grinding machines

	Floor Space
	Thousand	Thousand
Name and Location	sq. meter	sq. ft	Principal products
The Americas
Komatsu America Corp. Tennessee, U.S.A.	31	334	Medium-sized hydraulic excavators, articulated dump trucks
South Carolina, U.S.A.	18	194	Wheel loaders, forklift trucks
Illinois, U.S.A.	62	667	Large-sized dump trucks
Hensley Industries, Inc. Texas, U.S.A.	29	312	Buckets, teeth, edges, adapters
Komatsu do Brasil Ltda. São Paulo, Brazil	68	732	Medium-sized hydraulic excavators, small- and medium-sized wheel loaders, medium-sized bulldozers, motor graders
Europe
Komatsu UK Ltd. Birtley, UK	60	646	Medium- and large-sized hydraulic excavators
Komatsu Hanomag GmbH Hannover, Germany	77	829	Wheeled hydraulic excavators, small- and medium-sized wheel loaders, mini wheel loaders
Komatsu Forest AB Umea, Sweden	14	151	Forestry equipment (wheel type)
Komatsu Mining Germany GmbH Düsseldorf, Germany	23	248	Super-large hydraulic excavators
Komatsu Utility Europe S.p.A. Este, Italy	48	517	Mini excavators, backhoe loaders, skid steer loaders
Asia (excluding Japan) and Oceania
PT Komatsu Indonesia Jakarta, Indonesia	139	1,496	Medium-sized hydraulic excavators, small- and medium-sized bulldozers, motor graders, dump trucks and hydraulic equipment
PT Komatsu Undercarriage Indonesia Bekasi, Indonesia	12	129	Undercarriage components and spare parts
Komatsu (Changzhou) Construction Machinery Corporation Jiangsu, China	16	172	Medium-sized hydraulic excavators, medium-sized wheel loaders, dump trucks
Komatsu Shantui Construction Machinery Co., Ltd. Shandong, China	63	678	Small- and medium-sized hydraulic excavators
Bangkok Komatsu Co., Ltd. Chonburi, Thailand	24	258	Medium-sized hydraulic excavators, wheel loaders and backhoe loaders

Note:

1) Komatsu Cummins Engine Co., Ltd. and a portion of Komatsu Castex Ltd. are located at the Oyama Plant.
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
Plans for Capital Investments
As of the filing date of this annual report, Komatsu plans to make capital investments of ¥86,977 million in the fiscal year ending March 31, 2011. The amount of capital investment expected to be made in the fiscal year ending March 31, 2011, the principal investment objectives and the sources of funding by operating segment are set forth in the below table.

	Approximate expected
	capital investment amount
	in the fiscal year ending
	March 31, 2011	Principal investment
Operating Segment	(Millions of Yen)	objectives	Sources of funding
Construction, Mining and Utility Equipment	84,784	To reorganize production and to develop and manufacture new products, etc.	Funds on hand, bank borrowings, etc.
Industrial Machinery and Others	2,193	To renew obsolete equipment and to streamline production, etc.	Funds on hand, bank borrowings, etc.

Total	86,977

Note: Capital investment amounts exclude consumption tax.
With respect to the Construction, Mining and Utility Equipment operating segment, Komatsu plans to continue making investments to reorganize its production operations so as to put in place a more flexible production infrastructure that enables Komatsu to adjust quickly to market demands, and make investments in China and Asia where Komatsu anticipates further market growth. In addition, Komatsu plans to make investments to develop hybrid construction equipment and products that comply with the latest engine emission standards. With respect to the Industrial Machinery and Others operating segment, Komatsu plans to make investments to renew obsolete equipment and streamline its production operations.

Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Overview
The following discussion and analysis provides information that Komatsu’s management believes to be relevant in understanding Komatsu’s consolidated financial condition and results of operations. For the convenience of the reader, Japanese yen amounts have been converted to U.S. dollar amounts at the rate of ¥93 to U.S.$1.00, the approximate buying rate of Japanese yen as of noon on March 31, 2010 in New York City as reported by the Federal Reserve Board.
Komatsu’s Business
Komatsu is a global organization engaged primarily in the manufacturing, development, marketing and sale of industrial-use equipment and products. Komatsu classifies its business segments into the following two operating segments: (1) Construction, Mining and Utility Equipment and (2) Industrial Machinery and Others.
For the fiscal year ended March 31, 2010, the Construction, Mining and Utility Equipment operating segment and the Industrial Machinery and Others operating segment accounted for approximately 88.6% and 11.4% of consolidated net sales, respectively. Of the consolidated net sales for the fiscal year ended March 31, 2010, 22.6% of net sales were derived from sales to customers located in Japan and 77.4% of net sales were derived from sales to customers located outside of Japan. For additional information regarding Komatsu’s products, competitive position, organizational structure, and property, plant and equipment, see Item 4. Information on the Company.
The average exchange rate between the Japanese yen and the U.S. dollar was ¥92.49 for the fiscal year ended March 31, 2010 and ¥100.85 for the fiscal year ended March 31, 2009. For additional discussion on the effect of foreign currency exchange rate fluctuations on Komatsu’s business, see “Risk Factors” in Item 3.D. Key Information and “Comparison of Fiscal Years ended March 31, 2010 and 2009” in Item 5.A. Operating Results.

General Overview
During the fiscal year ended March 31, 2010, some of the world’s economies showed signs of recovery, reflecting positive effects of the economic stimulus packages of their respective governments. In particular, the Chinese economy, with the support of its government’s massive economic stimulus measures, lead the other economies by turning around its economy in the first half of the fiscal year and recording growth. The positive effects of China’s economic growth have reached the surrounding Asian countries and countries that produce natural resources, helping such countries’ economic recovery. On the other hand, the pace of economic recovery of developed countries and regions, such as Japan, North America and Europe, was dull, which resulted in a challenging overall business environment.
In light of such economic environment, Komatsu continued to adjust its production levels around the world and was able to achieve an appropriate level of inventories in the first half of the fiscal year. Komatsu also reorganized its production infrastructure in both the Construction, Mining and Utility Equipment operating segment and the Industrial Machinery and Others operating segment. More specifically, with respect to the Construction, Mining and Utility Equipment operating segment, Komatsu (1) closed down the Mooka Plant and transferred the production of products manufactured at such plant to the Ibaraki Plant and other plants in Japan, (2) expanded the production capacity for electric motors and other key components for hybrid hydraulic excavators at its Shonan Plant and (3) closed down some of its manufacturing facilities in North America. With respect to the Industrial Machinery and Others operating segment, Komatsu (1) closed down the Komatsu Plant and transferred the production of products manufactured at such plant to the Kanazawa Plant and (2) integrated its product development and sales and service operations of the large-size press business previously conducted by the Company into Komatsu Industries to further streamline its press business, develop new markets and expand its business in China and other emerging economies. In addition, Komatsu also reorganized its distributor network to realign its sales infrastructure for construction equipment and forklift trucks in Japan.
At the same time, Komatsu worked to substantially decrease fixed costs, such as (1) R&D expenses, and (2) personnel expenses and facility related expenses (that is, depreciation expenses relating to fixed assets), which it was able to reduce through structural reforms such as the ones described above.
On the other hand, to improve sales and profits, Komatsu (1) reinforced its businesses that utilize ICT, such as the KOMTRAX, (2) strengthened its sales operations in China by implementing an ICT system that enables Komatsu and its distributors to exchange real-time information in order to minimize excess inventory, (3) strengthened its sales operations in the mining equipment business and (4) worked to strengthen its parts and service businesses.

Summary of Operating Results
Due primarily to the decrease in global demand for its products, which did not return to the levels reached prior to the financial meltdown, and the appreciation of the Japanese yen against other major currencies, Komatsu’s consolidated business results for the fiscal year ended March 31, 2010 decreased as compared to the fiscal year ended March 31, 2009.
Consolidated net sales for the fiscal year ended March 31, 2010 decreased by 29.2% from the fiscal year ended March 31, 2009 to ¥1,431,564 million (U.S.$15,393 million) due primarily to decreased sales in the Construction, Mining and Utility Equipment operating segment as well as the Industrial Machinery and Others operating segment. While the demand for construction, mining and utility equipment started to recover in some emerging economies that are rich in natural resources, such as Indonesia, India and Brazil, in addition to China, such recovery was not sufficient to fully offset the decrease in demand for construction, mining and utility equipment in developed countries and regions, such as Japan, North America and Europe. Demand for industrial machinery and other equipment decreased as customers to which Komatsu supplies such products continued to limit their capital investments in light of the global economic downturn. In addition, unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar, the Euro and other currencies, also contributed to the decrease in net sales.
Operating income for the fiscal year ended March 31, 2010 was ¥67,035 million (U.S.$721 million), which decreased by 55.9% as compared to the fiscal year ended March 31, 2009. This decrease in operating income was due primarily to negative factors such as (1) the decrease in demand for Komatsu products and (2) unfavorable changes in foreign exchange rates, which outweighed positive factors such as (1) the decrease in fixed costs, such as R&D expenses, and personnel expenses and facility related expenses (that is, depreciation expenses relating to fixed assets), which Komatsu was able to reduce through structural reforms, (2) the realization of product sales at higher prices and (3) the decrease in expenses relating to structural reforms of its production and sales operations.
Income from continuing operations before income taxes and equity in earnings of affiliated companies for the fiscal year ended March 31, 2010 decreased by 49.5% from the fiscal year ended March 31, 2009 to ¥64,979 million (U.S.$699 million).
Net income attributable to Komatsu Ltd. for the fiscal year ended March 31, 2010 decreased by 57.4% to ¥33,559 million (U.S.$361 million) from the fiscal year ended March 31, 2009.

Key Management Indices
Komatsu’s management uses the following six financial indicators to assess its financial condition and results of operations: (1) net sales, (2) segment profit, (3) operating income, (4) operating margin, (5) return on equity ratio (“ROE”) and (6) net debt-to-equity ratio (“Net DER”). Set forth below is the summary of operating results for the fiscal years ended March 31, 2010 and 2009.
Management considers segment profit, which is determined in a manner that is consistent with Japanese accounting principles, to be one of its key management indices because it enables management to evaluate financial data without taking into account the effect of nonrecurring events and other factors unrelated to business activities, such as impairment loss or interest income/expense. Based on such evaluation of financial data, management assesses performance and determines how to allocate resources.

	Results for Fiscal Year Ended March 31,		Percentage Change
Management Indices	2010	2009	2010 vs. 2009
Net Sales	¥1,431,564 million	¥2,021,743 million	-29.2%
Segment Profit 1)	¥80,719 million	¥188,658 million	-57.2%
Operating Income	¥67,035 million	¥151,948 million	-55.9%
Operating Margin 2)	4.7%	7.5%	-2.8 points
ROE 3)	4.1%	9.3%	-5.2 points
Net DER 4)	0.60	0.62	-0.02

Notes:

1)	Segment Profit = Net Sales - {(Cost of Sales) + (Selling, General and Administrative Expenses)}

For additional information, see Note 23 to the Consolidated Financial Statements.

2)	Operating Margin = Operating Income/Net Sales

3)	ROE = Net Income attributable to Komatsu Ltd. for the fiscal year/{(Komatsu Ltd. Shareholders’ Equity at the beginning of the fiscal year) + (Komatsu Ltd. Shareholders’ Equity at the end of the fiscal year)/2}

4)	Net Debt-to-Equity Ratio = (Interest-bearing Debt - Cash and Cash Equivalents - Time Deposits)/Komatsu Ltd. Shareholders’ Equity
Net Sales
Consolidated net sales for the fiscal year ended March 31, 2010 decreased by 29.2%, or ¥590,179 million, to ¥1,431,564 million (U.S.$15,393 million) from ¥2,021,743 million for the fiscal year ended March 31, 2009. This decrease was due primarily to decreased sales in the Construction, Mining and Utility Equipment operating segment as well as the Industrial Machinery and Others operating segment. While demand for construction, mining and utility equipment started to recover in some emerging economies that are rich in natural resources, such as Indonesia, India and Brazil, in addition to China, such recovery was not sufficient to fully offset the decrease in demand for construction, mining and utility equipment in developed countries and regions, such as Japan, North America and Europe. Demand for industrial machinery and other equipment decreased as customers to which Komatsu supplies such products continued to limit their capital investments in light of the global economic downturn. In addition, unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar, the Euro and other currencies, also contributed to the decrease in net sales.

Segment Profit
Consolidated segment profit for the fiscal year ended March 31, 2010 decreased by 57.2% to ¥80,719 million (U.S.$868 million) as compared to the fiscal year ended March 31, 2009. This decrease in segment profit was due primarily to negative factors such as (1) the decrease in demand for Komatsu products and (2) unfavorable changes in foreign exchange rates, which outweighed positive factors such as (1) the decrease in fixed costs, such as R&D expenses, and personnel expenses and facility related expenses (that is, depreciation expenses relating to fixed assets), which Komatsu was able to reduce through structural reforms, (2) the realization of product sales at higher prices and (3) the decrease in the prices of materials used in the production of Komatsu products.
Operating Income, Operating Margin
Operating income for the fiscal year ended March 31, 2010 was ¥67,035 million (U.S.$721 million), down by 55.9% or ¥84,913 million from ¥151,948 million for the fiscal year ended March 31, 2009. This decrease in operating income was due primarily to negative factors such as (1) the decrease in demand for Komatsu products and (2) unfavorable changes in foreign exchange rates, which outweighed positive factors such as (1) the decrease in fixed costs, such as R&D expenses, and personnel expenses and facility related expenses (that is, depreciation expenses relating to fixed assets), which Komatsu was able to reduce through structural reforms, (2) the realization of product sales at higher prices and (3) the decrease in expenses relating to structural reforms of its production and sales operations.
Operating margin for the fiscal year ended March 31, 2010 decreased by 2.8 percentage points to 4.7% from 7.5% for the fiscal year ended March 31, 2009.

ROE
Net income attributable to Komatsu Ltd. in the fiscal year ended March 31, 2010 decreased by 57.4% to ¥33,559 million (U.S.$361 million) compared with the fiscal year ended March 31, 2009 due primarily to the decrease in operating income. As a result, ROE for the fiscal year ended March 31, 2010 decreased by 5.2 percentage points to 4.1% from 9.3% in the fiscal year ended March 31, 2009.
Net DER
Komatsu’s aggregate interest-bearing debt as of March 31, 2010 was ¥586,379 million (U.S.$6,305 million), which decreased by ¥13,476 million as compared to March 31, 2009. This decrease was due primarily to Komatsu’s efforts to reduce inventory to appropriate levels.
Net interest-bearing debt after deducting cash and deposits also decreased by ¥6,430 million to ¥502,818 million (U.S.$5,407 million) in the fiscal year ended March 31, 2010. As a result, Net DER for the fiscal year ended March 31, 2010 decreased to 0.60 from 0.62 for the fiscal year ended March 31, 2009.
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
Benefits derived from uncertain tax positions are recognized when a particular tax position meets the more-likely-than-not recognition threshold based on the technical merits of such position. A benefit is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon a final settlement with the appropriate taxing authority. Komatsu assesses the likelihood of sustaining such tax positions at each reporting date, with any changes in estimate reflected in the financial statements for the period during which such changes occur, until such time as the positions are effectively settled.
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
The following table illustrates the sensitivity of pension obligations and net periodic pension costs to changes in discount rates and expected long-term rate of return on pension plan assets, while holding all other assumptions constant, for Komatsu’s pension plans as of March 31, 2010.

	Pension obligations	Net periodic pension costs
Change in assumption	(Billions of Yen)	(Billions of Yen)
0.5% increase/ decrease in discount rate	-11.2 /+12.1	-1.1 /+1.1
0.5% increase/ decrease in expected long-term rate of return	—	-0.5 /+0.5
Recent Accounting Standards Not Yet Adopted
In December 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-16, “Accounting for Transfers of Financial Assets.” ASU 2009-16 eliminates the concept of a qualifying special-purpose entity (“QSPE”), establishes more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the financial-asset derecognition criteria and revises the initial measurement of a transferor’s interest in transferred financial assets. ASU 2009-16 is effective for the fiscal periods beginning on or after November 15, 2009 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2010. Komatsu is currently evaluating the effect that the adoption of ASU 2009-16 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.
In December 2009, the FASB issued ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU 2009-17 prescribes a change in the approach to determine the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. ASU 2009-17 is effective for the fiscal periods beginning on or after November 15, 2009 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2010. Komatsu is currently evaluating the effect that the adoption of ASU 2009-17 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

In October 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements.” ASU 2009-13 eliminates the residual method of revenue recognition and requires the use of management’s best estimate of selling price for individual elements of an arrangement if vendor specific objective evidence or third-party evidence is unavailable. ASU 2009-13 is effective for the fiscal periods beginning on or after June 15, 2010 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2011. Komatsu is currently evaluating the effect that the adoption of ASU 2009-13 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.
In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements.” ASU 2009-14 amends the scope of pre-existing software revenue guidance by removing tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality. ASU 2009-14 is effective for the fiscal periods beginning on or after June 15, 2010 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2011. Komatsu is currently evaluating the effect that the adoption of ASU 2009-14 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.
Comparison of the Fiscal Years ended March 31, 2010 and 2009
The following tables set forth selected consolidated financial and operating data, including numerical data expressed as a percentage of total consolidated net sales for the periods indicated, and the changes in each consolidated financial line item between the indicated fiscal years.
Consolidated Statements of Income

	Millions of Yen				Percentage	Millions of
	Fiscal Years Ended March 31,				change	U.S. dollars
	2010		2009		2010 vs. 2009	2010
Net sales	¥1,431,564	100.0%	¥2,021,743	100.0%	-29.2%	$15,393
Cost of sales	1,101,559	76.9%	1,510,408	74.7%	-27.1%	11,845
Selling, general and administrative expenses	249,286	17.4%	322,677	16.0%	-22.7%	2,680
Impairment loss on long-lived assets	3,332	0.2%	16,414	0.8%	-79.7%	36
Impairment loss on goodwill	—	—	2,003	0.1%	-100.0%	—

	Millions of Yen				Percentage	Millions of
	Fiscal Years Ended March 31,				change	U.S. dollars
	2010		2009		2010 vs. 2009	2010
Other operating expenses, net	(10,352)	-0.7%	(18,293)	-0.9%	-43.4%	(111)
Operating income	67,035	4.7%	151,948	7.5%	-55.9%	721
Other income (expenses), net	(2,056)		(23,166)		-91.1%	(22)
Interest and dividend income	6,158		8,621		-28.6%	66
Interest expense	(8,502)		(14,576)		-41.7%	(91)
Other, net	288		(17,211)		-101.7%	3
Income from continuing operations before income taxes and equity in earnings of affiliated companies	64,979	4.5%	128,782	6.4%	-49.5%	699
Income taxes
Current	32,722		60,511			352
Deferred	(7,358)		(18,218)			(79)

Total	25,364	1.8%	42,293	2.1%	-40.0%	273

Income from continuing operations before equity in earnings of affiliated companies	39,615	2.8%	86,489	4.3%	-54.2%	426
Equity in earnings of affiliated companies	1,588	0.1%	396	0.0%	301.0%	17
Net income	41,203	2.9%	86,885	4.3%	-52.6%	443
Less net income attributable to noncontrolling interests	(7,644)	-0.5%	(8,088)	-0.4%	-5.5%	(82)

Net income attributable to Komatsu Ltd.	¥33,559	2.3%	¥78,797	3.9%	-57.4%	$361

	Yen				U.S. cents
Per share data
Net income attributable to Komatsu Ltd.:
Basic	34.67		79.95			37.28
Diluted	34.65		79.89			37.26

Cash dividends per share	¥26.00		¥44.00			¢ 27.96

	Millions of Yen				Percentage	Millions of
	Fiscal Years Ended March 31,				change	U.S. dollars
	2010		2009		2010 vs. 2009	2010
Segment profit	80,719	5.6%	188,658	9.3%	-57.2%	$868

Note:

Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales. For additional information, see Note 23 to the Consolidated Financial Statements.
Net Sales
Consolidated net sales for the fiscal year ended March 31, 2010 decreased by 29.2%, or ¥590,179 million, to ¥1,431,564 million (U.S.$15,393 million) from ¥2,021,743 million for the fiscal year ended March 31, 2009. This decrease was due primarily to decreased sales in the Construction, Mining and Utility Equipment operating segment as well as decreased sales in the Industrial Machinery and Others operating segment. Unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar, the Euro and other currencies, also contributed to the decrease in net sales.
For the fiscal year ended March 31, 2010, net sales to customers for the Construction, Mining and Utility Equipment operating segment decreased by 27.3%, or ¥476,158, to ¥1,268,575 million (U.S.$13,641 million) as compared to the fiscal year ended March 31, 2009. While demand for construction, mining and utility equipment recovered in China and showed signs of recovery in certain emerging economies that are rich in natural resources, such as Indonesia, India and Brazil, such trend was not generally observed in developed countries and regions, such as Japan, North America and Europe. Despite various governments’ efforts to stimulate their respective economies through stimulus packages, demand for construction, mining and utility equipment continued to decrease in developed countries as a result of the economic downturn. In light of such circumstances, Komatsu continued to suspend equipment sales to its dealers and distributors in developed countries to support their efforts to quickly adjust inventory levels, which further decreased Komatsu’s net sales. In addition, unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar, the Euro and other currencies, decreased net sales in the Construction, Mining and Utility Equipment operating segment by approximately ¥69.8 billion. While Komatsu was successful in realizing product sales at higher prices, this success did not offset the decrease in sales discussed above.

As the automobile and other industries to which Komatsu supplied industrial machinery and other products continued to limit their capital investments in light of the global economic downturn, as evidenced by the reduction in the number of new orders, net sales to customers in the Industrial Machinery and Others operating segment decreased by 41.2%, or ¥114,021 million, to ¥162,989 million (U.S.$1,753 million) as compared to the fiscal year ended March 31, 2009.
Cost of Sales
Cost of sales on a consolidated basis decreased by 27.1%, or ¥408,849 million, to ¥1,101,559 million (U.S.$11,845 million) for the fiscal year ended March 31, 2010 from ¥1,510,408 million for the fiscal year ended March 31, 2009, due primarily to decreased sales. Despite various efforts undertaken by Komatsu, such as the realization of sales of products at higher prices and the reduction of production costs (as a result of the decrease in the prices of materials used in the production of Komatsu products), cost of sales to sales ratio increased by 2.2 percentage points to 76.9% for the fiscal year ended March 31, 2010 from 74.7% for the fiscal year ended March 31, 2009. This increase was mainly due to (1) unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar, the Euro and other currencies and (2) certain costs not being fully absorbed due to reduced production volumes.
Selling, General and Administrative Expenses
Selling, general and administrative expenses decreased by 22.7% for the fiscal year ended March 31, 2010 to ¥249,286 million (U.S.$2,680 million) from ¥322,677 million for the fiscal year ended March 31, 2009, due primarily to (1) the decrease in selling expenses, such as expenses to transport products, as a result of decreased sales volume for the Construction, Mining and Utility Equipment operating segment, (2) the decrease in R&D expenses as Komatsu prioritized its R&D expenditures and postponed certain R&D activities and (3) the decrease in expenses associated with other activities aimed at reducing other fixed costs, such as personnel expenses and facility related expenses (that is, depreciation expenses relating to fixed assets), which Komatsu was able to reduce through structural reforms.
Impairment Loss on Long-Lived Assets
Consolidated impairment loss on long-lived assets for the fiscal year ended March 31, 2010 decreased by 79.7%, or ¥13,082 million, to ¥3,332 million (U.S.$36 million) as compared to ¥16,414 million for the fiscal year ended March 31, 2009. This decrease was due primarily to the fact that Komatsu did not record any impairment loss similar to the loss recorded in the fiscal year ended March 31, 2009 in connection with the closing of the Mooka plant and the Komatsu plant. For information about impairment loss on long-lived assets by segment, see Note 23 to the Consolidated Financial Statements.

Other Operating Expenses, net
For the fiscal year ended March 31, 2010, consolidated other operating expenses, net decreased by ¥7,941 million to ¥10,352 million as compared to ¥18,293 million for the fiscal year ended March 31, 2009. While Komatsu would have recorded income for the fiscal year ended March 31, 2010 as a result of gains recorded on the sale of some of its properties, such gains were fully offset by expenses incurred in connection with losses resulting from the disposal or sale of fixed assets. In addition, Komatsu recorded a decrease of its expenses associated with structural reforms of its production and sales operations, such as reorganization and relocation costs, during the fiscal year ended March 31, 2010, which also contributed to the decrease in other operating expenses.
Operating Income
Consolidated operating income for the fiscal year ended March 31, 2010 decreased by 55.9%, or ¥84,913 million, to ¥67,035 million (U.S.$721 million) as compared to ¥151,948 million for the fiscal year ended March 31, 2009. This decrease in operating income was due primarily to negative factors such as (1) the decrease in demand for Komatsu products and (2) unfavorable changes in foreign exchange rates, which outweighed positive factors such as (1) the decrease in fixed costs, such as R&D expenses, and personnel expenses and facility related expenses (that is, depreciation expenses relating to fixed assets), which Komatsu was able to reduce through structural reforms, (2) the realization of product sales at higher prices and (3) the decrease in expenses relating to structural reforms of its production and sales operations.
As a result, operating margin for the fiscal year ended March 31, 2010 decreased by 2.8 percentage points to 4.7% from 7.5% for the fiscal year ended March 31, 2009.
Other Income (Expenses), net
Consolidated other expenses, net for the fiscal year ended March 31, 2010 decreased by 91.1%, or ¥21,110 million, to ¥2,056 million (U.S.$22 million) as compared to ¥23,166 million for the fiscal year ended March 31, 2009. This decrease was due primarily to the decrease in foreign exchange rate losses and losses recorded as a result of impairments in Komatsu’s securities investments. Foreign exchange rate losses decreased by ¥12,868 million for the fiscal year ended March 31, 2010 to a gain of ¥1,066 million as compared to a loss of ¥11,802 million for the fiscal year ended March 31, 2009 mainly due to the favorable changes in foreign exchange rates, such as the depreciation of the U.S. dollar against the Canadian Dollar and Russian Ruble. In addition, Komatsu recorded losses on its securities investments of ¥204 million for the fiscal year ended March 31, 2010, a decrease of ¥9,237 million as compared to ¥9,441 million for the fiscal year ended March 31, 2009. This decrease in losses on its securities investments was due primarily to the overall recovery in the stock markets. Interest expense for the fiscal year ended March 31, 2010 decreased by 41.7%, or ¥6,074 million, to ¥8,502 million as compared to ¥14,576 million for the fiscal year ended March 31, 2009, due primarily to lower interest rates and the decrease in borrowings from external sources, and contributed to the decrease in other expenses. Interest and dividend income decreased by 28.6%, or ¥2,463 million, to ¥6,158 million for the fiscal year ended March 31, 2010 as compared to ¥8,621 million for the fiscal year ended March 31, 2009, due primarily to a decrease in interest rates.

Income from Continuing Operations Before Income Taxes and Equity in Earnings of Affiliated Companies
As a result of the above factors, consolidated income from continuing operations before income taxes and equity in earnings of affiliated companies for the fiscal year ended March 31, 2010 decreased by 49.5%, or ¥63,803 million, to ¥64,979 million (U.S.$699 million) as compared to ¥128,782 million for the fiscal year ended March 31, 2009.
Income Taxes
Consolidated income tax expense for the fiscal year ended March 31, 2010 decreased by ¥16,929 million to ¥25,364 million (U.S.$273 million) from ¥42,293 million for the fiscal year ended March 31, 2009. The actual effective tax rate for the fiscal year ended March 31, 2010 increased to 39.0% from 32.8% for the fiscal year ended March 31, 2009. This increase was due primarily to an increase in non-deductible expenses and valuation allowance of consolidated subsidiaries. The increase in the valuation allowance was mainly the result of additional valuation allowances recorded on deferred tax assets for net operating loss carryforwards at certain subsidiaries.
The difference between the Japanese statutory tax rate of 40.8% and the actual effective tax rate of 39.0% was caused by income of certain foreign subsidiaries being taxed at a rate lower than the Japanese statutory tax rate, which was offset in part by an increase in non-deductible expenses and valuation allowance. For additional information, see Note 16 to the Consolidated Financial Statements.
Income from Continuing Operations Before Equity in Earnings of Affiliated Companies
As a result of the above factors, consolidated income from continuing operations before equity in earnings of affiliated companies for the fiscal year ended March 31, 2010 decreased by ¥46,874 million to ¥39,615 million (U.S.$426 million) as compared to ¥86,489 million for the fiscal year ended March 31, 2009.

Equity in Earnings of Affiliated Companies
Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2010 increased by ¥1,192 million to ¥1,588 million (U.S.$17 million) as compared to ¥396 million for the fiscal year ended March 31, 2009, due primarily to increased earnings recorded by affiliated companies held under the equity accounting method, such as L&T-Komatsu Limited whose products were in greater demand in the Indian market.
Net income
As a result of the above factors, consolidated net income for the fiscal year ended March 31, 2010 decreased by ¥45,682 million to ¥41,203 million (U.S.$443 million) as compared to ¥86,885 million for the fiscal year ended March 31, 2009.
Net Income Attributable to Noncontrolling Interests
Net income attributable to noncontrolling interests for the fiscal year ended March 31, 2010 decreased by ¥444 million to ¥7,644 million (U.S.$82 million) as compared to ¥8,088 million for the fiscal year ended March 31, 2009. Noncontrolling interests in income of consolidated subsidiaries decreased mainly as a result of declined earnings recorded primarily by subsidiaries in the Construction, Mining and Utility Equipment operating segment, such as Komatsu Australia Pty. Ltd.
Net Income Attributable to Komatsu Ltd.
As a result of the above, consolidated net income attributable to Komatsu Ltd. for the fiscal year ended March 31, 2010 decreased by 57.4%, or ¥45,238 million, to ¥33,559 million (U.S.$361 million) as compared to ¥78,797 million for the fiscal year ended March 31, 2009. Accordingly, basic net income attributable to Komatsu Ltd. per share fell to ¥34.67 for the fiscal year ended March 31, 2010 from ¥79.95 for the fiscal year ended March 31, 2009. Diluted net income attributable to Komatsu Ltd. per share fell to ¥34.65 for the fiscal year ended March 31, 2010 from ¥79.89 for the fiscal year ended March 31, 2009.

Segment Profit
Segment profit, which is one of Komatsu’s key management indices, is determined in a manner that is consistent with Japanese accounting principles by subtracting cost of sales and selling, general and administrative expenses from net sales. Komatsu considers segment profit to be one of its key management indices because it enables management to evaluate financial data without taking into account the effect of nonrecurring events and other factors unrelated to business activities, such as impairment loss or interest income/expense. For information about impairment loss by segment, see Note 23 to the Consolidated Financial Statements. Based on such evaluation of financial data, management assesses performance and determines how to allocate resources.
Segment profit on a consolidated basis decreased by 57.2%, or ¥107,939 million, to ¥80,719 million (U.S.$868 million) for the fiscal year ended March 31, 2010 from ¥188,658 million for the fiscal year ended March 31, 2009. This decrease in segment profit was due primarily to negative factors such as (1) the decrease in demand for Komatsu products and (2) unfavorable changes in foreign exchange rates, which outweighed positive factors such as (1) the decrease in fixed costs, such as R&D expenses, and personnel expenses and facility related expenses (that is, depreciation expenses relating to fixed assets), which Komatsu was able to reduce through structural reforms, (2) the realization of product sales at higher prices and (3) the decrease in the prices of materials used in the production of Komatsu products.
For information regarding segment profit by operating segments and geographic segments, see “Performance by Operating Segments” and “Performance by Geographic Segments (based on the geographic origin of the seller)” below.
Performance by Operating Segments
The following table presents net sales and segment profit broken down by operating segments for the fiscal years ended March 31, 2010 and 2009. In evaluating the financial data for each operating segment, Komatsu’s management considers sales by the location of its customers to be particularly helpful for the Construction, Mining and Utility Equipment operating segment, its primary operating segment. Accordingly, in addition to providing performance information by operating segments, the below table and related discussion provide information regarding sales in the Construction, Mining and Utility Equipment operating segment broken down by geographic locations of Komatsu’s customer. Performance information by geographic segments (which are separately identified by management), which provides performance information based on the geographic location of the seller (as opposed to the customer), is provided under “Performance by Geographic Segments (based on the geographic origin of the seller).”

Performance by Operating Segments

	Millions of Yen
	Fiscal Years Ended		Percentage	Millions of
	March 31,		Change	U.S. dollars
	2010	2009	2010 vs. 2009	2010
Net sales:
Construction, Mining and Utility Equipment
Customers	¥1,268,575	¥1,744,733	-27.3%	$13,641
Japan	228,505	309,895	-26.3%	2,457
Americas	306,135	462,405	-33.8%	3,292
Europe and CIS	122,018	273,259	-55.3%	1,312
China	244,509	179,221	36.4%	2,629
Asia (excluding Japan, China) and Oceania	281,878	309,721	-9.0%	3,031
Middle East and Africa	85,530	210,232	-59.3%	920
Intersegment	2,690	4,653	-42.2%	29

Total	1,271,265	1,749,386	-27.3%	13,670

Industrial Machinery and Others
Customers	162,989	277,010	-41.2%	1,753
Intersegment	15,619	26,389	-40.8%	168

Total	178,608	303,399	-41.1%	1,921

Elimination	(18,309)	(31,042)	-41.0%	(197)

Consolidated Net Sales	¥1,431,564	¥2,021,743	-29.2%	$15,393

Segment Profit:
Construction, Mining and Utility Equipment	¥83,061	¥180,455	-54.0%	$893
Industrial Machinery and Others	2,998	12,891	-76.7%	32

Total	86,059	193,346	-55.5%	925

Corporate expenses and elimination	(5,340)	(4,688)	13.9%	(57)

Consolidated Segment Profit	¥80,719	¥188,658	-57.2%	$868

Notes:

1)	Transfers between segments are made at estimated arm’s-length prices.

2)	Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales. For additional information, see Note 23 to the Consolidated Financial Statements.

Construction, Mining and Utility Equipment
Net sales
Consolidated net sales to customers in the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 2010 decreased by 27.3%, or ¥476,158 million, to ¥1,268,575 million (U.S.$13,641 million) as compared to ¥1,744,733 million for the fiscal year ended March 31, 2009. This decrease in sales was due primarily to negative factors such as (1) the decrease in demand for Komatsu products during the fiscal year (which decreased net sales of this operating segment by approximately ¥433.9 billion) and (2) unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar, the Euro and other currencies (which decreased net sales in this operating segment by approximately ¥69.8 billion), which outweighed positive factors, such as the realization of product sales at higher prices (which increased net sales in this operating segment by approximately ¥27.5 billion).
Net sales to customers in Japan (based on sales destination) for the fiscal year ended March 31, 2010 decreased by 26.3%, or ¥81,390 million, to ¥228,505 million (U.S.$2,457 million) as compared to ¥309,895 million for the fiscal year ended March 31, 2009. While public-sector investment remained firm in the fiscal year ended March 31, 2010, due primarily to the economic stimulus package provided by the Japanese government, private-sector capital investment and residential investment continued to remain slack. As a result, overall demand for construction, mining and utility equipment in Japan decreased from the previous fiscal year. Accordingly, Komatsu’s sales of construction, mining and utility equipment in Japan decreased compared to the previous fiscal year.
Net sales to customers in the Americas (based on sales destination) for the fiscal year ended March 31, 2010 decreased by 33.8%, or ¥156,270 million, to ¥306,135 million (U.S.$3,292 million) as compared to ¥462,405 million for the fiscal year ended March 31, 2009. While the operating rate of construction equipment in North America showed signs that the market had bottomed out during the fiscal year ended March 31, 2010, demand for such equipment fell short of increasing as a result of the continuing economic uncertainty. As a result, the business environment in North America remained challenging. In light of such market conditions, Komatsu (1) reorganized its production and sales operations in North America by, among other things, closing certain manufacturing facilities and merging certain sales companies, and (2) continued to make efforts to reduce distributors’ inventory to appropriate levels. In Latin America, market demand that decreased after the financial crisis showed signs of recovery in Brazil and some other countries. To capture such recovery in demand in Latin America, Komatsu reinforced its sales and service operations by establishing a new subsidiary in Chile and opening a service support center in Mexico. The positive signs in Latin America, however, were not sufficient to fully offset the decrease in demand in North America. As a result, overall sales in the Americas for the fiscal year ended March 31, 2010 decreased as compared to the fiscal year ended March 31, 2009.

Net sales to customers in Europe and CIS (based on sales destination) for the fiscal year ended March 31, 2010 decreased by 55.3%, or ¥151,241 million to ¥122,018 million (U.S.$1,312 million) as compared to ¥273,259 million for the fiscal year ended March 31, 2009. A sharp drop in demand for construction, mining and utility equipment in Europe and CIS continued during the fiscal year ended March 31, 2010, against the backdrop of sluggish economies. Under such circumstances, Komatsu doubled sales promotion and other efforts in collaboration with its distributors in Europe, while reinforcing its product support capability for mines in CIS. However, net sales to customers in Europe and CIS (based on sales destination) for the fiscal year ended March 31, 2010 decreased due primarily to Komatsu’s continuing efforts to (1) reduce distributors’ inventory to an appropriate level and (2) decrease the number of construction, mining and utility equipment models that are manufactured in Europe, which action was undertaken to improve manufacturing efficiency and profitability by eliminating models that were no longer in demand.
Net sales to customers in China (based on sales destination) for the fiscal year ended March 31, 2010 increased by 36.4%, or ¥65,288 million to ¥244,509 million (U.S.$2,629 million) as compared to ¥179,221 million for the fiscal year ended March 31, 2009. Demand for construction, mining and utility equipment increased in China in light of the Chinese government’s economic stimulus measures, which advanced large-scale infrastructure developments, such as railways and highways projects, and resulted in an increase in year-on-year monthly demand since June 2009. The increase in year-on-year monthly demand was particularly significant after the Chinese New Year in February 2010. By increasing its production capacity at its existing plants, teaming up with its distributors to aggressively market its products and implementing an ICT system that enables Komatsu and its distributors to exchange real-time information in order to minimize excess inventory, Komatsu recorded an increase in net sales to customers in China for the fiscal year ended March 31, 2010. As a result, sales in China increased to account for 19.3% of total sales of the Construction, Mining and Utility Equipment operating segment.
Net sales to customers in Asia and Oceania (based on sales destination) for the fiscal year ended March 31, 2010 decreased by 9.0%, or ¥27,843 million to ¥281,878 million (U.S.$3,031 million) as compared to ¥309,721 million for the fiscal year ended March 31, 2009. In Indonesia, India and Thailand, year-on-year monthly demand showed signs of recovery in the second half of the fiscal year ended March 31, 2010. Demand remained firm for mining-related equipment in Australia throughout the entire fiscal year. Against this backdrop, Komatsu strived to strengthen its operations by (1) enhancing its global Reman (Re-manufacturing) capability by establishing and reorganizing its Reman entities in Indonesia and (2) reinforcing its market and product support capabilities by entering into a joint-venture arrangement with its distributors in Thailand. Notwithstanding such efforts, while sales picked up quickly in Asia in and after the third quarter, such increase in sales was not sufficient to fully offset the decrease in demand from customers in Asia and Oceania in the first half of the fiscal year ended March 31, 2010. As a result, Komatsu recorded a decrease in net sales in Asia and Oceania for the fiscal year ended March 31, 2010.

Net sales to customers in Middle East and Africa (based on sales destination) for the full fiscal year ended March 31, 2010 decreased by 59.3%, or ¥124,702 million to ¥85,530 million (U.S.$920 million) as compared to ¥210,232 million for the fiscal year ended March 31, 2009. Although commodity prices showed signs of an increase from the drastic plunge in 2008, market demand failed to recover in the Middle East and Africa as affected by the recessionary economies. In light of such market conditions and Komatsu’s continuing efforts to reduce distributors’ inventories, net sales to customers in the Middle East and Africa for the fiscal year ended March 31, 2010 decreased.
Segment Profit
Segment profit for the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 2010 decreased by 54.0%, or ¥97,394 million, to ¥83,061 million (U.S.$893 million) from ¥180,455 million for the fiscal year ended March 31, 2009.
This decrease in segment profit was due primarily to negative factors such as (1) the decrease in demand for Komatsu products (which decreased segment profit by approximately ¥139.9 billion) and (2) unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar, the Euro and other currencies (which decreased segment profit by approximately ¥34.9 billion), which outweighed positive factors such as (1) the decrease in fixed costs, such as R&D expenses, and personnel expenses and facility related expenses (that is, depreciation expenses relating to fixed assets), which Komatsu was able to reduce through structural reforms (which increased segment profit by approximately ¥43.3 billion), (2) the realization of product sales at higher prices (which increased segment profit by approximately ¥27.5 billion) and (3) the decrease in the prices of materials used in the production of Komatsu products (which increased segment profit by approximately ¥6.6 billion).

Industrial Machinery and Others
Net Sales
Consolidated net sales to customers in the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2010 decreased by 41.2%, or ¥114,021 million, to ¥162,989 million (U.S.$1,753 million) as compared to ¥277,010 million for the fiscal year ended March 31, 2009. During the fiscal year ended March 31, 2010, the automobile and other industries to which Komatsu supplied industrial machinery and other products continued to limit their capital investments in light of the global economic downturn. As a result, new orders for Komatsu products decreased sharply and resulted in a decrease in net sales in the Industrial Machinery and Others operating segment.
Segment Profit
Segment profit for the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2010 decreased by 76.7%, or ¥9,893 million, to ¥2,998 million (U.S.$32 million) from ¥12,891 million for the fiscal year ended March 31, 2009. This decrease was due primarily to the decrease in demand for Komatsu products (which decreased segment profit by approximately ¥15.7 billion), which fully offset the decrease in costs, such as fixed costs (which increased segment profit by approximately ¥5.8 billion).

Performance by Geographic Segments (based on the geographic origin of the seller)
The following table presents net sales and segment profit broken down by the geographic origin of the seller for the fiscal years ended March 31, 2010 and 2009.
Performance by Geographic Segments

	Millions of Yen
	Fiscal Years Ended		Percentage	Millions of
	March 31,		Change	U.S. dollars
	2010	2009	2010 vs. 2009	2010

Net sales:
Japan	¥716,719	¥1,212,449	-40.9%	$7,707
Americas	347,717	511,821	-32.1%	3,739
Europe and CIS	162,610	294,398	-44.8%	1,748
Others	490,256	481,250	1.9%	5,272
Elimination	(285,738)	(478,175)	-40.2%	(3,073)

Consolidated	¥1,431,564	¥2,021,743	-29.2%	$15,393

Segment Profit (Loss):
Japan	¥(19,783)	¥37,876	-152.2%	$(213)
Americas	33,982	52,133	-34.8%	365
Europe and CIS	10,460	22,279	-53.0%	112
Others	60,151	61,008	-1.4%	647
Corporate and elimination	(4,091)	15,362	-126.6%	(43)

Consolidated	¥80,719	¥188,658	-57.2%	$868

Note:	Segment profit (loss) is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales. For additional information, see Note 23 to the Consolidated Financial Statements.
Japan
Net Sales
Net sales in the Japan geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2010 decreased by 40.9%, or ¥495,730 million, to ¥716,719 million (U.S.$7,707 million) as compared to ¥1,212,449 million for the fiscal year ended March 31, 2009. This decrease was due primarily to the decrease in sales of construction, mining and utility equipment as both domestic sales and export of such equipment decreased due mainly to the weak Japanese economy and the significant drop in global demand for such equipment.

In addition, decreased sales mainly of small- and medium- sized presses and sheet metal machines due primarily to the decrease in capital investments by customers in the automobile and other industries also contributed to the decrease in net sales in this geographic segment.
Segment Profit (Loss)
Segment profit (loss) for the Japan geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2010 decreased by 152.2%, or ¥57,659 million, from ¥37,876 million to ¥(19,783) million (U.S.$(213) million) as compared to the fiscal year ended March 31, 2009. This decrease in segment profit was due primarily to the decrease in sales of construction, mining and utility equipment and unfavorable changes in foreign exchange rates.
Americas
Net Sales
Net sales in the Americas geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2010 decreased by 32.1%, or ¥164,104 million, from ¥511,821 million to ¥347,717 million (U.S. $3,739 million) as compared to the fiscal year ended March 31, 2009. This decrease was due primarily to an overall decline in demand for construction, mining and utility equipment and Komatsu’s continuing efforts to reduce the inventory of its distributors to appropriate levels.
Segment Profit
Segment profit for the Americas geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2010 decreased by 34.8%, or ¥18,151 million, from ¥52,133 million to ¥33,982 million (U.S.$365 million) as compared to the fiscal year ended March 31, 2009 due primarily to the decrease in net sales as discussed above.

Europe and CIS
Net Sales
Net sales in the Europe and CIS geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2010 decreased by 44.8%, or ¥131,788 million, to ¥162,610 million (U.S.$1,748 million) as compared to ¥294,398 million for the fiscal year ended March 31, 2009. This decrease was due primarily to a sharp drop in demand in Europe and CIS of construction, mining and utility equipment. In addition, Komatsu efforts to suspend equipment sales to its dealers and distributors to reduce their inventory to appropriate levels also contributed to the decrease in net sales in this geographic segment.
Segment Profit
Segment profit for the Europe and CIS geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2010 decreased by 53.0%, or ¥ 11,819 million, to ¥10,460 million (U.S.$112 million) as compared to ¥22,279 million for the fiscal year ended March 31, 2009 due primarily to the decrease in net sales as discussed above.
Others
Net Sales
Net sales in the Others geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2010 increased by 1.9%, or ¥9,006 million, to ¥490,256 million (U.S.$5,272 million) as compared to ¥481,250 million for the fiscal year ended March 31, 2009. This increase was due primarily to the significant increase in demand in China, which fully offset the decrease in demand in other regions.
Segment Profit
Segment profit for the Others geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2010 decreased by 1.4%, or ¥857 million, to ¥60,151 million (U.S.$647 million) as compared to ¥61,008 million for the fiscal year ended March 31, 2009 due primarily to the mixed sales conditions as discussed above.

Comparison of the Fiscal Years ended March 31, 2009 and 2008
The following tables set forth selected consolidated financial and operating data, including numerical data expressed as a percentage of total consolidated net sales for the periods indicated, and the changes in each consolidated financial line item between the indicated fiscal years.
Consolidated Statements of Income

	Millions of Yen				Percentage
	Fiscal Years Ended March 31,				change
	2009		2008		2009 vs. 2008
Net sales	¥2,021,743	100.0%	¥2,243,023	100.0%	-9.9%

Cost of sales	1,510,408	74.7%	1,590,963	70.9%	-5.1%

Selling, general and administrative expenses	322,677	16.0%	317,474	14.2%	1.6%

Impairment loss on long-lived assets	16,414	0.8%	2,447	0.1%	570.8%

Impairment loss on goodwill	2,003	0.1%	2,870	0.1%	-30.2%

Other operating income (expenses), net	(18,293)	-0.9%	3,581	0.1%	-610.8%

Operating income	151,948	7.5%	332,850	14.8%	-54.3%

Other income (expenses), net	(23,166)		(10,640)		117.7%
Interest and dividend income	8,621		10,265		-16.0%
Interest expense	(14,576)		(16,699)		-12.7%
Other, net	(17,211)		(4,206)

Income from continuing operations before income taxes and equity in earnings of affiliated companies	128,782	6.4%	322,210	14.4%	-60.0%

Income taxes
Current	60,511		104,142
Deferred	(18,218)		11,652

Total	42,293	2.1%	115,794	5.2%	-63.5%

	Millions of Yen				Percentage
	Fiscal Years Ended March 31,				change
	2009		2008		2009 vs. 2008
Income from continuing operations before equity in earnings of affiliated companies	86,489	4.3%	206,416	9.2%	-58.1%

Equity in earnings of affiliated companies	396	0.0%	6,845	0.3%	-94.2%

Income from continuing operations	86,885	4.3%	213,261	9.5%	-59.3%

Income from discontinued operations less applicable income taxes	—	—	4,967	0.2%	-100.0%

Net income	¥86,885	4.3%	¥218,228	9.7%	-60.2%

Less net income attributable to noncontrolling interests	(8,088)	-0.4%	(9,435)	-0.4%	-14.3%

Net income attributable to Komatsu Ltd.	¥78,797	3.9%	¥208,793	9.3%	-62.3%

	Yen
Per share data
Income from continuing operations attributable to Komatsu Ltd.:
Basic	¥79.95		¥204.88
Diluted	79.89		204.61

Income from discontinued operations attributable to Komatsu Ltd.:
Basic	—		4.99
Diluted	—		4.98

Net income attributable to Komatsu Ltd.:
Basic	79.95		209.87
Diluted	79.89		209.59

Cash dividends per share	¥44.00		¥38.00

	Millions of Yen				Percentage
	Fiscal Years Ended March 31,				change
	2009		2008		2009 vs. 2008
Segment profit	188,658	9.3%	334,586	14.9%	-43.6%
Notes:

1)	In the fiscal year ended March 31, 2008, Komatsu sold the OPE business of Komatsu Zenoah Co. and its subsidiaries. As a result, operating results and the gain recognized on the sale of the OPE business of Komatsu Zenoah Co. and its subsidiaries are presented as “Income from discontinued operations less applicable income taxes” for the fiscal year ended March 31, 2008.

2)	Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales. For additional information, see Note 23 to the Consolidated Financial Statements.
Net Sales
Consolidated net sales for the fiscal year ended March 31, 2009 decreased by 9.9%, or ¥221,280 million, to ¥2,021,743 million from ¥2,243,023 million for the fiscal year ended March 31, 2008. This decrease was due primarily to decreased sales in the Construction, Mining and Utility Equipment operating segment, which was partially offset by the increase in sales of the Industrial Machinery and Others operating segment due to the addition of Komatsu NTC Ltd. as a consolidated subsidiary in March 2008. Unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar, the Euro and other currencies, also contributed to the decrease in net sales.
For the fiscal year ended March 31, 2009, net sales to customers in the Construction, Mining and Utility Equipment operating segment decreased by 14.8%, or ¥303,978 million, to ¥1,744,733 million as compared to the fiscal year ended March 31, 2008. This decrease reflected the significant decrease in demand for construction, mining and utility equipment as a result of the global economic recession. Net sales of construction, mining and utility equipment became particularly challenging during the second half of the fiscal year with demand also decreasing in emerging economies and commodity-exporting countries. In light of such circumstances, Komatsu suspended equipment sales to its dealers and distributors to support their efforts to quickly adjust inventory levels, which decreased Komatsu’s net sales. In addition, unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar, the Euro and other currencies, decreased net sales in the Construction, Mining and Utility Equipment operating segment by approximately ¥152.7 billion.

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
Cost of Sales
Cost of sales on a consolidated basis decreased by 5.1%, or ¥80,555 million, to ¥1,510,408 million for the fiscal year ended March 31, 2009 from ¥1,590,963 million for the fiscal year ended March 31, 2008, due primarily to decreased sales. Despite various efforts undertaken by Komatsu, such as realization of sales of products at higher prices and reduction of production cost, cost of sales to sales ratio increased by 3.8 percentage points to 74.7% for the fiscal year ended March 31, 2009 from 70.9% for the fiscal year ended March 31, 2008. This increase was mainly due to (1) the increase in prices of materials used in the production of Komatsu products, (2) the adverse impact of foreign exchange rate fluctuations upon sales in relation to cost of sales and (3) certain costs not being fully absorbed due to reduced production volumes.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by 1.6% for the fiscal year ended March 31, 2009 to ¥322,677 million from ¥317,474 million for the fiscal year ended March 31, 2008, due primarily to research and development activities relating to the Construction, Mining and Utility Equipment operating segment, including expenses incurred in connection with the development of new DANTOTSU products and next generation engines that comply with the latest emissions regulations that will become effective in the near future. The addition of BIGRENTAL Co., Ltd. and Komatsu NTC Ltd. as consolidated subsidiaries also contributed to the increase in selling, general and administrative expenses.
Impairment Loss on Long-Lived Assets
Consolidated impairment loss on long-lived assets for the fiscal year ended March 31, 2009 increased by ¥13,967 million, to ¥16,414 million as compared to ¥2,447 million for the fiscal year ended March 31, 2008. This increase was due primarily to the impairment loss recorded in connection with the decision to close the Mooka plant and the Komatsu plant and transfer the production capacity of such plants to other Komatsu plants and facilities. For information about impairment loss on long-lived assets by segment, see Note 23 to the Consolidated Financial Statements.

Impairment loss on goodwill
Consolidated impairment loss on goodwill for the fiscal year ended March 31, 2009 decreased by ¥867 million, to ¥2,003 million as compared to ¥2,870 million for the fiscal year ended March 31, 2008. Komatsu recognized an impairment loss of ¥2,003 million on goodwill allocated to a reporting unit in Japan that is engaged in the rental business, which is included in the Construction, Mining and Utility Equipment operating segment, due to unfavorable business circumstances.
Other Operating Income (Expenses), net
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
Operating Income
Consolidated operating income for the fiscal year ended March 31, 2009 decreased by 54.3%, or ¥180,902 million, to ¥151,948 million as compared to ¥332,850 million for the fiscal year ended March 31, 2008. This decrease in operating income was due primarily to negative factors such as (1) the increase in prices of materials used in the production of Komatsu products, (2) the decrease in demand for Komatsu products during the second half of the fiscal year, (3) unfavorable changes in foreign exchange rates, (4) expenses associated with structural reforms of production and sales operations, (5) the decrease in equipment sales to dealers and distributors to support their efforts to quickly adjust inventory levels, which resulted in certain costs not being fully absorbed due to reduced production volumes and (6) higher fixed costs, such as R&D expenses and depreciation, which outweighed positive factors, such as the realization of product sales at higher prices.
As a result, operating margin for the fiscal year ended March 31, 2009 decreased by 7.3 percentage points to 7.5% from 14.8% for the fiscal year ended March 31, 2008.

Other Income (Expenses), net
Consolidated other expenses for the fiscal year ended March 31, 2009 increased by 117.7%, or ¥12,526 million, to ¥23,166 million as compared to ¥10,640 million for the fiscal year ended March 31, 2008. This increase was due primarily to foreign exchange rate losses and losses recorded as a result of impairment in securities investments. Foreign exchange rate losses increased by ¥8,335 million for the fiscal year ended March 31, 2009 to ¥11,802 million as compared to ¥3,467 million for the fiscal year ended March 31, 2008 in light of the unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar, the Euro and other currencies. In addition, Komatsu recorded a loss on securities investments of ¥9,441 million for the fiscal year ended March 31, 2009, an increase of ¥9,152 million as compared to ¥289 million for the fiscal year ended March 31, 2008. This increase in loss on securities investments was due primarily to the overall decline in the stock markets. While interest expense for the fiscal year ended March 31, 2009 decreased by 12.7%, or ¥2,123 million, to ¥14,576 million as compared to ¥16,699 million for the fiscal year ended March 31, 2008, due primarily to lower interest rates, interest expenses also contributed to the increase in other expenses. The increase in other income resulting from the above factors was partially offset by interest and dividend income, which decreased by 16.0%, or ¥1,644 million, to ¥8,621 million for the fiscal year ended March 31, 2009 as compared to ¥10,265 million for the fiscal year ended March 31, 2008, due primarily to lower interest rates.
Income from Continuing Operations Before Income Taxes and Equity in Earnings of Affiliated Companies
As a result of the above factors, consolidated income from continuing operations before income taxes and equity in earnings of affiliated companies for the fiscal year ended March 31, 2009 decreased by 60.0%, or ¥193,428 million, to ¥128,782 million as compared to ¥322,210 million for the fiscal year ended March 31, 2008.
Income Taxes
Consolidated income tax expense for the fiscal year ended March 31, 2009 decreased by ¥73,501 million to ¥42,293 million from ¥115,794 million for the fiscal year ended March 31, 2008. The actual effective tax rate for the fiscal year ended March 31, 2009 decreased to 32.8% from 35.9% for the fiscal year ended March 31, 2008. This decrease was due to the fact that the proportion of income before income taxes and equity in earnings of affiliated companies derived from countries with lower tax rates increased in relation to the total income before income taxes and equity in earnings of affiliated companies for the fiscal year ended March 31, 2009.

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
Income from Continuing Operations Before Equity in Earnings of Affiliated Companies
As a result of the above factors, consolidated income from continuing operations before equity in earnings of affiliated companies for the fiscal year ended March 31, 2009 decreased by ¥119,927 million to ¥86,489 million as compared to ¥206,416 million for the fiscal year ended March 31, 2008.
Equity in Earnings of Affiliated Companies
Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2009 decreased by ¥6,449 million to ¥396 million as compared to ¥6,845 million for the fiscal year ended March 31, 2008, due primarily to decreased earnings recorded by affiliated companies held under the equity accounting method, such as L&T-Komatsu Limited and Gigaphoton Inc., as well as the absence of earnings of an affiliated company of Komatsu NTC Ltd. that was recorded during the fiscal year ended March 31, 2008 before Komatsu NTC Ltd. became a consolidated subsidiary in March 2008.
Income from Continuing Operations
As a result of the above, consolidated income from continuing operations for the fiscal year ended March 31, 2009 decreased by 59.3%, or ¥126,376 million, to ¥86,885 million as compared to ¥213,261 million for the fiscal year ended March 31, 2008.
Income from Discontinued Operations Less Applicable Income Taxes
There was no consolidated income from discontinued operations less applicable income taxes for the fiscal year ended March 31, 2009, which was ¥4,967 million for the fiscal year ended March 31, 2008.
Net Income
As a result of the above factors, consolidated net income for the fiscal year ended March 31, 2009 decreased by ¥131,343 million to ¥86,885 million as compared to ¥218,228 million for the fiscal year ended March 31, 2008.

Net Income Attributable to Noncontrolling Interests
Net income attributable to noncontrolling interests for the fiscal year ended March 31, 2009 decreased by ¥1,347 million to ¥8,088 million as compared to ¥9,435 million for the fiscal year ended March 31, 2008. Net income attributable to noncontrolling interests decreased mainly as a result of declined earnings recorded primarily by subsidiaries in the Construction, Mining and Utility Equipment operating segment, such as Komatsu Shantui Construction Machinery Co., Ltd. and Bangkok Komatsu Co., Ltd.
Net Income Attributable to Komatsu Ltd.
As a result of the above factors, Komatsu’s consolidated net income attributable to Komatsu Ltd. for the fiscal year ended March 31, 2009 decreased by 62.3%, or ¥129,996 million, to ¥78,797 million as compared to ¥208,793 million for the fiscal year ended March 31, 2008. Accordingly, basic net income attributable to Komatsu Ltd. per share fell to ¥79.95 for the fiscal year ended March 31, 2009 from ¥209.87 for the fiscal year ended March 31, 2008. Diluted net income attributable to Komatsu Ltd. per share fell to ¥79.89 for the fiscal year ended March 31, 2009 from ¥209.59 for the fiscal year ended March 31, 2008.
Segment Profit
Segment profit, which is one of Komatsu’s key management indices, is determined in a manner that is consistent with Japanese accounting principles by subtracting cost of sales and selling, general and administrative expenses from net sales. Komatsu considers segment profit to be one of its key management indices because it enables management to evaluate financial data for each operating and geographic segment separately, without the effect of nonrecurring events and other factors unrelated to business activities, such as impairment loss or interest income/expense. For information about impairment loss by segment, see Note 23 to the Consolidated Financial Statements. Based on such evaluation of financial data for each operating and geographic segment, management assesses the performance of each such operating and geographic segment and determines how to allocate resources to each such segment.
Segment profit on a consolidated basis decreased by 43.6%, or ¥145,928 million, to ¥188,658 million for the fiscal year ended March 31, 2009 from ¥334,586 million for the fiscal year ended March 31, 2008.
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

	Millions of Yen
	Fiscal Years Ended		Percentage
	March 31,		Change
	2009	2008	2009 vs. 2008
Net sales:
Construction, Mining and Utility Equipment
Customers	¥1,744,733	¥2,048,711	-14.8%
Japan	309,895	370,744	-16.4%
Americas	462,405	510,552	-9.4%
Europe and CIS	273,259	427,029	-36.0%
China	179,221	181,468	-1.2%
Asia (excluding Japan, China) and Oceania	309,721	328,725	-5.8%
Middle East and Africa	210,232	230,193	-8.7%
Intersegment	4,653	6,127	-24.1%

Total	1,749,386	2,054,838	-14.9%

	Millions of Yen
	Fiscal Years Ended		Percentage
	March 31,		Change
	2009	2008	2009 vs. 2008
Industrial Machinery and Others
Customers	277,010	194,312	42.6%
Intersegment	26,389	23,376	12.9%

Total	303,399	217,688	39.4%

Elimination	(31,042)	(29,503)	5.2%

Consolidated Net Sales	¥2,021,743	¥2,243,023	-9.9%

Segment Profit:
Construction, Mining and Utility Equipment	¥180,455	¥317,895	-43.2%
Industrial Machinery and Others	12,891	19,947	-35.4%

Total	193,346	337,842	-42.8%

Corporate expenses and elimination	(4,688)	(3,256)	44.0%

Consolidated Segment Profit	¥188,658	¥334,586	-43.6%

Notes:

1)	Transfers between segments are made at estimated arm’s-length prices.

2)	Starting with the fiscal year ended March 31, 2009, Komatsu reclassified the forklift truck business of Komatsu Utility Co., Ltd. and the businesses of Komatsu Logistics Corp. (both of which were formerly in the Industrial Machinery, Vehicles and Others operating segment) so that such businesses are part of Komatsu’s construction and mining equipment business, and accordingly, changed its operating segments by renaming the Construction and Mining Equipment operating segment as the Construction, Mining and Utility Equipment operating segment and the Industrial Machinery, Vehicles and Others operating segment as the Industrial Machinery and Others operating segment. As a result of this reclassification, the financial data for the fiscal year ended March 31, 2008 in the above table have been retrospectively reclassified using the new operating segments.

3)	Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales. For additional information, see Note 23 to the Consolidated Financial Statements.
Construction, Mining and Utility Equipment
Net sales
Consolidated net sales to customers in the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 2009 decreased by 14.8%, or ¥303,978 million, to ¥1,744,733 million as compared to ¥2,048,711 million for the fiscal year ended March 31, 2008.
This decrease in sales was due primarily to negative factors, such as (1) the significant drop in demand on a global basis of Komatsu’s construction, mining and utility equipment (which decreased net sales of this operating segment by approximately ¥193.3 billion), (2) unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar and the Euro (which decreased net sales in this operating segment by approximately ¥152.7 billion) and (3) Komatsu’s decision to suspend equipment sales to dealers and distributors to support their efforts to quickly adjust inventory levels to the new business environment (which decreased net sales in this operating segment by approximately ¥30.0 billion), which outweighed positive factors, such as the realization of product sales at higher prices (which increased net sales in this operating segment by approximately ¥70.6 billion).

Net sales to customers in Japan (based on sales destination) for the fiscal year ended March 31, 2009 decreased by 16.4%, or ¥60,849 million, to ¥309,895 million as compared to ¥370,744 million for the fiscal year ended March 31, 2008. In the fiscal year ended March 31, 2009, demand fell sharply in Japan as a result of slack public-sector investments and reduced private-sector investments against the backdrop of the worsened economy in the second half of the fiscal year and sluggish housing starts. In addition, the decrease in the number of exports of used equipment from Japan due to lower demand for used equipment outside of Japan adversely affected demand for new equipment in Japan, because customers in Japan tend to trade in their old equipment for new equipment. Despite such market conditions, Komatsu strived to realize higher prices and expand its rental equipment business. In light of the significant decrease in demand, however, sales in Japan declined from the fiscal year ended March 31, 2008.
Net sales to customers in the Americas (based on sales destination) for the fiscal year ended March 31, 2009 decreased by 9.4%, or ¥48,147 million, to ¥462,405 million as compared to ¥510,552 million for the fiscal year ended March 31, 2008. Although demand for mining equipment remained strong in North America, demand for construction equipment decreased due primarily to reduced U.S. housing starts and the slack economy resulting from the financial crisis. In addition, Komatsu’s decision to suspend sales to dealers and distributors in North America to support their efforts to bring down their inventory to an appropriate level in light of the new business environment also contributed to the decrease in net sales in North America. While Komatsu continued its efforts to realize higher prices, such efforts were not sufficient to offset the significant decrease in demand. As a result, Komatsu recorded a decrease in net sales to customers in North America for the fiscal year ended March 31, 2009. As a percentage of total sales to customers in the Americas, sales to customers in North America for the fiscal year ended March 31, 2009 was 53.6% as compared to 63.2% for the fiscal year ended March 31, 2008. Despite decreased sales to customers in North America, demand expanded in Latin America. In response to such increased demand, Komatsu made adjustment to its local operations in Latin America to strengthen its marketing capability. While sales to customers in Latin America for the fiscal year ended March 31, 2009 increased to 46.4% of the total net sales to customers in the Americas as compared to 36.8% for the fiscal year ended March 31, 2008, it fell short of fully offsetting the sales decrease in North America. Accordingly, sales in the Americas decreased from the fiscal year ended March 31, 2008.

Net sales to customers in Europe and CIS (based on sales destination) for the fiscal year ended March 31, 2009 decreased by 36.0%, or ¥153,770 million, to ¥273,259 million as compared to ¥427,029 million for the fiscal year ended March 31, 2008. European economies which showed signs of contraction in the first half of the fiscal year deteriorated further in the second half of the fiscal year in light of the global financial crisis. As a result, demand for construction equipment decreased significantly in Europe. In CIS, decreased demand for construction equipment became more articulated in light of the global financial crisis and the decrease in commodity prices in the second half of the fiscal year. In addition to lower demand in both regions, the decrease in net sales to customers in Europe and CIS was partly due to Komatsu’s proactive efforts to support dealers and distributors in this region adjust their inventory to an appropriate level by suspending sales to them. The depreciation of the Euro and the Russian ruble against the Japanese yen also contributed to the decrease in sales to customers in Europe and CIS.
Net sales to customers in China (based on sales destination) for the fiscal year ended March 31, 2009 decreased by 1.2%, or ¥2,247 million, to ¥179,221 million as compared to ¥181,468 million for the fiscal year ended March 31, 2008. While demand decreased in China in the second half of the fiscal year due primarily to the global financial crisis, such decrease was not as drastic as the other regions as demand for Komatsu products has begun to show signs of recovery since February 2009, as public work projects, such as the post-earthquake reconstruction project in Sichuan Province, became active in light of the support provided by the Chinese government’s economic stimulus package. As a result, sales in China only decreased slightly from the fiscal year ended March 31, 2008.
Net sales to customers in Asia and Oceania (based on sales destination) for the fiscal year ended March 31, 2009 decreased by 5.8%, or ¥19,004 million, to ¥309,721 million as compared to ¥328,725 million for the fiscal year ended March 31, 2008. The decrease in demand became more evident in both Asia and Oceania in the second half of the fiscal year, reflecting recessionary economies and a significant decline in commodity prices. While working to realize higher prices of its products, Komatsu also strived to reduce inventory and delivery lead-times by encouraging (1) information sharing between local plants and distributors in Southeast Asia and (2) pre-delivery installation of optional features in plants, which Komatsu Australia Pty. Ltd. used to do at its facility. Despite such efforts, sales in Asia and Oceania declined from the fiscal year ended March 31, 2008, reflecting the significant fall in demand and sharp depreciation of the Australian dollar to the Japanese yen in the second half of the fiscal year.
Net sales to customers in the Middle East and Africa (based on sales destination) for the fiscal year ended March 31, 2009 decreased by 8.7%, or ¥19,961 million, to ¥210,232 million as compared to ¥230,193 million for the fiscal year ended March 31, 2008. Similar to the other regions, demand rapidly fell in the Middle East and Africa as a result of the financial crisis and the significant decrease in the price of crude oil and other commodities. In light of such circumstances, Komatsu made concerted efforts to reinforce its sales and product support capabilities in the Middle East and Africa by expanding its training programs for distributors. Due largely to the significant decrease in demand and the sharp depreciation of the rand (the currency of South Africa, which is one of the major markets in Africa) relative to the Japanese yen, however, sales in the Middle East and Africa decreased from the fiscal year ended March 31, 2008.

Segment Profit
Segment profit for the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 2009 decreased by 43.2%, or ¥137,440 million, to ¥180,455 million from ¥317,895 million for the fiscal year ended March 31, 2008.
This decrease in segment profit was due primarily to negative factors such as (1) the increase in prices of materials used in the production of Komatsu products (which decreased segment profit by approximately ¥66.5 billion), (2) the decrease in demand for Komatsu products during the second half of the fiscal year (which decreased segment profit by approximately ¥54.1 billion), (3) unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar, the Euro and other currencies (which decreased segment profit by approximately ¥53.5 billion), (4) the decrease in equipment sales to dealers and distributors to support their efforts to quickly adjust inventory levels, which resulted in certain costs not being fully absorbed due to reduced production volumes (which decreased segment profit by approximately ¥17.0 billion) and (5) higher fixed costs, such as R&D expenses and depreciation (which decreased segment profit by approximately ¥16.9 billion), which outweighed positive factors, such as the realization of product sales at higher prices (which increased segment profit by approximately ¥70.6 billion).
Industrial Machinery and Others
Net Sales
Consolidated net sales to customers in the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2009 increased by 42.6%, or ¥82,698 million, to ¥277,010 million as compared to ¥194,312 million for the fiscal year ended March 31, 2008. This increase was due primarily to the addition of Komatsu NTC Ltd. as a consolidated subsidiary in March 2008, which increased net sales by approximately ¥108.7 billion. While sales of large presses, such as AC Servo presses and high-speed transfer lines, remained strong, sales of sheet metal machines and small- and medium-sized presses decreased significantly as the automobile manufacturing and other client industries restrained capital investments in the second half of the fiscal year. Meanwhile, sales of wire saws made by Komatsu NTC Ltd. steadily expanded against the backdrop of accelerating growth of the solar cell market. Excluding the net sales of Komatsu NTC Ltd., net sales to customers in the Industrial Machinery and Others operating segment would have decreased by 13.4% or ¥26,100 million in the fiscal year ended March 31, 2009.

Segment Profit
Segment profit for the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2009 decreased by 35.4%, or ¥7,056 million, to ¥12,891 million from ¥19,947 million for the fiscal year ended March 31, 2008. This decrease was due primarily to negative factors, such as the decrease in segment profit of subsidiaries other than Komatsu NTC Ltd., which was mainly due to decreased sales by such subsidiaries (which decreased segment profit by approximately ¥10.0 billion), and the adjustments made in connection with the addition of Komatsu NTC Ltd. as a consolidated subsidiary in March 2008 (which decreased segment profit by approximately ¥1.5 billion), which outweighed the increase in segment profit derived from the ordinary business of Komatsu NTC Ltd.(which increased segment profit by approximately ¥4.5 billion).
Performance by Geographic Segments (based on the geographic origin of the seller)
The following table presents net sales and segment profit broken down by the geographic origin of the seller for the fiscal years ended March 31, 2009 and 2008.
Performance by Geographic Segments

	Millions of Yen
	Fiscal Years Ended		Percentage
	March 31,		Change
	2009	2008	2009 vs. 2008

Net sales:
Japan	¥1,212,449	¥1,292,314	-6.2%
Americas	511,821	567,243	-9.8%
Europe and CIS	294,398	452,222	-34.9%
Others	481,250	517,887	-7.1%
Elimination	(478,175)	(586,643)	-18.5%

Consolidated	¥2,021,743	¥2,243,023	-9.9%

Segment Profit:
Japan	¥37,876	¥173,063	-78.1%
Americas	52,133	56,667	-8.0%
Europe and CIS	22,279	44,088	-49.5%
Others	61,008	68,204	-10.6%
Corporate and elimination	15,362	(7,436)	-306.6%

Consolidated	¥188,658	¥334,586	-43.6%

Note:	Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales. For additional information, see Note 23 to the Consolidated Financial Statements.

Japan
Net Sales
Net sales in the Japan geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2009 decreased by 6.2%, or ¥79,865 million, to ¥1,212,449 million as compared to ¥1,292,314 million for the fiscal year ended March 31, 2008. This decrease was due primarily to the decrease in sales of construction, mining and utility equipment as both domestic sales and export of such equipment decreased due mainly to the slack Japanese economy and the significant drop in global demand in the second half of the fiscal year as a result of the financial crisis. Komatsu’s decision to suspend sales of equipment to dealers and distributors to support their efforts to quickly adjust their inventory levels also contributed to the decrease.
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
Segment Profit
Segment profit for the Japan geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2009 decreased by 78.1%, or ¥135,187 million, from ¥173,063 million to ¥37,876 million as compared to the fiscal year ended March 31, 2008. This decrease in segment profit was due primarily to (1) the increase in prices of materials, (2) the decrease in demand, (3) unfavorable changes in foreign exchange rates, (4) the decrease in equipment sales to dealers and distributors to support their efforts to quickly adjust inventory levels, which resulted in certain costs not being fully absorbed due to reduced production volumes, and (5) higher fixed costs.

Americas
Net Sales
Net sales in the Americas geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2009 decreased by 9.8%, or ¥55,422 million, from ¥567,243 million to ¥511,821 million as compared to the fiscal year ended March 31, 2008. This decrease was due primarily to reduced U.S. housing starts and the slowdown in the North American economy. While exports of super-large dump trucks to commodity-exporting countries remained strong and sales in Latin America increased, such increase in sales was not sufficient to fully offset the overall decrease in net sales of other equipment.
Segment Profit
Segment profit for the Americas geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2009 decreased by 8.0%, or ¥4,534 million, from ¥56,667 million to ¥52,133 million as compared to the fiscal year ended March 31, 2008 due primarily to the decrease in net sales as discussed above.
Europe and CIS
Net Sales
Net sales in the Europe and CIS geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2009 decreased by 34.9%, or ¥157,824 million, to ¥294,398 million as compared to ¥452,222 million for the fiscal year ended March 31, 2008. This decrease was due primarily to further decrease in demand in Europe as the economic slowdown spread from Western Europe to Central and Eastern Europe. In addition, Komatsu’s decision to suspend equipment sales to dealers and distributors to support their efforts to quickly adjust their inventory levels also contributed to the decrease. While exports of super-large hydraulic excavators to commodity-exporting countries remained strong, the increase in sales of such excavators was not sufficient to fully offset the overall decrease in net sales.
Segment Profit
Segment profit for the Europe and CIS geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2009 decreased by 49.5%, or ¥ 21,809 million, to ¥22,279 million as compared to ¥44,088 million for the fiscal year ended March 31, 2008 due primarily to the decrease in net sales as discussed above.

Others
Net Sales
Net sales in the Others geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2009 decreased by 7.1%, or ¥36,637 million, to ¥481,250 million as compared to ¥517,887 million for the fiscal year ended March 31, 2008. This decrease was due primarily to the significant decrease in demand in the second half of the fiscal year.
Segment Profit
Segment profit for the Others geographic segment (based on the geographic origin of the seller) for the fiscal year ended March 31, 2009 decreased by 10.6%, or ¥7,196 million, to ¥61,008 million as compared to ¥68,204 million for the fiscal year ended March 31, 2008 due primarily to the decrease in net sales as discussed above.
B. Liquidity and Capital Resources
Cash Flow
Set forth below is the condensed consolidated statements of cash flows for the fiscal years ended March 31, 2010, 2009 and 2008.
Condensed Consolidated Statements of Cash Flows

	Millions of yen			Millions of
	Fiscal Years Ended March 31,			U.S. dollars
	2010	2009	2008	2010
Net cash provided by operating activities	¥182,161	¥78,775	¥160,985	$1,959
Net cash used in investing activities	(72,967)	(145,368)	(128,182)	(785)
Net cash provided by (used in) financing activities	(116,363)	57,219	(17,422)	(1,251)
Effect of exchange rate change on cash and cash equivalents	(965)	(2,073)	(5,570)	(10)
Net increase (decrease) in cash and cash equivalents	(8,134)	(11,447)	9,811	(87)
Cash and cash equivalents, beginning of year	90,563	102,010	92,199	973

Cash and cash equivalents, end of year	¥82,429	¥90,563	¥102,010	$886

Fiscal Year ended March 31, 2010
Net cash provided by operating activities increased by ¥103,386 million from the previous fiscal year, to ¥182,161 million (U.S.$1,959 million), mainly due to a decrease in inventories.
Net cash used in investing activities declined by ¥72,401 million from the previous fiscal year, to ¥72,967 million (U.S.$785 million), mainly due to restrained capital investments in both Japan and overseas.

Net cash used in financing activities totaled ¥116,363 million (U.S.$1,251 million), an increase of ¥173,582 million from the previous fiscal year, mainly due to repayments on short-term debt.
As a result, cash and cash equivalents, as of March 31, 2010, totaled ¥82,429 million (U.S.$886 million), a decrease of ¥8,134 million from the previous fiscal year.
Fiscal Year ended March 31, 2009
Net cash provided by operating activities for the fiscal year ended March 31, 2009 decreased by ¥82,210 million to ¥78,775 million as compared to the fiscal year ended March 31, 2008, due mainly to decreased net income.
Net cash used in investing activities for the fiscal year ended March 31, 2009 increased by ¥17,186 million to ¥145,368 million as compared to the fiscal year ended March 31, 2008, due mainly to investments made to improve productivity of plants in Japan and overseas.
Net cash provided by financing activities for the fiscal year ended March 31, 2009 increased by ¥74,641 million to ¥57,219 million as compared to the fiscal year ended March 31, 2008, reflecting proceeds received from the issuance of long-term debt and an increase in short-term debt.
As a result of the above, cash and cash equivalents as of March 31, 2009 totaled ¥90,563 million, a decrease of ¥11,447 million compared to the balance as of March 31, 2008.
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
Demand for Komatsu products decreased in the fiscal year ended March 31, 2010 due primarily to the global financial crisis. Although Komatsu decreased its capital investments in the construction, mining and utility equipment business for the fiscal year ended March 31, 2010, Komatsu continued to make capital investments, including investments to reorganized its production operations in Japan and the United States so as to put in place a more flexible production infrastructure that enables Komatsu to quickly adjust to market demands. Komatsu also made capital investments in the industrial machinery and others business for the fiscal year ended March 31, 2010 to improve its productivity and efficiency by making improvements to its production infrastructure, such as closing down the Komatsu Plant (where some of the facility and equipment had become obsolete) and transferring the production of products manufactured at such plant to the Kanazawa Plant (where the facility and equipment are more up-to-date).

As a result, Komatsu’s capital investment on a consolidated basis for the fiscal year ended March 31, 2010 was ¥96,191 million (U.S.$1,034 million), a decrease of ¥66,321 million from the fiscal year ended March 31, 2009. Komatsu plans to make investments totaling ¥86,977 million for the fiscal year ended March 31, 2011.
Source of Funds and Liquidity Management
Komatsu’s principal capital resources policy is to maintain sufficient capital resources to be able to respond promptly to future capital needs in connection with its operations and to maintain an appropriate level of liquidity. Consistent with this policy, Komatsu has secured various sources of funding, such as loans, corporate bonds, notes, securitized receivables and lines of credit. Komatsu expects to use cash generated from its operations, and funds procured through such external sources to satisfy future capital expenditures and working capital needs. In addition, Komatsu manages funds held by it and its subsidiaries through a group-wide cash management system in order to improve the efficiency and effectiveness of its cash management. Transfers of funds from subsidiaries in the form of cash dividend, loans or advances are restricted under regulatory requirements of countries in which some of Komatsu’s subsidiaries are located. Nonetheless, Komatsu does not expect these restrictions to have a significant impact on its ability to meet its cash obligations.
Komatsu’s short-term funding needs have been met mainly by cash flows from its operating activities, as well as by bank loans and the issuance of commercial paper. As of March 31, 2010, certain consolidated subsidiaries of the Company maintained committed credit line agreements totaling ¥50,082 million (U.S.$539 million) with financial institutions to secure liquidity. As of March 31, 2010, ¥23,741 million (U.S.$255 million) was available to be used under such credit line agreements, which contain customary covenants. Komatsu is not subject to any covenants limiting its ability to incur additional indebtedness. In addition, the Company has a ¥160,000 million (U.S.$1,720 million) commercial paper program, ¥129,000 million (U.S.$1,387 million) of which was unused as of March 31, 2010. The amount of capital raised through its commercial paper program has depended upon Komatsu’s financing needs, investor demand and market conditions, as well as the ratings outlook for Komatsu.

To fulfill Komatsu’s medium- to long-term funding needs, the Company has established a bond program under which it can issue up to ¥100,000 million (U.S.$1,075 million) of variable-term bonds. In addition, the Company, Komatsu Finance America Inc., Komatsu Europe Coordination Center N.V. and Komatsu Capital Europe S.A. have established a U.S.$1.2 billion Euro Medium Term Note (“EMTN”) program. As of March 31, 2010, the principal amount of bonds outstanding under the bond program was ¥60,000 million (U.S.$ 645 million) and the principal amount of notes outstanding under the EMTN program was ¥68,142 million (U.S.$733 million). The amount of capital raised through such programs has depended upon Komatsu’s financing needs, investor demand and market conditions, as well as the ratings outlook for Komatsu.
Komatsu has also established programs to securitize trade notes and accounts receivables for the purpose of accelerating the receipt of cash related to its finance receivables and diversifying its sources of funding. As of March 31, 2010, the balance of such off-balance sheet securitized receivables was ¥22,004 million (U.S.$237 million).
For additional information about the interest rate structure and maturity dates for these borrowings, see Note 12 to the Consolidated Financial Statements.
Fiscal 2010 Financial Position
Komatsu’s short-term debt as of March 31, 2010, which primarily consisted of short-term bank loans and commercial paper, decreased by ¥96,649 million from March 31, 2009 to ¥123,438 million (U.S.$1,327 million). Such short-term debt was used for working capital purposes.
Komatsu’s long-term debt as of March 31, 2010, including debt that is scheduled to mature as of March 31, 2011, increased by ¥83,173 million from March 31, 2009 to ¥462,941 million (U.S.$4,978 million). As of March 31, 2010, Komatsu’s long-term debt, excluding market value adjustment, consisted of (1) ¥231,848 million in loans from banks, insurance companies and other financial institutions, and so on, (2) ¥90,000 million in unsecured bonds, (3) ¥72,951 million in capital lease obligations and (4) ¥68,142 million in EMTN. Such long-term debt was used primarily for capital expenditures and long-term working capital needs. For information about the interest rate structure and maturity dates for these borrowings, see Note 12 to the Consolidated Financial Statements.
As a result, Komatsu’s interest-bearing debt as of March 31, 2010, including its capital lease obligations, decreased by ¥13,476 million from March 31, 2009 to ¥586,379 million (U.S.$6,305 million). Net interest-bearing debt after deducting cash and deposits as of March 31, 2010 also decreased by ¥6,430 million from March 31, 2009 to ¥502,818 million (U.S.$5,407 million). As a result, Komatsu’s net debt-to-equity ratio as of March 31, 2010 improved and was 0.60, compared to 0.62 as of March 31, 2009.

As of March 31, 2010, total current assets decreased by ¥63,118 million to ¥1,040,121 million (U.S. $11,184 million), while total current liability decreased by ¥90,541 million to ¥641,746 million (U.S. $6,900 million). As a result, the current ratio, which is calculated by dividing current assets by current liabilities, as of March 31, 2010, was 162.1%, which reflected an increase of 11.4 percentage points from the fiscal year ended March 31, 2009.
Based on expected cash flow from its operating activities, the available sources of funds and current cash and cash equivalent balances, Komatsu believes that it has sufficient means to satisfy its liquidity needs and future obligations.
Komatsu committed to make capital investments totaling approximately ¥4.7 billion (U.S.$51 million) as of March 31, 2010. With respect to the Construction, Mining and Utility Equipment operating segment, Komatsu plans to continue making investments to reorganize its production operations to put in place a more flexible production infrastructure that enables Komatsu to quickly adjust to market demands, and make investments in China and Asia where Komatsu anticipates further market growth. In addition, Komatsu plans to make investments to develop hybrid construction equipment and products that comply with the latest engine emission standards. With respect to the Industrial Machinery and Others operating segment, Komatsu plans to make investments to renew obsolete equipment and streamline its production operations.
Credit Ratings
The Company obtains credit ratings from three rating agencies: Standard and Poor’s Ratings Services (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”) and Rating and Investment Information, Inc. (“R&I”). As of March 31, 2010, the Company’s issuer ratings were as follows:
S&P: A (long-term)
Moody’s: A2 (long-term)
R&I: AA- (long-term), a-1+ (short-term)

C. Research and Development, Patents and Licenses, etc.
Komatsu is actively engaged in research and development activities for new technologies, new products and new services consistent with its commitment to provide “Quality and Reliability.” Komatsu’s research and development activities are conducted by various groups within Komatsu. With respect to the Construction, Mining and Utility Equipment operating segment, the Research Division and the Development Division as well as development centers that focus on construction, mining and utility equipment are involved in research and development activities. The Industrial Machinery Division and the technology departments of Komatsu’s subsidiaries and affiliates are responsible for research and development activities relating to the Industrial Machinery and Others operating segment.
The following table presents Komatsu’s research and development expenses for the fiscal years ended March 31, 2010, 2009 and 2008. Research and development expenses are recognized when incurred.

	Millions of yen			Millions of
	Fiscal Years Ended March 31,			U.S. dollars
R&D expenses	2010	2009	2008	2010
Construction, Mining and Utility Equipment	¥40,359	¥47,036	¥44,036	$434
Industrial Machinery and Others	6,090	6,700	5,637	65

Total	¥46,449	¥53,736	¥49,673	$499

Note:	From the fiscal year ended March 31, 2009, Komatsu reclassified its operating segments. Accordingly, the financial data for the fiscal years ended March 31, 2008 in the above table have been retrospectively adjusted to reflect the reclassification using the new operating segments.
The objectives of the research and development activities by operating segment for the fiscal years ended March 31, 2010, 2009 and 2008 are described below.
(1) Construction, Mining and Utility Equipment
In order to develop construction, mining and utility equipment that can be used in various parts of the world, Komatsu has established research and development centers in Japan and overseas and has encouraged joint research and development programs as well as personnel exchanges. With the goal of assisting its customers improve their productivity, Komatsu’s medium- and long-term research and development objectives are as follows: (1) to make advancements in the use of information and communication technology and (2) to increase the environmental friendliness of its products.
Komatsu has been engaged in the research and development of ICT, including remote management technology (which enables remote management of equipment by obtaining information regarding machine locations, operating conditions and vehicle health, using state-of-the-art remote sensing and telecommunication technologies), control technology and artificial intelligence. Equipment with control systems and management systems using these technologies has been rapidly penetrating the construction and mining equipment market. Komatsu is striving to achieve the complete automation of its equipment and is making advances to in the active use of ICT in its construction and mining equipment taking into consideration customer needs and preferences.

Komatsu has made advances in research and development relating to energy conservation, component recycling and reuse, and the evaluation of environmental loads through lifecycle assessment techniques based on the belief that it is possible to reduce environmental burdens while achieving economic efficiency. In particular, in recent years, Komatsu’s first priority in research and development has been to develop technology to reduce fuel consumption by its machines, which leads to both CO2 emission reduction and economic benefits to customers. For example, Komatsu introduced the world’s first hybrid hydraulic excavator (PC200-8 Hybrid) to the Japanese and Chinese markets. The hybrid excavator typically consumes about 25% less fuel at maximum levels as compared to conventional excavators and also emits lower levels of NOX and CO2. Komatsu is also developing new engines for its diesel-engine machines to meet the stringent clean-air standards that are to be phased in by Japan, the US and the EU starting in 2011. Komatsu is continuously seeking to develop new technology to meet stricter exhaust gas emission standards that are to become effective in the future. In addition, Komatsu is working to improve the working conditions for machine operators by improving safety measures and reducing noise and vibration levels of its machines.
(2) Industrial Machinery and Others
Research and development in the Industrial Machinery and Others operating segment is principally conducted in the fields of large presses (which was conducted by Komatsu Ltd. through the fiscal year ended March 31, 2010 and is now being conducted by Komatsu Industries Corporation), sheet-metal forging machines (which is conducted by Komatsu Industries Corporation), machine tools (which is conducted by Komatsu Machinery Corporation and Komatsu NTC Ltd.) and other industrial machinery (which is conducted by Komatsu Engineering Co., Ltd. and KELK Ltd.).
In the field of large size presses, Komatsu has been focused on developing functional enhancements to its AC servo presses to respond to the customers’ growing need to reduce production costs. With respect to sheet-metal machines, Komatsu Industrial Corporation in cooperation with the Komatsu Research Division has developed a 100Kw plasma power source having the world’s best output level. In addition, Komatsu Industrial Corporation has released the large size TWISTER type TFPL-Blade through which high-speed high precision cutting of mild steel up to 50mm thickness has become possible. Komatsu has also installed its KOMTRAX system as a standard feature on new small size AC servo presses, sheet-metal machines and Komatsu NTC’s LASER cutting machines.

With respect to machine tools, Komatsu Machinery Corporation has developed the largest crankshaft milling machine (GPM1600E) and a new milling machine for vehicle engine’s crankshaft (GPM250B-2).
In terms of other products, Komatsu Engineering Co. has made improvements to the precision of its Chip ID Marker. Komatsu believes that it is one of the leaders in the development and application of the LASER irradiation technology, which enables customers to physically write manufacturing history on the top surface of individual IC chips on the wafer. In addition, KELK Ltd. has promoted the research and development of high-performance temperature control equipment, high-performance thermoelectric module heat exchange units and micro thermo-modules for use in optical communications.
D. Trend Information
Construction, Mining and Utility Equipment Operating Segment
In the wake of the financial crisis triggered in the United States in September 2008, world economies went into recession, reducing the volume of global demand for construction equipment to half the size of its peak period recorded in April through June of 2008. While some world economies, such as China, Latin America and other developing countries in Asia that produce natural resources, showed signs of recovery during the fiscal year ended March 31, 2010 reflecting positive effects of the economic stimulus packages of their respective governments, the pace of economic recovery has been dull, bringing about a challenging overall business environment. However, Komatsu anticipates that growth in such economies will drive global demand for construction, mining and utility equipment upward.
In response to the recent drastic change in the business environment, Komatsu has implemented various structural reforms, such as reorganizing its production facilities on a global basis and consolidating its sales operations, decreased its inventories and reduced its fixed costs. Through these reforms, Komatsu has streamlined its corporate structure so that it is leaner yet stronger. As a result, Komatsu believes that it is well positioned to take advantage of the market recovery when global demand for construction, mining and utility equipment increases.
In the new mid-range management plan “Global Teamwork for Tomorrow,” Komatsu has positioned China, Asia, Oceania, Latin America, Africa and some other emerging countries as “Strategic Markets” and Japan, North America and Europe as “Conventional Markets.” In the next three-year period, Komatsu anticipates that annual demand for construction equipment will grow on average 16% for Strategic Markets and 10% for Conventional Markets. On a worldwide basis, Komatsu anticipates the demand for construction equipment will grow 14% in the next three-year period.

Industrial Machinery and Others Operating Segment
With more than half of the sales of this operating segment being dependent on the automobile manufacturing industry, this operating segment is substantially affected by capital investments made by automobile manufacturers. At present, major automobile manufacturers are continuing to cut back their capital investments. As a result, new orders are continuing to decrease in all businesses which belong to this operating segment, such as large presses, small- and medium-sized sheet metal and press machines, and machine tools. Since Komatsu expects the industrial machinery and other business environment to remain challenging, Komatsu has been working to reorganize its production facilities, such as closing its Komatsu Plant and transferring production to its Kanazawa Plant, in addition to continuing to decrease fixed costs. In order to further streamline the press business, develop new markets and expand business in China and other emerging economies, Komatsu has embarked on the process of integrating the development and service operations of its large press business into Komatsu Industries Corp. Because Komatsu anticipates growth in the solar cell market in light of the environmental friendliness of such products, Komatsu also has been working to enhance the product competitiveness of wire saws made by Komatsu NTC Ltd. as wire saws are used to manufacture solar cells. In addition, because Komatsu believes that its KOMTRAX system enables customers to operate equipment more efficiently and effectively by decreasing fuel use and maintenance expenses, Komatsu has commenced sales of industrial machinery, such as small and medium-sized presses, that are equipped with its KOMTRAX system as a standard feature.
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

E. Off-Balance Sheet Arrangements
Komatsu has several accounts receivable securitization programs, which are sources of capital for Komatsu. As of March 31, 2010, Komatsu had securitized accounts receivable of ¥22,004 million (U.S.$237 million) or approximately 3.5% of its total receivables as of that date.
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
Cash flows received for all securitization activities from the sale of trade notes and accounts receivable for the fiscal years ended March 31, 2010 and 2009 were ¥13,072 million (U.S.$141 million) and ¥243,495 million, respectively.
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
The components of securitized trade receivables and other assets managed together as of March 31, 2010 and 2009 were as follows:

	Millions of yen
	Fiscal Years Ended		Millions of
	March 31,		U.S. dollars
	2010	2009	2010
Total amount of trade receivables that are managed and securitized	¥635,610	¥595,968	$6,835
Assets transferred	(22,004)	(103,768)	(237)

Total amount of trade receivables on balance sheet	¥613,606	¥492,200	$6,598

A certain U.S. subsidiary’s retained interests, which are included in the recourse provisions, are subordinate to investors’ interests. The value of such U.S. subsidiary’s retained interests are estimated based on the present value of future expected cash flows, using certain key assumptions such as a weighted average life, prepayment speed over the life and expected credit losses over the life.
Commitments and Contingent Liabilities
As of March 31, 2010, Komatsu had ¥9,850 million (U.S.$106 million) of contingent liabilities with financial institutions for discounted and transferred receivables on a recourse basis.
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
For each guarantee issued, Komatsu is required to perform under such guarantee if the borrower defaults on a payment required to be made by the applicable contract’s terms. The contract terms range from 10 years to 30 years in the case of employees’ housing loans, and from 1 to 10 years in the case of loans borrowed by Komatsu’s affiliated companies and other companies. The maximum aggregate amount of undiscounted payments Komatsu would have had to make in the event that a payment default were to occur for these loans was ¥88,379 million (U.S.$950 million) as of March 31, 2010. The fair value of the liabilities recognized for Komatsu’s obligations as guarantor under these guarantees as of March 31, 2010 were believed to be insignificant by Komatsu’s management. Some of these guarantees were secured by collateral or insurance issued to the Company.
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

Komatsu also issues contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty costs for the fiscal years ended March 31, 2010 and 2009 are summarized below:

	Millions of yen		Millions of
	Fiscal Years Ended March 31,		U.S. dollars
	2010	2009	2010
Balance at beginning of year	¥28,256	¥31,890	$304
Addition	21,149	25,288	227
Utilization	(25,477)	(26,369)	(274)
Other	(170)	(2,553)	(2)

Balance at end of year	¥23,758	¥28,256	$255

F. Tabular Disclosure of Contractual Obligations
The following tables set forth Komatsu’s contractual obligations as of March 31, 2010.

	Millions of yen
	Cash payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Short-term debt obligations	¥123,438	¥123,438	¥—	¥—	¥—
Long-term debt obligations (excluding Capital lease obligations)	382,819	82,521	198,158	101,065	1,075
Capital (Finance) lease obligations	72,951	21,590	41,255	8,860	1,246
Operating lease obligations	13,426	4,783	4,847	1,719	2,077
Interest on interest-bearing debt (including Capital lease obligations)	14,836	8,664	5,033	1,113	26
Pension and other postretirement obligations	4,384	4,384	—	—	—

Total	¥611,854	¥245,380	¥249,293	¥112,757	¥4,424

	Millions of U.S. dollars
	Cash payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Short-term debt obligations	$1,327	$1,327	$—	$—	$—
Long-term debt obligations (excluding Capital lease obligations)	4,116	886	2,131	1,087	12
Capital (finance) lease obligations	784	232	444	95	13
Operating lease obligations	144	52	52	18	22
Interest on interest-bearing debt (including Capital lease obligations)	160	94	54	12	0
Pension and other postretirement obligations	47	47	—	—	—

Total	$6,578	$2,638	$2,681	$1,212	$47

Long-term debt obligations exclude market value adjustments of ¥7,171 million (U.S.$77 million).
Interest on interest-bearing debt is based on rates in effect as of March 31, 2010.
Pension and other postretirement obligations reflect contributions expected to be made during the year ending March 31, 2011 only, as the amounts of funding obligations beyond the next year are not yet determinable.
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

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Set forth below are the Directors and Corporate Auditors of the Company, their date of birth, current position with the Company, prior positions, the dates when they assumed such positions and other principal business activities performed outside the Company as of June 24, 2010. The Company’s senior management is comprised of all of the directors (excluding outside directors) listed below.
Board of Directors
Masahiro Sakane

Date of Birth:	Jan. 7, 1941
Director Since:	Jun. 1989
Current Positions:	Chairman of the Board and Director (since Jun. 2010)

Prior Positions:
Jun. 2007	Chairman of the Board and Representative Director
Jun. 2003	President, Representative Director and Chief Executive Officer
Jun. 2001	President and Representative Director
Jun. 1999	Executive Vice President and Representative Director
Jun. 1997	Executive Managing Director
Jun. 1994	Managing Director
Jun. 1989	Director
Jun. 1989	General Manager, Business Development Division
Apr. 1963	Joined the Company

Principal Business Activities outside the Company:
Outside Director of Nomura Holdings, Inc. Outside Director of Tokyo Electron Limited
Kunio Noji*

Date of Birth:	Nov. 17, 1946
Director Since:	Jun. 2001
Current Positions:	President, Representative Director and Chief Executive Officer (since Jun. 2007)

Prior Positions:
Apr. 2003	Director and Senior Executive Officer (Senmu)
Jun. 2001	Managing Director
Jun. 2000	Senior Executive Officer (Joumu)
Jun. 1999	Executive Officer
Jun. 1997	Director
Mar. 1997	General Manager, Information Systems Division
Apr. 1969	Joined the Company

Principal Business Activities outside the Company:
None

Yoshinori Komamura*

Date of Birth:	Feb. 20, 1948
Director Since:	Jun. 2005
Current Positions:	Executive Vice President and Representative Director (since Jun. 2010) President of Construction and Mining Equipment Marketing Division (since Apr. 2005)

Prior Positions:
Apr. 2007	Senior Executive Officer (Senmu)
Jun. 2005	Director
Apr. 2005	Senior Executive Officer (Joumu)
Jun. 1999	President and Representative Director of Komatsu Europe International N.V.
Apr. 1970	Joined the Company

Principal Business Activities outside the Company:
None
Yasuo Suzuki*

Date of Birth:	Jan. 28, 1948
Director Since:	Jun. 2004
Current Positions:	Director (since Jun. 2004)
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
Supervising Investor Relations (since Apr. 2010)

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
Senior Executive Officer (Joumu) (since Apr. 2008)
President of Production Division (since Apr. 2007)
Supervising Production and e-KOMATSU (since Apr. 2007)

Prior Positions:
Apr. 2007	Executive Officer
Oct. 1998	General Manager of Planning & Coordination Dept. of Awazu Plant, Production Division
Apr. 1977	Joined the Company

Principal Business Activities outside the Company:
None

Kensuke Hotta

Date of Birth:	Oct. 12, 1938
Director Since:	Jun. 2008
Current Position:	Outside Director (since Jun. 2008)

Prior Positions (outside the Company):
Dec. 2008	Chairman and Representative Director of Greenhill & Co. Japan Ltd. (current position)
Dec. 2007	Senior Advisor of Morgan Stanley Japan Securities Co., Ltd. (now known as Morgan Stanley MUFG Securities Co., Ltd.)
Oct. 2007	Chairman and Representative Director of Hotta Partners Inc. (current position)
Apr. 2006	Chairman and Representative Director of Morgan Stanley Japan Securities Co., Ltd. (now known as Morgan Stanley MUFG Securities Co., Ltd.)
Jan. 2001	Chairman of Morgan Stanley Japan Limited
Jun. 1997	Deputy President and Representative Director of the Sumitomo Bank, Ltd. (now known as Sumitomo Mitsui Banking Corporation, hereinafter the “Bank”)
Oct. 1992	Senior Managing Director and Representative Director of the Bank
Oct. 1990	Managing Director of the Bank
Jun. 1987	Director of the Bank
Apr. 1962	Joined the Bank

Principal Business Activities outside the Company:
Chairman and Representative Director of Greenhill & Co. Japan Ltd.
Chairman and Representative Director of Hotta Partners Inc.
Outside Corporate Auditor of Mitsui O.S.K. Lines, Ltd.
Outside Corporate Auditor of SEIREN CO., LTD.
Noriaki Kano

Date of Birth:	Apr. 29, 1940
Director Since:	Jun. 2008
Current Position:	Outside Director (since Jun. 2008)

Prior Positions (outside the Company):
Jun. 2006	Professor Emeritus at Tokyo University of Science (current position)
Oct. 1982	Professor at Faculty of Engineering, Tokyo University of Science

Principal Business Activities outside the Company:
Professor Emeritus at Tokyo University of Science

Kouichi Ikeda

Date of Birth:	Apr. 21, 1940
Director Since:	Jun. 2010
Current Position:	Outside Director (since Jun. 2010)

Prior Positions (outside the Company):
Mar. 2010	Corporate Advisor of Asahi Breweries, Ltd. (current position)
Mar. 2006	Chairman of the Board and Chief Executive Officer of Asahi Brewers, Ltd.
Jan. 2002	President and Chief Operating Officer of Asahi Brewers, Ltd.
Mar. 2001	Senior Managing Director and Senior Managing Executive Officer of Asahi Brewers, Ltd.
Mar. 2000	Senior Managing Executive Officer of Asahi Brewers, Ltd.
Mar. 1999	Senior Managing Director of Asahi Brewers, Ltd.
Mar. 1997	Managing Director of Asahi Brewers, Ltd.
Mar. 1996	Director of Asahi Brewers, Ltd.
Apr. 1963	Joined Asahi Brewers, Ltd.

Principal Business Activities outside the Company:
None
Corporate Auditors
Masaji Kitamura

Date of Birth:	Aug. 19, 1947
Corporate Auditor Since:	Jun. 2008
Current Positions:	Corporate Auditor (Full Time) (since Jun. 2008)

Prior Positions:
Apr. 2007	Senior Executive Officer (Joumu)
Apr. 2005	President of Construction and Mining Equipment Strategy Division
Apr. 2003	Executive Officer
Jun. 1994	President of Procurement Division of Osaka Plant, Construction Equipment Division
Apr. 1971	Joined the Company

Principal Business Activities outside the Company:
None

Kyoji Torii

Date of Birth:	Sep. 5, 1951
Corporate Auditor Since:	Jun. 2009
Current Positions:	Corporate Auditor (Full Time) (since Jun. 2009)

Prior Positions:
Jun. 2009	Assistant to Corporate Auditor
Jun. 2007	General Manager of Planning & Administration Dept., Defense Systems Division
Jun. 1999	General Manager of Affiliated Companies Dept.
Apr. 1974	Joined the Company

Principal Business Activities outside the Company:
None
Makoto Okitsu

Date of Birth:	Dec. 2, 1939
Corporate Auditor Since:	Jun. 2006
Current Position:	Outside Corporate Auditor (since Jun. 2006)

Prior Positions (outside the Company):
Jun. 2008	Advisor of Teijin Limited (current position)
Jun. 2006	Chairman and Director of Teijin Limited
Jun. 2005	Chairman and Director of Nabtesco Corporation
(previously known as Teijin Seiki Co., Ltd.)
Jun. 2005	Chairman and Representative Director of Teijin Limited
Jun. 2004	Director of Teijin Limited
Sep. 2003	President and Representative Director of Nabtesco Corporation
Jun. 1999	Director of Teijin Limited
Jun. 1998	President and Representative Director of Teijin Seiki Co., Ltd.
Jun. 1996	Managing Director of Teijin Seiki Co., Ltd.
Jun. 1994	Director of Teijin Seiki Co., Ltd.
Apr. 1963	Joined Teijin Limited

Principal Business Activities outside the Company:
Advisor to Teijin Limited

Hiroyuki Kamano

Date of Birth:	Jul. 21, 1945
Corporate Auditor Since:	Jun. 2007
Current Position:	Outside Corporate Auditor (since Jun. 2007)

Prior Positions (outside the Company):
Oct. 1988	Partner of the Kamano Sogo Law Offices
Apr. 1981	Registered as attorney-at-law (bengoshi)
Dec. 1978	Retired from the Ministry of Foreign Affairs
Apr. 1971	Entered the Ministry of Foreign Affairs

Principal Business Activities outside the Company:
Partner (attorney-at-law) of Kamano Sogo Law Offices Outside Director of Sumitomo Life Insurance Company
Kunihiro Matsuo

Date of Birth:	Sep. 13, 1942
Corporate Auditor Since:	Jun. 2009
Current Position:	Outside Corporate Auditor (since Jun. 2009)

Prior Positions (outside the Company):
Sep. 2006	Registered as attorney-at-law (bengoshi)
Jun. 2006	Retired from the position of Prosecutor-General of Supreme Public Prosecutors Office
Jun. 2004	Prosecutor- General of Supreme Public Prosecutors Office
Sep. 2003	Superintending Prosecutor of Tokyo High Public Prosecutors Office
May 1998	Prosecutor of Supreme Public Prosecutors Office
Apr. 1988	Counsellor of Minister’s Secretariat, Ministry of Justice
Apr. 1968	Appointed as Prosecutor of Tokyo District Public Prosecutors Office

Principal Business Activities outside the Company:
Attorney-at-Law
Outside Director of Asahi Glass Co., Ltd.
Outside Director of Tokyo Stock Exchange Group, Inc.
Outside Corporate Auditor of Toyota Motor Corporation
Outside Corporate Auditor of Mitsui & Co., Ltd.
Outside Corporate Auditor of Sompo Japan Insurance Inc.

Notes:
1)	Directors Kensuke Hotta, Noriaki Kano and Kouichi Ikeda satisfy the requirements for outside director set forth in Article 2, Item 15 of the Corporation Act of Japan.

2)	Corporate auditors Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo satisfy the requirements for outside corporate auditors set forth in Article 2, Item 16 of the Corporation Act of Japan.

3)	The Company determined that Directors Kensuke Hotta, Noriaki Kano and Kouichi Ikeda satisfy the definition of Independent Director and Corporate Auditors Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo satisfy the definition of Independent Corporate Auditor as set forth by the Tokyo Stock Exchange and the Osaka Stock Exchange, and have notified each such Exchanges of such designation.

4)	The Company introduced an executive officer system in June 1999. As of June 24, 2010, the Company has 31 officers including 6 persons simultaneously holding the position of director. Such persons have been marked with an asterisk in the above table.

5)	There are no family relationships between any of the directors or corporate auditors of the Company.

6)	There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the directors or corporate auditors of the Company were selected as a director or member of senior management.
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

The Company’s Board of Directors meets every month, discusses and adopts resolutions concerning important matters and determines management policies of Komatsu. The Company’s Board of Directors also closely supervises and monitors the performance of management duties by representative and other directors. Three outside directors, each of whom satisfy the requirements for independence as set forth under the listed company rules of the Tokyo Stock Exchange and the Osaka Securities Exchange, have been appointed to the Company’s Board of Directors (which consisted of ten persons as of March 31, 2010) to enhance management transparency and objectivity.
With respect to corporate auditors (which consisted of five persons as of March 31, 2010), Komatsu has consistently made sure that at least half of them are outside corporate auditors. Currently, all three outside corporate auditors also satisfy the requirements for independence as set forth under the listed company rules of the Tokyo Stock Exchange and the Osaka Securities Exchange. Each corporate auditor attends the Company’s Board of Directors meetings and other important meetings and audits the performance of duties by directors. The Board of Corporate Auditors of the Company performs such audit functions by meeting every month, determines audit policies, establishes scope of responsibilities and accountability and receives periodic status update reports from the directors as to the performance of his or her management duties. The Company has established the Office of Auditors’ Staff and assigned 5 employees who work as full-time and part-time assistants to the corporate auditors.
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
B. Compensation
In an effort to maintain an objective and transparent remuneration system, the policy and levels of remuneration for Directors and Corporate Auditors of the Company are deliberated by the Compensation Advisory Committee, which consists of four external members (two Outside Corporate Auditors, one Outside Director and one outside expert) and one internal member. Taking its recommendations into consideration, the remuneration for Directors is determined by the Board of Directors and the remuneration for Corporate Auditors is determined by discussions amongst the Corporate Auditors. Such remuneration for Directors and Corporate Auditors must be within the aggregate remuneration limits approved at a meeting of the shareholders. After such remuneration for Directors and Corporate Auditors are determined by the Board of Directors and Corporate Auditors, respectively, the determined remuneration is subject to approval at the general meeting of shareholders in accordance with the Corporation Act of Japan.
With regards to remuneration levels, comparison of other key, globally active manufacturers in Japan is made by the Compensation Advisory Committee and is reflected in its recommendations.
The remuneration for Directors is composed of a fixed, monthly remuneration and a variable remuneration linked to Komatsu’s consolidated performance and stock price fluctuations. The variable remuneration consists of the annual bonus, reflecting business results, and stock options, granted to give Directors the same perspective on earnings as shareholders, both of which have the purpose of motivating the Directors to manage the Company with the goal of enhancing corporate value.
Taking the recommendations of the Compensation Advisory Committee into consideration, at a meeting of the Board of Directors held on April 27, 2010, the Board of Directors approved the following revisions and parameters to the Company’s variable remuneration system for Directors. The variable remuneration for Directors is linked to Komatsu’s consolidated performance as measured by Komatsu’s consolidated return-on-equity and return-on-asset performance indicators, subject to certain adjustment indicators for growth and segment profit margins as set forth in further detail in the below table. The variable remuneration can range from 0% up to a maximum of 60% of the total annual remuneration paid to Directors. Two-thirds of the total amount of the variable remuneration is expected to be paid out in the form of cash bonuses, and the remaining one-third in the form of stock-based remuneration. In the event that the variable remuneration is 0%, only the fixed, monthly remuneration will be paid out to Directors.

	Indicator	Ratio
Basic Indicators	Consolidated ROE (Net income attributable to Komatsu Ltd. divided by Komatsu Ltd. shareholders’ equity)	70%
	Consolidated ROA (Income before income taxes and equity in earnings of affiliated companies divided by total assets)	30%
Adjustment Indicators	Adjustment according to growth rate of consolidated sales and profit margin of segment	—
The remuneration for Corporate Auditors only consists of a fixed, monthly remuneration. This remuneration arrangement is designed to support their independent position, with authority to audit the execution of duties by the Directors and without being influenced by changes in the corporate performance of the Company.
The aggregate compensation, including bonuses and stock options, paid by the Company for the fiscal year ended March 31, 2010 to all directors and corporate auditors for services in all capacities, was ¥723 million. The breakdown of the compensation is set forth below.

		Amount of
	Number of	Remuneration paid
Remuneration	Persons Paid	(Millions of Yen)	Reference
Directors	12	613	Including bonuses and stock options
(Outside Directors included above)	(3)	(67)
Corporate Auditors	7	110	—
(Outside Corporate Auditors included above)	(4)	(40)

Total	19	¥723	—
(Outside Directors and Outside Corporate Auditors included above)	(7)	¥(107)

Below are the names, titles and amounts of remuneration paid to persons by the Company whose remuneration (including bonuses and stock options) equaled or exceeded ¥100 million for the fiscal year ended March 31, 2010.
(Millions of Yen)

				Non-Monetary
	Monetary Remuneration			Remuneration, Etc.	Total Amount of
Name and Title	Salary	Bonus	Total	Stock Options	Remuneration Paid
Masahiro Sakane, Chairman of the Board and Director	79	13	92	28	120
Kunio Noji, President Representative Director and Chief Executive Officer	86	14	101	28	129

Notes:

1)	The remuneration value for Stock Options included in the “Total Amount of Remuneration Paid” is the amount that has been recorded by the Company from an accounting perspective as “Non-Monetary Compensation, etc.” for the fiscal year ended March 31, 2010. More specifically, each of the above persons have been granted the right to subscribe for or purchase 44,000 shares of common stock of the Company (at an exercise price per share of ¥1,729). In accordance with the Accounting Standards Board of Japan Statement No. 8 Accounting Standard for Share-based Payment, the remuneration value for Stock Options that has been recorded by the Company from an accounting perspective for the fiscal year ended March 31, 2010 has been calculated by multiplying the fair value per share (¥643 per share) as of the grant date (September 1, 2009) by the number of shares granted.

2)	The retirement allowance system for directors and corporate auditors has been abolished as of June 2007.

3)	The figures in the above table have been rounded to the nearest Yen one million. Accordingly, the amounts do not necessarily add up to figures provided under “Monetary Remuneration — Total” or “Total Amount of Remuneration Paid.”
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
Retirement Allowance
At the ordinary general meeting of shareholders held on June 22, 2007, a resolution was passed to abolish the retirement benefit system for directors and corporate auditors and to pay each director and corporate auditor the amount of retirement benefits for the period of service up to June 22, 2007 at the time of their respective retirement. Accordingly, Komatsu did not make any provision for retirement allowance for the fiscal year ended March 31, 2010 and will not make any provision for retirement allowance in the future.
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

At the 138th ordinary general meeting of shareholders held on June 22, 2007, the shareholders approved the establishment of the maximum limit of ¥360 million for the yearly remuneration for directors of the Company in the form of stock options (of which no more than ¥50 million is allocated for outside directors). Within this maximum limit, the Company may issue Stock Acquisition Rights as stock options upon resolution of the Board of Directors. The maximum number of Stock Acquisition Rights to be issued on a date within one year from the day of the ordinary general meeting of shareholders of the respective fiscal year is 239 units (of which a total number of 33 units is allocated for outside directors). The maximum number of shares of common stock of the Company subject to Stock Acquisition Rights is 239,000 shares (of which 33,000 shares are allocated for outside directors).
During the fiscal year ended March 31, 2010, the Company granted to its Directors 239 Stock Acquisition Rights conferring the right to purchase a total number of 239,000 shares of common stock of the Company. The exercise price for these Stock Acquisition Rights granted as of September 1, 2009 was ¥1,729 per share. These Stock Acquisition Rights are exercisable from September 1, 2010 to August 31, 2017.
At the 141st ordinary general meeting of shareholders held on June 23, 2010, the shareholders approved the establishment of the maximum limit of ¥360 million for the yearly remuneration for directors of the Company in the form of stock options (of which no more than ¥50 million is allocated for outside directors). Within this maximum limit, the Company may issue Stock Acquisition Rights as stock options upon resolution of the Board of Directors. The maximum number of Stock Acquisition Rights to be issued on a date within one year from the day of the ordinary general meeting of shareholders of the respective fiscal year is 2,390 units (of which a total number of 330 units is allocated for outside directors). The maximum number of shares of common stock of the Company subject to Stock Acquisition Rights is 239,000 shares (of which 33,000 shares are allocated for outside directors).
For additional information regarding the stock acquisition rights granted to Directors and certain employees of the Company and Directors of its subsidiaries during the fiscal year ended March 31, 2010, see Item 6.E. “Share Ownership.”
C. Board Practices
All directors and corporate auditors are elected at a general meeting of shareholders. Directors serve a one year term and corporate auditors serve a four year term pursuant to the Company’s Articles of Incorporation. However, a director or a corporate auditor may serve any number of consecutive terms.

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
The Company does not have a remuneration committee but does have a Compensation Council that is composed of a majority of external experts as noted in Item 6.A. “Corporate Governance.”
None of the directors have entered into service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.
For additional information regarding director compensation, see Item 6.B. “Compensation.”
D. Employees
The following table shows the number of employees of the Company by operating segment as of March 31, 2010, 2009 and 2008.
Number of employees by operating segment

	As of March 31,
	2010	2009	2008
Construction, Mining and Utility Equipment	33,766	34,986	34,549
	(3,926)	(7,354)	(7,408)
Industrial Machinery and Others	4,180	4,340	4,251
	(901)	(1,395)	(1,108)
Corporate	572	529	467
	(113)	(92)	(72)

Total	38,518	39,855	39,267
	(4,940)	(8,841)	(8,588)

Notes:

1)	The numbers in parentheses refer to the average number of temporary employees during the relevant fiscal year ended March 31, which are not included in the number of employees.

2)	The number of employees under “Corporate” refers to employees working for administrative departments who cannot be classified into the two operating segments.

3)	The number of employees as of March 31, 2010 decreased by 1,337 as compared to the number as of March 31, 2009. This decrease was due primarily to the reduction of production volume and structural reforms of Komatsu’s production and sales operations.

4)	Starting with the fiscal year ended March 31, 2009, Komatsu reclassified the forklift truck business of Komatsu Utility Co., Ltd. and the businesses of Komatsu Logistics Corp. (both of which were formerly in the Industrial Machinery, Vehicles and Others operating segment) so that such businesses are part of Komatsu’s construction and mining equipment business, and accordingly, changed its operating segments by renaming the Construction and Mining Equipment operating segment as the Construction, Mining and Utility Equipment operating segment and the Industrial Machinery, Vehicles and Others operating segment as the Industrial Machinery and Others operating segment. As a result of this reclassification, the numbers for the fiscal years ended March 31, 2008 in the above table have been retrospectively reclassified using the new operating segments.
The Company has a labor contract with the Komatsu Labor Union covering conditions of employment. This contract, which provides that all employees except management and certain other enumerated personnel must become union members, has been renegotiated every two years and its present term runs until September 2010. The employees of the Company’s principal Japanese subsidiaries are covered by separate labor contracts between such subsidiaries and the unions representing their employees. These contracts contain provisions generally similar to those contained in the Company’s contract with the Komatsu Labor Union. Certain overseas employees of the Company and subsidiaries are also covered by labor contracts between their employer and unions in the relevant locale representing the employees.
Management and the Komatsu Labor Union have negotiations and meetings on a regular basis in order to discuss various issues and share concerns relating to the financial condition of Komatsu. The Company believes that management has a good relationship with the Komatsu Labor Union.

E. Share Ownership
The following table sets forth the number of shares owned by the directors and corporate auditors of the Company as of May 31, 2010.

		Number of
		shares held
Name	Position	(in thousands)
Masahiro Sakane	Chairman of the Board, Director	102
Kunio Noji	President, Representative Director	73
Yoshinori Komamura	Executive Vice President, Representative Director	28
Yasuo Suzuki	Director	24
Kenji Kinoshita	Director	36
Masao Fuchigami	Director	15
Tetsuji Ohashi	Director	20
Kensuke Hotta	Director	1
Noriaki Kano	Director	6
Kouichi Ikeda	Director	—
Masaji Kitamura	Corporate Auditor (Full time)	10
Kyoji Torii	Corporate Auditor (Full time)	17
Makoto Okitsu	Corporate Auditor	—
Hiroyuki Kamano	Corporate Auditor	3
Kunihiro Matsuo	Corporate Auditor	—

Total		338

Note:	The number of shares for each director and corporate auditor are rounded down. Accordingly, the sum of the amounts indicated in the “Number of shares held (in thousands)” column may not add up to the figure provided as the “Total.”
The following table sets forth the number of Stock Acquisition Rights granted by the Company to Masahiro Sakane and Kunio Noji for the execution of their respective duties as of March 31, 2010.

		Number of Stock	Exercise Price
Name	Grant Date	Acquisition Rights	(Yen per Share)	Expiration Date
Masahiro Sakane	08/01/2006	64	2,325	07/31/2014
	09/03/2007	44	3,661	08/31/2015
	09/01/2008	34	2,499	08/31/2016
	09/01/2009	44	1,729	08/31/2017
Kunio Noji	08/01/2006	37	2,325	07/31/2014
	09/03/2007	44	3,661	08/31/2015
	09/01/2008	34	2,499	08/31/2016
	09/01/2009	44	1,729	08/31/2017

Note:	Stock Acquisition Rights grant the right to subscribe for or purchase shares of common stock of the Company. The number of shares of common stock that can be subscribed for or purchased with one Stock Acquisition Right is 1,000 shares.

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
As noted in Item 6.B. “Compensation,” during the fiscal year ended March 31, 2010, directors of the Company were granted 239 Stock Acquisition Rights (conferring the right to purchase a total number of 239,000 shares of common stock of the Company), and the exercise price for these Stock Acquisition Rights granted as of September 1, 2009 was ¥1,729 per share. These Stock Acquisition Rights are exercisable from September 1, 2010 to August 31, 2017.
Pursuant to approval by the shareholders at the ordinary general meeting of shareholders, certain employees of the Company and directors of major subsidiaries of the Company were granted in the aggregate 403 Stock Acquisition Rights (conferring the right to purchase a total number of 403,000 shares of common stock of the Company) during the fiscal year ended March 31, 2010. The exercise price for these Stock Acquisition Rights granted as of September 1, 2009 was ¥1,729 per share. These Stock Acquisition Rights are exercisable from September 1, 2010 to August 31, 2017.
At the 141st ordinary general meeting of shareholders held on June 23, 2010, it was approved that the Company grant no more than 558 Stock Acquisition Rights (conferring the right to purchase a total number of 55,800 shares of common stock of the Company) as stock options to employees of the Company and directors of major subsidiaries of the Company. At such ordinary general meeting of shareholders, the Company’s Board of Directors was given the authority to issue such Stock Acquisition Rights as stock options to employees of the Company and directors of major subsidiaries of the Company as it deems appropriate.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table shows the number of the Company’s shares held by the 10 major shareholders of the Company and their ownership percentage as of March 31, 2010.
Major Shareholders as of March 31, 2010

	Number of Shares Held	Percentage
Name of Major Shareholders	(in thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	51,931	5.19
Taiyo Life Insurance Company	42,000	4.20
The Master Trust Bank of Japan, Ltd. (Trust Account)	39,468	3.95
Nippon Life Insurance Co.	33,283	3.33
JPMorgan Chase Bank 380055	23,344	2.33
State Street Bank and Trust Company	22,950	2.29
CBNY-IVY Funds Inc Asset Strategy Fund	20,661	2.06
Sumitomo Mitsui Banking Corporation	17,835	1.78
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	16,818	1.68
NIPPONKOA Insurance Co., Ltd.	13,962	1.39

Total of Top 10 Shareholders	282,255	28.26

Notes:

1)	The figures for each shareholder are rounded. Accordingly, the sum of the amounts indicated in each column does not necessarily add up to the figures provided as “Total of Top 10 Shareholders.”

2)	30,157 thousand shares of treasury stock held by the Company are excluded from the Major Shareholders list above.

3)	Shares held by the Japan Trustee Services Bank, Ltd. and The Master Trust Bank of Japan, Ltd. are held through trusts.
To the best knowledge of the Company, no significant change has occurred in the ownership percentage of the major shareholders listed above during the past three years except for the following changes in ownership as of March 31, 2010 as compared to March 31, 2009: (1) the increase of State Street Bank and Trust Company’s ownership percentage to 2.29% from 0.87%, CBNY-IVY Funds Inc Asset Strategy Fund’s ownership percentage to 2.06% from 0.0%, and (2) the decrease of Japan Trustee Services Bank, Ltd. (Trust Account 4G)’s ownership percentage to 0.0% from 4.91%, Japan Trustee Services Bank, Ltd. (Trust Account) ’s ownership percentage to 5.19% from 6.29%, The Master Trust Bank of Japan, Ltd. (Trust Account) ’s ownership percentage to 3.95% from 5.17%.
The Company’s major shareholders are not entitled to any voting rights that are not provided to the other shareholders.
As of March 31, 2010, 19.4% of the shares of common stock issued (998,744,060 shares) were held of record by 212 residents of the United States.
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

B. Related Party Transactions
In the ordinary course of business, Komatsu purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. Komatsu regularly has trade accounts and other receivables payable by, and accounts payable to, its affiliates accounted for by the equity method. Furthermore, Komatsu has made loans to or received borrowings from its affiliates accounted for by the equity method for the fiscal year ended March 31, 2010. Komatsu believes all of these transactions with, and loans to and borrowings from, its affiliates accounted for by the equity method to be arms-length transactions. In addition, Komatsu does not consider the amounts of these transactions with, or loans to or borrowings from, its affiliates accounted for by the equity method to be material to its business.
For additional information, see Note 8 to the Consolidated Financial Statements included elsewhere in this report.
C. Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
See the Consolidated Financial Statements and Notes to the Consolidated Financial Statements included in the Company’s Financial Report to Shareholders for the fiscal year ended March 31, 2010 attached hereto.
Legal Proceedings
Komatsu is involved in certain legal actions and claims arising out of the ordinary course of its business. It is the opinion of Komatsu’s management and its legal counsel that such litigation and claims will be resolved without any material effect on Komatsu’s financial position or profitability.
Dividend Policy
The Company makes effort to provide steady dividend payments, taking into consideration the consolidated business results in determining the amount of profit to redistribute. The Company’s goal is to provide a consolidated dividend payout ratio of 20% or higher and the Company maintains a policy of not decreasing dividends as long as the consolidated payout ratio does not surpass 40%. The Company distributes dividends twice a year (i.e., year-end dividends and interim dividends). The resolutions for the distributions of year-end dividends and of interim dividends are adopted at the ordinary general meeting of shareholders and at the meeting of the Board of Directors. For the fiscal year ended March 31, 2010, the Company set interim dividends of ¥8.0 per share, and year-end dividends of ¥8.0 per share, for a total annual per share dividend of ¥16.0.

Any retained earnings will be used to expand Komatsu’s business and to strengthen its business bases by making effective investments to further globalize its operations and to develop and introduce new products using the technologies in which Komatsu enjoys technological advantages.
The Company may distribute interim dividends pursuant to Article 454, Paragraph 5 of the Corporation Act of Japan. Under the Articles of Incorporation of the Company, the Company may distribute interim dividends upon adoption of resolutions by the Board of Directors. The record date for interim dividends is September 30 of each year.
B. Significant Changes
No significant change has occurred since the date of the Company’s annual financial statements.
Item 9. The Offer and Listing
A. Offer and Listing Details
The shares of common stock of the Company have been listed on the Tokyo Stock Exchange (“TSE”) and the Osaka Stock Exchange in Japan since May 1949.
In the United States, the Company’s American Depositary Shares (“ADSs”) are traded over-the-counter in the form of ADRs and are issued and exchanged by The Bank of New York Mellon in New York as the depositary. The Bank of New York Mellon replaced Citibank, N.A. as depositary on September 29, 2008. During the fiscal year ended March 31, 2010, the Company changed the ratio of its ADSs. Prior to February 16, 2010, each ADS represented four shares of the Company’s common stock. On and after February 16, 2010, each ADS represents one share of the Company’s common stock.
As of March 31, 2010, 968,039,976 shares were outstanding out of a total of 998,744,060 shares of common stock issued. This incorporates 16,818,060 ADSs (equivalent to 16,818,060 shares of common stock when using the current ratio of one ADS representing one common stock, or approximately 1.7% of the total number of shares of common stock outstanding) held by 18 registered ADR holders.

The following table sets forth the reported high and low sales prices of the Company’s stock on the TSE and the reported high and low sales prices of ADSs for the periods indicated.

	TSE		ADS
	(Japanese Yen)		(U.S. dollars)
Period	High	Low	High	Low

Annual highs and lows
The fiscal year ended March 31, 2006	2,255	715	19.06	6.72
The fiscal year ended March 31, 2007	2,870	1,857	23.80	16.60
The fiscal year ended March 31, 2008	4,090	2,175	34.68	20.68
The fiscal year ended March 31, 2009	3,440	702	32.62	8.18
The fiscal year ended March 31, 2010	2,099	1,090	22.93	11.25

Quarterly highs and lows
The fiscal year ended March 31, 2009
1st quarter	3,440	2,600	32.62	26.06
2nd quarter	3,050	1,603	28.31	15.00
3rd quarter	1,730	702	15.87	8.18
4th quarter	1,323	897	13.89	9.60

The fiscal year ended March 31, 2010
1st quarter	1,621	1,090	16.57	11.25
2nd quarter	1,808	1,286	20.00	14.01
3rd quarter	1,962	1,565	21.45	17.43
4th quarter	2,099	1,683	22.93	19.13

Monthly highs and lows
December 2009	1,962	1,691	21.45	20.01
January 2010	2,099	1,778	22.93	19.93
February 2010	1,862	1,683	21.00	19.13
March 2010	1,989	1,765	21.75	19.85
April 2010	2,023	1,801	21.53	19.25
May 2010	1,851	1,588	20.60	17.50

Note:	During the fiscal year ended March 31, 2010, the Company changed the ratio of common stock represented by ADSs. Prior to February 16, 2010, each ADS represented four shares of the Company’s common stock. On and after February 16, 2010, each ADS represents one share of the Company’s common stock. The high and low sales prices set forth in the above table prior to March 2010 have been revised by dividing the actual sales price that were reported using the ratio of one ADS to four common stock (the ratio that was in effect prior to March 2010) by four.

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
With respect to directors’ compensation, the Corporation Act of Japan requires that, unless otherwise specified in the Articles of Incorporation (which specification does not exist in the case of the Company), the amount (if a fixed amount is payable), the calculation method (if the amount is unfixed) or the substance (in the case of non-cash benefits) of directors’ compensation shall be determined at a general meeting of shareholders (Art. 361, Paragraph 1). The Board of Directors of the Company may determine the other details of their compensation in accordance with what are determined by a general meeting of shareholders as above.
The Corporation Act of Japan provides that the incurrence by a company of a significant amount of borrowings from a third party needs approval of the company’s board of directors (Art. 362, Paragraph 4, Item 2). The Company’s Regulations of the Board of Directors contain corresponding provisions. (The Articles of Incorporation of the Company have no specific provisions as to a borrowing power exercisable by the directors.) There is no mandatory retirement age for Directors under the Corporation Act of Japan, the Articles of Incorporation or the Regulations of the Board of Directors of the Company. There is no requirement concerning the number of shares an individual must hold in order to qualify as a Director of the Company under the Corporation Act of Japan, the Articles of Incorporation nor the Regulations of the Board of Directors of the Company.
IV. Common Stock
Set forth below is information relating to the Company’s shares of common stock, including brief summaries of the relevant provisions of its Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Corporation Act of Japan and related legislation.

General
The Company’s authorized share capital is 3,955,000,000 shares, of which 998,744,060 shares were issued as of May 31, 2010. Under the Corporation Act of Japan and the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks and Other Securities (including regulations promulgated thereunder; the “Book-Entry Law”), the listed companies issue no share certificates and any share certificates of such companies are invalid after January 5, 2009, though the holder of the share certificates may have applied for registration through certain procedure until January 5, 2010. Shares of such companies must be registered, and are transferable by an agreement between the transferor and the transferee but such transfer may not be asserted against a third party without its registration. In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on the shareholder register under the Corporation Act of Japan and the Book-Entry Law, in accordance with the Company’s Share Handling Regulations.
A holder of shares must register its shares in the transfer account of the Japan Securities Depository Center, Inc. (hereinafter referred to as “JASDEC”) or the account management institutions of the securities companies, etc. at which shareholders have established transfer accounts (hereinafter referred to as the “Securities Companies”). Modification of entries in the shareholders’ register shall be generally made through notifications from JASDEC, including notifications and the like for all shareholder information (excluding such notices as set forth in Art. 154, Paragraph 3 of the Book-Entry Law). A shareholder shall place his/her name and address etc. on file through Securities Companies and JASDEC, as prescribed by JASDEC. If a shareholder resides in a foreign country, he/she or his/her statutory agent shall appoint a standing proxy in Japan or specify a place in Japan to receive notices, and shall place the name or title and address of the standing proxy and the place to receive notice on file through Securities Companies and JASDEC, as prescribed by JASDEC.
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

Rights of Shareholders
•Dividends from Surplus
Under the Corporation Act of Japan, a joint stock corporation can make distribution of dividends from surplus to its shareholders (or pledgees) by the resolution of its shareholders’ meeting anytime. Under the Company’s Articles of Incorporation, it is only stipulated that the record date of year-end dividends shall be March 31 of each year, but it does not prevent the Company from making distribution of dividends from surplus based on other record dates. In addition, under the Corporation Act of Japan, a joint stock corporation can stipulate in its Articles of Incorporation, that it may distribute interim dividends to its shareholders (or pledgees) once per business year by resolution of its Board of Directors. Under the Company’s Articles of Incorporation, the Company may, by resolution of the Board of Directors, distribute interim dividends, on the record date of which is September 30 in each year. Furthermore, under the Corporation Act of Japan, the Company can stipulate that if the length of term of office of its directors is not longer than one (1) year, it can stipulate that it can basically (i.e., other than the cases where its non-consolidated annual financial statements and certain documents relating to the latest fiscal year do not present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice) make distribution of dividends from surplus to its shareholders (or pledgees) by the resolution of its Board of Directors in its Articles of Incorporation. The Company has not stipulated such clauses in its Articles of Incorporation.
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

•Stock Splits
The Corporation Act of Japan permits the Company, by resolution of its Board of Directors, to make stock splits, regardless of the value of net assets (as appearing in its latest non-consolidated balance sheet) per share.
Under the Corporation Act of Japan, by resolution of the Company’s Board of Directors, the Company may increase the authorized shares up to the number reflecting the rate of stock splits and amend its Articles of Incorporation by resolution of its Board of Directors to this effect without the approval of a shareholders’ meeting. Before a stock split, the Company must give public notice of the stock split specifying the record date not less than two weeks prior to such record date.
•Japanese Unit Share System
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
•Transferability of Shares Representing Less than One Unit.
After January 5, 2009, shares representing less than one unit are automatically registered in the transfer account, and upon such registration shares representing less than one unit may be transferable through the book entry system, although such shares may not be sold in the market under the rules of the relevant stock exchange. A holder of shares representing less than one unit also continues to collect such shares so that they constitute one unit and then sell them as one unit of shares in the market.
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

•Right of a Holder of Shares Representing Less than One Unit to Require the Company to Purchase Its Shares.
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
•Right of a Holder of Shares Representing Less than One Unit to Purchase from the Company its Shares up to a Whole Unit.
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
•Voting Rights of a Holder of Shares Representing Less than One Unit.
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

In addition, under the Corporation Act of Japan, a joint stock corporation can further restrict the rights of a holder of shares constituting less than one unit. Under the Company’s Articles of Incorporation, a holder of shares constituting less than one unit does not have rights, other than the following:
•	to receive annual and interim dividends,

•	to receive shares and/or cash by way of consolidation, subdivision, gratis issue of shares to shareholders, exchange or transfer of shares, corporate split or merger,

•	to receive shares, cash and/or other assets in which a shareholder of the Company has the option to acquire or which the Company has the option to acquire,

•	to participate in any distribution of surplus assets upon liquidation,

•	to request the Company to purchase shares constituting less than one unit, and

•	any other rights which are prohibited from being restricted by Art. 189, Paragraph 2 of the Corporation Act of Japan and ordinances of the Ministry of Justice.
•Ordinary and Extraordinary General Meeting of Shareholders
The Company usually holds its ordinary general meeting of shareholders in June of each year in Minato-ku, Tokyo or in a neighboring district. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice. Under the Corporation Act of Japan and the Company’s Articles of Incorporation, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his or her resident proxy or mailing address in Japan, at least two weeks prior to the date of the meeting.
•Voting Rights
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

Pursuant to the Corporation Act of Japan and the Company’s Articles of Incorporation, a quorum of, not less than one-third of the outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:
•	a reduction of stated capital;

•	amendment of the articles of incorporation (except amendments which the board of directors are authorized to make under the Corporation Act of Japan as described in “Stock Splits” and “Japanese Unit Share System” above);

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer;

•	a dissolution, merger or consolidation;

•	a corporate split;

•	the transfer of the whole or an important part of the Company’s business;

•	taking over of the whole of the business of any other corporation; or,

•	any issuance of new shares at a “specially favorable” price, bonds or debentures with share acquisition rights to subscribe for new shares with “specially favorable” conditions or share acquisition rights with “specially favorable” conditions to persons other than shareholders, and the like.
At least two-thirds of the outstanding shares having voting rights present at the meeting must approve these actions.
The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.
•Share Acquisition Rights
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
•Liquidation Rights
In the event of liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.
•Liability to Further Calls or Assessments
All of the Company’s currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.
•Transfer Agent
Mitsubishi UFJ Trust and Banking Corporation (“Mitsubishi UFJ Trust”) is the transfer agent for the Company’s shares. Mitsubishi UFJ Trust’s office is located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan. Mitsubishi UFJ Trust maintains the Company’s register of shareholders and records transfers of record ownership.
•Record Date
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

The shares generally trade ex-dividend or ex-rights in the Japanese stock exchanges on the second business day before a record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings.
•Acquisition of Own Shares
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
•Holding of Shares by Foreign Investors
Other than the Japanese unit share system that is described in “Rights of Shareholders — Japanese Unit Share System” below, there are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the Company’s shares imposed by the laws of Japan or the Company’s Articles of Incorporation or other constituent documents.

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
If a foreign investor intends to acquire the listed shares and as a result of such acquisition the aggregate of the shares in the relevant corporation already held by that foreign investor and certain related parties (as specified under the Foreign Exchange Law) and the number of such shares proposed to be acquired by that foreign investor would be 10% or more of the total issued shares, such foreign investor will generally be subject to a requirement to provide a post facto report to the Minister of Finance and any other competent Minister having jurisdiction over the business of the issuer by the 15th day of the month following the month in which it acquired such shares. In certain exceptional cases, prior notification may be required. In case the prior notification requirement is applicable, the Minister of Finance and the competent Minister will ultimately have the power to order the alternation or suspension of the acquisition in certain special circumstances.
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
Recently enacted legislation will require certain types of U.S. holders to report information with respect to their investments in the shares of common stock or ADSs not held through an account with a U.S. financial institution to the IRS. If a U.S. holder fails to report information required under this legislation, such U.S. holder could become subject to substantial penalties. U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the shares of common stock or ADSs.

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

Foreign Exchange Risk
To reduce foreign exchange risks against foreign currency denominated assets, liabilities and certain forecasted transactions, Komatsu executes forward exchange contracts and option contracts in a range of 50% to 100% based on its projected cash flow in foreign currencies. The following table provides information concerning derivative financial instruments of Komatsu in relation to foreign currency exchange transactions that existed as of March 31, 2010, which are translated into Japanese yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2010. The notional amount of option contracts was ¥949 million (U.S.$10 million).
Forward Exchange Contracts

Forwards to sell foreign	Millions of yen (except average contractual rates)
currencies:	US$/Yen	EUR/Yen	US$/EUR	Others	Total
Contract amounts	¥32,530	¥3,227	¥1,813	¥2,639	¥40,209
Average contractual rates	90.50Yen/US$	127.51Yen/EUR	0.72EUR/US$	—	—
Fair value	(851)	70	(40)	19	(802)

Forwards to buy foreign	Millions of yen (except average contractual rates)
currencies:	Yen/Yuan	GBP/EUR	US$/CLP	US$/Yuan	US$/ZAR	Others	Total
Contract amounts	¥17,668	¥6,069	¥4,407	¥3,019	¥2,593	¥15,053	¥48,809
Average contractual rates	13.26Yen/Yuan	0.89GBP/EUR	0.0019US$/CLP	0.14US$/Yuan	0.13US$/ZAR	—	—
Fair value	(478)	7	(42)	4	(95)	(509)	(1,113)
Almost all of the above forward exchange contracts are expected to mature during the fiscal year ending March 31, 2011.

Currency Option

	Millions of yen (except average contractual rates)
Purchase to sell foreign currencies:	US$/EUR	Others	Total
Contract amounts	¥233	—	¥233
Average contractual rates	1.335US$/EUR	—	—
Fair value	5	—	5

	Millions of yen (except average contractual rates)
Purchase to buy foreign currencies:	GBP/EUR	Others	Total
Contract amounts	¥716	—	¥716
Average contractual rates	0.897EUR/GBP	—	—
Fair value	12	—	12
All of the above currency options are expected to mature during the fiscal year ending March 31, 2011.
For the convenience of the reader, the below tables provide the U.S. dollar equivalent of the Japanese yen contract amounts for each transaction set forth in the above tables, calculated at the rate of U.S.$1.00 to ¥93.
Forward Exchange Contracts

Forwards to sell foreign	Thousands of U.S. dollars
currencies:	US$/Yen	EUR/Yen	US$/EUR	Others	Total
Contract amounts	$349,785	$34,699	$19,495	$28,376	$432,355
Fair value	(9,151)	753	(430)	204	(8,624)

Forwards to buy foreign	Thousands of U.S. dollars
currencies:	Yen/Yuan	GBP/EUR	US$/CLP	US$/Yuan	US$/ZAR	Others	Total
Contract amounts	$189,978	$65,258	$47,387	$32,462	$27,882	$161,861	$524,828
Fair value	(5,140)	75	(452)	43	(1,022)	(5,472)	(11,968)

Currency Option

	Thousands of U.S. dollars
Purchase to sell foreign currencies:	US$/EUR	Others	Total
Contract amounts	$2,505	—	$2,505
Fair value	54	—	54

	Thousands of U.S. dollars
Purchase to buy foreign currencies:	GBP/EUR	Others	Total
Contract amounts	$7,699	—	$7,699
Fair value	129	—	129
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
The following tables provide information concerning long-term debt excluding capital lease obligations (including those obligations that are due within one year), interest rate swaps, cross-currency swaps and interest caps. For debt obligations, the tables present the weighted average interest rate, fair value and principal cash flows by expected maturity dates. For interest rate swaps and cross-currency swaps, the following tables present the weighted average receive and pay interest rates, fair value and notional amounts. For interest caps, the following tables present average strike rates, fair value and notional amounts.
Long-term debt excluding capital lease obligations (including due within one year)

				Millions of yen
	Average			Expected maturity date
	interest rate	Fair value	Total	2011	2012	2013	2014	2015	Thereafter
Japanese yen bonds	1.45%	¥88,974	¥90,000	¥—	¥—	¥30,000	¥30,000	¥30,000	¥—
Euro medium-term notes (relating to variable interest rate)	0.72%	68,142	60,971	25,073	23,489	10,630	1,779	—	—
Loans, principally from banks (relating to variable interest rate)	2.81%	65,950	65,950	15,425	22,028	24,513	3,098	28	858
Loans, principally from banks (relating to fixed interest rate)	2.05%	164,899	165,898	42,023	48,101	39,397	15,362	20,798	217

Total		¥387,965	¥382,819	¥82,521	¥93,618	¥104,540	¥50,239	¥50,826	¥1,075

Interest rate swaps, cross-currency swaps and interest caps

	Average				Millions of yen
	interest rate				Expected maturity date
	Receive	Pay	Fair value	Total	2011	2012	2013	2014	2015	Thereafter
U.S. dollar interest rate swap	0.30%	3.01%	¥(1,176)	¥61,821	¥34,050	¥18,443	¥8,629	¥227	¥75	¥397
Yen/US$ cross-currency swap	1.00%	0.58%	6,926	49,251	18,500	22,686	8,065	—	—	—
EUR interest rate swap	0.98%	3.93%	(774)	22,772	10,006	7,078	4,144	1,223	321	—
Yen/EUR cross-currency swap	0.84%	1.04%	2,050	12,922	—	10,922	—	2,000	—	—
EUR interest cap	—	5.00%	0	6,246	6,246	—	—	—	—	—
AUD interest rate swap	4.13%	6.08%	(358)	30,471	7,366	7,436	7,221	4,714	1,904	1,830
Others	—	—	(46)	1,004	664	137	66	18	119	—

Total			¥6,622	¥184,487	¥76,832	¥66,702	¥28,125	¥8,182	¥2,419	¥2,227

For the convenience of the reader, the below tables provide the U.S. dollar equivalent of the Japanese yen contract amounts for each transaction set forth in the above tables, calculated at the rate of U.S.$1.00 to ¥93.
Long-term debt excluding capital lease obligations (including due within one year)

				Thousands of U.S. dollars
	Average			Expected maturity date
	interest rate	Fair value	Total	2011	2012	2013	2014	2015	Thereafter
Japanese yen bonds	1.45%	$956,710	$967,743	$—	$—	$322,581	$322,581	$322,581	$—
Euro medium-term notes (relating to variable interest rate)	0.72%	732,710	655,602	269,602	252,570	114,301	19,129	—	—
Loans, principally from banks (relating to variable interest rate)	2.81%	709,140	709,140	165,860	236,860	263,581	33,312	301	9,226
Loans, principally from banks (relating to fixed interest rate)	2.05%	1,773,108	1,783,849	451,860	517,215	423,624	165,183	223,634	2,333

Total		$4,171,668	$4,116,334	$887,322	$1,006,645	$1,124,087	$540,205	$546,516	$11,559

Interest rate swaps, cross-currency swaps and interest caps

	Average				Thousands of U.S. dollars
	interest rate				Expected maturity date
	Receive	Pay	Fair value	Total	2011	2012	2013	2014	2015	Thereafter
U.S. dollar interest rate swap	0.30%	3.01%	$(12,645)	$664,742	$366,129	$198,312	$92,785	$2,441	$806	$4,269
Yen/US$ cross-currency swap	1.00%	0.58%	74,473	529,581	198,926	243,935	86,720	—	—	—
EUR interest rate swap	0.98%	3.93%	(8,323)	244,860	107,590	76,108	44,559	13,151	3,452	—
Yen/EUR cross-currency swap	0.84%	1.04%	22,043	138,946	—	117,441	—	21,505	—	—
EUR interest cap	—	5.00%	0	67,161	67,161	—	—	—	—	—
AUD interest rate swap	4.13%	6.08%	(3,849)	327,645	79,205	79,957	77,645	50,688	20,473	19,677
Others	—	—	(495)	10,796	7,139	1,473	710	194	1,280	—

Total			$71,204	$1,983,731	$826,150	$717,226	$302,419	$87,979	$26,011	$23,946

For additional information about derivative financial instruments, see Note 20 to the Consolidated Financial Statements included elsewhere in this report.
Item 12. Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Fees and Charges for Holders of American Depositary Receipts

The Bank of New York Mellon, as depositary for the Company’s ADSs (the “Depositary”), collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal, or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deducting such fee from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide services until its fees for those services are paid.
The below table sets forth the fees that an investor depositing or withdrawing shares must pay to the Depositary for certain services:

Investor depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal including if the depositary agreement is terminated
$0.02 (or less) per ADS	Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders
Registration fees	Registration of transfer of shares on Komatsu’s share register to the name of the depositary or its nominee or the custodian or its nominee when shares are deposited or withdrawn
Expenses of the Depositary	Cable, telex, and facsimile transmissions (when expressly provided in the depositary agreement) Converting foreign currency to US dollars
Taxes and other governmental charges the Depositary or custodian must pay on any ADSs or shares underlying ADSs	As necessary
For the fiscal year ended March 31, 2010, the Company received from the Depositary $30,000 for the expenses (including legal fees) incurred in 2008 relating to the establishment of the ADR program with the Depositary, $30,000 for the expenses incurred in 2008 relating to the maintenance of the program, and $30,000 for the expenses incurred relating to the 2009 Annual General Meeting of Shareholders.
Fees to be Paid in the Future
The Depositary has agreed to reimburse the Company for expenses incurred by the Company that relate to the establishment and maintenance of the ADR program. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses for postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. The Depositary has also agreed to reimburse the Company annually for certain investor relations programs or special investor relations promotional activities. While there are limits on the amount of expenses for which the Depositary will reimburse the Company for these investor relations activities, the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Evaluation of disclosure controls and procedures
Komatsu’s management performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer. Based on Komatsu’s evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of March 31, 2010, the end of the period covered by this report, the disclosure controls and procedures were adequate and effective.
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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of Komatsu’s internal control over financial reporting as of March 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework.
Based on its assessment, management concluded that, as of March 31, 2010, Komatsu’s internal control over financial reporting was effective.
Komatsu’s management excluded from its assessment of the effectiveness of Komatsu’s internal control over financial reporting as of March 31, 2010 an assessment of internal control over financial reporting of Komatsu Australia Corporate Finance Pty. Ltd. (“KACF”), which Komatsu acquired during the fiscal year ended March 31, 2010. KACF had total assets of ¥55,059 million and total revenues of ¥7,693 million that were reflected in the consolidated financial statements of the Company as of and for the fiscal year ended March 31, 2010.
Komatsu’s independent registered public accounting firm, KPMG AZSA & Co., has issued an audit report on the effectiveness of Komatsu’s internal control over financial reporting as of March 31, 2010.
Changes in internal control over financial reporting
There has been no change in Komatsu’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
The Board of Corporate Auditors of the Company has determined that Mr. Kyoji Torii qualifies as an “audit committee financial expert” as such term is defined under the rules of the SEC. Mr. Torii meets the independence requirements imposed on corporate auditors under the Corporation Act of Japan. Mr. Torii has long engaged in accounting-related duties at the Company, and has extensive experience and expertise regarding financial affairs and accounting matters. Since joining the Company in 1974, Mr. Torii has worked in the fields of accounting and finance. Mr. Torii served as the chief project manager of the Tax & Corporate Controlling Dept. from 1998 to 1999, the general manager of the Affiliated Companies Dept. from 1999 to 2002 and the general manager of the Planning & Administration Dept., Defense Systems Division from 2007 to 2009.
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
No amendments have been made to the “Code of Ethics for Senior Officers” or “Komatsu’s Code of Worldwide Business Conduct” during the fiscal year ended March 31, 2010.
Item 16C. Principal Accountant Fees and Services
Audit and Non-Audit Fees
KPMG AZSA & Co. and the various member firms of KPMG International served as Komatsu’s principal independent registered public accounting firm for the fiscal years ended March 31, 2010 and 2009. Set forth below are the fees for services rendered by KPMG AZSA & Co. and the various member firms of KPMG International for the fiscal years ended March 31, 2010 and 2009.

	(Millions of Yen)
	Fiscal Year ended March 31,
	2010	2009
Audit fees	¥1,687	¥1,812
Audit-related fees	23	27
Tax fees	32	48
All other fees	3	4

Total	¥1,745	¥1,891

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
For the fiscal year ended March 31, 2010, no services were provided for which pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

8
Significant subsidiaries of Komatsu Ltd., including additional subsidiaries that management has deemed to be significant, as of March 31, 2010 (See “Item 4. Information on the Company — Organizational Structure”)

11	Code of Ethics for Senior Officers (Translation)

12 a.	Certification of the CEO of the Company required pursuant to Rule 15d-14(a).

12 b.	Certification of the CFO of the Company required pursuant to Rule 15d-14(a).

13 a.	Certification of the CEO of the Company required pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13 b.	Certification of the CFO of the Company required pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOMATSU LTD.
Date: June 29, 2010	By:	/s/ Kenji Kinoshita
		Name:	KENJI KINOSHITA
		Position:	Director and Senior Executive Officer, Chief Financial Officer

KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Komatsu Ltd.:
We have audited the accompanying consolidated balance sheets of Komatsu Ltd. and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of income, equity and cash flows for each of the years in the three-year period ended March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and subsidiaries as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles.
As described in Note 1 to the consolidated financial statements, the Company adopted retrospectively the presentation and disclosure provisions of FASB Accounting Standards Codification Topic 810, “Consolidation” in the fiscal year ended March 31, 2010.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Komatsu Ltd’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 29, 2010 expressed an unqualified opinion on the effectiveness of Komatsu Ltd’s internal control over financial reporting.
The accompanying consolidated financial statements as of and for the year ended March 31, 2010 have been translated into United States dollars solely for convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.
/s/ KPMG AZSA & Co.
Tokyo, Japan
June 29, 2010

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Komatsu Ltd.:
We have audited the internal control over financial reporting of Komatsu Ltd. as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting, which appears in Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, Komatsu Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).The Company acquired Komatsu Australia Corporate Finance Pty. Ltd. (KACF) during the year ended March 31,2010, and the Company’s management excluded from its assessment of the effectiveness of the internal control over financial reporting of Komatsu Ltd. as of March 31, 2010, the internal control over financial reporting of KACF associated with total assets of 55,059 million yen and total revenues of 7,693 million yen included in the consolidated financial statements of Komatsu Ltd. and subsidiaries as of and for the year ended March 31, 2010. Our audit of internal control over financial reporting of Komatsu Ltd. also excluded an evaluation of the internal control over financial reporting of KACF.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Komatsu Ltd. and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of income, equity and cash flows for each of the years in the three-year period ended March 31, 2010, expressed in Japanese yen, and our report dated June 29, 2010 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG AZSA & Co.
Tokyo, Japan
June 29, 2010

Consolidated Balance Sheets
Komatsu Ltd. and Consolidated Subsidiaries
March 31, 2010 and 2009

			Thousands of
			U.S. dollars
	Millions of yen		(Note 1)
Assets	2010	2009	2010
Current assets
Cash and cash equivalents (Note 10)	¥82,429	¥90,563	$886,333
Time deposits	1,132	44	12,172
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥14,941 million ($160,656 thousand) in 2010 and ¥15,330 million in 2009 (Notes 1, 5 and 26)	447,693	373,901	4,813,903
Inventories (Notes 1 and 6)	396,416	507,357	4,262,538
Deferred income taxes and other current assets (Notes 1, 7, 10, 16, 20, 21, 22, 24 and 26)	112,451	131,374	1,209,151

Total current assets	1,040,121	1,103,239	11,184,097

Long-term trade receivables (Note 5)	150,972	102,969	1,623,355

Investments
Investments in and advances to affiliated companies (Notes 1 and 8)	24,002	19,249	258,086
Investment securities (Notes 1, 7, 21 and 22)	60,467	53,854	650,183
Other	2,399	12,017	25,795

Total investments	86,868	85,120	934,064

Property, plant and equipment—less accumulated depreciation (Notes 1, 9, 10 and 17)	525,100	525,462	5,646,237

Goodwill (Notes 1 and 11)	29,570	28,661	317,957

Other intangible assets (Notes 1 and 11)	61,729	60,346	663,753

Deferred income taxes and other assets (Notes 1, 16, 20, 21, 22 and 26)	64,695	63,262	695,645

	¥1,959,055	¥1,969,059	$21,065,108

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

			Thousands of
			U.S. dollars
	Millions of yen		(Note 1)
Liabilities and Equity	2010	2009	2010
Current liabilities
Short-term debt (Note 12)	¥123,438	¥220,087	$1,327,290
Current maturities of long-term debt (Notes 10, 12, 17 and 21)	105,956	87,662	1,139,312
Trade notes, bills and accounts payable	207,024	214,375	2,226,065
Income taxes payable (Note 16)	22,004	10,818	236,602
Deferred income taxes and other current liabilities (Notes 1, 16, 20, 21, 22 and 24)	183,324	199,345	1,971,226

Total current liabilities	641,746	732,287	6,900,495

Long-term liabilities
Long-term debt (Notes 10, 12, 17 and 21)	356,985	292,106	3,838,548
Liability for pension and retirement benefits (Notes 1 and 13)	46,354	53,822	498,430
Deferred income taxes and other liabilities (Notes 1, 16, 20, 21 and 22)	37,171	42,510	399,689

Total long-term liabilities	440,510	388,438	4,736,667

Total liabilities	1,082,256	1,120,725	11,637,162

Commitments and contingent liabilities (Note 19)	—	—	—

Equity
Komatsu Ltd. shareholders’ equity (Notes 1 and 14)
Common stock:
Authorized 3,955,000,000 shares in 2010 and 2009 Issued 998,744,060 shares in 2010 and 2009 Outstanding 968,039,976 shares in 2010 and 967,822,292 shares in 2009	67,870	67,870	729,785
Capital surplus	140,421	140,092	1,509,903
Retained earnings:
Appropriated for legal reserve	31,983	28,472	343,903
Unappropriated	724,090	719,222	7,785,914
Accumulated other comprehensive income (loss) (Notes 1, 7, 13 and 15)	(95,634)	(105,744)	(1,028,323)
Treasury stock at cost, 30,704,084 shares in 2010 and 30,921,768 shares in 2009 (Notes 14)	(34,755)	(34,971)	(373,709)

Total Komatsu Ltd. shareholders’ equity	833,975	814,941	8,967,473

Noncontrolling interests	42,824	33,393	460,473

Total equity	876,799	848,334	9,427,946

	¥1,959,055	¥1,969,059	$21,065,108

Consolidated Statements of Income
Komatsu Ltd. and Consolidated Subsidiaries
Years ended March 31, 2010, 2009 and 2008

				Thousands of
				U.S. dollars
	Millions of yen			(Note 1)
	2010	2009	2008	2010
Net sales (Notes 1 and 8)	¥1,431,564	¥2,021,743	¥2,243,023	$15,393,161
Cost of sales (Notes 17 and 25)	1,101,559	1,510,408	1,590,963	11,844,720
Selling, general and administrative expenses (Notes 17 and 25)	249,286	322,677	317,474	2,680,495
Impairment loss on long-lived assets (Note 1, 9 and 25)	3,332	16,414	2,447	35,828
Impairment loss on goodwill (Note 1 and 11)	—	2,003	2,870	—
Other operating income (expenses), net (Note 25)	(10,352)	(18,293)	3,581	(111,312)

Operating income	67,035	151,948	332,850	720,806

Other income (expenses), net (Note 25)	(2,056)	(23,166)	(10,640)	(22,107)
Interest and dividend income	6,158	8,621	10,265	66,215
Interest expense	(8,502)	(14,576)	(16,699)	(91,419)
Other, net	288	(17,211)	(4,206)	3,097

Income from continuing operations before income taxes and equity in earnings of affiliated companies	64,979	128,782	322,210	698,699

Income taxes (Notes 1 and 16)
Current	32,722	60,511	104,142	351,849
Deferred	(7,358)	(18,218)	11,652	(79,118)

Total	25,364	42,293	115,794	272,731

Income from continuing operations before equity in earnings of affiliated companies	39,615	86,489	206,416	425,968
Equity in earnings of affiliated companies	1,588	396	6,845	17,075

Income from continuing operations	41,203	86,885	213,261	443,043

Income from discontinued operations less applicable income taxes (Note 4)	—	—	4,967	—

Net income	41,203	86,885	218,228	443,043

Less net income attributable to noncontrolling interests	(7,644)	(8,088)	(9,435)	(82,194)

Net income attributable to Komatsu Ltd.	¥33,559	¥78,797	¥208,793	$360,849

	Yen			U.S. cents
Per share data (Notes 1 and 18):
Income from continuing operations attributable to Komatsu Ltd.:
Basic	¥34.67	¥79.95	¥204.88	¢ 37.28
Diluted	34.65	79.89	204.61	37.26
Income from discontinued operations attributable to Komatsu Ltd.:
Basic	—	—	4.99	—
Diluted	—	—	4.98	—
Net income attributable to Komatsu Ltd.:
Basic	34.67	79.95	209.87	37.28
Diluted	34.65	79.89	209.59	37.26

Cash dividends per share (Note 1)	26.00	44.00	38.00	27.96

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Equity
Komatsu Ltd. and Consolidated Subsidiaries
Years ended March 31, 2010, 2009 and 2008

	Millions of yen
			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.	Non-
	Common	Capital	for legal	Unappro-	comprehensive	Treasury	shareholders’	controlling
	stock	surplus	reserve	priated	income (loss)	stock	equity	interests	Total equity
Balance at March 31, 2007	¥67,870	¥137,155	¥24,267	¥517,450	¥33,501	¥(3,526)	¥776,717	¥19,774	¥796,491

Cash dividends				(37,810)			(37,810)	(4,156)	(41,966)
Transfer to retained earnings appropriated for legal reserve			2,447	(2,447)			—		—
Other changes							—	7,416	7,416
Comprehensive income (loss)
Net income				208,793			208,793	9,435	218,228
Other comprehensive income (loss), for the period, net of tax (Note 15)
Foreign currency translation adjustments					(43,661)		(43,661)	(2,225)	(45,886)
Net unrealized holding gains (losses) on securities available for sale					(15,071)		(15,071)	(7)	(15,078)
Pension liability adjustments					(3,908)		(3,908)	2	(3,906)
Net unrealized holding gains on derivative instruments					360		360	—	360

Comprehensive income							146,513	7,205	153,718

Issuance and exercise of stock acquisition rights (Notes 1 and 14)		598					598		598
Purchase of treasury stock						(340)	(340)		(340)
Sales of treasury stock		417				1,031	1,448		1,448

Balance at March 31, 2008	¥67,870	¥138,170	¥26,714	¥685,986	¥(28,779)	¥(2,835)	¥887,126	¥30,239	¥917,365

Cash dividends				(43,803)			(43,803)	(3,939)	(47,742)
Transfer to retained earnings appropriated for legal reserve			1,758	(1,758)			—		—
Other changes							—	3,335	3,335
Comprehensive income (loss)
Net income				78,797			78,797	8,088	86,885
Other comprehensive income (loss), for the period, net of tax (Note15)
Foreign currency translation adjustments					(49,695)		(49,695)	(4,333)	(54,028)
Net unrealized holding gains (losses) on securities available for sale					(16,090)		(16,090)	4	(16,086)
Pension liability adjustments					(10,027)		(10,027)	(1)	(10,028)
Net unrealized holding gains (losses) on derivative instruments					(1,153)		(1,153)	—	(1,153)

Comprehensive income							1,832	3,758	5,590

Issuance and exercise of stock acquisition rights (Notes 1 and 14)		352					352		352
Purchase of treasury stock						(33,090)	(33,090)		(33,090)
Sales of treasury stock		1,570				954	2,524		2,524

Balance at March 31, 2009	¥67,870	¥140,092	¥28,472	¥719,222	¥(105,744)	¥(34,971)	¥814,941	¥33,393	¥848,334

Cash dividends				(25,180)			(25,180)	(3,368)	(28,548)
Transfer to retained earnings appropriated for legal reserve			3,511	(3,511)			—		—
Other changes							—	2,531	2,531
Comprehensive income (loss)
Net income				33,559			33,559	7,644	41,203
Other comprehensive income (loss), for the period, net of tax (Note15)
Foreign currency translation adjustments					(904)		(904)	1,897	993
Net unrealized holding gains on securities available for sale					5,480		5,480	—	5,480
Pension liability adjustments					4,920		4,920	2	4,922
Net unrealized holding gains on derivative instruments					614		614	725	1,339

Comprehensive income							43,669	10,268	53,937

Issuance and exercise of stock acquisition rights (Notes 1 and 14)		413					413		413
Purchase of treasury stock						(40)	(40)		(40)
Sales of treasury stock		(84)				256	172		172

Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799

	Thousands of U.S. dollars (Note 1)
			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.	Non-
	Common	Capital	for legal	Unappro-	comprehensive	Treasury	shareholders’	controlling
	stock	surplus	reserve	priated	income (loss)	stock	equity	interests	Total equity
Balance at March 31, 2009	$729,785	$1,506,366	$306,151	$7,733,570	$(1,137,033)	$(376,032)	$8,762,807	$359,065	$9,121,872

Cash dividends				(270,753)			(270,753)	(36,216)	(306,969)
Transfer to retained earnings appropriated for legal reserve			37,752	(37,752)			—		—
Other changes							—	27,214	27,214
Comprehensive income (loss)
Net income				360,849			360,849	82,194	443,043
Other comprehensive income (loss), for the period, net of tax (Note15)
Foreign currency translation adjustments					(9,720)		(9,720)	20,398	10,678
Net unrealized holding gains on securities available for sale					58,925		58,925	—	58,925
Pension liability adjustments					52,903		52,903	22	52,925
Net unrealized holding gains on derivative instruments					6,602		6,602	7,796	14,398

Comprehensive income							469,559	110,410	579,969

Issuance and exercise of stock acquisition rights (Notes 1 and 14)		4,441					4,441		4,441
Purchase of treasury stock						(430)	(430)		(430)
Sales of treasury stock		(904)				2,753	1,849		1,849

Balance at March 31, 2010	$729,785	$1,509,903	$343,903	$7,785,914	$(1,028,323)	$(373,709)	$8,967,473	$460,473	$9,427,946

Consolidated Statements of Cash Flows
Komatsu Ltd. and Consolidated Subsidiaries
Years ended March 31, 2010, 2009 and 2008

				Thousands of
				U.S. dollars
	Millions of yen			(Note 1)
	2010	2009	2008	2010
Operating activities
Net income	¥41,203	¥86,885	¥218,228	$443,043
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	91,319	98,354	75,664	981,925
Deferred income taxes	(7,358)	(18,218)	15,016	(79,118)
Net loss (gain) from sale of investment securities and subsidiaries	(679)	3,543	(8,045)	(7,301)
Net gain on sale of property	(373)	(269)	(3,169)	(4,011)
Loss on disposal of fixed assets	2,244	5,561	3,313	24,129
Impairment loss on long-lived assets	3,332	16,414	2,447	35,828
Impairment loss on goodwill	—	2,003	2,870	—
Pension and retirement benefits, net	(55)	3,378	(10,782)	(592)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(71,459)	103,355	(83,855)	(768,376)
Decrease (increase) in inventories	117,707	(22,307)	(65,884)	1,265,666
Increase (decrease) in trade payables	(8,354)	(148,655)	12,586	(89,828)
Increase (decrease) in income taxes payable	11,311	(40,507)	(2,913)	121,624
Other, net	3,323	(10,762)	5,509	35,731

Net cash provided by operating activities	182,161	78,775	160,985	1,958,720

Investing activities
Capital expenditures	(92,401)	(145,670)	(117,571)	(993,559)
Proceeds from sale of property	11,212	6,414	19,425	120,559
Proceeds from sale of available for sale investment securities	1,005	703	601	10,806
Purchases of available for sale investment securities	(4,826)	(6,785)	(4,663)	(51,892)
Proceeds from sale of subsidiaries, net of cash disposed	661	—	16,372	7,108
Acquisition of subsidiaries and equity investees, net of cash acquired	1,107	(223)	(42,717)	11,903
Collection of loan receivables	11,559	7,736	7,778	124,290
Disbursement of loan receivables	(667)	(6,381)	(6,315)	(7,172)
Decrease in time deposits, net	(617)	(1,162)	(1,092)	(6,634)

Net cash used in investing activities	(72,967)	(145,368)	(128,182)	(784,591)

Financing activities
Proceeds from long-term debt	155,641	129,327	82,791	1,673,559
Repayments on long-term debt	(73,052)	(88,058)	(48,868)	(785,505)
Increase (decrease) in short-term debt, net	(139,067)	127,589	634	(1,495,344)
Repayments of capital lease obligations	(31,240)	(30,770)	(15,168)	(335,914)
Sale (purchase) of treasury stock, net	132	(32,685)	691	1,419
Dividends paid	(25,180)	(43,803)	(37,810)	(270,753)
Other, net	(3,597)	(4,381)	308	(38,677)

Net cash provided by (used in) financing activities	(116,363)	57,219	(17,422)	(1,251,215)

Effect of exchange rate change on cash and cash equivalents	(965)	(2,073)	(5,570)	(10,376)

Net increase (decrease) in cash and cash equivalents	(8,134)	(11,447)	9,811	(87,462)
Cash and cash equivalents, beginning of year	90,563	102,010	92,199	973,795

Cash and cash equivalents, end of year	¥82,429	¥90,563	¥102,010	$886,333

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements
Komatsu Ltd. and Consolidated Subsidiaries
1. Description of Business, Basis of Financial Statement Presentation and Summary of Significant Accounting Policies
Description of Business
Komatsu Ltd. (“Company”) and subsidiaries (together “Komatsu”) primarily manufacture and market various types of construction, mining and utility equipment throughout the world. Komatsu is also engaged in the manufacture and sale of industrial machinery and others.
The consolidated net sales of Komatsu for the year ended March 31, 2010, consisted of the following: Construction, Mining and Utility Equipment — 88.6%, Industrial Machinery and Others — 11.4%.
Sales are made principally under the Komatsu brand name, and are almost entirely through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales for the year ended March 31, 2010, 77.4% were generated outside Japan, with 22.7% in the Americas, 8.9% in Europe and CIS, 18.9% in China, 20.9% in Asia (excluding Japan and China) and Oceania, and 6.0% in the Middle East and Africa.
The manufacturing operations of Komatsu are conducted primarily at plants in Japan, United States, Germany, United Kingdom, Sweden, Indonesia, Brazil, Italy, and China.
Basis of Financial Statement Presentation
The accompanying consolidated financial statements are prepared and presented in accordance with generally accepted accounting principals in the United States of America.
The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts as of and for the year ended March 31, 2010, is included solely for the convenience of readers and has been made at the rate of ¥93 to $1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2010. Such translation should not be construed as a representation that Japanese yen amounts could be converted into United States dollars at the above or any other rate.

Summary of Significant Accounting Policies
(1) Consolidation and Investments in Affiliated Companies
The consolidated financial statements include the accounts of the Company and all of its majority-owned domestic and foreign subsidiaries, except for certain immaterial subsidiaries.
The accounts of any variable interest entities that must be consolidated under Financial Accounting Standards Board (“FASB”) Accounting Standard CodificationTM (“ASC”) 810, “Consolidation” because the Company has been determined to be the primary beneficiary, are included in the consolidated financial statements. The consolidated balance sheets as of March 31, 2010 and 2009, include assets of ¥29,601 million ($318,290 thousand) and ¥32,866 million, respectively, of consolidated variable interest entities, which engage in equipment leasing in Europe. The majority of these assets are trade notes and accounts receivable, and long-term trade receivables.
Investments in 20 to 50% owned affiliated companies whereby Komatsu has the ability to exercise significant influence over the operational and financial policies of a company are accounted for by the equity method.
(2) Foreign Currency Translation and Transactions
Assets and liabilities of foreign operations are translated at the exchange rates in effect at each fiscal year-end, and income and expenses of foreign operations are translated at the average rates of exchange prevailing during each fiscal year in consolidating the financial statements of overseas subsidiaries. The resulting translation adjustments are included as a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated financial statements. All foreign currency transaction gains and losses are included in other income (expenses) in the period incurred.
(3) Allowance for Doubtful Trade Receivables
Komatsu records allowance for doubtful receivables as the best estimate of the amount of probable credit losses in Komatsu’s existing receivables. The amount is determined based on historical experience, credit information of individual customers, and assessment of overdue receivables. An additional allowance for individual receivable is recorded when Komatsu becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration of the customer’s business performance. The amount of estimated credit losses is further adjusted to reflect changes in customer circumstances.
(4) Inventories
Inventories are stated at the lower of cost or market. Komatsu determines cost of work in process and finished products using the specific identification method based on actual costs accumulated under a job-order cost system. The cost of finished parts is determined principally using the first-in first-out method. Cost of materials and supplies is stated at average cost.
(5) Investment Securities
Komatsu’s investments in debt and marketable equity securities are categorized as available-for-sale securities which are stated at fair value. Changes in fair values are included as a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated financial statements.

Unrealized losses on marketable securities are charged against net earnings when a decline in market value below initial cost is determined to be other than temporary based primarily on the financial condition and near term prospects of the issuer and the extent and length of the time of the decline.
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
(6) Property, Plant and Equipment, and Related Depreciation
Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets. The weighted average depreciation periods are 23 years for buildings and 9 years for machinery and equipment. Effective rates of depreciation for buildings, machinery and equipment for the years ended March 31, 2010, 2009 and 2008, were as follows:

	2010	2009	2008
Buildings	9%	9%	9%
Machinery and equipment	23%	25%	26%
Certain leased machinery and equipment are accounted for as capital leases. The aggregate cost included in property, plant and equipment and related accumulated amortization as of March 31, 2010 and 2009 were as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Aggregate cost	¥136,171	¥124,198	$1,464,204
Accumulated amortization	49,512	37,417	532,387
Accumulated amortization related to capital leases are included in accumulated depreciation.
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
(7) Goodwill and Other Intangible Assets
Komatsu uses the acquisition method of accounting for business combinations. Goodwill is tested for impairment at least annually. Intangible assets with useful life are amortized over their respective estimated useful lives and reviewed for impairment whenever there is an indicator of possible impairment. An impairment loss would be recognized when the carrying amount of an asset or an asset group exceeds the estimated undiscounted cash flows expected to be generated by the asset or an asset group. The amount of the impairment loss to be recorded is determined by the difference between the fair value of the asset or an asset group using a discounted cash flow valuation model and carrying value. Any recognized intangible assets determined to have an indefinite useful life are not to be amortized, but instead tested for impairment annually based on its fair value until its life is determined to no longer be indefinite.
(8) Revenue Recognition
Komatsu recognizes revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered for customers or dealers, (3) sales price is fixed or determinable, and (4) collectability is reasonably assured.
Revenue from sales of products including construction, mining and utility equipment and industrial machinery is recognized when title and risk of ownership is transferred to independently owned and operated customers or dealers, which occurs upon the attainment of customer acceptance or when installation is completed. The conditions of acceptance are governed by the terms of the contract or arrangement. For arrangements with multiple elements, which may include any combination of products, installation and maintenance, Komatsu allocates revenue to each element based on its relative fair value if such elements meet the criteria for treatment as a separate unit of accounting. When Komatsu enters into a separate contract to render transportation or technical advice, principally related to a sale of large-sized industrial machinery such as large presses, these service revenues are accounted for separately from the product sale and recognized at the completion of the service delivery specified in the contract.
Service revenues from repair and maintenance and from transportation are recognized at the completion of service delivery. Revenues from long-term fixed price maintenance contracts are recognized ratably over the contract period.
Certain consolidated subsidiaries rent construction equipment to customers. Rent revenue is recognized on a straight-line basis over the rental period.
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
If a tax position meets the more-likely-than-not recognition threshold based on the technical merits of the position, Komatsu recognizes the benefit of such position in the financial statements. The benefit of the tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement with appropriate taxing authority. For the years ended March 31, 2010, 2009 and 2008, Komatsu did not have material unrecognized tax benefits and thus, no significant interest and penalties related to unrecognized tax benefits were recognized.
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
(13) Per Share Data
Basic net income attributable to Komatsu Ltd. per share has been computed by dividing net income attributable to Komatsu Ltd. by the weighted-average number of common shares outstanding during each fiscal year, after deducting treasury shares. Diluted net income attributable to Komatsu Ltd. per share reflects the potential dilution computed on the basis that all stock options were exercised (less the number of treasury shares assumed to be purchased from proceeds using the average market price of the Company’s common shares) to the extent that each is not antidilutive.
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
All derivatives, including derivatives embedded in other financial instruments, are measured at fair value and recognized as either assets or liabilities on the consolidated balance sheet. Changes in the fair values of derivative instruments not designated or not qualifying as hedges and any ineffective portion of qualified hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments which qualify as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in accumulated other comprehensive income (loss), and recognized in earnings when the hedged item is recognized in earnings.
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
Komatsu has identified several areas where it believes estimates and assumptions are particularly critical to the financial statements. These are the determination of the useful lives of Property, Plant and Equipment, the allowance for doubtful receivables, impairment of long-lived assets and goodwill, pension liabilities and expenses, product warranty liabilities, fair value of financial instruments, realization of deferred tax assets, securitization of trade notes and accounts receivable, income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates.
(18) Recently Adopted Accounting Standards
In the fiscal year ended March 31, 2010, Komatsu adopted ASC 805, “Business Combinations”. ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired or gain from a bargain purchase. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The adoption of ASC 805 did not have a material impact on our consolidated results of operations and financial condition.
In the fiscal year ended March 31, 2010, Komatsu adopted ASC 810, “Consolidation”. ASC 810 establishes accounting and reporting standards for the noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. ASC 810 also establishes disclosure requirements that clearly identify and distinguish between the controlling and noncontrolling interests, and requires the separate disclosure of income attributable to controlling and noncontrolling interests. Komatsu has retrospectively applied the presentation and disclosure requirements of ASC 810.
2. Supplemental Cash Flow Information
Additional cash flow information and noncash investing and financing activities for the years ended March 31, 2010, 2009 and 2008, are as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2010	2009	2008	2010
Additional cash flow information:
Interest paid	¥8,533	¥14,403	¥16,639	$91,753
Income taxes paid	9,797	111,508	110,674	105,344

Noncash investing and financing activities:
Capital lease obligations incurred	¥14,285	¥29,762	¥28,159	$153,602

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
Following is a summary of the assets acquired and liabilities assumed adjusted to reflect purchase price allocation as of the date of acquisition:

Millions of yen
Current assets	¥59,831
Property, plant and equipment	22,861
Intangible assets	29,219
Goodwill	12,815
Other assets	5,123
Total assets acquired	129,849

Current liabilities	(53,882)
Long-term liabilities	(17,291)
Noncontrolling interests	(2,479)
Total liabilities assumed	(73,652)

Net assets acquired	¥56,197

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

Millions of yen
2008
Sales	¥2,317,784
Net income attributable to Komatsu Ltd.	¥211,975

Yen
2008
Net income attributable to Komatsu Ltd. per share
Basic	¥213.07
Diluted	¥212.79
2008
The Company and NTC entered into a share exchange agreement with the purpose of making NTC a wholly owned subsidiary of the Company in April, 2008. The Company’s ownership of NTC became 100.0% at August 1, 2008, the effective date of the share exchange. The additional acquisition did not have material impact on purchase price allocation as of the date of acquisition or pro forma consolidated operating results for Komatsu as if the additional acquisition of NTC had occurred on April 1, 2007.

(2) BIGRENTAL Co., Ltd.
During February 2008 the Company acquired 57.9% of the shares in BIGRENTAL Co., Ltd (hereinafter “BR”). The acquisition cost of the shares was ¥8,564 million and was paid in cash.
BR is a construction equipment rental company with a business presence in Tohoku and northern Kanto regions of Japan. The Company acquired BR with the expectation to strengthen its rental business and to expand its rental and used equipment business on a global scale.
In addition, a synergy from integration was expected to arise from the effective use of resources, such as personnel, assets and offices.
Following is a summary of the assets acquired and liabilities assumed adjusted to reflect purchase price allocation as of the date of acquisition:

Millions of yen
Current assets	¥9,423
Property, plant and equipment	39,260
Intangible assets	3,133
Goodwill	1,533
Other assets	922
Total assets acquired	54,271

Current liabilities	(12,191)
Long-term liabilities	(31,807)
Noncontrolling interest	(1,709)
Total liabilities assumed	(45,707)

Net assets acquired	¥8,564

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
On an unaudited pro forma basis, net sales, net income attributable to Komatsu Ltd. and the per share information of Komatsu, with assumed acquisition dates for BR of April 1, 2007 would not differ materially from the amounts reported in the consolidated financial statements for the fiscal years ended March 31, 2008.
Komatsu Rental Japan Ltd. (hereinafter “KR”), a consolidated subsidiary of the Company, and BR entered into a share exchange agreement with the purpose of making BR a wholly owned subsidiary of KR in February 2008. The Company’s ownership in BR increased to 79.0% from 57.9% at April 1, 2008, the effective date of the share exchange. The additional acquisition did not have material impact on purchase price allocation as of the date of acquisition or pro forma consolidated operating results for Komatsu as if the additional acquisition of BR had occurred on April 1, 2007. BR was merged with KR in April 2009.

(3) Komatsu Australia Corporate Finance Pty. Ltd.
In May, 2009, Komatsu acquired the additional shares of Komatsu Australia Corporate Finance Pty. Ltd. (hereinafter “KACF”) according to a capital increase of KACF at ¥1,684 million ($18,107 thousand), 3,144,898 shares out of 3,489,796 shares.
Prior to the additional acquisition, Komatsu held a 50.0% equity interest in KACF and accounted for the investment by the equity method. As a result of the additional investment, Komatsu’s ownership increased to 60.0% and KACF became a consolidated subsidiary of Komatsu.
Komatsu expects the acquisition will expand its business in relation to construction and mining equipment in the entire value chain including retail finance in Oceania strengthening its control and governance to KACF.
Following is a summary of the consideration paid for KACF and the assets acquired and liabilities assumed adjusted to reflect purchase price allocation as of the date of acquisition as well as the fair value at the acquisition date of the noncontrolling interest:

		Thousands of
	Millions of yen	U.S. dollars
Consideration
Cash and cash equivalents	¥1,684	$18,107

Fair value of total consideration transferred	1,684	18,107

Fair value of Komatsu’s equity interest in KACF held before the business combination	696	7,484

	¥2,380	$25,591

Recognized amounts of identifiable assets and liabilities assumed Current assets	¥34,478	$370,731
Property, plant and equipment	15,692	168,731
Intangible assets	2	22
Other assets	232	2,495
Total assets acquired	50,404	541,979

Current liabilities	(33,174)	(356,710)
Long-term liabilities	(13,999)	(150,527)
Total liabilities assumed	(47,173)	(507,237)

Net assets acquired	3,231	34,742
Noncontrolling interest	(1,587)	(17,065)
Goodwill	736	7,914

	¥2,380	$25,591

The goodwill of ¥736 million ($7,914 thousand) was assigned to the construction, mining and utility equipment segment. The goodwill is not deductible for tax purposes.
Remeasurement to fair value its 50% equity interest in KACF held before the business combination did not have a material impact on consolidated income statement for the year ended March 31, 2010.
The amounts of KACF’s sales and net income attributable to Komatsu Ltd. included in Komatsu’s consolidated income statement for the year ended March 31, 2010 were immaterial. The sales and net income attributable to Komatsu Ltd. of the combined entity had the acquisition date been April 1, 2009 or April 1, 2008 would not also differ materially from the amounts reported in the consolidated financial statements for the fiscal years ended March 31, 2010 and 2009.

4. Discontinued Operations
On April 2, 2007, the outdoor power equipment (OPE) business of Komatsu Zenoah Co., which was allocated to a reporting unit in the industrial machinery and others segment was sold to a Japanese subsidiary of Husqvarna AB of Sweden. Accordingly, the OPE business of Komatsu Zenoah Co. and its subsidiaries engaging in the OPE business are no longer consolidated in Komatsu’s results. The gain on sale of the OPE business of Komatsu Zenoah Co. is included in “income from discontinued operations less applicable income taxes” in the consolidated statements of income. The cash flows attributable to the discontinued operations are not presented separately from the cash flows attributable to activities of the continuing operations in the consolidated statements of cash flows.
Selected financial information in connection with the discontinued operations for the year ended March 31, 2008 is as follows:

Millions of yen
2008
Net sales	¥—

Income before income taxes, and equity in earnings of affiliated companies (only gain on sale of the OPE business of Komatsu Zenoah Co.)	8,331

Income taxes	3,364

Income from discontinued operations less applicable income taxes	¥4,967

5. Trade Notes and Accounts Receivable
Receivables at March 31, 2010 and 2009 are summarized as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Trade notes	¥82,954	¥70,807	$891,978
Accounts receivable	379,680	318,424	4,082,581

Total	462,634	389,231	4,974,559

Less: allowance	(14,941)	(15,330)	(160,656)

Net trade receivables-current	¥447,693	¥373,901	$4,813,903

Long-term trade receivables	¥150,972	¥102,969	$1,623,355

Installment and lease receivables (less unearned interest) are included in trade notes and accounts receivable and long-term trade receivables.
The leases are accounted for as sales-type leases. Equipment sales revenue from sales-type leases are recognized at the inception of the lease.
At March 31, 2010 and 2009, lease receivables comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Minimum lease payments receivable	¥166,983	¥111,158	$1,795,516
Unearned income	(16,078)	(9,979)	(172,882)

Net lease receivables	¥150,905	¥101,179	$1,622,634

The residual values of leased assets at March 31, 2010 and 2009 were not material.
Cash flows received from the sale of trade notes and accounts receivable for the years ended March 31, 2010, 2009 and 2008 were ¥13,072 million ($140,559 thousand), ¥243,495 million and ¥343,457 million.
Certain consolidated subsidiaries retain responsibility to service sold trade notes and accounts receivable that are sold pursuant to a securitization transaction, however contractual servicing fees are not received from the third parties separately. The investors and the trusts that hold the receivables have no or limited recourse rights to certain subsidiaries’ assets in case of debtors’ default. Appropriate provisions have been established for potential losses relating to the limited recourse of the sold receivables. Also certain subsidiaries, except for a certain U.S. subsidiary, as transferor do not retain any interest in the receivables sold.
The components of securitized trade receivables and other assets managed together at March 31, 2010 and 2009 were as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Total amount of trade receivables that are managed and securitized	¥635,610	¥595,968	$6,834,516
Assets transferred	(22,004)	(103,768)	(236,602)

Total amount of trade receivable on balance sheet	¥613,606	¥492,200	$6,597,914

A certain U.S. subsidiary’s retained interests, which are included in the recourse provisions, are subordinate to investor’s interests. Their values are estimated based on the present value of future expected cash flows, using certain key assumptions such as a weighted average life, prepayment speed over the life and expected credit losses over the life.
Key assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the year ended March 31, 2010 and 2009 were as follows:

	2010	2009
Weighted-average life	23 months	28 months
Prepayment speed over the life	0.6%	0.6%
Expected credit losses over the life	5.6%	2.4%
The carrying amount of retained interest was ¥1,378 million ($14,817 thousand) liability and ¥919 million asset as of March 31, 2010 and 2009, respectively. The impacts of 10% and 20% changes of the key assumptions on the fair value of retained interest as of March 31, 2010 are immaterial.
6. Inventories
At March 31, 2010 and 2009, inventories comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Finished products, including finished parts held for sale	¥254,157	¥328,643	$2,732,871
Work in process	102,096	128,345	1,097,807
Materials and supplies	40,163	50,369	431,860

Total	¥396,416	¥507,357	$4,262,538

7. Investment Securities
Investment securities at March 31, 2010 and 2009, primarily consisted of securities available for sale. Komatsu does not have intentions to sell these securities within a year as of the balance sheet date.
The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at March 31, 2010 and 2009, are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2010
Investment securities:
Marketable equity securities available for sale	¥24,988	¥22,235	¥45	¥47,178

Other investment securities at cost	13,289
Other	—

	¥38,277

At March 31, 2009
Investment securities:
Marketable equity securities available for sale	¥24,112	¥13,419	¥465	¥37,066

Other investment securities at cost	16,788
Other	101

	¥41,001

	Thousands of U.S. dollars
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2010
Investment securities:
Marketable equity securities available for sale	$268,688	$239,086	$484	$507,290

Other investment securities at cost	142,893
Other	—

	$411,581

Other investment securities primarily include non-marketable equity securities. The fair value of other investment securities was not estimated as it was not practicable to estimate the fair value of investments and no significant events or changes that might have effected the fair value of those investments were observed.
Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.
Proceeds from the sale of investment securities available for sale were ¥1,005 million ($10,806 thousand), ¥703 million and ¥601 million for the years ended March 31, 2010, 2009 and 2008, respectively.
Net realized gains or losses on impairment or sale of investment securities available for sale during the years ended March 31, 2010, 2009 and 2008, amounted to gains of ¥679 million ($7,301 thousand), losses of ¥9,188 million and losses of ¥289 million, respectively. Such gains and losses were included in “other income (expenses)” in the accompanying consolidated statements of income. The cost of the marketable securities and investment securities sold was computed based on the average cost method.
In connection with the share exchange of SUMCO CORPORATION and SUMCO TECHXIV CORPORATION effective May 30, 2008, the Company exchanged shares of SUMCO TECHXIV CORPORATION for those of SUMCO CORPORATION. In accordance with the ASC 325, “Investments — Other,” a non-cash gain of ¥6,148 million was recorded in “Other income (expenses)” in the accompanying consolidated statement of income for the year ended March 31, 2009. The Company recorded impairment losses of ¥5,645 million on its investment in SUMCO CORPORATION in connection with the decline of its fair value as “Other income (expenses)” in the accompanying consolidated statements of income for the year ended March 31, 2009. Gross unrealized holding gain of its investment in SUMCO CORPORATION was ¥3,478 million ($37,398 thousand) at March 31, 2010.
8. Investments in and Advances to Affiliated Companies
At March 31, 2010 and 2009, investments in and advances to affiliated companies comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Investments in capital stock	¥21,688	¥16,348	$233,204
Advances	2,314	2,901	24,882

Total	¥24,002	¥19,249	$258,086

The investments in and advances to affiliated companies relate to 20% to 50% owned companies whereby Komatsu has the ability to exercise significant influence over the operational and financial policies.
Dividends received from affiliated companies were ¥329 million ($3,538 thousand), ¥869 million and ¥286 million during the years ended March 31, 2010, 2009 and 2008, respectively.
Trade notes and accounts receivable from affiliated companies at March 31, 2010 and 2009, were ¥17,838 million ($ 191,806 thousand) and ¥14,954 million, respectively.
Short-term loans receivable from affiliated companies at March 31, 2010 and 2009, were ¥2,222 million ($23,892 thousand) and ¥2,994 million, respectively.
Trade notes and accounts payable to affiliated companies at March 31, 2010 and 2009, were ¥10,180 million ($109,462 thousand) and ¥5,242 million, respectively.
Net sales for the years ended March 31, 2010, 2009 and 2008, included net sales to affiliated companies in the amounts of ¥37,058 million ($398,473 thousand), ¥41,821 million and ¥61,128 million, respectively.
Intercompany profits (losses) have been eliminated in the consolidated financial statements.
As of March 31, 2010 and 2009, consolidated unappropriated retained earnings included Komatsu’s share of undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥9,379 million ($100,849 thousand) and ¥9,743 million, respectively.
The difference between the carrying value of the investments in affiliated companies and Komatsu’s equity in the underlying net assets of such affiliated companies is insignificant as of March 31, 2010 and 2009.
Investments in affiliated companies include certain equity securities which have been quoted on an established market. The carrying amount of such equity securities at March 31, 2009 was ¥401 million. The quoted market value of the equity securities at March 31, 2009 was ¥469 million. There were no such investments in affiliated companies at March 31, 2010.

Summarized financial information for affiliated companies at March 31, 2010 and 2009, and for the years ended March 31, 2010, 2009 and 2008, is as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Current assets	¥107,097	¥142,366	$1,151,581
Net property, plant and equipment—less accumulated depreciation	42,207	40,403	453,839
Investments and other assets	22,246	21,991	239,204

Total assets	¥171,550	¥204,760	$1,844,624

Current liabilities	¥79,894	¥104,734	$859,075
Noncurrent liabilities	35,156	48,161	378,022
Equity	56,500	51,865	607,527

Total liabilities and equity	¥171,550	¥204,760	$1,844,624

				Thousands of
	Millions of yen			U.S. dollars
	2010	2009	2008	2010
Net sales	¥168,418	¥205,798	¥333,505	$1,810,946

Net income	¥3,229	¥1,300	¥16,731	$34,720

9. Property, Plant and Equipment
The major classes of property, plant and equipment at March 31, 2010 and 2009, are as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Land	¥92,355	¥93,864	$993,065
Buildings	329,554	315,518	3,543,591
Machinery and equipment	710,511	682,241	7,639,903
Construction in progress	24,653	23,468	265,086

Total	1,157,073	1,115,091	12,441,645
Less: accumulated depreciation	(631,973)	(589,629)	(6,795,408)

Net property, plant and equipment	¥525,100	¥525,462	$5,646,237

During March 2009, Komatsu decided to shut down Mooka plant in the construction, mining and utility equipment segment and Komatsu plant in the industrial machinery and others segment and transfer their production capacity to other plants. Impairment losses were recorded ¥4,728 million for Mooka plant, ¥1,808 million for Komatsu plant for the year ended March 31, 2009. Impairment losses were insignificant for the year ended March 31, 2010.
10. Pledged Assets
At March 31, 2010, assets pledged as collateral for long-term debt and guarantees for debt are as follows:

		Thousands of
	Millions of yen	U.S. dollars
Cash and cash equivalents	¥2	$21
Other current assets	1,887	20,290
Property, plant and equipment—less accumulated depreciation	4,660	50,108

Total	¥6,549	$70,419

The above assets were pledged against the following liabilities:

		Thousands of
	Millions of yen	U.S. dollars
Appearing in the consolidated balance sheets as:
Long-term debt	¥4,660	$50,107
Guarantees for debt	1,889	20,312

Total	¥6,549	$70,419

11. Goodwill and Other Intangible Assets
The information for intangible assets other than goodwill at March 31, 2010 and 2009 are as follows:

	Millions of yen						Thousands of U.S. dollars
	2010			2009			2010
	Gross		Net	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	amount	amortization	amount	amount	amortization	amount	amount	amortization	amount
Other intangible assets subject to amortization:
Software	¥26,059	¥(4,640)	¥21,419	¥23,386	¥(3,031)	¥20,355	$280,204	$(49,892)	$230,312
Other	39,242	(11,629)	27,613	36,262	(9,179)	27,083	421,957	(125,043)	296,914

Total	65,301	(16,269)	49,032	59,648	(12,210)	47,438	702,161	(174,935)	527,226
Other intangible assets not subject to amortization			12,697			12,908			136,527

Total other intangible assets			¥61,729			¥60,346			$663,753

At March 31, 2010, the amounts of other in other intangible assets subject to amortization mainly consist of intangible assets resulted from the acquisition of additional shares of NTC for the fiscal year ended March 31, 2008.
For the fiscal year ended March 31, 2009, Komatsu recognized an impairment loss of ¥2,831 million related to an asset group engaged in the rental business in Japan within the construction, mining and utility equipment segment due to significant deterioration in the rental business. The entire impairment loss was allocated to certain definite lived intangible assets within the asset group. The fair value used to measure the impairment of the asset group was based on discounted cash flows using Komatsu’s weighted average cost of capital.
The aggregate amortization expense of other intangible assets subject to amortization for the year ended March 31, 2010, 2009 and 2008 were ¥8,633 million ($92,828 thousand), ¥12,611 million and ¥5,487 million, respectively. The future estimated amortization expenses for each of five years relating to intangible assets currently recorded in the consolidated balance sheet are as follows:

		Thousands of
Year ending March 31	Millions of yen	U.S. dollars
2011	¥8,358	$89,871
2012	7,883	84,763
2013	6,782	72,925
2014	4,538	48,796
2015	3,143	33,796
The changes in carrying amounts of goodwill for the year ended March 31, 2010 and 2009 were as follow:

	Millions of yen
	Construction, Mining	Industrial Machinery
	and Utility Equipment	and Others
	segment	segment	Total
Balance at March 31, 2008
Goodwill	¥25,194	¥13,355	¥38,549
Accumulated impairment losses	(6,176)	(540)	(6,716)
	¥19,018	¥12,815	¥31,833

Goodwill acquired during the year	628	588	1,216
Impairment losses	(2,003)	—	(2,003)
Foreign exchange impact	(2,318)	—	(2,318)
Other	(67)	—	(67)

Balance at March 31, 2009
Goodwill	23,437	13,943	37,380
Accumulated impairment losses	(8,179)	(540)	(8,719)
	¥15,258	¥13,403	¥28,661

Goodwill acquired during the year	736	—	736
Foreign exchange impact	173	—	173

Balance at March 31, 2010
Goodwill	24,346	13,943	38,289
Accumulated impairment losses	(8,179)	(540)	(8,719)

	¥16,167	¥13,403	¥29,570

	Thousands of U.S. dollars
	Construction, Mining	Industrial Machinery
	and Utility Equipment	and Others
	segment	segment	Total
Balance at March 31, 2009
Goodwill	$252,011	$149,925	$401,936
Accumulated impairment losses	(87,946)	(5,807)	(93,753)
	$164,065	$144,118	$308,183

Goodwill acquired during the year	7,914	—	7,914
Foreign exchange impact	1,860	—	1,860

Balance at March 31, 2010
Goodwill	261,785	149,925	411,710
Accumulated impairment losses	(87,946)	(5,807)	(93,753)

	$173,839	$144,118	$317,957

For the fiscal year ended March 31, 2009, Komatsu recognized an impairment loss of ¥2,003 million, on goodwill allocated to Japanese rental business reporting unit in the construction, mining and utility equipment segment, due to unfavorable business circumstance of the business. This impairment loss was recognized based on the difference by which the carrying value of the goodwill of the reporting unit exceeded its implied fair value as determined based on estimated future discounted cash flow.
Goodwill acquired during the fiscal year ended March 31, 2010 resulted from the acquisition of additional shares of KACF. Goodwill acquired during the fiscal year ended March 31, 2009 principally resulted from the acquisition of additional shares of NTC and acquisition of shares of BR.
12. Short-Term and Long-Term Debt
Short-term debt at March 31, 2010 and 2009, consisted of the following:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Banks, insurance companies and other financial institutions	¥92,438	¥125,087	$993,957
Commercial paper	31,000	95,000	333,333

Short-term debt	¥123,438	¥220,087	$1,327,290

The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 2010 and 2009, were 1.9% and 3.2%, respectively. Certain consolidated subsidiaries have entered into contracts for committed credit lines totaling ¥50,082 million ($538,516 thousand) and have unused committed lines of credit amounting to ¥23,741 million ($255,280 thousand) with certain financial institutions at March 31, 2010, which are available for full and immediate borrowings. The Company is party to a committed ¥160,000 million ($1,720,430 thousand) commercial paper program and unused committed commercial paper program amounting to ¥129,000 million ($1,387,097 thousand) at March 31, 2010, is available upon the satisfaction of certain customary procedural requirements. Long-term debt at March 31, 2010 and 2009, consisted of the following:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Long-term debt with collateral (Note 10):
Banks, insurance companies and other financial institutions, maturing in 2010, weighted-average rate 1.8%	¥50	¥1,400	$538
Long-term debt without collateral:
Banks, insurance companies and other financial institutions, maturing serially through 2010-2025, weighted-average rate 2.3%	228,311	162,261	2,454,957
Euro Medium-Term Notes
maturing serially through 2010-2013, weighted-average rate 0.7%	68,142	63,332	732,710
1.45% Unsecured Bonds due 2009	—	10,000	—
0.98% Unsecured Bonds due 2010	—	200	—
1.66% Unsecured Bonds due 2012	20,000	20,000	215,054
0.85% Unsecured Bonds due 2012	10,000	—	107,527
1.53% Unsecured Bonds due 2013	30,000	30,000	322,580
1.19% Unsecured Bonds due 2014	30,000	—	322,580
Capital lease obligations (Note 17)	72,951	86,399	784,419
Other	3,487	6,176	37,495

Total	462,941	379,768	4,977,860
Less: current maturities	(105,956)	(87,662)	(1,139,312)

Long-term debt	¥356,985	¥292,106	$3,838,548

In 1996, the Company, Komatsu Finance America Inc. and Komatsu Finance (Netherlands) B.V. registered the US$1.0 billion Euro Medium-Term Note Program (“the Program”) on the London Stock Exchange. On April 1, 1999, the registered amount of the Program was increased to US$1.2 billion. On October 14, 2003, Komatsu Europe Coordination Center N.V. and on September 25, 2008, Komatsu Capital Europe S.V. were added as an issuer under the Program, respectively. At March 31, 2010, the issuers under the Program were the Company, Komatsu Finance America Inc. and Komatsu Capital Europe S.A. Under the Program, each of the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuers and dealers. The issuers under the Program issued ¥25,856 million ($278,022 thousand) during the fiscal year ended March 31,2010, and ¥10,000 million during the fiscal year ended March 31,2009 of Euro Medium-Term Notes with various interest rates and maturity dates.
The Company has established a program to issue up to ¥100,000 million ($1,075,269 thousand) of variable term bonds.
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
Annual maturities of long-term debt subsequent to March 31, 2010, excluding market value adjustments of ¥7,171 million ($77,108 thousand) are as follows:

		Thousands of
Year ending March 31	Millions of yen	U.S. dollars
2011	¥104,111	$1,119,473
2012	120,638	1,297,183
2013	118,775	1,277,150
2014	57,678	620,194
2015	52,247	561,796
2016 and thereafter	2,321	24,957

Total	¥455,770	$4,900,753

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
The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the defined benefit plans are as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Change in benefit obligation:
Benefit obligation, beginning of year	¥139,569	¥143,214	$1,500,742
Service cost	7,224	8,460	77,677
Interest cost	3,745	3,885	40,269
Actuarial loss (gain)	4,048	462	43,527
Plan participants’ contributions	49	98	527
Acquisition	—	348	—
Plan amendment	208	—	2,236
Curtailment	—	330	—
Benefits paid	(17,446)	(13,234)	(187,591)
Foreign currency exchange rate change	55	(3,994)	591

Benefit obligation, end of year	¥137,452	¥139,569	$1,477,978

Change in plan assets:
Fair value of plan assets, beginning of year	¥88,252	¥107,183	$948,946
Actual return on plan assets	10,329	(12,044)	111,065
Employer contributions	6,465	4,549	69,516
Plan participants’ contributions	49	98	527
Acquisition	—	66	—
Benefits paid	(10,788)	(8,496)	(116,000)
Foreign currency exchange rate change	96	(3,104)	1,032

Fair value of plan assets, end of year	¥94,403	¥88,252	$1,015,086

Funded status, end of year	¥(43,049)	¥(51,317)	$(462,892)

Prepaid benefit cost	¥22	¥184	$237
Other current liability	(89)	(623)	(957)
Accrued benefit liability	(42,982)	(50,878)	(462,172)

	¥(43,049)	¥(51,317)	$(462,892)

Amounts recognized in accumulated other comprehensive income (loss):
Actuarial loss	¥34,979	¥41,258	$376,118
Prior service cost	1,370	1,341	14,731

	¥36,349	¥42,599	$390,849

The accumulated benefit obligations for all defined benefit plans were ¥130,571 million ($1,403,989 thousand) and ¥131,620 million, respectively, at March 31, 2010 and 2009.

Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets is as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥119,363	¥127,171	$1,283,473
Plan assets	82,806	82,868	890,387

Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥134,348	¥139,506	$1,444,602
Plan assets	91,255	88,182	981,237
Components of net periodic pension cost
Net periodic cost of the companies’ defined benefit plans for the years ended March 31, 2010, 2009 and 2008, consisted of the following components:

				Thousands of
	Millions of yen			U.S. dollars
	2010	2009	2008	2010
Service cost - Benefits earned during the year	¥7,224	¥8,460	¥6,390	$77,677
Interest cost on projected benefit obligation	3,745	3,885	3,776	40,269
Expected return on plan assets	(2,452)	(3,029)	(3,210)	(26,366)
Amortization of actuarial loss	2,478	1,622	570	26,645
Amortization of prior service cost	179	535	825	1,925
Curtailment and settlement loss (gain)	(28)	475	—	(301)

Net periodic cost	¥11,146	¥11,948	¥8,351	$119,849

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended March 31, 2010 and 2009 are summarized as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Current year actuarial loss	¥(3,829)	¥15,870	$(41,172)
Amortization of actuarial loss	(2,450)	(2,031)	(26,344)
Current year prior service cost	208	(5)	2,237
Amortization of prior service cost	(179)	(601)	(1,925)

	¥(6,250)	¥13,233	$(67,204)

The estimated actuarial loss and prior service cost for the defined benefit plans that will be amortized from accumulated other comprehensive income (loss) into net periodic cost over the next fiscal year are summarized as follows.

		Thousands of
	Millions of yen	U.S. dollars
Actuarial loss	¥2,203	$23,688

Prior service cost	182	1,957

Information with respect to the defined benefit plans is as follows:
Assumptions
Weighted-average assumptions used to determine benefit obligations at March 31:

	Domestic plans		Foreign plans
	2010	2009	2010	2009
Discount rate	2.0%	2.0%	6.0%	6.9%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.8%	3.9%	—	—
Assumed rate of increase in future compensation levels	2.6%	2.4%	4.4%	4.1%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	Domestic plans			Foreign plans
	2010	2009	2008	2010	2009	2008
Discount rate	2.0%	2.0%	1.9%	6.9%	6.7%	5.6%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.9%	3.9%	3.7%	—	—	—
Assumed rate of increase in future compensation levels	2.4%	2.0%	2.3%	4.1%	4.4%	4.1%
Expected long-term rate of return on plan assets	1.9%	1.9%	1.9%	7.6%	7.5%	7.6%
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
Komatsu’s basic portfolio for plan assets consists of three major components: approximately 35 % is invested in equity securities, approximately 30% is invested in debt securities, and approximately 35% is invested in other investment assets, primarily consisting of investments in life insurance company general accounts.
The equity securities are selected primarily from stocks that are listed on the securities exchanges. Prior to investing, Komatsu has investigated the business condition of the investee companies, and appropriately diversified investments by type of industry and other relevant factors. The debt securities are selected primarily from government bonds and municipal bonds, and corporate bonds. Prior investing, Komatsu has investigated the quality of the issue, including rating, interest rate and repayment dates, and has appropriately diversified the investments. Pooled funds are selected using strategies consistent with the equity described above. As for investments in life insurance company general accounts, the contracts with the insurance companies include a guaranteed interest rate and return of capital. With respect to investments in foreign investment assets, Komatsu has investigated the stability of the underlying governments and economies, the market characteristics such as settlement systems and the taxation systems. For each such investment, Komatsu has selected the appropriate investment country and currency. There is no significant concentration of risk within the portfolio of investments.
The three levels of input used to measure fair value are more full described in Note 22.

The fair values of benefit plan assets at March 31, 2010, by asset class are as follows:

	Millions of yen
	2010
	Level 1	Level 2	Level 3	Total
Plan assets
Cash	¥4,486	¥—	¥—	¥4,486
Equity securities
Japanese equities	13,730	—	—	13,730
Foreign equities	17,358	—	—	17,358
Pooled funds	2,650	—	—	2,650
Debt securities
Government bonds and municipal bonds	20,030	1,245	—	21,275
Corporate bonds	—	4,698	—	4,698
Other assets
Life insurance company general accounts	—	29,638	—	29,638
Other	145	—	423	568

Total	¥58,399	¥35,581	¥423	¥94,403

	Thousands of U.S. dollars
	2010
	Level 1	Level 2	Level 3	Total
Plan assets
Cash	$48,237	$—	$—	$48,237
Equity securities
Japanese equities	147,634	—	—	147,634
Foreign equities	186,645	—	—	186,645
Pooled funds	28,495	—	—	28,495
Debt securities
Government bonds and municipal bonds	215,376	13,387	—	228,763
Corporate bonds	—	50,516	—	50,516
Other assets
Life insurance company general accounts	—	318,688	—	318,688
Other	1,559	—	4,549	6,108

Total	$627,946	$382,591	$4,549	$1,015,086

(1)
The plan’s equity securities include common stock of the Company in the amount of ¥48 million ($516 thousand) (0.08% of the Company’s total plan assets) and ¥21 million (0.03% of the Company’s total plan assets) at March 31, 2010 and 2009, respectively.

(2)	The plan’s pooled funds which are primarily hold by the U.S. subsidiaries include listed foreign equity securities primarily consisting U.S. equity.

(3)	The plan’s government bonds and municipal bonds include approximately 50% Japanese bonds and 50% foreign bonds.
Each level into which assets are categorized is based on inputs used to measure the fair value of the assets, and does not indicate the risks of the assets.
Level 1 assets are comprised principally of equity and debt securities, which are valued using quoted prices in active markets. Level 2 assets are comprised of debt securities and investments in life insurance company general accounts. Debt securities are valued using inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly. Investments in life insurance company general accounts are valued at conversion value.
The fair value of level 3 assets, consisting of the investment trusts hold by foreign subsidiaries, was ¥423 million ($4,549 thousand) and ¥377 million ($4,054 thousand) at March 31, 2010 and 2009, respectively. Amounts of actual returns on, and purchases and sales of, these assets during the year ended March 31, 2010 are not material to Komatsu’s consolidated financial position or results of operations.
Cash flows
(1) Contributions
The Company and certain subsidiaries expect to contribute ¥4,346 million ($46,731 thousand) to their benefit plans in the year ending March 31, 2011.

(2) Estimated future benefit payments
The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

		Thousands of
Year ending March 31	Millions of yen	U.S. dollars
2011	¥13,379	$143,860
2012	14,039	150,957
2013	11,998	129,011
2014	7,863	84,548
2015	8,805	94,677
Through 2016-2020	¥44,270	$476,022
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
The reconciliation of beginning and ending balances of the accumulated postretirement benefit obligations and the fair value of the plan assets of the U.S. subsidiaries’ plans are as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Change in accumulated postretirement benefit obligation:
Accumulated postretirement benefit obligation, beginning of year	¥9,069	¥9,555	$97,516
Service cost	231	311	2,484
Interest cost	528	575	5,677
Actuarial loss (gain)	979	150	10,527
Plan amendment	—	(393)	—
Curtailment	(456)	—	(4,903)
Plan participants’ contributions	2	—	22
Medicare Part D	68	74	731
Benefits paid	(659)	(839)	(7,086)
Foreign currency exchange rate change	(346)	(364)	(3,721)

Accumulated postretirement benefit obligation, end of year	¥9,416	¥9,069	$101,247

Change in plan assets:
Fair value of plan assets, beginning of year	¥6,579	¥7,521	$70,742
Actual return on plan assets	1,156	(821)	12,430
Employer contributions	657	837	7,065
Plan participants’ contributions	2	—	22
Benefits paid	(1,894)	(839)	(20,366)
Foreign currency exchange rate change	(348)	(119)	(3,742)

Fair value of plan assets, end of year	¥6,152	¥6,579	$66,151

Funded status, end of year	¥(3,264)	¥(2,490)	$(35,096)

Prepaid benefit cost	¥700	¥677	$7,527
Other current liabilities	(38)	(37)	(408)
Accrued benefit liability	(3,926)	(3,130)	(42,215)

	¥(3,264)	¥(2,490)	$(35,096)

Amounts recognized in accumulated other comprehensive income (loss):
Actuarial loss	¥3,502	¥3,945	$37,656
Prior service cost	616	686	6,624

	¥4,118	¥4,631	$44,280

Accumulated postretirement benefit obligations exceed plan assets for each of the U.S. subsidiaries’ plans.

Components of net periodic postretirement benefit cost
Net periodic postretirement benefit cost of the U.S. subsidiaries’ plans for the years ended March 31, 2010, 2009 and 2008, included the following components:

				Thousands of
	Millions of yen			U.S. dollars
	2010	2009	2008	2010
Service cost	¥231	¥311	¥340	$2,484
Interest cost	528	575	597	5,677
Expected return on plan assets	(324)	(400)	(232)	(3,484)
Amortization of actuarial loss	250	201	160	2,688
Amortization of prior service cost	70	128	144	753
Curtailment and settlement loss (gain)	(116)	—	—	(1,247)

Net periodic postretirement benefit cost	¥639	¥815	¥1,009	$6,871

Other changes in plan assets and accumulated postretirement benefit obligations recognized in other comprehensive income (loss) for the years ended March 31, 2010 and 2009 are summarized as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Current year actuarial (gain) loss	¥(309)	¥1,371	$(3,322)
Amortization of actuarial loss	(134)	(201)	(1,441)
Current year prior service cost	—	(393)	—
Amortization of prior service cost	(70)	(128)	(753)

	¥(513)	¥649	$(5,516)

The estimated actuarial loss and prior service cost for the postretirement benefit plans that will be amortized from accumulated other comprehensive income (loss) into net periodic postretirement benefit cost over the next fiscal year are summarized as follows.

		Thousands of
	Millions of yen	U.S. dollars
Actuarial loss	¥234	$2,516

Prior service cost	70	753

Information with respect to the plans is as follows:
Assumptions
Weighted-average assumptions used to determine accumulated postretirement benefit obligations at March 31:

	2010	2009
Discount rate	5.4%	6.4%
Assumed rate of increase in future compensation levels	4.0%	4.0%
Current healthcare cost trend rate	7.8%	7.8%
Ultimate healthcare cost trend rate	4.8%	4.8%
Number of years to ultimate healthcare cost trend rate	7	7
Weighted average assumptions used to determine net periodic postretirement benefit cost for the years ended March 31:

	2010	2009	2008
Discount rate	6.4%	5.9%	5.5%
Assumed rate of increase in future compensation levels	4.0%	4.0%	4.0%
Expected long-term rate of return on plan assets	5.5%	5.5%	5.5%
Current healthcare cost trend rate	7.8%	7.7%	9.0%
Ultimate healthcare cost trend rate	4.8%	4.8%	5.0%
Number of years to ultimate healthcare cost trend rate	7	6	5
At March 31, 2010 and 2009, the impact of one percentage point change in the assumed health care cost trend rates was not material to Komatsu’s consolidated financial position or results of operations.

Plan assets
The U.S. subsidiaries’ investment policies are to provide returns that will maximize principal growth while accepting only moderate risk.
The U.S. subsidiaries’ asset portfolio will be invested in a manner that emphasizes safety of capital while achieving total returns consistent with prudent levels of risk. The basic portfolio for the plan assets are comprised approximately of 35% equity securities and 65% debt securities.
The equity securities are selected primarily from stocks that are listed on the securities exchanges. Prior to investing, Komatsu has investigated the business condition of the invested companies, and appropriately diversified investments by type of industry and other relevant factors. The debt securities are selected primarily from government bonds and municipal bonds, and corporate bonds. Prior investing, Komatsu has investigated the quality of the issue, including rating, interest rate and repayment dates, and has appropriately diversified the investments. Pooled funds are selected using strategies consistent with the equity described above. There is no significant concentration of risk within the portfolio of investments.
The three levels of input used to measure fair value are more full described in Note 22.
The fair values of postretirement benefit plan assets at March 31, 2010, by asset class are as follows:

	Millions of yen
	2010
	Level 1	Level 2	Level 3	Total
Plan assets
Cash	¥155	¥—	¥—	¥155
Equity securities
Foreign equities	959	—	—	959
Pooled funds	1,113	—	—	1,113
Debt securities
Government bonds	—	2,936	—	2,936
Corporate bonds	—	989	—	989

Total	¥2,227	¥3,925	¥—	¥6,152

	Thousands of U.S. dollars
	2010
	Level 1	Level 2	Level 3	Total
Plan assets
Cash	$1,667	$—	$—	$1,667
Equity securities
Foreign equities	10,312	—	—	10,312
Pooled funds	11,968	—	—	11,968
Debt securities
Government bonds	—	31,570	—	31,570
Corporate bonds	—	10,634	—	10,634

Total	$23,947	$42,204	$—	$66,151

(1)	The plan’s pooled funds include listed foreign equity securities primarily consisting U.S. equity.

(2)	The plan’s government bonds are U.S. government bonds.
Each level into which assets are categorized is based on inputs used to measure the fair value of the assets, and does not indicate the risks of the assets.
Level 1 assets are comprised principally of equity securities, which are valued using quoted prices in active markets. Level 2 assets are comprised of debt securities, which are valued using inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

Cash flows
(1) Contributions
The U.S. subsidiaries expect to contribute ¥38 million ($409 thousand) to their post retirement benefit plans in the year ending March 31, 2011.
(2) Estimated future benefit payments
The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

		Thousands of
Year ending March 31	Millions of yen	U.S. dollars
2011	¥738	$7,935
2012	765	8,226
2013	786	8,452
2014	807	8,677
2015	825	8,871
Through 2016-2020	¥4,481	$48,183
Directors of the Company and domestic subsidiaries are primarily covered by unfunded retirement allowance plans. At March 31, 2010, 2009 and 2008, the amounts required if all directors covered by the plans had terminated their service have been fully accrued. Such amounts are not material to Komatsu’s consolidated financial position or results of operations for any of the periods presented.
Certain subsidiaries maintain various defined contribution plans covering certain employees. The amount of cost recognized for all periods presented is not material to Komatsu’s consolidated financial position or results of operations.
14. Komatsu Ltd. Shareholders’ Equity

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
If such United States practice had been applied to the cumulative free distributions made by the Company, capital surplus at March 31, 2010, would have been increased by ¥103,189 million ($1,109,559 thousand) with a corresponding decrease in unappropriated retained earnings. At March 31, 2010 and 2009, affiliated companies owned 1,094,600 and 1,127,100 shares which represent 0.11% and 0.12% of the Company’s common stock outstanding, respectively.
The Corporate Act, which has been in force since May 1, 2006 (“the Act”), requires a company to obtain the approval of shareholders for transferring an amount between common stock and capital surplus. Common stock and capital surplus also are available for being transferred to other capital surplus or being used to reduce a deficit mainly upon an approval of shareholders.
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
(3) Retained Earnings and Dividends
The amount of retained earnings available for dividends under the Act is based on the amount recorded in the Company’s general books of account maintained in accordance with accounting principles generally accepted in Japan. In addition to the Act provision requiring an appropriation for capital surplus or legal reserve as discussed above, the Act imposes certain limitations on the amount of retained earnings available for dividends. Accordingly, total shareholders’ equity of ¥271,404 million ($2,918,323 thousand), included in the Company’s general books of account as of March 31, 2010 is available for dividends under the Act.

The Board of Directors recommended to and approved by the shareholders, at the general meeting held on June 23, 2010, payment of a cash dividend totaling ¥7,748 million ($83,312 thousand) to shareholders of record on March 31, 2010. In accordance with the Act, the approved dividend has not been reflected in the consolidated financial statements as of March 31, 2010. Dividends are reported in the consolidated statements of equity when approved and paid.
The Act provides that a company can make dividends of earnings anytime with resolution of the shareholders. It also provides that a company can declare an interim dividend once a fiscal year according to its charter of corporation.
(4) Stock Option Plan
The Company intends to transfer treasury shares to directors and certain employees and certain directors of subsidiaries and affiliated companies under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is the amount calculated by taking the average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls and multiplying by 1.05, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant. Based on the resolutions of the shareholders’ meeting on June 24, 2009, June 24, 2008 and June 22, 2007 and the Board of Directors on July 14, 2009, July 15, 2008 and July 10, 2007, the Company issued 642 rights, 463 rights and 562 rights of its share acquisition rights during the years ended March 31, 2010, 2009 and 2008, respectively (The number of shares subject to be issued to one stock acquisition right shall be 1,000 shares.). The options vest 100% on each of the grant dates and are exercisable from September 1, 2010, September 1, 2009 and September 1, 2008, September 3, 2008, respectively.
Komatsu recognizes compensation expense using the fair value method. Compensation expenses during the years ended March 31, 2010, 2009 and 2008 were ¥413 million ($4,441 thousand), ¥376 million and ¥711 million, respectively, and were recoded in selling, general and administrative expenses. Compensation expenses after tax during the years ended March 31, 2010, 2009 and 2008 were ¥246 million ($2,645 thousand), ¥224 million and ¥423 million, respectively.

The following table summarizes information about stock option activity for the years ended March 31, 2010, 2009 and 2008:

	2010			2009		2008
	Number of	Weighted average		Number of	Weighted average	Number of	Weighted average
	shares	exercise price		shares	exercise price	shares	exercise price
		Yen	U.S. dollars		Yen		Yen
Outstanding at beginning of year	2,891,000	¥2,022	$21.74	2,844,000	¥1,784	3,648,000	¥1,182
Granted	642,000	1,729	18.59	463,000	2,499	562,000	3,661
Exercised	(200,000)	595	6.40	(416,000)	926	(1,366,000)	947

Outstanding at end of year	3,333,000	2,051	22.05	2,891,000	2,022	2,844,000	1,784

Exercisable at end of year	2,691,000	2,128	22.88	2,428,000	1,931	2,282,000	1,322

The intrinsic values of options exercised were ¥153 million ($1,645 thousand), ¥722 million and ¥3,023 million for the years ended March 31, 2010, 2009 and 2008.
The information for options outstanding and options exercisable at March 31, 2010 are as follows.

	Outstanding						Options Exercisable
						Weighted average						Weighted average
		Weighted average		Intrinsic value		remaining		Weighted average		Intrinsic value		remaining
	Number of	exercise price		Millions of	Thousands of	contractual life	Number of	exercise price		Millions of	Thousands of	contractual life
Exercise Prices	shares	Yen	U.S. dollars	yen	U.S. dollars	years	Shares	Yen	U.S. dollars	yen	U.S. dollars	years
¥651 - 900	330,000	¥673	$7.24	¥425	$4,570	2.3	330,000	¥673	$7.24	¥425	$4,570	2.3
¥901 - 1,350	680,000	1,126	12.11	567	6,097	3.3	680,000	1,126	12.11	567	6,097	3.3
¥1,351 - 2,325	1,298,000	2,030	21.83	148	1,591	5.9	656,000	2,325	25.00	—	—	2.2
¥2,326 - 3,700	1,025,000	3,136	33.72	—	—	5.9	1,025,000	3,136	33.72	—	—	5.9

¥651 - 3,700	3,333,000	2,051	22.05	1,140	12,258	5.0	2,691,000	2,128	22.88	992	10,667	4.4

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

	2010	2009	2008
Grant-date fair value	¥643 ($6.91)	¥813	¥1,266
Expected term	7 years	7 years	7 years
Risk-free rate	0.17%–1.35%*	0.60%–1.48%*	0.76%–1.66%*
Expected volatility	44.00%	39.00%	38.00%
Expected dividend yield	2.07%	1.32%	1.36%

*	Interest rate corresponding to discount periods is applied to risk-free rate, that is as follows:

	1 year	2 years	3 years	4 years	5 years	6 years	7 years	8 years	9 years	10 years
2008	0.76%	0.87%	0.98%	1.08%	1.19%	1.29%	1.39%	1.48%	1.57%	1.66%
2009	0.60%	0.71%	0.82%	0.94%	1.02%	1.07%	1.07%	1.16%	1.33%	1.48%
2010	0.17%	0.24%	0.32%	0.48%	0.63%	0.74%	0.88%	1.03%	1.19%	1.35%
15. Other Comprehensive Income (Loss)
Other comprehensive income (loss) consists of changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative instruments, and is included in equity of the consolidated balance sheets.
Each component of accumulated other comprehensive income (loss) at March 31, 2010, 2009 and 2008, is as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2010	2009	2008	2010
Foreign currency translation adjustments:
Balance, beginning of year	¥(84,152)	¥(34,457)	¥9,204	$(904,861)
Adjustment for the year	(904)	(49,695)	(43,661)	(9,720)

Balance, end of year	¥(85,056)	¥(84,152)	¥(34,457)	$(914,581)

Net unrealized holding gains (losses) on securities available for sale:
Balance, beginning of year	¥8,646	¥24,736	¥39,807	$92,967
Net increase (decrease)	5,480	(16,090)	(15,071)	58,925

Balance, end of year	¥14,126	¥8,646	¥24,736	$151,892

Pension liability adjustments:
Balance, beginning of year	¥(29,235)	¥(19,208)	¥(15,300)	$(314,355)
Adjustment for the year	4,920	(10,027)	(3,908)	52,903

Balance, end of year	¥(24,315)	¥(29,235)	¥(19,208)	$(261,452)

Net unrealized holding gains (losses) on derivative instruments:
Balance, beginning of year	¥(1,003)	¥150	¥(210)	$(10,785)
Net increase (decrease)	614	(1,153)	360	6,602

Balance, end of year	¥(389)	¥(1,003)	¥150	$(4,183)

Total accumulated other comprehensive income (loss)
Balance, beginning of year	¥(105,744)	¥(28,779)	¥33,501	$(1,137,033)
Other comprehensive income (loss) for the year, net of tax	10,110	(76,965)	(62,280)	108,710

Balance, end of year	¥(95,634)	¥(105,744)	¥(28,779)	$(1,028,323)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of yen
	Pretax	Tax (expense)	Net of tax
	amount	or benefit	amount
2010:
Foreign currency translation adjustments	¥(1,196)	¥292	¥(904)
Net unrealized holding gains (losses) on securities available for sale:
Unrealized holding gains or (losses) arising during the year	9,124	(3,843)	5,281
Less: reclassification adjustment for (gains) or losses included in net income attributable to Komatsu Ltd.	336	(137)	199

Net unrealized gains (losses)	9,460	(3,980)	5,480
Pension liability adjustments
Unrealized holding gains or (losses) arising during the year	3,930	(1,224)	2,706
Less: reclassification adjustment for (gains) or losses included in net income attributable to Komatsu Ltd.	2,833	(619)	2,214

Net unrealized gains (losses)	6,763	(1,843)	4,920
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	2,121	(1,138)	983
Net (gains) or losses reclassified into earnings	(621)	252	(369)

Net unrealized gains (losses)	1,500	(886)	614

Other comprehensive income	¥16,527	¥(6,417)	¥10,110

2009:
Foreign currency translation adjustments	¥(50,243)	¥548	¥(49,695)
Net unrealized holding gains (losses) on securities available for sale:
Unrealized holding gains or (losses) arising during the year	(29,333)	11,432	(17,901)
Less: reclassification adjustment for (gains) or losses included in net income attributable to Komatsu Ltd.	3,058	(1,247)	1,811

Net unrealized gains (losses)	(26,275)	10,185	(16,090)
Pension liability adjustments
Unrealized holding gains or (losses) arising during the year	(16,843)	4,420	(12,423)
Less: reclassification adjustment for (gains) or losses included in net income attributable to Komatsu Ltd.	2,961	(565)	2,396

Net unrealized gains (losses)	(13,882)	3,855	(10,027)
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	855	(306)	549
Net (gains) or losses reclassified into earnings	(2,892)	1,190	(1,702)

Net unrealized gains (losses)	(2,037)	884	(1,153)

Other comprehensive loss	¥(92,437)	¥15,472	¥(76,965)

2008:
Foreign currency translation adjustments	¥(43,661)	¥—	¥(43,661)
Net unrealized holding gains (losses) on securities available for sale:
Unrealized holding gains or (losses) arising during the year	(30,182)	15,098	(15,084)
Less: reclassification adjustment for (gains) or losses included in net income attributable to Komatsu Ltd.	22	(9)	13

Net unrealized gains (losses)	(30,160)	15,089	(15,071)
Pension liability adjustments
Unrealized holding gains or (losses) arising during the year	(8,254)	3,337	(4,917)
Less: reclassification adjustment for (gains) or losses included in net income attributable to Komatsu Ltd.	1,699	(690)	1,009

Net unrealized gains (losses)	(6,555)	2,647	(3,908)
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	1,726	(704)	1,022
Net (gains) or losses reclassified into earnings	(1,118)	456	(662)

Net unrealized gains (losses)	608	(248)	360

Other comprehensive loss	¥(79,768)	¥17,488	¥(62,280)

	Thousands of U.S. dollars
	Pretax	Tax (expense)	Net of tax
	amount	or benefit	amount
2010:
Foreign currency translation adjustments	$(12,860)	$3,140	$(9,720)
Net unrealized holding gains (losses) on securities available for sale:
Unrealized holding gains or (losses) arising during the year	98,108	(41,323)	56,785
Less: reclassification adjustment for (gains) or losses included in net income attributable to Komatsu Ltd.	3,613	(1,473)	2,140

Net unrealized gains (losses)	101,721	(42,796)	58,925
Pension liability adjustments
Unrealized holding gains or (losses) arising during the year	42,258	(13,161)	29,097
Less: reclassification adjustment for (gains) or losses included in net income attributable to Komatsu Ltd.	30,462	(6,656)	23,806

Net unrealized gains (losses)	72,720	(19,817)	52,903
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	22,806	(12,236)	10,570
Net (gains) or losses reclassified into earnings	(6,677)	2,709	(3,968)

Net unrealized gains (losses)	16,129	(9,527)	6,602

Other comprehensive income	$177,710	$(69,000)	$108,710

16. Income Taxes
The sources of income (loss) from continuing operations before income taxes and equity in earnings of affiliated companies and the sources of income taxes for the years ended March 31, 2010, 2009 and 2008, were as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2010	2009	2008	2010
Income (loss) from continuing operations before income taxes and equity in earnings of affiliated companies:
Domestic	¥(35,965)	¥5,426	¥151,878	$(386,720)
Foreign	100,944	123,356	170,332	1,085,419

	¥64,979	¥128,782	¥322,210	$698,699

Income taxes:
Current—
Domestic	¥5,254	¥22,854	¥53,954	$56,495
Foreign	27,468	37,657	50,188	295,354

	32,722	60,511	104,142	351,849

Deferred—
Domestic	(6,272)	(17,008)	7,779	(67,441)
Foreign	(1,086)	(1,210)	3,873	(11,677)

	(7,358)	(18,218)	11,652	(79,118)

Total	¥25,364	¥42,293	¥115,794	$272,731

Total income taxes recognized for the years ended March 31, 2010, 2009 and 2008 were applicable to the following:

				Thousands of
	Millions of yen			U.S. dollars
	2010	2009	2008	2010
Income from continuing operations	¥25,364	¥42,293	¥115,794	$272,731
Income from discontinued operations	—	—	3,364	—
Other comprehensive income (loss):
Foreign currency translation adjustments	(292)	(548)	—	(3,140)
Net unrealized holding gains (losses) on securities available for sale	3,980	(10,185)	(15,089)	42,796
Pension liability adjustments	1,843	(3,855)	(2,647)	19,817
Net unrealized holding gains (losses) on derivative instruments	886	(884)	248	9,527

Total income taxes	¥31,781	¥26,821	¥101,670	$341,731

Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 2010 and 2009, are as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Deferred tax assets:
Allowances provided, not yet recognized for tax	¥3,332	¥1,587	$35,828
Accrued expenses	43,835	52,054	471,345
Property, plant and equipment	13,289	14,117	142,892
Inventories	8,551	8,902	91,946
Net operating loss carryforwards	51,543	26,618	554,226
Research and development expenses	690	461	7,419
Other	31,536	21,854	339,097

Total gross deferred tax assets	152,776	125,593	1,642,753

Less valuation allowance	(49,081)	(31,420)	(527,753)

Total deferred tax assets	¥103,695	¥94,173	$1,115,000

Deferred tax liabilities:
Unrealized holding gains on securities available for sale	¥7,829	¥4,213	$84,183
Deferral of profit from installment sales	104	213	1,118
Property, plant and equipment	11,519	11,807	123,860
Intangible assets	17,503	17,544	188,204
Undistributed earnings of foreign subsidiaries and affiliated companies accounted for by the equity method	3,847	3,080	41,366

Total deferred tax liabilities	¥40,802	¥36,857	$438,731

Net deferred tax assets	¥62,893	¥57,316	$676,269

Net deferred tax assets and liabilities as of March 31, 2010 and 2009 are reflected on the consolidated balance sheets under the following captions:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Deferred income taxes and other current assets	¥43,390	¥37,749	$466,559
Deferred income taxes and other assets	36,467	36,397	392,118
Deferred income taxes and other current liabilities	(128)	(228)	(1,376)
Deferred income taxes and other liabilities	(16,836)	(16,602)	(181,032)

	¥62,893	¥57,316	$676,269

The valuation allowances were ¥22,435 million and ¥30,879 million as of March 31, 2008 and 2007, respectively. The net changes in the total valuation allowance for the years ended March 31, 2010, 2009 and 2008 were an increase of ¥17,661 million ($189,903 thousand), an increase of ¥8,985 million and a decrease of ¥8,444 million, respectively. The increase for the year ended March 31, 2010 was mainly a result of additional valuation allowances recorded on deferred tax assets for net operating loss carryforwards at certain subsidiaries.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses available is to be utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets, net of the existing valuation allowances at March 31, 2010 and 2009, are deductible, management believes it is more likely than not that the companies will realize the benefits of these deductible differences and net operating loss carryforwards. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
The Company and its domestic subsidiaries are subject to a National Corporate tax rate of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a Japanese statutory income tax rate of approximately 40.8%. The inhabitant tax rate and Enterprise tax rate vary by local jurisdiction.

The differences between the Japanese statutory tax rates and the effective tax rates for the years ended March 31, 2010, 2009 and 2008, are summarized as follows:

	2010	2009	2008
Japanese statutory tax rate	40.8%	40.8%	40.8%
Increase (decrease) in tax rates resulting from:
Increase in valuation allowance	25.2	7.1	0.8
Expenses not deductible for tax purposes	6.8	2.9	2.0
Realization of tax benefits on operating losses of subsidiaries	(0.8)	(1.4)	(1.5)
Income of foreign subsidiaries taxed at lower than Japanese normal rate	(22.6)	(11.3)	(5.1)
Tax credit for research and development expenses	—	(0.7)	(0.8)
Realization of loss for investment in a subsidiary	(10.2)	—	—
Other, net	(0.2)	(4.6)	(0.3)

Effective tax rate	39.0%	32.8%	35.9%

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2010 and 2009, undistributed earnings of foreign subsidiaries aggregated ¥431,834 million ($4,643,376 thousand) and ¥392,766 million, respectively. Komatsu has a policy to distribute a certain portion of undistributed earnings of foreign subsidiaries. As of March 31, 2010 and 2009, Komatsu recognized deferred tax liabilities of ¥601 million ($6,462 thousand) and ¥386 million, respectively, associated with those earnings. As of March 31, 2010 and 2009, Komatsu has not recognized deferred tax liabilities of ¥14,077 million ($151,366 thousand) and ¥13,782 million, respectively, for such portion of undistributed earnings of foreign subsidiaries that the Company intends to reinvest indefinitely. At March 31, 2010, the Company and certain subsidiaries had net operating loss carryforwards aggregating approximately ¥133,798 million ($1,438,688 thousand), which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

		Thousands of
Year ending March 31, 2010	Millions of yen	U.S. dollars
Within 5 years	¥9,476	$101,893
6 to 20 years	121,267	1,303,946
Indefinite periods	3,055	32,849

Total	¥133,798	$1,438,688

Although Komatsu believes its estimates of unrecognized tax benefits are reasonable, uncertainties regarding the final determination of income tax audit settlements and any related litigation could affect the total amount of unrecognized tax benefits in the future periods. Based on the information available as of March 31, 2010, Komatsu does not expect significant changes to the unrecognized tax benefits within the next twelve months.
Komatsu files income tax returns in Japan and various foreign tax jurisdictions. In Japan, the Company is no longer subject to regular income tax examinations by the tax authority before and in the fiscal year ended March 31, 2007. In other foreign tax jurisdictions, major subsidiaries are no longer subject to income tax examinations by tax authorities before and in the fiscal year ended March 31, 2005 with few exceptions.

17. Rent Expenses
Komatsu leases office space and equipment and employee housing under cancelable and non-cancelable lease agreements. Rent expenses under cancelable and non-cancelable operating leases amounted to ¥13,823 million ($148,634 thousand), ¥14,625 million and ¥15,911 million, respectively, for the years ended March 31, 2010, 2009 and 2008. At March 31, 2010, the future minimum lease payments under non-cancelable operating leases and capital leases are as follows:

	Millions of yen			Thousands of U.S. dollars
	Capital	Operating lease		Capital	Operating lease
Year ending March 31	leases	commitments	Total	leases	commitments	Total
2011	¥23,307	¥4,783	¥28,090	$250,613	$51,430	$302,043
2012	28,149	2,994	31,143	302,677	32,194	334,871
2013	14,746	1,853	16,599	158,559	19,925	178,484
2014	7,627	1,022	8,649	82,011	10,989	93,000
2015	1,476	697	2,173	15,871	7,495	23,366
Thereafter	1,264	2,077	3,341	13,591	22,333	35,924

Total minimum lease payments	¥76,569	¥13,426	¥89,995	$823,322	$144,366	$967,688

Less: amounts representing interest	(3,618)			(38,903)

Present value of net minimum capital lease payments	¥72,951			$784,419

18. Net Income attributable to Komatsu Ltd. per Share
A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Komatsu Ltd. per share computations is as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2010	2009	2008	2010
Income from continuing operations attributable to Komatsu Ltd.	¥33,559	¥78,797	¥203,826	$360,849
Income from discontinued operations attributable to Komatsu Ltd.	—	—	4,967	—

Net income attributable to Komatsu Ltd.	¥33,559	¥78,797	¥208,793	$360,849

	Number of shares
	2010	2009	2008
Weighted average common shares outstanding, less treasury stock	968,013,328	985,585,385	994,844,955
Dilutive effect of:
Stock options	449,531	731,973	1,335,586

Weighted average diluted common shares outstanding	968,462,859	986,317,358	996,180,541

	Yen			U.S. cents
	2010	2009	2008	2010
Income from continuing operations attributable to Komatsu Ltd.:
Basic	¥34.67	¥79.95	¥204.88	¢	37.28
Diluted	34.65	79.89	204.61		37.26
Income from discontinued operations attributable to Komatsu Ltd.:
Basic	¥—	¥—	¥4.99	¢	—
Diluted	—	—	4.98		—
Net income attributable to Komatsu Ltd.:
Basic	¥34.67	¥79.95	¥209.87	¢	37.28
Diluted	34.65	79.89	209.59		37.26
19. Commitments and Contingent Liabilities
At March 31, 2010, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥9,850 million ($105,914 thousand) (Note 5).
Komatsu provides guarantees to third parties of loans of the employees, affiliated companies and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies and other companies are made to enhance the credit of those companies.

For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 10 years in the case of loans relating to the affiliated companies and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default is ¥88,379 million ($950,312 thousand) at March 31, 2010. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at March 31, 2010 were insignificant. Certain of those guarantees were secured by collateral and insurance issued to the Company.
Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.
Commitments for capital investment outstanding at March 31, 2010, aggregated approximately ¥4,700 million ($50,538 thousand).
Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial statements.
Komatsu has business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.
Komatsu also issues contractual product warranties under which it generally guarantee the performance of products delivered and services rendered for a certain period or term. Change in accrued product warranty cost for the years ended March 31, 2010 and 2009 is summarized as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Balance at beginning of year	¥28,256	¥31,890	$303,828
Addition	21,149	25,288	227,409
Utilization	(25,477)	(26,369)	(273,946)
Other	(170)	(2,553)	(1,829)

Balance at end of year	¥23,758	¥28,256	$255,462

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
Fair Value Hedges
Komatsu uses derivative financial instruments designated as fair value hedges to manage primarily interest rate and foreign exchange risks associated with debt obligations. Principally interest rate swaps and cross-currency swaps are used to hedge such risk for debt obligations. Changes in fair value of the hedged debt obligations and derivative instruments designated as fair value hedge are offset and recognized in other income (expenses). For the years ended March 31, 2010, 2009 and 2008, hedge ineffectiveness resulting from fair value hedging activities was not material to Komatsu’s result of operations. During the same period, no fair value hedges were discontinued.
Cash Flow Hedges
Komatsu uses derivative financial instruments designated as cash flow hedges to manage Komatsu’s foreign exchange risks associated with forecasted transactions and Komatsu’s interest risks associated with debt obligations. For transactions denominated in foreign currencies, Komatsu typically hedges forecasted and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, Komatsu enters into interest rate swap contracts to manage the changes in cash flows. Komatsu records the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss). These amounts are reclassified into earnings through other income (expenses) when the hedged items impact earnings. Approximately ¥186 million ($2,000 thousand) of existing income included in accumulated other comprehensive income (loss) at March 31, 2010 will be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the years ended March 31, 2010 as a result of anticipated transactions that are no longer probable of occurring.

Undesignated Derivative Instruments
Komatsu has entered into interest rate swap contracts not designated as hedging instruments under ASC 815, “Derivatives and Hedging” as a means of managing Komatsu’s interest rate exposures for short-term and long-term debts. Forward contracts and option contracts not designated as hedging instruments under ASC815 are also used to hedge certain foreign currency exposures. The changes in fair value of such instruments are recognized currently in earnings.
Notional Principal Amounts of Derivative Financial Instruments
Notional principal amounts of derivative financial instruments outstanding at March 31, 2010 and 2009 are as follows.

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Forwards and options:
Sale of foreign currencies	¥40,209	¥30,868	$432,355
Purchase of foreign currencies	48,809	48,424	524,828
Option contracts (purchased)	949	1,011	10,204
Interest rate swap, cross- currency swap and interest rate cap agreements	184,487	226,754	1,983,731
Fair value of derivative instruments at March 31, 2010 and 2009 on the consolidated balance sheets are as follows:

	Millions of yen
	2010
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥73	Deferred income taxes and other current liabilities	¥830
Interest rate swaps, cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	354	Deferred income taxes and other current liabilities	734
	Deferred income taxes and other assets	99	Deferred income taxes and other liabilities	—

Total		¥526		¥1,564

	Derivative Assets		Derivative Liabilities
	Location on the consolidated	Estimated	Location on the consolidated	Estimated
Undesignated derivative instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥90	Deferred income taxes and other current liabilities	¥1,248
Option contracts	Deferred income taxes and other current assets	18	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	1,730	Deferred income taxes and other current liabilities	915
	Deferred income taxes and other assets	6,989	Deferred income taxes and other liabilities	901

Total		¥8,827		¥3,064

Total Derivative Instruments		¥9,353		¥4,628

	Millions of yen
	2009
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥278	Deferred income taxes and other current liabilities	¥430
	Deferred income taxes and other assets	8	Deferred income taxes and other liabilities	—
Interest rate swaps, cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	2,351	Deferred income taxes and other current liabilities	—
	Deferred income taxes and other assets	5,709	Deferred income taxes and other liabilities	—

Total		¥8,346		¥430

	Derivative Assets		Derivative Liabilities
	Location on the consolidated	Estimated	Location on the consolidated	Estimated
Undesignated derivative instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥1,016	Deferred income taxes and other current liabilities	¥1,387
Option contracts	Deferred income taxes and other current assets	19	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	766	Deferred income taxes and other current liabilities	980
	Deferred income taxes and other assets	1,704	Deferred income taxes and other liabilities	3,058

Total		¥3,505		¥5,425

Total Derivative Instruments		¥11,851		¥5,855

	Thousands of U.S. dollars
	2010
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	$785	Deferred income taxes and other current liabilities	$8,925
Interest rate swaps, cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	3,806	Deferred income taxes and other current liabilities	7,892
	Deferred income taxes and other assets	1,065	Deferred income taxes and other liabilities	—

Total		$5,656		$16,817

	Derivative Assets		Derivative Liabilities
	Location on the consolidated	Estimated	Location on the consolidated	Estimated
Undesignated derivative instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	$968	Deferred income taxes and other current liabilities	$13,419
Option contracts	Deferred income taxes and other current assets	194	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	18,602	Deferred income taxes and other current liabilities	9,839
	Deferred income taxes and other assets	75,150	Deferred income taxes and other liabilities	9,688

Total		$94,914		$32,946

Total Derivative Instruments		$100,570		$49,763

The effects of derivative instruments on the consolidated statements of income for the year ended March 31, 2010 and 2009 are as follows:
Derivative instruments designated as fair value hedging relationships

	Millions of yen
	2010
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swap and interest rate cap agreements	Other income (expenses), net: Other, net	¥(270)	Other income (expenses), net: Other, net	¥355

Total		¥(270)		¥355

	Millions of yen
	2009
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swap and interest rate cap agreements	Other income (expenses), net: Other, net	¥7,910	Other income (expenses), net: Other, net	¥(6,958)

Total		¥7,910		¥(6,958)

	Thousands of U.S. dollars
	2010
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swap and interest rate cap agreements	Other income (expenses), net: Other, net	$(2,903)	Other income (expenses), net: Other, net	$3,817

Total		$(2,903)		$3,817

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	2010
				Ineffective portion and amount
	Effective portion			excluded from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses) reclassified	gains (losses) reclassified	gains (losses)	gains (losses)
	recognized in	from accumulated	from accumulated	recognized in income	recognized in income
	OCI on derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥363	Other income (expenses), net: Other, net	¥532	—	¥—
Interest rate swaps, cross-currency swap and interest rate cap agreements	1,758	Other income (expenses), net: Other, net	89	—	—

Total	¥2,121		¥621		¥—

	Millions of yen
	2009
				Ineffective portion and amount
	Effective portion			excluded from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses) reclassified	gains (losses) reclassified	gains (losses)	gains (losses)
	recognized in	from accumulated	from accumulated	recognized in income	recognized in income
	OCI on derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥790	Other income (expenses), net: Other, net	¥2,892	—	¥—
Interest rate swaps, cross-currency swap and interest rate cap agreements	65	—	—	—	—

Total	¥855		¥2,892		¥—

	Thousands of U.S. dollars
	2010
				Ineffective portion and amount
	Effective portion			excluded from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses) reclassified	gains (losses) reclassified	gains (losses)	gains (losses)
	recognized in	from accumulated	from accumulated	recognized in income	recognized in income
	OCI on derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	$3,903	Other income (expenses), net: Other, net	$5,720	—	$—
Interest rate swaps, cross-currency swap and interest rate cap agreements	18,903	Other income (expenses), net: Other, net	957	—	—

Total	$22,806		$6,677		$—

*	OCI stands for other comprehensive income (loss).
Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	2010
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(972)
Option contracts	Other income (expenses), net: Other, net	3
Interest rate swaps, cross-currency swap and interest rate cap agreements	Cost of sales	(580)
	Other income (expenses), net: Other, net	1,900

Total		¥351

	Millions of yen
	2009
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥846
Option contracts	Other income (expenses), net: Other, net	(7)
Interest rate swaps, cross-currency swap and interest rate cap agreements	Cost of sales	94
	Other income (expenses), net: Other, net	(2,771)

Total		¥(1,838)

	Thousands of U.S. dollars
	2010
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	$(10,452)
Option contracts	Other income (expenses), net: Other, net	32
Interest rate swaps, cross-currency swap and interest rate cap agreements	Cost of sales	(6,236)
	Other income (expenses), net: Other, net	20,430

Total		$3,774

21. The Fair Value of Financial Instruments
(1) Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Other Current Assets, Short-Term Debt, Trade Notes, Bills and Accounts Payables, and Other Current Liabilities
The carrying amount approximates fair value because of the short maturity of these instruments.
(2) Investment Securities, Marketable Equity Securities
The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.
(3) Long-Term Trade Receivables, Including Current Portion
The fair values of long-term trade receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts (Note 5).
(4) Long-Term Debt, Including Current Portion
The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.
(5) Derivatives
The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest swap agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.
The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, as of March 31, 2010 and 2009, are summarized as follows:

	Millions of yen				Thousands of U.S. dollars
	2010		2009		2010
	Carrying	Estimated	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value	amount	fair value
Investment securities, marketable equity securities	¥47,178	¥47,178	¥37,066	¥37,066	$507,290	$507,290
Long-term debt, including current portion	462,941	460,916	379,768	376,108	4,977,860	4,956,086
Derivatives:
Forwards and options
Assets	181	181	1,321	1,321	1,947	1,947
Liabilities	2,078	2,078	1,817	1,817	22,344	22,344
Interest rate swap, cross-currency swap and interest rate cap agreements
Assets	9,172	9,172	10,530	10,530	98,623	98,623
Liabilities	2,550	2,550	4,038	4,038	27,419	27,419
Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

22. Fair value measurements
ASC 820, “Fair Value Measurements and Disclosures” defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1	—	Quoted prices in active markets for identical assets or liabilities

Level 2	—	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	—	Unobservable inputs for the assets or liabilities
Assets and liabilities that are measured at fair value on a recurring basis
The fair value hierarchy levels of assets and liabilities that are measured at fair value on a recurring basis at March 31, 2010 and 2009 are as follows:

	Millions of yen
At March 31, 2010	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥26,147	¥—	¥—	¥26,147
Financial service industry	18,935	—	—	18,935
Other	2,096	—	—	2,096
Derivatives
Forward contracts	—	163	—	163
Option contracts	—	18	—	18
Interest rate swaps, cross currency swap and interest rate cap agreements	—	9,172	—	9,172
Other	—	—	—	—

Total Assets	¥47,178	¥9,353	¥—	¥56,531

Liabilities
Derivatives
Forward contracts	¥—	¥2,078	¥—	¥2,078
Interest rate swaps, cross currency swap and interest rate cap agreements	—	2,550	—	2,550
Other	—	22,839	2,280	25,119

Total Liabilities	¥—	¥27,467	¥2,280	¥29,747

	Millions of yen
At March 31, 2009	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale	¥37,066	¥—	¥—	¥37,066
Derivatives	—	11,851	—	11,851
Other	—	—	919	919

Total Assets	¥37,066	¥11,851	¥919	¥49,836

Liabilities
Derivatives	¥—	¥5,855	¥—	¥5,855
Other	—	—	—	—

Total Liabilities	¥—	¥5,855	¥—	¥5,855

	Thousands of U.S. dollars
	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	$281,150	$—	$—	$281,150
Financial service industry	203,602	—	—	203,602
Other	22,538	—	—	22,538
Derivatives
Forward contracts	—	1,753	—	1,753
Option contracts	—	194	—	194
Interest rate swaps, cross currency swap and interest rate cap agreements	—	98,623	—	98,623
Other	—	—	—	—

Total Assets	$507,290	$100,570	$—	$607,860

Liabilities
Derivatives
Forward contracts	$—	$22,344	$—	$22,344
Interest rate swaps, cross currency swap and interest rate cap agreements	—	27,419	—	27,419
Other	—	245,581	24,516	270,097

Total Liabilities	$—	$295,344	$24,516	$319,860

Investment securities available for sale
Marketable equity securities are classified Level 1 in the fair value hierarchy. Marketable equity securities are measured using a market approach based on the quoted market prices in active markets.
Derivatives
Derivatives primarily represent foreign exchange contracts and interest rate swap agreements. The fair value of foreign exchange contracts is based on a valuation model that discounts cash flows resulting from the differential between contract rate and the market-based forward rate and is classified in Level 2 in the fair value hierarchy. The fair value of interest rate swap agreements is based on a valuation model that discounts cash flows based on the terms of the contract and the swap curves and is classified in Level 2 in the fair value hierarchy.
Other
Other primarily represents the retained interests in securitizations of accounts receivables and loans which are measured at fair value. The fair value of retained interest in securitizations of accounts receivables is based on a valuation model using the present value of expected future cash flows using discount, prepayment and loss rates based on current market conditions and the historical performance of comparable receivables and is classified in Level 3 in the fair value hierarchy. The fair value of loans is based on a valuation model based on market yield curve data and credit spread data and is classified in Level 2 in the fair value hierarchy. The credit spread data was obtained through use of credit default swaps for each counterparty.
The following table summarizes information about changes of Level 3 for the year ended March 31, 2010 and 2009:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Balance at beginning of year	¥919	¥3,015	$9,882
Total gains or losses (realized/unrealized)	1,543	355	16,591
Included in earnings	1,605	349	17,258
Included in other comprehensive income (loss)	(62)	6	(667)
Purchases, issuances and settlements	(4,742)	(2,451)	(50,989)

Balance at end of year	¥(2,280)	¥919	$(24,516)

The amount of unrealized losses on classified in Level 3 assets recognized in earnings for the year ended March 31, 2010 and 2009 related to assets still held at March 31, 2010 and 2009 were gains of ¥1,605 million ($17,258 thousand) and losses of ¥678 million, respectively. These gains and losses were reported in other income (expense), net of the consolidated statement of income.
Assets and liabilities that are measured at fair value on a non-recurring basis
Komatsu measured certain long-lived assets at fair value, which is classified as Level 2 in the fair value hierarchy, as of March 31, 2010. As a result, Komatsu recognized impairment loss of ¥3,332 million ($35,828 thousand) for the year ended March 31, 2010, which is reported in impairment loss on long-lived assets of the consolidated statement of income.

23. Business Segment Information
Komatsu has two operating segments: 1) Construction, Mining and Utility Equipment 2) Industrial Machinery and Others.
Segment profit is determined by Management in a manner that is consistent with Japanese accounting principles by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain non-recurring charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.
The following tables present certain information regarding Komatsu’s operating segments and geographic information at March 31, 2010, 2009 and 2008, and for the years then ended:

				Thousands of
	Millions of yen			U.S. dollars
Operating segments:	2010	2009	2008	2010
Net sales:
Construction, Mining and Utility Equipment—
Customers	¥1,268,575	¥1,744,733	¥2,048,711	$13,640,591
Intersegment	2,690	4,653	6,127	28,925

Total	1,271,265	1,749,386	2,054,838	13,669,516
Industrial Machinery and Others—
Customers	162,989	277,010	194,312	1,752,570
Intersegment	15,619	26,389	23,376	167,946

Total	178,608	303,399	217,688	1,920,516
Elimination	(18,309)	(31,042)	(29,503)	(196,871)

Consolidated	¥1,431,564	¥2,021,743	¥2,243,023	$15,393,161

Segment profit:
Construction, Mining and Utility Equipment	¥83,061	¥180,455	¥317,895	$893,129
Industrial Machinery and Others	2,998	12,891	19,947	32,237

Total	86,059	193,346	337,842	925,366
Corporate expenses and elimination	(5,340)	(4,688)	(3,256)	(57,420)

Consolidated segment profit	80,719	188,658	334,586	867,946
Impairment loss on long-lived assets	3,332	16,414	2,447	35,828
Impairment loss on goodwill	—	2,003	2,870	—
Other operating income (expenses)	(10,352)	(18,293)	3,581	(111,312)
Operating income	67,035	151,948	332,850	720,806
Interest and dividend income	6,158	8,621	10,265	66,215
Interest expense	(8,502)	(14,576)	(16,699)	(91,419)
Other, net	288	(17,211)	(4,206)	3,097

Consolidated income from continuing operations before income taxes and equity in earnings of affiliated companies	¥64,979	¥128,782	¥322,210	$698,699

Segment assets:
Construction, Mining and Utility Equipment	¥1,682,542	¥1,639,720	¥1,738,481	$18,091,850
Industrial Machinery and Others	207,551	254,200	283,427	2,231,731
Corporate assets and elimination	68,962	75,139	83,238	741,527

Consolidated	¥1,959,055	¥1,969,059	¥2,105,146	$21,065,108

Depreciation and amortization:
Construction, Mining and Utility Equipment	¥82,508	¥87,260	¥69,738	$887,183
Industrial Machinery and Others	7,707	9,981	4,890	82,871

Consolidated	¥90,215	¥97,241	¥74,628	$970,054

Capital investment:
Construction, Mining and Utility Equipment	¥92,979	¥152,803	¥141,184	$999,774
Industrial Machinery and Others	3,212	9,709	4,546	34,538

Consolidated	¥96,191	¥162,512	¥145,730	$1,034,312

Business categories and principal products and services included in each operating segment are as follows:
a)
Construction, Mining and Utility Equipment Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines and components, casting products and logistics

b)	Industrial Machinery and Others Metal forging and stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others
Transfers between segments are made at estimated arm’s length prices.
Segment assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes.
Amortization for the years ended March 31, 2010, 2009 and 2008 does not include amortization of long-term prepaid expenses of ¥1,104 million ($11,871 thousand), ¥1,113 million and ¥1,036 million. The term “Capital investment” should be distinguished from the term “Capital expenditures” as used in the consolidated statements of cash flows. The term “Capital investment” is defined to refer to the acquisition of property, plant and equipment including properties under capital leases on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates.
Impairment loss on long-lived assets and goodwill included in each segment asset for the years ended March 31, 2010, 2009 and 2008 are as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2010	2009	2008	2010
Impairment loss on long-lived assets
Construction, Mining and Utility Equipment	¥3,063	¥13,998	¥1,282	$32,936
Industrial Machinery and Others	269	2,416	1,165	2,892

Total	¥3,332	¥16,414	¥2,447	$35,828

Impairment loss on goodwill
Construction, Mining and Utility Equipment	¥—	¥2,003	¥2,870	$—
Industrial Machinery and Others	—	—	—	—

Total	¥—	¥2,003	¥2,870	$—

Geographic information:
Net sales to customers recognized by sales destination for the years ended March 31, 2010, 2009 and 2008 are as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2010	2009	2008	2010
Net sales to customers:
Japan	¥323,813	¥452,172	¥505,185	$3,481,860
The Americas	323,984	503,450	541,160	3,483,699
Europe and CIS	127,377	284,029	427,679	1,369,645
China	270,870	236,226	189,902	2,912,581
Asia (excluding Japan, China) and Oceania	299,864	335,574	348,462	3,224,344
Middle East and Africa	85,656	210,292	230,635	921,032

Consolidated net sales	¥1,431,564	¥2,021,743	¥2,243,023	$15,393,161

Net sales recognized by geographic origin and property, plant and equipment at March 31, 2010, 2009 and 2008, and for the years then ended are as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2010	2009	2008	2010
Net sales to customers:
Japan	¥498,568	¥831,569	¥813,198	$5,360,946
U.S.A.	311,170	469,047	526,821	3,345,914
Europe and CIS	141,510	269,139	420,778	1,521,613
Others	480,316	451,988	482,226	5,164,688

Total	¥1,431,564	¥2,021,743	¥2,243,023	$15,393,161

Property, plant and equipment:
Japan	¥380,592	¥400,554	¥363,646	$4,092,387
U.S.A.	62,637	68,170	65,225	673,516
Europe and CIS	35,811	28,207	36,664	385,065
Others	46,060	28,531	25,611	495,269

Total	¥525,100	¥525,462	¥491,146	$5,646,237

Other than in Japan, U.S.A. and China, no individual country had a material impact on net sales to customers. Net sales to customers in China for the years ended March 31, 2010, 2009 and 2008 are ¥238,102 million ($2,560,237 thousand), ¥174,466 million and ¥169,399 million, respectively, which are included in others area.
There were no sales to a single major external customer for the years ended March 31, 2010, 2009 and 2008.
The following information shows net sales and segment profit recognized by geographic origin for the years ended March 31, 2010, 2009 and 2008. The following supplemental information is provided to comply with disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to:

				Thousands of
	Millions of yen			U.S. dollars
	2010	2009	2008	2010
Net sales:
Japan—
Customers	¥498,568	¥831,569	¥813,198	$5,360,946
Intersegment	218,151	380,880	479,116	2,345,710

Total	716,719	1,212,449	1,292,314	7,706,656
The Americas—
Customers	311,170	469,047	526,821	3,345,914
Intersegment	36,547	42,774	40,422	392,978

Total	347,717	511,821	567,243	3,738,892
Europe and CIS—
Customers	141,510	269,139	420,778	1,521,613
Intersegment	21,100	25,259	31,444	226,882

Total	162,610	294,398	452,222	1,748,495
Others—
Customers	480,316	451,988	482,226	5,164,688
Intersegment	9,940	29,262	35,661	106,882

Total	490,256	481,250	517,887	5,271,570
Elimination	(285,738)	(478,175)	(586,643)	(3,072,452)

Consolidated	¥1,431,564	¥2,021,743	¥2,243,023	$15,393,161

Segment profit (loss):
Japan	¥(19,783)	¥37,876	¥173,063	$(212,721)
The Americas	33,982	52,133	56,667	365,398
Europe and CIS	10,460	22,279	44,088	112,473
Others	60,151	61,008	68,204	646,785
Corporate and elimination	(4,091)	15,362	(7,436)	(43,989)

Consolidated	¥80,719	¥188,658	¥334,586	$867,946

Segment assets:
Japan	¥1,129,391	¥1,194,694	¥1,282,182	$12,143,989
The Americas	417,423	426,772	441,499	4,488,420
Europe and CIS	196,469	206,955	290,008	2,112,570
Others	482,424	350,822	328,741	5,187,355
Corporate assets and elimination	(266,652)	(210,184)	(237,284)	(2,867,226)

Consolidated	¥1,959,055	¥1,969,059	¥2,105,146	$21,065,108

Overseas sales:
The Americas	¥323,984	¥503,450	¥541,160	$3,483,699
Europe and CIS	127,377	284,029	427,679	1,369,645
Others	656,390	782,092	768,999	7,057,957

Total	¥1,107,751	¥1,569,571	¥1,737,838	$11,911,301

Transfers between segments are made at estimated arm’s length prices. Segment assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes.

24. Supplementary Information to Balance Sheets
At March 31, 2010 and 2009, deferred income taxes and other current assets were comprised of the following:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Prepaid expenses	¥3,804	¥4,253	$40,904
Short-term loans receivable:
Affiliated companies	2,222	2,994	23,892
Other	914	766	9,828

Total	¥3,136	¥3,760	$33,720

Deferred income taxes	43,390	37,749	466,559
Other	62,121	85,612	667,968

Total	¥112,451	¥131,374	$1,209,151

At March 31, 2010 and 2009, deferred income taxes and other current liabilities were comprised of the following:

			Thousands of
	Millions of yen		U.S. dollars
	2010	2009	2010
Accrued expenses	¥82,449	¥81,133	$886,548
Deferred income taxes	128	228	1,376
Other	100,747	117,984	1,083,302

Total	¥183,324	¥199,345	$1,971,226

25. Supplementary Information to Statements of Income
The following information shows research and development expenses and advertising costs, for the years ended March 31, 2010, 2009 and 2008. Research and development expenses and advertising costs are charged to expense as incurred and are included in cost of sales and selling, general and administrative expenses in consolidated statements of income.

				Thousands of
	Millions of yen			U.S. dollars
	2010	2009	2008	2010
Research and development expenses	¥46,449	¥53,736	¥49,673	$499,452
Advertising costs	2,417	4,678	4,410	25,989
Shipping and handling costs included in selling, general and administrative expenses for the years ended March 31, 2010, 2009 and 2008, were as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2010	2009	2008	2010
Shipping and handling costs	¥25,697	¥46,264	¥51,827	$276,312
For the fiscal year ended March 31, 2010 and 2009, Komatsu recognized an impairment loss of ¥3,332 million ($35,828 thousand) and ¥16,414 million, related to property, plant and equipment and intangible assets subject to amortization at the Company and certain subsidiaries, as profitability of the assets of each subsidiary was expected to be low in the future and Komatsu estimated the carrying amounts would not be recovered by the future cash flows. For the fiscal year ended March 31, 2009, an impairment loss recognized is mainly ¥4,730 million for Mooka plant in the construction, mining and utility equipment segment and ¥1,808 million for Komatsu plant in the industrial machinery and others, due to reorganization and shut down of plants.

Other operating income (expenses), net for the years ended March 31, 2010, 2009 and 2008, were comprised of the following:

				Thousands of
	Millions of yen			U.S. dollars
	2010	2009	2008	2010
Gain on sale of property	¥1,036	¥630	¥3,169	$11,140
Loss on disposal or sale of fixed assets	(2,907)	(5,922)	(3,313)	(31,258)
Other*	(8,481)	(13,001)	3,725	(91,194)

Total	¥(10,352)	¥(18,293)	¥3,581	$(111,312)

*
For the fiscal year ended March 31, 2010 and 2009, the Company and certain subsidiaries recognized expenses associated with structural reforms of production and sales operations. Out of the expenses, reorganization costs of ¥8,883 million ($95,516 thousand) and 13,926 million such as wind down and relocation costs related to the integration of facilities were included in other, except the expenses included in impairment loss on long-lived assets and impairment loss on goodwill of the consolidated statements of income.

Other income (expenses), net for the years ended March 31, 2010, 2009 and 2008, were comprised of the following:

				Thousands of
	Millions of yen			U.S. dollars
	2010	2009	2008	2010
Interest income-
Installment receivables	¥1,206	¥1,843	¥2,107	$12,968
Other	3,785	5,242	6,659	40,699
Dividends	1,167	1,536	1,499	12,548
Interest expense	(8,502)	(14,576)	(16,699)	(91,419)
Net gain (loss) from sale of investment securities	679	(3,543)	(289)	7,301
Exchange gain (loss), net	1,066	(11,802)	(3,467)	11,462
Other	(1,457)	(1,866)	(450)	(15,666)

Total	¥(2,056)	¥(23,166)	¥(10,640)	$(22,107)

26. Valuation and Qualifying Accounts
Valuation and qualifying accounts deducted from assets to which they apply:

				Thousands of
	Millions of yen			U.S. dollars
Allowance for doubtful receivables	2010	2009	2008	2010
Balance at beginning of fiscal period	¥15,330	¥11,470	¥11,808	$164,839
Additions
Charged to costs and expenses	7,457	7,091	3,003	80,183
Charged to other accounts	957	23	208	10,290
Deductions	8,803	3,254	3,549	94,656

Balance at end of fiscal period	¥14,941	¥15,330	¥11,470	$160,656

Deductions were principally collectible or uncollectible accounts and notes charged to the allowance.

				Thousands of
	Millions of yen			U.S. dollars
Valuation allowance for deferred tax assets	2010	2009	2008	2010
Balance at beginning of fiscal period	¥31,420	¥22,435	¥30,879	$337,849
Additions
Charged to costs and expenses	21,784	19,784	2,743	234,237
Charged to other accounts	8	587	945	86
Deductions	4,131	11,386	12,132	44,419

Balance at end of fiscal period	¥49,081	¥31,420	¥22,435	$527,753

Deductions were principally realization or expiration of net operating loss carryforwards.

EXHIBIT INDEX

		Subsequently
Exhibit number	Title	Numbered Page

Exhibit (1.1)	Articles of Incorporation of Komatsu Ltd., as amended (Translation)	1

Exhibit (1.2)	Regulations of The Board of Directors (Translation)	7

Exhibit (2)	Share Handling Regulations, as amended (Translation)	10

Exhibit (8)	Significant subsidiaries of Komatsu Ltd. including additional subsidiaries that management has deemed to be significant, as of March 31, 2010 (See “Organizational Structure” in “Item 4. Information on the Company”)

Exhibit (11)	Code of Ethics for Senior Officers (Translation)	16

Exhibit (12) a.	Certification of the CEO of the Company required pursuant to Rule 15d-14(a)	20

Exhibit (12) b.	Certification of the CFO of the Company required pursuant to Rule 15d-14(a)	21

Exhibit (13) a.	Certification of the CEO of the Company required pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	22

Exhibit (13) b.	Certification of the CFO of the Company required pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	23