Form 20-F/A
period 2010-03-31
KOMATSU LTD
filed 2010-07-23
CIK 56594

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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
Date of event requiring this shell company report ____________
For the transition period from ____________ to ____________
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
Yes ☑ No ☐
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
Yes ☐ No ☑

EXPLANATORY NOTE
This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended March 31, 2010, originally filed with the U.S. Securities and Exchange Commission on June 29, 2010 (the “Form 20-F”). The sole purpose of this Form 20-F/A is to amend the Form 20-F to provide Interactive Data File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T. The Interactive Data File disclosure attached as Exhibit 101 to this Form 20-F/A is the first Interactive Data File that we are required to submit under Rule 405 of Regulation S-T.
Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F.
Item 19. Exhibits

1.1	Articles of Incorporation of Komatsu Ltd., as amended (Translation)

1.2	Regulations of The Board of Directors (Translation)

2	Share Handling Regulations, as amended (Translation)

8	Significant subsidiaries of Komatsu Ltd., including additional subsidiaries that management has deemed to be significant, as of March 31, 2010 (See “Item 4. Information on the Company — Organizational Structure”)

11	Code of Ethics for Senior Officers (Translation)

12 a.	Certification of the CEO of the Company required pursuant to Rule 15d-14(a).

12 b.	Certification of the CFO of the Company required pursuant to Rule 15d-14(a).

13 a.	Certification of the CEO of the Company required pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13 b.	Certification of the CFO of the Company required pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Definition Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F (as amended by this Form 20-F/A) and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

KOMATSU LTD.
(Registrant)

Date: July 23, 2010	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer