Form 20-F
period 2011-03-31
KOMATSU LTD
filed 2011-06-28
CIK 56594

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2011
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
Masahiko Kanagawa or Masataka Mino
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
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Common Stock*
(Title of Class)

*	21,937,535 American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 1 share of Common Stock of Komatsu Ltd.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
967,902,641 shares (excluding 30,841,419 shares of Treasury Stock)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Factors that may cause actual results to differ materially from those predicted by such forward-looking statements are identified in Item 3.D. Risk Factors and elsewhere in this annual report and include, but are not limited to, unanticipated changes in demand for Komatsu’s principal products, owing to changes in the economic conditions in Komatsu’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated costs or delays encountered in achieving Komatsu’s objectives with respect to globalized product sourcing and new information technology tools; uncertainties as to the results of Komatsu’s research and development efforts and its ability to access and protect certain intellectual property rights; the impact of regulatory changes and accounting principles and practices; and the introduction, success and timing of business initiatives and strategies.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following data for each of the fiscal years ended March 31, 2007 through March 31, 2011 have been derived from the Company’s audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). It should be read in conjunction with the Company’s audited consolidated balance sheets as of March 31, 2010 and 2011, the related consolidated statements of income, shareholders’ equity and cash flows for the three fiscal years ended March 31, 2011 and the notes thereto that appear elsewhere in this annual report.
Selected Financial Data

	(Millions of yen, except per share amounts)
	2011	2010	2009	2008	2007
Income Statement Data:
Net sales 1)	1,843,127	1,431,564	2,021,743	2,243,023	1,893,343
Operating income 1)	222,929	67,035	151,948	332,850	244,741
Income from continuing operations before income taxes and equity in earnings of affiliated companies 1)	219,809	64,979	128,782	322,210	236,491
Income taxes 1)	64,706	25,364	42,293	115,794	79,745
Income from continuing operations attributable to Komatsu Ltd. less applicable income taxes 1)	150,752	33,559	78,797	203,826	153,264
Income from discontinued operations attributable to Komatsu Ltd. less applicable income taxes 1)	—	—	—	4,967	11,374
Net income attributable to Komatsu Ltd.	150,752	33,559	78,797	208,793	164,638

Per Share Data:
Income from continuing operations attributable to Komatsu Ltd. less applicable income taxes
- Basic	155.77	34.67	79.95	204.88	154.25
- Diluted	155.66	34.65	79.89	204.61	153.97
Net income attributable to Komatsu Ltd.
- Basic	155.77	34.67	79.95	209.87	165.70
- Diluted	155.66	34.65	79.89	209.59	165.40
Cash dividends
Yen	26.00	26.00	44.00	38.00	23.00
U.S. cents 2)	31.33	27.96	44.44	38.00

Depreciation and amortization	89,467	91,319	98,354	75,664	72,709
Capital Investment 1) 3)	97,738	96,191	162,512	145,730	129,680
Research and development expenses 1)	49,005	46,449	53,736	49,673	46,306

	(Millions of yen)

Balance Sheet Data:
Total assets	2,149,137	1,959,055	1,969,059	2,105,146	1,843,982
Komatsu Ltd. shareholders’ equity	923,843	833,975	814,941	887,126	776,717
Capital stock	67,870	67,870	67,870	67,870	67,870
Number of shares issued at year-end	998,744,060	998,744,060	998,744,060	998,744,060	998,744,060
Number of shares outstanding at year-end	967,902,641	968,039,976	967,822,292	995,103,847	993,786,759

Notes:

1)	In the fiscal year ended March 31, 2007, Komatsu disposed of its majority interest in Komatsu Electronic Metals Co., Ltd. (“KEM”). In the fiscal year ended March 31, 2008, Komatsu sold the outdoor power equipment (“OPE”) business of Komatsu Zenoah Co. and its subsidiaries. As a result, operating results and the gain recognized on the sale of KEM and its subsidiaries as well as the OPE business of Komatsu Zenoah Co. and its subsidiaries are presented as “Income from discontinued operations attributable to Komatsu Ltd. less applicable income taxes.”

2)	The conversion rate between the Japanese yen to the U.S. dollar for the fiscal year ended March 31, 2011 is ¥83 to U.S.$1.00, the approximate buying rate of Japanese yen as of noon on March 31, 2011 in The City of New York as reported by the Federal Reserve Board.

3)	The term “Capital Investment” as used in the above Selected Financial Data should be distinguished from the term “Capital Expenditures” as used in the consolidated statements of cash flows. The term “Capital Investment” as used in the above Selected Financial Data is defined to refer to costs relating to the purchase of property, plant and equipment including properties under capital leases on an accrual basis which reflect the effect of timing differences between acquisition dates and payment dates. Komatsu’s management uses this financial indicator to manage its capital investment and believes that this indicator is useful to investors in that this indicator presents accrual based capital investment in addition to the cash based capital expenditures provided in the consolidated statements of cash flows.
The following table provides the noon buying rates for Japanese yen in The City of New York as reported by the Federal Reserve Bank of New York and the Federal Reserve Board expressed in Japanese yen per U.S. dollar for the periods indicated. The average Japanese yen exchange rates represent average noon buying rates on the last business day of each month for the respective period. On June 17, 2011, the noon buying rate in The City of New York as reported by the Federal Reserve Board for Japanese yen was ¥80.10 = U.S.$1.00.
Yen Exchange Rates per U.S. dollar:
(Yen)

	Average	High	Low	Period-End
Year ended March 31
2007	116.55	112.26	121.02	117.56
2008	113.61	96.88	124.09	99.85
2009	100.85	87.80	110.48	99.15
2010	92.49	86.12	100.71	93.40
2011	85.00	78.74	94.68	82.76

	High	Low	Period-End
2010
December	81.67	84.23	81.67

2011
January	81.56	83.36	81.97
February	81.48	83.79	81.94
March	78.74	82.98	82.76
April	81.31	85.26	81.31
May	80.12	82.12	81.29

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Given that Komatsu operates on a global scale with development, production, sales and other bases established around the world, Komatsu is exposed to a variety of risks. Komatsu has identified the following risks as its primary risks based on information currently available to it. The statements set forth in this section should be considered carefully in conjunction with Item 5. “Operating and Financial Review and Prospects” and the “Consolidated Financial Statements” that appear elsewhere in this annual report on Form 20-F. The risks discussed below are risks that may, individually or in the aggregate, make Komatsu’s actual results differ materially from its expected or past results. It should be noted, however, that it is impossible to predict or identify all risks that may be applicable to Komatsu. The below list of risks should not be considered to be a complete list of risks that could materially affect Komatsu’s results of operations and/or financial condition. Komatsu’s results of operations and/or financial condition may also be affected in the future by other risks that are currently unknown or that are not currently considered significant or material.
(1) Economic and market conditions
The business environment in which Komatsu operates and the market demand for its products may change substantially as a result of economic and market conditions, which differ from region to region.
In economically-advanced regions in which Komatsu operates, Komatsu’s business is generally affected by cyclical changes in the economies of such regions. Therefore, factors which are beyond Komatsu’s control, such as levels of housing starts, industrial production, public investments in infrastructure development and private-sector capital outlays, may affect demand for Komatsu’s products.

In newly-developing markets, where Komatsu has expanded its business in recent years, Komatsu has been making capital investments in line with the increase in business it has experienced as a result of such expansion. Particularly in China, Komatsu has been making aggressive investments to expand the production capacity of its subsidiaries and reinforce its sales and service operations. If a temporary disorder or stagnation were to occur in the Chinese economy, Komatsu’s business results would be adversely affected. In addition, in the other newly-developing markets, Komatsu is constantly paying careful attention to the changes in demand for its products. However, these economies are impacted by a number of unstable factors, such as commodity prices and considerable reliance on exports to economically-advanced countries, and thus, changes in these factors could adversely affect Komatsu’s business results.
Furthermore, when economic and/or market conditions change more drastically than forecasted, Komatsu may also experience, among other things, fewer orders of its products, an increase in cancellation of orders by customers and a delay in the collection of receivables.
These changes in the economic and market conditions and the business environment in which Komatsu operates may lead to a decline in sales, and inefficient inventory levels and/or production capacities, thereby causing Komatsu to record lower profitability and incur additional expenses and losses. As a result, Komatsu’s results of operations may be adversely affected.
(2) Foreign currency exchange rate fluctuations
A substantial portion of Komatsu’s overseas sales is affected by foreign currency exchange rate fluctuations. In general, an appreciation of the Japanese yen against another currency would adversely affect Komatsu’s results of operations, while a depreciation of the Japanese yen against another currency would have a favorable impact thereon. In addition, foreign currency exchange rate fluctuations may also affect the comparative prices between products sold by Komatsu and products sold by its foreign competitors in the same market, as well as the cost of materials used in the production of such products. Komatsu strives to alleviate the effect of such foreign currency exchange rate fluctuations by, for example, locating its production bases globally and positioning such bases closer to the respective markets in which the products manufactured by such bases are sold. Komatsu also engages in hedging activities to minimize the effects of short-term foreign currency exchange rate fluctuations. Despite Komatsu’s efforts, if the foreign currency exchange rates fluctuate beyond Komatsu’s projected fluctuation range, Komatsu’s results of operations may be adversely affected.

(3) Fluctuations in financial markets
While Komatsu is currently working on improving the efficiency of its assets by reducing its interest-bearing debt, its aggregate short- and long-term interest-bearing debt was approximately ¥540 billion as of March 31, 2011. Although Komatsu has strived to reduce the effect of interest rate fluctuations by promoting the procurement of funds at fixed interest rates, an increase in interest rates may increase Komatsu’s interest expenses with respect to its interest-bearing debt subject to floating interest rates, thereby adversely affecting Komatsu’s results of operations. In addition, fluctuations in the financial markets, such as fluctuations in the fair value of marketable securities and interest rates, may also increase the unfunded obligation portion of Komatsu’s pension plans or pension liabilities, which may result in an increase in pension expenses. Such an increase in interest expenses and pension expenses may adversely affect Komatsu’s results of operations and financial condition.
(4) Laws and regulations of different countries
Komatsu is subject to governmental regulations and approval procedures in the countries in which it operates. If the government of a given country were to introduce new laws and regulations relating to, for example, custom duties, quotas, currency restrictions and taxation, Komatsu may be required to bear increased expenses in order to comply with such regulations. With respect to transfer pricing between Komatsu and its affiliated companies, Komatsu is careful to comply with applicable taxation laws of Japan and the concerned foreign governments. Nevertheless, it is possible that Komatsu may be viewed by the concerned tax authorities as having used inappropriate pricing. Furthermore, if intergovernmental negotiations were to fail, Komatsu may be charged with double or additional taxation. Such unexpected expenses could have an unfavorable impact on Komatsu’s business results.
(5) Environmental laws and regulations
Komatsu’s products and business operations are required to meet increasingly stringent environmental laws and regulations in the numerous countries in which Komatsu operates. To this end, Komatsu expends a significant share of its management resources, such as research and development expenses, to comply with environmental and other related regulations. However, if the existing environmental regulations were to change in the future, Komatsu may be required to bear increased costs and to make further capital investments to comply with such new standards. Incurrence of such additional environmental compliance costs may adversely affect Komatsu’s results of operations.
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

(10) Natural calamities, wars, terrorism, accidents and other matters
If natural disasters (such as earthquakes and floods), epidemics, wars, terrorist acts, accidents (such as radioactive contamination), fires and explosions, unforeseeable criticism or interference by third parties or computer virus infections were to occur in the regions in which Komatsu operates, Komatsu may incur extensive damage to one or more of its facilities that then could not become fully operational within a short period of time. Even if Komatsu’s operations were not directly harmed by such events, confusion in logistic and supply networks, shortages in the supply of electric power, gas and other utilities, telecommunication problems and/or problems of supplier’s production may continue for a long period of time. Accordingly, if delays or disruption in the procurement of materials and parts, or the production and sales of Komatsu’s products and services, or deterioration of the capital-raising environment or other adverse developments were to take place as a result of such events, Komatsu’s business results may be adversely affected.
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
In April 2011, the Company merged with Komatsu Utility Co., Ltd. in an absorption-type merger. Komatsu Utility Co., Ltd. was a wholly owned subsidiary of the Company that produced and sold forklift trucks and mini construction equipment.
In April 2011, the Company decided to acquire the outstanding shares of Komatsu Rental Ltd. owned by other shareholders, upon which Komatsu Rental Ltd. would become a wholly owned subsidiary of the Company, and merge such subsidiary into the Company in an absorption-type merger in July 2011. In advance of such merger, the Company has acquired the outstanding shares owned by other shareholders of Komatsu Rental Ltd. and Komatsu Rental Ltd. has established its own wholly owned subsidiary. Komatsu Rental Ltd. will execute an absorption-type company split such that its wholly owned subsidiary will succeed to certain of its assets and liabilities and the Company will succeed to the rest of its assets and liabilities. Upon the merger, the wholly owned subsidiary that Komatsu Rental Ltd. has established will become a wholly owned subsidiary of the Company.
PRINCIPAL CAPITAL INVESTMENT
Komatsu invests capital each year in the development and production of new products and the improvement of the operating efficiency of its production infrastructure, primarily focusing on the Construction, Mining and Utility Equipment operating segment. Komatsu’s capital investment for the fiscal years ended March 31, 2011, 2010 and 2009 were ¥97,738 million, ¥96,191 million and ¥162,512 million, respectively. Capital investment for the fiscal year ended March 31, 2011 by operating segment was as follows.
Capital Investment by Operating Segment

		Percentage Change as
	Millions of Yen	compared to the
	Fiscal Year ended	Fiscal Year ended
	March 31, 2011	March 31, 2010
Construction, Mining and Utility Equipment	¥92,049	-1.0%
Industrial Machinery and Others	5,689	77.1%

Total	¥97,738	1.6%

Notes:

1)	Amounts include certain leased machinery and equipment accounted for as capital leases in accordance with Financial Accounting Standards Board Accounting Standards Codification 840.

2)	The term “Capital Investment” as used in the above table should be distinguished from the term “Capital Expenditures” as used in the consolidated statements of cash flows. The term “Capital Investment” as used in the above table is defined to refer to costs relating to the purchase of property, plant and equipment including properties under capital leases on an accrual basis which reflect the effect of timing differences between acquisition dates and payment dates. Komatsu’s management uses this financial indicator to manage its capital investment and believes that this indicator is useful to investors in that this indicator presents accrual based capital investment in addition to the cash based capital expenditures provided in the consolidated statements of cash flows.
In the fiscal year ended March 31, 2011, Komatsu made capital investments in the construction, mining and utility equipment business to expand its production capacity and its product offerings in the Strategic Markets (see below for a further description of “Strategic Markets”), and to improve its ability to quickly adjust to future increases in demand for its equipment in such markets in the medium- to long-term. In the industrial machinery and others business, Komatsu built a new plant of Komatsu NTC Ltd. during the fiscal year ended March 31, 2011 to increase its capacity to produce wire saws as it expanded its market share with respect to such equipment in the solar cell market.
Komatsu considers the markets in Japan, North America and Europe to be its “Traditional Markets” and the markets in China, Latin America, Asia, Oceania, Africa, the Middle East and the Commonwealth of Independent States (“CIS”) as its “Strategic Markets”.
The following table sets forth in further detail the principal construction projects Komatsu undertook during the fiscal year ended March 31, 2011.
Main facilities completed in the fiscal year ended March 31, 2011

Operating segment	Main facilities
Construction, Mining and Utility Equipment	Komatsu Manufacturing Rus, LLC: Construction of a new plant • Products: Medium-sized hydraulic excavators • Location: Yaroslavl, Russia

Komatsu Castex Ltd.: Expansion of manufacturing facilities for key components (iron castings) • Products: Cylinder blocks, etc. • Location: Himi City, Toyama, Japan
New constructions, expansions and overhauls of main facilities in progress during the fiscal year ended March 31, 2011

Operating segment	Main facilities
Construction, Mining and Utility Equipment	Komatsu (Changzhou) Construction Machinery Corp.: Relocation (and expansion) of existing plant • Products: Hydraulic excavators, wheel loaders, dump trucks, etc. • Location: Changzhou, Jiangsu, China

Komatsu’s capital investments for the fiscal year ended March 31, 2011 were primarily financed by funds on hand and bank borrowings.
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
PRODUCTS AND SERVICES
The following table sets forth Komatsu’s net sales by operating segments for the fiscal years ended March 31, 2011, 2010 and 2009, which is reproduced from the Company’s audited consolidated financial statements.
Net Sales by Operating Segments

	(Millions of Yen)
	Fiscal Year		Fiscal Year		Fiscal Year
	Ended March 31,		Ended March 31,		Ended March 31,
	2011		2010		2009

Construction, Mining and Utility Equipment	¥1,615,689	87.7%	¥1,268,575	88.6%	¥1,744,733	86.3%
Industrial Machinery and Others	227,438	12.3%	162,989	11.4%	277,010	13.7%

Total	¥1,843,127	100.0%	¥1,431,564	100.0%	¥2,021,743	100.0%

(1)	Construction, Mining and Utility Equipment
The Construction, Mining and Utility Equipment operating segment has been Komatsu’s mainstay operating segment during the last several decades. Net sales from this operating segment accounted for 87.7% of Komatsu’s total net sales for the fiscal year ended March 31, 2011.
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

Category	Principal Products
Excavating Equipment	Hydraulic excavators, mini excavators and backhoe loaders
Loading Equipment	Wheel loaders, mini wheel loaders and skid-steer loaders
Grading and Roadbed Preparation Equipment	Bulldozers, motor graders and vibratory rollers
Hauling Equipment	Off-highway dump trucks, articulated dump trucks and crawler carriers
Forestry Equipment	Harvesters, forwarders and feller-bunchers
Tunneling Machines	Shield machines, tunnel-boring machines and small-diameter pipe jacking machines
Recycling Equipment	Mobile debris crushers, mobile soil recyclers and mobile tub grinders
Industrial Vehicles	Forklift trucks
Other Equipment	Railroad maintenance equipment
Engines and Components	Diesel engines, diesel generator sets and hydraulic equipment
Casting Products	Steel castings and iron castings
Logistics	Transportation, warehousing and packing
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
In addition to manufacturing and developing new products, Komatsu has been focused on downstream businesses, such as the used equipment business and equipment rental business. Komatsu Used Equipment Corp. has been facilitating the sale of used equipment by holding annual auctions in several locations in Japan since the mid-1990s.

The principal products developed and introduced to the market in the Construction, Mining and Utility Equipment operating segment during the fiscal year ended March 31, 2011 are listed below:

Company	Product	Model
Komatsu Ltd.	Hydraulic Excavators	PC160LC-8, PC190LC-8, PC190NLC-8, HB205-1, HB215LC-1, PC228US-8, PC228USLC-8, PC800-8E0, PC800LC-8E0, PC850-8E0, PC800-8R, PC800LC-8R, PC850-8R
	Bulldozers	D65-12, D68ESS-12
	Wheel Loader	WA100-6, WA150-6, WA150PZ-6, WA1200-6
Komatsu Utility Co., Ltd.	Hydraulic Excavators	PC70-8

(2)	Industrial Machinery and Others
Net sales from the Industrial Machinery and Others operating segment accounted for 12.3% of Komatsu’s total net sales for the fiscal year ended March 31, 2011. The products available in this operating segment are used by a wide range of businesses and include industrial machinery, such as forging and sheet metal machinery and other services. Komatsu’s principal products in this operating segment fall into the following categories:

Category	Principal Products
Metal Forging and Stamping Presses	Large-sized presses, servo presses, small- and medium-sized presses and forging presses
Sheet Metal Machines	Laser cutting machines, fine plasma cutting machines, press brakes and shears
Machine Tools	Transfer machines, machining centers, crankshaft millers, grinding machines and wire saws
Defense Systems	Ammunition and armored personnel carriers
Temperature-control equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing
Others	Commercial-use prefabricated structures
The principal products developed and introduced to the market in the Industrial Machinery and Others operating segment during the fiscal year ended March 31, 2011 include the wire-sawing machine (PV1000 and PV500D) that can be used to saw materials used in solar batteries and chip ID markers.
PRINCIPAL MARKETS
Komatsu operates and competes in the following six principal markets: (1) Japan, (2) the Americas, (3) Europe and CIS, (4) China, (5) Asia (excluding Japan and China) and Oceania and (6) the Middle East and Africa.

In this annual report, information regarding net sales by geographic segment is presented in the following two ways: (1) by sales destination (based on the country where the purchaser is located) and (2) by sales origin (based on the country where the seller is located). The following table sets forth Komatsu’s net sales recognized by sales destination for the fiscal years ended March 31, 2011, 2010 and 2009. Net sales data by sales origin are set forth in Item 5.A. Operating and Financial Review and Prospectus as well as Note 22 to the Company’s audited consolidated financial statements, included elsewhere in this report.

	(Millions of Yen)
	Fiscal Year		Fiscal Year		Fiscal Year
	Ended March 31,		Ended March 31,		Ended March 31,
	2011		2010		2009
Japan	¥349,184	18.9%	¥323,813	22.6%	¥452,172	22.4%
Americas	397,427	21.6%	323,984	22.7%	503,450	24.9%
Europe and CIS	165,418	9.0%	127,377	8.9%	284,029	14.0%
China	428,208	23.2%	270,870	18.9%	236,226	11.7%
Asia (excluding Japan and China) and Oceania	398,366	21.6%	299,864	20.9%	335,574	16.6%
Middle East and Africa	104,524	5.7%	85,656	6.0%	210,292	10.4%

Total	¥1,843,127	100.0%	¥1,431,564	100.0%	¥2,021,743	100.0%

SALES AND DISTRIBUTION
Komatsu’s international and domestic sales and distribution for its Construction, Mining and Utility Equipment operating segment are conducted primarily through a network of subsidiaries, affiliates and independent distributors. Except as noted below where Komatsu’s subsidiaries sell their products directly to customers, construction, mining and utility equipment is typically sold through independent distributors, who purchase such equipment from the Company and its subsidiaries that manufacture such equipment.
Komatsu’s construction, mining and utility equipment sales and distribution operations in Japan focus principally on retail sales to customers, partly on an installment basis, and are undertaken by independent distributors, and Komatsu’s subsidiaries and affiliates who purchase such equipment from the Company. In addition, Komatsu has enhanced its equipment rental services business in Japan, especially for its construction and utility equipment, in response to strong demand from customers. Komatsu’s subsidiaries and independent distributors form Komatsu’s service network in Japan, providing total customer-support services.

Komatsu’s overseas construction, mining and utility equipment sales and service network is a global network and covers almost all parts of the world. With the exception of some sales of mining equipment in certain areas, Komatsu sells its products to customers through independent distributors around the world who typically purchase such equipment from the Company and its subsidiaries. With respect to mining equipment, in the areas where there is high demand, such as Australia, Chile and South Africa, there are situations when Komatsu’s subsidiaries in such areas provide sales and services directly to customers. Komatsu’s liaison offices provide both sales support and technical support to independent distributors. The Company’s major sales subsidiaries and affiliates are located in the United States, Brazil, Chile, Peru, Belgium, France, Italy, Russia, China, Thailand, Indonesia, India, Australia, the United Arab Emirates and South Africa. These subsidiaries and affiliates provide technical assistance to the independent distributors and carry spare parts so that such parts can be delivered on a timely basis to its customers and distributors. These subsidiaries and affiliates as well as independent distributors provide the services that customers may require with respect to their construction, mining and utility equipment outside of Japan.
In addition, to provide customers with financing for their purchase of construction, mining and utility equipment, Komatsu has established finance subsidiaries in its major markets of Japan, the United States, Chile, Europe, Thailand, Indonesia, Australia and China.
Komatsu’s sales of products in the Industrial Machinery and Others operating segment include direct sales to customers and sales through independent distributors and unaffiliated trading companies. For example, large presses are mainly sold directly to customers while small- and medium-sized presses are primarily sold through independent distributors.
SOURCES OF SUPPLY
As it is neither economical nor efficient for Komatsu to manufacture all of its necessary components and parts, Komatsu produces some of its major equipment components internally and purchases other components and parts, such as electrical components, tires, hoses and batteries, from specialized suppliers. Specialized suppliers are Komatsu’s business partners that supply components and parts that are particularly important to maintaining the quality of Komatsu’s products or business partners who specialize in supplying particular components and parts. Komatsu also procures some of its parts, such as metal forgings, machine components, sheet metal parts and various accessories, from other business partners. Therefore, the fluctuations in prices of materials for such components, such as steel materials, may affect Komatsu’s results of operations. In addition, a shortage of product parts and materials, bankruptcies of suppliers or production discontinuation by suppliers of products used by Komatsu may make it difficult for Komatsu to engage in the timely procurement of parts and materials and manufacture of its products. While Komatsu is still experiencing uncertain procurement conditions for some electronic parts used in its construction equipment and the electronic power supply remains uncertain in Japan due to the Great East Japan Earthquake, Komatsu believes that it has adequate and reliable sources of supply for its material components, parts and raw materials, and that it has appropriate alternative sources available for such supplies consistent with its prudent business practices.

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
While there is intense competition in all of the product categories in this operating segment, based on sales amount, Komatsu continues to be one of the market leaders in respect of construction and mining equipment in every geographic region in which it operates. In many countries in the Asian market, Komatsu is the market leader in respect of construction and mining equipment based on sales amount.

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
In North America, while U.S. housing starts remained sluggish during the fiscal year ended March 31, 2011, overall demand for construction, mining and utility equipment showed signs of recovery, supported by strong demand in the rental equipment business and mining industries. North America is the largest market for construction equipment in the world and Caterpillar is the market leader based on sales. Deere & Company, which has formed an alliance with Hitachi Construction, also holds a strong market position in construction equipment in North America based on sales. With respect to mining equipment, Komatsu’s main competitor in North America is Caterpillar, which has a full line-up of products.
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
In Asia, Komatsu’s competitors in the construction equipment market include Caterpillar, Hitachi Construction and Korean manufacturers, such as Hyundai Heavy Industries Co., Ltd. and Doosan Infracore Co., Ltd. In China, demand for construction and mining equipment remained strong, reflecting strong demand in the mining industry coupled with advancements in infrastructure development and urbanization especially in the inner regions of China. Komatsu competes with a number of locally specialized construction equipment manufacturers in addition to the above-mentioned competitors. With respect to mining equipment, Komatsu’s main competitor in Asia and China is Caterpillar, a mining equipment manufacturer with a full line-up of products.
As for industrial vehicles, Komatsu competes with global competitors that offer a full line-up of forklift trucks, such as Toyota Industries Corporation, as well as locally specialized manufacturers. The major markets for forklift trucks have traditionally been Europe, the United States and Japan. Recently, China has overtaken Europe and has developed into the largest market for forklift trucks. While European and U.S. manufacturers of forklift trucks sell not only forklift trucks but also warehousing equipment, Komatsu and other Japanese manufacturers (excluding Toyota) of forklift trucks primarily focus on forklift trucks. In China, Komatsu competes with a number of locally specialized manufacturers in addition to European, U.S., Korean and Japanese manufacturers.

Despite the competitive environment, Komatsu believes that the following strengths provide Komatsu with a competitive advantage in the global construction, mining and utility equipment market:
DANTOTSU products
DANTOTSU products are products that have truly outstanding features or qualities in terms of, among others, fuel efficiency, information and communication technology (“ICT”) and environmental features, such as lower CO2 emissions and fuel consumption. Komatsu designates a product as a DANTOTSU product when it believes the product has features that its competitors will not be able to match for some time.
KOMTRAX (Komatsu Machine Tracking System)
KOMTRAX is a system that Komatsu pioneered the development of and introduced to the market in 2001. Using KOMTRAX, customers can manage the operation of their construction equipment by utilizing information technology applications, such as global positioning system (“GPS”) and mobile telecommunication technologies. Using the information collected through KOMTRAX, such as location and operation time, customers who operate equipment equipped with KOMTRAX are able to operate the equipment more efficiently and cost effectively because they are able to decrease fuel use and maintenance expenses. In addition, more recently, this system has enabled distributors and dealers to improve their parts and service operations, thereby improving the time required to respond to customers’ service requests.
AHS (Autonomous Haulage System)
AHS is a system that controls the operation of super-large autonomous dump trucks that are used in large-scale mines. Komatsu first introduced AHS in copper mines in northern Chile, where it is currently in full use. Komatsu started to provide AHS for use in iron ore mines in western Australia at the end of 2008 as its second installation. Komatsu is the only company that provides this type of system in the mining equipment industry.
Hybrid
In June 2008, Komatsu launched the world’s first hybrid hydraulic excavator that consumes less fuel and emits less carbon dioxide (CO2). Komatsu believes that it has a competitive advantage in the market with respect to this type of equipment not only because it was one of the first to develop and market this type of equipment but also because the equipment is equipped with advanced technologies that reduce CO2 emissions and fuel consumption, which are features that customers have been focused on in recent years. Komatsu plans to introduce hybrid excavators in North, Central and South America, Southeast Asia, Europe and Oceania during the fiscal year ended March 31, 2012.

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
With respect to large-sized presses, which are mainly sold to automobile manufacturers, Komatsu considers Ishikawajima-Harima Heavy Industries Co., Ltd., Hitachi Zosen Fukui Corporation and AIDA Engineering, Ltd. (“AIDA”) of Japan and Schuler AG of Germany to be its major competitors. In Japan, Japanese manufacturers, including Komatsu, have an advantage over non-Japanese manufacturers. Likewise, in Germany, German manufacturers enjoy dominant positions and have a competitive advantage over non-German manufacturers. In other markets, regional and locally specialized competitors in addition to the above-mentioned major manufacturers compete with each other, making the market highly competitive. For the fiscal year ended March 31, 2011, orders for large-sized presses increased as the automobile manufacturing industry began to make capital investments in China, India, Brazil and other countries. Accordingly, Komatsu continued to strengthen its marketing activities of large-sized presses in such markets. For example, Komatsu focused on sales promotion activities in China and India as it expanded the product line-up of its AC Servo motor-driven large-sized presses, enhanced its technological edge, reinforced its global service operations and strengthened its collaboration with mold builders.
With respect to small- and medium-sized presses, Asia (including Japan) is Komatsu’s largest market. Major competitors of Komatsu for these products include AIDA and Amada Co., Ltd. (“Amada”) of Japan, The Minster Machine Company of the United States and Chin Fong Machine Industrial Co., Ltd. of Taiwan. For the fiscal year ended March 31, 2011, Komatsu continued to increase the product line-up of its AC Servo motor-driven presses and worked to enhance its product quality by improving the standards by which Komatsu monitors the quality of its operating equipment and strengthening the evaluation process during the development stage of such equipment, which contributed to the increase in sales of small- and medium-sized presses. In addition, in light of increased demand for small- and medium-sized presses in China, Komatsu enhanced its sales and service infrastructure and started manufacturing such equipment in China in the fiscal year ended March 31, 2011.

(2) Sheet Metal Machines
Komatsu’s sheet metal machines business is primarily focused on machines that cut and bend steel sheets, and Japan is Komatsu’s major market for such machines. Komatsu’s competitors consist of other Japanese manufacturers, such as Amada, Mitsubishi Electric Corporation, Yamazaki Mazak Corporation and Koike Sanso Kogyo Co., Ltd. Amada enjoys a large market share in this business due to its large product line-up.
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
(3) Machine Tools
The principal products of Komatsu’s machine tool business are machine tools that are used to cut and fabricate engine parts (transfer machines, crankshaft millers and grinding machines), general-purpose machining centers and wire saws. Major competitors in the market for machine tools used to cut and fabricate engine parts include JTEKT Corporation and ENSHU Limited of Japan and Gebrüder Heller Maschinenfabrik GmbH of Germany. Major competitors in the machining center include Japanese manufacturers such as Mori Seiki Co., Ltd. and Okuma Corporation.
Komatsu believes that it continues to maintain a competitive edge in the global market for machine tools used to cut and fabricate engine parts based on its technological edge and broad product line-up. Capital investments for engine production by automobile manufacturers recovered in the fiscal year ended March 31, 2011 compared to the previous fiscal year. In particular, Chinese automobile manufacturers actively made capital investments. Investments by U.S. automobile manufacturers recovered as well. Komatsu was able to maintain its high position in the global market for machine tools used to cut and fabricate engine parts in the fiscal year ended March 31, 2011 due to steps it continued to take to reinforce its sales in such markets, such as expanding its product line-up and establishing an arrangement whereby customers can purchase through Komatsu all of the machinery (including some machinery not manufactured by Komatsu) necessary to manufacture an engine.

In addition, the market for wire saws that are used to slice silicon ingots, which are used to manufacture solar cells, has expanded rapidly in recent years due to the increase in demand for solar power generator devices. Major competitors in the wire saw market include Swiss manufacturers HCT Shaping Systems SA and Meyer Burger Technology AG. Komatsu’s wire saws have been highly valued in the wire saw market because it uses advanced technologies, such as technologies that regulate the wire in ways that enable it to cut silicon ingots. More specifically, demand for solar cells increased in the fiscal year ended March 31, 2011, especially in Europe and North America. Demand for wire saws increased in China as a result of such increased demand in Europe and North America because many companies in China manufacture materials for solar cells. Komatsu further improved its market position in wire saws as it expanded its product line-up and improved the functionality of its wire saw products.
REGULATIONS
Komatsu is subject to a wide range of laws and regulations in the countries and regions where it operates, including safety regulations, restrictions on emissions, noise and vibration from its products, and various environmental controls regulating the manufacturing processes, such as the management of toxic chemicals and hazardous wastes, green procurement and recycling. Komatsu’s operations and products are designed to comply with all applicable laws and regulations currently in effect in the relevant jurisdictions. Komatsu expects to remain in substantial compliance with existing applicable laws and regulations and does not expect that the costs of compliance with foreseeable laws and regulations will have a material effect upon its financial position and results of operations. Some of the important laws and regulations that affect Komatsu’s businesses are summarized below.
Regulations regarding engine emissions
The Ministry of Land, Infrastructure and Transport of Japan (“MLIT”) introduced the approval system for low-emission type construction equipment used in construction in 1997, setting the maximum emission levels by model and power range. Under this system, manufacturers are required to file an application with MLIT for the approval of their low-emission type construction equipment which meets the standards set forth by MLIT. In 2006, a new law took effect in Japan to control exhaust emissions from off-road specific vehicles in the power range over 19kW. In connection with the implementation of this new law, maximum emission levels were lowered. Such new limits are known as the Tier 3 standards, compliance with which has been mandatory in Japan since 2006. MLIT and related ministries have introduced new maximum emission limits, which are expected to become effective in two stages in Japan, first in 2011 and second in 2014. The first stage of these new limits is similar to the Interim Tier 4 standards in the U.S. and the Stage III standards in Europe, which became effective in 2011, and the second stage of these new limits is similar to the Tier 4 standards in the U.S. and the Stage IV standards in Europe, which will become effective in 2014.

In the United States, the U.S. Environmental Protection Agency (“EPA”) establishes emission standards for construction equipment and introduced the Tier I standards for equipment of 130kW or greater in 1996. Since then, the EPA has lowered emission standards and the Interim Tier 4 standards, which are currently in effect, have been phased-in since 2011. The even more stringent Tier 4 standards are scheduled to be phased-in starting 2014.
In Europe, the Engine Emissions Directive 97/68/EC regarding measures against emission of gaseous and particulate pollutants from internal combustion engines to be installed in off-road mobile machinery went into effect in 1999. The Directive was amended by several Directives and the new Directive 2010/26/EC took effect in 2010. The Stage III B standards have been phased-in since 2011. The next stage (Stage IV standards) is scheduled to be phased-in starting 2014, similar to Japan and the United States.
Komatsu and its products are in compliance with all regulatory standards that have already taken effect and Komatsu continues to make progress in its preparations to comply with the Tier 4 (Stage IV) standards that are to be phased-in in Japan, the United States and Europe starting in 2014.
Regulations regarding noise and vibration
In Japan, MLIT established the approval system for low-noise emission and low-vibration type construction equipment in 1983. Under this system, manufacturers are required to file an application with MLIT for the approval of their low-noise and low-vibration type construction equipment which meet the standards set forth by MLIT. Initially, this approval system for noise emission and vibration was only used for noise emission. The current measurement method and limits on noise emission levels for the type approval system have been in effect since October 1997. While the maximum standards for noise emission established by MLIT are not legally binding, these maximum standards must be complied with in Japan in practice since only construction equipment that have obtained the required approvals are allowed to be used in construction projects under the direct control of MLIT. The type approval system has been in use for low-vibration type construction equipment since October 1996. Similar to the type approval system for noise emission, the maximum standards for vibration set by MLIT are not legally binding. However, unlike the type approval system for noise emission, construction equipment, such as vibratory hammers and hydraulic excavators, that have not obtained such approvals are allowed to be used in construction projects under the direct control of MLIT.

In Europe, Directive 95/27/EC of the European Parliament and of the Council of June 1995 amending Council Directive 86/662/EEC on the limitation of noise emitted by hydraulic excavators, rope-operated excavators, dozers, loaders and excavator-loaders has been in effect since January 1997. This directive defined the maximum permissible sound-power levels of airborne noise emitted by these earth-moving machines under dynamic operating conditions and required manufacturers to obtain an EC type-examination certificate. The second stage of this directive, which requires further noise reduction, has been in effect since January 2006. Separately, in January 2002, Directive 2000/14/EC of the European Parliament and of the Council relating to the noise emission in the environment by equipment for use outdoors went into effect. This regulation applies to a wide range of product types from gardening equipment to construction and waste-management equipment, and requires such products to bear a CE-mark and indicate their guaranteed sound-power level before they could be sold in the European market. Under such directive, manufacturers are required to confirm that the noise emitted from their products would not exceed the guaranteed sound-power level. The second stage of this directive, which required further noise reduction, has been in effect since January 2006. The European Union periodically reviews and updates its noise regulations, and stricter noise limitations is expected to be imposed for some types of machines manufactured by Komatsu.
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

Komatsu and its products are in compliance with all regulatory standards that have already taken effect and Komatsu continues to make progress in its preparations to comply with the latest regulations that will take effect in stages in future years regarding hazardous substances (such as substances that are recognized as being cancerous, having mutagenic properties, having effects on the reproductive organs or having high residual or accumulation characteristics).
Regulations regarding Safety
In Europe, the Machinery Directive 89/392/EEC, which sets forth the essential requirements on machine safety, was published in 1989 and became effective in 1995. This Directive requires manufacturers to consider and meet certain standards relating to the health and safety of the operator of the equipment when designing and manufacturing equipment. Since then Komatsu has been in compliance with the Directive and its updates. The Directive 89/392/EEC was amended by several Directives and codified into Directive 98/37/EC in 1998. Based on Directive 98/37/EC, a newly amending Machinery Directive 2006/42/EC was published in 2006 and became effective on December 29, 2009. This new Machinery Directive updated Directive 98/37/EC in several respects. For example, the new Machinery Directive required manufacturers to provide clearer instructions as to the operation of its equipment. More specifically, to avoid any misunderstandings as to the operation or handling of the equipment due to various languages being used in the EU member states, the new Directive recommended decals (pictorial diagrams) to be placed on the equipment warning the operator of safety and handling issues. In light of such recommendation, Komatsu replaced all safety labels that had a textual explanation with those that have pictorial diagrams and simplified its decal for the radiator cap by using a combination of symbols. Another update included in the new Machinery Directive was to require manufacturers to improve the visibility of the operator of the equipment. In response to such update, Komatsu has made rear view cameras or mirror systems a standard feature of large-size machines it sells in Europe.
Komatsu and its products are also in compliance with other health and safety regulatory standards, such as the Roll Over Protective Structures standards set forth by the Occupational Safety and Health Administration of the U.S. Department of Labor, and Komatsu continues to make progress in its preparations to comply with the health and safety standards that are to become effective in the future, including safety requirements for large machines that are used in the mining industry.
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
Mid to Long-Range Management Plan and Issues Ahead
Komatsu’s production and procurement remain vulnerable to being affected by such conditions as the electronic power supply, suppliers’ recovery of operations, aftershocks and the crippled nuclear plant in Fukushima Prefecture. Komatsu will continue our all-out efforts to stabilize production and procurement as Komatsu monitors the conditions very carefully.
Concerning the restoration of the regions devastated by the Great East Japan Earthquake, Komatsu created the Tohoku Operation Department in Sendai City, Miyagi Prefecture. The Department will ensure dynamic decision-making operations in the affected regions, provide for the smooth transportation of construction equipment, forklift trucks, temporary housing materials, and spare parts for equipment, and reinforce our service operations.
Looking at our global group-wide business environment, Strategic Markets are steadily expanding in the construction and mining equipment business. Komatsu is projecting that the economic growth of countries in Strategic Markets will play the role of driving the demand for equipment. In the industrial machinery and others business, Komatsu is also anticipating that demand will continue to grow, as the volume of automobile production is increasing, especially in Strategic markets.
Komatsu draws its strengths especially from ICT applications, in-house development and production capabilities of key components, global sales and service networks, and flexible procurement and manufacturing operations. In the new mid-range management plan, “Global Teamwork for Tomorrow,” with the goals set for the fiscal year ending March 31, 2013, Komatsu is working to further refine our strengths by focusing our efforts on the following activities of importance and will steadfastly generate results. Komatsu will also continue our efforts to disseminate and anchor The KOMATSU Way, as all employees of Komatsu engage in Kaizen (improvement) activities in their own work. In addition, Komatsu will focus our efforts on our brand management activities designed to further enrich the relationship with our customers for mutual growth with them and foster the growth of employees who are needed for our global business expansion.

1) Promotion of ICT Applications to Products and Parts
Komatsu have built on our record of ICT applications mainly in the domain of construction and mining equipment with the KOMTRAX for construction equipment, the AHS (Autonomous Haulage System) for dump trucks in large-scale mines and other systems. Komatsu will continue to apply leading-edge ICT to machine management, machine control, and construction site management in order to enhance our product competitiveness. Komatsu will also proactively promote ICT applications to our industrial machinery and forklift trucks. Furthermore, Komatsu is going to advance our utilization of a variety of information obtained from the KOMTRAX to improve customers’ productivity and our sales and production planning.
2) Further Advancement of Environmental Friendliness and Safety in Machine Performance
To help our customers reduce CO2 emission volume from their equipment, Komatsu is going to advance our hybrid, HST (hydrostatic transmission) and motor-driven technologies for construction equipment and forklift trucks and our AC Servo technology for presses. With respect to hybrid hydraulic excavators, Komatsu is preparing for worldwide launchings of new HB205 and HB215LC models. By combining our in-house development and production of key components, such as engines, hydraulic equipment and control systems with leading-edge technologies, Komatsu is continuing our efforts to develop products to meet new emissions control regulations in Japan, North America and Europe and to ensure their smooth market introduction. In the domain of mining equipment, Komatsu has already introduced the AHS to mines in Chile and Australia, and Komatsu is going to further refine the performance and safety of the AHS. Komatsu is also going to generate steady results in the Biodiesel Fuel Project which Komatsu started in the previous fiscal year.
3) Expansion of Sales and Service Operations in Strategic Markets
In Strategic Markets and in the domain of mining equipment, which both have high growth potential, Komatsu is going to make a difference from competitors by not only supplying products which feature superior QCDS (quality, costs, delivery and safety) but also enhancing the operating rates of customers’ equipment through quick and responsive delivery of parts and service. To this end, Komatsu is going to upgrade our sales and service capabilities by developing and strengthening distributorships, expanding service support bases, reinforcing parts and Reman businesses and supporting customers through ICT applications. Also, in the domain of industrial machinery and forklift trucks, Komatsu is going to promote more synergy effects with the construction equipment business, and improve sales and service networks in response to an expanding weight on Strategic Markets centering on China.

4) Promotion of Continuous Kaizen (Improvement) by Strengthening Workplace Capability
While the growth of emerging economies offers us a great chance to expand our business, Komatsu needs to expect new competition with companies of emerging economies in addition to conventional competition. To win this global mega competition, it is important for us to continuously refine our capability to meet the changes and sharpen our cost competitiveness, as Komatsu promotes our efforts for growth upheld in the mid-range management plan. To this end, it is absolutely necessary for us to have the power to demonstrate workplace capability and adaptability, i.e., the power to continue our Kaizen (improvement) activities. With this workplace capability and effective ICT utilization, Komatsu is going to further heighten our operational flexibility of global manufacturing operations, substantially reduce production costs, and maximize logistics. Komatsu is also continuing our efforts to reform and streamline our administrative work. Through these Kaizen (improvement) activities, Komatsu is going to further enhance our workplace capability and promote human resource development.
Based on the belief that “our corporate value is the total sum of trust given to us by society and all our stakeholders,” Komatsu are further strengthening our corporate governance to ensure sound and transparent management, while improving management efficiency. Being committed to promoting thorough compliance, Komatsu will also ensure that all employees share The KOMATSU Way. In addition to improving our business performance, Komatsu will facilitate both the development of corporate strength and the achievement of social responsibility in a well balanced manner.
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
C. Organizational Structure
As of March 31, 2011, the Komatsu group included the Company, 144 consolidated subsidiaries and 39 affiliates accounted for by the equity method. The Company is the parent of the Komatsu group. The following is a list of the principal consolidated subsidiaries as of March 31, 2011.

		Ownership Interest
		(proportion of voting
	Country of	power held)
Name	Incorporation	(%)
Komatsu Utility Co., Ltd.	Japan	100.0
Komatsu Castex Ltd.	Japan	100.0
Komatsu Construction Equipment Sales and Service Japan Ltd.	Japan	100.0
Komatsu Used Equipment Corp.	Japan	100.0
Komatsu Rental Ltd.	Japan	79.0
Komatsu Forklift Japan Ltd.	Japan	100.0
Komatsu Logistics Corp.	Japan	100.0
Komatsu Industries Corporation	Japan	100.0
Komatsu NTC Ltd.	Japan	100.0
Komatsu Business Support Ltd.	Japan	100.0
Komatsu America Corp.	U.S.A.	100.0
Komatsu do Brasil Ltda.	Brazil	100.0
Komatsu Brasil International Ltda.	Brazil	100.0
Komatsu Holding South America Ltda.	Chile	100.0
Komatsu Cummins Chile Ltda.	Chile	81.8
Komatsu Cummins Chile Arrienda S.A.	Chile	81.8 (100.0)
Komatsu Financial Limited Partnership	U.S.A.	100.0
Komatsu Europe International N.V.	Belgium	100.0
Komatsu UK Ltd.	U.K.	100.0
Komatsu Hanomag GmbH	Germany	100.0
Komatsu Mining Germany GmbH	Germany	100.0
Komatsu France S.A.S.	France	100.0
Komatsu Utility Europe S.p.A.	Italy	100.0
Komatsu Italia S.p.A.	Italy	100.0
Komatsu Forest AB	Sweden	100.0
Komatsu CIS LLC	Russia	100.0
Komatsu Financial Europe N.V.	Belgium	100.0
Komatsu Southern Africa (Pty) Ltd.	South Africa	80.0
Komatsu Asia & Pacific Pte Ltd.	Singapore	100.0
PT Komatsu Indonesia	Indonesia	94.9
Bangkok Komatsu Co., Ltd.	Thailand	74.8
Komatsu Marketing Support Australia Pty. Ltd.	Australia	60.0
Komatsu Australia Pty. Ltd.	Australia	60.0 (100.0)
Komatsu Australia Corporate Finance Pty. Ltd.	Australia	60.0
Komatsu (China) Ltd.	China	100.0
Komatsu (Changzhou) Construction Machinery Corp.	China	85.0
Komatsu Shantui Construction Machinery Co., Ltd.	China	60.0
Komatsu Financial Leasing China Ltd.	China	100.0
Notes:
1)	Percentage of ownership interest includes indirect ownership.

2)	The Company’s significant subsidiaries (as such term is defined in Rule 1-02(w) of Regulation S-X) are Komatsu America Corp. and Komatsu (China) Ltd.

D. Property, Plants and Equipment
Komatsu’s manufacturing operations for the Construction, Mining and Utility Equipment operating segment are conducted in 44 plants, 12 of which are located in Japan. As of March 31, 2011, 28 principal plants (out of 44 plants) had an aggregate manufacturing floor space of 1,740 thousand square meters (18,729 thousand square feet). Komatsu uses additional floor space at such plants and elsewhere as laboratories, office space and employee housing and welfare facilities. Komatsu is capable of increasing production output at its manufacturing facilities by adjusting their manufacturing schedules.
Komatsu owns most of the manufacturing facilities and the land on which such facilities are located. A portion of the properties owned by Komatsu is subject to mortgages or other types of liens. As of March 31, 2011, the net book value of the property owned by Komatsu was ¥508,387 million, none of which was subject to encumbrances.

The name and location of Komatsu’s principal plants, their approximate aggregate floor space, and the principal products manufactured therein as of March 31, 2011 are as follows:

	Floor Space
	Thousand	Thousand
Name and Location	sq. meter	sq. ft	Principal products
Japan
Awazu Plant Komatsu, Ishikawa	248	2,669	Small- and medium-sized hydraulic excavators, small- and medium-sized wheel loaders, small- and medium-sized bulldozers, motor graders
Kanazawa Plant Kanazawa, Ishikawa	25	269	Super-large hydraulic excavators, presses
Osaka Plant Hirakata, Osaka	156	1,679	Medium- and large-sized hydraulic excavators, large-sized bulldozers, recycling equipment
Oyama Plant 1) Oyama, Tochigi	225	2,422	Diesel engines, hydraulic equipment, axle
Ibaraki Plant Hitachinaka, Ibaraki	63	678	Large-sized wheel loaders, dump trucks
Koriyama Plant Koriyama, Fukushima	34	366	Hydraulic equipment
Shonan Plant Shonan, Kanagawa	9	97	Controllers, monitors, KOMTRAX terminals, hybrid components
Komatsu Utility Co., Ltd. Oyama, Tochigi	75	807	Forklift trucks, mini excavators, mini wheel loaders
Komatsu Castex Ltd. Himi, Toyama	91	980	Steel castings, iron castings, pattern for casting
Komatsu NTC Ltd. Nanto, Toyama	68	732	Transfer machines, machining centers, laser cutting machines, grinding machines
The Americas
Komatsu America Corp. Tennessee, U.S.A.	31	334	Medium-sized hydraulic excavators, articulated dump trucks, forestry equipment (crawler type)
South Carolina, U.S.A.	18	194	Wheel loaders, forklift trucks
Illinois, U.S.A.	61	657	Large-sized dump trucks
Hensley Industries, Inc. Texas, U.S.A.	19	205	Buckets, teeth, edges, adapters
Komatsu do Brasil Ltda. São Paulo, Brazil	67	721	Medium-sized hydraulic excavators, small- and medium-sized wheel loaders, medium-sized bulldozers, motor graders
Europe
Komatsu UK Ltd. Birtley, UK	60	646	Medium- and large-sized hydraulic excavators
Komatsu Hanomag GmbH Hannover, Germany	77	829	Wheeled hydraulic excavators, small- and medium-sized wheel loaders, mini wheel loaders
Komatsu Forest AB Umea, Sweden	15	161	Forestry equipment (wheel type)
Komatsu Mining Germany GmbH Düsseldorf, Germany	27	291	Super-large hydraulic excavators
Komatsu Utility Europe S.p.A. Este, Italy	43	463	Mini excavators, backhoe loaders, skid steer loaders
Komatsu Manufacturing Rus, LLC Yaroslavl, Russia	39	420	Medium-sized hydraulic excavators
Asia (excluding Japan) and Oceania
PT Komatsu Indonesia Jakarta, Indonesia	139	1,496	Medium- and large-sized hydraulic excavators, small- and medium-sized bulldozers, motor graders, dump trucks and hydraulic equipment
PT Komatsu Undercarriage Indonesia Bekasi, Indonesia	14	151	Undercarriage components and spare parts
Komatsu (Changzhou) Construction Machinery Corp. Jiangsu, China	16	172	Medium-sized hydraulic excavators, medium-sized wheel loaders, dump trucks
Komatsu Shantui Construction Machinery Co., Ltd. Shandong, China	65	700	Small- and medium-sized hydraulic excavators
Komatsu Undercarriage China Corp. Shandong, China	18	194	Crawler components
Komatsu (Shandong) Construction Machinery Corp. Shandong, China	13	140	Mini excavators, forklift trucks, hydraulic equipment, steel castings
Bangkok Komatsu Co., Ltd. Chonburi, Thailand	24	258	Medium-sized hydraulic excavators
Note:
1)	Komatsu Cummins Engine Co., Ltd, is located at the Oyama Plant.

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
Plans for Capital Investments
As of the filing date of this annual report, Komatsu plans to make capital investments of ¥116,600 million in the fiscal year ending March 31, 2012. Of such amount, Komatsu has committed to make capital investments totaling approximately ¥12,800 million as of March 31, 2011.
The amount of capital investment expected to be made in the fiscal year ending March 31, 2012, the principal investment objectives and the sources of funding by operating segment are set forth in the below table.

	Approximate expected
	capital investment amount
	in the fiscal year ending
	March 31, 2012	Principal investment
Operating Segment	(Millions of Yen)	objectives	Sources of funding
Construction, Mining and Utility Equipment	111,800	To expand production capacity, etc.	Funds on hand, bank borrowings, etc.
Industrial Machinery and Others	4,800	To expand production capacity, renew obsolete equipment and streamline production, etc.	Funds on hand, bank borrowings, etc.

Total	116,600

Note: Capital investment amounts exclude consumption tax.
With respect to the Construction, Mining and Utility Equipment operating segment, Komatsu plans to continue making capital investments to expand its production capacity and its product offerings in the Strategic Markets, and to improve its ability to quickly adjust to future increases in demand for its equipment in such markets in the medium- to long-term.
With respect to the Industrial Machinery and Others operating segment, Komatsu plans to make capital investments to increase its capacity to produce wire saws in response to increased demand for its equipment in the solar cell market. In addition, Komatsu plans to make capital investments to expand its capacity to produce large presses and other machinery as it anticipates that the automobile industry will recover and start making larger capital investments, especially in the Strategic Markets. Furthermore, Komatsu plans to continue making capital investments to renew obsolete equipment and streamline its production operations.
Item 4A. Unresolved Staff Comments
None.

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Overview
The following discussion and analysis provides information that Komatsu’s management believes to be relevant in understanding Komatsu’s consolidated financial condition and results of operations. For the convenience of the reader, Japanese yen amounts have been converted to U.S. dollar amounts at the rate of ¥83 to U.S.$1.00, the approximate buying rate of Japanese yen as of noon on March 31, 2011 in New York City as reported by the Federal Reserve Board.
Komatsu’s Business
Komatsu is a global organization engaged primarily in the manufacturing, development, marketing and sale of industrial-use equipment and products. Komatsu has the following two operating segments: (1) Construction, Mining and Utility Equipment and (2) Industrial Machinery and Others.
For the fiscal year ended March 31, 2011, the Construction, Mining and Utility Equipment operating segment and the Industrial Machinery and Others operating segment accounted for approximately 87.7% and 12.3% of consolidated net sales, respectively. Of the consolidated net sales for the fiscal year ended March 31, 2011, 18.9% of net sales were derived from sales to external customers located in Japan and 81.1% of net sales were derived from sales to external customers located outside of Japan. For additional information regarding Komatsu’s products, competitive position, organizational structure, and property, plant and equipment, see Item 4. Information on the Company.
The average exchange rate between the Japanese yen and the U.S. dollar was ¥85.00 for the fiscal year ended March 31, 2011 and ¥92.49 for the fiscal year ended March 31, 2010. For additional discussion on the effect of foreign currency exchange rate fluctuations on Komatsu’s business, see “Risk Factors” in Item 3.D. Key Information and “Comparison of Fiscal Years ended March 31, 2011 and 2010” and “Comparison of Fiscal Years ended March 31, 2010 and 2009” in Item 5.A. Operating Results.

General Overview
Effects of the Great East Japan Earthquake on Komatsu Group’s Business Operations and Responses During the fiscal year ended March 31, 2011, the Great East Japan Earthquake and the subsequent tsunami brought about very extensive damages, especially in the Tohoku and northern Kanto regions of Japan. Immediately after this tragic disaster, the Komatsu Group checked the safety of its employees and their families, worked to secure their safety, and made extensive efforts in transporting relief items to disaster-stricken employees and their families. The Komatsu Group also focused its efforts to recover operations of affected plants, suppliers and other business bases.
With respect to production, the buildings and facilities of some plants of the Komatsu Group were damaged but we quickly worked to repair them. Komatsu employees from the Production and Procurement divisions visited our suppliers’ damaged facilities and worked with these suppliers’ employees to repair their facilities quickly. As a result of these efforts, while we are still experiencing uncertain procurement conditions for some electronic parts for our construction equipment and the electric power supply remains uncertain, all of our affected plants resumed production at almost full capacity by the end of March, 2011.
With respect to sales and services, our operations were seriously affected by the tsunami. At some facilities located along the Pacific Ocean side of the Tohoku region, their buildings, facilities and construction equipment were washed away or destroyed. We expect that it will take some time for such damaged facilities to recover and become fully operational. To assist the affected areas, shortly after the devastation brought by the tsunami, we restarted our maintenance and repair service for construction equipment, which is indispensable for the restoration and reconstruction of the affected areas, using our other operational facilities located near the affected area.
In an effort to provide the necessary equipment and materials needed in the affected regions to the maximum extent possible, we have decided to provide ¥800 million worth of assistance, which assistance will focus on lending our own construction equipment, forklift trucks, temporary housing and power generators free-of-charge. We are lending these items based on requests received from the local governments.
As a result of our efforts as described above, this disaster did not have a significant effect on our business results. For the fiscal year ended March 31, 2011, we recognized additional costs and expenses of ¥4.6 billion (U.S.$55 million) relating to this disaster. Such costs and expenses reflect a write-off expense of ¥3.3 billion (U.S.$40 million), relief expenses to the affected areas of ¥0.8 billion (U.S.$10 million) and losses resulting from temporary disruption of production of ¥0.5 billion (U.S.$6 million). In addition, due to sales being carried forward to the next fiscal year, we estimate that this disaster resulted in a reduced gross profit of ¥2.4 billion (U.S.$29 million) for the fiscal year ended March 31, 2011. We believe such amount will be recognized in the fiscal year ending March 31, 2012.

It is projected that the reconstruction work as a result of this disaster will last for a long time. Because we recognize the importance of (1) producing construction equipment, which is- an indispensable tool for restoration and reconstruction, (2) promptly delivering such equipment to the affected areas and (3) continuing our maintenance and repair operation to ensure trouble-free use of such equipment, we have established the Tohoku Operation Department in Sendai City, Miyagi Prefecture, and will continue to work to normalize our operations in the affected areas.
Operations and Business Results
During the fiscal year ended March 31, 2011, some of the world’s economies showed signs of recovery, reflecting positive effects of the economic stimulus packages of their respective governments. In particular, the Chinese economy, with the support of its government’s economic stimulus measures, lead the other economies by turning around its economy and recording growth. The positive effects of China’s economic growth have reached the surrounding Asian countries and countries that produce natural resources, helping such countries’ economic recovery, which also encouraged economic recovery in developed countries. As a result, demand for Komatsu’s equipment increased in all regions of the world and in both operating segments.
In light of such economic environment, Komatsu increased its production capabilities, introduced new hybrid hydraulic excavators and streamlined its utility business with respect to the Construction, Mining and Utility Equipment operating segment. More specifically, Komatsu continued to focus its efforts on expanding its production capacity and reinforcing its product support operations (such as increasing the number of depots that supply Komatsu parts) in the Strategic Markets in light of the fact that it anticipates medium- to long-term growth in such markets. For example, Komatsu increased its production capabilities by commencing production at Komatsu Manufacturing Rus, LLC in June 2010, which is Komatsu’s first assembly plant in Russia for construction and mining equipment, and completing the construction of an additional plant in China of Komatsu (Changzhou) Construction Machinery Corp., which began production in January 2011. In addition, Komatsu China Mining Limited commenced operations in October 2010 to provide sales and product support operations for mining equipment and related parts exclusively for large-scale mining customers.
In addition, the fiscal year ended March 31, 2011 was the first fiscal year of the Mid to Long-Range Management Plan, which places “product development for improved environmental friendliness” as one of its focus activities. Consistent with such plan, Komatsu is working to expand the sales of hybrid hydraulic excavators that feature improved fuel consumption and CO2 emissions volume. For example, Komatsu introduced the hybrid hydraulic excavator models HB205 and HB215LC in Japan in December 2010, which offer improved fuel consumption and CO2 emissions volume as compared to prior models. Komatsu intends to gradually introduce these new hybrid hydraulic excavator models in North America, Europe, Latin America, China, Asia and Oceania in the coming fiscal years.

When considering the future of the utility business (i.e., forklift trucks and mini construction equipment), management believes that the growth market for such equipment is in the overseas market, similar to construction and mining equipment. In order to strengthen Komatsu’s competitiveness in this business at an early date, management concluded that it was imperative to integrate the utility business together with the construction and mining equipment businesses, which already have an established global operation and experience operating in the global business environment. Accordingly, the Company merged with Komatsu Utility Co., Ltd., a wholly owned subsidiary of the Company that manufactured and sold forklift trucks as well as mini construction equipment, in an absorption type merger on April 1, 2011. Through this merger and the integration of personnel and resources, management believes that Komatsu is better positioned to develop not only more technologically advanced forklift trucks and mini construction equipment but also products that it will be able to designate as DANTOTSU products, thereby improving its ability to capture a larger share in the global utility equipment market.
With respect to the Industrial Machinery and Others operating segment, the automobile industry, which decreased capital investments since the global economic downturn in 2008, showed signs of recovery during the fiscal year ended March 31, 2011, in light of increased automobile production volume in countries such as China, Indian and Brazil. In addition, capital investments by the solar cell manufacturers in Asia, especially in China, also increased during the fiscal year ended March 31, 2011. Based on these factors, management expects that the demand for industrial machinery will increase in the Strategic Markets, such as China, Asia and Latin America. In light of such environment, management decided to reorganize some of its companies in this operating segment with the goal of developing the industrial machinery business as one of Komatsu’s core business. More specifically, Komatsu NTC Ltd. was merged with Komatsu Machinery Corporation and the Company merged with Komatsu Engineering Corp. in an absorption-type merger. With respect to the merger between Komatsu NTC Ltd. and Komatsu Machinery Corporation, both companies mainly engaged in the business of manufacturing and selling machine tools for the automobile industry and equipment to manufacture semiconductors. By combining the technological capabilities and expertise of these companies, Komatsu aims to strengthen the sales and service structure of this business in the Strategic Markets, enhance product selection, and develop and manufacture products that meet the next generation of technological advancements. With respect to the merger between the Company and Komatsu Engineering Corp., the Company intends to incorporate the advanced technology and expertise of Komatsu Engineering Corp. to improve its competitiveness. In addition, in light of the expanding solar cell market, Komatsu built a new plant of Komatsu NTC Ltd. during the fiscal year ended March 31, 2011 to increase its production capacity of wire saws.

Summary of Operating Results
Consolidated net sales for the fiscal year ended March 31, 2011 increased by 28.7% from the fiscal year ended March 31, 2010 to ¥1,843,127 million (U.S.$22,206 million) due primarily to increased sales in the Construction, Mining and Utility Equipment operating segment as well as the Industrial Machinery and Others operating segment. Demand for construction and mining equipment remained high in the Strategic Markets, especially China, Asia and Latin America, while demand recovered and increased from the previous fiscal year in the Traditional Markets of Japan, North America and Europe. Demand for industrial machinery also turned toward recovery, reflecting growth of the solar cell industry in Asia, especially China, and recovery of the automobile industry in the Strategic Markets.
Operating income for the fiscal year ended March 31, 2011 was ¥222,929 million (U.S.$2,686 million), which increased by 232.6% from the fiscal year ended March 31, 2010. This increase in operating income was due primarily to positive factors such as (1) the increase in demand for Komatsu products as a result of increased natural resource developments on a worldwide basis and increased infrastructure developments by governments in various countries in an effort to stimulate their respective economies, (2) various efforts undertaken by Komatsu, such as the realization of sales of products at higher prices and the reduction of production costs, and (3) the decrease in expenses associated with structural reforms of its production and sales operations as compared to the fiscal year ended March 31, 2010, which outweighed negative factors such as (1) unfavorable changes in foreign exchange rates, such as the sharp appreciation of the Japanese yen against the U.S. dollar, Euro and Renminbi, and (2) costs and expenses resulting from the damages caused by the Great East Japan Earthquake and the subsequent tsunami.
Income before income taxes and equity in earnings of affiliated companies for the fiscal year ended March 31, 2011 increased by 238.3% from the fiscal year ended March 31, 2010 to ¥219,809 million (U.S.$2,648 million).
Net income attributable to Komatsu Ltd. for the fiscal year ended March 31, 2011 increased by 349.2% to ¥150,752 million (U.S.$1,816 million) from the fiscal year ended March 31, 2010.
Key Management Indices
Management uses the following six financial indicators to assess Komatsu’s consolidated financial condition and consolidated results of operations: (1) net sales, (2) segment profit, (3) operating income, (4) operating margin, (5) return on equity ratio (“ROE”) and (6) net debt-to-equity ratio (“Net DER”). Set forth below is a summary of these key indicators for the fiscal years ended March 31, 2011 and 2010.

Management considers consolidated segment profit to be one of its key management indices because it enables management to evaluate financial data without taking into account the effect of nonrecurring events and other factors unrelated to business activities, such as impairment loss or interest income/expense. Consolidated segment profit is not a consolidated income statement measurement under U.S. GAAP.
The following table summarizes information relating to the reconciliation of consolidated segment profit and consolidated operating income.

	Million of yen		Millions of U.S. dollars
	2011	2010	2011
Consolidated Segment Profit	¥234,972	¥80,719	$2,831
Impairment loss on long-lived assets	(5,142)	(3,332)	(62)
Other operating income (expenses), net	(6,901)	(10,352)	(83)

Consolidated Operating Income	¥222,929	¥67,035	$2,686

	Results for Fiscal Year Ended March 31,		Percentage Change
Management Indices	2011	2010	2011 vs. 2010
Consolidated Net Sales	¥1,843,127 million	¥1,431,564 million	28.7%
Consolidated Segment Profit	¥234,972 million	¥80,719 million	191.1%
Consolidated Operating Income	¥222,929 million	¥67,035 million	232.6%
Consolidated Operating Margin 1)	12.1%	4.7%	7.4 points
ROE 2)	17.2%	4.1%	13.1 points
Net DER 3)	0.50	0.60	-0.10
Notes:

1)	Operating Margin = Operating Income/Net Sales

2)	ROE = Net Income attributable to Komatsu Ltd. for the fiscal year/{(Komatsu Ltd. Shareholders’ Equity at the beginning of the fiscal year) + (Komatsu Ltd. Shareholders’ Equity at the end of the fiscal year)/2}

3)	Net Debt-to-Equity Ratio = (Interest-bearing Debt - Cash and Cash Equivalents - Time Deposits)/Komatsu Ltd. Shareholders’ Equity

Consolidated Net Sales
Consolidated net sales for the fiscal year ended March 31, 2011 increased by 28.7%, or ¥411,563 million, to ¥1,843,127 million (U.S.$22,206 million) from ¥1,431,564 million for the fiscal year ended March 31, 2010. This increase was due primarily to increased sales in the Construction, Mining and Utility Equipment operating segment as well as the Industrial Machinery and Others operating segment. Demand for construction and mining equipment remained high in the Strategic Markets, especially China, Asia and Latin America, while demand recovered and increased from the previous fiscal year in the Traditional Markets of Japan, North America and Europe. Demand for industrial machinery also turned toward recovery, reflecting growth of the solar cell industry in Asia, especially China, and recovery of the automobile industry in the Strategic Markets.
Consolidated Segment Profit
Consolidated segment profit for the fiscal year ended March 31, 2011 increased by 191.1% to ¥234,972 million (U.S.$2,831 million) as compared to the fiscal year ended March 31, 2010. This increase in segment profit was due primarily to positive factors such as (1) the increase in demand for Komatsu products as a result of increased natural resource developments on a worldwide basis and increased infrastructure developments by governments in various countries in an effort to stimulate their respective economies, and (2) various efforts undertaken by Komatsu, such as the realization of sales of products at higher prices and the reduction of production costs, which outweighed negative factors such as (1) unfavorable changes in foreign exchange rates, such as the sharp appreciation of the Japanese yen against the U.S. dollar, Euro and Renminbi, and (2) costs and expenses resulting from the damages caused by the Great East Japan Earthquake and the subsequent tsunami.
Consolidated Operating Income, Consolidated Operating Margin
Consolidated operating income for the fiscal year ended March 31, 2011 was ¥222,929 million (U.S.$2,686 million), up by 232.6% or ¥155,894 million from ¥67,035 million for the fiscal year ended March 31, 2010. This increase in operating income was due primarily to positive factors such as (1) the increase in demand for Komatsu products as a result of increased natural resource developments on a worldwide basis and increased infrastructure developments by governments in various countries in an effort to stimulate their respective economies, (2) various efforts undertaken by Komatsu, such as the realization of sales of products at higher prices and the reduction of production costs, and (3) the decrease in expenses associated with structural reforms of its production and sales operations as compared to the fiscal year ended March 31, 2010, which outweighed negative factors such as (1) unfavorable changes in foreign exchange rates, such as the sharp appreciation of the Japanese yen against the U.S. dollar, Euro and Renminbi, and (2) costs and expenses resulting from the damages caused by the Great East Japan Earthquake and the subsequent tsunami.

Consolidated operating margin for the fiscal year ended March 31, 2011 increased by 7.4 percentage points to 12.1% from 4.7% for the fiscal year ended March 31, 2010.
ROE
Net income attributable to Komatsu Ltd. in the fiscal year ended March 31, 2011 increased by 349.2% to ¥150,752 million (U.S.$1,816 million) compared with the fiscal year ended March 31, 2010 due primarily to the increase in operating income. As a result, ROE for the fiscal year ended March 31, 2011 increased by 13.1 percentage points to 17.2% from 4.1% in the fiscal year ended March 31, 2010.
Net DER
Komatsu’s aggregate interest-bearing debt as of March 31, 2011 was ¥544,068 million (U.S.$6,555 million), which decreased by ¥42,311 million as compared to March 31, 2010. This decrease was primarily due to the fact that Komatsu’s increased net income enabled it to repay its loans from financial institutions and holders of its outstanding Euro medium-term notes and commercial paper notes by amounts that exceeded the total amount borrowed by its retail finance businesses that provide financing to customers purchasing Komatsu products.
Net interest-bearing debt after deducting cash and deposits also decreased by ¥43,708 million to ¥459,110 million (U.S.$5,531 million) in the fiscal year ended March 31, 2011. As a result, Net DER for the fiscal year ended March 31, 2011 decreased to 0.50 from 0.60 for the fiscal year ended March 31, 2010.
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

(1) Allowance for Doubtful Receivables
Komatsu estimates the collectability of its trade receivables taking into consideration numerous factors including the current financial position of each customer. Komatsu establishes an allowance for expected losses based on individual credit information, historical experience and assessment of overdue receivables. Komatsu continually analyzes data obtained from internal and external sources in order to become familiar with customers’ credit situations. Since Komatsu’s historical loss experiences have fallen within their original estimates and established provisions, Komatsu’s management believes its allowance for doubtful receivables to be adequate. If the composition of Komatsu’s trade receivable were to change or the financial position of each customer were to change due to an unexpected significant shift in the economic environment, it is possible that the accuracy of its estimates could be affected and thus its financial position and results of operations could be materially affected. For additional information, see Note 4 to the Consolidated Financial Statements.
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

While Komatsu’s management believes that all deferred tax assets after adjustments for valuation allowance will be realized and all material uncertain tax positions that are recognized will be successfully sustained, Komatsu may be required to adjust its deferred tax assets or valuation allowance or reserve for unrecognized tax benefits if its estimates differ from actual results due to poor operating results, lower future taxable income as compared to estimated taxable income or different interpretations of tax laws by the relevant tax authorities. These adjustments to the valuation allowance or recognized tax benefits could materially affect Komatsu’s financial position and results of operations. For additional information, see Note 15 to the Consolidated Financial Statements.
For the fiscal year ended March 31, 2011, management changed its assessment of the ability to realize the deferred tax assets of a certain wholly owned subsidiary and reduced its valuation allowance. The ability to merge the subsidiary with the Company was not considered prudent as of March 31, 2010 and March 31, 2009, and therefore management believed at that time the likelihood of the ability to realize the deferred tax assets of the subsidiary was unlikely. Consequently, a valuation allowance was established on those deferred tax assets. During the fiscal year ended March 31, 2011, the merger of the subsidiary into the Company was deemed prudent and therefore the company decided to execute it due to a change in the operations of the subsidiary and its business outlook.
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
In the case of a decrease in market price, in periodically assessing other-than-temporary impairment of marketable investment securities and investments in affiliates, Komatsu considers the period and amount of its decline, and the financial conditions and prospects of each subject company. While Komatsu believes that there are no major impairments of its investment securities or investments in affiliates at present, if the performance and business conditions of any subject company deteriorate due to a change in business circumstances, Komatsu may recognize an impairment of its investments.

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
The following table illustrates the sensitivity of pension obligations and net periodic pension costs to changes in discount rates and expected long-term rate of return on pension plan assets, while holding all other assumptions constant, for Komatsu’s pension plans as of March 31, 2011.

	Pension obligations	Net periodic pension costs
Change in assumption	(Billions of Yen)	(Billions of Yen)
0.5% increase/ decrease in Discount rate	-11.4 /+12.3	-1,0 /+1.0
0.5% increase/ decrease in expected long-term rate of return	—	-0.5 / +0.5
Recent Accounting Standards Not Yet Adopted
In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-13, “Multiple-Deliverable Revenue Arrangements.” ASU 2009-13 eliminates the residual method of revenue recognition and requires the use of management’s best estimate as to the selling price for individual elements of an arrangement if vendor-specific objective evidence or third-party evidence is unavailable. ASU 2009-13 is effective for the fiscal periods beginning on or after June 15, 2010 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2011. Komatsu expects that the adoption of ASU 2009-13 will not have a material impact on its consolidated results of operations or financial condition.

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements.” ASU 2009-14 amends the scope of pre-existing software revenue guidance by removing tangible products containing software components and non-software components that function together to deliver the tangible products’ essential functionality. ASU 2009-14 is effective for the fiscal periods beginning on or after June 15, 2010 and is required to be adopted by Komatsu in the fiscal year beginning April 1, 2011. Komatsu expects that the adoption of ASU 2009-14 will not have any material impact on its consolidated results of operations or financial condition.
Comparison of the Fiscal Years Ended March 31, 2011 and 2010
The following tables set forth selected consolidated financial and operating data, including numerical data expressed as a percentage of total consolidated net sales for the periods indicated, and the changes in each consolidated financial line item between the indicated fiscal years.
Consolidated Statements of Income Data

	Millions of Yen				Percentage	Millions of
	Fiscal Years Ended March 31,				change	U.S. dollars
	2011		2010		2011 vs. 2010	2011
Net sales	¥1,843,127	100.0%	¥1,431,564	100.0%	28.7%	$22,206
Cost of sales	1,343,464	72.9%	1,101,559	76.9%	22.0%	16,186
Selling, general and administrative expenses	264,691	14.4%	249,286	17.4%	6.2%	3,189
Impairment losses on long-lived assets	5,142	0.3%	3,332	0.2%	54.3%	62
Other operating expenses, net	(6,901)	-0.4%	(10,352)	-0.7%	-33.3%	(83)
Operating income	222,929	12.1%	67,035	4.7%	232.6%	2,686
Other income (expenses), net	(3,120)		(2,056)		51.8%	(38)
Interest and dividend income	4,493		6,158		-27.0%	54
Interest expense	(6,475)		(8,502)		-23.8%	(78)
Other, net	(1,138)		288		495.1%	(14)
Income before income taxes and equity in earnings of affiliated companies	219,809	11.9%	64,979	4.5%	238.3%	2,648
Income taxes
Current	57,923		32,722			698
Deferred	6,783		(7,358)			82

Total	64,706	3.5%	25,364	1.8%	155.1%	780

Income before equity in earnings of affiliated companies	155,103	8.4%	39,615	2.8%	291.5%	1,869
Equity in earnings of affiliated companies	2,724	0.1%	1,588	0.1%	71.5%	33
Net income	157,827	8.6%	41,203	2.9%	283.0%	1,902
Less net income attributable to noncontrolling interests	(7,075)	-0.4%	(7,644)	-0.5%	-7.4%	(85)

Net income attributable to Komatsu Ltd.	¥150,752	8.2%	¥33,559	2.3%	349.2%	$1,816

	Yen				U.S. cents
Per share data
Net income attributable to Komatsu Ltd.:
Basic	155.77		34.67			187.67
Diluted	155.66		34.65			187.54

Cash dividends per share	¥26.00		¥26.00			¢ 31.33

Net Sales
Consolidated net sales for the fiscal year ended March 31, 2011 increased by 28.7%, or ¥411,563 million, to ¥1,843,127 million (U.S.$22,206 million) from ¥1,431,564 million for the fiscal year ended March 31, 2010. This increase was due primarily to increased sales in the Construction, Mining and Utility Equipment operating segment as well as the Industrial Machinery and Others operating segment.
For the fiscal year ended March 31, 2011, net sales to external customers for the Construction, Mining and Utility Equipment operating segment increased by 27.4%, or ¥347,114, to ¥1,615,689 million (U.S.$19,466 million) as compared to the fiscal year ended March 31, 2010. Demand for construction and mining equipment remained high in the Strategic Markets, especially China, Asia and Latin America, and demand for such equipment recovered and increased from the previous fiscal year in the Traditional Markets of Japan, North America and Europe. Komatsu made various efforts to capitalize on this recovery in global demand for construction, mining and utility equipment and increase sales to customers, including expanding its production capacity and reinforcing its product support operations in the Strategic Markets in light of the fact that it anticipates medium- to long-term growth in such markets. More specifically, Komatsu increased its production capabilities by commencing production at Komatsu Manufacturing Rus, LLC in June 2010, which is Komatsu’s first assembly plant in Russia for construction and mining equipment, and completing the construction of an additional plant in China of Komatsu (Changzhou) Construction Machinery Corp., which began production in January 2011. In addition, Komatsu established Komatsu China Mining Limited, which commenced operations in October 2010, to provide sales and product support for mining equipment and related parts exclusively for large-scale mining customers. In December 2010, Komatsu also introduced new HB205 and HB215LC hybrid hydraulic excavators in Japan, which offer improved fuel consumption and CO2 emissions volume. These excavators were well received and contributed to the increase in net sales.
For the fiscal year ended March 31, 2011, net sales to external customers in the Industrial Machinery and Others operating segment increased by 39.5%, or ¥64,449 million, to ¥227,438 million (U.S.$2,740 million) as compared to the fiscal year ended March 31, 2010. This increase was partly due to increased sales of wire saws used to manufacture silicon ingots, which are used in solar cells, as solar cell manufacturers in Asia, especially in China, increased their capital investments in the fiscal year ended March 31, 2011. Increased sales in the Industrial Machinery and Others operating segment was also partly due to increased sales of large presses and other machinery as capital investments in the automobile industry started to recover in the Strategic Markets, such as China, India and Brazil.

Cost of Sales
Cost of sales on a consolidated basis increased by 22.0%, or ¥241,905 million, to ¥1,343,464 million (U.S.$16,186 million) for the fiscal year ended March 31, 2011 from ¥1,101,559 million for the fiscal year ended March 31, 2010. On the other hand, the ratio of cost of sales to net sales for the fiscal year ended March 31, 2011 decreased to 72.9% from 76.9% for the fiscal year ended March 31, 2010. This decrease was due primarily to (1) certain cost being absorbed due to increased sales volume, (2) the realization of product sales at higher prices and (3) Komatsu’s efforts to reduce manufacturing costs by improving production efficiency. Such factors offset (1) unfavorable changes in foreign exchange rates as the Japanese yen strengthened sharply against the U.S. dollar, Euro and Renminbi, and (2) losses resulting from temporary disruption of production of ¥470 million caused by the Great East Japan Earthquake and the subsequent tsunami.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by 6.2% for the fiscal year ended March 31, 2011 to ¥264,691 million (U.S.$3,189 million) from ¥249,286 million for the fiscal year ended March 31, 2010, due primarily to (1) the increase in selling expenses, such as shipping and handling costs and sales commission, which primarily resulted from the increase in sales volume, (2) the increase in expenses to strengthen product support capabilities (such as expenses relating to increasing the number of depots that supply Komatsu parts) and services to customers (such as expenses relating to increasing the number of facilities that provide maintenance and repair services) and (3) the increase in R&D expenses such as the development of next generation engines that comply with newly adopted emissions regulations that will become effective in the near future and new hybrid products. On the other hand, the ratio of selling, general and administrative expenses to net sales decreased by a 3.0 percentage point to 14.4% as compared to 17.4% for the fiscal year ended March 31, 2010, due to Komatsu’s continuous efforts to decrease fixed costs by reforming and improving the efficiency of its back-office functions.
Impairment Losses on Long-Lived Assets
Consolidated impairment losses on long-lived assets for the fiscal year ended March 31, 2011 increased by 54.3%, or ¥1,810 million, to ¥5,142 million (U.S.$62 million) as compared to ¥3,332 million for the fiscal year ended March 31, 2010. Such losses for the fiscal year ended March 31, 2011 include software asset impairment of ¥2,744 million and damaged losses of ¥1,217 million, which loss was caused by the Great East Japan Earthquake and the subsequent tsunami.

Other Operating Expenses, net
For the fiscal year ended March 31, 2011, consolidated other operating expenses, net decreased by ¥3,451 million to ¥6,901 million as compared to ¥10,352 million for the fiscal year ended March 31, 2010. This decrease was due primarily to the fact that Komatsu recorded a decrease of its expenses associated with structural reforms of its production and sales operations, such as reorganization and relocation costs, because the structural reforms engaged in during fiscal year ended March 31, 2011 were not as extensive as in the prior fiscal year. Such decrease in expenses associated with structural reforms was partially offset by costs and expenses of the amount of ¥2,860 million resulting from the damages caused by the Great East Japan Earthquake and the subsequent tsunami. Such costs and expenses reflect a write-off expense of ¥2,060 million and relief expenses to the affected areas of ¥800 million.
Operating Income
Consolidated operating income for the fiscal year ended March 31, 2011 increased by 232.6%, or ¥155,894 million, to ¥222,929 million (U.S.$2,686 million) as compared to ¥67,035 million for the fiscal year ended March 31, 2010. This increase in operating income was due primarily to positive factors such as (1) the increase in demand for Komatsu products as a result of increased natural resource developments on a worldwide basis and increased infrastructure developments by governments in various countries in an effort to stimulate their respective economies, (2) various efforts undertaken by Komatsu, such as the realization of sales of products at higher prices and the reduction of production costs, and (3) the decrease in expenses associated with structural reforms of its production and sales operations as compared to the fiscal year ended March 31, 2010, which outweighed negative factors such as (1) unfavorable changes in foreign exchange rates, such as the sharp appreciation of the Japanese yen against the U.S. dollar, Euro and Renminbi, and (2) costs and expenses resulting from the damages caused by the Great East Japan Earthquake and the subsequent tsunami.
As a result, operating margin for the fiscal year ended March 31, 2011 increased by 7.4 percentage points to 12.1% from 4.7% for the fiscal year ended March 31, 2010.
Other Income (Expenses), net
Consolidated other expenses, net for the fiscal year ended March 31, 2011 increased by 51.8%, or ¥1,064 million, to ¥3,120 million (U.S.$38 million) as compared to ¥2,056 million for the fiscal year ended March 31, 2010. This increase was due primarily to the increase in foreign exchange rate losses by ¥5,259 million for the fiscal year ended March 31, 2011 to a loss of ¥4,193 million as compared to a gain of ¥1,066 million for the fiscal year ended March 31, 2010. Interest expense for the fiscal year ended March 31, 2011 decreased by 23.8%, or ¥2,027 million, to ¥6,475 million as compared to ¥8,502 million for the fiscal year ended March 31, 2010. This decrease in interest expense, which contributed to the decrease in other expenses, was due primarily to lower interest rates and the decrease in borrowings from external sources during the fiscal year ended March 31, 2011. Interest and dividend income decreased by 27.0%, or ¥1,665 million, to ¥4,493 million for the fiscal year ended March 31, 2011 as compared to ¥6,158 million for the fiscal year ended March 31, 2010.

Income Before Income Taxes and Equity in Earnings of Affiliated Companies
As a result of the above factors, consolidated income before income taxes and equity in earnings of affiliated companies for the fiscal year ended March 31, 2011 increased by 238.3%, or ¥154,830 million, to ¥219,809 million (U.S.$2,648 million) as compared to ¥64,979 million for the fiscal year ended March 31, 2010.
Income Taxes
Consolidated income tax expense for the fiscal year ended March 31, 2011 increased by ¥39,342 million to ¥64,706 million (U.S.$780 million) from ¥25,364 million for the fiscal year ended March 31, 2010. The actual effective tax rate for the fiscal year ended March 31, 2011 decreased to 29.4% from 39.0% for the fiscal year ended March 31, 2010. This decrease was due primarily to a reduction in the valuation allowance at certain consolidated subsidiaries related to changes in assessment about the likelihood of recovery of certain deferred tax assets.
The difference between the Japanese statutory tax rate of 40.8% and the actual effective tax rate of 29.4% was caused by income of certain foreign subsidiaries being taxed at a rate lower than the Japanese statutory tax rate, and deferred tax benefits caused by the reduction of the valuation allowance for certain deferred tax assets. For additional information, see Note 15 to the Consolidated Financial Statements.
Income Before Equity in Earnings of Affiliated Companies
As a result of the above factors, consolidated income before equity in earnings of affiliated companies for the fiscal year ended March 31, 2011 increased by ¥115,488 million to ¥155,103 million (U.S.$1,869 million) as compared to ¥39,615 million for the fiscal year ended March 31, 2010.
Equity in Earnings of Affiliated Companies
Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2011 increased by ¥1,136 million to ¥2,724 million (U.S.$33 million) as compared to ¥1,588 million for the fiscal year ended March 31, 2010, due primarily to increased earnings recorded by affiliated companies held under the equity accounting method, such as Komatsu Cummins Engine Co., Ltd., Gigaphoton Inc. and other affiliated companies

Net income
As a result of the above factors, consolidated net income for the fiscal year ended March 31, 2011 increased by 283.0%, or ¥116,624 million, to ¥157,827 million (U.S.$1,902 million) as compared to ¥41,203 million for the fiscal year ended March 31, 2010.
Net Income Attributable to Noncontrolling Interests
Net income attributable to noncontrolling interests for the fiscal year ended March 31, 2011 decreased by ¥569 million to ¥7,075 million (U.S.$85 million) as compared to ¥7,644 million for the fiscal year ended March 31, 2010. Noncontrolling interests in income of consolidated subsidiaries decreased mainly as a result of a decline in earnings recorded primarily by subsidiaries in the Construction, Mining and Utility Equipment operating segment, such as Komatsu Shantui Construction Machinery Co, Ltd.
Net Income Attributable to Komatsu Ltd.
As a result of the above, consolidated net income attributable to Komatsu Ltd. for the fiscal year ended March 31, 2011 increased by 349.2%, or ¥117,193 million, to ¥150,752 million (U.S.$1,816 million) as compared to ¥33,559 million for the fiscal year ended March 31, 2010. Accordingly, basic net income attributable to Komatsu Ltd. per share rose to ¥155.77 for the fiscal year ended March 31, 2011 from ¥34.67 for the fiscal year ended March 31, 2010. Diluted net income attributable to Komatsu Ltd. per share rose to ¥155.66 for the fiscal year ended March 31, 2011 from ¥34.65 for the fiscal year ended March 31, 2010.
Performance by Operating Segments
The following table presents net sales and segment profit broken down by operating segments for the fiscal years ended March 31, 2011 and 2010. In evaluating the financial data for each operating segment, Komatsu’s management considers sales by the location of its external customers to be particularly helpful for the Construction, Mining and Utility Equipment operating segment, its primary operating segment. Accordingly, in addition to providing performance information by operating segments, the below table and related discussion provide information regarding sales in the Construction, Mining and Utility Equipment operating segment broken down by geographic locations of Komatsu’s external customer.

Performance by Operating Segments

	Millions of Yen
	Fiscal Years Ended		Percentage	Millions of
	March 31,		Change	U.S. dollars
	2011	2010	2011 vs. 2010	2011
Net sales:
Construction, Mining and Utility Equipment
External Customers	¥1,615,689	¥1,268,575	27.4%	$19,466
Japan	251,597	228,505	10.1%	3,031
The Americas	386,758	306,135	26.3%	4,660
Europe and CIS	164,007	122,018	34.4%	1,976
China	334,270	244,509	36.7%	4,027
Asia (excluding Japan, China) and Oceania	374,577	281,878	32.9%	4,513
Middle East and Africa	104,480	85,530	22.2%	1,259
Intersegment	2,392	2,690	-11.1%	29

Total	1,618,081	1,271,265	27.3%	19,495

Industrial Machinery and Others
External Customers	227,438	162,989	39.5%	2,740
Intersegment	10,916	15,619	-30.1%	132

Total	238,354	178,608	33.5%	2,872

Elimination	(13,308)	(18,309)	-27.3%	(160)

Consolidated Net Sales	¥1,843,127	¥1,431,564	28.7%	$22,206

Segment Profit:
Construction, Mining and Utility Equipment	¥220,830	¥83,061	165.9%	$2,661
Industrial Machinery and Others	20,965	2,998	599.3%	253

Total	241,795	86,059	181.0%	2,913

Notes:
1)	Transfers between segments are made at estimated arm’s-length prices.

Construction, Mining and Utility Equipment
Net sales
Total net sales to external customers in the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 2011 increased by 27.4%, or ¥347,114 million, to ¥1,615,689 million (U.S.$19,466 million) as compared to ¥1,268,575 million for the fiscal year ended March 31, 2010. This increase in sales was due primarily to positive factors such as (1) the increase in demand for Komatsu products during the fiscal year as a result of increased natural resource developments on a worldwide basis and increased infrastructure developments by governments in various countries in an effort to stimulate their respective economies (which increased net sales in this operating segment by approximately ¥398.8 billion) and (2) the realization of product sales at higher prices (which increased net sales in this operating segment by approximately ¥29.3 billion). Such factors offset unfavorable changes in foreign exchange rates as the Japanese yen strengthened sharply against the U.S. dollar, Euro and Renminbi (which decreased net sales in this operating segment by approximately ¥81.6 billion).
Net sales to external customers in Japan for the fiscal year ended March 31, 2011 increased by 10.1%, or ¥23,092 million, to ¥251,597 million (U.S.$3,031 million) as compared to ¥228,505 million for the fiscal year ended March 31, 2010. While public works began to decline in the second half of the fiscal year ended March 31, 2011, private-sector capital investment, such as housing starts and capital investments by corporation, remained strong throughout the fiscal year. Against this backdrop, demand for construction equipment in Japan increased, especially sales to equipment rental companies, which also contributed to an increase in sales of construction equipment as compared to the previous fiscal year. In addition, in December 2010, Komatsu launched new HB205 and HB215LC hybrid hydraulic excavators in the Japanese market. Customers responded well to such newly introduced hydraulic excavators, which also contributed to the increase in net sales to customers in Japan.
Net sales to external customers in the Americas for the fiscal year ended March 31, 2011 increased by 26.3%, or ¥80,623 million, to ¥386,758 million (U.S.$4,660 million) as compared to ¥306,135 million for the fiscal year ended March 31, 2010. While U.S. housing starts remained sluggish during the fiscal year ended March 31, 2011, overall demand for construction, mining and utility equipment in North America showed signs of recovery, supported by strong demand in the rental equipment business and mining industries. Equipment rental companies increased their construction and utility equipment fleet, and replaced some of their older equipment with newer equipment in light of the increase in demand for rental equipment. Mining customers increased their capital investments and purchased additional equipment to increase their production as demand for commodities increased in light of growth in the world economy. In Latin America, demand for equipment used in various areas, such as mining, construction, agriculture and forestry, continued to increase in Brazil, the largest market for Komatsu products in Latin America. This increased demand in Brazil was due in part to increased infrastructure developments to prepare for the 2014 World Cup and 2016 Olympics, which are to be held in Brazil. In addition, demand for mining equipment increased in Chile as the number of mining development projects increased.

Net sales to external customers in Europe and CIS for the fiscal year ended March 31, 2011 increased by 34.4%, or ¥41,989 million to ¥164,007 million (U.S.$1,976 million) as compared to ¥122,018 million for the fiscal year ended March 31, 2010. In Europe, demand for construction equipment headed for recovery mainly in major markets such as Germany, the United Kingdom and France during the fiscal year ended March 31, 2011, as construction activity started to show signs of recovery. In addition, Komatsu’s efforts to strengthen its product support capability and expand sales of parts by teaming up with local distributors in this area also contributed to the improved sales in Europe as compared to the previous fiscal year. In CIS, demand increased for large equipment, centering on those equipment used in coal and gold mining as well as equipment used in the natural resources development projects, such as oil and gas projects. Mining customers in CIS increased their capital investments and purchased additional equipment to increase their production as demand for commodities increased in light of growth in the world economy.
Net sales to external customers in China for the fiscal year ended March 31, 2011 increased by 36.7%, or ¥89,761 million to ¥334,270 (U.S.$4,027 million) million as compared to ¥244,509 million for the fiscal year ended March 31, 2010. In China, demand for construction and mining equipment remained strong during the fiscal year ended March 31, 2011, reflecting a strong demand for natural resources in the mining industry and advancements in infrastructure development and urbanization especially in the inner regions of China. Komatsu’s enhanced sales efforts following the Chinese New Year in February especially contributed to the increase in net sales to customers in China.
Net sales to external customers in Asia and Oceania for the fiscal year ended March 31, 2011 increased by 32.9%, or ¥92,699 million to ¥374,577 million (U.S.$4,513 million) as compared to ¥281,878 million for the fiscal year ended March 31, 2010. In Asia, the economies of various countries showed signs of recovery as governments increased the number of infrastructure development projects to stimulate their respective economies. In Indonesia, the largest market for Komatsu products in Southeast Asia, demand for mining equipment continued to expand. In addition, demand for construction equipment remained strong in the civil engineering, agriculture and forestry sectors in Indonesia. Demand for construction equipment was also strong in India, Thailand, Malaysia and some of the other Asian countries. Komatsu’s concerted efforts in Southeast Asia to expand sales of KOMTRAX (Komatsu Machine Tracking System) installed construction equipment also contributed to the increase in sales in Asia. In Australia, although the major flood that occurred in the second half of the fiscal year ended March 31, 2011 caused some mining companies to experience operational difficulties that adversely affected the shipping of their commodities, which decreased demand for Komatsu’s products for a short period thereafter, overall demand for mining equipment in Australia remained firm.

Net sales to external customers in the Middle East and Africa for the fiscal year ended March 31, 2011 increased by 22.2%, or ¥18,950 million to ¥104,480 million (U.S.$1,259 million) as compared to ¥85,530 million for the fiscal year ended March 31, 2010. While political and social conditions have continued to be unstable in some countries in this region, demand for equipment increased as the conditions surrounding mining development projects and infrastructure development projects improved. As a result, sales improved from the previous fiscal year.
Segment Profit
Segment profit for the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 201 increased by 165.9%, or ¥137,769 million, to ¥220,830 million (U.S.$2,661 million) from ¥83,061 million for the fiscal year ended March 31, 2010. Factors that contributed to this increase include (1) increased sales (which increased segment profit by approximately ¥131.9 billion), (2) the realization of sales at higher prices (which increased segment profit by approximately ¥29.3 billion) and (3) lower manufacturing costs (which increased segment profit by approximately ¥15.1 billion). Such factors were partially offset by (1) unfavorable changes in foreign exchange rates as the Japanese yen strengthened sharply against the U.S. dollar, Euro and Renminbi (which decreased segment profit by approximately ¥37.0 billion) and (2) an increase in depreciation expenses relating to fixed assets (which decreased segment profit by approximately ¥1.6 billion).
Industrial Machinery and Others
Net Sales
Total net sales to external customers in the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2011 increased by 39.5%, or ¥64,449 million, to ¥227,438 million (U.S.$2,740 million) as compared to ¥162,989 million for the fiscal year ended March 31, 2010. This increase was mainly due to the increase in sales of wire saws for use in slicing silicon ingots for the solar cell market, as capital investment remained brisk in Asia, especially in China. As the automobile manufacturing industry began to recover and make capital investments in the Strategic Markets, such as China, India, Brazil, and some other countries, orders for large presses and other machinery increased and contributed to the increase in net sales for the fiscal year ended March 31, 2011.
Segment Profit
Segment profit for the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2011 increased by 599.3%, or ¥17,967 million, to ¥20,965 million (U.S.$253 million) from ¥2,998 million for the fiscal year ended March 31, 2010. This increase was due primarily to the increase in demand for Komatsu products (which increased segment profit by approximately ¥18.9 billion), which fully offset the increase in costs, such as fixed costs (which decreased segment profit by approximately ¥0.9 billion).

Comparison of the Fiscal Years ended March 31, 2010 and 2009
The following tables set forth selected consolidated financial and operating data, including numerical data expressed as a percentage of total consolidated net sales for the periods indicated, and the changes in each consolidated financial line item between the indicated fiscal years.
Consolidated Statements of Income Data

	Millions of Yen				Percentage
	Fiscal Years Ended March 31,				change
	2010		2009		2010 vs. 2009
Net sales	¥1,431,564	100.0%	¥2,021,743	100.0%	-29.2%
Cost of sales	1,101,559	76.9%	1,510,408	74.7%	-27.1%
Selling, general and administrative expenses	249,286	17.4%	322,677	16.0%	-22.7%
Impairment losses on long-lived assets	3,332	0.2%	16,414	0.8%	-79.7%
Impairment loss on goodwill	—	—	2,003	0.1%	-100.0%
Other operating expenses, net	(10,352)	-0.7%	(18,293)	-0.9%	-43.4%
Operating income	67,035	4.7%	151,948	7.5%	-55.9%
Other income (expenses), net	(2,056)		(23,166)		-91.1%
Interest and dividend income	6,158		8,621		-28.6%
Interest expense	(8,502)		(14,576)		-41.7%
Other, net	288		(17,211)		-101.7%
Income from continuing operations before income taxes and equity in earnings of affiliated companies	64,979	4.5%	128,782	6.4%	-49.5%
Income taxes
Current	32,722		60,511
Deferred	(7,358)		(18,218)

Total	25,364	1.8%	42,293	2.1%	-40.0%

Income from continuing operations before equity in earnings of affiliated companies	39,615	2.8%	86,489	4.3%	-54.2%
Equity in earnings of affiliated companies	1,588	0.1%	396	0.0%	301.0%

Net income	41,203	2.9%	86,885	4.3%	-52.6%

Less net income attributable to noncontrolling interests	(7,644)	-0.5%	(8,088)	-0.4%	-5.5%

Net income attributable to Komatsu Ltd.	¥33,559	2.3%	¥78,797	3.9%	-57.4%

	Yen

Per share data
Net income attributable to Komatsu Ltd.:
Basic	34.67		79.95
Diluted	34.65		79.89

Cash dividends per share	¥26.00		¥44.00

Net Sales
Consolidated net sales for the fiscal year ended March 31, 2010 decreased by 29.2%, or ¥590,179 million, to ¥1,431,564 million from ¥2,021,743 million for the fiscal year ended March 31, 2009. This decrease was due primarily to decreased sales in the Construction, Mining and Utility Equipment operating segment as well as decreased sales in the Industrial Machinery and Others operating segment. Unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar, the Euro and other currencies, also contributed to the decrease in net sales.
For the fiscal year ended March 31, 2010, net sales to external customers for the Construction, Mining and Utility Equipment operating segment decreased by 27.3%, or ¥476,158, to ¥1,268,575 million as compared to the fiscal year ended March 31, 2009. While demand for construction, mining and utility equipment recovered in China and showed signs of recovery in certain emerging economies that are rich in natural resources, such as Indonesia, India and Brazil, such trend was not generally observed in developed countries and regions, such as Japan, North America and Europe. Despite various governments’ efforts to stimulate their respective economies through stimulus packages, demand for construction, mining and utility equipment continued to decrease in developed countries as a result of the economic downturn. In light of such circumstances, Komatsu continued to suspend equipment sales to its dealers and distributors in developed countries to support their efforts to quickly adjust inventory levels, which further decreased Komatsu’s net sales. In addition, unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar, the Euro and other currencies, decreased net sales in the Construction, Mining and Utility Equipment operating segment by approximately ¥69.8 billion. While Komatsu was successful in realizing product sales at higher prices, this success did not offset the decrease in sales discussed above.
As the automobile and other industries to which Komatsu supplied industrial machinery and other products continued to limit their capital investments in light of the global economic downturn, as evidenced by the reduction in the number of new orders, net sales to external customers in the Industrial Machinery and Others operating segment decreased by 41.2%, or ¥114,021 million, to ¥162,989 million as compared to the fiscal year ended March 31, 2009.
Cost of Sales
Cost of sales on a consolidated basis decreased by 27.1%, or ¥408,849 million, to ¥1,101,559 million for the fiscal year ended March 31, 2010 from ¥1,510,408 million for the fiscal year ended March 31, 2009, due primarily to decreased sales. Despite various efforts undertaken by Komatsu, such as the realization of sales of products at higher prices and the reduction of production costs (as a result of the decrease in the prices of materials used in the production of Komatsu products), cost of sales to sales ratio increased by 2.2 percentage points to 76.9% for the fiscal year ended March 31, 2010 from 74.7% for the fiscal year ended March 31, 2009. This increase was mainly due to (1) unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar, the Euro and other currencies and (2) certain costs not being fully absorbed due to reduced production volumes.
Selling, General and Administrative Expenses
Selling, general and administrative expenses decreased by 22.7% for the fiscal year ended March 31, 2010 to ¥249,286 million from ¥322,677 million for the fiscal year ended March 31, 2009, due primarily to (1) the decrease in selling expenses, such as expenses to transport products, as a result of decreased sales volume for the Construction, Mining and Utility Equipment operating segment, (2) the decrease in R&D expenses as Komatsu prioritized its R&D expenditures and postponed certain R&D activities and (3) the decrease in expenses associated with other activities aimed at reducing other fixed costs, such as personnel expenses and facility related expenses (that is, depreciation expenses relating to fixed assets), which Komatsu was able to reduce through structural reforms.

Impairment Losses on Long-Lived Assets
Consolidated impairment loss on long-lived assets for the fiscal year ended March 31, 2010 decreased by 79.7%, or ¥13,082 million, to ¥3,332 million as compared to ¥16,414 million for the fiscal year ended March 31, 2009. This decrease was due primarily to the fact that Komatsu did not record any impairment loss similar to the loss recorded in the fiscal year ended March 31, 2009 in connection with the closing of the Mooka plant and the Komatsu plant.
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
Operating Income
Consolidated operating income for the fiscal year ended March 31, 2010 decreased by 55.9%, or ¥84,913 million, to ¥67,035 million as compared to ¥151,948 million for the fiscal year ended March 31, 2009. This decrease in operating income was due primarily to negative factors such as (1) the decrease in demand for Komatsu products and (2) unfavorable changes in foreign exchange rates, which outweighed positive factors such as (1) the decrease in fixed costs, such as R&D expenses, and personnel expenses and facility related expenses (that is, depreciation expenses relating to fixed assets), which Komatsu was able to reduce through structural reforms, (2) the realization of product sales at higher prices and (3) the decrease in expenses relating to structural reforms of its production and sales operations.
As a result, operating margin for the fiscal year ended March 31, 2010 decreased by 2.8 percentage points to 4.7% from 7.5% for the fiscal year ended March 31, 2009.

Other Income (Expenses), net
Consolidated other expenses, net for the fiscal year ended March 31, 2010 decreased by 91.1%, or ¥21,110 million, to ¥2,056 million as compared to other income, net of ¥23,166 million for the fiscal year ended March 31, 2009. This decrease was due primarily to the decrease in foreign exchange rate losses and losses recorded as a result of impairments in Komatsu’s securities investments. Foreign exchange rate losses decreased by ¥12,868 million for the fiscal year ended March 31, 2010 to a gain of ¥1,066 million as compared to a loss of ¥11,802 million for the fiscal year ended March 31, 2009 mainly due to the favorable changes in foreign exchange rates, such as the depreciation of the U.S. dollar against the Canadian Dollar and Russian Ruble. In addition, Komatsu recorded losses on its securities investments of ¥204 million for the fiscal year ended March 31, 2010, a decrease of ¥9,237 million as compared to ¥9,441 million for the fiscal year ended March 31, 2009. This decrease in losses on its securities investments was due primarily to the overall recovery in the stock markets. Interest expense for the fiscal year ended March 31, 2010 decreased by 41.7%, or ¥6,074 million, to ¥8,502 million as compared to ¥14,576 million for the fiscal year ended March 31, 2009, due primarily to lower interest rates and the decrease in borrowings from external sources, and contributed to the decrease in other expenses. Interest and dividend income decreased by 28.6%, or ¥2,463 million, to ¥6,158 million for the fiscal year ended March 31, 2010 as compared to ¥8,621 million for the fiscal year ended March 31, 2009, due primarily to a decrease in interest rates.
Income from Continuing Operations Before Income Taxes and Equity in Earnings of Affiliated Companies
As a result of the above factors, consolidated income from continuing operations before income taxes and equity in earnings of affiliated companies for the fiscal year ended March 31, 2010 decreased by 49.5%, or ¥63,803 million, to ¥64,979 million as compared to ¥128,782 million for the fiscal year ended March 31, 2009.
Income Taxes
Consolidated income tax expense for the fiscal year ended March 31, 2010 decreased by ¥16,929 million to ¥25,364 million from ¥42,293 million for the fiscal year ended March 31, 2009. The actual effective tax rate for the fiscal year ended March 31, 2010 increased to 39.0% from 32.8% for the fiscal year ended March 31, 2009. This increase was due primarily to an increase in non-deductible expenses and valuation allowance of consolidated subsidiaries. The increase in the valuation allowance was mainly the result of additional valuation allowances recorded on deferred tax assets for net operating loss carryforwards at certain subsidiaries.
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

Income from Continuing Operations Before Equity in Earnings of Affiliated Companies
As a result of the above factors, consolidated income from continuing operations before equity in earnings of affiliated companies for the fiscal year ended March 31, 2010 decreased by ¥46,874 million to ¥39,615 million as compared to ¥86,489 million for the fiscal year ended March 31, 2009.
Equity in Earnings of Affiliated Companies
Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2010 increased by ¥1,192 million to ¥1,588 million as compared to ¥396 million for the fiscal year ended March 31, 2009, due primarily to increased earnings recorded by affiliated companies held under the equity accounting method, such as L&T-Komatsu Limited whose products were in greater demand in the Indian market.
Net income
As a result of the above factors, consolidated net income for the fiscal year ended March 31, 2010 decreased by ¥45,682 million to ¥41,203 million as compared to ¥86,885 million for the fiscal year ended March 31, 2009.
Net Income Attributable to Noncontrolling Interests
Net income attributable to noncontrolling interests for the fiscal year ended March 31, 2010 decreased by ¥444 million to ¥7,644 million as compared to ¥8,088 million for the fiscal year ended March 31, 2009. Noncontrolling interests in income of consolidated subsidiaries decreased mainly as a result of declined earnings recorded primarily by subsidiaries in the Construction, Mining and Utility Equipment operating segment, such as Komatsu Australia Pty. Ltd.
Net Income Attributable to Komatsu Ltd.
As a result of the above, consolidated net income attributable to Komatsu Ltd. for the fiscal year ended March 31, 2010 decreased by 57.4%, or ¥45,238 million, to ¥33,559 million as compared to ¥78,797 million for the fiscal year ended March 31, 2009. Accordingly, basic net income attributable to Komatsu Ltd. per share fell to ¥34.67 for the fiscal year ended March 31, 2010 from ¥79.95 for the fiscal year ended March 31, 2009. Diluted net income attributable to Komatsu Ltd. per share fell to ¥34.65 for the fiscal year ended March 31, 2010 from ¥79.89 for the fiscal year ended March 31, 2009.

Performance by Operating Segments
The following table presents net sales and segment profit broken down by operating segments for the fiscal years ended March 31, 2010 and 2009. In evaluating the financial data for each operating segment, Komatsu’s management considers sales by the location of its external customers to be particularly helpful for the Construction, Mining and Utility Equipment operating segment, its primary operating segment. Accordingly, in addition to providing performance information by operating segments, the below table and related discussion provide information regarding sales in the Construction, Mining and Utility Equipment operating segment broken down by geographic locations of Komatsu’s external customer.

	Millions of Yen
	Fiscal Years Ended		Percentage
	March 31,		Change
	2010	2009	2010 vs. 2009
Net sales:
Construction, Mining and Utility Equipment
External Customers	¥1,268,575	¥1,744,733	-27.3%
Japan	228,505	309,895	-26.3%
Americas	306,135	462,405	-33.8%
Europe and CIS	122,018	273,259	-55.3%
China	244,509	179,221	36.4%
Asia (excluding Japan, China) and Oceania	281,878	309,721	-9.0%
Middle East and Africa	85,530	210,232	-59.3%
Intersegment	2,690	4,653	-42.2%

Total	1,271,265	1,749,386	-27.3%

Industrial Machinery and Others
External Customers	162,989	277,010	-41.2%
Intersegment	15,619	26,389	-40.8%

Total	178,608	303,399	-41.1%

Elimination	(18,309)	(31,042)	-41.0%

Consolidated Net Sales	¥1,431,564	¥2,021,743	-29.2%

Segment Profit:
Construction, Mining and Utility Equipment	¥83,061	¥180,455	-54.0%
Industrial Machinery and Others	2,998	12,891	-76.7%

Total	86,059	193,346	-55.5%

Notes:
1)	Transfers between segments are made at estimated arm’s-length prices.

Construction, Mining and Utility Equipment
Net sales
Total net sales to external customers in the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 2010 decreased by 27.3%, or ¥476,158 million, to ¥1,268,575 million as compared to ¥1,744,733 million for the fiscal year ended March 31, 2009. This decrease in sales was due primarily to negative factors such as (1) the decrease in demand for Komatsu products during the fiscal year (which decreased net sales of this operating segment by approximately ¥433.9 billion) and (2) unfavorable changes in foreign exchange rates, such as the appreciation of the Japanese yen against the U.S. dollar, the Euro and other currencies (which decreased net sales in this operating segment by approximately ¥69.8 billion), which outweighed positive factors, such as the realization of product sales at higher prices (which increased net sales in this operating segment by approximately ¥27.5 billion).
Net sales to external customers in Japan for the fiscal year ended March 31, 2010 decreased by 26.3%, or ¥81,390 million, to ¥228,505 million as compared to ¥309,895 million for the fiscal year ended March 31, 2009. While public-sector investment remained firm in the fiscal year ended March 31, 2010, due primarily to the economic stimulus package provided by the Japanese government, private-sector capital investment and residential investment continued to remain slack. As a result, overall demand for construction, mining and utility equipment in Japan decreased from the previous fiscal year. Accordingly, Komatsu’s sales of construction, mining and utility equipment in Japan decreased compared to the previous fiscal year.
Net sales to external customers in the Americas for the fiscal year ended March 31, 2010 decreased by 33.8%, or ¥156,270 million, to ¥306,135 million as compared to ¥462,405 million for the fiscal year ended March 31, 2009. While the operating rate of construction equipment in North America showed signs that the market had bottomed out during the fiscal year ended March 31, 2010, demand for such equipment fell short of increasing as a result of the continuing economic uncertainty. As a result, the business environment in North America remained challenging. In light of such market conditions, Komatsu (1) reorganized its production and sales operations in North America by, among other things, closing certain manufacturing facilities and merging certain sales companies, and (2) continued to make efforts to reduce distributors’ inventory to appropriate levels. In Latin America, market demand that decreased after the financial crisis showed signs of recovery in Brazil and some other countries. To capture such recovery in demand in Latin America, Komatsu reinforced its sales and service operations by establishing a new subsidiary in Chile and opening a service support center in Mexico. The positive signs in Latin America, however, were not sufficient to fully offset the decrease in demand in North America. As a result, overall sales in the Americas for the fiscal year ended March 31, 2010 decreased as compared to the fiscal year ended March 31, 2009.

Net sales to external customers in Europe and CIS for the fiscal year ended March 31, 2010 decreased by 55.3%, or ¥151,241 million to ¥122,018 million as compared to ¥273,259 million for the fiscal year ended March 31, 2009. A sharp drop in demand for construction, mining and utility equipment in Europe and CIS continued during the fiscal year ended March 31, 2010, against the backdrop of sluggish economies. Under such circumstances, Komatsu doubled sales promotion and other efforts in collaboration with its distributors in Europe, while reinforcing its product support capability for mines in CIS. However, net sales to external customers in Europe and CIS for the fiscal year ended March 31, 2010 decreased due primarily to Komatsu’s continuing efforts to (1) reduce distributors’ inventory to an appropriate level and (2) decrease the number of construction, mining and utility equipment models that are manufactured in Europe, which action was undertaken to improve manufacturing efficiency and profitability by eliminating models that were no longer in demand.
Net sales to external customers in China for the fiscal year ended March 31, 2010 increased by 36.4%, or ¥65,288 million to ¥244,509 million as compared to ¥179,221 million for the fiscal year ended March 31, 2009. Demand for construction, mining and utility equipment increased in China in light of the Chinese government’s economic stimulus measures, which advanced large-scale infrastructure developments, such as railways and highways projects, and resulted in an increase in year-on-year monthly demand since June 2009. The increase in year-on-year monthly demand was particularly significant after the Chinese New Year in February 2010. By increasing its production capacity at its existing plants, teaming up with its distributors to aggressively market its products and implementing an ICT system that enables Komatsu and its distributors to exchange real-time information in order to minimize excess inventory, Komatsu recorded an increase in net sales to customers in China for the fiscal year ended March 31, 2010. As a result, sales in China increased to account for 19.3% of total sales of the Construction, Mining and Utility Equipment operating segment.

Net sales to external customers in Asia and Oceania for the fiscal year ended March 31, 2010 decreased by 9.0%, or ¥27,843 million to ¥281,878 million as compared to ¥309,721 million for the fiscal year ended March 31, 2009. In Indonesia, India and Thailand, year-on-year monthly demand showed signs of recovery in the second half of the fiscal year ended March 31, 2010. Demand remained firm for mining-related equipment in Australia throughout the entire fiscal year. Against this backdrop, Komatsu strived to strengthen its operations by (1) enhancing its global Reman (Re-manufacturing) capability by establishing and reorganizing its Reman entities in Indonesia and (2) reinforcing its market and product support capabilities by entering into a joint-venture arrangement with its distributors in Thailand. Notwithstanding such efforts, while sales picked up quickly in Asia in and after the third quarter, such increase in sales was not sufficient to fully offset the decrease in demand from customers in Asia and Oceania in the first half of the fiscal year ended March 31, 2010. As a result, Komatsu recorded a decrease in net sales in Asia and Oceania for the fiscal year ended March 31, 2010.
Net sales to external customers in the Middle East and Africa for the fiscal year ended March 31, 2010 decreased by 59.3%, or ¥124,702 million to ¥85,530 million as compared to ¥210,232 million for the fiscal year ended March 31, 2009. Although commodity prices showed signs of an increase from the drastic plunge in 2008, market demand failed to recover in the Middle East and Africa as affected by the recessionary economies. In light of such market conditions and Komatsu’s continuing efforts to reduce distributors’ inventories, net sales to customers in the Middle East and Africa for the fiscal year ended March 31, 2010 decreased.
Segment Profit
Segment profit for the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 2010 decreased by 54.0%, or ¥97,394 million, to ¥83,061 million from ¥180,455 million for the fiscal year ended March 31, 2009.
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

Industrial Machinery and Others
Net Sales
Total net sales to external customers in the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2010 decreased by 41.2%, or ¥114,021 million, to ¥162,989 million as compared to ¥277,010 million for the fiscal year ended March 31, 2009. During the fiscal year ended March 31, 2010, the automobile and other industries to which Komatsu supplied industrial machinery and other products continued to limit their capital investments in light of the global economic downturn. As a result, new orders for Komatsu products decreased sharply and resulted in a decrease in net sales in the Industrial Machinery and Others operating segment.
Segment Profit
Segment profit for the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2010 decreased by 76.7%, or ¥9,893 million, to ¥2,998 million from ¥12,891 million for the fiscal year ended March 31, 2009. This decrease was due primarily to the decrease in demand for Komatsu products (which decreased segment profit by approximately ¥15.7 billion), which fully offset the decrease in costs, such as fixed costs (which increased segment profit by approximately ¥5.8 billion).
B. Liquidity and Capital Resources
Cash Flow
Set forth below is the condensed consolidated statements of cash flows information for the fiscal years ended March 31, 2011, 2010 and 2009.
Condensed Consolidated Statements of Cash Flows Information

	Millions of yen			Millions of
	Fiscal Years Ended March 31,			U.S. dollars
	2011	2010	2009	2011
Net cash provided by operating activities	¥150,402	¥182,161	¥78,775	$1,812
Net cash used in investing activities	(88,509)	(72,967)	(145,368)	(1,066)
Net cash provided by (used in) financing activities	(56,365)	(116,363)	57,219	(679)
Effect of exchange rate change on cash and cash equivalents	(3,733)	(965)	(2,073)	(45)
Net increase (decrease) in cash and cash equivalents	1,795	(8,134)	(11,447)	22
Cash and cash equivalents, beginning of year	82,429	90,563	102,010	993

Cash and cash equivalents, end of year	¥84,224	¥82,429	¥90,563	$1,015

Fiscal Year Ended March 31, 2011
Despite the fact that net income increased from the previous fiscal year as Komatsu recorded increased net sales in light of growth in the world economy, net cash provided by operating activities decreased by ¥31,759 million from the previous fiscal year to ¥150,402 million (U.S.$ 1,812 million), mainly due to an increase in purchasing inventories for higher sales and productions, although cash collections increased from the previous fiscal year with an increase in sales reflecting the recovery in global demand.
Net cash used in investing activities increased by ¥15,542 million from the previous fiscal year to ¥88,509 million (U.S.$ 1,066 million). This increase was due primarily to capital expenditures for the fiscal year ended March 31, 2011 increasing by ¥8,419 million from the previous fiscal year to ¥100,820 million (U.S.$ 1,215 million). Capital expenditures increased mainly due to the need to expand production capacity in order to respond to increased sales.
Net cash used in financing activities decreased by ¥59,998 million from the previous fiscal year to ¥56,365 million (U.S.$ 679 million), mainly due to the decrease in repayments on debt. Repayments on debt decreased from the previous fiscal year mainly as payments of inventories and capital expenditures increased as compared to the previous fiscal year.
As a result, cash and cash equivalents, as of March 31, 2011, totaled ¥84,224 million (U.S.$ 1,015 million), an increase of ¥1,795 million from the previous fiscal year.
Fiscal Year Ended March 31, 2010
Net cash provided by operating activities for the fiscal year ended March 31, 2010 increased by ¥103,386 million to ¥182,161 million as compared to the fiscal year ended March 31, 2009, mainly due to decrease in payments of inventories.
Net cash used in investing activities for the fiscal year ended March 31, 2010 declined by ¥72,401 million to ¥72,967 million as compared to the fiscal year ended March 31, 2009, mainly due to restrained capital investments in both Japan and overseas.
Net cash used in financing activities for the fiscal year ended March 31, 2010 totaled ¥116,363 million, an increase of ¥173,582 million from the fiscal year ended March 31, 2009, mainly due to repayments on short-term debt.

As a result of the above, cash and cash equivalents as of March 31, 2010, totaled ¥82,429 million, a decrease of ¥8,134 million compared to the balance as of March 31, 2009.
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
In the fiscal year ended March 31, 2011, Komatsu made capital investments in the construction, mining and utility equipment business to expand its production capacity and its product offerings in the Strategic Markets and improved its ability to quickly adjust to anticipated increases in demand for its equipment in such markets in the medium- to long-term. In the industrial machinery and others business, Komatsu built a new plant of Komatsu NTC Ltd. during the fiscal year ended March 31, 2011 to increase its capacity to produce wire saws as it expand its market share in such equipment in the solar cell market.
As a result, Komatsu’s capital investment on a consolidated basis for the fiscal year ended March 31, 2011 was ¥97,738 million (U.S.$1,178 million), an increase of ¥1,547 million from the fiscal year ended March 31, 2010. Komatsu plans to make investments totaling ¥116,600 million for the fiscal year ending March 31, 2012. For information about capital investment plans for the fiscal year ending March 31, 2012, see Item 4.D. Property, Plants and Equipment.
Source of Funds and Liquidity Management
Komatsu’s principal capital resources policy is to maintain sufficient capital resources to be able to respond promptly to future capital needs in connection with its operations and to maintain an appropriate level of liquidity. Consistent with this policy, Komatsu has secured various sources of funding, such as loans, corporate bonds, notes and lines of credit. Komatsu expects to use cash generated from its operations, and funds procured through such external sources to satisfy future capital expenditures and working capital needs. In addition, in order to improve the efficiency and effectiveness of its cash management, Komatsu’s overseas subsidiaries participate in a global cash pooling arrangement with a single financial institution, which is used to fund short-term liquidity needs. This arrangement contains specific provisions for the right to offset positive and negative cash balances on a global basis. The arrangement allows for cash withdrawals from this financial institution based upon our aggregate cash deposits within such financial institution. Our consolidated Balance Sheet as of March 31, 2011 reflects cash net of withdrawal of ¥39,729 million (U.S.$ 479 million).

Transfer of funds from subsidiaries in the form of cash dividends, loans or advances are restricted by applicable local regulations of countries in which some of Komatsu’s subsidairies are located. Nonetheless, Komatsu does not expect these restrictions to have a significant impact on its ability to meet its cash obligations.
Komatsu’s short-term funding needs have been met mainly by cash flows from its operating activities, as well as by bank loans and the issuance of commercial paper. As of March 31, 2011, certain consolidated subsidiaries of the Company maintained committed credit line agreements totaling ¥42,660 million (U.S.$ 514 million) with financial institutions to secure liquidity. As of March 31, 2011, ¥17,562 million (U.S.$ 212 million) was available to be used under such credit line agreements, which contain customary covenants. Komatsu is not subject to any covenants limiting its ability to incur additional indebtedness. In addition, the Company has a ¥120,000 million (U.S.$1,446 million) commercial paper program, none of which was used as of March 31, 2011. The amount of capital raised through its commercial paper program has depended upon Komatsu’s financing needs, investor demand and market conditions, as well as the ratings outlook for Komatsu.
To fulfill Komatsu’s medium- to long-term funding needs, the Company has established a bond program under which it can issue up to ¥100,000 million (U.S.$1,205 million) of variable-term bonds. In addition, the Company, Komatsu Finance America Inc. and Komatsu Capital Europe S.A. have established a U.S.$1,200 million Euro medium term note (“EMTN”) program. As of March 31, 2011, the principal amount of bonds outstanding under the bond program was ¥100,000 million (U.S.$1,205 million) and the principal amount of notes outstanding under the EMTN program was ¥55,167 million (U.S.$ 665 million). Similar to short-term funding, the amount of capital raised through such programs has depended upon Komatsu’s financing needs, investor demand and market conditions, as well as the ratings outlook for Komatsu.
For additional information about the interest rate structure and maturity dates for these borrowings, see Note 11 to the Consolidated Financial Statements.
Fiscal 2011 Financial Position
Komatsu’s short-term debt as of March 31, 2011, which primarily consisted of short-term bank loans and commercial paper, increased by ¥6,870 million from March 31, 2010 to ¥130,308 million (U.S.$ 1,570 million). Such short-term debt was used for working capital purposes.

Komatsu’s long-term debt as of March 31, 2011, including debt that is scheduled to mature as of March 31, 2012, decreased by ¥49,181 million from March 31, 2010 to ¥413,760 million (U.S.$ 4985 million). As of March 31, 2011, Komatsu’s long-term debt, excluding market value adjustment, consisted of (1) ¥220,067 million in loans from banks, insurance companies and other financial institutions, (2) ¥90,000 million in unsecured bonds, (3) ¥55,167 million in EMTNs and (4) ¥48,526 million in capital lease obligations. Such long-term debt was used primarily for capital expenditures and long-term working capital needs. For information about the interest rate structure and maturity dates for these borrowings, see Note 11 to the Consolidated Financial Statements.
As a result, Komatsu’s interest-bearing debt as of March 31, 2011, including its capital lease obligations, decreased by ¥42,311 million from March 31, 2010 to ¥544,068 million (U.S.$ 6,555 million). Net interest-bearing debt after deducting cash and deposits as of March 31, 2011 also decreased by ¥43,708 million from March 31, 2010 to ¥459,110 million (U.S.$ 5,531 million). As a result, Komatsu’s net debt-to-equity ratio as of March 31, 2011 improved and was 0.50, compared to 0.60 as of March 31, 2010.
At March 31, 2011, total working capital increased by ¥46,009 million to ¥444,384 million (U.S. $4,754 million). The current ratio, which is calculated by dividing current assets by current liabilities, as of March 31, 2011, was 155.5%, which reflected a decrease of 6.6 percentage points from the fiscal year ended March 31, 2010. In management’s opinion, the working capital is sufficient for the Komatsu’s present requirements.
Based on expected cash flow from its operating activities, the available sources of funds and current cash and cash equivalent balances, Komatsu believes that it has sufficient means to satisfy its liquidity needs and future obligations.
As of March 31, 2011, Komatsu has committed to make capital investments totaling approximately ¥12,800 million (U.S.$154 million). With respect to the Construction, Mining and Utility Equipment operating segment, Komatsu plans to continue making capital investments to expand its production capacity and its product offerings in the Strategic Markets, and to improve its ability to quickly adjust to future increases in demand for its equipment in such markets in the medium- to long-term. With respect to the Industrial Machinery and Others operating segment, Komatsu plans to make capital investments to increase its capacity to produce wire saws in response to increased demand for its equipment in the solar cell market. In addition, Komatsu plans to make capital investments to expand its capacity to produce large presses and other machinery as it anticipates that the automobile industry will recover and start making larger capital investments, especially in the Strategic Markets. Furthermore, Komatsu plans to continue making capital investments to renew obsolete equipment and streamline its production operations.

Credit Ratings
The Company obtains credit ratings from three rating agencies: Standard and Poor’s Ratings Japan K.K. (“S&P”), Moody’s Japan K.K. (“Moody’s”) and Rating and Investment Information, Inc. (“R&I”). As of March 31, 2011, the Company’s issuer ratings were as follows:
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
The following table presents Komatsu’s research and development expenses for the fiscal years ended March 31, 2011, 2010 and 2009. Research and development expenses are recognized when incurred.

	Millions of yen			Millions of
	Fiscal Years Ended March 31,			U.S. dollars
R&D expenses	2011	2010	2009	2011
Construction, Mining and Utility Equipment	¥40,241	¥40,359	¥47,036	$485
Industrial Machinery and Others	8,764	6,090	6,700	105

Total	¥49,005	¥46,449	¥53,736	$590

The objectives of the research and development activities by operating segment for the fiscal years ended March 31, 2011, 2010 and 2009 are described below.

(1) Construction, Mining and Utility Equipment
In order to develop construction, mining and utility equipment that can be used in various parts of the world, Komatsu has established research and development centers in Japan and overseas, and has encouraged joint research and development programs as well as personnel exchanges. With the goal of assisting its customers to improve their productivity, Komatsu’s medium- and long-term research and development objectives are as follows: (1) to make advancements in the use of ICT and (2) to increase the environmental friendliness of its products.
Komatsu has been engaged in the research and development of ICT, including remote management technology (which enables remote management of equipment by obtaining information regarding machine locations, operating conditions and vehicle health, using state-of-the-art remote sensing and telecommunication technologies), control technology and artificial intelligence. Equipment with control systems and management systems using these technologies have been rapidly penetrating the construction and mining equipment market. Komatsu is striving to achieve the complete automation of its equipment and is making advances to actively use ICT in its construction and mining equipment taking into consideration customers’ needs and preferences.
Komatsu has made advances in research and development relating to energy conservation, component recycling and reuse, and the evaluation of environmental loads through lifecycle assessment techniques based on the belief that it is possible to reduce environmental burdens while achieving economic efficiency. In particular, Komatsu has placed special emphasis on research and development activities relating to technologies that reduce fuel consumption, which are conducive to both the environment (by reducing CO2 emissions) and the economy (by decreasing fuel expenses). For example, in the fiscal year ended March 31, 2008, Komatsu became the world’s first company to release a hybrid excavator (PC200-8 Hybrid), which it released in the Japanese and Chinese markets. The hybrid excavator typically consumes less fuel when functioning at the maximum level as compared to conventional excavators and also emits lower levels of NOx and CO2. Komatsu plans to introduce such hybrid excavator in the North, Central and South American, Southeast Asian, European and Oceania markets during the fiscal year ending March 31, 2012. In addition, during the fiscal year ended March 31, 2011, Komatsu completed the development of some of its new engines for its diesel-engine machines that meet the stringent clean-air standards that are to be phased in by Japan later this calendar year and that have been phased in by the US and the EU earlier this calendar year. Komatsu also has developed and introduced mini-construction equipment, which meet the clean-air standards enforced in China. Komatsu is continuously seeking to develop new technology to meet stricter exhaust gas emission standards that are to become effective in the future. In addition, Komatsu is working to make further improvements to the working conditions for machine operators by enhancing safety measures and reducing noise and vibration levels of its machines.

(2) Industrial Machinery and Others
Research and development in the Industrial Machinery and Others operating segment is principally conducted in the fields of large presses (which is conducted by Komatsu Industries Corporation), fabricating machinery (which is conducted by Komatsu Industries Corporation), machine tools (which was conducted by Komatsu Machinery Corporation through the fiscal year ended March 31, 2011 and is now being conducted by Komatsu NTC Ltd.) and other industrial machinery (which is conducted by KELK Ltd.).
In the field of large size presses, Komatsu Industries Corporation has focused on developing functional enhancements to its AC servo presses to respond to the customers’ growing need to reduce production costs.
In the field of fabricating machinery, Komatsu Industries Corporation has focused on developing in-process controlled bending angle sensors for the press brake, which is a tool for bending sheet and plate materials. This function (called the Bending Eye) is expected to enable manufacturers to cut materials without a trial bend.
With respect to machine tools, Komatsu Machinery Corporation developed and introduced during the fiscal year ended March 31, 2011, the smallest crankshaft milling machine (GPM150F1-5). In addition, a vertical machining center (NV300V), which is smaller in size than prior models and lower in cost, received favorable reviews by customers that make cylinder head lines using such equipment. Komatsu Machinery Corporation also developed in the fiscal year ended March 31, 2011 a wire saw (PV800H) that is used in the manufacturing of solar cells. Such wire saw has the ability to cut thinner wafers at higher speeds thereby increasing wafer yields.
In terms of other products, KELK Ltd. has been engaged in the research and development of high-performance temperature control equipment, high-performance thermoelectric heat exchange units, micro thermo-modules for use in optical communications and thermoelectric power generation modules.
D. Trend Information
Looking at our global group-wide business environment, demand in the construction and mining equipment is on track to recover in the Traditional Markets, especially North America and Europe. In addition, demand for such equipment in the Strategic Markets is expected to show signs of strong growth. Komatsu is projecting that the economic growth of countries in the Strategic Markets will drive the demand for construction and mining equipment. Furthermore, because mining activities are brisk in light of the demand for natural resource commodities, Komatsu expects demand for mining equipment will continue. In the industrial machinery and others business, the press and machine tool markets are showing signs of recovery and the demand for wire saws is expected to remain strong as demand for solar energy products is expected to increase. Komatsu anticipates that demand for such products will continue to grow as the automobile industry recovers, especially in the Strategic Markets. Komatsu will strive to capitalize on these market expansions by not only expanding its sales of new equipment but also sales in the entire value chain, which includes its parts sales and services. Komatsu will also continue to increase the sales price of its products and decrease production costs.

On the other hand, with respect to Japan, Komatsu needs to continue to closely monitor a number of problems caused by the Great East Japan Earthquake, such as the availability of electric power supply, the extent and pace of recovery of its suppliers, the frequency and severity of aftershocks and the state of the crippled nuclear plant in the Fukushima Prefecture. Komatsu’s production and procurement remains vulnerable to being affected by such factors. While monitoring the conditions carefully, Komatsu will continue to work to stabilize production and procurement of its equipment and supplies. To assist in the restoration of the regions affected by the Great East Japan Earthquake, Komatsu established the Tohoku Operation Department in Sendai City, Miyagi Prefecture. This department will coordinate the transportation of construction equipment, forklift trucks, temporary housing materials and spare parts for equipment, and support our service operations in the affected region.
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

E. Off-Balance Sheet Arrangements
Komatsu has several account receivables securitization programs, which are sources of capital for Komatsu. However, as of March 31, 2011, Komatsu did not have any outstanding amounts in securitized account receivables.
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
Komatsu did not have any cash flows from securitization activities from the sale of trade notes and account receivables for the fiscal year ended March 31, 2011. Cash flows received for all securitization activities from the sale of trade notes and accounts receivable for the fiscal year ended March 31, 2010 was ¥13,072 million.
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
The components of securitized trade receivables and other assets managed together as of March 31, 2011 and 2010 were as follows:

	Millions of yen
	Fiscal Years Ended		Millions of
	March 31,		U.S. Dollars
	2011	2010	2011
Total amount of trade receivables that are managed and securitized	¥731,735	¥635,610	$8,816
Assets transferred	—	(22,004)	—

Total amount of trade receivables on balance sheet	¥731,735	¥613,606	$8,816

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

Commitments and Contingent Liabilities
As of March 31, 2011, Komatsu had ¥1,347 million (U.S.$16 million) of contingent liabilities with financial institutions for discounted and transferred receivables on a recourse basis.
Komatsu provides guarantees to third parties in connection with loans borrowed by its employees and affiliated companies, customers and other companies. These guarantees relate mainly to housing loans extended to Komatsu’s employees. The guarantees that support loans borrowed by Komatsu’s affiliated companies, customers and other companies are issued to enhance the creditworthiness of these affiliated companies, customers and other companies.
For each guarantee issued, Komatsu is required to perform under such guarantee if the borrower defaults on a payment required to be made by the applicable contract’s terms. The contract terms range from 10 years to 30 years in the case of employees’ housing loans, and from 1 to 10 years in the case of loans borrowed by Komatsu’s affiliated companies, customers and other companies. The maximum aggregate amount of undiscounted payments Komatsu would have had to make in the event that a payment default were to occur for these loans was ¥99,312 million (U.S.$1,197 million) as of March 31, 2011. The fair value of the liabilities recognized for Komatsu’s obligations as guarantor under these guarantees as of March 31, 2011 were believed to be insignificant by Komatsu’s management. Some of these guarantees were secured by collateral or insurance issued to the Company.
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

Komatsu also issues contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty costs for the fiscal years ended March 31, 2011 and 2010 are summarized below:

	Millions of yen		Millions of
	Fiscal Years Ended March 31,		U.S. dollars
	2011	2010	2011
Balance at beginning of year	¥23,758	¥28,256	$286
Addition	27,091	21,149	326
Utilization	(21,352)	(25,477)	(257)
Other	(966)	(170)	(12)

Balance at end of year	¥28,531	¥23,758	$344

F. Tabular Disclosure of Contractual Obligations
The following tables set forth Komatsu’s contractual obligations as of March 31, 2011.

	Millions of yen
	Cash payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Short-term debt obligations	¥130,308	¥130,308	¥—	¥—	¥—
Long-term debt obligations (excluding Capital lease obligations)	356,912	91,116	193,894	71,575	327
Capital (Finance) lease obligations	48,526	24,583	21,571	2,215	157
Operating lease obligations	10,036	3,240	3,633	1,613	1,550
Interest on interest-bearing debt (including Capital lease obligations)	16,911	10,948	4,984	975	4

Pension and other postretirement obligations	4,661	4,661	—	—	—

Total	¥567,354	¥264,856	¥224,082	¥76,378	¥2,038

Long-term debt obligations exclude market value adjustments of ¥8,322 million (U.S.$100 million).
Interest on interest-bearing debt is based on rates in effect as of March 31, 2011.
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

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Set forth below are the Directors and Corporate Auditors of the Company, their date of birth, current position with the Company, prior positions, the dates when they assumed such positions and other principal business activities performed outside the Company as of June 23, 2011. The Company’s senior management is comprised of all of the directors (excluding outside directors) listed below.
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

Principal Business Activities outside the Company:
Outside Director of Nomura Holdings, Inc.
Outside Director of Tokyo Electron Limited
Outside Director of Asahi Glass Company, Limited

Kunio Noji*

Date of Birth:	Nov. 17, 1946
Director Since:	Jun. 2001
Current Positions:	President, Representative Director and Chief Executive Officer (since Jun. 2007)

Prior Positions:
Apr. 2003	Director and Senior Executive Officer (Senmu)
Jun. 2001	Managing Director
Jun. 2000	Senior Executive Officer (Joumu)
Jun. 1999	Executive Officer
Jun. 1997	Director
Mar. 1997	General Manager, Information Systems Division
Apr. 1969	Joined the Company

Principal Business Activities outside the Company:
None
Yoshinori Komamura*

Date of Birth:	Feb. 20, 1948
Director Since:	Jun. 2005
Current Positions:	Executive Vice President and Representative Director (since Jun. 2010) President of Construction and Mining Equipment Marketing Division (since Apr. 2005)

Prior Positions:
Apr. 2007	Senior Executive Officer (Senmu)
Jun. 2005	Director
Apr. 2005	Senior Executive Officer (Joumu)
Jun. 1999	President and Representative Director of Komatsu Europe International N.V.
Apr. 1970	Joined the Company

Principal Business Activities outside the Company:
None

Mamoru Hironaka*

Date of Birth:	Sept. 27, 1950
Director Since:	Jun. 2011
Current Positions:	Director (since Jun. 2011) President of Utility Equipment Division (since Apr. 2011) Senior Executive Officer (Senmu) (since Apr. 2009)

Prior Positions:
Apr. 2010	Executive Vice President and Representative Director of Komatsu Utility Co., Ltd.
Apr. 2007	Senior Executive Officer (Joumu)
Apr. 2004	Vice President of Construction & Mining Equipment Marketing Division
Jun. 2001	Executive Officer
Jun. 2000	General Manager of Product Planning Department, Development Division
Apr. 1974	Joined the Company

Principal Business Activities outside the Company:
None
Tetsuji Ohashi*

Date of Birth:	Mar. 23, 1954
Director Since:	Jun. 2009
Current Positions:	Director (since Jun. 2009)
Supervising Environment (since Apr. 2011)
Senior Executive Officer (Joumu) (since Apr. 2008)
President of Production Division (since Apr. 2007)
Supervising Production and Information Strategy (since Apr. 2007)

Prior Positions:
Apr. 2007	Executive Officer
Oct. 1998	General Manager of Planning & Coordination Dept. of Awazu Plant, Production Division
Apr. 1977	Joined the Company

Principal Business Activities outside the Company:
None
Mikio Fujitsuka*

Date of Birth:	Mar. 13, 1955
Director Since:	Jun. 2011
Current Positions:	Director (since Jun. 2011) Chief Financial Officer (“CFO”) (since Apr. 2011) Supervising Investor Relations (since Apr. 2011) Senior Executive Officer (Joumu) (since Apr. 2010)

Prior Positions:
Feb. 2009	General Manager of Corporate Planning Department and President of Global Retail Finance Business Division
Apr. 2008	President of Global Retail Finance Business Division
Apr. 2005	Executive Officer
Jun. 2001	General Manager of Corporate Controlling Department
Apr. 1977	Joined the Company

Principal Business Activities outside the Company:
None

Fujitoshi Takamura*

Date of Birth:	Dec 21, 1954
Director Since:	Jun. 2011
Current Positions:	Director (since Jun. 2011) Supervising Research (since Apr. 2011) Senior Executive Officer (Joumu) (since Apr. 2010) President of Development Division (since Apr. 2010)

Prior Positions:
Apr. 2009	Vice President of Development Division
Apr. 2006	Executive Officer
Apr. 2004	General Manager of Construction Equipment Technical Center 1, Development Division
Apr. 1977	Joined the Company

Principal Business Activities outside the Company:
None
Kensuke Hotta

Date of Birth:	Oct. 12, 1938
Director Since:	Jun. 2008
Current Position:	Outside Director (since Jun. 2008)

Prior Positions (outside the Company):
Dec. 2008	Chairman and Representative Director of Greenhill & Co. Japan Ltd. (current position)
Dec. 2007	Senior Advisor of Morgan Stanley Japan Securities Co., Ltd. (now known as Morgan Stanley MUFG Securities Co., Ltd.)
Oct. 2007	Chairman and Representative Director of Hotta Partners Inc. (current position)
Apr. 2006	Chairman and Representative Director of Morgan Stanley Japan Securities Co., Ltd. (now known as Morgan Stanley MUFG Securities Co., Ltd.)
Jan. 2001	Chairman of Morgan Stanley Japan Limited
Jun. 1997	Deputy President and Representative Director of the Sumitomo Bank, Ltd. (now known as Sumitomo Mitsui Banking Corporation, hereinafter the “Bank”)
Oct. 1992	Senior Managing Director and Representative Director of the Bank
Oct. 1990	Managing Director of the Bank
Jun. 1987	Director of the Bank
Apr. 1962	Joined the Bank

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
Attorney-at-Law
Outside Director of Asahi Glass Co., Ltd.
Outside Director of Tokyo Stock Exchange Group, Inc.
Outside Corporate Auditor of Toyota Motor Corporation
Outside Corporate Auditor of Mitsui & Co., Ltd.
Outside Corporate Auditor of Sompo Japan Insurance Inc.
Notes:

1)	Directors Kensuke Hotta, Noriaki Kano and Kouichi Ikeda satisfy the requirements for outside director set forth in Article 2, Item 15 of the Corporation Act of Japan.

2)	Corporate auditors Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo satisfy the requirements for outside corporate auditors set forth in Article 2, Item 16 of the Corporation Act of Japan.

3)	The Company determined that Directors Kensuke Hotta, Noriaki Kano and Kouichi Ikeda satisfy the definition of Independent Director and Corporate Auditors Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo satisfy the definition of Independent Corporate Auditor as set forth by the Tokyo Stock Exchange and the Osaka Stock Exchange, and have notified each such Exchanges of such designation.

4)	The Company introduced an executive officer system in June 1999. As of June 23, 2011, the Company has 35 officers including 6 persons simultaneously holding the position of director. Such persons have been marked with an asterisk in the above table.

5)	There are no family relationships between any of the directors or corporate auditors of the Company.

6)	There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the directors or corporate auditors of the Company were selected as a director or member of senior management.

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
The Company’s Board of Directors meets every month, discusses and adopts resolutions concerning important matters and determines management policies of Komatsu. The Company’s Board of Directors also closely supervises and monitors the performance of management duties by representative and other directors. Three outside directors, each of whom satisfy the requirements for independence as set forth under the listed company rules of the Tokyo Stock Exchange and the Osaka Securities Exchange, have been appointed to the Company’s Board of Directors (which consisted of ten persons as of March 31, 2011) to enhance management transparency and objectivity.
With respect to corporate auditors (which consisted of five persons as of March 31, 2011), Komatsu has consistently made sure that at least half of them are outside corporate auditors. Currently, all three outside corporate auditors also satisfy the requirements for independence as set forth under the listed company rules of the Tokyo Stock Exchange and the Osaka Securities Exchange. Each corporate auditor attends the Company’s Board of Directors meetings and other important meetings and audits the performance of duties by directors. The Board of Corporate Auditors of the Company performs such audit functions by meeting every month, determines audit policies, establishes scope of responsibilities and accountability and receives periodic status update reports from the directors as to the performance of his or her management duties. The Company has established the Office of Auditors’ Staff and assigned 5 employees who work as full-time and part-time assistants to the corporate auditors.

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

In addition to reporting the audit results above to the Board of Corporate Auditors, the Internal Audit Department maintains close and substantive collaborations with corporate auditors, for example, by providing information on a routine basis. There are 25 employees in the Internal Audit Department.
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
The remuneration for Directors is composed of a fixed, monthly remuneration and a variable remuneration linked to Komatsu’s consolidated performance. The variable remuneration for Directors is linked to Komatsu’s consolidated performance as measured by Komatsu’s consolidated return-on-equity and return-on-asset performance indicators, subject to certain adjustment indicators for growth and segment profit margins as set forth in further detail in the below table. The variable remuneration can range from 0% up to a maximum of 60% of the total annual remuneration paid to Directors. Two-thirds of the total amount of the variable remuneration is expected to be paid out in the form of cash bonuses, and the remaining one-third as stock-based remuneration in the form of stock acquisition rights. Stock-based remuneration in the form of stock acquisition rights is provided so that Directors foster the same perspective on corporate value as shareholders and are incentivized to work towards enhancing the long-term corporate value of the Company. In the event that the variable remuneration is 0%, only the fixed, monthly remuneration will be paid out to Directors.

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
While Komatsu had a retirement allowance system for its Directors and Corporate Auditors in the past, such system was terminated as of June 2007.
The aggregate compensation, including cash bonuses and stock reacquisition rights, paid to all Directors and Corporate Auditors by the Company for the fiscal year ended March 31, 2011 for their respective services, was ¥916 million. The breakdown of the compensation is set forth below.

		Amount of
	Number of	Remuneration paid
Remuneration	Persons Paid	(Millions of Yen)	Reference
Directors	11	807	Including cash bonuses and stock acquisition rights
(Outside Directors included above)	(4)	(52)
Corporate Auditors	5	110	—
(Outside Corporate Auditors included above)	(3)	(40)

Total	16	¥916	—
(Outside Directors and Outside Corporate Auditors included above)	(7)	¥(92)

Below are the names, titles and amounts of remuneration paid by the Company to persons whose remuneration (including cash bonuses and stock acquisition rights) equaled or exceeded ¥100 million for the fiscal year ended March 31, 2011.
(Millions of Yen)

				Non-Monetary
	Monetary Remuneration			Remuneration, Etc.	Total Amount of
Name and Title	Salary	Cash Bonus	Total	Stock Acquisition Rights	Remuneration Paid
Kunio Noji, President Representative Director and Chief Executive Officer	86	80	166	8	174
Masahiro Sakane, Chairman of the Board and Director	79	73	151	8	159
Yoshinori Komamura, Executive Vice President and Representative Director	50	48	98	5	102

Notes:

1)	The remuneration value for stock acquisition rights included in the “Total Amount of Remuneration Paid” is the amount that has been recorded by the Company from an accounting perspective as “Non-Monetary Compensation, etc.” for the fiscal year ended March 31, 2011. More specifically, Kunio Noji and Masahiro Sakane have each been granted the right to acquire 4,300 shares of the common stock of the Company and Yoshinori Komamura has been granted the right to acquire 2,600 shares of the common stock of the Company (all at an exercise price per share of ¥1). In accordance with the Accounting Standards Board of Japan Statement No. 8 Accounting Standard for Share-based Payment, the remuneration value for stock acquisition rights that has been recorded by the Company from an accounting perspective for the fiscal year ended March 31, 2011 has been calculated by multiplying the fair value per share (¥1,785 per share) as of the grant date (August 2, 2010) by the number of shares granted.

2)	The retirement allowance system for directors and corporate auditors has been abolished as of June 2007.

3)	The figures in the above table have been rounded to the nearest Yen one million. Accordingly, the amounts do not necessarily add up to figures provided under “Monetary Remuneration — Total” or “Total Amount of Remuneration Paid.”

Cash Bonuses
Cash bonuses to be received by the Directors are determined by a resolution adopted at the ordinary general meeting of shareholders of the Company held in June of each year. Cash bonuses so paid are not deductible by the Company for tax purposes, and are reported for financial reporting purposes under selling, general and administrative expenses as a charge against income for the fiscal year in which they are paid. The Company does not grant bonuses to its Corporate Auditors.
Retirement Allowance
At the ordinary general meeting of shareholders held on June 22, 2007, a resolution was passed to abolish the retirement benefit system for directors and corporate auditors and to pay each director and corporate auditor the amount of retirement benefits for the period of service up to June 22, 2007 at the time of their respective retirement. Accordingly, Komatsu did not make any provision for retirement allowance for the fiscal year ended March 31, 2011 and will not make any provision for retirement allowance in the future.
Stock-Based Remuneration
Komatsu has stock-based remuneration plans for (1) the Directors of the Company and (2) certain employees of the Company and Directors of major subsidiaries of the Company. Under these plans, the Company may grant rights to subscribe for or purchase shares of common stock of the Company (“stock acquisition rights”) upon approval by shareholders at the ordinary general meeting of shareholders. The Company does not grant stock acquisition rights to its Corporate Auditors.
At the 141st ordinary general meeting of shareholders held on June 23, 2010, the shareholders approved the establishment of the maximum limit of ¥360 million for the yearly remuneration for directors of the Company in the form of stock acquisition rights (of which no more than ¥50 million is allocated for outside directors). Within this maximum limit, the Company may issue stock acquisition rights upon resolution of the Board of Directors. The maximum number of stock acquisition rights to be issued on a date within one year from the day of the ordinary general meeting of shareholders of the respective fiscal year is 2,390 units (of which a total number of 330 units is allocated for outside directors). The maximum number of shares of common stock of the Company subject to stock acquisition rights is 239,000 shares (of which 33,000 shares are allocated for outside directors).

During the fiscal year ended March 31, 2011, the Company granted to its Directors 210 stock acquisition rights conferring the right to purchase a total number of 21,000 shares of common stock of the Company. The exercise price for these stock acquisition rights granted as of August 2, 2010 was ¥1 per share. These stock acquisition rights are exercisable from August 2, 2013 to July 31, 2018.
For additional information regarding the stock acquisition rights granted to Directors and certain employees of the Company and Directors of its subsidiaries during the fiscal year ended March 31, 2011, see Item 6.E. “Share Ownership.”
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
D. Employees
The following table shows the number of employees of the Company by operating segment as of March 31, 2011, 2010 and 2009.
Number of employees by operating segment

	As of March 31,
	2011	2010	2009
Construction, Mining and Utility Equipment	36,470	33,766	34,986
	(4,950)	(3,926)	(7,354)

Industrial Machinery and Others	3,924	4,180	4,340
	(904)	(901)	(1,395)

Corporate	665	572	529
	(110)	(113)	(92)

Total	41,059	38,518	39,855
	(5,964)	(4,940)	(8,841)

Notes:

1)	The numbers in parentheses refer to the average number of temporary employees during the relevant fiscal year ended March 31, which are not included in the number of employees.

2)	The number of employees under “Corporate” refers to employees working for administrative departments who cannot be classified into the two operating segments.

3)	The number of employees as of March 31, 2011 increased by 2,541 as compared to the number as of March 31, 2010. This increase was due primarily to the increase in hiring, including recruitment of non-permanent employees as permanent employees.
The Company has a labor contract with the Komatsu Labor Union covering conditions of employment. This contract, which provides that all employees except management and certain other enumerated personnel must become union members, has been renegotiated every two years and its present term runs until September 2012. The employees of the Company’s principal Japanese subsidiaries are covered by separate labor contracts between such subsidiaries and the unions representing their employees. These contracts contain provisions generally similar to those contained in the Company’s contract with the Komatsu Labor Union. Certain overseas employees of the Company and subsidiaries are also covered by labor contracts between their employer and unions in the relevant locale representing the employees.
Management and the Komatsu Labor Union have negotiations and meetings on a regular basis in order to discuss various issues and share concerns relating to the financial condition of Komatsu. The Company believes that management has a good relationship with the Komatsu Labor Union.

E. Share Ownership
The following table sets forth the number of shares owned by the Directors and Corporate Auditors of the Company as of May 31, 2011.

		Number of
		shares held
Name	Position	(in thousands)
Masahiro Sakane	Chairman of the Board, Director	106
Kunio Noji	President, Representative Director	77
Yoshinori Komamura	Executive Vice President, Representative Director	29
Mamoru Hironaka	Director	19
Tetsuji Ohashi	Director	21
Mikio Fujitsuka	Director	16
Fujitoshi Takamura	Director	17
Kensuke Hotta	Director	1
Noriaki Kano	Director	6
Kouichi Ikeda	Director	—
Masaji Kitamura	Corporate Auditor (Full time)	10
Kyoji Torii	Corporate Auditor (Full time)	18
Makoto Okitsu	Corporate Auditor	—
Hiroyuki Kamano	Corporate Auditor	3
Kunihiro Matsuo	Corporate Auditor	—

Total		325

Note:	The number of shares for each Director and Corporate Auditor are rounded down. Accordingly, the sum of the amounts indicated in the “Number of shares held (in thousands)” column may not add up to the figure provided as the “Total.”
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

The following table sets forth the number of stock acquisition rights granted by the Company to Kunio Noji, Masahiro Sakane and Yoshinori Komamura for the execution of their respective duties as of March 31, 2011.

		Number of Stock	Exercise Price
Name	Grant Date	Acquisition Rights	(Yen per Share)	Vesting Date	Expiration Date
Kunio Noji	08/01/2006	37	2,325	08/01/2007	07/31/2014
	09/03/2007	44	3,661	09/03/2008	08/31/2015
	09/01/2008	34	2,499	09/01/2009	08/31/2016
	09/01/2009	44	1,729	09/01/2010	08/31/2017
	08/02/2010	43	1	08/02/2013	07/31/2018
Masahiro Sakane	08/01/2006	64	2,325	08/01/2007	07/31/2014
	09/03/2007	44	3,661	09/03/2008	08/31/2015
	09/01/2008	34	2,499	09/01/2009	08/31/2016
	09/01/2009	44	1,729	09/01/2010	08/31/2017
	08/02/2010	43	1	08/02/2013	07/31/2018
Yoshinori Komamura	08/01/2006	27	2,325	08/01/2007	07/31/2014
	09/03/2007	25	3,661	09/03/2008	08/31/2015
	09/01/2008	20	2,499	09/01/2009	08/31/2016
	09/01/2009	25	1,729	09/01/2010	08/31/2017
	08/02/2010	26	1	08/02/2013	07/31/2018

Note:	Stock acquisition rights grant the right to subscribe for or purchase shares of common stock of the Company. The number of shares of common stock that can be subscribed for or purchased with one stock acquisition right granted by the Company through the fiscal year ended March 31, 2010 is 1,000 shares. The number of shares of common stock that can be subscribed for or purchased with one stock acquisition right granted by the Company starting with the fiscal year ended March 31, 2011 is 100 shares.
As noted in Item 6.B. “Compensation,” during the fiscal year ended March 31, 2011, Directors of the Company were granted 210 stock acquisition rights (conferring the right to purchase a total number of 21,000 shares of common stock of the Company), and the exercise price for these stock acquisition rights granted as of August 2, 2010 was ¥1 per share. These stock acquisition rights are exercisable from August 2, 2013 to July 31, 2018.
Pursuant to approval by the shareholders at the ordinary general meeting of shareholders, certain employees of the Company and directors of major subsidiaries of the Company were granted in the aggregate 558 stock acquisition rights (conferring the right to purchase a total number of 55,800 shares of common stock of the Company) during the fiscal year ended March 31, 2011. The exercise price for these stock acquisition rights granted as of August 2, 2010 was ¥1 per share. These stock acquisition rights are exercisable from August 2, 2013 to July 31, 2018.

At the 142nd ordinary general meeting of shareholders held on June 22, 2011, it was approved that the Company grant no more than 2,529 stock acquisition rights (conferring the right to purchase a total number of 252,900 shares of common stock of the Company) to employees of the Company and directors of major subsidiaries of the Company. At such ordinary general meeting of shareholders, the Company’s Board of Directors was given the authority to issue such stock acquisition rights to employees of the Company and directors of major subsidiaries of the Company as it deems appropriate.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table shows the number of the Company’s shares held by the 10 major shareholders of the Company and their ownership percentage as of March 31, 2011.
Major Shareholders as of March 31, 2011

	Number of Shares Held	Percentage
Name of Major Shareholders	(in thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	48,073	4.81
JPMorgan Chase Bank 380055	41,614	4.16
The Master Trust Bank of Japan, Ltd. (Trust Account)	40,978	4.10
Taiyo Life Insurance Company	38,000	3.80
State Street Bank and Trust Company	33,290	3.33
Nippon Life Insurance Co.	33,283	3.33
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	21,937	2.19
SSBT OD05 OMNIBUS ACCOUNT — TREATY CLIENTS	19,294	1.93
Sumitomo Mitsui Banking Corporation	17,835	1.78
State Street Bank and Trust Company 505223	17,582	1.76

Total of Top 10 Shareholders	311,889	31.22

Notes:

1)	The figures for each shareholder are rounded. Accordingly, the sum of the amounts indicated in each column does not necessarily add up to the figures provided as “Total of Top 10 Shareholders.”

2)	30,289 thousand shares of treasury stock held by the Company are excluded from the Major Shareholders list above.

3)	Shares held by the Japan Trustee Services Bank, Ltd. and The Master Trust Bank of Japan, Ltd. are held through trusts.

To the best knowledge of the Company, no significant change has occurred in the ownership percentage of the major shareholders listed above during the past three years except for the following changes in ownership as of March 31, 2011 as compared to March 31, 2010: (1) the increase of JPMorgan Chase Bank 380055’s ownership percentage to 4.16% from 2.33%, (2) the increase of State Street Bank and Trust Company’s ownership percentage to 3.33% from 2.29% and (3) the increase of State Street Bank and Trust Company 505223’s ownership percentage to 1.76% from 0.42%.
The Company’s major shareholders are not entitled to any voting rights that are not provided to the other shareholders.
As of March 31, 2011, 25.3% of the shares of common stock issued (998,744,060 shares) were held of record by 256 residents of the United States.
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
B. Related Party Transactions
In the ordinary course of business, Komatsu purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. Komatsu regularly has trade accounts and other receivables payable by, and accounts payable to, its affiliates accounted for by the equity method. Furthermore, Komatsu has made loans to or received borrowings from its affiliates accounted for by the equity method for the fiscal year ended March 31, 2011. Komatsu believes all of these transactions with, and loans to and borrowings from, its affiliates accounted for by the equity method to be arms-length transactions. In addition, Komatsu does not consider the amounts of these transactions with, or loans to or borrowings from, its affiliates accounted for by the equity method to be material to its business.
For additional information, see Note 7 to the Consolidated Financial Statements included elsewhere in this report.
C. Interests of Experts and Counsel
Not applicable.

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
See the Consolidated Financial Statements and Notes to the Consolidated Financial Statements included in the Company’s Financial Report to Shareholders for the fiscal year ended March 31, 2011 attached hereto.
Legal Proceedings
Komatsu is involved in certain legal actions and claims arising out of the ordinary course of its business. It is the opinion of Komatsu’s management and its legal counsel that such litigation and claims will be resolved without any material effect on Komatsu’s financial position or profitability.
Dividend Policy
The Company makes effort to provide steady dividend payments, taking into consideration the consolidated business results in determining the amount of profit to redistribute. The Company’s goal is to provide a consolidated dividend payout ratio of 20% or higher and the Company maintains a policy of not decreasing dividends as long as the consolidated payout ratio does not surpass 40%. The Company distributes dividends twice a year (i.e., year-end dividends and interim dividends). The resolutions for the distributions of year-end dividends and of interim dividends are adopted at the ordinary general meeting of shareholders and at the meeting of the Board of Directors. For the fiscal year ended March 31, 2011, the Company set interim dividends of ¥18.0 per share, and year-end dividends of ¥20.0 per share, for a total annual per share dividend of ¥38.0.
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
As of March 31, 2011, 967,902,641 shares were outstanding out of a total of 998,744,060 shares of common stock issued. This incorporates 21,937,535 ADSs (equivalent to 21,937,535 shares of common stock when using the current ratio of one ADS representing one common stock, or approximately 2.3% of the total number of shares of common stock outstanding) held by 27 registered ADR holders.
The following table sets forth the reported high and low sales prices of the Company’s stock on the TSE and the reported high and low sales prices of ADSs for the periods indicated.

	TSE		ADS
	(Japanese Yen)		(U.S. dollars)
Period	High	Low	High	Low

Annual highs and lows
The fiscal year ended March 31, 2007	2,870	1,857	23.80	16.60
The fiscal year ended March 31, 2008	4,090	2,175	34.68	20.68
The fiscal year ended March 31, 2009	3,440	702	32.62	8.18
The fiscal year ended March 31, 2010	2,099	1,090	22.93	11.25
The fiscal year ended March 31, 2011	2,858	1,571	35.00	17.47

Quarterly highs and lows
The fiscal year ended March 31, 2010
1st quarter	1,621	1,090	16.57	11.25
2nd quarter	1,808	1,286	20.00	14.01
3rd quarter	1,962	1,565	21.45	17.43
4th quarter	2,099	1,683	22.93	19.13

The fiscal year ended March 31, 2011
1st quarter	2,023	1,580	21.53	17.47
2nd quarter	1,963	1,571	23.50	17.98
3rd quarter	2,515	1,880	30.50	22.74
4th quarter	2,858	2,060	35.00	28.61

Monthly highs and lows
December 2010	2,515	2,322	30.50	27.75
January 2011	2,610	2,342	31.40	28.61
February 2011	2,613	2,388	31.44	29.24
March 2011	2,858	2,060	35.00	29.50
April 2011	2,849	2,658	35.53	31.68
May 2011	2,926	2,347	36.18	28.78

Note:	During the fiscal year ended March 31, 2010, the Company changed the ratio of common stock represented by ADSs. Prior to February 16, 2010, each ADS represented four shares of the Company’s common stock. On and after February 16, 2010, each ADS represents one share of the Company’s common stock. The high and low sales prices set forth in the above table prior to March 2010 have been revised by dividing the actual sales price that were reported using the ratio of one ADS to four common stock (the ratio that was in effect prior to March 2010) by four.
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
III. Directors
The Corporation Act of Japan provides that the Directors must disclose the material facts on the relevant transactions to the Board of Directors and obtain approval of the Directors at such meeting on engaging in any business competing with the Company (Art. 356, Paragraph 1, Item 1) or effecting any transactions involving a conflict of interests (Art. 356, Paragraph 1, Items 2 and 3). It also provides that any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution (Art. 369, Paragraph 2). Neither the Articles of Incorporation nor the Regulations of the Board of Directors of the Company have any additional provisions regarding a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested. The Corporation Act of Japan does not have an explicit provision concerning a director’s obligation not to use the corporation’s opportunity for his or her personal benefit or for the benefit of a third party, although such a conduct may be restricted by the duty of faithfulness (Art. 355).
With respect to directors’ compensation, the Corporation Act of Japan requires that, unless otherwise specified in the Articles of Incorporation (which specification does not exist in the case of the Company), the amount (if such payable amount is fixed), the calculation method (if the amount is unfixed) or the substance (in the case of non-cash benefits) of directors’ compensation shall be fixed by a resolution of a general meeting of shareholders (Art. 361, Paragraph 1). The Board of Directors of the Company may determine the other details of their compensation in accordance with what are resolved at a general meeting of shareholders as above.
The Corporation Act of Japan provides that the incurrence by a company of a significant amount of borrowings from a third party needs approval of the company’s board of directors (Art. 362, Paragraph 4, Item 2). The Company’s Regulations of the Board of Directors contain corresponding provisions. (The Articles of Incorporation of the Company have no specific provisions as to a borrowing power exercisable by the Directors.) There is no mandatory retirement age for Directors under the Corporation Act of Japan, the Articles of Incorporation or the Regulations of the Board of Directors of the Company. There is no requirement concerning the number of shares an individual must hold in order to qualify as a Director of the Company under the Corporation Act of Japan, the Articles of Incorporation or the Regulations of the Board of Directors of the Company.

IV. Common Stock
Set forth below is information relating to the Company’s shares of common stock, including brief summaries of the relevant provisions of its Articles of Incorporation and Share Handling Regulations of the Company, as currently in effect, and of the Corporation Act of Japan and related legislation.
General
The Company’s authorized share capital is 3,955,000,000 shares, of which 998,744,060 shares were issued as of May 31, 2011. Under the Corporation Act of Japan and the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks and Other Securities (including regulations promulgated thereunder; the “Book-Entry Law”), the listed companies issue no share certificates and any share certificates of such companies are invalid after January 5, 2009, though the holder of the share certificates may have applied for registration through certain procedure until January 5, 2010. Shares of such companies must be registered, and are transferable by an agreement between the transferor and the transferee but such transfer may not be asserted against a third party without its registration. In order to assert shareholders’ rights against the Company, a shareholder must have its name and address, etc. registered on the shareholder register under the Corporation Act of Japan and the Book-Entry Law, in accordance with the Company’s Share Handling Regulations.
A holder of shares must register its shares in the transfer account of the Japan Securities Depository Center, Inc. (hereinafter referred to as “JASDEC”) or the account management institutions of the securities companies, etc. at which shareholders have established transfer accounts (hereinafter referred to as the “Securities Companies”). Modification of entries in the shareholders’ register shall be generally made through notifications from JASDEC, including notifications and the like for all shareholder information (excluding such notices as set forth in Art. 154, Paragraph 3 of the Book-Entry Law). A shareholder shall place his/her name and address, etc. on file through Securities Companies and JASDEC, as prescribed by JASDEC. If a shareholder resides in a foreign country, he/she or his/her statutory agent shall appoint a standing proxy in Japan or specify a place in Japan to receive notices, and shall place the name or title and address of the standing proxy and the place to receive notice on file through Securities Companies and JASDEC, as prescribed by JASDEC.

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
Rights of Shareholders
•Dividends from Surplus
Under the Corporation Act of Japan, a joint stock corporation can make distribution of dividends from surplus to its shareholders (or pledgees) by the resolution of its shareholders’ meeting anytime. Under the Company’s Articles of Incorporation, it is only stipulated that the record date of year-end dividends shall be March 31 of each year, but it does not prevent the Company from making distribution of dividends from surplus based on other record dates. In addition, under the Corporation Act of Japan, a joint stock corporation can stipulate in its Articles of Incorporation, that it may distribute interim dividends to its shareholders (or pledgees) once per business year by resolution of its Board of Directors. Under the Company’s Articles of Incorporation, the Company may, by resolution of the Board of Directors, distribute interim dividends, on the record date of which is September 30 in each year. Furthermore, under the Corporation Act of Japan, the Company can stipulate that if the length of terms of office of its directors is not longer than one (1) year, it can stipulate that it can basically (i.e., other than the cases where its non-consolidated annual financial statements and certain documents relating to the latest fiscal year do not present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice) make distribution of dividends from surplus to its shareholders (or pledgees) by the resolution of its Board of Directors in its Articles of Incorporation. The Company has not stipulated such clauses in its Articles of Incorporation.
Dividends from surplus will usually be distributed in cash, but it can be distributed in kind under the Corporation Act of Japan. If a distribution of dividends from surplus is to be made in kind, the Company may, pursuant to a resolution of a general meeting of shareholders or the Board of Directors which determines to make the distribution, grant rights to its shareholders to require the Company to make such distribution in cash instead of in kind to shareholders. If no such rights are granted to shareholders, the relevant dividends from surplus must be approved by a special resolution of a general meeting of shareholders.
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
Under the Corporation Act of Japan, by resolution of the Company’s Board of Directors, the Company may increase the authorized shares up to the number reflecting the rate of stock splits and amend its Articles of Incorporation by resolution of its Board of Directors to this effect without the approval of a shareholders’ meeting. Before a stock split, the Company must give public notice of such stock split specifying the record date not less than two weeks prior to such record date.
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
•Transferability of Shares Representing Less than One Unit.

After January 5, 2009, shares representing less than one unit are automatically registered in the transfer account, and upon such registration shares representing less than one unit may be transferable through the book entry system, although such shares may not be sold in the market under the rules of the relevant stock exchange. A holder of shares representing less than one unit may collect such shares so that they constitute one unit and then sell them as one unit of shares in the market.
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
•Right of a Holder of Shares Representing Less than One Unit to Purchase from the Company its Shares up to a Whole Unit.
The Articles of Incorporation of the Company provide that a holder of shares representing less than one unit may request that the Company sell a certain number of shares less than one unit so that the shares owned by such shareholder combined with such additional shares may constitute one unit through Securities Companies and JASDEC. These shares will be sold at (a) the closing price of the share of the Company reported at a market operated by the Tokyo Stock Exchange on the day on which the application for additional purchase become effective, multiplied by the number of shares applied for additional purchase or (b) in the case that no trading is effected on such day or if the Tokyo Stock Exchange is closed on such day, the price at which the share of the Company is first traded thereafter, multiplied by the number of shares applied for additional purchase.

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
•Ordinary and Extraordinary General Meeting of Shareholders
The Company usually holds its ordinary general meeting of shareholders in June of each year in Minato-ku, Tokyo or in a neighboring district. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ prior notice. Under the Corporation Act of Japan and the Company’s Articles of Incorporation, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his or her resident proxy or mailing address in Japan, at least two weeks prior to the date of the meeting.

•Voting Rights
A shareholder is generally entitled to one vote per one unit of shares as described in this paragraph and under “Rights of Shareholders —Japanese Unit Share System” above. In general, under the Corporation Act of Japan, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Corporation Act of Japan and the Company’s Articles of Incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the total number of outstanding shares having voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of directors under the Company’s Articles of Incorporation. A corporate shareholder whose operation can be substantially controlled by the Company based on the reasons such as that the Company directly or indirectly owns not less than one-quarter of the total voting rights of such shareholder does not have voting rights. Shareholders may exercise their voting rights through proxies in accordance with the Company’s Articles of Incorporation, provided that those proxies are also shareholders who have voting rights.
Pursuant to the Corporation Act of Japan and the Company’s Articles of Incorporation, a quorum of, not less than one-third of the outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:
•	a reduction of stated capital;

•	amendment of the articles of incorporation (except amendments which the board of directors are authorized to make under the Corporation Act of Japan as described in “Rights of Shareholders —Stock Splits” and “Rights of Shareholders —Japanese Unit Share System” above);

•	establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer;

•	a dissolution, merger or consolidation;

•	a corporate split;

•	the transfer of the whole or an important part of the Company’s business;

•	taking over of the whole of the business of any other corporation; or,

•	any issuance of new shares at a “specially favorable” price, bonds or debentures with share acquisition rights to subscribe for new shares with “specially favorable” conditions or share acquisition rights with “specially favorable” conditions to persons other than shareholders, and the like.

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
•Record Date
The close of business on March 31 is the record date for the Company’s year-end dividends, if payable. September 30 is the record date for its interim dividends, if payable. A holder of shares constituting one or more whole units who is registered as a holder on the Company’s register of shareholders at the close of business as of March 31 is also entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on March 31. In addition, the Company may set a record date for determining the shareholders entitled to the rights by giving at least two weeks’ public notice which is basically made via internet on the Company’s website.
The shares generally trade ex-dividends or ex-rights in the Japanese stock exchanges on the second business day before a record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings.
•Acquisition of Own Shares
Under the Corporation Act of Japan, the Company may acquire its own shares for any purposes subject to the authorization of shareholders at a general meeting of shareholders. In addition, the Company is authorized to purchase its own shares pursuant to a resolution of the board of directors pursuant to its Articles of Incorporation. The acquisition is generally subject to the condition that the aggregate amount of the purchase price must not exceed the distributable amount of surplus mentioned in “Rights of Shareholders —Dividends from Surplus” above.
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

In addition, the Company may acquire its shares by means of repurchase of any number of shares constituting less than one unit upon the request of the holder of those shares, as described under “Rights of Shareholders —Japanese Unit Share System” above.
•Holding of Shares by Foreign Investors
Other than the Japanese unit share system that is described in “Rights of Shareholders — Japanese Unit Share System” above, there are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the Company’s shares imposed by the laws of Japan or the Company’s Articles of Incorporation or other constituent documents.
C. Material Contracts
All contracts entered into by the Company or any member of Komatsu during the two years immediately preceding this report were entered into in the ordinary course of business.
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
Subject to applicable limitations that may vary depending upon a U.S. holder’s individual circumstances (including with respect to certain short-term and hedged positions) and the discussion below under “Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. holders in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable at a maximum rate of 15% provided that certain conditions are met. Non-corporate U.S. holders should consult their own tax advisors regarding the availability of the reduced rate and to determine whether they are subject to any special rules that limit their ability to be taxed at this reduced rate.
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
Passive Foreign Investment Company Rules
The Company believes that it should not be a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2011. In general, the Company will be a PFIC for any taxable year in which (i) at least 75% of its gross income is passive income, or (ii) the average percentage of its assets, as determined under applicable provisions of U.S. federal income tax laws, during the taxable year which produce passive income or which are held for the production of passive income is at least 50%. Passive income for this purpose generally includes dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions and certain other types of income. The PFIC determination is made annually and generally will depend upon the composition of the Company’s income and assets. There can be no assurance that the Company has not been, is not or will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held shares of common stock or ADSs, certain adverse tax consequences could apply to such U.S. holder.

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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Market Risk Exposure
Komatsu is exposed to market risk primarily from changes in foreign currency exchange rates and interest rates with respect to its international operations and foreign currency denominated receivables and debts. In order to manage these risks that arise in the normal course of its business, Komatsu has entered into various derivative financial transactions pursuant to its policies and procedures. Komatsu does not enter into derivative financial transactions for trading or speculative purposes. Komatsu is exposed to credit-related losses in the event of nonperformance by counterparties to the derivative financial instruments. However, because of the counterparties’ credit ratings, Komatsu does not expect that any of its existing counterparties will default on their obligations.
Foreign Exchange Risk
To reduce foreign exchange risks against foreign currency denominated assets, liabilities and certain forecasted transactions, Komatsu executes forward exchange contracts and option contracts in a range of 50% to 100% based on its projected cash flow in foreign currencies. The following table provides information concerning derivative financial instruments of Komatsu in relation to foreign currency exchange transactions that existed as of March 31, 2011, which are translated into Japanese yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2011. The notional amount of option contracts was ¥490 million (U.S.$6 million).
Forward Exchange Contracts

Forwards to sell foreign	Millions of yen (except average contractual rates)
currencies:	US$/Yen	EUR/Yen	CLP/US$	US$/EUR	Others	Total
Contract amounts	¥62,749	¥10,252	¥10,152	¥5,104	¥6,247	¥94,504
Average contractual rates	82.26Yen/US$	110.87Yen/EUR	0.0021US$/CLP	0.73EUR/US$	—	—
Fair value	¥(561)	¥(463)	¥38	¥155	¥84	¥(747)

Forwards to buy foreign	Millions of yen (except average contractual rates)
currencies:	Yen/Yuan	US$/ZAR	GBP/EUR	Yen/ZAR	US$/RUB	Others	Total
Contract amounts	¥38,704	¥6,940	¥6,235	¥5,197	¥4,977	¥25,552	¥87,605
Average contractual rates	12.50Yen/Yuan	0.13US$/ZAR	0.88GBP/EUR	11.30Yen/ZAR	0.03US$/RUB	—	—
Fair value	¥(888)	¥577	¥(40)	¥306	¥(72)	¥(250)	¥(367)
Almost all of the above forward exchange contracts are expected to mature during the fiscal year ending March 31, 2012.
Currency Option

	Millions of yen (except average contractual rates)
Purchase to sell foreign currencies:	US$/EUR	Others	Total
Contract amounts	¥249	—	¥249
Average contractual rates	1.405US$/EUR	—	—
Fair value	5	—	5

	Millions of yen (except average contractual rates)
Purchase to buy foreign currencies:	GBP/EUR	Others	Total
Contract amounts	¥241	—	¥241
Average contractual rates	0.875EUR/GBP	—	—
Fair value	2	—	2
All of the above currency options are expected to mature during the fiscal year ending March 31, 2012.
For the convenience of the reader, the below tables provide the U.S. dollar equivalent of the Japanese yen contract amounts for each transaction set forth in the above tables, calculated at the rate of U.S.$1.00 to ¥83.

Forward Exchange Contracts

Forwards to sell foreign	Thousands of U.S. dollars
currencies:	US$/Yen	EUR/Yen	CLP/US$	US$/EUR	Others	Total
Contract amounts	$756,012	$123,518	$122,313	$61,494	$75,265	$1,138,602
Fair value	$(6,759)	$(5,578)	$458	$1,867	$1,012	$(9,000)

Forwards to buy foreign	Thousands of U.S. dollars
currencies:	Yen/Yuan	US$/ZAR	GBP/EUR	Yen/ZAR	US$/RUB	Others	Total
Contract amounts	$466,313	$83,614	$75,120	$62,614	$59,964	$307,855	$1,055,482
Fair value	$(10,699)	$6,952	$(482)	$3,687	$(867)	$(3,012)	$(4,422)
Currency Option

	Thousands of U.S. dollars
Purchase to sell foreign currencies:	US$/EUR	Others	Total
Contract amounts	$3,000	—	$3,000
Fair value	60	—	60

	Thousands of U.S. dollars
Purchase to buy foreign currencies:	GBP/EUR	Others	Total
Contract amounts	$2,904	—	$2,904
Fair value	24	—	24
Interest Rate Risk
To reduce interest rate risk, Komatsu has engaged in certain interest rate swaps, cross-currency swaps and interest cap option transactions for interest payments and interest receipts. Certain interest rate swap contracts are not qualified as hedges for financial reporting purposes and are recorded at the fair value with the gains and losses thereof recognized as income and expense. For the fiscal year ended March 31, 2011, Komatsu did not enter into any interest cap option transactions.
The following tables provide information concerning long-term debt excluding capital lease obligations (including those obligations that are due within one year), interest rate swaps and cross-currency swaps. For debt obligations, the tables present the weighted average interest rate, fair value and principal cash flows by expected maturity dates. For interest rate swaps and cross-currency swaps, the following tables present the weighted average receive and pay interest rates, fair value and notional amounts.

Long-term debt excluding capital lease obligations (including due within one year)

				Millions of yen
	Average			Expected maturity date
	interest rate	Fair value	Total	2012	2013	2014	2015	2016	Thereafter
Japanese yen bonds	1.37%	¥89,155	¥90,000	¥—	¥30,000	¥30,000	¥30,000	¥—	¥—
Euro medium-term notes (relating to variable interest rate)	1.00%	55,167	46,845	21,598	9,146	3,504	313	12,284	—
Loans, principally from banks (relating to variable interest rate)	4.69%	76,749	76,749	19,683	29,056	25,081	2,555	212	162
Loans, principally from banks (relating to fixed interest rate)	2.71%	142,779	143,318	49,835	39,801	27,306	21,539	4,672	165

Total		¥363,850	¥356,912	¥91,116	¥108,003	¥85,891	¥54,407	¥17,168	¥327

Interest rate swaps and cross-currency swaps

	Average				Millions of yen
	interest rate				Expected maturity date
	Receive	Pay	Fair value	Total	2012	2013	2014	2015	2016	Thereafter
U.S. dollar interest rate swap	0.45%	2.53%	¥(292)	¥25,013	¥16,246	¥6,587	¥1,311	¥747	¥122	¥—
Yen/US$ cross-currency swap	1.07%	0.61%	7,606	30,100	22,500	7,600	—	—	—	—
Yen/EUR cross-currency swap	0.71%	1.30%	2,803	12,922	10,922	—	2,000	—	—	—
Euro interest rate swap	1.25%	3.59%	(201)	17,690	7,894	5,578	2,696	1,070	390	62
AUD interest rate swap	4.90%	5.75%	(260)	36,032	9,819	9,818	7,192	3,904	2,490	2,809
Others	—	—	(56)	1,667	259	147	726	451	84	—

Total			¥9,600	¥123,424	¥67,640	¥29,730	¥13,925	¥6,172	¥3,086	¥2,871

For the convenience of the reader, the below tables provide the U.S. dollar equivalent of the Japanese yen contract amounts for each transaction set forth in the above tables, calculated at the rate of U.S.$1.00 to ¥83.

Long-term debt excluding capital lease obligations (including due within one year)

				Thousands of U.S. dollars
	Average			Expected maturity date
	interest rate	Fair value	Total	2012	2013	2014	2015	2016	Thereafter
Japanese yen bonds	1.37%	$1,074,157	$1,084,338	$—	$361,446	$361,446	$361,446	$—	$—
Euro medium-term notes (relating to variable interest rate)	1.00%	664,663	564,398	260,217	110,193	42,217	3,771	148,000	—
Loans, principally from banks (relating to variable interest rate)	4.69%	924,687	924,687	237,145	350,072	302,181	30,783	2,554	1,952
Loans, principally from banks (relating to fixed interest rate)	2.71%	1,720,229	1,726,723	600,422	479,530	328,988	259,506	56,289	1,988

Total		$4,383,736	$4,300,146	$1,097,784	$1,301,241	$1,034,832	$655,506	$206,843	$3,940

Interest rate swaps and cross-currency swaps

	Average				Thousands of U.S. dollars
	interest rate				Expected maturity date
	Receive	Pay	Fair value	Total	2012	2013	2014	2015	2016	Thereafter
U.S. dollar interest rate swap	0.45%	2.53%	$(3,518)	$301,361	$195,735	$79,361	$15,795	$9,000	$1,470	$—
Yen/US$ cross-currency swap	1.07%	0.61%	91,639	362,650	271,084	91,566	—	—	—	—
Yen/EUR cross-currency swap	0.71%	1.30%	33,771	155,686	131,590	—	24,096	—	—	—
EUR interest c rate swap	1.25%	3.59%	(2,422)	213,133	95,108	67,205	32,482	12,892	4,699	747
AUD interest rate swap	4.90%	5.75%	(3,133)	434,120	118,301	118,289	86,651	47,036	30,000	33,843
Others	—	—	(674)	20,086	3,122	1,772	8,747	5,433	1,012	—

Total			$115,663	$1,487,036	$814,940	$358,193	$167,771	$74,361	$37,181	$34,590

For additional information about derivative financial instruments, see Note 19 to the Consolidated Financial Statements included elsewhere in this report.

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

For the fiscal year ended March 31, 2011, the Depositary paid the Company $30,000 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses for postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filings of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls) and expenses relating to Komatsu’s annual general shareholders’ meeting that are incurred with respect to Komatsu’s ADR holders.
Fees to be Paid in the Future
The Depositary has agreed to reimburse the Company for expenses incurred by the Company that relate to the establishment and maintenance of the ADR program. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses for postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filings of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls. The Depositary has also agreed to reimburse the Company annually for certain investor relations programs or special investor relations promotional activities. While there are limits on the amount of expenses for which the Depositary will reimburse the Company for these investor relations activities, the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Evaluation of disclosure controls and procedures
Komatsu’s management performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer. Based on Komatsu’s evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of March 31, 2011, the end of the period covered by this report, the disclosure controls and procedures were adequate and effective.

Management’s annual report on internal control over financial reporting
The management of Komatsu is responsible for establishing and maintaining adequate internal control over financial reporting. Komatsu’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Komatsu’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Komatsu, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of Komatsu are being made only in accordance with authorizations of management and directors of Komatsu and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Komatsu’s assets that could have a material effect on its financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of Komatsu’s internal control over financial reporting as of March 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework.
Based on its assessment, management concluded that, as of March 31, 2011, Komatsu’s internal control over financial reporting was effective.
Komatsu’s independent registered public accountant firm, KPMG AZSA LLC, has issued an audit report on the effectiveness of Komatsu’s internal control over financial reporting as of March 31, 2011.
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
In addition, beginning in 1998, Komatsu has published a booklet entitled “Komatsu’s Code of Worldwide Business Conduct.” Komatsu distributes this booklet to all of its worldwide employees and management officers in order to ensure that they understand how important it is to observe the rules of the business community. The content of the latest edition of this booklet published in April 2011 is available on the Company’s website at http://www.komatsu.com/CompanyInfo/profile/conduct/.
No amendments have been made to the “Code of Ethics for Senior Officers” during or after the fiscal year ended March 31, 2011. As noted above, Komatsu updated the “Komatsu’s Code of Worldwide Business Conduct” in April 2011.
Item 16C. Principal Accountant Fees and Services
Audit and Non-Audit Fees
KPMG AZSA LLC and the various member firms of KPMG International served as Komatsu’s principal independent registered public accounting firm for the fiscal years ended March 31, 2011 and 2010. Set forth below are the fees for services rendered by KPMG AZSA LLC and the various member firms of KPMG International for the fiscal years ended March 31, 2011 and 2010.

	(Millions of Yen)
	Fiscal Year ended March 31,
	2011	2010
Audit fees	¥1,689	¥1,687
Audit-related fees	6	23
Tax fees	28	32
All other fees	11	3

Total	¥1,734	¥1,745

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
For the fiscal year ended March 31, 2011, no services were provided for which pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

8
Significant subsidiaries of Komatsu Ltd., including additional subsidiaries that management has deemed to be significant, as of March 31, 2011 (See “Item 4. Information on the Company — Organizational Structure”)

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

KOMATSU LTD.
Date: June 28, 2011	By:	/s/ Mikio Fujitsuka
		Name:	MIKIO FUJITSUKA
		Position:	Director and Senior Executive Officer, Chief Financial Officer

KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Komatsu Ltd.:
We have audited the accompanying consolidated balance sheets of Komatsu Ltd. and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of income, equity and cash flows for each of the years in the three-year period ended March 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and subsidiaries as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Komatsu Ltd’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 28, 2011 expressed an unqualified opinion on the effectiveness of Komatsu Ltd’s internal control over financial reporting.
The accompanying consolidated financial statements as of and for the year ended March 31, 2011 have been translated into United States dollars solely for convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.
/s/ KPMG AZSA LLC
Tokyo, Japan
June 28, 2011

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Komatsu Ltd.:
We have audited the internal control over financial reporting of Komatsu Ltd. as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting, which appears in Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, Komatsu Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Komatsu Ltd. and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of income, equity and cash flows for each of the years in the three-year period ended March 31, 2011, expressed in Japanese yen, and our report dated June 28, 2011 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG AZSA LLC
Tokyo, Japan
June 28, 2011

Consolidated Balance Sheets
Komatsu Ltd. and Consolidated Subsidiaries
March 31, 2011 and 2010

			Thousands of
			U.S. dollars
	Millions of yen		(Note 1)
Assets	2011	2010	2011
Current assets
Cash and cash equivalents (Note 9)	¥84,224	¥82,429	$1,014,747
Time deposits	734	1,132	8,844
Trade notes and accounts receivable (Notes 1, 4 and 25)	532,757	447,693	6,418,759
Inventories (Notes 1 and 5)	473,876	396,416	5,709,349
Deferred income taxes and other current assets (Notes 1, 9, 15, 19, 20, 21, 23 and 25)	152,781	112,451	1,840,735

Total current assets	1,244,372	1,040,121	14,992,434

Long-term trade receivables (Notes 4 and 25)	183,270	150,972	2,208,072

Investments
Investments in and advances to affiliated companies (Notes 1 and 7)	25,115	24,002	302,590
Investment securities (Notes 1, 6, 20 and 21)	60,855	60,467	733,193
Other	3,124	2,399	37,639

Total investments	89,094	86,868	1,073,422

Property, plant and equipment — less accumulated depreciation (Notes 1, 8, 9 and 16)	508,387	525,100	6,125,144

Goodwill (Notes 1 and 10)	29,321	29,570	353,265

Other intangible assets (Notes 1 and 10)	53,971	61,729	650,253

Deferred income taxes and other assets (Notes 1, 15, 19, 20, 21 and 25)	40,722	64,695	490,627

	¥2,149,137	¥1,959,055	$25,893,217

			Thousands of
			U.S. dollars
	Millions of yen		(Note 1)
Liabilities and Equity	2011	2010	2011
Current liabilities
Short-term debt (Note 11)	¥130,308	¥123,438	$1,569,976
Current maturities of long-term debt (Notes 9, 11, 16 and 20)	122,608	105,956	1,477,205
Trade notes, bills and accounts payable	308,975	207,024	3,722,591
Income taxes payable (Note 15)	38,829	22,004	467,819
Deferred income taxes and other current liabilities (Notes 1, 15, 19, 20, 21 and 23)	199,268	183,324	2,400,819

Total current liabilities	799,988	641,746	9,638,410

Long-term liabilities
Long-term debt (Notes 9, 11, 16 and 20)	291,152	356,985	3,507,855
Liability for pension and retirement benefits (Notes 1 and 12)	48,027	46,354	578,639
Deferred income taxes and other liabilities (Notes 1, 15, 19, 20 and 21)	37,290	37,171	449,277

Total long-term liabilities	376,469	440,510	4,535,771

Total liabilities	1,176,457	1,082,256	14,174,181

Commitments and contingent liabilities (Note 18)

Equity
Komatsu Ltd. shareholders’ equity (Notes 1 and 13)
Common stock:
Authorized 3,955,000,000 shares Issued 998,744,060 shares Outstanding 967,902,641 shares in 2011 and 968,039,976 shares in 2010	67,870	67,870	817,711
Capital surplus	140,523	140,421	1,693,048
Retained earnings:
Appropriated for legal reserve	34,494	31,983	415,590
Unappropriated	847,153	724,090	10,206,663
Accumulated other comprehensive loss (Notes 1, 6, 12 and 14)	(131,059)	(95,634)	(1,579,024)
Treasury stock at cost, 30,841,419 shares in 2011 and 30,704,084 shares in 2010 (Note 13)	(35,138)	(34,755)	(423,349)

Total Komatsu Ltd. shareholders’ equity	923,843	833,975	11,130,639

Noncontrolling interests	48,837	42,824	588,397

Total equity	972,680	876,799	11,719,036

	¥2,149,137	¥1,959,055	$25,893,217

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Income
Komatsu Ltd. and Consolidated Subsidiaries
Years ended March 31, 2011, 2010 and 2009

				Thousands of
				U.S. dollars
	Millions of yen			(Note 1)
	2011	2010	2009	2011
Net sales (Notes 1 and 7)	¥1,843,127	¥1,431,564	¥2,021,743	$22,206,349
Cost of sales (Notes 16 and 24)	1,343,464	1,101,559	1,510,408	16,186,313
Selling, general and administrative expenses (Notes 16 and 24)	264,691	249,286	322,677	3,189,048
Impairment loss on long-lived assets (Notes 1,8,10 and 24)	5,142	3,332	16,414	61,952
Impairment loss on goodwill (Notes 1 and 10)	—	—	2,003	—
Other operating expenses, net (Note 24)	(6,901)	(10,352)	(18,293)	(83,145)

Operating income	222,929	67,035	151,948	2,685,891

Other expenses, net (Note 24)	(3,120)	(2,056)	(23,166)	(37,590)
Interest and dividend income	4,493	6,158	8,621	54,133
Interest expense	(6,475)	(8,502)	(14,576)	(78,012)
Other,net	(1,138)	288	(17,211)	(13,711)

Income before income taxes and equity in earnings of affiliated companies	219,809	64,979	128,782	2,648,301

Income taxes (Notes 1 and 15)
Current	57,923	32,722	60,511	697,867
Deferred	6,783	(7,358)	(18,218)	81,723

Total	64,706	25,364	42,293	779,590

Income before equity in earnings of affiliated companies	155,103	39,615	86,489	1,868,711
Equity in earnings of affiliated companies	2,724	1,588	396	32,819

Net income	157,827	41,203	86,885	1,901,530

Less net income attributable to noncontrolling intersets	(7,075)	(7,644)	(8,088)	(85,241)

Net income attributable to Komatsu Ltd.	¥150,752	¥33,559	¥78,797	$1,816,289

	Yen			U.S. cents
Per share data (Notes 1 and 17):
Net income attributable to Komatsu Ltd.:
Basic	155.77	34.67	79.95	¢	187.67
Diluted	155.66	34.65	79.89		187.54

Cash dividends per share (Note 1)	26.00	26.00	44.00		31.33

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Equity
Komatsu Ltd. and Consolidated Subsidiaries
Years ended March 31, 2011, 2010 and 2009

	Millions of yen
			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.	Non-
	Common	Capital	for legal	Unappro-	comprehensive	Treasury	shareholders’	controlling
	stock	surplus	reserve	priated	loss	stock	equity	interests	Total equity
Balance at March 31, 2008	¥67,870	¥138,170	¥26,714	¥685,986	¥(28,779)	¥(2,835)	¥887,126	¥30,239	¥917,365

Cash dividends				(43,803)			(43,803)	(3,939)	(47,742)
Transfer to retained earnings appropriated for legal reserve			1,758	(1,758)			—		—
Other changes							—	3,335	3,335
Comprehensive income (loss)
Net income				78,797			78,797	8,088	86,885
Other comprehensive income (loss), for the period, net of tax (Note 14)
Foreign currency translation adjustments					(49,695)		(49,695)	(4,333)	(54,028)
Net unrealized holding gains(losses) on securities available for sale					(16,090)		(16,090)	4	(16,086)
Pension liability adjustments					(10,027)		(10,027)	(1)	(10,028)
Net unrealized holding losses on derivative instruments					(1,153)		(1,153)	—	(1,153)

Comprehensive income							1,832	3,758	5,590

Issuance and exercise of stock acquisition rights (Notes 1 and 13)		352					352		352
Purchase of treasury stock						(33,090)	(33,090)		(33,090)
Sales of treasury stock		1,570				954	2,524		2,524

Balance at March 31, 2009	¥67,870	¥140,092	¥28,472	¥719,222	¥(105,744)	¥(34,971)	¥814,941	¥33,393	¥848,334

Cash dividends				(25,180)			(25,180)	(3,368)	(28,548)
Transfer to retained earnings appropriated for legal reserve			3,511	(3,511)			—		—
Other changes							—	2,531	2,531
Comprehensive income(loss)
Net income				33,559			33,559	7,644	41,203
Other comprehensive income (loss), for the period, net of tax (Note 14)
Foreign currency translation adjustments					(904)		(904)	1,897	993
Net unrealized holding gains on securities available for sale					5,480		5,480	—	5,480
Pension liability adjustments					4,920		4,920	2	4,922
Net unrealized holding gains on derivative instruments					614		614	725	1,339

Comprehensive income							43,669	10,268	53,937

Issuance and exercise of stock acquisition rights (Notes 1 and 13)		413					413		413
Purchase of treasury stock						(40)	(40)		(40)
Sales of treasury stock		(84)				256	172		172

Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799

Cash dividends (Note 13)				(25,178)			(25,178)	(994)	(26,172)
Transfer to retained earnings appropriated for legal reserve			2,511	(2,511)			—		—
Other changes		(51)			7		(44)	2,168	2,124
Comprehensive income(loss)
Net income				150,752			150,752	7,075	157,827
Other comprehensive income (loss), for the period, net of tax (Note 14)
Foreign currency translation adjustments					(37,237)		(37,237)	(2,292)	(39,529)
Net unrealized holding gains on securities available for sale					1,978		1,978	—	1,978
Pension liability adjustments					(91)		(91)	—	(91)
Net unrealized holding gains(losses) on derivative instruments					(82)		(82)	56	(26)

Comprehensive income							115,320	4,839	120,159

Issuance and exercise of stock acquisition rights (Notes 1 and 13)		109					109		109
Purchase of treasury stock						(583)	(583)		(583)
Sales of treasury stock		44				200	244		244

Balance at March 31, 2011	¥67,870	¥140,523	¥34,494	¥847,153	¥(131,059)	¥(35,138)	¥923,843	¥48,837	¥972,680

	Thousands of U.S. dollars (Note 1)
			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.	Non-
	Common	Capital	for legal	Unappro-	comprehensive	Treasury	shareholders’	controlling
	stock	surplus	reserve	priated	loss	stock	equity	interests	Total equity
Balance at March 31, 2010	$817,711	$1,691,819	$385,337	$8,723,976	$(1,152,217)	$(418,735)	$10,047,891	$515,952	$10,563,843

Cash dividends (Note 13)				(303,349)			(303,349)	(11,976)	(315,325)
Transfer to retained earnings appropriated for legal reserve			30,253	(30,253)			—		—
Other changes		(614)			84		(530)	26,120	25,590
Comprehensive income(loss)
Net income				1,816,289			1,816,289	85,241	1,901,530
Other comprehensive income(loss), for the period, net of tax (Note 14)
Foreign currency translation adjustments					(448,639)		(448,639)	(27,615)	(476,254)
Net unrealized holding gains on securities available for sale					23,831		23,831	—	23,831
Pension liability adjustments					(1,095)		(1,095)	—	(1,095)
Net unrealized holding gains(losses) on derivative instruments					(988)		(988)	675	(313)

Comprehensive income							1,389,398	58,301	1,447,699

Issuance and exercise of stock acquisition rights (Notes 1 and 13)		1,313					1,313		1,313
Purchase of treasury stock						(7,024)	(7,024)		(7,024)
Sales of treasury stock		530				2,410	2,940		2,940

Balance at March 31, 2011	$817,711	$1,693,048	$415,590	$10,206,663	$(1,579,024)	$(423,349)	$11,130,639	$588,397	$11,719,036

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Komatsu Ltd. and Consolidated Subsidiaries
Years ended March 31, 2011, 2010 and 2009

				Thousands of
				U.S. dollars
	Millions of yen			(Note 1)
	2011	2010	2009	2011
Operating activities
Net income	¥157,827	¥41,203	¥86,885	$1,901,530
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	89,467	91,319	98,354	1,077,916
Deferred income taxes	6,783	(7,358)	(18,218)	81,723
Net loss (gain) from sale of investment securities and subsidiaries	54	(679)	3,543	650
Net gain on sale of property	(2,807)	(373)	(269)	(33,819)
Loss on disposal of fixed assets	1,928	2,244	5,561	23,229
Impairment loss on long-lived assets	5,142	3,332	16,414	61,952
Impairment loss on goodwill	—	—	2,003	—
Pension and retirement benefits, net	(3,795)	(55)	3,378	(45,723)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(147,477)	(71,459)	103,355	(1,776,831)
Decrease (increase) in inventories	(97,790)	117,707	(22,307)	(1,178,193)
Increase (decrease) in trade payables	101,595	(8,354)	(148,655)	1,224,036
Increase (decrease) in income taxes payable	17,876	11,311	(40,507)	215,373
Other, net	21,599	3,323	(10,762)	260,229

Net cash provided by operating activities	150,402	182,161	78,775	1,812,072

Investing activities
Capital expenditures	(100,820)	(92,401)	(145,670)	(1,214,699)
Proceeds from sale of property	9,605	11,212	6,414	115,723
Proceeds from sale of available for sale investment securities	2,132	1,005	703	25,687
Purchases of available for sale investment securities	(1,379)	(4,826)	(6,785)	(16,614)
Proceeds from sale of subsidiaries, net of cash disposed	—	661	—	—
Acquisition of subsidiaries and equity investees, net of cash acquired	976	1,107	(223)	11,759
Collection of loan receivables	1,926	11,559	7,736	23,205
Disbursement of loan receivables	(1,236)	(667)	(6,381)	(14,892)
Decrease (increase) in time deposits, net	287	(617)	(1,162)	3,458

Net cash used in investing activities	(88,509)	(72,967)	(145,368)	(1,066,373)

Financing activities
Proceeds from long-term debt	72,681	155,641	129,327	875,675
Repayments on long-term debt	(89,941)	(73,052)	(88,058)	(1,083,627)
Increase (decrease) in short-term debt, net	11,592	(139,067)	127,589	139,663
Repayments of capital lease obligations	(28,637)	(31,240)	(30,770)	(345,024)
Sale (purchase) of treasury stock, net	175	132	(32,685)	2,108
Dividends paid	(25,178)	(25,180)	(43,803)	(303,349)
Other, net	2,943	(3,597)	(4,381)	35,458

Net cash provided by (used in) financing activities	(56,365)	(116,363)	57,219	(679,096)

Effect of exchange rate change on cash and cash equivalents	(3,733)	(965)	(2,073)	(44,976)

Net increase (decrease) in cash and cash equivalents	1,795	(8,134)	(11,447)	21,627
Cash and cash equivalents, beginning of year	82,429	90,563	102,010	993,120

Cash and cash equivalents, end of year	¥84,224	¥82,429	¥90,563	$1,014,747

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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
The consolidated net sales of Komatsu for the year ended March 31, 2011, consisted of the following: Construction, Mining and Utility Equipment — 87.7%, Industrial Machinery and Others — 12.3%.
Sales are made principally under the Komatsu brand name, and are almost entirely executed through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales for the year ended March 31, 2011, 81.1% were generated outside Japan, with 21.6% in the Americas, 9.0% in Europe and CIS, 23.2% in China, 21.6% in Asia (excluding Japan and China) and Oceania, and 5.7% in the Middle East and Africa.
The manufacturing operations of Komatsu are conducted primarily at plants in Japan, United States, Germany, United Kingdom, Sweden, Indonesia, Brazil, Italy, and China.
Basis of Financial Statement Presentation
The accompanying consolidated financial statements are prepared and presented in accordance with generally accepted accounting principals in the United States of America.
The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts as of and for the year ended March 31, 2011, is included solely for the convenience of readers and has been made at the rate of ¥83 to $1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2011. Such translation should not be construed as a representation that Japanese yen amounts could be converted into United States dollars at the above or any other rate.
Summary of Significant Accounting Policies
(1) Consolidation and Investments in Affiliated Companies
The consolidated financial statements include the accounts of the Company and all of its majority-owned domestic and foreign subsidiaries, except for certain immaterial subsidiaries.
Variable interest entities are consolidated in which the Company is the primary beneficiary in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards CodificationTM (“ASC”) 810, “Consolidation”. The consolidated balance sheets as of March 31, 2011 and 2010, include assets of ¥26,020 million ($313,494 thousand) and ¥29,601 million, respectively, of consolidated variable interest entities, which engage in equipment leasing in Europe. The majority of these assets are trade notes and accounts receivable, and long-term trade receivables.
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
(3) Allowance for Doubtful Trade Receivables
Komatsu records allowance for doubtful receivables as the best estimate of the amount of probable credit losses in Komatsu’s existing receivables including financing receivables. The amount is determined based on historical experience, credit information of individual customers, and assessment of overdue receivables. An additional allowance for individual receivables is recorded when Komatsu becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration of the customer’s business performance. The amount of estimated credit losses is further adjusted to reflect changes in customer circumstances.

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
(6) Property, Plant and Equipment, and Related Depreciation
Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets. The weighted average depreciation periods are 24 years for buildings and 9 years for machinery and equipment. Effective rates of depreciation for buildings, machinery and equipment for the years ended March 31, 2011, 2010 and 2009, were as follows:

	2011	2010	2009
Buildings	9%	9%	9%
Machinery and equipment	23%	23%	25%
Certain leased machinery and equipment are accounted for as capital leases. The aggregate cost included in property, plant and equipment and related accumulated amortization as of March 31, 2011 and 2010 were as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2011	2010	2011
Aggregate cost	¥83,436	¥136,171	$1,005,253
Accumulated amortization	36,331	49,512	437,723
Accumulated amortization related to capital leases is included in accumulated depreciation. Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the costs of those properties and the related accumulated depreciation are relieved from the consolidated balance sheets and the differences between the costs of those properties and the related accumulated depreciation are recognized in other operating income (expenses) of the consolidated statements of income.
(7) Goodwill and Other Intangible Assets
Komatsu uses the acquisition method of accounting for business combinations. Goodwill is tested for impairment at least annually. Any recognized intangible assets determined to have an indefinite useful life are not to be amortized, but instead tested for impairment at least annually until its life is determined to no longer be indefinite. Intangible assets with finite useful lives are amortized over their respective estimated useful lives and reviewed for impairment whenever there is an indicator of possible impairment. An impairment loss would be recognized when the carrying amount of an asset or an asset group exceeds the estimated undiscounted cash flows expected to be generated by the asset or an asset group. The amount of the impairment loss to be recorded is determined by the difference between the fair value of the asset or an asset group using a discounted cash flow valuation model and carrying value.

(8) Revenue Recognition
Komatsu recognizes revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered for customers or dealers, (3) sales price is fixed or determinable, and (4) collectability is reasonably assured.
Revenue from sales of products including construction, mining and utility equipment and industrial machinery is recognized when title and risk of ownership is transferred to independently owned and operated customers or dealers, which occur upon the attainment of customer acceptance or when installation is completed. The conditions of acceptance are governed by the terms of the contract or arrangement. For arrangements with multiple elements, which may include any combination of products, installation and maintenance, Komatsu allocates revenue to each element based on its relative fair value if such elements meet the criteria for treatment as a separate unit of accounting. When Komatsu enters into a separate contract to render transportation or technical advice, principally related to a sale of large-sized industrial machinery such as large presses, these service revenues are accounted for separately from the product sale and recognized at the completion of the service delivery specified in the contract.
Service revenues from repair and maintenance and from transportation are recognized at the completion of service -delivery. Revenues from long-term fixed price maintenance contracts are recognized ratably over the contract period.
Certain consolidated subsidiaries rent construction equipment to customers. Rent revenue is recognized on a straight-line basis over the rental period.
Revenues are recorded net of discounts. In addition, taxes collected from customers and remitted to governmental -authorities on revenue-producing transactions are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income.
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
If a tax position meets the more-likely-than-not recognition threshold based on the technical merits of the position, Komatsu recognizes the benefit of such position in the financial statements. The benefit of the tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement with appropriate taxing authority. For the years ended March 31, 2011, 2010 and 2009, Komatsu did not have material unrecognized tax benefits and thus, no significant interest and penalties related to unrecognized tax benefits were recognized.
(10) Product Warranties
Komatsu establishes a liability for estimated product warranty cost at the time of sale. Estimates for accrued product warranty cost are primarily based on historical experience and are classified as other current liabilities and other liabilities.
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
Our foreign subsidiaries participate in a global cash pooling arrangement with a single financial institution, which is used to fund short-term liquidity needs. This arrangement contains specific provisions for the right to offset positive and negative cash balances on a global basis. The facility allows for cash withdrawals from this financial institution based upon our aggregate cash deposits within the same financial institution. Komatsu’s consolidated Balance Sheet as of March 31, 2011 reflects cash net of withdrawals of ¥39,729 million ($478,663 thousand).
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
Komatsu has identified several areas where it believes estimates and assumptions are particularly critical to the financial statements. These are the determination of the useful lives of Property, Plant and Equipment, the allowance for doubtful receivables, impairment of long-lived assets and goodwill, pension liabilities and expenses, product warranty liabilities, fair value of financial instruments, realization of deferred tax assets, income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates.
(18) Recently Adopted Accounting Standards
In the fiscal year ended March 31, 2011, Komatsu adopted Accounting Standards Update (“ASU”) 2009-16, “Accounting for Transfers of Financial Assets.” ASU 2009-16 eliminates the concept of a qualifying special-purpose entity (“QSPE”), establishes more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the financial-asset derecognition criteria, and revises the initial measurement of a transferor’s interest in transferred financial assets. The adoption of ASU 2009-16 did not have a material impact on our consolidated results of operations and financial condition.
In the fiscal year ended March 31, 2011, Komatsu adopted ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU 2009-17 prescribes the change of the approach to determining the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The adoption of ASU 2009-17 did not have a material impact on our consolidated results of operations and financial condition.
In the fiscal year ended March 31, 2011, Komatsu adopted ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. ASU 2010-20 establishes disclosure requirements to provide disaggregated information by portfolio segment or class of financial receivables, the credit quality of financing receivables and the allowance for credit losses. The disclosures required by ASU 2010-20 are provided in Note 4. Trade Notes and Accounts Receivable.

2. Supplemental Cash Flow Information
Additional cash flow information and noncash investing and financing activities for the years ended March 31, 2011, 2010 and 2009, are as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2011	2010	2009	2011
Additional cash flow information:
Interest paid	¥6,367	¥8,533	¥14,403	$76,711
Income taxes paid	46,227	9,797	111,508	556,952

Noncash investing and financing activities:
Capital lease obligations incurred	¥2,244	¥14,285	¥29,762	$27,036

3. Acquisition
Komatsu Australia Corporate Finance Pty. Ltd.
In May, 2009, Komatsu acquired the additional shares of Komatsu Australia Corporate Finance Pty. Ltd. (hereinafter “KACF”) effected by a capital investment in KACF of ¥1,684 million, 3,144,898 shares out of 3,489,796 shares.
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
Following is a summary of the consideration paid for KACF and the assets acquired and liabilities assumed adjusted to reflect purchase price allocation as of the date of acquisition as well as the fair value at the acquisition date of the noncontrolling interest:

Millions of yen
Consideration
Cash and cash equivalents	¥1,684

Fair value of total consideration transferred	1,684

Fair value of Komatsu’s equity interest in KACF held before the business combination	696

¥2,380

Recognized amounts of identifiable assets and liabilities assumed Current assets	¥34,478
Property, plant and equipment	15,692
Intangible assets	2
Other assets	232
Total assets acquired	50,404

Current liabilities	(33,174)
Long-term liabilities	(13,999)
Total liabilities assumed	(47,173)

Net assets acquired	3,231
Noncontrolling interest	(1,587)
Goodwill	736

¥2,380

The goodwill of ¥736 million was assigned to the construction, mining and utility equipment segment. Goodwill is not deductible for tax purposes.
Remeasurement to fair value its 50% equity interest in KACF held before the business combination did not have a material impact on the consolidated income statement for the year ended March 31, 2010.
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

4. Trade Notes and Accounts Receivable
Receivables at March 31, 2011 and 2010 are summarized as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2011	2010	2011
Trade notes	¥84,372	¥82,954	$1,016,530
Accounts receivable	461,132	379,680	5,555,807

Total	545,504	462,634	6,572,337

Long-term trade receivables	186,316	150,972	2,244,771

Total trade receivables	731,820	613,606	8,817,108

Less: total allowance	(15,793)	(14,941)	(190,277)

Net trade receivables	¥716,027	¥598,665	$8,626,831

Installment and lease receivables (less unearned interest) are included in trade notes and accounts receivable and long-term trade receivables.
The roll-forward schedule of the allowance for credit losses of the financing receivables for the year ended March 31, 2011 is as follows:

		Thousands of
	Millions of yen	U.S. dollars
	2011	2011
Balance at March 31, 2010	¥7,550	$90,964
Provision	2,277	27,433
Charge-offs	(1,855)	(22,349)
Other	(498)	(6,000)

Balance at March 31, 2011	¥7,474	$90,048

Equipment sales revenue from sales-type leases are recognized at the inception of the lease. At March 31, 2011 and 2010, lease receivables comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2011	2010	2011
Minimum lease payments receivable	¥209,723	¥166,983	$2,526,783
Unearned income	(20,035)	(16,078)	(241,385)

Net lease receivables	¥189,688	¥150,905	2,285,398

The residual values of leased assets at March 31, 2011 and 2010 were not material.
Cash flows received from the sale of trade notes and accounts receivable for the years ended March 31, 2011, 2010 and 2009 were ¥406 million ($4,892 thousand), ¥13,072 million and ¥243,495 million.
Certain consolidated subsidiaries retained responsibility to service sold trade notes and accounts receivable that were sold pursuant to a securitization transaction, however contractual servicing fees were not received from the third parties separately. The investors and the trusts that hold the receivables had no or limited recourse rights to certain subsidiaries’ assets in case of debtors’ default. Appropriate provisions had been established for potential losses relating to the limited recourse of the sold receivables. Also certain subsidiaries, except for a certain U.S. subsidiary, as transferor did not retain any interest in the receivables sold. All securitization facilities have been cancelled and Komatsu is not a part of any securitization facilities at March 31, 2011.
The components of securitized trade receivables and other assets managed together at March 31, 2011 and 2010 were as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2011	2010	2011
Total amount of trade receivables that are managed and securitized	¥731,820	¥635,610	$8,817,108
Assets transferred	—	(22,004)	—

Total amount of trade receivable on balance sheet	¥731,820	¥613,606	$8,817,108

A certain U.S. subsidiary’s retained interests, which were included in the recourse provisions, were subordinate to investor’s interests. Their values were estimated based on the present value of future expected cash flows, using certain key assumptions such as a weighted average life, prepayment speed over the life and expected credit losses over the life.
Key assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the year ended March 31, 2010 were as follows:

2010
Weighted-average life	23 months
Prepayment speed over the life	0.6%
Expected credit losses over the life	5.6%
The carrying amount of retained interest was ¥1,378 million liability as of March 31, 2010. There were no retained interests at March 31, 2011.

5. Inventories
At March 31, 2011 and 2010, inventories comprised the following:

			Thousands of
	Millions of yen		U.S. dollars
	2011	2010	2011
Finished products, including finished parts held for sale	¥294,807	¥254,157	$3,551,891
Work in process	135,167	102,096	1,628,518
Materials and supplies	43,902	40,163	528,940

Total	¥473,876	¥396,416	$5,709,349

6. Investment Securities
Investment securities at March 31, 2011 and 2010, primarily consisted of securities available for sale. Komatsu does not have intentions to sell these securities within a year as of the balance sheet date.
Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.
The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at March 31, 2011 and 2010, are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2011
Investment securities:
Marketable equity securities available for sale	¥23,887	¥25,599	¥114	¥49,372

Other investment securities at cost	11,483

	¥35,370

At March 31, 2010
Investment securities:
Marketable equity securities available for sale	¥24,988	¥22,235	¥45	¥47,178

Other investment securities at cost	13,289

	¥38,277

	Thousands of U.S. dollars
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2011
Investment securities:
Marketable equity securities available for sale	$287,795	$308,422	$1,373	$594,844

Other investment securities at cost	$138,349

	$426,144

Other investment securities primarily include non-marketable equity securities. The fair value of other investment securities was not estimated as it was not practicable to estimate the fair value of investments and no significant events or changes that might have effected the fair value of those investments were observed.
Proceeds from the sale of investment securities available for sale were ¥2,132 million ($25,687 thousand), ¥1,005 million and ¥703 million for the years ended March 31, 2011, 2010 and 2009, respectively.
Impairment losses and net realized gains or losses from sale of investment securities available for sale during the years ended March 31, 2011, 2010 and 2009, amounted to losses of ¥54 million ($651 thousand), gains of ¥679 million and losses of ¥9,188 million, respectively. Such gains and losses were included in “other income (expenses)” in the accompanying consolidated statements of income. The cost of the investment securities sold was computed based on the average cost method.
In connection with the share exchange of SUMCO CORPORATION and SUMCO TECHXIV CORPORATION effective May 30, 2008, the Company exchanged shares of SUMCO TECHXIV CORPORATION for those of SUMCO CORPORATION.
In accordance with the ASC 325, “Investments — Other,” a noncash gain of ¥6,148 million was recorded in “Other income (expenses)” in the accompanying consolidated statement of income for the year ended March 31, 2009. The Company recorded impairment losses of ¥5,645 million on its investment in SUMCO CORPORATION in connection with the decline of its fair value as “Other income (expenses)” in the accompanying consolidated statements of income for the year ended March 31, 2009. Gross unrealized holding gain of its investment in SUMCO CORPORATION was ¥2,246 million ($27,060 thousand) at March 31, 2011.

7. Investments in and Advances to Affiliated Companies
At March 31, 2011 and 2010, investments in and advances to affiliated companies comprised the following:

			Thousands of
	Millions of yen		U. S. dollars
	2011	2010	2011
Investments in capital stock	¥23,206	¥21,688	$279,590
Advances	1,909	2,314	23,000

Total	¥25,115	¥24,002	$302,590

The investments in and advances to affiliated companies relate to 20% to 50% owned companies whereby Komatsu has the ability to exercise significant influence over the operational and financial policies.
Dividends received from affiliated companies were ¥469 million ($5,651 thousand), ¥329 million and ¥869 million during the years ended March 31, 2011, 2010 and 2009, respectively.
Trade notes and accounts receivable from affiliated companies at March 31, 2011 and 2010, were ¥17,271 million ($208,084 thousand) and ¥17,838 million, respectively.
Short-term loans receivable from affiliated companies at March 31, 2011 and 2010, were ¥723 million ($8,711 thousand) and ¥2,222 million, respectively.
Trade notes and accounts payable to affiliated companies at March 31, 2011 and 2010, were ¥10,359 million ($124,807 thousand) and ¥10,180 million, respectively.
Net sales for the years ended March 31, 2011, 2010 and 2009, included net sales to affiliated companies in the amounts of ¥42,673 million ($514,133 thousand), ¥37,058 million and ¥41,821 million, respectively.
Intercompany profits (losses) have been eliminated in the consolidated financial statements. As of March 31, 2011 and 2010, consolidated unappropriated retained earnings included Komatsu’s share of undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥11,380 million ($137,108 thousand) and ¥9,379 million, respectively.
The difference between the carrying value of the investments in affiliated companies and Komatsu’s equity in the underlying net assets of such affiliated companies is insignificant as of March 31, 2011 and 2010.
Summarized financial information for affiliated companies at March 31, 2011 and 2010, and for the years ended March 31, 2011, 2010 and 2009, is as follows:

			Thousands of
	Millions of yen		U. S. dollars
	2011	2010	2011
Current assets	¥118,206	¥107,097	$1,424,169
Net property, plant and equipment—less accumulated depreciation	40,068	42,207	482,747
Investments and other assets	27,672	22,246	333,397

Total assets	¥185,946	¥171,550	$2,240,313

Current liabilities	¥87,471	¥79,894	$1,053,867
Noncurrent liabilities	38,923	35,156	468,952
Equity	59,552	56,500	717,494

Total liabilities and equity	¥185,946	¥171,550	$2,240,313

				Thousands of
	Millions of yen			U. S. dollars
	2011	2010	2009	2011
Net sales	¥208,959	¥168,418	¥205,798	$2,517,578

Net income	¥5,602	¥3,229	¥1,300	$67,494

8. Property, Plant and Equipment
The major classes of property, plant and equipment at March 31, 2011 and 2010, are as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2011	2010	2011
Land	¥95,409	¥92,355	$1,149,506
Buildings	337,619	329,554	4,067,699
Machinery and equipment	694,507	710,511	8,367,554
Construction in progress	20,220	24,653	243,614

Total	1,147,755	1,157,073	13,828,373
Less: accumulated depreciation	(639,368)	(631,973)	(7,703,229)

Net property, plant and equipment	¥508,387	¥525,100	$6,125,144

For the fiscal year ended March 31, 2011, Komatsu recognized a damaged loss of ¥1,217 million related to property, plant and equipment within the construction, mining and equipment segment as the result of the Great East Japan Earthquake.

9. Pledged Assets
At March 31, 2011, assets pledged as collateral for long-term debt and guarantees for debt are as follows:

		Thousands of
	Millions of yen	U.S. dollars
Cash and cash equivalents	¥2	$24
Other current assets	2,574	31,012

Total	¥2,576	$31,036

The above assets were pledged against the following liabilities:

		Thousands of
	Millions of yen	U.S. dollars
Guarantees for debt	¥2,576	$31,036

Total	¥2,576	$31,036

10. Goodwill and Other Intangible Assets
The information for intangible assets other than goodwill at March 31, 2011 and 2010 are as follows:

	Millions of yen						Thousands of U.S. dollars
	2011			2010			2011
	Gross		Net	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	amount	amortization	amount	amount	amortization	amount	amount	amortization	amount
Other intangible assets subject to amortization:
Software	¥33,367	¥(17,531)	¥15,836	¥34,699	¥(13,280)	¥21,419	$402,012	$(211,217)	$190,795
Leasehold	8,926	(1,585)	7,341	9,076	(1,586)	7,490	107,542	(19,096)	88,446
Other	30,199	(12,392)	17,807	30,166	(10,043)	20,123	363,843	(149,301)	214,542

Total	72,492	(31,508)	40,984	73,941	(24,909)	49,032	873,397	(379,614)	493,783
Other intangible assets not subject to amortization			12,987			12,697			156,470

Total other intangible assets			¥53,971			¥61,729			$650,253

At March 31, 2011, Net carrying amounts of other in other intangible assets subject to amortization mainly consist of customer relationships of ¥11,801 million ($142,181 thousand) and technology assets of ¥3,770 million ($45,422 thousand) resulting from the acquisition of additional shares of Komatsu NTC Ltd. for the fiscal year ended March 31, 2008.
For the fiscal year ended March 31, 2011, Komatsu recognized an impairment loss of ¥2,744 million ($33,060 thousand) related to the software to be disposed of in the construction, mining and utility equipment segment. This impairment loss was recognized based on the difference by which the carrying value of the software exceeds the fair value less cost to dispose of.
The aggregate amortization expense of other intangible assets subject to amortization for the year ended March 31, 2011, 2010 and 2009 were ¥8,149 million ($98,181 thousand), ¥8,633 million and ¥12,611 million, respectively. The future estimated amortization expenses for each of five years relating to intangible assets currently recorded in the consolidated balance sheet are as follows:

Year ending March 31	Millions of yen
2012	¥7,891
2013	6,702
2014	4,723
2015	3,461
2016	2,167

The changes in carrying amounts of goodwill for the year ended March 31, 2011 and 2010 were as follow:

	Millions of yen
	Construction, Mining	Industrial Machinery
	and Utility Equipment	and Others
	segment	segment	Total
Balance at March 31, 2009
Goodwill	¥23,437	¥13,943	¥37,380
Accumulated impairment losses	(8,179)	(540)	(8,719)
	¥15,258	¥13,403	¥28,661

Goodwill acquired during the year	736	—	736
Foreign exchange impact	173	—	173
Balance at March 31, 2010
Goodwill	24,346	13,943	38,289
Accumulated impairment losses	(8,179)	(540)	(8,719)
	¥16,167	¥13,403	¥29,570

Goodwill acquired during the year	578	—	578
Foreign exchange impact	(826)	(1)	(827)

Balance at March 31, 2011
Goodwill	24,098	13,942	38,040
Accumulated impairment losses	(8,179)	(540)	(8,719)

	¥15,919	¥13,402	¥29,321

	Thousands of U.S. dollars
	Construction, Mining	Industrial Machinery
	and Utility Equipment	and Others
	segment	segment	Total
Balance at March 31, 2010
Goodwill	$293,325	$167,988	$461,313
Accumulated impairment losses	(98,542)	(6,506)	(105,048)
	$194,783	$161,482	$356,265

Goodwill acquired during the year	6,964	—	6,964
Foreign exchange impact	(9,952)	(12)	(9,964)

Balance at March 31, 2011
Goodwill	290,337	167,976	458,313
Accumulated impairment losses	(98,542)	(6,506)	(105,048)

	$191,795	$161,470	$353,265

Goodwill acquired during the fiscal year ended March 31, 2010 resulted from the acquisition of additional shares of KACF.

11. Short-Term and Long-Term Debt
Short-term debt at March 31, 2011 and 2010, consisted of the following:

			Thousands of
	Millions of yen		U.S. dollars
	2011	2010	2011
Banks, insurance companies and other financial institutions	¥130,308	¥92,438	$1,569,976
Commercial paper	—	31,000	—

Short-term debt	¥130,308	¥123,438	$1,569,976

The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 2011 and 2010, were 3.7% and 1.9%, respectively. Certain consolidated subsidiaries have entered into contracts for committed credit lines totaling ¥42,660 million ($513,976 thousand) and have unused committed lines of credit amounting to ¥17,562 million ($211,590 thousand) with certain financial institutions at March 31, 2011, which are available for full and immediate borrowings. The Company is party to a committed ¥120,000 million ($1,445,783 thousand) commercial paper program and unused committed commercial paper program amounting to ¥120,000 million ($1,445,783 thousand) at March 31, 2011, is available upon the satisfaction of certain customary procedural requirements. Long-term debt at March 31, 2011 and 2010, consisted of the following:

	Millions of yen		U.S. dollars
	2011	2010	2011
Long-term debt with collateral (Note 9):
Banks, insurance companies and other financial institutions,	¥—	¥50	$—
Long-term debt without collateral:
Banks, insurance companies and other financial institutions, maturing serially through 2011-2025, weighted-average rate 3.3%	217,554	228,311	2,621,132
Euro Medium-Term Notes maturing serially through 2011-2015, weighted-average rate 1.0%	55,167	68,142	664,663
1.66% Unsecured Bonds due 2012	20,000	20,000	240,964
0.85% Unsecured Bonds due 2012	10,000	10,000	120,482
1.53% Unsecured Bonds due 2013	30,000	30,000	361,446
1.19% Unsecured Bonds due 2014	30,000	30,000	361,446
Capital lease obligations (Note 16)	48,526	72,951	584,650
Other	2,513	3,487	30,277

Total	413,760	462,941	4,985,060
Less: current maturities	(122,608)	(105,956)	(1,477,205)

Long-term debt	¥291,152	¥356,985	$3,507,855

In 1996, the Company, Komatsu Finance America Inc. and Komatsu Finance (Netherlands) B.V. registered the US$1.0 billion Euro Medium-Term Note Program (“the Program”) on the London Stock Exchange. On April 1, 1999, the registered amount of the Program was increased to US$1.2 billion. On October 14, 2003, Komatsu Europe Coordination Center N.V. and on September 25, 2008, Komatsu Capital Europe S.V. were added as an issuer under the Program, respectively. At March 31, 2011, the issuers under the Program were the Company, Komatsu Finance America Inc. and Komatsu Capital Europe S.A. Under the Program, each of the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuers and dealers. The issuers under the Program issued ¥14,427 million ($173,819 thousand) during the fiscal year ended March 31, 2011, and ¥25,856 million during the fiscal year ended March 31, 2010 of Euro Medium-Term Notes with various interest rates and maturity dates. The Company has established a program to issue up to ¥100,000 million ($1,204,819 thousand) of variable term bonds.
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
Annual maturities of long-term debt subsequent to March 31, 2011, excluding market value adjustments of ¥8,322 million ($100,265 thousand) are as follows:

Year ending March 31	Millions of yen
2012	¥115,699
2013	121,955
2014	93,510
2015	55,526
2016	18,264
2017 and thereafter	484

Total	¥405,438

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
The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the defined benefit plans are as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2011	2010	2011
Change in benefit obligation:
Benefit obligation, beginning of year	¥137,452	¥139,569	$1,656,048
Service cost	6,630	7,224	79,880
Interest cost	3,585	3,745	43,193
Actuarial loss	1,854	4,048	22,337
Plan participants’ contributions	55	49	663
Acquisition	125	—	1,506
Plan amendment	—	208	—
Benefits paid	(13,505)	(17,446)	(162,711)
Foreign currency exchange rate change	(1,836)	55	(22,121)

Benefit obligation, end of year	¥134,360	¥137,452	$1,618,795

Change in plan assets:
Fair value of plan assets, beginning of year	¥94,403	¥88,252	$1,137,386
Actual return on plan assets	251	10,329	3,024
Employer contributions	7,318	6,465	88,169
Plan participants’ contributions	55	49	663
Acquisition	55	—	663
Benefits paid	(8,381)	(10,788)	(100,976)
Foreign currency exchange rate change	(1,410)	96	(16,989)

Fair value of plan assets, end of year	¥92,291	¥94,403	$1,111,940

Funded status, end of year	¥(42,069)	¥(43,049)	$(506,855)

Prepaid benefit cost	¥2,000	¥22	$24,096
Other current liability	(49)	(89)	(590)
Accrued benefit liability	(44,020)	(42,982)	(530,361)

	¥(42,069)	¥(43,049)	$(506,855)

Amounts recognized in accumulated other comprehensive income (loss):
Actuarial loss	¥36,922	¥34,979	$444,843
Prior service cost	1,491	1,370	17,964

	¥38,413	¥36,349	$462,807

The accumulated benefit obligations for all defined benefit plans were ¥125,743 million ($1,514,976 thousand) and ¥130,571 million, respectively, at March 31, 2011 and 2010.
Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets is as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2011	2010	2011
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥109,556	¥119,363	$1,319,952
Plan assets	73,171	82,806	881,578

Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥126,307	¥134,348	$1,521,771
Plan assets	82,238	91,255	990,819
Components of net periodic pension cost
Net periodic cost of the companies’ defined benefit plans for the years ended March 31, 2011, 2010 and 2009, consisted of the following components:

	2011	2010	2009	2011
Service cost - Benefits earned during the year	¥6,630	¥7,224	¥8,460	$79,880
Interest cost on projected benefit obligation	3,585	3,745	3,885	43,193
Expected return on plan assets	(2,961)	(2,452)	(3,029)	(35,675)
Amortization of actuarial loss	2,285	2,478	1,622	27,530
Amortization of prior service cost	227	179	535	2,735
Curtailment and settlement loss (gain)	(12)	(28)	475	(145)

Net periodic cost	¥9,754	¥11,146	¥11,948	$117,518

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended March 31, 2011 and 2010 are summarized as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2011	2010	2011
Current year actuarial loss (gain)	¥4,216	¥(3,829)	$50,795
Amortization of actuarial loss	(2,273)	(2,450)	(27,386)
Current year prior service cost	348	208	4,193
Amortization of prior service cost	(227)	(179)	(2,735)

	¥2,064	¥(6,250)	$24,867

The estimated actuarial loss and prior service cost for the defined benefit plans that will be amortized from accumulated other comprehensive income (loss) into net periodic cost over the next fiscal year are summarized as follows.

		Thousands of
	Millions of yen	U.S. dollars
Actuarial loss	¥2,440	$29,398

Prior service cost	189	2,277

Information with respect to the defined benefit plans is as follows:

Assumptions
Weighted-average assumptions used to determine benefit obligations at March 31:

	Domestic plans		Foreign plans
	2011	2010	2011	2010
Discount rate	2.0%	2.0%	6.0%	6.0%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.9%	3.8%	—	—
Assumed rate of increase in future compensation levels	2.6%	2.6%	4.6%	4.4%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	Domestic plans			Foreign plans
	2011	2010	2009	2011	2010	2009
Discount rate	2.0%	2.0%	2.0%	6.0%	6.9%	6.7%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.8%	3.9%	3.9%	—	—	—
Assumed rate of increase in future compensation levels	2.6%	2.4%	2.0%	4.4%	4.1%	4.4%
Expected long-term rate of return on plan assets	1.9%	1.9%	1.9%	7.2%	7.6%	7.5%
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
Komatsu’s basic portfolio for plan assets consists of three major components: approximately 35% is invested in equity securities, approximately 30% is invested in debt securities, and approximately 35% is invested in other investment assets, primarily consisting of investments in life insurance company general accounts.
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

The three levels of input used to measure fair value are more full described in Note 21.
The fair values of benefit plan assets at March 31, 2011 and 2010 are as follows:, by asset class are as follows:

	Millions of yen
At March 31, 2011	Level 1	Level 2	Level 3	Total
Plan assets
Cash	¥4,822	—	—	¥4,822
Equity securities
Japanese equities	7,569	386	—	7,955
Foreign equities	15,223	4,375	—	19,598
Pooled funds	4,252	571	—	4,823
Debt securities
Government bonds and municipal bonds	16,293	3,706	—	19,999
Corporate bonds	—	5,025	—	5,025
Other assets
Life insurance company general accounts	—	28,932	—	28,932
Other	38	653	446	1,137

Total	¥48,197	¥43,648	¥446	¥92,291

	Millions of yen
At March 31, 2010	Level 1	Level 2	Level 3	Total
Plan assets
Cash	¥4,486	—	—	¥4,486
Equity securities
Japanese equities	13,730	—	—	13,730
Foreign equities	17,358	—	—	17,358
Pooled funds	2,650	—	—	2,650
Debt securities
Government bonds and municipal bonds	20,030	1,245	—	21,275
Corporate bonds	—	4,698	—	4,698
Other assets
Life insurance company general accounts	—	29,638	—	29,638
Other	145	—	423	568

Total	¥58,399	¥35,581	¥423	¥94,403

	Thousands of U.S. dollars
At March 31, 2011	Level 1	Level 2	Level 3	Total
Plan assets
Cash	$58,097	—	—	$58,097
Equity securities
Japanese equities	91,193	4,651	—	95,844
Foreign equities	183,409	52,711	—	236,120
Pooled funds	51,229	6,879	—	58,108
Debt securities
Government bonds and municipal bonds	196,301	44,651	—	240,952
Corporate bonds	—	60,543	—	60,543
Other assets
Life insurance company general accounts	—	348,578	—	348,578
Other	458	7,867	5,373	13,698

Total	$580,687	$525,880	$5,373	$1,111,940

(1)
The plan’s equity securities include common stock of the Company in the amount of ¥41 million ($494 thousand) (0.07% of the Company’s total plan assets) and ¥48 million (0.08% of the Company’s total plan assets) at March 31, 2011 and 2010, respectively.

(2)	The plan’s pooled funds which are primarily held by the U.S. subsidiaries include listed foreign equity securities primarily consisting U.S. equity.

(3)	The plan’s government bonds and municipal bonds include approximately 50% Japanese bonds and 50% foreign bonds.
Each level into which assets are categorized is based on inputs used to measure the fair value of the assets, and does not indicate the risks of the assets.
Level 1 assets are comprised principally of equity securities and debt securities, which are valued using quoted prices in active markets. Level 2 assets are comprised of equity securities, debt securities and investments in life insurance company general accounts. Equity securities and debt securities are valued using inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly. Investments in life insurance company general accounts are valued at conversion value.
The fair value of level 3 assets, consisting of the investment trusts held by foreign subsidiaries, was ¥446 million ($5,373 thousand) and ¥423 million at March 31, 2011 and 2010, respectively. Amounts of actual returns on, and purchases and sales of, these assets during the year ended March 31, 2011 and March 31, 2010 are not material to Komatsu’s consolidated financial position or results of operations.

Cash flows
(1) Contributions
The Company and certain subsidiaries expect to contribute ¥4,622 million to their benefit plans in the year ending March 31, 2012.
(2) Estimated future benefit payments
The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

Year ending March 31	Millions of yen
2012	¥13,482
2013	11,477
2014	7,605
2015	8,495
2016	9,323
Through 2017-2021	¥41,663
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
The reconciliation of beginning and ending balances of the accumulated postretirement benefit obligations and the fair value of the plan assets of the U.S. subsidiaries’ plans are as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2011	2010	2011
Change in accumulated postretirement benefit obligation:
Accumulated postretirement benefit obligation, beginning of year	¥9,416	¥9,069	$113,446
Service cost	227	231	2,735
Interest cost	452	528	5,446
Actuarial loss (gain)	(134)	979	(1,615)
Curtailment	—	(456)	—
Plan participants’ contributions	2	2	24
Medicare Part D	55	68	663
Benefits paid	(728)	(659)	(8,771)
Foreign currency exchange rate change	(981)	(346)	(11,820)

Accumulated postretirement benefit obligation, end of year	¥8,309	¥9,416	$100,108

Change in plan assets:
Fair value of plan assets, beginning of year	¥6,152	¥6,579	$74,120
Actual return on plan assets	424	1,156	5,108
Employer contributions	726	657	8,747
Plan participants’ contributions	2	2	24
Benefits paid	(1,303)	(1,894)	(15,698)
Foreign currency exchange rate change	(650)	(348)	(7,831)

Fair value of plan assets, end of year	¥5,351	¥6,152	$64,470

Funded status, end of year	¥(2,958)	¥(3,264)	$(35,638)

Prepaid benefit cost	¥719	¥700	$8,663
Other current liabilities	(38)	(38)	(458)
Accrued benefit liability	(3,639)	(3,926)	(43,843)

	¥(2,958)	¥(3,264)	$(35,638)

Amounts recognized in accumulated other comprehensive income (loss):
Actuarial loss	¥3,050	¥3,502	$36,747
Prior service cost	551	616	6,639

	¥3,601	¥4,118	$43,386

Accumulated postretirement benefit obligations exceed plan assets for each of the U.S. subsidiaries’ plans.
Components of net periodic postretirement benefit cost
Net periodic postretirement benefit cost of the U.S. subsidiaries’ plans for the years ended March 31, 2011, 2010 and 2009, included the following components:

				Thousands of
	Millions of yen			U.S. dollars
	2011	2010	2009	2011
Service cost - Benefits earned during the year	¥227	¥231	¥311	$2,735
Interest cost on projected benefit obligation	452	528	575	5,446
Expected return on plan assets	(302)	(324)	(400)	(3,639)
Amortization of actuarial loss	196	250	201	2,362
Amortization of prior service cost	65	70	128	783
Curtailment and settlement gain	—	(116)	—	—

Net periodic cost	¥638	¥639	¥815	$7,687

     Other changes in plan assets and accumulated postretirement benefit obligations recognized in other comprehensive income (loss) for the years ended March 31, 2011 and 2010 are summarized as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2011	2010	2011
Current year actuarial gain	¥(256)	¥(309)	$(3,084)
Amortization of actuarial loss	(196)	(134)	(2,362)
Current year prior service cost	—	—	—
Amortization of prior service cost	(65)	(70)	(783)

	¥(517)	¥(513)	$(6,229)

The estimated actuarial loss and prior service cost for the postretirement benefit plans that will be amortized from accumulated other comprehensive income (loss) into net periodic postretirement benefit cost over the next fiscal year are summarized as follows.

		Thousands of
	Millions of yen	U.S. dollars
Actuarial loss	¥174	$2,096

Prior service cost	65	783

Information with respect to the plans is as follows:
Assumptions
Weighted-average assumptions used to determine accumulated postretirement benefit obligations at March 31:

	2011	2010
Discount rate	5.6%	5.4%
Assumed rate of increase in future compensation levels	4.0%	4.0%
Current healthcare cost trend rate	7.9%	7.8%
Ultimate healthcare cost trend rate	4.8%	4.8%
Number of years to ultimate healthcare cost trend rate	5	7
Weighted average assumptions used to determine net periodic postretirement benefit cost for the years ended March 31:

	2011	2010	2009
Discount rate	5.4%	6.4%	5.9%
Assumed rate of increase in future compensation levels	4.0%	4.0%	4.0%
Expected long-term rate of return on plan assets	5.6%	5.5%	5.5%
Current healthcare cost trend rate	7.8%	7.8%	7.7%
Ultimate healthcare cost trend rate	4.8%	4.8%	4.8%
Number of years to ultimate healthcare cost trend rate	7	7	6
At March 31, 2011 and 2010, the impact of one percentage point change in the assumed health care cost trend rates would not be material to Komatsu’s consolidated financial position or results of operations.

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
The three levels of input used to measure fair value are more full described in Note 21.
The fair values of postretirement benefit plan assets at March 31, 2011 and 2010, by asset class are as follows:

	Millions of yen
At March 31, 2011	Level 1	Level 2	Level 3	Total
Plan assets
Cash	¥283	¥—	¥—	¥283
Equity securities
Foreign equities	650	—	—	650
Pooled funds	1,101	—	—	1,101
Debt securities
Government bonds and municipal bonds	—	2,276	—	2,276
Corporate bonds	—	1,041	—	1,041

Total	¥2,034	¥3,317	¥—	¥5,351

	Millions of yen
At March 31, 2010	Level 1	Level 2	Level 3	Total
Plan assets
Cash	¥155	¥—	¥—	¥155
Equity securities
Foreign equities	959	—	—	959
Pooled funds	1,113	—	—	1,113
Debt securities
Government bonds	—	2,936	—	2,936
Corporate bonds	—	989	—	989

Total	¥2,227	¥3,925	¥—	¥6,152

	Thousands of U.S. dollars
At March 31, 2011	Level 1	Level 2	Level 3	Total
Plan assets
Cash	$3,410	$—	$—	$3,410
Equity securities
Foreign equities	7,831	—	—	7,831
Pooled funds	13,265	—	—	13,265
Debt securities
Government bonds and municipal bonds	—	27,422	—	27,422
Corporate bonds	—	12,542	—	12,542

Total	$24,506	$39,964	$—	$64,470

(1)	The plan’s pooled funds include listed foreign equity securities primarily consisting U.S. equity.

(2)	The plan’s government bonds are U.S. government bonds.
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
Cash flows
(1) Contributions
The U.S. subsidiaries expect to contribute ¥39 million to their post retirement benefit plans in the year ending March 31, 2012.
(2) Estimated future benefit payments
The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

Year ending March 31	Millions of yen
2012	¥679
2013	702
2014	724
2015	738
2016	759
Through 2017-2021	¥4,132
Directors of the Company and domestic subsidiaries are primarily covered by unfunded retirement allowance plans. At March 31, 2011, 2010 and 2009, the amounts required if all directors covered by the plans had terminated their service have been fully accrued. Such amounts are not material to Komatsu’s consolidated financial position or results of operations for any of the periods presented.
Certain subsidiaries maintain various defined contribution plans covering certain employees. The amount of cost recognized for all periods presented is not material to Komatsu’s consolidated financial position or results of operations.

13. Komatsu Ltd. Shareholders’ Equity
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
If such United States practice had been applied to the cumulative free distributions made by the Company, capital surplus at March 31, 2011, would have been increased by ¥103,189 million ($1,243,241 thousand) with a corresponding decrease in unappropriated retained earnings. At March 31, 2011 and 2010, affiliated companies owned 1,104,600 and 1,094,600 shares which represent 0.11% and 0.11% of the Company’s common stock outstanding, respectively.
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
(3) Retained Earnings and Dividends
The amount of retained earnings available for dividends under the Act is based on the amount recorded in the Company’s general books of account maintained in accordance with accounting principles generally accepted in Japan. In addition to the Act provision requiring an appropriation for capital surplus or legal reserve as discussed above, the Act imposes certain limitations on the amount of retained earnings available for dividends. Accordingly, total shareholders’ equity of ¥294,738 million ($3,551,060 thousand), included in the Company’s general books of account as of March 31, 2011 is available for dividends under the Act.
The Board of Directors recommended to and approved by the shareholders, at the general meeting held on June 22, 2011, payment of a cash dividend totaling ¥19,369 million ($233,361 thousand) to shareholders of record on March 31, 2011. In accordance with the Act, the approved dividend has not been reflected in the consolidated financial statements as of March 31, 2011. Dividends are reported in the consolidated statements of equity when approved and paid.
The Act provides that a company can make dividends of earnings anytime with resolution of the shareholders. It also provides that a company can declare an interim dividend once a fiscal year according to its charter of corporation.

(4) Share-Based Compensation
The Company has two types of stock option plans as share-based compensation for directors and certain employees and certain directors of subsidiaries.
The stock option plans resolved by the Board of Directors’ meetings held in and before June 2010.
The right to purchase treasury shares is granted at a predetermined price to directors and certain employees and certain directors of subsidiaries. The purchase price is the amount calculated by taking the average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls and multiplying by 1.05, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant.
Based on the resolutions of the shareholders’ meeting on June 24, 2009 and June 24, 2008 and the Board of Directors on July 14, 2009 and July 15, 2008, the Company issued 642 rights and 463 rights of its share acquisition rights during the years ended March 31, 2010 and 2009, respectively. (The number of shares subject to be issued to one stock acquisition right shall be 1,000 shares.) The options vest 100% on each of the grant dates and are exercisable from September 1, 2010, September 1, 2009, respectively.
The stock option plans resolved by the Board of Directors’ meetings held in July 2010.
The right to purchase treasury shares is granted at an exercise price of ¥1 per share to directors and certain employees and certain directors of subsidiaries.
Based on the resolutions of the shareholders’ meeting on June 23, 2010 and the Board of Directors on July 13, 2010, the Company issued 768 rights of its share acquisition rights during the year ended March 31, 2011, respectively. (The number of shares subject to be issued to one stock acquisition right shall be 100 shares.) The options vest 100% on each of the grant dates and are exercisable from August 2, 2013.
Komatsu recognizes compensation expense using the fair value method. Compensation expenses during the years ended March 31, 2011, 2010 and 2009 were ¥137 million ($1,651 thousand), ¥413 million and ¥376 million, respectively, and were recoded in selling, general and administrative expenses. Compensation expenses after tax during the years ended March 31, 2011, 2010 and 2009 were ¥81 million ($976 thousand), ¥246 million and ¥224 million, respectively.
The following table summarizes information about stock option activity for the years ended March 31, 2011, 2010 and 2009:

	2011			2010		2009
	Number of	Weighted average		Number of	Weighted average	Number of	Weighted average
	shares	exercise price		shares	exercise price	shares	exercise price
		Yen	U.S. dollars		Yen		Yen
Outstanding at beginning of year	3,333,000	¥2,051	$24.71	2,891,000	¥2,022	2,844,000	¥1,784
Granted	76,800	1	0.01	642,000	1,729	463,000	2,499
Exercised	(174,000)	1,238	14.92	(200,000)	595	(416,000)	926

Outstanding at end of year	3,235,800	2,047	24.66	3,333,000	2,051	2,891,000	2,022

Exercisable at end of year	3,159,000	2,096	25.25	2,691,000	2,128	2,428,000	1,931

The intrinsic values of options exercised were ¥199 million ($2,398 thousand), ¥153 million and ¥722 million for the years ended March 31, 2011, 2010 and 2009.
The information for options outstanding and options exercisable at March 31, 2011 are as follows.

	Outstanding						Options Exercisable
						Weighted average						Weighted average
		Weighted average		Intrinsic value		remaining		Weighted average		Intrinsic value		remaining
	Number of	exercise price		Millions of	Thousands of	contractual life	Number of	exercise price		Millions of	Thousands of	contractual life
Exercise Prices	shares	Yen	U.S. dollars	yen	U.S. dollars	years	shares	Yen	U.S. dollars	yen	U.S. dollars	years
¥1 - 650	76,800	¥1	$0.01	¥216	$2,602	7.3	—	—	—	—	—	—
¥651 - 900	300,000	673	8.11	646	7,783	1.3	300,000	¥673	$8.11	¥646	$7,783	1.3
¥901 - 1,350	575,000	1,126	13.57	977	11,771	2.3	575,000	1,126	13.57	977	11,771	2.3
¥1,351 - 2,325	1,259,000	2,032	24.48	998	12,025	4.8	1,259,000	2,032	24.48	998	12,025	4.8
¥2,326 - 3,700	1,025,000	3,136	37.78	151	1,819	4.9	1,025,000	3,136	37.78	151	1,819	4.9

¥1 - 3,700	3,235,800	2,047	24.66	2,988	36,000	4.1	3,159,000	2,096	25.25	2,772	33,398	4.1

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

	2011	2010	2009
Grant-date fair value	¥1,785 ($21.51)	¥643	¥813
Expected term	5 years	7 years	7 years
Risk-free rate	0.13%–1.11%	0.17%–1.35%	0.60%–1.48%
Expected volatility	54.00%	44.00%	39.00%
Expected dividend yield	0.96%	2.07%	1.32%

*	Interest rate corresponding to discount periods is applied to risk-free rate, that is as follows:

	1 year	2 years	3 years	4 years	5 years	6 years	7 years	8 years	9 years	10 years
2009	0.60%	0.71%	0.82%	0.94%	1.02%	1.07%	1.07%	1.16%	1.33%	1.48%
2010	0.17%	0.24%	0.32%	0.48%	0.63%	0.74%	0.88%	1.03%	1.19%	1.35%
2011	0.13%	0.14%	0.18%	0.25%	0.36%	0.47%	0.59%	0.76%	0.94%	1.11%

14. Other Comprehensive Income (Loss)
Other comprehensive income (loss) consists of changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative instruments, and is included in equity of the consolidated balance sheets.
Each component of accumulated other comprehensive income (loss) at March 31, 2011, 2010 and 2009, is as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2011	2010	2009	2011
Foreign currency translation adjustments:
Balance, beginning of year	¥(85,056)	¥(84,152)	¥(34,457)	$(1,024,771)
Adjustment for the year	(37,230)	(904)	(49,695)	(448,555)

Balance, end of year	¥(122,286)	¥(85,056)	¥(84,152)	$(1,473,326)

Net unrealized holding gains on securities available for sale:
Balance, beginning of year	¥14,126	¥8,646	¥24,736	$170,193
Net increase (decrease)	1,978	5,480	(16,090)	23,831

Balance, end of year	¥16,104	¥14,126	¥8,646	$194,024

Pension liability adjustments:
Balance, beginning of year	¥(24,315)	¥(29,235)	¥(19,208)	$(292,952)
Adjustment for the year	(91)	4,920	(10,027)	(1,095)

Balance, end of year	¥(24,406)	¥(24,315)	¥(29,235)	$(294,047)

Net unrealized holding gains (losses) on derivative instruments:
Balance, beginning of year	¥(389)	¥(1,003)	¥150	$(4,687)
Net increase (decrease)	(82)	614	(1,153)	(988)

Balance, end of year	¥(471)	¥(389)	¥(1,003)	$(5,675)

Total accumulated other comprehensive loss;
Balance, beginning of year	¥(95,634)	¥(105,744)	¥(28,779)	$(1,152,217)
Other comprehensive income (loss) for the year, net of tax	(35,425)	10,110	(76,965)	(426,807)

Balance, end of year	¥(131,059)	¥(95,634)	¥(105,744)	$(1,579,024)

For the fiscal year ended March 31, 2011, Adjustment for the year of Foreign currency translation adjustments included ¥7 million ($84 thousand) which transferred to non-controlling interests and is not recognized as other comprehensive income (loss).

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of yen
	Pretax	Tax (expense)	Net of tax
	amount	or benefit	amount
2011:
Foreign currency translation adjustments	¥(37,730)	¥493	¥(37,237)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains arising during the year	4,172	(1,678)	2,494
Less: reclassification adjustment for gains included in net income attributable to Komatsu Ltd.	(871)	355	(516)

Net unrealized gains	3,301	(1,323)	1,978
Pension liability adjustments
Unrealized holding losses arising during the year	(4,308)	2,706	(1,602)
Less: reclassification adjustment for losses included in net income attributable to Komatsu Ltd.	2,761	(1,250)	1,511

Net unrealized losses	(1,547)	1,456	(91)
Net unrealized holding losses on derivative instruments:
Changes in fair value of derivatives	7,315	(2,971)	4,344
Net gains reclassified into earnings	(7,475)	3,049	(4,426)

Net unrealized losses	(160)	78	(82)

Other comprehensive loss	¥(36,136)	¥704	¥(35,432)

2010:
Foreign currency translation adjustments	¥(1,196)	¥292	¥(904)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains arising during the year	9,124	(3,843)	5,281
Less: reclassification adjustment for losses included in net income attributable to Komatsu Ltd.	336	(137)	199

Net unrealized gains	9,460	(3,980)	5,480
Pension liability adjustments
Unrealized holding gains arising during the year	3,930	(1,224)	2,706
Less: reclassification adjustment for losses included in net income attributable to Komatsu Ltd.	2,833	(619)	2,214

Net unrealized gains	6,763	(1,843)	4,920
Net unrealized holding gains on derivative instruments:
Changes in fair value of derivatives	2,121	(1,138)	983
Net gains reclassified into earnings	(621)	252	(369)

Net unrealized gains	1,500	(886)	614

Other comprehensive income	¥16,527	¥(6,417)	¥10,110

2009:
Foreign currency translation adjustments	¥(50,243)	¥548	¥(49,695)
Net unrealized holding losses on securities available for sale:
Unrealized holding losses arising during the year	(29,333)	11,432	(17,901)
Less: reclassification adjustment for losses included in net income attributable to Komatsu Ltd.	3,058	(1,247)	1,811

Net unrealized losses	(26,275)	10,185	(16,090)
Pension liability adjustments
Unrealized holding losses arising during the year	(16,843)	4,420	(12,423)
Less: reclassification adjustment for losses included in net income attributable to Komatsu Ltd.	2,961	(565)	2,396

Net unrealized losses	(13,882)	3,855	(10,027)
Net unrealized holding losses on derivative instruments:
Changes in fair value of derivatives	855	(306)	549
Net gains reclassified into earnings	(2,892)	1,190	(1,702)

Net unrealized losses	(2,037)	884	(1,153)

Other comprehensive loss	¥(92,437)	¥15,472	¥(76,965)

	Thousands of U.S. dollars
	Pretax	Tax (expense)	Net of tax
	amount	or benefit	amount
2011:
Foreign currency translation adjustments	$(454,579)	$5,940	$(448,639)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains arising during the year	50,265	(20,217)	30,048
Less: reclassification adjustment for gains included in net income attributable to Komatsu Ltd.	(10,494)	4,277	(6,217)

Net unrealized gains	39,771	(15,940)	23,831
Pension liability adjustments
Unrealized holding losses arising during the year	(51,903)	32,602	(19,301)
Less: reclassification adjustment for losses included in net income attributable to Komatsu Ltd.	33,266	(15,060)	18,206

Net unrealized losses	(18,637)	17,542	(1,095)
Net unrealized holding losses on derivative instruments:
Changes in fair value of derivatives	88,132	(35,795)	52,337
Net gains reclassified into earnings	(90,060)	36,735	(53,325)

Net unrealized losses	(1,928)	940	(988)

Other comprehensive loss	$(435,373)	$8,482	$(426,891)

15. Income Taxes
The sources of income (loss) before income taxes and equity in earnings of affiliated companies and the sources of income taxes for the years ended March 31, 2011, 2010 and 2009, were as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2011	2010	2009	2011
Income (loss) before income taxes and equity in earnings of affiliated companies:
Domestic	¥68,682	¥(35,965)	¥5,426	$827,494
Foreign	151,127	100,944	123,356	1,820,807

	¥219,809	¥64,979	¥128,782	$2,648,301

Income taxes:
Current—
Domestic	¥15,391	¥5,254	¥22,854	$185,434
Foreign	42,532	27,468	37,657	512,433

	57,923	32,722	60,511	697,867

Deferred—
Domestic	4,885	(6,272)	(17,008)	58,856
Foreign	1,898	(1,086)	(1,210)	22,867

	6,783	(7,358)	(18,218)	81,723

Total	¥64,706	¥25,364	¥42,293	$779,590

Total income taxes recognized for the years ended March 31, 2011, 2010 and 2009 were applicable to the following:

				Thousands of
	Millions of yen			U.S. dollars
	2011	2010	2009	2011
Income before income taxes and equity in earnings of affiliated companies	¥64,706	¥25,364	¥42,293	$779,590
Other comprehensive income(loss):
Foreign currency translation adjustments	(493)	(292)	(548)	(5,940)
Net unrealized holding gains(losses) on securities available for sale	1,323	3,980	(10,185)	15,940
Pension liability adjustments	(1,456)	1,843	(3,855)	(17,542)
Net unrealized holding gains(losses) on derivative instruments	(78)	886	(884)	(940)

Total income taxes	¥64,002	¥31,781	¥26,821	$771,108

Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 2011 and 2010, are as follows:

			Thousands of
	Millions of yen		U.S. dollars
	2011	2010	2011
Deffered tax assets:
Allowances provided, not yet recognized for tax	¥3,944	¥3,332	$47,518
Accrued expenses	48,737	43,835	587,193
Property, plant and equipment	13,402	13,289	161,470
Inventories	7,517	8,551	90,566
Net operating loss carryforwards	37,095	51,543	446,928
Research and development expenses	557	690	6,711
Other	24,044	31,536	289,687

Total gross deffered tax assets	135,296	152,776	1,630,073

Less valuation allowance	(36,690)	(49,081)	(442,048)

Total deffered tax assets	¥98,606	¥103,695	$1,188,025

Deffered tax liabilities:
Unrealized holding gains on securities available for sale	¥9,972	¥7,829	$120,145
Deferral of profit from installment sales	27	104	325
Property, plant and equipment	12,917	11,519	155,627
Intangible assets	17,503	17,503	210,880
Undistributed earnings of foreign subsidiaries and affiliated companies accounted for by the equity method	5,092	3,847	61,349

Total deffered tax liabilities	¥45,511	¥40,802	$548,326

Total deffered tax assets	¥53,095	¥62,893	$639,699

Net deferred tax assets and liabilities as of March 31, 2011 and 2010 are reflected on the consolidated balance sheets under the following captions:

			Thousand of
	Millions of yen		U.S. dollars
	2011	2010	2011
Deferred income taxes and other current assets	¥55,953	¥43,390	$674,132
Deferred income taxes and other assets	15,117	36,467	182,133
Deferred income taxes and other current liabilities	(380)	(128)	(4,578)
Deferred income taxes and other liabilities	(17,595)	(16,836)	(211,988)

	¥53,095	¥62,893	$639,699

The valuation allowances were ¥31,420 million and ¥22,435 million as of March 31, 2009 and 2008, respectively. The net changes in the total valuation allowance for the years ended March 31, 2011, 2010 and 2009 were an decrease of ¥12,391 million ($149,289 thousand), an increase of ¥17,661 million and a increase of ¥8,985 million, respectively. The decrease for the year ended March 31, 2011 was due primarily to a reduction in the valuation allowance at certain consolidated subsidiaries related to changes in assessment about the likelihood of recovery of certain deferred tax assets. The valuation allowance had been recorded as the subsidiaries had not yet demonstrated consistent and/or sustainable profitability to support the recognition of net deferred tax assets.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses available is to be utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets, net of the existing valuation allowances at March 31, 2011 and 2010, are deductible, management believes it is more likely than not that the companies will realize the benefits of these deductible differences and net operating loss carryforwards. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
The Company and its domestic subsidiaries are subject to a National Corporate tax rate of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a Japanese statutory income tax rate of approximately 40.8%. The inhabitant tax rate and Enterprise tax rate vary by local jurisdiction.
The differences between the Japanese statutory tax rates and the effective tax rates for the years ended March 31, 2011, 2010 and 2009, are summarized as follows:

	2011	2010	2009
Japanese statutory tax rate	40.8%	40.8%	40.8%
Increase (decrease) in tax rates resulting from:
Change in valuation allowance	(4.5)	25.2	7.1
Expenses not deductible for tax purposes	1.5	6.8	2.9
Realization of tax benefits on operating losses of subsidiaries	(0.4)	(0.8)	(1.4)
Income of foreign subsidiaries taxed at lower than Japanese normal rate	(8.3)	(22.6)	(11.3)
Tax credit for research and development expenses	(1.3)	—	(0.7)
Realization of loss for investment in a subsidiary	—	(10.2)	—
Other, net	1.6	(0.2)	(4.6)

Effective tax rate	29.4%	39.0%	32.8%

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2011 and 2010, undistributed earnings of foreign subsidiaries aggregated ¥520,980 million ($6,276,867 thousand) and ¥431,834 million, respectively. Komatsu has a policy to distribute a certain portion of undistributed earnings of foreign subsidiaries. As of March 31, 2011 and 2010, Komatsu recognized deferred tax liabilities of ¥677 million ($8,157 thousand) and ¥601 million, respectively, associated with those earnings. As of March 31, 2011 and 2010, Komatsu has not recognized deferred tax liabilities of ¥18,620 million ($224,337 thousand) and ¥14,077 million, respectively, for such portion of undistributed earnings of foreign subsidiaries that the Company intends to reinvest indefinitely. At March 31, 2011, certain subsidiaries had net operating loss carryforwards aggregating approximately ¥94,597 million ($1,139,722 thousand), which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31, 2011	Millions of yen
Within 5 years	¥43,415
6 to 20 years	36,632
Indefinite periods	14,550

Total	¥94,597

Although Komatsu believes its estimates of unrecognized tax benefits are reasonable, uncertainties regarding the final determination of income tax audit settlements and any related litigation could affect the total amount of unrecognized tax benefits in the future periods. Based on the information available as of March 31, 2011, Komatsu does not expect significant changes to the unrecognized tax benefits within the next twelve months.
Komatsu files income tax returns in Japan and various foreign tax jurisdictions. In Japan, the Company is no longer subject to regular income tax examinations by the tax authority before and in the fiscal year ended March 31, 2009. In other foreign tax jurisdictions, major subsidiaries are no longer subject to income tax examinations by tax authorities before and in the fiscal year ended March 31, 2005 with few exceptions.

16. Rent Expenses
Komatsu leases office space and equipment and employee housing under cancelable and non-cancelable lease agreements. Rent expenses under cancelable and non-cancelable operating leases amounted to ¥14,480 million ($174,458 thousand), ¥13,823 million and ¥14,625 million, respectively, for the years ended March 31, 2011, 2010 and 2009. At March 31, 2011, the future minimum lease payments under non-cancelable operating leases and capital leases are as follows:

	Millions of yen
	Capital	Operating lease
Year ending March 31	leases	commitments	Total
2012	¥25,474	¥3,240	¥28,714
2013	14,557	2,129	16,686
2014	7,859	1,504	9,363
2015	1,189	1,000	2,189
2016	1,117	613	1,730
Thereafter	159	1,550	1,709

Total minimum lease payments	¥50,355	¥10,036	¥60,391

Less: amounts representing interest	(1,829)

Present value of net minimum capital lease payments	¥48,526

17. Net Income Attributable to Komatsu Ltd. per Share
A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Komatsu Ltd. per share computations is as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2011	2010	2009	2011
Net income attributable to Komatsu Ltd.	¥150,752	¥33,559	¥78,797	$1,816,289

	Number of shares
	2011	2010	2009
Weighted average common shares outstanding, less treasury stock	967,803,446	968,013,328	985,585,385
Dilutive effect of:
Stock options	671,477	449,531	731,973

Weighted average diluted common shares outstanding	968,474,923	968,462,859	986,317,358

	Yen			U.S. cents
	2011	2010	2009	2011
Net income attributable to Komatsu Ltd. per share:
Basic	¥155.77	¥34.67	¥79.95	¢ 187.67
Diluted	155.66	34.65	79.89	187.54

18. Commitments and Contingent Liabilities
At March 31, 2011, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥1,347 million ($16,229 thousand) (Note 4).
Komatsu provides guarantees to third parties of loans of the employees, affiliated companies, customers and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies, customers and other companies are made to enhance the credit of those companies.
For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 15 years to 30 years in the case of employees with housing loans, and from 1 year to 10 years in the case of loans relating to the affiliated companies, customers and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default is ¥99,312 million ($1,196,530 thousand) at March 31, 2011. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at March 31, 2011 were insignificant. Certain of those guarantees were secured by collateral and insurance issued to the Company.
Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.
Commitments for capital investment outstanding at March 31, 2011, aggregated approximately ¥12,800 million ($154,217 thousand).
Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial statements.
Komatsu has business activities with customers, dealers and associates around the world. The trade receivables from such parties and the guarantees for them are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.
Komatsu also issues contractual product warranties under which it generally guarantee the performance of products delivered and services rendered for a certain period or term. Change in accrued product warranty cost for the years ended March 31, 2011 and 2010 is summarized as follows:

	2011	2010	2011
Balance at beginning of year	¥23,758	¥28,256	$286,241
Addition	27,091	21,149	326,398
Utilization	(21,352)	(25,477)	(257,253)
Other	(966)	(170)	(11,639)

Balance at end of year	¥28,531	¥23,758	$343,747

19. Derivative Financial Instruments
Risk Management Policy
Komatsu is exposed to market risk primarily from changes in foreign currency exchange and interest rates with respect to debt obligations, international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, Komatsu enters into various derivative transactions for hedging pursuant to its policies and procedures (Notes 20 and 21). Komatsu does not enter into derivative financial transactions for trading or speculative purposes.
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
Fair Value Hedges
Komatsu uses derivative financial instruments designated as fair value hedges to manage primarily interest rate and foreign exchange risks associated with debt obligations. Principally interest rate swaps and cross-currency swaps are used to hedge such risk for debt obligations. Changes in fair value of the hedged debt obligations and derivative instruments designated as fair value hedge are offset and recognized in other income (expenses). For the years ended March 31, 2011, 2010 and 2009, the amount of hedge ineffectiveness and the net gain or loss excluded from the assessment of hedge effectiveness were not material to Komatsu’s result of operations.
Cash Flow Hedges
Komatsu uses derivative financial instruments designated as cash flow hedges to manage Komatsu’s foreign exchange risks associated with forecasted transactions and Komatsu’s interest risks associated with debt obligations. For transactions denominated in foreign currencies, Komatsu typically hedges forecasted and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, Komatsu enters into interest rate swap contracts to manage the changes in cash flows. Komatsu records the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss). These amounts are reclassified into earnings through other income (expenses) when the hedged items impact earnings. Approximately ¥352 million ($4,241 thousand) of existing income included in accumulated other comprehensive income (loss) at March 31, 2011 will be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the years ended March 31, 2011 as a result of anticipated transactions that are no longer probable of occurring.

Undesignated Derivative Instruments
Komatsu has entered into interest rate swap and cross-currency swap contracts not designated as hedging instruments under ASC 815, “Derivatives and Hedging” as a means of managing Komatsu’s interest rate exposures for short-term and long-term debts. Forward contracts and option contracts not designated as hedging instruments under ASC815 are also used to hedge certain foreign currency exposures. The changes in fair value of such instruments are recognized currently in earnings.
Notional Principal Amounts of Derivative Financial Instruments
Notional principal amounts of derivative financial instruments outstanding at March 31, 2011 and 2010 are as follows.

			Thousands of
	Millions of yen		U.S. dollars
	2011	2010	2011
Forwards and options:
Sale of foreign currencies	¥94,504	¥40,209	$1,138,602
Purchase of foreign currencies	87,605	48,809	1,055,482
Option contracts (purchased)	490	949	5,904
Interest rate swaps, cross-currency swaps and interest rate cap agreements	123,424	184,487	1,487,036
Fair value of derivative instruments at March 31, 2011 and 2010 on the consolidated balance sheets are as follows:

	Millions of yen
	2011
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥11	Deferred income taxes and other current liabilities	¥817
	Deferred income taxes and other assets	2	Deferred income taxes and other liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	126	Deferred income taxes and other current liabilities	471
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	—

Total		¥139		¥1,288

	Derivative Assets		Derivative Liabilities
	Location on the consolidated	Estimated	Location on the consolidated	Estimated
Undesignated derivative instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥403	Deferred income taxes and other current liabilities	¥2,025
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	126
Option contracts	Deferred income taxes and other current assets	7	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	6,967	Deferred income taxes and other current liabilities	382
	Deferred income taxes and other assets	3,515	Deferred income taxes and other liabilities	155

Total		¥10,892		¥2,688

Total Derivative Instruments		¥11,031		¥3,976

	Millions of yen
	2010
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥73	Deferred income taxes and other current liabilities	¥830
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	354	Deferred income taxes and other current liabilities	734
	Deferred income taxes and other assets	99	Deferred income taxes and other liabilities	—

Total		¥526		¥1,564

	Derivative Assets		Derivative Liabilities
	Location on the consolidated	Estimated	Location on the consolidated	Estimated
Undesignated derivative instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥90	Deferred income taxes and other current liabilities	¥1,248
Option contracts	Deferred income taxes and other current assets	18	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	1,730	Deferred income taxes and other current liabilities	915
	Deferred income taxes and other assets	6,989	Deferred income taxes and other liabilities	901

Total		¥8,827		¥3,064

Total Derivative Instruments		¥9,353		¥4,628

	Thousands of U.S. dollars
	2011
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	$133	Deferred income taxes and other current liabilities	$9,843
	Deferred income taxes and other assets	24	Deferred income taxes and other liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	1,518	Deferred income taxes and other current liabilities	5,675
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	—

Total		$1,675		$15,518

	Derivative Assets		Derivative Liabilities
	Location on the consolidated	Estimated	Location on the consolidated	Estimated
Undesignated derivative instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	$4,855	Deferred income taxes and other current liabilities	$24,398
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	1,518
Option contracts	Deferred income taxes and other current assets	84	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	83,940	Deferred income taxes and other current liabilities	4,602
	Deferred income taxes and other assets	42,350	Deferred income taxes and other liabilities	1,868

Total		$131,229		$32,386

Total Derivative Instruments		$132,904		$47,904

The effects of derivative instruments on the consolidated statements of income for the year ended March 31, 2011, 2010 and 2009 are as follows:
Derivative instruments designated as fair value hedging relationships

Millions of yen
2011
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Other income (expenses), net: Other, net	¥—	Other income (expenses), net: Other, net	¥—

Total		¥—		¥—

	Millions of yen
	2010
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Other income (expenses), net: Other, net	¥(270)	Other income (expenses), net: Other, net	¥355

Total		¥(270)		¥355

	Millions of yen
	2009
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Other income (expenses), net: Other, net	¥7,910	Other income (expenses), net: Other, net	¥(6,958)

Total		¥7,910		¥(6,958)

Thousands of U.S. dollars
2011
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Other income (expenses), net: Other, net	$—	Other income (expenses), net: Other, net	$—

Total		$—		$—

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	2011
				Ineffective portion and amount
	Effective portion			excluded from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses) reclassified	gains (losses) reclassified	gains (losses)	gains (losses)
	recognized in	from accumulated	from accumulated	recognized in income	recognized in income
	OCI on derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥7,195	Other income (expenses), net: Other, net	¥7,475	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	120	Other income (expenses), net: Other, net	—	—	—

Total	¥7,315		¥7,475		¥—

	Millions of yen
	2010
				Ineffective portion and amount
	Effective portion			excluded from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses) reclassified	gains (losses) reclassified	gains (losses)	gains (losses)
	recognized in	from accumulated	from accumulated	recognized in income	recognized in income
	OCI on derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥363	Other income (expenses), net: Other, net	¥532	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	1,758	Other income (expenses), net: Other, net	89	—	—

Total	¥2,121		¥621		¥—

	Millions of yen
	2009
				Ineffective portion and amount
	Effective portion			excluded from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses) reclassified	gains (losses) reclassified	gains (losses)	gains (losses)
	recognized in	from accumulated	from accumulated	recognized in income	recognized in income
	OCI on derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥790	Other income (expenses), net: Other, net	¥2,892	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	65	—	—	—	—

Total	¥855		¥2,892		¥—

	Thousands of U.S. dollars
	2011
				Ineffective portion and amount
	Effective portion			excluded from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses) reclassified	gains (losses) reclassified	gains (losses)	gains (losses)
	recognized in	from accumulated	from accumulated	recognized in income	recognized in income
	OCI on derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	$86,687	Other income (expenses), net: Other, net	$90,060	—	$—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	1,446	Other income (expenses), net: Other, net	—	—	—

Total	$88,133		$90,060		$—

*	OCI stands for other comprehensive income (loss).

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	2011
	Location of gains (losses) recognized	Amount of gains (losses)
	in income on derivatives	recognized
Forwards contracts	Other income (expenses), net: Other, net	¥(1,411)
Option contracts	Other income (expenses), net: Other, net	(9)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(455)
	Other income (expenses), net: Other, net	2,816

Total		¥941

	Millions of yen
	2010
	Location of gains (losses) recognized	Amount of gains (losses)
	in income on derivatives	recognized
Forwards contracts	Other income (expenses), net: Other, net	¥(972)
Option contracts	Other income (expenses), net: Other, net	3
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(580)
	Other income (expenses), net: Other, net	1,900

Total		¥351

	Millions of yen
	2009
	Location of gains (losses) recognized	Amount of gains (losses)
	in income on derivatives	recognized
Forwards contracts	Other income (expenses), net: Other, net	¥846
Option contracts	Other income (expenses), net: Other, net	(7)
Interest rate swaps, cross-currency swap and interest rate cap agreements	Cost of sales	94
	Other income (expenses), net: Other, net	(2,771)

Total		¥(1,838)

	Thousands of U.S. dollars
	2011
	Location of gains (losses) recognized	Amount of gains (losses)
	in income on derivatives	recognized
Forwards contracts	Other income (expenses), net: Other, net	$(17,000)
Option contracts	Other income (expenses), net: Other, net	(109)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(5,482)
	Other income (expenses), net: Other, net	33,928

Total		$11,337

20. Fair Values of Financial Instruments
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
(4) Long-Term Debt, Including Current Portion
The fair values of each of the long-term debt are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.
(5) Derivatives(Notes 19 and 21)
The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest swap agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.
The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, as of March 31, 2011 and 2010, are summarized as follows:

					Thousands of
	Millions of yen				U.S. dollars
	2011		2010		2011
	Carrying	Estimated	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value	amount	fair value
Investment securities, marketable equity securities	¥49,372	¥49,372	¥47,178	¥47,178	$594,843	$594,843
Long-term debt, including current portion	413,760	412,375	462,941	460,916	4,985,060	4,968,373
Derivatives:
Forward and options
Assets	423	423	181	181	5,096	5,096
Liabilities	2,968	2,968	2,078	2,078	35,759	35,759
Interest rate swaps, cross-currency swap and interest rate cap agreements
Assets	10,608	10,608	9,172	9,172	127,808	127,808
Liabilities	1,008	1,008	2,550	2,550	12,145	12,145
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
Assets and liabilities that are measured at fair value on a recurring basis
The fair value hierarchy levels of assets and liabilities that are measured at fair value on a recurring basis at March 31, 2011 and 2010 are as follows:

	Millions of yen
At March 31, 2011	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥30,219	¥—	¥—	¥30,219
Financial service industry	16,439	—	—	16,439
Other	2,714	—	—	2,714
Derivatives
Forward contracts	—	416	—	416
Option contracts	—	7	—	7
Interest rate swaps, cross currency swap and interest rate cap agreements	—	10,608	—	10,608

Total Assets	¥49,372	¥11,031	¥—	¥60,403

Liabilities
Derivatives
Forward contracts	¥—	¥2,968	¥—	¥2,968
Interest rate swaps, cross currency swap and interest rate cap agreements	—	1,008	—	1,008
Other	—	26,665	859	27,524

Total Liabilities	¥—	¥30,641	¥859	¥31,500

	Millions of yen
At March 31, 2010	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥26,147	¥—	¥—	¥26,147
Financial service industry	18,935	—	—	18,935
Other	2,096	—	—	2,096
Derivatives
Forward contracts	—	163	—	163
Option contracts	—	18	—	18
Interest rate swaps, cross currency swap and interest rate cap agreements	—	9,172	—	9,172

Total Assets	¥47,178	¥9,353	¥—	¥56,531

Liabilities
Derivatives
Forward contracts	¥—	¥2,078	¥—	¥2,078
Interest rate swaps, cross currency swap and interest rate cap agreements	—	2,550	—	2,550
Other	—	22,839	2,280	25,119

Total Liabilities	¥—	¥27,467	¥2,280	¥29,747

	Thousands of U.S. dollars
At March 31, 2011	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	$364,084	$—	$—	$364,084
Financial service industry	198,060	—	—	198,060
Other	32,699	—	—	32,699
Derivatives
Forward contracts	—	5,012	—	5,012
Option contracts	—	84	—	84
Interest rate swaps, cross currency swap and interest rate cap agreement	—	127,808	—	127,808

Total Assets	$594,843	$132,904	$—	$727,747

Liabilities
Derivatives
Forward contracts	$—	$35,759	$—	$35,759
Interest rate swaps, cross currency swap and interest rate cap agreement	—	12,145	—	12,145
Other	—	321,265	10,349	331,614

Total Liabilities	$—	$369,169	$10,349	$379,518

Investment securities available for sale
Marketable equity securities are classified Level 1 in the fair value hierarchy. Marketable equity securities are measured using a market approach based on the quoted market prices in active markets.
Derivatives (Notes 19 and 20)
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

Other
Other primarily represents loans which are measured at fair value. The fair value of loans is based on a valuation model based on market yield curve data and credit spread data and is classified in Level 2 in the fair value hierarchy. The credit spread data was obtained through use of credit default swaps for each counterparty.
The following table summarizes information about changes of Level 3 for the year ended March 31, 2011, 2010 and 2009:

				Thousands of
	Millions of yen			U.S. dollars
	2011	2010	2009	2011
Balance at beginning of year	¥(2,280)	¥919	¥3,015	$(27,470)
Total gains or losses (realized/unrealized)	219	1,543	355	2,639
Included in earnings	6	1,605	349	73
Included in other comprehensive income (loss)	213	(62)	6	2,566
Purchases, issuance and settlements	1,202	(4,742)	(2,451)	14,482

Balance at end of year	¥(859)	¥(2,280)	¥919	$(10,349)

The amount of unrealized gains and losses on classified in Level 3 assets and liabilities recognized in earnings for the year ended March 31, 2011, 2010 and 2009 related to assets and liabilities still held at March 31, 2011, 2010 and 2009 were gains of ¥6 million ($73 thousand) and ¥1,605 million and losses of ¥678 million, respectively. These gains and losses were reported in other income (expense), net of the consolidated statements of income.
Assets and liabilities that are measured at fair value on a non-recurring basis
Komatsu measured certain long-lived assets at fair value, which are classified as Level 2 in the fair value hierarchy, as of March 31, 2011 and 2010.
As a result, Komatsu recognized impairment losses of ¥5,142 million ($61,952 thousand) and ¥3,332 million for the years ended March 31, 2011 and 2010, respectively, which are reported in impairment loss on long-lived assets of the consolidated statements of income.

22. Business Segment and Geographic Information
Komatsu has two operating segments: 1) Construction, Mining and Utility Equipment 2) Industrial Machinery and Others.
Segment profit is determined by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.
The following tables present certain information regarding Komatsu’s operating segments and geographic information at March 31, 2011, 2010 and 2009, and for the years then ended:

				Thousands of
	Millions of yen			U.S. dollars
Operating segments:	2011	2010	2009	2011
Net sales:
Construction, Mining and Utility Equipment—
External customers	¥1,615,689	¥1,268,575	¥1,744,733	$19,466,132
Intersegment	2,392	2,690	4,653	28,819

Total	1,618,081	1,271,265	1,749,386	19,494,951
Industrial Machinery and Others—
External customers	227,438	162,989	277,010	2,740,217
Intersegment	10,916	15,619	26,389	131,518

Total	238,354	178,608	303,399	2,871,735
Elimination	(13,308)	(18,309)	(31,042)	(160,337)

Consolidated	¥1,843,127	¥1,431,564	¥2,021,743	$22,206,349

Segment profit:
Construction, Mining and Utility Equipment	¥220,830	¥83,061	¥180,455	$2,660,603
Industrial Machinery and Others	20,965	2,998	12,891	252,590

Total segment profit	241,795	86,059	193,346	2,913,193
Corporate expenses and elimination	(6,823)	(5,340)	(4,688)	(82,205)

Total	234,972	80,719	188,658	2,830,988
Impairment loss on long-lived assets	5,142	3,332	16,414	61,952
Impairment loss on goodwill	—	—	2,003	—
Other operating income (expenses)	(6,901)	(10,352)	(18,293)	(83,145)
Operating income	222,929	67,035	151,948	2,685,891
Interest and dividend income	4,493	6,158	8,621	54,133
Interest expense	(6,475)	(8,502)	(14,576)	(78,012)
Other-net	(1,138)	288	(17,211)	(13,711)

Consolidated income before income taxes and equity in earnings of affiliated companies	¥219,809	¥64,979	¥128,782	$2,648,301

Segment assets:
Construction, Mining and Utility Equipment	¥1,859,004	¥1,682,542	¥1,639,720	$22,397,638
Industrial Machinery and Others	270,736	207,551	254,200	3,261,880
Corporate assets and elimination	19,397	68,962	75,139	233,699

Consolidated	¥2,149,137	¥1,959,055	¥1,969,059	$25,893,217

Depreciation and amortization:
Construction, Mining and Utility Equipment	¥80,780	¥82,508	¥87,260	$973,253
Industrial Machinery and Others	7,662	7,707	9,981	92,313

Consolidated	¥88,442	¥90,215	¥97,241	$1,065,566

Capital investment:
Construction, Mining and Utility Equipment	¥92,049	¥92,979	¥152,803	$1,109,024
Industrial Machinery and Others	5,689	3,212	9,709	68,542

Consolidated	¥97,738	¥96,191	¥162,512	$1,177,566

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
Amortization for the years ended March 31, 2011, 2010 and 2009 does not include amortization of long-term prepaid expenses of ¥1,025 million ($12,349 thousand), ¥1,104 million and ¥1,113 million. The term “Capital investment” should be distinguished from the term “Capital expenditures” as used in the consolidated statements of cash flows. The term “Capital investment” is defined to refer to the acquisition of property, plant and equipment including properties under capital leases on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates.
Impairment loss on long-lived assets and goodwill recorded in each segment asset for the years ended March 31, 2011, 2010 and 2009 are as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2011	2010	2009	2011
Impairment loss on long-lived assets
Construction, Mining and Utility Equipment	¥4,969	¥3,063	¥13,998	$59,868
Industrial Machinery and Others	173	269	2,416	2,084

Total	¥5,142	¥3,332	¥16,414	$61,952

Impairment loss on goodwill
Construction, Mining and Utility Equipment	¥—	¥—	¥2,003	$—
Industrial Machinery and Others	—	—	—	—

Total	¥—	¥—	¥2,003	$—

Geographic information:
Net sales to external customers recognized by sales destination for the years ended March 31, 2011, 2010 and 2009 are as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2011	2010	2009	2011
Net sales to external customers:
Japan	¥349,184	¥323,813	¥452,172	$4,207,036
The Americas	397,427	323,984	503,450	4,788,277
Europe and CIS	165,418	127,377	284,029	1,992,988
China	428,208	270,870	236,226	5,159,133
Asia (excluding Japan, China) and Oceania	398,366	299,864	335,574	4,799,590
Middle East and Africa	104,524	85,656	210,292	1,259,325

Consolidated net sales	¥1,843,127	¥1,431,564	¥2,021,743	$22,206,349

Net sales recognized by geographic origin and property, plant and equipment at March 31, 2011, 2010 and 2009, and for the years then ended are as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2011	2010	2009	2011
Net sales to external customers:
Japan	¥641,502	¥498,568	¥831,569	$7,728,939
U.S.A.	391,380	311,170	469,047	4,715,422
Europe and CIS	175,217	141,510	269,139	2,111,048
China	332,581	238,102	174,466	4,007,000
Others	302,447	242,214	277,522	3,643,940

Total	¥1,843,127	¥1,431,564	¥2,021,743	$22,206,349

Property, plant and equipment:
Japan	¥354,797	¥380,592	¥400,554	$4,274,663
U.S.A.	63,972	62,637	68,170	770,747
Europe and CIS	29,868	35,811	28,207	359,855
Others	59,750	46,060	28,531	719,879

Total	¥508,387	¥525,100	¥525,462	$6,125,144

No individual country within Europe and CIS or Others had a material impact on net sales.
There were no sales to a single major external customer for the years ended March 31, 2011, 2010 and 2009.

23. Supplementary Information to Balance Sheets
At March 31, 2011 and 2010, deferred income taxes and other current assets were comprised of the following:

			Thousands of
	Millions of yen		U.S. dollars
	2011	2010	2011
Prepaid expenses	¥4,318	¥3,804	$52,024
Short-term loans receivable:
Affiliated companies	723	2,222	8,711
Other	1,427	914	17,193

Total	¥2,150	¥3,136	$25,904

Deferred income taxes	55,953	43,390	674,132
Other	90,360	62,121	1,088,675

Total	¥152,781	¥112,451	$1,840,735

At March 31, 2011 and 2010, deferred income taxes and other current liabilities were comprised of the following:

			Thousands of
	Millions of yen		U.S. dollars
	2011	2010	2011
Accrued expenses	¥80,195	¥82,449	$966,205
Deferred income taxes	380	128	4,578
Other	118,693	100,747	1,430,036

Total	¥199,268	¥183,324	$2,400,819

24. Supplementary Information to Statements of Income
The following information shows research and development expenses and advertising costs, for the years ended March 31, 2011, 2010 and 2009. Research and development expenses and advertising costs are charged to expense as incurred and are included in cost of sales and selling, general and administrative expenses in consolidated statements of income.

				Thousands of
	Millions of yen			U.S. dollars
	2011	2010	2009	2011
Research and development expenses	¥49,005	¥46,449	¥53,736	$590,422
Advertising costs	2,627	2,417	4,678	31,651
Shipping and handling costs included in selling, general and administrative expenses for the years ended March 31, 2011, 2010 and 2009, were as follows:

				Thousands of
	Millions of yen			U.S. dollars
	2011	2010	2009	2011
Shipping and handling costs	¥37,706	¥25,697	¥46,264	$454,289
For the fiscal year ended March 31, 2011 and 2010, Komatsu recognized an impairment loss of ¥5,142 million ($61,952 thousand) and ¥3,332 million, related to property, plant and equipment and intangible assets subject to amortization at the Company and certain subsidiaries, as profitability of the assets of each subsidiary was expected to be low in the future and Komatsu estimated the carrying amounts would not be recovered by the future cash flows.
Other operating income (expenses), net for the years ended March 31, 2011, 2010 and 2009, were comprised of the following:

				Thousands of
	Millions of yen			U.S. dollars
	2011	2010	2009	2011
Gain on sale of property	¥2,432	¥1,036	¥630	$29,301
Loss on disposal or sale of fixed assets*	(1,553)	(2,907)	(5,922)	(18,711)
Other*	(7,780)	(8,481)	(13,001)	(93,735)

Total	¥(6,901)	¥(10,352)	¥(18,293)	$(83,145)

*
For the fiscal year ended March 31, 2011, Loss on disposal or sale of fixed assets and Other included losses of ¥73 million ($880 thousand), ¥2,787 million ($33,578 thousand) respectively resulted from the Great East Japan Earthquake.

For the fiscal year ended March 31, 2011 and 2010, the Company and certain subsidiaries recognized expenses associated with structural reforms of production and sales operations. Out of the expenses, reorganization costs of ¥3,771 million ($45,434 thousand), ¥8,883 million respectively, such as wind down and relocation costs related to the integration of facilities were included in other, except the expenses included in impairment loss on long-lived assets of the consolidated statements of income.
Other income (expenses), net for the years ended March 31, 2011, 2010 and 2009, were comprised of the following:

				Thousands of
	Millions of yen			U.S. dollars
	2011	2010	2009	2011
Interest income-
Installment receivables	¥503	¥1,206	¥1,843	$6,060
Other	2,670	3,785	5,242	32,169
Dividends	1,320	1,167	1,536	15,904
Interest expense	(6,475)	(8,502)	(14,576)	(78,012)
Net gain (loss) from sale of investment securities	(54)	679	(3,543)	(651)
Exchange gain (loss), net	(4,193)	1,066	(11,802)	(50,518)
Other	3,109	(1,457)	(1,866)	37,458

Total	¥(3,120)	¥(2,056)	¥(23,166)	$(37,590)

25. Valuation and Qualifying Accounts
Valuation and qualifying accounts deducted from assets to which they apply:

				Thousands of
	Millions of yen			U.S. dollars
Allowance for doubtful receivables	2011	2010	2009	2011
Balance at beginning of fiscal period	¥14,941	¥15,330	¥11,470	$180,012
Additions
Charged to costs and expenses	5,307	7,457	7,091	63,940
Charged to other accounts	1,068	957	23	12,867
Deductions	5,523	8,803	3,254	66,542

Balance at end of fiscal period	¥15,793	¥14,941	¥15,330	$190,277

Deductions were principally collectible or uncollectible accounts and notes charged to the allowance.

				Thousands of
	Millions of yen			U.S. dollars
Valuation allowance for deferred tax assets	2011	2010	2009	2011
Balance at beginning of fiscal period	¥49,081	¥31,420	¥22,435	$591,337
Additions
Charged to costs and expenses	7,596	21,784	19,784	91,518
Charged to other accounts	—	8	587	—
Deductions	19,987	4,131	11,386	240,807

Balance at end of fiscal period	¥36,690	¥49,081	¥31,420	$442,048

Deductions were principally realization or expiration of net operating loss carryforwards.

EXHIBIT INDEX

		Subsequently
Exhibit number	Title	Numbered Page
Exhibit (1.1)	Articles of Incorporation of Komatsu Ltd., as amended (Translation)	1

Exhibit (1.2)	Regulations of The Board of Directors (Translation)	7

Exhibit (2)	Share Handling Regulations, as amended (Translation)	9

Exhibit (8)	Significant subsidiaries of Komatsu Ltd., including additional subsidiaries that management has deemed to be significant, as of March 31, 2011: Incorporated by reference to “Organizational Structure” in “Item 4. Information on the Company”

Exhibit (11)	Code of Ethics for Senior Officers (Translation)	15

Exhibit (12) a.	Certification of the CEO of the Company required pursuant to Rule 15d-14(a)	19

Exhibit (12) b.	Certification of the CFO of the Company required pursuant to Rule 15d-14(a)	20

Exhibit (13) a.	Certification of the CEO of the Company required pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of The United States Code.	21

Exhibit (13) b.	Certification of the CFO of the Company required pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of The United States Code.	22