Form 20-F/A
period 2011-03-31
KOMATSU LTD
filed 2011-07-26
CIK 56594

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
Date of event requiring this shell company report ___________
For the transition period from ______ to _______
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
Yes ☐ No ☑

Item 19. Exhibits
SIGNATURES
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

EXPLANATORY NOTE
This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended March 31, 2011, originally filed with the U.S. Securities and Exchange Commission on June 28, 2011 (the “Form 20-F”). The sole purpose of this Form 20-F/A is to amend the Form 20-F to provide Interactive Data File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T. The Interactive Data File disclosure attached as Exhibit 101 to this Form 20-F/A is the first Interactive Data File disclosure to have detailed tagging as required to submit under Rule 405 of Regulation S-T.
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

KOMATSU LTD. (Registrant)
Date: July 26, 2011	By:	/s/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer