Form 20-F
period 2012-03-31
KOMATSU LTD
filed 2012-06-29
CIK 56594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

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

Masahiko Kanagawa or Tetsuou Yamashita

Telephone: +81-3-5561-2604

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

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Stock*

(Title of Class)

*	24,177,913 American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 1 share of Common Stock of Komatsu Ltd.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

952,261,022 shares (excluding 30,869,238 shares of Treasury Stock)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

In this document, KOMATSU LTD. is hereinafter referred to as the “Company,” and together with its consolidated subsidiaries as “Komatsu.”

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

Exhibit 1.1
Exhibit 1.2
Exhibit 2
Exhibit 11
Exhibit 12 a
Exhibit 12 b
Exhibit 13 a
Exhibit 13 b

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected financial data for each of the fiscal years ended March 31, 2008 through March 31, 2012 have been derived from the Company’s audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). It should be read in conjunction with the Company’s audited consolidated balance sheets as of March 31, 2011 and 2012, the related consolidated statements of income, shareholders’ equity and cash flows for the three fiscal years ended March 31, 2012 and the notes thereto that appear elsewhere in this annual report.

Selected Financial Data

	(Millions of yen, except per share amounts)
	2012	2011	2010	2009	2008
Income Statement Data:
Net sales 1)	1,981,763	1,843,127	1,431,564	2,021,743	2,243,023
Operating income 1)	256,343	222,929	67,035	151,948	332,850
Income from continuing operations before income taxes and equity in earnings of affiliated companies 1)	249,609	219,809	64,979	128,782	322,210
Income taxes 1)	74,470	64,706	25,364	42,293	115,794
Income from continuing operations attributable to Komatsu Ltd. less applicable income taxes 1)	167,041	150,752	33,559	78,797	203,826
Income from discontinued operations attributable to Komatsu Ltd. less applicable income taxes 1)	—	—	—	—	4,967
Net income attributable to Komatsu Ltd.	167,041	150,752	33,559	78,797	208,793

Per Share Data:
Income from continuing operations attributable to Komatsu Ltd. less applicable income taxes
- Basic	173.47	155.77	34.67	79.95	204.88
- Diluted	173.32	155.66	34.65	79.89	204.61
Net income attributable to Komatsu Ltd.
- Basic	173.47	155.77	34.67	79.95	209.87
- Diluted	173.32	155.66	34.65	79.89	209.59
Cash dividends
Yen	41.00	26.00	26.00	44.00	38.00
U.S. cents 2)	50.00	31.33	27.96	44.44	38.00

Depreciation and amortization	90,106	89,467	91,319	98,354	75,664
Capital Investment 1) 3)	122,038	97,738	96,191	162,512	145,730
Research and development expenses 1)	54,843	49,005	46,449	53,736	49,673

	(Millions of yen)
Balance Sheet Data:
Total assets	2,320,529	2,149,137	1,959,055	1,969,059	2,105,146
Komatsu Ltd. shareholders’ equity	1,009,696	923,843	833,975	814,941	887,126
Capital stock	67,870	67,870	67,870	67,870	67,870
Number of shares issued at year-end	983,130,260	998,744,060	998,744,060	998,744,060	998,744,060
Number of shares outstanding at year-end	952,261,022	967,902,641	968,039,976	967,822,292	995,103,847

Notes:

1)	In the fiscal year ended March 31, 2008, Komatsu sold the outdoor power equipment (“OPE”) business of Komatsu Zenoah Co. and its subsidiaries. As a result, operating results and the gain recognized on the sale of the OPE business of Komatsu Zenoah Co. and its subsidiaries are presented as “Income from discontinued operations attributable to Komatsu Ltd. less applicable income taxes.”

2)	The conversion rate between the Japanese yen to the U.S. dollar for the fiscal year ended March 31, 2012 is ¥82 to U.S.$1.00, the approximate buying rate of Japanese yen as of noon on March 31, 2012 in The City of New York as reported by the Federal Reserve Board.

3)	The term “Capital Investment” as used in the above Selected Financial Data should be distinguished from the term “Capital Expenditures” as used in the consolidated statements of cash flows. The term “Capital Investment” as used in the above Selected Financial Data is defined to refer to costs relating to the purchase of property, plant and equipment including properties under capital leases on an accrual basis which reflect the effect of timing differences between acquisition dates and payment dates. Komatsu’s management uses this financial indicator to manage its capital investment and believes that this indicator is useful to investors in that this indicator presents accrual based capital investment in addition to the cash based capital expenditures provided in the consolidated statements of cash flows.

The following table provides the noon buying rates for Japanese yen in The City of New York as reported by the Federal Reserve Bank of New York and the Federal Reserve Board expressed in Japanese yen per U.S. dollar for the periods indicated. The average Japanese yen exchange rates represent average noon buying rates on the last business day of each month for the respective period. On June 15, 2012, the noon buying rate in The City of New York as reported by the Federal Reserve Board for Japanese yen was ¥78.65 = U.S.$1.00.

Yen Exchange Rates per U.S. dollar:

(Yen)

	Average	High	Low	Period-End
Year ended March 31
2008	113.61	96.88	124.09	99.85
2009	100.85	87.80	110.48	99.15
2010	92.49	86.12	100.71	93.40
2011	85.00	78.74	94.68	82.76
2012	78.86	75.72	85.26	82.41

	High	Low	Period-End
2011
December	76.98	78.13	76.98

2012
January	76.28	78.13	76.34
February	76.11	81.10	81.10
March	80.86	83.78	82.41
April	79.81	82.62	79.81
May	78.29	80.36	78.29

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

In newly-developing markets, where Komatsu has expanded its business in recent years, Komatsu has been making capital investments in line with the increase in its business, while constantly paying careful attention to the changes in demand for its products. However, these economies are impacted by a number of unstable factors, such as commodity prices and considerable reliance on exports to economically-advanced countries, and thus, changes in these factors could adversely affect Komatsu’s business results.

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

(3) Fluctuations in financial markets

While Komatsu is currently working to improve the efficiency of its assets by reducing its interest-bearing debt, its aggregate short- and long-term interest-bearing debt was approximately ¥650 billion as of March 31, 2012. Although Komatsu has strived to reduce the effect of interest rate fluctuations using various measures, including procuring funds at fixed interest rates, an increase in interest rates may increase Komatsu’s interest expenses and thereby adversely affect Komatsu’s results of operations. In addition, fluctuations in the financial markets, such as fluctuations in the fair value of marketable securities and interest rates, may also increase the unfunded obligation portion of Komatsu’s pension plans or pension liabilities, which may result in an increase in pension expenses. Such an increase in interest expenses and pension expenses may adversely affect Komatsu’s results of operations and financial condition.

(4) Laws and regulations of different countries

Komatsu is subject to governmental regulations and approval procedures in the countries in which it operates. If the government of a given country were to introduce new laws and regulations or revise existing laws and regulations relating to customs duties, currency restrictions and other legal requirements, Komatsu may incur expenses in order to comply with such laws and regulations or its development, production, sales and service operations may be affected adversely by them. With respect to transfer pricing between Komatsu and its affiliated companies, Komatsu is careful to comply with applicable taxation laws of Japan and the concerned foreign governments. Nevertheless, it is possible that Komatsu may be viewed by the concerned tax authorities as having used inappropriate pricing. Furthermore, if intergovernmental negotiations were to fail, Komatsu may be charged with double or additional taxation. When facing such an unexpected situation, Komatsu may experience an unfavorable impact on its business results.

(5) Environmental laws and regulations

Komatsu’s products and business operations are required to meet increasingly stringent environmental laws and regulations in the numerous countries in which Komatsu operates. To this end, Komatsu expends a significant share of its management resources, such as research and development expenses, to comply with environmental and other related regulations. If Komatsu is required to incur additional expenses and make additional capital investments due to revised environmental regulations adopted in the future, or if its development, production, sales and service operations are adversely affected by such revised regulations, Komatsu may experience an unfavorable impact on its business results.

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

(10) Natural calamities, wars, terrorism, accidents and other matters

If natural disasters (such as earthquakes, tsunamis and floods), epidemics, wars, terrorist acts, accidents (such as radioactive contamination), fires and explosions, unforeseeable criticism or interference by third parties or computer virus infections were to occur in the regions in which Komatsu operates, Komatsu may incur extensive damage to one or more of its facilities that then could not become fully operational within a short period of time. Even if Komatsu’s operations were not directly harmed by such events, confusion in logistic and supply networks, shortages in the supply of electric power, gas and other utilities, telecommunication problems and/or problems of supplier’s production may continue for a long period of time. Accordingly, if delays or disruption in the procurement of materials and parts, or the production and sales of Komatsu’s products and services, or deterioration of the capital-raising environment or other adverse developments were to take place as a result of such events, Komatsu’s business results may be adversely affected.

Item 4. Information on the Company

A. History and Development of the Company

The Company was incorporated in May 1921 as a joint stock corporation (kabushiki kaisha) in accordance with Japanese law under the name Kabushiki Kaisha Komatsu Seisakusho (“Komatsu Ltd.” in English). Its registered office is located at 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan, and its telephone number is +81-3-5561-2604 (Corporate Controlling Department).

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

In January 2008, to generate more synergy, the Company launched a takeover bid to obtain all issued shares of NIPPEI TOYAMA, which resulted in the Company owning 93.7% of the equity interest of such entity.

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

PRINCIPAL CAPITAL INVESTMENT

Komatsu invests capital each year in the development and production of new products and the improvement of the operating efficiency of its production infrastructure, primarily focusing on the Construction, Mining and Utility Equipment operating segment. Komatsu’s capital investment for the fiscal years ended March 31, 2012, 2011 and 2010 were ¥122,038 million, ¥97,738 million and ¥96,191 million, respectively. Capital investment for the fiscal year ended March 31, 2012 by operating segment was as follows.

Capital Investment by Operating Segment

	Millions of Yen Fiscal Year ended March 31, 2012	Percentage Change as compared to the Fiscal Year ended March 31, 2011
Construction, Mining and Utility Equipment	¥115,518	25.5%
Industrial Machinery and Others	6,520	14.6%

Total	¥122,038	24.9%

Notes:

1)	Amounts include certain leased machinery and equipment accounted for as capital leases in accordance with Financial Accounting Standards Board Accounting Standards Codification 840.

2)	The term “Capital Investment” as used in the above table should be distinguished from the term “Capital Expenditures” as used in the consolidated statements of cash flows. The term “Capital Investment” as used in the above table is defined to refer to costs relating to the purchase of property, plant and equipment including properties under capital leases on an accrual basis which reflect the effect of timing differences between acquisition dates and payment dates. Komatsu’s management uses this financial indicator to manage its capital investment and believes that this indicator is useful to investors in that this indicator presents accrual based capital investment in addition to the cash based capital expenditures provided in the consolidated statements of cash flows.

In the fiscal year ended March 31, 2012, Komatsu made capital investments in the construction, mining and utility equipment business to expand its production capacity in response to increased demand for its equipment, and to strengthen its sales and service operations in the Strategic Markets (see below for a further description of “Strategic Markets”). For example, Komatsu expanded production capacities of Komatsu (Changzhou) Construction Machinery Corp. and Komatsu (Shandong) Construction Machinery Corp. in anticipation of mid- to long-range market growth. In the industrial machinery and others business, Komatsu made capital investments to increase its capacity to produce presses and machine tools in response to increased demand in light of the recovery of capital investments by the automobile manufacturing industry.

Komatsu considers the markets in Japan, North America and Europe to be its “Traditional Markets” and the markets in China, Latin America, Asia, Oceania, Africa, the Middle East and the Commonwealth of Independent States (“CIS”) as its “Strategic Markets”.

The following table sets forth in further detail the principal construction projects Komatsu undertook during the fiscal year ended March 31, 2012.

Main facilities completed in the fiscal year ended March 31, 2012

Operating segment	Main facilities
Construction, Mining and Utility Equipment	Komatsu (Changzhou) Construction Machinery Corp.: Relocation (expansion) of plant • Products: Hydraulic excavators, wheel loaders, dump trucks, etc. • Location: Changzhou, Jiangsu, China

Komatsu’s capital investments for the fiscal year ended March 31, 2012 were primarily financed by funds on hand and bank borrowings.

For information on Komatsu’s expected principal capital investments for the fiscal year ended March 31, 2013, see Item 4.D. Property, Plants and Equipment.

B. Business Overview

GENERAL

Komatsu is a global company that engages in the manufacturing, development, marketing and sale of a diversified range of industrial-use products and services. With “Quality and Reliability” as the cornerstone of its management policy, Komatsu is committed to providing safe and innovative products and services that satisfy its customers’ needs and expectations.

The manufacturing operations of Komatsu are conducted primarily at plants located in Japan, the United States, Brazil, the United Kingdom, Germany, Sweden, Italy, Indonesia, China, Thailand, India and Russia. Komatsu’s products are primarily sold under the “Komatsu” brand name and almost all of its sales and service activities are conducted through its sales subsidiaries, affiliates and independent distributors who primarily sell products to retail dealers in their respective geographic area.

PRODUCTS AND SERVICES

The following table sets forth Komatsu’s net sales by operating segments for the fiscal years ended March 31, 2012, 2011 and 2010, which is derived from the Company’s audited consolidated financial statements.

Net Sales by Operating Segments

	(Millions of Yen)
	Fiscal Year Ended March 31, 2012		Fiscal Year Ended March 31, 2011		Fiscal Year Ended March 31, 2010

Construction, Mining and Utility Equipment	¥1,739,348	87.8%	¥1,615,689	87.7%	¥1,268,575	88.6%
Industrial Machinery and Others	242,415	12.2%	227,438	12.3%	162,989	11.4%

Total	¥1,981,763	100.0%	¥1,843,127	100.0%	¥1,431,564	100.0%

(1) Construction,	Mining and Utility Equipment

The Construction, Mining and Utility Equipment operating segment has been Komatsu’s mainstay operating segment during the last several decades. Net sales from this operating segment accounted for 87.8% of Komatsu’s total net sales for the fiscal year ended March 31, 2012.

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

Category	Principal Products and Businesses
Excavating Equipment	Hydraulic excavators, mini excavators and backhoe loaders
Loading Equipment	Wheel loaders, mini wheel loaders and skid-steer loaders
Grading and Roadbed Preparation Equipment	Bulldozers, motor graders and vibratory rollers
Hauling Equipment	Off-highway dump trucks, articulated dump trucks and crawler carriers
Forestry Equipment	Harvesters, forwarders and feller-bunchers
Tunneling Machines	Shield machines, tunnel-boring machines and small-diameter pipe jacking machines
Recycling Equipment	Mobile crushers, mobile soil recyclers and mobile tub grinders
Industrial Vehicles	Forklift trucks
Other Equipment	Railroad maintenance equipment
Engines and Components	Diesel engines, diesel generator sets and hydraulic equipment
Casting Products	Steel castings and iron castings
Logistics	Transportation, warehousing and packing

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

In addition to manufacturing and developing new products, Komatsu has been focused on downstream businesses, such as the used equipment business and the equipment rental business. Komatsu Used Equipment Corp. has been facilitating the sale of used equipment by holding annual auctions in several locations in Japan since the mid-1990s.

The principal products developed and introduced to the market in the Construction, Mining and Utility Equipment operating segment during the fiscal year ended March 31, 2012 are listed below:

Company	Product	Model
Komatsu Ltd.	Hydraulic Excavators	PC60-8, PC118MR-8, PC200F-8, PC220-10, PC300-10, PC400-10
	Wheeled Hydraulic Excavators	PW98MR-8, PW118MR-8
	Bulldozers	D65-17, D155-7
	Wheel Loader	WA380-7, WA380Z-6, WA500-7
	Dump Trucks	HD785-7, 960E-2, HM300-3, HM400-3
	Forklifts Trucks	FD250-7

(2)	Industrial Machinery and Others

Net sales from the Industrial Machinery and Others operating segment accounted for 12.2% of Komatsu’s total net sales for the fiscal year ended March 31, 2012. The products available in this operating segment are used by a wide range of businesses and include industrial machinery, such as forging and sheet metal machinery and other services. Komatsu’s principal products in this operating segment fall into the following categories:

Category	Principal Products and Businesses
Metal Forging and Stamping Presses	Large-sized presses, servo presses, small- and medium-sized presses and forging presses
Sheet Metal Machines	Laser cutting machines, plasma cutting machines, press brakes and shears
Machine Tools	Transfer machines, machining centers, crankshaft millers, grinding machines and wire saws
Defense Systems	Ammunition and armored personnel carriers
Temperature-control equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing
Others	Prefabricated commercial-use structures, excimer lasers used for lithography tools in semiconductor manufacturing

The principal products developed and introduced to the market in the Industrial Machinery and Others operating segment during the fiscal year ended March 31, 2012 are listed below:

Company	Product	Model
Komatsu Industries Corporation	Large-sized presses	H4F2000
	Plasma cutting machines	TFP3051LL
Komatsu NTC Ltd.	Machining centers	N30Hi
	Wire saws	PV500D

PRINCIPAL MARKETS

Komatsu operates and competes in the following six principal markets: (1) Japan, (2) the Americas, (3) Europe and CIS, (4) China, (5) Asia (excluding Japan and China) and Oceania and (6) the Middle East and Africa.

In this annual report, information regarding net sales by geographic segment is presented in the following two ways: (1) by customer location (based on the country where the purchaser is located) and (2) by sales origin (based on the country where the seller is located). The following table sets forth Komatsu’s net sales recognized by customer location for the fiscal years ended March 31, 2012, 2011 and 2010. Net sales data by sales origin are set forth in Item 5.A. Operating and Financial Review and Prospectus as well as Note 22 to the Company’s audited consolidated financial statements, included elsewhere in this report.

	(Millions of Yen)
	Fiscal Year Ended March 31, 2012		Fiscal Year Ended March 31, 2011		Fiscal Year Ended March 31, 2010
Japan	¥402,505	20.3%	¥349,184	18.9%	¥323,813	22.6%
The Americas	460,814	23.3%	397,427	21.6%	323,984	22.7%
Europe and CIS	207,848	10.5%	165,418	9.0%	127,377	8.9%
China	270,017	13.6%	428,208	23.2%	270,870	18.9%
Asia (excluding Japan and China) and Oceania	513,575	25.9%	398,366	21.6%	299,864	20.9%
Middle East and Africa	127,004	6.4%	104,524	5.7%	85,656	6.0%

Total	¥1,981,763	100.0%	¥1,843,127	100.0%	¥1,431,564	100.0%

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

Komatsu’s overseas construction, mining and utility equipment sales and service network is a global network and covers almost all parts of the world. With the exception of some sales of mining equipment in certain areas, Komatsu sells its products to customers through independent distributors around the world who typically purchase such equipment from the Company and its subsidiaries. With respect to mining equipment, in the areas where there is high demand, such as Australia, Chile and South Africa, there are situations when Komatsu’s subsidiaries in such areas provide sales and services directly to customers. Komatsu’s liaison offices provide both sales support and technical support to independent distributors. The Company’s major sales subsidiaries and affiliates are located in the United States, Brazil, Belgium, Russia, China, Indonesia, and the United Arab Emirates. These subsidiaries and affiliates provide technical assistance to the independent distributors and carry spare parts so that such parts can be delivered on a timely basis to its customers and distributors. These subsidiaries and affiliates as well as independent distributors provide the services that customers may require with respect to their construction, mining and utility equipment outside of Japan.

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

SOURCES OF SUPPLY

As it is neither economical nor efficient for Komatsu to manufacture all of its necessary components and parts, Komatsu produces some of its major equipment components internally and purchases other components and parts, such as electrical components, tires, hoses and batteries, from specialized suppliers. Specialized suppliers are Komatsu’s business partners that supply components and parts that are particularly important to maintaining the quality of Komatsu’s products or business partners who specialize in supplying particular components and parts. Komatsu also procures some of its parts, such as metal forgings, machine components, sheet metal parts and various accessories, from other business partners. Therefore, the fluctuations in prices of materials for such components, such as steel materials, may affect Komatsu’s results of operations. In addition, a shortage of product parts and materials, bankruptcies of suppliers or production discontinuation by suppliers of products used by Komatsu may make it difficult for Komatsu to engage in the timely procurement of parts and materials and manufacture of its products. Nevertheless, Komatsu believes that it has adequate and reliable sources of supply for its material components, parts and raw materials, and that it has appropriate alternative sources available for such supplies consistent with its prudent business practices.

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

Komatsu’s competitors in the construction and mining equipment business consist of global competitors, regional competitors and locally specialized competitors. Major global competitors include Caterpillar Inc. (“Caterpillar”), Hitachi Construction Machinery Co., Ltd. (“Hitachi Construction”), Volvo Construction Equipment NV (“Volvo”) and Liebherr Group (“Liebherr Group”). The competitive environment differs according to regions and product models.

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

In Europe, in addition to global manufacturers with a full line-up of construction equipment, such as Caterpillar, Volvo and Liebherr Group, there are many regional or locally specialized competitors who have firm footings in the local construction equipment markets. Komatsu competes with different competitors in each country or region in Europe and it is expected that the construction equipment markets in Europe will continue to be very competitive.

In Asia, Komatsu’s competitors in the construction equipment market include Caterpillar, Hitachi Construction and Korean manufacturers, such as Hyundai Heavy Industries Co., Ltd. and Doosan Infracore Co., Ltd. In China, Komatsu competes with a number of locally specialized construction equipment manufacturers in addition to the above-mentioned competitors. With respect to mining equipment, Komatsu’s main competitor in Asia (including China) is Caterpillar, a mining equipment manufacturer with a full line-up of products.

As for industrial vehicles, Komatsu competes with global competitors that offer a full line-up of forklift trucks, such as Toyota Industries Corporation (“Toyota”), as well as locally specialized manufacturers. The major markets for forklift trucks have traditionally been Europe, the United States and Japan. Recently, China has overtaken Europe and has developed into the largest market for forklift trucks. While European and U.S. manufacturers of forklift trucks sell not only forklift trucks but also warehousing equipment, Komatsu and other Japanese manufacturers (excluding Toyota) of forklift trucks primarily focus on forklift trucks. In China, Komatsu competes with a number of locally specialized manufacturers in addition to European, U.S., Korean and Japanese manufacturers.

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

KOMTRAX (Komatsu Machine Tracking System)

KOMTRAX is a machine monitoring system developed by Komatsu and was introduced in 2001 to the market as standard equipment for Komatsu’s small—and medium-sized construction machines. KOMTRAX collects information about the machine, such as the latest machine location, service meter, working status and other conditions about the machine. It provides KOMTRAX users (Komatsu, distributors and customers) with KOMTRAX information through communication infrastructures (such as satellite or mobile network) and web-based application technologies. The system is used as a fact finding tool to remotely visualize machines in operation at job sites. By sharing machine information compiled at job sites with customers, distributors can assist customers in reducing their operating costs and minimizing downtime of their machines, and can improve the efficiency and quality of their customer support services. In addition, by having an understanding of the actions taken by distributors (which information is available through KOMTRAX), Komatsu is also better able to support the distributors’ business.

KOMTRAX Plus provides the means to monitor the health of major components on large machines, such as mining equipment. More specifically, KOMTRAX Plus transmits machine data to Komatsu and service personnel so that effective preventative maintenance can be undertaken in advance, thereby reducing customers’ repair costs and minimizing unscheduled downtime of equipment.

AHS (Autonomous Haulage System)

AHS is a system that controls the operation of super-large autonomous dump trucks that are used in large-scale mines. Komatsu first introduced AHS in copper mines in northern Chile, where it is currently in full use. Komatsu started to provide AHS for use in iron ore mines in western Australia at the end of 2008 as its second installation.

Hybrid

In June 2008, Komatsu launched the world’s first hybrid hydraulic excavator that consumes less fuel and emits less carbon dioxide (CO2). Komatsu believes that it has a competitive advantage in the market with respect to this type of equipment not only because it was one of the first to develop and market this type of equipment but also because the equipment is equipped with advanced technologies that reduce CO2 emissions and fuel consumption, which are features that customers have been focused on in recent years. As of March 31, 2012, Komatsu has introduced hybrid excavators in Japan, North, Central and South America, Europe, China, Southeast Asia and Oceania.

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

In addition, wire saws that are used to slice silicon ingots, which are used to manufacture solar cells, are one of the principal products of Komatsu’s machine tools business and China is Komatsu’s major market for such machines. Major competitors in the wire saw market include Swiss manufacturers HCT Shaping Systems SA and Meyer Burger Technology AG.

REGULATIONS

Komatsu is subject to a wide range of laws and regulations in the countries and regions where it operates, including safety regulations, restrictions on emissions, noise and vibration from its products, and various environmental controls regulating the manufacturing processes, such as the management of toxic chemicals and hazardous wastes, green procurement and recycling. Failure to comply can result in fines or penalties. Komatsu strives to comply with applicable laws and regulations. Komatsu does not expect that the costs of compliance with existing and reasonably foreseeable laws and regulations will have a material effect upon its financial position and results of operations, but it can be difficult to predict and estimate compliance costs and the burden new laws may impose on its operations. Some of the important laws and regulations that affect Komatsu’s businesses are summarized below.

Regulations regarding engine emissions

The Ministry of Land, Infrastructure and Transport of Japan (“MLIT”) introduced the approval system for low-emission type construction equipment used in construction in 1997, setting the maximum emission levels by model and power range. Under this system, manufacturers are required to file an application with MLIT for the approval of their low-emission type construction equipment which meets the standards set forth by MLIT. In 2006, a new law took effect in Japan to control exhaust emissions from off-road specific vehicles in the power range of 19kW to 560kW. In connection with the implementation of this new law, maximum emission levels for such equipment were lowered and the MLIT approval system was modified to require manufacturers to file an application with MILT for the approval of such off-road specific vehicles (which previously was not required). MLIT and related ministries further introduced new maximum emission limits, which are similar to the Interim Tier 4 standards in the U.S. and the Stage III B standards in Europe, and the first stage of such new limits has become effective in Japan since 2011. The next set of emission level limits that must be complied with in Japan is expected to become effective in 2014 and is similar to the Tier 4 standards in the U.S. and the Stage IV standards in Europe, both of which are also expected to become effective in 2014.

In the United States, the U.S. Environmental Protection Agency (“EPA”) establishes emission standards for diesel engines used in construction equipment, and the Tier I standards for engines of 130kW or greater first took effect in 1996. Since then, the EPA has lowered emission standards and the Interim Tier 4 standards, which are currently in effect, have been phased-in since 2011. The even more stringent Tier 4 standards are scheduled to be phased-in starting 2014.

In Europe, the Engine Emissions Directive 97/68/EC regarding measures against emission of gaseous and particulate pollutants from internal combustion engines to be installed in off-road mobile machinery went into effect in 1999. The Directive was amended by several Directives and the newest Directive 2011/88/EU took effect in 2011. The Stage III B standards have been phased-in since 2011. The next stage (Stage IV standards) is scheduled to be phased-in starting 2014, similar to Japan and the United States.

In China, the national standard for Engine Emissions GB20891-2007, introduced by the Law on Prevention and Control of Atmospheric Pollution and the Environmental Protection Law, was issued in 2007 and went into effect in 2007. The Stage II standards, which are currently in effect, have been phased-in since 2009. Both standards are mandatory, and similar to the EU Directives 97/68/EC. Ministry of Environmental Protection (“MEP”) and its local delegates supervise implementation of the standards.

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

Regulations regarding Safety

In Europe, the Machinery Directive 89/392/EEC, which sets forth the essential requirements on machine safety, was published in 1989 and became effective in 1995. This Directive requires manufacturers to consider and meet certain standards relating to the health and safety of the operator of the equipment when designing and manufacturing equipment. The Directive 89/392/EEC was amended by several Directives and codified into Directive 98/37/EC in 1998. Based on Directive 98/37/EC, a newly amending Machinery Directive 2006/42/EC was published in 2006 and became effective on December 29, 2009. This new Machinery Directive updated Directive 98/37/EC in several respects. For example, the new Machinery Directive required manufacturers to provide clearer instructions as to the operation of its equipment. More specifically, to avoid any misunderstandings as to the operation or handling of the equipment due to various languages being used in the EU member states, the new Directive recommended decals (pictorial diagrams) to be placed on the equipment warning the operator of safety and handling issues. In light of such recommendation, Komatsu replaced all safety labels that had a textual explanation with those that have pictorial diagrams and simplified its decals. Another update included in the new Machinery Directive was to require manufacturers to improve the visibility of the operator of the equipment. In response to such update, Komatsu has made rear view cameras or mirror systems a standard feature of large-size machines it sells in Europe.

In China, the national standard GB25684 “Earth-moving machinery – Safety” was issued by AOSIO and the Standardization Administration in 2010 and became effective on January 1, 2012. This standard is based on ISO 20474 (which provides comprehensive safety requirements); however, due to technological issues particular to China, not all of the requirements set forth in ISO 20474 are required to be satisfied under national standard GB25684. For example, manufacturers are encouraged, but not required, to follow the requirements relating to electromagnetic compatibility and visibility under national standard GB25684. Komatsu has applied some of the safety features incorporated in products sold in Europe to products manufactured and sold in China, such as the battery disconnect switch (i.e., switch that blocks the flow of electricity to prevent (1) equipment service personnel from being electrocuted while inspecting or maintaining equipment or (2) electrical discharge of the battery when the equipment is not in use for long periods of time) and decals, to respond to the new Chinese safety requirements.

Komatsu and its products are also subject to other health and safety regulatory standards, such as the Roll Over Protective Structures standards set forth by the Occupational Safety and Health Administration of the U.S. Department of Labor. Komatsu expects to become subject to additional health and safety standards that are to become effective in the future, including safety requirements for large machines that are used in the mining industry.

MANAGEMENT POLICY AND STRATEGIES

Below describes Komatsu’s basic management policy and its mid- to long-range management plans.

Basic Management Policy

The cornerstone of Komatsu’s management is commitment to Quality and Reliability to maximize its corporate value. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers but also to enhancing the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu Group. Continuing to improve Quality and Reliability is Komatsu management’s top task on an ongoing basis.

Mid- to Long-Range Management Plan and Issues Ahead

In the construction, mining and utility equipment business, demand for mining equipment as well as parts and services is expected to continue increasing against the backdrop of high commodity prices. Demand for construction equipment is also expected to continue growing steadily in the Strategic Markets, primarily in Asia, as well as in the Traditional Markets of North America and Japan. With respect to the industrial machinery and others business, Komatsu expects that demand for machinery will continue to grow as automobile production increases, especially in the Strategic Markets.

The fiscal year ending March 31, 2013 is the final fiscal year of Komatsu’s mid-range management plan entitled “Global Teamwork for Tomorrow”. While focusing on so called “brand management” activities (which are activities that Komatsu engages in to build relationships with customers and promote mutual business growth of both Komatsu and its customers), Komatsu plans to continue focusing its efforts on the following four important activities: (1) promotion of ICT applications to products and parts; (2) further advancement of environmental friendliness and safety in machine performance; (3) expansion of sales and service operations in the Strategic Markets; and (4) promotion of continuous Kaizen (improvement) by strengthening workplace capability. Komatsu also plans to identify tasks for future growth and incorporate them in the next mid-range management plan.

(1) Promotion of ICT Applications to Products and Parts

Komatsu plans to analyze information obtained from KOMTRAX-installed machines, which　exceeded 260,000 units worldwide as of March 31, 2012, and KOMTRAX Plus (fleet management system for mining equipment)-installed machines to help its customers improve their productivity and management. Komatsu also plans to utilize such information to further enhance its sales and production planning and expand sales in what is often considered the value chain (i.e., parts, services, used equipment, rental equipment and retail finance). With respect to AHS, which is used in large-scale mines, Komatsu plans to steadfastly proceed with the joint project with Rio Tinto to deploy 150 driverless dump trucks in mines in Australia. Komatsu is also planning to make efforts to expand the application of AHS to other models and introduce such models in different regions. For example, Komatsu is planning to apply AHS to HD785 large dump trucks and introduce such models in Indonesia. In addition, Komatsu plans to establish additional sales and service operations for ICT-intensive construction equipment, which is designed to automate construction projects, and support the development of new products to expand this business in the future.

(2) Further Advancement of Environmental Friendliness and Safety in Machine Performance

To help customers reduce CO2 emissions from their machines, Komatsu plans to make advancements in hybrid, hydrostatic transmission (“HST”) and power electronics technologies for construction equipment and forklift trucks. In addition, Komatsu plans to make advancements in its AC Servo technology for presses. Komatsu also plans to launch its hybrid hydraulic excavators on a worldwide basis. As of March 31, 2012, Komatsu introduced its hybrid hydraulic excavators in 12 countries, and approximately 1,500 units were in operation around the world. Furthermore, by leveraging its leading-edge technologies, its strength in in-house development and its production of key components, such as engines, hydraulic units and control systems, Komatsu continues to make progress in its efforts to develop new products that comply with the new emissions standards in Japan, North America and Europe. Komatsu is also working to successfully introduce its products to the market by further upgrading its after-sales service programs, including extending the warranty period of its products in some situations.

(3) Expansion of Sales and Service Operations in the Strategic Markets

In the Strategic Markets and the mining equipment business, both of which Komatsu expects future growth, Komatsu is making an effort to not only provide products that are superior in terms of safety, quality, delivery and costs (“SQDC”), but also to maximize the operation time of its machines by delivering appropriate parts and services promptly. To accomplish this, Komatsu plans to continue training its distributors to service its products through arrangements with academic institutions in China and Russia, and establishing a specialized training center for global mining support engineers in the Philippines. With respect to the Reman business (i.e., business that remanufactures and sells components), Komatsu expanded its production capacities for large engines at PT Komatsu Reman Indonesia and PT Komatsu Remanufacturing Asia last year, and has opened new facilities in China, Russia and India. In Asia and other regions where Komatsu expects competition from local emerging market manufacturers, Komatsu plans to market used Komatsu equipment that are of high quality along with new Komatsu equipment to further enhance its brand power.

(4) Promotion of Continuous Kaizen (Improvement) by Strengthening Workplace Capability

Komatsu plans to further enhance its workplace capability (i.e., the ability of employees to continue Kaizen (improvement) activities) and promote human resource development by ensuring that all of its departments engage continuously in Kaizen (improvement) activities with certain themes and goals. More specifically, Komatsu plans to focus its efforts on (i) reducing electric power consumption at its plants in Japan by 50% (as compared to prior usage), (ii) engaging in the “visualization” of its supply chain (which, for example, means to establish databases containing information regarding its suppliers), (iii) further improving its core technological strengths in measurement and simulation, and (iv) developing sales, production and inventory management systems centering on the Global HANSEI (sales and production) Operation Center, which opened at the Osaka Plant in May 2011.

Based on the belief that “its corporate value is the total sum of trust given to Komatsu by society and all of its stakeholders,” Komatsu is further strengthening its corporate governance structure to ensure sound and transparent management, while improving management efficiency. In addition, Komatsu is committed to fostering a corporate culture whereby its employees comply with the various laws and regulations, etc. and share an understanding of The Komatsu Way. Through these measures, Komatsu intends to not only improve its business performance but also achieve in a well balanced manner the goals of further improving its corporate organization and being a socially responsible corporate citizen.

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

[Guidelines for the Numeric Targets of the “Global Teamwork for Tomorrow”]

Items	Fiscal Year Ending March 31, 2013
Guideline on sales	JPY2,000 billion ± JPY100 billion
Guidelines on exchange rate	USD1	EUR1	RMB1
	JPY90	JPY125	JPY13.5

C. Organizational Structure

As of March 31, 2012, the Komatsu group included the Company, 141 consolidated subsidiaries and 37 affiliates accounted for by the equity method. The Company is the parent of the Komatsu group. The following is a list of the principal consolidated subsidiaries as of March 31, 2012.

Name	Country of Incorporation	Ownership Interest (proportion of voting power held) (%)

Komatsu Castex Ltd.	Japan	100.0
Komatsu Construction Equipment Sales and Service Japan Ltd.	Japan	100.0
Komatsu Used Equipment Corp.	Japan	100.0
Komatsu Rental Ltd.	Japan	100.0
Komatsu Forklift Japan Ltd.	Japan	100.0
Komatsu Logistics Corp.	Japan	100.0
Komatsu Industries Corporation	Japan	100.0
Komatsu NTC Ltd.	Japan	100.0
Komatsu Business Support Ltd.	Japan	100.0
Gigaphoton Inc.	Japan	100.0
Komatsu America Corp.	U.S.A.	100.0
Komatsu do Brasil Ltda.	Brazil	100.0
Komatsu Brasil International Ltda.	Brazil	100.0
Komatsu Holding South America Ltda.	Chile	100.0
Komatsu Cummins Chile Ltda.	Chile	81.8
Komatsu Cummins Chile Arrienda S.A.	Chile	81.8 (100.0)
Komatsu Financial Limited Partnership	U.S.A.	100.0
Komatsu Europe International N.V.	Belgium	100.0
Komatsu UK Ltd.	U.K.	100.0
Komatsu Hanomag GmbH	Germany	100.0
Komatsu Mining Germany GmbH	Germany	100.0
Komatsu France S.A.S.	France	100.0
Komatsu Utility Europe S.p.A.	Italy	100.0
Komatsu Italia S.p.A.	Italy	100.0
Komatsu Forest AB	Sweden	100.0
Komatsu CIS LLC	Russia	100.0
Komatsu Financial Europe N.V.	Belgium	100.0
Komatsu Southern Africa (Pty) Ltd.	South Africa	80.0
PT Komatsu Indonesia	Indonesia	94.9
PT Komatsu Marketing & Support Indonesia	Indonesia	94.9 (100.0)
Bangkok Komatsu Co., Ltd.	Thailand	74.8
Komatsu Marketing Support Australia Pty. Ltd.	Australia	60.0
Komatsu Australia Pty. Ltd.	Australia	60.0 (100.0)
Komatsu Australia Corporate Finance Pty. Ltd.	Australia	60.0
Komatsu (China) Ltd.	China	100.0
Komatsu (Changzhou) Construction Machinery Corp.	China	85.0
Komatsu Shantui Construction Machinery Co., Ltd.	China	60.0
Komatsu Financial Leasing China Ltd.	China	100.0

Notes:

1)	Percentage of ownership interest includes indirect ownership.

2)	The Company’s significant subsidiaries (as such term is defined in Rule 1-02(w) of Regulation S-X) are Komatsu America Corp. and Komatsu (China) Ltd.

D. Property, Plants and Equipment

Komatsu’s manufacturing operations for the Construction, Mining and Utility Equipment operating segment are conducted in 43 plants, 12 of which are located in Japan. As of March 31, 2012, 28 principal plants (out of 43 plants) had an aggregate manufacturing floor space of 1,889 thousand square meters (20,333 thousand square feet). Komatsu uses additional floor space at such plants and elsewhere as laboratories, office space, and employee housing and welfare facilities. Komatsu is capable of increasing production output at its manufacturing facilities by adjusting their manufacturing schedules.

Komatsu owns most of the manufacturing facilities and the land on which such facilities are located. A portion of the properties owned by Komatsu is subject to mortgages or other types of liens. As of March 31, 2012, the net book value of the properties owned by Komatsu was ¥529,656 million, none of which were subject to encumbrances.

The name and location of Komatsu’s principal plants, their approximate aggregate floor space, and the principal products manufactured therein as of March 31, 2012 are as follows:

Name and Location	Floor Space		Principal products
	Thousand sq. meter	Thousand sq. ft
Japan
Awazu Plant Komatsu, Ishikawa	253	2,722	Small- and medium-sized hydraulic excavators, small- and medium-sized wheel loaders, small- and medium-sized bulldozers, motor graders
Kanazawa Plant Kanazawa, Ishikawa	25	269	Super-large hydraulic excavators, presses
Osaka Plant Hirakata, Osaka	156	1,679	Medium- and large-sized hydraulic excavators, large-sized bulldozers, recycling equipment
Oyama Plant 1) Oyama, Tochigi	225	2,422	Diesel engines, hydraulic equipment, axle
Ibaraki Plant Hitachinaka, Ibaraki	63	678	Large-sized wheel loaders, dump trucks
Koriyama Plant Koriyama, Fukushima	34	366	Hydraulic equipment
Shonan Plant Shonan, Kanagawa	9	97	Controllers, monitors, KOMTRAX terminals, hybrid components
Tochigi Plant Oyama, Tochigi	92	990	Forklift trucks, mini excavators, mini wheel loaders
Komatsu Castex Ltd. Himi, Toyama	101	1,087	Steel castings, iron castings, patterns for casting
Komatsu NTC Ltd. Nanto, Toyama	68	732	Transfer machines, machining centers, laser cutting machines, grinding machines
The Americas
Komatsu America Corp.	31	334	Medium-sized hydraulic excavators, articulated dump trucks, forestry equipment (crawler type)
Tennessee, U.S.A.
South Carolina, U.S.A.	20	215	Wheel loaders, forklift trucks
Illinois, U.S.A.	63	678	Large-sized dump trucks
Hensley Industries, Inc. Texas, U.S.A.	19	205	Buckets, teeth, edges, adapters
Komatsu do Brasil Ltda. São Paulo, Brazil	68	732	Medium-sized hydraulic excavators, small- and medium-sized wheel loaders, medium-sized bulldozers, motor graders

Name and Location	Floor Space		Principal products
	Thousand sq. meter	Thousand sq. ft
Europe
Komatsu UK Ltd. Birtley, UK	60	646	Medium- and large-sized hydraulic excavators
Komatsu Hanomag GmbH Hannover, Germany	77	829	Wheeled hydraulic excavators, small- and medium-sized wheel loaders, mini wheel loaders
Komatsu Forest AB Umea, Sweden	16	172	Forestry equipment (wheel type)
Komatsu Mining Germany GmbH Düsseldorf, Germany	27	291	Super-large hydraulic excavators
Komatsu Utility Europe S.p.A. Este, Italy	43	463	Mini excavators, backhoe loaders, skid steer loaders
Komatsu Manufacturing Rus, LLC Yaroslavl, Russia	39	420	Medium-sized hydraulic excavators
Asia (excluding Japan) and Oceania
PT Komatsu Indonesia Jakarta, Indonesia	139	1,496	Medium- and large-sized hydraulic excavators, small- and medium-sized bulldozers, dump trucks and hydraulic equipment
PT Komatsu Undercarriage Indonesia Bekasi, Indonesia	30	323	Undercarriage components and spare parts
Komatsu (Changzhou) Construction Machinery Corp. Jiangsu, China	71	764	Medium-sized hydraulic excavators, medium-sized wheel loaders, dump trucks
Komatsu Shantui Construction Machinery Co., Ltd. Shandong, China	65	700	Small- and medium-sized hydraulic excavators
Komatsu Undercarriage China Corp. Shandong, China	18	194	Crawler components
Komatsu (Shandong) Construction Machinery Corp. Shandong, China	54	581	Mini excavators, forklift trucks, hydraulic equipment, steel castings
Bangkok Komatsu Co., Ltd. Chonburi, Thailand	23	248	Medium-sized hydraulic excavators

Note:

1)	Komatsu Cummins Engine Co., Ltd. is located at the Oyama Plant.

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

Plans for Capital Investments

As of the filing date of this annual report, Komatsu plans to make capital investments of ¥125,000 million in the fiscal year ending March 31, 2013. Of such amount, Komatsu has committed to make capital investments totaling approximately ¥12,500 million as of March 31, 2012.

The amount of capital investment expected to be made in the fiscal year ending March 31, 2013, the principal investment objectives and the sources of funding by operating segment are set forth in the below table.

Operating Segment	Approximate expected capital investment amount in the fiscal year ending March 31, 2013 (Millions of Yen)	Principal investment objectives	Sources of funding

Construction, Mining and Utility Equipment	118,000	To expand production capacity, renew obsolete equipment and streamline production, etc.	Funds on hand, bank borrowings, etc.
Industrial Machinery and Others	7,000	To renew obsolete equipment and streamline production, etc.	Funds on hand, bank borrowings, etc.

Total	125,000

Note: Capital investment amounts exclude consumption tax.

With respect to the Construction, Mining and Utility Equipment operating segment, Komatsu plans to make capital investments to increase its capacity to produce components and spare parts for mining equipment in response to increased demand. In addition, Komatsu plans to continue making capital investments to produce components which comply with the next emission standards that are scheduled to be introduced in Japan, North America and Europe.

With respect to the Industrial Machinery and Others operating segment, Komatsu plans to continue making capital investments to renew obsolete equipment and streamline its production operations.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview

The following discussion and analysis provides information that Komatsu’s management believes to be relevant in understanding Komatsu’s consolidated financial condition and results of operations. For the convenience of the reader, Japanese yen amounts have been converted to U.S. dollar amounts at the rate of ¥82 to U.S.$1.00, the approximate buying rate of Japanese yen as of noon on March 31, 2012 in New York City as reported by the Federal Reserve Board.

Komatsu’s Business

Komatsu is a global organization engaged primarily in the manufacturing, development, marketing and sale of industrial-use equipment and products. Komatsu has the following two operating segments: (1) Construction, Mining and Utility Equipment and (2) Industrial Machinery and Others.

For the fiscal year ended March 31, 2012, the Construction, Mining and Utility Equipment operating segment and the Industrial Machinery and Others operating segment accounted for approximately 87.8% and 12.2% of consolidated net sales, respectively. Of the consolidated net sales for the fiscal year ended March 31, 2012, 20.3% of net sales were derived from sales to external customers located in Japan and 79.7% of net sales were derived from sales to external customers located outside of Japan. For additional information regarding Komatsu’s products, competitive position, organizational structure, and property, plant and equipment, see Item 4. Information on the Company.

The average exchange rate between the Japanese yen and the U.S. dollar was ¥78.86 for the fiscal year ended March 31, 2012 and ¥85.00 for the fiscal year ended March 31, 2011. For additional discussion on the effect of foreign currency exchange rate fluctuations on Komatsu’s business, see “Risk Factors” in Item 3.D. Key Information and “Comparison of Fiscal Years ended March 31, 2012 and 2011” and “Comparison of Fiscal Years ended March 31, 2011 and 2010” in Item 5.A. Operating Results.

General Overview

Assistance Efforts for the Restoration and Reconstruction of the Regions Affected by the Great East Japan Earthquake and Subsequent Tsunami

In response to the massive destruction caused by the Great East Japan Earthquake and subsequent tsunami on March 11, 2011, the Komatsu Group established the Tohoku Operation Department in April 2011 to accurately assess the needs of the damaged region so that it could provide appropriate assistance specifically responsive to such needs. Mainly under the leadership of this Department, Komatsu continues to provide assistance to the affected region by, among other things, lending without charge construction equipment, forklift trucks, prefabricated structures for use as temporary shelters and other equipment, donating prefabricated structures for use as clinics, nursery schools and other facilities, and providing scholarships for college students who have been adversely affected by this disaster. As of March 31, 2012, these assistance efforts totaled approximately ¥2.0 billion in monetary terms. In addition to the above-described assistance, Komatsu decided on May 29, 2012 to provide additional assistance worth approximately ¥800 million, which will center on lending without charge Komatsu’s equipment and facilities, in anticipation of reconstruction efforts continuing for a long time in the affected region and many of such region’s local governments continuing to request equipment and facilities.

To assist the reconstruction efforts, over 650 Komatsu Group employees in 55 business operations throughout Iwate, Fukushima and Miyagi prefectures have been delivering the necessary construction equipment promptly by carefully monitoring the local needs. At the same time, they have placed providing maintenance service as their top-priority so that existing construction equipment will operate continuously in the damaged region. In addition to these efforts, Komatsu developed radio-controlled construction equipment that has been deployed at the Fukushima Dai-Ichi Nuclear Power Plant and exposed to a high degree of radioactivity. Komatsu also expects that its intensive construction technologies (“ICT”, which is used for the automation of construction sites) will be used to remove radioactive soil. The Komatsu Group will continue to engage in group-wide assistance activities for the reconstruction of the damaged region.

Operations and Business Results

With respect to the market segments in which Komatsu operates, demand for products in both the Construction, Mining and Utility Equipment operating segment and the Industrial Machinery and Others operating segment increased. In the Construction, Mining and Utility Equipment operating segment, while demand for construction equipment decreased in China, such decrease in demand was offset by the increase in demand for such equipment in Komatsu’s other Strategic Markets (such as Asia (excluding China)) and its Traditional Markets of Japan and North America. With respect to mining equipment, demand for new equipment remained high against the backdrop of high commodity prices. Komatsu also increased its parts sales and service revenues in the mining equipment sector as the number of Komatsu’s mining equipment in operation continued to increase. In the Industrial Machinery and Others operating segment, while demand for wire saws declined from the previous fiscal year in light of the Chinese government’s credit squeeze measure and the reduction of government subsidies related to solar energy use in Europe, demand for presses and machine tools increased from the previous fiscal year, reflecting the recovery of capital investments by the automobile manufacturing industry.

In light of such market environment, Komatsu’s business continued to grow. During the fiscal year ended March 31, 2012, Komatsu continued its efforts to increase sales of new equipment and realize sales of products at higher prices. As increased commodity prices pushed up the prices of materials used to produce Komatsu products, such as steel materials and other purchased parts, Komatsu also worked to absorb such increased costs by increasing the sales prices of its products. In addition, Komatsu worked to reduce production costs through improvements in its production efficiency, as represented by the 30% productivity improvement campaign that Komatsu has been promoting for its plants in Japan since the global financial crisis in 2008. Through these continuous measures to increase the sales price and decrease the cost of its production, Komatsu further strengthened its highly-profitable business structure that is capable of flexibly responding to foreign exchange and market demand fluctuations.

Also, Komatsu expanded its production capacity in response to increased demand for its equipment and strengthened its sales and service operations in the Strategic Markets. For example, Komatsu expanded production capacities of Komatsu (Changzhou) Construction Machinery Corp. and Komatsu (Shandong) Construction Machinery Corp. by anticipating mid- to long-range market growth in China. At Komatsu Manufacturing Rus LLC, Komatsu expanded its lineup of products manufactured at such plant and began the production of the HD785 dump truck mainly for mining application in addition to the production of hydraulic excavators.

In addition, the fiscal year ended March 31, 2012 was the second fiscal year of the Mid- to Long-Range Management Plan, which “focuses on the further advancement of environmental friendliness and safety in machine performance.” Consistent with such plan, Komatsu is working to expand the sales of hybrid hydraulic excavators that feature improved fuel consumption and CO2 emissions volume. For example, Komatsu launched new HB205 and HB215LC hybrid hydraulic excavators outside of Japan, which have already been launched in 12 countries, such as China and other countries in North America, Europe, Central and South America, Southeast Asia and Oceania. In addition, Komatsu has been working to expand sales of new emission standards-compliant models in North America and Europe.

Summary of Operating Results

Consolidated net sales for the fiscal year ended March 31, 2012 increased by 7.5% from the fiscal year ended March 31, 2011 to ¥1,981,763 million (U.S.$24,168 million) due to increased sales in both the Construction, Mining and Utility Equipment operating segment as well as the Industrial Machinery and Others operating segment. While demand for construction equipment decreased in China, such decrease in demand was offset by the increase in demand for such equipment in Komatsu’s other Strategic Markets (such as Asia (excluding China)) and its Traditional Markets of Japan and North America. With respect to mining equipment, demand for new equipment remained high against the backdrop of high commodity prices. Komatsu also increased its parts sales and service revenues in the mining equipment sector as the number of Komatsu’s mining equipment in operation continued to increase. Komatsu was able to capture this increase in demand for construction and mining equipment, and increase sales from the previous fiscal year in part because it was able to quickly restore its production facilities to normal conditions after the Great East Japan Earthquake and subsequent tsunami. In the Industrial Machinery and Others operating segment, demand for wire saws declined from the previous fiscal year in light of the Chinese government’s credit squeeze measure and the reduction of government subsidies related to solar energy use in Europe, both of which decreased net sales. The decrease in solar cell prices also contributed to such decreased net sales in wire saws as Komatsu’s customers that manufacture solar cells reduced their capital investments in light of the weak business environment. Despite such decrease in wire saw sales, demand for presses and machine tools increased from the previous fiscal year, reflecting the recovery of capital investments by the automobile manufacturing industry, and contributed to the increase in net sales of the Industrial Machinery and Others operating segment. The addition of Gigaphoton Inc. as a consolidated subsidiary during the fiscal year also contributed to the increase in net sales of the Industrial Machinery and Others operating segment.

Operating income for the fiscal year ended March 31, 2012 was ¥256,343 million (U.S.$3,126 million), which increased by 15.0% from the fiscal year ended March 31, 2011. This increase in operating income was due primarily to positive factors such as (1) the increase in demand for construction equipment in Japan, North America and the Strategic Markets (except China) as well as for high-margin mining equipment and parts, and (2) various efforts undertaken by Komatsu, such as the realization of sales of products at higher prices and the reduction of production costs, which outweighed negative factors such as unfavorable changes in foreign exchange rates, such as the sharp appreciation of the Japanese yen against the U.S. dollar, Euro and Renminbi.

Income before income taxes and equity in earnings of affiliated companies for the fiscal year ended March 31, 2012 increased by 13.6% from the fiscal year ended March 31, 2011 to ¥249,609 million (U.S.$3,044 million).

Net income attributable to Komatsu Ltd. for the fiscal year ended March 31, 2012 increased by 10.8% to ¥167,041 million (U.S.$2,037 million) from the fiscal year ended March 31, 2011.

Key Management Indices

Management uses the following six financial indicators to assess Komatsu’s consolidated financial condition and consolidated results of operations: (1) net sales, (2) segment profit, (3) operating income, (4) operating margin, (5) return on equity ratio (“ROE”) and (6) net debt-to-equity ratio (“Net DER”). Set forth below is a summary of these key indicators for the fiscal years ended March 31, 2012 and 2011.

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

The following table summarizes information relating to the reconciliation of consolidated segment profit and consolidated operating income.

	Millions of yen		Millions of U.S. dollars
	2012	2011	2012
Consolidated Segment Profit	¥258,663	¥234,972	$3,154
Impairment losses on long-lived assets	(3,106)	(5,142)	(38)
Other operating income (expenses), net	786	(6,901)	10

Consolidated Operating Income	¥256,343	¥222,929	$3,126

Management Indices	Results for Fiscal Year Ended March 31,		Percentage Change
	2012	2011	2012 vs. 2011
Consolidated Net Sales	¥1,981,763 million	¥1,843,127 million	7.5%
Consolidated Segment Profit	¥258,663 million	¥234,972 million	10.1%
Consolidated Operating Income	¥256,343 million	¥222,929 million	15.0%
Consolidated Operating Margin 1)	12.9%	12.1%	0.8 points
ROE 2 )	17.3%	17.2%	0.1 points
Net DER 3)	0.56	0.50	0.06

Notes:

1)	Operating Margin = Operating Income/Net Sales

2)	ROE = Net Income attributable to Komatsu Ltd. for the fiscal year/{(Komatsu Ltd. Shareholders’ Equity at the beginning of the fiscal year) + (Komatsu Ltd. Shareholders’ Equity at the end of the fiscal year)/2}

3)	Net Debt-to-Equity Ratio = (Interest-bearing Debt - Cash and Cash Equivalents - Time Deposits)/Komatsu Ltd. Shareholders’ Equity

Consolidated Net Sales

Consolidated net sales for the fiscal year ended March 31, 2012 increased by 7.5%, or ¥138,636 million, to ¥1,981,763 million (U.S.$24,168 million) from ¥1,843,127 million for the fiscal year ended March 31, 2011. This increase was due to increased sales in both the Construction, Mining and Utility Equipment operating segment as well as the Industrial Machinery and Others operating segment. While demand for construction equipment decreased in China, such decrease in demand was offset by the increase in demand for such equipment in Komatsu’s other Strategic Markets (such as Asia (excluding China)) and its Traditional Markets of Japan and North America. With respect to mining equipment, demand for new equipment remained high against the backdrop of high commodity prices. Komatsu also increased its parts sales and service revenues in the mining equipment sector as the number of Komatsu’s mining equipment in operation continued to increase. Komatsu was able to capture this increase in demand for construction and mining equipment, and increase sales from the previous fiscal year in part because it was able to quickly restore its production facilities to normal conditions after the Great East Japan Earthquake and subsequent tsunami. In the Industrial Machinery and Others operating segment, demand for wire saws declined from the previous fiscal year in light of the Chinese government’s credit squeeze measure and the reduction of government subsidies related to solar energy use in Europe, both of which decreased net sales. The decrease in solar cell prices also contributed to such decreased net sales in wire saws as Komatsu’s customers that manufacture solar cells reduced their capital investments in light of the weak business environment. Despite such decrease in wire saw sales, demand for presses and machine tools increased from the previous fiscal year, reflecting the recovery of capital investments by the automobile manufacturing industry, and contributed to the increase in net sales of the Industrial Machinery and Others operating segment. The addition of Gigaphoton Inc. as a consolidated subsidiary during the fiscal year also contributed to the increase in net sales of the Industrial Machinery and Others operating segment.

Consolidated Segment Profit

Consolidated segment profit for the fiscal year ended March 31, 2012 increased by 10.1% to ¥258,663 million (U.S.$3,154 million) as compared to the fiscal year ended March 31, 2011. This increase in segment profit was due primarily to positive factors such as (1) the increase in demand for construction equipment in Japan, North America and the Strategic Markets (except China) as well as for high-margin mining equipment and parts, and (2) various efforts undertaken by Komatsu, such as the realization of sales of products at higher prices and the reduction of production costs, which outweighed negative factors such as unfavorable changes in foreign exchange rates, such as the sharp appreciation of the Japanese yen against the U.S. dollar, Euro and Renminbi.

Consolidated Operating Income, Consolidated Operating Margin

Consolidated operating income for the fiscal year ended March 31, 2012 was ¥256,343 million (U.S.$3,126 million), up by 15.0% or ¥33,414 million from ¥222,929 million for the fiscal year ended March 31, 2011. This increase in operating income was due primarily to positive factors such as (1) the increase in demand for construction equipment in Japan, North America and the Strategic Markets (except China) as well as for high-margin mining equipment and parts, and (2) various efforts undertaken by Komatsu, such as the realization of sales of products at higher prices and the reduction of production costs, which outweighed negative factors such as unfavorable changes in foreign exchange rates, such as the sharp appreciation of the Japanese yen against the U.S. dollar, Euro and Renminbi.

Consolidated operating margin for the fiscal year ended March 31, 2012 increased by 0.8 percentage points to 12.9% from 12.1% for the fiscal year ended March 31, 2011.

ROE

Net income attributable to Komatsu Ltd. for the fiscal year ended March 31, 2012 increased by 10.8% to ¥167,041 million (U.S.$2,037 million) compared with the fiscal year ended March 31, 2011 due primarily to the increase in operating income. As a result, ROE for the fiscal year ended March 31, 2012 increased by 0.1 percentage points to 17.3% from 17.2% for the fiscal year ended March 31, 2011.

Net DER

Komatsu’s aggregate interest-bearing debt as of March 31, 2012 was ¥647,800 million (U.S.$7,900 million), which increased by ¥103,732 million as compared to March 31, 2011. This increase was mainly due to increased borrowings to finance the purchase of a number of components used in the production of equipment in response to greater demand, especially demand for mining equipment. Komatsu increased its inventory in anticipation of an increase in demand for such equipment.

Net interest-bearing debt after deducting cash and deposits also increased by ¥104,704 million to ¥563,814 million (U.S.$6,876 million) in the fiscal year ended March 31, 2012. As a result, Net DER for the fiscal year ended March 31, 2012 increased to 0.56 from 0.50 for the fiscal year ended March 31, 2011.

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

(1) Allowance for Doubtful Receivables

Komatsu estimates the collectability of its trade receivables taking into consideration numerous factors, including the current financial position of each customer. Komatsu establishes an allowance for expected losses based on individual credit information, historical experience and assessment of overdue receivables. Komatsu continually analyzes data obtained from internal and external sources in order to become familiar with customers’ credit situations. Since Komatsu’s historical loss experiences have fallen within their original estimates and established provisions, Komatsu’s management believes its allowance for doubtful receivables to be adequate. The total bad debt expenses for the fiscal years ended March 31, 2012, 2011 and 2010 were ¥2,105 million, ¥5,307 million and ¥7,457 million, respectively. If the composition of Komatsu’s trade receivable were to change or the financial position of each customer were to change due to an unexpected significant shift in the economic environment, it is possible that the accuracy of its estimates could be affected and thus its financial position and results of operations could be materially affected. For additional information, see Note 4 to the Consolidated Financial Statements.

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

For additional information, see Note 15 to the Consolidated Financial Statements.

For the fiscal years ended March 31, 2012 and 2011, management changed its assessment of the ability to realize the deferred tax assets of certain wholly owned subsidiaries and reduced their valuation allowances. The ability to merge such subsidiaries with the Company was not considered prudent as of March 31, 2011 and/or March 31, 2010, as applicable, and therefore management believed at such times the likelihood of the ability to realize the deferred tax assets of such subsidiaries was unlikely. Consequently, valuation allowances were established on those deferred tax assets. During the fiscal years ended March 31, 2012 and 2011, the mergers of such subsidiaries into the Company, as applicable, were deemed prudent, and therefore the Company decided to execute such mergers due to changes in the operations of such subsidiaries and their respective business outlooks. More specifically, the decrease in valuation allowance for the fiscal year ended March 31, 2012 was due primarily to a change in assessment of the likelihood of recovery of a deferred tax asset in light of the fact that the Company merged with Komatsu Rental Ltd., which decreased valuation allowance by ¥12,686 million. The decrease in valuation allowance for the fiscal year ended March 31, 2011 was due primarily to a change in assessment of the likelihood of recovery of a deferred tax asset in light of the fact that the Company merged with Komatsu Utility Co., Ltd., which decreased valuation allowance by ¥13,579 million.

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

Consolidated impairment loss on long-lived assets for use for the fiscal years ended March 31, 2012, 2011 and 2010 were ¥3,106 million, ¥5,142 million and ¥3,332 million, respectively.

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

Komatsu completed its annual impairment assessment of goodwill for the fiscal year ended March 31, 2012. Management concluded that no goodwill impairment had occurred as of March 31, 2012. The fair value of each of Komatsu’s reporting units substantially exceeded their respective carrying amounts.

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

While fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments, these estimates are subjective in nature. The estimated fair values may change due to uncertainties of the financial markets, and may therefore differ from actual results. The fair values of marketable investment securities are stated at market price. In the case of a decrease in market price, in periodically assessing other-than-temporary impairment of marketable investment securities and investments in affiliates, Komatsu considers the period and amount of its decline, and the financial conditions and prospects of each subject company. The realized losses in investment securities for the fiscal years ended March 31, 2012, 2011 and 2010 were ¥2,613 million, ¥156 million and ¥204 million, respectively. While Komatsu believes that there are no major impairments of its investment securities or investments in affiliates at present, if the performance and business conditions of any subject company deteriorate due to a change in business circumstances, Komatsu may recognize an impairment of its investments.

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

The following table illustrates the sensitivity of pension obligations and net periodic pension costs to changes in discount rates and expected long-term rate of return on pension plan assets, while holding all other assumptions constant, for Komatsu’s pension plans as of March 31, 2012.

Change in assumption	Pension obligations (Billions of Yen)	Net periodic pension costs (Billions of Yen)
0.5% increase/ decrease in Discount rate	-11.3 /+12.3	-1.1 /+1.2
0.5% increase/ decrease in expected long-term rate of return	—	-0.4 / +0.4

Comparison of the Fiscal Years Ended March 31, 2012 and 2011

The following tables set forth selected consolidated financial and operating information, including numerical data expressed as a percentage of total consolidated net sales for the periods indicated, and the changes in each consolidated financial line item between the indicated fiscal years.

Consolidated Statements of Income Information

	Millions of Yen				Percentage change	Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2012		2011		2012 vs. 2011	2012
Net sales	¥1,981,763	100.0%	¥1,843,127	100.0%	7.5%	$24,168
Cost of sales	1,440,765	72.7%	1,343,464	72.9%	7.2%	17,570
Selling, general and administrative expenses	282,335	14.2%	264,691	14.4%	6.7%	3,443
Impairment losses on long-lived assets	3,106	0.2%	5,142	0.3%	-39.6%	38
Other operating income (expenses), net	786	0.0%	(6,901)	-0.4%	—	9
Operating income	256,343	12.9%	222,929	12.1%	15.0%	3,126
Other income (expenses), net	(6,734)		(3,120)		115.8%	(82)
Interest and dividend income	3,776		4,493		-16.0%	46
Interest expense	(7,784)		(6,475)		20.2%	(95)
Other, net	(2,726)		(1,138)		139.5%	(33)
Income before income taxes and equity in earnings of affiliated companies	249,609	12.6%	219,809	11.9%	13.6%	3,044
Income taxes
Current	66,420		57,923			810
Deferred	8,050		6,783			98

Total	74,470	3.8%	64,706	3.5%	15.1%	908

Income before equity in earnings of affiliated companies	175,139	8.8%	155,103	8.4%	12.9%	2,136
Equity in earnings of affiliated companies	1,609	0.1%	2,724	0.1%	-40.9%	19
Net income	176,748	8.9%	157,827	8.6%	12.0%	2,155
Less net income attributable to noncontrolling interests	(9,707)	-0.5%	(7,075)	-0.4%	37.2%	(118)

Net income attributable to Komatsu Ltd.	¥167,041	8.4%	¥150,752	8.2%	10.8%	$2,037

	Yen				U.S. cents
Per share data
Net income attributable to Komatsu Ltd.:
Basic	173.47		155.77			211.55
Diluted	173.32		155.66			211.37

Cash dividends per share	¥41.00		¥26.00			¢ 50.00

Net Sales

Consolidated net sales for the fiscal year ended March 31, 2012 increased by 7.5%, or ¥138,636 million, to ¥1,981,763 million (U.S.$24,168 million) from ¥1,843,127 million for the fiscal year ended March 31, 2011. This increase was due to increased sales in both the Construction, Mining and Utility Equipment operating segment as well as the Industrial Machinery and Others operating segment.

For the fiscal year ended March 31, 2012, net sales to external customers for the Construction, Mining and Utility Equipment operating segment increased by 7.7%, or ¥123,659, to ¥1,739,348 million (U.S.$21,212 million) as compared to the fiscal year ended March 31, 2011. While demand for construction equipment decreased in China, such decrease in demand was offset by the increase in demand for such equipment in Komatsu’s other Strategic Markets (such as Asia (excluding China)) and its Traditional Markets of Japan and North America. With respect to mining equipment, demand for new equipment remained high against the backdrop of high commodity prices. Komatsu also increased its parts sales and service revenues in the mining equipment sector as the number of Komatsu’s mining equipment in operation continued to increase. Komatsu was able to capture this increase in demand for construction and mining equipment, and increase sales from the previous fiscal year in part because it was able to quickly restore its production facilities to normal conditions after the Great East Japan Earthquake and subsequent tsunami. Various efforts made by Komatsu also contributed to the increase in sales. For example, Komatsu took continuous measures to increase the sales price of its products. Komatsu also accelerated the launch of its new HB205 and HB215 LC hybrid hydraulic excavators outside of Japan, which have already been launched in 12 countries, such as China and other countries in North America, Europe, Central and South America, Southeast Asia and Oceania, targeting its sale promotions primarily on heavy-use customers who desire and are sensitive to fuel efficiency. These hybrid hydraulic excavators were well received and contributed to the increase in sales. In addition, Komatsu continued to work to expand sales of new emission standards-compliant models in North America and Europe.

For the fiscal year ended March 31, 2012, net sales to external customers in the Industrial Machinery and Others operating segment increased by 6.6%, or ¥14,977 million, to ¥242,415 million (U.S.$2,956 million) as compared to the fiscal year ended March 31, 2011. Sales of wire saws decreased in the second quarter of the fiscal year ended March 31, 2012 in light of the credit squeeze measure implemented by the Chinese government, the reduction of solar energy use subsidies provided by governments in Europe. The decrease in solar cell prices also contributed to such decreased net sales in wire saws as Komatsu’s customers that manufacture solar cells reduced their capital investments in light of the weak business environment. As a result, sales of wire saws for the fiscal year ended March 31, 2012 decreased sharply from the previous fiscal year. Sales of presses and machine tools, on the other hand, increased from the previous fiscal year in light of increased capital investments made by the automobile manufacturing industry, which showed signs of recovery. In addition, Gigaphoton Inc. became a consolidated subsidiary in May 2011. The increase in the sales of presses and machine tools and the inclusion of Gigaphoton Inc. as a consolidated subsidiary for the fiscal year ended March 31, 2012 offset the decrease in sales of wire saws for such fiscal year.

Cost of Sales

Cost of sales on a consolidated basis increased by 7.2%, or ¥97,301 million, to ¥1,440,765 million (U.S.$17,570 million) for the fiscal year ended March 31, 2012 from ¥1,343,464 million for the fiscal year ended March 31, 2011. On the other hand, the ratio of cost of sales to net sales for the fiscal year ended March 31, 2012 decreased to 72.7% from 72.9% for the fiscal year ended March 31, 2011. This decrease was due primarily to (1) certain costs being absorbed due to increased sales volume, (2) the realization of product sales at higher prices and (3) Komatsu’s efforts to reduce manufacturing costs by improving production efficiency. Such factors offset unfavorable changes in foreign exchange rates as the Japanese yen strengthened sharply against the U.S. dollar, Euro and Renminbi.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 6.7% for the fiscal year ended March 31, 2012 to ¥282,335 million (U.S.$3,443 million) from ¥264,691 million for the fiscal year ended March 31, 2011, due primarily to (1) the increase in selling expenses, such as shipping and handling costs and sales commission, which primarily resulted from the increase in sales volume, (2) the increase in expenses to strengthen product support capabilities (such as expenses relating to increasing the number of depots that supply Komatsu parts) and services to customers (such as expenses relating to increasing the number of facilities that provide maintenance and repair services) and (3) the increase in R&D expenses such as the development of next generation engines that comply with newly adopted emissions regulations that will become effective in the near future and new hybrid products. On the other hand, the ratio of selling, general and administrative expenses to net sales decreased by 0.2 percentage points to 14.2% as compared to 14.4% for the fiscal year ended March 31, 2011, due to Komatsu’s continuous efforts to decrease fixed costs by reforming and improving the efficiency of its back-office functions.

Impairment Losses on Long-Lived Assets

Consolidated impairment losses on long-lived assets for the fiscal year ended March 31, 2012 amounted to ¥3,106 million (U.S.$38 million) as compared to ¥5,142 million for the fiscal year ended March 31, 2011.

Other Operating Income (Expenses), net

For the fiscal year ended March 31, 2012, Komatsu recognized consolidated other operating income, net of ¥786 million as compared to consolidated other operating expenses, net of ¥6,901 million for the fiscal year ended March 31, 2011.

Operating Income

Consolidated operating income for the fiscal year ended March 31, 2012 increased by 15.0%, or ¥33,414 million, to ¥256,343 million (U.S.$3,126 million) as compared to ¥222,929 million for the fiscal year ended March 31, 2011. This increase in operating income was due primarily to positive factors such as (1) the increase in sales for construction equipment in Japan, North America and the Strategic Markets (except China) as well as for high-margin mining equipment and parts, and (2) various efforts undertaken by Komatsu, such as the realization of sales of products at higher prices and the reduction of production costs, which outweighed negative factors such as unfavorable changes in foreign exchange rates, such as the sharp appreciation of the Japanese yen against the U.S. dollar, Euro and Renminbi.

As a result, operating margin for the fiscal year ended March 31, 2012 increased by 0.8 percentage points to 12.9% from 12.1% for the fiscal year ended March 31, 2011.

Other Income (Expenses), net

Consolidated other expenses, net for the fiscal year ended March 31, 2012 amounted to ¥6,734 million (U.S.$82 million) as compared to ¥3,120 million for the fiscal year ended March 31, 2011. This increase was due primarily to the increase in losses recorded upon the revaluation of investment in securities by ¥2,457 million for the fiscal year ended March 31, 2012 to ¥2,613 million as compared to ¥156 million for the fiscal year ended March 31, 2011 due to the decline in the stock market. Interest expense for the fiscal year ended March 31, 2012 increased by 20.2%, or ¥1,309 million, to ¥7,784 million as compared to ¥6,475 million for the fiscal year ended March 31, 2011, due primarily to the increase in borrowings from external sources during the fiscal year ended March 31, 2012. In addition, interest and dividend income decreased by 16.0%, or ¥717 million, to ¥3,776 million for the fiscal year ended March 31, 2012 as compared to ¥4,493 million for the fiscal year ended March 31, 2011.

Income Before Income Taxes and Equity in Earnings of Affiliated Companies

As a result of the above factors, consolidated income before income taxes and equity in earnings of affiliated companies for the fiscal year ended March 31, 2012 increased by 13.6%, or ¥29,800 million, to ¥249,609 million (U.S.$3,044 million) as compared to ¥219,809 million for the fiscal year ended March 31, 2011.

Income Taxes

Consolidated income tax expense for the fiscal year ended March 31, 2012 increased by ¥9,764 million to ¥74,470 million (U.S.$908 million) from ¥64,706 million for the fiscal year ended March 31, 2011. The actual effective tax rate for the fiscal year ended March 31, 2012 increased to 29.8% from 29.4% for the fiscal year ended March 31, 2011.

The difference between the Japanese statutory tax rate of 40.8% and the actual effective tax rate of 29.8% was caused by (1) income of certain overseas subsidiaries being taxed at a rate lower than the Japanese statutory tax rate, which became less of a factor for the fiscal year ended March 31, 2012 as compared to the fiscal year ended March 31, 2011 as income of subsidiaries being taxed at a higher rate in the U.S. increased while income of subsidiaries being taxed at a lower rate in China decreased, and (2) deferred tax benefits caused by the reduction of the valuation allowance for certain deferred tax assets. For additional information, see Note 15 to the Consolidated Financial Statements.

Income Before Equity in Earnings of Affiliated Companies

As a result of the above factors, consolidated income before equity in earnings of affiliated companies for the fiscal year ended March 31, 2012 increased by ¥20,036 million to ¥175,139 million (U.S.$2,136 million) as compared to ¥155,103 million for the fiscal year ended March 31, 2011.

Equity in Earnings of Affiliated Companies

Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2012 decreased by ¥1,115 million to ¥1,609 million (U.S.$19 million) as compared to ¥2,724 million for the fiscal year ended March 31, 2011, due primarily to decreased earnings recorded by affiliated companies held under the equity accounting method, such as Komatsu Cummins Engine Co., Ltd., L&T-Komatsu Limited.

Net income

As a result of the above factors, consolidated net income for the fiscal year ended March 31, 2012 increased by 12.0%, or ¥18,921 million, to ¥176,748 million (U.S.$2,155 million) as compared to ¥157,827 million for the fiscal year ended March 31, 2011.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests for the fiscal year ended March 31, 2012 increased by ¥2,632 million to ¥9,707 million (U.S.$118 million) as compared to ¥7,075 million for the fiscal year ended March 31, 2011. Noncontrolling interests in income of consolidated subsidiaries increased mainly as a result of an increase in earnings recorded primarily by subsidiaries in the Construction, Mining and Utility Equipment operating segment, including Komatsu Marketing Support Australia Pty Ltd.

Net Income Attributable to Komatsu Ltd.

As a result of the above, consolidated net income attributable to Komatsu Ltd. for the fiscal year ended March 31, 2012 increased by 10.8%, or ¥16,289 million, to ¥167,041 million (U.S.$2,037 million) as compared to ¥150,752 million for the fiscal year ended March 31, 2011. Accordingly, basic net income attributable to Komatsu Ltd. per share rose to ¥173.47 for the fiscal year ended March 31, 2012 from ¥155.77 for the fiscal year ended March 31, 2011. Diluted net income attributable to Komatsu Ltd. per share rose to ¥173.32 for the fiscal year ended March 31, 2012 from ¥155.66 for the fiscal year ended March 31, 2011.

Performance by Operating Segments

The following table presents net sales and segment profit broken down by operating segments for the fiscal years ended March 31, 2012 and 2011. In evaluating the financial data for each operating segment, Komatsu’s management considers sales by the location of its external customers to be particularly helpful for the Construction, Mining and Utility Equipment operating segment, its primary operating segment. Accordingly, in addition to providing performance information by operating segments, the below table and related discussion provide information regarding sales in the Construction, Mining and Utility Equipment operating segment broken down by geographic locations of Komatsu’s external customer.

Performance by Operating Segments

	Millions of Yen		Percentage Change	Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2012	2011	2012 vs. 2011	2012
Net sales:
Construction, Mining and Utility Equipment
External Customers	¥1,739,348	¥1,615,689	7.7%	$21,212
Japan	286,342	251,597	13.8%	3,492
The Americas	443,044	386,758	14.6%	5,403
Europe and CIS	200,404	164,007	22.2%	2,444
China	201,312	334,270	-39.8%	2,455
Asia (excluding Japan, China) and Oceania	481,277	374,577	28.5%	5,869
Middle East and Africa	126,969	104,480	21.5%	1,548
Intersegment	4,925	2,392	105.9%	60

Total	1,744,273	1,618,081	7.8%	21,272

Industrial Machinery and Others
External Customers	242,415	227,438	6.6%	2,956
Intersegment	8,724	10,916	-20.1%	106

Total	251,139	238,354	5.4%	3,063

Elimination	(13,649)	(13,308)	-2.6%	(166)

Consolidated Net Sales	¥1,981,763	¥1,843,127	7.5%	$24,168

Segment Profit:
Construction, Mining and Utility Equipment	¥246,291	¥220,830	11.5%	$3,004

Industrial Machinery and Others	16,779	20,965	-20.0%	205

Total	263,070	241,795	8.8%	3,209

Notes:

1)	Transfers between segments are made at estimated arm’s-length prices.

Construction, Mining and Utility Equipment

Net sales

Total net sales to external customers in the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 2012 increased by 7.7%, or ¥123,659 million, to ¥1,739,348 million (U.S.$21,212 million) as compared to ¥1,615,689 million for the fiscal year ended March 31, 2011. This increase in sales was due primarily to positive factors such as (1) the increase in demand for Komatsu’s construction equipment in Japan, North America and other Strategic Markets (excluding China), which offset the decrease in demand for such equipment in China, and the increase in demand for new mining equipment as well as increased sales of mining parts and services (which collectively increased net sales in this operating segment by approximately ¥155.2 billion) and (2) the realization of product sales at higher prices (which increased net sales in this operating segment by approximately ¥34.7 billion). Such factors offset unfavorable changes in foreign exchange rates as the Japanese yen strengthened sharply against the U.S. dollar, Euro and Renminbi (which decreased net sales in this operating segment by approximately ¥64.0 billion).

Net sales to external customers in Japan for the fiscal year ended March 31, 2012 increased by 13.8%, or ¥34,745 million, to ¥286,342 million (U.S.$3,492 million) as compared to ¥251,597 million for the fiscal year ended March 31, 2011. This increase was due primarily to an increase in demand for construction equipment, particularly from rental companies using such equipment for reconstruction of the regions damaged by the earthquake and subsequent tsunami. To support the reconstruction efforts, Komatsu enhanced its sales and service operation by opening the Tohoku Service Center of the Tohoku Operation Department and the Miyagi Center of the Komatsu Safety Training Center Ltd. In addition, Komatsu worked to quickly restore the operations of its branches that were destroyed or damaged in the Tohoku area.

Net sales to external customers in the Americas for the fiscal year ended March 31, 2012 increased by 14.6%, or ¥56,286 million, to ¥443,044 million (U.S.$5,403 million) as compared to ¥386,758 million for the fiscal year ended March 31, 2011. While the housing sector in North America still did not show any notable signs of recovery, demand for construction and mining equipment in North America remained strong in the rental, energy development and mining industries. Demand for new construction and utility equipment by equipment rental companies continued to increase as such companies replaced some of their older equipment with newer equipment. The increase in energy development such as shale gas fracking also contributed to the increase in demand for construction equipment. In addition, to capture the strong demand in North America, Komatsu worked to increase its sales of new emission standards-compliant models, which were launched during Komatsu’s first fiscal quarter (quarter ended June 30, 2011), as well as hybrid hydraulic excavators. In particular, Komatsu reinforced its sales promotion activities in respect of this equipment in North America, targeting primarily heavy-use customers who desire and are sensitive to fuel efficiency. In Latin America, demand for mining equipment was strong, mainly in Chile, against the backdrop of increasing commodity prices.

Net sales to external customers in Europe and CIS for the fiscal year ended March 31, 2012 increased by 22.2%, or ¥36,397 million to ¥200,404 million (U.S.$2,444 million) as compared to ¥164,007 million for the fiscal year ended March 31, 2011. In Europe, while concerns over an economic slowdown continued against the backdrop of fiscal problems, demand for construction equipment remained steady mainly in major markets such as Germany and France during the fiscal year ended March 31, 2012. Komatsu’s efforts to expand sales of parts by teaming up with local distributors and launch new emission standards-compliant models and hybrid hydraulic excavators in this area also contributed to the improved sales in Europe as compared to the previous fiscal year. In CIS, demand for Komatsu equipment remained firm, centering on those equipment in the mining sector, such as coal, gold and mines, as well as the energy sector, such as oil and natural gas.

Net sales to external customers in China for the fiscal year ended March 31, 2012 decreased by 39.8%, or ¥132,958 million to ¥201,312 (U.S.$2,455 million) million as compared to ¥334,270 million for the fiscal year ended March 31, 2011. This decrease was due primarily to the implementation of credit squeeze measures by the Chinese government, which decreased demand especially in the civil engineering industry as the commencement of new construction projects was delayed due to the lack of funding.

Net sales to external customers in Asia (excluding Japan and China) and Oceania for the fiscal year ended March 31, 2012 increased by 28.5%, or ¥106,700 million to ¥481,277 million (U.S.$5,869 million) as compared to ¥374,577 million for the fiscal year ended March 31, 2011. Demand for mining equipment continued to expand in Indonesia, the largest market for Komatsu products in Southeast Asia, while demand for construction equipment continued to remain strong in the civil engineering, agriculture and forestry sectors in that country as well. Favorable economic conditions in Indonesia helped fuel the need for steady coal supplies in response to domestic electricity demand. Consequently, the demand for Komatsu’s mining equipment grew in light of the increased domestic coal production in Indonesia. Demand for construction equipment also increased steadily in India, Malaysia and other countries in Asia. In Australia, demand for Komatsu equipment remained strong, especially with respect to mining equipment against the backdrop of increasing commodity prices. In November 2011, Komatsu and Rio Tinto entered into a Memorandum of Understanding, agreeing to operate over 150 driverless dump trucks in iron ore mines in Australia by the end of 2015. Komatsu and Rio Tinto are currently working together to ensure the success of this project. For example, Komatsu established a support center for this project in Perth in December 2011.

Net sales to external customers in the Middle East and Africa for the fiscal year ended March 31, 2012 increased by 21.5%, or ¥22,489 million to ¥126,969 million (U.S.$1,548 million) as compared to ¥104,480 million for the fiscal year ended March 31, 2011. While political and social conditions remained unstable in some countries in this region, demand for equipment increased, especially for use in mines in Africa. In South Africa, where the market for equipment used in mines and infrastructure developments continued to expand, Komatsu’s concerted efforts to expand sales of KOMTRAX (Komatsu Machine Tracking System) installed construction equipment contributed to the increase in sales. In other African countries, Komatsu strengthened its sales and product support operations by increasing the number of training centers and expanding on-the-job training programs for distributor’s service engineers by dispatching personnel that have an in-depth understanding of the equipment to such distributors, which also contributed to an increase in sales in this region.

Segment Profit

Segment profit for the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 2012 increased by 11.5%, or ¥25,461 million, to ¥246,291 million (U.S.$3,004 million) from ¥220,830 million for the fiscal year ended March 31, 2011. Factors that contributed to this increase include (1) increased sales (which increased segment profit by approximately ¥39.8 billion) and (2) the realization of sales at higher prices (which increased segment profit by approximately ¥34.7 billion). Such factors were partially offset by (1) unfavorable changes in foreign exchange rates as the Japanese yen strengthened sharply against the U.S. dollar, Euro and Renminbi (which decreased segment profit by approximately ¥34.2 billion) and (2) increased manufacturing costs in response to increased steel prices (which increased segment profit by approximately ¥3.0 billion).

Industrial Machinery and Others

Net Sales

Total net sales to external customers in the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2012 increased by 6.6%, or ¥14,977 million, to ¥242,415 million (U.S.$2,956 million) as compared to ¥227,438 million for the fiscal year ended March 31, 2011. Demand for wire saws declined from the previous fiscal year in light of the Chinese government’s credit squeeze measure and the reduction of government subsidies related to solar energy use in Europe, both of which contributed to the decrease in net sales in this operating segment. The decrease in solar cell prices also contributed to such decreased net sales in wire saws as Komatsu’s customers that manufacture solar cells reduced their capital investments in light of the weak business environment. Despite such decrease in wire saw sales, demand for presses and machine tolls increased from the previous fiscal year, reflecting the recovery of capital investments by the automobile manufacturing industry, and contributed to the increase in net sales of the Industrial Machinery and Others operating segment. The addition of Gigaphoton Inc. as a consolidated subsidiary during the fiscal year also contributed to the increase in net sales of the Industrial Machinery and Others operating segment.

Segment Profit

Segment profit for the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2012 decreased by 20.0%, or ¥4,186 million, to ¥16,779 million (U.S.$205 million) from ¥20,965 million for the fiscal year ended March 31, 2011. This decrease was due primarily to the decrease in demand for higher-margin wire saws.

Comparison of the Fiscal Years ended March 31, 2011 and 2010

The following tables set forth selected consolidated financial and operating information, including numerical data expressed as a percentage of total consolidated net sales for the periods indicated, and the changes in each consolidated financial line item between the indicated fiscal years.

Consolidated Statements of Income Information

	Millions of Yen				Percentage change
	Fiscal Years Ended March 31,
	2011		2010		2011 vs. 2010
Net sales	¥1,843,127	100.0%	¥1,431,564	100.0%	28.7%
Cost of sales	1,343,464	72.9%	1,101,559	76.9%	22.0%
Selling, general and administrative expenses	264,691	14.4%	249,286	17.4%	6.2%
Impairment losses on long-lived assets	5,142	0.3%	3,332	0.2%	54.3%
Other operating expenses, net	(6,901)	-0.4%	(10,352)	-0.7%	-33.3%
Operating income	222,929	12.1%	67,035	4.7%	232.6%
Other income (expenses), net	(3,120)		(2,056)		51.8%
Interest and dividend income	4,493		6,158		-27.0%
Interest expense	(6,475)		(8,502)		-23.8%
Other, net	(1,138)		288		495.1%
Income before income taxes and equity in earnings of affiliated companies	219,809	11.9%	64,979	4.5%	238.3%
Income taxes
Current	57,923		32,722
Deferred	6,783		(7,358)

Total	64,706	3.5%	25,364	1.8%	155.1%

Income before equity in earnings of affiliated companies	155,103	8.4%	39,615	2.8%	291.5%
Equity in earnings of affiliated companies	2,724	0.1%	1,588	0.1%	71.5%

Net income	157,827	8.6%	41,203	2.9%	283.0%

Less net income attributable to noncontrolling interests	(7,075)	-0.4%	(7,644)	-0.5%	-7.4%

Net income attributable to Komatsu Ltd.	¥150,752	8.2%	¥33,559	2.3%	349.2%

	Yen
Per share data
Net income attributable to Komatsu Ltd.:
Basic	155.77		34.67
Diluted	155.66		34.65

Cash dividends per share	¥26.00		¥26.00

Net Sales

Consolidated net sales for the fiscal year ended March 31, 2011 increased by 28.7%, or ¥411,563 million, to ¥1,843,127 million from ¥1,431,564 million for the fiscal year ended March 31, 2010. This increase was due primarily to increased sales in the Construction, Mining and Utility Equipment operating segment as well as the Industrial Machinery and Others operating segment.

For the fiscal year ended March 31, 2011, net sales to external customers for the Construction, Mining and Utility Equipment operating segment increased by 27.4%, or ¥347,114, to ¥1,615,689 million as compared to the fiscal year ended March 31, 2010. Demand for construction and mining equipment remained high in the Strategic Markets, especially China, Asia and Latin America, and demand for such equipment recovered and increased from the previous fiscal year in the Traditional Markets of Japan, North America and Europe. Komatsu made various efforts to capitalize on this recovery in global demand for construction, mining and utility equipment and increase sales to customers, including expanding its production capacity and reinforcing its product support operations in the Strategic Markets in light of the fact that it anticipates medium- to long-term growth in such markets. More specifically, Komatsu increased its production capabilities by commencing production at Komatsu Manufacturing Rus, LLC in June 2010, which is Komatsu’s first assembly plant in Russia for construction and mining equipment, and completing the construction of an additional plant in China of Komatsu (Changzhou) Construction Machinery Corp., which began production in January 2011. In addition, Komatsu established Komatsu China Mining Limited, which commenced operations in October 2010, to provide sales and product support for mining equipment and related parts exclusively for large-scale mining customers. In December 2010, Komatsu also introduced new HB205 and HB215LC hybrid hydraulic excavators in Japan, which offer improved fuel consumption and CO2 emissions volume. These excavators were well received and contributed to the increase in net sales.

For the fiscal year ended March 31, 2011, net sales to external customers in the Industrial Machinery and Others operating segment increased by 39.5%, or ¥64,449 million, to ¥227,438 million as compared to the fiscal year ended March 31, 2010. This increase was partly due to increased sales of wire saws used to manufacture silicon ingots, which are used in solar cells, as solar cell manufacturers in Asia, especially in China, increased their capital investments in the fiscal year ended March 31, 2011. Increased sales in the Industrial Machinery and Others operating segment was also partly due to increased sales of large presses and other machinery as capital investments in the automobile industry started to recover in the Strategic Markets, such as China, India and Brazil.

Cost of Sales

Cost of sales on a consolidated basis increased by 22.0%, or ¥241,905 million, to ¥1,343,464 million for the fiscal year ended March 31, 2011 from ¥1,101,559 million for the fiscal year ended March 31, 2010. On the other hand, the ratio of cost of sales to net sales for the fiscal year ended March 31, 2011 decreased to 72.9% from 76.9% for the fiscal year ended March 31, 2010. This decrease was due primarily to (1) certain cost being absorbed due to increased sales volume, (2) the realization of product sales at higher prices and (3) Komatsu’s efforts to reduce manufacturing costs by improving production efficiency. Such factors offset (1) unfavorable changes in foreign exchange rates as the Japanese yen strengthened sharply against the U.S. dollar, Euro and Renminbi, and (2) losses resulting from temporary disruption of production of ¥470 million caused by the Great East Japan Earthquake and the subsequent tsunami.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 6.2% for the fiscal year ended March 31, 2011 to ¥264,691 million from ¥249,286 million for the fiscal year ended March 31, 2010, due primarily to (1) the increase in selling expenses, such as shipping and handling costs and sales commission, which primarily resulted from the increase in sales volume, (2) the increase in expenses to strengthen product support capabilities (such as expenses relating to increasing the number of depots that supply Komatsu parts) and services to customers (such as expenses relating to increasing the number of facilities that provide maintenance and repair services) and (3) the increase in R&D expenses such as the development of next generation engines that comply with newly adopted emissions regulations that will become effective in the near future and new hybrid products. On the other hand, the ratio of selling, general and administrative expenses to net sales decreased by a 3.0 percentage point to 14.4% as compared to 17.4% for the fiscal year ended March 31, 2010, due to Komatsu’s continuous efforts to decrease fixed costs by reforming and improving the efficiency of its back-office functions.

Impairment Losses on Long-Lived Assets

Consolidated impairment losses on long-lived assets for the fiscal year ended March 31, 2011 amounted to ¥5,142 million as compared to ¥3,332 million for the fiscal year ended March 31, 2010. Such losses for the fiscal year ended March 31, 2011 include software asset impairment of ¥2,744 million and damaged losses of ¥1,217 million, which loss was caused by the Great East Japan Earthquake and the subsequent tsunami.

Other Operating Expenses, net

For the fiscal year ended March 31, 2011, consolidated other operating expenses, net decreased by ¥3,451 million to ¥6,901 million as compared to ¥10,352 million for the fiscal year ended March 31, 2010. This decrease was due primarily to the fact that Komatsu recognized a decrease of its expenses associated with structural reforms of its production and sales operations, such as reorganization and relocation costs, because the structural reforms engaged in during fiscal year ended March 31, 2011 were not as extensive as in the prior fiscal year. Such decrease in expenses associated with structural reforms was partially offset by costs and expenses of the amount of ¥2,860 million resulting from the damages caused by the Great East Japan Earthquake and the subsequent tsunami. Such costs and expenses reflect a write-off expense of ¥2,060 million and relief expenses to the affected areas of ¥800 million.

Operating Income

Consolidated operating income for the fiscal year ended March 31, 2011 increased by ¥155,894 million, to ¥222,929 million as compared to ¥67,035 million for the fiscal year ended March 31, 2010. This increase in operating income was due primarily to positive factors such as (1) the increase in demand for Komatsu products as a result of increased natural resource developments on a worldwide basis and increased infrastructure developments by governments in various countries in an effort to stimulate their respective economies, (2) various efforts undertaken by Komatsu, such as the realization of sales of products at higher prices and the reduction of production costs, and (3) the decrease in expenses associated with structural reforms of its production and sales operations as compared to the fiscal year ended March 31, 2010, which outweighed negative factors such as (1) unfavorable changes in foreign exchange rates, such as the sharp appreciation of the Japanese yen against the U.S. dollar, Euro and Renminbi, and (2) costs and expenses resulting from the damages caused by the Great East Japan Earthquake and the subsequent tsunami.

As a result, operating margin for the fiscal year ended March 31, 2011 increased by 7.4 percentage points to 12.1% from 4.7% for the fiscal year ended March 31, 2010.

Other Income (Expenses), net

Consolidated other expenses, net for the fiscal year ended March 31, 2011 increased by ¥1,064 million, to ¥3,120 million as compared to ¥2,056 million for the fiscal year ended March 31, 2010. This increase was due primarily to the increase in foreign exchange rate losses by ¥5,259 million for the fiscal year ended March 31, 2011 to a loss of ¥4,193 million as compared to a gain of ¥1,066 million for the fiscal year ended March 31, 2010. Interest expense for the fiscal year ended March 31, 2011 decreased by 23.8%, or ¥2,027 million, to ¥6,475 million as compared to ¥8,502 million for the fiscal year ended March 31, 2010. This decrease in interest expense, which contributed to the decrease in other expenses, was due primarily to lower interest rates and the decrease in borrowings from external sources during the fiscal year ended March 31, 2011. Interest and dividend income decreased by 27.0%, or ¥1,665 million, to ¥4,493 million for the fiscal year ended March 31, 2011 as compared to ¥6,158 million for the fiscal year ended March 31, 2010.

Income Before Income Taxes and Equity in Earnings of Affiliated Companies

As a result of the above factors, consolidated income before income taxes and equity in earnings of affiliated companies for the fiscal year ended March 31, 2011 increased by 238.3%, or ¥154,830 million, to ¥219,809 million as compared to ¥64,979 million for the fiscal year ended March 31, 2010.

Income Taxes

Consolidated income tax expense for the fiscal year ended March 31, 2011 increased by ¥39,342 million to ¥64,706 million from ¥25,364 million for the fiscal year ended March 31, 2010. The actual effective tax rate for the fiscal year ended March 31, 2011 decreased to 29.4% from 39.0% for the fiscal year ended March 31, 2010. This decrease was due primarily to a reduction in the valuation allowance at certain consolidated subsidiaries related to changes in assessment about the likelihood of recovery of certain deferred tax assets.

The difference between the Japanese statutory tax rate of 40.8% and the actual effective tax rate of 29.4% was caused by income of certain overseas subsidiaries being taxed at a rate lower than the Japanese statutory tax rate, and deferred tax benefits caused by the reduction of the valuation allowance for certain deferred tax assets. For additional information, see Note 15 to the Consolidated Financial Statements.

Income Before Equity in Earnings of Affiliated Companies

As a result of the above factors, consolidated income before equity in earnings of affiliated companies for the fiscal year ended March 31, 2011 increased by ¥115,488 million to ¥155,103 million as compared to ¥39,615 million for the fiscal year ended March 31, 2010.

Equity in Earnings of Affiliated Companies

Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2011 increased by ¥1,136 million to ¥2,724 million as compared to ¥1,588 million for the fiscal year ended March 31, 2010, due primarily to increased earnings recorded by affiliated companies held under the equity accounting method, such as Komatsu Cummins Engine Co., Ltd., Gigaphoton Inc. and other affiliated companies.

Net income

As a result of the above factors, consolidated net income for the fiscal year ended March 31, 2011 increased by ¥116,624 million, to ¥157,827 million as compared to ¥41,203 million for the fiscal year ended March 31, 2010.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests for the fiscal year ended March 31, 2011 decreased by ¥569 million to ¥7,075 million as compared to ¥7,644 million for the fiscal year ended March 31, 2010. Noncontrolling interests in income of consolidated subsidiaries decreased mainly as a result of a decline in earnings recorded primarily by subsidiaries in the Construction, Mining and Utility Equipment operating segment, such as Komatsu Shantui Construction Machinery Co, Ltd.

Net Income Attributable to Komatsu Ltd.

As a result of the above, consolidated net income attributable to Komatsu Ltd. for the fiscal year ended March 31, 2011 increased by ¥117,193 million, to ¥150,752 million as compared to ¥33,559 million for the fiscal year ended March 31, 2010. Accordingly, basic net income attributable to Komatsu Ltd. per share rose to ¥155.77 for the fiscal year ended March 31, 2011 from ¥34.67 for the fiscal year ended March 31, 2010. Diluted net income attributable to Komatsu Ltd. per share rose to ¥155.66 for the fiscal year ended March 31, 2011 from ¥34.65 for the fiscal year ended March 31, 2010.

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

	Millions of Yen		Percentage Change
	Fiscal Years Ended March 31,
	2011	2010	2011 vs. 2010
Net sales:
Construction, Mining and Utility Equipment
External Customers	¥1,615,689	¥1,268,575	27.4%
Japan	251,597	228,505	10.1%
The Americas	386,758	306,135	26.3%
Europe and CIS	164,007	122,018	34.4%
China	334,270	244,509	36.7%
Asia (excluding Japan, China) and Oceania	374,577	281,878	32.9%
Middle East and Africa	104,480	85,530	22.2%
Intersegment	2,392	2,690	-11.1%

Total	1,618,081	1,271,265	27.3%

Industrial Machinery and Others
External Customers	227,438	162,989	39.5%
Intersegment	10,916	15,619	-30.1%

Total	238,354	178,608	33.5%

Elimination	(13,308)	(18,309)	-27.3%

Consolidated Net Sales	¥1,843,127	¥1,431,564	28.7%

Segment Profit:
Construction, Mining and Utility Equipment	¥220,830	¥83,061	165.9%
Industrial Machinery and Others	20,965	2,998	599.3%

Total	241,795	86,059	181.0%

Notes:

1)	Transfers between segments are made at estimated arm’s-length prices.

Construction, Mining and Utility Equipment

Net sales

Total net sales to external customers in the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 2011 increased by 27.4%, or ¥347,114 million, to ¥1,615,689 million as compared to ¥1,268,575 million for the fiscal year ended March 31, 2010. This increase in sales was due primarily to positive factors such as (1) the increase in demand for Komatsu products during the fiscal year as a result of increased natural resource developments on a worldwide basis and increased infrastructure developments by governments in various countries in an effort to stimulate their respective economies (which increased net sales in this operating segment by approximately ¥398.8 billion) and (2) the realization of product sales at higher prices (which increased net sales in this operating segment by approximately ¥29.3 billion). Such factors offset unfavorable changes in foreign exchange rates as the Japanese yen strengthened sharply against the U.S. dollar, Euro and Renminbi (which decreased net sales in this operating segment by approximately ¥81.6 billion).

Net sales to external customers in Japan for the fiscal year ended March 31, 2011 increased by 10.1%, or ¥23,092 million, to ¥251,597 million as compared to ¥228,505 million for the fiscal year ended March 31, 2010. While public works began to decline in the second half of the fiscal year ended March 31, 2011, private-sector capital investment, such as housing starts and capital investments by corporation, remained strong throughout the fiscal year. Against this backdrop, demand for construction equipment in Japan increased, especially sales to equipment rental companies, which also contributed to an increase in sales of construction equipment as compared to the previous fiscal year. In addition, in December 2010, Komatsu launched new HB205 and HB215LC hybrid hydraulic excavators in the Japanese market. Customers responded well to such newly introduced hydraulic excavators, which also contributed to the increase in net sales to customers in Japan.

Net sales to external customers in the Americas for the fiscal year ended March 31, 2011 increased by 26.3%, or ¥80,623 million, to ¥386,758 million as compared to ¥306,135 million for the fiscal year ended March 31, 2010. While U.S. housing starts remained sluggish during the fiscal year ended March 31, 2011, overall demand for construction, mining and utility equipment in North America showed signs of recovery, supported by strong demand in the rental equipment business and mining industries. Equipment rental companies increased their construction and utility equipment fleet, and replaced some of their older equipment with newer equipment in light of the increase in demand for rental equipment. Mining customers increased their capital investments and purchased additional equipment to increase their production as demand for commodities increased in light of growth in the world economy. In Latin America, demand for equipment used in various areas, such as mining, construction, agriculture and forestry, continued to increase in Brazil, the largest market for Komatsu products in Latin America. This increased demand in Brazil was due in part to increased infrastructure developments to prepare for the 2014 World Cup and 2016 Olympics, which are to be held in Brazil. In addition, demand for mining equipment increased in Chile as the number of mining development projects increased.

Net sales to external customers in Europe and CIS for the fiscal year ended March 31, 2011 increased by 34.4%, or ¥41,989 million to ¥164,007 million as compared to ¥122,018 million for the fiscal year ended March 31, 2010. In Europe, demand for construction equipment headed for recovery mainly in major markets such as Germany, the United Kingdom and France during the fiscal year ended March 31, 2011, as construction activity started to show signs of recovery. In addition, Komatsu’s efforts to strengthen its product support capability and expand sales of parts by teaming up with local distributors in this area also contributed to the improved sales in Europe as compared to the previous fiscal year. In CIS, demand increased for large equipment, centering on those equipment used in coal and gold mining as well as equipment used in the natural resources development projects, such as oil and gas projects. Mining customers in CIS increased their capital investments and purchased additional equipment to increase their production as demand for commodities increased in light of growth in the world economy.

Net sales to external customers in China for the fiscal year ended March 31, 2011 increased by 36.7%, or ¥89,761 million to ¥334,270 million as compared to ¥244,509 million for the fiscal year ended March 31, 2010. In China, demand for construction and mining equipment remained strong during the fiscal year ended March 31, 2011, reflecting a strong demand for natural resources in the mining industry and advancements in infrastructure development and urbanization especially in the inner regions of China. Komatsu’s enhanced sales efforts following the Chinese New Year in February especially contributed to the increase in net sales to customers in China.

Net sales to external customers in Asia and Oceania for the fiscal year ended March 31, 2011 increased by 32.9%, or ¥92,699 million to ¥374,577 million as compared to ¥281,878 million for the fiscal year ended March 31, 2010. In Asia, the economies of various countries showed signs of recovery as governments increased the number of infrastructure development projects to stimulate their respective economies. In Indonesia, the largest market for Komatsu products in Southeast Asia, demand for mining equipment continued to expand. In addition, demand for construction equipment remained strong in the civil engineering, agriculture and forestry sectors in Indonesia. Demand for construction equipment was also strong in India, Thailand, Malaysia and some of the other Asian countries. Komatsu’s concerted efforts in Southeast Asia to expand sales of KOMTRAX (Komatsu Machine Tracking System) installed construction equipment also contributed to the increase in sales in Asia. In Australia, although the major flood that occurred in the second half of the fiscal year ended March 31, 2011 caused some mining companies to experience operational difficulties that adversely affected the shipping of their commodities, which decreased demand for Komatsu’s products for a short period thereafter, overall demand for mining equipment in Australia remained firm.

Net sales to external customers in the Middle East and Africa for the fiscal year ended March 31, 2011 increased by 22.2%, or ¥18,950 million to ¥104,480 million as compared to ¥85,530 million for the fiscal year ended March 31, 2010. While political and social conditions have continued to be unstable in some countries in this region, demand for equipment increased as the conditions surrounding mining development projects and infrastructure development projects improved. As a result, sales improved from the previous fiscal year.

Segment Profit

Segment profit for the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 201 increased by ¥137,769 million, to ¥220,830 million from ¥83,061 million for the fiscal year ended March 31, 2010. Factors that contributed to this increase include (1) increased sales (which increased segment profit by approximately ¥131.9 billion), (2) the realization of sales at higher prices (which increased segment profit by approximately ¥29.3 billion) and (3) lower manufacturing costs (which increased segment profit by approximately ¥15.1 billion). Such factors were partially offset by (1) unfavorable changes in foreign exchange rates as the Japanese yen strengthened sharply against the U.S. dollar, Euro and Renminbi (which decreased segment profit by approximately ¥37.0 billion) and (2) an increase in depreciation expenses relating to fixed assets (which decreased segment profit by approximately ¥1.6 billion).

Industrial Machinery and Others

Net Sales

Total net sales to external customers in the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2011 increased by 39.5%, or ¥64,449 million, to ¥227,438 million as compared to ¥162,989 million for the fiscal year ended March 31, 2010. This increase was mainly due to the increase in sales of wire saws for use in slicing silicon ingots for the solar cell market, as capital investment remained brisk in Asia, especially in China. As the automobile manufacturing industry began to recover and make capital investments in the Strategic Markets, such as China, India, Brazil, and some other countries, orders for large presses and other machinery increased and contributed to the increase in net sales for the fiscal year ended March 31, 2011.

Segment Profit

Segment profit for the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2011 increased by ¥17,967 million, to ¥20,965 million from ¥2,998 million for the fiscal year ended March 31, 2010. This increase was due primarily to the increase in demand for Komatsu products (which increased segment profit by approximately ¥18.9 billion), which fully offset the increase in costs, such as fixed costs (which decreased segment profit by approximately ¥0.9 billion).

B. Liquidity and Capital Resources

Cash Flow

Set forth below is the condensed consolidated statements of cash flows information for the fiscal years ended March 31, 2012, 2011 and 2010.

Condensed Consolidated Statements of Cash Flows Information

	Millions of yen			Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2012	2011	2010	2012
Net cash provided by operating activities	¥105,608	¥150,402	¥182,161	$1,288
Net cash used in investing activities	(124,539)	(88,509)	(72,967)	(1,519)
Net cash provided by (used in) financing activities	18,781	(56,365)	(116,363)	229
Effect of exchange rate change on cash and cash equivalents	(995)	(3,733)	(965)	(12)
Net increase (decrease) in cash and cash equivalents	(1,145)	1,795	(8,134)	(14)
Cash and cash equivalents, beginning of year	84,224	82,429	90,563	1,027

Cash and cash equivalents, end of year	¥83,079	¥84,224	¥82,429	$1,013

Fiscal Year Ended March 31, 2012

Despite the fact that net income increased from the previous fiscal year as Komatsu recognized an increase in net sales (and increased its cash collections), net cash provided by operating activities amounted to ¥105,608 million (U.S.$1,288 million), a decrease of ¥44,794 million from ¥150,402 million for the previous fiscal year, mainly due to the increased purchase of a number of components used in the production of equipment in response to greater demand, especially demand for mining equipment. In addition, the increase in payment for income tax, which was due to the increase in taxable income compared to the fiscal year ended March 31, 2011, also contributed to the decrease in net cash provided by operating activities. The decrease in net cash provided by operating activities was partially offset by the increase in cash collections resulting from increased sales as compared to the previous fiscal year and an advance payment received from a customer in the mining business to secure specific purchase orders in the amount of ¥14,719 million (U.S.$180 million). The advance payment from the customer will be recorded as a sale when the corresponding revenue is recognized in the subsequent years.

Net cash used in investing activities totaled ¥124,539 million (U.S.$1,519 million), an increase of ¥36,030 million from ¥88,509 million for the previous fiscal year, mainly due to the purchase of fixed assets as well as acquisitions of subsidiary shares and minority equity stakes in companies. The purchase of fixed assets, which totaled ¥126,090 million (U.S.$1,538 million) for the fiscal year ended March 31, 2012, increased mainly due to the need to expand production capacity in response to increased demand for its equipment and to strengthen its sales and service operations in the Strategic Markets. The acquisition of shares of subsidiaries included the acquisition of an additional 50% equity stake in Gigaphoton Inc. for ¥7,500 million, as a result of which Gigaphoton Inc. became a consolidated subsidiary of the Company.

While cash was used for the redistribution of profits to shareholders during the fiscal year ended March 31, 2012 in the form of dividend payments and the repurchase of Komatsu’s own shares for retirement, net cash provided by financing activities amounted to ¥18,781 million (U.S.$229 million) due to long-term debt financing and an increase in short-term debt.

Fiscal Year Ended March 31, 2011

Despite the fact that net income increased from the previous fiscal year as Komatsu recognized an increase in net sales (and increased its cash collections) in light of growth in the world economy, net cash provided by operating activities decreased by ¥31,759 million from ¥182,161 million for the previous fiscal year to ¥150,402 million, mainly due to the increased purchase of a number of components used in the production of equipment in response to greater demand. Komatsu increased its inventory in anticipation of an increase in demand for its equipment.

Net cash used in investing activities increased by ¥15,542 million from the previous fiscal year to ¥88,509 million. This increase was due primarily to capital expenditures for the fiscal year ended March 31, 2011 increasing by ¥8,419 million from the previous fiscal year to ¥100,820 million. Capital expenditures increased mainly due to the need to expand production capacity in order to respond to increased sales.

Net cash used in financing activities decreased by ¥59,998 million from the previous fiscal year to ¥56,365 million, mainly due to the decrease in repayments in respect of outstanding debt obligations. Short-term financing to purchase components used in the production of equipment and capital expenditures increased as compared to the previous fiscal year.

Capital Investment

Komatsu’s management defines “Capital Investment” as costs relating to the purchase of property, plant and equipment, including properties under capital leases on an accrual basis, which reflects the effect of timing differences between acquisition dates and payment dates. Komatsu’s management uses this financial indicator to manage its capital investment and believes that this indicator is useful to investors in that this indicator presents accrual based capital investment in addition to the cash based capital expenditures provided in the consolidated statements of cash flows.

In the fiscal year ended March 31, 2012, Komatsu made capital investments in the construction, mining and utility equipment business to expand its production capacity in response to increased demand for its equipment, and to strengthen its sales and service operations in the Strategic Markets. For example, in anticipation of mid- to long-range market growth, Komatsu expanded production capacities of Komatsu (Changzhou) Construction Machinery Corp. and Komatsu (Shandong) Construction Machinery Corp. in China. In the Industrial Machinery and Others operating segment, Komatsu made capital investments to increase its capacity to produce presses and machine tools in response to increased capital investments by the automobile manufacturing industry.

As a result, Komatsu’s capital investment on a consolidated basis for the fiscal year ended March 31, 2012 was ¥122,038 million (U.S.$1,488 million), an increase of ¥24,300 million from the fiscal year ended March 31, 2011. Komatsu plans to make investments totaling ¥125,000 million for the fiscal year ending March 31, 2013. For information about capital investment plans for the fiscal year ending March 31, 2013, see Item 4.D. Property, Plants and Equipment.

Source of Funds and Liquidity Management

Komatsu’s principal capital resources policy is to maintain sufficient capital resources to be able to respond promptly to future capital needs in connection with its operations and to maintain an appropriate level of liquidity. Consistent with this policy, Komatsu has secured various sources of funding, such as loans, corporate bonds, notes and lines of credit. Komatsu expects to use cash generated from its operations and funds procured through such external sources to satisfy future capital expenditures and working capital needs. In addition, in order to improve the efficiency and effectiveness of its cash management, Komatsu’s overseas subsidiaries participate in a global cash pooling arrangement with a single financial institution, which is used to fund their liquidity needs. Participating overseas subsidiaries are allowed to withdraw cash from this financial institution based upon the aggregate cash deposits made to such financial institution. This arrangement contains specific provisions for the right to offset positive and negative cash balances on a global basis. Komatsu’s consolidated Balance Sheet as of March 31, 2012 reflects cash net of withdrawals of ¥28,823 million (U.S.$352 million) in this global cash pooling arrangement.

Transfer of funds from subsidiaries in the form of cash dividends, loans or advances are restricted by applicable local regulations of countries in which some of Komatsu’s subsidiaries are located. Nonetheless, Komatsu does not expect these restrictions to have a significant impact on its ability to meet its cash obligations.

Komatsu’s short-term funding needs have been met mainly by cash flows from its operating activities, as well as by bank loans and the issuance of commercial paper.

As of March 31, 2012, certain consolidated subsidiaries of the Company maintained committed credit line agreements totaling ¥58,395 million (U.S.$712 million) with financial institutions to secure liquidity. As of March 31, 2012, approximately ¥12,544 million (U.S.$153 million) was available to be used under such credit line agreements, which contain customary covenants. Komatsu is not subject to any covenants limiting its ability to incur additional indebtedness. In addition, the Company has a ¥120,000 million (U.S.$1,463 million) commercial paper program, ¥75,000 million (U.S.$915 million) of which was unused as of March 31, 2012. The amount of capital raised through its commercial paper program has depended upon Komatsu’s financial needs, investor demand and market conditions, as well as the ratings outlook for Komatsu.

To fulfill Komatsu’s medium- to long-term funding needs, the Company has established a bond program as well as a Euro Medium Term Note (“EMTN”) program. As discussed below, in addition to the Company, some of its subsidiaries may also issue EMTNs under the EMTN program. In November 2010, the Company’s bond program was renewed such that it could issue up to ¥100,000 million (U.S.$1,219 million) of variable-term bonds within a two year period. Under this renewed program, the Company has issued ¥30,000 million (U.S.$366 million) of bonds as of March 31, 2012 and ¥70,000 million (U.S.$854 million) remains unused. As of March 31, 2012, the Company also has ¥120,000 million (U.S.$1,463 million) aggregate principal amount of bonds outstanding, which was issued under the bond program prior to its 2010 renewal. As for EMTNs, the Company, Komatsu Finance America Inc. and Komatsu Capital Europe S.A. have established a U.S.$1.2 billion EMTN program. Any of these three issuer entities can issue notes in various currencies under the EMTN program. The principal amount of notes outstanding as of March 31, 2012 under the EMTN program was ¥56,098 million (U.S.$684 million).

For additional information about the interest rate structure and maturity dates for these borrowings, see Note 11 to the Consolidated Financial Statements.

Fiscal 2012 Financial Position

Komatsu’s short-term debt as of March 31, 2012, which primarily consisted of commercial paper increased by ¥85,516 million to ¥215,824 million (U.S.$ 2,632 million) from March 31, 2011. Such short-term debt was used as working capital.

Komatsu’s long-term debt, including the debt with maturity dates on or before March 31, 2013, increased by ¥18,216 million to ¥431,976 million (U.S.$5,268 million) in the fiscal year ended March 31, 2012 as compared to the fiscal year ended March 31, 2011. As of March 31, 2012, Komatsu’s long-term debt, excluding market value adjustment, consisted of (1) ¥243,342 million in loans from banks, insurance companies and other financial institutions, (2) ¥120,000 million in unsecured bonds, (3) ¥56,098 million in EMTNs and (4) ¥12,536 million in capital lease obligations. Such long-term debt was used primarily for capital expenditures and long-term working capital needs. For information about the interest rate structure and maturity dates for these borrowings, see Note 11 to the Consolidated Financial Statements.

As a result, Komatsu’s interest-bearing debt as of March 31, 2012, including its capital lease obligations, increased by ¥103,732 million to ¥647,800 million (U.S.$7,900 million) as compared to March 31, 2011. Net interest-bearing debt after deducting cash and deposits also increased by ¥104,704 million to ¥563,814 million (U.S.$6,876 million) in the fiscal year ended March 31, 2012. As a result, Komatsu’s net debt-to-equity ratio as of March 31, 2012 was 0.56, compared to 0.50 as of March 31, 2011.

At March 31, 2012, total working capital increased by ¥92,278 million to ¥536,662 million (U.S.$6,545 million). The current ratio, which is calculated by dividing current assets by current liabilities, as of March 31, 2012, was 162.1%, which reflected a increase of 6.6 percentage points from the fiscal year ended March 31, 2011. In management’s opinion, the working capital is sufficient for the Komatsu’s present requirements.

Based on anticipated cash flows from its operating activities, the available sources of funds and the level of its current ratio (which is calculated by dividing current assets by current liabilities), Komatsu believes that it has sufficient means to satisfy its liquidity needs and future obligations.

As of March 31, 2012, Komatsu has committed to make capital investments totaling approximately ¥12,500 million (U.S.$152 million). With respect to the Construction, Mining and Utility Equipment operating segment, Komatsu plans to make capital investments to increase its capacity to produce components, spare parts and repair parts for mining equipment in response to increased demand. In addition, Komatsu plans to continue making capital investments to produce components which comply with the next round of emission standards scheduled to be introduced in Japan, North America and Europe. With respect to the Industrial Machinery and Others operating segment, Komatsu plans to continue making capital investments to renew obsolete equipment.

As of March 31, 2012, Komatsu’s total cash and cash equivalents was ¥83,079 million (U.S.$1,013 million). Out of total cash and cash equivalents, ¥58,911 million (U.S.$ 718 million) was held outside of Japan in various overseas subsidiaries as of March 31, 2012. Under current tax laws and regulations, if cash and cash equivalents associated with the overseas subsidiaries’ undistributed earnings were to be repatriated in the form of dividends or deemed distributions to Komatsu, Komatsu would be subject to additional Japanese income taxes and foreign withholding taxes in certain countries. However, Komatsu considers almost half of these funds to be indefinitely invested in its overseas operations and does not intend to repatriate them as of March 31, 2012.

Credit Ratings

The Company obtains credit ratings from three rating agencies: Standard and Poor’s Ratings Services (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”) and Rating and Investment Information, Inc. (“R&I”). As of March 31, 2012, the Company’s issuer ratings were as follows:

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

The following table presents Komatsu’s research and development expenses for the fiscal years ended March 31, 2012, 2011 and 2010. Research and development expenses are recognized when incurred.

	Millions of yen			Millions of U.S. dollars
	Fiscal Years Ended March 31,
R&D expenses	2012	2011	2010	2012
Construction, Mining and Utility Equipment	¥42,960	¥40,241	¥40,359	$524
Industrial Machinery and Others	11,883	8,764	6,090	145

Total	¥54,843	¥49,005	¥46,449	$669

The objectives of the research and development activities by operating segment for the fiscal years ended March 31, 2012 are described below.

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

Komatsu has been engaged in the research and development of ICT, including remote management technology (which enables remote management of equipment by obtaining information regarding machine locations, operating conditions and vehicle health using state-of-the-art remote sensing and telecommunication technologies), control technology and intelligent machine technology (which, for example, provide information as to when, for how long and in what mode the equipment was operated, whether the engine should be shut down based on the time it has been idle, and the machine location, digging position and grading height using a GPS based system, such that the operators of equipment with such technology can complete jobs more efficiently, economically and accurately).

Equipment with control systems and management systems using these technologies have been rapidly penetrating the construction and mining equipment market. Komatsu is striving to achieve the complete automation of its equipment and is making advances to actively use ICT in its construction and mining equipment taking into consideration customers’ needs and preferences.

Komatsu has made advances in research and development relating to energy conservation, component recycling and reuse, and the evaluation of environmental loads through lifecycle assessment techniques based on the belief that it is possible to reduce environmental burdens while achieving economic efficiency. In particular, Komatsu has placed special emphasis on research and development activities relating to technologies that reduce fuel consumption, which are conducive to both the environment (by reducing CO2 emissions) and the economy (by decreasing fuel expenses). For example, in the fiscal year ended March 31, 2008, Komatsu became the world’s first company to release a hybrid excavator, which it released in the Japanese and Chinese markets. Hybrid excavators typically consume less fuel when functioning at the maximum level as compared to conventional excavators and also emits lower levels of NOx and CO2. As of the date hereof, Komatsu’s hybrid hydraulic excavators are sold not only in Japan and China but also in the North American, European, Central and South American, Southeast Asian and Oceania markets. In addition, construction equipment with clean diesel engines that meet stringent emission standards (US EPA Tier 4 Interim and EU Stage IIIB), which were phased in starting in 2011, are being released. Komatsu also has expanded its line of mini-construction equipment, which meet the emission standards enforced in China. Komatsu has developed and introduced forklift trucks, which meet the emission standards in Japan. Komatsu is continuously seeking to develop new technology to meet stricter exhaust gas emission standards that are to become effective in the future. In addition, Komatsu is working to make further improvements to the working conditions for machine operators by enhancing safety measures and reducing noise and vibration levels of its machines.

(2) Industrial Machinery and Others

Research and development in the Industrial Machinery and Others operating segment is principally conducted in the fields of large presses and fabricating machinery (which is conducted by Komatsu Industries Corporation), machine tools (which is conducted by Komatsu NTC Ltd.) and other industrial machinery (which is conducted by KELK Ltd. and Gigaphoton Inc.).

In the category of large-sized presses, Komatsu Industries Corporation has developed a system expansion model, H4F2000, of the AC servo press in response to customers’ calls for improvement in terms of productivity and formability. At the same time, Komatsu Industries Corporation developed the AC servo die cushions of 400 tons and introduced it to the market.

In the category of fabricating machinery, Komatsu Industries Corporation has developed a new plasma cutting machine, TFP3051LL, which is expected to have twice the useful life of a conventional machine and has improved cutting quality compared to earlier models.

With respect to machine tools, Komatsu NTC Ltd. started the development of new crankshaft milling machines during the fiscal year ended March 31, 2012 and is currently selling N30Hi, a crankshaft milling machine that consumes less energy than conventional models, mainly to the automobile parts machining industries. With respect to wire saws, model PV500D, which is exclusively used to cut diamonds, went on sale for the solar cell industry during the fiscal year ended March 31, 2012 and a new model, SP300Di, has been developed to cut sapphire, which is used as a base material for LED lights.

In terms of other products, KELK Ltd. has been engaged in the research and development of high-performance temperature control equipment, high-performance thermoelectric heat exchange units, micro thermo-modules for use in optical communications and thermoelectric power generation modules. Gigaphoton Inc. has been engaged in the research and development to improve ArF excimer laser for immersion lithography tools and EUV light source for the next generation lithography tools.

D. Trend Information

With respect to the construction, mining and utility equipment business, Komatsu expects that demand will further expand in the high-margin domain of mining equipment, parts and service. While the prices of natural resources have decreased slightly recently, the overall prices of natural resources continue to remain high. As a result, mining activity by Komatsu’s clients continues to remain high in areas such as Australia, South America and Southeast Asia. Accordingly, Komatsu expects that new mining equipment will continue to be in demand. Komatsu also expects that its parts sales will increase as the number of Komatsu’s mining equipment in operation increases. This is because some of this equipment will need to be overhauled. Komatsu also expects that demand for construction and utility equipment will increase especially in North America and Japan. In North America, demand for new construction and utility equipment by equipment rental companies is expected to continue increasing as such companies replace some of their older equipment with newer equipment. The increase in energy development in North America, such as shale gas fracking development, is also expected to contribute to the increase in demand for construction equipment. In Japan, demand for new equipment is expected to continue increasing from rental companies as such companies continue to use such equipment for the reconstruction of the regions affected by the Great East Japan Earthquake and subsequent tsunami.

In the industrial machinery and others business, Komatsu expects that the demand for presses and machine tools will remain steady. This is because the number of automobiles manufactured on a worldwide basis is expected to continue increasing and, as a result, capital investments by automobile manufacturers is expected to increase. In particular, in the Strategic Market, such as in India, China and Brazil, where automobile production is increasing rapidly, demand for Komatsu’s presses and machine tools is growing.

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

E. Off-Balance Sheet Arrangements

Commitments and Contingent Liabilities

As of March 31, 2012, Komatsu had ¥1,875 million (U.S.$23 million) of contingent liabilities with financial institutions for discounted and transferred receivables on a recourse basis.

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

For each guarantee issued, Komatsu is required to perform under such guarantee if the borrower defaults on a payment required to be made by the applicable contract’s terms. The contract terms range from 10 years to 30 years in the case of employees’ housing loans, and from 1 to 11 years in the case of loans borrowed by Komatsu’s affiliated companies, customers and other companies. The maximum aggregate amount of undiscounted payments Komatsu would have had to make in the event that a payment default were to occur for all of these loans was ¥92,955 million (U.S.$1,134 million) as of March 31, 2012. The fair value of the liabilities recognized for Komatsu’s obligations as guarantor under these guarantees as of March 31, 2012 were believed to be insignificant by Komatsu’s management. Some of these guarantees were secured by collateral or insurance issued to the Company.

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

Komatsu has business activities with customers, distributors and associates around the world and the trade receivables from such parties are well diversified to minimize credit risk concentrations. Komatsu’s management does not expect to incur losses on such trade receivables in excess of established allowances.

Komatsu also issues contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Changes in accrued product warranty costs for the fiscal years ended March 31, 2012 and 2011 are summarized below:

	Millions of yen		Millions of U.S. dollars
	Fiscal Years Ended March 31,
	2012	2011	2012
Balance at beginning of year	¥28,531	¥23,758	$348
Addition	28,234	27,091	344
Utilization	(26,211)	(21,352)	(320)
Other	(20)	(966)	(0)

Balance at end of year	¥30,534	¥28,531	$372

Securitization

Komatsu used to have account receivables securitization programs; however, all such programs were terminated during the fiscal year ended March 31, 2010. Accordingly, neither the Company nor any of its consolidated subsidiaries had any account receivables that had been securitized as of March 31, 2011 or March  31, 2012.

F. Tabular Disclosure of Contractual Obligations

The following tables set forth Komatsu’s contractual obligations as of March 31, 2012.

	Millions of yen
	Cash payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt obligations	¥215,824	¥215,824	¥—	¥—	¥—
Long-term debt obligations (excluding capital lease obligations)	417,650	113,079	217,401	86,718	452
Capital (Finance) lease obligations	12,536	5,339	5,759	1,061	377
Operating lease obligations	10,491	3,398	4,038	1,646	1,409
Interest on interest-bearing debt (including capital lease obligations)	20,408	13,464	5,620	1,253	71
Pension and other post-retirement obligations	5,024	5,024	—	—	—

Total	¥681,933	¥356,128	¥232,818	¥90,678	¥2,309

Long-term debt obligations exclude market value adjustments of ¥1,790 million (U.S.$22 million).

Interest on interest-bearing debt is based on rates in effect as of March 31, 2012.

Pension and other post-retirement obligations reflect contributions expected to be made during the year ending March 31, 2013 only, as the amounts of funding obligations beyond the next year are not yet determinable.

Obligations related to derivative activities are summarized in Foreign Exchange Risk and Interest Rate Risk under Item 11. Quantitative and Qualitative Disclosures about Market Risk.

G. Safe Harbor

Any information disclosed under Item 5.E. Off Balance Sheet Arrangements and Item 5.F. Tabular Disclosure of Contractual Obligations that is not historical in nature is deemed to be a forward-looking statement. See “Cautionary Statement with respect to forward-looking statements” for more information.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the Directors and Corporate Auditors of the Company, their date of birth, current position with the Company, prior positions, the dates when they assumed such positions and other principal business activities performed outside the Company as of June 21, 2012. The Company’s senior management is comprised of all of the directors (excluding outside directors) listed below.

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

Principal Business Activities Outside the Company:
Outside Director of Nomura Holdings, Inc. Outside Director of Tokyo Electron Limited Outside Director of Asahi Glass Co., Ltd.

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
Supervising Marketing and Product Support for Construction and Mining Equipment, Forest Machines, Forklift, AHS and Rental & Used Equipment, Human Resources (since Apr. 2012)

Prior Positions:
Apr. 2007	Senior Executive Officer (Senmu)
Jun. 2005	Director
Apr. 2005	Senior Executive Officer (Joumu)
President of Construction and Mining Equipment Marketing Division
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
Supervising Business Planning and Strategy, HANSEI Operation, and Industrial Machinery (since Apr. 2012)
Senior Executive Officer (Senmu) (since Apr. 2012)
Supervising Production and Information Strategy (since Apr. 2007)

Prior Positions:
Apr. 2011	Supervising Environment
Apr. 2008	Senior Executive Officer (Joumu)
Apr. 2007	President of Production Division
Executive Officer
Oct. 1998	General Manager of Planning & Coordination Dept. of Awazu Plant, Production Division
Apr. 1977	Joined the Company

Principal Business Activities Outside the Company:
None

Mikio Fujitsuka*

Date of Birth:	Mar. 13, 1955
Director Since:	Jun. 2011
Current Positions:	Director (since Jun. 2011)
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

Positions Outside the Company:
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

Principal Business Activities Outside the Company:

Chairman and Representative Director of Greenhill & Co. Japan Ltd.

Chairman and Representative Director of Hotta Partners Inc.

Outside Corporate Auditor of SEIREN CO., LTD

Outside Director of HIROSE ELECTRIC CO., LTD.

Noriaki Kano

Date of Birth:	Apr. 29, 1940
Director Since:	Jun. 2008
Current Position:	Outside Director (since Jun. 2008)

Positions Outside the Company:
Jun. 2006	Professor Emeritus at Tokyo University of Science (current position)
Oct. 1982	Professor at Faculty of Engineering, Tokyo University of Science

Principal Business Activities Outside the Company:
Professor Emeritus at Tokyo University of Science

Kouichi Ikeda

Date of Birth:	Apr. 21, 1940
Director Since:	Jun. 2010
Current Position:	Outside Director (since Jun. 2010)

Positions Outside the Company:
Jul. 2011	Corporate Advisor of Asahi Group Holdings, Ltd. (current position)
Mar. 2010	Corporate Advisor of Asahi Breweries, Ltd. (now known as Asahi Group Holdings, Ltd.; hereinafter the “Asahi Breweries, Ltd.”)
Mar. 2006	Chairman of the Board and Chief Executive Officer of Asahi Breweries, Ltd.
Jan. 2002	President and Chief Operating Officer of Asahi Breweries, Ltd.
Mar. 2001	Senior Managing Director and Senior Managing Executive Officer of Asahi Breweries, Ltd.
Mar. 2000	Senior Managing Executive Officer of Asahi Breweries, Ltd.
Mar. 1999	Senior Managing Director of Asahi Breweries, Ltd.
Mar. 1997	Managing Director of Asahi Breweries, Ltd.
Mar. 1996	Director of Asahi Breweries, Ltd.
Apr. 1963	Joined Asahi Breweries, Ltd.

Principal Business Activities Outside the Company:
Corporate Advisor of Asahi Group Holdings, Ltd.
Outside Corporate Auditor of Sumitomo Chemical Company, Limited
Outside Director of Watabe Wedding Corporation

Corporate Auditors

Kyoji Torii

Date of Birth:	Sep. 5, 1951
Corporate Auditor Since:	Jun. 2009
Current Positions:	Corporate Auditor (Full Time) (since Jun. 2009)

Prior Positions:
Jun. 2009	Assistant to Corporate Auditor
Jun. 2007	General Manager of Planning & Administration Dept., Defense Systems Division
Jun. 1999	General Manager of Affiliated Companies Dept.
Apr. 1974	Joined the Company

Principal Business Activities Outside the Company:
None

Makoto Morimoto

Date of Birth:	Jul. 18, 1954
Corporate Auditor Since:	Jun. 2012
Current Positions:	Corporate Auditor (Full Time) (since Jun. 2012)

Prior Positions:
Jun. 2012	Assistant to Corporate Auditor
Apr. 2008	General Manager of Internal Audit Dept.
Sep. 2006	General Manager of Corporate Controlling Dept.
Apr. 2004	General Manager of Corporate Accounting Dept.
Apr. 1977	Joined the Company

Principal Business Activities Outside the Company:
None

Makoto Okitsu

Date of Birth:	Dec. 2, 1939
Corporate Auditor Since:	Jun. 2006
Current Position:	Outside Corporate Auditor (since Jun. 2006)

Positions Outside the Company:
Jun. 2008	Advisor of Teijin Limited (current position)
Jun. 2006	Chairman and Director of Teijin Limited
Jun. 2005	Chairman and Director of Nabtesco Corporation (previously known as Teijin Seiki Co., Ltd.)
Jun. 2005	Chairman and Representative Director of Teijin Limited
Jun. 2004	Director of Teijin Limited
Sep. 2003	President and Representative Director of Nabtesco Corporation
Jun. 1999	Director of Teijin Limited
Jun. 1998	President and Representative Director of Teijin Seiki Co., Ltd.
Jun. 1996	Managing Director of Teijin Seiki Co., Ltd.
Jun. 1994	Director of Teijin Seiki Co., Ltd.
Apr. 1963	Joined Teijin Limited

Principal Business Activities Outside the Company:
Advisor of Teijin Limited

Hiroyuki Kamano

Date of Birth:	Jul. 21, 1945
Corporate Auditor Since:	Jun. 2007
Current Position:	Outside Corporate Auditor (since Jun. 2007)

Positions Outside the Company:
Oct. 1988	Partner of the Kamano Sogo Law Offices (current position)
Apr. 1981	Registered as attorney-at-law (bengoshi)
Dec. 1978	Retired from the Ministry of Foreign Affairs
Apr. 1971	Entered the Ministry of Foreign Affairs

Principal Business Activities Outside the Company:
Partner (attorney-at-law) of Kamano Sogo Law Offices
Outside Director of Sumitomo Life Insurance Company
Outside Director of NGK Insulators, Ltd.

Kunihiro Matsuo
Date of Birth:	Sep. 13, 1942
Corporate Auditor Since:	Jun. 2009
Current Position:	Outside Corporate Auditor (since Jun. 2009)

Positions Outside the Company:
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
Attorney-at-Law
Outside Director of Asahi Glass Co., Ltd.
Outside Director of Tokyo Stock Exchange Group, Inc.
Outside Corporate Auditor of Toyota Motor Corporation
Outside Corporate Auditor of Mitsui & Co., Ltd.
Outside Corporate Auditor of Brother Industries, Ltd.

Notes:

1)	Directors Kensuke Hotta, Noriaki Kano and Kouichi Ikeda satisfy the requirements for outside director set forth in Article 2, Item 15 of the Corporation Act of Japan.

2)	Corporate auditors Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo satisfy the requirements for outside corporate auditors set forth in Article 2, Item 16 of the Corporation Act of Japan.

3)	With respect to the standards for independence of outside directors and outside corporate auditors, the Company makes determinations by reference to the Guidelines Concerning Listed Company Compliance, Etc. of the Tokyo Stock Exchange, which lists circumstances when a conflict of interest may arise between general shareholders and an outside director or corporate auditor. The Company has determined that Directors Kensuke Hotta, Noriaki Kano and Kouichi Ikeda and Corporate Auditors Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo are independent as none of them have any special relationship with the Company and there are no conflicts of interest between general shareholders and any one of them.

4)	The Company introduced an executive officer system in June 1999. As of June 21, 2012, the Company has 37 officers including six persons simultaneously holding the position of director. Such persons have been marked with an asterisk next to their names in the above table.

5)	There are no family relationships between any of the directors or corporate auditors of the Company.

6)	There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the directors or corporate auditors of the Company were selected as a director or member of senior management.

Corporate Governance

Basic Stance on Corporate Governance

To continue to enjoy the trust and confidence of its stakeholders, Komatsu is working to strengthen its corporate governance structure, improve its management efficiency, conduct its business ethically and ensure sound management on a group-wide basis. To provide management transparency for its shareholders and investors, Komatsu discloses information in a fair and timely manner and actively engages in investor relations activities by holding meetings in Japan and overseas to explain its business results.

Current Corporate Governance Structure

The below paragraphs provide a brief description of Komatsu’s current corporate governance structure, including its organizational framework, decision-making process and collaboration efforts.

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

The Company’s Board of Directors meets every month, discusses and adopts resolutions concerning important matters and determines the management policies of Komatsu. The Company’s Board of Directors also closely supervises and monitors the performance of the management duties undertaken by representative and other directors. Three outside directors, each of whom satisfy the requirements for independence as set forth under the listed company rules of the Tokyo Stock Exchange and the Osaka Securities Exchange, have been appointed to the Company’s Board of Directors (which consisted of ten persons as of March 31, 2012) to enhance management transparency and objectivity.

With respect to corporate auditors (which consisted of five persons as of March 31, 2012), Komatsu has consistently made sure that at least half of them are outside corporate auditors. Currently, all three outside corporate auditors also satisfy the requirements for independence as set forth under the listed company rules of the Tokyo Stock Exchange and the Osaka Securities Exchange. Each corporate auditor attends the Company’s Board of Directors meetings and other important meetings and audits the performance of duties by directors. The Board of Corporate Auditors of the Company performs such audit functions by meeting every month, determines audit policies, establishes the scope of responsibilities and accountability, and receives periodic status update reports from the directors as to the performance of his or her management duties. The Company has established the Office of Auditors’ Staff and assigned five employees who work as full-time and part-time assistants to the corporate auditors.

In order to ensure that its outside directors and outside corporate auditors can perform their duties as expected and that the Company can find highly qualified candidates in the future, the Company has entered into limited liability agreements that limit the liability of the outside directors and outside corporate auditors in the event of a dereliction of duty in accordance with Article 427, Paragraph 1 of the Corporation Act. The limit on liability provided in said agreements shall be as prescribed by laws and regulations.

b. Support for Outside Directors and Outside Corporate Auditors

As a general rule, the Company provides materials for Board meetings to outside directors and outside corporate auditors in advance of the meetings so that they have sufficient time to review the matters that are to be discussed. With respect to matters that may be of particular importance, the Board of Directors discusses them at the Board meeting prior to the Board meeting where such matters are scheduled for resolution. In this manner, the Company ensures that the directors have sufficient time to review the matters before decisions are made and that they will have an opportunity to consider the points noted in earlier discussions before deciding upon such matters.

c. Collaboration between Corporate Auditors and Independent Public Accounting Firm

To complete the audit process effectively and efficiently, corporate auditors exchange opinions with the contracted independent public accounting firm concerning audit policies, audit items to be focused upon and audit approaches. Corporate auditors also observe the independent public accounting firm when the firm audits Komatsu’s business bases, affiliated companies and other related entities. Corporate auditors and the independent public accounting firm also hold meetings to exchange audit information as needed during a given fiscal year. These exchanges lead to better collaboration between corporate auditors and the independent public accounting firm and a more expeditious audit process. In addition, corporate auditors receive reports of the independent public accounting firm’s review at the end of the first, second and third quarters, and review and confirm important financial statement matters at the end of the second quarter and the fiscal year-end. Furthermore, corporate auditors evaluate the methods and results of the independent public accounting firm’s review and audit by listening to their summaries and analyzing their review and audit reports.

When the Board of Corporate Auditors approves the engagement of an accounting firm to perform audit and non-audit work, the Board defines the policies, procedures and other related matters for such work, and conducts preliminary reviews of individual procedures followed by the accounting firm in order to maintain the independence of the accounting firm from Komatsu.

d. Collaboration between Corporate Auditors and the Internal Audit Department

The Internal Audit Department, in cooperation with other related departments, regularly audits business bases and affiliated companies both in Japan and overseas, evaluates the effectiveness of their internal control, reinforces their risk management and works to prevent misconduct and errors. Corporate auditors observe audits by the Internal Audit Department, form their own audit opinions, and give advice and recommendations to the Internal Audit Department.

In addition to reporting its audit results to the Board of Corporate Auditors, the Internal Audit Department works closely with the corporate auditors by providing various information relevant to their duties on a routine basis. There are 26 employees in the Internal Audit Department.

e. Collaboration between the Internal Audit Department and the Independent Public Accounting Firm

In assessing the effectiveness of internal control, the Internal Audit Department and the independent public accounting firm collaborate as needed by exchanging opinions and sharing information.

Komatsu has entered into an audit contract with KPMG AZSA LLC and receives audit services for its accounts in connection with both non-consolidated and consolidated financial statements. Komatsu has also entered into consultation contracts with a number of law firms, receiving advice on important legal issues as needed, in an effort to reduce its legal risk.

In 1995, Komatsu established the International Advisory Board (“IAB”) to obtain objective advice and suggestions concerning Komatsu as a global company from internationally leading figures. IAB meets once a year to exchange opinions on various matters.

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

The remuneration for Directors is composed of a fixed, monthly remuneration and a variable remuneration linked to Komatsu’s consolidated performance. The variable remuneration for Directors is linked to Komatsu’s consolidated performance as measured by Komatsu’s consolidated return-on-equity and return-on-asset performance indicators, subject to certain adjustment indicators for growth and segment profit margins, as set forth in further detail in the below table. The variable remuneration can range from 0% up to a maximum of 60% of the total annual remuneration paid to Directors. Two-thirds of the total amount of the variable remuneration is expected to be paid out in the form of cash bonuses, and the remaining one-third as stock-based remuneration in the form of stock acquisition rights. Stock-based remuneration in the form of stock acquisition rights is provided so that Directors foster the same perspective on corporate value as shareholders and are incentivized to work towards enhancing the long-term corporate value of the Company. In the event that the variable remuneration is 0%, only the fixed, monthly remuneration will be paid out to Directors.

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

The aggregate compensation, including cash bonuses and stock reacquisition rights, paid to all Directors and Corporate Auditors by the Company for the fiscal year ended March 31, 2012 for their respective services, was ¥1,077 million. The breakdown of the compensation is set forth below.

(Millions of Yen)

Remuneration	Number of Persons Paid	Monetary Remuneration			Non-Monetary Remuneration, Etc.
		Salary	Cash Bonus	Total	Stock Acquisition Rights	Total Amount of Remuneration Paid
Directors	13	424	339	763	198	961
(Outside Directors included above)	(3)	(40)	(9)	(49)	(5)	(53)
Corporate Auditors	5	117	—	117	—	117
(Outside Corporate Auditors included above)	(3)	(44)	(—)	(44)	(—)	(44)
Total	18	540	339	879	198	1,077
(Outside Directors and Outside Corporate Auditors included above)	(6)	(83)	(9)	(92)	(5)	(97)

Notes:

1)	As of the end of the fiscal year ended March 31, 2012, there were ten (10) Directors (three (3) of whom were Outside Directors) and five (5) Corporate Auditors (three (3) of whom were Outside Corporate Auditors). The numbers of persons and the remuneration amounts set forth in the above table, however, also include numbers and remuneration amounts paid during the fiscal year ended March 31, 2012 to three (3) Directors who retired as of the close of the 142nd ordinary general meeting of shareholders (held on June 22, 2011).

2)	During the 135th ordinary general meeting of shareholders (held in June 2004), the shareholders resolved that the aggregate maximum amount of remuneration to be paid to Directors per month (excluding bonuses and stock acquisition rights) shall not exceed ¥60 million (excluding any amounts that are paid as a salary to Directors who are concurrently an employee of the Company) and the aggregate maximum amount of remuneration to be paid to Corporate Auditors per month shall not exceed ¥10 million. At the 141st ordinary general meeting of shareholders (held in June 2010), the shareholders approved the establishment of the maximum limit of ¥360 million (excluding any amounts that are paid as a salary to Directors who are concurrently an employee of the Company) for the yearly remuneration for Directors of the Company in the form of stock acquisition rights (of which no more than ¥50 million shall be allocated to Outside Directors).

3)	The remuneration value for stock acquisition rights included in the “Total Amount of Remuneration Paid” is the amount that has been recorded by the Company from an accounting perspective as “Non-Monetary Compensation, etc.” for the fiscal year ended March 31, 2012.

4)	No additional salary was paid to those Directors who concurrently were employees of the Company.

5)	The figures in the above table have been rounded to the nearest Yen one million.

Below are the names, titles and amounts of remuneration paid by the Company to persons whose remuneration (including cash bonuses and stock acquisition rights) equaled or exceeded ¥100 million for the fiscal year ended March 31, 2012.

(Millions of Yen)

Name and Title	Monetary Remuneration			Non-Monetary Remuneration, Etc.	Total Amount of Remuneration Paid
	Salary	Cash Bonus	Total	Stock Acquisition Rights
Kunio Noji, President Representative Director and Chief Executive Officer	92	80	171	45	216
Masahiro Sakane, Chairman of the Board and Director	84	73	156	45	201
Yoshinori Komamura, Executive Vice President and Representative Director	55	48	103	28	131

Notes:

1)	The remuneration value for stock acquisition rights included in the “Total Amount of Remuneration Paid” is the amount that has been recorded by the Company from an accounting perspective as “Non-Monetary Compensation, etc.” for the fiscal year ended March 31, 2012. More specifically, Kunio Noji and Masahiro Sakane have each been granted the right to acquire 19,700 shares of the common stock of the Company and Yoshinori Komamura has been granted the right to acquire 12,300 shares of the common stock of the Company (all at an exercise price per share of ¥1). In accordance with the Accounting Standards Board of Japan Statement No. 8 Accounting Standard for Share-based Payment, the remuneration value for stock acquisition rights that has been recorded by the Company from an accounting perspective for the fiscal year ended March 31, 2012 has been calculated by multiplying the fair value per share (¥2,268 per share) as of the grant date (August 1, 2011) by the number of shares granted.

2)	The retirement allowance system for Directors and Corporate Auditors has been abolished as of June 2007.

3)	The figures in the above table have been rounded to the nearest Yen one million. Accordingly, the amounts do not necessarily add up to figures provided under “Monetary Remuneration — Total” or “Total Amount of Remuneration Paid.”

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

Retirement Allowance

At the ordinary general meeting of shareholders held on June 22, 2007, a resolution was passed to abolish the retirement benefit system for Directors and Corporate Auditors and to pay each Director and Corporate Auditor the amount of retirement benefits for the period of service up to June 22, 2007 at the time of their respective retirement. Accordingly, Komatsu did not make any provision for retirement allowance for the fiscal year ended March 31, 2012 and will not make any provision for retirement allowance in the future.

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

At the 141st ordinary general meeting of shareholders held on June 23, 2010, the shareholders approved the establishment of the maximum limit of ¥360 million for the yearly remuneration for Directors of the Company in the form of stock acquisition rights (of which no more than ¥50 million shall be allocated for Outside Directors). Within this maximum limit, the Company may issue stock acquisition rights upon resolution of the Board of Directors. The maximum number of stock acquisition rights to be issued on a date within one year from the day of the ordinary general meeting of shareholders of the respective fiscal year is 2,390 units (of which a total number of 330 units is allocated for Outside Directors). The maximum number of shares of common stock of the Company subject to stock acquisition rights is 239,000 shares (of which 33,000 shares are allocated for Outside Directors).

During the fiscal year ended March 31, 2012, the Company granted to its Directors 872 stock acquisition rights conferring the right to purchase a total number of 87,200 shares of common stock of the Company. The exercise price for these stock acquisition rights granted as of August 1, 2011 was ¥1 per share. These stock acquisition rights are exercisable from August 1, 2014 to July 31, 2019.

For additional information regarding the stock acquisition rights granted to Directors and certain employees of the Company and Directors of its subsidiaries during the fiscal year ended March 31, 2012, see Item 6.E. “Share Ownership.”

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

For information relating to the period during which each of the Company’s Directors and Corporate Auditors have served in their respective offices, see Item 6.A. Directors and Senior Management.

The Company does not have a remuneration committee but does have a Compensation Advisory Committee that is comprised of a majority of external experts as noted in Item 6.B. Compensation.

None of the Directors have entered into service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

D. Employees

The following table shows the number of employees of the Company by operating segment as of March 31, 2012, 2011 and 2010.

Number of employees by operating segment

	As of March 31,
	2012	2011	2010
Construction, Mining and Utility Equipment	39,462	36,470	33,766
	(6,171)	(4,950)	(3,926)

Industrial Machinery and Others	4,057	3,924	4,180
	(1,034)	(904)	(901)

Corporate	687	665	572
	(162)	(110)	(113)

Total	44,206	41,059	38,518
	(7,367)	(5,964)	(4,940)

Notes:

1)	The numbers in parentheses refer to the average number of temporary employees during the relevant fiscal year ended March 31, which are not included in the number of employees.

2)	The number of employees under “Corporate” refers to employees working for administrative departments who cannot be classified into the two operating segments.

3)	The number of employees as of March 31, 2012 increased by 3,147 as compared to the number as of March 31, 2011. This increase was due primarily to the expansion of Komatsu’s business and the inclusion of employees of newly consolidated subsidiaries.

The Company has a labor contract with the Komatsu Labor Union covering conditions of employment. This contract, which provides that all employees except management and certain other enumerated personnel must become union members, has been renegotiated every two years and its present term runs until August 2013.

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

E. Share Ownership

The following table sets forth the number of shares owned by the Directors and Corporate Auditors of the Company as of May 31, 2012.

Name	Position	Number of shares held (in thousands)
Masahiro Sakane	Chairman of the Board, Director	110
Kunio Noji	President, Representative Director	81
Yoshinori Komamura	Executive Vice President, Representative Director	30
Mamoru Hironaka	Director	19
Tetsuji Ohashi	Director	21
Mikio Fujitsuka	Director	18
Fujitoshi Takamura	Director	17
Kensuke Hotta	Director	1
Noriaki Kano	Director	17
Kouichi Ikeda	Director	—
Kyoji Torii	Corporate Auditor (Full time)	18
Makoto Morimoto	Corporate Auditor (Full time)	14
Makoto Okitsu	Corporate Auditor	—
Hiroyuki Kamano	Corporate Auditor	3
Kunihiro Matsuo	Corporate Auditor	—

Total		353

Note:	The number of shares for each Director and Corporate Auditor are rounded down. Accordingly, the sum of the amounts indicated in the “Number of shares held (in thousands)” column may not add up to the figure provided as the “Total.”

The total number of shares of the Company’s stock owned by the Company’s Directors and Corporate Auditors is less than one percent of the issued and outstanding shares of common stock of the Company.

As noted in Item 6.B. “Compensation,” during the fiscal year ended March 31, 2012, Directors of the Company were granted 872 stock acquisition rights (conferring the right to purchase a total number of 87,200 shares of common stock of the Company), and the exercise price for these stock acquisition rights granted as of August 1, 2011 was ¥1 per share. These stock acquisition rights are exercisable from August 1, 2014 to July 31, 2019.

Pursuant to approval by the shareholders at the ordinary general meeting of shareholders, certain employees of the Company and directors of major subsidiaries of the Company were granted in the aggregate 2,529 stock acquisition rights (conferring the right to purchase a total number of 252,900 shares of common stock of the Company) during the fiscal year ended March 31, 2012. The exercise price for these stock acquisition rights granted as of August 1, 2011 was ¥1 per share. These stock acquisition rights are exercisable from August 1, 2014 to July 31, 2019.

At the 143rd ordinary general meeting of shareholders held on June 20, 2012, it was approved that the Company grant no more than 2,555 stock acquisition rights (conferring the right to purchase a total number of 255,500 shares of common stock of the Company) to employees of the Company and directors of major subsidiaries of the Company. At such ordinary general meeting of shareholders, the Company’s Board of Directors was given the authority to issue such stock acquisition rights to employees of the Company and directors of major subsidiaries of the Company as it deems appropriate.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows the number of the Company’s shares held by the 10 major shareholders of the Company and their ownership percentage as of March 31, 2012.

Major Shareholders as of March 31, 2012

	Number of Shares Held	Percentage
Name of Major Shareholders	(in thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	51,214	5.20
The Master Trust Bank of Japan, Ltd. (Trust Account)	43,285	4.40
Taiyo Life Insurance Company	38,000	3.86
Nippon Life Insurance Co.	33,283	3.38
JPMorgan Chase Bank 380055	32,478	3.30
SSBT OD05 OMNIBUS ACCOUNT — TREATY CLIENTS	24,489	2.49
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	24,177	2.45
State Street Bank and Trust Company	24,047	2.44
Sumitomo Mitsui Banking Corporation	17,835	1.81
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension	12,982	1.32

Total of Top 10 Shareholders	301,795	30.69

Notes:

1)	The figures for each shareholder are rounded. Accordingly, the sum of the amounts indicated in each column does not necessarily add up to the figures provided as “Total of Top 10 Shareholders.”

2)	30,330 thousand shares of treasury stock held by the Company are excluded from the Major Shareholders list above.

3)	Shares held by the Japan Trustee Services Bank, Ltd. and The Master Trust Bank of Japan, Ltd. are held through trusts.

To the best knowledge of the Company, no significant change has occurred in the ownership percentage of the major shareholders listed above during the past three years.

The Company’s major shareholders are not entitled to any voting rights that are not provided to the other shareholders.

As of March 31, 2012, 20.7% of the shares of common stock issued (983,130,260 shares) were held of record by 226 residents of the United States, of which 24,177,913 shares were in the form of ADSs and 179,696,484 shares were held of record in the form of common stock.

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

B. Related Party Transactions

In the ordinary course of business, Komatsu purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. Komatsu regularly has trade accounts and other receivables payable by, and accounts payable to, its affiliates accounted for by the equity method. Furthermore, Komatsu has made loans to its affiliates accounted for by the equity method for the fiscal year ended March 31, 2012. Komatsu believes all of these transactions with, and loans to, its affiliates accounted for by the equity method to be arms-length transactions. In addition, Komatsu does not consider the amounts of these transactions with, or loans to, its affiliates accounted for by the equity method to be material to its business.

For additional information, see Note 7 to the Consolidated Financial Statements included elsewhere in this report.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See the Consolidated Financial Statements and Notes to the Consolidated Financial Statements included in the Company’s Financial Report to Shareholders for the fiscal year ended March 31, 2012 attached hereto.

Legal Proceedings

Komatsu is involved in certain legal actions and claims arising out of the ordinary course of its business. It is the opinion of Komatsu’s management and its legal counsel that such litigation and claims will be resolved without any material effect on Komatsu’s financial position or profitability.

Dividend Policy

The Company makes effort to provide steady dividend payments, taking into consideration the consolidated business results in determining the amount of profit to redistribute. The Company’s goal is to provide a consolidated dividend payout ratio of 20% or higher and the Company maintains a policy of not decreasing dividends as long as the consolidated payout ratio does not surpass 40%. The Company distributes dividends twice a year (i.e., year-end dividends and interim dividends). The resolutions for the distributions of year-end dividends and of interim dividends are adopted at the ordinary general meeting of shareholders and at the meeting of the Board of Directors. For the fiscal year ended March 31, 2012, the Company set interim dividends of ¥21.0 per share, and year-end dividends of ¥21.0 per share, for a total annual per share dividend of ¥42.0.

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

Item 9. The Offer and Listing

A. Offer and Listing Details

The shares of common stock of the Company have been listed on the Tokyo Stock Exchange (“TSE”) and the Osaka Securities Exchange in Japan since May 1949.

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

As of March 31, 2012, 952,261,022 shares were outstanding out of a total of 983,130,260 shares of common stock issued. This incorporates 24,177,913 ADSs (equivalent to 24,177,913 shares of common stock when using the current ratio of one ADS representing one common stock, or approximately 2.5% of the total number of shares of common stock outstanding) held by 32 registered ADR holders.

The following table sets forth the reported high and low sales prices of the Company’s stock on the TSE and the reported high and low sales prices of ADSs for the periods indicated.

	TSE (Japanese Yen)		ADS (U.S. dollars)
Period	High	Low	High	Low

Annual highs and lows
The fiscal year ended March 31, 2008	4,090	2,175	34.68	20.68
The fiscal year ended March 31, 2009	3,440	702	32.62	8.18
The fiscal year ended March 31, 2010	2,099	1,090	22.93	11.25
The fiscal year ended March 31, 2011	2,858	1,571	35.00	17.47
The fiscal year ended March 31, 2012	2,926	1,449	36.18	19.05

Quarterly highs and lows
The fiscal year ended March 31, 2011
1st quarter	2,023	1,580	21.53	17.47
2nd quarter	1,963	1,571	23.50	17.98
3rd quarter	2,515	1,880	30.50	22.74
4th quarter	2,858	2,060	35.00	28.61

The fiscal year ended March 31, 2012
1st quarter	2,926	2,235	36.18	28.00
2nd quarter	2,595	1,631	32.27	21.28
3rd quarter	2,063	1,449	26.69	19.05
4th quarter	2,512	1,804	30.83	23.52

Monthly highs and lows
December 2011	2,063	1,746	26.46	22.54
January 2012	2,165	1,804	28.95	23.52
February 2012	2,470	2,112	30.83	27.08
March 2012	2,512	2,196	30.11	27.53
April 2012	2,437	2,265	29.78	27.82
May 2012	2,298	1,850	28.30	23.22

Note:	During the fiscal year ended March 31, 2010, the Company changed the ratio of common stock represented by ADSs. Prior to February 16, 2010, each ADS represented four shares of the Company’s common stock. On and after February 16, 2010, each ADS represents one share of the Company’s common stock. The high and low sales prices set forth in the above table prior to March 2010 have been revised by dividing the actual sales price that were reported using the ratio of one ADS to four common stock (the ratio that was in effect prior to March 2010) by four.

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

II. Objectives and Purposes

The objectives and purposes of the Company, provided in Art 2 of the Company’s Articles of Incorporation, is to engage in the following businesses:

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

The Corporation Act of Japan provides that the incurrence by a corporation of a significant amount of borrowings from a third party needs approval of the corporation’s board of directors (Art. 362, Paragraph 4, Item 2). The Company’s Regulations of the Board of Directors contain corresponding provisions (The Articles of Incorporation of the Company have no specific provisions as to a borrowing power exercisable by the Directors.) There is no mandatory retirement age for Directors under the Corporation Act of Japan, the Articles of Incorporation or the Regulations of the Board of Directors of the Company. There is no requirement concerning the number of shares an individual must hold in order to qualify as a Director of the Company under the Corporation Act of Japan, the Articles of Incorporation or the Regulations of the Board of Directors of the Company.

IV. Common Stock

Set forth below is information relating to the Company’s shares of common stock, including brief summaries of the relevant provisions of its Articles of Incorporation and Share Handling Regulations of the Company, as currently in effect, and of the Corporation Act of Japan and related legislation.

General

The Company’s authorized share capital is 3,955,000,000 shares, of which 983,130,260 shares were issued as of May 31, 2012. Under the Corporation Act of Japan and the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks and Other Securities of Japan (including regulations promulgated thereunder; the “Book-Entry Law”), the listed companies issue no share certificates and any share certificates of such companies are invalid after January 5, 2009. Shares of such companies must be registered, and are transferable by an agreement between the transferor and the transferee but such transfer may not be asserted against a third party without its registration. In order to assert shareholders’ rights against the Company, a shareholder must have its name and address, etc. registered on the shareholder register under the Corporation Act of Japan and the Book-Entry Law, in accordance with the Company’s Share Handling Regulations.

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

102

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

Rights of Shareholders

•Dividends from Surplus

Under the Corporation Act of Japan, a joint stock corporation can make distribution of dividends from surplus to its shareholders (or pledgees) by the resolution of its shareholders’ meeting anytime. Under the Company’s Articles of Incorporation, it is only stipulated that the record date of year-end dividends shall be March 31 of each year, but it does not prevent the Company from making distribution of dividends from surplus based on other record dates. In addition, under the Corporation Act of Japan, a joint stock corporation can stipulate in its articles of incorporation, that it may distribute interim dividends to its shareholders (or pledgees) once per business year by resolution of its board of directors. Under the Company’s Articles of Incorporation, the Company may, by resolution of the Board of Directors, distribute interim dividends, on the record date of which is September 30 in each year. Furthermore, under the Corporation Act of Japan, the Company is able to stipulate in its Articles of Incorporation that it can basically (i.e., other than the cases where its non-consolidated annual financial statements and certain documents relating to the latest fiscal year do not present fairly its assets and profits or losses, as required by ordinances of the Ministry of Justice) make distribution of dividends from surplus to its shareholders (or pledgees) by the resolution of its Board of Directors as long as the term of office of its directors expires no later than the close of an ordinary general meeting of shareholders with respect to the latest fiscal year ending within one year from the assumption of office and it has the Board of Corporate Auditors and an Accounting Auditor, but the Company has not stipulated such clauses in its Articles of Incorporation.

Dividends from surplus will usually be distributed in cash, but it can be distributed in kind under the Corporation Act of Japan. If a distribution of dividends from surplus is to be made in kind, the Company may, pursuant to a resolution of a general meeting of shareholders which determines to make the distribution, grant rights to its shareholders to require the Company to make such distribution in cash instead of in kind to shareholders. If no such rights are granted to shareholders, the relevant dividends from surplus must be approved by a special resolution of a general meeting of shareholders.

The Corporation Act of Japan requires that, until the aggregate amount of the Company’s legal reserve and additional paid-in capital is at least one-quarter of its stated capital, it set aside in its legal reserve and/or additional paid-in capital an amount equal to at least one-tenth of the amount of the dividends of surplus distributed.

The distributable amount of surplus is calculated by making some adjustments to the amount of surplus.

Under the Corporation Act of Japan, the amount of surplus is calculated by the following formula:

(1) base amount + (2) additional amount - (3) subtractive amount, where

(1)	the total amount of other capital surplus and other retained earnings as of the end of the last business year.

(2)	(a)	the amount of the consideration for treasury stock disposed of after the end of the last business year less the book value thereof;

(b)	the amount of reduction of stated capital made after the end of the last business year less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any);

(c)	the amount of reduction of additional paid-in capital or legal reserve made after the end of the last business year less the portion thereof that has been transferred to stated capital (if any).

(3)	(a)	the book value of treasury stock retired after the end of the last business year;

(b)	the total book value of surplus reduced by the distribution of dividends from surplus made after the end of the last business year;

(c)	other amounts set forth in ordinances of the Ministry of Justice.

The distributable amount of surplus is calculated by the following formula:

(A)	the amount of surplus + (B) additional amounts - (C) subtractive amounts, where

(A)	the amount of surplus

(B)	(a) the amount of profit in the extraordinary financial statements

(b)	the amount of consideration for any of its treasury stock disposed of recorded in the extraordinary financial statements

(C)	(a) the book value of its treasury stock

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

•Japanese Unit Share System

Since August 1, 2006, 100 shares of common stock of the Company constitute one trading “unit”. The Corporation Act of Japan permits the Company, by resolution of its Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend its Articles of Incorporation to this effect without the approval of a shareholders’ meeting.

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

•

to receive shares and/or cash by way of consolidation of stocks, stock splits, gratis issue of shares to shareholders, stock-for-stock exchange (kabushiki-kokan) or stock-for-stock transfer (kabushiki-iten), corporate split or merger,

•	to receive shares, cash and/or other assets in exchange for shares in which a shareholder of the Company has the option to acquire or which the Company has the option to acquire,

•	to participate in any distribution of surplus assets upon liquidation,

•	to request the Company to purchase shares constituting less than one unit, and

•	any other rights which are prohibited from being restricted by Art. 189, Paragraph 2 of the Corporation Act of Japan and ordinances of the Ministry of Justice.

•Ordinary and Extraordinary General Meeting of Shareholders

The Company usually holds its ordinary general meeting of shareholders in June of each year in Minato-ku, Tokyo or in a neighboring district. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ prior notice. Under the Corporation Act of Japan and the Company’s Articles of Incorporation and Share Handling Regulations, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his or her resident proxy or mailing address in Japan, at least two weeks prior to the date of the meeting.

•Voting Rights

A shareholder is generally entitled to one vote per one unit of shares as described in this paragraph and under “Rights of Shareholders — Japanese Unit Share System” above. In general, under the Corporation Act of Japan, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Corporation Act of Japan and the Company’s Articles of Incorporation require a quorum for the election of directors and corporate auditors of not less than one-third of the total number of outstanding shares having voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of directors under the Company’s Articles of Incorporation. A corporate shareholder whose operation can be substantially controlled by the Company based on the reasons such as that the Company directly or indirectly owns not less than one-quarter of the total voting rights of such shareholder does not have voting rights. Shareholders may exercise their voting rights through proxies in accordance with the Company’s Articles of Incorporation, provided that those proxies are also shareholders who have voting rights.

Pursuant to the Corporation Act of Japan and the Company’s Articles of Incorporation, a quorum of not less than one-third of the outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

•	a reduction of stated capital;

•

amendment of the articles of incorporation (except amendments which the board of directors are authorized to make under the Corporation Act of Japan as described in “Rights of Shareholders — Stock Splits” and “Rights of Shareholders —Japanese Unit Share System” above);

•	establishment of a 100% parent-subsidiary relationship by way of stock-for-stock exchange (kabushiki kokan) or stock-for-stock transfer (kabushiki iten);

•	a dissolution, merger or consolidation;

•	a corporate split;

•	the transfer of the whole or an important part of the Company’s business;

•	taking over of the whole of the business of any other corporation; or,

•

any issuance of new shares at a “specially favorable” price, bonds or debentures with share acquisition rights to subscribe for new shares with “specially favorable” conditions or share acquisition rights with “specially favorable” conditions (otherwise than an allotment of the same to shareholders in proportion to shareholding, and the like.

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

•Record Date

March 31 of each year is the record date for the Company’s year-end dividends, if payable. September 30 of each year is the record date for its interim dividends, if payable. A holder of shares constituting one or more whole units who is registered as a holder on the Company’s register of shareholders at the close of business as of March 31 is also entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on March 31. In addition, the Company may set a record date for determining the shareholders entitled to the rights by giving at least two weeks’ public notice which is basically made via internet on the Company’s website.

The shares generally trade ex-dividends or ex-rights in the Japanese stock exchanges on the second business day before a record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings.

•Acquisition of Own Shares

Under the Corporation Act of Japan, the Company may acquire its own shares for any purposes subject to the authorization of shareholders at a general meeting of shareholders. In addition, the Company is authorized to purchase its own shares pursuant to a resolution of the Board of Directors pursuant to its Articles of Incorporation. The acquisition is generally subject to the condition that the aggregate amount of the purchase price must not exceed the distributable amount of surplus mentioned in “Rights of Shareholders — Dividends from Surplus” above.

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

In addition, the Company may acquire its shares by means of repurchase of any number of shares constituting less than one unit upon the request of the holder of those shares, as described under “Rights of Shareholders — Japanese Unit Share System” above.

•Holding of Shares by Foreign Investors

Other than the Japanese unit share system that is described under “Rights of Shareholders — Japanese Unit Share System” above, there are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the Company’s shares imposed by the laws of Japan or the Company’s Articles of Incorporation or other constituent documents.

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

In the absence of any applicable treaty or agreement reducing the maximum rate of withholding tax, the standard rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock of the Company) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals), except for any individual shareholder who holds 5% or more of the total shares issued by the relevant Japanese corporation, the aforementioned standard 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2013 and (ii) 15% for dividends due and payable on or after January 1, 2014.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of U.S. federal income tax consequences of the acquisition, ownership, and disposition of shares of common stock and ADSs of the Company to U.S. holders (as defined below). This summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership and disposition of shares of common stock or ADSs. This summary applies only to shares of common stock and ADSs acquired by U.S. holders and held as capital assets, within the meaning of section 1221(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and does not apply to persons in special tax situations, including, but not limited to, a person with a functional currency other than the U.S. dollar, a person that actually or constructively owns 10% or more of the Company’s voting stock, a tax-exempt organization, a bank, a financial institution, a real estate investment trust, a regulated investment company, a partnership or other flow-through entity, a dealer in securities or currencies, an insurance company, a securities trader electing to account for its investment in shares of common stock or ADSs on a mark-to-market basis, a person that owns shares of common stock or ADSs through a partnership or other entity treated as a partnership for U.S. federal income tax purposes or through a flow-through entity, a person who acquired shares of common stock or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation, or a person holding shares of common stock or ADSs in a hedging transaction or as part of a straddle or conversion transaction or other integrated financial transaction. In addition, this summary does not address the application, or the potential application, of the alternative minimum tax.

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

Passive Foreign Investment Company Rules

The Company believes that it should not be a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2012. In general, the Company will be a PFIC for any taxable year in which (i) at least 75% of its gross income is passive income, or (ii) the average percentage of its assets, as determined under applicable provisions of U.S. federal income tax laws, during the taxable year which produce passive income or which are held for the production of passive income is at least 50%. Passive income for this purpose generally includes dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions and certain other types of income. The PFIC determination is made annually and generally will depend upon the composition of the Company’s income and assets. There can be no assurance that the Company has not been, is not or will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held shares of common stock or ADSs, certain adverse tax consequences could apply to such U.S. holder. If the Company were treated as a PFIC for any taxable year during which you held shares of common stock or ADSs, the Company generally will continue to be treated as a PFIC for all succeeding years during which you hold such shares of common stock or ADSs.

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

In addition, certain U.S. holders are required to report information with respect to their investments in the shares of common stock or ADSs not held through an account with a U.S. financial institution to the IRS. If such a U.S. holder fails to report information required, such U.S. holder could become subject to substantial penalties. U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the shares of common stock or ADSs.

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

Foreign Exchange Risk

To reduce foreign exchange risks against foreign currency denominated assets, liabilities and certain forecasted transactions, Komatsu executes forward exchange contracts and option contracts in a range of 50% to 100% based on its projected cash flow in foreign currencies. The following table provides information concerning derivative financial instruments of Komatsu in relation to foreign currency exchange transactions that existed as of March 31, 2012, which are translated into Japanese yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2012. The notional amount of option contracts was ¥247 million (U.S.$3 million).

Forward Exchange Contracts

Forwards to sell foreign currencies:	Millions of yen (except average contractual rates)
	US$/Yen	CLP/US$	EUR/Yen	US$/EUR	Others	Total
Contract amounts	¥93,927	¥10,184	¥9,618	¥3,485	¥12,068	¥129,282
Average contractual rates	78.32Yen/US$	0.0021US$/CLP	106.84Yen/EUR	0.76EUR/US$	—	—
Fair value	¥(4,232)	¥23	¥(235)	¥43	¥(76)	¥(4,477)

Forwards to buy foreign currencies:	Millions of yen (except average contractual rates)
	US$/ZAR	Yen/AUD	Yen/Yuan	GBP/EUR	US$/RUB	Others	Total
Contract amounts	¥15,865	¥7,603	¥7,144	¥7,120	¥7,078	¥34,049	¥78,859
Average contractual rates	0.12US$/ZAR	81.95Yen/USD	12.53Yen/Yuan	0.84GBP/EUR	0.03US$/RUB	—	—
Fair value	¥(800)	¥(260)	¥(260)	¥(17)	¥(88)	¥(425)	¥(1,816)

Almost all of the above forward exchange contracts are expected to mature during the fiscal year ending March 31, 2013.

Currency Option

	Millions of yen (except average contractual rates)
Purchase to sell foreign currencies:	US$/EUR	Others	Total
Contract amounts	¥247	—	¥247
Average contractual rates	1.323US$/EUR	—	—
Fair value	5	—	5

All of the above currency options are expected to mature during the fiscal year ending March 31, 2013.

For the convenience of the reader, the below tables provide the U.S. dollar equivalent of the Japanese yen contract amounts for each transaction set forth in the above tables, calculated at the rate of U.S.$1.00 to ¥82.

Forward Exchange Contracts

	Thousands of U.S. dollars
Forwards to sell foreign currencies:	US$/Yen	CLP/US$	EUR/Yen	US$/EUR	Others	Total
Contract amounts	$1,145,451	$124,195	$117,293	$42,500	$147,171	$1,576,610
Fair value	$(51,610)	$280	$(2,866)	$524	$(926)	$(54,598)

	Thousands of U.S. dollars
Forwards to buy foreign currencies:	US$/ZAR	Yen/AUD	Yen/Yuan	GBP/EUR	US$/RUB	Others	Total
Contract amounts	$193,476	$92,720	$87,122	$86,829	$86,317	$415,231	$961,695
Fair value	$(9,756)	$3,171	$(3,171)	$207	$(1,073)	$(5,182)	$(22,146)

Currency Option

	Thousands of U.S. dollars
Purchase to sell foreign currencies:	US$/EUR	Others	Total
Contract amounts	$3,012	—	$3,012
Fair value	61	—	61

Interest Rate Risk

To reduce interest rate risk, Komatsu has engaged in certain interest rate swaps, cross-currency swaps and interest cap option transactions for interest payments and interest receipts. Certain interest rate swap contracts are not qualified as hedges for financial reporting purposes and are recorded at the fair value with the gains and losses thereof recognized as income and expense. For the fiscal year ended March 31, 2012, Komatsu did not enter into any interest cap option transactions.

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

Long-term debt excluding capital lease obligations (including due within one year)

				Millions of yen
	Average interest rate			Expected maturity date
		Fair value	Total	2013	2014	2015	2016	2017	Thereafter
Japanese yen bonds	1.17%	¥118,611	¥120,000	¥30,000	¥30,000	¥30,000	¥—	¥30,000	¥—
Euro medium-term notes (relating to variable interest rate)	1.66%	56,098	54,308	9,389	3,371	17,507	12,452	11,589	—
Loans, principally from banks (relating to variable interest rate)	5.49%	115,729	115,729	35,646	45,598	34,356	33	24	72
Loans, principally from banks (relating to fixed interest rate)	2.58%	126,383	127,613	38,044	21,769	34,800	31,125	1,495	380

Total		¥416,821	¥417,650	¥113,079	¥100,738	¥116,663	¥43,610	¥43,108	¥452

Interest rate swaps and cross-currency swaps

	Average interest rate				Millions of yen
					Expected maturity date
	Receive	Pay	Fair value	Total	2013	2014	2015	2016	2017	Thereafter
U.S. dollar interest rate swap	0.98%	2.18%	¥(73)	¥8,972	¥6,318	¥1,319	¥389	¥661	¥0	¥285
Yen/US$ cross-currency swap	0.69%	1.22%	1,076	7,600	7,600	—	—	—	—	—
Yen/EUR cross-currency swap	1.32%	1.93%	467	2,000	—	2,000	—	—	—	—
Euro interest rate swap	1.60%	3.06%	(251)	18,636	5,025	5,928	4,119	2,779	771	14
AUD interest rate swap	4.48%	5.21%	(714)	41,639	13,194	11,979	6,284	4,466	5,716	—
Others	—	—	(93)	4,167	276	1,030	1,946	258	657	—

Total	—	—	¥413	¥83,014	¥32,413	¥22,256	¥12,738	¥8,164	¥7,144	¥299

For the convenience of the reader, the below tables provide the U.S. dollar equivalent of the Japanese yen contract amounts for each transaction set forth in the above tables, calculated at the rate of U.S.$1.00 to ¥82.

Long-term debt excluding capital lease obligations (including due within one year)

				Thousands of U.S. dollars
	Average interest rate			Expected maturity date
		Fair value	Total	2013	2014	2015	2016	2017	Thereafter
Japanese yen bonds	1.17%	$1,446,476	$1,463,415	$365,854	$365,854	$365,854	$—	$365,853	$—
Euro medium-term notes (relating to variable interest rate)	1.66%	684,122	662,293	114,500	41,110	213,500	151,854	141,329	—
Loans, principally from banks (relating to variable interest rate)	5.49%	1,411,329	1,411,329	434,707	556,073	418,976	402	293	878
Loans, principally from banks (relating to fixed interest rate)	2.58%	1,541,256	1,556,256	463,951	265,476	424,390	379,573	18,232	4,634

Total	—	$5,083,183	$5,093,293	$1,379,012	$1,228,513	$1,422,720	$531,829	$525,707	$5,512

Interest rate swaps and cross-currency swaps

	Average interest rate				Thousands of U.S. dollars
					Expected maturity date
	Receive	Pay	Fair value	Total	2013	2014	2015	2016	2017	Thereafter
U.S. dollar interest rate swap	0.98%	2.18%	$(890)	$109,415	$77,049	$16,085	$4,744	$8,061	$—	$3,476
Yen/US$ cross-currency swap	0.69%	1.22%	13,122	92,683	92,683	—	—	—	—	—
Yen/EUR cross-currency swap	1.32%	1.93%	5,695	24,390	—	24,390	—	—	—	—
EUR interest rate swap	1.60%	3.06%	(3,061)	227,268	61,280	72,293	50,232	33,890	9,402	171
AUD interest rate swap	4.48%	5.21%	(8,707)	507,791	160,902	146,085	76,634	54,463	69,707	—
Others	—	—	(1,122)	50,819	3,366	12,562	23,731	3,147	8,013	—

Total			$5,037	$1,012,366	$395,280	$271,415	$155,341	$99,561	$87,122	$3,647

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

The below table sets forth the fees that an investor depositing or withdrawing shares must pay to the Depositary for certain services:

Investor depositing or withdrawing shares must pay:	For:
$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal including if the depositary agreement is terminated
$ 0.02 (or less) per ADS	Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders
Registration fees	Registration of transfer of shares on Komatsu’s share register to the name of the depositary or its nominee or the custodian or its nominee when shares are deposited or withdrawn
Expenses of the Depositary	Cable, telex, and facsimile transmissions (when expressly provided in the depositary agreement)
Converting foreign currency to US dollars
Taxes and other governmental charges the Depositary or custodian must pay on any ADSs or shares underlying ADSs	As necessary

For the fiscal year ended March 31, 2012, the Depositary paid the Company $30,000 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses for postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filings of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls) and expenses relating to Komatsu’s annual general shareholders’ meeting that are incurred with respect to Komatsu’s ADR holders.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of disclosure controls and procedures

Komatsu’s management performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer. Based on Komatsu’s evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of March 31, 2012, the end of the period covered by this report, the disclosure controls and procedures were adequate and effective.

Management’s annual report on internal control over financial reporting

The management of Komatsu is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Komatsu’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Komatsu’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Komatsu, (2) provide reasonable assurance that transactions are recorded as necessary for the financial statements to be prepared in accordance with U.S. GAAP, and that receipts and expenditures of Komatsu are being made only in accordance with authorizations of management and directors of Komatsu and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Komatsu’s assets that could have a material effect on its financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of Komatsu’s internal control over financial reporting as of March 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework.

Based on its assessment, management concluded that, as of March 31, 2012, Komatsu’s internal control over financial reporting was effective.

Komatsu’s independent registered public accountant firm, KPMG AZSA LLC, has issued an audit report on the effectiveness of Komatsu’s internal control over financial reporting as of March 31, 2012.

Changes in internal control over financial reporting

There has been no change in Komatsu’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board of Corporate Auditors of the Company has determined that Mr. Kyoji Torii and Mr. Makoto Morimoto each qualify as an “audit committee financial expert” as such term is defined under the rules of the SEC. Mr. Torii and Mr. Morimoto meet the independence requirements imposed on corporate auditors under the Corporation Act of Japan. Mr. Torii and Mr. Morimoto have long engaged in accounting-related duties at the Company, and have extensive experience and expertise regarding financial affairs and accounting matters. Since joining the Company in 1974, Mr. Torii has worked in the fields of accounting and finance. Mr. Torii served as the chief project manager of the Tax & Corporate Controlling Dept. from 1998 to 1999, the general manager of the Affiliated Companies Dept. from 1999 to 2002 and the general manager of the Planning & Administration Dept., Defense Systems Division from 2007 to 2009. Mr. Morimoto began his career at Komatsu in 1977, and since that time has worked in the field of finance and accounting for more than thirty years. Mr. Morimoto served as the General Manager of the Corporate Accounting Dept. from 2004 to 2006, the General Manager of the Corporate Controlling Dept. from 2006 to 2008 and the General Manager of the Internal Audit Dept. from 2008 to 2012.

Mr. Torii was elected as one of the corporate auditors of the Company at the ordinary general meeting of shareholders held in June 2009. Mr. Morimoto was elected as one of the corporate auditors of the Company at the ordinary general meeting of shareholders held in June 2012. See Item 6.A. for additional information regarding Mr. Torii and Mr. Morimoto.

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

No amendments have been made to the “Code of Ethics for Senior Officers” during or after the fiscal year ended March 31, 2012.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

KPMG AZSA LLC and the various member firms of KPMG International served as Komatsu’s principal independent registered public accounting firm for the fiscal years ended March 31, 2012 and 2011. Set forth below are the fees for services rendered by KPMG AZSA LLC and the various member firms of KPMG International for the fiscal years ended March 31, 2012 and 2011.

	(Millions of Yen)
	Fiscal Year ended March 31,
	2012	2011
Audit fees	¥1,616	¥1,689
Audit-related fees	11	6
Tax fees	34	28
All other fees	29	11

Total	¥1,690	¥1,734

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

Tax fees include fees billed for tax compliance, the review of tax return documents, documentation relating to transfer pricing, and international and domestic indirect tax.

All other fees consist of fees for all other services not included in any of the above categories, such as advisory services relating to the accounting manual.

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

For the fiscal year ended March 31, 2012, no services were provided for which pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements attached hereto.

Item 19. Exhibits

1.1	Articles of Incorporation of Komatsu Ltd., as amended (Translation)

1.2	Regulations of The Board of Directors (Translation)

2	Share Handling Regulations, as amended (Translation)

8	Significant subsidiaries of Komatsu Ltd., including additional subsidiaries that management has deemed to be significant, as of March 31, 2012 (See “Item 4. Information on the Company — Organizational Structure”)

11	Code of Ethics for Senior Officers (Translation)

12 a.	Certification of the CEO of the Company required pursuant to Rule 15d-14(a).

12 b.	Certification of the CFO of the Company required pursuant to Rule 15d-14(a).

13 a.	Certification of the CEO of the Company required pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13 b.	Certification of the CFO of the Company required pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Definition Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOMATSU LTD.

Date: June 29, 2012	By:	/s/ Mikio Fujitsuka
		Name:	MIKIO FUJITSUKA
		Position:	Director and Senior Executive Officer,
Chief Financial Officer

KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Komatsu Ltd.:

We have audited the accompanying consolidated balance sheets of Komatsu Ltd. and subsidiaries as of March 31, 2012 and 2011, and the related consolidated statements of income, equity and cash flows for each of the years in the three-year period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and subsidiaries as of March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Komatsu Ltd’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 29, 2012 expressed an unqualified opinion on the effectiveness of Komatsu Ltd’s internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2012 have been translated into United States dollars solely for convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 29, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Komatsu Ltd.:

We have audited the internal control over financial reporting of Komatsu Ltd. as of March 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting, which appears in Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Komatsu Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Komatsu Ltd. and subsidiaries as of March 31, 2012 and 2011, and the related consolidated statements of income, equity and cash flows for each of the years in the three-year period ended March 31, 2012, expressed in Japanese yen, and our report dated June 29, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 29, 2012

Consolidated Balance Sheets

Komatsu Ltd. and Consolidated Subsidiaries

March 31, 2012 and 2011

	Millions of yen		Thousands of U.S. dollars
Assets	2012	2011	2012
Current assets
Cash and cash equivalents (Note 9)	¥83,079	¥84,224	$1,013,159
Time deposits	907	734	11,060
Trade notes and accounts receivable (Note 4)	559,749	532,757	6,826,207
Inventories (Note 5)	612,359	473,876	7,467,792
Deferred income taxes and other current assets (Notes 9, 15, 19, 20, 21 and 23)	144,278	152,781	1,759,488

Total current assets	1,400,372	1,244,372	17,077,706

Long-term trade receivables (Note 4)	184,294	183,270	2,247,488

Investments
Investments in and advances to affiliated companies (Note 7)	20,565	25,115	250,793
Investment securities (Notes 6, 20 and 21)	54,192	60,855	660,878
Other	2,582	3,124	31,488

Total investments	77,339	89,094	943,159

Property, plant and equipment – less accumulated depreciation and amortization (Notes 8 and 16)	529,656	508,387	6,459,220

Goodwill (Note 10)	31,229	29,321	380,841

Other intangible assets – less accumulated amortization (Note 10)	57,953	53,971	706,744

Deferred income taxes and other assets (Notes 15, 19, 20 and 21)	39,686	40,722	483,976

	¥2,320,529	¥2,149,137	$28,299,134

	Millions of yen		Thousands of U.S. dollars
Liabilities and Equity	2012	2011	2012
Current liabilities
Short-term debt (Note 11)	¥215,824	¥130,308	$2,632,000
Current maturities of long-term debt (Notes 9, 11, 16 and 20)	119,457	122,608	1,456,793
Trade notes, bills and accounts payable	273,460	308,975	3,334,878
Income taxes payable (Note 15)	23,195	38,829	282,866
Deferred income taxes and other current liabilities (Notes 15, 19, 20, 21 and 23)	231,774	199,268	2,826,512

Total current liabilities	863,710	799,988	10,533,049

Long-term liabilities
Long-term debt (Notes 9, 11, 16 and 20)	312,519	291,152	3,811,207
Liability for pension and retirement benefits (Note 12)	50,685	48,027	618,110
Deferred income taxes and other liabilities (Notes 15, 19, 20 and 21)	36,158	37,290	440,951

Total long-term liabilities	399,362	376,469	4,870,268

Total liabilities	1,263,072	1,176,457	15,403,317

Commitments and contingent liabilities (Note 18)

Equity
Komatsu Ltd. shareholders’ equity (Note 13)
Common stock:
Authorized 3,955,000,000 shares
Issued 983,130,260 shares in 2012 and 998,744,060 shares in 2011
Outstanding 952,261,022 shares in 2012 and 967,902,641 shares in 2011	67,870	67,870	827,683
Capital surplus	138,384	140,523	1,687,610
Retained earnings:
Appropriated for legal reserve	37,954	34,494	462,854
Unappropriated	951,395	847,153	11,602,377
Accumulated other comprehensive loss (Notes 6, 12, 14, 19 and 21)	(142,389)	(131,059)	(1,736,451)
Treasury stock at cost, 30,869,238 shares in 2012 and 30,841,419 shares in 2011 (Note 13)	(43,518)	(35,138)	(530,707)
Total Komatsu Ltd. shareholders’ equity	1,009,696	923,843	12,313,366

Noncontrolling interests	47,761	48,837	582,451

Total equity	1,057,457	972,680	12,895,817

	¥2,320,529	¥2,149,137	$28,299,134

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Income

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2012, 2011 and 2010

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Net sales (Note 7)	¥1,981,763	¥1,843,127	¥1,431,564	$24,167,841
Cost of sales (Notes 16,19 and 24)	1,440,765	1,343,464	1,101,559	17,570,304
Selling, general and administrative expenses (Notes 3,16 and 24)	282,335	264,691	249,286	3,443,110
Impairment loss on long-lived assets (Notes 8,10,21 and 24)	3,106	5,142	3,332	37,878
Other operating income (expenses), net (Note 24)	786	(6,901)	(10,352)	9,585

Operating income	256,343	222,929	67,035	3,126,134

Other expenses, net (Note 24)	(6,734)	(3,120)	(2,056)	(82,122)
Interest and dividend income	3,776	4,493	6,158	46,049
Interest expense	(7,784)	(6,475)	(8,502)	(94,927)
Other, net (Notes 3,16,19 and 21)	(2,726)	(1,138)	288	(33,244)

Income before income taxes and equity in earnings of affiliated companies	249,609	219,809	64,979	3,044,012

Income taxes (Note 15)
Current	66,420	57,923	32,722	810,000
Deferred	8,050	6,783	(7,358)	98,171

Total	74,470	64,706	25,364	908,171

Income before equity in earnings of affiliated companies	175,139	155,103	39,615	2,135,841
Equity in earnings of affiliated companies	1,609	2,724	1,588	19,622

Net income	176,748	157,827	41,203	2,155,463

Less net income attributable to noncontrolling interests	(9,707)	(7,075)	(7,644)	(118,378)

Net income attributable to Komatsu Ltd.	¥167,041	¥150,752	¥33,559	$2,037,085

	Yen			U.S. cents
Per share data (Note 17):
Net income attributable to Komatsu Ltd.:
Basic	173.47	155.77	34.67	¢ 211.55
Diluted	173.32	155.66	34.65	211.36

Cash dividends per share	41.00	26.00	26.00	¢ 50.00

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Equity

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2012, 2011 and 2010

	Millions of yen
	Common stock	Capital surplus	Retained earnings		Accumulated other comprehensive loss	Treasury stock	Total Komatsu Ltd. shareholders’ equity	Non- controlling interests	Total equity
			Appropriated for legal reserve	Unappro- priated
Balance at March 31, 2009	¥67,870	¥140,092	¥28,472	¥719,222	¥(105,744)	¥(34,971)	¥814,941	¥33,393	¥848,334

Cash dividends				(25,180)			(25,180)	(3,368)	(28,548)
Transfer to retained earnings appropriated for legal reserve			3,511	(3,511)			—		—
Other changes							—	2,531	2,531
Comprehensive income (loss)
Net income				33,559			33,559	7,644	41,203
Other comprehensive income (loss), for the period, net of tax (Note 14)
Foreign currency translation adjustments					(904)		(904)	1,897	993
Net unrealized holding gains on securities available for sale					5,480		5,480		5,480
Pension liability adjustments					4,920		4,920	2	4,922
Net unrealized holding gains on derivative instruments					614		614	725	1,339

Comprehensive income							43,669	10,268	53,937

Issuance and exercise of stock acquisition rights (Note 13)		413					413		413
Purchase of treasury stock						(40)	(40)		(40)
Sales of treasury stock		(84)				256	172		172

Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799

Cash dividends				(25,178)			(25,178)	(994)	(26,172)
Transfer to retained earnings appropriated for legal reserve			2,511	(2,511)			—		—
Other changes		(51)			7		(44)	2,168	2,124
Comprehensive income (loss)
Net income				150,752			150,752	7,075	157,827
Other comprehensive income (loss), for the period, net of tax (Note 14)
Foreign currency translation adjustments					(37,237)		(37,237)	(2,292)	(39,529)
Net unrealized holding gains on securities available for sale					1,978		1,978		1,978
Pension liability adjustments					(91)		(91)		(91)
Net unrealized holding gains (losses) on derivative instruments					(82)		(82)	56	(26)

Comprehensive income							115,320	4,839	120,159

Issuance and exercise of stock acquisition rights (Note 13)		109					109		109
Purchase of treasury stock						(583)	(583)		(583)
Sales of treasury stock		44				200	244		244

Balance at March 31, 2011	¥67,870	¥140,523	¥34,494	¥847,153	¥(131,059)	¥(35,138)	¥923,843	¥48,837	¥972,680

Cash dividends (Note 13)				(39,701)			(39,701)	(6,447)	(46,148)
Transfer to retained earnings appropriated for legal reserve			3,460	(3,460)			—		—
Other changes		(245)			34		(211)	(4,024)	(4,235)
Comprehensive income (loss)
Net income				167,041			167,041	9,707	176,748
Other comprehensive income (loss), for the period, net of tax (Note 14)
Foreign currency translation adjustments					(8,759)		(8,759)	(193)	(8,952)
Net unrealized holding gains on securities available for sale					725		725		725
Pension liability adjustments					(1,930)		(1,930)	(13)	(1,943)
Net unrealized holding losses on derivative instruments					(1,400)		(1,400)	(106)	(1,506)

Comprehensive income							155,677	9,395	165,072

Issuance and exercise of stock acquisition rights (Note 13)		699					699		699
Purchase of treasury stock (Note 13)						(31,118)	(31,118)		(31,118)
Sales of treasury stock		(13)				520	507		507
Retirement of treasury stock (Note 13)		(2,580)		(19,638)		22,218	—		—

Balance at March 31, 2012	¥67,870	¥138,384	¥37,954	¥951,395	¥(142,389)	¥(43,518)	¥1,009,696	¥47,761	¥1,057,457

	Thousands of U.S. dollars
	Common stock	Capital surplus	Retained earnings		Accumulated other comprehensive loss	Treasury stock	Total Komatsu Ltd. shareholders’ equity	Non- controlling interests	Total equity
			Appropriated for legal reserve	Unappro- priated
Balance at March 31, 2011	$827,683	$1,713,695	$420,659	$10,331,134	$(1,598,280)	$(428,512)	$11,266,379	$595,573	$11,861,952

Cash dividends (Note 13)				(484,159)			(484,159)	(78,622)	(562,781)
Transfer to retained earnings appropriated for legal reserve			42,195	(42,195)			—		—
Other changes		(2,987)			415		(2,572)	(49,073)	(51,645)
Comprehensive income (loss)
Net income				2,037,085			2,037,085	118,378	2,155,463
Other comprehensive income (loss), for the period, net of tax (Note 14)
Foreign currency translation adjustments					(106,817)		(106,817)	(2,354)	(109,171)
Net unrealized holding gains on securities available for sale					8,841		8,841		8,841
Pension liability adjustments					(23,537)		(23,537)	(158)	(23,695)
Net unrealized holding losses on derivative instruments					(17,073)		(17,073)	(1,293)	(18,366)

Comprehensive income							1,898,499	114,573	2,013,072

Issuance and exercise of stock acquisition rights (Note 13)		8,524					8,524		8,524
Purchase of treasury stock (Note 13)						(379,488)	(379,488)		(379,488)
Sales of treasury stock		(159)				6,342	6,183		6,183
Retirement of treasury stock (Note 13)		(31,463)		(239,488)		270,951	—		—

Balance at March 31, 2012	$827,683	$1,687,610	$462,854	$11,602,377	$(1,736,451)	$(530,707)	$12,313,366	$582,451	$12,895,817

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2012, 2011 and 2010

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Operating activities
Net income	¥176,748	¥157,827	¥41,203	$2,155,463
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	90,106	89,467	91,319	1,098,854
Deferred income taxes	8,050	6,783	(7,358)	98,171
Net loss (gain) from sale of investment securities and subsidiaries	2,516	54	(679)	30,683
Net gain on sale of property	(915)	(2,807)	(373)	(11,159)
Loss on disposal of fixed assets	2,108	1,928	2,244	25,707
Impairment loss on long-lived assets	3,106	5,142	3,332	37,878
Pension and retirement benefits, net	1,536	(3,795)	(55)	18,732
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(21,862)	(147,477)	(71,459)	(266,610)
Decrease (increase) in inventories	(137,354)	(97,790)	117,707	(1,675,049)
Increase (decrease) in trade payables	(38,207)	101,595	(8,354)	(465,939)
Increase (decrease) in income taxes payable	(15,185)	17,876	11,311	(185,183)
Other, net	34,961	21,599	3,323	426,354

Net cash provided by operating activities	105,608	150,402	182,161	1,287,902

Investing activities
Capital expenditures	(126,090)	(100,820)	(92,401)	(1,537,683)
Proceeds from sale of property	8,364	9,605	11,212	102,000
Proceeds from sale of available for sale investment securities	1,757	2,132	1,005	21,427
Purchases of available for sale investment securities	(1,457)	(1,379)	(4,826)	(17,768)
Proceeds from sale of subsidiaries, net of cash disposed	—	—	661	—
Acquisition of subsidiaries and equity investees, net of cash acquired	(8,649)	976	1,107	(105,476)
Collection of loan receivables	2,101	1,926	11,559	25,622
Disbursement of loan receivables	(440)	(1,236)	(667)	(5,366)
Decrease (increase) in time deposits, net	(125)	287	(617)	(1,524)

Net cash used in investing activities	(124,539)	(88,509)	(72,967)	(1,518,768)

Financing activities
Proceeds from long-term debt	149,844	72,681	155,641	1,827,366
Repayments on long-term debt	(89,332)	(89,941)	(73,052)	(1,089,415)
Increase (decrease) in short-term debt, net	86,412	11,592	(139,067)	1,053,805
Repayments of capital lease obligations	(45,271)	(28,637)	(31,240)	(552,085)
Sale (purchase) of treasury stock, net	(30,680)	175	132	(374,146)
Dividends paid	(39,701)	(25,178)	(25,180)	(484,159)
Other, net	(12,491)	2,943	(3,597)	(152,329)

Net cash provided by (used in) financing activities	18,781	(56,365)	(116,363)	229,037

Effect of exchange rate change on cash and cash equivalents	(995)	(3,733)	(965)	(12,134)

Net increase (decrease) in cash and cash equivalents	(1,145)	1,795	(8,134)	(13,963)
Cash and cash equivalents, beginning of year	84,224	82,429	90,563	1,027,122

Cash and cash equivalents, end of year	¥83,079	¥84,224	¥82,429	$1,013,159

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2012, 2011 and 2010

Notes to Consolidated Statements

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

The consolidated net sales of Komatsu for the year ended March 31, 2012, consisted of the following: Construction, Mining and Utility Equipment – 87.8%, Industrial Machinery and Others – 12.2%.

Sales are made principally under the Komatsu brand name, and are almost entirely executed through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales for the year ended March 31, 2012, 79.7% were generated outside Japan, with 23.3% in the Americas, 10.5% in Europe and CIS, 13.6% in China, 25.9% in Asia (excluding Japan and China) and Oceania, and 6.4% in the Middle East and Africa.

The manufacturing operations of Komatsu are conducted primarily at plants in Japan, United States, Germany, United Kingdom, Sweden, Indonesia, Brazil, Italy, and China.

Basis of Financial Statement Presentation

The accompanying consolidated financial statements are prepared and presented in accordance with generally accepted accounting principals in the United States of America.

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts as of and for the year ended March 31, 2012, is included solely for the convenience of readers and has been made at the rate of ¥82 to $1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2012. Such translation should not be construed as a representation that Japanese yen amounts could be converted into United States dollars at the above or any other rate.

Summary of Significant Accounting Policies

(1) Consolidation and Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and all of its majority-owned domestic and foreign subsidiaries, except for certain immaterial subsidiaries.

Variable interest entities are consolidated in which the Company is the primary beneficiary in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards CodificationTM (“ASC”) 810, “Consolidation”. The consolidated balance sheets as of March 31, 2012 and 2011, include assets of ¥26,609 million ($324,500 thousand) and ¥26,020 million, respectively, of consolidated variable interest entities, which engage in equipment leasing in Europe. The majority of these assets are trade notes and accounts receivable, and long-term trade receivables.

Investments in affiliated companies whereby Komatsu has the ability to exercise significant influence over the operational and financial policies of a company, but does not have a controlling financial interest, are accounted for by the equity method.

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

(6) Property, Plant and Equipment, and Related Depreciation and Amortization

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated principally by the declining-balance method at rates based on the estimated useful lives of the assets. The estimated useful lives used in computing depreciation of property, plant and equipment are as follows:

Asset	Life
Buildings	3 to 50 years
Machinery and equipment	2 to 20 years

Certain leased machinery and equipment are accounted for as capital leases. The aggregate cost included in property, plant and equipment and related accumulated amortization as of March 31, 2012 and 2011 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Aggregate cost	¥27,409	¥83,436	$334,256
Accumulated amortization	16,527	36,331	201,549

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

Revenue from sales of products including construction, mining and utility equipment and industrial machinery is recognized when title and risk of ownership is transferred to independently owned and operated customers or dealers, which occur upon the attainment of customer acceptance or when installation is completed. The conditions of acceptance are governed by the terms of the contract or arrangement. For arrangements with multiple elements, which may include any combination of products, installation and maintenance, Komatsu allocates revenue to each element based on its relative fair value if such elements meet the criteria for treatment as a separate unit of accounting. When Komatsu enters into a separate contract to render transportation or technical advice, principally related to a sale of mining equipment and large-sized industrial machinery such as large presses, these service revenues are accounted for separately from the product sale and recognized at the completion of the service delivery specified in the contract.

Service revenues from repair and maintenance and from transportation are recognized at the completion of service-delivery. Revenues from long-term fixed price maintenance contracts are recognized ratably over the contract period.

Certain consolidated subsidiaries rent construction equipment to customers. Rent revenue is recognized on a straight-line basis over the rental period.

Revenues are recorded net of discounts. In addition, taxes collected from customers and remitted to governmental-authorities on revenue-producing transactions are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income.

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

Our foreign subsidiaries participate in a global cash pooling arrangement with a single financial institution, which is used to fund short-term liquidity needs. This arrangement contains specific provisions for the right to offset positive and negative cash balances on a global basis. The facility allows for cash withdrawals from this financial institution based upon our aggregate cash deposits within the same financial institution. Komatsu’s consolidated Balance Sheets as of March 31, 2012 and 2011 reflect cash net of withdrawals of ¥28,823 million ($351,500 thousand) and ¥39,729 million respectively.

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

(18) Recently Adopted Accounting Standards

In the fiscal year ended March 31, 2012, Komatsu adopted Accounting Standards Update (“ASU”) 2009-13, “Multiple-Deliverable Revenue Arrangements”. ASU 2009-13 establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The adoption of ASU 2009-13 did not have a material impact on Komatsu’s consolidated results of operations and financial condition.

In the fiscal year ended March 31, 2012, Komatsu also adopted ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements”. ASU 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements. The Update requires that hardware components of a tangible product containing component products always be excluded from the software revenue guidance. The adoption of ASU 2009-14 did not have any impact on Komatsu’s consolidated results of operations and financial condition.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the years ended March 31, 2012, 2011 and 2010, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Additional cash flow information:
Interest paid	¥7,309	¥6,367	¥8,533	$89,134
Income taxes paid	¥87,134	¥46,227	¥9,797	$1,062,610
Noncash investing and financing activities:
Capital lease obligations incurred	¥2,300	¥2,244	¥14,285	$28,049

Amounts reported in the other, net of net cash provided by operating activities in the accompanying consolidated statements of cash flows for the fiscal years ended March 31, 2012, 2011 and 2010 included an increase in advances received of ¥18,352 million ($223,805 thousand), an increase of ¥12,297 million and a decrease of ¥9,714 million respectively.

3. Business Combinations

(1) Gigaphoton Inc.

On May 18, 2011, the Company acquired additional 50,000 shares of Gigaphoton Inc. (hereinafter “Gigaphoton”) for cash consideration of ¥7,500 million ($91,463 thousand).

Prior to the additional acquisition, the Company held a 50.0% equity interest in Gigaphoton and accounted for the investment by the equity method. As a result of the additional investment, the Company’s ownership increased to 100.0% and Gigaphoton became a consolidated subsidiary of the Company.

Gigaphoton was established by Ushio Inc. (hereinafter “Ushio”) and the Company as a 50-50 joint-venture company to develop, manufacture, sell and service excimer laser light sources for lithography tools in August 2000.

To develop an extreme ultraviolet light source, Ushio and Gigaphoton have been working on different methods. Because Gigaphoton and Ushio will be competing on the same market, Ushio and the Company have decided to terminate the joint-venture agreement. As a wholly owned subsidiary of the Company, Gigaphoton is expected further expand its conventional excimer laser business and also accelerate the pace of research and development by teaming up with the Company to create an extreme ultraviolet light source as the basis for next-generation lithography tools.

Following is a summary of the assets acquired and liabilities assumed adjusted to reflect purchase price allocation as of the date of acquisition:

	Millions of yen	Thousands of U.S. dollars
Consideration
Cash and cash equivalents	¥7,500	$91,463

Fair value of total consideration transferred	7,500	91,463
Fair value of Komatsu’s equity interest in Gigaphoton held before the business combination	7,500	91,463

	¥15,000	$182,926

Acquisition-related cost (included in selling, general and administrative expenses)	¥36	$439

Recognized amounts of identifiable assets and liabilities assumed
Current assets	¥14,859	$181,206
Property, plant and equipment	2,376	28,976
Intangible assets	7,425	90,549
Other assets	15	183

Total assets acquired	24,675	300,914

Current liabilities	(7,860)	(95,854)
Long-term liabilities	(2,896)	(35,317)

Total liabilities assumed	(10,756)	(131,171)

Net assets acquired	13,919	169,743

Goodwill	1,081	13,183

	¥15,000	$182,926

The goodwill of ¥1,081 million ($13,183 thousand) was assigned to the Industrial Machinery and Others operating segment. The goodwill is not deductible for tax purposes.

As a result of remeasuring to fair value its 50% equity interest in Gigaphoton held before the business combination, a gain of ¥2,592 million ($31,610 thousand) was recorded in other expenses, net in the accompanying consolidated statement of income for the fiscal years ended March 31, 2012.

The amounts of Gigaphoton’s sales and net income included in Komatsu’s consolidated income statement since the date of acquisition of the additional 50.0% equity interest for the year ended March 31, 2012 were immaterial. Net sales and net income attributable to Komatsu Ltd. of the combined entity had the acquisition date been April 1, 2010 or April 1, 2009 would not differ materially from the amounts reported in the consolidated financial statements for the fiscal years ended March 31, 2011 and 2010.

(2) Komatsu Australia Corporate Finance Pty. Ltd.

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

The amounts of KACF’s sales and net income included in Komatsu’s consolidated income statement since the date of acquisition of the additional 10.0% equity interest for the year ended March 31, 2010 were immaterial. Net sales and net income attributable to Komatsu Ltd. of the combined entity had the acquisition date been April 1, 2009 would not also differ materially from the amounts reported in the consolidated financial statements for the fiscal years ended March 31, 2010.

4. Trade Notes and Accounts Receivable

Receivables at March 31, 2012 and 2011 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Trade notes	¥108,390	¥84,372	$1,321,829
Accounts receivable	464,884	461,132	5,669,317

Total	573,274	545,504	6,991,146
Long-term trade receivables	186,012	186,316	2,268,439

Total trade receivables	759,286	731,820	9,259,585
Less: total allowance	(15,243)	(15,793)	(185,890)

Net trade receivables	¥744,043	¥716,027	$9,073,695

Installment and lease receivables (less unearned interest) are included in trade notes and accounts receivable and long-term trade receivables.

The roll-forward schedule of the allowance for credit losses of the financing receivables for the year ended March 31, 2012 and 2011 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Balance at beginning of year	¥7,474	¥7,550	$91,146
Provision	1,256	2,277	15,317
Charge-offs	(1,004)	(1,855)	(12,244)
Other	24	(498)	293

Balance at end of year	¥7,750	¥7,474	$94,512

Past due financing receivables at March 31, 2012 and 2011 were not material.

Equipment sales revenue from sales-type leases is recognized at the inception of the lease. At March 31, 2012 and 2011, lease receivables comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Minimum lease payments receivable	¥232,798	¥209,723	$2,839,000
Unearned income	(21,839)	(20,035)	(266,329)

Net lease receivables	¥210,959	¥189,688	$2,572,671

The residual values of leased assets at March 31, 2012 and 2011 were not material.

Cash flows received from the sale of trade notes and accounts receivable for the years ended March 31, 2011 and 2010 were ¥406 million and ¥13,072 million. Komatsu did not have any cash flows from securitization activities from the sale of trade notes and account receivables for the fiscal year ended March 31, 2012.

5. Inventories

At March 31, 2012 and 2011, inventories comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Finished products, including finished parts held for sale	¥422,001	¥294,807	$5,146,353
Work in process	141,302	135,167	1,723,195
Materials and supplies	49,056	43,902	598,244

Total	¥612,359	¥473,876	$7,467,792

6. Investment Securities

Investment securities at March 31, 2012 and 2011, primarily consisted of securities available for sale. Komatsu does not have intentions to sell these securities within a year as of the balance sheet date.

Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at March 31, 2012 and 2011, are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2012
Investment securities:
Marketable equity securities available for sale	¥19,890	¥26,072	¥29	¥45,933

Other investment securities at cost	8,259

	¥28,149

At March 31, 2011
Investment securities:
Marketable equity securities available for sale	¥23,887	¥25,599	¥114	¥49,372

Other investment securities at cost	11,483

	¥35,370

	Thousands of U.S. dollars
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2012
Investment securities:
Marketable equity securities available for sale	$242,561	$317,951	$353	$560,159

Other investment securities at cost	100,719

	$343,280

Other investment securities primarily include non-marketable equity securities. The fair value of other investment securities was not estimated as it was not practicable to estimate the fair value of investments and no significant events or changes that might have effected the fair value of those investments were observed.

Proceeds from the sale of investment securities available for sale were ¥1,757 million ($21,427 thousand), ¥2,132 million and ¥1,005 million for the years ended March 31, 2012, 2011 and 2010, respectively.

Impairment losses and net realized gains or losses from sale of investment securities available for sale during the years ended March 31, 2012, 2011 and 2010, amounted to losses of ¥2,516 million ($30,683 thousand) and ¥54 million, gains of ¥679 million, respectively. Such gains and losses were included in other expenses, net in the accompanying consolidated statements of income.

The cost of the investment securities sold was computed based on the average cost method.

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2012 and 2011, are as follows:

	Millions of yen
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
At March 31, 2012
Investment securities:
Marketable equity securities available for sale	¥272	¥29	¥—	¥—	¥272	¥29

At March 31, 2011
Investment securities:
Marketable equity securities available for sale	¥479	¥114	¥—	¥—	¥479	¥114

	Thousands of U.S. dollars
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
At March 31, 2012
Investment securities:
Marketable equity securities available for sale	$3,317	$353	$—	$—	$3,317	$353

Komatsu judged the decline in fair value of investment securities at yearend to be temporary, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors.

7. Investments in and Advances to Affiliated Companies

At March 31, 2012 and 2011, investments in and advances to affiliated companies comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Investments in capital stock	¥19,737	¥23,206	$240,695
Advances	828	1,909	10,098

Total	¥20,565	¥25,115	$250,793

The investments in and advances to affiliated companies relate to 20% to 50% owned companies whereby Komatsu has the ability to exercise significant influence over the operational and financial policies.

Dividends received from affiliated companies were ¥566 million ($6,902 thousand), ¥469 million and ¥329 million during the years ended March 31, 2012, 2011 and 2010, respectively.

Trade notes and accounts receivable from affiliated companies at March 31, 2012 and 2011, were ¥23,439 million ($285,841 thousand) and ¥17,271 million, respectively.

Short-term loans receivable from affiliated companies at March 31, 2012 and 2011, were ¥664 million ($8,098 thousand) and ¥723 million, respectively.

Trade notes and accounts payable to affiliated companies at March 31, 2012 and 2011, were ¥8,396 million ($102,390 thousand) and ¥10,359 million, respectively.

Net sales to affiliated companies for the years ended March 31, 2012, 2011 and 2010, were ¥51,848 million ($632,293 thousand), ¥42,673 million and ¥37,058 million, respectively.

Intercompany profits (losses) have been eliminated in the consolidated financial statements.

As of March 31, 2012 and 2011, consolidated unappropriated retained earnings included Komatsu’s share of undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥9,721 million ($118,549 thousand) and ¥11,380 million, respectively.

The difference between the carrying value of the investments in affiliated companies and Komatsu’s equity in the underlying net assets of such affiliated companies is insignificant as of March 31, 2012 and 2011.

Summarized financial information for affiliated companies at March 31, 2012 and 2011, and for the years ended March 31, 2012, 2011 and 2010, is as follows:

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Current assets	¥108,919	¥118,206	$1,328,280
Net property, plant and equipment – less accumulated depreciation and amortization	38,415	40,068	468,476
Investments and other assets	33,291	27,672	405,988

Total assets	¥180,625	¥185,946	$2,202,744

Current liabilities	¥85,235	¥87,471	$1,039,451
Noncurrent liabilities	43,238	38,923	527,293
Equity	52,152	59,552	636,000

Total liabilities and equity	¥180,625	¥185,946	$2,202,744

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Net sales	¥196,328	¥208,959	¥168,418	$2,394,244

Net income	¥3,351	¥5,602	¥3,229	$40,866

8. Property, Plant and Equipment

The major classes of property, plant and equipment at March 31, 2012 and 2011, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Land	¥97,943	¥95,409	$1,194,427
Buildings	353,486	337,619	4,310,805
Machinery and equipment	712,578	694,507	8,689,975
Construction in progress	21,897	20,220	267,037

Total	1,185,904	1,147,755	14,462,244
Less: accumulated depreciation and amortization	(656,248)	(639,368)	(8,003,024)

Net property, plant and equipment	¥529,656	¥508,387	$6,459,220

For the fiscal year ended March 31, 2011, Komatsu recognized a damaged loss of ¥1,217 million related to property, plant and equipment within the construction, mining and equipment segment as the result of the Great East Japan Earthquake.

9. Pledged Assets

At March 31, 2012, assets pledged as collateral for guarantees for debt are as follows:

	Millions of yen	Thousands of U.S. dollars
Cash and cash equivalents	¥2	$24
Other current assets	2,279	27,793

Total	¥2,281	$27,817

The above assets were pledged against the following liabilities:

	Millions of yen	Thousands of U.S. dollars
Guarantees for debt	¥2,281	$27,817

Total	¥2,281	$27,817

10. Goodwill and Other Intangible Assets

Intangible assets other than goodwill at March 31, 2012 and 2011 are as follows:

	Millions of yen						Thousands of U.S. dollars
	2012			2011			2012
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	¥34,221	¥(19,759)	¥14,462	¥33,367	¥(17,531)	¥15,836	$417,329	$(240,963)	$176,366
Leasehold	8,834	(1,818)	7,016	8,926	(1,585)	7,341	107,732	(22,171)	85,561
Other	34,898	(11,525)	23,373	30,199	(12,392)	17,807	425,585	(140,549)	285,036

Total	77,953	(33,102)	44,851	72,492	(31,508)	40,984	950,646	(403,683)	546,963

Other intangible assets not subject to amortization			13,102			12,987			159,781

Total other intangible assets			¥57,953			¥53,971			$706,744

Net carrying amounts of other in intangible assets subject to amortization mainly consist of customer relationships of ¥1,121 million ($13,671 thousand) and technology assets of ¥5,335 million ($65,061 thousand) resulting from the acquisition of additional shares of Gigaphoton for the fiscal year ended March 31, 2012 and customer relationships of ¥10,958 million ($133,634 thousand) and technology assets of ¥3,500 million ($42,683 thousand) resulting from the acquisition of additional shares of Komatsu NTC Ltd. for the fiscal year ended March 31, 2008.

For the fiscal year ended March 31, 2011, Komatsu recognized an impairment loss of ¥2,744 million related to the software to be disposed of in the construction, mining and utility equipment segment. This impairment loss was recognized based on the difference by which the carrying value of the software exceeds the fair value less cost to dispose of.

The aggregate amortization expense of other intangible assets subject to amortization for the year ended March 31, 2012, 2011 and 2010 were ¥8,499 million ($103,646 thousand), ¥8,149 million and ¥8,633 million, respectively. The future estimated amortization expenses for each of five years relating to intangible assets currently recorded in the consolidated balance sheet are as follows:

Year ending March 31	Millions of yen
2013	¥8,112
2014	6,108
2015	4,844
2016	3,434
2017	2,618

The changes in carrying amounts of goodwill for the year ended March 31, 2012 and 2011 were as follow:

	Millions of yen
	Construction, Mining and Utility Equipment segment	Industrial Machinery and Others segment	Total
Balance at March 31, 2010
Goodwill	¥24,346	¥13,943	¥38,289
Accumulated impairment losses	(8,179)	(540)	(8,719)

	¥16,167	¥13,403	¥29,570

Goodwill acquired during the year	578	—	578
Foreign exchange impact	(826)	(1)	(827)
Balance at March 31, 2011
Goodwill	24,098	13,942	38,040
Accumulated impairment losses	(8,179)	(540)	(8,719)

	¥15,919	¥13,402	¥29,321

Goodwill acquired during the year	1,278	1,081	2,359
Foreign exchange impact	(445)	—	(445)
Other	—	(6)	(6)
Balance at March 31, 2012
Goodwill	24,931	15,017	39,948
Accumulated impairment losses	(8,179)	(540)	(8,719)

	¥16,752	¥14,477	¥31,229

	Thousands of U.S. dollars
	Construction, Mining and Utility Equipment segment	Industrial Machinery and Others segment	Total
Balance at March 31, 2011
Goodwill	$293,878	$170,024	$463,902
Accumulated impairment losses	(99,744)	(6,585)	(106,329)

	$194,134	$163,439	$357,573

Goodwill acquired during the year	15,585	13,183	28,768
Foreign exchange impact	(5,427)	—	(5,427)
Other	—	(73)	(73)
Balance at March 31, 2012
Goodwill	304,036	183,134	487,170
Accumulated impairment losses	(99,744)	(6,585)	(106,329)

	$204,292	$176,549	$380,841

11. Short-Term and Long-Term Debt

Short-term debt at March 31, 2012 and 2011, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Banks, insurance companies and other financial institutions	¥170,824	¥130,308	$2,083,220
Commercial paper	45,000	—	548,780
Short-term debt	¥215,824	¥130,308	$2,632,000

The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 2012 and 2011, were 3.0% and 3.7%, respectively. Certain consolidated subsidiaries have entered into contracts for committed credit lines totaling ¥58,395 million ($712,134 thousand) and have unused committed lines of credit amounting to ¥12,544 million ($152,976 thousand) with certain financial institutions at March 31, 2012, which are available for full and immediate borrowings. The Company is party to a committed ¥120,000 million ($1,463,415 thousand) commercial paper program and unused committed commercial paper program amounting to ¥75,000 million ($914,634 thousand) at March 31, 2012, is available upon the satisfaction of certain customary procedural requirements. Long-term debt at March 31, 2012 and 2011, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Long-term debt without collateral:
Banks, insurance companies and other financial institutions, maturing serially through 2012 – 2017, weighted-average rate 3.9%	¥240,629	¥217,554	$2,934,500
Euro Medium-Term Notes maturing serially through 2012 – 2016, weighted-average rate 1.7%	56,098	55,167	684,122
1.66% Unsecured Bonds due 2012	20,000	20,000	243,902
0.85% Unsecured Bonds due 2012	10,000	10,000	121,951
1.53% Unsecured Bonds due 2013	30,000	30,000	365,854
1.19% Unsecured Bonds due 2014	30,000	30,000	365,854
0.58% Unsecured Bonds due 2016	30,000	—	365,854
Capital lease obligations (Note 16)	12,536	48,526	152,878
Other	2,713	2,513	33,085

Total	431,976	413,760	5,268,000
Less: current maturities	(119,457)	(122,608)	(1,456,793)

Long-term debt	¥312,519	¥291,152	$3,811,207

In 1996, the Company, Komatsu Finance America Inc. and Komatsu Finance (Netherlands) B.V. registered the US$1.0 billion Euro Medium-Term Note Program (“the Program”) on the London Stock Exchange. On April 1, 1999, the registered amount of the Program was increased to US$1.2 billion. On October 14, 2003, Komatsu Europe Coordination Center N.V. and on September 25, 2008, Komatsu Capital Europe S.V. were added as an issuer under the Program, respectively. At March 31, 2012, the issuers under the Program were the Company, Komatsu Finance America Inc. and Komatsu Capital Europe S.A. Under the Program, each of the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuers and dealers. The issuers under the Program issued ¥29,095 million ($354,817 thousand) during the fiscal year ended March 31, 2012, and ¥14,427 million during the fiscal year ended March 31, 2011 of Euro Medium-Term Notes with various interest rates and maturity dates.

The Company has established a program to issue up to ¥100,000 million ($1,219,512 thousand) of variable term bonds.

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

Annual maturities of long-term debt subsequent to March 31, 2012, excluding market value adjustments of ¥1,790 million ($21,829 thousand) are as follows:

Year ending March 31	Millions of yen
2013	¥118,418
2014	104,284
2015	118,876
2016	44,498
2017	43,281
2018 and thereafter	829

Total	¥430,186

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

Certain subsidiaries have various funded pension plans and/or unfunded severance payment plans for their employees, which are based on years of service and certain other factors. The Company and certain subsidiaries’ funding policies are to contribute the amounts to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the defined benefit plans are as follows:

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Change in benefit obligations:
Benefit obligations, beginning of year	¥134,360	¥137,452	$1,638,536
Service cost	7,493	6,630	91,378
Interest cost	3,475	3,585	42,378
Actuarial loss	2,520	1,854	30,732
Plan participants’ contributions	87	55	1,061
Acquisition	140	125	1,707
Benefits paid	(12,646)	(13,505)	(154,219)
Foreign currency exchange rate change	(857)	(1,836)	(10,451)

Benefit obligations, end of year	¥134,572	¥134,360	$1,641,122

Change in plan assets:
Fair value of plan assets, beginning of year	¥92,291	¥94,403	$1,125,500
Actual return on plan assets	1,010	251	12,317
Employers’ contributions	5,447	7,318	66,427
Plan participants’ contributions	48	55	585
Acquisition	6	55	73
Benefits paid	(9,106)	(8,381)	(111,049)
Foreign currency exchange rate change	(635)	(1,410)	(7,743)

Fair value of plan assets, end of year	¥89,061	¥92,291	$1,086,110

Funded status, end of year	¥(45,511)	¥(42,069)	$(555,012)

Prepaid benefit cost	¥1,799	¥2,000	$21,939
Other current liabilities	(100)	(49)	(1,220)
Accrued benefit liability	(47,210)	(44,020)	(575,731)

	¥(45,511)	¥(42,069)	$(555,012)

Amounts recognized in accumulated other comprehensive income (loss):
Actuarial loss	¥37,701	¥36,922	$459,768
Prior service cost	2,142	1,491	26,122

	¥39,843	¥38,413	$485,890

The accumulated benefit obligations for all defined benefit plans were ¥125,327 million ($1,528,378 thousand) and ¥125,743 million, respectively, at March 31, 2012 and 2011.

Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets is as follows:

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥108,512	¥109,556	$1,323,317
Plan assets	68,793	73,171	838,939
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥116,386	¥126,307	$1,419,341
Plan assets	69,360	82,238	845,854

Components of net periodic pension cost

Net periodic cost of the companies’ defined benefit plans for the years ended March 31, 2012, 2011 and 2010, consisted of the following components:

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Service cost – Benefits earned during the year	¥7,493	¥6,630	¥7,224	$91,378
Interest cost on projected benefit obligations	3,475	3,585	3,745	42,378
Expected return on plan assets	(2,727)	(2,961)	(2,452)	(33,256)
Amortization of actuarial loss	2,571	2,285	2,478	31,354
Amortization of prior service cost	236	227	179	2,878
Curtailment and settlement gain	—	(12)	(28)	—

Net periodic cost	¥11,048	¥9,754	¥11,146	$134,732

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended March 31, 2012 and 2011 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Current year actuarial loss	¥3,350	¥4,216	$40,854
Amortization of actuarial loss	(2,571)	(2,273)	(31,354)
Current year prior service cost	887	348	10,817
Amortization of prior service cost	(236)	(227)	(2,878)

	¥1,430	¥2,064	$17,439

The estimated actuarial loss and prior service cost for the defined benefit plans that will be amortized from accumulated other comprehensive income (loss) into net periodic cost over the next fiscal year are summarized as follows.

	Millions of yen	Thousands of U.S. dollars
Amortization of actuarial loss	¥2,727	$33,256
Amortization of prior service cost	279	3,402

Information with respect to the defined benefit plans is as follows:

Assumptions

Weighted-average assumptions used to determine benefit obligations at March 31:

	Domestic plans		Foreign plans
	2012	2011	2012	2011
Discount rate	2.0%	2.0%	5.5%	6.0%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.8%	3.9%	—	—
Assumed rate of increase in future compensation levels	2.3%	2.6%	4.6%	4.6%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	Domestic plans			Foreign plans
	2012	2011	2010	2012	2011	2010
Discount rate	2.0%	2.0%	2.0%	6.0%	6.0%	6.9%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.9%	3.8%	3.9%	—	—	—
Assumed rate of increase in future compensation levels	2.6%	2.6%	2.4%	4.6%	4.4%	4.1%
Expected long-term rate of return on plan assets	1.9%	1.9%	1.9%	6.5%	7.2%	7.6%

The Company and certain domestic subsidiaries have defined benefit cash balance pension plans. These companies adopt the assumed rate of increase in future compensation levels under the point-based benefit system.

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

Komatsu’s basic portfolio for plan assets consists of three major components: approximately 35% is invested in equity securities, approximately 30 % is invested in debt securities, and approximately 35% is invested in other investment assets, primarily consisting of investments in life insurance company general accounts.

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

The three levels of input used to measure fair value are more full described in Note 21.

The fair values of benefit plan assets at March 31, 2012 and 2011 are as follows:, by asset class are as follows:

At March 31, 2012	Millions of yen
	Level 1	Level 2	Level 3	Total
Plan assets
Cash	¥3,985	¥—	¥—	¥3,985
Equity securities
Japanese equities	7,152	459	—	7,611
Foreign equities	14,257	4,449	—	18,706
Pooled funds	4,485	619	—	5,104
Debt securities
Government bonds and municipal bonds	14,868	4,650	—	19,518
Corporate bonds	—	4,382	—	4,382
Other assets
Life insurance company general accounts	—	29,087	—	29,087
Other	42	170	456	668

Total	¥44,789	¥43,816	¥456	¥89,061

At March 31, 2011	Millions of yen
	Level 1	Level 2	Level 3	Total
Plan assets
Cash	¥4,822	¥—	¥—	¥4,822
Equity securities
Japanese equities	7,569	386	—	7,955
Foreign equities	15,223	4,375	—	19,598
Pooled funds	4,252	571	—	4,823
Debt securities
Government bonds and municipal bonds	16,293	3,706	—	19,999
Corporate bonds	—	5,025	—	5,025
Other assets
Life insurance company general accounts	—	28,932	—	28,932
Other	38	653	446	1,137

Total	¥48,197	¥43,648	¥446	¥92,291

At March 31, 2012	Thousands of U.S dollars
	Level 1	Level 2	Level 3	Total
Plan assets
Cash	$48,598	$—	$—	$48,598
Equity securities
Japanese equities	87,220	5,598	—	92,818
Foreign equities	173,866	54,256	—	228,122
Pooled funds	54,695	7,549	—	62,244
Debt securities
Government bonds and municipal bonds	181,317	56,706	—	238,023
Corporate bonds	—	53,439	—	53,439
Other assets
Life insurance company general accounts	—	354,720	—	354,720
Other	512	2,073	5,561	8,146

Total	$546,208	$534,341	$5,561	$1,086,110

(1) The plan’s equity securities include common stock of the Company in the amount of ¥45 million ($549 thousand) (0.08% of the Company’s total plan assets) and ¥41 million (0.07% of the Company’s total plan assets) at March 31, 2012 and 2011, respectively.

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

The fair value of level 3 assets, consisting of the investment trusts held by foreign subsidiaries, was ¥456 million ($5,561 thousand) and ¥446 million at March 31, 2012 and 2011, respectively. Amounts of actual returns on, and purchases and sales of, these assets during the year ended March 31, 2012 and March 31, 2011 are not material to Komatsu’s consolidated financial position or results of operations.

Cash flows

(1) Contributions

The Company and certain subsidiaries expect to contribute ¥4,989 million to their benefit plans in the year ending March 31, 2013.

(2) Estimated future benefit payments

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

Year ending March 31	Millions of yen
2013	¥11,021
2014	7,210
2015	8,012
2016	8,852
2017	8,762
Through 2018-2022	¥40,179

Other postretirement benefit plans

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

The reconciliation of beginning and ending balances of the accumulated postretirement benefit obligations and the fair value of the plan assets of the U.S. subsidiaries’ plans are as follows:

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Change in accumulated postretirement benefit obligations:
Accumulated postretirement benefit obligations, beginning of year	¥8,309	¥9,416	$101,329
Service cost	218	227	2,659
Interest cost	436	452	5,317
Actuarial loss (gain)	795	(134)	9,695
Plan participants’ contributions	2	2	24
Medicare Part D	57	55	695
Benefits paid	(652)	(728)	(7,951)
Foreign currency exchange rate change	(74)	(981)	(902)

Accumulated postretirement benefit obligations, end of year	¥9,091	¥8,309	$110,866

Change in plan assets:
Fair value of plan assets, beginning of year	¥5,351	¥6,152	$65,256
Actual return on plan assets	298	424	3,634
Employer’s contributions	1,881	726	22,939
Plan participants’ contributions	2	2	24
Benefits paid	(1,205)	(1,303)	(14,695)
Foreign currency exchange rate change	(22)	(650)	(268)

Fair value of plan assets, end of year	¥6,305	¥5,351	$76,890

Funded status, end of year	¥(2,786)	¥(2,958)	$(33,976)

Prepaid benefit cost	¥704	¥719	$8,585
Other current liabilities	(37)	(38)	(451)
Accrued benefit liability	(3,453)	(3,639)	(42,110)

	¥(2,786)	¥(2,958)	$(33,976)

Amounts recognized in accumulated other comprehensive income (loss):
Actuarial loss	¥3,657	¥3,050	$44,598
Prior service cost	543	551	6,622

	¥4,200	¥3,601	$51,220

Accumulated postretirement benefit obligations exceed plan assets for each of the U.S. subsidiaries’ plans.

Components of net periodic postretirement benefit cost

Net periodic postretirement benefit cost of the U.S. subsidiaries’ plans for the years ended March 31, 2012, 2011 and 2010, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Service cost – Benefits earned during the year	¥218	¥227	¥231	$2,659
Interest cost on projected benefit obligations	436	452	528	5,317
Expected return on plan assets	(320)	(302)	(324)	(3,902)
Amortization of actuarial loss	154	196	250	1,878
Amortization of prior service cost	64	65	70	780
Curtailment and settlement gain	—	—	(116)	—

Net periodic cost	¥552	¥638	¥639	$6,732

Other changes in plan assets and accumulated postretirement benefit obligations recognized in other comprehensive income (loss) for the years ended March 31, 2012 and 2011 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Current year actuarial loss (gain)	¥761	¥(256)	$9,280
Amortization of actuarial loss	(154)	(196)	(1,878)
Current year prior service cost	56	—	683
Amortization of prior service cost	(64)	(65)	(780)

	¥599	¥(517)	$7,305

The estimated actuarial loss and prior service cost for the postretirement benefit plans that will be amortized from accumulated other comprehensive income (loss) into net periodic postretirement benefit cost over the next fiscal year are summarized as follows.

	Millions of yen	Thousands of U.S. dollars
Amortization of actuarial loss	¥217	$2,646
Amortization of prior service cost	64	780

Information with respect to the plans is as follows:

Assumptions

Weighted-average assumptions used to determine accumulated postretirement benefit obligations at March 31:

	2012	2011
Discount rate	4.7%	5.6%
Assumed rate of increase in future compensation levels	4.0%	4.0%
Current healthcare cost trend rate	7.9%	7.9%
Ultimate healthcare cost trend rate	4.8%	4.8%
Number of years to ultimate healthcare cost trend rate	4	5

Weighted-average assumptions used to determine net periodic postretirement benefit cost for the years ended March 31:

	2012	2011	2010
Discount rate	5.6%	5.4%	6.4%
Assumed rate of increase in future compensation levels	4.0%	4.0%	4.0%
Expected long – term rate of return on plan assets	5.3%	5.6%	5.5%
Current healthcare cost trend rate	7.9%	7.8%	7.8%
Ultimate healthcare cost trend rate	4.8%	4.8%	4.8%
Number of years to ultimate healthcare cost trend rate	5	7	7

At March 31, 2012 and 2011, the impact of one percentage point change in the assumed health care cost trend rates would not be material to Komatsu’s consolidated financial position or results of operations.

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

The three levels of input used to measure fair value are more full described in Note 21.

The fair values of postretirement benefit plan assets at March 31, 2012 and 2011, by asset class are as follows:

At March 31, 2012	Millions of yen
	Level 1	Level 2	Level 3	Total
Plan assets
Cash	¥281	¥—	¥—	¥281
Equity securities
Foreign equities	816	—	—	816
Pooled funds	1,427	—	—	1,427
Debt securities
Government bonds and municipal bonds	—	2,775	—	2,775
Corporate bonds	—	1,006	—	1,006

Total	¥2,524	¥3,781	¥—	¥6,305

At March 31, 2011	Millions of yen
	Level 1	Level 2	Level 3	Total
Plan assets
Cash	¥283	¥—	¥—	¥283
Equity securities
Foreign equities	650	—	—	650
Pooled funds	1,101	—	—	1,101
Debt securities
Government bonds and municipal bonds	—	2,276	—	2,276
Corporate bonds	—	1,041	—	1,041

Total	¥2,034	¥3,317	¥—	¥5,351

At March 31, 2012	Thousands of U.S. dollars
	Level 1	Level 2	Level 3	Total
Plan assets
Cash	$3,427	$—	$—	$3,427
Equity securities
Foreign equities	9,951	—	—	9,951
Pooled funds	17,402	—	—	17,402
Debt securities
Government bonds and municipal bonds	—	33,842	—	33,842
Corporate bonds	—	12,268	—	12,268

Total	$30,780	$46,110	$—	$76,890

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

Cash flows

(1) Contributions

The U.S. subsidiaries expect to contribute ¥35 million to their post retirement benefit plans in the year ending March 31, 2013.

(2) Estimated future benefit payments

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

Year ending March 31	Millions of yen
2013	¥629
2014	656
2015	676
2016	692
2017	713
Through 2018-2022	¥3,882

Directors of domestic subsidiaries are primarily covered by unfunded retirement allowance plans. At March 31, 2012, 2011 and 2010, the amounts required if all directors covered by the plans had terminated their service have been fully accrued. Such amounts are not material to Komatsu’s consolidated financial position or results of operations for any of the periods presented.

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

If such United States practice had been applied to the cumulative free distributions made by the Company, capital surplus at March 31, 2012, would have been increased by ¥103,189 million ($1,258,403 thousand) with a corresponding decrease in unappropriated retained earnings. At March 31, 2012 and 2011, affiliated companies owned 1,092,000 and 1,104,600 shares which represent 0.11% and 0.11% of the Company’s common stock outstanding, respectively.

The Companies Act, which has been in force since May 1, 2006 (“the Act”), requires a company to obtain the approval of shareholders for transferring an amount between common stock and capital surplus. Common stock and capital surplus also are available for being transferred to other capital surplus or being used to reduce a deficit mainly upon an approval of shareholders.

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

(3) Retained Earnings and Dividends

The amount of retained earnings available for dividends under the Act is based on the amount recorded in the Company’s general books of account maintained in accordance with accounting principles generally accepted in Japan. In addition to the Act provision requiring an appropriation for capital surplus or legal reserve as discussed above, the Act imposes certain limitations on the amount of retained earnings available for dividends. Accordingly, total shareholders’ equity of ¥317,023 million ($3,866,134 thousand), included in the Company’s general books of account as of March 31, 2012 is available for dividends under the Act.

The Board of Directors recommended to and approved by the shareholders, at the general meeting held on June 20, 2012, payment of a cash dividend totaling ¥20,009 million ($244,012 thousand) to shareholders of record on March 31, 2012. The dividend approved in the shareholders’ meeting on June 20, 2012 has not been reflected in the consolidated financial statements as of March 31, 2012. Dividends are reported in the consolidated financial statements when approved and paid.

The Act provides that a company can make dividends of earnings anytime with resolution of the shareholders. It also provides that a company can declare an interim dividend once a fiscal year according to its charter of corporation.

(4) Repurchase and Retirement of the Company’s Outstanding Shares

The Company repurchased its own shares based on the resolutions made by the Board of Directors in its meeting held on October 27, 2011 and in accordance with Article 156 of the Act as modified by Article 165, Paragraph 3 of the Act. The Company retired repurchased shares pursuant to Article 178 of the Act. By March 31, 2012, the Company had purchased and retired 15,613,800 shares. The purchasing and retiring amounts are ¥29,997 million and ¥22,218 million respectively. The difference of the amounts is due to the difference between the purchasing price and moving average book value of the shares.

(5) Share-Based Compensation

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

Based on the resolutions of the shareholders’ meeting on June 22, 2007 and the Board of Directors on July 14, 2009, the Company issued 239 rights of its share acquisition rights to directors during the year ended March 31, 2010. The number of shares subject to one share acquisition rights is 1,000 shares. The Company also issued 403 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ended March 31, 2010 based on the resolutions of the shareholders’ meeting on June 24, 2009 and the Board of Directors on July 14, 2009. The options vest 100% on each of the grant dates and are exercisable from September 1, 2010.

The stock option plans resolved by the Board of Directors’ meetings held in and after July 2010.

The right to purchase treasury shares is granted at an exercise price of ¥1 per share to directors and certain employees and certain directors of subsidiaries.

Based on the resolutions of the shareholders’ meeting on June 23, 2010 and the Board of Directors on July 13, 2010, the Company issued 210 rights of its share acquisition rights to directors and 558 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ended March 31, 2011. The number of shares subject to one share acquisition rights is 100 shares. The options vest 100% on each of the grant dates and are exercisable from August 2, 2013.

In addition, based on the resolutions of the shareholders’ meeting on June 23, 2010 and the Board of Directors on July 13, 2011, the Company issued 872 rights of its share acquisition rights to directors. Based on the resolutions of the shareholders’ meeting on June 22, 2011 and the Board of Directors on July 13, 2011, the Company also issued 2,529 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ending March 31, 2012. The options vest 100% on each of the grant dates and are exercisable from August 1, 2014.

Komatsu recognizes compensation expense using the fair value method. Compensation expenses during the years ended March 31, 2012, 2011 and 2010 were ¥771 million ($9,402 thousand), ¥137 million and ¥413 million, respectively, and were recoded in selling, general and administrative expenses.

The following table summarizes information about stock option activity for the years ended March 31, 2012, 2011 and 2010:

	2012			2011		2010
	Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
		Yen	U.S. dollars		Yen		Yen
Outstanding at beginning of year	3,235,800	¥2,047	$24.96	3,333,000	¥2,051	2,891,000	¥2,022
Granted	340,100	1	0.01	76,800	1	642,000	1,729
Exercised	(393,000)	1,082	13.20	(174,000)	1238	(200,000)	595

Outstanding at end of year	3,182,900	1,947	23.74	3,235,800	2,047	3,333,000	2,051

Exercisable at end of year	2,766,000	2,240	27.32	3,159,000	2,096	2,691,000	2,128

The intrinsic values of options exercised were ¥519 million ($6,329 thousand), ¥199 million and ¥153 million for the years ended March 31, 2012, 2011 and 2010.

The information for options outstanding and options exercisable at March 31, 2012 are as follows.

	Outstanding						Options Exercisable
	Number of shares	Weighted average exercise price		Intrinsic value		Weighted average remaining contractual life	Number of shares	Weighted average exercise price		Intrinsic value		Weighted average remaining contractual life
Exercise Prices		Yen	U.S. dollars	Millions of yen	Thousands of U.S. dollars	years		Yen	U.S. dollars	Millions of yen	Thousands of U.S. dollars	years
¥1 – 650	416,900	¥1	$0.01	¥983	$11,988	7.2	—	¥—	$—	¥—	$—	—
¥651 – 900	70,000	673	8.21	118	1,439	0.3	70,000	673	8.21	118	1,439	0.3
¥901 – 1,350	515,000	1,126	13.73	635	7,744	1.3	515,000	1,126	13.73	635	7,744	1.3
¥1,351 – 2,325	1,169,000	2,043	24.91	370	4,512	3.8	1,169,000	2,043	24.91	370	4,513	3.8
¥2,326 – 3,700	1,012,000	3,144	38.34	0	0	3.9	1,012,000	3,144	38.34	0	0	3.9
¥1 – 3,700	3,182,900	1,947	23.74	2,106	25,683	3.8	2,766,000	2,240	27.32	1,123	13,695	3.3

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

	2012	2011	2010
Grant-date fair value	¥2,268 ($27.66)	¥1,785	¥643
Expected term	5 years	5 years	7 years
Risk-free rate	0.12% – 1.12%	0.13% – 1.11%	0.17% – 1.35%
Expected volatility	48.00%	54.00%	44.00%
Expected dividend yield	1.83%	0.96%	2.07%

*	Interest rate corresponding to discount periods is applied to risk-free rate, that is as follows:

	1 year	2 years	3 years	4 years	5 years	6 years	7 years	8 years	9 years	10 years
2010	0.17%	0.24%	0.32%	0.48%	0.63%	0.74%	0.88%	1.03%	1.19%	1.35%
2011	0.13%	0.14%	0.18%	0.25%	0.36%	0.47%	0.59%	0.76%	0.94%	1.11%
2012	0.12%	0.16%	0.21%	0.29%	0.38%	0.49%	0.63%	0.78%	0.96%	1.12%

14. Other Comprehensive Income (Loss)

Each component of accumulated other comprehensive income (loss) at March 31, 2012, 2011 and 2010, is as follows:

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Foreign currency translation adjustments:
Balance, beginning of year	¥(122,286)	¥(85,056)	¥(84,152)	$(1,491,293)
Adjustment for the year	(8,723)	(37,230)	(904)	(106,378)

Balance, end of year	¥(131,009)	¥(122,286)	¥(85,056)	$(1,597,671)

Net unrealized holding gains on securities available for sale:
Balance, beginning of year	¥16,104	¥14,126	¥8,646	$196,391
Net increase (decrease)	725	1,978	5,480	8,841

Balance, end of year	¥16,829	¥16,104	¥14,126	$205,232

Pension liability adjustments:
Balance, beginning of year	¥(24,406)	¥(24,315)	¥(29,235)	$(297,634)
Adjustment for the year	(1,932)	(91)	4,920	(23,561)

Balance, end of year	¥(26,338)	¥(24,406)	¥(24,315)	$(321,195)

Net unrealized holding gains (losses) on derivative instruments:
Balance, beginning of year	¥(471)	¥(389)	¥(1,003)	$(5,744)
Net increase (decrease)	(1,400)	(82)	614	(17,073)

Balance, end of year	¥(1,871)	¥(471)	¥(389)	$(22,817)

Total accumulated other comprehensive loss;
Balance, beginning of year	¥(131,059)	¥(95,634)	¥(105,744)	$(1,598,280)
Other comprehensive income (loss) for the year, net of tax	(11,330)	(35,425)	10,110	(138,171)

Balance, end of year	¥(142,389)	¥(131,059)	¥(95,634)	$(1,736,451)

For the fiscal year ended March 31, 2012, Adjustment for the year of Foreign currency translation adjustments included ¥36 million ($439 thousand) of gains and of Pension Liability adjustments ¥2 million ($24 thousand) of losses which transferred to non-controlling interests and is not recognized as other comprehensive income (loss).

For the fiscal year ended March 31, 2011, Adjustment for the year of Foreign currency translation adjustments included ¥7 million of gains which transferred to non-controlling interests and is not recognized as other comprehensive income (loss).

The component of other comprehensive income (loss) and adjustments for the years ended March 31, 2012, 2011 and 2010, are as follows:

	Millions of yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2012:
Foreign currency translation adjustments	¥(9,350)	¥591	¥(8,759)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains arising during the year	3,331	(1,021)	2,310
Less: reclassification adjustment for gains included in net income attributable to Komatsu Ltd.	(2,676)	1,091	(1,585)

Net unrealized gains	655	70	725
Pension liability adjustments
Unrealized holding losses arising during the year	(5,054)	1,289	(3,765)
Less: reclassification adjustment for losses included in net income attributable to Komatsu Ltd.	3,025	(1,190)	1,835

Net unrealized losses	(2,029)	99	(1,930)
Net unrealized holding losses on derivative instruments:
Changes in fair value of derivatives	665	(410)	255
Net gains reclassified into earnings	(2,872)	1,217	(1,655)

Net unrealized losses	(2,207)	807	(1,400)

Other comprehensive loss	¥(12,931)	¥1,567	¥(11,364)

2011:
Foreign currency translation adjustments	¥(37,730)	¥493	¥(37,237)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains arising during the year	4,172	(1,678)	2,494
Less: reclassification adjustment for gains included in net income attributable to Komatsu Ltd.	(871)	355	(516)

Net unrealized gains	3,301	(1,323)	1,978
Pension liability adjustments
Unrealized holding losses arising during the year	(4,308)	2,706	(1,602)
Less: reclassification adjustment for losses included in net income attributable to Komatsu Ltd.	2,761	(1,250)	1,511

Net unrealized losses	(1,547)	1,456	(91)
Net unrealized holding losses on derivative instruments:
Changes in fair value of derivatives	7,315	(2,971)	4,344
Net gains reclassified into earnings	(7,475)	3,049	(4,426)

Net unrealized losses	(160)	78	(82)

Other comprehensive loss	¥(36,136)	¥704	¥(35,432)

2010:
Foreign currency translation adjustments	¥(1,196)	¥292	¥(904)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains arising during the year	9,124	(3,843)	5,281
Less: reclassification adjustment for losses included in net income attributable to Komatsu Ltd.	336	(137)	199

Net unrealized gains	9,460	(3,980)	5,480
Pension liability adjustments
Unrealized holding gains arising during the year	3,930	(1,224)	2,706
Less: reclassification adjustment for losses included in net income attributable to Komatsu Ltd.	2,833	(619)	2,214

Net unrealized gains	6,763	(1,843)	4,920
Net unrealized holding gains on derivative instruments:
Changes in fair value of derivatives	2,121	(1,138)	983
Net gains reclassified into earnings	(621)	252	(369)

Net unrealized gains	1,500	(886)	614

Other comprehensive income	¥16,527	¥(6,417)	¥10,110

	Thousands of U.S. dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2012:
Foreign currency translation adjustments	$(114,024)	$7,207	$(106,817)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains arising during the year	40,621	(12,451)	28,170
Less: reclassification adjustment for gains included in net income attributable to Komatsu Ltd.	(32,634)	13,305	(19,329)

Net unrealized gains	7,987	854	8,841
Pension liability adjustments
Unrealized holding losses arising during the year	(61,634)	15,719	(45,915)
Less: reclassification adjustment for losses included in net income attributable to Komatsu Ltd.	36,890	(14,512)	22,378

Net unrealized losses	(24,744)	1,207	(23,537)
Net unrealized holding losses on derivative instruments:
Changes in fair value of derivatives	8,110	(5,000)	3,110
Net gains reclassified into earnings	(35,024)	14,841	(20,183)

Net unrealized losses	(26,914)	9,841	(17,073)

Other comprehensive loss	$(157,695)	$19,109	$(138,586)

15. Income Taxes

The sources of income (loss) before income taxes and equity in earnings of affiliated companies and the sources of income taxes for the years ended March 31, 2012, 2011 and 2010, were as follows:

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Income (loss) before income taxes and equity in earnings of affiliated companies:
Domestic	¥79,712	¥68,682	¥(35,965)	$972,098
Foreign	169,897	151,127	100,944	2,071,914

	¥249,609	¥219,809	¥64,979	$3,044,012

Income taxes:
Current –
Domestic	¥16,618	¥15,391	¥5,254	$202,659
Foreign	49,802	42,532	27,468	607,341

	66,420	57,923	32,722	810,000

Deferred –
Domestic	8,911	4,885	(6,272)	108,671
Foreign	(861)	1,898	(1,086)	(10,500)

	8,050	6,783	(7,358)	98,171

Total	¥74,470	¥64,706	¥25,364	$908,171

Total income taxes recognized for the years ended March 31, 2012, 2011 and 2010 were applicable to the following:

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Income before income taxes and equity in earnings of affiliated companies	¥74,470	¥64,706	¥25,364	$908,171
Other comprehensive income (loss):
Foreign currency translation adjustments	(591)	(493)	(292)	(7,207)
Net unrealized holding gains (losses) on securities available for sale	(70)	1,323	3,980	(854)
Pension liability adjustments	(99)	(1,456)	1,843	(1,207)
Net unrealized holding gains (losses) on derivative instruments	(807)	(78)	886	(9,842)

Total income taxes	¥72,903	¥64,002	¥31,781	$889,061

Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 2012 and 2011, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Deferred tax assets:
Allowances provided, not yet recognized for tax	¥5,151	¥3,944	$62,817
Accrued expenses	33,801	30,752	412,208
Pension and retirement benefits	13,619	17,985	166,085
Property, plant and equipment	11,066	13,402	134,951
Inventories	9,460	7,517	115,366
Net operating loss carryforwards	14,265	37,095	173,963
Research and development expenses	1,255	557	15,305
Other	13,861	24,044	169,037

Total gross deferred tax assets	102,478	135,296	1,249,732
Less valuation allowance	(20,730)	(36,690)	(252,805)

Total deferred tax assets	¥81,748	¥98,606	$996,927

Deferred tax liabilities:
Unrealized holding gains on securities available for sale	¥8,776	¥9,972	$107,024
Deferral of profit from installment sales	—	27	—
Property, plant and equipment	11,267	12,917	137,402
Intangible assets	10,584	17,503	129,074
Undistributed earnings of foreign subsidiaries and affiliated companies accounted for by the equity method	4,724	5,092	57,610

Total deferred tax liabilities	¥35,351	¥45,511	$431,110

Total deferred tax assets	¥46,397	¥53,095	$565,817

Net deferred tax assets and liabilities as of March 31, 2012 and 2011 are reflected on the consolidated balance sheets under the following captions:
	Millions of yen		Thousand of U.S. dollars
	2012	2011	2012
Deferred income taxes and other current assets	¥44,825	¥55,953	$546,646
Deferred income taxes and other assets	18,835	15,117	229,695
Deferred income taxes and other current liabilities	(687)	(380)	(8,378)
Deferred income taxes and other liabilities	(16,576)	(17,595)	(202,146)

	¥46,397	¥53,095	$565,817

The valuation allowances were ¥49,081 million and ¥31,420 million as of March 31, 2010 and 2009, respectively. The net changes in the total valuation allowance for the years ended March 31, 2012, 2011 and 2010 were a decrease of ¥15,960 million ($194,634 thousand), a decrease of ¥12,391 million and an increase of ¥17,661 million, respectively. The decreases for the year ended March 31, 2012 and 2011 were due primarily to a reduction in the valuation allowance at certain consolidated subsidiaries related to changes in assessment about the likelihood of recovery of certain deferred tax assets. The valuation allowance had been recorded as the subsidiaries had not yet demonstrated consistent and/or sustainable profitability to support the recognition of net deferred tax assets. The decrease of the valuation allowance for the year ended March 31, 2012 mainly consists of ¥12,686 million by a change in assessment about the likelihood of recovery of a deferred tax asset related to the decision of the merger between Komatsu Rental Ltd. and the Company for the year ended March 31, 2012. The decrease of the valuation allowance for the year ended March 31, 2011 mainly consists of ¥13,579 million by a change in assessment about the likelihood of recovery of a deferred tax asset related to the decision of the merger between Komatsu Utility Co., Ltd. and the Company for the year ended March 31, 2011.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses available is to be utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets, net of the existing valuation allowances at March 31, 2012 and 2011, are deductible, management believes it is more likely than not that the companies will realize the benefits of these deductible differences and net operating loss carryforwards. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company and its domestic subsidiaries are subject to a National Corporate tax rate of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a Japanese statutory income tax rate of approximately 40.8%. The inhabitant tax rate and Enterprise tax rate vary by local jurisdiction.

The differences between the Japanese statutory tax rates and the effective tax rates for the years ended March 31, 2012, 2011 and 2010, are summarized as follows:

	2012	2011	2010
Japanese statutory tax rate	40.8%	40.8%	40.8%
Increase (decrease) in tax rates resulting from:
Change in valuation allowance	(5.4)	(4.9)	24.4
Expenses not deductible for tax purposes	0.1	1.5	6.8
Income of foreign subsidiaries taxed at lower than Japanese normal rate	(6.7)	(8.3)	(22.6)
Tax credit for research and development expenses	(0.0)	(1.3)	—
Realization of loss for investment in a subsidiary	—	—	(10.2)
Other, net	1.0	1.6	(0.2)

Effective tax rate	29.8%	29.4%	39.0%

On November 30, 2011, the National Diet of Japan approved the laws for amendments to previous income tax laws. Upon the change in the laws, the statutory income tax rate in Japan will be changed to approximately 38.1% for fiscal years beginning on or after April 1, 2012, and to approximately 35.7% for fiscal years beginning on or after April 1, 2015. Thus, the Company and its Japanese subsidiaries measured deferred tax assets and liabilities based on the tax rates to be applied in the fiscal years in which temporary differences are expected to be recovered or settled. The effect of tax rate changes in Japan did not have a material impact on Komatsu’s consolidated financial statements.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2012 and 2011, undistributed earnings of foreign subsidiaries aggregated ¥538,322 million ($6,564,902 thousand) and ¥520,980 million, respectively. Komatsu has a policy to distribute a certain portion of undistributed earnings of foreign subsidiaries. As of March 31, 2012 and 2011, Komatsu recognized deferred tax liabilities of ¥1,211 million ($14,768 thousand) and ¥677 million, respectively, associated with those earnings. As of March 31, 2012 and 2011, Komatsu has not recognized deferred tax liabilities of ¥20,138 million ($245,585 thousand) and ¥18,620 million, respectively, for such portion of undistributed earnings of foreign subsidiaries that the Company intends to reinvest indefinitely. At March 31, 2012, certain subsidiaries had net operating loss carryforwards aggregating approximately ¥39,065 million ($476,402 thousand), which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31, 2012	Millions of yen
Within 5 years	¥9,980
6 to 20 years	16,248
Indefinite periods	12,837

Total	¥39,065

Although Komatsu believes its estimates of unrecognized tax benefits are reasonable, uncertainties regarding the final determination of income tax audit settlements and any related litigation could affect the total amount of unrecognized tax benefits in the future periods. For the years ended March 31, 2012, 2011 and 2010, Komatsu did not have material unrecognized tax benefits and thus, no significant interest and penalties related to unrecognized tax benefits were recognized. Based on the information available as of March 31, 2012, Komatsu does not expect significant changes to the unrecognized tax benefits within the next twelve months.

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

16. Rent Expenses

Komatsu leases office space and equipment and employee housing under cancelable and non-cancelable lease agreements. Rent expenses under cancelable and non-cancelable operating leases amounted to ¥15,491 million ($188,915 thousand), ¥14,480 million and ¥13,823 million, respectively, for the years ended March 31, 2012, 2011 and 2010. At March 31, 2012, the future minimum lease payments under non-cancelable operating leases and capital leases are as follows:

	Millions of yen
Year ending March 31	Capital leases	Operating lease commitments	Total
2013	¥5,638	¥3,398	¥9,036
2014	3,711	2,378	6,089
2015	2,298	1,660	3,958
2016	925	1,068	1,993
2017	194	578	772
Thereafter	446	1,409	1,855

Total minimum lease payments	¥13,212	¥10,491	¥23,703

Less: amounts representing interest	(676)

Present value of net minimum capital lease payments	¥12,536

17. Net Income Attributable to Komatsu Ltd. per Share

A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Komatsu Ltd. per share computations is as follows:

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Net income attributable to Komatsu Ltd.	¥167,041	¥150,752	¥33,559	$2,037,085

	Number of shares
	2012	2011	2010
Weighted average common shares outstanding, less treasury stock	962,919,074	967,803,446	968,013,328
Dilutive effect of:
Stock options	857,871	671,477	449,531

Weighted average diluted common shares outstanding	963,776,945	968,474,923	968,462,859

	Yen			U.S. cents
	2012	2011	2010	2012
Net income attributable to Komatsu Ltd. per share:
Basic	¥173.47	¥155.77	¥34.67	¢ 211.55

Diluted	173.32	155.66	34.65	211.36

18. Commitments and Contingent Liabilities

At March 31, 2012, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥1,875 million ($22,866 thousand).

Komatsu provides guarantees to third parties of loans of the employees, affiliated companies, customers and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies, customers and other companies are made to enhance the credit of those companies.

For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 11 years in the case of loans relating to the affiliated companies, customers and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default is ¥92,955 million ($1,133,598 thousand) at March 31, 2012. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at March 31, 2012 were insignificant. Certain of those guarantees were secured by collateral and insurance issued to the Company.

Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Commitments for capital investment outstanding at March 31, 2012, aggregated approximately ¥12,500 million ($152,439 thousand).

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

Komatsu also issues contractual product warranties under which it generally guarantee the performance of products delivered and services rendered for a certain period or term. Change in accrued product warranty cost for the years ended March 31, 2012 and 2011 is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Balance at beginning of year	¥28,531	¥23,758	$347,939
Addition	28,234	27,091	344,317
Utilization	(26,211)	(21,352)	(319,646)
Other	(20)	(966)	(244)

Balance at end of year	¥30,534	¥28,531	$372,366

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

Fair Value Hedges

Komatsu uses derivative financial instruments designated as fair value hedges to manage primarily interest rate and foreign exchange risks associated with debt obligations. Principally interest rate swaps and cross-currency swaps are used to hedge such risk for debt obligations. Changes in fair value of the hedged debt obligations and derivative instruments designated as fair value hedge are offset and recognized in other income (expenses), net. For the years ended March 31, 2012, 2011 and 2010, the amount of hedge ineffectiveness and the net gain or loss excluded from the assessment of hedge effectiveness were not material to Komatsu’s result of operations.

Cash Flow Hedges

Komatsu uses derivative financial instruments designated as cash flow hedges to manage Komatsu’s foreign exchange risks associated with forecasted transactions and Komatsu’s interest risks associated with debt obligations. For transactions denominated in foreign currencies, Komatsu typically hedges forecasted and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, Komatsu enters into interest rate swap contracts to manage the changes in cash flows. Komatsu records the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss). These amounts are reclassified into earnings through other income (expenses), net when the hedged items impact earnings. Approximately ¥1,583 million ($19,305 thousand) of existing income included in accumulated other comprehensive income (loss) at March 31, 2012 are expected to be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the years ended March 31, 2012 as a result of anticipated transactions that are no longer probable of occurring.

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

Notional Principal Amounts of Derivative Financial Instruments

Notional principal amounts of derivative financial instruments outstanding at March 31, 2012 and 2011 are as follows.

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Forwards and options:
Sale of foreign currencies	¥129,282	¥94,504	$1,576,610
Purchase of foreign currencies	78,859	87,605	961,695
Option contracts (purchased)	247	490	3,012
Interest rate swaps, cross-currency swaps and interest rate cap agreements	83,014	123,424	1,012,366

Fair value of derivative instruments at March 31, 2012 and 2011 on the consolidated balance sheets are as follows:

	Millions of yen
	2012
	Derivative Assets		Derivative Liabilities
Derivative instruments designated as hedging instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥1,681	Deferred income taxes and other current liabilities	¥5,578
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	105
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	21	Deferred income taxes and other current liabilities	750
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	—

Total		¥1,702		¥6,433

	Derivative Assets		Derivative Liabilities
Undesignated derivative instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥569	Deferred income taxes and other current liabilities	¥2,805
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	55
Option contracts	Deferred income taxes and other current assets	5	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	1,102	Deferred income taxes and other current liabilities	418
	Deferred income taxes and other assets	467	Deferred income taxes and other liabilities	9

Total		¥2,143		¥3,287

Total Derivative Instruments		¥3,845		¥9,720

	Millions of yen
	2011
	Derivative Assets		Derivative Liabilities
Derivative instruments designated as hedging instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥11	Deferred income taxes and other current liabilities	¥817
	Deferred income taxes and other assets	2	Deferred income taxes and other liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	126	Deferred income taxes and other current liabilities	471
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	—

Total		¥139		¥1,288

	Derivative Assets		Derivative Liabilities
Undesignated derivative instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥403	Deferred income taxes and other current liabilities	¥2,025
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	126
Option contracts	Deferred income taxes and other current assets	7	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	6,967	Deferred income taxes and other current liabilities	382
	Deferred income taxes and other assets	3,515	Deferred income taxes and other liabilities	155

Total		¥10,892		¥2,688

Total Derivative Instruments		¥11,031		¥3,976

	Thousands of U.S. dollars
	2012
	Derivative Assets		Derivative Liabilities
Derivative instruments designated as hedging instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	$20,500	Deferred income taxes and other current liabilities	$68,024
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	1,281
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	256	Deferred income taxes and other current liabilities	9,146
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	—

Total		$20,756		$78,451

	Derivative Assets		Derivative Liabilities
Undesignated derivative instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	$6,939	Deferred income taxes and other current liabilities	$34,207
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	671
Option contracts	Deferred income taxes and other current assets	61	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	13,439	Deferred income taxes and other current liabilities	5,097
	Deferred income taxes and other assets	5,695	Deferred income taxes and other liabilities	110

Total		$26,134		$40,085

Total Derivative Instruments		$46,890		$118,536

The effects of derivative instruments on the consolidated statements of income for the year ended March 31, 2012, 2011 and 2010 are as follows:

Derivative instruments designated as fair value hedging relationships

Millions of yen
2012
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives	Location of gains (losses) recognized in income on hedged items	Amount of gains (losses) recognized in income on hedged items
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Other income (expenses), net: Other, net	¥—	Other income (expenses), net: Other, net	¥—

Total		¥—		¥—

Millions of yen
2011
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives	Location of gains (losses) recognized in income on hedged items	Amount of gains (losses) recognized in income on hedged items
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Other income (expenses), net: Other, net	¥—	Other income (expenses), net: Other, net	¥—

Total		¥—		¥—

Millions of yen
2010
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives	Location of gains (losses) recognized in income on hedged items	Amount of gains (losses) recognized in income on hedged items
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Other income (expenses), net: Other, net	¥(270)	Other income (expenses), net: Other, net	¥355

Total		¥(270)		¥355

Thousands of U.S. dollars
2012
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives	Location of gains (losses) recognized in income on hedged items	Amount of gains (losses) recognized in income on hedged items
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Other income (expenses), net: Other, net	$—	Other income (expenses), net: Other, net	$—

Total		$—		$—

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	2012
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥665	Other income (expenses), net: Other, net	¥2,645	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	Other income (expenses), net: Other, net	227	—	—

Total	¥665		¥2,872		¥—

	Millions of yen
	2011
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥7,195	Other income (expenses), net: Other, net	¥7,475	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	120	Other income (expenses), net: Other, net	—	—	—

Total	¥7,315		¥7,475		¥—

	Millions of yen
	2010
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥363	Other income (expenses), net: Other, net	¥532	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	1,758	Other income (expenses), net: Other, net	89	—	—

Total	¥2,121		¥621		¥—

	Thousands of U.S. dollars
	2012
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	$8,110	Other income (expenses), net: Other, net	$32,256	—	$—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	Other income (expenses), net: Other, net	2,768	—	—

Total	$8,110		$35,024		$—

*	OCI stands for other comprehensive income (loss).

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	2012
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥329
Option contracts	Other income (expenses), net: Other, net	(0)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(200)
	Other income (expenses), net: Other, net	(5,995)

Total		¥(5,866)

	Millions of yen
	2011
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(1,411)
Option contracts	Other income (expenses), net: Other, net	(9)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(455)
	Other income (expenses), net: Other, net	2,816

Total		¥941

	Millions of yen
	2010
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(972)
Option contracts	Other income (expenses), net: Other, net	3
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(580)
	Other income (expenses), net: Other, net	1,900

Total		¥351

	Thousands of U.S. dollars
	2012
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	$4,012
Option contracts	Other income (expenses), net: Other, net	(5)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(2,439)
	Other income (expenses), net: Other, net	(73,110)

Total		$(71,542)

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

(3) Long-Term Trade Receivables, Including Current Portion (Note 4)

The fair values of long-term trade receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.

(4) Long-Term Debt, Including Current Portion (Note 21)

The fair values of each of the long-term debt are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity and is classified in Level 2 in the fair value hierarchy.

(5) Derivatives (Notes 19 and 21)

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest swap agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, as of March 31, 2012 and 2011, are summarized as follows:

	Millions of yen				Thousands of U.S. dollars
	2012		2011		2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities, marketable equity securities	¥45,933	¥45,933	¥49,372	¥49,372	$560,159	$560,159
Long-term debt, including current portion	431,976	429,357	413,760	412,375	5,268,000	5,236,061
Derivatives:
Forward and options
Assets	2,255	2,255	423	423	27,500	27,500
Liabilities	8,543	8,543	2,968	2,968	104,183	104,183
Interest rate swaps, cross-currency swaps and interest rate cap agreements
Assets	1,590	1,590	10,608	10,608	19,390	19,390
Liabilities	1,177	1,177	1,008	1,008	14,353	14,353

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

Level 1	–	Quoted prices in active markets for identical assets or liabilities

Level 2	–	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	–	Unobservable inputs for the assets or liabilities

Assets and liabilities that are measured at fair value on a recurring basis

The fair value hierarchy levels of assets and liabilities that are measured at fair value on a recurring basis at March 31, 2012 and 2011 are as follows:

At March 31, 2012	Millions of yen
	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥27,172	¥—	¥—	¥27,172
Financial service industry	16,166	—	—	16,166
Other	2,595	—	—	2,595
Derivatives
Forward contracts	—	2,250	—	2,250
Option contracts	—	5	—	5
Interest rate swaps, cross currency swaps and interest rate cap agreements	—	1,590	—	1,590

Total Assets	¥45,933	¥3,845	¥—	¥49,778

Liabilities
Derivatives
Forward contracts	¥—	¥8,543	¥—	¥8,543
Interest rate swaps, cross currency swaps and interest rate cap agreements	—	1,177	—	1,177
Other	—	53,103	752	53,855

Total Liabilities	¥—	¥62,823	¥752	¥63,575

At March 31, 2011	Millions of yen
	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥30,219	¥—	¥—	¥30,219
Financial service industry	16,439	—	—	16,439
Other	2,714	—	—	2,714
Derivatives
Forward contracts	—	416	—	416
Option contracts	—	7	—	7
Interest rate swaps, cross currency swaps and interest rate cap agreements	—	10,608	—	10,608

Total Assets	¥49,372	¥11,031	¥—	¥60,403

Liabilities
Derivatives
Forward contracts	¥—	¥2,968	¥—	¥2,968
Interest rate swaps, cross currency swaps and interest rate cap agreements	—	1,008	—	1,008
Other	—	26,665	859	27,524

Total Liabilities	¥—	¥30,641	¥859	¥31,500

At March 31, 2012	Thousands of U.S. dollars
	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	$331,366	$—	$—	$331,366
Financial service industry	197,147	—	—	197,147
Other	31,646	—	—	31,646
Derivatives
Forward contracts	—	27,439	—	27,439
Option contracts	—	61	—	61
Interest rate swaps, cross currency swaps and interest rate cap agreements	—	19,390	—	19,390

Total Assets	$560,159	$46,890	$—	$607,049

Liabilities
Derivatives
Forward contracts	$—	$104,183	$—	$104,183
Interest rate swaps, cross currency swaps and interest rate cap agreements	—	14,353	—	14,353
Other	—	647,597	9,171	656,768

Total Liabilities	$—	$766,133	$9,171	$775,304

Investment securities available for sale

Marketable equity securities are classified in Level 1 in the fair value hierarchy. Marketable equity securities are measured using a market approach based on the quoted market prices in active markets.

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

Other

Other primarily represents loans which are measured at fair value under the Fair Value Option of FASB ASC 825, “Financial Instruments”. The fair value of loans is based on a valuation model based on market yield curve data and credit spread data and is classified in Level 2 in the fair value hierarchy. The credit spread data was obtained through use of credit default swaps for each counterparty.

The following table summarizes information about changes of Level 3 for the year ended March 31, 2012, 2011 and 2010:

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Balance at beginning of year	¥(859)	¥(2,280)	¥919	$(10,476)
Total gains or losses (realized/unrealized)	107	219	1,543	1,305
Included in earnings	93	6	1,605	1,134
Included in other comprehensive income (loss)	14	213	(62)	171
Total purchases, issuance and settlements	—	1,202	(4,742)	—
Purchases	—	—	—	—
Issuance	—	—	—	—
Settlements	—	1,202	(4,742)	—

Balance at end of year	¥(752)	¥(859)	¥(2,280)	$(9,171)

The amount of unrealized gains on classified in Level 3 assets and liabilities recognized in earnings for the year ended March 31, 2012, 2011 and 2010 related to liabilities still held at March 31, 2012, 2011 and 2010 were gains of ¥93 million ($1,134 thousand), ¥6 million and ¥1,605 million, respectively. These gains were reported in other income (expense), net of the consolidated statements of income.

Assets and liabilities that are measured at fair value on a non-recurring basis

Komatsu measured certain long-lived assets at fair value, which are classified as Level 2 in the fair value hierarchy, as of March 31, 2012 and 2011.

At March 31, 2012, long-lived assets were written down from their book value of ¥5,449 million ($66,451 thousand) to their fair value of ¥2,343 million ($28,573 thousand) and Komatsu recognized impairment losses of ¥3,106 million ($37,878 thousand) for the years ended March 31, 2012, which are reported in impairment loss on long-lived assets of the consolidated statements of income.

At March 31, 2011, long-lived assets were written down from their book value of ¥5,833 million to their fair value of ¥691 million and Komatsu recognized impairment losses of ¥5,142 million for the years ended March 31, 2011, which are reported in impairment loss on long-lived assets of the consolidated statements of income.

22. Business Segment and Geographic Information

Komatsu has two operating segments: 1) Construction, Mining and Utility Equipment 2) Industrial Machinery and Others.

The accounting policies used by the segments are the same as those used in the preparation of the consolidated financial statements. Segment profit is determined by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.

The following table presents financial information regarding Komatsu’s operating segments and geographic information at March 31, 2012, 2011 and 2010, and for the years then ended:

Operating segments:

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Net sales:
Construction, Mining and Utility Equipment –
External customers	¥1,739,348	¥1,615,689	¥1,268,575	$21,211,561
Intersegment	4,925	2,392	2,690	60,061

Total	1,744,273	1,618,081	1,271,265	21,271,622
Industrial Machinery and Others –
External customers	242,415	227,438	162,989	2,956,281
Intersegment	8,724	10,916	15,619	106,390

Total	251,139	238,354	178,608	3,062,671
Elimination	(13,649)	(13,308)	(18,309)	(166,452)

Consolidated	¥1,981,763	¥1,843,127	¥1,431,564	$24,167,841

Segment profit:
Construction, Mining and Utility Equipment	¥246,291	¥220,830	¥83,061	$3,003,549
Industrial Machinery and Others	16,779	20,965	2,998	204,622

Total segment profit	263,070	241,795	86,059	3,208,171
Corporate expenses and elimination	(4,407)	(6,823)	(5,340)	(53,744)

Total	258,663	234,972	80,719	3,154,427
Impairment loss on long-lived assets	3,106	5,142	3,332	37,878
Other operating income (expenses), net	786	(6,901)	(10,352)	9,585
Operating income	256,343	222,929	67,035	3,126,134
Interest and dividend income	3,776	4,493	6,158	46,049
Interest expense	(7,784)	(6,475)	(8,502)	(94,927)
Other, net	(2,726)	(1,138)	288	(33,244)

Consolidated income before income taxes and equity in earnings of affiliated companies	¥249,609	¥219,809	¥64,979	$3,044,012

Segment assets:
Construction, Mining and Utility Equipment	¥1,965,406	¥1,859,004	¥1,682,542	$23,968,366
Industrial Machinery and Others	278,232	270,736	207,551	3,393,073
Corporate assets and elimination	76,891	19,397	68,962	937,695

Consolidated	¥2,320,529	¥2,149,137	¥1,959,055	$28,299,134

Depreciation and amortization:
Construction, Mining and Utility Equipment	¥80,521	¥80,780	¥82,508	$981,964
Industrial Machinery and Others	8,494	7,662	7,707	103,585

Consolidated	¥89,015	¥88,442	¥90,215	$1,085,549

Capital investment:
Construction, Mining and Utility Equipment	¥115,518	¥92,049	¥92,979	$1,408,756
Industrial Machinery and Others	6,520	5,689	3,212	79,512

Consolidated	¥122,038	¥97,738	¥96,191	$1,488,268

Business categories and principal products and services included in each operating segment are as follows:

a) Construction, Mining and Utility Equipment:

Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines and components, casting products and logistics

b) Industrial Machinery and Others:

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

Amortization for the years ended March 31, 2012, 2011 and 2010, does not include amortization of long-term prepaid expenses of ¥1,091 million ($13,305 thousand), ¥1,025 million and ¥1,104 million. The term “Capital investment” should be distinguished from the term “Capital expenditures” as used in the consolidated statements of cash flows. The term “Capital investment” is defined to refer to the acquisition of property, plant and equipment including properties under capital leases on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates.

Impairment loss on long-lived assets and goodwill recorded in each segment asset for the years ended March 31, 2012, 2011 and 2010, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Impairment loss on long-lived assets
Construction, Mining and Utility Equipment	¥2,330	¥4,969	¥3,063	$28,415
Industrial Machinery and Others	776	173	269	9,463

Total	¥3,106	¥5,142	¥3,332	$37,878

Geographic information:

Net sales determined by customer location for the years ended March 31, 2012, 2011 and 2010, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Japan	¥402,505	¥349,184	¥323,813	$4,908,598
The Americas	460,814	397,427	323,984	5,619,683
Europe and CIS	207,848	165,418	127,377	2,534,732
China	270,017	428,208	270,870	3,292,890
Asia (excluding Japan and China) and Oceania	513,575	398,366	299,864	6,263,109
Middle East and Africa	127,004	104,524	85,656	1,548,829

Consolidated net sales	¥1,981,763	¥1,843,127	¥1,431,564	$24,167,841

Net sales determined by geographic origin for the years ended March 31, 2012, 2011 and 2010, and property, plant and equipment determined based on physical location at March 31, 2012, 2011 and 2010, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Net sales:
Japan	¥723,568	¥641,502	¥498,568	$8,823,999
U.S.A.	436,300	391,380	311,170	5,320,732
Europe and CIS	217,085	175,217	141,510	2,647,378
China	196,537	332,581	238,102	2,396,793
Others	408,273	302,447	242,214	4,978,939

Total	¥1,981,763	¥1,843,127	¥1,431,564	$24,167,841

Property, plant and equipment:
Japan	¥356,424	¥354,797	¥380,592	$4,346,635
U.S.A.	67,350	63,972	62,637	821,341
Europe and CIS	29,483	29,868	35,811	359,549
Others	76,399	59,750	46,060	931,695

Total	¥529,656	¥508,387	¥525,100	$6,459,220

No individual country within Europe and CIS or Others had a material impact on net sales.

There were no sales to a single major external customer for the years ended March 31, 2012, 2011 and 2010.

23. Supplementary Information to Balance Sheets

At March 31, 2012 and 2011, deferred income taxes and other current assets were comprised of the following:

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Prepaid expenses	¥8,601	¥4,318	$104,890
Short-term loans receivable:
Affiliated companies	664	723	8,098
Other	1,144	1,427	13,951

Total	¥1,808	¥2,150	$22,049

Deferred income taxes	44,825	55,953	546,646
Other	89,044	90,360	1,085,903

Total	¥144,278	¥152,781	$1,759,488

At March 31, 2012 and 2011, deferred income taxes and other current liabilities were comprised of the following:

	Millions of yen		Thousands of U.S. dollars
	2012	2011	2012
Accrued expenses	¥84,264	¥80,195	$1,027,610
Advances received	49,180	30,828	599,756
Deferred income taxes	687	380	8,378
Other	97,643	87,865	1,190,768

Total	¥231,774	¥199,268	$2,826,512

24. Supplementary Information to Statements of Income

The following information shows research and development expenses and advertising costs, for the years ended March 31, 2012, 2011 and 2010. Research and development expenses and advertising costs are charged to expense as incurred and are included in cost of sales and selling, general and administrative expenses in consolidated statements of income.

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Research and development expenses	¥54,843	¥49,005	¥46,449	$668,817
Advertising costs	2,357	2,627	2,417	28,744

Shipping and handling costs included in selling, general and administrative expenses for the years ended March 31, 2012, 2011 and 2010, were as follows:

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Shipping and handling costs	¥45,231	¥37,706	¥25,697	$551,598

For the fiscal year ended March 31, 2012, 2011 and 2010, Komatsu recognized an impairment loss of ¥3,106 million ($37,878 thousand) and ¥5,142 million and ¥3,332 million related to property, plant and equipment and intangible assets subject to amortization at the Company and certain subsidiaries, as profitability of the assets of each subsidiary was expected to be low in the future and Komatsu estimated the carrying amounts would not be recovered by the future cash flows.

Other operating income (expenses), net for the years ended March 31, 2012, 2011 and 2010, were comprised of the following:

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Gain on sale of property	¥1,294	¥2,432	¥1,036	$15,781
Loss on disposal or sale of fixed assets*	(2,487)	(1,553)	(2,907)	(30,329)
Other*	1,979	(7,780)	(8,481)	24,133

Total	¥786	¥(6,901)	¥(10,352)	$9,585

*	For the fiscal year ended March 31, 2011, Loss on disposal or sale of fixed assets and Other included losses of ¥73 million and ¥2,787 million respectively resulted from the Great East Japan Earthquake.

For the fiscal year ended March 31, 2011 and 2010, the Company and certain subsidiaries recognized expenses associated with structural reforms of production and sales operations. Out of the expenses, reorganization costs of ¥3,771 million and ¥8,883 million respectively, such as wind down and relocation costs related to the integration of facilities were included in other, except the expenses included in impairment loss on long-lived assets of the consolidated statements of income.

Other income (expenses), net for the years ended March 31, 2012, 2011 and 2010, were comprised of the following:

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Interest income –
Installment receivables	¥289	¥503	¥1,206	$3,524
Other	2,632	2,670	3,785	32,098
Dividends	855	1,320	1,167	10,427
Interest expense	(7,784)	(6,475)	(8,502)	(94,927)
Net gain (loss) from sale of investment securities	(2,516)	(54)	679	(30,683)
Exchange gain (loss), net	3,864	(4,193)	1,066	47,122
Other	(4,074)	3,109	(1,457)	(49,683)

Total	¥(6,734)	¥(3,120)	¥(2,056)	$(82,122)

25. Valuation and Qualifying Accounts

Valuation and qualifying accounts deducted from assets to which they apply:

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Allowance for doubtful receivables
Balance at beginning of fiscal period	¥15,793	¥14,941	¥15,330	$192,597
Additions
Charged to costs and expenses	2,105	5,307	7,457	25,671
Charged to other accounts	255	1,068	957	3,110
Deductions	2,910	5,523	8,803	35,488

Balance at end of fiscal period	¥15,243	¥15,793	¥14,941	$185,890

Deductions were principally collectible or uncollectible accounts and notes charged to the allowance.

	Millions of yen			Thousands of U.S. dollars
	2012	2011	2010	2012
Valuation allowance for deferred tax assets
Balance at beginning of fiscal period	¥36,690	¥49,081	¥31,420	$447,439
Additions
Charged to costs and expenses	1,961	7,596	21,784	23,915
Charged to other accounts	276	—	8	3,366
Deductions	18,197	19,987	4,131	221,915

Balance at end of fiscal period	¥20,730	¥36,690	¥49,081	$252,805

Deductions were principally realization or expiration of net operating loss carryforwards.

EXHIBIT INDEX

Exhibit number	Title	Subsequently Numbered Page
Exhibit (1.1)	Articles of Incorporation of Komatsu Ltd., as amended (Translation)	1

Exhibit (1.2)	Regulations of The Board of Directors (Translation)	7

Exhibit (2)	Share Handling Regulations, as amended (Translation)	9

Exhibit (8)	Significant subsidiaries of Komatsu Ltd. including additional subsidiaries that management has deemed to be significant, as of March 31, 2012 (See “Item 4. Information on the Company — C. Organizational Structure”)

Exhibit (11)	Code of Ethics for Senior Officers (Translation)	15

Exhibit (12) a.	Certification of the CEO of the Company required pursuant to Rule 15d-14(a)	19

Exhibit (12) b.	Certification of the CFO of the Company required pursuant to Rule 15d-14(a)	20

Exhibit (13) a.	Certification of the CEO of the Company required pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of The United States Code	21

Exhibit (13) b.	Certification of the CFO of the Company required pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of The United States Code	22

Exhibit 101	Instance Document

Exhibit 101	Schema Document

Exhibit 101	Calculation Linkbase Document

Exhibit 101	Definition Linkbase Document

Exhibit 101	Labels Linkbase Document

Exhibit 101	Presentation Linkbase Document