Form 20-F
period 2013-03-31
KOMATSU LTD
filed 2013-06-28
CIK 56594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

Masahiko Kanagawa or Tomonori Koga

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

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Stock*

(Title of Class)

*	23,145,522 American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 1 share of Common Stock of Komatsu Ltd.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

952,778,859 shares (excluding 30,351,401 shares of Treasury Stock)

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
Exhibit 12a
Exhibit 12b
Exhibit 13a
Exhibit 13b

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected financial data for each of the fiscal years ended March 31, 2009 through March 31, 2013 have been derived from the Company’s audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). It should be read in conjunction with the Company’s audited consolidated balance sheets as of March 31, 2012 and 2013, the related consolidated statements of income and consolidated statements of comprehensive income, shareholders’ equity and cash flows for the three fiscal years ended March 31, 2013 and the notes thereto that appear elsewhere in this annual report.

Selected Financial Data

	Millions of yen, except per share amounts
	2013	2012	2011	2010	2009
Income Statement Data:
Net sales	1,884,991	1,981,763	1,843,127	1,431,564	2,021,743
Operating income	211,602	256,343	222,929	67,035	151,948
Income before income taxes and equity in earnings of affiliated companies	204,603	249,609	219,809	64,979	128,782
Income taxes	69,089	74,470	64,706	25,364	42,293
Net income attributable to Komatsu Ltd.	126,321	167,041	150,752	33,559	78,797

Per Share Data:
Net income attributable to Komatsu Ltd.
- Basic	132.64	173.47	155.77	34.67	79.95
- Diluted	132.51	173.32	155.66	34.65	79.89
Cash dividends
Yen	45.00	41.00	26.00	26.00	44.00
U.S. dollar 1)	0.48	0.50	0.31	0.28	0.44

Depreciation and amortization	89,322	90,106	89,467	91,319	98,354
Capital Investment 2)	136,962	122,038	97,738	96,191	162,512
Research and development expenses	60,788	54,843	49,005	46,449	53,736

	Millions of yen
Balance Sheet Data:
Total assets	2,517,857	2,320,529	2,149,137	1,959,055	1,969,059
Komatsu Ltd. shareholders’ equity	1,193,194	1,009,696	923,843	833,975	814,941
Capital stock	67,870	67,870	67,870	67,870	67,870
Number of shares issued at year-end	983,130,260	983,130,260	998,744,060	998,744,060	998,744,060
Number of shares outstanding at year-end	952,778,859	952,261,022	967,902,641	968,039,976	967,822,292

Notes:

1)	The conversion rate between the Japanese yen to the U.S. dollar is ¥94.34 to U.S.$1.00, the buying rate of Japanese yen as of noon on June 14, 2013 in The City of New York as reported by the Federal Reserve Board.

2)	The term “Capital Investment” as used in the above Selected Financial Data should be distinguished from the term “Capital Expenditures” as used in the consolidated statements of cash flows. The term “Capital Investment” as used in the above Selected Financial Data is defined to refer to costs relating to the purchase of property, plant and equipment including properties under capital leases on an accrual basis which reflect the effect of timing differences between acquisition dates and payment dates. Komatsu’s management uses this financial indicator to manage its capital investment and believes that this indicator is useful to investors in that this indicator presents accrual based capital investment in addition to the cash based capital expenditures provided in the consolidated statements of cash flows.

The following table provides the noon buying rates for Japanese yen in The City of New York as reported by the Federal Reserve Bank of New York and the Federal Reserve Board expressed in Japanese yen per U.S. dollar for the periods indicated. The average Japanese yen exchange rates represent average noon buying rates on the last business day of each month for the respective period. On June 14, 2013, the noon buying rate in The City of New York as reported by the Federal Reserve Board for Japanese yen was ¥94.34 = U.S.$1.00.

Yen Exchange Rates per U.S. dollar:

(Yen)

	Average	High	Low	Period-End
Year ended March 31
2009	100.85	87.80	110.48	99.15
2010	92.49	86.12	100.71	93.40
2011	85.00	78.74	94.68	82.76
2012	78.86	75.72	85.26	82.41
2013	83.26	77.41	96.16	94.16

	High	Low	Period-End
2012
December	81.86	86.64	86.64

2013
January	86.92	91.28	91.28
February	91.38	93.64	92.36
March	93.32	96.16	94.16
April	92.96	99.61	97.52
May	97.28	103.52	100.83

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

In economically developed countries in which Komatsu operates, Komatsu’s business is generally affected by cyclical changes in the economies of such regions. Therefore, factors which are beyond Komatsu’s control, such as levels of housing starts, industrial production, public investments in infrastructure development and private-sector capital outlays, may affect demand for Komatsu’s products.

In newly developing countries in which Komatsu operates, Komatsu constantly pays careful attention to the changes in demand for its products. However, these economies are impacted by a number of unstable factors, such as commodity prices and considerable reliance on exports to economically developed regions and thus, changes in these factors could adversely affect Komatsu’s business results.

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

(2) Foreign currency exchange rate fluctuations

A substantial portion of Komatsu’s overseas sales is affected by foreign currency exchange rate fluctuations. In general, an appreciation of the Japanese yen against another currency would adversely affect Komatsu’s results of operations, while a depreciation of the Japanese yen against another currency would have a favorable impact thereon. In addition, foreign currency exchange rate fluctuations may also affect the comparative prices between products sold by Komatsu and products sold by its foreign competitors in the same market, as well as the cost of materials used in the production of such products. Komatsu strives to alleviate the effect of such foreign currency exchange rate fluctuations by locating its production bases globally and engaging in production locally. Komatsu also engages in hedging activities to minimize the effects of short-term foreign currency exchange rate fluctuations. Despite Komatsu’s efforts, if the foreign currency exchange rates fluctuate beyond Komatsu’s projected fluctuation range, Komatsu’s results of operations may be adversely affected.

(3) Fluctuations in financial markets

While Komatsu is currently working to improve the efficiency of its assets by reducing its interest-bearing debt, its aggregate short- and long-term interest-bearing debt was approximately ¥680 billion as of March 31, 2013. Although Komatsu has strived to reduce the effect of interest rate fluctuations using various measures, including procuring funds at fixed interest rates, an increase in interest rates may increase Komatsu’s interest expenses and thereby adversely affect Komatsu’s results of operations. In addition, fluctuations in the financial markets, such as fluctuations in the fair value of marketable securities and interest rates, may also increase the unfunded obligation portion of Komatsu’s pension plans or pension liabilities, which may result in an increase in pension expenses. Such an increase in interest expenses and pension expenses may adversely affect Komatsu’s results of operations and financial condition.

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

(8) Procurement, production and other matters

Komatsu’s procurement of parts and materials for its products is exposed to fluctuations in commodity and energy prices. Price increases in commodities, such as steel materials, as well as energies, such as crude oil and electricity, may increase the production cost of Komatsu’s products. In addition, a shortage of product parts and materials, bankruptcies of suppliers or production discontinuation by suppliers of products used by Komatsu may make it difficult for Komatsu to engage in the timely procurement of parts and materials and manufacture of its products, thereby lowering Komatsu’s production efficiency. With respect to an increase in the cost of production as mainly affected by an increase in the cost of materials, Komatsu mainly strives to reduce other costs and make price adjustments of its products. Komatsu also strives to minimize the effects of possible procurement or manufacturing issues by securing new suppliers or promoting closer collaboration among its related business divisions. However, if the increase in commodity and energy prices were to exceed Komatsu’s expectations or a prolonged shortage of materials and parts were to occur, Komatsu’s results of operations may be adversely affected.

(9) Information security, intellectual property and other matters

Komatsu may obtain confidential information concerning its customers and individuals in the normal course of its business. Komatsu also holds confidential business and technological information. Komatsu safeguards such confidential information with the utmost care. To forestall unauthorized access by means of cyber-attacks, tampering, destruction, leakage and losses, Komatsu employs appropriate safety measures, including implementing technological safety measures and strengthening its information management capabilities. However, when its network and information systems crash and/or problems, such as a leak of confidential information concerning customers and individuals, occur, Komatsu may become liable for damages, or its reputation or its customers’ confidence in Komatsu may be adversely affected. In addition, if Komatsu’s confidential business and technological information were leaked or misused by a third party, or Komatsu’s intellectual properties were infringed upon by a third party, or Komatsu were held liable for infringing on a third party’s intellectual property rights, Komatsu’s business results may be adversely affected.

(10) Natural calamities, wars, terrorism, accidents and other matters

If natural disasters (such as earthquakes, tsunamis and floods), epidemics, radioactive contamination, wars, terrorist acts, riots, accidents (such as fires and explosions), unforeseeable criticism or interference by third parties or computer virus infections were to occur in the regions in which Komatsu operates, Komatsu may incur extensive damage to one or more of its facilities that then could not become fully operational within a short period of time. Even if Komatsu’s operations were not directly harmed by such events, confusion in logistic and supply networks, shortages in the supply of electric power, gas and other utilities, telecommunication problems and/or problems of supplier’s production may continue for a long period of time. Accordingly, if delays or disruption in the procurement of materials and parts, or the production and sales of Komatsu’s products and services, or deterioration of the capital-raising environment or other adverse developments were to take place as a result of such events, Komatsu’s business results may be adversely affected.

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

PRINCIPAL CAPITAL INVESTMENT

Komatsu invests capital each year in the development and production of new products and the improvement of the operating efficiency of its production infrastructure, primarily focusing on the Construction, Mining and Utility Equipment operating segment. Komatsu’s capital investment for the fiscal years ended March 31, 2013, 2012 and 2011 were ¥136,962 million, ¥122,038 million and ¥97,738 million, respectively. Capital investment for the fiscal year ended March 31, 2013 by operating segment was as follows.

Capital Investment by Operating Segment

	Millions of Yen Fiscal Year ended March 31, 2013	Percentage Change as compared to the Fiscal Year ended March 31, 2012
Construction, Mining and Utility Equipment	¥127,706	10.6%
Industrial Machinery and Others	9,256	42.0%

Total	¥136,962	12.2%

Notes:

1)	Amounts include certain leased machinery and equipment accounted for as capital leases in accordance with Financial Accounting Standards Board Accounting Standards Codification 840.

2)	The term “Capital Investment” as used in the above table should be distinguished from the term “Capital Expenditures” as used in the consolidated statements of cash flows. The term “Capital Investment” as used in the above table is defined to refer to costs relating to the purchase of property, plant and equipment including properties under capital leases on an accrual basis which reflect the effect of timing differences between acquisition dates and payment dates. Komatsu’s management uses this financial indicator to manage its capital investment and believes that this indicator is useful to investors in that this indicator presents accrual based capital investment in addition to the cash based capital expenditures provided in the consolidated statements of cash flows.

In the fiscal year ended March 31, 2013, Komatsu made capital investments in the construction, mining and utility equipment business to expand its production capacity in light of an expected increase in future demand for its equipment, and to strengthen its sales and service operations in the Strategic Markets (see below for a further description of “Strategic Markets”). For example, Komatsu expanded production capacities of Komatsu (Shandong) Construction Machinery Corp. in anticipation of mid- to long-range market growth. In the industrial machinery and others business, Komatsu made capital investments to renovate its facilities.

Komatsu considers the markets in Japan, North America and Europe to be its “Traditional Markets” and the markets in China, Latin America, Asia, Oceania, Africa, the Middle East and the Commonwealth of Independent States (“CIS”) as its “Strategic Markets”.

The following table sets forth in further detail the principal construction projects Komatsu undertook during the fiscal year ended March 31, 2013.

Main facilities completed in the fiscal year ended March 31, 2013

Operating segment	Main facilities
Construction, Mining and Utility Equipment	Komatsu (Shandong) Construction Machinery Corp.: Expansion of plant • Products: Hydraulic excavator, hydraulic equipment, cast steel material, final drive, etc. • Location: Jining, Shandong, China

Komatsu’s capital investments for the fiscal year ended March 31, 2013 were primarily financed by funds on hand and bank borrowings.

For information on Komatsu’s expected principal capital investments for the fiscal year ending March 31, 2014, see Item 4.D. Property, Plants and Equipment.

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

PRODUCTS AND SERVICES

The following table sets forth Komatsu’s net sales by operating segments for the fiscal years ended March 31, 2013, 2012 and 2011, which is derived from the Company’s audited consolidated financial statements.

Net Sales by Operating Segments

	(Millions of Yen)
	Fiscal Year Ended March 31, 2013		Fiscal Year Ended March 31, 2012		Fiscal Year Ended March 31, 2011

Construction, Mining and Utility Equipment	¥1,677,049	89.0%	¥1,739,348	87.8%	¥1,615,689	87.7%
Industrial Machinery and Others	207,942	11.0%	242,415	12.2%	227,438	12.3%

Total	¥1,884,991	100.0%	¥1,981,763	100.0%	¥1,843,127	100.0%

(1)	Construction, Mining and Utility Equipment

The Construction, Mining and Utility Equipment operating segment has been Komatsu’s mainstay operating segment during the last several decades. Net sales from this operating segment accounted for 89.0% of Komatsu’s total net sales for the fiscal year ended March 31, 2013.

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

Category	Principal Products and Businesses
Excavating Equipment	Hydraulic excavators, mini excavators and backhoe loaders
Loading Equipment	Wheel loaders, mini wheel loaders and skid steer loaders
Grading and Roadbed Preparation Equipment	Bulldozers, motor graders and vibratory rollers
Hauling Equipment	Off-highway dump trucks, articulated dump trucks and crawler carriers
Forestry Equipment	Harvesters, forwarders and feller-bunchers
Tunneling Machines	Shield machines, tunnel-boring machines and small-diameter pipe jacking machines
Recycling Equipment	Mobile crushers, mobile soil recyclers and mobile tub grinders
Industrial Vehicles	Forklift trucks
Other Equipment	Railroad maintenance equipment
Engines and Components	Diesel engines, diesel generator sets and hydraulic equipment
Casting Products	Steel castings and iron castings
Logistics	Packing, warehousing and transport

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

The principal products developed and introduced to the market in the Construction, Mining and Utility Equipment operating segment during the fiscal year ended March 31, 2013 are listed below:

Company	Product	Model
Komatsu Ltd.	Hydraulic Excavators	PC128US-10, PC138US-10, PC200-10, PC200-8M0, PC220-8M0, PC300-8M0, HB205-1M0, PC4000-6
	Wheeled Hydraulic Excavators	PW160-8, PW180-10
	Bulldozers	D37-22, D39-22, D61EX/PX-23, D61EXi/PXi-23
	Wheel Loaders	WA270-7, WA320-7, WA470-7
	Dump Trucks	HM400-3M0/3R
	Motor Graders	GD755-5R
	Forklifts Trucks	FH40-1, FH45-1, FH50-1

(2)	Industrial Machinery and Others

Net sales from the Industrial Machinery and Others operating segment accounted for 11.0% of Komatsu’s total net sales for the fiscal year ended March 31, 2013. The products available in this operating segment are used by a wide range of businesses and include industrial machinery, such as forging and sheet metal machinery and other services. Komatsu’s principal products in this operating segment fall into the following categories:

Category	Principal Products and Businesses
Metal Forging and Stamping Presses	Large presses, servo presses, small- and medium-sized presses and forging presses
Sheet-Metal Machines	Laser cutting machines, fine-plasma cutting machines, press brakes and shears
Machine Tools	Transfer machines, machining centers, crankshaft millers, grinding machines and wire saws
Defense Systems	Ammunition and armored personnel carriers
Temperature-control equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing
Others	Commercial-use prefabricated structures and excimer laser for lithography tools in semiconductor manufacturing

The principal products developed and introduced to the market in the Industrial Machinery and Others operating segment during the fiscal year ended March 31, 2013 are listed below:

Company	Product	Model
Komatsu Industries Corporation	Small- and medium-sized presses	H2F1200, H2F600, H1F110-2
	Press brakes	PVS8525
Komatsu NTC Ltd.	Machining centers	NTG-4SP
	Wire saws	PV500HD

PRINCIPAL MARKETS

Komatsu operates and competes in the following six principal markets: (1) Japan, (2) the Americas, (3) Europe and CIS, (4) China, (5) Asia (excluding Japan and China) and Oceania and (6) the Middle East and Africa.

In this annual report, information regarding net sales by geographic segment is presented in the following two ways: (1) by customer location (based on the country where the purchaser is located) and (2) by sales origin (based on the country where the seller is located). The following table sets forth Komatsu’s net sales recognized by customer location for the fiscal years ended March 31, 2013, 2012 and 2011. Net sales data by sales origin are set forth in Item 5.A. Operating and Financial Review and Prospectus as well as Note 22 to the Company’s audited consolidated financial statements, included elsewhere in this report.

	(Millions of Yen)
	Fiscal Year Ended March 31, 2013		Fiscal Year Ended March 31, 2012		Fiscal Year Ended March 31, 2011
Japan	¥380,024	20.2%	¥402,505	20.3%	¥349,184	18.9%
The Americas	561,962	29.8%	460,814	23.3%	397,427	21.6%
Europe and CIS	203,878	10.8%	207,848	10.5%	165,418	9.0%
China	156,030	8.3%	270,017	13.6%	428,208	23.2%
Asia (excluding Japan and China) and Oceania	454,394	24.1%	513,575	25.9%	398,366	21.6%
Middle East and Africa	128,703	6.8%	127,004	6.4%	104,524	5.7%

Total	¥1,884,991	100.0%	¥1,981,763	100.0%	¥1,843,127	100.0%

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

Komatsu’s overseas construction, mining and utility equipment sales and service network is a global network and covers almost all parts of the world. With the exception of certain areas, Komatsu sells its products to customers through independent distributors around the world who typically purchase such equipment from the Company and its subsidiaries. With respect to mining equipment, in the areas where there is high demand, such as Australia, Chile and South Africa, there are situations when Komatsu’s subsidiaries in such areas provide sales and services directly to customers. Komatsu’s liaison offices provide both sales support and technical support to independent distributors. The Company’s major sales subsidiaries and affiliates are located in the United States, Brazil, Belgium, Russia, China, Indonesia, and the United Arab Emirates. These subsidiaries and affiliates provide technical assistance to the independent distributors and carry spare parts so that such parts can be delivered on a timely basis to its customers and distributors. These subsidiaries and affiliates as well as independent distributors provide the services that customers may require with respect to their construction, mining and utility equipment outside of Japan.

In addition, Komatsu provides its customers with financing for their purchases of construction, mining and utility equipment thorough its retail finance subsidiaries and an affiliated company in its major markets of Japan, the United States, Chile, Europe, Thailand, Indonesia, Australia and China. Komatsu’s retail finance companies in each major market are providing various types of financing menus, such as installment sales and leases, in response to customer’s needs.

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

Komatsu’s competitors in the construction and mining equipment business consist of global competitors, regional competitors and locally specialized competitors. Major global competitors include Caterpillar Inc. (“Caterpillar”), Hitachi Construction Machinery Co., Ltd. (“Hitachi Construction”), Volvo Construction Equipment N.V. (“Volvo”) and Liebherr Group (“Liebherr Group”). The competitive environment differs according to regions and product models.

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

KOMTRAX (Komatsu Machine Tracking System)

KOMTRAX is a system that Komatsu pioneered the development of and introduced to the market in 2001. Using KOMTRAX, customers can manage the operation of their construction equipment by utilizing information technology applications, such as a global positioning system (“GPS”) and mobile telecommunication technologies. Using the information collected through KOMTRAX, such as location and operation time, customers who operate equipment equipped with KOMTRAX are able to operate the equipment more efficiently and cost effectively because they are able to decrease fuel use and maintenance expenses. In addition, this system has enabled distributors to improve their parts and service operations, thereby improving the time required to respond to customers’ service requests.

More recently, Komatsu has expanded the application of KOMTRAX and introduced KOMTRAX PLUS, which provides the means to monitor the health of major components on large machines, such as mining equipment. More specifically, KOMTRAX PLUS transmits machine data to Komatsu and service personnel such that effective preventative maintenance can be undertaken in advance, thereby reducing the customer’s repair cost and minimizing unscheduled downtime of equipment.

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

Hybrid

In June 2008, Komatsu launched the world’s first hybrid hydraulic excavator that consumes less fuel and emits less carbon dioxide (CO2). Komatsu believes that it has a competitive advantage in the market with respect to this type of equipment not only because it was one of the first to develop and market this type of equipment but also because the equipment is equipped with advanced technologies that reduce CO2 emissions and fuel consumption, which are features that customers have been focused on in recent years. As of March 31, 2013, Komatsu has introduced hybrid excavators in Japan, North, Central and South America, Europe, China, Southeast Asia and Oceania.

Industrial Machinery and Others

In the Industrial Machinery and Others operating segment, Komatsu’s principal products include (1) metal forging and stamping presses, (2) sheet metal machines and (3) machine tools. As discussed below, the market for these products is highly competitive.

(1) Metal Forging and Stamping Presses

Komatsu manufactures and sells stamping presses that are used to press doors and roofs of automobiles and various other parts into shapes. Komatsu’s stamping presses can be divided into large-sized presses, and medium- and small-sized presses. In 2012, as the world economy showed signs of improvement, capital investment by automotive manufacturers started to come back especially in the Asian markets, such as China and Thailand. As a result, demand for stamping presses has increased.

With respect to large-sized presses, which are mainly sold to automobile manufacturers, Komatsu considers IHI Corporation, Hitachi Zosen Fukui Corporation and AIDA Engineering, Ltd. (“AIDA”) of Japan and Schuler AG of Germany to be its major competitors. In Japan, Japanese manufacturers, including Komatsu, have an advantage over non-Japanese manufacturers. Likewise, in Germany, German manufacturers enjoy dominant positions and have a competitive advantage over non-German manufacturers. In other markets, regional and locally specialized competitors in addition to the above-mentioned major manufacturers compete with each other, making the market highly competitive. In light of such market conditions, Komatsu has standardized the models for large-sized AC servo presses in order to improve its production efficiency and increased the number of its service staff and offices to strengthen its global service force. Furthermore, local production of large-sized AC servo presses started in China, and sales promotion efforts were increased in emerging countries such as China and Brazil.

With respect to small- and medium-sized presses, Asia (including Japan) is Komatsu’s largest market. Major competitors of Komatsu for these products include AIDA and Amada Co., Ltd. (“Amada”) of Japan, The Minster Machine Company of the United States and Chin Fong Machine Industrial Co., Ltd. of Taiwan. Komatsu’s small-sized AC servo presses were fully redesigned in March 2013 and enhancements were made to their specification menu. Local production of small-sized AC servo presses started in China, and sales promotion efforts were strengthened in China.

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

In addition, Komatsu’s 3D laser cutting machines that can be used to cut three dimensional objects are highly valued in the sheet metal machine market. In May 2013, Komatsu began the sales of the fiber laser cutting machine, which is the next generation of Komatsu’s sheet metal machines.

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

Komatsu’s wire saws are highly evaluated by customers because of their original wire technology. Komatsu maintains its competitive position in the wire saw market through the launch of its diamond-wire saws. In addition, Komatsu is developing wire saws to be used for the manufacturing of machines other than solar cells, which will be a new machining field for Komatsu.

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

In China, the national standard for Engine Emissions GB20891-2007, introduced by the Law on Prevention and Control of Atmospheric Pollution and the Environmental Protection Law, was issued in 2007 and went into effect in 2007. The Stage II standards, which are currently in effect, have been phased-in since 2009. Both standards are mandatory, and similar to the EU Directives 97/68/EC. The Ministry of Environmental Protection (“MEP”) and its local delegates supervise implementation of the standards.

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

Komatsu and its products are also subject to other health and safety regulatory standards, such as the Roll Over Protective Structures standards set forth by the Occupational Safety and Health Administration of the U.S. Department of Labor. In addition, Structural Standard on Vehicle Type Construction Machine were implemented under the Industrial Safety and Health Act of Japan. Komatsu expects to become subject to additional health and safety standards that are to become effective in the future, including safety requirements for large machines that are used in the mining industry.

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

Mid- to Long-Range Management Plan and Issues Ahead

Komatsu has worked to improve the added values of its products, further strengthen its operation in growth markets and enhance its continuous group-wide Kaizen (improvement) capability in particular under the “Global Teamwork for Tomorrow” mid-range management plan designed for a three-year period from April 1, 2010 to March 31, 2013. In this period, Komatsu business environment changed dramatically, as represented by a sharp hike of the yen against other major currencies, the Great East Japan Earthquake, dramatic changes in demand for wire saws, as well as construction and mining equipment in China and Indonesia. Under such an environment, Komatsu worked to maintain high profitability regardless of market conditions by improving selling prices and production costs and strengthening its corporate fundamentals to flexibly meet dynamic changes in foreign exchange rates and market demand.

Demand for construction and mining equipment plunged drastically under economic slowdowns worldwide as triggered by the financial crisis in the United States in September 2008, and then recovered sharply, driven by Chinese and Indonesian demand. Today, Komatsu expects that demand will remain at a standstill for the time being, mainly against the backdrop of demand in these two countries entering an adjustment phase. However, Komatsu projects that demand will steadily increase in the mid to long-range perspective, supported by global population growth and increasing rates of urbanization worldwide.

The company has developed the new three-year (FY2013-2015) mid-range management plan “Together We Innovate GEMBA Worldwide” to be completed in the fiscal year ending March 31, 2016.

The plan expresses that Komatsu Group employees worldwide will team up with distributors, suppliers and other partners, innovate customers’ GEMBA (workplace) together with them, and provide innovation designed to create new values, thereby working for sustainable growth of our core businesses of construction and mining equipment as well as industrial machinery.

With the proactive involvement of each and every employee in the tasks spelled out through in this management plan, we are working to further improve business performance and enhance our corporate value.

1. Management Goals

We at Komatsu define our corporate value as the total sum of trust given to us by society and all stakeholders. To increase this corporate value, we will consistently work on management tasks by upholding the following management goals and by achieving the following targets.

(1)	We work to attain the industry’s top-level profitability and financial position.

(We will lift the target profitability line by strengthening our earning fundamentals.)

(2)	We will increase the level of profit redistribution to shareholders.

(3)	We will improve net debt-to-equity ratio and ROE, as we invest in our future growth.

2. Focused Efforts

In the new mid-range management plan “Together We Innovate GEMBA Worldwide”, we are going to work on the following focused activities based on the two paired wheels of the Growth Strategies designed to capitalize on our strengths and the Structural Reforms designed to strengthen our corporate fundamentals. At the same time, we are also making all-out efforts to improve the level of profit redistribution to our shareholders.

To effectively tackle the high hurdles of focused activities, it is indispensable that the teamwork of Komatsu Group’s employees with GEMBA capabilities engage in continuous improvement activities by identifying workplace tasks and solving them. All Komatsu Group employees worldwide will continue to promote continuous improvement activities based on The KOMATSU Way. In particular, we will further strengthen brand management activities through which we strive to thoroughly understand customers’ workplaces and become indispensable for them. In this way, we will develop human resources that are needed for business expansion on a global scale.

(1) Growth strategies based on innovation

We will continue to refine our strengths, such as accumulated ICT (Information and Communication Technology) expertise, development and production technologies for key components, global sales and service networks, and flexible procurement and production operations. We will also proactively collaborate on a global scope with companies having cutting-edge technologies in promising fields, regardless of the Komatsu Group, in order to develop technologies which enable us to evolve DANTOTSU products, DANTOTSU service and DANTOTSU solutions. In this manner, we will innovate customers’ GEMBA jointly with them to speedily create new values in both domains of construction and mining equipment and industrial machinery.

We will expand investment in the development of next-generation products and develop and launch construction equipment of the future, which will enable further automation and unmanned operation by means of leading-edge ICT utilization. Specifically, we will continue to upgrade the Autonomous Haulage System (AHS) for driverless dump trucks in operation at large-scale mines in Chile and Australia, the fleet management system for forest machinery which is being introduced in Brazil, and intelligent Machine Control construction equipment designed to streamline construction and facilitate management of the entire construction process. We will also increase the number of successful follow-up models. In FY2013, as the leading models of our intelligent Machine Control construction equipment, we are going to launch medium-sized D61EXi/PXi bulldozers and medium-sized PC210LCi hydraulic excavators initially in the United States and Europe, respectively.

In the industrial machinery business, we are going to facilitate in-house development and production of key components in order to launch innovative products. In FY2013, we will be introducing a new fiber laser cutting machine which features high productivity and impressive reduction in running costs.

(2) Growth strategies of existing businesses

Starting in 2014, new emission control standards (e.g., Tier4 Final in the United States) will be introduced in the United States, Europe and Japan, which require further reduction of NOx (nitrogen oxides) and PM (particulate matter) emissions. We will integrate our in-house development and production strengths for engines, hydraulic units, control systems and so forth with leading-edge technologies, as we continue to develop new products designed to meet the new standards in FY2013, while working for a smooth market introduction. To expand earnings, we will strive to advance sales of strategic parts, such as buckets, teeth and track shoes in Strategic Markets with growth potential into the future as well as for mining equipment. We will also continue to reform our ordering system and logistics for spare parts. In FY2013, we are going to embark on worldwide sales of the XcentricTM Ripper, an innovative attachment for hydraulic excavators for use in breaking rocks and demolition, initially in the United States and China.

With respect to existing businesses with potential demand, which we have failed to capture, we will step up our involvement even by considering strategic alliances as one of our choices.

We will make a variety of information “visible” by continuing to advance the functions and utilization methods of the KOMTRAX which is in operation in over 300,000 units around the world as of March 31, 2013, coupled with the KOMTRAX Plus and the KOMTRAX Parts which we will introduce in FY2013. KOMTRAX Parts will enable us to learn about the conditions of parts and their replacement record. Additionally, we will work to enhance customer satisfaction by engaging in speedy parts delivery and service based on maximum utilization of the evolving KOMTRAX and by expanding the rental and used equipment, retail finance and other businesses in the value chain.

(3) Structural reforms designed to reinforce the business foundation

While we have about doubled sales of the Komatsu Group for the last 10 years, we have controlled fixed costs at about constant level. By separating costs from growth as our policy, we will continue to maintain an appropriate level of fixed costs. With respect to production, we are working to cut down electric power consumption to half at Japanese plants by reforming production and consolidating or renewing factory buildings. In FY2013, initially at the Awazu Plant in Ishikawa Prefecture, Japan, we are going to start building a new factory with leading-edge energy-saving facilities, which will also enable us to achieve innovative production efficiency.

We will also enhance the level of sales, production and inventory management by taking full advantage of the Global HANSEI Operation Center, and expanding the range of the Inventory Zero program for distributors to promote an appropriate level of their inventories of products and parts. In addition, to secure personnel and other resources needed for investment in future growth, we will engage in personnel and organizational relocation and other activities designed to facilitate the establishment of the direct linkage of GEMBA between the Komatsu Group and customers.

Below are the financial targets that management has established for the “Together We Innovate GEMBA Worldwide” mid-range management plan.

Numerical Targets of “Together We Innovate GEMBA Worldwide”.

Items	Targets for Fiscal Year ending March 31, 2016	Results for Fiscal Year ended March 31, 2013
Operating income ratio	18 - 20%	11.2%
ROE: Return on equity	18 - 20%	11.5%
Net debt-to-equity ratio	0.3 or below	0.49
Consolidated payout ratio	30 - 50% (stably)	36.2%

ROE = Net income for the year/[(shareholders’ equity at the beginning + shareholders’ equity at the end of the fiscal year)/2]

Net debt-to-equity ratio = (interest-bearing debt – cash and cash equivalents – time deposits)/shareholders’ equity

[Premises]

Items		Targets for Fiscal Year ending March 31, 2016	Results for Fiscal Year ended March 31, 2013
Guideline on sales		¥2,300 bil ±200 bil	¥1,884.9 bil
Guideline on exchange rate	JPY/USD	¥90 - 95	¥83
	JPY/EUR	¥120 - 125	¥107
	JPY/RMB	¥15.0 - 15.3	¥13.2

C. Organizational Structure

As of March 31, 2013, the Komatsu group included the Company, 146 consolidated subsidiaries and 35 affiliates accounted for by the equity method. The Company is the parent of the Komatsu group. The following is a list of the principal consolidated subsidiaries as of March 31, 2013.

Name	Country of Incorporation	Ownership Interest (proportion of voting power held) (%)
Komatsu Castex Ltd.	Japan	100.0
Komatsu Construction Equipment Sales and Service Japan Ltd.	Japan	100.0
Komatsu Used Equipment Corp.	Japan	100.0
Komatsu Rental Ltd.	Japan	100.0
Komatsu Forklift Japan Ltd.	Japan	100.0
Komatsu Logistics Corp.	Japan	100.0
Komatsu Industries Corporation	Japan	100.0
Komatsu NTC Ltd.	Japan	100.0
Komatsu Business Support Ltd.	Japan	100.0
Gigaphoton Inc.	Japan	100.0
Komatsu America Corp.	U.S.A.	100.0
Komatsu do Brasil Ltda.	Brazil	100.0
Komatsu Brasil International Ltda.	Brazil	100.0
Komatsu Holding South America Ltda.	Chile	100.0
Komatsu Cummins Chile Ltda.	Chile	81.8
Komatsu Cummins Chile Arrienda S.A.	Chile	81.8 (100.0)
Komatsu Financial Limited Partnership	U.S.A.	100.0
Komatsu Europe International N.V.	Belgium	100.0
Komatsu UK Ltd.	U.K.	100.0
Komatsu Hanomag GmbH	Germany	100.0
Komatsu Mining Germany GmbH	Germany	100.0
Komatsu Utility Europe S.p.A.	Italy	100.0
Komatsu Forest AB	Sweden	100.0
Komatsu CIS LLC	Russia	100.0
Komatsu Financial Europe N.V.	Belgium	100.0
Komatsu Southern Africa (Pty) Ltd.	South Africa	80.0
PT Komatsu Indonesia	Indonesia	94.9
PT Komatsu Marketing & Support Indonesia	Indonesia	94.9 (100.0)
Bangkok Komatsu Co., Ltd.	Thailand	74.8
Komatsu Marketing Support Australia Pty Ltd	Australia	60.0
Komatsu Australia Pty Ltd	Australia	60.0 (100.0)
Komatsu Australia Corporate Finance Pty. Ltd.	Australia	60.0
Komatsu (China) Ltd.	China	100.0
Komatsu (Changzhou) Construction Machinery Corp.	China	85.0
Komatsu Shantui Construction Machinery Co., Ltd.	China	60.0
Komatsu Financial Leasing China Ltd.	China	100.0

Notes:

1)	Percentage of ownership interest includes indirect ownership.

2)	The Company has one significant subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X), which is Komatsu America Corp.

D. Property, Plants and Equipment

Komatsu’s manufacturing operations for the Construction, Mining and Utility Equipment operating segment are conducted in 42 plants, 12 of which are located in Japan. As of March 31, 2013, 28 principal plants (out of 42 plants) had an aggregate manufacturing floor space of 1,982 thousand square meters (21,334 thousand square feet). Komatsu uses additional floor space at such plants and elsewhere as laboratories, office space, and employee housing and welfare facilities. Komatsu is capable of increasing production output at its manufacturing facilities by adjusting their manufacturing schedules.

Komatsu owns most of the manufacturing facilities and the land on which such facilities are located. A portion of the properties owned by Komatsu is subject to mortgages or other types of liens. As of March 31, 2013, the net book value of the properties owned by Komatsu was ¥585,220 million, none of which were subject to encumbrances.

The name and location of Komatsu’s principal plants, their approximate aggregate floor space, and the principal products manufactured therein as of March 31, 2013 are as follows:

Name and Location	Floor Space		Principal products
	Thousand sq. meter	Thousand sq. ft
Japan
Awazu Plant Komatsu, Ishikawa	271	2,917	Small- and medium-sized hydraulic excavators, small- and medium-sized wheel loaders, small- and medium-sized bulldozers, motor graders
Kanazawa Plant Kanazawa, Ishikawa	30	323	Super-large hydraulic excavators, presses
Osaka Plant Hirakata, Osaka	166	1,787	Medium- and large-sized hydraulic excavators, large-sized bulldozers, recycling equipment
Oyama Plant 1) Oyama, Tochigi	225	2,422	Diesel engines, hydraulic equipment, axle
Ibaraki Plant Hitachinaka, Ibaraki	66	710	Dump trucks, articulated dump trucks, large wheel loaders, large wheel dozers
Koriyama Plant Koriyama, Fukushima	42	452	Hydraulic equipment
Shonan Plant Shonan, Kanagawa	9	97	Controllers, monitors, KOMTRAX terminals, hybrid components
Tochigi Plant Oyama, Tochigi	77	829	Forklift trucks, mini excavators, mini wheel loaders
Komatsu Castex Ltd. Himi, Toyama	101	1,087	Steel castings, iron castings, patterns for casting
Komatsu NTC Ltd. Nanto, Toyama	68	732	Transfer machines, machining centers, laser cutting machines, wire saw
The Americas
Komatsu America Corp.	31	334	Medium-sized hydraulic excavators, articulated dump trucks, forest machine (crawler type)
Tennessee, U.S.A.
Illinois, U.S.A.	66	710	Large-sized dump trucks
Hensley Industries, Inc. Texas, U.S.A.	19	205	Buckets, teeth, edges, adapters
Komatsu do Brasil Ltda. São Paulo, Brazil	67	721	Medium-sized hydraulic excavators, small- and medium-sized wheel loaders, medium-sized bulldozers, motor graders

Name and Location	Floor Space		Principal products
	Thousand sq. meter	Thousand sq. ft
Europe and CIS
Komatsu UK Ltd. Birtley, UK	60	646	Medium- and large-sized hydraulic excavators
Komatsu Hanomag GmbH Hannover, Germany	77	829	Wheeled hydraulic excavators, small- and medium-sized wheel loaders, mini wheel loaders
Komatsu Forest AB Umea, Sweden	16	172	Forest machine (wheel type)
Komatsu Mining Germany GmbH Dusseldorf, Germany	27	291	Super-large hydraulic excavators
Komatsu Utility Europe S.p.A. Este, Italy	43	463	Mini excavators, backhoe loaders, skid steer loaders
Komatsu Manufacturing Rus, LLC Yaroslavl, Russia	39	420	Medium-sized hydraulic excavators, dump trucks
Asia (excluding Japan) and Oceania
PT Komatsu Indonesia Jakarta, Indonesia	139	1,496	Medium- and large-sized hydraulic excavators, small- and medium-sized bulldozers, dump trucks and hydraulic equipment
PT Komatsu Undercarriage Indonesia Bekasi, Indonesia	30	323	Undercarriage components and spare parts
Komatsu (Changzhou) Construction Machinery Corp. Jiangsu, China	78	840	Medium-sized hydraulic excavators, medium-sized wheel loaders, dump trucks
Komatsu Shantui Construction Machinery Co., Ltd. Shandong, China	65	700	Small- and medium-sized hydraulic excavators
Komatsu Undercarriage China Corp. Shandong, China	47	506	Crawler components
Komatsu (Shandong) Construction Machinery Corp. Shandong, China	92	990	Small- and medium-sized excavators, hydraulic equipment, steel castings, final drive, etc
Bangkok Komatsu Co., Ltd. Chonburi, Thailand	23	248	Medium-sized hydraulic excavators
Komatsu India Pvt. Ltd Kanchpuram, India	8	86	Dump trucks

Note:

1)	Komatsu Cummins Engine Co., Ltd. is located at the Oyama Plant.

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

Plans for Capital Investments

As of the filing date of this annual report, Komatsu plans to make capital investments of ¥137,000 million in the fiscal year ending March 31, 2014. Of such amount, Komatsu has committed to make capital investments totaling approximately ¥13,100 million as of March 31, 2013.

The amount of capital investment expected to be made in the fiscal year ending March 31, 2014, the principal investment objectives and the sources of funding by operating segment are set forth in the below table.

Operating Segment	Approximate expected capital investment amount in the fiscal year ending March 31, 2014 (Millions of Yen)	Principal investment objectives	Sources of funding
Construction, Mining and Utility Equipment	131,000	To enhance production efficiency and flexibility, decrease electric power use, renew obsolete equipment and streamline production.	Funds on hand, bank borrowings, etc.
Industrial Machinery and Others	6,000	To renew obsolete equipment.	Funds on hand, bank borrowings, etc.

Total	137,000

Note: Capital investment amounts exclude consumption tax.

With respect to the Construction, Mining and Utility Equipment operating segment, Komatsu plans to make capital investments to enhance production efficiency and flexibility, decrease electric power use, renew obsolete equipment and streamline production.

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

Consolidated net sales for the fiscal year ended March 31, 2013 decreased by 4.9% from the fiscal year ended March 31, 2012 to ¥1,884,991 million due to decreased sales in both the Construction, Mining and Utility Equipment operating segment and the Industrial Machinery and Others operating segment. For the fiscal year ended March 31, 2013, the Construction, Mining and Utility Equipment operating segment and the Industrial Machinery and Others operating segment accounted for approximately 89.0% and 11.0% of consolidated net sales, respectively. Of the consolidated net sales for the fiscal year ended March 31, 2013, 20.2% of net sales were derived from sales to external customers located in Japan and 79.8% of net sales were derived from sales to external customers located outside of Japan. For additional information regarding Komatsu’s products, competitive position, organizational structure, and property, plant and equipment, see Item 4. Information on the Company.

The average exchange rate between the Japanese yen and the U.S. dollar was ¥82.51 for the fiscal year ended March 31, 2013 and ¥78.86 for the fiscal year ended March 31, 2012. For additional discussion on the effect of foreign currency exchange rate fluctuations on Komatsu’s business, see “Risk Factors” in Item 3.D. Key Information and “Comparison of Fiscal Years ended March 31, 2013 and 2012” and “Comparison of Fiscal Years ended March 31, 2012 and 2011” in Item 5.A. Operating Results.

General Overview

For the fiscal year ended March 31, 2013, consolidated sales of the Construction, Mining and Utility Equipment operating segment declined from the previous fiscal year, reflecting a decline in demand for construction equipment in China as a result of a slowdown in China’s economic growth and a drop in demand for mining equipment mainly in Indonesia in light of the decrease in coal prices. In the Industrial Machinery and Others operating segment, while sales of large presses to the automobile manufacturing industry and machine tools for use in automotive engine production increased from the previous fiscal year due to increased capital investment by automobile manufacturers, sales of wire saws for use in slicing silicon ingots for the solar cell market decreased in part due to a slowdown in China’s economic growth, a decrease in the price of solar cells and reduced subsidies related to solar energy use in Europe. In addition, the demand for temporary housing units leveled off as the restoration and reconstruction of the Great East Japan Earthquake progressed.

During the fiscal year ended March 31, 2013, Komatsu made efforts to reinforce its aftermarket business by improving (1) its strategic parts operation (such as buckets and teeth), the demand for which is strong especially in the Strategic Markets and the mining industry, and (2) its Reman (Remanufacturing) and rebuild operations. Following North America and Europe, Komatsu launched new emission standards-compliant equipment models in Japan in July 2012. Komatsu also began offering in Japan and certain other countries KOMATSU CARE, a new service program designed to reduce the total lifecycle costs of its machines and to prolong machine life. In the forklift truck business, Komatsu launched its FH Series hydrostatic-driven forklift trucks in Japan in July 2012, which incorporates technological expertise in hydraulic control that Komatsu has accumulated and refined for construction equipment over the years. With steady order of its FH Series received since its introduction in Japan, Komatsu introduced its FH Series to the overseas markets in February 2013. Komatsu continues to make steady and sound progress with Rio Tinto to successfully complete the large-scale delivery of driverless dump trucks to iron ore mines in Australia pursuant to the Memorandum of Understanding between it and Rio Tinto signed in November 2011.

Summary of Operating Results

Consolidated net sales for the fiscal year ended March 31, 2013 decreased by 4.9% from the fiscal year ended March 31, 2012 to ¥1,884,991 million due to decreased sales in both the Construction, Mining and Utility Equipment operating segment and the Industrial Machinery and Others operating segment.

Demand for construction equipment increased in North America and Japan as compared to the previous fiscal year as the housing sector and the rental and energy development industries in the U.S. recovered, and demand for construction equipment in the earthquake and tsunami-destroyed regions in Japan increased. Demand for construction equipment in China for hydraulic excavators, however, decreased as the pace of growth of the Chinese economy slowed down. While demand for mining equipment declined, especially in Indonesia as coal prices fell during the fiscal year, demand for mining equipment increased steadily especially in Latin America and Oceania in light of steady demand for copper and other natural resource. In addition, demand for both parts and services increased during the fiscal year ended March 31, 2013.

In the Traditional Markets, the economic uncertainty in Europe continued to prevail against the backdrop of sovereign-debt problems. Demand for construction equipment remained sluggish, even in the major markets of Germany, France and the United Kingdom. On the other hand, in Japan, as the number for excess used equipment that is exported from Japan bottomed out, which had outnumbered demand for new equipment since around 2000, demand for new construction equipment increased. The increase in demand for new construction equipment in Japan was due in part to increased purchases of such equipment by rental companies who experienced greater demand for such equipment in light of the fact that the restoration and reconstruction projects after the Great East Japan Earthquake continued. In addition, demand for construction equipment in North America grew from the previous fiscal year, supported by increased demand in the housing sector as well as demand in the rental and energy development industries. In the Strategic Markets, while sales in China and Asia (including Indonesia) decreased as mentioned above, sales in Latin America and Oceania remained steady. In Latin America, demand for mining equipment remained strong, centering on copper mines in Chile and Peru, while demand for construction equipment was sluggish in Brazil. Demand for both mining and construction equipment remained steady in Oceania centering on iron mining and in light of demand for other natural resources. Komatsu developed and introduced to the market various types of construction and mining equipment during the fiscal year ended March 31, 2013. For information regarding such equipment, see Item 4.B. With respect to its retail finance business, total financial assets increased from the fiscal year ended March 31, 2012. This increase was due primarily to an increase of new financing contracts in North America and Oceania as well as the depreciation of the Japanese yen relative to other major currencies.

While sales of large presses to the automobile manufacturing industry and machine tools for use in automotive engine production increased from the previous fiscal year due to increased capital investment by automobile manufacturers, sales of wire saws used in the solar cell market decreased from the previous fiscal year in part due to a slowdown in China’s economic growth, a decrease in the price of solar cells and reduced subsidies related to solar energy use in Europe. Extraordinary demand for temporary housing units that Komatsu experienced after the Great East Japan Earthquake came to an end during the fiscal year ended March 31, 2013 as the housing conditions of those affected by the Great East Japan Earthquake settled down. Komatsu made concerted efforts to develop new products that improved productivity and safety and had qualities that enhanced their environmental friendliness. In March 2013, Komatsu introduced the H1F-2 AC servo press and the PVS8525 servo press brake to the market, which followed the launch of the NTG-4SP grinding machine in November 2012.

Operating income for the fiscal year ended March 31, 2013 was ¥211,602 million, which decreased by 17.5% from the fiscal year ended March 31, 2012. This decrease in operating income was due primarily to the decrease in sales in China of construction equipment and in Indonesia of mining equipment.

Income before income taxes and equity in earnings of affiliated companies for the fiscal year ended March 31, 2013 decreased by 18.0% from the fiscal year ended March 31, 2012 to ¥204,603 million.

Net income attributable to Komatsu Ltd. for the fiscal year ended March 31, 2013 decreased by 24.4% to ¥126,321 million from the fiscal year ended March 31, 2012.

Key Management Indices

Management uses the following six financial indicators to assess Komatsu’s consolidated financial condition and consolidated results of operations: (1) net sales, (2) segment profit, (3) operating income, (4) operating margin, (5) return on equity ratio (“ROE”) and (6) net debt-to-equity ratio (“Net DER”). Set forth below is a summary of these key indicators for the fiscal years ended March 31, 2013 and 2012.

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

The following table summarizes information relating to the reconciliation of consolidated segment profit and consolidated operating income.

	Millions of yen
	2013	2012
Consolidated Segment Profit	¥214,012	¥258,663
Impairment loss on long-lived assets	(1,907)	(3,106)
Other operating income (expenses), Net	(503)	786

Consolidated Operating Income	¥211,602	¥256,343

Management Indices	Results for Fiscal Year Ended March 31,		Percentage Change
	2013	2012	2013 vs. 2012
Consolidated Net Sales	¥1,884,991 million	¥1,981,763 million	-4.9%
Consolidated Segment Profit	¥214,012 million	¥258,663 million	-17.3%
Consolidated Operating Income	¥211,602 million	¥256,343 million	-17.5%
Consolidated Operating Margin 1)	11.2%	12.9%	-1.7 points
ROE 2)	11.5%	17.3%	-5.8 points
Net DER 3)	0.49	0.56	-0.07

Notes:

1)	Operating Margin = Operating Income/Net Sales

2)	ROE = Net Income attributable to Komatsu Ltd. for the fiscal year/{(Komatsu Ltd. Shareholders’ Equity at the beginning of the fiscal year) + (Komatsu Ltd. Shareholders’ Equity at the end of the fiscal year)/2}

3)	Net Debt-to-Equity Ratio = (Interest-bearing Debt - Cash and Cash Equivalents - Time Deposits)/Komatsu Ltd. Shareholders’ Equity

Consolidated Net Sales

Consolidated net sales for the fiscal year ended March 31, 2013 decreased by 4.9%, or ¥96,772 million, to ¥1,884,991 million from ¥1,981,763 million for the fiscal year ended March 31, 2012. This decrease was due primarily to decreased sales in the Construction, Mining and Utility Equipment operating segment as well as the Industrial Machinery and Others operating segment. The demand decrease in the Construction, Mining and Utility Equipment operating segment was due mainly to a decrease in demand for construction equipment in China as a result of a slowdown in China’s economic growth and a drop in demand for mining equipment mainly in Indonesia in light of the decrease in coal prices. In the Industrial Machinery and Others operating segment, while sales of large presses to the automobile manufacturing industry and machine tools for use in automotive engine production increased from the previous fiscal year due to increased capital investment by automobile manufacturers, sales of wire saws for use in slicing silicon ingots for the solar cell market decreased in part due to a slowdown in China’s economic growth, a decrease in the price of solar cells and reduced subsidies related to solar energy use in Europe. In addition, the demand for temporary housing units leveled off as the restoration and reconstruction of the Great East Japan Earthquake progressed. As a result, consolidated sales in both operating segments declined from the previous fiscal year.

Consolidated Segment Profit

Consolidated segment profit for the fiscal year ended March 31, 2013 decreased by 17.3% to ¥214,012 million as compared to the fiscal year ended March 31, 2012.

This decrease in segment profit was due primarily to negative factors such as decreased sales in the Construction, Mining and Utility Equipment operating segment as well as the Industrial Machinery and Others operating segment, which outweighed (1) various efforts undertaken by Komatsu, such as efforts to realize product sales at higher prices and reduce production costs, and (2) positive factors such as favorable changes in foreign exchange rates, such as the depreciation of the Japanese yen against the U.S. dollar, Euro and Renminbi.

Consolidated Operating Income, Consolidated Operating Margin

Consolidated operating income for the fiscal year ended March 31, 2013 was ¥211,602 million, down by 17.5% or ¥44,741 million from ¥256,343 million for the fiscal year ended March 31, 2012.

This decrease in operating income was due primarily to negative factors such as decreased sales in the Construction, Mining and Utility Equipment operating segment as well as the Industrial Machinery and Others operating segment, which outweighed (1) various efforts undertaken by Komatsu, such as efforts to realize product sales at higher prices and reduce production costs, and (2) positive factors such as favorable changes in foreign exchange rates, such as the depreciation of the Japanese yen against the U.S. dollar, Euro and Renminbi.

Consolidated operating margin for the fiscal year ended March 31, 2013 decreased by 1.7 percentage points to 11.2% from 12.9% for the fiscal year ended March 31, 2012.

ROE

Net income attributable to Komatsu Ltd. in the fiscal year ended March 31, 2013 decreased by 24.4% to ¥126,321 million as compared with the fiscal year ended March 31, 2012 due primarily to the decrease in operating income. As a result, ROE for the fiscal year ended March 31, 2013 decreased by 5.8 percentage points to 11.5% from 17.3% in the fiscal year ended March 31, 2012.

Net DER

Komatsu’s aggregate interest-bearing debt as of March 31, 2013 was ¥679,763 million, which increased by ¥31,963 million as compared to March 31, 2012. This increase was due primarily to changes in foreign exchange rates, such as the depreciation of the Japanese yen against the U.S. dollar, Euro and Renminbi.

Net interest-bearing debt after deducting cash and deposits also increased by ¥22,112 million to ¥585,926 million in the fiscal year ended March 31, 2013. As a result, Net DER for the fiscal year ended March 31, 2013 decreased to 0.49 to 1 from 0.56 to 1 for the fiscal year ended March 31, 2012.

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

(1) Allowance for Doubtful Receivables

Komatsu estimates the collectability of its trade receivables taking into consideration numerous factors, including the current financial position of each customer. Komatsu establishes an allowance for expected losses based on individual credit information, historical experience and assessment of overdue receivables. Komatsu continually analyzes data obtained from internal and external sources in order to become familiar with customers’ credit situations. Since Komatsu’s historical loss experiences have fallen within their original estimates and established provisions, Komatsu’s management believes its allowance for doubtful receivables to be adequate. The total bad debt expenses for the fiscal years ended March 31, 2013, 2012 and 2011 were ¥3,050 million, ¥2,105 million and ¥5,307 million, respectively. If the composition of Komatsu’s trade receivable were to change or the financial position of each customer were to change due to an unexpected significant shift in the economic environment, it is possible that the accuracy of its estimates could be affected and thus its financial position and results of operations could be materially affected. For additional information, see Note 4 to the Consolidated Financial Statements.

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

For additional information, see Note 15 to the Consolidated Financial Statements.

For the fiscal year ended March 31, 2012, management changed its assessment of the ability to realize a deferred tax asset of one of its wholly owned subsidiaries (Komatsu Rental Ltd.) and reduced its valuation allowances. The merger of such subsidiary into the Company was deemed prudent during the fiscal year ended March 31, 2012, and the Company decided to execute such merger due to changes in the operations of such subsidiary and its business outlook. More specifically, the decrease in valuation allowance for the fiscal year ended March 31, 2012 was due primarily to a change in assessment of the likelihood of recovery of a deferred tax asset in light of such merger, which decreased valuation allowance by ¥12,686 million.

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

Consolidated impairment loss on long-lived assets for use for the fiscal years ended March 31, 2013, 2012 and 2011 were ¥1,907 million, ¥3,106 million and ¥5,142 million, respectively.

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

Komatsu completed its annual impairment assessment of goodwill for the fiscal year ended March 31, 2013. Management concluded that no goodwill impairment had occurred as of March 31, 2013. The fair value of each of Komatsu’s reporting units significantly exceeded their respective carrying amounts.

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

While fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments, these estimates are subjective in nature. The estimated fair values may change due to uncertainties of the financial markets, and may therefore differ from actual results. The fair values of marketable investment securities are stated at market price. In the case of a decrease in market price, in periodically assessing other-than-temporary impairment of marketable investment securities and investments in affiliates, Komatsu considers the period and amount of its decline, and the financial conditions and prospects of each subject company. The realized losses in investment securities for the fiscal years ended March 31, 2013, 2012 and 2011 were ¥4,192 million, ¥2,613 million and ¥156 million, respectively. While Komatsu believes that there are no major impairments of its investment securities or investments in affiliates at present, if the performance and business conditions of any subject company deteriorate due to a change in business circumstances, Komatsu may recognize an impairment of its investments.

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

The following table illustrates the sensitivity of pension obligations and net periodic pension costs to changes in discount rates and expected long-term rate of return on pension plan assets, while holding all other assumptions constant, for Komatsu’s pension plans as of March 31, 2013.

Change in assumption	Pension obligations (Billions of Yen)	Net periodic pension costs (Billions of Yen)
0.5% increase/ decrease in Discount rate	-12.2 /+13.2	-1.1 /+1.2
0.5% increase/ decrease in expected long-term rate of return	—	-0.4 / +0.4

(6) Recent Accounting Standards Not Yet Adopted

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. ASU 2013-02 requires an entity to report the effect of reclassifications out of accumulated other comprehensive income. This ASU will be applied prospectively and will be adopted by Komatsu beginning April 1, 2013.

Comparison of the Fiscal Years Ended March 31, 2013 and 2012

The following tables set forth our consolidated financial and operating information, including numerical data expressed as a percentage of total consolidated net sales for the periods indicated, and the changes in each consolidated financial line item between the indicated fiscal years.

Consolidated Statements of Income Information

	Millions of Yen				Percentage Change
	Fiscal Years Ended March 31,
	2013		2012		2013 vs. 2012
Net sales	¥1,884,991	100.0%	¥1,981,763	100.0%	-4.9%
Cost of sales	1,377,459	73.1%	1,440,765	72.7%	-4.4%
Selling, general and administrative expenses	293,520	15.6%	282,335	14.2%	4.0%
Impairment losses on long-lived assets	1,907	0.1%	3,106	0.2%	-38.6%
Other operating income (expenses), net	(503)	-0.0%	786	0.0%	—
Operating income	211,602	11.2%	256,343	12.9%	-17.5%
Other expenses, net
Interest and dividend income	4,277		3,776		13.3%
Interest expense	(8,236)		(7,784)		5.8%
Other, net	(3,040)		(2,726)		11.5%
Total	(6,999)		(6,734)		3.9%
Income before income taxes and equity in earnings of affiliated companies	204,603	10.9%	249,609	12.6%	-18.0%
Income taxes
Current	74,628		66,420
Deferred	(5,539)		8,050

Total	69,089	3.7%	74,470	3.8%	-7.2%

Income before equity in earnings of affiliated companies	135,514	7.2%	175,139	8.8%	-22.6%
Equity in earnings of affiliated companies	1,621	0.1%	1,609	0.1%	0.7%
Net income	137,135	7.3%	176,748	8.9%	-22.4%
Less: Net income attributable to noncontrolling interests	10,814	0.6%	9,707	0.5%	11.4%

Net income attributable to Komatsu Ltd.	¥126,321	6.7%	¥167,041	8.4%	-24.4%

	Yen
Per share data
Net income attributable to Komatsu Ltd.:
Basic	132.64		173.47
Diluted	132.51		173.32

Cash dividends per share 1)	¥45.00		¥41.00

Note:

(1)	Cash dividends per share provided above are based on dividends paid each fiscal year.

Net Sales

Consolidated net sales for the fiscal year ended March 31, 2013 decreased by 4.9%, or ¥96,772 million, to ¥1,884,991 million from ¥1,981,763 million for the fiscal year ended March 31, 2012. This decrease was due primarily to decreased sales in the Construction, Mining and Utility Equipment operating segment as well as the Industrial Machinery and Others operating segment.

For the fiscal year ended March 31, 2013, net sales to external customers for the Construction, Mining and Utility Equipment operating segment decreased by 3.6%, or ¥62,299 million, to ¥1,677,049 million as compared to the fiscal year ended March 31, 2012. This demand decrease was due mainly to a decrease in demand for construction equipment in China as a result of a slowdown in China’s economic growth and a drop in demand for mining equipment mainly in Indonesia in light of the decrease in coal prices.

For the fiscal year ended March 31, 2013, net sales to external customers in the Industrial Machinery and Others operating segment decreased by 14.2%, or ¥34,473 million, to ¥207,942 million as compared to the fiscal year ended March 31, 2012. While sales of large presses to the automobile manufacturing industry and machine tools for use in automotive engine production increased from the previous fiscal year due to increased capital investment by automobile manufacturers, sale of wire saws for use in slicing silicon ingots for the solar cell market decreased in part due to a slowdown in China’s economic growth, a decrease in the price of solar cells and reduced subsidies related to solar energy use in Europe. In addition, the demand for temporary housing units leveled off as the restoration and reconstruction of the Great East Japan Earthquake progressed. As a result, consolidated sales in this business segment decreased from the previous fiscal year.

Cost of Sales

Cost of sales on a consolidated basis decreased by 4.4%, or ¥63,306 million, to ¥1,377,459 million for the fiscal year ended March 31, 2013 from ¥1,440,765 million for the fiscal year ended March 31, 2012 primarily due to decreased net sales. On the other hand, the ratio of cost of sales to net sales for the fiscal year ended March 31, 2013 increased to 73.1% from 72.7% for the fiscal year ended March 31, 2012. This increase was due primarily to certain fixed costs not being absorbed fully as a result of decreased sales volume.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 4.0% for the fiscal year ended March 31, 2013 to ¥293,520 million from ¥282,335 million for the fiscal year ended March 31, 2012, due primarily to (1) increased R&D expenses, such as expenses for the development of next generation engines that comply with newly adopted emissions regulations and new hybrid products, which accounted for approximately ¥6,000 million, and (2) changes in foreign exchange rates, such as the depreciation of the Japanese yen against the U.S. dollar, Euro and Renminbi. The ratio of selling, general and administrative expenses to net sales also increased by 1.4 percentage points to 15.6% as compared to 14.2% for the fiscal year ended March 31, 2012.

Impairment Losses on Long-Lived Assets

Consolidated impairment losses on long-lived assets for the fiscal year ended March 31, 2013 decreased by 38.6%, or ¥1,199 million, to ¥1,907 million as compared to ¥3,106 million for the fiscal year ended March 31, 2012. The losses for the fiscal year ended March 31, 2013 reflected impairment losses realized mainly with respect to property, plant and equipment.

Other Operating Income (Expenses), net

For the fiscal year ended March 31, 2013, Komatsu recognized consolidated other operating expense, net of ¥503 million as compared to consolidated other operating income, net of ¥786 million for the fiscal year ended March 31, 2012. This was due primarily to a decrease in gain resulting from the sale of property, plant and equipment as compared to the fiscal year ended March 31, 2012.

Operating Income

Consolidated operating income for the fiscal year ended March 31, 2013 decreased by 17.5%, or ¥44,741 million, to ¥211,602 million as compared to ¥256,343 million for the fiscal year ended March 31, 2012. This decrease in operating income was due primarily to negative factors such as decreased sales in the Construction, Mining and Utility Equipment operating segment, which accounted for approximately ¥63.7 billion, and an increase in fixed costs, which accounted for approximately ¥7.1 billion. Such negative factors were partially offset by (1) various efforts undertaken by Komatsu, such as efforts to realize product sales at higher prices (which accounted for approximately ¥26.8 billion), and (2) positive factors such as favorable changes in foreign exchange rates, such as the depreciation of the Japanese yen against the U.S. dollar, Euro and Renminbi (which in the aggregate accounted for approximately ¥6.7 billion).

As a result, operating margin for the fiscal year ended March 31, 2013 decreased by 1.7 percentage points to 11.2% from 12.9% for the fiscal year ended March 31, 2012.

Other Expenses, net

Consolidated other expenses, net for the fiscal year ended March 31, 2013 increased by 3.9%, or ¥265 million, to ¥6,999 million as compared to ¥6,734 million for the fiscal year ended March 31, 2012. This increase was due primarily to increased interest expense. For the fiscal year ended March 31, 2013, interest expense increased by 5.8%, or ¥452 million, to ¥8,236 million as compared to ¥7,784 million for the fiscal year ended March 31, 2012. This increase in interest expense, which contributed to the increase in other expenses, was due primarily to the increase in borrowings from external sources during the fiscal year ended March 31, 2013. Interest and dividend income increased by 13.3%, or ¥501 million, to ¥4,277 million for the fiscal year ended March 31, 2013 as compared to ¥3,776 million for the fiscal year ended March 31, 2012.

Income Before Income Taxes and Equity in Earnings of Affiliated Companies

As a result of the above factors, consolidated income before income taxes and equity in earnings of affiliated companies for the fiscal year ended March 31, 2013 decreased by 18.0%, or ¥45,006 million, to ¥204,603 million as compared to ¥249,609 million for the fiscal year ended March 31, 2012.

Income Taxes

Consolidated income tax expense for the fiscal year ended March 31, 2013 decreased by ¥5,381 million to ¥69,089 million from ¥74,470 million for the fiscal year ended March 31, 2012. The actual effective tax rate for the fiscal year ended March 31, 2013 increased to 33.8% from 29.8% for the fiscal year ended March 31, 2012. The difference of effective tax rates between the fiscal year ended March 31, 2013 and 2012 is mainly due to the merger between Komatsu Rental Ltd. and the Company for the year ended March 31, 2012, which resulted in a change in assessment about the likelihood of recovery of a deferred tax asset.

The difference between the Japanese statutory tax rate of 38.1% and the actual effective tax rate of 33.8% was caused by income of certain foreign subsidiaries being taxed at a rate lower than the Japanese statutory tax rate, and deferred tax benefits caused by the reduction of the valuation allowance for certain deferred tax assets. For additional information, see Note 15 to the Consolidated Financial Statements.

Income Before Equity in Earnings of Affiliated Companies

As a result of the above factors, consolidated income before equity in earnings of affiliated companies for the fiscal year ended March 31, 2013 decreased by ¥39,625 million to ¥135,514 million as compared to ¥175,139 million for the fiscal year ended March 31, 2012.

Equity in Earnings of Affiliated Companies

Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2013 increased by ¥12 million to ¥1,621 million as compared to ¥1,609 million for the fiscal year ended March 31, 2012.

Net income

As a result of the above factors, consolidated net income for the fiscal year ended March 31, 2013 decreased by 22.4%, or ¥39,613 million, to ¥137,135 million as compared to ¥176,748 million for the fiscal year ended March 31, 2012.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests for the fiscal year ended March 31, 2013 increased by ¥1,107 million to ¥10,814 million as compared to ¥9,707 million for the fiscal year ended March 31, 2012. Noncontrolling interests in income of consolidated subsidiaries increased mainly as a result of an increase in earnings recorded primarily by subsidiaries in the Construction, Mining and Utility Equipment operating segment, such as Komatsu Marketing Support Australia Pty Ltd.

Net Income Attributable to Komatsu Ltd.

As a result of the above, consolidated net income attributable to Komatsu Ltd. for the fiscal year ended March 31, 2013 decreased by 24.4%, or ¥40,720 million, to ¥126,321 million as compared to ¥167,041 million for the fiscal year ended March 31, 2012. Accordingly, basic net income attributable to Komatsu Ltd. per share decreased to ¥132.64 for the fiscal year ended March 31, 2013 from ¥173.47 for the fiscal year ended March 31, 2012. Diluted net income attributable to Komatsu Ltd. per share decreased to ¥132.51 for the fiscal year ended March 31, 2013 from ¥173.32 for the fiscal year ended March 31, 2012.

Performance by Operating Segments

The following table presents our segment net sales and segment profit for the fiscal years ended March 31, 2013 and 2012. In evaluating the financial data for each operating segment, Komatsu’s management considers sales by the location of its external customers to be particularly helpful for the Construction, Mining and Utility Equipment operating segment, its primary operating segment. Accordingly, in addition to providing performance information by operating segments, the below table and related discussion provide information regarding sales in the Construction, Mining and Utility Equipment operating segment broken down by geographic locations of Komatsu’s external customer.

Performance by Operating Segments

	Millions of Yen		Percentage Change
	Fiscal Years Ended March 31,
	2013	2012	2013 vs. 2012
Net sales:
Construction, Mining and Utility Equipment
External Customers	¥1,677,049	¥1,739,348	-3.6%
Japan	292,732	286,342	2.2%
The Americas	535,750	443,044	20.9%
Europe and CIS	189,833	200,404	-5.3%
China	119,940	201,312	-40.4%
Asia (excluding Japan, China) and Oceania	411,059	481,277	-14.6%
Middle East and Africa	127,735	126,969	0.6%
Intersegment	2,530	4,925	-48.6%

Total	1,679,579	1,744,273	-3.7%

Industrial Machinery and Others
External Customers	207,942	242,415	-14.2%
Intersegment	8,349	8,724	-4.3%

Total	216,291	251,139	-13.9%

Elimination	(10,879)	(13,649)	-20.3%

Consolidated Net Sales	¥1,884,991	¥1,981,763	-4.9%

Segment Profit:
Construction, Mining and Utility Equipment	¥208,951	¥246,291	-15.2%

Industrial Machinery and Others	6,222	16,779	-62.9%

Total	215,173	263,070	-18.2%

Note:

1)	Transfers between segments are made at estimated arm’s-length prices.

Construction, Mining and Utility Equipment

Net sales

Total net sales to external customers in the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 2013 decreased by 3.6%, or ¥62,299 million, to ¥1,677,049 million as compared to ¥1,739,348 million for the fiscal year ended March 31, 2012. This decrease in sales was due primarily to (1) a decrease in demand in China for hydraulic excavators as the pace of growth of the Chinese economy slowed down and (2) a decrease in demand for mining equipment mainly in Indonesia in light of decreased coal prices.

Net sales to external customers in Japan for the fiscal year ended March 31, 2013 increased by 2.2%, or ¥6,390 million, to ¥292,732 million as compared to ¥286,342 million for the fiscal year ended March 31, 2012. As the sales of surplus used equipment exported from Japan bottomed out, which had outnumbered demand for new equipment since around 2000, demand for new construction equipment increased. The increase in demand for new construction equipment was due in part to increased purchases of such equipment by rental companies who experienced greater demand for such equipment in light of the fact that the restoration and reconstruction projects after the Great East Japan Earthquake continued. As a result, demand for construction equipment steadily increased and sales increased as compared to the previous fiscal year.

Net sales to external customers in the Americas for the fiscal year ended March 31, 2013 increased by 20.9%, or ¥92,706 million, to ¥535,750 million as compared to ¥443,044 million for the fiscal year ended March 31, 2012. In North America, demand for construction equipment started to increase during the fiscal year ended March 31, 2012 and continued throughout the fiscal year ended March 31, 2013. This increase in demand was driven by the increased demand in the housing sector as well as strong demand in the rental equipment business and the energy development industry. During the fiscal year ended March 31, 2013, Komatsu worked aggressively to introduce new emission standards-compliant models with its new KOMATSU CARE program in North America. In addition, in response to increased demand for rental equipment. Komatsu worked to reinforce its distributors’ rental equipment business in North America. In Latin America, demand for mining equipment remained strong, centering on copper mines in Chile and Peru, while demand for construction equipment was sluggish in Brazil. As a result, overall demand in the Americas for equipment was firm, and sales improved from the previous fiscal year.

Net sales to external customers in Europe and CIS for the fiscal year ended March 31, 2013 decreased by 5.3%, or ¥10,571 million, to ¥189,833 million as compared to ¥200,404 million for the fiscal year ended March 31, 2012. As economic uncertainty prevailed against the backdrop of sovereign-debt problems in Europe, demand remained sluggish, even in the major markets of Germany, France and the United Kingdom. As a result, sales of construction, mining and utility equipment in Europe decreased from the fiscal year ended March 31, 2012. While continuing to introduce new emission standards-compliant models to the European market during the fiscal year ended March 31, 2013, Komatsu also made concerted efforts to prepare for the launch during the fiscal year ending March 31, 2014 of construction equipment with its intelligent Machine Control, a technology designed to automate construction. In CIS, demand for mining equipment remained firm, especially in gold mines, and sales increased from the fiscal year ended March 31, 2012. The increase in sales in CIS, however, was not sufficient to offset the decreased sales in Europe.

Net sales to external customers in China for the fiscal year ended March 31, 2013 decreased by 40.4%, or ¥81,372 million, to ¥119,940 million as compared to ¥201,312 million for the fiscal year ended March 31, 2012. While the Chinese government introduced credit-easing measures during the fiscal year ended March 31, 2013, there were no clear signs that new infrastructure developments were going to commence. As a result, demand for construction equipment, and particularly demand for hydraulic excavators, decreased considerably compared to the fiscal year ended March 31, 2012, which adversely affected sales.

Net sales to external customers in Asia (excluding Japan and China) and Oceania for the fiscal year ended March 31, 2013 decreased by 14.6%, or ¥70,218 million, to ¥411,059 million as compared to ¥481,277 million for the fiscal year ended March 31, 2012. In Asia, while demand increased in Thailand where such equipment has been in use for the reconstruction of areas damaged by the flood in 2011, demand for large- and medium-sized equipment used in mines particularly in Indonesia, the largest market by sales in Southeast Asia, decreased as the price of thermal coal decreased. As a result, sales in Asia decreased as compared to the fiscal year ended March 31, 2012. In Oceania, demand for mining equipment for use in iron ore mines and demand for construction equipment remained steady, and sales increased from the previous fiscal year. Komatsu continued to make steady and sound progress with Rio Tinto to successfully complete the large-scale delivery of driverless dump trucks to iron ore mines in Australia pursuant to the Memorandum of Understanding between it and Rio Tinto signed in November 2011.

Net sales to external customers in the Middle East and Africa for the fiscal year ended March 31, 2013 increased by 0.6%, or ¥766 million, to ¥127,735 million as compared to ¥126,969 million for the fiscal year ended March 31, 2012. In the Middle East, sales declined from the previous fiscal year, particularly because demand was sluggish in Turkey, one of its major markets in the region. In addition, because the Saudi Arabian market showed signs of promising growth in demand in the future, Komatsu signed a new distribution contract with a leading local company in December 2012. In Africa, sales increased as compared to the fiscal year ended March 31, 2012, supported particularly by firm demand for equipment used in gold mines. Komatsu also continued to strengthen its sales and product support operations by implementing measures to improve its spare delivery parts operation, which included opening new parts depots jointly with distributors in southern Africa.

Segment Profit

Segment profit for the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 2013 decreased by 15.2%, or ¥37,340 million, to ¥208,951 million from ¥246,291 million for the fiscal year ended March 31, 2012. Although there were positive factors including (1) the realization of sales at higher prices (which increased segment profit by approximately ¥26.8 billion) and (2) favorable changes in foreign exchange rates as the Japanese yen depreciated against the U.S. dollar and Renminbi (which increased segment profit by approximately ¥6.7 billion), such positive factors were fully offset by the decrease in sales (which decreased segment profit by approximately ¥63.7 billion).

Production Scale

Production scale for the Construction, Mining and Utility Equipment operating segment decreased by 15.1% from the previous fiscal year to approximately ¥1,570.9 billion (based on sales price).

Industrial Machinery and Others

Net Sales

Total net sales to external customers in the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2013 decreased by 14.2%, or ¥34,473 million, to ¥207,942 million as compared to ¥242,415 million for the fiscal year ended March 31, 2012. While sales of large presses to the automobile manufacturing industry and machine tools for use in automotive engine production increased from the previous fiscal year due to increased capital investment by automobile manufacturers, sales of wire saws for use in slicing silicon ingots for the solar cell market decreased in part due to a slowdown in China’s economic growth, a decrease in the price of solar cells and reduced subsidies related to solar energy use in Europe. In addition, the demand for temporary housing units leveled off as the restoration and reconstruction of the Great East Japan Earthquake progressed.

Segment Profit

Segment profit for the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2013 decreased by 62.9%, or ¥10,557 million, to ¥6,222 million from ¥16,779 million for the fiscal year ended March 31, 2012. This decrease was due primarily to the decrease in demand for higher-margin wire saws.

Production Scale

Production scale for the Industrial Machinery and Others operating segment decreased by 22.2% from the previous fiscal year to approximately ¥202.4 billion (based on sales price).

Comparison of the Fiscal Years Ended March 31, 2012 and 2011

The following tables set forth our consolidated financial and operating information, including numerical data expressed as a percentage of total consolidated net sales for the periods indicated, and the changes in each consolidated financial line item between the indicated fiscal years.

Consolidated Statements of Income Information

	Millions of Yen				Percentage change
	Fiscal Years Ended March 31,
	2012		2011		2012 vs. 2011
Net sales	¥1,981,763	100.0%	¥1,843,127	100.0%	7.5%
Cost of sales	1,440,765	72.7%	1,343,464	72.9%	7.2%
Selling, general and administrative expenses	282,335	14.2%	264,691	14.4%	6.7%
Impairment losses on long-lived assets	3,106	0.2%	5,142	0.3%	-39.6%
Other operating expenses, net	786	0.0%	(6,901)	-0.4%	—
Operating income	256,343	12.9%	222,929	12.1%	15.0%
Other expenses, net
Interest and dividend income	3,776		4,493		-16.0%
Interest expense	(7,784)		(6,475)		20.2%
Other, net	(2,726)		(1,138)		139.5%
Total	(6,734)		(3,120)		115.8%
Income before income taxes and equity in earnings of affiliated companies	249,609	12.6%	219,809	11.9%	13.6%
Income taxes
Current	66,420		57,923
Deferred	8,050		6,783

Total	74,470	3.8%	64,706	3.5%	15.1%

Income before equity in earnings of affiliated companies	175,139	8.8%	155,103	8.4%	12.9%
Equity in earnings of affiliated companies	1,609	0.1%	2,724	0.1%	-40.9%

Net income	176,748	8.9%	157,827	8.6%	12.0%

Less net income attributable to noncontrolling interests	(9,707)	-0.5%	(7,075)	-0.4%	37.2%

Net income attributable to Komatsu Ltd.	¥167,041	8.4%	¥150,752	8.2%	10.8%

	Yen
Per share data
Net income attributable to Komatsu Ltd.:
Basic	173.47		155.77
Diluted	173.32		155.66

Cash dividends per share 1)	¥41.00		¥26.00

Note:

(1)	Cash dividends per share provided above are based on dividends paid each fiscal year.

Net Sales

Consolidated net sales for the fiscal year ended March 31, 2012 increased by 7.5%, or ¥138,636 million, to ¥1,981,763 million from ¥1,843,127 million for the fiscal year ended March 31, 2011. This increase was due to increased sales in both the Construction, Mining and Utility Equipment operating segment as well as the Industrial Machinery and Others operating segment.

For the fiscal year ended March 31, 2012, net sales to external customers for the Construction, Mining and Utility Equipment operating segment increased by 7.7%, or ¥123,659 million, to ¥1,739,348 million as compared to the fiscal year ended March 31, 2011. While demand for construction equipment decreased in China, such decrease in demand was offset by the increase in demand for such equipment in Komatsu’s other Strategic Markets (such as Asia (excluding China)) and its Traditional Markets of Japan and North America. With respect to mining equipment, demand for new equipment remained high against the backdrop of high commodity prices. Komatsu also increased its parts sales and service revenues in the mining equipment sector as the number of Komatsu’s mining equipment in operation continued to increase. Komatsu was able to capture this increase in demand for construction and mining equipment, and increase sales from the previous fiscal year in part because it was able to quickly restore its production facilities to normal conditions after the Great East Japan Earthquake and subsequent tsunami. Various efforts made by Komatsu also contributed to the increase in sales. For example, Komatsu took continuous measures to increase the sales price of its products. Komatsu also accelerated the launch of its new HB205 and HB215 LC hybrid hydraulic excavators outside of Japan, which have already been launched in 12 countries, such as China and other countries in North America, Europe, Central and South America, Southeast Asia and Oceania, targeting its sale promotions primarily on heavy-use customers who desire and are sensitive to fuel efficiency. These hybrid hydraulic excavators were well received and contributed to the increase in sales. In addition, Komatsu continued to work to expand sales of new emission standards-compliant models in North America and Europe.

For the fiscal year ended March 31, 2012, net sales to external customers in the Industrial Machinery and Others operating segment increased by 6.6%, or ¥14,977 million, to ¥242,415 million as compared to the fiscal year ended March 31, 2011. Sales of wire saws decreased in the second quarter of the fiscal year ended March 31, 2012 in light of the credit squeeze measure implemented by the Chinese government, the reduction of solar energy use subsidies provided by governments in Europe. The decrease in solar cell prices also contributed to such decreased net sales in wire saws as Komatsu’s customers that manufacture solar cells reduced their capital investments in light of the weak business environment. As a result, sales of wire saws for the fiscal year ended March 31, 2012 decreased sharply from the previous fiscal year. Sales of presses and machine tools, on the other hand, increased from the previous fiscal year in light of increased capital investments made by the automobile manufacturing industry, which showed signs of recovery. In addition, Gigaphoton Inc. became a consolidated subsidiary in May 2011. The increase in the sales of presses and machine tools and the inclusion of Gigaphoton Inc. as a consolidated subsidiary for the fiscal year ended March 31, 2012 offset the decrease in sales of wire saws for such fiscal year.

Cost of Sales

Cost of sales on a consolidated basis increased by 7.2%, or ¥97,301 million, to ¥1,440,765 million for the fiscal year ended March 31, 2012 from ¥1,343,464 million for the fiscal year ended March 31, 2011. On the other hand, the ratio of cost of sales to net sales for the fiscal year ended March 31, 2012 decreased to 72.7% from 72.9% for the fiscal year ended March 31, 2011. This decrease was due primarily to (1) certain costs being absorbed due to increased sales volume, (2) the realization of product sales at higher prices and (3) Komatsu’s efforts to reduce manufacturing costs by improving production efficiency. Such factors offset unfavorable changes in foreign exchange rates as the Japanese yen strengthened sharply against the U.S. dollar, Euro and Renminbi.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 6.7% for the fiscal year ended March 31, 2012 to ¥282,335 million from ¥264,691 million for the fiscal year ended March 31, 2011, due primarily to (1) the increase in selling expenses, such as shipping and handling costs and sales commission, which primarily resulted from the increase in sales volume, (2) the increase in expenses to strengthen product support capabilities (such as expenses relating to increasing the number of depots that supply Komatsu parts) and services to customers (such as expenses relating to increasing the number of facilities that provide maintenance and repair services) and (3) the increase in R&D expenses such as the development of next generation engines that comply with newly adopted emissions regulations that will become effective in the near future and new hybrid products. On the other hand, the ratio of selling, general and administrative expenses to net sales decreased by 0.2 percentage points to 14.2% as compared to 14.4% for the fiscal year ended March 31, 2011, due to Komatsu’s continuous efforts to decrease fixed costs by reforming and improving the efficiency of its back-office functions.

Impairment Losses on Long-Lived Assets

Consolidated impairment losses on long-lived assets for the fiscal year ended March 31, 2012 amounted to ¥3,106 million as compared to ¥5,142 million for the fiscal year ended March 31, 2011.

Other Operating Income (Expenses), net

For the fiscal year ended March 31, 2012, Komatsu recognized consolidated other operating income, net of ¥786 million as compared to consolidated other operating expenses, net of ¥6,901 million for the fiscal year ended March 31, 2011.

Operating Income

Consolidated operating income for the fiscal year ended March 31, 2012 increased by 15.0%, or ¥33,414 million, to ¥256,343 million as compared to ¥222,929 million for the fiscal year ended March 31, 2011. This increase in operating income was due primarily to positive factors such as (1) the increase in sales for construction equipment in Japan, North America and the Strategic Markets (except China) as well as for high-margin mining equipment and parts, and (2) various efforts undertaken by Komatsu, such as the realization of sales of products at higher prices and the reduction of production costs, which outweighed negative factors such as unfavorable changes in foreign exchange rates, such as the sharp appreciation of the Japanese yen against the U.S. dollar, Euro and Renminbi.

As a result, operating margin for the fiscal year ended March 31, 2012 increased by 0.8 percentage points to 12.9% from 12.1% for the fiscal year ended March 31, 2011.

Other Expenses, net

Consolidated other expenses, net for the fiscal year ended March 31, 2012 amounted to ¥6,734 million as compared to ¥3,120 million for the fiscal year ended March 31, 2011. This increase was due primarily to the increase in losses recorded upon the revaluation of investment in securities by ¥2,457 million for the fiscal year ended March 31, 2012 to ¥2,613 million as compared to ¥156 million for the fiscal year ended March 31, 2011 due to the decline in the stock market. Interest expense for the fiscal year ended March 31, 2012 increased by 20.2%, or ¥1,309 million, to ¥7,784 million as compared to ¥6,475 million for the fiscal year ended March 31, 2011, due primarily to the increase in borrowings from external sources during the fiscal year ended March 31, 2012. In addition, interest and dividend income decreased by 16.0%, or ¥717 million, to ¥3,776 million for the fiscal year ended March 31, 2012 as compared to ¥4,493 million for the fiscal year ended March 31, 2011.

Income Before Income Taxes and Equity in Earnings of Affiliated Companies

As a result of the above factors, consolidated income before income taxes and equity in earnings of affiliated companies for the fiscal year ended March 31, 2012 increased by 13.6%, or ¥29,800 million, to ¥249,609 million as compared to ¥219,809 million for the fiscal year ended March 31, 2011.

Income Taxes

Consolidated income tax expense for the fiscal year ended March 31, 2012 increased by ¥9,764 million to ¥74,470 million from ¥64,706 million for the fiscal year ended March 31, 2011. The actual effective tax rate for the fiscal year ended March 31, 2012 increased to 29.8% from 29.4% for the fiscal year ended March 31, 2011.

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

Income Before Equity in Earnings of Affiliated Companies

As a result of the above factors, consolidated income before equity in earnings of affiliated companies for the fiscal year ended March 31, 2012 increased by ¥20,036 million to ¥175,139 million as compared to ¥155,103 million for the fiscal year ended March 31, 2011.

Equity in Earnings of Affiliated Companies

Consolidated equity in earnings of affiliated companies for the fiscal year ended March 31, 2012 decreased by ¥1,115 million to ¥1,609 million as compared to ¥2,724 million for the fiscal year ended March 31, 2011, due primarily to decreased earnings recorded by affiliated companies held under the equity accounting method, such as Komatsu Cummins Engine Co., Ltd., L&T-Komatsu Limited.

Net income

As a result of the above factors, consolidated net income for the fiscal year ended March 31, 2012 increased by 12.0%, or ¥18,921 million, to ¥176,748 million as compared to ¥157,827 million for the fiscal year ended March 31, 2011.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests for the fiscal year ended March 31, 2012 increased by ¥2,632 million to ¥9,707 million as compared to ¥7,075 million for the fiscal year ended March 31, 2011. Noncontrolling interests in income of consolidated subsidiaries increased mainly as a result of an increase in earnings recorded primarily by subsidiaries in the Construction, Mining and Utility Equipment operating segment, including Komatsu Marketing Support Australia Pty Ltd.

Net Income Attributable to Komatsu Ltd.

As a result of the above, consolidated net income attributable to Komatsu Ltd. for the fiscal year ended March 31, 2012 increased by 10.8%, or ¥16,289 million, to ¥167,041 million as compared to ¥150,752 million for the fiscal year ended March 31, 2011. Accordingly, basic net income attributable to Komatsu Ltd. per share rose to ¥173.47 for the fiscal year ended March 31, 2012 from ¥155.77 for the fiscal year ended March 31, 2011. Diluted net income attributable to Komatsu Ltd. per share rose to ¥173.32 for the fiscal year ended March 31, 2012 from ¥155.66 for the fiscal year ended March 31, 2011.

Performance by Operating Segments

The following table presents our segment net sales and segment profit for the fiscal years ended March 31, 2012 and 2011. In evaluating the financial data for each operating segment, Komatsu’s management considers sales by the location of its external customers to be particularly helpful for the Construction, Mining and Utility Equipment operating segment, its primary operating segment. Accordingly, in addition to providing performance information by operating segments, the below table and related discussion provide information regarding sales in the Construction, Mining and Utility Equipment operating segment broken down by geographic locations of Komatsu’s external customer.

Performance by Operating Segments

	Millions of Yen		Percentage Change
	Fiscal Years Ended March 31,
	2012	2011	2012 vs. 2011
Net sales:
Construction, Mining and Utility Equipment
External Customers	¥1,739,348	¥1,615,689	7.7%
Japan	286,342	251,597	13.8%
The Americas	443,044	386,758	14.6%
Europe and CIS	200,404	164,007	22.2%
China	201,312	334,270	-39.8%
Asia (excluding Japan, China) and Oceania	481,277	374,577	28.5%
Middle East and Africa	126,969	104,480	21.5%
Intersegment	4,925	2,392	105.9%

Total	1,744,273	1,618,081	7.8%

Industrial Machinery and Others
External Customers	242,415	227,438	6.6%
Intersegment	8,724	10,916	-20.1%

Total	251,139	238,354	5.4%

Elimination	(13,649)	(13,308)	-2.6%

Consolidated Net Sales	¥1,981,763	¥1,843,127	7.5%

Segment Profit:
Construction, Mining and Utility Equipment	¥246,291	¥220,830	11.5%
Industrial Machinery and Others	16,779	20,965	-20.0%

Total	263,070	241,795	8.8%

Notes:

1)	Transfers between segments are made at estimated arm’s-length prices.

Construction, Mining and Utility Equipment

Net sales

Total net sales to external customers in the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 2012 increased by 7.7%, or ¥123,659 million, to ¥1,739,348 million as compared to ¥1,615,689 million for the fiscal year ended March 31, 2011. This increase in sales was due primarily to positive factors such as (1) the increase in demand for Komatsu’s construction equipment in Japan, North America and other Strategic Markets (excluding China), which offset the decrease in demand for such equipment in China, and the increase in demand for new mining equipment as well as increased sales of mining parts and services (which collectively increased net sales in this operating segment by approximately ¥155.2 billion) and (2) the realization of product sales at higher prices (which increased net sales in this operating segment by approximately ¥34.7 billion). Such factors offset unfavorable changes in foreign exchange rates as the Japanese yen strengthened sharply against the U.S. dollar, Euro and Renminbi (which decreased net sales in this operating segment by approximately ¥64.0 billion).

Net sales to external customers in Japan for the fiscal year ended March 31, 2012 increased by 13.8%, or ¥34,745 million, to ¥286,342 million as compared to ¥251,597 million for the fiscal year ended March 31, 2011. This increase was due primarily to an increase in demand for construction equipment, particularly from rental companies using such equipment for reconstruction of the regions damaged by the earthquake and subsequent tsunami. To support the reconstruction efforts, Komatsu enhanced its sales and service operation by opening the Tohoku Service Center of the Tohoku Operation Department and the Miyagi Center of the Komatsu Safety Training Center Ltd. In addition, Komatsu worked to quickly restore the operations of its branches that were destroyed or damaged in the Tohoku area.

Net sales to external customers in the Americas for the fiscal year ended March 31, 2012 increased by 14.6%, or ¥56,286 million, to ¥443,044 million as compared to ¥386,758 million for the fiscal year ended March 31, 2011. While the housing sector in North America still did not show any notable signs of recovery, demand for construction and mining equipment in North America remained strong in the rental, energy development and mining industries. Demand for new construction and utility equipment by equipment rental companies continued to increase as such companies replaced some of their older equipment with newer equipment. The increase in energy development such as shale gas fracking also contributed to the increase in demand for construction equipment. In addition, to capture the strong demand in North America, Komatsu worked to increase its sales of new emission standards-compliant models, which were launched during Komatsu’s first fiscal quarter (quarter ended June 30, 2011), as well as hybrid hydraulic excavators. In particular, Komatsu reinforced its sales promotion activities in respect of this equipment in North America, targeting primarily heavy-use customers who desire and are sensitive to fuel efficiency. In Latin America, demand for mining equipment was strong, mainly in Chile, against the backdrop of increasing commodity prices.

Net sales to external customers in Europe and CIS for the fiscal year ended March 31, 2012 increased by 22.2%, or ¥36,397 million, to ¥200,404 million as compared to ¥164,007 million for the fiscal year ended March 31, 2011. In Europe, while concerns over an economic slowdown continued against the backdrop of fiscal problems, demand for construction equipment remained steady mainly in major markets such as Germany and France during the fiscal year ended March 31, 2012. Komatsu’s efforts to expand sales of parts by teaming up with local distributors and launch new emission standards-compliant models and hybrid hydraulic excavators in this area also contributed to the improved sales in Europe as compared to the previous fiscal year. In CIS, demand for Komatsu equipment remained firm, centering on those equipment in the mining sector, such as coal, gold and mines, as well as the energy sector, such as oil and natural gas.

Net sales to external customers in China for the fiscal year ended March 31, 2012 decreased by 39.8%, or ¥132,958 million, to ¥201,312 million as compared to ¥334,270 million for the fiscal year ended March 31, 2011. This decrease was due primarily to the implementation of credit squeeze measures by the Chinese government, which decreased demand especially in the civil engineering industry as the commencement of new construction projects was delayed due to the lack of funding.

Net sales to external customers in Asia (excluding Japan and China) and Oceania for the fiscal year ended March 31, 2012 increased by 28.5%, or ¥106,700 million, to ¥481,277 million as compared to ¥374,577 million for the fiscal year ended March 31, 2011. Demand for mining equipment continued to expand in Indonesia, the largest market for Komatsu products in Southeast Asia, while demand for construction equipment continued to remain strong in the civil engineering, agriculture and forestry sectors in that country as well. Favorable economic conditions in Indonesia helped fuel the need for steady coal supplies in response to domestic electricity demand. Consequently, the demand for Komatsu’s mining equipment grew in light of the increased domestic coal production in Indonesia. Demand for construction equipment also increased steadily in India, Malaysia and other countries in Asia. In Australia, demand for Komatsu equipment remained strong, especially with respect to mining equipment against the backdrop of increasing commodity prices. In November 2011, Komatsu and Rio Tinto entered into a Memorandum of Understanding, agreeing to operate over 150 driverless dump trucks in iron ore mines in Australia by the end of 2015. Komatsu and Rio Tinto are currently working together to ensure the success of this project. For example, Komatsu established a support center for this project in Perth in December 2011.

Net sales to external customers in the Middle East and Africa for the fiscal year ended March 31, 2012 increased by 21.5%, or ¥22,489 million, to ¥126,969 million as compared to ¥104,480 million for the fiscal year ended March 31, 2011. While political and social conditions remained unstable in some countries in this region, demand for equipment increased, especially for use in mines in Africa. In South Africa, where the market for equipment used in mines and infrastructure developments continued to expand, Komatsu’s concerted efforts to expand sales of KOMTRAX (Komatsu Machine Tracking System) installed construction equipment contributed to the increase in sales. In other African countries, Komatsu strengthened its sales and product support operations by increasing the number of training centers and expanding on-the-job training programs for distributor’s service engineers by dispatching personnel that have an in-depth understanding of the equipment to such distributors, which also contributed to an increase in sales in this region.

Segment Profit

Segment profit for the Construction, Mining and Utility Equipment operating segment for the fiscal year ended March 31, 2012 increased by 11.5%, or ¥25,461 million, to ¥246,291 million from ¥220,830 million for the fiscal year ended March 31, 2011. Factors that contributed to this increase include (1) increased sales (which increased segment profit by approximately ¥39.8 billion) and (2) the realization of sales at higher prices (which increased segment profit by approximately ¥34.7 billion). Such factors were partially offset by (1) unfavorable changes in foreign exchange rates as the Japanese yen strengthened sharply against the U.S. dollar, Euro and Renminbi (which decreased segment profit by approximately ¥34.2 billion) and (2) increased manufacturing costs in response to increased steel prices (which increased segment profit by approximately ¥3.0 billion).

Industrial Machinery and Others

Net Sales

Total net sales to external customers in the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2012 increased by 6.6%, or ¥14,977 million, to ¥242,415 million as compared to ¥227,438 million for the fiscal year ended March 31, 2011. Demand for wire saws declined from the previous fiscal year in light of the Chinese government’s credit squeeze measure and the reduction of government subsidies related to solar energy use in Europe, both of which contributed to the decrease in net sales in this operating segment. The decrease in solar cell prices also contributed to such decreased net sales in wire saws as Komatsu’s customers that manufacture solar cells reduced their capital investments in light of the weak business environment. Despite such decrease in wire saw sales, demand for presses and machine tolls increased from the previous fiscal year, reflecting the recovery of capital investments by the automobile manufacturing industry, and contributed to the increase in net sales of the Industrial Machinery and Others operating segment. The addition of Gigaphoton Inc. as a consolidated subsidiary during the fiscal year also contributed to the increase in net sales of the Industrial Machinery and Others operating segment.

Segment Profit

Segment profit for the Industrial Machinery and Others operating segment for the fiscal year ended March 31, 2012 decreased by 20.0%, or ¥4,186 million, to ¥16,779 million from ¥20,965 million for the fiscal year ended March 31, 2011. This decrease was due primarily to the decrease in demand for higher-margin wire saws.

B. Liquidity and Capital Resources

Cash Flow

Set forth below is the condensed consolidated statements of cash flows information for the fiscal years ended March 31, 2013, 2012 and 2011.

Condensed Consolidated Statements of Cash Flows Information

	Millions of yen
	Fiscal Years Ended March 31,
	2013	2012	2011
Net cash provided by operating activities	¥214,045	¥105,608	¥150,402
Net cash used in investing activities	(131,397)	(124,539)	(88,509)
Net cash provided by (used in) financing activities	(71,814)	18,781	(56,365)
Effect of exchange rate change on cash and cash equivalents	(293)	(995)	(3,733)
Net increase (decrease) in cash and cash equivalents	10,541	(1,145)	1,795
Cash and cash equivalents, beginning of year	83,079	84,224	82,429

Cash and cash equivalents, end of year	¥93,620	¥83,079	¥84,224

Fiscal Year Ended March 31, 2013

Despite the fact that net income decreased from the previous fiscal year as Komatsu recognized a decrease in net sales and therefore a decrease in cash collected from customers in the current fiscal year, net cash provided by operating activities amounted to ¥214,045 million, an increase of ¥108,437 million from ¥105,608 million for the previous fiscal year. This result is mainly due to efforts made to decrease inventory levels by ¥42,040 million as compared with an increase of ¥137,354 million for the previous fiscal year. Inventory adjustments were made mainly in accordance with the weak demands in some Strategic Markets, such as China and Indonesia. The increase in net cash provided by operating activities was partially offset by decrease in advances received by ¥16,856 million as compared to an increase of ¥18,352 million for the previous fiscal year.

Net cash used in investing activities totaled ¥131,397 million, an increase of ¥6,858 million from ¥124,539 million for the previous fiscal year, mainly due to the purchase of fixed assets as well as acquisitions of subsidiary shares. Komatsu used additional cash to purchase fixed assets, which totaled ¥142,992 million for the fiscal year ended March 31, 2013, mainly to expand production capacity in light of a projected demand increase for its equipment and to strengthen its sales and service operations in the Strategic Markets. The acquisition of shares of subsidiaries included the acquisition of Log Max AB and Log Max, Inc., a Swedish forest machinery attachment manufacturer and its U.S. sales company.

Because of the redistribution of profits to shareholders during the fiscal year ended March 31, 2013 in the form of dividend payments and the repayment of interest-bearing debt, net cash used in financing activities amounted to ¥71,814 million.

Fiscal Year Ended March 31, 2012

Despite the fact that net income increased from the previous fiscal year as Komatsu recognized an increase in net sales (and increased its cash collections), net cash provided by operating activities amounted to ¥105,608 million, a decrease of ¥44,794 million from ¥150,402 million for the previous fiscal year, mainly due to the increased purchase of a number of components used in the production of equipment in response to greater demand, especially demand for mining equipment. In addition, the increase in payment for income tax, which was due to the increase in taxable income as compared to the fiscal year ended March 31, 2011, also contributed to the decrease in net cash provided by operating activities. The decrease in net cash provided by operating activities was partially offset by the increase in cash collections resulting from increased sales as compared to the previous fiscal year and an advance payment received from a customer in the mining business to secure specific purchase orders in the amount of ¥14,719 million. The advance payment from the customer will be recorded as a sale when the corresponding revenue is recognized in the subsequent years.

Net cash used in investing activities totaled ¥124,539 million, an increase of ¥36,030 million from ¥88,509 million for the previous fiscal year, mainly due to the purchase of fixed assets as well as acquisitions of subsidiary shares and minority equity stakes in companies. The purchase of fixed assets, which totaled ¥126,090 million for the fiscal year ended March 31, 2012, increased mainly due to the need to expand production capacity in response to increased demand for its equipment and to strengthen its sales and service operations in the Strategic Markets. The acquisition of shares of subsidiaries included the acquisition of an additional 50% equity stake in Gigaphoton Inc. for ¥7,500 million, as a result of which Gigaphoton Inc. became a consolidated subsidiary of the Company.

While cash was used for the redistribution of profits to shareholders during the fiscal year ended March 31, 2012 in the form of dividend payments and the repurchase of Komatsu’s own shares for retirement, net cash provided by financing activities amounted to ¥18,781 million due to long-term debt financing and an increase in short-term debt.

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

In the fiscal year ended March 31, 2013, Komatsu made capital investments in the Construction, Mining and Utility Equipment operating segment to expand its production capacity in light of a projected increase in demand for its equipment, and to strengthen its sales and service operations in the Strategic Markets. For example, in anticipation of mid- to long-range market growth, Komatsu expanded production capacities of Komatsu (Shandong) Construction Machinery Corp. in China. In the Industrial Machinery and Others operating segment, Komatsu made capital investments to renovate its production facilities. As a result, Komatsu’s capital investment on a consolidated basis for the fiscal year ended March 31, 2013 was ¥136,962 million, an increase of ¥14,924 million from the fiscal year ended March 31, 2012. Komatsu plans to make investments totaling ¥137,000 million for the fiscal year ending March 31, 2014. For information about Komatsu’s capital investment plans for the fiscal year ending March 31, 2014, see Item 4.D. Property, Plants and Equipment.

Source of Funds and Liquidity Management

Komatsu’s principal capital resources policy is to maintain sufficient capital resources to be able to respond promptly to future capital needs in connection with its operations and to maintain an appropriate level of liquidity. Consistent with this policy, Komatsu has secured various sources of funding, such as loans, corporate bonds, notes and lines of credit. Komatsu expects to use cash generated from its operations and funds procured through such external sources to satisfy future capital expenditures and working capital needs. In addition, in order to improve the efficiency and effectiveness of its cash management, Komatsu’s overseas subsidiaries participate in a global cash pooling arrangement with a single financial institution, which is used to fund their liquidity needs. Participating overseas subsidiaries are allowed to withdraw cash from this financial institution based upon the aggregate cash deposits made to such financial institution. This arrangement contains specific provisions for the right to offset positive and negative cash balances on a global basis. Komatsu’s consolidated Balance Sheet as of March 31, 2013 reflects cash net of withdrawals of ¥57,568 million in this global cash pooling arrangement.

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

As of March 31, 2013, certain consolidated subsidiaries of the Company maintained committed credit line agreements totaling ¥49,997 million with financial institutions to secure liquidity. As of March 31, 2013, approximately ¥14,738 million was available to be used under such credit line agreements, which contain customary covenants. Komatsu is not subject to any covenants limiting its ability to incur additional indebtedness. In addition, the Company has a ¥150,000 million commercial paper program, ¥109,000 million of which was unused as of March 31, 2013. The amount of capital raised through its commercial paper program has depended upon Komatsu’s financial needs, investor demand and market conditions, as well as the ratings outlook for Komatsu.

To fulfill Komatsu’s medium- to long-term funding needs, the Company has established a bond program as well as a Euro Medium Term Note (“EMTN”) program. As discussed below, in addition to the Company, some of its subsidiaries may also issue EMTNs under the EMTN program. In November 2012, the Company’s bond program was renewed such that it could issue up to ¥100,000 million of variable-term bonds within a two year period. Under this renewed program, the Company has issued ¥30,000 million of bonds as of March 31, 2013 and ¥70,000 million remains unused. As of March 31, 2013, the Company also has ¥120,000 million aggregate principal amount of bonds outstanding, ¥90,000 million of which was issued under the bond program prior to its 2012 renewal. As for EMTNs, the Company, Komatsu Finance America Inc. and Komatsu Capital Europe S.A. have established a U.S.$1.2 billion EMTN program. Any of these three issuer entities can issue notes in various currencies under the EMTN program. The principal amount of notes outstanding as of March 31, 2013 under the EMTN program was ¥80,734 million.

For additional information about the interest rate structure and maturity dates for these borrowings, see Note 11 to the Consolidated Financial Statements.

Fiscal 2013 Financial Position

Komatsu’s short-term debt as of March 31, 2013, which primarily consisted of bank loans, decreased by ¥10,668 million to ¥205,156 million from March 31, 2012. Such short-term debt was used as working capital.

Komatsu’s long-term debt, including debt with maturity dates on or before March 31, 2014, increased by ¥42,631 million to ¥474,607 million in the fiscal year ended March 31, 2013 as compared to the fiscal year ended March 31, 2012. As of March 31, 2013, Komatsu’s long-term debt excluding market value adjustment, consisted of (1) ¥263,897 million in loans from banks, insurance companies and other financial institutions, (2) ¥120,000 million in unsecured bonds, (3) ¥80,734 million in EMTNs and (4) ¥9,976 million in capital lease obligations. Such long-term debt was used primarily for capital expenditures and long-term working capital needs. For information about the interest rate structure and maturity dates for these borrowings, see Note 11 to the Consolidated Financial Statements.

As a result, Komatsu’s interest-bearing debt as of March 31, 2013, including its capital lease obligations, increased by ¥31,963 million to ¥679,763 million as compared to March 31, 2012. Net interest-bearing debt after deducting cash and deposits also increased by ¥22,112 million to ¥585,926 million in the fiscal year ended March 31, 2013. As a result, Komatsu’s net debt-to-equity ratio as of March 31, 2013 was 0.49 to 1, compared to 0.56 to 1 as of March 31, 2012.

At March 31, 2013, Komatsu’s total working capital increased by ¥127,818 million to ¥664,480 million. The current ratio, which is calculated by dividing current assets by current liabilities, as of March 31, 2013, was 1.80 to 1, compared to 1.62 to 1 for the fiscal year ended March 31, 2012. In management’s opinion, the working capital is sufficient for Komatsu’s present requirements.

Based on anticipated cash flows from its operating activities, the available sources of funds and the level of its current ratio (which is calculated by dividing current assets by current liabilities), Komatsu believes that it has sufficient means to satisfy its liquidity needs and future obligations.

As of March 31, 2013, Komatsu’s total cash and cash equivalents was ¥93,620 million. Out of total cash and cash equivalents, ¥71,683 million was held outside of Japan in various overseas subsidiaries as of March 31, 2013. Under current tax laws and regulations, if cash and cash equivalents associated with the overseas subsidiaries’ undistributed earnings were to be repatriated in the form of dividends or deemed distributions to Komatsu, Komatsu would be subject to additional Japanese income taxes and foreign withholding taxes in certain countries. However, Komatsu sets aside a part of its cash and cash equivalents in order to invest in its overseas operations. As of March 31, 2013, Komatsu plans to re-invest approximately half of its total cash and cash equivalent held outside of Japan in its overseas operations.

Credit Ratings

The Company obtains credit ratings from three rating agencies: Standard and Poor’s Ratings Services (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”) and Rating and Investment Information, Inc. (“R&I”). As of March 31, 2013, the Company’s issuer ratings were as follows:

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

The following table presents Komatsu’s research and development expenses for the fiscal years ended March 31, 2013, 2012 and 2011. Research and development expenses are recognized when incurred.

	Millions of yen
	Fiscal Years Ended March 31,
R&D expenses	2013	2012	2011
Construction, Mining and Utility Equipment	¥53,159	¥42,960	¥40,241
Industrial Machinery and Others	7,629	11,883	8,764

Total	¥60,788	¥54,843	¥49,005

The objectives of the research and development activities by operating segment for the fiscal year ended March 31, 2013 are described below.

(1) Construction, Mining and Utility Equipment

In order to develop construction, mining and utility equipment that can be used in various parts of the world, Komatsu has established research and development centers in Japan and overseas, and has encouraged joint research and development programs as well as personnel exchanges. With the goal of assisting its customers to improve their productivity, Komatsu’s medium- and long-term research and development objectives are (1) to make advancements in the use of ICT and (2) to increase the environmental friendliness of its products.

Komatsu has been engaged in the research and development of ICT, including remote management technology (which enables remote management of equipment by obtaining information regarding machine locations, operating conditions and vehicle health using state-of-the-art remote sensing and telecommunication technologies), control technology and intelligent machine technology (which, for example, provide information as to when, for how long and in what mode the equipment was operated, whether the engine should be shut down based on the time it has been idle, and the machine location, digging position and grading height using a GPS based system, such that the operators of equipment with such technology can complete jobs more efficiently, economically and accurately). Equipment with control systems and management systems using these technologies have been rapidly penetrating the construction, mining and utility equipment market. Komatsu is striving to achieve the complete automation of its equipment and is making advances to actively use ICT in its construction, mining and utility equipment taking into consideration its customers’ needs and preferences.

Komatsu has also made advances in research and development relating to energy conservation, component recycling and reuse, and the evaluation of environmental loads through lifecycle assessment techniques based on the belief that it is possible to reduce environmental burdens while achieving economic efficiency. In particular, Komatsu has placed special emphasis on research and development activities relating to technologies that reduce fuel consumption, which are conducive to both the environment (by reducing CO2 emissions) and the economy (by decreasing fuel expenses). One type of equipment that reflects these R&D efforts to date is Komatsu’s hybrid hydraulic excavators, which were first introduced in Japan, and later in China, North America, Europe, Central/South Americas, Southeast Asia and Oceania. In addition, construction equipment with clean diesel engines that meet the stringent emission standards (EPA Tier 4 Interim and EU Stage IIIB), which were phased in starting in 2011, are another example of Komatsu’s R&D efforts to date. These pieces of construction equipment have been released to the market one after another. Komatsu also has expanded its line-up of mini-construction equipment, which meet the emission standards enforced in China. Komatsu has developed and introduced forklift trucks, which meets the emission standards in Japan. Komatsu is continuously seeking to develop new technology to meet stricter exhaust gas emission standards that are to become effective in the future. In addition, Komatsu is working to make further improvements to the working conditions faced by machine operators by enhancing safety measures and reducing the noise and vibration levels of its machines.

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

D. Trend Information

Komatsu expects that demand in the construction and utility equipment businesses will increase especially in North America and Japan. In North America, demand for new construction and utility equipment from rental companies is expected to increase steadily because of the recovery of the housing sector and the rental and energy development industries in the U.S. Demand for new equipment from rental companies is also expected to increase in Japan because these companies will continue to require additional new equipment for the reconstruction of the regions affected by the Great East Japan Earthquake and subsequent tsunami. In light of the increase in sales of construction equipment in North America, Komatsu expects that its retail finance business will improve as well.

On the other hand, Komatsu does not expect that demand for mining equipment and related parts and services will increase in the short-term as mining customers are likely to continue refraining from new investments in light of the decrease in the price of materials, especially coal. However, Komatsu believes demand for mining equipment will recover in the medium -term since mineral resource output and demand has not decreased. Accordingly, demand for new mining equipment is expected to improve in the medium-term. Komatsu also expects that its parts sales will increase as the number of Komatsu’s mining equipment in operation increases since a certain portion of such equipment will require overhauled.

With respect to the industrial machinery and others business, Komatsu expects that demand for presses and machine tools will remain steady. This is because demand for automobiles are expected to expand on a worldwide basis and automobile manufacturers are expected to make capital investments to keep up with such demand. Sales of wire saws for use in slicing silicon ingots are likely to remain sluggish because of the slow-down of new investment in solar power generation.

Komatsu has developed a new three-year (FY2013-2015) mid-range management plan to be completed by the fiscal year ending March 31, 2016. As part of the new mid-range management plan, Komatsu will focus its efforts on the following three focused efforts. (1) Growth strategies based on innovation, (2) Growth strategies of existing businesses, and (3) Structural reforms designed to reinforce the business foundation.

Under these focused activities, Komatsu will continue to develop and promote its next-generation productions by utilizing its accumulated expertise and cutting-age ICT (Information and Communication Technology). In FY2013, Komatsu is going to launch medium-sized D61EXi/PXi bulldozers and medium-sized PC210LCi hydraulic excavators initially in the United States and Europe, respectively.

Starting in 2014, new emission control standards (e.g., Tier 4 Final in the United States) will be introduced in the United States, Europe and Japan, which require further reduction of NOx (nitrogen oxides) and PM (particulate matter) emissions. Komatsu will integrate its in-house development and production strengths for engines, hydraulic units, control systems and so forth with leading-edge technologies, as Komatsu continues to develop new products designed to meet the new standards in FY2013, while working for a smooth market introduction.

Komatsu also will put effort on expanding its parts sales. In FY2013, KOMTRAX Parts service will be launched that will enable Komatsu to learn about the conditions of parts and their replacement record.

Komatsu also plans to renovate its factories so that they are equipped with leading-edge energy-saving functions starting in the fiscal year ending March 31, 2014. The Awazu Plant in Ishikawa Prefecture, Japan is expected to be the first plant to go through the renovation process. Through these renovations, Komatsu expects to achieve production efficiency.

In the light of such conditions, Komatsu’s projection for the fiscal year ending March 31, 2014 is an increase in net sales and operating income of 8.8% (to ¥2,050.0 billion) and 44.1% (to ¥305.0 billion), respectively, as compared to the fiscal year ended March 31, 2013. Operating income ratio is projected to increase by 3.7 percentage points to 14.9%. These projections are based on the estimate that there will be a positive impact on operating income of approximately ¥70.0 billion as compared with the fiscal year ended March 31, 2013 under the assumption that the foreign exchange rates will be ¥95, ¥123 and ¥15.3 for each of one U.S. dollar, Euro, and Renminbi, respectively.

The Company and some of its consolidated subsidiaries adopt the declining balance method for the depreciation of property, plant and equipment, and plan to change it to the straight-line method beginning April 1, 2013. Komatsu believes that the straight-line method should better reflect the future usage of the property, plant and equipment. The effect of the change in depreciation is recognized prospectively as a change in accounting estimate. This effect is estimated to result in a decrease of depreciation expense by approximately ¥10.0 billion for the fiscal year ending March 31, 2014.

E. Off-Balance Sheet Arrangements

As of March 31, 2013, Komatsu had ¥406 million of contingent liabilities with financial institutions for discounted and transferred receivables on a recourse basis.

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

For each guarantee issued, Komatsu is required to perform under such guarantee if the borrower defaults on a payment required to be made by the applicable contract’s terms. The contract terms range from 10 years to 30 years in the case of employees’ housing loans, and from 1 year to 11 years in the case of loans borrowed by Komatsu’s affiliated companies, customers and other companies. The maximum aggregate amount of undiscounted payments Komatsu would have had to make in the event that a payment default were to occur for all of these loans was ¥94,776 million as of March 31, 2013. The fair value of the liabilities recognized for Komatsu’s obligations as guarantor under these guarantees as of March 31, 2013 were believed to be insignificant by Komatsu’s management. Some of these guarantees were secured by collateral or insurance issued to the Company.

Komatsu’s management believes that losses from these contingent liabilities, if any, would not have a material effect on the consolidated financial statements of Komatsu.

F. Tabular Disclosure of Contractual Obligations

The following tables set forth Komatsu’s contractual obligations as of March 31, 2013.

	Millions of yen
	Cash payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt obligations	¥205,156	¥205,156	¥—	¥—	¥—
Long-term debt obligations (excluding capital lease obligations)	463,478	126,007	226,862	110,340	269
Capital (Finance) lease obligations	9,976	4,473	4,645	504	354
Operating lease obligations	12,982	4,300	5,201	1,923	1,558
Interest on interest bearing debt (including capital lease obligations)	17,336	10,958	5,077	1,266	35
Pension and other post retirement obligations	5,082	5,082	—	—	—

Total	¥714,010	¥355,976	¥241,785	¥114,033	¥2,216

Long-term debt obligations exclude market value adjustments of ¥1,153 million.

Interest on interest-bearing debt is based on rates in effect as of March 31, 2013.

Pension and other post retirement obligations reflect contributions expected to be made during the year ending March 31, 2014 only, as the amounts of funding obligations beyond the next year are not yet determinable.

Obligations related to derivative activities are summarized in Foreign Exchange Risk and Interest Rate Risk under Item 11. Quantitative and Qualitative Disclosures about Market Risk.

G. Safe Harbor

Any information disclosed under Item 5.E. Off-Balance Sheet Arrangements and Item 5.F. Tabular Disclosure of Contractual Obligations that is not historical in nature is deemed to be a forward-looking statement. See “Cautionary Statement with respect to forward-looking statements” for more information.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the Directors and Audit & Supervisory Board Members of the Company, their date of birth, current position with the Company, prior positions, the dates when they assumed such positions and other principal business activities performed outside the Company as of June 19, 2013. The Company’s senior management is comprised of all of the directors (excluding outside directors) listed below.

Board of Directors

Kunio Noji

Date of Birth:	Nov. 17, 1946
Director Since:	Jun. 1997 to Jun. 1999; Jun. 2001 to present
Current Positions:	Chairman of the Board and Representative Director (since Apr. 2013)

Prior Positions:
4/1969	Joined the Company Field Testing Department, Technical Division
6/1993	General Manager of Production Control Department, Technical Division in Construction Equipment Division
2/1995	Plant Manager of Chattanooga Manufacturing Operation, Komatsu Dresser Company (now, Komatsu America Corp.) (until 2/1997)
3/1997	President of Information Systems Division
6/1997	Took office as Director
6/1999	Resigned as Director, took office as Executive Officer
4/2000	President of Production Division
6/2000	Took office as Senior Executive Officer
6/2001	Took office as Managing Director and Senior Executive Officer
4/2003	Took office as Director and Senior Executive Officer President of Construction & Mining Equipment Marketing Division
6/2007	Took office as President and Representative Director, and CEO
4/2013	Took office as Chairman of the Board and Representative Director (current)

Principal Business Activities Outside the Company:
Outside Director of Ricoh Company, Ltd.

Tetsuji Ohashi*

Date of Birth:	Mar. 23, 1954
Director Since:	Jun. 2009
Current Positions:	President and Representative Director, and CEO (since Apr. 2013)

Prior Positions:
4/1977	Joined the Company Product Control Section, Planning & Coordination Department of Awazu Plant
6/1982	Graduate School, Stanford University, USA (until 6/1984)
10/1998	General Manager of Planning & Cooperation Department of Awazu Plant, Production Division
10/2001	Plant Manager of Moka Plant, Production Division
1/2004	President and COO of Komatsu America Corp. (until 3/2007)
4/2007	Took office as Executive Officer President of Production Division
4/2008	Took office as Senior Executive Officer
6/2009	Took office as Director and Senior Executive Officer
4/2012	Took office as Director and Senior Executive Officer
4/2013	President and Representative Director, and CEO (current)

Principal Business Activities Outside the Company:
None

Mikio Fujitsuka*

Date of Birth:	Mar. 13, 1955
Director Since:	Jun. 2011
Current Positions:	CFO (since Apr. 2011)
Supervising Investor Relations (since Apr. 2011)

Prior Positions:
4/1977	Joined the Company Accounting Section, Administration Department of Awazu Plant
7/1988	Komatsu Australia Pty., Ltd. (until 2/1994)
6/2001	General Manager of Corporate Controlling Department
4/2005	Took office as Executive Officer
4/2008	President of Global Retail Finance Business Division and President and Representative Director of Komatsu Business Support Ltd.
2/2009	General Manager of Corporate Planning Division and President of Global Retail Finance Business Division
4/2010	Took office as Senior Executive Officer
4/2011	CFO (current)
6/2011	Took office as Director and Senior Executive Officer
4/2013	Took office as Director and Senior Executive Officer (current)

Principal Business Activities Outside the Company:
None

Fujitoshi Takamura*
Date of Birth:	Dec. 21, 1954
Director Since:	Jun. 2011
Current Positions:	President of Development Division (since Apr. 2010)
Supervising Research (since Apr. 2011)

Prior Positions:
4/1977	Joined the Company
Construction Equipment Technical Center of Osaka Plant
6/1982	Brown University, USA (until 6/1984)
4/2004	General Manager of Construction Equipment Technical Center 1, Development Division
4/2006	Took office as Executive Officer
4/2010	Took office as Senior Executive Officer
President of Development Division (current)
6/2011	Took office as Director and Senior Executive Officer
4/2013	Took office as Director and Senior Executive Officer (current)

Principal Business Activities Outside the Company:
None

Hisashi Shinozuka*

Date of Birth:	Jul. 16, 1954
Director Since:	Jun. 2013
Current Positions:	President of Construction Equipment Marketing Division (since Apr. 2012)

Prior Positions:
4/1978	Joined the Company
Product Control Section, Planning & Coordination Department of Oyama Plant
6/1981	National Autonomous University of Mexico, Mexico (until 5/1982)
10/1991	General Manager of Istanbul Office, International Division (until 10/1995)
7/1997	Vice President of Komatsu Latin-America Corp.
(until 10/2002)
5/2005	General Manager of The Americas & European Business, Construction & Mining Equipment Marketing Division
4/2007	President and COO of Komatsu America Corp.
4/2011	Took office with status equivalent to a Senior Executive Officer
4/2012	Took office as Senior Executive Officer (current)
President of Construction Equipment Marketing Division (current)

Principal Business Activities Outside the Company:
None

Kazunori Kuromoto*
Date of Birth:	May. 23, 1955
Director Since:	Jun. 2013
Current Positions:	President of ICT Business Division (since Apr. 2012)
President of Global Mining Business Division (since Apr. 2013)

Prior Positions:
4/1980	Joined the Company
Technical Center of Awazu Plant
6/1985	Graduate School, University of California, Los Angeles, USA (until 6/1987)
4/2006	General Manager of Construction Equipment Electronics, Development Division
4/2007	Took office as Executive Officer
4/2008	President of AHS Business, Construction & Mining Equipment Marketing Division
4/2009	President of IT Construction Business, Construction & Mining Equipment Marketing Division
4/2012	Took office as Senior Executive Officer (current)
President of ICT Business Division (current)
4/2013	President of Global Mining Business Division (current)

Principal Business Activities Outside the Company:
None

Masanao Mori*

Date of Birth:	Feb. 8, 1958
Director Since:	Jun. 2013
Current Positions:	General Manager of Human Resources Department (since Apr. 2008)
Supervising Education and Safety & Health Care (since Apr. 2012)

Prior Positions:
4/1981	Joined the Company
Labor Section, Human Resources Department
4/2004	General Manager of General Affairs Department, Engines & Hydraulics Business Division
4/2008	General Manager of Human Resources Department (current)
4/2009	Took office as Executive Officer
4/2013	Took office as Senior Executive Officer (current)

Principal Business Activities Outside the Company:
None

Kensuke Hotta

Date of Birth:	Oct. 12, 1938
Director Since:	Jun. 2008
Current Position:	Outside Director (since Jun. 2008)

Positions Outside the Company:
4/1962	Joined The Sumitomo Bank, Ltd. (now Sumitomo Mitsui Banking Corporation, hereinafter the “Bank”)
6/1987	Took office as Director of the Bank
10/1990	Took office as Managing Director of the Bank
10/1992	Took office as Senior Managing Director and Representative Director of the Bank
6/1997	Took office as Deputy President and Representative Director of the Bank
11/2000	Retired from the Bank
1/2001	Took office as Chairman of Morgan Stanley Japan Limited
4/2006	Took office as Chairman and Representative Director of Morgan Stanley Japan Securities Co., Ltd. (now Morgan Stanley MUFG Securities Co., Ltd.)
10/2007	Took office as Chairman and Representative Director of Hotta Partners Inc. (current)
12/2007	Took office as Senior Advisor of Morgan Stanley Japan Securities Co., Ltd.
6/2008	Took office as Director of the Company (current)
12/2008	Took office as Chairman and Representative Director of Greenhill & Co. Japan Ltd. (current)

Principal Business Activities Outside the Company:

Chairman and Representative Director of Greenhill & Co. Japan Ltd.

Chairman and Representative Director of Hotta Partners Inc.

Outside Audit & Supervisory Board member of SEIREN CO., LTD

Outside Director of HIROSE ELECTRIC CO., LTD.

Noriaki Kano

Date of Birth:	Apr. 29, 1940
Director Since:	Jun. 2008
Current Position:	Outside Director (since Jun. 2008)

Positions Outside the Company:
10/1982	Took office as Professor at Faculty of Engineering, Tokyo University of Science
6/2006	Took office as Professor Emeritus at Tokyo University of Science (current)
6/2008	Took office as Director of the Company (current)

Principal Business Activities Outside the Company:
Professor Emeritus at Tokyo University of Science

Kouichi Ikeda

Date of Birth:	Apr. 21, 1940
Director Since:	Jun. 2010
Current Position:	Outside Director (since Jun. 2010)

Positions Outside the Company:
4/1963	Joined Asahi Breweries, Ltd. (now Asahi Group Holdings, Ltd.)
3/1996	Took office as Director of Asahi Breweries, Ltd.
3/1997	Took office as Managing Director of Asahi Breweries, Ltd.
3/1999	Took office as Senior Managing Director of Asahi Breweries, Ltd.
3/2000	Took office as Senior Managing Executive Officer of Asahi Breweries, Ltd.
3/2001	Took office as Senior Managing Director and Senior Managing Executive Officer of Asahi Breweries, Ltd.
1/2002	Took office as President and COO of Asahi Breweries, Ltd.
3/2006	Took office as Chairman of the Board and CEO of Asahi Breweries, Ltd.
3/2010	Took office as Corporate Advisor of Asahi Breweries, Ltd.
6/2010	Took office as Director of the Company (current)
7/2011	Took office as Corporate Advisor of Asahi Group Holdings, Ltd. (current)

Principal Business Activities Outside the Company:
Corporate Advisor of Asahi Group Holdings, Ltd.
Outside Audit & Supervisory Board member of Sumitomo Chemical Company, Limited
Outside Director of Watabe Wedding Corporation

Audit & Supervisory Board Members

Makoto Morimoto

Date of Birth:	Jul. 18, 1954
Audit & Supervisory Board Member Since:	Jun. 2012
Current Positions:	Audit & Supervisory Board Member (Full Time) (since Jun. 2012)

Prior Positions:
4/1977	Joined the Company Accounting Section, Administration Department of Osaka Plant
11/1992	PT Komatsu Indonesia (until 10/1996)
7/1998	Komatsu Mining Systems, Inc. (until 3/2002)
4/2002	Komatsu America Corp. (until 1/2004)
4/2004	General Manager of Corporate Accounting Dept.
9/2006	General Manager of Corporate Controlling Dept.
4/2008	General Manager of Internal Audit Dept.
6/2012	Assistant to Audit & Supervisory Board Member

Principal Business Activities Outside the Company:
None

Koji Yamada

Date of Birth:	Jun. 21, 1954
Audit & Supervisory Board Member Since:	Jun. 2013
Current Positions:	Audit & Supervisory Board Member (Full Time) (since Jun. 2013)

Prior Positions:
4/1977	Joined the Company Purchasing Controlling Section, Purchasing Department of Osaka Plant
8/1996	Komatsu America Corp. (until 3/1999)
4/1999	General Manager of Planning & Coordination Department of Osaka Plant, Production Division
4/2002	Plant Manager of Awazu Plant, Production Division
4/2004	Took office as Executive Officer
4/2005	President of Industrial Machinery Division and President and Representative Director of Komatsu Industries Corporation
2/2009	Representative of All India Operations (until 3/2013)
4/2009	President of Komatsu India Ptv. Ltd. (until 3/2013)
4/2010	Took office with status equivalent to a Senior Executive Officer
4/2013	Advisor to President (current)

Principal Business Activities Outside the Company:
None

Makoto Okitsu

Date of Birth:	Dec. 2, 1939
Audit & Supervisory Board Member Since:	Jun. 2006
Current Position:	Outside Audit & Supervisory Board Member (since Jun. 2006)

Positions Outside the Company:
4/1963	Joined Teijin Limited
6/1994	Director of Teijin Seiki Co., Ltd.
6/1996	Managing Director of Teijin Seiki Co., Ltd.
6/1998	President and Representative Director of Teijin Seiki Co., Ltd.
6/1999	Director of Teijin Limited
9/2003	President and Representative Director of Nabtesco Corporation
6/2004	Director of Teijin Limited
6/2005	Chairman and Representative Director of Teijin Limited
6/2005	Chairman and Director of Nabtesco Corporation (previously known as Teijin Seiki Co., Ltd.)
6/2006	Chairman and Director of Teijin Limited
6/2008	Advisor of Teijin Limited (current position)

Principal Business Activities Outside the Company:
Advisor of Teijin Limited

Hiroyuki Kamano

Date of Birth:	Jul. 21, 1945
Audit & Supervisory Board Member Since:	Jun. 2007
Current Position:	Outside Audit & Supervisory Board Member (since Jun. 2007)

Positions Outside the Company:
4/1971	Entered the Ministry of Foreign Affairs
12/1978	Retired from the Ministry of Foreign Affairs
4/1981	Registered as attorney-at-law (bengoshi)
10/1988	Partner of the Kamano Sogo Law Offices (current position)

Principal Business Activities Outside the Company:
Partner (attorney-at-law) of Kamano Sogo Law Offices
Outside Director of SUMITOMO LIFE INSURANCE COMPANY
Outside Director of NGK Insulators, Ltd.

Kunihiro Matsuo

Date of Birth:	Sep. 13, 1942
Audit & Supervisory Board Member Since:	Jun. 2009
Current Position:	Outside Audit & Supervisory Board Member (since Jun. 2009)

Positions Outside the Company:
4/1968	Appointed as Prosecutor of Tokyo District Public Prosecutors Office
4/1988	Took office as Counsellor of Minister’s Secretariat, Ministry of Justice
5/1998	Took office as Prosecutor of Supreme Public Prosecutors Office
9/2003	Took office as Superintending Prosecutor of Tokyo High Public Prosecutors Office
6/2004	Took office as Prosecutor-General of Supreme Public Prosecutors Office
6/2006	Retired from the position of Prosecutor-General of Supreme Public Prosecutors Office
9/2006	Registered as attorney at law (current)
6/2009	Took office as Audit & Supervisory Board Member of the Company (current)

Principal Business Activities Outside the Company:
Attorney-at-Law
Outside Director of Japan Exchange Group, Inc.
Outside Audit & Supervisory Board Member of Toyota Motor Corporation
Outside Audit & Supervisory Board Member of MITSUI & CO., LTD.
Outside Audit & Supervisory Board Member of BROTHER INDUSTRIES, LTD.

Notes:

1)	Directors Kensuke Hotta, Noriaki Kano and Kouichi Ikeda satisfy the requirements for outside director set forth in Article 2, Item 15 of the Corporation Act of Japan.

2)	Audit & Supervisory Board Members Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo satisfy the requirements for outside Audit & Supervisory Board Members set forth in Article 2, Item 16 of the Corporation Act of Japan.

3)	With respect to the standards for independence of outside directors and outside Audit & Supervisory Board Members, the Company makes determinations by reference to the Guidelines Concerning Listed Company Compliance, Etc. of the Tokyo Stock Exchange and the Osaka Securities Exchange, which lists circumstances when a conflict of interest may arise between general shareholders and an outside director or Audit & Supervisory Board Member. The Company has determined that Directors Kensuke Hotta, Noriaki Kano and Kouichi Ikeda and Audit & Supervisory Board Members Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo are independent as none of them have any special relationship with the Company and there are no conflicts of interest between general shareholders and any one of them.

4)	The Company introduced an executive officer system in June 1999. As of June 19, 2013, the Company has 35 officers including six persons simultaneously holding the position of director. Such persons have been marked with an asterisk next to their names in the above table.

5)	There are no family relationships between any of the directors or Audit & Supervisory Board Members of the Company.

6)	There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the directors or Audit & Supervisory Board Members of the Company were selected as a director or member of senior management.

7)	In accordance with recommendations by The Japan Audit & Supervisory Board Members Association, Komatsu translated the words “Kansayaku-kai” and “Kansayaku” as “Board of Corporate Auditors” and “Corporate Auditor” respectively until the fiscal year ended March 31, 2012. In light of new recommendations issued by such Association, the words “Kansayaku-kai” and “Kansayaku” are now translated as “Audit & Supervisory Board” and “Audit & Supervisory Board Member” respectively.

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

a. Organizational Framework

In 1999, Komatsu introduced the executive officer system and has since worked to separate management decision-making and supervisory functions within the confines of the law. At the same time, in addition to having reduced the number of members of the Board of Directors of the Company and appointed outside directors and Audit & Supervisory Board members, the Company has been implementing operational reforms of its Board of Directors through which Board members can discuss important management issues thoroughly and make decisions promptly in order to enhance the effectiveness of the Board of Directors.

As a general rule, the Company’s Board of Directors meets at least once every month, discusses and adopts resolutions concerning important matters and determines the management policies of Komatsu. The Company’s Board of Directors also closely supervises and monitors the performance of the management duties undertaken by representative and other directors. Three outside directors, each of whom satisfy the requirements for independence as set forth under the listed company rules of the Tokyo Stock Exchange and the Osaka Securities Exchange, have been appointed to the Company’s Board of Directors (which consisted of ten persons as of March 31, 2013) to enhance management transparency and objectivity.

With respect to the Audit & Supervisory Board Members (which consisted of five persons as of March 31, 2013), Komatsu has consistently made sure that at least half of them are outside Audit & Supervisory Board Members. Currently, all three outside Audit & Supervisory Board Members also satisfy the requirements for independence as set forth under the listed company rules of the Tokyo Stock Exchange and the Osaka Securities Exchange. Each Audit & Supervisory Board Member attends the Company’s Board of Directors meetings and other important meetings and audits the performance of duties by directors. As a general rule, the Audit & Supervisory Board of the Company performs such audit functions by meeting at least once every month, determines audit policies, establishes the scope of responsibilities and accountability, and receives periodic status update reports from the directors as to the performance of his or her management duties. The Company has established the Office of Auditors’ Staff and assigned five employees who work as full-time and part-time assistants to the Audit & Supervisory Board Members.

In order to ensure that its outside directors and outside Audit & Supervisory Board Members can perform their duties as expected and that the Company can find highly qualified candidates in the future, the Company has entered into limited liability agreements that limit the liability of the outside directors and outside Audit & Supervisory Board Members in the event of a dereliction of duty in accordance with Article 427, Paragraph 1 of the Corporation Act of Japan. The limit on liability provided in said agreements shall be as prescribed by laws and regulations.

b. Support for Outside Directors and Outside Audit & Supervisory Board Members

As a general rule, the Company provides materials for Board meetings to outside directors and outside Audit & Supervisory Board Members in advance of the meetings so that they have sufficient time to review the matters that are to be discussed. With respect to matters that may be of particular importance, the Board of Directors discusses them at the Board meeting prior to the Board meeting where such matters are scheduled for resolution. In this manner, the Company ensures that the directors have sufficient time to review the matters before decisions are made and that they will have an opportunity to consider the points noted in earlier discussions before deciding upon such matters.

c. Collaboration between Audit & Supervisory Board Members and Independent Public Accounting Firm

To complete the audit process effectively and efficiently, Audit & Supervisory Board Members exchange opinions with the contracted independent public accounting firm concerning audit policies, audit items to be focused upon and audit approaches. Audit & Supervisory Board Members also observe the independent public accounting firm when the firm audits Komatsu’s business bases, affiliated companies and other related entities. Audit & Supervisory Board Members and the independent public accounting firm also hold meetings to exchange audit information as needed during a given fiscal year. These exchanges lead to better collaboration between Audit & Supervisory Board Members and the independent public accounting firm and a more expeditious audit process. In addition, Audit & Supervisory Board Members receive reports of the independent public accounting firm’s review at the end of the first, second and third quarters, and review and confirm important financial statement matters at the end of the second quarter and the fiscal year-end. Furthermore, Audit & Supervisory Board Members evaluate the methods and results of the independent public accounting firm’s review and audit by listening to their summaries and analyzing their review and audit reports.

When the Audit & Supervisory Board approves the engagement of an accounting firm to perform audit and non-audit work, the Board defines the policies, procedures and other related matters for such work, and conducts preliminary reviews of individual procedures followed by the accounting firm in order to maintain the independence of the accounting firm from Komatsu.

d. Collaboration between Audit & Supervisory Board Members and the Internal Audit Department

The Internal Audit Department, in cooperation with other related departments, regularly audits business bases and affiliated companies both in Japan and overseas, evaluates the effectiveness of their internal control, reinforces their risk management and works to prevent misconduct and errors. Audit & Supervisory Board Members observe audits by the Internal Audit Department, form their own audit opinions, and give advice and recommendations to the Internal Audit Department.

In addition to reporting its audit results to the Board of Audit & Supervisory Board Members, the Internal Audit Department works closely with the Audit & Supervisory Board Members by providing various information relevant to their duties on a routine basis. There are 27 employees in the Internal Audit Department.

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

In 1995, Komatsu established the International Advisory Board (“IAB”) to obtain objective advice and suggestions concerning Komatsu as a global company from internationally leading figures. IAB meets at least once a year to exchange opinions on various matters.

B. Compensation

In an effort to maintain an objective and transparent remuneration system, the policy and levels of remuneration for Directors and Audit & Supervisory Board Members of the Company are deliberated by the Compensation Advisory Committee, which consists of four external members (two Outside Audit & Supervisory Board Members, one Outside Director and one outside expert) and one internal member. Taking its reports and recommendations into consideration, the remuneration for Directors is determined by the Board of Directors and the remuneration for Audit & Supervisory Board Members is determined by discussions amongst the Audit & Supervisory Board Members. Such remuneration for Directors and Audit & Supervisory Board Members must be within the aggregate remuneration limits approved at a meeting of the shareholders. After such remuneration for Directors and Audit & Supervisory Board Members are determined by the Board of Directors and Audit & Supervisory Board Members, respectively, the determined remuneration is subject to approval at the general meeting of shareholders in accordance with the Corporation Act of Japan.

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

The remuneration for Audit & Supervisory Board Members only consists of a fixed, monthly remuneration. This remuneration arrangement is designed to support their independent position, with authority to audit the execution of duties by the Directors and without being influenced by changes in the corporate performance of the Company.

While Komatsu had a retirement allowance system for its Directors and Audit & Supervisory Board Members in the past, such system was terminated as of June 2007.

The aggregate compensation, including cash bonuses and stock reacquisition rights, paid to all Directors and Audit & Supervisory Board Members by the Company for the fiscal year ended March 31, 2013 for their respective services, was ¥928 million. The breakdown of the compensation is set forth below.

(Millions of Yen)

Remuneration	Number of Persons Paid	Monetary Remuneration			Non-Monetary Remuneration, Etc.
		Salary	Cash Bonus	Total	Stock Acquisition Rights	Total Amount of Remuneration Paid
Directors	10	453	230	682	124	806
(Outside Directors included above)	(3)	(40)	(9)	(49)	(3)	(52)
Audit & Supervisory Board Members	6	122	—	122	—	122
(Outside Audit & Supervisory Board Members included above)	(3)	(45)	(—)	(45)	(—)	(45)
Total	16	574	230	804	124	928
(Outside Directors and Outside Audit & Supervisory Board Members included above)	(6)	(85)	(9)	(94)	(3)	(97)

Notes:

1)	As of the end of the fiscal year ended March 31, 2013, there were ten directors (three of whom were outside directors) and five Audit & Supervisory Board Members (three of whom were outside Audit & Supervisory Board Members). The numbers of persons and the remuneration amounts set forth in the above table, however, also include numbers and remuneration amounts paid during the fiscal year ended March 31, 2013 to one Audit & Supervisory Board Member who retired as of the close of the 143rd ordinary general meeting of shareholders (held on June 20, 2012).

2)

During the 135th ordinary general meeting of shareholders (held in June 2004), the shareholders resolved that the aggregate maximum amount of remuneration to be paid to Directors per month (excluding bonuses and stock acquisition rights) shall not exceed ¥60 million (excluding any amounts that are paid as a salary to Directors who are concurrently an employee of the Company) and during the 143rd ordinary general meeting of shareholders (held in June 2012), the aggregate maximum amount of remuneration to be paid to Audit & Supervisory Board Members per month shall not exceed ¥13.5 million. At the 141st ordinary general meeting of shareholders (held in June 2010), the shareholders approved the establishment of the maximum limit of ¥360 million (excluding any amounts that are paid as a salary to Directors who are concurrently an employee of the Company) for the yearly remuneration for Directors of the Company in the form of stock acquisition rights (of which no more than ¥50 million shall be allocated to Outside Directors).

3)	The remuneration value for stock acquisition rights included in the “Total Amount of Remuneration Paid” is the amount that has been recorded by the Company from an accounting perspective as “Non-Monetary Compensation, etc.” for the fiscal year ended March 31, 2013.

4)	No additional salary was paid to those Directors who concurrently were employees of the Company.

5)	The figures in the above table have been rounded to the nearest Yen one million.

Below are the names, titles and amounts of remuneration paid by the Company to persons whose remuneration (including cash bonuses and stock acquisition rights) equaled or exceeded ¥100 million for the fiscal year ended March 31, 2013.

(Millions of Yen)

Name and Title	Monetary Remuneration			Non-Monetary Remuneration, Etc.	Total Amount of Remuneration Paid
	Salary	Cash Bonus	Total	Stock Acquisition Rights
Kunio Noji, Director	98	52	151	27	178
Masahiro Sakane, (Director until June 19, 2013)	89	48	137	27	164
Yoshinori Komamura, (Director until June 19, 2013)	59	31	90	17	107

Notes:

1)	The remuneration value for stock acquisition rights included in the “Total Amount of Remuneration Paid” is the amount that has been recorded by the Company from an accounting perspective as “Non-Monetary Compensation, etc.” for the fiscal year ended March 31, 2013. More specifically, Kunio Noji and Masahiro Sakane have each been granted the right to acquire 18,700 shares of the common stock of the Company and Yoshinori Komamura has been granted the right to acquire 11,600 shares of the common stock of the Company (all at an exercise price per share of ¥1). In accordance with the Accounting Standards Board of Japan Statement No. 8 Accounting Standard for Share-based Payment, the remuneration value for stock acquisition rights that has been recorded by the Company from an accounting perspective for the fiscal year ended March 31, 2013 has been calculated by multiplying the fair value per share (¥1,470 per share) as of the grant date (August 1, 2012) by the number of shares granted.

2)	The retirement allowance system for Directors and Audit & Supervisory Board Members has been abolished as of June 2007.

3)	The figures in the above table have been rounded to the nearest Yen one million. Accordingly, the amounts do not necessarily add up to figures provided under “Monetary Remuneration – Total” or “Total Amount of Remuneration Paid.”

Cash Bonuses

Cash bonuses to be received by the Directors are determined by a resolution adopted at the ordinary general meeting of shareholders of the Company held in June of each year. Cash bonuses so paid are not deductible by the Company for tax purposes, and are reported for financial reporting purposes under selling, general and administrative expenses as a charge against income for the fiscal year in which they are paid. The Company does not grant bonuses to its Audit & Supervisory Board Members.

Retirement Allowance

At the ordinary general meeting of shareholders held on June 22, 2007, a resolution was passed to abolish the retirement benefit system for Directors and Audit & Supervisory Board Members and to pay each Director and Audit & Supervisory Board Member the amount of retirement benefits for the period of service up to June 22, 2007 at the time of their respective retirement. Accordingly, Komatsu did not make any provision for retirement allowance for the fiscal year ended March 31, 2013 and will not make any provision for retirement allowance in the future.

Stock-Based Remuneration

Komatsu has stock-based remuneration plans for (1) the Directors of the Company and (2) certain employees of the Company and directors of major subsidiaries of the Company. Under these plans, the Company may grant rights to subscribe for or purchase shares of common stock of the Company (“stock acquisition rights”) upon approval by shareholders at the ordinary general meeting of shareholders. The Company does not grant stock acquisition rights to its Audit & Supervisory Board Members.

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

During the fiscal year ended March 31, 2013, the Company granted to its Directors 843 stock acquisition rights conferring the right to purchase a total number of 84,300 shares of common stock of the Company. The exercise price for these stock acquisition rights granted as of August 1, 2012 was ¥1 per share. These stock acquisition rights are exercisable from August 1, 2015 to July 31, 2020.

For additional information regarding the stock acquisition rights granted to Directors and certain employees of the Company and Directors of its subsidiaries during the fiscal year ended March 31, 2013, see Item 6.E. “Share Ownership.”

C. Board Practices

All Directors and Audit & Supervisory Board Members are elected at a general meeting of shareholders. Directors serve a one year term and Audit & Supervisory Board Members serve a four year term pursuant to the Company’s Articles of Incorporation. However, a Director or an Audit & Supervisory Board Member may serve any number of consecutive terms.

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

The Audit & Supervisory Board Members of the Company are not required to be, and are not, certified public accountants. Each Audit & Supervisory Board Member audits the performance of the Directors, and may at any time request the Directors to report on the business activities of the Company or investigate the business as well as the financial situation of the Company. Certain powers are provided under the Corporation Act of Japan to enable the Audit & Supervisory Board Members to carry out these functions. Further, each Audit & Supervisory Board Member continues to perform the function of examining the annual financial documents and the rendering of an opinion thereon for the general meeting of shareholders. The Audit & Supervisory Board Members may not at the same time be Directors, managers or employees of the Company or of any of its subsidiaries. The Company does not have an audit committee.

For information relating to the period during which each of the Company’s Directors and Audit & Supervisory Board Members have served in their respective offices, see Item 6.A. Directors and Senior Management.

The Company does not have a remuneration committee but does have a Compensation Advisory Committee that is comprised of a majority of external experts as noted in Item 6.B. Compensation.

None of the Directors have entered into service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

D. Employees

The following table shows the number of employees of Komatsu by operating segment as of March 31, 2013, 2012 and 2011.

Number of employees by operating segment

	As of March 31,
	2013	2012	2011
Construction, Mining and Utility Equipment	41,902	39,462	36,470
	(5,400)	(6,171)	(4,950)

Industrial Machinery and Others	4,182	4,057	3,924
	(968)	(1,034)	(904)

Corporate	646	687	665
	(158)	(162)	(110)

Total	46,730	44,206	41,059
	(6,526)	(7,367)	(5,964)

Notes:

1)	The numbers in parentheses refer to the average number of temporary employees during the relevant fiscal year ended March 31, which are not included in the number of employees.

2)	The number of employees under “Corporate” refers to employees working for administrative departments who cannot be classified into the two operating segments.

3)	The number of employees as of March 31, 2013 increased by 2,524 as compared to the number as of March 31, 2012. This increase was due primarily to the inclusion of employees of newly consolidated subsidiaries and the expansion of Komatsu’s business in Latin America.

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

E. Share Ownership

The following table sets forth the number of shares owned by the Directors and Audit & Supervisory Board Members of the Company as of June 19, 2013.

Name	Position	Number of shares held (in thousands)
Kunio Noji	Chairman of the Board, Representative Director	105
Tetsuji Ohashi	President, Representative Director	40
Mikio Fujitsuka	Director	20
Fujitoshi Takamura	Director	17
Hisashi Shinozuka	Director	12
Kazunori Kuromoto	Director	10
Masanao Mori	Director	9
Kensuke Hotta	Director	1
Noriaki Kano	Director	17
Kouichi Ikeda	Director	—
Makoto Morimoto	Audit & Supervisory Board Member (Full Time)	15
Koji Yamada	Audit & Supervisory Board Member (Full Time)	16
Makoto Okitsu	Audit & Supervisory Board Member	—
Hiroyuki Kamano	Audit & Supervisory Board Member	3
Kunihiro Matsuo	Audit & Supervisory Board Member	—

Total		269

Note:	The number of shares for each Director and Audit & Supervisory Board Member are rounded down. Accordingly, the sum of the amounts indicated in the “Number of shares held (in thousands)” column may not add up to the figure provided as the “Total.”

The total number of shares of the Company’s stock owned by the Company’s Directors and Audit & Supervisory Board Members is less than one percent of the issued and outstanding shares of common stock of the Company.

As noted in Item 6.B. “Compensation,” during the fiscal year ended March 31, 2013, Directors of the Company were granted 843 stock acquisition rights (conferring the right to purchase a total number of 84,300 shares of common stock of the Company), and the exercise price for these stock acquisition rights granted as of August 1, 2012 was ¥1 per share. These stock acquisition rights are exercisable from August 1, 2015 to July 31, 2020.

Pursuant to approval by the shareholders at the ordinary general meeting of shareholders, certain employees of the Company and directors of major subsidiaries of the Company were granted in the aggregate 2,555 stock acquisition rights (conferring the right to purchase a total number of 255,500 shares of common stock of the Company) during the fiscal year ended March 31, 2013. The exercise price for these stock acquisition rights granted as of August 1, 2012 was ¥1 per share. These stock acquisition rights are exercisable from August 1, 2015 to July 31, 2020.

At the 144th ordinary general meeting of shareholders held on June 19, 2013, it was approved that the Company grant no more than 2,358 stock acquisition rights (conferring the right to purchase a total number of 235,800 shares of common stock of the Company) to employees of the Company and directors of major subsidiaries of the Company. At such ordinary general meeting of shareholders, the Company’s Board of Directors was given the authority to issue such stock acquisition rights to employees of the Company and directors of major subsidiaries of the Company as it deems appropriate.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table shows the number of the Company’s shares held by the 10 major shareholders of the Company and their percentage of the number of common shares outstanding as of March 31, 2013.

Major Shareholders as of March 31, 2013

	Number of Shares Held	Percentage
Name of Major Shareholders	(in thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	51,721	5.26
The Master Trust Bank of Japan, Ltd. (Trust Account)	42,892	4.36
Taiyo Life Insurance Company	34,000	3.45
Nippon Life Insurance Company	33,283	3.38
State Street Bank and Trust Company (standing proxy: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	24,561	2.49
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders (standing proxy: Sumitomo Mitsui Banking Corporation)	23,145	2.35
SSBT OD05 OMNIBUS ACCOUNT — TREATY CLIENTS (standing proxy: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	21,153	2.15
JPMorgan Chase Bank 380055 (standing proxy: Mizuho Corporate Bank, Ltd., Settlement & Clearing Services Division)	20,671	2.10
State Street Bank and Trust Company (standing proxy: Mizuho Corporate Bank, Ltd., Settlement & Clearing Services Division)	18,202	1.85
Sumitomo Mitsui Banking Corporation	17,835	1.81

Total of Top 10 Shareholders	287,468	29.24

Notes:

1)	The figures for each shareholder are rounded down. Accordingly, the sum of the amounts indicated in each column does not necessarily add up to the figures provided as “Total of Top 10 Shareholders.”

2)	29,802 thousand shares of treasury stock held by the Company are excluded from the Major Shareholders list above.

3)	Shares held by the Japan Trustee Services Bank, Ltd. and The Master Trust Bank of Japan, Ltd. are held through trusts.

To the best knowledge of the Company, no significant change has occurred in the ownership percentage of the major shareholders listed above during the past three years. The Company’s major shareholders are not entitled to any voting rights that are not provided to the other shareholders.

As of March 31, 2013, 20.2% of the shares of common stock issued (983,130,260 shares) were held of record by 205 residents of the United States, of which 23,145,522 shares were in the form of ADSs and 175,627,322 shares were held of record in the form of common stock.

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

B. Related Party Transactions

In the ordinary course of business, Komatsu purchases and sells materials, supplies and services from and to its affiliates accounted for by the equity method. Komatsu regularly has trade accounts and other receivables payable by, and accounts payable to, its affiliates accounted for by the equity method. Furthermore, Komatsu has made loans to its affiliates accounted for by the equity method for the fiscal year ended March 31, 2013. Komatsu believes all of these transactions with, and loans to, its affiliates accounted for by the equity method to be arms-length transactions. In addition, Komatsu does not consider the amounts of these transactions with, or loans to, its affiliates accounted for by the equity method to be material to its business.

For additional information, see Note 7 to the Consolidated Financial Statements included elsewhere in this report.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See the Consolidated Financial Statements and Notes to the Consolidated Financial Statements included in the Company’s Financial Report to Shareholders for the fiscal year ended March 31, 2013 attached hereto.

Legal Proceedings

Komatsu is involved in certain legal actions and claims arising out of the ordinary course of its business. It is the opinion of Komatsu’s management and its legal counsel that such litigation and claims will be resolved without any material effect on Komatsu’s financial position or profitability.

Dividend Policy

The Company’s dividend policy is to redistribute profits taking into consideration its consolidated business results while striving to continue providing stable dividend payments. Specifically, the Company has set the goal of a consolidated dividend payout ratio of 20% or higher. Further, the Company maintains a policy of not decreasing dividends, as long as the consolidated dividend payout ratio does not surpass 40%. The Company distributes dividends twice a year (i.e., year-end dividends and interim dividends). The resolutions for the distribution of year-end dividends and of interim dividends are adopted at the ordinary general meeting of shareholders and at the meeting of the Board of Directors. After reviewing the business results for the fiscal year ended March 31, 2013, as well as current and future business prospects, the Company set the fiscal year-end dividend at ¥24 per share. Annual cash dividends for the fiscal year ended March 31, 2013, including the interim dividend of ¥24 per share, amounted to ¥48 per share (an increase of ¥6 per share as compared to the annual cash dividends for the previous fiscal year).

With respect to annual cash dividends for the fiscal year ending March 31, 2014, the Company plans to set the annual cash dividends per share at ¥58, an increase of ¥10 per share as compared to the fiscal year ended March 31, 2013. In light of the new mid-range management plan, “Together We Innovate GEMBA Worldwide”, launched in April 2013, the Company has also revised its dividend policy starting the fiscal year ending March 31, 2014. More specifically, the revised policy calls for a consolidated dividend payout ratio of 30% or higher and for the Company to not decrease dividends as long as the consolidated dividend payout ratio does not surpass 50%.

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

As of March 31, 2013, 952,778,859 shares were outstanding out of a total of 983,130,260 shares of common stock issued. This incorporates 23,145,522 ADSs (equivalent to 23,145,522 shares of common stock when using the current ratio of one ADS representing one common stock, or approximately 2.4% of the total number of shares of common stock outstanding) held by 28 registered ADR holders.

The following table sets forth the reported high and low sales prices of the Company’s stock on the TSE and the reported high and low sales prices of ADSs for the periods indicated.

	TSE (Japanese Yen)		ADS (U.S. dollars)
Period	High	Low	High	Low

Annual highs and lows
The fiscal year ended March 31, 2009	3,440	702	32.62	8.18
The fiscal year ended March 31, 2010	2,099	1,090	22.93	11.25
The fiscal year ended March 31, 2011	2,858	1,571	35.00	17.47
The fiscal year ended March 31, 2012	2,926	1,449	36.18	19.05
The fiscal year ended March 31, 2013	2,507	1,439	29.78	18.73

Quarterly highs and lows
The fiscal year ended March 31, 2012
1st quarter	2,926	2,235	36.18	28.00
2nd quarter	2,595	1,631	32.27	21.28
3rd quarter	2,063	1,449	26.69	19.05
4th quarter	2,512	1,804	30.83	23.52

The fiscal year ended March 31, 2013
1st quarter	2,437	1,711	29.78	22.19
2nd quarter	1,977	1,463	24.72	18.73
3rd quarter	2,188	1,439	25.71	18.73
4th quarter	2,507	2,196	27.15	23.00

Monthly highs and lows
December 2012	2,188	1,818	25.71	22.33
January 2013	2,446	2,196	26.95	25.36
February 2013	2,507	2,249	27.15	24.36
March 2013	2,356	2,198	25.30	23.00
April 2013	2,680	2,004	27.30	22.00
May 2013	3,095	2,493	29.63	25.59

Note:	During the fiscal year ended March 31, 2010, the Company changed the ratio of common stock represented by ADSs. Prior to February 16, 2010, each ADS represented four shares of the Company’s common stock. On and after February 16, 2010, each ADS represents one share of the Company’s common stock. The high and low sales prices set forth in the above table prior to March 2010 have been revised by dividing the actual sales price that were reported using the ratio of one ADS to four common stock (the ratio that was in effect prior to March 2010) by four.

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

General

The Company’s authorized share capital is 3,955,000,000 shares, of which 983,130,260 shares were issued as of May 31, 2013. Under the Corporation Act of Japan and the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks and Other Securities of Japan (including regulations promulgated thereunder; the “Book-Entry Law”), the listed companies issue no share certificates and any share certificates of such companies are invalid after January 5, 2009. Shares of such companies must be registered, and are transferable by an agreement between the transferor and the transferee but such transfer may not be asserted against a third party without its registration. In order to assert shareholders’ rights against the Company, a shareholder must have its name and address, etc. registered on the shareholder register under the Corporation Act of Japan and the Book-Entry Law, in accordance with the Company’s Share Handling Regulations.

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

Rights of Shareholders

•Dividends from Surplus

Under the Corporation Act of Japan, a joint stock corporation can make distribution of dividends from surplus to its shareholders (or pledgees) by the resolution of its shareholders’ meeting anytime. Under the Company’s Articles of Incorporation, it is only stipulated that the record date of year-end dividends shall be March 31 of each year, but it does not prevent the Company from making distribution of dividends from surplus based on other record dates. In addition, under the Corporation Act of Japan, a joint stock corporation can stipulate in its articles of incorporation, that it may distribute interim dividends to its shareholders (or pledgees) once per business year by resolution of its board of directors. Under the Company’s Articles of Incorporation, the Company may, by resolution of the Board of Directors, distribute interim dividends, on the record date of which is September 30 in each year. Furthermore, under the Corporation Act of Japan, the Company is able to stipulate in its Articles of Incorporation that it can basically (i.e., other than the cases where its non-consolidated annual financial statements and certain documents relating to the latest fiscal year do not present fairly its assets and profits or losses, as required by ordinances of the Ministry of Justice) make distribution of dividends from surplus to its shareholders (or pledgees) by the resolution of its Board of Directors as long as the term of office of its directors expires no later than the close of an ordinary general meeting of shareholders with respect to the latest fiscal year ending within one year from the assumption of office and it has the Audit & Supervisory Board and an Accounting Auditor, but the Company has not stipulated such clauses in its Articles of Incorporation.

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

•Voting Rights

A shareholder is generally entitled to one vote per one unit of shares as described in this paragraph and under “Rights of Shareholders — Japanese Unit Share System” above. In general, under the Corporation Act of Japan, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Corporation Act of Japan and the Company’s Articles of Incorporation require a quorum for the election of directors and Audit & Supervisory Board Members of not less than one-third of the total number of outstanding shares having voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of directors under the Company’s Articles of Incorporation. A corporate shareholder whose operation can be substantially controlled by the Company based on the reasons such as that the Company directly or indirectly owns not less than one-quarter of the total voting rights of such shareholder does not have voting rights. Shareholders may exercise their voting rights through proxies in accordance with the Company’s Articles of Incorporation, provided that those proxies are also shareholders who have voting rights.

Pursuant to the Corporation Act of Japan and the Company’s Articles of Incorporation, a quorum of not less than one-third of the outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

•	a reduction of stated capital;

•

amendment of the articles of incorporation (except amendments which the board of directors are authorized to make under the Corporation Act of Japan as described in “Rights of Shareholders — Stock Splits” and “Rights of Shareholders — Japanese Unit Share System” above);

•	establishment of a 100% parent-subsidiary relationship by way of stock-for-stock exchange (kabushiki kokan) or stock-for-stock transfer (kabushiki iten);

•	a dissolution, merger or consolidation;

•	a corporate split;

•	the transfer of the whole or an important part of the Company’s business;

•	taking over of the whole of the business of any other corporation; or,

•

any issuance of new shares at a “specially favorable” price, bonds or debentures with share acquisition rights to subscribe for new shares with “specially favorable” conditions or share acquisition rights with “specially favorable” conditions (otherwise than an allotment of the same to shareholders in proportion to shareholding), and the like.

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

Depositary Receipts

When shares are deposited with a depositary located outside of Japan and depositary receipts are issued in exchange therefore, the depositary is treated like any other foreign investor acquiring shares.

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

Passive Foreign Investment Company Rules

The Company believes that it should not be a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2013. In general, the Company will be a PFIC for any taxable year in which (i) at least 75% of its gross income is passive income, or (ii) the average percentage of its assets, as determined under applicable provisions of U.S. federal income tax laws, during the taxable year which produce passive income or which are held for the production of passive income is at least 50%. Passive income for this purpose generally includes dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions and certain other types of income. The PFIC determination is made annually and generally will depend upon the composition of the Company’s income and assets. There can be no assurance that the Company has not been, is not or will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held shares of common stock or ADSs, certain adverse tax consequences could apply to such U.S. holder. If the Company were treated as a PFIC for any taxable year during which you held shares of common stock or ADSs, the Company generally will continue to be treated as a PFIC for all succeeding years during which you hold such shares of common stock or ADSs.

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

Foreign Exchange Risk

To reduce foreign exchange risks against foreign currency denominated assets, liabilities and certain forecasted transactions, Komatsu executes forward exchange contracts in a range of 50% to 100% based on its projected cash flow in foreign currencies. The following table provides information concerning derivative financial instruments of Komatsu in relation to foreign currency exchange transactions that existed as of March 31, 2013, which are translated into Japanese yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2013.

Forward Exchange Contracts

Forwards to sell foreign currencies:	Millions of yen (except average contractual rates)
	US$/Yen	Yuan/Yen	CLP/US$	SEK/EUR	Others	Total
Contract amounts	¥63,493	¥29,325	¥13,541	¥6,433	¥17,268	¥130,060
Average contractual rates	86.92Yen/US$	12.43Yen/Yuan	0.0021US$/CLP	0.12SEK/EUR	—	—
Fair value	¥(4,740)	¥(4,090)	¥(40)	¥(192)	¥543	¥358

Forwards to buy foreign currencies:	Millions of yen (except average contractual rates)
	US$/ZAR	US$/RUB	GBP/EUR	Yen/ZAR	EUR/US$	Others	Total
Contract amounts	¥6,554	¥4,322	¥3,983	¥3,712	¥3,594	¥17,739	¥39,904
Average contractual rates	0.11US$/ZAR	0.03US$/RUB	0.85GBP/EUR	9.7Yen/ZAR	0.79EUR/US$/	—	—
Fair value	¥145	¥86	¥33	¥(104)	¥25	¥(550)	¥(365)

Almost all of the above forward exchange contracts are expected to mature during the fiscal year ending March 31, 2014.

Interest Rate Risk

To reduce interest rate risk, Komatsu has engaged in certain interest rate swaps, cross-currency swaps and transactions for interest payments and interest receipts. Certain interest rate swap contracts are not qualified as hedges for financial reporting purposes and are recorded at the fair value with the gains and losses thereof recognized as income and expense.

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

Long-term debt excluding capital lease obligations (including due within one year)

				Millions of yen
	Average interest rate			Expected maturity ending March 31
		Fair value	Total	2014	2015	2016	2017	2018	Thereafter
Japanese yen bonds	0.91%	¥118,137	¥120,000	¥30,000	¥30,000	¥—	¥30,000	¥30,000	¥—
Euro medium-term notes (relating to variable interest rate)	1.66%	80,734	79,581	5,564	21,019	33,435	13,261	6,302	—
Loans, principally from banks (relating to variable interest rate)	4.96%	96,194	96,194	46,361	25,195	24,529	35	30	44
Loans, principally from banks (relating to fixed interest rate)	1.54%	164,403	167,703	44,082	39,770	52,914	26,024	4,688	225

Total		¥459,468	¥463,478	¥126,007	¥115,984	¥110,878	¥69,320	¥41,020	¥269

Interest rate swaps and cross-currency swaps

	Average				Millions of yen
	interest rate				Expected maturity ending March 31
	Receive	Pay	Fair value	Total	2014	2015	2016	2017	2018	Thereafter
AUD interest rate swap	3.12%	4.19%	¥(1,015)	¥65,686	¥19,920	¥13,873	¥12,125	¥11,170	¥8,585	¥13
Euro interest rate swap	0.35%	2.09%	(347)	21,868	8,618	6,200	4,742	2,159	149	—
Yen/EUR cross-currency swap	0.61%	0.48%	(163)	6,100	5,200	900	—	—	—	—
US$/CLP cross-currency swap	1.04%	3.90%	(234)	5,976	594	1,778	1,439	1,599	566	—
U.S. dollar interest rate swap	1.11%	2.16%	(33)	3,111	837	843	955	139	337	—
Others	—	—	(2)	441	301	40	43	45	12	—

Total			¥(1,794)	¥103,182	¥35,470	¥23,634	¥19,304	¥15,112	¥9,649	¥13

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

For the fiscal year ended March 31, 2013, the Depositary paid the Company $30,000 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses for postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filings of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls) and expenses relating to the Company’s annual general shareholders’ meeting that are incurred with respect to the Company’s ADR holders.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of disclosure controls and procedures

Komatsu’s management performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer. Based on Komatsu’s evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of March 31, 2013, the end of the period covered by this report, the disclosure controls and procedures were adequate and effective.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of Komatsu’s internal control over financial reporting as of March 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework.

Based on its assessment, management concluded that, as of March 31, 2013, Komatsu’s internal control over financial reporting was effective.

Komatsu’s independent registered public accountant firm has issued an audit report on the effectiveness of Komatsu’s internal control over financial reporting as of March 31, 2013, which is included elsewhere in this document.

Changes in internal control over financial reporting

There has been no change in Komatsu’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Audit & Supervisory Board of the Company has determined that Mr. Makoto Morimoto qualifies as an “audit committee financial expert” as such term is defined under the rules of the SEC. Mr. Morimoto meets the independence requirements imposed on the Audit & Supervisory Board Members under the Corporation Act of Japan. Mr. Morimoto has long engaged in accounting-related duties at the Company, and has extensive experience and expertise regarding financial affairs and accounting matters. Mr. Morimoto began his career at Komatsu in 1977, and since that time has worked in the field of finance and accounting for more than thirty years. Mr. Morimoto served as the General Manager of the Corporate Accounting Dept. from 2004 to 2006, the General Manager of the Corporate Controlling Dept. from 2006 to 2008 and the General Manager of the Internal Audit Dept. from 2008 to 2012.

Mr. Morimoto was elected as one of the Audit & Supervisory Board Members of the Company at the ordinary general meeting of shareholders held in June 2012. See Item 6.A. for additional information regarding Mr. Morimoto.

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

No amendments have been made to the “Code of Ethics for Senior Officers” during or after the fiscal year ended March 31, 2013.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

KPMG AZSA LLC and the various member firms of KPMG International served as Komatsu’s principal independent registered public accounting firm for the fiscal years ended March 31, 2013 and 2012. Set forth below are the fees for services rendered by KPMG AZSA LLC and the various member firms of KPMG International for the fiscal years ended March 31, 2013 and 2012.

	Millions of Yen
	Fiscal Year ended March 31,
	2013	2012
Audit fees	¥1,606	¥1,616
Audit-related fees	13	11
Tax fees	24	34
All other fees	13	29

Total	¥1,656	¥1,690

Audit fees include fees billed for services rendered in connection with the audit of Komatsu’s annual consolidated financial statements, the review of consolidated quarterly financial statements and the review of associated documents filed with regulatory organizations.

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

Pre-Approval Policies and Procedures of the Audit & Supervisory Board

In accordance with the SEC rules regarding auditor independence, the Audit & Supervisory Board of the Company has established pre-approval policies and procedures for audit and non-audit services that are provided by its principal independent registered public accounting firm. These policies and procedures apply when the Company and/or its consolidated subsidiaries wish to engage an accounting firm for audit services and when the Company and/or its consolidated subsidiaries wish to engage the principal independent registered public accounting firm for permissible non-audit services.

When engaging an accounting firm for audit services, pre-approval is required prior to the commencement of such services. Similarly, when engaging the principal independent registered public accounting firm for permissible non-audit services (i.e., audit-related services, tax services and all other services), pre-approval must be obtained prior to the commencement of the services.

For the fiscal year ended March 31, 2013, no services were provided for which pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements attached hereto.

Item 19. Exhibits

1.1	Articles of Incorporation of Komatsu Ltd., as amended (Translation)

1.2	Regulations of The Board of Directors (Translation)

2	Share Handling Regulations, as amended (Translation)

8	Significant subsidiaries of Komatsu Ltd., including additional subsidiaries that management has deemed to be significant, as of March 31, 2013 (See “Item 4. Information on the Company — Organizational Structure”)

11	Code of Ethics for Senior Officers (Translation)

12 a.	Certification of the CEO of the Company required pursuant to Rule 15d-14(a).

12 b.	Certification of the CFO of the Company required pursuant to Rule 15d-14(a).

13 a.	Certification of the CEO of the Company required pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13 b.	Certification of the CFO of the Company required pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Definition Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KOMATSU LTD.

Date: June 28, 2013	By:	/s/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer,
Chief Financial Officer

KOMATSU LTD. AND CONSOLIDATED SUBSIDIARIES

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Komatsu Ltd.:

We have audited the accompanying consolidated balance sheets of Komatsu Ltd. and subsidiaries as of March 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended March 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and subsidiaries as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Komatsu Ltd’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 28, 2013 expressed an unqualified opinion on the effectiveness of Komatsu Ltd’s internal control over financial reporting.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 28, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Komatsu Ltd.:

We have audited the internal control over financial reporting of Komatsu Ltd. as of March 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting, which appears in Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Komatsu Ltd. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Komatsu Ltd. and subsidiaries as of March 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended March 31, 2013, and our report dated June 28, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 28, 2013

Consolidated Balance Sheets

Komatsu Ltd. and Consolidated Subsidiaries

March 31, 2013 and 2012

	Millions of yen
Assets	2013	2012
Current assets
Cash and cash equivalents (Notes 9 and 20)	¥93,620	¥83,079
Time deposits (Note 20)	217	907
Trade notes and accounts receivable (Notes 4, 7 and 20)	606,904	559,749
Inventories (Note 5)	633,647	612,359
Deferred income taxes and other current assets (Notes 9, 15, 19, 20, 21 and 23)	157,668	144,278

Total current assets	1,492,056	1,400,372

Long-term trade receivables (Notes 4 and 20)	235,825	184,294

Investments
Investments in and advances to affiliated companies (Note 7)	19,404	20,565
Investment securities (Notes 6, 20 and 21)	59,279	54,192
Other	2,574	2,582

Total investments	81,257	77,339

Property, plant and equipment – less accumulated depreciation and amortization (Notes 8, 9 and 16)	585,220	529,656

Goodwill (Note 10)	34,703	31,229

Other intangible assets – less accumulated amortization (Note 10)	58,523	57,953

Deferred income taxes and other assets (Notes 12, 15, 19, 20 and 21)	30,273	39,686

	¥2,517,857	¥2,320,529

	Millions of yen
Liabilities and Equity	2013	2012
Current liabilities
Short-term debt (Notes 9, 11 and 20)	¥205,156	¥215,824
Current maturities of long-term debt (Notes 11, 16 and 20)	130,793	119,457
Trade notes, bills and accounts payable (Notes 7 and 20)	226,275	273,460
Income taxes payable (Note 15)	33,227	23,195
Deferred income taxes and other current liabilities (Notes 12, 15, 19, 20, 21 and 23)	232,125	231,774

Total current liabilities	827,576	863,710

Long-term liabilities
Long-term debt (Notes 11, 16 and 20)	343,814	312,519
Liability for pension and retirement benefits (Note 12)	49,912	50,685
Deferred income taxes and other liabilities (Notes 15, 19, 20 and 21)	43,860	36,158

Total long-term liabilities	437,586	399,362

Total liabilities	1,265,162	1,263,072

Commitments and contingent liabilities (Note 18)

Equity
Komatsu Ltd. shareholders’ equity (Note 13)
Common stock:
Authorized 3,955,000,000 shares
Issued 983,130,260 shares
Outstanding 952,778,859 shares in 2013 and 952,261,022 shares in 2012	67,870	67,870
Capital surplus	138,818	138,384
Retained earnings:
Appropriated for legal reserve	38,230	37,954
Unappropriated	1,034,504	951,395
Accumulated other comprehensive loss (Notes 6, 12, 14, 19 and 21)	(43,440)	(142,389)
Treasury stock at cost,
30,351,401 shares in 2013 and 30,869,238 shares in 2012	(42,788)	(43,518)
Total Komatsu Ltd. shareholders’ equity	1,193,194	1,009,696

Noncontrolling interests	59,501	47,761

Total equity	1,252,695	1,057,457

	¥2,517,857	¥2,320,529

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2013, 2012 and 2011

Consolidated Statements of Income

	Millions of yen
	2013	2012	2011
Net sales (Note 7)	¥1,884,991	¥1,981,763	¥1,843,127
Cost of sales (Notes 10, 12, 16, 19 and 24)	1,377,459	1,440,765	1,343,464
Selling, general and administrative expenses (Notes 3, 10, 12, 13, 16 and 24)	293,520	282,335	264,691
Impairment loss on long-lived assets (Note 24)	1,907	3,106	5,142
Other operating income (expenses), net (Note 24)	(503)	786	(6,901)

Operating income	211,602	256,343	222,929

Other expenses, net (Note 24)
Interest and dividend income (Note 7)	4,277	3,776	4,493
Interest expense	(8,236)	(7,784)	(6,475)
Other, net (Notes 3, 6, 19 and 21)	(3,040)	(2,726)	(1,138)

Total	(6,999)	(6,734)	(3,120)
Income before income taxes and equity in earnings of affiliated companies	204,603	249,609	219,809

Income taxes (Note 15)
Current	74,628	66,420	57,923
Deferred	(5,539)	8,050	6,783

Total	69,089	74,470	64,706

Income before equity in earnings of affiliated companies	135,514	175,139	155,103
Equity in earnings of affiliated companies	1,621	1,609	2,724

Net income	137,135	176,748	157,827

Less: Net income attributable to noncontrolling interests	10,814	9,707	7,075

Net income attributable to Komatsu Ltd.	¥126,321	¥167,041	¥150,752

	Yen
Per share data (Note 17):
Net income attributable to Komatsu Ltd.:
Basic	132.64	173.47	155.77
Diluted	132.51	173.32	155.66

Cash dividends per share	45.00	41.00	26.00

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2013	2012	2011
Net income	¥137,135	¥176,748	¥157,827
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments (Notes 14 and 15)	99,195	(8,952)	(39,529)
Net unrealized holding gains on securities available for sale (Notes 6, 14 and 15)	4,690	725	1,978
Pension liability adjustments (Notes 12, 14 and 15)	1,440	(1,943)	(91)
Net unrealized holding gains (losses) on derivative instruments (Notes 14, 15 and 19)	555	(1,506)	(26)

Total other comprehensive income (loss), for the period, net of tax	105,880	(11,676)	(37,668)

Comprehensive income	243,015	165,072	120,159
Less: Comprehensive income attributable to noncontrolling interests	17,745	9,395	4,839

Comprehensive income attributable to Komatsu Ltd.	¥225,270	¥155,677	¥115,320

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Equity

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2013, 2012 and 2011

	Millions of yen
	Common stock	Capital surplus	Retained earnings		Accumulated other comprehensive loss	Treasury stock	Total Komatsu Ltd. shareholders’ equity	Non- controlling interests	Total equity
			Appropriated for legal reserve	Unappro- priated
Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799

Cash dividends				(25,178)			(25,178)	(994)	(26,172)
Transfer to retained earnings appropriated for legal reserve			2,511	(2,511)			—		—
Other changes		(51)			7		(44)	2,168	2,124
Comprehensive income (loss)
Net income				150,752			150,752	7,075	157,827
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments (Notes 14 and 15)					(37,237)		(37,237)	(2,292)	(39,529)
Net unrealized holding gains on securities available for sale (Notes 6, 14 and 15)					1,978		1,978	—	1,978
Pension liability adjustments (Notes 12, 14 and 15)					(91)		(91)	—	(91)
Net unrealized holding gains (losses) on derivative instruments (Notes 14, 15 and 19)					(82)		(82)	56	(26)

Comprehensive income							115,320	4,839	120,159

Issuance and exercise of stock acquisition rights (Note 13)		109					109		109
Purchase of treasury stock						(583)	(583)		(583)
Sales of treasury stock		44				200	244		244

Balance at March 31, 2011	¥67,870	¥140,523	¥34,494	¥847,153	¥(131,059)	¥(35,138)	¥923,843	¥48,837	¥972,680

Cash dividends				(39,701)			(39,701)	(6,447)	(46,148)
Transfer to retained earnings appropriated for legal reserve			3,460	(3,460)			—		—
Other changes		(245)			34		(211)	(4,024)	(4,235)
Comprehensive income (loss)
Net income				167,041			167,041	9,707	176,748
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments (Notes 14 and 15)					(8,759)		(8,759)	(193)	(8,952)
Net unrealized holding gains on securities available for sale (Notes 6, 14 and 15)					725		725	—	725
Pension liability adjustments (Notes 12, 14 and 15)					(1,930)		(1,930)	(13)	(1,943)
Net unrealized holding gains (losses) on derivative instruments (Notes 14, 15 and 19)					(1,400)		(1,400)	(106)	(1,506)

Comprehensive income							155,677	9,395	165,072

Issuance and exercise of stock acquisition rights (Note 13)		699					699		699
Purchase of treasury stock (Note 13)						(31,118)	(31,118)		(31,118)
Sales of treasury stock		(13)				520	507		507
Retirement of treasury stock (Note 13)		(2,580)		(19,638)		22,218	—		—

Balance at March 31, 2012	¥67,870	¥138,384	¥37,954	¥951,395	¥(142,389)	¥(43,518)	¥1,009,696	¥47,761	¥1,057,457

Cash dividends				(42,877)			(42,877)	(5,958)	(48,835)
Transfer to retained earnings appropriated for legal reserve			276	(276)			—		—
Other changes							—	(47)	(47)
Comprehensive income (loss)
Net income				126,321			126,321	10,814	137,135
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments (Notes 14 and 15)					92,176		92,176	7,019	99,195
Net unrealized holding gains on securities available for sale (Notes 6, 14 and 15)					4,690		4,690	—	4,690
Pension liability adjustments (Notes 12, 14 and 15)					1,503		1,503	(63)	1,440
Net unrealized holding gains (losses) on derivative instruments (Notes 14, 15 and 19)					580		580	(25)	555

Comprehensive income							225,270	17,745	243,015

Issuance and exercise of stock acquisition rights (Note 13)		434					434		434
Purchase of treasury stock						(32)	(32)		(32)
Sales of treasury stock				(59)		762	703		703

Balance at March 31, 2013	¥67,870	¥138,818	¥38,230	¥1,034,504	¥(43,440)	¥(42,788)	¥1,193,194	¥59,501	¥1,252,695

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2013, 2012 and 2011

	Millions of yen
	2013	2012	2011
Operating activities
Net income	¥137,135	¥176,748	¥157,827
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	89,322	90,106	89,467
Deferred income taxes	(5,539)	8,050	6,783
Impairment loss and net loss (gain) from sale of investment securities	3,058	2,516	54
Net gain on sale of property	(567)	(915)	(2,807)
Loss on disposal of fixed assets	1,867	2,108	1,928
Impairment loss on long-lived assets	1,907	3,106	5,142
Pension and retirement benefits, net	(979)	1,536	(3,795)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(21,656)	(21,862)	(147,477)
Decrease (increase) in inventories	42,040	(137,354)	(97,790)
Increase (decrease) in trade payables	(54,347)	(38,207)	101,595
Increase (decrease) in income taxes payable	9,407	(15,185)	17,876
Other, net	12,397	34,961	21,599

Net cash provided by operating activities	214,045	105,608	150,402

Investing activities
Capital expenditures	(142,992)	(126,090)	(100,820)
Proceeds from sale of property	11,436	8,364	9,605
Proceeds from sale of available for sale investment securities	3,766	1,757	2,132
Purchases of available for sale investment securities	(11)	(1,457)	(1,379)
Acquisition of subsidiaries and equity investees, net of cash acquired	(5,051)	(8,649)	976
Collection of loan receivables	706	2,101	1,926
Disbursement of loan receivables	(50)	(440)	(1,236)
Decrease (increase) in time deposits, net	799	(125)	287

Net cash used in investing activities	(131,397)	(124,539)	(88,509)

Financing activities
Proceeds from debt issued (Original maturities greater than three months) (Note 2)	292,013	352,731	148,147
Payment on debt (Original maturities greater than three months) (Note 2)	(392,647)	(260,212)	(133,800)
Short-term debt – net (Original maturities three months or less) (Note 2)	84,823	54,405	(20,015)
Repayments of capital lease obligations	(6,591)	(45,271)	(28,637)
Sale (purchase) of treasury stock, net	38	(30,680)	175
Dividends paid	(42,877)	(39,701)	(25,178)
Other, net	(6,573)	(12,491)	2,943

Net cash provided by (used in) financing activities	(71,814)	18,781	(56,365)

Effect of exchange rate change on cash and cash equivalents	(293)	(995)	(3,733)

Net increase (decrease) in cash and cash equivalents	10,541	(1,145)	1,795
Cash and cash equivalents, beginning of year	83,079	84,224	82,429

Cash and cash equivalents, end of year	¥93,620	¥83,079	¥84,224

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Statements

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2013, 2012 and 2011

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

The consolidated net sales of Komatsu for the year ended March 31, 2013, consisted of the following: Construction, Mining and Utility Equipment – 89.0%, Industrial Machinery and Others – 11.0%.

Sales are made principally under the Komatsu brand name, and are almost entirely executed through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales for the year ended March 31, 2013, 79.8% were generated outside Japan, with 29.8% in the Americas, 10.8% in Europe and CIS, 8.3% in China, 24.1% in Asia (excluding Japan and China) and Oceania, and 6.8% in the Middle East and Africa.

The manufacturing operations of Komatsu are conducted primarily at plants in Japan, United States, Germany, United Kingdom, Sweden, Indonesia, Brazil, Italy, and China.

Basis of Financial Statement Presentation

The accompanying consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America.

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

Variable interest entities are consolidated in which the Company is the primary beneficiary in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards CodificationTM (“ASC”) 810, “Consolidation”. The consolidated balance sheets as of March 31, 2013 and 2012, include assets of ¥30,467 million and ¥26,609 million, respectively, of consolidated variable interest entities, which engage in equipment leasing in Europe. The majority of these assets are trade notes and accounts receivable, and long-term trade receivables.

Investments in affiliated companies whereby Komatsu has the ability to exercise significant influence over the operational and financial policies of a company, but does not have a controlling financial interest, are accounted for by the equity method.

(2) Foreign Currency Translation and Transactions

Assets and liabilities of foreign operations are translated at the exchange rates in effect at each fiscal year-end, and income and expenses of foreign operations are translated at the average rates of exchange prevailing during each fiscal year in consolidating the financial statements of overseas subsidiaries. The resulting translation adjustments are included as a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated financial statements. All foreign currency transaction gains and losses are included in other expenses, net in the period incurred.

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

Non-marketable equity securities are carried at cost. In assessing other-than-temporary impairment of these securities, Komatsu considers the financial condition and prospects of each investee company and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment securities exceeds its estimated fair value which is regularly determined using discounted cash flows or other valuation techniques considered appropriate.

(6) Property, Plant and Equipment, and Related Depreciation and Amortization

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated principally by the declining-balance method at rates based on the estimated useful lives of the assets. The estimated useful lives used in computing depreciation of property, plant and equipment are as follows:

Asset	Life
Buildings	4 to 50 years
Machinery and equipment	2 to 20 years

Certain leased machinery and equipment are accounted for as capital leases. The aggregate cost included in property, plant and equipment and related accumulated amortization as of March 31, 2013 and 2012 were as follows:

	Millions of yen
	2013	2012
Aggregate cost	¥23,184	¥27,409
Accumulated amortization	14,468	16,527

Accumulated amortization related to capital leases is included in accumulated depreciation.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the costs of those properties and the related accumulated depreciation are relieved from the consolidated balance sheets and the differences between the costs of those properties and the related accumulated depreciation are recognized in other operating income (expenses), net of the consolidated statements of income.

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

(11) Pension and Retirement Benefits

Komatsu recognizes the overfunded or underfunded status of the defined benefit plans as an asset or liability in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax.

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

Our foreign subsidiaries participate in a global cash pooling arrangement with a single financial institution, which is used to fund short-term liquidity needs. This arrangement contains specific provisions for the right to offset positive and negative cash balances on a global basis. The facility allows for cash withdrawals from this financial institution based upon our aggregate cash deposits within the same financial institution. Komatsu’s consolidated Balance Sheets as of March 31, 2013 and 2012 reflect cash net of withdrawals of ¥57,568 million and ¥28,823 million respectively.

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

(18) Recently Adopted Accounting Standards

In the fiscal year ended March 31, 2013, Komatsu adopted the Accounting Standards Update (“ASU”) 2011-05, “Presentation of Comprehensive Income”. The Update requires an entity to report comprehensive income either in a single continuous financial statement (one-statement approach) or in two separate but consecutive statements (two-statement approach). ASU2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in ASU 2011-05” deferred the effective date for implementing the presentation of reclassification adjustments out of accumulated comprehensive income to the reporting periods beginning after December 15, 2012.

Komatsu has elected the two-statement approach, which has been applied retrospectively for all periods presented.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the years ended March 31, 2013, 2012 and 2011, are as follows:

	Millions of yen
	2013	2012	2011
Additional cash flow information:
Interest paid	¥8,554	¥7,309	¥6,367
Income taxes paid	59,438	87,134	46,227
Noncash investing and financing activities:
Capital lease obligations incurred	¥3,286	¥2,300	¥2,244

Amounts reported in the other, net of net cash provided by operating activities in the accompanying consolidated statements of cash flows for the fiscal years ended March 31, 2013, 2012 and 2011 included a decrease of ¥16,856 million, an increase of ¥18,352 million and an increase of ¥12,297 million in advances received respectively.

In the consolidated statements of cash flow, Komatsu disclosed its cash flow of short-term debt in financing activities on a net amount basis until the fiscal year ended March 31, 2012. From the fiscal year ended March 31, 2013, Komatsu discloses its cash flow on a net amount basis for the debts whose original maturities are three months or less. The consolidated statements of cash flow for fiscal years ended March 31, 2012 and 2011 have been re-presented to be consistent with the March 31, 2013 presentation. This change does not have any impact on the reported total cash flow from financing activities.

3. Business Combinations

(1) Log Max AB and Log Max, Inc.

On November 30, 2012, Komatsu Forest AB (hereinafter “KFAB”), the Company’s wholly owned subsidiary acquired all of the equity interests in Log Max AB and Log Max, Inc., for ¥6,782 million from Log Max International Holding AB. Through this acquisition, Log Max AB and Log Max, Inc., became wholly owned subsidiaries of KFAB.

Log Max AB, is a Swedish-based manufacturer of forest machine attachments such as harvester heads and Log Max, Inc. is its U.S. sales arm. Harvester heads manufactured by Log Max AB and KFAB are mutually complementary in types of harvesting and tree sizes and Komatsu expects synergies through the sales expansion of forestry machines. Goodwill recognized is attributable primarily to expected synergies.

The allocation of fair value to the acquired assets and assumed liabilities under ASC 805, “Business Combinations” was completed in the year ended March 31, 2013.

Following is a summary of the assets acquired and liabilities adjusted to reflect purchase price allocation assumed as of the date of acquisition.

Millions of yen
Consideration
Cash and cash equivalents	¥6,782

Fair value of total consideration transferred	6,782
Acquisiton-related cost (included in selling, general and administrative expenses)	¥298

Recognized amounts of identifiable assets and liabilities assumed
Current assets	¥2,340
Property, plant and equipment	50
Intangible assets	3,758
Other assets	16

Total assets acquired	6,164

Current liabilities	(492)
Long-term liabilities	(931)

Total liabilities assumed	(1,423)

Net assets acquired	4,741

Goodwill	2,041

¥6,782

The goodwill of ¥2,041 million was assigned to the Construction, Mining and Utility Equipment segment. The goodwill is not deductible for tax purpose.

The amounts of sales and income of Log Max AB and Log Max, Inc. included in Komatsu’s consolidated income statement since the date of acquisition for the year ended March 31, 2013 were immaterial.

Assuming this acquisition had been made at the beginning of any prior annual reporting periods, the consolidated pro forma results would not be materially different from reported results.

(2) Gigaphoton Inc.

On May 18, 2011, the Company acquired additional 50,000 shares of Gigaphoton Inc. (hereinafter “Gigaphoton”) for cash consideration of ¥7,500 million.

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

Following is a summary of the assets acquired and liabilities assumed adjusted to reflect purchase price allocation as of the date of acquisition:

Millions of yen
Consideration
Cash and cash equivalents	¥7,500

Fair value of total consideration transferred	7,500
Fair value of Komatsu’s equity interest in Gigaphoton held before the business combination	7,500

¥15,000

Acquisiton-related cost (included in selling, general and administrative expenses)	¥36

Recognized amounts of identifiable assets and liabilities assumed
Current assets	¥14,859
Property, plant and equipment	2,376
Intangible assets	7,425
Other assets	15

Total assets acquired	24,675

Current liabilities	(7,860)
Long-term liabilities	(2,896)

Total liabilities assumed	(10,756)

Net assets acquired	13,919

Goodwill	1,081

¥15,000

The goodwill of ¥1,081 million was assigned to the Industrial Machinery and Others operating segment. The goodwill is not deductible for tax purposes.

As a result of remeasuring to fair value its 50% equity interest in Gigaphoton held before the business combination, a gain of ¥2,592 million was recorded in other expenses, net in the accompanying consolidated statement of income for the fiscal year ended March 31, 2012.

The amounts of Gigaphoton’s sales and net income included in Komatsu’s consolidated income statement since the date of acquisition of the additional 50.0% equity interest for the year ended March 31, 2012 were immaterial.

Assuming this acquisition had been made at the beginning of the prior annual reporting period, the consolidated pro forma results would not be materially different from reported results.

4. Trade Notes and Accounts Receivable

Receivables at March 31, 2013 and 2012 are summarized as follows:

	Millions of yen
	2013	2012
Trade notes	¥121,423	¥108,390
Accounts receivable	502,141	464,884

Total	623,564	573,274
Less: allowance-current	(16,660)	(13,525)

Trade notes and accounts receivable	¥606,904	¥559,749

Long-term trade receivables, gross	237,159	186,012
Less: allowance-noncurrent	(1,334)	(1,718)

Long-term trade receivables	235,825	184,294

Installment and lease receivables (less unearned interest) are included in trade notes and accounts receivable and long-term trade receivables.

The roll-forward schedule of the allowance for credit losses of the financing receivables for the years ended March 31, 2013, 2012 and 2011 are as follows:

	Millions of yen
	2013	2012	2011
Balance at beginning of year	¥7,750	¥7,474	¥7,550
Provision	1,094	1,256	2,277
Charge-offs	(794)	(1,004)	(1,855)
Other	1,144	24	(498)

Balance at end of year	¥9,194	¥7,750	¥7,474

Past due financing receivables at March 31, 2013 and 2012 were not material.

Equipment sales revenue from sales-type leases is recognized at the inception of the lease. At March 31, 2013 and 2012, lease receivables comprised the following:

	Millions of yen
	2013	2012
Minimum lease payments receivable	¥225,463	¥232,798
Unearned income	(19,252)	(21,839)

Net lease receivables	¥206,211	¥210,959

The residual values of leased assets at March 31, 2013 and 2012 were not material.

Komatsu did not have any cash flows from securitization activities from the sale of trade notes and accounts receivable for the fiscal years ended March 31, 2013 and 2012.

5. Inventories

At March 31, 2013 and 2012, inventories comprised the following:

	Millions of yen
	2013	2012
Finished products, including finished parts held for sale	¥437,729	¥422,001
Work in process	141,166	141,302
Materials and supplies	54,752	49,056

Total	¥633,647	¥612,359

6. Investment Securities

Investment securities at March 31, 2013 and 2012, primarily consisted of securities available for sale.

Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at March 31, 2013 and 2012, are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2013
Investment securities:
Marketable equity securities available for sale	¥17,915	¥33,047	¥8	¥50,954

Other investment securities at cost	8,325

	¥26,240

At March 31, 2012
Investment securities:
Marketable equity securities available for sale	¥19,890	¥26,072	¥29	¥45,933

Other investment securities at cost	8,259

	¥28,149

Other investment securities primarily include non-marketable equity securities.

Proceeds from the sale of investment securities available for sale were ¥3,766 million, ¥1,757 million and ¥2,132 million for the years ended March 31, 2013, 2012 and 2011, respectively.

Impairment loss and net gain (loss) from sale of investment securities available for sale during the years ended March 31, 2013, 2012 and 2011, amounted to losses of ¥3,058 million, ¥2,516 million and ¥54 million, respectively. Such losses were included in other expense, net in the accompanying consolidated statements of income. The cost of the investment securities sold was computed based on the average cost method.

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31,2013 and 2012, are as follows:

	Millions of yen
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
At March 31, 2013
Investment securities:
Marketable equity securities available for sale	¥190	¥8	¥—	¥—	¥190	¥8

At March 31, 2012
Investment securities:
Marketable equity securities available for sale	¥272	¥29	¥—	¥—	¥272	¥29

Komatsu judged the decline in fair value of investment securities at year end to be temporary, by considering such factors as financial and operating condition of issuer, the industry in which the issuer operates and other relevant factors.

7. Investments in and Advances to Affiliated Companies

At March 31, 2013 and 2012, investments in and advances to affiliated companies comprised the following:

	Millions of yen
	2013	2012
Investments in capital stock	¥18,862	¥19,737
Advances	542	828

Total	¥19,404	¥20,565

The investments in and advances to affiliated companies relate to the companies whereby Komatsu has the ability to exercise significant influence over the operational and financial policies, but not a controlling financial interest.

Dividends received from affiliated companies were ¥400 million, ¥566 million and ¥469 million during the years ended March 31, 2013, 2012 and 2011, respectively.

Trade notes and accounts receivable from affiliated companies at March 31, 2013 and 2012, were ¥22,417 million and ¥23,439 million, respectively.

Short-term loans receivable from affiliated companies at March 31, 2013 and 2012, were ¥565 million and ¥664 million, respectively.

Trade notes and accounts payable to affiliated companies at March 31, 2013 and 2012, were ¥8,879 million and ¥8,396 million, respectively.

Net sales to affiliated companies for the years ended March 31, 2013, 2012 and 2011, were ¥52,785 million, ¥51,848 million and ¥42,673 million, respectively.

Intercompany profits (losses) have been eliminated in the consolidated financial statements.

As of March 31, 2013 and 2012, consolidated unappropriated retained earnings included Komatsu’s share of undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥7,496 million and ¥9,721 million, respectively.

The difference between the carrying value of the investments in affiliated companies and Komatsu’s equity in the underlying net assets of such affiliated companies is insignificant as of March 31, 2013 and 2012.

Summarized financial information for affiliated companies at March 31, 2013 and 2012, and for the years ended March 31, 2013, 2012 and 2011, is as follows:

	Millions of yen
	2013	2012
Current assets	¥118,422	¥108,919
Net property, plant and equipment – less accumulated depreciation and amortization	39,318	38,415
Investments and other assets	34,533	33,291

Total assets	¥192,273	¥180,625

Current liabilities	¥92,642	¥85,235
Noncurrent liabilities	47,517	43,238
Equity	52,114	52,152

Total liabilities and equity	¥192,273	¥180,625

	Millions of yen
	2013	2012	2011
Net sales	¥185,381	¥196,328	¥208,959

Net income	¥4,090	¥3,351	¥5,602

8. Property, Plant and Equipment

The major classes of property, plant and equipment at March 31, 2013 and 2012, are as follows:

	Millions of yen
	2013	2012
Land	¥107,168	¥97,943
Buildings	389,484	353,486
Machinery and equipment	772,526	712,578
Construction in progress	22,339	21,897

Total	1,291,517	1,185,904
Less: accumulated depreciation and amortization	(706,297)	(656,248)

Net property, plant and equipment	¥585,220	¥529,656

9. Pledged Assets

At March 31, 2013 and 2012, assets pledged as collateral for short-term debt and guarantees for debt are as follows:

	Millions of yen
	2013	2012
Cash and cash equivalents	¥3	¥2
Other current assets	1,682	2,279
Property, plant and equipment – less accumulated depreciation and amortization	788	—

Total	¥2,473	¥2,281

The above assets were pledged against the following liabilities:

	Millions of yen
	2013	2012
Appearing in the consolidated balance sheets as:
Short-term debt	¥788	—
Guarantees for debt	1,685	¥2,281

Total	¥2,473	¥2,281

10. Goodwill and Other Intangible Assets

Intangible assets other than goodwill at March 31, 2013 and 2012 are as follows:

	Millions of yen
	2013			2012
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	¥33,026	¥(19,983)	¥13,043	¥34,221	¥(19,759)	¥14,462
Leasehold	7,499	(734)	6,765	8,834	(1,818)	7,016
Other	36,808	(12,930)	23,878	34,898	(11,525)	23,373

Total	77,333	(33,647)	43,686	77,953	(33,102)	44,851

Other intangible assets not subject to amortization			14,837			13,102

Total other intangible assets			¥58,523			¥57,953

Net carrying amounts of other in intangible assets subject to amortization mainly consist of customer relationships of ¥1,088 million and technology assets of ¥5,056 million resulting from the acquisition of additional shares of Gigaphoton for the fiscal year ended March 31, 2012 and customer relationships of ¥10,115 million and technology assets of ¥3,230 million resulting from the acquisition of additional shares of Komatsu NTC Ltd. for the fiscal year ended March 31, 2008.

The aggregate amortization expense of other intangible assets subject to amortization for the years ended March 31, 2013, 2012 and 2011 were ¥8,477 million, ¥8,499 million and ¥8,149 million, respectively. The future estimated amortization expenses for each of five years relating to intangible assets currently recorded in the consolidated balance sheet are as follows:

Year ending March 31	Millions of yen
2014	¥6,784
2015	5,727
2016	4,420
2017	3,647
2018	2,643

The changes in carrying amounts of goodwill for the years ended March 31, 2013 and 2012 were as follow:

	Millions of yen
	Construction, Mining and Utility Equipment segment	Industrial Machinery and Others segment	Total
Balance at March 31, 2011
Goodwill	¥24,098	¥13,942	¥38,040
Accumulated impairment losses	(8,179)	(540)	(8,719)

	¥15,919	¥13,402	¥29,321

Goodwill acquired during the year	1,278	1,081	2,359
Foreign exchange impact	(445)	—	(445)
Other	—	(6)	(6)
Balance at March 31, 2012
Goodwill	24,931	15,017	39,948
Accumulated impairment losses	(8,179)	(540)	(8,719)

	¥16,752	¥14,477	¥31,229

Goodwill acquired during the year	2,041	—	2,041
Foreign exchange impact	1,433	—	1,433
Balance at March 31, 2013
Goodwill	28,405	15,017	43,422
Accumulated impairment losses	(8,179)	(540)	(8,719)

	¥20,226	¥14,477	¥34,703

11. Short-Term and Long-Term Debt

Short-term debt at March 31, 2013 and 2012, consisted of the following:

	Millions of yen
	2013	2012
Banks, insurance companies and other financial institutions	¥164,156	¥170,824
Commercial paper	41,000	45,000
Short-term debt	¥205,156	¥215,824

The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 2013 and 2012, were 1.9% and 3.0%, respectively. Certain consolidated subsidiaries have entered into contracts for committed credit lines totaling ¥49,997 million and have unused committed lines of credit amounting to ¥14,738 million with certain financial institutions at March 31, 2013, which are available for full and immediate borrowings. The Company is party to a committed ¥150,000 million commercial paper program and unused committed commercial paper program amounting to ¥109,000 million at March 31, 2013, is available upon the satisfaction of certain customary procedural requirements. Long-term debt at March 31, 2013 and 2012, consisted of the following:

	Millions of yen
	2013	2012
Long-term debt without collateral:
Banks, insurance companies and other financial institutions, maturing serially through 2013–2018, weighted-average rate 3.0%	¥260,536	¥240,629
Euro Medium-Term Notes maturing serially through 2013–2017, weighted-average rate 1.7%	80,734	56,098
1.66% Unsecured Bonds due 2012	—	20,000
0.85% Unsecured Bonds due 2012	—	10,000
1.53% Unsecured Bonds due 2013	30,000	30,000
1.19% Unsecured Bonds due 2014	30,000	30,000
0.58% Unsecured Bonds due 2016	30,000	30,000
0.32% Unsecured Bonds due 2017	30,000	—
Capital lease obligations (Note 16)	9,976	12,536
Other	3,361	2,713

Total	474,607	431,976
Less: current maturities	(130,793)	(119,457)

Long-term debt	¥343,814	¥312,519

In 1996, the Company, Komatsu Finance America Inc. and Komatsu Finance (Netherlands) B.V. registered the US$1.0 billion Euro Medium-Term Note Program (“the Program”) on the London Stock Exchange. On April 1, 1999, the registered amount of the Program was increased to US$1.2 billion. On October 14, 2003, Komatsu Europe Coordination Center N.V. and on September 25, 2008, Komatsu Capital Europe S.V. were added as an issuer under the Program, respectively. At March 31, 2013, the issuers under the Program were the Company, Komatsu Finance America Inc. and Komatsu Capital Europe S.A. Under the Program, each of the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuers and dealers. The issuers under the Program issued ¥29,588 million during the fiscal year ended March 31, 2013, and ¥29,095 million during the fiscal year ended March 31, 2012 of Euro Medium-Term Notes with various interest rates and maturity dates.

The Company has established a program to issue up to ¥100,000 million of variable term bonds.

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

Annual maturities of long-term debt subsequent to March 31, 2013, excluding market value adjustments of ¥1,153 million are as follows:

Year ending March 31	Millions of yen
2014	¥130,480
2015	119,162
2016	112,345
2017	69,659
2018	41,185
2019 and thereafter	623

Total	¥473,454

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

The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the defined benefit plans are as follows:

	Millions of yen
	2013	2012
Change in benefit obligations:
Benefit obligations, beginning of year	¥134,572	¥134,360
Service cost	7,247	7,493
Interest cost	3,516	3,475
Actuarial loss	6,233	2,520
Plan participants’ contributions	175	87
Acquisition	168	140
Plan amendment	410	—
Settlements	(104)	—
Benefits paid	(10,838)	(12,646)
Foreign currency exchange rate change	3,132	(857)

Benefit obligations, end of year	¥144,511	¥134,572

Change in plan assets:
Fair value of plan assets, beginning of year	¥89,061	¥92,291
Actual return on plan assets	9,922	1,010
Employers’ contributions	7,193	5,447
Plan participants’ contributions	175	48
Acquisition	—	6
Settlements	(104)	—
Benefits paid	(7,602)	(9,106)
Foreign currency exchange rate change	2,863	(635)

Fair value of plan assets, end of year	¥101,508	¥89,061

Funded status, end of year	¥(43,003)	¥(45,511)

Prepaid benefit cost	¥2,899	¥1,799
Other current liabilities	(112)	(100)
Accrued benefit liability	(45,790)	(47,210)

	¥(43,003)	¥(45,511)

Amounts recognized in accumulated other comprehensive income (loss):
Actuarial loss	¥34,628	¥37,701
Prior service cost	2,183	2,142

	¥36,811	¥39,843

The accumulated benefit obligations for all defined benefit plans were ¥133,537 million and ¥125,327 million, respectively, at March 31, 2013 and 2012.

Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets is as follows:

	Millions of yen
	2013	2012
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥106,196	¥108,512
Plan assets	69,466	68,793
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥132,078	¥116,386
Plan assets	86,119	69,360

Components of net periodic pension cost

Net periodic cost of the companies’ defined benefit plans for the years ended March 31, 2013, 2012 and 2011, consisted of the following components:

	Millions of yen
	2013	2012	2011
Service cost – Benefits earned during the year	¥7,247	¥7,493	¥6,630
Interest cost on projected benefit obligations	3,516	3,475	3,585
Expected return on plan assets	(2,804)	(2,727)	(2,961)
Amortization of actuarial loss	2,188	2,571	2,285
Amortization of prior service cost	369	236	227
Curtailment and settlement gain	—	—	(12)

Net periodic cost	¥10,516	¥11,048	¥9,754

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended March 31, 2013 and 2012 are summarized as follows:

	Millions of yen
	2013	2012
Current year actuarial loss (gain)	¥(885)	¥3,350
Amortization of actuarial loss	(2,188)	(2,571)
Current year prior service cost	410	887
Amortization of prior service cost	(369)	(236)

	¥(3,032)	¥1,430

The estimated actuarial loss and prior service cost for the defined benefit plans that will be amortized from accumulated other comprehensive income (loss) into net periodic cost over the next fiscal year are summarized as follows:

Millions of yen
Amortization of actuarial loss	¥1,860
Amortization of prior service cost	278

Information with respect to the defined benefit plans is as follows:

Assumptions

Weighted-average assumptions used to determine benefit obligations at March 31:

	Domestic plans		Foreign plans
	2013	2012	2013	2012
Discount rate	1.6%	2.0%	4.5%	5.5%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.8%	3.8%	—	—
Assumed rate of increase in future compensation levels	2.6%	2.3%	4.6%	4.6%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:

	Domestic plans			Foreign plans
	2013	2012	2011	2013	2012	2011
Discount rate	2.0%	2.0%	2.0%	5.5%	6.0%	6.0%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.8%	3.9%	3.8%	—	—	—
Assumed rate of increase in future compensation levels	2.3%	2.6%	2.6%	4.6%	4.6%	4.4%
Expected long-term rate of return on plan assets	1.9%	1.9%	1.9%	6.1%	6.5%	7.2%

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

Komatsu’s target basic portfolio for plan assets consists of three major components: approximately 35% invested in equity securities, approximately 30% invested in debt securities, and approximately 35% invested in other assets, primarily consisting of investments in life insurance company general accounts.

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

The three levels of input used to measure fair value are more full described in Note 21.

The fair values of benefit plan assets at March 31, 2013 and 2012 are by asset class are as follows:

At March 31, 2013	Millions of yen
	Level 1	Level 2	Level 3	Total
Plan assets
Cash	¥2,787	¥—	¥—	¥2,787
Equity securities
Japanese equities	8,974	498	—	9,472
Foreign equities	16,580	5,195	—	21,775
Pooled funds	6,040	1,106	—	7,146
Debt securities
Government bonds and municipal bonds	17,640	6,443	—	24,083
Corporate bonds	—	5,085	—	5,085
Other assets
Life insurance company general accounts	—	30,267	—	30,267
Other	495	398	—	893

Total	¥52,516	¥48,992	¥—	¥101,508

At March 31, 2012	Millions of yen
	Level 1	Level 2	Level 3	Total
Plan assets
Cash	¥3,985	—	—	¥3,985
Equity securities
Japanese equities	7,152	459	—	7,611
Foreign equities	14,257	4,449	—	18,706
Pooled funds	4,485	619	—	5,104
Debt securities
Government bonds and municipal bonds	14,868	4,650	—	19,518
Corporate bonds	—	4,382	—	4,382
Other assets
Life insurance company general accounts	—	29,087	—	29,087
Other	42	170	456	668

Total	¥44,789	¥43,816	¥456	¥89,061

(1) The plan’s equity securities include common stock of the Company in the amount of ¥37 million (0.06% of the Company’s total plan assets) and ¥45 million (0.08% of the Company’s total plan assets) at March 31, 2013 and 2012, respectively.

(2) The plan’s pooled funds which are primarily held by the U.S. subsidiaries include listed foreign equity securities primarily consisting U.S. equity.

(3) The plan’s government bonds and municipal bonds include approximately 45% Japanese bonds and 55% foreign bonds.

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

The fair value of level 3 assets, consisting of the investment trusts held by foreign subsidiaries, was ¥456 million at March 31, 2012. Amounts of actual returns on, purchases and sales of, these assets are not material to Komatsu’s consolidated financial position or results of operations.

Cash flows

(1) Contributions

The Company and certain subsidiaries expect to contribute ¥5,046 million to their benefit plans in the year ending March 31, 2014.

(2) Estimated future benefit payments

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

Year ending March 31	Millions of yen
2014	¥7,786
2015	8,318
2016	9,176
2017	9,093
2018	8,404
Through 2019-2023	¥42,202

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

The reconciliation of beginning and ending balances of the accumulated postretirement benefit obligations and the fair value of the plan assets of the U.S. subsidiaries’ plans are as follows:

	Millions of yen
	2013	2012
Change in accumulated postretirement benefit obligations:
Accumulated postretirement benefit obligations, beginning of year	¥9,091	¥8,309
Service cost	317	218
Interest cost	413	436
Actuarial loss	379	795
Plan participants’ contributions	3	2
Medicare Part D	36	57
Benefits paid	(413)	(652)
Foreign currency exchange rate change	1,405	(74)

Accumulated postretirement benefit obligation, end of year	¥11,231	¥9,091

Change in plan assets:
Fair value of plan assets, beginning of year	¥6,305	¥5,351
Actual return on plan assets	469	298
Employers’ contributions	1,318	1,881
Plan participants’ contributions	3	2
Benefits paid	(1,002)	(1,205)
Foreign currency exchange rate change	1,021	(22)

Fair value of plan assets, end of year	¥8,114	¥6,305

Funded status, end of year	¥(3,117)	¥(2,786)

Prepaid benefit cost	¥840	¥704
Other current liabilities	(41)	(37)
Accrued benefit liability	(3,916)	(3,453)

	¥(3,117)	¥(2,786)

Amounts recognized in accumulated other comprehensive income (loss):
Actuarial loss	¥3,734	¥3,657
Prior service cost	476	543

	¥4,210	¥4,200

Accumulated postretirement benefit obligations exceed plan assets for each of the U.S. subsidiaries’ plans.

Components of net periodic postretirement benefit cost

Net periodic postretirement benefit cost of the U.S. subsidiaries’ plans for the years ended March 31, 2013, 2012 and 2011, included the following components:

	Millions of yen
	2013	2012	2011
Service cost – Benefits earned during the year	¥317	¥218	¥227
Interest cost on projected benefit obligations	413	436	452
Expected return on plan assets	(360)	(320)	(302)
Amortization of actuarial loss	193	154	196
Amortization of prior service cost	67	64	65

Net periodic cost	¥630	¥552	¥638

Other changes in plan assets and accumulated postretirement benefit obligations recognized in other comprehensive income (loss) for the years ended March 31, 2013 and 2012 are summarized as follows:

	Millions of yen
	2013	2012
Current year actuarial loss	¥270	¥761
Amortization of actuarial loss	(193)	(154)
Current year prior service cost	—	56
Amortization of prior service cost	(67)	(64)

	¥10	¥599

The estimated actuarial loss and prior service cost for the postretirement benefit plans that will be amortized from accumulated other comprehensive income (loss) into net periodic postretirement benefit cost over the next fiscal year are summarized as follows:

Millions of yen
Amortization of actuarial loss	¥219
Amortization of Prior service cost	67

Information with respect to the plans is as follows:

Assumptions

Weighted-average assumptions used to determine accumulated postretirement benefit obligations at March 31:

	2013	2012
Discount rate	4.1%	4.7%
Assumed rate of increase in future compensation levels	4.0%	4.0%
Current healthcare cost trend rate	7.8%	7.9%
Ultimate healthcare cost trend rate	4.8%	4.8%
Number of years to ultimate healthcare cost trend rate	3	4

Weighted-average assumptions used to determine net periodic postretirement benefit cost for the years ended March 31:

	2013	2012	2011
Discount rate	4.7%	5.6%	5.4%
Assumed rate of increase in future compensation levels	4.0%	4.0%	4.0%
Expected long-term rate of return on plan assets	5.2%	5.3%	5.6%
Current healthcare cost trend rate	7.9%	7.9%	7.8%
Ultimate healthcare cost trend rate	4.8%	4.8%	4.8%
Number of years to ultimate healthcare cost trend rate	4	5	7

At March 31, 2013 and 2012, the impact of one percentage point change in the assumed health care cost trend rates would not be material to Komatsu’s consolidated financial position or results of operations.

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

The three levels of input used to measure fair value are more full described in Note 21.

The fair values of postretirement benefit plan assets at March 31, 2013 and 2012, by asset class are as follows:

At March 31, 2013	Millions of yen
	Level 1	Level 2	Level 3	Total
Plan assets
Cash	¥460	¥—	¥—	¥460
Equity securities
Foreign equities	966	—	—	966
Pooled funds	1,796	—	—	1,796
Debt securities
Government bonds and municipal bonds	333	3,200	—	3,533
Corporate bonds	—	1,359	—	1,359

Total	¥3,555	¥4,559	¥—	¥8,114

At March 31, 2012	Millions of yen
	Level 1	Level 2	Level 3	Total
Plan assets
Cash	¥281	¥—	¥—	¥281
Equity securities
Foreign equities	816	—	—	816
Pooled funds	1,427	—	—	1,427
Debt securities
Government bonds and municipal bonds	—	2,775	—	2,775
Corporate bonds	—	1,006	—	1,006

Total	¥2,524	¥3,781	¥—	¥6,305

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

Cash flows

(1) Contributions

The U.S. subsidiaries expect to contribute ¥36 million to their post retirement benefit plans in the year ending March 31, 2014.

(2) Estimated future benefit payments

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

Year ending March 31	Millions of yen
2014	¥650
2015	688
2016	715
2017	739
2018	762
Through 2019-2023	¥4,228

Directors of domestic subsidiaries are primarily covered by unfunded retirement allowance plans. At March 31, 2013, 2012 and 2011, the amounts required if all directors covered by the plans had terminated their service have been fully accrued. Such amounts are not material to Komatsu’s consolidated financial position or results of operations for any of the periods presented.

Certain subsidiaries maintain various defined contribution plans covering certain employees. The amount of cost recognized for all periods presented is not material to Komatsu’s consolidated financial position or results of operations.

13. Komatsu Ltd. Shareholders’ Equity

(1) Common Stock and Capital Surplus

The Commercial Code of Japan (“the Code”) permitted, upon approval of the Board of Directors, transfer of amounts from capital surplus to common stock. Prior to October 2001, the Company from time to time made free share distributions that were accounted for by a transfer from capital surplus to common stock of the aggregate par value of shares issued. Effective on October 2001, the Code requires no accounting recognition for such free share distribution. Publicly owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing appropriate capital accounts by an amount equal to the fair value of the shares issued. If such United States practice had been applied to the cumulative free distributions made by the Company, capital surplus at March 31, 2013, would have been increased by ¥103,189 million with a corresponding decrease in unappropriated retained earnings.

At March 31, 2013 and 2012, affiliated companies owned 1,092,000 and 1,092,000 shares which represent 0.11% and 0.11% of the Company’s common stock outstanding, respectively.

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

(3) Retained Earnings and Dividends

The amount of retained earnings available for dividends under the Act is based on the amount recorded in the Company’s general books of account maintained in accordance with accounting principles generally accepted in Japan. In addition to the Act provision requiring an appropriation for capital surplus or legal reserve as discussed above, the Act imposes certain limitations on the amount of retained earnings available for dividends. Accordingly, total shareholders’ equity of ¥340,851 million, included in the Company’s general books of account as of March 31, 2013 is available for dividends under the Act.

The Board of Directors recommended to and approved by the shareholders, at the general meeting held on June 19, 2013, payment of a cash dividend totaling ¥22,880 million to shareholders of record on March 31, 2013. The dividend approved in the shareholder’s meeting on June 19, 2013 has not been reflected in the consolidated financial statements as of March 31, 2013. Dividends are reported in the consolidated statements of equity when approved and paid.

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

The right to purchase the Company’s shares is granted at a predetermined price to directors and certain employees and certain directors of subsidiaries. The purchase price is the amount calculated by taking the average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls and multiplying by 1.05, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant.

The stock option plans resolved by the Board of Directors’ meetings held in and after July 2010.

The right to purchase the Company’s shares is granted at an exercise price of ¥1 per share to directors and certain employees and certain directors of subsidiaries.

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

Based on the resolutions of the shareholders’ meeting on June 23, 2010 and the Board of Directors on July 13, 2011, the Company issued 872 rights of its share acquisition rights to directors. Based on the resolutions of the shareholders’ meeting on June 22, 2011 and the Board of Directors on July 13, 2011, the Company also issued 2,529 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ended March 31, 2012. The options vest 100% on each of the grant dates and are exercisable from August 1, 2014.

Based on the resolutions of the shareholders’ meeting on June 23, 2010 and the Board of Directors on July 12, 2012, the Company issued 843 rights of its share acquisition rights to directors. Based on the resolutions of the shareholders’ meeting on June 20, 2012 and the Board of Directors on July 12, 2012, the Company also issued 2,555 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ended March 31, 2013. The options vest 100% on each of the grant dates and are exercisable from August 1, 2015.

The number of shares subject to one share acquisition right is 100 shares.

Komatsu recognizes compensation expense using the fair value method. Compensation expenses during the years ended March 31, 2013, 2012 and 2011 were ¥500 million, ¥771 million and ¥137 million, respectively, and were recorded in selling, general and administrative expenses.

The following table summarizes information about stock option activity for the years ended March 31, 2013, 2012 and 2011:

	2013		2012		2011
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
		Yen		Yen		Yen
Outstanding at beginning of year	3,182,900	¥1,947	3,235,800	¥2,047	3,333,000	¥2,051
Granted	339,800	1	340,100	1	76,800	1
Exercised	(535,000)	1,189	(393,000)	1,082	(174,000)	1,238

Outstanding at end of year	2,987,700	1,861	3,182,900	1,947	3,235,800	2,047

Exercisable at end of year	2,231,000	2,492	2,766,000	2,240	3,159,000	2,096

The intrinsic values of options exercised were ¥632 million, ¥519 million and ¥199 million for the years ended March 31, 2013, 2012 and 2011.

The information for options outstanding and options exercisable at March 31, 2013 are as follows.

	Outstanding				Options Exercisable
	Number of shares	Weighted average exercise price	Intrinsic value	Weighted average remaining contractual life	Number of shares	Weighted average exercise price	Intrinsic value	Weighted average remaining contractual life
Exercise Prices		Yen	Millions of yen	years		Yen	Millions of yen	years
¥1 – 900	756,700	¥1	¥1,701	6.7	—	¥—	¥—	—
¥901 – 1,350	150,000	1,126	169	0.3	150,000	1,126	169	0.3
¥1,351 – 2,325	1,072,000	2,068	240	2.7	1,072,000	2,068	240	2.7
¥2,326 – 3,700	1,009,000	3,146	0	2.9	1,009,000	3,146	0	2.9
¥1 – 3,700	2,987,700	1,861	2,110	3.6	2,231,000	2,492	409	2.6

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

	2013	2012	2011
Grant-date fair value	¥1,470	¥2,268	¥1,785
Expected term	5 years	5 years	5 years
Risk-free rate	0.10% – 0.81%	0.12% – 1.12%	0.13% – 1.11%
Expected volatility	46.00%	48.00%	54.00%
Expected dividend yield	1.91%	1.83%	0.96%

*	Interest rate corresponding to discount periods is applied to risk-free rate, that is as follows:

	1 year	2 years	3 years	4 years	5 years	6 years	7 years	8 years	9 years	10 years
2013	0.10%	0.10%	0.10%	0.13%	0.20%	0.30%	0.41%	0.55%	0.68%	0.81%
2012	0.12%	0.16%	0.21%	0.29%	0.38%	0.49%	0.63%	0.78%	0.96%	1.12%
2011	0.13%	0.14%	0.18%	0.25%	0.36%	0.47%	0.59%	0.76%	0.94%	1.11%

14. Other Comprehensive Income (Loss)

Each component of accumulated other comprehensive income (loss) at March 31, 2013, 2012 and 2011, is as follows:

	Millions of yen
	2013	2012	2011
Foreign currency translation adjustments:
Balance, beginning of year	¥(131,009)	¥(122,286)	¥(85,056)
Current period other comprehensive income (loss)	92,176	(8,723)	(37,230)

Balance, end of year	¥(38,833)	¥(131,009)	¥(122,286)

Net unrealized holding gains on securities available for sale:
Balance, beginning of year	¥16,829	¥16,104	¥14,126
Current period other comprehensive income (loss)	4,690	725	1,978

Balance, end of year	¥21,519	¥16,829	¥16,104

Pension liability adjustments:
Balance, beginning of year	¥(26,338)	¥(24,406)	¥(24,315)
Current period other comprehensive income (loss)	1,503	(1,932)	(91)

Balance, end of year	¥(24,835)	¥(26,338)	¥(24,406)

Net unrealized holding gains (losses) on derivative instruments:
Balance, beginning of year	¥(1,871)	¥(471)	¥(389)
Current period other comprehensive income (loss)	580	(1,400)	(82)

Balance, end of year	¥(1,291)	¥(1,871)	¥(471)

Total accumulated other comprehensive loss;
Balance, beginning of year	¥(142,389)	¥(131,059)	¥(95,634)
Current period other comprehensive income (loss)	98,949	(11,330)	(35,425)

Balance, end of year	¥(43,440)	¥(142,389)	¥(131,059)

For the fiscal year ended March 31, 2012, Adjustment for the year of Foreign currency translation adjustments included ¥36 million of gains and of Pension Liability adjustment ¥2 million of losses which transferred to non-controlling interests and is not recognized as other comprehensive income (loss).

For the fiscal year ended March 31, 2011, Adjustment for the year of Foreign currency translation adjustments included ¥7 million of gains which transferred to non-controlling interests and is not recognized as other comprehensive income (loss).

The component of other comprehensive income (loss) and adjustments including amounts attributable to noncontrolling interests for the years ended March 31, 2013, 2012 and 2011 are as follows:

	Millions of yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2013:
Foreign currency translation adjustments
Unrealized holding gains arising during the year	¥97,769	¥368	¥98,137
Less: reclassification adjustment for losses included in net income	1,646	(588)	1,058

Net unrealized gains	99,415	(220)	99,195
Net unrealized holding gains on securities available for sale:
Unrealized holding gains arising during the year	7,833	(2,673)	5,160
Less: reclassification adjustment for gains included in net income	(731)	261	(470)

Net unrealized gains	7,102	(2,412)	4,690
Pension liability adjustments
Unrealized holding losses arising during the year	118	(697)	(579)
Less: reclassification adjustment for losses included in net income	2,817	(798)	2,019

Net unrealized gains	2,935	(1,495)	1,440
Net unrealized holding gains on derivative instruments:
Changes in fair value of derivatives	(7,830)	2,974	(4,856)
Net losses reclassified into earnings	8,741	(3,330)	5,411

Net unrealized gains	911	(356)	555

Other comprehensive income	¥110,363	¥(4,483)	¥105,880

2012:
Foreign currency translation adjustments
Unrealized holding losses arising during the year	¥(9,543)	¥591	¥(8,952)
Less: reclassification adjustment for losses included in net income	—	—	—

Net unrealized losses	(9,543)	591	(8,952)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains arising during the year	3,331	(1,021)	2,310
Less: reclassification adjustment for gains included in net income	(2,676)	1,091	(1,585)

Net unrealized gains	655	70	725
Pension liability adjustments
Unrealized holding losses arising during the year	(5,198)	1,420	(3,778)
Less: reclassification adjustment for losses included in net income	3,025	(1,190)	1,835

Net unrealized losses	(2,173)	230	(1,943)
Net unrealized holding losses on derivative instruments:
Changes in fair value of derivatives	665	(410)	255
Net gains reclassified into earnings	(3,023)	1,262	(1,761)

Net unrealized losses	(2,358)	852	(1,506)

Other comprehensive loss	¥(13,419)	¥1,743	¥(11,676)

	Millions of yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2011:
Foreign currency translation adjustments
Unrealized holding losses arising during the year	¥(40,022)	¥493	¥(39,529)
Less: reclassification adjustment for losses included in net income	—	—	—

Net unrealized losses	(40,022)	493	(39,529)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains arising during the year	4,172	(1,678)	2,494
Less: reclassification adjustment for gains included in net income	(871)	355	(516)

Net unrealized gains	3,301	(1,323)	1,978
Pension liability adjustments
Unrealized holding losses arising during the year	(4,308)	2,706	(1,602)
Less: reclassification adjustment for losses included in net income	2,761	(1,250)	1,511

Net unrealized losses	(1,547)	1,456	(91)
Net unrealized holding losses on derivative instruments:
Changes in fair value of derivatives	7,395	(2,995)	4,400
Net gains reclassified into earnings	(7,475)	3,049	(4,426)

Net unrealized losses	(80)	54	(26)

Other comprehensive loss	¥(38,348)	¥680	¥(37,668)

15. Income Taxes

The sources of income before income taxes and equity in earnings of affiliated companies and the sources of income taxes for the years ended March 31, 2013, 2012 and 2011, were as follows:

	Millions of yen
	2013	2012	2011
Income before income taxes and equity in earnings of affiliated companies:
Domestic	¥54,445	¥79,712	¥68,682
Foreign	150,158	169,897	151,127

	¥204,603	¥249,609	¥219,809

Income taxes:
Current –
Domestic	¥23,885	¥16,618	¥15,391
Foreign	50,743	49,802	42,532

	¥74,628	¥66,420	¥57,923

Deferred –
Domestic	¥(2,627)	¥8,911	¥4,885
Foreign	(2,912)	(861)	1,898

	¥(5,539)	¥8,050	¥6,783

Total	¥69,089	¥74,470	¥64,706

Total income taxes recognized for the years ended March 31, 2013, 2012 and 2011 were applicable to the following:

	Millions of yen
	2013	2012	2011
Income before income taxes and equity in earnings of affiliated companies	¥69,089	¥74,470	¥64,706
Other comprehensive income(loss):
Foreign currency translation adjustments	220	(591)	(493)
Net unrealized holding gains(losses) on securities available for sale	2,412	(70)	1,323
Pension liability adjustments	1,495	(230)	(1,456)
Net unrealized holding gains(losses) on derivative instruments	356	(852)	(54)

Total income taxes	¥73,572	¥72,727	¥64,026

Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 2013 and 2012, are as follows:

	Millions of yen
	2013	2012
Deferred tax assets:
Allowances provided, not yet recognized for tax	¥4,537	¥5,151
Accrued expenses	38,093	33,801
Investment securities	5,828	5,691
Pension and retirement benefits	11,120	13,619
Property, plant and equipment	10,735	11,066
Inventories	10,783	9,460
Net operating loss carryforwards	19,143	14,265
Research and development expenses	1,376	1,255
Other	12,141	8,170

Total gross deferred tax assets	113,756	102,478
Less valuation allowance	(25,015)	(20,730)

Total deferred tax assets	¥88,741	¥81,748

Deferred tax liabilities:
Unrealized holding gains on securities available for sale	¥11,750	¥8,776
Property, plant and equipment	10,705	11,267
Intangible assets	10,583	10,584
Undistributed earnings of foreign subsidiaries and affiliated companies accounted for by the equity method	5,393	4,724

Total deferred tax liabilities	¥38,431	¥35,351

Total deferred tax assets	¥50,310	¥46,397

Net deferred tax assets and liabilities as of March 31, 2013 and 2012 are reflected on the consolidated balance sheets under the following captions:

	Millions of yen
	2013	2012
Deferred income taxes and other current assets	¥55,591	¥44,825
Deferred income taxes and other assets	13,442	18,835
Deferred income taxes and other current liabilities	(507)	(687)
Deferred income taxes and other liabilities	(18,216)	(16,576)

	¥50,310	¥46,397

The valuation allowances were ¥36,690 million and ¥49,081 million as of March 31, 2011 and 2010, respectively. The net changes in the total valuation allowance for the years ended March 31, 2013, 2012 and 2011 were an increase of ¥4,285 million, a decrease of ¥15,960 million and a decrease of ¥12,391 million, respectively. The decreases for the years ended March 31, 2012 and 2011 were due primarily to a reduction in the valuation allowance at certain consolidated subsidiaries related to changes in assessment about the likelihood of recovery of certain deferred tax assets. The valuation allowance had been recorded as the subsidiaries had not yet demonstrated consistent and/or sustainable profitability to support the recognition of net deferred tax assets.

The decrease of the valuation allowance for the year ended March 31, 2012 mainly consists of ¥12,686 million by a change in assessment about the likelihood of recovery of a deferred tax asset related to the decision of the merger between Komatsu Rental Ltd. and the Company for the year ended March 31, 2012. The decrease of the valuation allowance for the year ended March 31, 2011 mainly consists of ¥13,579 million by a change in the likelihood of recovery of a deferred tax asset related to the decision of the merger between Komatsu Utility Co., Ltd. and the Company for the year ended March 31, 2011.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses available to be utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets, net of the existing valuation allowances at March 31, 2013 and 2012, are deductible, management believes it is more likely than not that the companies will realize the benefits of these deductible differences and net operating loss carryforwards. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company and its domestic subsidiaries are subject to a National Corporate tax rate of 28%, an inhabitant tax of approximately 5% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a Japanese statutory tax rate of approximately 38.1% for the year ended March 31, 2013 and are subject to a National Corporate tax rate of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a Japanese statutory tax rate of approximately 40.8% for the years ended March 31, 2012 and 2011. The inhabitant tax rate and Enterprise tax rate vary by local jurisdiction.

The differences between the Japanese statutory tax rates and the effective tax rates for the years ended March 31, 2013, 2012 and 2011, are summarized as follows:

	2013	2012	2011
Japanese statutory tax rate	38.1%	40.8%	40.8%
Increase (decrease) in tax rates resulting from:
Change in valuation allowance	1.3	(5.4)	(4.9)
Expenses not deductible for tax purposes	0.5	0.1	1.5
Income of foreign subsidiaries taxed at lower than Japanese normal rate	(6.2)	(6.7)	(8.3)
Tax credit for research and development expenses	(1.3)	(0.0)	(1.3)
Other, net	1.4	1.0	1.6

Effective tax rate	33.8%	29.8%	29.4%

On November 30, 2011, the National Diet of Japan approved the laws for amendments to previous income tax laws. Upon the change in the laws, the statutory tax rate in Japan will be changed to approximately 38.1% for fiscal years beginning on or after April 1, 2012, and to approximately 35.7% for fiscal years beginning on or after April 1, 2015. Thus, the Company and its domestic subsidiaries measured deferred tax assets and liabilities based on the tax rates to be applied in the fiscal years in which temporary differences are expected to be recovered or settled. The effect of tax rate changes in Japan did not have a material impact on Komatsu’s consolidated financial statements.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2013 and 2012, undistributed earnings of foreign subsidiaries amount to ¥629,808 million and ¥538,322 million, respectively. Komatsu has a policy to distribute a certain portion of undistributed earnings of foreign subsidiaries. As of March 31, 2013 and 2012, Komatsu recognized deferred tax liabilities of ¥1,773 million and ¥1,211 million, respectively, associated with those earnings. As of March 31, 2013 and 2012, Komatsu has not recognized deferred tax liabilities of ¥19,442 million and ¥20,138 million, respectively, for such portion of undistributed earnings of foreign subsidiaries that the Company intends to reinvest indefinitely.

At March 31, 2013, certain subsidiaries had net operating loss carryforwards aggregating approximately ¥59,780 million, which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31, 2013	Millions of yen
Within 5 years	¥25,339
6 to 20 years	17,575
Indefinite periods	16,866

Total	¥59,780

Although Komatsu believes its estimates of unrecognized tax benefits are reasonable, uncertainties regarding the final determination of income tax audit settlements and any related litigation could affect the total amount of unrecognized tax benefits in the future periods. For the years ended March 31, 2013, 2012 and 2011, Komatsu did not have material unrecognized tax benefits and thus, no significant interest and penalties related to unrecognized tax benefits were recognized. Based on the information available as of March 31, 2013, Komatsu does not expect significant changes to the unrecognized tax benefits within the next twelve months.

Komatsu files income tax returns in Japan and various foreign tax jurisdictions. Komatsu is no longer subject to income tax examinations by the tax authority before and in the fiscal year ended March 31, 2009 in Japan and, is no longer subject to income tax examinations by the tax authority before and in the fiscal year ended March 31, 2006 in the United States. In other foreign tax jurisdictions, the other subsidiaries are no longer subject to income tax examinations by tax authorities before and in the fiscal year ended March 31, 2006 with few exceptions.

16. Rent Expenses

Komatsu leases office space and equipment and employee housing under cancelable and non-cancelable lease agreements. Rent expenses under cancelable and non-cancelable operating leases amounted to ¥15,437 million, ¥15,491 million and ¥14,480 million, respectively, for the years ended March 31, 2013, 2012 and 2011. At March 31, 2013, the future minimum lease payments under non-cancelable operating leases and capital leases are as follows:

	Millions of yen
Year ending March 31	Capital leases	Operating lease commitments	Total
2014	¥4,675	¥4,300	¥8,975
2015	3,297	3,047	6,344
2016	1,515	2,154	3,669
2017	367	1,284	1,651
2018	187	639	826
Thereafter	389	1,558	1,947

Total minimum lease payments	¥10,430	¥12,982	¥23,412

Less: amounts representing interest	(454)

Present value of net minimum capital lease payments	¥9,976

17. Net Income Attributable to Komatsu Ltd. per Share

A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Komatsu Ltd. per share computations is as follows:

	Millions of yen
	2013	2012	2011
Net income attributable to Komatsu Ltd.	¥126,321	¥167,041	¥150,752

	Number of shares
	2013	2012	2011
Weighted average common shares outstanding, less treasury stock	952,376,139	962,919,074	967,803,446
Dilutive effect of:
Stock options	902,065	857,871	671,477

Weighted average diluted common shares outstanding	953,278,204	963,776,945	968,474,923

	Yen
	2013	2012	2011
Net income attributable to Komatsu Ltd. per share:
Basic	¥132.64	¥173.47	¥155.77

Diluted	132.51	173.32	155.66

18. Commitments and Contingent Liabilities

At March 31, 2013, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥406 million.

Komatsu provides guarantees to third parties of loans of the employees, affiliated companies, customers and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies, customers and other companies are made to enhance the credit of those companies.

For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 11 years in the case of loans relating to the affiliated companies, customers and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default is ¥94,776 million at March 31, 2013. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at March 31, 2013 were insignificant. Certain of those guarantees were secured by collateral and insurance issued to the Company.

Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Commitments for capital investment outstanding at March 31, 2013, aggregated approximately ¥13,100 million.

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

Komatsu also issues contractual product warranties under which it generally guarantee the performance of products delivered and services rendered for a certain period or term. Change in accrued product warranty cost for the years ended March 31, 2013 and 2012 is summarized as follows:

	Millions of yen
	2013	2012
Balance at beginning of year	¥30,534	¥28,531
Addition	25,624	28,234
Utilization	(27,412)	(26,211)
Other	2,454	(20)

Balance at end of year	¥31,200	¥30,534

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

Cash Flow Hedges

Komatsu uses derivative financial instruments designated as cash flow hedges to manage Komatsu’s foreign exchange risks associated with forecasted transactions and Komatsu’s interest risks associated with debt obligations. For transactions denominated in foreign currencies, Komatsu typically hedges forecasted and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, Komatsu enters into interest rate swap contracts to manage the changes in cash flows. Komatsu records the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss). These amounts are reclassified into earnings through other income (expenses), net when the hedged items impact earnings. Approximately ¥1,000 million of existing income included in accumulated other comprehensive income (loss) at March 31, 2013 will be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the year ended March 31, 2013 as a result of anticipated transactions that are no longer probable of occurring.

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

Notional Principal Amounts of Derivative Financial Instruments

Notional principal amounts of derivative financial instruments outstanding at March 31, 2013 and 2012 are as follows.

	Millions of yen
	2013	2012
Forwards and options:
Sale of foreign currencies	¥130,060	¥129,282
Purchase of foreign currencies	39,904	78,859
Option contracts (purchased)	—	247
Interest rate swaps, cross-currency swaps and interest rate cap agreements	103,182	83,014

Fair value of derivative instruments at March 31, 2013 and 2012 on the consolidated balance sheets are as follows:

	Millions of yen
	2013
	Derivative Assets		Derivative Liabilities
Derivative instruments designated as hedging instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥43	Deferred income taxes and other current liabilities	¥2,479
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	3,905
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	42	Deferred income taxes and other current liabilities	1,063

Total		¥85		¥7,447

	Derivative Assets		Derivative Liabilities
Undesignated derivative instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥463	Deferred income taxes and other current liabilities	¥3,628
	Deferred income taxes and other assets	1	Deferred income taxes and other liabilities	11
Option contracts	Deferred income taxes and other current assets	—	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	2	Deferred income taxes and other current liabilities	791
	Deferred income taxes and other assets	¥288	Deferred income taxes and other liabilities	¥272

Total		¥754		¥4,702

Total Derivative Instruments		¥839		¥12,149

	Millions of yen
	2012
	Derivative Assets		Derivative Liabilities
Derivative instruments designated as hedging instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥1,681	Deferred income taxes and other current liabilities	¥5,578
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	105
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	21	Deferred income taxes and other current liabilities	750

Total		¥1,702		¥6,433

	Derivative Assets		Derivative Liabilities
Undesignated derivative instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥569	Deferred income taxes and other current liabilities	¥2,805
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	55
Option contracts	Deferred income taxes and other current assets	5	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	1,102	Deferred income taxes and other current liabilities	418
	Deferred income taxes and other assets	¥467	Deferred income taxes and other liabilities	¥9

Total		¥2,143		¥3,287

Total Derivative Instruments		¥3,845		¥9,720

The effects of derivative instruments on the consolidated statements of income for the years ended March 31, 2013, 2012 and 2011 are as follows:

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	2013
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥(7,737)	Other expenses, net: Other, net	¥(8,741)	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(93)	Other expenses, net: Other, net	—	—	—

Total	¥(7,830)		¥(8,741)		¥—

	Millions of yen
	2012
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥665	Other expenses, net: Other, net	¥2,645	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	Other expenses, net: Other, net	378	—	—

Total	¥665		¥3,023		¥—

	Millions of yen
	2011
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥7,195	Other expenses, net: Other, net	¥7,475	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	200	Other expenses, net: Other, net	—	—	—

Total	¥7,395		¥7,475		¥—

*	OCI stands for other comprehensive income (loss).

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	2013
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other expenses, net: Other, net	¥(5,737)
Option contracts	Other expenses, net: Other, net	(4)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(216)
	Other expenses, net: Other, net	579

Total		¥(5,378)

	Millions of yen
	2012
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other expenses, net: Other, net	¥329
Option contracts	Other expenses, net: Other, net	(0)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(200)
	Other expenses, net: Other, net	(5,995)

Total		¥(5,866)

	Millions of yen
	2011
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other expenses, net: Other, net	¥(1,411)
Option contracts	Other expenses, net: Other, net	(9)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(455)
	Other expenses, net: Other, net	2,816

Total		¥941

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

(3) Long-term trade receivables (Note 4)

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

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, as of March 31, 2013 and 2012, are summarized as follows:

	Millions of yen
	2013		2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Cash and cash equivalents	¥93,620	¥93,620	¥83,079	¥83,079
Time deposits	217	217	907	907
Trade notes and accounts receivable	606,904	606,904	559,749	559,749
Long-term trade receivables	235,825	235,825	184,294	184,294
Investment securities, marketable equity securities	50,954	50,954	45,933	45,933
Short-term debt	205,156	205,156	215,824	215,824
Trade notes, bills and accounts payable	226,275	226,275	273,460	273,460
Long-term debt, including current portion	474,607	469,444	431,976	429,357
Derivatives:
Forward and options
Assets	507	507	2,255	2,255
Liabilities	10,023	10,023	8,543	8,543
Interest rate swaps, cross-currency swap and interest rate cap agreements
Assets	332	332	1,590	1,590
Liabilities	2,126	2,126	1,177	1,177

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

21. Fair value measurements

ASC820, “Fair Value Measurements and Disclosures” defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1	–	Quoted prices in active markets for identical assets or liabilities

Level 2	–	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	–	Unobservable inputs for the assets or liabilities

Assets and liabilities that are measured at fair value on a recurring basis

The fair value hierarchy levels of assets and liabilities that are measured at fair value on a recurring basis at March 31, 2013 and 2012 are as follows:

At March 31, 2013	Millions of yen
	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥28,061	¥—	¥—	¥28,061
Financial service industry	19,299	—	—	19,299
Other	3,594	—	—	3,594
Derivatives
Forward contracts	—	507	—	507
Option contracts	—	—	—	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	332	—	332

Total	¥50,954	¥839	¥—	¥51,793

Liabilities
Derivatives
Forward contracts	¥—	¥10,023	¥—	¥10,023
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	2,126	—	2,126
Other	—	76,239	639	76,878

Total	¥—	¥88,388	¥639	¥89,027

At March 31, 2012	Millions of yen
	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥27,172	¥—	¥—	¥27,172
Financial service industry	16,166	—	—	16,166
Other	2,595	—	—	2,595
Derivatives
Forward contracts	—	2,250	—	2,250
Option contracts	—	5	—	5
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,590	—	1,590

Total	¥45,933	¥3,845	¥—	¥49,778

Liabilities
Derivatives
Forward contracts	¥—	¥8,543	¥—	¥8,543
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,177	—	1,177
Other	—	53,103	752	53,855

Total	¥—	¥62,823	¥752	¥63,575

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

Other

Other primarily represents loans which are measured at fair value under the Fair Value Option of ASC 825, “Financial Instruments”. The fair value of loans is based on a valuation model based on market yield curve data and credit spread data and is classified in Level 2 in the fair value hierarchy. The credit spread data was obtained through use of credit default swaps for each counterparty.

The following table summarizes information about changes of Level 3 for the years ended March 31, 2013, 2012 and 2011:

	Millions of yen
	2013	2012	2011
Balance, beginning of year	¥(752)	¥(859)	¥(2,280)
Total gains or losses (realized / unrealized)	113	107	219
Included in earnings	190	93	6
Included in other comprehensive income (loss)	(77)	14	213
Total purchases, issuances and settlements	—	—	1,202
Purchases	—	—	—
Issuances	—	—	—
Settlements	—	—	1,202

Balance, end of period	¥(639)	¥(752)	¥(859)

The amount of unrealized gains on classified in Level 3 liabilities recognized in earnings for the years ended March 31, 2013, 2012 and 2011 related to liabilities still held at March 31, 2013, 2012 and 2011 were gains of ¥190 million, ¥93 million and ¥6 million, respectively. These gains were reported in other expense, net of the consolidated statements of income.

Assets and liabilities that are measured at fair value on a non-recurring basis

Komatsu measured certain other investment securities at cost at fair value by using various evaluation models based on inputs that are unobservable in the market such as cash flow projection, which are classified as Level 3 in the fair value hierarchy. As of March 31, 2013, an other investment security at cost was written down from their book value of ¥4,411 million to its fair value of ¥425 million estimated from its cash flow projection, and Komatsu recognized impairment losses of ¥3,986 million for the years ended March 31, 2013, which are reported in other expenses, net of the consolidated statements of income.

22. Business Segment and Geographic Information

Komatsu has two operating segments: 1) Construction, Mining and Utility Equipment, and 2) Industrial Machinery and Others.

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

The following tables present financial information regarding Komatsu’s operating segments and geographic information at March 31, 2013, 2012 and 2011, and for the years then ended:

Operating segments:

	Millions of yen
	2013	2012	2011
Net sales:
Construction, Mining and Utility Equipment –
External customers	¥1,677,049	¥1,739,348	¥1,615,689
Intersegment	2,530	4,925	2,392

Total	1,679,579	1,744,273	1,618,081
Industrial Machinery and Others –
External customers	207,942	242,415	227,438
Intersegment	8,349	8,724	10,916

Total	216,291	251,139	238,354
Elimination	(10,879)	(13,649)	(13,308)

Consolidated	¥1,884,991	¥1,981,763	¥1,843,127

Segment profit:
Construction, Mining and Utility Equipment	¥208,951	¥246,291	¥220,830
Industrial Machinery and Others	6,222	16,779	20,965

Total segment profit	215,173	263,070	241,795
Corporate expenses and elimination	(1,161)	(4,407)	(6,823)

Total	214,012	258,663	234,972
Impairment loss on long-lived assets	1,907	3,106	5,142
Other operating income (expenses), net	(503)	786	(6,901)
Operating income	211,602	256,343	222,929
Interest and dividend income	4,277	3,776	4,493
Interest expense	(8,236)	(7,784)	(6,475)
Other, net	(3,040)	(2,726)	(1,138)

Consolidated income before income taxes and equity in earnings of affiliated companies	¥204,603	¥249,609	¥219,809

Segment assets:
Construction, Mining and Utility Equipment	¥2,195,232	¥1,965,406	¥1,859,004
Industrial Machinery and Others	282,342	278,232	270,736
Corporate assets and elimination	40,283	76,891	19,397

Consolidated	¥2,517,857	¥2,320,529	¥2,149,137

Depreciation and amortization:
Construction, Mining and Utility Equipment	¥78,589	¥80,521	¥80,780
Industrial Machinery and Others	9,416	8,494	7,662

Consolidated	¥88,005	¥89,015	¥88,442

Capital investment:
Construction, Mining and Utility Equipment	¥127,706	¥115,518	¥92,049
Industrial Machinery and Others	9,256	6,520	5,689

Consolidated	¥136,962	¥122,038	¥97,738

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

Amortization for the years ended March 31, 2013, 2012 and 2011, does not include amortization of long-term prepaid expenses of ¥1,317 million, ¥1,091 million and ¥1,025 million. The term “Capital investment” should be distinguished from the term “Capital expenditures” as used in the consolidated statements of cash flows. The term “Capital investment” is defined to refer to the acquisition of property, plant and equipment including properties under capital leases on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates.

Impairment loss on long-lived assets and goodwill recorded in each segment asset for the years ended March 31, 2013, 2012 and 2011, are as follows:

	Millions of yen
	2013	2012	2011
Construction, Mining and Utility Equipment	¥1,153	¥2,330	¥4,969
Industrial Machinery and Others	754	776	173

Total	¥1,907	¥3,106	¥5,142

Geographic information:

Net sales determined by customer location for the years ended March 31, 2013, 2012 and 2011, are as follows:

	Millions of yen
	2013	2012	2011
Japan	¥380,024	¥402,505	¥349,184
The Americas	561,962	460,814	397,427
Europe and CIS	203,878	207,848	165,418
China	156,030	270,017	428,208
Asia (excluding Japan and China) and Oceania	454,394	513,575	398,366
Middle East and Africa	128,703	127,004	104,524

Consolidated net sales	¥1,884,991	¥1,981,763	¥1,843,127

Net sales determined by geographic origin for the years ended March 31, 2013, 2012 and 2011, and property, plant and equipment determined based on physical location at March 31, 2013, 2012 and 2011, are as follows:

	Millions of yen
	2013	2012	2011
Net sales:
Japan	¥622,121	¥723,568	¥641,502
U.S.A.	534,781	436,300	391,380
Europe and CIS	203,668	217,085	175,217
China	122,373	196,537	332,581
Others	402,048	408,273	302,447

Total	¥1,884,991	¥1,981,763	¥1,843,127

Property, plant and equipment:
Japan	¥367,610	¥356,424	¥354,797
U.S.A.	85,499	67,350	63,972
Europe and CIS	32,015	29,483	29,868
Others	100,096	76,399	59,750

Total	¥585,220	¥529,656	¥508,387

No individual country within Europe and CIS or Others had a material impact on net sales.

There were no sales to a single major external customer for the years ended March 31, 2013, 2012 and 2011.

23. Supplementary Information to Balance Sheets

At March 31, 2013 and 2012, deferred income taxes and other current assets were comprised of the following:

	Millions of yen
	2013	2012
Prepaid expenses	¥8,923	¥8,601
Short-term loans receivable:
Affiliated companies	565	664
Other	33	1,144

Total	¥598	¥1,808

Deferred income taxes	55,591	44,825
Other	92,556	89,044

Total	¥157,668	¥144,278

At March 31, 2013 and 2012, deferred income taxes and other current liabilities were comprised of the following:

	Millions of yen
	2013	2012
Accrued expenses	¥96,815	¥84,264
Advances received	32,324	49,180
Deferred income taxes	507	687
Other	102,479	97,643

Total	¥232,125	¥231,774

24. Supplementary Information to Statements of Income

The following information shows research and development expenses and advertising costs, for the years ended March 31, 2013, 2012 and 2011. Research and development expenses and advertising costs are charged to expense as incurred and are included in cost of sales and selling, general and administrative expenses in consolidated statements of income.

	Millions of yen
	2013	2012	2011
Research and development expenses	¥60,788	¥54,843	¥49,005
Advertising costs	2,452	2,357	2,627

Shipping and handling costs included in selling, general and administrative expenses for the years ended March 31, 2013, 2012 and 2011, were as follows:

	Millions of yen
	2013	2012	2011
Shipping and handling costs	¥41,849	¥45,231	¥37,706

For the fiscal year ended March 31, 2013, 2012 and 2011, Komatsu recognized an impairment loss of ¥1,907 million, ¥3,106 million and ¥5,142, million related to property, plant and equipment and intangible assets subject to amortization at the Company and certain subsidiaries, as profitability of the assets of each subsidiary was expected to be low in the future and Komatsu estimated the carrying amounts would not be recovered by the future cash flows.

Other operating income (expenses), net for the years ended March 31, 2013, 2012 and 2011, were comprised of the following:

	Millions of yen
	2013	2012	2011
Gain on sale of property	¥764	¥1,294	¥2,432
Loss on disposal or sale of fixed assets*	(2,064)	(2,487)	(1,553)
Other*	797	1,979	(7,780)

Total	¥(503)	¥786	¥(6,901)

*	For the fiscal year ended March 31, 2011, Loss on disposal or sale of fixed assets and Other included losses of ¥73 million, ¥2,787 million respectively resulted from the Great East Japan Earthquake.

For the fiscal year ended March 31, 2011, the Company and certain subsidiaries recognized expenses associated with structural reforms of production and sales operations. Out of the expenses, reorganization costs of ¥3,771 million, such as wind down and relocation costs related to the integration of facilities were included in other, except the expenses included in impairment loss on long-lived assets of the consolidated statements of income.

Other expenses, net for the years ended March 31, 2013, 2012 and 2011, were comprised of the following:

	Millions of yen
	2013	2012	2011
Interest income –
Installment receivables	¥329	¥289	¥503
Other	2,732	2,632	2,670
Dividends	1,216	855	1,320
Interest expense	(8,236)	(7,784)	(6,475)
Impairment loss and net gain (loss) from sale of investment securities	(3,058)	(2,516)	(54)
Exchange gain (loss), net	1,214	3,864	(4,193)
Other	(1,196)	(4,074)	3,109

Total	(¥6,999)	¥(6,734)	¥(3,120)

25. Valuation and Qualifying Accounts

Valuation and qualifying accounts deducted from assets to which they apply:

	Millions of yen
	2013	2012	2011
Allowance for doubtful receivables
Balance at beginning of fiscal period	¥15,243	¥15,793	¥14,941
Additions
Charged to costs and expenses	3,050	2,105	5,307
Charged to other accounts	118	255	1,068
Deductions	417	2,910	5,523

Balance at end of fiscal period	¥17,994	¥15,243	¥15,793

Deductions were principally collectible or uncollectible accounts and notes charged to the allowance.

	Millions of yen
	2013	2012	2011
Valuation allowance for deferred tax assets
Balance at beginning of fiscal period	¥20,730	¥36,690	¥49,081
Additions
Charged to costs and expenses	4,423	1,961	7,596
Charged to other accounts	1,729	276	—
Deductions	1,867	18,197	19,987

Balance at end of fiscal period	¥25,015	¥20,730	¥36,690

Deductions were principally realization or expiration of net operating loss carryforwards.

EXHIBIT INDEX

Exhibit number	Title	Subsequently Numbered Page
Exhibit (1.1)	Articles of Incorporation of Komatsu Ltd., as amended (Translation)	1

Exhibit (1.2)	Regulations of The Board of Directors (Translation)	7

Exhibit (2)	Share Handling Regulations, as amended (Translation)	9

Exhibit (8)	Significant subsidiaries of Komatsu Ltd. including additional subsidiaries that management has deemed to be significant, as of March 31, 2012 (See “Item 4. Information on the Company — C. Organizational Structure”)

Exhibit (11)	Code of Ethics for Senior Officers (Translation)	13

Exhibit (12) a.	Certification of the CEO of the Company required pursuant to Rule 15d-14(a)	17

Exhibit (12) b.	Certification of the CFO of the Company required pursuant to Rule 15d-14(a)	18

Exhibit (13) a.	Certification of the CEO of the Company required pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of The United States Code	19

Exhibit (13) b.	Certification of the CFO of the Company required pursuant to Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of The United States Code	20

Exhibit 101	Instance Document

Exhibit 101	Schema Document

Exhibit 101	Calculation Linkbase Document

Exhibit 101	Definition Linkbase Document

Exhibit 101	Labels Linkbase Document

Exhibit 101	Presentation Linkbase Document